Form 20-F
period 2013-12-31
NATIONAL BANK OF GREECE SA
filed 2014-05-15
CIK 1096061

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2013, the close of the period covered by the annual report:

2,396,785,994 Ordinary Shares of nominal value EUR 0.30 per share

12,639,831 Series A Preference Shares of a nominal value of EUR 0.30 per share

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

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐        Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

		Page
C.	Material Contracts	297
D.	Exchange Controls	297
E.	Taxation	297
F.	Dividends and Paying Agents	303
G.	Statements by Experts	303
H.	Documents on Display	303
I.	Subsidiary Information	303
Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	303
Item 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	313
PART II		315
Item 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	315
Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	315
A.	General Effect of the Modifications on the Rights of Security Holders	315
Item 15	CONTROLS AND PROCEDURES	317
(a)	Disclosure Controls and Procedures	317
(b)	Management's Annual Report on Internal Control over Financial Reporting	317
(c)	Report of Independent Registered Public Accounting Firm	319
(d)	Changes in Internal Control over Financial Reporting	320
Item 16A	AUDIT COMMITTEE FINANCIAL EXPERT	321
Item 16B	CODE OF ETHICS	322
Item 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES	322
Item 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	323
Item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	323
Item 16F	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	324
Item 16G	CORPORATE GOVERNANCE	324
PART III		326
Item 17	FINANCIAL STATEMENTS	326
Item 18	FINANCIAL STATEMENTS	326
Item 19	EXHIBITS	326
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 (AS RESTATED) AND 2013 AND FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 (BOTH AS RESTATED) AND 2013		F-1
INDEX TO FINANCIAL STATEMENTS		F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		F-3
Consolidated Balance Sheets		F-4
Consolidated Statements of Income and Comprehensive Income		F-5
Consolidated Statements of Shareholders' Equity		F-7
Consolidated Statements of Cash Flows		F-9
Notes to Consolidated Financial Statements		F-11

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

        All references in this annual report on Form 20-F (the "Annual Report") to the "Bank" or "NBG" are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group". All references in this Annual Report to "we", "us" or "our" are, as the context requires, to the Bank or to the NBG Group as a whole and all references in this Annual Report to the "Greek government" or "Hellenic Republic" are to the Hellenic Republic. In addition, no part of any website, except as expressly incorporated, forms part of this Annual Report.

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "€", "EUR" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as at January 1, 2001. All references to the "Eurozone" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on EU signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "RSD" are to Serbian dinars, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei, all references to "TL" are to Turkish lira and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = 0.7210, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on Wednesday, April 30, 2014. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian lei, Serbian dinar and Turkish lira are: South African rand 10.5195 per US$1.00, Macedonian dinars 44.4510 per US$1.00, Bulgarian leva 1.4121 per US$1.00, Romanian lei 3.2121 per US$1.00, Serbian dinars 83.2943 per US$1.00 and Turkish lira 2.1175 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2013	0.7487	0.7350
December 2013	0.7379	0.7238
January 2014	0.7407	0.7309
February 2014	0.7404	0.7243
March 2014	0.7283	0.7180
April 2014	0.7297	0.7195

        The following table sets forth the average exchange rates between the euro and the U.S. dollar and the euro and the Turkish lira for each of the five years ended December 31, 2009, 2010, 2011, 2012 and 2013 and for the current annual period through April 30, 2014. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro	TL1.00= Euro
2009	0.7176	0.4623
2010	0.7540	0.5009
2011	0.7178	0.4278
2012	0.7777	0.4322
2013	0.7530	0.3947
2014 (up to April 30, 2014)	0.7282	0.3318

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

  •
  Recessionary pressures in Greece stemming from the International Monetary Fund ("IMF")/Eurozone Stabilization and Recovery Program, as replaced by a second economic adjustment program in March 2012 and amended in November 2012, jointly supported by the IMF and the EU Member States (the "Program");

  •
  Risks associated with the Bank's need for additional capital and liquidity, most notably from regulatory changes and increased asset impairment;

  •
  Risks associated with execution of our capital plan;

  •
  Our ability to successfully complete all elements of our capital plan;

  •
  Voluntary repayment of the EUR 1,350 million Greek State Preference Shares being subject to the prior approval of the Bank of Greece;

  •
  Increase in our costs of funding due to an accelerated outflow of funds from customer deposits;

  •
  Negative results in the stress testing of the Greek banks;

  •
  Deteriorating asset valuations resulting from poor market conditions;

  •
  The negative effects of the series of downgrades of the Hellenic Republic's credit rating on our wholesale borrowing costs and access to liquidity and capital;

  •
  The inability of the Bank of pay dividends to its shareholders currently and also possibly in the future;

  •
  As a recipient of state aid, the Bank's operational autonomy is constrained;

  •
  State aid received by the Bank in previous years was only temporarily approved by the European Commission and is subject to further investigation under state aid rules;

  •
  The Hellenic Financial Stability Fund ("HFSF") as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank;

  •
  The Hellenic Republic has the ability to exercise and currently exercises an important influence on the Bank in certain areas;

  •
  Our vulnerability to any ongoing disruptions and volatility in the global financial markets;

  •
  Our exposure to risks potentially faced by other financial institutions;

  •
  We have incurred and may continue to incur significant losses on our trading and investment activities due to market fluctuations and volatility;

  •
  Increase of non-accruing loans and continuing high levels of provisioning;

  •
  Interest rate volatility;

  •
  Significant competition from Greek and foreign banks;

  •
  Laws regarding the bankruptcy of individuals and regulations governing creditors' rights in Greece, Turkey and various Southeastern Europe ("SEE") countries may limit the Group's ability to receive payments on past due loans;

  •
  Changes in consumer protection laws may limit the fees that the Group may charge in certain banking transactions;

  •
  Our business is subject to increasingly complex regulation which may increase our regulatory and capital requirements;

  •
  The Group may be subject to the provisions of the Recovery and Resolution Directive in the future;

  •
  The Group may be subject to a proposed EU regulation on mandatory separation of certain banking activities;

  •
  The Group may be affected by the European Central Bank ("ECB") Single Supervisory Mechanism;

  •
  The loss of senior management, including the ability to retain or recruit experienced and/or qualified personnel;

  •
  Significant future pension and post-employment benefit liabilities;

  •
  Value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time and may not be accurate;

  •
  Exposure to credit risk, market risk, liquidity risk, operational risk, insurance risk and foreign exchange risk;

  •
  Failure of economic hedging to prevent losses;

  •
  Risk of continually evolving cyber security or other technological risks;

  •
  Continuing contraction of our loan portfolio;

  •
  Risk of additional taxes;

  •
  Our Turkish operations make a significant contribution to our profit for the period, and operating in Turkey carries certain macroeconomic and political risks;

  •
  Any loss in consumer confidence in Finansbank's banking operations that may lead to an accelerated outflow of funds from customer deposits;

  •
  Deterioration of the credit quality of Finansbank's loans;

  •
  The effect of credit ratings on Finansbank's funding costs and its access to the debt capital markets;

  •
  Competition in the Turkish banking sector from private banks and Turkish government-owned financial institutions;

  •
  Volatility in the Turkish banking sector;

  •
  Possibility that Finansbank is required to hold higher levels of capital than anticipated by the market;

  •
  Macroeconomic and political risks in SEE countries in which we operate; and

  •
  other factors described under Item 3.D, "Risk Factors".

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

RECENT DEVELOPMENTS

        On March 6, 2014, the Bank of Greece informed the Bank of its capital shortfall, amounting to EUR 2.2 billion, arising from the Bank of Greece stress tests for Greek banks (the "2014 Stress Tests"). In arriving at this estimate, the Bank of Greece assumed internal capital generation by the Bank over the period June 2013 to December 2016 of EUR 1.5 billion based on what the Bank of Greece characterized as a conservative adjustment of restructuring plans submitted by us to the Bank of Greece. Following the request by the Bank of Greece, the Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall. The Bank of Greece approved this plan on April 11, 2014. This capital plan includes certain capital actions amounting to EUR 1,040 million. Approximately one-half of this amount relates to completed capital actions relating to the sale of Astir Palace Hotel agreed in February (see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures") and the higher than initially expected benefit from the voluntary retirement scheme ("VRS") completed in December 2013. Of the remaining benefit from capital actions, approximately half relates to the sale of non-core businesses and half to loans de-risking. The Bank of Greece approved the implementation of these capital actions amounting to EUR 1,040 million and an equity capital increase (in the form of share capital and share premium) for the residual needs amounting to EUR 1,143 million. In addition to meeting these residual needs of EUR 1,143 million, the Bank decided to further increase its equity base by an amount of EUR 1.4 billion in order to strengthen its Basel III CET 1 ratio and maintain the flexibility to redeem the Greek State Preference Shares. On April 16, 2014 the Bank announced a EUR 2.5 billion share capital increase which was completed on May 13, 2014. Under the 2014 share capital increase, 1,136,363,637 new, dematerialized, common, registered, voting shares of the Bank of par value of EUR 0.30 each at a subscription price of EUR 2.20 each were issued. Subject to the approval by the board of the of Hellenic Exchanges—Athens Exchange S.A. Holding (the "HELEX") of the listing to trade of the new shares, trading of the new shares on the the Athens Exchange ("ATHEX") is expected to commence on or about May 20, 2014.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2009 through 2013 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. GAAP financial statements and the notes thereto as at December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2009	2010	2011	2012	2013	2013(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	6,231	6,149	6,260	5,934	5,177	7,180
Total interest expense	(2,445)	(2,065)	(2,612)	(2,734)	(2,233)	(3,096)

Net interest income before provision for loan losses	3,786	4,084	3,648	3,200	2,944	4,084
Provision for loan losses	(998)	(1,205)	(3,703)	(2,322)	(969)	(1,344)

Net interest income after provision for loan losses	2,788	2,879	(55)	878	1,975	2,740

Non-interest income / (loss)
Credit card fees	201	189	198	228	207	287
Service charges on deposit accounts	49	53	78	97	102	141
Other fees and commissions	502	476	436	456	493	684
Net trading loss	(267)	(1,246)	(1,877)	(1,366)	297	412
Equity in earnings of investees and realized gains/(losses) on disposals	(28)	9	9	15	6	8
Income from insurance operations(4)	990	1,017	777	633	514	713
Other income	101	144	85	284	290	402

Total non-interest income / (loss) excluding gains / losses on investment securities	1,548	642	(294)	347	1,909	2,647

Net gains/(losses) on available-for-sale securities	350	115	(19)	350	250	347
OTTI of available-for-sale securities and held-to-maturity securities (of which NIL was recognised through AOCI)	(358)	(89)	(9,174)	(410)	(285)	(395)

Net gains / (losses) on investment securities	(8)	26	(9,193)	(60)	(35)	(48)

Total non-interest income / (loss)	1,540	668	(9,487)	287	1,874	2,599

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(1,558)	(1,512)	(1,426)	(1,380)	(1,518)	(2,105)
Depreciation of premises and equipment	(123)	(129)	(122)	(114)	(111)	(154)
Amortization of intangible assets	(65)	(80)	(99)	(110)	(100)	(139)
Impairment of goodwill	—	(6)	(419)	(123)	(9)	(12)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(899)	(942)	(1,014)	(470)	(531)	(736)
Summary other(2)	(1,053)	(1,143)	(1,426)	(1,316)	(1,344)	(1,866)

Total non-interest expense	(3,698)	(3,812)	(4,506)	(3,513)	(3,613)	(5,012)

Income / (loss) before income tax	630	(265)	(14,048)	(2,348)	236	327
Income tax expense	(177)	(43)	(459)	(169)	(167)	(232)

Net income / (loss)	453	(308)	(14,507)	(2,517)	69	95
Less: Net income attributable to the non-controlling interest	(62)	(47)	(32)	(20)	(32)	(44)

Net income / (loss) attributable to NBG shareholders	391	(355)	(14,539)	(2,537)	37	51
Net income / (loss) per share from continuing operations
Basic EPS—Net income / (loss)(3)	2.65	(2.82)	(76.62)	(13.36)	0.03	0.04
Diluted EPS—Net income / (loss)(3)	2.65	(2.82)	(76.62)	(13.36)	0.03	0.04

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.721 on April 30, 2014. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premiums ceded.

(3)
The weighted average number of common shares takes into account the share capital increases due to the exercise of stock options in December 2009, the rights issue of two new shares for every nine shares held in June 2009 and the rights issue of one new share for every five shares held and three convertible bonds convertible to three common shares for every eight shares held in September 2010, the reverse split of 1 new share for 10 existing shares on April 2013 and the issue of new shares in June 2013. This number is as of December 31, 2013 and does not include the 1,136,363,637 new shares issued in the share capital increase completed on May 13, 2014.

(4)
"Income from insurance operations" in financial statement included in "Other non-interest income".

	Year ended December 31,
	2009	2010	2011	2012	2013	2013(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,430	1,436	1,718	2,157	1,968	2,730
Deposits with Central Bank	2,921	2,962	2,899	2,886	3,454	4,790
Securities purchased under agreements to resell	532	146	673	833	39	54
Interest bearing deposits with banks	3,078	6,399	3,768	2,977	3,333	4,623
Trading assets	4,065	2,785	2,964	5,469	3,082	4,275
Available-for-sale securities	16,083	13,689	8,572	7,091	6,385	8,856
Held to maturity securities	100	3,598	1,002	356	10,360	14,369
Loans	75,834	79,038	76,003	74,334	73,235	101,574
Less: Allowance for loan losses	(2,065)	(3,175)	(6,551)	(7,318)	(7,751)	(10,750)

Net loans	73,769	75,863	69,452	67,016	65,484	90,824
Assets classified as held for sale	—	—	—	—	134	186
Summary other assets(2)	11,137	11,854	12,419	12,371	12,602	17,477

Total assets	113,115	118,732	103,467	101,156	106,841	148,184

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits excluding interbank deposits	70,899	67,768	58,913	58,568	62,502	86,688
Interbank deposits	16,935	26,127	32,662	32,591	23,092	32,028

Total deposits	87,834	93,895	91,575	91,159	85,594	118,716
Securities sold under agreements to repurchase	4,485	3,538	1,302	1,109	4,738	6,571
Long-term debt	3,357	3,806	2,938	2,116	2,582	3,581
Liabilities classified as held for sale	—	—	—	—	10	14
Summary other liabilities(3)	8,146	8,752	11,556	12,564	11,301	15,674

Total liabilities	103,822	109,991	107,371	106,948	104,225	144,556

Redeemable non-controlling interest- Temporary equity	255	266	283	257	250	347
PERMANENT EQUITY
Preferred stock (25,000,000 shares of par value of EUR 0.30 each at 2011 and 2012 and 12,639,831 shares of par value of EUR 0.30 each at 2013 and 270,000,000 shares of par value EUR 5.00 each at 2011 and 2012 and 2013, respectively)	358	358	1,358	1,358	1,354	1,878
Common stock	3,035	4,780	4,780	4,780	719	997
Additional paid-in capital	3,878	3,884	4,090	4,079	17,859	24,770
Accumulated other comprehensive income / (loss)	(1,517)	(3,386)	(1,939)	(1,283)	(2,596)	(3,601)
Treasury stock, at cost	(11)	(5)	—	—	(2)	(3)
Accumulated surplus / (deficit)	2,450	2,022	(12,547)	(15,037)	(15,007)	(20,814)

Total NBG shareholders' equity / (deficit)	8,193	7,653	(4,258)	(6,103)	2,327	3,227

Non-controlling interest	845	822	71	54	39	54

Total liabilities and equity	113,115	118,732	103,467	101,156	106,841	148,184

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.721 on April 30, 2014. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets (see Note 16 to the U.S. GAAP Financial Statements).

(3)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) accounts payable, accrued expenses and other liabilities, (iii) insurance reserves and (iv) derivative liabilities.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2009	2010	2011	2012	2013
	(%)
Return on assets(1)	0.41	(0.26)	(12.27)	2.25	0.06
Return on equity(2)	5.51	(4.48)	—	—	—
Average equity to average assets(3)	6.45	6.60	1.44	—	—

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

        The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits". Interbank deposits amount to:

  •
  EUR 22,030 million as at December 31, 2013, EUR 31,631 million as at December 31, 2012 and EUR 32,025 million as at December 31, 2011 for banking activities in Greece;

  •
  EUR 34 million as at December 31, 2013, EUR 41 million as at December 31, 2012 and EUR 104 million as at December 31, 2011 for international operations;

  •
  EUR 1,029 million as at December 31, 2013, EUR 919 million as at December 31, 2012 and EUR 534 million as at December 31, 2011 for Turkish operations; and

  •
  EUR 23,093 million as at December 31, 2013, EUR 32,591 million as at December 31, 2012 and EUR 32,663 million as at December 31, 2011 for the Group.

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

Dividends

        On June 2, 2009, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan and the payment of dividends to preferred shareholders as follows:

  •
  the payment of the interim dividends in the amount of EUR 33 million to the holders of our non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on November 17, 2008;

  •
  the distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42 million, pursuant to the terms of our non-cumulative non-voting redeemable preference shares.

        On May 21, 2010, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan and the payment of dividends to preferred shareholders as follows:

  •
  the distribution of dividends to the holders of our non-cumulative non-voting redeemable preference shares of EUR 42 million (USD 56 million) after withholding taxes; and

  •
  the distribution of dividends to the Hellenic Republic, as sole holder of the 70 million preference shares issued as part of the Bank's participation in the Hellenic Republic Bank Support Plan, of EUR 35 million, in accordance with the Hellenic Republic Bank Support Plan and the Bank's Articles of Association.

        On June 23, 2011, the Bank's General Meeting approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan, as well as the non-payment of dividends to holders of our non-cumulative non-voting redeemable preference shares and to the Hellenic Republic, as sole holder of the 70 million preference shares issued as part of our participation in the Hellenic Republic Bank Support Plan, in accordance with the Bank's Articles of Association, Greek Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Company Law 2190/1920, which prohibit the payment of dividends in the absence of sufficient distributable funds.

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's shareholders held on June 28, 2012, in compliance with the provisions of articles 44a, 42c and 43 of Company Law 2190/1920.

        No dividend distribution to any class of shares was approved by the repeat annual Ordinary General Meeting of the Bank's shareholders held on July 12, 2013, in compliance with the provisions of articles 44a, 42c and 43 of Company Law 2190/1920.

        The following tables set forth the actual dividends per ordinary share paid by the Bank for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 in respect of ordinary shareholders. For more information on how dividends are distributed see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

Year Ended December 31,	Year of declaration and payment of dividends	Amount of dividends per share, in EUR	Amount of dividends per share, in USD(1)	Number of shares entitled to dividend(2)	Dividend payout ratio(3)
2009	2010	—	—	607,041,577	—
2010	2011	—	—	956,090,482	—
2011	2012	—	—	956,090,482	—
2012	2013	—	—	956,090,482	—
2013	2014 (through	—	—	2,396,785,994	—
	April 30, 2014)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.721 April 30, 2014.

(2)
The number of outstanding ordinary shares subject to dividends includes treasury shares owned by the Bank at the ex-dividend date.

(3)
Dividend payout ratio is the percentage of net profit attributable to ordinary shareholders as cash dividends during a given period. It is computed by dividing dividends declared per share by net income/(loss) attributable to NBG ordinary shareholders per share.

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

Risks Relating to the Hellenic Republic Economic Crisis

Uncertainty resulting from the Hellenic Republic's economic crisis has had and is likely to continue to have an adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2013, 41.2% of the Group's net interest income before provision for loan losses as of December 31, 2013, 68.1% of our loans, were derived from our domestic operations. In addition, following the completion of the PSI in March and April 2012 and the Hellenic Republic's debt buyback program in December 2012, our holdings of EUR 4,273 million of Greek government bonds and Greek treasury bills represented, as at December 31, 2013, 4.0% of our total assets and 22.0% of our trading and investment debt securities. Accordingly, the quality of our assets, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        In its sixth year of recession, the Greek economy continued to face substantial macroeconomic pressures. Over the past four years, the Hellenic Republic has undertaken significant structural measures to restore competitiveness and promote economic growth in the country through the Program agreed with the IMF, the ECB and the EU (collectively, the "Troika") for implementation of fiscal adjustment policies and growth enhancing structural reforms. Pressures arising from the ongoing fiscal effort to achieve a large primary budget surplus in the Greek government (the "Government") budget including policy fatigue and potential emergence of social tensions, potential delays in Eurozone decisions to ensure Greek public debt sustainability and sufficient medium- to long-term financing for the country, compounded by remaining deep-rooted structural constraints, could slow or reverse the economic recovery and fuel additional uncertainty. More specifically:

  •
  Despite the successful completion of the debt buyback program in December 2012, the notable progress in fiscal deficit reduction and the adjustment in the labor market and external balance, the Greek economy continues to face substantial macroeconomic challenges. Uncertainty about debt sustainability and the ability for a timely transition to a new sustainable export-oriented model of economic growth, which will boost fiscal consolidation and improve public debt dynamics, remains high.

  •
  The need to impose additional austerity measures in the form of additional corrective spending cuts to offset potential slippages in the implementation of the 2014 Government budget—in view of weaker-than-expected Government revenue performance for most of 2013 and a continued drop in social security system revenue—could delay the economic recovery, resulting in the weakening economic sentiment, declining liquidity, reduced private spending and a further decline in financial and real estate asset valuations.

  •
  Funding provided to the Hellenic Republic under the Program is insufficient to cover the Hellenic Republic's financing needs from the third quarter of 2015 onwards, and the shortfall could increase if privatization revenue fall short of expectations. In this respect, it is not certain whether funding will be increased by the EU and the IMF or whether there will be further modifications in Greek public debt to reduce further debt servicing costs as this depends on Greece's performance under the Program and potential agreement on new conditionality. In addition, the IMF is considered to have exhausted its statutory limits in providing financing to Greece. Moreover, the views currently expressed in Europe, as evidenced by last year's events in Cyprus, suggest that a broader spectrum of creditors could be bailed in to cover such financing needs, and the prospect of such a development could, in itself, be destabilizing for the Greek economy.

  •
  According to reports by the Troika, Greece has little, if any, margin to absorb additional adverse shocks or slippages in the implementation of the Program. In the event that policy implementation takes longer than expected or falls short of expectations, or the economy takes longer than expected to respond to the labor market and other structural competitiveness-enhancing reforms, or the fiscal impact of the recession is higher than estimated in subsequent years, the likely result would be a higher debt trajectory than that suggested by the post-private sector involvement analysis underlying the Program.

  •
  Failure to successfully implement the Program over its term to 2016 may lead to termination of financial support provided by the IMF and the EU, or may undermine a potential agreement for the provision of additional medium-term financing and debt relief to the Government in 2014. Such a development would create the conditions for a new credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt, which would include both marketable instruments and official sector loans from the Eurozone countries.

  •
  Even if the Hellenic Republic successfully implements the Program, Government debt as a percentage of GDP is projected to remain above 170% of GDP until 2015, according to EU projections in the recent (fourth) review of the Program, and it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic without a new agreement with the EU and the IMF which would provide additional debt relief with direct official sector involvement, i.e., with a reduction in Greece's debt obligations to the IMF and the Eurozone. This relief could occur through new changes in the conditions of official sector loans or further restructuring of Greek government bonds held by the Eurosystem and a direct haircut on official sector loans or loans from the European Financial Stability Facility ("EFSF") or a combination of the above. Failure to agree on a credible way to restore long-term debt sustainability and cover possible additional needs (even if due to factors outside the control of the Hellenic Republic) of Greece for external financing in upcoming years may result in a credit event with respect to the Hellenic Republic debt occurring prior to the completion of the Program.

  •
  Further instability in the current coalition Government (elected on June 17, 2012), or a shrinkage of its parliamentary majority through the withdrawal of one of the two parties (following the withdrawal of the "Democratic Left" in June 2013) currently supporting the Program, could pose significant risks to the implementation of the Program. In addition, the commitment by the member states of the Eurozone to provide long-term support to Greece on acceptable terms is subject to significant risks related not only to Greece's ability to avoid any additional slippages in the implementation of the Program but also to increasing public discontent in these countries regarding support to Greece.

  •
  The large losses experienced by private creditors as a result of the PSI exchange in conjunction with the high level of Greek sovereign debt, even after the PSI and successful completion of the debt buy-back in December 2012 (above 120% of GDP until 2020), render an improvement of market sentiment and a significant upward revision of sovereign ratings highly unlikely for the short to medium-term unless new decisions that provide significant long-term relief on Greek sovereign debt profile are taken by Eurozone member states. In this respect, valuations of Hellenic Republic assets (and thus privatization revenue budgeted for in the Program), as well as the continuing ability of Greece to access the international capital markets, remain subject to substantial uncertainty.

  •
  The recovery in economic sentiment in Greece and the marginal increase in the private deposit base of the Greek banking system (since the second half of 2012 to February 2014) could be undermined by slower progress in structural reforms and tensions in fiscal adjustment strategy.

  •
  The bail-in agreement between the Troika and Cyprus, reached on March 25, 2013, regarding financial assistance of EUR10 billion (57% of Cyprus's GDP), is expected to weigh heavily on the real and financial conditions of the Cypriot economy in coming years and could take an indirect toll on macroeconomic conditions in Greece. The recent economic turbulence and elevated uncertainty in Cyprus may have an impact on Greece mainly through the external trade and foreign direct investment channels (with Greece being the largest investor in Cyprus and Cypriot markets being a leading destination of Greek goods exports). Furthermore, the situation in Cyprus gives rise to a contagion risk of a prolonged banking crisis and deep recession in Cyprus. There is a possibility of elevated systemic turbulence originating from the management and resolution strategy of Eurogroup's decisions, with uninsured creditors/depositors and shareholders bearing an unprecedented amount of losses and the related progress towards genuine banking union being subject to considerable uncertainties and delays.

        For more information about the main elements of each reform and the substantial risks to the Program, see Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis" and "—Second Economic Adjustment Program, jointly supported by the IMF and the Member States of the Eurozone".

        The uncertainty relating to the implementation of the Program and sovereign debt reduction has directly affected the capital levels, liquidity and profitability of the financial system of the Hellenic Republic and consequently that of the Bank. Specifically:

  •
  PSI-related losses resulted in significant recapitalization of Greek banks in June 2013, which was satisfied out of resources made available under the Program (resulting in 84.4% of the Bank's ordinary share capital being held by the HFSF);

  •
  the buyback of Greek government bonds by the Hellenic Republic in December 2012 deprives Greek banks of future income and gains from a potential increase in the fair value of the bonds;

  •
  there is limited liquidity in the Greek banking system, reflecting an effective closing of private capital market financing since the end of 2009 and a sizeable contraction of the domestic deposit base since 2010 (33.2% in total in the period up to February 2014, with the exception of a mild recovery of 3.1% between July 2012 and February 2014, according to Bank of Greece data) and a heavy reliance on Eurosystem funding; and

  •
  high competition for, and thus cost of, customer deposits.

        A failure of the Program to result in a marked improvement in the Greek economy would have significant adverse consequences on the Bank. If another credit event with respect to Hellenic Republic debt or an additional restructuring of Hellenic Republic debt were to occur, the Bank's regulatory capital would be severely affected due to its direct exposure to Hellenic Republic debt, as well as due to the indirect effects of the credit event on investor confidence, requiring the Bank to raise additional capital and thus diluting and/or eliminating existing shareholders' interests significantly. Furthermore, there can be no assurance that the Bank could raise all of the required additional capital on acceptable terms.

        Even if the Program is successfully implemented, the Greek economy may not achieve the sustained and robust growth that is necessary to ease the financial constraints of the country and markets. Notwithstanding the Program, the Greek economy will continue to be affected by the credit risk of other countries in the EU, the creditworthiness of commercial counterparties internationally and the repercussions arising from changes to the European institutional framework, which may contribute to continuing investor fears regarding Greece's capacity to honor its financial commitments (see "—There are risks associated with the Bank's need for additional capital and liquidity, which may arise from regulatory changes and increased asset impairment."). In addition, a continued depression in the Greek economy will have a significant material adverse effect on the Bank's business, financial condition, results of operations and prospects.

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

        Following a cumulative output decline of 24.3% during the period 2009 to 2013, economic activity in 2014 is expected to increase by 0.6% year on year, according to estimates of the latest EU evaluation report of the Program.

        The protracted period of poor economic conditions in the Hellenic Republic has materially and adversely affected the liquidity, business activity and financial conditions of our borrowers, which in turn led to further increases in our non-accruing loan ratios, impairment charges on our loans and other financial assets and decreased demand for borrowings in general and increasing deposit outflows. Specifically, our non-accruing loan ratio in Greece has increased from 21.4% at December 31, 2012 to 26.7% at December 31, 2013.

        Loans to businesses and households declined in 2013, and although levels are expected to start stabilizing in 2014, they may decline further. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        In the context of continued market turmoil, worsening macroeconomic conditions and increasing unemployment, coupled with declining consumer spending and business investment and the worsening credit profile of our corporate and retail borrowers, the value of assets collateralizing our secured loans, including houses and other real estate, could result in further significant declines in value. Such decline could result in impairment of the value of our loan assets or an increase in the level of past due loans, either of which may have a material adverse effect on our business, results of operations and financial condition.

        Finally, if the Program is not implemented successfully (especially with respect to the structural reform agenda) or if additional austerity measures beyond those agreed to in the Program are required to counterbalance potential deviations from the Program's targets, economic activity may register a weaker than expected performance in 2014, which will result in a delayed recovery and a further adverse effect on our business, results of operations, prospects and financial condition.

There are risks associated with the Bank's need for additional capital and liquidity, which may arise from regulatory changes and increased asset impairment.

        The Bank and the Group are required by regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain adequate capital. To the extent the Group has regulated activities elsewhere in the European Economic Area (the "EEA"), it will remain subject to the minimum capital requirements prescribed by the regulatory authority in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulatory authorities. In jurisdictions where it has branches, including within the EEA, the Bank is also subject to regulatory capital and liquidity requirements of such jurisdictions. The Bank, its regulated subsidiaries and its branches may be subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements are increasing and may increase further in the future, or the methods of calculating capital resources may change. Likewise, liquidity requirements may have come under heightened scrutiny, and may place additional stress on the Group's liquidity demands in the jurisdictions in which it operates.

        The Group sustained significant decreases in its regulatory capital in 2011 and 2012. The Group participated in the PSI and as a result, the Group recognized impairment losses on its Greek government bond portfolio and loans of EUR 10,091 million in 2011 and impairment losses on its Greek government bond portfolio of EUR 415 million in 2012. Furthermore, as a result of economic conditions in the Hellenic Republic, the Group also impaired its non-PSI exposure to the Hellenic Republic by an amount of EUR 673 million and EUR 636 million in 2011 and 2012, respectively. The impairments had an adverse effect on the Group's capital position, resulting in losses of EUR 14.5 billion and EUR 2.5 billion in 2011 and 2012, respectively. As a result, the Group's capital adequacy ratio fell below the minimum threshold of 8% (negative 6.1% as at December 31, 2012) and, consequently, the Bank requested access to capital from the HFSF.

        As at March 31, 2013, Act 13/28.3.2013 of the Executive Committee of the Bank of Greece established new additional limits of 9% and 6% for the Core Tier I ("CT1") ratio and Common Equity Tier I ratio, respectively, for the Group and the Bank and introduced a cap of 20% of CT1 on the recognition of DTAs. As at December 31, 2013, Act 36/23.12.2013 of the Executive Committee of the Bank of Greece, removed the cap on the recognition of DTA up to 20% of the CT1, which is reflected in the CT1 ratio as at December 31, 2013. As at December 31, 2013, the Group's CT1 ratio had increased to 10.3% (compared to 7.8% as at December 31, 2012, adjusted based on Act 13/28.3.2013 of the Executive Committee of the Bank of Greece) due to the 2013 profit for the period attributable to equity shareholders of EUR 809 million (in accordance with IFRS), and certain actions completed by management, such as the disposal of the Bank's 66.0% interest out of the 100% held in NBG Pangaea REIC, liability management exercises, deleveraging and de-risking and the buy-back of a portion of the non-voting redeemable preference shares. If the Group does not satisfy the minimum capital ratio requirements in the future, it may be subject to the measures that the Bank of Greece can take, pursuant to Greek Law 3601/2007, including the Bank of Greece appointing a commissioner to the Bank (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

        If the regulations governing the use of DTAs as part of our regulatory capital change, whether in recognizing DTAs as part of our capital base or limiting such use of DTAs in calculating our capital base, this may affect our capital base and consequently our capital ratios.

        Moreover, prior to taking over its supervisory and regulatory authority over Eurozone banks in November 2014, the ECB is conducting a comprehensive assessment of the largest European banks, including the Bank, comprising an asset quality review and stress tests in order to enhance the transparency of their balance sheets. The comprehensive assessment is due to be completed by October 2014. The process comprises three levels: the first two consist of the supervisory risk assessment and asset quality review while the third one, which will be performed with the cooperation of the European Banking Authority ("EBA"), will include a stress test under the baseline and adverse scenarios. The EBA announced the capital requirements for both baseline and adverse scenarios amounting to 8% and 5.5%, respectively, of CET 1 capital of the banks calculated under CRD IV rules. The results of this EBA stress test may lead to additional capital needs for the Bank.

        Further deterioration of market conditions, in Greece and internationally, may adversely affect the quality of our loan and investment portfolio and lead to larger impairments in the future taking into account the loan portfolio. The potential deterioration in the credit quality of our assets may exceed expectations and generate an additional regulatory capital requirement. In addition, the Bank and the Bank of Greece, in connection with the 2014 Stress Tests for the Bank, assumed in the calculation of the Bank's capital, a capital contribution of approximately EUR 290 million by the HFSF for the capital needs resulting from the acquisition by the Bank in 2013 of FBB and Probank. In case the HFSF does not provide such capital contribution, because of a change in the law or otherwise, the Bank will need to also cover such capital shortfall.

        Any failure by us to maintain minimum regulatory capital ratios could result in administrative actions or other sanctions, which in turn may have a material adverse effect on our operating results, financial condition and prospects. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece" for further details. If we are required to strengthen our capital position, it may not be possible for the Bank to raise additional capital from the financial markets or to dispose of marketable assets. That could potentially lead to further mandatory capital injections from the HFSF pursuant to the provisions of Greek Law 3864/2010 as recently amended by Greek Law 4254/2014, which could dilute or/and eliminate the interests of the ordinary shareholders, increasing the likelihood of HFSF effectively exercising full control over the Bank.

        Effective management of the Group's regulatory capital is critical to the ability to operate our businesses, to grow organically and to pursue the Group's strategy. Any change that limits the Group's ability to manage its balance sheet and regulatory capital resources effectively, including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, changes in its asset composition, delays in the disposal of certain assets or an inability to syndicate loans as a result of market conditions or otherwise to access funding sources could have a material adverse impact on the Group's financial condition and regulatory capital position.

We may not successfully complete all elements of our capital plan, which may lead to the application of the new "bail-in" rules for our shareholders and the acquisition of full voting rights by the HFSF.

        The results of the 2014 Stress Tests, which were a requirement under the Program, were announced on March 6, 2014. The key drivers of the capital requirements were credit loss projections on total loans granted in Greece and abroad and estimated internal capital generation, which is pre-provision income and capital actions of the banks, based on what the Bank of Greece characterized as a conservative adjustment of restructuring plans submitted by the Greek banks to the Bank of Greece, as well as a cap of 20% of CT1 on the recognition of DTAs, which is reflected in the CT1 ratio used by the Bank of Greece as at June 30, 2013 in the 2014 Stress Tests. The Bank of Greece used the results of the independent diagnostic study conducted by BlackRock on Greek banks' loan portfolios in Greece and abroad. For the Bank, the Bank of Greece determined a capital shortfall of EUR 2.2 billion under the baseline scenario (with a target CT1 ratio of 8%) and EUR 2.5 billion under the adverse scenario (with a target CT1 ratio of 5.5%). The Bank presented its capital plan to the Bank of Greece and this plan was approved by the Bank of Greece on April 11, 2014. Under the capital plan, the Bank intends to meet the capital shortfall determined by the Bank of Greece by the share capital increase announced on April 16, 2014 and completed on May 13, 2014 under which

EUR 2.5 billion was raised and certain capital actions amounting to EUR 1,040 million, including the sale of non-core businesses and loans de-risking. See "Recent Developments" for further detail relating to the Bank's capital plan. However, we may not be successful in completing all the capital actions in the capital plan. If the Bank fails to cover this capital shortfall then under the recently amended recapitalization framework (pursuant to Greek Law 4254/2014 and Cabinet Act 11/2014), the requisite capital will be provided by the HFSF solely after the implementation of burden sharing measures in the event the Bank is not successful in obtaining the required capital from private investors through a subsequent capital raising process. These "bail-in rules" as currently stipulated in Greek Law 4254/2014 could be enforced against, firstly, holders of common shares (including the shares being offered in the 2014 capital increase), then subordinated lenders and, lastly, holders of the bank's capital instruments, resulting in losses to and/or elimination of the interests of these classes of investors. In addition, in the context of such a recapitalization by the HFSF, the HFSF will acquire full voting rights and thus effectively exercise full control over the Bank.

Repayment of the EUR 1,350 million Greek State Preference Shares is subject to the prior approval of the Bank of Greece.

        Potential repayment of the EUR 1,350 million Greek State Preference Shares issued as a result of our participation in Pillar I of the Hellenic Republic Bank Support Plan, while not a part of our capital plan, would strengthen our flexibility in managing our capital, as these shares are not recognized as CT1 on a fully-loaded Basel III basis. Any repayment of the Greek State Preference Shares is subject to the prior approval of the Bank of Greece (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan"). Accordingly, we may not be able to realize one benefit of the capital raising announced on April 16, 2014 and completed in May 2014, if the Bank of Greece does not grant us the required consent for such repayment. Furthermore, if we do not complete all the capital actions, we may not have sufficient capital to repay the Greek State Preference Shares. Lastly, to the extent we do not repay the Greek State Preference Shares, a possible conversion of the Greek State Preference Shares into Ordinary Shares may also significantly alter the type and composition of our shareholder base.

We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and the Bank of Greece rules relating to the eligibility of collateral used for funding such as Greek government bonds and guarantees.

        The ongoing economic crisis has adversely affected the Bank's credit risk profile, delayed its return to the markets for funding, and increased the cost of such funding and the need for additional collateral requirements in repo contracts and other secured funding arrangements, including those with the ECB and the Bank of Greece. Although the Group on April 30, 2014 issued a EUR 750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and had a yield of 4.5% at the time of pricing, concerns relating to the ongoing impact of these conditions may further delay our ability to obtain funding in the private capital markets in the medium term.

        The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access of the Bank to the capital markets for funding because of concerns by counterparty banks and other lenders, particularly for unsecured funding and funding from the short-term inter-bank market. Until recently, these markets have been effectively closed to all Greek banks since the end of 2009. As a result, maturing inter-bank liabilities have not been renewed, or have been renewed only at higher costs. In addition, deposit outflows beginning in late 2009 continue to put pressure on the liquidity position of many Greek banks.

        Reflecting the loss of access to market funding as well as the sharp decline in deposits, our net ECB funding and funding from the Bank of Greece, through its Emergency Liquidity Assistance

("ELA") facility, which has less strict collateral rules but higher cost of funds, increased considerably as a result of the crisis although it declined in 2013. As at December 31, 2013, our ECB funding amounted to EUR 20.7 billion, compared to EUR 30.9 billion as at December 31, 2012, while our ELA funding was reduced to zero, with the financial instruments pledged to the ECB of a nominal value amounting to EUR 27.0 billion (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged). As at December 31, 2013, financial instruments with nominal value of EUR 29.7 billion were available for further liquidity.

        The liquidity we receive from the ECB or the Bank of Greece may be adversely affected by changes in ECB and Bank of Greece rules. The amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which may also decline. If the value of our assets declines, then the amount of funding we can obtain from the ECB or the Bank of Greece will be correspondingly limited. In addition, if the ECB or the Bank of Greece were to revise their collateral standards or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB or the Bank of Greece, the Bank's funding costs could increase and its access to liquidity could be limited. The ECB has placed time limitations (the end of February 2015) on the use of Government-guaranteed securities as eligible collateral.

        In addition, we use our covered bonds as collateral with the ECB or the Bank of Greece. Our covered bonds may also become ineligible for use as collateral in the future, as a result of changes in ECB or the Bank of Greece rules or further credit ratings downgrades. A further downgrade or withdrawal of Greek sovereign ratings would also likely have a material adverse effect on our ability to continue to access current levels of funding from the ECB, the Bank of Greece or other source.

        A loss of deposits and a prolonged need for additional Eurosystem funding may result in the exhaustion of collateral eligible for funding from the Eurosystem and may adversely affect our liquidity.

An accelerated outflow of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, one of our principal sources of funds has been customer deposits. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB and the Bank of Greece under their exceptional terms. As at December 31, 2013 there was an increase in the Group's domestic deposits excluding interbank deposits of 11.8% compared to 2012. However, as at December 31, 2012, the Group's domestic deposits excluding interbank deposits decreased by 6.6% compared to December 31, 2011 and 23.1% compared to December 31, 2010.

        The ongoing availability of customer deposits to fund the Bank's loan portfolio is subject to potential changes in certain factors outside the Bank's control, such as depositors' concerns relating to the economy in general, the financial services industry or the Bank specifically, significant further deterioration in economic conditions in Greece reducing the availability of funds for deposits and the availability and extent of deposit guarantees. In addition, the risk of implementation of changes in the framework for supporting credit institutions by requiring the participation of their respective shareholders, creditors and unsecured depositors (the "bail-in" measures) and/or initiatives for taxation of deposits may also reduce the availability of deposits. Any of these factors separately or in combination could lead to a sustained reduction in the Bank's ability to access customer deposit funding on appropriate terms in the future, which would impact the Bank's ability to fund its operation and meet its minimum liquidity requirements and have a material adverse effect on the Group's results, financial condition and prospects. Unusually high levels of withdrawals could have the result that the

Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure.

Negative results in the Bank's stress testing may lead to further capital increases or loss of public confidence in the Bank.

        Stress tests analyzing the European banking sector have been, and we anticipate that they will continue to be, published by national and supranational regulatory authorities. For example, prior to assuming responsibility for the single supervision mechanism ("SSM"), the ECB will conduct asset quality reviews and stress tests of the largest European banks, including the Bank, by October 2014. At present, it is not clear how the EBA stress tests will affect the Bank's capital. Loss of confidence in the banking sector following the announcement of stress tests regarding the Bank or the Greek banking system as a whole, or a market perception that any such tests are not rigorous enough, could also have a negative effect on the Bank's cost of funding and may thus have a material adverse effect on its results of operations and financial condition. Furthermore, any future stress tests may result in a requirement for the Bank to raise additional capital which, if injected by the HFSF or other investors may result in a significant dilution and/or elimination of existing shareholders' interests.

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings and our capital adequacy.

        The global economic slowdown and economic crisis in Greece have resulted in an increase in non-accruing loans and significant changes in the fair values of our financial assets.

        A substantial portion of our loans to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. From 2002 to 2007, demand for housing and mortgage financing in Greece increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends and historically low interest rates in the Eurozone. In late 2007, the housing market began to adjust in Greece as a result of excess supply, higher interest rates and an accelerated decline in household disposable income. Construction activity started to contract sharply since 2009. The adjustment in residential valuations started in 2009 and continued at an accelerating pace in the period 2010 to 2013 (with prices falling by 34% cumulatively in the fourth quarter of 2013 compared their peak in 2008, according to the "Bulletin of Conjunctural Indicators" published by the Bank of Greece, January to February 2014). The pace of decline of house prices is expected to slow in 2014 as the contraction of disposable income will continue at a significantly lower rate but the high stock of unsold houses, weak credit flows and a high unemployment rate 27.3% in 2013 (according to IMF World Economic Outlook staff estimates, January 2014), will delay market stabilization further, with mortgage delinquencies registering a further increase.

        A continued decline in the Greek economy, or a deterioration of economic conditions in any industry in which our borrowers operate or in the market of the collateral, may result in the value of collateral falling below the outstanding principal balance for some loans, particularly those disbursed in the years prior to the crisis. A decline in the value of collateral, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses. In addition, our failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to domestic legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. Specifically, since July 1, 2010, pursuant to then- applicable framework, auctions initiated by banks or their assignees for satisfaction of claims not exceeding EUR 200,000 were suspended until December 31, 2013. Under Article 2 of Greek law 4224/2013 which amended the above mentioned restrictions, auctions are suspended from January 1, 2014 to December 31, 2014 for real estate used as the main residence of the debtors with an objective value of up to EUR 200,000, and current law prohibits enforcement if the following criteria are met cumulatively: (a) the debtor's family's annual declared net income is lower than EUR 35,000 and (b) the total value of the debtors' assets and property does not exceed the amount of EUR 270,000, of which the total value of the debtor's deposits in Greece and abroad as at November 20, 2013 does not exceed the amount of EUR 15,000. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital".

        In addition, an increase in financial market volatility or adverse changes in the marketability of our assets could impair our ability to value certain of our assets and exposures. The value ultimately realized by us will depend on their fair value determined at that time and may be materially different from their current value. Any decrease in the value of such assets and exposures could require us to realize additional impairment charges, which could adversely affect our financial condition and results of operations, as well as our capital adequacy.

Our wholesale borrowing costs and access to liquidity and capital may be negatively affected by a series of downgrades of the Hellenic Republic's credit rating.

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and, in 2010, moved to a below-investment-grade rating. The credit rating of the Hellenic Republic was lowered by all three major credit rating agencies to levels just above default status following the activation of collective action clauses in Greek government bonds subject to Greek law in February 2012. Specifically, the Hellenic Republic's credit rating was lowered to Selective Default-SD by Standard & Poor's ("S&P") (February 27, 2012), to Restricted Default-RD by Fitch Ratings Ltd. ("Fitch") (March 9, 2012) and to C by Moody's Investors Services, Inc. ("Moody's") (March 2, 2012). Following the conclusion of the exchange of Greek government bonds under Greek law, Fitch raised its rating to B- (March 13, 2012) and S&P raised its rating to CC (May 2, 2012). Subsequently, on May 17, 2012, Fitch lowered the Hellenic Republic's credit rating to CCC due to the upcoming general elections. On March 21, 2014, S&P affirmed Greece's sovereign credit rating of B-/B and gave it a stable outlook.

        In December 2012, S&P downgraded the Hellenic Republic to Selective Default-SD, following the invitation to eligible holders of new Greek government bonds issued under the PSI to participate in the buyback program. However, on December 18, 2012, following the completion of the auction process relating to the buyback, S&P upgraded the long-term credit rating of the Hellenic Republic by six notches to B- and the short-term credit rating to B with stable outlook, stating that this upgrade is based on the strong commitment of the Government to achieve the fiscal adjustment. On May 14, 2013, Fitch upgraded the Hellenic Republic's rating to B-. On November 29, 2013, Moody's upgraded the Hellenic Republic's credit rating to Caa3 due to Greece's improved fiscal outlook.

        A further downgrade of the Hellenic Republic's rating may occur in the event of a failure to implement the Program or if the Program fails to produce the intended results. Accordingly, the cost of risk for the Hellenic Republic would increase further, with negative effects on the cost of risk for Greek banks, including the Bank, their and our business, financial condition and results of operations. Further downgrades of the Hellenic Republic's credit rating could result in a corresponding downgrade in the Bank's credit rating and, as a result, increase wholesale borrowing costs and our access to liquidity.

The Bank does not currently pay dividends to its shareholders and may not be able to pay dividends in the future.

        In accordance with the provisions of Greek Law 3723/2008, in conjunction with Greek Laws 4063/2012, 3965/2011, 3844/2010 and 3756/2009, the Bank did not pay any dividends to its ordinary shareholders in 2013 in respect of the 2012 financial year, nor in 2012 and 2011 in respect of the 2011 and 2010 financial years, respectively. Further, the Bank will not be paying an ordinary share dividend with respect to the 2013 financial year.

        In general, as a result of our participation in the Hellenic Republic Bank Support Plan, our dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis) for as long as the Bank participates in the Hellenic Republic Bank Support Plan, and any decisions regarding distribution of dividends and remuneration can be vetoed by the Hellenic Republic representative who sits on our Board of Directors. In addition, as long as the Bank participates in the recapitalization program pursuant to Greek Law 3864/2010, the HFSF's representative who sits on the Bank's Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding the distribution of dividends and remunerations to the Chairman, Chief executive Officer, other Board members, General Managers and their deputies.

        Pursuant to the commitments undertaken by the Hellenic Republic to the European Commission due to the provision of state-aid to Greek credit institutions, the Bank is prohibited from distributing dividends or paying coupons on its own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        In June 2008, we issued 25 million non-cumulative, non-voting redeemable preference shares at an issue price of USD 625 million, which are traded on the New York Stock Exchange (the "NYSE"). The Bank's Board of Directors at its meeting of July 18, 2013 adopted the cancellation of 12,360,169 of the aforementioned preference shares, following their successful buy-back. Accordingly, the Bank has 12,639,831 U.S. Preference Shares. If the Bank has sufficient distributable funds, each U.S Preference Share is entitled to USD 2.25 per share dividend per annum paid in cash. Payments of dividends U.S. Preference Shares take preference over distributable profits otherwise available to our ordinary shareholders. We have not paid any dividends on the U.S. Preference Shares since March 2011 and will not proceed to such payment in respect of the financial year ended December 31, 2013 in accordance with the Bank's Articles of Association, and the provisions of article 44a in conjunction with articles 42c and 43 of the Greek Company Law 2190/1920, which prohibit the payment of dividends in the absence of sufficient distributable funds. In addition, under Greek Law, banks participating in the Hellenic Republic Bank Support Plan could distribute dividends to ordinary shareholders in respect of financial years ended December 31, 2008 through December 31, 2012, only in the form of ordinary shares excluding treasury shares. There is no law imposing a similar restriction on the payment of dividends for the financial year ended December 31, 2013, such restrictions may be imposed in the future, as they have been in past years.

        Our participation in the Hellenic Republic Bank Support Plan also includes the issuance of Greek State Preference Shares (EUR 350 million in January 2009 and EUR 1,000 million in December 2011). Greek Law 4093/2012 provides that the fixed return of 10% on the Greek State Preference Shares in accordance with Greek Law 3723/2008, is payable in any case, notwithstanding the provisions of Greek Law 2190/1920 (with the exception of article 44a which prohibits the payment of dividends in the absence of sufficient distributable funds) the payment of the fixed return will lower the CT1 ratio of the Bank below the minimum required and the restrictions of article 44a of Greek Company Law 2190/1920 apply, as was the case for the Bank for the year ended December 31, 2013.

        The Bank will consider using part of the proceeds from the issuance and sale of the new shares in the context of the capital increased announced on April 16, 2014 and completed in May 2014, to repay, subject to prior approval by the Bank of Greece, the Greek State Preference Shares. If the required approval is not obtained and the Greek State Preference Shares are not repaid, the Greek State Preference Shares will remain outstanding, a gradual cumulative increase of 2% per year on the 10% fixed return will be paid by the Bank and the restrictions on the payment of dividends set forth above will continue to apply. For further information on the terms of the Greek State Preference Shares, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

Risks Relating to Our Recapitalization and Receipt of State Aid

As a recipient of state aid, the Bank's operational autonomy is constrained.

        The recapitalization of the Greek banks placed the Bank under European state aid rules. Under such rules, the Bank's operations are restricted so that the state aid provided does not lead to the distortion of competition. Pursuant to commitments undertaken by the Hellenic Republic vis-à-vis, the European Commission due to the provision of state aid to Greek banks, the Bank is prohibited from distributing dividends or paying coupons on own funds instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        Apart from the above, the Bank is not permitted to acquire any stake in any undertaking, unless the purchase price falls below certain thresholds or the acquisition takes place in the ordinary course of business or is required to take place under laws regarding the consolidation of the Greek banking sector. There are also restrictions on the lending practices that the Bank follows and risk monitoring requirements that the Bank must fulfill.

        The commitments of the Hellenic Republic towards the European Commission provide for, among others, the appointment of a Monitoring Trustee for each bank under restructuring. The Monitoring Trustee acts on behalf of the European Commission and aims to ensure the compliance of the Bank with the such commitments and oversees the implementation of restructuring plans and the Bank's compliance with the applicable state aid rules (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece-Other Laws and Regulations Governing Banks in Greece"). Grant Thornton was appointed as the Bank's Monitoring Trustee on January 16, 2013. The Monitoring Trustee's powers affect Management's discretion by imposing further supervision on the Bank, which may affect business decisions and development strategies and limit the operational flexibility of the Group.

The state aid received by the Bank in the previous years was only temporarily approved by the European Commission and is subject to further investigation under state aid rules

        The Group participated in the PSI and, as a result, recorded impairment losses on its Greek government bond portfolio and loans of EUR 10,091 million in 2011 and impairment losses on its Greek government bond portfolio of EUR 415 million in 2012. These losses adversely affected the capital position of the Group and, as a result, the Group's total capital adequacy ratio fell below the minimum 8.0% threshold (-2.6% as at December 31, 2011) and the Bank was compelled to seek support from the HFSF. On April 20, 2012, the HFSF provided the Bank with a commitment letter to participate in the share capital increase of the Bank in 2013. On May 28, 2012, the Bank entered into a presubscription agreement, as amended and codified on December 21, 2012 (the "Presubscription Agreement"), which replaced the commitment letter and through which the HFSF advanced to the Bank, bonds of EUR 7,430 million and EUR 2,326 million as pre-funding against the total amount of recapitalization required by the Bank. As at December 31, 2012, we had received from the HFSF total funds of EUR 9,756 million (in the form of bonds issued by the EFSF).

        On July 27, 2012, the European Commission temporarily approved the state aid received by several Greek banks, including the Bank, for the recapitalization with a commitment letter from the HFSF and an advance payment. In addition, the European Commission preliminarily assessed the required criteria required under EU state aid rules, such as the appropriateness, necessity and proportionality of such criteria. Consequently, the European Commission launched a formal investigation of such criteria in order to conduct a more detailed assessment and allow third parties to submit comments.

        In June 2013, the Bank completed its share capital increase, raising EUR 9,756 million. Following the participation of the HFSF into the Bank's share capital, the Bank and the HFSF entered into the Relationship Framework Agreement, which governs the relationship between the Bank and the HFSF and which replaced the Presubscription Agreement, save for certain provisions which survived termination (for more information on the Presubscription Agreement and the Relationship Framework Agreement, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship Framework Agreement and Advance Payment of HFSF Participation in the share capital increase of a bank").

        The amount finally contributed by the HFSF following completion of the 2013 share capital increase was EUR 8,677 million as at December 31, 2013. With the Greek State Preference Shares, the total amount of state aid received by the Bank, in forms other than guarantees and liquidity assistance, was EUR 10,027 million as at December 31, 2013.

        Approval of aid from the Directorate General for Competition of the European Commission requires approval of an amended restructuring plan, which further constrains the operational autonomy of the Bank. On October 31, 2012 the Hellenic Republic submitted (through the Ministry of Finance) a restructuring plan for the Bank to the Directorate General for Competition of the European Commission in accordance with Greek Law 3864/2010. As a consequence of subsequent mergers and acquisitions and structural changes that took place in the Greek banking sector and our 2013 share capital increase, the submitted restructuring plan was deemed to no longer be adequately representative of the Bank's current situation. As a result, the Directorate General for Competition of the European Commission requested re-submission of the restructuring plan. The updated plan is expected to be submitted in 2014 following the completion of the recent share capital increase which was completed on May 13, 2014, once the contemplated commitments are finalized between the Hellenic Republic and the Directorate General for Competition of the European Commission. Any such commitments will be specified once we conclude our discussions with the Directorate General for Competition of the European Commission. There is no approved restructuring plan in effect.The implementation of any measures agreed with the Directorate General for Competition of the European Commission in connection with a resubmitted restructuring plan may significantly affect our business activity, operating results and financial position.

        At the end of its formal investigation, the European Commission may conclude that the aid provided by the HFSF to the Bank:

  •
  is in compliance with the applicable state aid rules and therefore should be approved ("positive decision"). This positive decision could be subject to other requirements (in addition to those already included in the Bank's restructuring plan) which will be proposed by the Hellenic Republic; or

  •
  is not in compliance with the applicable state aid rules, which would result in a request for the return to the HFSF of all or part of the aid provided by the HFSF to the Bank ("negative decision").

        A negative decision or a positive decision, subject to excessive additional requirements on our capital restructuring, may significantly affect the Group's capital ratios and restrict access to Eurosystem funding.

        In view of progress in preparation of the restructuring plan and based on the communication between the Bank, the HFSF and the Directorate General for Competition of the European Commission, the Bank intends to undertake to the European Commission to dispose of certain of the Bank's assets or subsidiaries. See Item 4.A, "History and Development of the Company—Restructuring Plan to be Submitted and Agreed with the Directorate General for Competition" for further detail of our commitments, including certain disposals. The implementation of these measures by the Bank may have a significant impact on its business activity, operating results and financial position. Furthermore, the timing of their implementation may be to the detriment of shareholders. For example, such disposals may be undertaken by the Bank at unattractive valuations or during unfavorable market conditions. Failure of the Bank to meet the material terms specified in the restructuring plan to be approved or to implement the restructuring plan may result, depending on the magnitude or nature of the failure, in the European Commission initiating an investigation into the misuse of the aid, which may result in the partial or entire recovery of state aid and/or the imposition of additional conditions, in line with previous requests to banks in the European Union that have received state aid. In addition, it may result in the HFSF exercising full voting rights in respect of its shares in the Bank (see "—The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank").

The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank.

        Under the initial terms of the Presubscription Agreement and as currently set forth in the Relationship Framework Agreement governing the relations between the Bank and HFSF, the HFSF as shareholder has certain rights in relation to the operation of the Bank. Although the Relationship Framework Agreement provides that the Bank's decision making bodies will continue to determine independently, among other things, the Bank's commercial strategy and policy, the monitoring and veto powers held by the HFSF representative appointed to the Bank's Board of Directors (appointed since June 2012 under Greek Law 3864/2010) restrict the discretion of the Bank's management.

        Pursuant to the provisions of Greek Law 3864/2010, the HFSF's appointed representative has the power to: (a) veto key corporate decisions of a credit institution's board of directors related to (i) dividend distributions, the remuneration policy relating to the chairman, managing directors and the other Board members, general managers and deputies; (ii) any other matter which may set at risk the rights of depositors or have a material adverse effect on the liquidity, solvency and/or, in general, on the prudent and orderly operation of the credit institution, including its business strategy and asset/liability management); and (iii) decisions referring to matters for which the restriction in the voting rights of the shares held does not apply and which significantly affect the HFSF's shareholding in the credit institution; (b) request an adjournment of a Board meeting for three business days in order to receive instructions from the HFSF Executive Committee, following consultation with the Bank of Greece; (c) call a board meeting; (d) approve the appointment of the chief financial officer; (e) call a general shareholders' meeting for a credit institution within the shortened deadlines provided for in Greek Law 3864/2010; and (f) have free access to all books and records of the credit institution. Accordingly, as a result of the Bank's participation in the recapitalization program, the HFSF will be able to exercise significant influence over the operations of the Bank.

        In addition to the provisions of Greek Law 3864/2010, and pursuant to the Relationship Framework Agreement, the HFSF has a series of information rights with respect to matters pertaining to the Bank. Additionally, the HFSF may appoint at least one member to each of the Audit Committee, Risk Committee, Remuneration Committee and Nomination Committee. Finally, the Bank is obliged to obtain the prior approval of the HFSF on a number of material issues.

        Consequently, there is a risk that the HFSF may exercise the rights it has to exert influence over the Bank and may disagree with certain of the Bank's decisions relating to dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the Group's operational flexibility.

        In addition, the HFSF could obtain full voting rights in the future and as a consequence the Group may be controlled by the HFSF. Pursuant to Article 7a of Law 3864/2010, the HFSF may obtain full voting rights if it is ascertained, by a decision of the General Council of the HFSF, that our material obligations either provided in the restructuring plan, or promoting its implementation, or outlined in the Relationship Framework Agreement between the Bank and the HFSF, are not met.

        Furthermore, we will be required within the following months to submit an updated restructuring plan to the Directorate General for Competition of the European Commission as discussed under "—The state aid received by the Bank in the previous years was only temporarily approved by the European Commission and is subject to further investigation under state aid rules". The HFSF may include certain additional or revised terms and conditions to the ones that we are currently aware of and which cannot be assessed by us in advance (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund" and "—Recapitalization Framework"). If in the future we do not meet our obligations under the restructuring plan, the HFSF could obtain full voting rights in respect of its shares in the Bank.

The Hellenic Republic has the ability to exercise and currently exercises significant influence on the Bank in certain areas.

        The Hellenic Republic directly owns all 270 million Greek State Preference Shares issued under the Pillar I capital facility of the Hellenic Republic Bank Support Plan (Greek Law 3723/2008) (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The direct stake of the Hellenic Republic in NBG as described above, provides the Hellenic Republic, among other things, with voting rights at the General Meeting of Preferred Shareholders, the appointment of a representative on the Board of Directors of the Bank who has the ability to veto decisions relating to strategic issues or decisions that could have a material impact on the legal or financial status of the Bank and for which the approval of the General Meeting is required, or decisions referring to the distribution of dividends and the remuneration of NBG's Chairman, Chief Executive Officer, Deputy Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and their deputies under the relevant decision of the Ministry of Finance, or, in case of decisions that the representative considers detrimental to the interests of the depositors or that may materially affect the Bank's solvency and operation. Furthermore, the representative of the Hellenic Republic has the right to attend the Ordinary Shareholders' General Meeting and to exercise, during deliberation and decision-taking, a veto over the abovementioned issues and has free access to the Bank's books and records, restructuring reports, plans for medium-term financing needs, as well as data relating to the level of funding of the economy.

        There is an additional risk that the Hellenic Republic may exercise the rights it has to exert influence over the Bank and may disagree with certain decisions of the Group relating to dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the operational flexibility of the Group.

        We may consider using part of the proceeds from the issuance and sale of the shares subscribed in the May 2014 capital increase to repay, subject to prior approval by the Bank of Greece, the Greek State Preference Shares. If the required approval is not obtained and the Greek State Preference Shares are not repaid, the Greek State Preference Shares will remain outstanding and the Hellenic Republic will continue to have the ability to exercise significant influence over the Bank, as indicated above, a right which is in addition to those rights of the HFSF (see "—The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank").

        If economic conditions do not improve or continue to deteriorate, or if the financial position of the Group deteriorates, further government or inter-governmental intervention may take place. Any further government or inter-governmental intervention, including that of the HFSF, may have a material adverse effect on the interests of other holders of our securities, results of operations and financial condition and may dilute and/or eliminate the interests of the shareholders of the Bank.

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

        Following a lengthy period of recession in many economies around the world, including Europe, following the financial crisis, global economic growth has returned, although at a relatively modest pace. Most of the economies with which Greece has strong export links, including a number of EU economies, continue to face significant economic headwinds. Activity remains dependent on highly accommodative macroeconomic policies and is subject to downside risks, as room for offset measures has sharply diminished and fiscal fragilities have come to the fore. Policymakers in many advanced economies have publicly acknowledged the need to urgently adopt credible strategies to contain public debt and excessive fiscal deficits and later bring them down to more sustainable levels. The implementation of these policies may restrict economic recovery, with a corresponding negative impact on our business, results of operations and financial condition.

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

        Adverse developments could be triggered by any further significant deterioration of global economic conditions, including the credit profile of other EU countries such as Ireland, Portugal, Cyprus, Spain or international banks, as well as further deterioration in the Greek economy. Any of these events may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. These developments could:

  •
  further directly impact the carrying amount of our portfolio of Government debt;

  •
  further directly impact the impairment losses for receivables relating to the Hellenic Republic;

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements; and

  •
  severely limit our ability to access liquidity.

We are exposed to risks potentially faced by other financial institutions.

        We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Sovereign credit pressures may weigh on Greek financial institutions, limiting their funding operations and weakening their capital adequacy by reducing the market value of their sovereign and other fixed income holdings. These liquidity concerns have negatively impacted, and may continue to negatively impact, inter-institutional financial transactions, in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of other financial services institutions. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient for us to recover the full amount of the loan or derivative exposure. A default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, results of operations, financial condition and capital position.

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

        Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's investment securities portfolios could lead to additional impairment losses, including our holdings of Greek government bonds. The investment securities portfolios accounted for 15.7% of the Group's total assets as at December 31, 2013. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Market Risk".

The increase of non-accruing loans may have a negative impact on the Group's operations in the future.

        Non-accruing loans represented 26.7% of our loan portfolio as at December 31, 2013, while the same ratio for our Greek operations was 32.2% (see Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, individuals who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As at December 31, 2013 and December 31, 2012, 40,369 and 25,003 customers, had applied to the court under the provisions of Greek Law 3869/2010,with combined outstanding balances of EUR 1,838 million and EUR 839 million, respectively. In addition, collateral collections are more difficult in a period of economic recession and in view of currently existing legislation relating to the valuation of collateral in enforcement proceedings for real estate used as the main residence of the debtors, with an objective value of up to EUR 200,000 where current law prohibits enforcement if the following criteria are met cumulatively : (a) the debtor's family's annual declared net income is lower than EUR 35,000 and (b) the total value of the debtors' assets and property does not exceed the amount of EUR 270,000 of which the total value of the debtor's deposits in Greece and abroad as at November 20, 2013 does not exceed the amount of EUR 15,000. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral". Future provisions for non-accruing loans could have a materially adverse effect on our profitability.

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

        The general scarcity of wholesale funding since the onset of the economic crisis has led to a significant increase in competition for retail deposits in Greece. We also face competition from foreign banks in our banking operations outside of Greece, some of which may have resources greater than our own. We may not be able to continue to compete successfully with domestic and international banks in the future. These competitive pressures on the Group may have an adverse effect on our business, results of operations and financial condition.

Laws regarding the bankruptcy of individuals and regulations governing creditors' rights in Greece, Turkey and various SEE countries may limit the Group's ability to receive payments on past due loans.

        Laws regarding the bankruptcy of individuals who are not merchants (including Greek Law 3869/2010, regarding the debt arrangement of debts for over-indebted individuals) and other laws and regulations governing creditors' rights generally vary significantly within the region in which the Group operates. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. If the current economic crisis persists or worsens, bankruptcies could intensify, or applicable bankruptcy protection laws and regulations may change to limit the impact of the recession on corporate and retail borrowers. Such changes may have an adverse effect on the Group's business, results of operations and financial condition.

Changes in consumer protection laws might limit the fees that the Group may charge in certain banking transactions.

        Changes in consumer protection laws in Greece, Turkey and other jurisdictions where the Group operates could limit the fees that banks may charge for certain products and services such as mortgages, unsecured loans and credit cards. If introduced, such laws could reduce the Group's profit for the period, though the amount of any such reduction cannot be estimated at this time. There can be no assurance that such effects will not have an adverse effect on our business, results of operations and financial condition.

Our business is subject to increasingly complex regulation which may increase our regulatory and capital requirements.

        The Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction in which it operates. All of these regulatory requirements have been changing and are subject to change, particularly in the current market environment, following the unprecedented levels of Government intervention and changes to the regulations governing financial institutions, as a result of the financial crisis. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have been implementing significant changes to the existing regulatory frameworks, including those pertaining to capital adequacy, liquidity and scope of banks' operations (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In June 2013, the European Parliament and the Council of Europe adopted a new legislative package (known as CRD IV), which incorporate the amendments that have been proposed by the Basel Committee for Banking Supervision in December 2010 (known as Basel III). Although the new regulations have been directly applicable to all EU Member States since January 1, 2014, changes under CRD IV will be implemented gradually, mainly between 2014 to 2019 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece-Capital Adequacy Framework"). Although it is difficult to predict with certainty the impact on the Group of the full implementation of CRD IV and its transposition into Greek law, changes arising from the transposition may lead to an increase in our capital requirements and capital costs.

        As a result of these and other ongoing and possible future changes in the financial services regulatory framework (including requirements imposed by virtue of our participation in any government or regulator-led initiatives, such as the Hellenic Republic Bank Support Plan), we will face greater regulation in the Hellenic Republic, Turkey, SEE and the United States. Current and future regulatory requirements may be different across each of these locations and even requirements with EEA-wide application may be implemented or applied differently in different jurisdictions.

        Compliance with these new requirements may increase our regulatory capital and liquidity requirements and may increase our costs and disclosure requirements, restrict certain types of transactions, affect our strategy and limit or require the modification of rates or fees that we charge on certain loan and other products, any of which could lower the return on the Group's investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. The new regulatory framework may have significant scope and may have unintended consequences for the global financial system, the Greek financial system or our business, including increasing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. In addition, changes in law to address tax compliance issues such as compliance with the U.S Foreign Account Tax Compliance Act ("FATCA") may increase our compliance costs. We cannot predict the effect of any such changes on our business, financial condition, cash flows or future prospects.

The Group may be subject to the provisions of the Recovery and Resolution Directive in the future.

        On May 6, 2014 the Council of the European Union adopted a directive providing for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the "Recovery and Resolution Directive" or "RRD"). The powers provided to authorities in the RRD are divided into three categories: (a) preparatory steps and plans to minimize the risks of potential problems (preparation and prevention); (b) in the event of incipient problems, powers to arrest a bank's deteriorating situation at an early stage so as to avoid insolvency (early intervention); and (c) if insolvency of an institution presents a concern as regards the general public interest, a clear means to reorganize or wind down the bank in an orderly fashion while preserving its critical functions and limiting to the maximum extent any exposure of taxpayers to losses in insolvency (resolution).

        The RRD currently contains four resolution tools and powers: (a) sale of business, which enables resolution authorities to the sale of the institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (b) bridge institution, which enables resolution authorities to transfer of all or part of the business of an institution to a "bridge bank" (a publicly controlled entity); (c) asset separation, which enables resolution authorities to transfer impaired or problem assets to an asset management vehicle to allow them to be managed and worked out over time; and (d) bail-in, which gives resolution authorities the power to write down the claims of senior unsecured creditors of a failing institution and subordinated creditors and to convert unsecured debt claims to equity (subject to certain parameters as to which liabilities would be eligible for the bail-in tool). Except for the senior debt bail-in (which is expected to be implemented by January 1, 2016), it is currently contemplated that the measures set out in the RRD (including the power of authorities to unite all non-common Tier I and Tier II capital) will be implemented in EU Member States with effect from January 1, 2015.

        The powers set out in the RRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. As such, it is too early to anticipate the full impact of the RRD, and there can be no assurance that, once it is implemented, shareholders and potential investors will not be adversely affected by actions taken under it. In addition, there can be no assurance that, once the RRD is implemented, its application will not have a significant impact on the Group's results of operations, business, assets, cash flows and financial condition, as well as on funding activities carried out by the Group and the products and services offered by the Group.

The Group may be subject to a proposed EU regulation on mandatory separation of certain banking activities.

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the High Level Expert Group (the "Liikanen Group") on the mandatory separation of certain banking activities. The proposed regulation, which remains subject to change, contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading. The new rules would also give supervisors the power to require those banks to separate certain trading activities from their deposit-taking business if the pursuit of such activities compromises financial stability. Alongside this proposal, the Commission has adopted accompanying measures aimed at increasing transparency of certain transactions in the shadow banking sector.

        The proposed regulation will apply to European banks that will eventually be designated as global systemically important banks ("G-SIBs") or that exceed the following thresholds for three consecutive years: (a) total assets are equal or exceed EUR 30 billion; or (b) total trading assets and liabilities are equal or exceed EUR 70 billion or 10% of their total assets. The banks that meet either one of the aforementioned conditions will be automatically banned from engaging in proprietary trading, defined narrowly as activities with no hedging purposes or no connection with customer needs. In addition, such banks will also be prohibited from investing in or holding shares in hedge funds, or entities that engage in proprietary trading or sponsor hedge funds. Other trading and investment banking activities—including market-making, lending to venture capital and private equity funds, investment and sponsorship of complex securitization, sales and trading of derivatives—are not subject to the ban, however they might be subject to separation.

        The proprietary trading prohibition would apply as of January 1, 2017 and the effective separation of other trading activities would apply as of July 1, 2018.

        Should a mandatory separation be imposed, additional costs at Group level are not ruled out, in terms of higher funding costs, additional capital requirements and operational costs due to the separation and lack of diversification benefits. Due to a relatively limited trading activity, Greek banks could be penalized and put at a relative disadvantage in comparison with their main European competitors. As a result, the proposal could lead to the creation of an oligopoly where only the biggest players will be able to support the separation of the trading activities and the costs that will be incurred. An additional layer of complexity, leading to uncertainty, is the high risk of diverging approaches throughout Europe on this issue.

The Group may be affected by the ECB Single Supervisory Mechanism.

        On October 15, 2013, the Council of the European Union adopted regulations establishing a single supervisory mechanism (the "ECB Single Supervisory Mechanism") for Eurozone banks and other credit institutions, which will give the ECB, in conjunction with the national regulatory authorities of the Eurozone states, direct supervisory responsibility over "banks of systemic importance" in the Eurozone. Banks of systemic importance include, among others, any Eurozone bank that has: (i) assets greater than EUR 30 billion; (ii) assets constituting at least 20% of its home country's gross domestic product; or (iii) requested or received direct public financial assistance from the EFSF or the European Stability Mechanism. The ECB will also have the right to impose pecuniary sanctions and set binding regulatory standards. We will be a bank of systemic importance in the Eurozone.

        Prior to October 2014, the EBA will conduct a series of tests on the financial and liquidity condition of selected banks, including the Bank, including stress tests and asset quality tests, and will ensure that, once the ECB begins exercising its supervisory powers in October 2014, regular stress-tests will continue to be carried out to assess the resilience of European banks.

        National regulatory authorities will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks. The ECB, on the other hand, will be exclusively responsible for prudential supervision, which includes, among others, the power to: (i) authorize and withdraw authorization from all "banks of systemic importance" in the Eurozone; (ii) assess acquisition and disposal of holdings in other banks; (iii) ensure compliance with all prudential requirements laid down in general EU banking rules; (iv) set, where necessary, higher prudential requirements for certain banks to protect financial stability under the conditions provided by EU law; (v) impose robust corporate governance practices and internal capital adequacy assessment controls; and (vi) intervene at the early stages when risks to the viability of a bank exist, in coordination with the relevant resolution authorities.

        In order to foster consistency and efficiency of supervisory practices across the Eurozone, the EBA is continuing to develop a single supervisory handbook applicable to EU Member States (the "EBA Rulebook"). However, the EBA Rulebook has not yet been finalized.

        The CRD IV Regulation contains specific mandates for the EBA to develop draft regulatory or implementing technical standards as well as guidelines and reports related to liquidity, in order to enhance regulatory harmonization in Europe through the Single Rule Book. Specifically, the CRD IV Regulation tasks the EBA with advising on appropriate uniform definitions of liquid assets for the Liquidity Coverage Ratio buffer. In addition, the CRD IV Regulation states that the EBA shall report to the Commission on the operational requirements for the holdings of liquid assets. Furthermore, the CRD IV Regulation also tasks the EBA with advising on the impact of the LCR, on the business and risk profile of institutions established in the European Union, on the stability of financial markets, on the economy and on the stability of the supply of bank lending.

        The above topics were addressed by the EBA in two reports published in December 2013: (i) the impact assessment for liquidity coverage requirements and (ii) appropriate uniform definitions of extremely high quality assets and high quality liquid assets and on operational requirements for liquid assets. These two reports provide specific recommendations to the European Commission for the purpose of the forthcoming delegated act in June 2014. There is therefore some uncertainty as to the final form of these delegated acts. Also, the Basel Committee's oversight body issued in January 2013 additional contributions to the "Basel III Liquidity Coverage Ratio Agreement and Liquidity Risk Monitoring Tools", defining certain specific aspects in relation to the interaction between the Liquidity Coverage Ratio and the use of the Central Bank Committed Liquidity Facility.

The Group may be affected by a proposed EU Financial Transactions Tax.

        On February 14, 2013 the European Commission published a legislative proposal on a new Financial Transactions Tax (the "FTT"). The proposal followed the Council's authorization to proceed with the adoption of the FTT through enhanced cooperation, i.e., adoption limited to 11 countries, including Greece. Although implementation was originally envisaged for January 1, 2014, the process has been delayed.

        Given the concerns voiced by both the financial sector and business associations, it is unclear how the FTT will proceed and when it will be implemented. If adopted, the impact on the 'real economy' of the FTT as currently envisaged—especially for corporations—could be severe as many financial transactions are made on behalf of businesses that would bear the additional costs of the tax. For example, a transaction tax would raise the cost of the sale and purchase of corporate bonds in a time where it is widely acknowledged that access to capital markets by corporate issuers has to be incentivized.

The loss of senior management may adversely affect our ability to implement our strategy.

        Our current senior management team includes a number of executives we believe contribute significant experience and expertise to our management in the banking sectors in which we operate. The continued performance of our business and our ability to execute our business strategy will depend, in large part, on the efforts of our senior management. For instance, a change of government in the Hellenic Republic, or a situation of effective control by the HFSF could lead to the departure of certain senior managers. If a substantial portion of our senior management leaves us, our business may be materially adversely affected.

We may be unable to recruit or retain experienced and/or qualified personnel.

        Our competitive position depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek, Turkish and other SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officer and any general managers or their deputies. In any case, remuneration of the abovementioned personnel should not exceed the Bank of Greece Governor's remuneration. Furthermore, as a result of the economic crisis and regulatory restrictions on bonus payments, we are limiting or restricting the bonuses we pay our personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. The inability to recruit and retain qualified and experienced personnel in the Hellenic Republic, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, results of operations, financial condition and prospects. This risk has increased in view of the current economic situation in Greece.

We, like any other credit institution, are exposed to the risk of fraud and illegal activities of any form, which, if not dealt with in a timely manner and successfully, could have negative effects on our business, financial condition, results of operations and prospects.

        We are subject to rules and regulations related to combating money laundering and terrorism financing in the jurisdictions where we operate. Compliance with anti-money laundering and anti-terrorist financing rules entails significant cost and effort. Non-compliance with these rules may have serious consequences, including adverse legal and reputational consequences. Although we believe that our current anti-money laundering and anti-terrorism financing policies and procedures are adequate to ensure compliance with applicable legislation, we cannot guarantee that they will comply at all times with all rules applicable to money laundering and terrorism financing as extended to the whole Group and applied to its staff in all circumstances. A possible violation, or even any suspicion of a violation of these rules, may have serious adverse legal and financial impacts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We could be exposed to significant future pension and post-employment benefit liabilities.

        The employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2013 was EUR 530.0 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Potential variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Item 6.D, "Employees" and Note 40 of the U.S. GAAP Financial Statements.

        Any amendment in legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes, which may adversely affect the Group's operations.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 12 days in 2013. In 2014, Bank employees have gone on strike one day (through April 14, 2014), largely to express their opposition to the new austerity measures implemented in light of the Program. Greek bank unions in general participate in general strikes which have increased. Prolonged labor unrest could have a material adverse effect on the Bank's operations in the Hellenic Republic, either directly or indirectly, for example by affecting the willingness or ability of the Government to pass the reforms necessary to successfully implement the Program.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates the Group is often required to make relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on the Group's earnings and financial condition. Also, market volatility and illiquidity such as experienced over the past several years can challenge the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a material adverse effect on the Group's results, financial condition and prospects.

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

  •
  Market Risk.  Market risk arises due to the uncertainty regarding the changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility. Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect income from foreign exchange dealing. The performance of financial markets or financial conditions generally may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which our portfolios are also exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations. See "—We are exposed to foreign exchange risk, and a possible devaluation of any of the currencies in which we operate could have a material adverse effect on our assets, including our loan portfolio, and our results of operations" and "—Volatility in interest rates may negatively affect our net interest income and have other adverse consequences".

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

        Although Management believes that its risk management and risk mitigation policies are adequate, our risk management processes may not prevent all instances of fraud or otherwise allow us to mitigate or fully manage the above risks. In addition, continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, results of operations and financial condition.

We are exposed to foreign exchange risk, and a possible devaluation of any of the currencies in which we operate could have a material adverse effect on our assets, including our loan portfolio, and our results of operations.

        Certain loans granted by the Group are denominated in currencies other than euro. A devaluation of any such currencies in which we operate or in which we have loan exposure may require us to take an impairment charge. Further, the Group may incur credit losses as certain borrowers may be exposed to interest payments on loans in foreign currencies while having income in local currencies.

        Any significant devaluation in any currency in which we have loan exposure would make it more difficult for our customers to repay their loans, and the credit risk associated with such customers and default rates could increase. In addition, any significant movements in any currency in which we operate, particularly the Turkish Lira, could cause adverse foreign exchange effects on our financial statements particularly affecting our reported results and adversely affecting our balance sheet. Our results of operations and financial position, reported in euro, would also be adversely affected by the relative weakness of the currency of any other country in which we operate compared to the euro.

        Conversely, a devaluation of the euro against other currencies in which loans are made to customers would result in an increase in our loan portfolio, resulting in growth in risk-weighted assets and a negative impact on capital ratios. Exchange rate movements could have a significant effect on our balance sheet positions and, over the long term, our results of operations, which are stated in euro.

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

        In the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may not grow at historic rates or may even decline. Furthermore, there are a limited number of high credit quality customers to whom banking services may be provided in our target markets. Developments in our loan portfolio will be affected by, among other factors, the health of the Greek economy in light of the economic crisis and the Program. The continuing decline in our loan portfolio, in combination with non-accruing loans, may further reduce our net interest income, and this could have a material adverse effect on our business, results of operations and financial condition.

We could be subject to additional taxes.

        Due to the uncertainty regarding the success of the Program, new taxes may be imposed on the Group, and existing taxes may be increased. Greek Law 4110/2013 provides that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate is increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards withholding tax is reduced to 10%.

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

Material weakness in our disclosure controls and procedures and internal control over financial reporting under US GAAP could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

        Our disclosure controls and procedures are designed to ensure that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        As at December 31, 2013, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.

        Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as at December 31, 2013, due to the fact that Management identified a material weakness resulting from the combination of significant deficiencies in its Internal Control over Financial Reporting related to the lack of sufficient personnel with appropriate U.S. GAAP knowledge and the reliance on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the U.S. GAAP financial statements, the controls over which are dependent on such staff carrying out this controls timely. The above significant deficiencies aggregated into a material weakness. See Item 15 "Controls and Procedures".

        Although we have initiated remedial steps to address this material weakness in our internal control over financial reporting, the existence of that material weakness could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. Furthermore, further and continued determinations that there are material weaknesses in the effectiveness of our material controls would also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures of both money and management's time to comply with applicable requirements.

Risks Relating to Our Operations Outside of the Hellenic Republic

Our Turkish operations make a significant contribution to our net income, and operating in Turkey carries certain macroeconomic and political risks.

        Turkish operations through Finansbank, our Turkish subsidiary, represented 21.8% of our gross loans as at December 31, 2013 compared to 23.7% as at December 31, 2012 and accounted for 48.6% net interest income before provisions for loan losses for the year ended December 31, 2013 compared to 45.1% for the year ended December 31, 2012. As a result, the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey is facing a particularly challenging year, due to tightening global liquidity conditions, as the FED started tapering asset purchases in December 2013, large external financing needs, and the loaded electoral calendar (local elections held in March 2014 and presidential elections to be held in August). A major political crisis has recently brought additional uncertainty to this challenging outlook. This uncertainty has further increased since December 2013, when a 14-month corruption investigation into the upper levels of the Government was suddenly announced by the Judiciary. This investigation has led to the resignation of three senior ministers in Prime Minister Erdogan's government, whose sons were among those detained as part of the investigation. Furthermore, police intervention into a group of environmentalists protesting against a government project in late May initiated a series of violent protests (known as "Gezi Park" protests) during the summer of 2013. However, the ruling AKP managed to come ahead in the March 2014 local elections, retaining the control of mayoralties in Turkey's two biggest cities which has helped calm the market concerns regarding political stability. However, in the run-up to August presidential elections similar political turbulence that may result in heightened financial volatility cannot be ruled out. A protracted period of high uncertainty would have a negative impact on economic growth, inflation, and the Turkish lira, and therefore, on Finansbank's business, financial condition and results of operations.

  •
  As a result of the ongoing political unrest in the Middle East, particularly in Syria and Egypt, political and economic risks around Turkey's foreign policy remain escalated. The security situation in the Middle East continues to be fragile. These risks may have an impact on the Turkish economy and consequently, on the Group's operations in Turkey.

  •
  Since the early 1980s, the Turkish economy has undergone a transformation from a highly protected state-directed system to a more free market economy, experiencing a general growth trend since 1992, averaging 4.1% per annum between 1992 and 2013. However, the Turkish economy has experienced a succession of financial crises, most notably in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. Turkey's economy is exposed to the effects of the continuing global credit difficulties, having experienced four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 before Turkey's GDP subsequently grew again, by 9.2% in 2010, 8.8% in 2011 and 2.2% in 2012. Despite the European economic crisis, the rate of growth of the Turkish economy has increased to 4.0% in 2013. Nevertheless, growth prospects for Turkey in 2014 appear to be severely hampered by the escalating domestic political risks and tightening of the global financial conditions. Future negative developments in the Turkish economy could impair Finansbank's business strategies and have a materially adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

  •
  Turkey remains dependent on external financing, and its economy is highly exposed to a turnaround in global activity and investor sentiment. In the 2010-2013 period, Turkey's current account deficit (as ratio to GDP) averaged 7.5%, and stood at 7.9% in 2013. Nevertheless, as global yields rise and political tensions escalate, the level of external deficit that Turkey can sustain may be subject to decrease, and the transition to a narrower external deficit would occur via a weaker currency. As balance sheets are vulnerable to currency depreciation due to short foreign currency positions, losses stemming from exchange rate movements may likely lead to cutbacks on investment spending. Furthermore, political tensions and financial market volatility are likely to negatively affect consumer and business confidence. These developments are expected to weigh on Turkey's growth. Moreover, the weakness of the Turkish lira and the reluctance of the Central Bank of the Republic of Turkey ("CBRT") to implement substantial increases in short term interest have resulted in deterioration of the inflation outlook. The rate of consumer price inflation stood at 7.4% at the end of 2013, and is expected to 8% at the end of 2014, according to the CBRT's March 2014 expectations survey. If the macroeconomic outlook continues to deteriorate, Finansbank's and the Group's business, financial condition and results of operations could be adversely affected.

  •
  Historically, the Turkish currency has been subject to significant volatility against the Euro and other currencies. For example, the Turkish Lira depreciated by 25.3% against the Euro and by 20.4% against the U.S. dollar between December 31, 2012 and December 31, 2013. Since the acquisition of Finansbank by the Group on August 18, 2006 until January 20, 2014, the Turkish lira depreciated by 56.8% against the Euro and by 46.0% against the U.S. dollar. Such fluctuations could have an adverse effect on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to the exchange rate fluctuations of the Turkish Lira and intends to continue implementing such initiatives; however, such protection may not be available on as favorable terms as have been available in the past or at all and may not provide a sufficient hedge against such fluctuations.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in a number of countries whose economies and banking markets are more developed and that are already members of the EU. While the Group believes there is potential for substantial growth in the Turkish banking market over the long run, in the short-run growth may not occur, or Finansbank may be unable to benefit from that growth. Adverse macroeconomic and political events, that limit economic growth in Turkey or restrict the growth of the banking market may adversely affect Finansbank's business and could adversely affect the Group's business, results of operations and financial condition. Moreover, various new laws and regulations have been adopted or proposed that affect the Group's business in Turkey. For instance, the CBRT raised reserve requirement ratios during the period of January to May 2013. The CBRT also raised reserve option coefficients and imposed upper limits on overdue interest rates on overdraft deposit accounts and corporate credit cards. Likewise, the Banking Regulation and Supervision Agency—("BRSA") imposed a number of new regulations primarily concerning consumer credits and credit cards. Any failure by Finansbank to adopt adequate responses to these or other future changes in the regulatory framework could adversely affect Finansbank's and the Group's business, results of operations and financial condition.

  •
  The CBRT significantly tightened its monetary policy stance in an emergency Monetary Policy Meeting in January 2014 and stands ready to tighten further if depreciation pressures do not dissipate. Amid intensifying sell-offs in emerging markets, the CBRT significantly increased its effective funding rate by 280 bps from the January 2014 average of 7.2%, at the extraordinary January Monetary Policy Committee Meeting, and such aggressive intervention in the foreign exchange market ineffectively contained the Turkish Lira's depreciation, which may continue to have a negative impact on growth, inflation, and the profitability of the banking sector. The viability of the Turkish banking sector, and therefore of Finansbank, will be adversely affected by weakening lending activity and narrowing net interest margin, reflecting the fact that the upward loan repricing is likely to take two quarters while upward deposit repricing is almost immediate.

Any loss in consumer confidence in Finansbank's banking operations may lead to an accelerated outflow of funds from customer deposits and could cause an increase in our costs of funding.

        Historically, Finansbank's principal sources of funds have included individual deposits. All of Finansbank's individual deposits are effectively short-term deposits (the average maturity of individual deposits as at December 31, 2013 was approximately 62.5 days), which could expose Finansbank to liquidity risks if retail customers were to withdraw large amounts of their deposits or do not roll over their term deposits upon maturity. Although customer deposits have increased at December 31, 2013 by 21.6% compared to December 31, 2012 (in TL terms), any loss in consumer confidence in Finansbank's banking operations could significantly increase the amount of individual deposit withdrawals in a short space of time or result in higher interest rates on individual deposits, which in turn could significantly increase Finansbank's cost of funding. Finansbank also relies heavily upon other types of short-term liabilities in addition to individual deposits for its funding. As at December 31, 2013, 52.8% of Finansbank's borrowed funds and issued debt securities had maturity of less than one year. Given such reliance upon short-term liquidity, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the banking system or otherwise, Finansbank will be able to maintain its levels of funding and at commercially reasonable terms.

A deterioration of the credit quality of Finansbank's loans could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

        The 2009 economic downturn had an adverse effect on the financial condition of some of Finansbank's corporate and retail customers and, in some instances, ultimately affected their ability to service and repay their obligations. This has led to an increase in Finansbank's loans that are non-accruing, accompanied by increased allowance for loan losses. Over time, Finansbank has increased its exposure to retail customers, whose loans generally yield higher interest income but also tend to have higher levels of default than loans of corporate customers. There can be no assurance that continued weakness in consumer spending, high unemployment, decreased profitability of corporate businesses, increasing numbers of insolvencies and/or deterioration of the credit quality of corporate customers will not result in continued increases in the levels of Finansbank's impaired loans in the future. This could in turn, have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

Finansbank's funding costs and its access to the debt capital markets may be affected by credit ratings.

        Any reduction in the current long-term ratings of Finansbank or any of its principal subsidiaries by rating agencies may increase Finansbank's funding costs, limit access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. As a result, such a reduction could have a material adverse effect on Finansbank's ability to obtain financing, and consequently its business, financial condition and results of operations. In addition, any deterioration in NBG's credit rating or any decrease in Turkey's sovereign credit rating could affect Finansbank's ability to obtain financing and, in turn, Finansbank's and the Group's business, financial condition and results of operations.

Finansbank faces intense competition in the Turkish banking sector from private banks and Turkish government-owned financial institutions.

        The Turkish banking sector is highly competitive and has in recent years undergone a period of consolidation. As at December 31, 2013, there were a total of 45 banks (excluding the Turkish Central Bank and four "participation banks" (i.e., interest-free banking institutions)) licensed to operate in Turkey.

        A small number of these banks have a significant presence in the industry. According to the Banks Association of Turkey's published reports, as at September 30, 2013, the top seven private banks in Turkey held 54.3% of the banking sector's total loan portfolio and 53.6% of the total bank assets in Turkey.

        The intense competition may increase the pressure for Finansbank to expand the range and sophistication of its products and services currently offered as well as reducing its margins. Increased pricing competition in the Turkish banking markets through the offering of products at significantly lower prices may also impact customer behavior patterns and loyalty. Any failure to maintain customer loyalty or to offer customers a wide range of high quality, competitive products with consistently high levels of service could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations. For example, Finansbank may not realize increased business volumes or expected value from the investment in its branch network, which has expanded from 522 branches in 2011 to 582 in 2012 and to 674 in 2013. In addition, state-owned banks in Turkey have historically had access to inexpensive funding in the form of significant Turkish Government deposits, which has provided a competitive advantage over private banks.

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

        The significant volatility in the Turkish currency and foreign exchange markets experienced in 1994, 1998 and 2001, combined with the short foreign exchange positions held by many Turkish banks at those times, affected the profitability and liquidity of certain Turkish banks. In 2001, this resulted in the collapse of several financial institutions. Following this crisis, the Turkish government made structural changes to the Turkish banking system to strengthen the private (i.e., non-governmental) banking sector and allow it to compete more effectively against the state owned banks. Notwithstanding such changes, the Turkish banking sector remains subject to volatility. If the general macro-economic conditions in Turkey and the Turkish banking sector in particular, were to suffer another period of volatility, there can be no assurance that this would not result in further bank failures, reduced liquidity and weaker public confidence in the Turkish banking system.

If Finansbank is required to hold higher levels of capital than anticipated by the market, this could have a material adverse impact on Finansbank's and the Group's business, results of operations and financial condition.

        Finansbank is subject to a number of banking and other regulations in Turkey, in particular those of the BRSA. Under Turkish law, a bank's capital adequacy ratio must be greater than or equal to 8% within the framework of the Regulation regarding the Measurement and Evaluation of Capital Adequacy of Banks. Despite the 8% minimum capital adequacy ratio requirement, the BRSA's approach is, and will continue to be, to prohibit banks having a capital adequacy ratio of less than 12% from opening new branches. In accordance with these guidelines, because Finansbank intends to open new branches from time to time, it must maintain a capital adequacy ratio in excess of 12%. Furthermore, the BRSA is authorized to increase the minimum capital adequacy ratio or to set different ratios for each bank by taking into consideration such banks' internal control systems as well as their asset and financial structures.

        Since June 2012, Turkish banks have been required to measure and report their capital adequacy in compliance with Basel II, as adopted in Turkey. Within the framework of Basel III, as adopted in Turkey, requirements regarding regulatory capital, liquidity, leverage and counterparty credit risk measurement are either required to be implemented or expected to be implemented gradually between 2014 and 2019. Although the impact on Finansbank's capital ratios from adopting Basel II was positive, requirements relating to the implementation of Basel III may have an adverse effect on Finansbank's capital ratios. Changes relating to Basel III, as well as any uncertainty in financial markets may change regulations or market expectations, which could have the result of banks having to hold higher capital levels than currently expected. Definitions of capital tiers may also be subject to further change. Any further changes could require Finansbank to maintain a capital adequacy ratio of greater than the 12% that is currently required by the BRSA. This could adversely impact the Finansbank's operational flexibility or ability to implement its growth strategy and could reduce income growth, which, in turn, could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

We conduct significant international activities in SEE operations, which carries certain political, governmental or macroeconomic risks.

        Apart from our operations in the Hellenic Republic and Turkey, we have built up substantial operations in the SEE countries of Bulgaria, Romania, Serbia, FYROM and Albania ("SEE-5") and other developing economies. The Group's SEE operations accounted for 9.8% of our gross loans as at December 31, 2013 compared to 10.1% as at December 31, 2012 and 9.5% of our net interest income before provisions for loan losses at and for the year ended December 31, 2013 compared to 10.4% for the year ended December 31, 2012. Our SEE-5 operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

        Our SEE-5 operations also expose us to foreign currency risk. A decline in the value of the currencies in which our SEE-5 subsidiaries receive their income or value their assets relative to the value of the Euro may have an adverse effect on our results of operations and financial condition.

        The economic crisis in Greece may:

  •
  materially adversely affect the operations of our SEE-5 subsidiaries;

  •
  increase depositors' concerns in these countries regarding the creditworthiness of the Hellenic Republic and the Bank, which may, in turn, affect their willingness to continue to do business with our international subsidiaries; and

  •
  result in local governmental intervention.

Risks Relating to the Markets

There can be no assurance that the Bank will continue to satisfy the continued listing eligibility criteria of the listing rules of the ATHEX or the NYSE if additional capital is provided by HFSF.

        There can be no assurance that the Bank will continue to satisfy the free float eligibility criteria of the listing rules of the ATHEX in case additional capital support is provided by the HFSF and the free float eligibility criteria may not be satisfied and the ATHEX may reclassify the Bank's share into another listing segment, namely the `"Low Free Float Segment" or even the "To be Delisted Segment". If the free float eligibility criteria remain unsatisfied for a period of circa one year the ATHEX may commence delisting proceedings against the Bank's ordinary shares listed on the ATHEX.

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

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2013, the average daily trading value on the ATHEX was approximately EUR 87 million, while in the first three months of 2014 it was approximately EUR 108 million. In comparison, the average daily trading value on the London Stock Exchange was approximately GBP 4.0 billion in 2013.

        As at December 31, 2013, the aggregate market value of all shares listed on the ATHEX was EUR 66.5 billion, while as at March 31, 2014 it was EUR 75.1 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2013 and March 31, 2014, was EUR 9.4 billion and EUR 9.3 billion, representing approximately 14.1% and 12.5%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

There may be limited liquidity resulting from the HFSF's concentrated ownership of our ordinary shares.

        The HFSF was and after the share capital increase completed on May 13, 2014, continued to be our most significant shareholder (84.4% before and 57.2% after). This concentration of ownership, together with uncertainty as to whether market conditions will permit the HFSF to dispose, through the exercise of its warrants, of the Ordinary Shares it holds, may discourage, delay or prevent holders of the warrants from exercising their rights. Due to the potentially low trading volume of our Ordinary Shares, it may be difficult for you to sell our Ordinary Shares at the price or time of your choice, which may result in you receiving a lower price for our Ordinary Shares than would be the case if our Ordinary Shares were more actively traded on the ATHEX. We cannot assure you that the trading market of our Ordinary Shares will become more liquid in the future, or that the trading volume of our Ordinary Shares will not decrease further into the future.

Exercise of the warrants or future sales of ordinary shares could cause the price of our ordinary shares to decline.

        As at the date of this report, 245,748,580 warrants issued by the HFSF were outstanding permitting holders to acquire, for each warrant held 8.22923881005499 Ordinary Shares, representing a total of 2,022,323,827 (or 57.2%) of our ordinary shares following the completion of the 2014 share capital increase. The warrants must be exercised within a period of 54 months following their issuance on June 26, 2013. In addition, following a 36-month lock-up period from the date of issuance of the warrants, the HFSF may sell or transfer the ordinary shares underlying the warrants, provided it gives applicable notice to the warrant holders. Pursuant to the HFSF's founding law, the HFSF must dispose of the ordinary shares within an initial period of five years of the date of issuance on June 26, 2013. If any of the outstanding warrants are exercised or if the HFSF sells or indicates an intention to sell substantial amounts of our ordinary shares, the trading price of our ordinary shares could decline significantly. We cannot predict the effect, if any, that the exercise of warrants or future sales of our ordinary shares by the HFSF or the availability of these ordinary shares for sale will have on the market price of our ordinary shares. Upon completion of the 2014 increase, we will have 3,533,149,631 ordinary shares outstanding.

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

  •
  the condition of the Turkish and other economies in which we do business; and

  •
  the general state of the securities markets (with particular emphasis on the Greek, Turkish, other SEE-5 and financial services sectors).

        The share price may also be subject to volatility due to the commitment of the HFSF to sell part or all of its shares in the Bank within certain time limits. In addition, brokers' estimates as to the value of our shares may not necessarily reflect the actual value of our shares at any given time, and investors should therefore not place undue reliance on such estimates as indicators of our future growth or profitability.

        For the annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years see Item 9.A, "Offer and Listing Details".

The exercise of pre-emptive rights may not be available to U.S. holders of the Bank's ordinary shares and American Depositary Receipts.

        Under Greek Law and our Articles of Association, prior to the issuance of any new ordinary shares, and unless this requirement is waived by our shareholders in a shareholders meeting, we must offer holders of our existing ordinary shares pre-emptive rights to subscribe and pay for a sufficient number of ordinary shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the rights trading period for the related share capital increase and may be traded on the ATHEX.

        Holders in the United States of the Bank's ordinary shares and American Depositary Shares evidenced by ADRs may not be able to exercise pre-emptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act, is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If holders in the United States of the Bank's ordinary shares and ADRs are not able to exercise pre-emptive rights granted in respect of their shares in any rights offering by us, they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

Non-Greek entity shareholders, including U.S. entity shareholders, may be subject to Greek tax on gains arising on the sale of shares.

        Unless a non-Greek entity shareholder benefits from a tax treaty with Greece that exempts such gains from Greek taxation, gains arising from the sale of listed shares of Greek companies may be subject to taxation in the same manner as those realized by Greek resident entities (generally at a rate of 26% or 33%). In respect of a non-Greek entity shareholder with no permanent establishment in Greece who is resident of a country which has a tax treaty which contains an exemption from Greek tax on capital gains, an exemption from such tax may be available if the entity produces appropriate documentation evidencing its tax residence in the treaty jurisdiction. While it is also possible that Greek tax law may be interpreted as providing an exemption from such tax for a non-Greek entity shareholder with no permanent establishment in Greece who does not benefit from a tax treaty exempting such gains, a different approach could also be taken on the same issue. The United States' tax treaty with Greece does not contain an exemption from such taxes on gains and therefore, based on such different interpretation of Greek tax law, U.S. entity shareholders may be subject to Greek tax at a rate of 26% or 33% on gains arising from disposition of shares. No specific guidance has been provided by the Greek tax administration to date, and precedents do not exist, as to how any potential tax on capital gains generated by non-Greek entities from the sale of listed shares of Greek companies would be assessed and collected. Because capital gains are generally U.S. source for U.S. foreign tax credit purposes, a U.S. entity shareholder may not be able to credit any such Greek tax if it were required to be paid against its U.S. tax liability unless it has sufficient foreign source income from other sources in the appropriate basket for foreign tax credit purposes.

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

        The Bank has operated a commercial banking business for 173 years. Since our founding, our business has expanded to become a large, diversified financial services group. As part of our diversification, the Bank founded Ethniki Hellenic General Insurance S.A. ("EH") in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

Acquisitions, Capital Expenditures and Divestitures

        On June 29, 2011, the Bank acquired 49.9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to EUR 588 million of which amount of EUR 43 million was paid in cash. The remaining amount of EUR 545 million related to a waiver of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd. As at the first quarter of 2014 its liquidation process has been completed and it was dissolved by the Bank.

        On March 15, 2012, the Bank acquired 10.2% of Banca Romaneasca from European Bank for Reconstruction and Development ("EBRD") through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26 million.

        On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of EUR 2.22 per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The merger process of the two banks was suspended in April 2013 and was not ultimately consummated.

        On November 9, 2012, Finansbank disposed of 51.0% of its shares of its subsidiary Cigna Finans Pension to Cigna Nederland Gamma B.V. for consideration of TL 203 million. Finansbank retains the remaining 49.0% and continues to operate Cigna Finans Pention through a formation of 51.0%/49.0% joint venture.

        On February 15, 2013, NBG Pangaea REIC acquired 100% of the share capital of KARELA S.A., which owns a building in Paiania in Attica, as part of its investment policy. The consideration paid amounted to EUR 56 million in cash.

        On May 10, 2013 the Bank, acquired, free of any consideration, selected assets and liabilities of First Business Bank ("FBB") which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee. The difference between the transferred assets and liabilities (the "funding gap") amounted to EUR 457 million and was covered by the HFSF by contributing to the Bank EFSF bonds of nominal value equal to the funding gap.

        On July 26, 2013 the Bank acquired, free of any consideration, selected assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee. The funding gap amounted to EUR 563 million and was covered by the HFSF by contributing to the Bank cash equal to the funding gap.

        As the Bank acquired FBB's and Probank's network of 19 and 112 branches, respectively, with the personnel and operations includes customers transactions, deposits and loans, each transaction is considered as an acquisition of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of ASC 805 "Business combinations".

        On December 30, 2013, the Bank, transferred to Invel Real Estate (Netherlands) II BV the 66% of its participation interest out of the 100% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of EUR 653 million. However, following the accounting guidance of ACS 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ACS 360-20 "Real Estate Sales" continues to consolidate NBG Pangaea REIC and did not recognize any profit on the sale of 66% to Invel.

        On January 16, 2013 the Bank, in agreement with the Hellenic Republic Asset Development Fund S.A. ("HRADF"), launched an international open competitive process for the joint exploitation of the Astir Palace and other assets of the NBG Group and HRADF in Vougliameni, Athens. On December 9, 2013, the Bank announced that JERMYN STREET REAL ESTATE FUND IV LP ("JERMYN") submitted the highest bid of EUR 400 million, which corresponds to a reference stake of 90% of the Astir Palace shares to be outstanding at the time of closing the transaction. The Bank, having obtained the relevant written approval from the HFSF, announced on February 10, 2014 that JERMYN was nominated as Preferred Investor for the Process. Approval by HRADF's Board of Directors on these nominations was also granted on February 13, 2014. Signing is expected to take place post-clearance of the transaction by the Council of Audit. The conditions precedent for the transaction to be completed must have been satisfied within 15 months from the date of execution of the share purchase agreement. The purchaser has the right to extend this period for an additional nine month period. As a result, the assets and liabilities of Astir Palace and Astir Marina Vouliagmenis S.A. (a wholly-owned subsidiary of Astir Palace) have been reclassified as held for sale. Upon completion of the sale, it is expected that Astir Palace will cease to be a subsidiary of the Bank.

        In addition, in December 2013, the Bank entered into a binding agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. The disposal will be completed upon the fulfillment of certain conditions.

        The table below sets out the Group's principal items of capital expenditure for 2011, 2012 and 2013.

	Year ended December 31,
Type of Capital Expenditure	2011	2012		2013
	(EUR in millions)
Interests in other companies(1)	105	71	(2)	17	(1)
Information technology and other electronic equipment	61	84		63
Land and buildings	96	35		258	(3)
Leasehold improvements	25	23		25
Furniture, fixtures, machinery and vehicles(4)	101	91		95

Total	388	304		458

(1)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance Plc.

(2)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and the acquisition of 10.2% of Banka Romaneasca, from European Bank for Reconstruction and Development (EBRD).

(3)
Principally representing the property acquired by NBG Pangaea REIC though the acquisition of KARELA SA and the property offered by Invel Real Estate as contribution in kind, for its participation in NBG Pangaea REIC.

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

        The table below sets out the Group's principal divestitures for 2011, 2012 and 2013.

	Year ended December 31,
Type of Divestiture	2011	2012	2013
	(EUR in millions)
Investments(1)	—	37	19
Real estate(2)	16	1	1

(1)
During 2012, the Group disposed of 51.0% of Cigna Finans Pension for EUR 36 million and 100% of Finans Consumer Finance for EUR 1 million, net of cash disposed. Disposals during 2013 relate to the private equity business activities of the Group.

(2)
Represents proceeds of disposals of real estate property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

Restructuring Plan to be Submitted and Agreed with the Directorate General for Competition

        In common with the other Greek banks who received capital from the HFSF and the Hellenic Republic, the Group is subject to European Commission rules on state aid. Under such rules, the Bank's operations are restricted so that the state aid provided does not lead to the distortion of competition.

        In particular, the Group participated in the PSI and, as a result, recorded impairment losses on its Greek government bond portfolio and loans and receivables portfolio of €11.8 billion in 2011 and impairment losses on its Greek government bond portfolio of €0.2 billion in 2012. As a result of these losses, the Bank was compelled to seek support from the HFSF. On April 20, 2012, the HFSF provided the Bank with a commitment letter to participate in the share capital increase of the Bank. On May 28, 2012, the Bank entered into the Presubscription Agreement, which replaced the commitment letter and through which the HFSF advanced to the Bank €7,430 million EFSF bonds against the total amount of recapitalization required by the Bank. Furthermore, on December 21, 2012, the HFSF contributed EFSF bonds, with nominal value of €2,326 million as an additional advance for the participation in the Bank's future share capital increase. As at December 31, 2012, we had received from the HFSF total funds of €9,756 million. The amount finally contributed by the HFSF following completion of the 2013 share capital increase was €8,677 million as at December 31, 2013, and together with the issuance of the Greek State Preference Shares, the total amount of state aid received by the Bank, in forms other than guarantees and liquidity assistance, was €10.0 billion as at December 31, 2013.

        On July 27, 2012, the European Commission temporarily approved the state aid received by several Greek banks, including the Bank, for the recapitalization with the commitment letter from the HFSF and the advance payment. In addition, the European Commission preliminarily assessed the required criteria required under EU state aid rules, such as the appropriateness, necessity and proportionality of such criteria. Consequently, the European Commission launched a formal investigation of such criteria in order to conduct a more detailed assessment and allow third parties to submit comments.

        Approval of state aid from the Directorate General for Competition of the European Commission requires approval of an amended restructuring plan. On October 31, 2012 the Hellenic Republic submitted (through the Ministry of Finance) a restructuring plan for the Bank to the Directorate General for Competition of the European Commission in accordance with Greek Law 3864/2010. As a consequence of subsequent mergers and acquisitions and structural changes that took place in the Greek banking sector and our 2013 share capital increase, the submitted restructuring plan was deemed to no longer be adequately representative of the Bank's current situation. As a result, the Directorate General for Competition of the European Commission requested re-submission of our restructuring plan. The updated plan is expected to be submitted in 2014 after the completion of the share capital increase, once the contemplated commitments are finalized between the Hellenic Republic and the Directorate General for Competition of the European Commission. Any such commitments will be specified once we conclude our discussions with the Directorate General for Competition of the European Commission. As at the date of the issue of the financial statements, there is no approved restructuring plan in effect.

        However, in our revised restructuring plan, which is expected to be submitted for approval to the Directorate General of Competition within 2014, we will undertake, among other commitments, to dispose of a significant minority stake in Finansbank. This commitment was also included in the draft of the restructuring plan we submitted to the HFSF in December 2013 and to the Bank of Greece for the purposes of our capital needs assessment in the 2014 Stress Tests and used by the Bank of Greece—subject to its adjustments and criteria—in assessing our internal capital generating capacity over the June 2013-December 2016 period. See "Recent Developments".

        In addition to the above commitments, we may also be required to commit to the following, among others, in our revised restructuring plan, reflecting the commitments undertaken by the Hellenic Republic towards the European Commission in December 2011, regarding banks under restructuring, in the Memorandum of Economic and Financial Policies, contained in the First Review of the Second Economic Adjustment Program for Greece:

(i)
the assurance of an effective and sufficient system of corporate governance pursuant to the corporate law and the supervision rules of the Bank of Greece and the HFSF;

(ii)
the implementation of a credit policy which ensures the equal treatment of creditors, including persons affiliated with the Bank or connected to the Greek state supervision of the implementation of the credit policy by means of appropriate instruments for risk monitoring and incorporation into the credit policy of rules for the pricing policy of loans as well as rules for restructuring or rescheduling of loans;

(iii)
the implementation of a cost reduction policy in order to ensure the long-term viability and profitability of the Bank. Indicatively, the Bank completed, in December 2013, a VRS program with an anticipated annual saving of €155 million;

(iv)
the implementation of a balance policy for the decrease of operational costs for the purpose of enhancing long-term profitability;

(v)
the alignment of the employees' remuneration policy with the policy of cost management and adoption of best practices pursuant to international standards for the management of risks;

(vi)
restrictions on the payment of dividends or coupons on shares or titles issued by the Bank classified as own funds, unless there is a legal obligation for payment (of dividend or coupon); on the Bank exercising a call option for the aforementioned shares or titles, if the exercise of such right will result in decrease of regulatory (own) capital; any repurchases of bonds issued by the Bank on which the Directorate General for Competition of the EU consents are excluded;

(vii)
restrictions on acquisitions of other companies (an acquisition ban); acquisitions following the consent of the Directorate General for Competition of the EU are allowed for restoring financial stability or ensuring effective competition; furthermore, acquisitions against consideration of

  0.01% of the total assets of the Bank (or cumulatively 0.025% in the case of more than one acquisition) as well as acquisitions in the context of banking activities for loans restructuring are excluded; and

(viii)
restrictions on using the state aid measures granted to the Bank for advertising purposes.

        In case we breach the commitments under the restructuring plan, including in respect of the disposals mentioned above, the Directorate General of Competition may revoke its approval and impose additional measures on the Bank. In addition, under the terms of the Relationship Framework Agreement to which we are a party, the HFSF may, upon any breach by us of any material obligation included in the restructuring plan or facilitating its implementation, be able to exercise full shareholder voting rights in respect of its shareholding of our common shares, see "—Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF after the Amended Recapitalization Framework—The Relationship Framework Agreement" and Item 3.D, "Risk Factors—Risks Relating to Our Recapitalization and Receipt of State Aid—The state aid received by the Bank in the previous years was only temporarily approved by the European Commission and is subject to further investigation under state aid rules".

B.    Business Overview

Introduction

        NBG holds a significant position in Greece's retail banking sector, with 540 branches and 1,398 ATMs as at December 31, 2013. Our core focus outside of Greece is in Turkey and SEE-5, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management.

        The Bank is our principal operating company, representing 64.6% of our total assets as at December 31, 2013. The Bank's liabilities represent 71.3% of our total liabilities as at December 31, 2013. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S. ("Finansbank"), United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska Banka A.D. Novi Sad ("Vojvodjanska"), Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), NBG Albania, South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. ("NBG Malta").

        We hold top positions in many financial services products in Greece. As at December 31, 2013, we had the largest market share of mortgage loans in Greece, with a percentage of 26.1%, whereas according to our internal analysis of published information of the Bank of Greece, we are second in total deposits with a percentage of 24.6%. We are also third in mutual fund management with a market share of 15.6% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. Banking activities in Greece include the Bank's domestic operations, Ethniki Leasing and Ethniki Factors S.A. ("Ethniki Factors"). The Group's Greek banking operations account for 68.1% of our total lending activities as at December 31, 2013 (the "Greek Banking Loans") and for the 76.0% of our deposits (the "Greek Banking Deposits"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking loans and deposits as at December 31, 2013:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	43,993	40,116
Public Sector	5,848	2,931

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

Greek Banking Distribution Channels

        As at December 31, 2013, we operated in Greece through 540 branches, one private banking unit, one financial institutions unit and seven specialized banking units that deal exclusively with troubled and non-performing loans. As at December 31, 2013, we had 1,398 ATMs, of which at least 578 were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (57% of our ATMs are equipped with cash deposit devices). During 2013, the total number of ATM transactions reached approximately 103.5 million with a total value of approximately EUR 15.6 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2013, the total number of phone and internet banking users increased by 15%, reaching approximately 778 thousand, out of which 550 thousand were also phone banking users. The total number of electronic transactions during 2013 was approximately 62.9 million with a total value of approximately EUR 19.9 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007. In 2012, we launched one new "i-bank" store. Currently, we operate four "i-bank" stores (two in Athens and two in Thessaloniki) which offer all i-bank services (internet, mobile and phone banking, ATM and APS) and where we also host entertainment and educational events. As at December 31, 2013, the "i-bank" stores have received more than 410 thousand visitors. The Bank's branches are located in almost every major city and town in Greece. Approximately 49% of the Bank's branches are located in the Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2013, the Bank operated 264 full banking branches and 276 retail banking branches.

        We participate in DIAS Interbanking Systems S.A., which currently has 30 banks as shareholders and direct members, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of the customers of its members.

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

Savings and Investment Products

        Savings and investment products of the Bank are offered both in euro and in other currencies. In addition to other products, the Bank offers investment products with yields that are higher than our basic deposit products, including capital-guaranteed principal products, Greek government bonds and other bonds from the Bank's proprietary portfolio, repurchase agreements between the Bank and our clients and a wide range of mutual funds and unit trust products provided by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Global Investment & Asset Management".

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a direct member of the Euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank has completed the centralization of its payment operations. Our Cash Management service offering in Greece is Single Euro Payments Area ("SEPA") compliant and leverages extensively the Bank's branch network in providing our customers with on-line transaction processing particularly in regards to electronic collection services.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2012 and 2013, and we also expect slower credit expansions across each of our products in 2014, also in line with the current market conditions.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2012	2013
Mortgage lending (balances)	25.3%	26.1%
Consumer loans and credit cards (balances)	20.1%	21.1%
Core deposits(1)	32.2%	34.6%

(1)
Core deposits consist of sight deposits and savings accounts and exclude repos and time deposits.

        We believe our strong corporate image and name recognition in Greece, our large customer base and our extensive network of branches and ATMs are advantages that will facilitate the Bank's access to a diverse depositor base in Greece, providing the Bank with a large, stable and low-cost source of funding.

Consumer Lending Products

        Since 2010, the Bank sought to address the continued deterioration of its lending portfolio, and to assist customers willing to repay their loans by offering more competitive modification programs depending on each customer's need and repayment ability.

        In 2013 the Bank mainly focused on restructuring its consumer loan portfolio. As a result, the balance of consumer loan portfolio decreased by 2.6% from EUR 6,376 million as at December 31, 2012 to EUR 6,212 million, as at December 31, 2013. The figure as at December 31, 2013 includes an amount of EUR 94 million from the acquisition of consumer and cards exposures from FBB and Probank.

        The Bank's efforts are focused on effective management of the existing portfolio in order to prevent further deterioration through the design and implementation of debt restructuring packages, which offer lower installments adjusted to the borrowers' financial status for a pre-agreed period of time. Consumer and credit card portfolio restructuring products are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under the restructuring, all consumer loan and credit card exposures are consolidated into a single fixed-term consumer loan. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card exposure with real estate property or provide an additional down payment. The maturity of these restructured products varies and can reach 40 years given an additional collateral is obtained. In addition, the Bank offered to customers still experiencing problems in servicing their restructured debt, new products by offering a fractional payment programs with lower monthly installments.

        Consumer credit products proposed by the Bank mainly consist of special purpose loans where customers are encouraged to offer collaterals (such as registration of mortgage prenotation, deposits in euro or retention of ownership) in order to improve the terms of their loans. Applications are approved under a strict set of underwriting criteria, which indicatively include stringent application entry requirements, examination of customer's depository or investment relationship within the Bank and pursuit of additional securities (guarantor and/or collateral) if necessary.

        The Bank has also launched in 2013 a new application system with expanded competencies. Initially implemented in September 2013 to the branch network and the call centers of the Bank, this system will expand to the network of partner dealers in 2014 and subsequently to mortgage loan applications. Once this system is fully introduced, retail banking applications will be processed and consolidated through a single system.

Mortgage Lending Products

        The year 2013 was the sixth year of continuous recession in the Greek economy, with a high unemployment rate of over 27% (Source: EL.STAT., http://www.statistics.gr/portal/page/portal/ESYE), incomes dropping by over 30% and higher taxation resulting in even lower disposable incomes. During 2013, house prices fell by 10.5%, compared to a fall of 11.8% in year 2012 and 5.5% in 2011. Since the third quarter of 2008, house prices have experienced a cumulative decrease of 34.3% and are forecasted to decrease slightly in 2014. (Source: Bank of Greece, "Index of Prices of Dwellings—Historical Series/Urban Areas). Moreover, the number of housing transactions as reported by the banking industry fell by 23.1% in 2013, after falling by 27.7% in 2012 and by 42.5% in 2011 (Source: Bank of Greece, "Indices of Residential Property Appraisals—Transactions with MFI Intermediation").

        The volume of new mortgage loan disbursements amounted to EUR 28 million in 2013, from EUR 48 million in 2012. This significant decrease in mortgage demand is due to all of the factors described above. Average Loan-to-Value ratio ("LTV") for 2013 new originations stood at 54.5%, compared to 62.8% in 2012 and Payment-to-Income ratio ("PTI") at 21.0% from 25.1% in 2012 (maximum PTI set at 40% by the Bank of Greece). The approval rate in 2013 was 49.0% compared to 29.0% in 2012 and 35.0% in 2011. Moreover, pricing stood at an average spread of 362 bps, in line with 2012 and higher than in 2009-2011.

        In 2013, non accruing loans kept rising but at a lower rate compared to previous years suggesting a slower increase in the future.

        The mortgage loan portfolio, before any provision for impairment, was EUR 17.7 billion at December 31, 2013 compared to EUR 18.0 billion at December 31, 2012. The figure as at December 31, 2013 includes EUR 492 million from the acquired mortgage portfolios of FBB and Probank. In 2013, non accruing loans continued to rise, but at a lower rate compared to previous years, suggesting a slower increase in the future. The Bank placed more focus on efficiently managing its existing loan portfolio in an effort to contain loans overdue and offer viable solutions to customers facing economic hardship, including the adoption of a fractional payment program, whereby the borrower pays only a fraction of the instalment due for a fixed period of time. During 2013, we changed this program to allow the adjustment of fractional payments according to the borrower's current economic condition. All adopted policies offered the possibility of a maturity extension up to 45 years in total, with the applied spread being increased by 30 bps and the minimum spread set at 200 bps. All facility programs assume no capital relief and also aim at capital amortization.

        The Bank placed more focus on efficiently managing its existing loan portfolio with emphasis on delinquent loans by offering viable solutions to customers facing economic difficulties, including the adoption of a fractional payment program, whereby the borrower pays only a fraction of the installment due for a fixed period of time. During 2013, this program has been further refined with fractional payment being adjusted to the borrower's current economic condition. All adopted policies offered the possibility of a maturity extension up to 45 years in total, with the applied spread being increased by

30 bps and the minimum spread set at 200 bps. All facility programs assume no capital relief and also aim at capital amortization. These loans are reported as restructured.

        As at December 31, 2013, EUR 4.3 billion of mortgage loans have been reported as restructured. The average duration of the restructured portfolio is 34 years, or 8.7 years more than the non restructured portfolio while the average spread is 228 bps, or 42 bps higher than the non restructured portfolio.

        Since August 2013, the Bank, like all Greek banks, is in the process of implementing Law 4161/2013, which involves the provision of facility options to low-income borrowers, with a prenotation on their main residence, who are in current or in early delinquency status. The law provides detailed description of necessary conditions that have to be fulfilled by the potential borrower. For example an income loss of at least 20% since 2009 should be reported and the overall loan exposure should be less than EUR 150 thousand. The law foresees a payment of 30% of current income, for a period of up to four years. In addition, for extremely low incomes of less than EUR 13 thousand, interest rate equal to the ECB rate plus a spread of 75 bps is applied. For unemployed borrowers, there is also a six-month freeze in mortgage payments. The law was applied in September 2013 and as at January 2014, 234 mortgage loans amounting to EUR 10 million, came under this type of facility.

        As 2014 is expected to be the first year of positive economic growth, the Bank's new mortgage production is expected to be higher compared to the levels of the last three years.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit") constitutes a division of retail banking and manages credit provision to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1 million.

        The SBL Unit has created business credit centers in the main three urban centers (Athens, Thessaloniki and Patras) which handle all of the Bank's credit applications in accordance with applicable credit and collection policy and approved authority levels. In 2013, the SBL Unit focused both on the active management of the existing portfolio and on new strategic initiatives.

        In 2013, the Bank further supported SBL's, who experienced difficulties in servicing their debt obligations by agreeing upon more favorable terms and conditions for the restructuring of their debts. The relevant products offered by SBL Unit are the following:

  •
  medium or long term debt-restructuring facility for customers with at least one account in past due for more than 90 days. The restructuring product includes the granting of a grace period of up to 24 months during which the borrower pays only interest, the prolongation of the maturity of the loan up to 20 years and the option to the borrower to make a down payment, which, if the loan is repaid in accordance with the renegotiated terms, will be returned as a discount or the application of lower interest rates in case the customer provides new collateral; and

  •
  restructuring on restructuring (RoR) products addressed to those customers having difficulty in servicing their restructured debt, as a result of the prolonged economic crisis. The product offers the recalibration of the debt. Clients eligible for this RoR product are those with restructured loans in delay for more than 60 days, either fully secured (with existing or new collaterals) or for which at least 50% of accrued interest of the first modified loan has been paid.

        At the same time, in the second half of 2013, a second RoR program was launched in order to further support customers that face problems in paying their RoR loans.

        As at December 31, 2013, the Bank's gross outstanding SBL portfolio amounted to EUR 4,080 million, increased by 14.0% compared to EUR 3,580 million at December 31, 2012. The figure as at December 31, 2013 includes an amount of EUR 628 million from the acquisition of SBL exposures from FBB and Probank.

        The Bank continued to support timely SBL customers by providing them necessary liquidity. New loans granted to SBL amounted to EUR 281 million for the period ended December 31, 2013.

        The SBL Unit offers lending solutions , which cover a full range of business credit needs, either in the form of revolving facilities for the coverage of working capital needs or in the form of short-, medium-or long-term fixed loans for financing investment needs or for the enhancement of business liquidity.

        In addition, the Bank continued in 2013 to support SBL customers financing by participating in programs for the improvement of competitiveness and the enhancement of SBL liquidity in the current adverse financial environment in Greece. In particular, the Bank participated in the following new co-financed and other state guarantee and funded programs:

  •
  The ETEAN program: "Business Restart", an initiative in cooperation with the Hellenic Fund for Entrepreneurship and Development (ETEAN S.A.) for the financing of micro and small enterprises with a total budget of EUR 550 million (for all participating banks).

  •
  The "Tourist Insular Entrepreneurship" program, with which the Bank grants loans up to EUR 30,000 on behalf of and as delegated by ETEAN, which provides the funds of the program in full.

  •
  The guarantee program of ETEAN S.A. called "Guarantee for letters of guarantee issued by the banks in favor of small, very small and micro-businesses", through which the bank offers easier access to SBLs looking to issue letters of guarantee.

        Furthermore in 2013, the Bank successfully executed the SBLs financing program following a EUR 250 million loan agreement with the European Investment Bank ("EIB") for the financing of SMEs and midcap businesses.

        In the context of its commitment to the enhancement of Greek entrepreneurship, in 2013 the Bank entered into a EUR 200 million EIB guarantee program to facilitate international trade, through guarantees to commercial banks.

        Lastly, in December 2013, the Bank finalized an agreement with European Investment Fund, for the provision of loans to SBL through the "JEREMIE for Entrepreneurship" program. The budget of the program totals EUR 40 million and aims at granting loans with more favorable interest rates.

  Corporate and Investment Banking

  Commercial Loans

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

        The Bank lends to all sectors of the economy. As at December 31, 2013, domestic commercial lending (including loans to the public sector) amounted to EUR 26.0 billion and represented 52.2% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 2.4 billion as at December 31, 2013, representing 4.8% of its domestic loan portfolio.

        The Bank lends primarily in the form of short term credit lines and medium/long term loans. Apart from financing, the Bank provides letters of credit and guarantees for its customers, which amount to EUR 3.3 billion as at December 31, 2013. Over the last years, there has been significant increase in collateral coverage across the entire portfolio, an effort that will be further intensified in 2014.

        As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers having good credit history, satisfactory financial performance and adequate collateral and/or new equity available.

        As a result, further deleveraging of 3.1% took place during 2013 on the Bank's original portfolio, driven by all commercial asset classes. At the same time, during 2013, balances were affected by the acquisition of FBB and Probank portfolios, which added EUR 537 million and EUR 804 million respectively to the Bank's total commercial portfolio.

        Modifications are offered to borrowers who are considered viable (with a high potential of recovery) but who have been affected by current market conditions. Prerequisites for modification are the borrower's ability to provide additional collateral, the ability of the shareholders to infuse new equity and an increase in loan pricing.

  Shipping Finance

        Greece is a maritime nation with a long tradition in ship-owning and is one of the world's largest ship-owning and ship-flagging nations. Shipping remains one of the most important sectors of the Greek economy and the Bank is one of the key participants in Greek shipping finance. The Bank's shipping finance activities are carried out almost exclusively through its dedicated Piraeus-based unit.

        As at December 31, 2013, outstanding shipping loans (mainly concerning bulk shipping) were EUR 1.8 billion, out of which approximately EUR 212 million represents recent portfolio acquisitions from FBB and Probank. Shipping exposure represents 3.6% of the Bank's total commercial loan portfolio.

        The Bank has traditionally provided bilateral and syndicated long-term financing, mainly towards dry bulk, wet bulk and, to a lesser extent, liner business in an effort to minimize risk and enhance the portfolio's profitability. Nearly all of the Bank's shipping loans are fully secured by vessels, the majority of which are new and modern.

        As a result of the ongoing negative macroeconomic environment, the Bank has adopted a more conservative approach to new shipping lending over the last years and focus has shifted to loan modifications reflecting current market conditions and low freight rates. For 2014, the Bank is expected to increase its exposure by participating in new transactions with accredited customers but with strict terms regarding vessel quality and equity contribution.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. During 2013, freight rates in main shipping segments have been kept in line with 2012 low levels, with some upward trend after the month of September. For 2014, the shipping markets are expected to experience slow and gradual growth, as the market is still affected by increased tonnage supply and modest demand for shipping services, being a consequence of global macroeconomic conditions.

  Project Finance

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (Western Europe, U.K., U.S.A.), however the current economic environment has halted the growth rate of the Bank's activities in the field of project finance. The overall size of this portfolio was EUR 417 million as at December 31, 2013, a decrease of 3.1% compared to EUR 430 million as at December 31, 2012. The decrease has been a result of a voluntary deleveraging effort undertaken by the Bank since the beginning of 2011, mainly regarding its international portfolio. No new loans were advanced in 2013 for projects outside Greece. On the contrary, the domestic loan portfolio was increased during the year, though all of the large motorway infrastructure projects, except one, have remained stagnant since 2011 due to problems encountered in their implementation and the overall deterioration of the country's financial standing, resulting in an effective draw-stop of the disbursements under the corresponding loans. However it should be noted that the Greek government has undertaken concerted efforts to support these projects, resulting in the resumption of financing and recommencement of construction works for these four Greek motorways in December 2013. In this context, the Bank has undertaken a leading role in the negotiations between the parties either as member of the steering committees that have been assigned the resumption of the motorway projects or as a lender.

        Through an operational agreement signed in December 2011 between the Bank and the European Investment Bank ("EIB"), the Bank, acting as an Urban Development Fund (UDF), has been awarded the management of EU Structural Funds under the Joint European Support for Sustainable Investment in City Areas initiative—(the "JESSICA")—for three lots (out of ten lots in total for Greece) and an operational Program "Environment and Sustainable Development" amounting to a total of EUR 83 million (32.9% of total JESSICA Funds for Greece). The lots correspond to Attica, Western Greece and Ionian Islands Regions. JESSICA funds, along with the Bank's and other private funds, are intended to be used during the period of 2012 to 2015 to make repayable investments in the respective regions. In May 2012 the UDF issued a Call for Proposals for selecting final recipients to be financed by the UDF. Following this call, the UDF received until the end of 2013, 34 investment proposals, of a total budget of EUR 341 million and UDF-requested funds of EUR 151 million. UDF financing of EUR 23 million has been approved and financial close of the respective projects is expected to take place during the first quarter of 2014. The first phase of the evaluation (determination of eligibility for JESSICA financing) was also completed in 2013 for proposals, of a total budget of EUR 44 million and UDF-requested funds of EUR 22 million. In 2014, the UDF will focus on the financial evaluation for the approval of financing and the respective commitment of UDF funds for these proposals, as well as on the evaluation of all other outstanding proposals and on the disbursement of UDF funds to final recipients.

        Advisory activity in 2013 to the public and private sector developed at a considerably lower pace compared with that of previous years, as the execution of certain projects was postponed and/or suspended by the Greek government in the context of the current economic environment.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2013, 71.3% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 17.4% to industry and mining, 9.2% to construction and real estate and 2.1% to other sectors. As at and for the year ended December 31, 2013, Ethniki Leasing had total assets of EUR 570 million and interest income of EUR 19 million, before elimination of intercompany transactions and balances, compared to EUR 660 million and EUR 22 million, respectively in 2012.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly owned factoring subsidiary of the Bank, as part of the strategic decision to expand our factoring operations in Greece. 2013 was the fifth consecutive financial year during which

Ethniki Factors continued to focus on enhancing liquidity to NBG Group corporate customers maximizing synergies with the Bank. Portfolio performance remained strong despite adverse economic environment. The company offers a selective range of factoring services to provide customers with the flexibility they need to adapt to ongoing changes in the economic environment.

Investment Banking

        In 2013, the NBG Securities' Investment Banking Division continued to provide a broad range of services within the areas of Corporate Finance, Equity Capital Markets and Debt Capital Markets and succeeded in increasing its market share within a challenging economic environment despite increased competition. We served as the financial advisor to the HRADF in the successful privatization of OPAP S.A.; acted as exchange agent to Coca-Cola HBC AG in connection with the offer for the shares in Coca-Cola Hellenic Bottling Company S.A.; provided a fairness opinion to the Board of Directors of Hellenic Telecommunications Organization S.A. in relation to the sale of Cosmo Bulgaria Mobile EAD; and acted as arranger and book runner in Hellenic Petroleum's international bond offering.

  Global Investment & Asset Management

  Treasury

        The Bank and each of our banking subsidiaries carry out their own treasury activities within the prescribed position and counterparty limits. These activities include:

  •
  Greek and other sovereign securities trading;

  •
  foreign exchange trading;

  •
  interbank lending and borrowing in euro and other currency placements and deposits;

  •
  forward rate agreement trading;

  •
  repurchase agreements;

  •
  corporate bonds; and

  •
  derivative products, such as options and interest rate and currency swaps.

        The Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and foreign exchange markets and market-traded and over-the-counter financial derivatives. It supplies the branch network with value-added deposit products, and its client base includes institutions, large corporations, insurance funds and large private-sector investors. In general, the Bank and its subsidiaries enter into derivatives transactions for economic hedging purposes or in response to specific customer requirements.

        The Bank is active in the primary and secondary trading of Greek government securities, as well as in the international Eurobond market, especially EFSF and European Stability Mechanism ("ESM") issues. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998 and of the Group of EFSF-ESM Securities Primary Dealers which was established in 2010.

Private Banking

        The Bank's private banking operations ("Private Banking") are dedicated to serving a high net worth clientele, by offering first-class services that maximize clients' personal aspirations. Our team of investment experts provides customers with continuous support and direct access to the major international financial centers and Private Banking services with a global reach.

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

        As at December 31, 2013, the Bank serviced 55 domestic institutional clients (four mutual funds, one asset management company, 10 insurance companies, four brokerage companies, 28 pension funds and eight other companies), 26 foreign ones and approximately 308,000 retail customers.

        In recognition of the quality custody services offered, the Bank has been awarded, for the fifth consecutive year, "Top Rated" status and highest ranking positions in both the Cross Border/Non-Affiliated and Domestic categories in the Agent Banks in Major Markets Survey of the "Global Custodian" magazine.

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

        As at December 31, 2013 and 2012 NBG Asset Management's total assets under management in mutual funds and discretionary asset management were EUR 1.3 billion. Its market share in mutual funds in Greece was 15.6% as at December 31, 2013, compared to 17.2% as at December 31, 2012. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2013). The funds belong to a clientele totaling approximately 70 institutional and over 47,000 private investors.

        The total value of funds managed since 2011 is set forth in the table below:

	As at December 31,
	2011	2012	2013
	(EUR in millions, except for percentages)
Mutual Funds under management	912	1,025	977
Market Share	17.5%	17.2%	15.6%
Discretionary Funds under management	185	246	353

Total Funds Under Management	1,097	1,271	1,330

Stock Brokerage

        NBG Securities S.A. (formerly, National Securities S.A.) was established in 1988 and constitutes the Bank's brokerage arm. NBG Securities S.A. offers a wide spectrum of investment services to both individual and institutional customers.

        As at December 31, 2013, NBG Securities S.A. had a market share of 11.67% of trades brokered by total trading volume on the ATHEX, ranking second in terms of total trading volume, according to www.ase.gr.

        The provision of investment services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. NBG Securities S.A. network consists of six branches, two of which are in London and Nicosia, while the company is in the process of establishing a branch in Bucharest.

Private Equity and Venture Capital

        With offices in London, Paris and Istanbul, NBGI Private Equity Limited ("NBGI Private Equity"), a subsidiary of NBGI International Ltd, manages the private equity funds described below. NBGI Private Equity had invested amounts of EUR 470 million as at December 31, 2013, compared to EUR 453 million at December 31, 2012.

Fund	Closing Date	Invested amounts	Geographic Focus
(in millions)
NBG Private Equity Fund LP	August 2000	GBP 25	UK
NBGI Private Equity Fund II LP	June 2007	GBP 50	UK
NBGI Private Equity (Tranche II) LP	August 2011	GBP 34	UK
NBG South Eastern Europe Fund LP	March 2006	EUR 54	SEE
NBGI SEE Development Capital Fund LP	March 2007	EUR 36	SEE
NBGI SEE Real Estate Fund LP	October 2009	EUR 95	SE and Central Europe
NBGI SEE Energy Fund LP	October 2008	EUR 15	Predominantly Central & Eastern Europe, and selectively Western Europe
NBGI Private Equity France Fund LP	December 2009	EUR 32	France and other French speaking countries
NBGI Turkish Private Equity Fund LP	October 2008	EUR 28	Turkey
NBG Technology LP	October 2001	EUR 30	Predominantly Europe
NBGI Technology Fund II LP	October 2009	EUR 49	Predominantly Europe & US

        NBG is the sole investor in the funds, with the exception of NBGI Private Equity Fund II LP and NBG Technology LP where external investors also participate.

Banking Activities outside of Greece

        We operate, as a Group, in 11 countries outside Greece. As at December 31, 2013, our international network comprised 1,234 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Egypt and Cyprus), which offer traditional banking services and financial products and services. The Bank has nine commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Albania, Malta, Cyprus and South Africa.

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

Turkish Operations

        Our Turkish operations include the Finansbank group of companies and NBG Malta, which holds a portfolio of Turkish business.

        In 2013, our Turkish operations contributed EUR 682 million of net income to the Group, compared to EUR 632 million in 2012. Turkish operations' income before income tax was EUR 831 million as at December 31, 2013 and EUR 752 million as at December 31, 2012. As at December 31, 2013, total gross loans was EUR 15,968 million while total deposits (excluding interbank deposits) reached EUR 12,883 million, compared to EUR 17,596 million and EUR 13,836 million, respectively, as at December 31, 2012. Total assets of our Turkish operations as at December 31, 2013 were EUR 23.5 billion, accounting for 22.0% of our total assets compared to EUR 24.6 billion and 24.3% as at December 31, 2012.

        Retail loans of Turkish operations amounted to TL 25.9 billion as at December 31, 2013, compared to TL 24.5 billion as at December 31, 2012 whereas retail sector deposits amounted to TL 23.4 billion compared to TL 19.3 billion for the same dates.

        Corporate and commercial loans of our Turkish operations amounted to TL 21.7 billion as at December 31, 2013 compared to TL 17.3 billion as at December 31, 2012, whereas corporate and public sector interest bearing deposits amounted to TL 12.1 billion compared to TL 11.5 billion for the same dates.

        As at December 31, 2013, loans comprised the largest single component of Finansbank's assets, followed by other assets and securities. Based on BRSA data, as at December 31, 2013, Finansbank had among the highest proportion of its assets in loans and among the lowest in securities, in each case on a bank-only basis, of five peer banks. For the year ended December 31, 2013, revenue from customer business, comprising interest income from loans, fees and commissions received, and foreign exchange gains or losses, was the predominant source of Finansbank's bank-only revenue, followed by revenues from securities, comprising interest income from securities and securities trading gains or losses but excluding gains or losses from financial derivatives. For the year ended December 31, 2013, based on BRSA data, Finansbank derived the highest proportion of its revenue from revenue from customer business and the smallest proportion from revenue from securities, in each case on a bank-only basis, of five peer banks.

  Finansbank Group

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring, IBTech and EFinans. Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2013, according to data from the Banks Association of Turkey and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, Finansbank's subsidiaries provide financial leasing, capital market, corporate finance and portfolio management. As at December 31, 2013, Finansbank operated through a network of 674 branches in 68 cities, making it the sixth largest private bank in Turkey by size of branch network according to statistics published by the BRSA. As at December 31, 2013, Finansbank and its subsidiaries had 15,102 employees. Over the past two years, Finansbank has continued to increase its focus on SME customers, while reducing its exposure to consumer loans and credit cards.

Finansbank Banking Distribution Channels

        As at December 31, 2013, Finansbank maintained a branch network of 674 branches, consisting of 662 hybrid branches, four corporate branches, two retail only branches, four satellite and Easy Credit branches and one branch at the Atatürk International Airport Free Trade Zone in Istanbul, as well as one branch in Bahrain. While all Finansbank's corporate banking branches include a retail banking unit, certain branches are now dedicated only to retail customers and are located primarily in upper-middle income residential areas. Finansbank expects the reach of its branches to become even broader in connection with the significant ongoing expansion of its branch network, which includes a plan to open a total of 25 new branches in 2014.

        As at December 31, 2013, 70.0% of Finansbank's customer transactions were made through alternative distribution channels (internet, phone banking, ATM and Interactive Voice Response (IVR)). As at December 31, 2013, the number of online banking customers exceeded 2.9 million, an increase of 25.0% compared to December 31, 2012. The total number of transactions through Finansbank's internet banking services decreased by 5.0% in 2013. Finansbank's ATM network grew by 25.4% in 2013 as the number of ATMs reached 2,736 compared with 2,182 at December 31, 2012.

Retail Banking

        Finansbank retail banking activities consist primarily of mortgages, consumer lending, credit and debit card services, deposits, investments and insurance products. The Bank's offerings to retail customers are divided into three main further sub-groups: private banking, which serves individuals with assets under management exceeding TL 750,000 through customized service offerings; the affluent segment, which serves individuals with assets under management between TL 50,000 and TL 750,000 offering features such as dedicated relationship managers and a diverse set of banking and non-banking services and benefits; and the mass market segment with more standardized offerings. Retail banking has been one of the principal drivers of the Bank's growth in recent years and is expected to continue to maintain a central role in the Bank's strategy.

        Income from Finansbank retail banking activities includes net interest income from loans and advances to retail customers and deposits collected from individuals, as well as fee and commission income received from loan underwriting, asset management services, life insurance and property and casualty insurance products, credit and debit card related services, settlements and cash related transactions with or for individuals.

        Finansbank's retail banking operations are divided into two main divisions: Consumer Banking and Credit Cards. Consumer Banking operations are further divided into three sub-divisions, namely private banking, affluent banking and mass market banking:

  •
  Private banking:  This sub-division serves customers with assets under management exceeding TL 500,000 at the Bank. These customers are served through dedicated relationship managers in branches and Private Banking centers across the country for their sophisticated financial services needs. They are provided with leading investment advisory services, advanced investment products and customized service offerings. The www.finansbankprivate.com.tr website keeps the Bank's Private Banking customers informed and updated about the latest products and services, campaigns and events, while also providing art related news and travel suggestions.

  •
  Affluent banking:  This sub-division, branded as "Xclusive Banking", was launched at the beginning of 2009, and serves customers with assets under management between TL 50,000 and TL 500,000. The service offering to affluent banking customers is centered on dedicated relationship managers in branches supported by dedicated agents at the call center, offering a diverse and exhaustive set of banking and non-banking benefits. Given the focus of the sub-division towards higher income customers, the customers are provided with daily investment advisory and investment products targeted to the segment. For example, several capital guaranteed funds launched since 2010 and have mostly targeted these sub-division customers and have increased the assets under management of the sub-division. In addition, the Bank believes these funds also have improved customer loyalty. The Bank is the only bank to have established a Retail Sector Banking Unit focused on developing banking relationships with medical doctors. Within this initiative, the Bank developed the "Doctor Fund" targeting only doctors and dentists. The Bank plans to continue offering specialized retail banking solutions services to additional categories of professional groups. In 2012 and the first nine months of 2013, many new customers were acquired through agreements and campaigns conducted by contacting various associations and clubs with affluent segment customer potential. The Bank also offers non-banking benefits and services to its high-income segment customers through ClubFinans Services Management.

  •
  Mass Market Banking:  This sub-division is served through a more standardized product set and packaged offerings. Customer acquisition in the mass market segment is mostly executed through consumer loan, credit card, mortgage sales and salary account relations. Although cross-sales at the point of acquisition are a key part of customer profitability improvement, strong central customer analytics driven portfolio management activities further boost customer profitability and retention. Such activities are executed by central outbound and inbound call center teams and other alternative distribution channels such as Internet and mobile banking in addition to the branch sales efforts. Moreover, packaged offers designed for mass market customers help to improve additional product penetration to overall customer portfolio. Sub-segment programs such as the retiree package and the salary-account package serve the same purpose while creating a good platform for customer communication. As at December 31, 2013 the mass market segment had 1,608 customer representatives, 662 retail branches.

        As at December 31, 2013, Finansbank had approximately 12.1 million retail banking customers, compared to approximately 10.8 million retail banking customers as at December 31, 2012. The continuous expansion of the retail branch network has allowed Finansbank to organically grow its customer base.

        Finansbank's retail products and services include retail loans, which comprise mortgage loans, credit card loans, personal loans, auto loans and overdraft and other loans, retail time and demand deposits as well as investment products such as mutual funds and insurance products.

        Retail deposits increased by 21.6% from TL 19.1 billion as at December 31, 2012 to TL 23.2 billion as at December 31, 2013. Finansbank's market share in time deposits remained the same at 4.6% as at December 31, 2013 and December 31, 2012, according to statistics published by the BRSA.

        Retail loans increased by 6.1% from TL 24.5 billion as at December 31, 2012 to TL 25.9 billion as at December 31, 2013.

        In 2013, Finansbank concentrated its efforts on creating new gold-based investment products for retail customers and sales of TL bond issuances to retail customers. With products such as "gold accumulation account", "gold-indexed deposit account" and "gold collection day", each of which provide specific methods to save and invest in gold or gold-indexed products, Finansbank had 257,997 gold account customers in 2013 compared to 88,781 gold account customers as at December 31, 2012, increasing the volume of the Bank's gold reserves by approximately 59% during the period.

        Finansbank believes that Enpara.com was one of the most important retail products it offered in 2012 and 2013. Enpara.com is an Internet banking product, marketed towards young professionals, who may not have the time to go to branches. Since its introduction in October 2012, Enpara.com has attracted over 130,000 customers with a deposit volume of over TL 3.0 billion as at December 31, 2013. Enpara.com customers are offered better deposit rates than branch customers due to the absence of branch costs.

Credit Cards

        Finansbank earns interest income on outstanding credit balances, transaction commissions from merchants, cash withdrawal fees, annual membership fees from cardholders and other service based fees such as insurance fees and payment fees from its credit card business. As at December 31, 2013, the number of credit cards issued by Finansbank exceeded 5.3 million, representing 9.4% of the total Turkish credit card market, according to statistics published by the Interbank Card Center ("ICC") and the number of member merchants was 185,297. Within the Turkish credit card market, Finansbank was the second largest Visa card issuer in terms of the number of cards issued, according to statistics published by the ICC. The number of CardFinans commercial credit cards in issue was approximately 437,198 as at December 31, 2013, representing 19.8% of the total Turkish commercial credit card market, according to statistics published by the ICC. The number of point of sales ("POS") terminals of CardFinans reached 233,715 as at December 31, 2013, representing 8.0% market share, according to statistics published by the ICC.

        Finansbank Group's total credit card loan portfolio was TL 12.1 billion as at December 31, 2013 compared to TL 11.8 billion as at December 31, 2012. Finansbank Group's net fees and commissions from credit card operations amounted to TL 386 million for the period ended December 31, 2013, compared to TL 397 million for the period ended December 31, 2012.

        In August 2012, Finansbank was the first to introduce "Fix Card", a card that can be used both as a credit and as a debit card with no charges or annual fees and with pay-pass technology. The Bank had issued 1,500,374 Fix Cards as at December 31, 2013. As a pioneer in the Turkish credit card market, Fix Card Contactless had attracted 101,557 customers as at December 31, 2013.

Payment Services

        Finansbank offers payment services to its corporate, commercial and retail clientele such as payment of invoices, suppliers, utility bills, social security, taxes, foreign exchange transactions, funds transfer as well as cash payments for particular clients.

Private Banking

        Finansbank's Private Banking department helps customers build and preserve their financial wealth through tailored investment strategies and offers its customers time deposits, mutual funds, emerging market bonds, domestic and international equities, government bonds, corporate bonds, currency exchange, forward contracts, futures, options and structured products. The Private Banking department also creates and implements medium- to long-term asset allocation within the context of each customer's particular risk tolerance. The Private Banking department serves investors with assets of more than TL 500,000 or the TL equivalent in one or more foreign currencies. The Private Banking department supports all of Finansbank business lines (Retail, Commercial and Corporate) within a matrix structure and cooperation with Finans Portfolio Asset Management and Finans Invest to execute and advice on client's transactions.

        As at December 31, 2013, Finansbank Private Banking provided investment products and asset management services through 44 private banking corners located in Finansbank branches in all major cities throughout Turkey.

SME Banking

        Finansbank's SME banking activities consist primarily of revolving credit lines, installment loans, overdrafts, business housing loans and demand deposits. As one of the first banks in Turkey to focus on this segment, Finansbank started its SME banking operations at the beginning of 2003 to support Turkish small businesses. The goal of the SME Banking Department is to achieve sustainable and profitable growth by determining customer needs and providing quick and tailor-made solutions. Finansbank's SME banking operations are divided into a medium-enterprises department and a small business department.

Medium Enterprises Department

        A customer is included in this segment when its annual turnover is between TL 2 million and TL 10 million. The branches are full service branches where retail and SME customers are served together.

        For medium-enterprise SME customers, Finansbank offers typical banking products and services but has a particular focus on loan facilities predominantly in Turkish lira, U.S. Dollars and euro. Turkish lira loans are generally short-term in nature, usually with maturities ranging from overnight to 365 days, and are principally for working capital financing; however, Finansbank also extends medium-term loans with maturities between 365 and 730 days mainly to finance working capital requirements. Finansbank has introduced "Credits in the Form of Installments" that are in essence Turkish lira- or foreign currency-indexed installment loans. In addition, Finansbank provides these customers with foreign currency, principally in connection with financing their exports from Turkey.

Small-Business Banking Department

        In addition to traditional banking products and services, Finansbank offers an extensive range of products and services to create financial resources for small business enterprises' specific needs. Finansbank's management believes that, during the history of Finansbank's small business banking operations, Finansbank has become recognized for its innovative products and services. For example, the "SME Money in the Pocket" service, launched in 2012, enables every small business owner, even if not a current customer of Finansbank, to apply for a loan by sending a text message from a mobile phone and to learn the outcome of the application process promptly. With this service, small business owners can borrow and use up to TL 50,000 on the same day. Furthermore, Finansbank's "POS Opportunity Package" offers desktop and mobile POS solutions backed with supporting banking operations, cash flow and commercial services. With this package, member SMEs enjoy certain fee exemptions and attractive commission rates.

        In March 2010, Finansbank became the first Turkish bank to sign a cooperation agreement with the European Investment Fund ("EIF"). The EIF and Finansbank have signed two guarantee agreements under the Competitiveness and Innovation Framework Programme ("CIP"), which agreements aim to help provide enhanced access to financing for Turkish start-ups and small business enterprises. Apart from EIF collateral, the Bank also offers flexible payment options, longer repayment periods and suitable interest rates and discounts in some other products to customers that utilize loans under the CIP umbrella.

Corporate and Commercial Banking

        Finansbank corporate and commercial banking activities include trade finance, traditional lending, project finance, cash management, corporate syndication and secondary market transactions, deposit taking and the issuance of certificated debt instruments. Corporate and commercial banking was the Bank's original focus area and now serves a large number of customers.

Corporate Banking

        Since its foundation, Finansbank focus on Corporate Banking continues to serve its customers with the approach of being a solution partner. Finansbank corporate banking activities aiming to establish long-term relationships with customers continue to develop tailor made solutions to its customers.

        Finansbank serves its corporate customers via four branches located in Istanbul and Ankara. It also has representative offices in Bursa, Izmir, Antalya and Adana. In line with the continuing increase in imports during 2013, Finansbank offered more diversified foreign trade products for the corporate segment. Large sized groups and multinational companies in Turkey were serviced under corporate banking.

        Within corporate banking, foreign trade volume is aimed to increase its diversity of the foreign trade products in corporate companies. Corporate Banking, focusing on relationship banking and value added approach has contributed to creating a stable customer profile.

Commercial Banking

        Commercial Banking serves customers that have an annual turnover between TL 20 million and TL 300 million. As at December 31, 2013 the number of active commercial business customers is 10,774. The goal of Commercial Banking is to achieve sustainable and profitable growth by understanding customer needs and providing tailor-made solutions.

        As at December 31, 2013 Commercial Banking provides services to its clients through a network of 67 branches and 16 regional offices with 350 dedicated sales employees. These branches are full service branches where retail and commercial customers are served together.

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

        As a major foreign currency generating industry, the contracting sector has been one of the focus sectors of corporate and commercial banking since Finansbank's establishment. As at December 31, 2013 loans to the contracting industry represents (16.7%) of Finansbank's total corporate and commercial loan portfolio, followed by textile and fabrics (8.1%), food, beverage and tobacco (7.8%), and energy (6.4%).

Project and Structured Finance Group

        Finansbank's Project and Structured Finance Group has taken an active role mainly as lead arranger in financing many important projects, including privatizations, acquisitions and infrastructure projects, which have contributed to the growth of the Turkish economy. The Project and Structured Finance Group prepares loan proposals and project evaluation reports including cash flow projections and manages the Credit Committee approval process. Once loans are approved, legal documentation and disbursement phases as well as the bank-to-bank relations are managed by the Project and Structured Finance Group. Throughout the maturity of all loans under its responsibility, the Project and Structured Finance Group performs the initial evaluation of all waiver/amendment requests before passing them along to the Credits Department should any formal approval be required.

Cash Management and Trade Finance

        Trade Finance functions of Finansbank have been merged under the Investment Banking and Cash Management Group in order to facilitate from one service point. The Cash Management and Trade Finance Department has focused on delivering tailor made, technology oriented and dynamic solutions in 2013 to increase market share in specialized products for financing commercial activities such as Direct Debit System ("DDS"), Checks and Trade Finance. In line with its strategy, the department has increased its DDS dealer network by 186.8%, expanded volume of other bank checks by 14.1%, reaching a market share of 4.3% (according to published statistical reports issued by Takasbank for the year ended December 31, 2013) and expanding volume of Finansbank checks by 24.0% to attain a market share of 6.7% (according to published statistical reports issued by Takasbank for the year ended December 31, 2013). The number of clients with automatic payment order has expanded by 54.9%. In addition, in 2013 Trade Finance volume has increased by 21.0%, increasing its market share to 4.0% (according to published reports issued by the Turkish Statistical Institute for the year ended December 31, 2013).

        E-Invoice has been another field on which Cash Management and Trade Finance Department has focused. In this context, a Finansbank subsidiary "eFinans" has been established in Cash Management and Trade Finance Department's leadership in September 2013, providing online solutions for banking facilities through e-Invoice filing, e-Ledger application and e-Trade portal. Finansbank is the first Turkish bank to launch a subsidiary. eFinans is planning to add e-Archive, e-Waybill and similar services in its portfolio. eFinans aims to be the market leader in value added electronic applications in line with its new world trade vision.

Finansbank Subsidiaries

        The most significant subsidiaries of Finansbank include the following:

  Finans Invest

        Finans Invest was established in December 1996 and began operations in January 1997. As an intermediary institution, Finans Invest provides a wide range of financial services to both individual and institutional investors, including investment counseling and brokerage services, portfolio management, intermediation of derivatives, leveraged transactions (such as foreign exchange, contracts for difference ("CFDs")), short selling and credit sale of capital markets instruments, fund investment services and corporate finance and international investment services.

        Under the Capital Markets Law, the activities of intermediary institutions are subject to respective licenses issued by CMB for a specific activity under the name of the intermediary institution. Currently,

Finans Invest is duly licensed for all capital markets activities. The company ranked eighth by volume of stocks traded on the Borsa Istanbul with a 3.39% market share, according to a breakdown of stock market transactions by Borsa Istanbul members, in the twelve months ended December 31, 2013. As at December 31, 2013, the total assets (before consolidation eliminations) of Finans Invest were TL 256 million (TL 267 million as at December 31, 2012) and its net profit for the twelve months ended December 31, 2013 was TL 1 million (TL 10 million for the year ended December 31, 2012).

  Finans Leasing

        Finans Leasing was established in 1990 and is listed on Borsa Istanbul. As at December 31, 2013, Finans Leasing has a market share of 5.1% with a total business volume of USD 358 million in the leasing sector in Turkey, according to the Turkish Leasing Association. Finans Leasing has a lease portfolio that is diversified across several industries, with its finance lease receivables distributed as at December 31, 2013 as follows: building and construction (27.1%); textile (16.3%); manufacturing (13.2%); health and social activities (7.3%); chemical (6.1%); printing (5.0%); mining and quarrying (3.9%); and wood and wood products (3.7%). As at December 31, 2013, the total assets of Finans Leasing were TL 1,679 million and its net income for the year ended December 31, 2013 was TL 42 million.

        On August 13, 2010, Finansbank concluded its tender offer for the disposal of Finans Leasing. As a result of the tender offer, the Bank acquired 27.3% of the share capital of Finans Leasing for TL 82 million. As at the date of this document, members of the NBG Group (including Finansbank) together own 98.9% of Finans Leasing.

        In 2013, in line with its strategy in 2012, Finans Leasing focused on small and medium-sized enterprises. As a result, while the number of contracts increased by 9.4% from 1,613 in 2012 to 1,764 in December 31, 2013, with the average contract size increasing by 2.7%.

  Finans Portfolio Management

        Finans Portfolio Management, which was established in September 2000, currently manages eight exchange traded funds, 13 mutual funds, nine pension funds, one fund of funds, one hedge fund and one investment trust portfolio. Finans Portfolio Management also manages discretionary portfolios for high net worth individuals and select institutional clients.

        As at December 31, 2013 the total assets of Finans Portfolio Management amounted to TL 14 million (TL 13 million as at December 31, 2012) and the net income for the year ended December 31, 2013 and 2012 was TL 1 million.

        Finans Portfolio Management's market share in mutual funds was 1.6% as at December 31, 2013. As at December 31, 2013 the company's assets under management was TL 1.1 billion.

  Finans Investment Trust

        Finans Investment Trust, established in 1995, is a closed-end investment company, managing portfolios composed of capital and money market instruments. Its shares have been traded on the Borsa Istanbul since 1996 and currently approximately 19% of its shares are publicly traded. As at December 31, 2013, Finans Investment Trust's total assets amounted to TL 20 million (TL 23 million as at December 31, 2012) and its net income/(loss) was TL (2) million (TL 4 million gain for the year ended December 31, 2012).

  Finans Factoring

        Finans Factoring was established in 2009. As at December 31, 2013, the total assets of Finans Factoring amounted to TL 536 million (TL 375 million as at December 31, 2012) and its net income was TL 2 million (TL 4 million for the year ended December 31, 2012). As at December 31, 2013, total factoring receivables for Finans Factoring amounted to TL 523 million compared to TL 369 million as at December 31, 2012. The distribution of factoring receivables by industry as at December 31, 2013 was as follows: oil products (22.2%); building and construction (18.3%); transportation and storage (17.4%); textiles (7.2%); and trade (4.3%).

  Finans Pension

        For information on Finans Pension see "—Insurance" below.

  Ibtech

        Ibtech was established in 2005 and is located in Istanbul. As at December 31, 2013, the total assets of Ibtech amounted to TL 28 million and the net income/(loss) was TL 4 million. Ibtech's focus is to design and enhance software such as Core Banking (Core Finans), credit cards, internet banking and to develop applications for the use of Finansbank.

  EFinans

        EFinans was established in 2013 to provide e-invoicing services and is 51.00% owned by the Finansbank. As at December 31, 2013, the total assets of EFinans amounted to TL 6 million.

  NBG Malta

        Finansbank (Malta) Ltd was established on June 30, 2005. Subsequent to its disposal from Finansbank to NBG (Malta) Holdings Ltd in 2009, Finansbank (Malta) Ltd was renamed to NBG Bank Malta Ltd effective on March 18, 2010.

        NBG Malta has attracted significant business volumes from Turkish corporates. During the third quarter of 2011, NBG Malta received the Investment Services License from the Maltese Financial Services Authority that has enabled NBG Malta to provide a full range of financial products and services to meet the constantly changing needs of corporate customers and private individuals. In 2013, the Bank acquired a portfolio of loans to Romanian companies and also granted loans to intragroup leasing companies in Romania, Serbia and Bulgaria.

        Selected financial information with respect to NBG Malta as at December 31, 2013 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,555	2,156
Net Loans	911	1,263
Total Deposits	895	1,241
Net Income	3	4

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

International

        The Bank's international operations (other than those in Turkey and Malta) include the Bank's branches in Egypt and Cyprus, as well as banking subsidiaries in seven countries. UBB in Bulgaria, Banca Romaneasca in Romania, Stopanska Banka in FYROM, Vojvodjanska in Serbia, NBG Cyprus in Cyprus, NBG Albania in Albania and SABA in South Africa, along with other subsidiaries, primarily in the leasing sector. Our international operations contributed EUR 290 million or 9.9% of net interest income before provisions for loan losses of the Group and accounted for EUR 9.5 billion or 8.9% of the Group's total assets as at and for the year ended December 31, 2013. Total gross loans were EUR 7.4 billion at December 31, 2013, a decrease of 4.2% from EUR 7.7 billion at December 31, 2012, whereas deposits (excluding interbank deposits) increased to EUR 6.5 billion at December 31, 2013, in comparison to EUR 6.2 billion at December 31, 2012.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2013, the Bank had 20 foreign branches in three countries, including one in the United Kingdom, one in Cyprus and 18 in Egypt. At December 31, 2013, net loans of the Bank's Cyprus and Egypt operations were EUR 267 million and EUR 75 million, respectively. The table below provides selected financial information of the Bank's foreign branches (excluding the United Kingdom branch) as at and for the year ended December 31, 2013:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	514	713
Net Loans	342	474
Total Deposits	283	393
Net Income	4	6

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and other international operations.

UBB

        UBB is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. The entity was acquired in 2000 and as at December 31, 2013 the Bank held a 99.91% interest in UBB. At December 31, 2013, UBB's distribution network included 199 units: 115 "Type 1" (retail business), 38 "Type 2" (retail and micro business), 18 "Type 3" (retail, micro and SME business), nine "Type 4" (SME business) and 19 offices and operated over 800 ATMs and over 10.9 thousand POS terminals in Bulgaria.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	3,437	4,767
Net Loans	2,167	3,006
Total Deposits	2,690	3,730
Net Income	10	14

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

Banca Romaneasca

        Banca Romaneasca is a commercial bank with headquarters in Bucharest providing a range of retail, SME and corporate banking services in Romania through its head office and through 115 banking units in Bucharest and other cities in Romania as at the end of 2013. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2013 held 99.28% of its share capital. On March 15, 2012, the Bank acquired 10.21% of Banca Romaneasca from the European Bank for Reconstruction and Development ("EBRD"), which was the second largest shareholder through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD, for a consideration of EUR 26 million.

        In 2010, in order to further enhance the financial services offered by the Group in Romania, NBG Factoring Romania IFN S.A. was established, with Banca Romaneasca holding 99.29% of its share capital. During 2012, a decision to transfer the activities of the entity to Banca Romaneasca was made. More specifically, the factoring activities are performed by Banca Romaneasca's Corporate Banking Unit. As a result, the procedure for the dissolution of the entity had commenced and was completed in December 2013.

        On October 19, 2012, Banca Romaneasca participated in the share capital increase of NBG Leasing IFN S.A., the Group's leasing subsidiary in Romania. Following the Bank's resignation from its pre-emptive right to participate in the share capital increase, Banca Romaneasca now has a controlling interest in the entity with its shareholding increased to 93.57%.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	2,093	2,902
Net Loans	1,493	2,071
Total Deposits	1,308	1,815
Net Loss	(14)	(20)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje that provides a wide range of retail and corporate banking services. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2013, held a 94.64% stake in it, while the remaining 5.36%, is held by other minority shareholders.

        Stopanska Banka operates the largest branch network in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2013, Stopanska Banka had 64 branches, and continues to strive to maintain its leadership position in e-banking within FYROM, including by promoting internet and mobile banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue to improve its loan portfolio by targeting high quality customers in the SMEs and large companies segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,287	1,785
Net Loans	797	1,105
Total Deposits	1,030	1,429
Net Income	20	28

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1 = EUR 0.721 as at April 30, 2014.

Vojvodjanska

        In December 2006, the Bank acquired a 99.40% stake in Vojvodjanska and in October 2007 became the sole shareholder. In February 2007, NBG's branch network in Serbia, NBG Beograd. Following relevant decisions of the shareholders' general assembly of Vojvodjanska and NBG Beograd, dated January 3, 2008, the latter was absorbed by the former and the merger was completed on February 14, 2008. As at December 31, 2013, Vojvodjanska's 109 branches serve over 1.2 million private accounts and around 100 thousand company accounts.

        Selected financial information with respect to Vojvodjanska as at December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,040	1,442
Net Loans	617	856
Total Deposits	744	1,032
Net Income	37	51

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had 13 branches, one satellite branch and one foreign exchange bureau as at December 31, 2013. Since 2011, NBG Cyprus operates, also, a representative office in Moscow. The bank provides a wide range of commercial and retail banking services, focusing on corporate lending and international business. During 2012 and 2013, NBG Cyprus enforced its updated risk management policies and processes, focusing in maintaining good asset quality and a strong capital base and also updated its framework of corporate governance, in alignment with regulatory requirements and Group guidelines.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,551	2,152
Net Loans	1,146	1,590
Total Deposits	1,402	1,944
Net Loss	(21)	(30)

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

NBG Albania

        NBG Albania, headquartered in Tirana, as at December 31, 2013, operates through a network of 27 branches and provides a wide range of commercial and retail banking services. Originally, the operations in Albania were in the form of a foreign branch network of NBG. As at July 1, 2012, following the approval of the general assembly of the entity, it became a subsidiary. Primarily, it used to lend to certain of the Bank's established Greek corporate clients operating in Albania and gradually started lending to local corporate clients with significant liquid assets as well as individuals, mainly focusing in the secured product of housing loans. During December 2012, NBG Albania proceeded with a share capital increase of EUR 3 million.

        Selected financial information with respect to NBG Albania as at and for the year ended December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	314	436
Net Loans	170	236
Total Deposits	245	340
Net Income	—	—

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

SABA

        SABA, which the Bank founded in 1947, has seven branches, primarily in urban centers, across South Africa. It generally offers traditional commercial and retail banking services, with particular emphasis however, on commercial banking services for the Medium Businesses and Small Corporates markets in South Africa. In December 2012, the entity proceeded with a share capital increase of ZAR 80 million.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2013, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	152	211
Net Loans	128	177
Total Deposits	132	183
Net Income	—	—

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at April 30, 2014.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary EH.

Ethniki Insurance Group

        EH offers a full range of products including life, accident and health insurance for individuals and groups, fire, catastrophe, motor, marine hull and cargo insurance, and general third party liability insurance.

        EH operates through a network of 13 branches, 170 sales bureaus, 2,404 tied agents and 1,517 independent insurance brokers, in addition to selling bancassurance products through the Bank's network and also by direct selling.

        Income from Insurance operations decreased to EUR 528 million in 2013, from EUR 595 million in 2012. In particular EH's property and casualty insurance businesses gross written premiums decreased to EUR 278 million for the year ended December 31, 2013, compared to EUR 330 million in 2012 while life insurance gross written premiums at the EH level reached EUR 248 million for the year ended December 31, 2013 compared to EUR 260 million in 2012.

        Bancassurance premiums for life and property & casualty insurance amounted to EUR 106 million and EUR 42 million, respectively, in 2013 compared to EUR 61 million and EUR 34 million, respectively for 2012. The reason for the fall in Bancassurance life insurance premiums in 2013 is the fact that the new "Ethniki Efapax" product launched has been classified as an investment product. Sales of this product amounted to EUR 64 million, bringing up total sales of Bancassurance life products to EUR 106 million. For more information on our bancassurance business, see "—Bancassurance" below.

        EH operates two subsidiaries in Cyprus in collaboration with NBG Cyprus which are active in both life and non-life insurance. EH also operates in Romania, where it holds a 94.96% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers consumer credit insurance and personal accident products through the network of four banks: Pireaus Bank Romania, Romextera, ATE Bank and Credit Europe.

        In Bulgaria, EH operates jointly with UBB and American Life Insurance Company, Inc.: UBB-ALICO Life Insurance Company Co. (life insurance) and jointly with UBB and AIG Central Europe & CIS Insurance Holding Corporation: UBB AIG Insurance Company A.D. (non-life insurance). These companies promote bancassurance products in the Bulgarian market. Additionally, in partnership with UBB, EH operates UBB Insurance Broker A.D. holding 20.00% of the share capital.

        National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the maritime and aviation insurance markets.

Bancassurance

        We offer the following bancassurance products through our insurance brokerage subsidiary NBG Bancassurance S.A. ("NBGB") and the Bank's extensive network in Greece.

  •
  Investment savings and retirement insurance products including single payment unit-linked investment insurance products and lump sum payment products, as well as products that can be converted into pension.

  •
  Life and Health protection insurance which provide a wide range of insurance coverage for medical services.

  •
  Motor insurance is offered in three predefined insurance packages (Classic Plus, Extra Plus and Premium Plus), which include insurance coverage for third-party liability coverage for vehicle damages and body injuries, uninsured motorists coverage, theft coverage, fire coverage, collision coverage.

  •
  Home insurance including coverage against fire, earthquake, flood and other similar risks, offered in two comprehensive insurance packages (Basic and Full). Content insurance coverage is offered as an option. The program is offered for both mortgaged and mortgage-free houses as well as for selected categories of offices and businesses.

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

Cigna Finans Pension

        Cigna Finans Pension was established in 2007. The operations of Cigna Finans Pension include providing life insurance services, establishing pension mutual funds and conducting private pensions. Cigna Finans Pension started operating in the life and personal accident insurance market in 2007 and in the private pension market in 2008, in each case after obtaining the requisite licenses and approvals.

        On October 31, 2012, Finansbank disposed of 51.0% of Cigna Finans Pension to Cigna Nederland Gamma B.V. for the cash amount of TL 202.9 million and also established an earn out structure of preference dividends paid to Finansbank. Currently Finansbank holds 49.0% of the shares of Cigna Finans Pension. Finansbank and Cigna Finans Pension also signed an exclusive agency agreement for a duration of 15 years that covers life insurance and pension products. Following the aforementioned transaction Cigna Finans Pension is accounted under the equity method.

        As at December 31, 2013, Cigna Finans Pension had established seven pension mutual funds and two group pension funds. As at December 31, 2013, the net assets of Cigna Finans Pension reached TL 69 million (TL 76 million as at December 31, 2012).

Other

Real Estate Management

        The Bank engages in real estate management activities, including warehousing and third-party property management. As at December 31, 2013, the Bank owned 1,577 real estate units, 1,059 of which were buildings and 447 were lands that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 71 units were acquired for its own business purposes. As at December 31, 2013, the carrying value of the 1,506 units that were acquired through foreclosure was EUR 86 million (2012: EUR 60 million). The Group reports these items in other assets, under the line "Assets acquired through foreclosure proceedings" and is currently actively marketing these properties for sale.

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

        NBG Pangaea REIC, NBG's real estate investment company, owned 252 properties with a net book value of EUR 420 million as at December 31, 2013. The fair value of the properties was EUR 932 million at December 31, 2013. The majority of the properties are currently being leased to the Bank under long term leases.

        On February 15, 2013, NBG Pangaea REIC proceeded, as part of its investment policy, with the acquisition of KARELA S.A., owner of an office property located in Paiania, Attica. The property is leased for the next 32 years with a guaranteed period of 10 years. The consideration paid amounted to EUR 56 million in cash.

        On December 30, 2013 the Bank, after having obtained the required approvals, sold and transferred to Invel Real Estate (Netherlands) II BV a 66% stake in NBG Pangaea REIC. Upon completion of the transaction NBG retained a 34% stake in NBG Pangaea REIC. Based on the accounting guidance of ACS 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ACS 360-20 "Real Estate Sales" the Bank continues to consolidate NBG Pangaea REIC and did not recognize any profit on the sale of 66% to Invel. The transaction was intended to further strengthen the Bank's capital position while facilitating the contemplated listing of NBG Pangaea REIC on the Athens Exchange in 2015 in compliance with applicable regulations. as per the provisions of the legal framework.

        On January 16, 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. ("HRADF"), it was launching an international open competitive process for an investor to participate in the proposed joint exploitation of assets of the NBG Group and the HRADF at the "Mikro Kavouri" peninsula of Vouliagmeni (the "Process"). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of the Bank's capital enhancement plan and reflects the overall strategic approach of the Bank in connection with the disposal of non-core participations of the Group.

        On November 26, 2013, the Bank announced that four investment groups submitted binding offers for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A, while on December 4, 2013, the Bank received the improved binding offers from all eligible interested parties as prescribed in the tender process. On December 9, 2013, following the unsealing of the financial offers, the Bank, in cooperation with HRADF, announced that JERMYN STREET REAL ESTATE FUND IV LP ("JERMYN") submitted the highest bid of EUR 400 million corresponding to 90.0% of the Astir Palace shares as these shares shall stand following completion of the transaction. The Bank, having obtained relevant written approval from the HFSF, announced on February 10, 2014 that JERMYN was nominated as the preferred investor for the Process. Approval by HRADF's board on the above nominations was also granted on February 13, 2014. Signing is expected to take place post clearance of the transaction by the Council of Audit. Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis) were reclassified in accordance with ASU 360-10-45-9 "Long lived assets classified as held for sale"

        In addition, Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank that is engaged in asset and liability management, including asset liquidation, managed 44 properties with an aggregate net book value of EUR 12 million as at December 31, 2013. Most of these properties have been bought from the Bank, which acquired them on realization of collateral under foreclosure procedures. In line with our strategy of streamlining our activities, we intend to continue to dispose of certain non-core real estate holdings through Ethniki Kefalaiou S.A. For the years ended December 31, 2012 and 2013, the proceeds from the disposal of land and buildings both by the Bank and by Ethniki Kefalaiou S.A. are NIL.

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

Exposure to European countries with significant economic and fiscal strains

        The tables below present the Group's exposure at December 31, 2013 to European countries (other than Greece) that are those receiving financial support from the Eurozone countries and/or the IMF, as well as those that have initiated severe austerity measures in an attempt to improve their fiscal budgets. The countries included in the tables are Cyprus, Ireland, Italy, Portugal, Spain and Hungary.

	Sovereign	Financial Institutions				Corporate Institutions				Retail
Country	Bonds	Money market placements	Bonds	Letters of credit	Letters of guarantee	Bonds	Loans	Letters of credit	Letters of guarantee	Loans	Total exposure
	(EUR in millions)
Cyprus	137	8	—	—	—	—	621	4	22	105	897
Ireland	26	—	—	—	—	—	—	—	—	—	26
Italy	71	13	6	1	26	9	3	—	—	—	129
Portugal	—	—	—	6	2	—	—	—	—	—	8
Spain	14	10	8	—	15	1	—	—	—	—	48
Hungary	7	—	—	—	—	—	21	—	—	—	28

	255	31	14	7	43	10	645	4	22	105	1,136

        Letters of credit and Letters of guarantee represent unfunded exposure and are summarized in the table below as at December 31, 2013:

Country	Unfunded exposure
(EUR in millions)
Cyprus	26
Italy	27
Portugal	8
Spain	15

76

        As at December 31, 2013, all Cypriot sovereign bonds and bonds issued by Cypriot financial institutions held by the Group and the Bank in the available-for-sale portfolio have been impaired to their fair value. Cypriot treasury bills of EUR 110 million held by our Cypriot subsidiary in the held-to-maturity portfolio at December 31, 2013 were not impaired and have been repaid in full in accordance with their contractual terms. No impairment has been recognized with respect to the remaining exposures shown above.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2013:

		December 31, 2013
Name		Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in millions)	(USD in millions)(2)
1.	Planet S.A.	Greece	36.99%	2	3
2.	UBB ALICO Life Insurance Company AD	Bulgaria	59.97%	5	7
3.	Eviop Tempo S.A.	Greece	21.21%	2	3
4.	UBB AIG Insurance Company AD	Bulgaria	59.97%	3	4
5.	Social Securities Funds Management S.A.	Greece	20.00%	1	1
6.	Drujestvo za Kasova Deinost A.D.	Bulgaria	19.98%	1	1
7.	Teiresias S.A.	Greece	39.93%	1	1
8.	Hellenic Spining Mills of Pella S.A.	Greece	20.89%	—	—
9.	Pyrrichos Real Estate S.A.	Greece	21.83%	—	—
10.	AKTOR Facility Management S.A.	Greece	35.00%	1	1
11.	Bantas A.S.	Turkey	31.60%	2	3
12.	Cigna Finans Pension	Turkey	46.46%	79	110
13.	NBG Funding Ltd.	U.K.	100.00%	10	14

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2013, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.721 as at Apr 30, 2014.

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

Recent Macroeconomic Developments

        Following the Hellenic Republic's sovereign debt crisis beginning in 2009 and the sharp deterioration in financial and macroeconomic conditions, a financial support mechanism was activated in May 2010, jointly supported by the IMF and Eurozone Member States with terms extending through 2015 conditioned on the implementation of a very demanding economic adjustment program (see Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis—Second Economic Adjustment Program, jointly supported by the IMF and the Member States of the Eurozone—The Program"). Following the government debt restructuring in February 2012, a second program of economic support for Greece (supported by the IMF and Eurozone, with terms extending through 2016), conditioned on the imposition of fiscal and structural adjustment policies. 2013 was the fourth year of an intensive adjustment of the Greek economy and an economic adjustment program aimed at eliminating the significant deficits in the government budget and the current account balance and addressing significant structural deficiencies in the Greek economy. The impact of the economic adjustment programs in terms of losses in production, employment and disposable income, has been very high by historical standards, as the existing structural inflexibilities and the short period over which the adjustment policies have been implemented have amplified the recessionary impact and social costs of the austerity measures.

        In 2013, adjustment policies began to bear fruit as a primary surplus of 1.9% of GDP in the general government budget (excluding banking system support costs according to the EL.STAT fiscal data release for 2013 submitted to Eurostat in April 2014)—a year earlier than the Program target. Moreover, a surplus of 0.7% of GDP has been registered in the current account balance of Greece's external transactions, for the first time in sixty years. The current account deficit in Greece's external transactions decreased by 15.6% of GDP between 2008 and 2013. Fiscal economic adjustment programs are based on a credible mix of permanent spending cuts which have more than compensated for the continuing—although declining—decreases in government revenue. A strong performance of the tourism sector, declining imports and steadily improving cost competitiveness, are the main drivers of the external adjustments. The general government deficit declined by 13.5% of GDP (EL.STAT. data) during the 2009 to 2013 period, while the general government primary deficit decreased by 12% of GDP (IMF Fiscal Monitor April 2014).

        The cyclically adjusted primary balance improved by more than 16% of GDP between 2009 and 2013, which is substantially higher than the European average.

        Moreover, notable progress in structural reforms was achieved between 2009 and 2013 especially in key areas such as the pension system, network industries and the labor market. These reforms are increasing the competitiveness of the economy—reversing much of the imbalances accumulated over the previous decade—and augmenting the credibility and the sustainability of Greek economic adjustment. The above developments contributed to a gradual recovery of economic sentiment and the establishment of investors' and markets' trust with respect to the growth potential and prospects of the Greek economy; indicatively, from the peak of the crisis in June 2012 to the end of 2013, the following developments occurred:

  (a)
  a rapid reduction of the spread between Greek and German ten-year bond by 1,800 basis points, to below 500 basis points (source: Bank of Greece, Bulletin of Conjunctural Indicators);

  (b)
  an increase in share values by 90%, as measured by the ATHEX Composite Index (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014);

  (c)
  an increase in total banking system deposits by 8.1% (EUR 14.2 billion) (source: Bank of Greece; Bulletin of Conjunctural Indicators, January-February 2014); and

  (d)
  a material reduction of the dependency of the Greek banks on funding from the Eurosystem (46.2%) (source: Bank of Greece, Eurosystem Financial Statement, June 2012).

        After six years of recession, the Greek economy has shown increasing signs of stabilization since late-2013. Between 2008 and 2013, the Greek economy had lost almost 25% of GDP (source: EL.STAT. Press Release, March 11, 2014), but is expected to start growing again in 2014. Annual GDP contraction in 2013 according to the relevant press release by EL.STAT. was slightly lower than stabilization program estimates ((3.9)% (source: EL.STAT. Press Release, March 11, 2014).

        Private consumption continued to decline ((6.0)% in 2013 compared to (9.3)% in 2012 according to EL.STAT. data (source: EL.STAT. Press Release, March 11, 2014), which reflects the combined impact of a wage adjustment of (6.9)% and an employment contraction of (3.9)% in 2013 (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014), compounded by declining levels of real estate wealth (with house prices being 34.0% lower in December 2013 than their peak in 2008) (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014). On the other hand, business conditions have improved gradually (Source: Bank of Greece, European Commission and Markit surveys), especially in tourism-related services sectors, and capacity utilization rates in export-oriented industrial sectors are gradually returning to their long-term averages. However, a broader-based recovery in business investment is restrained by the liquidity conditions, which remain tight despite the notable acceleration in the clearance of government arrears to the private sector and the timely implementation of the public investment program.

        Net exports have added 2.1% in real GDP growth in 2013 (source: EL.STAT. Press Release, March 11, 2014), on the back of a further decline in imports ((5.3)% in 2013 compared to 2012

(source: EL.STAT. Press Release, March 11, 2014), and strong tourism service exports. Total exports increased by only 2% compared to 2012 (source: EL.STAT. Press Release, March 11, 2014), in constant terms, reflecting a stagnation of merchandise exports against a backdrop of weak economic conditions in the Eurozone.

        Labor market conditions remained challenging, despite the notable slowing in the annual pace of employment decline (2.5)% (source: EL.STAT Press Release, March 11, 2014) in the fourth quarter of 2013 (versus (4.5)% in the first nine months of 2013 compared to the same period in 2012 (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014). Against this backdrop, the unemployment rate increased to a 45-year high of 27.4% in the fourth quarter of 2013 (source: EL.STAT. Press Release, March 11, 2014), amplifying the tensions on household and corporate balance sheets, while youth unemployment reached 58%, the highest in the Eurozone (source: EL.STAT. Press Release, March 11, 2014). On a positive note, the sharp and sustained decline in activity and unit labor costs (a decline of 6.4% from 2012 to 2013 and a decline of 13.1% cumulatively from their peak in 2009) and a decrease in normal labor cost, decreasing by approximately 17% since 2009, has resulted in disinflationary trends in the economy, with headline inflation falling in 2013 (a decline of 0.9% from 2012 to 2013 and a decline of 0.6% in 2014 compared to 2013) (source: European Commission, European Economic Forecast, Winter 2014). This trend is supported by the continuing transmission of wage adjustment to final prices in labor intensive sectors, compounded by increasing evidence of sustainable gains in cost efficiency in the goods producing sector, especially in segments where the adjustment in domestic demand is severe, for example consumer durables. Reforms in the labor market have resulted in a 22% reduction in minimum wage levels (32% for young workers) and a new minimum wage setting mechanism. In the public sector, the average salary declined by 23% between 2010 and 2012 (source: Bank of Greece, Governor's Report for 2013).

        Liquidity conditions in the economy remained tight. Banks continue to deleverage, with business and household lending declining by 5.0% and 3.5%, respectively, in 2013 compared to 2012 (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014), and the peak-to-date adjustment in outstanding private-sector credit in gross terms amounting to (13.5)% since 2009, and declining by 24.5% on a net of provisions basis during the same period (source: Bank of Greece, Bulletin of Conjunctural Indicators (Monthly Report)).

        Significant progress has been made to improving the business environment and tackling structural deficiencies in the economy as exemplified by Greece's ranking in international surveys of business environment as the Organisation for Economic Co-operation and Development ("OECD") "Going for growth" survey of progress in structural reforms. Similarly significant improvement has been recorded in the ranking of the "Doing Business Index" comprised by the World Bank, with Greece reaching the 72nd position from 78th in 2012 due to the simplification of the process of establishing new businesses and the elimination of required minimum capital. At the same time, significant legislation came into force to rationalize the operation, and reduce the size, of the Government and to improve fiscal management and effective cost control.

        The Greek economy is currently at a crucial point; its transition to a new development model is being effected, so that the production of internationally tradable products and services is emphasized. The viability of the fiscal plan depends on the implementation of the structural and fiscal reforms, as well as the fast recovery of financial institutions and return of financial transactions. The successful implementation of the economic adjustment programs agreed between the Greek government, the ECB, the EU and IMF constitute a crucial factor for the recovery of the Greek economy. Political stability is crucial as well, since a potential breakup of the Greek governmental coalition, or the disturbance of Greece's social and political environment, may create significant risks to the implementation of the economic adjustment programs.

        The IMF expects Greece to have a primary surplus of 1.5% in 2014 (source: IMF, Fiscal Monitor, April 2014), which is expected to be the first year of a positive change of Greek GDP following the six-year recession. The improvement is expected to be mainly based on: (a) the deceleration of the reductions in real available income and consumption; (b) the positive contribution of the foreign demand, supported by product and tourism services exports; (c) the exploitation of EU and EIB restructuring funds to fund infrastructure investments and small and medium size businesses; (d) the acceleration of privatizations; and (e) the small increase of business investments in construction, except for residences, based on an improvement in the investment demand indices. The positive trends in economic activity internationally, and especially in the Eurozone, is expected to benefit the Greek economy in 2014. Eurozone economies are expected to register positive growth of the order of 1.2% in 2014 following a recession of (0.4)% in 2013 (source: European Commission European Economic Forecast Winter 2014). Monetary policy is expected to remain accommodative, with interest rates remaining at historically low levels, and it is expected to be increasing probable that the ECB will use monetary-easing measures that will involve purchases of sovereign or private sector's financial securities (source: ECB, President of the ECB, Introductory statement to the press conference on monetary policy decisions, April 2014).

  BlackRock

        In July 2013, the Bank of Greece engaged BlackRock, a U.S.-based investment, advisory and risk management company, to conduct an independent diagnostic study on the loan portfolios of the Greek commercial banks, including the Bank, in accordance with the commitment undertaken by the Bank of Greece under the Program. The study was similar in scale to BlackRock's 2012 diagnostic exercise of Greek systemic banks' loan portfolios.

  Methodology

        BlackRock's diagnostic assessment comprised four workstreams (namely, Asset Quality Review, Credit Loss Projections, Troubled Assets Review and Foreign Loan Book) and was conducted on June 30, 2013 balances, utilizing assumptions and estimations based upon publicly available information as of the fourth quarter in 2013. In contrast to the mandate received in connection with its 2011 diagnostic exercise, BlackRock was directed to use data from a wider variety of sources and extend the scope of its review, including conducting a diagnostic assessment of seven smaller Greek banks in addition to the four systemic banks that were originally assessed with their Greek and foreign banking subsidiaries). The Bank of Greece sought to align BlackRock's methodology with the anticipated methodologies of the ECB, which began collection information for its asset quality review of banks within the European Union as a part of its comprehensive assessment. BlackRock expanded the scope and methodology of its review by, among other things:

  •
  Interviewing bank officials and completing a comprehensive re-underwriting for a sample of 128 large corporate borrowers, representing 37% of the total large corporate borrowers' balances in connection with its Asset Quality Review assessment;

  •
  Developing tailor-made econometric models for each loan portfolio, incorporating the findings generated by the expanded scope of the ongoing asset quality and troubled assets reviews in connection with its Credit Loss Projections ("CLPs") assessment;

  •
  Participating in due diligence meetings, performing sample-based loan file reviews and conducting on-site visits in connection with its Troubled Assets Review assessment; and

  •
  Reviewing collateral valuations and providing an independent reasonability assessment on credit risk parameters in connection with its Foreign Loan Book assessment.

        BlackRock completed its diagnostic assessment at the beginning of 2014 and drew conclusions as to the CLPs in either a three-and-a-half-year period or during the receivables' portfolio life under two scenarios, one baseline and one adverse. With respect to the Bank, BlackRock estimated three-and-a-half-year CLPs of EUR 5.2 billion (baseline scenario) and EUR 6.2 billion (adverse scenario) and estimated lifetime CLPs of EUR 8.4 billion (baseline scenario) and EUR 11.2 billion (adverse scenario) for the Bank's Greek loans.

  Capital Needs Assessment

        In March 2014, in the context of the Bank of Greece's 2014 Stress Tests, the Bank of Greece disclosed BlackRock's report, together with the Bank of Greece's detailed findings of the capital needs of each bank. This 2014 Stress Test was conducted in the last quarter of 2013 and was based on the banks' financial data as of June 30, 2013. The key drivers of the capital requirements were CLPs on total loans granted in Greece and abroad and estimated pre-provision income of the banks, based on what the Bank of Greece expressed to be a conservative adjustment of restructuring plans submitted by the Greek banks to the Bank of Greece. The capital needs of all Greek banks were estimated on the basis of the baseline scenario at EUR 6.4 billion and on the basis of the adverse scenario at EUR 9.4 billion. The Bank of Greece determined the capital needs of the Bank, under the baseline and adverse scenarios, in a three-and-half-year period, amounted to EUR 2.2 billion and EUR 2.5 billion, respectively. BlackRock estimated that the Bank's lifetime CLPs as a percentage of Greek loan balances as at June 30, 2013, in the baseline scenario, was 18.1%. The CLP for Greek risk, at EUR 8.7 billion, had a coverage ratio of 73.7% as at June 30, 2014, based on a stock of provisions of EUR 6.5 billion as at the same date.

        The Bank of Greece used the CLPs calculated in BlackRock's diagnostic assessment to determine the capital needs of the banks subject to the stress test. As a prudential measure, the Bank of Greece adopted what it has indicated is a conservative stance with respect to provisions, requiring that Greek banks, including the Bank, maintain provisions at the end of 2016 sufficient to cover (i) at least 95% of the lifetime losses estimated by BlackRock under the baseline scenario and 85% of the losses estimated under the adverse scenario and (ii) at least 52% of the NPLs estimated by BlackRock as at the end of the three-and-a-half-year period under the baseline scenario.

        In addition, in relation to DTA, the Bank of Greece maintained its prudential approach consistent with the methodologies it utilized in its 2011 diagnostic assessment, capping existing DTA at 20% of total Core Tier 1 capital and assuming no new DTA creation during the stress test period.

        The Bank of Greece estimated the Bank's internal capital generation over the period June 2013 to December 2016, in the baseline scenario, at EUR 1.5 billion (source: Bank of Greece press release published March 6, 2014).

        The Bank presented its capital plan to the Bank of Greece and was approved by the Bank of Greece on April 11, 2014.

The Banking Services Sector in Greece

        As at December 2013, the date of the most recent available information from the Bank of Greece, there were 41 banks in Greece: 11 Greek commercial banks, 10 cooperative banks and 20 foreign banks (including branches of Citibank, HSBC Bank and RBS), as well as one specialized credit institution (source: Bank of Greece site, Statistics, List of MFIs).

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

        As at the date hereof, there are five banks in which the Hellenic Republic and the HFSF participate under the Hellenic Republic Support Plan and the recapitalization framework of Greek law 3864/2010, respectively: Attica Bank SA, Eurobank Ergasias S.A., National Bank of Greece S.A., Piraeus Bank S.A. and Alpha Bank A.E. The Greek banking sector experienced consolidation in 2012 and 2013. In July 2012, Piraeus Bank absorbed the healthy part of ATE Bank, which was controlled by the Hellenic Republic following its resolution (source: Piraeus Bank press release on July 27, 2012). In 2013, Alpha Bank acquired Emporiki Bank from Crédit Agricole (source: Alpha Bank press release on October 17, 2012), and in December 2012, Piraeus Bank acquired a 99.08% stake in General Bank from Société Générale (source: Piraeus Bank press releases on December 14, 2012 and March 1, 2013). In March 2013, Piraeus Bank also acquired all of the Greek deposits, loans and branches of Bank of Cyprus, Cyprus Popular Bank ("CPB") and Hellenic Bank, including loans and deposits of their Greek subsidiaries (leasing, factoring and the Investment Bank of Greece) (source: Piraeus Bank press release on March 26, 2013). In April 2013, Piraeus Bank fully acquired Millennium Bank (Source: Piraeus Bank press release on April 22, 2013) and Banco Comercial Portugues participated in the share capital increase of Piraeus Bank. In July 2013, Eurobank acquired 100% of new Hellenic Postbank and 100% of New Proton Bank (Source: Eurobank press release dated July 15, 2013). Lastly, in July 2013, NBG acquired the healthy parts of First Business Bank and Probank. In December 2013, Alpha Bank undertook the deposits of three cooperative banks, namely, cooperative banks of Western Macedonia, Dodecanese and Evia (Source: Alpha press release dated December 8, 2013).

Foreign Banks

        In December 2013, according to data published by the Bank of Greece, there were 20 foreign owned or incorporated banks that were established in the Greek banking market (including branches of Bank of Cyprus, CPB and Hellenic Bank). In March 2013 Piraeus Bank signed an agreement to acquire the operations of the three Cypriot banks in Greece, further reducing the number of foreign banks in the country. The majority of foreign banks operating in Greece have little presence in retail banking services.

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

Non-Banking Institutions

        Since April 2002, Greek law allows non-banking institutions that are licensed by the Bank of Greece to extend consumer credit or loan facilities. These institutions are in direct competition with universal banks in the consumer credit sector.

(1)
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country.

The Macroeconomic Environment and the Banking Services Sector in SEE-5 and Turkey(1)

        In 2013, the macroeconomic picture is estimated to have improved in SEE-5 while it remained mixed in Turkey.

        In 2013, growth accelerated significantly in Turkey, and banking sector performance remained strong. However, external imbalances worsened. The significant economic rebound was driven by strengthening domestic demand, despite tight liquidity conditions, as the authorities took measures to contain credit activity growth at 15% and to limit surging foreign capital inflows in order to avoid financial instability. As a result, real GDP accelerated to 4% on a year-on-year basis ("y-o-y") in 2013 from 2.1% in 2012. The current account deficit, however, increased to 7.9% of GDP in 2013 from 6.2% in 2012. The widening of the current account in 2013 was driven mainly by a temporary deterioration of the gold trade balance. Household wealth and leverage have been increasing over the period of 2006 to 2013, based on BRSA and IMF data, measured by GDP per capita and household liabilities as a percentage of GDP.

        Against a backdrop of strong economic growth and despite tight liquidity conditions, the Turkish banking sector's strong fundamentals improved somewhat and its performance remained impressive. Specifically, the return on average equity ratio stood at 14.2% in 2013, slightly lower than the 2012 outcome of 15.7%, the non-accruing loans-to-total loans ratio receded to 2.8% in December 2013 from 2.9% in December 2012, and the capital adequacy ratio remained robust at 15.3% in December 2013, down from 17.8% in December 2012, due to a significant increase in credit activity (up 32.2% y-o-y in December 2013 from 15.3% y-o-y in December 2012), but remained well above the statutory threshold of 8.0%.

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

        In SEE-5, economic activity accelerated, external imbalances receded, and the banking sector performance improved. The strong growth performance and the external balance adjustment were driven by strong external demand. Indeed, exports significantly increased in the first 11 months of 2013, on the back, inter alia, of increasing penetration in non-EU fast-growing regions, broadening export base (especially in the automotive sector, which accounts currently for 40% of exports of goods in the largest SEE-5 economy, Romania), and, to a lesser extent, the ongoing slow recovery in the region's main trading partner, the Eurozone. Subdued domestic demand contributed to the reduction of external imbalances, reflecting, inter alia, lower foreign capital inflows and weak credit activity, on the back of limited financing of the primarily foreign-owned banking sector by parent banks and bank tighter credit standards. As a result, real GDP in SEE-5 accelerated to 2.2% y-o-y in the first three quarters of 2013 from 0.3% in 2012, and the adjustment in external imbalances, which began in 2009, gained traction, with the current account deficit moderating to a low of 1.7% of GDP (on a 12-month rolling basis) in November 2013 from 4.9% of GDP in December 2012 and an all-time high of 15% of GDP in 2008.

        Amid a more favorable operating environment, the SEE-5 banking sector's fundamentals strengthened and its performance improved. In particular: the bottom line was positive in the first three quarters of 2013, standing at an estimated EUR 716 million compared with a mild loss of EUR 76 million in 2012; the pace of creation of non-performing loans began a downward trend, with the ratio of problematic loans to total gross loans deteriorating at a slower pace, ranging between 11.6% (FYROM) and 24.3% (Albania) in September against 10.5% (FYROM) and 22.8% (Albania) in December 2012; and the capital adequacy ratio remained broadly stable at comfortable levels, ranging between 13.9% (Romania) and 19.9% (Serbia) in September against 14.9% (Romania) and 19.9% (Serbia) in December 2012.

Regulation and Supervision of Banks in Greece

The Regulatory Framework

        NBG Group is subject to financial services laws, regulations, administrative actions and policies in each of the jurisdictions in which it operates, particularly in Greece.

        The Bank of Greece is the central bank in Greece. It is responsible for the licensing and supervision of credit institutions in Greece, in accordance with: Greek Law 4261/2014 on access to the activity and the prudential supervision of credit institutions; Greek Law 3746/2009 on the Greek deposit and investment guarantee fund; Greek Law 3691/2008 on anti-money laundering provisions; and Greek Law 3862/2010 on payment services and banks and other relevant laws of Greece, each as amended and in force. In addition, in accordance with Greek Law 1266/1982 on organizations exercising monetary, credit and currency policy, the Bank of Greece has certain other regulatory powers.

        The ECB is the central bank for the euro and administers the monetary policy of the Eurozone. With the goal of establishing a single supervisory mechanism to oversee and unify credit institutions in the Eurozone, Regulation No. 1024/2013/EC, adopted on October 15, 2013, confers on the ECB specific supervisory responsibilities over credit institutions in the Eurozone. The ECB will fully assume the following supervisory responsibilities, among others, on November 4, 2014 (subject to implementation arrangements and measures set forth in article 33(2) of Regulation No. 1024/2013/EC):

  •
  to grant and revoke authorizations regarding credit institutions;

  •
  with respect to credit institutions establishing a branch or providing cross border services in EU Member States that are not part of the Eurozone, to carry out the tasks of the competent authority of the home Member State;

  •
  to assess notifications regarding the acquisition and disposal of qualifying holdings in credit institutions;

  •
  to ensure compliance with respect to provisions regarding requirements on securitization, large exposure limits, liquidity, leverage, as well as on the reporting and public disclosure of information on those matters;

  •
  to ensure compliance with respect to corporate governance, including requirements on credit institutions, risk management processes, internal control mechanisms, remuneration policies and practices and effective internal capital adequacy assessment processes (including internal ratings based models);

  •
  to carry out supervisory reviews, including, where appropriate and in coordination with the EBA, stress tests and supervisory reviews to impose specific additional own funds requirements, specific publication requirements, specific liquidity requirements and other measures;

  •
  to supervise the credit institutions on a consolidated group basis, extending supervision over parent entities established in one of the EU Member States; and

  •
  to carry out supervisory tasks in relation to recovery plans, provide early intervention where a credit institution or group does not meet or is likely to breach the applicable prudential requirements and, only in the cases explicitly permitted under law, implement structural changes to prevent financial stress or failure, excluding any resolution powers.

        The ECB and the national central banks together constitute the Eurosystem, the central banking system of the Eurozone. The ECB will exercise its supervisory responsibilities in cooperation with the national banks in the various Member States. As such, in Greece, the ECB cooperates with the Bank of Greece.

        The operation and supervision of credit institutions within the EU is governed by Directive 2013/36/EU (on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (which sets forth the terms of CRD IV)) and Regulation No 575/2013/EC (on prudential requirements for credit institutions and investment firms that form the legal framework governing banking activities, the supervisory framework and the prudential rules for credit institutions and investment firms). Directive 2013/36/EU was transposed into Greek law by Greek law 4261/2014 and is applicable from January 1, 2014, although certain provisions (including provisions relating to the requirements to maintain a capital conservation buffer and an institution-specific countercyclical capital buffer, the global and other systematically important institutions, the recognition of a systemic risk buffer rate, the setting of countercyclical buffer rates, the recognition of countercyclical buffer rates in excess of 2.5%, the decision by designated authorities on third country countercyclical buffer rates, the calculation of institution-specific countercyclical capital buffer rates and restrictions on distributions) shall enter into force from January 1, 2016. In addition, certain provisions related to administrative penalties and other administrative measures imposed by the Bank of Greece entered into force from May 5, 2014. Regulation No. 575/2013 is directly applicable from January 1, 2014, with the exception of certain of its provisions related to the derogation to the application of the liquidity requirements on an individual basis, the disclosure of leverage ratios and stable funding, which shall enter into force from January 1, 2015 and January 1, 2016, respectively, as applicable.

        According to article 166 of Greek law 4261/2014, regulatory acts issued under Greek law 3601/2007 (which is replaced in its entirety by Greek law 4261/2014) will remain in force, to the extent that they are not contrary to the provisions of Greek law 4261/2014 or Regulation 575/2013, until replaced by new regulatory acts issued under Greek law 4261/2014.

        Under the current regulatory framework, credit institutions operating in Greece are required to:

  •
  Observe the liquidity ratios prescribed by Regulation No. 575/2013/EC and Bank of Greece Governor Act 2595/2007. To the extent permitted by Regulation No. 575/2013/EC, certain current Greek laws may still apply in the interim transition period (such laws comprising Bank of Greece Governor's Acts 2588/2007, 2589/2007, 2590/2007, 2592/2007, 2592/2007, 2594/2007, 2630/2010, 2631/2010, 2634/2010, 2635/2010, 2645/2011, 2646/2011, 2661/2012 and 2664/2012 and Decisions No. 7/10.1.2013, 13/28.3.2013 and 36/23.12.2013 of the Executive Committee of the Bank of Greece, each as in force);

  •
  Maintain efficient internal audit, compliance and risk management systems and procedures ("Internal Control System" or "ICS") (Bank of Greece Governor Act No. 2577/2006, as supplemented and amended by subsequent decisions of the Governor of the Bank of Greece and of the Banking and Credit Committee of the Bank of Greece). The Monitoring Trustee mandate and the Relationship Framework Agreement also include provisions regarding the maintenance of such ICS;

  •
  Submit to the Bank of Greece periodic reports and statements required under Bank of Greece Governor Act No. 2651/2012, as amended by Decision No. 95/10/22.11.2013 of the Credit and Insurance Committee;

  •
  Disclose data regarding the credit institution's financial position and the risk management policy;

  •
  Provide the Bank of Greece with such further information as it may require;

  •
  In connection with certain operations or activities, notify or request the prior approval of the Bank of Greece, in each case in accordance with the applicable laws of Greece and the relevant acts, decisions and circulars of the Bank of Greece; and

  •
  Permit the Bank of Greece to conduct audits and inspect books and records of the credit institution, in accordance with Greek law (including Greek Law 4261/2014) and certain Bank of Greece Governor's Acts.

        If a credit institution breaches any law or a regulation falling within the scope of the supervisory power attributed to the Bank of Greece, the Bank of Greece is empowered to:

  •
  Require the relevant bank to take appropriate measures to remedy the breach;

  •
  Impose fines (article 55A of the Articles of Association of the Bank of Greece, as amended by Bank of Greece Governor Act No. 2602/2008);

  •
  Appoint a commissioner;

  •
  Revoke the license of the bank where the breach cannot be remedied; and

  •
  Where deemed appropriate, implement the measures provided for in articles 136-147 of Greek Law 4261/2014, as currently applicable. In particular, the Bank of Greece is empowered to:

  •
  Require any bank actually or potentially failing to comply with the requirements set out by the law and/or the relevant decisions of the Bank of Greece to take any necessary actions or resolution measures at an earlier stage. In this context and, in addition to other measures already provided for in Greek Law 4261/2014 (such as prohibitions or restrictions on dividends), the Bank of Greece may itself prepare a resolution plan for the bank or require the bank to proceed with a share capital increase or seek the prior approval of the Bank of Greece for future transactions that the Bank of Greece finds might be detrimental to the solvency of the bank. The Bank of Greece may require the bank to draft and submit a recovery plan, even if there is no actual or potential failing of the bank to comply with the requirements set out by Greek Law 4261/2014 and/or the relevant decisions of the Bank of Greece;

  •
  Appoint a commissioner to a bank for a period of up to 12 months. This period may be extended by up to six months by decision of the Bank of Greece. The commissioner will assess the bank's situation and take any necessary next steps, for example preparing the bank for any resolution measures or placing it into special liquidation. The commissioner will be subject to the oversight of the Bank of Greece;

  •
  Extend by up to 20 days the period established after the commissioner' s appointment for the bank to comply with some or all of its various obligations, if the bank's liquidity has been significantly reduced such that its own funds are insufficient to establish compliance during that initial period. The 20-day period may be further extended by 10 days by decision of the Bank of Greece.

  •
  Commence certain resolution measures to ensure the financial stability of, and strengthen public confidence in, the Greek financial system. In particular, the Bank of Greece may: (a) instruct the commissioner to proceed with a share capital increase by some specified time, with the negation of any preemptive rights of the existing shareholders; (b) compel the bank to transfer certain assets and liabilities to another bank or entity; (c) recommend that the Greek Minister of Finance establish a transitional bank on public interest grounds, to which all or part of the assets and liabilities of the bank will be transferred. The share capital of the transitional bank will be fully paid by the HFSF, and the transitional bank will be subject to the control of the HFSF (pursuant to the provisions of Greek Law 3864/2010) and, if the HFSF ceases to exist, of the Hellenic Republic. The transitional bank may operate for a maximum period of two years, unless it is extended for two additional years by decision of the Minister of Finance, following a recommendation by the Bank of Greece.

    •
    Appoint a special liquidator to manage the bank, if the bank's license has been withdrawn. The Credit and Insurance Committee of the Bank of Greece, through its Decision No. 21/2/4.11.2011 has issued a regulation for the special liquidation of banks (Government Gazette Issue 2498/4.11.2011), as amended, which contain provisions regarding the liquidation of a bank.

        More specifically, the circumstances under which the Bank of Greece may implement resolution measures with respect to any given credit institution under Greek Law 4261/2014 include, among others, the following:

  •
  if the bank fails or refuses to increase its Tier I capital, or impedes the Bank of Greece in its oversight role in any way;

  •
  if the bank commits serious or repetitive violations of Greek Law 4261/2014 or Bank of Greece decisions, or if there are doubts with respect to the sound and prudent management of the bank, such that its solvency, the interests of depositors or the overall financial stability or public confidence in the Greek financial system are put at risk;

  •
  if the bank has inadequate Tier I capital or is unable to service its obligations (and particularly to secure depositors' and creditors' fund);

  •
  if necessary for the protection of public confidence, particularly depositors, in the stability and proper operation of the Greek financial system;

  •
  if necessary for the reduction of systemic risk or prevention of situations that might destabilize the Greek financial system, taking into account any prevailing bank and interbank market conditions; and

  •
  if necessary for the stabilization of a credit institution or the prevention of the financial instability of a credit institution for the sake of systemic stability.

        If the Bank of Greece concludes that any of the above circumstances have been met with respect to a particular credit institution, it must notify the HFSF and provide the HFSF with information about the financial situation of the credit institution, along with any other information that the HFSF may need in order to apply any resolution measures. Following the implementation of any resolution measures, shareholders or creditors of the bank who believe that their financial position has deteriorated as a result of the resolution measures may request compensation from the Hellenic Republic, in an amount that would restore them to the financial position they would have been in if a special liquidation had taken place.

        The regulatory framework has been affected by the establishment of the HFSF and the recapitalization framework (see Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis").

Guidelines for Capital Requirements

        In June 2006 the Basel Committee issued a revised capital adequacy framework and final proposals on capital standards, known as "Basel II". Basel II promotes the adoption of certain enhanced risk management practices. It introduces conceptually sound approaches for the calculation of capital requirements that take into account the sophistication of risk management systems and methodologies applied by credit institutions.

        The Basel II framework was implemented in the EU in June 2006 by means of EU Directives 2006/48 and 2006/49 ("CRD I"). These EU directives were transposed in Greece in August 2007 by means of Greek Law 3601/2007. Following the adoption of Greek Law 3601/2007 on August 20, 2007, the Governor of the Bank of Greece issued Governor's Acts relating to the implementation of Basel II. These Governor's Acts took effect on January 1, 2008.

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

        In 2009, Directive 2009/111/EC of the European Parliament and of the Council, and Directives 2009/27/EC and 2009/83/EC ("CRD II") as regards technical provisions concerning risk management were adopted. EU Directives 2009/27/EC and 2009/83/EC were transposed into Greek law with effect from December 31, 2010 by means of Bank of Greece Governor's Acts 2634/29.10.2010, 2631/29.10.2010 and 2632/29.10.2010, while EU Directive 2009/111/EC was transposed into Greek law by means of Greek Law 4021/2011, amending Greek Law 3601/2007, with effect from October 3, 2011.

        On November 24, 2010, EU Directive 2010/76/EC ("CRD III") was issued amending Directives 2006/48/EC and 2006/49/EC as regards capital requirements for the trading book and for re-securitizations, and the supervisory review of remuneration policies.

        In December 2010, the Basel Committee issued two prudential framework documents ("Basel III: A global regulatory framework for more resilient credit institutions and banking systems", December 2010 and "Basel III: International framework for liquidity risk measurement, standards and monitoring", December 2010) which contain the Basel III capital and liquidity reform package ("Basel III"). The Basel III documents were revised in June 2011. The Basel III framework has been implemented in the EU through new banking regulations adopted on June 26, 2013: Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the "CRD IV Directive"), which has been transposed into Greek law by virtue of Greek Law 4261/2014, and Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms (the "CRD IV Regulation" and together with the CRD IV Directive, "CRD IV"). Full implementation began on January 1, 2014, with particular elements being phased in over a period of time (the requirements will be largely fully effective by 2019 and some minor transitional provisions provide for the phase-in until 2024) but it is possible that in practice implementation under national laws may be delayed until after such date.

        Some major points of the new framework include:

  •
  Quality and Quantity of Capital.  CRD IV revised the definition of regulatory capital and its components at each level. It also proposed a minimum Common Equity Tier I Ratio of 4.5% and Tier I Ratio of 6.0%, and introduced a requirement for non-Core Tier I and Tier II capital instruments to have a mechanism that requires them to be written off on the occurrence of a bail-in of the institution, which would apply to internationally active credit institutions;

  •
  Capital Conservation Buffer.  In addition to the minimum Common Equity Tier I Ratio and Tier I Ratio, credit institutions will be required to hold an additional buffer of 2.5% of common equity as capital conservation buffer. Depletion of the capital conservation buffer will trigger limitations on dividends, distributions on capital instruments and compensation and it is designed to absorb losses in stress periods;

  •
  Systemic Risk Buffer.  According to CRD IV, Member States may require the creation of a buffer against systemic risk in the financial sector or subsets thereof, in order to prevent and mitigate long-term non-cyclical systemic or macroprudential risks not covered by the Capital Requirements Regulation, in the meaning of a risk of disruption to the financial system with the potential to have serious negative consequences to the financial system and the real economy in the relevant Member State. The buffer may vary from 1% to 5% and is constituted by CET I elements;

  •
  Deductions from Common Equity Tier I.  CRD IV revises the definition of items that should be deducted from regulatory capital. In addition, most of the items that are now required to be deducted from regulatory capital will be deducted in whole from the Common Equity Tier I component;

  •
  A Grandfathering Period for Existing Non-Common Equity Tier I and Tier II.  Capital instruments that no longer qualify as non-common equity Tier I capital or Tier II capital will be phased out over a period beginning January 1, 2013 and ending December 31, 2021. The regulatory recognition of capital instruments qualifying as own funds until December 31, 2011 will be reduced by a specific percentage in subsequent years. Step-up instruments will be phased out at their effective maturity date (i.e., their call and step-up date) if the instruments do not meet the new criteria for inclusion in Tier I or Tier II. Existing public sector capital injections will be grandfathered until December 31, 2017;

  •
  No Grandfathering for Instruments issued after January 1, 2012.  Only those instruments issued before December 31, 2011 will likely qualify for the transition arrangements discussed above;

  •
  Countercyclical Buffer.  To protect the banking sector from excess aggregate credit growth, CRD IV gives Member States the right to require an additional buffer of 0-2.5% of Common Equity Tier I, to be imposed during periods of excess credit growth, according to national circumstances. The countercyclical buffer, when in effect, will be introduced as an extension of the conservation buffer range;

  •
  Central Counterparties.  To address the systemic risk arising from the interconnectedness of credit institutions and other financial institutions through the derivatives markets, the Basel Committee is supporting the efforts of the Committee on Payments and Settlement Systems (CPSS) and International Organisation of Securities Commissions ("IOSCO") to establish strong standards for financial market infrastructures, including central counterparties ("CCPs"). A 2.0% risk-weight factor is introduced to certain trade exposures to qualifying CCPs (replacing the current 0% risk-weighting). The capitalisation of credit institution exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as bilateral exposures and will not receive the preferential capital treatment referred to above). As mentioned above, a credit institution's collateral and mark-to-market exposures to CCPs meeting these enhanced principles will be subject to 2.0% risk-weight, and default fund exposures to CCPs will be capitalised based on a risk-sensitive waterfall approach;

  •
  Asset Value Correlation Multiplier for Large Financial Institutions.  A multiplier of 1.25 is proposed to be applied to the correlation parameter of all exposures to financial institutions meeting particular criteria that are specified by the Committee;

  •
  Counterparty Credit Risk.  CRD IV is raising counterparty credit risk management standards in a number of areas, including for the treatment of so-called wrong-way risk, i.e., cases where the exposure increases when the credit quality of the counterparty deteriorates. For example, the proposal includes a capital charge for potential mark-to-market losses (ie CVA risk) associated with a deterioration in the creditworthiness of a counterparty and the calculation of Expected Positive Exposure by taking into account stressed parameters;

  •
  Leverage Ratio.  The Basel Committee confirmed its previously declared commitment to an unweighted Tier I leverage ratio of 3% that will apply for all credit institutions as part of the

    Pillar II framework from January 1, 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments);

  •
  Systemically Important Institutions.  Systemically important credit institutions should have loss-absorbing capacity beyond the minimum standards and work on this issue is ongoing. Under the new framework, a systemically important institution may be required to maintain a buffer of up to 2% of the total risk exposure amount, taking into account the criteria for its identification as a systematically important bank. That buffer shall consist of and be supplemental to CET I capital; and

  •
  Liquidity Requirements.  From January 1, 2015, CRD IV progressively introduces a liquidity coverage ratio (which is an amount of unencumbered, high quality liquid assets that must be held by a credit institution to offset estimated net cash outflows over a 30 day stress scenario, and will be phased in gradually, starting at 60% in 2015, and expected to be 100% in 2018) and a net stable funding ratio (which is the amount of longer-term, stable funding that must be held by a credit institution over a one year timeframe based on liquidity risk factors assigned to assets and off-balance sheet liquidity exposures, and which is being developed with the aim of introducing it from January 1, 2018), allowing in both cases for Member States to maintain or introduce national provisions until binding minimum standards are introduced by the European Commission.

        The Bank of Greece has not yet issued guidelines or regulatory acts as to the implementation of the above ratios in accordance with Regulation 575/2013.

        Although the CRD IV Regulation is directly applicable in each Member State, it leaves a number of important interpretational issues to be resolved through technical standards, and leaves certain other matters to the discretion of the relevant competent authority. In addition, CRD IV contemplates that, beginning in October 2014, the European Central Bank will assume certain supervisory responsibilities formerly handled by national regulators. The European Central Bank may interpret CRD IV or exercise discretion accorded to the competent authority under CRD IV in a different manner than national regulators. The manner in which many of the new concepts and requirements under CRD IV will be applied to the Bank and the Group remains uncertain. Although it is difficult to predict with certainty the impact of the full implementation of CRD IV and its transposition into Greek law, changes arising from the transposition may lead to an increase in our capital requirements and capital costs.

        In addition to the substantial changes in capital and liquidity requirements introduced by Basel III and CRD IV, there are several new global initiatives, in various stages of finalization, which represent additional regulatory pressure over the medium term and will impact the EU's future regulatory direction. These initiatives include, among others, a revised Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation. The Basel Committee has also published certain proposed changes to the current securitization framework which may be accepted and implemented in due course.

Solvency II

        The directive on the undertaking and pursuit of the business of Insurance and Reinsurance "Solvency II" (Directive 2009/138/EC) of November 25, 2009, is a fundamental review of the capital adequacy regime for the European insurance sector business. When implemented the capital structure and overall governance of the Group's life assurance business will alter significantly and this may have an impact on the capital structure of the Group. Directive 2013/58 set the date for transposition of the Solvency II framework into national law at March 31, 2015, and January 1, 2016 was set as the date of application and subsequent removal of the existing relevant insurance and reinsurance directives.

ECB Single Supervisory Mechanism

        On October 15, 2013, the Council of the European Union adopted the ECB Single Supervisory Mechanism for Eurozone banks and other credit institutions, which will, beginning in October 2014, give the ECB, in conjunction with the national regulatory authorities of the Eurozone states, direct supervisory responsibility over "banks of systemic importance" in the Eurozone. Banks of systemic importance include, among others, any Eurozone bank that has: (i) assets greater than EUR 30 billion; (ii) assets constituting at least 20% of its home country's gross domestic product; or (iii) requested or received direct public financial assistance from the EFSF or the European Stability Mechanism. The ECB will also have the right to impose pecuniary sanctions and set binding regulatory standards.

        Prior to November 2014, the EBA will conduct a series of tests on the financial and liquidity condition of selected banks, including stress tests and asset quality tests, and will ensure that, once the ECB begins exercising its supervisory powers in November 2014, regular stress-tests will continue to be carried out to assess the resilience of European banks.

        On October 23, 2013, the ECB announced details of the comprehensive assessment to be conducted in preparation of the ECB assuming full supervisory responsibility as part of the SSM. The ECB Assessment commenced in November 2013 and will take 12 months to complete. It is being carried out in collaboration with the national competent authorities ("NCAs") of the Member States that participate in the SSM and will be supported by independent third parties at all levels at the ECB and NCAs.

        The ECB Assessment consists of three elements, which are closely interlinked: (i) a supervisory risk assessment to review, quantitatively and qualitatively, key risks, including liquidity, leverage and funding; (ii) an asset quality review to enhance the transparency of bank exposures by reviewing the quality of banks' assets, including the adequacy of asset and collateral valuation and related provisions; and (iii) a stress test to examine the resilience of banks' balance sheets to stress scenarios.

        The ECB Assessment will conclude with an aggregate disclosure of the outcomes, at country and bank level, together with any recommendations for supervisory measures. This comprehensive outcome will be published prior to the ECB assuming its supervisory role in November 2014, and will include the findings of the three pillars of the ECB Assessment.

        On January 31, 2014, the EBA announced that the EU-wide stress test will be conducted on a sample of 124 EU banks which cover at least 50% of each national banking sector and will be conducted at the highest level of consolidation. Given its objectives, the 2014 EU-wide stress test will be conducted under the assumption of a static balance sheet which implies no new growth and a constant business mix and model throughout the time horizon of the exercise. The resilience of EU banks will be assessed under a period of three years (2014-2016). Banks will be required to stress a common set of risks including: credit risk, market risk, sovereign risk, securitization and cost of funding. Both trading and banking book assets will be subject to stress, including off-balance sheet exposures. NCAs may include additional risks and country-specific sensitivities beyond this common set but the published results are expected to allow for an understanding of the impact of the common set of risks in isolation.

        In terms of capital thresholds, 8% Common Equity Tier 1 will be the capital hurdle rate set for the baseline scenario and 5.5% Common Equity Tier 1 will be the capital hurdle rate set for the adverse scenario. The relevant NCA may set higher hurdle rates and formally commit to take specific actions on the basis of those higher requirements.

        The exercise will involve close cooperation between the EBA and NCAs, along with the ECB. In particular, the EBA will be responsible for coordinating the exercise in cooperation with the ECB (in case of SSM countries) and ensuring effective cooperation between home and host supervisors. Furthermore, the EBA will provide pan-European benchmarks and will act as a data hub for the final dissemination of the results of the common exercise. On the other hand, NCAs will bear responsibility for overseeing the exercise with the banks and checking the quality of the results.

        The methodology and scenarios used in the stress tests were published on April 29, 2014, and banks' individual results are expected to be released at the end of October 2014.

        As regards the monitoring of financial institutions, the National regulatory authorities will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks. The ECB, on the other hand, will be exclusively responsible for prudential supervision, which includes, among others, the power to: (i) authorize and withdraw authorization from all "banks of systemic importance" in the Eurozone; (ii) assess acquisition and disposal of holdings in other banks; (iii) ensure compliance with all prudential requirements laid down in general EU banking rules; (iv) set, where necessary, higher prudential requirements for certain banks to protect financial stability under the conditions provided by EU law; (v) impose robust corporate governance practices and internal capital adequacy assessment controls; and (vi) intervene at the early stages when risks to the viability of a bank exist, in coordination with the relevant resolution authorities.

        In order to foster consistency and efficiency of supervisory practices across the Eurozone, the EBA is continuing to develop the EBA Rulebook, a single supervisory handbook applicable to EU Member States. However, the EBA Rulebook has not yet been finalized.

        The CRD IV Regulation contains specific mandates for the EBA to develop draft regulatory or implementing technical standards as well as guidelines and reports related to liquidity, in order to enhance regulatory harmonization in Europe through the Single Rule Book. Specifically, the CRD IV Regulation tasks the EBA with advising on appropriate uniform definitions of liquid assets for the Liquidity Coverage Ratio buffer. In addition, the CRD IV Regulation states that the EBA shall report to the Commission on the operational requirements for the holdings of liquid assets. Furthermore the CRD IV Regulation also tasks the EBA with advising on the impact of the liquidity coverage requirement, on the business and risk profile of institutions established in the European Union, on the stability of financial markets, on the economy and on the stability of the supply of bank lending.

        The above topics were addressed by the EBA in two reports published in December 2013: (i) the impact assessment for liquidity coverage requirements and (ii) appropriate uniform definitions of extremely high quality assets and high quality liquid assets and on operational requirements for liquid assets. These two reports provide specific recommendations to the European Commission for the purpose of the forthcoming delegated act in June 2014. There is therefore some uncertainty as to the final form of these delegated acts. Also, the Basel Committee's oversight body issued in January 2013 additional contributions to the "Basel III Liquidity Coverage Ratio Agreement and Liquidity Risk Monitoring Tools", defining certain specific aspects in relation to the interaction between the Liquidity Coverage Ratio and the use of the Central Bank Committed Liquidity Facility.

The Hellenic Republic's Bank Support Plan

        The Hellenic Republic Bank Support Plan, as currently applicable, is comprised of the following three pillars:

  •
  Pillar I: Up to EUR 5 billion in Capital Designed to Increase Tier I Ratios

    Under Pillar I, the capital takes the form of non-cumulative, non-transferable, non-voting redeemable preference shares with a 10% fixed return (in this section, the "preference shares"). Pursuant to article 1 of Greek Law 4093/2012, the above 10% fixed return is payable in any case, notwithstanding the provisions of Greek Company Law 2190/1920 as currently in force, save for article 44A of Greek Company Law 2190/1920, unless the payment of the relevant amount would result in the reduction of the CT1 capital of the credit institution falling below the prescribed minimum limit. The issuance price of these preference shares will be the nominal value of the common shares of the last issuance of each bank.

    The preference shares are to be redeemed at the subscription price either within five years from their issuance or, at the election of the participating bank, earlier with the approval of the Bank of Greece. In accordance with article 1 of Greek Law 3723/2008 as supplemented by Ministerial Decision 54201/B2884/2008 and amended by Ministerial Decision 21861/1259B/2009 (Government Gazette Issue B 825/4.5.2009), the preference shares are to be redeemed at their original subscription price against delivery of Greek government bonds. At the time the preference shares are redeemed for Greek government bonds, the nominal value of the bonds must be equal to the initial nominal value of the bonds used for redeeming the preference shares. Moreover, the maturity of the bonds should be the redemption date of the preference shares or within a period of up to three months from this date. In addition, on the redemption date for the preference shares, the market price of the bonds should be equal to their nominal value. If this is not the case, then any difference between the market value and par value will be settled in cash between the Bank and the Government after liquidation. On the date of redemption, the fixed dividend return of 10% will also be paid to the Hellenic Republic, provided that there are distributable funds available and provided that such distribution would not cause the credit institution's own funds to fall below the minimum capital ratio required by law.

    On May 3, 2010, the Greek parliament passed Greek Law 3844/2010 (article 39), amending Greek Law 3723/2008 to render the preference shares of Greek banks held by the Hellenic Republic not mandatorily redeemable. However, if these preference shares are not redeemed within five years from their issuance and if the redemption has not been approved by the credit institution's shareholders, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 2% per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. Pursuant to article 1, paragraph 1, subparagraph 3 of Greek Law 3723/2008 as supplemented by Decision No. 54201/B2884/2008 (FEK B'2471/4.12.2008) of the Minister of Finance, as currently in force, on the share conversion terms, the banks may be required to convert these preference shares into ordinary shares or another class of shares if the redemption of these preference shares as described above is impossible, due to non-compliance with the capital adequacy ratio requirements set by the Bank of Greece. The conversion ratio will only be determined at the time of conversion on the basis of the average value of such shares during the last year of their trading and the full dilutive effect of any such conversion will therefore only be known at that time. In case of liquidation of the participating bank, the Hellenic Republic is preferentially ranked against all other shareholders.

  •
  Pillar II: Up to EUR 85 billion in Hellenic Republic Guarantees

    Up to EUR 85 billion in Hellenic Republic guarantees are available under Pillar II in accordance with article 19 of Greek Law 3965/2011 (amending articles 2 and 4 of Greek Law 3723/2008, which followed amendments that were substantiated by virtue of Greek Laws 3845/2010 and 3872/2010). These guarantees are intended to guarantee new borrowings (excluding interbank deposits) made until June 30, 2014 (whether in the form of debt instruments or otherwise) with a maturity of three months to three years.

    These guarantees are available to credit institutions that meet the minimum capital adequacy requirements set by the Bank of Greece, as well as criteria set forth in Decision No. 54201/B2884/2008 of the Minister of Finance, as currently in force, regarding capital adequacy, market share size and maturity of liabilities, and share in the SME and mortgage lending market. The terms under which guarantees will be granted to financial institutions are included in Decision Nos. 2/5121/2009, 29850/B.1465/2010 and 5209/B.237/2012 of the Minister of Finance.

  •
  Pillar III: Up to EUR 8 billion in debt instruments

    Up to EUR 8 billion in debt instruments are available under Pillar III in accordance with Greek Law 3723/2008. Such debt instruments must have maturities of less than three years and be issued by the Public Debt Management Agency no later than June 30, 2014, to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece. These debt instruments bear no interest, are issued at their nominal value in denominations of EUR 1,000,000 and are listed on the ATHEX. They are issued by virtue of bilateral agreements executed between each participating bank and the Hellenic Republic. The debt instruments must be repaid at the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to the relevant credit institution. The participating banks may use the debt instruments received as collateral only for refinancing in connection with fixed facilities from the ECB or for interbank financing purposes. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

        Credit institutions who choose to participate in the Hellenic Republic Bank Support Plan, including the Bank, must accept a government-appointed member on their board of directors as a state representative, pursuant to the provisions of article 1 par. 3 of Law 3723/2008. Such representative will be in addition to the existing members of the board of directors and will have veto power on strategic decisions or decisions resulting in a significant change in the legal or financial position of the Bank and for which shareholder approval is required. The same veto power applies to corporate decisions relating to the dividend policy and the compensation of the Chairman, the Managing Director and the other members of the board of directors, as well as to the General Directors and their deputies. However, the government-appointed representative may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the credit institution. Moreover, the government-appointed representative must have full access to the bank's books and reports on restructuring and viability, medium-term funding needs and the level of financing of the Greek economy.

        During the period of the credit institution's participation in the plan, dividend payouts must be limited to up to 35% of distributable profits (at the parent company level), in accordance with article 1 par.3 of Greek Law 3723/2008. Pursuant to article 19 of Greek Law 3965/2011, article 4 of Greek Law 4063/2012 and article 78 of Greek Law 4144/2013, the distribution of dividends for the financial years ended 2010, 2011 and 2012 was also restricted to share distributions. See Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distribution".

        Also, credit institutions cannot engage in buybacks of their shares to enhance liquidity during their period of participation in the plan, in accordance with Greek Law 3723/2008. However, pursuant to article 4 of Greek Law 4079/2012, this prohibition does not apply to the repurchase of preference equity shares that have been issued as redeemable, if the buyback is intended to strengthen CT1 capital, as determined by Greek law and consented to by the Bank of Greece, in accordance with Greek Law 3756/2009.

        To monitor the implementation of the Hellenic Republic Bank Support Plan, Greek Law 3723/2008 provides for the establishment of a supervisory council (the "Council"). The Council is chaired by the Minister of Finance. Members include the Governor of the Bank of Greece, the Deputy Minister of Finance, who is responsible for the Greek General Accounting Office, and the government-appointed representative at each of the participating credit institutions. The Council convenes on a monthly basis with a mandate to supervise the correct and effective implementation of the Hellenic Republic's Bank

Support Plan and ensure that the resulting liquidity is used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the Hellenic Republic's Bank Support Plan will be subject to certain sanctions, while the liquidity provided to them may be revoked in whole or in part.

        The plan was revised by Greek Laws 3844/2010, 3845/2010, 3872/2010, 3965/2011, 4021/2011, 4063/2012 and 4093/2012, 4144/2013 and ministerial decisions no. 132624/B.527/2010, 29850/B.1465/2010, 59181/B.2585/24.12.2010, 29264/B.1377/2011, 57376/B.2355/29.12.2011, 57863/B.2535/29.12.2011, 5209/B.237/2012, 32252/B.1132/2012 57126/B.2421/28.12.2012, 30089/B.1785/8.7.2013 and ministerial decision of 24.1.2014 (FEK B' 116/24.1.2014) which rendered the Greek State Preference Shares not mandatorily redeemable, increased the return on the Greek State Preference Shares, amended the payment of the dividends prohibition, increased the total amount that can be provided by the Hellenic Republic under Pillar II referred to above, extended the veto power of the government-appointed representative on the decisions of the Board of Directors, extended the duration of the period for participation in the Hellenic Republic Bank Support Plan until December 31, 2013 for Pillar I and June 30, 2014 for Pillars II and III, and increased the commission paid to the Hellenic Republic for Hellenic Republic guarantees provided for under Pillar II from July 1, 2010 onwards.

        For more information concerning the effects of our participation in the Hellenic Republic Bank Support Plan, see Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

The Hellenic Financial Stability Fund—The Greek Recapitalization Framework

Formation of the Hellenic Financial Stability Fund under the Program

        The HFSF was established by Greek Law 3864/2010, in the context of the Program, as a private law entity with capital funded by the Greek government out of the resources made available by the EU and the IMF to ensure adequate capitalization of the Greek banking system.

        The purpose of the HFSF, according to Greek Law 3864/2010, is to maintain the stability of the Greek banking system for the sake of the public interest. The HFSF operates in compliance with the commitments of the Hellenic Republic provided for in Greek Law 4046/2012. In pursuing its objective, the HFSF: (i) provides capital support to credit institutions and to transitional credit institutions established under article 142 of Greek Law 4261/2014; (ii) monitors and assesses whether credit institutions to which the HFSF provides capital support comply with their restructuring plans, while safeguarding the credit institutions' business autonomy; (iii) exercises its shareholding rights derived from its participation in the credit institutions; (iv) disposes of, in whole or in part, financial instruments issued by the credit institutions in which it participates; and (v) exercises its rights with respect to the transitional credit institutions established under article 142 of Greek Law 4261/2014. The liquidity support provided under the Hellenic Republic Bank Support Plan or under the operating framework of the ECB and the Bank of Greece does not fall under the scope of the HFSF.
        The initial duration of the HFSF has been set for seven years, until June 30, 2017, with the possibility of: (i) a one-year extension in case there are still outstanding warrants at June 30, 2017; and (ii) a two-year extension following a decision by the Minister of Finance, if deemed necessary or for the achievement of the HFSF's objectives.

        HFSF's capital:    In accordance with Greek Law 3864/2010, the HFSF's capital is EUR 50 billion, consisting of funds raised by the Program by virtue of Greek Law 3845/2010, and shall be gradually paid in by the Hellenic Republic and evidenced by instruments which shall not be transferable until the expiry of the term of the HFSF (article 3 of the HFSF Law). After the expiry of the HFSF's term and the completion of the liquidation process, the HFSF's capital and assets will be transferred to the

Hellenic Republic by operation of law (article 3 par. 5 of the HFSF Law). In the event of the liquidation of a credit institution, the HFSF, in its capacity as a shareholder of such credit institution, will be satisfied preferentially towards any other shareholders together with the Hellenic Republic as holder of Greek State Preference Shares under Greek law 3723/2008.

        Organizational issues:    Following the amendment of Greek Law 3864/2010 by Greek law 4254/2014, the administrative structure of the HFSF was amended such that there are two HFSF administrative bodies with decision making powers: the nine-member General Council (of which one member is a representative of the Bank of Greece and one is a representative of the Ministry of Finance); and the three-member Executive Committee (of which one member is appointed by the Bank of Greece). One appointee of the ECB and one appointee of the EC each have the right to participate in the meetings of the General Council and the Executive Committee as an observer. Except from the appointee of the Ministry of Finance and the appointee of the Bank of Greece, the appointment of the other members sitting on the General Council and the Executive Committee requires the consent of the Euro Working Group.

        The Governor, the Deputy Governor, the members of the collective bodies, the directors, as well as any individuals serving as the personnel to the Bank of Greece, may not become members of the Executive Committee. Until the appointment of the two additional members of the General Council as provided for under the new amendment of Greek Law 3864/2010, the HFSF will be managed by the existing seven-member General Council and during this period, four members will constitute a quorum in the meetings of the General Council.

        The members of the General Council and the Executive Committee, except for the representative of the Ministry of Finance, shall, in the performance of their duties, enjoy full autonomy and shall not seek or receive instructions from the Greek state or any other state body or institution, or financial institution supervised by the Bank of Greece, and shall not be subject to influence of any nature. Every two months, the General Council shall submit activities reports to the Minister of Finance. The term of the members of the General Council and the Executive Committee is five years, and can be renewed but not to exceed the duration of the HFSF as described above.

        The HFSF oversees and evaluates the adequate implementation of the restructuring plan (or the amended restructuring plan, as applicable).

Provision of Capital Support by HFSF

  Activation of the Capital Support Provision

        Pursuant to the provisions of article 6 of Greek Law 3864/2010, as currently applicable, a credit institution may request capital support if recommended by the Bank of Greece, following an assessment of its sustainability by the Bank of Greece.

        More specifically, the Bank of Greece will seek to assess the credit institution's capital shortfall and request from the latter to submit a restructuring plan (or, with respect to credit institutions that have already received capital support, a revised restructuring plan). The restructuring plan or the revised restructuring plan must list the types of measures that the credit institution will undertake in order to raise funds or to limit its capital needs, the time needed for taking each measure and the expected impact on the credit institution's capital shortfall. Measures to be included in the restructuring plan may consist, among others, in the following:

  •
  non-distribution of profits;

  •
  increase of the credit institution's share capital;

  •
  sale of assets and portfolios or sectors of activity for raising capital;

  •
  acts of risk transfer or portfolio securitization;

  •
  management of liabilities, including voluntary conversions of hybrid securities and subordinated securities into securities that are taken into account for the calculation of the credit institution's Tier 1 capital, which must contribute to the creation of capital by 100%, if capital needs cannot be fully covered; and

  •
  setting out the securities or liabilities on which the mandatory measures of article 6(a) may be imposed.

        The restructuring plan must also describe, in light of conservative estimates, by what means the credit institution intends to remain viable over the next three to five years.

        Following the assessment of viability, which will also take into consideration the restructuring plan (or the amended restructuring plan, as applicable), the Bank of Greece will recommend that the credit institution submit a request for the provision of capital support to the HFSF.

        Following approval by the HFSF, the restructuring plan will be sent to the Ministry of Finance and submitted to the European Commission for approval. Following approval of the restructuring plan (or the amended restructuring plan, as applicable) by the European Commission, the HFSF will provide capital support as provided for in paragraph 7, provided that the Cabinet Act of Article 6 (a) has been published (known as the "Derogation Cabinet Act"), in compliance in any case with the EU legislation in relation to state aid and the relevant practices of the European Commission.

  Advance Payment of HFSF Participation in the share capital increase of a bank

        Once capital support is activated, the credit institution may apply for advance payment of the capital support. More specifically, the HFSF, following a decision by the Bank of Greece, shall grant to a bank which has submitted a request for recapitalization and been deemed viable by the Bank of Greece a certificate by which it commits to participate in a share capital increase of the credit institution up to a certain amount determined by the Bank of Greece.

        The HFSF, in view of its participation in the capital support of a credit institution that has been assessed and deemed viable by the Bank of Greece, advances its contribution or part of such contribution and up to the amount determined by the Bank of Greece, in accordance with the procedure of Article 6 and Article 6(a), following a decision of the Bank of Greece, provided that:

  •
  a request for capital support, accompanied by restructuring plan has been submitted by the credit institution;

  •
  such request has been approved by the Bank of Greece and it has been notified to and approved by the European Commission;

  •
  the Bank of Greece considers the advance payment of the contribution necessary in order to protect the banking system's stability and to ensure the banking system's contribution to the development of the real economy; and

  •
  the credit institution has concluded with the HFSF and EFSF, as a third party, a presubscription agreement.

        Cabinet Act 15 dated May 3, 2012 has defined the minimum terms that must be included in the presubscription agreement to be concluded between HFSF, Greek banks and EFSF pursuant to article 6 of Greek Law 3864/2010 (the "Presubscription Agreement"), which, among others, provides for:

  •
  The commitment of the parties to observe the state aid rules and the relevant decisions of the Directorate General for Competition of the European Committee with respect to the compatibility of the calculation method of the securities' value and their anticipated return with internal market;

  •
  The acceptance by the bank of the use of the contributed securities exclusively for liquidity purposes through sale and repurchase transactions with market counterparties or in the Eurosystem though the ECB or the Bank of Greece;

  •
  The safeguarding of HFSF's rights according to article 6, para. 9 of Greek Law 3864/2010 during the period following the contribution of the HFSF's advance until the certification of the payment of the share capital increase and the taking by the bank of the required corporate resolutions and approvals for the implementation of the relevant decisions, especially the appointment of up to two representatives of HFSF in the bank's board of directors;

  •
  The undertaking by the bank of the obligation to cover the cost and any expenses regarding the implementation of the Presubscription Agreement and the advance payment, including tax liabilities;

  •
  Upon completion of the share capital increase, in case of a transfer by HFSF of securities issued by the bank, the right of HFSF and EFSF to claim the retransfer of EFSF's securities through unilateral written declaration addressed to the bank;

  •
  The right of HFSF and EFSF to claim the assignment of the right of the bank to repurchase the EFSF's securities through unilateral written declaration addressed to the bank;

  •
  The right of HFSF to offer to EFSF as security the assignment of any claims arising out of the Presubscription Agreement;

  •
  The undertaking by the bank of the obligation to avoid any action that may cause a dilution of HFSF's participation in the bank's share capital, save for those provided in the business plan of article 6 par. 2 of Greek Law 3864/2010 or in case of HFSF's written consent, and the maintenance of such restrictions for a period of at least 18 months after the share capital increase; and

  •
  The rights and the obligations that continue to exist after the end or the termination of the Presubscription Agreement.

        Capital support is provided by the HFSF only upon approval of the capital support by the European Commission and upon publication of the Cabinet Act provided in par. 1 of art. 6(a) of Greek Law 3864/2010. See "—Recapitalization Procedures before HFSF Participation".

        Until the release of the aforementioned contribution, such contribution shall be exclusively disposed to ensure liquidity through sale and buyback transactions with market counterparties (ensuring the right to buy back the same securities under the terms of the buyback transaction) or even via the European Central Bank or the Bank of Greece within the Eurosystem. In such case, the Operation Regulation of the System for Monitoring Transactions in Book-Entry Securities is applied, as in force from time to time.

        If the participation of the HFSF is less than the amount advanced, as well as in the event that the share capital increase does not take place, the HFSF shall claim the refund of the residual or the whole amount as appropriate, at a rate set by decision of the Minister of Finance, following recommendation of the Bank of Greece and opinion of the HFSF. See "—Recapitalization Procedures before HFSF Participation".

        The advance payment procedure laid down above is applied following decision of the Bank of Greece, issued following consent of the European Commission and the European Financial Stability Fund and it is published in the Government Gazette.

        During the participation of the HFSF in the share capital of credit institutions, the credit institutions may not purchase treasury shares without the prior approval by the HFSF.

        In 2012, credit institutions that had received capital support from the HFSF were required to pay a lump sum amounting to EUR 556 million to the HFSF, according to Greek Law 4093/2012, which amended Greek Law 3864/2010 (Article 16C of the HFSF Law) and in this context the Bank was required to pay the HFSF EUR 116 million.

Recapitalization Procedures before HFSF Participation

        Article 6(a) of Greek Law 3864/2010, as amended by Greek law 4254/2014, introduces a special procedure for the participation of shareholders and subordinated creditors in the recapitalization of credit institutions prior to or concurrently with the HFSF. The details of the above procedure are set out in a Cabinet Act dated April 11, 2014 ("Act 11/2014").

        More specifically, should the voluntary measures provided for in a credit institution's restructuring plan fail to address the total capital shortfall of the credit institution as identified by the Bank of Greece and the license revocation measures under article 19 and/or the resolution measures under articles 139 et seq. of Greek Law 4261/2014 could lead to serious disturbances in the economy with adverse effects upon the public, the Cabinet, in order to ensure that the use of public funds is minimal and following a recommendation by the Bank of Greece, shall issue an act for the application of mandatory measures aimed at allocating the residual amount of the capital shortfall of the credit institution to the holders of its capital instruments and other subordinated liabilities, as may be necessary. According to Act 11/2014, the Bank of Greece appoints an independent evaluator to evaluate the assets and liabilities of the credit institution in question. The evaluation provided to the Bank of Greece forms part of its recommendation to the Cabinet.

Mandatory measures include:

(i)
the absorption of losses by the existing shareholders in order to ensure that the equity of the institution becomes equal to zero, where appropriate, by means of decreasing the nominal value of its ordinary shares following a decision of the competent body of the credit institution.

(ii)
the decrease of the nominal value of preference shares and other Tier I liabilities and then, if needed, other subordinated liabilities of the credit institution, in order to ensure that the net asset value of the credit institution is equal to zero; or

(iii)
if the net asset value of the credit institution is above zero, the conversion of preference shares and other Tier I liabilities and then, if needed, other subordinated liabilities of the credit institution, into Tier I capital instruments, in order to restore the capital adequacy ratio of the credit institution to the level required by the Bank of Greece.

The above measures may also concern:

  •
  any liabilities undertaken through the provision of guarantees granted by the credit institution with regard to debt or equity instruments issued by legal entities included in the consolidated financial statements of such credit institution, provided that the guarantees rank as subordinated liabilities of the credit institution; and

  •
  any claims which rank as subordinated liabilities against the credit institution, under credit arrangements between the credit institution and the abovementioned legal entities.

The above instruments or liabilities are mandatorily converted into capital instruments in connection with a capital increase of the credit institution, failing which the credit institution should be subject to the measures referred to in article 19 and/or articles 139 et seq. of Greek Law 4261/2014 and to the provisions of Greek law 3458/2006.

Such allocation will respect the following hierarchy of claims:

  •
  firstly, ordinary shares;

  •
  secondly, if needed, preference shares and other Tier I instruments; and

  •
  thirdly, if needed, all other subordinated liabilities.

Claims of the same rank will be treated pari passu. Deviations from both the above hierarchy of claims and the pari passu principle can be justified, however, when there are objective reasons to do so.

Act 11/2014 determines the specific order of implementation of the above mandatory measures as follows:

  (a)
  share capital decrease by means of a decrease in the nominal value of its ordinary shares, in accordance with article 4 of Greek Company Law 2190/1920, followed by a share capital increase in cash. In case this measure is not implemented the credit institution may be subject to the license revocation measures under article 19 and/or the resolution measures under articles 139 et seq. of Greek Law 4261/2014 and Greek Law 3458/2006;

  (b)
  if necessary following the above, decrease in the nominal value of its preference shares or of other Tier I instruments or conversion of such instruments to ordinary shares.

    More specifically, if the capital required so that the net asset value of the credit institution is equal to zero exceeds the value of the preference shares, then the nominal value of the relevant instruments is decreased to the largest extent possible; if the above required capital does not exceed the value of the preference shares, then the nominal value of the relevant instruments is decreased to the extent necessary to absorb any remaining losses and the remaining value of the relevant titles is converted to ordinary shares.

  (c)
  if necessary following the above, decrease in the nominal value of subordinated liabilities of the credit institution or conversion of such subordinated instruments into ordinary shares, in case despite the decrease of the nominal value of shares described in case (b) above, the net asset value of the credit institution remains negative. More specifically, if the capital required so that the net asset value of the credit institution is equal to zero exceeds the value of any other liability issued by the credit institution, the nominal value of such liabilities is decreased to the largest extent possible. If the capital required so that the net asset value of the credit institution is equal to zero does not exceed the value of any other liability issued by the credit institution, then the nominal value of such instruments is decreased to the extent necessary to absorb any remaining losses and the remaining part is converted to ordinary shares.

        The value on the basis of which the above-mentioned subordinated instruments are converted varies depending whether the HFSF has already provided capital support to the credit institution in question and such support is considered as stated aid. In the latter case each subordinated instrument is converted on the basis of its fair value.

        The decreases of the nominal value of shares in cases (a) and (b) will be performed in accordance with the pertinent provisions of Greek Company Law 2190/1920.

        In the event that the net asset value of the credit institution is above zero pursuant to the implementation of the voluntary measures included in the restructuring plan of a credit institution, but more capital is needed to meet the capital adequacy ratio set by the Bank of Greece, the Bank of

Greece recommends to the Cabinet the conversion in whole or in part of the preference shares and the issued subordinated liabilities of the above credit institution in Greece and abroad at the following order; first, conversion of the preference shares and secondly the conversion of the remainder subordinated liabilities, in accordance with their ranking.

        By way of derogation and subject to a positive decision of the European Commission in accordance with articles 107 to 109 of the Treaty on the Functioning of the European Union, the above measures may not apply, either fully or to individual instruments, in the event that the Cabinet concludes, upon recommendation by the Bank of Greece, that such measures would endanger financial stability or lead to disproportionate results, such as when the amount of capital support to be provided by the HFSF is small in comparison to that of the credit institution's risk weighted assets, and/or a significant portion of the capital shortfall has been covered by the private sector (the "Derogation Cabinet Act").

        These risks above represent the objective grounds for derogation from the allocation of the residual amount of the credit institution's capital shortfall, as indicated above, and the pari passu rule. The final assessment of the derogation rests with the European Commission on a case-by-case basis.

        The aforementioned measures applicable to credit institutions constitute, for the recapitalization purposes of Greek Law 3864/2010, resolution measures as defined in article 2 of Directive 2001/24/EC of the European Parliament and the Council of April 4, 2001 on the reorganization and winding up of credit institutions, that was transposed into Greek law with Law 3458/2006. The implementation of such measures, voluntary or mandatory, cannot in any case be:

  •
  The reason for the triggering of contractual clauses that are put into place in case of liquidation, insolvency or other event that can be characterized as a credit event or event equivalent to insolvency; and

  •
  Considered as non-fulfillment or violation of the contractual obligations of the credit institution in order to establish a material grounds for the early termination of an agreement by counterparties of the credit institution; contractual terms contrary to the above do not produce any effect.

The holders of any capital or hybrid capital instrument, or other subordinated liability, including beneficiaries directly or indirectly benefiting from any guarantee ranking as a subordinated liability, of the credit institution subject to recapitalization measures, shall not, following the implementation of the measures described above, be in a worse financial position than if the credit institution had been placed under liquidation (no creditor worse-off principle).

        In the event that the no creditor worse-off principle is not observed, such shareholders and subordinated creditors are entitled to compensation from the Greek state, provided that they prove that their damages arising from the implementation of the mandatory measures are greater than if the credit institution had been put under liquidation.

        A valuation is conducted in order to determine the losses that the shareholders and subordinated creditors would have assumed if instead of applying the mandatory measures, the credit institution had been liquidated. Any form of public financial support to the credit institution is disregarded for purposes of such evaluation. The valuation will be conducted after implementation of the mandatory measures by an independent valuator to be appointed by the Minister of Finance with a view to assessing whether shareholders, hybrid capital holders and subordinated liability holders would have been in a more favorable financial position if the credit institution had entered into normal insolvency proceedings immediately prior to the implementation of the mandatory measures.

        The Cabinet Act for implementation of the mandatory measures is published in the Government Gazette, as well as in the form of a Greek-language summary in the Official Journal of the EU and in two daily newspapers circulated throughout the territory of the Member State in which the credit institution has a branch or directly provides banking and other mutually recognized financial services, in the official language of such Member State. The summary will include the following:

  •
  Grounds and legal basis for issuing the Cabinet Act;

  •
  Available legal remedies and deadlines for seeking such legal remedies against the Cabinet Act; and

        The competent court before which legal remedies against the Cabinet Act may be sought.

  Type of Capital Support

        Capital support is provided through the HFSF's participation in a share capital increase of the credit institution by issuance of ordinary shares or contingent convertible securities or other instruments that shall be subscribed for by the HFSF. Such share capital increases covered in cash or in EFSF securities or in other financial instruments of the EFSF. Capital support is provided in compliance with state aid rules.

        The HFSF is entitled to exercise, dispose or waive its pre-emptive rights in cases of share capital increase or issuance of convertible financial instruments or other financial instruments of the credit institutions requesting the provision of capital support.

        The price at which the HFSF subscribes the shares or contingent convertible securities or other financial instruments, is determined by a decision of the General Council. The General Council's decision relies, among others, upon two evaluation reports conducted by two independent financial advisers with reputation and expertise on relevant issues and more specifically on credit institution valuations.

        The new shares cannot be disposed to the investors at a price lower than the price at which the shares have been subscribed for by the HFSF in the context of the same issuance. The price at which the shares shall be disposed to the investors may be lower than the price at which the shares have been previously subscribed for by the HFSF, or than their current market price.

        The HFSF shall request from the financial advisers to take into consideration all relevant information, including any evaluation that is available regarding the quality of the credit institution's assets, stress test results, and also market conditions, and shall provide them with any relevant information. A summary of the selection terms of financial advisers as well as of the data and the methodology that was used, shall be published in the HFSF's official website within 10 days from the completion of the transactions.

  Powers of the HFSF

        Under the current, amended recapitalization framework, the HFSF will acquire shares with full voting rights in the share capital increases in which it will participate, pursuant to Greek Law 3864/2010, as amended by Greek Law 4254/2014.

        For shares acquired by the HFSF under the previous recapitalization framework, where the minimum private sector participation condition had been met, the HFSF shall continue to exercise its voting rights with restrictions provided for in article 7(a), para. 3 of Greek Law 3864/2010, as currently applicable, (i.e., the HFSF may exercise its voting rights only on matters relating to resolutions amending the bank's articles of association, including share capital increases or decreases, granting a relevant authorization to the Board of Directors, mergers, divisions, conversions, revivals, extensions of the term or dissolution of the company and transfers of assets, including sales of subsidiaries or any other matter requiring an increased majority, in accordance with Greek Company Law 2190/1920) unless it is concluded, following a decision of the members of the General Council of the HFSF, that the bank is in breach (or facilitating the breach) of material obligations for the implementation of the restructuring plan or the agreement entered into between the HFSF and the bank.

        The HFSF has the power to appoint up to two members to the board of directors of a bank having received capital from the HFSF according to Greek Law 3864/2010, as its representatives. The HFSF has currently appointed one representative in our Board of Directors. The HFSF representative has certain powers over credit institutions:

  •
  to veto key corporate decisions of a credit institution's board of directors related to (i) dividend distributions, the remuneration policy relating to the chairman, managing directors and the other Board members, general managers and deputies; (ii) any other matter which may set at risk the rights of depositors or have a material adverse effect on the liquidity, solvency and/or, in general, on the prudent and orderly operation of the credit institution, including its business strategy and asset/liability management); and (iii) decisions referring to matters for which the restriction in the voting rights of the shares held does not apply and which significantly affect the HFSF's shareholding in the credit institution;

  •
  to request an adjournment of a Board meeting for three business days in order to receive instructions from the HFSF Executive Committee, following consultation with the Bank of Greece;

  •
  to call a board meeting;

  •
  to approve the appointment of the chief financial officer;

  •
  to call a general shareholders' meeting for a credit institution within the shortened deadlines provided for in Greek Law 3864/2010; and

  •
  to have free access to all books and records of the credit institution.

Each of the Bank of Greece, in its capacity as the competent authority for the supervision of credit institutions, and the HFSF will be authorized to exchange confidential information with one another to the fullest extent permitted by law. (see Item 3.D, "Risk Factors—Risks Relating to our Recapitalization and Receipt of State Aid—The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank" and Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as shareholder" for further detail.

        In the event that the Bank is placed under liquidation, the HFSF as shareholder is satisfied in priority with the Hellenic Republic holding Greek State Preference Shares and U.S. Preference Shares, before all other shareholders.

The Relationship Framework Agreement

        Following the participation of the HFSF in the Bank's share capital in 2013, the Bank and the HFSF entered into the Relationship Framework Agreement on July 10, 2013. According to the Relationship Framework Agreement, the HFSF has the duty to monitor (a) the efficient management of its investment in the Bank in a manner that protects the value of its investments and minimizes risks to the Greek citizen; (b) that the Bank operates on market terms; (c) that in due time the Bank returns to private ownership in an open and transparent manner; and (d) that compliance with state aid rules is achieved. Moreover, HFSF monitors compliance of the Bank with the restructuring plan that will be agreed with the Directorate General for Competition of the European Commission once an updated version is resubmitted in 2014. The HFSF must provide its consent on the restructuring plan according to article 6, para.5 of Greek law 3864/2010.

        The Relationship Framework Agreement determines the relationship between the Bank and HFSF certain matters, including, among others: (a) corporate governance of the Bank; (b) development of the approved restructuring plan; (c) material obligations of the restructuring plan and transition of HFSF voting rights of; (d) monitoring of the implementation of the restructuring plan and the Bank's implied risk profile; and (e) HFSF's consent for "material matters" as defined in Clause 3.5a of the Relationship Framework Agreement.

        Moreover, the Relationship Framework Agreement states that, subject to its provisions, applicable laws and the Articles of Association of the Bank, the Bank's decision making bodies will continue to determine independently, among other matters, the Bank's commercial strategy and policy (including business plans and budgets) in compliance with the restructuring plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank's competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

        Under the Relationship Framework Agreement and for the period for which the HFSF holds shares representing at least 33% of the Bank's share capital, the HFSF's appointed representative on our Board of Directors has the power, among other things, to include items on the agenda of the general meeting of our ordinary shareholders and our Board of Directors; and to participate in the following committees of the Bank: Audit Committee, Risk Committee, Corporate Governance and Nomination Committee and Human Resources and Remuneration Committee. The HFSF Representative will have the following rights in the committees:

  •
  to include items in the agenda of a committee meeting scheduled;

  •
  to request that the committee is convened within the next seven days from the HFSF representatives' written request to the Chairman of the committee. If the Chairman of the committee does not proceed to the convocation of the committee within the above deadline or does not include all the proposed items in the invitation, then the HFSF representatives shall be entitled to convoke the committee within five days as of the expiry of the above seven days period; and

  •
  the Bank shall inform the HFSF representatives on the activities and decisions of the committees in which he participates and to that end it shall notify in writing the dates of the committees meetings and the agendas of the meetings. The Bank shall report to the HFSF representatives the decisions and meetings of the committees meetings within ten business days after the respective meetings.

        Furthermore, under the Relationship Framework Agreement, the Bank has the obligation to obtain the prior written consent of the HFSF for all material matters set forth in such agreement, including, among others, our connected borrowers policy and any amendments, revisions or deviations thereof, all material corporate actions (e.g., capital increases, mergers), material investments or transfers of assets, our restructuring plan and any amendments thereof, and the appointment of auditors.

        In the event that the Bank is in breach of material obligations included in, or facilitating, the implementation of the restructuring plan, the HFSF will stipulate a period during which the Bank should remedy such breach. If the breach is still outstanding after the lapse of the remedy period and following a resolution of the members of the General Council of the HFSF, the HFSF's restricted voting rights will be switched to full voting rights pursuant to the provisions of article 7a of law 3864/2010, as in force.

        The template relationship framework agreement is available on the website of the HFSF (http://www.hfsf.gr).

Disposal of Shares

        Subject to the limitations on the disposal of shares already held by the HFSF in the recapitalized banks under the terms of the warrants, the HFSF will decide on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years. The disposal may take place gradually or one-off, at the HFSF's discretion, so long as all shares are disposed of within the time limits referred to above and in compliance with the EU state aid rules. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek law. The Minister of Finance, following a proposal by the HFSF, can extend the above mentioned periods.

        In order to reach such decision, the General Council of the HFSF will take into account a report prepared by an internationally accredited independent financial expert of recognized experience in such issues. This report should be accompanied by a comprehensive time schedule for the disposal of shares. The prerequisites and the method of disposal of the shares as well as the acts necessary for the completion of the process and compliance with the time schedule must be sufficiently explained in the report.

        Subject to the provisions of Greek Law 3401/2005, the shares may be disposed either by the sale of the relevant shares to the market or to specific investor(s) or group of investors through: (i) open tender procedures or calls for expressions of interest to eligible investors; (ii) market orders; (iii) public offers of the shares for cash or in exchange of other securities; and (iv) book building exercises.

        The HFSF may decrease its participation in credit institutions through a share capital increase of the credit institution by waiving or disposing of its pre-emptive rights.

        The price at which the shares will be disposed by the HFSF and the minimum price at which the shares shall be subscribed by the private sector (in case the HFSF waives or disposes its pre-emptive rights) is defined by the General Council of the HFSF. The disposal price or the subscription price may be lower than the price at which the shares were acquired by the HFSF or their current market price.

        This also applies in the case of all share capital increases by credit institutions (i.e., including share capital increase not performed under the provisions of Greek Law 3864/2010, as currently amended).

Specific Information on the Warrants Issued by the HFSF

        Pursuant to Greek Law 3864/2010 (before its amendment by Greek Law 4254/2014) and Cabinet Acts No. 38/9.11.2012 and 6/2013, the HFSF issued and delivered to private sector investors who participated in the recapitalization share capital increase in 2013 (under Greek Law 3864/2010) one warrant for each new share acquired in the share capital increase of a bank at no additional charge, on the basis that private sector participation in the capital increase of a credit institution was higher than 10% of the total amount of the capital increase.

        Warrants are transferable securities that offer no voting rights to their holders and there are no restrictions as to their transfer. Pursuant to the above mentioned Cabinet Acts, each warrant incorporates the right of its holder to purchase a certain number of shares calculated using the following formula: x=a/b, where (x) is the total number of the shares that the warrant holder is entitled to purchase, (a) is the total number of the ordinary shares that the HFSF acquires in the capital increase and (b) is the total number of ordinary shares that the private sector acquires in the capital increase. At the time of exercise, any fractional shares corresponding to the warrants of the same holder being exercised shall be aggregated and rounded down to the nearest integral number. Pursuant to Cabinet Act No. 38/2012 the number of ordinary shares corresponding to each warrant shall be adjusted accordingly in the case of corporate events.

        A Cabinet Act shall determine the methodology for the exchange of warrants issued in accordance with article 3 of Cabinet Act 38/2012, as such exchange is provided for in item (iii) of paragraph 2 of article 8 of Law 3864/2010, and the adjustment of their terms and conditions, in case of increase of the nominal value of the shares with decrease of the total number of existing shares (reverse split), split of existing shares at a ratio determined by the credit institution and adjustment of the nominal value of the new share (split), as well as in case of share capital increase without abolishment of the pre-emption rights of existing shareholders. In the event of a share capital increase without abolishment of the pre-emption rights, an adjustment may be made only to the exercise price of the rights attached to the warrants. The adjustment may be made up to an amount equal to the proceeds of the HFSF from the sale of the pre-emption rights and shall take place after such sale. The aforementioned Cabinet Act shall determine every other detail for the implementation of this paragraph.

        Article 3 of Cabinet Act 38/9.11.2012, as amended by Cabinet Act 6/2013, provides that for the purposes of the act and Greek Law 3864/2010 the "General Government Entities" as described under paragraph 2 of Article 1B of Greek Law 2362/1995 and as identified under the aforementioned provisions by the Register of General Government Entities of EL.STAT., do not fall within the meaning of "private investors" or "private sector".

        Given that the private sector participation in the 2013 recapitalization share capital increase of the Bank was higher than 10% of the total amount of the increase, the HFSF issued and delivered to the private sector investors having participated in the increase, for no additional charge, one warrant for each new share acquired in the share capital increase of the Bank. Each warrant incorporates its holder's right to purchase from the HFSF at a certain price 8.22923881005499 of ordinary shares acquired by the HFSF as a result of its participation in the share capital increase (call option). The warrants were issued on June 26, 2013. Warrants do not offer voting rights to the beneficiaries or holders thereof.

        For a period of thirty-six months from the warrants issue date, the HFSF is not allowed to transfer the shares underlying the warrants, unless such transfer occurs due to the exercise of a warrant. After this period and until the expiration of the warrants, the HFSF shall be entitled to transfer the underlying ordinary shares without being obliged to indemnify the warrant holders that have chosen not to acquire such shares.

        Warrants can be exercised by their holders every six months, starting from the date which falls six months from the warrants issue date until the date which falls 54 months from the warrants issue date. Warrants may also be exercised at the date of extraordinary exercise, i.e., when the HFSF exercises its right to transfer the underlying ordinary shares after the thirty-six-month period and not in the regular every-six-month date. Warrants not exercised within the aforementioned period shall ipso iure lapse and shall be cancelled by the HFSF.

        The exercise price of the purchase option corresponding to each warrant for the purchase of the shares held by the HFSF (the "Exercise Price") shall be equal to EUR 4.29, plus accrued interest calculated by application of an annual interest rate of 3% increased by a spread of:

  •
  1% for the first year from the issue date of the warrants;

  •
  2% for the second year;

  •
  3% for the third year;

  •
  4% for the fourth year; and

  •
  5% for the remaining time over the number of HFSF Shares that the warrant holder is entitled to purchase by exercising its purchase right. The warrants exercise price will be adjusted accordingly in case of corporate events.

        The following table presents indicative exercise prices for warrants per six month period based on the offer price of EUR 4.29, without taking into account any corporate actions:

Warrant Exercise period	Months	Initial Interest Rate	Annual Surcharge Rate	Number of days in the Year	Exercise price per underlying share (EUR)
1	6	3.0%	1.0%	180	4.3758
2	12	3.0%	1.0%	360	4.4616
3	18	3.0%	2.0%	180	4.5689
4	24	3.0%	2.0%	360	4.6761
5	30	3.0%	3.0%	180	4.8048
6	36	3.0%	3.0%	360	4.9335
7	42	3.0%	4.0%	180	5.0837
8	48	3.0%	4.0%	360	5.2338
9	54	3.0%	5.0%	180	5.4054

        The Bank announced on December 30, 2013 (following the December 16, 2013 announcements in relation to the exercise of the certificates evidencing the ownership status) that after the settlement of the warrants' exercise, including the remaining fractional shares, a total of 31.046 warrants on shares issued by the Bank and held by the HFSF were exercised. The exercised warrants correspond to 255,485 ordinary shares representing the 0.011% of the total share capital with a respective increase in outstanding shares (free float). The corresponding amount paid by the persons who exercised their warrants to the HFSF is EUR 1 million. Following the above, the issued Warrants that remain in force are 245,748,580 representing 2,022,323,827 of the Bank's shares owned by the HFSF.

        The procedure for the exercise and settlement of the warrants, as well as any change in the rights and obligations of the warrant holders that may take place while the warrants are valid, are announced by the Bank on its webpage and on the official daily bulleting of the ATHEX. Moreover, according to Act no. 22/12.07.2013 of the Executive Committee of the Bank of Greece, the warrant holders must, prior to the exercise of the warrant, to the extent that such exercise renders them individuals defined in article 23 of Greek Law 4261/2014 (i.e., holding at least 5% of the voting rights of the credit institution), comply with the information and prior Bank of Greece approval obligations to the extent applicable according to chapter B (Submission of the relevant questionnaire), and are subject to the supervisory evaluation process by the Bank of Greece according to Chapter C of the aforementioned Act.

        The Presubscription Agreement between the HFSF, the Bank and the EFSF dated May 28, 2012 provided for a lock-up undertaking (the "Lock-up Undertaking") imposed on the Bank, with effect from the date of execution of the Presubscription Agreement until 18 months after the date of completion of the 2013 share capital increase, i.e., the date of delivery of the then offered shares to the purchasers thereof (July 2, 2013). The Lock-up Undertaking of the Presubscription Agreement is one of the provisions that survived termination of the agreement. In particular, the Bank has undertaken, (i) not to proceed with any transactions whatsoever with respect to its ordinary shares, such as issues, sales, transfers, pledges, liens, charges, grants of security or options over such shares, or in any other way dispose of its legal title or beneficial interest in its ordinary shares; (ii) not to enter into any swap or similar agreement that transfers the economic consequences of the ownership of its ordinary shares; (iii) not to proceed to any capital increase or issue of securities, convertible or exchangeable or exercisable into its ordinary shares; and (iv) not to publicly disclose any intention to do any of the aforementioned; any transactions carried out in the ordinary course of business in order to facilitate customer transactions, or expressly provided in the business plan that the Bank has procured in accordance with Article 6 paragraph 2 of Greek Law 3864/2010 are excluded. Additionally, the Lock-up Undertaking does not apply to shares issued upon conversion of convertible financial instruments, where the repayment of such instruments is still pending at the date of the Presubscription Agreement. The HFSF can grant waivers in writing or decide in its sole discretion to release any securities subject to the Lock-up Undertaking.

Additional Reporting Requirements for Banks

        Following the adoption of Basel II guidelines, the Governor of the Bank of Greece issued Act No. 2606/2008 determining the new reporting requirements for banks in Greece. This Act was replaced by Act 2651/20.01.2012, which re-determines the periodic reporting requirements of credit institutions towards the Bank of Greece.

        The reporting requirements include the following reports:

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

  Capital Requirements in Our Foreign Markets

        Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. Since June 2012, Turkish banks have been required to measure and report their capital adequacy in compliance with Basel II, as adopted in Turkey. Within the framework of Basel III, as adopted in Turkey, requirements regarding regulatory capital, liquidity, leverage and counterparty credit risk measurement are either required to be implemented or expected to be implemented gradually between 2014 and 2019. Although the impact on Finansbank's capital ratios from adopting Basel II was positive, requirements relating to the implementation of Basel III may have an adverse effect on Finansbank's capital ratios. In addition, Serbia fully adopted the Basel II framework as at January 1, 2012. Romania, Bulgaria, Cyprus and Malta in their capacity as EU members, have already adopted the CRD IV framework.

Deposit and Investment Guarantee Fund

        The Hellenic Deposit Guarantee Fund (the "HDGF") commenced its operations in September 1995. Pursuant to Greek Law 3746/2009 as currently in force, the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") operates as a private law entity and a general successor of the HDGF provided for by virtue of article 2 of Greek Law 2832/2000. The HDIGF has its registered seat in Athens, is supervised by the Minister of Finance, is not a public organization or a state owned legal entity and does not belong to the Greek public sector. It is managed by a seven-member board of directors. The Board shall be chaired by one of the Deputy Governors of the Bank of Greece who is appointed as the Chairman of HDIGF's board of directors. Of the remaining six members, one comes from the Ministry of Finance, three from the Bank of Greece and two from the Hellenic Bank Association. Members of the above board of directors are appointed by a decision of the Minister of Finance and have a five-year tenure. The initial capital of HDIGF's was paid by the Bank of Greece and the Hellenic Bank Association, with a participation in the fund's constitutive capital at 60% and 40%, respectively.

        According to Greek Law 3746/2009, the HDIGF was founded with the objective to indemnify (1) depositors of banks participating in the HDIGF obligatorily or at their own initiative who are unable to fulfill their obligations towards their depositors and (2) investors—clients of banks, in relation to the provision of investment services from these banks in case the latter are unable to fulfill their obligations from the provision of covered investment services. Greek Law 4021/2011, which amended Greek Law 3746/2009, expanded the HDIGF's scope, to cover the provision of financing to banks placed under the resolution measures of articles 141 and 142 of Greek Law 4261/2014. Thus, apart from the already existing Depositors' Coverage Branch and Investors' Coverage Branch, a Resolution Branch was further established and funded by contributions from banks. All authorized banks in Greece are obliged to participate in the aforementioned branches of the HDIGF.

        The maximum coverage level for each depositor at a credit institution under Greek Law 3746/2009 is EUR 100,000, taking into account the total amount of its deposits with a bank minus any due and payable obligations towards the latter. This amount is paid in euros to each depositor as an indemnity irrespective of the number of accounts, the currency, or the country of operation of the branch in which it holds the deposit. In case of joint bank accounts, as defined by Law 5638/1932 (Government Gazette 307/A), each depositor's share (which is rebuttably presumed to be 50%) shall be taken into account for the purposes of the calculation of the maximum indemnification amount, as analyzed above.

        The HDIGF also indemnifies the investors-clients of banks participating in the HDIGF with respect to claims from investment services falling within the scope of Greek Law 3646/2009, up to the amount of EUR 30,000 for the total of claims of such investor, irrespective of covered investment services, number of accounts, currency and place of provision of the relevant investment services. In case the investors of HDIGF member credit institutions are co-beneficiaries of the same claim to guaranteed investment services, each investor's share (which is rebuttably presumed to be 50%) in the claim shall be taken into account for the purposes of the calculation of the maximum indemnification amount, as analyzed above.

        The HDIGF is funded by the following sources: its founding capital, the initial and annual contributions of banks obligatorily participating in the HDIGF and supplementary contributions, as well as special resources coming from donations, liquidation of the HDIGF's claims, and the management of the assets of the HDIGF's Deposit Cover Scheme.

        In July 2010 the European Commission submitted a "Proposal for a directive of the European Parliament and the Council on Deposit Guarantee Schemes. Following adoption of the draft directive by the Council on March 3, 2014, the European Parliament adopted it in April 2014.

Payment Services in the Internal Market

        Directive 2007/64/EC on the Payment Services Directive ("PSD") provides for common rules on electronic payments (e.g., payments through the use of debit card or money transfers) in 30 European countries (i.e., countries of the EU, Iceland, Norway and Lichtenstein). The PSD regulates in detail the information that must be provided to the users of the payment services and renders the payments faster and more secure. It also permits to the new entities called "payment institutions" (e.g., companies of money transfers, retailers, telecommunication companies) to provide payment services in parallel to banks as "payment services providers". The PSD covers any kind of payment through electronic means and no cash, from transfer of credit and direct charge orders to payments through the use of a card (including credit cards), wire transfers and payments through the use of a mobile phone and internet, excluding the payments with cash and checks. Payments in every European currency, not only euro, are covered, under the condition that the payment service providers of both the payer and the payee are located in one of the 30 European countries.

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

        More specifically, customers receive, free of charge, in paper or in electronic form, the Framework Contract, which describes in detail the terms under which the payment services are provided. These terms are ones mandated by law and applicable to existing contracts with customers, to the extent that these contracts include the provision of payment services, and override any contrary agreement. Customers have the right to raise objections within two months after the notification of the Framework Contract to them, should they not wish to continue trading with the bank without bearing any liability, unless the parties had already agreed to comply with the terms of a preceding contract, which in any case cannot have a duration of more than one (1) month.

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

  •
  There was a non-execution or defective execution of the payment transaction by the Bank.

Settlement of Amounts Due by Indebted Individuals

        On August 3, 2010, Greek Law 3869/2010 was put in force (Government's Gazette A, 130/3.8.2010) with respect to the "settlement of amounts due by indebted individuals" and was modified mainly by Greek Laws 3996/2011, 4019/2011 and 4161/2013. The law allows the settlement of amounts, due to credit institutions by individuals evidencing permanent inability to repay their debts, by arranging the partial repayment of their debts for four years and writing off the remainder of their debts, provided the terms of settlement are agreed. All individuals, both consumers and professionals, are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law.

        This regulatory regime allows the settlement of all amounts due to credit institutions (consumer, mortgage and commercial loans either promptly serviced or overdue), as well as those due to third parties with the exception of debts from intentional torts, administrative fines, monetary sanctions, debts from taxes, charges due to the State or levies to Social Security funds and debts from loans granted from Social Security funds under the provisions of articles 15 and 16 of Greek Law 3586/2007.

        Debts must have been contracted more than one year before the application date and relief may be used only once. According to Greek Law 3869/2010, the procedure has three steps: (1) a discretionary out of court mediation process; (2) an in-court settlement; and (3) a judicial re-structuring of debts (debts discharge).

        For the purposes of this law, banks must deliver a full credit analysis of their claims (including capital, interest expenses, as well as the interest rate), charge free, within 10 working days from the debtor's request, and simultaneously inform the debtor of the amount that corresponds to the 10% of the last performing installment.

        In case of in court settlement, the debtor must apply to the local court of first instance and present evidence regarding its property, income, debts and a settlement proposal. As from the submission of the application for settlement and until the issuance of the relevant judicial decision the debtor must pay a portion of his income to his or her creditors in monthly disbursements. Specifically, the minimum amount paid by the debtor corresponds to 10% of the installments the debtor had to pay to all the creditors at the day of the submission of the application (not less than EUR 40 per month). In case the debtor intentionally delays the payment of the set installments for more than three months, the court may order cancellation of the settlement plan, upon the application of any creditor submitted within four months of the breach.

        If the settlement proposal is not accepted by the creditors, or the requirements for the substitution of consent of the creditors who do not agree are not met, the procedures for the judicial debt discharge/restructuring are activated. In that case, the court proceeds with issuing its ruling on the petition. If the court rules that the debtor's property and income are inadequate after taking into consideration the particular circumstances of the case it will specify an amount that the debtor has to pay, on a monthly basis for a period of three to five years directly to all his creditors (except if the court rules otherwise).

        If the court rules that liquidation of the property of the debtor is required, it proceeds with the appointment of a liquidator. Secured creditors are satisfied according to their privilege from the product of the liquidation. However, it is possible for the debtor to submit a liquidation proposal requesting the exemption of its primary residence (not only in case of full ownership but also in case of bare ownership and usufruct) from the property under liquidation, provided that the primary residence does not exceed the tax free limits set by the tax laws for the acquisition of first residence +50%. In this case, the court can rule on the settlement of claims corresponding to up to 80% of the fair market value of the primary residence at a floating or fixed interest rate and with a potential settlement period of up to 35 years, depending also on the duration of the contract.

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

        In addition, pursuant to Greek Law 4224/2013 and Cabinet Act 6/2014, an intergovernmental council for the management of private debt (the "Council") has been created with the following objectives:

  (i)
  to define policies in connection with the organization of a comprehensive mechanism for the efficient management of non-performing private loans;

  (ii)
  to make proposals for the amendment of the existing legal framework on matters of substance and process to enhance the effectiveness of private debt resolution issues, including the acceleration of the procedures relating to delayed loan repayment and the improvement of the legal framework governing the real estate market;

  (iii)
  to define actions of public awareness for the purpose of directly and efficiently informing and supporting citizens and other interested parties with respect to taking decisions on the above matters; and

  (iv)
  to create a network providing advisory services on debt management issues.

        Moreover, Greek Law 4224/2013 provides that the Council defines the principles related to the "cooperating borrower" and assesses on an annual basis and based on annual data published by the Hellenic Statistical Authority the "reasonable living expenses" which should be incorporated into the so-called Banks' Code of Conduct for the management of non-performing debts (see "—Restrictions on Enforcement of Granted Collateral")

        Finally, Greek Law 4224/2013 provides that the Consumer Ombudsman will act as mediator between lenders and borrowers for the purpose of settling non-performing loans mainly in connection with matters relating to the application of the above-mentioned Banks' Code of Conduct for the management of non-performing debts.

Facilitation Program

        Greek Law 4161/2013 established a facilitation program allowing individuals in financial distress to service their loans by paying reduced monthly installments for a prescribed period of time. The facilitation program applies exclusively to loans contracts entered into no later than June 30, 2010 and which have not fallen due, are secured on residential property and owed to credit institutions, financial institutions and credit companies.

        Those eligible for the facilitation program are individuals whose total household income at the time of submission of the application has fallen by at least 20% since 2009. The provisions of Greek Law 4161/2013 set forth additional eligibility criteria relating, among others, to the value of the debtor's primary residence and total immovable property, as well as to the total annual household income. Debtors who benefit from the facilitation program are subject to an ongoing duty of disclosure of their financial status, and failure to comply with that duty results in the debtor's removal from the scheme. Moreover, it should be noted that the facilitation program is granted only once and for a maximum grace period of 48 months. After the grace period, the facilitation program is automatically terminated and the debtor, if not otherwise agreed, fulfills his contractual obligations as agreed prior to the facilitation program and the duration for performing the contract is prolonged for a period equal to the grace period.

        Credit institutions in Greece cannot terminate the contracts of individuals who have joined the facilitation program and must refrain from pursuing any enforcement proceedings against the debtor and guarantor.

        The original deadline for submission of applications for participation in the facilitation program was January 16, 2014. However, according to Ministerial Decision Z1-32/2014, this deadline has been extended for three more months.

Consumer Services

        Credit institutions in Greece are also subject to various legislation that seeks to protect consumers from abusive terms and conditions, most notably Greek Law 2251/1994. Such legislation sets forth rules on the marketing and advertisement of consumer financial services, prohibits unfair and misleading commercial practices and includes penalties for violations of such rules and prohibitions.

        At the same time, numerous consumer protection issues are regulated through administrative decisions, such as Decision No. Z1-798/2008 of the Minister of Development on the prohibition of general terms which have been found to be abusive by final court decisions (as amended by Decision Nos. Z1-21/2011 and Z1-74/2011 of the Deputy Minister of Labor and Social Solidarity). Also, the Governor of the Bank of Greece Act No. 2501/2002 includes certain disclosure obligations relating to the provision of banking services by credit institutions.

        Ministerial Decision Z1-699 (Government Gazette Issue B; 917/23.6.2010) transposed into Greek Law Directive 2008/48/EC on credit agreements for consumers and repealing Council Directive 87/102/EEC, as amended by Directive 2011/90. Ministerial Decision Z1-699 provides for increased consumer protection in the context of consumer credit transactions and prescribes, among others, the inclusion of standard information in advertising and the provision of pre-contractual and contractual information to consumers.

        Decision Z1-699 has been amended by ministerial decision Z1-111/7.3.2012 (Government Gazette Issue B/627/7.3.2012), in force since January 1, 2013, which incorporated into Greek Law Directive 2011/90/EU and introduced additional criteria for the calculation of the total annual realized interest rate.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a Member State of the EU, fully complies with FATF recommendations and the relevant EU legal framework.

        Since 2012, no major changes were introduced in the legislation governing Money Laundering and Terrorist Financing. With regard to the regulatory framework, the following improvements occurred:

  •
  The FATF standards have been revised to strengthen the requirements for higher risk situations, and to allow financial institutions to take a more focused approach in areas, where high risks remain or implementation could be enhanced. Banks should first identify, assess and understand the risks of money laundering and terrorist finance that they face, and then adopt appropriate measures to mitigate the risk. The risk-based approach allows them, within the framework of the FATF requirements, to adopt a more flexible set of measures, in order to target their resources more effectively and apply preventive measures that are commensurate to the nature of risks, in order to focus their efforts in the most effective way.

  •
  In view of the above, the Bank of Greece issued two Decisions (No. 94/23/2013 and 95/10/2013) which further strengthen the regulatory framework within which the supervised entities in Greece operate. The amendments mainly harmonize the applicable regulations to the revised FATF recommendation with respect to Politically Exposed Persons ("PEPs") by categorizing local PEPs as high-risk customers; introduce criteria for the use of simplified due diligence by electronic money institutions; and impose additional obligations for suspicious transactions reporting to the supervised banks, pertaining to the cross-border transfer of funds as well as data on high-risk banking products and customers.

Equity Participation

Equity Participation by Banks in other Companies

        Greek Law 4254/2014 (which has replaced Greek Law 3601/2007 in its entirety) does not contain any provision regulating equity participations by Greek credit institutions in other companies.

        Regulation 575/2013, which applies directly since January 1, 2014, to all member states (including Greece) provides in article 89 that competent authorities of EU member states shall publish their choice on the requirements applicable to acquisitions by credit institutions of qualifying holdings in other companies, based on the choices made available in article 89 of Regulation 575/2013. Currently no such publication has yet been made by the Bank of Greece.

        Under the previously applicable Greek Law 3601/2007, the Act of the Governor of Bank of Greece No. 2604/2008, as amended by decision 281/10/17.03.2009 of the Banking and Credit Committee, had been issued regarding the conditions for the acquisition or increase in a qualifying holding in the share capital of banks, financial institutions, insurance and re-insurance companies, investment firms, information technology companies, real estate property management companies, asset and liability management companies, paying systems management companies, external credit assessment institutions and financial data collection and processing companies.

        Following the enactment of Greek Law 4261/2014, it is not clear whether the Act referenced above still applies or the extent to which it is applicable.

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, as currently in force, and must notify the European Commission, provided that they have community dimension within the meaning of Regulation no. 139/2004 on the control of concentrations between undertakings (as supplemented by Commission Regulation (EC) 802/2004).

        The Hellenic Capital Markets Committee ("HCMC") and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies according to Greek Law 3556/2007, the implementing HCMC decisions and the ATHEX Regulation.

Equity Participation in Greek Credit Institutions

        Article 23 of Greek Law 4261/2014 and the relevant Acts of the Governor of the Bank of Greece, establish a specific procedure for the notification to the Bank of Greece of a natural or legal person's intention to acquire or increase or dispose a holding exceeding certain enumerated thresholds (i.e., 20%, 1/3 and 50% of voting rights or equity participation in or control of a bank that has been licensed by the Bank of Greece). The applicant acquirer is assessed and, in some cases, approval is required for the intended acquisition.

        Executive Committee Act No. 22 of Bank of Greece, issued on July 12, 2013, codifies the provisions regarding the establishment and operation of credit institutions in Greece and the acquisition of a qualifying holding in a credit institution. Furthermore, this act specifies the necessary information for the prudential assessment of the proposed shareholders, the proposed members of the management body and the proposed key function holders of a credit institution by the Bank of Greece under the CEBS and EBA guidelines.

        As at November 4, 2014, the supervisory tasks described above shall be conferred to the ECB in cooperation with the Bank of Greece.

EU Regulation Proposals

Recovery and Resolution Directive

        In Europe, the U.S. and elsewhere, there is increased political and regulatory pressure to introduce recovery and/or resolution planning requirements for banks and other financial institutions as a solution to the issues raised by financial institutions that are considered "Too Big to Fail".

        On May 6, 2014, the Council of the European Union adopted the RRD. The powers provided to authorities in the RRD are divided into three categories: (a) preparatory steps and plans to minimize the risks of potential problems (preparation and prevention); (b) in the event of incipient problems, powers to arrest a bank's deteriorating situation at an early stage so as to avoid insolvency (early intervention); and (c) if insolvency of an institution presents a concern as regards the general public interest, a clear means to reorganize or wind down the bank in an orderly fashion while preserving its critical functions and limiting to the maximum extent any exposure of taxpayers to losses in insolvency (resolution).

        The RRD contains four resolution tools and powers: (a) sale of business, which enables resolution authorities to the sale of the institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (b) bridge institution, which enables resolution authorities to transfer of all or part of the business of an institution to a "bridge bank" (a publicly controlled entity); (c) asset separation, which enables resolution authorities to transfer impaired or problem assets to an asset management vehicle to allow them to be managed and worked out over time; and (d) bail-in, which gives resolution authorities the power to write down the claims of senior unsecured creditors of a failing institution and subordinated creditors and to convert unsecured debt claims to equity (subject to certain parameters as to which liabilities would be eligible for the bail-in tool).

        Except for the senior debt bail-in tool (which is expected to be implemented by January 1, 2016), it is contemplated that the measures set out in the RRD (including the power of authorities to write off non-common Tier I and Tier II capital) will be implemented in Member States with effect from January 1, 2015.

        The powers set out in the RRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors.

        In January 2012, the Governor of the Bank of Greece issued Act No. 2648/19.01.2012 determining the regulatory requirements for the submission of recovery and resolution plans by the Greek financial institutions.

Proposed EU regulation on mandatory separation of certain banking activities

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the High Level Expert Group (the Liikanen Group) on the mandatory separation of certain banking activities. The proposed regulation contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading. The new rules would also give supervisors the power to require those banks to separate certain trading activities from their deposit-taking business if the pursuit of such activities compromises financial stability. Alongside this proposal, the Commission has adopted accompanying measures aimed at increasing transparency of certain transactions in the shadow banking sector.

        The proposed regulation will apply to European banks that will eventually be designated as global systemically important banks ("G-SIBs") or that exceed the following thresholds for three consecutive years: a) total assets are equal or exceed EUR 30 billion; b) total trading assets and liabilities are equal or exceed EUR 70 billion or 10% of their total assets. The banks that meet either one of the aforementioned conditions will be automatically banned from engaging in proprietary trading, defined narrowly as activities with no hedging purposes or no connection with customer needs. In addition, such banks will also be prohibited from investing in or holding shares in hedge funds, or entities that engage in proprietary trading or sponsor hedge funds. Other trading and investment banking activities—including market-making, lending to venture capital and private equity funds, investment and sponsorship of complex securitization, sales and trading of derivatives—are not subject to the ban, however they might be subject to separation.

        The proprietary trading ban would apply as of January 1, 2017 and the effective separation of other trading activities would apply as of July 1, 2018.

EU Financial Transactions Tax

        On February 14, 2013 the European Commission published a legislative proposal on a new Financial Transactions Tax (the "FTT"). The proposal followed the Council's authorization to proceed with the adoption of the FTT through enhanced cooperation (i.e., adoption limited to 11 countries, including Greece). Although implementation was originally envisaged for January 1, 2014, the process has been delayed.

        Given the concerns voiced by both the financial sector and business associations, it is unclear how the FTT will proceed and when it will be implemented. If adopted, the impact on the 'real economy' of the FTT as currently envisaged (especially for corporations) could be severe as many financial transactions are made on behalf of businesses that would bear the additional costs of the tax. For example, a transaction tax would raise the cost of the sale and purchase of corporate bonds in a time where it is widely acknowledged that access to capital markets by corporate issuers has to be incentivized.

Constraints on the Use of Capital

        There are no constraints on the use of capital that have or may have a significant impact, directly or indirectly, on the Group's activities, except for the constraints imposed by the banking regulations discussed above, including the constraints pursuant to par. 3, article 1 of Greek Law 3723/2008 regarding the Hellenic Republic Bank Support Plan (restrictions on the distribution of dividends to a maximum of 35%) and article 28 of Greek Law 3756/2009 (prohibition of acquiring own shares for the whole period the Bank is participating in the Hellenic Republic Bank Support Plan—see Item 8.A, "Consolidated Statements and other Financial Information—Policy on Dividend Distributions" and "—The Hellenic Republic Bank Support Plan") and the Relationship Framework Agreement signed with HFSF, following the Bank's recapitalization pursuant to Greek Law 3864/2010 (see "—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework").

Interest Rates

        Under Greek law, interest rates applicable to bank loans are not subject to a legal maximum, but they must comply with certain requirements intended to ensure clarity and transparency, including with regard to their readjustments. Specifically, Governor of the Bank of Greece Act No. 2501/31.10.2002 and Decision No. 178/19.7.2004 of the Banking and Credit Committee of the Bank of Greece provide that credit institutions operating in Greece should, among others, determine their interest rates in the context of the open market and free competition rules, taking into consideration the risks undertaken on a case-by-case basis, as well as potential changes in the financial conditions and data and information specifically provided by parties for this purpose.

        Limitations apply to the compounding of interest under Greek law. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Greek Law 2789/2000 and article 39 of Greek Law 3259/2004, as in force. Greek credit institutions must also apply article 150 of Greek Law 4261/2014 on interest rates of loans and other credits pursuant to which credit institutions are precluded from accounting for interest income from loans which are overdue for more than a three month period or a six month period in case of loans fully secured by real estate which are given to private individuals.

Secured Lending

        According to Greek Law 4261/2014, Greek credit institutions are permitted to grant customers loans and credit that are secured over real estate and movable assets of the debtor (including cash).

        The provisions of legislative decree 17.7/13.08.1923 regulate issues regarding the granting of loans secured by in rem rights and law 3301/2004 regulates issues regarding financial collateral arrangements.

        Mortgage lending is extended mostly on the basis of mortgage pre-notations, which are less expensive and easier to record than mortgages and may be converted into full mortgages upon final non appealable court judgment.

Compulsory Deposits with the Bank of Greece

        The compulsory reserve requirement framework has been amended in accordance with Eurosystem regulations. As from January 2012, the compulsory reserve requirement ratio set by Eurosystem regulation is 1% for all categories of deposits to clients comprising the commitment base, with the exception of the following categories, to which a zero ratio applies:

  •
  deposits with agreed maturity over two years;

  •
  deposits redeemable at notice over two years;

  •
  repos; and

  •
  debt securities with agreed maturity over two years.

This commitment ratio applies to all credit institutions in Greece.

Restrictions on Enforcement of Granted Collateral

        According to Greek Law 3814/2010, the forced auctions initiated either by credit institutions or by companies providing credit or by their assignees to satisfy claims not exceeding EUR 200,000 were suspended until and including June 30, 2010. Following successive extensions that were granted pursuant to the relevant provisions (article 40 of Greek Law 3858/2010, article 1 of Greek Law 3949/2011, article 46 of Greek Law 3986/2011, article 1 of Greek Law 4047/2012 and article 1 of Greek Law 4128/2013), the above suspension has been extended until December 31, 2013.

        Moreover, according to Law 4224/2013 which was published on December 31, 2013, from January 1, 2014 until December 31, 2014 enforcement of auctions were suspended concerning the primary residence of individuals are suspended and to be declared as such in their last income tax return provided that their assessed market value does not exceed the amount of EUR 200,000, under the condition that the following criteria are cumulatively met; (a) the debtor's family annual declared net income is lower than EUR 35,000; (b) the total value of the debtor's assets and property does not exceed the amount of EUR 270,000 of which the total value of the debtor's deposits in Greece and abroad as of November 20, 2013 does not exceed the amount of EUR 15,000. Those properties that do not fall under the criteria of the new law are no longer protected from foreclosure and auction proceedings. During the aforementioned suspensions, debtors are obliged to pay monthly installments. Nevertheless, in exceptional cases (e.g., debtors with no income), there is an option of zero amount payments.

        Furthermore, enforcement of collateral has been affected by Greek Law 3869/2010, as it was amended by the Law 4161/2013, regarding restructuring of individuals' debt through a court application. As at December 31, 2012, customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 839 million and as at December 31, 2013 EUR 1,838 million.

        In addition to the above, new measures have recently been announced. Specifically, according to Law 4224/2013 a decision of the Bank of Greece concerning the issuance of a Code of Conduct for management of non-accruing private debt, will be made public and enforced by December 31, 2014 at the latest.

Changes to Taxation

        The Greek income taxation framework was significantly amended and reformed by virtue of the recently introduced new Greek Income Tax Code (Greek Law 4172/2013 as amended and in force by Greek Laws 4223/2013 and 4254/2014, the "New Income Tax Code" or "NITC"), which replaced the previous Income Tax Code (i.e., Greek Law 2238/1994, as in force for income generated within 2013, the "ITC"). The NITC is applicable for income generated for tax years starting as of January 1, 2014.

Taxation of Shares

Taxation of the Bank

        According to the ITC, as applicable for income received during 2013, the Bank's income tax for year 2013 was calculated at a rate of 26% on the Bank's total taxable income.

        For income received in 2014 onwards, the provisions of the NITC will apply; under the provisions of the NITC the nominal corporate tax rate, applicable to the Bank, will continue to be 26%.

Taxation of Dividends

        Under the NITC, dividends received by a shareholder who is a natural person who is (i) a Greek tax resident, or (ii) a foreign tax resident, are subject to tax imposed on the dividend at a rate of 10% (unless an applicable tax treaty provides otherwise) withheld by the Company, which exhausts the tax liability of the above shareholder with respect to such income. The treaty between Greece and the United States for the avoidance of double taxation and the prevention of fiscal evasion (the "Treaty") does not limit the rate of Greek taxation on dividends. In the case of natural person Greek tax residents, the dividend is characterized under NITC as 'capital income' and is declared in the annual income tax return of the shareholder.

        If the shareholder is (i) a legal person or legal entity, tax resident of Greece, or (ii) a foreign tax resident legal person or legal entity with a permanent establishment in Greece and the shares are effectively connected with or held by such Greek permanent establishment, then withholding tax is imposed on the dividend at a rate of 10%. The dividend payment to such shareholder is thereafter treated as "business income" under the NITC and is declared in the annual income tax return. The 10% tax withheld by the Company is credited against the shareholder's annual corporate income tax due for this income, which under the NITC is 26%, and, in case the amount withheld is larger than the amount due under the annual income tax return, then the difference amounts to a tax credit to the shareholder.

        If the shareholder is a foreign tax resident legal person or legal entity (that does not maintain a permanent establishment in Greece with which the shares are effectively connected), the dividend payment is subject to withholding tax at a rate of 10% (or a lower rate provided by an applicable tax treaty) and such withholding shall exhaust the tax liability of such shareholder with respect to such income. It is noted that, based on the participation exemption system provided in the NITC and implementing Directive 2011/96/EU, dividends received by a company which, among other conditions, is a resident of an EU Member State and participates in a Greek company with a minimum 10% participation for an uninterrupted period of at least 2 years, are exempt from taxation.

Taxation of Capital Gains from the Sale of Shares

        Natural persons holding less than 0.5% of the share capital of the issuer are not subject to the capital gains tax regardless of whether they are Greek tax residents.

        By virtue of the NITC, capital gains realized from the transfer of shares by natural persons, who hold 0.5% or more of the share capital of the issuer and who are tax residents of Greece and do not act in the context of a business, shall be subject to a 15% tax, after setting off losses of the same or previous five fiscal years from the sale of listed shares. This tax exhausts the tax liability of the same individuals with respect to such income. Generally, the taxable capital gain equals to the difference between the consideration received from the disposal of the shares and their acquisition price, both prices being determined on the basis of the transaction receipts issued by the relevant intermediary bank or investment services firm and submitted to HELEX at the settlement date.

        Pursuant to the NITC, capital gains from the sale of shares generated by natural persons holding 0.5% or more of the share capital of the issuer and that are tax residents of other countries that have tax treaties with Greece are not subject to Greek taxation provided that such individuals file with the Greek tax authorities documentation required under the relevant tax treaty to prove their tax residence.

        In the case of capital gains from the disposal of shares realized by natural persons, who hold 0.5% or more of the share capital of the issuer and who are tax residents of Greece and act in the context of a business, such gains shall be taxed at a rate of 26% for the first EUR 50,000 and 33% thereafter, after adding all annual business profits and deducting from the sum any losses arising on the same or previous fiscal years (up to five years) from business activity of a domestic origin only and any tax deductible expenses. The decision of the Ministry of Finance 1105/11.4.2014 defines the conditions under which individuals are deemed to realize 'business profits' through the disposal of listed shares.

        Capital gains from the disposal of the shares that are realized by legal entities which have their tax residence or maintain a permanent establishment in Greece with which such gains are effectively connected, shall be subject to corporate income tax at a rate of (i) 26%, if the legal entity maintains double-entry fiscal accounting books in Greece or (ii) 26% for the first EUR 50,000 and 33% thereafter, if the legal entity keeps single-entry fiscal accounting books in Greece.

        Capital gains from the sale of shares generated by legal entities that are residents of other countries that have tax treaties with Greece are not subject to Greek taxation provided that such entities file with the Greek tax authorities documentation required under the relevant tax treaties to prove their tax residence and provided that the relevant treaty exempts such gains from Greek taxation. For legal entities that do not maintain a permanent establishment in Greece and which are resident in a country that either does not have in place a tax treaty with Greece or are resident in a country which has a tax treaty with Greece but the tax treaty does not provide for an exemption from Greek taxation of capital gains, such legal entity may arguably either not be subject to the capital gains tax, or be treated in the same manner as legal entities which are tax resident in Greece and therefore be taxed at a rate of (i) 26%, if the legal entity maintains double-entry fiscal accounting books or (ii) 26% for the first EUR 50,000 and 33% thereafter, if the legal entity keeps single-entry fiscal accounting books. U.S. entity investors should note that the Treaty does not limit (or provide an exemption from) Greek taxation on capital gains. To date, no guidance has been provided by the Greek tax administration, and precedents do not exist, as to how any potential tax on capital gains generated by non-Greek entities from the sale of listed shares of Greek companies would be assessed and collected.

        The Greek legislation addressing taxation of gains from disposition of shares is new and therefore investors should consult their tax advisors regarding the taxation of disposition of shares in their particular circumstances.

Transaction Tax on Sales of Listed Shares on the ATHEX

        A transaction tax is imposed on the sale of shares listed with ATHEX. Such tax is imposed at a rate of 0.2% on the share transfer price and is borne by the seller, whether the seller is a natural or legal person, regardless of tax residency, and irrespective of any tax exemptions applicable.

Transfer Charges

        The Hellenic Central Securities Depositary S.A. ("HCSD") charges a levy (currently at 0.0325%) to the buyer and the seller to cover settlement costs. The sale and transfer of shares listed on the ATHEX over-the-counter is also subject to a levy currently at 0.0325% (min EUR 20) or 0.08% (calculated on the basis of the higher of the price agreed by the parties to the relevant transaction and the closing market price for the relevant shares at the date of the relevant transaction) and charged to the buyer and the seller by the HCSD to cover settlement costs. Each of the buyer and the seller also pays a freely negotiable commission to the brokers.

Stamp Duty

        The issuance and transfer of the shares as well as the payment of dividends is exempt from stamp duty in Greece.

Taxation on Over-the-Counter Share Lending Transactions

        Article 4(4) of Greek Law 4038/2012 imposes a transaction tax of 0.2% on share lending transactions effected over the counter if such shares are listed on the ATHEX, while no stamp duty applies on the relevant agreement. The 0.2% tax is calculated on the value of the shares lent and is borne by the lender, whether individual or legal entity, regardless of the nationality and tax residency, domicile or registered seat and of whether they are exempt from any other tax or fee prescribed by other laws.

Tax Residence Provisions Effective under the NITC

        According to the provisions of article 4 of the NITC, an individual is considered a tax resident of Greece if one of the following conditions is met:

  •
  the individual maintains a permanent or principal residence or usual abode or center of living interests (i.e., their personal or financial or social relations) in Greece; or

  •
  the individual is a consular or diplomatic or public official or public servant having the Greek nationality and serves abroad.

        Although this paragraph does not exclude application of the above, an individual that is physically present in Greece for a period exceeding 183 days during a calendar year which coincides with the fiscal year, either uninterrupted or at intervals, is considered a tax resident of Greece from the first day of presence, excluding individuals present in Greece only for tourist, medical, curative or other similar reasons for a period not exceeding 365 days (including short intervals abroad).

        A legal entity or other entity is considered a tax resident of Greece if one of the following conditions is met:

  •
  it has been incorporated or established according to the Greek legislation;

  •
  it has its registered seat in Greece; or

  •
  the place of effective management is located in Greece (the exercise of effective management in Greece for any period during the tax year is sufficient).

        Companies that are established and operate according to Greek Law 27/1975 (on the taxation of vessels) and Greek Law 2687/1953 (on the investment and protection of foreign capital) are explicitly excluded from the application of the new provisions on tax residence.

Inheritance or Succession Taxes

        Inheritance or succession taxes are payable in Greece on shares of Greek domiciled companies on a progressive system which depends on the degree of the relationship between the deceased and the beneficiary. The taxable basis for stock exchange listed shares is prescribed in Greek Law 2961/2001, as amended and currently in force.

Gift Tax (Donation Taxes)

        A similar system of progressive taxation applies to the donation of listed shares.

Strategy

        The past year was marked by significant developments in the Greek economy. Although the Greek economy remained in recession in 2013 (with GDP contracting by 3.9%), it was milder than in previous years and lower than initial estimates from EC, IMF and those used by BlackRock in their baseline and adverse scenarios. According to the EC, Greek GDP is expected to rebound by 0.6% in 2014 and to gain further strength in 2015 with GDP projected to grow at 2.9%. Recent data supports the view that confidence is improving and that the first signs of recovery are appearing (current account surplus of 0.7% of GDP and primary fiscal balance of 0.8% of GDP in 2013; Source: EU Commission 4th Review of Greek program, April 2014).

        We will seek to capitalize on our competitive strengths in order to actively participate in the recovery of the Greek economy while continuing to benefit from the diversification benefits and growth potential offered by our international presence. Our strategic priorities include the following:

  •
  Strengthen capital position.

    We have strengthened our capital base through the capital increase approved by the General Assembly of the Bank's shareholders on May 10, 2014 and which was completed on May 13, 2014. The Bank issued 1,136,363,637 shares and raised EUR 2,500 million. We aim to further strengthen our capital base through the capital action plan we have agreed with the Bank of Greece (see "Recent Developments").

    The Group's capital was depleted due to our participation in the PSI (total impairment for the exchanged Greek government bonds and loans amounted to EUR 11.8 billion) and was restored following the recapitalization of the Bank in June 2013 through a share capital increase of EUR 9,756 million, of which EUR 1,079 million was subscribed by private investors and EUR 8,677 million by the HFSF. Furthermore, the Group improved its capital base through liability management exercises (which included buybacks of covered bonds, hybrid instruments and U.S. Preference Shares) as well as the sale of non-core assets, such as the disposal of 66.0% of its participation interest out of the 100% held in the NBG Pangaea REIC subsidiary. We have identified a number of further potential capital actions that we will seek to implement. Of these capital actions, the Bank of Greece has recognized and approved EUR 1,040 million for inclusion in our capital plan, deemed executable within the near term, including the disposal of our subsidiary Astir Palace, which was agreed in February 2014 and is expected to be completed by the end of 2014, and the impact of the VRS which was completed in 2013.

    The 2014 capital increase further strengthens our capital position, covering the remaining capital shortfall assessed by the Bank of Greece following the 2014 Stress Tests, strengthening our capital position under Basel III rules on a fully-loaded basis and providing further capital flexibility, including the option to apply to repay the Greek State Preference Shares when appropriate and subject to regulatory consents.

  •
  Enhance net interest income before provision for loan losses.

    We are focused on further improving net interest income before provision for loan losses through a combination of business initiatives targeted at improving revenues and cost-cutting measures.

    We seek to benefit from the improving macroeconomic sentiment in Greece, offering the potential for recovery in core revenues (net interest income before provision for loan losses and net fee and non interest income). Revenue enhancement initiatives include selective domestic credit disbursements to high margin sectors, fee income recovery led by bancassurance and loan origination and successful implementation of domestic time deposit repricing. Furthermore, we seek to continue to benefit from the diversification offered by our international operations, and to capture the upside from normalization in the Turkish macroeconomic environment through our subsidiary Finansbank.

    Additionally, the Bank has reduced its operating expenses in the domestic market through process redesign intended to rationalize personnel costs as well as optimization of central and administrative functions. The VRS completed by the Bank in 2013 is expected to further significantly reduce the Bank's personnel costs.

  •
  Preserve strong liquidity position.

    We seek to maintain our low domestic loans-to-deposits ratio. To achieve this, we will aim to continue to attract new loyal deposits through our branch network in Greece, taking advantage of the gradual recovery of the macroeconomic and banking environment. We continue to be focused on core deposits (savings and current accounts) which we view as the most attractive deposits segment and in which we enjoy a strong position.

    Internationally, we aim to manage our activities, so that each country self-funds. We have historically managed to grow our deposits in line with our loan growth trajectory hence maintaining a healthy loans-to-deposits ratio and we expect to continue to do so in the future.

    In order to diversify our funding structure, we also seek to utilize other sources of liquidity, including accessing international debt capital markets and interbank funding. On April 30, 2014, the Group issued a EUR 750 million senior unsecured bond maturing in 2019, bearing an interest rate of 4.375% and a yield of 4.5% at the time of pricing, and on April 25, 2014, Finansbank issued USD 500 million senior unsecured bonds, with an interest rate of 6.25%, maturing in 2019 further diversifying and adding term to its funding structure.

  •
  Maintain asset quality and actively manage loans in arrears to maximize recovery.

    In response to the economic crisis, the Bank has reviewed and tightened its credit approval criteria. The strengthened risk management framework is supported by the senior management team of the Bank and underpins the strong credit culture throughout the organization. We seek to maintain adequate diversification of our loan portfolio across loans product segments and industries.

    Furthermore, we intend to continue to actively manage the stock of loans in arrears, through the use of several types of loan restructuring products that target retail and business banking customers. The intention continues to be to facilitate repayment and increase collections, taking into consideration the impact of the crisis on the financial condition of customers, thereby maximizing recovery.

    Continued efforts are also being made to improve the effectiveness of mechanisms for recovering overdue corporate loans. In this respect, the Bank has established a Special Assets Unit, dedicating specialized resources and a customized support mechanism into the effective management of its corporate loans. This unit will work towards identification of viable and beneficial solutions for the borrowers, which overall contribute to the strategic goal of profitability enhancement.

Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        Upon completion of the share capital increase on May 13, 2014, the HFSF owns 57.2% of the Bank's common share capital. Also, various domestic pension funds owned in total approximately 0.7% of the Bank's common share capital, and other domestic public sector related legal entities and the Church of Greece owned in total approximately 0.6% of the Bank's common share capital. See Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—Uncertainty resulting from the Hellenic Republic's economic crisis is having and is likely to continue to have a significant adverse impact on our business, results of operations and financial condition" and Item 7.A, "Major Shareholders".

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

        For powers vested in the HFSF in case it participates in a Greek credit institution, please also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2013, 11.8% of the Bank's outstanding gross loans were to the Hellenic Republic and state-related entities, and 4.5% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Bank's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2013.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	93.33%	6.67%	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Probank Leasing S.A.	Greece	84.52%	0.19%	84.71%
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
Spiti PLC(1)	UK	—	—	—
Autokinito PLC(1)	UK	—	—	—
Agorazo PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S.	Turkey	77.23%	17.58%	94.81%
Finans Leasing A.S.	Turkey	29.87%	65.46%	95.33%
Finans Invest A.S.	Turkey	0.20%	94.62%	94.82%
Finans Portfolio Management A.S.	Turkey	0.01%	94.81%	94.82%
Finans Investment Trust A.S.	Turkey	5.30%	72.15%	77.45%
IB Tech A.S.	Turkey	—	94.81%	94.81%
Finans Factoring A.S.	Turkey	—	94.81%	94.81%
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S.	Turkey	—	48.35%	48.35%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
International
The South African Bank of Athens Ltd	South Africa	94.39%	5.35%	99.74%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
Hotel Perun—Bansko EOOD	Bulgaria	—	100.00%	100.00%
Banca Romaneasca S.A.	Romania	99.28%	—	99.28%
NBG Leasing IFN S.A.	Romania	6.43%	92.90%	99.33%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Banca NBG Albania Sh.a.	Albania	100.00%	—	100.00%
Global Markets & Asset Management
NBG Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	81.00%	19.00%	100.00%
Probank M.F.M.C.	Greece	95.00%	5.00%	100.00%
Profinance S.A.	Greece	99.90%	0.10%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
NBG Securities Romania S.A. (formerly ETEBA Romania S.A.)	Romania	73.12%	26.88%	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	100.00%	—	100.00%
Insurance
NBG Bancassurance S.A.	Greece	99.70%	0.30%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.	Greece	—	95.00%	95.00%
Probank Insurance Brokers S.A.	Greece	99.90%	0.08%	99.98%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
FB Insurance Agency Inc	Greece	99.00%	—	99.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
National Insurance Agents & Consultants Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Other
Ethniki Kefalaiou S.A.	Greece	100.00%	—	100.00%
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven) (under liquidation)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	—	85.35%
Astir Marina Vouliagmenis S.A.	Greece		85.35%	85.35%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
Ethnodata S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Anthos Properties S.A.	Greece	100.00%	—	100.00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
Karela S.A.	Greece	—	100.00%	100.00%
Nash S.r.L.	Italy	—	100.00%	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%
ARC Management One SRL(1)	Romania	—	100.00%	100.00%
ARC Management Two EAD(1)	Bulgaria	—	100.00%	100.00%

(1)
VIE in which the Bank is the primary beneficiary.

D.    Property, Plant and Equipment

        As at December 31, 2013, the Group owned 2,760 properties, of which 1,794 are buildings. The Group's real estate portfolio was recorded at a net book value of EUR 1,023 million as at December 31, 2013, compared to EUR 862 million as at December 31, 2012, which is included in the U.S. GAAP Financial Statements under "premises and equipment". These properties are, for the most part, held free of encumbrances. Most of our properties are occupied by our branches and offices and so are where we maintain our customer relationships and administer our operations.

        Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 252 million as at December 31, 2013, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2011, 2012 and 2013, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2011			2012			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Domestic:
Assets:
Deposits with central bank	970	12	1%	492	4	1%	424	2	1%
Interest bearing deposits with banks and securities purchased under agreements to resell(1)	5,666	29	1%	3,302	18	1%	2,052	10	1%
Trading, available for sale and held to maturity securities(1)(3)	13,785	814	6%	9,961	565	6%	5,497	260	5%
Loans and other interest earning assets(2)	53,235	2,499	5%	54,263	2,073	4%	48,675	1,869	4%
Less: Allowance for loan losses	(3,137)	—	—	(4,437)	—	—	(5,789)	—	—
Net loans	50,098	—	—	49,826	—	—	42,886	—	—

Total interest earning assets	70,519	3,355	5%	63,581	2,660	4%	50,859	2,141	4%
Total non interest earning assets	13,014			13,120			12,426

Total assets	83,533			76,701			63,285

Liabilities:
Total deposits	72,601	1,123	2%	72,635	1,242	2%	68,105	968	1%
Securities sold under agreements to repurchase	1,010	11	1%	285	9	3%	1,012	15	2%
Long term debt, other borrowed funds and other interest bearing liabilities	2,128	90	4%	—	—	0%	48	3	6%

Total interest bearing liabilities	75,738	1,223	2%	72,921	1,250	2%	69,165	986	1%
Total non interest bearing liabilities	8,747			12,692			8,287

Total Liabilities	84,485			85,612			77,452

	Year ended December 31,
	2011			2012			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Foreign:
Assets:
Deposits with central bank	2,251	5	0%	2,155	4	0%	3,114	4	—
Interest bearing deposits with banks and securities purchased under agreements to resell	1,912	66	3%	1,791	31	2%	1,313	15	1%
Trading, available for sale and held to maturity securities(1)	4,152	261	6%	3,617	327	9%	10,727	316	3%
Loans and other interest earning assets(2)	24,253	2,573	11%	25,863	2,912	11%	26,778	2,701	10%
Less: Allowance for loan losses	(1,103)	—	—	(1,997)	—	—	(1,104)	—	—
Net loans	23,149	—	—	23,866	—	—	25,674	—	—

Total interest earning assets	31,464	2,905	9%	31,429	3,274	10%	40,828	3,036	7%
Total non interest earning assets	3,268			4,017			3,640

Total assets	34,733			35,446			44,468

Liabilities:
Total deposits	19,457	1,142	6%	22,427	1,276	6%	23,633	1,036	4%
Securities sold under agreements to repurchase	2,207	111	5%	1,168	51	4%	1,779	43	2%
Long term debt, other borrowed funds and other interest bearing liabilities	3,350	135	4%	4,305	156	4%	4,254	168	4%

Total interest bearing liabilities	25,014	1,388	6%	27,900	1,483	5%	29,666	1,247	4%
Total non interest bearing liabilities	3,389			2,683			3,320

	28,403			30,583			32,986

(1)
Average balance of available for sale and held to maturity securities are presented before any impairment due to PSI.

(2)
Average balances include non accruing loans.

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

	Year ended December 31,
	2012 vs. 2011			2012 vs. 2011
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(9)	(6)	(3)	(1)	—	(1)
Interest bearing deposits with banks, securities purchased under agreements to resell	(11)	(12)	1	(35)	(4)	(31)
Trading, available for sale and held to maturity securities	(250)	(226)	(24)	66	(34)	100
Loans	(426)	48	(474)	340	171	169

Total Assets	(696)	(196)	(500)	370	133	237

LIABILITIES
Total deposits	119	1	118	133	174	(41)
Securities sold under agreements to repurchase	(2)	(8)	6	(60)	(52)	(8)
Long term debt and other borrowed funds	(90)	(90)	—	22	38	(16)

Total Liabilities	27	(97)	124	95	160	(65)

	Year ended December 31,
	2013 vs. 2012			2013 vs. 2012
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(1)	—	(1)	—	2	(2)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	(8)	(7)	(1)	(16)	(8)	(7)
Trading, available for sale and held to maturity securities	(304)	(253)	(51)	(11)	643	(655)
Loans	(204)	(213)	9	(212)	103	(315)

Total Assets	(517)	(473)	(44)	(239)	740	(979)

LIABILITIES
Total deposits	(273)	(77)	(196)	(240)	69	(309)
Securities sold under agreements to repurchase	6	22	(16)	(8)	27	(35)
Long term debt and other borrowed funds	3	—	3	12	(2)	14

Total Liabilities	(264)	(55)	(209)	(236)	94	(330)

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

	Year ended December 31,
	2011	2012	2013
	(EUR in millions, except percentages)
Domestic:
Average interest earning assets	70,519	63,581	50,860
Total interest income	3,355	2,659	2,142
Average interest bearing liabilities	75,738	72,921	69,165
Total interest expense	1,223	1,250	986
Net interest income	2,132	1,409	1,156
Net interest margin(1)	3.0%	2.2%	2.3%
Foreign:
Average interest earning assets	31,464	31,429	40,828
Total interest income	2,905	3,274	3,036
Average interest bearing liabilities	25,014	27,900	29,666
Total interest expense	1,388	1,483	1,247
Net interest income	1,517	1,791	1,789
Net interest margin(1)	4.8%	5.7%	4.4%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2011	2012	2013
	(EUR in millions, except percentages)
Net interest income before provision for loan losses	3,648	3,200	2,944
Net income / (loss)	(14,507)	(2,517)	69
Net income / (loss) attributable to NBG shareholders	(14,539)	(2,537)	37
Average total assets	118,265	112,147	107,754
Average NBG shareholders' equity(1)	1,698	(5,181)	(1,888)
Net interest income before provision for loan losses as a percent of:
Average total assets	3.1%	2.9%	2.7%
Average NBG shareholders' equity(1)	214.9%	—	—
Net income / (loss) as a percent of:
Average total assets	—	—	—
Net income / (loss) attributable to NBG shareholders as a percent of:
Average NBG shareholders' equity(1)	—	—	—
Average NBG shareholders' equity to average total assets	1.44%	—	—

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

Assets

Securities Portfolio

        On December 31, 2013, the Group's securities had a carrying value of EUR 19.8 billion, representing 18.6% of the Group's total assets and sovereign securities held accounted for EUR 18.0 billion, or 90.9% of the Group's securities portfolio. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, AFS and HTM.

        The market and book value of Greek government bonds and treasury bills bonds held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2013 was EUR 4,338 million and EUR 4,273 million respectively. The book value of Greek government bonds represents 4.0% of the Group's total assets.

        Furthermore, on December 31, 2013, the Group held debt securities rated Aaa to A3 (or equivalent), issued by Germany, the European Investment Fund and the European Investment Bank ("EIB") (classified as trading, AFS or HTM) with a market value of EUR 9,564 million and book value of EUR 9,485 million and through its subsidiary Finansbank, held securities issued by the Republic of Turkey (classified as trading or AFS) with a market and book value of EUR 2.8 billion.

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011		2012		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)
Trading Account Securities
Greek government bonds	871	259	—	—	—	—
Debt securities issued by other governments and public sector entities	231	220	258	256	453	455
Greek treasury bills	2,272	2,268	3,229	3,222	2,083	2,086
Foreign treasury bills	28	24	1,664	1,663	127	126
Debt securities issued by Greek financial institutions incorporated in Greece	80	55	60	59	19	20
Debt securities issued by foreign financial institutions	172	116	269	219	386	355
Equity securities issued by companies incorporated in Greece	7	8	31	30	56	26
Equity securities issued by foreign companies	10	9	6	8	78	7
Mutual funds	7	5	12	12	5	7

Total	3,678	2,964	5,529	5,469	3,207	3,082

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011				2012				2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	3,731	—	(33)	3,698	1,641	84	(43)	1,682	1,843	120	—	1,963
Debt securities issued by other governments and public sector entities	3,154	8	(109)	3,053	3,316	175	(3)	3,488	2,710	34	(88)	2,656
Greek treasury bills	—	—	—	—	—	—	—	—	157	—	—	157
Foreign treasury bills	181	—	(1)	180	318	—	(1)	317	340	—	—	340
Corporate debt securities issued by companies incorporated in Greece	702	1	(242)	461	568	1	(82)	487	416	27	(34)	409
Corporate debt securities issued by companies incorporated outside Greece	716	33	(94)	655	534	15	(42)	507	463	18	(20)	461
Equity securities issued by companies incorporated in Greece	57	1	—	58	56	32	—	88	73	35	(1)	107
Equity securities issued by companies incorporated outside Greece	42	6	(3)	45	19	8	—	27	9	10	—	19
Mutual fund units	452	2	(32)	422	460	37	(2)	495	242	32	(1)	273

Total available-for-sale securities	9,035	51	(514)	8,572	6,912	352	(173)	7,091	6,253	276	(144)	6,385

Held-to-maturity securities
Greek government bonds	845	—	(41)	804	120	31	(1)	150	67	65	—	132
Debt securities issued by other governments and public sector entities	107	8	(6)	109	92	19	—	111	10,064	101	(57)	10,108
Foreign treasury bills	50	—	—	50	144	—	—	144	109	—	—	109
Corporate debt securities issued by companies incorporated outside Greece	—	—	—	—	—	—	—	—	120	2	—	122

Total held-to-maturity securities	1,002	8	(47)	963	356	50	(1)	405	10,360	168	(57)	10,471

        As at December 31, 2012 and 2013, the Group did not hold any U.S. federal debt securities.

	Year ended December 31, 2013
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in millions, except percentages)
Trading account debt securities:
Debt securities issued by other governments and public sector entities	43	5%	43	219	5%	219	156	3%	157	35	4%	36
Greek treasury bills	2,083	1%	2,086	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	127	0%	126	—	0%	—	—	0%	—	—	0%	—
Debt securities issued by foreign financial institutions	293	3%	289	77	7%	50	3	0%	3	—	0%	—
Corporate debt securities issued by Greek companies	—	0%	—	19	7%	20	—	0%	—	—	0%	—
Corporate debt securities issued by foreign companies	11	0%	11	2	0%	2	—	0%	—	—	0%	—

Total trading account debt securities	2,557	1%	2,555	317	5%	291	159	2%	160	35	4%	36

Available-for-sale debt securities:
Greek government and agencies	1,605	8%	1,645	—	0%	—	3	7%	3	235	7%	315
Debt securities issued by other governments and public sector entities	376	7%	376	1,207	7%	1,215	794	6%	768	336	5%	297
Greek treasury bills	157	0%	157	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	324	4%	326	13	13%	14	—	0%	—	—	0%	—
Corporate debt securities issued by companies incorporated in Greece	—	0%	—	364	14%	367	52	12%	42	—	0%	—
Corporate debt securities issued by companies incorporated outside Greece	40	24%	43	216	3%	221	125	2%	126	82	4%	71

Total available-for-sale debt securities	2,502	7%	2,547	1,800	8%	1,817	974	6%	939	653	6%	683

Held-to-maturity securities:
Greek government and agencies	—	0%	—	—	0%	—	4	17%	8	64	12%	126
Debt securities issued by other governments and public sector entities	—	0%	—	1,756	1%	1,746	7,838	1%	7,890	468	1%	470
Foreign treasury bills	110	0%	110	—	0%	—	—	0%	—	—	0%	—
Debt securities issued by foreign financial institutions	—	0%	—	65	5%	66	45	6%	45	—	0%	—
Corporate debt securities issued by companies incorporated outside Greece	—	0%	—	—	0%	—	10	6%	11	—	0%	—

Total held-to-maturity debt securities	110	0%	110	1,821	2%	1,812	7,897	1%	7,954	532	2%	596

  Loan Portfolio

        As at December 31, 2013, the amount of the Group's total net loans equaled EUR 65.5 billion. The Group's loan portfolio consists of 48.8% consumer and 51.2% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2013, loans to Greek residents represent 67.1% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government- related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2009, 2010, 2011, 2012 and 2013.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(EUR in millions)
Greek residents:
Consumer:
Residential mortgages	19,411	19,544	18,763	17,985	17,720
Credit card	1,914	1,773	1,527	1,459	1,381
Auto financing	434	406	309	209	138
Other consumer	4,891	4,853	4,763	4,709	4,694

Total	26,650	26,576	25,362	24,362	23,933

Commercial:
Industry and mining	3,472	3,675	4,084	5,132	4,725
Small-scale industry	2,066	2,090	1,962	1,779	2,123
Trade	8,281	7,789	7,375	7,038	7,562
Construction	1,253	1,227	1,132	987	1,082
Tourism	493	484	480	454	612
Shipping and transportation	1,876	2,153	2,217	2,182	2,174
Commercial mortgage	925	881	775	664	579
Public sector	8,522	8,861	8,711	5,608	5,848
Other	421	247	88	112	655

Total	27,309	27,407	26,824	23,956	25,360

Total Greek residents loans	53,959	53,983	52,186	48,318	49,293
Unearned income	(29)	(59)	(93)	(53)	(48)

Total Greek residents loans net of unearned income	53,930	53,924	52,093	48,265	49,245

        The Bank has on its balance sheet under the line item Commercial loans—Public sector:

  •
  an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31, 2013, was EUR 4.9 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

  •
  up to December 31, 2011, loans amounting to EUR 1.8 billion which were exchanged in the PSI. The carrying amount net of allowance for loan losses of these loans as at December 31, 2011 was EUR 0.5 billion. As at December 31, 2012 and 2013, those loans are no longer reported under the line item Commercial loans—Public sector.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(EUR in millions)
Foreign:
Consumer:
Residential mortgages	3,841	4,726	4,148	4,368	3,889
Credit card	2,404	3,504	3,763	5,190	4,244
Auto financing	263	206	144	107	62
Other consumer	2,680	3,084	2,991	3,888	3,680

Total	9,188	11,520	11,046	13,553	11,875

Commercial:
Industry and mining	2,653	2,974	3,020	2,569	2,322
Small-scale industry	1,664	1,449	1,296	1,496	1,721
Trade	3,413	3,785	3,601	3,684	3,722
Construction	1,462	1,598	1,629	1,813	1,999
Tourism	335	397	279	277	348
Shipping and transportation	677	781	800	813	786
Commercial mortgage	613	701	647	619	262
Public sector	384	392	281	238	252
Other	1,698	1,708	1,479	1,186	858

Total	12,899	13,785	13,032	12,695	12,270

Total foreign loans	22,087	25,305	24,078	26,248	24,145
Unearned income	(184)	(190)	(168)	(179)	(155)

Total foreign loans net of unearned income	21,903	25,115	23,910	26,069	23,990
Total loans net of unearned income	75,834	79,038	76,003	74,334	73,235

Less: Allowance for loan losses	(2,065)	(3,175)	(6,551)	(7,318)	(7,751)

Total net loans	73,769	75,863	69,452	67,016	65,484

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and floating rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation which is less expensive and easier to record than mortgages. See, below in Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management–Loan Approval Process". Greek government-subsidized mortgage loans were offered by the Group to domestic borrowers who meet certain criteria.

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

        Public sector loans are advanced to the Hellenic Republic and other governments, public utilities and entities governed by the public law of Greece or other governments.

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2013.

	Year ended December 31, 2013
	Within one year or less	After one year through five years	After five years	Total
	(EUR in millions)
Greek Residents:
Consumer:
Residential mortgages	4,957	2,737	10,026	17,720
Credit card	1,381	—	—	1,381
Auto financing	44	85	9	138
Other consumer	2,677	948	1,069	4,694

Total	9,059	3,770	11,104	23,933

Commercial:
Industry and mining	2,528	1,523	674	4,725
Small-scale industry	1,432	518	173	2,123
Trade	4,703	2,091	768	7,562
Construction	714	246	122	1,082
Tourism	296	237	79	612
Shipping and transportation	486	673	1,015	2,174
Commercial mortgages	124	96	359	579
Public sector	552	1,419	3,877	5,848
Other	341	245	69	655

Total	11,176	7,048	7,136	25,360

Total Greek residents loans	20,235	10,818	18,240	49,293

Foreign:
Consumer:
Residential mortgages	483	1,469	1,937	3,889
Credit card	3,769	416	59	4,244
Auto financing	24	37	1	62
Other consumer	1,340	1,756	584	3,680

Total	5,616	3,678	2,581	11,875

Commercial:
Industry and mining	1,115	774	433	2,322
Small-scale industry	1,257	355	109	1,721
Trade	1,802	1,516	404	3,722
Construction	649	685	665	1,999
Tourism	78	209	61	348
Shipping and transportation	291	338	157	786
Commercial mortgages	158	62	42	262
Public sector	33	89	130	252
Other	256	414	188	858

Total	5,639	4,442	2,189	12,270

Total foreign loans	11,255	8,120	4,770	24,145
Unearned income	(113)	(59)	(31)	(203)

Loans, net of unearned income	31,377	18,879	22,979	73,235
Less: Allowance for loan losses	(7,751)	—	—	(7,751)

Total net loans	23,626	18,879	22,979	65,484

        Out of the Group's loans outstanding at December 31, 2013 that are due after one year, EUR 14.9 billion had fixed interest rates while EUR 27.0 billion had floating interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the years ended December 31, 2011 was to Turkey, Bulgaria Romania and United Kingdom, for the years ended December 31, 2012 and 2013 to Turkey, Bulgaria, Romania and Fyrom. These foreign country outstandings represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2011, 2012 and 2013, in each foreign country where such outstanding amounts exceeded 1% of the Group's total assets.

	Year ended December 31, 2011
	Country
	Turkey	Bulgaria	Romania	United Kingdom
Loans	14,533	3,224	1,984	579
Interest bearing deposits with banks	744	37	20	94
Other investments	2,845	142	176	706
Other monetary assets	1,217	534	375	109

Total	19,339	3,937	2,555	1,488

	Year ended December 31, 2012
	Country
	Turkey	Bulgaria	Romania	FYROM
Loans	17,436	3,030	1,813	826
Interest bearing deposits with banks	803	80	23	—
Other investments	2,821	248	225	257
Other monetary assets	2,263	380	246	97

Total	23,323	3,738	2,307	1,180

	Year ended December 31, 2013
	Country
	Turkey	Bulgaria	Romania	United Kingdom	FYROM
	(EUR in millions)
Loans	15,900	2,829	1,720	221	877
Interest bearing deposits with banks	64	37	11	112	—
Other investments	1,817	323	255	946	299
Other monetary assets	2,774	261	302	162	81

Total	20,555	3,450	2,288	1,441	1,257

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2011, 2012 and 2013.

	Year ended December 31, 2011
	Country
	Turkey	Bulgaria	Romania	United Kingdom
	(EUR in millions)
Consumer:
Residential mortgages	2,430	653	590	20
Credit card	3,608	90	5	—
Auto financing	75	24	14	—
Other consumer	1,633	545	353	—

Total	7,746	1,312	962	20

Commercial:
Industry and mining	1,815	277	129	313
Small-scale industry	961	258	23	—
Trade	2,392	492	208	26
Construction	639	457	137	88
Tourism	133	73	35	—
Shipping and transportation	435	144	28	—
Mortgages	74	23	422	34
Public sector	55	6	—	—
Other	386	218	64	98

Total	6,890	1,948	1,046	559

Total loans	14,636	3,260	2,008	579

	Year ended December 31, 2012
	Country
	Turkey	Bulgaria	Romania	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	2,693	625	576	124
Credit card	5,030	89	7	50
Auto financing	55	18	10	14
Other consumer	2,607	499	316	292

Total	10,385	1,231	909	480

Commercial:
Industry and mining	1,735	273	111	136
Small-scale industry	1,156	248	17	—
Trade	2,460	492	166	83
Construction	798	374	128	31
Tourism	151	62	28	10
Shipping and transportation	463	133	20	13
Mortgages	102	23	390	—
Public sector	53	5	—	—
Other	266	217	55	72

Total	7,184	1,827	915	345

Total loans	17,569	3,058	1,824	825

	Year ended December 31, 2013
	Country
	Turkey	Bulgaria	Romania	United Kingdom	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	2,228	588	608	16	132
Credit card	4,084	85	8	—	53
Auto financing	34	16	—	—	9
Other consumer	2,415	458	297	—	321

Total	8,761	1,147	913	16	515

Commercial:
Industry and mining	1,586	265	116	4	144
Small-scale industry	1,322	253	9	—	—
Trade	2,717	413	126	60	91
Construction	876	314	323	88	31
Tourism	214	54	42	—	11
Shipping and transportation	394	79	29	17	13
Mortgages	—	18	144	35	—
Public sector	50	14	—	—	—
Other	115	287	19	—	72

Total	7,274	1,697	808	204	362

Total loans	16,035	2,844	1,721	220	877

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

        We have established criteria for corporate and institutional lending, which may vary by industry segment. Industries include manufacturing, wholesale trade, logistics and communication, services, retail, energy, construction, food, textiles, hotels, restaurants etc. The underwriting process and credit evaluation are fully centralized. All of the Bank's Corporate customers are rated through the Moody's Risk Analyst™ ("MRA") platform. It comprises four models for rating corporate obligors, according to the existence of full financial statements by the firm and to the specificity of the obligor's business. Around 80% of corporate customers are rated using a standard Corporate Rating Model ("CRM") which collects and analyzes historical and projected financial information, taking also into consideration qualitative parameters like the industry sector and an assessment of the company's management. CRM's assessment criteria are set by our Group Risk Control and Architecture Division ("GRCAD"). Around 10% of corporate customers are evaluated through specialized lending models (incl, shipping and project finance) and other scorecards (e.g. for firms with limited or no financial data) while the rest of the customers are in progress of being rated since the majority are newly acquired FBB and Probank customers. There are comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value with the requirement to have at least two individuals involved (the "four-eyes principle") throughout the underwriting process.

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

        There are 11 levels of credit approval authority as follows:

  •
  level 1: For credit facilities over EUR 300 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors;

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

        Credit policies are communicated throughout the Bank by means of credit manuals and circulars, supplemented by bulletins and local directives on particular issues. The Bank has developed and implemented a credit manual for each of the retail portfolios described below, which is periodically revised. All credit policies are submitted to and approved by the Group's Risk Management Committee.

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

        Applications for all retail product categories are originated at the branch network level, where application processing systems are utilized and physical documentation is obtained and verified (for example income certificates, payroll slips, collateral certificates and other documents depending on the product type). The risk profile of each loan is assessed first at origination, using product-specific application scorecards and then is monitored throughout its life, using bespoke behavioral scorecards. These models allow the Bank to internally estimate key credit risk parameters, such as probabilities of default and loss given default for major retail portfolios. The aforementioned behavioral scores are combined to produce a Bank Rating, taking into account the customer's behavior across retail products.

        Apart from the application score, the Bank has established product-based standards for lending to individuals with key controls, including maximum PTI and maximum LTV, maximum loan tenor, application and behavioral scores that are considered for the analysis and final decision by the appropriate approval authority. As in Corporate Banking, the four-point principle is implemented throughout the underwriting process. In addition, periodic post approval reviews are conducted to ensure quality and completeness.

        Finally, the development of portfolio models allows GRCAD to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on our Group Risk Control and Architecture Division, see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management—Risk Management Governance—Group Risk Management".

  Mortgage Loans

        The Bank has adapted its credit policies in response to the crisis that started in 2008 by setting more stringent underwriting criteria.

        In particular, all mortgage applications received by the Bank are rated using a bespoke application scorecard and a behavioural model which further enhances the credit decision. The application scorecard takes into account the applicant's and the guarantor's (if any) demographics, income, employment, credit history with the Bank as well as throughout the Greek banking system and the overall relationship with the Bank. The maximum application score is 307, and the Bank has gradually increased the highest rejection score from 170 in 2008 to 199 since February 2010. In addition, PTI and LTV ratios are also taken into consideration.

        PTI ratio is defined as the amount of total annual payments derived from any retail exposure of the applicant and any guarantors towards NBG as well as to other banks, such as amortizing loans, credit cards limits and open loans, including any guarantees, in relation to their total annual income of a stable nature. In case of businessmen, self employed, doctors and lawyers, as well as for civil servants or employees with annual income exceeding EUR 40,000, the Bank requires the income statements for the last three years. Since 2010, the Bank gradually decreased maximum PTI which currently stands at the level of 35% for property acquisition and 30% for repairs and improvements.

        Generally, approval LTV cannot exceed 75% of the asset's market value. Average LTV of mortgage loans originated in 2013 stood at 54.5%, compared to 62.8% in 2012 and 67.2% in 2011. As at December 2013, average current LTV of the total Greek mortgage portfolio was 74.8%

        Due to the abovementioned stringent underwriting criteria applied in recent years, our approval rate for mortgage lending has decreased from 80% in 2008 to 33% in 2011, 29% in 2012 and 49% in 2013. The increase in 2013 in relation to 2012 is solely attributed to the decrease of the volume of mortgage applications within 2013.

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

        The Bank offers a wide range of mortgage products, mainly in Euro, to both owner- occupiers and investors with floating, fixed, or a combination of fixed and floating interest rates, secured by a mortgage over the subject property or other acceptable collateral. Floating rate mortgages are indexed, based on three-month Euribor plus a spread, depending predominately on the customer's credit profile and loan characteristics (i.e. LTV and PTI ratios, loan purpose, loan amount). Tenor period may vary and reach up to 30 years (15 years in case of repairs or improvements), subject to an individual's age. Other than the aforementioned products, the Bank does not offer any hybrid loans or sub-prime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we define subprime loan as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as high debt to income ratios and inferior payment history.

        As at December 31, 2013, 12.9% of our mortgage portfolio in terms of balances is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

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

        As at December 31, 2013, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 1,062 million, from EUR 1,541 million in December 2012 and EUR 2,062 million in December 2011. As at December 31, 2013 loans that are over 90dpd in principal or interest amount decrease to EUR 74 million, from EUR 126 million in 2012 and EUR 84 million in 2011.

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

        As at December 31, 2013, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 1,232 million, from EUR 1,322 million in December 2012 and EUR 1,411 million in December 2011. As at December 31, 2013, loans that are over 90 days past due in principal or interest amount to EUR 47 million, compared to EUR 47 million in 2012 and EUR 49 million in 2011. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

  Consumer Loans—Credit Cards

        For personal loans and credit cards, the credit approval process is carried out through the use of bespoke credit scorecards, developed on the basis of historical data. These are used for the review of applications to ensure effective and accurate decision making. Sophisticated statistical methods are subsequently implemented to determine pricing and risk/return ratios. Furthermore, a behavioral model is used in the decision-making and line increase process as well as for strategic marketing.

        GRCAD produces, among other reports, ageing analyses by period of disbursement, issuing channel, and product type for various delinquency definitions. Exposures are pooled by application score and delinquency bucket to produce estimates of default frequencies. Consumer loans are generally not collateralized, with the exception of car loans.

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

        For the mortgage portfolio, only in very rare cases we expect to recover the outstanding balance through foreclosure given the low LTV ratio (average current LTV of portfolio at 74.7% as at December 31, 2013), which deters customers from missing payments that could result in legal actions against them. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the LTV ratios in determining whether foreclosure is probable.

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

        Finansbank Board of Directors has the right to grant loans within the limits set by Turkish Banking Law and may assign its credit-granting authority to the Credit Committee and Finansbank head office up to 1% and 10% of capital, respectively. Finansbank head office may delegate this credit-granting authority in its units, regional offices and branches. Finansbank head office and regions are currently empowered to approve exposures up to TL 60 million and regions are empowered to approve up to TL 10 million.

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

  •
  Level 3:  For credit risks over EUR 1 million and up to EUR 5 million, the competent body is UBB's Credit Committee, which consists of UBB's CEO and the Executive Manager of Corporate Banking, the Country Risk Manager and NBG Group International Credit Division's representative, appointed by the Head of the NBG Group International Credit Division (the latter only for exposures between EUR 4 million and EUR 5 million);

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

  NBG Cyprus

        NBG Cyprus enforced its risk management policies and processes. Credit proposals up to EUR 6 million on individual or group basis (for large corporate, SMEs and Retail customers), are presented for approval to the Local Credit Committees (members are bank's management officers). Credit proposals EUR 6 million to EUR 12 million require the approval of the Executive Credit Committee, in which two of the five members, are NBG executives (with one of them in the chair). For credit risks exceeding EUR 12 million the pertinent assessment and approval stands with the authority of the Group credit committees.

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

  •
  For amounts from Euro 15,001 up to Euro 150 thousands the Level A Retail Credit Committee.

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

Risk Management—Credit Review Policies

        The Group has implemented a systematic control and monitoring of credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. The Group Risk Control and Architecture Division ("GRCAD") coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management—Risk Management Governance".

  National Bank of Greece

  Credit Proposal Standards

        The Credit Policy determines the contents of credit proposals for the Corporate Banking Portfolio, which are conducted at least annually depending on the classification of the obligor and on the decision of the Credit Committee. Each credit proposal includes, among other items, the purpose and amounts of the facilities proposed, their main terms and conditions, key risks and mitigants, the risk rating and classification status of the obligor and business, financial and industry reviews and analyses.

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

        UBB has established a problem loans management function (independent from the Corporate Banking Division) to ensure the appropriate management of problematic cases whose repayment is expected mainly through the liquidation of collateral and to deploy the necessary actions to optimize the recovery of the relevant claims.

        UBB also has a restructuring department within Corporate Banking, which is responsible for the management of corporate exposures with delinquencies, whose repayment is however expected through operational cash-flows.

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

  Stopanska Banka

        In accordance with the Group policy and practice, Stopanska Banka has an internal classification system of its Corporate Portfolio's Obligors, in order to enhance the timely identification and handling of problems relating to obligors and credit facilities. The obligor's classification system applies a five-point risk rating system (GA, GB, GC, GD and GE). Only obligors incorporated in categories GB, GC, GD and GE are considered to be classified obligors. In the event that the obligor is classified, the Business Divisions have to:

  •
  review the obligor's Credit Facilities Framework with Stopanska Banka and the Group, inform the responsible credit committee and decide which actions need to be undertaken to strengthen Stopanska Banka's position and whether to remain in the business relationship;

  •
  provide for the review of all contractual credit and collateral documents in consultation with the Legal Division; and

  •
  revise the obligor's Risk Rating according to Stopanska Banka obligor and credit risk rating policy.

  Vojvodjanska

        Loans, other placements, guarantees and other off-balance sheet exposures are classified into five categories in accordance with the requirements of the regulations adopted by the National Bank of Serbia. Loans are classified based on an evaluation of their collectability, the number of days in arrears, the general financial background of the counterparty and the quality of the collateral. Risk Management Division prepares and distributes quarterly reports based on which obligors are classified. Interim reviews and presentations of key portfolio quality data are conducted according to the regular audit schedule. Regular reporting on the credit quality related issues takes place at sessions of the Executive Board, the Board of Directors, the Risk Management Committee and the Audit Committee.

  NBG Cyprus

        NBG Cyprus has updated its credit risk management policies and procedures, in line with the Group's risk strategy and credit policies meeting also the Central Bank of Cyprus pertinent directives' requirements. The Financial Assets Impairment Provision and Write-off Committee of the bank presents a relative report annually to the competent Risk Management Committee of the bank's Board of Directors.

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

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 19,573 million as at December 31, 2013 compared to EUR 15,926 million as at December 31, 2012. This corresponds to 26.7% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 15,689 million or 80.2% were held by the Bank. This amount represented 30.9% of the Bank's loan portfolio.

        When an account is classified as non-accruing, the Bank immediately initiates all required actions (both business and legal) to recover or settle the outstanding balance. The Bank has dedicated departments responsible for the collection of non-accruing loans in coordination with Corporate and Retail Banking, the central non-performing loan divisions.

        The Bank's non-accruing loans, including those that have been restructured, are monitored by the credit staff at the Bank's specialized divisions, certain regional branches and specialized branches which handle only non-accruing loans. The prospects of recovery and the estimated losses are frequently reviewed. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management–Credit Review Policies".

  Treatment of Non-accruing Loans in Turkish and International Operations

        For Turkish and International entities, the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. When overdue amounts are fully repaid, companies renew their balance sheet accruals. Remedial management procedures are employed for loans falling under the non-accruing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions. The second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management–Credit Review Policies".

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

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2009, 2010, 2011, 2012 and 2013:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	642	680	668	639	436
Past due 180 days—365 days	48	51	102	191	146

Total accruing loans	690	731	770	830	582

Non-accruing loans:
Past due 0 days—90 days	—	—	1,807	2,159	3,447
Past due 90 days—180 days	262	393	881	1,007	925
Past due 180 days—365 days	904	1,052	1,455	1,946	1,397
Past due 365 days or more	1,706	2,903	4,581	7,619	10,123

Total non-accruing loans	2,872	4,348	8,724	12,731	15,892

Foreign loans:
Accruing loans:
Past due 90 days—180 days	49	205	66	23	10
Past due 180 days—365 days	14	64	91	183	—

Total accruing loans	63	269	157	206	10

Non-accruing loans:
Past due 0 days—90 days	—	—	487	465	811
Past due 90 days—180 days	440	445	227	305	302
Past due 180 days—365 days	269	364	402	358	414
Past due 365 days or more	586	1,268	1,627	2,066	2,154

Total non-accruing loans	1,295	2,077	2,743	3,194	3,681

Subsidized and guaranteed domestic mortgages

	Year ended December 31,
	2012	2013
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	91	53
Past due 180 days—365 days	—	—

Total accruing loans	91	53

Non-accruing loans:
Past due 0 days—90 days	—	—
Past due 90 days—180 days	—	—
Past due 180 days—365 days	33	15
Past due 365 days or more	49	54

Total non-accruing loans	82	69

        Non-accruing loans amounted to EUR 19,573 million as at December 31, 2013 compared to EUR 15,926 million and EUR 11,467 million as at December 31, 2012 and 2011. Total non-accruing loans increased by 78.5%, 38.9% and 22.9% between 2010 and 2011, 2011 and 2012, and 2012 and 2013, respectively with the majority of the increase due to domestic non-accruing loans both in 2011, 2012, and 2013. The increase is due to the deterioration of the quality of our portfolio due to the unprecedented economic downturn in the Hellenic Republic which is evidenced by the worsening of the macroeconomic environment.

        For the year ended December 31, 2012 and 2013, the amount of loans that have been modified in the past and were removed from non-accruing status and returned to accruing status amounted to EUR 138 million and EUR 127 million, respectively.

Modifications and TDRs

        Since 2010, the Group, and mainly the Bank, implemented various loan modification programs that aim to reduce customers' monthly installments to a more viable level. Restructuring efforts have been continued throughout 2011, 2012 and 2013, and several new products are proposed to customers (see Item 4.B, "Business Overview—Banking Activities in Greece").

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

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 days and accruing and more than 90 days as at December 31, 2011, 2012 and 2013:

	Year ended December 31, 2011
	Modified not TDR				TDRs
	Non-accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Total
	(EUR in millions)
Residential mortgage	24	501	75	600	752	203	955
Credit cards	—	—	—	—	—	—	—
Other consumer	24	189	—	213	424	115	539
Small business loans	31	79	—	110	227	85	312
Other commercial	—	8	—	8	314	101	415

Total	79	777	75	931	1,717	504	2,221

	Year ended December 31, 2012
	Modified not TDR				TDRs
	Non-accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
		(EUR in millions)
Residential mortgage	1	207	2	211	822	368	745	1,935
Credit cards	—	183	—	183	79	—	—	79
Other consumer	—	139	1	140	503	130	128	761
Small business loans	—	7	—	7	255	81	60	396
Other commercial	2	115	—	116	390	95	134	619

Total	3	651	3	657	2,049	674	1,067	3,790

	Year ended December 31, 2013
	Modified not TDR				TDRs
	Non-accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	2	318	6	326	1,049	163	553	1,765
Credit cards	—	—	—	—	309	—	—	309
Other consumer	2	164	—	166	438	61	66	565
Small business loans	—	25	—	25	255	31	129	415
Other commercial	—	82	—	82	855	88	—	943

Total	4	589	6	599	2,906	343	748	3,998

        Modified and TDR loans increased by 24.2%, and 56.5%, respectively, between 2010 and 2011 due to (a) the fact that modification programs began after March 2010 and therefore data related to year ended December 31, 2010 refers to a shorter period of production compared to 2011 and (b) efforts were enhanced through 2011 to continue the modification programs and the launch of new programs such as the "Fractional payment" modification program.

        TDR loans increased by 70.6%, between 2011 and 2012 due to the application of the new accounting guidance on TDRs, which included criteria to determine whether a loan modification represents a concession and whether the debtor is experiencing financial difficulties. These loans were newly identified as TDRs because although significantly higher than the rate prior to modification, the modified rate was not a market rate. The increase is also related to the continuous efforts made by the Bank to modify loans of customers experiencing financial difficulties loans.

        TDR loans granted during the year ended December 31, 2013 amounted to EUR 3,998 million and increased by 5.5% compared to TDR loans granted during the year ended December 31, 2012. The significant amount of loans restructured during the last 12 months reflected the efforts made by the Bank to propose new and more efficient restructuring products to its customers.

        Modified loans decreased by 29.4% between 2011 and 2012 mainly due to the application of the new accounting guidance on TDR. In addition, modified loans that are not TDRs are mainly constitute of Finansbank's loan interest rate modifications, which are offered to customers that can obtain funds from other sources at a market interest rate. As at December 31, 2012 and 2011, non-TDR corporate loans modified within 2012 amounted to EUR 116 million compared to EUR 8 million modified within 2011.

        Modified loans decreased by 8.8% between 2012 and 2013 and are mainly constitute of Finansbank's loan interest rate modifications, which are offered to customers that can obtain funds from other sources at a market interest rate.

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

        As at December 31, 2013, the percentage of TDRs loans granted during the last 12 months that became past due (+30 dpd) was 25.3% for consumer loan portfolio and 19.2% for commercial loan portfolio, and 10.4% and 5.1%, respectively for modified loans. As at December 31, 2012, the respective percentages were 41.6% for consumer loan portfolio and 27.2% for commercial loan portfolio, and 8.7% and 5.3%, respectively for modified loans.

        New modification programs for previously modified loans were first launched during the third quarter of 2011. As at December 31, 2012 and 2013, the percentage of modified loans which were subsequently modified again was 20.8% and 22.5%, respectively. These loans are included in the percentage of TDR granted in the last 12 months that became past due (+30 days past due) after modification only if their last modification occurred during the last 12 months and they have become past due (+30 days past due) subsequent to re-modification.

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

  a)
  Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days,

  b)
  Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2012 and 2013.

	Year ended December 31,
	2012			2013
	EUR in millions
	Total consumer loans	Total corporate loans	Total PPLs	Total consumer loans	Total corporate loans	Total PPLs
Domestic loans	835	3,505	4,340	622	8,490	9,112
Foreign loans	402	1,553	1,955	362	1,552	1,914

	1,237	5,058	6,295	984	10,042	11,026

        The above figures do not include impaired loans.

  Allowance for Loan Losses—Methodology

        We maintain an allowance for loan losses sufficient to absorb probable incurred losses in the loan portfolio. The NBG Group has a comprehensive financial assets impairment provision and write-off policy which applies to all subsidiaries and establishes guidelines for the assessment process. In addition, the Provision and Write-Off Committee has been established at each banking subsidiary, which approve the amount of loan loss allowances on an individual basis for customers' exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of these committees include members of the Group's senior management.

        The allowance for loan losses incorporates the measurement methods, income recognition and disclosures as provided for in the following accounting pronouncements:

  •
  ASC 450-20 "Loss contingencies";

  •
  ASC 310-10 "Receivables"; and

  •
  ASC 320 "Investments—Debt and Equity Securities".

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

        The allowance for credit losses is based upon estimates of probable incurred losses in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management's judgment of the changing dynamics within the portfolio. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Risk Management–Credit Review Policies".

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
Impairment methodology:	2009	2010	2011	2012	2013
	(EUR in millions)
Specific	398	564	2,812	1,973	1,808
Coefficient	89	106	198	235	242
Homogeneous	838	1,452	2,424	3,589	4,159
Foreign	740	1,053	1,117	1,521	1,542

Total loan loss allowance	2,065	3,175	6,551	7,318	7,751

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2013 compared with the year ended December 31, 2012" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2012 compared with the year ended December 31, 2011."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(EUR in millions)
Domestic:
Balance at beginning of year	838	1,325	2,123	5,434	5,797
Add: Allowances for probable loan losses from continuing operations	592	878	3,379	1,844	541
Write-offs	(110)	(85)	(77)	(126)	(138)
Recoveries	5	5	8	3	11

Less: Net write-offs	(105)	(80)	(69)	(123)	(127)
Loans exchanged in the PSI	—	—	—	(1,357)	—
Translation differences	—	—	1	(1)	(1)

Domestic balance at end of year	1,325	2,123	5,434	5,797	6,210

Foreign:
Balance at beginning of year	394	740	1,052	1,117	1,521
Add: Allowances for probable loan losses from continuing operations	407	327	325	478	428
Write-offs	(86)	(55)	(92)	(94)	(111)
Recoveries	24	18	23	16	77

Less: Net write-offs	(62)	(37)	(69)	(78)	(34)
Sale of impaired loans	—	—	(107)	(8)	(216)
Translation differences	1	22	(84)	12	(158)

Foreign balance at end of year	740	1,052	1,117	1,521	1,541

Total balance at end of year	2,065	3,175	6,551	7,318	7,751

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(%)
Allowance for loan losses as a percentage of total loans	2.7	4.0	8.6	9.8	10.6
Recoveries of loans to loans written-off in the previous year	9.2	11.8	22.2	11.0	40.0
Allowance for loan losses as a percentage of non-accruing loans	49.6	49.4	57.1	45.9	39.6

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2009, 2010, 2011, 2012 and 2013.

	2009		2010		2011		2012		2013
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in millions, except percentages)
Greek residents:
Consumer
Residential mortgages	124	26	229	25	529	25	894	24	881	25
Credit card	200	2	335	2	416	2	536	2	640	2
Auto financing	—	1	—	1	—	—	—	—	—	—
Other consumer	281	6	593	6	1,010	6	1,470	7	1,803	6

Total	605	35	1,157	34	1,955	33	2,900	33	3,324	33

Commercial
Industry and mining	210	5	263	5	515	5	761	7	771	6
Small-scale industry	89	3	99	3	177	3	217	2	385	3
Trade	263	11	378	10	654	10	960	9	1,122	10
Construction	73	2	135	1	153	2	226	1	246	1
Tourism	22	1	24	—	39	1	60	1	41	1
Shipping and transportation	32	2	45	3	55	3	66	3	101	3
Commercial mortgages	6	1	9	1	15	1	20	1	17	1
Public sector	—	11	—	11	1,855	11	533	8	79	8
Other	25	—	13	—	16	—	54	—	125	1

Total	720	36	966	34	3,479	36	2,897	32	2,887	34

Total Greek residents loans	1,325	71	2,123	68	5,434	69	5,797	65	6,211	67

Foreign:
Consumer
Residential mortgages	23	5	51	6	56	5	68	6	77	5
Credit card	149	3	216	4	246	5	371	7	296	6
Auto financing	4	—	—	—	—	—	1	—	—	—
Other consumer	223	4	253	4	304	4	382	5	383	5

Total	399	12	520	14	606	14	822	18	756	16

Commercial
Industry and mining	107	4	144	4	130	4	175	4	211	4
Small-scale industry	33	2	40	2	44	2	133	2	105	2
Trade	116	5	178	5	166	5	119	5	231	6
Construction	27	2	54	2	70	2	107	2	97	3
Tourism	6	—	13	1	14	—	55	—	31	—
Shipping and transportation	8	1	15	1	17	1	15	1	26	1
Commercial mortgages	—	1	4	1	7	1	46	1	41	—
Other	44	2	84	2	63	2	49	2	42	1

Total	341	17	532	18	511	17	699	17	784	17

Total foreign loans	740	29	1,052	32	1,117	31	1,521	35	1,540	33

Unallocated
Total Allowance for loan losses	2,065	100	3,175	100	6,551	100	7,318	100	7,751	100

(1)
Percentages represent the balance of loans in the respective category as a percentage of the total loan balance.

Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2009, 2010, 2011, 2012 and 2013 is presented in the following table:

	Year ended December 31,
	2009	% of total loans	2010	% of total loans	2011	% of total loans	2012	% of total loans	2013	% of total loans
	(EUR in millions, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	49	0.07	60	0.07	31	0.04	82	0.12	69	0.11
Real estate—construction	7	0.01	4	0.01	11	0.02	3	0.01	29	0.04
Real estate—mortgage	3	—	4	0.01	6	0.01	10	0.01	11	0.02
Other loans to individuals	51	0.07	17	0.02	29	0.04	31	0.05	29	0.04

Total write-offs for loans to Greek residents	110	0.15	85	0.11	77	0.11	126	0.19	138	0.21

Foreign:
Commercial and industrial	35	0.05	15	0.02	42	0.06	67	0.10	72	0.11
Real estate—construction	6	0.01	7	0.01	1	—	2	—	1	—
Real estate—mortgage	—	—	—	—	4	0.01	1	—	8	0.01
Other loans to individuals	45	0.06	33	0.04	46	0.07	24	0.04	30	0.05

Total write-offs for foreign loans	86	0.12	55	0.07	93	0.14	94	0.14	111	0.17

Total write-offs	196	0.27	140	0.18	170	0.25	220	0.33	249	0.38

Recoveries
Greek Residents:
Commercial and industrial	—	—	—	—	—	—	(1)	—	—	—
Other loans to individuals	(6)	0.01	(5)	0.01	(8)	0.01	(2)	—	(11)	0.02

Total recovery on loans to Greek residents	(6)	0.01	(5)	0.01	(8)	0.01	(3)	—	(11)	0.02

Foreign:
Commercial and industrial	(6)	0.01	(12)	0.01	(8)	—	(6)	0.01	(23)	0.04
Real estate—construction	—	—	—	—	—	—	—	—	—	—
Other loans to individuals	(18)	0.02	(6)	0.01	(15)	0.02	(10)	0.02	(54)	0.08

Total recovery on foreign loans	(24)	0.03	(18)	0.02	(23)	0.02	(16)	0.03	(77)	0.12

Total recoveries	(30)	0.04	(23)	0.03	(31)	0.03	(19)	0.03	(88)	0.14

  Developments in domestic loans write-offs

        Since 2008 in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the expectations of the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans we have postponed legal actions taken against past due customers and modified our write-off policy. This policy change has extended the maximum period from up to three to up to five years before taking write-offs in our unsecured portfolio. In addition we have introduced modification programs for loans more than 90 days past due in order to assist our customers in servicing their debt. These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed. As at December, 31 2013, domestic write-offs amount to EUR 138 million compared to EUR 126 million as at December, 31 2012, and were still influenced by the change in the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consisted of corporate and small business loans individually assessed which were, either partially written-off, keeping only the secured balance on balance sheet, or written-off completely.

        As at December 31, 2012 and 2013, unsecured consumer and credit card exposures whose agreement has been terminated for more than 3 years and SBL exposures that are fully provided for but yet not written off amounted to EUR 791 million and EUR 1,328 million, respectively. The write-off of these loans would result in a reduction of the allowance for loan losses on the balance sheet by EUR 711 million in 2012 and EUR 1,265 million in 2013, respectively. Had we written-off these loans in accordance with our previous policy, the non-accruing loans ratio as at December 31, 2012 and 2013 would have been 20.6% instead of 21.4% and 25.4% instead of 26.7%, respectively. Furthermore, the non-accruing loans coverage ratio as at December 31, 2012 and 2013 would have been 43.6% instead of 45.9% and 35.5% instead of 39.6%, respectively.

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

        In 2013, foreign write-offs increased to EUR 111 million and are mainly constitute of commercial loans write-offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's domestic and foreign operations, in each of the three years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011		2012		2013
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in millions, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	3,847	0.60	3,726	0.92	4,596	1.11
Savings	20,284	0.25	16,642	0.25	15,455	0.22
Time deposits	20,525	2.91	16,633	2.85	19,589	3.30
Interbank	24,447	1.54	32,717	1.87	25,781	0.73
Other	494	3.19	519	3.59	621	3.09
Non-Greek residents or foreigners:
Demand deposits	214	0.48	449	0.80	353	0.81
Savings	20	0.26	19	0.26	19	0.26
Time deposits	35	2.89	166	2.30	159	2.30
Interbank	779	0.51	666	1.07	683	0.37
Deposits in foreign banking offices:
Banks located in foreign countries	3,913	2.09	4,089	2.17	3,873	1.36
Other foreign demand deposits	1,032	1.19	1,786	0.92	2,079	0.71
Other foreign time and savings deposits	16,468	6.69	17,650	6.89	18,532	5.33

Total deposits	92,058	2.46	95,062	2.65	91,740	2.18

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$ 0.1 million or more of the Group's operations by remaining maturity at December 31, 2013. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$ 0.1 million or more has been based on exchange rates at December 31, 2013.

Year ended December 31, 2013
(EUR in millions)
Domestic Operations:(1)
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	29,703
Over 3 through 6 months	2,774
Over 6 through 12 months	3,245
Over 12 months	145

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	35,867

Foreign Operations:
Time certificates of deposit in amounts US$0.1 million or more:
3 months or less	231
Over 12 months	37
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	7,876
Over 3 through 6 months	728
Over 6 through 12 months	582
Over 12 months	261

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	9,715

(1)
As at December 31, 2013 Domestic Operations did not have any time certificates of deposit in amounts of US$0.1 million or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(EUR in millions, except percentages)
End of period	926	2,027	1,678
Maximum month-end amount during the period	1,085	2,027	1,822
Average amount	954	836	1,560
Weighted average interest rate	2.61%	8.52%	6.74%

        Of the year-end balance as at December 31, 2013, 100% relates to Finansbank borrowings.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2013.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are one of the largest financial institutions in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10.8 million deposit accounts, more than 2.8 million lending accounts, 540 branches and 1,398 ATMs as at December 31, 2013. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB.

Key Factors Affecting Our Results of Operations

Recent Market and Regulatory Developments

The Hellenic Republic's Economic Crisis

        The Greek economy continued to face significant macroeconomic headwinds, originating from the unprecedented effort to correct, since 2010, sizeable fiscal imbalances which were compounded by high uncertainty, an extraordinary contraction of economic activity and deep-rooted structural vulnerabilities which made the achievement of the objectives set out in the Program an enormous challenge.

        After six years of recession, the Greek economy showed nascent signs of stabilization in late 2013. The pace of GDP contraction (source: EL.STAT Press Release, March 11, 2014) slowed notably in 2013 down 3.9% although year-on-year from a decline of 7.0% in 2012 and to a decrease of 2.3% in the fourth quarter of 2013. The decline in the fourth quarter of 2013 is the slowest annual pace of contraction since the first quarter of 2010—led by a strong positive contribution of net exports, but also reflecting less weak domestic demand. In this regard, the annual pace of GDP contraction in 2013 was lower than stabilization program estimates, (3.9)% year-on-year compared to original estimates of (4.2)% year-on-year. Nonetheless, economic activity remained on a downward trend in 2013, hampered by additional fiscal policy tightening, further reductions in private and public sector wages and pensions, and weak economic conditions in the Eurozone. Consequently, labor market conditions remained challenging with the unemployment rate climbing to 27.5% in the fourth quarter of 2013 (source: EL.STAT Press Release, March 13, 2014) employment showed some signs of stabilization in late-2013 and January 2014 (source: EL.STAT Press Release, March 13, 2014). Labor market trends are expected to improve in 2014 with the unemployment rate declining to 26% (source: European Commissions, European Economic Forecast, Winter 2014) on the back of slightly positive estimated real GDP growth of 0.6% (source: European Commission, European Economic Forecast, Winter 2014). The stabilization in economic activity in 2014 is expected to reflect the support from the export sector, especially tourism, together with accelerating EU structural funds inflows and the completion of clearance of Government arrears in conjunction with the normalization of financing conditions in the economy (source: European Commission, European Economic Forecast, Winter 2014).

        Regarding the determinants of macroeconomic trends in recent years and the need for an extensive debt restructuring in 2012, further deterioration of economic activity (reflecting a contraction in real GDP of (4.9)% year-on-year in 2010, and (7.1)% year-on-year in 2011, (source: EL.STAT Press Release, March 11, 2014) in tandem with programmed disbursements under the new Program and weaker prospects for economic growth and privatization revenue in the 2012-2016 period, primarily due to adverse market conditions, have resulted in a deterioration of the public debt trajectory, leading to a debt-to-GDP ratio of 161% by end 2011 and to above 185% in 2012-13 (source: IMF Country Report No. 11/351, December 2011), thereby creating the need for new intervention to restore sustainability.

        The sustainability of Greece's public finances and its continued membership in the Eurozone was conditioned upon the efficient implementation of ambitious structural and fiscal reforms incorporated in the agreement for a second economic adjustment program for Greece reached in March 2012, which was designed to create an environment supportive of a sustained economic recovery.

        The completion of the PSI in April 2012 contributed to a significant reduction of the Greek debt burden and debt servicing needs through lower interest rates on the new bonds issued in the exchange for outstanding bonds and a substantial extension of the average debt maturity. The PSI achieved nominal debt relief on EUR 199 billion of eligible bonds, directly reducing Greece's debt burden by approximately 50% of GDP from a level of 161% of GDP at the end of 2011 (source: IMF Country Report No. 12/57, March 2012). Interest service costs have been reduced as the effective average cost of Greek debt servicing has been brought down to below 2.8% in the 2012-2014 period, from 4.5% in 2011 (source: IMF Country Report No. 13/20, January 2013). Finally, amortization payments are minimal until 2020 due to the long grace periods on the new Greek government bonds delivered in the PSI and a large part of the official financing.

        Overall, the completion of the PSI resulted in a notable reduction of Greek debt to 145% of GDP in the first quarter of 2012 (source: Greek Public Debt Management Agency, Hellenic Republic Public Debt Bulletin, June 2012, No. 66).

        A complementary plan for improving public debt dynamics was decided in the Eurogroup meeting of November 27, 2012 (source: Eurogroup Statement on Greece, November 27, 2012), and, inter alia, included debt repurchases by the Hellenic Republic, new changes in official loan conditions (interest rate reduction on bilateral loans and deferral of interest payments on EFSF loans) and a refund to Greece of income and profits related to Eurosystem holdings of Greek bonds. For further details, see "—Eurogroup Decisions of November 27, 2012 on the Disbursement of pending financing for 2012 under the Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief".

        The challenges relating to the state of Greek public finances compounded by high uncertainty and rapidly contracting demand and weakening private sector balance sheets, have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Government debt and other Greek financial and real estate assets;

  •
  limited liquidity in the Greek banking system reflecting very limited access to market financing and a sizeable contraction of the domestic deposit base since the end of 2009 and until the end of 2013 (excluding government deposits) of about 35% cumulatively (source: Bank of Greece, Bulletin of Conjunctural Indicators, Table IV, January-February 2014) and heavy reliance on ECB and the Bank of Greece funding;

  •
  increased competition for, and thus rising cost of, customer deposits;

  •
  negative credit flows to the economy (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014); and

  •
  an increase in the amount of past due loans reflecting the substantial impact of the recession on the debt servicing ability of the Greek private sector.

Second economic adjustment program, jointly supported by the IMF and the member states of the Eurozone—The Program

        All data referred to in this sub-section is drawn from the IMF Country Report No. 12/57 (March 2012), and EU Occasional paper on Greece March 2012.

        In March 2012, the Government agreed to the Program, the term of which extends through 2016 and is jointly supported by the IMF and Eurozone Member States. The Program replaced the original program of EUR 110 billion, agreed in May 2010, for the period of 2010-2013 in the form of a cooperative package of IMF and Eurozone Member State funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from Eurozone Member States and EUR 19.9 billion from the IMF.

        Overall, in the Program, for the years 2012-2016, Eurozone Member States through the EFSF and the IMF committed the undisbursed amounts from the original Program, plus an additional EUR 130 billion, covering Greece's expected funding needs fully for the period from 2012 to 2014. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion during four years under its Extended Fund Facility ("EFF"). The Program is heavily front-loaded, especially regarding financing from Eurozone Member States.

        An amount of EUR 75 billion was disbursed by Eurozone Member States in the first half of 2012 in order to fund EUR 35.7 billion of the PSI debt enhancements and accrued interest. Overall, by the end of 2013, Greece had received from the EFSF EUR 133.0 billion (which includes EUR 48.2 billion of HFSF funding, earmarked for bank recapitalization and resolution of which about EUR 38 billion have been utilized) out of the total committed amount of financing of EUR 144.6 billion, under the Program, and EUR 8.5 billion of IMF loans. The IMF total contribution of EUR 28 billion is planned to be disbursed in 17 equal tranches until the first quarter of 2016, of which EUR 8.5 billion has been disbursed through March 31, 2014.

        The disbursements of financial assistance to Greece are conditional on quarterly reviews for the duration of the arrangement.

        The release of the tranches by the lenders will be based on the satisfaction of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria set by the memorandum of economic and financial policies ("MEFP") and the Memorandum underlying the Program and committed to by the Government. Moreover, in April 2012, the Greek parliament passed new legislation prioritizing Government debt service obligations to private and official holders of Greek debt over any other fiscal use of the Program funding. The Government is committed to similar use of the primary budget surpluses which are expected to be achieved from 2014 onwards.

        The Program also sets forth a blueprint for the stabilization of public finances and safeguarding financial stability in Greece. Overall, the implementation of growth-enhancing structural reforms (including a broad-based labor market reform with a view to improve cost competitiveness and employment outcomes) becomes the basic element in the implementation of the Program.

        Specifically, the Program's strategy is primarily based on expenditure reduction in order to achieve a primary surplus of 1.5% of GDP in 2014, and 4.5% of GDP by 2016 (source: IMF Country Report No. 13/20, January 2013) and the timely and decisive implementation of growth-enhancing structural reforms. The Program also foresees more aggressive nominal wage adjustments and benefit cuts to reduce costs and thus improve price competitiveness, and permit Greece's transition to a more investment and export-led growth model.

        The main elements of the Program are as follows:

  •
  Direct measures to improve Greek competitiveness through an internal devaluation comprising making collective bargaining more effective, reducing the minimum wage by 22%, lowering non-wage labor costs, and liberalizing services and professions.

  •
  A front-loaded additional fiscal adjustment for the 2013-14 period primarily based on structural expenditure reforms, permanent revenue measures and improvements in tax collection have been specified with a view to reach, at least, a primary balance in 2014 and a surplus in the primary general Government budget of 1.5% of GDP by the end of 2014.

  •
  Measures to restore financial sector stability. Significant resources—EUR 48.2 billion, according to the IMF report "2nd Review of the program" embedded in IMF Country Report No. 12/57 (March 2012)—have been set aside in the Program and were disbursed in 2012 and 2013 to help banks cope with the impact of the recession and of the restructuring of Government debt. Around EUR 37 billion of those funds have been used for Greek banks' recapitalization and resolution costs through 2013. Under the terms of the banks' recapitalization, the desire for private sector management and effective control of the banking sector is balanced with the need to safeguard the taxpayers' significant capital injection.

        The adjustment process also contemplates the successful completion of an ambitious privatization agenda, which has been adapted to economic developments and market conditions domestically and abroad, and the impact of recession on asset valuations. Similarly, the structural reform agenda includes measures to increase fiscal efficiency, strengthen Greece's institutional capacity and improve efficiency of the labor, product and service markets.

        At the same time, the Hellenic Republic is receiving technical assistance with a view to enhancing the Government's capacity to implement policies coordinated by the EU Commission's taskforce under the guidance of the European Commission, Member States and the IMF. The assistance concerns several areas which are crucial for the success of the Program, such as tax administration and the fight against tax evasion, public financial management, public administration and business environment reforms.

Eurogroup decisions of November 27, 2012 on the disbursement of pending financing for 2012 under the Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief

        The discussion in this section is sourced from the Eurogroup Statement on Greece published on November 27, 2012.

        On November 27, 2012, the Eurogroup finance ministers and the IMF Managing Director provisionally agreed to disburse EUR 43.7 billion of the pending EU tranches (for 2012) of the financial support Program for Greece and managed to achieve an agreement to offer Greece some additional debt relief with a view to counteracting the adverse impact of sharper-than-expected macroeconomic conditions and the slower build-up of a primary surplus of 4.5% of GDP (estimated to be achieved in 2016 or two years later than envisaged in the original Program of economic support for Greece). The agreement involved a combination of various debt and other measures to reduce funding needs including: interest rate cuts on bilateral loans; a 10-year interest payments deferral on EFSF loans; and refund to Greece of ECB/national central banks' profits on Greek bond holdings. These measures aimed at providing sufficient liquidity to the Government to fully cover the funding gap until mid-2014—following the use of about EUR 10 billion of funding for the financing of the debt buy-back in December 2012 (source: IMF Country Report No. 13/20, January 2013). In this context, the deadline for the achievement of a primary surplus of 4.5% of GDP was extended from 2014 to 2016.

        In addition, a debt buyback was introduced as part of the debt-reduction strategy; the Greek Public Debt Management Agency unveiled the terms of the buyback on December 3, 2012. The buyback entailed exchanging the 20 designated bonds delivered to exchanging holders in the PSI (with a total outstanding value of EUR 62 billion at par) with six-month, zero-coupon, EFSF notes. For each EUR 1,000 principal amount of a designated bond, the bondholder received EFSF notes with a principal amount equal to 1,000 times the purchase price expressed as a percentage of the par value of the original PSI bond. The purchase prices ranged from 32.2% to 40.1% depending on the maturity of the original PSI bond. The total aggregate amount of EFSF notes issued in the buyback was EUR 11.3 billion. The buyback closed on December 11, 2012.

        The public debt buyback tender process invitation yielded a total participation of EUR 31.9 billion (or about 50% of existing Greek government bonds at an average price of 33.8% of the nominal value). Following the settlement of the buyback, Greek debt was reduced by EUR 21.1 billion in net terms. The deal in conjunction with other support measures appeared sufficient (source: IMF Country Report No. 13/241, July 2013) at bringing the Greek debt-to-GDP ratio down from 175.1% of GDP in 2013 (source: EL.STAT Press Release, April 14, 2014), and ensure a trajectory that would bring the debt close to the debt sustainability threshold that Troika (124% of GDP) has previously defined as sustainable by end 2020 and to below 110% of GDP (source: IMF Country Report No. 13/241, July 2013) in 2022, provided that some additional concession will be made by Eurozone countries along the lines of Eurogroup decisions of November 27, 2012.

        An erosion of the cohesion of the current coalition Government, or an impaired ability of the Government to push forward with remaining structural reforms and consolidate the important progress made on the fiscal front in previous years—possibly due to an unfavorable outcome for the coalition Government parties in the forthcoming election for the European Parliament on May, 25 2014—could pose additional risks to the implementation of the Program. Such a development could lead to the deferral of additional support decisions by Eurozone countries as regards the provision of additional debt relief by the official sector (Eurozone and the IMF), which would ensure the long-term sustainability of the Greek debt and could weaken the considerable improvement in economic sentiment and in the markets' perception of Greece's economic prospects achieved in 2013. Similarly, the Eurozone Member States' commitment to provide long-term support to Greece on adequate terms is subject to additional risks related not only to Greece's ability to avoid any additional slippages in the implementation of the Program but also to increasing public discontent in these countries regarding continuing support to Greece.

        The large losses experienced by private creditors from the PSI exchange and the debt buyback in December 2012 in conjunction with the still high level of Greek sovereign debt post-PSI and the completion of the buyback (above 120% until 2020) render a significant upward revision of sovereign ratings of the country unlikely in the short-term. Nonetheless, the notable progress in fiscal adjustment and a broad-based improvement in economic sentiment in conjunction with favorable financial and monetary conditions internationally—and especially in the Eurozone—led to significant improvement in Greek financial asset valuations (sovereign bonds and equity) in 2013 and early 2014. In this environment, the Government managed to regain access to the market through a 5-year bond sale of EUR 3 billion, in April 2014—the first since the activation of the financial support program for Greece in May 2010—that carried a coupon of 4.75% (source: Greek Ministry of Finance Press Release, April 10, 2014). The Group has also regained access to the market, issuing on April 30, 2014 a EUR 750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and a yield of 4.5% at the time of pricing.

        However, valuations of Hellenic Republic assets along with privatization revenue budgeted in the Program—that are conditioned on the macroeconomic environment—remain subject to risks. A failure to successfully implement the remaining part of the Program unconditionally may lead to termination of the financial support by the IMF and the EU, which would create the conditions for a new credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt, which will include both marketable instruments and official EU loans. If these events were to occur, they would have a significant adverse impact on the Greek macroeconomic environment, as well as on its financial system. However, the default risk appears to have been declined considerably compared to previous years as the primary Government budget is estimated to be in surplus since 2013 (source: Eurogroup Statement on Greece, April 1, 2014) and the Government's financing needs are fully covered until early 2015.

        However, even if the Hellenic Republic successfully implements the Program, and the macroeconomic environment is in line with Program's forecasts, Government debt as a percentage of GDP will remain high until 2020 according to the latest debt sustainability analysis conducted by the IMF in the context of the 4th Review of the new economic Program in July 2013 (source: IMF Country Report No. 13/241, July 2013) and it remains uncertain whether the Greek economy will grow sufficiently to support the targeted pace of debt reduction and ease the medium-term financing constraints of the Hellenic Republic. These concerns in conjunction with the ongoing pressure on coalition Government stability from the extremely high social costs related to the macroeconomic fiscal adjustments, means that there remains a risk of a credit event with respect to the Hellenic Republic occurring earlier and prior to the completion of the Program in 2016.

        The notable recovery in economic sentiment since the second half of 2012 that continued in 2013 and the first signs of increase in the private bank deposit base in the second half of 2012 and in 2013 could be weakened by slower progress in structural reforms, tensions in fiscal adjustment strategy and, more importantly, a new round of economic tensions in the Eurozone in the event that economic recovery is delayed further and/or progress in the completion of the banking union in the EU remains slow and fragmented. In this respect, Greek banking system deposits contracted by EUR 0.7 billion in the period of January to December 2013 (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2014).

        For the uncertainty relating to the Hellenic Republic economic crisis and the impact it may have to the Bank, please see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—Uncertainty resulting from the Hellenic Republic's economic crisis has had and is likely to continue to have an adverse impact on our business, results of operations and financial condition".

  Impairment of Greek government bonds

        For the impairment of Greek government bonds and the related accounting treatment, see Item 4.B, "Business Overview—Key Factors Affecting Our Operations—The Hellenic Republic's Economic Crisis, the Second Economic Adjustment Program for Greece and Recent Macroeconomic Developments" and Item 5 "Operating and Financial Review and Prospects—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary-Impairment of Greek Government Bonds", respectively.

  The Hellenic Republic's Bank Support Plan

        The Program provides additional capital for the Greek banking sector and, in addition to the Hellenic Republic Bank Support Plan, was approved by the Greek Parliament, in response to the difficult funding conditions in 2008, for EUR 28 billion in 2008 and augmented by EUR 40 billion in 2010 and another EUR 30 billion in 2011. For more information on the Hellenic Republic Bank Support Plan, see—"Regulation and Supervision of Banks in Greece". The Hellenic Republic Bank Support Plan, as amended, comprises three pillars:

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

        For the financings under the Hellenic Republic Bank Support Plan, see Item 5.B, "Liquidity and Capital Resources—Financings Under the Hellenic Republic Bank Support Plan".

  Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and in SEE. During 2013, global economic growth gained momentum, particularly in the second half of the year, driven mainly by the United States and United Kingdom. In addition, the Eurozone economy exited recession in the second quarter of 2013, while growth prospects in emerging markets lost momentum, decoupling from developed markets in the course of 2013. For 2014, we expect the global economy to sustain its growth momentum, expanding by 3.7%, from 3.0% in 2013 (according to IMF, World Economic Outlook forecasts, January 2014). This prediction may change, given potential political and economic negative developments related to the Eurozone banking crisis, U.S. Fed tapering (or, the slowdown of asset purchases under Fed Quantitative Easing ("QE") programs), the Chinese economy facing slowed growth, amid intensified fears over the fragile shadow banking system of the Chinese economy and increased tensions between Ukraine and Russia, in addition to continued geopolitical risks in the Middle East and North Africa regions.

        Global financial markets conditions also improved substantially during 2013. Developed markets equities rallied strongly, and more significantly in the United States and Japan, on the back of very loose monetary policy, while emerging markets equities remained broadly flat in 2013, on the back of a less positive economic outlook. Government bond yields increased on both sides of the Atlantic, reflecting the increased expectations of a gradual slowdown of asset purchases by the Fed, while the Eurozone periphery sovereign bond spreads tightened, in line with the improvement in fiscal outlook in these economies. In the beginning of 2014, developed market equities remained flat, despite a temporary weather-related distortion in the U.S. economic data, as global purchasing managers indices remained strong, while emerging markets equities continued to lag behind, on the back of ongoing concerns over structural weaknesses in specific emerging economies (such as Turkey and Brazil). In the Eurozone, growth prospects appear to have brightened in the first quarter of 2014, albeit heightened deflationary pressures, particularly in the periphery, have increased pressures for monetary policy action. Indeed, during 2013, the ECB had cut its refinancing rate by 50 bps, and introduced rhetoric forward guidance for short-term rates in the light of ongoing economic weakness and increasing deflationary pressures. Looking forward, the ECB is expected to ease monetary policy further, through additional rate cuts, as well as unorthodox policy tools. The Fed raised the tapering issue in May 2013 for a first time, triggering a negative market response. It finally announced tapering in December 2013, to take effect in January 2014, and in April 2014 reduced its asset purchases to USD 45 billion per month. In addition, the Fed decided to abandon quantitative forward guidance, for short-term interest rates, as the U.S. unemployment rate declined to 6.7% in February 2014. Looking forward, the Fed is expected to maintain its gradual decrease of asset purchases, projecting to terminate them by the fourth quarter of 2014. In Asia, the Bank of Japan, expanded substantially its Quantitative Easing ("QE") program in April 2013, as part of the 3 "arrow" strategy of Abenomics and is expected to expand QE further during 2014, to mitigate the negative repercussions of planned fiscal tightening.

Increasing Importance of Turkish Operations, Finansbank

        Turkish operations through Finansbank, our Turkish subsidiary, represented 21.8% of our gross loans as at December 31, 2013 (compared to 23.7% as at December 31, 2012), accounted for 48.6% of our net interest income before provisions for loan losses and contributed EUR 682 million to our net income for the year ended December 31, 2013 (compared to 45.1% and EUR 632 million respectively for the year ended December 31, 2012).

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 21.4% of our loans portfolio at December 31, 2012 to 26.7% at December 31, 2013, and subsequently it has increased even further. We have made the necessary allowances for non-accruing loans as at December 31, 2013, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The effect of the economic crisis in Greece, the implementation of the Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies, and defaults. Provisions will continue to negatively affect net income/(loss) in 2014. We have also provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses-Methodology".

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

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. The Group received proceeds of EUR 16 million in 2011, EUR 1 million in 2012 and EUR 1 million in 2013 from disposals of various real estate property holdings. We expect to continue divestitures of non-core assets in the future when circumstances permit.

Increased Eurosystem Funding Costs

        Prior to 2008, we had sufficient access to funding through the international capital markets and therefore did not need to seek funding from the Eurosystem. However, the economic crisis in Greece adversely affected our credit risk profile, restricted our access to the international capital markets for funding, increased the cost of such funding and the need for additional collateral requirements in customer repurchase contracts and other secured funding arrangements, including those with the Eurosystem. The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access of Greek banks, including us, to the capital markets due to concerns by counterparty banks and other lenders, particularly for unsecured funding and funding from the short-term interbank market. Accordingly, these markets have been effectively closed to all Greek banks since the end of 2009. As a result, maturing inter-bank liabilities were not renewed, or renewed only at higher costs. On April 30, 2014, the Group successfully raised a EUR 750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and had a yield of 4.5% at the time of pricing. The issuance was done through NBG Finance Plc, a wholly owned subsidiary of the Bank, under its EUR 5.0 billion GMTN program, guaranteed by the Bank. Our ECB funding and funding from the Bank of Greece, through the ELA, has increased since the start of the crisis and will remain important.

        The liquidity we receive from the ECB, or from the Bank of Greece through the ELA, may be affected by changes in ECB and Bank of Greece rules. The amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which may change. If the value of our assets declines, then the value of the funding we can obtain from the ECB or the ELA will also decline. Furthermore, if the ECB or the Bank of Greece revises their collateral standards such that our collateral securities are not eligible to serve as collateral with the ECB or the Bank of Greece, our funding costs would increase, affecting our net interest income and access to liquidity. For example, in the second half of 2012, the ECB revised its collateral standards, which resulted in our not being able to access ECB funding and being forced to use funding from the ELA, which significantly increased our cost of funding in 2012 due to the higher interest rate of ELA funding compared to ECB funding. The above also had an impact on our cost of funding in 2013, although to a lesser extent, due to the decrease in ELA funding during 2013.

Deposit Base, Wholesale Funding and Higher Deposit Costs

        We engage in both customer deposit gathering and wholesale funding activities to finance our assets. We offer various kinds of retail and corporate deposit products, which in turn represent the majority of our interest expense. The interest expense depends on the size of our customer deposit base relative to our wholesale debt base, as they are priced independently. Wholesale deposit funding includes interbank borrowing, repurchase agreements, debt issues and bank loan placements.

        The decline in total domestic deposits within the Greek banking sector of 23% from December 31, 2010 to December 31, 2013 has resulted in increased competition between banks for deposits. Consequently, the cost of domestic deposits has increased, putting pressure on our net interest income. Despite recent reversals of deposit trends and increases in the Group's customer deposits during 2013, the decline in deposits in the Greek banking sector may continue, resulting in further pressure on deposit pricing. As at December 31, 2013, the Group's deposits made by Greek residents and foreign customers (excluding interbank deposits) were EUR 62,502 million, an increase of 6.7% compared to December 31, 2012, mainly due to the deposits of EUR 4,049 million acquired through the acquisition of FBB and Probank as of the dates of their acquisition.

        Moreover, as at March 31, 2014, the funding from the Eurosystem has decreased to EUR 18.0 billion, compared to EUR 20.7 billion, EUR 30.9 billion and EUR 31.3 billion as at December 31, 2013, 2012 and 2011, respectively. At March 31, 2014 and December 31, 2013 all of Eurosystem funding was through ECB's Regular Open Market Operations. Although we have recently been able to access the international capital markets, ECB funding will remain an important element of our funding and liquidity for the foreseeable future.

Retirement Indemnities—Early Retirement

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented. On December 19, 2013, the Bank announced of the implementation of a VRS. The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS (see Note 40 to the U.S. GAAP Financial Statements). By taking into account the unpaid leave for these employees, the total VRS expense amounted to EUR 183 million. It is also estimated that the decrease in the Bank's payroll base on a yearly basis will be EUR 155 million.

        Additionally, due to the fact that banks intensified their efforts to contain operating costs, especially staff costs, a new collective agreement was signed with OTOE (the Federation of Greek Banks Employees), leading to a further cut of about 9% (6% effective in July 2013 and 3% effective in the first quarter of 2014 following the termination of an extra half salary).

        Furthermore, on November 12, 2012, the new Greek Law 4093/2012 (GG A' 222) decreased the Greek Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

        The transitional provisions of the law state that for employees that on November 12, 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to EUR 2,000.

Pension Reform

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA-ETAM as at August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 25.5 million per annum into IKA-ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund after January 1, 1993, will remain at 13.3%. See Item 6.D, "Employees".

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

Income Tax and Taxation of Reserves

        The applicable Greek statutory corporation income tax rate was 20% for 2011 and 2012 and 26% for 2013.

        On July 23, 2013 the Greek Parliament approved a tax bill (Greek Law 4172/2013, as changed by Greek Laws 4223/2013 and 4254/2014) that replaced the existing Code of Income Taxation (codified by Law 2238/1994) on January 1, 2014. The certain changes were as follows:

  •
  The income tax rate applicable to legal persons and legal entities that maintain double-entry books according to the Code for the Tax Recording of Transactions will continue to be 26%.

  •
  Credit institutions and branches of foreign credit institutions are required to make an advance payment of income tax equal to 100% of income tax.

  •
  Other legal persons are required to make an advance payment of income tax equal to 80% of income tax.

  •
  The definition of "dividend" was expanded to include any income distributed by any kind of entity. The term also includes any right to participate in the profits of an entity that does not constitute a debt claim, as well as liquidation proceeds to the extent the amount thereof exceeds paid-up capital. The withholding tax imposed on dividend distribution amounted to 10%.

  •
  The new law specified the following treatment in the case of undistributed or non-capitalized reserves of legal persons reflected in the last balance sheet dated before January 1, 2014 and deriving from nontaxable profits in the year in which they are made, due to the exemption granted by Law 2238/1994 or circulars or decisions issued upon authorization:

    –
    Reserves distributed on or before December 31, 2013 were taxed separately at a rate of 15%. Payment of the tax extinguishes any tax liability of the legal person and its shareholders/partners; or

    –
    Reserves distributed on or after January 1, 2014 will be taxed separately at a rate of 19%. Payment of the tax will extinguish any tax liability of the legal person and its shareholders/partners.

    –
    Additionally, as from January 1, 2014, tax reserves may be used at the end of each tax year to absorb reported tax losses from any source arising in the previous five years until such reserves are exhausted.

    –
    The option to maintain special tax-free reserve accounts will be abolished as from January 1, 2015, except to the tax reserves created according to laws on development investment and to article 28 par. 3g of Law 2238/1994 which inter alia include reserves created from the sale of real estate to leasing companies.

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

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2013.

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

Going concern

        Act 13/28.03.2013 issued by the Executive Committee of the Bank of Greece established new limits for Core Tier I (CT1) ratio and Common Equity ratio at 9% and 6% respectively. The Act also introduced a cap on the recognition on Deferred Tax Asset in calculating the CT1 ratio, set at 20% of CT1. This cap was subsequently removed by Act 36/23.12.2013 issued by the Executive Committee of the Bank of Greece on December 31, 2013.

        As at December 31, 2013, the Group's CT1 ratio has increased to 10.3%, (December 31, 2012: 7.8%) following:

  •
  2013 profit for the period attributable to NBG shareholders, based on IFRS, of EUR 809 million, which was aided by the improving economic environment in Greece; and

  •
  certain actions completed by Management, such as the transfer of a 66.0% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares.

        Although, the Group's deposits in Greece, increased by EUR 4.6 billion in 2013, the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. However, as of March 13, 2014, the funding from European Central Bank's ("ECB") has decreased to EUR 19.0 billion (December 31, 2012: EUR 30.9 billion) all of which was through ECB's Regular Open Market Operations. Furthermore, as of December 31, 2013, additional financial assets of nominal value EUR 29.7 billion (December 31, 2012: EUR 18.0 billion) were available for further liquidity.

        Based on the above, Management has concluded that the going concern principle is appropriate.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading loss in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as loans, deposits and long-term debt. For more information on financial instruments designated at fair value, see Note 13 "Loans and allowance for loan losses", Note 20 "Deposits", Note 25 "Long-term debt" and Note 37 "Fair Value of Financial Instruments" to the U.S. GAAP Financial Statements.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. For over-the-counter derivative instruments, this impact is estimated by calculating a separate CVA for each counterparty, to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2012 and 2013 amounted to a cumulative gain of EUR 77 million and a cumulative gain of EUR 30 million, respectively. The reduction in the gain in 2013 is attributed mainly to a narrowing of the Bank's CDS spread and an increase in the mark to market of uncollateralized derivatives. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        As of December 31, 2013, Level 3 assets amounted to EUR 412 million, which included EUR 24 million in trading assets, EUR 21 million in derivative assets and EUR 280 million in AFS securities, EUR 76 million in Loans at FVTPL and EUR 11 million in other assets. Level 3 assets represent 3.0% of assets measured at fair value (or 0.4% of total assets). As of December 31, 2013 Level 3 liabilities amounted to EUR 4 million, which included EUR 4 million derivative liabilities and EUR-million long-term debt. Level 3 liabilities represent 0.1% of the liabilities measured at fair value (or 0.0% of total liabilities). Level 3 financial instruments at December 31, 2013 include:

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

  b)
  Trading corporate bonds, for which the fair value was based on prices obtained from the issuer, or for which there is no active market available and are subject to liquidity adjustments.

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

  e)
  Loans which the Group has elected the fair value option and which are valued using discount cash flow valuation techniques incorporating unobservable credit spreads.

        See Note 37 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2013.

        Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in our balance sheet and the changes in fair values recorded in our income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

        Further details on this subject are given in Note 3 and Note 37 to the U.S. GAAP Financial Statements.

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

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available, and management regularly reviews the operating results of that unit. The reporting unit where significant goodwill is allocated is the Turkish banking operations. The goodwill relates to the acquisition of Finansbank.

        Goodwill is tested for impairment annually, at December 31. In 2013, in step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

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

        For the Turkish banking operations reporting unit the DDM was based on a 5.5% (2012: 5.2%) terminal growth rate and 19.0% (2012: 19.6%) pretax discount rate.

        Based on the results of step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount by EUR 0.1 billion. The result of the DDM was corroborated with other valuation methods, such as book value, market and transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit, approximates the value derived from the DDM. A 1% increase in the pre-tax discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.2 billion (2012: EUR 0.3 billion) and EUR 0.4 billion (2012: EUR 0.2 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.2 billion (2012: EUR 0.3 billion).

        In 2012 the fair value of Serbian operations, based on a 8.0% (2012: 8.0%) terminal growth rate and 14.5% (2012: 13.5%) pre-tax discount rate, was less than the carrying amount. Based on the results of step 1 of the impairment test for Serbian operations, we performed step 2 of the impairment test and concluded to fully write-off the goodwill allocated to the Serbian operations by recognizing an impairment charge of EUR 103 million. Since the DDM is based on management's forecasts that are unobservable inputs, the measurement of the goodwill impairment charge relating Serbian operations is classified as a Level 3 fair value measurement.

        In 2013 we recognized an additional EUR 9 million (2012: EUR 20 million) impairment charge in relation to the private equity business of the Group.

        The Group recognized impairment losses of EUR 418 million for goodwill in 2011 relating to the Serbian operations (EUR 100 million), as described above, the domestic insurance operations (EUR 237 million), the other domestic operations (EUR 56 million) and other foreign operations (EUR 25 million). In 2013 the Group did not recognize a goodwill impairment charge.

        Further details on this subject are given in Note 3 and Note 14 to the U.S. GAAP Financial Statements.

Allowance for loan losses

        The amount of the allowance set aside for loan losses is based upon management's ongoing assessments of the probable estimated losses inherent in the loan portfolio. Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines that are continually monitored and improved. We assess whether objective evidence of impairment exists for all loans that are individually significant (i.e., specific allowances), and collectively for loans that are not considered individually significant (i.e. coefficient and homogeneous analysis).

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

        In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations and economic factors. In order to estimate the required allowance, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions. Allowances for loan losses made by our foreign subsidiaries are estimated by the subsidiary using similar criteria as the Bank uses in Greece.

        The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses. The methodology for each component, the estimates and judgments are described in further detail in Item 4.E, "Selected Statistical Data—Credit Quality—Allowance for Loan Losses-Methodology".

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

        Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement. Insurance reserves remained stable at EUR 2.5 billion in 2013 compared to EUR 2.5 billion in 2012 despite the decrease in gross written premiums, due to the decrease in interest rate levels.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment. Actual results may result in adjustments to reserves.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2013 net periodic pension cost was 3.2% compared to 4.9% for 2012. The rate of compensation increases decreased from 2.7% in 2012 to 2.4% in 2013. The discount rate decreased from 5.1% in 2012 to 3.6% in 2013. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial gain of EUR 37 million in 2013. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 40, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Other-Than-Temporary-Impairment of Greek government bonds

        At December 31, 2013 the new Greek government bonds issued in the context of the PSI and held by the Group were not in an unrealized loss position, based on quoted market prices of these bonds.

        Other Greek government bonds held by the Group that were in an unrealized loss position comprised of a bond in the available-for-sale investment securities with nominal amount EUR 1,435 million and fair value EUR 1,424 million that matures on May 21, 2014 and was received by the Bank in settlement of the Redeemable Preference Shares issued to the Greek State in accordance with Law 3723/2008 (Pillar I) (see Note 32 to the U.S. GAAP Financial Statements). Since this bond is not quoted in an active market, the fair value was determined using a valuation technique that takes into consideration the market yields of Greek treasury bills, which are issued with certain frequency by the Greek government in order to construct the short-end of the zero coupon curve used to discount the cash flows of the May 2014 GGB. The unrealized loss of EUR 11 million was recognized in other comprehensive income.

        The Group has conducted an assessment of whether the decline in fair value below amortized cost is an other-than-temporary impairment. The Group does not intend to sell this Greek government bond, and it is not more likely than not to be required to sell it before the recovery of its amortized cost basis. Furthermore, the Group expects to recover the entire amortized cost basis of this bond, because there is no evidence at the date these financial statements were authorized that there is a loss event that has an impact on the estimated future cash flows associated with this bond, hence that the future cash flows will not be recovered in accordance with the contractual terms. Accordingly the unrealized loss of this bond is included within AOCI.

        To arrive at this conclusion the Group has considered that, although the issuer has financial difficulties, there is an expectation that the contractual cash flows will be met due to the guarantees in place as a result of the new Program for economic support for Greece as well as continuous support offered to Greece by the IMF and the Eurozone countries. Furthermore the Group gave consideration to the short duration of this bond as it matures in May 2014 , that is within the period of the new Program for economic support for Greece.

        The bond was received in settlement of the Redeemable Preference Shares issued to the Greek State , the Bank also considered that this transaction formed an integral part of the public policy of the Official Sector to support the regulatory capital of the Greek banks in an effort to sustain the systemic stability of the financial sector in Greece. The Hellenic Republic would not benefit from defaulting on this bond since such action would not result to any reduction of the public debt, merely would be more than offset by the increased capitalization needs of the Greek banks and would therefore increase the Greek public debt. This result would have been in clear contradiction to the basic aim of the new Program for economic support for Greece, which was approved by the heads of state of the Eurozone states and is supervised by the IMF, the ECB and the EU.

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

        In 2013 the Group recognized EUR 6 million OTTI charges in relation to all the bonds held and issued by the Cyprus Republic, Bank of Cyprus and Cyprus Popular Bank (EUR 16 million in 2012), the Group considered that a credit loss existed with respect to these securities due to the financial difficulties faced by the issuers existed as at December 31, 2013.

        With respect to debt securities issued by companies incorporated in Greece, the unrealized loss outstanding for over 1 year of EUR 33 million relates to debt securities issued mainly by Greek banks. No impairment was taken as all three financial institutions were successfully recapitalized in 2013 and all three have access to the Bank of Greece's ELA funding to mitigate the risk of a liquidity crisis.

        With respect to debt securities issued by companies incorporated outside Greece the loss outstanding for over a year of EUR 17 million relates to debt securities issued mainly by major European and American banks and insurance companies. We consider that these banks and insurance companies will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2013.

        During 2013, the Group recognized an OTTI charge of EUR 285 million in relation to its equity securities held with significant and prolonged unrealized losses.

        As at December 31, 2013, the Group had unrealized losses in AFS equity and debt instruments of EUR 2 million and EUR 141 million, respectively, and unrecognized losses in HTM debt instruments of EUR 57 million.

        Where cash flows related to an investment are readily determinable, a low level of judgment may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgment is required. The most significant judgment applied by management relates to OTTI for certain debt securities issued by Greek financial institutions. No OTTI has been recognized for these positions based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the recapitalization of the Greek banks that significantly reduced the likelihood of default of the Greek banks.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuating allowance of EUR 242 million at December 31, 2013 (see Note 31 to the U.S. GAAP Financial Statements) is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis".

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2008, 2009, 2010, 2012 and 2013 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

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

        Each year Management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences. At December 31, 2013 Management concluded that due to the existence of history of tax losses it is more appropriate to recognize a valuation allowance of EUR 5,085 million until the Bank returns to profitability.

A.    Operating Results

Results of Operations for the year ended December 31, 2013 compared with the year ended December 31, 2012

        Overview.    In 2013, the Group reported a net income attributable to NBG shareholders of EUR 37 million compared to a net loss attributable to NBG shareholders of EUR 2,537 million in 2012. Our net income for the year ended December 31, 2013 is mainly attributed to the decrease in provision for loan losses, unlike 2012 where the deterioration in the quality of the domestic loan portfolio as a result of the intense political uncertainty as well as the continuing volatile condition of the economy of the SEE countries led to a high level of provision for loan losses. Turkish operations, despite the adverse effect from the depreciation of the local currency, continued to support the Group's profitability. More specifically, in 2013 Turkish operations contributed EUR 682 million of net income to the Group, compared to EUR 632 million in 2012.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2013 was EUR 2,944 million, a decrease of 8.0% compared to EUR 3,200 million in 2012. Net interest margin was at 3.2% in 2013 compared to 3.4% in 2012. This generally reflects the pressure from competition in domestic deposit gathering and the higher rates paid for wholesale funding. The components of our net interest income after provision for loan losses for 2012 and 2013 are reflected in the following table:

	Year ended December 31,
			2012/2013 Change
	2012	2013
	(EUR in millions)		(%)
Interest Income:
Loans	4,966	4,545	(8.5)
Securities available for sale	650	364	(44.0)
Securities held-to-maturity	58	88	51.7
Trading assets	184	124	(32.6)
Securities purchased under agreements to resell	19	6	(68.4)
Interest-bearing deposits with banks	30	19	(36.7)
Other	27	31	14.8

Total interest income	5,934	5,177	(12.8)

Interest Expense:
Deposits	(2,517)	(2,004)	(20.4)
Securities sold under agreements to repurchase	(60)	(58)	(3.3)
Other borrowed funds	(71)	(105)	47.9
Long-term debt	(81)	(55)	(32.1)
Other	(5)	(11)	175.0

Total interest expense	(2,734)	(2,233)	(18.3)

Net interest income before provision for loan losses	3,200	2,944	(8.0)
Provision for loan losses	(2,322)	(969)	(58.3)

Net interest income after provision for loan losses	878	1,975	124.9

        Our total interest income decreased by 12.8% to EUR 5,177 million for 2013, from EUR 5,934 million for 2012. Group interest income from loans in 2013 showed a decrease of 8.5% compared with 2012, reflecting mainly the decrease in the balance of the Group's Loans before allowance for loan losses of EUR 1.1 billion as a result of the deleveraging strategy and the adverse effect of the sharp reduction in the borrowed rates linked to Euribor, despite the repricing efforts that continued in 2013. Furthermore, the decrease in our interest income from securities available for sale and trading assets derives mainly from the decrease in our position in Greek government bonds.

        Total interest expense decreased by 18.3% to EUR 2,233 million for 2013, from EUR 2,734 million for 2012, mainly due to the decrease of the reliance on the Eurosystem funding through ELA as compared to ECB. Interest expense on deposits decreased by 20.4% for 2013 compared with 2012. This is due to the lower rates paid to interest bearing deposits in 2013 compared with 2012. In 2012, there was increased domestic market competition following the liquidity shortage in the domestic market. Total deposits decreased to EUR 85.6 billion as at December 31, 2013, from EUR 91.2 billion as at December 31, 2012. This fluctuation resulted in part due to the reduction in interbank balances, which decreased from EUR 32.6 billion in 2012 to EUR 23.1 billion in 2013. The balances include the Eurosystem funding which amounted to EUR 30.9 billion and EUR 20.7 billion in 2012 and 2013 respectively. Indicatively, as at December 31, 2013, interbank deposits represented 27.0% of the total deposits compared to 35.8% as December 31, 2012.

        The Group's net interest margin is dependent on disciplined deposit pricing and asset repricing efforts. In the domestic market, retail deposits and more specifically savings deposits which are considered as a cheap funding source became less available for the Bank given the prevailing adverse economic conditions. This negatively affected net interest margin along with the contribution of costly time deposits in our total deposit mix. However, there was a positive effect from the decreased reliance on funding from the ELA facility (NIL as at December 31, 2013 compared to EUR 30.9 billion as at December 31, 2012), which has a higher cost almost similar to a time deposit.

        On the other hand, increased loans spreads charged to retail and corporate lending customers reflecting the scarcity of funds and heightened credit risk compensated for the margin compression on the liability side. Furthermore, our net interest margin is also dependent on the increased weight the foreign activities have over the reducing domestic balance sheet. Lastly, the increase of non accruing balances continued to have a negative impact on our net interest margin during 2013.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement decreased from EUR 2,322 million as at December 31, 2012, to EUR 969 million as at December 31, 2013, or a decrease of 58.3%. Excluding the reversal of provision for loan losses relating to the loan to the Hellenic Republic, amounting to EUR 415 million, the decrease in our provision for loan losses charged to the income statement was 40.0%. As at December 31, 2013, the probability of default of the Hellenic Republic had significantly declined and therefore did not qualify as an impairment trigger. Consequently, the Group reversed the allowance for loan losses relating to the Hellenic Republic where deemed appropriate and reclassified those respective balances to non-impaired. The domestic provision for loan losses charged to the income statement amounted to EUR 541 million in 2013 compared to EUR 1,844 million in 2012, or a decrease of 70.7%. Excluding the provision for loan losses relating to the loan to the Hellenic Republic the domestic provision for loan losses decreased by 47.8%. The provision for foreign loan losses charged to the income statement amounted to EUR 428 million as at December 31, 2013 compared to EUR 478 million as at December 31, 2012. The decrease is mainly attributable to the improvement of the asset quality of the foreign portfolio.

        Total impaired loans as at December 31, 2013 amounted to EUR 22,132 million, a decrease of EUR 1,192 million from EUR 23,324 million as at December 31, 2012. Domestic impaired loans amounted to EUR 17,575 million and foreign impaired loans amounted to EUR 4,557 million, decreasing by 10.0% and increasing by 20.3% respectively since December 31, 2012. Excluding the effect of the loan to the Hellenic Republic which at December 31, 2012 amounts EUR 5,040 million and is no longer impaired, total impaired loans increased by 21.0% and Domestic impaired loans by 21.2% during 2013 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired loans, excluding the loans to the Hellenic Republic that were reclassified as non impaired, and non-accruing loans, increased as at December 31, 2013, as a consequence of the economic downturn in the Hellenic Republic, which continued through 2013. However, domestic non accruing new inflows showed a slowing annual pace. (see also, Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, Second Economic Adjustment Program for Greece and Recent Macroeconomic Developments")

        Domestic impaired loans for the year ended December 31, 2013, decreased from EUR 19,537 million as at December 31, 2012 to EUR 17,575 million as at December 31, 2013, or 10.0%. The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2013, with impaired balances increasing by EUR 1,768 million to EUR 7,171 million as at December 31, 2013 compared to EUR 5,403 million as at December 31, 2012, mainly due to the substantial impact of the recession on the debt servicing and the increase in loan modifications which qualified as TDRs, amounting to EUR 1,737 million in 2013. Domestic other commercial impaired loans amounted to EUR 4,071 million as at December 31, 2013.

        The increase in non-accruing domestic loans as at December 31, 2013, by EUR 3,161 million from EUR 12,731 million as at December 31, 2012 to EUR 15,892 million as at December 31, 2013 or 24.8% is due to the deterioration of the quality of our portfolio. Foreign non-accruing loans as at December 31, 2013, amounted to EUR 3,681 million, increased by EUR 486 million or 15.2% compared to December 31, 2012.

        Foreign impaired loans as at December 31, 2013, amounted to EUR 4,557 million, increased by EUR 770 million or 20.3% compared to December 31, 2012, mainly due to the continuing volatile economic conditions prevailing, since 2009, in the SEE-5 countries in which we operate. The continued unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Total write-offs as at December 31, 2013, amounted to EUR 249 million, an increase of EUR 28 million compared to 2012. Domestic write-offs as at December 31, 2013, amounted to EUR 138 million and foreign write-offs amounted to EUR 111 million, an increase of 9.5% and an increase of 18.1% respectively, from the same period in 2012.

Analysis of the change in the allowance for loan losses

	2012	2013
	(EUR in millions)
Balance at beginning of year	6,551	7,318
Provision for loan losses	2,285	969
Provision for loans eligible to PSI	37	—
Write-offs	(221)	(249)
Recoveries	19	88

Net Write-offs	(202)	(161)
Loans exchanged through PSI	(1,356)	—
Sale of impaired loans	(8)	(216)
Translation differences	11	(159)

Balance at end of year	7,318	7,751

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2013, amounted to EUR 7,751 million, an increase of EUR 433 million, or 5.9% compared to December 31, 2012. As at December 31, 2013, allowance for impaired domestic and foreign loans losses amounted to EUR 6,127 million and EUR 1,486 million respectively, an increase of 7.8% and 0.7% respectively, compared to December 31, 2012.

        The allowance for loan losses as a percentage of total loans increased from 9.8% as of December 31, 2012, to 10.6% as of December 31, 2013. The above stated increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2013, was 34.4%, higher by 371 basis points from the ratio of 30.7% at December 31, 2012. In the domestic portfolio, the impaired coverage ratio increased by 578 basis points from 29.1% at December 31, 2012 to 34.9% at December 31, 2013. This increase is due to the higher loss rates applied to the impaired domestic portfolio.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2013, was 38.9%, lower by 605 basis points from the ratio of 44.9% at December 31, 2012.

        The impaired coverage ratio for the foreign portfolio at December 31, 2013, has decreased to 32.6% from 39.0% at December 31, 2012 or by 637 basis points, and the non-accruing coverage ratio for the foreign portfolio to 40.4% from 46.2% at December 31, 2012 or by 584 basis points as a result of the sale of non-accruing and impaired loans in Turkey, which were provided for at 100%.

	Year ended December 31,
Components of allowances for loan losses	2012	2013	2012/2013 Change
	(EUR in millions)%
Specific allowances	1,973	1,808	(165)	(8)
Coefficient analysis	235	242	7	3
Homogeneous analysis	3,589	4,159	570	16
Foreign loans	1,521	1,542	21	1

Total loan loss allowances	7,318	7,751	433	6

        All components of our loan allowances for loan losses, except specific allowance, have increased during 2013.

        The most significant increase is noted within the homogeneous allowance, which increased from EUR 3,589 million as at December 31, 2012 to EUR 4,159 million as at December 31, 2013. This is in line with the increase of our retail non-accruing loans during the same period.

        Specific allowances decreased during 2013 from EUR 1,973 million as at December 31, 2012, to EUR 1,808 million as at December 31, 2013. Excluding the provision for loan losses relating to the loan to the Hellenic Republic, specific allowances increased by EUR 250 million or by 16.0% during 2013. Specific allowances mainly include corporate loans, as well as SBLs to a lesser extent. This decrease is mainly attributable to the reversal of provision for loan losses relating to the loan to the Hellenic Republic that amounted to EUR 415 million.

        Coefficient allowances increased from EUR 235 million as at December 31, 2012, to EUR 242 million as at December 31, 2013, reflecting both the increase of customers provided for using this methodology (i.e. corporate loans with a balance of less than EUR 750 thousand, see Note 3, to the U.S. GAAP Financial Statements) as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

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

        Non-interest Income.    Non-interest income in 2013 was EUR 1,874 million, compared to EUR 286 million for 2012. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2012 and 2013:

	Year ended December 31,
			2012/2013 Change
	2012	2013
	(EUR in millions)		(%)
Credit card fees	228	207	(9.2)
Service charges on deposit accounts	97	102	5.2
Other fees and commissions	456	493	8.1
Net trading gains/(losses)	(1,366)	297	121.7
Equity in earnings of investees and realized gains/(losses) on disposals	15	6	(60.0)
Income from insurance operations	633	514	(18.8)
Other	284	290	2.1

Total non-interest income/(loss)excluding gains/(losses) on investment securities	347	1,909	450.1

Net realized gains/(losses) on sales of available-for-sale securities	350	250	(28.6)
Other-Than-Temporary-Impairment (of which nil was recognized in OCI)	(410)	(285)	30.7

Net gains/(losses) on available for sale and held to maturity securities	(60)	(35)	42.6

Total non-interest income	287	1,874	555.2

        Our net trading gains/(losses) consist of valuation losses in our bond portfolio and derivative positions. Net trading gains increased to EUR 297 million in 2013 from losses of EUR 1,366 million in 2012. Other-Than-Temporary-Impairment in 2013 showed a loss of EUR 285 million positively affected by the write-back of provisions against claims on the Hellenic Republic following the improved spreads on Greek government bonds, while in 2012 the Group showed losses of EUR 411 million due the additional impairment with respect to the loans exchanged through PSI (see Note 11 to the U.S. GAAP Financial Statements). The decrease in income from insurance operations reflects the decrease in new policies written in the life insurance single premium bancassurance business, as a result of the lower savings rate caused by the austerity measures and the decrease in the production of the motor business, as a result of both the financial crisis and the streamlining of the motor policy portfolio.

        Non-interest Expense.    Non-interest expense in 2013 was EUR 3,613 million, increased by 2.8% compared with EUR 3,513 million for 2012.

	Year ended December 31,
			2012/2013 Change
	2012	2013
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,380	1,518	10.1
Occupancy and equipment expense	142	123	(13.4)
Amortization and depreciation	224	211	(6.2)
Impairment of goodwill	123	9	(92.7)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	470	531	13.0
Other non-interest expense and deposit insurance premium	1,174	1,221	4.0

Total non-interest expense	3,513	3,613	2.8

        Salaries, employee benefits and voluntary early retirement schemes increased by 10.1% and amounted to EUR 1,518 million in 2013 from EUR 1,380 million in 2012. This increase is mainly due to the cost of the broad voluntary retirement scheme that took place in Greece during December 2013, in which more than 2,500 employees participated, and is expected to deliver a substantial benefit on an annual basis in future years. Other than the above, the personnel expense line reflects the effect of the Group's cost-cutting measures. Occupancy and equipment expense decreased by 13.4% in 2013 compared with 2012, due to the ongoing initiatives to reduce non-interest expenses such as rentals in Greece. Efforts to cut back on operating costs continued in SEE-5 as well, while the increase in non-interest expense in Turkey, remained moderate and was commensurated with the rate of inflation and the expansion of the branch network.

        Impairment of goodwill amounted to EUR 9 million in 2013, compared to EUR 123 million in 2012. In 2013 we recognized an impairment of EUR 9 million in relation to our private equity business, while in 2012, we recognized an impairment of EUR 103 million in relation to Vojvodjanska Banka in our SEE-5 banking operations and EUR 20 million in relation to our private equity business.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded increased by 13.0% in 2013, compared to 2012, primarily due to the increase in insurance reserves caused by the decrease in interest rate levels.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2013, the Group reported income before income tax of EUR 236 million compared to losses before income tax of EUR 2,348 million in 2012.

        Income Tax Expense.    In 2013, we recognized a current tax expense of EUR 133 million and a deferred tax expense of EUR 34 million compared to a current tax expense of EUR 205 million and a deferred tax benefit of EUR 36 million in 2012. Our total tax expense in 2013 amounted to EUR 167 million compared to EUR 169 million in 2012. The applicable Greek statutory corporation income tax rate for 2013 and for 2012 was 26% and 20% respectively.

        Net Income/Loss Attributable to NBG Shareholders.    For the reasons discussed above, net income attributable to NBG shareholders was EUR 37 million for 2013, compared to net losses attributable to NBG shareholders of EUR 2,537 million for 2012.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The

Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, through Finansbank's operations in Turkey, the Group's exposure to TL has increased. The Group closely monitors its exposure to the TL arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TL to Euro. As at December 31, 2013, 24.3% of the Group's liabilities and 29.3% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2012 compared with the year ended December 31, 2011

        Overview.    Our net loss for the year ended December 31, 2012 was mainly attributed to the deterioration in the quality of the domestic loan portfolio as a result of the intense political uncertainty and to the continuing volatile condition of the economy of the SEE countries. These negative developments were partially offset by the positive impact of the robust performance of the Turkish economy. More specifically, in 2012, Turkish operations contributed EUR 632 million of net income to the Group, compared to EUR 376 million in 2011. As a result of the prolonged recession, the Group continued to retain higher provisions for loan losses of EUR 2,322 million, OTTI charges of EUR 411 million for debt and equity securities and EUR 1,366 million for net trading losses in the net trading and derivatives portfolio. In 2012, the Group reported a net loss attributed to NBG shareholders of EUR 2,537 million from EUR 14,539 million in 2011.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2012 was EUR 3,200 million, a decrease of 12.3% for 2012, compared to EUR 3,648 million in 2011. Net interest margin was at 3.4% in 2012 and 3.6% in 2011, due to the pressure from competition in domestic deposit gathering and to the higher rates paid from the wholesale funding. The components of our net interest income/(loss) after provision for loan losses for 2011 and 2012 are reflected in the following table:

	Year ended December 31,
			2011/2012 Change
	2011	2012
	(EUR in millions)		(%)
Interest Income:
Loans	5,051	4,966	(1.7)
Securities available for sale	761	650	(14.6)
Securities held-to-maturity	123	58	(53.2)
Trading assets	191	184	(3.6)
Securities purchased under agreements to resell	32	19	(40.0)
Interest-bearing deposits with banks	63	30	(53.1)
Other	39	27	(30.0)

Total interest income	6,260	5,934	(5.2)

Interest Expense:
Deposits	(2,265)	(2,517)	11.1
Securities sold under agreements to repurchase	(122)	(60)	(50.7)
Other borrowed funds	(25)	(71)	185.9
Long-term debt	(198)	(81)	(59.1)
Other	(2)	(5)	89.2

Total interest expense	(2,612)	(2,734)	4.7

Net interest income before provision for loan losses	3,648	3,200	(12.3)
Provision for loan losses	(3,703)	(2,322)	(37.3)

Net interest income/(loss) after provision for loan losses	(55)	878	(1,693.0)

        Our total interest income decreased by 5.2% to EUR 5,934 million for 2012, from EUR 6,260 million for 2011. The Group's interest income from loans in 2012 had a small decrease of 1.7% compared with 2011, reflecting mainly the decrease in the Group's loans before allowance of EUR 1,669 million and the adverse effect of the sharp reduction in the borrowed rates linked to Euribor, despite the repricing efforts that continued in 2012 and the increase in total loans in Turkey. Furthermore, the decrease in our interest income from securities available for sale, securities held to maturity and trading assets is mainly due to the decrease in our position in Greek government bonds, as a result of our participation in the PSI.

        Our total interest expense increased by 4.7% to EUR 2,734 million for 2012, from EUR 2,612 million for 2011, mainly due to the increased funding cost resulting from the reliance on Eurosystem funding through ELA, which is more expensive than ECB funding and the higher cost of time deposits. Interest expense on deposits increased by 11.1% for 2012 compared with 2011. This is mainly due to the significantly higher rates paid to interest bearing deposits in 2012 compared with 2011, as a result of increasing domestic market competition following adverse economic conditions and the liquidity shortage in the domestic market. Total deposits slightly decreased to EUR 91.2 billion as at December 31, 2012, from EUR 91.6 billion as at December 31, 2011. This decrease was mainly due to the reduced interest bearing deposits from individuals by EUR 3,680 million, while the increase in corporate interest-bearing deposits was by EUR 1,954 million. Interbank interest-bearing deposits remained stable at EUR 32.5 billion as at December 31, 2012, compared to EUR 32.5 billion as at December 2011. As at December 31, 2012, interbank deposits (which include Eurosystem funding) represented 35.8% of the total deposits compared to 35.7% as at December 31, 2011.

        The Group's net interest margin is dependent on disciplined deposit pricing and asset repricing efforts. In domestic market retail deposits and more specifically savings deposits which are considered as a cheap funding source become less available for the Bank given the prevailing adverse economic conditions in the domestic market. This trend negatively affected net interest margin on the expense side in two ways: (i) increased the reliance on funding from the ELA facility (EUR 30.9 billion as at December 31, 2012 from EUR 9.1 billion as at December 31, 2011), which has a higher cost almost similar to a time deposit and (ii) increased the contribution of costly time deposits in total deposit mix. However increased loans spreads charged to retail and corporate lending customers reflecting the scarcity of funds and heightened credit risk compensates for the margin compression on the liability side. Furthermore, our net interest margin is also dependent on the increased weight the foreign activities have over the reducing domestic balance sheet.

        In addition, the increase of nonaccrual balances had a negative impact on our net interest margin during 2012 and this trend is expected to continue into future periods, especially in Greece, while the economy remains under recessionary pressures.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement decreased from EUR 3,703 million as at December 31, 2011, to EUR 2,322 million as at December 31, 2012, or 37.3%. Excluding the provision for loan losses relating to the loan to the Hellenic Republic and the loans eligible for the PSI amounting to EUR 1,720 million in 2011, the increase in our provision for loan losses charged to the income statement was 17.1%. The domestic provision for loan losses charged to the income statement amounted to EUR 1,844 million in 2012 compared to EUR 3,379 million in 2011, or a decrease of 45.4%. Excluding the provision for loan losses relating to the loan to the Hellenic Republic and the loans eligible for the PSI, the domestic provision for loan losses increased by 11.2%. The provision for foreign loans losses charged to the income statement amounted to EUR 478 million as at December 31, 2012 compared to EUR 325 million as at December 31, 2011. The increase is mainly attributable to the increase in Finansbank's loan portfolio.

        Total impaired loans as at December 31, 2012 amounted to EUR 23,323 million, an increase of EUR 3,381 million since December 31, 2011. Domestic impaired loans amounted to EUR 19,537 million and foreign impaired loans amounted to EUR 3,787 million, increasing by 18.0% and 11.7% respectively since December 31, 2011 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired and non-accruing loans increased as at December 31, 2012, as a consequence of the unprecedented economic downturn in the Hellenic Republic, which continued through 2012 and is evidenced by the worsening macroeconomic environment (see also, Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, Second Economic Adjustment Program for Greece and Recent Macroeconomic Developments") and more loans qualifying as TDRs following the change in the related U.S. GAAP guidance applicable from January 1, 2012.

        Domestic impaired loans for the year ended December 31, 2012, increased from EUR 16,552 million as at December 31, 2011 to EUR 19,537 million as at December 31, 2012, or 18.0%. The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2012, with impaired balances increasing by EUR 2,584 million to EUR 5,403 million as at December 31, 2012 compared to EUR 2,819 million as at December 31, 2011, mainly due to the substantial impact of the recession on debt servicing and the increase in loan modifications qualifying as TDRs amounting to EUR 1,900 million in 2012. Domestic other commercial impaired loans decreased by EUR 1,115 million mainly due to the loans eligible for the PSI for which were exchanged in 2012 for EUR 1,779 million and which were reported as impaired as at December 31, 2011. Domestic other commercial impaired loans amounted to EUR 8,552 million as at December 31, 2012.

        The increase in non-accruing domestic loans as at December 31, 2012, by EUR 4,008 million or 45.9% is due to the deterioration of the quality of our portfolio. Foreign non-accruing loans as at December 31, 2012, amounted to EUR 3,195 million, increased by EUR 451 million or 16.5% compared to December 31, 2011.

        Foreign impaired loans as at December 31, 2012, amounted to EUR 3,787 million, increased by EUR 396 million or 11.7% compared to December 31, 2011, mainly due to the continuing volatile economic conditions prevailing, since 2009, in the SEE countries in which we operate. Real GDP in SEE-5 is estimated to have stagnated in 2012 following a moderate recovery in 2011 (up 2.1%), while the adjustment in external imbalances, which started in 2009 due to the global economic and financial crisis, continued, with the current account deficit standing at the sustainable level of 4.5% of GDP. The continued unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Total write-offs as at December 31, 2012, amounted to EUR 220 million, an increase of EUR 51 million compared to 2011. Domestic write-offs as at December 31, 2012, amounted to EUR 126 million and foreign write-offs amounted to EUR 94 million, an increase of 63.6% and an increase of 2.2% respectively, from the same period in 2011.

Analysis of the change in the allowance for loan losses

	2011	2012
	(EUR in millions)
Balance at beginning of year	3,175	6,551
Provision for loan losses	2,384	2,285
Provision for loans eligible to the PSI	1,320	37
Write-offs	(169)	(221)
Recoveries	31	19

Net Write-offs	(138)	(202)
Loans exchanged through the PSI	—	(1,356)
Sale of impaired loans	(107)	(8)
Translation differences	(83)	11

Balance at end of year	6,551	7,318

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2012, amounted to EUR 7,318 million, an increase of EUR 767 million, or 11.7% compared to December 31, 2011. Excluding the impact of the allowance for loan losses of EUR 1,356 million at December 31, 2011 for the loans exchanged through the PSI in 2012, the increase in total allowance for loan losses is 32.4%. As at December 31, 2012, allowance for impaired domestic and foreign loans losses amounted to EUR 5,682 million and EUR 1,476 million respectively, an increase of 7.4% and 36.9% respectively, compared to December 31, 2011.

        The allowance for loan losses as a percentage of total loans increased from 8.6% (or 6.9% excluding the allowance for loan losses exchanged in the PSI, which amounted to EUR 1,320 million) as at December 31, 2011, to 9.8% as at December 31, 2012. The above stated increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2012, was 30.7%, lower by 123 basis points from the ratio of 31.9% at December 31, 2011. In the domestic portfolio, the impaired coverage ratio increased by 222 basis points from 26.9% at December 31, 2011 (excluding the allowance for loans losses exchanged in the PSI, which amounted to EUR 1,320 million) to 29.1% at December 31, 2012. This increase is due to the higher loss rates applied to the impaired domestic portfolio.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2012, was 44.9%, lower by 1,057 basis points from the ratio of 55.5% at December 31, 2011. Excluding the allowance for loans losses exchanged in the PSI, which amounted to EUR 1,320 million as at December 31, 2011, the non-accruing coverage ratio was 44.0% as at December 31, 2011, resulting in a slight increase of 89 basis points in 2012.

        The impaired coverage ratio for the foreign portfolio at December 31, 2012, has increased by 718 basis points since December 31, 2011, and the non-accruing coverage ratio for the foreign portfolio by 690 basis points since December 31, 2012, as a result of the higher loss rates applied to foreign impaired and non-accruing loans.

	Year ended December 31,
Components of allowances for loan losses	2011	2012	2011/2012 Change
	(EUR in millions)%
Specific allowances	2,812	1,973	(839)	(29.8)
Coefficient analysis	198	236	37	18.8
Homogeneous analysis	2,424	3,589	1,165	48.1
Foreign loans	1,117	1,520	404	36.1

Total loan loss allowances	6,551	7,318	767	11.7

        All components of our loan allowances for loan losses, except specific allowance, have increased during 2012.

        The most significant increase is noted within the homogeneous allowance, which increased from EUR 2,424 million as at December 31, 2011 to EUR 3,589 million as at December 31, 2012. This is in line with the significant increase of our retail non-accruing loans during the same period.

        Specific allowances decreased during 2012 from EUR 2,812 million as at December 31, 2011, to EUR 1,973 million as at December 31, 2012. Specific allowances mainly include corporate loans, as well as SBLs to a lesser extent. This decrease is mainly attributable to the transfer of the allowance for loans losses of the loans exchanged through the PSI of EUR 1,320 million, which were therefore derecognised. Excluding this impact, the specific allowances increased by 32.2%, which combined with the write-offs of corporate loans, reflects the increase of individually assessed customers and the additional allowances on already impaired customers due to adverse economic conditions.

        Coefficient allowances increased from EUR 198 million as at December 31, 2011, to EUR 235 million as at December 31, 2012, reflecting both the increase of customers provided for using this methodology (i.e. corporate loans with a balance of less than EUR 750 thousand, see Note 3, to the U.S. GAAP Financial Statements) as well as a slight downgrading of customers to a credit rating requiring higher loan loss allowances.

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

        Non-interest Income.    Non-interest income in 2012 was EUR 286 million, compared to a loss of EUR 9,487 million for 2011. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2011 and 2012:

	Year ended December 31,
			2011/2012 Change
	2011	2012
	(EUR in millions)		(%)
Credit card fees	198	228	14.7
Service charges on deposit accounts	78	97	24.0
Other fees and commissions	436	456	4.7
Net trading losses	(1,877)	(1,366)	27.2
Equity in earnings of investees and realized gains/(losses) on disposals	9	15	69.6
Income from insurance operations	777	633	(18.6)
Other	85	284	234.2

Total non-interest income/(loss) excluding gains/(losses) on investment securities	(294)	347	218.0

Net realized gains/(losses) on sales of available-for-sale securities	(19)	350	1,899.1
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(9,174)	(410)	95.5

Net gains/(losses) on available for sale and held to maturity securities	(9,193)	(60)	99.3

Total non-interest income/(loss)	(9,487)	287	103.0

        Our net trading losses consist of valuation losses in our bond portfolio and derivative positions. Net trading losses decreased to EUR 1,366 million in 2012 from EUR 1,877 million in 2011. Other-Than-Temporary-Impairment in 2012 includes the additional impairment with respect to the loans exchanged through the PSI (see Note 11 to the U.S. GAAP Financial Statements). In 2011, Other-Than-Temporary-Impairment included the effect to the income statement of the impairment of the government bonds subject to the PSI. The decrease in income from insurance operation reflects mainly (a) the decrease in new policies written in the life insurance single premium bancassurance business, as a result of the lower savings rate caused by the financial crisis and austerity measures, and (b) the decrease in the production of the motor business, as a result of both the financial crisis and the streamlining of the motor policy portfolio.

        Non-interest Expense.    Non-interest expense in 2012 was EUR 3,513 million, decreased by 22.0% compared with EUR 4,506 million for 2011.

	Year ended December 31,
			2011/2012 Change
	2011	2012
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,426	1,380	(3.3)
Occupancy and equipment expense	149	142	(4.8)
Amortization and depreciation	221	224	1.7
Impairment of goodwill	419	123	(70.6)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	1,014	470	(53.7)
Other non-interest expense and deposit insurance premium	1,277	1,174	(8.0)

Total non-interest expense	4,506	3,513	(22.0)

        Salaries, employee benefits and voluntary early retirement schemes decreased by 3.3% and amounted to EUR 1,380 million in 2012 from EUR 1,426 million in 2011, reflecting the effect of the Group's cost-cutting measures. Additionally, the reduction in domestic non-interest expense was the result of a coordinated series of actions, including the signing of a collective labor agreement providing for a reduction in employees pay, and ongoing cost control at every level. Occupancy and equipment expense decreased by 4.8% in 2012 compared with 2011, due to the ongoing initiatives to reduce non-interest expenses such as rentals in Greece. Efforts to cut back on operating costs continued in SEE as well, while the increase in non-interest expense in Turkey remained moderate and was commensurate with the rate of inflation, the substantial expansion of the branch network and the rise in operating income.

        Impairment of goodwill amounted to EUR 123 million in 2012, compared to EUR 419 million in 2011. In 2012 we recognized an impairment of EUR 103 million in relation to Vojvodjanska Banka in our SEE-5 banking and EUR 20 million in relation to our private equity business. In 2011, we recognized an impairment of EUR 237 million in our domestic insurance business due to the adverse developments in the Greek economy, EUR 49 million in domestic real estate business, EUR 8 million in our global markets and asset management business and EUR 125 million in our SEE-5 banking and leasing subsidiaries, as a result of the volatile economic developments in these countries.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded decreased by 53.6% in 2012, compared to 2011, primarily due to the increased number of cancellations of life contracts with a high level of reserves; the decrease in new and renewal premiums written as a result of the financial austerity program in Greece and the improvement in the loss ratios of the fire and credit businesses. In addition, the decrease is higher due to a strengthening of reserves that took place in 2011, which was not necessary to be repeated in 2012.

        Loss Before Income Tax.    As a result of the above, in 2012, the Group reported losses before income tax of EUR 2,349 million compared to loss before income tax of EUR 14,048 million in 2011.

        Income Tax Expense.    In 2012, we recognized a current tax expense of EUR 205 million and a deferred tax expense of EUR 36 million compared to a current tax expense of EUR 154 million and a deferred tax benefit of EUR 306 million in 2011. Our total tax expense in 2012 amounted to EUR 169 million compared to EUR 459 million in 2011. The applicable Greek statutory corporation income tax rate for 2012 and for 2011 was 20%.

        Net Loss Attributable to NBG Shareholders.    For the reasons discussed above, net losses attributable to NBG shareholders were EUR 2,537 million for 2012, compared to EUR 14,539 million for 2011.

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

Segment Information

        We measure the performance of each of our business segments primarily in terms of "profit before tax". Profit before tax and the business segment information of the Group, set forth below, is derived from the internal management reporting system used by management to measure the performance of the business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information, set forth below, is based on the financial information prepared in accordance with IFRS. Accordingly, the format and information is presented primarily on the basis of IFRS and is not consistent with the consolidated financial statements prepared on the basis of U.S. GAAP. Accordingly, segment presentation is based on IFRS and hence may vary from U.S. GAAP and segment presentation in Item 4.B, "Information on the Company—Business Overview". A reconciliation is provided for the total profit/(loss) before tax with income/(loss) before income tax.

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

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SEE and Turkey.

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

Breakdown by business segment

12-month period ended December 31, 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85

Total operating income	694	740	(213)	193	404	1,744	209	3,771

Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of associates	—	—	(4)	1	1	(3)	—	(5)

Profit / (Loss) before tax	(989)	269	256	110	28	544	(397)	(179)

Segment assets as at December 31, 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,773	108,080
Tax assets								2,850

Total assets								110,930

Other Segment items
Depreciation and amortization(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non-current assets additions	4	27	—	3	22	102	54	212

12-month period ended December 31, 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
as restated
Net interest income	940	745	(106)	71	312	1,265	138	3,365
Net fee and commission income	88	85	(177)	6	90	400	3	495
Other	(9)	(49)	(469)	156	17	169	(148)	(333)

Total operating income	1,019	781	(752)	233	419	1,834	(7)	3,527

Direct costs	(615)	(51)	(59)	(116)	(272)	(748)	(20)	(1,881)
Allocated costs and provisions	(1,736)	(654)	(247)	(31)	(258)	(286)	(409)	(3,621)
Share of profit of associates	—	—	—	—	—	2	—	2

Profit / (Loss) before tax	(1,332)	76	(1,058)	86	(111)	802	(436)	(1,973)

Segment assets as at December 31, 2012
Segment assets	25,694	14,377	19,584	3,136	9,429	24,615	6,295	103,130
Deferred tax assets and Current income tax advance								1,668

Total assets								104,798

Other Segment items
Depreciation and amortization(1)	13	2	3	9	32	65	107	231
Credit provisions and other impairment charges	1,436	608	227	29	255	286	312	3,153
Non-current assets additions	12	29	6	5	17	96	79	244

12-month period ended December 31, 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	1,203	776	371	63	387	903	139	3,842
Net fee and commission income / (loss)	101	82	(107)	7	94	314	3	494
Other	(25)	(62)	9	179	6	36	(107)	36

Total operating income / (loss)	1,279	796	273	249	487	1,253	35	4,372

Direct costs	(688)	(52)	(65)	(135)	(293)	(656)	(249)	(2,138)
Allocated costs and provisions	(1,515)	(2,152)	(10,723)	(633)	(202)	(147)	(282)	(15,654)
Share of profit of associates	—	—	(3)	1	1	—	—	—

Profit / (loss) before tax	(924)	(1,408)	(10,518)	(518)	(7)	450	(495)	(13,420)

Segment assets as at 31 December, 2011
Segment assets	27,368	16,196	24,904	2,041	9,856	20,672	4,281	105,318
Tax assets								1,552

Total assets								106,870

Other Segment items
Depreciation and amortization(1)	19	2	5	9	36	54	101	226
Credit provisions and other impairment charges	1,180	2,102	10,702	631	200	147	260	15,222
Non- current assets additions	5	11	36	3	19	80	66	220

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment analysis for year ended December 31, 2013 compared to the year ended December 31, 2012 based on IFRS

        The Group's overall decrease in loss before tax for the year ended December 31, 2013, compared with the year ended December 31, 2012, primarily reflects the improvement in the domestic economic climate that reduced the growth in +90dpd, the write-back of provisions taken in 2012 against claims on the Hellenic Republic, and the elimination of the high trading losses of the previous year. Finansbank made a significant contribution (although below the levels of 2012) despite the adverse circumstances prevailing in the Turkish market in the second half of 2013, while the international business posted profits before tax for the year compared to losses before tax in 2012.

        Loss before tax in our retail banking segment for the year ended December 31, 2013, decreased significantly to EUR 989 million compared to EUR 1,332 million for the year ended December 31, 2012. The decrease of the loss before tax is due to the decrease of new loans +90 dpd and hence lower impairment charges for credit losses. The improvement was despite a decrease in total income in our retail banking segment by EUR 325 million is mainly attributable to the decrease of EUR 213 million in consumer lending and products which outpaced the increase in mortgage lending and lending to small medium and small sized companies of EUR 77 million and EUR 35 million, respectively. The deleveraging of the retail portfolio continued in 2013. The Bank continued its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps and extended loan maturities. Credit provisions and other impairment charges decreased to EUR 796 million in 2013, from EUR 1,436 million in 2012, as the economic climate in Greece gradually began to improve.

        The profit before tax in our corporate and investment banking segment amounted to EUR 269 million in 2013 compared to profit before tax of EUR 76 million in 2012. The increase is mainly attributable to the decrease in credit provisions and other impairment charges from EUR 608 million in 2012 to EUR 375 million in 2013 which more than offset the decrease in net interest income which fell from EUR 745 million in 2012 to EUR 696 million in 2013. The Bank still retains its conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

        Profit before tax from global markets and asset management segment was EUR 256 million in the year ended December 31, 2013, compared to the loss before tax of EUR 1,058 million for the year ended December 31, 2012. This increase in 2013, was principally due to the write-back of provisions taken in 2012 against claims on the Hellenic Republic and to the impairment of the investment securities due to the PSI that took place in 2012.

        The profit before tax in our insurance segment was EUR 110 million in the year ended December 31, 2013 compared to EUR 86 million in the year ended December 31, 2012. The increase was predominantly a result of the control of claims costs primarily in the Life and Motor lines of business, the effective management of the investments portfolio, the development and promotion of new products, the reinforcement of the sales network and the effective containment of operating expenses by developing synergies with the Bank. Despite the increase in profit before tax, total income decreased to EUR 193 million in the year ended December 31, 2013 compared to EUR 233 million in the year ended December 31, 2012, mainly reflecting a decrease in production for the property and casualty business line as a result of the continuing recession in the Greek economy.

        Profit before tax from our International banking operations of EUR 28 million in 2013, an improvement from a loss before tax of EUR 111 million in 2012, is principally attributed to the stabilization in the growth rate of +90dpd, reflecting the normalization of economic activity in the region, as well as improved loan recoveries. Therefore, credit provisions and other impairment charges decreased to EUR 114 million in 2013, from EUR 255 million in 2012. During the year ended December 31, 2013 a decrease was achieved in direct costs, which amounted to EUR 260 million, as compared to EUR 272 million for the year ended December 31, 2012.

        Profit before tax from our Turkish banking operations decreased to EUR 544 million for the year ended December 31, 2013 from EUR 802 million for the year ended December 31, 2012. The decrease was principally due to changes in the regulatory framework for the country's banking sector and due to an increase in interest rates. This decrease was principally due to the decrease in other income in 2013, as 2012 included the significant contribution of EUR 157 million from the sale of a 51.0% stake of Cigna Finans Pension. In addition, the direct costs increased due to the expansion in the Turkish market through the opening of 93 new branches in 2013. Impairment charges for credit losses increased to EUR 339 million in 2013, from EUR 286 million in 2012, as a result of Finansbank's loan portfolio growth focus on high margin products and due to Finansbank's conservative provisioning policy.

        The business segment "other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The loss before tax in this segment for the year ended December 31, 2013 of EUR 397 million (2012: EUR 436 million) is mainly due to the increase in direct costs in 2013, which increased to EUR 286 million in 2013 from EUR 20 million in 2012, due to the VRS that took place in December 2013 with total cost of EUR 183 million.

Segment analysis for year ended December 31, 2012 compared to the year ended December 31, 2011 based on IFRS

        The Group's overall decrease in loss before tax in 2012 compared to the loss before tax in 2011, primarily reflects the impairment of Greek government bonds due to PSI and loans eligible to PSI of EUR 11,783 million that took place in 2011.

        The increase in loss before tax in our retail banking segment is due to lower net interest income and to the increased cost of provisions for loan losses. More specifically, the decrease in total operating income in our retail banking segment by EUR 260 million is mainly attributable to the decrease of EUR 294 million in consumer lending and products which outpaces the increase in mortgage lending and lending to small—medium and small sized companies of EUR 18 million and EUR 17 million, respectively. Moreover, the Bank continued in 2012 its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps and extended loan maturities. Additionally, net interest income was negatively affected by the increased rates paid to depositors in 2012 in order to preserve our market share as a result of increased competitive pressures as other domestic banks sought to attract liquidity. Impairment charges for credit loss increased EUR 1,436 million in 2012, from EUR 1,180 million in 2011. This increase was due to the deteriorating credit quality of the loan portfolio as the economic climate in Greece continues to be severely stressed.

        The profit before tax in our corporate and investment banking segment of EUR 76 million in 2012 from loss before tax of EUR 1,408 million in 2011, is mainly attributable to the decrease in credit provisions and other impairment charges from EUR 2,102 million in 2011 to EUR 608 million in 2012, overshadowing the decrease in net interest income from EUR 776 million in 2011 to EUR 745 million in 2012. As a result of the ongoing economic crisis in Greece, the Bank retains its conservative approach to new commercial lending, with a greater focus on larger corporate borrowers that it perceives to be lower-risk.

        Loss before tax from global markets and assets management operations amounted to EUR 1,058 million in 2012, compared to the loss of EUR 10,518 million for the same period in 2011. This decrease in losses in 2012, was principally due to the credit provisions and other impairment charges of EUR 10,702 million in 2011, reflecting the impairment of the investment securities due to the PSI. Notably, in 2012 this specific segment ends up with a net interest loss of EUR 106 million reflecting the effect of the increased funding cost during the year (source being ELA substituting ECB) as well as the effect of the PSI given that there is less interest income generation from debt securities.

        Loss before tax from our International banking operations of EUR 111 million in 2012, from loss before tax of EUR 7 million in 2011, is principally attributed to the net interest income which decreased to EUR 312 million in 2012, from EUR 387 million, mainly as a result of loan portfolio deleveraging and the increase in the volume and cost of deposits in the context of the Group's strategy for independent financing of all its subsidiaries. Credit provisions and other impairment charges increased to EUR 255 million in 2012, from EUR 200 million in 2011, despite the signs of stabilizations of the asset quality of the loan portfolio, as a result of the deterioration of the market value in the South Eastern Europe region.

        Profit before tax from our Turkish banking operations increased in 2012, to EUR 802 million compared to EUR 450 million in 2011. This mainly comes from the increase in net interest income from EUR 903 million in 2011 to EUR 1,265 million in 2012 which reflects the result of the loan portfolio growth year on year as well as the decrease in the cost of funding in Turkey. Furthermore, the disposal of 51.0% of the shares of Finans Pension resulting in a gain of EUR 157 million led to an increase in other income to EUR 169 million in 2012 compared to EUR 36 million in 2011. Credit provisions and other impairment charges increased to EUR 286 million in 2012, from EUR 147 million in 2011, as a result of Finansbank's loan portfolio growth focus on high margin products. The corresponding increase in +90dpd loans remains well within the risk-return balance of our lending strategy.

        The profit before tax in insurance operations of EUR 86 million in 2012 compared to a loss before tax of EUR 518 million in 2011 is mainly a result of the one-off increase in credit provisions and other impairment charges of EUR 631 million in 2011, due to the impairment of Greek government bonds due to PSI of EUR 533 million. Total operating income remained healthy at EUR 233 million in 2012 compared to EUR 249 million in 2011, reflecting the improved loss ratio of the motor and life line of business in the last couple of years, the exit from the harmful credit line of business as well as the effective reduction in operating costs through synergies with the Bank.

        The business segment "Other" consists of proprietary real estate management, hotel and warehousing business, other unallocated income and expenses of the Group, intersegment eliminations,

as well as the share of profits or losses of our associate undertakings. The decrease in loss before tax in this segment in 2012 to EUR 436 million from to EUR 495 million in 2011, mainly due to the higher direct costs in 2011 as a result of the one-off provision of EUR 170 million for the employees statutory retirement indemnity.

B.    Liquidity and Capital Resources

Liquidity Management

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB, either directly or indirectly through the ELA offered by the Bank of Greece, and long-term debt. As at December 31, 2013, ELA funding was NIL and there is no new ELA funding in 2014 to date. For the repurchase agreements, the Group uses as collateral securities in the trading and investment securities portfolios, loans, notes issued under loan securitizations, covered bonds, notes issued by the Bank and guaranteed by the Hellenic Republic in the context of our participation in the Hellenic Republic Bank Support Plan, and EFSF bonds received by the HFSF for its participation in the Bank's capital increase in June 2013 and to cover the funding for the acquisition of FBB. On April 30, 2014, the Group successfully raised a EUR 750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and had a yield of 4.5% at the time of pricing. The issuance was done through NBG Finance Plc, a wholly owned subsidiary of the Bank, under its EUR 5.0 billion GMTN program, guaranteed by the Bank.

        Regarding the Group's subsidiaries, Finansbank is mostly self-funded through customer deposits, repurchase agreements with the Central Bank of Turkey and its funds borrowed through the capital markets. In addition, on February 7, 2014, Finansbank announced the launch of a medium-term note program of up to USD 1.5 billion or equivalent in any other currency including the Turkish Lira through the issuance of one or more series of debt instruments outside Turkey. In the context of this program, on April 25, 2014, Finansbank issued USD 500 million senior unsecured bonds, with an interest rate of 6.25%, maturing in 2019. The rest of the subsidiaries are also mostly self-funded.

        Deposits decreased from EUR 91.6 billion on December 31, 2011 to EUR 91.2 billion on December 31, 2012 and EUR 85.6 billion on December 31, 2013. Deposits, excluding interbank funding (which includes funding from the ECB and central banks), decreased from EUR 58.9 billion on December 31, 2011 to EUR 58.6 billion on December 31, 2012 and before increasing to EUR 62.5 billion on December 31, 2013. Interbank deposits, including funding from the ECB and central banks, decreased from EUR 32.7 billion on December 31, 2011 to EUR 32.6 billion on December 31, 2012 and on December 31, 2013 to EUR 23.1 billion.

        As discussed in Item 5.A, "Operating Results—Results of operations for the year ended December 31, 2013 compared with the year ended December 31, 2012—Net Interest Income before provision for loan losses", the increase in customer deposits during 2013 resulted in decreased funding cost due to the lower reliance in Eurosystem funding and more specifically the funding through ELA (see Item 4.E, "Selected Statistical Data—Liabilities—Deposits" for an analysis of our funding rates per type of deposit). As at December 31, 2013, collateral with nominal value of EUR 27.0 billion (December 31, 2012: EUR 45.3 billion) was used for funding through the Eurosystem. This relates to debt securities, trading assets, customer loans and bonds issued from our participation in the Hellenic Republic Bank Support Plan. As at December 31, 2013 the nominal value of the available collateral for central bank funding was EUR 29.7 billion (December 31, 2012: EUR 18.0 billion) relating to covered bonds, securitizations and loans.

        Following the completion of the PSI in March and April 2012 and the buy back in December 2012, our holdings of Greek government bonds decreased significantly. Furthermore, the share capital increase in the context of the recapitalization program for the Greek systemic banks was completed in June 2013 (see Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, the Second

Economic Adjustment Program for Greece and Recent Macroeconomic Developments—Recapitalization Framework" and Item 5, "Critical Accounting Policies, Estimates and Judgments—Going concern"). However, the funds necessary for the recapitalization had been provided to the Bank prior to the increase in the form of EFSF bonds, which although the Bank was not allowed to sell, the Bank was allowed to use as collateral for repo financing from the Eurosystem or other market counterparties. In particular, the Bank received EFSF bonds of EUR 7,430 million and EUR 2,326 million in May 2012 and December 2012, respectively, as pre-funding in the context of the contemplated recapitalization. These bonds of total amount EUR 9,756 million as at December 31, 2012, did not meet the recognition criteria in accordance with US GAAP as the Group was severely restricted on how it could use the bonds, being precluded from selling them and only allowed to use them as collateral for certain collateralized loans with the Eurosystem or other market participants under certain restrictions.

        The reduced access to interbank and wholesale markets including through 2012 and combined with a reduction in domestic deposits affected all Greek banks and resulted to an increased reliance on the ECB repo facilities. During 2013. the situation has shown signs of improvement. As at December 31, 2013, the ECB funding and funding from other central banks, amounted to EUR 20.7 billion (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged). As at December 31, 2012 and 2011, ECB funding and funding from other central banks amounted to EUR 30.9 billion and EUR 31.3 billion, respectively.

        The following table provides a summary of our interest bearing interbank borrowing activity for each of the three years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(EUR in millions)
Interbank lending	3,768	2,977	3,333
ECB and central banks borrowing	(31,308)	(30,902)	(20,700)
Interbank borrowing	(1,175)	(1,608)	(2,275)

Net interbank borrowing	(28,715)	(29,533)	(19,642)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2011, 2012 and 2013, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2011	2012	2013
	(EUR in millions)
Average balance Q.1.	4,637	1,604	1,934
Period end balance Q.1.	5,188	1,624	2,645
Maximum balance Q.1.	5,188	1,984	2,645
Average balance Q.2.	3,783	1,464	2,806
Period end balance Q.2.	2,606	1,055	1,858
Maximum balance Q.2.	4,361	1,735	3,464
Average balance Q.3.	2,377	1,249	1,958
Period end balance Q.3.	1,930	1,465	2,372
Maximum balance Q.3.	2,661	1,533	2,372
Average balance Q.4.	2,103	1,191	3,494
Period end balance Q.4.	1,302	1,109	4,738
Maximum balance Q.4.	3,144	1,254	4,738

        The following table provides a summary of our cash flows for each of the three years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(EUR in millions)
Cash flows from operating activities	(343)	(1,711)	1,066
Cash flows from investing activities	6,302	2,546	3,667
Cash flows from financing activities	(5,610)	(406)	(4,820)
Effect of exchange rate change on cash and due to banks	(66)	9	(102)

Net increase / (decrease) in cash and due from banks	283	438	(189)
Cash and due from banks at beginning of year	1,436	1,719	2,157

Cash and due from banks at end of year	1,719	2,157	1,968

        During 2013, compared to the corresponding period ended on December 31, 2012, our cash inflows in investing activities increased from inflows of EUR 2,546 million in 2012 to inflows of EUR 3,667 million in 2013, mainly due to a) the net cash inflows from our loan portfolio amounted to EUR 3,630 million in the period ended on December 31, 2012, while in the corresponding period ended on December 31, 2012, there was a net cash outflow of EUR 322 million, because the loan repayment exceeded new lending due to the decrease in the domestic credit expansion b) the net cash inflows from securities purchased under agreements to resell in 2013 amounted to EUR 795 million while in the corresponding period ended December 31, 2012, there was a net cash outflow of EUR 160 million and c) a cash inflow in 2013 of EUR 561 million from the HFSF for the funding gap arising from the acquisition of selected assets and liabilities of PROBANK. These cash inflows were netted off with a) the net cash outflows from interest bearing deposits with banks which amounted to EUR 340 million in the period ended on December 31, 2013, while in the corresponding period ended December 31, 2012, there was a net cash inflow of EUR 791 million, b) a cash outflow to the central bank of EUR 525 million and c) the acquisition of premises and equipment and intangibles of EUR 200 million.

        Moreover, during 2013, compared to the corresponding period ended December 31, 2012, our net cash outflows from financing activities increased from outflows of EUR 406 million in 2012 to outflows of EUR 4,820 million in 2013, mainly due to a) the outflow relating to the repayment of Eurosystem funding of EUR 10,202 million, b) the Bank's net cash proceeds in 2013 of EUR 840 million from the share capital increase of EUR 9,756 million, c) the Bank's net cash outflows for the repurchase part of its preference shares which amounted to EUR 119 million. These cash outflows were netted off with a) an inflow in 2013 in securities sold under agreements to repurchase of EUR 3,629 million compared to the outflow of EUR 194 million in 2012, b) an inflow arising from the increase of deposits by EUR 588 million, c) a net cash inflow of EUR 544 mainly from the sale of real estate accounted for as a financing obligation.

        During 2012, compared to the corresponding period ended on December 31, 2011, our cash inflows in investing activities decreased from inflows of EUR 6,302 million in 2011 to inflows of EUR 2,546 million in 2012, mainly due to the net cash outflows from our loan portfolio amounted to EUR 322 million in the period ended on December 31, 2012, while in the corresponding period ended on December 31, 2011, there was a net cash inflow of EUR 2,683 million, mainly due to the decrease in the domestic credit expansion. Additionally, the net cash inflows from interest bearing deposits with banks amounted to EUR 791 million in the period ended on December 31, 2012, while in the corresponding period ended December 31, 2011, there was a net cash inflow of EUR 2,542 million.

        Moreover, during 2012, the cash outflows from financing activities were significantly reduced and amounted to EUR 406 million compared to the cash outflows for the corresponding period ended on December 31, 2011, which amounted to EUR 5,610 million. This reduction is mainly due to the decrease of the net outflow from the deposits which amounted to EUR 750 million during 2012, while in 2011 there was a net outflow from deposits of EUR 2,176 million, primarily as a result of the outflow in Greek deposits. In addition, during 2012, the outflows in securities sold under agreements to repurchase were reduced significantly and amounted to EUR 194 million compared to the outflow of EUR 2,236 million in 2011.

Capital Management

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved: the share capital increase by EUR 1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek government, in accordance with the Greek Law 3723/2008, and the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favor of the Greek government, in accordance with the Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of EUR 5.00 each in favor of the Greek government.

        On November 23, 2012, the second Repeat Extraordinary General Meeting of the Bank's shareholders approved (i) the reduction in the Bank's share capital through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Company Greek Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank's share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank, up to 552,948,427 ordinary voting shares of Eurobank, of nominal value EUR 2.22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the "Tendered Shares").

        The total number of ordinary shares as at December 31, 2013 and December 31, 2012 was 2,396,785,994 and 956,090,482, respectively, with a nominal value of EUR 0.30 and EUR 5.00 per share respectively.

        At its meeting of February 22, 2013, the Bank's Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank's share capital increased by EUR 271 million through the issuance of 270,510,718 ordinary shares with nominal value of EUR 1.00 per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273 million and was based on the closing price of Bank's share on the ATHEX on February 15, 2013.

        On April 29, 2013, the second Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for one new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Company Greek Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by EUR 9,756 million in the context of recapitalization of the Greek banks. On June 19, 2013, the Board of Directors certified that EUR 1,079 million was covered by private investors in cash and EUR 8,677 million by HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of EUR 0.30 per share. From the amount of EUR 9,756 million, EUR 682 million was credited to the share capital whereas the remaining amount of EUR 9,074 million less expenses was credited to the share premium account.

        On May 10, 2013, the Bank acquired, free of any consideration, selected assets and liabilities of FBB, which is under special liquidation following the decision 10/10.5.2013 of the Bank of Greece Resolutions Measures Committee. The funding gap between the transferred assets and liabilities amounted to EUR 457 million and was covered by HFSF by contributing to the Bank cash equal to the funding gap.

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding ADSs at USD12.50 per ADS upon the terms and subject to the conditions set forth in the offer to purchase. The offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base. As at June 28, 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the offer, the aggregate purchase cost for the tendered ADSs was USD155 million. On July 3, 2013, the purchase of the 12,360,169 ADSs was settled by the Bank. Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the offer, and canceled the preference shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the preference shares.

        On July 26, 2013, the Bank acquired, free of any consideration, selected assets and liabilities of Probank, which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee. The funding gap between the transferred assets and liabilities amounted to EUR 563 million and was covered by HFSF by contributing to the Bank cash equal to the funding gap.

        On November 25, 2013, the Bank, after obtaining the consent of the HFSF and approval by the DG Comp, agreed with Invel Real Estate (Netherlands) II BV the transfer of a 66% participation interest out of the 100% held in its subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of EUR 653 million, out of which an amount of EUR 74 million relates to contribution in kind (property of fair value EUR 68 million and receivables of fair value EUR 6 million). On December 30, 2013 the above transaction was completed. NBG continues to consolidate NBG Pangaea REIC following the accounting guidance of ACS 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ACS 360-20 "Real Estate Sales" and did not recognize any profit on the sale of 66% to Invel.

        On December 19, 2013, the Bank announced the implementation of the VRS. The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS (see Note 12 of the 2013 Annual Financial Statements). The Bank and the Group recognized a total expense of EUR 183 million with respect to this scheme. It is also estimated that the decrease in the Bank's payroll base on a yearly basis will be EUR 155 million going forward.

        On May 23, 2013, the Bank announced the results of the Tender Offer, which commenced on May 8, 2013 and expired on May 22, 2013, for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. The profit that resulted from the buy back of the hybrid instruments for the Group amounted to EUR 1 million.

        On April 16, 2014, the Bank announced a capital increase for EUR 2.5 billion, which was successfully subscribed by investors and was completed on May 13, 2014.

  Credit Ratings

        The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's and Fitch.

Rating agency	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	Caa1	Not Prime	Stable	E	Caa3	Ca
Standard & Poor's	CCC+	C	Stable	—	CCC–	NR
Fitch	B–	B	Stable	WD	—	C

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

  Certain Balance Sheet Items

        As at December 31, 2013, total assets were EUR 106.9 billion, an increase of 5.6% from the Group's total assets of EUR 101.2 billion, as at December 31, 2012, which in turn was a 2.2% decrease from the Group's total assets of EUR 103.5 billion as at December 31, 2011. Deposits with the Central Bank were EUR 3.5 billion in 2013, EUR 2.9 billion in 2012 and EUR 2.9 billion in 2011. Securities purchased under agreements to resell were EUR 39 million as at December 31, 2013, EUR 833 million as at December 31, 2012 and EUR 673 million as at December 31, 2011. Interest bearing deposits with banks were EUR 3.3 billion in 2013, EUR 3.0 billion in 2012 and EUR 3.8 billion in 2011. The Group's securities portfolio was EUR 19.8 billion as at December 31, 2013, EUR 12.9 billion as at December 31, 2012 and EUR 12.5 billion as at December 31, 2011.

        The Group's loan portfolio decreased from EUR 76.0 billion at December 31, 2011 to EUR 74.3 billion at December 31, 2012 and further decreased to EUR 74.0 billion at December 31, 2013. At December 31, 2013, the Group's loan portfolio accounted for 69.2% of total assets. Allowance for loan losses increased from EUR 6.6 billion in 2011 to EUR 7.3 billion in 2012 and to EUR 8.5 billion in 2013. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits decreased from EUR 91.6 billion on December 31, 2011 to EUR 91.2 billion on December 31, 2012 and decreased to EUR 85.6 billion on December 31, 2013. Of these, interbank funding, including funding from the ECB and central banks, decreased from EUR 32.7 billion in 2011 to EUR 32.6 billion in 2012 and then to EUR 23.1 billion in 2013.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Note 22 and Note 25 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2013 include mainly costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 385 million in 2013. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 73 million for the year ended December 31, 2013 (see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures").

Sources of Capital and Liquidity

Common stock and Preference shares

        On June 6, 2008, the Board of Directors of the Bank approved the issuance of 25 million non-cumulative non-voting redeemable preference shares, which were offered in the form of ADRs in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11 on the date of the issuance). The total proceeds of the offering amounted to USD 625 million or EUR 403 million. The annual dividend rate is set to USD 2.25 per preference share. On May 31 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding preference shares at USD 12.50 per preference share upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base. As of June 28, 2013, which was the expiration time of the Offer, 12,360,169 preference shares were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered preference shares was USD 155 million. On July 3 2013, the purchase of the 12,360,169 preference shares was settled by the Bank. Therefore, following the purchase of the preference shares, 12,639,831 preference shares remain outstanding. The Bank cancelled any preference share purchased pursuant to the Offer, following the completion of the requisite corporate approvals for cancellation of the preference shares.

        Following the Board of Directors' resolution on June 18, 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110,367,615 new ordinary shares of nominal value of EUR 5.00 each and subscription price of EUR 11.3 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to EUR 1,247 million, EUR 552 million of which was credited to "common stock" account and the remaining amount less expenses incurred was credited to "additional paid-in capital" account.

        On February 18, 2010, the second Repeat General Meeting of the Shareholders authorized to the Board of Directors to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act 2190/1920 and article 5 of the Bank's Articles of Association, for a period of five years, up to an amount of EUR 1,696 million, representing 50% of the paid-up share capital of the Bank at the time of such assignment. The General Meeting authorized the Board of Directors to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

        On September 10, 2010, following the above authorization and the authorization granted to the Board of Directors by the second Repeat General Meeting of the Shareholders on May 15, 2008, the Board of Directors approved an increase of the Bank's ordinary share capital through a rights issue by offering:

  (a)
  121,408,315 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The shares were offered to existing ordinary shareholders at a ratio of one new share for every five shares held. The total capital raised amounted to EUR 631 million, of which EUR 607 million was credited to common stock and the remaining EUR 24 million to additional paid-in capital. The new ordinary shares were listed on the ATHEX on October 19, 2010.

  (b)
  227,640,590 convertible bonds to 227,640,590 new ordinary shares of nominal value of EUR 5.00 each and at a subscription price of EUR 5.20 each. The bonds were offered to existing ordinary shareholders at a ratio of three convertible bonds for every eight shares held. The convertible bonds carried no interest and were convertible to ordinary shares after seven days from their issuance. The total capital raised amounted to EUR 1,184 million, of which EUR

    1,138 million was credited to common stock and the remaining EUR 46 million to additional paid-in capital. The new shares were listed on the ATHEX on October 25, 2010.

Share capital increase for the acquisition of Eurobank

        On November 23, 2012, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved (i) the reduction in the Bank's share capital through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank's share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. ("Eurobank"), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value EUR 2.22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the "Tendered Shares").

        At its meeting of February 22, 2013 the Bank's Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank's share capital increased by EUR 271 million by issuing 270,510,718 ordinary shares with nominal value of 1.00 Euro per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273 million and was based on the closing price of Bank's share on the ATHEX on February 15, 2013.

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

        Following the recapitalization of Eurobank through the HFSF completed on May 31, 2013, the Bank's shareholding in Eurobank was reduced to 1.2%, with the HFSF having full voting rights for the Eurobank shares it acquired representing 98.6% of Eurobank's outstanding share capital at that time. As a result, the Bank's investment in Eurobank is accounted for as an available-for-sale investment.

Share capital increase in the context of the recapitalisation

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

        On June 19 2013, the Board of Directors certified that EUR 1,079 million was covered by private investors in cash and EUR 8,677 million by HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of EUR 0.30 per share.

        From the amount of EUR 9,756 million, EUR 682 million was credited to the share capital whereas the remaining amount of EUR 9,074 million less expenses was credited to the share premium account.

        On April 16, 2014, the Bank announced a capital increase for EUR 2.5 billion, which has been successfully subscribed by investors and was completed on May 13, 2014.

        For the preference shares issued under the Hellenic Republic Bank Support Plan (see Item 5.B, "Liquidity and Capital Resources—Financings under the Hellenic Republic Bank Support Plan").

Securitized loans

        The Bank, through its VIE, has the following securitized notes in issue as at December 31, 2013:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Revolver 2008—1 Plc	Secured Floating Rate Notes—Class A	Consumer loans and credit card accounts	December 12, 2008	September 2020	900	(1),(2)	Paid monthly at a fixed rate of 2.6%
Revolver 2008—1 Plc	Secured Floating Rate Notes—Class B	Consumer loans and credit card accounts	December 12, 2008	September 2020	269	(2)	Paid monthly at a fixed rate of 2.9%
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	(3)	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500	(2),(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	250	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400	(2),(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	97	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250	(2),(5)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	413	(2)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1)
In 2013, Revolver 2008-1 Plc proceeded with the partial redemption of class A notes of EUR 636 million. The outstanding balance of class A notes as at December 31, 2013 is EUR 265 million and have been rated CCC by Standard and Poor's.

(2)
The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors. The outstanding balance of Titlos Plc as at December 31, 2013 is EUR 4,652 million and has been rated Caa3 by Moody's.

(4)
On March 20, 2013, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 66 million and of EUR 90 million, respectively. Furthermore, on September 20, 2013, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 90 million and of EUR 66 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2013 are EUR 1,210 million and EUR 90 million respectively.

(5)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 163 million on March 15, 2013 and EUR 192 million on September 16, 2013. The outstanding amount of Agorazo Plc as at December 31, 2013 amounts to EUR 837 million.

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2013:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Program I(1)	3rd Series	Residential mortgage loans	October 7, 2009	October 2016	846(3)	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	1st Series	Residential mortgage loans	June 24, 2010	June 2015	1,500	Paid quarterly at the ECB's refinancing rate plus a margin of 170 bps
Program II(2)	2nd Series	Residential mortgage loans	June 24, 2010	June 2017	1,500	Paid quarterly at the ECB's refinancing rate plus a margin of 200 bps
Program II(2)	3rd Series	Residential mortgage loans	June 24, 2010	June 2019	1,500	Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	4th Series	Residential mortgage loans	November 25, 2010	November 2018	1,100(4)	Paid quarterly at the ECB's refinancing rate plus a margin of 210 bps
Program II(2)	6th Series	Residential mortgage loans	May 6, 2011	September 2014	1,300	Paid quarterly at the ECB's refinancing rate plus a margin of 250 bps

(1)
EUR 10 billion covered bonds program ("Program I") established on November 26, 2008. The issue under this Program is currently rated B3 by Moody's and B+ by Fitch.

(2)
EUR 15 billion covered bonds program ("Program II") established on June 21, 2010. The issues under this Program are currently rated B3 by Moody's and B by Fitch.

(3)
On August 1, 2012 the Bank proceeded with cancellation of the repurchase of covered bonds of EUR 654 million.

(4)
On March 9, April 11 and May 14 2012, the Bank proceeded with the cancellation of covered bonds of EUR 170 million, EUR 10 million and EUR 160 million, respectively.

        In September 2013, the 5th series of Program II of EUR 1,500 million, matured.

        Other than the third Series of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within Note 25.

        Furthermore, the Bank, in 2011 and 2012, has cancelled the following issues under the covered bond Program I and II:

Series number	Issue date	Cancellation date	Original nominal amount EUR	Cancelled amount in million EUR
Program I
First Series	November 28, 2008	May 6, 2011	1.0 billion	650
Second Series	November 28, 2008	May 6, 2011	1.0 billion	800
Fifth Series	May 11, 2010	May 6, 2011	1.0 billion	350
Second Series	November 28, 2008	June 2, 2011	1.0 billion	150
First Series	November 28, 2008	June 20, 2011	1.0 billion	300
Fifth Series	May 11, 2010	June 20, 2011	1.0 billion	650
First Series	November 28, 2008	August 3, 2011	1.0 billion	50	(1)
Second Series	November 28, 2008	August 3, 2011	1.0 billion	50	(1)
Third Series	October 7, 2009	August 1, 2012	1.5 billion	654	(2)
Program II
Fourth Series	November 25, 2010	March 9, 2012	1.5 billion	170
Fourth Series	November 25, 2010	April 11, 2012	1.5 billion	70
Fourth Series	November 25, 2010	May 14, 2012	1.5 billion	160

(1)
Repurchase and cancellation of EUR 50 million covered bonds, as these issues were sold on September 1, 2009 to institutional investors and presented within Note 25 to the U.S. GAAP Financial Statements.

(2)
This issue is presented within Note 25 since all bonds were sold to domestic and foreign investors.

Other borrowed funds

        Other borrowings as at December 31, 2013, is as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
NBG	Fixed rate covered bonds—3rd Series	October 7, 2009	October 2016	EUR	846	(1)	—	Paid annually at a fixed coupon rate of 3.875%
NBG Finance Plc(3)	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	18		—	Paid annually at a rate of 7.0% for the first 5 years and 9.5% thereafter
Probank Leasing S.A.	Floating rate bond	August 10, 2010	January 2014	EUR	10		—	Paid quarterly at Euribor plus 5.50%
NBG Pangaea Reic	Floating rate bond	December 2, 2011	December 2017	EUR	46		—	Paid quarterly Euribor plus 5.25%

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500		17	Paid semi-annually at fixed interest rate of 5.5%
Finansbank	Eurobond Fixed Rate Notes	November 1, 2012	November 2017	USD	350		8	Paid semi-annually at fixed interest rate of 5.15%
Finansbank	Floating Rate Notes Series 2012-C	December 20, 2012	November 2024	EUR	50		—	Paid quarterly at EURIBOR plus 3.6%
Finansbank	Floating Rate Notes—Series 2012-B	December 20, 2012	November 2017	USD	75		—	Paid quarterly at LIBOR plus 3.4%
Finansbank	Fixed Rate Bonds(2)	April 19, 2013	April 2014	TL	124		21	Principal amount and interest will be paid at maturity in a single payment of 7.80%
Finansbank	Fixed Rate Notes	June 10, 2013	June 2015	EUR	35		—	Paid annually at LIBOR plus 3.8%
Finansbank	Fixed Rate Bonds(2)	October 11, 2013	January 2014	TL	750		22	Principal amount and interest will be paid at maturity in a single payment of 9.45%
Finansbank	Fixed Rate Bonds(2)	October 25, 2013	February 2014	TL	150		3	Principal amount and interest will be paid at maturity in a single payment of 9.55%
Finansbank	Fixed Rate Bonds(2)	November 25, 2013	March 2014	TL	245		11	Principal amount and interest will be paid at maturity in a single payment of 9.02%
Finansbank	Amended Facility Agreement	November 27, 2013	November 2014	USD	167	(4)	—	Paid quarterly at LIBOR plus 1%
Finansbank	Amended Facility Agreement	November 28, 2013	November 2014	EUR	265	(4)	—	Paid quarterly at EURIBOR plus 1%

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million	Own held by the Group (nominal amount in million)	Interest rate
Finansbank	Fixed Rate Bonds(2)	December 12, 2013	April 2014	TL	899	35	Principal amount and interest will be paid at maturity in a single payment of 8.69%
Finansbank	Fixed Rate Bonds(2)	December 24, 2013	April 2014	TL	116	1	Principal amount and interest will be paid at maturity in a single payment of 8.97%

(1)
Includes fixed rate covered bonds issued by the Bank under the EUR 10 billion covered bonds program, which are described in NOTE 13: Loans and allowance for loan losses and which the Group has elected the fair value option. During 2013, net losses of EUR 210 million (2012: nil) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss). Fair value losses of EUR 236 million were attributable to changes in instrument specific credit risk (2012: gain of EUR 3 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2013 were EUR 810 million and EUR 850 million respectively (2012: EUR 600 million and EUR 849 million).

(2)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to one year in the domestic market valued up to TL 1 billion.

(3)
The amount represents the outstanding nominal amount of the initial amount of EUR 450 million issued on July 23, 2010, through UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange.

(4)
On November 27 and 28, 2013, Finansbank amended the dual tranche term loan facility signed on November 29, 2012, based on which the amounts of USD 188 million and EUR 212 million were amended to USD 167 million and EUR 265 million, respectively.

        Other borrowings redeemed or repurchased in 2012 and 2013 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Finansbank	Fixed Rate Bonds(1)	September 14, 2012	March 2013	TL	400
Finansbank	Fixed Rate Bonds(1)	September 21, 2012	March 2013	TL	500
Finansbank	Fixed Rate Bonds(1)	November 15, 2012	May 2013	TL	750
Finansbank	Fixed Rate Bonds(1)	December 14, 2012	June 2013	TL	650
Finansbank	Fixed Rate Bonds(1)	December 27, 2012	April 2013	TL	600
Finansbank	Fixed Rate Bonds(1)	March 20, 2013	September 2013	TL	400
Finansbank	Fixed Rate Bonds(1)	April 4, 2013	September 2013	TL	476
Finansbank	Fixed Rate Bonds(1)	June 26, 2013	December 2013	TL	525
Finansbank	Fixed Rate Bonds(1)	July 11, 2013	December 2013	TL	125
Finansbank	Fixed Rate Bonds(1)	July 18, 2013	October 2013	TL	105
Finansbank	Fixed Rate Bonds(1)	July 25, 2013	November 2013	TL	266
Finansbank	Fixed Rate Bonds(1)	August 29, 2013	November 2013	TL	578

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

Financings under the Hellenic Republic Bank Support Plan

        The Bank participated in the Hellenic Republic Bank Support Plan of Greek Law 3723/2008 as follows:

  Pillar I—Preference share facility (Greek State Preference Shares)

        Following the Extraordinary General Meeting of the Bank's Shareholders held on January 22, 2009, the Bank issued on May 21, 2009, 70 million Greek State Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

        On November 26, 2010, at an Extraordinary General Meeting of the Bank's Shareholders, the shareholders approved the repurchase by the Bank of the Greek State Preference Shares of a nominal value of EUR 350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.

        Furthermore, on December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000 million through the issue of an additional 200 million Greek State Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Greek State Preference Shares in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million Greek State Preference Shares at a nominal value of EUR 5.00 each. Please also refer to Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" and Note 18 to the U.S. GAAP Financial Statement.

  Pillar II—Government guaranteed short-term borrowings facility

        Under the government-guaranteed borrowings facility, the Bank participated in the second pillar of Greek Law 3723/2008 "Hellenic Republic's Bank Support Plan" as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Floating Rate Notes	June 7, 2011	June 2014	1,925	Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum
Floating Rate Notes	May 2, 2013	May 2016	4,500	Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum
Floating Rate Notes	June 26, 2013	June 2015	4,265	Paid quarterly at a rate of three-month Euribor plus 800 bps per annum
Floating Rate Notes	December 12, 2013	December 2014	4,108	Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum

Total			14,798

        The notes described above are held by the Bank and, therefore, are not presented as liabilities on the Consolidated Balance sheet.

        Additionally, on May 24, 2012, the Fixed Rate Notes of EUR 3,000 million issued by the Bank in February 2012, matured.

        During 2013, the following Notes matured:

Description	Issue date	Maturity date	Nominal amount in million EUR
Floating Rate Notes	April 26, 2010	April 2013	2,500
Floating Rate Notes	May 4, 2010	May 2013	1,345
Floating Rate Notes	May 4, 2010	May 2013	655
Floating Rate Notes	June 28, 2010	June 2013	4,266
Floating Rate Notes	December 23, 2010	December 2013	4,108

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On August 6, 2013 and September 16, 2013, the Bank under the provisions of Law 3723/2008 (Pillar III) received new three-year zero coupon special bonds of EUR 787 million and EUR 60 million, respectively, collateralized with loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

Recent Financings

        On March 26, 2014, the Bank entered into a secured financing agreement for EUR 500 million. The agreement matures on February 28, 2017, with mutual termination rights and bears a nominal interest rate of 1-month Euribor plus 275 bps. The financing is secured with retained covered bonds (Program II) issued by the Bank.

        On April 9, 2014, Finansbank issued TL 311 million 11.15% notes, maturing in March 2015.

        On April 16, 2014, Finansbank issued TL 187 million 10.3% notes, maturing in July 2014.

        On April 25, 2014, Finansbank issued USD 500 million senior unsecured bonds, maturing in 2019, bearing an interest rate of 6.25%.

        On April 30, 2014, the Group issued a EUR 750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and a yield of 4.5% at the time of pricing.

        On April 30, 2014, Finansbank issued TL 500 million 10.87% notes, maturing in October 2014.

        During the period from January 1, 2014 to March 31, 2014 Finansbank issued various borrowings in Turkish lira, euro, Swiss franc, pound sterling and U.S. dollars amounting to TL 2,463 million and redeemed an amount of TL 2,293 million, resulting in a net increase in borrowings of TL 170 million (EUR 57 million) as at March 31, 2014.

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

Risk Management Governance

        The Group aims to maintain practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee ("BRC") overseeing all risk management functions across the Group. All risk management units report to the NBG Group Risk Control and Architecture Division ("GRCAD") and the NBG Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Chief Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards. The Internal Audit—Inspection Division of the Bank and the Group (the "IAID"), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.
Board Risk Committee

        The BRC forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group appetite and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the management of risk and monitors the implementation and outcome of these policies.

        Since December 19, 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee.

        The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved strategy and the business plan of the Group. The proposals to the BRC are submitted by the Group's Chief Risk Officer (the "CRO"). For a further description of the BRC and a list of its current members, see Item 6.C, "Board Practices—Board Committees".

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

        The mission of the GMORMD is to:

  •
  plan, specify, implement and introduce market, counterparty, liquidity and operational risk policies, under the guidelines of the Bank's Board of Directors;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

  •
  independently evaluate financial products, assets and liabilities of the Bank and the Group; and

  •
  regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the RMC and the Asset and Liability Committee (the "ALCO").

  Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

  •
  the Credit Risk Control Subdivision;

  •
  the Analysis and Risk MIS Subdivision;

  •
  the Capital Reporting Subdivision; and

  •
  the Model Validation Unit,

        whereas the GMORMD consists of:

  •
  the Market and Liquidity Risk Management Subdivision;

  •
  the Counterparty Risk Management Subdivision; and

  •
  the Operational Risk Management Subdivision.

        Both Divisions report to the Assistant General Manager of Group Risk Management.

Asset and Liability Committee

        The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank's ALCO meets at least once a month and is comprised of the Deputy CEO and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking
Member	Paula Hadjisotiriou	Group Chief Financial Officer

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

        The IAID is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned and discharged by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Chief Audit Executive reports on the IAID's activities directly to the Audit Committee on a regular basis and to the Bank's Board of Directors, through the Audit Committee on a quarterly basis.

        According to the IAID's Charter, which has been approved by the Bank's Board of Directors, the IAID is authorized to operate at Group level and to coordinate and supervise the activities of the IAUs of the Group subsidiaries. Since 2010 the Bank's IAID has undertaken the Internal Audit activities of key domestic subsidiaries aiming to improve quality of service and achieve economies of scale.

        All IAUs across the Group use the same:

  •
  internal audit methodology that has been developed by Bank's IAID and follows the COSO—ERM principles and the International Standards for the Professional Practice of the Internal Auditing of the Institute of Internal Auditors ("IIA"),

  •
  information systems audit methodology based on the COBIT framework recommended by the Information Systems Audit and Control Association (ISACA).

  •
  internet based application which allows for a more effective management of the audit activities which provides: (i) real time monitoring of the audit activities across all subsidiaries, (ii) information sharing among the Group's internal auditors and (iii) standardization of the audit methodology.

        In October 2012 NBG's IAID was assessed by a qualified external evaluator in relation to the IIA's international best practices, and received the rating of "Generally Conforms", which is the highest rating awarded on the relevant scale.

Liquidity Risk

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses.

        It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing liabilities and other capital needs. As at December 31, 2013, the Bank maintained a pool of unencumbered assets with which it can raise approximately EUR 14.0 billion through the ELA. In addition to the Bank's liquidity pool, Finansbank maintains a ratio of available funds through repurchase agreements ("AFTR") over total deposits at a minimum level of 9%. As at December 31, 2013, AFTR stood at TL 4.0 billion and the ratio was 10.8%.

        The Bank's executive and senior management have the responsibility for implementing the liquidity risk strategy approved by the BRC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is regularly informed about current liquidity risk exposures ensuring that the Group's liquidity risk profile stays within approved levels. In addition management receives a deposits report on a daily basis which shows deposit balances and daily variances. From a long term perspective, the Group monitors its Loans-to-Deposits ratio which as at December 31, 2013 was 97.4% for the Group.

        The ALCO monitors the gap in maturities between assets and liabilities as well as the Bank's funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets.

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB, and long-term debt. ECB funding is collateralized mainly by notes issued by the Bank and guaranteed by the Hellenic Republic in the context of the Group's participation in the Hellenic Republic Bank Support Plan and EFSF bonds received by the HFSF.

        Regarding the Group's subsidiaries, Finansbank is mostly self-funded through customer deposits, repurchase agreements with the Central Bank of Turkey and its funds borrowed through the capital markets. In addition, on February 7, 2014, Finansbank announced the launch of a medium term note (MTN) of up to USD 1.5 billion or equivalent in any other currency including the Turkish lira through the issuance of one or more series of debt instruments outside Turkey. In the context of this program, on April 25, 2014, Finansbank issued USD 500 million senior unsecured bonds, with an interest rate of 6.25% maturing in 2019. The rest of the subsidiaries are mostly self-funded.

        As at December 31, 2013, funding from ECB amounted to EUR 20.7 billion, whereas the funding through the ELA was nil. This constitutes a substantial reduction of the order of EUR 10.2 billion in Eurosystem exposure compared to the respective figure of 2012, caused mainly by the gradual increase of the Bank's domestic customer deposits.

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

        See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in EUR and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2011, 2012 and 2013. As described above, at the end of any day, the open currency position (OCP) has to comply with the limits set by the Treasury Division and the GMORMD.

Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

	Year ended December 31,
	2011			2012			2013
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Assets:
Cash and due from banks	963	754	1,717	1,053	1,104	2,157	1,113	855	1,968
Deposits with central bank	2,338	561	2,899	1,194	1,692	2,886	1,562	1,892	3,454
Securities purchased under agreements to resell	341	332	673	33	800	833	36	3	39
Interest bearing deposits with banks	2,887	881	3,768	2,536	441	2,977	3,013	320	3,333
Trading assets	2,254	710	2,964	5,204	265	5,469	2,732	350	3,082
Derivative assets	2,615	991	3,606	3,232	461	3,693	2,415	1,256	3,671
Available-for-sale securities, at fair value	5,477	3,095	8,572	3,470	3,621	7,091	3,859	2,526	6,385
Held to maturity securities	989	13	1,002	345	11	356	9,376	984	10,360
Equity method investments	53	6	59	75	113	188	62	90	152
Loans	56,756	19,247	76,003	52,310	22,024	74,334	52,703	20,533	73,236
Less: Allowance for loan losses	(5,808)	(743)	(6,551)	(6,317)	(1,001)	(7,318)	(6,802)	(950)	(7,752)

Net loans	50,948	18,504	69,452	45,993	21,023	67,016	45,901	19,583	65,484
Goodwill, software and other intangibles	241	2,849	3,090	283	2,840	3,123	234	2,285	2,519
Premises and equipment	939	335	1,274	932	350	1,282	1,072	346	1,418
Accrued interest receivable	905	251	1,156	465	278	743	532	297	829
Other assets	2,838	397	3,235	2,763	579	3,342	3,537	476	4,013
Assets classified as held for sale	—	—	—	—	—	—	134	—	134

Total assets	73,788	29,679	103,467	67,578	33,578	101,156	75,578	31,263	106,841

	Year ended December 31,
	2011			2012			2013
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Liabilities and Shareholders' Equity:
Total deposits	73,236	18,339	91,575	70,593	20,566	91,159	65,745	19,849	85,594
Securities sold under agreements to repurchase	698	604	1,302	310	799	1,109	3,467	1,271	4,738
Other borrowed funds	236	690	926	308	1,718	2,026	389	1,289	1,678
Accounts payable, accrued expenses, derivative and other liabilities	5,483	2,386	7,869	5,776	2,244	8,020	5,057	2,062	7,119
Long-term debt	2,229	709	2,938	1,331	786	2,117	1,693	889	2,582
Insurance reserves	2,720	41	2,761	2,510	8	2,518	2,494	10	2,504
Liabilities classified as held for sale	—	—	—	—	—	—	10	—	10

Total liabilities	84,602	22,769	107,371	80,828	26,121	106,949	78,855	25,370	104,225
Non-controlling interests	42	312	354	33	278	311	17	272	289
Total equity	(5,755)	1,497	(4,258)	(8,382)	2,278	(6,104)	284	2,043	2,327

Total liabilities and equity	78,889	24,578	103,467	72,479	28,677	101,156	79,156	27,685	106,841

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

        Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios determined, on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives and Regulations. However, under the relevant European legislation, supervisory authorities of the EU Member States have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

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

        The following table shows the EU capital adequacy ratios for the Group as at December 31, 2009, 2010, 2011 and 2012.

	Year ended December 31,
	2009		2010		2011		2012
	Tier I	Total	Tier I	Total	Tier I	Total	Tier I	Total
Group	11.3%	11.3%	13.1%	13.7%	(3.7)%	(2.6)%	8.5%	9.0%

        As at March 31, 2013, Act 13/28.03.2013 of the Executive Committee of the Bank of Greece established new additional limits of 9% and 6% for CT1 and Common Equity, respectively. As at December 31, 2013, Act 36/23.12.2013 of the Executive Committee, removed the cap on the recognition of DTA up to 20% of the CT1.

        The Group's capital adequacy ratios as at December 31, 2012 and 2013, according to above acts, are presented in the table below:

	Year ended December 31,
	2012(1)	2013	2013(2)
Common equity	7.8%	10.3%	14.8%
Core Tier I	7.8%	10.3%	14.8%
Total	9.2%	11.2%	15.7%

(1)
The 2012 figures are adjusted for the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

(2)
The 2013 figures are adjusted for the share capital increase.

        The Group's CT1 ratio has increased from 7.8% at December 31, 2012 to 10.3% at December 31, 2013, following the 2013 attributable profit for the period of EUR 809 million and certain actions completed by management, such as the disposal of a 66.0% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, a liability management exercise, deleveraging and de-risking and the buyback of US preference shares.

        On March 6, 2014, the Bank of Greece informed the Bank regarding its capital shortfall, amounting to EUR 2.2 billion, arising from the stress test. Following the request by the Bank of Greece, the Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall. The Bank of Greece approved this plan on April 11, 2014. This capital plan includes certain capital actions amounting to EUR 1,040 million. Approximately one-half of this amount relates to completed capital actions relating to the sale of Astir Palace Hotel agreed in February (see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures"), and the higher than initially expected benefit from the VRS completed in December 2013. Of the remaining benefit from capital actions, approximately half relates to the sale of non-banking operations and half to loans de-risking. The Bank of Greece approved the implementation of these capital actions amounting to EUR 1,040 million and an equity capital increase (in the form of share capital and share premium) for the residual needs amounting to EUR 1,143 million. In addition to meeting these residual needs of EUR 1,143 million, the Bank decided to further increase its equity base by an amount of EUR 1.4 billion in order to strengthen its Basel III CET 1 ratio and maintain the flexibility to redeem the Greek State Preference Shares.

        On April 16, 2014, the Bank announced a EUR 2.5 billion capital increase, which has been successfully subscribed by investors and was completed on May 13, 2014.

C.    Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.    Trend Information

        Our performance has been and will continue to be influenced by the challenging economic conditions in Greece following six years of sharp contraction in economic activity and the concomitant deterioration in financing conditions and the deterioration of household and corporate sector balance sheets. However, by the end of 2013 there were some signs of slowing recession (2.3)% year-on-year in the fourth quarter of 2013 compared to (4.4)% in the first nine months of 2013 and (7)% in 2012 and stabilization of labor market conditions (small decline in unemployment rate to 26.5% in the first two months of 2014 compared to 27.5% in the fourth quarter of 2013). Consensus estimates are pointing to a return of the economy to positive growth of about 0.6% year-on-year.

        More specifically, the successful completion of the PSI in April 2012, in conjunction with the activation of the Program for the period 2012-2016, the debt buyback in the fourth quarter of 2012 and supplementary Eurogroup decisions for ensuring long-term public debt sustainability, have provided more time for economic policy to implement fiscal adjustment efforts and growth-enhancing structural reforms.

        In this regard, the PSI resulted in a significant decline of the Greek debt burden, as well as a sharp reduction in debt servicing needs, through low interest rates and a substantial extension of the average debt maturity. The Program, which also includes a comprehensive strategy for banking system recapitalization following PSI-related losses, and in connection with the detrimental impact of a prolonged recession on bank loan quality, has laid the ground for a more stable and growth-friendly financial environment. The implementation of an unprecedented amount of austerity measures corresponding to almost 28% of GDP in the 2010-2013 period succeeded in bringing the general government deficit to (2.9)% of GDP in 2014. However, the substantial fiscal drag amplified recessionary pressures and remained strong in 2013 with economic activity contracting by (3.9)% year-on-year.

        Following successful completion of the main part of the PSI in March 2012, the Greek government agreed to the revised Program, the term of which extends through early 2016 and is jointly supported by the IMF and Eurozone Member States. This Program replaced the original program of EUR 110 billion, which was agreed in May 2010 for the period of 2010-2013 and had the form of a cooperative package of IMF and Eurozone Member States funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from Eurozone Member States, and EUR 19.9 billion from the IMF. In the Program, for the years 2012-2016, Eurozone Member States through the EFSF and the IMF committed the undisbursed amounts from the original program, plus an additional EUR 130 billion, with a view to fully cover Greece's expected funding needs until mid 2014. The Program financing extends through early 2016. During this period, the EFSF will provide an overall amount of up to EUR 144.7 billion, while the IMF will contribute EUR 28 billion under EFF. The Program has been heavily front-loaded, especially regarding financing. Indeed, EUR 75 billion have been disbursed from Eurozone Member States in the first half of 2012 to fund EUR 35.7 billion of the PSI debt enhancements and accrued interest and EUR 18 billion to recapitalize Greek banks through the HFSF. The IMF contribution of EUR 28 billion is disbursed in the form of 17 equal tranches over the remaining period, ending in 2015. By May 2014 a cumulative amount of EFSF disbursements of EUR 139.9 billion had been approved in conjunction with EUR 6.7 billion of IMF financing under the current Program.

        Macroeconomic adjustment has also been supported by the successful completion of the debt buyback program in December 2012 (arranged by the Public Debt Management Agency for the account of the Hellenic Republic through which the banks offered Greek government bonds that were exchanged with EFSF bonds) and is also reflected at the notable progress in fiscal deficit reduction and the adjustment in labor market and external balances.

        Against this backdrop, the economy faced intensive and significantly protracted recessionary headwinds, which, compounded by other deep-rooted structural vulnerabilities and additional fiscal measures, have further delayed the stabilization of economic activity. This adverse recessionary spiral between additional austerity, uncertainty and economic activity—which was particularly evident in the period 2010-2012 and extended through 2013—appears to have weakened by late 2013. The achievement of a primary surplus in the General Government Budget in 2013 that exceeded Program estimates (0.8% versus 0.0%), in conjunction with the surplus of 0.7% in current account deficit, exemplify the rebalancing of the economy and put recovery prospects on a more stable footing.

        Nonetheless, the continuing fiscal drag resulting from the additional fiscal effort to achieve a higher primary surplus in government budget will continue to exert a downward pressure on Greek households' disposable income. In this respect, domestic demand is expected to contract further in 2014 albeit at a significantly slower pace in comparison to 2013 ((0.9)%, versus (5.8)% in 2013), while any entrepreneurial decision for a production increase will crucially depend on export demand in tandem with a gradual improvement of liquidity conditions in the economy during 2014.

        By the end of 2013 there were already some first signs of slowing recession ((2.3)% year-on-year in the fourth quarter of 2013 compared to (4.4)% in the first nine months of 2013 and (7)% in 2012) and stabilization of labor market conditions (small decline in unemployment rate to 26.5% in the first two months of 2014 compared with 27.5% in the fourth quarter of 2013). Consensus estimates are pointing to a return of the economy to positive growth of about 0.6% year-on-year in 2014.

        The anticipated gradual recovery of the Greek economy in 2014 is expected to mark the end of a six-year period of recession. In this respect, labor market trends are expected to improve in 2014, whereas the stabilization in economic activity is expected to reflect the support from the export sector, especially tourism, in conjunction with the acceleration of EU structural funds inflows, the completion of clearance of government arrears and the normalization of financing conditions in the economy. Additional factors expected to contribute to the recovery, include the accelerated implementation of planned privatizations through direct foreign investment and the restart of major infrastructure projects.

        The quasi-obligatory nature of the PSI, in conjunction with the still high level of Greek sovereign debt post-PSI (above 170% until 2015 according to the EU/IMF forecasts included in the latest review of the Program), and the substantial effort needed to ensure longer-term fiscal sustainability of the country, combined with the uncertainty regarding the medium-to-longer term growth potential of the economy, render a significant "multi-notch" upward revision of sovereign ratings of the country, highly unlikely in the short run. The above factors maintain uncertainties regarding future valuations of Greek financial and real estate assets.

        Nonetheless, the notable progress in fiscal adjustment and the broad based improvement in economic sentiment together with supportive economic and monetary conditions in the Eurozone led to significant progress in Greek financial asset valuations (sovereign bonds and equity) in 2013 and early 2014. In this environment the Greek government managed to re-access the market in April 2014, through a five year bond sale of EUR 3 billion—the first sale since the activation of the financial support program for Greece in May 2010—that carried a coupon of 5.75%.

        In this respect, market valuations of new Greek government bonds continue to embed, aside from very limited market liquidity, an existent but steadily declining Eurozone exit-risk premium for Greece, which could take a lot of time and effort to subside. According to the latest review of the Program by the IMF, Greece has little margin to absorb additional adverse shocks or slippages in the implementation of the Program. In the event that policy implementation takes longer than expected or falls short, the economy will take longer to respond to labor market and other structural competitiveness enhancing reforms, or if the fiscal impact of recession is higher than estimated, a higher debt trajectory than that suggested by the latest IMF and EU analysis underlying the first and second reviews of the Program will result.

        Continuing fiscal effort, slow recovery of disposable income in the private sector and exogenous factors have exerted, and may continue to exert, downward pressure and/or excessive volatility on asset prices and on the availability and cost of credit for financial institutions, including the Group. Furthermore, the above will continue to impact adversely the credit quality of the Group's customers and counterparties. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability.

        The main risks and challenges during 2014 relate to the persistence of high unemployment rates in Greece, the effect of the anticipated property tax reforms, as well as the success of the major structural reforms in Greece and their impact on the economy. The macroeconomic environment in Turkey is expected to normalize during 2014, whereas the majority of the economies in SEE are expected to experience some growth, despite increased uncertainties and risks, including political instability.

        Provided that pressures from fiscal measures and weak demand on household and firms balance sheets remain, the ability of the private sector to increase its saving, as well as enhance deposit creation and therefore generate internal liquidity in the economy through increasing credit, will remain weak.

        Moreover, the crisis in Cyprus and the key aspects of Eurozone strategy, which have been adopted for the resolution of this crisis, laid the foundation for a comprehensive restructuring of the Bank supervision and support framework. Significant progress in the design and implementation of the timetable for the formation of a banking union is likely to have an adverse (near-term) impact on liquidity, financing costs and credit availability in the Greek banking system. Nonetheless, positive credibility effects from enhanced transparency and strong capital adequacy of Greek banks are expected to create positive effects on the strength and creditworthiness of systemic banks in the medium term along with further improvement in economic conditions looking forward.

        Against this backdrop, our ability to foresee market conditions remains constrained by risk factors and potential exogenous impulses, and therefore long-term targets continue to be surrounded by a significant degree of uncertainty.

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

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as at December 31, 2012 and 2013:

	2012	2013
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Residential real estate	25	10
Commercial letters of credit	594	593
Standby letters of credit and financial guarantees written	5,587	5,665

Total	6,206	6,268

(1)
Commitments to extend credit as at December 31, 2012 and 2013 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.The total commitments to extend credit at December 31, 2013 are EUR 12,327 million (2012: EUR 14,518 million)

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2013, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in millions)
Time deposits(1)	36,930	460	107	19	37,516
Long-term debt(1)	969	1,558	137	323	2,987
Operating lease obligations	91	150	111	129	481
Insurance reserves(2)	391	387	276	1,450	2,504
Pension liability(3)	290	26	38	176	530
Put options of non-controlling interest holdings(4)	250	—	—	—	250

Total	38,921	2,581	669	2,097	44,268

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

(3)
Funded and unfunded obligations related to pensions are based on the current estimate of future obligations under the plans. Pension plans are discussed in Note 40 to the U.S. GAAP Financial Statements.

(4)
Contractual obligations relating to redeemable non-controlling interest are measured based on best estimates available to management.

G.    Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Board of Directors and Senior Management

Board of Directors of the Bank

        The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the Relationship Framework Agreement between the Bank and the Hellenic Financial Stability Fund and the obligations of the Bank towards the Monitoring Trustee.

Board of Directors' Operation

        The members of the Board of Directors are elected by the Bank's General Meeting of Shareholders for a term that cannot exceed three years and shall end at the ordinary General Meeting of Shareholders of the year in which such term expires. All members can be re-elected. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of 9 up to a maximum of 15 members and must always be an odd number) and its independent members. One representative of the Greek government, as per Law 3723/2008 and one representative of the HFSF, as per Law 3864/2010, are members of the Board of Directors (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The Corporate Governance Code specifically defines the minimum number of executive, as well as independent and non-executive directors (see Item 10.B, "Memorandum and Articles of Association" and Item 16.E, "Purchases of equity securities by the issuer and affiliated purchasers").

        The General Meeting of Shareholders may, at any time, remove members of the Board of Directors. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine. In the event that a new Director is provisionally elected, the election shall be valid for the remaining term of office of the director replaced and is announced by the Board of Directors at the immediately following General Meeting, which may replace the Directors even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board.

        The Board of Directors elects from its members, by absolute majority, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect Vice Chairman/-s and Deputy Chief Executive Officer/-s. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairman and the Deputy Chief Executive Officers. However, the Bank, remaining abreast of international developments in corporate governance issues while continuously updating its corporate governance framework, distinguishes the role of the Chairman from the Chief Executive Officer.

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

        The Board of Directors meets as required by the Greek legislation, the Bank's Articles of Association and Corporate Governance Code, as well as the stipulations of the Relationship

Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee and is convened (a) by the Chairman, by means of an invitation to the Board at least three business days prior to the meeting (the invitation must clearly specify the items on the agenda and resolutions may not be adopted at the meeting unless all of the Board are present or represented and no director objects to such resolutions); or (b) by the Chairman or his substitute at the request of two directors, and within seven days of such request being filed with the Chairman or his substitute; or (c) by the Chairman at the request of the HFSF Representative and within seven days of such request being filed with the Chairman. If the Chairman of the Board does not proceed, at the request of two Directors or the HFSF Representative, to the convocation of the Board within the above deadline then the two Directors or the HFSF Representative, respectively, shall be entitled to convoke the Board within five days as at the expiry of the above seven days period. Such invitation shall be notified to all members of the Board.

        Any director may request that the Chairman includes one or more items on the next Board meeting agenda. Two or more directors may require the Chairman to include one or more items on the next Board meeting agenda. The HFSF representative can also include items on the agenda and for this purpose, he shall send to the Chairman of the Board, in writing, the proposed/additional items at least two working days prior to the date of the meeting; if the Chairman fails to include all the proposed items in the agenda, the HFSF representative is entitled to convene such meeting within five days of expiry of such seven day period, inviting all the members of the Board.

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

  •
  Reviewing and approving the Group and the Bank's annual and interim financial reports;

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

        The Bank's Board of Directors is supported by five competent Committees, which have been established and operate for this purpose. (see Item 6.C, "Board Practices—Board Committees").

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

        According to article 9.1.b of the Bank's Articles of Association, the General Meeting of Shareholders is the sole corporate body vested with the authority to elect the members and substitute members of the Board of Directors, as well as to determine the independent non-executive members. Exceptionally, the provisions of article 18.3 of the Bank's Articles of Association and pursuant to article 18.7 of the Greek Company Law 2190/1920, in the event that as a result of resignation, death or forfeiture for whatever reason a director ceases to be on the Board and his replacement by substitute directors elected by the General Meeting is not feasible, the remaining directors may either provisionally elect another director to fill the vacancy for the remaining term of the appointment of the director replaced, or continue to manage and represent the Bank without replacing the missing director(s), provided that the number of the remaining directors shall be at least nine. Furthermore, according to the applicable Greek Company Law 2190/1920, any shareholder may propose a candidate for Board of Directors membership at the General Meeting of Shareholders and this right (that is to propose a candidate at the General Meeting) is also given to the Board of Directors. To this end, the Board of Directors, assisted by the Board of Directors' Corporate Governance and Nomination Committee, proposes to the General Meeting candidates for Board of Directors membership on the basis of the Director's Nomination Policy that requires them to meet specific qualifying criteria ("fit and proper"), according to the Bank's Corporate Governance Code. It is not required for the Board of Directors to submit a separate proposal for the positions of the Chairman of the Board of Directors and the Chief Executive Officer. Following the election of the new members of the Board of Directors by the General Meeting of Shareholders, the new Board of Directors in its inaugurating session elects by absolute majority, from its members, the Chairman of the Board of Directors and the Chief Executive Officer who manages the Bank, according to the Bank's Corporate Governance Code, the Bank distinguishes these two roles. Moreover, the Board of Directors may elect Vice Chairman and Deputy Chief Executive Officers. In discharging their nomination responsibilities and proposals to the General Meeting of Shareholders or in appointing new members in replacement of retired members, the Board of Directors proposes candidates to be appointed as Directors or replace members of the Board of Directors that have submitted their resignation, who possess a particular profile, in compliance with the NBG Directors' Nomination Policy and whose nomination ensures that the Board of Directors as a collective body presents the following profile:

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

  •
  Has a full understanding of the Bank's client base structure and dynamics, as well as at the main geographic markets in which the Bank is currently active;

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

        The NBG Group Corporate Governance Code (as described below), as well as the Directors' Nomination Policy (as described below) provide for specific qualifying criteria ("fit and proper") for the nomination of candidates; professional capacities that are incompatible with the position of the Board of Director at NBG; criteria for non-executive directors' independence; and finally cases of conflicts of interest and maximum number of allowed other appointments/external activities of a director. All the above aim to ensure and guarantee the best composition for the Board of Directors of NBG.

        The persons elected in 2012 as new members of Board of Directors and as top executive officers of the Bank meet fully the qualifications and high standards set by the Bank in its internal corporate governance framework, have substantial business and professional experience and have built a reputation that demonstrates their ability to make the important and sensitive business decisions that the Board of Directors and top executive officers are called upon to make. All new members of the Board of Directors and top executive officers were already serving the Bank (or had been in the past) through various levels of seniority, having in this way a full understanding of the structure and dynamics of the NBG Group and of the principal markets in which the Group is currently active. In particular, Mr. George Zanias (Chairman of the Board of Directors) had also been elected in the past (January 2010) as a member of the Bank's Board of Directors, Mr. Alexandros Tourkolias (CEO) was already a member of the Board of Directors and Deputy CEO since November 2010, as well as a member of the Senior Executive Committee since 2006 (previously and for 15 years holding several managerial positions in NBG), while Mr. Petros Christodoulou (sole Deputy CEO) was recently General Manager of International Activities and also NBG Group Treasurer since 1998. All the above are eminent members of the Greek business community and society (also refer to their curricula vitae below).

        Regarding the composition of the Board of Directors two changes took place in 2013 and one change in 2014. More specifically, on April 9, 2013, His Excellence the Metropolitan of Ioannina Theoklitos resigned from his position as a non executive member of the Bank's Board of Directors and on December 19, 2013, Mr. Panagiotis-Aristidis Thomopoulos was appointed as independent non executive member of the Bank's Board of Directors. Additionally, on February 20, 2014 Mr. Ioannis Giannidis resigned as member of the Board and Mr. Dimitrios Afendoulis was appointed as non-executive member of the Bank's Board of Directors. Their appointment was announced in the Extraordinary General Meeting of May 20, 2014.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        The Board has a self-evaluation system for assessing the effectiveness of its work and that of its committees, based on a methodology developed and approved by the Corporate Governance & Nominations Committee. Every three years, in-depth evaluation is carried out by an external consultant whose selection and oversight are the responsibility of the Corporate Governance & Nominations Committee.

Directors Remuneration

        The Board of Directors develops a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting. This proposal is formulated in line with the Bank's Remuneration Policy, the regulation of the Hunan Resources and Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board of Directors, while at the same time promotes effectiveness of the Board of Directors' operations. The remuneration of the Board's Chairman, the CEO and the Deputy CEO are determined by non-executive members of the Board of Directors.

        Moreover, pursuant to para. 3c, article 1 of Law N. 3723/2008 and para. 3b, article 10 of Law 3864/2010, the representatives of the Greek government and HFSF can, amongst others, veto the decision making process of the Board of Directors in relation to dividend appropriation and remuneration of the Chairman of the Board of Directors and Board members, the CEO, the Deputy CEO as well as the General Managers and Deputy General Managers. Under the terms of the Hellenic Republic Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officer and any General Managers or their deputies. In any case, remuneration of the abovementioned personnel should not exceed the Bank of Greece Governor's remuneration.

        Regarding, specifically, the executive members of the Board of Directors, the Bank, as mentioned above, has adopted a Remuneration Policy for the determination of their compensation within the broader context of determining senior executives' remuneration so as to promote meritocracy and shape a performance based culture. Furthermore, Board remuneration is subject to the undertakings of the Bank vis-à-vis the Monitoring Trustee. In 2013 no variable remuneration was awarded to the Chairman and the executive members of the Board of Directors, while the remuneration of the non-executive Board members did not include bonuses, in accordance with the Remuneration Policy of the Bank.

Continuous education and training of Directors

        New directors participate in an induction program/session provided by the Bank in which they are being informed on risk management, financial management of the Bank's business plan, its key financial and accounting issues its compliance and corporate governance functions, its Code of Conduct, its management structure and executive officers, and its internal and external auditors. New directors are also being provided with training documentation, which also includes their rights and responsibilities within the Bank. The induction program may also include visits to key branches of the Bank and its Group companies. The Bank develops professional training programs for all members of the Board so as to enhance the Board's supervisory capabilities; such programs/sessions fall within the framework of their ongoing training and updating in all the aforesaid matters related to the Bank's normal operations.

Board of Directors Structure

        The current Board of Directors, whose term expires in 2016, was elected (with the exception of the Hellenic Republic Representative pursuant to Greek Law 3723/2008 and the HFSF representative pursuant to Greek Law 3864/2010 respectively) by the 2nd Repeat Extraordinary General Meeting of Shareholders held on November 23, 2012 and was constituted as a body in its November 23, 2012 meeting.

        The current Board of Directors of the Bank is composed of two executive members, and 12 non-executive members, of whom at least two must be independent in accordance with the provisions of Greek Law 3016/2002, and two of whom are the Hellenic Republic's representative pursuant to Greek Law 3723/2008 and the terms of our participation in the Hellenic Republic Bank Support Plan and the HFSF's representative on the Bank's Board of Directors pursuant to Greek Law 3864/2010, respectively. The quorum for a Board of Directors meeting is a majority of all Directors. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each Director has one vote but may also represent one other Director by proxy.

        The following table sets forth, for each of our current Directors, their names, activities and the dates on which their respective terms began:

Name	Activities	Start of Term
George P. Zanias	Chairman of the Board and non-executive member	November 23, 2012
Executive Members
Alexandros G. Tourkolias	CEO	November 23, 2012
Petros N. Christodoulou	Deputy CEO	November 23, 2012
Non-Executive Members
Efthymios C. Katsikas	Employees' representative	November 23, 2012
Stavros A. Koukos	Employees' representative, Chairman of Federation of Greek Banks Employees (OTOE)	November 23, 2012
Dimitrios N. Afendoulis	Economist	February 20, 2014
Independent Non-Executive Members
Stefanos C. Vavalidis	Ex Member of the Board of Directors, European Bank for Reconstruction & Development	November 23, 2012
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.	November 23, 2012
Alexandra T. Papalexopoulou-Benopoulou	Member of the Board of Directors, TITAN Cement S.A.	November 23, 2012
Petros K. Sabatacakis	Economist	November 23, 2012
Maria (Marily) A. Frangista	Chief Executive Officer, Franco Compania Naviera S.A.	November 23, 2012
Panagiotis—Aristeidis A. Thomopoulos	Economist, Banker	December 19, 2013
Hellenic Republic Representative
Alexandros N. Makridis	Economist, Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.	February 26, 2009
Hellenic Financial Stability Fund Representative
Charalampos A. Makkas	Economist	June 11, 2012

        At the meetings of the Board of Directors held on April 9, 2013 and February 20, 2014, the deceased Metropolitan of Ioannina Theoklitos and Mr. Ioannis Giannidis submitted their respective resignations, which the Board accepted.

        During 2013, the Bank's Board of Directors convened 34 times in total.

Greek government influence

        Pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan for the liquidity of the Greek economy as per Greek Law 3723/2008, the Hellenic Republic has the right to participate in the Board of Directors through the appointment of a representative. Mr. Alexandros Makridis was appointed as the Hellenic Republic's representative on the Bank's Board of Directors on February 26, 2009. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for further information on the powers of the representative of the Hellenic Republic under the Hellenic Republic Support Plan.

        Furthermore, in the context of the recapitalization of Greek banks, the HFSF appointed on June 11, 2012 Mr. Charalampos Makkas as its representative in the Bank's Board of Directors. For the HFSF's powers see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Provision of Capital Support by HFSF—Powers of the HFSF".

        In the context of the recapitalization of Greek banks, the HFSF acquired 84.4% of the Bank's share capital, though its shares have restricted voting rights. Following the participation of the HFSF in the Bank's share capital, the Bank and the HFSF entered into the Relationship Framework Agreement in effect as at July 10, 2013 to govern their relationship.

        Subject to the Relationship Framework Agreement, the applicable law and the charter documents, the Bank's decision making bodies will continue to determine independently, amongst others, the Bank's commercial strategy and policy (including business plans and budgets) in compliance with the restructuring plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank's competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

        Apart from their above representatives and the rights of the Hellenic Republic as a shareholder, the Hellenic Republic does not have other powers or control over the appointment of any other member of the Bank's Board of Directors.

Monitoring Trustee

        In January to February 2013, monitoring trustees (each, a "Monitoring Trustee"), acting on behalf of the European Commission, were appointed in all banks under restructuring—including the Bank, in accordance with the commitments undertaken by the Hellenic Republic towards the European Commission in December 2012, regarding banks under restructuring, in the Memorandum of Economic and Financial Policies, contained in the First Review of the Second Economic Adjustment Program for Greece.

        The Monitoring Trustees are respected international auditing or consulting firms endorsed by the European Commission on the basis of their competence, their independence from the banks and the absence of any potential conflict of interest. In each credit institution under restructuring, the Monitoring Trustees work on behalf and under the direction of the EC, within the terms of reference agreed with the EC, the ECB and IMF staff. They submit quarterly reports regarding the Bank's and the Group's compliance with the Greek corporate governance framework, as well as compliance of the Bank's and the Group's commercial practices with applicable laws and regulations, Group policies, the agreement between the Bank and HFSF and the commitments stemming from the Bank's recapitalization framework. They monitor the Bank's operation and report to the EC and specifically to the observers of the Directorate General of Competition In line with the EU state aid rules, the Monitoring Trustees are responsible for overseeing the implementation of restructuring plans. This includes, among others, verifying proper governance and the use of commercial-basis criteria in key policy decisions even in the absence of an approved restructuring plan. Finally, the Monitoring Trustees closely follow the banks' operations and have permanent access to our books and records, including the board of directors' meeting minutes, and are observers at the executive committees and other critical committees, including risk management and internal audit functions. Grant Thornton was appointed as our Monitoring Trustee on January 16, 2013.

        In addition to the appointment of Monitoring Trustees, the commitments undertaken by the Greek government refer to the items set out in Item 4.A, "History and Development of the Company—Restructuring Plan to be Submitted and Agreed with the Directorate General for Competition".

        These commitments are part of the commitments we will undertake under our restructuring plan, a revised version of which is expected to be submitted for approval to the Directorate General of Competition within 2014.

        In case we breach the commitments under the restructuring plan, the Directorate General of Competition may revoke its approval and impose additional measures on the Bank. The Monitoring Trustee oversees our compliance with such commitments and submits relevant reports to the Troika, the EFSF and the Greek government on a quarterly basis. We are currently not subject to further commitments towards the Directorate General of Competition, other than those discussed above.

        The Bank complies with these commitments, reported by the Monitoring Trustee on a quarterly basis. According to the last report issued by the Monitoring Trustee and communicated to the Bank, there are no material deviations from the Bank's commitments.

  Curriculum vitae of our Management

        Below are the curriculum vitae of the Chairman, the Chief Executive Officer and the Deputy Chief Executive Officer, as well as those of the principal managers of various business lines of the Bank.

Chairman

        George Zanias, born 1955, is, from July 2012, the Chairman of the Board of Directors of the National Bank of Greece and the Chairman of the Hellenic Bank Association. He has also served as: the Minister of Finance (2012), the Chairman of the Council of Economic Advisors (2009-2012), the Chairman and Scientific Director of The National Economic Institute of Greece (KEPE, 1998-2001) and the Secretary General of the Ministry of Economy and Finance (2001-2004). He has also been Director on the Board of Directors of: the European Financial Support Mechanism—EFSF (2010-2012), the Hellenic Exchanges/Athens Stock Exchange (2000-2001), the General Bank of Greece (1996), and the Bank (2010-2012). He has studied economics at the Athens University of Economics and Business (BSc), at the University of Reading, UK (MSc), and holds a Doctorate (DPhil/Ph.D) from Oxford University. He is Professor of Economics at the Athens University of Economics and Business where for several years he served as Chairman of the Department of European & International Economic Studies (1996-1998, 2004-2008).

Chief Executive Officer

        Alexandros Tourkolias, born 1946, was appointed Chief Executive Officer of the NBG Group in June 2012. Since November 2010, he was Deputy Chief Executive Officer and an executive member of the NBG Board of Directors. He was also a member of the NBG Group Senior Executive Committee since September 2006. He is Chairman of the NBG Group Senior Executive Committee and the Executive Credit Committee and member of the Risk Management Committee, the Strategy Committee as well as Chairman of the International Corporate Credit Committee (ICCC) of the NBG Group. He is a honorary member of the Board of Directors of the American Hellenic Chamber of Commerce, the Chairman of the Association of Banking and Financial Executives of Hellenic Shipping and a board member of the Piraeus Association for Maritime Arbitration. From 2004 to 2010, he held the position of General Manager of Corporate and Investment Banking at the NBG Group, while in

2002 he was appointed General Manager of the Bank's Shipping Division. In 1997, he joined NBG as Manager of the Shipping Division. From 1989 to 1997, he held the position of Head of Shipping Financing and Assistant General Manager for Greece at Bank of Nova Scotia. During the years 1977-1988, he worked at Bank of America initially as Shipping Credit Officer in the Piraeus branch, and thereafter as Vice President, based in London, with responsibility of shipping financing for London, Monte Carlo and Geneva and finally as Vice President in charge of Shipping Centre in Piraeus. He holds a BA in Political Sciences and Business Administration from Panteion University, a BA in Political Sciences and Public Administration from the Law School of the University of Athens, a Post Graduate Diploma in Shipping Administration, Marine Insurance and Maritime Law, as well as a MPhil in Shipping Economics (Maritime Studies Department) from the University of Wales (UK).

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

Key Management of major subsidiaries

        Dr. Omer A. Aras, born 1954, is Chairman and Executive Member of Finansbank A.S. and Chief Executive Officer of the Finansbank Group. Dr. Aras graduated from the Academy of Economic and Commercial Sciences, Department of Economics, in 1975. He received an MBA in 1978 and a PhD in Business Administration in 1981 from Syracuse University. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University, and worked as a consultant. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank, and worked as the Head of Yapi Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987, and served as an Assistant General Manager for two years and as the General Manager for six years and as an Executive Board Member of Finansbank and Vice Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he held the Board Member position in TUSIAD (Turkish Industrialists' Businessmen's Association). Dr. Aras served as Vice Chairman of Finansbank A.S. and Group CEO of Finansbank Group of Financial Companies (Finans Leasing, Finans Invest and Finans Portfolio Asset Management) between November 2006 and April 2010. Dr. Aras was appointed as Chairman of the Board of Directors in April 2010. He is also Chairman of Cigna Finans Pension and Member to Board of Trustees of Özyegin University.

        Spiridon Mavrogalos, born 1968, was appointed CEO of EH in October 2013. He is also member of the Board of Directors of National Insurance Brokers S.A., Ethnodata S.A., Ethniki Insurance (Cyprus) Ltd, Garanta S.A., UBB AIG & UBB MET LIFE and Stopanska Banka. He held the position of Deputy General Manager of Group Procurement and Administrative Support in the Bank from February 2008 to September 2013. He is a certified chartered accountant (ACCA) and holds an MBA in Finance from the University of Nottingham and a BSc in Computer Information Systems from Deree College. Before joining the Bank he served as General Manager of Group Operations in Cosmote Group. He has also worked for six years in Eurobank in their Integration Office, Risk Management and Internal Audit divisions, as well as at ABN Amro Bank N.V. and at KPMG.

        Marinos Vathis, born 1957, has been the President of the Executive Board of Vojvodjanska since July 2010. He started his career in banking in 1986 with Midland Bank/HSBC in Corporate and Investment Banking. From 1997 to 2002, he served in several managerial positions with Egnatia Bank, initially as Head of Corporate Banking and later as Head of Consumer and Retail Banking. In 2002, he joined NBG and served as General Manager of French operations until 2005 and as General Manager of the UK operations from 2005 to 2007. Between 2007 and 2010, he served as Director of the NBG Group, International Corporate. He was the Member of the Board of Directors of Egnatia Securities from 1997 until 2002. Between 2005 and 2010, he served as a Board Member in the Association of European Banks in the UK, representing Greece. He was appointed as President of the Board of Directors of NBG Leasing d.o.o. in Belgrade in May 2012. He has also actively participated in several organizations in the past four years as a Member of Hellenic Business Association Serbia and Foreign Investors Council. He holds a BA from the City of London Polytechnic, a Postgraduate Degree in Monetary Economics from Kent University and a Postgraduate Degree in Business Finance from Reading University.

        Stilian Vatev, born 1956, is the Chairman and a member of the Board of Directors and an acting Chief Executive Officer of UBB. He joined UBB in 1993 after serving in several managerial positions at the National Bank of Bulgaria. He is also a Chairman of the of the Boards of Directors of Interlease A.D., Interlease Auto A.D. and UBB Asset Management A.D. and a member of the Boards of Directors of UBB Insurance Broker EOOD and Bankservice Borika A.D. Mr. Vatev is the Chairman of the Management Boards of UBB—MetLife Life Insurance Company A.D. and UBB—AIG Insurance Company A.D. He is a member of the SEE Regional Advisory Board of MasterCard—Europe, and a Plenary Member of the European Payment Council. Mr. Vatev holds a MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

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

        Diomidis Nikoletopoulos, born 1964, is the Chief Executive Officer and Chairman of the Board of Directors of Stopanska Banka. He joined the Bank in 2009, after having a successful career in top managerial positions in Laiki Bank, AspisBank, EFG Eurobank, as well as a long term career in KPMG Athens. Diomidis Nikoletopoulos holds an MSc in Marketing Management (Derby University, UK) and a BS in Business Administration (Athens University of Economics and Business). He has attended various seminars and training courses in many countries and in different business subjects and he is also a member of the Greek Economic Chamber and the Institute of Chartered Accountants.

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

        Efstratios Sarantinos, born 1965, has been the Chief Executive Officer of NBG Asset Management since February 2012. His prior appointments include the position of CEO at the Bank of Cyprus Asset Management Company and the positions of Interest Rate Swaps and Options Trader, in London, at Merrill Lynch and Barclays and Proprietary Trader at Citibank. Mr. Sarantinos holds a Ph. D. in Computer Science—Artificial Intelligence from Queen Mary College, University of London and a B.Sc. (Hons) in Computer Science from the University of Cardiff.

General Managers

        The General Managers, currently 15 in number, each report to the Chief Executive Officer and Deputy Chief Executive Officer and are responsible for:

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

        The General Managers are as follows:

        Paul Mylonas, born 1958, was appointed Chief Risk Officer in December 2013. He is a Member of the Senior Executive Committee. He is a member of the ALCO. He is Vice-Chairman of the Board of Directors at EH, Chairman of the Board of Directors of Vojvodjanska Banka, Non-Executive Chairman of the Board of Directors of NBG Cyprus Ltd and serves on the Boards of Directors of: Finansbank, Astir Palace, NBG Asset Management, NBG Securities and UBB. Moreover, he is a member of the Economic Advisory Board of the Hellenic Banks' Association. In July 2012 he was appointed General Manager of Strategy and International Operations. From December 2010 until July 2012 he served as General Manager of Strategy and Governance. From April 2004 to December 2010 he was General Manager of Strategy and Research, Head of Investor Relations and Chief Economist of NBG Group, which he joined in 2000. Before joining the Bank, he worked as Senior Economist in the Economics Department of the OECD (1995-2000) and the IMF (1987-1995) and taught at Boston University (1985-1987). Mr. Mylonas holds a Master of Arts and PhD from Princeton University and a BSc from Brown University.

        Dimitrios Dimopoulos, born 1947, is the General Manager of Corporate Banking in National Bank of Greece since February 2008 and Chairman of the Board of Directors of EH since July 2012. He is a member of the Senior Executive Committee of NBG, the Senior Credit Committee, ALCO and the Risk Management Council. He joined the Bank in 1975. He served as Director of the Large Corporate Division and was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is Vice Chairman of Ethniki Leasing and member of the Board of Directors of NBG Securities, Astir Palace and Ethniki Factors. He is also permanent representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry. Mr. Dimopoulos holds a Bachelor's degree in Economic and Political Sciences from the

Aristotle University of Thessaloniki and a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Miltiadis Stathopoulos, born 1944, was appointed General Counsel at National Bank of Greece in February 2010, while in July 2012 he was also appointed General Manager of Corporate Governance. He is a Member of the Bank's Senior Executive Committee and attends the meetings of the Board as legal counsel. Mr. Stathopoulos is a member of the Legal Committee of the Hellenic Bank Association and a founding member of the Banking and Stock Exchange Law Society, on the committee of which he also serves. From February 2013 he is a member of the Council of National Bequests. He is also Vice Chairman of the Boards of Directors of Ektenepol, Ethniki Kefalaiou and NBG Bancassurance and member of the Board of Directors of Larco, Astir Palace and EH. He participates in NBG's Legal Council, all the Board Committees (Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, Strategy and Audit), the Bank's Credit Committees, its Supreme Disciplinary Council and its Procurements Committee. In addition, he is Vice Chairman of the Crisis Management Committee and the Disclosure & Transparency Committee, as well as Chairman of the AML/CFT Committee. From 1998 to 2010 he was Director of Legal Services at National Bank of Greece. In 1995 he was appointed Director of Legal Services at National Mortgage Bank until 1998 when National Mortgage Bank merged with NBG. For a number of years he was Vice Chairman and Board member of the brokerage firm DELPHI. He has been a lawyer since 1970 and has published in leading law journals. Mr. Stathopoulos holds a Bachelor's degree from the Law School of the Aristotle University of Thessaloniki.

        Nelly Tzakou-Lambropoulou, born 1962, is General Manager of Retail Banking at National Bank of Greece since July 2013. She is responsible for Retail Banking, the Branch Network and e-Business & Alternative Channels of the Bank and is a Member of the Senior Executive Committee of NBG and the ALCO. Since December 2012, she held the position of General Manager, Group Head of Operations, Business Processes and IT at the Bank. She is Chairman of the Board of Directors at NBGB, Vice-Chairman of the Board of Directors at DIAS S.A. (Greek ACH) and NBG Securities and a member of the Board of Directors of the Athens Chamber of Commerce and Industry, Ethnodata and Ethniki Factors. Moreover, she is a member of the Euro Banking Association (EBA—Paris) and SEPA High Level Meeting (ECB), a council member of EFMA Operational Excellence Advisory Council, as well as a member of "Junior Achievement Greece". Before joining the Bank, Mrs. Tzakou worked at Eurobank between 1990 and 2007, where she held the position of General Manager, responsible for Group Operations and the Global Transaction Services business unit. Mrs. Tzakou holds a Bachelor's Degree in Economics from the University of Piraeus and an MBA from the University of Wales & Manchester Business School.

        Damianos Charalampidis, born 1964, was appointed Group Chief Operating Officer at National Bank of Greece in September 2012. He is a member of the Senior Executive Committee and he is Chairman of the Group Project Approval Committee and the IT Steering Committee. Moreover, among others, he is a member of Crisis Management, Advertising and Procurement Committees. He has more than 20 years of experience in the field of telecommunications, serving as a C-level Executive at all three mobile operators in Greece. More specifically, from 2009 until 2012 he was the Chief Operating Officer at Vodafone Greece. During 2005-2009 he joined WIND Hellas as Chief Commercial Officer, while later he assumed the responsibilities of the Chief Operating Officer. From 1998 until 2005 he worked at Cosmote (a subsidiary of Deutsche Telecom) as a Product and Services Manager and then he assumed the General Management of the sector. He started his career in 1991 at Intracom S.A. (a telecom equipment manufacturer) in the division of Research & Development and Marketing and Sales later. From 2003-2010, Mr. Charalampidis served as the Chairman of the Greek section of IET (Institute of Electrical and Technical Engineers) of which he is still a Member of the Board of Directors. Throughout his career he has been a Board of Directors member on various companies like OTENET (ISP provider), Tellas (fixed line operator), Zelitron (M2M solution provider). Currently he is a Board of Directors member in Ethnodata (IT service provider) and CosmoONE (B2B e-Auction service provider). He holds a BSc in Electrical and Electronic Engineering from John Moores University in Liverpool, as well as an MSc in Digital Electronics from the University of Manchester Institute of Science and Technology (UMIST).

        Paula Hadjisotiriou, born 1957, was appointed the Group Chief Financial Officer of the Group in July 2013. She is member of the Senior Executive Committee, the ALCO, Disclosure and Transparency Committee, Provisions and Write Offs Committee and Risk Management Council of the Bank. In October 2013, she was also appointed as a Board Member of Finansbank. During the period from 1990 to 2013 she worked in the Eurobank Group where she held the position of General Manager Finance & Strategy—Group Chief Financial Officer and was a member of the Executive Committee and the Strategy Planning Group and was the Board Secretary. She also has served as Deputy General Manager and Chief Financial Officer (Eurobank), Head of Finance and Control and Head of Internal Audit (Euromerchant Bank), Deputy General Manager of Internal Audit (John S. Latsis Group of Companies) and Senior Auditor (Price Waterhouse & Co., Pannel Fitzpatrick & Co.). Mrs. Hadjisotiriou is a Chartered Accountant and a member of the Institute of Chartered Accountants of England and Wales (ICAEW).

        Panos Goutakis, born 1958, is a General Manager of NBG, responsible for Investment Banking and Private Banking and concurrently Chairman and CEO of NBG Securities. Before joining NBG Securities, he was Advisor to the CEO of Piraeus Bank, responsible for strategic planning. Between 1990 and 2009 he served as Managing Director of Morgan Stanley & Co Ltd., Country Head of Greece. Mr. Goutakis holds an MBA from the University of Rochester and a Bachelor's Degree in Business Administration from the Athens University of Economics and Business.

        Dr Aristotelis Karytinos, born 1956, is the General Manager—Real Estate of NBG. He is also CEO of NBG Pangaea REIC and Ektenepol, Chairman and CEO of NBG Property Services, Hellenic Tourist Constructions S.A., Kadmos S.A., Dionysos S.A., Mortgage Tourist Protypos, Karela, Chairman of Grand Hotel Summer Palace S.A., Ethniki Ktimatikis Ekmetalevsis S.A., Pronomiouhos S.A. Genikon Apothikon Hellados, Actor Facility Management S.A., Anthos S.A., ARC Two Management EAD (Sofia), ARC Management one S.R.L. and Vice Chairman of Propindex S.A. and a member of the Board of Directors of Ethniki Kefalaiou, Dipli Anaplasi S.A. and Astir Palace. He possesses long standing experience in banking and investment through key positions both in the public and the private sectors. Before joining NBG, he held senior positions within Eurobank EFG Group, including Head of Group Real Estate, Head of Mortgage Lending and CEO of Eurobank Properties REIC. Dr A. Karytinos holds a degree (BSc) in economics from the University of Athens, a master's degree (MSc) in urban economics from Pantion University and a doctorate (PhD) in finance from the University of Warwick.

        Telemachos Palaiologos, born 1950, was appointed General Manager of Procurement & Security at NBG Group in September 2013; since December 2010 he was Assistant General Manager of Security of NBG. He is Chairman of the Board of Directors of Ethniki Leasing and a member of the Board of Directors of EH. In addition, he is a member of the Senior Purchasing Committee of the Group and the Crisis Management Committee. From May 2010 until December 2010 he served as Assistant General Manager responsible for the Board of Directors Secretariat and Shareholder Services and the Management Office. During the period 1999-2009 he served as General Director and CEO at Ethniki Leasing S.A. From December 1993 until March 2002 he was a member of the Board of Directors of Ethniki Kefalaiou S.A. Before joining the NBG Group he worked as chief executive in leading organizations and enterprises. Mr. Palaiologos holds a Bachelor's degree in Economics from the National and Kapodistrian University of Athens. He also holds Master's degrees in Development Economics from the University of Bath and in Business Administration from the University of Birmingham.

        Theofanis Panagiotopoulos, born 1955, was appointed General Manager of Corporate Branches of NBG in September 2013, following his years as Deputy General Manager of Corporate Banking in NBG, a position he has held since May 2008. He was a member of the Board of Directors of NBG Securities S.A. since September 2012 and was appointed Deputy CEO of the company in September 2013. He is a member of the Board of Directors of the companies Ethniki Leasing and NBG Factors. During the period 2002-2008, he was Director of Commercial Lending at the bank, running four Business Centers. From 2000 until 2002 he was Head of the Business Center for Commercial Companies, while between 1998 and 2000 he was Head of the Center for Small-Medium Enterprises. He joined National Bank of Greece in 1973 and has worked in the field of corporate lending in several positions in the bank's branches. Th. Panagiotopoulos holds a bachelor's degree in Business Administration from the University of Piraeus and has attended business education seminars mainly in Banking Operations field.

        Marianna Politopoulou, born 1969, has been the General Manager of Group Retail Collections of NBG since July 2010. She is a member of the Risk Management Council and the Crisis Management Committee. She has been extensively involved in the fields of general management, finance and strategy for banks and corporations in Greece and abroad. Before joining the Bank, she held senior positions including Head of e-Banking/Private Banking at Credit Agricole Luxembourg, General Manager at Eurolease and CEO at Eurobank-FPS. She holds a MSc in Civil Engineering from the National Technical University of Athens with distinction and an MBA from the Wharton School, University of Pennsylvania.

        Marinis S. Stratopoulos, born 1964, was appointed General Manager of International Activities in February 2014. He has been the Chief Executive Officer and Deputy Chairman of the Board of Directors of Banca Romaneasca since August 2010, currently acting as Chairman of the Board of Directors. He has also been appointed as the Chairman of the Board of Directors of NBG Leasing IFN, as Deputy Chairman of Hellenic Chamber of Commerce and as a member of Board of Directors of Garanta Insurance and NBG Securities Romania. For Banca Romaneasca he is also Chairman of the Executive Committee, Credit Committees and ALCO. He started his career in banking in 1993 in Xiosbank and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania, Egnatia Bank, National Bank of Greece a.d. Beograd and as President of the Executive Board of Vojvodjanska since 2007. In parallel to his banking career, he worked from 1993 to 2000 as a part-time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc from the University of Lancaster.

        Petros Fourtounis, born 1955, former Group Chief Audit Executive at National Bank of Greece since July 2010, has been appointed General Manager of Corporate Special Assets of the Bank in January 2014. He is a member of the Economic Chamber of Greece and the Institute of Internal Auditors (IIA). He has been extensively involved in the fields of audit, corporate—project financing and international credit. From August 2002 to July 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. During 1984-1999, he worked as Internal Auditor of the Bank. He joined NBG in 1975. He has been a member of the Board of Directors or Executive Credit Committees of several NBG subsidiaries and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. Mr. Fourtounis holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences and a Certification in Risk Management Assurance (CRMA) from the Institute of Internal Auditors Global (IIA Global).

        Leonidas Fragkiadakis, born 1966, is the General Manager of Treasury and Global Markets of NBG. He is a member of the Board of Directors of NBG Securities and the Chairman of the Hellenic Chapter of Forex Club/ACI. He is a member of the Committee of Primary Dealers Supervision &

Control. Moreover, he is a member of the ALCO and the Disclosure and Transparency Committee. He obtained his Bachelor's Degree in Economics from Trinity College, Cambridge University and his MBA from the Wharton School of the University of Pennsylvania. Prior to joining the Bank, he was employed by Credit Suisse First Boston, New York.

        Nikolaos Christodoulou, born 1965, was appointed Group Chief Information Officer of NBG in November 2011. Before joining NBG, he was a Partner at Accenture, the global consulting and technology firm, where he headed the Management Consulting Unit in Greece. He also headed the Financial Services Unit in Greece. He is a member of the Board of Hellenic Management Association and a member of Technical Chamber of Greece. He is also the Chairman of the Board of Directors of Ethnodata and member of the Board of Directors of Cardlink and Banca Romaneasca. Mr Christodoulou holds a Bachelor's degree in Electrical and Computer Engineering from National Technical University of Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

Deputy General Managers

        Anthony Antonopoulos, born 1955, was appointed Deputy General Manager of Group Human Resources of NBG in December 2012. From 2008 to 2012 he held the position of Director and Section Head of the Division of Centralized Operations of the Bank. From 2002 to 2008 he served as Bank's Regional Branch Director for the Peloponnese area. Since he was first employed by the Bank in 1973, he has worked in many branches as Deputy Manager and Manager. He is a graduate of the Thessaloniki University of Economics and he has participated in many training seminars on a wide variety of banking related issues.

        Constantinos Vossikas, born 1968, was appointed Deputy General Manager and Chief Credit Risk Officer of NBG in December 2013. He joined NBG in 2005 as a Credit Risk Manager for Group Risk Management and subsequently as a Senior Credit Officer for Credit Division. Since 2010, he served as Director of NBG Group International Credit. He is a member of the Senior Credit Committee and Risk Management Council. He has been a member of Supervisory Boards of NBG Group International Subsidiaries and NBG Executive Credit Committees. Before joining NBG, during the period from 1994 to 2005, he worked in the Corporate Banking Departments of Midland Bank as a Credit Officer and Egnatia Bank, where he held the position of Head of Corporate and Investment Banking. During the period from 1990 to 1994 he worked in the audit departments of Moore Stephens and Arthur Andersen, participating in external and internal audits for companies operating in various sectors of the Greek economy, valuations, feasibility studies etc. Mr. Vossikas is a Certified Public Accountant, member of the Institute of Certified Public Accountants in Ireland, holds a degree in Accounting and Finance from Deree College and has participated in many seminars held in Greece and abroad.

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

        Panos Dasmanoglou, born 1963, was appointed Deputy General Manager—Group Chief Compliance Officer in September 2013 and was elected Secretary of the Bank's Board of Directors and of its Committees in January 2014. He is a member of the Disclosure and Transparency Committee and the Compliance and Reputational Risk Committee. Since he joined NBG Group in 1990, he handled, through various positions as a lawyer in the Bank, significant issues regarding the integration of European banking legislation in the Bank's processes, domestic and international credit operations, and M&A activity; and in 2009, he was appointed Head of the Group Compliance Division responsible for the Group's compliance with the legislative and regulatory framework. He is a member of the Disclosure and Transparency Committee, the I.T. Steering Committee, the AML/CFT Committee, the Compliance and Reputational Risk Committee as well as a member of the Operational Risk Management Committee of the Bank. Additionally, Mr. Dasmanoglou is Vice Chairman of the Board of Directors at NBG Asset Management and serves on the Boards of Directors of NBG Securities and Ethniki Factors. Furthermore, he is also a member of the Board of Directors of the Hellenic Ombudsman for Banking and Investment Services. Mr. Dasmanoglou holds a BA from the Law School of the University of Athens and a Master's degree in European Law from the University of Brussels, as well as international certifications in international banking law, compliance and banking management (Inter-Alpha Banking Management Program—Module I & II, INSEAD Graduate Business School).

        Andreas Exarhos, born 1954, was appointed Deputy General Manager, Retail Collections in September 2013. He holds a degree in Business Administration from Athens University of Economics and Business and has participated in many seminars held in Greece and at overseas Universities, such as City University and INSEAD. Mr Exarhos joined the Bank in March 1978. He has worked and served as Manager in several full banking branches and given presentations on trade finance in various seminars held by the National Bank of Greece and the Hellenic Bank Association.

        Georgios Kaloritis, born 1964, was appointed Deputy General Manager responsible for NBG Group's Internal Audit Function in January 2014. He is a member of the Disclosure and Transparency Committee and the Risk Management Council. He joined NBG in 2006 as a Director of Internal Audit responsible for the areas of operations, compliance, information systems and several other support functions of the NBG Group. He was in charge of the project team responsible for the integration of NBG Group's Internal Audit Units, the development of a common methodology according to the IIA standards and the implementation of a fully integrated system (EGRC) for the automation of the audit activities. Before joining the NBG Group he served as the Corporate Security Officer at Eurobank (2003-2006) and as a Partner responsible for the Enterprise Risk Services at Deloitte Greece (1996-2003). He started his career in the United States of America where he served at various managerial positions at Price Waterhouse and AT&T (1990-1996). He holds an MBA degree in Executive Management from Saint John's University of New York, an MA in Management Information Systems and a BA Degree in Computer Science and Economics as a second major from Queens College of the City University of New York. He is a Certified Internal Auditor (CIA) and a Certified Information Systems Auditor (CISA). He is currently the President of the Board of the Hellenic Chapter of the Institute of Internal Auditors and he also served as the Vice President of the Hellenic Chapter of the Information Systems Audit and Control Association (2002-2004).

        Dimitrios Kapotopoulos, born 1951, was appointed Deputy General Manager of Troubled Assets Strategy Unit NBG in February 2014. Mr Kapotopoulos, joined NBG in 1978, at the Branch Network. From 1982 until 1992, he served as credit analyst and played a constructive role in setting up the Large Corporate Division of NBG in 1993, for which he was appointed as Deputy Director in May 2008. He has been Director of Structured and International Finance Division of NBG since October 2010. Prior to joining NBG, he held financial positions in commercial enterprises. Mr Kapotopoulos holds a Bachelor's Degree in Economics from the Aristotle University of Thessaloniki.

        Ioanna Katzilieri-Zour, born 1961, was appointed Deputy General Manager in Group Communications and Marketing in December 2012. Among other committees, she is a member of the Compliance and Reputation Risk Committee. She joined the Bank in 2006 as Deputy General Manager in Retail Banking after having served as Deputy General Manager of Strategic Marketing at Eurobank. She has also worked for Millennium Bank as Deputy General Manager, responsible for various divisions including Branch Network, Mortgage Lending, Alternative Channels and Marketing (1999-2004). She has also served as Marketing Director in Wind Telecommunications (1998-1999) and Pepsico-Ivi (1995-1998) and started her career working at Procter & Gamble in 1989. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University.

        Angelos Katsikas, born 1956, was appointed Deputy General Manager of Business Processes in NBG, in December 2012. He is a member of the Crisis Management Committee. He joined NBG in 1975 after starting his career at Branch network in various positions in the Divisions of Business Processes, Branch Network, HR and Housing Loans. From 2006 until December 2012, he was NPL Division's Head of the Corporate Banking Section. He holds a Bachelor's Degree in Economics from the National and Kapodistrian University of Athens, a Master's Degree from the Hellenic National Defense College and he is a member of the Economic Chamber of Greece.

        George Koutsoudakis, born 1965, was appointed Deputy General Manager of Corporate Banking in NBG in January 2014. He is a member of the Crisis Management Committee. Just before joining NBG during 2013 (between January and May) he was Advisor to the management of Alpha Bank and from May onwards, he was Deputy Commissioner of Probank. During the period from 2007-2012 he worked at Emporiki Bank (Group Credit Agricole). From 2007 to 2009 he was Deputy General Manager of Corporate and Investment banking and from 2009 to 2012 he was General Manager, Head of Enterprises, Investment & Private Banking. During the period 2002-2007 he was Deputy General Manager at Geniki Bank (Group Societe Generale). Prior to that he had worked in the field of investment banking for ETEBA (Group of NBG) 1996-2001 and Alpha Finance (Group of Alpha Bank) 1990-1996. He has held various positions on Boards of Directors, while currently he is non executive member on the Board of Directors of the Hellenic Republic Asset Development Fund (HRAF) and APIVITA. Mr Koutsoudakis holds a BSc Economics Honors Degree.

        George Maligiannis, born 1961, was appointed Deputy General Manager of Household Lending in NBG in July 2013; he is responsible for Mortgage Credit, Consumer Finance and Credit Cards. Since November 2011, he held the position of the Director of Mortgage Credit Division of NBG. He has been with NBG since 1999 and has more than 30 years of banking experience. Before joining NBG Group, he worked for the Mortgage Bank of Greece in the IT Department, in the branch network and from 1989 to 1998 as a manager in the Vancouver Representative Office in Canada. G. Maligiannis is a graduate in Economics from the University of Athens and holds a Masters' Degree in Business Administration from Simon Fraser University, Canada. He is also an Associate with the Institute of Canadian Bankers.

        Vassilis Mitrakos, born 1952, was appointed Deputy General Manager responsible for matters of Social Security for the Insurance Fund in NBG in December 2012. Since July 2009 he has been serving as the acting Director of the Insurance Fund of National Bank of Greece Personnel. From June 2004 to July 2009 he was responsible for matters of Public Relations of the Bank. Between the years 2001 and 2006 he served as the Vice Chairman of the Mutual Health Fund of National Bank of Greece Personnel (T.Y.P.E.T.). Between the years 2004 and 2007 he served as a Board member of the Onassis Cardiac Surgery Center (O.C.S.C.). He has also served as a member of the Administration of the Greek Chamber of Economics, a Board member of the Federation of Greek Mutualities (O.A.T.Y.E.) as well as a member of the Parnassus Literary Society. Since he joined the Bank in 1978 he has worked in various positions in both the Branch Network and Administration. He holds a bachelor's degree in Business Administration from the University of Piraeus and a master's degree (MSc) in Management from the National School of Public Health. He has also participated in many training seminars on Banking and Social Security.

        Alexandros Benos, born 1966, was appointed Deputy General Manager for NBG Group Risk Management in September 2013. Since 2010 he was Director of Group Risk Control & Architecture Division at the Bank. After joining the Bank in 2000, he first set up the Value-at-Risk estimation framework for Market Risk, then worked on the development of an obligor rating system for corporate clients and finally headed the "Basel II" implementation Program throughout NBG Group. He serves on the Board of Directors of NBG Asset Management M.F.M.C. He is a member of the ALCO in the Bank and EH, a member of the Board Risk Committee of Finansbank and UBB and a member of the Investment Committee of NBG Staff Self Insurance. He previously held academic positions in the US, France, Switzerland and Greece, and he continues to serve as a Visiting Professor at the Ecole des Hautes Etudes Commerciales in Paris. Dr. Benos holds a PhD in Finance from the Graduate Business School of Stanford University and a BA and MA degrees in Economics from Cambridge University. He published at major international refereed journals and is a frequent speaker in Risk Management conferences.

        Konstantinos Bratos, born 1956, was appointed Deputy General Manager of International Activities in NBG in December 2013, having served as a manager of this Division since April 2012. Mr Bratos has been the Chairman of NBG Malta Holdings Ltd and NBG Bank Malta Ltd since 2009, of Banka NBG Albania since 2012 and Chairman of the Supervisory Board of NBG Egypt and Stopanska Banka since 2012. He is also Deputy Chairman of the Board of Directors of Banca Romaneasca and Vojvodjanska and Board Member of UBB. From 2010 to 2012, he held the position of Executive Manager for Corporate & Business Banking at UBB. From 2005 to 2010 he was Manager of International Network Division A' at NBG. From 2002 to 2005 he held the position of Second General Manager at Stopanska Banka. From 1992 to 2002 he also served as Deputy Manager at the NBG branch in Boston and after that he became Manager at the NBG branches in Belgrade, Sofia and Bucharest. From 1984 to 1992 he worked in the Audit Division at NBG which he joined in 1975 and until 1984 he worked in the branch network of the Bank. Mr. Bratos holds a BSc in Economics from the University of Piraeus, as well as a MSc in Economic Management, specialization in Marketing Management from Burgas University (Bulgaria).

        George Frangou, born 1964, was appointed Deputy General Manager of Real Estate in NBG in February 2014. He possesses long standing experience in Financial Services and FMCG sectors through key positions in Real Estate, Operations and Finance. Before joining NBG, he has held senior positions within Eurobank Group, including Head of Group Real Estate with participation in numerous Boards of Directors, has been member of the Executive Committee of Johnson & Johnson Hellas and has held Finance positions in Diageo (Grand Metropolitan/Metaxa S.A.). Mr G. Frangou holds a degree (BSc) in economics from Athens Economic University and a master's degree in Business Administration from California State University.

B.    Compensation

        During 2013, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 16 million.

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

        We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Board of Directors or members of management apart from their participation in social security schemes. In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

C.    Board Practices

NBG's Corporate Governance Code

        The Bank's corporate governance framework is directed by the requirements of the Greek legislature (namely the provisions of Greek Law 3016/2002, the decision of the board of directors of the HCMC no 5/204/2000, as currently applicable, Greek Law 3693/2008 and Greek Law 3873/2010), the decrees of the HCMC and the Bank's Articles of Association as well as by the stipulations of the Relationship Framework Agreement between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee. The Bank, being listed on the NYSE, is also subject to the U.S. legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission ("SEC") rules and the NYSE regulations.

        In February 2006, the Bank's Board of Directors adopted a directional framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the Relationship Framework Agreement between the Bank and the HFSF as well as with the Bank's obligations towards the Monitoring Trustee.

        The Bank has adopted the Corporate Governance Code and provides explanations for any exceptions identified in accordance with the "comply or explain" principle of the above-mentioned laws.

        The Corporate Governance Code can be viewed on the Bank's website: www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

NBG's Corporate Governance Practices

        In its endeavour to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

Directors' Nomination Policy

        The Directors' Nomination Policy is based on the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter.

Conflict of Interest Policy for Senior Executives

        The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank's Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees.

Code of Ethics

        The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of their employees, clientele and shareholders, ensure the proper operation of the financial environment, and maintain and enhance the reliability, solvency and goodwill of the Bank and its Group.

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

Code of Ethics for Financial Professionals

        The Code of Ethics for Financial Professionals, amended in 2012, aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

Insurance Cover for members of the Board of Directors of the Group companies

        In compliance with the provisions of the CGC, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Executives and employees, and damages arising from fraud, including electronic fraud.

Whistleblowing Policy

        The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor's Act 2577/9.03.2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank's and the Group's executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations.

        The Audit Committee of the Bank is responsible for the adoption and ongoing monitoring of the implementation of these procedures, which safeguard the confidentiality and anonymity of the received reports or comments.

        The Bank's website at www.nbg.gr (section: The Group/Corporate Governance/Contact Information/Contact Audit Committee), provides the contact information for the submission of confidential reports.

Bank and Group Anti-Bribery Policy

        The Bank and Group Anti-Bribery Policy aims at further enhancing the current corporate governance procedures of the Bank and Group, and in particular, the current framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank's Labor Regulation.

        The Bank's website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

        The Bank's and Group's Remuneration Policy was adopted in 2010, in accordance with Management Act No 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece. It was amended in 2012 to become fully aligned with the provisions of Bank of Greece Governor's Act 2650/19.01.2012, which superseded the aforesaid Management Act No 7/09.06.2010. Additionally, the new Policy is consistent with Greek Laws 3723/2008 and 3864/2010, the Relationship Framework Agreement between the Bank and the HFSF and the Bank's obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor's remuneration. No additional remuneration (including bonus) of the aforementioned persons is permitted for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010.

        Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank's website at www.nbg.gr (section: The Group/Investor Relations/Annual Reports and Offering Circulars).

Corporate Social Responsibility Policy

        The Bank has adopted a Corporate Social Responsibility Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

        The CSR policy is posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Social Responsibility/CSR framework).

Board Committees

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, Law 3693/2008 (article 37) and the Sarbanes-Oxley Act.

        The members of the Committee are elected by the General Assembly upon recommendation of the Corporate Governance & Nominations Committee to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is composed of five non-executive Directors, four of whom are independent and at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Committee's members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialized consultant who reports directly to the Chairman of the Committee.

        The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the Repeat General Meeting of Shareholders on July 12, 2013, following the consent of the

Corporate Governance & Nominations Committee and the Board. The Committee's term of office was set for one year. In 2013, the Audit Committee convened seventeen times. The Committee amended its charter in order to comply with the provisions of the Relationship Framework Agreement between the Bank and the HFSF. The updated charter was approved by the Board on October 24, 2013. During the course of the year, the Committee reviewed the quarterly and annual financial statements of the Bank and its Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit Division and NBG Group Compliance Division, and assessed the adequacy of the internal audit systems in line with Bank of Greece Governor's Act No. 2577/2006, carried out the external auditor selection process for the Bank and its Group, ensuring the independence, objectivity and effectiveness of its operation, and submitted to the Board the respective proposals for the appointment of the external auditor to be elected by the General Meeting. In addition, the Committee was updated on a regular basis regarding the scope of evaluation and progress of work in the framework of the Bank's compliance with the legal requirements of Sarbanes-Oxley Act (articles 404 and 302), progress in the organization and IT projects of the Group, the Conflict of Interest Policy for Senior Executives of the Bank, governance of compliance risk, and the Whistle Blowing Policy of the Bank and the Group. Finally, the Committee prepared on a quarterly and annual basis performance reports, in line with the approved monthly rolling agenda of the Committee for 2013.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is currently comprised of the following members:

Chairman	Petros Sabatacakis (Financial expert)
Vice Chairperson	Alexandra Papalexopoulou-Benopoulou
Member	Stefanos Vavalidis
Member	Charalampos Makkas (HFSF representative)
Member	Alexandros Makridis (Hellenic Republic representative)

        The Committee members receive remuneration for their participation in the Committee.

Human Resources and Remuneration Committee

        The Human Resources & Remuneration Committee ("HRRC") was established by Board decision (meeting no. 1259/May 5, 2005).

        In 2013, the HRRC convened seven times. The Committee amended its charter in order to comply with the provisions of the Relationship Framework Agreement between the Bank and the HFSF. The updated charter was approved by the Board on October, 24 2013. The Committee is composed exclusively of non-executive Board members, at least three in number, of which half are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. In 2013, the Committee worked on the implementation of Bank of Greece Governor's Act No. 2650/2012 and 2651/2012 taking the necessary remedial measures, and carried out a review of the Benefits Policy. Furthermore, it reviewed the management appraisal system of Group staff performance and the implementation of payroll software, as well as the redefinition of wage costs of the Bank. In addition, the HRRC approved the Board of Directors and Committees members' remunerations for the fiscal year 2012 and set the remunerations of the Chairman, the CEO, Deputy CEO and of the non-executive members of the Board until the General Meeting of 2014. Last, the HRRC dealt with the contracts, upgrade and appointments of General Managers and Deputy General Managers of the Bank, and the Voluntary Retirement Scheme for the employees of NBG.

        Detailed information on the responsibilities, composition and modus operandi of the HRRC are included in the charter of the HRRC posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is comprised of the following members:

Chairperson	Alexandra Papalexopoulou-Benopoulou (Risk management and control activities expert)
Member	George Zanias
Member	Spyridon Theodoropoulos
Member	Charalampos Makkas (HFSF representative)

        The Committee members receive remuneration for their participation in the Committee.

  Corporate Governance and Nominations Committee

        The Corporate Governance & Nominations Committee ("CGNC") was established by Board decision (meeting no. 1259/May 5, 2005).

        The Committee is composed of at least three Board members which are appointed by the Board. All members are non executive, of which three are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. In 2013, the CGNC convened four times. During the course of the year, the CGNC worked on the implementation and alignment of the Bank with international corporate governance best practices, reappointing members of Board Committees, evaluating the methodology for measuring Board performance and effectiveness and amending its charter in compliance with the Relationship Framework Agreement between the Bank and the HFSF. In addition, the CGNC was updated regarding the new regulatory framework introduced by the new EU Directive 2013/36 (CRD IV). Its updated charter was approved by the Board on November 27, 2013.

        Detailed information on the responsibilities, composition and modus operandi of the CGNC are included in the CGNC's charter posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is currently comprised of the following members:

Chairman	George Zanias
Member	Ioannis Giannidis*
Member	Maria Frangista
Member	Spyridon Theodoropoulos
Member	Charalampos Makkas (HFSF representative)
Member	Alexandros Makridis (Hellenic Republic representative)

*
On February 20, 2014, Mr. Ioannis Giannidis resigned as member of the Board and its Corporate Governance and Nomination Committee.

        The Committee members receive remuneration for their participation in the Committee.

  Board Risk Committee

        The Board Risk Committee was established by Board decision (meeting no. 1308/July 20, 2006) in accordance with the requirements of Bank of Greece Governor's Act No. 2577/March 9, 2006.

        In 2013, the Board Risk Committee convened seven times. The Committee amended its charter in order to comply with the provisions of the Relationship Framework Agreement between the Bank and the HFSF. The updated charter was approved by the Board on November 27, 2013. In 2013, the Committee was informed in detail on a regular basis and consulted concerning the risk appetite of the Bank, reviewed the Risk Management Annual Report 2012 and gave relevant information to the Board of Directors. Furthermore, the Committee recommended to the Board of Directors the appointment of the new Chief Risk Officer. Finally, it received and assessed significant methodologies which fall within its scope of work, such as the IT Disaster Recovery Plan, and advised on important decisions that affect the Bank's business plan under its risk appetite.

        Since December 19, 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's CGNC.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the charter of the Committee available on the Bank's website at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is comprised of the following members:

Chairman	Panagiotis—Aristeides Thomopoulos
Member	George Zanias
Member	Stefanos Vavalidis
Member	Petros Sabatacakis
Member	Charalampos Makkas (HFSF representative)

        The Committee members receive remuneration for their participation in the Committee.

Strategy Committee

        The Strategy Committee was established by Board decision (meeting no. 1387/September 29, 2009).

        In 2013, the Strategy Committee met eight times and examined the strategic restructuring of the Bank and the Group, including the acquisition of FBB and Probank, the proposal to merge with Eurobank, and its recall, the participation in the Hellenic Postbank's disposal process, and strategic decision making regarding NBG Group companies.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter has been posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is comprised of the following members:

Chairman	George Zanias
Member	Alexandros Tourkolias
Member	Petros Christodoulou
Member	Stefanos Vavalidis
Member	Spyridon Theodoropoulos
Member	Alexandra Papalexopoulou-Benopoulou
Member	Petros Sabatacakis

        The Committee members receive remuneration for their participation in the Committee.

Executive Committees

Senior Executive Committee

        The Senior Executive Committee was established in 2004 and it is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank's business plan, as well as approval authority that cannot be delegated to other members of the Bank's management or to other collective bodies of the Bank.

        The Committee is currently comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paula Hadjisotiriou	Group Chief Financial Officer*
Member	Damianos Charalampidis	Chief of Operations
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)**
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking***
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member without voting rights	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance

*
Since July 16, 2013.

**
Since December 19, 2013. Until December 19, 2013, Mr. Mylonas was a member of the Executive Committee as General Manager of Strategy and International Activities. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

***
Since June 28, 2013. Until June 28, 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

        Also, Mr. Omer Aras, Chairman and Group Chief Executive Officer of Finansbank, is invited every two months so as to inform the Executive Committee on issues related to international activities and Finansbank. Members' short CVs have been posted on the Bank's website www.nbg.gr (section: The Group/ Corporate Governance/Management and Organizational structure/Members).

The Committee members do not receive any remuneration for their participation in the Committee.

Asset and Liability Committee (ALCO)

        ALCO was established in 1993. The Committee's key purpose is to establish the Bank's and its Group financial sector entities' strategy and policy as to matters relating to the structuring and management of assets and liabilities, taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank. The Committee is currently comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking**
Member	Paula Hadjisotiriou	Group Chief Financial Officer***

*
Since December 19, 2013. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**
Since June 28, 2013. Until June 28, 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

***
Since July 16, 2013.

        The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

        The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Chairman	Alexandros Tourkolias	CEO
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Konstantinos Bosikas	Chief Credit Risk Officer**

*
Since December 19, 2013. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**
Since December 19, 2013. Until September 30, 2013, the position of Chief Credit Risk Officer was held by Mr. Dimitris Frangetis.

        The General Counsel & General Manager of Corporate Governance is also present at the meetings of the Executive Credit Committee.

The Committee members do not receive any remuneration for their participation in the Committee.

Disclosure and Transparency Committee

        The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the U.S. legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank to the SEC.

        The Committee is comprised of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Deputy Chairman & Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Paula Hadjisotiriou	Group Chief Financial Officer*
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking**
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)***
Member	Leonidas Fragkiadakis	General Manager of Treasury and Global Markets
Member	George Kaloritis	Chief Internal Auditor****
Member	Panos Dasmanoglou	Group Chief Compliance Officer

*
Since July 16, 2013.

**
Since June 28, 2013. Until June 28, 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

***
Since December 19, 2013. Until December 19, 2013 Mr. Mylonas was a member as General Manager of Strategy & International Activities. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

****
Since January 28, 2014. Until January 28, 2014, the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

        The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Provisions and Write Offs Committee

        The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value.

        The following members participate in the Committee:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Paula Hadjisotiriou	Group Chief Financial Officer**
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Konstantinos Bosikas	Chief Credit Risk Officer***
Member	Omer Aras	Chairman & CEO Finansbank A.S.

*
Since December 19, 2013. Until December 19, 2013 Mr. Mylonas was a member as General Manager of Strategy & International Activities. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**
Since July 16, 2013.

***
Since December 19, 2013. Until September 30, 2013, the position of Chief Credit Risk Officer was held by Mr. Dimitris Frangetis.

        The Committee is convened at the invitation of its Chairman.

        The Committee members do not receive any remuneration for their participation in the Committee.

Risk Management Council

        The Council was established in 2013 and is responsible for overseeing and managing all risks. It is also responsible for the establishment of policies relating to credit risk, market risk, operational risk and reputational risk and to comply with these policies. The Risk Management Council also determines the overall risk management framework.

        The following members participate in the Council:

Chairman	Alexandros Tourkolias	CEO
Member	Petros Christodoulou	Deputy CEO
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Paula Hadjisotiriou	Group Chief Financial Officer**
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking***
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Konstantinos Bosikas	Chief Credit Risk Officer****

*
Since December 19, 2013. Until December 19, 2013 Mr. Mylonas was a member as General Manager of Strategy & International Activities. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**
Since July 16, 2013.

***
Since June 28, 2013. Until June 28, 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

****
Since December 19, 2013. Until September 30, 2013, the position of Chief Credit Risk Officer was held by Mr. Dimitris Frangetis.

        The General Manager of Treasury & Global Markets and the General Counsel & General Manager of Corporate Governance attend the meetings as observers.

        The Committee members do not receive any remuneration for their participation in the Committee.

Crisis Management Committee

        The Crisis Management Committee was established in 2012. Through the Crisis Management Committee, the Bank aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardize the smooth operation of the Bank; inform, mobilize and coordinate the Bank's relevant units, taking into account the nature, extent and the size of the crisis; and solve problems that require immediate attention.

        The Committee is composed of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou Lambropoulou	General Manager of Retail Banking*
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Telemachos Palaiologos	General Manager of Procurement & Security
Member	Nikolaos Christodoulou	Group Chief Information Officer
Member	Georgios Koutsoudakis	Deputy General Manager of Corporate Banking**
Member	Panagiotis Georgiou	Deputy General Manager of Branch Network
Member	Angelos Katsikas	Deputy General Manager of Business Processes
Member	George Kaloritis	Chief Internal Auditor***
Member	Dimitrios Spyropoulos	Journalist

*
Since June 28, 2013. Until June 28, 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

**
Since January 30, 2014. Until September 27, 2013 the position of the Deputy General Manager of Corporate Banking was held by Mr. Theofanis Panagiotopoulos.

***
Since January 28, 2014. Until January 28, 2014, the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

        The Committee convenes at the invitation of its Chairman.

        The Committee members do not receive any remuneration for their participation in the Committee.

Compliance & Reputational Risk Committee

        The Compliance & Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank's and the Group's controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders.

        The Committee is composed of the following members:

Chairman	Petros Christodoulou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Paul Mylonas	General Manager of Risk Management (Chief Risk Officer)*
Member	Dimitrios Dimopoulos	General Manager of Corporate Banking
Member	Nelly Tzakou Lambropoulou	General Manager of Retail Banking**
Member	Ioanna Katzilieri-Zour	Deputy General Manager of Group Marketing and Communications
Member	Panagiotis Dasmanoglou	Group Chief Compliance Officer

*
Since December 19, 2013. Until December 19, 2013 Mr. Mylonas was a member as General Manager of Strategy & International Activities. Until September 30, 2013, the position of General Manager of Risk Management was held by Mr. Michael Oratis.

**
Since June 28, 2013. Until June 28, 2013, the position of General Manager of Retail Banking was held by Mr. Andreas Athanasopoulos.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary. The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

The Committee members do not receive any remuneration for their participation in the Committee.

D.    Employees

        As at December 31, 2013, the Bank employed a total of 12,527 staff of which 252 are occupied in the Bank's foreign branches, compared to 11,493 and 263 respectively, as at December 31, 2012 and 12,189 and 546 respectively, as at December 31, 2011. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 25,064 employees as at December 31, 2013, compared to 23,388 as at December 31, 2012 and 22,341 as at December 31, 2011. As at December 31, 2013 Group-wide temporary employees were 299.

        The table below sets forth the average number of our employees by geographic location for 2013:

Country	Average number of Group employees for the year-ended December 31, 2013(1)
Greece	13,870
Turkey	14,296
Bulgaria	2,741
Serbia	1,771
Romania	1,504
FYROM	1,042
Cyprus	343
Albania	261
Egypt	211
South Africa	157
United Kingdom	84
Malta	26

Total	36,306

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2011 and 2012 was 35,748 and 33,988 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, during 2013:

Average number of Group employees for the year-ended December 31, 2013
Commercial and retail banking	34,003
Insurance	1,036
Investment banking	209
Asset management	59
Other Group companies	999

Total	36,306

        The majority of the Bank's staff are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek companies. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as the Union of Greek Bank Employees ("OTOE"). OTOE, in turn, is part of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements were concluded in the past between representatives of the Greek banks and OTOE based on the Hellenic Republic's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. A new collective labor agreement was entered into on July 1, 2013.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 12 days in 2013, largely to express their opposition to the new austerity measures implemented in light of the Program.

  Voluntary Retirement Scheme

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented. On December 19, 2013, the Bank announced the implementation of a voluntary retirement program. The deadline for applications was on December 20, 2013 up to December 30, 2013. Approximately, 2,500 employees participated (see Note 40 to the U.S. GAAP Financial Statements).

  NBG Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan and the main pension branch of EH's post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the Greek state sponsored social security fund IKA-ETAM as at August 1, 2008. Pursuant to this legislation, the Bank will contribute EUR 25.5 million into IKA-ETAM per year for 15 years starting from December 2009. The April 2008 legislation also prescribed that employer contributions made by the Bank to the existing funds that are to be merged into IKA-ETAM will be reduced every three years in equal increments starting from 26.5% in 2013 until they reach 13.3%. This rule applies to employees who joined any social security plan prior to January 1, 1993. Employer contributions made by EH to the existing funds that are to be merged with IKA-ETAM will also be reduced every three years in equal increments until they reach 13.3% (from 20.0%) for employees who joined any social security plan prior to January 1, 1993.

  NBG Auxiliary Pension Plan

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

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable salary. Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the single auxiliary social security fund ("ETEAM"). The Bank has been paying contributions to ETEAM since May 1, 2007.

        In accordance with Greek Law 4052/2012 (GG A' 41), a new auxiliary fund called the Integrated Auxiliary Pension Fund ("ETEA") was established on July 1, 2012. ETEA includes, among others, ETEAM and, according to transitional provisions of the same law (GG A' 256/2012), from January 1, 2013, the ETAT Fund is mandatorily included as regards only auxiliary schemes. However according to the Legislative Act of the Greek Cabinet (GG A' 256/31.12.2012) the ETAT Fund retains the obligation to grant pension allowances (which pertain to the period prior to the main pension of an employee) to the beneficiaries of the auxiliary pension schemes which have been integrated into ETAT under Greek Law 3371/2005. Moreover, the ETAT Fund, according to the provisions of its charter as provided for by Greek Law 3371/2005 maintains the capacity to act as a fund into which auxiliary social security pension funds could be assimilated.

        In April 2006, the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount either to ETAT or to ETEA in relation to this merger depending on which of the two aforementioned funds is part of the planned merger. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—Risks Relating to Our Business—We could be exposed to significant future pension and post-employment benefit liabilities".

        Furthermore, Greek Law 3863/2010 substantially amended the structure and operation of the Greek pensions system. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

E.    Share Ownership

        At the repeat General Meeting of the Shareholders held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. No stock options have been granted under this program.

Common Shares Owned by Directors and Executive Committee Members

March 31, 2014 Number of Common Shares
George P. Zanias	2,331
Alexandros G. Tourkolias	1,112
Petros N. Christodoulou	—
Stavros A. Koukos	561
Efthymios C. Katsikas	1,612
Dimitrios N. Afendoulis	—
Stefanos C. Vavalidis	—
Spyridon J. Theodoropoulos	—
Alexandra T. Papalexopoulou-Benopoulou	—
Petros K. Sabatacakis	—
Maria A. Frangista	24,058
Panagiotis—Aristeidis A. Thomopoulos	—
Alexandros N. Makridis	—
Charalampos A. Makkas	—
Paula Hadjisotiriou	—
Damianos Charalampidis	—
Paul Mylonas	1,270
Nelly Tzakou-Lampropoulou	1,558
Dimitrios Dimopoulos	3,344
Miltiadis Stathopoulos	1,622

Total	37,468

        The cumulative percentage of total common shares outstanding stated above as at March 31, 2014 is 0.0016%.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As at May 9, 2014, the Bank's outstanding issued share capital consisted of 2,396,785,994 common shares, 12,639,831 Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 270 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic Bank Support Plan.

Common Shares

        The following table sets forth certain information regarding holders of the Bank's common shares, based on information known to or ascertainable by the Bank.

	As at May 9, 2014
	Actual		As adjusted for the Share Capital Increase
	Number of shares	Percentage holding	Number of shares	Percentage holding
HFSF (with restricted voting rights)	2,022,323,827	84.4%	2,022,323,827	57.2%
Legal entities and individuals outside of Greece	215,770,773	9.0%	215,770,773	6.1%
Domestic private investors	115,391,831	4.8%	115,391,831	3.3%
Domestic pension funds	23,662,567	1.0%	23,662,567	0.7%
Other domestic public sector related legal entities and the Church of Greece	19,636,996	0.8%	19,636,996	0.6%
Private placement by investors	—	—	1,136,363,637	32.1%

Total Ordinary Shares	2,396,785,994	100.0%	3,533,149,631	100.0%

        The Bank's Articles of Association do not impose restrictions on the transfer of the common shares of the Bank. The disposal of the common shares in the Bank that the HFSF has acquired in the context of participating in the Bank's 2013 recapitalization share capital increase is subject to the restriction and process provided for by Greek Law 3864/2010, as currently applicable, and Cabinet Act no 38/2012 (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—Recapitalization Framework—Provision of Capital Support by HFSF").

        For powers vested in the HFSF pursuant to its participation in the 2013 recapitalization share capital increase of the Bank under Greek law 3864/2010, also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—Recapitalization Framework—Provision of Capital Support by HFSF—Powers of HFSF".

        Other than the above, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        No single shareholder apart from HFSF beneficially owns 5% or more of the Bank's common shares.

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares traded in the NYSE in the form of ADRs. On May 9, 2014, the portion of the Bank's common shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 3.4%.

        Subject to certain conditions, Greek law allows a Greek company to acquire and own its own shares and also allows subsidiaries to acquire and own shares of their parent company. Treasury shares in our financial statements represent shares of the Bank owned by our subsidiaries. Due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan") the Bank

has not purchased any of its own shares from January 1, 2009 to the date of this Annual Report. Greek law does not also permit the purchase of own shares for as long as the HFSF participates in the share capital of the relevant bank.

State Interests

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million redeemable preference shares issued under this facility. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan", Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—The HFSF, the Hellenic Republic and state-related entities have the ability to exercise and currently exercise an important influence on the Bank in certain areas and following the completion of the recapitalization plan, if the Bank does not succeed in raising at least 10%, of its capital needs from the private sector, the HFSF will have control over the Bank" and Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

        Furthermore, in the context of the recapitalization of the Greek banks in 2013, the HFSF acquired 84.4% of the Bank's share capital though holding shares with restricted voting rights (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—Powers of the HFSF")

        Following the share capital increase completed on May 13, 2014, the HFSF owns 57.2% of the Bank's ordinary share capital.

B.    Related Party Transactions

        The Group has entered into transactions with its affiliates, employee benefits related funds and the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. See Note 32 to the U.S. GAAP Financial Statements for details.

        All loans granted to related parties (except for the loans granted to employee benefits related funds) (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features, except for the following transactions:

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of currently 2.1% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount EUR 6 million as at December 31, 2013 and March 31, 2014 respectively.

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

        Net interest income before provisions for loan losses derived from foreign sources was EUR 1,731 million and represents 58.8% of our net interest income before provisions for loan losses.

Legal and Arbitration Proceedings

        The Group and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2012 and 2013 the Group has accrued for cases under litigation the amount of EUR 80 million and EUR 70 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

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

        The distributable profits shall not exceed the profits for the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed (and has been approved at the annual General Meeting), less any losses carried forward and any amounts required by law or our Articles of Association to be allocated towards the formation of reserves. The profits to be distributed are payable to the shareholders within two months from the approval of the annual financial statements at the annual General Meeting. A shareholder's claim to a declared dividend is subject to a five-year statute of limitations, after which the dividend passes to the Hellenic Republic. The five-year period begins as at the end of the year during which its distribution was approved by the annual General Meeting.

        Pursuant to the relevant legislation, the Bank may also distribute interim dividends at the discretion of its Board of Directors, so long as it submits at least 20 days before the distribution of the demand to the Minister of Development an accounting statement of the Bank, which must be published in the Government Gazette and one daily newspaper or be posted on our website. In addition, the relevant registry must be immediately notified. Interim dividends may not exceed one-half of the net profits as stated in such accounting statements.

  Current Restrictions on Payments of Dividends

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

        Furthermore, pursuant to the terms of the Greek State Preference Shares, we are required to allocate dividends to the Hellenic Republic as our preference shareholder prior to the allocation of any dividends to our ordinary shareholders (for further information on the terms of the Greek State Preference Shares see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan".) Any dividend payment to the Hellenic Republic will reduce the amount of distributable dividends that may be allocated to our ordinary shareholders in any financial years.

        According to existing legislation, banks participating in the Hellenic Republic Bank Support Plan could distribute dividends to ordinary shareholders only in the form of ordinary shares for financial years 2008 through 2012, excluding treasury shares. As of today, there is no restriction on dividend payments made in the form of Ordinary Shares for 2013. However, such prohibition may be imposed by applicable legislation, as it has been in past years.

        In 2012, credit institutions that had received capital support from the HFSF were required to pay a lump sum amounting to EUR 556 million to the HFSF, according to Greek Law 4093/2012, which amended Greek Law 3864/2010 (Article 16C of the HFSF Law) and in this context the Bank was required to pay the HFSF EUR 116 million.

        The restrictions of Greek Law 3723/2008 regarding the distribution of dividends to a maximum of 35% apply by analogy to the Bank as a result of its participation in the recapitalization program of Greek Law 3864/2010 and for so long as the HFSF is a shareholder of the Bank. In addition, for so long as the Bank participates in the recapitalization program of Greek Law 3864/2010, the HFSF's representative who sits on the Bank's Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding, among others, the distribution of dividends and remunerations.

        In addition, pursuant to the commitments undertaken by the Hellenic Republic vis-à-vis the European Commission due to the provision of state aid to Greek credit institutions, the Bank is prohibited from distributing dividends or paying coupons on own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills a legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends".

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2013, the date of the last audited financial statements included in this Annual Report, please see Note 44 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years and up to May 8, 2014 are shown below, expressed in Euro.

Year	High (date)	Low (date)
2009	118.84 (on October 15)	35.38 (on March 9)
2010	86.02 (on January 8)	30.40 (on December 27)
2011	39.06 (on February 9)	7.40 (on November 1)
2012	14.95 (on February 8)	4.61 (on June 5)
2013	9.21 (on May 17)	2.04 (on July 4)
2014 (up to May 8)	4.26 (on January 9)	2.58 (on May 8)

        The Bank's share price in each period is adjusted to reflect the share-for-share merger with Eurobank (adjustment effective as at February 27, 2013), the two-for-nine rights issue that took place in July 2009 (adjustment effective at July 2, 2009), the twenty three-for-forty rights issue (through common shares and convertible bonds mandatorily converted into new common shares) that took place in September 2010 (adjustment effective at September 21, 2010), the thirty five-for-two rights issue that took place in May 2013 (adjustment effective at May 24,2013) and new shares issued in June 2009 and January 2010 following the exercise of the employees stock option rights. For more information see: Item 14.A, "General Effect of the Modifications on the Rights of Security Holders".

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2012	14.95 (on February 8)	6.59 (on January 10)
Q2 2012	10.32 (on April 10)	4.61 (on June 5)
Q3 2012	10.32 (on September 18)	5.54 (on July 23)
Q4 2012	12.18 (on October 22)	6.09 (on December 17)
Q1 2013	7.20 (on January 4)	3.28 (on March 19)
Q2 2013	9.21 (on May 17)	2.35 (on April 8)
Q3 2013	3.34 (on September 10)	2.04 (on July 4)
Q4 2013	4.70 (on October 22)	3.01 (on October 2)

        The high and low market prices of the Bank's shares on the ATHEX for the first quarter of 2014 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2014	4.26 (on January 9)	3.16 (on January 29)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months and up to May 8, 2014 are presented in the table below, expressed in euro.

Month	High (date)	Low (date)
November 2013	4.60 (on November 26)	4.05 (on November 19)
December 2013	4.58 (on December 2)	3.85 (on December 31)
January 2014	4.26 (on January 9)	3.16 (on January 29)
February 2014	3.78 (on February 10)	3.30 (on February 24)
March 2014	4.17 (on March 20)	3.38 (on March 6)
April 2014	4.09 (on April 2)	2.80 (on April 30)
May 2014 (up to May 8)	2.86 (on May 5)	2.58 (on May 8)

        On May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to EUR 1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favor of existing shareholders that were made available to private investors in the U.S. As a result, the Bank's share capital increased by EUR 750 million through payment in cash of EUR 403 million and the issue of 25 million redeemable preference shares without voting right or cumulative dividend, of a par value of EUR 0.30 and a selling price of USD 25 each. The preference shares were sold in the form of American Depositary Shares (ADSs) and each ADS represents one preference share. On May 31, 2013 the Bank announced a cash tender offer for 22.5 million ADSs, through which it acquired 12.4 million securities. The outstanding amount of ADSs stands at 12.6 million currently, following the aforementioned transaction.

        The high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for 2008 (starting on June 2, which was the first trading day of the ADSs), 2009, 2010, 2011, 2012 and 2013 are shown below, expressed in USD.

Year	High (date)	Low (date)
2008 (from June 2)	26.00 (on June 18)	16.51 (on November 21)
2009	24.98 (on November 13)	8.10 (on February 23)
2010	22.86 (on October 13)	13.36 (on June 29)
2011	20.85 (on February 25)	2.83 (on December 15)
2012	8.00 (on October 17)	2.80 (on June 4)
2013	15.45 (on October 28)	6.01 (on April 8)

        The quarterly high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the most recent two financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2012	7.20 (on February 7)	3.15 (on January 3)
Q2 2012	6.24 (on April 11)	2.80 (on June 4)
Q3 2012	5.60 (on September 12)	3.20 (on August 15)
Q4 2012	8.00 (on October 17)	5.22 (on October 1)
Q1 2013	9.24 (on January 11)	6.71 (on March 19)
Q2 2013	12.44 (on May 31)	6.01 (on April 8)
Q3 2013	14.76 (on July 1)	11.95 (on September 11)
Q4 2013	15.45 (on October 28)	12.45 (on October 1)

        The high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the first quarter of 2014 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2014	17.94 (on March 31)	14.16 (on January 2)

        The monthly high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the six most recent months and up to May 8, 2014 are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2013	15.20 (on November 6)	14.83 (on November 15)
December 2013	14.95 (on December 9)	14.24 (on December 31)
January 2014	17.34 (on January 10)	14.16 (on January 2)
February 2014	15.24 (on February 27)	14.51 (on February 24)
March 2014	17.94 (on March 31)	14.85 (on March 3)
April 2014	19.15 (on April 30)	17.67 (on April 16)
May 2014 (up to May 8)	20.50 (on May 6)	19.38 (on May 1)

        The annual high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years:

Year	High (date)	Low (date)
2009	418.00 (on October 14)	106.50 (on March 5)
2010	292.00 (on January 8)	82.00 (on December 27)
2011	110.50 (on February 18)	17.80 (on December 13)
2012	40.30 (on February 7)	11.70 (on June 11)
2013	23.90 (on May 17)	2.91 (on July 3)

        The quarterly high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the two most recent financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2012	40.30 (on February 7)	16.80 (on January 10)
Q2 2012	25.80 (on April 10)	11.70 (on June 11)
Q3 2012	26.10 (on September 12)	13.70 (on July 24)
Q4 2012	32.20 (on October 22)	16.70 (on December 17)
Q1 2013	19.00 (on January 4)	8.91 (on March 19)
Q2 2013	23.90 (on May 17)	3.14 (on June 27)
Q3 2013	4.33 (on September 10)	2.91 (on July 3)
Q4 2013	6.36 (on October 22)	4.08 (on October 1)

        The high and low market prices of the Bank's ADRs evidencing common shares on the New York Stock Exchange for the first quarter of 2014 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2014	5.87 (on January 9)	4.47 (on January 31)

        The monthly high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the six most recent months and up to May 8, 2014 are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2013	6.27 (on November 29)	5.40 (on November 18)
December 2013	6.11 (on December 9)	5.48 (on December 23)
January 2014	5.87 (on January 9)	4.47 (on January 31)
February 2014	5.08 (on February 10)	4.47 (on February 4)
March 2014	5.74 (on March 20)	4.65 (on March 6)
April 2014	5.76 (on April 2)	3.92 (on April 30)
May 2014 (up to May 8)	4.06 (on May 5)	3.53 (on May 8)

        The trading of the Bank's shares on the ATHEX and of ADRs on the New York Stock Exchange was suspended on February 21, 2011, in anticipation of the announcement of the merger with Alpha Bank, on October 5, 2012, in anticipation of the announcement of the Eurobank acquisition and from May 24, 2013 to May 29, 2013 in order to incorporate the Bank's share reverse split.

        Other than the aforementioned suspensions there have been no trading suspensions with respect to the Bank's shares on the ATHEX, nor have there been any trading suspensions with respect to the Bank's ADRs on the New York Stock Exchange since the Bank's listing thereon in October 1999.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Bank's shares are listed on the ATHEX. In addition, the Bank's Global Depositary Receipts are listed on the London Stock Exchange and its ADRs and preference shares are listed on the New York Stock Exchange.

The Athens Exchange ("ATHEX")

General

        The ATHEX, formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. Today, the "HELEX" is the company licensed by the HCMC to operate the ATHEX, and owns 100% of the "ATHENS EXCHANGE CLEARING HOUSE" (the "ATHEXclear") and of the Hellenic Central Securities Depository, S.A. (the "HSCD") and is listed on the ATHEX.

        On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. On November 26, 2013, ATHEX was downgraded by the Morgan Stanley Composite Index from developed to emerging market status.

        ATHEX is regulated among others by the first edition of the Athens Exchange Regulation (the "ATHEX Regulation"), which was issued following its authorization by Greek Law 3152/2003, and came into force on June 16, 2004. Under Greek Law 3606/2007, which transposed into Greek Law the Markets in Financial Instruments Directive (the "MiFID Law" and the "MiFID", respectively), a revised ATHEX Regulation was issued and came into force on July 22, 2008. The currently applicable Codified ATHEX Regulation is the 10th edition of the revised ATHEX Regulation (the latest amendment being effective from January 31, 2014) and governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other person towards which the ATHEX Regulation introduces rights and obligations.

        Today, the ATHEX operates two regulated markets: the Securities Market and the Derivatives Market (which includes the Repo Market). The securities of companies listed on the Securities Market are classified into one of the following eight categories: (a) General (which is the Main Market); (b) Fixed Income Securities; (c) Warrants; (d) Synthetic Financial Instruments; (e) Exchange Traded Funds; and the Special Categories of (f) Low Dispersion, (g) Under Surveillance; and (h) To Be Delisted. When securities, other than units in listed mutual funds, debts securities and synthetic financial instruments, are listed for the first time on the Securities Market of the ATHEX they will fall within the General Category, which is the Main Market.

        The non-regulated market, the Alternative Market or "EN.A.", has been established by virtue of article 29 of Greek Law 3556/2007 and HCMC Decision 4/443/2007. Pursuant to the entry into force of the MiFID Law and HCMC Decision No 2/477/1.7.2008, which governs the requirements of an operation license for a multilateral trading facility, EN.A. is operated by HELEX in accordance with HCMC Decision No 2/505/2009. EN.A. is a multilateral trading facility within the meaning of the MiFID and, therefore, the obligatory provisions that apply to regulated markets and impose strict admission and ongoing requirements do not apply to EN.A. EN.A. is supervised by the HCMC.

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the HCMC, the ATHEX Regulation the relevant decisions issued by the Board of Directors of the ATHEX and the ATHEX Regulation which governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other person towards which the ATHEX Regulation introduces rights and obligations.

        In 2013, the average daily trading value on the ATHEX was EUR 84 million, compared with EUR 52 million in 2012, which represents an increase of 62%. From January 2, 2014 to March 31, 2014, the average daily value traded on the ATHEX was EUR 108 million. On March 31, 2014, 250 companies had shares listed on the Cash Market of the ATHEX. On March 31, 2014, the total market capitalization of the ATHEX was EUR 75.1 billion, with the top 25 companies accounting for 86.4% of the total market capitalization, and the Bank's market capitalization was 12.6%, of the total.

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

        Other ATHEX composite indices are the FTSE/ATHEX Large Cap index which tracks the movements of the 25 largest companies by capitalization and the FTSE/ASE MidCap which tracks the movements of medium sized companies by capitalization.

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

        In principle, all share prices of shares traded on the Main Market are eligible for maximum +/-30% fluctuations from the "opening price" (as defined in the ATHEX Regulation) and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). The rights on shares of this category fluctuate freely, i.e., without restrictions. All market prices of shares traded under the Special Categories mentioned above are eligible for maximum +/-20% fluctuations from the "opening price" (as defined in the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Rights on shares of these categories also fluctuate freely, i.e., without restrictions. Finally, securities traded under the Fixed Income Securities Category are allowed to fluctuate freely, i.e., without restrictions, while units traded in the Exchange Traded Funds Category are allowed to fluctuate up to +/-30% from the "opening price" (as defined in the ATHEX regulation, as currently applicable, and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Moreover, pursuant to the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, the ATHEX introduced volatility interrupters to check abrupt share price changes on shares traded on the Main Market. In general, volatility interrupters allow for the imposition of limits on the prices at which transactions are performed, the automated cessation of trading of a share and the carrying out of a call auction, when the following limits are exceeded: (i) the share price changes 10% or more from the opening price; and (ii) the transaction to be carried out represents a variation of 3% change compared with the previous one. After the temporary cessation of trading, a call auction is carried out to determine the "effective" price for the share. The particular process and details for the implementation of the volatility interrupters are specifically set forth in Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable.

        In simple block trades of shares with an "average daily turnover" (as defined in the ATHEX Regulation) that is:

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

The Derivatives Market of ATHEX

        In 1997, Greek Law 2533/1997 created a derivatives exchange modeled after other European derivatives exchanges. According to this law, the Athens Derivatives Exchange, known as "ADEX" was organized as a corporate entity. In 2002, by virtue of Greek Law 2937/2001, ADEX S.A. merged with ATHEX and now constitutes one of the two regulated markets of the ATHEX.

  Stock Lending/Borrowing and Short Selling

        In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the Athens Derivatives Exchange Clearing House (or "ADECH") the Hellenic Central Securities Depository SA (both currently under the administration of HELEX), have been developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ADECH. The stock lending from the ADECH is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

        With respect specifically to short selling transactions, Regulation 236/2012 on short selling and credit default swaps, which entered into force on November 1, 2012, and other relevant legal acts issued for its implementation introduce, among others, disclosure obligations to investors holding significant short positions on shares, sovereign debt securities, uncovered positions on sovereign credit default swaps, when relevant restrictions are lifted.

        Pursuant to decision No 2/652/11.7.2013 of the HCMC the prohibition of short selling on shares and any related securities of credit institutions trading on the ATHEX was lifted.

  Margin Accounts

        According to Greek Law 4141/2013 and the relevant regulatory decisions, the purchase of shares on credit (margin accounts) can be made available by members of the ATHEX to their clients/investors, using their investments as collateral, pursuant to a written agreement between the ATHEX member and its client.

        Pursuant to Act No. 2474/31.5.2001, of the Governor of the Bank of Greece, as in force, the initial margin is set at a minimum of 40% of the market value of the investor's collateral portfolio while the maintenance margin on brokerage margin accounts is set at 30% of the market value of the investor's "collateral portfolio".

        Margin accounts contribute to the improvement of the liquidity of the market. They enable the investor to buy new shares by offering as "collateral" the shares that composed his or her initial portfolio. Investors generally use margin accounts to increase their purchasing power.

        Greek Law 3301/2004 transposed into Greek Law the Collateral Directive (Directive 2002/47/EC), thereby facilitating the use of securities listed on the ATHEX as collateral for entities falling within its scope, in particular simplifying the procedure for the enforcement of such collateral. Greek Law 3301/2004 has been amended to incorporate Directive 2009/44/EC which has amended Directive 98/26/EC on settlement finality in payment and securities settlement systems and the Collateral Directive as regards linked systems and credit claims.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        The Bank's Articles of Association (and English translation thereof), as amended in May 2014, are included as Exhibit 1 to this Annual Report. The required information regarding the Bank's Articles of association is stated below.

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

    (i)
    the right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Hellenic Republic:

    (a)
    in priority over the common shares;

    (b)
    in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008; and

    (c)
    irrespective of distribution of dividend to the rest of the Bank's shareholders and provided that, following payment of the said fixed return, the Bank's capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

      The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Hellenic Republic remains a Preferred Shareholder ("PS") and paid within one month as at the Annual General Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds. Availability of distributable funds is defined with reference to Article 44 of the Companies Act, and refers to profits from the last and/or previous financial years and/or reserves. Payment of the fixed return on preference shares is also subject to prior authorization of the distribution of such available funds by a Common Shareholders' General Meeting resolution. In the event of deficiency of distributable funds, the PS is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no General Meeting resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the Hellenic Republic pursuant to article 1, par. 3 of Greek Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

      On November 12, 2012, Law 4093/2012 (GG 'A 222) provided that the fixed return of 10% of the preference shares issued in favor of the Hellenic Republic in accordance with Greek Law 3723/2008, is payable in any case, except when the payment of the fixed return will lower the Core Tier I ratio of the Bank below the minimum required. The said provision is in force notwithstanding the provisions of Company Law 2190/1920, except for article 44a.

    (ii)
    the right to vote at the Preferred Shareholders' General Meeting under the circumstances provided for by the Companies Act;

    (iii)
    the right to participate in the Bank's Board of Directors by a representative thereof appointed to the Board as an additional member thereof (the "PS representative");

    (iv)
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

    (v)
    the PS representative's right to be present at the Common Shareholders' General Meeting and to exercise, during deliberation and decision-taking, a veto over the same issues as above;

    (vi)
    the PS representative's right of free access to the Bank's books and records, restructuring and viability reports, plans to meet the Bank's medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008; and

    (vii)
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

    (i)
    The right to receive payment of a fixed return, calculated on a 10% basis over the selling price of each preference share to the Hellenic Republic:

    (a)
    in priority over the common shares,

    (b)
    in priority over the dividend amounts distributed pursuant to article 1 par. 3 of Greek Law 3723/2008 and

    (c)
    irrespective of distribution of dividend to the rest of the Bank's shareholders and provided that, following payment of the said fixed return, the Bank's capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

      The fixed return is to be calculated accrued on an annual basis pro rata to the time period during which the Hellenic Republic remains a PS and paid within one month as at the Annual General Meeting approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44 of the Companies Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders' General Meeting resolution. In the event of lack of sufficient distributable funds, the PS is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such funds. The new preference shares can be redeemed by the Bank at the offer price after the lapse of five years, or even earlier, upon Bank of Greece approval. If the five-year period lapses and no General Meeting resolution on repurchase of the preference shares has previously been passed, then by resolution of the Minister of Economy and Finance taken following a Bank of Greece proposal, the annual fixed return payable to the

      Hellenic Republic pursuant to article 1, par. 3 of Greek Law 3723/2008 shall be subject to a gradual cumulative increase of 2% per annum.

    (ii)
    The right to vote, in the cases described in the Companies Act, at the Preferred Shareholders' General Meeting.

    (iii)
    The right to participate on the Bank's Board of Directors by means of a representative appointed for the purpose by the State, as an additional member thereof (the "PS representative").

    (iv)
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

    (v)
    The PS representative's right to attend the Common Shareholders' General Meeting and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

    (vi)
    The PS representative's right of free access to the Bank's books and records, restructuring and viability reports, plans to meet the Bank's medium-term financing needs, and data regarding the level of credit provided to the real economy, for the purposes of Greek Law 3723/2008.

    (vii)
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

      It should also be noted that, as per Article 4, par. 2, item lv, of the Bank's Articles of Association, by resolution of the second Repeat General Meeting of November 23, 2012, the Bank's share capital was reduced by EUR 3,824,361,928 through reduction of the par value of the ordinary voting shares from EUR 5.00 to EUR 1.00 in line with par. 4a, Article 4 of Greek Law 2190/1920, as amended by Article 32 of Greek Law 3763/2009 and in force today, for the purpose of forming a special reserve.

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

      It should also be noted that, as per Article 4, par. 2, item lvii, of the Bank's Articles of Association, by resolution adopted at its meeting of February 22, 2013 and pursuant to Article 13a of Companies Act 2190/1920, as amended, the Board attested the payment of the partially covered share capital increase of the Bank, which increase was decided by the second Repeat General Meeting of its Shareholders held on November 23, 2012, and adjustment of said article of the Bank's Articles of Association as a result of the partial coverage. More specifically, the said share capital increase was partially covered, i.e. by the amount of EUR 270,510,718 through the issue of 270,510,718 ordinary registered shares of the Bank, of a nominal value of EUR 1.00 each.

      Accordingly, the Bank's share capital stands at EUR 2,584,101,200 and is divided into: (a) 1,226,601,200 ordinary shares of a nominal value of EUR 1.00 each; (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 0.30 each; and (c) 270,000,000 redeemable, registered preference shares under Greek Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 5.00 each.

      By resolution of the second Repeat General Meeting of April 29, 2013; (i) the nominal value of each ordinary registered voting share of the Bank was increased from EUR 1.00 to EUR 10.00 by reducing the total number of the Bank's old registered shares from 1,226,601,200 to 122,660,120 new ordinary registered voting shares of the Bank, by means of a reverse split at a ratio of 10 old ordinary shares of the Bank to one new ordinary share of the Bank; and (ii) the share capital was reduced by EUR 1,189,803,164 by reducing the nominal value of each ordinary registered voting share of the Bank (as it stands following the reverse split) from EUR 10.00 to EUR 0.30, for the purpose of forming a special reserve of EUR 1,189,803,164, as per Article 4, par. 4a of Company Law 2190/1920.

      Accordingly, the Bank's share capital stands at EUR 1,394,298,036 and is divided into: (a) 122,660,120 ordinary shares of a nominal value of EUR 0.30 each; (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 0.30 each; and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 5.00 each.

      By resolution of the second Repeat General Meeting of April 29, 2013, combined with Board resolution adopted on May 20, 2013, the Bank's share capital was increased by EUR 682,237,762.20, by contribution partially in cash and partially in kind, through the issue of 2,274,125,874 new common registered shares of a nominal value of EUR 0.30 and a sale price of EUR 4.29 each.

      Accordingly, the Bank's share capital stands at EUR 2,076,535,798.2 and is divided into: (a) 2,396,785,994 common shares of a nominal value of EUR 0.30 each; (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 0.30 each; and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 5.00 each.

      By Board resolution adopted at its meeting of July 18, 2013, regarding cancellation of 12,360,169 preference shares without voting right and respective amendment to Article 4 of the Bank's Articles of Association, pursuant to Article 17b, par. 4 of Company Law 2190/1920, the Bank's share capital was reduced by EUR 3,708,050.7.

      Accordingly, the Bank's share capital stands at EUR 2,072,827,747.5 and is divided into: (a) 2,396,785,994 common shares of a nominal value of euro 0.30 each; (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinabove, of a nominal value of EUR 0.30 each; and (c) 270,000,000 redeemable, registered preference shares under Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of Article 4 of the Bank's Articles of Association, of a nominal value of EUR 5.00 each.

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

      Furthermore, it is noted that for so long as the Bank participates in the Hellenic Republic Bank Support Plan of Greek Law 3723/2008 and the recapitalization program of Greek law 3864/2010, there are restrictions on the payment of dividends to the Bank's shareholders.

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

  For example, pursuant to Article 5 of the Bank's Articles of Association, whenever the Bank's share capital is increased by cash or by contribution in kind or a bond loan convertible into shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, by a resolution adopted by the General Meeting of Shareholders, under Article 5(7) and pursuant to the provisions of article 13, paragraph 10 of the Company Law 2190/20.

  In addition, pursuant to article 13 of Company Law 2190/20, the General Meeting of Shareholders may grant to the Board of Directors the power to increase the Bank's share capital, subject to certain limitations.

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

C.    Material Contracts

        At the date of this report, neither the Bank nor any other Group company is a party to a commercial or financial contract, by virtue of which the Bank's operations or earnings would be affected, except for the Relationship Framework Agreement with the HFSF dated July 10, 2013 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship Framework Agreement").

        On April 5, 2007, the Bank entered into an agreement (the "IFC Agreement") with the IFC whereby the IFC purchased 5% of the ordinary shares of Finansbank (the "IFC Shares") from the Bank at the date of the agreement. The agreed purchase price for the IFC Shares was USD 259 million in cash. The agreement included an option for IFC to sell its shares back to NBG (the "put option") and another option for NBG to buy the shares from IFC (the "call option"). Furthermore, the IFC can only sell those shares to a third party with written consent from NBG. As at December 31, 2013, the put option amounted to EUR 250 million.

        At any time during the put option period (the period commencing from the date that the financial statements of the financial year ended after the fifth anniversary of the signing of the IFC Agreement have been delivered to the IFC but not later than six months after the respective year-end, and ending on the date that the IFC ceases to hold any shares in Finansbank), the IFC shall have the right to sell and the Bank shall be obligated to purchase all or part of the IFC Shares at the higher of fair market value per share (as determined by one of nine reputable investment banks designated by the IFC and the Bank acting jointly) and the compounded share price per share, i.e., the aggregate amount corresponding to the cost of LIBOR plus 25 basis points divided by the number of shares. As at the date of this report, the put option held by the IFC is exercisable but has not yet been exercised.

        At any time during the call option period (the period commencing from the date that the audited financial statements with respect to the financial year ending December 31, 2014 have been delivered to the IFC and ending on the date the IFC ceases to hold any shares in Finansbank), the Bank shall have the right to purchase and the IFC shall be obligated to sell all or part of the IFC Shares at the higher of fair market value per share (as determined by one of nine reputable investment banks designated by the IFC and the Bank acting jointly) and the compounded share price per share, i.e., the aggregate amount corresponding to the cost to the IFC for acquiring the IFC Shares compounded semi-annually at the rate of six-month LIBOR plus 25 basis points divided by the number of shares.

D.    Exchange Controls

        There are no exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece or that would affect the right of a non-Greek holder of ordinary shares to dispose of his or her ordinary shares and receive the proceeds of such disposal outside Greece.

E.    U.S. Federal Income Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares, preference shares or ADRs by a U.S. Holder.

        For the purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares, preference shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. If a partnership holds ordinary shares, preference shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares, preference shares or ADRs should consult its tax advisor regarding the associated tax consequences. This summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of ordinary shares, preference shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold ordinary shares, preference shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding ordinary shares, preference shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, persons liable for alternative minimum tax, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold ordinary shares, preference shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares, preference shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953 (the "Treaty").

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

        Certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes "passive foreign investment companies", as defined below) and only with respect to ordinary shares, preference shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

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

        Although the matter is not free from doubt, if the preference shares or the underlying ADRs are redeemed or mandatorily repurchased by the Bank, a portion of the redemption amount equal to the liquidation preference reduction amount may be characterized for U.S. federal income tax purposes attributable to declared but otherwise unpaid dividends. In such an event, it is possible that U.S. Holders will recognize in a redemption or mandatory repurchase additional dividend income equal to the liquidation preference reduction amount, and a capital loss of the same amount. Under current law, any redemption or repurchase proceeds characterized as dividends for U.S. federal income tax purposes would be eligible for taxation at the reduced income tax rates available for foreign source dividend income as discussed above under Item 10.E, "Taxation—Dividends".

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for 2013 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

        Certain individual U.S. Holders (and under proposed regulations, certain entities controlled by individuals) may be required to report to the IRS certain information with respect to their beneficial ownership of the ordinary shares, preference shares and ADRs not held through an account with a financial institution. U.S. Holders who fail to report required information could be subject to substantial penalties.

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

Foreign Account Tax Compliance Act

        Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended ("FATCA") impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to (i) any non-U.S. financial institution (a "foreign financial institution", or "FFI" (as defined by FATCA)) that does not become a "Participating FFI" by entering into an agreement with the U.S. Internal Revenue Service ("IRS") to provide the IRS with certain information in respect of its account holders and investors or is not otherwise exempt from or in deemed compliance with FATCA and (ii) any investor (unless otherwise exempt from FATCA) that does not provide information sufficient to determine whether the investor is a U.S. person or should otherwise be treated as holding a "United States account" of the Bank (a "Recalcitrant Holder"). The Bank will be classified as an FFI.

        The new withholding regime will be phased in beginning 1 July 2014 for payments from sources within the United States and will apply to "foreign passthru payments" (a term not yet defined) no earlier than 1 January 2017.

        The United States and a number of other jurisdictions have announced their intention to negotiate intergovernmental agreements to facilitate the implementation of FATCA (each, an "IGA"). Pursuant to FATCA and the "Model 1" and "Model 2" IGAs released by the United States, an FFI in an IGA signatory country could be treated as a "Reporting FI" not subject to withholding under FATCA on any payments it receives. Further, an FFI in a Model 1 IGA jurisdiction would generally not be required to withhold under FATCA or an IGA (or any law implementing an IGA) (any such withholding being "FATCA Withholding") from payments it makes. The Model 2 IGA leaves open the possibility that a Reporting FI might in the future be required to withhold as a Participating FFI on foreign passthru payments and payments that it makes to Recalcitrant Holders. Under each Model IGA, a Reporting FI would still be required to report certain information in respect of its account holders and investors to its home government or to the IRS.

        If the Bank becomes a Participating FFI the Bank and financial institutions through which payments on the ordinary shares, preference shares and ADRs are made may be required to withhold

FATCA Withholding if (i) any FFI through or to which payment on such ordinary shares, preference shares and ADRs is made is not a Participating FFI, a Reporting FI, or otherwise exempt from or in deemed compliance with FATCA or (ii) an investor is a Recalcitrant Holder.

        FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on regulations, official guidance and model IGAs, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisers on how these rules may apply to payments they may receive in connection with the ordinary shares, preference shares and ADRs.

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

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group's transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss on the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange-traded and OTC derivative transactions.

        More specifically, NBG retains a portfolio of Greek T-Bills, EFSF issuances and EU sovereign debt, as well as positions in Greek and international corporate bonds. Additionally, NBG is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

        The other significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. Of the three types of market risk (interest rate, equity and foreign exchange), Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TL, USD and EUR. In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary trading. As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio.

        Moreover, Finansbank draws liquidity in U.S. dollars which are then converted into TL through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank's installment loan portfolio.

Equity Risk

        Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e., long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group's cash position and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position ("OCP") of the Bank primarily arises from foreign exchange spot and forward transactions and includes Trading OCP and Structural OCP. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division, whereas the Trading OCP contains only the transactions performed by the Treasury Division.

        On a Group level, the foreign exchange risk comes mainly from the Turkish lira due to its investment in Finansbank and from the OCP of each subsidiary, through the transactions in foreign currencies performed by the local treasury units.

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank's policy, the OCP should remain within the limits set by the Treasury Division and the GMORMD, at the end of each trading day. The same policy applies to all of the Group's subsidiaries.

Market risk on trading and available-for-sale portfolios—Value-at-Risk ("VaR")

        The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and 1-day holding period. The VaR is calculated on a daily basis for the Bank's trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The approach and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank's trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV files. However, for the period between March 12, 2012 and June 30, 2012, the volatilities of Greek government bond yields were calculated based on 252 equally weighted daily observations. The reason for the methodological adjustment was the intense fluctuations of the Greek bond yields around the PSI period, due to the prevailing economic conditions and the lack of depth in the Greek bond market. The use of the weighted approach would have resulted in an "extreme" increase of the volatility levels of the Greek government bond yields and an overestimation of the Bank's market risk. From July 1, 2012 onwards, the Bank reverted back to the previous methodology.

        The risk factors relevant to the financial products in NBG's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,050. Additionally, the GMORMD calculates the VaR of the Bank's portfolios by applying the Historical Simulation approach, for comparative purposes.

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

        The table below presents the Bank's VaR (99%, 1-day) for the years ended on December 31, 2013 and 2012 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2013	2012(1)	2013	2012(1)	2013	2012	2013	2012
	(EUR in millions)
Average	23	103	21	102	2	2	2	2
Max	43	198	41	196	5	4	3	6
Min	10	16	9	17	1	1	1	1
Year End	14	30	13	29	2	2	1	2

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

        In December 2012, after the completion of the buy back by the Hellenic Republic, the Bank's portfolio of Greek government bonds was drastically reduced which in turn caused the IR and total VaR to decrease substantially. During 2013, the VaR estimates remained at the same level and minor fluctuations are attributed to the changes of the underlying interest rates and their volatilities, as well as the termination of directional OTC derivatives (mainly IRSs).

        On a Group level, Finansbank is the other main contributor of market risk, through its positions held in the trading and available-for-sale portfolios. In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for its trading and available-for-sale portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

        Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

        The table below presents Finansbank's VaR (99%, 1-day) for the years ended on December 31, 2013 and 2012 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2013	2012	2013	2012	2013	2012	2013	2012
	(EUR in millions)
Average	17	11	17	11	—	—	—	1
Max	35	18	35	18	1	1	2	2
Min	6	6	6	6	—	—	—	—
Year End	17	6	17	7	—	—	—	—

        The change in Finansbank's total VaR is mainly attributed to the change in the interest rate risk VaR. By the end of the first half of 2013, the political turbulence in Turkey the country caused the Turkish interest rates and the respective volatilities to increase significantly, leading to higher VaR estimates for Finansbank. During the second half, since interest rates remained at the same level, the volatilities returned to the previous levels and the IR and total VaR gradually decreased. However, at the end of the year, again due to political instability, the interest rates suddenly increased which resulted to a higher VaR estimate.

        Moreover, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios and the respective portfolios of Finansbank.

        The tables below present the VaR on a Group level (99%, 1-day) for the years ended on December 31, 2013 and 2012 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2013	2012(1)	2013	2012(1)	2013	2012	2013	2012
	(EUR in millions)
Average	30	109	29	107	2	2	2	2
Max	55	200	53	199	5	4	4	7
Min	14	23	13	23	1	1	1	1
Year End	15	33	15	32	2	2	1	2

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

  •
  Calculation of the hypothetical gains/losses on the Bank's trading portfolio between days t and t+1,

  •
  Comparison of the hypothetical gains/losses with the VaR calculated for positions as at the close of business on day t.

        Any excess of the hypothetical losses over the VaR estimate is immediately reported to the Bank of Greece within five business days. Back-testing is applied on the Bank's end-of-day positions and does not take into account any intra-day transactions. During 2013, there were no cases in which the back-testing result exceeded the respective VaR calculation.

        Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established. During 2013, there were nine (9) exceptions, in which the back-testing result exceeded the respective VaR calculation.

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

        Moreover, stress test analysis is performed by Finansbank on its trading and banking portfolios, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey. These scenarios are presented in the following tables:

Interest rate-related scenarios:

a.     Trading Book

Description	Turkish Sovereign & Swap Curves in TL	Sovereign Eurobond Curves in EUR & USD	Non Turkish Curves
	0-6 Months+250 bp	0-6 Months+80 bp
June-December 2013 Crisis	6 Months-2 Years+350 bp	6 Months-5 Years+150 bp	0 bp
	>2 Years+300 bp	>5 Years+200 bp
Severe Parallel Shift	+400 bp	+200 bp	+200 bp

b.     Banking Book

Description	Turkish Sovereign & Swap Curves in TL	Sovereign Eurobond Curves in EUR & USD	Non Turkish Curves
Basel Scenario	+500 bp	+400 bp	+200 bp

Foreign exchange rate-related scenarios:

Description	Shock
TL depreciation against FX	5%, 10%, 40%

Limitations of the VaR model

        The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of this methodology are summarized as follows:

  •
  the use of volatilities and correlations as predictive measures for the behavior of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

  •
  the one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

  •
  VaR refers to the plausible loss on the Bank's portfolio at a 99% confidence interval, not taking into account any losses beyond that level;

  •
  all calculations are based on the Bank's positions at the end of each business day, without taking into account the intra-day transactions or any realized losses that have been incurred;

  •
  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), the methodology would not fully capture the impact on the value of the portfolio; and

  •
  returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

Country risk

        Country risk is the current or prospective risk to earnings and capital caused by events in a particular country which are at least to some extent under the control of the government but not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government's capacity and willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or retail client.

        The on and off balance sheet items which potentially entail country risk are the following:

  •
  interbank secured and unsecured placements and risk that arises from OTC transactions, with financial institutions which operate abroad;

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

        In this context, the GMORMD monitors the country risk arising from the Bank's operations on a daily basis, mainly focusing on Cyprus, the countries of South East Europe, Turkey, Egypt, Malta and South Africa, where the Group has presence.

Counterparty risk

        Counterparty risk for the Group is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor's failure to meet the contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

        Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody's and Standard & Poor's. According to the Bank's policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

        Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group's subsidiaries.

        The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes ("CSAs") have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

        The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2013, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2012 and 2013 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2012 and 2013 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2012 and 2013, TL balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2012 and 2013 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2012 and 2013 across the maturity ladder;

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

	December 31, 2013
			Market Value Change		Market Value Change
	Carrying Amount
		Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in millions)
Assets
Deposits with central bank	3,454	3,454	(10)	9	(6)	6
Securities purchased under agreements to resell	39	39	—	—	—	—
Interest bearing deposits with banks	3,333	3,334	(11)	15	(6)	11
Held to Maturity securities	10,360	10,471	(180)	208	(108)	118
Net loans	65,484	65,940	(434)	440	(266)	269

Total interest rate sensitive assets	82,670	83,238	(635)	672	(386)	404

Liabilities
Total deposits	85,594	85,638	106	(100)	69	(67)
Securities sold under agreements to repurchase	4,738	4,738	1	(1)	1	(1)
Other borrowed funds	1,678	1,678	7	(7)	5	(5)
Long term debt	2,582	2,557	36	(39)	24	(25)

Total interest rate sensitive liabilities	94,592	94,611	150	(147)	99	(98)

Total interest rate balance sheet sensitivity			(785)	819	(485)	502

	December 31, 2012
			Market Value Change		Market Value Change
	Carrying Amount
		Fair value	+100bps	-100bps	+50bps	-50bps
	(EUR in millions)
Assets
Deposits with central bank	2,886	2,886	(7)	7	(5)	5
Securities purchased under agreements to resell	833	833	—	—	—	—
Interest bearing deposits with banks	2,977	2,977	(10)	14	(6)	10
Held to Maturity securities	356	405	(20)	24	(14)	16
Net loans	67,016	68,076	(416)	423	(399)	389

Total interest rate sensitive assets	74,068	75,178	(453)	468	(424)	420

Liabilities
Total deposits	91,159	91,200	120	(109)	105	(102)
Securities sold under agreements to repurchase	1,109	1,109	2	(2)	1	(1)
Other borrowed funds	2,027	2,025	11	(12)	8	(8)
Long term debt	2,116	2,076	65	(72)	49	(53)

Total interest rate sensitive liabilities	96,411	96,410	198	(195)	163	(164)

Total interest rate balance sheet sensitivity			(651)	663	(587)	584

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2012 and 2013 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2013
			Market Value Change
	Carrying amount
		Fair value	+10%	-10%
	(EUR in millions)
Assets
Cash and due from banks	1,968	1,968	95	(78)
Deposits with central bank	3,454	3,454	210	(172)
Securities purchased under agreements to resell	39	39	—	—
Interest bearing deposits with banks	3,333	3,334	36	(29)
Held to Maturity securities	10,360	10,471	109	(89)
Net loans	65,484	65,940	2,176	(1,780)
Accrued interest receivable	829	829	33	(27)

Total foreign exchange sensitive assets	85,467	86,035	2,659	(2,175)

Liabilities
Total deposits	85,594	85,638	(2,205)	1,804
Securities sold under agreements to repurchase	4,738	4,738	(141)	116
Other borrowed funds	1,678	1,678	(143)	117
Long-term debt	2,582	2,557	(99)	81

Total foreign exchange sensitive liabilities	94,592	94,611	(2,588)	2,118

Total foreign exchange balance sheet sensitivity			71	(57)

	December 31, 2012
			Market Value Change
	Carrying amount
		Fair value	+10%	-10%
	(EUR in millions)
Assets
Cash and due from banks	2,157	2,157	123	(100)
Deposits with central bank	2,886	2,886	188	(154)
Securities purchased under agreements to resell	833	833	89	(73)
Interest bearing deposits with banks	2,977	2,977	49	(40)
Held to Maturity securities	356	405	1	(1)
Net loans	67,016	68,076	2,336	(1,911)
Accrued interest receivable	743	743	31	(25)

Total foreign exchange sensitive assets	76,968	78,077	2,817	(2,304)

Liabilities
Total deposits	91,159	91,200	(2,285)	1,870
Securities sold under agreements to repurchase	1,109	1,109	(89)	73
Other borrowed funds	2,027	2,025	(191)	156
Long-term debt	2,116	2,076	(87)	71

Total foreign exchange sensitive liabilities	96,411	96,410	(2,652)	2,170

Total foreign exchange balance sheet sensitivity			165	(134)

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

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    General Effect of the Modifications on the Rights of Security Holders

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with the Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Preference Shares in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

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

        On November 23, 2012, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved (i) the reduction in the Bank's share capital through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank's share capital with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (Eurobank), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value EUR 2.22 per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares (the "Tendered Shares").

        At its meeting of February 22, 2013 the Bank's Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank's share capital increased by EUR 271 million by issuing 270,510,718 ordinary shares with nominal value of EUR 1.00 per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273 million and was based on the closing price of Bank's share on the ATHEX on February 15, 2013.

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

        On June 19, 2013, the Board of Directors certified that EUR 1,079 million was covered by private investors in cash and EUR 8,677 million by HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of EUR 0.30 per share.

        From the amount of EUR 9,756 million, EUR 682 million was credited to the share capital whereas the remaining amount of EUR 9,074 million less expenses was credited to the share premium account.

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

        As of June 28, 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

        On July 3, 2013, the purchase of the 12,360,169 ADSs was settled by the Bank. Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and canceled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

        On July 3, 2013 the Bank cancelled 12,360,169 ADSs purchased pursuant to the Offer announced on May 31, 2013. See Item 16.E, "Purchases of Equity Securities by the Issuer and Affiliated Purchaser".

        As at December 31, 2013, the total paid-up share capital of the Bank amounted to EUR 2,073 million divided into a) 2,396,785,994 ordinary shares of a nominal value of EUR 0.30 each, b) 12,639,831 non-cumulative, non-voting, redeemable preference shares, of a nominal value of EUR 0.30 each, and c) 270,000,000 redeemable preference shares of the Hellenic Republic of a nominal value of EUR 5.00 each, in accordance with Greek Law 3723/2008. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for a detailed description of the current plan.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2013, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2013 due to the material weakness described in Item 15 (b) below. Our efforts to remediate the significant deficiencies that aggregate to the material weakness are described in Item 15(d) below.

  Disclosure and Transparency Committee

        In June 2003, the Bank's Management established the Disclosure and Transparency Committee in order to be aligned with the U.S. legal requirements for the financial markets. The purpose of the committee is to monitor the accuracy and completeness of the information included in public announcements, and in any publications issued by the Bank to the SEC.

        For information in relation to the composition of the Disclosure and Transparency Committee, see Item 6.C, "Board Practices—Executive Committees—Disclosure and Transparency Committee".

(b)   Management's Annual Report on Internal Control over Financial Reporting

        The Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Bank and the Group.

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

        Management assessed the effectiveness of the Group's ICFR as of December 31, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (1992). Based on this assessment, Management concluded that, as of December 31, 2013, the Group's ICFR is ineffective, due to the material weakness identified in its ICFR as noted below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis.

        Management identified a material weakness in its internal controls resulting from the combination of significant deficiencies related to the lack of sufficient personnel with appropriate US GAAP knowledge and the fact that the Bank still relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, the controls over which are dependent on such staff carrying out these controls timely. Throughout 2013, Management undertook a number of remediation actions in order to address the internal control deficiencies that contributed to this material weakness, however, Management has determined that the remediation actions completed to date were not sufficient to fully remediate the material weakness as of December 31, 2013.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2013, has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., the Group's independent registered public accounting firm as stated in their report appearing in section (c) below, which expressed an adverse opinion on the effectiveness of the Group's ICFR as of December 31, 2013.

Dated May 15, 2014

/s/ Alexandros Tourkolias
Alexandros Tourkolias
 Chief Executive Officer

/s/ Petros Christodoulou
Petros Christodoulou
 Deputy Chief Executive Officer

/s/ Paula Hadjisotiriou
Paula Hadjisotiriou
 Group Chief Financial Officer

(c)   Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited National Bank of Greece S.A (the "Bank") and subsidiaries (the "Group"), internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting for the Bank and the Group, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified and included in its assessment, a material weakness associated with the aggregation of significant deficiencies identified in its internal controls, related to the lack of sufficient personnel with appropriate US GAAP knowledge and the fact that the Bank relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, the controls over which are dependent on such staff carrying out these controls timely. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2013, of the Group and this report does not affect our report on such financial statements.

        In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Group and our report dated May 15, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Euro amounts into U.S. dollar amounts presented solely for the convenience of the readers in the United States of America.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2014

(d)   Changes in Internal Control over Financial Reporting

        Based on Management's assessment as at December 31, 2012, the Group's internal control over financial reporting was ineffective due to a material weakness identified in its internal control over financial reporting. Throughout 2013, the Bank undertook a number of remediation procedures in order to address the internal control deficiencies that contributed to this material weakness. Our efforts to remediate the significant deficiencies that aggregate to the material weakness are described as follows:

        Significant Deficiency:    Management identified significant deficiencies in its internal controls related to the lack of sufficient personnel with appropriate US GAAP knowledge, due to the resignation of our Chief Financial Officer and other members of our staff.

        Remediation:    The Group appointed a Group Chief Financial Officer who is a qualified accountant with significant accounting knowledge and extensive banking experience having held senior executive positions in the banking industry for many years. Please refer to "Item 6 Directors, Senior Management and Employees" for further details.

        Further, the Bank has made efforts in the hiring of additional personnel with adequate knowledge of the Group's industry and internal control procedures and processes in order to replace those that have resigned; to facilitate the introduction of enhanced manual controls; and to provide training to key finance personnel of the Group on US GAAP and SEC requirements.

        While the previous steps have been taken towards remediating this significant deficiency, Management has determined that as of December 31, 2013, this significant deficiency remains. The remediation efforts will continue during 2014 and our plan includes increasing the headcount of qualified finance personnel with US GAAP knowledge.

        Significant Deficiency:    The Bank relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, the controls over which are dependent on staff with appropriate US GAAP knowledge some of whom resigned as previously discussed.

        Remediation:    The Bank has redesigned its processes and controls with a focus on detailed review procedures of the critical areas of the process for the extraction and processing of the information used to generate the US GAAP financial statements. We have implemented a more structured process to improve the timeliness and accuracy of the independent review procedures and we have established a Bank Steering Committee with a dedicated Project Management Office in August 2013 to lead the Group Finance Process Optimization covering the Group's financial reporting and management information needs, including the assessment and enhancement of the current IT infrastructure.

        While the above steps have been taken towards remediating this significant deficiency, Management has determined that as of December 31, 2013, the steps taken so far do not sufficiently eliminate the weakness. The remediation efforts will continue during 2014 and our plan includes:

  •
  continuing to investigate alternative process automation options aiming to ensure a more effective and less manual processing of the information extracted from the core banking systems in order to generate the US GAAP financial statements;

  •
  establishing a new Group-wide consolidation tool and a financial data warehouse. The Project Management Office has been tasked with overseeing this implementation; and

  •
  completing the Group Finance Process Optimization tasks that have already commenced.

        Other than those changes described above, during the year ended December 31, 2013, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On January 28, 2010, the Bank's Board of Directors appointed Mr. Petros Sabatacakis, an independent non-executive member of the Board of Directors, as the Audit Committee financial expert. Since that time, Mr. Sabatacakis has been reappointed as the Audit Committee financial expert by the Bank's General Meeting of Shareholders. On July 12, 2013 the Repeat General Meeting of Shareholders reappointed Mr. Sabatacakis as the Audit Committee financial expert until the date of the Annual General Meeting of 2014.

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

ITEM 16B    CODE OF ETHICS

        The Bank's Board of Directors, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, from February 2004 has approved a separate Code of Ethics for Financial Professionals, which aims at preventing situations where conflict of interest may arise when the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals was updated in 2012 and is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

        On November 26, 2006, the Bank's Board of Directors approved a Group Code of Ethics (the "Code of Ethics"), which sets out the core principles and values underlying its internal regulations and policies and the conduct of its employees.

        The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of the national, European and international legislation which, accordingly, concern management and employees throughout the Bank and its Group.

        The Code of Ethics applies to all Management and employees of the Bank and the Group, including Independent Associates and Consultants.

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2012 and 2013. The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2012	2013
	(EUR in thousands)
Audit fees	6,085	5,996
Audit-related fees	675	1,250
Tax fees	200	191
All other fees	15	12

Total	6,975	7,449

Audit Fees

        Fees billed for audit services for the years ended December 31, 2012 and 2013 consisted primarily of the audit of the Group's IFRS and the integrated audit of its U.S. GAAP consolidated Financial Statements, including the audit for compliance with the section 404 of Sarbanes Oxley Act, the audit of subsidiaries' statutory Financial Statements, and the tax compliance audits of the Bank and its local subsidiaries.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2012 and 2013 consisted primarily of comfort letter fees, other audit and attest services and system and application control reviews provided either repeatedly or on adhoc basis.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2012 and 2013 consisted primarily of tax advisory, tax planning services and preparation of tax returns.

Other Fees

        In 2012 and 2013, other audit fees related to various advisory services.

        The Audit Committee has implemented a policy as at May 6, 2003 to approve, on a case-by-case basis, all audit related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre-approval guidelines for all allowable non-audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of EUR 20 thousand, as well as for services to NBG Private Equity Ltd regarding the performance of standard agreed upon procedures to audit the exit calculations of Fund investments. These services may be approved by the Group Chief Financial Officer or its delegate and the Audit Committee's approval is obtained at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case-by-case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002.

        All "Audit fees", "Audit related fees" and "Tax fees" for 2012 and 2013 were specifically approved by the Audit Committee. "Audit related fees" and "Tax fees" constituted 9.7% and 2.9%, respectively, of total fees paid to Deloitte in 2012, and 16.8% and 2.6%, respectively, of total fees paid to Deloitte in 2013.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Mr. Charalampos Makkas, who is a member of the Audit Committee, is relying on the exemption available under Rule 10A-3(b)(iv)(E), as he is a representative of the HFSF, which is an affiliate to the Bank.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2010 to the date of this Annual Report, due to its participation in the Hellenic Republic liquidity support plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Regulatory Framework—The Hellenic Republic's Bank Support Plan") the Bank has not purchased any of its own shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2011 amounted to 4,138,170 shares and (4,206,242) shares respectively. Therefore, the balance as at December 31, 2011 of own shares amounted to 6,297 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2012 amounted to 6,071,162 shares and (6,076,383) shares respectively. Therefore, the balance of as at December 31, 2012 of own shares amounted to 1,076 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2013 amounted to 10,167,100 shares and (9,770,521) shares respectively. Therefore, the balance of as at December 31, 2013 of own shares amounted to 397,655 shares.

Tender Offer to buy back American Depositary Shares

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

        As of June 28, 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

        On July 3, 2013, the purchase of the 12,360,169 ADSs was settled by the Bank. Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and canceled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practice, NBG has adopted a Corporate Governance Code which is currently similar to NYSE listing standards and which the Board of Directors is in the process of implementing fully. However, the Bank's corporate governance and board composition has also been directly impacted by the re-capitalization processes that the Bank, like all other Greek lenders, went through as a result of the financial and Eurozone crises. In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

  •
  NBG's Board of Directors is currently composed of fourteen members. Twelve of them are non-executive members, seven of which are independent directors in accordance with NYSE listing requirements. One non-executive member is the representative of the Greek government, as per Greek Law 3723/2008, and another one is the representative of the HFSF, as per Greek Law 3864/2010. The criteria used by the General Meeting of Shareholders to determine formal director independence are set out in the NBG Corporate Governance Code and are very close but not identical to the independence criteria of the NYSE listing requirements.

  •
  The NBG Board of Directors has established a Corporate Governance and Nomination Committee. All of its five members are non-executive directors but only three are independent according to NYSE listing standards. It should be noted that one member is the representative of the Greek state and another one is the representative of the HFSF.

  •
  The Human Resources and Remuneration Committee is composed exclusively of non-executive directors, half (two) of which are independent. It should be noted that one of the members is the representative of the HFSF.

  •
  The Audit Committee is composed of five non-executive directors, four of whom are independent and two are representatives of the Greek state and the HFSF respectively.

For more information on the Bank's Corporate Governance Practices see Item 6, "Directors, Senior Management and Employees".

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from May 13, 2014.
2.1
Deposit Agreement dated as at May 28, 1998, as amended and restated as at January 22, 2010, among National Bank of Greece S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-167117) filed May 27, 2010).
2.2
Form of Deposit Agreement dated as at May 29, 2008, among National Bank of Greece S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-151199) filed May 28, 2008).
8	Subsidiaries of the Bank.
12.1	Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ ALEXANDROS TOURKOLIAS Alexandros Tourkolias Chief Executive Officer

Date: May 15, 2014

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2012 and 2013 and for the
years ended December 31, 2011, 2012 and
2013 and Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2014, expressed an adverse opinion on the Group's internal control over financial reporting because of a material weakness.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2014

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2012	2013	2013
		(EUR in millions)		(USD in millions) (Note 2)
ASSETS
Cash and due from banks	5	2,157	1,968	2,730
Deposits with Central Bank	6	2,886	3,454	4,790
Securities purchased under agreements to resell	7	833	39	54
Interest bearing deposits with banks	8	2,977	3,333	4,623
Trading assets	9	5,469	3,082	4,275
Derivative assets	10	3,693	3,671	5,091
Available-for-sale securities	11	7,091	6,385	8,856
Held-to-maturity securities	11	356	10,360	14,369
Equity method investments	12	188	152	211
Loans (include EUR 181 million and EUR 76 million at December 31, 2012 and 2013, respectively, measured at fair value)	13	74,334	73,235	101,574
Less: Allowance for loan losses		(7,318)	(7,751)	(10,750)

Net loans		67,016	65,484	90,824
Goodwill	14	2,715	2,186	3,032
Software and other intangibles	14	408	333	462
Premises and equipment	15	1,282	1,418	1,967
Accrued interest receivable		743	829	1,149
Other assets (include EUR 306 million and EUR 382 million at December 31, 2012 and 2013, respectively, measured at fair value)	16	3,342	4,013	5,565
Long-lived assets held-for-sale	17	—	134	186

TOTAL ASSETS		101,156	106,841	148,184

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (include EUR 2,955 million and EUR 282 million at December 31, 2012 and 2013, respectively, measured at fair value)	20	88,370	82,175	113,974
Non-interest bearing deposits	20	2,789	3,419	4,742

Total deposits	20	91,159	85,594	118,716
Securities sold under agreements to repurchase	21	1,109	4,738	6,571
Derivative liabilities	10	4,784	3,032	4,205
Other borrowed funds	22	2,027	1,678	2,327
Accounts payable, accrued expenses and other liabilities (includes EUR 4 million and EUR 66 million at December 31, 2012 and 2013, respectively, measured at fair value)	23	3,236	4,087	5,669
Insurance reserves	24	2,517	2,504	3,473
Long-term debt (includes EUR 600 million and EUR 810 million at December 31, 2012 and 2013, respectively, measured at fair value)	25	2,116	2,582	3,581
Liabilities directly associated with long-lived assets held-for-sale	17	—	10	14

Total liabilities		106,948	104,225	144,556

Redeemable non-controlling interest—Temporary equity	34	257	250	347
PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock (25,000,000 and 12,639,831 shares of par value EUR 0.30 each at December 31, 2012 and 2013 respectively and 270,000,000 shares of par value EUR 5.00 each at December 31, 2012 and 2013)		1,358	1,354	1,878
Common stock, par value of EUR 5.00 (shares authorized, issued and outstanding: 956,090,482 and 2,396,785,994 at December 31, 2012 and 2013 respectively)		4,780	719	997
Additional paid-in capital	33	4,079	17,859	24,770
Accumulated surplus / (deficit)		(15,037)	(15,007)	(20,814)
Accumulated other comprehensive loss	42	(1,283)	(2,596)	(3,601)
Treasury stock, at cost (1,076 and 397,655 shares at December 31, 2012 and 2013 respectively)		—	(2)	(3)

Total NBG shareholders' equity		(6,103)	2,327	3,227

Non-controlling interest		54	39	54

Total permanent equity		(6,049)	2,366	3,281

TOTAL LIABILITIES AND EQUITY		101,156	106,841	148,184

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2011	2012	2013	2013
		(EUR in millions)			(USD in millions) (Note 2)
Interest Income:
Loans		5,051	4,966	4,545	6,304
Securities available-for-sale		761	650	364	505
Securities held-to-maturity		123	58	88	122
Trading assets		191	184	124	172
Securities purchased under agreements to resell		32	19	6	8
Interest-bearing deposits with banks		63	30	19	26
Other		39	27	31	43

Total interest income		6,260	5,934	5,177	7,180

Interest Expense:
Deposits		(2,265)	(2,517)	(2,004)	(2,779)
Securities sold under agreements to repurchase		(122)	(60)	(58)	(80)
Other borrowed funds		(25)	(71)	(105)	(146)
Long-term debt		(198)	(81)	(55)	(76)
Other		(2)	(5)	(11)	(15)

Total interest expense		(2,612)	(2,734)	(2,233)	(3,096)

Net interest income before provision for loan losses		3,648	3,200	2,944	4,084
Provision for loan losses	13	(3,703)	(2,322)	(969)	(1,344)

Net interest income/(loss) after provision for loan losses		(55)	878	1,975	2,740

Non-interest income /(loss):
Credit card fees		198	228	207	287
Service charges on deposit accounts		78	97	102	141
Other fees and commissions	27	436	456	493	684
Net trading gain/(loss)	28	(1,877)	(1,366)	297	412
Equity in earnings of investees and realized gains/(losses) on disposal of equity method investments	12	9	15	6	8
Other non-interest income	29	862	917	804	1,115

Total non-interest income / (loss) excluding gains / (losses) on investment securities		(294)	347	1,909	2,647

Net realized gains/(losses) on sales of available-for-sale securities	11	(19)	350	250	347
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)		(9,174)	(410)	(285)	(395)

Net gains / (losses) on available for sale and held to maturity securities		(9,193)	(60)	(35)	(48)

Total non-interest income / (loss)		(9,487)	287	1,874	2,599

Non-interest expense:
Salaries		(1,183)	(1,176)	(1,159)	(1,607)
Employee benefits		(243)	(204)	(359)	(498)
Occupancy expenses		(89)	(83)	(70)	(97)
Equipment expenses		(60)	(59)	(53)	(75)
Depreciation of premises and equipment		(122)	(114)	(111)	(154)
Amortization of intangible assets		(99)	(110)	(100)	(139)
Impairment of goodwill		(419)	(123)	(9)	(12)
Deposit insurance premium		(58)	(49)	(87)	(121)
Other non-interest expense	30	(2,233)	(1,595)	(1,665)	(2,309)

Total non-interest expense		(4,506)	(3,513)	(3,613)	(5,012)

Income / (loss) before income tax		(14,048)	(2,348)	236	327
Income tax expense	31	(459)	(169)	(167)	(232)

Net income / (loss)		(14,507)	(2,517)	69	95

Less: Net loss attributable to the non-controlling interest		(32)	(20)	(32)	(44)

NET INCOME / (LOSS) attributable to NBG shareholders		(14,539)	(2,537)	37	51

Earnings/(loss) per share
Basic EPS	35	(76.62)	(13.36)	0.03	0.04
Diluted EPS	35	(76.62)	(13.36)	0.03	0.04

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2011	2012	2013	2013
		(EUR in millions)			(USD in millions) (Note 2)
Net income/(loss)		(14,507)	(2,517)	69	95
Other comprehensive income / (loss) net of tax:
Foreign currency translation adjustments		(950)	134	(1,326)	(1,839)
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR (875) million in 2011, EUR 133 million in 2012 and EUR (4) million in 2013)		(3,256)	596	(6)	61
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR 4 million in 2011, EUR (70) million in 2012 and EUR (38) million in 2013)		15	(280)	(212)	(294)
Less: Reclassification adjustment for impairment of available-for-sale securities (net of tax benefit of EUR 1,354 million in 2011, EUR 61 million in 2012 and EUR 49 million in 2013)		5,608	251	146	133

Total net (losses)/gains on available-for-sale securities		2,367	567	(72)	(100)

Pension (liability)/asset (net of tax expense/(benefit) of EUR 1 million in 2011, EUR (1) million in 2012 and EUR 3 million in 2013)		29	(32)	36	50

Total other comprehensive income / (loss), net of tax		1,446	669	(1,362)	(1,889)

Comprehensive loss		(13,061)	(1,848)	(1,293)	(1,794)

Less: Comprehensive income attributable to the non-controlling interest		(2)	(34)	17	24
Comprehensive loss attributable to NBG shareholders		(13,063)	(1,882)	(1,276)	(1,770)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2011	2012	2013	2013
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Common Stock:
Balance at beginning of year (956,090,482 of par value EUR 5.0 each at 2011, 2012 and 2013)		4,780	4,780	4,780	6,630
Reduction of par value of the shares from EUR 5.00 to EUR 1.00 per share				(3,824)	(5,304)
Issuance of 270,510,718 shares of par value EUR 1.0 through a rights issue	33	—	—	271	376
Reverse split of the common stock at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of Euro 10.00 per share and reduction of the par value of the shares from EUR 10.00 per share to EUR 0.30 per share				(1,190)	(1,650)
Issuance of 2,274,125,874 shares of par value EUR 0.30 through a rights issue	33	—	—	682	946

Balance at end of year (956,090,482 shares at 2011 and 2012 of par value EUR 5.0 each and 2,396,785,994 at 2013 of par value EUR 0.30 each)		4,780	4,780	719	998

Preferred stock
Balance at beginning of year (25,000,000 shares of par value EUR 0.3 each at 2011, 2012 and 2013 and 70,000,000 shares of par value EUR 5.0 each at 2011 and 270,000,000 shares of par value EUR 5.0 each at 2012 and 2013)		358	1,358	1,358	1,883
Issuance of preference shares (200,000,000 of par value EUR 5.0 each)		1,000	—	—	—
Purchase of the 12,360,169 preference shares				(4)	(6)

Balance at end of year (25,000,000 shares of par value EUR 0.3 each at 2011 and 2012 and 12,639,831 shares of par value EUR 0.3 each at 2013 and 270,000,000 shares of par value EUR 5.0 each at 2011, 2012 and 2013)		1,358	1,358	1,354	1,877

Additional Paid-in Capital:
Balance at beginning of year		3,883	4,090	4,079	5,657
Issuance of 270,510,718 shares through a rights issue		—	—	2	3
Issuance of 2,274,125,874 shares through a rights issue	33	—	—	9,074	12,585
Issue costs for the issuance of 270,510,718 and 2,274,125,874 shares in 2013, net of tax		—	—	(176)	(244)
Reduction of par value per share		—	—	5,014	6,954
Repurchase of 12,360,169 preference shares				(135)	(187)
Loss on sales of treasury stock (net of tax (expense)/benefit of EUR 1 million in 2011		(4)	(1)	—	—
Issue costs net of tax in 2011 from the issuance of 200,000,000 preference shares		(9)	—	—	—
Purchase of subsidiaries shares from non-controlling interest	4	220	(10)	1	1

Balance at end of year		4,090	4,079	17,859	24,769

Accumulated Surplus/(deficit):
Balance at beginning of year		2,022	(12,547)	(15,037)	(20,856)
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	34	(30)	47	(7)	(10)
Net income/(loss) attributable to NBG shareholders		(14,539)	(2,537)	37	51

Balance at end of year		(12,547)	(15,037)	(15,007)	(20,815)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2011	2012	2013	2013
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Accumulated Other Comprehensive Income/ (Loss)—net of tax:	42
Balance at beginning of year		(3,386)	(1,939)	(1,283)	(1,779)
Net change in fair value of securities available-for-sale		2,372	557	(64)	(89)
Foreign currency translation adjustments		(925)	130	(1,285)	(1,782)
Pension liability		29	(31)	36	50
Acquistion and disposal of subsidiaries shares from non-controlling interest		(29)	—	—	—

Balance at end of year		(1,939)	(1,283)	(2,596)	(3,600)

Treasury Stock, at Cost*:
Balance at beginning of year (74,369, 6,297 and 1,076 shares at 2011, 2012 and 2013 respectively)		(5)	—	—	—
Sale of treasury stock (4,206,242, 6,076,383 and 9,770,521 shares during 2011, 2012 and 2013 respectively)		173	121	45	62
Purchase of treasury stock (4,138,170, 6,071,162 and 10,167,100 shares during 2011, 2012 and 2013 respectively)		(168)	(121)	(47)	(65)

Balance at end of year (6,297, 1,076 and 397,655 shares at 2011, 2012 and 2013 respectively)		—	—	(2)	(3)

Total NBG shareholders' equity		(4,258)	(6,103)	2,327	3,226

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		822	71	54	75
Net income/(loss)		19	(7)	(1)	(1)
Foreign currency translation adjustments		(3)	1	(2)	(3)
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		(767)	(11)	(12)	(17)

Balance at end of year		71	54	39	54

Total permanent equity		(4,187)	(6,049)	2,366	3,280

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		266	283	257	356
Net income		13	27	33	46
Net change in fair value of securities available-for-sale		(5)	10	(8)	(11)
Foreign currency translation adjustments		(22)	4	(39)	(54)
Capital Contribution		2	—	—	—
Redemption of redeemable NCI		—	(25)	—	—
Changes in the redemption amount of redeemable NCI		29	(42)	7	10

Balance at end of year		283	257	250	347

Total temporary equity		283	257	250	347

*
The adjustment of the reverse split of the common stock at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of Euro 10.00 per share is applied retrospectively to all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2011	2012	2013	2013
		(EUR in millions)		(USD in millions) (Note 2)
Cash flows from Operating Activities:
Net income/(loss)	(14,507)	(2,517)	69	95
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	3,703	2,322	969	1,344
Net (gain)/loss on sale of premises and foreclosed assets	(9)	12	—	—
Net realized (gain) / loss on sales of available-for-sale securities	19	(350)	(250)	(347)
Other Than Temporary Impairment of AFS and HTM securities	9,174	410	285	395
Equity in earnings of equity method investees	(9)	(15)	1	1
Depreciation of premises and equipment	122	114	111	154
Amortization of software and other intangibles	99	110	100	139
Impairment of goodwill	419	123	9	12
Impairment of equity method investments	2	1	5	7
Pension liability	31	33	220	305
Provision for deferred income taxes	306	(36)	(34)	(47)
Net gains on the disposal of subsidiaries	—	(158)	—	—
Net (gain) / loss from changes in the fair value of financial instruments designated at fair value	(38)	15	217	301
Gain on debt extinguishment	(8)	(9)	—	—
Gain from bargain purchase on business combination	—	—	(208)	(288)
Other non cash items including provisions for contingencies and impairment of other assets	181	(27)	(39)	(54)
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	385	(787)	658	913
Accrued interest receivable	40	32	(86)	(119)
Other assets	(357)	(327)	(398)	(552)
Accounts payable, accrued expenses and other liabilities	(125)	(461)	(550)	(763)
Insurance reserves	229	(196)	(13)	(18)

Cash flows provided by/(used in) operating activities	(343)	(1,711)	1,066	1,478
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(10,022)	(7,611)	(7,622)	(10,571)
Sales proceeds	7,680	7,863	5,192	7,201
Maturities, prepayments and calls	3,964	2,226	2,534	3,515
Activities in held-to-maturity securities:
Purchases	(201)	(637)	(983)	(1,363)
Maturities, prepayments and calls	321	600	604	838
Acquisition of subsidiaries	—	—	561	778
Disposal of subsidiaries	—	37	19	26
Purchases of premises and equipment and intangibles	(144)	(133)	(200)	(277)
Proceeds from sales of premises and equipment and intangibles	21	4	2	3
Disposals/(acquisitions) of equity investments	(2)	(14)	—	—
Net cash provided by (used in):
Deposits with central bank	63	13	(525)	(728)
Loan origination and principal collections	2,683	(322)	3,630	5,035
Securities purchased under agreements to resell	(527)	(160)	795	1,103
Interest bearing deposits with banks	2,542	791	(340)	(472)
Other	(76)	(111)	—	—

Cash flows provided by / (used in) investing activities	6,302	2,546	3,667	5,088

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2011	2012	2013	2013
	(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	196	519	480	666
Principal repayments and retirements of long-term debt	(1,145)	(1,033)	(274)	(380)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 1 million in 2011, EUR 10 million in 2012, and EUR 239 million in 2013)	(1)	(10)	840	1,165
Repurchase of preference shares	—	—	(119)	(165)
Purchases of treasury stock	(168)	(121)	(47)	(65)
Proceeds from sales of treasury stock	168	120	45	62
Acquisition of and increase of controlling interest in subsidiary companies	(43)	(38)	(8)	(11)
Sale of Real Estate accounted for as financing obligation	2	—	544	755
Capital contribution by non-controlling interest holders	2	—	—	—
Dividends paid	(24)	—	—	—
Deposits	(2,175)	(750)	(9,925)	(13,766)
Securities sold under agreements to repurchase	(2,236)	(194)	3,629	5,033
Other borrowed funds	(186)	1,101	15	21

Cash flows provided by /(used in) financing activities	(5,610)	(406)	(4,820)	(6,685)
Effect of exchange rate change on cash and due from banks	(66)	9	(102)	(143)
Net increase/(decrease) in cash and due from banks	283	438	(189)	(262)
Cash and due from banks at beginning of year	1,436	1,719	2,157	2,992

Cash and due from banks at end of year	1,719	2,157	1,968	2,730
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	128	124	203	282
Interest	2,352	2,625	2,101	2,914
Supplemental schedule of non cash investing and financing activities:
Share capital increase of EUR 271 million through share exchange (see Note 33)	—	—	271	376
Share capital increase of EUR 9,756 million out of which EUR 8,677 million through subscription in kind (see Note 33)	—	—	8,677	12,035
Acquisition of business (see Note 4)	—	—	462	641
Fair value of interest retained (49%) in the former subsidiary Finans Pension (see Note 4)	—	104	—	—
Issuance of 200,000,000 preference shares of par value EUR 5.0 each (see Note 33)	1,000	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank") is a commercial bank and was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and its subsidiaries (the "Group") provide a wide range of financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, Turkey, UK, South Eastern Europe which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as of December 31, 2013, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Wednesday, April 30, 2014 which was EUR 0.7210 to USD 1.00 (EUR 0.7251 to USD 1.00 on December 31, 2013).

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

        Going concern—Act 13/28.03.2013 issued by the Executive Committee of the Bank of Greece established new limits for Core Tier I (CT1) ratio and Common Equity ratio at 9% and 6% respectively. The Act also introduced a cap on the recognition on Deferred Tax Asset in CT1 ratio, set at 20% of CT1. This cap was removed by Act 36/23.12.2013 issued by the Executive Committee of the Bank of Greece on December 31, 2013.

        As at December 31, 2013, the Group's CT1 ratio has increased to 10.3%, (December 31, 2012: 7.8%) following:

  •
  2013 profit for the period attributable to NBG shareholders, based on IFRS, of EUR 809 million, which was aided by the improving economic environment in Greece; and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  certain actions completed by Management, such as the transfer of a 66.0% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares.

        Although, the Domestic segment deposits in Greece, increased by EUR 4.6 billion in 2013 (from EUR 38.5 billion in 2012 to EUR 43.1 billion in 2013), the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. However, as of March 13, 2014, the funding from European Central Bank's ("ECB") has decreased to EUR 19 billion (December 31, 2012: EUR 30.9 billion) all of which was through ECB's Regular Open Market Operations. Furthermore, as of December 31, 2013, additional financial assets of nominal value EUR 29.7 billion (December 31, 2012: EUR 18.0 billion) were available for further liquidity.

        Based on the above, Management has concluded that the going concern principle is appropriate.

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

        Subsequent events—All material events that occurred after the latest balance sheet date and before these were issued, have been either recognized or disclosed in the Notes to the consolidated financial statements.

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

        The Group conducts and documents periodic reviews of all securities with unrealized losses to evaluate whether an Other-than-Temporary-Impairment (OTTI) exists. Any credit related OTTI related to debt securities that the Group does not plan to sell and is not likely to be required to sell, is recognized in income statement as unrealized losses, with the non-credit related OTTI retained in accumulated other comprehensive income/(loss). For other impaired debt securities and equity securities, the entire OTTI is recognized in earnings as unrealized losses.

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

        When the Group lacks that intent or ability, the security's decline in fair value is deemed to be other than temporary and is recorded in income statement. Available-for-sale equity securities deemed to be other-than-temporarily impaired are written down to fair value, with the full difference between fair value and cost recognized in earnings.

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

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as either hedging or as a freestanding derivative instrument. At December 31, 2013 and 2012 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading profit/(loss).

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

        Offsetting—Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Equity method investments—Equity investments in which the Group exercises significant influence but does not control, are initially recorded at cost and the carrying amount of the investments is adjusted to recognize the Group's share of the profit or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill, if any, is included in the determination of the Group's net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

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

        Investments in purchased loans or group of loans include the amount paid to the seller plus any fees paid or less any fees received. All other costs incurred in connection with acquiring purchased loans or committing to purchase loans are charged to expense as incurred. When the initial investment differs from the related loan's principal amount at the date of purchase, the difference is recognized as an adjustment of yield over the life of the loan.

        Purchased loans with evidence of credit quality deterioration for which it is probable that the Group will not receive all contractually required payments receivable are accounted for as purchased credit impaired loans ("PCI loans"). The excess of the cash flows expected to be collected on PCI loans, measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan using a level yield methodology.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As described in Note 13 the Group has elected fair value accounting for certain loans. Such loans are carried at fair value with changes in fair value reported in income statement.

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

        The fair value disclosures are presented in Note 36 . The levels of hierarchy with respect to the fair values are the following:

        Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain government securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

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

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The Group has an option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. If, after assessing the totality of events or circumstances, the Group determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Group determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Group is required to perform the first step of the two-step goodwill impairment test. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets subject to amortization are amortized on a straight-line basis over the period benefited, using an estimated range of anticipated lives, not exceeding a period of 20 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

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

        Sale and leaseback transactions—We account for sale-leaseback transactions as financings. Accordingly, we record certain of the assets subject to these transactions on our consolidated balance sheets in property and equipment and the related sales proceeds as financing obligations. Payments on the leases are recognized as interest expense and a reduction of the related obligations.

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

        For additional information on certain of our VIEs, see Note 13.

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

        The Group establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with U.S.GAAP and applicable actuarial standards. For long duration contracts, principal assumptions used in the establishment of liabilities for future policy benefits are future investment yields, mortality, expenses, options and guarantees, morbidity and termination rates at the time of inception of insurance contracts. Original assumptions are adjusted to reflect actual experience and may require the establishment of premium deficiency reserve. Revised assumptions reflect estimates of future monetary inflation, medical inflation, the swap rate of bonds as at the end of each reporting period and recent experience concerning risk factors mentioned above. An appropriate discount factor is used. Premium deficiency reserve may also be established for short duration contracts to provide for expected future losses. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. Changes in the premium deficiency reserve are recognized in the period in which the changes occur. The liability for policy benefits for universal life type contracts is calculated as the balance accrued to the benefit of the policyholders at the reporting date and the amount necessary to cover any loss expected to incur due to guarantees offered to policyholders at maturity of the contract.

        The Group incurs costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts, including

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

commissions and other incremental direct costs of contract acquisition, are capitalized recognized in other assets. All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred. Deferred acquisition costs are amortized over the terms of the insurance policies.

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

        Normally, dividends are declared and paid in the year subsequent to the reporting period. Banks participating in the plan were allowed to distribute dividends, for 2010 and 2011, only in the form of shares; however, these could not be treasury shares, in accordance with Greek Law 3965/2011 and Greek Law 4063/2012, respectively. No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 28, 2012, and the Repeat General Meeting of the Bank's shareholders held on July 12, 2013, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        The restrictions of Greek Law 3723/2008 regarding the distribution of dividends apply by analogy to the Bank as a result of its participation in the recapitalization framework of Greek Law 3864/2010. In addition, for so long as the Bank participates in the recapitalization framework of Greek Law 3864/2010, HFSF's representative who sits on the Bank's Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding, inter alia, the distribution of dividends and remunerations.

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

        Accumulated other comprehensive income/(loss) (Accumulated OCI)—The Group records unrealized gains and losses on AFS Securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on Pension and Postretirement plans and foreign currency translation adjustments in Accumulated OCI, net of tax. Gains and losses on AFS Securities are reclassified to income statement as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to income statement at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to income statement upon the substantial sale or liquidation of investments in foreign operations.

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

Recently adopted accounting pronouncements

        In December 2011, the FASB issued ASU 2011-10, "Derecognition of in Substance Real Estate—a Scope Clarification", which requires that when a parent (reporting entity) ceases to have a controlling

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this Update are effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The Group applied the above ASU and there was no impact to the financial statements.

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities", which requires the disclosure of information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

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

        The amendments in ASU 2011-11 and ASU 2013-01 are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and must be applied retrospectively for all periods presented that begin before an entity's date of initial adoption of the requirements. The Group has applied these amendments and the required new disclosures are included in Note 38.

        In July 2012, the FASB issued ASU 2012-02, "Testing Indefinite—Lived Intangible Assets for Impairment", which provides the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite—lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite—lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite—lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite—lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

after September 15, 2012. The implementation of this guidance did not have a significant impact on the Group's financial position or results of operations.

        In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", which require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross—reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These amendments are effective prospectively for reporting periods beginning on or after December 15, 2012. The Group has applied these amendments and the required new disclosures are included in Note 42.

Recently issued accounting pronouncements

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

        In July 2013, the FASB issued ASU 2013-11 "Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists". An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carry-forward, except as follows. To the extent a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group has not applied these amendments.

        In January 2014, the FASB issued ASU 2014-04 "Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure". The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply the amendments in this Update by means of a cumulative-effect adjustment to residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. Assets reclassified from real estate to loans as a result of adopting the amendments in this Update should be measured at the carrying value of the real estate at the date of adoption. Assets reclassified from loans to real estate as a result of adopting the amendments in this Update should be measured at the lower of the net amount of loan receivable or the real estate's fair value less costs to sell at the time of adoption. For prospective transition, an entity should apply the amendments in this Update to all instances of an entity receiving physical possession of residential real estate property collateralized by consumer mortgage loans that occur after the date of adoption. Early adoption is permitted. The Group has not applied these amendments.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  a)
  On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of 2.22 EUR per share, issued by Eurobank Ergasias S.A. ("Eurobank") at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Market Committee ("HCMC") on January 10, 2013 and completed on February 15, 2013. As of the date of completion of the Tender Offer on February 15, 2013, 84.4% of Eurobank's shareholders had tendered their shares pursuant to the Tender Offer. As a result 271 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to EUR 273 million and was based on the closing price of NBG's share on the ATHEX on February 15, 2013. The related acquisition costs amounted to EUR 17 million.

        The following table presents the consolidated balance sheet of Eurobank as of December 31, 2012, prepared under IFRS, as extracted without modification from the audited financial statements published on March 30, 2013 as there was no more recent financial information near to the acquisition date.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

EUROBANK ERGASIAS S.A Consolidated Balance Sheet	At December 31, 2012
(EUR in millions)
ASSETS
Cash and balances with central banks	2,065
Loans and advances to banks	4,693
Financial instruments at fair value through profit or loss	710
Derivative financial instruments	1,888
Loans and advances to customers	43,171
Investment securities	9,469
Property, plant and equipment	1,306
Intangible assets	406
Deferred tax asset	2,106
Other assets	1,839

Total assets	67,653

LIABILITIES
Due to central banks	29,047
Due to other banks	2,772
Derivative financial instruments	2,677
Due to customers	30,752
Debt issued and other borrowed funds	1,365
Other liabilities	1,695

Total liabilities	68,308

EQUITY
Ordinary share capital	1,222
Share premium	1,451
Other reserves	(4,922)
Preference shares	950
Preferred securities	367
Non controlling interest	277
Total	(655)

Total equity and liabilities	67,653

Source: Audited financial information as issued on March 30, 2013

        The goodwill arising from the acquisition amounted to EUR 2,171 million which measured as the excess of the aggregate of: (i) the fair value of consideration transferred (EUR 273 million) which was the fair value of NBG shares issued, (ii) the fair value of the non-controlling interests and the net assets of Eurobank attributable to its ordinary shareholders as of December 31, 2012 (EUR (2,249) million).

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

        On April 22, 2013, Eurobank's board of directors announced that it would propose at the general shareholders meeting on April 30, 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On April 30, 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the Hellenic Financial Stability Fund ("HFSF") completed on May 31, 2013, led to the Bank's shareholding in Eurobank being reduced to 1.2%, with the HFSF having full voting rights for the Eurobank shares it acquired. In any case, according to the applicable Greek legislation, the shares owned by the HFSF in both banks (regardless whether the 10% of private sector participation during the recapitalization was achieved or not) bear full voting rights (article 7a par. 1 Greek Law 3864/2010) with respect to the approval of significant corporate actions, such as the merger procedure, and hence NBG cannot complete the merger with Eurobank without a consenting vote by the HFSF.

        As a result of the above, the Bank was not able to complete the PPA and its investment in Eurobank is accounted for as an AFS investment. The fair value of the investment in Eurobank immediately after recapitalization amounted to EUR 181 million and was the initial balance of Eurobank as an AFS investment. The difference between the initial balance of Eurobank as an AFS investment and the fair value of NBG shares issued to acquire Eurobank amounted to loss of EUR 92 million and was recognised in the consolidated statement of income and comprehensive income within the "Other-Than-Temporary-Impairment (of which NIL was recognised in OCI)" line item. The subsequent decrease in the fair value of the investment in Eurobank amounted to EUR 173 million and has also been recognized in the income statement as OTTI as of December 31, 2013.

  b)
  On February 15, 2013 NBG Pangaea REIC acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29,900 sq.m. on a plot of total area 35,670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to EUR 56 million in cash. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of business of NBG Pangaea REIC in order to increase its presence in the real estate market.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The following table summarises the fair value of assets and liabilities of KARELA S.A. as of the date of acquisition which is February 15, 2013.

KARELA S.A.	February 15, 2013
(EUR in millions)
ASSETS
Due from banks	3
Investment property	122
Other assets	1

Total assets	126

LIABILITIES
Due to banks	55
Derivative financial instruments	4
Other liabilities	10

Total liabilities	69

Net assets	57
  c)
  On May 10, 2013 the Bank, acquired, free of any consideration, selected assets and liabilities of FBB which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee. The difference between the transferred assets and liabilities ("funding gap") amounted to EUR 457 million and was covered by HFSF by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to EUR 462 million.

  d)
  On July 26, 2013 the Bank acquired, free of any consideration, selected assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee. The difference between the transferred assets and liabilities amounted to EUR 563 million and was covered by HFSF by contributing to the Bank cash equal to the funding gap.

        As the Bank acquired FBB's and Probank's network of 19 and 112 branches, respectively, with the personnel and operations, that is customers transactions, deposits and loans, each transaction is considered as an acquisition of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of ASC 805 "Business combinations".

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The following tables summarises the fair value of assets acquired, liabilities assumed, as determined by the Bank, and the non-controlling interest at the acquisition date of FBB and Probank:

FBB	May 10, 2013
(EUR in millions)
ASSETS
Due from banks (Central Bank included)	46
Loans and advances to customers	779
Investment securities	58
Property and equipment	8
Other assets	49
Fair value of EFSF bonds received from HFSF (funding gap)	462

Total assets	1,402

LIABILITIES
Due to banks (Central Bank included)	309
Due to customers	1,066
Other liabilities	4

Total liabilities	1,379

Negative goodwill	23

        The gross contractual amounts of loans and advances to customers, at the acquisition date, amounted to EUR 1,093 million. At the acquisition date the amount not expected to be collected was EUR 314 million.

        The Bank of Greece with its decision 13/7.11.2013 finalised the valuation of the transferred assets and liabilities of FBB and determined the difference (funding gap) to EUR 457 million. HFSF covered the aforesaid difference by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to EUR 462 million. The gain "negative goodwill" of EUR 23 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the fair value of EFSF bonds received, was recognised directly in the income statement within the "Other non-interest income" line item.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

Probank	July 26, 2013
(EUR in millions) Group
ASSETS
Cash and balance with central bank	60
Due from banks	22
Loans and advances to customers	2,152
Investment securities	240
Property and equipment	30
Other assets	148
Cash received from HFSF (funding gap)	563

Total assets	3,215

LIABILITIES
Due to banks	18
Due to customers	2,983
Other liabilities	26

Non-controlling interest	3

Total liabilities & non-controlling interest	3,030

Negative goodwill	185

        The gross contractual amounts of loans and advances to customers, at the acquisition date, amounted to EUR 2,447 million. At the acquisition date, the amount not expected to be collected was EUR 422 million.

        The Bank of Greece with its decision 15/30.12.2013 finalised the valuation of the transferred assets and liabilities of Probank and determined the difference (funding gap) to EUR 563 million. HFSF covered the aforesaid difference by contributing to the Bank cash equal to the funding gap. The gain "negative goodwill" of EUR 185 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the cash received, was recognised directly in the income statement within the "Other non-interest income" line item.

  e)
  On November 25, 2013, the Bank, after obtaining the consent of the HFSF and approval by the European Commission's Directorate General for Competition ("DG Comp"), agreed with Invel Real Estate (Netherlands) II BV to transfer a 66% participation interest out of the 100% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of EUR 653 million, of which EUR 74 million relates to contribution in kind (property of fair value EUR 68 million and receivables of fair value EUR 6 million). The majority of the properties held by NBG Pangaea REIC are leased by NBG.

        On December 30, 2013, after obtaining the approval of all regulatory authorities (including HCMC & HFSF), the above transaction was completed. NBG retains a 34% stake in NBG Pangaea REIC however; following the accounting guidance of ACS 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ACS 360-20 "Real Estate Sales" continues to consolidate NBG Pangaea REIC and did not recognize any profit on the sale of 66% to Invel.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  f)
  During 2012, Finansbank acquired 32.86% of Finans Investment Trust for total consideration of TL 6 million. After this transaction the Group owns 83.3% of the entity.

  g)
  During 2012, Finansbank acquired 4.61% of Finans Leasing for total consideration of TL 22 million. After this transaction the Group owns 95.3% of the entity;

  h)
  On March 15, 2012, the Bank acquired 10.2% of Banca Romaneasca from European Bank for Reconstruction and Development ("EBRD") through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26 million. After this transaction the Group owns 99.3% of the entity;

  i)
  On November 9, 2012, the disposal of 51.0% of shares of Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a cash consideration of TL203 million. Finansbank retained the remaining 49.0% and it was agreed to operate Cigna Finans Pension through a formation of a 51.0% / 49.0% Joint Venture. The total consideration received and the gain on disposal of Cigna Finans Pension are analyzed as follows:

(EUR in millions)
Gain on disposal of Cigna Finans Pension
Total cash consideration	88
Plus: Fair value of interest retained	104
Less: Net assets derecognized	(30)
Less: Expenses	(5)

Gain	157

        The gain is included in the caption of the income statement "Other non-interest income".

        The portion of the gain related to the remeasurement of the investment retained in the former subsidiary amounted to EUR 89 million and was determined as follows:

(EUR in millions)
Fair value of interest retained (49%)	104
Less: 49% of net assets derecognized (30 × 49%)	(15)

Portion of gain	89

        The fair value of the 49.0% interest retained in Finans Pension, was determined by reference to the cash consideration received for the 51.0% disposed of, taking also into consideration the fact that Finansbank is entitled to dividends from Finans Pension in excess of its 49.0% shareholding, provided certain performance thresholds are achieved.

  j)
  During 2011, Finansbank disposed of 20.9% of its participation in Finans Investment Trust for TL 5 million. After this transaction the Group owns 52.1% of the entity;

  k)
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

  n)
  On June 29, 2011, the Bank acquired 49.9% of CPT Investments Ltd from Credit Suisse A.G. The total consideration amounted to EUR 588 million of which amount of EUR 43 million was paid in cash. The remaining amount of EUR 545 million related to waive of debt from Credit Suisse A.G. After this acquisition the Bank holds the 100% of CPT Investments Ltd;

        The schedule below presents the effect of changes in NBG Group's ownership interest in its subsidiaries on NBG Group's equity at December 31, comprised:

	2011	2012	2013
	(EUR in milions)
Net income / (loss) attributable to NBG shareholders	(14,539)	(2,537)	37

Transfers (to) / from the non-controlling interest
Increase in NBG's paid-in-capital for purchase of 49.9% of CPT Investments Ltd	217	—	—
Decrease in NBG's paid-in-capital for purchase of 10.2% of Banca Romaneasca	—	(7)	—
Increase / (decrease) in NBG's paid-in-capital duo to minor changes in participations in other subsidiaries	2	(3)	—

Net transfers to / from non-controlling interest	219	(10)	—

Change from net income attributable to NBG shareholders and transfers (to) / from non-controlling interest	(14,320)	(2,547)	37

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2012	2013
	(EUR in millions)
Current accounts with banks	537	374
Cash and similar items	1,135	1,205
Current account with central bank	475	355
Other	10	34

Total	2,157	1,968

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits equal to 1% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB at 0.25% as at December 31, 2013 while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has sold or re-pledged as at December 31, 2012 and 2013, NIL and EUR 72 million, respectively, of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2012	2013
	(EUR in millions)
Placements in EUR	2,536	3,013
Placements in other currencies	441	320

Total	2,977	3,333

Maturity analysis:
Up to 3 months	2,514	2,907
From 3 months to 1 year	46	9
Over 1 year	417	417

Total	2,977	3,333

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2012	2013
	(EUR in millions)
Debt securities issued by other governments and public sector entities	256	455
Greek treasury bills	3,222	2,086
Foreign treasury bills	1,663	126
Debt securities issued by Greek financial institutions	41	—
Debt securities issued by foreign financial institutions	210	342
Corporate debt securities issued by Greek companies	18	20
Corporate debt securities issued by foreign companies	9	13
Equity securities issued by Greek companies	30	26
Equity securities issued by foreign companies	8	7
Mutual fund units	12	7

Total	5,469	3,082

        Net unrealized losses on trading assets (debt and equity) of EUR 714 million, EUR 60 million and EUR 126 million were included in net trading gains/(loss) during 2011, 2012 and 2013, respectively.

        Trading assets include securities that are pledged as collateral of EUR 926 million and EUR 2,470 million as at December 31, 2012 and 2013, respectively.

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

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts (which include the maximum exposure to credit risk) at December 31, 2012 and 2013 of the Group's derivative

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held.

Derivative Assets(1)

	2012		2013
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	5,820	314	8,432	1,092
Financial futures	67	3	864	1
Foreign exchange swaps	1,737	14	1,085	13
Forward rate agreements	125	1	4	3
Interest rate swaps	22,002	3,249	20,686	2,351
Options	6,475	74	6,105	128
Outright foreign exchange forwards	661	11	765	39
Credit Derivatives	15	—	—	—
Other	4,111	27	3,703	44

Total	41,013	3,693	41,644	3,671

Derivative Liabilities(1)

	2012		2013
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	6,327	327	4,561	319
Financial futures	1,730	5	185	4
Foreign exchange swaps	1,462	17	3,783	108
Forward rate agreements	65	1	35	—
Interest rate swaps	24,194	4,335	21,719	2,473
Options	2,631	67	2,342	88
Outright foreign exchange forwards	564	6	667	37
Credit Derivatives	321	26	322	3

Total	37,294	4,784	33,614	3,032

(1)
Includes both long and short derivative positions.

        Credit derivative liabilities at December 31, 2012 and December 31, 2013 relate to a guarantee for the non-payment risk of the Hellenic Republic.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading gain / (loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2011, 2012 and 2013 and are analyzed as follows:

	2011	2012	2013
	Net gain/(losses)	Net gain/(losses)	Net gain/(losses)
	(EUR in millions)
Interest rate swaps and cross currency interest rate swaps	(1,589)	(945)	697
Financial futures	(92)	(76)	(9)
Foreign exchange swaps	(10)	(42)	(34)
Forward rate agreements	4	(3)	(1)
Options	416	(6)	68
Outright foreign exchange forwards	96	(68)	(71)
Credit Derivatives	—	(26)	24
Other	—	25	(30)

Total	(1,175)	(1,141)	644

        Occasionally, the Group uses credit derivatives such as CDS and total return swaps in managing risks of the Group's bond portfolio and other cash instruments. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of the reference entity to meeting contractual obligations and debt restructuring of the reference entity. These triggers also apply to credit default protection sold. The Group uses credit derivatives to mitigate borrower-specific exposure as part of the Group's portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Group's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Group has credit exposure. As at December 31, 2012 and 2013, the potential maximum loss for the credit contracts sold amounted to EUR 664 million and EUR 693 million against which the Group held cash collateral equal to EUR 2 million and NIL respectively. As at December 31, 2013, credit contracts sold comprise of a written guarantee of EUR 322 million with respect to the non-payment risk of the Hellenic Republic. The management of the Bank believes the probability of the respective contract on which the Group provides protection will default is remote. Therefore, the disclosed notional amount overstates the Group's realistic exposure. As at December 31, 2013, the fair value of the respective derivative liability amounted to EUR 3 million with a remaining time to maturity of around 26 years.

        As at December 31, 2012 and 2013, "Other" under derivative assets includes a warrant instrument linked to Greek GDP that was received in the context of the PSI (see Note 11). The fair value of the respective instrument at December 31, 2012 and 2013, amounted to EUR 28 million and EUR 41 million and corresponded to an outstanding notional amount of EUR 4.1 billion and EUR 3.5 billion respectively. The holders of the specific instrument are not entitled to receive principal whereas any payments, made on October 15 of every year, starting from 2015 with the final payment

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

date in 2042, are contingent upon and determined on the basis of the performance of the GDP of the Hellenic Republic. Payments cannot exceed 1% of the notional held for any reference date.

        Cash inflows and outflows related to derivative instruments are included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2011, 2012, and 2013.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps ("CDS") rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2011, 2012 and 2013 amounted to a cumulative gain of EUR 159 million, EUR 77 million and EUR 30 million, respectively. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, apart from the Hellenic Republic, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2012 and at December 31, 2013, the Group held cash and securities collateral of EUR 395 million and EUR 941 million and posted cash and securities collateral of EUR 2,115 million and EUR 1,447 million in the normal course of business under derivative agreements.

        In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2013, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin basis, the additional amount that would be required to settle the position is a two day change in the mark to market of the instrument which as of December 31, 2012 and 2013, amounted to EUR 12 million and EUR 7 million, respectively.

NOTE 11:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	1,641	84	(43)	1,682
Debt securities issued by other governments and public sector entities	3,316	176	(3)	3,489
Foreign treasury bills	318	—	(2)	316
Corporate debt securities issued by companies incorporated in Greece	568	1	(82)	487
Corporate debt securities issued by companies incorporated outside Greece	534	15	(42)	507
Equity securities issued by companies incorporated in Greece	56	32	—	88
Equity securities issued by companies incorporated outside Greece	19	8	—	27
Mutual Fund units	460	36	(1)	495

Total available-for-sale securities	6,912	352	(173)	7,091

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	1,843	120	—	1,963
Debt securities issued by other governments and public sector entities	2,710	34	(88)	2,656
Greek treasury bills	157	—	—	157
Foreign treasury bills	340	—	—	340
Corporate debt securities issued by companies incorporated in Greece	416	27	(34)	409
Corporate debt securities issued by companies incorporated outside Greece	463	18	(20)	461
Equity securities issued by companies incorporated in Greece	73	35	(1)	107
Equity securities issued by companies incorporated outside Greece	9	10	—	19
Mutual Fund units	242	32	(1)	273

Total available-for-sale securities	6,253	276	(144)	6,385

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2012. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Greek government bonds	3	—	1,341	(43)	1,344	(43)
Debt securities issued by other governments and public sector entities	345	(3)	8	—	353	(3)
Foreign treasury bills	51	(2)	—	—	51	(2)
Corporate debt securities issued by companies incorporated in Greece	40	—	377	(82)	417	(82)
Corporate debt securities issued by companies incorporated outside Greece	27	(2)	203	(40)	230	(42)
Mutual Fund units	47	(1)	1	—	48	(1)

Total available-for-sale securities	513	(8)	1,930	(165)	2,443	(173)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2013. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Debt securities issued by other governments and public sector entities	1,254	(85)	196	(3)	1,450	(88)
Corporate debt securities issued by companies incorporated in Greece	3	(1)	105	(33)	108	(34)
Corporate debt securities issued by companies incorporated outside Greece	125	(3)	179	(17)	304	(20)
Equity securities issued by companies incorporated in Greece	6	(1)	1	—	7	(1)
Mutual Fund units	12	(1)	4	—	16	(1)

Total available-for-sale securities	1,400	(91)	485	(53)	1,885	(144)

        The scheduled maturities of available-for-sale securities at December 31, 2012 and 2013 were as follows:

	2012		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	1,014	1,018	2,502	2,547
Due from one to five years	3,552	3,519	1,800	1,817
Due from five to ten years	1,188	1,283	974	939
Due after ten years	623	661	653	683

Total debt securities	6,377	6,481	5,929	5,986
Equity securities and mutual fund units	535	610	324	399

Total	6,912	7,091	6,253	6,385

        Available for sale securities include securities that are pledged as collateral of EUR 1,992 million and EUR 3,229 million as at December 31, 2012 and 2013, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following tables present the net gains / (losses) on available-for-sale securities and OTTI on available-for-sale and held-to-maturity securities for 2011, 2012 and 2013.

	2011	2012	2013
	(EUR in millions)
Gross realized gains on sales of available for sale securities
Greek government bonds	83	382	12
Debt securities issued by other governments and public sector entities	22	31	72
Corporate debt securities	13	8	109
Equity securities	2	2	57
Mutual fund units	12	15	49

Total gross realized gains on sales of available for sale securities	132	438	299

Gross realized losses on sales of available for sale securities
Greek government bonds	(142)	(73)	(3)
Debt securities issued by other governments and public sector entities	(7)	(11)	(3)
Corporate debt securities	(1)	—	(15)
Equity securities	(1)	(1)	(23)
Mutual fund units	—	(3)	(5)

Total gross realized losses on sales of available for sale securities	(151)	(88)	(49)

Net realized gains / (losses) on sales of available for sale securities	(19)	350	250

Other-Than-Temporary-Impairment
OTTI of Greek government bonds	(8,771)	(378)	—
Debt securities issued by other governments and public sector entities	—	(6)	—
Corporate debt securities	(143)	(10)	(11)
Equity securities	(223)	(16)	(274)
Mutual fund units	(37)	—	—

Total Other-Than-Temporary-Impairment	(9,174)	(410)	(285)

Net gains / (losses) on available for sale and held to maturity securities	(9,193)	(60)	(35)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their fair values at December 31, comprised:

	2012
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	120	30	(1)	149
Debt securities issued by other governments and public sector entities	92	19	—	111
Foreign treasury bills	144	—	—	144

Total held-to-maturity securities	356	49	(1)	404

	2013
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	67	65	—	132
Debt securities issued by other governments and public entities	10,064	102	(57)	10,109
Debt securities issued by financial institutions incorporated outside Greece	110	2	—	112
Corporate debt securities issued by companies incorporated outside Greece	10	—	—	10
Foreign treasury bills	109	—	—	109

Total held-to-maturity securities	10,360	169	(57)	10,472

        HTM Debt securities issued by other governments and public entities include EUR 9,123 million EFSF bonds, received from the HFSF for the Bank's recapitalization in June 2013 (see "Item 4.B, Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework") and to cover the funding gap from the acquisition of FBB (see Note 4, "Mergers, Acquisitions, Disposals and New Entities Established"). The Bank is not allowed to sell these bonds, but the Bank is allowed to use them as collateral for repo financing from the Eurosystem or other market counterparties.

        The following table presents the fair value and the associated unrecognized losses of held-to-maturity securities in an unrecognized loss position as at December 31, 2013. The table also

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

discloses whether these securities have had unrecognized losses for periods less than 12 months or for 12 months or longer.

	2012
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in millions)
Held to maturity investments in unrecognised loss position
Greek government bonds	—	—	56	(1)	56	(1)

Total held to maturity investments	—	—	56	(1)	56	(1)

	2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in millions)
Held to maturity investments in unrecognised loss position
Debt securities issued by other governments and public sector entities	687	(57)	—	—	687	(57)

Total	687	(57)	—	—	687	(57)

        The scheduled maturities of held-to-maturity securities at December 31, 2012 and 2013 were as follows:

	2012		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	216	214	110	110
Due from one to five years	—	—	1,821	1,812
Due from five to ten years	78	98	7,897	7,954
Due after ten years	62	93	532	596

Total	356	405	10,360	10,472

        Held to maturity securities include securities that are pledged as collateral of NIL and EUR 9,723 million as at December 31, 2012 and 2013, respectively.

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

        In December 2012, the Bank participated in the debt buyback program arranged by the Public Debt Management Agency for the account of the Hellenic Republic. The Group offered bonds of nominal value EUR 4.4 billion that were exchanged with 6-month EFSF bonds of EUR 1.5 billion. The exchange resulted in profit before tax of EUR 362 million, which is presented in "Gross realized gains on sales of available for sale securities—Greek government bonds" (see above). The exchange in December 2012 involved all the new Greek government bonds that were issued in March/April 2012 in the context of the PSI. A holder of such new Greek government bonds could exchange them irrespective of whether such new Greek government bonds were acquired in the context of the PSI, or subsequently from the open market.

        Since the PSI we have made net purchases of such new Greek government bonds from the open market. In December 2012, we exchanged the majority of the new Greek government bonds we held at that time, including the new Greek government bonds acquired subsequently to the PSI.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following tables present the roll-forward described above:

	Eligible GGBs		Non-eligible GGBs		New GGBs		TOTAL GGBs
EUR millions	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount
December 31, 2010	13,241	9,751	1,203	1,176	—	—	14,444	10,927
Net purchases/sales/ maturity	(307)	(117)	317	231	—	—	10	114
Amortization of discounts	—	69	—	8	—	—	—	78
Fair Value adjustments (Trading & AFS)	—	(3,973)	—	(29)	—	—	—	(4,002)
OTTI for held-to-maturity	—	(2,347)	—	—	—	—	—	(2,347)
Currency translation differences for GGBs denominated in foreign currency	29	33	—	—	—	—	29	33

Total, December 31, 2011	12,964	3,415	1,520	1,386	—	—	14,484	4,802

Net purchases/sales/ maturity	(144)	(7)	100	18	289	65	244	77
Amortization of discounts	—	10	—	54	—	66	—	130
Fair Value adjustments (Trading)(1)	—	(23)	—	—	—	—	—	(23)
Fair Value adjustments (AFS)(1)	—	(253)	—	56	—	364	—	167
OTTI for held-to-maturity(1)	—	(98)	—	—	—	—	—	(98)
Currency translation differences for GGBs denominated in foreign currency	(22)	(6)	—	—	—	—	(22)	(6)
Exchanged in the PSI	(12,247)	(2,831)	—	—	4,437	1,093	(7,810)	(1,739)
Buyback program	—	—	—	—	(4,443)	(1,509)	(4,443)	(1,509)

Total, December 31, 2012	550	207	1,620	1,514	283	80	2,452	1,801

Fair Value as of December 31, 2011		3,415		1,343		—		4,758

Fair Value as of December 31, 2012		207		1,513		110		1,831

(1)
Immediately before the PSI exchange in March 2012, the fair value of the Eligible GGBs exchanged in the PSI was set equal to the total fair value of the securities received, i.e. the sum of fair value of the new Greek government bonds, the detachable GDP linked securities and the EFSF bonds . The fair value for the new Greek government bonds was determined based on the market prices on the first day of trading in March 2012. Since we have concluded that a credit related OTTI existed for all eligible Greek government bonds, the total loss recognized in AOCI for the bonds that were classified as AFS was recycled in the income statement.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        In 2011 we recognized OTTI with respect to Greek government bonds eligible for the PSI as follows:

EUR millions
OTTI for available-for-sale (reclassified from AOCI)	(6,305)
OTTI for held-to-maturity	(2,347)
OTTI for held-to-maturity (reclassified from AOCI)(1)	(119)

Total OTTI	(8,771)

(1)
Relates to bonds previously in AFS that were reclassified to HTM thus there was a component in AOCI that was being amortized over the life of the bond.

        The table below presents an analysis of the instruments received in the PSI:

	Notional Amount	Carrying Amount
	EUR millions
Instruments received for the PSI eligible Greek government bonds
New Greek government bonds	3,884	957
EFSF bonds	1,848	1,848

Sub-total	5,732	2,805

EFSF bond received for accrued interest	310	309
Detachable GDP -linked securities	3,884	27

Total instruments received for the PSI eligible Greek government bonds	9,926	3,141

Instruments received for the PSI eligible loans
New Greek government bonds	553	136
EFSF bonds	264	264

Sub-total	817	400

EFSF bond received for accrued interest	26	26
Detachable GDP -linked securities	553	4

Total instruments received for the eligible loans	1,396	430

        In 2012 we recognized OTTI with respect to Greek government bonds eligible for the PSI as follows:

EUR millions
OTTI for available-for-sale (reclassified from AOCI)	(253)
OTTI for held-to-maturity	(99)
Gain from buyback (reclassified from AOCI)	362

Total OTTI net of gain from buyback in 2012	10

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

        In accordance with the terms of the exchange offer, the Group offered new Greek government bonds of nominal value EUR 4,443 million and fair value of EUR 1,509 million in exchange for 6-month EFSF bonds with nominal and fair value of EUR 1,509 million.

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

EUR millions
Fair value of instruments received	1,509
Amortized cost of instruments offered	(1,147)

Gain	362

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

Greek government bonds not eligible for the PSI

        At December 31, 2013 there are no Greek government bonds with unrealized losses.

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

        For other debt securities issued by Greek financial institutions no OTTI has been recognized based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the existence of the recapitalization plan for the Greek banks.

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

        For other debt securities issued by Greek financial institutions no OTTI has been recognized based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the existence of the recapitalization plan for the Greek banks and that the recapitalization process was progressing and was expected to be completed by June 2013.

        With respect to debt securities issued by companies incorporated outside Greece the loss of EUR 42 million relates to debt securities issued mainly by major European and American banks and insurance companies. We consider that these banks and insurance companies would continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2012.

OTTI charges for available-for-sale and held-to-maturity securities in 2013

        During 2013 the Group recognized OTTI charges of its equity securities held with significant and prolonged unrealized losses. In particular, the Group recognized OTTI charges for all equity securities for which an OTTI was recognized in previous periods and, as at December 31, 2013, were in an unrealized loss position. As at December 31, 2013, OTTI charges recognized for our investment in Eurobank were EUR 274 million.

        For debt securities OTTI charges were recognised mainly in relation to all the bonds held that are issued by the Bank of Cyprus and Cyprus Popular Bank of EUR 6 million because, as at December 31, 2013, the Group considered that a credit loss existed with respect to these securities due to the financial difficulties faced by the issuers.

        With respect to corporate securities issued by companies incorporated in Greece the unrealized losses over one year of EUR 33 million relates to debt securities issued mainly by Greek banks. We consider that these banks will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2013. A key factor considered in this assessment was the successful completion of the share capital increases performed by Piraeus Bank and Alpha Bank in April, 2014 and of Eurobank in May, 2014.

        With respect to corporate securities issued by companies incorporated outside Greece the unrealized losses over one year of EUR 17 million relates to debt securities issued mainly by major European and American banks and insurance companies. We consider that these banks and insurance companies will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2013.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2011	2012	2013
	(EUR in millions)
Equity method investments	59	188	152
Revenue	77	176	137
Gross profit	30	74	79
Net earnings	7	29	2
Group's equity in net earnings	9	15	(1)
Dividends received by the Group	3	2	30
Balance Sheet data as at December 31
Current assets		222	516
Non-current assets		301	238
Current liabilities		101	429
Non-current liabilities		250	192
Net assets		171	133
Group's equity in net assets		79	57

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2012 and 2013 comprised:

	2012			2013
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)
Consumer:
Residential mortgages	17,985	4,368	22,353	17,720	3,889	21,609
Credit card	1,459	5,190	6,649	1,381	4,244	5,625
Auto financing	209	107	316	138	62	200
Other consumer	4,709	3,888	8,596	4,694	3,680	8,374

Total consumer	24,362	13,553	37,914	23,933	11,875	35,808

Commercial:
Industry and mining	5,132	2,569	7,701	4,725	2,322	7,047
Small scale industry	1,779	1,496	3,275	2,123	1,721	3,844
Trade	7,038	3,684	10,723	7,562	3,722	11,284
Construction	987	1,813	2,800	1,082	1,999	3,081
Tourism	454	277	731	612	348	960
Shipping and transportation	2,182	813	2,995	2,174	786	2,960
Commercial mortgages	664	619	1,283	579	262	841
Public sector	5,608	238	5,846	5,848	252	6,100
Other	112	1,186	1,298	655	858	1,513

Total commercial	23,956	12,695	36,652	25,360	12,270	37,630

Total loans	48,318	26,248	74,566	49,293	24,145	73,438
Unearned income	(53)	(179)	(232)	(48)	(155)	(203)

Loans, net of unearned income	48,265	26,069	74,334	49,245	23,990	73,235
Less: Allowance for loan losses	(5,797)	(1,521)	(7,318)	(6,211)	(1,540)	(7,751)

Net Loans	42,468	24,548	67,016	43,034	22,450	65,484

        Included in the above table for 2012 and 2013 are loans that are economically hedged for interest rate risk, for which the Group elected the fair value option. The fair value and outstanding principal balance of these loans at December 31, 2013 was EUR 76 million and EUR 75 million respectively (EUR 181 million and EUR 167 million respectively at December 31, 2012). Net gains / (losses) resulting from changes in the fair value of these loans of EUR 3 million and EUR (12) million in 2012 and 2013 respectively were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 1,436 million and EUR 1,524 million in 2012 and 2013 respectively.

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

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2012 and 2013:

	December 31, 2012
							Of which:
	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	1,109	4,106	5,215	12,770	—	17,985	573	4,554
Credit card	59	639	698	761	—	1,459	27	613
Other consumer	292	2,139	2,431	2,487	—	4,918	93	2,536
Small business loans	139	1,650	1,789	1,865	—	3,654	8	1,996
Other commercial loans	322	2,868	3,190	17,112	—	20,302	129	3,032

Total Greek loans	1,921	11,402	13,323	34,995	—	48,318	830	12,731

Foreign
Residential mortgages	210	206	416	3,771	180	4,367	—	239
Credit card	126	471	597	4,593	—	5,190	—	551
Other consumer	180	505	685	3,310	—	3,995	2	590
Small business loans	96	624	720	1,955	—	2,675	43	640
Other commercial loans	144	1,129	1,273	8,747	1	10,021	161	1,175

Total Foreign loans	756	2,935	3,691	22,376	181	26,248	206	3,195

Total loans	2,677	14,337	17,014	57,371	181	74,566	1,036	15,926

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2013
							Of which:
	Past due 31-89 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	1,039	4,770	5,809	11,911	—	17,720	466	5,808
Credit card	35	678	713	668	—	1,381	17	661
Other consumer	253	2,337	2,590	2,242	—	4,832	52	2,822
Small business loans	152	2,000	2,152	1,995	—	4,147	—	2,335
Other commercial loans	631	3,243	3,874	17,339	—	21,213	48	4,266

Total Greek loans	2,110	13,028	15,138	34,155	—	49,293	583	15,892

Foreign
Residential mortgages	181	209	390	3,423	76	3,889	—	248
Credit card	118	409	527	3,717	—	4,244	—	728
Other consumer	152	480	632	3,110	—	3,742	—	572
Small business loans	100	565	665	2,482	—	3,147	2	634
Other commercial loans	132	1,217	1,349	7,774	—	9,123	8	1,499

Total Foreign loans	683	2,880	3,563	20,506	76	24,145	10	3,681

Total loans	2,793	15,908	18,701	54,661	76	73,438	593	19,573

(1)
loans less than 30 days past due are included in current loans

Credit ratings of commercial loans

        According to the Group's credit policy, all corporate customers are rated on a 22-grade scale. This rating is based on quantitative and qualitative criteria and is reviewed at least annually. Additionally, each of the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and its relative position within its peer group. Small Business loans are rated through a behavioral model on a 14-grade scale. The ratings scale for corporate and Small Business customers corresponds to likelihood of default. Customers classified as "Satisfactory" have low likelihood of default, customers classified as "Watchlist" have medium to high likelihood of default and customers classified as Substandard have already defaulted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2012 and 2013:

	December 31, 2012			December 31, 2013
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in millions)			(EUR in millions)
Greek
Satisfactory	591	9,042	9,633	651	9,802	10,453
Watchlist	1,129	7,914	9,043	1,300	7,698	8,998
Substandard	1,934	3,346	5,280	2,196	3,713	5,909

	3,654	20,302	23,956	4,147	21,213	25,360

Foreign
Satisfactory	1,977	7,314	9,291	2,054	7,047	9,101
Watchlist	444	1,155	1,599	472	1,241	1,713
Substandard	254	1,552	1,806	621	835	1,456

	2,675	10,021	12,696	3,147	9,123	12,270

Total	6,329	30,323	36,652	7,294	30,336	37,630

Impaired loans

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans also include loans whose terms have been modified in troubled debt restructuring.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the years ended December 31, 2012 and 2013:

	At and for the year ended December 31, 2012
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	104	—	62	3	—
Other consumer loans	146	—	91	12	—
Small business loans	49	—	24	3	—
Other commercial loans	423	—	311	8	11
With related allowance:
Residential mortgages	5,299	(828)	3,747	10	28
Credit cards	639	(524)	584	5	—
Other consumer loans	2,679	(1,458)	2,199	10	33
Small business loans	2,069	(820)	1,797	3	18
Other commercial loans	8,129	(2,052)	8,536	223	10

Total Greek impaired loans	19,537	(5,682)	17,351	277	100

Foreign
With no related allowance:
Residential mortgages	2	—	1	—	—
Other consumer loans	—	—	—	1	—
Small business loans	1	—	2	—	—
Other commercial loans	208	—	223	4	—
With related allowance:
Residential mortgages	230	(62)	195	8	1
Credit cards	546	(369)	476	10	18
Other consumer loans	589	(361)	528	14	20
Small business loans	628	(206)	638	17	1
Other commercial loans	1,583	(478)	1,240	52	33

Total Foreign impaired loans	3,787	(1,476)	3,303	106	73

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2013
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	330	—	217	8	—
Other consumer loans	254	—	201	20	—
Small business loans	65	—	56	5	—
Other commercial loans	766	—	595	6	18
With related allowance:
Residential mortgages	6,841	(846)	6,127	16	26
Credit cards	678	(628)	657	4	—
Other consumer loans	2,876	(1,791)	2,766	10	24
Small business loans	2,460	(974)	2,229	5	8
Other commercial loans	3,305	(1,889)	6,437	23	14

Total Greek impaired loans	17,575	(6,128)	19,285	97	90

Foreign
With no related allowance:
Residential mortgages	10	—	11	—	—
Credit cards	257	—	75	30	—
Other consumer loans	17	—	19	2	—
Small business loans	24	—	27	1	—
Other commercial loans	226	—	168	4	—
With related allowance:
Residential mortgages	347	(72)	206	6	4
Credit cards	466	(291)	660	8	16
Other consumer loans	569	(359)	512	35	20
Small business loans	867	(288)	608	26	2
Other commercial loans	1,774	(476)	1,424	21	29

Total Foreign impaired loans	4,557	(1,486)	3,710	133	71

	2011	2012	2013
	(EUR in millions)
Average recorded investment in impaired loans	11,835	20,653	22,995
Interest income recognized on a cash basis	108	172	161

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended, December 31, 2012 and 2013:

	2012	2013
	(EUR in millions)
Opening balance as of January 1,	19,942	23,324
Impaired loans acquired	—	660
Impaired loans in the period	6,559	5,708
Loans transferred to non-impaired status	(93)	(5,785)
Impaired loans paid-off	(1,102)	(948)
Sale of impaired loans	(8)	(216)
Impaired loans written-off	(220)	(249)
Loans exchanged through PSI (see Note 11)	(1,779)	—
Foreign exchange differences	25	(362)

Closing balance as of December 31,	23,324	22,132

        As December 31, 2013, the probability that the Hellenic Republic will default has significantly declined and therefore the Group reversed the allowance in the amount of EUR 415 million related to the Hellenic Republic where deemed appropriate and reclassified those respective balances in the amount of EUR 5,400 million to non-impaired.

Purchased Credit-Impaired Loans ("PCI Loans")

        PCI loans are acquired loans with evidence of credit quality deterioration since origination for which it is probable at purchase date that NBG will be unable to collect all contractually required payments. The following table provides details on PCI loans acquired in connection with the May 10, 2013 and July 26, 2013 acquisition of FBB and Probank respectively (see Note 4 "Mergers, Acquisitions, Disposals and New Entities Established).

Purchased Loans at Acquisition Date

(EUR in millions)
Contractually required payments including interest	1,508
Less: Non-accretable difference	670
Cash flows expected to be collected	838
Less: Accreable yield	178

Fair Value of loans acquired	660

        The table below shows activity for the accretable yield on PCI loans, which includes the FBB and Probank portfolio.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Rollforward of Accretable Yield

(EUR in millions)
Additions	178
Accretion	(13)

Accretable yield December 31, 2013	165

Troubled Debt Restructurings

        Modifications are considered TDRs if, for economic or legal reasons related to the debtor's financial difficulties, a concession is granted to the customer that the Group would not otherwise consider. The concession granted typically involves a modification of terms such as the modification of the stated interest, or principal of the loan, or reduction of interest accrued off-balance sheet or the extension of maturity at stated interest rate lower than the current market rate for a new loan with similar risk.

        Forbearance programs applied in the consumer loan portfolio (mortgages, consumer credit, credit cards) mainly comprise of extension of the loan term combined with a reduction of the installment either through fractional payment scheme, whereby the customer pays a proportion, ranging from 10% to 70%, of the installment due for the first years of the forbearance, or through an interest only payment period of a maximum of 24 months. Those programs also offer a reduction of the off balance sheet interest accounted for.

        Specifically, for consumer loans the interest rate on the new loan may be reduced and/or the duration may be extended if the customers are willing and able to secure their consumer loan and credit card debt with real estate property or provide an additional down payment.

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

        Troubled debt restructuring programs are also offered to corporate customers who have been affected by the current market conditions. The types of modification are usually a mix of new amortization schedule tailored to current conditions and the customer's projected cash flow, the extension or not of tenor, depending on the customer and its needs, as well as shift from short-term to long-term financing. In addition the new amortization schedule may include a grace period, usually up to 12 months.

        TDRs are considered impaired loans. TDRs are separately monitored and assessed within each portfolio for the purposes of allowance for loan loss calculation. Allowance for loan loss is calculated based on a present value of expected future cash flows discounted using the original effective interest rate of the loan considering all available evidence at the time of the assessment. At the time of the restructuring, the loans are remeasured to reflect the impact, if any, on projected cash flows or collateral value resulting from the modified terms. If there was no principal forgiveness or the interest

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

rate was increased, the modification may have a little impact or no impact on the allowance for loan loss. If a portion of the loans is deemed uncollectible, an allowance for loan loss is recorded at the time of restructuring or may have been already recorded in a previous period.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table discloses financing receivables modified as troubled debt restructurings during the reporting period ended December 31, 2012 and 2013.

	December 31, 2012			December 31, 2013
Greek	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in millions			EUR in millions
Residential mortgages	1,899	(116)	16	1,737	(63)	12
Other consumer	674	(139)	16	502	(94)	10
Small business loans	364	(57)	7	350	(64)	4
Other commercial loans	476	(64)	19	768	(136)	33

Total Greek TDR loans	3,413	(376)	58	3,357	(357)	59

	December 31, 2012			December 31, 2013
Foreign	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in millions			EUR in millions
Residential mortgages	34	(2)	2	27	(3)	2
Other consumer	87	(10)	6	64	(7)	5
Credit card	79	(5)	9	310	(3)	30
Small business loans	33	(4)	1	66	(3)	1
Other commercial loans	143	(13)	3	174	(20)	13

Total foreign TDR loans	376	(34)	21	641	(36)	51

        The following table discloses financing receivables modified in a TDR which became delinquent thirty days or greater during the reporting period and for which payment default occurred within 12 months after the modification.

	December 31, 2012		December 31, 2013
	Greek	Foreign	Greek	Foreign
	EUR in millions		EUR in millions
Residential mortgages	1,367	34	1,226	16
Other consumer	432	70	307	34
Credit card	—	79	—	143
Small business loans	113	24	53	9
Other commercial loans	234	32	273	136

Total loans	2,146	239	1,859	338

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The Group offers a number of modifications to customers. The modification programs that the Group offers its customers can generally be described in the following categories:

        Payment modification—A modification in which the principal and interest payment are lowered from the original contractual terms.

        Term modification—A modification which changes the maturity date, timing of payments or frequency of payments.

        Interest only modification—A modification in which the loan is converted to interest only payments for a period of time.

        Combination modification—Any other type of modification, including the use of multiple categories above.

        The following table discloses financing receivables modified as troubled debt restructurings by modification programs as at December 31, 2012 and 2013.

	December 31,
	2012	2013
Payment modification	2,611	3,999
Combination modification	3,792	4,686
Term modification	290	710
Interest only modification	279	538
other	101	176

Total	7,073	10,109

        The following table discloses the ageing of financing receivables modified as troubled debt restructurings at December 31, 2012 and 2013.

	December 31,
	2012	2013
Current Loans	2,754	4,358
Past due 31-89 days	866	1,111
Past due greater than 90 days	3,453	4,640

Total	7,073	10,109

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses

        An analysis of the change in the allowance for loan losses by portfolio segment for the years ended December 31, follows:

	2011			2012			2013
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in millions)
Balance at beginning of year	1,677	1,498	3,175	2,561	3,990	6,551	3,722	3,596	7,318
Provision for loan losses	999	1,385	2,383	1,214	1,071	2,285	716	253	969
Provision for loans eligible to PSI(1)	—	1,320	1,320	—	37	37	—	—	—
Write-offs	(85)	(84)	(169)	(75)	(146)	(221)	(79)	(170)	(249)
Recoveries	24	8	32	13	6	19	57	31	88

Net Write-offs	(61)	(76)	(137)	(62)	(140)	(202)	(22)	(139)	(161)
Sale of impaired loans	—	(107)	(107)	—	(8)	(8)	(216)	—	(216)
Loans exchanged through PSI(1)	—	—	—	—	(1,356)	(1,356)	—		—
Translation differences	(54)	(30)	(83)	9	2	11	(122)	(37)	(159)

Allowance at end of year	2,561	3,990	6,551	3,722	3,596	7,318	4,078	3,673	7,751

(1)
Provision due to the PSI relates to the impairment recognized in 2011 for certain loans to the Hellenic Republic or loans to Greek public sector entities that are guaranteed by the Hellenic Republic, which were eligible for the PSI. These loans were exchanged in the PSI in 2012 (see Note 11).

        In addition to loans eligible to PSI, the Group has also granted a loan to the Hellenic Republic, loans to Hellenic public sector entities, guaranteed by the Hellenic Republic and loans to corporate and individuals guaranteed by the Hellenic Republic.

        Exposure to the Hellenic Republic and its related allowance at December 31, 2012, and 2013 are as follows:

	December 31, 2012		December 31, 2013
	Total loans	Allowance for loan losses	Total loans	Allowance for loan losses
	(EUR in millions)		(EUR in millions)
Loan to Hellenic Republic	5,040	(415)	4,915	—
Loans to public sector entities	962	(118)	851	(79)
Corporate and Small Business loans	531	(75)	469	(38)
Mortgage loans	1,322	(4)	1,232	—

Total loans	7,855	(612)	7,467	(117)
Securities purchased under agreements to resell	30	—	30	—
Other assets	475	(25)	445	(4)

Total Exposure to Hellenic Republic	8,360	(637)	7,942	(121)

        The Group has conducted impairment assessment individually or collectively, for all its exposures related to the Hellenic Republic. Allowances for loan losses have been recognized where deemed appropriate. The allowance for loan losses on PSI eligible loans was estimated as described in Note 11. For the other exposures to the Hellenic Republic presented in the above table our calculation also took into consideration (a) the specific characteristics of each type of exposure and (b) the fact that there

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

was no specific loss event in relation to these exposures as was the PSI for the PSI eligible loans, (c) the fact that all these exposures with the Hellenic Republic were being serviced, and (d) the relief promoted in the other obligations of the Hellenic Republic by the PSI and the financial support provided by the Troika.

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

        As December 31, 2013, the probability that the Hellenic Republic will default has significantly declined and therefore the Group reversed the allowance related to the Hellenic Republic where deemed appropriate and reclassified those respective balances ton non- impaired.

Allowance for loan losses by portfolio segment

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2012.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	2,900	2,897	5,797
for impaired loans	2,810	2,872	5,682
for non-impaired loans	91	25	116
Impaired loans	8,867	10,670	19,537
Non-impaired loans	15,494	13,287	28,781
Foreign
Allowance for loan losses at year end of which:	822	699	1,521
for impaired loans	792	684	1,476
for non-impaired loans	30	15	45
Impaired loans	1,368	2,419	3,787
Non-impaired loans	12,005	10,276	22,281

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2013.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	3,324	2,885	6,209
for impaired loans	3,265	2,862	6,127
for non-impaired loans	59	23	82
Impaired loans	10,979	6,596	17,575
Non-impaired loans	12,954	18,764	31,718
Foreign
Allowance for loan losses at year end of which:	756	786	1,542
for impaired loans	723	763	1,486
for non-impaired loans	33	23	56
Impaired loans	1,666	2,891	4,557
Non-impaired loans	10,133	9,379	19,512

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

        As at December 31, 2013, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume and severity of past-due and non-accruing loans:

        The higher volume and severity of past due and non-accruing loans in 2013 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools on which we calculate a significant portion of the total loss allowances, (b) adjusting the loss rates by incorporating the most recent available information on recoveries and (c) adjusting upwards the probability of default, which is estimated using data from the previous twelve months. The worsening of the quality of our loan portfolio in terms of delinquencies was the primary cause of the significant increase in the allowance for loan losses based on homogeneous analysis.

        As at December 31, 2013, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for probable loan losses as at December 31, 2013 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2013, there was deterioration in Greek economic conditions as a result of the recession of the Greek economy and the adverse developments regarding the Greek public debt and fiscal deficit. That deterioration in economic conditions was reflected in our allowance for loan losses estimated as of December 31, 2013, in three ways: firstly, it resulted in an increase in the level of past due and non-accruing loans which affected the provisions as described above, secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans and thirdly the decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2013, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

  Lending policies and procedures

        In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria since 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 would be improved. However, the loans originated during 2012 and 2013 were not significant enough to cause a change in observed probabilities of default or loss given defaults. Accordingly, we did not adjust those variables as at December 31, 2013.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following tables set forth the allowances for loan losses by portfolio segment and by impairment methodology and the respective recorded investment as at December 31, 2012 and December 31, 2013

	Consumer loans		Commercial loans		Total
December 31, 2012	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	7,923	1,973	7,923	1,973
Coefficient	—	—	12,650	236	12,650	236
Homogeneous	24,362	2,900	3,385	689	27,747	3,589
Foreign	13,372	822	12,694	698	26,066	1,520

Total	37,734	3,722	36,652	3,596	74,386	7,318

	Consumer loans		Commercial loans		Total
December 31, 2013	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	3,010	1,808	3,010	1,808
Coefficient	—	—	18,453	242	18,453	242
Homogeneous	23,933	3,324	3,897	835	27,830	4,159
Foreign	11,799	756	12,270	786	24,069	1,542

Total	35,732	4,080	37,630	3,671	73,362	7,751

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 1,095 million and EUR 1,398 million at December 31, 2012 and December 31, 2013, respectively. In general, a loan is classified as collateral dependent when the loan agreement is terminated, foreclosure is probable and as a result the impairment is measured based on the fair value of the collateral. The time between the termination of the agreement and the loan being classified as collateral dependent may vary significantly because the timing of both actions is determined on a case by case basis. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In Turkey and South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

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

Securitized loans and Covered bonds

        Loans include securitized loans and loans used as collateral in the covered bonds programs, as follows:

Securitized loans	2012	2013
	(EUR in millions)
Consumer loans (Revolver 2008—1 Plc—December 2008)	920	800
Credit cards (Revolver 2008—1 Plc—December 2008)	1,055	975
Receivables from Public sector (Titlos Plc—February 2009)	4,625	4,915
Mortgages (Spiti Plc—September 2011)	1,565	1,391
Auto loans (Autokinito Plc—September 2011)	283	155
Consumer loans (Agorazo Plc—September 2011)	1,414	1,132

Total	9,862	9,368

Covered bonds	2012	2013
	(EUR in millions)
Mortgages	15,735	11,473
of which eligible collateral	12,015	10,373

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2013:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class A	Consumer loans and credit card accounts	December 12, 2008	September 2020	900	(1),(2)	Paid monthly at a fixed rate of 2.6% per annum
Revolver 2008—1 Plc(1)	Secured Floating Rate Notes—Class B	Consumer loans and credit card accounts	December 12, 2008	September 2020	269	(2)	Paid monthly at a fixed rate of 2.9% per annum
Titlos Plc	Floating Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	(3)	Paid semi-annually at a rate of six-month Euribor plus 50 bps per annum
Spiti Plc	Asset Backed Floating Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500	(2),(4)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Spiti Plc	Asset Backed Floating Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	250	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400	(2),(4)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Floating Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	97	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250	(2),(5)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Floating Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	413	(2)	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The secured notes were issued through two VIEs, "Revolver APC Limited" (the Asset Purchase Company "APC", incorporated in the UK) and "Revolver 2008—1 Plc" (the Issuer). APC paid for the receivables that were sold and assigned to it by the Bank (the Transferor) from the proceeds of the issuance of a limited recourse note (Series 2008—1 APC loan note) to the issuer. The Issuer financed the acquisition of the Series 2008—1 APC loan note from the proceeds of the issuance of the secured notes. As at December 31, 2012 and 2013, the balances of the subordinated loans were EUR 199

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  million and EUR 183 million, respectively. The Bank, at its discretion, may make further advances to APC under the APC Subordinated loan agreement, where the transfer of interest is less than the minimum transfer of interest.

  In 2013, Revolver 2008—1 Plc proceeded with the partial redemption of class A notes of EUR 636 million. The outstanding balance of class A notes as at 31 December 2013 is EUR 265 million and have been rated CCC by Standard and Poors.

(2)
The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

(3)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors. The outstanding balance of Titlos Plc as at December 31, 2013 is EUR 4,652 million and has been rated Caa3 by Moody's.

(4)
On March 20, 2013, Spiti Plc and Autokinito Plc preceded with the partial redemption of class A notes of EUR 66 million and of EUR 90 million, respectively. Furthermore, on September 20, 2013, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 90 million and of EUR 66 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2013 are EUR 1,210 million and EUR 90 million respectively.

(5)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 163 million on March 15, 2013 and EUR 192 million on September 16, 2013. The outstanding amount of Agorazo Plc as at December 31, 2013 amounts to EUR 837 million.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2013:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Program I(1)	Third Series	Residential mortgage loans	October 7, 2009	October 2016	846	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	First Series	Residential mortgage loans	June 24, 2010	June 2015	1,500	Paid quarterly at the ECB's refinancing rate plus a margin of 170 bps
Program II(2)	Second Series	Residential mortgage loans	June 24, 2010	June 2017	1,500	Paid quarterly at the ECB's refinancing rate plus a margin of 200 bps
Program II(2)	Third Series	Residential mortgage loans	June 24, 2010	June 2019	1,500	Paid quarterly at the ECB's refinancing rate plus a margin of 230 bps
Program II(2)	Fourth Series	Residential mortgage loans	November 25, 2010	November 2018	1,100	Paid quarterly at the ECB's refinancing rate plus a margin of 210 bps
Program II(2)	Sixth Series	Residential mortgage loans	May 6, 2011	September 2014	1,300	Paid quarterly at the ECB's refinancing rate plus a margin of 250 bps

(1)
EUR 10 billion covered bonds program ("Program I") established on November 26, 2008. The issue under this Program is currently rated B3 by Moody's and B+ by Fitch.

(2)
EUR 15 billion covered bonds program ("Program II") established on June 21, 2010. The issues under this Program are currently rated B3 by Moody's and B by Fitch.

        Other than the third Series of Program I, all the above issues have not been sold to investors, are held by the Bank and therefore are not presented within "Long-term debt" (see Note 25).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Furthermore, the Bank, in 2012, has cancelled the following issues under the covered bond Program I & II:

Series number	Issue date	Cancellation date	Original nominal amount in EUR	Cancelled amount in million EUR
Program I
Third Series	October 7, 2009	August 1, 2012	1.5 billion	654	(1)
Program II
Fourth Series	November 25, 2010	March 9, 2012	1.5 billion	170
Fourth Series	November 25, 2010	April 11, 2012	1.5 billion	70
Fourth Series	November 25, 2010	May 14, 2012	1.5 billion	160

(1)
This issue is presented within Note 25 since all bonds were sold to domestic and foreign investors

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2012
	Opening 2012	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2012
	(EUR in millions)
International	363	61	(123)	301
Turkish Operations	2,293	86	—	2,379
Insurance	3	—	—	3
Other	32	—	—	32

Total	2,691	147	(123)	2,715

        The change in International relates to additions in other private equity business activities of the Group as well as to negative foreign exchange differences amounting to EUR 70 million and EUR 7 million respectively and to impairment of EUR 123 million, of which EUR 103 million in relation to Vojvodjanska Banka and EUR 20 million in relation to the private equity business of the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

Group. The increase in Turkish Operations is due to the foreign exchange differences amounting to EUR 86 million.

	2013
	Opening 2013	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2013
	(EUR in millions)
International	301	(33)	(9)	259
Turkish Operations	2,379	(487)	—	1,892
Insurance	3	—	—	3
Other	32	—	—	32

Total	2,715	(520)	(9)	2,186

        The change in International relates to net additions in other private equity business activities of the Group as well as to foreign exchange differences amounting to EUR (32) million and EUR (1) million respectively and to impairment of EUR 9 million in relation to the private equity business of the Group. The decrease in Turkish Operations is due to the foreign exchange differences amounting to EUR 487 million.

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available and management regularly reviews the operating results of that unit. The reporting unit where significant goodwill was allocated prior to our impairment test at December 31, 2013 was the Turkish banking operations and the goodwill relates to the acquisition of Finansbank.

        Goodwill is tested for impairment annually, at December 31. In 2013, in step 1 of the goodwill impairment test the fair value of the above reporting unit was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting unit consists of subsidiaries of the Group, and therefore its operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of the subsidiary operations following its acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

        The DDM is based on management's forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and discount rates based on observable market long term government bond yields and average industry betas.

        Underlying assumptions to the valuation models are that the entity comprising the reporting unit will remain subsidiary of the Group, that the general macroeconomic and political conditions in the respective market will remain stable, that economic activity will continue to grow in the medium term and that the reporting units will continue to be able to fund their operations. If any of these conditions changes in the future, it may reduce the value of the reporting units and cause an impairment charge with respect to the goodwill. The estimated cash flows were updated to reflect the current management estimates and market conditions.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        For the Turkish banking operations reporting unit the DDM was based on a 5.5% (2012: 5.2%) terminal growth rate and 19.0% (2012: 19.6%) pretax discount rate.

        Based on the results of step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount by EUR 0.1 billion. The result of the DDM was corroborated with other valuation methods, such as book value, market and transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit, approximates the value derived from the DDM. A 1% increase in the pre-tax discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.2 billion (2012: EUR 0.3 billion) and EUR 0.4 billion (2012: EUR 0.2 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.2 billion (2012: EUR 0.3 billion).

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2012			2013
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in millions)
Gross carrying amount	635	397	1,032	658	347	1,005
Accumulated amortization	(433)	(191)	(624)	(471)	(201)	(672)

Net book value	202	206	408	187	146	333

        As at December 31, 2013, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 5 million (2012: EUR 7 million), customer relationships of EUR 6 million (2012: EUR 24 million), software of EUR 4 million (2012: EUR 6 million), all of which have finite lives and trade names of EUR 106 million (2012: EUR 131 million) and mutual funds contracts of EUR 2 million (2012: EUR 2 million) which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years, while that of software is for a period not exceeding 20 years.

        Amortization expense on software and other intangibles amounted to EUR 99 million, EUR 110 million and EUR 100 million in 2011, 2012 and 2013 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 74 million, EUR 53 million, EUR 38 million, EUR 21 million and EUR 11 million for years 2014 through 2018 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2012	2013
	(EUR in millions)
Land	225	326
Buildings	1,000	1,041
Leasehold improvements	276	263
Furniture, fittings, machinery and vehicles	1,178	1,148

Total, at cost	2,679	2,778
Less: accumulated depreciation	(1,397)	(1,360)

Net book value	1,282	1,418

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 119 million, EUR 123 million and EUR 121 million for the years ended December 31, 2011, 2012 and 2013, respectively.

        Future minimum lease commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases

Operating Leases
(EUR in millions)
2014	91
2015	82
2016	68
2017	58
2018	53
Thereafter	129

Total minimum lease payments	481

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2012	2013
	(EUR in millions)
Insurance related assets	551	638
Deferred tax assets	170	242
Prepaid income taxes	382	455
Assets acquired through foreclosure proceedings	194	252
Brokerage auxiliary funds	9	6
Private equity: Investees Assets	90	104
Prepaid expenses	168	253
Advances to employees	16	14
Unlisted equity securities	117	102
Hellenic Deposit and Investment Guarantee Fund	345	460
Receivables from Greek State	450	441
Checks and credit card transactions under settlement	211	97
Trade and other receivables	132	97
Receivables from associates	—	334
Other	507	518

Total	3,342	4,013

        Included in the above table are investments on behalf of policyholders who bear the investment risk, classified as Insurance related assets amounting to EUR 306 million and EUR 382 million at December 31, 2012 and 2013 respectively, which are carried at fair value.

        Receivables from the Greek State have been assessed for impairment and are presented after such impairment. As at December 31, 2013, the impairment for receivables from the Greek State amounted to EUR 4 million (December 31, 2012: EUR 25 million).

        In accordance with article 6 of Greek Law 3714/2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF) is EUR 100 thousand per client. Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards. The Greek Law 3746/2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Greek Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

        In accordance with article 10 of Greek Law 3746/2009, HDIGF guarantees up to an amount of EUR 30 thousand per client for investing activities. In 2010, the participating credit institutions paid the first contributions relating to article 10 of Greek Law 3746/2009 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE

        On January 16, 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. ("HRADF"), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the "Mikro Kavouri" peninsula of Vouliagmeni (the "Process"). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG's capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group.

        On November 26, 2013, the Bank announced that four investment groups submitted binding offers for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A, while on December 4, 2013, the Bank received the improved binding offers of all eligible interested parties as prescribed in the tender process. On December 9, 2013, following the unsealing of the financial offers, the Bank, in cooperation with HRADF, announced that JERMYN STREET REAL ESTATE FUND IV LP ("JERMYN") submitted the highest bid amounting of EUR 400 million corresponding to 90.0% of Astir Palace shares, as these shares shall stand following completion of the transaction. The Bank, having obtained relevant written approval from the Hellenic Financial Stability Fund, announced on February 10, 2014 that JERMYN was nominated as Preferred Investor for the Process. Approval by HRADF's BoD on the above nominations was also granted on February 13, 2014. Signing is expected to take place post clearance of the transaction by the Council of Audit. Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis S.A.) were reclassified in accordance with ASU 360-10-45-9 "Long-Lived Assets Classified as Held for Sale".

        In addition, in December 2013 the Bank entered into a binding agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. The disposal will be completed upon the fulfilment of certain conditions. Based on the above, the assets and liabilities of Grand Hotel Summer Palace S.A. were reclassified in accordance with ASU 360-10-45-9 "Long-Lived Assets Classified as Held for Sale".

        Assets held for sale and the associated liabilities at December 31, comprised:

2013
(EUR in millions)
Goodwill, software, other intangibles and premises and equipment	111
Other assets	23

Total long-lived assets held for sale	134

Accounts payable, accrued expenses and other liabilities	10

Total liabilities directly associated with long-lived assets held for sale	10

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

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000 million through the issue of additional 200 million redeemable preference shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million redeemable preference shares in favor of the Greek State, in accordance with the Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million redeemable preference shares at a nominal value of EUR 5.00 each. For the redeemable preference shares in favor of the Greek State, please also refer to Note 33.

  Pillar II—Government guaranteed short-term borrowings facility

        Under the government-guaranteed borrowings facility, we participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Floating Rate Notes	June 7, 2011	June 2014	1,925	Three-month Euribor plus 1,200 bps	Quarterly
Floating Rate Notes	May 2, 2013	May 2016	4,500	Three-month Euribor plus 1,200 bps	Quarterly
Floating Rate Notes	June 26, 2013	June 2015	4,265	Three-month Euribor plus 800 bps	Quarterly
Floating Rate Notes	December 12, 2013	December 2014	4,108	Three-month Euribor plus 1,200 bps	Quarterly

Total			14,798

        The notes described above have been issued by the Bank, are guaranteed by the Hellenic Republic and are held by the Bank and therefore, are not presented as liabilities on the consolidated balance sheet. For the guarantees provided by the Hellenic Republic, an annual fee is payable by the Bank to the Hellenic Republic. This fee ranges from 104 to 135 basis points (depending on the notes) and is calculated on the nominal amount of the notes issued, prorated for the period the notes are outstanding.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On August 6, 2013 and September 16, 2013, the Bank received from Public Debt Management Agency, new three-year zero coupon special Greek Government bonds of EUR 787 million and EUR 60 million, respectively, collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

NOTE 19:    PLEDGED ASSETS

        At December 31, 2012 and 2013, the Group pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the amount of EUR 33,219 million and EUR 16,327 million, respectively. The corresponding liabilities are presented in Note 20 within interbank interest bearing deposits.

        The pledged amounts as at December 31, 2013 relate to the following instruments:

  •
  Trading, held-to-maturity and available-for-sale debt securities of EUR 15,422 million; and

  •
  loans amounting to EUR 905 million.

        Additionally to the amounts above, the Bank has pledged off-balance sheet assets for funding purposes with the Eurosystem:

  •
  floating Rate notes of EUR 14,798 million, issued under the government-guaranteed borrowing facility provided by Greek Law 3723/2008 (pillar II) and held by the Bank (see Note 18); and

  •
  special Greek government bonds of EUR 847 million obtained from Public Debt Management Agency under the provisions of Greek Law 3723/2008 (pillar III), collateralized with customers loans (see Note 18).

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 72,100, which approximates USD 100,000, was EUR 268 million at December 31, 2013 (2012: EUR 437 million). At December 31, 2013, interest-bearing deposits with scheduled maturities in excess of one year were EUR 555 million (2012: EUR 805 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS (Continued)

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2012			2013
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)			(EUR in millions)
Interest bearing:
Public sector	2,449	423	2,872	2,618	525	3,143
Private sector:
Corporations	3,436	6,095	9,531	5,185	5,187	10,372
Individuals	31,790	11,667	43,457	34,361	11,324	45,685
Interbank	31,160	1,350	32,510	20,915	2,060	22,975

Total interest bearing deposits	68,835	19,535	88,370	63,079	19,096	82,175

Non-interest bearing:
Public sector	288	70	358	313	105	418
Private sector:
Corporations	565	838	1,403	657	936	1,593
Individuals	140	807	947	143	1,148	1,291
Interbank	29	52	81	78	39	117

Total non-interest bearing deposits	1,022	1,767	2,789	1,191	2,228	3,419

Total:
Public sector	2,737	493	3,230	2,931	630	3,561
Private sector:
Corporations	4,001	6,933	10,934	5,842	6,123	11,965
Individuals	31,930	12,474	44,404	34,504	12,472	46,976
Interbank	31,189	1,402	32,591	20,993	2,099	23,092

Total deposits	69,857	21,302	91,159	64,270	21,324	85,594

        Included in the above table are interest bearing deposits of EUR 2,955 million and EUR 282 million for 2012 and 2013 respectively for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2012 losses of EUR (18) million and during 2013 gains of EUR 5 million, relating to fair value changes of these deposits were included in net trading gain/(loss).

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the ECB and ELA type facility (through the Bank of Greece) amounting to EUR 30,902 million and EUR 20,700 million for 2012 and 2013 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2012	2013
	(EUR in millions)
Securities sold under agreements to repurchase	1,109	4,738
Securities sold under agreements to repurchase:
Average outstanding during the year	1,376	2,607
Weighted average interest rate during the year	4.38%	2.22%
Weighted average interest rate at year end	4.93%	2.90%
Amount outstanding at month end:
January	1,984	2,021
February	1,505	1,964
March	1,624	2,645
April	1,735	3,464
May	1,442	3,257
June	1,055	1,858
July	942	1,314
August	1,533	2,286
September	1,465	2,372
October	1,254	2,463
November	936	4,404

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 22:    OTHER BORROWED FUNDS

        Included in other borrowed funds are facilities with a maturity of one year or less. These borrowings had a balance of EUR 2,027 million and EUR 1,678 million at December 31, 2012 and 2013, respectively.

        The weighted average interest rate of other borrowed funds was 8.52% and 6.74% in 2012 and 2013 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    OTHER BORROWED FUNDS (Continued)

        The financial conditions of the major short-term of other borrowed funds as of December 31, 2013, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					in million		(nominal amount in million)
Fixed rate notes
Finansbank	Fixed Rate Bonds(1)	October 11, 2013	January 2014	TL	750		22	Fixed rate of 9.45%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	October 25, 2013	February 2014	TL	150		3	Fixed rate of 9.55%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	November 25, 2013	March 2014	TL	245		11	Fixed rate of 9.02%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	December 12, 2013	April 2014	TL	899		35	Fixed rate of 8.69%	Single payment at maturity including capital amount
Finansbank	Fixed Rate Bonds(1)	December 24, 2013	April 2014	TL	116		1	Fixed rate of 8.97%	Single payment at maturity including capital amount
Floating rate notes
Finansbank	Amended Facility Agreement	November 27, 2013	November 2014	USD	167	(2)	—	Libor plus 1%.	Quarterly
Finansbank	Amended Facility Agreement(2)	November 28, 2013	November 2014	EUR	265	(2)	—	Euribor plus 1%.	Quarterly

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

(2)
On November 27 & 28, 2013, Finansbank amended the dual tranche term loan facility signed on November 29, 2012, based on which the amounts of USD 188 million and EUR 212 million were amended to USD 167 million and EUR 265 million, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2012	2013
	(EUR in millions)
Accrued expenses and deferred income	76	79
Amounts due to re-insurers	16	17
Income and other taxes payable	145	145
Accounts payable	200	255
Payroll related accruals	90	72
Private equity: liabilities of investee entities	241	248
Unsettled transactions on debt securities	—	8
Accrued interest and commissions	263	273
Deferred tax liability	64	121
Amounts due to third-parties under collection agreements	113	2
Pension liability	388	530
Amounts due to government agencies	199	117
European Re-development Fund	9	—
Liabilities relating to deposit administration funds (DAF)	198	191
Checks and credit card transactions under settlement	814	929
Sale of Real Estate accounted for as financing obligation	—	542
Other	420	558

Total	3,236	4,087

        Included in the above table under "Other" are liabilities carried at fair value, relating to short positions in shares amounting to EUR 4 million and EUR 2 million at December 31, 2012 and 2013 respectively as well as investment products from insurance operations carried at fair value amounting to EUR 64 million at December 31, 2013.

        The sale of Real Estate, accounted for as financing obligation of EUR 542 million relates to the transfer of 66.0% of the participation interest to Invel Real Estate which is treated as a sale of real estate accounted for as financing obligation (see Notes 3 and 4).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES

        EH has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for outstanding claims and claim adjustment expenses for the year ended December 31, comprises of:

	2012	2013
	(EUR in millions)
Property and casualty reserves
Reserve for outstanding claims and claim adjustment expenses as at January 1,	750	638
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	170	114
Change in provision for insured events of prior years	(61)	(10)

Total incurred claims and claim adjustment expenses	109	104
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(62)	(37)
Claims and claim adjustment expenses attributable to insured events of prior years	(104)	(83)

Total payments	(166)	(120)
Changes in unearned premium reserves	(55)	(19)

Reserves for outstanding claims and claim adjustment expenses as at December 31,	638	603

        The share of reinsurers in property and casualty insurance reserves amounted to EUR 102 million and EUR 588 million at December 31, 2012 and 2013 respectively.

        The change in the provision for insured events of prior years is due to the adjustment of the case reserves as new information becomes available.

	2012	2013
	(EUR in millions)
Future policy benefit liabilities
Mathematical and other future policy benefit liabilities at 1 January	2,011	1,879
Increase in reserves	223	300
Paid claims and other movements	(355)	(278)

Mathematical and other future policy benefit liabilities at December 31,	1,879	1,901

Total insurance reserves	2,517	2,504

        Interest assumptions used in estimating insurance contract liabilities are based on estimates of investment yields, net of related investment expenses, expected at the time the insurance contracts are made, and include a risk of adverse deviation. Interest assumptions are adjusted in the event that a premium deficiency exists. The interest rate used to estimate 2013 insurance contract liabilities was 3.75%.

Reinsurance arrangements

        The reinsurance program of EH is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES (Continued)

by the levels of Shareholder Equity, Gross Written Premium and Possible Maximum Loss per type of risk underwritten.

        Income from insurance operations at December 31, comprised:

	2011	2012	2013
	(EUR in millions)
Gross written premiums	776	630	511
Cancellation commissions	3	3	3
Other insurance related income / (expense)	(2)	—	—

Total income from insurance operations	777	633	514

Reinsurance

        We assume and cede reinsurance with other insurance companies, mainly in the property and casualty lines of business.

        Our reinsurance program consists of non-proportional treaties in motor and property, per risk and catastrophe business, which are our main lines of property and casualty business. Other lines of business are covered mainly by proportional treaties.

        The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2011	2012	2013
	(EUR in millions)
Premiums written	227	226	153
Reinsurance ceded	(5)	(4)	(4)

Net written premiums	222	222	149

Premiums earned	204	233	151
Reinsurance ceded	(10)	(8)	(8)

Net earned premiums	194	225	143

        Included in premiums earned for 2011, 2012 and 2013 are premiums assumed of NIL, NIL and EUR 1 million respectively.

        Premiums earned on long-duration life insurance contracts amounted to EUR 125 million, EUR 87 million and EUR 151 million for 2011, 2012 and 2013 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES (Continued)

Property and casualty insurance contracts

	2011	2012	2013
	(EUR in millions)
Direct premiums written	453	310	259
Reinsurance assumed	11	7	8
Reinsurance ceded	(71)	(73)	(58)

Net premiums written	393	244	209

Direct premiums earned	513	372	279
Reinsurance assumed	3	4	4
Reinsurance ceded	(81)	(70)	(60)

Net premiums earned	435	306	223

NOTE 25:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2012
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	82	1,113	75	1,270
Variable Rate	43	280	—	323
Subordinated Debt:
Fixed Rate	1	26	—	27
Variable Rate	27	41	—	68
Other
Fixed Rate	24	100	21	145
Variable Rate	11	221	51	283

Total	188	1,781	147	2,116

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

	2013
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	56	1,409	175	1,640
Variable Rate	44	294	—	338
Subordinated Debt:
Fixed Rate	2	24	—	26
Variable Rate	15	7	8	30
Other
Fixed Rate	93	168	41	302
Variable Rate	62	130	54	246

Total	272	2,032	278	2,582

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2012
(EUR in millions)
Fixed, with a weighted average rate of 3.75%, maturing up until 2024 and denominated in EUR	660
Fixed, with a weighted average rate of 5.44%, maturing up until 2017 and denominated in USD	587
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	23

Total	1,270

Variable, with a weighted average rate of 1.62%, maturing up until 2016 and denominated in EUR	323

Total	323

2013
(EUR in millions)
Fixed, with a weighted average rate of 3.65%, maturing up until 2024 and denominated in EUR	985
Fixed, with a weighted average rate of 5.36%, maturing up until 2017 and denominated in USD	597
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	23
Fixed, with a weighted average rate of 7.8%, maturing on April 2014 and denominated in TL	35

Total	1,640

Variable, with a weighted average rate of 1.79%, maturing up until 2017 and denominated in EUR	338

Total	338

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

Long-Term Senior fixed rate debt

        The financial conditions of the major long-term senior fixed rate debt as of December 31, 2013, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					in million		(nominal amount in million)
Covered bonds
NBG	Fixed rate covered bonds- Third Series	October 7, 2009	October 2016	EUR	846	(1)	—	Fixed coupon rate of 3.875%	Annually
Fixed rate notes
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500		17	Fixed interest rate of 5.5%	Semi-annually
Finansbank	Eurobond Fixed Rate Notes	November 1, 2012	November 2017	USD	350		8	Fixed interest rate of 5.15%	Semi-annually
Finansbank	Fixed Rate Bonds(3)	April 19, 2013	April 2014	TL	124		21	Fixed interest rate of 7.8%	Annually
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	55	(2)	—	Fixed interest rate of 2.535%	Quarterly
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	50	(2)	—	Fixed interest rate of 2.519%	Quarterly
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	70	(2)	—	Fixed interest rate of 2.684%	Semi-annually

(1)
Includes fixed rate covered bonds issued by the Bank under the EUR 10 billion covered bonds program, which are described in Note 13 and the Group has elected the fair value option. During 2013, net losses of EUR 210 million (2012: NIL) resulting from changes in the fair value of these notes were recorded in Net trading gain / (loss). Fair value losses of EUR 236 million were attributable to changes in instrument specific credit risk (2012: gain of EUR 3 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2013 were EUR 810 million and EUR 850 million respectively (2012: EUR 600 million and EUR 849 million)).

(2)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

(3)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        Long-term senior fixed rate debt redeemed in 2013 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount
					in million
Corporate bonds
Finansbank (via a special purpose entity)	Fixed Rate Notes	March 24, 2006	March 2013	USD	110
Fixed rate loans
Finansbank	Fixed Rate Bonds	September 14, 2012	March 2013	TL(1)	400
Finansbank	Fixed Rate Bonds	September 21, 2012	March 2013	TL(1)	500
Finansbank	Fixed Rate Bonds	November 15, 2012	May 2013	TL(1)	750
Finansbank	Fixed Rate Bonds	December 14, 2012	June 2013	TL(1)	650
Finansbank	Fixed Rate Bonds	December 27, 2012	April 2013	TL(1)	600
Finansbank	Fixed Rate Bonds	March 20, 2013	September 2013	TL(1)	400
Finansbank	Fixed Rate Bonds	April 4, 2013	September 2013	TL(1)	476
Finansbank	Fixed Rate Bonds	June 26, 2013	December 2013	TL(1)	525
Finansbank	Fixed Rate Bonds	July 11, 2013	December 2013	TL(1)	125
Finansbank	Fixed Rate Bonds	July 18, 2013	October 2013	TL(1)	105
Finansbank	Fixed Rate Bonds	July 25, 2013	November 2013	TL(1)	266
Finansbank	Fixed Rate Bonds	August 29, 2013	November 2013	TL(1)	578

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TL 1 billion.

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as of December 31, 2013, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Interest rate	Interest payment
					in million
Variable rate corporate bonds
Probank Leasing S.A.	Floating rate bond	August 10, 2010	January 2014	EUR	10		EURIBOR plus 5.5%.	Quarterly
NBG Pangaea Reic	Floating rate bond	December 2, 2011	December 2017	EUR	46		EURIBOR plus 5.25%.	Quarterly
Variable rate notes
NBG	Variable Rate Notes	September 1, 2009	September 2016	EUR	250	(1)	Three-month Euribor plus 0.576%	Quarterly
Finansbank	Floating Rate Notes Series 2012-C	December 20, 2012	November 2024	EUR	50		EURIBOR plus 3.6%.	Quarterly
Finansbank	Floating Rate Notes—Series 2012-B	December 20, 2012	November 2017	USD	75		LIBOR plus 3.4%	Quarterly

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

(b)   Long-Term Subordinated debt

        Long-term Subordinated debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2012
(EUR in millions)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	19
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	8

Total	27

Variable, with a weighted average rate of 1.98%, redeemable on or after July 2013 and denominated in EUR	26
Variable, with a weighted average rate of 1.91%, redeemable on or after Nov. 2014 and denominated in EUR	14
Variable, with a weighted average rate of 4.59%, redeemable on or after Feb. 2015 and denominated in EUR	16
Variable, with a weighted average rate of 1.89%, redeemable on or after Nov. 2014 and denominated in USD	12

Total	68

2013
(EUR in millions)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	19
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	7

Total	26

Variable, with a weighted average rate of 3.0%, redeemable on or after July 2034 and denominated in EUR	8
Variable, with a weighted average rate of 2.1%, redeemable on or after Nov. 2014 and denominated in EUR	7
Variable, with a weighted average rate of 5.26%, redeemable on or after Feb. 2015 and denominated in EUR	10
Variable, with a weighted average rate of 2.83%, redeemable on or after Nov. 2014 and denominated in USD	5

Total	30

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        The financial conditions of the long-term subordinated fixed and variable rate debt as of December 31, 2013, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Own held by the Group	Interest rate	Interest payment
					in million	(nominal amount in million)
Subordinated fixed rate notes
NBG Funding Ltd(1)	Guaranteed Fixed/Floating Rate Subordinated Callable Notes due 2037—Series E	November 8, 2006	November 2037	GBP	375	—	6.2889% fixed per annum until November 8, 2016 and thereafter floating of three month Libor plus 2.08%	Annually up to November 8, 2016
NBG Finance Plc	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	18	—	7.0% for the first five years and 9.5% thereafter.	Annually
Subordinated variable rate notes
NBG Funding Ltd(1)	Guaranteed Floating Rate Subordinated Callable Notes due 2034—Series A	July 11, 2003	July 2034	EUR	350	—	Three-month Euribor plus 175 bps until July 11, 2013 and three-month Euribor plus 275 bps thereafter	Quarterly
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series B	November 3, 2004	November 2035	EUR	350	—	The 10-year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series C	November 3, 2004	November 2035	USD	180	—	The 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.5%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series D	February 16, 2005	February 2036	EUR	230	—	The difference of the 10-year EUR CMS mid swap rate minus the two-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10%	Annually

(1)
The proceeds of the instruments issued by NBG Funding Ltd have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity.

On January 3, 2012, the Bank announced a voluntary tender offer (the "Offer") for the acquisition of any and all of the five series of the preferred securities issued by the Bank's subsidiary, NBG Funding Ltd. Based upon the aggregate nominal amounts of the securities validly

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

  tendered for purchase pursuant to the Offer, the Bank accepted for purchase securities in EUR with nominal value of EUR 117 million, securities in USD with nominal value of USD 48 million and securities in GBP with nominal value of GBP 39 million. The settlement date for the purchase by the Bank of the above securities was the January 19, 2012 and the purchase was funded by existing liquidity reserves of the Bank.

  Subsequent to the Offer, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of EUR 4 million of series A, B and D and GBP 8 million of series E.

  On May 23, 2013, the Bank announced the results of the Tender Offer for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank accepted for repurchase securities in EUR with nominal value of EUR 70 million, securities in USD with nominal value of USD 25 million and securities in GBP with nominal value of GBP 1 million.

  Subsequently, and as at December 31, 2013 the Bank acquired preferred securities outstanding of an aggregate nominal amount of EUR 2 million of series A, B and D.

(c)   Long-Term Other debt

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Leasing amounting to EUR 287 million (of which EUR 135 million, EUR 36 million and EUR 116 million denominated in EUR, TL and USD respectively) and floating rate borrowings of the above mentioned companies, amounting to EUR 205 million (of which EUR 138 million, and EUR 67 million denominated in EUR and USD).

NOTE 26:    COMMITMENTS AND CONTINGENCIES

        In the normal course of business, the Group enters into a number of off-balance sheet commitments to meet the financing needs of its customers, through the use of commitments to extend credit and commercial and standby letters of credit and guarantees.

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2012	2013
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*	25	10
Commercial letters of credit	594	593
Standby letters of credit and financial guarantees written	5,587	5,665

Total	6,206	6,268

*
Commitments to extend credit as at December 31, 2012 and 2013 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.The total commitments to extend credit at December 31, 2013 are EUR 12,327 million (2012: EUR 14,518 million)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    COMMITMENTS AND CONTINGENCIES (Continued)

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

        Legal Contingencies.    The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2012 and 2013 the Group has accrued for cases under litigation the amount of EUR 80 million and EUR 70 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

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

finite employment contracts is both probable and the amount of the obligation can be reasonably estimated under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30. Following the above, the Group recognized in the income statement as at December 31, 2011, an amount of EUR 170 million which was included under "Other non-interest expense". The estimates included in this amount are based on the Group's analysis of currently available information, and as new information is obtained the Group may change its estimates. Prior to 2011, the Bank concluded that the obligation with respect to employment contracts with its employees as finite duration contracts was remote, therefore no provision for staff leaving indemnity was recognized. Since December 31, 2012, this liability was included in the employees benefit obligation (see Note 40).

Voluntary Retirement Schemes

        On December 19, 2013, the Bank announced to its employees terms of the voluntary retirement scheme ("VRS"). The deadline for applications was on December 30, 2013. Approximately, 2,500 employees participated in the VRS and the total cost amounted to approximately EUR 183 million (see Note 40).

NOTE 27:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

	2011	2012	2013
	(EUR in millions)
Custody, brokerage & investment banking	62	67	94
Retail lending fees	41	39	26
Corporate lending fees	137	136	152
Banking fees & similar charges	171	199	204
Fund management fees	25	15	17

Total	436	456	493

NOTE 28:    NET TRADING GAIN/LOSS

        In addition to the gains on derivative instruments (see Note 10), the gains on deposits and the losses on long-term debt at fair value (see Note 20 and Note 25, respectively), net trading gain/loss in 2011, 2012 and 2013 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of EUR 8 million, EUR 9 million and EUR 1 million respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2011	2012	2013
	(EUR in millions)
Income from insurance operations	777	633	514
Gain on disposal of subsidiaries	—	158	—
Gain on disposal of premises	13	1	—
Hotel revenues	31	27	28
Other	41	98	262

Total	862	917	804

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2011	2012	2013
	(EUR in millions)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	1,014	470	531
Credit card costs	32	48	27
Hotel running costs	35	30	28
Broker costs	5	3	5
Rental expense	119	123	121
Taxes and duties other than income tax	94	95	105
Promotion and advertising	57	67	68
Third party fees	135	124	133
Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II	159	211	185
Other	583	424	462

Total	2,233	1,595	1,665

        Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II relate to the fees payable to the Hellenic Republic with respect to the notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of Pillar II of the Hellenic Republic Bank Support Plan, as described in Note 18.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    OTHER NON-INTEREST EXPENSE (Continued)

        Insurance claims, reserves movement, commissions and reinsurance premium ceded for the years ended December 31 comprised:

	2011	2012	2013
	(EUR in millions)
Reinsurance premiums ceded	75	77	62
Insurance benefits and claims incurred	601	525	355
Reinsurance recoveries	(50)	4	7

Net insurance claims and benefits incurred	551	529	362
Movement in mathematical and other reserves	227	(239)	23
Share of reinsurers	17	2	6

Net movement in mathematical and other reserves	244	(237)	29
Commission expense	108	77	64
Other insurance related expenses	36	24	14

Total	1,014	470	531

NOTE 31:    INCOME TAX (EXPENSE)

        The allocation of income/(loss) before income tax between domestic and foreign is as follows:

	2011	2012	2013
	(EUR in millions)
Income / (loss) before income tax domestic	(14.423)	(3.041)	(664)
Income / (loss) before income tax foreign	375	693	900

	(14.048)	(2.348)	236

        The significant components of the income tax expense for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
	(EUR in millions)
Income tax expense:
Current tax expense domestic	(46)	(34)	(31)
Current tax expense foreign	(107)	(171)	(102)
Deferred tax (expense)/benefit domestic	(308)	(19)	51
Deferred tax (expense)/benefit foreign	2	55	(85)

Total income tax expense	(459)	(169)	(167)

        The allocation of income before income tax between domestic and foreign is presented in Note 39.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) (Continued)

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2011	2012	2013
	(EUR in millions)
Income tax calculated based on statutory income tax rate of 26% (2011: 20% and 2012: 20%)	(2,810)	(470)	61
Effect of tax exempt income	(18)	(58)	(160)
Effect of different tax rates in other countries	11	(21)	(37)
Non deductible expenses	121	51	50
Statutory revaluation of fixed assets	—	(10)	11
Effect of change in income tax rate	10	—	(1,069)
Valuation allowance for deferred tax assets	3,115	658	1,297
Non-offsettable income taxes with current year income taxes	13	14	1
Income tax audit settlement	8	6	(7)
Other	9	(1)	20

Income tax expense / (benefit)	459	169	167

        In 2011, the increase in the effect on taxes of the expenses non-deductible for tax purposes is mainly due to the impairment of goodwill of investments in subsidiaries (see Note 14).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2012	2013
	(EUR in millions)
Deferred Tax Assets:
Allowance for loan losses	813	1,299
Mark to market valuation of securities and derivatives	597	597
Pension and other post retirement benefits	88	92
Insurance reserves	84	143
Revaluation of land and buildings	150	168
Intangibles recognized upon acquisition and other assets	—	1
Tax free reserves	—	11
Tax loss carried forward	370	490
Other	188	302
PSI tax losses	1,835	2,303

Gross deferred tax assets	4,125	5,406
Deferred tax assets / liabilities for netting	(167)	(79)

Net deferred tax assets	3,958	5,327
Valuation allowance for deferred tax assets	(3,788)	(5,085)

Net deferred tax assets after valuation allowance	170	242

Deferred Tax Liabilities:
Allowance for loan losses	(36)	(32)
Mark to market valuation of securities and derivatives	(47)	(20)
Pension and other post retirement benefits	(1)	—
Revaluation of land and buildings	(1)	(1)
Intangibles recognized upon acquisition and other assets	(37)	(32)
Tax free reserves	(92)	(94)
Other	(17)	(21)

Gross deferred tax liabilities	(231)	(200)
Deferred tax liabilities / assets for netting	167	79

Net deferred tax liabilities	(64)	(121)

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 170 million and EUR 242 million, at December 31, 2012 and 2013 respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2009, 2010, 2012 and 2013 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) (Continued)

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

        The Group as at December 31, 2013 has a deferred tax asset of EUR 490 million on the tax losses carry-forward of EUR 1,953 million which expire as follows:

Year	(EUR in millions)
2014	52
2015	756
2016	22
2017	855
2018	204
2019	40
2020	18
Unlimited	6

Total	1,953

        The applicable Greek statutory corporation income tax rate was 20% for 2011 and 2012 and 26% for 2013. In January 2013, Law 4110/2013 provided that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate was increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards the withholding tax is reduced to 10% from 25%.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the increase in the nominal tax rates. The total effect, for the years ended December 31, 2011, 2012 and 2013, was an expense of EUR 10 million, NIL and EUR (1,069) million respectively which was offset by an equivalent amount of valuation allowance resulting in a total net effect of NIL for the years 2011 and 2013.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2011	2012	2013
	(EUR in millions)
Balance, at beginning of year	11	11	10
Reductions related to positions taken during prior years	—	(1)	(7)

Balance, at end of year	11	10	3

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amounts cannot be determined, it is not expected to have a material effect on the consolidated statement of financial position of the Group and the Bank. The Bank has been audited by the Greek tax authorities up to and including the year 2008. The financial years 2009 and 2010 are currently being audited by the tax authorities. The financial years 2011 and 2012 were audited and 2013 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011 and 2012 were unqualified and issued on July 27, 2012 and September 27, 2013, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the year 2011 is considered final for tax audit purposes on April 30, 2014 and 2012 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank.

        The open tax years of the major companies of the Group at December 31, 2013, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2009-2010&2012-2013
NBG London Branch (United Kingdom)	2011-2013
Finansbank A.S. (Turkey)	2008 & 2010-2013
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2010-2013
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2005-2013
Banca Romaneasca S.A. (Romania)	2008-2013
NBG Securities S.A. (Greece)	2009-2010&2012-2013
NBG Asset Management Mutual Funds S.A. (Greece)	2009-2010&2012-2013
Ethniki Leasing S.A. (Greece)	2010&2012-2013
Ethniki Hellenic General Insurance S.A. (Greece)	2010&2012-2013

NOTE 32:    RELATED PARTY TRANSACTIONS

        The nature of the significant transactions entered into by the Group with related parties during the year ended December 31, 2013 and 2012 and the significant balances outstanding at December 31, 2013 and 2012 are presented below.

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

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of currently 2.1% for mortgage loans, while collateral is required as in the ordinary course of business. As such, as of December 31, 2013, certain General Managers and members of the Executive Committees of the Bank have taken loans of total amount EUR 6 million (December 31, 2012: EUR 6 million) with reduced interest rates. The aggregate amount of loans, deposits and letters of guarantee to related parties, at Group level, totaled EUR 88 million, EUR 12 million and EUR 16 million respectively as at December 31, 2013 (December 31, 2012: EUR 86 million, EUR 8 million and EUR 16 million respectively).

b.     Transactions with subsidiaries, associates and joint ventures

        The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). As at December 31, 2013, the aggregate amount of receivables from affiliates totaled EUR 8 million, the amount of payables to affiliates totaled EUR 460 million and the amount of letters of guarantee to affiliates totaled EUR 8 million (December 31, 2012: EUR 8 million, EUR 561 million and EUR 17 million respectively). For the year ended December 31, 2013, the aggregate amount of income from affiliates totaled EUR 34 million and the amount of expense to affiliates totaled EUR 15 million (December 31, 2012: EUR 21 million and EUR 43 million respectively).

c.     Transactions with other related parties

        The total receivables of the Group from the employee benefits related funds as at December 31, 2013, amounted to EUR 582 million (December 31, 2012: EUR 501 million). The total payables of the Group to the employee benefits related funds as at December 31, 2013, amounted to EUR 134 million (December 31, 2012: EUR 111 million).

d.     Transactions with HFSF

        In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in ASC 850 "Related Party Disclosures", had contributed an amount of EUR 9,756 million EFSF bonds as an advance for the participation in the Bank's planned share capital increase.

        The share capital increase was completed in June 2013 and an amount of EUR 1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to EUR 8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid EUR 90 million to HFSF as underwriting fees.

        Subsequent to the recapitalization of the Greek banks, as at December 31, 2013, the HFSF controls Eurobank. As a result, in accordance with the provisions of ASC 850 "Related Party Disclosures", HFSF and its controlling entities are considered to be related parties to the Group. Hence, Eurobank is considered to be a related party. As at December 31, 2013, the outstanding

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS (Continued)

transactions with Eurobank comprised receivables of EUR 97 million, payables of EUR 7 million and revenues of EUR 7 million.

        Following the acquisition by the Bank of "selected" assets and liabilities of FBB and the decision of the Bank of Greece 13/7.11.2013 which finalized the valuation of the transferred assets and liabilities of FBB and determined the difference (funding gap) to EUR 457 million, the HFSF covered the aforesaid difference by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to EUR 462 million (see Note 4).

        Following the acquisition by the Bank of "selected" assets and liabilities of Probank and the decision of the Bank of Greece with its decision 15/30.12.2013 which finalized the valuation of the transferred assets and liabilities of Probank and determined the difference (funding gap) to EUR 563 million, the HFSF covered the aforesaid difference by contributing to the Bank cash equal to the funding gap (see Note 4).

NOTE 33:    PAID-IN CAPITAL

Common stock increase for the acquisition of Eurobank

        On November 23, 2012, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved (i) the reduction in the Bank's common stock through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, included in the "Additional paid-in capital" and (ii) the increase in the Bank's common stock with the issuance of new common shares that was subscribed in kind, that is, 466,397,790 common voting shares of Eurobank Ergasias S.A. ("Eurobank"), of nominal value EUR 2.22 per share. This common stock increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12 2013.

        At its meeting of February 22, 2013 the Bank's Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank's common stock increased by EUR 271 million by issuing 270,510,718 common shares with nominal value of EUR 1.00 per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273 million and was based on the closing price of Bank's share on the ATHEX on February 15, 2013.

Share capital increase in the context of the recapitalisation

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the common shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount included in the "Additional paid-in capital" and c) the common stock increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

        On June 19, 2013, the Board of Directors certified that EUR 1,079 million was covered by private investors in cash and EUR 8,677 million by HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 common shares of EUR 0.30 per share. The HFSF

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

has restricted voting rights by law. If the shares are sold by the HFSF, the new shareholders will have the same rights as other NBG common shareholders.

        According to Article 7a par.1 of the Greek Law 3864/2010, the common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on "sociétés anonymes". Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

        From the amount of EUR 9,756 million, EUR 682 million was credited to the common stock whereas the remaining amount of EUR 9,074 million less expenses was credited to the additional paid-in capital account.

Redeemable preference shares to the Hellenic Republic

        On January 22, 2009, at an Extraordinary General Meeting, the Bank's shareholders approved the issue of 70 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State in accordance with Greek Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preference shares. This increase was covered through the transfer to the Bank of an equal market value Greek government bond with a coupon rate of 6-month Euribor plus 130 basis points. On May 25, 2009, the minutes of the Board of Directors' meeting covering the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's preferred stock increased by EUR 350 million.

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

  a)
  their nominal value should be of equal to the nominal value of the bonds issued as consideration for the preference shares issued by the Bank,

  b)
  their maturity date should be the same or up to one month beyond the corresponding maturity date of the bonds issued as consideration for the preference shares issued by the Bank,

  c)
  their market value as at the date of redemption should match their nominal value. If this is not applicable the difference will be settled between the parties in cash.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved the share capital increase by EUR 1,000 million through the issue of additional 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million Redeemable Preference Shares at a nominal value of EUR 5.00 each which embody the same privileges and characteristics as the 70 million redeemable preference shares described above.

Repurchase of non-cumulative, non-voting, redeemable preference shares

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

        As of June 28, 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

        On July 3, 2013, the purchase of the 12,360,169 ADSs was settled by the Bank. Therefore, following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

NOTE 34:    REDEEMABLE NON-CONTROLLING INTEREST

        The redeemable NCI outstanding as at December 31, 2013 of EUR 250 million relates to the fair value of the arrangement with the IFC regarding 5% of Finansbank ordinary shares (December 31, 2012, EUR 257 million). In April 2007, the Bank disposed of 5% of Finansbank ordinary shares to IFC for USD 259 million. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. This stake is subject to put and call arrangements, as provided for in the shareholders' agreement between the Bank and IFC, exercisable after 5 and 7 years, respectively. The put option price is the higher of (i) the fair market value of the shares as determined by independent valuation specialists and (ii) the price received compounded semi annually with 6-month Libor plus 25 basis points. These put and call agreements are neither legally detachable nor separately exercisable from the respective shares held by IFC.

        Based on the terms of the above agreement, the ordinary shares subject to the put option described above are accounted for as a redeemable non-controlling interest as described in note 3, in accordance with ASU 2009-04 (EITF Topic D-98). The redeemable NCI are currently or probably redeemable as of each balance sheet date presented. The amount presented as "Non-controlling interest—Temporary equity" relates to the redemption amount as estimated at each reporting date. Any changes in the redemption amount are recognized in "Accumulated Surplus/Deficit".

        A similar put and call arrangement with the EBRD with respect to 10.2% of Banca Romaneasca's share capital was settled in March 2012.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders after deducting dividends declared to preferred shareholders, by the weighted average number of ordinary shares outstanding during the year (amounts are presented in EUR millions, except share and per share data).

	2011	2012	2013
Net income/(loss) attributable to NBG shareholders	(14,539)	(2,537)	37

Net income/(loss) attributable to ordinary shareholders	(14,539)	(2,537)	37
Weighted average ordinary shares outstanding for basic earnings per share	189,759,454	189,872,264	1,386,902,697

Weighted average ordinary shares outstanding for dilutive earnings per share	189,759,454	189,872,264	1,386,902,697

Basic earnings / (losses) per share	(76.62)	(13.36)	0.03
Diluted earnings / (losses) per share	(76.62)	(13.36)	0.03

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share are exchanged for 1 new share of 10.00 Euro per share. This adjustment is applied retrospectively to all periods presented. The adjustment for the effect of the bonus element of the share capital increase which represents the difference between the discounted issue price per share (see Note 33) and its market price upon the recent capital increase, corresponds to a factor of 1.9863, and it has been applied retrospectively to all periods presented.

NOTE 36:    REGULATORY MATTERS

        Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. At least half of the required capital must consist of "Tier I" capital (as defined), and the rest of "Tier II" capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

        As of March 31, 2013, Act 13/28.3.2013 of the Executive Committee of the Bank of Greece, established new additional limits of 9% and 6% for CT1 and Common Equity, respectively for the Group and the Bank. As of 31 December 2013, Act 36/23.12.2013 of the Executive Committee, removed the cap on the recognition of DTA up to 20% of the CT1.

        In accordance with the BoG directives (Governor's Act 2630/29.10.2010) the Group's capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        The Group's capital adequacy ratios are presented in the table below:

	December 31,
	2012*	2013
Common equity	7.8%	10.3%
Core Tier I	7.8%	10.3%
Total	9.2%	11.2%

*
The 2012 figures are adjusted for the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

        As at December 31, 2013, the Group's CT1 ratio has increased to 10.3%, (December 31, 2012: 7.8%) following 2013 profitability and certain actions completed by Management, such as the disposal of a 66.0% participation interest out of the 100% held in subsidiary NBG Pangaea REIC, a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares.

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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2012 and 2013:

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

	Year ended December 31, 2012
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,977	2,978	145	2,833	—
Held to maturity securities	356	405	—	380	25
Loans at amortized cost, net of allowance	66,835	67,896	—	—	67,896
Financial Liabilities:
Deposits at amortized cost	88,204	88,245	7,717	80,528	—
Other borrowed funds	2,027	2,025	—	2,025	—
Long-term debt at amortized cost	1,516	1,476	—	1,390	86

	Year ended December 31, 2013
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	3,333	3,334	171	3,163	—
Held to maturity securities	10,360	10,471	812	9,634	25
Loans at amortized cost, net of allowance	65,408	65,940	—	—	65,940
Financial Liabilities:
Deposits at amortized cost	85,312	85,356	10,155	75,201	—
Other borrowed funds	1,678	1,678	—	1,678	—
Long-term debt at amortized cost	1,772	1,747	—	1,704	43

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

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2012	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	1,994	3,442	33	5,469
Debt securities issued by other governments and public sector entities	223	33	—	256
Greek treasury bills	—	3,222	—	3,222
Foreign treasury bills	1,604	59	—	1,663
Debt securities issued by Greek financial institutions	—	41	—	41
Debt securities issued by foreign financial institutions	113	64	33	210
Corporate debt securities issued by Greek companies	—	18	—	18
Corporate debt securities issued by foreign companies	4	5	—	9
Equity securities issued by Greek companies	30	—	—	30
Equity securities issued by foreign companies	8	—	—	8
Mutual fund units	12	—	—	12
Derivative assets	5	3,659	29	3,693
Available-for-sale securities	3,676	2,948	467	7,091
Greek government bonds	—	1,475	207	1,682
Debt securities issued by other governments and public sector entities	3,032	457	—	3,489
Foreign treasury bills	7	309	—	316
Corporate debt securities issued by companies incorporated in Greece	23	389	75	487
Corporate debt securities issued by companies incorporated outside Greece	4	318	185	507
Equity securities issued by companies incorporated in Greece	88	—	—	88
Equity securities issued by companies incorporated outside Greece	27	—	—	27
Mutual Fund units	495	—	—	495
Loans at fair value(1)	—	181	—	181
Other assets	282	13	11	306

Total Assets	5,957	10,243	540	16,740

Liabilities
Deposits at fair value(2)	—	2,955	—	2,955
Derivative liabilities	5	4,742	37	4,784
Accounts payable, accrued expenses and other liabilities (Securities short position)	4	—	—	4
Long-term debt at fair value(1)	—	—	600	600

Total liabilities	9	7,697	637	8,343

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 13 and Note 25).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments (see Note 20).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2013	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	334	2,724	24	3,082
Debt securities issued by other governments and public sector entities	237	218	—	455
Greek treasury bills	—	2,086	—	2,086
Foreign treasury bills	52	74	—	126
Debt securities issued by foreign financial institutions	5	313	24	342
Corporate debt securities issued by Greek companies	—	20	—	20
Corporate debt securities issued by foreign companies	—	13	—	13
Equity securities issued by Greek companies	26	—	—	26
Equity securities issued by foreign companies	7	—	—	7
Mutual fund units	7	—	—	7
Derivative assets	1	3,649	21	3,671
Available-for-sale securities	2,459	3,646	280	6,385
Greek government bonds	—	1,698	265	1,963
Debt securities issued by other governments and public sector entities	2,053	603	—	2,656
Greek treasury bills	—	157	—	157
Foreign treasury bills	7	333	—	340
Corporate debt securities issued by companies incorporated in Greece	—	407	2	409
Corporate debt securities issued by companies incorporated outside Greece	—	448	13	461
Equity securities issued by companies incorporated in Greece	107	—	—	107
Equity securities issued by companies incorporated outside Greece	19	—	—	19
Mutual Fund units	273	—	—	273
Loans at fair value(1)	—	—	76	76
Other assets	301	70	11	382

Total Assets	3,095	10,089	412	13,596

Liabilities
Deposits at fair value(2)	—	282	—	282
Derivative liabilities	4	3,024	4	3,032
Long-term debt at fair value(1)	—	810	—	810
Accounts payable, accrued expenses and other liabilities (Securities short position and Other insurance liabilities)	2	64	—	66

Total Liabilities	6	4,180	4	4,190

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 13 and Note 25).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments (see Note 20).

(c)   Transfers from Level 1 to Level 2

        In 2012 and 2013, there were no transfers from Level 1 to Level 2.

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

        The Group may, sometimes, also utilize third-party pricing information and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e Level 3).

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Valuation techniques

        The fair value of trading assets and available-for-sale debt securities are generally based on quoted market prices. For certain debt securities, market price quotes may not be readily available, or trading activity has slowed significantly or ceased. Some of these instruments are valued using a discounted cash flow model, which estimates the fair value of the securities using key inputs such as credit and interest rate risk. Principal and interest cash flows are discounted using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value for the specific security.

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

        Level 3 financial instruments at December 31, 2013 include:

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

  (b)
  Available-for-sale corporate bonds, for which the fair value was estimated based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or for which there is no active market available and are subject to liquidity adjustments. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

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

  (e)
  Loans which are carried at fair value and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2012 and 2013 including realized and unrealized gains/(losses) included in earnings and OCI.

	2012
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
	(EUR in millions)
Trading assets	292	(27)	—	9	(14)	(228)	1	—	33
Greek government bonds	259	(27)	—	1	(5)	(228)	—	—	—
Debt securities issued by other governments and public sector entities	—	—	—	—	—	—	1		1
Debt securities issued by Greek financial institutions	—	—	—	7	(7)	—	—	—	—
Debt securities issued by foreign financial institutions	33	—	—	1	(2)	—	—	—	32
Net Derivatives	62	(10)	—	(26)	—	—	2	(36)	(8)
Available-for-sale securities	3,873	(205)	73	56	(80)	(1,936)	143	(1,457)	467
Greek government bonds	3,697	(213)	71	56	(23)	(1,924)	—	(1,457)	207
Corporate debt securities issued by companies incorporated in Greece	95	7	—	—	(15)	(12)	—	—	75
Corporate debt securities issued by companies incorporated outside Greece	81	1	2	—	(42)	—	143		185
Other assets	9	1	—	—	—	—	1		11
Long-term debt	—	—	—	—	—	—	600	—	600

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2013
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
Trading assets	33	7	—	—	(16)	—	—	—	24
Debt securities issued by foreign financial institutions	33	7	—	—	(16)	—	—	—	24
Net Derivatives	(8)	30	—	—	—	(13)	26	(18)	17
Available-for-sale securities	467	7	65	6	(182)	(22)	—	(61)	280
Greek government bonds	207	1	58	—	—	—	—	—	266
Corporate debt securities issued by companies incorporated in Greece	75	4	(4)	6	(74)	—	—	—	7
Corporate debt securities issued by companies incorporated outside Greece	185	2	11	—	(108)	(22)	—	(61)	7
Net Loans	—	—	—	—	—	—	76	—	76
Other assets	11	—	—	—	—	—	—	—	11
Long-term debt	600	210	—	—	—	—	—	(810)	—

        Gains and losses included in net income / loss are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 61 million for the year ended December 31, 2012 and to EUR 2 million for the year ended December 31, 2013 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2013, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to NIL and EUR 28 million for trading assets and net derivatives respectively.

        For the year ended December 31, 2012, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (1) million and EUR 2 million for trading assets and net derivatives respectively.

        The Group conducts a review of the fair value hierarchy classifications on a periodic basis. During 2013, loans for which the Group has elected the fair value option, were transferred from Level 2 to Level 3.

        Other transfers from Level 2 into Level 3 include derivative instruments for which the bilateral CVA adjustment is significant to the base fair value of the respective instruments.

        The main transfer out of Level 3 relates to debt securities in issue which are valued based on market observable data and are no longer valued based on the price with which the Bank completed a tender offer. Additionally, certain AFS debt securities for which the liquidity adjustment is no longer appropriate, were transferred out of the Level 3 category.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Quantitative Information about Level 3 Fair Value Measurements 2012

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	32	Price Based	Price	20.8	98.6
Other Trading debt securities	1	Price Based	Price	37.0	37.0
Available-for-sale Greek Government bonds	207	Discounted Cash Flows	Credit Spread over 30 years	821 bps	821 bps
Available-for-sale Corporate debt securities issued by companies incorporated in Greece	75	Price Based	Price	37.0	60.0
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	155	Discounted Cash Flows	Liquidity Factor Adjustment on Discounted Cash Flows Model	14.0%	25.0%
	30	Price Based	Price	93.8	99.0
Net Derivatives
Interest Rate Swaps	1	Discounted Cash Flows	FX Correlation	-0.25	0.85
	14		Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0.68	0.93
	1		Constant Maturity Swap correlation between different tenors and currencies (quanto)	(0.10)	0.95
Credit Derivative	(26)	Internal Model	Expected Loss Rate	8.1%	8.1%
Other Derivatives	2	Market Standard Black Scholes Model	FX Pair Correlation	(0.10)	0.68
	(1)	Market Standard Black Scholes Model	Index volatility	0.05	0.30
	1	Discounted Cash Flows—Internal Model (for CVA/DVA)	Credit Spread	100 bps	1000 bps
Other assets	11	Price Based	Price	101.0	101.0
LIABILITIES
Long Term Debt	600	Price Based	Price	70.0	70.0

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Quantitative Information about Level 3 Fair Value Measurements 2013

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	16	Price Based	Price	26.4	98.7
Debt securities issued by financial institutions incorporated outside Greece	8	Price Based	Price	24.8	28.7
Available-for-sale Greek Government bonds	265	Discounted Cash Flows	Credit Spread over 30 years	156 bps	156 bps
Available-for-sale Corporate debt securities issued by companies incorporated in Greece	2	Price Based	Price	100.6	100.6
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	13	Price based	Price	93.8	93.8
		Collateral Based	Factor of Collateral Realization	42.0%	65.0%
Net Loans	76	Discounted Cash Flows	Credit Spread	200 bps	1500 bps
Net Derivatives
Interest Rate Swaps	7	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	100 bps	1000 bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0.68	0.93
Credit Derivative	(2)	Internal Model	Expected Loss Rate	0.8%	0.8%
Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	0.05	0.30
	3	Market Standard Black Scholes Model	FX pair correlation	0.28	0.68
Other assets	11	Price Based	Price	100.6	100.6

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

        For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, it interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group's financial instruments.

        Within Other Derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

        For Credit Derivatives the calculated fair value includes estimated expected loss rates as significant unobservable input. A reasonable increase in this input would result in an insignificant fair value change for the Group.

        For Loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

        The available-for-sale portfolio consists of a Greek Government debt security for which the credit spread up to its maturity is not market observable. A reasonable increase in the credit spread of the Hellenic Republic would result in a significantly lower market value for this financial instrument (see note 11).

NOTE 38:    OFFSETTING

        Financial assets and liabilities are offset and the net amount is reported in the balance sheet only if the Group holds a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts, repurchase and reverse repurchase agreements, and securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (such as bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period).

        The following table provides information on the impact of offsetting on the balance sheet of the Group, as at December 31, 2012 and 2013, as well as the financial impact of netting of instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    OFFSETTING (Continued)

a.
Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2012			December 31, 2013
	Derivative instruments(1)	Reverse repurchase agreements	Total	Derivative instruments(1)	Reverse repurchase agreements	Total
Gross amounts of recognised financial assets	3,647	884	4,531	3,598	39	3,637
Gross amounts of recognised financial liabilities set off in the balance sheet	—	(51)	(51)	—	—	—

Net amounts of financial assets presented in the balance sheet	3,647	833	4,480	3,598	39	3,637
Related amounts not set off in the balance sheet
Financial instruments	(1,008)	(829)	(1,837)	(619)	(25)	(644)
Cash collateral received	(477)	—	(477)	(943)	—	(943)

Net amount	2,162	4	2,166	2,036	14	2,050

(1)
Included in Derivative assets in the Group's balance sheet at December 31, 2012 and 2013.
b.
Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2012			December 31, 2013
	Derivative instruments(1)	Repurchase agreements	Total	Derivative instruments(1)	Repurchase agreements	Total
Gross amounts of recognised financial liabilities	4,777	1,160	5,937	3,029	4,738	7,767
Gross amounts of recognised financial assets set off in the balance sheet	—	(51)	(51)	—	—	—

Net amounts of financial liabilities presented in the balance sheet	4,777	1,109	5,886	3,029	4,738	7,767
Related amounts not set off in the balance sheet
Financial instruments	(768)	(1,082)	(1,850)	(545)	(4,738)	(5,283)
Cash collateral pledged	(1,781)	—	(1,781)	(769)		(769)

Net amount	2,228	27	2,255	1,715	—	1,715

(1)
Included in Derivative liabilities in the Group's balance sheet at December 31, 2012 and 2013.

NOTE 39:    SEGMENT INFORMATION

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

NOTE 39:    SEGMENT INFORMATION (Continued)

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

Breakdown by business segment

12-month period ended December 31, 2011	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	1,203	776	371	63	387	903	139	3,842
Net fee and commission income / (loss)	101	82	(107)	7	94	314	3	494
Other	(25)	(62)	9	179	6	36	(107)	36

Total operating income / (loss)	1,279	796	273	249	487	1,253	35	4,372

Direct costs	(688)	(52)	(65)	(135)	(293)	(656)	(249)	(2,138)
Allocated costs and provisions	(1,515)	(2,152)	(10,723)	(633)	(202)	(147)	(282)	(15,654)
Share of profit of equity method investments	—	—	(3)	1	1	—	1	—

Profit / (loss) before tax	(924)	(1,408)	(10,518)	(518)	(7)	450	(495)	(13,420)

Segment assets as at December 31, 2011
Segment assets	27,368	16,196	24,904	2,041	9,856	20,672	4,281	105,318
Deferred tax assets and Current income tax advance								1,552

Total assets								106,870

Other Segment items
Depreciation & amortization(1)	19	2	5	9	36	54	101	226
Credit provisions and other impairment charges	1,180	2,102	10,702	631	200	147	260	15,222
Non- current assets additions	5	11	36	3	19	80	66	220

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
As restated	(EUR in millions)
Net interest income	940	745	(106)	71	312	1,265	138	3,365
Net fee and commission income / (loss)	88	85	(177)	6	90	400	3	495
Other	(9)	(49)	(469)	156	17	169	(148)	(333)

Total operating income / (loss)	1,019	781	(752)	233	419	1,834	(7)	3,527

Direct costs	(615)	(51)	(59)	(116)	(272)	(748)	(20)	(1,881)
Allocated costs and provisions	(1,736)	(654)	(247)	(31)	(258)	(286)	(409)	(3,621)
Share of profit of equity method investments	—	—	—	—	—	2	—	2

Profit / (loss) before tax	(1,332)	76	(1,058)	86	(111)	802	(436)	(1,973)

Segment assets as at December 31, 2012
Segment assets	25,694	14,377	19,584	3,136	9,429	24,615	6,295	103,130
Deferred tax assets and Current income tax advance								1,668

Total assets								104,798

Other Segment items
Depreciation & amortization(1)	13	2	3	9	32	65	107	231
Credit provisions and other impairment charges	1,436	608	227	29	255	286	312	3,153
Non- current assets additions	12	29	6	5	17	96	79	244

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income / (loss)	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85

Total operating income / (loss)	694	740	(213)	193	404	1,744	209	3,771

Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—	(4)	1	1	(3)	—	(5)

Profit / (loss) before tax	(989)	269	256	110	28	544	(397)	(179)

Segment assets as at December 31, 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,773	108,080
Deferred tax assets and Current income tax advance								2,850

Total assets								110,930

Other Segment items
Depreciation & amortization(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non- current assets additions	4	27	—	3	22	102	54	212

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Reconciliation of Loss before tax per IFRS reported for the segments to Income / (loss) before income tax per US GAAP

	2011	2012	2013
	(EUR in millions)
Profit / (loss) before tax(*)	(13,420)	(1,973)	(179)
Dividend paid and transactions on financial instruments classified within equity under IFRS	(39)	(17)	(11)
Hedging of Interest Rate Risk and Net Investment Hedge	(68)	(359)	559
Fixed assets measurement difference	38	57	10
Difference in loan interest income recognition	(12)	(54)	(82)
Foreign exchange differences on AFS debt securities	103	2	5
Difference of equity in earnings of investees	16	46	—
Insurance reserves	(307)	32	(85)
Impairment of goodwill	(298)	(2)	(1)
Impairment of AFS securities	128	19	2
Bond's portfolio classification	(188)	(126)	7
Other	(1)	26	11

Income/(loss) before income tax	(14,048)	(2,349)	236

*
as restated in 2012 due to IAS 19 retrospective application

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

        Breakdown of total assets, total revenue, income / (loss) before income tax and net income/ (loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue(1)	Income / (loss) before income tax	Net income / (loss) attributable to NBG shareholders
	(EUR in millions)
12-month period ended December 31, 2011
Domestic	71,600	(6,399)	(14,511)	(14,888)
Turkish operations	20,686	2,305	481	360
Other International	11,182	867	(18)	(11)

Group	103,468	(3,227)	(14,048)	(14,539)

12-month period ended December 31, 2012
Domestic	65,928	2,410	(2,997)	(3,049)
Turkish operations	24,616	3,004	752	602
Other International	10,612	806	(103)	(90)

Group	101,156	6,220	(2,348)	(2,537)

12-month period ended December 31, 2013
Domestic	72,895	3,268	(629)	(641)
Turkish operations	23,478	3,092	830	648
Other International	10,468	691	35	30

Group	106,841	7,051	236	37

(1)
Total revenue includes OTTI on available for sale securities.

NOTE 40:    EMPLOYEE BENEFIT PLANS

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

Ethniki Hellenic General Insurance Company Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement plan of EH has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3%. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

        Total contributions to social security funds, state run plans and defined contribution plans for 2012 and 2013 were EUR 325 million and EUR 315 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH post-retirement and health plan

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

        Up to 2013, the Bank did not contribute to the aforementioned plan. From January 1, 2014, the Bank pays contribution of 2%.

(b)   Defined Benefit Plans

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

        As a result the Group concluded that based on the available evidence the obligation for the remaining population of employees under the finite employment contracts is both probable and the amount of the obligation is reasonably estimable under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30. Following the above, the Group recognized in the income statement as at December 31, 2011, an amount of EUR 170 million which is included under "Other non-interest expense". See also Note 26.

        On November 12, 2012, the new Greek Law 4093/2012 (GG A' 222) decreased the Greek Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

        The transitional provisions of the law state that for employees who on November 12, 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to EUR 2,000.

Lump sum and annuity benefits

        Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

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

	2011	2012	2013
	(EUR in millions)
Service cost	14	14	13
Interest cost	19	20	15
Expected return on plan assets	(5)	(3)	(2)
Amortization of actuarial losses	14	11	13
Losses / (income) on curtailments / settlements and other expense / (income)	7	(3)	181

Net periodic pension cost	49	39	220

        In 2013, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the voluntary retirement scheme for the Bank's employees. More specifically, on December 19, 2013, the Bank announced to its employees terms of the voluntary retirement scheme ("VRS"). The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS and the total expense amounted to EUR 178 million. By taking into account the unpaid leave for these employees, the total voluntary retirement expense amounted to approximately EUR 183 million. Additionally, losses / (income) on curtailments / settlements and other expense / (income) includes the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to EUR 2 million.

        In 2012, losses / (income) on curtailments / settlements and other expense / (income) mainly relates to the change in the provision for retirement indemnities in accordance with Greek Law 4093/2012 as described above, which eliminates the retirement indemnity benefit accruals for employees with more than 17 years of service. Additionally, all employees with less than 17 completed years of service as at November 2012 will cease to accrue future benefits upon the completion of 17 years, instead of 28 years as was the case before the enactment of Greek Law 4903/2012.

        Also, losses / (income) on curtailments / settlements and other expense / (income) includes the cost of additional benefits in excess of the benefits provided for Finansbank amounting to EUR 4 million and the amount of EUR 5 million for NBG Cyprus, as in 2012 the plan changed from defined benefit plan to defined contribution plan. The amount in 2011 mainly relates to the cost of additional benefits in excess of the benefits provided for Finansbank and Vojvodjanska, amounting to EUR 3 million and EUR 3 million, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2011	2012	2013
Discount rate	5.3%	5.1%	3.6%
Expected return on plan assets	5.5%	4.9%	3.2%
Rate of compensation increase	3.5%	2.7%	2.4%

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2011	2012	2013
	(EUR in millions)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	402	301	457
Service cost	14	14	13
Interest cost	19	20	15
Employee contributions	5	5	4
Actuarial loss/(gain)	(38)	54	(40)
Adjustment for disposal and other	(3)	170	(7)
Benefits paid from the Fund	(86)	(37)	(21)
Benefits paid directly by the Group	(19)	(55)	(14)
Settlements/Terminations/Curtailments	7	(12)	190
Prior service cost arising over last period	—	(3)	—

PBO, end of year	301	457	597

        In 2013, Settlements/Terminations/Curtailments mainly include the additional cost of the voluntary retirement scheme for the Bank's employees. In 2012, the adjustment for disposal and other mainly relates to the implementation by the Bank of Greek Law 4046/2012 of amount EUR 170 million. As at December 31, 2011, this amount was recognized as staff leaving indemnity contingency (see Note 26).

	2011	2012	2013
	(EUR in millions)
Change in plan assets:
Fair value of plan assets, beginning of year	102	76	69
Actual return on plan assets	(18)	1	—
Employer contributions	73	24	15
Employee contributions	5	5	4
Benefits paid	(86)	(37)	(21)

Fair value of plan assets, end of year	76	69	67

        Employer contributions paid by the Group, are in excess of the EUR 7 million total expected contributions for funded plans for 2013.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2011	2012	2013
	(EUR in millions)
Funded status, end of year	(225)	(388)	(530)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2011	2012	2013
Discount rate	5.1%	3.6%	3.9%
Rate of compensation increase	2.7%	2.4%	2.1%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2011	2012	2013
	(EUR in millions)
Projected benefit obligation	301	457	597
Accumulated benefit obligation	260	396	553
Fair value of plan assets	76	69	67

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2011	2012	2013
	(EUR in millions)
Net actuarial losses	139	175	132
Prior service cost	1	(2)	(2)

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31 are as follows:

	2011	2012	2013
	(EUR in millions)
Net Loss / (Gain)	(15)	56	(37)
Prior Service Cost / (Credit)	—	(3)	—
(Gain)/Loss due to Curtailment/Settlement	—	—	2
Amortization of Losses / (Gains)	(16)	(20)	(5)

Total recognized on Other comprehensive (income) / loss	(31)	33	(40)

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2014 are nil of prior service cost and EUR 11 million of net actuarial loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

	2012		2013
					2014
	Amount	Proportion	Amount	Proportion
	(EUR in millions)		(EUR in millions)
Equity securities	6	9%	—	—	0%–10%
Cash and due from banks	—	—	2	3%	0%–3%
Other	63	91%	65	97%	90%–97%

Total	69	100%	67	100%

        Other relates mainly to assets of Deposit administration fund ("DAF") policies issued by the Group's main insurance company EH, while in 2012 equity shares were the Bank's own equity securities. DAF assets and deposits are measured at the fund balance plus any accrued return to policyholders, while equity securities were measured based on closing prices in an active market as at the measurement date (Level 1).

        Benefit payments projected to be made from the defined benefit plans are as follows:

Benefit payments projected
(EUR in millions)
Expected Benefits next year	290
Expected Benefits in 2 Yrs	11
Expected Benefits in 3 Yrs	14
Expected Benefits in 4 Yrs	18
Expected Benefits in 5 Yrs	19
Expected Benefits in 6th to 10th Yr	123

        In 2014, the Group is expected to make EUR 6 million in contributions to funded plans and pay EUR 290 million in retirement indemnities, of which the amount of EUR 262 million concerns the indemnities as part of the voluntary retirement scheme for the Bank's employees.

NOTE 41:    SHARE BASED PAYMENT

        At the Repeat General Meeting held on June 28, 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank's executive directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options were to be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12.5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on May 15, 2008. The maximum number of options that could have been granted per year could not exceed 1% of the total number of ordinary shares outstanding. The strike price should be within the range of EUR 5.00 per share to 85% of the average market price of the ordinary shares within the time period from January 1 of the year the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    SHARE BASED PAYMENT (Continued)

options are granted until October 31 of that same year. No stock options have been granted under this program.

        No expense recognized during 2011, 2012 and 2013.

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income attributable to NBG shareholders, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in millions)
Balance, January 1, 2011	(599)	(2,652)	(135)	(3,386)
Other comprehensive income before reclassifications	(925)	(3,282)	18	(4,189)
Amounts reclassified from accumulated other comprehensive income	—	5,625	11	5,636

Net current-period other comprehensive income	(925)	2,343	29	1,447

Balance, December 31, 2011	(1,524)	(309)	(106)	(1,939)
Other comprehensive income before reclassifications	130	585	(30)	685
Amounts reclassified from accumulated other comprehensive income	—	(28)	(1)	(29)

Net current-period other comprehensive income	130	557	(31)	656

Balance, December 31, 2012	(1,394)	248	(137)	(1,283)
Other comprehensive income before reclassifications	(1,285)	(1)	(155)	(1,441)
Amounts reclassified from accumulated other comprehensive income	—	(63)	191	128

Net current-period other comprehensive income	(1,285)	(64)	36	(1,313)

Balance, December 31, 2013	(2,679)	184	(101)	(2,596)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income attributable to NBG shareholders for the period ended December 31, 2011

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Unrealised gains and losses on available-for-sale securities	(21)	Net realised gains / (losses) on sale of available-for-sale securities
	(6,962)	Other-Than-Temporary-Impairment

	(6,983)	Total before tax
	1,358	Income tax expense

	(5,625)	Net of tax

Amortization of defined benefit pension items Actuarial loss	(14)

	(14)	Total before tax
	3	Income tax expense

	(11)	Net of tax

Total reclassifications for the period	(5,636)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income attributable to NBG shareholders for the period ended December 31, 2012

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
	(EUR in millions)
Unrealised gains and losses on available-for-sale securities	349	Net realised gains / (losses) on sale of available-for-sale securities
	(312)	Other-Than-Temporary-Impairment

	37	Total before tax
	(9)	Income tax expense

	28	Net of tax

Amortization of defined benefit pension items Prior service costs	12
Actuarial loss	(11)

	1	Total before tax

	1	Net of tax

Total reclassifications for the period	29

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income attributable to NBG shareholders for the period ended December 31, 2013

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
	(EUR in millions)
Unrealised gains and losses on available-for-sale securities	247	Net realised gains / (losses) on sale of available-for-sale securities
	(196)	Other-Than-Temporary-Impairment

	51	Total before tax
	12	Income tax benefit

	63	Net of tax

Amortization of defined benefit pension items Prior service costs	(178)
Actuarial loss	(13)

	(191)	Total before tax

	(191)	Net of tax

Total reclassifications for the period	(128)

NOTE 43:    FOREIGN EXCHANGE POSITION

        At December 31, 2013, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 31,263 million (EUR 33,578 million for 2012 and EUR 29,679 million for 2011) and EUR 25,370 million (EUR 26,121 million for 2012 and EUR 22,769 million for 2011), respectively.

NOTE 44:    POST BALANCE SHEET EVENTS

        On July 23, 2013, NBG Pangaea REIC won a bid for the acquisition from HRADF, of a commercial property of a total area of 888 sq. m., located at 19 Ermou Street, Athens, Greece for a consideration of EUR 6 million. The acquisition process was finalized on February 3, 2014.

        On October 18, 2013, NBG Pangaea REIC was announced by HDRAF as the successful bidder for the acquisition of one of the two portfolios in the framework of the sale and leaseback transaction. The portfolio consists of 14 assets (11 properties are located in Attica, 2 properties in Thessaloniki and 1 property in Evros). The properties will be leased by the Hellenic Republic for 20 years. The total area of the properties amounts to approximately 200 thousand sq.m., out of which approximately 134 thousand sq.m. are above ground area and approximately 66 thousand sq.m. are basement. The consideration for the acquisition of the portfolio amounts to EUR 116 million. In order for the transaction to be concluded the approval of the Court of Audit was required and eventually granted

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 44:    POST BALANCE SHEET EVENTS (Continued)

with the decision communicated to NBG Pangaea REIC on March 19, 2014. The transaction is expected to be concluded in the next few months.

        On March 20, 2014, NBG Pangaea REIC acquired 100% of mutual fund "Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati" (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan, with total value of approximately EUR 38 million. Picasso is an Italian closed type mutual fund which was established and managed by Castello SGR SpA, an Italian company that manages assets and is supervised by Central Bank of Italy.

        On March 6, 2014, the Bank of Greece informed the Bank of its capital shortfall, amounting to EUR 2.2 billion, arising from the 2014 Stress Tests. In arriving at this estimate, the Bank of Greece assumed internal capital generation by the Bank over the period June 2013 to December 2016 of EUR 1.5 billion based on what the Bank of Greece characterized as a conservative adjustment of restructuring plans submitted by us to the Bank of Greece. Following the request by the Bank of Greece, the Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall. The Bank of Greece approved this plan on April 11, 2014. This capital plan includes certain capital actions amounting to EUR 1,040 million. Approximately one-half of this amount relates to completed capital actions relating to the sale of Astir Palace Hotel agreed in February (see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures"), and the higher than initially expected benefit from the VRS completed in December 2013. The Bank of Greece approved the implementation of these capital actions amounting to EUR 1,040 million and an equity capital increase (in the form of share capital and share premium) for the residual needs amounting to EUR 1,143 million. In addition to meeting these residual needs of EUR 1,143 million, the Bank decided to further increase its equity base by an amount of EUR 1.4 billion in order to strengthen its Basel III CET 1 ratio and maintain the flexibility to redeem the Greek State Preference Shares. On April 16, 2014 the Bank announced a EUR 2.5 billion share capital increase which was completed on May 13, 2014. Under the 2014 share capital increase, 1,136,363,637 new, dematerialized, common, registered, voting shares of the Bank of par value of EUR 0.30 each at a subscription price of EUR 2.20 each were issued. Subject to the approval by the board of the HELEX of the listing to trade of the new shares, trading of the new shares on the ATHEX is expected to commence on or about May 20, 2014.

        On March 26, 2014, the Bank entered into a secured financing agreement for EUR 500 million. The agreement matures on February 28, 2017, with mutual termination rights and bears a nominal interest rate of 1-month Euribor plus 275 bps. The financing is secured with retained covered bonds (Program II) issued by the Bank.

        On April 9, 2014, Finansbank issued TL 311 million 11.15% notes, maturing in March 2015.

        On April 16, 2014, Finansbank issued TL 187 million 10.3% notes, maturing in July 2014.

        On April 25, 2014, Finansbank issued USD 500 million senior unsecured bonds, maturing in 2019, bearing an interest rate of 6.25%.

        On April 30, 2014, the Group issued a EUR 750 million senior unsecured bond, maturing in 2019, bearing an interest rate of 4.375% and a yield of 4.5% at the time of pricing.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 44:    POST BALANCE SHEET EVENTS (Continued)

        On April 30, 2014, Finansbank issued TL 500 million 10.87% notes, maturing in October 2014.

        During the period from January 1, 2014 to March 31, 2014 Finansbank issued various borrowings in Turkish lira, euro, Swiss franc, pound sterling and U.S. dollars amounting to TL 2,463 million and redeemed an amount of TL 2,293 million, resulting in a net increase in borrowings of TL 170 million (EUR 57 million) as at March 31, 2014.