Form 20-F
period 2014-12-31
NATIONAL BANK OF GREECE SA
filed 2015-05-18
CIK 1096061

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2014, the close of the period covered by the annual report:

3,533,149,631 Ordinary Shares of nominal value EUR 0.30 per share

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

i

ii

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

        All references in this Annual Report (the "Annual Report") to the "Bank" or "NBG" are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group". All references in this Annual Report to "we", "us" or "our" are, as the context requires, to the Bank or to the NBG Group as a whole and all references in this Annual Report to the "Greek government" or "Hellenic Republic" are to the Hellenic Republic. In addition, no part of any website, except as expressly incorporated, forms part of this Annual Report.

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "EUR", "Euro" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as at January 1, 2001. All references to the "Eurozone" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on EU signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "RSD" are to Serbian dinars, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei, all references to "TRY" or to "TL" are to Turkish lira and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = 0.8959, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on Thursday, April 30, 2015. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian lei, Serbian dinar and Turkish lira are: South African rand 11.9355 per US$1.00, Macedonian dinars 54.9495 per US$1.00, Bulgarian leva 1.7439 per US$1.00, Romanian lei 3.9396 per US$1.00, Serbian dinars 107.4104 per US$1.00 and Turkish lira 2.6585 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2014	0.8068	0.7966
December 2014	0.8264	0.7997
January 2015	0.8866	0.8323
February 2015	0.8931	0.8724
March 2015	0.9502	0.8919
April 2015	0.9450	0.8949

        The following table sets forth the average exchange rates between the euro and the U.S. dollar and the euro and the Turkish lira for each of the five years ended December 31, 2010, 2011, 2012, 2013 and 2014 and for the current annual period through April 30, 2015. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro	TRY 1.00= Euro
2010	0.7540	0.5009
2011	0.7178	0.4278
2012	0.7777	0.4322
2013	0.7530	0.3947
2014	0.7520	0.3441
2015 (up to April 30, 2015)	0.8982	0.3575

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward-looking statements. Such items in this Annual Report include, but are not limited to, statements made under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

  •
  Uncertainty resulting from the Hellenic Republic's economic crisis;

  •
  Recessionary pressures in Greece stemming the on going negotiations between the new Greek government and the European Commission, the European Central Bank ("ECB") and International Monetary Fund ("IMF") (collectively the "Institutions") towards reaching a permanent agreement or financial support for the Hellenic Republic;

  •
  Restrictions in our ability to obtain funding in the capital markets and our dependency on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees;

  •
  Increase funding cost due to an accelerated outflow of funds from customer deposits;

  •
  Increased capital and liquidity needs, most notably from regulatory changes and increased asset impairment;

  •
  Our ability to successfully complete all elements of our capital plan, which may lead to the application of the new "bail-in" rules for our shareholders and the acquisition of full voting rights by the HFSF;

  •
  Negative results in the stress testing of the Greek banks may lead to further capital increases or loss of public confidence in the Bank;

  •
  Uncertainty regarding our ability to maintain the main part of our deferred tax assets ("DTAs") recognised for IFRS purposes as regulatory capital;

  •
  Voluntary repayment of the EUR 1,350 million Greek State Preference Shares being subject to the prior approval of the Bank of Greece (the "Greek State Preference Shares");

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

  •
  Constraints on our operational autonomy as a recipient of State aid;

  •
  Certain rights on relation to operations of the Bank held by the Hellenic Financial Stability Fund ("HFSF") as a shareholder and its potential ability to obtain full voting rights in the future in respect of its shareholding in the Bank;

  •
  The Hellenic Republic's ability to exercise and its current exercise of an important influence on the Bank in certain areas;

  •
  Our vulnerability to any ongoing disruptions and volatility in the global financial markets;

  •
  Our exposure to counterparty risk;

  •
  The current inability of the Public Company Accounting Oversight Board ("PCAOB") to inspect our independent accounting firm;

  •
  Our past incurrence and potential future incurrence of significant losses on our trading and investment activities due to market fluctuations and volatility;

  •
  Increases in non-accruing loans and continuing high levels of provisioning;

  •
  Interest rate volatility;

  •
  Significant competition from Greek and foreign banks;

  •
  Fraud and illegal activities;

  •
  The loss of senior management, including the ability to retain or recruit experienced and/or qualified personnel;

  •
  Future strikes;

  •
  Significant future pension and post-employment benefit liabilities;

  •
  Adverse changes in the value of certain financial instruments recorded at fair value determined using financial models incorporating assumptions, judgments and estimates that may change over time and may not be accurate;

  •
  Exposure to credit risk, market risk, liquidity risk, operational risk, insurance risk and foreign exchange risk;

  •
  Failure of economic hedging to prevent losses;

  •
  Evolving cyber security or other technological risks;

  •
  Continuing contraction of our loan portfolio;

  •
  Risk of additional taxes;

  •
  Material weaknesses in our disclosure controls and procedures and internal control over financial reporting ("ICFR");

  •
  Increasingly complex regulation which may increase our regulatory and capital requirements;

  •
  Implementation of the Bank Recovery and Resolution Directive;

  •
  The potential impact of a proposed EU regulation on mandatory separation of certain banking activities;

  •
  The potential impact of the Single Supervisory Mechanism ('SSM");

  •
  The potential impact of the EU Regulation establishing the Single Resolution Mechanism;

  •
  The potential impact of a proposed EU Financial Transactions Tax;

  •
  The potential impact of laws regarding the bankruptcy of individuals and regulations governing creditors' rights in Greece, Turkey and various Southeastern Europe ("SEE") countries;

  •
  The potential impact of changes in consumer protection laws;

  •
  The significant contribution to our net income of our Turkish operations and the macroeconomic and political risks associated with operating in Turkey;

  •
  Any losses in consumer confidence in Finansbank's banking operations that may lead to an accelerated outflow of funds from customer deposits;

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

  •
  Macroeconomic and political risks in SEE countries in which we operate; and

  •
  other factors, described under Item 3.D, "Risk Factors".

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

RECENT DEVELOPMENTS

        In February 2015, due to the on-going negotiation between the Greek government and the Institutions towards reaching a permanent agreement, the ECB lifted the waiver on the eligibility as collateral for ECB funding of the Greek government and government guaranteed bonds, until persuasive positive signs that the Greek government will reach an agreement with the Institutions. As a consequence, the Bank was forced to reduce its funding from ECB and restart funding from Emergence Liquidity Assistance Mechanism ("ELA") of the Bank of Greece, which as at April 30, 2015 amounted to EUR 9.6 billion and EUR 15.2 billion respectively. This constitutes an increase in ECB and the Bank of Greece (collectively referred to as the "Eurosystem") exposure compared to the respective figure as at December 31, 2013 (EUR 20.7 billion), caused mainly by the significant outflow of Bank's customer deposits since December 1, 2014 and up to April 30, 2015 of EUR 8.3 billion and the non-renewal of repurchase agreements with other financial and non-financial institutions. Despite the increase of the Eurosystem exposure, the Bank retains a significant buffer of ELA eligible collateral of EUR 12.7 billion (cash value) as at April 30, 2015, of which currently EUR 12.3 billion can only be used to increase ELA funding conditional on ECB approval.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.  Selected Financial Data

        The following information as at, and for the years ended, December 31, 2010 through 2014 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. generally accepted accounting principles ("U.S. GAAP") financial statements and the notes thereto as at December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

	Year ended December 31,
	2010	2011	2012	2013	2014	2014(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	6,149	6,260	5,934	5,177	4,972	5,551
Total interest expense	(2,065)	(2,612)	(2,734)	(2,233)	(2,142)	(2,391)

Net interest income before provision for loan losses	4,084	3,648	3,200	2,944	2,830	3,160
Provision for loan losses	(1,205)	(3,703)	(2,322)	(969)	(2,172)	(2,424)

Net interest income after provision for loan losses	2,879	(55)	878	1,975	658	736

Non-interest income / (loss)
Credit card fees	189	198	228	207	211	236
Service charges on deposit accounts	53	78	97	102	88	98
Other fees and commissions	476	436	456	493	486	542
Net trading loss	(1,246)	(1,877)	(1,366)	297	(1,365)	(1,524)
Equity in earnings of investees and realized gains/(losses) on disposals	9	9	15	6	8	9
Income from insurance operations(4)	1,017	777	633	514	508	567
Other income	144	85	284	290	183	204

Total non-interest income / (loss) excluding gains / losses on investment securities	642	(294)	347	1,909	119	132

Net gains/(losses) on available-for-sale securities	115	(19)	350	250	100	112
OTTI of available-for-sale securities and held-to-maturity securities (of which NIL was recognised through AOCI)	(89)	(9,174)	(410)	(285)	(6)	(7)

Net gains / (losses) on investment securities	26	(9,193)	(60)	(35)	94	105

Total non-interest income / (loss)	668	(9,487)	287	1,874	213	237

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(1,512)	(1,426)	(1,380)	(1,518)	(1,166)	(1,302)
Depreciation of premises and equipment	(129)	(122)	(114)	(111)	(114)	(127)
Amortization of intangible assets	(80)	(99)	(110)	(100)	(84)	(94)
Impairment of goodwill	(6)	(419)	(123)	(9)	(58)	(65)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(942)	(1,014)	(470)	(531)	(256)	(286)
Summary other(2)	(1,143)	(1,426)	(1,316)	(1,344)	(1,552)	(1,733)

Total non-interest expense	(3,812)	(4,506)	(3,513)	(3,613)	(3,230)	(3,607)

Income / (loss) before income tax	(265)	(14,048)	(2,348)	236	(2,359)	(2,634)
Income tax expense	(43)	(459)	(169)	(167)	(114)	(127)

Net income / (loss)	(308)	(14,507)	(2,517)	69	(2,473)	(2,761)
Less: Net income attributable to the non-controlling interest	(47)	(32)	(20)	(32)	(4)	(4)

Net income / (loss) attributable to NBG shareholders	(355)	(14,539)	(2,537)	37	(2,477)	(2,765)
Net income / (loss) per share from continuing operations
Basic EPS—Net income / (loss)(3)	(2.82)	(76.62)	(13.36)	0.03	(0.79)	(0.88)
Diluted EPS—Net income / (loss)(3)	(2.82)	(76.62)	(13.36)	0.03	(0.79)	(0.88)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8959 on April 30, 2015. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premiums ceded.

(3)
The weighted average number of common shares take into account the rights issue of one new share for every five shares held and three convertible bonds convertible to three common shares for every eight shares held in September 2010, the reverse split of 1 new share for 10 existhing shares in April 2013, the issue of new shares in June 2013 and the issue of 1,136,363,637 in May 2014.

(4)
"Income from insurance operations" in financial statement included in "Other non—interest income"

	As at December 31,
	2010	2011	2012	2013	2014	2014(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,436	1,718	2,157	1,968	2,727	3,044
Deposits with Central Bank	2,962	2,899	2,886	3,454	3,583	3,999
Securities purchased under agreements to resell	146	673	833	39	94	105
Interest bearing deposits with banks	6,399	3,768	2,977	3,333	2,776	3,099
Trading assets	2,785	2,964	5,469	3,082	2,405	2,684
Available-for-sale securities	13,689	8,572	7,091	6,385	5,203	5,808
Held to maturity securities	3,598	1,002	356	10,360	10,645	11,882
Loans	79,038	76,003	74,334	73,235	74,908	83,612
Less: Allowance for loan losses	(3,175)	(6,551)	(7,318)	(7,751)	(9,492)	(10,595)

Net loans	75,863	69,452	67,016	65,484	65,416	73,017
Long-lived assets classified as held for sale	—	—	—	134	141	157
Summary other assets(2)	11,854	12,419	12,371	12,602	15,423	17,216

Total assets	118,732	103,467	101,156	106,841	108,413	121,011

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits excluding interbank deposits	67,768	58,913	58,568	62,502	64,619	72,127
Interbank deposits	26,127	32,662	32,591	23,092	16,893	18,857

Total deposits	93,895	91,575	91,159	85,594	81,512	90,984
Securities sold under agreements to repurchase	3,538	1,302	1,109	4,738	5,053	5,640
Long-term debt	3,806	2,938	2,116	2,582	4,085	4,560
Liabilities directly associated with long-lived assets classified as held for sale	—	—	—	10	7	8
Summary other liabilities(3)	8,752	11,556	12,564	11,301	15,319	17,099

Total liabilities	109,991	107,371	106,948	104,225	105,976	118,291

Redeemable non-controlling interest—Temporary equity	266	283	257	250	—	—
PERMANENT EQUITY
Preferred stock, (25,000,000 shares of par value of EUR 0.30 each at 2010, 2011 and 2012 and 12,639,831 shares of par value of EUR 0.30 each at 2013 and 2014 and 70,000,000 shares of par value EUR 5.00 at 2010 and 270,000,000 shares of par value EUR 5.00 each at 2011, 2012, 2013 and 2014, respectively)	358	1,358	1,358	1,354	1,354	1,511
Common stock	4,780	4,780	4,780	719	1,060	1,184
Additional paid-in capital	3,884	4,090	4,079	17,859	19,918	22,233
Accumulated other comprehensive income/(loss)	(3,386)	(1,939)	(1,283)	(2,596)	(2,547)	(2,844)
Treasury stock, at cost	(5)	—	—	(2)	—	—
Accumulated surplus / (deficit)	2,022	(12,547)	(15,037)	(15,007)	(17,387)	(19,408)

Total NBG shareholders' equity / (deficit)	7,653	(4,258)	(6,103)	2,327	2,398	2,676

Non-controlling interest	822	71	54	39	39	44

Total liabilities and equity	118,732	103,467	101,156	106,841	108,413	121,011

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8959 on April 30, 2015. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

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

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2010	2011	2012	2013	2014
	(%)
Return on assets(1)	(0.26)	(12.27)	2.25	0.06	—
Return on equity(2)	(4.48)	—	—	—	—
Average equity to average assets(3)	6.60	1.44	—	—	2.19

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

        The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits". Interbank deposits amount to:

  •
  EUR 15,279 million as at December 31, 2014, EUR 22,030 million as at December 31, 2013 and EUR 31,631 million as at December 31, 2012 for banking activities in Greece;

  •
  EUR 510 million as at December 31, 2014, EUR 34 million as at December 31, 2013 and EUR 41 million as at December 31, 2012 for international operations;

  •
  EUR 1,103 million as at December 31, 2014, EUR 1,029 million as at December 31, 2013 and EUR 919 million as at December 31, 2012 for Turkish operations; and

  •
  EUR 16,892 million as at December 31, 2014, EUR 23,093 million as at December 31, 2013 and EUR 32,591 million as at December 31, 2012 for the Group.

        The Group uses the measure "deposits excluding interbank deposits" in order to enhance the comparability of its financial performance between reporting periods, particularly in light of increased funding from the Eurosystem resulting from the pressure experienced by the Hellenic Republic in its public finances. "Deposits excluding interbank deposits" are not financial measures determined in accordance with U.S. GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with U.S. GAAP.

        This Annual Report also contains a reference to a measure which is not defined under U.S. GAAP, "pre-provision income" ("PPI"). PPI is defined, based on regulatory reporting rules, as the "total operating income", plus the "share of the profit/ loss of investments in subsidiaries, joint ventures and associates", less the "administrative expenses" and "depreciation", with such measures prepared in accordance with IFRS. We use this measure in connection with the measurement of our capital need, as it was initially assessed in the EU-wide Comprehensive Assessment. The PPI presented in this Annual Report is calculated by us and adjusted to reflect our actual performance in 2014. In this Annual Report, we do not present any PPI as calculated in respect of us by the SSM.

        PPI is included under Item 3.D, "Risk Factors—We may not successfully complete all elements of our capital plan, which may lead to the application of the new "bail-in" rules for our shareholders and the acquisition of full voting rights by the HFSF", Item 4., "History and Development of the Company—BlackRock", Item 4., "History and Development of the Company—EU-wide Comprehensive Assessment" and Item 5.B "Liquidity and Capital Resources—Capital management".

        "Adjusted CET1" is defined as Common Equity Tier 1 capital as at December 31, 2014 in accordance with EU Regulation 575/2013, including the profit for the year attributable to owners of the parent based on regulatory reporting rules, of EUR 66 million.

  Dividends

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

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's shareholders held on June 26, 2014, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        The Bank does not expect to propose the distribution of dividends for the year ended December 31, 2014 to the annual Ordinary General Meeting of the Bank's shareholders, in compliance with provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

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

Risks Relating to the Hellenic Republic Economic Crisis

Uncertainty resulting from the Hellenic Republic's economic crisis has had and will continue to have an adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2014, 45.9% of the Group's net interest income before provision for loan losses and as at December 31, 2014, 64.9% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 2,777 million of Greek government bonds and Greek treasury bills represented, as at December 31, 2014, 2.6% of our total assets and 15.5% of our trading and investment debt securities. Accordingly, the quality of our assets, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        Following six consecutive years of recession the Greek economy returned to positive growth in 2014. However, the Greek economy continues to face substantial macroeconomic pressures and the growth trajectory from 2014 is not likely to continue in the immediate term. Over the past five years, the Hellenic Republic has undertaken significant structural measures intended to restore competitiveness and promote economic growth in the country through the financial support program agreed with the IMF, the ECB and the EU (collectively, the "Institutions"). A program had been initially agreed in May 2010 and then has been renewed in March 2012 (the second economic adjustment program or the "Second Program") and offered—through the related financial facility agreements signed between the Hellenic Republic, the participating Eurozone countries, the European Financial Stability Facility ("EFSF") and the IMF—sufficient financing intended to fully cover Hellenic Republic's external financing needs until end-2014 conditioned on the implementation of fiscal adjustment policies and growth enhancing structural reforms. On December 8, 2014, the Eurogroup decided to withhold disbursements due under the Second Program and announced a "technical extension" of the EU side of the Second Program to end-February 2015. On February 20, 2015, the Eurogroup agreed to a four-month extension of the Master Financial Assistance Facility Agreement ("MFFA") underpinning the Second Program. The Second Program, as extended, is referred to in this Annual Report as the "Program". Pressures arising from the ongoing fiscal effort to achieve a larger primary budget surplus in the Greek government (the "Government") budget, accumulated policy fatigue and potential emergence of social tensions, further delays in the implementation of Eurogroup decisions of November 2012 as regards the provision of additional concessions to ensure public debt sustainability (such as lower interest rate and longer maturities of EFSF and bilateral loans from other Eurozone member states to Greece) and uncertainty over sufficient medium to long term financing for the country, compounded by remaining structural constraints and deficiencies, have had an adverse effect on economic and financial conditions in Greece. More specifically:

  •
  Despite the notable progress in fiscal deficit reduction over the past three years, the adjustment in the labor market and external balance, and the return of the Greek economy to positive Gross Domestic Product ("GDP") growth in 2014, economic and financial conditions in Greece have deteriorated since December 2014, following the announcement of Greek parliamentary elections. The parliamentary elections, held on January 25, 2015, resulted in the formation of a new coalition government. The newly-elected Greek government is currently seeking to renegotiate Greece's relationship with its official creditors, and to negotiate additional debt relief from the official sector. These negotiations have delayed the implementation of remaining structural reforms under the Program and had an adverse effect on the momentum of economic recovery. Continuing uncertainty about debt sustainability and the ability for a timely transition to a new sustainable export oriented model of economic growth, which will boost fiscal consolidation and improve public debt-dynamics, remains high.

  •
  The continuing delay in the completion of the pending Program review (IMF 6th review) and the non-disbursement of approximately EUR 7.3 billion of related financing from EU and the IMF pending since the second half of 2014, create severe financial challenges for the Hellenic Republic in 2015. The Greek Government faces significant short-term liquidity challenges for so long as an agreement with official creditors for the disbursement of remaining program funding is not reached. These challenges are becoming acute for the Hellenic Republic as it approaches redemption dates in July and August of 2015, when redemptions are due of EUR 6.6 billion of Greek Government bonds held by the ECB and national central banks (source: Greek Public Debt Management Agency ("PDMA") and ECB data) and which are unlikely to be refinanced by domestic financial resources. This fact, compounded by the additional uncertainty surrounding the potential modalities of Greece's exit from the current Program, to be agreed with the Institutions, have had a material adverse effect on financial market sentiment since early 2015.

  •
  Greek Government bond yields increased substantially in 2015, further exacerbating challenging liquidity conditions. In April 2015, yields of 10 year government bonds reached 12.0% (monthly average, Bloomberg generic Greek government bond yields), about 612 basis points (or 6.1%) higher than in September 2014, effectively returning to the Greek government bond yields last seen in the second quarter of 2012. Yields on shorter maturities, which are more telling of the near term debt servicing challenges, are even higher and in April 2015 the yield of 3-year government bonds (Bloomberg generic yields) reached 24.3% (monthly average) increasing by 20.8% compared to its average level in September 2014 (3.5%).

  •
  Liquidity in the Greek banking system has declined significantly, reflecting a sizeable contraction of the domestic deposit base of November 2014 to March 2015 by EUR 30.1 billion, accompanied by a sharp increase in reliance on ECB and national central banks funding to above EUR 107.2 billion in March 2015 from EUR 42.6 billion in September 2014.

  •
  Failure to reach an agreement with the Institutions (for example if new measures are not passed in the Greek parliament), or continuing uncertainty relating to the Hellenic Republic's ability to reach such agreement, may lead to termination of financial support provided by the IMF and the EU or may undermine a potential agreement for the provision of additional medium term financing and debt relief to the Hellenic Republic in 2015. Such a development would increase the probability for a new credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its debt, which could include marketable instruments, official sector loans from the Eurozone countries and/or the IMF and other obligations of the Hellenic Republic.

  •
  The potential fiscal gap in 2015 could impose downside risks on the economic outlook and financial conditions in Greece if additional fiscal measures are needed to reduce public spending. Such measures could impose further constraints on economic activity and resulting in weakening economic prospects for 2015.

  •
  Remaining funding to be provided to the Hellenic Republic under the Program is insufficient to cover the Hellenic Republic's financing needs from the third quarter of 2015 onwards, and the shortfall could increase if privatization revenues fall short of expectations or the pending 6th program review (IMF definition) is not completed during 2015 and remaining financing from IMF is not disbursed (amounting to EUR 16.0 billion in total for the period 2015-2016 (IMF 5th Program review June 2014).

  •
  Even if the Hellenic Republic achieves a timely transition to a new financial assistance framework from the official sector, Government debt as a percentage of GDP is projected to remain in the vicinity of 175% of GDP until 2016, according to EU projections (EU Commission, Spring 2015 forecasts), and it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic without a new agreement for substantial debt relief with the EU and the IMF. Such debt relief would likely involve a significant degree of direct official sector involvement, meaning a reduction in Greece's debt obligations to the IMF and the Eurozone. This relief could occur through new changes in the terms of official sector loans or further restructuring of Greek government bonds held by the ECB and national central banks and a direct haircut on official sector loans or loans from the EFSF or a combination of the above. Failure to agree on a credible way to restore long-term debt sustainability and cover possible additional needs (even if due to factors outside the control of the Hellenic Republic) of Greece for external financing in upcoming years may also result in a credit event in the medium term with respect to the Hellenic Republic debt.

  •
  Increasing political uncertainty and absence of political consensus could delay the implementation of remaining structural reforms and reverse reforms implemented in prior periods, pushing back private sector consumption as well as investment decisions, and may result in further contraction of our deposit base in Greece as well as in the other markets where we operate. This development could exert additional pressures on financial and real estate asset valuations and could translate into a further deterioration of liquidity conditions in the Greek economy.

        For more information about current conditions and the substantial risks to the Program, see Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis" and "—Second Economic Adjustment Program, jointly supported by the IMF and the Member States of the Eurozone-The Second Program".

        The conditions set out above have had and continue to have significant adverse consequences on the Bank. If a credit event with respect to Hellenic Republic debt or an additional restructuring of Hellenic Republic debt were to occur, the Bank's regulatory capital would be severely affected due to its direct exposure to Hellenic Republic debt, as well as due to the indirect effects of the credit event on the Bank's borrowers (and thus asset quality) and on investor confidence, requiring the Bank to raise additional capital and thus diluting and/or eliminating existing shareholders' interests significantly. Furthermore, there can be no assurance that the Bank could raise all of the required additional capital on acceptable terms.

Recessionary pressures in Greece stemming from the remaining fiscal adjustment effort and from persistently high uncertainty have had and may continue to have an adverse effect on our business, results of operations and financial condition.

        Our business activities are dependent on the level of banking, finance and financial products and services we offer, as well as our customers' capacity to repay their liabilities. In particular, the levels of savings and credit demand are heavily dependent on customer confidence, employment trends and the availability and cost of funding.

        Following a cumulative output decline of 26.0% during the period 2009 to 2013, economic activity in 2014 increased by 0.8% on an annual basis (Hellenic Statistical Authority ("ELSTAT") data, press release on annual National Accounts, March 2015), in line with the estimates of the latest EU evaluation report of the Program (source: IMF, July 2014 and Greek State Budget forecasts, November 2014).

        The protracted period of poor economic conditions in the Hellenic Republic has materially and adversely affected the liquidity, business activity and financial conditions of our borrowers, which in turn led to further increases in our non-accruing loan ratios, impairment charges on our loans and other financial assets and decreased demand for borrowings in general. Specifically, our non-accruing loan ratio in Greece has increased from 32.2% at December 31, 2013 to 34.4% at December 31, 2014.

        Loans to businesses and households declined in 2014, and may decline further. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        In the context of continued market turmoil, worsening macroeconomic conditions and increasing unemployment, coupled with declining consumer spending and business investment and the worsening credit profile of our corporate and retail borrowers, the value of assets collateralizing our secured loans, including residential and other real estate, could decline further in value. Such decline could result in impairment of the value of our loan assets or an increase in the level of non-accruing loans, either of which may have a material adverse effect on our business, results of operations and financial condition.

        Even if a new financial assistance framework on Hellenic Republic financing is achieved with the official sector, which could potentially involve the IMF, the Greek economy may not achieve the sustained and robust growth that is necessary to ease current financial constraints of the Hellenic Republic and its lack of access to the financial markets. In addition, a renewed retrenchment of the Greek economy will have a significant material adverse effect on the Bank's business, financial condition, results of operations and prospects.

We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece, through ELA, for funding, which are affected by changes in ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees.

        The ongoing economic crisis has adversely affected our credit risk profile, suspended our return to the markets for funding, and increased the cost of such funding and the need for additional collateral requirements in repo contracts and other secured funding arrangements, including those with the ECB and the Bank of Greece. Concerns relating to the ongoing impact of current economic conditions and difficulties in the Greek government agreeing a new financial assistance framework with the Institutions may further delay our ability to obtain funding in the private capital markets in the near and medium term.

        The severity of pressure experienced by the Hellenic Republic in its public finances has restricted our access to the capital markets for funding because of concerns by counterparty banks and other lenders, particularly for unsecured funding and funding from the short-term inter-bank market. Until the beginning of 2014, these markets had been effectively closed to all Greek banks since the end of 2009. During 2014, access to financial markets and interbank funding was re-established. However, during December 2014 and between January 1 and April 30, 2015, the uncertainly regarding the financial needs of the Greek government resulted in inter-bank liabilities not been renewed since December 2014. For the same period (December 1, 2015 to April 30, 2015), the Bank incurred significant deposits outflows of EUR 8.3 billion.

        Reflecting the loss of access to market funding as well as the sharp decline in deposits, our net Eurosystem funding, including funding from the Bank of Greece, through the ELA facility, which has less strict collateral rules but higher cost, increased considerably, after having declined in 2013 and

2014. As at April 30, 2015, Eurosystem funding totaled to EUR 24.8 billion of which EUR 15.2 billion was through ELA (compared to Eurosystem funding of EUR 14.2 billion (NIL ELA) as at December 31, 2014, EUR 20.7 billion as at December 31, 2013 and EUR 30.9 billion as at December 31, 2012. Financial instruments of a nominal value amounting to EUR 18.4 billion were pledged to ECB as at December 31, 2014 (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged). As at December 31, 2014, the Bank maintained a pool of unencumbered financial assets with which it could raise approximately EUR 13.0 billion from the ECB and Bank of Greece (through ELA). As at April 30, 2015, despite the increase of the Eurosystem funding, the Bank retains a significant buffer of eligible collateral of EUR 12.7 billion (cash value), of which currently EUR 12.3 billion can only be used to increase ELA funding conditional on ECB approval. However, there can be no assurance that we will be able to use this collateral to secure Eurosystem funding.

        The liquidity we receive from the ECB or the Bank of Greece may be adversely affected by changes in ECB and Bank of Greece rules. The amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we provide, which may also decline. If the value of our assets declines, then the amount of funding we can obtain from the ECB or the Bank of Greece will be correspondingly limited. Further increases in non-accruing loans will also negatively affect the available collateral used for funding purposes. In addition, if the ECB or the Bank of Greece were to revise their collateral standards, remove asset classes from being accepted, or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB or the Bank of Greece, the Bank's funding costs could increase and its access to liquidity could be further diminished. On February 4, 2015, the ECB announced its decision to lift the waiver affecting marketable debt instruments issued or fully guaranteed by the Hellenic Republic, which had allowed these instruments to be used in Eurosystem monetary policy operations despite the fact that they did not fulfill minimum credit rating requirements, pending an agreement to be reached between the Hellenic Republic and the Institutions.

        A further downgrade of Greek sovereign ratings would also have a material adverse effect on our ability to continue to access current levels of funding from, the Bank of Greece or other sources. A further significant loss of deposits due to uncertainty related to political, economic or other factors would also adversely affect the Bank's liquidity, leading to a prolonged need for additional and increased ELA funding, and might result in the exhaustion of eligible collateral and the ELA ceiling may be reached by the Greek financial institutions, including us.

An accelerated outflow of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, one of our principal sources of funds has been customer deposits. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB and the Bank of Greece under their exceptional terms. As at December 31, 2014 there was an increase in the Group's domestic deposits excluding interbank deposits of 0.4% compared to 2013. However, the Bank incurred outflow of EUR 6.4 billion between January 1, and April 30, 2015.

        The ongoing availability of customer deposits to fund our loan portfolio is subject to changes in certain factors outside our control, such as depositors' concerns relating to the economy in general, the financial services industry or the Bank specifically, significant further deterioration in economic conditions in Greece reducing the availability of funds for deposits and the availability and extent of deposit guarantees. In addition, the risk of implementation of changes in the framework for supporting credit institutions by requiring the participation of their respective shareholders, creditors and unsecured depositors (the "bail-in" measures) and/or initiatives for taxation of deposits may also reduce the availability of deposits. Any of these factors separately or in combination could lead to a sustained reduction in our ability to access customer deposit funding on appropriate terms in the future, which would impact our ability to fund our operation and meet our minimum liquidity requirements and have a material adverse effect on our results, financial condition and prospects. Unusually high levels of withdrawals could have the result that the Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure.

There are risks associated with our need for additional capital and liquidity, which may arise from regulatory changes and increased asset impairment.

        The Bank and the Group are required by the SSM (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—ECB Single Supervisory Mechanism") and the regulators in the Hellenic Republic and other countries in which it undertakes regulated activities to maintain minimum levels of capital. To the extent the Group has regulated activities elsewhere in the European Economic Area (the "EEA"), it will remain subject to the minimum capital requirements prescribed by the regulatory authority in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulatory authorities. In jurisdictions where it has branches, including within the EEA, the Bank is also subject to regulatory capital and liquidity requirements of such jurisdictions. The Bank, its regulated subsidiaries and its branches may be subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements may increase in the future, or the methods of calculating capital resources may change. Likewise, liquidity requirements may have come under heightened scrutiny, and may place additional stress on the Group's liquidity demands in the jurisdictions in which it operates.

        Further deterioration of market conditions, in Greece and internationally, may adversely affect the quality of our loan and investment portfolio. The potential deterioration in the credit quality of our assets may exceed expectations, lead to additional impairments in the future and generate need for additional regulatory capital.

        In addition to asset impairments, changes in regulatory requirements may require us to raise additional capital. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013 (CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (BCBS) (known as Basel III). The new regulations have been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019 (see also risk factor "—Our business is subject to increasingly complex regulation which may increase its regulatory and capital requirements", below).

        As at December 31, 2014 the Group's Adjusted CET1 ratio was 13.6%, compared to 10.5% as at December 31, 2013 (adjusted in accordance with EU Regulation 575/2013), mainly due to the completion in May 2014 of the Bank's share capital increase of EUR 2,500 million. If the Group does not satisfy the minimum capital ratio requirements in the future, it may be subject to the measures that the Bank of Greece or the SSM can take pursuant to Greek Law 4261/2014 and Regulation 1024/2013, including the appointment of a commissioner to the Bank (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

        If we are required to raise further capital but are unable to do so on acceptable terms, we may be required to further reduce the amount of our risk-weighted assets and engage in the disposition of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to us. Any failure to maintain minimum regulatory capital ratios could result in administrative actions or other sanctions, which in turn may have a material adverse effect on our operating results, financial condition and prospects. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece" for further details. If we are required to strengthen our capital position, it may not be possible for us to raise additional capital from the financial markets or to dispose of marketable assets. That could potentially lead to further mandatory capital injections from the HFSF pursuant to the provisions of Greek Law 3864/2010 currently applicable, which could dilute or/and eliminate the interests of the ordinary shareholders, increasing the likelihood of HFSF effectively exercising full control over the Bank.

        Effective management of our regulatory capital and liquidity is critical to our ability to operate our businesses, to grow organically and to pursue our strategy. Any change that limits our ability to manage our balance sheet and regulatory capital resources effectively, including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, changes in its asset composition, delays in the disposal of certain assets or an inability to receive loans as a result of market conditions or otherwise to access funding sources could have a material adverse impact on our financial condition and regulatory capital position.

We may not successfully complete all elements of our Restructuring Plan, which may lead to the application of the new "bail-in" rules for our shareholders and the acquisition of full voting rights by the HFSF.

        The Bank's restructuring plan (as agreed with the European Commission on July 23, 2014) (the "Restructuring Plan") requires us to undertake specific capital actions, which, among other things, include an obligation to reduce our shareholding in our Turkish subsidiary, Finansbank, so that our share ownership represents no more than 60% by the end of 2015. There is a risk that capital actions required to be implemented under the Restructuring Plan may not be completed on time or that their capital impact may be less than expected, resulting in lower surplus than the EUR 2.0 billion expected by A-DBS and, respectively, the capital plan. Additionally, there can be no assurance that these capital actions will be executed on schedule in accordance with the Restructuring Plan, which may lead to a capital shortfall.

        If we fail to cover this capital shortfall by successfully obtaining the required capital from private investors through a subsequent capital raising process and the other voluntary measures provided for in the Restructuring Plan under the recapitalization framework (pursuant to Article 6(a) of Greek Law 3864/2010, as amended by Greek Law 4254/2014 and Cabinet Act 11/2014) the requisite capital will be provided by the HFSF following after the implementation of burden sharing measures. This framework provides that the "bail in" rules can be enforced against:

  •
  firstly, ordinary shares;

  •
  secondly, if needed, preference shares and other Tier 1 instruments; and

  •
  thirdly, if needed, all other subordinated liabilities,

resulting in losses to and/or elimination of the interests of those classes of investors (see Item 4.A, "History and Development of the Company—Restructuring Plan approved by the Directorate General for Competition on July 23, 2014") and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Recapitalization Procedures before HFSF Participation"). For a discussion of the bail-in provisions under BRRD see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive".

        In addition, in the context of such a recapitalization by the HFSF, the HFSF will acquire full voting rights in respect of ordinary shares held by it and thus effectively exercise full control over us.

Negative results in the stress testing of Greek banks may lead to further capital increases or loss of public confidence in the Bank.

        Alongside other banks across Europe, we participated in the EU-wide Comprehensive Assessment including an Asset Quality Review ("AQR") and Stress Test conducted by the ECB in cooperation with National Competent Authorities ("NCAs"), whose results were announced on October 26, 2014. We may be required to participate in similar "stress tests" in the future.

        Under the headline, Adverse Static Balance Sheet Scenario ("A-SBS") assessment which took into account 2013 results (a particularly adverse year for NBG), the Bank was found to have a capital shortfall of EUR 933 million (after taking into account the application of proceeds from the EUR 2.5 billion share capital increase in May 2014). However, under the Adverse Dynamic Balance Sheet Scenario ("A-DBS") assessment which took into account the Bank's Restructuring Plan while applying stress conditions pursuant to the ECB's and the European Banking Authority's ("EBA") methodological guidance, the Bank was found to have a surplus of over EUR 2.0 billion.

        Similarly, the Bank's capital plan (the "capital plan") addressing the A-SBS capital shortfall consists of the A-DBS scenario as well as the Bank's incremental first half 2014, against A-DBS forecasts for the financial year 2014, as mandated by the ECB's Single Supervisory Mechanism's ("SSM").

        Although the results from the recent ECB stress tests were favorable to us when taking into account our Restructuring Plan under the dynamic scenario (see Item 4A., "History and Development of the NBG Group—EU-wide Comprehensive Assessment") we anticipate that new stress tests analyzing the European banking sector will continue to be published by national and supranational regulatory authorities. Loss of confidence in the banking sector following the announcement of any future stress tests regarding the Bank or the Greek banking system as a whole, or a market perception that any such tests are not rigorous enough, could also have a negative effect on our cost of funding and may thus have a material adverse effect on our results of operations and financial condition. Furthermore, the results of any future stress tests may require us to raise additional capital which, if injected by the HFSF or other investors may result in a significant dilution and/or elimination of existing shareholders' interests.

We may not be allowed to maintain the main part of deferred tax assets recognized under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial conditions.

        We currently include deferred tax assets ("DTAs") calculated in accordance with IFRS as endorsed by the EU in calculating our capital and capital adequacy ratios.

        In addition to introducing new capital requirements, CRD IV provides that DTAs recognized for IFRS purposes that rely on the future profitability of a credit institution and exceed certain thresholds must be deducted from its CET1 capital. This deduction is implemented gradually until 2024.

        This deduction introduced by CRD IV has a significant impact on Greek credit institutions, including us. However, as a measure to offset this possible adverse effect, article 27A, (Greek Law 4303/2014, "DTC Law") issued on October 17, 2014 allows, under certain conditions, from 2016 onwards, credit institutions to convert DTAs arising from Private Sector Initiative ("PSI") and from impairment losses and allowance for loan losses for loans existing at December 31, 2014 for IFRS purposes ("Eligible DTA") to a receivable ("Tax Credit") from the Hellenic Republic. The Tax Credit will be calculated as a ratio of IFRS accounting losses over net equity before the year's losses and such ratio will be applied on the remaining eligible DTA in a given year. This new legislation allows credit institutions, including us, to treat such eligible DTA as not "relying on future profitability" according to CRD IV, and as a result such eligible DTA are not deducted from CET1, thereby improving an institution's capital position.

        The Tax Credit is offsettable against income taxes payable. Any excess amount of the Tax Credit that cannot be offset against income taxes payable is immediately recognized as a receivable from the Hellenic Republic. In such case the Bank will issue conversion rights on own ordinary shares for an amount of 110% of the Tax Credit receivable in favor of the Hellenic Republic and create a special reserve for an equal amount. The value of the conversion rights will be based on the average price per share of the last 30 days, weighted by the trading volume. Existing shareholders will have, proportionate to their shareholding and for a reasonable time period (to be determined by virtue of a Cabinet Act), a call option on the conversion rights. Following the end of the above call option period, the rights are freely transferable and will be converted to common shares after the completion of a tax audit. Following formation of the above special reserve, a decision by the General Meeting of Shareholders will be taken regarding the share capital increase through the capitalization of the said reserve, with abolition of the pre-emptive rights of existing shareholders.

        On November 7, 2014 the Bank held an extraordinary General Shareholders Meeting which resolved upon the application by the Bank of the DTC Law. In order for the Bank to stop applying the provisions of the DTC Law a regulatory approval and a General Shareholders Meeting resolution will be required.

        As at December 31, 2014, the amount of the Bank's Eligible DTA was EUR 3.3 billion.

        In April 2015, the European Commission announced that it sent requests for information to Spain, Italy, Portugal and Greece regarding their treatment of DTCs for financial institutions under national law. Even though the European Commission had not launched a formal investigation, there can be no assurance that the tax provisions implemented by the law as described above, which was fashioned after the Portuguese DTC regulation, will not be challenged by the European Commission as illegal state aid.

        If the regulations governing the use of DTCs as part of our regulatory capital change, whether in recognizing DTAs as part of our capital base or limiting such use of DTAs in calculating our capital base, this may affect our capital base and consequently our capital ratios. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not finally find illegal the treatment of the DTCs under Greek law and that Greek credit institutions will ultimately be allowed to maintain certain DTAs or DTCs as regulatory capital. If any of these risks materialize, this may negatively affect our ability to maintain sufficient regulatory capital, which may in turn require us to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on our operating results and financial conditions.

        If NBG has IFRS (stand alone) accounting losses in any given year from 2015 onwards, and the provisions of article 27A are applied as described above, existing shareholders may be diluted to the extent of the common shares issued to the Hellenic Republic, should they (existing shareholders) not exercise their call option on the conversion rights.

Repayment of the EUR 1,350 million Greek State Preference Shares is subject to the prior approval of the Bank of Greece and the SSM.

        Potential repayment of the EUR 1,350 million Greek State Preference Shares issued as a result of our participation in Pillar I of the Hellenic Republic Bank Support Plan, while not a commitment under the Restructuring Plan, would strengthen our flexibility in managing our capital, as these shares will not be recognized as CET1 starting from 2018 on a fully-loaded Basel III basis. Any repayment of the Greek State Preference Shares is subject to the prior approval of the Bank of Greece and the SSM. Furthermore, we may not have sufficient capital to repay the Greek State Preference Shares. Accordingly, we may not be able to realize one benefit of the capital raising announced on April 16, 2014 and completed in May 2014, if the Bank does not obtain the required consent for such repayment. Lastly, to the extent we do not repay the Greek State Preference Shares, a possible conversion of the

Greek State Preference Shares into Ordinary Shares may also significantly alter the type and composition of our shareholder base (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic's Republic Bank Support Plan").

There is uncertainty about the Bank's ability to continue as a "going concern".

        In Note 3 of the 2014 U.S. GAAP Financial Statements, reference is made to increased levels of Eurosystem funding during the first four months of 2015, significant deposits outflows from the Greek banking sector, the on-going negotiations between the Greek government and the Institutions towards reaching a permanent agreement and also to the existing uncertainties that could adversely affect our ability to continue as a going concern. The going concern basis of the Bank is dependent on continued access to Eurosystem funding, whether the outflow of deposits continues, and the reaching of an agreement between the Greek government and the Institutions. Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the 2014 U.S. GAAP Financial Statements expressing substantial doubt on our ability to continue as a going concern as a result of material uncertainties with respect to our ability to continue to access sufficient liquidity through the ELA as well as the significant deposit outflows during the first four months of 2015.

Deteriorating asset valuations resulting from poor market conditions may adversely affect our future earnings and our capital adequacy.

        The mixed global economic recovery, the relatively weak recovery of economies in SE Europe in recent years and the economic crisis in Greece have resulted in an increase in non-accruing loans and significant changes in the fair values of our financial assets.

        A substantial portion of our loans to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. From 2002 to 2007, demand for housing and mortgage financing in Greece increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends and historically low interest rates in the Eurozone. In late 2007, the housing market began to adjust in Greece as a result of excess supply, higher interest rates and an accelerated decline in household disposable income. Construction activity started to contract sharply since 2009. The adjustment in residential valuations started in 2009 and continued at a rapid pace in the period 2010 to end 2014 (with prices having fallen by 38.4% by the end of the fourth quarter of 2014 compared to their peak in 2008, according to the "Bulletin of Conjunctural Indicators" published by the Bank of Greece, January to February 2015). The pace of decline of house prices is expected to slow in 2015 as household disposable income has bottomed since the second semester of 2014 (source: ELSTAT Sectoral Accounts data, Q4:2014) but the high stock of unsold houses, weak credit flows and a persistently high unemployment rate 26.0% in January 2015 (source: ELSTAT Press release, Monthly LFS data), will delay market stabilization further, with mortgage delinquencies potential registering a further increase.

        A continued decline in the Greek economy, or a deterioration of economic conditions in any industry in which our borrowers operate or in the market of the collateral, may result in the value of collateral falling below the outstanding principal balance for some loans, particularly those disbursed in the years prior to the crisis. A decline in the value of collateral, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses. In addition, our failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to national legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. For example, since July 1, 2010, certain auctions initiated by banks or their assignees for satisfaction of claims not exceeding EUR 200,000 have been suspended as described under Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital".

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

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and, in 2010, moved to a below-investment-grade rating. The credit rating of the Hellenic Republic was lowered by all three major credit rating agencies to levels just above default status following the activation of collective action clauses in Greek government bonds subject to Greek law in February 2012. Specifically, the Hellenic Republic's credit rating was lowered to Selective Default-SD by Standard & Poor's ("S&P") (February 27, 2012), to Restricted Default-RD by Fitch Ratings Ltd ("Fitch") (March 9, 2012) and to C by Moody's Investors Services, Inc. ("Moody's") (March 2, 2012).

        In 2013 and 2014, all three rating agencies upgraded the Hellenic Republic's ratings in view of improvements in the general economic outlook. On May 23, 2014, Fitch upgraded the Hellenic Republic to B, while Moody's upgraded the Hellenic Republic to Caa1 on August 1, 2014 and S&P upgraded the Hellenic Republic to B on September 12, 2014.

        However, these gradual rating improvements were reversed in end-2014 and early 2015, against a backdrop of sharply increasing uncertainty and deteriorating financial and fiscal conditions. Accordingly, Fitch Ratings revised the Hellenic Republic's sovereign outlook to negative from stable in January 2015 and eventually downgraded Greece's sovereign ratings by two notches to CCC from B on March 27, 2015. S&P lowered Greece's long-term rating by one notch to B- in January 2015 and placed the country on a credit watch negative status which has been renewed in March 2015 citing the government's "increasingly stretched" liquidity position. On April 15, 2015, S&P lowered the Hellenic Republic's (long term) sovereign ratings to CCC+ from B- and removed these ratings from CreditWatch, albeit, maintained the outlook at negative status. Moody's has also placed in February 2015 Greece's sovereign bond rating on review for a possible downgrade because of the uncertain results of negotiations between Greece and its creditors. Finally, Moody's downgraded Greece's government (long-term) bond rating to Caa2 from Caa1 on April 29 2015 maintaining a negative rating outlook. The "high uncertainty over whether Greece's government will reach an agreement with official creditors in time to meet upcoming repayments on marketable debt" and the "significant implementation risks" of a follow-up, medium-term financing program "even if an agreement is reached", given "the weakened economy and a fragile domestic political environment" are stressed as the key factors underlying the downgrade.

        A further downgrade of the Hellenic Republic's rating may occur in the event of a failure to reach an agreement with official lenders and/or the Hellenic Republic is unable to service its obligations to the private or official sector. Accordingly, the cost of risk for the Hellenic Republic would increase further, with negative effects on the cost of risk for Greek banks, including the Bank, their and our business, financial condition and results of operations. Further downgrades of the Hellenic Republic's credit rating could result in a corresponding downgrade in the Bank's credit rating and, as a result, increase wholesale borrowing costs and our access to liquidity.

The Bank does not currently pay dividends to its shareholders and may not be able to pay dividends in the future.

        In accordance with the provisions of Greek Law 3723/2008, in conjunction with Greek Laws 4063/2012, 3965/2011, 3844/2010 and 3756/2009, the Bank did not pay any dividends to its ordinary shareholders in 2014 in respect of the 2013 financial year, nor in 2013 and 2012 in respect of the 2012 and 2011 financial years, respectively. Further, the Bank will not be paying an ordinary share dividend with respect to the 2014 financial year.

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

        Pursuant to the commitments undertaken by the Hellenic Republic to the European Commission due to the provision of state aid to Greek credit institutions, the Bank is prohibited from distributing dividends or paying coupons on its own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        The Bank has 12,639,831 U.S. preference shares (the "U.S. Preference Shares") outstanding as of the date of this Annual Report. If the Bank has sufficient distributable funds, each U.S Preference Share is entitled to USD 2.25 per share dividend per annum paid in cash. Payments of dividends U.S. Preference Shares take preference over distributable profits otherwise available to our ordinary shareholders. We have not paid any dividends on the U.S. Preference Shares since March 2011 and will not proceed to such payment in respect of the financial year ended December 31, 2014 in accordance with the Bank's Articles of Association, and the provisions of article 44a in conjunction with articles 42c and 43 of the Greek Company Law 2190/1920, which prohibit the payment of dividends in the absence of sufficient distributable funds.

        In addition, under Greek Law, banks participating in the Hellenic Republic Bank Support Plan could distribute dividends to ordinary shareholders in respect of financial years ended December 31, 2008 through December 31, 2012, only in the form of ordinary shares excluding treasury shares. Although there is no law imposing a similar restriction on the payment of dividends for the financial year ended December 31, 2014, such restrictions may be imposed in the future, as they have been in past years (including for the financial year ended December 31, 2013).

        Our participation in the Hellenic Republic Bank Support Plan also includes the issuance of Greek State Preference Shares (EUR 350 million in January 2009 and EUR 1,000 million in December 2011). Greek Law 4093/2012 provides that the fixed return of 10% on the Greek State Preference Shares in accordance with Greek Law 3723/2008, is payable in any case, notwithstanding the provisions of Greek Law 2190/1920 (with the exception of article 44a which prohibits the payment of dividends in the absence of sufficient distributable funds and if the payment of the fixed return will lower the capital ratios of the Bank below the minimum required and if the restrictions of article 44a of Greek Company Law 2190/1920 apply, as was the case for the Bank for the year ended December 31, 2014).

        If we do not have sufficient capital to repay the Greek State Preference Shares and if the required approval is not obtained and the Greek State Preference Shares are repaid, the Greek State Preference Shares will remain outstanding, and a gradual cumulative increase of 2% per year on the 10% fixed return will be payable by the Bank and the restrictions on the payment of dividends set forth above will continue to apply. For further information on the terms of the Greek State Preference Shares, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

Risks Relating to Our Recapitalization and Receipt of State Aid

As a recipient of state aid, the Bank's operational autonomy is constrained.

        The Group participated in the PSI and, as a result, recorded impairment losses on its Greek government bond portfolio and loans, which adversely affected the capital position of the Group and, as a result, the Bank was compelled to seek support from the HFSF. See also risk factor "—There are risks associated with our need for additional capital and liquidity, which may arise from regulatory changes and increased asset impairment".

        In June 2013, the Bank completed its share capital increase, raising EUR 9,756 million from the HFSF and private sector creditors. Following the participation of the HFSF in the Bank's share capital increase, on July 10, 2013, the Bank and the HFSF entered into the relationship framework agreement (the "Relationship Framework Agreement"), which governs the relationship between the Bank and the HFSF (for more information on the Relationship Framework Agreement, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship Framework Agreement"). Including the Greek State Preference Shares of EUR 1,350 million, the total amount of state aid received by the Bank, in forms other than guarantees and liquidity assistance, was EUR 10,027 million as at December 31, 2014. In addition, in the event that the Bank is placed under liquidation, the HFSF as shareholder, the Hellenic Republic holding Greek State Preference Shares and the holders of U.S. Preference Shares, are satisfied in priority before the common shareholders.

        Under European state aid rules, the Bank's operations are restricted in order to ensure that the state aid provided does not lead to the distortion of competition. Pursuant to the commitments undertaken by the Hellenic Republic vis-à-vis the European Commission due to the provision of state aid to Greek banks, the Bank is prohibited from distributing dividends or paying coupons on own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfils a legal obligation of the Bank or the Directorate General for Competition of the European Commission grants an exemption. The Bank is also not permitted to acquire any stake in any undertaking, unless the purchase price falls below certain thresholds or the acquisition takes place in the ordinary course of business or is required to take place under laws regarding the consolidation of the Greek banking sector. There are also restrictions on the lending practices that the Bank must follow and risk monitoring requirements that the Bank must fulfill.

        Approval of state aid from the Directorate General for Competition of the European Commission required the approval of a restructuring plan, which further constrains the operational autonomy of the Bank. On June 25, 2014 the Hellenic Republic submitted (through the Ministry of Finance) a revised restructuring plan for the Bank to the Directorate General for Competition of the European Commission.

        On July 23, 2014, the European Commission in its final decision on the restructuring of the Bank found the Restructuring Plan to be in line with EU state aid rules and in particular with the rules on banking restructuring during the crisis. More specifically, according to the relevant decision of the European Commission, in light of the approved Restructuring Plan and the commitments submitted by the Hellenic Republic to the European Commission in June 2014, the Commission concluded that the state aid received by the Bank was compatible with the internal market. See also Item 4.A, "History and Development of the Company—Restructuring Plan approved by the Directorate General for Competition of the European Commission on July 23, 2014".

        The implementation of these measures by the Bank may have a significant impact on its business activity, operating results and financial position. Furthermore, the disposals contemplated by the Restructuring Plan may be undertaken by the Bank at unattractive valuations or during unfavorable market conditions. Failure of the Bank to meet the material terms specified in the Restructuring Plan or to implement the Restructuring Plan may result, depending on the magnitude or nature of the failure, in the European Commission initiating an investigation into the misuse of the aid, which may result in the partial or entire recovery of state aid and/or the imposition of additional conditions, in line with previous requests to banks in the European Union that have received state aid. In addition, it may result in the HFSF exercising full voting rights in respect of its shares in the Bank (see "—The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank", below).

        Specifically, as part of the approved Restructuring Plan, the Bank has given a number of commitments, both structural (such as the disposal of certain assets and subsidiaries) and behavioural, towards the European Commission. Among other commitments, the Bank is required to reduce its shareholding in Finansbank so that its share ownership represents no more than 60% by the end of 2015.

        Furthermore, the commitments of the Hellenic Republic towards the European Commission also provide for, inter alia, the appointment of a Monitoring Trustee for each bank under restructuring. The Monitoring Trustee acts on behalf of the European Commission and aims to ensure the compliance of the Bank with such commitments, and oversees the implementation of restructuring plans and the Bank's compliance with the applicable state aid rules. See Item 6.A, "Board of Directors and Senior Management—Monitoring Trustee". Grant Thornton was appointed as the Bank's Monitoring Trustee on January 16, 2013. The Monitoring Trustee's powers affect management's discretion by imposing further supervision on the Bank, which may affect business decisions and development strategies and limit the operational flexibility of the Group.

The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank.

        Under the Relationship Framework Agreement governing the relations between the Bank and HFSF, the HFSF as shareholder has certain rights in relation to the operation of the Bank. See 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Provision of capital support by the HFSF". Although the Relationship Framework Agreement provides that the Bank's decision making bodies will continue to determine independently, among other things, the Bank's commercial strategy and policy, the monitoring and veto powers held by the HFSF representative appointed to the Bank's Board of Directors (appointed since June 2012 under Greek Law 3864/2010) restrict the discretion of the Bank's management. Accordingly, as a result of the Bank's participation in the recapitalization program, the HFSF will be able to exercise significant influence over the operations of the Bank.

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

        In addition, the HFSF could obtain full voting rights in the future and as a consequence the Group may be controlled by the HFSF. Pursuant to Article 7a of Greek Law 3864/2010, the HFSF may obtain full voting rights if it is ascertained, by a decision of the General Council of the HFSF, that our material obligations either provided in the Restructuring Plan, or promoting its implementation, or outlined in the Relationship Framework Agreement between the Bank and the HFSF, are not met. (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework"). If in the future we do not meet our obligations under the Restructuring Plan, the HFSF could obtain full voting rights in respect of its shares in the Bank.

The Hellenic Republic has the ability to exercise and currently exercises significant influence on the Bank in certain areas.

        The Hellenic Republic directly owns all 270 million Greek State Preference Shares issued under the Pillar I capital facility of the Hellenic Republic Bank Support Plan (Greek Law 3723/2008) (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The direct stake of the Hellenic Republic in the Bank as described above, provides the Hellenic Republic, among other things, with voting rights at the General Meeting of Preferred Shareholders, the appointment of a representative on the Board of Directors of the Bank who has the ability to veto decisions relating to strategic issues or decisions that could have a material impact on the legal or financial status of the Bank and for which the approval of the General Meeting is required, or decisions referring to the distribution of dividends and the remuneration of the Chairman, Chief Executive Officer, Deputy Chief Executive Officers, the remaining members of the Board of Directors, the General Managers and their deputies under the relevant decision of the Ministry of Finance, or, in case of decisions that the representative considers detrimental to the interests of the depositors or that may materially affect the Bank's solvency and operation. Furthermore, the representative of the Hellenic Republic has the right to attend the Ordinary Shareholders' General Meeting and to exercise, during deliberation and decision-taking, a veto over the abovementioned issues and has free access to the Bank's books, data and reports on restructuring and viability, plans for medium-term financing needs of the Bank, as well as data relating to the level of funding of the economy.

        There is an additional risk that the Hellenic Republic may exercise the rights it has to exert influence over the Bank and may disagree with certain decisions of the Group relating to dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the operational flexibility of the Group.

        We may seek to repay the Greek State Preference Shares, subject to prior approval by the Bank of Greece and the SSM (see "—Repayment of the EUR 1,350 million Greek State Preference Shares is subject to the prior approval of the Bank of Greece and the SSM"). If the required approval is not obtained and the Greek State Preference Shares are not repaid, the Greek State Preference Shares will remain outstanding and the Hellenic Republic will continue to have the ability to exercise significant influence over the Bank, as indicated above, a right which is in addition to those rights of the HFSF (see "—The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank".

        If economic conditions do not improve or continue to deteriorate, or if the financial position of the Group deteriorates, further government or inter-governmental intervention may occur. Any further government or inter-governmental intervention, including through the HFSF, may have a material adverse effect on the interests of other holders of our securities, results of operations and financial.

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

        Following a lengthy period of recession in many economies around the world, including Europe, following the financial crisis, global economic growth has returned, although at a relatively modest pace and uneven across the main countries. Most of the economies with which Greece has strong export links, including a number of EU economies, continue to face significant economic headwinds stemming from high levels of private or public debt and elevated unemployment rates. Activity remains greatly dependent on accommodative monetary policy and is subject to downside risks, as fiscal room is limited. Policymakers in many advanced economies have adopted credible strategies to contain public debt and excessive fiscal deficits, and fiscal consolidation is expected to continue, albeit at a more moderate pace. The continuation of these policies may restrict economic recovery, with a corresponding adverse effect on our business, results of operations and financial condition.

        In financial markets, the search for yield continued, mainly driven by the ongoing accommodative monetary stance by most major central banks and the expansion of quantitative easing policies in the euro area and Japan, resulting in higher equity and government bond prices in major advanced economies. At the same time, equity price and interest rate volatility has picked up, though from very low levels, reflecting the heightening uncertainty vis-à-vis the pace of the world economic recovery, the steep decline in oil prices and more importantly, the continual uncertainty regarding the first interest rate increase by the US Federal Reserve ("Fed"). Indeed, a rapid reversal of the global search for yield and unforeseen portfolio shifts possibly triggered by a more aggressive-than-expected interest rate hike cycle by the Fed have the potential to throw financial markets into turmoil with a corresponding adverse effect on our business, results of operations and financial condition, including our ability to fund our operations.

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

        Adverse developments could also be triggered by significant deterioration of global economic conditions, a recurrence of euro area sovereign debt and banking stress triggered by policy uncertainty associated with Greece, as well as further deterioration in the Greek economy. Any of these events may give rise to concerns regarding the ability of the Hellenic Republic to meet its funding needs. These developments could:

  •
  further directly impact the carrying amount of our portfolio of Government debt;

  •
  further directly impact the impairment losses for receivables relating to the Hellenic Republic;

  •
  severely affect our ability to raise capital and meet minimum regulatory capital requirements; and

  •
  severely limit our ability to access liquidity.

We are exposed to counterparty risk.

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

The Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, and you may not therefore benefit from such inspections.

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

        Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's investment securities portfolios could lead to additional impairment losses, including our holdings of Greek government bonds. The investment securities portfolios accounted for 14.6% of the Group's total assets as at December 31, 2014. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Market Risk".

The increase of non-accruing loans may have a negative impact on our operations in the future.

        Non-accruing loans represented 26.8% of our loan portfolio as at December 31, 2014, while the same ratio for our Greek operations was 34.4% (see Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, individuals who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As at December 31, 2014 and December 31, 2013, 58,948 and 40,369 customers, had applied to the court under the provisions of Greek Law 3869/2010,with combined outstanding balances of EUR 2,784 million and EUR 1,838 million, respectively. In addition, we may not be able to enforce certain collateral in enforcement proceedings for real estate used as the main residence of the debtors, subject to certain conditions as described in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral". Future provisions for non-accruing loans could have a materially adverse effect on our profitability.

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies and domestic and international economic and political conditions. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which we operate. Cost of funding is especially at risk for the Bank due to increased Eurosystem funding and the tight liquidity conditions in the domestic deposit market.

        Changes in market interest rates may affect the interest rates we charge on our interest-earning assets differently than the interest rates we pay on our interest-bearing liabilities. This difference could reduce our net interest income before provision for loan losses. Since the majority of our loan portfolio effectively re-prices within a year, rising interest rates may also result in an increase in our allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce our clients' capacity to repay in the current economic circumstances.

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

        Our current senior management team includes a number of executives we believe contribute significant experience and expertise to our management in the banking sectors in which we operate. The continued performance of our business and our ability to execute our business strategy will depend, in large part, on the efforts of our senior management. For instance a situation of effective control by the HFSF could lead to the departure of certain senior managers. If a substantial portion of our senior management leaves us, our business may be materially adversely affected.

We may be unable to recruit or retain experienced and/or qualified personnel.

        Our competitive position depends, in part, on our ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek, Turkish and other SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, we provide compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chairman, the Chief Executive Officer, the Deputy Chief Executive Officers and any general managers or their deputies. In any case, remuneration of the abovementioned personnel should not exceed the Bank of Greece Governor's remuneration. Furthermore, as a result of the economic crisis and regulatory restrictions on bonus payments, we are limiting or restricting the bonuses we pay our personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. The inability to recruit and retain qualified and experienced personnel in the Hellenic Republic, Turkey and SEE, or manage our current personnel successfully, could have a material adverse effect on our business, results of operations, financial condition and prospects. This risk has increased in view of the current economic situation in Greece.

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

        The employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2014 was EUR 337 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Potential variation may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Item 6.D, "Employees" and Note 40 of the U.S. GAAP Financial Statements.

        Any amendment in legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The Greek banking sector is subject to strikes, which may adversely affect our operations.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Even though, in 2014, Bank employees have gone on strike only two days, largely to express their opposition to the austerity measures implemented in light of the Program, Greek bank unions in general participate in general strikes, which have increased. Prolonged labor unrest could have a material adverse effect on the Bank's operations in the Hellenic Republic, either directly or indirectly, for example by affecting the willingness or ability of the Government to pass the reforms necessary to successfully implement the Program.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, we rely on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, our internal valuation models require us to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates we are often required to make relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on our earnings and financial condition. Also, market volatility and illiquidity such as experienced over the past several years can challenge the factual bases of certain underlying assumptions and has made it difficult to value certain of our financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a material adverse effect on our results, financial condition and prospects.

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

  •
  Liquidity Risk.  Liquidity risk is defined as the current or prospective risk to earnings and capital arising from an entity's inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding a portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms. The severity of pressure experienced by the Hellenic Republic in its public finances has restricted the access to markets for the Bank, which currently relies almost entirely on the ECB and the Bank of Greece (see "—Risks Relating to the Hellenic Republic Economic Crisis—We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece, through ELA, for funding, which are affected by changes in ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees", Item 5.B "Liquidity and Capital Resources" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk").

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

  •
  Insurance Risk.  The principal risk that we may face under its insurance policies is that the actual claims and benefit payments, or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

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

        Certain loans granted by us are denominated in currencies other than euro. A devaluation of any such currencies in which we operate or in which we have loan exposure may require us to take an impairment charge. Further, we may incur credit losses as certain borrowers may be exposed to interest payments on loans in foreign currencies while having income in local currencies.

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

        If any of the variety of instruments and strategies that we use to economically hedge our exposure to market risk is not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not economically hedge all of our risk exposure in all market environments or against all types of risk. For example, we are exposed to TRY fluctuations and do not always economically hedge this exposure. We have not hedged the sovereign credit risk of the Hellenic Republic.

Our operational systems and networks have been, and will continue to be, vulnerable to an increasing risk of continually evolving cyber-security or other technological risks which could result in the disclosure of confidential client or customer information, damage to our reputation, additional costs to us, regulatory penalties and financial losses.

        A significant portion of our operations rely heavily on the secure processing, storage and transmission of confidential and other information as well as the monitoring of a large number of complex transactions on a minute-by-minute basis. We store an extensive amount of personal and client-specific information for its retail, corporate and governmental customers and clients and must accurately record and reflect their extensive account transactions. These activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving.

        Our computer systems, software and networks have been and will continue to be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to our reputation with its clients and the market, additional costs to us (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses to both us and our clients. Such events could also cause interruptions or malfunctions in our operations (such as the lack of availability of our online banking systems), as well as the operations of our clients, customers or other third parties. Given the volume of our transactions, certain errors or actions may be repeated or compounded before they are discovered and rectified, which would further increase these costs and consequences.

        In addition, third parties with which we do business under stringent contractual agreements, may also be sources of cyber security or other technological risks. We outsource a limited number of supporting functions, such as printing of customer credit card statements, which results in the storage and processing of customer information. Although we adopt a range of actions to eliminate the exposure resulting from outsourcing, such as not allowing third-party access to the production systems and operating a highly controlled IT environment, unauthorized access, loss or destruction of data or other cyber incidents could occur, resulting in similar costs and consequences to us as those discussed above.

        While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks such as fraud and financial crime, such insurance coverage may be insufficient to cover all losses.

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

Material weaknesses in our disclosure controls and procedures and internal control over financial reporting ("ICFR") under U.S. GAAP could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

        Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our Chief Executive Officer and our Deputy Chief Executive Officer and Group Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        As of December 31, 2014, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Deputy Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.

        Based upon that evaluation, our Chief Executive Officer and our Deputy Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2014, due to the fact that management identified material weaknesses in its internal control over financial reporting relating to:

  (a)
  the financial statement closing process, which continues to produce significant deficiencies that lead to adjustments and revisions of the spreadsheet-based supporting calculations. This is due to the fact that the Bank still relies to a great extent on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the US GAAP financial statements, and

  (b)
  the design and implementation of certain controls relating to the process of calculating the allowance for loan losses.

        See also Item 15 "Controls and Procedures".

        Although we have initiated remedial steps to address these material weaknesses in our internal control over financial reporting, the existence of these material weaknesses could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. Furthermore, further and continued determinations that there are material weaknesses in the effectiveness of our material controls could also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures of both money and management's time to comply with applicable requirements.

Legal, Regulatory and Compliance Risks

Our business is subject to increasingly complex regulation which may increase our regulatory and capital requirements.

        The Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction in which it operates. All of these regulatory requirements have been changing and are subject to change, particularly in the current market environment, following the unprecedented levels of Government intervention and changes to the regulations governing financial institutions, as a result of the financial crisis. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have been implementing significant changes to the existing regulatory frameworks, including those pertaining to capital adequacy, liquidity and scope of banks' operations (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In June 2013, the European Parliament and the Council of Europe adopted a new legislative package (known as CRD IV), which incorporated the amendments that have been proposed by the Basel Committee for Banking Supervision in December 2010 (known as Basel III). Although the new regulations have been directly applicable to all EU Member States since January 1, 2014, changes under CRD IV will be implemented gradually, mainly between 2014 to 2019 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Requirements/Supervision"). The full implementation of CRD IV is expected to lead to an increase in the Group's capital requirements and capital costs.

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

        Compliance with these new requirements may increase our regulatory capital and liquidity requirements and may increase our costs and disclosure requirements, restrict certain types of transactions, affect our strategy and limit or require the modification of rates or fees that we charge on certain loan and other products, any of which could lower the return on the Group's investments, assets and equity. We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. The new regulatory framework may have significant scope and may have unintended consequences for the global financial system, the Greek financial system or our business, including increasing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. In addition, changes in law to address tax compliance issues such as compliance with provisions of law commonly known as FATCA may increase our compliance costs. We cannot predict the effect of any such changes on our business, financial condition, cash flows or future prospects.

Implementation of the Bank Recovery and Resolution Directive may affect our operations.

        In addition to the capital requirements under CRD IV, Directive 2014/59/EU of May 15, provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the "Bank Recovery and Resolution Directive" or "BRRD"). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly in an unsound or failing institution with the objectives to ensure the continuity of the institution's critical functions, to avoid a significant adverse effect on the financial system, in particular by preventing contagion, including to market infrastructures, and by maintaining market discipline, to protect public funds by minimizing reliance on extraordinary public financial support, to protect depositors and investors and to protect client funds and client assets.

        The BRRD provides that it will be applied by Member States from January 1, 2015, except for the general bail-in tool (see below) which is to be applied from January 1, 2016. The BRRD has not yet been transposed into Greek legislation by the Greek Parliament.

        The BRRD contains four resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that: (a) an institution is failing or likely to fail, (b) there is no reasonable prospect that any alternative private sector measures would prevent the failure of such institution within a reasonable timeframe, and (c) a resolution action is in the public interest The resolution tools are described in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Greek Regulatory Framework—Bank Recovery and Resolution Directive".

        The BRRD requires institutions to maintain at all times a sufficient aggregate amount of own funds and "eligible liabilities", expressed as a percentage of the total liabilities and own funds of the institution (known as the "minimum requirement for own funds and eligible liabilities" or "MREL"). See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Greek Regulatory Framework—Bank Recovery and Resolution Directive".

        The BRRD also provides for a Member State as a last resort, after having assessed and exploited the above resolution tools to the maximum extent possible whilst maintaining financial stability, to be able to provide extraordinary public financial support through additional financial stabilization tools. These consist of the public equity support and temporary public ownership tools. Any such extraordinary financial support must be provided in accordance with the EU state aid framework.

        An institution will be considered as failing or likely to fail when: it is, or is likely in the near future to be, in breach of its requirements for continuing authorization; its assets are, or are likely in the near future to be, less than its liabilities; it is, or is likely in the near future to be, unable to pay its debts or other liabilities as they fall due; or it requires extraordinary public financial support (except in limited circumstances).

        In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). Any shares issued to holders of subordinated notes upon any such conversion into equity may also be subject to any application of the general bail-in tool.

        For the purposes of the application of any non-viability loss absorption measure, the point of non-viability under the BRRD is the point at which the relevant authority determines that the institution meets the conditions for resolution (but no resolution action has yet been taken) or that the institution will no longer be viable unless the relevant capital instruments are written-down or converted or extraordinary public support is to be provided and without such support the appropriate authority determines that the institution would no longer be viable.

        The powers set out in the BRRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. As such, it is too early to anticipate the full impact of the BRRD, and there can be no assurance that, once it is implemented, shareholders and potential investors will not be adversely affected by actions taken under it. In addition, there can be no assurance that, once the BRRD is implemented, its application will not have a significant impact on our results of operations, business, assets, cash flows and financial condition, as well as on our funding activities and the products and services we offer.

We may be subject to a proposed EU regulation on mandatory separation of certain banking activities.

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the High Level Expert Group (the "Liikanen Group") on the mandatory separation of certain banking activities. The proposed regulation, which remains subject to change, contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading in financial instruments and commodities. The new rules would also give supervisors the power and, in certain instances, the obligation to require the transfer of other high-risk trading activities (such as market-making, complex derivatives and securitization operations) to separate legal trading entities within the group (subsidiarisation). This aims to avoid the risk that banks would get around the ban on the prohibition of certain trading activities by engaging in hidden proprietary trading activities which become too significant or highly leveraged and potentially put the whole bank and wider financial system at risk. Banks will have the possibility of not separating activities if they can show to the satisfaction of their supervisor that the risks generated are mitigated by other means. Moreover the proposed regulations provide rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Alongside this proposal, the European Commission has adopted accompanying measures aimed at increasing transparency of certain transactions in the shadow banking sector in order to prevent banks from attempting to circumvent these rules by shifting parts of their activities to the less-regulated shadow banking sector.

        The proposed regulation will apply to European banks that will eventually be designated as global systemically important banks ("G-SIBs") or that exceed the following thresholds for three consecutive years: (a) total assets are equal or exceed EUR 30 billion; or (b) total trading assets and liabilities are equal or exceed EUR 70 billion or 10% of their total assets. The banks that meet either one of the aforementioned conditions will be automatically banned from engaging in proprietary trading, defined narrowly as activities with no hedging purposes or no connection with customer needs. In addition, such banks will also be prohibited from holding any units or shares in an entity that engages in proprietary trading or acquires units or shares in alternative investment funds ("AIFs"). Moreover, such banks shall not with its own capital or borrowed money and for the sole purpose of making a profit for own account: (i) acquire or retain units or shares of AIFs as; (ii) invest in derivatives, certificates, indices or any other financial instrument the performance of which is linked to shares or units of AIFs.

        Under the current proposals, other trading and investment banking activities—including market-making, lending to venture capital and private equity funds, investment and sponsorship of complex securitization, sales and trading of derivatives—are not subject to the ban, however they might be subject to separation.

        The proprietary trading prohibition would apply as at January 1, 2017 and the effective separation of other trading activities would apply as at July 1, 2018.

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

We may be affected by the ECB Single Supervisory Mechanism.

        On October 15, 2013, the Council of the European Union adopted regulations establishing the SSM for Eurozone banks and other credit institutions, which will give the ECB, in conjunction with the national regulatory authorities of the Eurozone states, direct supervisory responsibility over "significant supervised entities" in the Eurozone. The SSM framework regulation (Regulation 468/2014, ECB/2014/17) setting out the practical arrangements for the SSM was published in April 2014 and entered into force in May 2014 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—ECB Single Supervisory Mechanism").

        The Bank is a significant supervised entity in the Eurozone and is subject to continuous evaluation of its capital adequacy by the SSM, and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios.

        National regulatory authorities will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks, besides supporting the ECB in day-by-day supervision. As at November 4, 2014 the ECB is exclusively responsible for prudential supervision (see Item 4.B, "Business Overview—The Greek Regulatory Framework" for a discussion of the ECB's supervisory responsibilities).

We will be subject to the provisions of the EU Regulation establishing the Single Resolution Mechanism.

        Regulation 806/2014 establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund ("SRM Regulation").

        The SRM Regulation, which will complement the SSM (as discussed under "—We may be affected by the ECB Single Supervisory Mechanism" above), will apply to all banks supervised by the SSM. Those uniform rules and that uniform procedure shall be applied by a single resolution board (the "Single Resolution Board") together with the Council and the Commission and the national resolution authorities within the framework of the Single Resolution Mechanism established by this Regulation. The Single Resolution Mechanism will be supported by a single resolution fund (the "Fund"). The Single Resolution Board will be responsible for the effective and consistent functioning of the Single Resolution Mechanism and shall use the Fund only for the purpose of ensuring the efficient application of the resolution tools and exercise of the resolution powers. The owner of the Fund shall be the Single Resolution Board.

        A centralized decision-making process will be built around the Single Resolution Board and will involve the European Commission and the Council of the European Union—which will have the possibility to object to Single Resolution Board decisions—as well as the ECB and the national resolution authorities.

        The use of the Fund shall be contingent upon the agreement by the participating Member States to transfer to the Fund the contributions that they raise at national level in accordance with this Regulation and with Directive 2014/59.

        The provisions relating to the cooperation between the Single Resolution Board and the national resolution authorities for the preparation of the banks' resolution plans apply from January 1, 2015 and the Single Resolution Mechanism should be fully operational from January 1, 2016.

        This framework should be able to ensure that, instead of national resolution authorities, there will be a single authority—i.e. the Single Resolution Board—which will take all relevant decisions for banks being part of the European banking union.

We may be affected by a proposed EU Financial Transactions Tax.

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

        Given the concerns voiced by both the financial sector and business associations, it is unclear how the FTT will proceed and when it will be implemented. If adopted, the impact on the 'real economy' of the FTT as currently envisaged—especially for corporations—could be severe as many financial transactions are made on behalf of businesses that would bear the additional costs of the tax. For example, a transaction tax would raise the cost of the sale and purchase of corporate bonds in a time where it is widely acknowledged that access to capital markets by corporate issuers has to be incentivized. (See also Item 4.B, "Business Overview—EU Regulation Proposals—EU Financial Transactions Tax").

        Any additional taxes imposed on the Group in the future, or any increases in tax rates, may have a material adverse effect on its business, results of operations and financial condition.

Laws governing the bankruptcy of individuals and regulations governing creditors' rights in Greece, Turkey and various SEE countries may limit our ability to receive payments on past due loans.

        Laws governing the bankruptcy of individuals who are not merchants (including Greek Law 3869/2010, regarding the debt arrangement of debts for over-indebted individuals) and other laws and regulations governing creditors' rights generally vary significantly within the region in which we operate. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. If the current economic conditions persist or worsens, bankruptcies could intensify, or applicable bankruptcy protection laws and regulations may change to limit the impact of the recession on corporate and retail borrowers. Such changes may have an adverse effect on our business, results of operations and financial condition.

Changes in consumer protection laws might limit the fees that we may charge in certain banking transactions.

        Changes in consumer protection laws in Greece, Turkey and other jurisdictions where the Group operates could limit the fees that banks may charge for certain products and services such as mortgages, unsecured loans and credit cards. If introduced, such laws could reduce our profit for the period, though the amount of any such reduction cannot be estimated at this time. There can be no assurance that such effects will not have an adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Operations Outside of the Hellenic Republic

Our Turkish operations make a significant contribution to our net income, and operating in Turkey carries certain macroeconomic and political risks.

        Turkish operations through Finansbank, our Turkish subsidiary, represented 25.5% of our loans as at December 31, 2014 compared to 21.8% as at December 31, 2013 and accounted for 43.8% net interest income before provisions for loan losses for the year ended December 31, 2014 compared to 48.6% for the year ended December 31, 2013. As a result, the Group is subject to operating risks in Turkey, including the following:

  •
  Turkey faces another challenging year, due to tightening global liquidity conditions due to the Fed's expected interest rate hikes, large external financing needs, the upcoming general elections, and the conflicts at Turkey's southern neighbors. Turkey had two major elections in 2014, and experienced turbulences ahead of the elections. However, the ruling AKP political party managed to come ahead in the March 2014 local elections, and then Prime Minister Erdogan was elected for president comfortably in the first round of the August 2014 presidential elections. Furthermore, Deputy PM Ali Babacan and Finance Minister Mehmet Simsek, the two minister favored most by the market participants, were retained in the new cabinet led by PM Davutoglu. These helped calm the market concerns regarding political stability and economic governance. However, similar political turbulence may arise before the upcoming general elections in June. Moreover, the cabinet to be formed after the elections may lead to revival of the concerns regarding economic governance. These may result in heightened financial volatility that cannot be ruled out. A protracted period of uncertainty would have a negative impact on economic growth, inflation, and the Turkish lira, and therefore, on Finansbank's business, financial condition and results of operations.

  •
  As a result of the ongoing political unrest in the Middle East, particularly in Syria, and the Ukraine-Russia crisis, political and economic risks around Turkey's foreign policy remain elevated. Already in 2014, exports of merchandise to Iraq and Russia (Turkey's second and seventh major trading partners) declined by 8.8% and 14.6% in USD terms, respectively. In addition, tourist arrivals from Russia (the second largest source country after Germany) posted a sharp decline of 26.2% in the fourth quarter of 2014 following increases of 8.6% on a year-over-year basis in the first nine month of 2014 and 18.6% in 2013. The intensification of geopolitical tensions between Russia and the West and the heightening of security concerns in Iraq and Syria amid the rise of the Islamic State would have a strong negative impact on the Turkish economy and consequently, on the Group's operations in Turkey.

  •
  Since the early 1980s, the Turkish economy has undergone a transformation from a highly protected state directed system to a more free market economy, experiencing a general growth trend since 1992, averaging 4.1% per annum between 1992 and 2014. However, the Turkish economy has experienced a succession of financial crises, most notably in 2000 and 2001, as well as macroeconomic imbalances, including substantial budget deficits, significant balance of payments deficits, high inflation rates and high real interest rates. Turkey's economy is exposed to the effects of the continuing global credit difficulties, having experienced four successive quarters of deep recession between the fourth quarter of 2008 and the third quarter of 2009 before Turkey's GDP subsequently grew again, by an average of 5.4% per annum between 2010 and 2014. Nevertheless, growth prospects for Turkey in 2015 could be severely hampered by tightening of the global financial conditions and a protracted political uncertainty in the case that the ruling AKP does not secure a majority in the new Parliament and therefore a single-party government (as was the case in the past 13 years). Future negative developments in the Turkish economy could impair Finansbank's business strategies and have a materially adverse effect on Finansbank's and the Group's business, financial condition and results of operations.

  •
  Turkey remains dependent on external financing, and its economy is highly exposed to a turnaround in global activity and investor sentiment. In the 2010-2014 period, Turkey's current account deficit (as ratio to GDP) averaged 7.1%, and stood at 5.7% in 2014. The weakening of the domestic demand, the normalization of gold imports, and the fall in oil prices, resulted in some rebalancing in Turkey's external accounts in 2014. The low oil prices will continue to alleviate the external deficit; yet, the weak external demand and strengthening of the domestic demand will to some extent offset the positive impact. Thus, Turkey's current account deficit will remain large. As global yields rise and political tensions escalate, the level of external deficit that Turkey can sustain may be subject to decrease, and the transition to a narrower external deficit would occur via a weaker currency. As balance sheets are vulnerable to currency depreciation due to short foreign currency positions, losses stemming from exchange rate movements may likely lead to cutbacks on investment spending. Furthermore, political tensions and financial market volatility are likely to negatively affect consumer and business confidence.

  •
  The rate of consumer price inflation went further away from the inflation target in 2014, as a result of the currency depreciation, and ended the year at 8.2%. The inflation outlook improved as the oil prices declined starting from late 2014. However, the weakening of the currency and the volatility in food prices continue to pose risk on the disinflation process in 2015. These developments will continue to pose risks on Turkey's financial stability. If financial stability deteriorates, Finansbank's and the Group's business, financial condition and results of operations could be adversely affected.

  •
  Historically, the Turkish currency has been subject to significant volatility against the Euro and other currencies. For example, the Turkish Lira appreciated by 4.4% against the Euro and depreciated by 8.1% against the U.S. dollar between December 31, 2013 and December 31, 2014. Since the acquisition of Finansbank by the Group on August 18, 2006 until April 14, 2015, the Turkish lira depreciated by 34.9% against the Euro and by 46.0% against the U.S. dollar. Such fluctuations could have an adverse effect on the value of the Bank's investment in Finansbank and on the Group's overall profitability. The Group has taken steps in the past to reduce its exposure to the exchange rate fluctuations of the Turkish Lira and intends to continue implementing such initiatives; however, such protection may not be available on as favorable terms as have been available in the past or at all and may not provide a sufficient hedge against such fluctuations.

  •
  The Group believes the general level of macroeconomic and political risk to be higher in Turkey than in a number of countries whose economies and banking markets are more developed and that are already members of the EU. While the Group believes there is potential for substantial growth in the Turkish banking market over the long run, in the short run growth may be limited, or Finansbank may be unable to benefit from that growth. Adverse macroeconomic and political events, that limit economic growth in Turkey or restrict the growth of the banking market may adversely affect Finansbank's business and could adversely affect the Group's business, results of operations and financial condition. Moreover, various new laws and regulations have been adopted or proposed that affect the Group's business in Turkey. For instance, the maximum maturity for personal need loans and car loans were set at 36 and 48 months, respectively. In addition, car loans were limited to 70% of the total purchase for vehicles costing TRY 50,000 or less and the total amount of monthly loan payments and credit card installments is no more allowed to exceed 45% of the monthly income. Any failure by Finansbank to adopt adequate responses to these or other future changes in the regulatory framework could adversely affect Finansbank's and the Group's business, results of operations and financial condition.

Any loss in consumer confidence in Finansbank's banking operations may lead to an accelerated outflow of funds from customer deposits and could cause an increase in our costs of funding.

        Historically, Finansbank's principal sources of funds have included individual deposits. All of Finansbank's individual deposits are effectively short term deposits (the average maturity of individual deposits as at December 31, 2014 was approximately 63.6 days), which could expose Finansbank to liquidity risks if retail customers were to withdraw large amounts of their deposits or do not roll over their term deposits upon maturity. Although customer deposits have increased at December 31, 2014 by 10.1% compared to December 31, 2013 (in TRY terms), any loss in consumer confidence in Finansbank's banking operations could significantly increase the amount of individual deposit withdrawals in a short space of time or result in higher interest rates on individual deposits, which in turn could significantly increase Finansbank's cost of funding. Finansbank also relies heavily upon other types of short term liabilities in addition to individual deposits for its funding. As at December 31, 2014, 55.2% of Finansbank's borrowed funds and issued debt securities had maturity of less than one year. Given such reliance upon short term liquidity, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the banking system or otherwise, Finansbank will be able to maintain its levels of funding and at commercially reasonable terms.

A deterioration of the credit quality of Finansbank's loans could have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

        The 2009 economic downturn had an adverse effect on the financial condition of some of Finansbank's corporate and retail customers and, in some instances, ultimately affected their ability to service and repay their obligations. This has led to an increase in Finansbank's loans that are non-accruing, accompanied by increased allowance for loan losses. Over time, Finansbank has grown its loan portfolio significantly, and increased its exposure to retail customers, whose loans generally yield higher interest income but also tend to have higher levels of default than loans of corporate customers. There can be no assurance that continued weakness in consumer spending, high unemployment, decreased profitability of corporate businesses, increasing numbers of insolvencies and/or deterioration of the credit quality of corporate customers will not result in continued increases in the levels of Finansbank's impaired loans in the future. This could in turn, have a material adverse effect on Finansbank's and the Group's business, results of operations and financial condition.

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

        The Turkish banking sector is highly competitive and has in recent years undergone a period of consolidation. As at December 31, 2014, there were a total of 47 banks (excluding the Turkish Central Bank and four "participation banks" (i.e., interest free banking institutions)) licensed to operate in Turkey.

        A small number of these banks have a significant presence in the industry. According to the Banks Association of Turkey's published reports, as at December 31, 2014, the top seven private banks in Turkey held 55.9% of the banking sector's total loan portfolio and 55.7% of the total bank assets in Turkey.

        The intense competition may increase the pressure for Finansbank to expand the range and sophistication of its products and services currently offered as well as reducing its margins. Increased pricing competition in the Turkish banking markets through the offering of products at significantly lower prices may also impact customer behavior patterns and loyalty. Any failure to maintain customer loyalty or to offer customers a wide range of high quality, competitive products with consistently high levels of service could have a material adverse effect on Finansbank's and the Group's business, financial condition and results of operations. For example, Finansbank may not realize increased business volumes or expected value from the investment in its branch network, which has expanded from 582 branches in 2012 to 674 in 2013 and to 658 in 2014. In addition, state owned banks in Turkey have historically had access to inexpensive funding in the form of significant Turkish Government deposits, which has provided a competitive advantage over private banks.

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

        Finansbank is subject to a number of banking and other regulations in Turkey, in particular those of the Banking Regulation and Supervision Agency ("BRSA"). Under Turkish law, a bank's capital adequacy ratio must be greater than or equal to 8% within the framework of the Regulation regarding the Measurement and Evaluation of Capital Adequacy of Banks. Despite the 8% minimum capital adequacy ratio requirement, the BRSA's approach is, and will continue to be, to prohibit banks having a capital adequacy ratio of less than 12% from opening new branches. In accordance with these guidelines, because Finansbank intends to open new branches from time to time, it must maintain a capital adequacy ratio in excess of 12%. Furthermore, the BRSA is authorized to increase the minimum capital adequacy ratio or to set different ratios for each bank by taking into consideration such banks' internal control systems as well as their asset and financial structures.

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

We conduct significant international activities in SEE operations, which are subject to certain political, governmental or macroeconomic risks.

        Apart from our operations in the Hellenic Republic and Turkey, we have built up substantial operations in the SEE countries of Bulgaria, Romania, Serbia, FYROM and Albania ("SEE-5") and other developing economies. The Group's SEE operations accounted for 9.3% of our gross loans as at December 31, 2014 compared to 9.8% as at December 31, 2013 and 10.9% of our net interest income before provisions for loan losses at and for the year ended December 31, 2014 compared to 9.5% for the year ended December 31, 2013. Our SEE-5 operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

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

        There can be no assurance that the Bank will continue to satisfy the free float eligibility criteria of the listing rules of the Athens Exchange ("ATHEX") in case additional capital support is provided by the HFSF and the free float eligibility criteria may not be satisfied and the ATHEX may reclassify the Bank's share into another listing segment, namely the "Low Free Float Segment" or even the "To be Delisted Segment". If the free float eligibility criteria remain unsatisfied for a period of circa one year the ATHEX may commence delisting proceedings against the Bank's ordinary shares listed on the ATHEX.

        The New York Stock Exchange ("NYSE") may commence delisting of our ADRs if the Bank fails to meet certain continued listing criteria, in particular the so-called "price condition". According to the "price condition", if the price of the ADRs falls below US$1 over a consecutive 30 trading-day period, the ADRs will be considered to be "below criteria" and subject to potential suspension and delisting procedures by the NYSE.

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

        The principal trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2014, the average daily trading value on the ATHEX was EUR 127 million, while in the first three months of 2015 it was EUR 116 million.

        As at December 31, 2014, the aggregate market value of all shares listed on the ATHEX was EUR 69.4 billion, while as at March 31, 2015 it was EUR 48.8 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2014 and March 31, 2015 was EUR 5.2 billion and EUR 3.9 billion respectively, representing 7.5% and 8.0%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our shares.

There may be limited liquidity resulting from the HFSF's concentrated ownership of our ordinary shares.

        The HFSF is our most significant shareholder, holding 57.2% of our ordinary shares. This concentration of ownership, together with uncertainty as to whether market conditions will permit the HFSF to dispose, through the exercise of its warrants, of the ordinary shares it holds, may discourage, delay or prevent holders of the warrants from exercising their rights. Due to the potentially low trading volume of our ordinary shares, it may be difficult for you to sell our ordinary shares at the price or time of your choice, which may result in you receiving a lower price for our ordinary shares than would be the case if our ordinary shares were more actively traded on the ATHEX. We cannot assure you that the trading market of our ordinary shares will become more liquid in the future, or that the trading volume of our ordinary shares will not decrease further into the future.

Exercise of the warrants or future sales of ordinary shares could cause the price of our ordinary shares to decline.

        As at the date of this report, 245,748,459 warrants issued by the HFSF were outstanding permitting holders to acquire, for each warrant held 8.22923881005499 Ordinary Shares, representing a total of 2,022,323,834 (or 57.2%) of our ordinary shares following the completion of the 2014 share capital increase. The warrants must be exercised within a period of 54 months following their issuance on June 26, 2013. In addition, following a 36 month lock up period from the date of issuance of the warrants, the HFSF may sell or transfer the ordinary shares underlying the warrants, provided it gives applicable notice to the warrant holders. Pursuant to the HFSF's founding law, the HFSF must dispose of the ordinary shares within an initial period of five years of the date of issuance on June 26, 2013. If any of the outstanding warrants are exercised or if the HFSF sells or indicates an intention to sell substantial amounts of our ordinary shares, the trading price of our ordinary shares could decline significantly. We cannot predict the effect, if any, that the exercise of warrants or future sales of our ordinary shares by the HFSF or the availability of these ordinary shares for sale will have on the market price of our ordinary shares. Following the completion of the 2014 increase, we have 3,533,149,631 ordinary shares outstanding.

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  the ability of the Hellenic Republic and the Institutions to reach an agreement and the Greek government's ability to implement such agreement.

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

        Holders in the United States of the Bank's ordinary shares and American Depositary Shares evidenced by ADRs may not be able to exercise pre-emptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities

Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If holders in the United States of the Bank's ordinary shares and ADRs are not able to exercise pre-emptive rights granted in respect of their shares in any rights offering by us, they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

Non-Greek individuals and legal entity shareholders, including U.S. shareholders, may be subject to Greek tax on gains arising on the sale of shares.

        Legal entity shareholder with a permanent establishment in Greece will be subject to Greek tax at a rate of 26% or 33% on gains arising from the disposition of shares if this income is effectively connected to the permanent establishment in Greece (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Changes to Taxation—Taxation of Capital Gains from the Sale of Listed Shares). The capital gains of foreign natural person residents in Double Tax Treaty countries are exempted from Greek taxation provided that they have given a tax residence certificate to their depositary. Capital gains derived from the sale of listed securities based on the date of acquisition (i.e. for listed securities acquired before January 1, 2009) and for capital gains from the disposal of listed shares based on holding percentage (i.e. when the seller holds less than 0.5% of the underlying entity's stock) are not subject to the Greek capital gains tax provided that the relevant share holders are natural persons. Because capital gains are generally U.S. source for U.S. foreign tax credit purposes, a U.S. entity shareholder may not be able to credit any such Greek tax if it were required to be paid against its U.S. tax liability unless it has sufficient foreign source income from other sources in the appropriate basket for foreign tax credit purposes. See also Item 10.E, "U.S. Federal Income Taxation."

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

        The Bank has operated a commercial banking business for 174 years. Since our founding, our business has expanded to become a large, diversified financial services group. As part of our diversification, the Bank founded Ethniki Hellenic General Insurance S.A. ("EH") in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

Acquisitions, Capital Expenditures and Divestitures

        On March 15, 2012, the Bank acquired 10.21% of Banca Romaneasca from European Bank for Reconstruction and Development ("EBRD") through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26 million.

        On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of EUR 2.22 per share, issued by Eurobank Ergasias S.A. ("Eurobank") at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The merger process of the two banks was suspended in April 2013 and was ultimately not consummated.

        On November 9, 2012, Finansbank disposed of 51.00% of its shares of its subsidiary Cigna Finans Pension to Cigna Nederland Gamma B.V. for consideration of TRY 203 million. Finansbank retains the remaining 49.00% and continues to operate Cigna Finans Pension through a formation of 51.00% / 49.00% joint venture.

        On February 15, 2013, NBG Pangaea REIC acquired 100.00% of the share capital of KARELA S.A., which owns a building in Paiania in Attica, as part of its investment policy. The consideration paid amounted to EUR 56 million in cash.

        On May 10, 2013 the Bank, acquired, free of any consideration, selected assets and liabilities of First Business Bank S.A. ("FBB") which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee. The difference between the transferred assets and liabilities (the "funding gap") amounted to EUR 457 million and was covered by the HFSF by contributing to the Bank EFSF bonds of nominal value equal to the funding gap.

        On July 26, 2013 the Bank acquired, free of any consideration, selected assets and liabilities of Probank S.A. ("Probank") which was under special liquidation following decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee. The funding gap amounted to EUR 563 million and was covered by the HFSF by contributing to the Bank cash equal to the funding gap.

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

        On December 30, 2013, the Bank, transferred to Invel Real Estate (Netherlands) II BV the 66.00% of its participation interest out of the 100.00% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of EUR 653 million. However, NBG continues to consolidate NBG Pangaea REIC by 100.00%, following the accounting guidance of ACS 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ACS 360-20 "Real Estate Sales".

        On February 10, 2014 JERMYN STREET REAL ESTATE FUND IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the "Process"). Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ("HRADF") in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is a Variable Interest Entity ("VIE"), 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the "Plan") in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor are considering a solution within the context of existing competitive process. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina

Vouliagmenis S.A. (100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as long-lived assets held for sale in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by that standard are met.

        On March 20, 2014, NBG Pangaea REIC acquired 100.00% of mutual fund "Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati" (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33,000 m2, which are located in Rome and Milan. The consideration of the acquisition amounted to EUR 38 million of which EUR 37 million was paid in cash and EUR 1 million was recognized as payable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

        On April 24, 2014, the dissolution of our 100.00% subsidiary, CPT Investments Ltd was completed.

        On April 24, 2014 the Bank disposed of its participation (35.00%) in the equity method investment Aktor Facility Management S.A. for a consideration of EUR 1 million.

        On August 12, 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG Real Estate REIC ("MIGRE") which represented 82.81% of MIGRE's total paid-up share capital and voting rights. The consideration paid amounted to EUR 33 million which consisted of EUR 12 million cash and of 3,348,651 new redeemable common shares issued by NBG Pangaea REIC of fair value EUR 21 million.

        On September 23, 2014 NBG disposed of its 100.00% subsidiary Anthos Properties S.A.

        On September 26, 2014 NBG acquired 5.00% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from International Finance Corporation ("IFC") pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated March 29, 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement. After this transaction the Group owns 99.81% of Finansbank;

        Following the preliminary agreement dated September 30, 2014 with "Sterling Properties Bulgaria EOOD", member of the Marinopoulos S.A. Group, NBG Pangaea REIC, on February 27, 2015, acquired 100.00% of the share capital of the newly established company "PLAZA WEST A.D.", which owns approximately 9,000 m2. of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price (as determined by an independent appraiser) amounted to EUR 11 million.

        On October 22, 2014, NBG Pangaea REIC completed its mandatory tender offer to the shareholders of MIGRE, and acquired 1,951,053 shares (13.86%) of MIGRE's share capital at EUR 3.10 per share, increasing its stake in MIGRE to 96.67%. Because NBG Pangaea REIC held shares representing at least 90% of the voting rights of MIGRE after completion of the mandatory tender offer, NBG Pangaea REIC was required to acquire all the shares that were offered by the shareholders that did not initially accept the mandatory tender offer within a period of three months from the publication of the results of the mandatory tender offer (i.e., until January 27, 2015) at a price of EUR 3.10 per share (exit right). Following that, the stake in MIGRE increased to 96.94% (stake in MIGRE as at December 31, 2014, 96.90%).

        The table below sets out the Group's principal items of capital expenditure for 2012, 2013 and 2014.

	Year ended December 31,
Type of Capital Expenditure	2012		2013		2014
	(EUR in millions)
Interests in other companies	71	(2)	17	(1)	4	(1)
Information technology and other electronic equipment	84		63		82
Land and buildings	35		258	(3)	757	(5)
Leasehold improvements	23		25		12
Furniture, fixtures, machinery and vehicles(4)	91		95		106

Total	304		458		961

(1)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance Plc.

(2)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and the acquisition of 10.21% of Banka Romaneasca, from European Bank for Reconstruction and Development (EBRD).

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

(5)
Principally representing the property acquired by NBG Pangaea REIC though the acquisition of Nash S.r.L. ,Fondo Picasso, MIG Real Estate REIC , and other various properties. (See Item 4, "Information on the Company-B. Business Overview-Other-Real Estate Management").

        Also, as part of our strategy to streamline our operations, we continue to divest, if market conditions are favorable, non-core equity investments and real estate assets that are unrelated to our principal financial services business and to commit these released resources to more profitable activities.

        The table below sets out the Group's principal divestitures for 2012, 2013 and 2014.

	Year ended December 31,
Type of Divestiture	2012	2013	2014
	(EUR in millions)
Investments(1)	37	19	—
Real estate(2)	1	1	18

(1)
During 2012, the Group disposed of 51.00% of Cigna Finans Pension for EUR 36 million and 100.00% of Finans Consumer Finance for EUR 1 million, net of cash disposed. Disposals during 2013 relate to the private equity business activities of the Group.

(2)
Represents proceeds of disposals of real estate property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

Restructuring Plan approved by the Directorate General for Competition of the European Commission on July 23, 2014

        The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. Similarly, the other Greek systemic banks are subject to European Commission rules on EU state aid. Under these rules, the Bank's operations are monitored and limited to the operations approved in the Restructuring Plan, which aims to ensure the Bank's return to long-term viability.

        The Group participated in the PSI in 2012 and, as a result, recorded impairment losses on its Greek government bond portfolio and loans and receivables portfolio of EUR 11.8 billion in 2011 and impairment losses on its Greek government bond portfolio of EUR 0.2 billion in 2012. As a result of these losses, the Bank was compelled to seek support from the HFSF. On April 20, 2012, the HFSF provided the Bank with a commitment letter to participate in the share capital increase of the Bank. On May 28, 2012, the Bank entered into the Presubscription Agreement, which replaced the commitment letter and through which the HFSF advanced to the Bank EUR 7,430 million EFSF bonds against the total amount of recapitalization required by the Bank. Furthermore, on December 21, 2012, the HFSF contributed EFSF bonds, with nominal value of EUR 2,326 million as an additional advance for the participation in the Bank's future share capital increase. As at December 31, 2012, the Bank had received total funds of EUR 9,756 million from the HFSF. The amount finally contributed by the HFSF following completion of the 2013 share capital increase was EUR 8,677 million as at December 31, 2013, and together with the issuance of the Greek State Preference Shares, the total amount of state aid received by the Bank, in forms other than guarantees and liquidity assistance, was EUR 10,027 million as at December 31, 2013.

        On July 27, 2012, the European Commission temporarily approved the state aid received by several Greek banks, including the Bank, for the recapitalization in the form of a commitment letter from the HFSF and the bridge recapitalization. In addition, the European Commission preliminarily assessed the compatibility of the measures under EU state aid rules in the internal market. Subsequently, the European Commission launched a formal, in-depth investigation into the measures.

        In order for the European Commission to formally approve the state aid received, the Hellenic Republic was required to submit a restructuring plan for the Bank. On October 31, 2012 the Hellenic Republic submitted (through the Ministry of Finance) a restructuring plan for the Bank to the Directorate General for Competition of the European Commission in accordance with Greek Law 3864/2010. However, as a consequence of on-going consolidation and structural changes in the Greek banking sector and the Bank's 2013 and 2014 share capital increases, the submitted restructuring plan was required to be amended in order to reflect the Bank's situation. The European Commission thus requested re-submission of the restructuring plan. The amended plan was submitted on June 25, 2014 after the completion of the share capital increase.

        The revised restructuring plan was approved by the European Commission on July 23, 2014 (the "Restructuring Plan"). The European Commission assessed the Restructuring Plan under EU state aid rules for the restructuring of banks during the financial crisis and concluded that it was in line with its rules on banking restructuring.

        Pursuant to the Restructuring Plan, the Bank gave a number of commitments, both structural (such as the disposal of certain assets and subsidiaries) and behavioural, towards the European Commission. The implementation of the commitments set out in the Restructuring Plan is monitored by the Monitoring Trustee. Among other commitments, the Bank has committedto reduce its shareholding in Finansbank, so that its share ownership represents no more than 60% by the end of 2015. As of the date of this Annual Report, the Bank does not have any intention to reduce its ownership stake in Finansbank to below this level of 60%, though there can be no assurance that the Bank may not in the future determine to further reduce its ownership of Finansbank.

        In case the Bank breaches the commitments under the Restructuring Plan, including in respect of the disposals mentioned above, the European Commission may revoke its approval and impose additional measures on the Bank. In addition, under the terms of the Relationship Framework Agreement to which the Bank is a party, the HFSF may, upon any breach by the Bank of any material obligation included in the Restructuring Plan or facilitating its implementation, be able to exercise full shareholder voting rights in respect of its shareholding of the Bank's common shares, see Item 4.B,"—Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial

Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF after the Amended Recapitalization Framework—The Relationship Framework Agreement" and Item 3.D, "Risk Factors—Risks Relating to Our Recapitalization and Receipt of State Aid".

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

  Methodology

        BlackRock's diagnostic assessment comprised four workstreams (namely, Asset Quality Review, Credit Loss Projections, Troubled Assets Review and Foreign Loan Book) and was conducted on June 30, 2013 balances prepared in accordance with IFRS as endorsed by the EU, utilizing assumptions and estimations based upon publicly available information as of the fourth quarter in 2013. In contrast to the mandate received in connection with its 2011 diagnostic exercise, BlackRock was directed to use data from a wider variety of sources and extend the scope of its review, including conducting a diagnostic assessment of seven smaller Greek banks in addition to the four systemic banks that were originally assessed with their Greek and foreign banking subsidiaries). The Bank of Greece sought to align BlackRock's methodology with the anticipated methodologies of the ECB, which began collection information for its asset quality review of banks within the European Union as a part of its comprehensive assessment. BlackRock expanded the scope and methodology of its review by, among other things:

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

        BlackRock completed its diagnostic assessment at the beginning of 2014 and drew conclusions as to the CLPs in either a three-and-a-half-year period or during the receivables' portfolio life under two scenarios, one baseline and one adverse. With respect to the Bank, BlackRock estimated three-and-a-half-year CLPs of EUR 5.2 billion (baseline scenario) and EUR 6.2 billion (adverse scenario) and estimated lifetime CLPs of EUR 8.4 billion (baseline scenario) and EUR 11.2 billion (adverse scenario) for the Bank's Greek loans. All analyses were based on financial statements prepared in accordance with IFRS as endorsed by the EU.

  Capital Needs Assessment

        In March 2014, in the context of the Bank of Greece's 2014 Stress Tests, the Bank of Greece disclosed BlackRock's report, together with the Bank of Greece's detailed findings of the capital needs of each bank. This stress test was conducted in the last quarter of 2013 and was based on the banks' financial data as of June 30, 2013 (prepared in accordance with IFRS as endorsed by the EU). The key drivers of the capital requirements were CLPs on total loans granted in Greece and abroad and estimated pre-provision income of the banks, based on what the Bank of Greece expressed to be a conservative adjustment of restructuring plans submitted by the Greek banks to the Bank of Greece. The capital needs of all Greek banks were estimated on the basis of the baseline scenario at EUR 6.4 billion and on the basis of the adverse scenario at EUR 9.4 billion. The Bank of Greece determined the capital needs of the Bank, under the baseline and adverse scenarios, in a three-and-half-year period, amounted to EUR 2.2 billion and EUR 2.5 billion, respectively. BlackRock estimated that the Bank's lifetime CLPs as a percentage of Greek loan balances as at June 30, 2013, in the baseline scenario, was 18.1%. The CLP for Greek risk, at EUR 8.7 billion, had a coverage ratio of 73.7% as at June 30, 2014, based on a stock of provisions of EUR 6.5 billion as at the same date.

        The Bank of Greece used the CLPs calculated in BlackRock's diagnostic assessment to determine the capital needs of the banks subject to the stress test. As a prudential measure, the Bank of Greece adopted what it has indicated is a conservative stance with respect to provisions, requiring that Greek banks, including the Bank, maintain provisions at the end of 2016 sufficient to cover (a) at least 95% of the lifetime losses estimated by BlackRock under the baseline scenario and 85% of the losses estimated under the adverse scenario and (b) at least 52% of the non-performing loans ("NPLs") estimated by BlackRock as at the end of the three-and-a-half-year period under the baseline scenario.

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

        The Bank presented to the Bank of Greece on April 10, 2014, its capital plan with respect to the shortfall determined above which included the completed share capital increase of EUR 2,500 million and certain capital actions amounting to EUR 1,040 million, which was approved by the Bank of Greece on April 11, 2014.

EU-wide Comprehensive Assessment

        As of November 1, 2014, all significant supervised entities in the Eurozone, including us, are under the direct supervision of the SSM. Before ECB assumed its supervisory responsibilities, we and all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review ("AQR") and Stress Test with December 31, 2013 as the reference date. Results of the EU-wide Comprehensive Assessment were announced on October 26, 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%. The AQR was based on financial data presented in accordance with IFRS as endorsed by the EU.

        The Adverse Dynamic Balance Sheet stress test, which was based on our approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion. In line with ECB's guidelines, the Bank submitted on November 7, 2014 to the SSM, as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the results of operations for the six month period ended June 30, 2014, which result in a capital surplus of more than EUR 2.0 billion and concluded that no further capital action is required.

        The detailed results of the Comprehensive Assessment along with actions addressing the shortfall are presented below:

	Reported(2)	Static		Dynamic
	2013	2016		2014(3)	2016	2016
Comprehensive Assessment Results(1) (In millions EUR, except for percentages)		Baseline	Adverse	Baseline	Baseline	Adverse
CET1(4)	6,058	3,260	(246)	8,030	9,486	5,325
RWAs(4)	56,685	56,730	57,940	60,303	58,626	60,001
CET1 (%)(4)	10.7%	5.7%	(0.4)%	13.3%	16.2%	8.9%
Minimum Threshold(4)		8.0%	5.5%	8.0%	8.0%	5.5%
Capital surplus/ (shortfall)(4)		(1,278)	(3,433)	3,206	4,796	2,025
Actions addressing the shortfall
Capital surplus/ (shortfall) post EUR 2.5 billion share capital increase		1,222	(933)	3,206 (5)	4,796 (5)	2,025 (5)
12-month 2014 PPI and actions completed (refer below)			1,057
Capital surplus including profitability and actions by December 2014			124

(1)
Comprehensive Assessment (CA) incorporates AQR, Stress Test

(2)
Figures as of December 31, 2013, calculated according to CRD IV, with transitional provisions as of January 1, 2014

(3)
The lowest capital level over the period of 3 years, i.e. December 31, 2014

(4)
Numbers derived from the EU-wide Comprehensive Assessment published on October 26, 2014

(5)
The Dynamic scenario already includes the share capital increase completed in May 2014.

        The Adverse Static Balance Sheet stress test resulted in a capital shortfall of EUR 933 million after the application of proceeds from the EUR 2.5 billion share capital increase completed in May 2014. This shortfall has already been covered by NBG's PPI, lower-than-modeled impairment and capital actions completed by December 31, 2014 amounting to EUR 1,057 million. The above figures do not take into account the capital benefit created by the new DTC Law.

        PPI for the year ended December 31, 2014, lower-than-modeled impairment and capital actions completed by end-2014, amounting to EUR 1,057 million, comprised:

  (a)
  EUR 496 million, being the amount by which actual PPI for 2014 exceeded the estimated pre-provision income included in the Static Adverse scenario, in each case based on financial information prepared in accordance with regulatory reporting rules,

  (b)
  EUR 251 million, being the impairment recognized in the Static Adverse scenario model in respect of the Greek government bonds received by the Bank in the context of Pillar I of Greek Law 3723/2008 which did not materialize in our actual results of operations for 2014 because the bonds were fully repaid during 2014, and

  (c)
  EUR 310 million, being the estimated saving from the voluntary exit scheme completed on December 31, 2013 by NBG for the remaining period from December 31, 2014 up to December 31, 2016, which had not been taken into account in the Static Adverse scenario.

B.  Business Overview

Introduction

        NBG holds a significant position in Greece's retail banking sector, with 528 branches and 1,414 ATMs as at December 31, 2014. Our core focus outside of Greece is in Turkey and SEE, where we currently operate in Bulgaria, Serbia, Romania, Albania, Cyprus and FYROM. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management.

        The Bank is our principal operating company, representing 60.9% of our total assets as at December 31, 2014. The Bank's liabilities represent 67.4% of our total liabilities as at December 31, 2014. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: Finansbank A.S. ("Finansbank"), United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska Banka A.D. Novi Sad ("Vojvodjanska"), Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), Banka NBG Albania Sh.a. ("NBG Albania"), South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. ("NBG Malta").

        We hold top positions in many financial services products in Greece. As at December 31, 2014, we had the largest market share of mortgage loans in Greece, with a percentage of 26.2%, whereas according to our internal analysis of published information of the Bank of Greece, we are second in total deposits with a percentage of 25.3%. We are also third in mutual fund management with a market share of 14.0% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. Banking activities in Greece include the Bank's domestic operations, Ethniki Leasing, Probank Leasing S.A. ("Probank Leasing") and Ethniki Factors S.A. ("Ethniki Factors"). The Group's Greek banking operations account for 64.9% of our total lending activities as at December 31, 2014 (the "Greek Banking Loans") and for the 71.6% of our deposits (the "Greek Banking Deposits"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking loans and deposits as at December 31, 2014:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	43,196	39,953
Public Sector	5,390	3,160

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

Greek Banking Distribution Channels

        As at December 31, 2014 we operated in Greece through 528 branches (including one premium branch in Golden Hall) and one private banking unit. As at December 31, 2014, we had 1,414 ATMs, of which at least 561 were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (57% of our ATMs are equipped with cash deposit devices). During 2014, the total number of ATM transactions reached approximately 112 million with a total value of approximately EUR 16.5 billion. In addition, we have developed alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2014, the total number of phone and internet banking users increased by 15%, reaching approximately 870 thousand, out of which 550 thousand were also phone banking users. The total number of electronic transactions during 2014 was approximately 69 million with a total value of approximately EUR 25 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007. In 2012, we launched one new "i-bank" store. Currently, we operate four "i-bank" stores (two in Athens and two in Thessaloniki) which offer all i-bank services (internet, mobile and phone banking, ATM and APS) and where we also host entertainment and educational events. As at December 31, 2014, the "i-bank" stores have received more than 550 thousand visitors. The Bank's branches are located in almost every major city and town in Greece. Approximately 48% of the Bank's branches are located in the Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2014, the Bank operated 258 full banking branches, 269 retail banking branches and one premium banking branch.

        We participate in DIAS Interbanking Systems S.A., which currently has 27 banks as shareholders and direct members, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of the customers of its members.

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

Payment Services

        We offer payment services to our clients participating in all local interbank payment channels. We are also a direct member of the Euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank has completed the centralization of its payment operations. Our Cash Management service offering in Greece is Single Euro Payments Area ("SEPA") and compliant with Directive 2007/64/EC on the Payment Services Directive ("PSD"), and also leverages extensively the Bank's branch network in providing our customers with on-line transaction processing to facilitate cash gathering.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have adopted a more conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2013 and 2014.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2013	2014
Mortgage lending (balances)	26.1%	26.2%
Consumer loans and credit cards (balances)	21.1%	21.7%
Core deposits(1)	34.6%	32.9%

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

        In 2014 the Bank mainly focused on offering competitive and flexible debt restructuring packages. As a result, the balance of consumer loan portfolio decreased by 9.7% from EUR 6,212 million as at December 31, 2013 to EUR 5,612 million, as at December 31, 2014.

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

        Consumer credit products proposed by the Bank mainly consist of special purpose loans where customers are encouraged to offer collateral (such as registration of mortgage prenotation, deposits in euro or retention of ownership) in order to improve the terms of their loans. Applications are approved under a strict set of underwriting criteria, which indicatively include stringent application entry requirements, examination of customer's depository or investment relationship within the Bank and pursuit of additional security (guarantor and/or collateral) if necessary.

        Regarding new business development, the Bank is focused on the promotion of special purposed consumer loans such as "auto loans" and "green loans" and on the further growth of debit cards portfolio.

        In 2015, the Bank has invested in new technologies especially in the cards business in order to improve its position in the domestic market.

Mortgage Lending Products

        The volume of new mortgage loan disbursements amounted to EUR 44 million in 2014, from EUR 28 million in 2013. Average Loan-to-Value ratio ("LTV") for 2014 new originations stood at 53.8%, compared to 54.5% in 2013 and Payment-to-Income ratio ("PTI") at 24.1% from 21.0% in 2013 (maximum PTI is set at 40% by the Bank of Greece). The approval rate in 2014 was 63% compared to 49% in 2013 and 29% in 2012. Moreover, pricing stood at an average spread of 361 bps, in line with 2013.

        The mortgage loan portfolio, before any provision for impairment, was EUR 17.4 billion at December 31, 2014 compared to EUR 17.7 billion at December 31, 2013.

        The Bank placed more focus on efficiently managing its existing loan portfolio, following a customer-centric service, with emphasis on delinquent loans by offering viable solutions to customers facing economic difficulties, including the adoption of a fractional payment program, whereby the borrower pays only a fraction of the installment due for a fixed period of time, adjusted to the borrower's current economic condition. All adopted policies offered the possibility of a maturity extension up to 45 years in total, with the applied spread being increased by 30 bps and the minimum spread set at 200 bps. All facility programs assume no capital relief and also aim at capital amortization.

        As at December 31, 2014, EUR 3.1 billion of mortgage loans were reported as restructured. The average duration of the restructured portfolio is 34 years, or 8.5 years more than the non-restructured portfolio, while the average spread is 234 bps, or 49 bps higher than the non-restructured portfolio.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit") constitutes a division of retail banking and manages credit provision to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1 million.

        The SBL Unit has created business credit centers in the main three urban centers (Athens, Thessaloniki and Patras) which handle all of the Bank's credit applications in accordance with applicable credit and collection policy and approved authority levels. In 2014, the SBL Unit focused both on new strategic initiatives to support SBL financing and on the active management of the existing portfolio.

        The Bank continued to support SBLs who experienced difficulties in servicing their debt obligations—either for the first time or even if they had been placed under a restructuring program before—by agreeing upon more favorable terms and conditions for the restructuring of their debts. The relevant products offered by SBL Unit are rescheduling, restructuring and restructuring over restructuring ("R-O-R") programs, depending on the type and delinquency bucket of SMEs accounts. The main characteristics of restructuring programs are: the granting of a grace period of up to 2 years, during which the borrower pays only interest, the extension of up to 20 years on the maturity of all loan accounts of the customer, and the application of lower interest rates in case that new collaterals are pledged.

        As at December 31, 2014, the Bank's gross outstanding SBL portfolio amounted to EUR 3,892 million, decreased by 4.6% compared to EUR 4,080 million at December 31, 2013.

        The Bank continued to support timely SBL customers by providing them necessary liquidity. New loans granted to SBL amounted to EUR 141 million for the period ended December 31, 2014.

        The SBL Unit offers lending solutions, which cover a full range of business credit needs, either in the form of revolving facilities for the coverage of working capital needs or in the form of short-, medium-or long-term fixed loans for financing investment needs or for the enhancement of business liquidity.

        In addition, the Bank continued in 2014 to support SBL customers financing by participating in programs for the improvement of competitiveness and the enhancement of SBL liquidity in the current adverse financial environment in Greece. In particular, the Bank participated in the following new co-financed and other state guarantee and funded programs:

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

  •
  The "JEREMIE for Entrepreneurship" program, an initiative in cooperation with the European Investment Fund (EIF) for financing of micro, small and medium enterprises with favorable interest rates, due to the interest-free funding from EIF. The total budget of the program for NBG for the year 2014 amounted to EUR 52 million.

  •
  The guarantee program of ETEAN S.A. called "Guarantee for letters of guarantee issued by the banks in favor of small, very small and micro-businesses", through which the Bank offers easier access to SBLs looking to issue letters of guarantee.

  •
  In the context of its commitment to the enhancement of Greek entrepreneurship the Bank has entered into a EUR 200 million European Investment Bank ("EIB") guarantee program to facilitate international trade, through guarantees to commercial banks.

  Corporate and Investment Banking

  Commercial Loans

        The Bank's commercial loan portfolio in Greece comprises approximately 43,000 active corporate clients, including SMEs, and most of the largest corporate groups in Greece. As a Group, we are able to offer corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        The Bank lends to all sectors of the economy. As at December 31, 2014, domestic commercial lending (including loans to the public sector) amounted to EUR 25.6 billion and represented 52.7% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 2.2 billion as at December 31, 2014, representing 4.5% of its domestic loan portfolio.

        The Bank lends primarily in the form of short term credit lines and medium/long term loans. Apart from financing, the Bank provides letters of credit and guarantees for its customers, which amount to EUR 3.3 billion as at December 31, 2014.

        As a result of the ongoing economic crisis in Greece, the Bank has adopted a more conservative approach to new commercial lending, with a greater focus on larger corporate borrowers having good credit history, satisfactory financial performance and adequate collateral and/or new equity available.

        During 2014 the Bank has successfully launched a program of extending new loans of up EUR 3.0 billion of which EUR 718 million was allocated to medium size enterprises, providing financial support to existing and new sustainable investments aimed at enhancing the competitiveness, innovation and outward orientation in business and new jobs creation.

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

        As at December 31, 2014, outstanding shipping loans (mainly concerning bulk shipping) were EUR 2.2 billion. Shipping exposure represents 8.7% of the Bank's total commercial loan portfolio.

        The Bank has traditionally provided bilateral and syndicated long-term financing, mainly towards dry bulk, wet bulk and, to a lesser extent, liner business in an effort to minimize risk and enhance the portfolio's profitability. Nearly all of the Bank's shipping loans are fully secured by vessels.

        For 2014, the Bank has increased its exposure by participating in new transactions with accredited customers but with strict terms regarding vessel quality and equity contribution. Loan modifications took place, reflecting current market conditions and low freight rates in the dry bulk sector. For 2015 the Bank is expected to follow a similar pattern.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. During previous years, freight rates in main shipping segments have been kept in rather low levels. In the last quarter of 2014 the wet sector has showed a significant upward trend due to the fall of oil price. For 2015, the dry bulk shipping is expected to be affected by increased tonnage supply and modest demand for shipping services, while for the wet bulk there seems to be a more optimistic view.

  Project Finance

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (mainly in Europe). Due to the current economic environment, the growth rate of Bank's activities in the field of project finance during 2014 remained stable, with the overall size of this portfolio of EUR 413 million as at December 31, 2014, a decrease of 1.0% compared to EUR 417 million as at December 31, 2013.

        The voluntary deleveraging effort undertaken by the Bank since the beginning of 2011, regarding its international portfolio, continued in 2014. Therefore no new loans were advanced in 2014 for projects outside Greece, and the concurrent effort to reduce position in loans with low margins resulted in a decrease in the international portfolio of 27.7%. On the contrary, the domestic loan portfolio was increased by 56.6% or EUR 74 million during the year. The bulk of the net increase in domestic loan portfolio during 2014 was due to new placements to energy and Public Private Partnership / Project Finance Initiative ("PFI") factors. Major part of pipeline for the next year consists of PFI projects in the waste management sector.

        Through an operational agreement signed in December 2011 between the Bank and the European Investment Bank ("EIB"), the Bank, acting as an Urban Development Fund ("UDF"), has been awarded the management of EU Structural Funds under the Joint European Support for Sustainable Investment in City Areas initiative—(the "JESSICA")—for three lots (out of ten lots in total for Greece) and an operational Program "Environment and Sustainable Development" amounting to a total of EUR 83 million (32.9% of total JESSICA Funds for Greece). The lots correspond to Attica, Western Greece and Ionian Islands Regions. JESSICA funds, along with the Bank's and other private funds, are intended to be used during the period of 2012 to 2015 to make repayable investments in the respective regions. In May 2012 the UDF issued a Call for Proposals for selecting final recipients to be financed by the UDF. Following this call, the UDF received until the end of 2014, 45 investment proposals, of a total budget of EUR 432 million and UDF-requested funds of EUR 173 million. UDF financing of EUR 40 million has been approved and financial close of the respective projects is expected to take place during the first quarter of 2014. Disbursement of UDF funds to signed projects in 2014 amounted to EUR 8 million. The first phase of the evaluation (determination of eligibility for JESSICA financing) was also completed in 2014 for proposals of a total budget of EUR 89 million and UDF-requested funds of EUR 31 million. In 2015, the UDF will focus on the financial evaluation for the approval of financing and the respective commitment of UDF funds for these proposals, as well as on the evaluation of all other outstanding proposals and on the disbursement of UDF funds to final recipients.

        Advisory activity in 2014 to the public and private sector developed at a considerably lower pace compared with that of previous years, as the execution of certain projects was postponed and/or suspended by the Greek government in the context of the current economic environment.

  Special Assets Unit ("SAU")

        In order to effectively manage past-due and non-accruing corporate loans as well as loans for which legal actions have been undertaken by the Bank, while being also compliant with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, we established of the Special Assets Unit which comprises of:

  •
  Large Corporate Special Assets Division

  •
  Small Medium Enterprise (SME) Special Assets Division

  •
  Small Business Loan (SBL) Special Assets Division

        These divisions in co-operation and with the support of the Special Assets Administrative Support Division and the Special Assets Control and Operational Support Division have full responsibility for the management of portfolio transferred to SAU (end-to-end responsibility).

        Specifically, SAU proceeds to modifications and restructuring solutions to enterprises which are facing difficulties meeting their obligations and have operational and financial weaknesses. The SAU assesses the companies, taking into consideration a number of factors, including: the company's viability, the company's ability to repay its debt, the market conditions including competition and the industry in which it operates. Following the assessment, SAU proposes loan modification or /and restructuring solutions, so as to achieve a sustainable financial and operational restructuring of these entities.

        The total balance of SAU's Troubled Debt Restructuring ("TDR") loans amounted to EUR 1.4 billion as of December 31, 2014.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2014, 75.0% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 14.0% to industry and mining, 9.9% to construction and real estate and 1.2% to other sectors. As at and for the year ended December 31, 2014, Ethniki Leasing had total assets of EUR 530 million and interest income of EUR 24 million, before elimination of intercompany transactions and balances, compared to EUR 570 million and EUR 19 million, respectively in 2013.

Probank Leasing

        Probank Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2014, 41.9% of the finance lease receivables of Probank Leasing were to the trading and services sector, 2.8% to construction and real estate, 36.9% to industry and mining and 18.3% to other sectors. As at and for the year ended December 31, 2014, Probank Leasing had total assets of EUR 155 million and interest income of EUR 8 million, before elimination of intercompany transactions and balances, compared to EUR 211 million and EUR 6 million, respectively in 2013.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly owned factoring subsidiary of the Bank, as part of its strategic decision to expand its factoring operations in Greece. Additionally, the NBG Group has a strong presence in the provision of factoring services in Southeast Europe and Eastern Mediterranean by the Group's

subsidiaries in Turkey, Bulgaria and Romania. 2014 was the sixth consecutive financial year during which Ethniki Factors continued to focus on enhancing liquidity to NBG Group corporate customers maximizing synergies with the Bank. Portfolio performance remained strong despite adverse economic environment. Ethniki Factors offers a comprehensive range of factoring services to provide customers with the flexibility they need to cope with recession difficulties of the Greek economy over the last six years.

Investment Banking

        In 2014, the NBG Securities' Investment Banking Division continued to provide a broad range of services within the areas of Corporate Finance, Equity Capital Markets and Debt Capital Markets and succeeded in increasing its market share within a challenging economic environment despite increased competition. We served as a lead underwriter and advisor to Lamda Development's share capital increase; acted as an advisor, lead underwriter and bookrunner to ELTECH Anemos' initial public offer; acted as a financial advisor a) to Lykos AG in connection with the voluntary tender offer for the shares of Inform Lykos S.A.; and b) to NBG Pangaea REIC in connection with the mandatory tender offer for the shares of MIGRE; provided a fairness opinion to the Board of Directors of Cyclon S.A. in relation to the tender offer launched by Motor Oil S.A.; acted as joint bookrunner in the international bond offerings of Public Power Corporation S.A., Motor Oil S.A., Hellenic Petroleum S.A. and Titan Cement Company S.A..

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

Private Banking

        NBG Private Banking ("Private Banking") is the Bank's dedicated arm that responds to the needs of high net worth and ultra high net worth clients. We operate out of 8 different locations in Greece and two international Private Banking centers in London and Malta. Our products and services cover a wide spectrum, from traditional banking all the way to different tailor made investment mandates. An independent team of 5 investment specialists equipped with an extended open architecture platform, along with a highly trained team of 35 experienced client relationship officers, are committed to offering first-class services that maximize client aspirations.

        Our Private Banking operations leverage the expertise, resources, know-how and capabilities of the NBG Group to service client needs and generate benefits in managing their wealth. Our commitment focuses in delivering value to our clients being while remaining sensitive to scrutinizing and closely monitoring client's risk-return profile.

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

        As at December 31, 2014, the Bank serviced 59 domestic institutional clients (three mutual funds, four asset management companies, 12 insurance companies, five brokerage companies, 26 pension funds and nine other companies), 25 foreign ones and approximately 308,000 retail customers.

        In recognition of the quality custody services offered, to both Cross Border/Non Affiliated and Domestic clients, the Bank is positioned between the top providers for the Greek market, in the Agent Banks Surveys of the "Global Custodian" magazine, for the past six consecutive years.

Asset Management

        Our domestic fund management business is operated by NBG Asset Management, which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        NBG Asset Management offers twenty (20) investment funds under the brand name Delos, two (2) under the NBGAM brand name, one (1) under the N. P. INSURANCE brand name and three (3) under the NBG International SICAV brand name, which are registered in Luxemburg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, NBG Asset Management offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As at December 31, 2014 NBG Asset Management's total assets under management in mutual funds and discretionary asset management were EUR 1.3 billion. Its market share in mutual funds in Greece was 14.0% as at December 31, 2014, compared to 15.6% as at December 31, 2013. (Source:

Hellenic Fund and Asset Management Association—report of December 31, 2014). The funds belong to a client base comprised of approximately 80 institutional and over 45,000 private investors.

        The total value of funds managed since 2012 is set forth in the table below:

	As at December 31,
	2012	2013	2014
	(EUR in millions, except for percentages)
Mutual Funds under management	1,025	977	850
Market Share	17.2%	15.6%	14.0%
Discretionary Funds under management	246	353	443

Total Funds Under Management	1,271	1,330	1,293

Stock Brokerage

        NBG Securities S.A. (formerly, National Securities S.A.) was established in 1988 and constitutes the Bank's brokerage arm. NBG Securities S.A. offers a wide spectrum of investment services to both individual and institutional customers.

        As at December 31, 2014, NBG Securities S.A. had a market share of 8.3% of trades brokered by total trading volume on the ATHEX, ranking third in terms of total trading volume, according to www.helex.gr.

        The provision of investment services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. NBG Securities S.A. network consists of seven branches, three of which are in London, Bucharest and Nicosia.

Private Equity and Venture Capital

        With offices in London, Paris and Istanbul, NBGI Private Equity Limited ("NBGI Private Equity"), a subsidiary of NBGI International Ltd, manages the private equity funds described below.

NBGI Private Equity had invested amounts of EUR 472 million as at December 31, 2014, compared to EUR 470 million at December 31, 2013.

Fund	Closing Date	Invested amounts	Geographic Focus
(in millions)
NBG Private Equity Fund LP	August 2000	GBP 25	UK
NBGI Private Equity Fund II LP	June 2007	GBP 50	UK
NBGI Private Equity (Tranche II) LP	August 2011	GBP 34	UK
NBG South Eastern Europe Fund LP	March 2006	EUR 55	SEE
NBGI SEE Development Capital Fund LP	March 2007	EUR 37	SEE
NBGI SEE Real Estate Fund LP	October 2009	EUR 96	SE and Central Europe
NBGI SEE Energy Fund LP	October 2008	EUR 14	Predominantly Central & Eastern Europe, and selectively Western Europe
NBGI Private Equity France Fund LP	December 2009	EUR 32	France and other French speaking countries
NBGI Turkish Private Equity Fund LP	October 2008	EUR 30	Turkey
NBG Technology LP	October 2001	EUR 30	Predominantly Europe
NBGI Technology Fund II LP	October 2009	EUR 35	Predominantly Europe & US

        NBG is the sole investor in the funds, with the exception of NBGI Private Equity Fund II LP and NBG Technology LP where external investors also participate.

Banking Activities outside of Greece

        We operate, as a Group, in 11 countries outside Greece. As at December 31, 2014, our international network comprised 1,218 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Egypt and Cyprus), which offer traditional banking services and financial products and services. The Bank has nine commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Albania, Malta, Cyprus and South Africa.

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

  Turkish Operations

        Our Turkish operations include the Finansbank group of companies.

        In 2014, our Turkish operations contributed EUR 168 million of net income to the Group, compared to EUR 682 million in 2013. Turkish operations' income before income tax was EUR 219 million as at December 31, 2014 and EUR 831 million as at December 31, 2013. As at December 31, 2014, total loans was EUR 19,082 million while total deposits (excluding interbank deposits) reached EUR 14,790 million, compared to EUR 15,968 million and EUR 12,883 million, respectively, as at December 31, 2013. Total assets of our Turkish operations as at December 31, 2014 were EUR 27.4 billion, accounting for 25.3% of our total assets compared to EUR 23.5 billion and 22.0% as at December 31, 2013.

        Retail loans of Turkish operations amounted to TRY 23.8 billion as at December 31, 2014, compared to TRY 25.9 billion as at December 31, 2013 whereas retail sector deposits amounted to TRY 25.8 billion compared to TRY 23.4 billion for the same dates.

        Corporate and commercial loans of our Turkish operations amounted to TRY 30.6 billion as at December 31, 2014 compared to TRY 21.7 billion as at December 31, 2013, whereas corporate and public sector interest bearing deposits amounted to TRY 13.0 billion compared to TRY 12.1 billion for the same dates.

        As at December 31, 2014, loans comprised the largest single component of Finansbank's assets, followed by other assets and securities. Based on BRSA data, as at December 31, 2014, Finansbank had among the second highest proportion of its assets in loans and among the lowest in securities, in each case on a bank-only basis, of five peer banks. For the year ended December 31, 2014, revenue from customer business, comprising interest income from loans, fees and commissions received, and foreign exchange gains or losses, was the predominant source of Finansbank's bank-only revenue, followed by revenues from securities, comprising interest income from securities and securities trading gains or losses but excluding gains or losses from financial derivatives. For the year ended December 31, 2014, based on BRSA data, Finansbank derived the highest proportion of its revenue from revenue from customer business and the smallest proportion from revenue from securities, in each case on a bank-only basis, of five peer banks.

  Finansbank Group

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring, IBTech and EFinans. Finansbank was the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2014, according to data from the Banks Association of Turkey and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, Finansbank's subsidiaries provide financial leasing, capital market, corporate finance and portfolio management. As at December 31, 2014, Finansbank operated through a network of 658 branches in 62 commercial centers in Turkey, making it the sixth largest private bank in Turkey by size of branch network according to statistics published by the BRSA. As at December 31, 2014, Finansbank and its subsidiaries had 13,949 employees. The Group intends to significantly increase the size of its loan book by focusing on growth in its SME and corporate and commercial loan portfolio, while selectively growing its retail loan portfolio.

Finansbank Banking Distribution Channels

        As at December 31, 2014, Finansbank maintained a branch network of 658 branches, consisting of 633 full-service branches, 18 retail-only branches, one corporate-only branch and one commercial-only branch located in 62 commercial centers in Turkey, mainly in Istanbul, Izmir, Ankara and Antalya. The Group also has one branch at the Atatürk Airport Free Trade Zone in Istanbul and one branch in Bahrain. The Group has dedicated certain branches, which are located primarily in upper-middle-income residential areas, to retail customers. The continuous expansion of the Group's branch network until 2014 has allowed the Group to organically grow its customer base.

Retail Banking

        Finansbank retail banking activities consist primarily of consumer lending, credit and debit card services, mortgages, deposits and investment management and insurance products. The Bank's offerings to retail customers are divided into three main further sub groups: private banking, which serves individuals with assets under management exceeding TRY 750,000 through customized service offerings; the affluent segment, which serves individuals with assets under management between TRY 100,000 and TRY 750,000 offering features such as dedicated relationship managers and a diverse set of banking and non banking services and benefits; and the mass market segment with more standardized offerings. Retail banking has been one of the principal drivers of Finansbank's growth in recent years and is expected to continue to maintain a central role in its strategy.

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

        Finansbank's retail banking operations are divided into two main divisions: Consumer Banking and Credit Cards. Consumer Banking operations are further divided into three sub divisions, namely private banking, affluent banking and mass market banking.

        As at December 31, 2014, Finansbank had approximately 9.6 million retail banking customers, compared to approximately 12.1 million retail banking customers as at December 31, 2013. Finansbank's market share in time deposits is 4.6% as at December 31, 2014 and 4.6% as at December 31, 2013, according to statistics published by the BRSA.

        Finansbank's retail products and services include retail loans, which comprise mortgage loans, credit card loans, personal loans, auto loans and overdraft and other loans, retail time and demand deposits as well as investment products such as mutual funds and insurance products.

Credit Cards

        Finansbank earns interest income on outstanding credit balances, transaction commissions from merchants, cash withdrawal fees, annual membership fees from cardholders and other service based fees such as insurance fees and payment fees from its credit card business. As at December 31, 2014, the number of credit cards issued by Finansbank exceeded 4.5 million, representing 8.5% of the total Turkish credit card market, according to statistics published by the Interbank Card Center ("ICC") and the number of member merchants was approximately 198,378. Within the Turkish credit card market, Finansbank was the third largest Visa card issuer in terms of the number of cards issued, according to statistics published by the ICC. The number of CardFinans commercial credit cards in issue was approximately 489,182 as at December 31, 2014, representing 17% of the total Turkish commercial credit card market, according to statistics published by the ICC. The number of point of sales ("POS") terminals of CardFinans reached 241,556 as at December 31, 2014, representing 7.9% market share, according to statistics published by the ICC.

        Finansbank Group's total credit card loan portfolio was TRY 9.6 billion as at December 31, 2014 compared to TRY 12.1 billion as at December 31, 2013. Finansbank Group's fees and commissions from credit card operations amounted to TRY 488 million for the period ended December 31, 2014, compared to TRY 386 million for the period ended December 31, 2013.

Payment Services

        Finansbank offers payment services to its corporate, commercial and retail clientele such as payment of invoices, suppliers, utility bills, social security, taxes, foreign exchange transactions, funds transfer as well as cash payments for particular clients.

Private Banking

        Private banking helps customers build and preserve their financial wealth through tailored investment strategies and offers its customers time deposits, mutual funds, emerging market bonds, domestic and international equities, government bonds, corporate bonds, currency exchange, forward contracts, futures, options and structured products. The private banking sub-segment supports all of the Group's business lines (retail, corporate and commercial) and cooperates with Finans Portfolio Asset Management and FinansInvest to execute and advise clients' transactions.

SME Banking

        Finansbank's SME banking activities consist primarily of revolving credit lines, installment loans, overdrafts, business housing loans and demand deposits. The goal of the SME Banking Department is to achieve sustainable and profitable growth by determining customer needs and providing quick and tailor made solutions. Finansbank's SME banking operations are divided into a medium enterprises department and a small business department.

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

Project and Structured Finance Group

        Finansbank's Project and Structured Finance Group has taken an active role mainly as lead arranger in financing many projects, including privatizations, acquisitions and infrastructure projects, which have contributed to the growth of the Turkish economy. The Project and Structured Finance Group prepares loan proposals and project evaluation reports including cash flow projections and manages the Credit Committee approval process. Once loans are approved, legal documentation and disbursement phases as well as the bank to bank relations are managed by the Project and Structured Finance Group. Throughout the maturity of all loans under its responsibility, the Project and Structured Finance Group performs the initial evaluation of all waiver/amendment requests before passing them along to the Credits Department should any formal approval be required.

Cash Management and Trade Finance

        In addition to providing credit facilities, the Group provides cash management services to its corporate, commercial, and retail customers. Cash management services include direct debiting for payment of invoices, supplier finance systems, utility bills, social security, tax payments, cash in transit services and providing foreign exchange transfers and remittance services as well as cash management solutions tailored for individual customers. The Group's trade financing activities consist of pre-export financing, import financing, issuing, confirming and discounting export and import letters of credit and letters of guarantee, and availing and discounting export and import drafts and promissory notes.

International

        The Bank's international operations (other than those in Turkey) include the Bank's branches in Egypt and Cyprus, as well as banking subsidiaries in eight countries. UBB in Bulgaria, Banca Romaneasca in Romania, Stopanska Banka in FYROM, Vojvodjanska in Serbia, NBG Cyprus in Cyprus, NBG Malta Ltd ("NBG Malta") in Malta, NBG Albania in Albania and SABA in South Africa, along with other subsidiaries, primarily in the leasing sector. Our international operations contributed EUR 319 million or 11.3% of net interest income before provisions for loan losses of the Group and accounted for EUR 9.2 billion or 8.5% of the Group's total assets as at and for the year ended December 31, 2014. Total loans were EUR 7.2 billion at December 31, 2014, a decrease of 2.3% from EUR 7.4 billion at December 31, 2013, whereas deposits (excluding interbank deposits) increased to EUR 6.7 billion at December 31, 2014, in comparison to EUR 6.5 billion at December 31, 2013.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2014, the Bank had 19 foreign branches in three countries, including one in the United Kingdom, one in Cyprus and 17 in Egypt. At December 31, 2014, net loans of the Bank's Cyprus and Egypt operations were EUR 253 million and EUR 100 million, respectively. The table below provides selected financial information of the Bank's foreign branches (excluding the United Kingdom branch) as at and for the year ended December 31, 2014:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	504	563
Net Loans	322	359
Total Deposits	286	320
Net Income	3	3

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and other international operations.

UBB

        UBB is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. The entity was acquired in 2000 and as at December 31, 2014 the Bank held a 99.91% interest in UBB. At December 31, 2014, UBB's distribution network included 199 units: 125 "Type 1" (retail business), 27 "Type 2" (retail and micro business), 17 "Type 3" (retail, micro and SME business), 9 "Type 4" (SME business) and 30 offices and operated over 744 ATMs and over 10 thousand POS terminals in Bulgaria.

        During 2014, the Group has initiated proceedings for the disposal of its shareholding in UBB AIG. UBB owns 30.00% of the entity's share capital. The process is expected to be completed in 2015.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	3,345	3,734
Net Loans	2,086	2,328
Total Deposits	2,642	2,949
Net Income	40	45

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

Banca Romaneasca

        Banca Romaneasca is a commercial bank with headquarters in Bucharest providing a range of retail, SME and corporate banking services in Romania through its head office and through 115 banking units in Bucharest and other cities in Romania as at the end of 2014. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2014 held 99.28% of its share capital.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,896	2,117
Net Loans	1,381	1,542
Total Deposits	1,641	1,832
Net Loss	(16)	(18)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje that provides a wide range of retail and corporate banking services. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2014, held a 94.64% stake, while the remaining 5.36%, is held by minority shareholders.

        Stopanska Banka operates one of the largest branch networks in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2014, Stopanska Banka had 65 branches, and continues to strive to maintain its leadership position in e-banking within FYROM, including by promoting internet and mobile banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue to improve its loan portfolio by targeting high quality customers in the SMEs and large companies segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,370	1,529
Net Loans	855	954
Total Deposits	1,080	1,206
Net Income	31	34

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1 = EUR 0.8959 as at April 30, 2015.

Vojvodjanska

        In December 2006, the Bank acquired a 99.40% stake in Vojvodjanska and in October 2007 it became the sole shareholder. As at December 31, 2014, Vojvodjanska's 109 branches serve over 1.3 million private accounts and around 100 thousand company accounts.

        Selected financial information with respect to Vojvodjanska as at December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,102	1,230
Net Loans	619	690
Total Deposits	894	998
Net Income	2	3

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had 13 branches, one satellite branch and one foreign exchange bureau as at December 31, 2014. Since 2011, NBG Cyprus operates, also, a representative office in Moscow. The bank provides a wide range of commercial and retail banking services, focusing on corporate lending and international business.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,686	1,882
Net Loans	1,268	1,415
Total Deposits	1,548	1,728
Net Loss	(15)	(17)

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

NBG Malta

        Finansbank (Malta) Ltd was established on June 30, 2005. Subsequent to its disposal from Finansbank to NBG (Malta) Holdings Ltd in 2009, Finansbank (Malta) Ltd was renamed to NBG Bank Malta Ltd effective on March 18, 2010.

        NBG Malta has attracted significant business volumes from Turkish corporates and provides a full range of financial products and services to meet the constantly changing needs of corporate customers and private individuals. In 2013, the Bank acquired a portfolio of loans to Romanian companies and also granted loans to intragroup leasing companies in Romania, Serbia and Bulgaria.

        Selected financial information with respect to NBG Malta as at December 31, 2014 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,162	1,297
Net Loans	403	450
Total Deposits	886	989
Net Loss	(3)	(3)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

NBG Albania

        NBG Albania, headquartered in Tirana, as at December 31, 2014, operates through a network of 27 branches and provides a wide range of commercial and retail banking services. NBG Albania has expanded beyond its original activity of lending primarily to certain of the Bank's established Greek corporate clients operating in Albania and gradually started lending to local corporate clients with significant liquid assets as well as individuals, mainly focusing in the secured product of housing loans.

        Selected financial information with respect to NBG Albania as at and for the year ended December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	314	350
Net Loans	164	183
Total Deposits	241	269
Net Income	1	1

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

SABA

        SABA, which the Bank founded in 1947, has seven business suites, primarily in urban centers, across South Africa. It offers traditional commercial and business banking services, as well as non-traditional sponsored or alliance banking services in the South African market. In December 2014, the entity proceeded with a share capital increase of ZAR 86 million.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2014, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	165	184
Net Loans	129	144
Total Deposits	141	157
Net Loss	(3)	(3)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at April 30, 2015.

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

        EH operates through a network of 13 branches, 158 sales bureaus, 2,204 tied agents and 1,461 independent insurance brokers, in addition to selling bancassurance products through the Bank's network and also by direct selling.

        Income from Insurance operations decreased to EUR 521 million in 2014, from EUR 528 million in 2013. In particular EH's property and casualty insurance businesses gross written premiums decreased to EUR 256 million for the year ended December 31, 2014, compared to EUR 278 million in 2013 while life insurance gross written premiums increased to EUR 264 million for the year ended December 31, 2014 compared to EUR 248 million in 2013.

        Bancassurance premiums for life and property & casualty insurance amounted to EUR 235 million and EUR 43 million, respectively, in 2014 compared to EUR 106 million and EUR 42 million, respectively for 2013. The launch of the new "Ethniki Efapax" product resulted in significant increased premiums however is classified as an investment product. Sales of this product amounted to EUR 192 million compared to EUR 64 million, bringing total sales of bancassurance life products to EUR 235 million. For more information on our bancassurance business, see "—Bancassurance" below.

        EH operates two subsidiaries in Cyprus in collaboration with NBG Cyprus which are active in both life and non-life insurance. EH also operates in Romania, where it holds a 94.96% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers insurance products through the network of two banks: Piraeus Bank Romania and Banca Romana de Credite si Investitii ("BRCI").

        In Bulgaria, EH operates jointly with UBB and American Life Insurance Company, Inc.: UBB-ALICO Life Insurance Company Co. (life insurance) and jointly with UBB and AIG Central Europe & CIS Insurance Holding Corporation: UBB AIG Insurance Company A.D. (non-life insurance). These companies promote bancassurance products in the Bulgarian market. Additionally, in partnership with UBB, EH operates UBB Insurance Broker AD, holding 20.00% of the share capital.

        According to the EH Board of Directors' resolution on June 13, 2014, EH will proceed, in conjunction with UBB and AIG Central Europe and CIS Insurance Holding Corporation, with the disposal of UBB AIG Insurance Company AD. The disposal is expected to be completed within 2015.

        National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the maritime and aviation insurance markets.

Bancassurance

        We offer the following bancassurance products through our insurance brokerage subsidiary NBG Bancassurance S.A. ("NBGB") and the Bank's extensive network in Greece.

  •
  Investment savings and retirement insurance products including single payment unit-linked investment insurance products and monthly payment traditional products.

  •
  Health insurance which provide a wide range of insurance coverage for medical services, i.e. diagnostic tests, hospital and surgical indemnity.

  •
  Motor insurance is offered in three predefined insurance packages (Classic Plus, Extra Plus and Premium Plus), which include insurance coverage for third-party liability coverage for vehicle damages and body injuries, uninsured motorists coverage, theft coverage, fire coverage, collision coverage etc.

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

  –
  Payment protection insurance for consumer loan customers. Under this policy, a predefined amount that corresponds to their monthly loan payment is paid in the event of temporary disability or involuntary unemployment of the borrower and/or guarantor.

Other

Real Estate Management

        We engage in real estate management activities, including warehousing and third-party property management. As at December 31, 2014, the Bank owned 1,722 real estate units, 1,161 of which were buildings and 448 were lands that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 113 units were acquired to host and to support its own business purposes. As at December 31, 2014, the carrying value of the 1,609 units that were acquired through foreclosure was EUR 77 million (2013: EUR 86 million). We report these items in other assets, under the line "Assets acquired through foreclosure proceedings" and is currently explores opportunities for sales of those properties.

        We have established guidelines and procedures relating to the disposal of properties, including properties acquired through foreclosure, in order to support the reliability, transparency and accountability in transactions and the completion of the process on a timely basis. The ability to dispose of properties acquired through foreclosure has been affected by the recent adverse economic conditions in Greece, as the demand for properties has stalled, resulting in a significant decrease in sales of foreclosed properties. Furthermore, the limited liquidity from the Greek banks, limited credits for mortgage loans and the increasing uncertainty further weakened the demand for properties.

        NBG Pangaea REIC, NBG's real estate investment company, owned 314 commercial properties with a net book value of EUR 736 million as at December 31, 2014. The fair value of the properties was EUR 1,410 million at December 31, 2014. The properties have a total leasable area of 47 thousand sq.m. and are mainly located in prime areas throughout Greece. The NBG Pangaea Group also owned as at December 31, 2014 three properties in Italy and two properties in Romania.

        In 2014, NBG Pangaea REIC proceeded with the implementation of its investment plan of total investments in real estate of EUR 359 million.

        In addition NBG Pangaea REIC proceeded in 2014 with the signing of binding agreements for the acquisition of real estate investments amounting to EUR 264 million.

        On February 10, 2014 JERMYN STREET REAL ESTATE FUND IV L.P. ("JERMYN") was nominated as Preferred Investor with regards to the international open competitive process in relation to the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the "Process") (see NOTE 17 "Long-lived assets held for sale and liabilities directly associated with long-lived assets held for sale" to the U.S. GAAP Financial Statements included in this Annual Report).

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

Exposure to European countries with significant economic and fiscal strains

        The tables below present the Group's exposure at December 31, 2014 to European countries (other than Greece) that are receiving financial support from the European Union and/or the IMF, or have initiated severe austerity measures in an attempt to improve their fiscal budgets. These are: Albania, Bosnia, Cyprus, Poland, Romania, and Ukraine).

	Sovereign	Financial Institutions				Corporate Institutions				Retail
Country	Bonds	Money market placements	Bonds	Letters of credit	Letters of guarantee	Bonds	Loans	Letters of credit	Letters of guarantee	Loans	Total exposure
	(EUR in millions)
Cyprus	130	38	5	2	1	—	577	99	15	102	969
Romania	242	—	—	2	5	2	321	—	—	—	572
Albania	46	2	—	—	—	—	—	—	15	—	63
Bosnia	—	—	—	1	—	—	—	—	—	—	1
Poland	—	—	—	—	—	2	—	—	—	—	—

	418	40	5	5	6	4	898	99	30	102	1,605

        Letters of credit and Letters of guarantee represent unfunded exposure and are summarized in the table below as at December 31, 2014:

Amounts in Euro millions

Country	Unfunded exposure
Cyprus	117
Romania	7
Albania	15
Bosnia	1

140

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2014:

		December 31, 2014
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in millions)	(USD in millions)(2)
1.	Planet S.A.	Greece	36.99%	2	2
2.	Eviop Tempo S.A.	Greece	21.21%	2	2
3.	Social Securities Funds Management S.A.	Greece	20.00%	1	1
4.	Teiresias S.A.	Greece	39.93%	—	—
5.	Hellenic Spining Mills of Pella S.A.	Greece	20.89%	—	—
6.	Pyrrichos Real Estate S.A.	Greece	21.83%	—	—
7.	Larco S.A.	Greece	33.36%	—	—
8.	SATO S.A.	Greece	23.74%	4	4
9.	Olganos S.A.	Greece	33.60%	—	—
10.	UBB ALICO Life Insurance Company AD	Bulgaria	59.97%	6	7
11.	UBB AIG Insurance Company AD	Bulgaria	59.97%	2	2
12.	Drujestvo za Kasova Deinost A.D.	Bulgaria	19.98%	1	1
13.	Bantas A.S.	Turkey	33.27%	2	2
14.	Cigna Finans Pension	Turkey	48.91%	78	87
15.	NBG Funding Ltd.	U.K.	100.00%	18	20

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2014, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8959 as at Apr 30, 2015.

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

        On June 13, 2014, the Board of Directors of EH and UBB decided to proceed, jointly with AIG Central Europe & CIS Insurance Holding Corporation, with the disposal of UBB-AIG Insurance Company AD. The disposal is expected to be completed within the last quarter of 2015.

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

The Banking Services Sector in Greece

        As at December 2014, the date of the most recent available information from the Bank of Greece, there were 40 banks in Greece: 9 Greek commercial banks, 10 cooperative banks and 21 foreign banks (including branches of Citibank, HSBC Bank and RBS), as well as one specialized credit institution (source: Bank of Greece site, Statistics, List of MFIs).

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

        As at the date hereof, there are five banks in which the Hellenic Republic (also through public funds) and the HFSF participate under the Hellenic Republic Support Plan and the recapitalization framework of Greek Law 3864/2010, respectively: Attica Bank SA, Eurobank Ergasias S.A., National Bank of Greece S.A., Piraeus Bank S.A. and Alpha Bank A.E. The Greek banking sector experienced consolidation in 2012 and 2013. In July 2012, Piraeus Bank absorbed the healthy part of ATE Bank, which was controlled by the Hellenic Republic following its resolution (source: Piraeus Bank press release on July 27, 2012). In 2013, Alpha Bank acquired Emporiki Bank from Crédit Agricole (source: Alpha Bank press release on October 17, 2012), and in December 2012, Piraeus Bank acquired a 99.08% stake in General Bank from Société Générale (source: Piraeus Bank press releases on December 14, 2012 and March 1, 2013). In March 2013, Piraeus Bank also acquired all of the Greek deposits, loans and branches of Bank of Cyprus, Cyprus Popular Bank ("CPB") and Hellenic Bank, including loans and deposits of their Greek subsidiaries (leasing, factoring and the Investment Bank of Greece) (source: Piraeus Bank press release on March 26, 2013). In April 2013, Piraeus Bank fully acquired Millennium Bank (Source: Piraeus Bank press release on April 22, 2013) and Banco Comercial Portugues participated in the share capital increase of Piraeus Bank. In May 2014, Piraeus Bank absorbed its subsidiary Geniki Bank SA (Source: Piraeus Bank press release on May 30, 2014). In July 2013, Eurobank acquired 100% of new Hellenic Postbank and 100% of New Proton Bank (Source: Eurobank press release dated July 15, 2013). Lastly, in July 2013, NBG acquired the healthy parts of First Business Bank and Probank. In December 2013, Alpha Bank undertook the deposits of three cooperative banks, namely, cooperative banks of Western Macedonia, Dodecanese and Evia (Source: Alpha press release dated December 8, 2013).

Foreign Banks

        In December 2014, according to data published by the Bank of Greece, there were 21 foreign owned or incorporated banks that were established in the Greek banking market (including branches of Citibank, HSBC Bank and RBS). In March 2013 Piraeus Bank signed an agreement to acquire the operations of the three Cypriot banks in Greece, further reducing the number of foreign banks in the country. The majority of foreign banks operating in Greece have little presence in retail banking services.

Specialized Credit Institutions

        The Consignment Deposits and Loans Fund, an autonomous financial institution organized as a public law legal entity under the supervision of the Ministry of Finance, is the only remaining specialized bank in Greece. Its activities include the acceptance of consignments in cash or in kind, the granting of housing loans to qualifying borrowers, primarily civil servants, and the support of regional development

Non-Banking Institutions

        Since April 2002, Greek law allows non-banking institutions that are licensed by the Bank of Greece to extend consumer credit or loan facilities. These institutions are in direct competition with universal banks in the consumer credit sector.

Regulation and Supervision of Banks in Greece

        The Group is subject to financial services laws, regulations, administrative acts and codes in each of the jurisdictions in which it operates.

        In principle, the Group is subject to the regulatory framework of the SSM as well as various EU and Greek laws and regulations and oversight by the ECB (which also administers the monetary policy of the Eurozone) and the Bank of Greece (the Greek central bank).

  ECB Single Supervisory Mechanism

        Regulation 1024/2013 established the SSM for Eurozone banks and other credit institutions. In connection therewith, the ECB has been granted certain supervisory powers as from November 4, 2014, which include:

  •
  the authority to grant and revoke authorizations regarding credit institutions, subject to the process described in article 14 of Regulation 1024/2013 which provides for the close cooperation of the ECB and the Bank of Greece in making the relevant decision;

  •
  with respect to credit institutions established in a participating EU Member State establishing a branch or providing cross border services in EU Member States that are not part of the Eurozone, to carry out the tasks of the competent authority of the home Member State;

  •
  to assess notifications regarding the acquisition and disposal of qualifying holdings in credit institutions, subject to the process described in article 15 of Regulation 1024/2013 which provides for the close cooperation of the ECB and the Bank of Greece in making the relevant decision;

  •
  to ensure compliance with respect to provisions regarding requirements on own funds securitization, large exposure limits, liquidity, leverage, as well as on the reporting and public disclosure of information on those matters;

  •
  to ensure compliance with respect to corporate governance, including fit and proper requirements for the persons responsible for the management of credit institutions, risk management processes, internal control mechanisms, remuneration policies and practices and effective internal capital adequacy assessment processes (including internal ratings based models);

  •
  to carry out supervisory reviews, including, where appropriate and in coordination with the EBA, stress tests and supervisory reviews which may lead to the imposition of specific additional own funds requirements, specific publication requirements, specific liquidity requirements and other measures;

  •
  to supervise credit institutions on a consolidated group basis, extending supervision over parent entities established in one of the EU Member States; and

  •
  to carry out supervisory tasks in relation to recovery plans, provide early intervention where a credit institution or group does not meet or is likely to breach the applicable prudential requirements and, only in the cases explicitly permitted under law, implement structural changes to prevent financial stress or failure, excluding any resolution powers.

        As such, in Greece, the ECB cooperates with the Bank of Greece. The ECB will directly supervise 123 significant banking groups (including the NBG Group), which represent approximately 82% (by assets) of the euro area banking sector. For all other 3,500 banks the ECB will also set and monitor the supervisory standards and work closely with the national competent authorities in the supervision of these banks.

        The SSM framework Regulation 468/2014 (ECB/2014/17) sets out the practical arrangements for the SSM, while Regulation 1163/2014 lays down the methodology and procedure regarding the annual supervisory fees which shall be born by the supervised credit institutions.

        The ECB exercises its supervisory responsibilities in cooperation with the national central banks in the various Member States whose currency is the euro or a Member State whose currency is not the euro which has established a close cooperation agreement with the ECB in line with the provisions of Decision ECB/2014/510. The ECB is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system, based on the distribution of responsibilities between the ECB and National Competent Authorities ("NCAs"). To ensure efficient supervision, credit institutions are categorized as "significant" or "less significant": the ECB directly supervises significant banks, whereas the NCAs are in charge of supervising less significant banks. The day-to-day supervision is conducted by Joint Supervisory Teams (JSTs), which comprise staff from both NCAs and the ECB. The NCAs continue to conduct the direct supervision of less significant institutions, around 3,500 entities, subject to the oversight of the ECB. The ECB can also take on the direct supervision of less significant institutions if this is necessary to ensure the consistent application of high supervisory standards (source: ECB—Guide to banking supervision November 2014). Finally, under the SSM, the ECB also has the right to impose pecuniary sanctions and set binding regulatory standards.

        A supervised entity or a supervised group shall be classified as significant if: (a) it has assets exceeding EUR 30 billion; (b) it has a ratio of total assets over the GDP of the participating Member State of establishment exceeding 20%, unless the total value of its assets is below EUR 5 billion; or (c) in respect of which, following a notification by the relevant NCA that it considers such institution of significant relevance with regard to the domestic economy, the ECB has taken a decision confirming such significance following a comprehensive assessment. Notwithstanding these criteria, the ECB shall consider significant Eurozone banks which have requested or received public financial assistance directly from the European Financial Stability Facility or the European Stability Mechanism or are one of the three most significant banks in a Eurozone or participating Member State. The ECB will have the right to impose pecuniary sanctions and set binding regulatory standards. Notably, the entity is subject to continuous evaluation of its capital adequacy by the SSM and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios.

        Before ECB assumed its supervisory responsibilities, an EU-wide Comprehensive Assessment was conducted, including an AQR and Stress Test with December 31, 2013 as the reference date. The assessment was carried out by the ECB in collaboration with the NCAs of the Member States that participate in the SSM and was supported by independent third parties at all levels at the ECB and NCAs. The ECB published the results of the comprehensive assessment on October 26, 2014 (see Item 4.A, "History and Development of the Company—EU-wide Comprehensive Assessment"). The Adverse Dynamic Balance Sheet stress test, which is based on NBG's approved Restructuring Plan, resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion.

        As regards the monitoring of financial institutions, the national regulatory authorities will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks, besides supporting the ECB in day-to-day supervision. The ECB, on the other hand, will be exclusively responsible for prudential supervision, which includes, among others, the power to: (i) authorize and withdraw authorization from all "banks of systemic importance" in the Eurozone; (ii) assess acquisition and disposal of holdings in other banks; (iii) ensure compliance with all prudential requirements laid down in general EU banking rules; (iv) set, where necessary, higher prudential requirements for certain banks to protect financial stability under the conditions provided by EU law; (v) impose robust corporate governance practices and internal capital adequacy assessment controls; and (vi) intervene at the early stages when risks to the viability of a bank exist, in coordination with the relevant resolution authorities.

        In order to foster consistency and efficiency of supervisory practices across the Eurozone, the EBA is continuing to develop the EBA Rulebook, a single supervisory set of rules applicable to EU Member States.

        The CRD IV contains specific mandates for the EBA to develop draft regulatory or implementing technical standards as well as guidelines and reports, in order to enhance regulatory harmonization in Europe through the Single Rule Book. A series of Regulations concerning regulatory or implementing technical standards have already been published.

Capital Requirements/Supervision

        In December 2010, the Basel Committee issued two prudential framework documents ("Basel III: A global regulatory framework for more resilient credit institutions and banking systems", December 2010 and "Basel III: International framework for liquidity risk measurement, standards and monitoring", December 2010) which contain the Basel III capital and liquidity reform package ("Basel III"). The Basel III documents were revised in June 2011. The Basel III framework has been implemented in the EU through new banking regulations adopted on June 26, 2013: Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the "CRD IV Directive"), which has been transposed into Greek law by Greek Law 4261/2014, and Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms (the "CRD IV Regulation" and together with the CRD IV Directive, "CRD IV"). Implementation began on January 1, 2014, with particular elements being phased in over a period of time (the requirements will be largely fully effective by 2019 and some minor transitional provisions provide for the phase-in until 2024) but it is possible that in practice implementation under national laws may be delayed until after such date.

        Some major points of the new framework include:

  •
  Quality and Quantity of Capital.  CRD IV revised the definition of regulatory capital and its components at each level. It also proposed a minimum Common Equity Tier 1 (CET1) Ratio of 4.5% and Tier I Ratio of 6.0%, and introduced a requirement for non-Core Tier I and Tier II capital instruments to have a mechanism to be written off on the occurrence of a bail-in of the institution, which would apply to internationally active credit institutions;

  •
  Capital Buffer Requirements.  On top of the minimum CET I Ratio of 4.5% credit institutions will have to hold additional CET1 capital buffers:

  •
  A "Conservation Buffer" of 2.5% that will be applied gradually between 2016 and 2019 with an annual step up of 0.625%. This means that by the end of 2019 minimum CET1 Ratio will be 7%. In case of non compliance the regulator will impose constraints on dividends distribution and executive bonuses inversely proportional to the level of the actual CET1 ratio.

  •
  A "Countercyclical Buffer" ranging between 0% and 2.5% depending on macroeconomic factors. This buffer will also be applied gradually from 2016 to 2019 having a range of 0%-0.625% for 2016, 0%-1.25% for 2017, 0%-1.875% for 2018 and 0%-2.5% for 2019.

  •
  A "Systemic Risk Buffer" of at least 1% constituted by CET1 elements is at the discretion of national authorities of EU member States to be applied to institutions at consolidated or solo level, or even at the level of exposures in certain countries at which a banking group operates.

  •
  Additional buffers are applied to Systemically Important Institutions (SIIs). For Globally SIIs (G-SIIs) the additional buffer ranges between 1% and 3.5% to be phased in from January 1, 2016 (becoming fully effective January 1, 2019), whereas for Other SIIs (O-SIIs) it could reach 2%.

  •
  Deductions from Common Equity Tier I.  CRD IV revises the definition of items that should be deducted from regulatory capital. In addition, most of the items that are now required to be deducted from regulatory capital will be deducted in whole from the CET1 component;

  •
  A Grandfathering Period for Existing Non-Common Equity Tier I and Tier II.  Capital instruments that no longer qualify as non-common equity Tier I capital or Tier II capital will be phased out over a period beginning January 1, 2014 and ending December 31, 2021. The regulatory recognition of capital instruments qualifying as own funds until December 31, 2011 will be reduced by a specific percentage in subsequent years. Step-up instruments will be phased out at their effective maturity date (i.e., their call and step-up date) if the instruments do not meet the new criteria for inclusion in Tier I or Tier II. Existing public sector capital injections will be grandfathered until December 31, 2017;

  •
  No Grandfathering for Instruments issued after January 1, 2012.  Only those instruments issued before December 31, 2011 will likely qualify for the transition arrangements discussed above;

  •
  Central Counterparties.  To address the systemic risk arising from the interconnectedness of credit institutions and other financial institutions through the derivatives markets, the new framework is supporting the efforts of the Committee on Payments and Settlement Systems (CPSS) and International Organization of Securities Commissions ("IOSCO") to establish strong standards for financial market infrastructures, including central counterparties ("CCPs"). A 2.0% risk-weight factor is introduced to certain trade exposures to qualifying CCPs (replacing the current 0% risk- weighting). The capitalization of credit institution exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as bilateral exposures and will not receive the preferential capital treatment referred to above). As mentioned above, a credit institution's collateral and mark-to-market exposures to CCPs meeting these enhanced principles will be subject to 2.0% risk-weight, and default fund exposures to CCPs will be capitalized based on a risk sensitive waterfall approach;

  •
  Counterparty Credit Risk.  CRD IV is raising counterparty credit risk management standards in a number of areas, including for the treatment of so-called wrong-way risk, i.e., cases where the exposure increases when the credit quality of the counterparty deteriorates. For example, the proposal includes a capital charge for potential mark-to-market losses (i.e. CVA risk) associated with a deterioration in the creditworthiness of a counterparty and the calculation of Expected Positive Exposure by taking into account stressed parameters;

  •
  Leverage Ratio.  CRD IV introduced an unweighted Tier I leverage ratio that will apply for all credit institutions as part of the Pillar II framework from January 1, 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments); and

  •
  Liquidity Requirements.  From January 1, 2015, CRD IV progressively introduced a liquidity coverage ratio (which is an amount of unencumbered, high quality liquid assets that must be held by a credit institution to offset estimated net cash outflows over a 30 day stress scenario, and will be phased in gradually, starting at 60% in 2015, and expected to be 100% in 2018) and a net stable funding ratio (which is the amount of longer-term, stable funding that must be held by a credit institution over a one year timeframe based on liquidity risk factors assigned to assets and off-balance sheet liquidity exposures, and which is being developed with the aim of introducing it from January 1, 2018), allowing in both cases for Member States to maintain or introduce national provisions until binding minimum standards are introduced by the European Commission.

        The CRD IV Regulation is legally binding and directly applicable in all EU Member States. The EBA produces a number of Binding Technical Standards, Guidelines and reports for its implementation. The full implementation of CRD IV and its transposition into Greek law is expected to lead to an increase in our capital requirements and capital costs.

        Together with Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 (see below "—Bank Recovery and Resolution Directive") CRD IV forms the common financial regulatory framework in the EU, also known as 'the Single Rulebook'.

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

Solvency II

        The Solvency II project aims to review the prudential regime for insurance and reinsurance undertakings in the EU. As a first step, the directive on the undertaking and pursuit of the business of Insurance and Reinsurance "Solvency II" (Directive 2009/138/EC) of November 25, 2009, is a fundamental review of the capital adequacy regime for the European insurance sector business. In December 2013, the Council of the EU adopted Directive 2013/58 scheduling the application date of the Solvency II Directive for January 1, 2016.

Bank Recovery and Resolution Directive

        Directive 2014/59/EU provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the "Bank Recovery and Resolution Directive" or "BRRD"). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly in an unsound or failing institution with the objectives to ensure the continuity of the institution's critical functions, to avoid a significant adverse effect on the financial system, in particular by preventing contagion, including to market infrastructures, and by maintaining market discipline, to protect public funds by minimizing reliance on extraordinary public financial support, to protect depositors and investors and to protect client funds and client assets.

        The BRRD provides that it will be applied by Member States from January 1, 2015, except for the general bail-in tool (discussed below) which will be applied from January 1, 2016. BRRD has not yet been transposed into Greek law.

        The BRRD contains four resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that: (a) an institution is failing or likely to fail, (b) there is no reasonable prospect that any alternative private sector measures would prevent the failure of such institution within a reasonable timeframe, and (c) a resolution action is in the public interest. The resolution tools are the following: (a) sale of business, which enables resolution authorities to direct the sale of the firm or the whole or part of its business on commercial terms; (b) bridge institution, which enables resolution authorities to transfer all or part of the business of the firm to a "bridge institution" (an entity created for this purpose that is wholly or partially in public control); (c) asset separation, which enables resolution authorities to transfer impaired or problem assets rights or liabilities of an institution under resolution or a bridge institution to one or more wholly or partially publicly owned asset management vehicles to allow them to be managed with a view to maximizing their value through eventual sale or orderly wind-down (the asset separation tool may only be used together with another resolution tool); and (d) bail in, which gives resolution authorities the power to write down certain claims of unsecured creditors of a failing institution and to convert certain unsecured debt claims to equity (the general bail-in tool), which equity could also be subject to any future application of the write-down. The bail-in tool may be applied to all liabilities of an institution or entity that are not excluded from the scope of that tool pursuant to Article 44 of the BRRD.

        The BRRD requires institutions to maintain at all times a sufficient aggregate amount of own funds and "eligible liabilities", expressed as a percentage of the total liabilities and own funds of the institution (known as the minimum requirement for own funds and eligible liabilities or MREL).

"Eligible liabilities" refers to liabilities and capital instruments that do not qualify as Common Equity Tier 1, Additional Tier 1 or Tier 2 instruments and that are within the scope of the BRRD's bail-in tool. The resolution authority in relation to an institution, after consultation with the relevant competent authority, is responsible for determining the MREL for that institution on the basis of certain criteria to be specified by the EBA, and can require a particular institution to meet its MREL wholly or partially with own funds or with certain types of liabilities.

        The BRRD also provides for a Member State as a last resort, after having assessed and exploited the above resolution tools to the maximum extent possible whilst maintaining financial stability, to be able to provide extraordinary public financial support through additional financial stabilization tools. These consist of the public equity support and temporary public ownership tools. Any such extraordinary financial support must be provided in accordance with the EU state aid framework.

        An institution will be considered as failing or likely to fail when: it is, or is likely in the near future to be, in breach of its requirements for continuing authorization; its assets are, or are likely in the near future to be, less than its liabilities; it is, or is likely in the near future to be, unable to pay its debts or other liabilities as they fall due; or it requires extraordinary public financial support (except in limited circumstances).

        In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). Any shares issued to holders of subordinated notes upon any such conversion into equity may also be subject to any application of the general bail-in tool.

        For the purposes of the application of any non-viability loss absorption measure, the point of non-viability under the BRRD is the point at which the relevant authority determines that the institution meets the conditions for resolution (but no resolution action has yet been taken) or that the institution will no longer be viable unless the relevant capital instruments are written-down or converted or extraordinary public support is to be provided and without such support the appropriate authority determines that the institution would no longer be viable. See also, Item 3.D, "Risk Factors—We may be subject to the provisions of the Recovery and Resolution Directive in the future".

        The powers set out in the BRRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. See Item 3.D, "Risk Factors- We may be subject to the provisions of the Recovery and Resolution Directive in the future".

The Greek Regulatory Framework

        Under the current regulatory framework, credit institutions operating in Greece are, among others, required to:

  •
  Observe the liquidity ratios prescribed by Regulation No. 575/2013/EC and relevant Acts of the Governor of the Bank of Greece, to the extent that (according to article 166 of Greek Law 4261/2014) such acts are not contrary to the provisions of Greek Law 4261/2014 or Regulation No. 575/2013/EC and until replaced by new regulatory acts issued under Greek Law 4261/2014.

  •
  Observe the own funds requirements and calculation rules provided for by Regulation No. 575/2013/EC and Decision no 114/1/4.8.2014 of the Credit and Insurance Committee Decisions as in force;

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

  •
  Submit to the Bank of Greece periodic reports and statements required under Bank of Greece Governor Act No. 2651/2012, as amended and currently applicable and other relevant Acts of the Governor of the Bank of Greece;

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

  •
  Impose fines (article 55A of the Articles of Association of the Bank of Greece, as amended by Bank of Greece Governor Act No. 2602/2008);

  •
  Where deemed appropriate, in accordance with Greek Law 4261/2014, implement certain resolution measures of Greek Law 4261/2014, as currently applicable, to ensure the financial stability of, and strengthen public confidence in, the Greek financial system.

    In particular, the Bank of Greece may: (a) instruct the commissioner appointed to the bank to proceed with a share capital increase within a specified period of time, where under preemption rights of existing shareholders will not apply; (b) compel the bank to transfer certain assets and liabilities to another bank or entity; (c) recommend that the Greek Minister of Finance establish a transitional bank on public grounds, to which all or part of the assets and liabilities of the bank will be transferred. The share capital of the transitional bank will be fully paid by the HFSF, and the transitional bank will be subject to the control of the HFSF (pursuant to the provisions of Greek Law 3864/2010, as currently applicable) and, if the HFSF ceases to exist, of the Hellenic Republic. The transitional bank may operate for a maximum period of two years, unless it is extended for two additional years by decision of the Minister of Finance, following a recommendation by the Bank of Greece.

  •
  Revoke, in cooperation with the ECB according to articles 4 and 14 of Regulation 1024/2013, the license of the bank and appoint a special liquidator to manage the bank. The Credit and Insurance Committee of the Bank of Greece, through its Decision No. 21/2/4.11.2011, as amended and currently applicable, has issued a regulation for the special liquidation of banks.

        The circumstances under which the Bank of Greece may implement the aforementioned resolution measures include, among others, the need to stabilize the bank in question or to prevent the risk of financial instability or the need to prevent the creation of systemic risk taking into account the circumstances that prevail to the banking and interbanking market.

        Following the implementation of any resolution measures, shareholders or creditors of the bank who believe that their financial position has deteriorated as a result of the resolution measures may request compensation from the Hellenic Republic, in an amount that would restore them to the financial position they would have been in if a special liquidation had taken place.

        Apart from the aforementioned resolution measures that may be imposed to a bank in Greece, there are also preventive measures that the ECB, based on the powers conferred to it by Regulation 1024/2013 or Bank of Greece may impose to a bank, such as

  •
  to impose any of the measures provided for under article 96 of Greek Law 4261/2014, as currently applicable, (for example, submission of a plan on the compliance of the bank with the regulatory requirements of the CRD IV Regulation, the imposition of restrictions on profits distribution or special liquidity requirements or higher own funds ratios than the ones provided in the CRD IV Regulation or extended reporting requirements than the ones already applicable, e.tc.);

  •
  to instruct the bank's board of directors to proceed to a share capital increase where the simple quorum and majority voting requirements would apply for both the approval of the share capital increase and any abolition of the pre-emption rights of the existing shareholders of the bank;

  •
  to appoint a commissioner to a bank for a period of up to 12 months. The 12-month period can be extended by up to six months. The commissioner will assess the bank's situation and take any necessary next steps, for example preparing the bank for any resolution measures or placing it into special liquidation.; or

  •
  to extend by up to 20 days the period established after the commissioner' s appointment for the bank to comply with some or all of its various obligations, if the bank's liquidity has been significantly reduced such that its own funds are insufficient to establish compliance during that initial period. The 20-day period may be further extended by 10 days by decision of the Bank of Greece.

        With respect, specifically, to the appointment of a commissioner, Greek Law 4261/2014 provides that such measure is imposed if the bank fails or refuses to increase its own funds, or impedes the Bank of Greece in its oversight role in any way; or the bank commits serious or repeated violations of Greek Law 4261/2014 or Bank of Greece decisions, or there are doubts with respect to the sound and prudent management of the bank, such that its solvency, the interests of depositors or the overall financial stability or public confidence in the Greek financial system are put at risk; or the bank has insufficient own funds or is unable to service its obligations (and particularly to secure depositors' and creditors' funds.

        The regulatory framework applicable to the Bank has been also affected by the establishment of the HFSF and the recapitalization framework (see Item 5, "Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis").

  Capital Requirements in Our Foreign Markets

        Banking regulations in Turkey are evolving in parallel to the global changes and international regulatory environment. Since June 2012, Turkish banks have been required to measure and report their capital adequacy in compliance with Basel II, as adopted in Turkey. Within the framework of Basel III, requirements regarding regulatory capital, liquidity, leverage and counterparty credit risk measurement are either required to be implemented or expected to be implemented gradually between 2014 and 2019. Although the impact on Finansbank's capital ratios from adopting Basel II was positive, requirements relating to the implementation of Basel III may have an adverse effect on Finansbank's capital ratios. In addition, Serbia fully adopted the Basel II framework as at January 1, 2012. Romania, Bulgaria, Cyprus and Malta in their capacity as EU members, have already adopted the CRD IV framework.

The Hellenic Republic's Bank Support Plan

        The Hellenic Republic Bank Support Plan, as currently applicable, is comprised of the following three pillars:

  •
  Pillar I: Up to EUR 5 billion in Capital Designed to Increase Tier I Ratios

          Under Pillar I, the capital takes the form of non-cumulative, non- transferable, non-voting redeemable preference shares with a 10% fixed return (in this section, the "preference shares"). Pursuant to article 1 of Greek Law 4093/2012, the above 10% fixed return is payable in any case, notwithstanding the provisions of Greek Company Law 2190/1920 as currently in force, save for article 44A of Greek Company Law 2190/1920, unless the payment of the relevant amount would result in the reduction of the CT1 capital of the credit institution falling below the prescribed minimum limit. The issuance price of these preference shares is the nominal value of the common shares of the last issuance of each bank.

          According to the initial provisions of Article 1 of Greek Law 3723/2008 the preference shares were to be redeemed by the Bank at the subscription price either within five years from their issuance or, at the election of the participating bank, earlier with the approval of the Bank of Greece. In accordance with article 1 of Greek Law 3723/2008 as supplemented by Ministerial Decision 54201/B2884/2008 and amended by Ministerial Decision 21861/1259B/2009 (Government Gazette Issue B 825/4.5.2009), the preference shares are to be redeemed at their original subscription price against delivery of Greek government bonds or cash of equal value. At the time the preference shares are redeemed for Greek government bonds, the nominal value of the bonds must be equal to the nominal value of the bonds initially issued for redeeming the preference shares. Moreover, the maturity of the bonds should be the redemption date of the preference shares or within a period of up to three months from this date. In addition, on the redemption date for the preference shares, the market price of the bonds should be equal to their nominal value. If this is not the case, then any difference between the market value and par value will be settled in cash between the Bank and the Hellenic Republic after liquidation. On the date of redemption, the fixed dividend return of 10% will also be paid to the Hellenic Republic, provided that there are distributable funds available and provided that such distribution would not cause the credit institution's own funds to fall below the minimum capital ratio required by the regulatory framework.

          On May 3, 2010, the Greek parliament passed Greek Law 3844/2010 (article 39), amending Greek Law 3723/2008 to render the preference shares of Greek banks held by the Hellenic Republic not mandatorily redeemable. However, if these preference shares are not redeemed within five years from their issuance and if the redemption has not been approved by the credit institution's shareholders, the Greek Minister of Finance will impose, pursuant to a recommendation by the Bank of Greece, a gradual cumulative increase of 200 basis points per year on the 10% fixed return provided for during the first five years from the issuance of the shares to the Hellenic Republic. Pursuant to article 1, paragraph 1, subparagraph 3 of Greek Law 3723/2008 as supplemented by Decision No. 54201/B2884/2008 (FEK B'2471/4.12.2008) of the Minister of Finance, as currently in force, on the share conversion terms, the banks may be required to convert these preference shares into ordinary shares or another class of shares if the redemption of these preference shares as described above is impossible, due to non-compliance with the capital adequacy ratio requirements set by the Bank of Greece. The conversion ratio will only be determined at the time of conversion on the basis of the average value of such shares during the last year of their trading and the full dilutive effect of any such conversion will therefore only be known at that time. In case of liquidation of the participating bank, the Hellenic Republic is preferentially ranked against all other shareholders.

  •
  Pillar II: Up to EUR 85 billion in Hellenic Republic Guarantees

          Up to EUR 85 billion in Hellenic Republic guarantees are available under Pillar II in accordance with article 19 of Greek Law 3965/2011 (amending articles 2 and 4 of Greek Law 3723/2008, which followed amendments that were substantiated by virtue of Greek Laws 3845/2010 and 3872/2010) and Ministerial Decision CGOP0000915EX2014. These guarantees are intended to guarantee new borrowings (excluding interbank deposits) made until December 31, 2014 (whether in the form of debt instruments or otherwise) with a maturity of three months to three years.

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

  •
  Pillar III: Up to EUR 8 billion in debt instruments

          Up to EUR 8 billion in debt instruments are available under Pillar III in accordance with Greek Law 3723/2008. Such debt instruments must have maturities of less than three years and be issued by the Public Debt Management Agency no later than December 31, 2014, to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece. These debt instruments bear no interest, are issued at their nominal value in denominations of EUR 1,000,000 and are listed on the ATHEX. They are issued by virtue of bilateral agreements executed between each participating bank and the Hellenic Republic. The debt instruments must be repaid at the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to the relevant credit institution. The participating banks may use the debt instruments received as collateral only for refinancing in connection with fixed facilities from the ECB or for interbank financing purposes. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms.

          Credit institutions who choose to participate in the Hellenic Republic Bank Support Plan using either the capital or guarantee facility, including the Bank, must accept a government-appointed member on their board of directors as a state representative, pursuant to the provisions of Greek Law 3723/2008. Such representative will be in addition to the existing members of the board of directors and will have veto power on strategic decisions or decisions resulting in a significant change in the legal or financial position of the Bank and for which shareholder approval is required. The same veto power applies to corporate decisions relating to the dividend policy and the compensation of the Chairman, the Chief Executive Officer and the other members of the board of directors, as well as to the General Directors and their deputies. However, the government-appointed representative may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the credit institution. Moreover, the government-appointed representative must have full access to the bank's books, data and reports on restructuring and viability, plans for medium-term funding needs of the Bank and data related to the level of financing of the Greek economy.

        During the period of the credit institution's participation in the plan, dividend payouts must be limited to up to 35% of distributable profits (at the parent company level), in accordance with article 1 par.3 of Greek Law 3723/2008. Additionally, article 19 of Greek Law 3965/2011, article 4 of Greek Law 4063/2012, article 78 of Greek Law 4144/2013 and article 168 of Greek Law 4261/2014, prescribed that payment of dividend should only be restricted to distribution of shares (referring to financial years ended 2010, 2011, 2012 and 2013) where these should not derive from repurchase of own shares. See Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distribution".

        Also, credit institutions cannot engage in buybacks of their shares to enhance liquidity during their period of participation in the plan, in accordance with Greek Law 3723/2008 as amended by article 28 of Greek Law 3756/2008. However, pursuant to article 4 of Greek Law 4079/2012, this prohibition does not apply to the repurchase of preference equity shares that have been issued as redeemable, if the buyback is intended to strengthen CT1 capital, as determined by the regulatory framework, in accordance with article 28 of Greek Law 3756/2009, as in force.

        To monitor the implementation of the Hellenic Republic Bank Support Plan, Greek Law 3723/2008 provides for the establishment of a supervisory council (the "Council"). The Council is chaired by the Minister of Finance. Members include the Governor of the Bank of Greece, the Deputy Minister of Finance, who is responsible for the Greek General Accounting Office, and the state—appointed representative at each of the participating credit institutions. The Council convenes on a monthly basis with a mandate to supervise the correct and effective implementation of the Hellenic Republic's Bank Support Plan and ensure that the resulting liquidity is used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the Hellenic Republic's Bank Support Plan will be subject to certain sanctions, while the liquidity support provided according to Law 3723/2008 to them may be revoked in whole or in part. It should be noted that the fact that Preference Shares of a credit institution are rendered to the Hellenic Republic according to Greek Law 3723/2008 does not mean that the credit institution belongs to the Greek public sector.

        The plan was revised by several Greek Laws and ministerial decisions, whereunder, among others, the Greek State Preference Shares were rendered not mandatorily redeemable, the return on the Greek State Preference Shares was increased, the prohibition on dividends payment was amended, the total amount that can be provided by the Hellenic Republic under Pillar II referred to above was increased, the veto power of the government appointed representative on the decisions of the Board of Directors was extended, the duration of the period for participation in the Hellenic Republic Bank Support Plan for Pillars II and III was extended until June 30, 2015, and increased the commission paid to the Hellenic Republic for Hellenic Republic guarantees provided for under Pillar II from July 1, 2010 onwards.

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

        The purpose of the HFSF, according to Greek Law 3864/2010, is to maintain the stability of the Greek banking system for the sake of the public interest. The HFSF operates in compliance with the commitments of the Hellenic Republic provided for in Greek Law 4046/2012. In pursuing its objective, the HFSF: (a) provides capital support to credit institutions and to transitional credit institutions established under article 142 of Greek Law 4261/2014; (b) monitors and assesses whether credit institutions to which the HFSF provides capital support comply with their restructuring plans, while safeguarding the credit institutions' business autonomy; (c) exercises its shareholding rights derived from its participation in the credit institutions; (d) disposes of, in whole or in part, financial instruments issued by the credit institutions in which it participates; and (e) exercises its rights with respect to the transitional credit institutions established under article 142 of Greek Law 4261/2014. The liquidity support provided under the Hellenic Republic Bank Support Plan or under the operating framework of the ECB and the Bank of Greece does not fall under the scope of the HFSF.

        The initial duration of the HFSF has been set for seven years, until June 30, 2017, with the possibility of: (a) a one-year extension in case there are still outstanding warrants at June 30, 2017; and (b) a two-year extension following a decision by the Minister of Finance, if deemed necessary or for the achievement of the HFSF's objectives.

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

        Organizational issues:    Following the amendment of Greek Law 3864/2010 by Greek Law 4254/2014, the administrative structure of the HFSF was amended such that there are two HFSF administrative bodies with decision making powers: the nine-member General Council (of which one member is a representative of the Bank of Greece and one is a representative of the Ministry of Finance); and the three-member Executive Committee (of which one member is appointed by the Bank of Greece). One appointee of the ECB and one appointee of the EC each have the right to participate in the meetings of the General Council and the Executive Committee as an observer. Except for the appointee of the Ministry of Finance and the appointee of the Bank of Greece, the appointment of the other members sitting on the General Council and the Executive Committee requires the consent of the meeting of all finance ministers of the Eurozone (the "Eurogroup").

        The Governor, the Deputy Governor, the members of the collective bodies, the directors, as well as any individuals serving as representatives of to the Bank of Greece, may not become members of the Executive Committee. Until the appointment of the two additional members of the General Council as provided for under the amendment of Greek Law 3864/2010, the HFSF will be managed by the existing seven-member General Council and during this period, four members will constitute a quorum in the meetings of the General Council.

        The members of the General Council and the Executive Committee, except for the representative of the Ministry of Finance, shall, in the performance of their duties, enjoy full autonomy and shall not seek or receive instructions from the Hellenic Republic or any other state body or institution, or financial institution supervised by the Bank of Greece, and shall not be subject to influence of any nature. Every two months, the General Council shall submit activities reports to the Minister of Finance. The term of the members of the General Council and the Executive Committee is five years, and can be renewed but not to exceed the duration of the HFSF as described above.

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

        Capital support is provided by the HFSF only upon approval of the capital support by the European Commission and upon publication of the Cabinet Act provided in par. 1 of art. 6(a) of Greek Law 3864/2010. See "—Recapitalization Procedures before HFSF Participation", below.

        Until the release of the aforementioned contribution, such contribution shall be exclusively disposed to ensure liquidity through sale and buyback transactions with market counterparties (ensuring the right to buy back the same securities under the terms of the buyback transaction) or via the European Central Bank or the Bank of Greece within the Eurosystem. In such case, the Operation Regulation of the System for Monitoring Transactions in Book-Entry Securities is applied, as in force from time to time.

        If the participation of the HFSF is less than the amount advanced, as well as in the event that the share capital increase does not take place, the HFSF shall claim the refund of the residual or the whole amount as appropriate, at a rate set by decision of the Minister of Finance, following recommendation of the Bank of Greece and opinion of the HFSF. See "—Recapitalization Procedures before HFSF Participation", below.

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

        Mandatory measures include:

  a)
  the absorption of losses by the existing shareholders in order to ensure that the equity of the institution becomes equal to zero, where appropriate, by means of decreasing the nominal value of its ordinary shares following a decision of the competent body of the credit institution;

  b)
  the decrease of the nominal value of preference shares and other Tier I liabilities and then, if needed, other subordinated liabilities of the credit institution, in order to ensure that the net asset value of the credit institution is equal to zero; or

  c)
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

        The value on the basis of which the above-mentioned subordinated instruments are converted varies depending whether the HFSF has already provided capital support to the credit institution in question and such support is considered as state aid. In the latter case each subordinated instrument is converted on the basis of its fair value.

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

        The aforementioned measures applicable to credit institutions constitute, for the recapitalization purposes of Greek Law 3864/2010, resolution measures as defined in article 2 of Directive 2001/24/EC of the European Parliament and the Council of April 4, 2001 on the reorganization and winding up of credit institutions that was transposed into Greek law with Law 3458/2006. The implementation of such measures, voluntary or mandatory, cannot in any case be:

  •
  The reason for the triggering of contractual clauses that are put into place in case of liquidation, insolvency or other event that can be characterized as a credit event or event equivalent to insolvency; and

  •
  Considered as non-fulfilment or violation of the contractual obligations of the credit institution in order to establish a material grounds for the early termination of an agreement by counterparties of the credit institution; contractual terms contrary to the above do not produce any effect.

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

        In the event that the no creditor worse-off principle is not observed, such shareholders and subordinated creditors are entitled to compensation from the Hellenic Republic, provided that they prove that their damages arising from the implementation of the mandatory measures are greater than if the credit institution had been put under liquidation.

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

        The new shares cannot be disposed to investors at a price lower than the price at which the shares have been subscribed for by the HFSF in the context of the same issuance. The price at which the shares shall be disposed to investors may be lower than the price at which the shares have been previously subscribed for by the HFSF, or than their current market price.

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

        For shares acquired by the HFSF under the previous recapitalization framework, where the minimum private sector participation condition had been met, the HFSF shall continue to exercise its voting rights with restrictions provided for in article 7(a), para. 3 of Greek Law 3864/2010, as currently applicable, (i.e., the HFSF may exercise its voting rights only on matters relating to resolutions amending the bank's articles of association, including share capital increases or decreases, granting a relevant authorization to the Board of Directors, mergers, divisions, conversions, revivals, extensions of the term or dissolution of the company and transfers of assets, including sales of subsidiaries or any other matter requiring an increased majority, in accordance with Greek Company Law 2190/1920, unless it is concluded, following a decision of the members of the General Council of the HFSF, that the bank is in breach (or facilitating the breach) of material obligations for the implementation of the restructuring plan or the agreement entered into between the HFSF and the bank.

        The HFSF has the power to appoint up to two members to the board of directors of a bank having received capital from the HFSF according to Greek Law 3864/2010, as its representatives. The HFSF has currently appointed one representative in our Board of Directors. The HFSF representative has certain powers over credit institutions:

  •
  to veto key corporate decisions of a credit institution's board of directors related to (a) dividend distributions, the remuneration policy relating to the chairman, managing directors and the other Board members, general managers and deputies; (b) any other matter which may set at risk the rights of depositors or have a material adverse effect on the liquidity, solvency and/or, in general, on the prudent and orderly operation of the credit institution, including its business strategy and asset/liability management); and (c) decisions referring to matters for which the restriction in the voting rights of the shares held does not apply and which significantly affect the HFSF's shareholding in the credit institution;

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
        Each of the Bank of Greece and European Central Bank, in their capacity as the competent authority for the supervision of credit institutions, and the HFSF will be authorized to exchange confidential information with one another to the fullest extent permitted by law. (see Item 3.D, "Risk Factors—Risks Relating to our Recapitalization and Receipt of State Aid—The HFSF as shareholder has certain rights in relation to the operation of the Bank and in the future the HFSF could obtain full voting rights in respect of its shareholding in the Bank" and Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as shareholder" for further detail.

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

        The Relationship Framework Agreement determines the relationship between the Bank and HFSF on certain matters, including, among others: (a) corporate governance of the Bank; (b) development of the approved Restructuring Plan; (c) material obligations of the Restructuring Plan and transition of HFSF voting rights of; (d) monitoring of the implementation of the Restructuring Plan and the Bank's implied risk profile; and (e) HFSF's consent for "material matters" as defined in Clause 3.5a of the Relationship Framework Agreement.

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

        Under the Relationship Framework Agreement and for the period for which the HFSF holds shares representing at least 33% of the Bank's share capital, the HFSF's appointed representative on our Board of Directors has the power, among other things, to include items on the agenda of the general meeting of our ordinary shareholders and our Board of Directors; and to participate in the following committees of the Bank: Audit Committee, Board Risk Committee, Corporate Governance and Nomination Committee and Human Resources and Remuneration Committee. The HFSF Representative will have the following rights in the committees:

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

        In the event that the Bank is in breach of material obligations included in, or facilitating, the implementation of the Restructuring Plan, the HFSF will stipulate a period during which the Bank should remedy such breach. If the breach is still outstanding after the lapse of the remedy period and following a resolution of the members of the General Council of the HFSF, the HFSF's restricted voting rights will be switched to full voting rights pursuant to the provisions of article 7a of Greek Law 3864/2010, as in force.

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

        Subject to the provisions of Greek Law 3401/2005, the shares may be disposed either by the sale of the relevant shares to the market or to specific investor(s) or group of investors through: (a) open tender procedures or calls for expressions of interest to eligible investors; (b) market orders; (c) public offers of the shares for cash or in exchange of other securities; and (d) book building exercises.

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

        A Cabinet Act shall determine the methodology for the exchange of warrants issued in accordance with article 3 of Cabinet Act 38/2012, as such exchange is provided for in item (iii) of paragraph 2 of article 8 of Law 3864/2010, and the adjustment of their terms and conditions, in case of increase of the nominal value of the shares with decrease of the total number of existing shares (reverse split), split of existing shares at a ratio determined by the credit institution and adjustment of the nominal value of the new share (split), as well as in case of share capital increase without abolishment of the pre- emption rights of existing shareholders. In the event of a share capital increase without abolishment of the pre-emption rights, an adjustment may be made only to the exercise price of the rights attached to the warrants. The adjustment may be made up to an amount equal to the proceeds of the HFSF from the sale of the pre-emption rights and shall take place after such sale. The aforementioned Cabinet Act shall determine every other detail for the implementation of this paragraph.

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

        The exercise price of the purchase option corresponding to each warrant for the purchase of the shares held by the HFSF shall be equal to EUR 4.29, plus accrued interest calculated by application of an annual interest rate of 3% increased by a spread of:

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

        The Bank announced on December 30, 2014 (following the December 16, 2014 announcements in relation to the exercise of the certificates evidencing the ownership status) that no Warrant on shares issued by the Bank and owned by the HFSF has been exercised. Following the above, the issued Warrants that remain in force are 245,748,459 representing 2,022,322,834 of the Bank's shares owned by the HFSF.

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

        The Presubscription Agreement between the HFSF, the Bank and the EFSF dated May 28, 2012 provided for a lock-up undertaking (the "Lock-up Undertaking") imposed on the Bank, with effect from the date of execution of the Presubscription Agreement until 18 months after the date of completion of the 2013 share capital increase, i.e., the date of delivery of the then offered shares to the purchasers thereof (July 2, 2013). This Lock-up Undertaking was in force until January 2, 2015 and has not been extended.

Additional Reporting Requirements for Banks

        The Bank submits to the Bank of Greece on a regular basis (e.g. monthly, quarterly, semi-annually, annually) a full set of regulatory reports with information both at Bank level and at Group level, according to the stipulations of the Bank of Greece Governor's Act 2651/2012.

        Moreover, EU Implementing Regulation 680/2014, as in force, is laying down implementing technical standards with regard to supervisory reporting of institutions according to EU Regulation 575/2013 (CRR). Specifically, this Regulation lays down uniform requirements in relation to supervisory reporting to competent authorities for the following areas:

  a)
  Own funds requirements and financial information

  b)
  Losses stemming from lending collateralized by immovable property,

  c)
  Large exposures and other largest exposures,

  d)
  Leverage ratio,

  e)
  Liquidity Coverage requirements and Net Stable Funding requirements,

  f)
  Asset encumbrance.

        Furthermore, the ECB has published a draft regulation on reporting of supervisory financial information for public consultation. This draft regulation lays down the requirements regarding reporting on supervisory financial information to be submitted to national competent authorities ("NCAs") and the ECB by supervised banks. The draft ECB Regulation aims at extending the regular reporting of supervisory financial information to the consolidated reports of banks under national accounting frameworks (national GAAPs), as well as to reports at the solo level (i.e. including a single legal entity). It should be noted that the NCA will be the entry point for supervisory reporting from banks. The NCAs will then transmit the information to the ECB.

Deposit and Investment Guarantee Fund

        The Hellenic Deposit Guarantee Fund (the "HDGF") commenced its operations in September 1995. Pursuant to Greek Law 3746/2009 as currently in force, the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") operates as a private law entity and a general successor of the HDGF provided for by virtue of article 2 of Greek Law 2832/2000. The HDIGF has its registered seat in Athens, is supervised by the Minister of Finance, is not a public organization or a state owned legal entity and does not belong to the Greek public sector. It is managed by a seven-member board of directors. The Board shall be chaired by one of the Deputy Governors of the Bank of Greece. Of the remaining six members, one comes from the Ministry of Finance, three from the Bank of Greece and two from the Hellenic Bank Association. Members of the above board of directors are appointed by a decision of the Minister of Finance and have a five-year tenure. The initial capital of HDIGF's was paid by the Bank of Greece and the Hellenic Bank Association, with a participation in the fund's constitutive capital at 60% and 40%, respectively.

        According to Greek Law 3746/2009, the HDIGF was founded with the objective to indemnify (1) depositors of banks participating in the HDIGF obligatorily or at their own initiative who are unable to fulfill their obligations towards their depositors and (2) investors—clients of banks, in relation to the provision of investment services from these banks in case the latter are unable to fulfill their obligations from the provision of covered investment services. Greek Law 4021/2011, which amended Greek Law 3746/2009, expanded the HDIGF's scope, to cover the provision of financing to banks placed under the resolution measures of articles 141 and 142 of Greek Law 4261/2014 (former Articles 63D and 63E of Greek Law 3601/2007). Thus, apart from the already existing Depositors' Coverage Branch and Investors' Coverage Branch, a Resolution Branch was further established and funded by contributions from banks. All authorized banks in Greece are obliged to participate in the aforementioned branches of the HDIGF.

        The maximum coverage level for each depositor at a credit institution under Greek Law 3746/2009 is EUR 100,000, taking into account the total amount of its deposits with a bank minus any due and payable obligations towards the latter. This amount is paid in euros to each depositor as an indemnity irrespective of the number of accounts, the currency, or the country of operation of the branch in which it holds the deposit. In case of joint bank accounts, as defined by Law 5638/1932 (Government Gazette 307/A), each depositor's share shall be taken into account for the purposes of the calculation of the maximum indemnification amount as a separate deposit and is entitled to cover up to the aforementioned limit with his or her other deposits , as analyzed above. In the event that the relative proportions of joint account holders in an account have not been specified, for the purposes of compensation, each joint account holder is considered as having an equal share of the value in the account. The deposit of a group of persons without legal personality shall be aggregated and treated as if made by a single depositor for the purpose of calculating the abovementioned limits. The HDIGF also indemnifies the investors-clients of banks participating in the HDIGF with respect to claims from investment services falling within the scope of Greek Law 3746/2009, up to the amount of EUR 30,000 for the total of claims of such investor, irrespective of covered investment services, number of accounts, currency and place of provision of the relevant investment services. In case the investors of HDIGF member credit institutions are co- beneficiaries of the same claim to guaranteed investment services, each investor's share in the claim shall be taken into account for the purposes of the calculation of the maximum indemnification amount as a separate claim and is entitled to cover up to the aforementioned limit in aggregate with his or her other investment claims, as analyzed above. If the part of the claim corresponding to each co-beneficiary is not specified in the agreement signed by the co-beneficiaries and the HDIGF member credit institution, for the purposes of compensation each co-beneficiary is considered as having an equal share in the investment. For the purposes of compensation, the claim of a group of persons without legal personality shall be treated as if made by a single investor.

        The HDIGF is funded by the following sources: its founding capital, the initial and annual contributions of banks obligatorily participating in the HDIGF and supplementary contributions, as well as special resources coming from donations, liquidation of the HDIGF's claims, and the management of the assets of the HDIGF's Deposit Cover Scheme.

        According to article 9 of Greek Law 4051/2012, as amended by Article 165 of Greek Law 4099/2012 and Article 16 of Greek Law 4224/2013, the HFSF is required to pay any amount the HDIGF would pay as per article 63D par. 13 and Article 63E par. 7 of Greek Law 3601/2007 as replaced by Greek Law 4261/2014 Articles 141 and 142, for the fulfilment of the obligations that have been generated or will be generated due to the abovementioned provisions up to 31 December 2014.In this case, the HFSF acquires the claims and privileges of the HDIGF as per article 13A par. 4 of Greek Law 3746/2009.

        Directive 2014/49 on deposit guarantee schemes lays down rules and procedures relating to the establishment and the functioning of deposit guarantee schemes. Member States shall bring into force the laws, regulations and administrative provisions necessary to comply with the aforementioned Directive by July 3, 2015.

Payment Services in the Internal Market

        Directive 2007/64/EC on the Payment Services Directive ("PSD") provides for common rules on electronic payments (e.g., payments through the use of debit card or money transfers) in 31 countries (i.e., countries of the EU, Iceland, Norway and Lichtenstein). The PSD regulates in detail the information that must be provided to the users of the payment services and renders the payments faster and more secure. It also permits to the new entities called "payment institutions" (e.g., companies of money transfers, retailers, telecommunication companies) to provide payment services in parallel to banks as "payment services providers". The PSD covers any kind of payment through electronic means and no cash, from transfer of credit and direct charge orders to payments through the use of a card (including credit cards), wire transfers and payments through the use of a mobile phone and internet, excluding the payments with cash and checks. Payments in every European currency, not only euro, are covered, under the condition that the payment service providers of both the payer and the payee are located in one of the 30 European countries.

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

        Further, it should be noted that a revision of Payment Services Directive is under process. To this end, a new payment Services Directive ("PSD2") and a Regulation on interchange fees for card-based payment transactions have been proposed by the European Commission. The Council adopted on April 20, 2015 a regulation capping interchange fees for payments made with debit and credit cards.

Payment accounts

        Directive 2014/92/EU provides for the comparability of fees related to payment accounts, payment account switching and access to payment accounts with basic features.

        By September 18, 2016, Member States shall adopt and publish the laws, regulations and administrative provisions necessary to comply with this Directive. They shall apply the aforementioned measures from September 18, 2016.

Settlement of business and corporate debts

        Greek Law 3816/2010, passed in January 2010, allowed the settlement of professional and corporate debts, which were either due (from January 1, 2005 onwards) or not due to banks by natural or legal persons. To take advantage of the relevant provisions, an application must have been submitted by the debtor to the relevant bank by April 15, 2010. In particular, the law provides, among other things, that:

  •
  compound and delinquent interest not paid by January 26, 2010, is written off for loans or credit up to EUR1.5 million which became due between June 30, 2007, and January 16, 2010. The duration of repayment of the above debts depends on certain factors including without limitation whether the relevant agreement has been terminated or whether a debit-and-credit account has been opened. For the first two years of the settlement period only interest is paid. Also, the security already created remains in force; and

  •
  for loans or credit for corporate, professional or agricultural purposes which became due between January 1, 2005, and June 30, 2007, there is an additional requirement to pay an amount equal to 10% of the outstanding balance excluding compound and delinquent interest, by May 15, 2010.

        Enforcement proceedings have been suspended until July 31, 2010, when an application has been submitted by the debtor.

        Greek Law 3816/2010 also allowed the settlement of debts from loans corporate, professional or agricultural purposes which are not yet due and the outstanding balance of which does not exceed EUR 350,000. The settlement arrangement may provide for a grace period of up to one year, with no interest and capital payment with a corresponding extension of the contractual term of the loan and capitalization of the interest at the end of the grace period, or a two -year suspension of the capital payment with a corresponding extension of the contractual term of the loan or a three-year extension of the contractual term of the loan.

Settlement of Amounts Due by Indebted Individuals

        On August 3, 2010, Greek Law 3869/2010 was put in force with respect to the "settlement of amounts due by indebted individuals" and was modified mainly by Greek Laws 3996/2011, 4019/2011 and 4161/2013. The law allows the settlement of amounts, due to credit institutions by individuals evidencing permanent inability to repay their debts, by arranging the partial repayment of their debts and writing off the remainder of their debts, provided the terms of settlement are agreed. All individuals are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law.

        This regulatory regime allows the settlement of all amounts due to credit institutions as well as those due to third parties with the exception of debts from intentional torts, administrative fines, monetary sanctions, debts from taxes, charges due to the State or levies to Social Security funds and debts from loans granted from Social Security funds under the provisions of articles 15 and 16 of Greek Law 3586/2007. Debts must have been contracted more than one year before the application date and relief may be used only once.

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

Management of past due and non-accruing loans

        Pursuant to Greek Law 4224/2013 and Cabinet Act 6/2014, a governmental council for for private debt management (the Council) has been created with the following objectives:

  (i)
  to define policies in connection with the organization of a comprehensive mechanism for the efficient management of non-accruing private loans;

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

        Moreover, according to the provisions of Greek Law 4224/2013, the Council provided a definition of "cooperating borrower" specifying when a borrower is classified as cooperating towards his/her lenders and assessed a methodology for determining "reasonable living expenses".

        Finally, Greek Law 4224/2013 provides that the Consumer Ombudsman will act as mediator between lenders and borrowers for the purpose of settling non-accruing loans mainly in connection with matters relating to the application of the above-mentioned Banks' Code of Conduct for the management of non-accruing loans.

        Bank of Greece has published new regulatory framework concerning the management of loans in arrears and non-accruing loans that will enter into force on December 31, 2014 and specifically:

  •
  Executive Committee Act No. 42/30.5.2014 "Supervisory framework for the management of loans in arrears and non-accruing loans" as amended by Executive Committee Act No.47/9.2.2015 and

  •
  Credit and Insurance Committee Decision 116/1/25.8.2014 of Bank of Greece "Introduction of a Code of Conduct under Greek Law 4224/2013".

        Executive Committee Act No. 42/30.5.2014, as in force, lays down a special framework of requirements for credit institutions' management of past due and non-accruing loans ,in the framework of the provisions of Law 4261/2014, EU Regulation 575/2013 and the relevant Bank of Greece decisions. This framework imposes, among others, the following obligations on credit institutions:

  a)
  to establish an independent arrears and NPLs management ("ANPLM") function;

  b)
  to develop a separate, documented ANPLM strategy, the implementation of which will be supported by appropriate Management Information Systems ("MIS") and procedures; and

  c)
  to establish regular reporting to the management of the credit institution and the Bank of Greece.

        Code of Conduct under Greek Law 4224/2013 lays down general principles of conduct and introduces best practices, aimed to strengthen the climate of confidence, ensure engagement and information exchange between borrowers and lending institutions, so that each party can weigh the benefits or consequences of alternative forbearance or resolution and closure solutions for loans in arrears for which the loan agreement has not been terminated, with the ultimate goal of working out the most appropriate solution for the case in question. In dealing with cases of borrowers in arrears or pre-arrears, every institution shall apply a procedure involving the following steps:

  •
  Communication with the borrower

  •
  Collection of financial and other information

  •
  Assessment of financial data

  •
  Proposal of appropriate solutions to the borrower

  •
  Appeals Review Process

        It should be noted that the Bank of Greece will not deal with individual cases of disputes between creditors and borrowers that may arise from the implementation of the Code of Conduct.

Settlement of business debts

        Greek Law 4307/2014, among others, provides for urgent interim measures for the relief of private debt, especially debt of viable small businesses and professionals towards financial institutions, the State and Social Security Institutions, as well as for emergency procedures for the reorganization or liquidation operating indebted but viable businesses, provided that the aforementioned persons are considered as "eligible debtors" under the relevant provisions, namely, they have submitted the relevant application by March 31, 2016 and cumulatively meet the following criteria:

        (1)   they have not submitted an application to be subject to the provisions of Greek Law 3869/2010 or have validly resigned from such application;

        (2)   they have not stopped their operations or dissolved and (if applicable) they have not submitted an application to be declared bankrupt or have validly resigned from such application; and

        (3)   they have not been convicted in any capacity for fraud against the Greek State of State Pension Funds or for smuggling.

        In particular the new measures deal with the following:

  a)
  Provide incentives to small businesses and professionals on the one hand and to other funding entities to regulate / delete private debt,

  b)
  Relief and settlement of debts of small businesses and professionals to the State and Social Security Institutions that are settling their debts to financial institutions,

  c)
  Provide for an extraordinary debt business regulation process (with binding force for all the creditors),

  d)
  Provide for extraordinary special management procedure and

  e)
  Set up the monitoring and coordination committee with a view to their imment and effective implementation.

        Law 4307/2014 provides for the write off of specific claims that cumulatively meet the criteria set by the relevant provisions of Greek Law 4307/2014.

        For the implementation of the above procedure the Ministerial Decision 4837 (Government Gazette Issue B'66/16.1.2015) was issued.

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

        Credit institutions in Greece cannot terminate the contracts of individuals who have joined the facilitation program and must refrain from pursuing any enforcement proceedings against the debtor and its guarantor.

        The original deadline for submission of applications for participation in the facilitation program was January 16, 2014. However, according to Ministerial Decision Z1-32/2014, this deadline has been extended for three more months.

Consumer Services

        Credit institutions in Greece are also subject to various legislation that seeks to protect consumers from abusive terms and conditions, most notably Greek Law 2251/1994 as in force. Such legislation sets forth rules on the marketing and advertisement of consumer financial services, prohibits unfair and misleading commercial practices and includes penalties for violations of such rules and prohibitions.

        At the same time, numerous consumer protection issues are regulated through administrative decisions, such as Decision No. Z1 798/2008 of the Minister of Development on the prohibition of general terms which have been found to be abusive by final court decisions, as currently applicable. Also, the Governor of the Bank of Greece Act No. 2501/2002, as in force, includes fundamental disclosure obligations of credit institutions operating in Greece vis-à-vis any type of contracting party.

        Ministerial Decision Z1-699 (Government Gazette Issue B; 917/23.6.2010) transposed into Greek Law Directive 2008/48/EC on credit agreements for consumers and repealing Council Directive 87/102/EEC, as amended and currently applicable. The aforementioned decision provides for increased consumer protection in the context of consumer credit transactions and prescribes, among others, the inclusion of standard information in advertising and the provision of pre contractual and contractual information to consumers.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a Member State of the EU, fully complies with FATF recommendations and the relevant EU legal framework.

        More specifically Greek Parliament adopted Greek Law 3691/2008, as in force, on the prevention and suppression of money laundering and terrorist funding, which implemented EU Council Directives 2005/60/EC and 2006/70/EC. The main provisions of Greek legislation on money laundering and terrorist financing are as follows:

  •
  A declaration that money laundering and terrorist financing are criminal offences;

  •
  Defining persons falling within the ambit of the law, including, among others, banks, financial institutions and certain insurance undertakings;

  •
  A requirement that banks (and certain other persons) are required to identify customers, build KYC procedures, retain documents and report suspicious transactions to the relevant authorities;

  •
  Restrictions relating to banking confidentiality that do not apply in case of money laundering activities; and

  •
  The establishment of a relevant Authority responsible, among others, for examining reports filed by banks and other individuals or legal persons with respect to suspicious transactions.

        Following the amendments of the Greek Law 3691/2008 provisions were added about the tax evasion offences as main offences, legalization documents for the verification of client's identity and the provisions for law infringement.

        The Banking and Credit Committee of the Bank of Greece, has also issued Decision No. 281/5/17.3.2009 on the "Prevention of the Use of the Credit and Financial Institutions, which are Supervised by the Bank of Greece, for the Purpose of Money Laundering and Terrorist Financing" and Decision 285/6/09.07.2009, which sets an indicative typology of unusual or suspicious transactions within the meaning of Greek Law 3691/2008 as well as Decision 290/12/11.11.2009. Both the aforementioned decisions 281/5/17.3.2009 and 290/12/11.11.2009 were amended by Decisions 300/28.7.2010 and by the Governor of Bank of Greece no 2652/29.02.2012 to include therein:

  a)
  an obligation for financial institutions to confirm their clients' income through their tax reports or, in the case of legal persons, based on the tax returns they file (including confirmation of reporting and tax burden), when outlining their financial profile.

  b)
  the compulsory addition of a new category of clients presenting a high risk of tax evasion or the unlawful laundering of proceeds from tax evasion, to which enhanced due diligence measures apply.

  c)
  lower the limit of cash withdrawals to EUR 50,000 (from EUR 250,000), over which financial institutions should encourage their customers to use bank checks or wire transfers to a bank account.

  d)
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

        Since 2012, the FATF standards have been revised to strengthen the requirements for higher risk situations, and to allow financial institutions to take a more focused approach in areas, where high risks remain or implementation could be enhanced. Banks should first identify, assess and understand the risks of money laundering and terrorist finance that they face, and then adopt appropriate measures to mitigate the risk. The risk-based approach allows them, within the framework of the FATF requirements, to adopt a more flexible set of measures, in order to target their resources more effectively and apply preventive measures that are commensurate to the nature of risks, in order to focus their efforts in the most effective way.

        In view of the above, the Bank of Greece issued two Decisions (No. 94/23/2013 and 95/10/2013) which further strengthen the regulatory framework within which the supervised entities in Greece operate. The amendments mainly harmonize the applicable regulations to the revised FATF recommendation with respect to Politically Exposed Persons ("PEPs") by categorizing local PEPs as high-risk customers; introduce criteria for the use of simplified due diligence by electronic money institutions; and impose additional obligations for suspicious transactions reporting to the supervised banks, pertaining to the cross-border transfer of funds as well as data on high- risk banking products and customers.

        The Council on February 10, 2015 approved an agreement with the European Parliament on strengthened rules to prevent money laundering and terrorist financing. The directive and regulation are intended to strengthen EU rules against money laundering and ensure consistency with the approach followed at international level. The draft regulation deals more specifically with information accompanying transfers of funds. The texts implement recommendations by the Financial Action Task Force (FATF), which is considered a global reference for rules against money laundering and terrorist financing. On some issues, the new EU rules expand on the FATF's requirements and provide additional safeguards.

Equity Participation

Equity Participation by Banks in other Companies

        Greek Law 4261/2014 (which has replaced Greek Law 3601/2007 in its entirety) does not contain any provision regulating equity participations by Greek credit institutions in other companies.

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

        Under the previously applicable Greek Law 3601/2007, the Act of the Governor of Bank of Greece No. 2604/2008, as amended by decision 281/10/17.03.2009 of the Banking and Credit Committee, had been issued regarding the conditions for the acquisition or increase in a qualifying holding in the share capital of banks, financial institutions, insurance and reinsurance companies, investment firms, information technology companies, real estate property management companies, asset and liability management companies, paying systems management companies, external credit assessment institutions and financial data collection and processing companies. Following the enactment of Greek Law 4261/2014, it is not clear whether the aforementioned Act still applies or the extent to which it is applicable.

        Subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, as currently in force, and the European Commission must be notified, provided that they have community dimension within the meaning of Regulation no. 139/2004 on the control of concentrations between undertakings (as supplemented by Commission Regulation (EC) 802/2004).

        The Hellenic Capital Market Committee ("HCMC") and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies according to Greek Law 3556/2007, the implementing HCMC decisions and the ATHEX Regulation.

Equity Participation in Greek Credit Institutions

        Greek Law 4261/2014 (mainly through Articles 23 and 27) establishes a specific procedure for the notification to the Bank of Greece of a natural or legal person's intention to acquire or increase or dispose a holding exceeding certain enumerated thresholds (i.e., 20%, 1/3 and 50% of voting rights or equity participation in or control of a bank that has been licensed by the Bank of Greece). The applicant acquirer is assessed and, approval is required in line with the provisions of the law for the intended acquisition.

        Executive Committee Act No. 22 of Bank of Greece, issued on July 12, 2013, codifies the provisions regarding the authorization of credit institutions in Greece and the acquisition of a qualifying holding in a credit institution. Furthermore, this act specifies the necessary information for the prudential assessment of the proposed shareholders, the proposed members of the management body and the proposed key function holders of a credit institution by the Bank of Greece under the EBA guidelines.

        As at November 4, 2014, the supervisory tasks described above were conferred to the ECB in cooperation with the Bank of Greece. The relevant procedure for notification of acquisitions of qualifying holdings and notification concerning the relevant decisions are described in Regulation 468/2014.

Constraints on the Use of Capital

        There are no constraints on the use of capital that have or may have a significant impact, directly or indirectly, on the Group's activities, except for the constraints imposed by the banking regulations discussed above, including the constraints pursuant to article 1 of Greek Law 3723/2008 regarding the Hellenic Republic Bank Support Plan and article 28 of Greek Law 3756/2009 (prohibition of acquiring own shares for the whole period the Bank is participating in the Hellenic Republic Bank Support Plan—see Item 8.A, "Consolidated Statements and other Financial Information—Policy on Dividend Distributions" and "—The Hellenic Republic Bank Support Plan"), the Relationship Framework Agreement signed with HFSF, following the Bank's recapitalization pursuant to Greek Law 3864/2010 (see "—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework"), the obligations towards the Monitoring Trustee and the Restructuring Plan of the Bank approved by the European Commission on July 23, 2014.

Interest Rates

        Under Greek law interest rates applicable to bank loans are not subject to a legal maximum, but they must comply with certain requirements intended to ensure clarity and transparency, including with regard to their readjustments. Specifically, Governor of the Bank of Greece Act No. 2501/31.10.2002 and Decision No. 178/19.7.2004 of the Banking and Credit Committee of the Bank of Greece provide that credit institutions operating in Greece should, among others, determine their interest rates in the context of the open market and free competition rules, taking into consideration the risks undertaken on a case-by-case basis, as well as potential changes in the financial conditions and data and information specifically provided by parties for this purpose.

        Limitations apply to the compounding of interest under Greek Law. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Greek Law 2789/2000 as in force and article 39 of Greek Law 3259/2004, as in force. Greek credit institutions must also apply article 150 of Greek Law 4261/2014 on interest rates of loans and other credits pursuant to which credit institutions are precluded from accounting for interest income from loans which are overdue for more than a three month period or a six month period in case of loans fully secured by real estate which are given to natural persons.

        Moreover, according to Article 150 par.2 of Greek Law 4261/2014 it is prohibited to grant new loans for the repayment of overdue interest.

Secured Lending

        According to Greek Law 4261/2014, Article 11, among the activities that Greek credit institutions are permitted to engage is lending including, inter alia: consumer credit, credit agreements relating to immovable property, factoring, with or without recourse, financing of commercial transactions (including forfeiting).

        The provisions of legislative decree 17.7/13.08.1923 regulate issues regarding the granting of loans secured by in rem rights and Greek Law 3301/2004 regulates issues regarding financial collateral arrangements.

        Mortgage lending is extended mostly on the basis of mortgage pre- notations, which are less expensive and easier to record than mortgages and may be converted into full mortgages upon final non appealable court judgment.

Compulsory Deposits with the Bank of Greece

        The compulsory reserve requirement framework has been amended in accordance with Eurosystem regulations. As from January 2012 according to ECB Regulation 1745/2003 as amended by the Regulations 1052/2008 and 1358/2011, the compulsory reserve requirement ratio set by Eurosystem regulation is 1% for all categories of liabilities (such as deposits and debt securities issued) to clients comprising the commitment base, with the exception of the following categories, to which a zero ratio applies:

  •
  deposits with agreed maturity over two years;

  •
  deposits redeemable at notice over two years;

  •
  repos; and

  •
  debt securities with agreed maturity over two years.

This commitment ratio applies to all credit institutions in Greece.

Restrictions on Enforcement of Granted Collateral

        According to Greek Law 4224/2013 which was published on December 31, 2013, from January 1, 2014 until December 31, 2014 enforcement of auctions concerning the primary residence of individuals were suspended provided that they were declared as such in their last income tax and their assessed market value did not exceed the amount of EUR 200,000, under the condition that the following criteria were cumulatively met; (a) the debtor's family annual declared net income was lower than EUR 35,000; and (b) the total value of the debtor's assets and property did not exceed the amount of EUR 270,000 of which the total value of the debtor's deposits in Greece and abroad as of November 20, 2013 did not exceed the amount of EUR 15,000. Those properties that did not fall under the criteria of that law were no longer protected from foreclosure and auction proceedings. During the aforementioned suspensions, debtors were obliged to pay monthly installments. Nevertheless, in exceptional cases (e.g., debtors with no income), there was an option of zero amount payments.

        Moreover, enforcement of collateral has been affected by Greek Law 3869/2010, as it was amended by the Greek Law 4161/2013, regarding restructuring of individuals' debt through a court application. As at December 31, 2013 and December 31, 2014, customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 1,838 million and EUR 2,784 million respectively.

        Furthermore, according to the Greek Law 4224/2013 a decision of the Bank of Greece concerning the issuance of a Code of Conduct for management of non-accruing private debt was made public and enforced as at December 31, 2014. According to the aforementioned law, forced auction of a primary residence can only proceed after the borrower has been classified as "non-cooperative" following the detailed Arrears Resolution Process established by the Bank, in line with the requirements of the law.

EU Regulation Proposals

Proposed EU regulation on mandatory separation of certain banking activities

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the Liikanen Group on the mandatory separation of certain banking activities. The proposed regulation contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading. The new rules would also give supervisors the power and, in certain instances, the obligation to require the transfer of other high-risk trading activities (such as market-making, complex derivatives and securitisation operations) to separate legal trading entities within the group ("subsidiarisation"). This aims to avoid the risk that banks would get around the ban on the prohibition of certain trading activities by engaging in hidden proprietary trading activities which become too significant or highly leveraged and potentially put the whole bank and wider financial system at risk. Banks will have the possibility of not separating activities if they can show to the satisfaction of their supervisor that the risks generated are mitigated by other means. Moreover, the proposed Regulation provides rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Alongside this proposal, the Commission has adopted accompanying measures aimed at increasing transparency of certain transactions in the shadow banking sector in order to prevent banks from attempting to circumvent these rules by shifting parts of their activities to the less-regulated shadow banking sector.

        The proposed regulation will apply to European banks that will eventually be designated as G-SIBs or that exceed the following thresholds for three consecutive years: a) total assets are equal or exceed EUR 30 billion; b) total trading assets and liabilities are equal or exceed EUR 70 billion or 10% of their total assets. The banks that meet either one of the aforementioned conditions will be automatically banned from engaging in proprietary trading, defined narrowly as activities with no hedging purposes or no connection with customer needs. In addition, such banks will also be prohibited from holding any units or shares in an entity that engages in proprietary trading or acquires units or shares in Alternative Investment Funds (AIFs). Moreover, such banks shall not with their own capital or borrowed money and for the sole purpose of making a profit for own account: (a) acquire or retain units or shares of AIFs as; (b) invest in derivatives, certificates, indices or any other financial instrument the performance of which is linked to shares or units of AIFs.

        Other trading and investment banking activities—including market-making, lending to venture capital and private equity funds, investment and sponsorship of complex securitization, sales and trading of derivatives—do not seem to be subject to the ban, however they might be subject to separation.

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

        Given the concerns voiced by both the financial sector and business associations, it is unclear how the FTT will proceed and when it will be implemented. If adopted, the impact on the "real economy" of the FTT as currently envisaged (especially for corporations) could be severe as many financial transactions are made on behalf of businesses that would bear the additional costs of the tax. For example, a transaction tax would raise the cost of the sale and purchase of corporate bonds in a time where it is widely acknowledged that access to capital markets by corporate issuers has to be incentivized.

Changes to Taxation

        The Greek income taxation framework was significantly amended by the new Greek Income Tax Code (Greek Law 4172/2013 as amended and in force by Greek Laws 4223/2013, 4254/2014 and 4316/2014, the "New Income Tax Code" or "NITC"), which replaced the previous Income Tax Code (i.e., Greek Law 2238/1994, as in force for income generated within 2013, the "ITC"). The NITC is applicable for income generated for tax years starting as of January 1, 2014.

Taxation of Shares

Taxation of the Bank

        For income received in 2014 onwards, under the provisions of the NITC the nominal corporate tax rate, applicable to the Bank, continues to be 26%.

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

        If the shareholder is (i) a legal person or legal entity, tax resident of Greece, or (ii) a foreign tax resident legal person or legal entity with a permanent establishment in Greece and the shares are effectively connected with or held by such Greek permanent establishment, then withholding tax is imposed on the dividend at a rate of 10%. The dividend payment to such shareholder is thereafter treated as "business income" under the NITC and is declared in the annual income tax return. The 10% tax withheld by the Company is credited against the shareholder's annual corporate income tax due for this income, which under the NITC is 26%, and, in case the amount withheld is larger than the amount due under the annual income tax return, then the difference, amounts to a tax credit to the shareholder.

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

Taxation of Capital Gains from the sale of Listed Shares

        Natural persons holding less than 0.5% of the share capital of the issuer are not subject to the capital gains tax regardless of whether they are Greek tax residents. Also, listed shares that had been acquired before 01/01/2009 are, when transferred, outside the scope of capital gains tax, irrespective of the percentage of the participation in the share capital of the issuer.

        By virtue of the NITC, capital gains realized from the transfer of shares by natural persons, who hold 0.5% or more of the share capital of the issuer and who are tax residents of Greece and do not act in the context of a business, shall be subject to a 15% tax, after setting off losses of the same or previous five fiscal years from the sale of securities (shares, bonds, partnership quotas, treasury bills and derivatives). This tax exhausts the tax liability of the same individuals with respect to such income. Generally, the taxable capital gain equals to the difference between the consideration received from the disposal of the shares and their acquisition price, both prices being determined on the basis of the transaction receipts issued by the relevant intermediary bank or investment services firm.

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

        Capital gains from the sale of shares generated by legal entities that do not have their tax residence or a permanent establishment in Greece, are not subject to Greek taxation.

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

Stamp Duty

        The issuance and transfer of shares as well as the payment of dividends is exempt from stamp duty in Greece.

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

Tax Certificate by Certified Auditors

        Until December 31, 2013, article 21 of Greek Law 3943/2011 and article 4 of Greek Law 4038/2012, were valid. According to those provisions sociétés anonymes and limited liability companies should obtain a tax certificate upon the completion of a tax audit conducted by individual certified auditors and audit firms registered in the public registry of Greek Law 3693/2008. Specifically, the certificate must express an opinion of tax compliance and any tax "infringements" must be explicitly stated in the certificate. The content of the tax certificate issued by certified auditors is subject to examination by the tax authorities, and any omission by the certified auditors may result in penalties and administrative sanctions. If the tax certificate does not include comments and findings of tax violations, the taxpayer company will not be subject to a regular tax audit (unless the provisions of article 80 of Greek Law 3842/2010 apply, which provides for a methodology risk analysis system for selecting taxpayer companies to be audited). Moreover, competent tax authorities will conduct, as priority, investigations for sociétés anonymes and Ltd companies for which tax certificates have not been issued and administrative sanctions will be applied.

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

        As at January 1, 2014, the provisions of article 65A of new income tax Greek Law 4174/2013 (as amended by Greek Law 4223/2013) apply. Similar to the previous law provisions, certified auditors and audit firms registered in the public registry of Greek Law 3693/2008 performing mandatory audits on sociétés anonymes, limited liability companies and branches of foreign entities should issue annual tax certificates. Such certificate is issued upon completion of a tax audit performed along with the regular audit and certifies the tax compliance of the tax payer. The tax certificate should made detailed reference of any tax incompliance noticed throughout the tax audit.

        Penalties apply for tax payers not obtaining a tax certificate according to the provisions of the above mentioned law, while this (along with certified by the auditors tax law infringements) may constitutes a risk factor for the company to be selected from the Greek tax authorities for -official- additional tax audit. Moreover, penalties and sanctions may apply to the auditors breaking the provisions of the relevant law.

        These provisions of article 65A will not apply to tax periods beginning from January 1, 2016 onwards.

The Foreign Account Tax Compliance Act ("FATCA")

        For FATCA see Item 10.E, "U.S. Federal Income Taxation".

Strategy

        Greece has been experiencing significant political volatility since December 2014 due to the uncertainty caused by the announcement of early elections on January 2015. Uncertainty was further extended as the new Government entered a protracted period of negotiations with its official lenders regarding the completion of the Program and the prospect of transition to a new form of financial arrangement with official sector lenders.

        This environment of uncertainty has led to a sharp decline of Greek banking system deposits (about EUR 22.6 billion cumulative loss of private sector deposits in the first quarter of 2015—Bank of Greece data). Furthermore, the ECB Governing Council decided to lift the existing waiver of a minimum credit rating requirement for marketable instruments issued or guaranteed by the Hellenic Republic to be used as collateral in Eurosystem monetary policy operations. As a result, Greek banks turned towards the ELA mechanism in order to safeguard liquidity.

        Within the above remarkably difficult context, we seek to capitalize on our competitive strengths and position ourselves to actively participate in the eventual recovery of the Greek economy. In addition, we seek to benefit from the diversification and the growth potential of our presence in the Turkish market which is expected to keep providing high interest margins and portfolio growth within a positive economic environment.

        Our strategic priorities include the following:

  •
  Strengthening our capital position.

    Our capital was depleted due to our participation in the PSI (total impairment for the exchanged Greek government bonds and loans amounted to EUR 11.8 billion) and was restored following the recapitalization of the Bank in June 2013 through a share capital increase of EUR 9,756 million, of which EUR 1,079 million was subscribed by private investors and EUR 8,677 million by the HFSF. Furthermore, we improved our capital base through liability management exercises (which included buybacks of covered bonds, hybrid instruments and U.S. Preference Shares) as well as the sale of non-core assets, such as the disposal of 66.00% of our participation interest out of the 100.00% held in NBG Pangaea REIC.

    We have further strengthened our capital base through a proactive capital increase completed on May 13, 2014, in view of ECB's Comprehensive Assessment Exercise. The Bank issued 1,136,363,637 shares and raised EUR 2,500 million.

    Currently, we aim to further strengthen our capital base in line with the capital plan submitted to the SSM, which resulted into a EUR 2.0 billion surplus under the A-DBS scenario.

    We note that the A-DBS scenario reflects NBG's Restructuring Plan (as agreed with the European Commission on July 23, 2014) while applying strict stress conditions in accordance with the ECB's and EBA's methodological guidance. Notably, the above figures do not take into account the additional capital we may be able to recognize as a result of the Deferred Tax Credit law voted on October 16, 2014 amounting to EUR 0.7 billion, under the A-DBS scenario.

    Finally, the Bank currently actively manages its loans portfolio, focusing primarily in risk adjusted return on capital as well as regulatory capital consumption, in order to strengthen the efficiency of its internal capital generation and capital use.

  •
  Enhancing net interest income before provision for loan losses and further cost containment.

    We are focused on further improving net interest income before provision for loan losses through a combination of business initiatives targeted at improving revenues and containing costs.

    Specifically, we will redouble our efforts for revenue enhancement, including loan re-pricing in alignment with customers' most recent risk profile as well as the successful containment of deposit costs. The diversification achieved through our international franchises enables us to capture the upside of the Turkish and other international markets.

    We intend to continue to challenge our cost to income ratio and deploy cost efficiency initiatives across our business network by further promoting alternative banking channel capabilities while remaining attractive to our customer base.

    Additionally, the Bank benefits from its reduced operating expenses in the domestic market through targeted process redesign initiatives, as well as through the optimization of central and administrative functions. To that end, the voluntary retirement scheme ("VRS") completed by the Bank in 2013 significantly reduced the Bank's personnel costs with an annual benefit of over EUR 150 million.

  •
  Preservation of our liquidity position.

    Domestically, we aim to defend and capitalize on our 'sticky' deposit base and to attract new loyal depositors through our premium brand, thus potentially taking advantage of the gradual recovery of the macroeconomic and banking environment. We remain focused on core deposits (savings and current accounts) which we consider to be the most attractive segment of the market and in which we enjoy a leading position.

    Internationally, we continue to manage our activities in a way that enables all our international subsidiaries to remain or become self-funded. Historically, we have grown deposits in line with loan growth trajectories, hence maintaining a healthy loans-to-deposits ratio and we expect to continue to do so in the future.

    In order to diversify our funding structure, we also seek to make use of other sources of liquidity, including accessing international debt capital markets and interbank funding conditional on the normalization of the economic conditions.

  •
  Maintain asset quality and actively manage loans in arrears to maximize recovery.

    In response to the economic crisis, we have timely reviewed and tightened our credit approval criteria and further strengthened our overall risk management framework. We intend to keep actively managing the stock of loans in arrears through the use of multiple loan restructuring solutions that target both retail and business banking customers. Our primary intention remains to facilitate repayment and increase collections (taking into consideration the impact of the crisis on the financial condition of customers), thereby maximizing recovery. Furthermore, we continue our efforts to improve the effectiveness of recovery mechanisms, especially against non-viable corporates. In line with the above strategy, the Bank established in 2014 a Special Assets Unit, dedicating specialized resources and a focused support mechanism to the effective management of its corporate loans in arrears.

Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        Following completion of the share capital increase on May 13, 2014, the HFSF owns 57.2% of the Bank's common share capital. Also, various domestic pension funds owned in total approximately 0.8% of the Bank's common share capital, and other domestic public sector related legal entities and the Church of Greece owned in total approximately 0.2% of the Bank's common share capital. See Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—Uncertainty resulting from the Hellenic Republic's economic crisis has had and will continue to have a significant adverse impact on our business, results of operations and financial condition." and Item 7.A, "Major Shareholders".

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million redeemable preference shares issued under this facility. These preference shares carry voting rights at the general meeting of preferred shareholders. The Hellenic Republic has also appointed a representative to the Bank's Board of Directors who has veto power relating to corporate decisions both at the Board level and at the General Meeting on resolutions of a strategic nature, or materially affecting the Bank's legal or financial status and requiring approval by the General Meeting of Shareholders of the Bank, relating to distribution of dividends and bonus policy for the Bank's Chairman, Chief Executive Officers, other Board Members, General Managers and their deputies, following a decision by the Minister of Finance and Economics or provided that the Nominated Representative considers that the resolution of the Board of Directors may endanger the interests of depositors or substantially affect the Bank's insolvency and proper operation. For a description of the Bank's dividend policy please refer to Item 8, "Financial Information". In case they are not redeemed within five years from their issuance or no decision has been undertaken by the participating bank's General Meeting of Shareholders on redemption, the Greek Minister of Finance shall impose, pursuant to a recommendation by the Bank of Greece, a gradually cumulative increase of 2% per year on the 10% fixed return provided for, during the first five years from the issuance of the shares to the Hellenic Republic. For more information on the Hellenic Republic Bank Support Plan, please see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        For powers vested in the HFSF in case it participates in a Greek credit institution, please also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2014, 11.2% of the Bank's outstanding loans were to the Hellenic Republic and state-related entities, and 5.4% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Bank's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece".

C.  Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2014.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	100.00%	—	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Probank Leasing S.A.	Greece	84.52%	0.19%	84.71%
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1)	UK	—	—	—
Revolver 2008-1 PLC(1)	UK	—	—	—
Spiti PLC(1)	UK	—	—	—
Autokinito PLC(1)	UK	—	—	—
Agorazo PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S.	Turkey	82.23%	17.58%	99.81%
Finans Leasing A.S.	Turkey	29.87%	68.91%	98.78%
Finans Invest A.S.	Turkey	0.20%	99.61%	99.81%
Finans Portfolio Management A.S.	Turkey	0.02%	99.79%	99.81%
Finans Investment Trust A.S.	Turkey	5.30%	75.98%	81.28%
IB Tech A.S.	Turkey	—	99.81%	99.81%
Finans Factoring A.S.	Turkey	—	99.81%	99.81%
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S.	Turkey	—	50.90%	50.90%
International
The South African Bank of Athens Ltd	South Africa	76.21%	23.58%	99.79%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%
Hotel Perun—Bansko EOOD	Bulgaria	—	100.00%	100.00%
Banca Romaneasca S.A.	Romania	99.28%	—	99.28%
NBG Leasing IFN S.A.	Romania	6.43%	92.90%	99.33%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Banca NBG Albania Sh.a.	Albania	100.00%	—	100.00%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
Global Markets & Asset Management
NBG Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	98.10%	1.90%	100.00%
Probank M.F.M.C.	Greece	95.00%	5.00%	100.00%
Profinance S.A.	Greece	99.90%	0.10%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
NBG Securities Romania S.A. (formerly ETEBA Romania S.A.)	Romania	73.12%	26.88%	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
Insurance
NBG Bancassurance S.A.	Greece	100.00%	—	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.	Greece	—	95.00%	95.00%
NBG Insurance Brokers S.A.	Greece	99.90%	0.08%	99.98%
Audatex Hellas S.A.	Greece	—	70.00%	70.00%
FB Insurance Agency Inc	Greece	99.00%	—	99.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
National Insurance Agents & Consultants Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Other
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven) (under liquidation)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	0.00%	85.35%
Astir Marina Vouliagmenis S.A.	Greece	—	85.35%	85.35%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
Karela S.A.	Greece	—	100.00%	100.00%
Nash S.r.L.	Italy	—	100.00%	100.00%
Fondo Picasso	Italy	—	100.00%	100.00%
MIG Real Estate REIC	Greece	—	96.90%	96.90%
Egnatia Properties S.A	Romania	—	96.87%	96.87%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%
ARC Management One SRL(1)	Romania	—	100.00%	100.00%
ARC Management Two EAD(1)	Bulgaria	—	100.00%	100.00%

(1)
VIE in which the Bank is the primary beneficiary

D.  Property, Plant and Equipment

        As at December 31, 2014, the Group owned 2,962 properties, of which 1,934 are buildings. The Group's real estate portfolio was recorded at a net book value of EUR 1,726 million as at December 31, 2014, compared to EUR 1,023 million as at December 31, 2013, which is included in the U.S. GAAP Financial Statements under "premises and equipment". These properties are, for the most part, held free of encumbrances. Most of our properties are occupied by our branches and offices and so are where we maintain our customer relationships and administer our operations.

        Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 242 million as at December 31, 2014, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2012, 2013 and 2014, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2012			2013			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Domestic:
Assets:
Deposits with central bank	492	4	1%	424	2	1%	447	1	—
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	3,302	18	1%	2,052	10	1%	2,240	4	—
Trading, available for sale and held to maturity securities(1)	9,961	565	6%	5,497	260	5%	4,041	211	5%
Loans and other interest earning assets(2)	54,263	2,073	4%	48,675	1,869	4%	48,414	1,725	4%
Less: Allowance for loan losses	(4,437)	—	—	(5,789)	—	—	(6,782)	—	—
Net loans	49,826	—	—	42,886	—	—	41,633	—	—

Total interest earning assets	63,581	2,660	4%	50,859	2,141	4%	48,361	1,941	4%
Total non interest earning assets	13,120			12,426			10,977

Total assets	76,701			63,285			59,338

Liabilities:
Total deposits	72,635	1,242	2%	68,105	968	1%	58,741	663	1%
Securities sold under agreements to repurchase	285	9	3%	1,012	15	2%	1,534	15	1%
Long term debt, other borrowed funds and other interest bearing liabilities	—	—	—	48	3	6%	55	3	5%

Total interest bearing liabilities	72,921	1,250	2%	69,165	986	1%	60,330	681	1%
Total non interest bearing liabilities	12,692			8,287			9,055

Total Liabilities	85,612			77,452			69,385

	Year ended December 31,
	2012			2013			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Foreign:
Assets:
Deposits with central bank	2,155	4	0%	3,114	4	0.1%	2,985	3	—
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	1,791	31	2%	1,313	15	1.1%	1,577	24	2%
Trading, available for sale and held to maturity securities(1)	3,617	327	9%	10,727	316	2.9%	14,418	407	3%
Loans and other interest earning assets(2)	25,863	2,912	11%	26,778	2,701	10.1%	23,575	2,597	11%
Less: Allowance for loan losses	(1,997)	—	—	(1,104)	—	0.0%	(1,226)	—	—
Net loans	23,866	—	—	25,674	—	0.0%	22,350	—	—

Total interest earning assets	31,429	3,274	10%	40,828	3,036	7.4%	41,330	3,031	7%
Total non interest earning assets	4,017			3,640			7,052

Total assets	35,446			44,468			48,382

Liabilities:
Total deposits	22,427	1,276	6%	23,633	1,276	5.4%	25,693	1,110	4%
Securities sold under agreements to repurchase	1,168	51	4%	1,779	51	2.9%	3,724	82	2%
Long term debt, other borrowed funds and other interest bearing liabilities	4,305	156	4%	4,254	156	3.7%	6,190	269	4%

Total interest bearing liabilities	27,900	1,483	5%	29,666	1,483	5.0%	35,607	1,461	4%
Total non interest bearing liabilities	2,683			3,320			3,265

	30,583			32,986			38,872

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

	Year ended December 31,
	2013 vs. 2012			2013 vs. 2012
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(1)	—	(1)	—	2	(2)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	(8)	(7)	(1)	(16)	(8)	(7)
Trading, available for sale and held to maturity securities	(304)	(253)	(51)	(11)	643	(655)
Loans	(204)	(213)	9	(212)	103	(315)

Total Assets	(517)	(474)	(44)	(239)	740	(979)
LIABILITIES
Total deposits	(273)	(77)	(196)	(240)	69	(309)
Securities sold under agreements to repurchase	6	22	(16)	(8)	27	(35)
Long term debt and other borrowed funds	3	—	3	12	(2)	14

Total Liabilities	(264)	(55)	(209)	(236)	94	(330)

	Year ended December 31,
	2014 vs. 2013			2014 vs. 2013
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(1)	—	(1)	(1)	—	(1)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	(6)	1	(7)	9	3	6
Trading, available for sale and held to maturity securities	(49)	(69)	20	91	109	(18)
Loans	(144)	(10)	(134)	(104)	(323)	219

Total Assets	(200)	(78)	(122)	(5)	(211)	206
LIABILITIES
Total deposits	(305)	(133)	(172)	74	90	(16)
Securities sold under agreements to repurchase	—	8	(8)	39	47	(8)
Long term debt and other borrowed funds	—	—	—	101	77	24

Total Liabilities	(305)	(125)	(180)	214	214	—

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

	Year ended December 31,
	2012	2013	2014
	(EUR in millions, except percentages)
Domestic:
Average interest earning assets	63,581	50,860	48,361
Total interest income	2,659	2,142	1,941
Average interest bearing liabilities	72,921	69,165	60,330
Total interest expense	1,250	986	680
Net interest income	1,409	1,156	1,260
Net interest margin(1)	2.2%	2.3%	2.6%
Foreign:
Average interest earning assets	31,429	40,828	41,330
Total interest income	3,274	3,036	3,031
Average interest bearing liabilities	27,900	29,666	35,607
Total interest expense	1,483	1,247	1,461
Net interest income	1,791	1,789	1,570
Net interest margin(1)	5.7%	4.4%	3.8%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2012	2013	2014
	(EUR in millions, except percentages)
Net interest income before provision for loan losses	3,200	2,944	2,830
Net income / (loss)	(2,518)	69	(2,473)
Net income / (loss) attributable to NBG shareholders	(2,537)	37	(2,477)
Average total assets	112,147	107,754	107,720
Average NBG shareholders' equity(1)	(5,181)	(1,888)	2,363
Net interest income before provision for loan losses as a percentage of:
Average total assets	2.9%	2.7%	2.6%
Average NBG shareholders' equity(1)	—	—	—
Net income / (loss) as a percentage of:
Net income / (loss) attributable to NBG shareholders as a percentage of:
Average NBG shareholders' equity(1)	—	—	—
Average NBG shareholders' equity to average total assets	—	—	2.2%

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

Assets

Securities Portfolio

        On December 31, 2014, the Group's securities had a carrying value of EUR 18.3 billion, representing 16.8% of the Group's total assets and sovereign securities held accounted for EUR 16.9 billion, or 92.8% of the Group's securities portfolio. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, AFS and HTM.

        The market and book value of Greek government bonds and treasury bills bonds held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2014 was EUR 2,832 million and EUR 2,777 million respectively. The book value of Greek government bonds represents 2.6% of the Group's total assets.

        Furthermore, on December 31, 2014, the Group held debt securities rated Aaa to A3 (or equivalent), issued by Germany, the EFSF, ESM and EIB (classified as trading, AFS or HTM) with a market value of EUR 9,584 million and book value of EUR 9,397 million and through its subsidiary Finansbank, held securities issued by the Republic of Turkey (classified as trading, HTM and AFS) with a market and book value of EUR 3.0 billion.

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012		2013		2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)
Trading Account Securities
Debt securities issued by other governments and public sector entities	258	256	453	455	360	364
Greek treasury bills	3,229	3,222	2,083	2,086	1,802	1,799
Foreign treasury bills	1,664	1,663	127	126	133	133
Debt securities issued by companies incorporated in Greece	60	59	19	20	35	33
Debt securities issued by companies incorporated outside Greece	269	219	386	355	77	64
Equity securities issued by companies incorporated in Greece	31	30	56	26	4	2
Equity securities issued by foreign companies	6	8	78	7	4	7
Mutual funds	12	12	5	7	3	3

Total	5,529	5,469	3,207	3,082	2,418	2,405

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012				2013				2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	1,641	84	(43)	1,682	1,843	120	—	1,963	802	46	(111)	737
Debt securities issued by other governments and public sector entities	3,316	175	(3)	3,488	2,710	34	(88)	2,656	2,919	115	(13)	3,021
Greek treasury bills	—	—	—	—	157	—	—	157	168	—	—	168
Foreign treasury bills	318	—	(1)	317	340	—	—	340	270	—	(1)	269
Debt securities issued by companies incorporated in Greece	568	1	(82)	487	416	27	(34)	409	398	31	(27)	402
Debt securities issued by companies incorporated outside Greece	534	15	(42)	507	463	18	(20)	461	328	15	(13)	330
Equity securities issued by companies incorporated in Greece	56	32	—	88	73	35	(1)	107	35	9	(3)	41
Equity securities issued by companies incorporated outside Greece	19	8	—	27	9	10	—	19	8	11	—	19
Mutual fund units	460	37	(2)	495	242	32	(1)	273	215	6	(5)	216

Total available-for-sale securities	6,912	352	(173)	7,091	6,253	276	(144)	6,385	5,143	233	(173)	5,203

Held-to-maturity securities
Greek government bonds	120	31	(1)	150	67	65	—	132	73	55	—	128
Debt securities issued by other governments and public sector entities	92	19	—	111	10,064	101	(57)	10,108	10,269	260	—	10,529
Foreign treasury bills	144	—	—	144	109	—	—	109	99	—	—	99
Debt securities issued by companies incorporated outside Greece	—	—	—	—	120	2	—	122	204	9	—	213

Total held-to-maturity securities	356	50	(1)	405	10,360	168	(57)	10,471	10,645	324	—	10,969

        As at December 31, 2013 and 2014, the Group did not hold any U.S. federal debt securities.

	Year ended December 31, 2014
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in millions, except percentages)
Trading account debt securities:
Debt securities issued by other governments and public sector entities	132	3%	131	121	4%	121	87	3%	90	20	3%	22
Greek treasury bills	1,802	2%	1,799	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	123	0%	123	10	0%	10	—	0%	—	—	0%	—
Debt securities issued by Greek financial institutions	—	0%	—	2	5%	2	—	0%	—	—	0%	—
Debt securities issued by foreign financial institutions	16	4%	16	52	2%	39	—	0%	—	—	0%	—
Debt securities issued by companies incorporated in Greece	8	0%	9	15	6%	13	10	4%	9	—	0%	—
Debt securities issued by companies incorporated outside Greece	8	1%	8	1	0%	1	—	0%	—	—	0%	—

Total trading account debt securities	2,089	2%	2,086	201	3%	186	97	3%	99	20	3%	22

Available-for-sale debt securities:
Greek government and agencies	—	0%	—	490	5%	397	25	6%	22	287	6%	317
Debt securities issued by other governments and public sector entities	350	7%	351	1,047	7%	1,062	1,122	7%	1,163	400	5%	444
Greek treasury bills	168	2%	169	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	270	4%	270	—	0%	—	—	0%	—	—	0%	—
Corporate debt securities issued by companies incorporated in Greece	141	17%	160	157	13%	149	100	8%	93	—	0%	—
Debt securities issued by companies incorporated outside Greece	60	3%	58	87	2%	86	102	2%	110	79	4%	76

Total available-for-sale debt securities	989	6%	1,008	1,781	7%	1,694	1,349	7%	1,388	766	5%	837

Held-to-maturity securities:
Greek government and agencies	—	0%	—	—	0%	—	7	16%	14	66	12%	114
Debt securities issued by other governments and public sector entities	178	12%	177	3,200	2%	3,241	6,869	2%	7,087	22	5%	24
Foreign treasury bills	99	3%	99	—	0%	—	—	0%	—	—	0%	—
Debt securities issued by foreign financial institutions	—	0%	—	145	5%	150	46	6%	51	—	0%	—
Debt securities issued by companies incorporated outside Greece	—	0%	—	—	0%	—	13	6%	12	—	0%	—

Total held-to-maturity debt securities	277	9%	276	3,345	2%	3,391	6,935	2%	7,164	88	10%	138

  Loan Portfolio

        As at December 31, 2014, the amount of the Group's total net loans equaled EUR 65.4 billion. The Group's loan portfolio consists of 46.0% consumer and 54.0% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2014, loans to Greek residents represent 64.3% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government- related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2010, 2011, 2012, 2013 and 2014.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(EUR in millions)
Greek residents:
Consumer:
Residential mortgages	19,544	18,763	17,985	17,720	17,458
Credit card	1,773	1,527	1,459	1,381	1,317
Auto financing	406	309	209	138	88
Other consumer	4,853	4,763	4,709	4,694	4,207

Total	26,576	25,362	24,362	23,933	23,070

Commercial:
Industry and mining	3,675	4,084	5,132	4,725	5,217
Small-scale industry	2,090	1,962	1,779	2,123	1,929
Trade	7,789	7,375	7,038	7,562	7,425
Construction	1,227	1,132	987	1,082	1,098
Tourism	484	480	454	612	607
Shipping and transportation	2,153	2,217	2,182	2,174	2,437
Commercial mortgage	881	775	664	579	529
Public sector	8,861	8,711	5,608	5,848	5,390
Other	247	88	112	655	600

Total	27,407	26,824	23,956	25,360	25,232

Total Greek residents loans	53,983	52,186	48,318	49,293	48,302
Unearned income	(59)	(93)	(53)	(48)	(67)

Total Greek residents loans net of unearned income	53,924	52,093	48,265	49,245	48,235

        The Bank has on its balance sheet under the line item "Commercial loans—Public sector" an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31, 2014, was EUR 4.8 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(EUR in millions)
Foreign:
Consumer:
Residential mortgages	4,726	4,148	4,368	3,889	3,679
Credit card	3,504	3,763	5,190	4,244	3,526
Auto financing	206	144	107	62	39
Other consumer	3,084	2,991	3,888	3,680	4,281

Total	11,520	11,046	13,553	11,875	11,525

Commercial:
Industry and mining	2,974	3,020	2,569	2,322	2,894
Small-scale industry	1,449	1,296	1,496	1,721	2,502
Trade	3,785	3,601	3,684	3,722	5,299
Construction	1,598	1,629	1,813	1,999	2,103
Tourism	397	279	277	348	508
Shipping and transportation	781	800	813	786	852
Commercial mortgage	701	647	619	262	228
Public sector	392	281	238	252	232
Other	1,708	1,479	1,186	858	689

Total	13,785	13,032	12,695	12,270	15,307

Total foreign loans	25,305	24,078	26,248	24,145	26,832
Unearned income	(190)	(168)	(179)	(155)	(159)

Total foreign loans net of unearned income	25,115	23,910	26,069	23,990	26,673
Total loans net of unearned income	79,038	76,003	74,334	73,235	74,908

Less: Allowance for loan losses	(3,175)	(6,551)	(7,318)	(7,751)	(9,492)

Total net loans	75,863	69,452	67,016	65,484	65,416

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and variable rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation which is less expensive and easier to record than mortgages. See, below in Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management—Loan Approval Process". Greek government-subsidized mortgage loans were offered by the Group to domestic borrowers who meet certain criteria.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2014.

	Year ended December 31, 2014
	Within one year or less	After one year through five years	After five years	Total
	(EUR in millions)
Greek Residents:
Consumer:
Residential mortgages	5,520	2,468	9,470	17,458
Credit card	1,317	—	—	1,317
Auto financing	58	29	1	88
Other consumer	2,662	740	805	4,207

Total	9,557	3,237	10,276	23,070

Commercial:
Industry and mining	2,699	1,621	897	5,217
Small-scale industry	1,144	533	252	1,929
Trade	4,398	2,036	991	7,425
Construction	747	215	136	1,098
Tourism	347	174	86	607
Shipping and transportation	1,104	908	425	2,437
Commercial mortgages	252	187	90	529
Public sector	442	791	4,157	5,390
Other	478	54	68	600

Total	11,611	6,519	7,102	25,232

Total Greek residents loans	21,168	9,756	17,378	48,302

Foreign:
Consumer:
Residential mortgages	133	1,565	1,981	3,679
Credit card	3,074	375	77	3,526
Auto financing	12	26	1	39
Other consumer	671	2,977	633	4,281

Total	3,890	4,943	2,692	11,525

Commercial:
Industry and mining	1,448	867	579	2,894
Small-scale industry	1,892	492	118	2,502
Trade	2,421	1,908	970	5,299
Construction	764	651	688	2,103
Tourism	148	265	95	508
Shipping and transportation	245	389	218	852
Commercial mortgages	117	74	37	228
Public sector	53	61	118	232
Other	183	328	178	689

Total	7,271	5,035	3,001	15,307

Total foreign loans	11,161	9,978	5,693	26,832
Unearned income	(113)	(82)	(31)	(226)

Loans, net of unearned income	32,216	19,652	23,040	74,908
Less: Allowance for loan losses	(9,492)	—	—	(9,492)

Total net loans	22,724	19,652	23,040	65,416

        Out of the Group's loans outstanding at December 31, 2014 that are due after one year, EUR 16.0 billion had fixed interest rates while EUR 26.7 billion had variable interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the year ended December 31, 2012 was to Turkey, Bulgaria, Romania, Fyrom, and for the years ended December 31, 2013 and 2014 was to Turkey, Bulgaria, Romania, Fyrom and United Kingdom. These foreign country outstandings represent additional economic and political risks. For additional information on the macroeconomic and political risks from operating in Turkey, as well as for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2012, 2013 and 2014, in each foreign country where such outstanding amounts exceeded 1% of the Group's total assets.

	Year ended December 31, 2012
	Country
	Turkey	Bulgaria	Romania	FYROM
	(EUR in millions)
Loans	17,436	3,030	1,813	826
Interest bearing deposits with banks	803	80	23	—
Other investments	2,821	248	225	257
Other monetary assets	2,263	380	246	97

Total	23,323	3,738	2,307	1,180

	Year ended December 31, 2013
	Country
	Turkey	Bulgaria	Romania	United Kingdom	FYROM
	(EUR in millions)
Loans	15,900	2,829	1,720	221	877
Interest bearing deposits with banks	64	37	11	112	—
Other investments	1,817	323	255	946	299
Other monetary assets	2,774	261	302	162	81

Total	20,555	3,450	2,288	1,441	1,257

	Year ended December 31, 2014
	Country
	Turkey	Bulgaria	Romania	United Kingdom	FYROM
	(EUR in millions)
Loans	19,013	2,784	1,605	198	937
Interest bearing deposits with banks	117	43	12	78	11
Other investments	2,040	433	279	1,123	299
Other monetary assets	3,060	252	195	31	99

Total	24,230	3,512	2,091	1,430	1,346

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets at December 31, 2012, 2013 and 2014.

	Year ended December 31, 2012
	Country
	Turkey	Bulgaria	Romania	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	2,693	625	576	124
Credit card	5,030	89	7	50
Auto financing	55	18	10	14
Other consumer	2,607	499	316	292

Total	10,385	1,231	909	480

Commercial:
Industry and mining	1,735	273	111	136
Small-scale industry	1,156	248	17	—
Trade	2,460	492	166	83
Construction	798	374	128	31
Tourism	151	62	28	10
Shipping and transportation	463	133	20	13
Mortgages	102	23	390	—
Public sector	53	5	—	—
Other	266	217	55	72

Total	7,184	1,827	915	345

Total loans	17,569	3,058	1,824	825

	Year ended December 31, 2013
	Country
	Turkey	Bulgaria	Romania	United Kingdom	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	2,228	588	608	16	132
Credit card	4,084	85	8	—	53
Auto financing	34	16	—	—	9
Other consumer	2,415	458	297	—	321

Total	8,761	1,147	913	16	515

Commercial:
Industry and mining	1,586	265	116	4	144
Small-scale industry	1,322	253	9	—	—
Trade	2,717	413	126	60	91
Construction	876	314	323	88	31
Tourism	214	54	42	—	11
Shipping and transportation	394	79	29	17	13
Mortgages	—	18	144	35	—
Public sector	50	14	—	—	—
Other	115	287	19	—	72

Total	7,274	1,697	808	204	362

Total loans	16,035	2,844	1,721	220	877

	Year ended December 31, 2014
	Country
	Turkey	Bulgaria	Romania	United Kingdom	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	2,047	551	612	15	140
Credit card	3,365	81	8	—	59
Auto financing	17	14	—	—	5
Other consumer	2,981	447	276	—	350

Total	8,410	1,093	896	15	554

Commercial:
Industry and mining	2,174	281	114	5	156
Small-scale industry	2,124	253	6	—	—
Trade	4,306	399	91	29	98
Construction	1,090	360	279	95	28
Tourism	382	44	39	2	10
Shipping and transportation	494	74	22	16	16
Mortgages	—	—	139	37	—
Public sector	58	14	—	—	—
Other	117	280	18	—	74

Total	10,745	1,705	708	184	382

Total loans	19,155	2,798	1,604	199	936

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

        The discussion below relates to the Bank and Finansbank. The loan approval process across our banking subsidiaries (Finansbank, UBB, Banca Romaneasca, Vojvodjanska, Stopanska Banka, NBG Cyprus, NBG Albania and SABA) is substantially similar, differing primarily in the thresholds applied for different approval levels. Approval levels are driven by local regulations as well as adjustments to reflect the size of our operations in a given subsidiary and material exposures will require approval by NBG's International Corporate Credit Committee and/or the NBG International Credit Division.

  National Bank of Greece

  Corporate Banking

        The Bank has established a centralized credit approval process, which is governed by the Credit Policy for the Corporate Banking Portfolio (the "Credit Policy"). The Corporate Banking Portfolio includes all corporate customers managed by Corporate Banking including those handled by the SAU, established in 2014. The SAU has incorporated previous Work-out and NPL divisions and is responsible for handling the part of the portfolio which requires special treatment (less strong credit standing, in need of restructuring, non performing etc.). The Credit Policy addresses core credit policies and procedures for identifying, measuring, approving and reporting credit risk. To this end, it includes a set of rules related to the extensions of credit and the granting of approval authority.

        We have established criteria for corporate and institutional lending, which may vary by industry segment. Industries include manufacturing, wholesale trade, logistics and communication, services, retail, energy, construction, food, textiles, hotels, restaurants etc. The underwriting process and credit evaluation are fully centralized. All of the Bank's corporate customers are rated through the Moody's Risk Analyst™ ("MRA") platform. The platform comprises four rating models for companies, according to the existence of full financial statements by the firm and to the specificity of the obligor's business. More than 70% of corporate customers are rated using a standard Corporate Rating Model ("CRM") which collects and analyzes historical and projected financial information, taking also into consideration qualitative parameters like the industry sector and an assessment of the company's management. CRM's assessment criteria are set by Group Risk Control and Architecture Division ("GRCAD"). Another 28% of corporate customers are assessed through specialized lending models (incl. shipping and project finance) and other scorecards (e.g. for firms with limited or no financial data). There are comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value with the requirement to have at least two individuals involved (the "four-eyes principle") throughout the underwriting process.

        The loan approval process relies on both qualitative criteria (such as information on industry of operation, history of the borrower, information on the management, and dependence on key personnel) as well as quantitative criteria arising from the financial information of the borrower. We focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. In addition, consideration of the future prospects of the borrower and its market is given through business plans, budgets as well as macroeconomic indicators. The analysis is based on the documents requested such as tax forms, recent financial statements, borrower's articles of incorporation, budgets, and other documents as applicable, depending on the purpose of the funding.

        When providing finance to smaller and financially weaker commercial and corporate borrowers we typically obtain security, such as a charge over business assets and/or real estate. For larger corporations and institutions, we typically require compliance with selected financial ratios and undertakings and we also obtain security depending on their credit standing and debt repayment capacity.

        Credit approvals are based on credit proposals prepared by Corporate Banking and submitted for approval as appropriate. The approval level primarily depends on the total amount of proposed facilities, tenor, the classification of the obligor and the sector. All credit extensions are subject to the approval of authorized Credit Division members or the Chief Credit Risk Officer. Different Credit committees and credit approval authorities apply to Corporate Portfolio.

        For the Corporate Portfolio, except for SAU, there are 11 levels of credit approval authority as follows:

  •
  level 1: For credit facilities over EUR 300 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors;

  •
  level 2: For credit facilities over EUR 70 million and up to EUR 300 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the General Manager of Corporate Banking, the Chief Credit Risk Officer, the Deputy General Manager of Corporate Banking, and the Credit Division Manager;

  •
  level 3: For credit facilities over EUR 12 million and up to EUR 70 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate Banking, the Deputy General Manager of Corporate Banking and the Credit Division Manager;

  •
  level 4: For credit facilities over EUR 5 million and up to EUR 12 million, approval authority is granted to the Deputy General Manager of Corporate Banking and the Credit Division Manager; and

  •
  levels 5 and below: For credit facilities up to EUR 5 million, approval authority is granted to a combination of Corporate Banking and Credit Division officers.

        For SAU, the levels of credit approval authority are as follows:

  •
  level 1 SAU: For credit facilities over EUR 70 million, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors;

  •
  level 2 SAU. : For credit facilities over EUR 12 million and up to EUR 70 million, approval authority is granted to the Bank's Credit Committee—"Level B SAU". The members of this committee are the General Manager of SAU, the Chief Credit Risk Officer, the Deputy General Manager of SAU, and the Credit Division Manager;

  •
  level 3 SAU : For credit facilities over EUR 5 million and up to EUR 12 million, the approval authority is granted to the Bank's Credit Committee—"Level A SAU". Members of this Committee are the General Manager of SAU, the Deputy General Manager of SAU and the Credit Division Manager;

  •
  level 4 SAU: For credit facilities over EUR 3 million and up to EUR 5 million, approval authority is granted to the Deputy General Manager of SAU and the Credit Division Manager; and

  •
  levels 5 and below: For credit facilities up to EUR 3 million, approval authority is granted to a combination of SAU and Credit Division officers.

  Retail Banking

        The Bank offers a full range of retail credit products ranging from credit cards to SME financing. Retail Banking is organized into four sub-divisions: Mortgage Lending, Consumer Banking, Credit Cards and Small Business Lending Unit (SBL).

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

        The credit granting processes and procedures are fully centralized with comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value. Although each sub-division maintains credit approval authorities, the credit approval process is ultimately governed by the Group Retail Credit Risk Division, which serves as the Retail Credit Policy custodian. It operates under the supervision of the Group Chief Risk Officer and takes active part in the credit approval process, its consent being necessary for exposures above certain levels. The rationale behind this organizational structure is to ensure the correct application of credit policy, to efficiently channel applications through the business pipeline while ensuring accuracy and consistency and to effectively monitor the client information input process. The Group Retail Credit Risk Division monitors and reviews the Retail Credit Policies, the Product Programs and the approved Policy amendments. In addition the Division cooperates closely with the Retail Banking Collection Division for the correct application of regulatory and legal adjustments (including Law 4224/2013 and Bank of Greece Executive Committee Directive #42).

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

        Apart from the application score, the Bank has established product-based standards for lending to individuals with key controls, including maximum PTI and maximum LTV, maximum loan tenor, application and behavioral scores that are considered for the analysis and final decision by the appropriate approval authority. As in Corporate Banking, the four-eyes principle is implemented throughout the underwriting process. In addition, periodic post approval reviews are conducted to ensure quality and completeness.

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

        In particular, all mortgage applications received by the Bank are rated using a bespoke application scorecard and a behavioral model which further enhances the credit decision. The application scorecard takes into account the applicant's and the guarantor's (if any) demographics, income, employment, credit history with the Bank as well as throughout the Greek banking system and the overall relationship with the Bank. The Bank has gradually increased the rejection score since February 2010. In addition, PTI and LTV ratios are also taken into consideration.

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

        Generally, approval LTV cannot exceed 75% of the asset's market value. Average LTV of mortgage loans originated in 2014 stood at 53.8% while in 2013 stood at 54.5%, compared to 62.8% in 2012. As at December 2014, average current LTV of the total Greek mortgage portfolio was 85.7%.

        Due to the abovementioned stringent underwriting criteria applied in recent years, our approval rate for mortgage lending has decreased from 80% in 2008 to 33% in 2011, 29% in 2012 and 49% in 2013. As customers' behavior matures in the environment developed by the 2008 crisis, there is a further increase in the approval rate which stands at 63% in 2014, compared to 49% in 2013. Customers have become conscious of the reduced availability of funding across banks and are willing to comply with additional terms placed by the underwriting teams in order to obtain funding. At the same time Bank's network service toward customers has been improved leading to more efficient applications. We expect that these actions will reduce the probability of default by reducing the generation of impaired loans in future years, and will also improve the loss rates as future impaired loans will be better collateralized. The underwriting process is centralized under Mortgage Lending. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. The loan security is typically in the form of a mortgage pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

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

        The Bank offers a wide range of mortgage products to both owner-occupiers and investors with variable, fixed, or a combination of fixed and variable interest rates, secured by a mortgage over the subject property or other acceptable collateral. Variable rate mortgages are indexed, based on three-month Euribor plus a spread, depending predominately on the customer's credit profile and loan characteristics (i.e. LTV and PTI ratios, loan purpose, loan amount). Tenor period may vary and reach up to 30 years (15 years in case of repairs or improvements), subject to an individual's age. Other than the aforementioned products, the Bank does not offer any hybrid loans or sub-prime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we define subprime loan as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as high debt to income ratios and inferior payment history.

        As at December 31, 2014, 10.7% of our mortgage portfolio in terms of balances is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

  Subsidized mortgages

        The Bank offers mortgages subsidized by the Hellenic Republic. The subsidies are available solely for mortgages extended to fund the purchase or construction of the borrower's primary residence. These subsidized mortgages are offered only in Greece, and are therefore not offered by any of our banking subsidiaries operating outside the Hellenic Republic.

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

        The housing program subsidized by Greek Worker Housing Association ("OEK") has been discontinued since mid-2010. The subsidy was calculated as a percentage of the loan's interest rate and depended on the borrower's family status and is offered for 9 years. The underwriting procedure was the one followed for a "typical" mortgage loan with the exception that the applicant had to submit to the Bank a certificate from OEK, that verified his/her eligibility as well as the property evaluation conducted by OEK.

        As at December 31, 2014, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 709 million, from EUR 1,062 million in December 2013 and EUR 1,541 million in December 2012. As at December 31, 2014 subsidized loans that are over 90dpd in principal or interest amount decrease to EUR 48 million, from EUR 74 million in 2013 and EUR 126 million in 2012.

  Guaranteed mortgages

        Mortgages guaranteed by the Hellenic Republic represent loans to victims of natural disasters (e.g. earthquakes, floods, landslides and fires), loans to Greeks repatriated from the former Soviet Union and loans to Greek Roma. The Hellenic Republic guarantees both the principal and the interest of these loans. Loan applications do not follow the Bank's origination process. Instead, all documentation as well as the loan application is submitted to the relevant public authority for approval. The maximum amount per loan is EUR 60,000 with the exception of the loans to victims of natural disasters where the loan amount is determined by the public authority, in accordance with the guidelines set by Greek legislation. These guaranteed mortgages are offered only in Greece, and are therefore not offered by any of our banking subsidiaries operating outside the Hellenic Republic.

        As at December 31, 2014, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 1,156 million, from EUR 1,232 million in December 2013 and EUR 1,322 million in December 2012. As at December 31, 2014, guaranteed loans that are over 90 days past due in principal or interest amount to EUR 65 million, compared to EUR 47 million in 2013 and EUR 47 million in 2012. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

  Consumer Loans—Credit Cards

        For personal loans and credit cards, the credit approval process is carried out through the use of bespoke credit scorecards, developed on the basis of historical data. These are used for the review of applications to ensure effective and accurate decision making. Sophisticated statistical methods are subsequently implemented to determine pricing and risk/return ratios. Furthermore, a behavioral model is used in the decision—making and line increase process as well as for strategic marketing.

        GRCAD produces, among other reports, ageing analyses by period of disbursement, issuing channel, and product type for various delinquency definitions. Exposures are pooled by application score and delinquency bucket to produce estimates of default frequencies. Consumer loans are generally not collateralized, with the exception of car loans.

  Small Businesses Lending

        The SBL Unit is organized into three small business credit centers in Athens, Thessaloniki and Patras. This geographical segmentation has been implemented in order to optimize administration procedures and maximize SBL portfolio management efficiency. The credit centers handle all of the Bank's credit applications from entrepreneurs or small businesses in their respective area of responsibility.

        The credit centers are staffed by lending teams under the supervision of a Team Leader, who in turn report to the Credit Center Head. Credit underwriters use an internal Risk Rating system to assist in their credit decisions when reviewing and making credit decisions on applications forwarded by branches. The input parameters are validated and calibrated in alignment with the macroeconomic environment. The model improves the quality of decision-making and reduces the time required for the credit evaluation process. In addition, an, internally developed, behavioral scoring model is embedded into the SME Risk Rating system in order to continually assess repayment behavior and performance and further enhance the quality of credit decisions regarding to the existing portfolio.

        There are four credit approval authority levels applicable to SBL lending. However, SBL credit exposures above EUR 1.5 million and up to EUR 3 million must also be approved by the Group Retail Credit Manager and the SBL's Head while SBL credit exposures in excess of EUR 3 million have to be approved jointly by the Group Credit Risk Officer and the General Manager of Retail Banking.

        In September 2014, and in accordance with Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42, the Bank put into effect the SBL Special Asset Division, which is responsible for the management of troubled SBL exposures. The SBL Special Asset Division operates independently from the SBL Unit under a specific Credit Policy Manual and Executive Directives and with distinct credit authority levels management structure and reporting lines.

        The SBL Special Asset Division can offer a range of short, medium and long term solutions (including rescheduling, restructuring etc) as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is outlined in the respective Credit Policy manual which is in line with the provisions of Greek Law 4224/2013 and Bank of Greece Executive Committee Directive 42.

  Collateral

        Collateral values and related trends in Greece are monitored and updated based on independent appraisals, an independent published Greek real property index and official reports prepared by the Bank of Greece.

        For the mortgage portfolio, only in very rare cases we expect to recover the outstanding balance through foreclosure taking into consideration the LTV ratio. The average current LTV of our mortgage portfolio at December 31, 2014 was 85.7% up from 74.7% as at December 31, 2013, mainly due to the fall in property prices. We believe that the possibility of foreclosure deters customers from missing payments. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the values of collateral.

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

        Finansbank's Board of Directors has the right to grant loans within the limits set by Turkish Banking Law and may assign its credit-granting authority to the Credit Committee and Finansbank head office up to 1% and 10% of capital, respectively. Finansbank may delegate this credit-granting authority in its units, regional offices and branches. Finansbank head office and regions are authorized to approve exposures up to TRY 80 million.

        Loans between TRY 80 million and TRY 800 million are approved by the Credit Committee, which consists of the General Manager and three permanent and two reserve members of the Finansbank Board of Directors. Extensions of credit in excess of TRY 800 million are approved by the Board of Directors.

Risk Management—Credit Review Policies

        The NBG Group has implemented a systematic control and monitoring framework for credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. Credit risk policies are established at the level of the NBG Group and are applied by each banking subsidiary, subject to adjustments as may be required by national banking regulators. The Group Risk Control and Architecture Division ("GRCAD") along with NBG International Credit Division coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources-Asset/Liability, Internal Audit and Risk Management-Risk Management Governance".

  National Bank of Greece

  Credit Proposal Standards

        The Credit Policy determines the contents of credit proposals for the Corporate Banking Portfolio, which are evaluated at least annually depending on the classification of the obligor and on the decision of the Credit Committee. Each credit proposal includes, among other items, the purpose and amounts of the facilities proposed, their main terms and conditions, key risks and mitigants, the risk rating and classification status of the obligor and business, financial and industry reviews and analyses.

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

        The Bank manages its corporate credit granting function, controls credit exposures and ensures regulatory compliance with a set of obligor, industry and concentration limits. The assignment of obligor limits is directly related to the obligor risk rating.

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

        The SAU Division is responsible for monitoring and collecting past due amounts for corporate portfolios, ensuring proactive remedial management and reducing costs.

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

        Furthermore, the Retail Banking Collection Division is responsible for implementing and monitoring the correct application of the provisions as outlined in Law 4224/2013 and Bank of Greece Executive Committee Directive #42. In this context, short, medium and long term solutions have been developed as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is comprehensively outlined in relative specific product programs (which include decision-tree approaches) and executive directives.

        The Group Retail Credit Risk Division monitors the correct implementation and review of the Retail Credit Policies, the Product Programs and the approved Policy Amendments. In addition the Division cooperates closely with the Retail Banking Collection Division for the correct application of regulatory and legal adjustments (including Law 4224/2013 and Bank of Greece Executive Committee Directive #42).

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

        Finansbank has established maximum concentration limits for specific sectors and industries in order to diversify risk and thereby lessen the impact it has on the value of Finansbank's credit portfolio. In addition to aggregated limits per customer, there are also base limits per product in place. The counterparty credit risk exposure limits cover the potential future exposure calculations that may result from to market fluctuations.

        Finansbank actively mitigates risk through collateral management. In doing so, it must meet certain legal and operational requirements with respect to its collateral. Particularly, the enforceability of collateral arrangements must be confirmed through sufficient legal review under the applicable law in all relevant jurisdictions. If the collateral is held by a third party, the collateral should be segregated from the third party's own assets. The market value of the collateral should be appraised annually at a minimum, but appraisal at more frequent intervals may be required whenever there is a reason to believe that the collateral's market value has decreased significantly.

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

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

  Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 20,044 million as at December 31, 2014 compared to EUR 19,573 million as at December 31, 2013. This corresponds to 26.8% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 16,450 million or 82.1% were held by the Bank. This amount represented 33.9% of the Bank's loan portfolio.

        When an account is classified as non-accruing, the Bank immediately initiates all required actions (both business and legal) to recover or settle the outstanding balance. The Bank has dedicated divisioins responsible for the collection of non-accruing loans in coordination with Corporate and Retail Banking.

        The Bank's non-accruing loans, including those that have been restructured, are monitored by the credit staff at the Bank's specialized divisions, certain regional branches and specialized branches which handle only non-accruing loans. The prospects of recovery and the estimated losses are frequently reviewed. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management—Credit Review Policies".

  Treatment of Non-accruing Loans in Turkish and International Operations

        For Turkish and International entities, the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. When overdue amounts are fully repaid, companies renew their balance sheet accruals. Remedial management procedures are employed for loans falling under the non-accruing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions. The second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management—Credit Review Policies".

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

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2010, 2011, 2012, 2013 and 2014:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	680	668	639	436	306
Past due 180 days—365 days	51	102	191	146	—

Total accruing loans	731	770	830	582	306

Non-accruing loans:
Past due 0 days—90 days	—	1807	2,159	3,447	2,865
Past due 90 days—180 days	393	881	1,007	925	479
Past due 180 days—365 days	1,052	1,455	1,946	1,397	986
Past due 365 days or more	2,903	4,581	7,619	10,123	12,275

Total non-accruing loans	4,348	8,724	12,731	15,892	16,605

Foreign loans:
Accruing loans:
Past due 90 days—180 days	205	66	23	10	5
Past due 180 days—365 days	64	91	183	—	—

Total accruing loans	269	157	206	10	5

Non-accruing loans:
Past due 0 days—90 days	—	487	465	811	577
Past due 90 days—180 days	445	227	305	302	226
Past due 180 days—365 days	364	402	358	414	607
Past due 365 days or more	1,268	1,627	2,066	2,154	2,029

Total non-accruing loans	2,077	2,743	3,194	3,681	3,439

Subsidized and guaranteed domestic mortgages

	Year ended December 31,
	2013	2014
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days—180 days	53	35
Past due 180 days—365 days	—	—

Total accruing loans	53	35

Non-accruing loans:
Past due 0 days—90 days	—	—
Past due 90 days—180 days	—	—
Past due 180 days—365 days	15	10
Past due 365 days or more	54	67

Total non-accruing loans	69	77

        Non-accruing loans amounted to EUR 20,044 million as at December 31, 2014 compared to EUR 19,573 million and EUR 15,926 million as at December 31, 2013 and 2012, respectively. Total non-accruing loans increased by 38.9%, 22.9% and 2.4% between 2011 and 2012, 2012 and 2013, and 2013 and 2014, respectively with the majority of the increase due to domestic non-accruing loans both in 2012, 2013, and 2014. The increase is due to the deterioration of the quality of our portfolio due to the worse than anticipated trend in the Greek economy and the increased political uncertainty.

        For the year ended December 31, 2013 and 2014, the amount of loans that have been modified in the past and were removed from non-accruing status and returned to accruing status amounted to EUR 127 million and EUR 134 million, respectively.

Modifications and TDRs

        Since 2010, the Group, and mainly the Bank, implemented various loan modification programs that aim to reduce customers' monthly installments to a more viable level. Restructuring efforts have been continued throughout 2011, 2012, 2013 and 2014 and several new products are proposed to customers. (see Item 4.B, "Business Overview—Banking Activities in Greece").

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

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 days and accruing and more than 90 days as at December 31, 2012, 2013 and 2014:

		Year ended December 31, 2012
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
		(EUR in millions)
Residential mortgage	1	207	2	211	822	368	745	1,935
Credit cards	—	183	—	183	79	—	—	79
Other consumer	—	139	1	140	503	130	128	761
Small business loans	—	7	—	7	255	81	60	396
Other commercial	2	115	—	116	390	95	134	619

Total	3	651	3	657	2,049	674	1,067	3,790

		Year ended December 31, 2013
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
		(EUR in millions)
Residential mortgage	2	318	6	326	1,049	163	553	1,765
Credit cards	—	—	—	—	309	—	—	309
Other consumer	2	164	—	166	438	61	66	565
Small business loans	—	25	—	25	255	31	129	415
Other commercial	—	82	—	82	855	88	—	943

Total	4	589	6	599	2,906	343	748	3,998

		Year ended December 31, 2014
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
		(EUR in millions)
Residential mortgage	27	421	7	455	802	173	514	1,489
Credit cards	78	74	—	152	124	33	—	157
Other consumer	9	117	—	126	237	55	81	373
Small business loans	19	64	—	83	306	55	56	417
Other commercial	48	435	—	483	386	42	135	563

Total	181	1,111	7	1,299	1,855	358	786	2,999

        TDR loans granted during the year ended December 31, 2013 amounted to EUR 3,998 million and increased by 5.5% compared to TDR loans granted during the year ended December 31, 2012. The significant amount of loans restructured during 2013 reflected the efforts made by the Bank to propose new and more efficient restructuring products to its customers.

        TDR loans granted during the year ended December 31, 2014 amounted to EUR 2,999 million and decreased by 25.0% compared to TDR loans granted during the year ended December 31, 2013. The decrease is due to the revision of estimates regarding the triggers used to determine whether an exposure is TDR. More specifically, the Group updated the criteria applied in order to estimate if a borrower is in financial difficulty or not, taking into consideration the credit quality indicators of its loans' portfolio i.e., the delinquency status of its consumer segment and the delinquency status and credit rating for its commercial segment.

        Modified not TDR loans and TDRs decreased by 8.8% between 2012 and 2013 and are mainly constituted by Finansbank's loan interest rate modifications, which are offered to customers that can obtain funds from other sources at a market interest rate.

        Modified not TDR loans increased by 116.9% between 2013 and 2014 mainly due to the change in Group's estimate described above.

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

        As at December 31, 2014, the percentage of TDRs loans granted during the last 12 months that became past due (+30 dpd) was 28.2% for consumer loan portfolio and 22.2% for commercial loan portfolio, and 27.1% and 20.6%, respectively for modified loans. As at December 31, 2013, the respective percentages were 25.3% for consumer loan portfolio and 19.2% for commercial loan portfolio, and 10.4% and 5.1%, respectively for modified loans.

        As at December 31, 2013 and 2014, the percentage of modified loans which were subsequently modified again was 22.5% and 47.7%, respectively; the increase compared to 2013 is due to the revision of estimates regarding the triggers used to determine whether an exposure is TDR. These loans are included in the percentage of TDR granted in the last 12 months that became past due (+30 days past due) after modification only if their last modification occurred during the last 12 months and they have become past due (+30 days past due) subsequent to re-modification.

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

  a)
  Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days,

  b)
  Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2013 and 2014.

	Year ended December 31,
	2013			2014
	(EUR in millions)
	Total consumer loans	Total corporate loans	Total PPLs	Total consumer loans	Total corporate loans	Total PPLs
Domestic loans	622	8,490	9,112	573	9,566	10,139
Foreign loans	362	1,552	1,914	400	2,498	2,898

	984	10,042	11,026	973	12,064	13,037

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(EUR in millions)
Impairment methodology:
Specific	564	2,812	1,973	1,808	2,330
Coefficient	106	198	235	242	330
Homogeneous	1,452	2,424	3,589	4,159	5,128
Foreign	1,053	1,117	1,521	1,542	1,704

Total loan loss allowance	3,175	6,551	7,318	7,751	9,492

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2013 compared with the year ended December 31, 2012."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(EUR in millions)
Domestic:
Balance at beginning of year	1,325	2,123	5,434	5,797	6,210
Add: Allowances for probable loan losses from continuing operations	878	3,379	1,844	541	1,696
Write-offs	(85)	(77)	(126)	(138)	(107)
Recoveries	5	8	3	11	9

Less: Net write-offs	(80)	(69)	(123)	(127)	(98)
Loans exchanged in the PSI	—	—	(1,357)	—	—
Translation differences	—	1	(1)	(1)	(20)

Domestic balance at end of year	2,123	5,434	5,797	6,210	7,788

Foreign:
Balance at beginning of year	740	1,052	1,117	1,521	1,541
Add: Allowances for probable loan losses from continuing operations	327	325	478	428	476
Write-offs	(55)	(92)	(94)	(111)	(82)
Recoveries	18	23	16	77	69

Less: Net write-offs	(37)	(69)	(78)	(34)	(13)
Sale of impaired loans	—	(107)	(8)	(216)	(330)
Translation differences	22	(84)	12	(158)	30

Foreign balance at end of year	1,052	1,117	1,521	1,541	1,704

Total balance at end of year	3,175	6,551	7,318	7,751	9,492

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(%)
Allowance for loan losses as a percentage of total loans	4.0	8.6	9.8	10.6	12.7
Recoveries of loans to loans written-off in the previous year	11.8	22.2	11.0	40.0	31.3
Allowance for loan losses as a percentage of non-accruing loans	49.4	57.1	45.9	39.6	47.4

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

	2010		2011		2012		2013		2014
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in millions, except percentages)
Greek residents:
Consumer
Residential mortgages	229	25	529	25	894	24	881	25	1,273	23
Credit card	335	2	416	2	536	2	640	2	667	2
Auto financing	—	1	—	—	—	—	—	—	—	—
Other consumer	593	6	1,010	6	1,470	7	1,803	6	1,964	6

Total	1,157	34	1,955	33	2,900	33	3,324	33	3,904	31

Commercial
Industry and mining	263	5	515	5	761	7	771	6	895	7
Small-scale industry	99	3	177	3	217	2	385	3	861	3
Trade	378	10	654	10	960	9	1,122	10	1,422	9
Construction	135	1	153	2	226	1	246	1	314	1
Tourism	24	—	39	1	60	1	41	1	76	1
Shipping and transportation	45	3	55	3	66	3	101	3	162	3
Commercial mortgages	9	1	15	1	20	1	17	1	–33	1
Public sector	—	11	1,855	11	533	8	79	8	63	7
Other	13	—	16	—	54	—	125	1	124	1

Total	966	34	3,479	36	2,897	32	2,887	34	3,884	33

Total Greek residents loans	2,123	68	5,434	69	5,797	65	6,211	67	7,788	64

Foreign:
Consumer
Residential mortgages	51	6	56	5	68	6	77	5	87	5
Credit card	216	4	246	5	371	7	296	6	290	5
Auto financing	—	—	—	—	1	—	—	—	—	—
Other consumer	253	4	304	4	382	5	383	5	379	6

Total	520	14	606	14	822	18	756	16	756	16

Commercial
Industry and mining	144	4	130	4	175	4	211	4	237	4
Small-scale industry	40	2	44	2	133	2	105	2	162	3
Trade	178	5	166	5	119	5	231	6	270	7
Construction	54	2	70	2	107	2	97	3	124	3
Tourism	13	1	14	—	55	—	31	—	39	1
Shipping and transportation	15	1	17	1	15	1	26	1	31	1
Commercial mortgages	4	1	7	1	46	1	41	—	44	—
Other	84	2	63	2	49	2	42	1	41	1

Total	532	18	511	17	699	17	784	17	948	20

Total foreign loans	1,052	32	1,117	31	1,521	35	1,540	33	1,704	36

Unallocated
Total Allowance for loan losses	3,175	100	6,551	100	7,318	100	7,751	100	9,492	100

(1)
Percentages represent the balance of loans in the respective category as a percentage of the total loan balance.

Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2010, 2011, 2012, 2013 and 2014 is presented in the following table:

	Year ended December 31,
	2010	% of total loans	2011	% of total loans	2012	% of total loans	2013	% of total loans	2014	% of total loans
	(EUR in millions, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	60	0.07	31	0.04	82	0.12	69	0.11	43	0.07
Real estate—construction	4	0.01	11	0.02	3	0.01	29	0.04	—	—
Real estate—mortgage	4	0.01	6	0.01	10	0.01	11	0.02	—	—
Other loans to individuals	17	0.02	29	0.04	31	0.05	29	0.04	64	0.10

Total write-offs for loans to Greek residents	85	0.11	77	0.11	126	0.19	138	0.21	107	0.17

Foreign:
Commercial and industrial	15	0.02	42	0.06	67	0.10	72	0.11	26	0.04
Real estate—construction	7	0.01	1	—	2	—	1	—	2	—
Real estate—mortgage	—	—	4	0.01	1	—	8	0.01	2	—
Other loans to individuals	33	0.04	46	0.07	24	0.04	30	0.05	52	0.08

Total write-offs for foreign loans	55	0.07	93	0.14	94	0.14	111	0.17	82	0.12

Total write-offs	140	0.18	170	0.25	220	0.33	249	0.38	189	0.29

Recoveries
Greek Residents:
Commercial and industrial	—	—	—	—	(1)	—	—	—	(4)	0.01
Other loans to individuals	(5)	0.01	(8)	0.01	(2)	—	(11)	0.02	(5)	0.01

Total recovery on loans to Greek residents	(5)	0.01	(8)	0.01	(3)	—	(11)	0.02	(9)	0.02

Foreign:
Commercial and industrial	(12)	0.01	(8)	—	(6)	0.01	(23)	0.04	(2)	—
Real estate—construction	—	—	—	—	—	—	—	—	—	—
Real estate—mortgage	—	—	—	—	—	—	—	—	(1)	—
Other loans to individuals	(6)	0.01	(15)	0.02	(10)	0.02	(54)	0.08	(66)	0.10

Total recovery on foreign loans	(18)	0.02	(23)	0.02	(16)	0.03	(77)	0.12	(69)	0.10

Total recoveries	(23)	0.03	(31)	0.03	(19)	0.03	(88)	0.14	(78)	0.12

  Developments in domestic loans write-offs

        Since 2008 in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the expectations of the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans we have postponed legal actions taken against past due customers and modified our write-off policy. This policy change has extended the maximum period from up to three to up to five years before taking write-offs in our unsecured portfolio. In addition we have introduced modification programs for loans more than 90 days past due in order to assist our customers in servicing their debt. These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed. As at December 31, 2014, domestic write-offs amount to EUR 107 million compared to EUR 138 million as at December 31, 2013, and were still influenced by the change in the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consisted of corporate and small business loans individually assessed which were, either partially written-off, keeping only the secured balance on balance sheet, or written-off completely.

        As at December 31, 2013 and 2014, unsecured consumer and credit card exposures whose agreement has been terminated for more than 3 years and SBL exposures that are fully provided for but yet not written off amounted to EUR 1,328 million and EUR 1,805 million, respectively. The write-off of these loans would result in a reduction of the allowance for loan losses on the balance sheet by EUR 1,265 million in 2013 and EUR 1,657 million in 2014, respectively. Had we written-off these loans, the non-accruing loans ratio as at December 31, 2013 and 2014 would have been 25.4% instead of 26.7% and 24.9% instead of 26.8%, respectively. Furthermore, the non-accruing loans coverage ratio as at December 31, 2013 and 2014 would have been 35.5% instead of 39.6% and 43.0% instead of 47.4%, respectively.

  Developments in international loans write-offs

        Turkey and the countries in South Eastern Europe in which we operate do not face the unprecedented crisis that Greece is currently facing and the enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece and non-accruing loans and write-offs decreased during 2014.

        In 2014, foreign write-offs amount to EUR 82 million and mainly constitute of consumer loans write-offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, in each of the three years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012		2013		2014
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in millions, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	3,726	0.92	4,596	1.11	5,625	0.78
Savings	16,642	0.25	15,455	0.22	15,592	0.11
Time deposits	16,633	2.85	19,589	3.30	20,864	2.44
Interbank	32,717	1.87	25,781	0.73	15,333	0.14
Other	519	3.59	621	3.09	539	2.51
Non-Greek residents or foreigners:
Demand deposits	449	0.80	353	0.81	818	0.81
Savings	19	0.26	19	0.26	174	0.26
Time deposits	166	2.30	159	2.30	1,034	2.30
Interbank	666	1.07	683	0.37	636	0.22
Deposits in foreign banking offices:
Banks located in foreign countries	4,089	2.17	3,873	1.36	2,925	2.07
Other foreign demand deposits	1,786	0.92	2,079	0.71	2,297	0.52
Other foreign time and savings deposits	17,650	6.89	18,532	5.33	18,597	5.73

Total deposits	95,062	2.65	91,740	2.18	84,434	2.10

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$ 0.1 million or more of the Group's operations by remaining maturity at December 31, 2014. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$ 0.1 million or more has been based on exchange rates at December 31, 2014.

Year ended December 31, 2014
(EUR in millions)
Domestic Operations:(1)
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	19,444
Over 3 through 6 months	3,091
Over 6 through 12 months	2,771
Over 12 months	2,992

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	28,298

Foreign Operations:
Time certificates of deposit in amounts US$0.1 million or more:
3 months or less	131
Over 6 through 12 months	1
Over 12 months	4
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	8,478
Over 3 through 6 months	527
Over 6 through 12 months	493
Over 12 months	305

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	9,939

(1)
As at December 31, 2014 Domestic Operations did not have any time certificates of deposit in amounts of US$0.1 million or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(EUR in millions, except percentages)
End of period	2,027	1,678	2,310
Maximum month-end amount during the period	2,027	1,822	2,310
Average amount	836	1,560	1,966
Weighted average interest rate	8.52%	6.74%	4.48%

        Of the year-end balance as at December 31, 2014, 99.7% relates to Finansbank borrowings.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2014.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are one of the largest financial institutions in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10 million deposit accounts, 2 million lending accounts, 528 branches and 1,414 ATMs as at December 31, 2014. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB and, since the beginning of 2015, from the ELA of the Bank of Greece.

Key Factors Affecting Our Results of Operations

Overview of the Crisis, Recent Market and Regulatory Developments

The Hellenic Republic's Economic Crisis

        The Greek economy continued to face significant macroeconomic challenges, originating from the unprecedented effort to correct, since 2010, sizeable fiscal imbalances which were compounded by high uncertainty, an extraordinary contraction of economic activity and deep-rooted structural vulnerabilities which made the achievement of the objectives set out in the Program an enormous challenge.

        In 2013, adjustment policies began to bear fruit as a primary surplus of 1.2% of GDP in the general government budget (according to the "Program" definition, Greek Government Budget 2015, Introductory Note)—a year earlier than the Program target. Moreover, a surplus of 0.6% of GDP has been registered in the current account balance of Greece's external transactions, for the first time in sixty years. The current account deficit in Greece's external transactions decreased by 15.5% of GDP between 2008 and 2013. The cyclically adjusted primary balance improved by almost 16% of GDP between 2009 and 2013, and in 2013 it was two time higher than the European average (IMF Fiscal Monitor, October 2014).

        In 2014 following six consecutive years of severe contraction, Greece's economy began to grow since the second quarter of 2014 and gained further momentum the second half of 2014 (1.4% year-on-year, ELSTAT data). Real GDP increased by 0.7% year-on-year in 2014 (ELSTAT data), supported mainly by rising private consumption (1.4% year-on-year in 2014), the strong performance of tourism sector (an annual increase of 10.6% year-on-year in tourism revenue, Bank of Greece Data) and positive, albeit relatively slower, growth of goods exports (5.3% in volumes, in 2014). Moreover business investment has picked up offsetting the drag from the continuing sharp drop in residential investment, permitting economy-wide gross fixed capital formation entering positive growth territory since the third quarter of 2014 (3.0% year-on-year in 2014 in constant prices, ELSTAT data).

        However, the Greek economy experienced a deterioration of financial market sentiment in the fourth quarter of 2014, reflecting political uncertainty and on-going discussions on the evolution of Greece's relationship with its official lenders and the timing and characteristics of Greece's exit from the current economic support program.

        See Item 5. D, "Trend Information" for a detailed discussion of the evolution of Greece's macroeconomic conditions during 2013 and 2014.

        The challenges relating to the state of Greek public finances compounded by high uncertainty and rapidly contracting demand and weakening private sector balance sheets, have affected the liquidity and profitability of the financial system in the Hellenic Republic and have resulted in:

  •
  lower market values for Government debt and other Greek financial and real estate assets;

  •
  limited liquidity in the Greek banking system reflecting very limited access to market financing and a sizeable contraction of the domestic deposit base since the end of 2009 and until the end of the first quarter of 2015 (excluding government deposits) of about 44.4% cumulatively (source: Bank of Greece, Bulletin of Conjunctural Indicators, Table IV, January-February 2015), despite some respite in 2014, and heavy reliance on ECB and the Bank of Greece funding;

  •
  increased competition for, and thus rising cost of, customer deposits coupled with declining availability of wholesale funding;

  •
  negative credit flows to the economy (source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2015); and

  •
  an increase in the amount of past due loans reflecting the substantial impact of the recession on the debt servicing ability of the Greek private sector.

Second economic adjustment program, jointly supported by the IMF and the member states of the Eurozone—The Second Program

        All data referred to in this sub-section is drawn from the IMF Country Report No. 12/57 (March 2012), and EU Occasional paper on Greece March 2012.

        In March 2012, the Government agreed to a second economic adjustment program (the "Second Program"), the term of which extends through 2016 and is jointly supported by the IMF and Eurozone Member States. The Second Program replaced the original program of EUR 110 billion, agreed in May 2010, for the period of 2010-2013 in the form of a cooperative package of IMF and Eurozone Member State funding. The international assistance loans disbursed under the original program amounted to EUR 73 billion. Of this amount, EUR 52.9 billion has been sourced from Eurozone Member States and EUR 19.9 billion from the IMF. The Second Program has been extended by the Greek government and the Institutions to June 2015 as described below (see "—Macroeconomic developments and progress in fiscal adjustment"), and, as extended, is referred to in this Annual Report as the Program.

        Overall, in the Program, for the years 2012-2016, Eurozone Member States through the EFSF and the IMF committed the undisbursed amounts from the original Program, plus an additional EUR 130 billion, intended to cover Greece's expected funding needs fully for the period from 2012 to 2014. During this period, the EFSF could provide an overall amount of EUR 144.7 billion, while the IMF will contribute EUR 28 billion during four years under its Extended Fund Facility ("EFF").

        An amount of EUR 75 billion was disbursed by Eurozone Member States in the first half of 2012 in order to fund EUR 35.7 billion of the PSI debt enhancements and accrued interest. Overall, by the end of 2013, Greece had received from the EFSF EUR 133.0 billion (which includes EUR 48.2 billion of HFSF funding, earmarked for bank recapitalization and resolution of which about EUR 38 billion have been utilized) out of the total committed amount of financing of EUR 144.6 billion, under the Second Program, and EUR 8.5 billion of IMF loans. The IMF total contribution of EUR 28 billion is planned to be disbursed in 17 equal tranches until the first quarter of 2016, of which EUR 11.6 billion has been disbursed through May 30, 2014.

        The disbursements of financial assistance to Greece are conditional on quarterly reviews for the duration of the arrangement.

        The release of the tranches by the lenders will be based on the satisfaction of quantitative performance criteria and a positive evaluation of progress made with respect to policy criteria set by the memorandum of economic and financial policies ("MEFP") and the Memorandum underlying the Second Program and committed to by the Government. Moreover, in April 2012, the Greek parliament passed new legislation prioritizing Government debt service obligations to private and official holders of Greek debt over any other fiscal use of the Second Program funding.

        The Second Program's strategy is primarily based on expenditure reduction in order to achieve a primary surplus of 1.5% of GDP in 2014, and 4.5% of GDP by 2016 (source: IMF Country Report No. 13/20, January 2013) and the timely and decisive implementation of growth-enhancing structural reforms. The Second Program also foresees more aggressive nominal wage adjustments and benefit cuts to reduce costs and thus improve price competitiveness, and permit Greece's transition to a more investment and export-led growth model.

        The main elements of the Second Program are as follows:

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

  •
  Measures to restore financial sector stability. Significant resources—EUR 48.2 billion, according to the IMF report "2nd Review of the program" embedded in IMF Country Report No. 12/57 (March 2012)—were disbursed in 2012 and 2013 to help Greek banks cope with the impact of the recession and of the restructuring of Government debt. Around EUR 37 billion of those funds have been used for Greek banks' recapitalization and resolution costs through 2013. Under the terms of the banks' recapitalization, the desire for private sector management and effective control of the banking sector is balanced with the need to safeguard the taxpayers' significant capital injection.

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

Eurogroup decisions of November 27, 2012 on the disbursement of pending financing for 2012 under the Second Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief

        The discussion in this section is sourced from the Eurogroup Statement on Greece published on November 27, 2012.

        On November 27, 2012, the Eurogroup finance ministers and the IMF Managing Director provisionally agreed to disburse EUR 43.7 billion of the pending EU tranches (for 2012) of the Second Program for Greece and managed to achieve an agreement to offer Greece some additional debt relief with a view to counteracting the adverse impact of sharper-than-expected macroeconomic conditions and the slower build-up of a primary surplus of 4.5% of GDP (estimated to be achieved in 2016 or two years later than envisaged in the original program of economic support for Greece). The agreement involved a combination of various debt and other measures to reduce funding needs including: interest rate cuts on bilateral loans; a 10-year interest payments deferral on EFSF loans; and refund to Greece of ECB/national central banks' profits on Greek bond holdings. These measures aimed at providing sufficient liquidity to the Government to fully cover the funding gap until mid-2014—following the use of about EUR 10 billion of funding for the financing of the debt buy-back in December 2012 (source: IMF Country Report No. 13/20, January 2013). In this context, the deadline for the achievement of a primary surplus of 4.5% of GDP was extended from 2014 to 2016.

        In addition, a debt buyback was introduced as part of the debt-reduction strategy. The buyback entailed exchanging the 20 designated bonds delivered to exchanging holders in the PSI (with a total outstanding value of EUR 62 billion at par) with six-month, zero-coupon, EFSF notes. For each EUR 1,000 principal amount of a designated bond, the bondholder received EFSF notes at purchase prices ranging from 32.2% to 40.1% depending on the maturity of the original PSI bond. The total aggregate amount of EFSF notes issued in the buyback, which closed on December 11, 2012, was EUR 11.3 billion.

        Following the settlement of the buyback, Greek debt was reduced by EUR 21.1 billion in net terms. The deal in conjunction with other support measures appeared sufficient (source: IMF Country Report No. 13/241, July 2013) at bringing the Greek debt-to-GDP ratio down from 175.1% of GDP in 2013 (source: ELSTAT Press Release, April 14, 2014), and ensure a trajectory that would bring the debt close to the debt sustainability threshold that Institutions (124% of GDP) has previously defined as sustainable by end 2020 and to below 110% of GDP (source: IMF Country Report No. 13/241, July 2013) in 2022, provided that some additional concession will be made by Eurozone countries along the lines of Eurogroup decisions of November 27, 2012.

  Macroeconomic developments and progress in fiscal adjustment

        On February 20, 2015, the Eurogroup agreed to a four-month extension of the MFFA underpinning the Second Program. Pursuant to the agreement to extend the MFFA, the Greek government presented a list of reform measure proposals, which were to have been agreed with the Institutions by the end of April 2015. The Second Program, as amended, is referred to in this Annual Report as the Program.

        As of the date of this Annual Report, no agreement between Greece and its official lenders has been reached as regards the conditions and the timing of disbursement of remaining EFSF and IMF funds to Greece under the Program and the modalities of the transition from the current arrangement to a new financial arrangement, which is likely to provide contingent financing for covering the Hellenic Republic's financing needs for 2015 and 2016.

        The continuing delay in the completion of the pending IMF program review (IMF 6th review) and the non-disbursement of about EUR 7.3 billion of related financing from EU and the IMF that is pending since the second half of 2014, create severe financial challenges for the Hellenic Republic in the first half of 2015. Indeed, the Greek Government faces significant short-term liquidity challenges as long as an agreement with official creditors for the disbursement of remaining Program funding is not reached. These challenges are becoming even more acute as redemptions fall due in July and August 2015 of EUR 6.6 billion of Greek Government bonds held by the ECB and national central banks (Greek PDMA and ECB data) which are not likely to be refinanced by domestic financial resources. This fact, compounded by the additional uncertainty surrounding the potential modalities of Greece's exit process from the Program, have weighted negatively on financial market sentiment since early 2015.

        Greek Government bond yields increased substantially in 2015, further exacerbating challenging liquidity conditions. In April 2015, yields of 10 year government bonds reached 12.0% (monthly average, Bloomberg generic Greek government bond yields), about 612 basis points (or 6.1%) higher than their level in September 2014, effectively returning to the Greek government bond yields last seen in the second quarter of 2012. Yields on shorter maturities, which are more telling of the near term debt servicing challenges, are even higher and in April 2015 the yield of 3-year government bonds (Bloomberg generic yields) reached 24.3% (monthly average) increasing by 20.8% compared to its average level in September 2014 (3.5%). Moreover, Greek banks dependence on the ECB and national central banks increased to above EUR 107.2 billion in March 2015 of which EUR 68.5 billion corresponded to the ELA. The respective figures in September 2014 were EUR 42.6 billion of total ECB and national central banks dependence with only EUR 1.6 billion related to ELA.

        For the uncertainty relating to the Hellenic Republic economic crisis and the impact it may have to the Bank, please see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis"—Uncertainty resulting from the Hellenic Republic's economic crisis has had and will continue to have an adverse impact on our business, results of operations and financial condition".

  Impairment of Greek government bonds

        For the other-than-temporary impairment assessment of Greek government bonds and the related accounting treatment, see Item 5 "Operating and Financial Review and Prospects—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary-Impairment of Greek Government Bonds".

  The Hellenic Republic's Bank Support Plan

        For more information on the Hellenic Republic Bank Support Plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan" and Item 5.B, "Liquidity and Capital Resources—Financing Under the Hellenic Republic Bank Support Plan", respectively.

  Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece and, to a lesser extent, in SEE-5. During 2014, the global economic recovery continued, albeit there were noticeable growth divergences among major advanced and emerging economies. The recovery in the United States gathered pace, whereas the Eurozone economy returned to positive growth in 2014 following two consecutive years of recession. Economic growth prospects in emerging markets lost momentum, mainly reflecting slower growth in China and a much weaker outlook in Brazil, as well as in Russia. For 2015, we expect the global economy to sustain its growth momentum, expanding by 3.5%, from 3.4% in 2014 (according to International Monetary Fund ("IMF") World Economic Outlook forecasts, April 2015). This expectation may change, given potential political and economic negative developments related to tighter global financial market conditions possibly triggered by sooner and faster-than-expected interest rate increases by the U.S. Federal Reserve ("Fed"), renewed sovereign debt market pressures in the euro area, a sharper-than-expected slowdown of the Chinese economy triggered by a deteriorating housing market and policy efforts to reduce vulnerabilities stemming from excessive credit, as well as increased tensions between Ukraine and Russia, in addition to continued geopolitical risks in the Middle East and West Africa.

        Global financial markets conditions continued to improve during 2014 amid elevated volatility in the second half of the year due to global growth concerns, the steep decline in oil prices, as well as increasing geopolitical risks. Developed markets equities—particularly in the US and Japan—recorded decent gains mainly on the back of accommodative monetary policy. Government bond yields declined substantially on both sides of the Atlantic, reflecting the fall in market-based measures of inflation expectations triggered by the collapse in oil prices, as well as increased expectations for the ECB to ease its monetary policy further. Indeed, during 2014, the ECB (in two measured steps) reduced its main refinancing rate by 20 basis points to 0.05% and cut its deposit rate by 20 basis points to –0.2%. In addition, the ECB announced a series of targeted longer-term refinancing operations ("TLTROs") maturing in September 2018 and launched its asset-backed securities ("ABSPP") and covered bank bonds ("CBPP3") asset purchase programs in the fourth quarter of 2014. In the course of 2015 (as of mid-April 2015), developed markets equities continued to edge higher with euro area equities over performing mostly on the back of the ECB's decision to expand its asset purchase program in order to include euro-denominated sovereign, agency and EU institution bonds. Under this expanded asset purchase program ("APP"), the ECB will purchase, with effect from March 2015, EUR 60 billion bonds per month at least until September 2016. In the United States, the Fed terminated, as expected, its asset purchase program in October 2014, albeit will continue to roll-over (thus maintaining an accommodative stance) maturing Treasuries and agency MBSs at least until the first interest rate increase takes place. Looking forward, the Fed is expected to raise the target range for the federal funds interest rate (current 0.0%-0.25%) when it is reasonably confident that inflation will move back to 2.0% and the U.S. labor market demonstrates further signs of improvement, with market participants expecting an increase of the federal funds interest rate from the zero bound in the second half of 2015.

Increasing Importance of Turkish Operations, Finansbank

        Turkish operations through Finansbank, our Turkish subsidiary, represented 25.5% of our loans as at December 31, 2014 (compared to 21.8% as at December 31, 2013), accounted for 43.8% of our net interest income before provisions for loan losses and contributed EUR 168 million to our net income for the year ended December 31, 2014 (compared to 48.6% and EUR 682 million respectively for the year ended December 31, 2013).

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 26.7% of our loans portfolio at December 31, 2013 to 26.8% at December 31, 2014. We have made the necessary allowances for non-accruing loans as at December 31, 2014, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The effect of the economic crisis in Greece, the implementation of the Program and adverse macroeconomic conditions in the countries in which we operate may result in adverse effects on the credit quality of our borrowers, with increasing delinquencies, and defaults. Provisions will continue to negatively affect net income / (loss) in 2015. We have also provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology".

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

        The following factors are taken into consideration when qualifying a loan for write-off: (i) the past due status of the loan; (ii) the existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral; (iii) the status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower's real property (however, completion of such legal actions is not a necessary condition to write off a loan if the claim against the borrower would remain valid after the loan is written-off); (iv) the existence of other assets held by the borrower identified through available databases; and (v) an assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

        In particular:

  •
  Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

  •
  Unsecured consumer, credit card and SBL exposures are written-off for accounting purposes after a maximum period in past-due of at least 5 years after the agreement is terminated.

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

        See Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience". As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-accruing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". Our credit procedures are intended to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have established centralized credit centers, thereby removing the decision-making discretion for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e., restructuring payments and taking additional collateral) to help them meet their payment obligations. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process—National Bank of Greece—Corporate Banking".

        Outside of Greece, we are in the process of fully harmonizing credit approval and credit review policies throughout the Group's lending operations. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process".

Eurosystem Funding

        The economic conditions in Greece since 2008 adversely affected our credit risk profile, restricted our access to the international capital markets for funding, increased the cost of such funding and the need for additional collateral requirements in repurchase contracts and other secured funding arrangements, including those with the Eurosystem. The capital markets, particularly for unsecured funding and funding from the short-term interbank market, have been effectively closed to all Greek banks since the end of 2009. During 2014, access to financial markets and interbank funding was re-established. However, between December 1, 2014 and April 30, 2015, the uncertainly regarding the financial needs of the Greek government resulted in inter-bank liabilities not being renewed, and in addition has led to significant deposits outflows of EUR 8.3 billion and the capital markets once again closing to Greek banks. As a result, maturing inter-bank liabilities were not renewed, or renewed only at higher costs (for details, see Item 5.B "Liquidity and Capital Resources").

        The liquidity we receive from the ECB, or from the Bank of Greece through the ELA, may be affected by changes in ECB and Bank of Greece rules (see Item 3.D "Risk Factors—We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and the Bank of Greece for funding, which may be affected by changes in ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees"). The amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we provide, including the market value of our holdings of Greek government bonds, which may change. If the value of our assets declines, then the value of the funding we can obtain from the ECB or the ELA will also decline. Furthermore, if the ECB or the Bank of Greece revises their collateral standards such that our collateral securities are not eligible to serve as collateral with the ECB or the Bank of Greece, our funding costs would increase, affecting our net interest income and access to liquidity. For example, in the second half of 2012, the ECB revised its collateral standards, which resulted in our not being able to access ECB funding and being forced to use funding from the ELA, which significantly increased our cost of funding in 2012 due to the higher interest rate of ELA funding compared to ECB funding. The above also had an impact on our cost of funding in 2013, although to a lesser extent, due to the decrease in ELA funding during 2013 and to NIL funding from ELA in 2014.

        Furthermore, in February 2015, due to the on-going negotiation between the new Greek government and the Institutions towards reaching a permanent agreement, the ECB lifted the waiver on the eligibility as collateral for ECB funding of the Greek government and government guaranteed bonds, until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. As a consequence, the Bank was forced to reduce its funding from ECB and restart funding from ELA, which as at April 30, 2015 amounted to EUR 9.6 billion and EUR 15.2 billion respectively. This constitutes an increase in Eurosystem exposure compared to the respective figure as at December 31, 2013 (EUR 20.7 billion), caused mainly by the significant outflow of customer deposits since January 1, and up to April 30, 2015 of EUR 6.4 billion and the non-renewal of repurchase agreements with other financial and non-financial institutions. Despite the increase of the Eurosystem exposure, the Bank retains a significant buffer of ELA eligible collateral of EUR 12.7 billion (cash value) as at April 30, 2015, of which currently EUR 12.3 billion can only be used to increase ELA funding conditional on ECB approval.

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

        Despite the reversals of deposit trends and increases in the Group's customer deposits during 2014, the uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of EUR 6.4 billion occurred between January 1, and April 30, 2015. The ongoing crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future and therefore higher funding cost (see Item 3.D "Risk Factors—An accelerated outflow of funds from customer deposits could cause an increase in our costs of funding and have a material adverse effect on our operating results, financial condition and liquidity prospects").

        As at December 31, 2014, the Group's deposits made by Greek residents and foreign customers (excluding interbank deposits) were EUR 64,619 million, an increase of 3.4% compared to December 31, 2013 (EUR 62,502 million). However, as noted above, the Group's deposits in Greece have deteriorated since January 1, 2015.

        For our deposit base and the funding from the Eurosystem, see Item 5.B "Liquidity and Capital Resources".

Retirement Indemnities—Early Retirement

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented. On December 19, 2013, the Bank announced of the implementation of a VRS. The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS (see Note 40 to the U.S. GAAP Financial Statements). By taking into account the unpaid leave for these employees, the total VRS expense amounted to EUR 183 million. It is also estimated that the decrease in the Bank's payroll base on a yearly basis will be approximately EUR 155 million.

        On September 12, 2014, EH announced the implementation of a voluntary retirement scheme VRS. The deadline for employee applications to participate in the VRS was September 22, 2014. 29 employees participated in the VRS. By taking into account the untaken leave for these employees, the additional VRS expense amounted to EUR 4 million. It is also estimated that the decrease in the Company's payroll base on an annual basis will be approximately EUR 2.5 million.

        Additionally, due to the fact that banks intensified their efforts to contain operating costs, especially staff costs, a new collective agreement was signed with OTOE in May 14, 2013 (the Federation of Greek Banks Employees), leading to a further cut of about 9% (6% effective in July 2013 and 3% effective in the first quarter of 2014 following the termination of an extra half salary).

        Furthermore, on November 12, 2012, the new Greek Law 4093/2012 (GG A' 222) decreased the Greek Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

        The transitional provisions of the law state that for employees that on November 12, 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year, up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to EUR 2,000.

Pension Reform

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as at August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund after January 1, 1993, will remain at 13.3%. See Item 6.D, "Employees".

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

Income Tax and Taxation of Reserves

        The applicable Greek statutory corporation income tax rate was 20% for 2011 and 2012 and 26% for 2013 and 2014.

        On July 23, 2013 the Greek Parliament approved a tax bill (Greek Law 4172/2013, as changed by Greek Laws 4223/2013 and 4254/2014) that replaced the existing Code of Income Taxation (codified by Greek Law 2238/1994) on January 1, 2014. The certain changes were as follows:

  •
  The income tax rate applicable to legal persons and legal entities that maintain double-entry books according to the Code for the Tax Recording of Transactions will continue to be 26%.

  •
  Credit institutions and branches of foreign credit institutions are required to make an advance payment of income tax equal to 100% of income tax.

  •
  Other legal entities and persons with double-entry accounting books are required to make an advance payment of income tax equal to 80% of income tax.

  •
  The definition of "dividend" was expanded to include any income distributed by any kind of entity. The term also includes any right to participate in the profits of an entity that does not constitute a debt claim, as well as liquidation proceeds to the extent the amount thereof exceeds paid-up capital. The withholding tax imposed on dividend distribution amounted to 10% with an exemption for intragroup dividend payments under special conditions.

  •
  The new law specified the following treatment in the case of undistributed or non-capitalized reserves of legal persons reflected in the last balance sheet dated before January 1, 2014 and deriving from nontaxable profits in the year in which they are made, due to the exemption granted by Greek Law 2238/1994 or circulars or decisions issued upon authorization:

  •
  Reserves distributed on or before December 31, 2013 were taxed separately at a rate of 15%. Payment of the tax extinguishes any tax liability of the legal person and its shareholders/partners; or

  •
  Reserves distributed on or after January 1, 2014 will be taxed separately at a rate of 19%. Payment of the tax will extinguish any tax liability of the legal person and its shareholders/partners.

  •
  Additionally, as from January 1, 2014, tax reserves may be used at the end of each tax year to absorb reported tax losses from any source arising in the previous five years until such reserves are exhausted.

  •
  The option to maintain special tax-free reserve accounts will be abolished as from January 1, 2015, except for the tax reserves created according to laws on development investment and to article 28 par. 3g of Greek Law 2238/1994 which inter alia include reserves created from the sale of real estate to leasing companies.

        According to the Income Tax Code (Greek Law 4172/2013) any difference (loss) arising from the PSI exchange which is considered deductible for tax purposes is amortized in 30 annual equal installments instead of over the life of the new Greek government bonds.

        On November 15, 2014 Greek Law 4307/2014 was enacted and added to article 27 of Greek New Income Tax Code ("ITC") the par 3 under which any difference (loss), due to credit risk arising to the creditors supervised by the Bank of Greece by writing off their debtors' debts under the same law, is deductible from the gross revenues in fifteen equal installments starting from period of the write-off.

        On October 17, 2014 Greek Law 4303/2014 was enacted and amended the article 27A of ITC that previously had been introduced by the Greek Law 4302/2014. According to this article deferred tax assets arising in 2016, on temporary differences of a legal entity, will be subject to optional conversion to final and settled claims against Greek Public. See also Item 3.D, "Risk Factors—We may not be allowed to maintain the main part of deferred tax assets recognized for IFRS purposes and hence accepted as regulatory capital".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. The Group received proceeds of EUR 1 million in 2012, EUR 1 million in 2013 and EUR 18 million in 2014 from disposals of various real estate property holdings. We expect to continue divestitures of non-core assets in the future when circumstances permit.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as of December 31, 2014.

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

Going concern

        As at December 31, 2014, NBG's collateralized funding from the ECB amounted to EUR 14.2 billion of which NIL through ELA. This funding was collateralized in part by Greek government and Greek government-guaranteed bonds.

        As a result of the on-going negotiations between the new Greek government and the Institutions towards reaching a permanent agreement, the ECB lifted the waiver on the eligibility of these bonds as collateral for ECB funding until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB.

        The uncertainty regarding the financing needs of the Greek government led for the Bank to significant deposits outflows during December 2014 of EUR 1.9 billion. A further net outflow in the amount of EUR 6.4 billion occurred between January 1 and April 30, 2015. The crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

        As a result, although NBG's reliance on Eurosystem funding has decreased from EUR 34.7 billion in the second quarter of 2012, when it reached the highest amount, to EUR 20.7 billion at December 31, 2013 and to EUR 14.2 billion at December 31, 2014, as of April 30, 2015 it has increased again to EUR 24.8 billion, of which EUR 15.2 billion is provided through ELA. Furthermore, as of April 30, 2015, additional financial assets of cash value EUR 12.7 billion were available for further liquidity.

        From a capital adequacy perspective, following the two successful share capital increases in 2013 for EUR 9.8 billion and in 2014 for EUR 2.5 billion the Group's Adjusted CET1 ratio at December 31, 2014 was 13.6%, excluding the impact of Greek Law 4303/2014 ("DTC Law"). Moreover, all planned capital actions are expected to further increase the Group's CET1 ratio.

        Furthermore, the Bank successfully passed the EU-wide Comprehensive Assessment including an AQR and Stress Test. The Adverse Dynamic Balance Sheet stress test, which is based on the Bank's approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion. See Item 4.A, "History and Developments of the NBG Group—EU-wide Comprehensive Assessment". In addition, the Bank's Extraordinary General Meeting held on November 7, 2014 resolved to opt-in for the provisions of the DTC Law, which increases the capital surplus, under this scenario, by a further EUR 0.7 billion.

        The access to adequate funds depends to a large extent on to a new agreement to be reached between the Greek government and the Institutions. To this end the Eurogroup decided on February 20, 2015 to extend the MFFA for Greece and the availability of EFSF funds for Greece (albeit transferred from HFSF to EFSF) by four months until June 2015, in order to allow time for an agreement to be negotiated and concluded by the so called "Brussels Group" comprising the above Institutions and representatives of ESM/EFSF.

        Going concern conclusion.    Management concluded that the Bank is going concern after considering (a) the Bank's capital ratios at December 31, 2014 above the thresholds required (see Note 36 to the U.S. GAAP Financial Statements), (b) its current access to the Eurosystem facilities and (c) the EUR 10.9 billion currently held by the ESM and available to be re-borrowed by the Hellenic Republic for the recapitalization of the Greek banks (if needed).

        Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is limited and conditional on ECB approvals, there is a substantial doubt about the Group's ability to continue as a going concern which depends on whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities and whether the outflow of deposits will continue, that may adversely affect the Group's and the Bank's ability to continue as a going concern.

        The resolution of this substantial doubt depends, among other factors, in an agreement between the Greek government and the Institutions, which results, for example, in the re-establishment of the waiver by the ECB to the use of Greek government and government-guaranteed bonds in the Eurosystem more broadly and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

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

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. For over-the-counter derivative instruments, this impact is estimated by calculating a separate CVA for each counterparty, to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2013 and 2014 amounted to a cumulative gain of EUR 30 million and a cumulative gain of EUR 81 million, respectively. The increase is mainly attributed to the increase of the expected negative exposure on derivatives with the Hellenic Republic as a result of the significant decrease of interest rates between December 2014 and December 2013. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        As of December 31, 2014, Level 3 assets amounted to EUR 356 million, which included EUR 15 million in trading assets, EUR 28 million in derivative assets and EUR 260 million in AFS securities, EUR 42 million in Loans at FVTPL and EUR 11 million in other assets. Level 3 assets represent 2.5% of assets measured at fair value (or 0.3% of total assets). As of December 31, 2014 Level 3 liabilities amounted to EUR 5 million, which included EUR 5 million derivative liabilities. Level 3 liabilities represent 0.1% of the liabilities measured at fair value (or 0.0% of total liabilities). Level 3 financial instruments at December 31, 2014 include:

  a)
  Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives products for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

  b)
  Trading corporate bonds, for which the fair value was based on prices obtained from the issuer.

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

        See Note 37 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2014.

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

Impairment of goodwill

        Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangible assets at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards.

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

        Goodwill is tested for impairment annually, at December 31. In 2014, in step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consist of subsidiaries of the Group, and therefore their operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

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

        For the Turkish banking operations reporting unit the DDM was based on a 6.2% (2013: 5.5%) terminal growth rate and 16.6% (2013: 18.6%) pre-tax discount rate.

        Based on the results of step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount by EUR 0.2 billion. The result of the DDM was corroborated with other valuation methods, such as book value, market and transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit, approximates the value derived from the DDM. A 1% increase in the pre-tax discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by approximately EUR 0.2 billion (2013: EUR 0.2 billion) and EUR 0.2 billion (2013: EUR 0.4 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by approximately EUR 0.2 billion (2013: EUR 0.2 billion).

        In 2014 we recognized an additional EUR 58 million (2013: EUR 9 million) impairment charges in relation to the private equity business of the Group.

        In 2013 the Group recognized a goodwill impairment charge of EUR 9 million relating to the private equity business. In 2012 the Group recognized impairment losses of EUR 123 million for goodwill relating to the Serbian operations (EUR 103 million), and to the private equity business of the Group (EUR 20 million).

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

Insurance reserves

        Insurance reserves for our long-duration life insurance contracts are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves on short duration life insurance contracts (certain health contracts) are estimated on an unexpired risk basis.

        Insurance reserves for our property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.

        Assumptions are regularly reassessed, with the support of qualified actuaries, in order to reflect recent trends from company's experience and management views. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement. Insurance reserves slightly decreased at EUR 2.2 billion in 2014 compared to EUR 2.5 billion in 2013 following the favorable assumptions for long-duration health contracts.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2014 net periodic pension cost was 3.6% compared to 3.2% for

2013. The rate of compensation increases decreased from 2.4% in 2013 to 2.1% in 2014. The discount rate increased from 3.6% in 2013 to 3.9% in 2014. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial losses of EUR 60 million in 2014. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 40, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Other-Than-Temporary-Impairment assessment of Greek government bonds

        Management follows the guidance of ASC 320 and is required to exercise judgment in determining whether an Other-Than-Temporary Impairment ("OTTI") has occurred in securities classified as AFS or HTM.

        At December 31, 2014 the Greek government bonds held by the Group in the available-for-sale investment securities were in an unrealized loss position, based on quoted market prices of these bonds. The unrealized losses of EUR 111 million representing 13.9% of the amortized cost basis, was recognized in other comprehensive income.

        The Group has conducted an assessment of whether the decline in fair value below amortized cost is an other-than-temporary impairment. The Group did not recognize any OTTI because it concluded that the unrealized losses are not other-than-temporary. To arrive at this conclusion the Group considered that it neither intends nor expects it will be required to sell these securities before the recovery of their amortized cost basis, and that, no credit loss event has occurred, as evidenced by the fact that the issuer is meeting the contractual obligations to the IMF and other debtors.

Other-Than-Temporary-Impairment of other available-for-sale and held-to-maturity financial assets

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

        With respect to debt securities issued by other governments and public sector entities the unrealized losses over one year of EUR 11 million relate to debt securities issued by the Republic of Turkey, held by our subsidiary in Turkey, Finansbank. We consider that the Republic of Turkey will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2014.

        In 2014 the Group recognized EUR 1 million OTTI charges in relation to corporate debt securities for which the Group considered that a credit loss existed with respect to such securities, due to the financial difficulties faced by the issuers.

        With respect to corporate securities issued by companies incorporated in Greece, the unrealized losses outstanding for over one year of EUR 23 million relate to debt securities issued mainly by Greek banks. We consider that these banks will continue to pay in accordance with the contractual terms, the unrealized losses have decreased compared to December 31, 2013 and as such an other-than-temporary impairment was not considered necessary as at December 31, 2014. A key factor considered in this assessment was the successful completion of the share capital increases performed by all three Greek financial institutions during 2014.

        With respect to corporate securities issued by companies incorporated outside Greece the loss outstanding for over one year of EUR 11 million relates to debt securities issued mainly by major European and American banks and insurance companies. We consider that these banks and insurance companies will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2014.

        During 2014, the Group recognized an OTTI charge of EUR 5 million in relation to its equity securities held with significant and prolonged unrealized losses.

        As at December 31, 2014, the Group had unrealized losses in AFS equity and debt instruments of EUR 8 million and EUR 54 million, respectively. There were no unrecognized losses in HTM debt instruments.

        Where cash flows related to an investment are readily determinable, a low level of judgment may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgment is required. The most significant judgment applied by management relates to OTTI for certain debt securities issued by Greek financial institutions. No OTTI has been recognized for these positions based on management's assessment that the Group neither has the intention to sell nor expects it will be required to sell these securities before the recovery of their respective amortized cost bases, and that the issuers' payment obligations associated with these positions will be met on time and the full amount will be recovered. A key factor considered in this assessment was the successful completion of the share capital increases of the Greek banks that significantly improved the capital position of the Greek banks.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuating allowance of EUR 194 million at December 31, 2014 (see Note 31 to the U.S. GAAP Financial Statements) is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis").

        A significant piece of objective negative evidence evaluated was the cumulative tax loss incurred over the years ended December 31, 2008, 2009, 2010, 2012, 2013 and 2014 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4110/2013 effectively extended the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a 5 year loss carry forward to an amortization period of 30 annual equal installments.

        Each year management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences. At December 31, 2014 Management concluded that due to the existence of history of tax losses it is more appropriate to recognize a valuation allowance of EUR 6,003 million until the Bank returns to profitability.

A.  Operating Results

Results of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013

        Overview.    In 2014, the Group reported a net loss attributable to NBG shareholders of EUR 2,477 million compared to a net income of EUR 37 million in 2013. Our net loss for the year ended December 31, 2014 is mainly attributed to the increase in provision for loan losses due to the deterioration in the quality of the domestic loan portfolio as a result of the intense political uncertainty and continuing challenging economic conditions and the losses on derivatives. Turkish operations, despite the adverse effect from the depreciation of the local currency, continued to support the Group's profitability though to a lesser extent than in previous years. More specifically, in 2014 Turkish operations contributed EUR 168 million of net income to the Group, compared to EUR 682 million in 2013. The lower contribution is mainly attributed to losses on derivatives due to the gradual decline in Turkish interest rates over 2014.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2014 was EUR 2,830 million, a decrease of 3.9% compared to EUR 2,944 million in 2013.

However, net interest margin remained stable at 3.2% for 2014 and 2013. The components of our net interest income after provision for loan losses for 2013 and 2014 are reflected in the following table:

	Year ended December 31,
			2013/2014 Change
	2013	2014
	(EUR in millions)		(%)
Interest Income:
Loans	4,545	4,303	(5.3)
Securities available for sale	364	357	(1.9)
Securities held-to-maturity	88	195	121.6
Trading assets	124	66	(46.8)
Securities purchased under agreements to resell	6	16	166.7
Interest-bearing deposits with banks	19	13	(31.6)
Other	31	22	(29.0)

Total interest income	5,177	4,972	(4.0)

Interest Expense:
Deposits	(2,004)	(1,773)	(11.5)
Securities sold under agreements to repurchase	(58)	(97)	67.2
Other borrowed funds	(105)	(88)	(16.2)
Long-term debt	(55)	(128)	132.7
Other	(11)	(56)	409.1

Total interest expense	(2,233)	(2,142)	(4.1)

Net interest income before provision for loan losses	2,944	2,830	(3.9)
Provision for loan losses	(969)	(2,172)	124.1

Net interest income after provision for loan losses	1,975	658	(66.7)

        Our total interest income decreased by 4.0% to EUR 4,972 million for 2014, from EUR 5,177 million for 2013. Group interest income from loans in 2014 showed a decrease of 5.2% compared with 2013, reflecting mainly the reduction in the borrowed rates linked to Euribor and the increase in non-accruing loans. Furthermore, the decrease in our interest income from securities available for sale and trading assets derives mainly from the decrease in our position in Greek government bonds and the decrease in the yields of treasury bills.

        Total interest expense decreased by 4.1% to EUR 2,142 million for 2014, from EUR 2,233 million for 2013, mainly due to the decrease of the reliance on the Eurosystem funding through ELA as compared to ECB funding and due to the lower deposit yields. Interest expense on deposits decreased by 11.5% for 2014 compared with 2013.This is mainly attributed to the significant outflow of customer deposits and the lower rates paid to interest bearing deposits in 2014 compared with 2013, as a result of the continued repricing of domestic deposits throughout the year. Total deposits decreased to EUR 81.5 billion as at December 31, 2014, from EUR 85.6 billion as at December 31, 2013. This fluctuation was a result of the reduction in interbank balances, which decreased from EUR 23.1 billion in 2013 to EUR 16.9 billion in 2014. The balances include the Eurosystem funding which amounted to EUR 20.7 billion and EUR 14.2 billion in 2013 and 2014 respectively. Indicatively, as at December 31, 2014, interbank deposits represented 20.7% of the total deposits compared to 27.0% as December 31, 2013.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 969 million as at December 31, 2013 to EUR 2,172 million as at December 31, 2014 or an increase of 124.1%. The domestic provision for loan losses charged to the income statement amounted to EUR 1,696 million in 2014 compared to EUR 541 million in 2013, or an increase of 213.5%. The provision for foreign loans losses charged to the income statement amounted to EUR 476 million as at December 31, 2014 compared to EUR 428 million as at December 31, 2013. The increase is mainly attributable to the worse than anticipated trend in the Greek economy and the increased financial uncertainty affecting the domestic portfolio.

        Total impaired loans as at December 31, 2014 amounted to EUR 22,629 million, an increase of EUR 497 million from EUR 22,132 million at December 31, 2013. Domestic impaired loans amounted to EUR 18,661 million and foreign impaired loans amounted to EUR 3,968 million, increasing by 6.2% and decreasing by 12.9% respectively since December 31, 2013 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired loans, increased as at December 31, 2014 as a consequence of the worse than anticipated macroeconomic trend in 2014 (see also, Item 5.D, "Trend information").

        The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2014, with impaired balances increasing by EUR 140 million to EUR 7,311 million as at December 31, 2014 from EUR 7,171 million as at December 31, 2013 mainly due to the substantial impact of the recession on borrowers' debt servicing. Domestic other commercial impaired loans amounted to EUR 5,108 million as at December 31, 2014.

        The increase in non-accruing domestic loans as at December 31, 2014, by EUR 713 million or 4.5% is due to the deterioration of the quality of our portfolio given the aforementioned factors. Foreign non-accruing loans as at December 31, 2014 amounted to EUR 3,439 million, decreased by EUR 242 million or 6.6% compared to December 31, 2013.

        Foreign impaired loans as at December 31, 2014 amounted to EUR 3,968 million, decreased by EUR 589 million or 12.9% compared to December 31, 2013.

        Total write-offs as at December 31, 2014 amounted to EUR 189 million, a decrease of EUR 60 million compared to 2013. Domestic write-offs as at December 31, 2014 amounted to EUR 107 million and foreign write-offs amounted to EUR 82 million, a decrease of 22.5% and a decrease of 26.1% respectively, from the same period in 2013.

Analysis of the change in the allowance for loan losses

	2013	2014
	(EUR in millions)
Balance at beginning of year	7,318	7,751
Provision for loan losses	969	2,172
Write-offs	(249)	(189)
Recoveries	88	78

Net Write-offs	(161)	(111)
Sale of impaired loans	(216)	(330)
Translation differences	(159)	10

Balance at end of year	7,751	9,492

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2014, amounted to EUR 9,492 million, an increase of EUR 1,741 million, or 22.5% compared to December 31, 2013. As at December 31, 2014, allowance for impaired domestic and foreign loans losses amounted to EUR 7,650 million and EUR 1,584 million respectively, an increase of 24.9% and 6.6% respectively, compared to December 31, 2013.

        The allowance for loan losses as a percentage of total loans increased from 10.6% as at December 31, 2013, to 12.6% as at December 31, 2014. This increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2014, was 40.8%, higher by 641 basis points from the ratio of 34.4% at December 31, 2013. In the domestic portfolio, the impaired coverage ratio increased by 613 basis points from 34.9% at December 31, 2013 to 41.0% at December 31, 2014. This increase is due to the the increased balance of impaired and non-accruing loans and the higher loss rates applied to the impaired domestic portfolio.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2014, was 46.1%, higher by 717 basis points from the ratio of 38.9% at December 31, 2013.

        The impaired coverage ratio for the foreign portfolio at December 31, 2014, decreased by 731 basis points since December 31, 2013, and the non-accruing coverage ratio for the foreign portfolio decreased by 569 basis points since December 31, 2013, as a result of the higher loss rates applied to foreign impaired and non-accruing loans.

	Year ended December 31,
Components of allowances for loan losses	2013	2014	2013/2014 Change
	(EUR in millions)			%
Specific allowances	1,808	2,330	522	28.9
Coefficient analysis	242	330	88	36.4
Homogeneous analysis	4,159	5,128	969	23.3
Foreign loans	1,542	1,704	162	10.5

Total loan loss allowances	7,751	9,492	1,741	22.5

        All components of our loan allowances for loan losses, have increased during 2014.

        The most significant increase is noted within the homogeneous allowances, which increased from EUR 4,159 million as at December 31, 2013 to EUR 5,128 million as at December 31, 2014. This is in line with the increase of our retail non-accruing loans during the same period.

        Specific allowances increased during 2014 from EUR 1,808 million as at December 31, 2013, to EUR 2,330 million as at December 31, 2014. Specific allowances mainly include corporate loans, as well as small business loans to a lesser extent. This increase is mainly attributable to updated, lower collateral valuations and downward revision of expected cash flows from borrowers' operating activities.

        Coefficient allowances increased from EUR 242 million as at December 31, 2013, to EUR 330 million as at December 31, 2014, also reflecting the increase of our retail non-accruing loans and increased loss rates.

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

        Non-interest Income.    Non-interest income in 2014 was EUR 213 million, compared to EUR 1,874 million for 2013. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2013 and 2014:

	Year ended December 31,
			2013/2014 Change
	2013	2014
	(EUR in millions)		(%)
Credit card fees	207	211	1.9
Service charges on deposit accounts	102	88	(13.7)
Other fees and commissions	493	486	(1.4)
Net trading gains / (losses)	297	(1,365)	(559.6)
Equity in earnings of investees and realized gains/(losses) on disposals	6	8	33.3
Income from insurance operations	514	508	(1.2)
Other	290	183	(36.9)

Total non-interest income / (loss)excluding gains / (losses) on investment securities	1,909	119	(93.8)

Net realized gains/(losses) on sales of available-for-sale securities	250	100	(60.0)
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(285)	(6)	97.9

Net gains / (losses) on available for sale and held to maturity securities	(35)	94	368.6

Total non-interest income / (loss)	1,874	213	(88.6)

        Our net trading gains/(losses) consist of valuation losses in our bond portfolio and derivative positions. Net trading losses increased to EUR (1,365) million in 2014 from gains of EUR 297 million in 2013. This decrease is mostly attributed to the decline of interest rates in 2014 as compared to 2013. Other-Than-Temporary-Impairment in 2014 consists of OTTI charges of EUR 5 million for all equity securities for which an OTTI was recognized in previous periods and as at December 31, 2014, were in an unrealized loss position as well as OTTI charges of EUR 1 million for a corporate debt security for which the Group considered that a credit loss existed, due to the financial difficulties faced by the issuer (see Note 11 to the U.S. GAAP Financial Statements). Income from insurance operations has stabilized in 2014, decreasing only slightly by EUR 1 million to EUR 508 million compared to 2013, due mainly to the lower gross written premiums in the motor line of business, as a result of the difficulties that the Greek economy faces. However, the downward trend in the income from insurance operations has nearly halted, showing signs of an eminent recovery.

        Non-interest Expense.    Non-interest expense in 2014 was EUR 3,230 million, decreased by 10.6% compared with EUR 3,613 million for 2013.

	Year ended December 31,
			2013/2014 Change
	2013	2014
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,518	1,166	(23.2)
Occupancy and equipment expense	123	124	0.8
Amortization and depreciation	211	198	(6.2)
Impairment of goodwill	9	58	544.4
Insurance claims, reserves movement, commissions and reinsurance premium ceded	531	256	(51.8)
Other non-interest expense and deposit insurance premium	1,221	1,428	17.0

Total non-interest expense	3,613	3,230	(10.6)

        Salaries, employee benefits and voluntary early retirement schemes decreased by 23.2% and amounted to EUR 1,166 million in 2014 from EUR 1,518 million in 2013. This decrease is mainly attributed to the solid results of the broad voluntary retirement scheme that took place in Greece during December 2013, in which more than 2,500 employees participated and the cost of the VRS of EUR 183 million being included in 2013.

        Impairment of goodwill of EUR 58 million and EUR 9 million in 2014 and 2013 respectively, relates exclusively to our private equity business.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded decreased by 51.8% in 2014, compared to 2013, primarily due to the decrease in insurance reserves in health, as a result of the decrease of the assumption for medical inflation from 6% in 2013 to 4% in 2014.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2014, the Group reported loss before income tax of EUR 2,359 million compared to income before income tax of EUR 236 million in 2013.

        Income Tax Expense.    In 2014, we recognized a current tax expense of EUR 85 million and a deferred tax expense of EUR 29 million compared to a current tax expense of EUR 133 million and a deferred tax benefit of EUR 34 million in 2013. Our total tax expense in 2014 amounted to EUR 114 million compared to EUR 167 million in 2013. The applicable Greek statutory corporation income tax rate for 2014 and 2013 was 26%.

        Net Income/Loss Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 2,477 million for 2014, compared to net income of EUR 37 million for 2013.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, through Finansbank's operations in Turkey, the Group's exposure to TRY has increased. The Group closely monitors its exposure to the TRY arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the

Group's equity arising on the translation of Finansbank's net assets from TRY to Euro. As at December 31, 2014, 26.9% of the Group's liabilities and 31.6% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

	Year ended December 31,
			2012/2013 Change
	2012	2013
	(EUR in millions)		(%)
Interest Income:
Loans	4,966	4,545	(8.5)
Securities available for sale	650	364	(44.0)
Securities held-to-maturity	58	88	51.7
Trading assets	184	124	(32.6)
Securities purchased under agreements to resell	19	6	(68.4)
Interest-bearing deposits with banks	30	19	(36.7)
Other	27	31	14.8

Total interest income	5,934	5,177	(12.8)

Interest Expense:
Deposits	(2,517)	(2,004)	(20.4)
Securities sold under agreements to repurchase	(60)	(58)	(3.3)
Other borrowed funds	(71)	(105)	47.9
Long-term debt	(81)	(55)	(32.1)
Other	(5)	(11)	175.0

Total interest expense	(2,734)	(2,233)	(18.3)

Net interest income before provision for loan losses	3,200	2,944	(8.0)
Provision for loan losses	(2,322)	(969)	(58.3)

Net interest income/(loss) after provision for loan losses	878	1,975	124.9

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

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement decreased from EUR 2,322 million as at December 31, 2012, to EUR 969 million as at December 31, 2013, or a decrease of 58.3%. Excluding the reversal of provision for loan losses relating to the loan to the Hellenic Republic, amounting to EUR 415 million, the decrease in our provision for loan losses charged to the income statement was 40.0%. As at December 31, 2013, the probability of default of the Hellenic Republic had significantly declined and therefore did not qualify as an impairment trigger. Consequently, the Group reversed the allowance for loan losses relating to the Hellenic Republic where deemed appropriate and reclassified those respective balances to non impaired. The domestic provision for loan losses charged to the income statement amounted to EUR 541 million in 2013 compared to EUR 1,844 million in 2012, or a decrease of 70.7%. Excluding the provision for loan losses relating to the loan to the Hellenic Republic the domestic provision for loan losses decreased by 47.8%. The provision for foreign loan losses charged to the income statement amounted to EUR 428 million as at December 31, 2013 compared to EUR 478 million as at December 31, 2012. The decrease is mainly attributable to the improvement of the asset quality of the foreign portfolio.

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

        Domestic impaired loans, excluding the loans to the Hellenic Republic that were reclassified as non impaired, and non accruing loans, increased as at December 31, 2013, as a consequence of the economic downturn in the Hellenic Republic, which continued through 2013. However, domestic non accruing new inflows showed a slowing annual pace. (see also, Item 4.B, "Business Overview—The Hellenic Republic's Economic Crisis, Second Economic Adjustment Program for Greece and Recent Macroeconomic Developments")

        Domestic impaired loans for the year ended December 31, 2013, decreased from EUR 19,537 million as at December 31, 2012 to EUR 17,575 million as at December 31, 2013, or 10.0%. The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2013, with impaired balances increasing by EUR 1,768 million to EUR 7,171 million as at December 31, 2013 compared to EUR 5,403 million as at December 31, 2012, mainly due to the substantial impact of the recession on the debt servicing and the increase in loan modifications which qualified as TDRs, amounting to EUR 1,737 million in 2013. Domestic other commercial impaired loans amounted to EUR 4,071 million as at December 31, 2013.

        The increase in non accruing domestic loans as at December 31, 2013, by EUR 3,161 million from EUR 12,731 million as at December 31, 2012 to EUR 15,892 million as at December 31, 2013 or 24.8% is due to the deterioration of the quality of our portfolio. Foreign non accruing loans as at December 31, 2013, amounted to EUR 3,681 million, increased by EUR 486 million or 15.2% compared to December 31, 2012.

        Foreign impaired loans as at December 31, 2013, amounted to EUR 4,557 million, increased by EUR 770 million or 20.3% compared to December 31, 2012, mainly due to the continuing volatile economic conditions prevailing, since 2009, in the SEE 5 countries in which we operate. The continued unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

        Total write offs as at December 31, 2013, amounted to EUR 249 million, an increase of EUR 28 million compared to 2012. Domestic write offs as at December 31, 2013, amounted to EUR 138 million and foreign write offs amounted to EUR 111 million, an increase of 9.5% and an increase of 18.1% respectively, from the same period in 2012.

Analysis of the change in the allowance for loan losses

	2012	2013
	(EUR in millions)
Balance at beginning of year	6,551	7,318
Provision for loan losses	2,285	969
Provision for loans eligible to the PSI	37	—
Write-offs	(221)	(249)
Recoveries	19	88

Net Write-offs	(202)	(161)
Loans exchanged through the PSI	(1,356)	—
Sale of impaired loans	(8)	(216)
Translation differences	11	(159)

Balance at end of year	7,318	7,751

        Total allowance for loan losses (impaired and non impaired loans) at December 31, 2013, amounted to EUR 7,751 million, an increase of EUR 433 million, or 5.9% compared to December 31, 2012. As at December 31, 2013, allowance for impaired domestic and foreign loans losses amounted to EUR 6,127 million and EUR 1,486 million respectively, an increase of 7.8% and 0.7% respectively, compared to December 31, 2012.

        The allowance for loan losses as a percentage of total loans increased from 9.8% as of December 31, 2012, to 10.6% as of December 31, 2013. The above stated increase reflects the increased balance of impaired and non accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

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

        The ratio of allowance for loan losses for impaired loans to non accruing loans ("non accruing coverage ratio") at December 31, 2013, was 38.9%, lower by 605 basis points from the ratio of 44.9% at December 31, 2012.

        The impaired coverage ratio for the foreign portfolio at December 31, 2013, has decreased to 32.6% from 39.0% at December 31, 2012 or by 637 basis points, and the non accruing coverage ratio for the foreign portfolio to 40.4% from 46.2% at December 31, 2012 or by 584 basis points as a result of the sale of non accruing and impaired loans in Turkey, which were provided for at 100%.

	Year ended December 31,
Components of allowances for loan losses	2012	2013	2012/2013	Change
	(EUR in millions)%
Specific allowances	1,973	1,808	(165)	(8.4)
Coefficient analysis	235	242	7	3.0
Homogeneous analysis	3,589	4,159	570	15.9
Foreign loans	1,521	1,542	21	1.4

Total loan loss allowances	7,318	7,751	433	5.9

        All components of our loan allowances for loan losses, except specific allowance, have increased during 2013.

        The most significant increase is noted within the homogeneous allowance, which increased from EUR 3,589 million as at December 31, 2012 to EUR 4,159 million as at December 31, 2013. This is in line with the increase of our retail non accruing loans during the same period.

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

        For loans individually assessed and for which a specific allowance for loans losses is estimated, the loss rate is 100% if we do not expect to receive any cash flows from the obligor or the foreclosure of any type of collateral (if any). A write off might not have been made since legal actions may still be pending.

        When the Group determines the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied. These loss rates have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that for the domestic portfolio we collect insignificant amounts from the unsecured portion of our portfolio after a period of five years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% allowance for loan losses is recorded, which represents a full reserve. A write off might not have been made since legal actions may still be pending.

Write-offs

        Domestic write offs mainly consist of corporate and small business loans individually assessed which have been written off partially, therefore keeping only the secured balance on balance sheet, or in total.

        Non-interest Income.    Non-interest income in 2013 was EUR 1,874 million, compared to EUR 286 million for 2012. The following table summarizes the principal components of non interest income during each of the two years ended December 31, 2012 and 2013:

	Year ended December 31,
			2012/2013 Change
	2012	2013
	(EUR in millions)		(%)
Credit card fees	228	207	(9.2)
Service charges on deposit accounts	97	102	5.2
Other fees and commissions	456	493	8.1
Net trading gains/(losses)	(1,366)	297	121.7
Equity in earnings of investees and realized gains/(losses) on disposals	15	6	(60.0)
Income from insurance operations	633	514	(18.8)
Other	284	290	2.1

Total non-interest income / (loss) excluding gains / (losses) on investment securities	347	1,909	450.1

Net realized gains/(losses) on sales of available-for-sale securities	350	250	(28.6)
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(410)	(285)	30.7

Net gains / (losses) on available for sale and held to maturity securities	(60)	(35)	42.6

Total non-interest income	287	1,874	555.2

        Our net trading gains/(losses) consist of valuation losses in our bond portfolio and derivative positions. Net trading gains increased to EUR 297 million in 2013 from losses of EUR 1,366 million in 2012. Other Than Temporary Impairment in 2013 showed a loss of EUR 285 million positively affected by the write back of provisions against claims on the Hellenic Republic following the improved spreads on Greek government bonds, while in 2012 the Group showed losses of EUR 411 million due the additional impairment with respect to the loans exchanged through PSI (see Note 11 to the U.S. GAAP Financial Statements). The decrease in income from insurance operations reflects the decrease in new policies written in the life insurance single premium bancassurance business, as a result of the lower savings rate caused by the austerity measures and the decrease in the production of the motor business, as a result of both the financial crisis and the streamlining of the motor policy portfolio.

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

        Salaries, employee benefits and voluntary early retirement schemes increased by 10.1% and amounted to EUR 1,518 million in 2013 from EUR 1,380 million in 2012. This increase is mainly due to the cost of the broad voluntary retirement scheme that took place in Greece during December 2013, in which more than 2,500 employees participated, and is expected to deliver a substantial benefit on an annual basis in future years. Other than the above, the personnel expense line reflects the effect of the Group's cost cutting measures. Occupancy and equipment expense decreased by 13.4% in 2013 compared with 2012, due to the ongoing initiatives to reduce non interest expenses such as rentals in Greece. Efforts to cut back on operating costs continued in SEE 5 as well, while the increase in non interest expense in Turkey, remained moderate and was commensurated with the rate of inflation and the expansion of the branch network.

        Impairment of goodwill amounted to EUR 9 million in 2013, compared to EUR 123 million in 2012. In 2013 we recognized an impairment of EUR 9 million in relation to our private equity business, while in 2012, we recognized an impairment of EUR 103 million in relation to Vojvodjanska Banka in our SEE 5 banking operations and EUR 20 million in relation to our private equity business.

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

        Net Income/Loss Attributable to NBG Shareholders.    For the reasons discussed above, net income attributable to NBG shareholders was EUR 37 million for 2013, compared to net losses attributable to NBG shareholders of EUR 2,537 million for 2012

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. Furthermore, through Finansbank's operations in Turkey, the Group's exposure to TRY has increased. The Group closely monitors its exposure to the TRY arising from the net investment in Finansbank and when necessary it engages in swap and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TRY to Euro. As at December 31, 2013, 24.3% of the Group's liabilities and 29.3% of the Group's assets were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

        In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013), the Bank established a SAU, which has the overall responsibility for the management of EUR 5.7 billion loans to legal entities (end-to-end responsibility).

Global Markets and Asset Management

        Global Markets and Asset Management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SEE and an associate in Turkey.

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

Breakdown by business segment

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	189	55	315	1,139	115	3,129
Net fee and commission income	72	98	(125)	5	93	393	(5)	531
Other	23	(63)	(106)	103	14	(24)	(43)	(96)

Total operating income	668	778	(42)	163	422	1,508	67	3,564

Direct costs	(456)	(47)	(50)	(90)	(253)	(764)	(52)	(1,712)
Allocated costs and provisions	(1,569)	(755)	(66)	(9)	(125)	(347)	(404)	(3,275)
Share of profit of equity method investments	—	—	(2)	1	1	1	—	1

Profit / (Loss) before tax	(1,357)	(24)	(160)	65	45	398	(389)	(1,422)

Segment assets as at December 31, 2014
Segment assets	22,821	14,170	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance								4,546

Total assets								115,464

Segment liabilities as at December 31, 2014
Segment liabilities	38,014	909	25,127	2,344	7,582	22,754	8,149	104,879
Deferred tax liabilities and Current income tax advance								119

Total liabilities								104,998

Other Segment items
Depreciation and amortization(1)	14	3	1	8	24	75	81	206
Credit provisions and other impairment charges	1,287	694	—	61	128	342	353	2,865
Non-current assets additions	5	13	32	4	37	418	340	849

12-month period ended December 31, 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income / (loss)	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85

Total operating income / (loss)	694	740	(213)	193	404	1,744	209	3,771

Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—	(4)	1	1	(3)	—	(5)

Profit / (Loss) before tax	(989)	269	256	110	28	544	(397)	(179)

Segment assets as at December 31, 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,768	108,075
Deferred tax assets and Current income tax advance								2,855

Total assets								110,930

Segment liabilities as at December 31, 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Deferred tax liabilities and Current income tax advance								99

Total liabilities								103,056

Other Segment items
Depreciation and amortization(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non-current assets additions	4	27	—	3	22	102	54	212

12-month period ended December 31, 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	940	745	(106)	71	312	1,265	138	3,365
Net fee and commission income / (loss)	88	85	(177)	6	90	400	3	495
Other	(9)	(49)	(469)	156	17	169	(148)	(333)

Total operating income / (loss)	1,019	781	(752)	233	419	1,834	(7)	3,527

Direct costs	(615)	(51)	(59)	(116)	(272)	(748)	(20)	(1,881)
Allocated costs and provisions	(1,736)	(654)	(247)	(31)	(258)	(286)	(409)	(3,621)
Share of profit of equity method investments	—	—	—	—	—	2	—	2

Profit / (loss) before tax	(1,332)	76	(1,058)	86	(111)	802	(436)	(1,973)

Segment assets as at 31 December, 2012
Segment assets	25,694	14,377	19,584	3,136	9,429	24,615	6,295	103,130
Tax assets								1,668

Total assets								104,798

Segment liabilities as at December 31, 2012
Segment liabilities	35,241	1,008	37,790	2,855	6,657	20,117	3,044	106,712
Deferred tax liabilities and Current income tax advance								128

Total liabilities								106,840

Other Segment items
Depreciation and amortization(1)	13	2	3	9	32	65	107	231
Credit provisions and other impairment charges	1,436	608	227	29	255	286	312	3,153
Non- current assets additions	12	29	6	5	17	96	79	244

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment analysis for year ended December 31, 2014 compared to the year ended December 31, 2013 based on IFRS

        The Group's overall increase in loss before tax for the year ended December 31, 2014, primarily reflects the increase in credit provisions and other impairment charges of EUR 2,865 million compared to EUR 1,373 million for the year ended December 31, 2013 despite the reduced growth rate in +90dpd during 2014.

        Loss before tax in our retail banking segment for the year ended December 31, 2014, increased significantly to EUR 1,357 million compared to EUR 989 million for the year ended December 31, 2013. The increase in the loss before tax is due to the increase in credit provisions and other impairment charges which amounted to EUR 1,287 million for the year ended December 31, 2014 compared to EUR 796 million in 2013. On the other hand, costs excluding credit provisions and other impairment charges and depreciation and amortisation, were reduced by EUR 146 million as a result of cost containment policy by the large scale voluntary retirement scheme and the streamlining of the network by closing of 12 branches. The deleveraging of the retail portfolio also continued in 2014. The Bank continued its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, instalment ceilings, interest rate caps and extended loan maturities.

        The loss before tax in our corporate and investment banking segment amounted to EUR 24 million in 2014 compared to profit before tax of EUR 269 million in 2013. The decrease is mainly attributable to the increase in credit provisions and other impairment charges from EUR 375 million in 2013 to EUR 694 million in 2014 which more than offset the increase in net interest income which increased from EUR 696 million in 2013 to EUR 743 million in 2014. The Bank still retains its conservative approach to new commercial lending, with a greater focus on healthy and larger corporate borrowers that it perceives to be lower-risk.

        Loss before tax from global markets and asset management segment was EUR 160 million in the year ended December 31, 2014, compared to the profit before tax of EUR 256 million for the year ended December 31, 2013. This variation is mainly due to the release in 2013 of provisions taken in previous years of EUR 548 million against claims on the Hellenic Republic and losses on derivatives. In addition, net interest income in 2014 was positively affected by reduced funding from ECB together with lower ECB rates (shift from ELA to ECB funding, thus reduced total cost of funding).

        The profit before tax in our insurance segment was EUR 65 million in the year ended December 31, 2014 compared to EUR 110 million in the year ended December 31, 2013. The decrease was principally due to decreasing interest rates and time deposits balances for the year ended December 31, 2014 resulting in reduced interest income, which is partially compensated by increased Insurance result. The increased Insurance result was driven by the control of claims costs primarily in the Life and Motor lines of business, the effective management of the investments portfolio, the development and promotion of new products, the reinforcement of the sales network and the effective containment of operating expenses by developing synergies with the Bank. Furthermore the one-off impairment charge reversal on corporate debt securities resulted in EUR 14 million in allocated costs and provisions for the period ended December 31, 2013 compared to EUR (9) million for the year ended December 31, 2014.

        Profit before tax in our International banking operations increased to EUR 45 million in 2014, from profit before tax of EUR 28 million in 2013, due to increased total income by EUR 18 million from EUR 404 million in 2013 to EUR 422 million in 2014. Credit provisions and other impairment charges increased to EUR 128 million in 2014, from EUR 114 million in 2013 despite the marginal reduction in the growth rate of +90dpd, increasing the coverage ratio by 2.5 percentage points to 54.4%. Also, during the year ended December 31, 2014 a further decrease was achieved in costs excluding credit provisions and other impairment charges and depreciation and amortisation, which amounted to EUR 226 million, as compared to EUR 236 million for the year ended December 31, 2013.

        Profit before tax from our Turkish banking operations decreased to EUR 398 million for the year ended December 31, 2014 from EUR 544 million for the year ended December 31, 2013. The decrease is principally attributed to the depreciating TRY against EUR during 2014, which resulted in decreased net interest income compared to 2013. Moreover, unfavourable market conditions resulted to trading loss in Other of EUR (24) million for the year ended December 31, 2014 compared to trading gain of EUR 44 million for the period ended December 31, 2013. Direct costs reduced by EUR 95 million due to efficient cost containment. Despite the fact that credit provisions and other impairment charges increased at local currency, in EUR terms these items remained stable to EUR 342 million in 2014 from EUR 339 million in 2013 due to depreciating TRY against EUR in 2014. Moreover although the +90 dpd ratio decreased to 5.3% in 2014 compared to 6.1% in 2013 the coverage ratio increased to 75.0% in 2014 compared to 67.5% in 2013.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The loss before tax in this segment for the year ended December 31, 2014 amounted to EUR 389 million which is in line with the previous year.

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

        Profit before tax from our Turkish banking operations decreased to EUR 544 million for the year ended December 31, 2013 from EUR 802 million for the year ended December 31, 2012. The decrease was principally due to changes in the regulatory framework for the country's banking sector and due to an increase in interest rates. This decrease was principally due to the decrease in other income in 2013, as 2012 included the significant contribution of EUR 157 million from the sale of a 51.00% stake of

Cigna Finans Pension. In addition, the direct costs increased due to the expansion in the Turkish market through the opening of 93 new branches in 2013. Impairment charges for credit losses increased to EUR 339 million in 2013, from EUR 286 million in 2012, as a result of Finansbank's loan portfolio growth focus on high margin products and due to Finansbank's conservative provisioning policy.

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

B.  Liquidity and Capital Resources

Liquidity Management

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB and the ELA of the Bank of Greece, repurchase agreements in the interbank market and long-term debt. As at December 31, 2014, ECB funding was collateralized mainly by EFSF bonds received from HFSF and notes issued by the Bank and guaranteed by the Hellenic Republic in the context of the Bank's participation in the Hellenic Republic Bank Support Plan. As at December 31, 2014, funding from ECB amounted to EUR 14.2 billion and there was no funding from ELA.

        Regarding the Group's subsidiaries, Finansbank is mostly self-funded through customer deposits, repurchase agreements with the Central Bank of Turkey and funds borrowed through the capital markets. The rest of the subsidiaries are also mostly self-funded, except for Banca Romaneasca, which receives around EUR 340 million from the Bank, through interbank transactions.

        Deposits decreased from EUR 91.2 billion on December 31, 2012 to EUR 85.6 billion on December 31, 2013 and EUR 81.5 billion on December 31, 2014. Interbank deposits, including funding from the ECB and central banks, decreased from EUR 32.6 billion on December 31, 2012 to EUR 23.1 billion on December 31, 2013 and to EUR 16.9 billion on December 31, 2014. However, deposits excluding interbank funding (which includes funding from the ECB and central banks), increased from EUR 58.6 billion on December 31, 2012 to EUR 62.5 billion on December 31, 2013 and to EUR 64.6 billion on December 31, 2014.

        As discussed in Item 5.A. "Operating Results-Results of operations for the year ended December 31, 2014 compared with the year ended December 31, 2013-Net Interest Income before provision for loan losses", the decrease in customer deposits during 2014 resulted in decreased funding cost due to the lower reliance in Eurosystem funding and more specifically the funding through ELA (see Item 4.E. "Selected Statistical Data-Liabilities-Deposits" for an analysis of our funding rates per type of deposit). As at December 31, 2014, collateral with nominal value of EUR 18.4 billion (December 31, 2013: EUR 27.0 billion) was used for funding through the Eurosystem. This relates to debt securities, trading assets, customer loans and bonds issued from our participation in the Hellenic Republic Bank Support Plan. As at December 31, 2014 the nominal value of the available collateral for central bank funding was EUR 18.6 billion (December 31, 2013: EUR 29.7 billion) relating to covered bonds, securitizations and loans.

        The reduced access to interbank and wholesale markets during 2012 to 2014 and combined with stagnation in domestic deposits has affected all Greek banks and resulted to an increased reliance on the ECB repo facilities. During 2014, the situation showed signs of improvement. As at December 31, 2014, ECB funding and funding from other central banks amounted to EUR 14.2 billion (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged). As at December 31,

2013 and 2012, ECB funding and funding from other central banks amounted to EUR 20.7 billion and EUR 30.9 billion, respectively. However, due to the ongoing negotiation between the Greek government and the Institutions towards reaching a permanent agreement, in February 2015, the ECB lifted the waiver on the eligibility as collateral for ECB funding of the Greek government and government guaranteed bonds, until persuasive positive signs that the Greek government will reach an agreement with the Institutions. As a consequence, the Bank was forced to reduce its funding from ECB and restart funding from ELA, which as at April 30, 2015 amounted to EUR 9.6 billion and EUR 15.2 billion respectively. This constitutes an increase in Eurosystem exposure compared to the respective figure as of December 31, 2013 (EUR 20.7 billion), caused mainly by the significant outflow of customer deposits since January 1 and up to April 30, 2015 of EUR 6.4 billion and the non-renewal of repurchase agreements with other financial and non-financial institutions. Despite the increase of the Eurosystem exposure, the Bank retains a significant buffer of ELA eligible collateral of EUR 12.7 billion (cash value) as at April 30, 2015, of which currently EUR 12.3 billion can only be used to increase ELA funding and is conditional on ECB approval.

        The following table provides a summary of our interest bearing interbank borrowing activity for each of the three years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(EUR in millions)
Interbank lending	2,977	3,333	2,776
ECB and central banks borrowing	(30,902)	(20,700)	(14,240)
Interbank borrowing	(1,608)	(2,275)	(2,580)

Net interbank borrowing	(29,533)	(19,642)	(14,044)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2012, 2013 and 2014, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2012	2013	2014
	(EUR in millions)
Average balance Q.1.	1,604	1,934	5,083
Period end balance Q.1.	1,624	2,645	5,318
Maximum balance Q.1.	1,984	2,645	5,318
Average balance Q.2.	1,464	2,806	5,270
Period end balance Q.2.	1,055	1,858	5,472
Maximum balance Q.2.	1,735	3,464	5,974
Average balance Q.3.	1,249	1,958	5,636
Period end balance Q.3.	1,465	2,372	5,098
Maximum balance Q.3.	1,533	2,372	6,365
Average balance Q.4.	1,191	3,494	5,156
Period end balance Q.4.	1,109	4,738	5,053
Maximum balance Q.4.	1,254	4,738	5,575

        The following table provides a summary of our cash flows for each of the three years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(EUR in millions)
Cash flows from operating activities	(1,711)	1,066	1,706
Cash flows from investing activities	2,546	3,667	(1,169)
Cash flows from financing activities	(406)	(4,820)	197
Effect of exchange rate change on cash and due to banks	9	(102)	25

Net increase / (decrease) in cash and due from banks	438	(189)	759
Cash and due from banks at beginning of year	1,719	2,157	1,968

Cash and due from banks at end of year	2,157	1,968	2,727

        During 2014, compared to the corresponding period ended on December 31, 2013, our cash inflows from investing activities switched from inflows of EUR 3,667 million in 2013 to outflows of EUR 1,169 million in 2014, mainly due to a) the net cash outflows in our loan portfolio of EUR 2,114 million, due to credit expansion of our Turkish operations, b) the net cash outflows of EUR 849 million in 2014 due to significant investments of the Group in premises both in Greece and internationally by NBG Pangaea REIC and Finansbank and c) the net cash outflows from deposits with central bank of EUR 129 million although reduced from prior year which reached EUR 525 million. These cash outflows were netted off mainly with a) the net cash inflows from our AFS and held to maturity bond portfolio of EUR 1,449 million.

        Moreover, during 2014, compared to the corresponding period ended December 31, 2013, our net cash outflows from financing activities switched from outflows of EUR 4,820 million in 2013 to inflows of EUR 197 million in 2014, mainly due to a) the Bank's net cash proceeds in 2014 of EUR 2,426 million from common stock issuance while the corresponding amount in 2013 was EUR 840 million b) the net proceeds from issuance of long-term debt and other borrowed funds of EUR 3,734 million despite the increased repayment in the same period of long term debt of EUR 1,963 million. These cash inflows were netted off with the net outflows in our deposits of EUR 4,084 million which mainly includes the repayment of Eurosystem funding of EUR 6,460 million.

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

        Moreover, during 2013, compared to the corresponding period ended December 31, 2012, our net cash outflows from financing activities increased from outflows of EUR 406 million in 2012 to outflows of EUR 4,820 million in 2013, mainly due to a) the outflow relating to the repayment of Eurosystem funding of EUR 10,202 million, b) the Bank's net cash proceeds in 2013 of EUR 840 million from the share capital increase of EUR 9,756 million, c) the Bank's net cash outflows for the repurchase part of its preference shares which amounted to EUR 119 million. These cash outflows were netted off with a) an inflow in 2013 in securities sold under agreements to repurchase of EUR 3,629 million compared to the outflow of EUR 194 million in 2012, b) an inflow arising from the increase of deposits by EUR 588 million, c) a net cash inflow of EUR 544 million mainly from the sale of real estate accounted for as a financing obligation.

Capital Management

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

        Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). These regulations have been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019. CRD IV revised the definition of regulatory capital and its components at each level.

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

        The following table shows the EU capital adequacy ratios for the Group as at December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010		2011		2012
	Tier I	Total	Tier I	Total	Tier I	Total
Group	13.1%	13.7%	(3.7)%	(2.6)%	8.5%	9.0%

        As at March 31, 2013, Act 13/28.03.2013 of the Executive Committee of the Bank of Greece established new additional limits of 9% and 6% for CT1 and Common Equity, respectively. As at December 31, 2013, Act 36/23.12.2013 of the Executive Committee, removed the cap on the recognition of DTA up to 20% of the CT1.

        The Group's capital adequacy ratios as at December 31, 2012 and 2013, according to above acts, are presented in the table below:

	Year ended December 31,
	2012 Adjusted(1)	2013
Common Equity	7.8%	10.3%
Core Tier I	7.8%	10.3%
Total	9.2%	11.2%

(1)
The 2012 figures are adjusted for the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

        The Group's capital adequacy ratios as at December 31, 2013 and 2014, according to EU Regulation 575/2013, are presented in the table below:

	Year ended December 31,
	2013 Adjusted(1)	2014(2)	2014 Adjusted(3)
Common Equity Tier 1	10.5%	13.5%	13.6%
Tier I	10.5%	13.5%	13.6%
Total	10.6%	13.6%	13.7%

(1)
The Group's capital ratios for 2013 have been adjusted for comparability purposes in accordance with CRD IV (E.U. Regulation 575/2013) which became effective from January 1, 2014.

(2)
The December 31, 2014 figures have been calculated excluding year-end profits as per Article 26-2 of E.U. Regulation 575/2013.

(3)
The December 31, 2014 figures have been calculated including the profit for the year attributable to owners of the parent of EUR 66 million, based on regulatory reporting rules.

        On March 6, 2014 Bank of Greece announced the results of the BlackRock stress-test exercise as extended by Bank of Greece, and Bank of Greece's conservative assessment of the pre-provision income based on the draft Restructuring Plan. Bank of Greece assessed the 3.5 years capital requirements (using June 30, 2013 as relevant reference date) at EUR 2,185 million, with the bulk stemming from a pessimistic and loss-making stressed scenario for Finansbank. The Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall, within the timing and other constraints set in April 2014 by Bank of Greece. The Bank of Greece approved this plan on April 11, 2014. This capital plan included the completed share capital increase of EUR 2,500 million and certain capital actions amounting to EUR 1,040 million.

        In May 2014, we strengthened our capital base through a share capital increase of EUR 2,500 million (see below "—Sources of Capital and Liquidity—Common stock and Preference shares").

        As of November 1, 2014, all systemic Eurozone banks are under the direct supervision of the ECB through the SSM. Before ECB assumed its supervisory responsibilities, the Bank, as all systemic European banks was subject to an EU-wide Comprehensive Assessment including an AQR and Stress Test with December 31, 2013 as the reference date. The results were announced on October 26, 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

        The Adverse Dynamic Balance Sheet stress test, which is based on our approved Restructuring Plan, resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion. In line with ECB's guidelines, the Bank submitted on November 7, 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result (under IFRS) for the six month period ended June 30, 2014, which result in a capital surplus of more than EUR 2.0 billion and no further capital action is required.

        Article 27A, issued on October 17, 2014 (Law 4303/2014, "DTC Law") allows, under certain conditions, and from 2016 onwards Credit Institutions to convert DTA (under IFRS) arising from PSI losses and accumulated provisions for credit losses on loans existing at December 31, 2014 ("Eligible DTA") to a receivable (Tax Credit) from the Hellenic Republic. The Tax Credit will be calculated as a ratio of IFRS accounting losses over net equity before the year's losses and such ratio will be applied on the remaining eligible DTA in a given year. The Tax Credit is offsettable against income taxes payable. Any excess amount of the Tax Credit that cannot be offset against income taxes payable is immediately recognized as a receivable from the Hellenic Republic. In such case the Bank will issue conversion rights for an amount of 110% of the Tax Credit receivable in favor of the Hellenic Republic and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalized with the issuance of common shares in favor of the Hellenic Republic. This new legislation allows Credit Institutions to treat such DTA as not "relying on future profitability" according to CRD IV, and as a result such DTA are not deducted from CET1, hence improving their capital position.

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2014, the amount of DTA (under IFRS) that was eligible for conversion to a receivable from the Hellenic Republic subject to the DTC Law was EUR 3.3 billion.

  Credit Ratings

        The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's and Fitch.

Rating agency	Date of ratings	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	April 30, 2015	Caa3	Not prime	Negative	WR	Ca	Ca
Standard & Poor's	April 20, 2015	CCC+	C	CreditWatch negative	—	C	NR
Fitch	April 1, 2015	CCC	C	—	CCC	C	C

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

  Certain Balance Sheet Items

        As at December 31, 2014, total assets were EUR 108.4 billion, an increase of 1.5% from the Group's total assets of EUR 106.9 billion, as at December 31, 2013, which in turn was a 5.6% increase from the Group's total assets of EUR 101.2 billion as at December 31, 2012. Deposits with the Central Bank were EUR 3.6 billion in 2014, EUR 3.5 billion in 2013 and EUR 2.9 billion in 2012. Securities purchased under agreements to resell were EUR 94 million as at December 31, 2014, EUR 39 million as at December 31, 2013 and EUR 833 million as at December 31, 2012. Interest bearing deposits with banks were EUR 2.8 billion in 2014, EUR 3.3 billion in 2013 and EUR 3.0 billion in 2012. The Group's securities portfolio was EUR 18.3 billion as at December 31, 2014, EUR 19.8 billion as at December 31, 2013 and EUR 12.9 billion as at December 31, 2012.

        The Group's loan portfolio decreased from EUR 74.3 billion at December 31, 2012 to EUR 73.2 billion at December 31, 2013 and increased to EUR 74.9 billion at December 31, 2014. At December 31, 2014, the Group's loan portfolio accounted for 69.1% of total assets. Allowance for loan losses increased from EUR 7.3 billion in 2012 to EUR 7.8 billion in 2013 and to EUR 9.5 billion in 2014. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits decreased from EUR 91.2 billion on December 31, 2012 to EUR 85.6 billion on December 31, 2013 and decreased to EUR 81.5 billion on December 31, 2014. Of these, interbank funding, including funding from the ECB and central banks, decreased from EUR 32.6 billion in 2012 to EUR 23.1 billion in 2013 and then to EUR 16.9 billion in 2014.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Note 22 and Note 25 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2014 include mainly costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 957 million in 2014. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 4 million for the year ended December 31, 2014. See Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

Sources of Capital and Liquidity

Common stock and Preference shares

Common stock

        On November 23, 2012, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved (i) the reduction in the Bank's common stock through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank's common stock with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. ("Eurobank"), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value EUR 2.22 per share. This common stock increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares.

        At its meeting of February 22, 2013 the Bank's Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank's common stock increased by EUR 271 million by issuing 270,510,718 ordinary shares with nominal value of 1.00 Euro per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273 million and was based on the closing price of Bank's share on the ATHEX on February 15, 2013.

        On April 29, 2013, in the context of the recapitalization, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the common stock increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

        On June 19, 2013, the Board of Directors certified that EUR 1,079 million was covered by private investors in cash and EUR 8,677 million by HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 ordinary shares of EUR 0.30 per share.

        From the amount of EUR 9,756 million, EUR 682 million was credited to the common stock whereas the remaining amount of EUR 9,074 million less expenses was credited to the additional paid-in capital.

        On May 10, 2014, the extraordinary general meeting of the Bank's shareholders approved the common stock increase by EUR 2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on May 13, 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

        On May 12, 2014, the Board of Directors certified that EUR 2,500 million was covered in cash. From the amount of EUR 2,500 million, EUR 341 million was credited to the common stock while the remaining EUR 2,159 million less expenses was credited to the additional paid-in capital.

        Following the above common stock increases the total number of ordinary shares as at December 31, 2014 and December 31, 2013 was 3,533,149,631 and 2,396,785,994 respectively, with a nominal value of EUR 0.30 per share.

Non-cumulative non-voting redeemable preference shares

        On June 6, 2008, the Board of Directors of the Bank approved the issuance of 25 million non-cumulative non-voting redeemable preference shares (the "U.S. Preference Shares"), which were offered in the form of ADRs in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11 on the date of the issuance). The total proceeds of the offering amounted to USD 625 million or EUR 403 million. The annual dividend rate is set to USD 2.25 per preference share. On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depository Shares ("ADSs") at USD 12.50 per ADS upon the terms and subject to the conditions set forth in the offer to purchase. As at June 28, 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD 155 million. On July 3, 2013, the purchase of the 12,360,169 ADSs was settled by the Bank. Following the purchase of the ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled the ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Preference shares issued under the Hellenic Republic Bank Support Plan

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved: the common stock increase by EUR 1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek government, in accordance with the Greek Law 3723/2008, and the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favor of the Greek government, in accordance with the Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of EUR 5.00 each in favor of the Greek government.

Securitized loans

        The Bank, through its VIE, has the following securitized notes in issue as at December 31, 2014:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Titlos Plc	Variable Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	(2)	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc	Asset Backed Variable Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500	(1),(3)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Spiti Plc	Asset Backed Variable Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	250	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Autokinito Plc	Asset Backed Variable Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400	(1),(3)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Variable Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	97	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Variable Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250	(1),(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Variable Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	413	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1)
The Bank retains the option to call the notes on any interest payment date, issue new notes, or sell them as is to investors.

(2)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them as is to investors. The outstanding balance of Titlos Plc as at December 31, 2014 is EUR 4,537 million.

(3)
On March 20, 2014, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 116 million and of EUR 50 million, respectively. Furthermore, on September 22, 2014, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 89 million and of EUR 38 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2014 are EUR 1,006 million and EUR 1 million respectively.

(4)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 159 million on March 17, 2014 and EUR 132 million on September 15, 2014. The outstanding amount of Agorazo Plc as at December 31, 2014 amounts to EUR 546 million.

        Moreover, Revolver 2008-1 Plc, by April 15, 2014, proceeded with the full redemption of the remaining EUR 265 million Class A Notes and the EUR 269 million Class B Notes and from January 29, 2015 is under liquidation.

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2014:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Program I(1)	3rd Series	Residential mortgage loans	October 7, 2009	October 2016	846	(3)	Paid annually at a fixed coupon rate of 3.875%
Program II(2)	1st Series	Residential mortgage loans	June 24, 2010	June 2021(5)	1,150	(5)	Paid quarterly at rate of three month Euribor plus a margin of 250 bps(5)
Program II(2)	2nd Series	Residential mortgage loans	June 24, 2010	June 2020(6)	1,200	(6)	Paid quarterly at rate of three month Euribor plus a margin of 240 bps(6)
Program II(2)	3rd Series	Residential mortgage loans	June 24, 2010	June 2019	1,350	(7)	Paid quarterly at rate of three month Euribor plus a margin of 230 bps(7)
Program II(2)	4th Series	Residential mortgage loans	November 25, 2010	December 2018	1,100	(4)	Paid quarterly at rate of three month Euribor plus a margin of 210 bps

(1)
EUR 10.0 billion global covered bonds program ("Program I") established on November 26, 2008.

(2)
EUR 15.0 billion covered bonds program ("Program II") established on June 21, 2010.

(3)
On August 1, 2012, the Bank proceeded with cancellation of the repurchase of covered bonds of EUR 654 million.

(4)
On March 9, April 11 and May 14, 2012 the Bank proceeded with cancellation of covered bonds of EUR 170 million, EUR 10 million and EUR 160 million respectively.

(5)
On November 7, 2014, the Bank proceeded with the cancellation of EUR 350 million. On November 10, 2014, the Bank amended the maturity from June 2015to June 2021and interest rate from ECB rate plus 170 bps to three month Euribor plus 250 bps.

(6)
On November 7, 2014, the Bank proceeded with the cancellation of EUR 300 million. On November 10, 2014, the Bank amended the maturity from June 2017to June 2020 and interest rate from ECB rate plus 200 bps to three month Euribor plus 240 bps.

(7)
On November 7, 2014, the Bank proceeded with the cancellation of EUR 150 million. On November 10, 2014, the Bank amended the interest rate from ECB rate plus 230 bps to three month Euribor plus 230 bps.

        On April 9, 2014, the 6th series of Program II of EUR 1,300 million was cancelled.

        Other than the third Series of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within Note 25 U.S. GAAP Financial Statements.

Other borrowed funds

        The major other borrowings as at December 31, 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
NBG	Fixed rate covered bonds—3rd Series	October 7, 2009	October 2016	EUR	846	(1)	—	Paid annually at a fixed coupon rate of 3.875%
NBG Finance Plc(4)	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	18		—	Paid annually at a rate of 7.0% for the first 5 years and 9.5% thereafter.
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500		71	Paid semi-annually at fixed interest rate of 5.5%
Finansbank	Eurobond Fixed Rate Notes	November 1, 2012	November 2017	USD	350		29	Paid semi-annually at fixed interest rate of 5.15%
Finansbank	Variable Rate Bonds(2)	April 9, 2014	March 2015	TRY	311		78	Paid quarterly Dibs plus 1.15%
Finansbank	Senior Unsecured Notes	April 25, 2014	April 2019	USD	500		24	Paid semi-annually at fixed interest rate of 6.25%
NBG Finance Plc	Notes Senior Unsecured Notes	April 30, 2014	April 2019	EUR	750		—	Paid annually at fixed interest rate of 4.375%
Finansbank	Variable Rate Bonds(2)	June 4, 2014	April 2015	TRY	223		49	Paid quarterly Dibs plus 1.15%
NBG Pangaea REIC	Variable rate bond	August,20, 2014	July 2019	EUR	238		—	Paid quarterly Euribor plus 4.85%
Finansbank	Variable Rate Bonds(2)	September 3, 2014	September 2015	TRY	204		71	Paid quarterly Dibs plus 1.00%
Finansbank	Variable Rate Bonds(2)	October 1, 2014	October 2015	TRY	138		25	Paid quarterly Dibs plus 1.20%
Finansbank	Variable Rate Bonds(2)	November 10, 2014	May 2015	TRY	384		2	Principal amount and interest will be paid at maturity at variable interest rate of Dibs plus 1.10%
Finansbank	Variable Rate Bonds(2)	November 14, 2014	February 2015	TRY	142		—	Principal amount and interest will be paid at maturity at variable interest rate of Dibs plus 0.80%
Finansbank	Variable Rate Bonds(2)	November 18, 2014	February 2015	TRY	148		17	Principal amount and interest will be paid at maturity at variable interest rate of Dibs plus 0.60%
Finansbank	Variable Rate Bonds(2)	November 21, 2014	February 2015	TRY	126		—	Principal amount and interest will be paid at maturity at variable interest rate of Dibs plus 0.80%

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate
Finansbank	Amended Facility Agreement	November 26, 2014	November 2015	USD	396	(4)	—	Paid semi-annually at Libor plus 1%.
Finansbank	Amended Facility Agreement	November 27, 2014	November 2015	EUR	353	(4)	—	Paid semi-annually at Euribor plus 1%.
Finansbank	Variable Rate Bonds(2)	December 4, 2014	April 2015	TRY	300		6	Principal amount and interest will be paid at maturity at variable interest rate of Dibs plus 0.60%
Finansbank	Variable Rate Bonds(2)	December 8, 2014	April 2015	TRY	108		—	Principal amount and interest will be paid at maturity at variable interest rate of Dibs plus 0.80%
Finansbank	Variable Rate Bonds(2)	December 24, 2014	November 2015	TRY	244		1	Principal amount and interest will be paid quarterly at variable interest rate of Dibs plus 1.20%

(1)
Includes fixed rate covered bonds issued by the Bank under the EUR 10.0 billion covered bonds program, which are described in Note 13 to the U.S. GAAP Financial Statements and which the Group has elected the fair value option. During 2014, net losses of EUR 61 million (2013: EUR 210 million) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss). Fair value losses of EUR 76 million were attributable to changes in instrument specific credit risk (2013: loss of EUR 236 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2014 were EUR 872 million and EUR 852 million respectively (2013: EUR 810 million and EUR 850 million, respectively).

(2)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TRY 1 billion.

(3)
The amount represent the outstanding Nominal amount of the initial amount of EUR 450 million issued on July 23, 2010, through UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange

(4)
On November 26 & 27, 2014, Finansbank amended the dual tranche term loan facility signed on November 26 & 27, 2013, based on which the amounts of USD 167 million and EUR 265 million were amended to USD 396 million and EUR 353 million, respectively.

        Other borrowings redeemed or repurchased in 2013 and 2014 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Finansbank	Fixed Rate Bonds(1)	September 14, 2012	March 2013	TRY	400
Finansbank	Fixed Rate Bonds(1)	September 21, 2012	March 2013	TRY	500
Finansbank	Fixed Rate Bonds(1)	November 15, 2012	May 2013	TRY	750
Finansbank	Fixed Rate Bonds(1)	December 14, 2012	June 2013	TRY	650
Finansbank	Fixed Rate Bonds(1)	December 27, 2012	April 2013	TRY	600
Finansbank	Fixed Rate Bonds(1)	March 20, 2013	September 2013	TRY	400
Finansbank	Fixed Rate Bonds(1)	April 4, 2013	September 2013	TRY	476
Finansbank	Fixed Rate Bonds(1)	June 26, 2013	December 2013	TRY	525
Finansbank	Fixed Rate Bonds(1)	July 11, 2013	December 2013	TRY	125
Finansbank	Fixed Rate Bonds(1)	July 18, 2013	October 2013	TRY	105
Finansbank	Fixed Rate Bonds(1)	July 25, 2013	November 2013	TRY	266
Finansbank	Fixed Rate Bonds(1)	August 29, 2013	November 2013	TRY	578
Finansbank	Fixed Rate Bonds(1)	April 19, 2013	April 2014	TRY	124
Finansbank	Fixed Rate Bonds(1)	October 11, 2013	January 2014	TRY	750
Finansbank	Fixed Rate Bonds(1)	October 25, 2013	February 2014	TRY	150
Finansbank	Fixed Rate Bonds(1)	November 25, 2013	March 2014	TRY	245
Finansbank	Fixed Rate Bonds(1)	December 12, 2013	April 2014	TRY	899
Finansbank	Fixed Rate Bonds(1)	December 24, 2013	April 2014	TRY	116
Finansbank	Fixed Rate Bonds(1)	February 11, 2014	May 2014	TRY	244
Finansbank	Fixed Rate Bonds(1)	February 28, 2014	May 2014	TRY	171
Finansbank	Fixed Rate Bonds(1)	April 16, 2014	July 2014	TRY	187
Finansbank	Fixed Rate Bonds(1)	April 30, 2014	October 2014	TRY	500
Finansbank	Fixed Rate Bonds(1)	May 12, 2014	August 2014	TRY	295
Finansbank	Fixed Rate Bonds(1)	May 30, 2014	August 2014	TRY	218
Finansbank	Fixed Rate Bonds(1)	June 24, 2014	September 2014	TRY	125
Finansbank	Variable Rate Bonds(1)	July 16, 2014	October 2014	TRY	148
Finansbank	Variable Rate Bonds(1)	August 11, 2014	November 2014	TRY	210
Finansbank	Variable Rate Bonds(1)	August 29, 2014	November 2014	TRY	223
Finansbank	Variable Rate Bonds(1)	September 23, 2014	December 2014	TRY	124

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TRY 1 billion.

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

        Furthermore, on December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the preferred stock increase by EUR 1,000 million through the issue of an additional 200 million Greek State Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million Redeemable Greek State Preference Shares in favor of the Hellenic Republic, in accordance with Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million Greek State Preference Shares at a nominal value of EUR 5.00 each. Please also refer to Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" and Note 18 to the U.S. GAAP Financial Statement.

  Pillar II—Government guaranteed borrowings facility

        Under the government-guaranteed borrowings facility, the Bank participated in the second pillar of Greek Law 3723/2008 "Hellenic Republic's Bank Support Plan" as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Variable Rate Notes	May 2, 2013	May 3, 2016	4,500	Paid quarterly at a rate of three-month Euribor plus 1,200 bps per annum
Variable Rate Notes	June 26, 2013	June 26, 2015	4,266	Paid quarterly at a rate of three-month Euribor plus 800 bps per annum

Total			8,766

        The notes described above are held by the Bank and, therefore, are not presented as liabilities on the Consolidated Balance sheet.

        Subsequent to 2014, under the same Pillar the Bank issued the following notes

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Variable Rate Notes	January 7, 2015	April 7, 2015	4,100	Paid quarterly at a rate of three-month Euribor plus 600 bps per annum
Variable Rate Notes	January 23, 2015	May 23, 2015	1,900	Paid monthly at a rate of one-month Euribor plus 600 bps per annum
Variable Rate Notes	April 15, 2015	October 15, 2015	4,100	Paid semi-annually at a rate of six-month Euribor plus 800 bps per annum

Total as of April 30, 2015			6,000

        During 2014, the following Notes matured:

Description	Issue date	Maturity date	Nominal amount in million EUR
Variable Rate Notes	June 7, 2011	June 7, 2014	1,925
Variable Rate Notes	December 12, 2013	December 12, 2014	4,108

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On August 6, 2013, September 16, 2013 and July 17, 2014 the Bank from Public Debt Management Agency, new three-year zero coupon special Greek Government bonds of EUR 787 million, EUR 60 million and EUR 1,262 million, respectively, collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

Recent Financing

        The major debt securities in issue issued after December 31, 2014 are as follows:

        On February 20, 2015, Finansbank issued TRY 150 million Dibs plus 0.80% variable rate notes, maturing in May 2015.

        On March 6, 2015, Finansbank issued TRY 150 million Dibs plus 0.90% variable rate notes, maturing in June 2015.

        On March 24, 2015, Finansbank issued TRY 101 million Dibs plus 0.60% variable rate notes, maturing in June 2015.

        On April 10, 2015, Finansbank issued TRY 258 million Dibs plus 0.60% variable rate notes, maturing in September 2015.

        On April 30, 2015, Finansbank issued TRY 115 million Dibs plus 0.80% variable rate notes, maturing in July 2015.

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

Risk Management Governance

        The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the EBA, the Bank of Greece and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities.

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee ("BRC") overseeing all risk management functions across the Group. All risk management units report to the NBG Group Risk Control and Architecture Division ("GRCAD") and to the NBG Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Group Chief Risk Officer (the "CRO"). A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards. The Internal Audit—Inspection Division of the Bank and the Group, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Board Risk Committee

        The BRC forms and submits for approval to the Board of Directors the risk appetite and capital management strategy of the Bank and the Group on an annual basis. It also sets the principles and approves the policies that govern the risk management and monitors the implementation and outcome of these policies.

        Since December 19, 2013 the BRC has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee.

        The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved risk strategy and the business plan of the Group. The proposals to the BRC are submitted by the CRO. For a further description of the BRC and a list of its current members, see Item 6.C, "Board Practices—Board Committees".

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

  •
  Establish guidelines for the development of assessment methodologies for Expected Loss (EL) and its components, i.e. Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) for each segment of corporate and retail asset class;

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

        Both Divisions report to the Assistant General Manager for Group Risk Management. During 2013, the Senior Executive Committee decided to reform the architecture of the management level risk committees of the Bank, by providing its approval for the establishment (at Group level) of the Risk Management Council, the New Product Committee and the Compliance & Reputational Risk Committee.

Asset and Liability Committee

        The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank's ALCO meets at least once a month and is comprised of the Deputy CEOs and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        The Committee is comprised of the following members:

Chairman	Paula Hadjisotiriou	Deputy CEO—Group CFO
Member	Paul Mylonas	Deputy CEO—CRO
Member	Dimitrios Dimopoulos	Deputy CEO—Business
Member	—	General Manager of Treasury and Global Markets
Member	Nelly Tzakou-Lampropoulou	General Manager of Retail Banking

        The Chairman can invite other executives of the Bank and Group, to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Internal Audit

        Internal Audit of the NBG Group is an independent function, whose objective is to provide assurance and consulting services designed to add value by making feasible and cost effective recommendations that improve the Group's operational effectiveness. Internal Audit contributes to the achievement of corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of the corporate governance framework, risk management and internal controls, (b) recommending appropriate measures to minimize risk and improve the efficiency and effectiveness of the policies and procedures of the Group's Units, and (c) monitoring the implementation of corrective actions agreed by management.

        Group Internal Audit Division (GIAD) is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned and discharged by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any appointment, dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Group Chief Audit Executive reports functionally, through the Audit Committee, to the Bank's Board of Directors and administratively, directly to the Group CEO.

        According to the GIAD's Charter, which has been approved by the Bank's Board of Directors, GIAD is authorized to operate at Group level and to coordinate and supervise the activities of the IAUs of the Group subsidiaries. Since 2010, the Bank's GIAD has undertaken the Internal Audit activities of key domestic subsidiaries aiming to improve quality of service and achieve economies of scale.

        All IAUs across the Group use the same:

  •
  internal audit methodology that has been developed by Bank's GIAD and follows the COSO principles and the International Standards for the Professional Practice of Internal Auditing of the Institute of Internal Auditors (IIA) During the fourth quarter of 2014, the internal audit methodology has been updated in full alignment with the 2013 COSO framework;

  •
  information systems audit methodology based on the COBIT framework recommended by the Information Systems Audit and Control Association (ISACA); and

  •
  internet based platform which allows for a more effective management of the audit activities and provides: (i) real time monitoring of the audit activities across all subsidiaries, (ii) information sharing among the Group's internal auditors and (iii) standardization of the audit methodology.

Bank's GIAD is periodically assessed by qualified external evaluators in relation to the IIA's international best practices.

        In June 2014, the Bank's Board of Directors has approved the amendment of GIAD's Charter, incorporating in it the updated Basel Guidelines and IIA standards and upgrading the IT Audit Unit into a separate Sector, reporting directly to the Group Chief Audit Executive.

Liquidity Risk

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses.

        It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

        The Bank's Senior Executive Committee has the responsibility to implement the liquidity risk strategy approved by the BRC and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's Senior Executive Committee is informed on a daily basis about current liquidity risk exposures ensuring that the Group's liquidity risk profile stays within approved levels. In addition, management receives a liquidity report on a daily basis, which presents a detailed analysis of the Group's funding sources and counterbalancing capacity. Moreover, the ALCO monitors the gap in maturities between assets and liabilities as well as the Bank's funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Group also monitors its Loans-to-Deposits ratio, which as at December 31, 2014, stood at 93.8%.

        Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels and that, even under adverse conditions, the Group must has access to funds necessary to cover customer needs, maturing liabilities and other capital needs by maintaining the counterbalancing capacity.

        For a discussion on the principal sources of liquidity of the Bank and the Group's subsidiaries, see Item 5.B, "Liquidity and Capital Resources—Liquidity Management".

Interest Rate Risk in the Banking Book

        Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group's banking book consists mainly of loans, interest bearing deposits with banks, securities purchased under agreements to resell, HTM securities, interest bearing deposits, securities sold under agreements to repurchase, other borrowed funds and long-term debt that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

  •
  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group's activities;

  •
  measurement of vulnerability to loss under stressful market conditions;

  •
  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

  •
  a documented policy regarding the management of interest rate risk in the banking book.

See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities and shareholders' equity by those denominated in EUR and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2012, 2013 and 2014. As described above, at the end of any day, the open currency position ("OCP") has to comply with the limits set by the Treasury Division and the GMORMD.

Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

	Year ended December 31,
	2012			2013			2014
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Assets:
Cash and due from banks	1,053	1,104	2,157	1,113	855	1,968	1,734	993	2,727
Deposits with central bank	1,194	1,692	2,886	1,562	1,892	3,454	988	2,595	3,583
Securities purchased under agreements to resell	33	800	833	36	3	39	1	93	94
Interest bearing deposits with banks	2,536	441	2,977	3,013	320	3,333	2,368	408	2,776
Trading assets	5,204	265	5,469	2,732	350	3,082	2,145	260	2,405
Derivative assets	3,232	461	3,693	2,415	1,256	3,671	4,592	1,351	5,943
Available-for-sale securities, at fair value	3,470	3,621	7,091	3,859	2,526	6,385	2,702	2,501	5,203
Held to maturity securities	345	11	356	9,376	984	10,360	9,342	1,303	10,645
Equity method investments	75	113	188	62	90	152	70	90	160
Loans	52,310	22,024	74,334	52,703	20,533	73,236	51,374	23,534	74,908
Less: Allowance for loan losses	(6,317)	(1,001)	(7,318)	(6,802)	(950)	(7,752)	(8,290)	(1,202)	(9,492)

Net loans	45,993	21,023	67,016	45,901	19,583	65,484	43,084	22,332	65,416
Goodwill, software and other intangibles	283	2,840	3,123	234	2,285	2,519	2,008	588	2,596
Premises and equipment	932	350	1,282	1,072	346	1,418	1,454	674	2,128
Accrued interest receivable	465	278	743	532	297	829	487	340	827
Other assets	2,763	579	3,342	3,537	476	4,013	3,170	599	3,769
Assets classified as held for sale	—	—	—	134	—	134	118	23	141

Total assets	67,578	33,578	101,156	75,578	31,263	106,841	74,263	34,150	108,413

	Year ended December 31,
	2012			2013			2014
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Liabilities and Shareholders' Equity:
Total deposits	70,593	20,566	91,159	65,745	19,849	85,594	60,107	21,405	81,512
Securities sold under agreements to repurchase	310	799	1,109	3,467	1,271	4,738	3,625	1,428	5,053
Other borrowed funds	308	1,718	2,026	389	1,289	1,678	454	1,856	2,310
Accounts payable, accrued expenses, derivative and other liabilities	5,776	2,244	8,020	5,057	2,062	7,119	8,424	2,337	10,761
Long-term debt	1,331	786	2,117	1,693	889	2,582	2,617	1,468	4,085
Insurance reserves	2,510	8	2,518	2,494	10	2,504	2,244	4	2,248
Liabilities classified as held for sale	—	—	—	10	—	10	7	—	7

Total liabilities	80,828	26,121	106,949	78,855	25,370	104,225	77,478	28,498	105,976
Non-controlling interests	33	278	311	17	272	289	14	25	39
Total equity	(8,382)	2,278	(6,104)	284	2,043	2,327	(102)	2,500	2,398

Total liabilities and equity	72,479	28,677	101,156	79,156	27,685	106,841	77,390	31,023	108,413

C.  Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.  Trend Information

  Recent Macroeconomic Developments in Greece

        Following the Hellenic Republic's sovereign debt crisis beginning in 2009 and the sharp deterioration in financial and macroeconomic conditions, a financial support mechanism was activated in May 2010, jointly supported by the IMF and Eurozone Member States with terms extending through 2015 conditioned on the implementation of a very demanding economic adjustment program (see Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of

Operations—Overview of the Crisis, Recent Market and Regulatory Developments—The Hellenic Republic's Economic Crisis—Second Economic Adjustment Program, jointly supported by the IMF and the Member States of the Eurozone—The Second Program"). Following the government debt restructuring in February 2012, the Second Program, conditioned on the imposition of fiscal and structural adjustment policies.

        The impact of the economic adjustment programs in terms of losses in production, employment and disposable income, has been very high by historical standards, as the existing structural inflexibilities and the short period over which the adjustment policies have been implemented have amplified the recessionary impact and social costs of the austerity measures. The intensity of economic adjustment had also been compounded by a high level of uncertainty, resulting in a sharp contraction of GDP that reached (26.0)% in the 2008-2013 period.

        In 2013, adjustment policies began to bear fruit as a primary surplus of 1.2% of GDP in the general government budget (according to the Second Program definition, Greek Government Budget 2015, Introductory Note)—a year earlier than the Second Program target. Moreover, a surplus of 0.6% of GDP has been registered in the current account balance of Greece's external transactions, for the first time in sixty years. The current account deficit in Greece's external transactions decreased by 15.5% of GDP between 2008 and 2013. The cyclically adjusted primary balance improved by almost 16% of GDP between 2009 and 2013, and in 2013 it was two time higher than the European average (IMF Fiscal Monitor, October 2014).

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

  (c)
  an increase in total banking system deposits by 8.1% (EUR 14.2 billion) (source: Bank of Greece; Bulletin of Conjunctural Indicators, January-February 2014); and

  (e)
  a material reduction of the dependency of the Greek banks on funding from the ECB and national central banks (46.2%) (Source: Bank of Greece, Eurosystem Financial Statement, June 2012).

        In 2014, following six consecutive years of severe contraction, Greece's economy began to grow as real GDP increased by 0.7% year-on-year in 2014 (ELSTAT data), supported mainly by rising private consumption (1.4% year-on-year in 2014), the strong performance of the tourism sector (an annual increase of 10.6% year-on-year in tourism revenue, Bank of Greece Data) and positive, albeit relatively slower, growth of goods exports (5.3% in volumes, in 2014). Moreover, business investment picked up offsetting the drag from the continuing sharp drop in residential investment, permitting economy-wide gross fixed capital formation to enter positive growth territory as from the third quarter of 2014 (3.0% year-on-year in 2014 in constant prices, ELSTAT data).

        The positive GDP growth trend remained firm in the second half of 2014 (1.4% year-on-year), although uncertainty about the modalities of a potential exit from the Second Program in conjunction with the early election in January 2015 took a negative toll on business sentiment in late 2014 and early 2015 (EU Commission data).

        Overall, private consumption was a key contributor to GDP growth (1.4% year-on-year in 2014 compared to (2.2)% year-on-year in 2013), supported by the gradual improvement in labor market conditions (employment growth of 0.6% in2014, ELSTAT data), the notable slowing in wage adjustment following a sharp cumulative decline in economy-wide nominal average wage of (23)% since 2009 (Bank of Greece estimates, November 2014) and steadily improving consumer confidence for the most part of the year. Employment growth entered positive territory in second quarter of 2014 and gained traction in second half of 2014 supported by the buoyancy of demand in tourism sector and related activities. Unemployment rate remains very high but has followed a downward trend since October 2013 falling to 26.0% in December 2014 (ELSTAT data).

        Business investment (excluding residential construction) showed a significant improvement increasing by 18.4% year-on-year (ELSTAT data) in 2014 supported by the pick up in consumption, accelerating tourism activity and improving external demand (especially in second half of 2014). On the other hand, the free fall in residential investment continued ((51.5)% year-on-year in 2014, from (27.7)% year-on-year in 2013) and the annual drop in house prices reached (7.4)%, on average, in 2014 Bank of Greece, Bulletin of conjunctural indicators).

        External adjustment gained additional traction with the current account balance (Bank of Greece Bulletin of conjunctural indicators) registering the second consecutive surplus of 0.9% of GDP on the back of strong tourism receipts (10.6% year-on-year in 2014) and positive goods exports (4.9% year-on-year in 2014). The fall in oil import bill and higher current transfers (mainly from EU) have also supported external adjustment. The solid gains in cost competitiveness following six years of sharp adjustment in average nominal wages of almost (24)%, are reflected at the cumulative decline of unit labour cost by 17% in the period 2010-2014 (Source: Bank of Greece, Governor's Annual Report, February 2015).

        Inflation remained negative (CPI: (1.3)% year-on-year and GDP deflator (2.6)% in 2014, ELSTAT data) with falling oil and other commodity prices in the second half of 2014 feeding into the continuing disinflationary process that begun in 2013. Nominal GDP declined by 1.9% in 2014 as the 2.6% decline in GDP deflator offset the 0.7% increase in real GDP.

        The fiscal adjustment achieved in recent years has been unprecedented—an adjustment of 11.5% of GDP in government budget primary surplus—and brought Greece to the top three of Eurozone countries with the highest primary surpluses (in 2013) and the largest cyclically adjusted primary surplus (higher than 5.0% of GDP, EU Commission Winter Forecasts 2015).

        Government budget implementation remained broadly on track for the most part of 2014 (Greek Ministry of Finance monthly press releases), however an increasing revenue shortfall due to the delayed implementation of a new law for settlement of tax and social security contributions' arrears and moral hazard related to the snap election of January 2015, have weakened fiscal performance since September 2014. In 2014 the weaker than budgeted revenue performance and continued tensions in social security system financing, have been only partly offset by further cuts in primary spending. Annual Fiscal data disseminated from ELSTAT to Eurostat in April 2015 indicate a primary surplus of 0.4% of GDP in general government budget in FY 2014 on the basis of Eurostat's European System of National and Regional Accounts ("ESA") 2010 regulation (not fully aligned with Program definition).

        The general government's debt-to-GDP ratio reached 177.1% in 2014 (ELSTAT Press release on 2011-2014 Fiscal Data, April 2015), and is expected to peak at 180.2% of GDP in 2015 and decline to 173.5% of GDP in 2016 to below 172% (EU Commission forecasts, Spring 2015), on the back of a higher primary surplus and assuming acceleration of economic growth (EU Commission estimates, Spring 2015). Favorable interest rates together with the back-loaded payment schedule for loans from the EFSF will help to keep interest expenditure low for a long period, despite the still high stock of debt. However the prospective downward revision of the Program target for a primary surplus of 2.9% of GDP in 2015 to 1-1 1/2% of GDP along the lines of the Eurogroup agreement of February 20, 2015 in conjunction with lower growth in nominal GDP could delay the return of public debt to a sustainable downward trajectory by about one year.

        Liquidity conditions had shown signs of improvement until October 2014, especially in the deposit segment (increase of private deposits of 9.2% or EUR 16.2 billion from the lows of June 2012) while 10-year Greek Government bond yields fell to below 6.0% in September 2014 for the first time in 5 1/2 years supported by a further loosening of monetary policy conditions in the euro area.

        The deleveraging process continued at a slowing pace during 2014, with business and household lending declining by 3.3% and 2.9%, respectively, in December 2014 (source: Bank of Greece, Bulletin of Conjunctural Indicators), and the peak-to-date adjustment in outstanding private-sector credit in gross terms amounting to (18.1)% since 2009 (source: Bank of Greece, Bulletin of Conjunctural Indicators). However, the Greek economy experienced a deterioration of financial market sentiment in the fourth quarter of 2014, reflecting political uncertainty and on-going discussions on the evolution of Greece's relationship with its official lenders and the timing and characteristics of Greece's exit from the current economic support program.

        On December 8, 2014, the Eurogroup agreed to withhold the disbursements due under the Hellenic Program and announced a "technical extension" of the EU side of the Hellenic Program, initially set to be completed by the end of 2014, to end February 2015.

        Greek parliamentary elections held on January 25, 2015 resulted in the formation of a new coalition government, with a parliamentary majority comprising the left wing party Syriza (149 seats) and the right wing party Independent Greeks (13 seats). The new Greek government has expressed its intention to attempt a renegotiation of Greece's relation with its official creditors, and to negotiate additional debt relief from the official sector, in conjunction with lower debt servicing costs.

        On February 4, 2015, the ECB announced its decision to lift the waiver affecting marketable debt instruments issued or fully guaranteed by the Hellenic Republic, which had allowed these instruments to be used in ECB and National Central Banks monetary policy operations despite the fact that they did not fulfill minimum credit rating requirements.

        On February 20, 2015, the Eurogroup agreed to a four-month extension of the MFFA underpinning the Second Program. Pursuant to the agreement to extend the MFFA, the Greek government presented a list of reform measure proposals, which were to have been agreed with the Institutions by the end of April 2015.

        As of the date of this Annual Report, no agreement between Greece and its official lenders has been reached as regards the conditions and the timing of disbursement of remaining EFSF and IMF funds to Greece under the Second Program and the modalities of the transition from the current arrangement to a new financial arrangement—which is likely to provide contingent financing for covering the Hellenic Republic's financing needs for 2015 and 2016.

        Such an agreement between the Greek government and the Institutions on the framework and conditionality that is going to underlie their relation in the near term as well as in following years is a precondition for:

  •
  Greek banks to continue using Greek government bonds and government guaranteed instruments as collateral for ECB refinancing operations (to the extent available to Greek banks)

    and/or accessing ELA, as well as to allow the ECB to buy Greek asset-backed securities and covered bonds in the context of its increasingly expansionary monetary policy strategy;

  •
  The Hellenic Republic to cover its financing needs through 2015 and potentially for 2016, while gradually accessing the markets at improving terms to finance itself; and

  •
  Any further relief on Greek government debt from its official creditors being provided.

        The continuing delay in reaching an agreement as regards the conditions underlying the disbursement of about EUR 7.3 billion of related financing from the EU and the IMF, in conjunction with uncertainty surrounding the potential modalities of Greece's exit from the current financial support agreement, have resulted in weakening financial market sentiment in the first fourth months of 2015.

        Accordingly, Greek 10-year government bond yields climbed to above 12% in early April 2015 from 5.9% in September 2014 (monthly average, Bloomberg generic Greek government bond yields) and total deposits in the Greek banking system declined by EUR 30.1 billion between November 2014 and March 2015 (Bank of Greece, banking system database). As a result, Greek banks dependence on the Eurosystem climbed rapidly to above EUR 107.2 billion in March 2015 of which EUR 68.5 billion corresponded to the ELA. The respective figures in September 2014 were EUR 42.6 billion of total Eurosystem dependence with only EUR 1.6 billion related to ELA.

        Uncertainty regarding the coverage of the financing needs of the Hellenic Republic in 2015 and 2016—provided that conditions as of April 2015 are prohibitive for the Hellenic Republic to access the capital markets—in conjunction with continuing fiscal effort, slow recovery of disposable income in the private sector and exogenous factors have exerted, and may continue to exert, significant downward pressure and/or excessive volatility on asset prices and on the availability and cost of credit for financial institutions, including the Group. Furthermore, the above factors will continue to impact adversely the credit quality of the Group's customers and counterparties weighing on their financing and income positions, weakening further collateral valuations and giving rise to additional moral hazard effects i.e. undermining borrowers' incentives to service their debts. These conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur significant losses or experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability.

        Additional risks and challenges during 2015 relate to the persistence of high unemployment rates in Greece, the effect of the anticipated income and property tax reforms, as well as the success of the major structural reforms in Greece and their impact on the economy.

The Macroeconomic Environment in South Eastern Europe-5 ("SEE-5", comprising Albania, Bulgaria, FYROM, Romania, and Serbia) and Turkey(1)

        The economies and banking sectors of Turkey and SEE-5 performed relatively well in 2014.

        The Turkish economy and banking sector performed relatively well in 2014, despite a weakened global risk appetite for emerging market assets and a heightened domestic political uncertainty, due to the ongoing long electoral cycle (local and presidential elections were held in March and August 2014, respectively, and legislative elections are set to take place in June 2015). Economic activity slowed down, with real GDP growth moderating to 2.9% in 2014 from 4.2% in 2013, mainly due to weaker domestic demand, following the sharp hike of the Central Bank of the Republic of Turkey's ("CBRT's") key policy rate (the 1-week repo rate) by 550 bps to 10.0% at end-January 2014, and the implementation of macro-prudential measures to contain credit activity growth at 15.0%. The sharp

(1)
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country.

increase of the CBRT's 1-week repo rate at end-January 2014 aimed at halting a disorderly depreciation of the domestic currency (by 7.9% against the USD in the first three weeks of 2014 and by 22.7% since mid-May 2013), driven by adverse external financial conditions and increasing volatility ahead of the 2014 local and national elections. As a result, the CBRT's average effective funding rate rose from 5.8% in 2013 to 9.5% in the first five months of 2014 before easing to around 8.6% in the rest of the year.

        On a positive note, the current account deficit, the "Achilles heel" of the economy, narrowed significantly to 5.7% of GDP (USD 45.8 billion) in 2014 from 7.9% of GDP (USD 60.0 billion) in 2013, on the back of not only a gradual normalization of the gold balance (which posted its worst ever performance in 2013) but also a significant improvement in the underlying balance (excluding oil and gold). Importantly, despite adverse external financial conditions in 2014, net FDI inflows reached USD 5.5 billion ; net portfolio inflows stood at USD 20.0 billion; and banks and non-bank companies were net borrowers of USD 12.2 billion and USD 5.8 billion, respectively. Moreover, the long-term loan rollover ratio of banks and non-bank companies stood at 190.9% and 124.6%, respectively, in 2014. As a result, foreign exchange reserves remained broadly unchanged from 2013, standing at the comfortable level of USD 106.9 billion (covering around 5 months of imports of goods and non-factor services).

        Despite a backdrop of weak economic growth and tight liquidity conditions, the Turkish banking sector posted a relatively good performance in 2014. Specifically, the (annualized) return on average equity ratio edged down to 12.2% in 2014 from 14.2% in 2013, due, inter alia, to a faster repricing of deposits and moderating lending activity (up 18.5% year-on-year in December 2014 against 32.2% year-on-year in December 2013). Moreover, the loans +90 dpd-to-total loans ratio inched up to 2.9% in December 2014 from 2.8% in December 2013. Finally, the capital adequacy ratio strengthened to 16.3% in December 2014 from 15.3% in December 2013—well above the statutory threshold of 8.0%.

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

        SEE-5 economies and banking sectors also performed relatively well in 2014. Economic activity slowed down, with real GDP growth easing to an estimated 2.0% in 2014 from 2.8% in 2013, mainly reflecting a base effect from a surge in agricultural output in the third quarter of 2013 and a contraction in Serbia's GDP due to devastating floods last May. The relatively strong growth performance in 2014 was supported by external demand. Exports gained steam, mainly due to increasing penetration in non-EU fast-growing regions and broadening export base (especially in the automotive sector, which currently comprises approximately 40.0% of Romania's total exports of goods). The current account deficit remained at 1.7% of GDP for the second successive year in 2014, well below the pre-crisis all-time high of 15.0% of GDP, supported by subdued domestic demand, reflecting, among other factors, a tight fiscal policy stance (the fiscal deficit stood at 3.1% of GDP in 2014, broadly in line with the EU threshold of 3.0%) and weak credit activity, mainly as a result of limited financing of the primarily foreign-owned banking sector by parent banks and banks' tight credit standards. On another positive note, non-debt generating foreign direct investments more than covered the current account deficit for the second year in a row in 2014 (around 150%).

        Against this backdrop, the SEE-5 banking sector's fundamentals strengthened and its performance improved in 2014. In particular, excluding Romania, where massive provisioning for bad loans continued for a third consecutive year, the profit is estimated to have increased to EUR 658 million in 2014 from EUR 366 million in 2013, underpinned by lower provisions for bad loans, in line with the stabilization of the ratio of problematic loans to total gross loans (ranging between 11.3% in FYROM and 22.8% in Albania at end-2014 and 11.5% in FYROM and 23.2% in Albania at end-2013). Moreover, the capital adequacy ratio stabilized at high levels (ranging between 15.7% in FYROM and 21.9% in Bulgaria at end-2014 and 15.5% in Romania and 20.9% in Serbia at end-2013), boding well for a rebound in lending activity in the near future, in view of the region's low penetration rate (loan-to-GDP ratios in SEE-5 ranged between 31.3% and 60.8% at end-2014), especially in the retail segment (retail lending-to-GDP ratios in SEE-5 ranged between 10.7% and 21.6% at end-2014) and adequate liquidity ratio (the SEE-5 average loan-to-deposit ratio returned, for the first time in eight years, to below the 100.0% threshold at end-2014). Note that the Bulgarian banking sector came under stress in mid-2014, with runs on two large domestically-owned banks (Corporate Commercial Bank and First Investment Bank). However, the situation normalized rapidly, as the authorities put into administration one of the banks and secured a large emergency liquidity support to the banking sector (equivalent to more than 40% of the sector's capital) through a precautionary credit line of EUR 1.7 billion from the European Union and the issuance of a special bond worth EUR 0.7 billion.

        In SEE-5, real GDP growth is expected to turn higher in 2015 than in 2014 but remain below its long-term potential of 3.5%, supported by reviving domestic demand. Indeed, strengthening real disposable income, on the back of improving labour market conditions and weak inflation, should boost private consumption, while better absorption of EU funds should strengthen further investments. This benign operating environment, along with the expected slowdown in non-performing loans formation, should help improve further the profitability of the banking sector.

        There are, however, downside risks to the SEE-5 positive outlook, stemming from renewed political uncertainty (a fragile majority Government in Bulgaria and continued boycott of Parliament by the opposition in FYROM) and weaker-than-expected economic activity in the region's main trading partner—the euro area.

        In Turkey, real GDP growth is also expected to move up in 2015 from 2.9% in 2014 but remain below its long-term average of 4%, on the back of stronger domestic demand, reflecting lower interest rates and global oil prices. Moreover, the current account deficit is expected to narrow further, due to a large improvement in the oil balance. In this benign operating environment, the banking sector's profitability should improve, mainly on the back widening net interest margins, reflecting lower interest rates and inflation, as well as a resilient credit activity.

        The macroeconomic and banking sector performance in Turkey would, however, be weaker than expected in 2015, should global liquidity conditions deteriorate, on the back of an earlier-than-anticipated or more aggressive-than-expected normalization of the Fed interest rate, and/or geopolitical risks (emanating from the middle-east and Russia-Ukraine) intensify.

        Overall, our ability to foresee market conditions in the markets in which we operate remains constrained by risk factors and potential exogenous impulses, and therefore long-term targets continue to be surrounded by a significant degree of uncertainty.

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

        The following tables summarize the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as at December 31, 2013 and 2014:

	2013	2014
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Residential real estate	10	6
Commercial letters of credit	593	796
Standby letters of credit and financial guarantees written	5,665	6,503

Total	6,268	7,305

(1)
Commitments to extend credit as at December 31, 2013 and 2014 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2014 are EUR 15,694 million (2013: EUR 12,327 million)

F.  Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2014, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in millions)
Time deposits(1)	38,364	554	176	5	39,099
Long-term debt(1)	574	2,094	1,577	462	4,707
Operating lease obligations	95	158	113	110	476
Insurance reserves(2)	309	364	291	1,284	2,248
Pension liability(3)	36	35	29	237	337

Total	39,378	3,205	2,186	2,098	46,867

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

G.  Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Board of Directors and Senior Management

Board of Directors of the Bank

        The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Board of Directors' Operation

        The members of the Board of Directors are elected by the Bank's General Meeting of Shareholders for a term that cannot exceed three years and ends at the ordinary General Meeting of Shareholders of the year in which such term expires. All members are eligible for re-election. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of 9 up to a maximum of 15 members and must always be an odd number) and its independent members. One representative of the Greek government, as per Greek Law 3723/2008 and one representative of the HFSF, as per Greek Law 3864/2010, are members of the Board of Directors (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"). The Corporate Governance Code specifically defines the minimum number of executive, as well as independent and non-executive directors (see Item 10.B, "Additional information—Memorandum and Articles of Association" and Item 16.E, "Purchases of equity securities by the issuer and affiliated purchasers").

        The General Meeting of Shareholders may, at any time, remove members of the Board of Directors. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine. In the event that a new Director is provisionally elected, the election shall be valid for the remaining term of office of the director replaced and is announced by the Board of Directors at the immediately following General Meeting, which may replace the Directors elected, even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board.

        The Board of Directors elects, by absolute majority from its members, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect one or more Vice Chairman and Deputy Chief Executive Officer. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairman and the Deputy Chief Executive Officers. However, the Bank, remaining abreast of international developments in corporate governance issues while continuously updating its corporate governance framework, distinguishes the role of the Chairman from the Chief Executive Officer.

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

        The Board of Directors meets as required by Greek legislation, the Bank's Articles of Association and Corporate Governance Code, as well as the stipulations of the Relationship Framework Agreement and the obligations of the Bank towards the Monitoring Trustee and is convened (a) by the Chairman, by means of an invitation to the Board at least three business days prior to the meeting (the invitation must clearly specify the items on the agenda, otherwise resolutions may not be adopted at the meeting unless all of the Board are present or represented and no director objects to such resolutions); or (b) by the Chairman or his substitute at the request of at least two directors, and within seven days of such request being filed with the Chairman or his substitute; or (c) by the Chairman at the request of the HFSF Representative and within seven days of such request being filed in writing with the Chairman and including the proposed items on the agenda. If the Chairman of the Board does not proceed, at the request of two Directors or the HFSF Representative, to the convocation of the Board within the above deadline (or does not include all the items proposed by the HFSF in the invitation) then the two Directors or the HFSF Representative, respectively, shall be entitled to convoke the Board within five days as at the expiry of the above seven days period. Such invitation shall be notified to all the members of the Board.

        Any director may request that the Chairman includes one or more items on the next Board meeting agenda. Two or more directors may require the Chairman to include one or more items on the next Board meeting agenda. The HFSF representative can also include items on the agenda of a scheduled Board meeting and for this purpose, he shall send to the Chairman of the Board, in writing, the desired/additional items at least two working days prior to the date of the meeting. The Chairman of the Board must include these items in the agenda of the scheduled Board meeting.

        The Board of Directors forms a quorum and validly deliberates when the absolute majority of the Directors is present or represented, but under no circumstances may the number of Directors present be less than five. The Articles of Association describe in detail the requirements of Directors' representations for valid resolutions adoption.

Responsibilities of the Board of Directors

        The Board of Directors' responsibility includes among other matters:

  •
  Review and approval of the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank's and the Group's management;

  •
  Review of the Group's corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group's corporate governance system;

  •
  The acquisition of shareholdings in other banks in Greece or abroad, or divestment thereof;

  •
  The establishment of Branches, Agencies, and Representation Offices in Greece and abroad;

  •
  The establishment of associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

  •
  The approval the Bank's internal labour regulations;

  •
  The nomination of General Managers and other executives of the Bank, as appropriate in line with the applicable framework and accordingly following proposals by the Bank's responsible bodies;

  •
  Review and approval of the Group and the Bank's annual and interim financial report;

  •
  The issue of Bonds of any type, with the exception of those for which the Bank's General Meeting of Shareholders is exclusively responsible in accordance with Greek law;

  •
  Approval and review of a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals

  •
  Approval of the Bank's and the Group's Corporate Social Responsibility ("CSR") Policy; and;

  •
  Approval and review of the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources & Remuneration Committee of the Board.

        The Bank's Board is supported by competent Committees, which have been established and operate for this purpose (see Item 6.C, "Board Practices—Board Committees"), the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

        Moreover, pursuant to article 1 of Greek Law 3723/2008, article 10 of Greek Law 3864/2010, and the Relationship Framework Agreement with the HFSF, the representatives of the Greek Government and the HFSF can, inter alia, veto the decision making process of the Board in relation to dividend appropriation and remuneration of the Chairman of the Board and Board members, the Chief Executive Officer, the Deputy Chief Executive Officers as well as the General Managers and their substitutes. See also "Monitoring Trustee", below and Item 7., "Major Shareholders and Related Party Transactions", while further information may also be found in the Bank's Articles of Association and the NBG Group Corporate Governance Code, which are available on the Bank's website at https://www.nbg.gr/english/the-group/corporate-governance/regulations-principles.

Directors Nomination

        The nomination procedure and the qualification criteria for Directors are specifically provided for in the Bank's internal corporate governance rules and in particular: a) the Bank's Articles of Association, b) the NBG Corporate Governance Code, c) the Board's Corporate Governance and Nomination Committee Charter and d) the Directors' Nomination Policy. Each nominee fulfills such criteria that ensure the appropriate governance and guidance of the Bank's strategy in relation to economic, business and policy issues.

        According to article 9.1.b of the Bank's Articles of Association, the General Meeting of Shareholders is the sole corporate body vested with the authority to elect the members and substitute members of the Board of Directors, as well as to determine the independent non-executive members. Exceptionally, the provisions of article 18.3 of the Bank's Articles of Association and pursuant to article 18.7 of the Greek Company Law 2190/1920, in the event that as a result of resignation, death or forfeiture for whatever reason a director ceases to be on the Board and his replacement by substitute directors elected by the General Meeting is not feasible, the remaining directors may either provisionally elect another director to fill the vacancy for the remaining term of the appointment of the director replaced, or continue to manage and represent the Bank without replacing the missing director(s), provided that the number of the remaining directors shall be at least nine. Furthermore, according to Greek Company Law 2190/1920, any shareholder may propose a candidate for Board of Directors membership at the General Meeting of Shareholders and this right (that is to propose a candidate at the General Meeting) is also given to the Board of Directors. To this end, the Board of Directors, assisted by the Board of Directors' Corporate Governance and Nomination Committee, proposes to the General Meeting candidates for Board of Directors membership on the basis of the Director's Nomination Policy that requires them to meet specific qualifying criteria ("fit and proper"), according to the Bank's Corporate Governance Code. It is not required for the Board of Directors to submit a separate proposal for the positions of the Chairman of the Board of Directors and the Chief Executive Officer. Following the election of the new members of the Board of Directors by the General Meeting of Shareholders, the new Board of Directors in its inaugurating session elects, from its members, the Chairman of the Board of Directors and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect Vice Chairman and Deputy Chief Executive

Officers. In discharging their nomination responsibilities and proposals to the General Meeting of Shareholders or in appointing new members in replacement of retired members, the Board of Directors proposes candidates to be appointed as Directors or replace members of the Board of Directors that have submitted their resignation, who possess a particular profile, in compliance with the NBG Directors' Nomination Policy and whose nomination ensures that the Board of Directors as a collective body presents the following profile:

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

        The NBG Group Corporate Governance Code (as described below), as well as the Directors' Nomination Policy (as described below) provide for specific qualifying criteria ("fit and proper") for the nomination of candidates; professional capacities that are incompatible with the position of the Board of Director at NBG; criteria for non-executive directors' independence; and finally cases of conflicts of interest and maximum number of allowed other directorships of a Board member. All the above aim to ensure and the best composition for the Board of Directors of NBG.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        The Board has a self evaluation system for assessing the effectiveness of its work and that of its committees, based on a methodology developed and approved by the Corporate Governance & Nominations Committee. Every three years, an in depth evaluation is carried out by an external consultant whose selection and oversight are the responsibility of the Corporate Governance & Nominations Committee. In 2014 the Board of Directors conducted an in-depth self-assessment through questionnaires and personal interviews, with the assistance of an external consulting firm, based on an evaluation methodology examined and proposed by the Board's Corporate Governance and Nomination Committee. The Board was informed of the results of its self-assessment procedure by the Chairman of the Board and the external consultant.

Directors Remuneration

        The Board of Directors develops a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting. This proposal is formulated in line with the Bank's Remuneration Policy, the regulation of the Human Resources and Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board of Directors, while at the same time promotes effectiveness of the Board of Directors' operations. The remuneration of the Board's

Chairman, the Chief Executive Officer and the Deputy Chief Executive Officer(s) are determined by non-executive members of the Board of Directors.

        Moreover, pursuant to para. 3c, article 1 of Greek Law 3723/2008 and para. 3b, article 10 of Greek Law 3864/2010, the representatives of the Greek government and HFSF can, amongst others, veto the decision making process of the Board of Directors in relation to dividend appropriation and remuneration of the Chairman of the Board of Directors and Board members, the Chief Executive Officer, the Deputy Chief Executive Officer as well as the General Managers and Deputy General Managers. Under the terms of the Hellenic Republic Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officer and any General Managers or their deputies. In any case, remuneration of the abovementioned personnel should not exceed the Bank of Greece Governor's remuneration.

        Regarding, specifically, the executive members of the Board of Directors, the Bank, as mentioned above, has adopted a Remuneration Policy for the determination of their compensation within the broader context of determining senior executives' remuneration so as to promote meritocracy and shape a performance based culture. Furthermore, Board remuneration is subject to the undertakings of the Bank to the Monitoring Trustee. In 2014 no variable remuneration was awarded to the Chairman and the executive members of the Board of Directors, while the remuneration of the non-executive Board members did not include bonuses, in accordance with the Remuneration Policy of the Bank.

Continuous education and training of Directors

        New directors participate in an induction program/session provided by the Bank in which they are informed about risk management, financial management of the Bank's business plan, its key financial and accounting issues its compliance and corporate governance functions, its Code of Conduct, its management structure and executive officers, and its internal and external auditors. New directors are also provided with training documentation, which includes a description of their rights and responsibilities within the Bank. The induction program may also include visits to key branches of the Bank and its Group companies. The Bank develops professional training programs for all members of the Board so as to enhance the Board's supervisory capabilities; such programs/sessions fall within the framework of their ongoing training and updating in all the aforesaid matters related to the Bank's normal operations.

        In July 2014, the Board was informed on the new obligations of Board members as per the provisions of Greek Law 4261/2014, which transposed Directive 2013/36 / EC (CRD IV), and Regulation (EU) 575/2013. Among others, article 91 of CRD IV, as of July 1, 2014 imposes a maximum number of directorships that may be held at the same time by each member of the Board of Directors (excluding the representative of the Greek government), while additional provisions on combinations of directorships and exceptions are also provided (e.g. holding more directorships within the same group, participating in Boards entities which do not pursue predominantly commercial objectives, authorization to hold additional directorship, etc).

Board of Directors Structure

        The current Board of Directors, whose term expires on June 30, 2016, constituted into a body on March 23, 2015 and its members have been elected on the dates mentioned under 'Start of Term' in the table presented below. The current Board of Directors of the Bank is composed of four executive members, and nine non-executive members, of whom four members are independent in accordance with the provisions of Greek Law 3016/2002, and two are the Hellenic Republic's representative pursuant to Greek Law 3723/2008 and the terms of our participation in the Hellenic Republic Bank Support Plan and the HFSF's representative on the Bank's Board of Directors pursuant to Greek

Law 3864/2010, respectively. The quorum for a Board of Directors meeting is a majority of all Directors. Resolutions are adopted by majority vote of those present and those who have submitted proxies. Each Director has one vote but may also represent one other Director by proxy.

        The following table sets forth, for each of the Directors, their names, professional activities and the dates on which their respective term began:

Name	Activities	Start of Term
Louka Katseli	Chair of the Board and non-executive member	March 23, 2015
Executive Members
Leonidas Fragkiadakis	Chief Executive Officer	March 23, 2015
Dimitrios Dimopoulos	Deputy Chief Executive Officer	June 26, 2014
Paul Mylonas	Deputy Chief Executive Officer	June 26, 2014
Paula Hadjisotiriou	Deputy Chief Executive Officer	June 26, 2014
Non-Executive Members
Efthymios C. Katsikas	Employees' representative	November 23, 2012
Stavros A. Koukos	Employees' representative, Chairman of Federation of Greek Banks Employees (OTOE)	November 23, 2012
Independent Non-Executive Members
Dimitrios N. Afendoulis	Economist	February 20, 2014
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.	November 23, 2012
Alexandra T. Papalexopoulou-Benopoulou	Member of the Board of Directors, TITAN Cement S.A.	November 23, 2012
Petros K. Sabatacakis	Economist	November 23, 2012
Hellenic Republic Representative
Angeliki Skandaliari	Economist	March 23, 2015
Hellenic Financial Stability Fund Representative
Charalampos A. Makkas	Economist	June 11, 2012

        The following changes took place during 2014 and the first quarter of 2015:

  •
  On March 23, 2015 the Board of Directors elected Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned.

  •
  On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

  •
  On March 23, 2015 Mr. Stefanos Vavalidis, resigned as independent non-executive Director.

  •
  On February 25, 2015 Mr. Alexandros Makridis submitted his resignation from the Board, which was accepted by the Hellenic Republic Finance Minister on March 2, 2015. In replacement, the Hellenic Republic, as per the Minister of Finance decision published on March 4, 2015 in the Greek Government Gazette, decided the appointment of Mrs. Angeliki Skandaliari as the Hellenic Republic Representative to the Board according to the provisions of Greek Law 3723/2008.

  •
  Mr. Dimitrios Afendoulis, who was elected as new non-executive Board member at the meeting of the Board of Directors held on February 20, 2014, was designated as independent non-executive member of the Board by the Annual General Meeting of Shareholders held on June 26, 2014.

  •
  On June 26, 2014 the Annual General Meeting of Shareholders elected, upon the recommendation of the Board of Directors and following a proposal by the Corporate Governance & Nominations Committee, Mr. Dimitrios Dimopoulos, Mr Paul Mylonas, and Mrs. Paula Hadjisotiriou as new members of the NBG Board, with a term of office through to the Annual General Meeting of Shareholders of 2016.

  •
  Mr. Petros Christodoulou submitted his resignation as Deputy CEO on June 26, 2014, remaining on the Board of Directors as a non-executive member up to April 30, 2015.

  •
  At the meeting of the Board of Directors held on June 26, 2014, Mrs. M. Frangista and Mr. P. Thomopoulos submitted their resignations.

  •
  Mr. Ioannis Giannidis submitted his resignation as member of the Board at the meeting of the Board of Directors held on February 20, 2014.

        During 2014, the Bank's Board of Directors convened 28 times in total.

Greek government influence

        Pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan for the liquidity of the Greek economy as per Greek Law 3723/2008, the Hellenic Republic has the right to participate in the Board of Directors through the appointment of a representative. Mr. Alexandros Makridis was appointed as the Hellenic Republic's representative on the Bank's Board of Directors on February 26, 2009 and in replacement Mrs. Angeliki Skandaliari, on March 4, 2015. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for further information on the powers of the representative of the Hellenic Republic under the Hellenic Republic Support Plan.

        Furthermore, in the context of the recapitalization of Greek banks, the HFSF appointed on June 11, 2012 Mr. Charalampos Makkas as its representative in the Bank's Board of Directors. For the HFSF's powers see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF".

        In the context of the recapitalization of Greek banks, the HFSF acquired 84.4% of the Bank's share capital, though its shares have restricted voting rights. Following the participation of the HFSF in the Bank's share capital, the Bank and the HFSF entered into the RFA in effect as at July 10, 2013 to govern their relationship.

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

Monitoring Trustee

        In early 2013, monitoring trustees (each, a "Monitoring Trustee"), acting on behalf of the European Commission, were appointed in all banks under restructuring—including the Bank, in accordance with the commitments undertaken by the Hellenic Republic towards the European Commission in 2012, regarding banks under restructuring, in the Memorandum of Economic and Financial Policies, contained in the First Review of the Second Economic Adjustment Program for Greece.

        The Monitoring Trustees are respected international auditing or consulting firms appointed by the Bank after being approved by the European Commission on the basis of their competence, their independence from the banks and the absence of any potential conflict of interest. In each credit institution under restructuring, the Monitoring Trustees work on behalf and under the direction of the European Commission, within the terms of reference agreed with the European Commission, the ECB and IMF staff. Grant Thornton was appointed as the Bank's Monitoring Trustee on January 16, 2013.

        In addition to the appointment of Monitoring Trustees, the commitments undertaken by the Greek government refer to the Item 4.A, "History and Development of the Company—Restructuring Plan approved by the Directorate General for Competition on July 23, 2014".

        These commitments were updated as part of the commitments the Bank undertook under its restructuring plan, which was approved by the European Commission on July 23, 2014. The commitments include the commitments regarding the implementation of the restructuring plan and the commitments on corporate governance and commercial operations. The restructuring period shall end on December 31, 2018. The commitments apply throughout the restructuring period unless the individual commitment states otherwise. The Monitoring Trustee has the duty to monitor the Bank's compliance with the commitments.

        The Monitoring Trustee oversees the Bank's compliance with such commitments and submits relevant reports to the Institutions on a quarterly basis (ad-hoc reports may also be submitted, if needed, at the request of Institutions). Following the submission of the report to the Institutions, the Monitoring Trustee will send a copy of the report to the HFSF, the Hellenic Republic (Ministry of Finance) and to the Bank. The Bank is currently not subject to further commitments towards the Directorate General of Competition, other than those discussed above.

        The Bank is in compliance with its commitments, as reported by the Monitoring Trustee on a quarterly basis. According to the last report issued by the Monitoring Trustee and communicated to the Bank, there are no material deviations from the Bank's commitments.

  Curriculum vitae of our Management

        Below are the curriculum vitae of the Chairman, the Chief Executive Officer and the Deputy Chief Executive Officers, as well as those of the principal managers of various business lines of the Bank.

Chairman

        Louka T. Katseli, born 1952, is, from March 23, 2015 the Chair of the Board of Directors of the National Bank of Greece and the Chair of the Hellenic Bank Association. She has served as Greece's Minister of Labor and Social Security (2010-2011), Minister of Economy, Competitiveness and Shipping (2009-2010) and a member of the Hellenic Parliament (2007-2012). She is member of the Steering Committee of the European Association of Development Research and Training Institutes (E.A.D.I.) since 2005 and a member of the Euro 50 Group since 2000. Director of the OECD Development Centre in Paris between 2003-2007, she has been a member of several prominent international and European Committees including the UN Committee of Development Policy (1996-2003), the European Commission's Economic and Monetary Policy Committees and the "Comité des Sages" on the Reform

of the European Social Charter (1995-1997). Prof. Katseli has also served as Director General of the Center of Planning and Economic Research (KEPE) (1982-1986) and as International Economic Advisor to the Greek Prime Minister (1993-1996). She holds a Ph.D. (1978) in International and Development Economics from Princeton University (Distinguished Dissertation in Economics), an MPA in Public Affairs (1974) from the Woodrow Wilson School for Public and International Affairs, an MA in Economics (1975) from Princeton University and a BA in Economics (1972, cum laude and Phi Beta Kappa) from Smith College. She is Professor of International Economics and Development at the Department of Economics of the National Kapodistrian University of Athens (1987-present) and has served as Assistant and Associate Professor of Economics at Yale University's Department of Economics and the School of Organization and Management (1977-1985). She is the recipient of numerous distinctions and fellowships, including that of the Best Young Professor at Yale (1980). She has published extensively in the areas of development economics and finance, migration management, investment and trade, exchange rate policy and institution-building in European and developing countries.

Chief Executive Officer

        Leonidas Fragkiadakis, born 1966, was on March 23, 2015 appointed as the Chief Executive Officer of the National Bank of Greece. He is a member of the Board of Directors of NBG Securities and the Chairman of the Hellenic Chapter of Forex Club/ACI. He is a member of the Committee of Primary Dealers Supervision & Control. Moreover, he is a member of ALCO. He obtained his Bachelor's Degree in Economics from Trinity College, Cambridge University and his MBA from the Wharton School of the University of Pennsylvania. Prior to joining the Bank, he was employed by Credit Suisse First Boston, New York.

Deputy Chief Executive Officers

        Dimitrios G. Dimopoulos, born 1947, was elected Executive Member of the Board of Directors and Deputy Chief Executive Officer of the NBG in June 2014. As Deputy CEO he's responsible for the Corporate, Investment and Retail Banking areas of the bank. He's also Member of the Executive Committee.

        He joined NBG in 1975 in the Large Corporate Division and has mainly been involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors.

        He is, also, Chairman of the Board of Directors of Ethniki Insurance Co and member of the Board of Directors of NBG Securities S.A., Astir Palace Vouliagmeni S.A., Ethniki Leasing S.A. and Ethniki Factors S.A., as well as the permanent representative of the Bank at the Board of Directors of the Athens Chamber of Commerce and Industry.

        Dimitrios Dimopoulos holds a Bachelor's degree in Economics and Political Sciences from the Aristotle University of Thessaloniki and a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Paul Mylonas, born 1958, was appointed Deputy CEO of NBG Group in June 2014 and Chief Risk Officer in December 2013. He is a Member of the Senior Executive Committee and of the ALCO. He is Vice Chairman of the Board of Directors at Ethniki Insurance Co, Chairman of the Board of Directors of Vojvodjanska Banka, non-executive Chairman of the Board of Directors of NBG Cyprus Ltd and serves on the Boards of Directors of: Finansbank, Astir Palace, NBG Asset Management, NBG Securities and UBB. Moreover, he is a member of the Economic Advisory Board of the Hellenic Banks' Association. In July 2012 he was appointed General Manager of Strategy and International Operations. From December 2010 until July 2012 he served as General Manager of Strategy and Governance. From April 2004 to December 2010 he was General Manager of Strategy

and Research, Head of Investor Relations and Chief Economist of NBG Group, which he joined in 2000. Before joining the Bank, he worked as Senior Economist in the Economics Department of the OECD (1995-2000) and the IMF (1987-1995) and taught at Boston University (1985-1987). Mr. Mylonas holds a Master of Arts and PhD from Princeton University and a BSc from Brown University.

        Paula Hadjisotiriou, born 1957, is Deputy CEO and Group Chief Financial Officer at National Bank of Greece since June 2014. Until then, since July 2013, she was Group Chief Financial Officer responsible for Strategy, Group Financial Services, Group Taxation, Management Information Systems and Treasury Back Office.

        During the period 1990 - 2013, she worked in Eurobank Group, where she held the position of General Manager Finance & Strategy—Group Chief Financial Officer and she was a member of Executive Committee, Strategy Planning Group and Board Secretary. She has served as Deputy General Manager and Chief Financial Officer (Eurobank), Head of Finance and Control and Head of Internal Audit (Euromerchant Bank), Deputy General Manager of Internal Audit (John S. Latsis Group of Companies), Senior Auditor (Price Waterhouse & Co., Pannel Fitzpatrick & Co.).

        Mrs Hadjisotiriou is a Chartered Accountant and a member of the Institute of Chartered Accountants of England and Wales (ICAEW).

Key Management of major subsidiaries

        Dr. Omer A. Aras, born 1954, is Chairman and Executive Member of Finansbank A.Ş. and Chief Executive Officer of the Finansbank Group. Dr. Aras graduated from the Academy of Economic and Commercial Sciences, Department of Economics, in 1975. He received an MBA in 1978 and a PhD in Business Administration in 1981 from Syracuse University. Over the next three years, he was a faculty member at the Business Administration Department of Ohio State University. Between 1984 and 1987, he served as Credit Marketing Manager and Credit Committee Member at Citibank, and worked as the Head of Yapı Kredi Securities. Dr. Aras participated in the founding of Finansbank in 1987, and served as an Assistant General Manager for two years and as the General Manager for six years and as an Executive Board Member of Finansbank and Vice Chairman of Fiba Holding from 1989 to 2006. Between 2003 and 2007 he held the Board Member position in TUSIAD (Turkish Industrialists' Businessmen's Association). Dr. Aras served as Vice Chairman of Finansbank A.Ş. and Group CEO of Finansbank Group of Financial Companies (Finans Leasing, Finans Invest and Finans Portfolio Asset Management) between November 2006 and April 2010. Dr. Aras was appointed as Chairman of the Board of Directors in April 2010. He is also the Chairman of Cigna Finans Pension, Member of the High Advisory Council of TUSIAD and Member to Board of Trustees of Özyeğin University

        Spiridon Mavrogalos, born 1968, was appointed CEO of EH in October 2013. He is also member of the Board of Directors of Europe Insurance Co S.A., National Insurance Brokers S.A., Ethnodata S.A., Ethniki Insurance (Cyprus) Ltd, Garanta S.A., UBB AIG & UBB MET LIFE and Stopanska Banka. He held the position of Deputy General Manager of Group Procurement and Administrative Support in the Bank from February 2008 to September 2013. He is a certified chartered accountant (ACCA) and holds an MBA in Finance from the University of Nottingham and a BSc in Computer Information Systems from Deree College. Before joining the Bank he served as General Manager of Group Operations in Cosmote Group. He has also worked for six years in Eurobank in their Integration Office, Risk Management and Internal Audit divisions, as well as at ABN Amro Bank N.V. and at KPMG.

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

        Stilian Vatev, born 1956, is the Chairman and a member of the Board of Directors and Chief Executive Officer of UBB. He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is also a Chairman of the of the Boards of Directors of Interlease A.D., Interlease Auto A.D. and a member of the Boards of Directors of UBB Insurance Broker EOOD and Bankservice Borika A.D. Mr. Vatev is the Chairman of the Management Boards of UBB—MetLife Life Insurance Company A.D. and UBB—AIG Insurance Company A.D. He is a member of the SEE Regional Advisory Board of MasterCard—Europe, and a Plenary Member of the European Payment Council. Mr. Vatev holds a MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

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

        Cenk Kahraman, banking career in 1998 in Finansbank Turkey where he worked in different departments in the Finansbank Group. In 2005, he was appointed as General Manager in the newly established Finansbank (Malta) Ltd. He is also a Board member in NBG Malta Holdings Ltd., Board member in the Malta Bankers Association and served as co chairman of the Malta Banker's Association in 2008-2009. He holds a BSc in Mechanical Engineering from Istanbul Technical University.

        Efstratios Sarantinos, born 1965, has been the Chief Executive Officer of NBG Asset Management since February 2012. His prior appointments include the position of Chief Executive Officer at Bank of Cyprus Asset Management Company and the positions of Interest Rate Swaps and Options Trader, in London, at Merrill Lynch and Barclays and Proprietary Trader at Citibank. Mr. Sarantinos holds a Ph. D. in Computer Science—Artificial Intelligence from Queen Mary College, University of London and a B.Sc. (Hons) in Computer Science from the University of Cardiff.

        Mr. Ioannis Kougionas, born 1959 was appointed CEO and Member of the Board of Directors of Banca Romaneasca in December 2014, previously holding the position of Chief Executive Officer at Banka NBG Albania Sh.A. (member of NBG Bank Group).

        He started his banking career in 1994 at Alpha Bank Greece S.A., and then served in several managerial positions in Alpha Bank Romania S.A, Bancpost S.A and Banka NBG Albania SH. A. In parallel to his banking career, he was involved from 1982 to 2013 in academic activities, such as researching and lecturing in various institutions from England, Greece and Albania. He holds a BA Diploma in Economics at University of Macedonia, in Greece and a Ph.D. in Credit and Agriculture, at Bradford University, England.

General Managers

        The General Managers, currently 15 in number, each report to the Chief Executive Officer and Deputy Chief Executive Officers and are responsible for:

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

        The General Managers are as follows:

        Miltiadis Stathopoulos, born 1944, was appointed General Counsel at National Bank of Greece in February 2010, while in July 2012 he was also appointed General Manager of Corporate Governance. He is a Member of the Bank's Executive Committee and attends the meetings of the Board as legal counsel. Mr. Stathopoulos is a member of the Legal Committee of the Hellenic Bank Association and a founding member of the Banking and Stock Exchange Law Society, on the committee of which he also serves. From February 2013 he is a member of the Council of National Bequests. He is also Vice Chairman of the Boards of Directors of Ektenepol and NBG Bancassurance and member of the Board of Directors of Larco, Astir Palace S.A. and EH. He participates in NBG's Legal Council, all the Board Committees (Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, Strategy and Audit), the Bank's Credit Committees, its Supreme Disciplinary Council and its Procurements Committee. In addition, he is Vice Chairman of the Crisis Management Committee and the Disclosure & Transparency Committee, as well as Chairman of the AML/CFT Committee. From 1998 to 2010 he was Director of Legal Services at National Bank of Greece. In 1995 he was appointed Director of Legal Services at National Mortgage Bank until 1998 when National Mortgage Bank merged with NBG. For a number of years he was Vice Chairman and Board member of the brokerage firm DELPHI. He has been a lawyer since 1970 and has published in leading law journals. Mr. Stathopoulos holds a Bachelor's degree from the Law School of the Aristotle University of Thessaloniki.

        Nelly Tzakou-Lambropoulou, born 1962, is General Manager of Retail Banking at National Bank of Greece since July 2013. She is responsible for Retail Banking, the Branch Network and e-Business & Alternative Channels of the Bank and is a Member of the Senior Executive Committee of NBG and the ALCO. Since December 2012, she held the position of General Manager, Group Head of Operations, Business Processes and IT at the Bank. She is Chairman of the Board of Directors at NBGB, Vice Chairman of the Board of Directors at DIAS S.A. (Greek ACH) and NBG Securities and a member of the Board of Directors of the Athens Chamber of Commerce and Industry, Ethnodata and Ethniki Factors. Moreover, she is a member of the Euro Banking Association (EBA—Paris) and SEPA High Level Meeting (ECB), a council member of EFMA Operational Excellence Advisory

Council, as well as a BoD member of "Junior Achievement Greece". Before joining the Bank, Mrs. Tzakou worked at Eurobank between 1990 and 2007, where she held the position of General Manager, responsible for Group Operations and the Global Transaction Services business unit. Mrs. Tzakou holds a Bachelor's Degree in Economics from the University of Piraeus and an MBA from the University of Wales & Manchester Business School.

        Damianos Charalampidis, born 1964, was appointed Group Chief Operating Officer at National Bank of Greece in September 2012. He is a member of the Senior Executive Committee and he is Chairman of the Group Project Approval, the IT Steering and the Procurement Committees. Moreover, among others, he is Member of Crisis Management and Advertising Committees. He has more than 20 years of experience in the field of telecommunications, serving as a C level Executive at all three mobile operators in Greece. More specifically, from 2009 until 2012 he was the Chief Operating Officer at Vodafone Greece. During 2005-2009 he joined WIND Hellas as Chief Commercial Officer, while later he assumed the responsibilities of the Chief Operating Officer. From 1998 until 2005 he worked at Cosmote (a subsidiary of Deutsche Telecom) as a Product and Services Manager and then he assumed the General Management of the sector. He started his career in 1991 at Intracom S.A. (a telecom equipment manufacturer) in the division of Research & Development and Marketing and Sales later. From 2003 2010, Mr. Charalampidis served as the Chairman of the Greek section of IET (Institute of Electrical and Technical Engineers) of which he is still a Member of the Board of Directors. Throughout his career he has been a Board of Directors Member on various companies like OTENET (ISP provider), Tellas (fixed line operator), Zelitron (M2M solution provider). Currently, he is Chairman of PAEGAE (3PL Logistics Company), Member of PANGAEA (Real Estate Investment Company) Investment Committee, as well as a Board of Directors Member in Ethnodata (IT service provider) and CosmoONE (B2B e Auction service provider). He holds a BSc in Electrical and Electronic Engineering from John Moores University in Liverpool, as well as an MSc in Digital Electronics from the University of Manchester Institute of Science and Technology (UMIST).

        Panos Goutakis, born 1958, is a General Manager of NBG, responsible for Investment Banking and concurrently Chairman and CEO of NBG Securities. Before joining NBG Securities, he was Advisor to the CEO of Piraeus Bank, responsible for strategic planning. Between 1990 and 2009 he served as Managing Director of Morgan Stanley & Co Ltd., Country Head of Greece. Mr. Goutakis holds an MBA from the University of Rochester and a Bachelor's Degree in Business Administration from the Athens University of Economics and Business.

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

During the period 2002-2008, he was Director of Commercial Lending at the bank, running four Business Centers. From 2000 until 2002 he was Head of the Business Center for Commercial Companies, while between 1998 and 2000 he was Head of the Center for Small Medium Enterprises. He joined National Bank of Greece in 1973 and has worked in the field of corporate lending in several positions in the bank's branches. Th. Panagiotopoulos holds a bachelor's degree in Business Administration from the University of Piraeus and has attended business education seminars mainly in Banking Operations field.

        Marianna Politopoulou, born 1969, has been the General Manager of Group Retail Collections of NBG since July 2010. She is a member of the Risk Management Council and of several Committees such as the Delinquency Monitoring, the New Products', the Retail Restructuring, the Operational Risk, the Crisis Management and the Group Project Approval. She has been extensively involved in the fields of general management, finance and strategy for banks and corporations in Greece and abroad. Before joining the Bank, she held senior positions including Head of e Banking/Private Banking at Credit Agricole Luxembourg, General Manager at Eurolease and CEO at Eurobank FPS. She holds a MSc in Civil Engineering from the National Technical University of Athens with distinction and an MBA in Finance from the Wharton School, University of Pennsylvania.

        Marinis S. Stratopoulos, born 1964, was appointed General Manager of International Activities in April 2014. He has also been appointed as the Chairman of the Board of Directors of Banca Romaneasca, the Chairman of the Board of Directors of NBG Leasing IFN, as Deputy Chairman of the Board of Directors of National Bank of Greece (Cyprus) Ltd, as member of the Board of Directors of United Bulgarian Bank AD and he is elected as Deputy Chairman of Hellenic-Romanian Bilateral Chamber of Commerce. He started his career in banking in 1993 in Xiosbank and then served in several managerial positions in Piraeus Bank Group, Egnatia Bank Romania, Egnatia Bank, National Bank of Greece a.d. Beograd and as President of the Executive Board of Vojvodjanska since 2007. He also served as the Chief Executive Officer and Deputy Chairman of the Board of Directors of Banca Romaneasca since August 2010. In parallel to his banking career, he worked from 1993 to 2000 as a part time instructor in Accounting, Mathematics of Finance, Business Administration and Business Finance at the American College of Greece. He holds a Deck Officer Diploma from the Merchant Marine, a BSc in Business Administration from the American College of Greece and an MSc in Finance from the University of Lancaster.

        Petros Fourtounis, born 1955, former Group Chief Audit Executive at NBG since July 2010, has been appointed General Manager of Corporate Special Assets of the Bank in January 2014. He is a member of the Economic Chamber of Greece and the Institute of Internal Auditors (IIA). He has been extensively involved in the fields of audit, corporate—project financing and international credit. From August 2002 to July 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. During 1984 1999, he worked as Internal Auditor of the Bank. He joined NBG in 1975. He has been a member of the Board of Directors or Executive Credit Committees of several NBG subsidiaries and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. Mr. Fourtounis holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences and a Certification in Risk Management Assurance (CRMA) from the Institute of Internal Auditors Global (IIA Global).

        Nikolaos Christodoulou, born 1965, was appointed Group Chief Information Officer of NBG in November 2011. Before joining NBG, he was a Partner at Accenture, the global consulting and technology firm, where he headed the Management Consulting Unit in Greece. He also headed the Financial Services Unit in Greece. He is a member of the Board of Hellenic Management Association and a member of Technical Chamber of Greece. He is also the Chairman of the Board of Directors of Ethnodata and member of the Board of Directors of Banca Romaneasca. Mr Christodoulou holds a Bachelor's degree in Electrical and Computer Engineering from National Technical University of

Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

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

        Nikolaos Voutychtis, born 1970, was appointed Assistant General Manager of Group Finance (Deputy Group CFO) at National Bank of Greece in August 2014. He joined the Bank in 2010 as Deputy Country Manager (CFO and COO) in NBG Egypt. He is a member of Disclosure and Transparency Committee, Crisis Management Committee, Stress Test Committee, NPLs Management Committee, New Products Committee, Procurement Committee, Strategic Infrastructure and IT Projects Committee. Prior to NBG, he served as CFO in T Bank (former Aspis Bank). During the period from 2005 to 2008, he held the position of Head of Group Accounting Policy Division in Eurobank EFG. From 1997 to 2005, he worked for PricewaterhouseCoopers as Financial Services Senior Manager supervising various audit and consultancy projects in the banking sector. N.Voutychtis is a Certified Chartered Accountant (ACCA) and holds an MSc. in International Banking and Financial Services from University of Reading, UK and a BSc. (Hons) in Business and Management from University of Bradford, UK.

        Panagiotis Georgiou, born 1956, was appointed Deputy General Manager responsible for the NBG Branch Network in December 2012. Since April 2013, he is also an elected member of the Ethniki Insurance co (a subsidiary of NBG) and a Chairman of its Audit Committee.

        He is a participant in various Committees of the Bank (Security, Crisis Management, Branch Classification, Management of Account for Assistance of the Personnel of NBG etc.). He is also a member of the Board of Directors of the NBG Training Center, of the Board of Nomination and of the Promotion and Transfer Board. He holds the Certified Fraud Examiner (CFE) accreditation and the Certification in Risk Management Assurance (CRMA) and he is a member of the Association of Certified Fraud Examiners (ACFE) and the Institute of Internal Auditors (IIA). In 2011 he was elected as President of the Hellenic Association of Certified Fraud Examiners. He is also a member of the Economic Chamber of Athens.

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

        He holds a Bachelor's degree in Business Administration and Master's degree in Banking from the Hellenic Open University. He is also a member of the Scientific Committee for the "Postgraduate Level Program in Internal Audit" of National and Kapodistrian University of Athens.

        Panos Dasmanoglou, born 1963, was appointed Deputy General Manager—Group Chief Compliance Officer in September 2013,was elected Secretary of the Bank's Board of Directors and of its Committees in January 2014 and since December 2014 is also responsible for corporate governance activities. Since he joined NBG Group in 1990, he handled, through various positions as a lawyer in the Bank, significant issues regarding the integration of European banking legislation in the Bank's processes, domestic and international credit operations, and M&A activity; and in 2009, he was appointed Head of the Group Compliance Division responsible for the Group's compliance with the legislative and regulatory framework. He is a member of the Disclosure and Transparency Committee, the I.T. Steering Committee, the AML/CFT Committee, the Compliance and Reputational Risk Committee, the Operational Risk Management Committee, the New Product Committee, as well as the Crisis Management Committee of the Bank. Additionally, Mr. Dasmanoglou is Vice Chairman of the Board of Directors at NBG Asset Management and serves on the Boards of Directors of NBG Securities and Ethniki Factors. Furthermore, he is also a member of the Board of Directors of the Hellenic Ombudsman for Banking and Investment Services. Mr. Dasmanoglou holds a BA from the Law School of the University of Athens and a Master's degree in European Law from the University of Brussels, as well as international certifications in international banking law, compliance and banking management (Inter Alpha Banking Management Program—Module I & II, INSEAD Graduate Business School).

        Andreas Exarhos, born 1954, was appointed Deputy General Manager, Retail Collections in September 2013. He holds a degree in Business Administration from Athens University of Economics and Business and has participated in many seminars held in Greece and at overseas Universities, such as City University and INSEAD. Mr. Exarhos joined the Bank in March 1978. He has worked and served as Manager in several full banking branches and given presentations on trade finance in various seminars held by the National Bank of Greece and the Hellenic Bank Association.

        Georgios Kaloritis, born 1964, was appointed Assistant General Manager and Chief Audit Executive of the Group in January 2014. He joined National Bank of Greece in 2006 as a Director of Internal Audit responsible for the areas of operations, compliance, information systems and several other support functions of the NBG Group. He was in charge of the project team responsible for the integration of NBG Group's Internal Audit Units, the development of a common methodology according to the IIA standards and the implementation of a fully integrated system (EGRC) for the automation of the audit activities. Before joining the NBG Group he served as the Corporate Security Officer at Eurobank (2003-2006) and as a Partner responsible for the Enterprise Risk Services at Deloitte Greece (1996-2003). He started his career in the United States of America where he served at various managerial positions at Price Waterhouse and AT&T (1990-1996). He holds an MBA degree in Executive Management from Saint John's University of New York, an MA in Management Information Systems and a BA Degree in Computer Science and Economics as a second major from Queens College of the City University of New York. He is a Certified Internal Auditor (CIA) and a Certified Information Systems Auditor (CISA). He is currently the President of the Board of the Hellenic Chapter of the Institute of Internal Auditors and he also served as the Vice President of the Hellenic Chapter of the Information Systems Audit and Control Association (2002-2004).

        Dimitrios Kapotopoulos, born 1951, was appointed Deputy General Manager of Troubled Assets Strategy Unit NBG in February 2014. Mr. Kapotopoulos, joined NBG in 1978, at the Branch Network. From 1982 until 1992, he served as credit analyst and played a constructive role in setting up the Large Corporate Division of NBG in 1993, for which he was appointed as Deputy Director in May 2008. He has been Director of Structured and International Finance Division of NBG since October 2010. Prior to joining NBG, he held financial positions in commercial enterprises. Mr Kapotopoulos holds a Bachelor's Degree in Economics from the Aristotle University of Thessaloniki.

        Ioanna Katzilieri-Zour, born 1961, was appointed Deputy General Manager in Group Communications and Marketing in December 2012. Among other committees, she is a member of the Compliance and Reputation Risk Committee. She joined the Bank in 2006 as Deputy General Manager in Retail Banking after having served as Deputy General Manager of Strategic Marketing at Eurobank. She has also worked for Millennium Bank as Deputy General Manager, responsible for various divisions including Branch Network, Mortgage Lending, Alternative Channels and Marketing (1999-2004). She has also served as Marketing Director in Wind Telecommunications (1998-1999) and Pepsico Ivi (1995-1998) and started her career working at Procter & Gamble in 1989. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University.

        Angelos Katsikas, born 1956, was appointed Deputy General Manager of Business Processes in NBG, in December 2012. He is a member of the following Management Committees: Crisis Management Committee; I.T. Steering Committee; Group Processes; IT & Technical Projects Portfolio Approval Committee; Group Security Committee; Anti-money Laundering & Counter-Terrorism Financing Committee.

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

        Dimitrios Kolimanis, born 1955, was appointed as an Assistant General Manager of Special Assets Unit at National Bank of Greece in May 2014. During the period August 2013 to April 2014 he worked for the incorporation of Probank into NBG and the establishment of Special Assets Unit. From 2001 until 2013, he held the following positions in Probank: General Manager, Executive Member of Board of Directors as well as member of the Audit Committee, the Assets and Liabilities Management Committee (ALCO) and the Credit Committee. During the same period, he was President and Chief Executive Officer of Probank's subsidiaries that are specialized in Mutual Funds, Leasing & Financial Services. During the period 1981 - 2001 he worked in Ergo Bank as an Executive Staff in the fields of Treasury, Financial Services, Investment Banking and Internal Audit. From 2000 to 2001 he worked as a Chief Accountant in a Commercial Company. Dimitrios Kolimanis has graduated from Athens University of Economics and Business and he is accountant with A class statutory signing rights.

        George Koutsoudakis, born 1965, was appointed Deputy General Manager of Corporate Banking in NBG in January 2014. Just before joining NBG during 2013 (between January and May) he was Advisor to the management of Alpha Bank and from May onwards, he was Deputy Commissioner of Probank. During the period from 2007-2012 he worked at Emporiki Bank (Group Credit Agricole). From 2007 to 2009 he was Deputy General Manager of Corporate and Investment banking and from 2009 to 2012 he was General Manager, Head of Enterprises, Investment & Private Banking. During the period 2002-2007 he was Deputy General Manager at Geniki Bank (Group Societe Generale). Prior to that he had worked in the field of investment banking for ETEBA (Group of NBG) 1996 2001 and Alpha Finance (Group of Alpha Bank) 1990-1996. He has held various positions on Boards of

Directors, while currently he is non executive member on the Board of Directors of the Finans, Probank Leasing, Ethniki Factors & Apivita. Mr. Koutsoudakis holds a BSc Economics Honors Degree.

        George Maligiannis, born 1961, was appointed Deputy General Manager of Household Lending in NBG in July 2013; he is responsible for Mortgage Credit, Consumer Finance and Credit Cards. Since November 2011, he held the position of the Director of Mortgage Credit Division of NBG. He has been with NBG since 1999 and has more than 30 years of banking experience. Before joining NBG Group, he worked for the Mortgage Bank of Greece in the IT Department, in the branch network and from 1989 to 1998 as a manager in the Vancouver Representative Office in Canada. Mr. Maligiannis is a graduate in Economics from the University of Athens and holds a Masters' Degree in Business Administration from Simon Fraser University, Canada. He is also an Associate with the Institute of Canadian Bankers.

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

        Alexandros Benos, born 1966, was appointed Deputy General Manager for NBG Group Risk Management in September 2013. Since 2010 he was Director of Group Risk Control & Architecture Division at the Bank. After joining the Bank in 2000, he first set up the Value at Risk estimation framework for Market Risk, then worked on the development of an obligor rating system for corporate clients and finally headed the "Basel II" implementation Program throughout NBG Group. He serves on the Board of Directors of NBG Asset Management M.F.M.C. He is a member of the ALCO of Ethniki Asfalistiki Insurance Co and a member of the Board Risk Committee of UBB. He previously held academic positions in the US, France, Switzerland and Greece, and he continues to serve as a Visiting Professor at the Ecole des Hautes Etudes Commerciales in Paris. Dr. Benos holds a PhD in Finance from the Graduate Business School of Stanford University and a BA and MA degrees in Economics from Cambridge University. He published at major international refereed journals and is a frequent speaker in Risk Management conferences.

        Konstantinos Bratos, born 1956, was appointed Deputy General Manager of International Activities in NBG in December 2013, having served as a manager of this Division since April 2012. Mr. Bratos has been the Chairman of NBG Malta Holdings Ltd and NBG Bank Malta Ltd since 2009, of Banka NBG Albania since 2012 and Chairman of the Supervisory Board of NBG Egypt and Stopanska Banka since 2012. He is also Deputy Chairman of the Board of Directors of Banca Romaneasca and Vojvodjanska and Board Member of UBB. From 2010 to 2012, he held the position of Executive Manager for Corporate & Business Banking at UBB. From 2005 to 2010 he was Manager of International Network Division A' at NBG. From 2002 to 2005 he held the position of Second General Manager at Stopanska Banka. From 1992 to 2002 he also served as Deputy Manager at the NBG branch in Boston and after that he became Manager at the NBG branches in Belgrade, Sofia and Bucharest. From 1984 to 1992 he worked in the Audit Division at NBG which he joined in 1975 and until 1984 he worked in the branch network of the Bank. Mr. Bratos holds a BSc in Economics from the University of Piraeus, as well as a MSc in Economic Management, specialization in Marketing Management from Burgas University (Bulgaria).

        George Frangou, born 1964, was appointed Deputy General Manager of Group Real Estate in NBG in February 2014. He possesses long standing experience in Financial Services and FMCG sectors through key positions in Real Estate, Operations and Finance. Before joining NBG, he has held senior positions within Eurobank Group, including Head of Real Estate with participation in numerous Boards of Directors, has been member of the Executive Committee of Johnson & Johnson Hellas and has held Finance positions in Diageo (Grand Metropolitan/Metaxa S.A.). Mr. Frangou holds a degree (BSc) in economics from Athens Economic University and a master's degree in Business Administration (MBA) from California State University, Bakersfield.

B.  Compensation

        During 2014, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 17 million.

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

        We do not set aside or accrue amounts to provide pension, retirement or similar benefits for the Board of Directors or members of management apart from their participation in social security schemes. In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their fixed-term employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract. Especially as to the Executive Members of the Board of Directors, it may not exceed the salaries of one year.

C.  Board Practices

NBG's Corporate Governance Code

        The Bank's corporate governance framework is directed by the requirements of the EU framework, Greek legislation (namely the provisions of Greek Law 4261/2014, Greek Law 3016/2002, the decision of the Board of Directors of the HCMC no 5/204/2000, as currently applicable, Greek Law 3693/2008 and Greek Law 3873/2010), the decrees of the HCMC and the Bank's Articles of Association as well as by the stipulations of the Relationship Framework Agreement between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee. The Bank, being listed on the NYSE, is also subject to the U.S. legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission ("SEC") rules and the NYSE regulations.

        In February 2006, the Bank's Board of Directors adopted a directional framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the Relationship Framework Agreement between the Bank and the HFSF as well as with the Bank's obligations towards the Monitoring Trustee. In December 2014, the Bank updated its Corporate Governance Code with a view to incorporate the recent changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, such as the Senior Independent Director, as well as to better reflect the Bank's organizational structure.

        The Bank has adopted the Corporate Governance Code and provides explanations for any exceptions identified in accordance with the "comply or explain" principle of the above mentioned laws.

        The Corporate Governance Code can be viewed on the Bank's website: www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

NBG's Corporate Governance Practices

        In its endeavor to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

Directors' Nomination Policy

        The Directors' Nomination Policy is based on the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter. In December 2014, the Director's Nomination Policy has been updated, in order to incorporate the relevant provisions of Greek Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), as well as international best practices, taking into account the EBA Guidelines on the assessment of the suitability of members of the management body and key function holders (EBA / GL / 2012/06), while it also reaffirms the important role of the Board's Corporate Governance and Nomination Committee ("CGNC") and its Chairman in the selection of candidate members for the Bank's Board.

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

Code of Ethics

        The Code of Ethics has been formulated on the basis of the fundamental ethical values that the Bank applies in the course of its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of employees, clients and shareholders, ensure the proper operation of the Group, and maintain and enhance the reliability, solvency and reputation of the Bank and its Group.

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

Code of Ethics for Financial Professionals

        The Code of Ethics for Financial Professionals aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

        The Code of Ethics for Financial Professionals is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

Whistleblowing Policy

        The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor's Act 2577/March 9, 2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank's and the Group's executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations.

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

Bank and Group Anti-Bribery Policy

        The Bank and Group Anti Bribery Policy aims at further enhancing the corporate governance procedures of the Bank and Group, and in particular, the framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank's Labor Regulation.

        The Bank's website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti Bribery Policy.

Bank and Group Remuneration Policy

        The Bank's Remuneration Policy was adopted by the Board, following the recommendation of the Board's Human Resources and Remuneration Committee (the "HRRC"), in accordance with the provisions of Bank of Greece Governor's Act 2650/January 19, 2012. The Remuneration Policy is consistent with the Bank's business strategy, risk profile and risk appetite and does not encourage excessive and short-term risk taking. The Policy is also in accordance with the recommendations of European statutory bodies and international best practices, and it is consistent with Greek Laws 3723/2008 and 3864/2010, the Relationship Framework Agreement between the Bank and the HFSF and the Bank's obligations towards the Monitoring Trustee. In any case, the remuneration of the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor's remuneration. No additional remuneration (including bonus) of the aforementioned persons is permitted for the period during which the Bank participates in the Recapitalization Plan of Greek Law 3864/2010. The Bank's remuneration practices are in compliance with all applicable regulatory framework (especially Greek Law 4261/2014, which transposed European Directive 2013/36/EU (CRD IV)), while also complying with the new Commitments towards the Bank's Monitoring Trustee.

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

Insurance Cover for members of the Board of Directors of the Group companies

        In compliance with the provisions of the Corporate Governance Code, the Bank has entered into a multi insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Executives and employees, and damages arising from fraud, including electronic fraud.

Board Committees

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, Greek Law 3693/2008 (article 37) and the Sarbanes Oxley Act.

        The members of the Committee are elected by the General Assembly upon recommendation of the Corporate Governance & Nominations Committee to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of three non executive Directors, two of whom are independent and one of whom (Mr. Petros Sabatacakis) is the financial expert, advisor on issues related to the US Securities and Exchange Commission. The Committee's members are appointed for a one year term of office, which can be renewed indefinitely. The Committee employs a specialized consultant who reports directly to the Chairman of the Committee.

        The current Audit Committee members were elected, as per the requirements of Greek Law 3693/2008, by the Annual General Meeting of Shareholders on June 26, 2014, following the consent of the Corporate Governance & Nominations Committee and the Board. The Committee's term of office was set for one year.

        In 2014, the Audit Committee convened fourteen times. During the course of the year, the Committee appointed the new Chief Internal Auditor, evaluated and submitted to the Board for approval the new NBG Group Policy on Connected Borrowers, and updated and approved the Charter of the NBG Group Internal Audit Division, in accordance with the new Basel Committee and IIA standards. In addition, the Committee reviewed the quarterly and annual financial statements of the Bank and its Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit Division and the NBG Group Compliance Division, and assessed the adequacy of the internal audit systems in line with Bank of Greece Governor's Act No. 2577/2006, carried out the external auditor selection process for the Bank and its Group, ensuring the independence, objectivity and effectiveness of its operation, and submitted to the Board the proposal for the appointment of the external auditor to be elected by the General Meeting. In addition, the Committee was updated on a regular basis regarding the scope of evaluation and progress of work in the framework of the Bank's compliance with the legal requirements of Sarbanes Oxley Act (articles 404 and 302), the progress in the organization and IT projects of the Group, the Conflict of Interest Policy for Senior Executives of the Bank, the governance of compliance risk, and the Whistle Blowing Policy of the Bank and the Group. Finally, the Committee prepared on a quarterly and annual basis performance reports, in line with the approved monthly rolling agenda of the Committee for 2014.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is currently comprised of the following members:

Chairman	Petros Sabatacakis (Financial expert)
Member	Dimitrios Afendoulis
Member	Charalampos Makkas (HFSF representative)

        On March 23, 2015, Mr. Stefanos Vavalidis resigned as member of the Board's Audit Committee. On June 26, 2014, Mr. Alexandros N. Makridis resigned as member of the Board's Audit Committee.

        The Committee members receive remuneration for their participation in the Committee.

Human Resources and Remuneration Committee

        The HRRC was established by Board decision (meeting no. 1259/May 5, 2005).

        In 2014, the HRRC convened seven times. The Committee reviewed the HRRC 's charter with regard to the new Greek Law 4261/2014 (CRD IV). The updated charter was approved by the Board on December 18, 2014. The Committee is composed exclusively of non executive Board members, at least three in number, of which half are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. In 2014, among others, the HRRC approved the Board of Directors and Committees members' remuneration for the fiscal year 2013 and set the remuneration of the Chairman, the CEO, Deputy CEOs and of the non executive members of the Board until the General Meeting of 2015. Lastly, among others, the HRRC dealt with the contracts, promotions and appointments of General Managers and Assistant General Managers of the Bank.

        Detailed information on the responsibilities, composition and modus operandi of the HRRC are included in the charter of the HRRC posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is comprised of the following members:

Chair	Alexandra Papalexopoulou-Benopoulou (Risk management and control activities expert)
Member	Louka Katseli*
Member	Dimitrios Afendoulis
Member	Spyridon Theodoropoulos
Member	Charalampos Makkas (HFSF representative)

*
On March 23, 2015 the Board of Directors elected Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned.

        The Committee members receive remuneration for their participation in the Committee.

  Corporate Governance and Nominations Committee

        The CGNC was established by Board decision (meeting no. 1259/May 5, 2005).

        The Committee is composed of at least three Board members which are appointed by the Board. All members are non executive, of which the majority are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. In 2014, the CGNC convened six times. The Committee updated its charter in order to incorporate provisions of the new Greek Law 4261/2014 (which transposed into Greek law the new EU Directive 2013/36 (CRD IV)). The updated Charter was approved by the Board on December 18, 2014. During the course of the year, the CGNC worked on the implementation and alignment of the Bank with the recent changes in the regulatory framework particularly regarding corporate governance issues and international corporate governance best practices, among others by updating the Bank's Corporate Governance Code, the Director's Nomination Policy and the Board evaluation procedure, reappointing members of Board Committees and evaluating the methodology for measuring Board performance and effectiveness. In addition, the CGNC was updated regarding the new regulatory framework introduced by Greek Law 4261/2014 (CRD IV), as well as regarding the obligations of Board members according to Greek Law 4261/2014.

        Detailed information on the responsibilities, composition and modus operandi of the CGNC are included in the CGNC's charter posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is currently comprised of the following members:

Chair	Louka Katseli*
Member	Spyridon Theodoropoulos
Member	Petros Sabatacakis
Member	Alexandra Papalexopoulou-Benopoulou
Member	Charalampos Makkas (HFSF representative)

*
On March 23, 2015 the Board of Directors elected Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned.

        Mr. Ioannis Giannidis resigned as member of the Board and its Corporate Governance and Nomination Committee on February 20, 2014.

        Mrs. Maria (Marily) A. Frangista resigned as member of the Board and the Board's Corporate Governance and Nominations Committee on June 26, 2014.

        On June 26, 2014, Mr. Alexandros N. Makridis resigned as member of the Board's Corporate Governance and Nomination Committee.

        The Committee members receive remuneration for their participation in the Committee.

  Board Risk Committee

        The Board Risk Committee was established by Board decision (meeting no. 1308/July 20, 2006) in accordance with the requirements of Bank of Greece Governor's Act No. 2577/March 9, 2006.

        In 2014, the Board Risk Committee convened twelve times. In 2014, the Committee was informed in detail on a regular basis and consulted concerning the risk appetite of the Bank, reviewed the Risk Management Annual Report 2013 and gave relevant information to the Board of Directors. Furthermore, the Committee updated the Corporate Credit Policy, received and assessed significant methodologies which fall within its scope of work, such as the Risk Appetite Framework, and advised on important decisions that affect the Bank's business plan under its risk appetite. The Committee is composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Charter of the Committee (which was last updated by the Board on November 27, 2013) available on the Bank's website at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is comprised of the following members:

Chair	Louka Katseli*
Member	Petros Sabatacakis
Member	Charalampos Makkas (HFSF representative)

*
On March 23, 2015 the Board of Directors elected Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned.

        On June 26, 2014 the Chairman of the Board Risk Committee Mr. Panagiotis-Aristeides Thomopoulos resigned as member of the Board and Mr. Stefanos C. Vavalidis was elected Chairman of the Board Risk Committee. On March 23, 2015 Mr. Stefanos Vavalidis, resigned as independent non-executive director. Further, on April 30, 2015 Mr Petros Christodoulou, resigned as independent non-executive director.

        The Committee members receive remuneration for their participation in the Committee.

Strategy Committee

        The Strategy Committee was established by Board decision (meeting no. 1387/September 29, 2009).

        In 2014, the Strategy Committee convened seven times. During the course of the year, the Committee examined the strategic restructuring of the Bank and the Group, including the Capital Plan which was submitted to the Single Supervisory Mechanism (SSM) within the context of the Comprehensive Assessment, strategic decision making regarding NBG Group companies and the 2014

Budget. Finally, the Committee evaluated and submitted to the Board for approval the NBG Group Restructuring Plan, which was submitted to the DGComp.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter has been posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee is comprised of the following members:

Chair	Louka Katseli*
Member	Leonidas Fragkiadakis**
Member	Dimitrios Dimopoulos
Member	Paul Mylonas
Member	Paula Hadjisotiriou
Member	Spyridon Theodoropoulos
Member	Alexandra Papalexopoulou-Benopoulou
Member	Petros Sabatacakis

*
On March 23, 2015 the Board of Directors elected Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned.

**
On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        Mr. Stefanos Vavalidis, resigned as independent non-executive director on March 23, 2015.

        Mr. Dimitrios Dimopoulos, Mr. Paul Mylonas and Mrs. Paula Hadjisotiriou were appointed as members of the Board's Strategy Committee at the meeting of the Board of Directors held on June 26, 2014.

        Further, on April 30, 2015 Mr Petros Christodoulou, resigned as independent non-executive director.

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

        The Committee is currently comprised of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member without voting rights	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance

*
On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

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

Chair	Paula Hadjisotiriou	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	—	General Manager of Treasury and Global Markets*
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking

*
Until March 23, 2015 Mr. Leonidas Fragkiadakis held the position of General Manager of Treasury and Global Markets. On March 23, 2015, Mr. Fragkiadakis was appointed Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

        The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Konstantinos Vossikas	Chief Credit Risk Officer

*
On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

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

        The Committee is comprised of the following members:

Chair	Paula Hadjisotiriou	Deputy CEO
Deputy Chairman & Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Damianos Charalampidis	Chief of Operations
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	—	General Manager of Treasury and Global Markets*
Member	George Kaloritis	Chief Internal Auditor**
Member	George Koutsoudakis	Assistant General Manager of Corporate Banking
Member	Nikolaos Voutychtis	Assistant General Manager of Group Finance
Member	Panos Dasmanoglou	Group Chief Compliance Officer

*
Until March 23, 2015 Mr. Leonidas Fragkiadakis held the position of General Manager of Treasury and Global Markets. On March 23, 2015, Mr. Fragkiadakis was appointed Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned and is hence no longer a member of the Disclosure and Transparency Committee.

**
Since January 28, 2014. Until January 28, 2014 the position of Chief Internal Auditor was held by Mr. Petros Fourtounis.

        The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Provisions and Write Offs Committee

        The Committee was established in 2010. Its purpose is the decision making process on the provisions and write-offs of Bank claims of any nature, which are considered by the Committee to be liable of a loss in value.

        The following members participate in the Committee:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO

*
On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

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

        The following members participate in the Council:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Marianna Politopoulou	General Manager of Group Retail Collections
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Konstantinos Vossikas	Chief Credit Risk Officer

*
On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

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

        The Committee is composed of the following members:

Chair	Paula Hadjisotiriou	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Telemachos Palaiologos	General Manager of Procurement & Security
Member	Anthony Antonopoulos	Assistant General Manager of Group Human Resources
Member	Panos Dasmanoglou	Group Chief Compliance Officer

        Following a decision by the Committee Chairman, depending on the subject in each case, further executives of the Bank may be invited to attend the Committee. Additionally the Chief Internal Auditor is informed so as to determine whether he should attend the Committee meeting or not.

        The Committee convenes as deemed necessary at the invitation of its Chairman.

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

        The Committee is composed of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paula Hadjisotiriou	Deputy CEO
Member	Miltiadis Stathopoulos	General Counsel & General Manager of Corporate Governance
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Damianos Charalampidis	Chief of Operations
Member	Ioanna Katzilieri-Zour	Assistant General Manager of Group Marketing and Communications
Member	Panos Dasmanoglou	Group Chief Compliance Officer

*
On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary. The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

        The Committee members do not receive any remuneration for their participation in the Committee.

D.  Employees

        As at December 31, 2014, the Bank employed a total of 10,205 staff of which 258 are occupied in the Bank's foreign branches, compared to 12,527 and 252 respectively, as at December 31, 2013 and 11,493 and 263 respectively, as at December 31, 2012. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 23,924 employees as at December 31, 2014, compared to 25,064 as at December 31, 2013 and 23,388 as at December 31, 2012. As at December 31, 2014 Group-wide temporary employees were 307. The table below sets forth the average number of our employees by geographic location for 2014:

Country	Average number of Group employees for the year-ended December 31, 2014(1)
Greece	11,954
Turkey	14,659
Bulgaria	2,682
Serbia	1,756
Romania	1,462
FYROM	1,042
Cyprus	336
Albania	279
Egypt	209
South Africa	159
United Kingdom	64
Malta	26

Total	34,628

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2012 and 2013 was 33,988 and 36,306 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, during 2014:

Average number of Group employees for the year-ended December 31, 2014
Commercial and retail banking	32,313
Insurance	1,030
Investment banking	192
Asset management	57
Other Group companies	1,036

Total	34,628

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

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 2 days in 2014, largely to express their opposition to the new austerity measures implemented in light of the Program.

  Voluntary Retirement Scheme

        In light of the Group's strategy to streamline its operations and maximize efficiency, voluntary retirement schemes have been implemented. On December 19, 2013, the Bank announced the implementation of a VRS. The deadline for applications was on December 20, 2013 up to December 30, 2013. Approximately, 2,500 employees participated (see Note 40 to the U.S. GAAP Financial Statements).

        Moreover, on September 12, 2014, EH announced of the implementation of a VRS. The deadline for employee applications to participate in the VRS was September 22, 2014. Approximately 29 employees participated in the VRS. By taking into account the untaken leave for these employees, the additional VRS expense amounted to EUR 4 million. It is also estimated that the decrease in the Company's payroll base on an annual basis will be approximately EUR 2.5 million.

  NBG Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan and the main pension branch of EH's post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the Hellenic Republic sponsored social security fund IKA—ETAM as at August 1, 2008. Pursuant to this legislation, the Bank will contribute EUR 26 million into IKA—ETAM per year for 15 years starting from December 2009. The April 2008 legislation also prescribed that employer contributions made by the Bank to the existing funds that are to be merged into IKA—ETAM will be reduced every three years in equal increments starting from 26.5% in 2013 until they reach 13.3%. This rule applies to employees who joined any social security plan prior to January 1, 1993.

        Employer contributions made by EH to the existing funds that are to be merged with IKA—ETAM will also be reduced every three years in equal increments starting from 2013, until they reach 13.3% (from 20.0%) for employees who joined any social security plan prior to January 1, 1993.

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

        Furthermore, Greek Law 3863/2010, as further implemented by Greek Law 4033/2012 and 4254/2014, substantially amended the structure and operation of the Greek pensions system. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

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

Common Shares Owned by Directors and Executive Committee Members

March 31, 2015 Number of Common Shares
Louka Katseli	—
Leonidas Fragkiadakis	10,585
Dimitrios Dimopoulos	3,344
Paul Mylonas	1,270
Paula Hadjisotiriou	25,000
Petros N. Christodoulou*	—
Efthymios C. Katsikas	1,612
Stavros A. Koukos	561
Dimitrios N. Afendoulis	—
Spyridon J. Theodoropoulos	—
Alexandra T. Papalexopoulou-Benopoulou	—
Petros K. Sabatacakis	—
Angeliki Skandaliari	354
Charalampos A. Makkas	—
Damianos Charalampidis	—
Nelly Tzakou -Lampropoulou	1,558
Miltiadis Stathopoulos	1,622
Total	45,906

*
Further, on April 30, 2015 Mr Petros Christodoulou, resigned as independent non-executive director.

        The cumulative percentage of total common shares outstanding stated above, as at March 31, 2014 is 0.0013%.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        As at April 30, 2015, the Bank's outstanding issued share capital consisted of 3,533,149,631 common shares, 12,639,831 Series A non-cumulative non-voting redeemable preference shares offered in the form of ADRs in the United States and 270 million preference shares issued to the Hellenic Republic pursuant to the Hellenic Republic Bank Support Plan.

Common Shares

        The following table sets forth certain information regarding holders of the Bank's common shares, based on information known to or ascertainable by the Bank.

	April 30, 2015
	Number of common shares	Percentage holding
HFSF (with restricted voting rights)	2,022,322,834	57.2%
Legal entities and individuals outside of Greece	1,226,077,810	34.7%
Domestic private investors	250,767,717	7.1%
Domestic pension funds	26,662,515	0.8%
Other domestic public sector related legal entities and Church of Greece	7,318,755	0.2%
Private placement by investors	—	—

Total common shares	3,533,149,631	100.00%

        The Bank's Articles of Association do not impose restrictions on the transfer of the common shares of the Bank. The disposal of the common shares in the Bank that the HFSF has acquired in the context of participating in the Bank's 2013 recapitalization share capital increase is subject to the restriction and process provided for by Greek Law 3864/2010, as currently applicable, and Cabinet Act no 38/2012 (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF").

        For powers vested in the HFSF pursuant to its participation in the 2013 recapitalization share capital increase of the Bank under Greek Law 3864/2010, also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of HFSF".

        Other than the above, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        No single shareholder apart from HFSF beneficially owns 5% or more of the Bank's common shares.

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares traded in the NYSE in the form of ADRs. On April 30, 2015, the portion of the Bank's common shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 11.1%.

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

State Interests

        Following implementation of the preference share facility of the Hellenic Republic Bank Support Plan, the Hellenic Republic currently owns all of the 270 million redeemable preference shares issued under this facility. See Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as Shareholder".

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

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of currently 2.1% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount EUR 6 million as at December 31, 2014 and March 31, 2015 respectively.

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

Legal and Arbitration Proceedings

        The Bank and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2013 and 2014 the Group has accrued for cases under litigation the amount of EUR 70 million and EUR 67 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

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

        Furthermore, pursuant to the terms of the Greek State Preference Shares, we are required to allocate dividends to the Hellenic Republic as our preference shareholder prior to the allocation of any dividends to our ordinary shareholders (for further information on the terms of the Greek State Preference Shares see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan".). Any dividend payment to the Hellenic Republic will reduce the amount of distributable dividends that may be allocated to our ordinary shareholders in any financial years.

        According to existing legislation, banks participating in the Hellenic Republic Bank Support Plan could distribute dividends to ordinary shareholders only in the form of ordinary shares for financial years 2008 through 2012, excluding treasury shares. As of today, there is no restriction on dividend payments made in the form of Ordinary Shares for 2013 and 2014. However, such prohibition may be imposed by applicable legislation, as it has been in past years.

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

        In addition pursuant to the commitments undertaken by the Hellenic Republic vis-à-vis the European Commission due to the provision of state-aid to Greek credit institutions, the Bank is prohibited from distributing dividends or paying coupons on own fund instruments or releasing reserves to put itself in such a position until the end of the restructuring period, unless such payment fulfills a legal obligation of the Bank or the Directorate General for Competition of the European Commission grants a relevant exception.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends".

B.  Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2014, the date of the last audited financial statements included in this Annual Report, please see Note 44 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.  Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880. Since October 1999, the Bank's shares have also been listed on the New York Stock Exchange and traded in the form of ADRs. Each ADR currently represents one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years and up to May 7, 2015 are shown below, expressed in Euro.

Year	High (date)	Low (date)
2010	86.03 (on January 8)	30.40 (on December 27)
2011	39.06 (on February 9)	7.40 (on November 1)
2012	14.95 (on February 8)	4.61 (on June 5)
2013	9.21 (on May 17)	2.04 (on July 4)
2014	4.26 (on January 9)	1.43 (on December 29)
2015 (up to May 7)	1.68 (on February 24)	0.84 (on January 28)

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

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2013	7.20 (on January 4)	3.28 (on March 19)
Q2 2013	9.21 (on May 17)	2.35 (on April 8)
Q3 2013	3.34 (on September 10)	2.04 (on July 4)
Q4 2013	4.70 (on October 22)	3.01 (on October 1)
Q1 2014	4.26 (on January 9)	3.16 (on January 29)
Q2 2014	4.09 (on April 2)	2.11 (on May 19)
Q3 2014	2.82 (on July 3)	2.21 (on August 8)
Q4 2014	2.34 (on October 1)	1.43 (on December 29)

        The high and low market prices of the Bank's shares on the ATHEX for the first quarter of 2015 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2015	1.68 (on February 24)	0.84 (on January 28)

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months and up to May 7, 2015 are presented in the table below, expressed in euro.

Month	High (date)	Low (date)
November 2014	2.01 (on November 5)	1.61 (on November 12)
December2014	2.05 (on December 8)	1.43 (on December 29)
January 2015	1.49 (on January 14)	0.84 (on January 28)
February 2015	1.68 (on February 24)	0.91 (on February 9)
March 2015	1.34 (on March 5)	1.02 (on March 19)
April 2015	1.25 (on April 30)	0.93 (on April 21)
May 2015 (up to 7)	1.26 (on May 7)	1.10 (on May 5)

        On May 15, 2008 the Bank's General Meeting of Shareholders approved the share capital increase of up to EUR 1.5 billion through the issue of redeemable preference shares, with exclusion of the preemptive right in favor of existing shareholders that were made available to private investors in the U.S. As a result, the Bank's share capital increased by EUR 750 million through payment in cash of EUR 403 million and the issue of 25 million redeemable preference shares without voting right or cumulative dividend, of a par value of EUR 0.30 and a selling price of USD 25 each. The preference shares were sold in the form of ADSs and each ADS represents one preference share. On May 31, 2013 the Bank announced a cash tender offer for 22.5 million ADSs, through which it acquired 12.4 million securities. The outstanding amount of ADSs stands at 12.6 million currently, following the aforementioned transaction.

        The high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the five most recent years and up to May 7, 2015, are shown below, expressed in USD.

Year	High (date)	Low (date)
2010	22.86 (on October 13)	13.36 (on June 11)
2011	20.85 (on February 25)	2.83 (on December 15)
2012	8.00 (on October 17)	2.80 (on June 4)
2013	15.45 (on October 28)	6.01 (on April 8)
2014	20.50 (on May 6)	13.10 (On December 17)
2015 (up to May 7)	14.48 (on January 2)	8.44 (on April 23)

        The quarterly high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the most recent two financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2013	9.24 (on January 11)	6.71 (on March 19)
Q2 2013	12.44 (on May 31)	6.01 (on April 8)
Q3 2013	14.76 (on July 1)	11.95 (on September 11)
Q4 2013	15.45 (on October 28)	12.45 (on October 1)
Q1 2014	17.94 (on March 31)	14.16 (on January 2)
Q2 2014	20.50 (on May 6)	17.67 (on April 16)
Q3 2014	20.00 (on July 1)	18.59 (on August 15)
Q4 2014	18.68 (on October 1)	13.10 (on December 17)

        The high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the first quarter of 2015 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2015	14.48 (on January 2)	8.79 (on March 19)

        The monthly high and low market prices of the Bank's preference share ADSs on the New York Stock Exchange for the most recent months and up to May 7, 2015 are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2014	17.66 (on November 7)	16.50 (on November 28)
December 2014	16.52 (on December 5)	13.10 (on December 17)
January 2015	14.48 (on January 2)	9.89 (on January 28)
February 2015	12.17 (on February 24)	9.07 (on February 11)
March 2015	10.86 (on March 6)	8.79 (on March 19)
April 2015	9.20 (on April 8)	8.44 (on April 23)
May 2015 (up to 7)	10.14 (on May 1)	9.71 (on May 5)

        The annual high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange are shown below, expressed in U.S. dollars, for the five most recent financial years and up to May 7, 2015:

Year	High (date)	Low (date)
2010	292.00 (on January 8)	82.00 (on December 27)
2011	110.50 (on February 18)	17.80 (on December 13)
2012	40.30 (on February 7)	11.70 (on June 5)
2013	23.90 (on May 17)	2.91 (on July 3)
2014	5.87 (on January 9)	1.79 (on December 12)
2015 (up to May 7)	1.96 (on February 20)	1.03 (on January 28)

        The quarterly high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the two most recent financial years are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2013	19.00 (on January 4)	8.91 (on March 19)
Q2 2013	23.90 (on May 17)	3.14 (on June 27)
Q3 2013	4.33 (on September 10)	2.91 (on July 3)
Q4 2013	6.36 (on October 22)	4.08 (on October 1)
Q1 2014	5.87 (on January 9)	4.47 (on January 31)
Q2 2014	5.76 (on April 2)	2.90 (on May 15)
Q3 2014	3.87 (on July 3)	2.95 (on September 29)
Q4 2014	2.92 (on October 1)	1.79 (on December 12)

        The high and low market prices of the Bank's ADRs evidencing common shares on the New York Stock Exchange for the first quarter of 2015 are shown below, expressed in USD.

Quarter	High (date)	Low (date)
Q1 2015	1.96 (on February 20)	1.03 (on January 28)

        The monthly high and low market prices of the Bank's ADRs evidencing ordinary shares on the New York Stock Exchange for the six most recent months and up to May 7, 2015 are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2014	2.56 (on November 5)	2.08 (on November 12)
December 2014	2.48 (on December 3)	1.79 (on December 12)
January 2015	1.84 (on January 2)	1.03 (on January 28)
February 2015	1.96 (on February 20)	1.12 (on February 9)
March 2015	1.51 (on March 5)	1.20 (on March 19)
April 2015	1.46 (on April 30)	1.07 (on April 21)
May 2015 (up to 7)	1.45 (on May 1)	1.28 (on May 5)

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

The Athens Exchange ("ATHEX")

General

        The ATHEX, formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. Today, the Hellenic Exchanges—Athens Exchange S.A. Holding (the "HELEX") is the company licensed by the HCMC to operate the ATHEX, and owns 100% of the "ATHENS EXCHANGE CLEARING HOUSE" (the "ATHEXclear") and of the Hellenic Central Securities Depository, S.A. (the "HSCD") and is listed on the ATHEX.

        On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. On November 26, 2013, ATHEX was downgraded by the Morgan Stanley Composite Index from developed to emerging market status.

        ATHEX is regulated among others by the first edition of the Athens Exchange Regulation (the "ATHEX Regulation"), which was issued following its authorization by Greek Law 3152/2003, and came into force on June 16, 2004. Under Greek Law 3606/2007, which transposed into Greek Law the Markets in Financial Instruments Directive (the "MiFID Law" and the "MiFID", respectively), a revised ATHEX Regulation was issued and came into force on July 22, 2008. The currently applicable Codified ATHEX (the latest amendment being effective from February 16, 2015) and governs the relationships between the ATHEX and its Members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other person towards which the ATHEX Regulation introduces rights and obligations.

        Today, the ATHEX operates two regulated markets: the Securities Market and the Derivatives Market and the Securities Lending Facility. The securities of companies listed on the Securities Market are classified into one of the following eight categories: (a) General (which is the Main Market); (b) Fixed Income Securities; (c) Warrants (d) Synthetic Financial Instruments; (e) Exchange Traded Funds; and the Special Categories of (f) Low Dispersion, (g) Under Surveillance; and (h) To Be Delisted. When securities, other than units in listed mutual funds, debts securities and synthetic financial instruments, are listed for the first time on the Securities Market of the ATHEX they will fall within the General Category, which is the Main Market.

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

        In 2014, the average daily trading value on the ATHEX was EUR 127 million, compared with EUR 87 million in 2013, which represents an increase of 46.7%. From January 2, 2015 to March 31, 2015, the average daily value traded on the ATHEX was EUR 116 million.

        On March 31, 2015, 233 companies had shares listed on the Cash Market of the ATHEX. On March 31, 2015, the total market capitalization of the ATHEX was EUR 45.3 billion, with the top 25 companies accounting for 82.1% of the total market capitalization, and the Bank's market capitalization was 24.6%, of the total.

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

Trading on the ATHEX

        The trading of shares on the Securities Market of the ATHEX is conducted through the remote placing of the orders into OASIS from the ATHEX member offices. Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. In general, the daily trading session is as follows according to Decision 22 of the Board of Directors of the ATHEX, as amended and currently applicable: for the Main Market, the pre-trading session is from 10:15 to between 10:29 and 10:30, continuous trading from 10:30 to 17:00, the closing auction session from 17:00 to between 17:09 and 17:10 and trading at the closing session from 17:10 to 17:20.The Intraday Auction of the Main Market occurs only every 3rd Friday of each month. The auction session is from 13:45 to between

13:59 and 14:00. The ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, contain detailed provisions regarding the trading of shares and other securities listed on the different categories of the Securities Market of the ATHEX.

        In principle, all share prices of shares traded on the Main Market are eligible for maximum +/–30% fluctuations from the "opening price" (as defined in the ATHEX Regulation) and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). The rights on shares of this category fluctuate freely, i.e., without restrictions. All market prices of shares traded under the Special Categories mentioned above are eligible for maximum +/–20% fluctuations from the "opening price" (as defined in the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Rights on shares of these categories also fluctuate freely, i.e., without restrictions. Finally, securities traded under the Fixed Income Securities Category are allowed to fluctuate freely, i.e., without restrictions, while units traded in the Exchange Traded Funds Category are allowed to fluctuate up to +/–30% from the "opening price" (as defined in the ATHEX regulation, as currently applicable, and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Moreover, pursuant to the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, the ATHEX introduced volatility interrupters to check abrupt share price changes on shares traded on the Main Market. In general, volatility interrupters allow for the imposition of limits on the prices at which transactions are performed, the automated cessation of trading of a share and the carrying out of a call auction, when the following limits are exceeded: (i) the share price changes 10% or more from the opening price; and (ii) the transaction to be carried out represents a variation of 3% change compared with the previous one. After the temporary cessation of trading, a call auction is carried out to determine the "effective" price for the share. The particular process and details for the implementation of the volatility interrupters are specifically set forth in Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable.

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

        The aforementioned provisions regarding block trades became effective as at January 1, 2009.

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

Transfer Charges

        The Hellenic Central Securities Depositary S.A. ("HCSD") charges a levy (currently at 0.0325%) to the buyer and the seller to cover settlement costs. The sale and transfer of shares listed on the ATHEX over the counter is also subject to a levy currently at 0.0325% (min EUR 20) plus EUR 1 if it is Delivery Versus Payment ("DVP") (calculated on the basis of the higher of the price agreed by the parties to the relevant transaction and the closing market price for the relevant shares at the trade date of the relevant transaction) and charged to the buyer and the seller by the HCSD to cover settlement costs. Each of the buyer and the seller also pays a freely negotiable commission to the brokers.

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

  Stock Lending/Borrowing and Short Selling

        In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the ATHEXClear and the Hellenic Central Securities Depository SA (both currently under the administration of HELEX), have been developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ATHEXClear. The stock lending from the ATHEXClear is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

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

B.  Memorandum and Articles of Association

        The Bank's Articles of Association (and English translation thereof), as amended on June 2014, are included as Exhibit 1 to this Annual Report. The required information regarding the Bank's Articles of association is stated below.

1.
The Bank is registered in the General Commercial Register (GE.MI) of the Hellenic Republic Ministry of Development and Competitiveness under No.237901000 (former register of Sociétés Anonymes No. 6062/06/B/86/01).

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
  interest rate or currency swaps;

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

  (t)
  any financial or other secondary activity further to the above that is allowed by the Bank of Greece.

  The Bank is entitled to establish associations, foundations under article 108 and companies under article 784 of the Greek Civil Code pursuing cultural, educational and financial goals, and to participate in such companies already established.

2.	(a)	Article 26 of the Bank's Articles of Association defines the general voting powers of the Bank's Board of Directors. There is no specific provision in the Articles of Association that speaks directly to a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested. However, Article 28 of the Bank's Articles of Association provides, in governing remunerative relationships between the Bank and members of its Board of Directors, that: subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees or remuneration paid to a member of the Board of Directors for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the Annual General Meeting; and
(b)
there is no specific provision in the Bank's Articles of Association with respect to the Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. However, pursuant to Greek Company Law 2190/1920, compensation to a company's board member out of the company's net profits is to be paid after deductions for ordinary reserves and the amount required for distribution to shareholders as dividend for the relevant financial year. Any other compensation must be approved by a special resolution of the ordinary general meeting of its shareholders. The amount of such compensation granted to a company's board member, or members, may be reduced by a Greek court if an objection is raised by shareholders representing at least one-tenth of the company's share capital and if the court finds such compensation to be "exorbitant".
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
3.
The Bank's share capital amounts to Euro 2,413,736,838.60 and is divided into: (a) 3,533,149,631 common shares of a nominal value of Euro 0.30 each, (b) 12,639,831 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) of the Articles of Association, of a nominal value of Euro 0.30 each, and (c) 270,000,000 redeemable, registered preference shares under Greek Law 3723/2008, as defined in par. 2(xlix) and 2(liv) of the Articles of Association, of a nominal value of Euro 5.00 each. Detailed information on how the said share capital level has been reached may be found in Chapter Two, Article 4, "Share Capital—Shares" of the Bank's Articles of Association presented in Exhibit 1 to this Annual Report.

  Particular information on the shares held by the Hellenic Republic and those held by the Hellenic Financial Stability Fund may be found under Item 4.B. "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as Shareholder.

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

  (e)
  Not applicable.

  (f)
  Not applicable.

  (g)
  The Bank's shareholders are not liable to further capital calls by the Bank. A two-thirds quorum of the Bank's shareholders and a two-thirds majority of the votes represented at the General Meeting of Shareholders would be required to approve resolutions concerning an increase in share capital where this shall be decided based on resolution of the General Meeting. See Articles 9, 15(2) and 16(2) of the Bank's Articles of Association, which comprise Exhibit 1 to this Annual Report.

  (h)
  There are no provisions in the Bank's Articles of Association that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, while further notifications are necessary as described in "Item 4.B. "Business Overview—Equity Participation".

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles of Association. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by Greek Law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of Shareholders, pursuant to Article 16(2) of the Bank's Articles of Association. These conditions are not more significant than those required by Greek Law.

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

5.
The Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability for indemnity in respect of their tenure of office in the relevant year. Extraordinary General Meetings of Shareholders may be convened by the Board of Directors in cases required by Greek Law or at other times when a meeting is deemed appropriate by the Board of Directors. The Board of Directors shall convene an extraordinary General Meeting pursuant to a request of holders of 1/20 (i.e. 5%) or more of the paid-up share capital. At the request of shareholders representing 1/20 or more of the paid-up share capital, the Chairman of the General Meeting shall postpone, only once, decision-taking by the General Meeting, whether this is in the case of an Annual General Meeting or an Extraordinary General Meeting, for a new General Meeting to be held on the date indicated in the shareholders' request, but not later than 30 days as of the said postponement. The General Meeting of Shareholders held following such postponement, being a continuation of the previous General Meeting, is not subject to publication requirements as regards the invitation to shareholders, and new shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Greek Company Law 2190/1920. Further information on Minority Rights may be found in Chapter Five of the Bank's Articles of Association presented in Exhibit 1.

  Moreover, at the auditors' request, the Board shall convene a General Meeting within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors' request. Furthermore, the representative of the HFSF to the Board has the right to convene the General Meeting in accordance to the timeframe stipulated in Greek Law 3864/2010.

  Pursuant to Greek Law and the Bank's Articles of Association, any person appearing as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System (DSS) managed by Hellenic Exchanges Group (HELEX), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, as outlined below. Each ordinary share is entitled to one vote. Under article 1 of Greek Law 3723/2008 the Bank's preference shares entitle the representative of their holder (the Hellenic Republic) to attend the General Meeting. Proof of shareholder status should be made either by presenting relevant written certification from HELEX at the latest by the third day prior to the General Meeting or alternatively through direct electronic link-up of the Bank with the records of the Dematerialized Securities System of HELEX at the same date. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the Greek Law, their legalization documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form.

  Shareholder status must exist on the record date, i.e. at the start of the 5th day before the date of the General Meeting and the 4th day before in the case of a Repeat General Meeting, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by the third day before the date of the General Meeting. Only those who have shareholder status on the said record date shall be considered to be entitled to participate and vote in the General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has permitted them to do so.

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

  Additionally, under article 1 of Greek Law 3723/2008, the representative of the Hellenic Republic is entitled to attend the General Meeting and to exercise its veto right regarding specific matters as per the provisions of art. 1 of Greek Law 3723/2008. Finally, the HFSF representative attends the General Meeting where its veto right may be exercised as stipulated in Law 3864/2010 and the Relationship Framework Agreement between the Bank and the HFSF.

  Upon relevant decision of the Board, the shareholders may participate in the General Meeting by electronic means without attending the Meeting in person at the place where it is held. In addition, following relevant decision of the Board the shareholders may vote at the General Meeting by distance voting, either by exercising their voting rights by electronic means or by mail, as per the applicable provisions of Greek Law.

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

  A two-thirds quorum and a two-thirds voting majority of the Bank's shareholders is required for resolutions concerning certain matters (e.g. change in corporate nationality, increase in shareholder liability) as set forth in Article 15(2) of the Bank's Articles of Association (included in Exhibit 1 to this Annual Report). The increased quorum requirement drops to one-half and one-fifth of the share capital represented at the second and third adjourned meetings, respectively in this case. The voting majority for such meetings is two-thirds of the votes represented at that meeting.

6.
There are no discriminatory limitations on the rights to own the Bank's shares or exercise voting rights with respect thereto.

7.
There are no provisions in the Bank's Articles of Association that could delay, defer, or prevent a change in control of the Bank.

8.
There is no specific provision in the Bank's Articles of Association that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek Law, shareholders seeking to acquire participations in the Bank's shares, above certain thresholds, may be required to notify the Bank, while the Bank of Greece and the ECB, the HCMC and the Hellenic Exchanges Group may have to be notified of their holdings and percentage of voting rights, as well as the Greek Competition Commission.

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

        For the purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares, preference shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. If a partnership holds ordinary shares, preference shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares, preference shares or

ADRs should consult its tax advisor regarding the associated tax consequences. This summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of ordinary shares, preference shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold ordinary shares, preference shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding ordinary shares, preference shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold ordinary shares, preference shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares, preference shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953 (the "Treaty").

        Prospective purchasers should consult their tax advisors as to the application of the Medicare tax on net investment income, alternative minimum tax considerations, as well as the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the purchase, ownership and disposition of ordinary shares, preference shares and ADRs.

        Holders of ADRs will generally be treated for U.S. federal income tax purposes as owners of the ordinary shares or preference shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to holders of ordinary shares, preference shares and ADRs.

Dividends

        Subject to the discussion below under this Item 10.E, "U.S. Federal Income Taxation—Passive Foreign Investment Company Status", the gross amount of any distributions paid by the Bank to a U.S. Holder that are actually or constructively received by the U.S. Holder (including additional amounts paid pursuant to any gross up obligation) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of current or accumulated earnings and profits of the Bank, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction allowed to corporations. The Bank does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

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

Sale or Other Disposition of Ordinary Shares, Preference Shares or ADRs

        Subject to the discussion below under this Item 10.E, "U.S. Federal Income Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares, preference shares or ADRs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the ordinary shares, preference shares or ADRs and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the ordinary shares, preference shares or ADRs have been held for more than one year. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

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

        Although the matter is not free from doubt, if the preference shares or the underlying ADRs are redeemed or mandatorily repurchased by the Bank, a portion of the redemption amount equal to the liquidation preference reduction amount may be characterized for U.S. federal income tax purposes attributable to declared but otherwise unpaid dividends. In such an event, it is possible that U.S. Holders will recognize in a redemption or mandatory repurchase additional dividend income equal to the liquidation preference reduction amount, and a capital loss of the same amount. Under current law, any redemption or repurchase proceeds characterized as dividends for U.S. federal income tax purposes would be eligible for taxation at the reduced income tax rates available for foreign source dividend income as discussed above under Item 10.E, "U.S. Federal Income Taxation—Dividends".

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for the taxable year ending December 31, 2014 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

        U.S. Holders can avoid the interest charge by making a "mark to market election" with respect to the ordinary shares, preference shares and ADRs, provided that the relevant ordinary shares, preference shares or ADRs are "marketable" within the meaning of the relevant U.S. Treasury Regulations. The ordinary shares, preference shares and ADRs will not be considered "marketable" for purposes of this election unless the exchange or market on which the relevant ordinary shares, preference shares or ADRs are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of the recognized U.S. stock relevant U.S. Treasury exchanges, such as the NYSE. Alternatively, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the relevant U.S. Treasury Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the relevant ordinary shares, preference shares or ADRs cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ordinary shares, preference shares or ADRs at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ordinary shares, preference shares or ADRs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ordinary shares, preference shares or ADRs will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

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

        Certain U.S. Holders may be required to report to the IRS certain information with respect to their beneficial ownership of the ordinary shares, preference shares and ADRs not held through an account with a financial institution. U.S. Holders who fail to report required information could be subject to substantial penalties.

Reportable Transaction

        A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their tax advisor as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any foreign currency received as a dividend on, or as proceeds from the sale, exchange or other disposition of ordinary shares, preference shares or ADRs.

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their tax advisors as to the consequences of the purchase, ownership and disposition of ordinary shares, preference shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction

  Foreign Account Tax Compliance Act

        Provisions of law commonly known as FATCA were enacted in 2010 by the U.S. Congress as part of the Hiring Incentives to Restore Employment Act, and have added Chapter 4 of Subtitle A, comprised of sections 1471 through 1474, to the U.S. Internal Revenue Code of 1986 ("Code"). FATCA imposes a new reporting regime and potentially a 30% withholding tax with respect to certain payments to (i) any non-U.S. financial institution (a "foreign financial institution", or "FFI" (as defined by FATCA)) that does not enter into an agreement with the U.S. Internal Revenue Service ("IRS") to provide the IRS with certain information in respect of its account holders and investors or is not otherwise exempt from or in deemed compliance with FATCA and (ii) any investor or account holder (unless otherwise exempt from FATCA) that does not provide information sufficient to determine whether the investor is a U.S. person or should otherwise be treated as holding a "United States account" at the Bank (a "Recalcitrant Holder").

        The withholding regime under FATCA became effective July 1, 2014 for payments from sources within the United States and will apply to "foreign pass thru payments" (a term not yet defined) no earlier than January 1, 2017.

        In order to facilitate compliance with the provisions of FATCA, the United States has entered into intergovernmental agreements (each an "IGA") with a number of other jurisdictions. Pursuant to FATCA and the "Model 1" and "Model 2" IGAs released by the United States, an FFI in an IGA signatory country that is treated as in compliance with the requirements of the relevant IGA would not be subject to withholding under FATCA on any payments it receives. Further, an FFI in an IGA jurisdiction would generally not be required to withhold under FATCA from payments it makes. Under each Model IGA, FFIs are still required to report certain information in respect of their account holders and investors to the IRS, either directly or through their home government.

        Greece has as of November 30, 2014 reached an agreement in substance with the U.S. on the terms of a Model 1A IGA, and as such, the country is currently treated as having a Model 1 IGA in effect. Additionally, the Bank is registered with the IRS as a Registered Deemed-Compliant Financial Institution (including a Reporting Financial Institution under a Model 1 IGA).

        FATCA is particularly complex and its application is dependent on particular regulations and guidance issued as well as individual circumstances in the country of operation of each FFI. The above description is based in part on regulations, official guidance and model IGAs, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisers on how these rules may apply to payments they may receive in connection with the ordinary shares, preference shares and ADRs.

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

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clients. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group's transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss on the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (OTC) derivative transactions.

        More specifically, the Bank retains a portfolio of EFSF bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

        Another entity that is a significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR and enters into swap transactions either for hedging the interest rate risk of its bond portfolio, or for proprietary trading.

        Moreover, Finansbank draws liquidity in US dollars which are then converted into TRY through Cross Currency Interest Rate Swaps, in order to offer loans to its clients. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank's installment loan portfolio.

Equity Risk

        Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the "ATHEX") and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group's cash position and equity-linked products offered to its clients. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The OCP of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

        Foreign exchange risk on a Group level is mainly attributed to Turkish Lira exposure, due to the investment in Finansbank, whereas the foreign exchange risk undertaken by the rest of other subsidiaries is insignificant.

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank's policy, the OCP should remain within the limits set by the Treasury Division and the GMORMD at the end of each trading day. The same policy applies to all of the Group's subsidiaries.

Market risk on trading and available-for-sale portfolios—Value-at-Risk ("VaR")

        The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, due to the linear nature of its portfolio, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and 1-day holding period. The VaR is calculated on a daily basis for the Bank's trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The whole framework and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by external consultants. Also, Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis.

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank's trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. The risk factors relevant to the financial products in the Bank's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,120. Additionally, the GMORMD calculates the VaR of the Bank's portfolios by applying the Historical Simulation approach, for comparative purposes.

        The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits have been determined by reference to worldwide best practices. They refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank's trading and available-for-sale portfolios.

        The tables below present the Bank's VaR (99%, 1-day) for the years ended on December 31, 2014 and 2013 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2014	2013	2014	2013	2014	2013	2014	2013
	(EUR in millions)
Average	25	23	24	21	2	2	1	2
Max	57	43	55	41	3	5	1	3
Min	13	10	12	9	1	1	—	1
Year End	55	14	53	13	2	2	—	1

        The most significant type of market risk to which the Bank is exposed, is interest rate risk. It arises mainly from the Bank's trading and available- for-sale bond portfolios, as well as from interest rate derivatives, both exchange traded and over-the-counter. The level of interest rate risk VaR mostly depends on the level and volatility of the underlying interest rates as well as on the positions of the Bank's portfolio.

        During the first nine months of 2014, the Bank's interest rate (IR) and total VaR had minor fluctuations, which are mostly attributed to the changes of the underlying interest rates and their volatilities. In the beginning of the fourth quarter, there was a sharp rise in the Greek government bond yields that led to a substantial increase of the respective volatilities and to higher VaR estimates for the Bank. Then, since interest rates remained at almost the same level, the volatilities gradually decreased, resulting to lower IR and total VaR estimates. However, near the end of the year, mainly due to political concerns, the spreads between the Greek and the German government bond yields suddenly widened, which in turn caused the IR and total VaR to increase significantly.

        On a Group level, Finansbank is the other main contributor to market risk, through its positions held in the trading and available-for-sale portfolios. In order to monitor and efficiently manage market risk, Finansbank calculates VaR on a daily basis for its trading and available-for-sale portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period and made through RiskWatch.

        Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

        The table below presents Finansbank's VaR (99%, 1-day) for the years ending on December 31, 2014 and 2013 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2014	2013	2014	2013	2014	2013	2014	2013
	(EUR in millions)
Average	11	17	11	17	—	—	1	—
Max	20	35	20	35	1	1	3	2
Min	6	6	6	6	—	—	—	—
Year End	14	17	17	17	—	—	1	—

        The change in Finansbank's Total VaR is mainly attributed to the change in the interest rate risk. During 2014, the Turkish interest rates and the respective volatilities gradually decreased, leading to lower VaR estimates. However, in December, due to concerns about the economic developments in Turkey, interest rates suddenly jumped, which resulted to significantly higher IR and Total VaR estimates for the subsidiary as compared to previous months.

        Moreover, the Bank calculates the Group VaR on a daily basis, taking into account both its own portfolios and the respective portfolios of Finansbank.

        The tables below present the VaR on a Group level (99%, 1-day) for the years ended December 31, 2014 and 2013 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2014	2013	2014	2013	2014	2013	2014	2013
	(EUR in millions)
Average	30	30	28	29	2	2	1	2
Max	63	55	60	53	3	5	3	4
Min	14	14	14	13	1	1	—	1
Year End	61	15	59	15	2	2	2	1

  Back-testing

        The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out by the Bank of Greece, the calculations only incorporate the Bank's trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains the same between the two days. In the same context, the actual gains/losses is the change in the value of the portfolio between days t and t+1, including all the transactions that took place in day t+1, excluding fees, commissions and net interest income.

        Any excess of the hypothetical / actual losses over the VaR estimate is reported to the Bank of Greece within five business days. During 2014, there were three (3) cases in which the back-testing result exceeded the respective VaR calculation.

        Finansbank also performs back-testing on a daily basis, following a similar procedure. During 2014, the back-testing result exceeded the respective VaR calculation in two instances.

  Stress Testing

        The VaR model is based on certain theoretical assumptions, which do not fully capture the potential "tail events" in the markets.

        To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both, trading and available-for-sale portfolios and the scenarios used have been approved by the relevant regulatory authorities. These scenarios are presented in the following tables:

        Interest rate-related scenarios:

Scenario	Description	0 - 3 Months	3 Months - 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	–200 bp	–200 bp	–200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

        Stock market indices-related scenarios:

Scenario	Description
1	–30% for all indices

        Foreign exchange rate-related scenarios:

Scenario	Description
1	EUR depreciation by 30%

        Stress test analysis is performed by Finansbank on its trading and banking portfolios, on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the recent financial crises which have taken place in Turkey. These scenarios are presented in the following tables:

Interest rate-related scenarios:

a.     Trading Book

Description	Turkish Sovereign & Swap Curves in TRY		Sovereign Eurobond Curves in EUR & USD		Non Turkish Curves
June - December 2013 Crisis	0 - 6 Months	+250 bp	0 - 6 Months	+80 bp	0 bp
	6 Months - 2 Years	+350 bp	6 Months - 5 Years	+150 bp
	>2 Years	+300 bp	>5 Years	+200 bp
Severe Parallel Shift	+400 bp
				+200 bp	+200 bp

b.     Banking Book

Description	Turkish Sovereign & Swap Curves in TRY	Sovereign Eurobond Curves in EUR & USD	Non Turkish Curves
Basel Scenario	+500 bp	+400 bp	+200 bp

Foreign exchange rate-related scenarios:

Description	Shock
TRY depreciation against FX	5%, 10%, 40%

Limitations of the VaR model

        The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank may suffer. The restrictions of this methodology are summarized as follows:

  •
  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

  •
  The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading positions within time period. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

  •
  VaR refers to the plausible loss at a 99% confidence interval, without taking into account any losses beyond that level;

  •
  All calculations are based on the Bank's positions at the end of each business day, without taking into account the intra-day transactions or any realized losses that might have been incurred;

  •
  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), this metric might not fully capture the impact on the value of the portfolio; and

  •
  Returns on individual risk factors are assumed to follow a normal distribution. If this assumption does not hold, the probability of extreme market movements could be underestimated.

Country risk

        Country risk is the current or prospective risk to earnings and capital, caused by events in a particular country which are at least to some extent under the control of the government but definitely not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government's lack of capacity and/or willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

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

        In this context, the GMORMD monitors the country risk arising from the Bank's operations on a daily basis, mainly focusing on Turkey, the countries of South East Europe, Cyprus, Egypt, Malta and South Africa, where the Group has presence.

Counterparty risk

        Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor's failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

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

        The Group seeks to reduce counterparty risk by standardizing the terms of the agreements with counterparties through ISDA and GMRA contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties, Credit Support Annexes ("CSAs") have been signed, so that net current exposures are managed through margin accounts, on a daily basis, by exchanging cash or debt securities as collateral.

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2014, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1.0% (i.e., 50 and 100 basis points) increase in interest rates for 2013 and 2014 and both a 0.5% and a 1.0% (i.e., 50 and 100 basis points) decrease in interest rates in 2013 and 2014 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2013 and 2014, TRY balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2013 and 2014 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2013 and 2014 across the maturity ladder;

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

	December 31, 2014		Market Value Change		Market Value Change
	Carrying Amount
		Fair value	+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	3,583	3,583	(5)	4	(6)	6
Securities purchased under agreements to resell	94	94	—	—	—	—
Interest bearing deposits with banks	2,776	2,776	(4)	5	(5)	7
Held to Maturity securities	10,645	10,969	(101)	105	(105)	114
Net loans	65,416	66,177	(316)	259	(368)	383

Total interest rate sensitive assets	82,514	83,599	(426)	373	(484)	510

Liabilities
Total deposits	81,512	81,515	(184)	42	(48)	(5)
Securities sold under agreements to repurchase	5,053	5,053	(1)	(1)	—	(1)
Other borrowed funds	2,310	2,298	7	(2)	10	(15)
Long term debt	4,085	3,945	(10)	51	32	(36)

Total interest rate sensitive liabilities	92,960	92,811	(188)	90	(6)	(57)

Total interest rate balance sheet sensitivity			(238)	283	(478)	567

	December 31, 2013		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	3,454	3,454	(10)	9	(6)	6
Securities purchased under agreements to resell	39	39	—	—	—	—
Interest bearing deposits with banks	3,333	3,334	(11)	15	(6)	11
Held to Maturity securities	10,360	10,471	(180)	208	(108)	118
Net loans	65,484	65,940	(434)	440	(266)	269

Total interest rate sensitive assets	82,670	83,238	(635)	672	(386)	404

Liabilities
Total deposits	85,594	85,638	106	(100)	69	(67)
Securities sold under agreements to repurchase	4,738	4,739	1	(1)	1	(1)
Other borrowed funds	1,678	1,678	7	(7)	5	(5)
Long term debt	2,582	2,557	36	(39)	24	(25)

Total interest rate sensitive liabilities	94,592	94,612	150	(147)	99	(98)

Total interest rate balance sheet sensitivity			(785)	819	(485)	502

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2013 and 2014 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2014		Market Value Change
	Carrying amount	Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	2,727	2,727	110	(90)
Deposits with central bank	3,583	3,583	288	(236)
Securities purchased under agreements to resell	94	94	10	(9)
Interest bearing deposits with banks	2,776	2,776	45	(37)
Held to Maturity securities	10,645	10,969	145	(118)
Net loans	65,416	66,177	2,498	(2,044)
Accrued interest receivable	827	827	38	(31)

Total foreign exchange sensitive assets	86,068	87,153	3,134	(2,565)

Liabilities
Total deposits	81,512	81,515	(2,378)	1,946
Securities sold under agreements to repurchase	5,053	5,053	(159)	130
Other borrowed funds	2,310	2,298	(206)	169
Long-term debt	4,085	3,945	(163)	134

Total foreign exchange sensitive liabilities	92,960	92,811	(2,908)	2,378

Total foreign exchange balance sheet sensitivity			226	(187)

	December 31, 2013		Market Value Change
	Carrying amount	Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	1,968	1,968	95	(78)
Deposits with central bank	3,454	3,454	210	(172)
Securities purchased under agreements to resell	39	39	—	—
Interest bearing deposits with banks	3,333	3,334	36	(29)
Held to Maturity securities	10,360	10,471	109	(89)
Net loans	65,484	65,940	2,176	(1,780)
Accrued interest receivable	829	829	33	(27)

Total foreign exchange sensitive assets	85,467	86,035	2,659	(2,175)

Liabilities
Total deposits	85,594	85,638	(2,205)	1,804
Securities sold under agreements to repurchase	4,738	4,738	(141)	116
Other borrowed funds	1,678	1,678	(143)	117
Long-term debt	2,582	2,557	(99)	81

Total foreign exchange sensitive liabilities	94,592	94,611	(2,588)	2,118

Total foreign exchange balance sheet sensitivity			71	(57)

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

Fees Incurred in Past Annual Period and Fees to be Paid in the Future

        For the year ended December 31, 2014, we did not have any fee arrangements in place with the depository, and we did not receive any fees from the depository throughout this period.

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

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

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

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS (the "Offer to Purchase") upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

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

        On July 3, 2013 the Bank cancelled 12,360,169 ADSs purchased pursuant to the Offer announced on May 31, 2013. See Item 16.E, "Purchases of Equity Securities by the Issuer and Affiliated Purchasers".

        On May 10, 2014, the extraordinary general meeting of the Bank's shareholders approved the share capital increase by EUR 2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on May 13, 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

        On May 12, 2014, the Board of Directors certified that EUR 2,500 million was covered in cash. From the amount of EUR 2,500 million, EUR 341 million was credited to the share capital while the remaining EUR 2,159 million less expenses was credited to the share premium account.

        As at December 31, 2014, the total paid-up share capital of the Bank amounted to EUR 2,414 million divided into a) 3,533,149,631 ordinary shares of a nominal value of EUR 0.30 each, b) 12,639,831 non-cumulative, non-voting, redeemable preference shares, of a nominal value of EUR 0.30 each, and c) 270,000,000 redeemable preference shares of the Hellenic Republic of a nominal value of EUR 5.00 each, in accordance with Greek Law 3723/2008. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for a detailed description of the current plan.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

        As of December 31, 2014, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer and our Deputy Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer and Deputy Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Chief Executive Officer and the Deputy Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2014 due to the material weaknesses described in Item 15 (b) below. Our efforts to remediate the significant deficiencies that aggregate to the material weaknesses are described in Item 15(d) below.

  Disclosure and Transparency Committee

        In June 2003, the Bank's Management established the Disclosure and Transparency Committee. The purpose of the committee is to monitor the accuracy and adequacy of the information included in public announcements and publications made by the Bank, including such information submitted to the SEC.

        For information in relation to the composition of the Disclosure and Transparency Committee, see Item 6.C, "Board Practices—Executive Committees—Disclosure and Transparency Committee".

(b)  Management's Annual Report on Internal Control over Financial Reporting

        The Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Group.

        The Group's ICFR is a process designed by, or under the supervision of, the Bank's principal executive officers and principal financial officers, or persons performing similar functions, and effected by the Bank's Board of Directors, Management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Group's ICFR includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

  •
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Group, are being made only in accordance with authorizations of management and directors of the Group; and

  •
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group's assets that could have a material effect on the financial statements.

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

        Management assessed the effectiveness of the Group's ICFR as of December 31, 2014, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, Management concluded that, as of December 31, 2014, the Group's ICFR was ineffective, due to the material weaknesses identified in its ICFR as noted below.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis.

        Management identified the following material weaknesses in its internal controls over financial reporting relating to:

  (a)
  The financial statement closing process, which continues to produce significant deficiencies that lead to adjustments and revisions of the spreadsheet-based supporting calculations. This is due to the fact that the Group still relies to a great extent on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the U.S. GAAP financial statements. Throughout 2014, Management has actively made efforts to address the internal control deficiencies that contributed to this material weakness. Management continues to work towards the automation of the data extraction and reporting process with a new consolidation tool and a financial data warehouse, however, because these major automation projects are still in progress, Management has determined that the remediation actions completed to date were not sufficient to fully remediate the material weakness as of December 31, 2014.

  (b)
  The design and implementation of certain controls relating to the process of calculating the allowance for loan losses, more specifically: i) the sufficiency and appropriateness of the supporting documentation for certain individually significant exposures, ii) the timely processing of information required for the calculation of the allowance for loan losses for a pool of consumer and mortgage loans for which court settlement applications have been made by customers due to the significant increase of such applications, as a result of the prevailing economic conditions in Greece, iii) identification of certain consumer loans for impairment assessment, iv) validation procedures for certain delinquent loans, estimated future cash flows of certain loans within the restructured corporate portfolio and assumptions used in the calculation of the allowance for loan losses of the collectively assessed loan portfolios.

  Management has initiated process level and control improvements to remediate the above issues as described in section (d) "Changes in Internal Control over Financial Reporting" below and for the material weakness relating to the allowance for loan losses, Management commenced the remediation process in 2015 as part of the closing process of this Form 20-F.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2014, has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., the Group's independent registered public accounting firm as stated in their report appearing in section (c) below, which expressed an adverse opinion on the effectiveness of the Group's ICFR as of December 31, 2014.

Dated May 15, 2015

/s/ Leonidas Fragkiadakis Leonidas Fragkiadakis Chief Executive Officer
/s/ Paula Hadjisotiriou Paula Hadjisotiriou Deputy Chief Executive Officer and Group Chief Financial Officer

(c)  Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries

        We have audited National Bank of Greece S.A. and its subsidiaries (the "Group") internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Finansbank A.S. (a 99.81% subsidiary of the Group) with respect to its financial statements as of and for the year ended December 31, 2014, which statements, expressed in Turkish Lira ("TRY") and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), reflect total assets of TRY 76,892 million (EUR 27,151million) as of December 31, 2014, net interest income of TRY 3,192 million (EUR 1,100 million) and profit for the year of TRY 950 million (EUR 328 million) for the year then ended. The effectiveness of Finansbank A.S.'s internal control over financial reporting with respect to its IFRS financial statements was audited by other auditors whose report (which expressed an adverse opinion on the effectiveness of Finansbank A.S.'s internal control over financial reporting) has been furnished to us, and our opinion, insofar as they relate to the effectiveness of Finansbank A.S.'s internal control over financial reporting with respect to its IFRS financial statements, are based solely on the report of the other auditors.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified and included in its assessment, two material weaknesses related to:

  (a)
  the fact that the Group relies on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate its financial statements prepared in accordance with accounting principles generally accepted in the United States of America and

  (b)
  several deficiencies identified in the control activities at the process level supporting the calculation of the allowance for loan losses.

The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and this report does not affect our report on such financial statements.

        In our opinion, based on our audit and the report of the other auditors, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014, of the Group and our report dated May 15, 2015 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditor and included an explanatory paragraph regarding substantial doubt about the Group's ability to continue as a going concern and an emphasis of matter paragraph relating to the translation of Euro amounts into U.S. dollar amounts for the convenience of the readers in the United States.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

May 15, 2015

Athens, Greece

Report of Independent Registered Public Accounting Firm

The Board of Directors of Finansbank A.S.

        We have audited Finansbank A.S. (the "Bank") and its subsidiaries (together the "Finansbank Group"), internal control over financial reporting in respect of its consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) ("COSO criteria"). Finansbank A.S's Management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Finansbank A.S's Management Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Finansbank Group's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Finansbank A.S's Management has identified a material weakness in the process for allowance for loan losses where the design of relevant controls did not sufficiently consider validation procedures for certain delinquent loans, estimated future cash flows of certain loans within the restructured corporate portfolio and recovery rates of non-performing retail loan portfolios.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Finansbank Group at December 31, 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the year then ended and notes thereto prepared in accordance with International Financial Reporting Standards. This material weakness described in the preceding paragraph was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report dated May 15, 2015, which expressed an unqualified opinion on those consolidated financial statements.

        In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Finansbank Group has not maintained effective internal control over financial reporting in respect of its consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).

/s/ Güney Bagımsız Denetim ve Serbest Muhasebeci Mali Müsavirlik Anonim Sirketi

A member firm of Ernst&Young Global Limited

Istanbul, Turkey

May 15, 2015

(d)  Changes in Internal Control over Financial Reporting

        Based on Management's assessment as of December 31, 2013, the Group's internal control over financial reporting was ineffective due to a material weakness identified in its internal control over financial reporting. This material weakness related to the financial statement closing process, which continued also in 2014 to produce significant control deficiencies that lead to adjustments and revisions of the spreadsheet-based supporting calculations. This is due to the fact that the Bank still relies to a great extent on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the U.S. GAAP financial statements. Throughout 2014, the Bank undertook a number of remediation actions in order to address the internal control deficiencies that contributed to this material weakness. Our efforts to remediate the significant deficiencies that aggregated to the material weakness are described as follows:

  a.
  Introduced enhanced manual controls to address control precision and timeliness of review procedures;

  b.
  Reviewed key IT reports in terms of completeness and accuracy and redesigned new ones to address increasing financial and regulatory reporting requirements;

  c.
  Revised the IT strategic plan to address financial reporting needs with a goal of improving data extraction and processing from core banking systems;

  d.
  Continued the deployment of IT projects; namely the new web-based consolidation tool and the financial data warehouse, which are expected to be partly or fully implemented in 2015;

  e.
  Hired experienced personnel with appropriate IFRS, U.S. GAAP and SOX knowledge and experience; and

  f.
  Provided training to key finance personnel on U.S. GAAP and SEC requirements.

        While the previous steps have been taken towards remediating the material weakness, Management has determined that as of December 31, 2014, this material weakness remained. The remediation efforts will continue during 2015 and our plan includes further increasing the headcount of qualified finance personnel with U.S. GAAP knowledge, continuing our IT projects and exploring further opportunities for automation improvements in the reporting process.

        Other than those changes described above, during the year ended December 31, 2014, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        On January 28, 2010, the Bank's Board of Directors appointed Mr. Petros Sabatacakis, an independent non-executive member of the Board of Directors, as the Audit Committee financial expert. Since that time, Mr. Sabatacakis has been reappointed as the Audit Committee financial expert by the Bank's General Meeting of Shareholders. On June 26, 2014 the Annual General Meeting of Shareholders reappointed Mr. Sabatacakis as the Audit Committee financial expert until the date of the Annual General Meeting of 2015.

        Mr. Sabatacakis is independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Between 1999 and 2004, Mr. Sabatacakis was Chief Risk Manager for Citigroup Inc. During that time, he was responsible for all the financial services of the company's businesses as a member of the Management Committee and a member of the Citicorp Board. All credit, market, and operational risk activities of the Group reported to him. From 1992 to 1997, he was in charge of the financial services subsidiaries of the American International Group, its treasury operations as well as the market and credit risk activities. He was a member of the Executive Committee and a C.V. Starr partner. Prior to that, he was the Head of Global Treasury and Capital Markets at Chemical Bank (now JP Morgan Chase), which he joined in 1973 in Economic Research. Among his positions at Chemical Bank were oversight of the international branches, foreign exchange and securities trading and the management of its funding and investments division. In addition, he had the responsibility for the management of the corporation's overall interest rate risk and investment portfolios. Mr. Sabatacakis, who was born in Greece, earned three degrees from Columbia University: Bachelor of Science, Masters of Business Administration and a Doctor of Philosophy degree in Economics. He has been the chairman of Plan International and Child Reach (child-sponsor non- profit), a Trustee of Athens College in Greece, and a Director Emeritus of the Gennadius Library.

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

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2013 and 2014. For Finansbank, our major subsidiary in Turkey, Ernst & Young was appointed as the independent public accountant for the year ended December 31, 2014.

        The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., their respective affiliates

(collectively, "Deloitte"). Also, the table below presents the aggregate fees for professional audit services and other services rendered by Ernst & Young in Turkey to the Finansbank Group.

	Deloitte		Ernst & Young		Total
	Year ended December 31,		Year ended December 31,		Year ended December 31,
Fees by category	2013	2014	2013	2014	2013	2014
	(EUR in thousands)
Audit fees	5,996	5,382	115	562	6,111	5,944
Audit-related fees	1,250	1,844	—	274	1,250	2,118
Tax fees	191	328	8	8	199	336
All other fees	12	25	—	—	12	25

Total	7,449	7,579	123	844	7,572	8,423

Audit Fees

        Fees billed by Deloitte for audit services for the years ended December 31, 2013 and 2014 consisted primarily of the audit of the Group's IFRS and the integrated audit of its U.S. GAAP consolidated Financial Statements, including the audit for compliance with the section 404 of Sarbanes Oxley Act, the audit of subsidiaries' statutory Financial Statements, and the tax compliance audits of the Bank and its subsidiaries.

        Fees billed by Ernst & Young for audit services for the year ended December 31, 2014 consisted primarily of the statutory and IFRS audit of the Financial Statements of Finansbank and its subsidiaries, including the audit for compliance with the section 404 of Sarbanes Oxley Act, and the tax compliance audits of Finansbank and its subsidiaries. Fees billed for the year ended December 31, 2013 referred to the tax compliance audits of Finansbank and its subsidiaries.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2013 and 2014 consisted primarily of comfort letter fees, other audit and attest services and system and application control reviews provided either repeatedly or on adhoc basis.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2013 and 2014 consisted primarily of tax advisory, tax planning services and preparation of tax returns.

Other Fees

        In 2013 and 2014, other audit fees related to various advisory services.

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

        All "Audit fees", "Audit related fees" and "Tax fees" for 2013 and 2014 were specifically approved by the Audit Committee. "Audit related fees" and "Tax fees" constituted 16.5% and 2.6%, respectively, of total fees paid to Deloitte and Ernst & Young in 2013, and 25.1% and 4.0%, respectively, of total fees paid to Deloitte and Ernst & Young in 2014.

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

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2014 amounted to 32,698,747 shares and (33,095,326) shares respectively. Therefore, the balance of as at December 31, 2014 of own shares amounted to 1,076 shares.

Repurchase of American Depositary Shares

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. On July 3, 2013, the Bank purchased 12,360,169 ADSs further to the Offer to Purchase. Following the purchase of these ADSs, 12,639,831 ADSs remain outstanding. The Bank cancelled the ADSs purchased pursuant to the Offer, and the Preference Shares represented thereby.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On December 19, 2013 our Board of Directors, in light of mandatory rules regarding auditor rotation in accordance with the Independent Audit By-Law announced by Public Oversight, Accounting, and Auditing Standards Authority in Turkey and based on the recommendation from our audit committee, approved the rotation of DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S., the Turkish member firm of DELOITTE TOUCHE TOHMATSU LIMITED (referred to in this Item 16F as "Deloitte Turkey") as independent registered public accounting firm and the engagement of Güney Bagımsız Denetim ve Serbest Muhasebeci Mali Musavirlik Anonim Sirketi, a member firm of Ernst&Young Global Limited, Istanbul, Turkey (referred to in this Item 16F as "EY Turkey") to serve as the new independent registered public accounting firm for our significant subsidiary Finansbank A.S. for the fiscal year ended December 31, 2014. This appointment was effective as of January 1, 2014. The appointment of EY Turkey was also approved by the General Meeting of Finansbank A.S. on March 27, 2014. The independent audit report of EY Turkey issued in accordance with the PCAOB auditing standards in respect of the consolidated financial statements of Finansbank A.S. as of and for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board is included in this Annual Report. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte Greece") continues to be our principal accountant.

        During the two fiscal years preceding the rotation of Deloitte Turkey, there were no disagreements between Finansbank A.S. and Deloitte Turkey on any matters of accounting principles or practices, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Turkey, could have caused our principal accountants Deloitte Greece to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of Deloitte Turkey, there were no "reportable events" as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

        We have provided Deloitte Turkey with a copy of the foregoing statements and have requested and received from Deloitte Turkey a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte Turkey agrees with the above statements. A copy of the letter from Deloitte Turkey is attached as Exhibit 15.1 to this Annual Report.

        During the two fiscal years preceding the rotation of Deloitte Turkey neither we nor anyone acting on our behalf, consulted EY regarding any of the matters or events set forth in Item 16F(a)(2) of Form 20-F.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practices, NBG has adopted a Corporate Governance Code which is currently similar to NYSE listing standards. However, the Bank's corporate governance and board composition has also been directly impacted by the re-capitalization processes that the Bank, like other Greek banks, went through as a result of the financial and Eurozone crises. In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

  •
  NBG's Board of Directors is currently composed of four executive members and ten non-executive members, out of which four are independent directors in accordance with NYSE listing requirements. One non-executive member is the representative of the Greek government, as per Greek Law 3723/2008, and another one is the representative of the HFSF, as per Greek Law 3864/2010. The criteria used by the General Meeting of Shareholders to determine formal director independence are set out in the NBG Corporate Governance Code and are very close but not identical to the independence criteria of the NYSE listing requirements.

  •
  The NBG Board of Directors has established a Corporate Governance and Nomination Committee. All of its five members are non-executive directors but only three are independent according to NYSE listing standards. It should be noted that one member is the HFSF representative.

  •
  The Human Resources and Remuneration Committee is composed of five non-executive directors, out of which three are independent. It should be noted that one of the members is the HFSF representative.

  •
  The Audit Committee is composed of three non-executive directors, out of which two are independent and one is the HFSF representative.

        For more information on the Bank's Corporate Governance Practices see Item 6, "Directors, Senior Management and Employees".

PART III

ITEM 17    FINANCIAL STATEMENTS

        Please see Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from June 2014.
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
12.1
Certification of the Chief Executive Officer, the Deputy Chief Executive Officers and the Deputy Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer the Deputy Chief Executive Officers and the Deputy Chief Executive Officer and Group Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
Letter from DRT BAĞIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S., the Turkish member firm of DELOITTE TOUCHE TOHMATSU LIMITED to the Securities and Exchange Commission, dated May 15, 2015, regarding the change in certifying accountant for a significant subsidiary.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ LEONIDAS FRAGKIADAKIS Leonidas Fragkiadakis Chief Executive Officer

Date: May 15, 2015

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as of
December 31, 2013 and 2014 and for the
years ended December 31, 2012, 2013 and
2014 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and its subsidiaries (the "Group") as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Finansbank A.S. (a 99.81% subsidiary of the Group) as of and for the year ended December 31, 2014, which statements reflect total assets of TRY 76,892 million (EUR 27,151 million) as of December 31, 2014, net interest income of TRY 3,192 million (EUR 1,100 million) and profit for the year of TRY 950 million (EUR 328 million) for the year then ended. Those statements expressed in Turkish Lira ("TRY") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank A.S., on the basis of IFRS and expressed in Turkish Lira, as of and for the year ended December 31, 2014, is based on the report of the other auditors. We have applied auditing procedures on the conversion adjustments to the financial statements of Finansbank A.S., which conform those financial statements to accounting principles generally accepted in the United States of America and Euro amounts.

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

        In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Group's ability to continue to access sufficient liquidity through Emergency Liquidity Assistance facility as well as the significant deposits outflow between January 1, 2015 and April 30, 2015 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013)

issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2015 expressed an adverse opinion on the Group's internal control over financial reporting based on our audit and the report of the other auditors because of material weaknesses.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.
May 15, 2015

Athens, Greece

 Report of Independent Registered Public Accounting Firm

To the Board of Directors of Finansbank A.S.

        We have audited the consolidated statement of financial position of Finansbank A.S. (a 99.81% owned subsidiary of National Bank of Greece S.A.) as of December 31, 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows and notes thereto for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. These consolidated financial statements reflect total assets of TL 76,892 million and shareholders equity of TL 10,100 million as of December 31, 2014, respectively, and profit for the year of TL 950 million for the year then ended. These consoldiated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finansbank A.S. and its subsidiaries at December 31, 2014 and the consolidated results of their operations and their cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Finansbank A.S.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) and our report dated May 15, 2015 expressed an adverse opinion thereon.

/s/ Güney Bagimsız Denetim ve Serbest Muhasebeci Mali Musavirlik Anonim Sirketi
A member firm of Ernst&Young Global Limited
Istanbul, Turkey

May 15, 2015

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2013	2014	2014
		(EUR in millions)		(USD in millions) (Note 2)
				Unaudited
ASSETS
Cash and due from banks	5	1,968	2,727	3,044
Deposits with Central Bank	6	3,454	3,583	3,999
Securities purchased under agreements to resell	7	39	94	105
Interest bearing deposits with banks	8	3,333	2,776	3,099
Trading assets	9	3,082	2,405	2,684
Derivative assets	10	3,671	5,943	6,634
Available-for-sale securities	11	6,385	5,203	5,808
Held-to-maturity securities	11	10,360	10,645	11,882
Equity method investments	12	152	160	179
Loans (include EUR 76 million and EUR 42 million at December 31, 2013 and 2014, respectively, measured at fair value)	13	73,235	74,908	83,612
Less: Allowance for loan losses		(7,751)	(9,492)	(10,595)

Net loans		65,484	65,416	73,017
Goodwill	14	2,186	2,243	2,504
Software and other intangibles	14	333	353	394
Premises and equipment	15	1,418	2,128	2,375
Accrued interest receivable		829	827	923
Other assets (include EUR 382 million and EUR 568 million at December 31, 2013 and 2014, respectively, measured at fair value)	16	4,013	3,769	4,207
Long-lived assets held for sale	17	134	141	157

TOTAL ASSETS		106,841	108,413	121,011

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (include EUR 282 million and EUR 16 million at December 31, 2013 and 2014, respectively, measured at fair value)	20	82,175	77,902	86,954
Non-interest bearing deposits	20	3,419	3,610	4,030

Total deposits	20	85,594	81,512	90,984
Securities sold under agreements to repurchase	21	4,738	5,053	5,640
Derivative liabilities	10	3,032	6,263	6,991
Other borrowed funds	22	1,678	2,310	2,578
Accounts payable, accrued expenses and other liabilities (includes EUR 2 million and EUR 4 million at December 31, 2013 and 2014, respectively, measured at fair value)	23	4,087	4,498	5,021
Insurance reserves	24	2,504	2,248	2,509
Long-term debt (includes EUR 810 million and EUR 872 million at December 31, 2013 and 2014, respectively, measured at fair value)	25	2,582	4,085	4,560
Liabilities directly associated with long-lived assets held- for-sale	17	10	7	8

Total liabilities		104,225	105,976	118,291

Redeemable non-controlling interest—Temporary equity	34	250	—	—
PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock (12,639,831 shares of par value EUR 0.30 each at December 31, 2013 and 2014 and 270,000,000 shares of par value EUR 5.00 each at December 31, 2013 and 2014)		1,354	1,354	1,511
Common stock, par value of EUR 0.30 (shares authorized, issued and outstanding: 2,396,785,994 and 3,533,149,631 at December 31, 2013 and 2014 respectively)		719	1,060	1,184
Additional paid-in capital	33	17,859	19,918	22,233
Accumulated surplus / (deficit)		(15,007)	(17,387)	(19,408)
Accumulated other comprehensive loss	42	(2,596)	(2,547)	(2,844)
Treasury stock, at cost (397,655 and 1,076 shares at December 31, 2013 and 2014 respectively)		(2)	—	—

Total NBG shareholders' equity		2,327	2,398	2,676

Non-controlling interest		39	39	44

Total permanent equity		2,366	2,437	2,720

TOTAL LIABILITIES AND EQUITY		106,841	108,413	121,011

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2012	2013	2014	2014
		(EUR in millions)			(USD in millions) (Note 2) Unaudited
Interest Income:
Loans		4,966	4,545	4,303	4,803
Securities available-for-sale		650	364	357	398
Securities held-to-maturity		58	88	195	218
Trading assets		184	124	66	74
Securities purchased under agreements to resell		19	6	16	18
Interest-bearing deposits with banks		30	19	13	15
Other		27	31	22	25

Total interest income		5,934	5,177	4,972	5,551

Interest Expense:
Deposits		(2,517)	(2,004)	(1,773)	(1,979)
Securities sold under agreements to repurchase		(60)	(58)	(97)	(108)
Other borrowed funds		(71)	(105)	(88)	(98)
Long-term debt		(81)	(55)	(128)	(143)
Other		(5)	(11)	(56)	(63)

Total interest expense		(2,734)	(2,233)	(2,142)	(2,391)

Net interest income before provision for loan losses		3,200	2,944	2,830	3,160
Provision for loan losses	13	(2,322)	(969)	(2,172)	(2,424)

Net interest income/(loss) after provision for loan losses		878	1,975	658	736

Non-interest income /(loss):
Credit card fees		228	207	211	236
Service charges on deposit accounts		97	102	88	98
Other fees and commissions	27	456	493	486	542
Net trading gain/(loss)	28	(1,366)	297	(1,365)	(1,524)
Equity in earnings of investees and realized gains/(losses) on disposal of equity method investments	12	15	6	8	9
Other non-interest income	29	917	804	691	771

Total non-interest income / (loss) excluding gains / (losses) on investment securities		347	1,909	119	132

Net realized gains/(losses) on sales of available-for-sale securities	11	350	250	100	112
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)		(410)	(285)	(6)	(7)

Net gains / (losses) on available for sale and held to maturity securities		(60)	(35)	94	105

Total non-interest income / (loss)		287	1,874	213	237

Non-interest expense:
Salaries		(1,176)	(1,159)	(1,022)	(1,141)
Employee benefits		(204)	(359)	(144)	(161)
Occupancy expenses		(83)	(70)	(64)	(71)
Equipment expenses		(59)	(53)	(60)	(68)
Depreciation of premises and equipment		(114)	(111)	(114)	(127)
Amortization of intangible assets		(110)	(100)	(84)	(94)
Impairment of goodwill		(123)	(9)	(58)	(65)
Deposit insurance premium		(49)	(87)	(93)	(104)
Other non-interest expense	30	(1,595)	(1,665)	(1,591)	(1,776)

Total non-interest expense		(3,513)	(3,613)	(3,230)	(3,607)

Income / (loss) before income tax		(2,348)	236	(2,359)	(2,634)
Income tax expense	31	(169)	(167)	(114)	(127)

Net income / (loss)		(2,517)	69	(2,473)	(2,761)

Less: Net income attributable to the non-controlling interest		(20)	(32)	(4)	(4)

NET INCOME / (LOSS) attributable to NBG shareholders		(2,537)	37	(2,477)	(2,765)

Earnings / (loss) per share
Basic EPS	35	(13.36)	0.03	(0.79)	(0.88)
Diluted EPS	35	(13.36)	0.03	(0.79)	(0.88)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2012	2013	2014	2014
		(EUR in millions)			(USD in millions) (Note 2) Unaudited
Net income / (loss)		(2,517)	69	(2,473)	(2,761)
Other comprehensive income / (loss) net of tax:
Foreign currency translation adjustments		134	(1,326)	239	267
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR 133 million in 2012, EUR (4) million in 2013 and EUR (15) million in 2014)		596	(6)	11	12
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR (70) million in 2012, EUR (38) million in 2013 and EUR (28) million in 2014)		(280)	(212)	(95)	(106)
Less: Reclassification adjustment for impairment of available-for-sale securities (net of tax benefit of EUR 61 million in 2012, EUR 49 million in 2013 and EUR 1 million in 2014)		251	146	4	4

Total net (losses)/gains on available-for-sale securities		567	(72)	(80)	(90)

Pension (liability)/asset (net of tax expense/(benefit) of EUR (1) million in 2012, EUR 3 million in 2013 and EUR (6) million in 2014)		(32)	36	(43)	(48)

Total other comprehensive income / (loss), net of tax		669	(1,362)	116	129

Comprehensive loss		(1,848)	(1,293)	(2,357)	(2,632)

Less: Comprehensive income attributable to the non-controlling interest		(34)	17	(13)	(15)
Comprehensive loss attributable to NBG shareholders		(1,882)	(1,276)	(2,370)	(2,647)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2012	2013	2014	2014
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
					Unaudited
Common Stock:
Balance at beginning of year (956,090,482 of par value EUR 5.00 each at 2012 and 2013 and 2,396,785,994 at 2014 of par value EUR 0.30 each)		4,780	4,780	719	803
Reduction of par value of the shares from EUR 5.00 to EUR 1.00 per share			(3,824)	—	—
Issuance of 270,510,718 shares of par value EUR 1.00 through a non-rights issue	33	—	271	—	—
Reverse split of the common stock at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share and reduction of the par value of the shares from EUR 10.00 per share to EUR 0.30 per share			(1,190)	—	—
Issuance of 2,274,125,874 shares of par value EUR 0.30 at 2013 and 1,136,363,637 shares of par value EUR 0.30 at 2014, through a rights issue and a non-rights issue, respectively	33	—	682	341	381

Balance at end of year (956,090,482 shares in 2012 of par value EUR 5.00 each, 2,396,785,994 in 2013 of par value EUR 0.30 each and 3,533,149,631 in 2014 of par value EUR 0.30 each)		4,780	719	1,060	1,184

Preferred stock
Balance at beginning of year (25,000,000 shares of par value EUR 0.30 each at 2012 and 2013 and 12,639,831 shares of par value EUR 0.30 each at 2014 and 270,000,000 shares of par value EUR 5.00 each at 2012, 2013 and 2014)		1,358	1,358	1,354	1,511
Purchase of the 12,360,169 preference shares		—	(4)	—	—

Balance at end of year (25,000,000 shares of par value EUR 0.30 each at 2012 and 12,639,831 shares of par value EUR 0.30 each at 2013 and 2014 and 270,000,000 shares of par value EUR 5.00 each at 2012, 2013 and 2014)		1,358	1,354	1,354	1,511

Additional Paid-in Capital:
Balance at beginning of year		4,090	4,079	17,859	19,934
Issuance of 270,510,718 shares through a non-rights issue		—	2	—	—
Issuance of 2,274,125,874 shares in 2013 and 1,136,363,637 shares in 2014, through a rights issue and a non-rights issue respectively.	33	—	9,074	2,159	2,410
Issue costs for the issuance of 270,510,718 and 2,274,125,874 shares in 2013, net of tax		—	(176)	—	—
Reduction of par value per share		—	5,014	—	—
Repurchase of 12,360,169 preference shares			(135)	—	—
Gain / (Loss) on sales of treasury stock (net of tax (expense)/benefit		(1)	—	1	1
Issue costs net of tax in 2014 from the issuance of 1,136,363,637 shares		—	—	(55)	(61)
Purchase of subsidiaries shares from non-controlling interest	4	(10)	1	(46)	(51)

Balance at end of year		4,079	17,859	19,918	22,233

Accumulated Surplus/(deficit):
Balance at beginning of year		(12,547)	(15,037)	(15,007)	(16,751)
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	34	47	(7)	97	108
Net income /(loss) attributable to NBG shareholders		(2,537)	37	(2,477)	(2,765)

Balance at end of year		(15,037)	(15,007)	(17,387)	(19,408)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2012	2013	2014	2014
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
					Unaudited
Accumulated Other Comprehensive Income/ (Loss)—net of tax:	42
Balance at beginning of year		(1,939)	(1,283)	(2,596)	(2,898)
Net change in fair value of securities available-for-sale		557	(64)	(82)	(92)
Foreign currency translation adjustments		130	(1,285)	233	260
Pension liability		(31)	36	(43)	(48)
Acquistion and disposal of subsidiaries shares from / to non-controlling interest		—	—	(59)	(66)

Balance at end of year		(1,283)	(2,596)	(2,547)	(2,844)

Treasury Stock, at Cost:
Balance at beginning of year (6,297, 1,076 and 397,655 shares at 2012, 2013 and 2014 respectively)		—	—	(2)	(2)
Sale of treasury stock (6,076,383, 9,770,521 and 33,095,326 shares during 2012, 2013 and 2014 respectively)		121	45	83	93
Purchase of treasury stock (6,071,162, 10,167,100 and 32,698,747 shares during 2012, 2013 and 2014 respectively)		(121)	(47)	(81)	(91)

Balance at end of year (1,076, 397,655 and 1,076 shares at 2012, 2013 and 2014 respectively)		—	(2)	—	—

Total NBG shareholders' equity		(6,103)	2,327	2,398	2,676

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		71	54	39	44
Net income/(loss)		(7)	(1)	(2)	(2)
Foreign currency translation adjustments		1	(2)	—	—
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		(11)	(12)	2	2

Balance at end of year		54	39	39	44

Total permanent equity		(6,049)	2,366	2,437	2,720

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		283	257	250	279
Net income		27	33	6	7
Net change in fair value of securities available-for-sale		10	(8)	2	2
Foreign currency translation adjustments		4	(39)	6	7
Redemption of redeemable NCI		(25)	—	(167)	(187)
Changes in the redemption amount of redeemable NCI		(42)	7	(97)	(108)

Balance at end of year		257	250	—	—

Total temporary equity		257	250	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2012	2013	2014	2014
		(EUR in millions)		(USD in millions) (Note 2)
				Unaudited
Cash flows from Operating Activities:
Net income / (loss)	(2,517)	69	(2,473)	(2,761)
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	2,322	969	2,172	2,424
Net (gain)/loss on sale of premises and foreclosed assets	12	—	2	2
Net realized (gain) / loss on sales of available-for-sale securities	(350)	(250)	(123)	(137)
Other Than Temporary Impairment of AFS and HTM securities	410	285	6	7
Equity in earnings of equity method investees	(15)	1	(8)	(9)
Depreciation of premises and equipment	114	111	114	127
Amortization of software and other intangibles	110	100	84	94
Impairment of goodwill	123	9	58	65
Impairment of equity method investments	1	5	—	—
Pension liability	33	220	32	36
Provision for deferred income taxes	(36)	(34)	28	31
Net gains on the disposal of subsidiaries	(158)	—	—	—
Net (gain) / loss from changes in the fair value of financial instruments designated at fair value	15	217	63	70
Gain on debt extinguishment	(9)	—	—	—
Gain from bargain purchase on business combination	—	(208)	(3)	(3)
Interest on financing obligation from sale of real estate	—	—	48	54
Other non cash items including provisions for contingencies and impairment of other assets	(27)	(39)	245	273
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	(787)	658	1,387	1,548
Accrued interest receivable	32	(86)	2	2
Other assets	(327)	(398)	(32)	(36)
Accounts payable, accrued expenses and other liabilities	(461)	(550)	360	402
Insurance reserves	(196)	(13)	(256)	(286)

Cash flows provided by/(used in) operating activities	(1,711)	1,066	1,706	1,903
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(7,611)	(7,622)	(4,828)	(5,389)
Sales proceeds	7,863	5,192	2,517	2,809
Maturities, prepayments and calls	2,226	2,534	3,956	4,416
Activities in held to maturity securities:
Purchases	(637)	(983)	(1,112)	(1,241)
Maturities, prepayments and calls	600	604	916	1,022
Acquisition of subsidiaries	—	561	(54)	(60)
Disposal of subsidiaries	37	19	—	—
Purchases of premises and equipment and intagibles	(133)	(200)	(849)	(948)
Proceeds from sales of premises and equipment and intagibles	4	2	12	13
Disposals/(acquisitions) of equity investments	(14)	—	16	18
Net cash provided by (used in):
Deposits with central bank	13	(525)	(129)	(144)
Loan origination and principal collections	(322)	3,630	(2,114)	(2,360)
Securities purchased under agreements to resell	(160)	795	(56)	(63)
Interest bearing deposits with banks	791	(340)	556	621
Other	(111)	—	—	—

Cash flows provided by / (used in) investing activities	2,546	3,667	(1,169)	(1,306)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2012	2013	2014	2014
	(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
				Unaudited
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	519	480	3,225	3,600
Principal repayments and retirements of long-term debt	(1,033)	(274)	(1,963)	(2,191)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 10 million in 2012, EUR 239 million in 2013 and EUR 74 million in 2014)	(10)	840	2,426	2,708
Repurchase of preference shares	—	(119)	—	—
Purchases of treasury stock	(121)	(47)	(81)	(90)
Proceeds from sales of treasury stock	120	45	84	94
Acquisition of and increase of controlling interest in subsidiary companies	(38)	(8)	(278)	(310)
Sale of Real Estate accounted for as financing obligation	—	544	43	48
Deposits	(750)	(9,925)	(4,084)	(4,559)
Securities sold under agreements to repurchase	(194)	3,629	316	353
Other borrowed funds	1,101	15	509	568

Cash flows provided by /(used in) financing activities	(406)	(4,820)	197	221
Effect of exchange rate change on cash and due from banks	9	(102)	25	29
Net increase/(decrease) in cash and due from banks	438	(189)	759	847
Cash and due from banks at beginning of year	1,719	2,157	1,968	2,197

Cash and due from banks at end of year	2,157	1,968	2,727	3,044
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	124	203	139	155
Interest	2,625	2,101	1,910	2,132
Supplemental schedule of non cash investing and financing activities:
Share capital increase of EUR 271 million through share exchange (see Note 33)	—	271	—	—
Share capital increase of EUR 9,756 million out of which EUR 8,677 million through subscription in kind (see Note 33)	—	8,677	—	—
Acquisition of business (see Note 4)	—	462	—	—
Fair value of interest retained (49.00%) in the former subsidiary Cigna Finans Pension (see Note 4)	104	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank" or "NBG") is a commercial bank and was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and its subsidiaries (the "Group" or "NBG Group") provide a wide range of financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, Turkey, UK, South Eastern Europe which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as of December 31, 2014, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Thursday, April 30, 2015 which was EUR 0.8959 to USD 1.00 (EUR 0.8237 to USD 1.00 on December 31, 2014).

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

        The accounting records of the Group are maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Code for the Tax Recording of Transactions and the Bank of Greece regulations (collectively, Greek GAAP), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments are made, for financial reporting purposes, in order to comply with US GAAP.

        Going concern—As at December 31, 2014, NBG's collateralized funding from the European Central Bank ("ECB") amounted to EUR 14.2 billion of which NIL through Emergency Liquidity Assistance ("ELA"). This funding was collateralized in part by Greek government and Greek government-guaranteed bonds.

        As a result of the on-going negotiations between the new Greek government and the European Commission, the ECB and International Monetary Fund ("IMF") (collectively the "Institutions") towards reaching a permanent agreement, the ECB lifted the waiver on the eligibility of these bonds as collateral for ECB funding until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of EUR 6.4 billion occurred between January 1 and April 30, 2015. The crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

        As a result, although NBG's reliance on Eurosystem funding has decreased from EUR 34.7 billion in the second quarter of 2012, when it reached the highest amount, to EUR 20.7 billion at December 31, 2013 and to EUR 14.2 billion at December 31, 2014, as of April 30, 2015 it has increased again to EUR 24.8 billion, of which EUR 15.2 billion is provided through ELA. Furthermore, as of April 30, 2015, additional financial assets of cash value EUR 12.7 billion were available for further liquidity.

        From a capital adequacy perspective, following the two successful share capital increases in 2013 for EUR 9.8 billion and in 2014 for EUR 2.5 billion the Group's "Adjusted CET 1" ratio at December 31, 2014 was 13.6%, excluding the impact of Greek Law 4303/2014 ("DTC Law"), see Note 36. Moreover, the planned capital actions are expected to further increase the CET1 ratio.

        Furthermore, the Bank successfully passed the EU-wide Comprehensive Assessment including an Asset Quality Review ("AQR") and Stress Test. The Adverse Dynamic Balance Sheet stress test, which is based on the Bank's approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion. In addition, the Bank's Extraordinary General Meeting held on November 7, 2014 resolved to opt-in for the provisions of the DTC Law, which increases the capital surplus, under this scenario, by a further EUR 0.7 billion.

        The access to adequate funds depends to a large extent on to a new agreement to be reached between the Greek government and the Institutions. To this end the Eurogroup decided on February 20, 2015 to extend the Master Financial Assistance Facility Agreement ("MFFA") for Greece and the availability of EFSF funds for Greece (albeit transferred from HFSF to EFSF) by four months until June 2015, in order to allow time for an agreement to be negotiated and concluded by the so called "Brussels Group" comprising the above Institutions and representatives of European Supervisory Mechanism ("ESM")/EFSF.

        Going concern conclusion.    Management concluded that the Bank is going concern after considering (a) the Bank's capital ratios at December 31, 2014 above the thresholds required (see Note 36 to the U.S. GAAP Financial Statements), (b) its current access to the Eurosystem facilities and (c) the EUR 10.9 billion currently held by the ESM and available to be re-borrowed by the Hellenic Republic for the recapitalisation of the Greek banks (if needed).

        Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is limited and conditional on ECB approvals, there is a substantial doubt about the Group's ability to continue as a going concern which depends on whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities and whether the outflow of deposits will continue, that may adversely affect the Group's ability to continue as a going concern.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The resolution of this substantial doubt depends, among other factors, in an agreement between the Greek government and the Institutions, which results, for example, in the re-establishment of the waiver by the ECB to the use of Greek government and government-guaranteed bonds in the Eurosystem more broadly and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

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

        Subsequent events—All material events that occurred after the latest balance sheet date and before the financial statements were issued, have been either recognized or disclosed in the Notes to the consolidated financial statements.

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

        Securities: Trading, Available-for-Sale (AFS), Held-to-Maturity (HTM)—Debt securities are classified as trading, available-for-sale or held-to-maturity and equity securities are classified as trading or

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

available-for-sale, based on management's intention on the date of purchase. Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with realized and unrealized gains and losses included in net trading gain/(loss). All other debt and equity securities are classified as available for sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income/(loss) on a net of tax basis. Interest and dividends on securities, including amortization of premiums and accretion of discounts are included in interest income. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis determined using the average cost method at the individual security level. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in accumulated other comprehensive income/(loss) for available-for-sale securities, while such losses related to held-to-maturity securities are not recorded, as these investments are carried at their amortized cost (less any other-than-temporary impairment).

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

        Reclassifications between categories of investments—When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of investment securities classified in the trading category, the Group reclassifies such securities out of the trading category and into the held-to-maturity or available-for-sale categories, provided the securities meet definition of the respective category at the date of reclassification. Such reclassifications can occur only once, in response to a single rare event.

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

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as either hedging or as a freestanding derivative instrument. At December 31, 2014 and 2013 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading gain/(loss).

        All derivatives are recognized on the consolidated balance sheet at fair value, without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis. Derivatives are recorded as derivative assets or liabilities. The Group's Management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. These values also take into account the Group's own credit standing, thus the valuation of the derivative instruments includes the value of the net credit differential between the counterparties to the derivative contract.

        The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics and risks of the derivative are not clearly and closely related to the economic characteristics of the host contract.

        Offsetting—Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

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

  (iii)
  The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower's real estate property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

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

  (ii)
  Unsecured consumer, credit card and Small Business Lending ("SBL") exposures may not be written-off for accounting purposes even after a period of at least 5 years after the agreement is terminated.

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

        Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions, having taken into consideration the efforts and cost required.

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

        Coefficient analysis:    Most non-significant commercial loans are subject to coefficient analysis. A coefficient analysis is performed on commercial loans, for which no specific allowance is calculated, as described above and the related allowance is calculated using internal credit rating model. Individual loans are classified by the rating model into 22 risk categories, as described in the Corporate Credit Policy document. The rating class stems from the model algorithm taking into account both quantitative and qualitative factors like industry sector, payment history (including delinquency), capital structure etc. Each individual corporate customer is re-assessed at least once a year (and more frequently if necessary) and its rating may change based on the customer's financial position and prospects, qualitative criteria and current market conditions. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded. Our coefficient analysis for the commercial portfolio uses historical data to estimate the default rate assigned to each credit rating. Our rating model was first launched in the beginning of 2007. It was optimized for its use in Greece and validated and calibrated by an internationally recognized and independent advisor. Since then, it is monitored regularly by our Group Risk Management Division, following the Basel II guidelines on monitoring of rating models. The accuracy statistics has shown a slight deterioration in the predictive ability but still the model performs well within the accepted limits, so no change in criteria and weights was necessary. Loss rates are estimated at least annually as at the reporting date.

        Homogeneous analysis:    The allowance on certain homogeneous loan portfolios, which generally consist of mortgage loans, credit cards and other consumer loans in the consumer loans portfolio segment, and certain non-significant commercial loans is based on the valuation of aggregated portfolios of homogeneous loans, generally by loan type, products.

        Loss forecast models are utilized for portfolios of homogeneous loans which consider a variety of factors including, but not limited to, historical loss experience, defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. In addition, in calculating our homogeneous allowances for loan losses we consider the current economic conditions and trends and changes in lending policies and procedures (see Note 13). The period analyzed for the estimation of the loss rates takes into consideration the long recovery periods historically observed in Greece, and is six years for credit cards and consumer loans and over twelve years for mortgage loans. These longer recovery periods follow from Greek legislation and judicial system, as well as business practices.

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

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The Group has an option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. If, after assessing the totality of events or circumstances, the Group determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Group determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Group is required to perform the first step of the two-step goodwill impairment test. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets subject to amortization are amortized on a straight-line basis over the period benefited, using an estimated range of anticipated lives not exceeding a period of 20 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

        Premises and equipment—Premises and equipment, including buildings, are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

        Long-lived assets held for sale, including those that are to be disposed of, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is evaluated by determining if the expected undiscounted future cash flows of a long-lived asset are lower than its carrying value. If not recoverable, the Group recognizes an impairment loss for the difference between the carrying amount and the estimated fair value of the asset. The impairment loss, if any, is reflected in non-interest expense.

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

        The Group is deemed to have a controlling financial interest and is the primary beneficiary of a VIE if it has both the power to direct the activities that most significantly impact the VIE's economic success and a right to receive benefits or absorb losses of the entity that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE.

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

        For transfers of financial assets recorded as sales, the Group recognizes and initially measures at fair value all assets obtained (including beneficial interests) and liabilities incurred. The Group recognizes a gain or loss in net trading gain/(loss) for the difference between the carrying amount and the fair value of the assets sold.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Income taxes—Income taxes payable on profits, based on the applicable tax laws in each jurisdiction, are recognized as an expense in the period in which profits arise. The Group accounts for deferred income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.

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

        The Group does not recognize in its financial statements tax benefits for tax positions unless it has met the recognition and measurement principles contained in ASC 740 "Income taxes". A benefit can only be recognized if it is "more likely than not" that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. In this evaluation, the Group assumes that the position (1) will be examined by a taxing authority that has full knowledge of all relevant information and (2) will be resolved in the court of last resort. If the recognition threshold is not met, no benefit is recognized, even when the Group believes that a certain amount of benefit will ultimately be realized. Tax benefits for positions meeting the recognition criteria, are recognized in the financial statements in the amount that is at least more likely than not to be sustained upon settlement with the tax authorities. The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.

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

        The Group incurs costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts, including commissions and other incremental direct costs of contract acquisition, are capitalized recognized in other assets. All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred. Deferred acquisition costs are amortized over the terms of the insurance policies.

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

        Other assets and other liabilities—Other assets include, among other items, assets acquired through foreclosure proceedings, accounts receivable of non-financial services sector subsidiaries, deferred tax assets and taxes withheld.

        Other liabilities include, among other items, accrued expenses and deferred income, deferred tax liabilities, accrued interest and commissions, pension liabilities, dividends payable and other accounts payable.

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

        Discontinued operations—A discontinued operation is a component of the Group that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale. Discontinued operations are presented on the face of the consolidated statement of income and comprehensive income.

        Dividend policy—The Bank, on the basis of its statutory financial statements prepared in accordance with IFRS as endorsed by the European Union ("EU"), pays dividends out of:

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

        A majority representing at least 65% of the paid-up share capital may vote to waive this. The undistributed dividend (up to 35% minimum dividend) must then be transferred to a special reserve which must, within four years following the General Meeting of the Shareholders be distributed in the form of a stock dividend. Furthermore, a majority representing at least 70% of the Bank's paid-up capital may vote to waive this stock dividend.

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

        Normally, dividends are declared and paid in the year subsequent to the reporting period. Banks participating in the plan were allowed to distribute dividends, for 2010 and 2011, only in the form of shares; however, these could not be treasury shares, in accordance with Greek Law 3965/2011 and Greek Law 4063/2012, respectively. No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 26, 2014, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

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

        The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the consolidated balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is adjusted accordingly.

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

        Treasury stock—The Group's parent company's common stock, owned by the Group entities, is considered to be treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about these obligations. These amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position and results of operations.

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

        Additionally, the amendments in this Update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity (that is, irrespective of any retained investment) and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. These amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position and results of operations.

        In July 2013, the FASB issued ASU 2013-11 "Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry- forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists". An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carry- forward, except as follows. To the extent a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position and results of operations.

        In November 2014, the FASB issued ASU 2014-17 "Business Combinations (Topic 805), Pushdown Accounting". The amendments in this Update provide an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity's most recent change-in-control event. An election to apply pushdown accounting in a reporting period after the reporting period in which the change-in-control event occurred should be considered a change in accounting principle in accordance with Topic 250, Accounting Changes and Error Corrections. If pushdown accounting is applied to an individual change-in-control event, that election is irrevocable. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting. Effective immediately (November 18, 2014). The implementation of these amendments by the Group did not have impact on the Group's financial position and results of operations.

Recently issued accounting pronouncements

        In January 2014, the FASB issued ASU 2014-04 "Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure". The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. Under the modified retrospective transition method, an entity should apply the amendments in this Update by means of a cumulative-effect adjustment to

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

residential consumer mortgage loans and foreclosed residential real estate properties existing as of the beginning of the annual period for which the amendments are effective. Assets reclassified from real estate to loans as a result of adopting the amendments in this Update should be measured at the carrying value of the real estate at the date of adoption. Assets reclassified from loans to real estate as a result of adopting the amendments in this Update should be measured at the lower of the net amount of loan receivable or the real estate's fair value less costs to sell at the time of adoption. For prospective transition, an entity should apply the amendments in this Update to all instances of an entity receiving physical possession of residential real estate property collateralized by consumer mortgage loans that occur after the date of adoption. Early adoption is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.

        In August 2014, the FASB issued ASU 2014-14 "Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40) Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure". Under certain government-sponsored loan guarantee programs, qualifying creditors can extend mortgage loans to borrowers with a guarantee that entitles the creditor to recover all or a portion of the unpaid principal balance from the government if the borrower defaults.

        The amendments in this Update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure. (2) At the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim and (3) At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed.

        Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this Update are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.

        In April 2014, the FASB issued ASU 2014-08 "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". The amendments in this Update change the requirements for reporting discontinued operations in Subtopic 205-20. The amendments in this Update improve the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. Under U.S. GAAP, many disposals, some of which may be routine in nature and not a change in an entity's strategy, are reported in discontinued operations. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when any of the following occurs:

  1.
  The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  2.
  The component of an entity or group of components of an entity is disposed of by sale.

  3.
  The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

        The amendments in this Update are effective prospectively to both of the following:

  1.
  All disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years.

  2.
  All businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)". The guidance in this Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts).

        The guidance in this Update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this Update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

  Step 1:    Identify the contract(s) with a customer.

  Step 2:    Identify the performance obligations in the contract.

  Step 3:    Determine the transaction price.

  Step 4:    Allocate the transaction price to the performance obligations in the contract.

  Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation.

        The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. On April 29, 2015 FASB issued a proposed ASU with comments due on May 29, 2015 to defer for one year the effective date of the new revenue standard (ASU 2014-09) for public and non public entities reporting under U.S. GAAP. Early adoption would be permitted as of the original effective date in ASU 2014-09 (i.e. annual reporting beginning after December 15, 2016 including interim reporting periods within the annual periods). The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2014, the FASB issued ASU 2014-11 "Transfers and Servicing (Topic 860) Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures". The amendments in this Update require two accounting changes. First, the amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement.

        The amendments in this Update require disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. For those transactions outstanding at the reporting date, the transferor is required to disclose the following by type of transaction (for example, repurchase agreements, securities lending arrangements, and a sale with a total return swap):

  1.
  The carrying amount of assets derecognized as of the date of derecognition

  2.
  The amount of gross proceeds received by the transferor at the time of derecognition for the assets derecognized

  3.
  The information about the transferor's ongoing exposure to the economic return on the transferred financial assets

  4.
  The amounts that are reported in the statement of financial position arising from the transaction, such as those represented by derivative contracts.

        The amendments in this Update also require the following disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings:

  1.
  A disaggregation of the gross obligation by the class of collateral pledged

  2.
  The remaining contractual tenor of the agreements

  3.
  A discussion of the potential risks associated with the agreements and the related collateral pledged, including obligations arising from a decline in the fair value of the collateral pledged and how those risks are managed.

        The amendments in this Update are effective for the first interim or annual period beginning after December 15, 2014. The Group has not applied these amendments and has not yet determined their impact on the Group's disclosures.

        In August 2014, the FASB issued ASU 2014-13 "Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity". A reporting entity that consolidates a collateralized financing entity within the scope of this Update may elect to measure the financial assets and the financial liabilities of that collateralized financing entity using either the measurement alternative included in this Update or Topic 820 on fair value measurement. When the measurement alternative is not elected for a consolidated collateralized financing entity within the scope of this Update, the amendments clarify that (1) the fair value of the financial assets and the fair value of the financial liabilities of the consolidated collateralized financing entity should be measured using the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

requirements of Topic 820 and (2) any differences in the fair value of the financial assets and the fair value of the financial liabilities of that consolidated collateralized financing entity should be reflected in earnings and attributed to the reporting entity in the consolidated statement of income (loss). When a reporting entity elects the measurement alternative included in this Update for a collateralized financing entity, the reporting entity should measure both the financial assets and the financial liabilities of that collateralized financing entity in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. If the fair value of the financial assets of the collateralized financing entity is more observable, those financial assets should be measured at fair value and the financial liabilities should be measured in consolidation as (1) the sum of the fair value of the financial assets and the carrying value of any nonfinancial assets held temporarily, less (2) the sum of the fair value of any beneficial interests retained by the reporting entity (other than those that represent compensation for services) and the reporting entity's carrying value of any beneficial interests that represent compensation for services. The resulting amount should be allocated to the individual financial liabilities (other than the beneficial interests retained by the reporting entity) using a reasonable and consistent methodology. If the fair value of the financial liabilities of the collateralized financing entity is more observable, those financial liabilities should be measured at fair value and the financial assets should be measured in consolidation as (1) the sum of the fair value of the financial liabilities (other than the beneficial interests retained bythe reporting entity), the fair value of any beneficial interests retained by the reporting entity (other than those that represent compensation for services), and the reporting entity's carrying value of any beneficial interests that represent compensation for services, less (2) the carrying value of any nonfinancial assets held temporarily. The resulting amount should be allocated to the individual financial assets using a reasonable and consistent methodology. The amendments in this Update clarify that when the measurement alternative is elected, a reporting entity's consolidated net income (loss) should reflect the reporting entity's own economic interests in the collateralized financing entity, including (1) changes in the fair value of the beneficial interests retained by the reporting entity and (2) beneficial interests that represent compensation for services. Beneficial interests retained by the reporting entity that represent compensation for services (for example, management fees or servicing fees) and nonfinancial assets that are held temporarily by a collateralized financing entity should be measured in accordance with other applicable Topics. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early application is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.
        In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements—Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". The amendments in this Update require that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).

        Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial statements are available to be issued when applicable).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued). The term probable is used consistently with its use in Topic 450, Contingencies. When management identifies conditions or events that raise substantial doubt about an entity's ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate the substantial doubt. The mitigating effect of management's plans should be considered only to the extent that (1) it is probable that the plans will be effectively implemented and, if so, (2) it is probable that the plans will mitigate the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern.

        If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management's plans, the entity should disclose information that enables users of the financial statements to understand all of the following (or refer to similar information disclosed elsewhere in the footnotes):

  a.
  Principal conditions or events that raised substantial doubt about the entity's ability to continue as a going concern (before consideration of management's plans)

  b.
  Management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations

  c.
  Management's plans that alleviated substantial doubt about the entity's ability to continue as a going concern.

        If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, and substantial doubt is not alleviated after consideration of management's plans, an entity should include a statement in the footnotes indicating that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). Additionally, the entity should disclose information that enables users of the financial statements to understand all of the following:

  a.
  Principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern

  b.
  Management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations

  c.
  Management's plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern.

        The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's disclosures.

        In November 2014, the FASB issued ASU 2014-16 "Derivatives and Hedging (Topic 815)"

        Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity". The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. The amendments clarify how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features—including the embedded derivative feature being evaluated for bifurcation—in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

        In addition, the amendments in this Update clarify that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves (for example, contingent versus non-contingent, in-the-money versus out-of-the-money), (2) the circumstances under which the hybrid financial instrument was issued or acquired (for example, issuer-specific characteristics, such as whether the issuer is thinly capitalized or profitable and well-capitalized), and (3) the potential outcomes of the hybrid financial instrument (for example, the instrument may be settled by the issuer issuing a fixed number of shares, the instrument may be settled by the issuer transferring a specified amount of cash, or the instrument may remain legal-form equity), as well as the likelihood of those potential outcomes.

        The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.

        In January 2015, the FASB issued ASU No. 2015-1—"Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)".

        The objective of this Update is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The effective date is the same for both public business entities and all other entities. The Group has not applied these amendments and has not yet determined their impact on the presentation of the Group's results of operations and disclosures.

        In February 2015, the FASB issued ASU No. 2015-02—Consolidation (Topic 810)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments:

  1.
  Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities.

  2.
  Eliminate the presumption that a general partner should consolidate a limited partnership.

  3.
  Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.

  4.
  Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

        The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. A reporting entity also may apply the amendments retrospectively. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In April 2015, the FASB issued ASU No. 2015-03—"Interest—Imputation of Interest (Subtopic 835-30)".

        To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued.

        An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In April 2015, the FASB issued ASU No. 2015-04—"Compensation—Retirement Benefits (Topic 715)". The amendments in this Update provide a practical expedient for employers with fiscal year-ends that do not fall on a month-end by permitting those employers to measure defined benefit plan assets and obligations as of the month-end that is closest to the entity's fiscal year-end. For public business entities, the amendments in the ASU are effective for financial statements issued for fiscal

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

years beginning after December 15, 2015, and interim periods within those fiscal years. This ASU is not applicable and will have no effect the Group.

        In April 2015, the FASB issued ASU No. 2015-05—"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)". The objective of the amendments in this Update is to address the concerns of stakeholders that the lack of guidance about a customer's accounting for fees in a cloud computing arrangement leads to unnecessary cost and complexity when evaluating the accounting for those fees, as well as some diversity in practice. The amendments in this Update will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software.

        The amendments will be effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In May 2015, the FASB issued Accounting Standards Update No. 2015-07—Fair Value Measurement (Topic 820). Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date.

        To address the diversity in practice related to how certain investments measured at net asset value with future redemption dates are categorized, the amendments in this Update remove the requirement to categorize investments for which fair values are measured using the net asset value per share practical expedient. It also limits disclosures to investments for which the entity has elected to measure the fair value using the practical expedient.

        This Accounting Standards Update is the final version of Proposed Accounting Standards Update EITF-14B—Fair Value Measurement—Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (Topic 820), which has been deleted.

        The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity's financial statements. Earlier application is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In May 2015, the FASB issued Accounting Standards Update No. 2015-08—Business Combinations (Topic 805). This Accounting Standards Update amends various SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 115. This ASU is applicable to all entities and is effective upon issuance (issuance date May 8, 2015).

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  a)
  Following the preliminary agreement dated September 30, 2014 with "Sterling Properties Bulgaria EOOD", member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on February 27, 2015, acquired the 100.00% of the share capital of the newly established company "PLAZA WEST A.D.", which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price, as determined by an independent appraiser, amounted to EUR 11 million and paid in cash;

  b)
  On September 26, 2014 NBG acquired the 5.00% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from International Finance Corporation ("IFC") pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated March 29, 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement. After this transaction the Group owns 99.81% of the entity;

  c)
  On September 23, 2014 NBG disposed of its 100.00% subsidiary "ANTHOS PROPERTIES" S.A.

  d)
  On August 12, 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG REAL ESTATE REIC ("MIGRE") which represented 82.81% of MIGRE's total paid-up share capital and voting rights. The consideration transferred amounted to EUR 33 million which consisted of cash of EUR 12 million and of 3,348,651 new redeemable common shares issued by NBG Pangaea REIC of fair value EUR 21 million. The following table summarises the fair value of assets and liabilities acquired of MIGRE as of the date of acquisition.

MIG REAL ESTATE REIC	August 12, 2014 (EUR in millions)
ASSETS
Due from banks	3
Premises	52
Other assets	2

Total assets	57

LIABILITIES
Other borrowed funds	12
Other liabilities	2

Total liabilities	14

Net assets	43
Proportionate share of non controlling interests	7

Source: Unaudited Financial Information

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    On October 22, 2014, NBG Pangaea REIC completed its mandatory tender offer to the shareholders of MIGRE, and acquired 1,951,053 shares (13.86%) of MIGRE's share capital at 3.10 Euro per share, increasing its stake in MIGRE to 96.67%. Because NBG Pangaea REIC held shares representing at least 90.00% of the voting rights of MIGRE after completion of the mandatory tender offer, NBG Pangaea REIC was required, pursuant to Article 28 of the Law 3461/2006 in conjunction with the Decision with No. 1/409/29.12.2006 of the Board of Hellenic Capital Market Committee, to acquire all the shares that were offered by the shareholders that did not initially accept the mandatory tender offer within a period of three months from the publication of the results of the mandatory tender offer (i.e. until January 27, 2015) at a price of EUR 3.10 per share (exit right). Following that, the stake in MIGRE increased to 96.94% (stake in MIGRE as of December 31, 2014: 96.90%).

  e)
  On April 24, 2014, the dissolution of our 100.00% subsidiary, CPT Investments Ltd was completed.

  f)
  On April 24, 2014 the Bank disposed of its participation (35.00%) in the equity method investment "AKTOR FACILITY MANAGEMENT S.A." for a consideration of EUR 1 million.

  g)
  On March 20, 2014, NBG Pangaea REIC acquired 100.00% of mutual fund "Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati" (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of the acquisition amounted to EUR 38 million of which EUR 37 million was paid in cash and EUR 1 million was recognised as payable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

        The following table summarises the fair value of assets and liabilities acquired of Picasso—Fondo as of the date of acquisition which is March 20, 2014.

Picasso	March 20, 2014 (EUR in millions)
ASSETS
Due from banks	1
Premises	76
Other assets	2

Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2

Total liabilities	40

Net assets	39

Source: Unaudited Financial Information

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  h)
  On November 25, 2013, the Bank, after obtaining the consent of the HFSF and approval by the European Commission's Directorate General for Competition, agreed with Invel Real Estate (Netherlands) II BV to transfer a 66.00% participation interest out of the 100.00% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of EUR 653 million, of which EUR 74 million relates to contribution in kind (property of fair value EUR 68 million and receivables of fair value EUR 6 million). The majority of the properties held by NBG Pangaea REIC are leased by NBG.

  On December 30, 2013, after obtaining the approval of all regulatory authorities (including HCMC & HFSF), the above transaction was completed. NBG retains a 34.00% stake in NBG Pangaea REIC however; following the accounting guidance of ASC 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ASC 360-20 "Real Estate Sales" continues to consolidate NBG Pangaea REIC and did not recognize any profit on the sale of 66.00% to Invel.

  i)
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

  j)
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

        As the Bank acquired Probank's and FBB's network of 112 and 19 branches, respectively, with the personnel and operations, that is customers transactions, deposits and loans, each transaction is considered as an acquisition of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of ASC 805 "Business combinations".

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The following tables summarise the fair value of assets acquired, liabilities assumed, as determined by the Bank, and the non-controlling interest at the acquisition date of Probank and FBB:

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

  k)
  On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of 2.22 Euro per share, issued by Eurobank Ergasias S.A. ("Eurobank") at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Market Committee ("HCMC") on January 10, 2013 and completed on February 15, 2013. As of the date of completion of the Tender Offer on February 15, 2013, 84.4% of Eurobank's shareholders had tendered their shares pursuant to the Tender Offer. As a result 271 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to EUR 273 million and was based on the closing price of NBG's share on the Athens Exchange ("ATHEX") on February 15, 2013. The related acquisition costs amounted to EUR 17 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    The recapitalization of Eurobank through the Hellenic Financial Stability Fund ("HFSF") completed on May 31, 2013, led to the Bank's shareholding in Eurobank being reduced to 1.21%, with the HFSF having full voting rights for the Eurobank shares it acquired.

        As a result of the above, the Bank's investment in Eurobank was accounted for as AFS investment. The fair value of the investment in Eurobank immediately after recapitalization amounted to EUR 181 million and was the initial balance of Eurobank as an AFS investment. The difference between the initial balance of Eurobank as an AFS investment and the fair value of NBG shares issued to acquire Eurobank amounted to loss of EUR 92 million and was recognised in the consolidated statement of income and comprehensive income within the "Other-Than-Temporary-Impairment (of which NIL was recognised in OCI)" line item. The subsequent decrease in the fair value of the investment in Eurobank amounted to EUR 173 million and has also been recognized in the income statement as OTTI as of December 31,2013.

  l)
  On February 15, 2013 NBG Pangaea REIC acquired 100.00% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29,900 sq.m. on a plot of total area 35,670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to EUR 56 million in cash. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of business of NBG Pangaea REIC in order to increase its presence in the real estate market.

        The following table summarises the fair value of assets and liabilities of KARELA S.A. as of the date of acquisition which is February 15, 2013.

KARELA S.A.	February 15, 2013 (EUR in millions)
ASSETS
Due from banks	3
Premises	122
Other assets	1

Total assets	126

LIABILITIES
Other borrowed funds and Long-term debt	55
Derivative financial instruments	4
Other liabilities	10

Total liabilities	69

Net assets	57

Source: Unaudited Financial Information

  m)
  During 2012, Finansbank acquired 32.86% of Finans Investment Trust for total consideration of TRY 6 million. After this transaction the Group owns 83.25% of the entity.

  n)
  During 2012, Finansbank acquired 4.61% of Finans Leasing for total consideration of TRY 22 million. After this transaction the Group owns 95.33% of the entity;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  o)
  On November 9, 2012, the disposal of 51.00% of shares of Cigna Finans Pension was finalized, a subsidiary of Finansbank, to Cigna Nederland Gamma B.V. for a cash consideration of TRY 203 million. Finansbank retained the remaining 49.00% and it was agreed to operate Cigna Finans Pension through a formation of a 51.00% / 49.00% Joint Venture. The total consideration received and the gain on disposal of Cigna Finans Pension are analyzed as follows:

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

        The portion of the gain related to the remeasurement of the investment retained in the former subsidiary amounted to EUR 89 million and was determined as follows:

(EUR in millions)
Fair value of interest retained (49.00%)	104
Less: 49.00% of net assets derecognized (30 × 49.00%)	(15)

Portion of gain	89

        The fair value of the 49.00% interest retained in Cigna Finans Pension, was determined by reference to the cash consideration received for the 51.00% disposed of, taking also into consideration the fact that Finansbank is entitled to dividends from Cigna Finans Pension in excess of its 49.00% shareholding, provided certain performance thresholds are achieved.

  p)
  On March 15, 2012, the Bank acquired 10.21% of Banca Romaneasca from European Bank for Reconstruction and Development ("EBRD") through put and call arrangements as provided for in the 2005 shareholders agreement, between the Bank and EBRD. The total consideration paid amounted to EUR 26 million. After this transaction the Group owns 99.28% of the entity;

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The schedule below presents the effect of changes in NBG Group's ownership interest in its subsidiaries on NBG Group's equity at December 31, comprised:

	2012	2013	2014
	(EUR in milions)
Net income / (loss) attributable to NBG shareholders	(2,537)	37	(2,477)

Transfers (to) / from the non-controlling interest
Decrease in NBG's paid-in-capital for purchase of 5.00% of Finansbank	—	—	(46)
Decrease in NBG's paid-in-capital for purchase of 10.21% of Banca Romaneasca	(7)	—	—
Increase / (decrease) in NBG's paid-in-capital due to minor changes in participations in other subsidiaries	(3)	—	—

Net transfers to / from non-controlling interest	(10)	—	(46)

Change from net income attributable to NBG shareholders and transfers (to) / from non-controlling interest	(2,547)	37	(2,523)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2013	2014
	(EUR in millions)
Current accounts with banks	374	505
Cash and similar items	1,205	1,246
Current account with central bank	355	966
Other	34	10

Total	1,968	2,727

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits equal to 1% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB at 0.05% as at December 31, 2014 while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has sold or re-pledged as at December 31, 2013 and 2014, EUR 72 million and NIL, respectively, of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2013	2014
	(EUR in millions)
Placements in EUR	3,013	2,367
Placements in other currencies	320	409

Total	3,333	2,776

Maturity analysis:
Up to 3 months	2,907	2,341
From 3 months to 1 year	9	16
Over 1 year	417	419

Total	3,333	2,776

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2013	2014
	(EUR in millions)
Debt securities issued by other governments and public sector entities	455	364
Greek treasury bills	2,086	1,799
Foreign treasury bills	126	133
Debt securities issued by Greek financial institutions	—	2
Debt securities issued by foreign financial institutions	342	55
Corporate debt securities issued by Greek companies	20	31
Corporate debt securities issued by foreign companies	13	9
Equity securities issued by Greek companies	26	2
Equity securities issued by foreign companies	7	7
Mutual fund units	7	3

Total	3,082	2,405

        Net unrealized losses on trading assets (debt and equity) of EUR 60 million, EUR 126 million and EUR 13 million were included in net trading gains/(loss) during 2012, 2013 and 2014, respectively.

        Trading assets include securities that are pledged as collateral of EUR 2,470 million and EUR 931 million as at December 31, 2013 and 2014, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES

        Derivative instruments that the Group may use as part of its interest rate risk management strategy include interest rate swaps, interest rate floors, interest rate caps, forward rate agreements and options. Interest rate swap contracts are exchanges of interest payments, such as fixed-rate payments for floating-rate payments, based on a stated notional amount and maturity date. Interest rate floors protect against declining rates, while interest rate caps protect against rising interest rates. Forward rate agreements are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Options provide the purchaser with the right, but not the obligation, to purchase or sell a contracted item during a specified period at an agreed upon price.

        Foreign currency volatility occurs as the Group enters into transactions involving certain assets and liabilities denominated in foreign currencies, as well as a result of the Group's international operations, particularly of Finansbank in Turkey. Derivative instruments that the Group may use to economically hedge these foreign denominated assets and liabilities include foreign exchange swaps and outright foreign exchange forwards. The Group closely monitors its exposure to the Turkish lira arising from the net investment in Finansbank and when necessary it engages in foreign exchange swaps and other economic hedging transactions in order to reduce the volatility in the Group's equity arising on the translation of Finansbank's net assets from TRY to EUR.

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts (which include the maximum exposure to credit risk) at December 31, 2013 and 2014 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held.

Derivative Assets(1)

	2013		2014
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	8,432	1,092	8,794	1,180
Financial futures	864	1	395	3
Foreign exchange swaps	1,085	13	3,980	54
Forward rate agreements	4	3	148	4
Interest rate swaps	20,686	2,351	19,975	4,481
Options	6,105	128	6,216	174
Outright foreign exchange forwards	765	39	1,103	25
Other	3,703	44	3,158	22

Total	41,644	3,671	43,769	5,943

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Derivative Liabilities(1)

	2013		2014
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	4,561	319	7,437	585
Financial futures	185	4	992	1
Foreign exchange swaps	3,783	108	3,258	53
Forward rate agreements	35	—	80	—
Interest rate swaps	21,719	2,473	22,069	5,375
Options	2,342	88	4,364	219
Outright foreign exchange forwards	667	37	1,426	26
Credit Derivatives	322	3	322	4

Total	33,614	3,032	39,948	6,263

(1)
Includes both long and short derivative positions.

        Credit derivative liabilities at December 31, 2013 and December 31, 2014 relate to a guarantee for the non-payment risk of the Hellenic Republic.

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading gain / (loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2012, 2013 and 2014 and are analyzed as follows:

	2012	2013	2014
	Net gain/(losses)	Net gain/(losses)	Net gain/(losses)
	(EUR in millions)
Interest rate swaps and cross currency interest rate swaps	(945)	697	(1,573)
Financial futures	(76)	(9)	(38)
Foreign exchange swaps	(42)	(34)	205
Forward rate agreements	(3)	(1)	—
Options	(6)	68	(33)
Outright foreign exchange forwards	(68)	(71)	126
Credit Derivatives	(26)	24	(2)
Other	25	(30)	(8)

Total	(1,141)	644	(1,323)

        Occasionally, the Group uses credit derivatives such as Credit Default Swaps ("CDS") and total return swaps in managing risks of the Group's bond portfolio and other cash instruments. CDS contracts are governed by standard International Swaps and Derivatives Association, Inc. ("ISDA") documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of the reference entity to meeting contractual obligations and debt restructuring of the reference entity. These triggers also apply to credit default protection sold. The Group uses credit derivatives to mitigate borrower-specific exposure as

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

part of the Group's portfolio risk management techniques. The credit, legal and other risks associated with these transactions are controlled through well established procedures. The Group's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Group has credit exposure. As at December 31, 2013 and 2014, the potential maximum loss for the credit contracts sold amounted to EUR 693 million and EUR 457 million against which the Group held cash collateral equal to NIL and NIL respectively. As at December 31, 2014, credit contracts sold comprise of a written guarantee of EUR 322 million with respect to the non-payment risk of the Hellenic Republic. The Management of the Bank believes the probability of the respective contract on which the Group provides protection will default is remote. Therefore, the disclosed notional amount overstates the Group's realistic exposure. As at December 31, 2014, the fair value of the respective derivative liability amounted to EUR 4 million with a remaining time to maturity of around 25 years.

        As at December 31, 2013 and 2014, "Other" under derivative assets includes a warrant instrument linked to Greek GDP that was received in the context of the PSI (see Note 11). The fair value of the respective instrument at December 31, 2013 and 2014, amounted to EUR 41 million and EUR 20 million and corresponded to an outstanding notional amount of EUR 3.5 billion and EUR 2.9 billion respectively. The holders of the specific instrument are not entitled to receive principal whereas any payments, made on October 15 of every year, starting from 2015 with the final payment date in 2042, are contingent upon and determined on the basis of the performance of the GDP of the Hellenic Republic. Payments cannot exceed 1% of the notional held for any reference date.

        Cash inflows and outflows related to derivative instruments are included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2012, 2013, and 2014.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2012, 2013 and 2014 amounted to a cumulative gain of EUR 77 million, EUR 30 million and EUR 81 million, respectively. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, apart from the Hellenic Republic, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

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

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2013 and at December 31, 2014, the Group held cash and securities collateral of EUR 941 million and EUR 1,351 million and posted cash and securities collateral of EUR 1,447 million and EUR 1,590 million in the normal course of business under derivative agreements.

        In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2014, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin basis, the additional amount that would be required to settle the position is a two day change in the mark to market of the instrument which as of December 31, 2013 and 2014, amounted to EUR 7 million and EUR 17 million, respectively.

NOTE 11:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	1,843	120	—	1,963
Debt securities issued by other governments and public sector entities	2,710	34	(88)	2,656
Greek treasury bills	157	—	—	157
Foreign treasury bills	340	—	—	340
Debt securities issued by companies incorporated in Greece	416	27	(34)	409
Debt securities issued by companies incorporated outside Greece	463	18	(20)	461
Equity securities issued by companies incorporated in Greece	73	35	(1)	107
Equity securities issued by companies incorporated outside Greece	9	10	—	19
Mutual Fund units	242	32	(1)	273

Total available-for-sale securities	6,253	276	(144)	6,385

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	802	46	(111)	737
Debt securities issued by other governments and public sector entities	2,919	115	(13)	3,021
Greek treasury bills	168	—	—	168
Foreign treasury bills	270	—	(1)	269
Debt securities issued by companies incorporated in Greece	398	31	(27)	402
Debt securities issued by companies incorporated outside Greece	328	15	(13)	330
Equity securities issued by companies incorporated in Greece	35	9	(3)	41
Equity securities issued by companies incorporated outside Greece	8	11	—	19
Mutual Fund units	215	6	(5)	216

Total available-for-sale securities	5,143	233	(173)	5,203

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2014. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2014
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Greek government bonds	501	(111)	—	—	501	(111)
Debt securities issued by other governments and public sector entities	338	(2)	384	(11)	722	(13)
Greek treasury bills	169	—	—	—	169	—
Foreign treasury bills	43	(1)	—	—	43	(1)
Debt securities issued by companies incorporated in Greece	72	(4)	105	(23)	177	(27)
Debt securities issued by companies incorporated outside Greece	10	(2)	105	(11)	115	(13)
Equity securities issued by companies incorporated in Greece	9	(3)	2	—	11	(3)
Mutual Fund units	67	(5)	1	—	68	(5)

Total available-for-sale securities	1,209	(128)	597	(45)	1,806	(173)

        The scheduled maturities of available-for-sale securities at December 31, 2013 and 2014 were as follows:

	2013		2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	2,502	2,547	989	1,008
Due from one to five years	1,800	1,817	1,781	1,694
Due from five to ten years	974	939	1,349	1,388
Due after ten years	653	683	766	837

Total debt securities	5,929	5,986	4,885	4,927
Equity securities and mutual fund units	324	399	258	276

Total	6,253	6,385	5,143	5,203

        Available for sale securities include securities that are pledged as collateral of EUR 3,229 million and EUR 1,621 million as at December 31, 2013 and 2014, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following tables present the net gains / (losses) on available-for-sale securities and OTTI on available-for-sale and held-to-maturity securities for 2012, 2013 and 2014.

	2012	2013	2014
	(EUR in millions)
Gross realized gains on sales of available for sale securities
Greek government bonds	382	12	17
Debt securities issued by other governments and public sector entities	31	72	13
Corporate debt securities	8	109	15
Equity securities	2	57	30
Mutual fund units	15	49	39

Total gross realized gains on sales of available for sale securities	438	299	114

Gross realized losses on sales of available for sale securities
Greek government bonds	(73)	(3)	(8)
Debt securities issued by other governments and public sector entities	(11)	(3)	(3)
Corporate debt securities	—	(15)	—
Equity securities	(1)	(23)	(3)
Mutual fund units	(3)	(5)	—

Total gross realized losses on sales of available for sale securities	(88)	(49)	(14)

Net realized gains / (losses) on sales of available for sale securities	350	250	100

Other-Than-Temporary-Impairment
OTTI of Greek government bonds	(378)	—	—
Debt securities issued by other governments and public sector entities	(6)	—	—
Corporate debt securities	(10)	(11)	(1)
Equity securities	(16)	(274)	(5)

Total Other-Than-Temporary-Impairment	(410)	(285)	(6)

Net gains / (losses) on available for sale and held to maturity securities	(60)	(35)	94

        Other than temporary impairment charges for 2012 included charges related to Greek government bonds eligible for the PSI of EUR 352 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their fair values at December 31, comprised:

	2013
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	67	65	—	132
Debt securities issued by other governments and public sector entities	10,064	102	(57)	10,109
Debt securities issued by financial institutions incorporated outside Greece	110	2	—	112
Debt securities issued by companies incorporated outside Greece	10	—	—	10
Foreign treasury bills	109	—	—	109

Total held-to-maturity securities	10,360	169	(57)	10,472

	2014
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	73	55	—	128
Debt securities issued by other governments and public entities	10,269	260	—	10,529
Debt securities issued by financial institutions incorporated outside Greece	193	8	—	201
Debt securities issued by companies incorporated outside Greece	11	1	—	12
Foreign treasury bills	99	—	—	99

Total held-to-maturity securities	10,645	324	—	10,969

        Held-to-maturity Debt securities issued by other governments and public entities include EUR 9,091 million EFSF bonds, received from the HFSF for the Bank's recapitalization in June 2013 and to cover the funding gap from the acquisition of FBB (see Note 4). The Bank is not allowed to sell these bonds, but the Bank is allowed to use them as collateral for repo financing from the Eurosystem or other market counterparties.

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

	2013
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
	(EUR in millions)
Held to maturity investments in unrecognised loss position
Debt securities issued by other governments and public sector entities	687	(57)	—	—	687	(57)

Total held to maturity investments	687	(57)	—	—	687	(57)

        There are no unrecognized losses of held-to-maturity securities as at December 31, 2014.

        The scheduled maturities of held-to-maturity securities at December 31, 2013 and 2014 were as follows:

	2013		2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	110	110	277	276
Due from one to five years	1,821	1,812	3,345	3,391
Due from five to ten years	7,897	7,954	6,935	7,164
Due after ten years	532	596	88	138

Total	10,360	10,472	10,645	10,969

        Held to maturity securities include securities that are pledged as collateral of EUR 9,723 million and EUR 9,440 million as at December 31, 2013 and 2014, respectively.

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

        For debt securities OTTI charges were recognised mainly in relation to all the bonds held that are issued by the Bank of Cyprus and Cyprus Popular Bank of to EUR 6 million because, as at December 31, 2013, the Group considered that a credit loss existed with respect to these securities due to the financial difficulties faced by the issuers.

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

OTTI charges for available-for-sale and held-to-maturity securities in 2014

        During 2014 the Group recognized OTTI charges of its equity securities held with significant and prolonged unrealized losses. In particular, the Group recognized OTTI charges of EUR 5 million for all equity securities for which an OTTI was recognized in previous periods and, as at December 31, 2014, were in an unrealized loss position.

        For corporate debt securities OTTI charges of EUR 1 million were recognised in relation to a security, for which the Group considered that a credit loss existed, with respect to such security, due to the financial difficulties faced by the issuer.

        With respect to the unrealized losses of EUR 111 million for less than a year on Greek government bonds, we did not recognize any OTTI because we have concluded that the unrealized or unrecognized losses are not other-than-temporary. To arrive at this conclusion the Group considered that it neither intends nor expects it will be required to sell these securities before the recovery of their amortized cost basis, and no credit loss event has occurred, as evidenced by the fact that the issuer is meeting the contractual obligations to the IMF and other debtors.

        With respect to debt securities issued by other governments and public sector entities the unrealized losses over one year of EUR 11 million relate to debt securities issued by the Republic of Turkey, held by our subsidiary in Turkey, Finansbank. We consider the unrealized losses insignificant, as they represent on average only 3.1% of the corresponding amortized cost basis and that the Republic of Turkey will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2014.

        With respect to corporate securities issued by companies incorporated in Greece the unrealized losses over one year of EUR 23 million relate to debt securities issued mainly by Greek banks. We consider that these banks will continue to pay in accordance with the contractual terms, the unrealized losses have decreased compared to December 31, 2013 and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2014. A key factor considered in this assessment was the successful completion of the share capital increases performed by Piraeus Bank and Alpha Bank in April, 2014 and of Eurobank in May, 2014.

        With respect to corporate securities issued by companies incorporated outside Greece the unrealized losses over one year of EUR 11 million relate to debt securities issued mainly by major European and American banks and insurance companies. We consider that these banks and insurance companies will continue to pay in accordance with the contractual terms and as such an other-than-temporary-impairment was not considered necessary as at December 31, 2014.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2012	2013	2014
	(EUR in millions)
Equity method investments	188	152	160
Revenue	176	137	247
Gross profit	74	79	67
Net earnings	29	2	8
Group's equity in net earnings	15	(1)	8
Dividends received by the Group	2	30	6
Balance Sheet data as at December 31
Current assets	222	516	198
Non-current assets	301	238	242
Current liabilities	101	429	96
Non-current liabilities	250	192	204
Net assets	171	133	140
Group's equity in net assets	79	57	61

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2013 and 2014 comprised:

	2013			2014
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)
Consumer:
Residential mortgages	17,720	3,889	21,609	17,458	3,679	21,137
Credit card	1,381	4,244	5,625	1,317	3,526	4,843
Auto financing	138	62	200	88	39	127
Other consumer	4,694	3,680	8,374	4,207	4,281	8,488

Total consumer	23,933	11,875	35,808	23,070	11,525	34,595

Commercial:
Industry and mining	4,725	2,322	7,047	5,217	2,894	8,111
Small scale industry	2,123	1,721	3,844	1,929	2,502	4,431
Trade	7,562	3,722	11,284	7,425	5,299	12,724
Construction	1,082	1,999	3,081	1,098	2,103	3,201
Tourism	612	348	960	607	508	1,115
Shipping and transportation	2,174	786	2,960	2,437	852	3,289
Commercial mortgages	579	262	841	529	228	757
Public sector	5,848	252	6,100	5,390	232	5,622
Other	655	858	1,513	600	689	1,289

Total commercial	25,360	12,270	37,630	25,232	15,307	40,539

Total loans	49,293	24,145	73,438	48,302	26,832	75,134
Unearned income	(48)	(155)	(203)	(67)	(159)	(226)

Loans, net of unearned income	49,245	23,990	73,235	48,235	26,673	74,908
Less: Allowance for loan losses	(6,211)	(1,540)	(7,751)	(7,788)	(1,704)	(9,492)

Net Loans	43,034	22,450	65,484	40,447	24,969	65,416

        Included in the above table for 2013 and 2014 are loans that are economically hedged for interest rate risk, for which the Group elected the fair value option. The fair value and outstanding principal balance of these loans at December 31, 2014 was EUR 42 million and EUR 41 million respectively (EUR 76 million and EUR 75 million respectively at December 31, 2013). Net gains / (losses) resulting from changes in the fair value of these loans of EUR (12) million and NIL in 2013 and 2014 respectively were recorded in net interest income before provision for loan losses.

        Also, included in the above tables are loans for lease financing amounting to EUR 1,524 million and EUR 1,564 million in 2013 and 2014 respectively.

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

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2013 and 2014:

	December 31, 2013
							Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	(EUR in millions)
Greek
Residential mortgages	1,039	4,770	5,809	11,911	—	17,720	466	5,808
Credit card	35	678	713	668	—	1,381	17	661
Other consumer	253	2,337	2,590	2,242	—	4,832	52	2,822
Small business loans	152	2,000	2,152	1,995	—	4,147	—	2,335
Other commercial loans	631	3,243	3,874	17,339	—	21,213	48	4,266

Total Greek loans	2,110	13,028	15,138	34,155	—	49,293	583	15,892

Foreign
Residential mortgages	181	209	390	3,423	76	3,889	—	248
Credit card	118	409	527	3,717	—	4,244	—	728
Other consumer	152	480	632	3,110	—	3,742	—	572
Small business loans	100	565	665	2,482	—	3,147	2	634
Other commercial loans	132	1,217	1,349	7,774	—	9,123	8	1,499

Total Foreign loans	683	2,880	3,563	20,506	76	24,145	10	3,681

Total loans	2,793	15,908	18,701	54,661	76	73,438	593	19,573

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2014
							Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	(EUR in millions)
Greek
Residential mortgages	779	5,227	6,006	11,452	—	17,458	257	6,346
Credit card	27	729	756	561	—	1,317	8	720
Other consumer	163	2,289	2,452	1,843	—	4,295	—	2,638
Small business loans	65	2,183	2,248	1,719	—	3,967	—	2,491
Other commercial loans	277	3,618	3,895	17,370	—	21,265	40	4,410

Total Greek loans	1,311	14,046	15,357	32,945	—	48,302	305	16,605

Foreign
Residential mortgages	171	215	386	3,250	43	3,679	2	255
Credit card	116	371	487	3,039	—	3,526	—	496
Other consumer	170	467	637	3,683	—	4,320	—	508
Small business loans	106	600	706	3,027	—	3,733	—	645
Other commercial loans	146	1,214	1,360	10,214	—	11,574	3	1,535

Total Foreign loans	709	2,867	3,576	23,213	43	26,832	5	3,439

Total loans	2,020	16,913	18,933	56,158	43	75,134	310	20,044

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2013 and 2014:

	December 31, 2013			December 31, 2014
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in millions)			(EUR in millions)
Greek
Satisfactory	651	9,802	10,453	573	7,555	8,128
Watchlist	1,300	7,698	8,998	382	9,777	10,159
Substandard	2,196	3,713	5,909	3,013	3,932	6,945

	4,147	21,213	25,360	3,968	21,264	25,232

Foreign
Satisfactory	2,054	7,047	9,101	2,356	9,394	11,750
Watchlist	472	1,241	1,713	590	1,089	1,679
Substandard	621	835	1,456	787	1,091	1,878

	3,147	9,123	12,270	3,733	11,574	15,307

Total	7,294	30,336	37,630	7,701	32,838	40,539

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the years ended December 31, 2013 and 2014:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2014
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	603	—	467	6	6
Other consumer loans	223	—	239	9	9
Small business loans	214	—	140	1	1
Other commercial loans	403	—	557	4	4
With related allowance:
Residential mortgages	6,708	(1,238)	6,775	34	30
Credit cards	729	(644)	703	—	—
Other consumer loans	2,665	(1,942)	2,771	24	23
Small business loans	2,411	(1,413)	2,403	21	7
Other commercial loans	4,705	(2,413)	3,769	81	33

Total Greek impaired loans	18,661	(7,650)	17,824	180	113

Foreign
With no related allowance:
Residential mortgages	5	—	9	—	—
Credit cards	56	—	117	1	—
Other consumer loans	32	—	36	1	—
Small business loans	16	—	21	—	—
Other commercial loans	152	—	260	8	—
With related allowance:
Residential mortgages	366	(82)	373	7	—
Credit cards	437	(257)	399	1	14
Other consumer loans	492	(332)	543	38	13
Small business loans	693	(329)	565	18	—
Other commercial loans	1,719	(584)	1,548	12	10

Total Foreign impaired loans	3,968	(1,584)	3,871	86	37

	2012	2013	2014
	(EUR in millions)
Average recorded investment in impaired loans	20,653	22,995	21,695
Interest income recognized on a cash basis	172	161	150

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended, December 31, 2013 and 2014:

	2013	2014
	(EUR in millions)
Opening balance as of January 1,	23,324	22,132
Impaired loans acquired	660	—
Impaired loans in the period	5,708	4,585
Loans transferred to non-impaired status	(5,785)	(2,975)
Impaired loans paid-off	(948)	(799)
Sale of impaired loans	(216)	(331)
Impaired loans written-off	(249)	(39)
Foreign exchange differences	(362)	56

Closing balance as of December 31,	22,132	22,629

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

Purchased Loans at Acquisition Date

(EUR in millions)
Contractually required payments including interest	1.508
Less: Non-accretable difference	670
Cash flows expected to be collected	838
Less: Accreable yield	178

Fair Value of loans acquired	660

        The table below shows activity for the accretable yield on PCI loans, which includes the FBB and Probank portfolio.

Rollforward of Accretable Yield

(EUR in millions)
Additions	178
Accretion	(13)

Accretable yield December 31, 2013	165

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2014	165
Accretion	(26)

Accretable yield December 31, 2014	139

Troubled Debt Restructurings

        Modifications are considered TDRs if, for economic or legal reasons related to the debtor's financial difficulties, a concession is granted to the customer that the Group would not otherwise consider. The concession granted typically involves a modification of terms such as the modification of the stated interest, or reduction of principal of the loan, or reduction of interest accrued off-balance sheet or the extension of maturity at stated interest rate lower than the current market rate for a new loan with similar risk.

        During 2014, the Group revised its estimates regarding the triggers used to determine whether an exposure is TDR. More specifically, the Group updated the criteria applied in order to estimate if a borrower is in financial difficulty or not, taking into consideration the credit quality indicators of its loans' portfolio i.e. the delinquency status of its consumer segment and the delinquency status and credit rating for its commercial segment. As a result TDR balances presented in the disclosures "financing receivables modified as troubled debt restructuring during the period" and "troubled debt restructuring by modification programs" are lower than those reported in 2013.

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

        For SBL customers, the restructuring product generally includes the granting of a grace period of up to 24 months during which the customer pays only interest, the extension of the maturity of the loan up to 20 years and the option to the customer to make a down payment, which if the loan is repaid in accordance with the renegotiated terms will be returned as a discount or the application of lower interest rate in case the customer provides new collaterals. In addition, restructuring over restructuring ("R-O-R") programs are addressed to those customers having difficulty in servicing their restructured loans.

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

        Typically, allowance for loan loss for TDR Consumer loans is calculated using the average of yearly default frequencies of those specific products. Upon restructuring if several customer's loans are consolidated into a single loan, then the aggregate loan balance, which may also include loans previously accruing, is assessed for impairment. In addition, restructured loans under Greek Law 3869/2010 are considered TDRs and are pooled into a separate group when calculating allowance for loan losses.

        Allowance for loan loss for TDR Commercial loans is usually calculated on an individual basis for customers with significant exposures based on the present value of expected cash flows discounted at the loan's original effective interest rate, or based on the fair value of the collateral, less costs to sell, if those are collateral dependent loans. For TDR Commercial customers that do not satisfy the quantified criterion for individual assessment (that is, the individually non-significant customers), allowance for loan loss is calculated through our coefficient or homogeneous analysis using the probability of default corresponding to their internal credit rating.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table discloses financing receivables modified as troubled debt restructurings during the reporting period ended December 31, 2012, 2013 and 2014.

	December 31, 2012			December 31, 2013			December 31, 2014
Greek	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	(EUR in millions)			(EUR in millions)			(EUR in millions)
Residential mortgages	1,899	(116)	16	1,737	(63)	12	1,451	(66)	11
Other consumer	674	(139)	16	502	(94)	10	300	(49)	7
Small business loans	364	(57)	7	350	(64)	4	352	(89)	11
Other commercial loans	476	(64)	19	768	(136)	33	349	(77)	8

Total Greek TDR loans	3,413	(376)	58	3,357	(357)	59	2,452	(281)	37

	December 31, 2012			December 31, 2013			December 31, 2014
Foreign	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	(EUR in millions)			(EUR in millions)			(EUR in millions)
Residential mortgages	34	(2)	2	27	(3)	2	38	(1)	1
Other consumer	87	(10)	6	64	(7)	5	73	(24)	5
Credit card	79	(5)	9	310	(3)	30	158	(28)	1
Small business loans	33	(4)	1	66	(3)	1	66	(8)	4
Other commercial loans	143	(13)	3	174	(20)	13	213	(9)	10

Total foreign TDR loans	376	(34)	21	641	(36)	51	548	(70)	21

        The following table discloses financing receivables modified in a TDR which became delinquent thirty days or greater during the reporting period and for which payment default occurred within 12 months after the modification.

	December 31, 2012		December 31, 2013		December 31, 2014
	Greek	Foreign	Greek	Foreign	Greek	Foreign
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Residential mortgages	1,367	34	1,226	16	896	2
Other consumer	432	70	307	34	263	6
Credit card	—	79	—	143	—	64
Small business loans	113	24	53	9	56	8
Other commercial loans	234	32	273	136	67	56

Total loans	2,146	239	1,859	338	1,282	136

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The Group offers a number of modifications to customers. The modification programs that the Group offers to its customers can generally be described in the following categories:

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

        The following table discloses financing receivables modified as troubled debt restructurings by modification programs as at December 31, 2012, 2013 and 2014.

	December 31,
	2012	2013	2014
Payment modification	2,611	3,999	3,988
Combination modification	3,792	4,686	2,753
Term modification	290	710	1,415
Interest only modification	279	538	568
Other	101	176	265

Total	7,073	10,109	8,989

        The following table discloses the ageing of financing receivables modified as troubled debt restructurings at December 31, 2012, 2013 and 2014.

	December 31,
	2012	2013	2014
Current Loans(1)	2,754	4,358	4,499
Past due 31-90 days	866	1,111	594
Past due greater than 90 days	3,453	4,640	3,896

Total	7,073	10,109	8,989

(1)
Loans less than 30 days past due are included in current loans

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses

        An analysis of the change in the allowance for loan losses by portfolio segment for the years ended December 31, follows:

	2012			2013			2014
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in millions)
Balance at beginning of year	2,561	3,990	6,551	3,722	3,596	7,318	4,078	3,673	7,751
Provision for loan losses	1,214	1,071	2,285	716	253	969	875	1,297	2,172
Provision for loans eligible to PSI(1)	—	37	37	—	—	—	—	—	—
Write-offs	(75)	(146)	(221)	(79)	(170)	(249)	(89)	(100)	(189)
Recoveries	13	6	19	57	31	88	72	6	78

Net Write-offs	(62)	(140)	(202)	(22)	(139)	(161)	(17)	(94)	(111)
Sale of impaired loans	—	(8)	(8)	(216)	—	(216)	(297)	(33)	(330)
Loans exchanged through PSI(1)	—	(1,356)	(1,356)	—		—	—		—
Translation differences	9	2	11	(122)	(37)	(159)	21	(11)	10

Allowance at end of year	3,722	3,596	7,318	4,078	3,673	7,751	4,660	4,832	9,492

(1)
Provision for loans eligible to PSI relates to the impairment recognized in 2011 for certain loans to the Hellenic Republic or loans to Greek public sector entities that are guaranteed by the Hellenic Republic, which were eligible for the PSI. These loans were exchanged in the PSI in 2012 (see Note 11).

        The Group's exposure to the Hellenic Republic comprises of a loan granted to the Hellenic Republic, loans to Hellenic public sector entities, loans guaranteed by the Hellenic Republic and loans to corporate and individuals guaranteed by the Hellenic Republic.

        Exposure to the Hellenic Republic and its related allowance at December 31,2013, and 2014 are as follows:

	December 31, 2013		December 31, 2014
	Total loans	Allowance for loan losses	Total loans	Allowance for loan losses
	(EUR in millions)		(EUR in millions)
Loan to Hellenic Republic	4,915	—	4,785	—
Loans to public sector entities	851	(79)	659	(80)
Corporate and Small Business loans	469	(38)	550	—
Mortgage loans	1,232	—	1,156	—

Total loans	7,467	(117)	7,150	(80)
Securities purchased under agreements to resell	30	—	—	—
Other assets	445	(4)	526	(15)

Total Exposure to Hellenic Republic	7,942	(121)	7,676	(95)

        With regards to the above exposure the Group has consistently applied its provisioning policy and has recognized allowance for loan losses, where deemed appropriate. As at December 31, 2014, the Group considered (a) the fact that there was no specific loss event in relation to the Hellenic Republic had occurred, (b) the fact that Hellenic Republic serviced the aforementioned exposures, and concluded that the exposure to Hellenic Republic did not qualify for impairment assessment.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses by portfolio segment

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2013.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	3,324	2,885	6,209
for impaired loans	3,265	2,862	6,127
for non-impaired loans	59	23	82
Impaired loans	10,979	6,596	17,575
Non-impaired loans	12,954	18,764	31,718
Foreign
Allowance for loan losses at year end of which:	756	786	1,542
for impaired loans	723	763	1,486
for non-impaired loans	33	23	56
Impaired loans	1,666	2,891	4,557
Non-impaired loans	10,133	9,379	19,512

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2014.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	3,903	3,885	7,788
for impaired loans	3,824	3,826	7,650
for non-impaired loans	79	59	138
Impaired loans	10,928	7,733	18,661
Non-impaired loans	12,142	17,499	29,641
Foreign
Allowance for loan losses at year end of which:	758	946	1,704
for impaired loans	670	914	1,584
for non-impaired loans	88	32	120
Impaired loans	1,388	2,580	3,968
Non-impaired loans	10,095	12,727	22,822

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

        As at December 31, 2014, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume and severity of past-due and non-accruing loans:

        The higher volume and severity of past due and non-accruing loans in 2014 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools on which we calculate a significant portion of the total loss allowances, (b) adjusting the loss rates by incorporating the most recent available information on recoveries and (c) adjusting upwards the probability of default, which is estimated using data from the previous twelve months. The worsening of the quality of our loan portfolio in terms of delinquencies was the primary cause of the significant increase in the allowance for loan losses based on homogeneous analysis.

        As at December 31, 2014, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for probable loan losses as at December 31, 2014 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2014, the worse than anticipated trends and the political uncertainty, were reflected in our allowance for loan losses estimated as of December 31, 2014, in three ways: firstly, it resulted in an increase in the level of past due and non-accruing loans which affected the provisions as described above, secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans and thirdly the decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2014, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  Lending policies and procedures

        In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria since 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 would be improved. However, the loans originated during 2013 and 2014 were not significant enough to cause a change in observed probabilities of default or loss given defaults.

        The following tables set forth the allowances for loan losses by portfolio segment and by impairment methodology and the respective recorded investment as at December 31, 2013 and December 31, 2014

	Consumer loans		Commercial loans		Total
December 31, 2013	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	3,010	1,808	3,010	1,808
Coefficient	—	—	18,453	242	18,453	242
Homogeneous	23,933	3,324	3,897	835	27,830	4,159
Foreign	11,799	756	12,270	786	24,069	1,542

Total	35,732	4,080	37,630	3,671	73,362	7,751

	Consumer loans		Commercial loans		Total
December 31, 2014	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	4,061	2,330	4,061	2,330
Coefficient	—	—	17,562	330	17,562	330
Homogeneous	23,070	3,903	3,609	1,225	26,679	5,128
Foreign	11,483	758	15,307	946	26,790	1,704

Total	34,553	4,661	40,539	4,831	75,092	9,492

Collateral

        The most common practice we use to mitigate credit risk is requiring collateral for loans originated. We implement guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans are:

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

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 1,398 million and EUR 1,337 million at December 31, 2013 and December 31, 2014, respectively. In general, a loan is classified as collateral dependent when repayment is expected to be provided solely by the underlying collateral and the Group anticipates foreclosing on the loan and as a result the impairment is measured based on the fair value of the collateral. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In Turkey and South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Securitized loans and Covered bonds

        Loans include securitized loans and loans used as collateral in the Covered Bond Programmes, as follows:

Securitized loans	2013	2014
	(EUR in millions)
Consumer loans (Revolver 2008—1 Plc—December 2008)	800	—
Credit cards (Revolver 2008—1 Plc—December 2008)	975	—
Receivables from Public sector (Titlos Plc—February 2009)	4,915	6,579
Mortgages (Spiti Plc—September 2011)	1,391	1,242
Auto loans (Autokinito Plc—September 2011)	155	83
Consumer loans (Agorazo Plc—September 2011)	1,132	887

Total	9,368	8,791

        During 2014, the securitized loans from the VIE Revolver 2008—1 Plc were repurchased by the Bank.

Covered bonds	2013	2014
	(EUR in millions)
Mortgages	11,473	9,403
of which eligible collateral	10,373	9,121

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2014:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Titlos Plc	Variable Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	(2)	Paid semi-annually at a rate of six-month Euribor plus 50 bps
Spiti Plc	Asset Backed Variable Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500	(1),(3)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Spiti Plc	Asset Backed Variable Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	250	(1)	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Autokinito Plc	Asset Backed Variable Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400	(1),(3)	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Autokinito Plc	Asset Backed Variable Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	97	(1)	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc	Asset Backed Variable Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250	(1),(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc	Asset Backed Variable Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	413	(1)	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The Bank retains the option to call the notes on any interest payment date and issue new notes, or sell them as is to investors.

(2)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them to investors. The outstanding balance of Titlos Plc as at December 31, 2014 is EUR 4,537 million and has been rated Caa1 by Moody's.

(3)
On March 20, 2014, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 116 million and of EUR 50 million, respectively. Furthermore, on September 22, 2014, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 89 million and of EUR 38 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2014 are EUR 1,006 million and EUR 1 million respectively.

(4)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 159 million on March 17, 2014 and EUR 132 million on September 15, 2014. The outstanding amount of Agorazo Plc as at December 31, 2014 amounts to EUR 546 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Revolver 2008—1 Plc, by April 15, 2014 proceeded with the full redemption of the remaining EUR 265 million Class A Notes and the EUR 269 million Class B Notes and from January 29, 2015 is under liquidation.

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

Covered bonds

        Under the covered bond Programmes I and II, the Bank has the following covered bonds series in issue as at December 31, 2014:

Programme	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Programme I(1)	Series 3	Residential mortgages	October 7, 2009	October 2016	846	Paid annually at a fixed coupon rate of 3.875%
Programme II(2)	Series 1	Residential mortgages	June 24, 2010	June 2021(3)	1,150	Paid quarterly at rate of three month Euribor plus a margin of 250 bps(3)
Programme II(2)	Series 2	Residential mortgages	June 24, 2010	June 2020(4)	1,200	Paid quarterly at rate of three month Euribor plus a margin of 240 bps(4)
Programme II(2)	Series 3	Residential mortgages	June 24, 2010	June 2019	1,350	Paid quarterly at rate of three month Euribor plus a margin of 230 bps(5)
Programme II(2)	Series 4	Residential mortgages	November 25, 2010	December 2018	1,100	Paid quarterly at rate of three month Euribor plus a margin of 210 bps(6)

(1)
EUR 10.0 billion Global Covered Bond Programme ("Programme I") established on November 26, 2008. Programme I is rated B1 by Moody's and BB by Fitch.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

(2)
EUR 15.0 billion Covered Bond Programme II ("Programme II") established on June 21, 2010. Programme II is rated Ba3 by Moody's and B+ by Fitch.

(3)
On November 10, 2014, the Bank amended the maturity from June 2015 to June 2021 and interest rate from ECB rate plus 170 bps to three month Euribor plus 250 bps.

(4)
On November 10, 2014, the Bank amended the maturity from June 2017 to June 2020 and interest rate from ECB rate plus 200 bps to three month Euribor plus 240 bps.

(5)
On November 10, 2014, the Bank amended the interest rate from ECB rate plus 230 bps to three month Euribor plus 230 bps.

(6)
On November 10, 2014, the Bank amended the interest rate from ECB rate plus 210 bps to three month Euribor plus 210 bps.

        Other than the Series 3 of Programme I, all the above covered bonds have not been sold to investors and are held by the Bank and therefore are not presented within "Long-term debt" (see Note 25).

        Furthermore, the Bank has, during 2014, partially or wholely cancelled the following covered bonds issued under Programme II:

Series	Issue date	Cancellation date	Original nominal amount in EUR	Cancelled amount in million EUR
Programme II
Series 1	June 24, 2010	November 7, 2014	1.5 billion	350
Series 2	June 24, 2010	November 7, 2014	1.5 billion	300
Series 3	June 24, 2010	November 7, 2014	1.5 billion	150
Series 6	May 6, 2011	April 9, 2014	1.3 billion	1,300

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2013
	Opening 2013	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2013
	(EUR in millions)
International	301	(33)	(9)	259
Turkish Operations	2,379	(487)	—	1,892
Insurance	3	—	—	3
Other	32	—	—	32

Total	2,715	(520)	(9)	2,186

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

	2014
	Opening 2014	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2014
	(EUR in millions)
International	259	28	(58)	229
Turkish Operations	1,892	87	—	1,979
Insurance	3	—	—	3
Other	32	—	—	32

Total	2,186	115	(58)	2,243

        The change in International relates to net additions in other private equity business activities of the Group as well as to foreign exchange differences amounting to EUR 22 million and EUR 6 million respectively and to impairment of EUR 58 million in relation to the private equity business of the Group. The increase in Turkish Operations is due to the foreign exchange differences amounting to EUR 87 million.

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available and management regularly reviews the operating results of that unit. The reporting unit where significant goodwill was allocated prior to our impairment test at December 31, 2014 was the Turkish operations and the goodwill relates to the acquisition of Finansbank.

        Goodwill is tested for impairment annually, at December 31. In 2014, in step 1 of the goodwill impairment test the fair value of the above reporting unit was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting unit consists of subsidiaries of the Group, and therefore its operations are directed by the Group, (b) the DDM incorporates the earnings variability associated with the restructuring of the subsidiary operations following its acquisition, and (c) the DDM incorporates management's views of the near and medium term as well as detailed views of current and near future market conditions and strategy.

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

        For the Turkish banking operations reporting unit the DDM was based on a 6.2% (2013: 5.5%) terminal growth rate and 16.6% (2013: 18.6%) pretax discount rate.

        Based on the results of step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount by EUR 0.2 billion. The result of the DDM was corroborated with other valuation methods, such as book value, market and transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit, approximates the value derived from the DDM. A 1% increase in the pre-tax discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by EUR 0.2 billion (2013: EUR 0.2 billion) and EUR 0.2 billion (2013: EUR 0.4 billion) respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by EUR 0.2 billion (2013: EUR 0.2 billion).

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2013			2014
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in millions)
Gross carrying amount	658	347	1,005	746	377	1,123
Accumulated amortization	(471)	(201)	(672)	(543)	(227)	(770)

Net book value	187	146	333	203	150	353

        As at December 31, 2014, other intangibles include intangibles identified upon the acquisition of acquired entities and consist of core deposits of EUR 4 million (2013: EUR 5 million), customer relationships of EUR 5 million (2013: EUR 6 million), software of EUR 1 million (2013: EUR 4 million), all of which have finite lives and trade names of EUR 110 million (2013: EUR 106 million) and mutual funds contracts of EUR 2 million (2013: EUR 2 million) which have indefinite lives. The estimated useful lives of core deposits and customer relationships are 6-11 years, while that of software is for a period not exceeding 20 years.

        Amortization expense on software and other intangibles amounted to EUR 110 million, EUR 100 million and EUR 84 million in 2012, 2013 and 2014 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 72 million, EUR 57 million, EUR 36 million, EUR 20 million and EUR 10 million for years 2015 through 2019 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2013	2014
	(EUR in millions)
Land	326	507
Buildings	1,041	1,600
Leasehold improvements	263	279
Furniture, fittings, machinery and vehicles	1,148	1,224

Total, at cost	2,778	3,610
Less: accumulated depreciation and impairment	(1,360)	(1,482)

Net book value	1,418	2,128

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 123 million, EUR 121 million and EUR 119 million for the years ended December 31, 2012, 2013 and 2014, respectively.

        Future minimum lease commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in millions)
2015	95
2016	88
2017	70
2018	59
2019	54
Thereafter	110

Total minimum lease payments	476

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2013	2014
	(EUR in millions)
Insurance related assets	638	768
Deferred tax assets	242	194
Prepaid income taxes	455	537
Assets acquired through foreclosure proceedings	252	242
Brokerage auxiliary funds	6	23
Private equity: Investees Assets	104	116
Prepaid expenses	253	178
Advances to employees	14	18
Unlisted equity securities	102	89
Hellenic Deposit and Investment Guarantee Fund	460	469
Receivables from Greek State	441	511
Checks and credit card transactions under settlement	97	109
Trade and other receivables	97	113
Receivables from associates	334	—
Other	518	402

Total	4,013	3,769

        Included in the above table are investments on behalf of policyholders who bear the investment risk, classified as Insurance related assets amounting to EUR 382 million and EUR 568 million at December 31, 2013 and 2014 respectively, which are carried at fair value.

        In accordance with article 6 of Greek Law 3714/2008, the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund ("HDIGF") is EUR 100 thousand per client. Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards. The Greek Law 3746/2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Greek Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

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

NOTE 17:    LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE

        On February 10, 2014 JERMYN STREET REAL ESTATE FUND IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the "Process"). Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

Fund S.A. ('HRADF') in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is a VIE, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the "Plan") in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor are considering a solution within the context of existing competitive process. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as long-lived assets held for sale in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

        In December 2013, the Bank entered into a binding pre-agreement to dispose of its 100.00% participation on its subsidiary Grand Hotel Summer Palace S.A. and classified the subsidiary as held for sale. As at September 30, 2014, since the criteria for the classification were no longer met because the disposal has not taken place and as a result the pre-agreement is no longer valid, the Group ceased to classify the subsidiary as held for sale. The assets and liabilities of the subsidiary, for the current period, were reclassified to the corresponding line items of the consolidated balance sheet from the lines "Long-lived assets held for sale" and "Liabilities directly associated with long-lived assets held for sale" of the Group (i.e. premises and equipment EUR 8 million, other assets EUR 3 million and other liabilities EUR 1 million). The reclassification of the Grand Hotel Summer Palace S.A. subsidiary out of long-lived assets classified as held for sale had no effect on the results and equity of the Group for the current and prior periods.

        Long-lived assets held for sale and the liabilities directly associated with long-lived assets at December 31, comprised:

2014
(EUR in millions)
Goodwill, software, other intangibles and premises and equipment	126
Other assets	15

Total long-lived assets held for sale	141

Accounts payable, accrued expenses and other liabilities	7

Total liabilities directly associated with long-lived assets held for sale	7

        In "Goodwill, software, other intangibles and premises and equipment" are included premises of Finansbank, amounted to EUR 23 million, which were disposed of by the end of April 2015.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        We participated in the Hellenic Republic Bank Support Plan as follows:

  Pillar I—Preference share facility

        On January 22, 2009, an Extraordinary General Meeting of the Bank's Shareholders was held, which approved the issue of 70 million redeemable preference shares at a par value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State in accordance with Greek Law 3723/2008 for the Bank's participation in the part (1) of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek government bond with a coupon rate of six-month Euribor plus 130 basis points. On May 25, 2009, the Board of Directors' minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's share capital increased by EUR 350 million.

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000 million through the issue of additional 200 million redeemable preference shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million redeemable preference shares in favor of the Greek State, in accordance with the Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million redeemable preference shares at a nominal value of 5.00 Euro each. For the redeemable preference shares in favor of the Greek State, please also refer to Note 33.

  Pillar II—Government guaranteed borrowings facility

        Under the government-guaranteed borrowings facility, we participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Variable Rate Notes	May 2, 2013	May 3, 2016	4,500	Three-month Euribor plus 1,200 bps	Quarterly
Variable Rate Notes	June 26, 2013	June 26, 2015	4,266	Three-month Euribor plus 800 bps	Quarterly

Total			8,766

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

        Subsequent to 2014, under the same Pillar the Bank issued the following notes:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Variable Rate Notes	January 7, 2015	April 7, 2015	4,100	Three-month Euribor plus 600 bps	Quarterly
Variable Rate Notes	January 23, 2015	May 23, 2015	1,900	One-month Euribor plus 600 bps	Monthly
Variable Rate Notes	April 15, 2015	October 15, 2015	4,100	Six-month Euribor plus 800 bps	Semi-annually

Total as of April 30, 2015			6,000

        The notes described above have been issued by the Bank, are guaranteed by the Hellenic Republic and are held by the Bank and therefore, are not presented as liabilities on the consolidated balance sheet. For the guarantees provided by the Hellenic Republic, an annual fee is payable by the Bank to the Hellenic Republic. This fee ranges from 104 to 115 basis points (depending on the notes) and is calculated on the nominal amount of the notes issued, prorated for the period the notes are outstanding.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On August 6, 2013, September 16, 2013 and July 17, 2014 the Bank received from Public Debt Management Agency, new three-year zero coupon special Greek Government bonds of EUR 787 million, EUR 60 million and EUR 1,262 million, respectively, collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

NOTE 19:    PLEDGED ASSETS

        At December 31, 2013 and 2014, the Group pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the amount of EUR 16,327 million and EUR 12,636 million, respectively. The corresponding liabilities are presented in Note 20 within interbank interest bearing deposits.

        The pledged amounts as at December 31, 2014 relate to the following instruments:

  •
  Trading, held-to-maturity and available-for-sale debt securities of EUR 11,992 million; and

  •
  loans amounting to EUR 644 million.

Additionally to the amounts above, the Bank has pledged off-balance sheet assets for funding purposes with the Eurosystem:

  •
  variable rate notes of EUR 8,766 million, issued under the government-guaranteed borrowing facility provided by Greek Law 3723/2008 (pillar II) and held by the Bank (see Note 18); and

  •
  special Greek government bonds of EUR 2,109 million obtained from Public Debt Management Agency under the provisions of Greek Law 3723/2008 (pillar III), collateralized with customers loans (see Note 18).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    PLEDGED ASSETS (Continued)

        As at December 31, 2014 the Group has pledged to the ECB financial instruments of a nominal value amounting to EUR 18.4 billion.

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 89,590, which approximates USD 100,000, was EUR 136 million at December 31, 2014 (2013: EUR 268 million). At December 31, 2014, interest-bearing deposits with scheduled maturities in excess of one year were EUR 690 million (2013: EUR 555 million).

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2013			2014
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)			(EUR in millions)
Interest bearing:
Public sector	2,618	525	3,143	2,932	64	2,996
Private sector:
Corporations	5,185	5,187	10,372	5,046	5,910	10,956
Individuals	34,361	11,324	45,685	34,246	12,884	47,130
Interbank	20,915	2,060	22,975	14,667	2,153	16,820

Total interest bearing deposits	63,079	19,096	82,175	56,891	21,011	77,902

Non-interest bearing:
Public sector	313	105	418	228	120	348
Private sector:
Corporations	657	936	1,593	885	1,021	1,906
Individuals	143	1,148	1,291	92	1,191	1,283
Interbank	78	39	117	45	28	73

Total non-interest bearing deposits	1,191	2,228	3,419	1,250	2,360	3,610

Total:
Public sector	2,931	630	3,561	3,160	184	3,344
Private sector:
Corporations	5,842	6,123	11,965	5,931	6,931	12,862
Individuals	34,504	12,472	46,976	34,338	14,075	48,413
Interbank	20,993	2,099	23,092	14,712	2,181	16,893

Total deposits	64,270	21,324	85,594	58,141	23,371	81,512

        Included in the above table are interest bearing deposits of EUR 282 million and EUR 16 million for 2013 and 2014 respectively for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2013 gains of EUR 5 million and during 2014 losses of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS (Continued)

EUR (1) million, relating to fair value changes of these deposits were included in net trading gain/(loss).

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the ECB amounting to EUR 20,700 million and EUR 14,240 million for 2013 and 2014 respectively.

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2013	2014
	(EUR in millions)
Securities sold under agreements to repurchase	4,738	5,053
Securities sold under agreements to repurchase:
Average outstanding during the year	2,607	5,288
Weighted average interest rate during the year	2.22%	1.83%
Weighted average interest rate at year end	2.90%	2.72%
Amount outstanding at month end:
January	2,021	5,232
February	1,964	5,033
March	2,645	5,318
April	3,464	5,974
May	3,257	4,315
June	1,858	5,472
July	1,314	5,611
August	2,286	6,414
September	2,372	5,098
October	2,463	5,575
November	4,404	4,899

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to six months.

NOTE 22:    OTHER BORROWED FUNDS

        Included in other borrowed funds are facilities with a maturity of one year or less. These borrowings had a balance of EUR 1,678 million and EUR 2,310 million at December 31, 2013 and 2014, respectively.

        The weighted average interest rate of other borrowed funds was 6.74% and 4.48% in 2013 and 2014 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    OTHER BORROWED FUNDS (Continued)

        The financial conditions of the major short-term of other borrowed funds as at December 31, 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Variable rate notes
Finansbank	Variable Rate Bonds(1)	April 9, 2014	March 2015	TRY	311		78	Dibs plus 1.15%	Quarterly
Finansbank	Variable Rate Bonds(1)	June 4, 2014	April 2015	TRY	223		49	Dibs plus 1.15%	Quarterly
Finansbank	Variable Rate Bonds(1)	November 10, 2014	May 2015	TRY	384		2	Dibs plus 1.10%	Single payment at maturity including capital amount
Finansbank	Variable Rate Bonds(1)	November 14, 2014	February 2015	TRY	142		—	Dibs plus 0.80%	Single payment at maturity including capital amount
Finansbank	Variable Rate Bonds(1)	November 18, 2014	February 2015	TRY	148		17	Dibs plus 0.60%	Single payment at maturity including capital amount
Finansbank	Variable Rate Bonds(1)	November 21, 2014	February 2015	TRY	126		—	Dibs plus 0.80%	Single payment at maturity including capital amount
Finansbank	Variable Rate Bonds(1)	December 4, 2014	April 2015	TRY	300		6	Dibs plus 0.60%	Single payment at maturity including capital amount
Finansbank	Variable Rate Bonds(1)	December 8, 2014	April 2015	TRY	108		—	Dibs plus 0.80%	Single payment at maturity including capital amount
Finansbank	Variable Rate Bonds(1)	December 24, 2014	November 2015	TRY	244		1	Dibs plus 1.20%	Quarterly
Finansbank	Amended Facility Agreement	November 26, 2014	November 2015	USD	396	(2)	—	Libor plus 1%.	Semi-annually
Finansbank	Amended Facility Agreement(2)	November 27, 2014	November 2015	EUR	353	(2)	—	Euribor plus 1%.	Semi-annually

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TRY 1 billion.

(2)
On November 26 & 27, 2014, Finansbank amended the dual tranche term loan facility signed on November 27 & 28, 2013, based on which the amounts of USD 167 million and EUR 265 million were amended to USD 396 million and EUR 353 million, respectively.

        The financial conditions of the major short-term of other borrowed funds after December 31, 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Interest rate
					(in million)
Variable rate notes
Finansbank	Variable Rate Bonds	February 17, 2015	May 2015	TRY	108	Dibs plus 0.60%
Finansbank	Variable Rate Bonds	February 20, 2015	May 2015	TRY	150	Dibs plus 0.80%
Finansbank	Variable Rate Bonds	March 6, 2015	June 2015	TRY	150	Dibs plus 0.90%
Finansbank	Variable Rate Bonds	March 24, 2015	June 2015	TRY	101	Dibs plus 0.60%
Finansbank	Variable Rate Bonds	April 10, 2015	September 2015	TRY	258	Dibs plus 0.60%
Finansbank	Variable Rate Bonds	April 30, 2015	July 2015	TRY	115	Dibs plus 0.80%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2013	2014
	(EUR in millions)
Accrued expenses and deferred income	79	128
Amounts due to re-insurers	17	17
Income and other taxes payable	145	184
Accounts payable	255	270
Payroll related accruals	72	62
Private equity: liabilities of investee entities	248	290
Unsettled transactions on debt securities	8	1
Accrued interest and commissions	273	262
Deferred tax liability	121	33
Amounts due to third-parties under collection agreements	2	124
Pension liability	530	337
Amounts due to government agencies	117	151
Liabilities relating to deposit administration funds (DAF)	191	200
Liabilities relating to Unit Linked investment products	64	253
Checks and credit card transactions under settlement	929	934
Sale of Real Estate accounted for as financing obligation	616	743
Other	420	509

Other	4,087	4,498

        Included in the above table under "Other" are liabilities carried at fair value, relating to short positions in shares amounting to EUR 2 million and EUR 4 million at December 31, 2013 and 2014 respectively as well as investment products from insurance operations carried at fair value amounting to EUR 64 million and EUR 253 million at December 31, 2013 and December 31, 2014 respectively.

        The sale of Real Estate, accounted for as financing obligation of EUR 743 million relates to the transfer of 66.00% of the participation interest to Invel Real Estate which is treated as a sale of real estate accounted for as financing obligation (see Notes 3 and 4).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES

        Ethniki Hellenic General Insurance S.A. (``EH") has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for outstanding claims and claim adjustment expenses for the year ended December 31, comprises of:

	2013	2014
	(EUR in millions)
Property and casualty reserves
Reserve for outstanding claims and claim adjustment expenses as at January 1,	638	603
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	114	110
Change in provision for insured events of prior years	(10)	(36)

Total incurred claims and claim adjustment expenses	104	74
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(37)	(32)
Claims and claim adjustment expenses attributable to insured events of prior years	(83)	(68)

Total payments	(120)	(100)
Changes in unearned premium reserves	(19)	1

Reserves for outstanding claims and claim adjustment expenses as at December 31,	603	578

        The share of reinsurers in property and casualty insurance reserves amounted to EUR 588 million and EUR 330 million at December 31, 2013 and 2014 respectively.

        The change in the provision for insured events of prior years is due to the adjustment of the case reserves as new information becomes available.

	2013	2014
	(EUR in millions)
Future policy benefit liabilities
Mathematical and other future policy benefit liabilities at January 1,	1,879	1,901
Increase in reserves	300	23
Paid claims and other movements	(278)	(254)

Mathematical and other future policy benefit liabilities at December 31,	1,901	1,670

Total insurance reserves	2,504	2,248

        Interest assumptions used in estimating insurance contract liabilities are based on estimates of investment yields, net of related investment expenses, expected at the time the insurance contracts are made, and include a risk of adverse deviation. Interest assumptions are adjusted in the event that a premium deficiency exists. The interest rate used to estimate 2014 insurance contract liabilities was 3.75%.

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

        Income from insurance operations at December 31, comprised:

	2012	2013	2014
	(EUR in millions)
Gross written premiums	630	511	506
Cancellation commissions	3	2	2

Total income from insurance operations	633	513	508

Reinsurance

        We assume and cede reinsurance with other insurance companies, mainly in the property and casualty lines of business.

        Our reinsurance program consists of non-proportional treaties in motor and property, per risk and catastrophe business, which are our main lines of property and casualty business. Other lines of business are covered mainly by proportional treaties.

        The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2012	2013	2014
	(EUR in millions)
Premiums written	226	153	160
Reinsurance ceded	(4)	(4)	—

Net written premiums	222	149	160

Premiums earned	233	151	160
Reinsurance ceded	(8)	(8)	—

Net earned premiums	225	143	160

        Included in premiums earned for 2012, 2013 and 2014 are premiums assumed of NIL, 1 and NIL respectively.

        Net premiums earned on long-duration life insurance contracts amounted to EUR 87 million, EUR 151 million and EUR 94 million for 2012, 2013 and 2014 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    INSURANCE RESERVES (Continued)

Property and casualty insurance contracts

	2012	2013	2014
	(EUR in millions)
Direct premiums written	310	259	238
Reinsurance assumed	7	8	7
Reinsurance ceded	(73)	(58)	(70)

Net premiums written	244	209	175

Direct premiums earned	372	279	244
Reinsurance assumed	4	4	4
Reinsurance ceded	(70)	(60)	(71)

Net premiums earned	306	223	177

NOTE 25:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2013
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	56	1,409	175	1,640
Variable Rate	44	294	—	338
Subordinated Debt:
Fixed Rate	2	24	—	26
Variable Rate	15	7	8	30
Other
Fixed Rate	93	168	41	302
Variable Rate	62	130	54	246

Total	272	2,032	278	2,582

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

	2014
	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	40	2,597	240	2,877
Variable Rate	88	444	85	617
Subordinated Debt:
Fixed Rate	19	—	7	26
Variable Rate	1	—	29	30
Other
Fixed Rate	183	83	21	287
Variable Rate	16	105	127	248

Total	347	3,229	509	4,085

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2013
(EUR in millions)
Fixed, with a weighted average rate of 3.65%, maturing up until 2024 and denominated in EUR	985
Fixed, with a weighted average rate of 5.36%, maturing up until 2017 and denominated in USD	597
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	23
Fixed, with a weighted average rate of 7.8%, maturing on April 2014 and denominated in TRY	35

Total	1,640

Variable, with a weighted average rate of 1.79%, maturing up until 2017 and denominated in EUR	338

Total	338

2014
(EUR in millions)
Fixed, with a weighted average rate of 3.92%, maturing up until 2026 and denominated in EUR	1,849
Fixed, with a weighted average rate of 5.70%, maturing up until 2019 and denominated in USD	1,007
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	15
Fixed, with a weighted average rate of 1.50%, maturing up until 2016 and denominated in GBP	6

Total	2,877

Variable, with a weighted average rate of 3.67%, maturing up until 2024 and denominated in EUR	468
Variable, with a weighted average rate of 3.63%, maturing up until 2017 and denominated in USD	62
Variable, with a weighted average rate of 9.40%, maturing up until 2015 and denominated in TRY	87

Total	617

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

Long-Term Senior fixed rate debt

        The financial conditions of the major long-term senior fixed rate debt as of December 31, 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Covered bonds
NBG	Fixed rate covered bonds—Third Series	October 7, 2009	October 2016	EUR	846	(1)	—	Fixed coupon rate of 3.875%	Annually
Fixed rate notes
Finansbank	Senior Unsecured Notes	May 11, 2011	May 2016	USD	500		71	Fixed interest rate of 5.5%	Semi-annually
Finansbank	Eurobond Fixed Rate Notes	November 1, 2012	November 2017	USD	350		29	Fixed interest rate of 5.15%	Semi-annually
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	50	(2)	—	Fixed interest rate of 2.535%	Quarterly
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	50	(2)	—	Fixed interest rate of 2.519%	Quarterly
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	70	(2)	—	Fixed interest rate of 2.68%	Semi-annually
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	70	(2)	—	Fixed interest rate of 2.96%	Semi-annually
Finansbank	Senior Unsecured Notes	April 25, 2014	April 2019	USD	500		24	Fixed interest rate of 6.25%	Semi-annually
NBG Finance Plc	Senior Unsecured Notes	April 30, 2014	April 2019	EUR	750		—	Fixed interest rate of 4.375%	Annually

(1)
Includes fixed rate covered bonds issued by the Bank under the EUR 10.0 billion covered bonds program, which are described in Note 13 and the Group has elected the fair value option. During 2014, net losses of EUR 61 million (2013: EUR 210 million) resulting from changes in the fair value of these notes were recorded in Net trading gain / (loss). Fair value losses of EUR 76 million were attributable to changes in instrument specific credit risk (2013: loss of EUR 236 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2014 were EUR 872 million and EUR 852 million respectively (2013: EUR 810 million and EUR 850 million)).

(2)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as of December 31, 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group	Interest rate	Interest payment
					(in million)		(nominal amount in million)
Variable rate corporate bonds
NBG Pangaea Reic	Variable rate bond	August 20, 2014	July 2019	EUR	238		—	EURIBOR plus 4.85%.	Quarterly
Variable rate notes
NBG	Variable Rate Notes	September 1, 2009	September 2016	EUR	95	(1)	—	Three-month Euribor plus 0.576%	Quarterly
Finansbank	Variable Rate Notes	September 3, 2014	September 2015	TRY	204	(2)	71	Dibs plus 1.00%	Quarterly
Finansbank	Variable Rate Notes	October 1, 2014	October 2015	TRY	138	(2)	25	Dibs plus 1.20%	Quarterly
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR	35	(1)	—	Six-month Euribor plus 1.674%	Semi-annually

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

(2)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TRY 1 billion.

        Major long-term senior fixed/variable rate debt redeemed in 2014 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Fixed/Variable rate loans
Finansbank	Fixed Rate Bonds	April 19, 2013	April 2014	TRY(1)	124
Finansbank	Fixed Rate Bonds	October 11, 2013	January 2014	TRY(1)	750
Finansbank	Fixed Rate Bonds	October 25, 2013	February 2014	TRY(1)	150
Finansbank	Fixed Rate Bonds	November 25, 2013	March 2014	TRY(1)	245
Finansbank	Fixed Rate Bonds	December 12, 2013	April 2014	TRY(1)	899
Finansbank	Fixed Rate Bonds	December 24, 2013	April 2014	TRY(1)	116
Finansbank	Fixed Rate Bonds	February 11, 2014	May 2014	TRY(1)	244
Finansbank	Fixed Rate Bonds	February 28, 2014	May 2014	TRY(1)	171
Finansbank	Fixed Rate Bonds	April 16, 2014	July 2014	TRY(1)	187
Finansbank	Fixed Rate Bonds	April 30, 2014	October 2014	TRY(1)	500
Finansbank	Fixed Rate Bonds	May 12, 2014	August 2014	TRY(1)	295
Finansbank	Fixed Rate Bonds	May 30, 2014	August 2014	TRY(1)	218
Finansbank	Variable Rate Bonds	June 24, 2014	September 2014	TRY(1)	125
Finansbank	Variable Rate Bonds	July 16, 2014	October 2014	TRY(1)	148
Finansbank	Variable Rate Bonds	August 11, 2014	November 2014	TRY(1)	210
Finansbank	Variable Rate Bonds	August 29, 2014	November 2014	TRY(1)	223
Finansbank	Variable Rate Bonds	September 23, 2014	December 2014	TRY(1)	124

(1)
On January 20, 2011, Finansbank obtained the required permissions from legal authorities regarding the issuing of bank bonds with maturity of up to 1 year in the domestic market valued up to TRY 1 billion.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

(b)   Long-Term Subordinated debt

        Long-term Subordinated debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2013
(EUR in millions)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	19
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	7

Total	26

Variable, with a weighted average rate of 3.00%, redeemable on or after July 2034 and denominated in EUR	8
Variable, with a weighted average rate of 2.1%, redeemable on or after Nov. 2014 and denominated in EUR	7
Variable, with a weighted average rate of 5.26%, redeemable on or after Feb. 2015 and denominated in EUR	10
Variable, with a weighted average rate of 2.83%, redeemable on or after Nov. 2014 and denominated in USD	5

Total	30

2014
(EUR in millions)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	19
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	7

Total	26

Variable, with a weighted average rate of 2.85%, redeemable on or after July 2034 and denominated in EUR	8
Variable, with a weighted average rate of 1.86%, redeemable on or after Nov. 2035 and denominated in EUR	7
Variable, with a weighted average rate of 5.89%, redeemable on or after Feb. 2036 and denominated in EUR	10
Variable, with a weighted average rate of 2.86%, redeemable on or after Nov. 2035 and denominated in USD	5

Total	30

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    LONG-TERM DEBT (Continued)

        The financial conditions of the long-term subordinated fixed and variable rate debt as of December 31, 2014, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount	Own held by the Group	Interest rate	Interest payment
					(in million)	(nominal amount in million)
Subordinated fixed rate notes
NBG Funding Ltd(1)	Guaranteed Fixed/Variable Rate Subordinated Callable Notes due 2037—Series E	November 8, 2006	November 2037	GBP	375	—	6.2889% fixed per annum until November 8, 2016 and thereafter variable of three month Libor plus 2.08%	Annually up to November 8, 2016
NBG Finance Plc	Fixed Rate Notes—Lower Tier II	August 3, 2010	August 2020 (Early redemption 2015)	EUR	18	—	7.0% for the first five years and 9.5% thereafter.	Annually
Subordinated variable rate notes
NBG Funding Ltd(1)	Guaranteed Variable Rate Subordinated Callable Notes due 2034—Series A	July 11, 2003	July 2034	EUR	350	—	Three-month Euribor plus 175 bps until July 11, 2013 and three-month Euribor plus 275 bps thereafter	Quarterly
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series B	November 3, 2004	November 2035	EUR	350	—	The 10-year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035-Series C	November 3, 2004	November 2035	USD	180	—	The 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.5%	Semi annually
NBG Funding Ltd(1)	Guaranteed CMS-Linked Subordinated Callable Notes due 2035—Series D	February 16, 2005	February 2036	EUR	230	—	The difference of the 10-year EUR CMS mid swap rate minus the two-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10%	Annually

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

  Subsequently, and as at December 31,2013 the Bank acquired preferred securities outstanding of an aggregate nominal amount of EUR 2 million of series A, B and D.

(c)   Long-Term Other debt

        "Other" primarily includes fixed rate borrowings of Finansbank and Finans Leasing amounting to EUR 271 million (of which EUR 112 million, EUR 63 million and EUR 96 million denominated in EUR, TRY and USD respectively) and variable rate borrowings of the above mentioned companies, amounting to EUR 206 million (of which EUR 90 million, and EUR 116 million denominated in EUR and USD).

        Additionally, variable rate borrowings of NBG Pangaea REIC subsidiaries amounted to EUR 40 million, all denominated in EUR.

        Moreover, fixed rate borrowings of Banca Romaneasca amounted to EUR 2 million, all denominated in EUR and fixed rate borrowings of Stopanska Banka amounted to EUR 13 million (of which EUR 11 million, and EUR 2 million denominated in EUR and MKD) and variable rate borrowings amounting to EUR 2 million all denominated in MKD.

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2013	2014
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*	10	6
Commercial letters of credit	593	796
Standby letters of credit and financial guarantees written	5,665	6,503

Total	6,268	7,305

*
Commitments to extend credit as at December 31, 2013 and 2014 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2014 are EUR 15,694 million (2013: EUR 12,327 million).

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

        Legal Contingencies.    The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2013 and 2014 the Group has accrued for cases under litigation the amount of EUR 70 million and EUR 67 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

	2012	2013	2014
	(EUR in millions)
Custody, brokerage & investment banking	67	94	89
Retail lending fees	39	26	30
Corporate lending fees	136	152	157
Banking fees & similar charges	199	204	193
Fund management fees	15	17	17

Total	456	493	486

NOTE 28:    NET TRADING GAIN/LOSS

        In addition to the losses on derivative instruments (see Note 10), the losses on deposits and the losses on long-term debt at fair value (see Note 20 and Note 25, respectively), net trading gain/loss in 2012, 2013 and 2014 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of EUR 9 million, EUR 1 million and EUR 5 million respectively.

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2012	2013	2014
	(EUR in millions)
Income from insurance operations	633	514	508
Gain on disposal of subsidiaries	158	—	11
Gain on disposal of premises	1	—	1
Hotel revenues	27	28	31
Other	98	262	140

Total	917	804	691

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2012	2013	2014
	(EUR in millions)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	470	531	256
Credit card costs	48	27	19
Hotel running costs	30	28	24
Broker costs	3	5	5
Rental expense	123	121	119
Taxes and duties other than income tax	95	105	67
Promotion and advertising	67	68	53
Third party fees	124	133	165
Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II & III & ELA	211	185	161
Other provisions	95	62	317
Other	329	400	405

Total	1,595	1,665	1,591

        Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II & III relate to the fees payable to the Hellenic Republic with respect to the notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of Pillar II & III of the Hellenic Republic Bank Support Plan and commissions on ELA funding, as described in Note 18.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded for the years ended December 31 comprised:

	2012	2013	2014
	(EUR in millions)
Reinsurance premiums ceded	77	62	74
Insurance benefits and claims incurred	525	355	311
Reinsurance recoveries	4	7	(6)

Net insurance claims and benefits incurred	529	362	305
Movement in mathematical and other reserves	(239)	23	(190)
Share of reinsurers	2	6	2

Net movement in mathematical and other reserves	(237)	29	(188)
Commission expense	77	64	55
Other insurance related expenses	24	14	10

Total	470	531	256

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT

        The allocation of income / (loss) before income tax between domestic and foreign is as follows:

	2012	2013	2014
	(EUR in millions)
Income / (loss) before income tax domestic	(3,041)	(664)	(2,672)
Income / (loss) before income tax foreign	693	900	313

	(2,348)	236	(2,359)

        The significant components of the income tax/(expense) for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	(EUR in millions)
Income tax (expense):
Current tax (expense)/benefit domestic	(34)	(31)	11
Current tax (expense)/benefit foreign	(171)	(102)	(96)
Deferred tax (expense)/benefit domestic	(19)	51	(63)
Deferred tax (expense)/benefit foreign	55	(85)	34

Total income tax (expense)	(169)	(167)	(114)

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2012	2013	2014
	(EUR in millions)
Income tax calculated based on statutory income tax rate of 26% (2012: 20%, 2013: 26%)	(470)	61	(613)
Effect of tax exempt income	(58)	(160)	(171)
Effect of different tax rates in other countries	(21)	(37)	(33)
Non deductible expenses	51	50	52
Statutory revaluation of fixed assets	(10)	11	—
Effect of change in income tax rate	—	(1,069)	—
Valuation allowance for deferred tax assets	658	1,297	918
Non-offsettable income taxes with current year income taxes	14	1	2
Income tax audit settlement	6	(7)	—
Other	(1)	20	(41)

Income tax expense / (benefit)	169	167	114

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2013	2014
	(EUR in millions)
Deferred Tax Assets:
Allowance for loan losses	1,299	1,825
Mark to market valuation of securities and derivatives	597	562
Pension and other post retirement benefits	92	105
Insurance reserves	143	71
Revaluation of land and buildings	168	169
Intangibles recognized upon acquisition and other assets	1	1
Tax free reserves	11	—
Tax loss carried forward	490	1,033
Other	302	300
PSI tax losses	2,303	2,221

Gross deferred tax assets	5,406	6,287
Deferred tax assets / liabilities for netting	(79)	(90)

Net deferred tax assets	5,327	6,197
Valuation allowance for deferred tax assets	(5,085)	(6,003)

Net deferred tax assets after valuation allowance	242	194

Deferred Tax Liabilities:
Allowance for loan losses	(32)	(16)
Mark to market valuation of securities and derivatives	(20)	(36)
Insurance reserves	—	(1)
Revaluation of land and buildings	(1)	(1)
Intangibles recognized upon acquisition and other assets	(32)	(31)
Tax free reserves	(94)	(17)
Other	(21)	(21)

Gross deferred tax liabilities	(200)	(123)
Deferred tax liabilities / assets for netting	79	90

Net deferred tax liabilities	(121)	(33)

Reconciliation of the movement of valuation allowance for deferred tax assets:

	2013	2014
	(EUR in millions)
Opening balance	3,788	5,085
Charge for the period	1,297	918

Closing balance	5,085	6,003

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 242 million and EUR 194 million, at December 31, 2013 and 2014 respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2010, 2012, 2013 and 2014 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4046/2012 was enacted on February 14, 2012 and effectively extends the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a 5 year loss carry-forward to an amortization period over the life of the New Greek government bonds. However, Greek Law 4110/2013 amended the said provision so that, any difference (loss) arising from the said exchange is amortised in 30 annual equal instalments.

        Each year Management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences.

        The Group as at December 31, 2014 has a deferred tax asset of EUR 1,033 million on the tax losses carry-forward of EUR 4,093 million which expire as follows:

Year	(EUR in millions)
2015	755
2016	21
2017	847
2018	175
2019	2,255
2020	16
2021	16
Unlimited	8

Total	4,093

        The applicable Greek statutory corporation income tax rate was 20% for 2012 and 26% for 2013 and 2014. In January 2013, Greek Law 4110/2013 provided that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate was increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards the withholding tax is reduced to 10% from 25%.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the increase in the nominal tax rates. The total effect, for the years ended December 31, 2012, 2013 and 2014, was an expense of NIL, EUR (1,069) million and NIL respectively which was offset by an equivalent amount of valuation allowance resulting in a total net effect of NIL for the years 2012, 2013 and 2014.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2012	2013	2014
	(EUR in millions)
Balance, at beginning of year	11	10	3
Reductions related to positions taken during prior years	(1)	(7)	—

Balance, at end of year	10	3	3

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amounts cannot be determined, it is not expected to have a material effect on the consolidated statement of financial position of the Group and the Bank. The Bank has been audited by the Greek tax authorities up to and including the year 2008. The tax audit for the years 2009 and 2010, by the Greek Tax Authorities, was finalized on February 4, 2015. According to the tax assessment notice received on March 11, 2015, an additional tax of EUR 36 million was levied to the Bank. The Bank intends to initiate court action and expects that will be vindicated. The financial years 2011, 2012 and 2013 were audited and 2014 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Greek Law 2238/1994. The tax audit certificates for the years 2011, 2012 and 2013 were unqualified and issued on July 27, 2012, September 27, 2013 and July 10, 2014, respectively. Based on article 6 of Ministerial Decision 1159/7.22.2011, the years 2011 and 2012 are considered final for tax audit purposes and 2013 and 2014 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank.

        The open tax years of the major companies of the Group at December 31, 2014, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2013–2014
NBG London Branch (United Kingdom)	2012–2014
Finansbank A.S. (Turkey)	2010–2014
United Bulgarian Bank A.D.—Sofia (Bulgaria)	2014
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2009–2014
Banca Romaneasca S.A. (Romania)	2009–2014
NBG Securities S.A. (Greece)	2009–2010 & 2013–2014
NBG Asset Management Mutual Funds S.A. (Greece)	2009–2010 & 2013–2014
Ethniki Leasing S.A. (Greece)	2010 & 2013–2014
Ethniki Hellenic General Insurance S.A. (Greece)	2010 & 2013–2014

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS

        The nature of the significant transactions entered into by the Group with related parties during the year ended December 31, 2014 and 2013 and the significant balances outstanding at December 31, 2014 and 2013 are presented below.

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

        The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of currently 2.1% for mortgage loans, while collateral is required as in the ordinary course of business. As such, as of December 31, 2014, certain General Managers and members of the Executive Committees of the Bank have taken loans of total amount EUR 6 million (December 31, 2013: EUR 6 million) with reduced interest rates. The aggregate amount of loans, deposits and letters of guarantee to related parties, at Group level, totaled EUR 108 million, EUR 16 million and EUR 15 million respectively as at December 31, 2014 (December 31, 2013: EUR 88 million, EUR 12 million and EUR 16 million respectively).

b.     Transactions with subsidiaries, associates and joint ventures

        The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). As at December 31, 2014, the aggregate amount of receivables from affiliates totaled EUR 16 million, the amount of payables to affiliates totaled EUR 145 million and the amount of letters of guarantee to affiliates totaled EUR 2 million (December 31, 2013: EUR 8 million, EUR 460 million and EUR 8 million respectively). For the year ended December 31, 2014, the aggregate amount of income from affiliates totaled EUR 38 million and the amount of expense to affiliates totaled EUR 13 million (December 31, 2013: EUR 34 million and EUR 15 million respectively).

c.     Transactions with other related parties

        The total receivables of the Group from the employee benefits related funds as at December 31, 2014, amounted to EUR 674 million (December 31, 2013: EUR 582 million). The total payables of the Group to the employee benefits related funds as at December 31, 2014, amounted to EUR 142 million (December 31, 2013: EUR 134 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS (Continued)

d.     Transactions with HFSF

        In the context of Greek Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in ASC 850 "Related Party Disclosures", had contributed an amount of EUR 9,756 million EFSF bonds as an advance for the participation in the Bank's share capital increase that was completed in June 2013.

        An amount of EUR 1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to EUR 8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid EUR 90 million to HFSF as underwriting fees.

NOTE 33:    PAID-IN CAPITAL

Common stock increase by issuance of new common shares

        On May 10, 2014, the extraordinary general meeting of the Bank's shareholders approved the common stock increase by EUR 2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on May 13, 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

        On May 12, 2014, the Board of Directors certified that EUR 2,500 million was covered in cash. From the amount of EUR 2,500 million, EUR 341 million was credited to the common stock while the remaining EUR 2,159 million less expenses was credited to the additional paid-in capital.

Common stock increase for the acquisition of Eurobank

        On November 23, 2012, the 2nd Repeat Extraordinary General Meeting of the Bank's Shareholders approved (i) the reduction in the Bank's common stock through a reduction in the nominal value of the shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount included in the "Additional paid-in capital", and (ii) the increase in the Bank's common stock with the issuance of new common shares that was subscribed in kind, that is, 466,397,790 common voting shares of Eurobank Ergasias S.A. ("Eurobank"), of nominal value EUR 2.22 per share. This common stock increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013.

        At its meeting of February 22, 2013 the Bank's Board of Directors certified the increase, pursuant to partial coverage thereof. As a result, the Bank's common stock increased by EUR 271 million by issuing 270,510,718 common shares with nominal value of EUR 1.00 per share. The fair value of these shares issued as the consideration paid for Eurobank amounted to EUR 273 million and was based on the closing price of Bank's share on the ATHEX on February 15, 2013.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

Common stock increase in the context of the recapitalisation

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved a) the reverse split of the common shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount included in the "Additional paid-in capital" and c) the common stock increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

        On June 19, 2013, the Board of Directors certified that EUR 1,079 million was covered by private investors in cash and EUR 8,677 million by HFSF through the EFSF bonds already advanced to the Bank in 2012 and the Bank issued 2,274,125,874 common shares of EUR 0.30 per share. The HFSF has restricted voting rights by law. If the shares are sold by the HFSF, the new shareholders will have the same rights as other NBG common shareholders.

        According to Article 7a par.1 of the Greek Law 3864/2010, the common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Greek Company Law 2190/1920 on "sociétés anonymes". Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

        From the amount of EUR 9,756 million, EUR 682 million was credited to the common stock whereas the remaining amount of EUR 9,074 million less expenses was credited to the additional paid-in capital account.

Warrants

        According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the aforementioned capital increase of the Bank according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on June 27, 2013.

        In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase from HFSF 8.22923881005499 new shares, acquired by HFSF due to its participation in the above capital increase of Bank. The warrants do not provide voting rights to holders or owners thereof.

        The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

        The exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to EUR 4.29 plus accrued interest at an annual rate of 3% plus the margin:

  •
  1% (100 basis points) for the first year from the Issue Date;

  •
  2% (200 basis points) for the second year from the Issue Date;

  •
  3% (300 basis points) for the third year from the Issue Date;

  •
  4% (400 basis points) for the fourth year from the Issue Date; and

  •
  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (December 27, 2017) is the date of expiry of the warrants.

        After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

        After the end of the third exercise period (December 29, 2014), the warrants currently remaining in force are 245,748,459, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 2,022,322,834.

Restrictions on transfers of Bank's shares

        Transfers of the Bank's shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank's Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

        In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank's capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF's discretion, so long as all shares are disposed of within the time limits referred to above. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

        Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 - 11 of Article 3 of Law 3864/2010.

Restricted voting rights of the shares held by the HFSF

        According to Article 7a par.1 of the Greek Law 3864/2010, the common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Greek Company Law 2190/1920 on "sociétés anonymes". Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

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

Repurchase of non-cumulative, non-voting, redeemable preference shares

        On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per American Depositary Share ("ADS") upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

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

NOTE 34:    REDEEMABLE NON-CONTROLLING INTEREST

        On September 26, 2014 NBG acquired the 5.00% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from IFC pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated March 29, 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement.

        Based on the terms of the above agreement, the ordinary shares subject to the put option described above were accounted for as a redeemable non-controlling interest as described in Note 3, in accordance with ASU 2009-04 (EITF Topic D-98). The change in the redemption amount up to the date of exercise of the put option was recognized in "Accumulated Surplus/Deficit".

        A similar put and call arrangement with the EBRD with respect to 10.21% of Banca Romaneasca's share capital was settled in March 2012.

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

	2012	2013	2014
Net income/(loss) attributable to NBG shareholders	(2,537)	37	(2,477)

Net income/(loss) attributable to ordinary shareholders	(2,537)	37	(2,477)
Weighted average ordinary shares outstanding for basic earnings per share	189,872,264	1,386,902,697	3,123,422,064

Weighted average ordinary shares outstanding for dilutive earnings per share	189,872,264	1,386,902,697	3,123,422,064

Basic earnings/(losses) per share	(13.36)	0.03	(0.79)
Diluted earnings/(losses) per share	(13.36)	0.03	(0.79)

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of 1.00 Euro per share exchanged for 1 new share of 10.00 Euro per share. This adjustment is applied retrospectively to all periods presented. The adjustment for the effect of the bonus element of the share capital increase which represents the difference between the discounted issue price per share (see Note 33) and its market price upon the recent capital increase, corresponds to a factor of 1.9863, and it has been applied retrospectively to all periods presented.

        On May 10, 2014, the extraordinary General Meeting of the Bank's Shareholders approved the share capital increase by EUR 2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on May 13, 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

NOTE 36:    REGULATORY MATTERS

        Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019. CRD IV revised the definition of regulatory capital and its components at each level.

        On March 6, 2014 Bank of Greece announced the results of the BlackRock stress-test exercise as extended by Bank of Greece, and Bank of Greece's conservative assessment of the pre-provision income of the draft restructuring plan. Bank of Greece assessed the 3.5 year capital requirements (using June 30, 2013 as relevant reference date) at EUR 2,185 million, with the bulk stemming from a pessimistic and loss-making stressed scenario for Finansbank. The Bank presented a capital plan to the Bank of Greece, describing the actions it intended to take to address the capital shortfall, within the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

timing and other constraints set in April 2014 by Bank of Greece. The Bank of Greece approved this plan on April 11, 2014. This capital plan included the completed share capital increase of EUR 2,500 million (see Note 33) and certain capital actions amounting to EUR 1,040 million.

        As at November 1, 2014, all systemic Eurozone banks are under the direct supervision of the ECB (Single Supervision Mechanism—SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with December 31, 2013 as the reference date, whose results were announced on October 26, 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

        The Adverse Dynamic Balance Sheet stress test, which is based on NBG's approved Restructuring Plan, resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion. In line with ECB's guidelines, the Bank submitted on November 7, 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result (under IFRS) for the six month period ended June 30, 2014, which result in a capital surplus of more than EUR 2.0 billion and no further capital action is required.

        The capital ratios for the Group for 2013 in accordance with the 2013 applicable regulatory framework were as follows:

December 31, 2013
Common Equity	10.3%
Core Tier I	10.3%
Total	11.2%

        The capital adequacy ratios for the Group, according to the CRD IV transitional provisions in 2014, are presented in the table below:

	December 31,
	2013 Adjusted(1)	2014(2)	2014 Adjusted(3)
Common equity Tier I	10.5%	13.5%	13.6%
Tier I	10.5%	13.5%	13.6%
Total	10.6%	13.6%	13.7%

(1)
The Group's capital ratios for 2013 have been adjusted for comparability purposes in accordance with CRD IV (E.U. Regulation 575/2013) which became effective from January 1, 2014.

(2)
The December 31, 2014 figures have been calculated excluding year-end profits as per Article 26-2 of E.U. Regulation 575/2013.

(3)
The December 31, 2014 figures have been calculated including the profit for the year attributable to owners of the parent of EUR 66 million, based on regulatory reporting rules.

        On July 23, 2014, the European Commission announced the approval of the Bank's restructuring plan (the "Restructuring Plan") as submitted to the EC by the Ministry of Finance on June 25, 2014. This Restructuring Plan includes, inter alia, the sale of a minority stake in Finansbank, the sale of the Astir hotel complex, and the sale of 100% of NBGI (Private Equity).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        Article 27A, issued on October 17, 2014 (DTC Law) allows, under certain conditions, and from 2016 onwards Credit Institutions to convert Deferred Tax Asset ("DTA") (under IFRS) arising from the PSI losses and accumulated provisions for credit losses on loans existing at December 31, 2014 ("Eligible DTA") to a receivable (Tax Credit) from the Hellenic Republic. The Tax Credit will be calculated as a ratio of IFRS accounting losses over net equity before the year's losses and such ratio will be applied on the remaining eligible DTA in a given year. The Tax Credit is offsettable against income taxes payable. Any excess amount of the Tax Credit that cannot be offset against income taxes payable is immediately recognized as a receivable from the Hellenic Republic. In such case the Bank will issue conversion rights for an amount of 110% of the Tax Credit receivable in favor of the Hellenic Republic and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalized with the issuance of common shares in favor of the Hellenic Republic. This new legislation allows Credit Institutions to treat such DTA as not "relying on future profitability" according to CRD IV, and as a result such DTA are not deducted from CET1, hence improving their capital position.

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2014, the amount of DTA (under IFRS) that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 3.3 billion.

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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2013 and 2014:

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

        Other borrowed funds and Long-term debt:    Except for the long-term debt designated at fair value (see (b) below), fair value is estimated using market prices, or if such are not available, either based on the prices with which we completed tender offers with respect to these instruments, or using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

        The table below presents the carrying amount and fair value of those financial assets and liabilities not recorded on the Group's balance sheet at fair value and whose fair value is materially different from the carrying amount.

	Year ended December 31, 2013
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	3,333	3,334	171	3,163	—
Held to maturity securities	10,360	10,471	812	9,634	25
Loans at amortized cost, net of allowance	65,408	65,940	—	—	65,940
Financial Liabilities:
Deposits at amortized cost	85,312	85,356	10,155	75,201	—
Other borrowed funds	1,678	1,678	—	1,678	—
Long-term debt at amortized cost	1,772	1,747	—	1,704	43

	Year ended December 31, 2014
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,776	2,776	2,085	691	—
Held to maturity securities	10,645	10,969	1,231	9,719	19
Loans at amortized cost, net of allowance	65,374	66,135	—	—	66,135
Financial Liabilities:
Deposits at amortized cost	81,496	81,499	27,330	54,169	—
Other borrowed funds	2,310	2,298	—	2,298	—
Long-term debt at amortized cost	3,213	3,073	—	3,032	41

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

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2013	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	334	2,724	24	3,082
Debt securities issued by other governments and public sector entities	237	218	—	455
Greek treasury bills	—	2,086	—	2,086
Foreign treasury bills	52	74	—	126
Debt securities issued by foreign financial institutions	5	313	24	342
Corporate debt securities issued by Greek companies	—	20	—	20
Corporate debt securities issued by foreign companies	—	13	—	13
Equity securities issued by Greek companies	26	—	—	26
Equity securities issued by foreign companies	7	—	—	7
Mutual fund units	7	—	—	7
Derivative assets	1	3,649	21	3,671
Available-for-sale securities	2,459	3,646	280	6,385
Greek government bonds	—	1,698	265	1,963
Debt securities issued by other governments and public sector entities	2,053	603	—	2,656
Greek treasury bills	—	157	—	157
Foreign treasury bills	7	333	—	340
Debt securities issued by companies incorporated in Greece	—	407	2	409
Debt securities issued by companies incorporated outside Greece	—	448	13	461
Equity securities issued by companies incorporated in Greece	107	—	—	107
Equity securities issued by companies incorporated outside Greece	19	—	—	19
Mutual Fund units	273	—	—	273
Loans at fair value(1)	—	—	76	76
Other assets	301	70	11	382

Total Assets	3,095	10,089	412	13,596

Liabilities
Deposits at fair value(2)	—	282	—	282
Derivative liabilities	4	3,024	4	3,032
Long-term debt at fair value(1)	—	810	—	810
Accounts payable, accrued expenses and other liabilities (Securities short position)	2	64	—	66

Total liabilities	6	4,180	4	4,190

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2014	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	142	2,249	15	2,405
Debt securities issued by other governments and public sector entities	67	297	—	364
Greek treasury bills	—	1,799	—	1,799
Foreign treasury bills	61	72	—	133
Debt securities issued by Greek financial institutions	—	2	—	2
Debt securities issued by foreign financial institutions	2	38	15	55
Corporate debt securities issued by Greek companies	—	31	—	31
Corporate debt securities issued by foreign companies	—	9	—	9
Equity securities issued by Greek companies	2	—	—	2
Equity securities issued by foreign companies	7	—	—	7
Mutual fund units	3	—	—	3
Derivative assets	3	5,912	28	5,943
Available-for-sale securities	2,652	2,291	260	5,203
Greek government bonds	—	501	236	737
Debt securities issued by other governments and public sector entities	2,377	644	—	3,021
Greek treasury bills	—	168	—	168
Foreign treasury bills	—	269	—	269
Debt securities issued by companies incorporated in Greece	—	401	1	402
Debt securities issued by companies incorporated outside Greece	—	307	23	330
Equity securities issued by companies incorporated in Greece	41	—	—	41
Equity securities issued by companies incorporated outside Greece	18	1	—	19
Mutual Fund units	216	—	—	216
Loans at fair value(1)	—	—	42	42
Other assets	266	291	11	568

Total Assets	3,063	10,743	356	14,161

Liabilities
Deposits at fair value(2)	—	16	—	16
Derivative liabilities	1	6,257	5	6,263
Long-term debt at fair value(1)	—	872	—	872
Accounts payable, accrued expenses and other liabilities (Securities short position and Other insurance liabilities)	4	253	—	257

Total Liabilities	5	7,398	5	7,408

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(c)   Transfers from Level 1 to Level 2

        In 2013 and 2014, there were no transfers from Level 1 to Level 2.

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

        The Group may, sometimes, also utilize third-party pricing information and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments are categorized within the lowest level of fair value hierarchy (i.e Level 3).

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

(e)   Reconciliation of Level 3 financial instruments:

        Level 3 financial instruments at December 31, 2014 include:

  (a)
  Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivative products for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

  (b)
  Available-for-sale corporate bonds, for which the fair value was estimated based on the prices received from issuers or whose fair value is determined by the value of the underlying collateral.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2013 and 2014 including realized and unrealized gains/(losses) included in earnings and OCI.

	2013
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
	(EUR in millions)
Trading assets	33	7	—	—	(16)	—	—	—	24
Debt securities issued by foreign financial institutions	33	7	—	—	(16)	—	—	—	24
Net Derivatives	(8)	30	—	—	—	(13)	26	(18)	17
Available-for-sale securities	467	7	65	6	(182)	(22)	—	(61)	280
Greek government bonds	207	1	58	—	—	—	—	—	266
Debt securities issued by companies incorporated in Greece	75	4	(4)	6	(74)	—	—	—	7
Debt securities issued by companies incorporated outside Greece	185	2	11	—	(108)	(22)	—	(61)	7
Net Loans	—	—	—	—	—	—	76	—	76
Other assets	11	—	—	—	—	—	—	—	11
Long-term debt	600	210	—	—	—	—	—	(810)	—

	2014
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
Trading assets	24	18	—	—	—	(27)	—	—	15
Debt securities issued by foreign financial institutions	24	18	—	—	—	(27)	—	—	15
Net Derivatives	17	(10)	—	4	—	—	12	—	23
Available-for-sale securities	280	3	(31)	14	(6)	—	—	—	260
Greek government bonds	266	1	(31)	—	—	—	—	—	236
Debt securities issued by companies incorporated in Greece	7	—	—	—	(6)	—	—	—	1
Debt securities issued by companies incorporated outside Greece	7	2	—	14	—	—	—	—	23
Net Loans	76	3	—	—	—	(37)	—	—	42
Other assets	11	—	—	—	—	—	—	—	11

        Gains and losses included in net income / loss are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 2 million for the year ended December 31, 2013 and to EUR 1 million for the year ended December 31, 2014 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2014, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (1) million and EUR (1) million for trading assets and net derivatives respectively.

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

        Other transfers from Level 2 into Level 3, during 2013 and 2014, include derivative instruments for which the bilateral CVA adjustment is significant to the base fair value of the respective instruments.

        The transfer out of Level 3 in 2013 mainly relates to debt securities in issue which were valued based on market observable data instead of the price at which the Bank completed a tender offer.

  Quantitative Information about Level 3 Fair Value Measurements 2013

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	16	Price Based	Price	26.4	98.7
Debt securities issued by financial institutions incorporated outside Greece	8	Price Based	Price	24.8	28.7
Available-for-sale Greek Government bonds	265	Discounted Cash Flows	Credit Spread over 30 years	156 bps	156 bps
Available-for-sale debt securities issued by companies incorporated in Greece	2	Price Based	Price	100.6	100.6
Available-for-sale debt securities issued by companies incorporated outside Greece	13	Price Based	Price	93.8	93.8
		Collateral Based	Factor of Collateral Realization	42.0%	65.0%
Net Loans	76	Discounted Cash Flows	Credit Spread	200 bps	1500 bps

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
Net Derivatives
Interest Rate Swaps	7	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	100 bps	1000 bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0.68	0.93
Credit Derivative	(2)	Internal Model	Expected Loss Rate	0.8%	0.8%
Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	0.05	0.30
	3	Market Standard Black Scholes Model	FX pair correlation	0.28	0.68
Other assets	11	Price Based	Price	100.6	100.6

Quantitative Information about Level 3 Fair Value Measurements 2014

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	15	Price Based	Price	28.90	103.01
Available-for-sale Greek Government bonds	236	Discounted Cash Flows	Credit Spread over 30 years	612 bps	612 bps
Available-for-sale debt securities issued by companies incorporated in Greece	1	Price Based	Price	100.5	100.5

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
Available-for-sale debt securities issued by companies incorporated outside Greece	23	Price based	Price	77.2	100.4
		Collateral Based	Factor of Collateral Realization	42.0%	65.0%
Net Loans	42	Discounted Cash Flows	Credit Spread	200 bps	1,300 bps
Net Derivatives
Interest Rate Swaps	18	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	80 bps	1,000 bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0.68	0.95
Credit Derivative	(4)	Internal Model	Expected Loss Rate	1.3%	1.3%
Other Derivatives	4	Market Standard Black Scholes Model	FX pair correlation	(0.37)	0.89
	1	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	80 bps	1,000 bps
Other assets	11	Price Based	Price	100.3	100.3

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

        For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends, among other factors, on whether the Group's exposure is long or short. Due to the limited exposure of the Group to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

credit spread of these entities would result in an insignificant change in the fair value of the Group's financial instruments.

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

        For Loans to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

        The available-for-sale portfolio consists of a Greek Government debt security for which the credit spread up to its maturity is not market observable. A reasonable increase in the credit spread of the Hellenic Republic would result in a significantly lower market value for this financial instrument (see note 11).

NOTE 38:    OFFSETTING

        Financial assets and liabilities are offset and the net amount is reported in the balance sheet only if the Group holds a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts, repurchase and reverse repurchase agreements, and securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (such as bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period).

        The following table provides information on the impact of offsetting on the balance sheet of the Group, as at December 31, 2013 and 2014, as well as the financial impact of netting of instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    OFFSETTING (Continued)

a.     Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2013			December 31, 2014
	Derivative instruments(1)	Reverse repurchase agreements and securities lending transactions	Total	Derivative instruments(1)	Reverse repurchase agreements and securities lending transactions	Total
Gross amounts of recognised financial assets	3,598	39	3,637	5,892	94	5,986
Gross amounts of recognised financial liabilities set off in the balance sheet	—	—	—	—	—	—

Net amounts of financial assets presented in the balance sheet	3,598	39	3,637	5,892	94	5,986
Related amounts not set off in the balance sheet
Financial instruments	(619)	(25)	(644)	(952)	(94)	(1,046)
Cash collateral received	(943)	—	(943)	(1,421)	—	(1,421)

Net amount	2,036	14	2,050	3,519	—	3,519

(1)
Included in Derivative assets in the Group's balance sheet at December 31, 2013 and 2014.

b.     Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2013			December 31, 2014
	Derivative instruments(1)	Repurchase agreements and securities borrowing transactions	Total	Derivative instruments(1)	Repurchase agreements and securities borrowing transactions(2)	Total
Gross amounts of recognised financial liabilities	3,029	4,738	7,767	6,276	5,057	11,333
Gross amounts of recognised financial assets set off in the balance sheet	—	—	—	—	—	—

Net amounts of financial liabilities presented in the balance sheet	3,029	4,738	7,767	6,276	5,057	11,333
Related amounts not set off in the balance sheet
Financial instruments	(545)	(4,738)	(5,283)	(1,429)	(5,040)	(6,469)
Cash collateral pledged	(769)		(769)	(1,247)	—	(1,247)

Net amount	1,715	—	1,715	3,600	17	3,617

(1)
Included in Derivative liabilities in the Group's balance sheet at December 31, 2013 and 2014.

(2)
Of which, EUR 5,053 million included in Securities sold under agreements to repurchase and EUR 4 million included in Accounts payable, Accrued expenses and Other liabilities at December 31, 2014.

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

        In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established a Special Assets Unit ("SAU"), which has the overall responsibility for the management of EUR 5.7 billion loans to legal entities (end-to-end responsibility).

Global Markets & Asset Management

        Global Markets and Asset Management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SE Europe and an associate in Turkey.

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

Breakdown by business segment

12-month period ended December 31, 2012	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	940	745	(106)	71	312	1,265	138	3,365
Net fee and commission income/(loss)	88	85	(177)	6	90	400	3	495
Other	(9)	(49)	(469)	156	17	169	(148)	(333)

Total operating income/(loss)	1,019	781	(752)	233	419	1,834	(7)	3,527

Direct costs	(615)	(51)	(59)	(116)	(272)	(748)	(20)	(1,881)
Allocated costs and provisions	(1,736)	(654)	(247)	(31)	(258)	(286)	(409)	(3,621)
Share of profit of equity method investments	—	—	—	—	—	2	—	2

Profit/(loss) before tax	(1,332)	76	(1,058)	86	(111)	802	(436)	(1,973)

Segment assets as at December 31, 2012
Segment assets	25,694	14,377	19,584	3,136	9,429	24,615	6,295	103,130
Deferred tax assets and Current income tax advance								1,668

Total assets								104,798
IFRS to U.S. GAAP differences								(3,642)

U.S. GAAP total assets								101,156

Other Segment items
Depreciation & amortization(1)	13	2	3	9	32	65	107	231
Credit provisions and other impairment charges	1,436	608	227	29	255	286	312	3,153
Non- current assets additions	12	29	6	5	17	96	79	244

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income/(loss)	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85

Total operating income/(loss)	694	740	(213)	193	404	1,744	209	3,771

Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—	(4)	1	1	(3)	—	(5)

Profit/(loss) before tax	(989)	269	256	110	28	544	(397)	(179)

Segment assets as at December 31, 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,768	108,075
Deferred tax assets and Current income tax advance								2,855

Total assets								110,930
IFRS to U.S. GAAP differences								(4,089)

U.S. GAAP total assets								106,841

Other Segment items
Depreciation & amortization(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non- current assets additions	4	27	—	3	22	102	54	212

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	189	55	315	1,139	115	3,129
Net fee and commission income/(loss)	72	98	(125)	5	93	393	(5)	531
Other	23	(63)	(106)	103	14	(24)	(43)	(96)

Total operating income/(loss)	668	778	(42)	163	422	1,508	67	3,564

Direct costs	(456)	(47)	(50)	(90)	(253)	(764)	(52)	(1,712)
Allocated costs and provisions	(1,569)	(755)	(66)	(9)	(125)	(347)	(404)	(3,275)
Share of profit of equity method investments	—	—	(2)	1	1	1	—	1

Profit/(loss) before tax	(1,357)	(24)	(160)	65	45	398	(389)	(1,422)

Segment assets as at December 31, 2014
Segment assets	22,821	14,170	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance								4,546

Total assets								115,464
IFRS to U.S. GAAP differences								(7,051)

U.S. GAAP total assets								108,413

Other Segment items
Depreciation & amortization(1)	14	3	1	8	24	75	81	206
Credit provisions and other impairment charges	1,287	694	—	61	128	342	353	2,865
Non- current assets additions	5	13	32	4	37	418	340	849

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Reconciliation of Loss before tax per IFRS reported for the segments to Income/(loss) before income tax per US GAAP

	2012	2013	2014
	(EUR in millions)
Profit/(loss) before tax(*)	(1,973)	(179)	(1,422)
Hedging of Interest Rate Risk and Net Investment Hedge	(359)	559	(1,077)
Difference in loan interest income recognition	(54)	(82)	(51)
Redeemable non-controlling interests	—	—	23
Difference of equity in earnings of investees	46	—	—
Insurance reserves	32	(85)	191
Impairment of AFS securities	19	2	(5)
Bond's portfolio classification	(126)	7	25
Other	66	14	(43)

Income/(loss) before income tax	(2,349)	236	(2,359)

*
as restated in 2012 due to IAS 19 retrospective application

        Breakdown of total assets, total revenue, income/(loss) before income tax and net income/(loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue(1)	Income / (loss) before income tax	Net income / (loss) attributable to NBG shareholders
	(EUR in millions)
12-month period ended December 31, 2012
Domestic	65,928	2,410	(2,997)	(3,049)
Turkish operations	24,616	3,004	752	602
Other International	10,612	806	(103)	(90)

Group	101,156	6,220	(2,348)	(2,537)

12-month period ended December 31, 2013
Domestic	72,895	3,268	(629)	(641)
Turkish operations	23,478	3,092	830	648
Other International	10,468	691	35	30

Group	106,841	7,051	236	37

12-month period ended December 31, 2014
Domestic	70,796	1,941	(2,567)	(2,612)
Turkish operations	27,434	2,590	219	161
Other International	10,183	654	(11)	(26)

Group	108,413	5,185	(2,359)	(2,477)

(1)
Total revenue includes OTTI on available for sale securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS

(a)   Defined Contribution Plans

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

Ethniki Hellenic General Insurance Company Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement plan of EH has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3% from 20.0%. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        Total contributions to social security funds, state run plans and defined contribution plans for 2013 and 2014 were EUR 315 million and EUR 271 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

        Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan's regulation, from January 1, 2014 the Bank pays contribution of 2% only for the active employees as of December 31, 2013.

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

	2012	2013	2014
	(EUR in millions)
Service cost	14	13	13
Interest cost	20	15	14
Expected return on plan assets	(3)	(2)	(2)
Amortization of actuarial losses	11	13	11
Amortization of past service cost	—	—	1
Losses / (income) on curtailments / settlements and other expense / (income)	(3)	181	5

Net periodic pension cost	39	220	42

        In 2014, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to EUR 3 million and EUR 5 million from EH VRS that took place in the third quarter of 2014, while income of EUR 4 million relates to the Bank's VRS actual benefits paid adjustment.

        In 2013, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the voluntary retirement scheme for the Bank's employees. More specifically, on December 19, 2013, the Bank announced to its employees terms of the VRS. The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS and the total expense amounted to EUR 178 million. By taking into account the unpaid leave for these employees, the total voluntary retirement expense amounted to approximately EUR 183 million. Additionally, losses / (income) on curtailments / settlements and other expense / (income) includes the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to EUR 2 million.

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

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2012	2013	2014
Discount rate	5.1%	3.6%	3.9%
Expected return on plan assets	4.9%	3.2%	3.6%
Rate of compensation increase	2.7%	2.4%	2.1%

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2012	2013	2014
	(EUR in millions)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	301	457	597
Acquisition/ mergers of subsidiaries	—	—	1
Service cost	14	13	13
Interest cost	20	15	14
Employee contributions	5	4	3
Actuarial loss/(gain)	54	(40)	61
Adjustment for disposal and other	170	(7)	1
Benefits paid from the Fund	(37)	(21)	(24)
Benefits paid directly by the Group	(55)	(14)	(272)
Settlements/Terminations/Curtailments	(12)	190	5
Prior service cost arising over last period	(3)	—	1

PBO, end of year	457	597	400

        In 2014, the Bank paid benefits of EUR 258 million for indemnities as part of the VRS for the Bank's employees that took place in 2013.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        In 2013, Settlements/Terminations/Curtailments mainly included the additional cost of the voluntary retirement scheme for the Bank's employees. In 2012, the adjustment for disposal and other mainly relates to the implementation by the Bank of Greek Law 4046/2012 of amount EUR 170 million.

	2012	2013	2014
	(EUR in millions)
Change in plan assets:
Fair value of plan assets, beginning of year	76	69	67
Actual return on plan assets	1	—	3
Employer contributions	24	15	13
Employee contributions	5	4	3
Expenses	—	—	1
Benefits paid	(37)	(21)	(24)

Fair value of plan assets, end of year	69	67	63

        Employer contributions paid by the Group, are in excess of the EUR 6 million total expected contributions for funded plans for 2014.

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2012	2013	2014
	(EUR in millions)
Funded status, end of year	(388)	(530)	(337)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2012	2013	2014
Discount rate	3.6%	3.9%	2.7%
Rate of compensation increase	2.4%	2.1%	2.2%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2012	2013	2014
	(EUR in millions)
Projected benefit obligation	457	597	400
Accumulated benefit obligation	396	553	348
Fair value of plan assets	69	67	63

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2012	2013	2014
	(EUR in millions)
Net actuarial losses	175	132	182
Prior service cost	(2)	(2)	(2)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31 are as follows:

	2012	2013	2014
	(EUR in millions)
Net Loss / (Gain)	56	(37)	60
Prior Service Cost / (Credit)	(3)	—	1
(Gain)/Loss due to Curtailment/Settlement	—	2	4
Amortization of Losses / (Gains)	(20)	(5)	(14)
Amortization of Prior Service Cost	—	—	(1)

Total recognized on Other comprehensive (income) / loss	33	(40)	50

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2015 are NIL of prior service cost and EUR 13 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

					2015
	2013		2014
					Proportion range
	Amount	Proportion	Amount	Proportion
	(EUR in millions)		(EUR in millions)
Cash and due from banks	2	3%	2	3%	0%–3%
Other	65	97%	61	97%	90%–97%

Total	67	100%	63	100%

        Other relates mainly to assets of Deposit administration fund ("DAF") policies issued by the Group's main insurance company EH. DAF assets and deposits are measured at the fund balance plus any accrued return to policyholders.

        Benefit payments projected to be made from the defined benefit plans are as follows:

Benefit payments projected
(EUR in millions)
Expected Benefits next year	36
Expected Benefits in 2 Yrs	15
Expected Benefits in 3 Yrs	20
Expected Benefits in 4 Yrs	16
Expected Benefits in 5 Yrs	12
Expected Benefits in 6th to 10th Yr	129

        In 2015, the Group is expected to make EUR 8 million in contributions to funded plans and pay EUR 36 million in retirement indemnities.

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

        No expense was recognized during 2012, 2013 and 2014.

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income attributable to NBG shareholders, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available- for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in millions)
Balance, January 1, 2012	(1,524)	(309)	(106)	(1,939)
Other comprehensive income before reclassifications	130	585	(30)	685
Amounts reclassified from accumulated other comprehensive income	—	(28)	(1)	(29)

Net current-period other comprehensive income	130	557	(31)	656

Balance, December 31, 2012	(1,394)	248	(137)	(1,283)
Other comprehensive income before reclassifications	(1,285)	(1)	(155)	(1,441)
Amounts reclassified from accumulated other comprehensive income	—	(63)	191	128

Net current-period other comprehensive income	(1,285)	(64)	36	(1,313)

Balance, December 31, 2013	(2,679)	184	(101)	(2,596)
Other comprehensive income before reclassifications	174	9	(54)	129
Amounts reclassified from accumulated other comprehensive income	—	(91)	11	(80)

Net current-period other comprehensive income	174	(82)	(43)	49

Balance, December 31, 2014	(2,505)	102	(144)	(2,547)

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2013

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2014

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Unrealised gains and losses on available-for-sale securities
	23	Interest income: Securities available-for-sale
	100	Net realised gains / (losses) on sale of available-for-sale securities
	(5)	Other-Than-Temporary-Impairment

	118	Total before tax
	(27)	Income tax expense

	91	Net of tax

Amortization of defined benefit pension items
Prior service costs	(1)
Actuarial loss	(11)

	(12)	Total before tax
	1	Income tax benefit

	(11)	Net of tax

Total reclassifications for the period	80

NOTE 43:    FOREIGN EXCHANGE POSITION

        At December 31, 2014, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 34,150 million (EUR 31,263 million for 2013 and EUR 33,578 million for 2012) and EUR 28,498 million (EUR 25,370 million for 2013 and EUR 26,121 million for 2012), respectively.

NOTE 44:    POST BALANCE SHEET EVENTS

        Post balance sheet events are described in the following notes:

  •
  Note 3: Summary of Significant Accounting Policies—Going Concern

  •
  Note 4: Mergers, acquisitions, disposals and new entities established

  •
  Note 17: Long-lived assets held for sale and liabilities directly associated with long lived assets held for sale

  •
  Note 18: Hellenic Republic Bank Support Plan

  •
  Note 25: Long term debt

  •
  Note 31: Income tax (expense)/ benefit