Form 20-F
period 2015-12-31
NATIONAL BANK OF GREECE SA
filed 2016-05-16
CIK 1096061

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

American Depositary Shares, each representing one ordinary share
Ordinary shares*

* Not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2015, the close of the period covered by the annual report:

9,147,151,527 Ordinary Shares of nominal value EUR 0.30 per share

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

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "EUR", "Euro" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as at January 1, 2001. All references to the "Eurozone" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on EU signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "RSD" are to Serbian dinars, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = 0.8740, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on Friday, April 29, 2016. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian Lei and Serbian dinar are: South African rand 14.2355 per US$1.00, Macedonian dinars 54.8420 per US$1.00, Bulgarian leva 1.7365 per US$1.00, Romanian lei 3.9262 per US$1.00 and Serbian dinars 107.2553 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2015	0.9468	0.9069
December 2015	0.9458	0.9070
January 2016	0.9308	0.9121
February 2016	0.9201	0.8801
March 2016	0.9221	0.8780
April 2016	0.8898	0.8740

        The following table sets forth the average exchange rates between the euro and the U.S. dollar and the euro for each of the five years ended December 31, 2011, 2012, 2013, 2014 and 2015 and for the current annual period through April 29, 2016. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro
2011	0.7178
2012	0.7777
2013	0.7530
2014	0.7520
2015	0.9012
2016 (up to April 2016)	0.8998

Special Note Regarding Forward-Looking Statements

        This Annual Report includes forward- looking statements. Such items in this Annual Report include, but are not limited to, statements made under Item 3.D, "Risk Factors", Item 4.B, "Business Overview" and Item 5, "Operating and Financial Review and Prospects". Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Annual Report, could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. The following factors are among those that may cause actual results to differ materially from our forward-looking statements.

  •
  Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis;

  •
  The implementation of the new financial support program for Greece adopted in August 2015 (the "Third Program") may not lead to the intended return of the economy to sustainable growth;

  •
  On-going and future domestic political uncertainty;

  •
  Continuing low liquidity and the continued capital controls in Greece;

  •
  Our ability to obtain funding in the capital markets and are heavily dependence on funding through the European Central Bank ("ECB") and Bank of Greece, through the ELA, (which could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral);

  •
  Deteriorating asset valuations resulting from poor market conditions;

  •
  Continuing high outflows of funds from customer deposits;

  •
  The Finansbank transaction may not close or regulatory approval for the repayment of the contingent convertible securities ("CoCos") may not be obtained;

  •
  The sufficiency of our level of capital if economic conditions in Greece do not improve or if they deteriorate further;

  •
  Our need for additional capital and liquidity as a result of regulatory changes;

  •
  Future downgrades of the Hellenic Republic's credit rating;

  •
  A default by the Hellenic Republic;

  •
  Continuing recognition of deferred tax assets ("DTAs") under International Financial Reporting Standards as endorsed by the EU ("IFRS") as regulatory capital;

  •
  Accounting losses in future years, requiring the conversion of its eligible deferred tax assets ("Eligible DTAs" or "DTCs") into Tax Credits;

  •
  Our ability to continue as a "going concern";

  •
  Constraints to our operational autonomy as a recipient of State Aid;

  •
  The ability of the Hellenic Financial Stability Fund ("HFSF") and the Hellenic Republic to exercise significant influence over our operations;

  •
  Increases in non-accruing loans;

  •
  Disruptions and volatility in the global financial markets;

  •
  Market fluctuations and volatility which affect our trading and investment activities;

  •
  Competition from Greek and foreign banks;

  •
  The loss of senior management and the inability to recruit or retain experienced and/or qualified personnel;

  •
  Fraud and illegal activities of any form;

  •
  Future pension and post-employment benefit liabilities;

  •
  Our assumptions, judgments and estimates may change over time or may not be accurate, impacting the value of certain financial instruments recorded at fair value;

  •
  Devaluation of any of the currencies in which we operate;

  •
  Increasing risk of continually evolving cyber-security or other technological risks;

  •
  Material weaknesses in our disclosure controls and procedures and internal control over financial reporting ("ICFR") under U.S. GAAP;

  •
  Increasingly complex regulation which may increase our compliance costs and capital requirements;

  •
  Proposed EU regulation on mandatory separation of certain banking activities;

  •
  Our ability to receive payments on past due loans (due to anticipated changes in laws governing the bankruptcy of individuals and regulations governing creditors' rights in Greece and various Southeastern Europe ("SEE") countries);

  •
  Changes in consumer protection laws limiting the fees that we may charge in certain banking transactions;

  •
  Political, governmental or macroeconomic risks in our SEE operations;

  •
  The implementation of the proposed EU Financial Transactions Tax; and;

  •
  Our loan portfolio may continue to contract;

  •
  Our ability to continue to satisfy the continued listing eligibility criteria of the listing rules of the Athens Exchange ("ATHEX") if additional capital is provided by HFSF;

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

RECENT DEVELOPMENTS

        Progress in finalizing the first review of the Third Program was made in the Eurogroup meeting of May 9, 2016 following the introduction of legislation by the Greek government consisting of a policy package of new fiscal measures amounting to 3 per cent. of GDP, including pension and personal income tax reforms (source: Eurogroup Statement on Greece, May 9, 2016), and a further agreement with the Eurogroup on additional legislation and additional actions to be taken by the Greek government for completing the review by the end of May 2016. The Eurogroup stated that "it stands ready to support the disbursement of the second tranche of the ESM program" amounting to EUR 5.7 billion in June 2016 and/or early in the third quarter of 2016 following full implementation of the actions agreed between the Greek government and the Eurogroup. These developments are expected to contribute to an improvement in financial conditions in Greece in the third quarter of 2016. The Eurogroup has also stated that it stands ready to consider, if necessary, "possible additional debt measures aiming at ensuring that Greece's refinancing needs are kept at sustainable levels in the long-run. These measures will be conditional upon full implementation of measures agreed in the context of the Third Program, and will be considered after the completion of the first review, once all prior actions have been fully implemented" (Eurogroup Statement on Greece, May 9, 2016).

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.  Selected Financial Data

        The following information as at, and for the years ended, December 31, 2011 through 2015 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited U.S. generally accepted accounting principles ("U.S. GAAP") financial statements and the notes thereto as at December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

        Our selected financial and operating data for the twelve months ended December 31, 2015 have been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank in accordance with ASC 205-20 "Discontinued Operations". The selected historical financial data for the years 2014, 2013, 2012 and 2011 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets comprise Finansbank A.S., the NBGI Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.:

  •
  Finansbank A.S.:  On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank (the "Finansbank Transaction"). On December 21, 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the transaction, which is also in line with the relevant commitment included in the Restructuring Plan approved by the Directorate General for Competition on December 4, 2015("Revised Restructuring Plan") (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's 2015 Capital Plan and satisfies the relevant commitment in the Revised Restructuring Plan. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift that has a major effect on the Group's operations and financial results.

  •
  NBGI Private Equity Funds:  On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to dispose of 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and

    Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's 2015 Capital Plan and satisfies the relevant commitment in the 2015 Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in the Private Equity Funds qualifies to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

  •
  Astir Palas Vouliagmenis S.A.:  On February 10, 2014 Jermyn Street Real Estate Fund IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement (the "Astir SPA") was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ("HRADF") in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is a special purpose vehicle ("SPV"), 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the "Plan") in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the Astir SPA. The relevant consultation period (as per the current Astir SPA terms) began on May 11, 2015 and was extended to December 31, 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the Astir SPA dated December 31, 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non-current assets held for sale in accordance with ASC 360 10 45 11 "Long Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

	Year ended December 31,
	2011	2012	2013	2014	2015	2015(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	4,232	3,400	2,824	2,580	2,256	2,580
Total interest expense	(1,645)	(1,598)	(1,262)	(979)	(760)	(870)

Net interest income before provision for loan losses	2,587	1,802	1,562	1,601	1,496	1,710
Provision for loan losses	(3,555)	(2,059)	(633)	(1,835)	(3,298)	(3,773)

Net interest income after provision for loan losses	(968)	(257)	929	(234)	(1,802)	(2,063)

Non-interest income / (loss)
Credit card fees	50	45	40	39	48	55
Service charges on deposit accounts	26	26	28	29	26	30
Other fees and commissions	304	288	311	312	274	314
Net trading loss	(1,711)	(1,105)	114	(1,091)	215	246
Equity in earnings of investees and realized gains/(losses) on disposals	9	13	10	8	5	6
Income from insurance operations(5)	728	580	514	508	477	546
Other income	322	83	277	165	129	147

Total non-interest income / (loss) excluding gains / losses on investment securities	(272)	(70)	1,294	(30)	1,174	1,344

Net gains/(losses) on available-for-sale securities	(50)	318	189	96	2	2
OTTI of available-for-sale securities and held-to-maturity securities (of which NIL was recognized through AOCI)	(9,174)	(410)	(286)	(6)	(36)	(41)

Net gains / (losses) on investment securities	(9,224)	(92)	(97)	90	(34)	(39)

Total non-interest income / (loss)	(9,496)	(162)	1,197	60	1,140	1,305

	Year ended December 31,
	2011	2012	2013	2014	2015	2015
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(1,108)	(1,021)	(1,128)	(818)	(806)	(922)
Depreciation of premises and equipment	(85)	(74)	(69)	(67)	(65)	(74)
Amortization of intangible assets	(62)	(67)	(58)	(53)	(59)	(68)
Impairment of goodwill	(419)	(123)	(9)	(58)	(221)	(253)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(999)	(457)	(531)	(256)	(306)	(350)
Summary other(2)	(1,352)	(901)	(890)	(1,153)	(1,183)	(1,354)

Total non-interest expense	(4,025)	(2,643)	(2,685)	(2,405)	(2,640)	(3,021)

Income / (loss) before income tax	(14,489)	(3,062)	(559)	(2,579)	(3,302)	(3,779)
Income tax expense	(354)	(50)	(20)	(63)	(42)	(48)

Income / (loss) from continuing operations	(14,843)	(3,112)	(579)	(2,642)	(3,344)	(3,827)
Income / (loss) from discontinuing operations	336	595	648	169	(5,123)	(5,862)

Net income / (loss)	(14,507)	(2,517)	69	(2,473)	(8,467)	(9,689)
Less: Net income attributable to the non-controlling interest	(32)	(20)	(32)	(4)	3	3

Net income / (loss) attributable to NBG shareholders	(14,539)	(2,537)	37	(2,477)	(8,464)	(9,686)
Basic and diluted EPS—Net income / (loss) from continuing operations(3)(4)	(1,174.64)	(245.66)	(6.24)	(12.67)	(2.89)	(3.31)
Basic and diluted EPS—Net income / (loss)(3)(4)	(1,149.32)	(200.46)	0.40	(11.90)	(9.41)	(10.77)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.874 on April 29, 2016. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premiums ceded.

(3)
The weighted average number of common shares take into account the reverse split of 1 new share for 10 existing shares in April 2013, the issue of new shares in June 2013, the issue of 1,136,363,637 in May 2014, the reverse split of 1 new share for 15 existing shares in December 2015 and the issue of 8,911,608,218 new shares.

(4)
The restatement reflects the reverse split of 1 new share for 15 existing shares in 2015.

(5)
"Income from insurance operations" in financial statement included in "Other non-interest income".

	As at December 31,
	2011	2012	2013	2014	2015	2015(1)
	EUR	EUR	EUR	EUR	EUR	USD
			Restated	Restated
	(in millions)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,283	1,674	1,343	2,107	1,436	1,643
Deposits with Central Bank	2,037	1,063	1,204	1,065	1,059	1,212
Securities purchased under agreements to resell	386	75	38	24	10	11
Interest bearing deposits with banks	3,284	2,831	3,240	2,711	2,432	2,783
Trading assets	2,922	5,406	3,008	2,386	2,484	2,842
Available-for-sale securities	5,821	4,096	4,480	3,319	6,227	7,125
Held to maturity securities	1,002	356	9,376	9,337	9,292	10,632
Loans	62,681	57,760	57,664	56,068	54,996	62,924
Less: Allowance for loan losses	(6,105)	(6,650)	(7,137)	(8,792)	(11,775)	(13,473)

Net loans	56,576	51,110	50,527	47,276	43,221	49,451
Long-lived assets classified as held for sale	21,678	25,970	25,082	29,286	24,759	28,328
Summary other assets(2)	8,478	8,575	8,479	10,650	9,012	10,312

Total assets	103,467	101,156	106,777	108,161	99,932	114,339

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits excluding interbank deposits	47,164	45,127	50,087	50,329	42,785	48,953
Interbank deposits	32,259	32,106	22,049	15,777	24,779	28,351

Total deposits	79,423	77,233	72,136	66,106	67,564	77,304
Securities sold under agreements to repurchase	742	375	3,499	3,587	101	116
Long-term debt	2,244	1,199	1,460	2,385	1,596	1,826
Contingently convertible debt	—	—	—	—	2,040	2,334
Liabilities directly associated with long-lived assets classified as held for sale	15,649	19,077	19,032	22,719	23,650	27,060
Summary other liabilities(3)	9,314	9,064	8,034	10,927	9,311	10,653

Total liabilities	107,372	106,948	104,161	105,724	104,262	119,293

Redeemable non-controlling interest—Temporary equity	283	257	250		—	—
PERMANENT EQUITY
Preferred stock, (25,000,000 shares of par value of EUR 0.30 each at 2010, 2011 and 2012 and 12,639,831 shares of par value of EUR 0.30 each at 2013 and 2014 and 70,000,000 shares of par value EUR 5.00 at 2010 and 270,000,000 shares of par value EUR 5.00 each at 2011, 2012, 2013 and 2014, respectively)	1,358	1,358	1,354	1,354	—	—
Common stock	4,780	4,780	719	1,060	2,744	3,140
Additional paid-in capital	4,090	4,079	17,858	19,918	21,740	24,874
Accumulated other comprehensive income/(loss)	(1,940)	(1,283)	(2,596)	(2,547)	(2,994)	(3,426)
Treasury stock, at cost	—	—	(2)	—	(1)	(1)
Accumulated surplus / (deficit)	(12,547)	(15,037)	(15,006)	(17,387)	(25,851)	(29,578)

Total NBG shareholders' equity / (deficit)	(4,259)	(6,103)	2,327	2,398	(4,362)	(4,991)

Non-controlling interest	71	54	39	39	32	37

Total liabilities and equity	103,467	101,156	106,777	108,161	99,932	114,339

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.874 on April 29, 2016. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

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

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2011	2012	2013	2014	2015
	(%)
Return on assets(1)	(15.07)	(3.43)	(0.70)	(3.17)	(4.18)
Return on equity(2)(4)	(874.66)	—	—	(111.98)	—
Average equity to average assets(3)(4)	1.72	—	—	2.83	—

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

(4)
Ratios not presented where average shareholder's equity for the period is negative.

        For exchange rate information, see "Introduction—Currency and Financial Statement Presentation".

  Non GAAP measures

        This Annual Report contains references to certain measures which are not defined by U.S. GAAP, namely "deposits excluding interbank deposits", "total assets excluding long-lived assets classified as held for sale" and "total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale".

        The Group defines "deposits excluding interbank deposits" as "Total deposits" deducting "Interbank deposits". The Group uses this non-GAAP financial measure in order to enhance the comparability of its financial performance between reporting periods, particularly in light of increased funding from the Eurosystem resulting from the pressure experienced by the Hellenic Republic in its public finances.

        The Group defines "total assets excluding long-lived assets classified as held for sale" as "Total assets" deducting "Long lived assets classified as held for sale" and "total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale" as "Total liabilities" deducting "Liabilities directly associated with long-lived assets classified as held for sale".

        The Group uses the non-GAAP financial measures "total assets excluding long-lived assets classified as held for sale" and "total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale" in order to enhance the comparability of its financial performance between reporting periods and because excluded long-lived assets classified as held for sale and liabilities directly associated with those assets are not indicative of Group's future performance.

        These financial measures are not determined in accordance with U.S. GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with U.S. GAAP. For a reconciliation of these metrics to the reported assets and liabilities, see the table below.

	As at December 31,
EUR (in millions)	2013	2014	2015
Total deposits	72,136	66,106	67,564
Less: Interbank deposits	22,049	15,777	24,779
Deposits excluding interbank deposits	50,087	50,329	42,785
Total assets	106,777	108,161	99,932
Less: Long lived assets classified as held for sale	25,082	29,286	24,759
Total assets excluding long-lived assets classified as held for sale	81,695	78,875	75,173
Total liabilities	104,161	105,724	104,262
Less: Liabilities directly associated with long-lived assets classified as held for sale	19,032	22,719	23,650
Total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale	85,129	83,005	80,612

Dividends

        On June 23, 2011, the Bank's General Meeting of Shareholders approved the non-payment of dividends to ordinary shareholders as a result of the Bank's participation in the Hellenic Republic Bank Support Plan, as well as the non-payment of dividends to holders of our non-cumulative non-voting redeemable preference shares (the "U.S. Preference Shares") and to the Hellenic Republic, as sole holder of the 70 million preference shares issued as part of our participation in the Hellenic Republic Bank Support Plan (the "Greek State Preference Shares"), in accordance with the Bank's Articles of Association, Greek Law 3965/2011 and the provisions of article 44a in combination with articles 42c and 43 of the Company Law 2190/1920, which prohibit the payment of dividends in the absence of sufficient distributable funds.

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

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 19, 2015, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        The Bank does not expect to propose the distribution of dividends for the year ended December 31, 2015 to the annual Ordinary General Meeting of the Bank's Shareholders, in compliance with provisions of articles 44a of Greek Company Law 2190/1920.

        Following the issuance of the CoCos on December 9, 2015 (see Note 25), the Bank is not allowed to pay dividends to holders of its ordinary shares if the Bank's Management has decided not to pay interest to holders of the CoCos on the previous interest payment date.

B.  Capitalization and Indebtedness

        Not applicable.

C.  Reasons for the Offer and Use of Proceeds

        Not applicable.

D.  Risk Factors

        If you are considering purchasing our ordinary shares or American Depositary Receipts ("ADRs"), you should carefully read and consider all the information contained in this document, including the risk factors set out below, prior to making any investment decision. If any of the events described below actually occur, our business, results of operations and financial condition could be materially adversely affected, and the value and trading price of our ordinary shares or ADRs may decline, resulting in a loss of all or a part of any investment in our ordinary shares or ADRs. Furthermore, the risks described below are not the only risks we face. Additional risk factors which are not currently known or are currently believed to be immaterial may also have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Hellenic Republic Economic Crisis

Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis have had and may continue to have an adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2015, 79.0% of our net interest income before provision for loan losses and as at December 31, 2015, 87.0% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 3.2 billion of Greek government bonds and Greek treasury bills represented, as at December 31, 2015, 4.3% of our total assets excluding long-lived assets classified as held for sale and 18.4% of our trading and investment debt securities. Accordingly, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece. Additionally, as we are in the process of disposing of our 99.81% stake in Finansbank A.S. together with our 29.87% stake in Finans Leasing S.A. (together, the "Turkish Operations") (see "—Risks Relating to Our Business—The sale of Finansbank pursuant to the Revised Restructuring Plan will result in the loss of a business which has historically represented a significant portion of our consolidated operations and profit"), our future operations will be less diversified and our remaining operations will have a significantly greater exposure to Greece as a percentage of our overall business.

        Following seven years of recession in the period 2008-2015, the still challenging economic and business environment in Greece has had and continues to have significant adverse consequences on the Group. The Greek economy re-entered recession in 2015 following a mild recovery in 2014, mainly due to uncertainty, the significant external liquidity shortages and the need for implementing new fiscal adjustment measures following the agreement on a new program for financial support in August 2015. In view of the severe economic uncertainty that appeared to threaten the continued membership of the Hellenic Republic in the European Monetary Union and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 (Source: European Commission's proposal for a council implementation decision on granting short term European Union financial assistance to Greece under a new program from the European Stability Mechanism ("ESM"). On August 19, 2015 the Hellenic Republic entered into a Memorandum of Understanding ("MoU") with the European Commission and the ESM for the provision of further stability support accompanied by a third economic adjustment program (the "Third Program").While the Third Program was intended to set the groundwork for a sustainable reduction in uncertainty—by effectively minimizing the "Grexit risk" in the summer of 2015—and a gradual normalization of liquidity conditions, the short-term implementation challenges and macroeconomic risks remain significant. The Greek economy showed signs of considerable weakening in the second half of 2015, with tight liquidity conditions and additional fiscal drag from a first set of fiscal measures implemented in this period weighing on economic performance. Recent surveys of coincident and forward looking indicators suggest a bottoming out of business confidence at the very low levels experienced during the third quarter of 2015, but consumer confidence showed further signs of significant weakening (Source: EL.STAT. and European Commission Business and Consumer Surveys, April 2016), exemplifying the downside risk for economic activity in early 2016.

        In particular, economic and financial conditions in Greece have been particularly challenging in 2015 and continue to affect economic performance in the first months of 2016 as:

  •
  in a weakening economic environment financial institutions have further reduced their lending activities and the additional fiscal adjustment measures that have been imposed by the Greek government, to ensure the achievement of the Third Program targets, adversely impacted private sector spending, credit demand and economic growth in the near-term;

  •
  the Greek economy re-entered recession in 2015 with real GDP declining by 0.3% year-over-year (Source: EL.STAT, Quarterly National Accounts Press Release, February 2016) compared with previous official projections for economic growth of 2.5% in February 2015 and 0.5% in May 2015 (Source: European Commission Winter and Spring Economic forecasts, February and May 2015, respectively). Accordingly, GDP growth forecasts for 2016 have been revised by the European Commission from growth of 2.9% year-over-year in May (Source: European Commission, Spring forecast, May 2015) to a recession of 1.3% in August (Source: European Commission, Debt Sustainability Analysis, August 2015);

  •
  similarly, the annual unemployment rate is expected to decline to 24% in 2016 (Source: European Commission Winter 2016 forecasts, February 2016) compared with initial estimates for a decline to 23.2% this year (Source: European Commission, Spring forecast, May 2015);

  •
  pressure on house prices continued in 2015 with the annual decline reaching 5.1% year-over-year, bringing the cumulative peak-to-end-2015 reduction in house prices to 41.5% year-over-year (Source: Bank of Greece, Bulletin of conjectural indicators, February 2016);

  •
  real GDP contracted by 1.2% year-over-year in the second half of 2015 following six consecutive quarters of positive annual growth, whereas retail trade volume contracted by 2.2% year-over-year in January 2016, exemplifying, along with the further weakening of consumer confidence, the significant near-term risks for economic activity in 2016; and

  •
  renewed pressures on Greek sovereign bond valuations were observed in late-2015 and in the first quarter of 2016 with spreads over the German bund above their average during the period from September to December 2015, when yields declined following the agreement on the Third Program (Source: Bloomberg database). This trend is indicative of a still high country-specific premium assigned to the Greek assets.

        Such conditions have resulted in and continue to exert pressures on private sector consumption, delay investments and capital spending decisions and, together with capital controls, weaken liquidity-generation capacity of the economy and discourage the return of withdrawn bank deposits to the system. Our business activities are dependent on the level of banking, finance and financial products and services it offers, as well as customers' capacity to repay their liabilities. In particular, the levels of savings and credit demand are heavily dependent on customer confidence, employment trends and the availability and cost of funding. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

        Prospective new fiscal revenue generating measures and an increase in effective burden from value added, personal and corporate taxes could impose further constraints on economic activity and result in weakening prospects for growth in future years as a result of conditions imposed by the Institutions as part of the first review of the Third Program. For example, reforms adopted by the Greek government pursuant to the Third Program include increases in value-added tax ("VAT") rates applicable to a range of goods and services since July 2015 and higher effective corporate and personal income taxes, which are generally associated with a dampening of economic and consumer behavior and may have the effect of slowing growth when fully applied in 2016, and the introduction of a contingency adjustment mechanism, to be implemented by the end of -May 2016, that is intended to result in automatic spending cuts if there is objective evidence of a failure to meet the annual primary surplus targets in the program (3.5% of GDP in the medium-term).

        The above measures and/or other fiscal measures—such as increases indirect taxes, increases in employers and employees social security contributions, additional government spending cuts and raising of other financial levies—which are going to be implemented under medium-term fiscal strategy for 2016-2018 could have an adverse effect on the Group and the financial sector as a whole. For further information, see "—The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth, which could result in weakening prospects for the Group." These risks are compounded by a significant tightening in liquidity conditions and the impact of capital controls on the banking system, as described under "—Low liquidity and the imposition of capital controls in Greece has had, and may continue to have, a material adverse impact on the economy and the banking sector, including our business and prospects" and "—Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not further exacerbate political uncertainty", respectively.

The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth, which could result in weakening prospects for the Group.

        Over the past five years, the Hellenic Republic has undertaken significant structural measures intended to restore competitiveness and promote economic growth in Greece through the financial support programs agreed with the International Monetary Fund (the "IMF"), the ECB and the EU (collectively, the "Institutions"). A program was initially agreed in May 2010 (the "First Program") and was renewed by way of a second economic adjustment program in March 2012 and further amended pursuant to Eurogroup decisions of November 2012 (the "Second Program"). The First Program and the Second Program established, through related financial facility agreements signed between the Hellenic Republic, the participating Eurozone countries, the European Financial Stability Facility ("EFSF") and the IMF, financing intended to fully cover the Hellenic Republic's external financing needs until the end of 2014, conditioned on the implementation of a number of fiscal adjustment policies and growth enhancing structural reforms. On December 8, 2014, the Eurogroup announced a "technical extension" of the EU side of the Second Program to the end of February 2015. On February 20, 2015, the Eurogroup agreed to a four month extension of the Master Financial Assistance Facility Agreement ("MFFA") underpinning the Second Program.

        The First Program and the Second Program were conditional on the adoption by the Hellenic Republic of fiscal austerity measures designed to significantly reduce public spending that were widely perceived as leading to rising social and political opposition, while failing to achieve the long-term sustainability of Greece's debt burden. The success of these measures has been questioned as government debt as a percentage of GDP was projected to remain very high (approaching 179% of GDP in 2015) according to the latest preliminary projections of European Commission (Source: European Commission, Winter, February 2016, forecasts). Pressures arising from the fiscal effort to achieve a large primary budget surplus in the Greek government budget, accumulated policy fatigue and potential emergence of social tensions, delays in the implementation of the structural reform agenda of these programs as regards the provision of additional concessions to ensure public debt sustainability (such as lower interest rate and longer maturities of EFSF and bilateral loans from other Eurozone member states to Greece), delays in the implementation of official creditors' commitments and uncertainty over sufficient medium-to-long term financing for the country have had an increasingly adverse effect on economic and financial conditions in Greece over the past five years leading up to the summer of 2015.

        The inability of the Greek government and the Institutions to agree on a modified version of economic conditions with less austerity and the provision of additional financing under a revised version of the Second Program, culminated in the expiry of the Second Program on June 30, 2015, without a replacement financial assistance program in place to secure necessary funding for the Hellenic Republic to be able to meet its imminent external payment obligations in July and August 2015. On June 30, 2015, the Hellenic Republic defaulted on its payment obligations to the IMF in respect of a EUR 1.5 billion repayment, which has since been paid.

        In response to the fear of an outright bank run the Greek government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, 2015 and applied specific restrictions on banking and other financial transactions (jointly referred to as "capital controls" (Source: Bank of Greece, Act of Legislation, June 28, 2015), with a view to protecting financial and macroeconomic stability. On August 19, 2015 the Hellenic Republic entered the MoU with the European Commission and the ESM for the provision of further stability support accompanied by the Third Program.

        The Third Program is intended to cover the Hellenic Republic's external financing needs until mid-2018 and to encourage the return to a sustainable growth path for the country. Nevertheless, it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic without further debt relief from the EU and the IMF. Such debt relief would likely involve a significant degree of direct or indirect official sector involvement, to reduce Greece's debt obligations to the IMF and the Eurozone. However, as the provision of additional debt relief to the Hellenic Republic by the official borrowers is conditioned on successful progress in program implementation (Eurogroup Statement on Greece, May 9, 2016), delays or inefficiencies in implementation of agreed measures and reforms could increase economic and financial uncertainty, and/or increase the risk of a default on the Hellenic Republic's debt and lead to the reemergence of scenarios of suspension of Greece's participation in the euro area.

        Even if the Third Program framework successfully leads to debt relief, confidence may not be restored in the Greek banking sector, and the Greek economy may not achieve the sustained and robust growth that is necessary to ease the current financial constraints of the Hellenic Republic, restore the internal liquidity generation capacity of the Greek economy or re-open the private financial markets in the near-to-medium term. Consequently, the application of the Third Program may not result in returning the Greek economy to a path of sustainable growth or bring the ongoing domestic deleveraging and deflation processes to an end. For example, pursuant to the initiative to close the fiscal gap for the period from 2015 to 2018, an increase in VAT rates was effected in the third quarter of 2015 across a range of goods and services. As sales tax increases generally have the effect of subduing spending and consumption, this is expected to impose additional downside risks on the economic outlook and financial conditions in Greece. Additionally, it is possible that various interest groups and factions may raise objections to measures of the Third Program with which they disagree—for instance, changes to sales tax rates—and such disagreement may cause delays or deviations from the measures that have been agreed in principle under the Third Program.

        If the Third Program fails to restore growth to the Greek economy or proves to temper economic growth as a result of austerity policies or measures which are more stringent than is optimal to facilitate sustainable growth, the resultant low or negative economic growth could have a material adverse impact on the Bank's business, results of operations, financial condition or prospects.

Moreover, if additional corrective measures are required to close Greece's fiscal gap, this could impose further constraints on economic activity and result in weakening prospects for growth in future years. In this context in the Eurogroup meeting of May 9, 2016 the Greek government agreed with the euro area partners the introduction of a contingency adjustment mechanism, which is planned to be legislated by end-May to ensure that spending cuts would be automatically implemented if there is objective evidence of a failure to meet the annual primary surplus targets in the program (3.5% of GDP, in the medium-term). Activation of such spending cuts in the future could give rise to further recessionary pressure and political tensions.

Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not further exacerbate political uncertainty.

        Economic and financial conditions in Greece remain very sensitive to the progress in implementation of the Third Program and to international financial conditions, as evidenced by the increase in Greek government bond yields since late 2015. A significant driver of this deterioration in mid-2015 was the protracted and ultimately unsuccessful series of renegotiations of the Second Program between the Hellenic Republic and the Institutions that took place from the third quarter of 2014 to the second quarter of 2015.

        After a presidential election held by the Greek parliament on December 29, 2014, in which no presidential candidate was able to secure the majority vote required to become elected, the parliament was dissolved and a "snap" parliamentary election was held on January 25, 2015. This election resulted in the formation of a new coalition government led by Syriza. The newly-elected Greek government attempted to renegotiate Greece's relationship with its official creditors, agree a more gradual fiscal adjustment, with less austerity measures, and secure additional debt relief from the official sector. These negotiations delayed the implementation of remaining structural reforms under the Second Program and the disbursement of related official financing and contributed to an increase of uncertainty.

        In June 2015, the Greek Government announced that a public referendum would be held on July 5, 2015, on a provisional draft financial assistance plan proposed by the Eurogroup. In combination with a standstill in the negotiations with lenders and the Hellenic Republic being in arrears on its indebtedness held by the IMF from the end of June 2015, the Institutions decided to let the Second Program expire on June 30, 2015, while the ECB imposed a freeze on the Greek banking system's level of access to the Eurosystem liquidity provision mechanisms, including the ELA. Capital controls were imposed from June 28, 2015 in conjunction with a bank holiday that lasted until July 19, 2015 while a final round of negotiations with official lenders ultimately led to the agreement on, and signing of, the Third Program. In September 2015, a new snap election—the second in 2015—led again to a coalition Government led by Syriza.

        The above developments translated into downward pressure on economic activity indicated by GDP trends in the second half of 2015, including a contraction of 1.2% year-over-year (source: EL.STAT, Quarterly National Accounts Press Release, February 2016). Moreover negotiations for the conclusion of the first review of the Third Program that started in January 2016 were not completed by the date of this Annual Report and consequently, related program financing has not been disbursed according to the original planning.

        Uncertainty about the Hellenic Republic's ability to meet the medium-term conditions to assistance under the Third Program and attain debt sustainability and economic growth remains high. This in turn has continued to exert pressures on the liquidity position of the Greek banking system, as well as on Greek banks' portfolio quality, and this uncertainty is likely to continue for some time, which could have a material adverse effect on the Bank and other financial institutions whose profits are derived from the country's banking sector. See "—Continuing high outflows of funds from customer deposits could cause an increase in the Group's costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects."

        The Third Program also includes objectives designed to restore fiscal sustainability, restore growth, competitiveness and investment and modernize the efficiency of the public sector and the governance of institutions. As of the date of this Annual Report, it is uncertain whether the majority of these measures will be timely implemented or on what terms, as described under Item 5.D., "Trend Information—The Macroeconomic Environment in Our Markets—Private Sector Initiative and Economic Stabilization and Support Programs—The Third Program." Failure to implement the agreements made by the government under the Third Program (for example, if required measures are not passed in the Greek parliament), or continuing uncertainty relating to the Hellenic Republic's ability to implement necessary reforms or to meet other commitments related to the conditionality of the Third Program, may lead to termination of financial support provided by the EU and increase again the risk of sovereign default and/or reactivate scenarios of a potential suspension of Greece's euro membership.

        Furthermore, the potential occurrence of a new round of political uncertainty in the event of a standstill in program implementation or the emergence of new difficulties in finalizing future reviews of the economic program or providing the additional debt relief outlined in the agreement between Greece and its official creditors /or delays or deficiencies in program implementation may revive strains in the relationship between the Greek government and the Institutions, which would in turn have a material adverse impact on the implementation of the Third Program and its ability to facilitate economic and financial stability and eventual economic growth in Greece.

Low liquidity and the imposition of capital controls in Greece has had, and may continue to have, a material adverse impact on the economy and the banking sector, including our business and prospects.

        The liquidity position in the Greek banking system remains weak, reflecting a sizeable contraction of the domestic deposit base between November 2014 and July 2015 of EUR 52.7 billion which led to a sharp increase in reliance on ECB and national central bank funding (together comprising the "Eurosystem"), Eurosystem funding for Greek banks peaked at EUR 126.6 billion in July 2015 and stood at EUR 107.5 billion and EUR 101.5 billion as at December 31, 2015 and March 31, 2016, accordingly (EUR 56.0 billion as at December 31, 2014).

        In part as a response to the substantial contraction in deposits, on June 28, 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until July 19, 2015, during which time the Hellenic Capital Market Committee ("HCMC") also declared the temporary closure of the ATHEX for trading in securities. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which—including capital controls—continue to apply. The currently applicable capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of EUR 420 per depositor, continued prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and restrictions on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes). See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece". The imposition of such controls had a negative impact on the perceived health of the banking system, and the continuation and eventual lifting of the remaining restrictions pose risks to Greek banks, including the Bank, and the Greek banking sector, notably increased capital outflows.

        The imposition of capital controls and the bank holiday led to increased economic and business uncertainty, which has reduced business activity in Greece as firms have been restricted in their ability to import, receive loans from banks, conduct other commercial activities and maintain their creditworthiness and business activities abroad. In addition, consumers and businesses have been and continue to be reluctant to make large purchases or investments, which has contributed and continues to contribute to a further devaluation of financial and real estate assets. These events have and could continue to have a material adverse effect on our financial condition, results of operations or prospects, as our results are dependent upon levels of stability in the Greek economy, a return to growth of the Greek banking sector and increased levels of lending, in particular business lending.

        If the capital controls prove ineffective in containing capital outflows or generating domestic liquidity—if for example non-financial firms and individuals exhaust their monthly withdrawal limits or take advantage of existing liquidity limits for external trade financing and transfer their remaining liquid assets abroad—and/or if the capital controls are withdrawn too soon, there can be no assurance that we and other Greek banks would not experience high and increasing outflows of funds from depositors and businesses. Eventual lifting of the capital controls, even if timely, may create the conditions for significant outflows of deposits from the Greek banking system, which could threaten our ability to continue as a going concern, and could result in systemic instability across the Greek banking system.

        The continued imposition of capital controls harms our prospects, as such controls restrict the ability of our customers to produce and accumulate savings and/or reduce further their debt servicing capacity, weaken healthy demand for credit, and discourages private capital inflows to the economy—including the repatriation of profits from Greek business activity abroad. Households have been deferring spending and hoarding cash for precautionary purposes, which have created and will continue to create further pressure on domestically-oriented industries, especially in discretionary categories of goods and services. The contraction in domestic demand is creating additional risks for the performance of domestically-oriented micro- and small-size businesses in the near future, including manufacturers, retailers, providers of services to domestic businesses and households. This risk is particularly high for more cyclical industries and in business segments which are more dependent on domestic demand and operating in discretionary and capital goods production. Although we have taken steps to address and limit the impact of the bank holiday and related capital controls on our customers and continue the provision of liquidity to the extent permitted, there can be no assurance that our response will be sufficient. The consequences of the continued application of capital controls could have a material adverse effect on our business, financial condition or results of operations, could result in our customers being unable to service their debts, may further reduce liquidity in the market and may increase the our level of loans past due by more than 90 days.

        The Greek capital controls and other restrictions, including ATHEX trading holiday in June and July of 2015, have also had an impact on the price, liquidity and volatility of the common shares, as described further under "Risks Relating to the Markets and the ordinary shares—Our share price has been, and may continue to be, volatile".

We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and Bank of Greece, through the ELA, for funding, which access could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees.

        The ongoing economic crisis in Greece has adversely affected our credit risk profile, preventing us from obtaining funding in the capital markets, and increased the cost of such funding and the need for additional collateral requirements in repo contracts and other secured funding arrangements, including those with the ECB and the Bank of Greece. Concerns relating to the ongoing impact of current economic conditions and difficulties and delays in the implementation of the Third Program by the Greek government are expected to continue to restrict our ability to obtain funding in the capital markets in the near and medium term. See Item 5.B "Liquidity and Capital Resources—Credit Rating".

        On February 4, 2015, the ECB announced its decision to revoke the waiver affecting marketable debt instruments issued or fully guaranteed by the Hellenic Republic, which had previously allowed these instruments to be used in Eurosystem monetary policy operations, despite the fact that they did not fulfill minimum credit rating requirements. As of the date of this Annual Report the waiver has not been reinstated. There can be no assurance if and when the waiver will be reinstated. As a holder of Greek government debt, the revocation of this waiver has limited our eligible ECB collateral pool and therefore our access to ECB funding.

        Reflecting the loss of access to the capital markets as well as the sharp decline in deposits, we were required to increase our Eurosystem funding, including ELA funding from the Bank of Greece, considerably during the first half of 2015. As at June 30, 2015, Eurosystem funding was EUR 27.6 billion, of which EUR 17.6 billion was ELA, an increase of EUR 13.3 billion over Eurosystem funding of EUR 14.2 billion (NIL ELA) as at December 31, 2014. Our liquidity position improved during the second half of 2015, primarily as a result of our share capital increase and related transactions (the "2015 Recapitalization") that were completed in December 2015 (described further in Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity—2015 Recapitalization"), and as a result we are less reliant on Eurosystem funding. As at December 31, 2015, our Eurosystem funding totaled EUR 24.0 billion, of which EUR 11.5 billion was ELA, and total eligible collateral amounted to EUR 8.4 billion (cash value), of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 8.3 billion was collateral that could be posted in order to draw liquidity from ELA. Furthermore, as at May 4, 2016, Eurosystem funding has decreased to EUR 22.1 billion, of which EUR 11.1 billion was ELA, while additional financial assets of an estimated cash value EUR 6.2 billion (cash value) were available for further liquidity of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 6.1 billion was collateral that could be posted in order to draw liquidity from ELA. However, although we have continued to decrease our Eurosystem funding since December 31, 2015, there can be no assurance that our funding needs will continue to be met by or that we will continue to have access to Eurosystem funding in the future. In addition, if the Greek government decides to lift the capital controls, deposit outflows could have a material impact on our deposit base and on the amount of our ECB and ELA eligible collateral, which could have a material adverse impact on our liquidity and our ability to access Eurosystem funding in the future, which may in turn threaten our ability to continue as a going concern.

        Furthermore, the liquidity we are able to access from the ECB or ELA may be adversely affected by changes in ECB and Bank of Greece rules relating to collateral. If the ECB or the Bank of Greece were to revise their respective collateral standards, remove asset classes from being accepted, or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB or the Bank of Greece, our access to these facilities could be further diminished and the cost of obtaining such funds could increase. In addition the amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we have provided, which may decline. If the value of our assets declines, then the amount of funding we can obtain from the ECB or the Bank of Greece will be proportionally limited. Further increases in past due loans will also negatively affect the available collateral used for funding purposes (see also below"—Deteriorating asset valuations resulting from poor market conditions may adversely affect our business, results of operations and financial condition and may limit our ability to post collateral for funding purposes from Eurosystem").

Deteriorating asset valuations resulting from poor market conditions may adversely affect our business, results of operations and financial condition and may limit our ability to post collateral for funding purposes from Eurosystem.

        We are a large provider of loans in Greece and we have significant exposure to the financial performance and creditworthiness of companies and individuals in Greece and South East Europe and the mixed global economic recovery, the economic crisis in Greece and the relatively weak recovery of economies in South East Europe in recent years has resulted in an increase in our past due loans and significant changes in the fair values of our financial assets.

        A substantial portion of our loans and advances to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. Significant adjustment in residential valuations started in 2009 and continued at a rapid pace from 2010 to the end of 2015 (with prices having fallen by 41.5% by the end of the fourth quarter of 2015) compared to their peak in 2008, according to the Bulletin of Conjectural Indicators published by the Bank of Greece, January to February 2016. The average pace of decline in house prices slowed during 2015 to 5.1% year-over-year in 2015 from 7.4% year-over-year in 2014, but downside risks remain significant against a relatively high effective tax burden and a still sizeable backlog of unsold houses. Household disposable income stabilized in 2014 and the first half of 2015 but showed signs of new weakening in the second half of 2015 (source: ELSTAT Sectoral Accounts data fourth quarter of 2014 and fourth quarter 2015). The pressure on prices from the high stock of unsold houses, weak credit flows and a still high unemployment rate of 24% in December 2015 (ELSTAT Press release, Monthly LFS data, December 2015) are likely to delay market stabilization further leading to a new reduction of residential and commercial valuations and may increase mortgage delinquencies further in 2016. According to Bank of Greece data (Source: Governor's Annual Report, February 2016), the non-performing exposures ("NPE") ratio of mortgage portfolios at a banking system level increased to 39.8% in September 2015 from 35.6% in December 2014.

        A further decline in economic activity, or a deterioration of economic conditions in any industry in which our borrowers operate or in the market of the collateral, may result in the value of collateral falling below the outstanding principal balance for some loans, particularly those disbursed in the years prior to the crisis. A decline in the value of collateral, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses. The ongoing pressures on financial and real estate asset valuations means that the value of assets collateralizing our secured loans, including residential and other real estate, is likely to decline further. Such a decline could result in further impairment of the value of our loan assets or an increase in the level of our past due loans, either of which will limit our ability to post collateral to obtain ELA and ECB funding. Furthermore, a protracted period of poor economic conditions will materially and adversely affect the liquidity, business activity and financial condition of our borrowers, which in turn will led to further increases in our past due loan ratios, impairment charges on loans and other financial assets, and decreased demand for borrowings in general and additional pressure on financial and real estate asset valuations could translate into a further deterioration of the economy. Our non-accruing loans ratio has increased from 31.2% at December 31, 2013, to 34.4% at December 31, 2014 and to 18.3% at December 31, 2015. See "Risks Relating to Our Business—The increase of non-accruing loans may have a negative impact on our operations in the future." If the financial performance and creditworthiness of our borrowers worsens or does not improve, the quality of our loan portfolio will continue to deteriorate, which would have a material adverse impact on our financial condition and results of operations.

        In addition, any failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to national legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. While the Greek suspension of every enforcement action due to capital controls was lifted by the October 29, 2015 official announcement of Ministry of Justice, Transparency and Human Rights on November 2, 2015 a prolonged lawyers', bailiffs' and notaries' strike commencing in January 12, 2016 has restrained us from proceeding to enforcement, seizures and auctions of any real estate.

        An increase in financial market volatility or adverse changes in the marketability of our assets could impair our ability to value certain of our assets and exposures. The value we ultimately realize will depend on the fair value determined at that time and may be materially different from current value. Any decrease in the value of such assets and exposures could require us to realize additional impairment charges, which could adversely affect our financial condition and results of operations, as well as our capital adequacy.

Continuing high outflows of funds from customer deposits could cause an increase in our costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects.

        Historically, our principal source of funds has been customer deposits, the majority of which are from our Greek depositor base. However, during the first half of 2015, the Bank suffered significant deposit outflows, which were stopped by the imposition of the bank holiday and the capital controls as from June 28, 2015. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB and the Bank of Greece under their exceptional terms. As at December 31, 2015 there was a decrease in the Group's domestic deposits excluding interbank deposits of 15.9% compared to 2014. More specifically, the Group in Greece incurred a net outflow of EUR 8.4 billion between January 1, and December 31, 2015. Furthermore, future deposit levels in Greece may be adversely affected as a result of the transposition of the BRRD in Greece, which, inter alia, require the participation of a financial institution's unsecured depositors in case of resolution proceedings of such institution.

        The ongoing availability of customer deposits to fund our loan portfolio is subject to changes due to factors outside our control, such as depositors' concerns relating to the economy in general, the financial services industry or the Bank specifically, significant further deterioration in economic conditions in Greece reducing the availability of funds for deposits and the availability and extent of deposit guarantees. Unusually high levels of withdrawals could have the result that the Bank or another member of the Group may not be in a position to continue to operate without additional funding support, which it may be unable to secure. Any of these factors separately or in combination could lead to a sustained reduction in our ability to access customer deposit funding on appropriate terms in the future, which would impact our ability to fund its operations and meet its minimum liquidity requirements and have a material adverse effect on our results of operations, financial condition and prospects.

We intend to redeem the contingent convertible securities (the "CoCos") issued to the HFSF as part of the 2015 Recapitalization, with the proceeds from the sale of Finansbank, but there can be no assurance that the sale of Finansbank will close or that regulatory approval for the repayment of the CoCos will be obtained.

        On November 3, 2015, the Board of Directors approved a capital action plan to address the capital shortfall identified by the 2015 Comprehensive Assessment. These capital actions included, among others, the disposal of our entire stake in Finansbank A.S. and was subsequently also included as a commitment in our Revised Restructuring Plan. On December 21, 2015, the Board of Directors approved the divestiture to Qatar National Bank of the Group's Turkish Operations). The Finansbank Transaction was approved by our shareholders at an Extraordinary General Meeting on January 18, 2016. Closing of the Finansbank Transaction is subject to approval from: (i) the Turkish Banking Regulation and Supervision Agency (already received); (ii) the Qatar Central Bank (already received); (iii) the Turkish Competition Board (already received approval; reasoned decision pending to be received); (iv) the Turkish Capital Markets Board (already received) and (v) the Turkish Treasury (already received). The Finansbank Transaction is expected to close on or before June 30, 2016.

        As part of the 2015 Recapitalization, we issued EUR 2,029 million of CoCos to the HFSF, which bear an interest rate of 8.00% per annum. We announced on December 22, 2015 our intention to repay the full principal amount of the CoCos with proceeds from the disposal of Finansbank. The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. As repayment of the CoCos is subject to the rules and regulations governing the recapitalization by the HFSF of the Bank and other relevant regulatory approvals we can provide no assurance that such approvals will be obtained in a timely fashion or at all. In addition, there can be no assurance that the Finansbank Transaction will close on the expected timeline or at all, which could result in further delays in repayment of the CoCos. The CoCos bear interest at a rate of 8.00% per annum for seven years, and at a floating rate thereafter, which is significantly higher than our historical average cost of borrowing. As a result, any inability to repay, within our contemplated timetable or at all, the CoCos following the closing of the Finansbank Transaction will require us to pay high rates of interest on a significant part of our capital, which could have a material adverse impact on our results of operations, financial condition and capital. In addition, while the CoCos are outstanding, we may not pay any dividends on our ordinary shares unless we have already paid interest on the CoCos in respect of the most recent coupon payment (see "—The Bank does not currently pay dividends to its shareholders and may not be able to pay dividends in the future"). Furthermore, in the event that our Common Equity Tier 1 capital ratio ("CET1 Ratio"), calculated on a consolidated basis or a solo basis, falls below 7%, we will be required to convert the CoCos into ordinary shares (see Item 4.B., "Business Overview—Regulation and Supervision of Banks in Greece—Provision of Capital Support by HFSF—Provision of Capital Support"), which would result in the dilution or elimination of the interests of ordinary shareholders and would grant the HFSF majority control over us.

Although the Bank successfully raised the capital it needed in December 2015, there can be no assurance that this level of capital will be sufficient if economic conditions in Greece do not improve or if they deteriorate further.

        Although we completed the 2015 Recapitalization, there can be no assurance that we will not require further capital in future periods in order to continue to meet our capital adequacy requirements. This would be the case particularly if business conditions in Greece do not improve or if they deteriorate further. Further deterioration of market conditions in Greece and internationally may continue to adversely affect the quality of our loan and investment portfolio, which will comprise primarily Greek loans following the disposal of Finansbank. The potential deterioration in the credit quality of our assets may exceed current expectations, lead to additional impairments in the future and generate the need for additional capital which may significantly dilute our ordinary shareholders. There can be no assurance that any future capital increase will not be executed by means of a rights offering which would further dilute our ordinary shareholders or that it will not be accompanied by a recapitalization in reliance on the HFSF Law or the BRR Law, each of which may also result in the bail-in of our ordinary shareholders.

        Furthermore, we anticipate that new stress tests analyzing the strength and resilience of the European banking sector will continue to be carried out by national and supranational regulatory authorities in future periods. Loss of confidence in the European banking sector following the announcement of any future stress tests, a market perception that any such tests are not sufficiently rigorous or capital shortfalls identified by such stress tests in respect of us or the Greek banking sector as a whole, could also have a negative effect on our cost of funding and may thus have a material adverse effect on our results of operations and financial condition. Furthermore, the results of any future stress tests may result in a requirement for us to raise additional capital.

        In December 2015, in connection with the Capital Plan and our application for State Aid (see Item 4.A "History and Development of the Company—The Capital Plan"), burden sharing measures were applied to convert into ordinary shares outstanding classes of certain of our then existing debt instruments issued or guaranteed by us, all subordinated liabilities (including preference shares issued by us) and certain senior unsecured liabilities which were not mandatorily preferred by law pursuant to the HFSF Bail-in Tool. This mandatory conversion resulted in significant dilution to our ordinary shareholders. Should further capital be required in the future and, if we are unable to raise such capital, the Greek National Resolution Authority or other relevant authorities may, if the relevant conditions set out in the BRR Law are satisfied at the relevant time, exercise the BRRD Point of Non Viability Power ("BRRD PONV Power") and/or the BRRD Bail-in Tool and/or any other resolution tool as determined by the Greek National Resolution Authority or other relevant authorities at the relevant time. As a result of the 2015 Recapitalization, the CoCos, which are convertible into ordinary shares, are currently our only outstanding capital instruments that could be subject to conversion at the point of non viability or in resolution. Therefore, the exercise of the BRRD PONV Power and/or the BRRD Bail-in Tool or any other resolution tools would result in significant dilution or elimination of the interests of ordinary shareholders.

The Group may need additional capital and liquidity as a result of regulatory changes.

        The Bank and the Group are required by the SSM and the regulators in the Hellenic Republic and other countries in which they undertake regulated activities to maintain minimum levels of capital and liquidity. To the extent the Group has regulated activities elsewhere in the European Economic Area ("EEA") it will remain subject to the minimum capital requirements prescribed by the regulatory authority in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulatory authorities. In jurisdictions in which it has branches, including within the EEA, the Bank is also subject to the regulatory capital and liquidity requirements of such jurisdictions. The Bank, its regulated subsidiaries and its branches may be subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements may increase in the future, or the methods of calculating capital resources may change. Likewise, liquidity requirements may have come under heightened scrutiny, and may place additional stress on the Group's liquidity demands in the jurisdictions in which it operates. Changes in regulatory requirements may require the Group to raise additional capital. Directive 2013/36/EU (the "CRD IV Directive") and the EU Capital Requirements Regulation (together, the "CRD IV") which incorporate the key amendments that have been proposed by the Basel Committee on Banking Supervision (known as "Basel III") have been directly applicable to all EU member states (the "EU Member States") since January 1, 2014, but some changes under CRD IV will be implemented gradually (see "—Our business is subject to increasingly complex regulation which may increase our compliance costs and capital requirements", below). Implementing regulations in Greece under the CRD IV may impose higher capital requirements, such as higher prudential buffers, which may require the Group to raise further capital. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Requirements/Supervision."

        As of 2016 European banks must comply with the rules under the BRRD relating to the Minimum Requirement for Own Funds and Eligible Liabilities ("MREL"). These rules require that a financial institution hold at all times sufficient loss absorbing instruments to ensure that shareholders and creditors primarily bear losses in the event of the resolution of the financial institution in order to facilitate the orderly resolution of the institution. MREL includes own funds (including, for the avoidance of doubt, ordinary shares) as well as eligible liabilities (as defined in the BRRD) and is expressed as a percentage of the total liabilities and own funds of the institution. The BRRD does not mandate a minimum for MREL, but instead provides for a case by case assessment of the MREL for each institution or group, against a minimum set of criteria prescribed by the rules made under the BRRD and applied by the national resolution authorities in the case of financial institutions which are not part of the European Union banking union (the "Banking Union") or by the Single Resolution

Board (the "SRB") in the case of financial institutions which are part of the Banking Union. The European Banking Authority ("EBA") published draft regulatory technical standards which further define the way in which resolution authorities/the SRB are to calculate MREL but there remains significant uncertainty as to how these will be operationally implemented or the amount of MREL banks will be required to hold. In addition, the BRRD requires the EBA to prepare and submit a report reviewing the implementation of MREL at national level by the end of 2016, which might lead to further changes in the rules and levels set by national authorities. The Group may not hold sufficient MREL as at the date such requirement becomes effective and/or raising such levels could be prohibitively costly, which could have a material adverse effect on the Group's financial condition. Although a breach of the MREL rules will not trigger automatic penalties, such a limitations on distributions, the consequences of such a breach are uncertain as the relevant supervisory authorities will assess the appropriate response which may range from extensive discussions with the regulators to the application of certain of the tools available under the BRRD (in the event the breach is such that the bank is non-viable or enters into resolution).

        As at December 31, 2015, the Group's CET1 Ratio was 14.5%. If the Group does not satisfy the minimum capital ratio requirements in the future, it may be subject to the measures that the Bank of Greece or the SSM can take pursuant to the CRD Law and Regulation 1024/2013, including appointment of a commissioner to the Bank (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive").

        If the Bank is required to raise further capital but is unable to do so on acceptable terms, the Group may be required to further reduce the amount of the Bank's risk-weighted assets and engage in further disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Bank. Any failure to maintain minimum regulatory capital ratios could result in administrative actions or other sanctions, which in turn may have a material adverse effect on the Bank's operating results, financial condition and prospects. If the Bank is required to strengthen its capital position, it may not be possible for the Bank to raise additional capital from the financial markets or to dispose of marketable assets. That could potentially lead to further requests for State Aid pursuant to the provisions of Greek Law 3864/2010, as amended by Greek Law 4340/2015 (the "HFSF Law") in the circumstances permitted under the BRR Law and the HFSF Law, which could result in the dilution or elimination of the interests of ordinary shareholders, and which may result in the HFSF exercising full control over the Bank.

The Bank's wholesale borrowing costs and access to liquidity and capital may be negatively affected by, and there may be further material adverse consequences of, any future downgrades of the Hellenic Republic's credit rating.

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and, in 2010, moved to a below-investment-grade rating. The credit rating of the Hellenic Republic was lowered by all three major credit rating agencies to levels just above default status following the activation of collective action clauses in Greek government bonds subject to Greek law in February 2012. Specifically, the Hellenic Republic's credit rating was lowered to Selective Default-SD by Standard & Poor's ("S&P") (February 27, 2012), to Restricted Default-RD by Fitch Ratings Ltd. ("Fitch") (March 9, 2012) and to C by Moody's Investor Services, Inc. ("Moody's") (March 2, 2012).

        In 2013 and 2014, all three rating agencies upgraded the Hellenic Republic's ratings in view of improvements in the general economic outlook; on May 23, 2014, Fitch upgraded the Hellenic Republic to B, while Moody's upgraded the Hellenic Republic to Caa1 (August 1, 2014) and S&P upgraded the Hellenic Republic to B on September 12, 2014. However, these gradual rating improvements were reversed in the end of 2014 and early 2015, against a backdrop of sharply increasing uncertainty and deteriorating financial and fiscal conditions. A number of rating actions were taken by each of Fitch, S&P and Moody's during 2014 and 2015.

        The Greek sovereign rating was last reduced by S&P on June 29, 2015, to CCC. Similarly, on June 30, 2015, Fitch downgraded Greece's sovereign rating to 'CC' and on July 1, 2015, Moody's downgraded Greece's government bond rating to 'Caa3' from 'Caa2' and placed the rating on review for further downgrade assigning a continuing high probability of Greece's default on its privately-held debt without ongoing support from official creditors. The completion of the agreement on the Third Program and the progress in its implementation led to a sequence of sovereign upgrades by the main rating agencies: S&P raised Greece's rating by two notches to 'CCC+' on July 21, 2015, while Fitch upgraded Greek debt by one notch to 'CCC', on August 18, 2015. On September 25, 2015, Moody's maintained Greece's sovereign rating at 'Caa3' but changed the outlook to stable from negative as it had placed the country's rating on review for further downgrade since July 1, 2015. Finally, S&P Ratings upgraded the creditworthiness of the Hellenic Republic by one notch to 'B-' on January 22, 2016 with a stable outlook (Source: Bloomberg database).

        A new downgrade of the Hellenic Republic's rating could occur if the sovereign fails to meet its commitments to official sector lenders or becomes unable to service its obligations to the private or official sector. A downgrade may also occur if official sector lenders do not timely provide necessary additional relief from Greece's debt servicing costs. Accordingly, the financing costs of the Hellenic Republic would increase further (if it is able to access the capital markets at all), with negative effects on the cost of capital for Greek banks (including the Bank) and the Bank's business, financial condition and results of operations. Further downgrades of the Hellenic Republic's credit rating could also result in a corresponding downgrade in the Bank's credit rating and, as a result, increase wholesale borrowing costs and the Bank's access to liquidity.

        For details relating to the Bank's credit ratings, see Item 5B., "Liquidity and Capital Resources—Credit Ratings".

A default of the Hellenic Republic would have a material adverse effect on the Group's business and could lead to a higher cost of funding or the inability of the Bank to raise capital.

        The ability of the Hellenic Republic to repay and reduce its outstanding indebtedness depends on a variety of factors, including the overall health of the Greek economy, the growth rate that can be achieved in future years, especially as relates to the impact of the Third Program on long-term debt sustainability, and levels of taxes collected from Greek taxpayers. If an additional restructuring of Hellenic Republic debt were to occur due to adverse scenarios arising from the foregoing or other influences, the Bank's regulatory capital would be severely affected due to its direct exposure to Hellenic Republic debt, as well as due to the indirect effects of the credit event on the Bank's borrowers (and thus asset quality) and on investor confidence, requiring the Bank to raise additional capital and thus significantly diluting and/or eliminating existing shareholders' interests. In addition, if the Hellenic Republic were to default on its debt obligations to the Bank, the Bank could suffer losses and require further capital. Furthermore, there can be no assurance that the Bank could raise all or any of the required additional capital on acceptable terms.

        Failure to implement a credible program of reforms and measures to restore long-term debt sustainability and cover possible additional needs (even if due to factors outside the control of the Hellenic Republic) of Greece in upcoming years may also result in a credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its domestic and/or external debt, which could include marketable instruments, official sector loans from the Eurozone countries and/or the IMF and other obligations of the Hellenic Republic.

        Moreover, if the Third Program does not achieve its intended results or the Hellenic Republic and the Institutions are not otherwise able to continue to agree on a sustainable fiscal path for Greece, it is possible that investors may again fear the exit of Greece from the Eurozone and the common currency of the euro, or be forced to repay its domestic and/or external indebtedness with a parallel or alternative currency. The exit from the Eurozone by Greece would have a significant adverse effect on the Group's business, financial condition and results of operations, including a higher cost of funding and a devaluation or redenomination of significant portions of its assets.

The Group may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on its operating results and financial condition.

        The Group currently includes deferred tax assets calculated in accordance with IFRS as endorsed by the EU ("DTAs") in calculating the Group's capital and capital adequacy ratios. As at December 31, 2015, the Group DTAs was EUR 5.1 billion, compared to EUR 3.3 billion as at December 31, 2014.

        The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank's statement of financial position, and therefore reduce the value of the DTAs as included in the regulatory capital.

        CRD IV (EU Directive 2013/36 and European Parliament Regulation 575/2013) provides that DTAs recognized for IFRS purposes that rely on the future profitability of a credit institution and exceed certain thresholds must be deducted from its CET1 (Common Equity Tier 1) capital. This deduction is implemented gradually until 2024.

        The deduction introduced by CRD IV has a significant impact on Greek credit institutions, including the Group. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, as amended by paragraph 1 of article 23 of Greek Law 4302/2014 and further amended by article 4 of Greek law 4340/2015 (the "DTC Law") allows, under certain conditions, credit institutions to convert DTAs arising from the Private Sector Initiative ("PSI") unamortized losses, as well as accumulated provisions and other losses due to credit risk recognized as at June 30, 2015, for IFRS purposes, (the "Eligible DTAs" or "DTCs") to final and settled claims against the Hellenic Republic (the "Tax Credits"). As at December 31, 2015 Group's eligible DTAs amounted to EUR 4.9 billion (2014: EUR 3.3 billion). Eligible DTAs may increase in future periods due to the recognition of unrecognized DTAs on accumulated provisions and other losses due to credit risk existing as at June 30, 2015. Eligible DTAs may increase in future periods due to increases in applicable income tax rates. The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. This new legislation allows credit institutions, including the Group, to treat such Eligible DTAs as not "relying on future profitability" according to CRD IV, and as a result such Eligible DTAs are not deducted from CET1, thereby improving an institution's capital position.

        In April 2015, the European Commission announced that it had sent requests for information to Spain, Italy, Portugal and Greece regarding their treatment of deferred tax credits for financial institutions under national law. Even though the European Commission had not launched a formal investigation, there can be no assurance that the tax provisions implemented by the law as described above, which was fashioned after the Portuguese DTC regulation, will not be challenged by the European Commission as illegal state aid.

        If the regulations governing the use of DTCs as part of the Group's regulatory capital should change, this may affect the Group's capital base and consequently its capital ratios. As at December 31, 2015, 54.7% of the Group's CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not conclude the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group's ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group's operating results and financial condition and prospects.

If the Bank recognizes accounting losses in future years, its DTCs will be converted into Tax Credits and the Bank will be required to issue a material number of additional ordinary shares to the Hellenic Republic, which may result in high dilution of existing shareholders in 2017 and future periods.

        The Group has significant DTAs as part of its assets, calculated in accordance with IFRS. The amount of the Bank's Eligible DTAs was EUR 4.9 billion as at December 31, 2015. DTAs that arise from the PSI unamortized losses, as well as accumulated provisions and other losses due to credit risk recognized as at June 30, 2015 for IFRS purposes are Eligible DTAs, and may be converted into final and settled claims (Tax Credits) against the Hellenic Republic, as set out in "—The Group may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on its operating results and financial condition". These Tax Credits shall give rise to a direct repayment claim against the Hellenic Republic. From 2017 onwards, the relevant credit institution shall issue and deliver, for free, warrants to the Greek State (conversion rights), which can be converted into ordinary shares of the credit institution at a total market value equal to 100% of such Tax Credits as standing before the offset, at a market price equal to the weighted average market price over the 30 business days preceding the conversion (which 30-day period will take place preceding the Annual General Meeting usually held in May or June), and shall form a special reserve of an equal amount, solely for the purpose of its capitalization in the context of the share capital increase arising from the exercise of the relevant conversion rights. Such 30 day average price could be materially below the issue price for the New Shares. The warrants shall be freely transferrable, without prejudice to the call option of the common shareholders of the credit institution for the purchase of the warrants in proportion to their shareholding participation in the credit institution within a reasonable timeframe.

        On November 7, 2014, the Bank convened an extraordinary General Shareholders Meeting which resolved upon the Bank's submission to the DTC Law, the issuance of warrants to the Hellenic Republic and the formation of a special reserve. As a result, if the Bank has IFRS accounting losses in any given year from 2016 onwards, and the provisions of article 27A of Greek Law 4172/2013 are applied as described above, existing shareholders may be diluted to the extent of the ordinary shares issued to the Hellenic Republic, should existing shareholders not exercise their call option on the conversion rights.

        If the Bank were to recognize an accounting loss in 2016, for example, due to higher provisions for loan losses or asset impairments, the Bank's Eligible DTAs would convert into Tax Credits, which, depending on the amount of the IFRS loss, could lead to the issuance of a significant number of new ordinary shares to the Hellenic Republic, in particular if the market value of the Bank's ordinary shares is low during the 30-day period preceding the conversion, which could result in very significant dilution for holders of existing ordinary shares.

There is uncertainty about the Bank's ability to continue as a "going concern".

        Significant deposits outflows during the first half of 2015 from the Greek banking sector, including from the Bank, resulted in increased levels of Eurosystem funding, a large part of which was through the ELA. Eurosystem funding currently remains significant (EUR 22.1 billion as at May 4, 2016, of which EUR 11.1 billion is through ELA) and therefore could adversely affect the Bank's ability to continue as a going concern. The going concern basis of the Bank is dependent on continued access to Eurosystem funding, whether the outflow of deposits continues, and whether and when the number of new fiscal measures resulting from the Third Program will be successfully implemented. In addition, as at December 31, 2015 our shareholders equity was negative EUR 4,362 million, as a result of the increased loans impairment and the impairment of Finansbank, although our CET1 ratio, following the 2015 Recapitalization, stood at 14.5%. Our independent registered public accounting firm has added an explanatory paragraph to their audit opinion issued in connection with the 2015 U.S. GAAP Financial Statements emphasizing the disclosures of material uncertainties in Note 3 of the 2015 U.S. GAAP Financial Statements.

The Bank may be legally restricted from paying dividends.

        Pursuant to Article 131 of the CRD Law (which transposed into Greek Law article 141 of the CRD IV Directive) (the "CRD Law"), the Bank may not make discretionary payments (as defined in the CRD Law), including dividend payments, if and to the extent that such payment, when aggregated with other distributions of the kind referred to in paragraph 1 of Article 131 of the CRD Law, would exceed a cap or maximum distributable amount (the "Maximum Distributable Amount") required to be calculated in accordance with the CRD Law if any, then applicable to the Bank, to be exceeded.

        Under Article 131 of the CRD Law, credit institutions that fail to meet the "combined buffer requirement" will be subject to restricted "discretionary payments", which are defined broadly by the CRD Law as payments relating to CET1 (including payment of dividends, variable remuneration and payments on Additional Tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment".

        Such calculation will result in a Maximum Distributable Amount in each relevant period. As an example, the scaling is such that in the first (that is the lowest) quartile of the "combined buffer requirement", no "discretionary distributions" will be permitted to be paid. In the event of a breach of the "combined buffer requirement", the Bank will be required to calculate its Maximum Distributable Amount, and as a consequence it may be necessary for the Bank to reduce discretionary payments, including by exercising its discretion to cancel (in whole or in part) dividend payments. The "combined buffer requirements" will be breached if the Bank fails to meet one of the minimum capital ratios applicable to the Bank, as well as, in certain other circumstances. In addition, the Bank will have the discretion to determine how to allocate the Maximum Distributable Amount, if any, among the different types of payments contemplated in Article 131(1) of the CRD Law.

        Moreover, payments made earlier in the relevant period will reduce the remaining Maximum Distributable Amount available for payments later in the relevant period, and the Bank will have no obligation to preserve any portion of the Maximum Distributable Amount for payments scheduled to be made later in a given period. Even if the Bank attempts to do so, there can be no assurance that it will be successful, because the Maximum Distributable Amount will depend on the amount of Net Income earned during the course of the relevant period, which will necessarily be difficult to predict and may have a material adverse effect on the Bank's results of operations.

The Bank does not currently pay dividends to its shareholders and may not be able to pay dividends in the future.

        In accordance with the provisions of Greek Law 3723/2008, in conjunction with Greek Laws 4261/2014, 4144/2013, 4063/2012, 3965/2011, 3844/2010 and 3756/2009, we did not pay any dividends to our ordinary shareholders in 2015 in respect of the 2014 financial year, nor in 2014, 2013 and 2012 in respect of the 2013, 2012 and 2011 financial years, respectively. In addition, for the reasons discussed below, we do not expect to be able to pay dividends in the near future.

        Greek Law 2190/1920 and Greek Law 4261/2014, as in force, prescribes the conditions applying over distribution of dividends for Sociétés Anonymes and for credit institutions respectively, including the maximum distributable amount, in line with the provisions of Directive 2013/36/EU (CRD IV Directive) which has been transposed by Greek Law 4261/2014. (See also, Item 8. A., "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions").

        Furthermore, in accordance with the commitments included in our Revised Restructuring Plan (see Item 4.A "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"), which was approved by the European Commission in December 2015, we may not pay dividends on our ordinary shares until the earlier of December 31, 2017 or the repayment of the CoCos. The HFSF Law provides that, while the CoCos are outstanding, we may not pay any dividends on our ordinary shares unless we have already paid interest on the CoCos in respect of the most recent coupon payment.

        As a result of the Bank's recapitalization by the HFSF in accordance with the HFSF Law, the restrictions on dividend payments applicable due to participation in the Hellenic Republic Bank Support Plan continue to apply. In particular, the Bank's dividends are subject to a maximum of 35% of the Bank's distributable profits (on an unconsolidated basis). In addition, as long as the Bank participates in the recapitalization program pursuant to the HFSF Law and the Hellenic Republic Bank Support Plan, the HFSF's and the Hellenic Republic's representatives who sit on the Board of Directors have the power to veto any decision of the Board of Directors of the Bank regarding the distribution of dividends and remunerations to the Chairman, Chief Executive Officer, other members of the Board of Directors, General Managers and their deputies.

Risks Relating to Our Recapitalization and Receipt of State Aid

As a recipient of State Aid, the Bank's operational autonomy is constrained.

        As a result of recapitalizations in 2013 and 2015, each of which included State Aid within the meaning of applicable EU legislation, and in order for the HFSF to fulfill its objectives under the HFSF Law, exercise its rights and obligations and comply with the commitments undertaken through the Financial Assistance Facility Agreement(1) ("FFA") and the Memorandum of Understanding(2) ("MoU"), the HFSF and the Bank entered to a revised Relationship Framework Agreement dated December 3, 2015 (the "Amended Relationship Framework Agreement"), which amended the initial Relationship Framework Agreement dated July 10, 2013 between the Bank and the HFSF (the "Relationship Framework Agreement") (See Item 4.B.,"Business overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—The Relationship Framework Agreement"). The total amount of State Aid we received in forms other than guarantees and liquidity assistance was approximately EUR 12.7 billion as at December 31, 2015.

        Under European State Aid rules, the Bank has undertaken certain Commitments (as defined below) and has submitted a Revised Restructuring Plan (see below). In line with the Commitments undertaken, among others, the Bank is not permitted to acquire any stake in any undertaking unless the purchase price is below certain thresholds or the acquisition takes place in the ordinary course of business or following relevant approval by the European Commission, according to the particular provisions of the Commitments. The Commitments also provide for certain procedures, that the Bank has to follow with respect to lending towards connected borrowers and risk monitoring requirements that the Bank must fulfill. Finally, in the event that the Bank is placed under liquidation, according to the legal framework concerning the HFSF, the HFSF (as shareholder) is satisfied in priority before the common shareholders.

(1)
The agreement signed on August 19, 2015 by and between the European Stability Mechanism ("ESM"), the Hellenic Republic, the Bank of Greece and the HFSF.

(2)
Means the memorandum signed on August 19, 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece.

        On December 4, 2015, the Directorate General for Competition of the European Commission approved the Bank's Revised Restructuring Plan. (See Item 4. A., "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015").

        The implementation of the Revised Restructuring Plan by the Bank may have a significant impact on its business activity, operating results and financial position. Specifically, as part of the Revised Restructuring Plan, the Bank has undertaken a number of Commitments, both structural (such as the disposal of certain assets and subsidiaries) and behavioral, towards the European Commission. Among other Commitments, as part of its Revised Restructuring the Bank is proceeding, subject to customary regulatory and corporate approvals, to dispose of its entire stake in Finansbank (see "—The sale of Finansbank pursuant to the Revised Restructuring Plan will result in the loss of a business which has historically represented a significant portion of our consolidated operations and profit"). The other disposals contemplated by the Revised Restructuring Plan, which have not yet taken place, may be undertaken by the Bank at unattractive valuations or during unfavorable market conditions. The Bank may not succeed in complying with all the Commitments given by the Hellenic Republic in the Revised Restructuring Plan for the Bank. This may lead to the European Commission re-opening an in-depth investigation (so-called "misuse of aid proceedings") at the end of which it may find that additional restructuring measures are required in order to find the State Aid received compatible with the internal market. In addition, it may result in the HFSF exercising full voting rights in respect of its shares in the Bank (see "—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank").

        Furthermore, the Commitments of the Hellenic Republic towards the European Commission also provide for, inter alia, the appointment of a monitoring trustee (the "Monitoring Trustee") for each bank under restructuring. The Monitoring Trustee acts on behalf of the European Commission and aims to ensure the compliance of the Bank with such Commitments, and oversees the implementation of restructuring plans and the Bank's compliance with the applicable State Aid rules. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Reporting Requirements for Banks—Monitoring Trustee". Grant Thornton was appointed as the Bank's Monitoring Trustee on January 16, 2013. The Monitoring Trustee's powers affect management's discretion by imposing further supervision on the Bank, which may affect business decisions and development strategies and limit the operational flexibility of the Group.

The HFSF, as shareholder, has certain rights in relation to the operation of the Bank.

        Under the Amended Relationship Framework Agreement governing the relationship between the Bank and the HFSF, the HFSF, as shareholder, has certain rights in relation to the operation of the Bank. See 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF". Although the Amended Relationship Framework Agreement provides that the Bank's decision making bodies will continue to determine independently, among other things, the Bank's commercial strategy and policy, the monitoring and veto powers held by the HFSF representative appointed to the Board of Directors (appointed since June 2012 under Greek Law 3864/2010) restrict the discretion of the Bank's management. Accordingly, as a result of the Bank's participation in recapitalization programs, the HFSF is able to exercise significant influence over the operations of the Bank. These restrictions arise from, among others, the Amended Relationship Framework Agreement with the HFSF entered into by the Bank in December 2015 in connection with its receipt of State Aid as part of its recapitalization in December 2015 (similar restrictions applied prior to December 2015 in accordance with the initial Relationship Framework Agreement of July 2013 between the Bank and the Hellenic Republic) (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship Framework Agreement").

        Pursuant to the provisions of the HFSF Law, the HFSF's appointed representative has enumerated powers to veto key corporate decisions of the Bank and exercise other powers relating to corporate governance, as set out in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund-The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF." Additionally, in accordance with the provisions of the HFSF Law and the provisions of the Amended Relationship Framework Agreement, HFSF, among others, will perform its own evaluation of the corporate governance and of the Board of Directors and its Committees, through independent consultants of international reputation and established experience and expertise. This review will be in line with prudent international practices by applying criteria that go beyond supervisory fit and proper requirements. In the case that a review or evaluation determines that the subject of the review does not meet the relevant criteria, HFSF will follow the procedure described in par. 9 of art. 10 the HFSF Law, including communication of the results to the Board of Directors of the Bank and informing of the General Meeting of Shareholders in case the Board of Directors does not take measures to implement proposed recommendations, while the HFSF may recommend replacement of members of the Board of Directors or Board Committee. In addition to the provisions of the HFSF Law, and pursuant to the Amended Relationship Framework Agreement, the HFSF has a series of information rights with respect to matters pertaining to the Bank. Additionally, as prescribed by the Amended Relationship Framework Agreement, the HFSF representative shall be appointed as member in all Board Committees, while the HFSF observer (participates in the Board without voting rights) will also be appointed in all Committees. Finally, the Bank is obliged to obtain the prior approval of the HFSF on a number of material matters, determined in detail within the Amended Relationship Framework Agreement.

        Consequently, there is a risk that the HFSF may exercise the rights it has to exert influence over the Bank and may disagree with certain of the Bank's decisions relating to dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the Group's operational flexibility. Depending on the outcome of the evaluation of our corporate governance currently underway, as contemplated by the HFSF Law and the Amended Relationship Framework Agreement, there may be changes to the composition of our Board of Directors.

        Additionally, following its participation in the Bank's share capital increase completed in December 2015, the HFSF acquired 2,254,869,160 shares of the Bank, and as part of the recapitalization, Greek State Preference Shares previously held by the Hellenic Republic were converted into common shares and acquired by the HFSF by operation of law. Accordingly, as at April 20, 2016, the HFSF holds 3,559,869,160 common shares having full voting rights, representing 38.92% of the Bank's share capital, while it also holds 1.47% of the Bank's share capital consisting of common shares with restrictions on the exercise of the voting rights as per Article 7a of the HFSF Law as in force, which could be lifted upon certain conditions, i.e. in case the HFSF General Council concludes that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation or which are described in the Amended Relationship Framework Agreement.

        In addition, in the context of the 2015 Recapitalization HFSF subscribed for EUR 2,029 million CoCos (see also Item 4.A, "History and Development of the Company—2015 Recapitalization "). Any subsequent conversion of such securities into common shares according to the provisions of Cabinet Act no 36/2015, may result in further control over the Bank by the HFSF as well as the potential for additional dilution of shareholders in the future. See also "—Shareholder composition could substantially change due to the HFSF's and the Hellenic Republic's current or future participation in our share capital, and shareholders may be subject to substantial dilution". While we intend to repay the CoCos with the proceeds of the sale of Finansbank, there can be no assurance that the Finansbank Transaction will close or that this repayment will receive the required regulatory approvals (see "—We intend to redeem the contingent convertible securities (the "CoCos") issued to the HFSF as part of the 2015 Recapitalization, with the proceeds from the sale of Finansbank, but there can be no assurance that the sale of Finansbank will close or that regulatory approval for the repayment of the CoCos will be obtained").

        Furthermore, the HFSF also have interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or those of its shareholders.

The HFSF and the Hellenic Republic have and will continue to have the ability to exercise significant influence over our operations.

        In the context of the Bank's recapitalization completed in December 2015, the 270 million Greek State Preference Shares previously owned by the Hellenic Republic (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan"), were mandatorily converted into ordinary shares as a result of the application of Cabinet Act 36/2.11.2015, and by the operation of law acquired by the HFSF. Accordingly, the previously held stake of the Hellenic Republic in the Bank, (see "—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank") as converted is now held by the HFSF.

        In addition, in accordance with Article 2 of Greek Law 3723/2008, the Hellenic Republic, as long as the Bank retains the benefit of the Greek government guarantees issued under Greek Law 3723/2008, is entitled to the appointment of a representative to the Board of Directors of the Bank. The Hellenic Republic representative to the Board has the ability to veto decisions relating to strategic issues or decisions that could have a material impact on the legal or financial status of the Bank and for which the approval of the General Meeting is required, or decisions referring to the distribution of dividends and the remuneration of the Chairman, Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and their deputies, under the relevant decision of the Ministry of Finance, or, in case of decisions that the representative considers detrimental to the interests of the depositors or that may materially affect the Bank's solvency and operation. The Hellenic Republic Representative has free access to the Bank's books, data and reports on restructuring and viability, plans for medium-term financing needs of the Bank, as well as data relating to the level of funding of the economy.

Risks Relating to Our Business

The increase of non-accruing loans may have a negative impact on our operations in the future.

        Non-accruing loans represented 39.7% of our loan portfolio as at December 31, 2015, while the same ratio for our Greek operations was 41.3% (see Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, individuals who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As at December 31, 2015 and December 31, 2014, 71,960 and 58,948 customers, had applied to the court under the provisions of Greek Law 3869/2010,with combined outstanding balances of EUR 3,411 million and EUR 2,784 million, respectively. In addition, we may not be able to enforce certain collateral in enforcement proceedings for real estate used as the main residence of the debtors, subject to certain conditions as described in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral". Future provisions for non-accruing loans could have a materially adverse effect on our profitability.

The sale of Finansbank pursuant to the Revised Restructuring Plan will result in the loss of a business which has historically represented a significant portion of our consolidated operations and net income.

        On November 3, 2015, the Board of Directors approved the Capital Plan (see Item 4.A, "History and Development of the Company—Capital Plan", which among others, included the disposal of our Turkish Operations. On December 21, 2015, the Board of Directors approved the divestiture to Qatar National Bank of the Turkish Operations. The Finansbank Transaction was approved by our shareholders at an Extraordinary General Meeting on January 18, 2016. Closing of the Finansbank Transaction is subject to approval from: (i) the Turkish Banking Regulation and Supervision Agency (already received); (ii) the Qatar Central Bank (already received); (iii) the Turkish Competition Board (already received approval; reasoned decision pending to be received); (iv) the Turkish Capital Markets Board (already received) and (v) the Turkish Treasury (already received). The Finansbank Transaction is expected to close on or before June 30, 2016.

        For the years ended December 31, 2013, 2014 and 2015, the Turkish Operations contributed 648 million, 169 million and 355 million, respectively, to our net income/(loss) from discontinuing operations before impairments. As the Turkish Operations have historically formed a significant portion of our consolidated business and operations, its disposal will have a significant impact on our financial condition, results of operations, liquidity, capital position and prospects in future reporting periods. In addition, as Turkey represented our largest foreign market, our future operations will be less diversified and our remaining operations will have a significantly greater exposure to Greece as a percentage of our overall business. As a result of the foregoing factors, the disposal of the Turkish Operations could have a material adverse effect on our business, results of operations, financial condition and prospects and may have an adverse impact on the value of the ordinary shares.

The Group is vulnerable to disruptions and volatility in the global financial markets.

        Following a lengthy period of recession in many economies around the world, including Europe, in the wake of the financial crisis, global economic growth has returned, although at a relatively modest pace and unevenly across countries. Most of the economies with which Greece has strong export links, including a number of European economies, continue to face significant economic headwinds stemming from weak GDP growth, high levels of private or public debt and elevated unemployment rates. Increasing downside risks on the back of a weaker external environment and heightened geopolitical risks may restrict the sluggish European economic recovery, which remains greatly dependent on accommodative monetary policy, with a corresponding adverse effect on the Group's business, results of operations and financial condition.

        Financial markets have shown elevated volatility in January and the first half of February 2016. Equity prices in many advanced economies and high-rated sovereign bond yields have declined, and corporate credit spreads widened due to heightening uncertainty vis-à-vis the pace of the world economic recovery, the steep decline in oil and commodity prices and the continual uncertainty regarding Chinese foreign exchange policy. However, global equity markets have showed tentative signs of improvement since mid-February 2016 recovering a part of their losses since the start of the year amid cautious global monetary policy by major central banks and improved economic data. Still, a significant deterioration in the emerging markets growth outlook, alongside disruptive renminbi devaluations by the People's Bank of China, has the potential to cause further financial market turmoil with a corresponding material adverse effect on the Group's business, results of operations and financial condition, including the Group's ability to fund its operations.

        Results of operations, both in Greece and abroad, in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including: political and regulatory risks and the condition of public finances; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values; the availability and cost of funding; inflation; the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of the above factors.

        Adverse developments could also be triggered by significant deterioration of global economic conditions amid the ongoing deceleration in emerging market economies, and especially in China, a recurrence of euro area sovereign debt and banking stress triggered, inter alia, by political and fiscal uncertainty associated with Greece, Spain and the referendum on the United Kingdom's membership of the European Union, stalling reform efforts in euro area periphery economies, as well as a sharper-than-expected deterioration in the Greek economy.

        These developments could:

  •
  further directly impact the carrying amount of the Group's portfolio of Greek government debt;

  •
  further directly impact the impairment losses for receivables relating to the Hellenic Republic;

  •
  severely affect the Group's ability to raise capital and meet minimum regulatory capital requirements; and

  •
  severely limit the Group's ability to access liquidity.

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

        Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's investment securities portfolios could lead to additional impairment losses, including our holdings of Greek government bonds. The investment securities portfolios accounted for 15.5% of the Group's total assets excluding long-lived assets classified as held for sale as at December 31, 2015. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Market Risk".

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies, domestic and international economic and political conditions, as well as other factors. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which we operate. Cost of funding is especially at risk for the Bank due to increased ELA and Eurosystem funding and the tight liquidity conditions in the domestic deposit market.

        In the current interest rate climate, central banks of the major developed economies (including the Federal Reserve ("Fed"), the ECB, the Bank of England and the Bank of Japan, among others) are widely perceived to have an abnormally significant influence on the volatility and direction of short term rates. The method and rate at which central banks adjust their target rates cannot be predicted, nor can the effects that changes in such rates will have, be anticipated.

        There are risks involved in both an increase of rates and a prolonged period of low or negative interest rates. Variations in short-term interest rates could affect the Group's net interest income, reducing its growth rate and potentially resulting in losses. When interest rates rise, the Group may be required to pay higher interest on floating-rate borrowings while interest earned on fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline.

        Conversely, increases in interest rates may reduce the volume of loans the Group originates. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of the Group's customers to prepay or refinance fixed-rate loans, reduce the value of its financial assets and reduce gains or require it to record losses on sales of loans or securities.

        If interest rates decrease, although this is likely to reduce the Group's funding costs, it is likely to compress the Group's interest margin, as well as adversely impact income from investments in securities and loans with similar maturities, which could have a negative effect on the Group's operating results, financial condition and prospects.

        Changes in market interest rates may affect the interest rates the Group charges on its interest-earning assets differently from the interest rates it pays on its interest-bearing liabilities. This difference could reduce the Group's net interest income. Since the majority of the Group's loan portfolio effectively re-prices within a year, rising interest rates may also result in an increase in the Group's allowance for loan losses if customers cannot refinance in a higher interest rate environment. Further, an increase in interest rates may reduce the Group's clients' capacity to repay in the current economic circumstances.

We face significant competition from Greek and foreign banks.

        The general scarcity of wholesale funding since the onset of the economic crisis, as well as the imposition of capital controls in 2015, has led to a significant increase in competition for retail deposits in Greece among the four largest banks (including the Bank) and other smaller banks, which means that the Bank may have to pay higher rates to attract equivalent levels of deposits. This has been exacerbated by the sharp decline in deposits that have left the Greek banking system over the past several months due to the imposition of capital controls. The Bank faces competition from foreign banks in our banking operations outside of Greece, some of which may have resources greater than that of the Bank. The Bank may not be able to continue to compete successfully with domestic and international banks in the future. These competitive pressures may have a material adverse effect on its business, financial condition and results of operations. The Group's exposure to Greece will increase significantly as a result of the sale of Finansbank. See also "—The sale of Finansbank pursuant to the Revised Restructuring Plan will result in the loss of a business which has historically represented a significant portion of our consolidated operations and profit".

The loss of senior management may adversely affect our ability to implement our strategy.

        The Group's current senior management team includes a number of executives the Group believes contribute significant experience and expertise to its management in the banking sectors in which the Bank operates. The continued performance of the Group's business and its ability to execute its business strategy will depend, in large part, on the efforts of the senior management of the Group. For instance, a change in government or a situation of effective control by the HFSF could lead to the departure of certain senior managers. If a substantial number of the Group's senior management team leave the Group, its business may be materially adversely affected. In addition, as described under "—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank", our Board of Directors is currently subject to an evaluation of our corporate governance, as contemplated by the HFSF Law and the Amended Relationship Framework Agreement. Depending on the outcome of this evaluation, there may be changes to the composition of our Board of Directors.

We may be unable to recruit or retain experienced and/or qualified personnel.

        The Group's competitive position depends, in part, on its ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, the Group provides compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the Hellenic Republic's Bank Support Plan, as currently applicable, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chairman, the Chief Executive Officer, the Deputy Chief Executive Officers and any general managers or their deputies. In any case, remuneration of the abovementioned personnel should not exceed the Bank of Greece Governor's remuneration. Furthermore, as a result of the economic crisis and regulatory restrictions on bonus payments, the Group is limiting or restricting the bonuses it pays to personnel, which may inhibit the retention and recruitment of qualified and experienced personnel. The inability to recruit and retain qualified and experienced personnel in the Hellenic Republic and SEE, or manage the Group's current personnel successfully, could have a material adverse effect on its business, results of operations, financial condition and prospects.

We, like any other credit institution, are exposed to the risk of fraud and illegal activities of any form, which, if not dealt with in a timely manner and successfully, could have negative effects on our business, financial condition, results of operations and prospects.

        The Group is subject to rules and regulations related to combating money laundering and terrorism financing in the jurisdictions where it operates. Compliance with anti-money laundering and anti-terrorist financing rules entails significant cost and effort. Non-compliance with these rules may have serious consequences, including adverse legal and reputational consequences. Although the Group believes that its current anti-money laundering and anti-terrorism financing policies and procedures are adequate to ensure compliance with applicable legislation, it cannot guarantee that they will comply at all times with all rules applicable to money laundering and terrorism financing as extended to the entire Group and applied to its staff in all circumstances. A possible violation, or even any suspicion of a violation of these rules, may have serious adverse legal and financial impacts, which could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

We could be exposed to significant future pension and post-employment benefit liabilities.

        The employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2015 was EUR 273 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Potential variations may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Item 6.D, "Employees" and Note 40 to the U.S. GAAP Financial Statements.

        The recent amendments pursuant to the Third Program or any future amendments in legislation regarding pensions and pension liabilities or other post-employment benefit obligations may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, we rely on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, our internal valuation models require us to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates we are often required to make relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on our earnings and financial condition. Also, market volatility and illiquidity such as that experienced over the past several years can challenge the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a material adverse effect on our results, financial condition and prospects.

We are exposed to credit risk, market risk, liquidity risk, operational risk and insurance risk.

        As a result of our activities, we are exposed to a variety of risks. Among the most significant of these risks are credit risk, market risk, liquidity risk, operational risk and insurance risk. Failure to control these risks could have a material adverse effect on the Group's results of operations, financial condition, prospects and reputation.

  •
  Credit Risk.  Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. See "—We are exposed to counterparty risk".

  •
  Market Risk.  Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect income from foreign exchange dealing. The performance of financial markets or financial conditions generally may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which our portfolios are also exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations. See "—We are exposed to foreign exchange risk, and a possible devaluation of any of the currencies in which we operate could have a material adverse effect on our assets, including our loan portfolio or any assets held for sale, and our results of operations" and "—Volatility in interest rates may negatively affect our net interest income and have other adverse consequences" "and "—The Group is vulnerable to disruptions and volatility in the global financial markets".

  •
  Liquidity Risk.  Liquidity risk is defined as the current or prospective risk to earnings and capital arising from an entity's inability to meet its liabilities when they come due without incurring significant losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding a portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms. The severity of pressure experienced by the Hellenic Republic in its public finances and credit downgrades has restricted the access to markets for the Bank, which in 2015 has relied on the ECB and the Bank of Greece for the majority of new liquidity (see "—Risks Relating to the Hellenic Republic's Economic Crisis—We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and Bank of Greece, through the ELA, for funding, which access could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees", Item 5.B "Liquidity and Capital Resources" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk").

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

  •
  Insurance Risk.  The principal risk that we may face is that the actual claims and benefit payments, or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

        Although management believes that its risk management and risk mitigation policies are adequate, our risk management processes may not prevent all instances of fraud or otherwise allow us to mitigate or fully manage the above risks. In addition, the weak Greek economy and the need to implement the Third Program as well as continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, results of operations and financial condition.

Our economic hedging may not prevent losses.

        If any of the variety of instruments and strategies that we use to economically hedge our exposure to market risk is not effective, we may incur losses. Many of our hedging strategies are based on historical trading patterns and correlations. Unexpected market developments therefore may adversely affect the effectiveness of our hedging strategies. Moreover, we do not economically hedge all of our risk exposure in all market environments or against all types of risk. In the Group's view, the principal market risk to which it is exposed, which is not fully economically hedged, is the sovereign credit risk of the Hellenic Republic, in respect of which the Group does not maintain any hedging positions (such as, for example, credit default swaps).

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

        In addition, third parties with which we do business under stringent contractual agreements may also be sources of cyber security or other technological risks. We outsource a limited number of supporting functions, such as printing of customer credit card statements, which results in the storage and processing of customer information. Although we adopt a range of actions to eliminate the exposure resulting from outsourcing, such as not allowing third-party access to the production systems and operating a highly controlled IT environment, unauthorized access, loss or destruction of data or other cyber incidents could occur, resulting in similar costs and consequences to us as those discussed above.

        While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks such as fraud and financial crime, such insurance coverage may be insufficient to cover all losses.

Our loan portfolio may continue to contract.

        Since December 31, 2013 the Group's Greek residents net loans has declined from EUR 43.0 billion to EUR 36.7 billion as at December 31, 2015. As the Greek economy has fallen into recession, in the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may not grow at historic rates or may even decline. Furthermore, there are a limited number of high credit quality customers to whom banking services may be provided in our target markets. Developments in our loan portfolio will be affected by, among other factors, the health of the Greek economy in light of the economic crisis, capital controls imposed on Greek banks and the Third Program. The continuing decline in our loan portfolio, in combination with non-accruing loans, could further reduce our net interest income, and this could have a material adverse effect on our business, results of operations, financial condition and prospects.

We could be subject to additional taxes.

        Due to the uncertainty regarding the successful implementation of the Third Program, new taxes may be imposed on the Group, and existing taxes may be increased. Greek Law 4334/2015 provides that for the periods commencing from January 1, 2015 thereon, the nominal corporation tax rate has increased to 29% from 26% in 2014.

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

        Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our Chief Executive Officer, our Deputy Chief Executive Officer and our Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        As of December 31, 2015, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, our Deputy Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.

        Based upon that evaluation, our Chief Executive Officer, our Deputy Chief Executive Officer and our Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2015, due to the fact that management identified material weaknesses in its ICFR relating to:

  (a)
  the financial statement closing process;

  (b)
  the methodology and calculation used to estimate loan impairments;

  (c)
  the process of user account access management, specifically relating to formal processes on monitoring the generic administration accounts and periodic reviews of users' access rights; and

  (d)
  the process and controls relating to the calculation of the U.S. GAAP insurance liability reserves.

        See Item 15 "Controls and Procedures".

        Although we have initiated remedial steps to address these material weaknesses in our ICFR, the existence of these material weaknesses could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business. Furthermore, further and continued determinations that there are material weaknesses in the effectiveness of our ICFR could also reduce our ability to obtain financing or could increase the cost of any financing we obtain and require additional expenditures of both money and management's time to comply with applicable requirements.

Legal, Regulatory and Compliance Risks

Our business is subject to increasingly complex regulation which may increase our compliance costs and capital requirements.

        Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction in which it operates. All of these regulatory requirements have changed, are continuing to change, and are subject to further change following the unprecedented levels of government intervention and changes to the regulations governing financial institutions, as a result of the financial crisis. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have implemented significant changes to the existing regulatory frameworks for financial institutions, including those pertaining to supervision, capital adequacy, liquidity, resolution and the scope of banks' operations (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Requirements/Supervision").

        Since November 4, 2014, the Group has been a significant supervised entity under the SSM in the Eurozone and is subject to continuous evaluation of its capital adequacy by the SSM, and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios. The supervisory regime applicable to European banks is undergoing a period of change since the SSM took responsibility for the prudential supervision of banks in the Eurozone in November 2014. The SSM might impose new compliance, governance or system and control mandates that will increase compliance costs for the Bank. Furthermore, it is unclear yet whether this new supervisory regime shall require the Bank (and other banks) to significantly increase its minimum required capital.

        As a result of these and other ongoing and possible future changes in the financial services regulatory framework (including requirements imposed by virtue of the Group's participation in any Greek government or regulator-led initiatives, such as the Hellenic Republic Bank Support Plan), the Group will face greater regulation in the Hellenic Republic and SEE. Current and future regulatory requirements may be different across each of these locations and even requirements with European Economic Area ("EEA")-wide application may be implemented or applied differently in different jurisdictions.

        Compliance with these new requirements will increase the Group's regulatory capital and liquidity requirements and may increase its compliance costs and disclosure requirements, restrict certain types of transactions, affect its strategy and limit or require the modification of rates or fees that it charges on certain loans and other products, any of which could lower the return on the Group's investments, assets and equity. The Group may also face increased compliance costs and limitations on its ability to pursue certain business opportunities. The new regulatory framework may have significant scope and may have unintended consequences for the global financial system, the Greek financial system or the Group's business, including increasing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. In addition, changes in law to address tax compliance issues such as compliance with the U.S. Foreign Account Tax Compliance Act under sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 ("FATCA") may increase the Group's compliance costs. The Group cannot predict the effect of any such changes on its business, financial condition, cash flows or future prospects.

The Group is subject to the European resolution framework which has been implemented and may result in additional compliance or capital requirements and will dictate the procedure for the resolution of the Group.

        The BRRD provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms. The BRRD is designed to provide authorities with a credible set of resolution tools and powers to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

        The BRRD was implemented in Greek law by Greek Law 4335/2015. The BRRD's broad range of resolution tools and powers may be used alone or in combination where the relevant National Resolution Authority considers that certain required conditions are met, namely, that an institution is failing or likely to fail, that no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe and that the taking of a resolution action is necessary to the public interest. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool (the "BRRD Bail-in Tool"), which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In certain circumstances, the use of resolution tools may require that the institution in question be made subject to liquidation. In certain cases, extraordinary public financial support may be provided either outside of resolution or in addition to the application of one or more resolution tools, in accordance with the EU state aid framework, as a last resort and subject to additional conditions, including mandatory burden-sharing rules whenever public support is provided in the context of resolution. For further information, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Reporting Requirements for Banks—Bank Recovery and Resolution Directive".

        An institution will be considered as failing or likely to fail when: it is, or is likely in the near future to be, in breach of its requirements for continuing authorization; its assets are, or are likely in the near future to be, less than its liabilities; it is, or is likely in the near future to be, unable to pay its debts or other liabilities as they fall due; or it requires extraordinary public financial support (except in limited circumstances). Although there are proposed pre-conditions for the exercise of the bail-in power, there remains uncertainty regarding the specific factors which the relevant National Resolution Authority would consider in deciding whether to exercise the bail-in power with respect to the relevant financial institution and/or securities issued by that institution. In particular, in determining whether an institution is failing or likely to fail, the relevant National Resolution Authority may consider a number of factors, including, but not limited to, an institution's capital and liquidity position, governance arrangements and any other elements affecting the institution's continuing authorization. Moreover, as the final criteria that the relevant National Resolution Authority would consider in exercising any bail-in power is likely to provide it with discretion, it will be difficult to predict when, if at all, the exercise of any bail-in power by the relevant Resolution Authority, may occur which would result in a principal write off or conversion to equity. Accordingly, the threat of bail-in may affect trading behavior, including prices and volatility, of the securities of any institution which the market perceives to be potentially considered as failing or likely to fail by the relevant National Resolution Authority.

        In addition to the BRRD Bail-in Tool which is available for an institution in resolution, the BRRD provides for resolution authorities with pre-resolution powers to permanently write-down or convert into equity capital instruments of the financial institution, including "CET1 instruments", "Additional Tier 1 instruments" and "Tier 2 instruments" (each as defined under the CRD IV) at the point of non-viability of the institution and before any other resolution action is taken (non-viability loss absorption), as further described under the Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive". The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool (other than the bail-in power, which would be used instead of the capital instruments write-down and conversion power). These measures could be applied to certain of the Group's instruments; the occurrence of circumstances in which write down powers would need to be exercised would be likely to have a material adverse impact on the Group's business, financial condition and results of operations. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

        The powers set out in the BRRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. As such, it is too early to anticipate the full impact of the BRRD, and there can be no assurance that shareholders and potential investors will not be adversely affected by actions taken under it. In addition, there can be no assurance that its application will not have a significant impact on the Group's results of operations, business, assets, cash flows and financial condition, as well as on its funding activities and the products and services offered (see also "—Although the Bank successfully raised the capital it needed in December 2015, there can be no assurance that this level of capital will be sufficient if economic conditions in Greece deteriorate further").

        In addition, Regulation 806/2014 establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism ("SRM") and a Single Resolution Fund (the "SRM Regulation").

        The SRM Regulation, which will complement the SSM (as discussed under "—The Group may need additional capital and liquidity as a result of regulatory changes" above), applies to all banks supervised by the SSM, including the Bank. These uniform rules and uniform procedure established under the SRM Regulation will be applied by a single resolution board (the "Single Resolution Board") together with the EU Council and the European Commission and the national resolution authorities within the framework of the Single Resolution Mechanism. The Single Resolution Board shall have available the same range of tools as are available under the BRRD and described above. The Single Resolution Mechanism will be supported by a single resolution fund (the "Fund"). The Single Resolution Board will be responsible for the effective and consistent functioning of the Single Resolution Mechanism and shall use the Fund only for the purpose of ensuring the efficient application of the resolution tools and exercise of the resolution powers. The owner of the Fund shall be the Single Resolution Board.

        The provisions relating to the cooperation between the SRB and the national resolution authorities for the preparation of the banks' resolution plans apply from January 1, 2015 and the Single Resolution Mechanism is fully operational from January 1, 2016. On February 22, 2016, the SRB, acting through the national resolution authorities of the Banking Union Member States, has started to collect the data required for resolution planning and the determination of MREL from all banking groups under its direct responsibility, including the Group.

We may be subject to a proposed EU regulation on mandatory separation of certain banking activities.

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the High Level Expert Group (the "Liikanen Group") on the mandatory separation of certain banking activities. The proposed regulation, which remains subject to change and review and approval by the relevant European institutions, contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading in financial instruments and commodities. The new rules would also give supervisory authorities the power and, in certain instances, the obligation to require the transfer of other high-risk trading activities (such as market-making, complex derivatives and securitization operations) to separate legal trading entities within the group ("ring-fencing"). Should a mandatory separation be imposed, additional costs at Group level cannot be ruled out, including higher funding costs, additional capital requirements and operational cost which could have a material adverse impact on the Group's results of operations, business, assets and capital position.

We may be affected by a proposed EU Financial Transactions Tax.

        On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (the "FTT") in certain participating member states of the European Union (the "Participating Member States"), including Greece (see Item 4.B, "Business Overview—EU Regulation Proposals—EU Financial Transactions Tax" for more information).

        The European Commission's Proposal could, if introduced, apply to certain dealings in the ordinary shares as well as apply to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in the ordinary shares where at least one party is a financial institution, and at least one party is established in a Participating Member State.

        Holders of the ordinary shares are advised to seek their own professional advice in relation to the FTT. Any additional taxes imposed on or transactions carried out by us in the future, or any increases in tax rates, may have a material adverse effect on our business, results of operations or financial condition.

Laws governing the bankruptcy of individuals and regulations governing creditors' rights in Greece and various SEE countries may limit our ability to receive payments on past due loans, and anticipated changes to such laws may not have the desired effect.

        Laws governing the bankruptcy of individuals who are not merchants (including Greek Law 3869/2010, regarding the debt arrangement of debts for over-indebted individuals) and other laws and regulations governing creditors' rights generally vary significantly within the region in which we operate. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. In Greece, foreclosures and auctions of all properties were prohibited until October 31, 2015. Although the Greek suspension of every enforcement action due to capital controls was lifted by the October 29, 2015 official announcement of Ministry of Justice, Transparency and Human Rights on November 2, 2015, a prolonged lawyers', bailiffs' and notaries' strike commencing in January 12, 2016 has restrained us from proceeding to enforcement, seizures and auctions of any real estate.

        Although measures under the Third Program are in principle designed to address certain of the foregoing concerns in respect of creditors' rights in Greece, and reduce legal impediments to, and the tax consequences of, the enforcement of such rights, these measures may not be enacted as proposed or may not provide any of the protections to creditors that are hoped for. As a consequence, the Bank may continue to encounter difficulties recovering or enforcing collateral on past due loans, which could have a material adverse effect on its financial condition and results of operations.

        If the current economic conditions persist or worsen, bankruptcies could intensify, or applicable bankruptcy protection laws and regulations may change to limit the impact of the recession on corporate and retail borrowers. Such changes may have an adverse effect on our business, results of operations and financial condition.

Changes in consumer protection laws might limit the fees that we may charge in certain banking transactions.

        Changes in consumer protection laws in Greece and other jurisdictions where the Group operates could limit the fees that banks may charge for certain products and services such as mortgage loans, unsecured loans and credit cards. If introduced, such laws could reduce our profit for the period, though the amount of any such reduction cannot be estimated at this time. There can be no assurance that such effects will not have an adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Operations Outside of the Hellenic Republic

We conduct significant international activities in SEE operations, which are subject to certain political, governmental or macroeconomic risks.

        Apart from our continuing operations in the Hellenic Republic and discontinuing operations in Turkey, we have built up substantial operations in the SEE countries of Bulgaria, Romania, Serbia, Former Yugoslav Republic of Macedonia ("FYROM") and Albania ("SEE-5") and other developing economies. The Group's SEE operations accounted for 12.3% of our gross loans as at December 31, 2015 and 21.5% of our net interest income before provisions for loan losses from continuing operations at and for the year ended December 31, 2015. Our SEE-5 operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

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

        The materialization of any of the above factors, individually or in combination, may have a material adverse effect on the Group's business, results of operations, financial condition or prospects.

Risks Relating to the Markets and the ordinary shares

There can be no assurance that the Bank will continue to satisfy the continued listing eligibility criteria of the listing rules of the ATHEX if additional capital is provided by HFSF.

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

        The principal trading market for our ordinary shares is the ATHEX. The trading in ADSs representing the ordinary shares has been in greater volume than the trading on the ATHEX. The ATHEX is less liquid than the other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2015, the average daily trading value on the ATHEX was EUR 86 million, while in the first four months of 2016 it was EUR 68 million (data as at 28 April 2016).

        As at December 31, 2015, the aggregate market value of all shares listed on the ATHEX was EUR 46.7 billion, while as at March 23, 2016 it was EUR 39.3 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2015 and March 23, 2016 was EUR 3.1 billion and EUR 2.0 billion respectively, representing 6.7% and 5.1%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our ordinary shares.

Exercise of the warrants or future sales of ordinary shares could cause the price of our ordinary shares to decline.

        As at the date of this Annual Report, 245,745,725 warrants issued by the HFSF were outstanding permitting holders to acquire, for each warrant held 0.54861592129144 ordinary shares, representing a total of 134,820,022 (or 1.5%) of our ordinary shares following the completion of the 2015 share capital increase. The warrants must be exercised within a period of 54 months following their issuance on June 26, 2013. In addition, following a 36 month lock up period from the date of issuance of the warrants, the HFSF may sell or transfer the ordinary shares underlying the warrants, provided it gives applicable notice to the warrant holders. Pursuant to the HFSF's founding law, the HFSF must dispose of the ordinary shares within an initial period of five years of the date of issuance on June 26, 2013. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework". If any of the outstanding warrants are exercised or if the HFSF sells or indicates an intention to sell substantial amounts of our ordinary shares, the trading price of our ordinary shares could decline significantly. We cannot predict the effect, if any, that the exercise of warrants or future sales of our ordinary shares by the HFSF or the availability of these ordinary shares for sale will have on the market price of our ordinary shares. Following the completion of the 2015 share capital increase, we have 9,147,151,527 ordinary shares outstanding.

Shareholder composition could substantially change due to the HFSF's participation in our share capital and potential future issuance of ordinary shares pursuant to DTC Law and the conversion of CoCos.

        The HFSF is our most significant shareholder, holding 40.4% of our ordinary shares outstanding as at April 20, 2016.

        The disposal of the ordinary shares held by the HFSF, either on its own initiative or, where applicable, as a consequence of the exercise of the warrants held by it, may significantly alter the type and composition of our shareholder base and may lead to the concentration of significant percentages of ordinary shares and voting rights in the hands of particular investors, which may confer to such investors full control of us.

        Furthermore, we may issue, starting in 2017 in respect of the fiscal year 2016, further ordinary shares to the Hellenic Republic in respect of tax credits receivable from the Hellenic Republic pursuant to the DTC Law. See "—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition". Based on current law, the number of ordinary shares to be issued in respect of such tax credits will be equal to the volume weighted average price for the ordinary shares for the 30 business days preceding the conversion. This conversion of the tax credit into ordinary shares may lead to dilution of shareholders who do not, or cannot, exercise their call option on the conversion rights arising in connection with the tax credit, and their dilution may be substantial (see "—As a recipient of State Aid, our operational autonomy is constrained").

        Lastly, pursuant to the terms of the CoCos, we may be required to convert CoCos and issue ordinary shares to the HFSF in the event our CET1 ratio, on a solo or a consolidated basis, falls below 7%, or if we fail to make a second interest payment (not necessarily consecutive with the first missed interest payment), or if we choose to make certain interest payments in ordinary shares or if the CoCos are outstanding on the seventh anniversary of their date of issue.

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  uncertainty as to the effects of the Third Program and its implementation;

  •
  the imposition of capital controls on the banking system, the closure of the ATHEX to trading and continuing uncertainty as to the nature, extent and future changes as regards capital controls in Greece;

  •
  general volatility in equity markets worldwide, and significant uncertainty as to the growth prospects of large markets such as China;

  •
  the overall condition of the Greek economy and budget deficit;

  •
  the perceived stability of the Economic and Monetary Union;

  •
  actual or anticipated fluctuations in the Group's operating results;

  •
  results of operations of the Group's competitors;

  •
  negative publicity;

  •
  potential changes in banking regulatory regimes;

  •
  potential or actual sales of large amounts of the Bank's shares into the market;

  •
  changes in recommendations of financial analysts regarding the Group's financial condition and changes in financial estimates by securities analysts;

  •
  conditions and trends in the banking sector in Greece and elsewhere in Europe;

  •
  the condition of the economies in which the Group does business;

  •
  any exercise of PONV power or bail-in power;

  •
  as from 2017, the issuance of shares arising under the DTC Law;

  •
  issuance of shares pursuant to the terms of the CoCos;

  •
  expectations relating to the potential application of resolution measures to the Group or to Greek banks more generally;

  •
  the commitment of the HFSF to sell part or all of its shares in the Bank within certain time limits;

  •
  the general state of the securities markets (with particular emphasis on the Greek and SEE-5 and financial services sectors);

  •
  brokers' estimates as to the value of the ordinary shares which may not necessarily reflect the actual value of the ordinary shares at any given time, and investors should therefore not place undue reliance on such estimates as indicators of the Group's future growth or profitability; and

  •
  the other factors as described in this Item "Risk Factors"

        In addition, our share capital may also be subject to significant dilution in the future as a result of any conversion rights issued with respect to any Tax Credits from 2017 onwards, in respect of the relevant preceding fiscal year, in accordance with the DTC Law, and the extent of such dilution will be in very large part determined by the quantum of the Tax Credit and the average market price of our ordinary shares at the time the Tax Credit is used. See "—If the Bank recognizes accounting losses in future years, its DTCs will be converted into Tax Credits and the Bank will be required to issue a material number of additional ordinary shares to the Hellenic Republic, which may result in high dilution of existing shareholders in 2017 and future periods".

        For the annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years see Item 9.A, "Offer and Listing Details".

Our common share ADS were delisted from the NYSE, resulting in reduced liquidity for our common share ADSs.

        Our ADRs representing the ordinary shares were suspended from trading on the NYSE on November 27, 2015 due to abnormally low price levels of the Company's American Depositary Shares, pursuant to Section 802.01D of the NYSE Listed Company Manual, and were delisted from the NYSE as at December 17, 2015. The ADRs are currently traded only in the U.S. over-the-counter market ("OTC") under the symbol "NBGGY". Since the delisting from the NYSE, there has been significantly lower trading volume in our ADSs in the OTC market, which may introduce further volatility into the price of our ADSs in the OTC markets and this volatility may continue into the future.

The exercise of pre-emptive rights may not be available to U.S. holders of the Bank's ordinary shares and American Depositary Receipts ("ADRs").

        Under Greek Law and our Articles of Association, prior to the issuance of any new ordinary shares or convertible notes, and unless this requirement is waived by our shareholders in a shareholders meeting, we must offer holders of our existing ordinary shares pre-emptive rights to subscribe and pay for a sufficient number of ordinary shares to maintain their existing ownership percentages. These pre-emptive rights are generally transferable during the rights trading period for the related share capital increase and may be traded on the ATHEX.

        Holders in the United States of the Bank's ordinary shares and American Depositary Shares evidenced by ADRs may not be able to exercise pre-emptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act of 1933, amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares and ADRs to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

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

        Legal entity shareholder with a permanent establishment in Greece will be subject to Greek tax at a rate of (i) 29%, if the legal entity maintains double entry fiscal accounting books in Greece or (ii) 26% for the first EUR 50,000 and 33% thereafter, if the legal entity keeps single entry fiscal accounting books in Greece on gains arising from the disposition of shares if this income is effectively connected to the permanent establishment in Greece (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—EU Regulation Proposals—Taxation of Common Shares—Greek Taxation"). The capital gains of foreign physical person residents in double tax treaty countries are exempted from Greek taxation provided that they have given a tax residence certificate to their depositary. Capital gains derived from the sale of listed securities based on the date of acquisition (i.e. for listed securities acquired before January 1, 2009) and for capital gains from the disposal of listed shares based on holding percentage (i.e. when the seller holds less than 0.5% of the underlying entity's stock) are not subject to the Greek capital gains tax provided that the relevant shareholders are physical persons. Because capital gains are generally U.S. source for U.S. foreign tax credit purposes, a U.S. entity shareholder may not be able to credit any such Greek tax if it were required to be paid against its U.S. tax liability unless it has sufficient foreign source income from other sources in the appropriate basket for foreign tax credit purposes. See also Item 10.E, "U.S. Federal Income Taxation."

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

        The Bank has operated a commercial banking business for 175 years. Since our founding, our business has expanded to become a large, diversified financial services group. As part of our diversification, the Bank founded Ethniki Hellenic General Insurance S.A. ("EH") in 1891. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

        On November 3, 2015, the Board of Directors approved the Capital Plan (as defined below, see "—Capital Plan"), which included the disposal of our entire stake in our Turkish subsidiary, Finansbank A.S. together with our stake in Finans Leasing, thereby disposing of all of our operations in Turkey. This transaction is expected to close within the first half of 2016, subject to customary regulatory and corporate approvals. As a result, our financial and operating data for the twelve months ended December 31, 2015 have been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank A.S. in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2014, 2013, 2012 and 2011 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets comprise Finansbank A.S., the Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

Acquisitions, Capital Expenditures and Divestitures

        On February 15, 2013, NBG Pangaea REIC acquired 100.00% of the share capital of KARELA S.A., which owns a building in Paiania in Attica, as part of its investment policy. The consideration paid amounted to EUR 56 million in cash.

        On May 10, 2013 the Bank, acquired, free of any consideration, selected assets and liabilities of First Business Bank S.A. ("FBB") which was under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee. The difference between the transferred assets and liabilities (the "funding gap") amounted to EUR 457 million and was covered by the HFSF by contributing to the Bank's EFSF bonds of nominal value equal to the funding gap.

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

        On December 30, 2013, the Bank, transferred to Invel Real Estate (Netherlands) II BV the 66.00% of its participation interest out of the 100.00% held in subsidiary NBG Pangaea REIC at current valuations (net asset value ("NAV")) for a total consideration of EUR 653 million. However, NBG continues to consolidate NBG Pangaea REIC by 100.00%, following the accounting guidance of ASC 840-40 "Sale-Leaseback Transactions" in combination with the accounting guidance of ASC 360-20 "Real Estate Sales".

        On February 10, 2014 JERMYN was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Astir SPA was executed on September 17, 2014 between NBG, the HRADF in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Plan in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the Astir SPA. The relevant consultation period (as per the current Astir SPA terms) began on May 11, 2015 and was extended to

December 31, 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the Astir SPA dated December 31, 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non-current assets held for sale in accordance with ASC 360 10 45 11 "Long Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the standard are met.

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

        On September 23, 2014 NBG disposed of its 100.00% subsidiary Anthos Properties S.A.

        On September 26, 2014 NBG acquired 5.00% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from International Finance Corporation ("IFC") pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated March 29, 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement. After this transaction the Group owned 99.81% of Finansbank.

        Following the preliminary agreement dated September 30, 2014 with "Sterling Properties Bulgaria EOOD", member of the Marinopoulos S.A. Group, NBG Pangaea REIC, on February 27, 2015, acquired 100.00% of the share capital of the newly established company "PLAZA WEST A.D.", which owns approximately 9,000 m2 of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price (as determined by an independent appraiser) amounted to EUR 11 million. As certain terms of the agreement were not met by the Seller by September 30, 2015, Pangaea proceeded with the unwinding of the acquisition, as provided for in the agreement, for a total consideration of EUR 12 million (i.e. the initial consideration EUR 11 million plus compensation of EUR 1 million). The amount of EUR 12 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers.

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

        On October 1, 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC, according to the provisions of Company Law 2190/1920 and Greek Law 2166/1993, was completed by virtue of the no. 100279/1.10.2015 announcement issued by the Ministry of Economy, Infrastructure, Shipping and Tourism. The company has been renamed to "NBG Pangaea Real Estate Investment Company", with distinctive title "NBG Pangaea REIC".

  Sale of Finansbank A.S. to Qatar National Bank S.A.Q

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the Finansbank Transaction. On December 21, 2015, the Bank's Board of Directors approved the sale to QNB of the Turkish Operations. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the transaction, which is also in line with the relevant commitment included in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" it represents a strategic shift that has a major effect on the Group's operations and financial results.

  Sale of NBGI Private Equity Funds

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of the Private Equity Funds. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in the Private Equity Funds qualifies to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

        The table below sets out the Group's principal items of capital expenditure for 2013, 2014 and 2015.

	Year ended December 31,
Type of Capital Expenditure	2013		2014		2015
	Continuing Operations
	(EUR in millions)
Interests in other companies	17	(1)	4	(1)	8	(1)
Information technology and other electronic equipment	30		43		32
Land and buildings	256	(2)	409	(4)	112	(5)
Leasehold improvements	5		6		4
Furniture, fixtures, machinery and vehicles(3)	47		80		22

Total	355		542		178

(1)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc and NBG Finance Plc.

(2)
Principally representing the property acquired by NBG Pangaea REIC though the acquisition of KARELA SA and the property offered by Invel Real Estate as contribution in kind, for its participation in NBG Pangaea REIC.

(3)
"Furniture, fixtures, machinery and vehicles" domestically and abroad also include other capital expenditures that mainly relate to assets under construction and assets under operating leasing.

(4)
Principally representing the property acquired by NBG Pangaea REIC though the acquisition of Nash S.r.L., Fondo Picasso, MIG Real Estate REIC, and other various properties. (See Item 4. B., Business Overview-Other-Real Estate Management").

(5)
Principally representing properties acquired by NBG Pangaea REIC.

        Also, as part of our strategy to streamline our operations and to comply with our obligations under the Revised Restructuring Plan, we continue to divest, if market conditions are favorable, non-core equity investments and real estate assets that are unrelated to our principal financial services business and to commit these released resources to more profitable activities.

        The table below sets out the Group's principal divestitures for 2013, 2014 and 2015.

	Year ended December 31,
Type of Divestiture	2013	2014	2015
	(EUR in millions)
Investments(1)	19	—	—
Real estate(2)	1	18	—

(1)
Disposals during 2013 relate to the private equity business activities of the Group.

(2)
Represents proceeds of disposals of real estate property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

2014 Comprehensive Assessment

        As at November 1, 2014, all systemic Eurozone banks are under the direct supervision of the ECB (Single Supervision Mechanism—SSM). Before ECB assumed its supervisory responsibilities, the Bank, as all systemic European banks, was subject to an EU-wide comprehensive assessment including an Asset Quality Review ("AQR") and Stress Test with December 31, 2013 as the reference date, whose results were announced on October 26, 2014. The AQR and baseline stress test (the "Baseline Stress Test") required a minimum CET1 Ratio of 8% and the adverse stress test a minimum CET1 Ratio of 5.5% (the "Adverse Stress Test").

        The adverse dynamic balance sheet stress test, which was based on the Bank's approved 2014 Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion (the "Adverse Dynamic Balance Sheet"). In line with ECB's guidelines, the Bank submitted on November 7, 2014 as a capital plan the Adverse Dynamic Balance Sheet scenario and the result for the nine month period ended September 30, 2014, which resulted in a capital surplus of more than EUR 2.0 billion and no further capital action was required at that time.

2015 Comprehensive Assessment

        In accordance with the Euro Summit Statement of July 12, 2015 and ECB Decision of August 5, 2015, the ECB conducted a comprehensive assessment of the four systemic Greek banks, the results of which were announced on October 31, 2015.

        The 2015 Comprehensive Assessment consisted of an Asset Quality Review ("AQR") and a Stress Test ("Stress Test") including a baseline and an adverse scenario. The AQR was conducted by reference to a static balance sheet as at June 30, 2015. The Stress Test was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG's financial position to further significant deterioration of the economic environment from June 2015 to the end of 2017.

        Under the baseline scenario (including AQR adjustments), the Stress Test generated an additional negative impact on NBG's regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the ECB at 9.5% for the baseline scenario. Therefore the Baseline Stress Test implied a capital shortfall of EUR 1,576 million. Taking into account the positive impact stemming from the third 2015 quarter results, the ECB reduced the capital needs under both the baseline and the adverse scenarios by EUR 120 million. Consequently the capital shortfall for the baseline scenario was reduced to EUR 1,456 million (the "Baseline Scenario Shortfall").

        Under the adverse scenario, the Stress Test (including AQR adjustments) identified a capital shortfall of EUR 4,482 million (the "Adverse Scenario Shortfall") after the reduction of EUR 120 million (an additional EUR 3,026 million compared to the baseline scenario) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 Stress Test).

The Capital Plan

        The 2015 Comprehensive Assessment, identified a Baseline Scenario Shortfall of EUR 1,456 million and accordingly, an Adverse Scenario Shortfall of EUR 4,482 million.

        To address these capital shortfalls, the Bank undertook a number of capital actions to raise its CET1 capital. These capital actions were set out in a capital action plan (the "Capital Plan"), which was approved by the Board of Directors on November 3, 2015, and SSM on November 13, 2015.

        In connection with the Capital Plan, the following actions were completed in December 2015 (see "—2015 Recapitalization" below):

  •
  the Liability Management Offers ("LME Offers") to eligible holders of seven series of outstanding debt and capital securities;

  •
  the International Offering and;

  •
  the Greek Public Offer.

        Additionally, the Capital Plan includes the sale of the Group's Turkish Operations (although the sale was not required to be and the Bank did not expect to be completed by December 11, 2015). For the Finansbank Transaction see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures—Sale of Finansbank A.S. to Qatar National Bank S.A.Q".

        On November 2, 2015, the Bank commenced the LME Offers, which were addressed to eligible holders of seven series of its outstanding debt and capital securities ("Target Securities") to purchase such securities, in consideration for subscription of new shares in the share capital increase as part of the Capital Plan. The LME Offers expired on November 11, 2015. Settlement of the LME Offers occurred on the settlement date of the recapitalization pursuant to the Capital Plan, being December 1, 2015, raising EUR 694,906,185. Target Securities that were not tendered (or tendered and not accepted by the Bank in accordance with the terms of the LME Offers) were subject to Burden Sharing Measures (as described below) because State Aid was received by the Bank as part of the recapitalization.

        On November 12, 2015, the Bank commenced a private placement outside of Greece of its new shares to be offered as part of the recapitalization pursuant to the Capital Plan (the "International Offering"), raising EUR 452,455,543.30. The International Offering closed on November 19, 2015.

        On December 2, 2015, the Bank completed a public offering of new shares in Greece (the "Greek Public Offer"), raising EUR 299,955,738.30. The Greek Public Offering closed on December 2, 2015.

2015 Recapitalization

        The 2015 recapitalization, encompassing (a) the completion of certain Capital Plan actions (being the LME Offers, the International Offering and the Greek Public Offer), (b) the subscription by the HFSF of CoCos and newly issued ordinary shares of the Bank, and (c) the Burden Sharing Measures (as set out below) mandated by the publication of Cabinet Act no 36/2015 enabled the Bank to raise capital required to satisfy the capital shortfall under the adverse scenario of EUR 4,482 million through the issuance of an aggregate of 8,911,608,218 new ordinary shares of the Bank and the issuance of 20,292 CoCos. The legal steps through which each of these elements were effected are set out below.

  Burden Sharing Measures

        The Capital Plan actions in the aggregate did not fully address the Adverse Scenario Shortfall, the Bank made a formal application for State Aid on December 3, 2015. This State Aid consisted of the subscription by the HFSF of CoCos (in a principal amount equal to 75% of the amount of State Aid provided) and newly issued ordinary shares of the Bank (in respect of the remaining 25%). Consistent with EU State Aid rules, State Aid was provided by the HFSF after the application of the Burden Sharing Measures (as described below).

        Since State Aid was requested by the Bank following the completion of the above-mentioned measures as part of the Capital Plan, prior to the receipt of such State Aid, the HFSF Bail-in Tool was required to be applied to convert into ordinary shares outstanding classes of the Bank's hybrid capital instruments, all subordinated liabilities and certain senior unsecured liabilities which were not mandatorily preferred by law (together, the "Burden Sharing Measures"). These Burden Sharing Measures comprised the securities issued by the Bank not subject to the LME Offers, and Target Securities that were not purchased by the Bank pursuant to the terms of the LME Offers. Cabinet Act no 45/7.12.2015, published following the recommendation by the Bank of Greece, determined by class, type, rate and amount of participation, the instruments or the liabilities that were subject to the Burden Sharing Measures.

        Target Securities that were not tendered and not purchased by the Bank pursuant to the terms of the LME Offers, as well as the preference shares issued by the Bank (including both the U.S. Preference Shares and the Greek State Preference Shares) and outstanding at that time were included in the Burden Sharing Measures which resulted in the mandatory conversion into ordinary shares of the preference shares issued by the Bank and outstanding at that time, outstanding debt instruments, all subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law. More specifically, as per Art 6a of the HFSF Law, the Cabinet Act no 45/2015 set out, inter alia the terms under which: (a) the guarantees written by NBG to the holders of the debt instruments issued by NBG Funding Ltd were converted to NBGs' common shares, and (b) the total amounts of the notes issued by NBG and held by NBG Funding Ltd were written down in full due to the above capitalization of the Guarantees. Therefore, according to Cabinet Act 45/7.12.2015 the contingent liabilities assumed by NBG by providing subordinated guarantees to third parties in connection with the issuance of each of the debt instruments issued by NBG Funding Ltd were converted to new common shares of NBG. The value of the equity shareholding in NBG delivered to the holders of the debt instruments was equivalent to 30% of the par value they hold. (See also Note 24 to the U.S. GAAP Financial Statements)

        The Burden Sharing Measures, applying on the terms set out in Cabinet Act no 45/7.12.2015, resulted in the mandatory conversion into newly issued ordinary shares of the Bank of the U.S. Preference Shares at the rate of conversion determined by the Cabinet Act no 45/7.12.2015, being 100 newly issued ordinary shares per EUR 100.00 in outstanding nominal amount (liquidation preference) of the U.S. Preference Shares. As the U.S. Preference Shares were denominated in U.S. Dollars, an exchange rate of 1.0579, the ECB euro/U.S. Dollar exchange reference rate as at November 30, 2015, was applied. As a result, each U.S. Preference Share, having a nominal amount (liquidation preference) USD 25.00, was converted into 23.631723 newly issued ordinary shares of the Bank.

        The Burden Sharing Measures also resulted in the mandatory conversion, on the terms set out in Cabinet Act no 47/7.12.2015 of the Greek State Preference Shares, issued under Pillar I of the Hellenic Republic Bank Support Program, into 1,603,700,987 newly issued ordinary shares of the Bank, which were transferred to the HFSF by operation of law.

        The result of the LME Offer and the Burden Sharing Measures in respect of the Target Securities were as follows:

Issuer	Repurchase Price	Currency	Aggregate Outstanding Nominal	Total Nominal Value accepted for the repurchase according to the LME Offers	Total Nominal Value that was not in the possession of the Bank after the settlement of the LME Offers date and therefore subjected to the Burden Sharing Measures(1)
		Amounts in millions
Senior Unsecured Notes:
NBG Finance Plc	100%	EUR	701	667	34
Subordinated fixed rate notes:
NBG Finance Plc	75%	EUR	18	1	17
NBG Funding Ltd—Series A	30%	EUR	18	7	11
NBG Funding Ltd—Series B	30%	EUR	19	6	13
NBG Funding Ltd—Series C	30%	USD	14	8	6
NBG Funding Ltd—Series D	30%	EUR	23	9	14
NBG Funding Ltd—Series E	30%	GBP	9	1	8

(1)
Nominal amount or liquidation preference, as applicable, of the relevant securities outstanding, excluding (i) relevant securities previously purchased and held by the Bank or its subsidiaries prior to the launch of the relevant Offer; and (ii) relevant securities to be purchased by the Bank pursuant to the relevant Offer on the relevant securities Purchase Date.

  Extraordinary General Meeting approval

        In the context of the implementation of the Capital Plan, as stated above, on November 17, 2015, the Extraordinary General Meeting of the Bank's Shareholders approved, among other matters:

          a)    the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309,

          b)    the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses,

          c)     the share capital increase by EUR 4,482 million in the context of recapitalization of the banks pursuant to the provisions of the HFSF Law, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through in-cash contribution and/or in-kind contribution, and

          d)    the issuance of the CoCos.

  Confirmation of the recapitalization by the Board of Directors

        On December 9, 2015 the Bank's Board of Directors confirmed that the total share capital increase was partially covered, in accordance with art. 13a of Company Law 2190/1920, i.e. it was covered by EUR 2,192,372,169.30 through the issuance of 7,307,907,231 new shares. In the same meeting the Bank's Board of Directors further certified that the aforementioned partial coverage is divided as follows:

  (a)
  increase by the amount of EUR 457,455,543.30 that was covered in cash by issuing 1,524,851,811 new ordinary shares in the context of the International Offering;

  (b)
  increase by the amount of EUR 299,955,738.30 that was covered in cash by issuing 999,852,461 new ordinary shares in the context of the Greek Public Offer,

  (c)
  increase by the amount of EUR 694,906,185 that was covered in cash by the participants in the LME Offers and issuing thereby 2,316,353,950 new ordinary shares,

  (d)
  increase by the amount of EUR 63,593,954.70 that was covered by contribution in kind that entailed the mandatory conversion to new ordinary shares of liabilities of the Bank pursuant to the Cabinet Act no 45/7.12.2015 and the issuance thereunder in favor of the holders of the relevant securities (including the holders of the preference shares of the Bank outstanding at that time) of 211,979,849 new ordinary shares;

  (e)
  increase by the amount of EUR 676,460,748 that was covered by the HFSF contributing to the Bank notes of the European Stability Mechanism (the "ESM Notes") and issuing 2,254,869,160 new ordinary shares, in accordance with art. 7 of the HFSF Law and Cabinet Act no 36/2.11.2015.

        In accordance with the terms of Cabinet Act no 45/7.12.2015 all of the Bank's preference shares were mandatorily converted (in accordance with the relevant provisions of article 6a of the HFSF Law) to 1,603,700,987 ordinary shares of the Bank. All the outstanding non-cumulative, non-voting, redeemable U.S. Preference Shares (i.e. 12,639,831 U.S. Preference Shares outstanding as at December 12, 2015) were converted into 298,700,987 ordinary shares and all the 270,000,000 outstanding Greek State Preference Shares issued in favor of the Hellenic Republic, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares acquired by the HFSF by operation of law.

  Bank of Directors approval relating to the issuance of CoCos to the HFSF

        The Bank's Board of Directors in its meeting on December 9, 2015, decided, acting within the context of the relevant decision of the November 17, 2015 Extraordinary General Meeting of the Bank's Shareholders, the issuance of a convertible bond loan of a total amount of EUR 2,029,200,000 by issuing 20,292 CoCos, at a nominal value and subscription price of EUR 100,000 each, which were all acquired by the HFSF, in accordance with par. 2 and 5c of the HFSF Law, Cabinet Act no 36/2015 and Greek Law 3156/2003, each as currently applicable. Following the execution of the relevant subscription agreement and the Bond Loan Program concluded between the Bank and the HFSF, the Bank's Board of Directors in its meeting on December 9, 2015 certified the contribution of ESM Notes valued at EUR 2,029,200,000 that fully covered the amount of the aforementioned bond loan, pursuant to the evaluation of such notes, in accordance with art. 7 par. 3 of the HFSF Law, as applicable. The terms and conditions of the CoCos issued by the Bank to the HFSF are as prescribed in Cabinet Act no 36/2015.

Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015

        The Group is subject to EU state aid rules in light of the aid rules and regulations received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank's operations are monitored and constrained pursuant to the terms of the Revised Restructuring Plan, which aims to ensure the Bank's return to long-term viability.

        In 2014, the European Commission approved a Restructuring Plan (the "2014 Restructuring Plan") regarding the Bank as a result of the State Aid measures taken in favor of the Bank, after the severe losses it suffered due to its participation in the PSI. Further to the worsening of the economic climate in Greece during the first semester of 2015 and as a result of ECB's subsequent 2015 Comprehensive Assessment resulting in NBG's need for new State Aid, NBG was required to submit to the European Commission a Revised Restructuring Plan.

        As set out above (see "—2015 Comprehensive Assessment"), the Comprehensive Assessment carried out by the ECB for the four systemic Greek banks, the results of which were announced on October 31, 2015, identified a total capital shortfall for NBG (after taking into account the positive impact of the third quarter 2015 results) under the baseline and adverse scenarios of EUR 1,776 million and EUR 4,482 million, respectively.

        NBG succeeded in covering an amount of EUR 1,776 million of its capital needs by private means (the LME Offers, International Offering and Greek Public Offer), with the remaining amount being covered as a result of the Burden Sharing Measures implemented by the Cabinet Act no 45/2015. The remaining balance of its capital needs against the Adverse Scenario Shortfall amounting to EUR 2,706 million was covered by State Aid through the HFSF in the form of a combination of subscription for ordinary shares and CoCos, as prescribed by the HFSF Law. The additional State Aid in the amount of EUR 2,706 million to NBG was approved on December 4, 2015, by the European Commission, under EU state aid rules, on the basis of the Revised Restructuring Plan.

        The Revised Restructuring Plan includes a number of commitments to implement certain measures and actions which have to be completed during the period 2015–2018 (the "Commitments"). The Commitments relate both to domestic and foreign operations of the NBG Group. Compared to NBG's previous Restructuring Plan (approved in July 2014), these Commitments to extended operational restructuring, amendments to the Commitment's deadlines, and include commitments for further disposals of foreign operations.

        For domestic operations, the Commitments relate to constraining operating expenses (including the number of employees and branches), decreasing the cost of deposits and maintaining a level of loans-to-deposits ratio below a maximum ratio. Other Commitments relate to adhering to an investment policy and the divestment from certain domestic as well as international operations.

        In particular, the Commitments include the following:

  i.
  Sale of Finansbank.    NBG will proceed with the sale of 100% of its shareholding in Finansbank. The Finansbank SPA has been signed and closing of the transaction is expected by June 30, 2016. Following the closing, NBG intends to proceed with repaying the CoCos issued to the HFSF, subject to regulatory approval.

  ii.
  Number of branches in Greece:    Restriction of the total number of branches in Greece to 540 at the end of 2017 (as at December 31, 2015: 526).

  iii.
  Total Full time equivalent personnel ("FTEs") in Greece:    Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary retirement program in 2013, through which approximately 2,500 employees left the Bank. As at December 31, 2015, domestic FTEs were 12,019.

  iv.
  Total operating costs in Greece:    Restriction of total operating costs (as presented in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU) in Greece to EUR 961 million for the year 2017 (2015: EUR 1,030 million).

  v.
  Cost of deposits in Greece:    NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is set out in the Revised Restructuring Plan. As at December 31, 2015 NBG has achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

  vi.
  Loans/Deposits in Greece:    Restriction of the Loan/Deposit ratio (as presented in accordance with IFRS as endorsed by the EU) to a maximum of 115% at the end of 2018 (as at December 31, 2015: 90.1%).

  vii.
  Domestic non-banking activities:    NBG will divest from certain domestic non-banking activities.

  viii.
  Reduction of securities portfolio:    NBG will reduce its investments in shares, subordinated debt and hybrid securities.

  ix.
  Disposal of Private Equity Funds:    NBG will proceed with the sale of its Private Equity Funds. The Equity Funds SPA has been signed and closing of the transaction is expected by June 30, 2016.

  x.
  Divestment from international operations:    NBG will reduce its international activities, by disposing certain subsidiaries and branches.

        Other Commitments are:

  •
  Investment policy:  NBG will not invest in non-investment grade securities, except for specific cases.

  •
  Salary cap:  Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG's employees to a certain amount.

  •
  Corporate Governance:  NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on November 20, 2012, until the end of the Restructuring period.

The implementation of the Commitments set out in the Revised Restructuring Plan is monitored by the Monitoring Trustee.

B.  Business Overview

Introduction

        We are one of the four systemically significant banks in Greece and we hold a significant position in Greece's retail banking sector, with 526 branches and one premium banking branch, and 1,444 ATMs as at December 31, 2015. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage, asset management and venture capital;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management.

        The Bank is our principal operating company, representing 81.3% of our total assets, excluding long-lived assets classified as held for sale, as at December 31, 2015. The Bank's liabilities represent (85.3)% of our total liabilities, excluding liabilities directly associated with long-lived assets held for sale, as at December 31, 2015. While the Bank conducts most of our banking activities, it is supported by eight non-Greek banking subsidiaries: United Bulgarian Bank AD—Sofia ("UBB"), Vojvodjanska Banka A.D. Novi Sad ("Vojvodjanska"), Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), Banka NBG Albania Sh.a. ("NBG Albania"), South African Bank of Athens Ltd. ("SABA") and NBG Bank (Malta) Ltd. ("NBG Malta").

        We hold top positions in many financial services products in Greece. As at December 31, 2015, we had significant market share of mortgage loans in Greece, with a percentage of 26.1%, whereas according to our internal analysis of published information of the Bank of Greece, we hold a significant position in core(3) deposits, with a market share of 32.3%. We are also third in mutual fund management with a market share of 12.6% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. Banking activities in Greece include the Bank's domestic operations, Ethniki Leasing, Probank Leasing S.A. ("Probank Leasing") and Ethniki Factors S.A. ("Ethniki Factors"). The Group's Greek banking operations account for 86.9% of our total lending activities as at December 31, 2015 (the "Greek Banking Loans") and for the 90.0% of our deposits (the "Greek Banking Deposits"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking Loans and Greek Banking Deposits as at December 31, 2015:

	Greek Banking
	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	42,596	33,287
Public Sector	5,218	2,989

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

(3)
Core deposits consist of: sight deposits and savings accounts and exclude repos and time deposits.

Greek Banking Distribution Channels

        As at December 31, 2015 we operated in Greece through 527 branches (including one premium banking branch). As at December 31, 2015, we had 1,444 ATMs, of which at least 589 were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (56% of our ATMs are equipped with cash deposit devices). During 2015, the total number of ATM transactions reached approximately 130 million with a total value of approximately EUR 17.3 billion compared with approximately 112 million transactions in 2014, with a total value of approximately EUR 16.5 billion. In addition, we have developed further alternative distribution channels, such as an e-banking platform targeted at both corporate and retail clients. During 2015, the total number of internet banking users reached 1 million. The total number of electronic transactions during 2015 was approximately 17 million with a total value of approximately EUR 25.8 billion. We operate a contact center, through which the Bank provides information and transaction services through the use of a voice portal and a manned help desk, which began operation in 2007. We also operate an "i-bank", a web based portal which allows our clients to select the ideal place and method to transact with the Bank in order to achieve immediate and reliable service at low cost. Our "i bank" is being implemented at the Group level in all countries in which we operate, which is intended to create convergence across our distribution channels through the utilization of a common platform for cross border products and services. In 2012, we launched a new "i-bank" store. Currently, we operate four "i-bank" stores (two in Athens and two in Thessaloniki) which offer all i-bank services (internet, mobile and phone banking, ATM and APS) and where we also host entertainment and educational events. Moreover, the Bank proceeded with the commercial launch of a new "i -bank" store during 2015 located in the center of Larissa, the largest city of the Thessaly region of Greece. During 2015, the Bank launched the new i-bank Internet Banking for businesses, while in February a fully updated application of i-bank Mobile Banking for smartphones and tablets was introduced. As at December 31, 2015, the "i-bank" stores have received more than 780 thousand visitors.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 48% of the Bank's branches are located in the Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back-office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2015, the Bank operated 255 full banking branches, 271 retail banking branches and one premium banking branch.

        We participate in DIAS Interbanking Systems S.A., which currently has 25 banks as shareholders and direct members, including the Bank. DIAS Interbanking Systems provides interbank services such as check clearing, ATM networking, fund transfers and payroll and pension services for the benefit of the customers of its members.

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

Payment Services

        The Bank offers payment services to clients participating in all local interbank payment channels. The Bank is also a direct member of the euro interbank channels of TARGET, TARGET2, EBA for Euro 1, Step 1 and Step 2. As a member of Step 2, the Bank is the main Greek entry point for Eurozone payments. For payments, especially outside the Eurozone, the Bank maintains a global network of correspondent banks. The Bank has completed the centralization of its payment operations. The Bank's Cash Management service offering in Greece is Single Euro Payments Area compliant with Directive 2007/64/EC on Payment Services ("PSD"), and also leverages extensively the Bank's branch network in providing customers with online transaction processing to facilitate cash gathering.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have continued to apply a conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2014 and 2015.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2014	2015
Mortgage lending (balances)	26.2%	26.1%
Consumer loans and credit cards (balances)	21.7%	21.6%
Core deposits(1)	32.9%	32.3%

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

Consumer Lending Products

        Since 2010, the Bank has sought to address the continued deterioration of its lending portfolio, and to assist customers willing to repay their loans by offering more competitive modification programs depending on each customer's need and repayment ability.

        In 2015 the Bank mainly focused on offering competitive and flexible debt restructuring solutions. As a result, the balance of its consumer loan portfolio (auto financing, other, consumer and credit cards) decreased by 3.7% from EUR 5,612 million as at December 31, 2014 to EUR 5,403 million as at December 31, 2015.

        The Bank's efforts are focused on effective management of its existing loan portfolio in order to prevent further deterioration through the design and implementation of debt restructuring packages to existing customers, which offer a fractional payment program with lower installments adjusted to the borrowers' financial status for a pre-agreed period of time. Consumer and credit card portfolio restructuring products are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under a restructuring, all consumer loan and credit card exposures of a customer are consolidated into a single fixed-term consumer loan. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card exposure with real estate property or provide an additional down payment. The maturity of these restructured products varies and can reach 45 years if additional collateral is obtained. For further detail regarding restructured loans, see Item 4.E., "Selected Statistical and Other Information—Credit Quality and Risk Management—Risk Management—Credit Review Policies—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience—Modifications and TDRs".

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

        Regarding new business development, the Bank is focused on the promotion of special purpose consumer loans such as "auto loans" and "green loans" for energy improvements at home or for purchases of hybrid cars, as well as on the further growth of its debit and prepaid cards portfolio and the strengthening of its position in the card clearing market.

Mortgage Lending Products

        Due to the recession, house prices have declined since 2008 through the fourth quarter of 2015 cumulatively by 41.2%(4), with a decelerating trend during 2015. Capital controls applied as from June 29, 2015 as well as the austerity measures introduced by the Greek Government had a negative impact on the economic environment in 2015. In particular, the negative impact on new mortgages still remains despite the partial lifting of the capital control measures.

        In the year ended December 31, 2015 new lending amounted to EUR 57 million compared to EUR 44 million in 2014 and EUR 28 million in 2013. Despite the adverse macroeconomic conditions the increase of new lending in 2015 is close to 29.5% compared to 2014. Average Loan-to-Value ratio ("LTV") for 2015 new originations was 55.8%, compared to 53.8% in 2014 and 54.5% in 2013 (maximum LTV suggested by the Bank of Greece at 75%), and Payment-to-Income ratio ("PTI") at 23.1%, compared to 24.1% in 2014 and 21.0% in 2013 (maximum PTI recommended at 40% by the Bank of Greece). Approval rate for mortgage applications in 2015 was 75%, higher than in 2014 (63%)

and 2013 (49%), due to the higher quality of submitted applications and better screening at early stage of applications. Pricing in 2015 stood at an average spread of 365 basis points compared to 361 basis points in 2014 and similar spread in 2013.

        As at December 31, 2015, the residential mortgage loan portfolio, before any provision for impairment, was EUR 16.7 billion, compared to EUR 17.4 billion at December 31, 2014 and EUR 17.7 billion at December 31, 2013. In 2015, past due loans continued to rise from 34.4% at December 2014 to 36.4% at December 31, 2015 mainly due to the deleverage of the mortgage portfolio. Although capital controls had a temporary impact on the quality of the Bank's mortgage portfolio this was less pronounced at year-end 2015. Moreover, some of the amendments applied by Greek Laws 4335 and 4336 / 2015 (relating to foreclosure / auction procedure, stricter eligibility criteria in the bankruptcy law, waive of the privileged ranking of public sector in auctions) are expected to have a gradually positive effect on the banking sector.

        During 2015, the Bank continued its efforts to efficiently manage its existing loan portfolio and contain delinquencies by applying a customer-centric approach. This effort resulted in a decline of past due loans formation through 2015 and the first two months of 2016. The solutions offered include term extension up to 45 years, interest-only payment period and fractional payment adjusted to the borrowers' economic capacity. No capital relief is offered and consistency in loan repayment is rewarded. All aforementioned options are intended to secure debt viability and smooth loan repayment. The "split & freeze" product, which was introduced in 2015, provides longer term mortgage solutions for borrowers with weak economic background.

        The Code of Conduct which came into force in 2015 following Greek Law 4224/2013 provides a comprehensive approach towards restructuring, putting a specific framework and a set of rules around the restructuring process, covering communication and provision of information to borrowers, supporting organizational structure, offering suitable and sustainable solutions and reporting requirements to supervisory authorities. Borrowers' sustainability is an essential factor in the restructuring policy, with the introduction of the minimum living standards requirement, playing a key role in defining borrowers' capacity to pay and thus choosing the most appropriate solution. Additionally, the notion of "cooperative borrower" is expected to assist in finding a mutually acceptable and suitable mortgage solution.

        Restructuring measures occur in situations in which the borrower is unable to meet the terms and conditions of a contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

        As at December 31, 2015, residential mortgage loans modified in troubled debt restructuring amounted to EUR 6.1 billion from EUR 3.1 billion as at December 31, 2014. The average duration for this portfolio is 34 years, or eight years more than the non-restructured portfolio, with average spread of 234 basis points (47 basis points higher than the non-restructured portfolio). A strong impetus in mortgage forbearance programs is expected due to full application of the Code of Conduct with favorable results in reducing past due loans.

        As a result of the implementation of the Third Program signed in 2015, mortgage activity is expected to remain weak, as we expect incomes to further decline due to higher taxation and pension cuts. We estimate that house prices are expected to keep falling in 2016, possibly stabilizing by the end of the year.

Small Business Lending Unit

        The Small Business Lending Unit ("SBL Unit") constitutes a division of retail banking and manages credit provision to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1 million. SBL Unit operates through three business credit centers in the main urban centers (Athens, Thessaloniki and Patras), which handle credit applications, in accordance with the Bank's applicable Credit and Collection policy and approved authority levels.

        As at December 31, 2015, the Bank's Small Business Lending gross outstanding portfolio amounted to EUR 3,774 million, decreased by 3.0% compared to EUR 3,892 million at December 31, 2014.

        With effect from the second half of 2015, in accordance with Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42, requests from individuals applying for modifications to be handled by a newly established individuals restructuring division, as part of the Retail Collections Unit.

        The SBL Unit in 2015 continued to offer lending solutions, covering a full range of business credit needs, either in the form of revolving facilities for the coverage of working capital needs (liabilities linked to Small Medium Enterprises ("SME's") trading cycle) or in the form of short-, medium- or long- term fixed loans for financing investment needs or for the enhancement of business liquidity. New loans granted to SMEs totaled to EUR 166 million for the year ended December 31, 2015.

        In addition, the SBL Unit participated in initiatives for the improvement of competitiveness and the enhancement of SME liquidity and specifically in the following co-financed and other state guarantee and funded programs:

  •
  The ETEAN program: "Business Restart", an initiative in cooperation with the Hellenic Fund for Entrepreneurship and Development (ETEAN S.A.) for the financing of micro and small enterprises with a total budget of EUR 550 million (for all participating banks). As at December 31, 2015 EUR 37 million have been disbursed to businesses.

  •
  The "Tourist Insular Entrepreneurship" program, with which the Bank grants loans up to EUR 30,000 on behalf of and as delegated by ETEAN, which provides the funds of the program in full. As at December 31, 2015 EUR 14 million had been disbursed to eligible SMEs.

  •
  The "JEREMIE for Entrepreneurship" program, an initiative in cooperation with European Investment Fund (EIF) for the financing of micro, small and medium enterprises with favorable interest rates, due to the interest-free funding from EIF. The total budget of the program for the year 2015 amounted to EUR 32 million. As at December 31, 2015, EUR 18 million had been disbursed to businesses.

        Furthermore, recognizing the dynamic and growth potential of the agricultural sector, NBG has prepared a special "Contract Farming" financing program that modernizes the entire production and trade cycle of buyers and suppliers of agricultural and livestock products.

        This program aims at financing farmers and livestock breeders to cover part of the production cost of their products under the condition that they have concluded sale contracts with selected trading and manufacturing businesses. Under this program, EUR 3 million were granted to more than 1.000 producers of primary production sector.

        SBL Unit also supported SBLs who experienced difficulties in early stages,—by agreeing more favorable terms and conditions for the rescheduling of their debts(5). The main characteristics of such programs are: the granting of a grace period of up to two years, during which the borrower pays only interest, the extension of up to 20 years on the maturity of loan accounts and the application of lower interest rates in case that new collateral is pledged. In addition, the SBL Unit has formulated all necessary procedures in order to comply with newly established Code of Conduct of Greek Law 4224/2013.

(5)
It is noted that SBL Division also offered restructuring products to physical persons—SMEs until initiation of operations of physical persons Restructuring Division.

        As at December 31, 2015, the SBL Unit's customers that had been settled under any relevant program with a balance of EUR 560(6) million.

        Finally, in the period immediately after the imposition of the bank holiday and the capital controls by Greek Government (June 29, 2015), NBG put in force several measures in order to facilitate bank transactions, mitigate negative impacts for its customers and, at the same time, safeguard its liquidity. The SBL Unit has participated actively in the abovementioned activities.

  Retail Collections Unit ("RCU")

        The Retail Collections Unit ("RCU") was established in 2010 as the independent unit of the Bank responsible for the management of past due and troubled retail loans clients. It is a centralized function with end-to-end responsibility for the management of past due loans, from the first day of delinquency all the way to the eventual write-off. As at December 31, 2015, 1,536 staff were employed on a full-time equivalent ("FTE") basis in connection with the management of the retail past due loan portfolio, including 592 FTEs in the branch network and 333 FTEs in external collection agencies and external law firms. As at December 31, 2015, the retail past due loan portfolio under RCU management amounted to EUR 14.1 billion.

        RCU's strategy for managing delinquent retail clients is performed through a combination of channels, such as the internal collections center ("ICC"), dedicated personnel in the Bank's branch network, external debt collection agencies and external law firms. It makes extensive use of information technology, call strategy and monitoring tools in ICC to perform rigorous collections in the early stages of delinquency, while outsourcing certain (typically smaller, consumer credit) cases to external agencies which are given incentive based remuneration. It utilizes a set of key performance indicators to implement restructuring solutions in respect of borrowers, which involve an analysis of such factors as the income and living expenses of the borrower, the presence and amount of collateral and the days past due of the loan. Depending on the risk profile and delinquency status of the loan, RCU determines the strategy in accordance with a statistically driven framework. Tools employed by the RCU in respect of restructurings include collateral addition, incentives to remain current (such as forgiveness of interest or capital at maturity), maturity extension, monthly payment reduction for 3–6 years, or partial debt freezes ("split balance"). In the case of late delinquencies, settlements may be implemented, which include forgiving of off-balance-sheet interest as well as a percent of capital depending on the collateral and duration of the repayment schedule.

        For the period ended December 31, 2015, the RCU conducted restructurings in the amounts of EUR 1,582 million, EUR 329 million and EUR 166 million related to mortgage, consumer and small business loans, respectively.

  Corporate and Investment Banking

  Commercial Loans

        The Group offers corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        The Bank extends financing to all sectors of the economy. As at December 31, 2015, domestic commercial lending amounted to EUR 25.9 billion and represented 54.1% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest performing loans to non-affiliated enterprises amounted to EUR 2.6 billion as at December 31, 2015, representing 5.5% of its domestic loan portfolio.

(6)
Excluding SBLs that were denounced in 2015.

        The Bank lends primarily in the form of short term credit lines and medium/long term loans. Apart from financing, the Bank provides standby letters of credit and financial guarantees for its customers, which amount to EUR 3.0 billion as at December 31, 2015.

        During 2015, the Bank provided the necessary liquidity to existing and new sustainable investments aimed at enhancing the competitiveness, innovation and outward orientation in business and new jobs creation. As a result of the ongoing economic crisis in Greece, the Bank also provided modification solutions to viable borrowers facing temporary difficulties due to the crisis, always on the basis of availability of additional collateral, new equity participation on behalf of the shareholders as well as adequate loan pricing.

        The Bank in 2016 will maintain its support of the development of Greek entrepreneurship, providing liquidity to viable SMEs, through the available financial engineering instruments, contributing to the utilization of the National Strategic Reference Framework ("NSRF") 2007-2013 and also attempts to broaden partnerships with existing international and European development organizations, with a view to exploit any potential source available for the financial support of SMEs, derived either from the resources of the new programming period 2014 - 2020, or by the European Fund for Strategic Investment, among others.

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

        As at December 31, 2015, outstanding shipping loans (mainly concerning wet and dry bulk shipping) were EUR 2.4 billion. Shipping exposure represents 9.1% of the Bank's total commercial loan portfolio.

        The Bank has traditionally provided bilateral and syndicated long-term financing, mainly to dry bulk, wet bulk and, to a lesser extent, liner business with a consistent view to minimize risk and enhance the portfolio's profitability. Nearly all of the Bank's shipping loans are fully secured by vessels.

        For 2015, the Bank maintained its exposure by participating in new transactions with accredited customers with the same strict terms as in 2014 regarding vessel quality and equity contribution. Loan modifications were implemented, reflecting current market conditions and low freight rates in the dry bulk sector. During 2016 the Bank will again focus on reprofiling credit facilities taking into account the continuing unfavorable market conditions in the dry bulk sector and is aiming for the conclusion of the restructuring of the main Greek ferry companies.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. Over the past several years, freight rates in main shipping segments have remained at relatively low levels with the dry markets suffering the most. The dry bulk shipping is heavily affected by increased tonnage supply and modest demand for shipping services, which is expected to continue in 2016 as well. On the tankers side, after a strong fourth quarter of 2014, the wet markets gained further momentum in 2015 and crude tanker rates rose to their highest levels since 2008 with the outlook for the near term being encouraging.

  Project Finance

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (mainly in Europe). Due to the current economic environment, there has been limited activity in the field of project finance, with the overall size of the relevant portfolio reducing marginally at EUR 408 million as at December 31, 2015, compared to EUR 413 million as at December 31, 2014.

        The voluntary deleveraging effort undertaken by the Bank since the beginning of 2011 continued in relation to its international portfolio for the period of January 1, 2015 to December 31, 2015, during which no new loans were advanced for projects outside Greece, while during the same period the effort to reduce positions in loans with low margins resulted in a decrease of the international loan portfolio by 2.4% in EUR denominated basis. During the same period, the domestic loan portfolio remained practically stable at EUR 206 million (0.1%).

        Through an operational agreement signed in December 2011 between the Bank and the European Investment Bank ("EIB"), the Bank, acting as an Urban Development Fund ("UDF"), has been awarded the management of EU Structural Funds under the Joint European Support for Sustainable Investment in City Areas initiative—(the "JESSICA")—for three lots (out of ten lots in total for Greece) and an operational Program "Environment and Sustainable Development" amounting to a total of EUR 83 million (32.9% of total JESSICA funds for Greece). JESSICA funds, along with the Bank's and other private funds, were intended to be used during the period of 2012 to 2015 to make repayable investments in the respective regions. In May 2012 the UDF issued a Call for Proposals for selecting final recipients to be financed by the UDF. Following this call, the UDF received until the end of 2015, 48 investment proposals, of a total budget of EUR 442 million and UDF-requested funds of EUR 176 million. On December 31, 2015 the project portfolio amounted to four projects with total construction budget of EUR 131 million and UDF-requested funds of EUR 41 million. Total disbursements to signed projects during 2015 amounted to EUR 23 million with total loans outstanding on December 31, 2015 amounting to EUR 31 million. All aforementioned projects as at December 31, 2015 were in the construction phase. During 2015 credit approval was received for one more project with a total budget of EUR 9 million and UDF requested funds of EUR 6 million. The UDF is currently focusing on the completion of disbursements to signed projects as well as on the signing and full disbursement of UDF funds to the fifth project.

  Special Assets Unit ("SAU")

        The Bank has established the SAU, in order to effectively manage troubled and past due corporate loans and have full responsibility for managing such loans. Since the first quarter of 2015, the SAU has been reported as a separate segment and maintains a management structure independent of other Group businesses.

        The corporate loan portfolio managed by the SAU amounted to EUR 5.8 billion as at December 31, 2015 with additional EUR 0.5 billion of leasing and factoring facilities as well as exposures relating to letters of guarantee/ credit.

        The SAU proposes customized loan modification and Troubled Debt Restructuring ("TDR") solutions to enterprises that are facing difficulties meeting their obligations and have operational and financial weaknesses.

        There is a clear prioritization strategy per portfolio managed, based on ageing, size, collateralization levels and status of legal actions. The SAU assesses the creditworthiness of the borrower using analytical tools and metrics, taking into consideration a number of factors, including but not limited to: cooperativeness of the borrower, the size of exposure, the borrower's viability and debt repayment capacity, collateral levels, market and competitive conditions and the industry in which it operates. Based on the results of its assessment, the SAU proposes customized loan modification and restructuring solutions for the borrowers' loans, also taking into consideration the results of a "net present value" tool. A number of restructuring products and debt settlement solutions for small non-denounced and denounced customers respectively are also in place.

        As at December 31, 2015, total TDR loans and advances to customers amounting to EUR 1,828 million are under SAU management.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2015, 38.5% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 51.3% to industry and mining, 9.1% to construction and real estate and 1.1% to other sectors. As at and for the year ended December 31, 2015, Ethniki Leasing had total assets of EUR 473 million and interest income of EUR 22 million, before elimination of intercompany transactions and balances, compared to EUR 530 million and EUR 24 million, respectively in 2014.

Probank Leasing

        Probank Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2015, 77.2% of the finance lease receivables of Probank Leasing were to the trading and services sector, 2.7% to construction and real estate, 7.3% to industry and mining and 12.8% to other sectors. As at and for the year ended December 31, 2015, Probank Leasing had total assets of EUR 114 million and interest income of EUR 8 million, before elimination of intercompany transactions and balances, compared to EUR 155 million and EUR 8 million, respectively in 2014.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly owned factoring subsidiary of the Bank, as part of its strategic decision to expand its factoring operations in Greece. The year 2015 was the seventh consecutive financial year during which Ethniki Factors continued to focus on enhancing liquidity to the Group corporate customers maximizing synergies with the Bank. Portfolio performance remained strong despite adverse economic environment. Ethniki Factors offers a comprehensive range of factoring services to provide customers with the flexibility they need to cope with recession difficulties Greek economy faces over the last seven years.

Investment Banking

        In 2015, the NBG Securities' Investment Banking Division continued to provide services mainly focused on corporate finance and equity capital markets as the challenging economic conditions in Greece (slowdown of the domestic activity, impact of capital controls, political uncertainty etc.) have adversely affected the volume of announced transactions while debt capital markets have borne the brunt of this crisis. In that context, we served as financial advisor for the merger by absorption by MIG Real Estate of NBG Pangaea REIC and its indirect listing on ATHEX.

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

        The Bank is active in the primary and secondary trading of Greek government securities, as well as in the international Eurobond market, especially EFSF and ESM issues. The Bank is a founding member of the Group of Greek Government Securities Primary Dealers which was established by the Bank of Greece in early 1998 and of the Group of EFSF-ESM Securities Primary Dealers which was established in 2010.

Private Banking

        NBG Private Banking ("Private Banking") is the Bank's dedicated arm that responds to the needs of high net worth and ultra-high net worth clients. We operate out of 8 different locations in Greece and two international Private Banking centers in London and Malta. Our products and services cover a wide spectrum, from traditional banking all the way to different tailor made investment mandates. An independent team of 5 investment specialists equipped with an extended open architecture platform, along with a highly trained team of 35 experienced client relationship officers, are committed to offering first-class services that maximize client aspirations.

        Our Private Banking operations leverage the expertise, resources, know-how and capabilities of the NBG Group to service client needs and generate benefits in managing their wealth. Our commitment focuses in delivering value to our clients while remaining sensitive to and scrutinizing and closely monitoring our client's risk-return profile.

Custodian Services

        The Bank offers custody services to domestic and foreign institutional clients, as well as to its retail customer base, covering the Greek and most foreign markets. For the coverage of international markets the Bank cooperates with top global custody providers, while in countries of SEE where it has a presence, the Bank is using as sub-custodians its subsidiaries in the region.

        The range of services the Bank offers includes: trade settlement, safekeeping of securities, corporate actions processing, income collection, proxy voting, tax reclamation, customized reporting, as well as underwriting and paying agent services.

        Since June 2015, when Bank of Greece, in its capacity as Central Securities Depository for debt instruments issued by the Hellenic Republic, migrated to T2S, the Bank has adjusted systems and processes accordingly and is fully operative in the new environment.

        The Bank is also in the process of broadening its activities, oriented to provide innovative high quality services to domestic investment services companies.

        As at December 31, 2015, the Bank serviced 60 domestic institutional clients (three mutual funds, four asset management companies, 12 insurance companies, five brokerage companies, 27 pension funds and nine other companies), 21 foreign customers and approximately 314,000 retail customers.

        Within the context of the long lasting economic crisis and capital controls implementation, custody business, especially that of Greek local providers, has been considerably impacted. Thus, there was negative impact on the Bank's custody, due to significant downsizing of the relevant transactions, decrease of securities values, as well as transfer of the relevant business to other international custodians affected by specific foreign customers.

        In recognition of the quality custody services offered, to both cross border/non-affiliated and domestic clients, the Bank is positioned between the top providers in the Greek market, in the Agent Banks Surveys of the "Global Custodian" magazine, for many consecutive years.

Asset Management

        The Group's domestic fund management business is operated by NBG Asset Management S.A., which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        NBG Asset Management offers 19 investment funds under the brand name Delos, two under the NBGAM brand name, one under the N.P. Insurance brand name and three under the NBG International SICAV brand name which are registered in Luxembourg. NBG Asset Management offers a wide range of investment products that provide to institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, NBG Asset Management offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As at December 31, 2015 NBG Asset Management's total assets under management in mutual funds and discretionary asset management were EUR 1.4 billion. Its market share in mutual funds in Greece was 12.6% as at December 31, 2015, compared to 14.0% as at December 31, 2014. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2015). The funds belong to a client base comprised of approximately 83 institutional and over 45,000 private investors.

        The total value of funds managed since 2013 is set forth in the table below:

	As at December 31,
	2013	2014	2015
	(EUR in millions, except for percentages)
Mutual Funds under management	977	850	912
Market Share	15.6%	14.0%	12.6%
Discretionary Funds under management	353	443	460

Total Funds Under Management	1,330	1,293	1,372

Stock Brokerage

        National Securities S.A. ("NBG Securities") was established in 1988 and constitutes the brokerage and investment banking arm of NBG Group. NBG Securities offers a wide spectrum of investment services to both individual and institutional customers.

        In 2015, NBG Securities had a market share of 8.37% of trades brokered on the ATHEX, ranking third in terms of total trading value, according to data from the Athens Stock Exchange.

        The provision of investment services in Greece has become increasingly competitive, with a number of banks and brokerage houses participating actively in this area. NBG Securities network consists of seven branches, three of which are in London, Bucharest and Nicosia.

Banking Activities outside of Greece

        We operate, as a Group, in 11 countries outside Greece. As at December 31, 2015, our international network comprised 1,218 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Egypt and Cyprus), which offer traditional banking services and financial products and services. The Bank has nine commercial banking subsidiaries in Turkey, Bulgaria, Romania, FYROM, Serbia, Albania, Malta, Cyprus and South Africa. The Bank's subsidiaries in Turkey are expected to be sold is expected to close on or before June 30, 2016, as discussed further in 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

        The Bank's international operations include the Bank's branches in Egypt and Cyprus, as well as banking subsidiaries in eight countries. UBB in Bulgaria, Banca Romaneasca in Romania, Stopanska Banka in FYROM, Vojvodjanska in Serbia, NBG Cyprus in Cyprus, NBG Malta Ltd ("NBG Malta") in Malta, NBG Albania in Albania and SABA in South Africa, along with other subsidiaries, primarily in the leasing sector. Our international operations contributed EUR 333 million or 22.2% of net interest income before provisions for loan losses of the Group and accounted for EUR 9.3 billion or 12.4% of the Group's total assets excluding long-lived assets classified as held for sale as at and for the year ended December 31, 2015. Total loans were EUR 7.0 billion at December 31, 2015, a decrease of 3.0% from EUR 7.2 billion at December 31, 2014, whereas deposits (excluding interbank deposits) decreased to EUR 6.3 billion at December 31, 2015, in comparison to EUR 6.7 billion at December 31, 2014.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2015, the Bank had 19 foreign branches in three countries, including one in the United Kingdom, one in Cyprus and 17 in Egypt. At December 31, 2015, net loans of the Bank's Cyprus and Egypt operations were EUR 175 million and EUR 107 million, respectively. The table below provides selected financial information of the Bank's foreign branches (excluding the United Kingdom branch) as at and for the year ended December 31, 2015:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	452	517
Net Loans	282	323
Total Deposits	185	212
Net Income	6	7

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and other international operations.

UBB

        UBB is a commercial bank with headquarters in Sofia, which provides retail and corporate finance services in Bulgaria. The entity was acquired in 2000 and as at December 31, 2015 the Bank held a 99.91% interest in UBB. At December 31, 2015, UBB's distribution network included 198 units: 124 "Type 1" (retail business), 27 "Type 2" (retail and micro business), 17 "Type 3" (retail, micro and SME business), 9 "Type 4" (SME business) and 21 offices and operated 696 ATMs and 9,097 POS terminals in Bulgaria.

        During 2014, the Group has initiated proceedings for the disposal of its shareholding in UBB AIG. UBB owned 30.00% of the entity's share capital as at December 31, 2015. The disposal was completed on January 4, 2016.

        Selected financial information with respect to UBB as at and for the year ended December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	3,334	3,814
Net Loans	2,130	2,437
Total Deposits	2,617	2,994
Net Income	27	31

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

Banca Romaneasca

        Banca Romaneasca is a commercial bank with headquarters in Bucharest providing a range of retail, SME and corporate banking services in Romania through its head office and through 110 banking units in Bucharest and other cities in Romania as at the end of 2015. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2015 held 99.28% of its share capital.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,735	1,985
Net Loans	1,228	1,405
Total Deposits	1,482	1,695
Net Income	17	20

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje that provides a wide range of retail and corporate banking services. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2015, held a 94.64% stake, while the remaining 5.36%, is held by minority shareholders.

        Stopanska Banka operates one of the largest branch networks in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2015, Stopanska Banka had 64 branches, and continues to strive to maintain its leadership position in e-banking within FYROM, including by promoting internet and mobile banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue to improve its loan portfolio by targeting high quality customers in the SMEs and large companies segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,390	1,590
Net Loans	922	1,055
Total Deposits	1,103	1,262
Net Income	36	42

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1 = EUR 0.874 as at April 29, 2016.

Vojvodjanska

        In December 2006, the Bank acquired a 99.40% stake in Vojvodjanska and in October 2007 it became the sole shareholder. As at December 31, 2015, Vojvodjanska's 105 branches serve over 1.2 million private accounts and around 71 thousand company accounts.

        Selected financial information with respect to Vojvodjanska as at December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,016	1,163
Net Loans	565	647
Total Deposits	824	943
Net Loss	(11)	(12)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had 13 branches, one satellite branch, three Business Centers and two international business units as at December 31, 2015. Since 2011, NBG Cyprus also operates a representative office in Moscow. The bank provides a wide range of commercial and retail banking services, focusing on corporate lending and international business.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	929	1,063
Net Loans	696	797
Total Deposits	752	861
Net Income	44	50

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

NBG Albania

        NBG Albania, headquartered in Tirana, as at December 31, 2015, operates through a network of 27 branches and provides a wide range of commercial and retail banking services. NBG Albania has expanded beyond its original activity of lending primarily to certain of the Bank's established Greek corporate clients operating in Albania and gradually started lending to local corporate clients with significant liquid assets as well as individuals, mainly focusing in the secured product of housing loans.

        Selected financial information with respect to NBG Albania as at and for the year ended December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	282	323
Net Loans	181	207
Total Deposits	200	229
Net Income	1	1

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

NBG Malta

        NBG Malta has attracted significant business volumes from Turkish corporates and provides a full range of financial products and services to meet the constantly changing needs of corporate customers and private individuals. In 2013, the Bank acquired a portfolio of loans of Romanian companies and also granted loans to intragroup leasing companies in Romania, Serbia and Bulgaria.

        By the end of the first half of 2016, NBG Bank Malta intends to finalize the procedures for establishment of custody operations and will commence offering custodian services.

        Selected financial information with respect to NBG Malta as at December 31, 2015 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	476	544
Net Loans	321	368
Total Deposits	187	214
Net Income	18	20

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

SABA

        SABA, which the Bank founded in 1947, has seven business suites, primarily in urban centers, across South Africa. It offers traditional commercial and business banking services, as well as non-traditional sponsored or alliance banking services in the South African market. During 2015, SABA proceeded with the issuance of debenture agreements of ZAR 50 million.

        Selected financial information with respect to SABA as at and for the year ended December 31, 2015, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	149	171
Net Loans	106	121
Total Deposits	128	146
Net loss	(3)	(3)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at April 29, 2016.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary Ethniki Insurance Group ("EH").

Insurance Services—Ethniki Insurance Group

        Ethniki Insurance Group offers a full range of products including life, accident and health insurance for individuals and groups, fire, catastrophe, motor, marine hull and cargo insurance, and general third party liability insurance.

        EH operates through a network of 13 branches, 150 sales bureaus, 2,180 tied agents and 1,443 independent insurance brokers, in addition to selling bancassurance products through the Bank's network and also by direct selling.

        Income from insurance operations decreased to EUR 491 million in 2015, from EUR 521 million in 2014. In particular EH's property and casualty insurance businesses gross written premiums decreased to EUR 221 million for the year ended December 31, 2015, compared to EUR 256 million in 2014 while life insurance gross written premiums increased to EUR 269 million for the year ended December 31, 2015 compared to EUR 264 million in 2014.

        Bancassurance premiums for life and property & casualty insurance amounted to EUR 36 million and EUR 43 million, respectively, in 2015 compared to EUR 43 million and EUR 43 million, respectively for 2014. For more information on our bancassurance business, see "—Bancassurance" below.

        EH operates two subsidiaries in Cyprus in collaboration with NBG Cyprus which are active in both life and non life insurance. EH also operates in Romania, where it holds a 94.96% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers insurance products through the network of two banks: Piraeus Bank Romania and Banca Romana de Credite si Investitii.

        In Bulgaria, EH operates jointly with UBB and METLIFE EU Holding Co Ltd: UBB METLIFE AD (life insurance) and jointly with UBB and AIG Central Europe & CIS Insurance Holding Corporation: UBB AIG Insurance Company A.D. (non-life insurance). These companies promote bancassurance products in the Bulgarian market. Additionally, in partnership with UBB, EH operates UBB Insurance Broker AD, holding 20.00% of the share capital.

        According to the EH Board of Directors' resolution on June 13, 2014, EH proceeded, in conjunction with UBB and AIG Central Europe and CIS Insurance Holding Corporation, with the disposal of UBB AIG Insurance Company AD. The disposal completed in January 2016.

        National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005 by EH, contributes to the further expansion of services provided in the maritime and aviation insurance markets.

Bancassurance

        We offer the following bancassurance products through our insurance brokerage subsidiary NBG Bancassurance S.A. and the Bank's extensive network in Greece.

  •
  Investment savings and retirement insurance products including single payment unit-linked investment insurance products and monthly premium traditional products, targeting mainly the affluent clientele of the Bank.

  •
  Health insurance which provides a wide range of insurance coverage for medical services, i.e. diagnostic tests, hospital and surgical indemnity.

  •
  Motor insurance (for Auto, Moto, Truck) is offered in predefined insurance packages (Classic, Extra and Premium), which include insurance coverage for third-party liability coverage for vehicle damages and body injuries, uninsured motorists coverage, theft coverage, fire coverage, collision coverage etc.

  •
  Home insurance including coverage against fire, earthquake, flood and other similar risks, offered in two comprehensive insurance packages (Basic and Full). Content insurance coverage is offered as an option. The program is offered for both mortgaged and mortgage-free houses as well as for selected categories of offices and businesses.

  •
  Insurance products bundled with banking products, which reduce risk for both the customers and the bank. These products are as follows:

  –
  Life insurance for mortgage and small business loan customers. Under this policy, the outstanding balance of the mortgage is reimbursed in the event of death of the borrower and/or guarantor.

  –
  Payment protection insurance for consumer loan customers. Under this policy, a pre-defined amount that corresponds to their monthly loan payment is paid in the event of temporary disability or involuntary unemployment of the borrower.

Other

Real Estate Management

        We engage in real estate management activities, including warehousing and third-party property management. As at December 31, 2015, the Bank owned 1,735 real estate units, 1,163 of which were buildings and 449 were lands that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 123 units were acquired to host and to support its own business purposes. As at December 31, 2015, the carrying value of the 1,612 units that were acquired through foreclosure was EUR 69 million (2014: EUR 77 million). We report these items in other assets, under the line "Assets acquired through foreclosure proceedings" and is currently explores opportunities for sales of those properties.

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

        NBG Pangaea REIC, the Group's real estate investment company, owned 316 commercial properties with a net book value of EUR 810 million as at December 31, 2015. The fair value of the properties was EUR 1,473 million at December 31, 2015. The properties have a total leasable area of 880 thousand sq.m. and are mainly located in prime areas throughout Greece. The NBG Pangaea Group also owned as at December 31, 2015 five properties in Italy and two properties in Romania.

        In 2015, NBG Pangaea REIC made total investments in real estate of EUR 86 million.

        In addition NBG Pangaea REIC in 2015 also signed binding agreements for the acquisition of real estate investments amounting to EUR 84 million.

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

Discontinued Operations

        The Group's discontinued operations include the Finansbank group of companies. On November 3, 2015, the Board of Directors approved the plan to proceed with the disposal of our entire stake in Finansbank A.S. together with our stake in Finans Leasing (which completed in February 1, 2016), thereby disposing of all of our operations in Turkey. This transaction is expected to close within the first half of 2016, subject to customary regulatory and corporate approvals. As a result, our financial and operating data for the twelve months ended December 31, 2015 have been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank A.S. in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2014, 2013, 2012 and 2011 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets comprise Finansbank A.S., the Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

        In 2015, the net interest income before provision for loan losses from discontinued operations was EUR 1,421 million, compared to EUR 1,226 million in 2014. As at December 31, 2015, net loans included in long-lived assets classified as held for sale was EUR 18,481 million while total deposits included in liabilities directly associated with long-lived assets classified as held for sale reached EUR 16,199 million, compared to EUR 18,140 million and EUR 15,406 million, respectively, as at December 31, 2014. Total assets of long-lived assets classified as held for sale as at December 31, 2015 were EUR 24.8 billion, accounting for 24.8% of our total assets compared to EUR 29.3 billion and 27.1% as at December 31, 2014.

        Finansbank's group of companies includes Finans Invest, Finans Leasing, Finans Portfolio Management, Finans Investment Trust, Finans Factoring, IBTech, PSA Finansman A.S. and EFinans. Finansbank is the fifth largest private bank in Turkey in terms of total assets, loans and deposits as at December 31, 2015, according to data from the Banks Association of Turkey and it offers a wide range of retail, commercial, corporate, private banking and international trade finance services. In addition, Finansbank's subsidiaries provide financial leasing, capital market, corporate finance and portfolio management. As at December 31, 2015, Finansbank operated through a network of 643 branches in 62 commercial centers in Turkey, making it the sixth largest private bank in Turkey by size of branch network according to statistics published by the Banking Regulation and Supervisions Agency of Turkey (the "BRSA"). As at December 31, 2015, Finansbank and its subsidiaries had 14,141 employees. Over the past two years, Finansbank has continued to increase its focus on SME customers, corporate and commercial loan portfolio, while selectively growing its retail loan portfolio. See also Item 3.D, "Risk Factors—The sale of Finansbank pursuant to the Revised Restructuring Plan will result in the loss of a business which has historically represented a significant portion of our consolidated operations and profit".

Exposure to European countries with significant economic and fiscal strains

        The tables below present the Group's exposure at December 31, 2015 to European countries (other than Greece) that were benefiting from the support of the European Union and/or the IMF in the context of an adjustment program, aimed at putting their public finances on good footing and address their structural deficiencies. These are: Albania, Cyprus, Romania and Serbia.

	Sovereign	Financial Institutions				Corporate Institutions				Retail
Country	Bonds	Money market placements	Bonds	Letters of credit	Letters of guarantee	Bonds	Loans	Letters of credit	Letters of guarantee	Loans	Total exposure
	(EUR in millions)
Cyprus	92	38	—	—	1	—	546	81	22	98	878
Romania	211	24	—	—	2	2	215	—	—	—	454
Serbia	92	—	—	—	—	—	28		—	—	120
Albania	38	1	—	—	—	—	—		—	—	39

	433	63	—	—	3	2	789	81	22	98	1,491

        Letters of credit and Letters of guarantee represent unfunded exposure and are summarized in the table below as at December 31, 2015:

Amounts in Euro million

Country	Unfunded exposure
Cyprus	104
Romania	2

106

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2015:

		December 31, 2015
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in millions)	(USD in millions)(2)
1.	Planet S.A.	Greece	36.99%	2	2
2.	Eviop Tempo S.A.	Greece	21.21%	3	3
3.	Social Securities Funds Management S.A.	Greece	20.00%	1	1
4.	Teiresias S.A.	Greece	39.93%	—	—
5.	Hellenic Spining Mills of Pella S.A.	Greece	20.89%	—	—
6.	Pyrrichos Real Estate S.A.	Greece	21.83%	—	—
7.	Larco S.A.	Greece	33.36%	—	—
8.	SATO S.A.	Greece	23.74%	—	—
9.	Olganos S.A.	Greece	33.60%	—	—
10.	UBB Metlife Life Insurance Company AD	Bulgaria	59.97%	7	8
11.	UBB AIG Insurance Company AD	Bulgaria	59.97%	2	2
12.	Drujestvo za Kasovi Uslugi A.D.	Bulgaria	19.98%	1	1
13.	Bantas A.S.(3)	Turkey	33.27%	—	—
14.	Cigna Finans Pension(3)	Turkey	48.91%	—	—
15.	NBG Funding Ltd.	U.K.	100.00%	20	23

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2015, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.874 as at Apr 29, 2016.

(3)
Equity participations of Finansbank S.A. which have been reclassified as Long-lived assets held for sale.

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

        On June 13, 2014, the Board of Directors of EH and UBB decided to proceed, jointly with AIG Central Europe & CIS Insurance Holding Corporation, with the disposal of UBB-AIG Insurance Company AD. The disposal completed in January 2016.

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

The Banking Services Sector in Greece

        As at December 2015, the date of the most recent available information from the Bank of Greece, there were 40 banks in Greece: 9 Greek commercial banks, 10 cooperative banks and 21 foreign banks (including branches of HSBC and RBS), as well as one specialized credit institution (source: Bank of Greece site, Statistics, List of MFIs).

Universal Banks

        Traditionally, commercial banks have dominated the Greek financial services market. However, specialized banks have expanded into commercial banking, thereby increasing competition in the market. The distinction between commercial and investment banks has ceased to formally exist and the Bank of Greece classifies all banks operating in Greece as "universal banks", with the exception of the consignment deposits and loans fund (the "Consignment Deposits and Loans Fund") (which is a legal entity under public law, fully owned and controlled by the Hellenic Republic). Universal banks have been shielded to some degree from the deteriorating interbank lending conditions as they are able to access funding through deposits, in contrast to institutions that are unable to draw on such deposit bases.

        As at the date hereof, there are five banks in which the Hellenic Republic (also through public funds) and the HFSF participate under the Hellenic Republic Support Plan and the recapitalization framework of the HFSF Law, respectively: Alpha Bank S.A., Attica Bank SA, Eurobank Ergasias S.A., National Bank of Greece S.A. and Piraeus Bank S.A.

        Since 2012, the Greek banking sector has undergone significant consolidation. In July 2012, Piraeus Bank absorbed the healthy part of ATE Bank, which was controlled by the Hellenic Republic following its resolution (source: Piraeus Bank press release on July 27, 2012). In 2013, Alpha Bank acquired Emporiki Bank from Crédit Agricole (source: Alpha Bank press release on 17 October 2012), and in December 2012, Piraeus Bank acquired a 99.08% stake in General Bank from Société Générale (source: Piraeus Bank press releases on December 14, 2012 and March 1, 2013). In March 2013, Piraeus Bank also acquired all of the Greek deposits, loans and branches of Bank of Cyprus, Cyprus Popular Bank and Hellenic Bank, including loans and deposits of their Greek subsidiaries (leasing, factoring and the Investment Bank of Greece) (source: Piraeus Bank press release on March 26, 2013). In April 2013, Piraeus Bank fully acquired Millennium Bank (Source: Piraeus Bank press release on April 22, 2013) and Banco Comercial Português participated in the share capital increase of Piraeus Bank. In July 2013, NBG acquired the healthy parts of First Business Bank and Probank, whilst Eurobank acquired the 100% of new Hellenic Postbank and the 100% of New Proton Bank (Source: Eurobank press release dated July 15, 2013). In December 2013, Alpha Bank undertook the deposits of three cooperative banks: Western Macedonia, Dodecanese and Evia (Source: Alpha press release dated December 8, 2013). In May 2014, Piraeus Bank absorbed its subsidiary Geniki Bank SA (Source: Piraeus Bank press release on May 30, 2014).In April 2015, Piraeus Bank absorbed the healthy assets of Panellinia Bank (source: Piraeus Bank press release dated April 17, 2015). Lastly, in December 2015, the deposits of Cooperative Bank of Peloponnese were transferred to NBG, after a relevant decision by the Bank of Greece (source: Bank of Greece press release dated December 18, 2015).

Foreign Banks

        In December 2015, according to data published by the Bank of Greece, there were 21 foreign banks that were established in the Greek banking market. The majority of foreign banks operating in Greece have little presence in retail banking services.

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

Regulation and Supervision of Banks in Greece

        The Group is subject to financial services laws, regulations, administrative acts and codes applying in each jurisdiction in which it operates.

        Further to this, the Group is subject to the regulatory framework of the SSM as well as various EU and Greek laws and regulations and to supervision by the ECB (which also administers the monetary policy of the Eurozone) and the Bank of Greece.

Single Supervisory Mechanism

        Regulation 1024/2013 established the SSM for Eurozone banks and other credit institutions. The SSM maintains an important distinction between significant and non-significant entities, which will be subject to differing supervisory regimes. National Bank of Greece is included in the list of significant supervised entities published by the ECB. As a result, the ECB has been granted certain supervisory powers as from November 4, 2014, which include:

  •
  the authority to grant and revoke authorizations regarding credit institutions;

  •
  with respect to credit institutions established in a participating Member State establishing a branch or providing cross border services in Member States that are not part of the Eurozone, to carry out the tasks of the competent authority of the home Member State;

  •
  the power to assess notifications regarding the acquisition and disposal of qualifying holdings in credit institutions;

  •
  the power to ensure compliance with respect to provisions regarding requirements on own funds securitization, large exposure limits, liquidity, leverage, as well as on the reporting and public disclosure of information on those matters;

  •
  the power to ensure compliance with respect to corporate governance, including fit and proper requirements for the persons responsible for the management of credit institutions, risk management processes, internal control mechanisms, remuneration policies and practices and effective internal capital adequacy assessment processes (including internal ratings based models);

  •
  the power to carry out supervisory reviews, including, where appropriate and in coordination with the EBA, stress tests and supervisory reviews which may lead to the imposition of specific additional own funds requirements, specific publication requirements, specific liquidity requirements and other measures;

  •
  the power to supervise credit institutions on a consolidated group basis, extending supervision over parent entities established in one of the Member States; and

  •
  the power to carry out supervisory tasks in relation to recovery plans, provide early intervention where a credit institution or group does not meet or is likely to breach the applicable prudential requirements and, only in the cases explicitly permitted under law, implement structural changes to prevent financial stress or failure, excluding any resolution powers.

        The SSM framework Regulation 468/2014 (ECB/2014/17) sets out the practical arrangements for the SSM, while Regulation 1163/2014 lays down the methodology and procedure regarding the annual supervisory fees which are born by the supervised credit institutions.

        The ECB exercises its supervisory responsibilities in cooperation with the national central banks in the various Member States whose currency is the euro (such as for Greece) or a Member State whose currency is not the euro which has established a close cooperation agreement with the ECB in line with the provisions of Decision ECB/2014/510. The ECB is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system, based on the distribution of responsibilities between the ECB and National Competent Authorities ("NCAs"). To ensure efficient supervision, credit institutions are categorized as "significant" or "less significant": the ECB directly supervises significant banks, whereas the NCAs are in charge of supervising less significant banks, with the ECB exercising indirect supervision. The day-to-day supervision is conducted by Joint Supervisory Teams, which comprise staff from both NCAs and the ECB.

        Notably, the entity is subject to continuous evaluation of its capital adequacy in the context of the SSM and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios.

        As regards the monitoring of financial institutions, the NCA, in addition to supporting the ECB in day-to-day supervision, will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks. The ECB, on the other hand, will be exclusively responsible for prudential supervision of credit institutions with the abovementioned supervisory powers.

        The CRD IV contains specific mandates for the EBA to develop draft regulatory or implementing technical standards as well as guidelines and reports, in order to enhance regulatory harmonization in Europe through the Single RuleBook. A series of Regulations concerning regulatory or implementing technical standards have already been published.

Supervisory Assessments

        ECB Banking Supervision conducted a comprehensive assessment of the four significant Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) in line with the decision by the Euro Summit on July 12, 2015 and the Memorandum of Understanding between the European Commission, acting on behalf of the European Stability Mechanism, the Hellenic Republic and the Bank of Greece, signed on August 19, 2015.

        This assessment comprised an asset quality review (AQR) and a forward-looking stress test, including a baseline and an adverse scenario, in order to assess the specific recapitalization needs of the individual banks under the third economic adjustment program for Greece. (see Item 4.A, "History and Development of the Company—2015 Comprehensive Assessment")

        The AQR resulted in aggregate adjustments of EUR 9.2 billion to participating banks' asset carrying values as at June 30, 2015. Also, non-performing exposure (NPE) stocks were increased by approximately EUR 7 billion across the four banks, with the corresponding provisions already considered in the aforementioned AQR adjustments. In addition to adjustments made directly to current carrying values, the AQR result was also reflected in the projection of banks' capital adequacy under hypothetical scenarios performed in the stress test. Overall, the stress test identified a capital shortfall across the four participating banks of EUR 4.4 billion under the baseline scenario and EUR 14.4 billion under the adverse scenario, including AQR adjustments, after comparing the projected solvency ratios against the thresholds defined for the exercise.

        The four banks had submitted capital plans to ECB Banking Supervision explaining how they intend to cover their shortfalls. This started a recapitalization process under the economic adjustment program that concluded before the end of 2015.

        The EBA released on February 2016 the methodology and macroeconomic scenarios for the 2016 EU-wide stress test. The stress test is designed to provide supervisors, banks and other market participants with a common analytical framework to consistently compare and assess the resilience of EU banks to economic shocks. According to the relevant methodological note, National Bank of Greece S.A. was considered to be covered by the ECB's Comprehensive Assessment of 2015 and therefore not to be assessed in the 2016 EU-wide stress test.

Single Resolution Mechanism

        The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund.

        The SRM Regulation, which complements the SSM (as discussed under "—Single Supervisory Mechanism" above) and applies to all banks supervised by the SSM, including the Bank.

        The Single Resolution Mechanism was proposed by the European Commission on July 10, 2013. Regulation (EU) No 806/2014 establishing a SRM for the Banking Union entered into force on August 19, 2014.

        The Single Resolution Mechanism works as follows:

  •
  The Single Supervisory Mechanism (SSM), as the supervisor, would signal when a bank in the euro area or established in a Member State participating in the Banking Union is in severe financial difficulties and needs to be resolved.

  •
  The Single Resolution Board (SRB), consisting of representatives from the relevant national authorities (those where the bank has its headquarters as well as branches and/or subsidiaries), the SSM and the European Commission, will carry out specific tasks to prepare for and carry out the resolution of a bank that is failing or likely to fail. The SRB decides whether and when to place a bank into resolution and sets out, in the resolution scheme, a framework for the use of resolution tools and the Single Resolution Fund (SRF).

  •
  The resolution scheme can then be approved or rejected by the European Commission or, in certain circumstances, by the Council within 24 hours.

  •
  Under the supervision of the SRB, national resolution authorities will be in charge of the execution of the resolution scheme.

  •
  The SRB oversees the resolution. It monitors the execution at national level by the national resolution authorities and, should a national resolution authority not comply with its decision, directly addresses executive orders to the troubled banks.

  •
  An SRF was set up under the control of the SRB. It will ensure the availability of funding support while the bank is resolved. It is funded by contributions from the banking sector. The SRF can only contribute to resolution if at least 8% of the total liabilities of the bank have been bailed-in.

        On January 1, 2016, the Single Resolution Mechanism became fully operational.

Capital Requirements/Supervision

        In December 2010, the Basel Committee issued two prudential framework documents ("Basel III: A global regulatory framework for more resilient credit institutions and banking systems", and "Basel III: International framework for liquidity risk measurement, standards and monitoring",) which contain the Basel III capital and liquidity reform package ("Basel III").

        The Basel III framework has been implemented in the EU through new banking regulations adopted on June 26, 2013: a) Directive 2013/36/EU of the European Parliament and of the Council on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the "CRD IV Directive"), which has been transposed into Greek law by Greek Law 4261/2014, and b) Regulation (EU) No 575/2013 of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms (the "CRR" and together with the CRD IV Directive, "CRD IV") which is legally binding and directly applicable in all EU Member States. Implementation began on January 1, 2014, with particular elements being phased in over a period of time. The requirements are intended to be effective by 2019 and some minor transitional provisions provide for the phase-in until 2024.

        Some major points of the new framework include:

  •
  Quality and Quantity of Capital.  CRD IV revised the definition of regulatory capital and its components at each capital instrument level. It also imposed a minimum CET1 Ratio of 4.5% and Tier 1 Ratio of 6.0%, and introduced a requirement for Additional Tier 1 and Tier 2 capital instruments "own funds" to have loss absorbing features allowing them to be written off or converted on the occurrence of a bail-in of the institution;

  •
  Capital Buffer Requirements.  In addition to the minimum CET1 Ratio of 4.5% credit institutions will have to hold additional CET1 capital buffers as fixed by the relevant authorities:

  •
  A "Conservation Buffer" of 2.5% that will be applied gradually between 2016 and 2019 with an annual step up of 0.625%. This means that by the end of 2019 minimum CET1 Ratio will be 7%. In case of non compliance the regulator will impose the constraints on dividends distribution and executive bonuses inversely proportional to the level of the actual CET1 ratio.

  •
  A "Countercyclical Buffer" (CCyB) ranging between 0% and 2.5% depending on macroeconomic factors. This buffer will also be applied gradually from 2016 to 2019 having a range of 0%–0.625% for 2016, 0%–1.25% for 2017, 0%–1.875% for 2018 and 0%–2.5% for 2019. Bank of Greece specified the CCyB at 0% for Greece for the first and second quarter of 2016 (the CCyB is currently set at 0% by the competent authorities of all countries in which NBG Group has significant exposures.)

  •
  A "Systemic Risk Buffer" of at least 1% made up of by CET1 instruments set at the discretion of national authorities of EU Member States to be applied to institutions at consolidated or solo level, or even at the level of exposures in certain countries at which a banking group operates. Bank of Greece has not used this macroprudential instrument thus far.

    •
    Additional buffers are applied to Systemically Important Institutions ("SIIs"). For Globally SIIs the additional buffer ranges between 1% and 3.5%, whereas for Other SIIs ("O-SIIs") it could reach 2%. Bank of Greece specified a 0% capital buffer for 2016 for all four institutions that where characterized as O-SIIs (including the Bank).

  •
  Deductions from Common Equity Tier 1.  CRD IV revises the definition of items that should be deducted from regulatory capital. In addition, most of the items that are now required to be deducted from regulatory capital will be deducted in whole from the CET1 component;

  •
  A Grandfathering Period for Existing Non-Common Equity Tier 1 and Tier 2.  Capital instruments that no longer qualify as non-common equity Tier 1 capital or Tier 2 capital will be phased out over a period beginning January 1, 2014 and ending December 31, 2021. The regulatory recognition of capital instruments qualifying as own funds until December 31, 2011 will be reduced by a specific percentage in subsequent years. Step-up instruments will be phased out at their effective maturity date (i.e., their call and step-up date) if the instruments do not meet the new criteria for inclusion in Tier 1 or Tier 2. Existing public sector capital injections will be grandfathered until December 31, 2017;

  •
  No Grandfathering for Instruments issued after January 1, 2012.  Only those instruments issued before December 31, 2011 will likely qualify for the transition arrangements discussed above;

  •
  Central Counterparties.  To address the systemic risk arising from the interconnectedness of credit institutions and other financial institutions through the derivatives markets, the new framework is supporting the efforts of the committee on payments and settlement systems and International Organization of Securities Commissions ("IOSCO") to establish strong standards for financial market infrastructures, including central counterparties ("CCPs"). A 2.0% risk-weight factor is introduced to certain trade exposures to qualifying CCPs (replacing the current 0% risk- weighting). The capitalization of credit institution exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as bilateral exposures and will not receive the preferential capital treatment referred to above);

  •
  Counterparty Credit Risk.  CRD IV is raising counterparty credit risk management standards in a number of areas, including for the treatment of so-called wrong-way risk, i.e., cases where the exposure increases when the credit quality of the counterparty deteriorates. For example, the proposal includes a capital charge for potential mark-to-market losses associated with a deterioration in the creditworthiness of a counterparty (i.e. CVA risk) and the calculation of expected positive exposure by taking into account stressed parameters;

  •
  Leverage Ratio.  CRD IV introduced an unweighted Tier I leverage ratio that applies for all credit institutions as part of the Pillar II framework from January 1, 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments);

  •
  Liquidity Requirements.  From October 1, 2015, CRD IV progressively introduced a liquidity coverage ratio (which defines an amount of unencumbered, high quality liquid assets that must be held by a credit institution to offset estimated net cash outflows over a 30 day stress scenario, and will be phased in gradually, starting at 60% in 2015, and expected to be 100% in 2018). CRD IV also provides for a net stable funding ratio (which defines an amount of longer-term, stable funding that must be held by a credit institution over a one year timeframe based on liquidity risk factors assigned to assets and off-balance sheet exposures, and which is being developed with the aim of introducing it from January 1, 2018).In both cases EU Member States may maintain or introduce national provisions until binding minimum standards are introduced by the European Commission; and

  •
  Maximum Distributable Amount.  Pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD Law), beyond the Maximum Distributable Amount, For a description of the Bank's dividend policy please refer to Item 8, "Financial Information".

        In addition to CRD IV, the EBA produces a number of binding technical standards, guidelines and recommendations for its implementation. The full implementation of CRD IV will lead to an increase in our capital requirements and capital costs.

        Together with Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 (see below "—Bank Recovery and Resolution Directive") CRD IV forms the common financial regulatory framework in the EU, also known as 'the Single Rulebook'.

        In addition to the substantial changes in capital and liquidity requirements introduced by Basel III and CRD IV, there are several new global initiatives, in various stages of finalization, which represent additional regulatory pressure over the medium term and will impact the EU's future regulatory direction. These initiatives include, among others, a revised Markets in Financial Instruments Directive (Directive 2014/65/EU) and Markets in Financial Instruments Regulation (Regulation (EU) No 600/2014), with a new deadline for transposition into national law of January 3, 2018.

Solvency II

        As at January 1, 2016 Greek Law 4364/2016, which was issued in February 2016, came into force retrospectively, replacing the previously existing Greek Law 400/70 and established in Greece the new Solvency II framework as detailed in Directive 2009/038/EC.

        The new Solvency II framework is a fundamental revision of the capital adequacy regime for the European insurance sector business. Ethniki Insurance and its insurance company subsidiaries have submitted all the preparatory phase qualitative and quantitative information required by the European Insurance and Occupational Pensions Authority to the local regulators. Ethniki Insurance and its insurance company subsidiaries have taken actions to address the impact of Solvency II and do not expect to face any issues in their Solvency II Day 1 reporting as at January 1, 2016.

Bank Recovery and Resolution Directive

        On May 15, 2014, the European Parliament and the Council of the European Union adopted Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (the "BRRD"). The BRRD entered into force on July 2, 2014. It establishes a harmonized framework for the recovery and resolution of credit institutions and investments firms incorporated under the laws and licensed by the competent authorities of any of the Member States of the European Union, relying on a network of national authorities and resolution funds to resolve banks.

        By virtue of Greek Law 4335/2015 (the "BRR Law"), and in particular Article 2 "Recovery and resolution of credit institutions and investment firms and other provisions", the BRRD was transposed into Greek Law and the Bank of Greece has been designated as the national resolution authority (the "National Resolution Authority"). Greek Law 4335/2015 provides among others for the following:

  (i)
  Preparation and planning stage:    Preparation for adopting measures of recovery and resolution, including (a) drawing up and submitting recovery plans by credit institutions to the competent authority for evaluation, which provide the measures to be taken for restoring their financial position following a significant deterioration of their financial position and

    (b) drawing up of a resolution plan by the National Resolution Authority for each credit institution.

  (ii)
  Early Intervention stage:    When the institution breaches its licensing and operational requirements or it is likely to breach them in the near future due to rapid deterioration of its financial condition, the BRR Law:

  a)
  requires that the board of directors of the credit institution updates the recovery plan and/or implement one or more of the measures provided in the recovery plan,

  b)
  requires that the board of directors of the credit institution draws up an action plan, with a specific timeline,

  c)
  requires that the board of directors of the credit institution convenes a general meeting of its shareholders or, in case the board of directors does not comply, promptly convene itself a general meeting of the shareholders of the credit institution,

  d)
  requires that one or more members of the board of directors or senior management be removed or replaced if they are considered unsuitable to perform their duties,

  e)
  requires that the board of directors of the credit institution draws up and submits for consultation a plan for debt restructuring with one or all of its creditors according to the recovery plan,

  f)
  requires the updating of the business strategy of the credit institution,

  g)
  requires changes in the legal or business structures of the credit institutions, and

  h)
  collects (through, inter alia, on-site inspections) and transmits to the National Resolution Authority all necessary information for the update of the resolution plan and the preparation of the potential resolution of the credit institution and the valuation of its assets and liabilities for the resolution purposes.

  (iii)
  Resolution measures:    The National Resolution Authority shall take action only if it considers that all of the following conditions are met:

  (a)
  the institution is failing or is likely to fail,

  (b)
  no alternative private sector measure, or supervisory action, including early intervention measures, would prevent the failure of the institution within a reasonable timeframe, and

  (c)
  a resolution action is necessary for public interest reasons, it is required for accomplishing one or more of the resolution objectives and it is proportional to them.

        Before proceeding to resolution measures, the National Resolution Authority shall ensure that a fair, prudent and realistic valuation of the assets and liabilities of the institution is carried out.

        The resolution measures that may be implemented by the National Resolution Authority, either individually or in conjunction (save for the asset separation tool, which may only be applied in conjunction with another resolution tool), are the following:

  •
  Sale of business tool:  transfer, by virtue of a decision of the National Resolution Authority, to a purchaser who is not a bridge institution, of shares or other instruments of ownership and/or some or all of the assets of the institution under resolution, namely rights, obligations and contractual relationships, without the consent of the shareholders of the institution under resolution or of any third party other than the acquirer.

  •
  Bridge institution tool:  establishment of a bridge institution by the National Resolution Authority, to which shares or other instruments of ownership and/or some or all of the assets of the institution under resolution, namely rights, obligations and contractual relationships, are transferred without the consent of the shareholders of the institution under resolution or of any third party.

  •
  Asset separation tool:  transfer, by virtue of a decision of the Resolution Authority, of assets, namely rights, obligations and contractual relationships, of an institution under resolution or of a bridge institution to one or more asset management companies, without the consent of the shareholders of the institutions under resolution or of any third party other than the bridge institution. The asset management companies are legal persons owned in total or partially or controlled by one or more authorities, including the Fund or the Resolution Authority.

  •
  Bail in tool write-down or conversion by the National Resolution Authority of any obligations of an institution that meets the resolution conditions, except for the cases prescribed by BRR Law.

        Further to the above resolution tools, the National Resolution Authority is entitled to exercise the write-down or conversion powers in respect of Additional Tier 1 and Tier 2 capital instruments of the institution, either independently from the resolution tools implemented by the National Resolution Authority or in combination with the resolution tools implemented by the National Resolution Authority or in combination at the point of non-viability with the public financial stabilization tools described hereunder, under the circumstances provided by the law, for example when it is established that the conditions for resolution are met or when the competent authority establishes that if the said power is not exercised, the institution will cease to be viable. If an institution meets the requirements for resolution and the National Resolution Authority decides to implement a resolution tool, then the exercise of the above power is required.

        In cases of an exceptional systemic crisis, extraordinary public financial support may be provided, as long as certain conditions are met. Extraordinary public financial support is provided by virtue of a decision of the Minister of Finance, following a recommendation of the Systemic Stability Board and a consultation with the resolution authority, through public financial stabilization tools as a last resort and only after having assessed and utilized, to the maximum extent, the other resolution tools, in order to avoid, through the direct intervention, the winding-up of the said institutions and in order for the resolution purposes to be accomplished. The public financial stabilization tools are:

  a)
  public capital support provided by the Ministry of Finance or by the HFSF following a decision by the Minister of Finance; and

  b)
  temporary public ownership of the institution, i.e. the transfer of the shares of an institution to a transferee of the Greek State or a company which is fully owned and controlled by the Greek State.

        The following conditions must be cumulatively met in order for the public financial stabilization tools to be implemented:

  a)
  the institution meets the conditions for resolution;

  b)
  the shareholders, owners of other instruments of ownership, holders of relevant capital instruments and the holders of eligible liabilities have contributed, through conversion, write-down or by any other means, to the absorption of losses and the recapitalization by an amount equal to at least 8% of the total liabilities, including own funds of the institution under resolution, calculated at the time of the resolution action in accordance with the valuation conducted; and

  c)
  prior and final approval by the European Commission regarding the EU state aid framework for the use of the chosen tool has been granted.

        In addition to the above, for the provision of public financial support, one of the following conditions must be met:

  a)
  the application of the resolution tools would not suffice to avoid a significant adverse effect on the financial stability;

  b)
  the application of the resolution tools would not suffice to protect the public interest, where extraordinary liquidity assistance from the central bank has previously been given to the institution; and

  c)
  in respect of the temporary public ownership tool, the application of the resolution tools would not suffice to protect the public interest, where public equity support through the equity support tool has previously been given to the institution.

        By way of exception, extraordinary public financial support may be granted to a credit institution in the form of an injection of own funds or purchase of capital instruments without the involvement of resolution measures, under the following cumulative conditions:

  •
  in order to remedy a serious disturbance in the economy of an EU Member State and preserve financial stability;

  •
  to a solvent credit institution in order to address a capital shortfall identified in a stress test, assets quality reviews or equivalent exercises;

  •
  at prices and on terms that do not confer an advantage upon the institution;

  •
  on a precautionary and temporary basis;

  •
  subject to final approval of the European Commission;

  •
  not to be used to offset losses that the institution has incurred or is likely to incur in the near future;

  •
  the credit institution has not infringed and there are no objective elements to support that the credit institution will, in the near future, infringe its authorization requirements in a way that would justify the withdrawal of its authorization;

  •
  the assets of the credit institution are not and there are no objective elements to support that the assets of the credit institution will, in the near future, be less than its liabilities;

  •
  the credit institution is not and there are no objective elements to support that the credit institution will be unable to pay its debts or other liabilities when they fall due; and

  •
  the circumstances for the exercise of the write-down or conversion powers in respect of Additional Tier 1 and Tier 2 capital instruments of the institution do not apply.

The Greek Regulatory Framework

        The CRD IV framework, comprising CRD IV Directive (as transposed into Greek law by way of Greek Law 4261/2014, the "CRD Law") on access to the activity of credit institutions and the Capital Requirements Regulation known as "CRR" on the prudential supervision of credit institutions and investment firms establishes the regulatory framework which governs the operation and supervision of credit institutions in the European Union.

        The CRD Law replaced Greek Law 3601/2007. According to Article 166 of Greek Law 4261/2014, regulatory decisions issued by ministers or competent authorities by virtue of Greek Law 3601/2007 remain in force as long as they are not contrary to the provisions of the CRD Law or Regulation No. 575/2013/EC and until replaced by new regulatory acts under Greek Law 4261/2014.

        Under the current regulatory framework, credit institutions operating in Greece are, among others, required to:

  •
  Observe the liquidity ratios prescribed by Regulation No. 575/2013/EC and relevant Acts of the Governor of the Bank of Greece, to the extent that (according to article 166 of Greek Law 4261/2014) such acts are not contrary to the provisions of the CRD Law or Regulation No. 575/2013/EC and until replaced by new regulatory acts issued under Greek Law 4261/2014;

  •
  Observe the own funds requirements and calculation rules provided for by Regulation No. 575/2013/EC and Decision no 114/1/4.8.2014 of the Credit and Insurance Committee Decisions as in force;

  •
  Maintain efficient and independent internal audit, compliance and risk management systems and procedures (Bank of Greece Governor Act No. 2577/2006, as supplemented and amended by subsequent decisions of the Governor of the Bank of Greece and of the Banking and Credit Committee of the Bank of Greece). The Monitoring Trustee mandate and the Amended Relationship Framework Agreement also include provisions regarding the maintenance of such systems and procedures;

  •
  Submit to the Bank of Greece periodic reports and statements required under Bank of Greece Governor Act No. 2651/2012, as amended and currently applicable and other relevant Acts of the Governor of the Bank of Greece;

  •
  Disclose data regarding the credit institution's financial position and the risk management policy;

  •
  Provide the Bank of Greece any other information requested;

  •
  In connection with certain operations or activities, notify or request the prior approval of the Bank of Greece/ECB, in each case in accordance with the applicable laws of Greece and the relevant acts, decisions and circulars of the Bank of Greece and the European regulatory framework; and

  •
  Permit the Bank of Greece to conduct audits and inspect books and records of the credit institution, in accordance with Greek law (including Greek Law 4261/2014) and certain Bank of Greece Governor's Acts;

        If a credit institution breaches any law or a regulation falling within the scope of the supervisory power attributed to the Bank of Greece, the Bank of Greece is empowered, among others, to:

  •
  Require the relevant bank to take appropriate measures to remedy the breach;

  •
  Impose fines (article 55A of the Articles of Association of the Bank of Greece, as amended by Bank of Greece Governor Act No. 2602/2008);

  •
  Revoke, in cooperation with the ECB according to Regulation 1024/2013, the license of the bank.

        In the context of the Single Supervisory Mechanism (SSM) of the European Central Bank and the National Competent Authorities (Bank of Greece), Regulation 1024/13 stipulates the supervisory tasks conferred upon the SSM and Regulation 468/14 determines the framework of cooperation within the SSM.

        The regulatory framework applicable to the Bank has been also affected by the establishment of the HFSF and the recapitalization framework (see Item 5. D., "Trend information—The Macroeconomic Environment in the Group's Markets—The Hellenic Republic's Economic Crisis").

The Hellenic Republic's Bank Support Plan

        The Hellenic Republic Bank Support Plan consisted of the following three pillars:

  •
  Pillar I: Up to EUR 5 billion in Capital Designed to Increase Tier 1 Ratios

    Under Pillar I, the capital took the form of non-cumulative, non- transferable, non-voting redeemable preference shares with a 10% fixed return (in this section, the "preference shares"). The deadline for the participation of credit institutions in Pillar I expired on December 31, 2013.

    In the context of the Bank's recapitalization completed in December 2015, and as per the mandatory conversion in line with Cabinet Act 36/2.11.2015, Bank's preference shares previously owned by the Hellenic Republic, issued under the Pillar I capital facility of the Hellenic Republic Bank Support Plan (Greek Law 3723/2008), converted into ordinary shares and automatically transferred to the HFSF. Accordingly, the previous shareholding of the Hellenic Republic in the Bank, as described above, no longer exists.

    Pillar II: Up to EUR 85 billion in Hellenic Republic Guarantees

    Up to EUR 85 billion in Hellenic Republic guarantees were available under Pillar II in accordance with article 2 of Greek Law 3723/2008 as amended by article 19 of Greek Law 3965/2011. These guarantees are available to guarantee new borrowings (excluding interbank deposits) with a maturity of three months to three years. The deadline for the participation of credit institutions in Pillar II was extended until June 30, 2016 by virtue of decision G.D.O.P. 0001747 EX 2015 of the Minister of Finance (Government Gazette B' 2881/29.12.2015).

    These guarantees are available to credit institutions as long as they meet minimum capital adequacy requirements, as well as criteria set forth in Decision No. 54201/B2884/2008 of the Minister of Finance, as currently in force. The terms under which guarantees will be granted to financial institutions are included in Decision Nos. 2/5121/2009, 29850/B.1465/2010 and 5209/B.237/2012 of the Minister of Finance. Please also see Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity—Financings under the Hellenic Republic Bank Support Plan—Pillar II Government guaranteed borrowings facility".

  •
  Pillar III: Up to EUR 8 billion in debt instruments

    Up to EUR 8 billion in debt instruments were available under Pillar III in accordance with Greek Law 3723/2008. The deadline for the participation of credit institutions in Pillar III expired on June 30, 2015. Such debt instruments have maturities of less than three years in accordance with article 3 of Greek Law 3723/2008, and are provided to participating banks meeting the minimum capital adequacy requirements set by the Bank of Greece against adequate collateral, as defined by the Bank of Greece. These debt instruments bear no interest, are issued at their nominal value in denominations of EUR 1,000,000 and are listed on the ATHEX. They were issued by virtue of bilateral agreements executed between each participating bank and the Hellenic Republic. The debt instruments must be repaid at the applicable termination date of the bilateral agreement (irrespective of the maturity date of the debt instruments) or at the date Greek Law 3723/2008 ceases to apply to the relevant credit institution. The participating banks may use the debt instruments received as collateral only for refinancing in connection with fixed facilities from the ECB or for interbank financing purposes. The proceeds of liquidation of such instruments must be used to finance mortgage loans and loans to SMEs at competitive terms. Please also see Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity—Financings under the Hellenic Republic Bank Support Plan—Pillar III Debt instruments issued by the Public Debt Management Agency".

    Credit institutions who choose to participate in the Hellenic Republic Bank Support Plan using either the capital or guarantee facility, including the Bank, must accept a government-appointed member on their board of directors as a state representative, pursuant to the provisions of Greek Law 3723/2008. Such representative will be in addition to the existing members of the board of directors and will have veto power on strategic decisions or decisions resulting in a significant change in the legal or financial position of the Bank and for which shareholder approval is required. The same veto power applies to corporate decisions relating to the dividend policy and the compensation of the Chairman, the Chief Executive Officer and the other members of the board of directors, as well as to the General Managers and their deputies. However, the government-appointed representative may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the credit institution. Moreover, the government-appointed representative must have full access to the bank's books, data and reports on restructuring and viability, plans for medium-term funding needs of the Bank and data related to the level of financing of the Greek economy.

    During the period of the credit institution's participation in the plan, dividend payouts must be limited to up to 35% of distributable profits (at the parent company level), in accordance with article 1 par.3 of Greek Law 3723/2008.

    Additionally, payment of dividends in respect of financial years ended 2010, 2011, 2012 and 2013 should only take the form of share dividends and these should not derive from the repurchase of own shares. See Item 8 "Financial information—Consolidated Statements and Other Financial Information—Policy on Dividend Distributions".

    Also, credit institutions cannot engage in buybacks of their shares to enhance liquidity during their period of participation in the plan, in accordance with Greek Law 3723/2008 as amended by article 28 of Greek Law 3756/2009. However, pursuant to article 4 of Greek Law 4079/2012, this prohibition does not apply to the repurchase of preference equity shares that have been issued as redeemable, if the buyback is intended to strengthen core tier 1 ("CT1") capital, as determined by the regulatory framework, in accordance with article 28 of Greek Law 3756/2009, as in force.

    To monitor the implementation of the Hellenic Republic Bank Support Plan, Greek Law 3723/2008 provides for the establishment of a supervisory council (the "Council"). The Council is chaired by the Minister of Finance. Members include the Governor of the Bank of Greece, the Deputy Minister of Finance, who is responsible for the Greek General Accounting Office, and the state-appointed representative at each of the participating credit institutions. The Council convenes on a monthly basis with a mandate to supervise the correct and effective implementation of the Hellenic Republic's Bank Support Plan and ensure that the resulting liquidity is used for the benefit of the depositors, the borrowers and the Greek economy overall. Participating banks which fail to comply with the terms of the Hellenic Republic's Bank Support Plan will be subject to certain sanctions.

    The plan has been revised by several Greek Laws and ministerial decisions concerning, among others, the total amount that can be provided by the Hellenic Republic under Pillar II and the commission paid to the Hellenic Republic for Hellenic Republic guarantees provided under Pillar II.

        For more information concerning the Bank's participation in the Hellenic Republic Bank Support Plan under Pillars II and III, see Item 5.B," Liquidity and Capital Resources—Sources of Capital and Liquidity—Financings under the Hellenic Republic Bank Support Plan".

The Hellenic Financial Stability Fund—The Greek Recapitalization Framework

Formation of the Hellenic Financial Stability Fund

        The HFSF was established by Greek Law 3864/2010, as a private law entity with capital funded by the Greek government out of the resources made available by the EU and the IMF to ensure adequate capitalization of the Greek banking system.

        The purpose of the HFSF, according to the HFSF Law, is to maintain the stability of the Greek banking system for protection of the public interest. The duration of the HFSF has been set until and including June 30, 2020 and it may be extended upon decision of the Minister of Finance, provided that such extension is necessary for the fulfillment of its purposes.

        Organizational issues:    The administrative structure of the HFSF is comprised of two administrative bodies with decision making powers: (i) the nine-member General Council (of which one member is appointed by the Bank of Greece and one is appointed by the Ministry of Finance); and (ii) the three-member Executive Committee (of which one member is appointed by the Bank of Greece). One member of the Executive Committee shall be responsible for the reinforcement of the HFSF's role in facilitating the management of non-performing loans of the credit institutions in which the HFSF holds participation. Each of ECB, the EC and the ESM may appoint a non-voting observer to participate in the meetings of the General Council and the Executive Committee. Except for the Ministry of Finance and the Bank of Greece appointees, the appointment, renewal and salary of the other members sitting on the General Council and the Executive Committee requires the consent of the Eurogroup.

        Selection Panel:    The members of the General Council and the Executive Committee shall be selected by the selection panel which has already been formed by virtue of article 4A of the HFSF Law. The Governor, the Deputy Governors, the members of the collective bodies, the advisors, as well as any other Bank of Greece staff, may not become members of the Executive Committee. Par. 7 of Article 4 of the HFSF Law, stipulates all the positions for which there is incompatibility with being a member of the General Council and also of the Executive Committee.

        The members of the General Council and the Executive Committee, except for the representative of the Ministry of Finance, shall, in the performance of their duties, enjoy full autonomy and shall not seek or receive instructions from the Hellenic Republic or any other state body or institution, or financial institution supervised by the Bank of Greece, and shall not be subject to influence of any nature. At least, every two months, the General Council shall submit activities reports to the Minister of Finance.

Provision of Capital Support by HFSF

Activation of the Capital Support Provision

        Pursuant to the provisions of article 6 of the HFSF Law, in the event that a credit institution is faced with a capital shortfall that has been identified as such by the competent authority, the credit institution may request capital support from the HFSF up to the amount of the capital shortfall. Such request to the HFSF shall be accompanied by:

  a)
  a letter of the competent authority setting out the amount of capital shortfall, the deadline by which the credit institution shall have covered such capital shortfall and the capital raising plan that has been submitted to the competent authority; and

  b)
  a draft revised restructuring plan in case of credit institutions that already have a restructuring plan approved by the European Commission or a draft restructuring plan in case of credit institutions not having an approved restructuring plan.

        The draft restructuring plan, or the draft revised restructuring plan, as the case may be, must also describe, in light of conservative estimates, by what means the credit institution shall return to sufficient profitability over the next three to five years. Following any amendments to the draft restructuring plan, or the draft revised restructuring plan, suggested by the HFSF, the latter approves the draft restructuring plan or the draft revised restructuring plan, it forwards the same to the Ministry of Finance and the Ministry of Finance submits it to the European Commission for approval.

        For the realization of the objectives and the exercise of the rights of the HFSF, the HFSF determines the framework of the relationship framework agreement or of the amended relationship framework agreement, as the case may be, with all credit institutions that are or have been beneficiaries of financial assistance provided by the EFSF and the ESM. The credit institutions shall sign the above mentioned relationship framework agreement.

        HFSF may provide the credit institution with a letter by which it commits to participate in the share capital increase of such credit institution up to the amount of the capital shortfall, provided that the credit institution falls under the exemption of article 32, par. 3 (d) (cc) of internal article 2 of the BRR Law (Greek Law 4335/2016) (the "Precautionary Recapitalization").

Conditions of HFSF Participation in the Precautionary Recapitalization

        In accordance with article 6A of the HFSF Law, should the voluntary measures provided for in a credit institution's restructuring plan or revised restructuring plan fail to address the total capital shortfall of the credit institution as identified by the competent authority and in order to avoid serious disturbances in the economy with adverse effects upon the public and in order to ensure that the use of public funds is minimal, the Cabinet, following a recommendation by the Bank of Greece, shall issue an act (the "Cabinet Act") for the application of mandatory measures (the "Mandatory Measures") aimed at allocating the residual amount of the capital shortfall of the credit institution to the holders of its capital instruments and other liabilities, as may be necessary.

        Such allocation will respect the following hierarchy of claims:

  •
  first, ordinary shares;

  •
  second, if needed, preference shares and other CET1 instruments;

  •
  third, if needed, Additional Tier 1 instruments;

  •
  fourth, if needed, Tier 2 instruments;

  •
  fifth, if needed, all other subordinated liabilities; and

  •
  sixth, if needed, unsecured senior liabilities not preferred by mandatory provisions of law.

        In case of conversion of preference shares issued in accordance with Greek Law 3723/2008 into ordinary shares of the credit institution, the HFSF shall become the owner of such ordinary shares. Claims of the same ranking will be treated pari passu. Differentiations in the ranking order, in accordance with the mandatory provisions of Greek Banking Law regarding hierarchy of claims in case of special liquidation of credit institutions (i.e. article 145A of Greek Law 4261/2014, as in force) and the relevant agreements, between claims that fall within the same class of the ranking order are taken into account during the above allocation. Deviations from both the above hierarchy of claims and the pari passu principle can be justified, however, when there are objective reasons to do so.

        Mandatory Measures include:

  •
  the absorption of losses by the existing shareholders in order to ensure that the equity of the institution becomes equal to zero, where appropriate, by means of decreasing the nominal value of its ordinary shares following a decision of the competent body of the credit institution;

  •
  the decrease of the nominal value of preference shares and other CET1 instruments and then, if needed, of the nominal value of Additional Tier 1 instruments and then, if needed, of the nominal value of Tier 2 instruments and then if needed, other subordinated liabilities and then, if needed, of the nominal value of unsecured senior liabilities not preferred by mandatory provisions of law in order to ensure that the net asset value of the credit institution is equal to zero; or

  •
  if the net asset value of the credit institution is above zero, the conversion into ordinary shares of other CET1 liabilities and then, if needed, of Additional Tier 1 instruments and then, if needed, of Tier 2 instruments and other subordinated liabilities and then, if needed, of unsecured senior liabilities not preferred by mandatory provisions of law in order to restore the capital adequacy ratio of the credit institution to the level required by the Bank of Greece.

        The Mandatory Measures may also concern:

  •
  any liabilities undertaken through the provision of guarantees granted by the credit institution with regard to debt or equity instruments issued by legal entities included in the consolidated financial statements of such credit institution; and

  •
  any claims against the credit institution under credit arrangements between the credit institution and the abovementioned legal entities.

        The Cabinet Act, following recommendation by the Bank of Greece, determines by class, type, rate and amount of participation, the instruments or the liabilities that are subject to the mandatory measures, on the basis, if needed, of a valuation of an independent auditor, appointed by the Bank of Greece. The conduct of such valuation is considered to exhaust any obligation to obtain an independent valuation provided for in any other applicable law. A valuation that meets the requirements of article 36 of BRR Law may act as a valuation for purposes of such requirements.

        The instruments or liabilities referenced in the Cabinet Act as described immediately above are mandatorily converted into capital instruments within the context of a share capital increase decided by the credit institution in accordance with article 7 of the HFSF Law.

        By way of derogation and subject to a positive decision of the European Commission in accordance with articles 107 to 109 of the Treaty on the Functioning of the European Union, the above measures may not apply, either fully or to individual instruments, in the event that the Cabinet concludes, upon recommendation by the Bank of Greece, that such measures would endanger financial stability or lead to disproportionate results, such as when the amount of capital support to be provided by the HFSF is small in comparison to that of the credit institution's risk weighted assets, and/or a significant portion of the capital shortfall has been covered by the private sector.

        The final assessment of the derogation rests with the European Commission on an ad hoc basis.

        The holders of any capital instruments, or other liabilities, including unsecured senior liabilities not preferred by mandatory provisions of law of the credit institution that is subject to recapitalization measures, shall not, following the implementation of the measures described above, be in a worse financial position than if the credit institution had been placed under liquidation (no creditor worse-off principle).

        In the event that the no creditor worse-off principle is not observed, holders of any capital instrument, or other liabilities, including unsecured senior liabilities not preferred by mandatory provisions of law, are entitled to compensation by the Hellenic Republic, provided that they prove that their damages directly arising from the implementation of the mandatory measures are greater than if the credit institution had been put under special liquidation.

        A valuation is conducted in order to determine the losses that the holders of any capital instrument, or other liabilities, including unsecured senior liabilities non-preferred by mandatory provisions of law, if instead of applying the mandatory measures, the credit institution had been liquidated. Any form of public financial support to the credit institution is disregarded for the purposes of such valuation. The valuation will be conducted after implementation of the mandatory measures by an independent valuator to be appointed by the Bank of Greece with a view to assessing whether shareholders and subordinated creditors falling under the aforementioned measures would have been in a more favorable financial position if the credit institution had entered into special liquidation immediately prior to the implementation of the mandatory measures.

        The 2015 Recapitalization was a precautionary recapitalization pursuant to Article 32, paragraph 3(d) of the BRR Law.

Application of the public financial stabilization measures of article 57 of the BRR Law

        If the Minister of Finance decides, in accordance with paragraph 4 of article 56 of the BRR Law, the application of the public financial stabilization measures (the "Public Financial Stabilization Measures"), the HFSF is appointed as the implementing body of article 57 of the BRR Law, following a decision by the Minister of Finance. In such case, the HFSF participates in the recapitalization of the credit institution and receives in exchange ordinary shares (CET1 instruments) or instruments as prescribed by Article 57, par. 1 of the BRR Law.

        The HFSF participates in the share capital increase and receives in exchange the above capital instruments after the application of whichever measures are decided in accordance with the BRR Law.

Provision of Capital Support

        The HFSF provides capital support exclusively for the purpose of covering the credit institution's capital shortfall, as it has been determined by the competent authority and up to the residual amount, subject to the prior implementation of the measures of the capital raising plan of the credit institution, any participation of investors of private sector and the approval of the restructuring plan by the European Commission and:
  (a)
  either the implementation of the Mandatory Measures, when the European Commission as part of the approval of the restructuring plan has confirmed that the credit institution fulfils the conditions for precautionary recapitalization of indent (cc) of case (d) of paragraph 3 of article 32 of BRR Law;

  (b)
  or when the credit institution has been put under resolution and measures have been taken in accordance with article 2 of the BRR Law,

the relationship framework agreement between the HFSF and the relevant credit institution must have been duly executed before the provision of the capital support.

        Without prejudice to the aforementioned conditions and procedures, capital support is provided through the HFSF's participation in a share capital increase of the credit institution by issuance of ordinary shares with voting rights or CoCos or other convertible financial instruments that shall be subscribed for by the HFSF.

        The HFSF may exercise, dispose of or waive its pre-emptive rights in cases of share capital increase or of issuance of contingent convertible securities or other convertible financial instruments of the credit institutions that request the provision of capital support. The share capital increases are settled by the HFSF in cash or in EFSF or ESM securities. Capital support is provided in compliance with state-aid rules.

        Any decision of the credit institution concerning a share capital increase in accordance with the foregoing rules, including decisions concerning CoCos or other convertible financial instruments must be taken following a resolution of the General meeting of the shareholders according to article 7 of the HFSF Law, as in force.

        The decision of the general meeting of the shareholders may, instead of the maximum number of shares, provide for the maximum amount of capital which shall be covered and provide the Board of Directors of the credit institution the power to decide, inter alia, the remaining amount following the implementation of the measures set out in article 6a of the HFSF Law, the exact number of shares and the allocation of shares. The time period for the convocation of the general meeting which will decide the share capital increase for the issuance of the ordinary shares, convertible securities or the other financial instruments is ten (10) calendar days, as provided under paragraph 2 of internal article 115 of article 2 of the BRR Law. The time period for the convocation of any repeat or upon postponement meeting and for the submission of documentation before the supervisory authorities is shortened to one third (1/3) of the time periods set out in the Corporate Law 2190/1920, as in force. The previous passage applies in every general meeting convened within the context of the HFSF Law. Subject to the restriction set out in the Corporate Law 2190/1920 not to issue shares below par, the subscription price is determined as the market price resulting by the book building procedure followed by the credit institution. By means of a decision of its General Council, the HFSF accepts this price provided that it has commissioned and received an opinion from an independent financial advisor who opines that the book building procedure complies with the international best practice in the particular circumstances.

        The offering price of the new shares to the private sector shall not be lower than the subscription price of those shares subscribed of by the HFSF in the context of the same issuance. The offer price may be lower than the price of the shares already subscribed by the HFSF or than the current stock market price.

        The processes described under the two previous paragraphs do not apply in case that the HFSF is required to subscribe for the residual amount that has not been subscribed for through private placement in share capital increases of credit institutions which do not have a restructuring plan already approved by the European Commission at the time of submission of request for capital support or by applying article 6B (Application of the public financial stabilization tools) of the HFSF Law.

        The Greek cabinet act 36/02.11.2015 (the "Allocation Cabinet Act") sets out, inter alia, the terms under which the CoCos may be issued by the credit institutions and subscribed for by the HFSF, as well as the terms of conversion thereof into ordinary shares of the relevant credit institution. The CoCos shall qualify as equity capital of the credit institution and their regulatory treatment shall be governed by the applicable legal framework. The terms and conditions of the CoCos are described in the Allocation Cabinet Act and shall be included in a detailed program for their issuance. The CoCos shall have a nominal value of EUR 100,000 each, shall be issued at par and shall be perpetual without a fixed repayment date. The CoCos shall constitute direct, unsecured and subordinated investments in the credit institution ranking at all times pari passu without any preference among themselves.

        In the event the CET1 Ratio of the credit institution, calculated on a consolidated basis or a solo basis, falls below 7%, the credit institution shall convert the CoCos by issuing to each holder of CoCos conversion shares determined by dividing 116% of the nominal value of the then outstanding CoCos by the subscription price of the ordinary shares of the credit institution, as determined in the share capital increase of the credit institution of article 7 of the HFSF Law, divided by the relevant holder's participation in the aggregate amount of CoCos.

        The CoCos will bear interest at (i) a rate of 8 per cent per annum (the "Initial Interest Rate") from and including the date of issuance of the CoCos to the 7th annual anniversary after their issue date (the "7th Anniversary") and (ii) thereafter, if not repaid, at the applicable readjustment interest rate, namely the sum of (a) the 7-year Mid-Swap Rate for such readjustment period plus (b) a margin equal to the difference between the Initial Interest Rate and the 7-year Mid-Swap Rate at their issue date. Interest will be payable on an annual basis accrued, each on interest payment date. The CoCos shall automatically convert into ordinary shares of the credit institution if, for any reason whatsoever, the credit institution does not pay all or any part of any scheduled interest payments on two interest payment dates, which for the avoidance of doubt, do not need to be consecutive.

        Payment of Interest (whether in whole or in part) is entirely at the discretion of the Board of Directors of the credit institution, but if paid, interest will be paid in cash. Any such interest elected not to be paid shall be cancelled and shall not accumulate. The Board of Directors of the credit institution shall have the option, at its full discretion, to pay the interest in the form of ordinary shares of the credit institution, to be newly issued for such purpose. If the Board of Directors of the credit institution so decides, the share capital increase shall take place automatically and without any further procedural requirements or corporate decisions (including without any need for consent of the shareholders) and the corresponding ordinary shares shall be automatically issued.

        For the avoidance of doubt, any interest payment shall be subject to any applicable Maximum Distributable Amount as stands in accordance with article 131 of the CRD Law (Greek Law 4261/2014). No dividend shall be paid on the credit institution's ordinary shares if the credit institution has decided not to pay interest on the previous interest payment date.

        The credit institution may, in its sole discretion, elect to repay all or some of the CoCos at any time at their initial nominal value plus any accrued and unpaid interest (excluding any interest which has been cancelled), subject to the following conditions:

  (a)
  the credit institution obtaining such approval as may be required from the competent regulatory authority; and

  (b)
  the satisfaction of such other requirements prior to repayment or purchases as may be specified in the then prevailing regulatory framework.

        Such repayment at the credit institution's option will be in cash.

        In addition, holders of CoCos shall have the right on the 7th Anniversary to convert their CoCos into ordinary shares.

        The CoCos shall only be transferable with the consent of the credit institution (which is not to be unreasonably withheld) and the consent of the competent regulatory authority.

        When the HFSF provides the Precautionary Recapitalization, the capital support shall be provided as follows:

  (a)
  25% of the capital support shall be in ordinary shares; and

  (b)
  75% of the capital support shall be in CoCos.

        When the HFSF provides the capital support through the Public Financial Stabilization Measures, the capital support shall be be provided as follows:

  a)
  up to the amount necessary to cover incurred losses or losses likely to occur in the near future, in ordinary shares; and

  b)
  for the rest amount, that would correspond to precautionary recapitalization, 25% in ordinary shares and 75% in contingent convertible securities of article 1 of the present Cabinet Act.

        The CoCos issued by the Bank as part of its 2015 Recapitalization have the terms and conditions as prescribed in Cabinet Act no 36/2.12.2015 and summarized above.

Powers of the HFSF

        The HFSF will acquire ordinary shares with full voting rights in the share capital increases in which it will participate.

        For shares acquired by the HFSF under the previous recapitalization framework, where the minimum private sector participation condition had been met, the HFSF shall continue to exercise its voting rights with restrictions (i.e., the HFSF may exercise its voting rights only on matters relating to resolutions amending the bank's articles of association, including share capital increases or decreases or granting a relevant authorization to the Board of Directors, mergers, divisions, conversions, revivals, extensions of the term or dissolution of the company and transfers of assets, including sales of subsidiaries or any other matter requiring an increased majority, in accordance with Greek Company Law 2190/1920), unless it is concluded, following a decision of the members of the General Council of the HFSF, that the bank is in breach of material obligations which are included in or promote the implementation of the restructuring plan or which are described in the agreement entered into between the HFSF and the bank. The HFSF is represented by one director to the board of directors of a bank having received capital from the HFSF according to the HFSF Law, as its representative. The HFSF has currently appointed one representative in the Bank's Board of Directors. Additionally, the HFSF appoints one observer to the Board (without voting rights), and both the representative and the observer participate in Board Committees (see below—Relationship Framework Agreement).

        The HFSF representative has certain powers over credit institutions:

  a)
  to veto corporate decisions of a credit institution's board of directors related to (a) dividend distributions, the remuneration policy (including grant of additional payments (bonuses)) relating to the chairman, managing directors and the other Board members, as well as those who have the position or perform general manager's tasks and their respective deputies; (b) any other matter which may set at risk the rights of depositors or have a material adverse effect on the liquidity, solvency or, in general, on the operation of the credit institution, including its business strategy and asset/liability management); and (c) decisions referring to matters for which the restriction in the voting rights of the shares held does not apply and which significantly affect the HFSF's shareholding in the credit institution;

  b)
  to call a general shareholders' meeting for a credit institution;

  c)
  to request an adjournment of a Board meeting for three (3) business days in order to receive instructions from the HFSF Executive Committee. Such right may be exercised by the end of the meeting of the Credit Institutions Board of Directors;

  d)
  to call a board meeting;

  e)
  to approve the appointment of the chief financial officer.

        In exercising his rights, the HFSF's representatives in the Board of Directors shall respect the credit institution's business autonomy.

        HFSF shall have free access to the credit institution's books and records using employees or consultants of its choice.

        The remuneration of the Chairman, the Managing Director and the other members of the Board of Directors, as well as those who have the position or perform general manager's tasks and their deputies may not exceed the total remuneration of the Governor of the Bank of Greece. For the period during which the credit institution participates in the capital support program under the HFSF Law, no bonuses shall be granted to the aforementioned persons and dividend payouts must be limited to up to 35% of distributable profits.

        The HFSF, with the assistance of an independent advisor of international reputation and established experience and expertise, will assess the corporate governance framework of the credit institutions with which the HFSF has executed a Relationship Framework Agreement and establish criteria for such assessment in line with the international best practices, in addition to the criteria set out in the HFSF Law. The assessment shall include the size, organization, structure and the allocation of tasks and responsibilities within the board of directors and its committees according to the business needs of the credit institutions, as well as the members of the board of directors and its committees.

        The above evaluation will involve all committees of the board of directors as well as any other committee of these credit institutions which the HFSF deems necessary to evaluate for the fulfillment of its objectives. The HFSF with the assistance of an independent consultant will develop criteria for the evaluation of the above elements and the members of the boards and committees of these credit institutions along best international practices. Based on this evaluation the HFSF will develop specific recommendations for improvements and changes, if needed, in the corporate governance of each credit institution. The members of the boards and committees shall cooperate with the HFSF and its consultants in conducting the review and provide necessary information for the purposes of the review.

        Beyond the criteria established by the HFSF with the assistance of the independent consultant, the evaluation shall include certain minimum criteria as set out below:

  (a)
  With respect to the evaluation of the members of the board of directors and its committees at least the following must be satisfied:

  (i)
  The member must have at least ten (10) years of experience at senior managerial level in the areas of banking, audit, risk management or distressed asset management, of which the non-executive members must have been at least three (3) years as a board member of a credit institution or of a company of the financial sector or of an international financial institution.

  (ii)
  The member is not, and has not been entrusted in the last four (4) years, with prominent public functions, such as Head of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials. The member must declare all financial affiliations with the credit institution before appointment; the competent authority has confirmed that the individual is fit and proper to act as a member.

        Additional criteria defining specific skills needed for specific tasks within the board will be determined by the HFSF in cooperation with the independent consultant under the corporate governance review. The criteria will be updated at least once every two years and more often if there is material change in the financial position of the credit institution.

        The size and collective knowledge of the boards and committees shall reflect the business model and the financial condition of the credit institution and the review of the members should ensure the right size and composition.

        The evaluation of the structure and composition of the Boards and Committees shall have the following minimum criteria:

    (i)
    the Banks' Board of Directors include at least three independent non executive experts as members with adequate knowledge and international experience of at least fifteen (15) years in relevant banking institutions of which at least three (3) years' experience on a board of an international banking group not operating on the Greek market. These experts should have no affiliation over the previous ten years with credit institutions operating in Greece;

    (ii)
    the aforementioned independent non-executive members chair all Board committees;

    (iii)
    at least one board member shall have relevant expertise and international experience of at least five (5) years in the management of non-performing loans. This board member will focus on and will have sole responsibility for management of non-performing loans at board level and chair a specific board committee of the credit institution that deals with Non-Performing Loans.

        In the case that a review or evaluation determines that the subject of the review does not meet the relevant criteria, the HFSF will inform the board of directors and, if the board of directors does not take action to implements the recommendations, will call a General Assembly of shareholders to inform them and recommend the necessary changes. The HFSF will send the findings of the review to the competent authorities. In the case of a board or committee member does not meet the relevant criteria, or if the board collectively does not satisfy the recommended structure with respect to the size, allocation of tasks and expertise within the board and the necessary changes cannot be achieved otherwise, these recommendations shall include that certain board or committee members need to be replaced.

        In the event that the General Assembly of shareholders does not agree within three months to replace board members who fail to meet these criteria, the HFSF shall publish a report on its website within four weeks naming the credit institution, the recommendations and the number of board members that do not meet the relevant criteria and specify the criteria the board and its individual members do not meet.

        Each of the Bank of Greece and European Central Bank, in their capacity as the competent authority for the supervision of credit institutions, and the HFSF will be authorized to exchange confidential information with one another to the fullest extent permitted by law. (see Item 3.D, "Risk Factors—Risks Relating to Our Recapitalization and Receipt of State Aid—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank" and Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as Shareholder" for further detail).

        In the event that the Bank is placed under liquidation, the HFSF as shareholder is satisfied in priority before all other shareholders.

The Relationship Framework Agreement

        Following the participation of the HFSF in the Bank's share capital in 2013, the Bank and the HFSF entered the Relationship Framework Agreement. In connection with its receipt of State Aid as part of its recapitalization in December 2015, the Bank entered into an Amended Relationship Framework Agreement ("Amended Relationship Framework Agreement") with the HFSF on December 3, 2015. This Amended Relationship Framework Agreement replaced the earlier Relationship Framework Agreement entered into by the Bank in 2013.

        According to the Amended Relationship Framework Agreement, the HFSF should, among others (i) monitor and assess how the Bank complies with the applicable restructuring plan of the Bank, (ii) exercise its shareholding rights in compliance with the rules of prudent management of its assets and in compliance with State Aid and competition rules of the European Union, (iii) ensure that the Bank operates on market terms, and (iv) that in due time the Bank returns to private ownership in an open and transparent manner. The Amended Relationship Framework Agreement determines the relationship between the Bank and HFSF certain matters relating to, amongst others: (a) the corporate governance of the Bank, (b) the Restructuring Plan and its monitoring, (c) the monitoring of the implementation of the Bank's NPL management framework and of the Bank's performance on NPL resolution. In addition, the Amended Relationship Framework Agreement deals with (d) the obligations that are defined as material for the purposes of the Relationship Framework Agreement, including for the switch to full voting rights, (e) the monitoring of Bank's actual risk profile against the approved risk and capital strategy (f) the HFSF's consent for matters that are defined as material for the purposes of the Amended Relationship Framework Agreement and, in particular, for the HFSF's consent request, (g) litigation and other proceedings that are defined as material for the purposes of the Amended Relationship Framework Agreement and concern the Group, and (h) the duties, rights and obligations of HFSF's representative on the Board. Moreover, the Amended Relationship Framework Agreement states that, subject to its provisions, the applicable law, and the charter documents, the Bank's decision making bodies will continue to determine independently, amongst others, the Bank's commercial strategy and policy in compliance with the currently applicable restructuring plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank's competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

        The Amended Relationship Framework Agreement prescribes the appointment of the HFSF Representative to the Board of Directors and the appointment of an Observer (without voting rights) also participating at the Board of Directors. Additionally, as prescribed by the Relationship Framework Agreement, both the representative and the observer participate in the Board Committees.

        According to the provisions of the applicable framework as outlined previously, the HFSF Representative's rights as prescribed within the Amended Relationship Framework Agreement include the following:

  i.
  To request the Board to convoke the General Assembly of Shareholders or to include items on the agenda to be discussed at a General Assembly to be convoked by the Board. The request regarding the convocation of the General Assembly shall be addressed to the Chairman of the Board in writing and shall include the proposed items on the agenda. The Board shall have the obligation to convoke the General Assembly upon respective request of the HFSF Representative. Furthermore, the Board shall have the obligation to include the proposed items in the respective invitation for the convocation of the General Assembly.

  ii.
  To request that the Board is convened within the next seven (7) calendar days from the HFSF's Representative written request to the Chairman of the Board. The relevant request shall be addressed to the Chairman of the Board in writing and include the proposed items on the agenda. If the Chairman of the Board does not proceed to the convocation of the Board within the above deadline or does not include all the proposed items in the invitation, then the HFSF Representative shall be entitled to convoke the Board within five (5) days as of the expiry of the above seven (7) days period.

  iii.
  To include items in the agenda of a scheduled Board meeting, including any item which may be related to any entity of the Bank Group. For this purpose, the HFSF Representative will submit in writing to the Chairman of the Board the desired additional items on the agenda at least two (2) business days prior to the date of the Board meeting. The Chairman of the Board must include these items in the agenda of the scheduled Board meeting.

  iv.
  To request an adjournment of any meeting of the Board or the discussion of any item up to three (3) business days, if it finds that the material, data or information and the supporting documents submitted to the HFSF pursuant to the items of the agenda of the forthcoming Board meeting are not sufficient.

        Additionally, as per the Relationship Framework Agreement, the HFSF Representative has the following rights in Board Committees:

  i.
  to include items on the agenda of a committee meeting scheduled. For this purpose, the HFSF Representative will submit in writing to the Chairman of the Committee the proposed additional items of the agenda at least one (1) day prior to the date of the Committee meeting;

  ii.
  to request that the committee is convened within the next seven (7) days from the HFSF representatives' written request to the Chairman of the committee. The relevant request shall include the proposed items of the agenda. If the Chairman of the committee does not proceed to the convocation of the committee within the above deadline or does not include all the proposed items in the invitation, then the HFSF representative shall be entitled to convoke the committee within five (5) days as of the expiry of the above seven (7) days period.

        Further, the Amended Relationship Framework Agreement prescribes in detail requirements for the Bank to inform the HFSF Representative and the HFSF observer, including on the activities and decisions of Board committees in which they participate.

        Under the Relationship Framework Agreement, the Bank has the obligation to obtain the prior written consent of the HFSF for all material matters set forth within the agreement, including, among others, the Restructuring Plan, including any amendment, extension or revision of the Plan, the Bank Group policy governing relations with connected borrowers and any amendment, extension, revision or deviation thereof, the Bank Group Risk and Capital strategy document(s) especially the risk appetite statements and risk governance and any amendment, extension, revision or deviation thereof, the Bank Group Investment/Divestment Policy regarding participations, real estate and loan portfolios and any amendment, extension, revision or deviation thereof, and other matters particularly prescribed within the Amended Relationship Framework Agreement as material materials requiring prior-written consent and according to the exceptions the Amended Relationship Framework Agreement prescribes.

        If the Bank breaches or defaults in performing or complying with or fails to perform or comply with any of its material obligations, the HFSF shall give to the Bank a default notice specifying such breach, default or failure and, in the case of a breach, default or failure capable of remedy, stipulating a period during which such breach, default or failure shall be remedied. Provided that such period is accepted by the HFSF, and if such event is still outstanding after a remedy period has been provided by the HFSF, whenever such period is applicable, and without prejudice to any other rights of the HFSF under the Law and the Relationship Framework Agreement, restrictions of the HFSF's voting rights concerning the portion of shares to which these apply, shall be lifted and the HFSF shall have full voting rights with respect to the particular shares now subject to restrictions in accordance with Article 7A of Law 3864/2010, upon notification to the Bank of the respective decision of the General Council of the HFSF.

        The Amended Relationship Framework Agreement requires that:

  •
  The Bank shall at each time adopt and apply a corporate governance structure that ensures the implementation of the Relationship Framework Agreement, compliant at any time with the requirements of the Law, the contractual obligations and the Revised Restructuring Plan.

  •
  Provide to the HFSF the documents, as required, in order to ensure the effective monitoring of the implementation of the Restructuring Plan and the Non-Performing Loans ("NPL") management framework, to effectively allow the HFSF to perform its statutory role.

  •
  If the Bank has engaged, prior to the signing of the Relationship Framework Agreement, an external audit firm for more than five years, the Bank should replace the audit firm. The new engagement contracts should not exceed five years. As of the financial year of 2016 the Bank shall rotate its statutory audit firm after a maximum of five consecutive years.

  •
  In case of any actual or reasonably foreseeable adverse deviations in the Bank Group's performance and risk profile, relative to the base scenario of the Restructuring Plan, or relative to the budget, or with respect to the Risk and Capital Strategy if adverse deviations have already been approved by the HFSF through the approval of the budget, the Board should promptly submit its recommended corrective strategic actions to the HFSF for its review and consent.

  •
  Performance against the Restructuring Plan as well as progress on key initiatives undertaken by the Bank (e.g. Divestments, Integrations, etc.) will be monitored as follows:

  i.
  Regular meetings between the Bank's management and the HFSF.

  ii.
  A formal monitoring review of performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget (see above), will be conducted on a quarterly basis, in line with the Bank's results reporting cycle. For the purpose of the monitoring reviews, the Bank will provide the HFSF with a report on its financial and business performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget (see above) quarterly targets, clearly highlighting performance to date against the currently applicable restructuring plan targets as well as against budget, key initiatives and expected impact for the next four quarters rolling and identifying any adverse deviations from the targets and associated corrective measures /initiatives, which must be approved by the HFSF.

  •
  The HFSF will monitor and evaluate the performance of the Bank's Board of Directors and its Committees.

  •
  The Bank will inform in writing the HFSF as soon as it executes a non-binding agreement /memorandum of understanding for the sale of (or receives any proposal from third parties for the acquisition of) a subsidiary of the Bank, or part of its business.

  •
  The Board should conduct a self-assessment exercise on an annual basis not only as a whole, as per current legislation but also for each of its Committees. The results of this evaluation should be disclosed in the Annual Report on Corporate Governance.

  iii.
  The Board should approve the following policies and amendments thereof: the Bank's Group Strategy, Policy and Governance regarding the management of its Arrears and Non-Performing Loans, Conflict of Interest policy, Related Party Transactions policy, Provisioning & Write-off policy, Sponsorship/Donation policy, Outsourcing policy, Board /Committees self-assessment policy.

        The Amended Relationship Framework Agreement shall remain in force for as long the HFSF holds shares or contingent convertible bonds issued by the Bank, irrespective of its participation percentage. However, if its participation percentage falls below 15% of the Bank's share capital (for this calculation any CoCos held by the HFSF are assumed to be fully converted), only certain clauses of the Amended Relationship Framework Agreement shall remain in force, as particularly prescribed within the Relationship Framework Agreement.

        The Amended Relationship Agreement is available at HFSF's website www.hfsf.gr/en/agreements_2015.htm (section: agreements). The information on this website is not incorporated by reference in this Annual Report.

Disposal of Shares

        The HFSF will decide on the way and procedure for disposing its shares at a time it deems appropriate, whether in a single transaction or a series of transactions, and in any case within five years from entry into force of Greek Law 4340/2015 and in compliance with the EU state aid rules. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek law. The Minister of Finance, following a proposal by the HFSF, can extend the above mentioned periods.

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

        Subject to the provisions of Greek Law 3401/2005, the shares may be disposed either by the sale of the relevant shares to the public or to specific investor(s) or group of investors through: (a) open tender procedures or calls for expressions of interest to eligible investors; (b) market orders; (c) public offers of the shares for cash or in exchange of other securities; and (d) book building exercises.

        The HFSF may decrease its participation in credit institutions through a share capital increase of the credit institution by waiving or disposing of its pre-emptive rights.

        The price at which the shares will be disposed by the HFSF and the minimum price at which the shares shall be subscribed are described in Article 8 par. 4 of HFSF Law.

        In the event that shares of the credit institution held by the HFSF are disposed to a specific investor or group of investors, or in the event that the participation of the HFSF is decreased pursuant to paragraph 3, of Article 8 of HFSF Law, in favor of a specific investor or group of investors:

  a)
  The HFSF may invite the interested investors to submit their offers, by setting the procedure, the deadlines, the content of the offers and any other term, including the provision of proof of funds and guarantee letters by the interested investors, in any stage of the procedure it may be deemed necessary, in the respective call.

  b)
  The HFSF may enter into a shareholders' agreement, subject to its judgment, which sets the relations between the HFSF and the investor or group of investors, as well as to proceed to any amendment of the relationship framework agreements referred under paragraph 2 of article 2 of HFSF Law. Within this framework, a restriction to the investors, group of investors or the HFSF to maintain their participation for a specific time period may be provided in the shareholder agreement.

  c)
  The HFSF may grant rights of first offer and rights of first refusal to investors identified in line with the assessment criteria referred to under subparagraph d) below.

  d)
  The investor or group of investors is selected by following assessment criteria such as the experience of the investor with respect to the main activity of the enterprise and to the restructuring of credit institutions, its credibility, its ability to complete the transaction and the price to be offered. The assessment criteria applicable to each process shall be notified to the interested investors prior to the submission of their binding offer.

        This also applies in the case of share capital increases by credit institutions under Greek Law 2190/1920.

Specific Information on the Warrants Issued by the HFSF

        According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on June 27, 2013.

        Warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase HFSF shares, the corresponding number of which is determined based on the provisions of Cabinet Act 38/2012, while relevant terms are adjusted in case of corporate actions according to the provisions of the relevant legal and regulatory framework. In line with Cabinet Act 43/2015 which amended Cabinet Act 38/2012, the warrants exercise terms and conditions were adjusted in 2015, to each warrant incorporating the right of its holder to purchase from HFSF 0.54861592129144 shares, acquired by HFSF due to its participation in the above capital increase of Bank, while based on Cabinet Act 43/2015 the exercise prices applying to each exercise period were also adjusted in 2015. The warrants do not provide voting rights to holders or owners thereof.

        The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants. The last exercise date (December 27, 2017) is the date of expiry of the warrants.

        Following the reverse split in November 2015, the exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to EUR 64.35 plus accrued interest at an annual rate of 3% plus the margin:

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

        After the end of the fifth exercise period (December 28, 2015), outstanding warrants were 245,745,725, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 134,820,022 (after the reverse split).

Reporting Requirements for Banks

        The reporting requirements for financial institutions are governed by the CRD IV framework. EU Implementing Regulation 680/2014, as in force, has established implementing technical standards with regard to supervisory reporting of institutions according to EU Regulation 575/2013 (CRR). Specifically, the said Regulation lays down uniform requirements in relation to supervisory reporting to competent authorities for the following areas:

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

  •
  capital requirements and losses for operational risk;

  •
  large exposures and concentration risk;

  •
  liquidity risk;

  •
  leverage ratio

  •
  interbank market details;

  •
  financial statements and other financial information;

  •
  supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013

  •
  covered bonds;

  •
  internal control systems;

  •
  information technology systems; and

  •
  other information.

        The Bank submits to the Bank of Greece / ECB (SSM) a full set of regulatory reports both at Bank and at Group level on a quarterly basis. Some of the above information is submitted on a monthly basis.

        In addition to the above reporting requirements, the SSM set up in 2014 a quarterly structured data collection process, the "Short Term Exercise (STE)", comprising reports regarding credit risk, profitability, concentration risk, market risk, liquidity risk, sovereign risk and banking book interest rate risk at Group level. This data collection process is effective up to the end of 2016 and forms a part of SSM's broader "Supervisory Review and Evaluation Process (SREP)" aiming, among other things, to assess the capital and liquidity needs of EU banks.

        ECB published Regulation 2015/534 on reporting of supervisory financial information. The Regulation lays down the rules and procedures for the reporting of supervisory financial information by supervised entities to National Competent Authorities and the ECB.

        Finally, the Bank submits to the Bank of Greece on a regular basis a full set of regulatory reports with information (e.g. for capital structure related parties, internal control systems, AML/CFT, information technology systems, branches of the Bank etc.) both at Bank level and at Group level, according to the stipulations of the Bank of Greece Governor's Act 2651/2012, as in force.

Hellenic Deposit and Investment Guarantee Fund

        The Hellenic Deposit Guarantee Fund commenced its operations in September 1995. Greek Law 4370/2016 on Deposit Guarantee Schemes and the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF") transposes Directive 2014/49/EU into Greek legislation.

        According to Greek Law 4370/2016, the HDIGF is a private law legal entity, has its registered seat in Athens, is supervised by the Minister of Finance, is not a public organization or a state owned legal entity and does not belong to the Greek public sector.

        Greek Law 4370/2016, which replaces Law 3746/2009, previously in force, defines, among others, the scope and certain aspects of the operation of the HDIGF, the terms of participation of credit institutions as well as the process for determining and paying contributions to its Schemes. According to Greek Law 4370/2016, the HDIGF objectives are (1) to indemnify depositors of banks participating in the HDIGF who are unable to fulfill their obligations towards their depositors and to fund resolution measures of the banks through the deposits cover scheme (the "Deposit Cover Scheme") in accordance to article 104 of Greek Law 4335/2015 (BRR Law), (2) to indemnify investors—clients of banks, in relation to the provision of investment services from these banks in case the latter are unable to fulfill their obligations from the provision of covered investment services through the investments cover scheme (the "Investment Cover Scheme") and (3) to provide for the provision of financing to banks placed under the resolution measures through the resolution scheme (the "Resolution Scheme") in its role as Resolution Fund. All authorized banks in Greece, with certain exemptions, and the local branches of credit institutions which have been established in non-EU Member States and are not covered by a guarantee scheme equivalent to that of the HDIGF, are obliged to participate in the aforementioned schemes of the HDIGF. Greek branches of foreign credit institutions established in EU Member States may also become members of the investments cover scheme of HDIGF at their discretion.

        A credit institution shall not take deposits unless it is a member of the aforementioned Deposit Cover Scheme.

        The maximum coverage level for each depositor at a credit institution under Greek Law 4370/2016 is EUR 100,000, taking into account the total amount of its deposits with a bank minus any due and payable obligations towards the latter. This amount is paid in the currency of the State where the account is located, to each depositor as an indemnity irrespective of the number of accounts held in a credit institution, the currency, or the place within the EU where the deposit is held. In case of joint bank accounts, each depositor's share shall be taken into account for the purposes of the calculation of the maximum indemnification amount as a separate deposit and is entitled to cover up to the aforementioned limit with his or her other deposits, as analyzed above. In the absence of special provisions or in the event that the relative proportions of joint account holders in an account have not been specified, for the purposes of compensation, such an account shall be divided equally among the depositors. In case of so-called temporary high deposit balance—stemming from real estate transactions (e.g. sale of property) as well as from some specific life events (such as compensations due to divorce, retirement, etc.)—depositors will be entitled to coverage up to EUR 300,000. However, such coverage will be limited in time up to maximum three months after the determination by the competent authority or a judge that deposits are unavailable and after a relevant petition of the depositor towards HDIGF.

        Depositors must be able to access their funds within seven working days after the determination by the competent authority or a judge that deposits are unavailable.

        Covered deposits are explicitly excluded from the bail-in regime. Certain deposits are excluded from coverage by the Deposit Cover Scheme, such as deposits made by other credit institutions, financial institutions, investment firms, collective investment undertakings and public authorities.

        The HDIGF also indemnifies the investors-clients of banks participating in the HDIGF with respect to claims from investment services falling within the scope of Greek Law 4370/2016, up to the amount of EUR 30,000 for the total of claims of such investor, irrespective of covered investment services, number of accounts, currency and place of provision of the relevant investment services. In case the investors of HDIGF member credit institutions are co-beneficiaries of the same claim to guaranteed investment services, each investor's share in the claim shall be taken into account for the purposes of the calculation of the maximum indemnification amount as a separate claim and is entitled to cover up to the aforementioned limit in aggregate with his or her other investment claims. If the part of the claim corresponding to each co-beneficiary is not specified in the agreement signed by the co-beneficiaries and the HDIGF member credit institution, for the purposes of compensation each co-beneficiary is considered as having an equal share in the investment.

        Certain investors are excluded from coverage by the Investment Cover Scheme, such as claims made by other credit institutions, financial institutions, investment firms, collective investment undertakings.

        Pursuant to Greek Law 4370/2016, all, credit institutions licensed to operate by the competent authority in Greece must participate in the Resolution Scheme. Pursuant to Greek Law 4335/2015, the Resolution Scheme is empowered to collect from participating credit institutions, including the local branches of credit institutions established in non-EU Member States, ex ante contributions and, under certain circumstances, extraordinary ex post contributions. Ex ante contributions are calculated taking into account the risk profile of the relevant credit institutions whereas ex post contributions are calculated pursuant to a decision of the competent authority which imposes the contribution.

        Credit institutions, apart from contributions paid to each of the three schemes of the HDIGF at least on an annual basis, must pay on an annual basis contributions to HDIGF for its operational and investment expenses.

Capital Controls applying to banks operating in Greece

        In order to protect the Greek financial system and the Greek economy in general from the lack of liquidity, Legislative Act of June 28, 2015 introduced a short term bank holiday period starting on June 28, 2015 and imposed capital controls, which apply to all credit institutions operating in Greece in any form. As prescribed by the aforementioned Act, credit institutions were required to remain closed to the public during the bank holiday period, although specific bank branches were subsequently permitted to open in order to perform certain transactions as contemplated by the relevant legislative provisions.

        Within the context of the capital controls regime, a Bank Transactions Approval Committee was established at the Ministry of Finance, with the responsibility of examining and approving transactions in view of the capital controls framework.

        Following a decision of the above Committee, each credit institution was able to establish a special subcommittee for the approval of transactions in the context of the capital controls framework. The Bank Transactions Approval Committee is responsible for determining the conditions of operation of these subcommittees and any other procedural and operational detail, including the amount and breakdown by credit institution of the daily limit on individual types of transactions and the reevaluation of such limits.

        Pursuant to Legislative Act of July 18, 2015 ("Act"), the short term bank holiday period ended on Monday, July 20, 2015, while the capital controls and restrictions on banking activities were extended. Moreover, it was prescribed that the Bank Transactions Approval Committee would continue its operation. The capital controls regime continues to apply as of the date of this Annual Report.

        The aforementioned framework and the above Act, as amended and in force, impose the following restrictions on bank transactions:

  •
  cash withdrawals are permitted up to the maximum amount of EUR 420 per week per customer and credit institution,

  •
  transfer of funds outside Greece is prohibited, with certain exceptions, including where amounts are transferred from abroad following the entry into force of the Act by means of crediting an account held with a credit institution operating in Greece and are resent abroad, funds transferred by companies importing goods where there are particular limits applying and approval procedures that need to be followed, transfer of up to EUR 1,000 per month per person (Customer ID) and cumulatively up to a monthly threshold that the Banking Transactions Approval Committee assigns to each bank,

  •
  opening of new bank accounts (current or deposit accounts), addition of new joint-holders to existing accounts is prohibited where a new Customer ID is thus created with certain exceptions, principally, the opening of certain categories of accounts is permitted, e.g. payroll payments to personnel, payment of new pensions and welfare benefits, for legal entities, as well as one-person- business and freelancers, that do not own an account for the service of their activities in any credit institution operating in Greece, deposit of cash as collateral in relation to letters of guarantee, account openings where amounts of at least EUR 10,000 or its equivalent in any in foreign currency are credited from abroad, account openings for particular customer categories like new students upon conditions etc. Activation of dormant accounts is prohibited.

    Pursuant to a Minister Decision dated March 11, 2016 and published in Government Gazette No. 684 of March 15, 2016, early repayment of a loan is allowed up to half of the amount of outstanding capital of such loan as at March 11, 2016, unless such repayment a) is made in cash or by remittance from abroad, b) is made through granting of a new loan, for the purpose of restructuring, provided that the amount of the new loan is at least equal to the outstanding principal of the initial loan, and c) concerns a house loan for the purpose of selling the real estate under certain conditions,

  •
  the early termination, in full or in part, of fixed term deposits is permitted following the amendment on March 15, 2016 of the relevant article 1, par. 9 of the Act,

  •
  transfer of custody of financial instruments of Article 5 of Greek Law 3606/2007 (MiFID) abroad is prohibited, except for the transfer of financial instruments to a custodian abroad for the purpose of clearing and settlement of transactions on such financial instruments,

  •
  transactions for the payment of medical and tuition fees abroad are allowed according to certain prerequisites,

  •
  cash withdrawal from a bank account up to a maximum amount of EUR 2,000, or its equivalent in foreign currency, is permitted under certain conditions for a person accompanying a patient admitted to hospitalization abroad,

  •
  transfer of the maximum amount of EUR 5,000 or the same amount in foreign currency, per calendar quarter, in total, is allowed for accommodation and living expenses of students studying abroad or participating in student exchange programs, whereas the transfer of a maximum amount of EUR 8,000 is permitted if such amount is directly credited to the account of a student residence or a student house lessor,

  •
  certain provisions refer to the capability of shipping companies to perform cash withdrawals up to the amount of EUR 50,000 daily, from the amounts that have been transferred following the entry into force of the Act from abroad by crediting accounts held with a credit institution operating in Greece,

  •
  capital transfer outside Greece by an institution is permitted, for the purpose of purchasing foreign financial instruments, as defined in article 5 of Greek Law 3606/2007, as in force, provided that the beneficiary's account from which the transfer is made, or the clients' account held by the investment services firm at the Institution from which the transfer is made on behalf of the beneficiary, has been credited after the beginning of the bank holiday (i.e. after June 28, 2015) with funds arising from remittance from abroad,

  •
  cash withdrawal up to a total of 10% is permitted from money that, following the entry into force of the Act, are transferred from abroad by means of credit transfer to existing accounts held with a credit institution operating in Greece under a procedure to be further determined by the Committee for the Approval of Banking Transactions;

  •
  transfer of cash in euro or other currency is permitted per person and per trip abroad up to the amount of EUR 2,000 or its equivalent in foreign currency,

  •
  capital transfer transactions which relate to the management of the liquidity of a credit institution operating in Greece and to payment obligations in the context of the management of the credit institution's own portfolio, are permitted as set out in the Act, as amended and in force.

        Transactions carried out by the Hellenic Republic and the Bank of Greece are excluded from the restrictive measures set out above.

        Transactions in financial instruments traded on Greek regulated markets were subject to the provisions of Minister of Finance Decision published in the Official Gazette of the Greek Republic, Issue B' number 1617/31.7.2015 on "Lifting of the restrictions of the Legislative Act regarding transactions in financial instruments on Greek regulated markets". A basic prerequisite determined by this Decision, was that transactions on financial instruments of Article 5 of Greek Law 3606/2007 (MiFID) traded on Greek regulated markets and multilateral trading facilities ("MTF") in Greece ("Financial Instruments") would be conducted with "new money", as defined in the Ministerial Decision (e.g. money deriving from the sale of financial instruments of Article 5 of Greek Law 3606/2007 excluding units in collective investment undertakings).

        The above decision was subsequently overturned by the Decision of Minister of Finance published in the Official Gazette of the Greek Republic, Issue B number 2625/7.12.2015 on "Lifting of the restrictions of the Legislative Act regarding transactions in financial instruments on Greek regulated markets".

        In addition, the proceeds from the clearing and settlement of transactions on Financial Instruments, as well as the amount of the cash distributions from the issuers to the beneficiaries of the financial instruments of article 5 of Greek Law 3606/2007, can be credited to a bank account up to the end beneficiary, even outside the Greek banking system, on the condition that the clearing and settlement of transactions of the relevant investment account was made through such account before the commencement of the bank holiday period (i.e. before June 28, 2015).

        Finally, according to Decision no. 743/07.12.2015 of the HCMC, short selling of shares of the credit institutions admitted to trading on the ATHEX and comprising the FTSE/ATHEX Banks Index (the "FTSE/ATHEX Banks Index"), irrespective of the venue where the transaction is executed (regulated market, MTF or OTC) were prohibited. The short selling prohibition included sales which are covered by subsequent intraday purchases. The short selling prohibition applied to all depository receipts (ADRs, Global Depository Receipt ("GDRs")) and warrants representing the above shares. The measure was in force from and including the entire day of December 8, 2015 to and including the entire day of December 21, 2015.

Monitoring Trustee

        From January to February 2013, monitoring trustees (each, a "Monitoring Trustee"), acting on behalf of the European Commission, were appointed in all banks under restructuring—including the Bank, in accordance with the commitments undertaken by the Hellenic Republic towards the European Commission in 2012, regarding banks under restructuring, in the Memorandum of Economic and Financial Policies, contained in the First Review of the Second Economic Adjustment Program for Greece.

        The Monitoring Trustees are respected international auditing or consulting firms approved by the European Commission on the basis of their competence, their independence from the banks and the absence of any potential conflict of interest. In each credit institution under restructuring, the Monitoring Trustees work on behalf and under the direction of the European Commission, within the terms of reference agreed with the European Committee ("EC"), the European Central Bank ("ECB") and International Monetary Fund ("IMF") staff.

        Grant Thornton has been the Bank's Monitoring Trustee since January 16, 2013.

        The commitments undertaken in 2012 were updated and included as an Annex in the 2014 Restructuring Plan. The commitments were further updated in December 2015 and included as an Annex in the Revised Restructuring Plan.

        In addition to the appointment of Monitoring Trustees, the commitments undertaken by the Greek government see to the Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015".

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

        The Monitoring Trustee submits relevant reports to the EC/ECB/IMF on a quarterly basis.

        The Trustee monitors closely the Bank's commercial practices, participates as an observer in meetings of the Board of Directors and certain Board/Executive Committees and has full access to any of the Bank's records including board minutes.

Payment Services in the Internal Market

        Directive 2007/64/EC on Payment Services provides for common rules on electronic payments (e.g., payments through the use of debit card or money transfers) in 31 countries (i.e., countries of the EU, Iceland, Norway and Lichtenstein). The PSD regulates in detail the information that must be provided to the users of the payment services and renders the payments faster and more secure. It also permits to entities called "payment institutions" (e.g., companies of money transfers, retailers, telecommunication companies) to provide payment services in parallel to banks as "payment services providers". The PSD covers any kind of payment through electronic means and not payments made in cash, from transfer of credit and direct charge orders to payments through the use of a card (including credit cards), wire transfers and payments through the use of a mobile phone and internet, excluding the payments with cash and checks. Payments in every European currency, not only euro, are covered, under the condition that the payment service providers of both the payer and the payee are located in one of the 31 European countries.

        The PSD, together with Directives 2007/44/EC and 2010/16/EU were transposed into Greek law by Greek Law 3862/2010, in accordance with which every payment service provider, including the Bank, is obliged to ensure in an accessible form a minimum level of information and transparency regarding the payment services provided, under specific terms and conditions. The relevant framework also provides further protection regarding the rights of the users of the payment services.

        A new payment services directive 2015/2366 (the "PSD 2") has been published, incorporating and repealing the PSD. The PSD 2 is expected to improve the functioning of the internal market for payment services and more broadly for all goods and services given the need for innovative, efficient and secure means of payments. The PSD 2 entered into force on January 12, 2016 and the PSD is repealed with effect from January 13, 2018. By January 13, 2018, Member States shall adopt, publish and apply the measures necessary to comply with this revised directive. The European Council has also adopted Regulation 2015/751 on interchange fees for card-based payment transactions.

Payment accounts

        Directive 2014/92/EU provides for the comparability of fees related to payment accounts, payment account switching and access to payment accounts with basic features.

        By September 18, 2016, EU Member States shall adopt and publish the laws, regulations and administrative provisions necessary to comply with this Directive. Subject to certain derogations, they shall apply the aforementioned measures from September 18, 2016.

Settlement of business and corporate debts

        Greek Law 3816/2010, passed in January 2010, allowed borrowers who are physical or legal persons to apply for the settlement of professional and corporate debts, whether or not due (from January 1, 2005 onwards) to lending banks. To take advantage of the relevant provisions, an application must have been submitted by the debtor to the relevant bank by April 15, 2010. The law provided, among other things, that settled debts may be treated as follows:

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

        Greek Law 3816/2010 also allowed the settlement of debts from loans for corporate, professional or agricultural purposes which are not yet due and the outstanding balance of which does not exceed EUR 350,000. The settlement arrangement may provide for a grace period of up to one year, with no interest and capital payment with a corresponding extension of the contractual term of the loan and capitalization of the interest at the end of the grace period, a two-year suspension of the capital payment with a corresponding extension of the contractual term of the loan or a three-year extension of the contractual term of the loan.

Settlement of Amounts Due by Indebted Individuals

        On August 3, 2010, Greek Law 3869/2010 (see also "Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral") was put in force with respect to the "settlement of amounts due by indebted individuals" and was modified mainly by Greek Laws 3996/2011, 4019/2011, 4161/2013,4336/2015, 4346/2015 and 4366/2016. The law allows the settlement of amounts due by individuals evidencing permanent and general inability to repay their debts, by submitting an application for a three-year settlement of their debts and writing off the remainder of their debts, in accordance with the terms of the settlement agreed. All individuals, consumers and professionals are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law. Applicants having submitted applications prior to Greek Law 4336/2015 but not yet been heard or settled may reapply in order to benefit from the provisions of Greek Law 4336/2015.

        All the debts of the abovementioned to private individuals fall within the law, including all debts to banks (consumer, mortgage, business loans), except for debts due to an offense committed by the borrower with intention or gross negligence, administrative fines, monetary sanctions and debts related to the obligation for child or spousal support. By virtue of Greek Law 4336/2015, Greek Law 3869/2010 was amended and its scope was also expanded to the settlement of debts owed to the Hellenic Republic, tax authorities, local authorities of grade A' and B' and to social security funds. In addition, the debtor may opt to include debts which at the date of filing of the petition are subject to an administrative, judicial or legal suspension or have been included in a restructuring or facilitation of partial payment which is still valid at the time of filing of the petition. Debts must have been contracted more than one year before the application date and relief may be used only once.

        The amendments effected by Greek Law 4346/2015, among others, lay out the conditions for: (a) the protection of the primary residence of a debtor from forced sale, and (b) the partial funding by the Hellenic Republic of the amount of monthly payments set by court decision. In addition, it is provided that the debtor's obligation to act as a cooperating borrower also applies throughout the settlement plan period. These amendments became effective as from January 1, 2016.

        Before the submission of the application, the parties may have recourse to the preliminary settlement procedure. After the submission of the application, the hearing date of the application (compulsory within six-months from the completion of submission of the application) and the day of validation (within two months from the completion of the submission of the application) are set. During the day of validation, the court either validates any preliminary settlement or issues a preliminary injunction (with maximum duration six-months) by virtue of which the court may order, inter alia, the suspension of prosecuting measures against the borrower and determines the amount of the monthly installments which the borrower has to pay to its creditors until the issuance of the decision. Following the day of validation and until the hearing date of the application, the parties may reach to a settlement at any stage of the procedure.

        If creditors having claims exceeding half of the total claims' amount, including collateral secured creditors and creditors having claims exceeding half of any labor claims, are included in the debts settlement plan proposed by the borrower, the court substitutes in any procedural stage the lack of the consent of any creditor, who is abusively opposed to the settlement, except where a. the claim of such creditor is not proportionally satisfied, compared to the other creditors; or b. in case of implementation of the plan, such creditor proves that its financial position shall be less favorable than the one it would have been in case of continuation of the procedure for the debtor's relief; or c. a claim is disputed by the borrower or any other creditor.

        During the hearing date of the application, if the creditors do not accept the debtors' settlement plan, or if objections are submitted by some creditors and not substituted according to the above, the court confirms the existence of the disputed claims, the fulfillment of the conditions for settlement of debts and the borrower's relief. If the borrower's real estate property is not sufficient, after deducting the required amount for the coverage of the reasonable living expenses of the borrower and the members protected by the latter, including social security expenses borne by the borrower, the court orders the monthly payment of the remaining amount for the satisfaction of creditors' claims, pro rata distributed and for a period of three (3) years, pursuant to the borrowers' income and its real estate property.

        Greek Law 4336/2015 introduced an accelerated settlement process regarding minor debts of particular indebted individuals. Indebted individuals are given a temporary relief for their debts and an eighteen-month period of supervision is granted, after the expiration of which, and only if the real estate property or income situation of the borrower remain unchanged, the borrower is discharged from the remainder of its debts.

        If there are assets that can be liquidated and their liquidation is deemed necessary, a liquidator is appointed by the court. Special provisions are set for the protection of the main residence of the debtor. In case that the debtor does not fulfill the obligations under the settlement plan or intentionally delays four consecutive monthly payments on a yearly basis or payments so that the due amount cumulatively exceeds the value of four (4) monthly installments annually, the court allows the creditor to commence liquidation procedures against the debtor and his only residence. Due performance by the debtor of the obligations under the settlement plan releases the debtor from any remaining unpaid balance of the claims, including claims of creditors who had not announced their claims. On application by the debtor, the court certifies such release. If the debtor delays performance of the obligations under the settlement plan for more than three months or otherwise disputes the settlement plan, the court may order cancellation of the settlement plan, upon the application of any creditor submitted within four months of the breach. A cancellation has the effect of restoring the claims to the amount prior to ratification of the settlement plan, subject to deduction of any amount paid by the debtor.

        The rights of creditors against co-borrowers or guarantors are not affected, unless such co-borrowers or guarantors are also subject to the same insolvency proceedings. Co-borrowers and guarantors have no rights of recourse against the debtor for any amount paid by them. The rights of secured creditors are not affected.

Code of Conduct for the management of non-accruing loans and loans in arrears

        Pursuant to Greek Law 4224/2013 and Cabinet Act 6/2014, a governmental council for private debt management (the "Council") has been created with the following objectives:

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

  (iv)
  to create a network providing advisory services on debt management issues; and

  (v)
  to set any timetables required for the implementation of a strategic plan for the efficient management of private debt and monitor whether such timetables are respected.

        Moreover, according to the provisions of Greek Law 4224/2013, the Council provided a definition of "cooperating borrower" specifying when a borrower is classified as cooperating towards his/her lenders and assessed a methodology for determining "reasonable living expenses".

        Greek Law 4224/2013, in conjunction with ministerial decision no. 5921/2015, provides that the consumer ombudsman will act extra judicially as mediator solely for the amicable settlement of the dispute between lenders and borrowers for the purpose of settling non- accruing loans within the framework of the Bank's Code of Conduct for the management of non- accruing loans.

        Greek Law 4224/2013 was further amended by Greek Law 4336/2015, introducing the following:

  •
  A specialized secretariat for private debt management responsible for supporting the governmental council's for private debt management work, organizing the political information of citizens and the advisory services provided to all consumers-borrowers as well as organizing the work of all co-competent bodies,

  •
  30 Borrowers' Service Centers, as regional offices of the specialized secretariat for private debt management, responsible for informing borrowers and providing financial and legal advisory services.

        Bank of Greece has published new regulatory framework concerning the management of loans in arrears and non-accruing loans and specifically:

  •
  Executive Committee Act No. 42/30.5.2014 "Supervisory framework for the management of loans in arrears and non-accruing loans" as amended by Executive Committee Act No.47/9.2.2015 and

  •
  Credit and Insurance Committee Decision 116/1/25.8.2014 of Bank of Greece "Introduction of a Code of Conduct under Greek Law 4224/2013", as originally amended by Credit and Insurance Committee Decision 129/2/16.2.2015 and further amended by Credit and Insurance Committee Decision no. 148/10/05.10.2015.

        Executive Committee Act No. 42/30.5.2014, as in force, lays down a special framework of requirements for credit institutions' management of past due and non-accruing loans, in the framework of the provisions of Law 4261/2014, EU Regulation 575/2013 and the relevant Bank of Greece decisions. This framework imposes, among others, the following obligations on credit institutions:

  a)
  to establish an independent arrears and NPLs management ("ANPLM") function;

  b)
  to develop a separate, documented ANPLM strategy, the implementation of which will be supported by appropriate Management Information Systems ("MIS") and procedures; and

  c)
  to establish regular reporting to the management of the credit institution and the Bank of Greece.

        The provisions of this Act apply to:

  (a)
  all credit institutions authorized by the Bank of Greece, on a solo and a consolidated basis; and

  (b)
  branches in Greece of credit institutions based in third countries, as defined in the CRD Law which fulfill certain criteria.

        In order to ensure an objective and impartial approach to ANPLM and the application of modifications to distressed debtors, credit institutions shall ensure that the ANPLM function enjoys an appropriate degree of independence from other functions, in particular the lending and management of performing loans functions. This function shall be clearly defined, separate and subject to control and monitoring by the internal audit function of the credit institution.

        Code of Conduct under Greek Law 4224/2013, as amended by virtue of no. 129/2/16.2.2015 and no. 148/10/05.10.2015 decision of the Credit and Insurance Committee of the Bank of Greece, lays down general principles of conduct and introduces best practices, aimed to strengthen the climate of confidence, ensure engagement and information exchange between borrowers and lending institutions, so that each party can weigh the benefits or consequences of alternative forbearance or resolution and closure solutions for loans in arrears for which the loan agreement has not been terminated, with the ultimate goal of working out the most appropriate solution for the case in question.

        Each institution falling within the framework of the Code of Conduct of law 4224/2013 has to implement, inter alia, an Arrears Resolution Procedure (hereinafter "ARP"), a detailed record with categorization of loans and borrowers, to which the examination procedure of the objections is recorded with details, as well as to establish an Objections Committee composed by at least three of its senior executives.

        In dealing with cases of borrowers in arrears or pre-arrears, every institution shall apply an ARP involving the following steps:

  •
  Step 1: Communication with the borrower

  •
  Step 2: Collection of financial and other information

  •
  Step 3: Assessment of financial data

  •
  Step 4: Proposal of appropriate solutions to the borrower

  •
  Step 5: Appeals review procedure

        It should be noted that the Bank of Greece will not deal with individual cases of disputes between creditors and borrowers that may arise from the implementation of the Code of Conduct.

        Greek Law 4281/2014, among others, amended Article 1 of Greek Law 4224/2013, currently laying down the following:

  •
  The borrowers are not charged by the lenders (credit and financial institutions) with any fee related to the application of the Code, the assessment of their requests concerning the application of the Code to their cases, the procedure of the assessment and selection of the settlement and the general services that are related to the application of the Code.

  •
  The Code of Conduct will also be applied by branches of foreign credit institutions as well as by financial institutions.

        In accordance with Credit and Insurance Committee Decisions 129/2/16.2.2015 and 148/10/05.10.2015 provisions of Credit and Insurance Committee Decision 116/1/25.8.2014 "Introduction of a Code of Conduct under Greek Law 4224/2013" is amended, prescribing specific timeframes and procedures for notifications to borrowers.

        The above amendment does not defer the entry in force of the rest of the obligations following the application of the Code of Conduct under Greek Law 4224/2013 for credit institutions, since, save for those amendments, the provisions of Credit and Insurance Committee Decision 116/1/25.8.2014, as amended by Credit and Insurance Committee Decisions no. 129/2/16.2.2015, still apply. Notably, among those obligations is the consistent application of the procedures set out by the Code, before the incidental termination of the contractual relationship, in the cases where no use of the above transitional provision is made.

        Furthermore, Greek Law 4354/2015, as amended by Greek Laws 4366/2016 and 4371/2016 and 4380/2016 (art.2), as well as Executive Committee Act 82/8.3.2016 establish the framework for the management and transfer of claims from non-performing loans by setting the requirements for the operation of credit servicing or credit acquiring firms. Articles 1 to 3 of Greek Law 4354/2015 incorporate provisions regarding the establishment and operation of two types of companies: Non-performing Loans Management Companies (N.P.L.M.C.) and Non-performing Loans Transfer Companies (N.P.L.T.C.)

        The management and transfer of claims from non-performing loans and credit shall be undertaken, exclusively by Societe Anonymes having their registered offices:

  a)
  in Greece or

  b)
  in another European Economic Area Member State, which have established a branch in Greece and have the aforementioned business activities in their scope.

        Bank of Greece is the competent authority for the issuance of the respective license for such companies.

        Furthermore, the aforementioned companies, following a relevant authorization by Bank of Greece, may grant loans or credit to debtors whose loans and/or credit have been purchased by them, aiming exclusively at the refinancing of the debtors' loans. The management companies (N.P.L.M.C.) may grant new loans on condition that they have the prior consent of the claims' owner.

        In relation to the agreements for the assignment of claims' management from non-performing loans, Greek Law 4354/2015 lays down that Non-performing Loans Management Companies may undertake the management of claims from loans and/or credit, which are non-performing for a period exceeding ninety (90) days as well as the management of claims from performing loans. The latter shall be assigned along with claims from non-performing loans of the same debtor. Said management companies are entitled to initiate any legal proceedings and to proceed with any other judicial measures for the collection of claims.

        In relation to the agreements for the sale and transfer of claims from non-performing loans, Greek Law 4354/2015 lays down that the credit institutions which are licensed by Bank of Greece, the branches of foreign credit institutions in Greece, the special purpose companies of article 10 of Greek Law 3156/2006 and the N.P.L.T.C. may sell or transfer their claims arising from any kind of loan and credit agreements, which are non-performing for a period exceeding ninety (90) days, to financial and credit institutions as well as to other N.P.L.T.C. In case of sale of a group of claims against the same debtor, performing claims may also be included in the said group. The latter would apply if non-performing loans of the same debtor are part of that group as well.

        In accordance with Greek Law 4354/2015 regarding the sale and transfer of non-performing loans, as in force, the following claims are excluded until May 15, 2016:

  •
  Consumer loan agreements and credits;

  •
  Loan agreements with mortgage or prenotation of mortgage on first residence;

  •
  Loans under the guarantee of the Hellenic Republic;

  •
  Loans and credit granted to small and medium enterprises.

  •
  This date may be extended by subsequent legislation.

        It is noted that, in the context of a draft law submitted for discussion to the Hellenic Parliament, the relevant exclusion based on the draft law is to be extended until June 15, 2016.

Settlement of business debts

        Greek Law 4307/2014, as amended by Greek Laws 4374/2016 and 4380/2016 (art. 2) and in force, among others, provides for urgent interim measures for the relief of private debt, especially debt of viable small businesses and professionals towards financial institutions (namely credit institutions, leasing and factoring companies, provided they are under the supervision of the Bank of Greece), the Hellenic Republic and Social Security Institutions, as well as for emergency procedures for the reorganization or liquidation of operating indebted but viable businesses, provided that the aforementioned persons are considered as "eligible debtors" under the relevant provisions, namely, they have submitted the relevant application by June 30, 2016 and cumulatively meet the following criteria:

  (1)
  they have not submitted an application to be subject to the provisions of Greek Law 3869/2010 or have validly resigned from such application;

  (2)
  they have not stopped their operations or dissolved and (if applicable) they have not submitted an application to be declared bankrupt or have validly resigned from such application;

  (3)
  they have not been convicted in any capacity for fraud against the Hellenic Republic of State Pension Funds or for smuggling; and

  (4)
  their turnover of the fiscal year 2013 must not exceed the limit of EUR 2,500,000.

          In particular the new measures deal with the following:

    a)
    Provide incentives to small businesses and professionals on the one hand and to other funding entities to regulate / delete private debt,

    b)
    Relief and settlement of debts of small businesses and professionals to the Hellenic Republic and Social Security Institutions that are settling their debts to financial institutions,

    c)
    Provide for an extraordinary debt business regulation process (with binding force for all the creditors),

    d)
    Provide for extraordinary special management procedure and

    e)
    Set up the monitoring and coordination committee with a view to their imminent and effective implementation.

          Greek Law 4307/2014 provides for the write off of specific claims that cumulatively meet the criteria set by the relevant provisions of Greek Law 4307/2014.

        For the implementation of the above procedure the Ministerial Decision 4837 (Government Gazette Issue B'66/16.1.2015) has been issued.

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

        Those eligible for the facilitation program are individuals whose total household income at the time of submission of the application has fallen by at least 20% since 2009. The provisions of Greek Law 4161/2013 set forth additional eligibility criteria relating, among others, to the value of the debtor's primary residence over which the bank has collateral and total immovable property, as well as to the total annual household income. Debtors who benefit from the facilitation program are subject to an ongoing duty of disclosure of their financial status, and failure to comply with that duty results in the debtor's removal from the scheme. Moreover, the facilitation program is granted only once and for a maximum grace period of 48 months. After the grace period, the facilitation program is automatically terminated and the debtor, if not otherwise agreed, fulfills his contractual obligations as agreed prior to the facilitation program and the duration for performing the contract is prolonged for a period equal to the grace period.

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

        At the same time, numerous consumer protection issues are regulated through administrative decisions, such as Decision No. Z1 798/2008 of the Minister of Development on the prohibition of general terms which have been found to be abusive by final court decisions, as amended by Ministerial Decisions Z1-21/2011 and Z1-74/2011. Also, the Governor of the Bank of Greece Act No. 2501/2002, as in force, includes fundamental disclosure obligations of credit institutions operating in Greece vis- à-vis any type of contracting party.

        Ministerial Decision Z1-699/2010 (Government Gazette Issue B; 917/.2010) transposed into Greek Law Directive 2008/48/EC on credit agreements for consumers and repealing Council Directive 87/102/EEC, as amended and currently applicable. The aforementioned decision provides for increased consumer protection in the context of consumer credit transactions and prescribes, among others, the inclusion of standard information in advertising and the provision of pre contractual and contractual information to consumers. Ministerial Decision Z1-699/2010 was amended by Ministerial Decision Z1-111/07.03.2012 (Government Gazette Issue B'27/2012) that transposed into Greek Law European Directive 2011/90 providing additional assumptions for the calculation of the annual percentage rate of charge.

        Most recently, Ministerial Decision 56885/2014 set a code of conduct for the protection of consumers during sales, offer periods and promotional actions while Joint Ministerial Decision 70330/2015 transposed Directive 2013/11/EU on alternative dispute resolution for consumer disputes and introduced supplementary measures for the application of Regulation EU 524/2013 on online dispute resolution for consumer disputes.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a Member State of the EU, fully complies with FATF recommendations and the relevant EU legal framework relating to the prevention of money laundering and terrorist financing.

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

  •
  Defining persons falling within the ambit of Greek Law 3691/2008, including, among others, banks, financial institutions and certain insurance undertakings;

  •
  A requirement that banks (and certain other persons) are required to identify customers, build KYC procedures, retain documents and report suspicious/unusual transactions to the relevant authorities;

  •
  Restrictions relating to banking confidentiality that do not apply in case of money laundering activities; and

  •
  The establishment of a relevant Authority responsible, among others, for examining reports filed by banks and other individuals or legal persons with respect to suspicious transactions.

        Following the amendments of the Greek Law 3691/2008 provisions were added about the tax evasion, smuggling and non-payment of debts to the State as main offences, as well as provisions regarding the necessary legalization documents for the verification of client's identity and provisions for law infringement.

        The Banking and Credit Committee of the Bank of Greece, has also issued Decision No. 281/5/17.3.2009 on the "Prevention of the Use of the Credit and Financial Institutions, which are

Supervised by the Bank of Greece, for the Purpose of Money Laundering and Terrorist Financing" and Decision 285/6/09.07.2009, which sets an indicative typology of unusual or suspicious transactions within the meaning of Greek Law 3691/2008 as well as Decision 290/12/11.11.2009. Both the aforementioned decisions 281/5/17.3.2009 and 290/12/11.11.2009 were supplemented by Decision 300/30/28.7.2010, while Bank of Greece Governor's Act no 2652/29.02.2012, by amending Decision 281/5/17.3.2009 and supplementing Decision 285/6/09.07.2009 included therein:

    f)
    an obligation for financial institutions to confirm their clients' income through their tax reports or, in the case of legal persons, based on the tax returns they file (including confirmation of reporting and tax burden), when outlining their financial profile.

    g)
    the compulsory addition of a new category of clients presenting a high risk of tax evasion or the unlawful laundering of proceeds from tax evasion, to which enhanced due diligence measures apply.

    h)
    lower the limit of cash withdrawals to EUR 50,000 (from EUR 250,000), over which financial institutions should encourage their customers to use bank checks or wire transfers to a bank account.

    i)
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

        In view of the above, the Bank of Greece issued two Decisions (No. 94/23/2013 and 95/10/22.11.2013) which further strengthen the regulatory framework within which the supervised entities in Greece operate. Decision no. 95/10/22.11.2013 on information to be periodically disclosed by supervised institutions to the Bank of Greece was further amended by Decision no. 108/1/04.04.2014, enhancing the frequency of reporting. The amendments mainly harmonize the applicable regulations to the revised FATF recommendation with respect to Politically Exposed Persons ("PEPs") by categorizing local PEPs as high-risk customers; introduce criteria for the use of simplified due diligence by electronic money institutions; and impose additional obligations for suspicious transactions reporting to the supervised banks, pertaining to the cross-border transfer of funds as well as data on high- risk banking products and customers.

        Directive (EU) 2015/849 (required to be transposed into national law on or before June 26, 2017) on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing, amending Regulation (EU) No 648/2012 and repealing Directive 2005/60/EC and Directive 2006/70/EC, as well as Regulation 847/2015 (which will come in to force on June 26, 2017) on information accompanying transfers of funds, repealing Regulation (EC) No 1781/2006, are intended to strengthen EU rules against money laundering and ensure consistency with the approach followed at international level. The Regulation deals more specifically with information accompanying transfers of funds. The texts implement recommendations by the Financial Action Task Force (FATF), which is considered a global reference for rules against money laundering and terrorist financing. On some issues, the new EU rules expand on the FATF's requirements and provide additional safeguards.

Equity Participation

Equity Participation by Banks in other Companies

        The CRD Law (which has replaced Greek Law 3601/2007 in its entirety) does not contain any provision regulating equity participations by Greek credit institutions in other companies.

        Regulation 575/2013, which applies directly since January 1, 2014 (with the exception of specific articles), to all EU Member States (including Greece) provides in article 89 that competent authorities of EU Member States shall publish their choice on the requirements applicable to acquisitions by credit institutions of qualifying holdings in other companies, based on the choices made available in article 89 of Regulation 575/2013. Pursuant to Decision 114/2014 of its Credit and Insurance Affairs Committee, the Bank of Greece has elected option (a) as referred in paragraph 3 of article 89. In particular, in respect of (i) a qualifying holding exceeding 15% of the eligible capital of a bank in undertakings outside the financial sector and (ii) a total amount of qualifying holdings exceeding 60% of the eligible capital of a bank in undertakings outside the financial sector, Bank of Greece elected the option by virtue of which for the purpose of calculating the capital requirement in accordance with the provisions of the Regulation 575/2013, banks shall apply a risk weight of 1.250% to the greater of the amount of qualifying holdings referred to under (i) above in excess of 15% of eligible capital of the bank and the total amount of qualifying holdings referred to under (ii) above that exceed 60% of the eligible capital of the bank.

        Under the previously applicable Greek Law 3601/2007, the Act of the Governor of Bank of Greece No. 2604/2008, as clarified by decision 281/10/17.03.2009 of the Banking and Credit Committee, had been issued regarding the conditions for the acquisition or increase in a qualifying holding in the share capital of banks, financial institutions, insurance and reinsurance companies, investment firms, information technology companies, real estate property management companies, asset and liability management companies, paying systems management companies, external credit assessment institutions and financial data collection and processing companies. Following the enactment of Greek Law 4261/2014, it is not clear whether the aforementioned Act still applies or the extent to which it is applicable. Under article 166 of Greek Law 4261/2014, such regulatory decisions that have been issued pursuant to articles of Greek Law 3601/2007 remain in force until their replacement by new regulatory decisions, as long as they are not contradictory to the provisions of the CRD Law or the Regulation 575/2013.

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

        The HCMC and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies according to Greek Law 3556/2007, as in force, the implementing HCMC decisions and the ATHEX Regulation.

Equity Participation in Greek Credit Institutions

        The CRD Law (mainly through Articles 23 and 27) and relevant Bank of Greece acts, establish a specific procedure for the notification to the Bank of Greece of a physical or legal person's intention to, directly or indirectly, acquire or increase or dispose a holding exceeding certain enumerated thresholds according to article 23 of the CRD Law (i.e., 20%, 1/3 and 50% of voting rights or equity participation in or control of a bank). The applicant acquirer is assessed by the Bank of Greece on the basis of a series of criteria set out in article 24 of the CRD Law and, approval is required in line with the provisions of the law for the intended acquisition.

        Executive Committee Act No. 22 of Bank of Greece, issued on July 12, 2013, as in force, codifies the provisions regarding the authorization of credit institutions in Greece and the acquisition of a qualifying holding in a credit institution. Furthermore, this act specifies the necessary information for the prudential assessment of the proposed shareholders, the proposed members of the management body and the proposed key function holders of a credit institution by the Bank of Greece under the EBA guidelines. Moreover, according to Executive Committee Act No. 48 of Bank of Greece, issued on March 24, 2015, the aforementioned information should be accompanied by appropriate privacy statements included in this Act concerning personal data processing. Given that: (a) no other implementing act(s) of the relevant provisions of Greek Law 4261/2014 has been issued and (b) that the provisions of this Act, do not appear to be at any point contradictory to the relevant provisions of the CRD Law, the provisions of the Executive Committee Act No. 22 of Bank of Greece shall be considered as applicable and in force, pursuant to article 166 para. 2 of the CRD Law.

        As at November 4, 2014, the supervisory tasks described above were conferred to the ECB in cooperation with the Bank of Greece, according to the provisions of Regulation 468/2014.

Constraints on the Use of Capital

        There are no constraints on the use of capital that have or may have a significant impact, directly or indirectly, on the Group's activities, except for constraints discussed above, including based on article 28 of Greek Law 3756/2009 (prohibition of acquiring own shares for the whole period the Bank is participating in the Hellenic Republic Bank Support Plan—see Item 8.A, "Consolidated Statements and other Financial Information—Policy on Dividend Distributions and the Amended Relationship Framework Agreement signed with HFSF, following the Bank's recapitalization pursuant to the HFSF Law (see "—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework") and the obligations towards the Monitoring Trustee and the Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. Additionally, pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD IV), beyond the Maximum Distributable Amount, as described under Item 8.A, "Consolidated Statements and other Financial Information—Policy on Dividend Distributions".

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

        Limitations apply to the compounding of interest under Greek Law. In particular, the compounding of interest with respect to bank loans and credits only applies if the relevant agreement so provides and is subject to limitations that apply under article 30 of Greek Law 2789/2000 as in force and article 39 of Greek Law 3259/2004, as in force. Greek credit institutions must also apply article 150 of the CRD Law on interest rates of loans and other credits pursuant to which credit institutions are precluded from accounting for interest income from loans which are overdue for more than a three month period or a six-month period in case of loans fully secured by real estate which are given to physical persons.

        Moreover, according to Article 150 par.2 of the CRD Law it is prohibited to grant new loans for the repayment of overdue interest or to enter into debt settlement having a similar result, unless such actions are taken in the context of an agreement for the settlement of the entirety of the debts of the borrower, which shall be based on a detailed examination of the borrower's capacity to fulfill the undertaken obligations under specific time frames. Default interest may not exceed the aggregate of annual, contractual interest plus a maximum percentage determined by the Bank of Greece over and above the normally applicable interest rate.

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

        European Directive 2014/17 on credit agreements for consumers relating to residential immovable property lays down a common framework for certain aspects of the laws, regulations and administrative provisions of the EU Member States concerning agreements covering credit for consumers secured by a mortgage or otherwise relating to residential immovable property, including an obligation to carry out a creditworthiness assessment before granting a credit, as a basis for the development of effective underwriting standards in relation to residential immovable property in the EU Member States, and for certain prudential and supervisory requirements, including for the establishment and supervision of credit intermediaries, appointed representatives and non-credit institutions. As prescribed by the Directive, Member States would have to adopt and publish, by March 21, 2016 the laws, regulations and administrative provisions necessary to comply with this Directive and the provisions of this directive shall not apply to credit agreements existing before March 21, 2016. In Greece, the aforementioned Directive has not yet been transposed into Greek legislation.

Compulsory Deposits with the Bank of Greece

        The compulsory reserve requirement framework has been amended in accordance with Eurosystem regulations. As from January 2012 according to ECB Regulation 1745/2003 as amended by the Regulations 1052/2008, 1358/2011 and 1376/2014, the compulsory reserve requirement ratio set by Eurosystem regulation is 1% for all categories of liabilities (such as deposits and debt securities issued) to clients comprising the commitment base, with the exception of the following categories, to which a zero ratio applies:

  •
  deposits with agreed maturity over two years;

  •
  deposits redeemable at notice over two years;

  •
  repos; and

  •
  debt securities with agreed maturity over two years.

        This commitment ratio applies to all credit institutions in Greece.

Restrictions on Enforcement of Granted Collateral

        Hellenic Bank Association on July 21, 2015 announced that banks operating in Greece will continue until the end of 2015, to provide protection of primary residence to borrowers under the provisions of Greek Law 4224/2013. According to Greek Law 4224/2013 enforcement of auctions concerning the primary residence of individuals was suspended from January 1, 2014 until December 31, 2014 provided that the relevant property was declared as such in the last income tax declaration of those individuals and the assessed market value of such property did not exceed the amount of EUR 200,000, under the condition that the following criteria were cumulatively met: (a) the debtor's family annual declared net income was lower than EUR 35,000 (excluding, however, any social security funds' contributions, income tax and social solidarity contribution); and (b) the total value of the debtor's assets and property did not exceed the amount of EUR 270,000 of which the total value of the debtor's deposits and securities in Greece and abroad as at November 20, 2013 did not exceed the amount of EUR 15,000 (excluding however any periodic benefits from social security or pension schemes). Those properties that did not fall under the criteria of that law were no longer protected from foreclosure and auction proceedings. During the aforementioned suspensions, debtors were obliged to pay monthly installments. Nevertheless, in exceptional cases (e.g., debtors with no income), there was an option of zero amount payments.

        Furthermore, due to the difficulties caused by the imposition of the capital controls, any enforcement action and primarily auctions, seizures, evictions, were suspended from July 21 to July 31, 2015 by virtue of the ministerial decision no. 49214/21.07.2015. The validity of this ministerial decision was further extended, through successive ministerial decisions, until October 31, 2015 Further to an announcement of the Ministry of Justice, Transparency and Human Rights, dated October 29, 2015, as from November 2, 2015 any enforcement actions and primarily auctions, seizures, evictions and relevant enforcement procedures are reinstated.

        Moreover, enforcement of collateral has been affected by Greek Law 3869/2010 (see "—Reporting Requirements for Banks in Greece—Settlement of Amounts Due by Indebted Individuals"), as in force, regarding restructuring of individuals' debt through a court application. Within August 2015 Greek Law 4336/2015, amended the Greek Law 3869/2010 and included in the settlement, debts to public sector, such as tax authorities, municipalities and social security organizations. As at December 31, 2015 and December 31, 2014, 71,960 and 58,948 customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 3,411 million and EUR 2,784 million respectively. So far 21% were rejected and 79% were accepted. Greek Law 3869/2010 was further amended by Greek Laws 4346/2015 and 4366/2016, referring among others to the necessary criteria for the protection of primary residence (e.g. cooperative borrower, income and residential property value thresholds) and to the possibility of partial state subsidy for three years for vulnerable borrowers under certain conditions.

EU Regulation Proposals

Proposed EU regulation on mandatory separation of certain banking activities

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the Liikanen Group on the mandatory separation of certain banking activities. The proposed regulation, which remains subject to change and review and approval by the European institutions, contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading in financial instruments and commodities. The new rules would also give supervisors the power and, in certain instances, the obligation to require the transfer of other high-risk trading activities (such as market-making, complex derivatives and securitization operations) to separate legal trading entities within the group ("subsidiarization"). This aims to avoid the risk that banks would get around the ban on the prohibition of certain trading activities by engaging in hidden proprietary trading activities which become too significant or highly leveraged and potentially put the whole bank and wider financial system at risk. Banks would have the possibility of not separating activities if they can show to the satisfaction of their supervisor that the risks generated are mitigated by other means. Moreover, the proposed Regulation provides rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Alongside this proposal, the European Commission has adopted accompanying measures aimed at increasing transparency of certain transactions in the shadow banking sector in order to prevent banks from attempting to circumvent these rules by shifting parts of their activities to the less- regulated shadow banking sector.

        Under the proposed regulation, the requirements would apply to European banks that have been designated as global systemically important banks or that exceed the following thresholds for three consecutive years: a) total assets are equal or exceed EUR 30 billion; b) total trading assets and liabilities are equal or exceed EUR 70 billion or 10% of their total assets. The banks that meet either one of the aforementioned conditions will be automatically banned from engaging in proprietary trading, defined narrowly as activities with no hedging purposes or no connection with customer needs. In addition, such banks will also be prohibited from holding any units or shares in an entity that engages in proprietary trading or acquires units or shares in Alternative Investment Funds ("AIFs"). Moreover, such banks shall not with their own capital or borrowed money and for the sole purpose of making a profit for own account: (a) acquire or retain units or shares of AIFs as; (b) invest in derivatives, certificates, indices or any other financial instrument the performance of which is linked to shares or units of AIFs.

        Other trading and investment banking activities—including market-making, lending to venture capital and private equity funds, investment and sponsorship of complex securitization, sales and trading of derivatives—do not seem to be subject to the ban, however they might be subject to separation.

        The proprietary trading ban would apply as at January 1, 2017 and the effective separation of other trading activities would apply as of July 1, 2018.

EU Financial Transactions Tax

        On February 14, 2013 the European Commission published a legislative proposal on a new FTT. The proposal followed the Council's authorization to proceed with the adoption of the FTT through enhanced cooperation (i.e. adoption limited to 11 countries, including Greece). On December 8, 2015 a statement by ten of the participating Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia, Spain) was published, describing an agreement on certain features that the FTT shall have. In their statement, among others, it was mentioned that, on the basis of the features already determined and outlined in the 3435th Council meeting Outcome statement dated December 8, 2015, in order to prepare the next step, experts in close coordination with the European Commission will determine adequate tax rates for the different transactions, with a decision on these open issues to be not expected before the end of June 2016.

Taxation of Common Shares—Greek Taxation

Taxation of Dividends

        Following the recent amendment of the Greek income tax framework, dividends deriving from the shares of the Bank and paid to investors from fiscal year 2016 onwards will be subject to a 15% withholding tax, with the principal exception of physical persons and legal entities who/which are not tax resident in Greece and have no permanent establishment in Greece, if between Greece and their jurisdiction of tax residency there has been concluded a double taxation avoidance treaty whereby dividends are not subjected to tax in Greece.

        Insofar as Greek law is concerned, the 15% withholding tax:

  a.
  Exhausts the tax liability of physical persons, wherever they may be tax resident, as well as of legal entities which are not tax resident and do not have a permanent establishment in Greece. Notwithstanding the above, as regards the so-called solidarity contribution, which is payable by physical persons and is calculated on the basis of their total income, exempted or not from taxation, the amount of the dividend will be included in the calculation of that total income.

  b.
  Is treated essentially as an advance over income tax of legal entities which are tax resident in Greece or which are not tax resident in Greece, but hold the shares through a permanent establishment in Greece. This means that the amount withheld will be credited against the income tax payable for that fiscal year.

Taxation of Capital Gains from the Sale of shares

        As a matter of Greek tax law, capital gains from the sale of shares are not subjected to tax in Greece, if realized by:

  a.
  Legal entities which are not tax resident in Greece and have no permanent establishment in Greece.

  b.
  Physical persons who are not tax resident in Greece, if between Greece and their jurisdiction of tax residency has been concluded a double taxation avoidance treaty.

  c.
  Physical persons, regardless of their tax residency, holding, at the time of sale of the New Shares, shares in the Bank equal to less than 0.5% of the share capital of the Bank.

        Physical persons not falling within the scope of any of the above exemptions will be called upon to pay tax over the gains realized with a tax rate of 15%. Additionally, the capital gains realized, even if exempted from tax, will be included in the calculation of their total income for the purposes of the so-called solidarity contribution, which is calculated on the basis of the total income, exempted or not from taxation.

        For legal entities which are tax resident in Greece, or which are not tax resident in Greece, but hold the shares through a permanent establishment in Greece, any gains realized through their sale are not taxed separately, but are included in the calculation of their total profits, which will then be subjected to income tax.

Transaction Tax on Sales of Listed Shares on the ATHEX

        Any sale of shares will be subject to a transaction tax imposed on sales of shares listed on the ATHEX at a rate of 0.2% on the share transfer price. This tax is borne by the seller, whether the seller is a physical or legal person, regardless of tax residency, and irrespective of any tax exemptions applicable. This tax is also applicable to over-the-counter sales. It is also applicable to over-the-counter lending transactions, in which case it is borne by the lender.

Stamp Duty

        The transfer of the shares as well as the payment of dividends is exempt from stamp duty in Greece. The same applies for the lending of shares.

Inheritance or Succession Taxes

        Inheritance or succession taxes are payable in Greece on shares of companies having their registered seat in Greece on a progressive system with tax rates ranging from 0% to 40%, depending on the degree of the relationship between the deceased and the beneficiary and the value of the estate being inherited. The above are subject to any double taxation avoidance conventions available.

Gift Tax (Donation Taxes)

        The above apply, mutatis mutandis, to donations, in which case the recipient of the donation is liable for the payment of the tax.

Income Tax and Taxation of Reserves

        According to the Code of Income Taxation ("ITC"):

  •
  The applicable Greek statutory corporation income tax rate was 20% for 2012, 26% for 2013 and 2014 and 29% from 2015 onwards.

  •
  All legal entities including credit institutions and branches of foreign credit institutions are required to make an advance payment of income tax equal to 100% of the current period.

  •
  The definition of "dividend" includes any income distributed by any kind of entity. The term also includes any right to participate in the profits of an entity that does not constitute a debt claim. The withholding tax imposed on dividend distribution amounts to 15%. See "—Taxation of Common Shares—Greek Taxation—Taxation of Dividends".

  •
  The ITC specifies the following treatment in the case of undistributed or non capitalized reserves of legal persons reflected in the last balance sheet dated before January 1, 2014 and deriving from non-taxable profits in the year in which they are made, due to the exemption granted by Greek Law 2238/1994 or circulars or decisions issued upon authorization:

  (i)
  Reserves formed on or before and distributed on or before December 31, 2013 were taxed separately upon distribution at a rate of 15%. Payment of the tax extinguishes any tax liability of the legal person and its shareholders/partners; or

  (ii)
  Reserves formed on or before December 31, 2013 and distributed after January 1, 2014 were taxed separately at a rate of 19%. Payment of the tax extinguished any tax liability of the legal person and its shareholders/partners.

  (iii)
  Additionally, as from January 1, 2014, those tax reserves will mandatorily be used at the end of each tax year to absorb reported tax losses from any source arising in the previous five years until such reserves are exhausted.

  (iv)
  The option to maintain special tax free reserve accounts is abolished as at January 1, 2014, except for the tax reserves created according to article 28 par. 3g of Greek Law 2238/1994, to investment incentives or development incentives laws, or other specific law provisions.

  •
  Any difference (loss) arising from the PSI exchange which is considered deductible for tax purposes is amortized in 30 annual equal installments instead of over the life of the new Greek government bonds.

  •
  Eligible DTAs as at December 31, 2016 will be eligible for optional conversion to Tax Credits, or final and settled claims against the Hellenic Republic. See also Item 5.B"Liquidity and Capital Resources—Capital Adequacy—DTC Law".

  •
  Any difference (loss), due to credit risk arising to creditors supervised by the Bank of Greece by writing off their debtors' debts under the same law, is deductible from the gross revenues in fifteen equal installments starting from period of the write off.

The Foreign Account Tax Compliance Act ("FATCA")

        For FATCA see Item 10.E, "U.S. Federal Income Taxation".

Strategy

        Combining its strong brand name with its capital position, following the execution of the Capital Plan, the Bank believes it is well positioned to support the Greek economy and benefit from any Greek recovery. Within this environment, the Bank intends to leverage its strengths towards its primary goal to support Greece's economic recovery and growth. The Group strategy will consist of the following pillars:

Strengthening of NBG's capital base.

        The Bank's capital base was significantly strengthened through the capital enhancing initiatives of its recapitalization in December 2015, following ECB's Comprehensive Assessment, including the LME Offers, the International Offering, the Greek Public Offer together with the share capital and CoCos received from the HFSF. In the near-term the sale of its Turkish subsidiary, Finansbank is expected to further enhance our capital position through the significant decrease of risk weighted assets. On completion of the sale of Finansbank, the Bank intends to repay the CoCos issued in connection with having received State Aid, subject to corporate and regulatory approvals. In the medium term we expect to further improve our capital position through the implementation of the commitments in the Restructuring Plan relating to the disposal of certain international and Greek non-banking operations.

Focus on Liquidity Optimization.

        The uncertainty in the Greek banking sector and the high level of deposit outflows during late 2014 and the first half of 2015 led to a significant increase in the Group's use of ELA funding which reached EUR 17.6 billion at the peak in June 2015 from NIL at 31 December 2014. Following NBG's recapitalization in December 2015, ELA funding decreased to EUR 11.5 billion as at December 31, 2015 and EUR 11.1 billion as at May 4, 2016. This source of funding, which has been the main available source of new liquidity since the ECB lifted the waiver allowing use of Greek government bonds as collateral for ECB funding, is much costlier than other funding sources. It is the Group's ambition to target a reduction/full substitution of ELA funding as soon as possible and any return of deposits to the banking system along with proceeds from sale of assets is expected to greatly assist this transition.

        Due to its significant market share in deposits, the Bank is well positioned to benefit from any return of deposits, expected to occur in time with the normalization of the economic environment.

        We aim to reduce our financing costs as a result of the following:

  a)
  Reduction of Eurosystem funding by EUR 3.5 billion being the proceeds from the disposal of Finansbank (EUR 2,750 million the disposal consideration and USD 910 million from the transfer of the funding provided to Finansbank by National Bank of Greece to Qatar National Bank).

  b)
  An improving deposit base and better economic environment should allow a reduction in guarantee fees in respect of Greek Government bonds (Pillar II securities) used for ELA funding and ELA fees. These fees amounted to EUR 161 million in 2014 to EUR 197 million in 2015. Pillar II & III securities outstanding have already been reduced from EUR 11.8 billion as at December 31, 2015 to EUR 3.0 billion as at May 6, 2016.

  c)
  The replacement of ELA funding with cheaper ECB funding, provided that the waiver for the use of Greek government bonds as collateral is reinstated by the ECB. There can be no assurance that the ECB will reinstate the waiver that allows the pledging of Greek government obligations as collateral for ECB funding, or when such reinstatement may occur.

  d)
  Reduced time deposit costs in Greece, driving down funding costs and positively affecting net interest margin.

Return of Selective Low Risk Credit Extension.

        Leveraging on its liquidity position, the Bank expects to resume extending credit as soon as the economic situation in Greece normalizes. The Bank intends to focus such new credit disbursement on the corporate segment, which benefits from higher spreads and better asset quality which should translate into improved lending margins and profitability.

Reviving Fee Income in Line with Economic Recovery.

        Due to current economic conditions, the Group's net fees and commissions are significantly below their pre-crisis level as well as the European average (on a fee and commission/ total assets basis). The Group believes that there is significant potential for increasing fee income as the macroeconomic environment gradually recovers. The improving economic conditions should increase transaction activity which carries the potential for a major uplift in income through attractive and diversified fee sources:

  a)
  New disbursements (loans) to drive origination fees;

  b)
  Cashless activity to drive fee generation from debit cards and point-of-sale ("POS") transactions;

  c)
  Cross-selling investment, mutual funds, insurance and brokerage services;

  d)
  Private banking and asset management services to high net worth individuals; and

  e)
  Optimization of fee structure per product and client segment.

Potential for further efficiency improvements.

        The Group will continue to focus on developing a strategy to improve its cost structure by reducing both staff as well as general and administrative expenses in alignment with the Bank's overall strategic ambitions. Future staff cost savings will emerge from a number of sources, including:

  •
  expected natural attrition;

  •
  contractually agreed 4.4% reduction of pension fund related employee contributions; and

  •
  new reforms underway in the labor market that are expected to provide the Group with increased flexibility to manage the cost base through voluntary retirement schemes.

General and administrative cost reductions are targeted to come from digitalization of banking operations, rationalization of IT investments and projects, and further centralization of branch operations.

Declining loans past due formation and cost of risk improvement.

        As the economic backdrop recovers, the Group expects a decline in loans past due formation. In combination with the increased provisions recognized during 2015, will likely lead to a reduction of cost of risk levels excluding recoveries over the medium term. Due to capital controls, domestic 90 days past due formation spiked in July 2015, yet this trend was only temporary and reversed to a large extent in August 2015 and September 2015.

        In addition, the Bank took the step to put into place active management structures for past due and troubled loans, establishing two distinct, vertical, specialized units with end-to-end responsibility for Retail Collections and Corporate Special Assets handling, respectively. These two specialized units operate not only in compliance with Bank of Greece guidelines with respect to organization, staffing and processes, but ensure through frequent benchmarking studies conducted by independent experts that best international practices are being followed.

        The active management of non performing exposures ("NPE") will be a key target for the Greek banking sector and the Group, being closely monitored by the competent supervisory authorities. Enhanced strategy on NPE management accompanied by specific KPIs, an improving legal framework, along with the already established infrastructure for the Bank (Special Asset Unit and Retail Collections Unit) is expected to gradually improve the key metrics relating to the domestic asset quality.

        Furthermore, the Bank has designed and implemented a number of products and solutions designed to facilitate customer payment, even for the most troubled (yet cooperative) customers it is the Bank's intention to constantly update its debt restructuring solutions so that it is able to offer realistic and targeted solutions.

Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        Following completion of the recapitalization in December 2015, the HFSF owns 40.4% of the Bank's common share capital. Also, various domestic pension funds owned in total 0.2% of the Bank's common share capital, and other domestic public sector related legal entities and the Church of Greece owned in total 0.1% of the Bank's common share capital. See Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis have had and may continue to have an adverse impact on our business, results of operations and financial condition—Risks Relating to our Recapitalization and Receipt of State Aid", "—Risks Relating to Our Recapitalization and Receipt of State Aid—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank" and "—The HFSF and the Hellenic Republic have and will continue to have the ability to exercise significant influence over our operations" and Item 7.A, "Major Shareholders".

        As a result of the Bank's participation in the Hellenic Republic's Bank Support Plan, a Hellenic Republic representative participates as a member in the Bank's Board of Directors, having the rights of Greek Law 3723/2008 and, among others, veto power on any decision of a strategic nature, or materially affecting the Bank's legal or financial status and requiring General Meeting of the Shareholders' approval, or related to dividend distribution and to the compensation of the Bank's Chairman, the Chief Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers, or any decision that may put depositors' interests at risk or materially affect the Bank's credit standing and smooth operation. For a description of the Bank's dividend policy please refer to Item 8, "Financial Information". For more information on the Hellenic Republic Bank Support Plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan".

        For powers vested in the HFSF as it participates our Bank, please also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2015, 11.1% of the Bank's outstanding loans were to the Hellenic Republic and state-related entities, and 4.9% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Bank's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see "—Regulation and Supervision of Banks in Greece".

C.  Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2015.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	100.00%	—	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Probank Leasing S.A.	Greece	84.52%	0.19%	84.71%
Titlos Plc(1)	UK	—	—	—
Retail Banking
Revolver APC Limited(1),(2)	UK	—	—	—
Revolver 2008-1 PLC(1),(2)	UK	—	—	—
Spiti PLC(1)	UK	—	—	—
Autokinito PLC(1)	UK	—	—	—
Agorazo PLC(1)	UK	—	—	—
Turkish Operations
Finansbank A.S.	Turkey	82.23%	17.58%	99.81%
Finans Leasing A.S.	Turkey	29.87%	68.91%	98.78%
Finans Invest A.S.	Turkey	0.20%	99.61%	99.81%
Finans Portfolio Management A.S.	Turkey	0.02%	99.79%	99.81%
IB Tech A.S.	Turkey	—	99.81%	99.81%
Finans Factoring A.S.	Turkey	—	99.81%	99.81%
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S.	Turkey	—	50.90%	50.90%
PSA Finansman A.Ş.	Turkey	—	99.81%	99.81%
International
The South African Bank of Athens Ltd	South Africa	76.21%	23.58%	99.79%
National Bank of Greece (Cyprus) Ltd.	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd(2)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
United Bulgarian Bank AD—Sofia (UBB)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	—	99.91%	99.91%
Interlease E.A.D.	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.	Bulgaria	—	100.00%	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Hotel Perun—Bansko EOOD	Bulgaria	—	100.00%	100.00%
Banca Romaneasca S.A.	Romania	99.28%	—	99.28%
NBG Leasing IFN S.A.	Romania	6.43%	92.90%	99.33%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Banca NBG Albania Sh.a.	Albania	100.00%	—	100.00%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
Global Markets & Asset Management
NBG Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	98.10%	1.90%	100.00%
Probank M.F.M.C.	Greece	95.00%	5.00%	100.00%
Profinance S.A.(2)	Greece	99.90%	0.10%	100.00%
NBG Greek Fund Ltd.	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBGI Private Equity S.A.S	France	—	100.00%	100.00%
NBG Securities Romania S.A. (formerly ETEBA Romania S.A.)(3)	Romania	73.12%	26.88%	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
NBGI Private Equity Funds	UK	—	100.00%	100.00%
Insurance
NBG Bancassurance S.A.	Greece	100.00%	—	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.	Greece	—	95.00%	95.00%
NBG Insurance Brokers S.A.	Greece	99.90%	0.08%	99.98%
Audatex Hellas S.A.(2)	Greece	—	70.00%	70.00%
FB Insurance Agency Inc(2)	Greece	99.00%	—	99.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
National Insurance Agents & Consultants Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Other
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	—	100.00%	100.00%
Astir Palace Vouliagmenis S.A.	Greece	85.35%	—	85.35%
Astir Marina Vouliagmenis S.A.	Greece	—	85.35%	85.35%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
Karela S.A.	Greece	—	100.00%	100.00%
Nash S.r.L.	Italy	—	100.00%	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Fondo Picasso	Italy	—	100.00%	100.00%
Egnatia Properties S.A	Romania	—	100.00%	100.00%
QUADRATIX LTD	Cyprus	—	100.00%	100.00%
NBG International Holdings BV	The Netherlands	100.00%	—	100.00%
ARC Management One SRL(1)	Romania	—	100.00%	100.00%
ARC Management Two EAD(1)	Bulgaria	—	100.00%	100.00%

(1)
VIE in which the Bank is the primary beneficiary

(2)
Companies under liquidation

(3)
Company liquidated in January 2016

D.  Property, Plant and Equipment

        As at December 31, 2015, the Group owned 3,012 properties, of which 1,935 are buildings. The Group's real estate portfolio was recorded at a net book value of EUR 1,312 million as at December 31, 2015, compared to EUR 1,726 million as at December 31, 2014, which is included in the U.S. GAAP Financial Statements under "premises and equipment". These properties are, for the most part, held free of encumbrances. Most of our properties are occupied by our branches and offices and so are where we maintain our customer relationships and administer our operations.

        Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 165 million as at December 31, 2015, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

        The Group estimates that the book value of its property approximates its fair value. For any new property acquired from foreclosure procedure, the Group performs valuations by applying internationally recognized valuation methodologies (valuation reports are conducted in accordance with the European Valuation Standards (EVS 2012), as defined by TEGoVA and International Valuation Standards (IVS 2013) as defined by IVSC). The valuations are performed either internally by qualified appraisers or externally by international certified valuation companies or qualified appraisers certified by TEGoVA and /or RICS. Additionally, valuations are back tested for outliers through a standardized statistical process. The validity of the valuation report is generally the twelve months period from its completion date under normal market conditions. In exceptional cases, due to adverse economic conditions, the assets' revaluation can be conducted in less than twelve months period. Moreover, all assets are monitored for signs of physical impairment. In such case the Group performs a valuation in order to determine any potential write down. A full review for potential impairment of foreclosed assets of material value is performed on a regular basis, by taking into account the condition of the properties and the market conditions. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other—Real Estate Management".

E.  Selected Statistical Data

        Information included in this section, except where otherwise stated, relates to the Bank and its subsidiaries excluding discontinued operations only. The comparative figures were restated to exclude discontinued operations. The statistical data presented below may differ from data included in the consolidated financial statements of the Group included elsewhere in this Annual Report. In certain cases, the statistical data is derived from statutory reports and from statistical data reported in the forms prescribed by the central bank for regulatory purposes. Such data are compiled as a normal part of our financial reporting and management information systems. Unless otherwise noted, amounts presented below are based on U.S. GAAP financial information.

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2013, 2014 and 2015, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2013			2014			2015
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Domestic:
Assets:
Deposits with central bank	424	2	0%	447	1	0%	387	—	0%
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	2,052	10	0%	2,240	4	0%	1,958	1	0%
Trading, available for sale and held to maturity securities(1)	5,497	300	5%	4,041	253	6%	3,771	206	5%
Loans and other interest earning assets(2)	48,675	1,869	4%	48,414	1,725	4%	48,617	1,524	3%
Less: Allowance for loan losses	(5,789)	—	—	(6,781)	—	—	(9,406)	—	—
Net loans	42,886	—	—	41,633	—	—	39,211	—	—

Total interest earning assets	50,859	2,181	4%	48,361	1,983	4%	45,327	1,731	4%
Total non interest earning assets	12,426			10,977			11,650

Total assets	63,285			59,338			56,977

Liabilities:
Total deposits	68,105	968	1%	58,741	663	1%	60,979	539	1%
Securities sold under agreements to repurchase	1,012	15	1%	1,534	15	1%	46	1	2%
Long term debt, other borrowed funds and other interest bearing liabilities	48	3	6%	55	3	5%	425	30	7%

Total interest bearing liabilities	69,165	986	1%	60,330	681	1%	61,450	570	1%
Total non interest bearing liabilities	8,287			9,055			9,781

Total Liabilities	77,452			69,385			71,231

	Year ended December 31,
	2013			2014			2015
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Foreign:
Assets:
Deposits with central bank	695	4	1%	532	1	0%	587	2	0%
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	1,161	10	1%	1,351	7	1%	511	7	1%
Trading, available for sale and held to maturity securities(1)	7,738	116	1%	11,384	118	1%	11,877	87	1%
Loans and other interest earning assets(2)	9,202	513	6%	7,482	470	6%	8,081	429	5%
Less: Allowance for loan losses	(437)	—	—	(569)	—	0%	(796)	—	—
Net loans	8,765	—	—	6,913	—	0%	7,285	—	—

Total interest earning assets	18,359	643	4%	20,180	596	3%	20,260	525	3%
Total non interest earning assets	1,259			3,913			2,685

Total assets	19,618			24,093			22,945

Liabilities:
Total deposits	8,949	251	3%	10,955	194	2%	6,998	106	2%
Securities sold under agreements to repurchase	619	3	0%	2,449	6	0%	364	1	0%
Long term debt, other borrowed funds and other interest bearing liabilities	625	22	4%	1,910	98	5%	1,069	83	8%

Total interest bearing liabilities	10,193	276	3%	15,314	298	2%	8,431	190	2%
Total non interest bearing liabilities	800			547			548

	10,993			15,861			8,979

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

	Year ended December 31,
	2014 vs. 2013			2014 vs. 2013
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(1)	—	(1)	(1)	(1)	—
Interest bearing deposits with banks, securities purchased under agreements to resell	(6)	1	(7)	(4)	2	(6)
Trading, available for sale and held to maturity securities	(47)	(79)	32	2	55	(53)
Loans	(144)	(10)	(134)	(42)	(96)	54

Total Assets	(198)	(88)	(110)	(45)	(40)	(5)
LIABILITIES
Total deposits	(305)	(133)	(172)	(58)	56	(114)
Securities sold under agreements to repurchase	—	8	(8)	3	11	(8)
Long term debt and other borrowed funds	(7)	1	(8)	84	30	54

Total Liabilities	(312)	(124)	(188)	29	97	(68)

	Year ended December 31,
	2015 vs. 2014			2015 vs. 2014
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(1)	—	(1)	(1)	—	(1)
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	(3)	—	(3)	5	(3)	8
Trading, available for sale and held to maturity securities	(47)	(17)	(30)	(31)	5	(36)
Loans	(201)	7	(208)	(46)	37	(83)

Total Assets	(252)	(10)	(242)	(73)	39	(112)
LIABILITIES
Total deposits	(124)	25	(149)	(88)	(70)	(18)
Securities sold under agreements to repurchase	(13)	(14)	1	(5)	(5)	—
Long term debt and other borrowed funds	20	68	(48)	(9)	(41)	32

Total Liabilities	(117)	79	(196)	(102)	(116)	14

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

	Year ended December 31,
	2013	2014	2015
	(EUR in millions, except percentages)
Domestic:
Average interest earning assets	50,859	48,361	45,327
Total interest income	2,181	1,983	1,731
Average interest bearing liabilities	69,165	60,330	61,450
Total interest expense	986	681	570
Net interest income	1,195	1,302	1,161
Net interest margin(1)	2.3%	2.7%	2.6%
Foreign:
Average interest earning assets	18,359	20,180	20,260
Total interest income	643	596	525
Average interest bearing liabilities	10,193	15,314	8,431
Total interest expense	276	298	190
Net interest income	367	298	335
Net interest margin(1)	2.0%	1.5%	1.7%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2013	2014	2015
	(EUR in millions, except percentages)
Net interest income before provision for loan losses	1,562	1,600	1,496
Net income / (loss) from continuing operations	(579)	(2,642)	(3,344)
Net income / (loss) from continuing operations attributable to NBG shareholders	(611)	(2,646)	(3,341)
Average total assets	82,903	83,431	79,922
Average NBG shareholders' equity(1)	(1,888)	2,363	(982)
Net interest income before provision for loan losses as a percentage of:
Average total assets	1.9%	1.9%	1.9%
Average NBG shareholders' equity(1)	—	68%	—
Net income / (loss) as a percentage of:
Average total assets	(0.70)%	(3.17)%	(4.18)%
Net income / (loss) attributable to NBG shareholders as a percentage of:
Average NBG shareholders' equity(1)	—	(111.98)%	—
Average NBG shareholders' equity to average total assets(2)	—	2.83%	—

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

(2)
Ratios not presented where average shareholders' equity for the period is negative.

Assets

Securities Portfolio

        On December 31, 2015, the Group's securities had a carrying value of EUR 18.0 billion, representing 23.9% of the Group's total assets excluding long-lived assets classified as held for sale and sovereign securities held accounted for EUR 17.1 billion, or 94.9% of the Group's securities portfolio excluding long-lived assets classified as held for sale. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, available for sale ("AFS") and held to maturity ("HTM").

        The market and book value of Greek government bonds and treasury bills held by the Group (which includes securities held in our trading, AFS and HTM portfolios) on December 31, 2015 was EUR 3.3 billion and EUR 3.2 billion respectively. The book value of Greek government bonds represents 4.3% of the Group's total assets excluding long-lived assets classified as held for sale.

        Furthermore, on December 31, 2015, the Group held debt securities rated Aaa to A3 (or equivalent), issued by Germany, the EFSF, ESM and the EIB (classified as trading, AFS and HTM) with a market and book value of EUR 12.3 billion.

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013		2014		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)
Trading Account Securities
Debt securities issued by other governments and public sector entities	388	390	347	352	384	389
Greek treasury bills	2,083	2,086	1,803	1,799	1,859	1,858
Foreign treasury bills	127	126	133	133	84	85
Debt securities issued by companies incorporated in Greece	19	20	33	32	39	38
Debt securities issued by companies incorporated outside Greece	381	349	73	60	111	95
Equity securities issued by companies incorporated in Greece	56	26	4	2	1	6
Equity securities issued by foreign companies	75	5	2	5	2	5
Mutual funds	4	6	3	3	5	8

Total	3,133	3,008	2,398	2,386	2,485	2,484

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013				2014				2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	1,843	120	—	1,963	802	46	(111)	737	746	92	(6)	832
Debt securities issued by other governments and public sector entities	746	18	–1	763	1,090	66	(1)	1,155	3,867	71	(7)	3,931
Greek treasury bills	156	—	—	157	169	—	—	169	471	—	(1)	470
Foreign treasury bills	339	—	—	339	270	—	(1)	269	229	—	—	229
Debt securities issued by companies incorporated in Greece	416	27	–34	409	398	31	(27)	402	143	1	(5)	139
Debt securities issued by companies incorporated outside Greece	461	18	–20	458	319	15	(12)	322	219	11	(7)	223
Equity securities issued by companies incorporated in Greece	73	35	–1	107	35	9	(3)	41	57	8	(5)	60
Equity securities issued by companies incorporated outside Greece	9	10	—	20	8	11	—	19	8	48	—	56
Mutual fund units	232	32	–1	263	205	5	(5)	205	280	10	(3)	287

Total available-for-sale securities	4,275	260	(57)	4,479	3,296	183	(160)	3,319	6,020	241	(34)	6,227

Held-to-maturity securities
Greek government bonds	67	65	—	132	73	55	—	128	78	69	—	147
Debt securities issued by other governments and public sector entities	9,199	97	—	9,296	9,165	206	—	9,371	9,130	235	—	9,365
Foreign treasury bills	110	—	—	110	99	—	—	99	84	—	—	84

Total held-to-maturity securities	9,376	162	—	9,538	9,337	261	—	9,598	9,292	304	—	9,596

        As at December 31, 2014 and 2015, the Group did not hold any U.S. federal debt securities.

	Year ended December 31, 2015
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in millions, except percentages)
Trading account debt securities:
Debt securities issued by other governments and public sector entities	2	1%	2	164	2%	167	207	2%	210	11	5%	10
Greek treasury bills	1,859	3%	1,858	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	84	0%	85	—	0%	—	—	0%	—	—	0%	—
Debt securities issued by foreign financial institutions	56	3%	57	33	4%	18	—	0%	—	—	0%	—
Debt securities issued by companies incorporated in Greece	17	4%	17	23	4%	21	—	0%	—	—	0%	—
Debt securities issued by companies incorporated outside Greece	18	3%	18	2	0%	1	—	0%	—	1	0%	1

Total trading account debt securities	2,036	3%	2,037	222	2%	207	207	2%	210	12	4%	11

Available-for-sale debt securities:
Greek government and agencies	—	0%	—	442	7%	440	31	8%	31	273	7%	361
Debt securities issued by other governments and public sector entities	106	3%	107	3,209	0%	3,225	281	4%	302	272	3%	297
Greek treasury bills	471	2%	470	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	228	3%	229	—	0%	—	—	0%	—	—	0%	—
Corporate debt securities issued by companies incorporated in Greece	35	10%	34	108	5%	105	—	0%	—	—	0%	—
Debt securities issued by companies incorporated outside Greece	11	0%	11	82	2%	84	86	1%	94	40	3%	34

Total available-for-sale debt securities	851	3%	851	3,841	1%	3,854	398	4%	427	585	5%	692

Held-to-maturity securities:
Greek government and agencies	—	0%	—	—	0%	—	13	17%	25	65	14%	122
Debt securities issued by other governments and public sector entities	—	0%	—	4,539	1%	4,593	4,591	1%	4,771	(1)	0%	—
Foreign treasury bills	85	1%	85	—	0%	—	—	0%	—	—	0%	—

Total held-to-maturity debt securities	85	1%	85	4,539	1%	4,593	4,604	1%	4,796	64	14%	122

  Loan Portfolio

        As at December 31, 2015, the amount of the Group's total net loans equaled EUR 43.2 billion. The Group's loan portfolio consists of 45.6% consumer and 54.4% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2015, loans to Greek residents represent 86.3% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government- related entities and individuals, including letters of credit and long-term and short-term loans.

        The following table provides details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2011, 2012, 2013, 2014 and 2015.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(EUR in millions)
Greek residents:
Consumer:
Residential mortgages	18,763	17,985	17,720	17,458	16,664
Credit card	1,527	1,459	1,381	1,317	1,244
Auto financing	309	209	138	88	64
Other consumer	4,763	4,709	4,694	4,207	4,095

Total	25,362	24,362	23,933	23,070	22,067

Commercial:
Industry and mining	4,084	5,132	4,725	5,217	5,564
Small-scale industry	1,962	1,779	2,123	1,929	1,765
Trade	7,375	7,038	7,562	7,425	7,559
Construction	1,132	987	1,082	1,098	1,061
Tourism	480	454	612	607	451
Shipping and transportation	2,217	2,182	2,174	2,437	2,556
Commercial mortgage	775	664	579	529	759
Public sector	8,711	5,608	5,848	5,390	5,218
Other	88	112	655	600	574

Total	26,824	23,956	25,360	25,232	25,507

Total Greek residents loans	52,186	48,318	49,293	48,302	47,574
Unearned income	(93)	(53)	(48)	(67)	(80)

Total Greek residents loans net of unearned income	52,093	48,265	49,245	48,235	47,494

        The Bank has on its balance sheet under the line item "Commercial loans—Public sector" an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31,

2015, was EUR 4.7 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(EUR in millions)
Foreign:
Consumer:
Residential mortgages	1,717	1,674	1,661	1,631	1,593
Credit card	155	160	159	162	157
Auto financing	69	52	29	23	21
Other consumer	1,358	1,281	1,264	1,299	1,309

Total	3,299	3,167	3,113	3,115	3,080

Commercial:
Industry and mining	1,469	1,038	793	758	783
Small-scale industry	334	341	399	377	413
Trade	1,409	1,288	1,044	1,015	927
Construction	1,244	1,246	1,276	1,079	985
Tourism	158	135	142	128	144
Shipping and transportation	447	415	348	312	270
Commercial mortgage	573	517	263	228	212
Public sector	226	185	202	174	106
Other	1,494	1,209	857	665	601

Total	7,354	6,374	5,324	4,736	4,441

Total foreign loans	10,653	9,541	8,437	7,851	7,521
Unearned income	(65)	(46)	(20)	(18)	(19)

Total foreign loans net of unearned income	10,588	9,495	8,417	7,833	7,502
Total loans net of unearned income	62,681	57,760	57,663	56,068	54,996

Less: Allowance for loan losses	(6,105)	(6,650)	(7,137)	(8,792)	(11,775)

Total net loans	56,576	51,110	50,526	47,276	43,221

        A brief description of the type of loan classifications included in the above analysis is as follows.

        Residential mortgages consist primarily of fixed rate and variable rate loans collateralized by first-ranking security interests in owner-occupied dwellings including houses and condominiums. These loans are nearly all secured by pre-notation which is less expensive and easier to record than mortgages. See "—Credit Quality and Risk Management—Credit Quality—Risk Management—Loan Approval Process". Greek government-subsidized mortgage loans were offered by the Group to domestic borrowers who meet certain criteria.

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

        Bank's procedures and policies imply a formal comprehensive re-assessment of client's creditworthiness and credit facility structure (renewal of credit facility) at least annually or whenever early warning signs appear. Early warning signs indicatively, may be: decline of financial standing; improper financial management (new investments financed from short term sources; improper distribution of profits, excessive additional debts to suppliers or banks, etc.); negative market information (business partners, other Bank's clients, media channels etc.) regarding the debtor's ability to honor financial obligations; repeated delays in debt servicing; deterioration of collateral's value. Borrower comprehensive reassessment involves the assignment a rate that corresponds to a PD that is considered upon the impairment assessment.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2015.

	Year ended December 31, 2015
	Within one year or less	After one year through five years	After five years	Total
	(EUR in millions)
Greek Residents:
Consumer:
Residential mortgages	5,830	2,088	8,746	16,664
Credit card	1,244	—	—	1,244
Auto financing	44	19	1	64
Other consumer	2,893	795	407	4,095

Total	10,011	2,902	9,154	22,067

Commercial:
Industry and mining	2,950	1,603	1,011	5,564
Small-scale industry	986	495	284	1,765
Trade	4,325	2,029	1,205	7,559
Construction	778	165	118	1,061
Tourism	372	34	45	451
Shipping and transportation	1,248	837	471	2,556
Commercial mortgages	439	202	118	759
Public sector	439	806	3,973	5,218
Other	309	157	108	574

Total	11,846	6,328	7,333	25,507

Total Greek residents loans	21,857	9,230	16,487	47,574

Foreign:
Consumer:
Residential mortgages	111	74	1,408	1,593
Credit card	81	5	71	157
Auto financing	11	9	1	21
Other consumer	316	410	583	1,309

Total	519	498	2,063	3,080

Commercial:
Industry and mining	349	199	235	783
Small-scale industry	233	72	108	413
Trade	386	257	284	927
Construction	248	375	362	985
Tourism	44	50	50	144
Shipping and transportation	136	88	46	270
Commercial mortgages	108	38	66	212
Public sector	1	9	96	106
Other	168	153	280	601

Total	1,673	1,241	1,527	4,441

Total foreign loans	2,192	1,739	3,590	7,521
Unearned income	(22)	(51)	(26)	(99)

Loans, net of unearned income	24,027	10,918	20,051	54,996
Less: Allowance for loan losses	(11,775)	—	—	(11,775)

Total net loans	12,252	10,918	20,051	43,221

        Out of the Group's loans outstanding at December 31, 2015 that are due after one year, EUR 5.5 billion had fixed interest rates while EUR 24.9 billion had variable interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the years ended December 31, 2013, 2014 and for the year ended December 31, 2015 was to Bulgaria, Romania, FYROM and Serbia. These foreign country outstandings represent additional economic and political risks. For additional information, for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2013, 2014 and 2015, in each foreign country where such outstanding amounts exceeded 1% of the Group's total assets excluding long-lived assets classified as held for sale.

	Year ended December 31, 2013
	Country
	Bulgaria	Romania	Serbia	FYROM
	(EUR in millions)
Loans	2,829	1,720	695	877
Interest bearing deposits with banks	37	11	—	—
Other investments	323	255	93	299
Other monetary assets	261	302	202	81

Total	3,450	2,288	990	1,257

	Year ended December 31, 2014
	Country
	Bulgaria	Romania	Serbia	FYROM
	(EUR in millions)
Loans	2,784	1,605	702	937
Interest bearing deposits with banks	43	12	—	11
Other investments	433	279	82	299
Other monetary assets	252	195	233	99

Total	3,512	2,091	1,017	1,346

	Year ended December 31, 2015
	Country
	Bulgaria	Romania	Serbia	FYROM
	(EUR in millions)
Loans	2,554	1,541	729	1,003
Interest bearing deposits with banks	43	82	58	—
Other investments	502	251	97	254
Other monetary assets	467	154	175	140

Total	3,566	2,028	1,059	1,397

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets excluding long-lived assets classified as held for sale at December 31, 2013, 2014 and 2015.

	Year ended December 31, 2013
	Country
	Bulgaria	Romania	Serbia	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	588	608	112	132
Credit card	85	8	10	53
Auto financing	16	—	—	9
Other consumer	458	297	134	321

Total	1,147	913	256	515

Commercial:
Industry and mining	265	116	2	144
Small-scale industry	253	9	81	—
Trade	413	126	108	91
Construction	314	323	45	31
Tourism	54	42	5	11
Shipping and transportation	79	29	61	13
Mortgages	18	144	—	—
Public sector	14	—	71	—
Other	287	19	69	72

Total	1,697	808	442	362

Total loans	2,844	1,721	698	877

	Year ended December 31, 2014
	Country
	Bulgaria	Romania	Serbia	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	551	612	110	140
Credit card	81	8	9	59
Auto financing	14	—	—	5
Other consumer	447	276	160	350

Total	1,093	896	279	554

Commercial:
Industry and mining	281	114	3	156
Small-scale industry	253	6	70	—
Trade	399	91	137	98
Construction	360	279	23	28
Tourism	44	39	8	10
Shipping and transportation	74	22	48	16
Mortgages	—	139	1	—
Public sector	14	—	56	—
Other	280	18	84	74

Total	1,705	708	430	382

Total loans	2,798	1,604	709	936

	Year ended December 31, 2015
	Country
	Bulgaria	Romania	Serbia	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	500	628	112	143
Credit card	73	8	8	64
Auto financing	15	—	—	3
Other consumer	410	263	173	385

Total	998	899	293	595

Commercial:
Industry and mining	273	87	72	157
Small-scale industry	251	15	97	—
Trade	278	92	127	112
Construction	319	252	27	30
Tourism	74	29	4	15
Shipping and transportation	72	17	20	19
Mortgages	—	140	—	—
Public sector	10	2	—	—
Other	292	10	97	75

Total	1,569	644	444	408

Total loans	2,567	1,543	737	1,003

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

        The loan approval process across our banking subsidiaries (UBB, Banca Romaneasca, Vojvodjanska, Stopanska Banka, NBG Cyprus, NBG Albania and SABA) is substantially similar, differing primarily in the thresholds applied for different approval levels. Approval levels are driven by local regulations as well as adjustments to reflect the size of our operations in a given subsidiary and material exposures will require approval by NBG's Senior Credit Committee, NBG's International Corporate Credit Committee and/or the NBG International Credit Division.

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

        We have established criteria for corporate and institutional lending, which may vary by industry segment. Industries include manufacturing, wholesale trade, logistics and communication, services, retail, energy, construction, food, textiles, hotels, restaurants etc. The underwriting process and credit evaluation are fully centralized. All of the Bank's corporate exposures are rated through the Moody's Risk Analyst™ platform. The platform comprises four rating models for companies, according to the existence of full financial statements by the firm and to the specificity of the obligor's business. More than 70% of corporate customers are rated using a standard Corporate Rating Model ("CRM") which collects and analyzes historical and projected financial information, taking also into consideration qualitative parameters like the industry sector and an assessment of the company's management. CRM's assessment criteria are set by Group Risk Control and Architecture Division ("GRCAD"). The rest of corporate exposures are assessed through specialized lending models (incl. shipping and project finance) and other scorecards (e.g. for firms with limited or no financial data). There are comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value with the requirement to have at least two individuals involved (the "four-eyes principle") throughout the underwriting process.

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

        Credit approvals are based on credit proposals prepared by Corporate Banking and submitted for approval as appropriate. The approval level primarily depends on the total amount of proposed facilities, tenor, the classification of the obligor and the sector. All credit extensions are subject to the approval of authorized Credit Division members or the Chief Credit Officer. Different Credit committees and credit approval authorities apply to Corporate Portfolio.

        According to the Corporate Credit Policy (revised as of March 2016), for the Corporate Portfolio, apart from the SAU, there are 11 levels of credit approval authority as follows:

  •
  Level 1:  For credit facilities over EUR 300 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors; The members of this committee are the CEO, the Deputy CEOs, the General Manager of Corporate banking, the Chief Credit Officer (CCO) and the Chief Risk Officer;

  •
  Level 2:  For credit facilities over EUR 70 million and up to EUR 300 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the General Manager of Corporate Banking, the Chief Credit Officer, the Assistant General Manager of Corporate Banking, and the Credit Division Manager;

  •
  Level 3:  For credit facilities over EUR 12 million and up to EUR 70 million, the approval authority is granted to the Bank's Credit Committee—"Level A". Members of this Committee are the General Manager of Corporate Banking, the Assistant General Manager of Corporate Banking and the Credit Division Manager;

  •
  Level 4:  For credit facilities over EUR 5 million and up to EUR 12 million, approval authority is granted to the Assistant General Manager of Corporate Banking and the Credit Division Manager or the authorized Deputy; and

  •
  Levels 5 and below:  For credit facilities up to EUR 5 million, approval authority is granted to a combination of Corporate Banking and Credit Division officers.

        For the SAU, the levels of credit approval authority are as follows:

  •
  Level 1 SAU:  For credit facilities over EUR 70 million, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors. The members of this committee are the CEO, the Deputy CEOs, the Assistant General Manager of SAU, the Chief Credit Officer and the Chief Risk Officer;

  •
  Level 2 SAU. :  For credit facilities over EUR 12 million and up to EUR 70 million, approval authority is granted to the Bank's Credit Committee—"Level B SAU". The members of this committee are the Assistant General Manager of SAU, the Chief Credit Officer and the Credit Division Manager;

  •
  Level 3 SAU :  For credit facilities over EUR 5 million and up to EUR 12 million, the approval authority is granted to the Bank's Credit Committee—"Level A SAU". Members of this Committee are the Assistant General Manager of SAU and the Credit Division Manager;

  •
  Level 4 SAU and below:  For credit facilities up to EUR 4 million, approval authority is granted to a combination of SAU and Credit Division officers.

  Retail Banking

        The Bank offers a full range of retail credit products ranging from credit cards to SME financing. Retail Banking is organized into three sub-divisions: Household Lending (Mortgage and Consumer loans), Credit Cards and SBL.

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

  Residential Mortgage Loans

        The Bank has adapted its credit policies in response to the crisis that started in 2008 by setting more stringent underwriting criteria.

        In particular, all residential mortgage applications received by the Bank are rated using a bespoke application scorecard and a behavioral model which further enhances the credit decision. The application scorecard takes into account the applicant's and the guarantor's (if any) demographics, income, employment, credit history with the Bank as well as throughout the Greek banking system and the overall relationship with the Bank. The Bank has gradually increased the rejection score since February 2010. In addition, customer own funding, PTI and LTV ratios are also taken into consideration.

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

        Generally, approval LTV cannot exceed 75%. Average LTV of residential mortgage loans originated in 2015 stood at 55.8%, in 2014 at 53.8% while in 2013 at 54.5%. As at December 2015, average current LTV of the total Greek mortgage portfolio was 94.2%.

        Although the Bank has applied the abovementioned stringent underwriting criteria in recent years, customers' behavior matures in the environment developed by the 2008 crisis, leading to an improvement in the quality of applications and an increase in the Bank's approval rate for mortgage lending, from 49% in 2013, to 63% in 2014 and 75% in 2015. Customers have become conscious of the reduced availability of funding across banks and are willing to comply with additional terms placed by the underwriting teams in order to obtain funding. At the same time Bank's network service toward customers has been improved leading to more efficient applications. We expect that these actions will reduce the probability of default, by reducing the generation of impaired loans in future years, and will also improve the loss rates as future impaired loans will be better collateralized. The underwriting process is centralized under Mortgage Lending. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. The loan security is typically in the form of a mortgage pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

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

        The Bank offers a wide range of mortgage products to both owner-occupiers and investors with variable, fixed, or a combination of fixed and variable interest rates, secured by a mortgage over the subject property or other acceptable collateral. Variable rate mortgages are indexed based on three-month Euribor, plus a spread depending predominately on the customer's credit profile and loan characteristics (i.e. LTV and PTI ratios, loan purpose, loan amount). Tenor period may vary and reach up to 30 years (15 years in case of repairs or improvements), subject to an individual's age. Other than the aforementioned products, the Bank does not offer any hybrid loans or sub-prime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we define subprime loan as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as high debt to income ratios and inferior payment history. The Bank abstains from this type of market and focuses only to prime mortgages.

        As at December 31, 2015, 9.3% of the Bank's mortgage portfolio in terms of balances is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

  Subsidized mortgage loans

        The Bank offers mortgage loans subsidized by the Hellenic Republic. The subsidies are available solely for mortgages extended to fund the purchase or construction of the borrower's primary residence. These subsidized mortgages are offered only in Greece, and are therefore not offered by any of our banking subsidiaries operating outside the Hellenic Republic.

        The subsidy is calculated as a percentage on the loan's interest rate and is offered to the borrower for half of the loan's contractual life with a maximum of eight to ten years, depending on the relevant ministerial decisions of the Hellenic Republic. These mortgages follow the same underwriting procedure as all other mortgage loans; however, the borrower has to comply with certain lending criteria imposed by the Hellenic Republic in order to be eligible for a subsidy. These criteria mainly refer to the borrower's financial and family status.

        The housing program subsidized by Greek Worker Housing Association ("OEK") has been discontinued since mid-2010. The subsidy was calculated as a percentage of the loan's interest rate and depended on the borrower's family status and was offered for nine years. The underwriting procedure was the one followed for a "typical" mortgage loan with the exception that the applicant had to submit to the Bank a certificate from OEK, that verified his/her eligibility as well as the property evaluation conducted by OEK. Under Law 4305/2014, borrowers facing financial difficulties are offered the possibility of term extension, without any increase in the amount of subsidy.

        As at December 31, 2015, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 475 million, from EUR 709 million in December 2014 and EUR 1,062 million in December 2013. As at December 31, 2015 subsidized loans that are over 90dpd in principal or interest amount decreased to EUR 27 million, from EUR 48 million in 2014 and EUR 74 million in 2013.

  Guaranteed mortgage loans

        Mortgage loans guaranteed by the Hellenic Republic consist of loans to victims of natural disasters (e.g. earthquakes, floods, landslides and fires), loans to Greeks repatriated from the former Soviet Union and loans to Greek Roma. The Hellenic Republic guarantees both principal and interest of these loans. Loan applications do not follow the Bank's origination process. Instead, all documentation as well as loan application is submitted to the relevant public authority for approval. The maximum amount per loan is EUR 60,000 with the exception of loans to victims of natural disasters where loan amount is determined by the public authority, in accordance with guidelines set by Greek legislation. These guaranteed mortgage loans are offered only in Greece, and are therefore not offered by any of our banking subsidiaries operating outside the Hellenic Republic.

        As at December 31, 2015, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 1,072 million, from EUR 1,156 million in December 2014 and EUR 1,232 million, in December 2013. As at December 31, 2015, guaranteed loans that are over 90 days past due in principal or interest amount to EUR 68 million, compared to EUR 65 million in 2014 and EUR 47 million in 2013. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

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

        In September 2014, and in accordance with Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42 and #47, the Bank put into effect the SBL Special Asset Division, which is responsible for the management of troubled SBL exposures. The SBL Special Asset Division operates independently from the SBL Unit under a specific Credit Policy Manual and Executive Directives and with distinct credit authority levels management structure and reporting lines.

        The SBL Special Asset Division can offer a range of short, medium and long term solutions (including rescheduling, restructuring, etc) as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is outlined in the respective Credit Policy manual which is in line with the provisions of Greek Law 4224/2013 and Bank of Greece Executive Committee Directives 42 and 47.

  Collateral

        Collateral values and related trends in Greece are monitored and updated based on independent appraisals, an independent published Greek real property index and official reports prepared by the Bank of Greece.

        The average current LTV of the Bank's mortgage portfolio at December 31, 2015 was 94.2%, up from 85.7% at December 31, 2014 and 74.7% at December 31, 2013, mainly due to the steep fall in property prices (–41.2% during the period 2008 - 2015). The possibility in the future of foreclosure actions in combination with the notion of "cooperative borrower" introduced by the Code of Conduct adopted by Greek Law 4224/2013, as well as the amendments defined in the Greek Law 4335/2015 concerning foreclosures and auction procedures are expected to deter customers from missing payments. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the value of collateral.

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

Risk Management—Credit Review Policies

        The NBG Group has implemented a systematic control and monitoring framework for credit risk whereby the Bank and each of its subsidiaries conduct the credit risk process separately. Credit risk policies are established at the level of the NBG Group and are applied by each banking subsidiary, subject to adjustments as may be required by national banking regulators. The GRCAD along with the NBG International Credit Division coordinates each of the credit risk procedures established by Group subsidiaries. For further information concerning the Group Risk Management Division, see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management—Risk Management Governance".

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

  Obligor Risk Ratings and Limits

        According to the Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 21-grade scale using calibrated and validated rating systems with each grade corresponding to a probability of default.

        The Bank uses a number of obligor rating models, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based on quantitative and qualitative criteria. Additionally, the Bank's and its subsidiaries' rating systems considers the borrower's industry risk and relative position within its peer group. The Group fully complies with Basel II Internal Ratings Based methods, hence corporate borrower ratings are mapped to probabilities of default in order to estimate expected loss per obligor.

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

        The SAU Division is responsible for monitoring and managing (restructuring and collection) corporate portfolios of non-performing and denounced customers. For further information, see Item 4.B "Business Overview—Banking Activities in Greece—Special Assets Unit".

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

        Furthermore, the Retail Banking Collection Division is responsible for implementing and monitoring the correct application of the provisions as outlined in Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42 and #47. In this context, short, medium and long term solutions have been developed as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is comprehensively outlined in relative specific product programs (which include decision-tree approaches) and executive directives.

        The Group Retail Credit Risk Division monitors the correct implementation and review of the Retail Credit Policies, the Product Programs and the approved Policy Amendments. In addition the Division cooperates closely with the Retail Banking Collection Division for the correct application of regulatory and legal adjustments (including Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42 and #47).

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential mortgage loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 21,852 million as at December 31, 2015 compared to EUR 18,831 million as at December 31, 2014. This corresponds to 39.7% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 20,381 million or 93.3% were held by the Bank. This amount represented 42.2% of the Bank's loan portfolio.

        When an account is classified as non-accruing, the Bank immediately initiates all required actions (both business and legal) to recover or settle the outstanding balance. The Bank has dedicated divisions responsible for the collection of non-accruing loans in coordination with Corporate and Retail Banking.

        The Bank's non-accruing loans, including those that have been restructured, are monitored by the credit staff at the Bank's specialized divisions, certain regional branches and specialized branches which handle only non-accruing loans. The prospects of recovery and the estimated losses are frequently reviewed. See "—Credit Quality and Risk Management—Credit Quality—Risk Management—Credit Review Policies".

  Treatment of Non-accruing Loans in International Operations

        For International entities, the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. When overdue amounts are fully repaid, companies renew their balance sheet accruals. Remedial management procedures are employed for loans falling under the non-accruing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions. The second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Credit Quality—Risk Management—Credit Review Policies".

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

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2011, 2012, 2013, 2014 and 2015:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days–180 days	668	639	436	306	243
Past due 180 days–365 days	102	191	146	—	—

Total accruing loans	770	830	582	306	243

Non-accruing loans:
Past due 0 days–90 days	1,807	2,159	3,447	2,865	4,830
Past due 90 days–180 days	881	1,007	925	479	893
Past due 180 days–365 days	1,455	1,946	1,397	986	1,172
Past due 365 days or more	4,581	7,619	10,123	12,275	12,752

Total non-accruing loans	8,724	12,731	15,892	16,605	19,647

Foreign loans:
Accruing loans:
Past due 90 days–180 days	67	23	8	2	—
Past due 180 days–365 days	91	182	—	—	2

Total accruing loans	158	205	8	2	2

Non-accruing loans:
Past due 0 days–90 days	805	182	279	306	435
Past due 90 days–180 days	150	181	158	69	48
Past due 180 days–365 days	278	160	177	363	104
Past due 365 days or more	1,136	1,435	1,631	1,488	1,618

Total non-accruing loans	2,369	1,958	2,245	2,226	2,205

Subsidized and guaranteed domestic mortgages

	Year ended December 31,
	2014	2015
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days–180 days	35	17
Past due 180 days–365 days	—	—

Total accruing loans	35	17

Non-accruing loans:
Past due 0 days–90 days	—	—
Past due 90 days–180 days	—	—
Past due 180 days–365 days	10	7
Past due 365 days or more	67	72

Total non-accruing loans	77	79

        Non-accruing loans amounted to EUR 21,852 million as at December 31, 2015 compared to EUR 18,831 million and EUR 18,137 million as at December 31, 2014 and 2013, respectively. Total non-accruing loans increased by 23.5%, 3.8% and 16.0% between 2012 and 2013, 2013 and 2014, and 2014 and 2015, respectively with the majority of the increase due to domestic non-accruing loans both in 2013, 2014, and 2015. The increase is due to the deterioration of the quality of our portfolio due to the worse than anticipated trend in the Greek economy and the increased political uncertainty.

        For the year ended December 31, 2014 and 2015, the amount of loans that have been modified in the past and were removed from non-accruing status and returned to accruing status amounted to EUR 134 million and EUR 247 million, respectively.

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

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 days and accruing and more than 90 days as at December 31, 2013, 2014 and 2015:

	Year ended December 31, 2013
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	2	279	6	287	1,046	163	553	1,762
Other consumer	2	93	—	95	414	61	66	541
Small business loans	—	4	—	4	223	27	129	379
Other commercial	—	5	—	5	761	94	—	855

Total	4	381	6	391	2,444	345	748	3,537

	Year ended December 31, 2014
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	27	421	7	455	798	173	514	1,485
Other consumer	9	110	—	119	218	52	81	351
Small business loans	19	37	—	56	296	51	56	403
Other commercial	48	336	—	384	351	38	135	524

Total	103	904	7	1,014	1,663	314	786	2,763

	Year ended December 31, 2015
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	1	81	1	83	914	153	639	1,706
Other consumer	—	8	—	8	309	28	16	353
Small business loans	1	12	—	13	212	99	75	386
Other commercial	18	217	—	235	438	233	925	1,596

Total	20	318	1	339	1,873	513	1,655	4,041

        TDR loans granted during the year ended December 31, 2014 amounted to EUR 2,763 million and decreased by 21.9% compared to TDR loans granted during the year ended December 31, 2013. The decrease is due to the revision of estimates regarding the triggers used to determine whether an exposure is TDR. More specifically, the Group updated the criteria applied in order to estimate if a borrower is in financial difficulty or not, taking into consideration the credit quality indicators of its loans' portfolio i.e., the delinquency status of its consumer segment and the delinquency status and credit rating for its commercial segment.

        TDR loans granted during the year ended December 31, 2015 amounted to EUR 4,041 million and increased by 46.3% compared to TDR loans granted during the year ended December 31, 2014. The significant amount of loans restructured during 2015 is a consequence of the worse than anticipated macroeconomic trend in Greek economy and the increased efforts made by the Bank to propose new and more efficient restructuring products to its customers.

        Modified not TDR loans increased by 159.3% between 2013 and 2014 mainly due to the change in Group's estimate described above.

        Modified not TDR loans decreased by 66.6% between 2014 and 2015 mainly due to the significant increase of TDRs mentioned above.

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

        As at December 31, 2015, the percentage of TDRs loans granted during the last 12 months that became past due (+30 dpd) was 14.5% for consumer loan portfolio and 34.4% for commercial loan portfolio, and 6.9% and 9.6%, respectively for modified loans. As at December 31, 2014, the respective percentages were 28.2% for consumer loan portfolio and 22.2% for commercial loan portfolio, and 27.1% and 20.6%, respectively for modified loans.

        As at December 31, 2014 and 2015, the percentage of modified loans which were subsequently modified again was 47.7% and 43.3%, respectively.

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

  a)
  Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days,

  b)
  Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2014 and 2015.

	Year ended December 31,
	2014			2015
	EUR in millions
	Total consumer loans	Total corporate loans	Total PPLs	Total consumer loans	Total corporate loans	Total PPLs
Domestic loans	573	9,566	10,139	309	2,765	3,074
Foreign loans	115	596	711	92	456	548

	688	10,162	10,850	401	3,221	3,622

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(EUR in millions)
Impairment methodology:
Specific	2,812	1,973	1,808	2,330	3,708
Coefficient	198	235	242	330	740
Homogeneous	2,424	3,589	4,159	5,128	6,351
Foreign	671	852	928	1,004	976

Total loan loss allowance	6,105	6,649	7,137	8,792	11,775

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2015 compared with the year ended December 31, 2014" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(EUR in millions)
Domestic:
Balance at beginning of year	2,123	5,434	5,797	6,210	7,788
Add: Allowances for loan losses from continuing operations	3,379	1,844	541	1,696	3,158
Write-offs	(77)	(126)	(138)	(107)	(157)
Recoveries	8	3	11	9	2

Less: Net write-offs	(69)	(123)	(127)	(98)	(155)
Loans exchanged in the PSI		(1,357)
Translation differences	1	(1)	(1)	(20)	8

Domestic balance at end of year	5,434	5,797	6,210	7,788	10,799

Foreign:
Balance at beginning of year	537	671	852	927	1,004
Add: Allowances for loan losses from continuing operations	174	215	92	139	140
Write-offs	(47)	(41)	(34)	(38)	(169)
Recoveries	13	10	23		7

Less: Net write-offs	(34)	(31)	(11)	(38)	(162)
Sale of impaired loans	(0)			(25)
Translation differences	(5)	(3)	(6)	1	(6)

Foreign balance at end of year	671	852	927	1,004	976

Total balance at end of year	6,105	6,649	7,137	8,792	11,775

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(%)
Allowance for loan losses as a percentage of total loans	9.7	11.5	12.4	15.7	21.4
Recoveries of loans to loans written-off in the previous year	15.8	10.5	20.3	5.2	6.2
Allowance for loan losses as a percentage of non-accruing loans	55.0	45.3	39.3	46.7	53.9

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2011, 2012, 2013, 2014 and 2015.

	2011		2012		2013		2014		2015
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in millions, except percentages)
Greek residents:
Consumer
Residential mortgages	529	30	894	31	881	31	1,273	32	1,946	31
Credit card	416	2	536	3	640	2	667	2	689	2
Other consumer	1,010	8	1,470	8	1,803	8	1,964	7	2,252	7

Total	1,955	40	2,900	42	3,324	41	3,904	41	4,887	40

Commercial
Industry and mining	515	6	761	9	771	8	895	9	1,446	11
Small-scale industry	177	3	217	3	385	4	861	3	1,175	3
Trade	654	12	960	12	1,122	13	1,422	13	2,160	15
Construction	153	2	226	2	246	2	314	2	321	2
Tourism	39	1	60	1	41	1	76	1	60	1
Shipping and transportation	55	4	66	4	101	4	162	4	272	5
Commercial mortgages	15	1	20	1	17	1	–33	1	198	1
Public sector	1,855	14	533	10	79	10	63	10	91	9
Other	16	—	54	—	125	2	124	2	189	1

Total	3,479	43	2,897	42	2,887	45	3,884	45	5,912	48

Total Greek residents loans	5,434	83	5,797	84	6,211	86	7,788	86	10,799	88

Foreign:
Consumer
Residential mortgages	50	3	61	3	71	3	85	3	75	3
Credit card	19	—	21	—	17	—	16	—	11	—
Other consumer	166	2	178	2	189	2	196	2	166	2

Total	235	5	260	5	277	5	297	5	252	5

Commercial
Industry and mining	118	2	157	2	196	1	216	1	179	1
Small-scale industry	33	1	111	1	45	1	53	1	58	1
Trade	146	2	91	2	176	2	182	2	172	2
Construction	44	2	75	2	67	2	90	2	180	2
Tourism	11	—	49	—	14	—	16	—	28	—
Shipping and transportation	12	1	6	1	13	1	15	1	17	—
Commercial mortgages	3	1	14	1	11	—	14	—	19	—
Other	69	3	89	2	127	2	121	2	71	1

Total	436	12	592	11	649	9	707	9	724	7

Total foreign loans	671	17	852	16	926	14	1,004	14	976	12

Total Allowance for loan losses	6,105	100	6,649	100	7,137	100	8,792	100	11,775	100

(1)
Percentages represent the balance of loans in the respective category as a percentage of the total loan balance.

Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2011, 2012, 2013, 2014 and 2015 is presented in the following table:

	Year ended December 31,
	2011	% of total loans	2012	% of total loans	2013	% of total loans	2014	% of total loans	2015	% of total loans
	(EUR in millions, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	31	0.05	82	0.14	69	0.12	43	0.08	110	0.20
Real estate—construction	11	0.02	3	0.01	29	0.05	—	—	—	—
Real estate—mortgage	6	0.01	10	0.02	11	0.02	—	—	9	0.02
Other loans to individuals	29	0.05	31	0.05	29	0.05	64	0.11	38	0.07

Total write-offs for loans to Greek residents	77	0.13	126	0.22	138	0.24	107	0.19	157	0.29

Foreign:
Commercial and industrial	13	—	35	0.06	18	0.03	22	0.05	106	0.19
Real estate—construction	1	—	2	—	1	—	2	—	—	—
Real estate—mortgage	4	0.01	1	—	7	0.01	1	—	20	0.04
Other loans to individuals	29	0.06	3	0.01	8	0.01	13	0.02	43	0.08

Total write-offs for foreign loans	47	0.07	41	0.07	34	0.06	38	0.07	169	0.31

Total write-offs	124	0.20	167	0.29	172	0.30	145	0.26	326	0.59

Recoveries
Greek Residents:
Commercial and industrial			(1)	—			(4)	—		—
Other loans to individuals	(8)	0.01	(2)	—	(11)	0.02	(5)	0.02	(2)	—

Total recovery on loans to Greek residents	(8)	0.01	(3)	—	(11)	0.02	(9)	0.02	(2)	—

Foreign:
Commercial and industrial	(8)	0.01	(3)	0.01	(13)	0.02		—		—
Other loans to individuals	(5)	0.01	(7)	0.01	(10)	0.02		—	(7)	0.01

Total recovery on foreign loans	(13)	0.02	(10)	0.02	(23)	0.04		—	(7)	0.01

Total recoveries	(21)	0.03	(13)	0.02	(34)	0.06	(9)	0.02	(9)	0.02

  Developments in domestic loans write-offs

        Since 2008 in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the expectations of the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans we have postponed legal actions taken against past due customers and modified our write-off policy. This policy change has extended the maximum period from up to three to up to five years before taking write-offs in our unsecured portfolio. In addition we have introduced modification programs for loans more than 90 days past due in order to assist our customers in servicing their debt. These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed. As at December, 31 2015, domestic write-offs amount to EUR 157 million compared to EUR 107 million as at December, 31 2014, and were still influenced by the change in the write-off policy in relation to unsecured portfolios. Domestic write-offs mainly consisted of corporate and small business loans individually assessed which were, either partially written-off, keeping only the secured balance on balance sheet, or written-off completely.

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

  Developments in international loans write-offs

        Turkey and the countries in SEE in which we operate do not face the unprecedented crisis that Greece is currently facing and the enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece and non-accruing loans and write-offs decreased during 2014.

        In 2015, foreign write-offs amount to EUR 169 million and mainly constitute of commercial loans write-offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, in each of the three years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013		2014		2015
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in millions, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	4,596	1.11	5,625	0.77	5,891	0.69
Savings	15,455	0.22	15,592	0.11	15,742	0.06
Time deposits	19,589	3.31	20,864	2.44	15,280	1.87
Interbank	25,781	0.73	15,333	0.14	23,248	0.80
Other	621	3.09	539	2.51	446	1.11
Non-Greek residents or foreigners:
Demand deposits	353	0.81	818	0.81	320	0.81
Savings	19	0.26	174	0.26	26	0.25
Time deposits	159	1.63	1,034	2.30	326	2.29
Interbank	683	0.37	636	0.22	100	0.01
Deposits in foreign banking offices:
Banks located in foreign countries	3,076	1.13	1,806	2.39	233	2.14
Other foreign demand deposits	1,132	1.31	1,305	0.91	1,908	0.46
Other foreign time and savings deposits	5,590	3.94	5,969	2.78	4,457	2.09

Total deposits	77,054	1.58	69,695	1.23	67,977	0.95

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$ 0.1 million or more of the Group's operations by remaining maturity at December 31, 2015. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$ 0.1 million or more has been based on exchange rates at December 31, 2015.

Year ended December 31, 2015
(EUR in millions)
Domestic Operations:(1)
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	26,342
Over 3 through 6 months	1,271
Over 6 through 12 months	709
Over 12 months	3,542

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	31,864

Foreign Operations:
Time certificates of deposit in amounts US$0.1 million or more:
3 months or less	4
Over 3 through 6 months	2
Over 6 through 12 months	1
Over 12 months	17
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	372
Over 3 through 6 months	133
Over 6 through 12 months	177
Over 12 months	214

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	920

(1)
As at December 31, 2015 Domestic Operations did not have any time certificates of deposit in amounts of US$ 0.1 million or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
	(EUR in millions, except percentages)
End of period	1	6	3
Maximum month-end amount during the period	1	6	11
Average amount	1	3	7
Weighted average interest rate	2.48%	6.15%	5.70%

ITEM 4A    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2015.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are one of the largest financial institutions in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10 million deposit accounts, 2 million lending accounts, 527 branches (including the one premium banking branch) and 1,444 ATMs as at December 31, 2015. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB and, since the beginning of 2015, from the ELA of the Bank of Greece.

        On November 3, 2015, the Board of Directors approved the plan (see Item 4.A, "History and Development of the Company—Capital Plan") to proceed with the disposal of our entire stake in our Turkish subsidiary, Finansbank A.S. together with our stake in Finans Leasing, thereby disposing of all of our operations in Turkey. This transaction is expected to close within the first half of 2016, subject to customary regulatory and corporate approvals. As a result, our financial and operating data for the twelve months ended December 31, 2015 have been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank A.S. in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2014, 2013, 2012 and 2011 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets comprise Finansbank A.S., the Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

Key Factors Affecting Our Results of Operations

The Hellenic Republic's Economic Crisis

        The Hellenic Republic's economic crisis and related challenges relating to the state of Greek public finances have been and will continue to be a key factor affecting the Group's results of operations. For further information, see Item 5.D., "Trend Information—The Macroeconomic Environment in the Group's Markets—The Hellenic Republic's Economic Crisis".

  Impairment of Greek government bonds

        For the other-than-temporary impairment assessment of Greek government bonds and the related accounting treatment, see "—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary—Impairment assessment of Greek Government Bonds as at December 31, 2014".

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

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece, in South Eastern Europe ("SEE") and globally. The global economic recovery experienced a downturn in 2015. Global growth decelerated to 3.1% year-over-year in 2015, from 3.4% year-over-year in 2014 (according to International Monetary Fund ("IMF") World Economic Outlook, April 2016) mostly reflecting a recessionary environment in some emerging economies, notably Brazil and Russia, and the gradual transition of the Chinese economy toward a more sustainable, albeit lower, pace of growth. Specifically, Chinese real Gross Domestic Product ("GDP") growth moderated to 6.9% year-over-year, from 7.3% year-over-year in 2014.

        Growth in advanced economies strengthened slightly. Specifically, in the United States ("US"), activity remained resilient with real GDP increasing by 2.4% year-over-year in 2015, the same pace as in 2014, mainly driven by consumer spending. The euro area economy continued to recover as domestic demand found support from lower oil prices, rising employment and improving bank credit conditions. As a result, euro area real GDP accelerated to 1.6% year-over-year in 2015 from 0.9% year-over-year in 2014. Finally, growth in Japan picked up pace due to the gradual improvement in labor income and accommodative financial conditions, with real GDP increasing to 0.5% year-over-year in 2015, from 0.0% year-over-year in 2014.

        Global financial market conditions remained favorable in the beginning of 2015 on the back of accommodative monetary policy, albeit deteriorated significantly in the second half of the year on the back of the unexpected depreciation of the renminbi by the People's Bank of China in August 2015, which intensified concerns vis-à-vis the pace of the Chinese growth slowdown and the efficiency of the Chinese authorities' policies. These concerns contributed to a sharp decline in energy and industrial prices that in turn, impacted the currencies of commodity exporting economies. Developed markets equity indices edged significantly lower since the beginning of the summer, whereas nominal long-term government bond yields declined in major advanced economies (US, Germany, and Japan) due to renewed deflation concerns that more than offset the first interest-rate increase by the US Federal Reserve ("Fed").

        The beginning of 2016 (January–mid February) saw a significant increase in risk aversion as the People's Bank of China allowed the renminbi to depreciate further against the US Dollar and concerns were mounting that tighter financial conditions could signal a significant slowing in the US and euro area economies. As a result, global equities moved sharply lower amid a massive sell-off in bank equity and debt, government bond yields in core markets declined further and corporate bond spreads widened significantly. However, since their mid-February 2016 lows, global equity markets have recovered, as less negative dataflow regarding China and the rebound in oil prices, coupled with the prospect of a gradual only interest rate tightening cycle by the Fed and new policy measures by the ECB (March 2016) supported risk appetite.

        In 2016, the growth rate of the global economy is expected to accelerate only slightly to 3.2% year-over-year (IMF, April 2016). This estimate may change given potential negative economic and political developments, such as a sharper-than-expected slowdown of the Chinese economy that could have negative repercussions in both emerging and advanced economies through confidence and currency channels, as well as commodity prices. Tighter global financial conditions could result in rising risk premia across major asset classes, leading to a persistently higher financial market volatility. In such a case, emerging markets, particularly those with sizeable external imbalances, are exposed, as they could face a sharp reversal in capital flows. Moreover, the euro area economy continues to be constrained by a still stubbornly high unemployment rate, as well as elevated private and government debt levels. Thus, adverse geopolitical (refugees crisis) and/or political (Spain, the UK referendum) risks—if they were to materialize—could harm business and consumer confidence rapidly and derail the fragile euro area recovery. Increased tensions between Ukraine and Russia, in addition to continued geopolitical risks in the Middle East and West Africa cloud the global economic outlook, as well.

        The Fed increased the target for the federal funds interest rate by 25 basis points to 0.25%–0.5% in December 2015, albeit it communicated a gradual and data-dependent tightening path going forward. Increased market turbulence, despite moderating recently, and signs of decelerating global growth is expected to keep the Fed on hold in the short-term. Moreover, the Fed will continue the policy of reinvesting principal payments and to roll-over maturing bonds and agency mortgage-backed securities ("MBSs") thus maintaining an accommodative monetary policy stance. In Europe, the ECB decided, in January 2015, to expand the eligibility of its asset purchase program in order to include euro-denominated sovereign, agency and European Union "EU" institution bonds, on top of asset-backed securities and covered bank bonds. Under this expanded program, the ECB has started purchasing, effectively from March 2015, EUR 60 billion bonds per month. In March 2016, amid heightened deflationary pressures, the ECB lowered its main refinancing rate by 5 basis points to 0.0%, its marginal lending facility rate by 5 basis points to 0.25% and its deposit rate by 10 basis points to –0.4%. In addition, the monthly purchases under the asset purchase program will be expanded to EUR 80 billion until at least March 2017, including also investment grade euro-denominated bonds issued by non-bank corporations. At the same time, the ECB announced a new series of four Targeted Longer-term Refinancing Operations ("TLTROs") conducted quarterly between June 2016 and March 2017 with a four-year maturity in order to revive bank lending toward the private sector (excluding mortgages). Finally, the Bank of Japan ("BoJ") continued the aggressive expansion of its balance sheet mainly through purchases of Japanese Government bonds at an annual pace of JPY 80 trillion. In January 2016, the BoJ cut interest rates into negative territory, adopting a three-tiered interest rate structure which determines the amount of banks' reserves subject to negative rates.

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 33.5% of our loans portfolio at December 31, 2014 to 39.7% at December 31, 2015. We have recorded allowances for loan losses for non-accruing loans as at December 31, 2015, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The effect of the economic crisis in Greece, the implementation of the Third Program and adverse macroeconomic conditions in the countries in which we operate will continued to result in adverse effects on the credit quality of our borrowers, with increasing delinquencies, and defaults and increasing levels of allowances for loan losses. Provisions will continue to negatively affect our net income / (loss) in 2016. We have also provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology".

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

  •
  Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i–v) above.

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

        See Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience". As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-accruing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". Our credit procedures are intended to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have established centralized credit centers (see Item 4. B., "Business Overview—Corporate and Investment Banking—Special Assets Unit ("SAU")", thereby removing the decision-making discretion for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e., restructuring payments and taking additional collateral) to help them meet their payment obligations (see Item 4. B., "Business Overview—Retail Banking—Retail Collections Unit ("RCU")"and also Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process—National Bank of Greece—Corporate Banking".

        Outside of Greece, we are in the process of fully harmonizing credit approval and credit review policies throughout the Group's lending operations. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process".

Eurosystem Funding

        The economic conditions in Greece since 2008 have restricted our access to the international capital markets for funding, increased the cost of such funding and the need for additional collateral requirements in repurchase contracts and other secured funding arrangements, including those with the Eurosystem. The capital markets, particularly for unsecured funding and funding from the short term interbank market, had been effectively closed to all Greek banks since the end of 2009. During 2014, access to financial markets and interbank funding was briefly re-established. However, between December 1, 2014 and June 22, 2015 (just before the implementation of the capital controls), the uncertainty regarding the financial needs of the Greek government resulted in inter bank liabilities not being renewed, and in addition led to significant deposit net outflows of EUR 10.6 billion and the capital markets once again closing to Greek banks. As a result, maturing inter bank liabilities were not renewed, or renewed only at higher costs (for details, see also Item 5.B "Liquidity and Capital Resources"). This resulted in the increase by EUR 9.8 billion in Eurosystem exposure as of December 31, 2015.

        As the Group was principally reliant on the Eurosystem for new funding in 2015, this reliance had an impact on its cost of funding affecting its net interest income for period ended December 31, 2015, due to the increase in ELA funding during 2015(see Item 3.D "Risk Factors—We are currently restricted in our ability to obtain funding in the capital markets and are heavily dependent on the ECB and Bank of Greece, through the ELA, for funding, which access could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds and guarantees"). On July 6, 2015, ECB decided to increase the haircuts on the notes issued or guaranteed by the Hellenic Republic that were posted as collateral to ELA, subsequently lowering the buffer held by the Bank for funding purposes through the ELA mechanism. Furthermore, as at December 31, 2015, the total eligible collateral amounted to EUR 8.4 billion (cash value), of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 8.3 billion was collateral eligible for funding under ELA. Moreover, as at May 4, 2016, the total eligible collateral amounted to EUR 6.2 billion (cash value), of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 6.1 billion was collateral eligible for funding under ELA.

        See also Item 5.A.,"Operating Results—Results of Operations for the year ended December 31, 2015 compared with the year ended December 31, 2014—Net Interest Income before provision for loan losses".

Deposit Base, Wholesale Funding and Higher Deposit Costs

        The Group engages in both customer deposit gathering and wholesale funding activities to finance its assets. The Group offers various kinds of retail and corporate deposit products, which in turn represent the majority of its interest expense. The interest expense depends on the size of its customer deposit base relative to its wholesale debt base, as they are priced independently. Wholesale deposit funding includes interbank borrowing, repurchase agreements, debt issues and bank loan placements.

        Despite the reversals of deposit trends and increases in the Group's customer deposits during 2014, the uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of EUR 8.7 billion occurred between January 1 and June 22, 2015 (just before the implementation of the capital controls). The ongoing crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems for the Greek banks, including NBG, in the future and therefore higher funding cost (see Item 3.D "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—Continuing high outflows of funds from customer deposits could cause an increase in our costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects").

        As at December 31, 2015, the Group's deposits made by Greek residents and foreign customers (excluding interbank deposits) were EUR 42,785 million, a decrease of 15.0% compared to December 31, 2014 (EUR 50,329 million). The Group's deposits in Greece have decreased from EUR 43,429 million as at December 31, 2014 to EUR 36,368 million as at December 31, 2015, a decrease of 16.3%.

        For our deposit base and the funding from the Eurosystem, see Item 5.B "Liquidity and Capital Resources".

Retirement Indemnities—Early Retirement

        In light of the Group's strategy to streamline its operations and maximize efficiency, a Voluntary Retirement Scheme ("VRS") has been implemented. On December 19, 2013, the Bank announced the implementation of the VRS. The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS (see Note 40 to the U.S. GAAP Financial Statements). By taking into account the unpaid leave for these employees, the total VRS expense amounted to EUR 183 million. It is also estimated that the decrease in the Bank's payroll base on a yearly basis will be approximately EUR 155 million.

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

        Additionally, due to the fact that banks intensified their efforts to contain operating costs, especially staff costs, a new collective agreement was signed with the Union of Greek bank employees ("OTOE"), leading to a further cut of about 9% (6% effective in July 2013 and 3% effective in the first quarter of 2014 following the termination of an extra half salary).

        Furthermore, the Bank has committed under the Revised Restructuring (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015")to decrease its Total Full Time Equivalent personnel ("FTEs") in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Based on this commitment, as at December 31, 2015 the Group and the Bank recognized a provision of EUR 118 million, which is presented within "Other Provisions" (see Note 30 to the to the U.S. GAAP Financial Statements)

Pension Reform

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

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. The Group received proceeds of EUR 1 million in 2013, EUR 18 million in 2014 and NIL in 2015 million from disposals of various real estate property holdings. In accordance with the Revised Restructuring Plan we entered in December 2015, we expect to continue divestitures of non-core assets in the future when circumstances permit.

Discontinued operations

        Our selected financial and operating data for the twelve months ended December 31, 2015 have been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2014, 2013, 2012 and 2011 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets comprise Finansbank A.S., the NBGI Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A. Our discontinued operations are described in further detail below.

  •
  Finansbank A.S.:  On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the Finansbank Transaction. On December 21, 2015, the Bank's Board of Directors approved the sale to QNB of the Turkish Operations. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Shareholders approved the transaction, which is also in line with the relevant commitment included in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" it represents a strategic shift that has a major effect on the Group's operations and financial results.

  •
  NBGI Private Equity Funds:  On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of the Private Equity Funds. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in the Private Equity Funds qualifies to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

  •
  Astir Palas Vouliagmenis S.A.:  On February 10, 2014 JERMYN was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Astir SPA was executed on September 17, 2014 between NBG, the HRADF in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Plan in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the Astir SPA. The relevant consultation period (as per the current Astir SPA terms) began on May 11, 2015 and was extended to December 31, 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the Astir SPA dated December 31, 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non-current assets held for sale in accordance with ASC 360 10 45 11 "Long Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

        Consequently, the discussion of our financial performance for 2015 and outlook mainly focuses on the results of the continuing operations.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as at December 31, 2015.

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

Going concern

Liquidity

        During the first half of 2015, as a result of the negotiations between the new Greek government and the European Commission, the European Central Bank ("ECB") and International Monetary Fund ("IMF") (collectively the "Institutions") towards reaching a permanent agreement regarding Hellenic Republic's financing needs, the uncertainty regarding the financing needs of the Hellenic Republic increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and July 2015 of EUR 52.7 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance ("ELA") to above EUR 125.3 billion in July 2015 from EUR 56.0 billion in December 2014, although such funding obligations declined to EUR 107.5 billion in December 2015.

        In part as a response to the substantial contraction in deposits, on June 28, 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until July 19, 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of 60 Euros from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of 420 Euros per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

        During the first half of 2015, the structure of the Bank's liquidity position changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of EUR 8.4 billion, as well as the cancellation of approximately EUR 3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank's counterbalancing capacity. Furthermore, in February 2015, ECB lifted the waiver on accepting notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA. In the height of the liquidity crisis, on June 29, 2015 due to the termination of the negotiations and ECB's decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on July 7, 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank's buffer for ELA refinancing. As a result of the above developments, the Bank's Eurosystem funding increased in the first half of 2015 by EUR 13.3 billion and reached EUR 27.6 billion as at June 30, 2015. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around EUR 5.5 billion, in order to cover further outflows.

        During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by approximately EUR 3.5 billion and ELA funding decreased by approximately EUR 6.1 billion. The main driver for these developments was the Bank's successful share capital increase that was completed in December 2015. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collateral by receiving an amount of EUR 2.7 billion of ESM bonds, under the relevant subscription agreement. Additionally, the Bank further reduced its liabilities through the LME Offers, by replacing all of its long-term debt, except for the covered bonds, with equity. Finally, the Bank's liquidity profile was further strengthened by an increase of approximately EUR 1 billion in its customer deposits and by further deleveraging. In this context, on December 31, 2015, the ECB funding stood at EUR 12.5 billion, while ELA funding was EUR 11.5 billion, amounting to a total exposure to the Eurosystem of EUR 24.0 billion, whereas the Bank's liquidity buffer stood at EUR 8.4 billion (cash value), of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 8.3 billion was collateral that could be posted in order to draw liquidity from ELA. Total Eurosystem funding amounted to EUR 14.2 billion at December 31, 2014, EUR 20.7 billion at December 31, 2013 and EUR 34.7 billion at June 30, 2012, when it reached the highest amount. Furthermore, as of May 4, 2016, Eurosystem funding has decreased to EUR 22.1 billion, of which EUR 11.1 billion through ELA, while additional financial assets of an estimated cash value EUR 6.2 billion (cash value) were available for further liquidity.

Macroeconomic developments

        In view of the severe economic and financial disturbance that appeared to threaten the participation of Greece in the European Monetary Union ("EMU") and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 with a view to restoring confidence and enabling the return of the economy to sustainable growth, and safeguarding the country's financial stability. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM.

        On August 19, 2015—and following the Eurogroup Statement of August 14, 2015—the Board of Governors of the ESM approved the proposal for a Financial Assistance Facility Agreement ("FFA") with Greece, as well as adopted a Memorandum of Understanding ("MoU") with Greece. On August 20, 2015, the first sub-tranche of EUR 13 billion of the new Program (the "Program") was disbursed for covering budget financing and debt servicing needs of the Hellenic Republic, EUR 10 billion in ESM notes, were made immediately available for bank recapitalization and resolution purposes. Following the agreement and legislation of two additional sets of prior actions, the Greek government received another EUR 3 billion related to the first Program installment, in two sub-tranches in November and December 2015. This funding has been used to cover external debt servicing needs and contributed to a normalization of government spending and to the clearance of about EUR 0.5 billion of Government arrears to the domestic private sector (Source: ESM, December 2015 and Ministry of Finance).

        The above developments resulted in the upgrade of Greek sovereign debt by the main rating agencies: S&P raised their rating by two notches to 'CCC+' on July 21, 2015, while Fitch upgraded Greek debt by one notch to 'CCC', on August 18, 2015. On September 25, 2015, Moody's maintained Greece's sovereign rating at 'Caa3' but changed the outlook to stable from negative as it had placed the country's rating on review for further downgrade since July 1, 2015. Finally, S&P Ratings upgraded Greek debt by one notch to 'B–' on January 22, 2016 with a stable outlook, referring to the milder than expected recession and progress made in fiscal and reform targets of the Program as the key determinants of its rating decision (Source: Bloomberg).

        As regards, developments in the Greek sovereign bond yields, the intensifying international headwinds since end-2015 and the delayed completion of the pending first review of the Program in late-2015 and early 2016 pushed the yields on Greek 10-year sovereign bond yields higher in January–February 2016 (by 143 bps to 10.4% on average, in February 2016), following a steady decline between July 2015 and December 2015 (a cumulative fall in 10-year Greek Government Bonds yields of 520 bps) (Source: Bloomberg database).

Capital adequacy

        The Group's CET1 ratio at December 31, 2015 increased to 14.5% (see Note 36 to the U.S. GAAP Financial Statements). Furthermore, on November 13, 2015 the ECB approved the Bank's 2015 Capital Plan targeted to address the Bank's capital shortfall under both the Baseline and the Adverse scenarios of the ECB's 2015 Comprehensive Assessment, as announced on October 31, 2015 (see Note 36 to the U.S. GAAP Financial Statements). Part of the 2015 Capital Plan was the recapitalization completed in December 2015.

Going concern conclusion

        Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities, (b) agreement reached between the Institutions and the Hellenic Republic in July/August 2015, (c) the Bank's and the Group's CET1 ratio of December 31, 2015 and (d) the expected positive impact on the Bank's and the Group's CET1 ratio from the remaining actions included in the 2015 Capital Plan, and in particular the completion of the disposal of Finansbank, expected by June 30, 2016.

        Nevertheless, any significant deterioration of the economic environment due to, for example, adverse developments in the completion of the first review of the Program for the financing of the Hellenic Republic, could have a negative impact on the Bank, including its ability to raise funding through ELA, which may adversely affect the Group's and the Bank's ability to continue as a going concern.

        The resolution of these material uncertainties depend, among other factors, on the successful completion of the first review of the Program, a solution for the financing needs of the Greek government, and the re-establishment of the waiver by the ECB to the use of Greek government bonds as collateral for Eurosystem funding, which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading loss in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as loans, deposits and long-term debt. For more information on financial instruments designated at fair value, see Note 13, Note 20, Note 24 and Note 37 to the U.S. GAAP Financial Statements.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. For over-the-counter derivative instruments, this impact is estimated by calculating a separate Credit Value Adjustment ("CVA") for each counterparty, to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a Debt Value Adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2014 and 2015 amounted to a cumulative gain of EUR 79 million and a cumulative gain of EUR 201 million, respectively. The increase is mainly attributed to a deterioration of the Bank's credit worthiness during the period December 2015 and December 2014. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and are significant to the overall fair value measurement are classified as Level 3 under the fair value hierarchy established in ASC 820 "Fair Value Measurement". Inputs to valuation models are considered unobservable if they are supported by little or no market activity. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers or willing sellers.

        As at December 31, 2015, Level 3 assets amounted to EUR 349 million, which included EUR 13 million in trading assets, EUR 11 million in derivative assets and EUR 325 million in AFS securities. Level 3 assets represent 2.7% of assets measured at fair value (or 0.3% of total assets). As at December 31, 2015 Level 3 liabilities amounted to EUR 6 million, which included EUR 6 million derivative liabilities. Level 3 liabilities represent 0.1% of the liabilities measured at fair value (or 0.0% of total liabilities). Level 3 financial instruments at December 31, 2015 include:

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

  b)
  Debt securities issued by foreign financial institutions and companies incorporated outside Greece, for which the fair value was based on prices obtained from the issuer or determined by the value of the underlying collateral.

  c)
  Greek Government bonds for which the fair value is based on valuation inputs which are not market observable.

  d)
  Equity securities issued by a company incorporated outside Greece, which have been valued based on a quote for the Group's entire shareholding and the extent of such shareholding has been determined by the acquirer based on the Group's accumulated contributions paid to the investee company up to the date of tender.

  e)
  Loans of the Group's discontinued operation for which the Group has elected the fair value option and are valued using discount cash flow valuation techniques incorporating unobservable credit spreads.

        See Note 37 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2015.

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

Impairment assessment of goodwill as at December 31, 2014

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

        The fair values of the reporting units were determined using a combination of valuation techniques consistent with the income approach and the market approach and included the use of independent valuations. For purposes of the income approach, discounted cash flows were calculated by taking the net present value of estimated cash flows. Our discounted cash flow employed a capital asset pricing model in estimating the discount rate (i.e., cost of equity financing) for each reporting unit. The inputs to this model included: risk-free rate of return; beta, a measure of the level of non-diversifiable risk associated with comparable companies for each specific reporting unit; market equity risk premium; and in certain cases an unsystematic (company-specific) risk factor. The unsystematic risk factor is the input that specifically addresses uncertainty related to our projections of earnings and growth, including the uncertainty related to loss expectations. We used our internal forecasts to estimate future cash flows and actual results may differ from forecasted results. Cash flows were discounted using a discount rate based on expected equity return rates. We utilized discount rates that we believe adequately reflected the risk and uncertainty in the financial markets generally and specifically in our internally developed forecasts as of the date the assessment was carried out. Expected rates of equity returns were estimated based on historical market returns and risk/return rates for similar industries and geographies of the reporting unit. For purposes of the market approach, valuations of reporting units were based on actual comparable market transactions and market earnings multiples for similar industries and geographies of the reporting unit. Determination of fair value requires management to make assumptions and use estimates. We believe that the assumptions and estimates used were reasonable and supportable in the then current existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information was available, and management regularly reviewed the operating results of that unit in 2014. The reporting unit where significant goodwill was allocated in 2014 was the Turkish banking operations. The goodwill related to the acquisition of Finansbank.

        Goodwill was tested as at December 31, 2014. In Step 1 of the goodwill impairment test the fair value of the above reporting units was estimated using the income approach and in particular the Dividend Discount Model ("DDM") because (a) the reporting units consisted of subsidiaries of the Group, and therefore their operations were directed by the Group, (b) the DDM incorporated the earnings variability associated with the restructuring of these subsidiaries operations following their acquisition, and (c) the DDM incorporated management's views of the then current near and medium term as well as detailed views of the then current and near future market conditions and strategy.

        The DDM was based on management's forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and discount rates based on observable market long term government bond yields and average industry betas.

        Underlying assumptions to the valuation models were: that the entities comprising these reporting units would remain subsidiaries of the Group, that the general macroeconomic and political conditions in the respective markets would remain stable, that economic activity would continue to grow in the medium term and that the reporting units would continue to be able to fund their operations. The estimated cash flows were updated to reflect the then current management estimates and market conditions.

        For the Turkish banking operations reporting unit the DDM was based on a 6.2% terminal growth rate and 16.6% pre-tax discount rate.

        Based on the results of Step 1 of the impairment test, we determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount by EUR 0.2 billion. The result of the DDM was corroborated with other valuation methods, such as book value, market and transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit, approximated the value derived from the DDM. A 1% increase in the pre-tax discount rate or a 1% decrease in the terminal growth rate would have decreased the fair value by approximately EUR 0.2 billion and EUR 0.2 billion respectively. In addition, a 5% decrease in the forecast amounts available for dividends would have decreased the fair value by approximately EUR 0.2 billion.

        In 2014 we recognized an additional EUR 58 million impairment charges in relation to the private equity business of the Group.

        Further details on this subject are given in Note 3 and Note 17 to the U.S. GAAP Financial Statements.

Impairment of discontinued operations and long-lived assets held for sale as at December 31, 2015

Finansbank

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Shareholders approved the transaction, which is also in line with the relevant commitment included in the Revised Restructuring Plan. The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift that has a major effect on the Group's operations and financial results. Details of the assets and liabilities to be disposed of are disclosed in Note 17 to the U.S. GAAP Financial Statements.

        Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, measured the assets and liabilities of the discontinued operation at the lower of carrying value or fair value less cost to sell and recognized an impairment loss of EUR 5,478 million during the period ended December 31, 2015 of which EUR 1,763 million related to the goodwill and EUR 96 million to intangibles recognized in the Group's consolidated financial statements. For the remaining amount of EUR 3,619 million, a valuation allowance was recorded against long-lived assets held for sale. The carrying amount of the Group's investment in Finansbank for impairment measurement purposes, included the cumulative unrealized foreign currency translation losses of EUR 2,930 million, as required by ASC 830-30-45-13 through 45-15. Once the investment is sold, the cumulative translation loss adjustment will be derecognised from AOCI, thus increasing equity by EUR 2,930 million, with no impact in the income statement.

NBGI Private Equity Funds

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan. Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust and competition authorities. As a result, the investment in Funds qualifies to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met. Details of the assets and liabilities to be disposed of are disclosed in Note 17 to the U.S. GAAP Financial Statements.

        Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, measured the assets and liabilities of the Funds at the lower of carrying value of fair value less cost to sell and recognized an impairment loss of EUR 104 million during the period ended December 31, 2015.

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

        Assumptions are regularly reassessed, with the support of qualified actuaries, in order to reflect recent trends from company's experience and management views. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement. Insurance reserves slightly decreased at EUR 2.1 billion in 2015 compared to EUR 2.2 billion in 2014 following the favorable assumptions for long-duration health contracts.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2015 net periodic pension cost was 2.0% compared to 3.6% for 2014. The rate of compensation decreased from 1.8% in 2014 to 1.6% in 2015. The discount rate decreased from 3.6% in 2014 to 2.0% in 2015. The change in assumptions and the difference between actual outcomes and assumptions resulted in a net actuarial losses of EUR 23 million in 2015. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 40, "Employee Benefit Plans", to the U.S. GAAP Financial Statements.

Other-Than-Temporary-Impairment assessment of Greek government bonds as at December 31, 2015

        Management follows the guidance of ASC 320 and is required to exercise judgment in determining whether an Other-Than-Temporary Impairment ("OTTI") has occurred in securities classified as AFS or HTM. The Group has conducted an assessment of whether the decline in fair value below amortized cost is an OTTI.

        During 2015 the Group recognized OTTI charges for Greek government bonds of EUR 23 million, that were in an unrealized loss position as at December 31, 2015 because the Group sold a portion of these debt securities after year end. The unrealized losses for over one year on the remaining Greek government bonds amounted to EUR 6 million and no OTTI was recognized because the Group has neither the intention nor the expectation that it will be required to sell these securities before recovery of their amortized cost basis and the issuer is expected to continue meeting its contractual obligations.

Other-Than-Temporary-Impairment of other available-for-sale and held-to-maturity financial assets

        If an OTTI is identified, the unrealized losses recorded in accumulated other comprehensive income for the impaired security should be reclassified to net income. More information on assumptions and estimates requiring management judgment relating to the assessment of OTTI is provided in Note 3 to the U.S. GAAP financial statements and details regarding the unrealized losses by type of investment are provided in Note 11 to the U.S. GAAP Financial Statements, together with details regarding the unrealized losses by type of investment.

        For the purposes of assessing the credit quality and collectability of the debt instruments, the Group segregates those securities classified as available-for-sale and held-to-maturity first by issuer type between sovereign, financial institutions and other corporate entities. Each issuer type is then further disaggregated by region to Eurozone, European Union (non-Eurozone) and outside the European Union and emerging market (countries that have been labeled by the IMF as "emerging economies"). Corporate entities are further disaggregated into listed and non-listed. Evidence considered is dependent on the category of the debt.

        At December 31, 2015 the Group has recognized in total EUR 36 million in respect of OTTI charges in the consolidated income statement with respect to debt and equity securities and mutual funds (see Note 11 of the U.S. GAAP Financial Statements), of which an amount of EUR 23 million related to Greek government bonds and EUR 13 million to other available-for-sale and held-to-maturity securities. With respect to the remaining unrealized losses for debt securities, we concluded that the unrealized losses are not other than temporary. To arrive at this conclusion the Group considered that it neither intends nor expects it will be required to sell these securities before the recovery of their amortized cost basis. Furthermore, no credit loss event occurred in respect of the issuers of these debt securities and the issuers are meeting the obligations as per the contractual terms of the securities, therefore we concluded that an OTTI has not occurred.

        For corporate debt securities OTTI charges of EUR 1 million were recognized in relation to a security, for which the Group considered that a credit loss existed, with respect to such security, due to the financial difficulties faced by the issuer. With respect to debt securities issued by other governments and public entities the unrealized losses for over one year of EUR 6 million relate to debt securities issued by the Bulgarian Government, held by our subsidiary in Bulgaria. We consider the unrealized losses insignificant as they represent on average only 2.3% of the amortized cost basis, and that Bulgarian Government will continue to pay in accordance with the contractual terms, and as such an OTTI was not considered necessary as at December 31, 2015.

        With respect to corporate debt securities issued by companies incorporated outside Greece the unrealized losses for over one year of EUR 8 million mainly relate to debt securities issued by large foreign financial institutions for which we consider that they will continue to pay in accordance with the contractual terms. Furthermore, the Group has no intention nor expects to sell these securities before we recover our investment and therefore an OTTI was not considered necessary.

        With respect to debt securities issued by companies incorporated in Greece, the unrealized losses for over one year of EUR 4 million relate to large Greek corporates for which we have concluded that the unrecognized losses are not other than temporary.

        Where cash flows related to an investment are readily determinable, a low level of judgment may be involved. However, where determination of estimated future cash flows requires consideration of a number of variables, some of which may be unobservable, more significant judgment is required. The most significant judgment applied by management relates to OTTI for certain debt securities issued by the Greek and Bulgarian government and by companies incorporated in Greece. For equity securities and mutual funds with significant and prolonged unrealized losses or with an OTTI recognized in previous periods, which were in an unrealized loss position as at December 31, 2015, the Group recognized OTTI charges of EUR 8 million and EUR 4 million respectively.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 198 million at December 31, 2015 (see Note 31 to the U.S. GAAP

Financial Statements) is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis").

        A significant piece of objective negative evidence evaluated was the cumulative tax loss incurred over the years ended December 31, 2008, 2009, 2010, 2012, 2013, 2014 and 2015 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4110/2013 effectively extended the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a five year loss carry forward to an amortization period of 30 annual equal installments.

        Each year management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences. At December 31, 2015 management concluded that due to the existence of history of tax losses it is more appropriate to recognize a valuation allowance of EUR 7,057 million until the Bank returns to profitability.

A.  Operating Results

Results of Operations for the year ended December 31, 2015 compared with the year ended December 31, 2014

        Overview.    For the year ended December 31, 2015 we reported a net loss attributable to NBG shareholders of EUR 8,464 million compared to a net loss of EUR 2,477 million for the year ended December 31, 2014. The increase in the net loss for the year ended December 31, 2015 is mainly attributed to the increase in provision for loan losses due to the deterioration in the quality of the domestic loan portfolio as a result of the intense political uncertainty and adverse economic conditions, to the impairment loss from discontinuing operations which was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in Finansbank which, for impairment purposes, includes the cumulative translation adjustment of EUR 2,930 million and other impairments relating to goodwill associated with our Private Equity Funds operations and the investment in Bulgaria. These losses were partially offset by the significantly improved Net trading gain.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2015 was EUR 1,496 million, a decrease of 6.6% compared to EUR 1,601 million in 2014.

However, net interest margin remained stable at 2.3% for 2015 and 2014. The components of our net interest income after provision for loan losses for 2014 and 2015 are reflected in the following table:

	Year ended December 31,
			2014/2015 Change
	2014	2015
	(EUR in millions)		(%)
Interest Income:
Loans	2,176	1,938	(10.9)
Securities available for sale	193	134	(30.6)
Securities held-to-maturity	116	93	(19.8)
Trading assets	63	66	4.8
Securities purchased under agreements to resell	1	1	—
Interest-bearing deposits with banks	10	7	(30.0)
Other	21	17	(19.0)

Total interest income	2,580	2,256	(12.6)

Interest Expense:
Deposits	(856)	(645)	(24.6)
Securities sold under agreements to repurchase	(21)	(2)	(90.5)
Other borrowed funds	—	(1)	—
Long-term debt	(48)	(59)	22.9
Other	(54)	(53)	(1.9)

Total interest expense	(979)	(760)	(22.4)

Net interest income before provision for loan losses	1,601	1,496	(6.6)
Provision for loan losses	(1,835)	(3,298)	79.7

Net interest income after provision for loan losses	(234)	(1,802)	670.1

        Our total interest income decreased by 12.6% to EUR 2,256 million for 2015, from EUR 2,580 million for 2014. Group interest income from loans in 2015 showed a decrease of 10.9% compared with 2014, reflecting mainly the reduction in lending rates linked to Euribor, the deleveraging of our retail portfolio and the increase in non-accruing loans. Interest income from securities available for sale has significantly decreased, mainly due to decreased yields on floating rate instruments linked to Euribor. The significant increase in the available for sale portfolio mainly derives from the ESM bonds received in the context of the recapitalization of the bank, completed in December 2015, with marginally negative yields resulting in a negligible effect in the net interest income of the Group. Interest income from trading securities has increased in line with the slight increase in the trading portfolio.

        Total interest expense decreased by 22.4% to EUR 760 million for 2015, from EUR 979 million for 2014 due to both lower volumes and deposit yields during the current year. Interest expense on deposits decreased by 24.6% for 2015 compared with 2014. This is mainly attributed to the significant outflow of customer deposits, due to political uncertainty that prevailed in the Greek economy during the year and until the end of June 2015 when capital controls were imposed and to the lower rates paid in 2015 compared with 2014, as a result of the continued downwards repricing of domestic deposits throughout the year. Total deposits increased to EUR 67.6 billion as at December 31, 2015, from EUR 66.1 billion as at December 31, 2014. Deposits from public and private sector excluding interbank, decreased drastically, for the reasons outlined above to EUR 42.8 billion from EUR 50.3 billion representing a decrease of 15.0%. This decrease was counterbalanced by a significant increase in interbank balances of EUR 9.0 billion, to EUR 24.8 billion in 2015 from EUR 15.8 billion in 2014, which includes mainly Eurosystem and ELA funding of EUR 24.0 billion in 2015 from

EUR 14.2 billion in 2014. The decreased interest expense of the Group due to lower volumes and rates paid to customer deposits was abated, by the increased interest expense the Group had as a result of increased ELA funding during the year ended December 31, 2015.

        Indicatively interbank deposits represent 36.7% of total deposits in 2015 from 23.9% in 2014.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 1,835 million in 2014 to EUR 3,298 million in 2015 or an increase of 79.7%. The domestic provision for loan losses charged to the income statement amounted to EUR 3,158 million in 2015 compared to EUR 1,696 million in 2014, or an increase of 86.2%. The increase is due to the deterioration of the quality of our portfolio due to the worse than anticipated performance of the Greek economy and increased political uncertainty. The provision for foreign loans losses charged to the income statement amounted to EUR 140 million in 2015 compared to EUR 139 million in 2014.

        Total impaired loans as at December 31, 2015 amounted to EUR 24,861 million, an increase of EUR 3,621 million from EUR 21,240 million at December 31, 2014. Domestic impaired loans amounted to EUR 22,356 million and foreign impaired loans amounted to EUR 2,505 million, increased by 19.8% and decreased by 2.7% respectively since December 31, 2014 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired loans, increased as at December 31, 2015 as a consequence of the worse than anticipated macroeconomic trend in 2015 (see also, Item 5.D, "Trend Information").

        The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2015, with impaired balances increasing by EUR 1,625 million to EUR 8,937 million as at December 31, 2015 from EUR 7,312 million as at December 31, 2014, mainly due to the substantial impact of the recession on borrowers' debt servicing. Domestic other commercial impaired loans amounted to EUR 6,869 million as at December 31, 2015. Foreign impaired loans as at December 31, 2015 amounted to EUR 2,505 million, decreased by EUR 70 million or 2.7% compared to December 31, 2014.

        The increase in non-accruing domestic loans as at December 31, 2015, by EUR 3,042 million to EUR 19,647 or 18.3% is due to the deterioration of the quality of our portfolio given the aforementioned factors. Foreign non-accruing loans as at December 31, 2015 amounted to EUR 2,205 million, decreased by EUR 21 million or 0.9% compared to December 31, 2014.

        Total write-offs as at December 31, 2015 amounted to EUR 326 million, a decrease of EUR 181 million compared to 2014. Domestic write-offs as at December 31, 2015 amounted to EUR 157 million and foreign write-offs amounted to EUR 169 million, a decrease of 46.7% and a decrease of 344.7% respectively, from the same period in 2014.

Analysis of the change in the allowance for loan losses

	2014	2015
	(EUR in millions)
Balance at beginning of year	7,138	8,792
Provision for loan losses	1,835	3,298
Write-offs	(145)	(326)
Recoveries	9	9

Net Write-offs	(136)	(317)
Sale of impaired loans	(25)	—
Translation differences	(20)	2

Balance at end of year	8,792	11,775

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2015, amounted to EUR 11,775 million, an increase of EUR 2,983 million, or 33.9% compared to December 31, 2014. As at December 31, 2015, allowance for impaired domestic and foreign loans losses amounted to EUR 10,571 million and EUR 973 million respectively, an increase of 38.2% and 0.2% respectively, compared to December 31, 2014.

        The allowance for loan losses as a percentage of total loans increased from 15.7% as at December 31, 2014, to 21.4% as at December 31, 2015. This increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio due to the deterioration in economic conditions.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2015, was 46.4%, higher by 585 basis points from the ratio of 40.6% at December 31, 2014. In the domestic portfolio, the impaired coverage ratio increased by 630 basis points from 41.0% at December 31, 2014 to 47.3% at December 31, 2015. This increase is due to the increased balance of impaired and non-accruing loans and the higher loss rates applied to the impaired domestic portfolio. The impaired coverage ratio for the foreign portfolio at December 31, 2015, decreased by 117 basis points since December 31, 2014, from 38.8% to 37.7%.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2015, was 52.8%, higher by 705 basis points from the ratio of 45.8% at December 31, 2014.

        The non-accruing coverage ratio for the foreign portfolio decreased by 51 basis points since December 31, 2014.

	Year ended December 31,
Components of allowances for loan losses	2014	2015	2014/2015	Change
	(EUR in millions)			%
Specific allowances	2,330	3,708	1,378	59.1
Coefficient analysis	330	740	410	124.2
Homogeneous analysis	5,128	6,351	1,223	23.8
Foreign loans	1,004	976	–28	(2.8)

Total loan loss allowances	8,792	11,775	2,983	33.9

        All domestic components of our loan allowances for loan losses have increased during 2015, except Foreign loans.

        Homogeneous allowances increased from EUR 5,128 million as at December 31, 2014 to EUR 6,351 million as at December 31, 2015. This is in line with the increase of our retail non-accruing loans during the same period.

        Specific allowances increased during 2015 from EUR 2,330 million as at December 31, 2014, to EUR 3,708 million as at December 31, 2015. Specific allowances mainly include corporate loans, as well as small business loans to a lesser extent. This increase is mainly attributable to updated, lower collateral valuations and downward revision of expected cash flows from borrowers' operating activities.

        Coefficient allowances increased from EUR 330 million as at December 31, 2014, to EUR 740 million as at December 31, 2015, also reflecting the increase of our non-accruing loans and increased loss rates.

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

Write-offs

        Domestic write-offs mainly consist of corporate and small business loans individually assessed which have been written-off partially and amounts written off based on restructuring agreements that the obligors adhered to, therefore keeping only the secured balance on balance sheet, or in total.

        Non-interest Income.    Non-interest income in 2015 was EUR 1,140 million, compared to non-interest loss of EUR 60 million for 2014. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2014 and 2015:

	Year ended December 31,
			2014/2015 Change
	2014	2015
	(EUR in millions)		(%)
Credit card fees	39	48	23.1
Service charges on deposit accounts	29	26	(10.3)
Other fees and commissions	312	274	(12.2)
Net trading gains / (losses)	(1,091)	215	119.7
Equity in earnings of investees and realized gains/(losses) on disposals	8	5	(37.5)
Income from insurance operations	508	477	(6.1)
Other	165	129	(21.8)

Total non-interest income / (loss) excluding gains / (losses) on investment securities	(30)	1,174	4,013.3

Net realized gains/(losses) on sales of available-for-sale securities	96	2	(97.9)
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(6)	(36)	500.0

Net gains / (losses) on available for sale and held to maturity securities	90	(34)	(137.8)

Total non-interest income / (loss)	60	1,140	1,800.0

        The Group engages mainly in vanilla interest rate swaps in order to hedge economically its exposure to interest rates in the long term. The loss of EUR 1,091 million in 2014 was mainly due to the fact that during 2014, interest rates, especially in the long end of the curve (10 to 25 year tenors) declined significantly resulting in a significant loss in our derivatives positions. The gain of EUR 215 million for the year ended December 31, 2015 was mainly due to the fact that the respective tenors of yield curves increased slightly during the current year, creating a moderate gain for the year then ended. Additionally net trading income for 2015 includes significant gains from the bilateral CVA on our derivative positions (net derivative liability position), as a result of the deterioration of NBG creditworthiness during 2015.

        Other-Than-Temporary-Impairment in 2015 consists of OTTI charges of EUR 23 million for Greek government bonds, which as at December 31, 2015 were in an unrealized loss position and the Group sold a portion of these bonds subsequent to year end. Furthermore, in 2015 EUR 8 million OTTI was recognized for all equity securities for which either prolonged and significant unrealized losses existed as at December 31, 2015 or an OTTI was recognized in previous periods and as at December 31, 2015 were in an unrealized loss position, as well as OTTI charges of EUR 1 million for a corporate debt security for which the Group considered that a credit loss existed, due to the financial difficulties faced by the issuer (see Note 11 to the U.S. GAAP Financial Statements). Additionally, an OTTI of EUR 4 million in the current period was recognized for mutual funds which presented prolonged and significant unrealized losses as at December 31, 2015. Income from insurance operations has slightly decreased in 2015, to EUR 477 million from EUR 508 million compared to 2014, mainly due to lower gross written premiums in the motor line of business, as a result of the difficulties that the Greek economy faces.

        Non-interest Expense.    Non-interest expense in 2015 was EUR 2,640 million, decreased by 9.8% compared with EUR 2,405 million for 2014.

	Year ended December 31,
			2014/2015 Change
	2014	2015
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	818	806	(1.5)
Occupancy and equipment expense	96	93	(3.1)
Amortization and depreciation	120	124	3.3
Impairment of goodwill	58	221	281.0
Insurance claims, reserves movement, commissions and reinsurance premium ceded	256	306	19.5
Other non-interest expense and deposit insurance premium	1,057	1,090	3.1

Total non-interest expense	2,405	2,640	9.8

        Salaries, employee benefits and voluntary early retirement schemes decreased slightly by 1.5% and amounted to EUR 806 million in 2015 from EUR 818 million in 2014. This slight decrease is attributed to the continuous efforts of the Group for effectively controlling wages and related employee benefits costs.

        Impairment of goodwill of EUR 221 million in 2015 and EUR 58 million in 2014, relates mainly to our private equity business (see Note 17 to the U.S. GAAP Financial Statements) and to our operations in Bulgaria (see note 14 to the U.S. GAAP Financial Statements).

        Insurance claims, reserves movement, commissions and reinsurance premium ceded increased by 19.5% in 2015, compared to 2014, primarily due to the lower insurance reserves in health compared to 2014, resulting from the decrease of the related portfolio and the revision of the assumptions.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2015, the Group reported loss before income tax of EUR 3,302 million compared to loss before income tax of EUR 2,579 million in 2014.

        Income Tax Expense.    In 2015, we recognized a current tax expense of EUR 77 million and a deferred tax benefit of EUR 35 million compared to a current tax expense of EUR 2 million and a deferred tax expense of EUR 61 million in 2014. Our total tax expense in 2015 amounted to EUR 42 million compared to EUR 63 million in 2014. The applicable Greek statutory corporation income tax rate for 2015 increased to 29% from 26% for 2014.

        Net Income/(Loss) Attributable to from continuing operations.    For the reasons discussed above, net loss from continuing operations was EUR 3,344 million for 2015, compared to net income loss of EUR 2,642 million for 2014.

        Net Income/(Loss) Attributable to from discontinuing operations.    Net loss from discontinued operations for the year ended December 31, 2015 amounted to EUR 5,123 million while for the year ended December 31, 2014 net income from discontinued operations amounted to EUR 169 million. For the year ended December 31, 2015, the loss from discontinuing operations included an impairment loss of EUR 5,478 million which was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in Finansbank which, for impairment purposes, includes the cumulative translation adjustment of EUR 2,930 million.

        Net Income/(Loss) Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 8,464 million for 2015, compared to EUR 2,477 million for 2014.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central Bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. As at December 31, 2015, 9.3% of the Group's liabilities, excluding liabilities directly associated with long-lived assets classified as held for sale and 11.4% of the Group's assets excluding long-lived assets classified as held for sale were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013

        Overview.    In 2014, the Group reported a net loss attributable to NBG shareholders of EUR 2,477 million compared to a net income of EUR 37 million in 2013. Our net loss for the year ended December 31, 2014 is mainly attributed to the significant increase in provision for loan losses due to the intense political uncertainty and continuing challenging economic conditions and the significant losses on derivatives. Income from discontinued operations contributed positively to Group's net income for the year 2014, albeit to a significant lesser extent than in 2013, mainly due to losses on derivatives due to the gradual decline in Turkish interest rates over 2014 and the adverse effect from the depreciation of the local currency.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2014 was EUR 1,601 million, showing an increase of 2.5% compared to EUR 1,562 million in

2013. Net interest margin remained stable at 2,3% for 2014 and 2013. The components of our net interest income after provision for loan losses for 2013 and 2014 are reflected in the following table:

	Year ended December 31,
			2013/2014 Change
	2013	2014
	(EUR in millions)		(%)
Interest Income:
Loans	2,357	2,176	(7.7)
Securities available for sale	204	193	(5.4)
Securities held-to-maturity	95	116	22.1
Trading assets	117	63	(46.2)
Securities purchased under agreements to resell	3	1	(66.7)
Interest-bearing deposits with banks	17	10	(41.2)
Other	31	21	(32.3)

Total interest income	2,824	2,580	(8.6)

Interest Expense:
Deposits	(1,219)	(856)	(29.8)
Securities sold under agreements to repurchase	(18)	(21)	16.7
Long-term debt	(18)	(48)	166.7
Other	(7)	(54)	671.4

Total interest expense	(1,262)	(979)	(22.4)

Net interest income before provision for loan losses	1,562	1,601	2.5
Provision for loan losses	(633)	(1,835)	189.9

Net interest income after provision for loan losses	929	(234)	(125.2)

        Our total interest income decreased by 8.6% to EUR 2,580 million for 2014, from EUR 2,824 million for 2013. Group interest income from loans in 2014 showed a decrease of 7.7% compared with 2013, reflecting mainly the reduction in the lending rates linked to Euribor and the increase in non-accruing loans. Furthermore, the decrease in our interest income from securities available for sale and trading assets derives mainly from the decrease in our position in Greek government bonds and the decrease in the yields of treasury bills.

        Total interest expense decreased by 22.4% to EUR 979 million for 2014, from EUR 1,262 million for 2013, mainly due to the decrease of the reliance on Eurosystem funding through ELA as compared to ECB funding and due to the lower deposit yields. Interest expense on deposits decreased by 29.8% for 2014 compared with 2013. This is mainly attributed to lower rates paid to interest bearing deposits in 2014 compared with 2013, as a result of the continued downwards repricing of domestic deposits throughout the year. Total deposits decreased to EUR 66.1 billion as at December 31, 2014, from EUR 72.1 billion as at December 31, 2013. This fluctuation was a result of the reduction in interbank balances, which decreased from EUR 22.0 billion in 2013 to EUR 15.8 billion as at December 31, 2014. The balances include the Eurosystem funding which amounted to EUR 20.7 billion and EUR 14.2 billion in 2013 and 2014 respectively. Indicatively interbank deposits represented 23.9% of total deposits, as at December 31, 2014 compared to 30.6% as at 31 December 31, 2013.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 633 million in 2013, to EUR 1,835 million in 2014, or 189.9%. The domestic provision for loan losses charged to the income statement amounted to EUR 1,696 million in 2014 compared to EUR 541 million in 2013, or an increase of 213.5%. The increase is mainly attributable to the worse than anticipated trend in the

Greek economy and the increased financial uncertainty affecting the domestic portfolio. The provision for foreign loans losses charged to the income statement amounted to EUR 139 million as at December 31, 2014 compared to EUR 92 million as at December 31, 2013.

        Total impaired loans as at December 31, 2014 amounted to EUR 21,240 million, an increase of EUR 563 million from EUR 20,677 at December 31, 2013. Domestic impaired loans amounted to EUR 18,665 million and foreign impaired loans amounted to EUR 2,575 million, increasing by 6.2% and decreasing by 16.9% respectively since December 31, 2013 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired loans, increased as at December 31, 2014 as a consequence of the worse than anticipated macroeconomic trend in 2014 (see also, Item 5.D, "Trend information").

        The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2014, with impaired balances increasing by EUR 141 million to EUR 7,312 million as at December 31, 2014 from EUR 7,171 million as at December 31, 2013, mainly due to the substantial impact of the recession on borrowers' debt servicing. Domestic other commercial impaired loans amounted to EUR 5,108 million as at December 31, 2014.

        The increase in non-accruing domestic loans as at December 31, 2014, by EUR 713 million or 4.5%, as to the deterioration of the quality of our portfolio given the aforementioned factors. Foreign non-accruing loans as at December 31, 2014, amounted to EUR 2,226 million, decreased by EUR 19 million or 0.8% compared to December 31, 2013.

        Foreign impaired loans as at December 31, 2014, amounted to EUR 2,575 million, decreased by EUR 522 million or 16.9% compared to December 31, 2013.

        Total write-offs as at December 31, 2014, amounted to EUR 145 million, a decrease of EUR 27 million compared to 2013. Domestic write-offs as at December 31, 2014, amounted to EUR 107 million and foreign write-offs amounted to EUR 38 million, a decrease of 22.5% and an increase of 11.8% respectively, from the same period in 2013.

Analysis of the change in the allowance for loan losses

	2013	2014
	(EUR in millions)
Balance at beginning of year	6,650	7,138
Provision for loan losses	633	1,835
Write-offs	(172)	(145)
Recoveries	34	9

Net Write-offs	(138)	(136)
Sale of impaired loans	—	(25)
Translation differences	(7)	(20)

Balance at end of year	7,138	8,792

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2014, amounted to EUR 8,792 million, an increase of EUR 1,654 million, or 23.2% compared to December 31, 2013. As at December 31, 2014, allowance for impaired domestic and foreign loans losses amounted to EUR 7,650 million and EUR 970 million respectively, an increase of 24.8% and 8.9% respectively, compared to December 31, 2013.

        The allowance for loan losses as a percentage of total loans increased from 12.4% as at December 31, 2013, to 15.6% as at December 31, 2014. This increase reflects the increased balance of impaired and non-accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2014, was 40.6%, higher by 663 basis points from the ratio of 34.0% at December 31, 2013. In the domestic portfolio, the impaired coverage ratio increased by 611 basis points from 34.9% at December 31, 2013 to 41.0% at December 31, 2014. This increase is due to the increased balance of impaired and non-accruing loans and the higher loss rate applied to the impaired domestic portfolio.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2014, was 45.8%, higher by 708 basis points from the ratio of 38.7% at December 31, 2013.

        The impaired coverage ratio for the foreign portfolio at December 31, 2014 increased by 894 basis points since December 31, 2013, and the non-accruing coverage ratio for the foreign portfolio increased by 393 basis points since December 31, 2013, as a result of the higher loss rates applied to foreign impaired and non-accruing loans.

	Year ended December 31,
			2013/2014 Change
Components of allowances for loan losses	2013	2014
	(EUR in millions)			%
Specific allowances	1,808	2,330	522	28.9
Coefficient analysis	242	330	88	36.4
Homogeneous analysis	4,159	5,128	969	23.3
Foreign loans	928	1,004	76	8.2

Total loan loss allowances	7,137	8,792	1,655	23.2

        All components of our loan allowances for loan losses have increased during 2014.

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

        When we determine the amount of allowance for loan losses for our pool of homogeneous loans, loss rates are applied. These loss rates have been produced by our risk models, which collect historical evidence of recoveries spanning across many years. Our analysis of past data has demonstrated that for the domestic portfolio we collect insignificant amounts from the unsecured portion of our portfolio after a period of five years after the loan agreement is legally terminated. Therefore, for this portion of past due loans a 100% allowance for loan losses is recorded, which represents a full reserve. A write-off might not have been made since legal actions may still be pending.

Write-offs

        Domestic write-offs mainly consist of corporate and small business loans individually assessed which have been written-off partially, therefore keeping only the secured balance on balance sheet, or in total.

        Non-interest Income.    Non-interest income in 2014 was EUR 60 million, compared to EUR 1,197 million for 2013, driven primarily by a net trading loss in 2014 resulting from valuation of our interest rate swaps. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2013 and 2014:

	Year ended December 31,
			2013/2014 Change
	2013	2014
	(EUR in millions)		(%)
Credit card fees	40	39	(2.5)
Service charges on deposit accounts	28	29	3.6
Other fees and commissions	311	312	0.3
Net trading gains / (losses)	114	(1,091)	(1,057.0)
Equity in earnings of investees and realized gains / (losses) on disposals	10	8	(20.0)
Income from insurance operations	514	508	(1.2)
Other	277	165	–40.4
Total non-interest income / (loss) excluding gains / (losses) on investment securities	1,294	(30)	(102.3)
Net realized gains / (losses) on sales of available-for-sale securities	189	96	(49.2)
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(286)	(6)	(97.9)
Net gains / (losses) on available for sale and held to maturity securities	(97)	90	(192.8)
Total non-interest income / (loss)	1,197	60	(95.0)

        Net trading losses increased to EUR 1,091 million in 2014 from gains of EUR 114 million in 2013. The Group engages mainly in vanilla interest rate swaps in order to hedge economically its exposure to interest rates in the long term. The loss of EUR 1,091 million in 2014 was mainly due to the fact that during 2014, interest rates, especially in the long end of the curve (10 to 25 year tenors) declined significantly resulting in a significant loss in our derivatives positions. Other-Than-Temporary-Impairment in 2014 consists of OTTI charges of EUR 5 million for all equity securities for which an OTTI was recognized in previous periods and as at December 31, 2014, were in an unrealized loss position as well as OTTI charges of EUR 1 million for a corporate debt security for which the Group considered that a credit loss existed, due to the financial difficulties faced by the issuer (see Note 11 to the U.S. GAAP Financial Statements). Income from insurance operations has stabilized in 2014, decreasing only slightly by EUR 6 million to EUR 508 million compared to 2013, due mainly to the lower gross written premiums in the motor line of business, as a result of the difficulties that the Greek economy faces.

        Non-interest Expense.    Non-interest expense in 2014 was EUR 2,405 million, decreased by 10.4% compared to EUR 2,685 million for 2013.

	Year ended December 31,
			2013/2014 Change
	2013	2014
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	1,128	818	(27,5)
Occupancy and equipment expense	96	96	—
Amortization and depreciation	127	120	(5,5)
Impairment of goodwill	9	58	544,4
Insurance claims, reserves movement, commissions and reinsurance premium ceded	531	256	(51,8)
Other non-interest expense and deposit insurance premium	794	1057	33.1
Total non-interest expense	2,685	2,405	(10.4)

        Salaries, employee benefits and voluntary early retirement schemes decreased by 27.5% and amounted to EUR 818 million in 2014 from EUR 1,128 million in 2013. This decrease is mainly attributed to the savings in 2014 from the results of the voluntary retirement scheme that the Group implemented in Greece during December 2013, in which more than 2,500 employees participated and the cost of the VRS of EUR 183 million being included in 2013.

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

        Income/(Loss) Before Income tax.    As a result of the above, in 2014 the Group reported a net loss of EUR 2,579 million compared to EUR 559 million in 2013.

        Income Tax Expense.    In 2014, we recognized a current tax expense of EUR 2 million and a deferred tax expense of EUR 61 million compared to a current tax expense of EUR 35 million and a deferred tax benefit of EUR 15 million in 2013. Our total tax expense in 2014 amounted to EUR 63 million compared to EUR 20 million in 2013. The applicable Greek statutory corporation income tax rate for 2014 and 2013 was 26%.

        Income/(Loss) from continuing operations.    As a result of the above, in 2014, the Group reported loss of EUR 2,642 million compared to income before income tax of EUR 579 million in 2013.

        Income/(Loss) from discontinuing operations.    Net income from discontinued operations decreased in the year ended December 31, 2014 to EUR 169 million from EUR 648 for the year ended December 31, 2013.

        Net Income/(Loss) Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 2,477 million for 2014, compared to net income of EUR 37 million for 2013.

        Exchange Rate Exposure.    As at December 31, 2014, 10.4% of the Group's liabilities excluding liabilities directly associated with long-lived assets classified as held for sale and 11.2% of the Group's assets excluding long-lived assets classified as held for sale were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

        In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013), in 2014 the Bank established a Special Assets Unit division.

Global Markets and Asset Management

        Global Markets and Asset Management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SEE.

International Banking Operations

        The Group's international banking activities, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	521	601	176	101	45	332	—	129	1,905
Net fee and commission income	81	83	7	(175)	4	95	—	(2)	93
Other	10	(13)	(12)	(72)	80	14	—	(33)	(26)

Total operating income	612	671	171	(146)	129	441	—	94	1,972

Direct costs	(436)	(47)	(9)	(46)	(83)	(259)	—	(42)	(922)
Allocated costs and provisions	(1,829)	(1,106)	(848)	(127)	(28)	(167)	—	(537)	(4,642)
Share of profit of equity method investments	—	—	—	1	1	1	—	—	3

Profit / (Loss) before tax	(1,653)	(482)	(686)	(318)	19	16	—	(485)	(3,589)

Segment assets as at December 31, 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Discontinued Operations and Long Lived Assets held for Sale									27,767

Total assets									111,232

Segment liabilities as at December 31, 2015
Segment liabilities	35,240	120	79	24,925	2,259	6,963	—	8,160	77,746
Deferred tax liabilities and Current income tax advance									19
Liabilities associated with Long Lived assets held for sale									23,643

Total liabilities									101,408

Other Segment items
Depreciation and amortization(1)	10	3	—	1	9	21	—	77	121
Credit provisions and other impairment charges	1,548	1,069	826	(10)	34	155	—	641	4,263
Non-current assets additions	7	9	—	4	5	20	—	134	179

Presentation of SAU segment incorporated into the retail and corporate business segments.

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	559	739	—	101	45	332		129	1,905
Net fee and commission income	82	89	—	(175)	4	95		(2)	93
Other	5	(20)	—	(72)	80	14		(33)	(26)

Total operating income	646	808	—	(146)	129	441	—	94	1,972

Direct costs	(440)	(52)	—	(46)	(83)	(259)		(42)	(922)
Allocated costs and provisions	(2,022)	(1,761)	—	(127)	(28)	(167)		(537)	(4,642)
Share of profit of equity method investments	—	—	—	1	1	1			3

Profit / (Loss) before tax	(1,816)	(1,005)	—	(318)	19	16	—	(485)	(3,589)

Segment assets as at December 31,
Segment assets	20,453	13,027	—	13,000	2,756	9,557		18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Discontinued Operations and Long Lived Assets held for Sale									27,767

Total assets									111,232

Segment liabilities as at December 31, 2015
Segment liabilities	35,250	189	—	24,925	2,259	6,963		8,160	77,746
Deferred tax liabilities and Current income tax advance									19
Liabilities associated with Long Lived assets held for sale									23,643

Total liabilities									101,408

Other Segment items
Depreciation and amortization(1)	10	3	—	1	9	21		77	121
Credit provisions and other impairment charges	1,734	1,709	—	(10)	34	155		641	4,263
Non-current assets additions	7	9	—	4	5	20		134	179

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	—	189	55	319	—	119	1,998
Net fee and commission income / (loss)	72	98	—	(125)	5	93	—	(4)	139
Other	23	(63)	—	(105)	103	14	—	(45)	(73)

Total operating income / (loss)	668	778	—	(41)	163	426	—	70	2,064

Direct costs	(456)	(47)	—	(50)	(90)	(253)	—	(52)	(948)
Allocated costs and provisions	(1,569)	(755)	—	(66)	(9)	(128)	—	(405)	(2,932)
Share of profit of equity method investments	—	—	—	(2)	1	1	—	1	1

Profit / (Loss) before tax	(1,357)	(24)	—	(159)	65	46	—	(386)	(1,815)

Segment assets as at December 31, 2014
Segment assets	22,227	12,177	2,587	11,261	2,613	9,427	27,220	23,154	110,666
Deferred tax assets and Current income tax advance									4,546

Total assets									115,212

Segment liabilities as at December 31, 2014
Segment liabilities	37,913	909	101	25,127	2,092	7,582	22,754	8,149	104,627
Deferred tax liabilities and Current income tax advance									119

Total liabilities									104,746

Other Segment items
Depreciation and amortization(1)	14	3	—	1	8	24	—	79	129
Credit provisions and other impairment charges	1,287	694	—	—	59	127	—	356	2,523
Non-current assets additions	5	13	—	32	4	37	418	340	849

        To facilitate the comparison of the segment analysis for the year ended December 31, 2014 with the year ended December 31, 2013 we present the 2014 segment including discontinued operations.

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	—	189	55	315	1,139	115	3,129
Net fee and commission income / (loss)	72	98	—	(125)	5	93	393	(5)	531
Other	23	(63)	—	(106)	103	14	(24)	(43)	(96)

Total operating income / (loss)	668	778	—	(42)	163	422	1,508	67	3,564

Direct costs	(456)	(47)	—	(50)	(90)	(253)	(764)	(52)	(1,712)
Allocated costs and provisions	(1,569)	(755)	—	(66)	(9)	(125)	(347)	(404)	(3,275)
Share of profit of equity method investments	—	—	—	(2)	1	1	1	—	1

Profit / (Loss) before tax	(1,357)	(24)	—	(160)	65	45	398	(389)	(1,422)

Segment assets as at December 31,
Segment assets	22,821	14,170	—	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance									4,546

Total assets									115,464

Segment liabilities as at December 31, 2014
Segment liabilities	38,014	909	—	25,127	2,344	7,582	22,754	8,149	104,879
Deferred tax liabilities and Current income tax advance									119

Total liabilities									104,998

Other Segment items
Depreciation and amortization(1)	14	3	—	1	8	24	75	81	206
Credit provisions and other impairment charges	1,287	694	—	—	61	128	342	353	2,865
Non-current assets additions	5	13	—	32	4	37	418	340	849

Business Segments for the year ended December 31, 2013 have not been restated to exclude discontinued operations, because these were not presented under IFRS for comparison purposes.

12-month period ended December 31, 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	619	696	(101)	84	299	1,299	261	3,157
Net fee and commission income / (loss)	75	90	(140)	7	90	401	6	529
Other	—	(46)	28	102	15	44	(58)	85

Total operating income / (loss)	694	740	(213)	193	404	1,744	209	3,771

Direct costs	(569)	(50)	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—	(4)	1	1	(3)	—	(5)

Profit / (loss) before tax	(989)	269	256	110	28	544	(397)	(179)

Segment assets as at December 31, 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,768	108,075
Tax assets								2,855

Total assets								110,930

Segment liabilities as at December 31, 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Deferred tax liabilities and Current income tax advance								99

Total liabilities								103,056

Other Segment items
Depreciation and amortization(1)	17	3	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	(548)	(17)	114	339	314	1,373
Non- current assets additions	4	27	—	3	22	102	54	212

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment analysis for year ended December 31, 2015 compared to the year ended December 31, 2014 based on IFRS

        The Group's overall increase in loss before tax for the year ended December 31, 2015 is primarily attributed to the significantly increased credit provisions and other impairment charges of EUR 4,263 million in 2015 compared to EUR 2,523 million in 2014, driven mainly by the political uncertainty and the resulting difficulties that the Greek economy faced during 2015 which has adversely affected the credit quality of our loan portfolio and real estate valuations.

        Loss before tax in our retail banking segment for the year ended December 31, 2015 increased significantly to EUR 1,816 million from EUR 1,357 million. The increase in the loss before tax is mainly due to increased credit provisions which amounted to EUR 1,734 million for the year ended December 31, 2015 compared to EUR 1,287 million in 2014. On the other hand, costs were slightly improved to EUR 440 million in 2015 from EUR 456 in 2014, reflecting efforts of the Group for controlling costs and fully offsetting respective decrease in Net Interest Income which amounted to EUR 559 million for the year ended December 31, 2015 from EUR 573 million in 2014. The deleveraging of the retail portfolio also continued in 2015. The Bank continued its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, instalment ceilings, interest rate caps and extended loan maturities.

        The loss before tax in our Corporate & Investment banking segment increased to EUR 1,005 million for the year ended December 31, 2015 from EUR 24 million in 2014. The increase is mainly attributable to the increase in credit provisions from EUR 686 million in 2014 to EUR 1,695 million in 2015, as a result of the political uncertainty and the resulting unfavourable macroeconomic conditions for the Greek economy. Net Interest Income has remained stable during the year ended December 31, 2015 and amounted to EUR 739 million compared to EUR 743 million for the year ended December 31, 2014. The Bank still retains its conservative approach to new commercial lending, with a greater focus on healthy and larger corporate borrowers that it perceives to be lower-risk. Costs increased for the year ended December 31, 2015 by 10.6% amounting to EUR 52 million from EUR 47 million for the year ended December 31, 2014, reflecting efforts of the Group to continue to control costs over all its segments.

        Loss before tax from global markets and asset management segment amounted to EUR 318 million in the year ended December 31, 2015, compared to EUR 159 million for the year ended December 31, 2014. This is mainly attributed to increased ELA funding cost during 2015 which on average amounted to 1.32% when compared to ECB funding used during 2014 with an average cost of 0.05%. This resulted in significantly decreased Net Interest Income which amounted to EUR 101 million in 2015 from EUR 189 million in 2014. Increased impairment charges from our asset management business relating mainly to the disposal of our private equity business which amounted to EUR 104 million for the year 2015 also contribute to the deteriorated performance on a year- on-year basis.

        The profit before tax in our insurance segment was EUR 19 million in the year ended December 31, 2015 compared to EUR 65 million in the year ended December 31, 2014. The decrease is primarily attributed to the decrease in net interest income reflecting mainly lower yields of treasury bills and the decreased yields on floating rate instruments linked with Euribor. Additionally, one-off litigation claims of the particular segment have further deteriorated the insurance business annual performance.

        Profit before tax in our International banking operations decreased to EUR 16 million in 2015, from profit before tax of EUR 46 million in 2014 mainly due to increased provision and other impairment charges. Credit provisions for the year ended December 31, 2015 amounted to EUR 147 million compared to EUR 121 million for the year ended December 31, 2014 despite the marginal reduction of +90dpd loans, thereby increasing our coverage ratio by 3.00 percentage points to 57.4% from 54.4% in 2014. The marginal increase in our Net interest income to EUR 332 million in 2015 from EUR 319 million in 2014, cannot offset the increased credit provision charges.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The loss before tax in this segment for the year ended December 31, 2015 amounted to EUR 485 million and to EUR 386 million for the year ended in December 31, 2014.

Segment analysis for year ended December 31, 2014 compared to the year ended December 31, 2013 based on IFRS

        The Group's overall increase in loss before tax for the year ended December 31, 2014 primarily reflects the increase in credit provisions and other impairment charges of EUR 2,865 million compared to EUR 1,373 million for the year ended December 31, 2013 despite the reduced growth rate in +90 dpd during 2014.

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

        The profit before tax in our insurance segment was EUR 65 million in the year ended December 31, 2014 compared to EUR 110 million in the year ended December 31, 2013. The decrease was principally due to decreasing interest rates and time deposits balances for the year ended December 31, 2014 resulting in reduced interest income, which is partially compensated by increased Insurance result. The increased Insurance result was driven by the control of claims costs primarily in the Life and Motor lines of business, the effective management of the investments portfolio, the development and promotion of new products, the reinforcement of the sales network and the effective containment of operating expenses by developing synergies with the Bank. Furthermore the one-off impairment charge reversal on corporate debt securities resulted in EUR 14 million in allocated costs and provisions for the period ended December 31, 2013 compared to EUR 9 million for the year ended December 31, 2014.

        Profit before tax in our International banking operations increased to EUR 45 million in 2014, from profit before tax of EUR 28 million in 2013, due to increased total income by EUR 18 million from EUR 404 million in 2013 to EUR 422 million in 2014. Credit provisions and other impairment charges increased to EUR 128 million in 2014, from EUR 114 million in 2013 despite the marginal reduction in the growth rate of +90 dpd, increasing the coverage ratio by 2.5 percentage points to 54.4%. Also, during the year ended December 31, 2014 a further decrease was achieved in costs excluding credit provisions and other impairment charges and depreciation and amortisation, which amounted to EUR 226 million, as compared to EUR 236 million for the year ended December 31, 2013.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The loss before tax in this segment for the year ended December 31, 2014 amounted to EUR 389 million which is in line with the previous year.

B.  Liquidity and Capital Resources

Liquidity Management

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations and the TLTROs with ECB as well as through ELA mechanism with the Bank of Greece, repurchase agreements in the interbank market and long term debt, excluding liabilities directly associated with long-lived assets classified as held for sale and summarized as follows:

	As at December 31,
	2013	2014	2015
	(EUR in million)
Eurosystem	20,700	14,240	24,029
ECB	20,700	14,240	12,529
ELA	—	—	11,500
Total deposits excluding Eurosystem	51,436	51,866	43,535
Long-term debt	1,460	2,385	1,596

Total principal sources of liquidity	73,596	68,491	69,160

        ECB funding is collateralized mainly by EFSF/ESM bonds received from HFSF, whereas ELA funding is collateralized mainly by notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of the Bank's participation in the Hellenic Republic Bank Support Plan, as well as by Greek government bonds, treasury bills and loans. As at December 31, 2015, collateral with nominal value of EUR 12.9 billion (December 31, 2014: EUR 18.4 billion) was used for funding through the Eurosystem (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

        As discussed in Item 5.A. "Operating Results—Results of operations for the year ended December 31, 2015 compared with the year ended December 31, 2014—Net Interest Income before provision for loan losses", the decrease in customer deposits during 2015 resulted in reliance in Eurosystem funding and more specifically the funding through ELA, thus giving rise to increased funding cost (see Item 4.E. "Selected Statistical Data—Liabilities—Deposits" for an analysis of our funding rates per type of deposit).

        During the first half of 2015, the structure of the Bank's liquidity position has changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of EUR 8.4 billion, as well as the cancellation of approximately EUR 3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank's counterbalancing capacity. Furthermore, ECB lifted the waiver based on which it accepted notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA mechanism. At the height of the liquidity crisis, on June 29, 2015 due to the termination of the negotiations and ECB's decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on July 7, 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank's buffer for ELA refinancing. In order to mitigate all the above developments, the Bank's Eurosystem funding increased in the first half of the year by EUR 13.3 billion and reached EUR 27.6 billion as at June 30, 2015. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around EUR 5.5 billion, in order to cover further outflows.

        During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by approximately EUR 3.5 billion and ELA funding decreased by approximately EUR 6.1 billion. The main driver for these developments was the Bank's successful share capital increase that was completed in December 2015, as part of its recapitalization. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collaterals by receiving an amount of EUR 2.7 billion of ESM bonds, under the Bond Loan Program (Item 4.A., "History and Development of the Company—2015 Recapitalization—Bank of Directors approval relating to the issuance of CoCos to the HFSF". Additionally, the Bank further reduced its liabilities through the LME Offers, by replacing a significant part of its long-term debt, except for the covered bonds, with equity. Finally, the Bank's liquidity profile was further strengthened by an increase of approximately EUR 1 billion in its customer deposits and by further deleveraging. In this context, on December 31, 2015, the ECB funding amounted to EUR 12.5 billion, while ELA funding was EUR 11.5 billion, amounting to a total exposure to the Eurosystem of EUR 24.0 billion, whereas the Bank's liquidity buffer amounted to EUR 8.4 billion. Furthermore, as at May 4, 2016, Eurosystem funding has decreased to EUR 22.1 billion, of which EUR 11.1 billion through ELA, while additional financial assets of an estimated cash value EUR 6.2 billion (cash value) were available for further liquidity, of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 6.1 billion was collateral that could be posted in order to draw liquidity from ELA.

        The Group's subsidiaries are mostly self-funded, except for Banca Romaneasca, which receives around EUR 450 million from the Bank, through interbank transactions.

        Deposits decreased from EUR 72.1 billion on December 31, 2013 to EUR 66.1 billion on December 31, 2014 and increased to EUR 67.6 billion on December 31, 2015. Interbank deposits, including funding from the ECB and central banks, decreased from EUR 22.0 billion on December 31, 2013 to EUR 15.8 billion on December 31, 2014 and increased to EUR 24.8 billion on December 31, 2015. However, deposits excluding interbank funding (which includes funding from the ECB and central banks), increased from EUR 50.1 billion on December 31, 2013 to EUR 50.3 billion on December 31, 2014 and decreased to EUR 42.8 billion on December 31, 2015.

        The following table provides a summary of our interest bearing interbank borrowing activity for each of the three years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
	(EUR in millions)
Interbank lending	3,239	2,711	2,432
ECB and central banks borrowing	(20,700)	(14,240)	(24,029)
Interbank borrowing	(1,233)	(1,467)	(702)

Net interbank borrowing	(18,694)	(12,996)	(22,299)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2013, 2014 and 2015, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2013	2014	2015
	(EUR in millions)
Average balance Q.1.	1,122	3,901	1,119
Period end balance Q.1.	1,954	4,244	121
Maximum balance Q.1.	1,954	4,244	637
Average balance Q.2.	1,521	4,037	151
Period end balance Q.2.	905	4,188	254
Maximum balance Q.2.	1,714	4,940	254
Average balance Q.3.	990	4,308	219
Period end balance Q.3.	1,273	3,833	199
Maximum balance Q.3.	1,273	4,942	267
Average balance Q.4.	2,173	3,849	129
Period end balance Q.4.	3,499	3,587	101
Maximum balance Q.4.	3,499	4,334	116

        The following table provides a summary of our cash flows for each of the three years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
	(EUR in millions)
Cash flows from operating activities	1,066	1,706	133
Cash flows from investing activities	3,667	(1,169)	429
Cash flows from financing activities	(4,820)	197	(1,052)
Effect of exchange rate change on cash and due to banks	(102)	25	(68)

Net increase / (decrease) in cash and due from banks	(189)	759	(558)
Cash and due from banks at beginning of year	2,157	1,968	2,727

Cash and due from banks at end of year	1,968	2,727	2,169

        During 2015, compared to the corresponding period ended on December 31, 2014, our cash flows from investing activities switched from cash outflows of EUR 1,169 million in 2014 to cash inflows of EUR 429 million in 2015, mainly due to: a) the net cash inflows from our loan portfolio, which amounted to EUR 118 million, while in the corresponding period ended on December 31, 2014, there was a net cash outflow of EUR 2,114 million, because loan repayments exceeded new lending due to the decrease in domestic credit expansion, b) the net cash inflows from our investment securities, which amounted to EUR 191 million, while in the corresponding period ended on December 31, 2014, there was a net cash inflow of EUR 1,449 million, c) the cash inflows of EUR 252 million from the reduction of the Interest bearing deposits with banks, mainly in Greece and d) the cash inflows of EUR 85 million from the reduction of the Securities purchased under agreement to resell, mainly in Turkey. These cash inflows were netted off mainly with the net cash outflows of EUR 216 million for investments in premises both in Greece and Turkey, while in the corresponding period ended on December 31, 2014, the net cash outflows amounted to EUR 849 million.

        Moreover, during 2015, compared to the corresponding period ended December 31, 2014, our cash flows from financing activities switched from cash inflows EUR 197 million in 2014 to cash outflows of EUR 1,052 million in 2015, mainly due to a) the repayment, mainly by the Bank, of EUR 3,488 million of Securities sold under agreements to repurchase, which cash outflow was funded by the cash inflows from the Eurosystem (see below), and b) the net cash outflows of EUR 1,130 million from the borrowing of the Group of which amount of EUR 678 million was repaid in the context of the LME Offers, while in the corresponding period ended on December 31, 2014, there was a net cash inflow of EUR 1,771 million. These cash outflows were netted off with a) the Bank's net cash proceeds of EUR 1,421 million from common stock issuance while the corresponding amount in 2014 was EUR 2,426 million, and b) the net cash inflows of EUR 2,219 million from deposits which mainly consists of the increase by EUR 9,789 million of the Eurosystem funding and cash outflows of EUR 7,570 million from deposits.

        During 2014, compared to the corresponding period ended on December 31, 2013, our cash inflows from investing activities switched from inflows of EUR 3,667 million in 2013 to outflows of EUR 1,169 million in 2014, mainly due to a) the net cash outflows in our loan portfolio of EUR 2,114 million due to credit expansion of our Turkish operations, b) the net cash outflows of EUR 849 million in 2014 due to significant investments of the Group in premises both in Greece and internationally by NBG Pangaea REIC and Finansbank and c) the net cash outflows from deposits with the central bank of EUR 129 million, although reduced from prior year which reached EUR 525 million. These cash outflows were netted off mainly with a) the net cash inflows from our AFS and held to maturity bond portfolio of EUR 1,449 million.

        Moreover, during 2014, compared to the corresponding period ended December 31, 2013, our net cash outflows from financing activities switched from outflows of EUR 4.820 million in 2013 to inflows of EUR 197 million in 2014, mainly due to a) the Bank's net cash proceeds in 2014 of EUR 2,426 million from common stock issuance while the corresponding amount in 2013 was EUR 840 million, b) the net proceeds from issuance of long-term debt and other borrowed funds of EUR 3,734 million despite the increased repayment in the same period of long-term debt of EUR 1,963 million. These cash inflows were netted off with the net outflows in our deposits of EUR 4,084 million which mainly includes the repayment of Eurosystem funding of EUR 6,460 million.

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

Capital Plan

        On November 6, 2015 the Bank, according to ECB's guidelines, submitted a capital plan to the SSM (the "Capital Plan"), targeted to addressing both the baseline capital shortfall as well as the additional needs arising from the adverse scenario as included in 2015 Comprehensive Assessment results (see Item 4.A., "History and Development of the Company—2015 Comprehensive Assessment). The Capital Plan, approved on November 13, 2015 (see Item 4.A., "History and Development of the Company—Capital Plan"), included the LME Offer completed on December 1, 2015 (see "—Sources of Capital and Liquidity—2015 Recapitalization—Liability Management Exercise ("LME") and mandatory conversion"), a share capital increase completed in December 2015 (see, "—Sources of Capital and Liquidity—2015 Recapitalization"), the 100% disposal of Finansbank (see Item 5, "Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan—Discontinued operations") and the request for State Aid through the HFSF (which triggered mandatory conversion of the Greek State Preference Shares, the US Preference Shares and other eligible liabilities) completed in December 2015.

        Additionally, as a result of the Finansbank Transaction, our liquidity will improve from the agreed consideration by EUR 2,750 million and by USD 910 million from the repayment of subordinated debt that NBG has extended to Finansbank.

Capital Adequacy

        On December 31, 2011, the Group had EUR (2,367) million of Tier I capital and EUR (1,664) million of total capital, as calculated in accordance with Basel II. On December 31, 2012 the Group had EUR 5,464 million of Tier I capital and EUR 5,819 million of total capital.

        The following table shows the EU capital adequacy ratios for the Group as at December 31, 2011 and 2012.

	Year ended December 31,
	2011		2012
	Tier I	Total	Tier I	Total
Group	(3.7)%	(2.6)%	8.5%	9.0%

        As at March 31, 2013, Act 13/28.03.2013 of the Executive Committee of the Bank of Greece established limits of 9% and 6% for CT1 and Common Equity, respectively. As at December 31, 2013, Act 36/23.12.2013 of the Executive Committee, removed the cap on the recognition of DTA up to 20% of the CT1.

        The Group's capital adequacy ratios as at December 31, 2012 and 2013, according to above acts, are presented in the table below:

	Year ended December 31,
	2012 Adjusted(1)	2013
Common Equity	7.8%	10.3%
Core Tier I	7.8%	10.3%
Total	9.2%	11.2%

(1)
The 2012 figures are adjusted for the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

        In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee on Banking Supervision (known as Basel III). Directive 2013/36/EU has been transposed into Greek law by virtue of Greek Law 4261/5.5.2014 and Regulation (EU) no. 575/2013 has been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019. CRD IV revised the definition of regulatory capital and its components at each level.

        The Group's capital adequacy ratios as at December 31, 2013, 2014 and 2015, according to EU Regulation 575/2013, are presented in the table below:

	Year ended December 31,
	2013 Adjusted(1)	2014	2015
Common Equity Tier 1	10.5%	13.5%	14.5%
Tier 1	10.5%	13.5%	14.5%
Total	10.6%	13.6%	14.6%

(1)
The Group's capital ratios for 2013 have been adjusted for comparability purposes in accordance with CRD IV (E.U. Regulation (EU) 575/2013) which became effective from January 1, 2014.

DTC Law

        Article 27A of Greek Law 4172/2013, ("DTC Law"), allows, under certain conditions, credit institutions to convert Eligible Deferred Tax Asset ("Eligible DTAs") (under IFRS) to Tax Credits. Eligible DTAs may increase in future periods due to the recognition of unrecognized DTAs on accumulated provisions and other losses due to credit risk existing as at June 30, 2015. Eligible DTAs may also increase in future periods due to increases in applicable income tax rates. The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses), and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credits that will be converted in that year, in respect of the prior tax year.

        The Tax Credits shall be offset against the corporate income tax liability of credit institutions. In the event that the income tax liability is not sufficient to offset the Tax Credits available for such year in full, the remaining non-offsetable Tax Credits held by the relevant credit institution shall give rise to a direct repayment claim against the Hellenic Republic. From 2017 onwards, the relevant credit institution shall issue and deliver, for free, warrants to the Hellenic Republic (conversion rights), which can be converted into ordinary shares of the credit institution at a total market value equal to 100% of such Tax Credits as standing before the offset, at a market price equal to the weighted average market price over the 30 business days preceding the conversion (which 30-day period will take place preceding the Annual General Meeting usually held in May or June), and shall form a special reserve of an equal amount, solely for the purpose of its capitalization in the context of the share capital increase arising from the exercise of the relevant conversion rights. The warrants shall be freely transferrable, without prejudice to the call option of the common shareholders of the credit institution for the purchase of the warrants in proportion to their shareholding participation in the credit institution within a reasonable timeframe.

        The submission to the special regime of article 27A of Greek law 4172/2013 is optional and is subject to the approval of the General Meeting of the Shareholders of the relevant credit institution, following special recommendation of its Board of Directors. Such resolution shall be notified to the competent tax and regulatory authority. Similarly, the same authorization is required for the Bank to opt out of the special regime of article 27A of Greek law 4172/2013, except that, in this case, a pre-approval by the competent regulatory authority is further required. On November 7, 2014 the Bank convened an extraordinary General Meeting of the Shareholders which resolved upon the Bank's submission to the DTC Law, the issuance of warrants to the Hellenic Republic and the formation of a special reserve.

        A Cabinet Act shall be issued to address specific issues relating to the implementation of the aforementioned conversion mechanism, such as the monitoring and certification of the yearly non-offsetable Tax Credits, and its method of collection of payment, which would be either in cash or cash equivalents.

        This legislation allows credit institutions to treat such DTAs as "not relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

        As at December 31, 2015, the amount of DTAs (recognized in accordance with IFRS) that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.9 billion.

Implementation of the Bank Recovery and Resolution Directive

        Our capital management may also be affected by the BRRD, which has been transposed into Greek Law. (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Greek Regulatory Framework—Bank Recovery and Resolution Directive").

HFSF Law

        Pursuant to the provisions of the HFSF Law, in the event that a credit institution is faced with a capital shortfall that has been identified as such by the competent authority, the credit institution may request capital support from the HFSF up to the amount of the capital shortfall, subject to certain conditions. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Greek Regulatory Framework—The Hellenic Financial Stability Fund". The 2105 Recapitalization was effected as a precautionary recapitalization pursuant to article 32 paragraph 3(d) of the BRR Law.

  Credit Ratings

        The table below sets forth the credit ratings that have currently been assigned to the Bank by Moody's, Standard & Poor's Fitch and Dominion Bond Rating Service ("DBRS").

Rating agency	Date of ratings	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)	Subordinated debt of the Bank(1)	Preferred stock of the Bank(1)
Moody's	February 19, 2016	Caa3	Not prime	Stable	WR	Caa3	—
Standard & Poor's	December 11, 2015	SD	SD	—	—	CC	—
Fitch	June 29, 2015	RD	RD	—	—	C	C
DBRS	July 7, 2015	D	R-5	—	—	—	—

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

  Certain Balance Sheet Items

        As at December 31, 2015, total assets were EUR 99.9 billion, a decrease of 7.7% from the Group's total assets of EUR 108.2 billion as at December 31, 2014, which in turn was a 1.2% increase from the Group's total assets of EUR 106.8 billion as at December 31, 2013. As at December 31, 2015, total assets excluding long-lived assets classified as held for sale were EUR 75.2 billion, a decrease of 4.7% from the Group's total assets of EUR 78.9 billion, as at December 31, 2014, which in turn was a 3.5% decrease from the Group's total assets of EUR 81.8 billion as at December 31, 2013. Deposits with the Central Bank, were EUR 1.1 billion in 2015, EUR 1.1 billion in 2014 and EUR 1.2 billion in 2013. Securities purchased under agreements to resell were EUR 10 million as at December 31, 2015, EUR 24 million as at December 31, 2014 and EUR 38 million as at December 31, 2013. Interest bearing deposits with banks were EUR 2.4 billion in 2015, EUR 2.7 billion in 2014 and EUR 3.2 billion in 2013. The Group's securities portfolio was EUR 18.0 billion as at December 31, 2015, EUR 15.0 billion as at December 31, 2014 and EUR 16.9 billion as at December 31, 2013.

        The Group's loan portfolio decreased from EUR 57.7 billion at December 31, 2013 to EUR 56.1 billion at December 31, 2014 and decreased to EUR 55.0 billion at December 31, 2015. At December 31, 2015, the Group's loan portfolio accounted for 73.1% of total assets excluding long-lived assets classified as held for sale. Allowance for loan losses increased from EUR 7.1 billion in 2013 to EUR 8.8 billion in 2014 and to EUR 11.8 billion in 2015. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits decreased from EUR 72.1 billion on December 31, 2013 to EUR 66.1 billion on December 31, 2014 and increased to EUR 67.6 billion on December 31, 2015. Of these, interbank funding, including funding from the ECB and central banks, decreased from EUR 22.0 billion in 2013 to EUR 15.8 billion in 2014 and then to EUR 24.8 billion in 2015.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of debt, see Note 24 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2015 include mainly costs relating to reallocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 170 million in 2015. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 8 million for the year ended December 31, 2015. See Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

Sources of Capital and Liquidity

Common stock and Preference shares

Common stock

        On November 23, 2012, the 2nd Repeat Extraordinary General Meeting of the Bank's shareholders approved (i) the reduction in the Bank's common stock through a reduction in the nominal value of the ordinary shares from EUR 5.00 to EUR 1.00 per share, as per article 4 para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank's common stock with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. ("Eurobank"), up to 552,948,427 ordinary voting shares of Eurobank, of nominal value EUR 2.22 per share. This common stock increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on February 12, 2013. This increase was partially covered (84.4%) through the contribution of 466,397,790 Eurobank shares.

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

2015 Recapitalization

  Extraordinary General Meeting approval

        In the context of the implementation of the Capital Plan (see Item 4.A, "History and Development of the Company—History and Development of the NBG Group—The Capital Plan"), on November 17, 2015, the Extraordinary General Meeting of the Bank's shareholders approved, among other matters:

  a)
  the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309,

  b)
  the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses,

  c)
  the share capital increase by EUR 4,482 million in the context of recapitalization of the banks pursuant to the provisions of the HFSF Law, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through in-cash contribution and/or in-kind contribution, and

  d)
  the issuance of the CoCos.

  Confirmation of the recapitalization by the Board of Directors

        On December 9, 2015 the Bank's Board of Directors confirmed that the total share capital increase was partially covered, in accordance with art. 13a of Greek Company Law 2190/1920, i.e. it was covered by EUR 2,192,372,169.30 through the issuance of 7,307,907,231 new shares. In the same meeting the Bank's Board of Directors further certified that the aforementioned partial coverage is divided as follows:

  A.
  increase by the amount of EUR 457,455,543.30 that was covered in cash by issuing 1,524,851,811 new ordinary shares in the context of the International Offering;

  B.
  increase by the amount of EUR 299,955,738.30 that was covered in cash by issuing 999,852,461 new ordinary shares in the context of the Greek Public Offer,

  C.
  increase by the amount of EUR 694,906,185 that was covered in cash by the participants in the LME Offering and issuing thereby 2,316,353,950 new ordinary shares,

  D.
  increase by the amount of EUR 63,593,954.70 that was covered by contribution in kind that entailed the mandatory conversion to new ordinary shares of liabilities of the Bank pursuant to the Cabinet Act no 45/7.12.2015 and the issuance thereunder in favor of the holders of the relevant securities (including the holders of the preference shares of the Bank existing at that time) of 211,979,849 new ordinary shares;

  E.
  increase by the amount of EUR 676,460,748 that was covered by the HFSF contributing to the Bank notes of the European Stability Mechanism (the "ESM Notes") and issuing 2,254,869,160 new ordinary shares, in accordance with art. 7 of the HFSF Law and Cabinet Act no 36/2.11.2015.

        It should also be noted that due to the issuance of Cabinet Act no 45/7.12.2015 all of the Bank's preference shares were mandatorily converted (in accordance with the relevant provisions of article 6a of the HFSF Law) to 1,603,700,987 common shares of the Bank. More specifically, all the outstanding non-cumulative, non-voting, redeemable U.S. Preference Shares (i.e. 12,639,831) were converted into 298,700,987 ordinary shares and all the 270,000,000 outstanding Greek State Preference Shares issued in favor of the Hellenic Republic, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares acquired by the HFSF by operation of law.

        Following the above increases, the total number of ordinary shares as at December 31, 2015 and December 31, 2014 was 9,147,151,527 and 3,533,149,631 respectively, with a nominal value of EUR 0.30 per share.

Non-cumulative non-voting redeemable preference shares

        On June 6, 2008, the Board of Directors of the Bank approved the issuance of 25 million non-cumulative non-voting redeemable U.S. Preference Shares, which were offered in the form of ADRs in the United States, at a price of USD 25 per preference share (equivalent to EUR 16.11 on the date of the issuance). On May 31, 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares ("ADSs") at USD 12.50 per ADS upon the terms and subject to the conditions set forth in the offer to purchase. As at June 28, 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. On July 3, 2013, the purchase of the 12,360,169 ADSs was settled by the Bank. The Bank cancelled the ADSs purchased pursuant to the Offer, and cancelled the U.S. Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the U.S. Preference Shares.

        As a result of Cabinet Act 45/07.12.2015 (see above), all the outstanding U.S. Preference Shares (i.e. 12,639,831) were converted into 298,700,987 ordinary shares.

        Therefore, following the above there are no U.S. Preference Shares outstanding.

Preference shares issued under the Hellenic Republic Bank Support Plan

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved: the common stock increase by EUR 1,000 million through the issue of additional 200,000,000 redeemable Greek State Preference Shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek government, in accordance with the Greek Law 3723/2008, and the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70,000,000 redeemable Greek State Preference Shares in favor of the Greek government, in accordance with the Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200,000,000 redeemable Greek State Preference Shares at a nominal value of EUR 5.00 each in favor of the Greek government.

        As a result of Cabinet Act 45/07.12.2015 (see above), all the 270,000,000 outstanding Greek State Preference Shares issued in favor of the Greek State, in accordance with the Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF.

        Therefore, following the above there are no under Greek Law 3723/2008 Greek State Preference Shares outstanding.

Securitized loans

        The Bank, through its VIE, has the following securitized notes in issue as at December 31, 2015:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR		Interest rate
Titlos Plc	Variable Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	(2)	Paid semi-annually at a rate of six month Euribor plus 50 basis points
Spiti Plc	Asset Backed Variable Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500	(1)(3)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 basis points
Spiti Plc	Asset Backed Variable Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	250	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 400 basis points
Autokinito Plc	Asset Backed Variable Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400	(1)(3)	Paid semi-annually at a rate of six month Euribor plus a margin of 200 basis points
Autokinito Plc	Asset Backed Variable Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	97	(1)(3)	Paid semi-annually at a rate of six month Euribor plus a margin of 350 basis points
Agorazo Plc	Asset Backed Variable Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250	(1)(4)	Paid semi-annually at a rate of six month Euribor plus a margin of 300 basis points
Agorazo Plc	Asset Backed Variable Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	413	(1)	Paid semi-annually at a rate of six month Euribor plus a margin of 450 basis points

(1)
The Bank retains the option to call the notes on any interest payment date, issue new notes, or sell them as is to investors.

(2)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them as is to investors. The outstanding balance of Titlos Plc as at December 31, 2015 is EUR 4,418 million.

(3)
On March 20, 2015, Spiti Plc proceeded with the partial redemption of class A notes of EUR 81 million, while Autokinito Plc proceeded with the full redemption of class A notes of EUR 1 million and the partial redemption of class B notes of EUR 28 million. Furthermore, on September 21, 2015, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 70 million and class B notes of EUR 20 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2015 are EUR 854 million and EUR 49 million respectively.

(4)
On March 16, 2015 and September 15, 2015, Agorazo Plc proceeded with the partial redemption of class A notes of EUR 89 million and of EUR 65 million, respectively. The outstanding amount of Agorazo Plc as at December 31, 2015 amounts to EUR 392 million.

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2015:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in millions EUR	Interest rate
Program I(1)	3rd Series	Residential mortgage loans	October 7, 2009	October 2016	846	Paid annually at a fixed coupon rate of 3.875%
Program II(2)(3)	1st Series	Residential mortgage loans	June 24, 2010	June 2021	900	Paid quarterly at rate of three month Euribor plus a margin of 250 basis points
Program II(2)	2nd Series	Residential mortgage loans	June 24, 2010	June 2020	900	Paid quarterly at rate of three month Euribor plus a margin of 240 basis points
Program II(2)	3rd Series	Residential mortgage loans	June 24, 2010	June 2019	1,350	Paid quarterly at rate of three month Euribor plus a margin of 230 basis points
Program II(2)	4th Series	Residential mortgage loans	November 25, 2010	December 2018	850	Paid quarterly at rate of three month Euribor plus a margin of 210 basis points

(1)
EUR 10.0 billion global covered bonds program ("Program I") established on November 26, 2008.

(2)
EUR 15.0 billion covered bonds program ("Program II") established on June 21, 2010.

(3)
On May 13, 2016, the Bank proceeded with the partial cancellation of EUR 50 million of Series 1.

        Other than the third Series of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within Note 24 to the U.S. GAAP Financial Statements.

Other borrowed funds

        The major other borrowings as at December 31, 2015, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in millions		Own held by the Group (nominal amount in millions)	Interest rate
NBG	Variable Rate Notes	September 1, 2009	September 2016	EUR	95	(2)	—	Paid quarterly, Three-month Euribor plus 0.576%
NBG	Fixed rate covered bonds—3rd Series	October 7, 2009	October 2016	EUR	846	(1)	4	Paid annually at a fixed coupon rate of 3.875%
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	45	(2)	—	Paid quarterly at fixed interest rate of 2.535%
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	45	(2)	—	Paid quarterly at fixed interest rate of 2.519%
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	66	(2)	—	Paid semi-annually at fixed interest rate of 2.68%
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	63	(2)	—	Paid semi-annually at fixed interest rate of 2.96%
NBG Pangaea REIC	Variable rate bond	August 20, 2014	July 2019	EUR	232		—	Paid quarterly Euribor plus 4.85%
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR	33	(1)	—	Paid semi- annually Six-month Euribor plus 1.674%

(1)
Includes fixed rate covered bonds issued by the Bank under the EUR 10.0 billion covered bonds program, which are described in Note 13 to the U.S. GAAP Financial Statements and which the Group has elected the fair value option. During 2015, net gains of EUR 43 million (2014: loss of EUR 61 million) resulting from changes in the fair value of these notes were recorded in Net trading gain / (loss). Fair value gains of EUR 20 million were attributable to changes in instrument specific credit risk (2014: loss of EUR 76 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2015 were EUR 826 million and EUR 849 million respectively (2014: EUR 872 million and EUR 852 million, respectively).

(2)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

Financings under the Hellenic Republic Bank Support Plan

        As at December 31, 2015, the Bank participated in the Hellenic Republic Bank Support Plan of Greek Law 3723/2008 as follows:

  Pillar II—Government guaranteed borrowings facility

        Under the government-guaranteed borrowings facility, the Bank participated in the second pillar of Greek Law 3723/2008 "Hellenic Republic's Bank Support Plan" as follows:

Description	Issue date	Maturity date	Nominal amount in millions EUR	Interest rate
Variable Rate Notes	May 2, 2013	May 3, 2016	4,500	Paid quarterly at a rate of three-month Euribor plus 1,200 basis points per annum
Variable Rate Notes	July 27, 2015	January 27, 2016	1,075	Paid semi-annually at a rate of six-month Euribor plus 800 basis points
Variable Rate Notes	October 19, 2015	January 19, 2016	1,500	Paid quarterly at a rate of three-month Euribor plus 800 basis points
Variable Rate Notes	October 19, 2015	April 19, 2016	2,600	Paid semi-annually at a rate of six-month Euribor plus 800 basis points

Total			9,675

        Subsequent to December 31, 2015, under the same Pillar the Bank issued the following note:

Description	Issue date	Maturity date	Nominal amount in millions EUR	Interest rate	Interest payment
Variable Rate Notes	April 21, 2016	April 21, 2017	3,000	Three-month Euribor plus 900 basis points	Quarterly

Total as at April 30, 2016			3,000

        Additionally, on April 15, 2016, under the same Pillar the Bank partially cancelled the following note:

Description	Issue date	Maturity date	Nominal amount in millions EUR	Interest rate	Interest payment
Variable Rate Notes	May 2, 2013	May 3, 2016	3,000	Three-month Euribor plus 1,200 basis points	Quarterly

Total as at April 30, 2016			3,000

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

        On March 30, 2016, the Bank cancelled the aforementioned notes under Pillar III.

Asset/Liability, Internal Audit and Risk Management

        We consider effective risk management to be a key factor in our ability to deliver sustained returns to our shareholders. We allocate substantial resources to upgrading our policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee on Banking Supervision. For a discussion of management's specific risks, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Risk Management Governance

        The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the EBA and the Bank of Greece (jointly the Single Supervisory Mechanism—"SSM") and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee ("BRC") overseeing all risk management functions across the Group. All risk management units report to the GRCAD and to the Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Group Chief Risk Officer (the "CRO"). Separate compliance functions, namely the Group Compliance and Corporate Governance Division and the Group Regulatory Supervision of Banking Activities Division, oversee all internal and external compliance matters, such as applicable Greek and EU laws and regulations. The Internal Audit—Inspection Division,of the Bank and the Group, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Board Risk Committee

        The BRC forms and submits for approval to the Board of Directors the risk appetite and capital management strategy of the Bank and the Group on an annual basis. It also sets the principles and approves the policies that govern risk management and monitors the implementation and outcome of these policies.

        Since December 19, 2013 the BRC has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance and Nominations Committee.

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

        Based on its charter, the mission of the GRCAD is to:

  •
  specify and implement credit risk policies emphasizing on rating systems, risk assessment models and risk parameters, according to the guidelines set by the Board of Directors;

  •
  establish guidelines for the development of methodologies for Expected Loss and its components, i.e. Probability of Default (PD), Loss Given Default and Exposure at Default (EAD) for each segment of corporate and retail asset class;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

  •
  estimate regulatory and internal capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

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

  •
  independently evaluate financial products, assets and liabilities of the Bank and the Group; and

  •
  regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the BRC and the Asset and Liability Committee (the "ALCO").

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

        Both Divisions report to the Assistant General Manager for Group Risk Management ("CRO").

        During 2013, the Senior Executive Committee decided to reform the architecture of the management level risk committees of the Bank, by providing its approval for the establishment (as committees of the Group Board) of the New Product Committee and the Compliance and Reputational Risk Committee.

Asset and Liability Committee

        The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

        Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank's ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank's and Group's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank's ALCO meets at least once a month and comprise the CEO, the Deputy CEOs and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        The Committee is comprised of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Deputy Chairman and Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Alexander Benos	Assistant General Manager, Group Risk Management, CRO
Member	Vasileios Kavalos	Assistant General Manager, Group Treasurer

*
Until March 23, 2015 Mr. Leonidas Fragkiadakis held the position of General Manager of Treasury and Global Markets. On March 23, 2015, Mr. Fragkiadakis was appointed Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Committee is convened at the invitation of its Chairman, once per month and ad hoc as deemed necessary. The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Chairman can invite other executives of the Bank and Group, to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Internal Audit

        NBG Group's Internal Audit is an independent function, whose objective is to provide assurance and consulting services, designed to add value by making feasible and cost effective recommendations that improve the Group's operational effectiveness. Internal Audit contributes to the achievement of corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of the corporate governance framework, risk management and internal controls, (b) recommending appropriate measures to minimize risk and improve the efficiency and effectiveness of the policies and procedures of the Group's Units, and (c) monitoring the implementation of corrective actions agreed by management.

        Group Internal Audit Division (GIAD) is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned and discharged by the Bank's Board of Directors, on the recommendation of the Audit Committee and the Bank's CEO. Any appointment, dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Group Chief Audit Executive reports functionally, through the Audit Committee, to the Bank's Board of Directors and administratively, directly to the CEO.

        According to the GIAD's Charter, which has been approved by the Bank's Board of Directors, GIAD is authorized to operate at Group level and to coordinate and supervise the activities of the internal audit units (IAUs) of the Group subsidiaries. Since 2010, the Bank's GIAD has undertaken the Internal Audit activities of key domestic subsidiaries, aiming to improve quality of service and achieve economies of scale.

        All IAUs across the Group use the same:

  •
  Internal audit methodology that has been developed by Bank's GIAD and is aligned with the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") principles and the International Standards for the Professional Practice of Internal Auditing of the Institute of Internal Auditors (IIA). During the fourth quarter of 2014, the internal audit methodology was updated in full alignment with the 2013 COSO framework;

  •
  Information systems audit methodology based on the Control Objectives for Information and Related Technology ("COBIT") framework as recommended by the Information Systems Audit and Control Association; and

  •
  Internet based platform which allows for a more effective management of the audit activities and provides: (i) real time monitoring of the audit activities across all subsidiaries, (ii) information sharing among the Group's internal auditors and (iii) standardization of the audit methodology.

        Bank's GIAD is periodically assessed by qualified external evaluators in relation to the IIA's international best practices.

        In June 2014, the Board of Directors approved the amendment of GIAD's Charter, incorporating in it, the updated Basel Guidelines and IIA standards.

Liquidity Risk

        Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution's inability to meet its liabilities when they come due without incurring unacceptable losses.

        It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

        The Bank's executive and senior management have the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee ("BRC") and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group's liquidity risk profile stays within approved levels. In addition, management receives, a liquidity report, on a daily basis, which presents a detailed analysis of the Group's funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee ("ALCO") monitors the gap in maturities between assets and liabilities as well as the Bank's funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets.

        Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank's liquidity pool, the rest of the Group's subsidiaries maintain a ratio of available funds through repurchase agreements over total deposits at a minimum level of 9%.

        For a discussion on the principal sources of liquidity of the Bank and the Group's subsidiaries, see above "Liquidity Management".

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

        See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities by those denominated in EUR and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2013, 2014 and 2015. As described above, at the end of any day, the open currency position ("OCP") has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

	Year ended December 31,
	2013			2014			2015
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Assets:
Cash and due from banks	990	353	1,343	1,604	503	2,107	887	549	1,436
Deposits with central bank	833	371	1,204	724	341	1,065	844	215	1,059
Securities purchased under agreements to resell	36	2	38	1	23	24	6	4	10
Interest bearing deposits with banks	2,950	290	3,240	2,365	346	2,711	1,816	616	2,432
Trading assets	2,732	276	3,008	2,146	240	2,386	2,164	320	2,484
Derivative assets	2,381	206	2,587	4,581	215	4,796	3,691	204	3,895
Available-for-sale securities, at fair value	3,820	660	4,480	2,606	713	3,319	5,611	616	6,227
Held to maturity securities	9,376		9,376	9,337		9,337	9,292	—	9,292
Equity method investments	63	9	72	70	10	80	25	11	36
Loans	51,557	6,107	57,664	49,624	6,444	56,068	48,474	6,522	54,996
Less: Allowance for loan losses	(6,801)	(336)	(7,137)	(8,290)	(502)	(8,792)	(10,908)	(867)	(11,775)

Net loans	44,756	5,771	50,527	41,334	5,942	47,276	37,566	5,655	43,221
Goodwill, software and other intangibles	406	31	437	398	29	427	137	18	155
Premises and equipment	1,124	115	1,239	1,509	114	1,623	1,315	118	1,433
Accrued interest receivable	532	48	580	487	49	536	439	37	476
Other assets	3,511	116	3,627	2,913	275	3,188	2,840	177	3,017

Total assets excluding long-lived assets classified as held for sale	73,510	8,248	81,758	70,075	8,800	78,875	66,633	8,540	75,173

	Year ended December 31,
	2013			2014			2015
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Liabilities:
Total deposits	64,243	7,893	72,136	58,173	7,933	66,106	60,757	6,807	67,564
Securities sold under agreements to repurchase	3,437	62	3,499	3,545	42	3,587	46	55	101
Other borrowed funds			—	6		6	3	—	3
Accounts payable, accrued expenses, derivative and other liabilities	4,959	635	5,594	8,051	622	8,673	6,610	604	7,214
Long-term debt	1,421	39	1,460	2,354	31	2,385	1,577	19	1,596
Insurance reserves	2,494	10	2,504	2,244	4	2,248	2,090	4	2,094
Contigently convertible debt	—	—	—	—	—	—	2,040	—	2,040

Total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale	76,554	8,639	85,193	74,373	8,632	83,005	73,123	7,489	80,612

C.  Research and Development, Patents and Licenses

        We have not engaged in any significant research and development activities during any of the last three financial years.

D.  Trend Information

The Macroeconomic Environment in the Group's Markets

The Hellenic Republic's Economic Crisis

        For the financial year ended December 31, 2015, 79.0% of our net interest income before provision for loan losses and as at December 31, 2015, 87.0% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 3.2 billion of Greek government bonds and Greek treasury bills represented, as at December 31, 2015, 4.3% of our total assets excluding long-lived assets classified as held for sale and 18.4% of our trading and investment debt securities. Accordingly, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece. Additionally, as we are in the process of disposing of our Turkish operations (see Item 3.D., "Risk factors—The sale of Finansbank pursuant to the Revised Restructuring Plan will result in the loss of a business which has historically represented a significant portion of our consolidated operations and profit"), our future operations will be less diversified and our remaining operations will have a significantly greater exposure to Greece as a percentage of our overall business.

        Greece has been receiving financial support from the euro area member States and the IMF to cope with financial difficulties and economic challenges, since May 2010. See "—Private Sector Initiative (PSI) for Greek Government Debt restructuring and effort for Economic Stabilization and in the context of financial Support Programs" below. The extremely intensive fiscal adjustment on the back of a significant increase in tax burden and broad-based government spending cuts in a very limited time period, in conjunction with uncertainty and structural deficiencies of the economy, translated in into a deep and protracted recession which has been accompanied by a sharp drop in Greek financial and real asset valuations. The progress in fiscal consolidation, the gradual recovery in economic sentiment and the easing in fiscal pressure ultimately led to a moderate pick up in economic activity in 2014, which was the first year with positive GDP growth since 2007 (Source: EL.STAT, Quarterly National Accounts Press Release, February 2015). However uncertainty started to build up since the third quarter of 2014 when there were increasing signs of difficulties in reaching an agreement with official creditors on the completion of the pending review of the Second Program of financial support which was followed by the holding of early elections in January 2015.

        Uncertainty has been on an upward trend and macroeconomic conditions deteriorated in the first half of 2015, following protracted negotiations between the new Greek Government (elected on January 25, 2015) and official creditors on the continuation of, or transition to, a new program of financial support. Rising domestic liquidity constraints and the absence of external financing to the Hellenic Republic amplified uncertainty over the Greek Government's ability to meet its domestic obligations, including sizeable upcoming repayments on both official (IMF and ECB) and marketable debt in the period June–August 2015. Uncertainty peaked in late-June 2015, when an agreement with the official lenders had still not been reached and, as a result, the Program expired and a referendum called in the relation to the conditions underlying the agreement on the activation of a new program of financial support.

        Financial markets, pushed Greek Government bond yields into "credit event" territory in late-June and early-July when the Greek governments delayed the repayment of maturing debt to the IMF (EUR 1.5 billion to the IMF on June 30, which was subsequently cleared) and the absence of sufficient external financing. Accordingly, the Governing Council of the ECB decided to maintain the ELA ceiling for the Greek banking sector unchanged (at the June 26, level) (Source: ECB, Press Release, June 28, 2015), effectively inhibiting any additional access by Greek banks to the Eurosystem financing in a period of accelerating deposit withdrawals.

        In response to the fear of an outright bank run the Greek government imposed a "bank holiday" on June 29, 2015 that lasted until July 20, and applied specific restrictions on banking and other financial transactions of Greek citizens and legal entities (jointly referred to as "capital controls" (Source: Bank of Greece, Act of Legislation, June 28, 2015)), with a view to protecting financial and macroeconomic stability. Moreover, in view of the severe economic and financial disturbance that appeared to threaten the continued membership of the Hellenic Republic in the European Monetary Union and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 (Source: European Commission's proposal for a council implementing decision on granting short term European Union financial assistance to Greece under a new program from the ESM). A Third Program was subsequently agreed with its creditors in August 2015, in order to restore the sustainability of public finances and to continue participating in the Eurozone and Greece pledged to implement an ambitious program of structural and fiscal reforms. The Eurogroup on July 16, 2015 (Source: Eurogroup statement, July 16, 2015) on the basis of a positive assessment by the Institutions decided to grant "in principle" a three-year ESM-based program of financial support to Greece.

        The challenges relating to the state of Greek public finances (compounded by high uncertainty, declining demand, weakening private sector balance sheets, protracted capital flight, increasing risk premium and credit downgrades) have affected the liquidity and profitability of the financial system in the Hellenic Republic in 2015 and have resulted in:

  1.
  limited liquidity in the Greek banking system reflecting very limited access to market financing and a sizeable contraction of the domestic deposit base since the end of 2009 and through July 2015 of about –50.3%, of which 18.4% (51.4 billion) occurred in November 2014–June 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016). This liquidity gap has been covered by the ECB and the Bank of Greece mainly through ELA funding (Source: Bank of Greece, Monthly Balance Sheet, December 2014 and July 2015);

  2.
  very limited and unstable access to interbank and wholesale markets and limited unutilized collateral at a banking system level;

  3.
  an increase in the amount of past due loans reflecting the substantial impact of the recession on the debt servicing ability of the Greek private sector;

  4.
  a protracted period of deleveraging in the economy (–18.2% between 2009 and December 2015) (Source: Bank of Greece Bulletin of Conjunctural Indicators, January–February 2016); and a continuing cycle of deposit contraction and falling domestic demand, business activity and GDP; and

  5.
  lower market values for Government debt and other Greek financial and real estate assets.

        As a consequence of the preceding developments, the Bank has experienced higher costs of funding (in particular in the first half of 2015, relative to the comparable period in 2014), increased provisions for loan losses and increasing level of past due loans.

Private Sector Initiative (PSI) for Greek Government Debt restructuring and effort for Economic Stabilization and in the context of financial Support Programs

        A private sector initiative for Greek debt restructuring took place in February 2012 due to the insufficiency of the first intensive round of fiscal adjustment achieved under the First Program of financial support (Source: IMF Country Report No. 10/110, May 2010) to bring the Greek sovereign debt to a sustainable level. The completion of the PSI in April 2012 contributed to a significant reduction of the Greek debt burden and debt servicing needs through lower interest rates on the bonds issued as part of an exchange process and a substantial extension of the average debt maturity and deferral of a significant part of the effective debt servicing costs on loans provided by the EU and the EFSF.

        A commitment to a future intervention of the official sector with a view to improving the public debt sustainability was decided by the Eurogroup of November 27, 2012 (Source: Eurogroup Statement on Greece, November 27, 2012). This intervention, inter alia includes debt repurchases by the Hellenic Republic, new changes in official loan conditions (interest rate reduction on bilateral loans and deferral of interest payments on EFSF loans) and a refund to Greece of income and profits related to Eurosystem holdings of Greek bonds. For more details see section below "Eurogroup decisions of November 27, 2012 on the disbursement of pending financing for 2012 under the Second Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief".

The Second Program(7)

        In March 2012, following the effective completion of the sovereign debt restructuring, the Government agreed to a second economic adjustment program, jointly supported by the IMF and the member states of the Eurozone (the "Second Program"), the term of which extended through 2016 and which was jointly supported by the IMF and Eurozone Member States. The Second Program replaced the original program of EUR 110 billion, agreed in May 2010, for the period of 2010–2013 in the form of a cooperative package of IMF and Eurozone Member State funding. The international assistance loans disbursed under the original program amounted to EUR 72.8 billion. Of this amount, EUR 52.9 billion was sourced from Eurozone Member States and EUR 19.9 billion from the IMF.

        The main elements of the Second Program were as follows:

  •
  Direct measures to improve Greek competitiveness through an internal devaluation comprising making collective bargaining more effective, reducing the minimum wage by 22%, lowering non-wage labor costs, and liberalizing product and services markets according to Organization for Economic Co-operation and Development ("OECD") guidelines.

  •
  A front-loaded additional fiscal adjustment for the 2013–14 period primarily based on structural expenditure reforms, permanent revenue measures and improvements in tax collection had been specified with a view to reach, a surplus in the primary general Government budget of 1.5% of GDP by the end of 2014.

  •
  Measures to restore financial sector stability. Significant resources—EUR 48.2 billion, according to the IMF report "2nd Review of the program" embedded in IMF Country Report No. 12/57 (March 2012)—were disbursed in 2012 and 2013 to help Greek banks build sufficient capital buffers to cope with the impact of the recession on their portfolio quality and of the restructuring of Government debt. Around EUR 37.3 billion of those funds were used for Greek banks' recapitalization and resolution costs through 2013. Under the terms of the banks' recapitalization, the desire for private sector management and effective control of the banking sector was to be balanced with the need to safeguard the taxpayers' significant capital injection.

        The adjustment process also contemplated the successful completion of an ambitious privatization agenda. Similarly, the structural reform agenda included measures to increase fiscal efficiency, strengthen Greece's institutional capacity and improve efficiency of the labor, product and service markets.

(7)
Note: most of the data referred to in this sub-section is drawn from the IMF Country Report No. 12/57 (March 2012), and European Commission Occasional paper on Greece March 2012, Source: European Commission.

Eurogroup decisions of November 27, 2012 (Source: Eurogroup Statement on Greece, November 27, 2012) on the disbursement of pending financing for 2012 under the Second Program, the coverage of medium-term funding gap and the provision of additional sovereign debt relief.

        On November 27, 2012, the Eurogroup's finance ministers and the IMF Managing Director provisionally agreed to disburse EUR 43.7 billion of the pending EU tranches (for 2012) of the Second Program for Greece and agreed to offer Greece some additional debt relief with a view to counteracting the adverse impact of sharper-than-expected macroeconomic conditions and the slower build-up of a primary surplus of 4.5% of GDP (estimated according to updated program assumptions to be achieved in 2016 or two years later than envisaged in the original program of economic support for Greece). The agreement involved a combination of additional measures to reduce the debt servicing burden and related funding needs of the Hellenic Republic including: interest rate cuts on bilateral loans; a 10-year interest payments deferral on EFSF loans; and refund to Greece of ECB/national central banks' profits on Greek bond holdings. These measures aimed at providing sufficient liquidity to the Government to fully cover the funding gap until mid-2014—following the use of about EUR 10 billion of funding for the financing of the repurchase by the Hellenic Republic of its own debt securities in December 2012 (Source: IMF Country Report No. 13/20, January 2013). In this context, the deadline for the achievement of a primary surplus of 4.5% of GDP was extended from 2014 to 2016.

        In addition, a debt buyback was introduced as part of the debt-reduction strategy, resulting in a reduction in Greek government debt of EUR 21.1 billion in net terms. The PSI and the debt-buyback were the key building blocks of the Greek sovereign debt reduction strategy in conjunction with the official creditors' commitment in the Eurogroup of November 27, 2012 to provide additional debt relief to the Greek State which has been conditioned on the progress in program implementation and the achievement of the respective fiscal targets. These developments provided a considerable boost to the economic sentiment (Source: European Commission, Indicators of confidence and economic sentiment, October 2014) and have been accompanied by a gradual improvement in economic conditions in 2013 and most part of the first half of 2014 (when the economy showed positive annual economic growth of +0.7% year-over-year in full year 2014, Source: EL.STAT, Quarterly National Accounts Press Release, February 2015).

        However, by the end of the second quarter of 2014 significant delays occurred in the completion of the pending since mid-2014, second program review, attributed to delays in implementation of structural reform and fatigue in fiscal adjustment effort (Source: Ministry of Finance, General Government Monthly Data, December 2014), which inhibited the disbursement of related financing of up to EUR 7.2 billion according to the original funding plan. The unsuccessful conclusion of the Presidential Election—ahead of the termination of the President's term in March 2015—led to a snap Parliamentary election on January 25, 2015 which resulted in the formation of a new coalition government with a stable parliamentary majority.

Macroeconomic developments from the fourth quarter of 2014

        On December 8, 2014, (Source: Eurogroup statement, December 8, 2014), the Eurogroup agreed to withhold the disbursements due under the Second Program of financial support of the Hellenic Republic and announced a "technical extension" of this program to end February 2015 of the EU side of the Second Program, initially set to be completed by the end of 2014.

        On February 20, 2015, the Eurogroup agreed to a four-month extension of the Master Financial Assistance Facility Agreement ("MFFA") underpinning the Second Program (Source: Eurogroup statement, 20 February 2015). Pursuant to the agreement to extend the MFFA, the Greek government presented a list of new reform proposals, which had been planned to be discussed with official creditors and agreed with the Institutions by the end of April 2015, with a view to set the groundwork for policy conditionality which could support a further extension of the existing program or related to the transition to a new program of financial support. However, the agreement with the Institutions was not finalized and the pending review of the financial assistance program was not completed by June 2015. This resulted in further weakening of economic sentiment and intensifying financing shortages for the Hellenic Republic. Rising liquidity constraints and the absence of any external financing amplified uncertainty over the Greek government's ability to meet its domestic obligations as well as upcoming repayments on both official and marketable debt in the period June–August 2015.

        The Greek government called a referendum on June 26, 2015 which took place on July 5, 2015, in which Greek citizens voted not to accept a set conditionality terms imposed by lenders for extending a new financing agreement. On June 30, 2015, the MFFA and the Second Program, which had already been extended twice, expired without an agreement on a follow-up program. As a result, Greece had to forfeit access to the remaining EUR 12.7 billion of available funding through the EFSF (including the remaining EUR 10.9 billion buffer earmarked for bank resolution and recapitalization) (Source: EFSF Statement, June 30, 2015). Consequently, Greece did not repay EUR 1.5 billion in payments due to the IMF on June 30, 2015 and the IMF's Executive Board declared that Greece was in arrears with the fund (Source: IMF, Press Release, June 30, 2015).

        In response to escalating Greek sovereign risk the ECB Governing Council decided to maintain the ELA ceiling for the Greek banking sector at an unchanged level of approximately EUR 89 billion (since June 26, 2015, Source: ECB, Press Release, June 28, 2015), limiting any additional access of Greek banks to ELA financing in a period of extremely high cash withdrawals from Greek banks (Source: Bank of Greece, Monthly Balance Sheet, June 2015). Against this backdrop, confidence in the banking system evaporated, leading to the decision for the imposition of a bank holiday on June 28, 2015. Although the bank holiday terminated on July 19, 2015, the capital controls remain in place. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece".

The Third Program

        In view of the severe economic and financial disturbance that appeared to threaten the continued membership of the Hellenic Republic in the European Monetary Union and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 (Source: European Commission's proposal for a council implementation decision on granting short term European Union financial assistance to Greece under a new program from the ESM), with a view to restoring confidence and enabling the return of the economy to sustainable growth, and safeguarding the country's financial stability. The Greek government submitted a draft proposal of the new economic and financial adjustment program to the European Commission and the Council on July 14, 2015. The Eurogroup on July 16, 2015 (Source: Eurogroup statement, July 16, 2015) on the basis of a positive assessment by the Institutions decided to grant "in principle" a three-year ESM stability support to Greece.

        On August 19, 2015—and following the Eurogroup Statement of August 14, 2015 (Source: Eurogroup statement, August 14, 2015)—the Board of Governors of the ESM approved the proposal for a Financial Assistance Facility Agreement (FFA, Source: ESM Statement, August 19, 2015) with Greece, and adopted a Memorandum of Understanding with Greece (Source: European Commission, August 19, 2015). The MoU and FFA together constitute the "Third Program" and specify the relevant deliverables that must be successfully implemented and on which the total amount of financial assistance will depend.

        On August 20, 2015, the first sub-tranche of EUR 13 billion of the Third Program was disbursed to cover budget financing and debt servicing needs of the Hellenic Republic, EUR 10 billion in ESM notes were made immediately available for bank recapitalization and resolution purposes but have not been used until October 2015 and another EUR 3 billion are planned to be disbursed (in two sub-tranches) by November 2015 following the completion of a set of prior actions (Source: ESM

Statement, August 20, 2015). The preliminary agreement in July 2015 and eventual activation of the Third Program on August 19, 2015, was intended to secure Greece's solvency until 2018 (Source: European Commission, August 19, 2015).

        The Third Program aims to achieve sustainable fiscal consolidation and promote key structural reforms—predominantly designed by the Greek Government—that enhance Greece's long-term growth potential and promote social cohesion. The program is accompanied by a new financial assistance agreement that provides financing of up to EUR 86 billion to cover the external financing needs of the Hellenic Republic until 2015—including potential State contribution to bank recapitalization, if needed. The disbursement of this financing is conditional on periodic reviews of Greece's progress in implementing agreed measures and reforms. As of the date of this Annual Report, the participation of the IMF in the funding relating to the Third Program is not known. The financing of up to EUR 86 billion is only indicative, and may be significantly lower if bank recapitalization funding from the Third Program resources is significantly lower than anticipated at the time the agreement on the Third Program. In this respect the comprehensive assessment of Greek systemic banks released on 30 October 2015 identified a system-wide shortfall of EUR 4.4 billion in the baseline scenario and EUR 14.4 billion in the adverse scenario of the stress test. The official sector has participated in the recapitalization through the HFSF with only EUR 5.4 billion—compared with a total financing that has been earmarked of up to EUR 25 billion under the Greek financial support program—with the participation of private investors limiting further the use of earmarked program funding. Accordingly the funding need of the Greek Program for the period 2016–2018 are limited to below EUR 70 billion compared to the initial estimate of EUR 86 billion (Source: ESM, December 2015).

Fiscal adjustment and pension system viability

        The prospective deterioration in macroeconomic conditions in 2015 and 2016 due to higher uncertainty, the further pressure on liquidity conditions from the capital flight and the imposition of capital controls, were taken into account in designing the fiscal adjustment strategy. The planned fiscal adjustment path under the new program is more gradual compared to the previous program, with the targeted annual improvement in primary balance of the general government budget set at 0.75% of GDP in 2016, 1.25% in 2017, and 1.75% in 2018 that correspond to primary surplus levels of 0.5% of GDP in 2016, 1.75% in 2017 and 3.5% of GDP in 2018 and beyond (Source: Memorandum of Understanding, August 19, 2015). In this regard, the recessionary impact of the program in 2016–2018 is expected to be milder than in the previous two programs (Source: National Bank of Greece ("NBG"), Economic analysis estimates, Greece Macro View, October 2015). However, delays in the implementation of measures planned to be implemented since January 2016, and a potential frontloading of the fiscal adjustment effort, which is going to be agreed with the official creditors for the period 2016–2018 in the context of the ongoing first review of the new program could lead to further recessionary pressures, especially in the first semester of 2016.

        The fiscal adjustment strategy is planned to be achieved primarily through a combination of upfront fiscal reforms and new interventions in the pension system. The cornerstones of the adjustment on the revenue side are: a) an effective increase of about 2% in the effective VAT rate through the transition of almost one-fifth of goods and services to the higher VAT rate of 23% (since July 20, 2015) and b) parametric and qualitative changes in 2016 of the tax system that involve an increase personal income tax progressivity, reforms in the taxation of farmers, self-employed, corporates and other sources of non-wage income and sustainable gains in tax efficiency. Most of these measures are planned to be fully implemented in 2016. Government revenue is also expected to be supported by structural fiscal reforms aimed at strengthening tax compliance and fighting tax evasion by capitalizing on the increasing technical capabilities for verifying wealth profiles and income flows.

        New savings from further interventions on the pension system correspond to a core aspect of the fiscal strategy for 2016–18 with a view to ensuring the medium-to-longer term sustainability of the social security system and minimizing near-term financing gaps of social security entities through additional parametric changes in conjunction with measures to increase the efficiency and the incentives structure provided by the system. In this respect, the Third Program also outlines a new round of changes in the pension system, primarily focusing on the complete implementation of provisions of the relevant laws of 2010–2011 and new amendments focusing on minimizing the impact of remaining exemptions, increasing disincentives for early retirement and further rationalizing wage replacement ratios for new retirees. These changes aim at minimizing fiscal pressures and improving the efficiency and long-term viability of the system.

        Moreover, a fiscal council is planned to be established and become fully operational in 2016 which will, inter alia, be responsible for suggesting the imposition of automatic breaks in government spending (Source: Euro Summit Statement, July 12, 2015).

Financial stability and soundness

        Safeguarding financial stability is one of the four pillars under the Third Program, acknowledging the critical role that a stable and sound banking system must play during the recovery process. The 2015 Comprehensive Assessment was finalized on 30 October 2015 specifying the additional capital needs of systemically significant Greek banks at EUR 4.4 billion in the baseline scenario and EUR 14.4 billion in the adverse scenario of the stress test. In turn, the banks undertook capital raising exercises during the fourth quarter of 2015, with the recapitalization process completed by the end of 2015 (Source: ESM Statement, December 8, 2015).

        Moreover, a comprehensive strategy for addressing non-performing loans and related changes in the legal framework is planned to be finalized in 2016, permitting banks to cope more effectively with problematic loans, protect the weakest income groups and, at the same time, release vital financial resources to finance the economy during the recovery process. Finally, a number of measures intended to improve the governance of the HFSF and the Greek banks have been legislated and are expected to be implemented during the first half of 2016.

Structural reforms in labor, product and services markets to enhance competitiveness and growth and sustainable progress in privatization strategy

        The third pillar of the Third Program focuses on a number of wide ranging reforms in labour and product markets to enhance competitiveness along with the growth-enhancing implications of the ambitious privatization strategy. In recent years, major changes have been made to Greek labor market institutions and wage bargaining systems to make the labor market more flexible and efficient. On this basis, the Greek authorities have announced their commitment to launching a consultation process to review a number of existing labor market frameworks, including collective dismissal, industrial action and collective bargaining, taking into account best practices internationally and in Europe. Furthermore, an integrated action plan is scheduled to be adopted by mid-2016, to fight undeclared and under-declared work in order to strengthen the competitiveness of legal companies and protect workers, as well as raise tax and social security revenue.

        The Greek government authorities also intend to improve public administration and judicial system efficiency. The latter aims at effective implementation of the new Code of Civil Procedure (adopted in July 2015), rationalization of court fees and implementation of measures to reduce the backlog of cases in administrative and civil courts.

        The Greek Government has also committed to facilitate the privatization process and complete all needed Government actions to allow tenders to be successfully executed. In line with the statement of the Euro Summit of July 12, 2015, a new independent fund will be established and have in its possession Greek assets to be privatized. The "overarching objective of the fund is to manage valuable Greek assets; and to protect, create and ultimately maximize their value which it will monetize through privatizations and other means" (Source: Memorandum of Understanding, August 19, 2015). The

privatizations fund would be established in Greece and be managed by the Greek authorities under the supervision of the relevant European institutions and is expected to fulfill its objective by adhering to international best practices in terms of governance, oversight and transparency of reporting standards, and compliance.

        For risks relating to the Hellenic Republic economic crisis and the impact it may have on the Bank, see Item 3.D. "Risk Factors—Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis have had and may continue to have an adverse impact on our business, results of operations and financial condition" and "—Deteriorating asset valuations resulting from poor market conditions may adversely affect our business, results of operations and financial condition and may limit our ability to post collateral for funding purposes from Eurosystem".

  Implementation of the Capital controls and "Bank Holiday"

        Greek depositors (especially households) withdrew more than EUR 50 billion of bank deposits between November 2014 and June 2015 (of which EUR 32 billion were household deposits, EUR 5.2 billion were general government deposits and around EUR 4.0 billion non-resident deposits), with withdrawals peaking in late-June 2015 when the standstill in negotiations had become evident. The cumulative reduction in the banking system's deposit base of EUR 52.7 billion between end-November 2014 and July 2015 and the loss of access to private funding markets were covered by a net increase in Eurosystem financing (including the ELA) of EUR 80.4 billion in the same period. Total dependence peaked at EUR 126.6 billion in June 2015, of which EUR 86.8 billion corresponded to ELA.

        However due to the further deterioration liquidity conditions in the Greek banking sector, the non-timely servicing of a maturing loan to the IMF and the termination of the Second Program on June 30 2015, without agreement on a new program, the ECB Governing Council decided to maintain the ELA ceiling for the Greek banking sector unchanged at around 89 billion (at the June 26 level) effectively inhibiting any additional access by Greek banks to the Eurosystem financing in a period of accelerating deposit withdrawals (especially in cash form).

        Against this backdrop, the Greek Government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, 2015, and applied specific restrictions on banking and other financial transactions of Greek citizens and legal entities (jointly referred to as "capital controls").

        Accordingly, liquidity tensions eased somewhat in the second half of 2015, permitting a reduction in Greek banks' Eurosystem reliance by EUR 19.1 billion, to EUR 107.5 billion in December 2015 (Source: Bank of Greece, Monthly Balance Sheet, December 2015), despite the concurrent loosening of capital controls on enterprises, through higher approvals at the respective committees. Eurosystem funding declined further to EUR 104.2 billion in February 2016 (Source: Bank of Greece, Monthly Balance Sheet, February 2016).

        Although the Third Program is being implemented, as noted above, macroeconomic conditions remain challenging due to the intensification of fiscal adjustment effort, the slow improvement in liquidity conditions and the lagged impact of uncertainty and the capital controls on private sector spending decisions. Moreover, the fiscal drag is expected to increase in the second quarter of 2016 due to the implementation of the new fiscal measures negotiated with official creditors for completing the pending review of the financial support program.

Recent Macroeconomic Developments in Greece

        The Greek economy has proved resilient in 2015, to a combination of several adverse factors that included: i) heightened uncertainty related to prolonged negotiations with official lenders; ii) an intensifying liquidity squeeze of the public and private sector due to significant external financing shortages and capital flight, which have been compounded by a revival of Grexit scenarios in the second quarter of 2015 and iii) the imposition of capital controls since June 29, and the announcement of snap elections in September 2015.

        In this very challenging environment, economic activity expanded by 0.6% in the first half of 2015 and contracted by –1.2% in the second half of 2015, with full year contraction of real GDP of –0.3% (Source: EL.STAT., Quarterly National Accounts Press Release, February 2016),) following the imposition of capital controls and the three week bank holiday in July 2015. This resilience reflected, to a significant extent, the fact that capital controls had been anticipated by Greek households and firms, permitting them to pre-emptively draw up contingency plans to cushion their near-term impact (i.e., about EUR 41 billion of domestic private sector deposits had been withdrawn between November 2014 and June 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016)). Furthermore, it reflected the advanced stage of economic rebalancing in Greece following a painful multi-year economic adjustment, which made it far more resilient to external shocks. Moreover, the upsurge in cashless transactions (an almost 100% increase in terms of value, Source: Hellenic banks Association data) following the imposition of capital controls, has also supported official economic activity—mainly private consumption—prompting a shift of activity from the shadow to the official economy. This shift reflected an increase in demand for goods and services provided by business entities operating in the official economy, in conjunction with increasing compliance by a number of firms formerly operating in the shadow economy, and included a shift in activity to larger enterprises, to the detriment of SMEs. The progress in loosening of capital control restrictions for businesses since August 2015 has ameliorated their negative impact, especially for medium-to-large sized enterprises (Source: NBG, Greece Macro View, October 2015 and February 2016).

        Private consumption increased by 0.3%, in 2015 (Source: EL.STAT., Quarterly National Accounts Press Release, February 2016), based primarily on the continued improvement of labor market conditions (annual employment growth of 2.0% in 2015, (Source: EL.STAT., Labour Force Survey Press Release, March 2016) and the positive impact of lower cost imports (mainly low oil prices) on households' disposable income, while tourism showed strong momentum (average annual increase of 6.0% (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016), directly and indirectly supporting economic activity. The decline in oil prices (–36.4% year-over-year, in euro terms, Source: Federal Reserve Economic Data) have also supported activity by driving domestic energy prices to lower levels (–13.9% year-over-year, Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016) and, thus, supporting private sector's disposable income, while tourism activity remained solid with arrivals increasing by 7.1% year-over-year in 2015, and revenue by 6.0% in 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016).

        Fixed capital formation increased by 0.9% in 2015 (Source: EL.STAT., Quarterly National Accounts Press Release, February 2016), mainly supported by the resilient momentum of business investment in the first half of 2015 and higher public investment in the fourth quarter of 2015. Downside pressures on investment emerged in the second half of the year, mainly due to lagged effects of uncertainty, and a very slow improvement in liquidity conditions (Source: EL.STAT., Quarterly National Accounts Press Release, February 2016). Business investment increased by 3.3% year-over-year, in 2015, whereas residential construction decreased by 23.3% year-over-year in 2015; however, both business investment and residential construction weakened in the second half of 2015 (–0.7% year-over-year and –26.3% year-over-year, respectively, in the second half of 2015, Source: EL.STAT., Quarterly National Accounts Press Release, February 2016). House price valuations dropped by 5.1% in the full year 2015 compared with 4.5% in the first half of 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016), with a sizeable supply of unsold houses weighing further on valuations. Labor market trends remained positive in 2015, with employment expanding by 2.0% year-over-year and unemployment declining to a three and a half-year low of 24.0% in December 2015 from 24.9% in June 2015 and 25.9% in January 2015) (Source: EL.STAT., Labor Force Survey Press Release, March 2016).

        Nonetheless, increasing fiscal pressure from the back-loaded structure of tax obligations in the second half of 2015 and the new fiscal measures implemented in this period, as well as, in the first half of 2016 are estimated to weigh on private consumption, investment and labor market conditions in the first half of 2016 (Source: NBG, Greece Macro View, February 2016, European Commission Spring Forecasts, May 2016). In this context the prospective agreement on the completion of the pending first review of the Third Program is conditioned on the legislation and implementation of additional fiscal measures sufficient to lead the economy to a sustainable surplus in government budget by 2018, sufficient large to support the long-term reduction of the debt.

        Fiscal trends showed a notable improvement in the second half of 2015, following a stressed first half of 2015, along with a decline in uncertainty and the imposition of new fiscal measures in July 2015. The State budget primary balance over performed compared with the revised targets for 2015 (included in the 2016 Government Budget) by 1.5% of GDP (excluding the impact of ECB's Securities markets program and Agreement on Net Financial Assets revenue) supported by a pick-up in revenue in the second half of 2015 (an increase in tax revenue of +3.7% year-over-year in the second half of 2015 (Source: Ministry of Finance, State Budget Execution, Monthly Bulletin, June 2015 and December 2015) and further spending restraint. According to European Commission estimates, this over performance appears sufficient to meet the Government Budget 2016 estimates for a small primary deficit of 0.3% in 2015 budget (Source: European Commission, Autumn Forecasts, October 2015), despite the accumulation of new arrears of EUR 1.6 billion in the private sector in 2015 (Source: Ministry of Finance, General Government Monthly Bulletin, December 2015). State Budget continues to over perform in the first two months of 2016, with primary balance exceeding target by EUR 2.0 billion (Source: Ministry of Finance, State Budget Execution, Monthly Bulletin, February 2016). The debt-to-GDP ratio is estimated by the European Commission to reach 179% in 2015 and peak at 185% in 2016 (Source: European Commission, Winter Forecasts, February 2016). These figures are lower than estimates contained in the preliminary debt sustainability analysis ("DSA") published in July (Source: IMF, Greece: Preliminary Draft Debt Sustainability Analysis, June 26, 2015), since the actual costs of bank recapitalization were only EUR 5.4 billion versus an earmarked envelope of EUR 25 billion (Source: European Stability Mechanism "ESM", Press Releases, December 1, 2015 and December 8, 2015).

        The Greek banking system remained in deleveraging mode with the pace of annual contraction in lending to private sector accelerating moderately in the second half of 2015 to 2.0% year-over-year in December, with loans to households contracting by 3.1% year-over-year (compared with a decline of total credit to private sector of 1.7% year-over-year in June 2015). Corporate credit declined by 1.2% year-over-year in December 2015 compared with –0.7% year-over-year in June 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016). Bank credit to the domestic private sector, June 2015 and December 2015). Credit growth to private sector weakened further in the first two months of 2016 (–2.3% year-on-year), mainly due to deterioration in credit to non-financial corporations (–1.6% year-on-year), while the contraction in credit to households slowed down to –2.9% year-on year in February 2016 vs. –3.1% in December 2015 (Source: Bank of Greece, Press Release, Bank credit to the domestic private sector, February 2016).

        Uncertainty remained high for the most part of the year and started to subside, gradually, following the official activation of the Third financial support program and the disbursement of related funding in August 2015, in conjunction with the resolution of political uncertainty following the timely formation of a new coalition government in September 2015. However, risks surrounding the financial environment effectively lasted until the fourth quarter of 2015, when the conclusion of the Greek banks comprehensive assessment and the timely completion of the recapitalization contributed to a gradual restoration of confidence in the Greek banking system. In this challenging environment, the cumulative withdrawals of bank deposits reached EUR 47.6 billion during the first seven months of 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016) and a significant deterioration in the valuations of government bonds occurred, with the yield of the 10-year Greek government bond peaking at 19.2% in early July 2015 (Source: Bloomberg database). The liquidity gap from deposit outflows and the closing of market financing has been offset by an increase in funding that banks raised from the Eurosystem (including ELA), which increased by EUR 51.5 billion, since the beginning of 2015, reaching a peak of EUR 126.6 billion, in late-June 2015 (Source: Bank of Greece, Monthly Balance Sheet, June 2015 and December 2016).

        After the imposition of restrictions to the movement of capital from June 28, 2015 and especially the finalization of the country's new financial support agreement on July 13, 2015, pressures on deposits and the bond market subsided, with deposits showing marginal recovery by EUR 1.2 billion in August–December 2015 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016). The average yield on the 10-year Greek government bond declined to 8.5%, in August–December 2015, from 12.7%,in June–July 2015 (Source: Bloomberg database). In addition, interest rates on new time deposits fell to 1.0% in December 2015, from 1.8% in June 2015 and 1.8% in December 2014.

        The pace of deleveraging showed a mild acceleration with the credit growth rate of the private sector contracting by –2.0% in December 2015, from –1.7% in June 2015 and –3.1% in December 2014 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016). Total bank deposits have stabilized since the imposition of capital controls in July 2015 and increased by EUR 1.2 billion, cumulatively, until December 2015, supported by a normalization in government spending, which had been partly transmitted to the private sector, inflows of EU funds and favorable seasonal factors. However, total bank deposits remain EUR 46.4 billion lower than their level of December 2014 (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016) and continued to decline in the first two months of 2016 by EUR 2.1 billion (Source: Bank of Greece, Statistics database). Accordingly, the Greek banking system's financing from the Eurosystem decreased to EUR 107.5 billion in December 2015 and by EUR 19.1 billion cumulatively since June 2015, with ELA dependence contracting by EUR 17.9 billion, in this period (Source: Bank of Greece, Monthly Balance Sheet, June 2015 and December 2015) and decreases further by EUR 0.9 billion in January–February 2016 (Source: Bank of Greece, Monthly Balance Sheet, February 2016).

        Following the agreement and legislation of two additional sets of prior actions, the Greek government received another EUR 3 billion related to the first Program installment, in two sub-tranches in November and December 2015. (Source: ESM Statements, November 23, December 22, 2015). This funding has been used to cover external debt servicing needs and contributed to a normalization of government spending and to the clearance of about EUR 0.5 billion of Government arrears to the domestic private sector (Source: Ministry of Finance, December 2015).

        The Eurogroup of May 9, 2016, welcomed the completion of a policy package comprised of 3 per cent of GDP of new fiscal measures (including pension and personal income tax reforms, source: Eurogroup Statement on Greece, May 9, 2016), which was a key precondition for the completion of the first review of the Third Program, and requested the legislation and implementation of an additional set of agreed prior actions by end-May 2016 for ensuring a successful conclusion of the pending review. These additional actions include:

  i)
  The introduction of a contingency adjustment mechanism, which will be legislated until end-May to ensure that set of appropriate corrective fiscal actions (spending cuts) would be automatically implemented as soon as there is objective evidence of a failure to meet the annual primary surplus targets in the programme (3.5% of GDP, in the medium-term). If measures enacted have a temporary nature when the mechanism is triggered, permanent structural measures agreed with the institutions, including revenue measures, should become effective in the year thereafter, as part of the regular budgetary process, in order to bring the budget implementation back on track,

  ii)
  In the context of a comprehensive implementation of the NPL strategy, new measures will be legislated to immediately open up the market for the sale and servicing of performing and non-performing loans, with the temporary exclusion of small loans secured by primary residences,

  iii)
  The adoption of the law establishing the agreed Greek Privatization and Investment Fund, including an initial transfer of a portfolio of state assets. The Supervisory Board of the fund will be appointed by June 2016, and the fund will become fully operational no later than September.

        Upon full implementation of the prior actions by the Greek authorities and following national procedures where necessary, the "Eurogroup stands ready to support the disbursement of the second tranche of the ESM programme" amounting to EUR 5.7 billion in June 2016 and/or early in the third quarter of 2016. The disbursed funding could be significantly higher from the above amount if includes program funding earmarked for the clearance of government arrears that amounts to, approximately, EUR 5.0 billion until June 2016.

        The Eurogroup also stated in the same meeting that it stands ready to consider, if necessary, "possible additional debt measures aiming at ensuring that Greece's refinancing needs are kept at sustainable levels in the long-run. These measures will be conditional upon full implementation of measures agreed in the context of the Third Program, and will be considered after the completion of the first review, once all prior actions have been fully implemented" (Eurogroup Statement on Greece, May 9, 2016). In this context, the Eurogroup on the following general guiding principles for the possible additional debt measures: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country's adjustment process even after the program ends; and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future.

        The Eurogroup also agreed to establish a benchmark for assessing sustainability of the Greek debt, based on gross financing needs related to the debt servicing costs of the Hellenic Republic. The Eurogroup statement foresees a sequenced approach, whereby a package of debt measures could be phased in progressively, as necessary to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality of the ESM programme. The Eurogroup reconfirms that nominal haircuts are excluded, and that all measures taken will be in line with existing EU law and the ESM and EFSF legal frameworks. In this context of this strategy, euro area counties are going to consider:

  •
  For the short term:  possibilities to optimize debt management of the programme.

  •
  For the medium term:  to investigate specific measures (such as longer grace and payment periods) which can be used, if necessary, at the end of the ESM programme, conditional upon the successful implementation of the ESM programme, as well as such measures as the use of the SMP and ANFA equivalent profits.

  •
  For the long term:  the Eurogroup stands ready, if necessary, and conditional upon compliance with the primary surplus targets, to further assess at the end of the programme the need for possible additional debt measures to ensure Greece's gross financing needs remain on a sustainable path.

        Looking forward, the better than officially expected GDP outcome in 2015 (deflated GDP contraction of 0.3% compared to official estimates made in the third quarter 2015 for a recession of 2.3%, Sources: EL.STAT., Quarterly National Accounts Press Release, February 2016 and European Commission, Debt Sustainability Analysis, July 2015, respectively), and the continuing improvement in business survey data until early 2016 set the stage for a milder recession in 2016 (European Commission revised its annual GDP growth forecast to –0.3% in May 2016, from –1.3% in November 2015, Sources: European Commission, Spring 2016 Forecast, May 2016 and European Commission, Autumn Forecast, November 2015, respectively). The frontloaded intensification of the fiscal effort with a new set of measures being under negotiation with official lenders for the achievement of the fiscal targets of the period 2016–2018 is likely to exert additional downward pressures on economic activity as exemplified by the decline in consumer confidence to a 30 month low in March 2016 (Source: European Commission, Business and Consumer Survey results, March 2016). The increasing probability of a successful completion of the first review of the Third Program following the significant progress made in the Eurogroup of May, could provide and significant confidence boost which in conjunction with the disbursement of significant amounts of funding could reduce downside pressures on activity and pave the way for positive GDP growth in the second half of 2016 (Source: European Commission, Spring Forecasts, May 2016).

        In this environment, the contraction of bank credit to private sector is expected to continue, while deposits are expected to recover very gradually under the direct and implicit constraints of capital controls.

Uncertainties, risks and future prospects

        In 2016, economic activity in Greece will continue to be affected, at least in the first half of the year, by the downside pressures on growth from the GDP contraction in the second half of 2015, and the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus in Government budget (Source: Ministry of Finance, State Budget 2016, November 2015). Moreover the slow improvement of liquidity conditions is expected to weigh on activity in most part of 2016. Accordingly, GDP is estimated to decline further (–0.3% year-over-year in 2016, in constant prices, Source: European Commission, Spring Forecast, May 2016) with the economy returning in positive growth in the second half of 2016 supported by: i) lower energy prices; ii) improving sentiment compared to the previous year; iii) positive tourism and export trends, iv) a gradual normalization of liquidity conditions (reflecting, inter alia, a gradual clearance of government arrears), v) supportive base effects and vi) a prospective further easing of capital controls.

        The timely completion of the pending first review of the Program for Greece, in the first months of 2016 is expected to allow the release of more than EUR 5 billion of official funding and contribute to sustainable recovery in economic sentiment and a faster improvement in liquidity conditions especially if supported by a reinstatement of the ECB waiver on Greece's financial assets and, eventually, the eligibility in the ECB's quantitative easing. Accordingly, a significant delay in the completion of the review which could be seen as a step backwards following the significant progress made in the Eurogroup of May 9, 2016 could give rise to negative confidence and liquidity effects, delay the relaxation of capital controls and exert additional downward pressures on collateral valuations and ultimately create debt servicing tensions for the Hellenic Republic and the private sector, and impose significant downside risks for economic activity.

  Overview of the Macroeconomic Impact of the Capital Controls

        Overall, capital controls and restrictions on cash transactions in Greece are expected to affect domestic demand and small business activity in the near term, but the recessionary impact is expected to be mitigated by a prospective reduction in uncertainty and gradual normalization of liquidity conditions (Source: European Commission, Spring Forecast, May 2016). See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece".

        Capital controls and constraints on cash withdrawals in Greece have created downward pressures on economic activity albeit less severe than initially expected, contributed to an increase of cashless transactions (higher use of credit, debit cards and electronic money transfers which registered an increase of 80% year-over-year in the second half of 2015, according to estimates of the Hellenic Banks Association) and stabilized bank deposits (Source: Bank of Greece Bulletin of conjunctural indicators, February 2016). The negative impact on domestic demand from the three-week bank holiday in July and restrictive limits on financial transactions has been partially offset by the pre-emptive adjustment of the business sector (liquidity and inventory hoarding since the first half of 2015) and the near-doubling in the use of cashless payments in economy-wide transactions. Moreover falling energy prices and a strong tourism season (increase in tourism revenue of 6.0% year-over-year in 2015 or 0.5% of GDP annualized excluding second round effects, Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2016) also absorbed a considerable part of the recessionary shock due to uncertainty and the capital controls. The progress in program implementation in the second half of 2015 has been accompanied by the disbursement of EUR 3 billion of program funding in October–November which contributed to a mild improvement in liquidity conditions and contributed into a considerable rebound in business sentiment.

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe-5 ("SEE-5", comprising Albania, Bulgaria, FYROM, Romania, and Serbia)(8)

        The performance of the economies and banking sectors of SEE-5 improved across the board in 2015.

        Economic activity gained momentum, inflation retreated, fiscal deficit receded, external adjustment continued, and banking sector profitability strengthened.

        Real GDP growth is estimated to have accelerated to a seven-year high of 3.2% in 2015 from 2.1% a year earlier, despite a tighter fiscal stance (the fiscal deficit narrowed to 2.2% of GDP in 2015 from 3.0% a year earlier). The acceleration was supported by private consumption and, to a lesser extent, by fixed investment. Stronger real disposable income, reflecting, inter alia, improving labor market conditions and weaker inflation (down to –0.4% year-on-year in 2015 from 0.6% a year earlier) along with favorable global oil prices boosted private consumption, while better absorption of EU funds, especially in Romania and Bulgaria, strengthened further investments.

        Despite the rebound in domestic private demand, the current account deficit remained at 1.6% of GDP for the third successive year in 2015, well below the pre-crisis all-time high and unsustainable level of 15.0% of GDP. In fact, a offset the negative impact of increasing prices of non-energy related-imports on the current account. Encouragingly, the quality of financing of the current account deficit remains sound, with non-debt generating foreign direct investments more than covering the current account deficit for the third year in a row in 2015 (172.9%).

        Amid a favourable operating environment, the fundamentals and the performance of the SEE-5 banking sector improved significantly in 2015. Indeed, the 2015 net profit of the sector stood at an estimated multi-year high of EUR 2.0 billion reversing the loss of EUR 0.5 billion a year earlier; underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 11.7% in FYROM and 22.0% in Serbia at end-September 2015 versus 11.3% in FYROM and 22.8% in Albania at end-2014). Moreover, the capital adequacy ratio strengthened (ranging between 15.8% in Albania and 22.5% in Bulgaria at end-September 2015 versus 15.7% in FYROM and 21.9% in Bulgaria at end-2014), supporting an expectation of loan growth in lending activity in the near future, in view of the region's low lending penetration (loan-to-GDP ratios in SEE-5 ranged between 31.3% and 60.8% at end-2015), especially in the retail segment (retail lending-to-GDP ratios in SEE-5 ranged between 10.7% and 21.6% at end-2015) and adequate liquidity ratios (the SEE-5 average loan-to-deposit ratio eased to 90.0% at end-2015 from 96.0% at end-2014, after having remained above the 100% threshold for eight years).

(8)
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE-5 weighted averages are based on NBG estimates of nominal EUR GDP in each country.

The macroeconomic outlook and the performance of the banking sector is expected to improve further in SEE-5 in 2016.

        Real GDP is expected to expand at a faster pace, on the back of stronger domestic demand, supported inter alia by improving labour market conditions, an expansionary fiscal policy, favourable global commodity prices, and a buoyant credit activity.

        There are, however, downside risks to the SEE-5 positive outlook, stemming from renewed political uncertainty and policy slippage, mainly due to a heavy election calendar in 2016 (in Romania: local elections (June) and legislative elections (December); in Bulgaria: presidential elections (October); in Serbia: local elections and legislative elections (April); and in FYROM: legislative elections (June)) and weaker-than-expected economic activity in the region's main trading partner—the euro area.

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

        The following tables summarize the Group's off-balance-sheet arrangements, whose contract amounts represent credit risk, as at December 31, 2014 and 2015:

	2014	2015
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Residential real estate	6	6
Commercial letters of credit	474	224
Standby letters of credit and financial guarantees written	3,598	3,257

Total	4,078	3,487

(1)
Commitments to extend credit as at December 31, 2014 and 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2015 are EUR 5,738 million (2014: EUR 6,743 million).

F.  Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2015, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in millions)
Time deposits(1)	14,809	469	13	3	15,294
Long-term debt(1)	1,010	112	344	269	1,735
Operating lease obligations	32	49	37	35	153
Insurance reserves(2)	226	330	279	1,259	2,094
Pension liability(3)	38	27	29	179	273

Total	16,115	987	702	1,745	19,549

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 20 and Note 24 respectively, to the U.S. GAAP Financial Statements.

(2)
Insurance obligations are calculated based on the maturity of the reserves. Insurance reserves are discussed in Note 23 to the U.S. GAAP Financial Statements.

(3)
Funded and unfunded obligations related to pensions are based on the current estimate of future obligations under the plans. Pension plans are discussed in Note 40 to the U.S. GAAP Financial Statements.

        The information disclosed in the table does not include the CoCos which are perpetual. Further, discontinued operations and liabilities directly associated with long lived assets held for sale are not included in the table because the related obligations will not be settled by the Group in accordance with their contractual maturities, due to their planned disposal.

        Derivative liabilities were not included to this table because it was not reasonably possible to determine the contractual undiscounted cash flows by segregating cash receipts from cash outflows.

G.  Safe Harbor

        See "Special Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Board of Directors and Senior Management

Board of Directors of the Bank

        The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Appointment of Directors and Operation of the Board

        The members of the Board of Directors are elected by the Bank's General Meeting of the Shareholders for a term that cannot exceed three years and shall end at the ordinary General Meeting of the Shareholders of the year in which such term expires. All members can be re-elected. The General Meeting of the Shareholders determines each time the exact number of the members of the Board of Directors, within the range prescribed by the applicable framework and the Bank's by-laws (must always be an odd number) and its independent members.

        A representative of the Hellenic Republic, and an HFSF Representative also participate in the Bank's Board of Directors, in line with Greek Laws 3723/2008 and 3864/2010 respectively, as in force. Additionally, as prescribed by the Amended Relationship Framework Agreement between the Bank and the HFSF, a further HFSF Observer (without voting rights) was appointed to the Board of Directors of the Bank and all its committees. (see Item 4.B., "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan").

        Additionally, given the participation of the International Finance Corporation ("IFC") and the European Bank for Reconstruction and Development ("EBRD") in the 2015 Recapitalization, the IFC holds 66,666,667 shares of the Bank, (0.7% of our total share capital) and the EBRD holds 166,666,666 shares, (1.8% of our total share capital), and the Bank has signed an agreement with each of IFC and EBRD which grants each the right to propose a candidate Board member, which may be elected to sit on the Board, subject to applicable law, the Bank's relevant internal policies and shareholders' approval.

        The Corporate Governance Code specifically defines the minimum number of executive, as well as independent and non- executive directors (see Item 10.B, "Memorandum and Articles of Association" and Item 16.E, "Purchases of equity securities by the issuer and affiliated purchasers").

        The Board of Directors' members can be removed at any time by the General Meeting. In the event that a member ceases to participate in the Board of Directors, due to resignation, disease or having forfeited for whatever reason, and in case its replacement by deputy members, that have potentially been elected by the General Meeting is impossible, the rest of the members may either provisionally elect another member to cover the unoccupied seat for the period of time that remains until the replaced member's term of office ends, or may continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall remain within the range prescribed by the applicable framework and the Bank's by-laws. In the event that a new Director is provisionally elected, the election shall be valid for the remaining term of office of the Director replaced and is announced by the Board of Directors at the immediately following General Meeting, which may replace the Directors even if no relevant item is included on the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board.

        The Board of Directors elects, by absolute majority from its members, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect one or more Vice Chairman(en) and Deputy Chief Executive Officer(s). In accordance with the applicable regulatory framework and best practices in corporate governance, the Bank distinguishes the role of the Chairman from that of the Chief Executive Officer.

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

        The Board of Directors convenes as prescribed by the Greek legislation, the Bank's Articles of Association and Corporate Governance Code, as well as according to the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. The Board is convened (a) by the Chairman, upon invitation send by the Board of Directors Secretary to the Board members at least three business days before the meeting. The invitation must clearly specify the items on the agenda, otherwise decisions cannot be reached unless all members of the Board of Directors' are present or represented at the meeting and no member objects to decision-making or (b) by the Chairman upon request by two members, within seven days from the submission of the request, which should clearly specify the agenda of the Board meeting requested or (c) by the Chairman upon request of the HFSF representative within seven days from the submission of the request to the Chairman. In case the Board of Directors Chairman does not proceed with convocation of the Board upon request of two members or the HFSF representative within the above deadline, then the two members or the HFSF representative respectively are able to convene the Board within five days from expiry of the above deadline of seven days. The invitation shall be notified to all Directors and to the HFSF observer.

        Any Director may request that the Chairman include one or more items on the agenda of the next Board meeting. Two or more Directors may require that the Chairman include one or more items on the agenda of the next Board meeting. The HFSF representative also has the right to include items on the agenda and, to that end, must send to the Chairman of the Board of Directors in writing, the proposed/additional items at least two business days prior to the date of the Board meeting. The Chairman of the Board must include those items on the agenda of the scheduled Board meeting.

        The Board of Directors forms a quorum and validly deliberates when one half plus one of the Directors are present or represented, but under no circumstances may the number of Directors present be less than five. The Articles of Association describe in detail the requirements of Directors' representations for valid resolutions adoption.

        In the context of further enhancing the efficient operation of the Board of Directors, in 2015 the Bank proceeded with the implementation of a special Board Secretariat system to further support operation of the Board of Directors. The use of this system is expected to enhance procedures for providing Board members with appropriate information and notifications, and facilitate exchange of opinions and commenting on issues placed under consideration of the Board of Directors and Board Committees and better monitoring of issues discussed by the Board of Directors and its Committees.

Responsibilities of the Board of Directors

        Among other matters, the Board of Directors is responsible for:

  •
  Reviewing and approving the strategic direction of the Bank and the Group, including the business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank's and the Group's Management;

  •
  Reviewing the Group's corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group's corporate governance system;

  •
  Acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

  •
  Establishing Branches, Agencies and Representation Offices in Greece and abroad;

  •
  Establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

  •
  Nominating General Managers and other executives of the Bank, as appropriate in line with the applicable framework and accordingly following proposals by the Bank's responsible bodies;

  •
  Reviewing and approving the Group and the Bank's annual and interim financial statements;

  •
  Issuing bonds of any type, with the exception of those for which the Bank's General Meeting is exclusively responsible in accordance with the Greek Law;

  •
  Approving the Bank's by-laws.

        Pursuant to Greek Law 3723/2008 and the HFSF Law, both as in force, as well as according to the Amended Relationship Framework Agreement entered into with the HFSF, the representatives of the Hellenic Republic and the HFSF may, inter alia, veto the decision making process of the Board of Directors in relation to dividend allocation and remuneration of the Chairman of the Board of Directors and Board members, the Chief Executive Officer, the Deputy Chief Executive Officers as

well as the General Managers and their substitutes. (See Item 4.B., "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for further information on the powers of the representative of the Hellenic Republic under the Hellenic Republic Support Plan and Item 4.B., "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF" for the HFSF's powers).

        The Bank's Board is supported by five Board Committees, which have been established and operate for this purpose, namely the Strategy Committee, the Board Risk Committee, the Audit Committee, the Corporate Governance and Nominations Committee, and the Human Resources and Remuneration Committee. (See Item 6.C., "Board Practices—Board Committees").

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

        In line with the provisions of the Bank's Articles of Association, the General Meeting of the Shareholders is the sole corporate body vested with the authority to elect the members of the Board of Directors, as well as to determine the independent non-executive members. Exceptionally, the provisions of para. 3 of Article 18 of the Bank's Articles of Association and para. 7 of Article 18 of the Greek Company Law 2190/1920, in the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be within the range prescribed by the applicable framework.

        Based on agreements the Bank has in place with the International Finance Corporation and the European Bank for Reconstruction of Development, following the participation of the two organizations in the Bank's share capital increase completed in December 2015, which remain in force while shares of the Bank are held by the two organizations, each organization is entitled to propose a candidate Director, which may be elected to sit on the Board, subject to applicable law, the Bank's relevant internal policies and shareholders' approval.

        According to the Bank's Corporate Governance Code, the Board of Directors, assisted by the Board of Directors' Corporate Governance and Nomination Committee, proposes to the General Meeting candidate Directors on the basis of the Nomination Policy which requires them to meet the "fit and proper" criteria and not have any systematic conflict of interest with the Bank. It is not necessary for the Board of Directors to submit a separate proposal for the positions of Chairman of the Board and Chief Executive Officer.

        Following the election of the new members of the Board of Directors by the General Meeting of the Shareholders, the Board of Directors in its first meeting elects its Chairman and the Chief Executive Officer who manages the Bank, by absolute majority among its members. According to the Bank's Corporate Governance Code, the Bank distinguishes the role of the Chairman of the Board and the role of the Chief Executive Officer. Moreover, the Board of Directors has the authority to elect Vice Chairman (men) and Deputy Chief Executive Officer(s).

        In selecting and proposing to the General Meeting of the Shareholders potential members of the Board, or in appointing new members in replacement of members who for whatever reason cease to be on the Board, the Board shall endeavor to propose candidates who meet the fit and proper requirements, as set out in the applicable framework, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board as a collective body presents especially the following basic profile:

  •
  Has in depth knowledge of the financial industry, counting among its members individuals who are serving or have served in the past in leadership positions in financial institutions; The Board shall have the appropriate mix and experience in financial services or commercial banking and adequate time to provide effective oversight of a Group that offers a diverse range of financial services and operates on an international scale. Some its members have significant long-time experience in financial management, accounting, and risk and capital management and control. Board members must also be aware of the legal and regulatory requirements of the banking industry.

  •
  Possesses significant business and professional experience counting among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board of Directors is called to decide;

  •
  Has a full understanding of the Bank's client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

  •
  Has considerable international experience and is able to contribute to NBG's aspirations in the geographical region in which the Bank is active;

  •
  Ensures, as far as possible, an adequate representation of the two genders.

        The Bank's Corporate Governance Code, as well as the Directors' Nomination Policy describe specific suitability criteria that shall be met by candidates as regards professional competencies that are incompatible with the position of Board member at the Bank, criteria concerning independence of non-executive members, participation of candidates in other Boards, as well as other cases that are incompatible with the position of Board member. All the above aim to ensure the best composition for the Board of Directors.

        Finally, following the new provisions of the HFSF Law and the Amended Relationship Framework Agreement between the Bank and the HFSF, the amendment of internal rules, including the Bank's Corporate Governance Code, are currently underway. (See Item 4.B., "Business overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework").

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        According to the Bank's Corporate Governance Code, the Board of Directors has a self-assessment system to evaluate the effectiveness of its work and that of its committees, based on a methodology formulated and approved by the Corporate Governance and Nominations Committee.

        Further, according to the HFSF Law, as amended, the HFSF, with the assistance of an independent advisor, shall evaluate the Bank's corporate governance arrangements. In particular, the evaluation shall include the size, structure and allocation of responsibilities within the board of directors and its committees, according to the business needs of the Bank. The evaluation will also include individual members of the Board and Board committees. The HFSF, with the assistance of an independent advisor, will also establish criteria for the evaluation of the corporate governance framework and the evaluation of members of the Board and its Committees, in line with international best practices. Based on that assessment, the HFSF, may make proposals for improvement and modifications of the Bank's corporate governance framework.

Directors Remuneration

        The Board of Directors formulates a proposal on the remuneration of its members for the services they provide, which is submitted to the General Meeting. This proposal is formulated in line with the current regulatory framework and the relevant undertakings of the Bank to the Monitoring Trustee and in line with the Bank's Remuneration Policy (the "Remuneration Policy"), the regulation of the Human Resources and Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board of Directors, while at the same time promoting effectiveness of the Board of Directors' operations. The remuneration of the Board's Chairman, the Chief Executive Officer and the Deputy Chief Executive Officer(s) are determined by non-executive members of the Board of Directors.

        According to Greek Law 3723/2008 and the HFSF Law, as in force, the representatives of the Hellenic Republic and the HFSF can exercise their veto right in the Board decision making process with regards to the distribution of dividends and the remuneration policy for the Chairman of the Board of Directors, the Chief Executive Officer and other Board members, the General Managers and their deputies. Compensation of the aforementioned persons shall in no case exceed compensation of the Governor of the Bank of Greece. For NBG, which received a capital injection from HFSF in 2015, the remuneration cap will be re-evaluated in line with the European Commission Banking Communication of August 1, 2013, point 38 and shall be prolonged until the end of the restructuring period. According to the HFSF Law as in force, it is prohibited for the Bank to award variable remuneration (bonuses) to the Chair of the Board, the Chief Executive Officer and other Board members or General Managers and their deputies, while the Bank participates in recapitalization programs. With regards to executive members of the Board, the Bank has adopted a Remuneration Policy which determines their remuneration within the broader context of determining senior executives' remuneration, and with the aim of promoting meritocracy and creating a culture and mentality of focusing on performance, while being aligned with the applicable framework. During 2015, no variable remuneration was granted to the Chairman of the Board and the executive members of the Board, while the remuneration of the non-executive Directors does not include bonuses according to the Bank's Remuneration Policy.

        On June 19, 2015, on a proposal of the Board of Directors following the recommendation of the Human Resources and Remuneration Committee, the Annual General Meeting of the Shareholders approved the remuneration of the members of the Board of Directors for the fiscal year 2014 according to article 24, paragraph. 2 of Greek Company Law 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officers and the non-executive members of the Board of Directors until the Annual General Meeting of 2016. Additionally, the Annual General Meeting approved for the fiscal year 2014, the remuneration of the members of the Board of Directors for their participation at the Audit Committee, the Corporate Governance and Nominations Committee, the Human Resources and Remuneration Committee, the Board Risk Committee and the Strategy Committee, and determined their remuneration until the Annual General Meeting of 2016, as per the relevant regulatory framework.

Continuous Education and Training of Directors

        The Directors receive information on all important areas concerning the Group's activities, including on regulatory compliance, corporate governance, risk management, financial management, key financial and accounting issues and Group Policies among others, so as to ensure that on a constant basis they possess knowledge and information required to ensure informed decision-making and effective conduct of their duties and responsibilities as Board members. Further, the Bank has developed a manual particularly addressed to new Board members, which includes, in accordance with the applicable legal and regulatory framework, detailed information about their obligations as Board members.

Board of Directors Structure

        Pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan as per Greek Law 3723/2008, the Hellenic Republic has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to dividend appropriation and remuneration of the Chairman of the Board, the Chief Executive Officer and other Board members, as well as the General Managers and their substitutes. The Hellenic Republic representative may also influence the Group's strategic decisions. Mrs. Angeliki Skandaliari was appointed as the Hellenic Republic representative on the Bank's Board in accordance with the said law, in replacement of Mr. Alexandros Makridis.

        Furthermore, pursuant to the HFSF Law and the Amended Relationship Framework Agreement between the Bank and the HFSF, the HFSF has appointed Mr. Charalampos Makkas as its representative on the Bank's Board. Additionally, in line with the Amended Relationship Framework Agreement, the HFSF appointed an observer to the Bank's Board (without voting rights). The HFSF representative and the observer are also appointed in the Board Committees, as prescribed by the Amended Relationship Framework Agreement.

        In the context of overseeing adherence to the Commitments undertaken by the Hellenic Republic and implementation of the restructuring plan of the Bank, Grant Thornton has been appointed as "Monitoring Trustee". (See also below "—Monitoring Trustee" and Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The Monitoring Trustee participates as an observer in meetings of the Board of Directors and certain Board/Executive Committees and has full access to any of the Bank's records including board minutes.

        Regarding the rights of the representative of the Hellenic Republic and the rights of the representative of HFSF, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework".

        The current Board of Directors, whose term expires in 2018, constituted into a body at the meeting of Board of Directors on June 19, 2015.

        The following table sets forth, for each of the Directors, their names, professional activities and the dates on which their respective term began:

Name	Activities	Start of Term
Louka P. Katseli	Chair of the Board and non-executive member	June 19, 2015
Executive Members
Leonidas E. Fragkiadakis	Chief Executive Officer	June 19, 2015
Dimitrios G. Dimopoulos	Deputy Chief Executive Officer	June 19, 2015
Paul K. Mylonas	Deputy Chief Executive Officer	June 19, 2015
Non-Executive Members
Efthymios C. Katsikas	Employees' representative	June 19, 2015
Stavros A. Koukos	Employees' representative, Chairman of Federation of Greek Banks Employees (OTOE)	June 19, 2015
Independent Non-Executive Members
Dimitrios N. Afendoulis	Economist, Assistant General Manager at the Latsis Group in Greece & Member of Executive Board of the John S. Latsis Public Benefit Foundation	June 19, 2015
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.	June 19, 2015
Petros K. Sabatacakis	Economist	June 19, 2015
Hellenic Republic Representative
Angeliki I. Skandaliari	Economist	March 23, 2015
Hellenic Financial Stability Fund Representative
Charalampos A. Makkas	Economist	June 11, 2012
Secretary of Board of Directors & Board Committees
Panagiotis A. Dasmanoglou	Assistant General Manager—Group Chief Compliance & Corporate Governance Officer	January 28, 2014

        The following changes took place during 2015 and the first quarter of 2016:

  •
  On July 17, 2015 Mrs. Alexandra Papalexopoulou-Benopoulou resigned as independent non-executive member of the Board of Directors.

  •
  On June 19, 2015 the Board of Directors elected Mr. Andreas Boumis as independent non-executive member. On January 26, 2016, Mr. Andreas Boumis resigned as independent non-executive member of the Board of Directors.

  •
  On May 28, 2015 Mrs. Paula Hadjisotiriou resigned as executive member of the Board of Directors and Deputy Chief Executive Officer.

  •
  On April 30, 2015 Mr. Petros Christodoulou resigned as non-executive member of the Board of Directors.

  •
  On March 23, 2015 the Board of Directors elected Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned.

  •
  On March 23, 2015 the Board of Directors elected Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

  •
  On March 23, 2015 Mr. Stefanos Vavalidis, resigned as independent non-executive member of the Board of Directors.

  •
  On February 25, 2015 Mr. Alexandros Makridis submitted his resignation from the Board, which was accepted by the Hellenic Republic Finance Minister on March 2, 2015. In his replacement, the Hellenic Republic, as per the Minister of Finance decision dated March 4, 2015, decided the appointment of Mrs. Angeliki Skandaliari as the Hellenic Republic Representative to the Board according to the provisions of Greek Law 3723/2008 (Board's meeting on March 23, 2015).

    During 2015, the Board of Directors convened 27 times in total.

    During 2015, the Bank's Board Committees convened 44 times in total.

    18.72% (2 out of 11) of members of the Board of Directors are women.

Greek government and HFSF influence

        Pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan, the Greek Government has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to the remuneration of the Chairman, Chief Executive Officer, the remaining members of the Board of Directors, the General Managers and their deputies compensation, as well as regarding dividend policy. The Greek Government representative may also influence the Group's strategic decisions. Mrs. Angeliki Skandaliari was appointed as the Hellenic Republic's representative on the Bank's Board in accordance with the said law, in replacement of Mr. Alexandros Makridis who submitted his resignation from the Board on February 25, 2015, which was accepted by the Hellenic Republic Finance Minister on March 2, 2015. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan" for further information on the powers of the representative of the Hellenic Republic under the Hellenic Republic Support Plan.

        Furthermore, pursuant to the HFSF Law and the Presubscription Agreement dated May 28, 2012, as amended and restated on December 21, 2012, the HFSF appointed Mr. Charalampos Makkas as its representative on the Bank's Board. The HFSF representative, according also to the stipulations of the Amended Relationship Framework Agreement between the Bank and the HFSF, participates in the Board Committees. Additionally, according the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF, the HFSF also appoints an Observer to the Board and Board Committees (without voting rights). For the HFSF's powers see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF".

        Pursuant to the 2015 Recapitalization, the HFSF participated in the Bank's recapitalization by contributing ESM notes and acquiring in exchange common shares with full voting rights representing 38.92% of the share capital of the Bank, and CoCos. Additionally, the HFSF retains common shares with restrictions on the exercise of voting rights, as per article 7a of the HFSF Law as in force, corresponding to 1.47% of the share capital of the Bank, which could have full voting rights shares upon certain conditions.

        Subject to the Amended Relationship Framework Agreement applicable law and the Bank's Articles of Association, the Bank's decision making bodies will continue to determine independently, amongst others, the Bank's commercial strategy and policy in compliance with the Restructuring Plan and the decisions on the day to day operation of the Bank will continue to rest with the Bank's competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

        Apart from their above representatives and the rights of the Hellenic Republic and the HFSF as shareholders, the Hellenic Republic does not have other powers or control over the appointment of any other member of the Bank's Board of Directors.

Monitoring Trustee

        From January to February 2013, monitoring trustees (each, a "Monitoring Trustee"), acting on behalf of the European Commission, were appointed in respect of all banks under restructuring—including the Bank, in accordance with the commitments undertaken by the Hellenic Republic towards the European Commission in 2012 in the Memorandum of Economic and Financial Policies, contained in the First Review of the Second Economic Adjustment Program for Greece.

        The Monitoring Trustees are international auditing or consulting firms approved by the European Commission on the basis of their competence, their independence from the banks and the absence of any potential conflict of interest. In each credit institution under restructuring, the Monitoring Trustees work on behalf and under the direction of the European Commission, within the terms of reference agreed with the European Committee ("EC"), the European Central Bank ("ECB") and International Monetary Fund ("IMF") staff.

        Grant Thornton has been the Bank's Monitoring Trustee since January 16, 2013.

        The commitments undertaken in 2012 were updated and included as an Annex in the 2014 Restructuring Plan. The commitments were further updated in December 2015 and included as an Annex in the Revised Restructuring Plan.

        In addition to the appointment of Monitoring Trustees, the commitments undertaken by the Greek government refer to the Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015".

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

        The Monitoring Trustee submits relevant reports to the EC/ECB/IMF on a quarterly basis.

  Curriculum vitae of our Management

        Below are the curriculum vitae of the Chairman, the Chief Executive Officer and the Deputy Chief Executive Officers, as well as those of the principal managers of various business lines of the Bank.

Chairman

        Louka Katseli, born 1952, is, from March 2015 the Chair of the Board of Directors of the National Bank of Greece and from April 2015 the Chair of the Hellenic Banking Association. She has served as Greece's Minister of Labor and Social Security (2010–2011), Minister of Economy, Competitiveness and Shipping (2009–2010) and a member of the Hellenic Parliament (2007–2012).

        Director of the OECD Development Centre in Paris between 2003–2007, she has been a member of several prominent international and European Committees including the UN Committee of Development Policy (1996–2003), the European Commission's Economic and Monetary Policy Committees and the "Comité des Sages" on the Reform of the European Social Charter (1995–1997). She was member of the team that conducted the European Report on Development 2015 "Combining Finance and Policies to Implement a Transformative post-2015 Development Agenda". Prof. Katseli has also served as Director General of the Center of Planning and Economic Research (KEPE)

(1982–1986) and as International Economic Advisor to the Greek Prime Minister (1993–1996). She is a member of the Steering Committee of the European Association of Development Research and Training Institutes (E.A.D.I.) since 2005 and member of the Euro 50 Group since 2000.

        Prof. Katseli holds a Ph.D. (1978) in International and Development Economics from Princeton University (Distinguished Dissertation in Economics), an MPA in Public Affairs(1974) from the Woodrow Wilson School for Public and International Affairs, an MA in Economics (1975) from Princeton University and a BA in Economics (1972, cum laude and Phi Beta Kappa) from Smith College.

        She is Professor of International Economics and Development at the Department of Economics of the National Kapodistrian University of Athens (1987–present) and has served as Assistant and Associate Professor of Economics at Yale University's Department of Economics and the School of Organization and Management (1977–1985). She is the recipient of numerous distinctions and fellowships, including that of the Best Young Professor at Yale (1980). She has published extensively in the areas of development economics and finance, migration management, investment and trade, exchange rate policy and institution-building in European and developing countries.

Chief Executive Officer

        Leonidas Fragkiadakis, born 1966, is the Chief Executive Officer of the National Bank of Greece Group since March 2015. He joined the National Bank of Greece in 1996 and he was responsible for the Derivatives Division. He served as the Group Treasurer since 2003 and in 2009 was also appointed General Manager of Treasury and Global Markets. Prior to joining the Bank, he worked at Credit Suisse First Boston, New York, as a Trader with extensive experience in Derivative Products on Foreign Exchange, Interest Rates and Emerging Market bonds. He holds a Bachelor's Degree in Economics from Trinity College, Cambridge University and an MBA from the Wharton School of the University of Pennsylvania.

Deputy Chief Executive Officers

        Dimitrios Dimopoulos, born 1947, was elected Executive Member of the Board of Directors and Deputy CEO of the National Bank of Greece (NBG) in June 2014, overseeing its Corporate, Retail and Investment Banking, as well as Group Marketing & Communication. He is also Member of NBG's Executive Committee. He was appointed General Manager of Corporate Banking at NBG in February 2008 also served as Chairman of the Board of Directors at Ethniki Insurance Co from July 2012 until March 2016. He joined NBG in 1975 and as Director of the Large Corporate Division, he was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is also member of the Board of Directors of Astir Palace Vouliagmeni S.A. and the permanent representative of NBG on the Board of Directors of the Athens Chamber of Commerce and Industry. He holds a Bachelor's degree in Economics and Political Sciences from the Aristotle University of Thessaloniki and a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Paul Mylonas, born 1958, was appointed Deputy Chief Executive Officer of the Group in June 2014. Direct reports are the CFO and COO and the Troubled Assets Units. From December 2013 to June 2015, he also acted as Chief Risk Officer for the Group. He is a Member of the Executive Committee and of the ALCO. He is Vice Chairman of the Board of Directors at Ethniki Insurance Co, Chairman of the Board of Directors of Astir Palace and NBG Asset Management, and serves as a member of the Board of Directors of Finansbank, NBG Cyprus Ltd, NBGI Private Equity Ltd, NBG International Ltd and NBG GP Ltd. Moreover, he is a member of the Economic Advisory Board of the Hellenic Banks' Association. In July 2012 he was appointed General Manager of Strategy and International Operations. From December 2010 until July 2012 he served as General Manager of

Strategy and Governance. From April 2004 to December 2010 he was General Manager of Strategy and Research, Head of Investor Relations and Chief Economist of the Group, which he joined in 2000. Before joining the Bank, he worked as Senior Economist in the Economics Department of the OECD (1995–2000) and the IMF (1987–1995) and taught at Boston University (1985–1987). He holds a Master of Arts and a PhD in Economics from Princeton University and a BSc in Applied Mathematics-Economics (Magna cum Laude and Phi Beta Kappa) from Brown University.

Key Management of major subsidiaries

        Stavros Konstantas, born 1966, was appointed Deputy CEO, acting as CEO, of Ethniki Insurance Co S.A in March 2016. From December 2011 to February 2016, he held the position of CFO in Ethniki Insurance Co S.A. He is also member of the Board of Directors of Europe Insurance Co S.A., National Insurance Brokers S.A., Ethniki Insurance (Cyprus) Ltd, Garanta Asigurari S.A., UBB MET LIFE and UBB Insurance Brokers (Bulgaria). During the period 1991–1998, he worked in ING Life of Greece, where he served in several responsible positions in the Actuarial Department. In 1999, he was appointed Chief Actuary and Operations Manager and from 2002 to 2008 he held the position of CFO. In 2009, he was appointed Chief Bancassurance officer, responsible for the Bancassurance agreement with Piraeus Bank. He was also Deputy CEO in ING Life and ING Non Life and member of the Board of Directors of ING Brokerage and ING Piraeus JV. In 2010, he worked in International Life where he held the position of General Manager (OPS, Finance, Risk). He holds a Bachelor and a postgraduate degree in Mathematics from the University of Athens and he is a certified Actuary since 1994.

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

        Stilian Vatev, born 1956, is the Chairman and a member of the Board of Directors and Chief Executive Officer of UBB AD. He joined UBB in 1993 after serving in several managerial positions at the Bulgarian National Bank. He is also a Chairman of the Boards of Directors of Interlease EAD., Interlease Auto EAD. and a member of the Boards of Directors of UBB Insurance Broker EOOD and of Bankservice Borika AD. Mr. Vatev is the Chairman of the Management Board of UBB—MetLife Life Insurance Company. He is a member of the SEE Regional Advisory Board of MasterCard—Europe, and a Plenary Member of the European Payment Council. Mr. Vatev holds a MA in Finance and Credit from the University for National and World Economy, Sofia, Bulgaria and has attended several banking related programs in the United Kingdom, Switzerland and Japan.

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

        Diomidis Nikoletopoulos, born 1964, is the Chief Executive Officer and Chairman of the Board of Directors of Stopanska Banka. He joined the Bank in 2009, after having a successful career in top managerial positions in Laiki Bank, AspisBank, EFG Eurobank, as well as a long term career in KPMG Athens. Diomidis Nikoletopoulos holds an MSc in Marketing Management (Derby University, UK) and a BS in Business Administration (Athens University of Economics and Business). He has attended various seminars and training courses in many countries and in different business subjects and he is also a member of the Management Board of the Academy of Banking and IT, as well as member of Greek Economic Chamber and the Institute of Chartered Accountants

        Cenk Kahraman, born, 1975, started his banking career in 1998 in Finansbank Turkey where he worked in different departments in the Finansbank Group. In 2005, he was appointed as General Manager in the newly established Finansbank (Malta) Ltd. He is also a Board member in NBG Malta Holdings Ltd., Board member in the Malta Bankers Association and served as co chairman of the Malta Banker's Association in 2008–2009. He holds a BSc in Mechanical Engineering from Istanbul Technical University.

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

        Mr. Ioannis Kougionas, born 1959 was appointed CEO and Member of the Board of Directors of Banca Romaneasca in December 2014, previously holding the position of Chief Executive Officer at Banka NBG Albania Sh.A. (member of NBG Bank Group). He started his banking career in 1994 at Alpha Bank Greece S.A., and then served in several managerial positions in Alpha Bank Romania S.A, Bancpost S.A. and Banka NBG Albania SH. A. In parallel to his banking career, he was involved from 1982 to 2013 in academic activities, such as researching and lecturing in various institutions from England, Greece and Albania. He holds a BA Diploma in Economics at University of Macedonia, in Greece and a Ph.D. in Credit and Agriculture, at Bradford University, England.

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

        The General Managers are as follows:

        Dimitrios Kapotopoulos, born 1951, was appointed General Manager of the Corporate Banking Division of the National Bank of Greece in July 2015. He is also a member of the Executive Committee. He has under his supervision the Bank's Shipping Department and he has been appointed member of the Board of Directors of Ethniki Leasing. He joined NBG in 1978, initially at the Branch Network. From 1982 until 1992, he served as credit analyst and has played a constructive role in setting up the Large Corporate Division of the Group in 1993; he was appointed Deputy Director of the Division in May 2008. Since October 2010, he was Director of the Structured and International Finance Division of NBG. Since February 2014 he served as Assistant General Manager of Corporate Special Assets at National Bank of Greece. He has been extensively involved in the fields of credit analysis, corporate banking and international credit. He holds a Bachelor's Degree in Economics from the Aristotle University of Thessaloniki and has attended several business seminars and workshops in finance and in banking operations.

        Ioannis Kyriakopoulos, born 1959, was appointed Chief Financial Officer of the Group in September 2015. He is member of the Executive Committee and the ALCO. He has also been appointed as member of the Board of Directors of the Hellenic Exchanges-Athens Stock Exchanges SA and the Astir Palace Vouliagmeni SA. He worked at the Bank from 1977 until January 2012 when he joined the HFSF as its Chief Financial and Operating Officer. At the Bank he served as Deputy General Manager of International Activities from April 2011 to January 2012 and as Deputy Chief Financial Officer from April 2009 until April 2011 while from August 2002 to April 2009, he was the Director of the Financial and Management Accounting Division. He holds a BSc in Mathematics and a BSc in Economics from the University of Athens and an MSc in Statistics and Operational Research from Loughborough University in the United Kingdom.

        Nelly Tzakou Lambropoulou, born 1962, is General Manager of Retail Banking at the Bank since July 2013. She is responsible for Retail Banking, the Branch Network and e Business & Alternative Channels of the Bank and is a Member of the Senior Executive Committee of NBG and the ALCO. Since December 2012, she held the position of General Manager, Group Head of Operations, Business Processes and IT at the Bank. She is Chairman of the Board of Directors at NBG Securities and NBG Bancassurance, Vice Chairman of the Board of Directors at DIAS S.A. (Greek ACH), member of the Board of Directors of the Athens Chamber of Commerce and Industry, Ethniki Factors and member of Innovation—Education- Entrepreneurship Committee of the American-Hellenic Chamber of Commerce. Moreover, she is a member of the Euro Banking Association (EBA—Paris), council member of EFMA Operational Excellence Advisory Council, as well as a Board of Directors member of "Junior Achievement Greece". Before joining the Bank, she worked at Eurobank between 1990 and 2007, where she held the position of General Manager, responsible for Group Operations and Global Transaction Services. She holds a Bachelor's Degree in Economics from the University of Piraeus and an MBA from the University of Wales & Manchester Business School.

        Damianos Charalampidis, born 1964, was appointed Group Chief Operating Officer at the Bank in September 2012. He is Chairman of the Board of Directors of PAEGAE (Logistics Company) and Member of the Investment Committee of PANGAIA (Real Estate Investment Company). He is a Member of the Executive Committee of NBG. He has 20 years of experience in the field of Telecommunications and particularly in the area of Operations, serving as a C-level Executive at all three mobile operators in Greece. More specifically, from 2009 until 2012 he was the Chief Operating Officer at Vodafone Hellas. During 2005–2009 he joined WIND Hellas as Chief Commercial Officer, while later he assumed the responsibilities of the Chief Operating Officer. From 1998 until 2005 he worked at Cosmote as a Product and Services Manager and then he assumed the General Management of the sector. He started his career in 1991 at Intracom S.A. in the division of Research & Development and Marketing and Sales later. From 2003–2010, he served as the Chairman of the Board of Directors of the Greek section of IET (Institute of Electrical and Technical Engineers), of which he remains a Member. Moreover, he has served as Member of the Board of Directors in OTENET (ISP Provider), TELLAS S.A. (Fixed Line Operator), ZELITRON (IoT Internet of Things). He is currently a Member of the Board of Directors of CosmoONE (B2B e-Auction service provider). He holds a BSc in Electrical and Electronic Engineering from John Moores University in Liverpool as well as an MSc in Digital Electronics from the University of Manchester Institute of Science and Technology (UMIST).

        Marinis Stratopoulos, born in 1964, was appointed General Manager of International Activities at the National Bank of Greece in April 2014. He was also Managing Director (CEO) and Chairman of the Board of Directors of NBG's subsidiary in Romania, Banca Romaneasca S.A. since August 2010. From February 2007 until August 2010 he served as CEO and Chairman of the Executive Board of the subsidiary Bank Vojvodjanska Banka A.D. During 2005–2007 he worked as General Manager at the National Bank of Greece A.D. Beograd. From 2001 to 2005 he worked as Chief Executive Officer and Chairman of the Board of Egnatia Bank (Romania) S.A. and Chairman of the Board of Directors of Egnatia Leasing (Romania) S.A., while in the period January–June 2005 he was Deputy General Manager at Egnatia Bank S.A. During the years 1999–2000 he held managerial positions in Piraeus Bank S.A. and Prime Bank S.A. From 1993 and for the next 6 years he worked at Xiosbank S.A. as Director in the Corporate Banking Department. He is Chairman of the Board of Directors of Banca Romaneasca S.A., Vojvodjanska Banka A.D., Stopanska Banka A.D Skopje and NBG Leasing IFN S.A and member of the Board of Directors of United Bulgarian Bank A.D. and NBG Cyprus L.T.D. He holds a degree in Business Administration from the American College of Greece (Deree College) and a Master of Science in Finance from Lancaster University UK.

        Petros Fourtounis, born 1955, was appointed Group Human Resources General Manager at National Bank of Greece in June 2015. Previously, he was Group Chief Audit Executive at the Bank from July 2010 until January 2014, when he was appointed General Manager of Corporate Special Assets of the Bank. He is a member of the Economic Chamber of Greece and the Institute of Internal Auditors. He has been extensively involved in the fields of audit, corporate—project financing and international credit. From 2002 to 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. In the time period 1984–1999 he worked as Internal Auditor for branches, administration units and subsidiaries of the Bank in Greece and abroad. He joined NBG in 1975 and until 1984 he worked in the branch network of the bank. He has been a member of the Board of Directors or Executive Credit Committees of several NBG subsidiaries and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. He holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences and a Certification in Risk Management Assurance (CRMA) from the Institute of Internal Auditors Global (IIA Global).

        Nikolaos Christodoulou, born 1965, was appointed Group Chief Information Officer of NBG in November 2011. Before joining NBG, he was a Partner at Accenture, the global consulting and technology firm, where he headed the Management Consulting Unit and the Financial Services Unit in Greece. He is a member of the Board of Hellenic Management Association and a member of Technical Chamber of Greece. He is also member of the Board of Directors of Banca Romaneasca. He holds a Bachelor's degree in Electrical and Computer Engineering from National Technical University of Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

Deputy General Managers

        Yiannis Vagionitis, born 1960, was appointed Chief Credit Officer in July 2015. He is also member of the Board of Directors of Finansbank since January 2014 and member of the Risk Committee, the Audit Committee and Loans Committee of Finansbank as well. From October 2010 up to November 2013 he was Head of Corporate Banking-Large Corporate Division of NBG. Also, he was member of the Board of Directors of NBG Factors. From May 2008 up to October 2010 he was Head of Credit Division and International Credit Division of the Group, whereas from October 2006 up to May 2008 he was Head of Credit Division of National Bank of Greece. Moreover, he was member of the Executive Credit Committees of National Bank of Greece, Banka Romaneaska, United Bulgarian Bank, Stopanska Banka, Vojvodanska Banka, NBG Albania, NBG Cyprus, NBG Leasing Serbia, NBG

Leasing Romania and NBG Leasing Bulgaria. He joined National Bank of Greece in 2004 under the Group Risk Management Division. Between 1992 and 2003 he worked for the HSBC Bank and between 2003 and 2004, at positions of responsibility in the area of corporate banking of the Bank of Cyprus. He holds a BSc and a Master of Science in Mechanical Engineering from the University of Manchester Institute of Science & Technology (UMUST) and also an MBA from Manchester Business School.

        Constantinos Vossikas, born 1968, was appointed Assistant General Manager of Corporate Special Assets in July 2015. He joined NBG in 2005 as a Credit Risk Manager for Group Risk Management and subsequently as a Senior Credit Officer for Credit Division. Since 2010, he served as Director of NBG Group International Credit and in 2013 he was appointed Assistant General Manager and Chief Credit Risk Officer. He has been a member of Supervisory Boards of NBG Group International Subsidiaries and NBG Group Senior Credit Committees. Before joining NBG, during the period from 1994 to 2005, he worked in the Corporate Banking Departments of Midland Bank as a Credit Officer and Egnatia Bank, where he held the position of Head of Corporate and Investment Banking. During the period from 1990 to 1994 he worked in the audit departments of Moore Stephens and Arthur Andersen, participating in external and internal audits for companies operating in various sectors of the Greek economy, valuations, feasibility studies etc. Mr. Vossikas is a Certified Public Accountant, member of the Institute of Certified Public Accountants in Ireland, holds a degree in Accounting and Finance from Deree College and has participated in many seminars held in Greece and abroad.

        Panagiotis Dasmanoglou, born 1963, was appointed Assistant General Manager of Group Compliance & Corporate Governance at the Bank in June 2015 and is also a member of the Executive Committee. He was elected Secretary of the Board of Directors and of its Committees in January 2014. Since September 2013 he was Assistant General Manager of Group Compliance at the Bank. Previously, since July 2009 he served as Director of the Group Compliance Division, and he was responsible for the Group's compliance with the legislative and regulatory framework. In his various positions as a lawyer at the Bank in the past, he handled significant matters concerning integration of European banking legislation in the Bank's processes, domestic and international credit operations, and M&A activity, thereby gaining substantial experience across a broad spectrum of banking operations. For a number of years, he has been an active participant in the workings of the Hellenic Bank Association and the European Banking Federation, and specifically on the Committees for international banking issues, compliance, consumer issues, anti-money laundering, derivatives and repos. Mr. Dasmanoglou serves on the board of the Hellenic Ombudsman for Banking and Investment Services and on the boards of directors of several NBG Group companies, including as Vice President at National (Ethniki) General Insurance, at NBG Securities S.A., Ethniki Factors S.A. and NBG Asset Management S.A. He holds a law degree (LL.B) from the University of Athens Law School and a postgraduate (Master's) degree in European Law from the University of Brussels, as well as international executive certifications in international banking law, compliance and banking management from the INSEAD Graduate Business School.

        Georgios Kaloritis, born 1964, was appointed Assistant General Manager and Chief Audit Executive of the Group in January 2014. He joined the Bank in 2006 as a Director of Internal Audit responsible for the areas of operations, compliance, information systems and several other support functions of the Group. He was in charge of the project team responsible for the integration of the Group's Internal Audit Units, the development of a common methodology according to the IIA standards and the implementation of a fully integrated system (EGRC) for the automation of the audit activities. Before joining the Group he served as the Corporate Security Officer at Eurobank (2003–2006) and as a Partner responsible for the Enterprise Risk Services practice at Deloitte Greece (1996–2003). He started his career in the USA where he served at various managerial positions at Price Waterhouse's Management Consulting Practice in New York and at AT&T's Information Technology Strategy & Data Architecture Unit (1990–1996) in New Jersey. He served as the President of the Board of the Hellenic

Institute of Internal Auditors (2013–2015) and has also served as the Vice President of the Hellenic Information Systems Audit and Control Association (2002–2004). He holds an MBA degree in Executive Management form Saint John's University of New York, an MA in Management Information Systems and a BA in Computer Science and Economics as a second major from Queens College of the City University of New York. He is a Certified Internal Auditor (CIA) and a Certified Information Systems Auditor (CISA).

        Ioanna Katzilieri Zour, born 1961, was appointed Deputy General Manager in Group Communications and Marketing in December 2012. Among other committees, she is a member of the Compliance and Reputation Risk Committee. She joined the Bank in 2006 as Deputy General Manager in Retail Banking after having served as Deputy General Manager of Strategic Marketing at Eurobank. She has also worked for Millennium Bank as Deputy General Manager, responsible for various divisions including Branch Network, Mortgage Lending, Alternative Channels and Marketing (1999–2004). She has also served as Marketing Director in Wind Telecommunications (1998–1999) and Pepsico Ivi (1995–1998) and started her career working at Procter & Gamble in 1989. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University.

        Vassilis Kavalos, born 1958, was promoted to Group Treasurer in June 2015. Since last June he is also the Bank's Liaison to the Committee for Approval of Banking Transactions that oversees the enforcement of the Capital Controls Legislative Act, as well as the chairman on the Bank's Subcommittee authorized for approving capital outflows for commercial purposes. From 2011 to 2015 he was the Corporate Treasurer with the primary task of ensuring the necessary liquidity and its efficient allocation within the Group while prior to that he was the Deputy Manager of trading since 2008. From 1999 until 2005, following the request of Ministry of Finance, he was detached to the Public Management Debt Agency where he participated in the instituting and operating of the Funding Department. In 1997 he became the Head of sovereign bond trading desk in the Group's Dealing Room, of which he was a staff member, through a selection process, since 1991. He joined the Group in 1981, after passing a public examination, and the following years he worked at the international trade and credit departments. He holds a BSc in Business Administration of Deree College of the American College of Greece and is a certified Portfolio Manager by Bank of Greece.

        George Koutsoudakis, born 1965, was appointed Deputy General Manager of Corporate Banking in the Group in January 2014. Just before joining the Group during 2013 (between January and May) he was Advisor to the management of Alpha Bank and from May onwards, he was Deputy Commissioner of Probank. During the period from 2007 to 2012 he worked at Emporiki Bank (Group Credit Agricole). From 2007 to 2009 he was Deputy General Manager of Corporate and Investment banking and from 2009 to 2012 he was General Manager, Head of Enterprises, Investment & Private Banking. During the period 2002 to 2007 he was Deputy General Manager at Geniki Bank (Group Societe Generale). Prior to that he had worked in the field of investment banking for ETEBA (within the Group) from 1996 to 2001 and Alpha Finance (of the Alpha Bank banking group) from 1990 to 1996. He has held various positions on Boards of Directors, while currently he is non-executive member on the Board of Directors of the FinansBank Group, Probank Leasing, Ethniki Factors and Apivita S.A. He holds a BSc Economics Honors Degree from Queen Mary College (University of London).

        George Maligiannis, born in 1961, was appointed Deputy General Manager of Retail Collection Unit, in April 2016. Since July 2013 he held the position of Deputy General Manager of Household Lending in NBG Group and was responsible for Mortgage Credit, Consumer Finance and Credit Cards. Since November 2011, he held the position of Manager in the Mortgage Credit Division. He has been with NBG Group since 1999 and has more than 30 years of banking experience. Before joining the Group, he worked for the Mortgage Bank of Greece in the IT Department, in the Branch network and from 1989 to 1998 as Manager in the Vancouver Representative Office, in Canada. He is a graduate in Economics from the University of Athens and holds a Masters' Degree in Business

Administration from Simon Fraser University, Canada. He is also an Associate with the Institute of Canadian Bankers.

        Vasileios Mastrokalos, born 1963, was appointed Assistant General Manager of Group Strategy in June 2015. He started his professional career at the Group in February 1984. Initially, he worked at the branch network and from 1991 to 2008 at various Desks of the Group Treasury (FX, money markets, capital markets, derivatives), reaching to the position of Head of Trading. During the period 2009–2012 he served as Deputy Director General of the Public Debt Management Agency and from January 2013 to May 2015 he was Head of the Group Debt Issuance and Management Sector. He holds a Bachelor's degree in Economics from the University of Athens and a Master's degree in Economics from the University of Essex (UK).

        Alexandros Benos, born 1966, was appointed Chief Risk Officer of the Group in June 2015. Since September 2013 he was Deputy General Manager for the Group Risk Management and from 2010 he was Director of Group Risk Control & Architecture Division at the Bank. After joining the Bank in 2000, he first set up the Value at Risk estimation framework for Market Risk, then worked on the development of an obligor rating system for corporate clients and finally headed the "Basel II" implementation program throughout the Group. He serves on the Board of Directors and as Chairman of the Board Risk Committee of United Bulgarian Bank. He is member of the Board of Directors at NBG Asset Management M.F.M.C. and also at the Asset Liability Committee of Ethniki Asfalistiki Insurance Co. He previously held academic positions in the US, France, Switzerland and Greece, and he continues to serve as a Visiting Professor at the École des Hautes Études Commerciales in Paris. He holds a degree in Economic Sciences from Athens University, a B.A. and a M.A. in Economics from the University of Cambridge in the UK and a Ph.D. in Finance from the Graduate School of Business of Stanford University in the USA.

        Konstantinos Bratos, born 1956, was appointed Deputy General Manager of International Activities in the Group in December 2013, having served as a manager of this Division since April 2012. He has been the Chairman of NBG Malta Holdings Ltd and NBG Bank Malta Ltd since 2009, of Banka NBG Albania since 2012. He is also Deputy Chairman of the Board of Directors of Banca Romaneasca and Vojvodjanska Banka and of the Supervisory Board of Stopanska Banka as well Board Member of UBB. From 2010 to 2012, he held the position of Executive Manager for Corporate & Business Banking at UBB. From 2005 to 2010 he was Manager of International Network Division A' at the Group. From 2002 to 2005 he held the position of Second General Manager at Stopanska Banka. From 1992 to 2002 he also served as Deputy Manager at the Group branch in Boston and after that he became Manager at the NBG branches in Belgrade, Sofia and Bucharest. From 1984 to 1992 he worked in the Audit Division at the Group which he joined in 1975 and until 1984 he worked in the branch network of the Bank. He holds a BSc in Economics from the University of Piraeus, as well as a MSc in Economic Management, specialization in Marketing Management from Burgas University (Bulgaria).

        Vasileios Skiadiotis, born 1961, was appointed Assistant General Manager of Retail Banking in June 2015; he is responsible for Private Banking, Retail Customer Development Team, Investment Products and Deposits, Institutional Customer Service, Small-to-Medium Business Corporate Credit and Bancassurance S.A. (subsidiary of National Bank of Greece Group). From 2011 to 2015, headed the Global Markets Division. He joined the Group in 1984. Until 1991 he served in the retail network holding different positions at various departments. During the years 1991–2015 he was selected to work for the Group Treasury, General Division. In 2004 participated in the INSEAD Inter Alpha Banking Program as member of NBG's representatives. He participates in the Committee of NBG Asset Management (Mutual Fund Management Company), NBG Insurance Brokers, as well as in Banking Transaction Approval Subcommittee and in Youth Innovative Entrepreneurship and Extrovert Greek Business Development Committee. He holds a Bachelor's Degree in Civil Engineering from National Technical University of Athens and a postgraduate degree in banking. He is a certified Portfolio Manager by Bank of Greece.

        George Triantafillakis, born 1957, was appointed Assistant General Manager of Legal Services in June 2015, with responsibilities for the supervision and coordination of activities of Legal Services Division and external lawyers providing services to the Bank. Since 2012 he held the position of Director of Legal Services Division, since 2006 he is Member of the Legal Council of National Bank of Greece and since 2010 he is Member of the Legal Council of Hellenic Bank Association. Since 1992 he is Attorney-at-law practicing before Supreme Court of Justice. During his long term service in the Legal Services, he represented the Bank before high Courts, arbitration tribunals and Authorities, with respect to significant legal cases in Greece and foreign jurisdictions, involving matters of banking law, criminal law, capital markets law, competition law, European and commercial law. He is Professor of Law in DUTH and Professor in National School of Judges. He was member of Competition Commission (for 10 years), member of legislative committees and legal science societies. He has published monographs, scholarly and university books, series of articles in particular sectors of commercial law and he was elected as Vice chairman in the board of Association of Greek commercialists. He is graduate of the University of Athens Law School (with honors) and holds a doctoral degree in commercial law from the German University of Tübingen Law School.

        George Frangou, born 1964, was appointed Deputy General Manager—Head of Group Real Estate at the Bank in March 2014. From March 2000 to December 2013, has held several management positions within Eurobank EFG Group, where he served as Finance & Administration Director of at EFG e-Solutions (e-Banking, e-commerce b2c), h Head of Real Estate—Greece and later for the Group's International Activities. During the period 1993–2000 has held various managerial positions for at Johnson & Johnson and METAXA S.A. He has extensive experience in the areas of Real Estate, Operations & Project Management, Finance and IT. Has led reorganizations, with a long track record in leading teams, and setting-up new units and ventures in Greece and South Eastern Europe (green field operations). He holds a Bachelor of Science in Economics from the Athens University of Economics & Business and a Master Degree in Business Administration (MBA) from California State University, Bakersfield (USA).

B.  Compensation

        During 2015, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 21 million.

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

C.  Board Practices

NBG's Corporate Governance Code

        The Bank's corporate governance framework is aligned with the requirements of Greek and European legislation and the rules the Hellenic Capital Market Commission ("HCMC"), as incorporated in the Bank's Articles of Association, the Corporate Governance Code and other internal regulations/charters. Additionally, the stipulations of the Amended Relationship Framework Agreement between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee are applied, while finally, considering the fact that NBG remains registered with the US Securities and Exchange Commission ("SEC"), the Bank is also subject to US legal and regulatory framework (Sarbanes Oxley Act and SEC rules).

        In February 2006, the Board of Directors adopted a directional framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board of Directors and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board of Directors adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the Relationship Framework Agreement between the Bank and the HFSF as well as with the Bank's obligations towards the Monitoring Trustee and in December 2014 in order to incorporate the changes in the regulatory framework (especially Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank's organizational structure. In 2015, an annual review and update of the Bank's Corporate Governance Code took place and was amended in part in September 2015. Finally, following the recent amendments in HFSF Law and the Amended Relationship Framework Agreement with the HFSF signed in December 2015, a further amendment of the Bank's Corporate Governance Code is already underway.

        The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Greek Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the process of developing a high level Chart of Authorities and Responsibilities of the Management at Group level, which is expected to be adopted by the Board in 2016, along with the relevant software.

        As prescribed by the Corporate Governance Code, the Board conducts an annual Board effectiveness review to evaluate its own performance as a collective body and its members' contribution in line with the Board evaluation procedure formulated by the Corporate Governance and Nominations Committee. The evaluation is carried out every three years by an external consultant whose oversight is the responsibility of the Corporate Governance and Nominations Committee. Additionally, as detailed in the Chapters particularly referring to the HFSF and the applicable framework, the Board and its Committees are evaluated by the HFSF with the assistance of an independent advisor.

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

Directors' Nomination Policy

        The Directors' Nomination Policy is based on the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter. In December 2014, the Directors' Nomination Policy has been updated, in order to incorporate the relevant provisions of Greek Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), as well as international best practices, taking into account the EBA Guidelines on the assessment of the suitability of members of the management body and key function holders (EBA / GL / 2012/06), while it also reaffirms the important role of the Board's Corporate Governance and Nomination Committee ("CGNC") and its Chairman in the selection of candidate members for the Bank's Board. The policy is to be updated in 2016 in the context of the new provisions of HFSF Law and the Amended Relationship Framework Agreement with the HFSF.

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

Connected Borrowers

        In accordance with the provisions of the Amended Relationship Framework Agreement with the HFSF and the commitments that the Bank is required to observe and which are monitored by the Monitoring Trustee, taking into account the current legal and regulatory framework, the Policy for Connected Borrowers of the Bank and the Group in Greece has been adopted.

        The Policy aims to ensure that connected borrowers are not treated preferentially in comparison to non-connected borrowers, i.e. the same criteria as those stipulated by the relevant Credit Policies of the Bank shall apply for connected borrowers. The Policy establishes the basic rules applying in extending credits and in the treatment of forbearance and restructuring requests concerning loans of connected borrowers, while monitoring of appropriate implementation of the Policy is facilitated through special functionality that has been developed in the Bank's system for this purpose.

Code of Ethics

        The Code of Ethics has been formulated on the basis of the fundamental ethical values that the Bank applies in the course of its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of employees, clients and shareholders, ensure the proper operation of the Group, and maintain and enhance the reliability, solvency and reputation of the Bank and its Group. The Code of Ethics was updated in December 2015.

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles)

Insurance Cover for members of the Board of Directors of the Group companies

        In compliance with the provisions of the Corporate Governance Code, the Bank has entered into a multi insurance contract in order to cover the Directors and Executives of all the Group entities, with respect to the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Directors, Executives and employees, and damages arising from fraud, including electronic fraud.

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

Whistleblowing Policy

        The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor's Act 2577/March 9, 2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank's and the Group's executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations. The policy also covers the provisions of Greek Law 4261/2014.

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

Bank and Group Anti-Bribery Policy

        The Bank and Group Anti-Bribery Policy further enhances the corporate governance procedures of the Bank and Group, and in particular, the framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank's Labor Regulation.

        The Bank's website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

        The Bank's and the Group's Remuneration Policy was adopted in 2010, in accordance with Management Act No 7/ June 9, 2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece and was amended in 2012 to become fully aligned with the provisions of Bank of Greece Governor's Act 2650/January 19, 2012, while it is in accordance with the applicable framework to which the Bank is subject and best practices. Remuneration of the Chairman, the Chief Executive Officer ("CEO") as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor's remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the Bank participates in the Recapitalization Plan of the HFSF Law. The Bank's remuneration practices are in compliance with all applicable regulatory framework (especially Greek Law 4261/2014, which transposed European Directive 2013/36/EU (CRD IV)), while also complying with the Commitments towards the Bank's Monitoring Trustee. The amendment of the Policy has already been scheduled to be completed within 2016, taking into consideration among others the recent Guidelines on remuneration issued by the European Banking Authority in December 2015 which are applicable from January 2017.

        Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank's website at www.nbg.gr (section: The Group/Investor Relations/Annual Reports and Offering Circulars).

Corporate Social Responsibility Policy

        The Bank has adopted a Corporate Social Responsibility (CSR) Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions. In 2016 its amendment has been programmed in the context of international best practices and principles.

        The CSR policy is posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Social Responsibility/CSR framework).

        The Bank complies with the applicable Corporate Governance framework, which it has adopted and implemented, as same is provided for under the provisions of Greek legislation (mainly the provisions of Codified Greek Company Law 2190/1920, of Laws 3016/2002, 3693/2008 and 3873/2010, Hellenic Capital Market Commission decision No 5/204/2000, and Bank of Greece Governor's Act 2577/2006), the Bank's regulations and Articles of Association, and international corporate governance best practices.

Board Committees

        Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee members are remunerated annually for their participation in each. Furthermore, in the context of the HFSF Law, as in force, a Board of Directors Committee responsible for monitoring of Non-Performing Loans ("NPL's") will be established.

        It shall be noted that, an update of the Board Committees' Charters where this is deemed appropriate in line with the new provisions of the HFSF Law and the Amended Relationship Framework Agreement between the Bank and the HFSF is in progress.

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, Greek Law 3693/2008 (article 37) and the Sarbanes Oxley Act.

        The members of the Committee are elected by the General Assembly upon recommendation of the Corporate Governance & Nominations Committee to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of three non-executive Directors, two of whom are independent and one of whom (Petros Sabatacakis) is the financial expert, advisor on issues related to the US Securities and Exchange Commission. The Committee's members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialized consultant who reports directly to the Chairman of the Committee. The Committee convenes regularly at least six times per annum or extraordinarily, whenever deemed necessary, keeps minutes of its meetings and reports to the Board every three months or more frequently if deemed necessary.

        The election of the members of the Committee in accordance with the provisions of Greek Law 3693/2008 was carried out by decision of the GM of June 19, 2015, following recommendation by the Board's Corporate Governance & Nominations Committee and the Board. The members were appointed for a one-year term of office.

        During 2015, the Audit Committee convened sixteen times. During the course of the year, the Committee updated its Charter, which was submitted and approved by the Board on January 29, 2015. In June 2015, the Committee reviewed the Annual NBG Group Compliance Report, in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, while the Audit Committee was also informed about the activities of the Audit Committees of NBG Group subsidiaries, in compliance with the Sarbanes-Oxley Act ("SOX"). Furthermore, the Committee reviewed the quarterly and annual financial statements of the Bank and the Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit and Compliance Divisions, and assessed the adequacy of the Internal Control System in line with Bank of Greece Governor's Act No. 2577/2006. Furthermore, the Committee was informed concerning developments in the International Accounting Standards, the US Securities and Exchange Commission, the Public Company Accounting Oversight Board principles as well as the SOX controls process. The Committee approved the Internal Audit Division Work Programme for 2016. Lastly, the Committee made recommendations to the Board regarding the appointment of the Bank's external auditors for the annual and semi-annual Financial Statements for the year ended 2015, approved their audit and non-audit fees and had regular meetings with them in order to discuss their audit findings.

        The Committee is currently comprised of the following members:

Chairman	Petros Sabatacakis (Financial expert)
Member	Dimitrios Afendoulis
Member	Charalampos Makkas (HFSF representative)

  •
  On March 23, 2015, Mr. Stefanos Vavalidis resigned as member of the Board's Audit Committee.

  •
  On June 19, 2015, the Board of Directors appointed Mr. Andreas Boumis as member of the Board's Audit Committee. On January 26, 2016, Mr. Andreas Boumis submitted his resignation as member of the Board and its Committees.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee members receive remuneration for their participation in the Committee.

Human Resources and Remuneration Committee

        The Human Resources and Remuneration Committee ("HRRC") was established by Board decision (meeting no. 1259/May 5, 2005).

        The Committee solely consists of non-executive members of the Board, which are at least three in number, and in their majority (including the Chairman) are independent Board members, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The Committee composition includes members possessing experience in the financial sector, while at least one member possesses significant expertise, skills and professional experience in risk management and audit activities, in order to be able to contribute to the alignment of remuneration with the risk and capital profile of the Bank.

        The members and Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee. The Committee members shall be selected on the basis of their competence and experience.

        The Committee convenes at least three times a year and keeps minutes of its meetings.

        In 2015, the HRRC convened four times. During the year, the HRRC approved the Board of Directors and Board of Directors Committee members' remuneration for fiscal year 2014 and determined remuneration of the Chairman, the Chief Executive Officer, Deputy Chief Executive Officers and non-executive members of the Board until the General Meeting of 2016. Further, the Committee dealt with the contracts, renewals, promotions and appointments of General Managers and Assistant General Managers of the Bank.

        The Committee is comprised of the following members:

Chairman	Spiridon Theodoropoulos**
Member	Louka Katseli*
Member	Dimitrios Afendoulis***
Member	Petros Sabatacakis****
Member	Charalampos Makkas (HFSF representative)

*
On March 23, 2015 the Board of Directors appointed Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned. Furthermore, on March 23, 2015, the Board of Directors appointed Professor Louka Katseli as member of the Human Resources and Remuneration Committee.

**
On July 30, 2015 the Board of Directors appointed Mr. Spiridon Theodoropoulos as Chairman of the Human Resources and Remuneration Committee.

***
On July 30, 2015 the Board of Directors appointed Mr. Petros Sabatacakis as member of the Human Resources and Remuneration Committee.
  •
  On July 17, 2015, Mrs. Alexandra Papalexopoulou-Benopoulou resigned as member of the Board and its Committees.

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

  Corporate Governance and Nominations Committee

        The CGNC was established by Board decision (meeting no. 1259/May 5, 2005).

        The Committee is composed of at least three Board members. The members and Chairman of the Committee are elected by the Board of the Bank. All members of the Committee are non-executive Board members and in their majority independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The Committee's members are appointed for a one—year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and keeps minutes of its meetings.

        In 2015, the CGNC convened seven times. During the year, the Committee updated the Bank's Corporate Governance Code as regards the procedures for convocation of the Board and its Committees, which was approved by the Board at its meeting held on September 24, 2015. Furthermore, the Committee reviewed the current composition of the Board in line with the existing legal and regulatory framework, especially with Greek Laws 3016/2002, 4261/2014 and the Relationship

Framework Agreement between the Bank and the HFSF, as well as in line with the internal regulations of the Bank on corporate governance.

        The Committee is currently comprised of the following members:

Chairman	Dimitrios Afendoulis**
Member	Louka Katseli*
Member	Petros Sabatacakis**
Member	Spyridon Theodoropoulos***
Member	Charalampos Makkas (HFSF representative)

*
On March 23, 2015 the Board of Directors appointed Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned. Furthermore, on March 23, 2015, the Board of Directors appointed Professor Louka Katseli as Chair of the Corporate Governance and Nominations Committee and on January 26, 2016 as member of the CGNC.

**
On July 30, 2015 the Board of Director appointed Mr. Dimitrios Afendoulis as member of the Human Resources and Remuneration Committee. Furthermore, on January 26, 2016 the Board of Directors appointed Mr. Dimitrios Afendoulis as Chairman of the Corporate Governance and Nominations Committee.
  •
  On July 17, 2015, Mrs. Alexandra Papalexopoulou-Benopoulou resigned as member of the Board and its Committees.

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

        The Committee is composed exclusively of non-executive Board members, at least three in number, the majority of which (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee. All members should have adequate knowledge and prior experience in banking and financial services, while at least one member as an expert (Mr Sabatacakis and Mr Makkas) should have significant experience in risk and capital management, as well as knowledge of the local and international regulatory framework.

        The Committee convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

        During 2015, the BRC convened eleven times. In 2015 the Committee was informed in detail on a regular basis, and consulted, concerning the risk appetite of the Bank, reviewed the Risk Appetite Statement & Metrics for the year 2015, as well as the Risk Strategy of the Group and provided relevant information to the Board of Directors. Furthermore, the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process" 2014, as well as the Internal Liquidity Adequacy Assessment Process 2014, which were approved by the Board meeting held on April 30, 2015.

        The Committee is comprised of the following members:

Chairman	—
Member	Louka Katseli*
Member	Petros Sabatacakis
Member	Charalampos Makkas (HFSF representative)
Member	Angeliki Skandaliari (Greek Government representative)**

*
On March 23, 2015 the Board of Directors appointed Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned. Furthermore, on March 23, 2015, the Board of Directors appointed Professor Louka Katseli as member of the Board Risk Committee.

**
On July 30, 2015 the Board of Directors appointed Mrs Angeliki Skandaliari as a member of the Board Risk Committee.
  •
  On April 30, 2015 Mr. Petros Christodoulou resigned as member of the Board Risk Committee.

  •
  On March 23, 2015 Mr. Stefanos Vavalidis, resigned as independent non- executive member of the Board and Chairman of the Board Risk Committee.

  •
  On June 19, 2015 the Board of Directors appointed Mr. Andreas Boumis to the position of Chairman of the Board Risk Committee. On January 26, 2016 Mr Andreas Boumis submitted his resignation as member of the Board and its Committees.

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

Strategy Committee

        The Strategy Committee was established by Board decision (meeting no. 1387/September 29, 2009). The Committee supports the executive Board members in developing the Group's strategic options, assists the Board in taking decisions on all issues related to NBG Group strategy and regularly reviews the implementation of the Group's strategy by the Group's management team. The Committee is composed of seven members, of which three are independent non-executive Board members. The Chief Executive Officer participates ex officio as a member in the Committee. The Committee is chaired by the Chair of the Board of Directors.

        The Committee members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance & Nominations Committee to this effect. The Committee members shall be selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and as regularly as deemed necessary in order for matters to be discussed prior to their assessment by the Board and reports regularly to the Board.

        In 2015, the Strategy Committee convened six times. During the year, the Committee was involved in matters such as strategic restructuring, decisions concerning NBG Group companies, and the 2015 budget. Furthermore, the Committee was involved in matters such as organization and management of IT projects, the IT master plan, IT projects of subsidiaries, compliance with the Capital Controls framework, and in further designing and project planning. The Committee reviewed and updated the Group's strategic pillars in connection to the recapitalization of Greek banks in 2015. Lastly, in accordance with current developments, the Committee proceeded with strategic planning of the Management's next actions.

        The Committee is comprised of the following members:

Chair	Louka Katseli*
Member	Leonidas Fragkiadakis**
Member	Dimitrios Dimopoulos
Member	Paul Mylonas
Member	Spyridon Theodoropoulos
Member	Dimitrios Afendoulis***
Member	Petros Sabatacakis

*
On March 23, 2015 the Board of Directors appointed Professor Louka Katseli to the position of non-executive Chair of the Board, in replacement of Mr. George Zanias who resigned. Furthermore on March 23, 2015 the Board of Directors appointed Professor Louka Katseli to the Chair of the Strategy Committee.

**
On March 23, 2015 the Board of Directors appointed Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

***
On July 30, 2015 the Board of Directors appointed Mr. Dimitrios Afendoulis as member of the Board's Strategy Committee.
  •
  On July 17, 2015, Mrs Alexandra Papalexopoulou Benopoulou resigned from the Board's Strategy Committee.

  •
  On May 28, 2015 Mrs Paula Hadjisotiriou resigned from the Board's Strategy Committee.

  •
  On April 30, 2015 Mr Petros Christodoulou resigned from the Board's Strategy Committee.

  •
  On March 23, 2015 Mr. Stefanos Vavalidis resigned from the Board's Strategy Committee.

  •
  On June 19, 2015, the Board of Directors appointed Andreas Boumis as member of the Strategy Committee until January 26, 2016 when he resigned.

  •
  On July 30, 2015 Mr Charalampos Makkas (HFSF representative) was appointed as observer of the Board's Strategy Committee.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter has been posted on the Bank's website, at www.nbg.gr (section: The Group/Corporate Governance/Board of Directors/Committees).

        The Committee members receive remuneration for their participation in the Committee.

Executive Committees

Senior Executive Committee

        The Senior Executive Committee was established in 2004 and operates according to its Charter. It is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank's business plan, as well as approval authority that cannot be delegated to other members of the Bank's management or to other collective bodies of the Bank. In April 2015 it was determined that the Senior Executive Committee will carry out the activities of the Risk Management Council.

        The Committee is currently comprised of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager—Group CFO
Member without voting rights	Panagiotis Dasmanoglou	Assistant General Manager—Group Chief Compliance and Corporate Governance Officer
Member without voting rights	Georgios Triantafillakis	Assistant General Manager of Legal Services

*
On March 23, 2015 the Board of Directors appointed Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Committee is convened at the invitation of its Chairman and meets regularly at least two times every calendar month and ad hoc, whenever deemed necessary by its Chairman.

        At the invitation of its Chairman, it is possible for General Managers as well as other Bank executives to attend the meetings of the Senior Executive Committee, the presence of which is deemed necessary, while in the event of discussion of risk management issues, the Assistant General Manager of Risk Management of the Bank and the Group and Chief Risk Officer participates in the meetings. Furthermore, Mr. Omer Aras, Chairman and Group Chief Executive Officer of Finansbank, is invited every two months so as to inform the Senior Executive Committee on issues related to international activities and Finansbank.

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

Chairman	Leonidas Fragkiadakis*	CEO
Deputy Chairman & Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO
Member	Vasileios Kavalos	Assistant General Manager, Group Treasurer

*
Until March 23, 2015 Mr. Leonidas Fragkiadakis held the position of General Manager of Treasury and Global Markets. On March 23, 2015, Mr. Fragkiadakis was appointed Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Committee is convened at the invitation of its Chairman, once per month and ad hoc as deemed necessary. The Chairman can invite other executives of the Bank and Group to attend, if necessary.

The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

        The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO
Member	Ioannis Vagionitis	Assistant General Manager, Chief Credit Officer
Member	Dimitrios Kapotopoulos**	General Manager of Corporate Banking

*
On March 23, 2015 the Board of Directors appointed Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

**
In the case of meetings where issues regarding corporate special assets are discussed, Mr. Constantinos Vossikas, Assistant General Manager of Corporate Special Assets, participates in the Committee.

        The Assistant General Manager of Legal Services, Mr. Georgios Triantafillakis, is invited and attends the meetings of the Committee.

        The Committee is convened at the invitation of its Chairman, at least twice per month and ad hoc as deemed necessary by its Chairman. The Chairman can invite other executives of the Bank and the Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Disclosure and Transparency Committee

        The Disclosure and Transparency Committee was established in 2003. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, especially those included in the informative documents submitted to SEC, monitoring and submission of proposals for the improvement of the procedures carried out for the collection, assessment and timely disclosure of information required by the relevant legal framework, and generally for compliance with the legal and regulatory framework concerning the obligations for accurate and timely disclosure of information.

        The Committee is comprised of the following members:

Chairman	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Damianos Charalampidis	Chief of Operations
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Vasileios Kavalos	Assistant General Manager—Group Treasurer
Member	Georgios Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member	—	Assistant General Manager Group Finance*
Member	Panagiotis Dasmanoglou	Assistant General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO

*
Mr Nikos Voutychtis was Assistant General Manager of Group Finance and member of the Committee until February 12, 2016 when he resigned from the Bank

        The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Provisions and Write Offs Committee

        The Committee was established in 2010. Its purpose is the decision making process on the provisions and write-offs of NBG Group claims of any nature, which are considered by the Committee to be liable of a loss in value in accordance with the relevant "Provisions and Write Offs Policy" of NBG Group.

        The following members participate in the Committee:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO

*
On March 23, 2015 the Board of Directors appointed Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Committee is convened at the invitation of its Chairman.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Crisis Management Committee

        The Crisis Management Committee was established in 2012 and is the executive body with responsibilities over the Business Continuity Plan ("BCP"). The Committee acts upon every sudden and unforeseen change of conditions (relating to operational, business, environmental and personnel issues) which can lead to a crisis that may have strategic impact consequences, and aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardize the smooth operation of the Bank. Specifically, it is in charge of informing, mobilizing and coordinating the Bank's relevant units, taking into account the nature, extent and the size of the crisis; and solving problems that require immediate attention.

        The Committee is composed of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Petros Fourtounis	Group Human Resources General Manager
Member	Panagiotis Dasmanoglou	Assistant General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Georgios Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member	Antonios Antonopoulos	Assistant General Manager of Group Security**

*
On March 23, 2015 the Board of Directors appointed Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

**
Mr Antonios Antonopoulos was Assistant General Manager of Group Security and member of the Committee until April 4, 2016 when he resigned from the Bank.

        At the invitation of its Chairman and depending on the issues discussed, it is possible for General Managers, Assistant General Managers, the General BCP Coordinator as well as other Bank executives, the presence of which is deemed necessary, to attend the meetings of the Committee.

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

        The Committee is composed of the following members:

Chairman	Leonidas Fragkiadakis*	CEO
Deputuy Chair & Member	Panagiotis Dasmanoglou	Assistant General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Damianos Charalampidis	Chief of Operations
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Ioanna Katzilieri-Zour	Assistant General Manager of Group Marketing and Communications

*
On March 23, 2015 the Board of Directors appointed Mr. Leonidas Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. Alexandros Tourkolias who resigned.

        The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

D.  Employees

        As at December 31, 2015, the Bank employed a total of 10,723 staff of which 253 are occupied in the Bank's foreign branches, compared to 10,205 and 258 respectively, as at December 31, 2014 and 12,527 and 252 respectively, as at December 31, 2013. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 23,252 employees as at December 31, 2015, compared to 23,924 as at December 31, 2014 and 25,064 as at December 31, 2013. As at December 31, 2015 Group-wide temporary employees were 61. The table below sets forth the average number of our employees by geographic location for 2015:

Country	Average number of Group employees for the year-ended December 31, 2015(1)
Greece	12,108
Bulgaria	2,621
Serbia	1,721
Romania	1,306
FYROM	1,050
Cyprus	337
Albania	303
Egypt	213
South Africa	153
United Kingdom	45
Malta	29

Total	19,886

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2013 and 2014 was 22,010 and 19,969 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, during 2015:

Average number of Group employees for the year-ended December 31, 2015
Commercial and retail banking	18,085
Insurance	1,017
Investment banking	162
Asset management	56
Other Group companies	566

Total	19,886

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

  NBG Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan and the main pension branch of EH's post-employment and health plan, both of which are defined-contribution plans, have been incorporated into the main pension branch of the Hellenic Republic sponsored social security fund IKA—ETAM as at August 1, 2008. Pursuant to this legislation, the Bank will contribute EUR 26 million into IKA—ETAM per year for 15 years starting from December 2009. The April 2008 legislation also prescribed that employer contributions made by the Bank to the existing funds that are to be merged into IKA—ETAM will be reduced every three years in equal increments starting from 26.5% in 2013 until they reach 13.3% on the basis of an employee's gross salary. This rule applies to employees who joined any social security plan prior to January 1, 1993.

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

Common Shares Owned by Directors and Executive Committee Members

	April 20, 2016 Number of Common Shares	April 20, 2016 Number of Warrants
Louka P. Katseli	—	—
Leonidas E. Fragkiadakis	170,705	5,585
Dimitrios Dimopoulos	35,222	2,307
Paul Mylonas	33,416	—
Stavros A. Koukos	37	387
Efthymios C. Katsikas	107	1.112
Dimitrios N. Afendoulis	—	—
Spiridon J. Theodoropoulos	—	—
Petros K. Sabatacakis	—	—
Angeliki Skandaliari	7,523	244
Charalampos A. Makkas	—	—
Damianos Charalampidis	241,900	31,045
Nelly Tzakou-Lambropoulou	30,103	267
Dimitrios Kapotopoulos	26,686	211
Ioannis Kyriakopoulos	—	—
Panagiotis Dasmanoglou (non-voting right)	800	—
Georgios Triantafillakis (non-voting right)	17,435	7,212
Total	563,934	48,370

        The cumulative percentage of total common shares outstanding stated above, as at April 20, 2016 is 0.0062%.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        As at April 20, 2016, the Bank's outstanding issued share capital consisted of 9,147,151,527 common shares of a nominal value of EUR 0.30 each.

Common Shares

        The following table sets forth certain information regarding holders of the Bank's common shares, based on information known to or ascertainable by the Bank.

	April 20, 2016
	Number of common shares	Percentage holding
HFSF (with restricted voting rights)	134,820,022	1.5%
HFSF (with full voting rights)	3,559,869,160	38.9%
Legal entities and individuals outside of Greece	4,465,735,477	48.8%
Domestic private investors	957,520,910	10.5%
Domestic pension funds	21,475,123	0.2%
Other domestic public sector related legal entities and Church of Greece	7,730,835	0.1%
Private placement by investors	—	—

Total common shares	9,147,151,527	100.00%

        The Bank's ordinary shares are listed for trading on the Athens Exchange (ATHEX).

        The Bank's Articles of Association do not impose restrictions on the transfer of the common shares of the Bank. The disposal of the common shares (134,820,022) in the Bank that the HFSF has acquired in the context of participating in the Bank's 2013 recapitalization share capital increase is subject to the restriction and process provided for by the HFSF Law, article 8, as currently applicable, and Cabinet Act no 38/2012, article 3 par.7 (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF").

        For powers vested in the HFSF pursuant to its participation in the 2013 and 2015 Recapitalization share capital increase of the Bank under the HFSF Law, also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of HFSF".

        Other than the above, the Bank does not know of any other persons who, directly or indirectly, jointly or individually, exercise or could exercise control over the Bank.

        No single shareholder apart from HFSF beneficially owns 5% or more of the Bank's common shares.

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares represented by ADRs. On April 20, 2016, the portion of the Bank's common shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 4.05%.

  Purchase of own shares

        Article 16 of Greek Company Law 2190/1920, prescribes provisions for the acquisition of own shares, pursuant to a General Meeting resolution. However, as long the Bank participates in the Hellenic Republic's Bank Support Plan (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan")and pursuant to the restrictions imposed by the related Greek Law 3723/2008 (article 1, as amended by Greek Law 3756/2009), the

Bank is not allowed to repurchase any own shares. Moreover, according to article 16C of the HFSF Law during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

State Interests

        In the context of the Recapitalization, the HFSF acquired 40.4% or 3,694,689,182 of the Bank's share capital though holding shares of which 134,820,022 falling under the restrictions of article 7a par. 2 of the HFSF Law (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—Powers of the HFSF").

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

        All loans granted to related parties (except for the loans granted to employee benefits related funds) (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

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

Legal and Arbitration Proceedings

        The Bank and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2014 and 2015 the Group has accrued for cases under litigation the amount of EUR 67 million and EUR 62 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

Policy on Dividend Distributions

Current provisions applying to the Bank under the Hellenic Republic Support Plan and the HFSF recapitalization framework

        Under Greek Law 3723/2008 setting forth the terms of the Hellenic Republic Bank Support Plan, the representative of the Hellenic Republic appointed to the Board of Directors may veto any resolution relating to dividend distribution, pursuant to a decision of the Minister of Finance, or if it is determined that such resolution may jeopardize the interests of the Bank's depositors or materially affect its solvency and orderly operation. In addition, pursuant to the HFSF Law, and in line with the provisions of the Amended Relationship Framework Agreement with the HFSF, the HFSF's representative who sits on the Board of Directors also has the veto right over decisions regarding the distribution of dividends.

        In line with the provisions of the HFSF Law, while the Bank participates in the recapitalization program under the said Law, as currently applies, distribution of dividends may not exceed 35% of net profits, as these are particularly determined within Greek Law 148/1967, as in force.

        In addition, because the Bank has issued CoCos to the HFSF as part of the recapitalization completed in December 2015, as described under Item 3D.,"Risk Factors—The Bank may be legally restricted from paying dividends", and in line with the provisions of Cabinet Act 36/2015, no dividend shall be paid on the Bank's shares, in case the Bank has elected not to pay interest on the CoCos during the previous interest payment date.

        Finally, according to Article 16C of the HFSF Law, as long as the HFSF participates in the capital of credit institutions, the latter are not allowed to purchase own shares without the HFSF's prior approval, while also, within the context of Greek Law 3723/2008 as in force, it is prescribed that as long as credit institutions participate in the Hellenic Republic Bank Support Plan, purchase of own shares is prohibited, according to the particular provisions of the said Law as supplemented by Article 28 of Greek Law 3756/2009, as in force.

Provisions on Payments of Dividends in line with the Capital Requirements Directive and Greek Company Law

        Payment of dividends by the Bank is also subject to compliance with the Capital Requirements Directive (Directive 2013/36/EU transposed into Greek Law 4261/2014), Greek Company Law 2190/1920, and its Articles of Association.

        In particular, the Bank's profit for a relevant period would be allocated as follows:

  (a)
  between 5% and 20% of our net profits for the period (based on IFRS), if any, are allocated to a statutory reserve until this reserve equals at least one half of the Bank's share capital. Once this requirement is satisfied, the allocation of further profits to the statutory reserve is not mandatory. The allocation of profits to the statutory reserve will again become mandatory if the reserve subsequently falls below one half of the share capital;

  (b)
  according to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of net profit of the Bank for the period of the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve and of any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company, in which the Bank has held an equity participation for at least ten years, as long as the relevant amount of the distributable part of profits is bigger than the amount resulting from the application of article 45 par.2(b) of Greek Company Law 2190/1920 and article 3 of Greek Law 148/1967. Any unrealized net gains from valuation of financial instruments at fair value after the deduction of losses due to the same reason is excluded from the calculation of mandatory dividends prescribed by the applicable framework. The General Meeting, by a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend (up to at least 35% over net profit prescribed by article 3 par. 1 of Greek Law 148/1967), must be transferred to a special reserve which must, within four years following its formation, be distributed in the form of a share dividend. Alternatively, the General Meeting by a majority representing 70% of the Bank's paid-up share capital, may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve; and

  (c)
  subject to paragraph (b) above, after deduction of the minimum obligatory dividend, a portion of profits, to be determined by the General Meeting may be allocated to special reserves and an amount may be deducted in respect of fees payable to the members of the Board of Directors and any remaining profits may be distributed as an additional dividend or treated as retained earnings.

        Subject to the provisions regulating a share capital decrease, no profits may be distributed to shareholders if at the end of the previous financial year, the Bank's total equity is, or as a result of the said distribution will be, less than the Bank's share capital plus mandatory reserves, whose distribution is prohibited by law or its Articles of Association.

        The distributable profits shall not exceed the results of the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed (and has been approved by the General Meeting), less any losses carried forward and any amounts required by law or its Articles of Association to be allocated towards the formation of reserves. The profits to be distributed are payable to the shareholders within two months from the approval of the annual financial statements at the Annual General Meeting. A shareholder's claim to a declared dividend is subject to a five-year statute of limitations, after which the dividend passes to the Hellenic Republic.

        Pursuant to relevant legislation, the Bank may also distribute interim dividends at the discretion of its Board of Directors, so long as it submits at least 20 days before the distribution of such dividends to the Ministry of Economy, Development and Tourism an accounting statement of the Bank, and while fulfilling publicity requirements in line with article 46 of Greek Company Law 2190/1920. Interim dividends may not exceed one-half of the net profits, as stated in such accounting statements.

        Pursuant to Article 131 of the CRD Law (which transposed into Greek Law article 141 of the CRD IV Directive), the Bank may not make, inter alia, dividend payments, if and to the extent that such payment, when aggregated with other distributions in connection with CET1 referred to in paragraph 1 of Article 131 of the CRD would exceed the Maximum Distributable Amount. In particular, under Article 131 of the CRD Law, credit institutions that meet the combined buffer requirement, are prohibited from making a distribution in connection with CET1 to an extent that would decrease its CET1 capital to a level where the combined buffer requirement is no longer met, whereas credit institutions that fail to meet the "combined buffer requirement" must determine a Maximum Distributable Amount to be calculated in accordance with the provisions of the CRD Law and notify such Maximum Distributable Amount to the Bank of Greece. In the latter case, the credit institution shall not undertake any of the following actions before it has calculated the Maximum Distributable Amount: (a) make a distribution in connection with CET1 capital; (b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the combined buffer requirements; (c) make payments on Additional Tier 1 instruments While an institution fails to meet or exceed its combined buffer requirement, it shall not distribute through any action referred to in the preceding paragraph more than the Maximum Distributable Amount calculated in accordance with article 131 of Greek Law 4261/2014. The above requirement for restrictions on distributions shall apply during the transitional period between January 1, 2016 and December 31, 2018 where institutions fail to meet the combined buffer requirement.

        The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment". Such calculation will result in a Maximum Distributable Amount in each relevant period. As an example, the scaling is such that in the first (that is the lowest) quartile of the "combined buffer requirement", no "discretionary distributions" will be permitted to be paid. In the event of a breach of the "combined buffer requirement", the Bank will be required to calculate its Maximum Distributable Amount, and as a consequence it may be necessary for the Bank to reduce discretionary payments, including by exercising its discretion to cancel (in whole or in part) dividend payments. The "combined buffer requirements" will be breached if the Bank fails to meet one of the minimum capital ratios applicable to the Bank, as well as, in certain other circumstances.

        For information on dividend distributions by the Bank see Item 3.A, "Selected Financial Data—Dividends".

B.  Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2015, the date of the last audited financial statements included in this Annual Report, see Note 45 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.  Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880.

        From October 1999 to November 27, 2015, the Bank's shares had also been listed on the NYSE and traded in the form of ADRs. The Bank's ADRs representing the ordinary shares were suspended from trading on the NYSE on November 27, 2015 due to abnormally low price levels of the Company's American Depositary Shares, pursuant to Section 802.01D of the NYSE Listed Company Manual, and were delisted from the NYSE as of December 17, 2015. The ADRs are currently traded only in the U.S. over-the-counter market under the symbol "NBGGY". Each ADR represents one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent completed financial years and the year 2016 (through May 12, 2016) are shown below, expressed in Euro.

Year	High (date)	Low (date)
2011	585.88 (on February 9)	110.98 (on November 1)
2012	224.23 (on February 8)	69.08 (on June 5)
2013	138.16 (on May17)	30.60 (on July 4)
2014	63.90 (on January 9)	21.45 (on December 29)
2015	25.20 (on February 24)	0.25 (on December 14)
2016 (up to May 12)	0.33 (on January 4)	0.12 (on February 11)

        The price of the ordinary shares in each period is adjusted to reflect the two-for-nine rights issue that took place in July 2009, the twenty three-for-forty rights issue (through common shares and convertible bonds mandatorily converted into new common shares) that took place in September 2010, the share-for-share merger with Eurobank that took place in February 2013, the ten-to-one reverse split that took place in May 2013, the rights issue that took place in June 2013, the rights issue that took place in May 2014 without pre-emptive rights, the rights issue that took place in November 2015 without pre-emptive rights and the fifteen-to-one reverse spit that took place in December 2015.

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2014	63.90 (on January 9)	47.40 (on January 29)
Q2 2014	61.35 (on April 2)	31.65 (on May 19)
Q3 2014	42.30 (on July 3)	33.15 (on August 8)
Q4 2014	35.10 (on October 1)	21.45 (on December 29)
Q1 2015	25.20 (on February 24)	12.53 (on January 28)
Q2 2015	18.90 (on May 7)	13.20 (on June 19)
Q3 2015	12.60 (on August 3)	5.37 (on August 24)
Q4 2015	11.55 (on October 27)	0.25 (on December 14)

        The high and low market prices of the Bank's shares on the ATHEX until May 12 2016 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2016	0.33 (on January 4)	0.12 (on February 11)
Q2 2016 (up to May 12)	0.31 (on May 12)	0.22 (on April 13)

Note: ATHEX was closed from 29 June 2015 up to and including 31 July 2015. ATHEX resumed trading on Monday 3 August 2015.

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months and up to May 12, 2016, are presented in the table below, expressed in Euro.

Month	High (date)	Low (date)
November 2015	10.95 (on November 2)	1.22 (on November 27)
December 2015	1.22 (on December 1)	0.25 (on December 14)
January 2016	0.33 (on January 4)	0.23 (on January 21)
February 2016	0.25 (on February 1)	0.12 (on February 11)
March 2016	0.25 (on March 31)	0.20 (on March 1)
April 2016	0.30 (on April 22)	0.22 (on April 13)
May 2016 (up to May 12)	0.31 (on May 12)	0.27 (on May 4)

        Other than the suspension of trading of shares on the ATHEX in anticipation of the announcement of the acquisition of Finansbank in 2006 and the reverse split, during the 2013 rights issue, and the general suspension of trading of securities on the ATHEX from and including June 29 to and including July 31, 2015, there have been no trading suspensions with respect to the Bank's shares on the ATHEX in the years ending December 31, 2013, 2014 and 2015 or the year 2016 up to May 12.

        The Bank's ADRs representing the ordinary shares were suspended from trading on the NYSE on November 27, 2015 and were delisted from the NYSE as of December 17, 2015. The ADRs are currently traded only in the U.S. over-the-counter market under the symbol "NGBBY". Therefore the information presented below, for the period November 25, 2015 up to May 12, 2016 include prices derived from the over-the-counter market.

        The annual high and low market prices of the Bank's ADRs, expressed in U.S. dollars, for the five most recent financial years and up to April 20, 2016:

Year	High (date)	Low (date)
2011	1,657.50 (on February 18)	267.00 (on December 13)
2012	604.50 (on February 7)	175.50 (on June 5)
2013	358.50 (on May 17)	43.65 (on July 3)
2014	88.05 (on January 9)	26.85 (on December 12)
2015	29.40 (on February 20)	0.32 (on December 24)
2016 (up to May 12)	0.36 (on May 10)	0.15 (on February 11)

        The quarterly high and low market prices of the Bank's ADRs, expressed in U.S dollars for the two most recent financial years are shown below,

Quarter	High (date)	Low (date)
Q1 2014	88.05 (on January 9)	67.05 (on January 31)
Q2 2014	86.40 (on April 2)	43.50 (on May 15)
Q3 2014	58.05 (on July 3)	44.25 (on September 29)
Q4 2014	43.80 (on October 1)	26.85 (on December 12)
Q1 2015	29.40 (on February 20)	15.45 (on January 28)
Q2 2015	22.05 (on May 8)	14.60 (on June 29)
Q3 2015	18.15 (on July 10)	6.92 (on September 30)
Q4 2015	14.10 (on October 22)	0.32 (on December 14)

        The high and low market prices, of the Bank's ADRs evidencing common shares for the first quarter of 2016, expressed in U.S dollars are shown below,

Quarter	High (date)	Low (date)
Q1 2016	0.35 (on January 4)	0.15 (on February 11)
Q2 2016 (up to May 12)	0.36 (on May 10)	0.25 (on April 13)

        The monthly high and low market prices of the Bank's ADRs, expressed in U.S dollars, for the six most recent months and up to May 12, 2016 are shown below, expressed in USD.

Month	High (date)	Low (date)
October 2015	14.10 (on October 22)	7.02 (on October 1)
November 2015	12.67 (on November 2)	2.41(on November 27)
December 2015	0.99 (on December 3)	0.32 (on December 14)
January 2016	0.35 (on January 4)	0.24 (on January 21)
February 2016	0.27 (on February 1)	0.15 (on February 11)
March 2016	0.30 (on March 31)	0.22 (on March 1)
April 2016	0.34 (on April 22)	0.25 (on April 13)
May 2016 (up to May 12)	0.36 (on May 10)	0.31 (on May 4)

        The trading of the Bank's shares on the ATHEX and of ADRs on the New York Stock Exchange was suspended on October 5, 2012, in anticipation of the announcement of the Eurobank acquisition and from May 24, 2013 to May 29, 2013 in order to incorporate the Bank's share reverse split.

        Other than the aforementioned suspensions there have been no trading suspensions with respect to the Bank's shares on the ATHEX.

        Pursuant to a Cabinet Act dated December 7, 2015, all the non-cumulative U.S. Preference Shares, issued by the Bank were converted into newly issued ordinary shares of National Bank of Greece S.A.

Consequently, American Depositary Shares, Series A were mandatorily converted into American Depositary Shares, each representing one ordinary share of National Bank of Greece S.A. On December 17, 2015, the American Depositary Receipts representing the U.S. Preference Shares were delisted from the New York Stock Exchange.

B.  Plan of Distribution

        Not applicable.

C.  Markets

        The Bank's ordinary shares are listed on ATHEX.

The Athens Exchange ("ATHEX")

General

        The ATHEX, formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. The Hellenic Exchanges—Athens Exchange S.A. Holding (the "HELEX") is the company licensed by the HCMC to operate the ATHEX, and owns 100% of the "ATHENS EXCHANGE CLEARING HOUSE" (the "ATHEX clear") and of the Hellenic Central Securities Depository, S.A. and is listed on the ATHEX.

        On May 31, 2001, the ATHEX was upgraded by the Morgan Stanley Composite Index from emerging to developed markets status. On November 26, 2013, ATHEX was downgraded by the Morgan Stanley Composite Index from developed to emerging market status. During its September 2015 annual review, FTSE demoted Greece from Developed to Advanced Emerging due to the extended market closure in the summer of 2015, imposition of capital controls on domestic investors and continued economic instability. The demotion was implemented on March 21, 2016.

        ATHEX is regulated among others by the first edition of the Athens Exchange Regulation (the "ATHEX Regulation"), which was issued following its authorization by Greek Law 3152/2003, and came into force on June 16, 2004. Under Greek Law 3606/2007, which transposed into Greek Law the Markets in Financial Instruments Directive (the "MiFID Law" and the "MiFID", respectively), a revised ATHEX Regulation was issued and came into force on July 22, 2008. The currently applicable Codified ATHEX (the latest amendment being effective from February 9, 2015) governs the relationships between the ATHEX and its members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other person towards which the ATHEX Regulation introduces rights and obligations.

        The ATHEX operates two regulated markets: the securities market and the derivatives market. The securities of companies listed on the securities market are classified into one of the following eight segments: (a) the general segment (which is the "Main Market"); (b) the fixed income securities trading segment; (c) the warrants trading segment (d) the SFP (Structured Financial Products) Trading Segment; (e) the exchange traded funds segment; and the special categories of (f) low free float, (g) under surveillance; and (h) to be delisted. When securities, other than units in listed mutual funds, debts securities and structured financial products, are listed for the first time on the securities market they will fall within the general category, which is the Main Market.

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

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the HCMC, the relevant decisions issued by the Board of Directors of the ATHEX and the ATHEX Regulation.

        In 2015, the average daily trading value on the ATHEX was EUR 86 million, compared with EUR 127million in 2014, which represents a decrease of 32.5%.

        From January 4, 2016 up to April 20, 2016 the average trading value on the ATHEX was EUR 68 million.

        At the end of March 2016, 219 companies had shares listed on the Main Market of the ATHEX. On April 20, 2016, the total market capitalization of the ATHEX was EUR 41.7 billion, with the top 25 companies accounting for 80.6% of the total market capitalization, and the Bank's market capitalization was 5.8% of the total.

        Effectively, the last day when trades took place during the first half of 2015 was June 26, 2015, as a short-term bank holiday was imposed by emergency decree (Government Gazette A' 65/28.6.2015) from June 29 up to and including July 17, 2015. The bank holiday was terminated on July 20, 2015 (Government Gazette A' 84/18.7.2015) while restrictions on bank transactions remained in effect. The Athens Exchange Market (ATHEX) remained closed (from June 29, 2015) up to and including July 31, 2015. ATHEX resumed trading on Monday August 3 (Government Gazette B' 1617/31.7.2015).

        As of December 31, 2015, 229 companies had shares listed on the cash market of the ATHEX. On December 31, 2015, the total market capitalization of the ATHEX was EUR 46.7 billion, with the top 25 companies accounting for 80.6% of the total market capitalization, and the Bank's market capitalization was 6.7% of the total.

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

Trading on the ATHEX

        The trading of shares on the securities market of the ATHEX is conducted through the remote placing of the orders into OASIS from the ATHEX member offices. Trading on the ATHEX takes place every week from Monday to Friday, except for public holidays. In general, the daily trading session is as follows according to Decision 22 of the Board of Directors of the ATHEX, as amended and currently applicable: for the Main Market, the pre-trading session is from 10:15 to between 10:29 and 10:30, continuous trading from 10:30 to 17:00, the closing auction session from 17:00 to between 17:09 and 17:10 and trading at the closing session from 17:10 to 17:20. The Intraday Auction of the Main Market occurs only every 3rd Friday of each month. The auction session is from 13:45 to between 13:59 and 14:00. The ATHEX Regulation and the Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, contain detailed provisions regarding the trading of shares and other securities listed on the different categories of the securities market of the ATHEX.

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

Foreign Investment

        Subject to the restrictions applicable in Greece regarding the transfer of funds abroad or acquiring shares listed on the ATHEX, (please refer to Item 4.B "Business Overview—Regulation and Supervision of Banks in Greece"), there are no other exchange controls in Greece that would restrict the payment of dividends or other capital distributions to a holder of ordinary shares outside Greece or that would affect the right of a non-Greek holder of ordinary shares to dispose of his or her ordinary shares and receive the proceeds of such disposal outside Greece.

Transfer Charges

        The "HCSD" charges a settlement fee (currently at 0.0325%) with minimum fee at EUR 20.0 for over the counter transactions on shares listed on the ATHEX to the buyer and the seller to cover settlement costs, plus EUR 1.0 if it is delivery versus payment (calculated on the basis of the higher of the price agreed by the parties to the relevant transaction and the closing market price for the relevant shares at the trade date of the relevant transaction). The ATHEX Clear charges a trading fee and a clearing fee for transactions performed on the market on shares listed on the ATHEX on each of the buyer and the seller; currently the above trading fee amounts at 0.0125% and the above clearing fee amounts at 0.02% on the value of the transaction. Each of the buyer and the seller also pays a freely negotiable commission to the brokers (to the extent that a broker has been used in the transaction).

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

        Pursuant to decision No 743/07.12.2015, HCMC decided to continue a prohibition on the short selling of shares only in respect of the shares of credit institutions admitted to trading on the Athens Exchange and comprising the FTSE/Athex Banks Index until December 21, 2015, irrespective of the venue where the transaction is executed or OTC transactions. The temporary prohibition of short selling applied to all depository receipts (ADRs, GDRs) and warrants representing shares of credit institutions admitted to trading on the Athens Exchange and comprising the FTSE/Athex Banks Index.

        Pursuant to decision No 747/11.1.2016, HCMC decided to continue a prohibition on the short selling of shares only of Attica Bank until 25 January 2016, irrespective of the venue where the transaction is executed or OTC transactions. The temporary prohibition of short selling applied to all depository receipts (ADRs, GDRs) and warrants representing shares of credit institutions admitted to trading on the Athens Exchange and comprising the FTSE/Athex Banks Index.

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

        Greek Law 3301/2004 transposed into Greek Law Directive 2002/47/EC (the "Collateral Directive"), thereby facilitating the use of securities listed on the ATHEX as collateral for entities falling within its scope, in particular simplifying the procedure for the enforcement of such collateral. Greek Law 3301/2004 has been amended to incorporate Directive 2009/44/EC which has amended Directive 98/26/EC on settlement finality in payment and securities settlement systems and the Collateral Directive as regards linked systems and credit claims.

D.  Selling Shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the Issue

        Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.  Share Capital

        Not applicable.

B.  Memorandum and Articles of Association

        The Bank's Articles of Association (and English translation thereof), as amended in December 2015, are included as Exhibit 1 to this Annual Report. The required information regarding the Bank's Articles of association is stated below.

1.
The Bank is registered in the General Commercial Register of the Hellenic Republic Ministry of Economy, Development & Tourism under No.237901000 (former register of Sociétés Anonymes No. 6062/06/B/86/01).

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
3.
The Bank's share capital amounts to EUR 2,744,145,458.10 and is divided into: 9,147,151,527 common shares of a nominal value of Euro 0.30 each, Detailed information on how the said share capital level has been reached may be found in Chapter Two, Article 4, "Share Capital—Shares" of the Bank's Articles of Association presented in Exhibit 1 to this Annual Report.

  Particular information on the shares held by the HFSF may be found under Item 7.A, "Major Shareholders".

  (a)
  For a description of the dividend rights attaching to the Bank's shares, see Item 8.A, "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions". Once approved at a General Meeting of the Shareholders, dividends must be paid to shareholders within two months of the date on which the Bank's annual financial statements were approved. Dividends are forfeited to the Hellenic Republic if they are not claimed by shareholders within five years following December 31 of the year in which they were declared.

  (b)
  Under Article 8 of the Bank's Articles of Association, all of the Bank's shareholders have the right to participate in General Meetings of the Shareholders, and the number of each shareholder's votes at such meetings shall be equal to the number of his or her shares because each of the Bank's shares entitles its holder to one vote.

    Pursuant to Article 19 of the Bank's Articles of Association, subject to Article 18 paragraph 3, the Bank's Directors are elected by the General Meeting of the Shareholders, with each Director elected for a term that cannot exceed three years. The Directors' term of office shall end at the Annual General Meeting of the year in which such term expires. The Directors can be re-elected indefinitely. There is no provision in the Bank's Articles of Association with respect to cumulative voting.

  (c)
  Rights of the Bank's shareholders to share in the Bank's profits are defined by the Bank's dividend policy. See paragraph 3(a) above.

  (d)
  Upon liquidation of the Bank, a General Meeting of the Shareholders shall appoint three liquidators who shall, among other things, take an inventory of corporate assets, draw up and publish a balance sheet in the press and in the Greek government Gazette and complete the Bank's outstanding matters. Subsequently, the General Meeting of the Shareholders shall approve the annual financial statements as well as the financial statements issued upon completion of the liquidation. Upon completion, the liquidators shall refund shareholders' contributions and share premium amounts paid, if any, and distribute the balance of the Bank's liquidated property to the shareholders in proportion to their paid-up equity holdings.

  (e)
  Redemption provisions: not applicable.

  (f)
  Sinking fund provisions: not applicable.

  (g)
  The Bank's shareholders are not liable to further capital calls by the Bank. A two-thirds quorum of the Bank's shareholders and a two-thirds majority of the votes represented at the General Meeting of the Shareholders would be required to approve resolutions concerning an increase in share capital where this shall be decided based on resolution of the General

    Meeting. See Articles 9, 15(2) and 16(2) of the Bank's Articles of Association, which comprise Exhibit 1 to this Annual Report.

  (h)
  There are no provisions in the Bank's Articles of Association that discriminate against any existing or prospective holder of the Bank's shares as a result of such shareholder owning a substantial number of the Bank's shares. However, subject to EU regulations, new and significant holdings (concentrations) must be reported to the Greek Competition Commission according to Greek Law 3959/2011, while further notifications are necessary as described in "Item 4.B. "Business Overview—Reporting Requirements for Banks—Equity Participation".

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of the Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles of Association. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by Greek law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two-thirds of the Bank's paid-up share capital are present or represented. Decisions on such issues are reached by a two-thirds majority of the votes represented at the General Meeting of the Shareholders, pursuant to Article 16(2) of the Bank's Articles of Association. These conditions are not more significant than those required by Greek law.

  For example, pursuant to Article 5 of the Bank's Articles of Association, whenever the Bank's share capital is increased by cash or by contribution in kind or a bond loan convertible into shares is issued, preference rights on the entire new share capital or bond loan are given to existing shareholders at the time of issue in proportion to the respective equity holdings of such shareholders at that time. Such preference rights may be limited or abolished, however, by a resolution adopted by the General Meeting of the Shareholders, under Article 5(7) and pursuant to the provisions of article 13, paragraph 10 of the Greek Company Law 2190/20.

  In addition, pursuant to article 13 of Greek Company Law 2190/20, the General Meeting of the Shareholders may grant to the Board of Directors the power to increase the Bank's share capital, subject to certain limitations.

5.
The Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability for indemnity in respect of their tenure of office in the relevant year. Extraordinary General Meetings of the Shareholders may be convened by the Board of Directors in cases required by Greek Law or at other times when a meeting is deemed appropriate by the Board of Directors. The Board of Directors shall convene an extraordinary General Meeting pursuant to a request of holders of 1/20 (i.e. 5%) or more of the paid-up share capital. At the request of shareholders representing 1/20 or more of the paid-up share capital, the Chairman of the General Meeting shall postpone, only once, decision-taking by the General Meeting, whether this is in the case of an Annual General Meeting or an Extraordinary General Meeting, for a new General Meeting to be held on the date indicated in the shareholders' request, but not later than 30 days as of the said postponement. The General Meeting of the Shareholders held following such postponement, being a continuation of the previous General Meeting, is not subject to publication requirements as regards the invitation to shareholders, and new shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Greek Company Law 2190/1920. Further information on minority rights may be found in Chapter Five of the Bank's Articles of Association presented in Exhibit 1.

  Moreover, at the auditors' request, the Board shall convene a General Meeting within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors' request. Furthermore, the representative of the HFSF to the Board has the right to convene the General Meeting in accordance with the applicable framework and the provisions of the Relationship Framework Agreement between the Bank and the HFSF.

  In the case of General Meetings convened within the context of the HFSF Law as in force, shorter deadlines than those prescribed by Greek Company Law 2190/20 apply, as prescribed in detail within the HFSF Law.

  Pursuant to Greek law and the Bank's Articles of Association, any person appearing as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges Group (HELEX), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, as outlined below. Each ordinary share is entitled to one vote. Proof of shareholder status should be made either by presenting relevant written certification from HELEX at the latest by the third day prior to the General Meeting or alternatively through direct electronic link-up of the Bank with the records of the Dematerialized Securities System of HELEX at the same date. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the Greek law, their legalization documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form.

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

  In order to participate and to vote in the General Meeting by proxy each shareholder may appoint up to three proxy holders. Legal entities may participate in the General Meeting by appointing up to three physical persons as proxy holders.

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

  (iii)
  is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; and

  (iv)
  is a spouse or close relative (1st degree) of a physical person referred to in (i) to (iii) herein above.

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

9.
No significant differences between the law applicable to the Bank and that in the host country in respect of Items 2 through 8, above.

10.
The conditions imposed by the Bank's Articles of Association with respect to changes in the Bank's share capital are discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and are not more stringent than those required by Greek law.

C.  Material Contracts

        At the date of this Annual Report, neither the Bank nor any other Group company is a party to a commercial or financial contract, by virtue of which the Bank's operations or earnings would be affected, except for the Amended Relationship Framework Agreement (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship

Framework Agreement") and the share purchase agreement (the "Finansbank SPA")) dated December 21, 2015 between the Bank and QNB in respect of the sale of the Turkish Operations.

        Pursuant to the Finansbank SPA, dated December 21, 2015, we have agreed to sell and QNB has agreed to purchase our 99.81% stake in Finansbank A.S. together with our 29.87% direct stake in Finans Leasing for an agreed consideration of EUR 2,750 million and repayment by QNB upon closing of USD 910 million of subordinated debt extended to Finansbank upon assignment of the subordinated debt to QNB. The purchase price includes an escrow condition in favor of QNB. In addition, the Finansbank SPA includes a non-competition restriction in favour of QNB preventing us from carrying out competitive business in Turkey for a period of three years. The closing of the transaction is expected within the first semester of 2016 and is subject to customary regulatory and corporate approvals, including approval of the Turkish Banking Regulation and Supervision Agency (already received), the Qatar Central Bank (already received), the Turkish Competition Board (already received approval; reasoned decision pending to be received), the Turkish Capital Markets Board (already received) and the Turkish Treasury (already received).

D.  Exchange Controls

        A Greek Legislative Act of June 28, 2015 introduced a short term bank holiday period starting on June 28, 2015 and imposed capital controls, which applied to all credit institutions operating in Greece in any form. The capital controls were extended beyond the period of the short term bank holiday pursuant to a Greek Legislative Act of July 18, 2015. For further information on the capital controls, (see Item 4.B, "Business Overview—"Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece").

        As a result, capital controls in Greece restrict the payment of dividends or other capital distributions to holders of ordinary shares outside Greece and affect the right of a non-Greek holder of ordinary shares to dispose of his or her ordinary shares and receive the proceeds of such disposition outside of Greece.

        According to Ministerial Decision G.D.O.P.0001608 EX 2015 of December 7, 2015 (Gov. Gazette B', Bul. 2625/7.12.2015), the proceeds of clearing and settlement of transactions in financial instruments and the payment of cash distributions from issuers to holders of financial instruments (as defined in the MiFID), whether as a result of payment at maturity or corporate or similar actions (payment of interest, dividends and other relevant distributions) may be credited to a bank account of the end beneficiary outside Greece, provided that the clearing and settlement proceeds for the relevant investment account have been credited to such bank account before the entry into force of the capital controls on June 28, 2015.

E.  U.S. Federal Income Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares or ADRs by a U.S. Holder.

        For the purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares or ADRs that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. If a partnership holds ordinary shares or ADRs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares or ADRs should consult its tax advisor regarding the associated tax consequences. This summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of ordinary shares or ADRs. In particular, this summary deals only with U.S. Holders that will hold ordinary shares or ADRs as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding ordinary shares or ADRs as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the voting stock of the Bank, holders who hold ordinary shares or ADRs in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares or ADRs. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986 (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953.

        Prospective purchasers should consult their tax advisors as to the application of the Medicare tax on net investment income, alternative minimum tax considerations, as well as the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the purchase, ownership and disposition of ordinary shares and ADRs.

        Holders of ADRs will generally be treated for U.S. federal income tax purposes as owners of the ordinary shares underlying the ADRs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to holders of ordinary shares and ADRs, referred to herein as "Shares".

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

        Certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes "passive foreign investment companies", as defined below) and only with respect to ordinary shares or ADRs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

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

        The gross amount of any dividends paid by the Bank (including additional amounts paid pursuant to any gross up obligation) will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to Shares generally will constitute "passive category income" or "general category income". For purposes of calculating a U.S. Holder's foreign tax credit limitation, the amount of foreign source dividend income subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Other Disposition of Shares

        Subject to the discussion below under this Item 10.E, "U.S. Federal Income Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. Holder on the sale or other disposition of Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the Shares have been held for more than one year. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are

"bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for the taxable year ending December 31, 2015 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.
        If for any year in which a U.S. Holder held Shares, the Bank were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of the Shares and (ii) any "excess distribution" by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares during a single taxable year to the extent the distributions exceed 125% of the average annual distributions received by the U.S. Holder in respect of the Shares during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        U.S. Holders can avoid the interest charge by making a "mark to market election" with respect to the Shares, provided that the relevant Shares are "marketable" within the meaning of the relevant U.S. Treasury Regulations. The Shares will not be considered "marketable" for purposes of this election unless the exchange or market on which the relevant Shares are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of the recognized U.S. stock relevant U.S. Treasury exchanges, such as the NYSE. Alternatively, a foreign stock exchange, such as the ATHEX, may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the relevant U.S. Treasury Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the relevant Shares cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the ordinary shares or ADRs constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on IRS Form 8621 regarding its investment in a PFIC.

U.S. Information Reporting and Backup Withholding

        U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, ordinary shares or ADRs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

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

        Certain U.S. Holders may be required to report to the IRS certain information with respect to their beneficial ownership of the Shares not held through an account with a financial institution. U.S. Holders who fail to report required information could be subject to substantial penalties.

Reportable Transaction

        A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their tax advisor as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any foreign currency received as a dividend on, or as proceeds from the sale, exchange or other disposition of ordinary shares or ADRs.

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their tax advisors as to the consequences of the purchase, ownership and disposition of ordinary shares and ADRs including, in particular, the effects of the tax laws of any other jurisdiction.

Foreign Account Tax Compliance Act

        Provisions of U.S. law commonly known as FATCA were enacted in 2010 by the U.S. Congress as part of the Hiring Incentives to Restore Employment (HIRE) Act. FATCA requires foreign financial institutions ("FFIs" (as defined by FATCA)), such as the Bank and many entities in the Group, to report to the U.S. Internal Revenue Service ("IRS") information about financial accounts held by U.S. taxpayers or by foreign entities in which U.S. taxpayers hold a substantial ownership interest.

        In order to avoid withholding and to be treated as compliant under FATCA, participating FFIs generally may enter into an agreement with the IRS to: (a) identify U.S. accounts, (b) report certain information to the IRS regarding U.S. accounts and (c) potentially withhold 30% on certain U.S.-connected payments to non-participating FFIs and account holders who are unwilling to provide the required information. In particular, certain U.S. source payments to FFIs that are not treated as compliant with, or exempt from, FATCA are subject to a 30% withholding and reporting to the IRS.

        The U.S. Department of the Treasury collaborated with foreign governments to develop two alternative model intergovernmental agreements ("IGAs") that facilitate FATCA implementation and further reduce burdens on FFIs in partner jurisdictions. Under a Model 1 IGA, reporting Model 1 FFIs report specified information about U.S. accounts to their government, followed by the exchange of that information on a government-to-government basis with the United States. Under a Model 2 IGA, reporting Model 2 FFIs report specified information about U.S. accounts directly to the IRS in a manner consistent with the FATCA regulations in accordance with the provisions of the Model 2 IGA.

        Greece has reached an agreement in substance with the United States on the terms of a Model 1 intergovernmental agreement (IGA) to implement FATCA, and is currently treated as having an IGA in effect as of November 30, 2014. National Bank of Greece is registered with the IRS under FATCA as a Registered—Deemed Compliant Financial Institution (as a Reporting Financial Institution under a Model 1 IGA). Additionally, NBG Group entities falling within the scope of FATCA are also registered with the IRS under FATCA. An FFI in an IGA jurisdiction that is treated as a Reporting Financial Institution would generally not be required to withhold under FATCA from payments it makes. Under each Model IGA, FFIs are still required to report certain information in respect of their account holders and investors to the IRS, either directly or through their home government.

        Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the Shares, such withholding would not apply prior to January 1, 2019. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Shares. In the event any withholding would be required pursuant to FATCA or an IGA with respect to payments on the Shares, no person will be required to pay additional amounts as a result of the withholding.

        FATCA is particularly complex and its application is dependent on particular regulations and guidance issued as well as individual circumstances in the country of operation of each FFI. The above description is based in part on regulations, official guidance and model IGAs, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisers on how these rules may apply to payments they may receive in connection with the Shares.

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

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss on the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter ("OTC") derivative transactions.

        The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank retains a portfolio of EFSF bonds, Greek treasury bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

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

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The OCP of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group's subsidiaries is insignificant.

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

Market risk on trading and available-for-sale portfolios—Value-at-Risk ("VaR")

        The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (VaR) of its trading and available-for-sale portfolios on a daily basis, along with the VaR per risk type (interest rate, equity and foreign exchange risk). This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, due to the predominantly linear nature of its portfolio, the Bank has adopted the variance-covariance ("VCV") methodology, with a 99% confidence interval and 1-day holding period. The whole framework and the VaR calculations have been examined and approved by the Bank of Greece, as well as by internal auditors and external consultants. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis.

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank's trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. The risk factors relevant to the financial products in the Bank's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,144. Additionally, the GMORMD calculates the VaR of the Bank's portfolios by applying the historical simulation approach, for comparative purposes.

        The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits have been determined by reference based on the risk appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank's trading and available-for-sale portfolios.

        The tables below present the Bank's VaR (99%, 1-day) for the years ended on December 31, 2015 and 2014 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2015	2014	2015	2014	2015	2014	2015	2014
	(EUR in millions)
Average	59	25	58	24	2	2	0.6	1
Max	155	57	155	55	3	3	2	1
Min	20	13	20	12	1	1	0.2	—
Year End	33	55	34	53	1	2	0.5	—

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

        During the first six months of 2015, due to the ongoing negotiations between the Greek government and the Institutions which led to an economic turbulence in the country, the spread between the Greek and the German government bond yields widened significantly and climbed to its highest level in the beginning of July, after the negotiations between the Greek government and the Institutions were terminated. This led to an increase in the volatilities of the Greek government bond yields and to higher interest rate and total VaR estimates for the Bank. Since the middle of July, when an agreement was reached between Greece and the rest of the Eurozone, the spread between the Greek and the German government bond yields narrowed and dropped back to the levels that were observed in the beginning of the year, which in turn caused the respective volatilities to decrease and led to lower VaR estimates for the Bank.

  Back-testing

        The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations incorporate only the Bank's trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses, is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains the same between the two days. In the same context, the actual gains/losses,is the change in the value of the portfolio between days t and t+1, including all the transactions that took place in day t+1, excluding fees, commissions and net interest income.

        Any excess of the hypothetical / actual losses over the VaR estimate is reported to the regulatory authorities within five business days. During 2015, there were no cases in which the back-testing result exceeded the respective VaR calculation.

  Stress Testing

        The VaR model is based on certain theoretical assumptions, which do not fully capture the potential "tail events" in the markets.

        To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, the GMORMD performs stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions and applies on both, trading and available-for-sale portfolios. The scenarios used are presented in the following tables:

        Interest rate-related scenarios:

Scenario	Description	0–3 Months	3 Months– 5 Years	>5 Years
1	Parallel Curve Shift	+200 bp	+200 bp	+200 bp
2	Parallel Curve Shift	–200 bp	–200 bp	–200 bp
3	Steepening	0 bp	+100 bp	+200 bp
4	Flattening	+200 bp	+100 bp	0 bp

        Stock market indices-related scenarios:

Scenario	Description
1	–30% for all indices

        Foreign exchange rate-related scenarios:

Scenario	Description
1	EUR depreciation by 30%

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

  •
  Loans to corporations or financial institutions that operate abroad, positions in corporate bonds of foreign issuers and cross-border project finance loans;

  •
  Funded and unfunded commercial transactions with foreign counterparties; and

  •
  Holdings in sovereign debt and the sale of protection through credit default swaps, where the underlying reference entity is a sovereign.

        In this context, the GMORMD monitors the country risk arising from the Bank's operations on a daily basis, mainly focusing on the countries of South East Europe, Cyprus, Egypt, Malta and South Africa, where the Group has presence.

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99,81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing (see Item 3.A "Selected Financial Data"). Therefore, the Bank and the Group will no longer exposed to Turkey country risk.

Counterparty risk

        Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions in the event of an obligor's failure to meet her contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

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

        The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. In over-the-counter transactions, the exposure is calculated based on credit equivalent factors, according to the type of transaction, its maturity, netting and collateralization.

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2015, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2014 and 2015 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2014 and 2015 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2014 and 2015, TRY balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2014 and 2015 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2014 and 2015 across the maturity ladder;

  •
  the interest rate basis used for short-term instruments maturing or re-pricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, Euribor was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate was used;

  •
  the swap yield curves were used as the basis for valuing instruments with maturities or re-pricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cash flows were discounted using the prevailing market rates adjusted by the applicable credit spread; and

  •
  all other variables, such as foreign currency exchange rates, were held constant. (See below Item 11, "Foreign currency sensitivity analysis").

	December 31, 2015		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	1,059	1,059	(1)	—	—	—
Securities purchased under agreements to resell	10	10	—	—	—	—
Interest bearing deposits with banks	2,432	2,428	(1)	5	—	5
Held to Maturity securities	9,292	9,596	(24)	27	(29)	27
Net loans	43,221	41,715	(122)	230	(74)	164

Total interest rate sensitive assets	56,014	54,808	(148)	262	(103)	196

Liabilities
Total deposits	67,564	67,546	(148)	63	(35)	(6)
Securities sold under agreements to repurchase	101	101	—	—	1	(1)
Other borrowed funds	3	3	—	—	—	—
Long term debt	1,596	1,597	30	46	37	43

Total interest rate sensitive liabilities	69,264	69,247	(118)	109	3	36

Total interest rate balance sheet sensitivity			(30)	153	(106)	160

	December 31, 2014		Market Value Change		Market Value Change
	Carrying Amount	Fair value	+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	1,065	1,065	(5)	4	(6)	6
Securities purchased under agreements to resell	24	24	—	—	—	—
Interest bearing deposits with banks	2,711	2,711	(4)	5	(5)	7
Held to Maturity securities	9,337	9,599	(62)	65	(48)	53
Net loans	47,276	48,120	(165)	156	(143)	139

Total interest rate sensitive assets	60,413	61,519	(236)	230	(202)	205

Liabilities
Total deposits	66,106	66,114	(202)	60	(75)	21
Securities sold under agreements to repurchase	3,587	3,587	(2)	—	(1)	—
Other borrowed funds	6	6	—	—	—	—
Long term debt	2,385	2,215	(45)	36	(21)	16

Total interest rate sensitive liabilities	72,084	71,922	(249)	96	(97)	37

Total interest rate balance sheet sensitivity			13	134	(105)	168

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2014 and 2015 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2015		Market Value Change
	Carrying amount	Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	1,436	1,436	61	(50)
Deposits with central bank	1,059	1,059	24	(20)
Securities purchased under agreements to resell	10	10	—	—
Interest bearing deposits with banks	2,432	2,428	68	(56)
Held to Maturity securities	9,292	9,596	—	—
Net loans	43,221	41,715	628	(514)
Accrued interest receivable	476	476	4	(3)

Total foreign exchange sensitive assets	57,926	56,720	785	(643)

Liabilities
Total deposits	67,564	67,546	(756)	619
Securities sold under agreements to repurchase	101	101	(6)	5
Other borrowed funds	3	3	—	—
Long-term debt	1,596	1,597	(2)	2

Total foreign exchange sensitive liabilities	69,264	69,247	(762)	624

Total foreign exchange balance sheet sensitivity			23	(19)

	December 31, 2014		Market Value Change
	Carrying amount	Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	2,107	2,107	56	(46)
Deposits with central bank	1,065	1,065	38	(31)
Securities purchased under agreements to resell	24	24	3	(2)
Interest bearing deposits with banks	2,711	2,711	38	(31)
Held to Maturity securities	9,337	9,599	—	—
Net loans	47,276	48,120	660	(540)
Accrued interest receivable	536	536	5	(4)

Total foreign exchange sensitive assets	63,056	64,162	800	(654)

Liabilities
Total deposits	66,106	66,114	(881)	721
Securities sold under agreements to repurchase	3,587	3,587	(5)	4
Other borrowed funds	6	6	—	—
Long-term debt	2,385	2,215	(3)	3

Total foreign exchange sensitive liabilities	72,084	71,922	(891)	727

Total foreign exchange balance sheet sensitivity			(91)	73

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares (ADSs)

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares in the form of ADRs. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees Incurred in Past Annual Period and Fees to be Paid in the Future

        For the year ended December 31, 2015, we did not have any fee arrangements in place with the depository, and we did not receive any fees from the depository throughout this period.

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

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Bank's Shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for one (1) new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

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

        On May 10, 2014, the extraordinary General Meeting of the Bank's Shareholders approved the share capital increase by EUR 2,500 million by issuing 1,136,363,637 ordinary shares of a par value of EUR 0.30 per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on May 13, 2014. The subscription price was set at EUR 2.20 per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

        On May 12, 2014, the Board of Directors certified that EUR 2,500 million was covered in cash. From the amount of EUR 2,500 million, EUR 341 million was credited to the share capital while the remaining EUR 2,159 million less expenses was credited to the share premium account.

        On December 9, 2015 the Bank's Board of Directors confirmed that the total share capital increase forming part of the 2015 Recapitalization was partially covered, in accordance with art. 13a of Greek Company Law 2190/1920, i.e. it was covered by EUR 2,192,372,169.30 through the issuance of 7,307,907,231 new shares further to the LME Offers, International Offering, the Greek Public Offer and to the HFSF. As a result of the publication of Cabinet Act no 45/7.12.2015 all of the Bank's preference shares were mandatorily converted (in accordance with the relevant provisions of article 6a of the HFSF Law) to 1,603,700,987 common shares of the Bank. See Item 4.A., "History and Development of the Company—2015 Recapitalization" for the description of the 2015 recapitalization.

        As at December 31, 2015, the total paid-up share capital of the Bank amounted to EUR 2,744 million divided into 9,147,151,527 ordinary shares of a nominal value of EUR 0.30 each.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.
Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

        As of December 31, 2015, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2015 due to the material weaknesses described in Item 15 (b) below. Our efforts to remediate the material weaknesses are described in Item 15(d) below.

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

        The Group's ICFR is a process designed by, or under the supervision of, the Bank's principal executive officers and principal financial officer, or persons performing similar functions, and effected by the Bank's Board of Directors, Management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Group's ICFR includes those policies and procedures that:

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

        Management assessed the effectiveness of the Group's ICFR as of December 31, 2015, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, Management concluded that, as of December 31, 2015, the Group's ICFR was ineffective, due to the material weaknesses identified in its ICFR as noted below.

        A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis.

        Management identified the following material weaknesses in its ICFR relating to:

  (a)
  The financial statement closing process continues to produce significant deficiencies because the automation program for financial reporting is not yet fully operational and the Bank still relies, to a significant extent, on several complex manual processes to extract and process high volumes of information from the core banking systems in order to generate the U.S. GAAP financial statements. Several other deficiencies have been identified concerning review-type controls, controls related to disclosures as well as the data and information used in these controls that on aggregate contributed to the material weakness. Management has made efforts to improve internal controls at both the entity and process levels and continued to work towards the automation of the data extraction and reporting process with a new consolidation tool and a financial data warehouse, expected to be completed in 2016. However, given that these major automation projects are still in progress and the identification of other deficiencies, Management has determined that the remediation actions completed to date were not sufficient to fully remediate the material weakness as of December 31, 2015.

  (b)
  Significant deficiencies have been identified relating to (i) the process level controls supporting the assumptions used in the impairment assessment calculation for commercial loans, (ii) the methodology for estimating the allowance for loan losses, which does not prescribe in sufficient detail the specifications of the inputs and assumptions used and (iii) the design of controls over the timely identification of TDRs for consumer loans. Management has pursued process and control level enhancements to address the design and operational deficiencies in these processes as described in section (d) "Changes in Internal Control over Financial Reporting", however, further remediation actions are required to address the above significant deficiencies which on aggregate, contributed to a material weakness.

  (c)
  Significant deficiencies have been identified in the process of user account access management, specifically control deficiencies in relation to the monitoring of authorized generic administration accounts, whereby ownership of such accounts is not formally established and developers having access to the production environment and gaps in the periodic review of users' access rights, including completeness and timeliness of reviews and segregation of duties conflicts in the users' access rights. These significant deficiencies, on aggregate, contributed to the material weakness.

  (d)
  Significant deficiencies have been identified in the process of insurance liability reserves and the related non-interest income and expense accounts. Specifically, the procedures for the calculation of reserves, including assumptions used, are not sufficiently documented, and changes in those procedures including the underlying valuation methodology, are not properly reviewed or authorized. The actuarial report supporting the valuation methodology and valuation assumptions used was not timely prepared to enable timely completion of the review procedures. In addition, Management has determined that the controls have not been properly designed to ensure segregation of duties and appropriate review procedures for the tasks performed and general information technology controls have not been formally designed to support the new actuarial applications. These significant deficiencies, on aggregate, contributed to the material weakness.

The effectiveness of the Group's internal control over financial reporting as of December 31, 2015, has been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., the Group's independent registered public accounting firm as stated in their report appearing in section (c) below, which expressed an adverse opinion on the effectiveness of the Group's ICFR as of December 31, 2015.

Dated May 16, 2016

/s/ Leonidas Fragkiadakis Leonidas Fragkiadakis Chief Executive Officer
/s/ Paul Mylonas Paul Mylonas Deputy Chief Executive Officer
/s/ Ioannis Kyriakopoulos Ioannis Kyriakopoulos Group Chief Financial Officer

(c)  Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries

        We have audited the internal control over financial reporting of National Bank of Greece S.A. and its subsidiaries (the "Group") as of December 31, 2015 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Finansbank A.S. (a 99.81% subsidiary of the Group) with respect to its financial statements as of and for the year ended December 31, 2015, which statements, expressed in Turkish Lira ("TRY") and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), reflect total assets of TRY 87,951 million (EUR 27,666 million) as of December 31, 2015 and profit for the year of TRY 788 million (EUR 322 million) for the year then ended. The effectiveness of Finansbank A.S.'s internal control over financial reporting with respect to its IFRS financial statements was audited by other auditors whose report (which expressed an unqualified opinion on the effectiveness of Finansbank A.S.'s internal control over financial reporting) has been furnished to us, and our opinion, insofar as they relate to the effectiveness of Finansbank A.S.'s internal control over financial reporting with respect to its IFRS financial statements, are based solely on the report of the other auditors.

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

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

  (a)
  Controls related to the Financial Close Reporting Process were not designed and operating effectively

  (b)
  Controls related to the methodology and calculation used to estimate the allowance of loan loss were not designed and operating effectively

  (c)
  Controls related to application systems user access were not designed and operating effectively, specifically relating to formal processes on monitoring the generic administration accounts and periodic reviews of users' access rights across a number of systems.

  (d)
  Controls related to Management's methodology and calculation of the US GAAP Insurance Reserves were not designed and operating effectively.

        The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and this report does not affect our report on such consolidated financial statements.

        In our opinion, based on our audit and the report of the other auditors, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Group has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015, of the Group and our report dated May 16, 2016 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors and included an explanatory paragraph regarding the material uncertainties that could adversely affect the Group's going concern assumption as discussed in Note 3 and an explanatory paragraph relating to the translation of Euro amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 and that such U.S dollar amounts are presented solely for the convenience of the readers in the United States.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

May 16, 2016

Athens, Greece

Report of Independent Registered Public Accounting Firm

The Board of Directors of Finansbank A.Ş.

        We have audited Finansbank A.Ş. (the "Bank") and its subsidiaries (together the "Finansbank Group"), internal control over financial reporting in respect of its consolidated financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) ("COSO criteria"). Finansbank A.Ş's Management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Finansbank A.Ş's Management Assessment on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Finansbank Group's internal control over financial reporting based on our audit.

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

        In our opinion, Finansbank A.Ş. (the "Bank") and its subsidiaries (together the "Finansbank Group") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Finansbank Group at December 31, 2015, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the year then ended and notes thereto prepared in accordance with International Financial Reporting Standards and our report dated May 16, 2016 expressed an unqualified opinion thereon.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
A member firm of Ernst&Young Global Limited
İstanbul, Turkey

May 16, 2016

(d)  Changes in Internal Control over Financial Reporting

        Based on Management's assessment as of December 31, 2014, the Group's ICFR was ineffective due to certain material weaknesses. These material weaknesses related to the financial statement closing process and the loan loss allowance processes. Throughout 2015, the Bank continued the remediation actions in order to address the ICFR significant deficiencies that contributed to these material weaknesses. Our efforts to remediate the significant deficiencies that aggregated to the material weaknesses are described as follows:

  a.
  Management pursued process and control level enhancements to address deficiencies in the loan loss allowance process:

  i.
  Mitigating controls over the impairment assessment process of individually significant exposures have been improved, mainly by ensuring timely independent review of the impairment assessment of such individually significant exposures by the Credit Division. In addition, detailed guidance has been provided to Business Divisions focusing on sufficiency and appropriateness of supporting documentation for impairment assessment of individually significant exposures.

  ii.
  Management has allocated resources to and has eliminated delays in processing information required for calculating the allowance for loan losses for consumer and mortgage loans for which court settlement applications have been filed. Furthermore, review controls over the calculation of the allowance for loan losses for such loans, have been improved through automatic generation of reports from the Bank's systems to support the calculation of the allowance for these loans.

  iii.
  Additional process level controls have been introduced with emphasis on the review procedures as well as controls to ensure completeness and accuracy of the data used in the process. These controls include back-testing and analytical review in order to validate assumptions used in the allowance for loan losses for collectively assessed loans. In addition, control improvements addressed the timely identification of TDRs for consumer loans as of December 31, 2015.

  b.
  Management continued the implementation of the web-based consolidation software that supports Group-wide financial reporting data submission and consolidation with increased automation and enhanced automated controls. The new software is in the final stage of testing, involving parallel run with full year 2015 data. Full implementation is scheduled for the June 30, 2016 reporting period.

  c.
  Management continued its efforts to review key system-generated reports in terms of completeness and accuracy and redesigned new ones to address increasing financial and regulatory reporting requirements;

  d.
  Management hired and plans to continue to hire additional personnel with appropriate IFRS, U.S. GAAP and SOX knowledge and experience; and

  e.
  Management continued its formal training program to provide training to key finance personnel on U.S. GAAP and SEC requirements throughout 2015.

        While the above steps have been taken towards remediating the material weaknesses, Management has determined that as of December 31, 2015, the material weaknesses over the financial reporting and the loan impairment assessment processes remained. The remediation process will continue during 2016 and our plan includes going "live" with our financial reporting application and exploring further opportunities for both process and control level improvements in the ICFR.

        Other than those changes described above, during the year ended December 31, 2015, there have been no changes in our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Petros Sabatacakis, an independent non executive member of the Board of Directors, serves as the Audit Committee financial expert since 2010. On June 19, 2015 the Annual General Meeting of the Shareholders reappointed Mr. Sabatacakis as the Audit Committee financial expert until the date of the Annual General Meeting of 2016.

        Mr. Sabatacakis is independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Between 1999 and 2004, Mr. Sabatacakis was Chief Risk Manager for Citigroup Inc. During that time, he was responsible for all the financial services of the company's businesses as a member of the Management Committee and a member of the Citicorp Board. All credit, market, and operational risk activities of the Group reported to him. From 1992 to 1997, he was in charge of the financial services subsidiaries of the American International Group, its treasury operations as well as the market and credit risk activities. He was a member of the Executive Committee and a C.V. Starr partner. Prior to that, he was the Head of Global Treasury and Capital Markets at Chemical Bank (now JP Morgan Chase), which he joined in 1973 in Economic Research. Among his positions at Chemical Bank were oversight of the international branches, foreign exchange and securities trading and the management of its funding and investments division. In addition, he had the responsibility for the management of the corporation's overall interest rate risk and investment portfolios. Mr. Sabatacakis, who was born in Greece, earned three degrees from Columbia University: Bachelor of Science, Masters of Business Administration and a Doctor of Philosophy degree in Economics. He has been the chairman of Plan International and Child Reach (child sponsor non profit), a Trustee of Athens College in Greece, and a Director Emeritus of the Gennadius Library.

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

        The Code of Ethics was updated in 2015 and is available on the Bank's website www.nbg.gr (section: The Group/Corporate Governance/Regulations & Principles).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for each of the past two years ended December 31, 2014 and 2015. For Finansbank, our major subsidiary in Turkey, Ernst & Young was appointed as the independent public accountant for the years ended December 31, 2014 and 2015.

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

	Deloitte		Ernst & Young		Total
	Year ended December 31,		Year ended December 31,		Year ended December 31,
Fees by category	2014	2015	2014	2015	2014	2015
	(EUR in thousands)
Audit fees	5,382	5,638	562	820	5,944	6,458
Audit-related fees	1,844	1,274	274	288	2,118	1,562
Tax fees	328	236	8	7	336	243
All other fees	25	3	—	—	25	3

Total	7,579	7,151	844	1,115	8,423	8,266

Audit Fees

        Fees billed by Deloitte for audit services for the years ended December 31, 2014 and 2015 consisted primarily of the audit of the Group's IFRS and the integrated audit of its U.S. GAAP consolidated Financial Statements, including the audit for compliance with the section 404 of Sarbanes Oxley Act, the audit of subsidiaries' statutory Financial Statements, and the tax compliance audits of the Bank and its subsidiaries.

        Fees billed by Ernst & Young for audit services for the years ended December 31, 2014 and 2015 consisted primarily of the statutory and IFRS audit of the Financial Statements of Finansbank and its subsidiaries, including the audit for compliance with the section 404 of Sarbanes Oxley Act, and the tax compliance audits of Finansbank and its subsidiaries.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2014 and 2015 consisted primarily of comfort letter fees, other audit and attest services and system and application control reviews provided either repeatedly or on ad-hoc basis.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2014 and 2015 consisted primarily of tax advisory, tax planning services and preparation of tax returns.

Other Fees

        In 2014 and 2015, other audit fees related to various advisory services.

        The Audit Committee has implemented a policy as at May 6, 2003 to approve, on a case by case basis, all audit related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee has adopted pre approval guidelines for all allowable non audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of EUR 20 thousand. These services may be approved by the Group Chief Financial Officer or its delegate and the Audit Committee is notified at the next Audit Committee meeting. All other allowable audit and non audit services to be offered by the Group's statutory auditors are approved, on a case by case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes Oxley Act of 2002.

        "Audit related fees" and "Tax fees" constituted 25.1% and 4.0%, respectively, of total fees paid to Deloitte and Ernst & Young in 2014, and 18.9% and 3.0%, respectively, of total fees paid to Deloitte and Ernst & Young in 2015.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Mr Charalampos Makkas, who is a member of the Audit Committee, is relying on the exemption available under Rule 10A 3(b)(iv)(E), as he is a representative of the HFSF, which is an affiliate to the Bank.

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

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2015 amounted to 67,825,104 shares and (65,824,717) shares respectively. Therefore, the balance of as at December 31, 2015 of own shares amounted to 2,001,463 shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        NBG Corporate Governance Practices follow the Requirements imposed by the laws and regulations of the Hellenic Republic. Striving to raise corporate governance standards to global best practices, NBG has adopted a Corporate Governance Code which is currently similar to NYSE listing standards. However, the Bank's corporate governance and board composition has also been directly impacted by the re-capitalization processes that the Bank, like other Greek banks, went through as a result of the financial and Eurozone crises. In terms of actual practice, the most significant differences that still remain between the Bank's Corporate Governance practices and those followed by U.S. based companies under the NYSE listing standards are currently the following:

  •
  NBG's Board of Directors is currently composed of three executive members and eight non-executive members, out of which three are independent directors in accordance with NYSE listing requirements. One non-executive member is the representative of the Greek government, as per the Greek Law 3723/2008, and another one is the representative of the HFSF, as per HFSF Law. The criteria used by the General Meeting of the Shareholders to determine formal director independence are set out in the NBG Corporate Governance Code and are very close but not identical to the independence criteria of the NYSE listing requirements.

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

        For more information on the Bank's Corporate Governance Practices see Item 6, "Directors, Senior Management and Employees".

ITEM 16 H    MINE SAFETY DISCLOSURE

        Not applicable.

 PART III

ITEM 17    FINANCIAL STATEMENTS

        See Item 18 "Financial Statements".

ITEM 18    FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from December 2015.
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
4.1	Share Sale and Purchase Agreement between National Bank of Greece S.A. and Qatar National Bank S.A.Q. dated December 21, 2015*¥.
4.2	Bond Issuance Programme of Contingently Convertible Securities, dated December 9, 2015.
8	Subsidiaries of the Bank.
12.1	Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Portions of the Share Sale and Purchase Agreement have been omitted pursuant to a confidential treatment request. This information has been filed separately with the Securities and Exchange Commission.

¥
Schedules to the Share Sale and Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for this filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ LEONIDAS FRAGKIADAKIS Leonidas Fragkiadakis Chief Executive Officer

Date: May 16, 2016

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as at
December 31, 2014 and 2015 and for the
years ended December 31, 2013, 2014 and
2015 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and its subsidiaries (the "Group") as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Finansbank A.S. (a 99.81% subsidiary of the Group) as of and for the years ended December 31, 2015 and 2014, which statements reflect total assets of TRY 87,951 million (EUR 27,666 million) as of December 31, 2015 (2014—TRY 76,892 million (EUR 27,151 million)) and profit for the year of TRY 788 million (EUR 322 million) for the year then ended (2014—TRY 950 million (EUR 328 million)). Those statements expressed in Turkish Lira ("TRY") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank A.S., on the basis of IFRS and expressed in Turkish Lira, as of and for the years ended December 31, 2015 and 2014, is based on the report of the other auditors. We have applied auditing procedures on the conversion adjustments to the financial statements of Finansbank A.S., which conform those financial statements to accounting principles generally accepted in the United States of America and Euro amounts.

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

        In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of National Bank of Greece S.A. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, referring to material uncertainties associated with the current economic conditions in Greece and the ongoing developments that may affect the Group's access to certain liquidity facilities and could adversely affect its going concern assumption. Management's plans concerning these matters are also discussed in Note 3 to the consolidated financial statements.

        Our audits also comprehended the translation of the Euro amounts into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013)

issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2016 expressed an adverse opinion on the Group's internal control over financial reporting based on our audit and the report of the other auditors.

/s/ Deloitte Hadjipavlou Sofianos & Cambanis S.A.

May 16, 2016

Athens, Greece

 Report of Independent Registered Public Accounting Firm

To the Board of Directors of Finansbank A.Ş.

        We have audited the consolidated statement of financial position of Finansbank A.Ş. (a 99.81% owned subsidiary of National Bank of Greece S.A.) as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows and notes thereto for the years ended December 31, 2015 and 2014 prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. These consolidated financial statements reflect total assets of TL 87,951 million (2014—TL 76,892 million) and shareholders' equity of TL 10,726 million (2014—TL 9,918 million) as of December 31, 2015, respectively, and profit for the year of TL 788 million for the year then ended (2014—TL 950 million). These consolidated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finansbank A.Ş. and its subsidiaries at December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Finansbank A.Ş.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria) and our report dated May 16, 2016 expressed an unqualified opinion thereon.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
A member firm of Ernst &Young Global Limited
İstanbul, Turkey

May 16, 2016

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2014	2015	2015
		(EUR in millions)		(USD in millions) (Note 2)
		Restated
ASSETS
Cash and due from banks	5	2,107	1,436	1,643
Deposits with Central Bank	6	1,065	1,059	1,212
Securities purchased under agreements to resell	7	24	10	11
Interest bearing deposits with banks	8	2,711	2,432	2,783
Trading assets	9	2,386	2,484	2,842
Derivative assets	10	4,796	3,895	4,457
Available-for-sale securities	11	3,319	6,227	7,125
Held-to-maturity securities	11	9,337	9,292	10,632
Equity method investments	12	80	36	41
Loans	13	56,068	54,996	62,924
Less: Allowance for loan losses		(8,792)	(11,775)	(13,473)

Net loans		47,276	43,221	49,451
Goodwill	14	264	10	11
Software and other intangibles	14	163	145	166
Premises and equipment	15	1,623	1,433	1,640
Accrued interest receivable		536	476	545
Other assets (include EUR 316 million and EUR 307 million at December 31, 2014 and 2015, respectively, measured at fair value)	16	3,188	3,017	3,452
Long-lived assets held for sale	17	29,286	24,759	28,328

TOTAL ASSETS		108,161	99,932	114,339

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits (include EUR 16 million and EUR 2 million at December 31, 2014 and 2015, respectively, measured at fair value)	20	64,561	65,905	75,406
Non-interest bearing deposits	20	1,545	1,659	1,898

Total deposits	20	66,106	67,564	77,304
Securities sold under agreements to repurchase	21	3,587	101	116
Derivative liabilities	10	5,699	4,641	5,310
Other borrowed funds		6	3	3
Accounts payable, accrued expenses and other liabilities (includes EUR 4 million and NIL at December 31, 2014 and 2015, respectively, measured at fair value)	22	2,974	2,573	2,944
Insurance reserves	23	2,248	2,094	2,396
Long-term debt (includes EUR 872 million and EUR 826 million at December 31, 2014 and 2015, respectively, measured at fair value)	24	2,385	1,596	1,826
Contingently convertible debt	25	—	2,040	2,334
Liabilities directly associated with long-lived assets held-for-sale	17	22,719	23,650	27,060

Total liabilities		105,724	104,262	119,293

PERMANENT EQUITY:
NBG shareholders' equity
Preferred stock (12,639,831 shares of par value EUR 0.30 each at December 31, 2014 and NIL at December 31, 2015 and 270,000,000 shares of par value EUR 5.00 each at December 31, 2014 and NIL at December 31, 2015)	33	1,354	—	—
Common stock, par value of EUR 0.30 (shares authorized, issued and outstanding: 3,533,149,631 and 9,147,151,527 at December 31, 2014 and 2015 respectively)	33	1,060	2,744	3,140
Additional paid-in capital	33	19,918	21,740	24,874
Accumulated surplus / (deficit)		(17,387)	(25,851)	(29,578)
Accumulated other comprehensive loss	42	(2,547)	(2,994)	(3,426)
Treasury stock, at cost (1,076 and 2,001,463 shares at December 31, 2014 and 2015 respectively)		—	(1)	(1)

Total NBG shareholders' equity / accumulated deficit		2,398	(4,362)	(4,991)

Non-controlling interest		39	32	37

Total permanent equity / accumulated deficit		2,437	(4,330)	(4,954)

TOTAL LIABILITIES AND EQUITY		108,161	99,932	114,339

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2013	2014	2015	2015
		(EUR in millions)			(USD in millions) (Note 2)
Interest Income:
Loans		2,357	2,176	1,938	2,217
Securities available-for-sale		204	193	134	153
Securities held-to-maturity		95	116	93	106
Trading assets		117	63	66	76
Securities purchased under agreements to resell		3	1	1	1
Interest-bearing deposits with banks		17	10	7	8
Other		31	21	17	19

Total interest income		2,824	2,580	2,256	2,580

Interest Expense:
Deposits		(1,219)	(856)	(645)	(738)
Securities sold under agreements to repurchase		(18)	(21)	(2)	(2)
Other borrowed funds		—	—	(1)	(1)
Long-term debt		(18)	(48)	(59)	(68)
Other		(7)	(54)	(53)	(61)

Total interest expense		(1,262)	(979)	(760)	(870)

Net interest income before provision for loan losses		1,562	1,601	1,496	1,710
Provision for loan losses	13	(633)	(1,835)	(3,298)	(3,773)

Net interest income/(loss) after provision for loan losses		929	(234)	(1,802)	(2,063)

Non-interest income /(loss):
Credit card fees		40	39	48	55
Service charges on deposit accounts		28	29	26	30
Other fees and commissions	27	311	312	274	314
Net trading gain/(loss)	28	114	(1,091)	215	246
Equity in earnings of investees and realized gains/(losses) on disposal of equity method investments	12	10	8	5	6
Other non-interest income	29	791	673	606	693

Total non-interest income / (loss) excluding gains / (losses) on investment securities		1,294	(30)	1,174	1,344

Net realized gains/(losses) on sales of available-for-sale securities	11	189	96	2	2
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)		(286)	(6)	(36)	(41)

Net gains / (losses) on available for sale and held to maturity securities		(97)	90	(34)	(39)

Total non-interest income / (loss)		1,197	60	1,140	1,305

Non-interest expense:
Salaries		(781)	(686)	(676)	(773)
Employee benefits		(347)	(132)	(130)	(149)
Occupancy expenses		(57)	(54)	(53)	(61)
Equipment expenses		(39)	(42)	(40)	(46)
Depreciation of premises and equipment		(69)	(67)	(65)	(74)
Amortization of intangible assets		(58)	(53)	(59)	(68)
Impairment of goodwill		(9)	(58)	(221)	(253)
Deposit insurance premium		(65)	(64)	(106)	(121)
Other non-interest expense	30	(1,260)	(1,249)	(1,290)	(1,476)

Total non-interest expense		(2,685)	(2,405)	(2,640)	(3,021)

Income / (loss) before income tax		(559)	(2,579)	(3,302)	(3,779)
Income tax expense	31	(20)	(63)	(42)	(48)

Income / (loss) from continuing operations		(579)	(2,642)	(3,344)	(3,827)

Income / (loss) from discontinuing operations	17	648	169	(5,123)	(5,862)

Net income / (loss)		69	(2,473)	(8,467)	(9,689)

Less: Net income attributable to the non-controlling interest		(32)	(4)	3	3

NET INCOME / (LOSS) attributable to NBG shareholders		37	(2,477)	(8,464)	(9,686)

Earnings / (loss) per share
Basic and diluted EPS from continuing operations	35	(6.24)	(12.67)	(2.89)	(3.31)
Basic and diluted EPS from continuing and discontinued operations	35	0.40	(11.90)	(9.41)	(10.77)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2013	2014	2015	2015
		(EUR in millions)			(USD in millions) (Note 2)
Net income / (loss)		69	(2,473)	(8,467)	(9,689)
Other comprehensive income / (loss) net of tax:
Foreign currency translation adjustments		(1,326)	239	(604)	(691)
Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR (4) million in 2013, EUR (15) million in 2014 and EUR 27 million in 2015)		(6)	11	108	124
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR (38) million in 2013, EUR (28) million in 2014 and EUR (4) million in 2015)		(212)	(95)	(9)	(10)
Less: Reclassification adjustment for other-than-temporary impairment of available-for-sale securities (net of tax benefit of EUR 49 million in 2013, EUR 1 million in 2014 and EUR 10 million in 2015)		146	4	26	30

Total net (losses)/gains on available-for-sale securities		(72)	(80)	125	144

Pension (liability)/asset (net of tax expense/(benefit) of EUR 3 million in 2013, EUR (6) million in 2014 and EUR 6 million in 2015)		36	(43)	31	35

Total other comprehensive income / (loss), net of tax		(1,362)	116	(448)	(512)

Comprehensive loss		(1,293)	(2,357)	(8,915)	(10,201)

Less: Comprehensive income attributable to the non-controlling interest		17	(13)	(4)	(5)
Comprehensive loss attributable to NBG shareholders		(1,276)	(2,370)	(8,919)	(10,206)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2013	2014	2015	2015
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Common Stock:
Balance at beginning of year (956,090,482 of par value EUR 5.00 each at 2013, 2,396,785,994 at 2014 of par value EUR 0.30 each and 3,533,149,631 at 2015 of par value EUR 0.30 each)		4,780	719	1,060	1,213
Reduction of par value of the shares from EUR 5.00 to EUR 1.00 per share		(3,824)	—	—	—
Issuance of 270,510,718 shares of par value EUR 1.00 through a non-rights issue	33	271	—	—	—
Reverse split of the common stock at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share and reduction of the par value of the shares from EUR 10.00 per share to EUR 0.30 per share	33	(1,190)	—	—	—
Reverse split of the common stock at a ratio of 15 existing shares of EUR 0.30 per share to be exchanged for 1 new share of EUR 4.50 per share and reduction of the par value of the shares from EUR 4.50 per share to EUR 0.30 per share	33	—	—	(989)	(1,131)
Issuance of 2,274,125,874 shares of par value EUR 0.30 in 2013 through a rights issue, 1,136,363,637 shares of par value EUR 0.30 in 2014, and 7,307,907,231 shares of par value EUR 0.30 in 2015 through a non-rights issue	33	682	341	2,192	2,508
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30	33	—	—	481	550

Balance at end of year (2,396,785,994 shares at 2013 of par value EUR 0.30 each and 3,533,149,631 shares at 2014 of par value EUR 0.30 each and 9,147,151,527 shares at 2015 of par value EUR 0.30 each)		719	1,060	2,744	3,140

Preferred stock
Balance at beginning of year (25,000,000 shares of par value EUR 0.30 each at 2013 and 12,639,831 shares of par value EUR 0.30 each at 2014 and 2015 and 270,000,000 shares of par value EUR 5.00 each at 2013, 2014 and 2015)		1,358	1,354	1,354	1,549
Purchase of the 12,360,169 preference shares		(4)	—	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30	33	—	—	(1,354)	(1,549)

Balance at end of year (12,639,831 shares of par value EUR 0.30 each at 2013 and 2014 and NIL at 2015 and 270,000,000 shares of par value EUR 5.00 each at 2013 and 2014 and NIL at 2015)		1,354	1,354	—	—

Additional Paid-in Capital:
Balance at beginning of year		4,079	17,859	19,918	22,789
Issuance of 270,510,718 shares through a non-rights issue		2	—	—	—
Issuance of 2,274,125,874 shares in 2013 and 1,136,363,637 shares in 2014, through a rights issue and a non-rights issue respectively.	33	9,074	2,159	—	—
Issue costs for the issuance of 270,510,718 and 2,274,125,874 shares in 2013, net of tax		(176)	—	—	—
Reduction of par value per share		5,014	—	989	1,131
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30		—	—	873	999
Repurchase of 12,360,169 preference shares		(135)	—	—	—
Gain / (Loss) on sales of treasury stock (net of tax (expense)/benefit		—	1	—	—
Issue costs net of tax in 2014 from the issuance of 1,136,363,637 shares		—	(55)	—	—
Issue costs net of tax in 2015 from the issuance of 8,911,608,218 shares		—	—	(44)	(50)
Purchase of subsidiaries shares from non-controlling interest	4	1	(46)	4	5

Balance at end of year		17,859	19,918	21,740	24,874

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2013	2014	2015	2015
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Accumulated Surplus/(deficit):
Balance at beginning of year		(15,037)	(15,007)	(17,387)	(19,894)
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	33	(7)	97	—	—
Net income /(loss) attributable to NBG shareholders		37	(2,477)	(8,464)	(9,684)

Balance at end of year		(15,007)	(17,387)	(25,851)	(29,578)

Accumulated Other Comprehensive Income/ (Loss)—net of tax:	42
Balance at beginning of year		(1,283)	(2,596)	(2,547)	(2,914)
Net change in fair value of securities available-for-sale		(64)	(82)	125	143
Foreign currency translation adjustments		(1,285)	233	(603)	(690)
Pension liability		36	(43)	31	35
Acquistion and disposal of subsidiaries shares from / to non-controlling interest		—	(59)	—	—

Balance at end of year		(2,596)	(2,547)	(2,994)	(3,426)

Treasury Stock, at Cost:
Balance at beginning of year (1,076, 397,655 and 1,076 shares at 2013, 2014 and 2015 respectively)		—	(2)	—	—
Sale of treasury stock (9,770,521, 33,095,326 and 65,824,717 shares during 2013, 2014 and 2015 respectively)		45	83	66	76
Purchase of treasury stock (10,167,100, 32,698,747 and 67,825,104 shares during 2013, 2014 and 2015 respectively)		(47)	(81)	(67)	(77)

Balance at end of year (397,655, 1,076 and 2,001,463 shares at 2013, 2014 and 2015 respectively)		(2)	—	(1)	(1)

Total NBG shareholders' equity		2,327	2,398	(4,362)	(4,991)

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		54	39	39	45
Net income/(loss)		(1)	(2)	(3)	(3)
Foreign currency translation adjustments		(2)	—	(1)	(1)
Changes of non-controlling interest due to acquisitions, establishments, capital contributions and changes in subsidiaries shareholding		(12)	2	(3)	(4)

Balance at end of year		39	39	32	37

Total permanent equity		2,366	2,437	(4,330)	(4,954)

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		257	250	—	—
Net income		33	6	—	—
Net change in fair value of securities available-for-sale		(8)	2	—	—
Foreign currency translation adjustments		(39)	6	—	—
Redemption of redeemable NCI		—	(167)	—	—
Changes in the redemption amount of redeemable NCI		7	(97)	—	—

Balance at end of year		250	—	—	—

Total temporary equity		250	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2013	2014	2015	2015
	(EUR in millions)			(USD in millions) (Note 2)
Cash flows from Operating Activities:
Net income / (loss)	69	(2,473)	(8,467)	(9,689)
Adjustments to reconcile net income / (loss) to net cash provided by/(used in) operating activities:
Provision for loan losses	969	2,172	3,688	4,220
Net (gain)/loss on sale of premises and foreclosed assets	—	2	(64)	(73)
Net realized (gain) / loss on sales of available-for-sale securities	(250)	(123)	(17)	(19)
Other Than Temporary Impairment of AFS and HTM securities	285	6	36	41
Equity in earnings of equity method investees	1	(8)	11	13
Depreciation of premises and equipment	111	114	106	121
Amortization of software and other intangibles	100	84	192	220
Impairment of goodwill	9	58	1,983	2,269
Impairment of equity method investments	5	—	22	25
Pension liability	220	32	36	41
Provision for deferred income taxes	(34)	28	(35)	(40)
Net (gain) / loss from changes in the fair value of financial instruments designated at fair value	217	63	(41)	(47)
Gain on debt extinguishment	—	—	(27)	(31)
Gain from bargain purchase on business combination	(208)	(3)	—	—
Interest on financing obligation from sale of real estate	—	48	37	42
Impairment of assets classified as held for sale			3,619	4,141
Other non cash items including provisions for contingencies and impairment of other assets	(39)	245	341	390
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets marked-to-market through the profit and loss	658	1,387	(635)	(727)
Accrued interest receivable	(86)	2	37	42
Other assets	(334)	157	(204)	(233)
Accounts payable, accrued expenses and other liabilities	(614)	171	(331)	(379)
Insurance reserves	(13)	(256)	(154)	(176)

Cash flows provided by/(used in) operating activities	1,066	1,706	133	151
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(7,622)	(4,828)	(3,384)	(3,872)
Sales proceeds	5,192	2,517	1,181	1,351
Maturities, prepayments and calls	2,534	3,956	2,303	2,635
Activities in held-to-maturity securities:
Purchases	(983)	(1,112)	(449)	(514)
Maturities, prepayments and calls	604	916	540	618
Acquisition of subsidiaries	561	(54)	—	—
Disposal of subsidiaries	19	—	—	—
Purchases of premises and equipment and intagibles	(200)	(849)	(316)	(362)
Proceeds from sales of premises and equipment and intagibles	2	12	104	119
Disposals/(acquisitions) of equity investments	—	16	(1)	(1)
Net cash provided by (used in):
Deposits with central bank	(525)	(129)	(4)	(5)
Loan origination and principal collections	3,630	(2,114)	118	135
Securities purchased under agreements to resell	795	(56)	85	97
Interest bearing deposits with banks	(340)	556	252	288

Cash flows provided by / (used in) investing activities	3,667	(1,169)	429	489

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2013	2014	2015	2015
	(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	480	3,225	1,195	1,367
Principal repayments and retirements of long-term debt	(274)	(1,963)	(1,034)	(1,183)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 239 million in 2013, EUR 74 million in 2014 and EUR 32 million in 2015)	840	2,426	1,421	1,626
Repurchase of preference shares	(119)	—	—	—
Purchases of treasury stock	(47)	(81)	(67)	(77)
Proceeds from sales of treasury stock	45	84	66	76
Acquisition of and increase of controlling interest in subsidiary companies	(8)	(278)	—	—
Sale of Real Estate accounted for as financing obligation	544	43	(74)	(85)
Disposal of subsidiary shareholding without loss of control	—	—	1	1
Net cash provided by/(used in):
Deposits	(9,925)	(4,084)	2,219	2,539
Securities sold under agreements to repurchase	3,629	316	(3,488)	(3,991)
Other borrowed funds	15	509	(1,291)	(1,477)

Cash flows provided by /(used in) financing activities	(4,820)	197	(1,052)	(1,204)
Effect of exchange rate change on cash and due from banks	(102)	25	(68)	(77)
Net increase/(decrease) in cash and due from banks	(189)	759	(558)	(641)
Cash and due from banks at beginning of year	2,157	1,968	2,727	3,120

Cash and due from banks at end of year	1,968	2,727	2,169	2,479
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	203	139	255	292
Interest	2,101	1,910	1,955	2,237
Supplemental schedule of non cash investing and financing activities:
Share capital increase of EUR 271 million through share exchange (see Note 33)	271	—	—	—
Share capital increase of EUR 9,756 million out of which EUR 8,677 million through subscription in kind (see Note 33)	8,677	—	—	—
Acquisition of business (see Note 4)	462	—	—	—
Common share capital increase of EUR 2,673 million out of which EUR 676 million through subscription in kind (see Note 33)	—	—	676	773
Common share capital increase of EUR 2,673 million out of which EUR 64 million through mandatory conversion of long term debt securities (see Note 33)	—	—	64	73
Common share capital increase of EUR 2,673 million out of which EUR 481 million through conversion of preference shares (see Note 33)	—	—	481	550
Contribution by HFSF of bonds issued by ESM in return for the convertible securities issued by the Bank (see Note 33)			2,029	2,322

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

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as at December 31, 2015, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Friday, April 29, 2016 which was EUR 0.8740 to USD 1.00 (EUR 0.9185 to USD 1.00 on December 31, 2015).

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

        The accounting records of the Group are maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Code for the Tax Recording of Transactions in accordance with Greek Law 4308/2014 and the Bank of Greece regulations (collectively, Greek GAAP), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments are made, for financial reporting purposes, in order to comply with U.S. GAAP.

        The Group's consolidated income statement for the twelve month period ended December 31, 2015 has been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank in accordance with ASC 205-20 "Discontinued Operations". The comparative income statements for the years 2014 and 2013 have been restated accordingly. Group's consolidated balance sheet for the twelve month period ended December 31, 2014 has also been restated for discontinued operations i.e. Finansbank A.S. Long lived assets held for sale and the liabilities directly associated with long lived assets in the balance sheet for the year 2015, comprise Finansbank A.S., the Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A. as follows:

  •
  Finansbank A.S.: On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank (the "Finansbank Transaction"). On

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    December 21, 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the transaction, which is also in line with the relevant commitment included in the Restructuring Plan approved by the Directorate General for the Competition of the European Commission ("DG-Comp") on December 4, 2015 ("Revised Restructuring Plan"). The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations", it represents a strategic shift that has a major effect on the Group's operations and financial results.

  •
  NBGI Private Equity Funds: On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100,0% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan. Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in the Private Equity Funds qualifies to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

  •
  Astir Palas Vouliagmenis S.A.: On February 10, 2014 Jermyn Street Real Estate Fund IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement (the "Astir SPA") was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ("HRADF") in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the "Plan") in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    context of existing competitive process, applying the relevant provisions of the Astir SPA. The relevant Consultation Period (as per the current Astir SPA terms) began on May 11, 2015 and was extended to December 31, 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the Astir SPA dated December 31, 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non-current assets held for sale in accordance with ASC 360 10 45 11 "Long Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

  Going concern

Liquidity

        During the first half of 2015, as a result of the negotiations between the new Greek government and the European Commission, the European Central Bank ("ECB") and International Monetary Fund ("IMF") (collectively the "Institutions") towards reaching a permanent agreement regarding Hellenic Republic's financing needs, the uncertainty regarding the financing needs of the Hellenic Republic increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and July 2015 of EUR 52.7 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance ("ELA") to above EUR 125.3 billion in July 2015 from EUR 56.0 billion in December 2014, although such funding obligations declined to EUR 107.5 billion in December 2015.

        In part as a response to the substantial contraction in deposits, on June 28, 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until July 19, 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of 60 Euros from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of 420 Euros per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

        During the first half of 2015, the structure of the Bank's liquidity position has changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of EUR 8.4 billion, as well as the cancellation of about EUR 3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank's counterbalancing capacity. Furthermore, in February 2015, ECB lifted the waiver on

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accepting notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA. In the height of the liquidity crisis, on June 29, 2015 due to the termination of the negotiations and ECB's decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on July 7, 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank's buffer for ELA refinancing. As a result of the above developments, the Bank's Eurosystem funding increased in the first half of 2015 by EUR 13.3 billion and reached EUR 27.6 billion as at June 30, 2015. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around EUR 5.5 billion, in order to cover further outflows.

        During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by about EUR 3.5 billion and ELA funding decreased by about EUR 6.1 billion. The main driver for these developments was the Bank's successful share capital increase that was completed in December 2015. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collateral by receiving an amount of EUR 2.7 billion of ESM bonds, under the relevant subscription agreement. Additionally, the Bank further reduced its liabilities through the LME, by replacing all of its long-term debt, except for the covered bonds, with equity. Finally, the Bank's liquidity profile was further strengthened by a moderate increase of about EUR 1 billion in its customer deposits and by further deleveraging. In this context, on December 31, 2015, the ECB funding stood at EUR 12.5 billion, while ELA funding was EUR 11.5 billion, amounting to a total exposure to the Eurosystem of EUR 24.0 billion, whereas the Bank's liquidity buffer stood at EUR 8.4 billion (cash value), of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 8.3 billion was collateral that could be posted in order to draw liquidity from ELA. Total Eurosystem funding amounted to EUR 14.2 billion at December 31, 2014, EUR 20.7 billion at December 31, 2013 and EUR 34.7 billion at June 30, 2012, when it reached the highest amount. Furthermore, as of May 4, 2016, Eurosystem funding has decreased to EUR 22.1 billion, of which EUR 11.1 billion through ELA, while additional financial assets of an estimated cash value EUR 6.2 billion (cash value) were available for further liquidity. In addition, if the Greek government decides to lift the capital controls, deposit outflows could have a material impact on our deposit base and on the amount of our ECB and ELA eligible collateral, which could have a material adverse impact on our liquidity and our ability to access Eurosystem funding in the future, which may in turn threaten our ability to continue as a going concern.

Macroeconomic developments

        In view of the severe economic and financial disturbance that appeared to threaten the participation of the country to the European Monetary Union ("EMU") and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 with a view to restore confidence and enable the return of the economy to sustainable growth, and safeguarding the country's financial stability. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM.

        Indeed, on August 19, 2015—and following the Eurogroup Statement of August 14, 2015—the Board of Governors of the ESM approved the proposal for a Financial Assistance Facility Agreement ("FFA") with Greece, as well as adopted a Memorandum of Understanding ("MoU") with Greece. On

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

August 20, 2015, the first sub-tranche of EUR 13 billion of the new Program (the "Program") was disbursed for covering budget financing and debt servicing needs of the Hellenic Republic, EUR 10 billion in ESM notes, have been made immediately available for bank recapitalization and resolution purposes. Following the agreement and legislation of two additional sets of prior actions, the Greek government received another EUR 3 billion related to the first Program installment, in two sub-tranches in November and December 2015. This funding has been used to cover external debt servicing needs and contributed to a normalization of government spending and to the clearance of about EUR 0.5 billion of Government arrears to the domestic private sector (Source: ESM, December 2015 and Ministry of Finance).

        The above developments resulted in the upgrade of Greek sovereign debt by the main rating agencies: S&P raised their rating by two notches to 'CCC+' on July 21, 2015, while Fitch upgraded Greek debt by one notch to 'CCC', on August 18, 2015. On September 25, 2015, Moody's maintained Greece's sovereign rating at 'Caa3' but changed the outlook to stable from negative as it had placed the country's rating on review for further downgrade since July 1, 2015. Finally, S&P Ratings upgraded Greek debt by one notch to 'B–' on January 22, 2016 with a stable outlook, referring to the milder than expected recession and progress made in fiscal and reform targets of the Program as the key determinants of its rating decision (Source: Bloomberg).

        As regards, developments in the Greek sovereign bond yields, the intensifying international headwinds since end-2015 and the delayed completion of the pending first review of the Program in late-2015 and early 2016 pushed the yields on Greek 10-year sovereign bond yields higher in January-February 2016 (by 143 bps to 10.4% on average, in February 2016), following a steady decline between July 2015 and December 2015 (a cumulative fall in 10-year Greek government bond yields of 520 bps) (Source: Bloomberg database).

Capital adequacy

        The Group's Common Equity Tier 1 ("CET1") ratio at December 31, 2015 increased to 14.5% (see Note 36). Furthermore, on November 13, 2015 the ECB approved the Bank's Capital Plan targeted to address the Bank's capital shortfall under both the Baseline and the Adverse scenarios of the ECB's 2015 Comprehensive Assessment, as announced on October 31, 2015 (see Note 36). Part of the Capital Plan was the share capital increase completed in December 2015.

Going concern conclusion

        Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) agreement reached between the Institutions and the Hellenic Republic in July/August 2015, (c) the Bank's and the Group's CET1 ratio of December 31, 2015 and (d) the expected positive impact on the Bank's and the Group's CET1 ratio from the remaining actions included in the Capital Plan, and in particular the completion of the disposal of Finansbank, expected by June 30, 2016.

        Nevertheless, any significant deterioration of the economic environment due to, for example, adverse developments in the completion of the first review of the Program for the financing of the Hellenic Republic, could have a negative impact on the Bank, including its ability to raise funding through ELA, which may adversely affect the Group's and the Bank's ability to continue as a going concern.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The resolution of these material uncertainties depend, among other factors, on the successful completion of the first review of the Program, a solution for the financing needs of the Greek government, and the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem, which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

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

        Statement of cash flows—For the purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of the amounts included in the balance sheet line item "Cash and due from banks" and line item "Cash and due from banks" of discontinued operations and long-lived assets held for sale (see Note 17).

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

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as either hedging or as a freestanding derivative instrument. At December 31, 2014 and 2015 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading gain/(loss).

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

  (ii)
  Unsecured consumer, credit card and Small Business Lending ("SBL") exposures may not be written-off for accounting purposes even after a period of at least five years after the agreement is terminated.

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

        Individually significant exposures are considered those which, if impaired would have a material impact on profit. Specifically, individually significant exposures are those customer exposures that, for each NBG Group entity, exceed the lower of 0.1% of the entity's statutory equity and EUR 750,000.

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

        Coefficient analysis:    Most non-significant commercial loans are subject to coefficient analysis. A coefficient analysis is performed on commercial loans, for which no specific allowance is calculated, as described above and the related allowance is calculated using internal credit rating model. Individual loans are classified by the rating model into 21 risk categories, as described in the Corporate Credit Policy document. The rating class stems from the model algorithm taking into account both quantitative and qualitative factors like industry sector, payment history (including delinquency), capital structure etc. Each individual corporate customer is re-assessed at least once a year (and more frequently if necessary) and its rating may change based on the customer's financial position and prospects, qualitative criteria and current market conditions. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded. Our coefficient analysis for the commercial portfolio uses historical data to estimate the default rate assigned to each credit rating. Our rating model was first launched in the beginning of 2007. It was optimized for its use in Greece and validated and calibrated by an internationally recognized and independent advisor. Since then, it is monitored regularly by our Group Risk Management Division, following the Basel II guidelines on monitoring of rating models. The accuracy statistics has shown a slight deterioration in the predictive ability but still the model performs well within the accepted limits, so no change in criteria and weights was necessary. Loss rates are estimated at least annually as at the reporting date.

        Homogeneous analysis:    The allowance on certain homogeneous loan portfolios, which generally consist of mortgage loans, credit cards and other consumer loans in the consumer loans portfolio segment, and certain non-significant commercial loans is based on the valuation of aggregated portfolios of homogeneous loans, generally by loan type, products.

        Loss forecast models are utilized for portfolios of homogeneous loans which consider a variety of factors including, but not limited to, historical loss experience, defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. In addition, in calculating our homogeneous allowances for loan losses we consider the current economic conditions and trends and changes in lending policies and procedures (see Note 13). The period analyzed for the estimation of the loss rates takes into consideration the long recovery periods historically observed in Greece, and is seven years for credit cards and consumer loans and over twelve years for mortgage loans. These longer recovery periods follow from Greek legislation and judicial system, as well as business practices.

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

        The Group, under certain government-sponsored loan guarantee programs, can extend mortgage loans to borrowers with a guarantee that entitles the Group to recover all or a portion of the unpaid principal balance from the government if the borrower defaults. A mortgage loan is derecognized and a separate other receivable is recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure. (2) At the time of foreclosure, the Group has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the Group has the ability to recover under that claim and (3) At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable is measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.

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

        Particularly, a disposal of a component of the Group or a group of components of the Group is reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Group's operations and financial results when any of the following occurs:

  1.
  The component of the Group or group of components of the Group meets the criteria for classification as held for sale.

  2.
  The component of the Group or group of components of the Group is disposed of by sale.

  3.
  The component of the Group or group of components of the Group is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff)

        Discontinued operations are presented on the face of the consolidated statement of income and comprehensive income.

Dividend policy

Current provisions applying to the bank under the Hellenic Republic Support plan and the HFSF recapitalization framework

        Under Greek Law 3723/2008 setting forth the terms of the Hellenic Republic Bank Support Plan, the representative of the Hellenic Republic appointed to the Board of Directors may veto any resolution relating to dividend distribution, pursuant to a decision of the Minister of Finance, or if it is

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determined that such resolution may jeopardize the interests of the Bank's depositors or materially affect its solvency and orderly operation. In addition, pursuant to the HFSF Law, and in line with the provisions of the Amended Relationship Framework Agreement with the HFSF, the HFSF's representative who sits on the Board of Directors also has the veto right over decisions regarding the distribution of dividends.

        In line with the provisions of the HFSF Law, while the Bank participates in the recapitalization program under the said Law, as currently applies, distribution of dividends may not exceed 35% of net profits, as these are particularly determined within Greek Law 148/1967, as in force.

        In addition, because the Bank has issued CoCos to the HFSF as part of the recapitalization completed in December 2015, as described in Note 25, and in line with the provisions of Cabinet Act 36/2015, no dividend shall be paid on the Bank's shares, in case the Bank has elected not to pay interest on the CoCos during the previous interest payment date.

        Finally, according to Article 16C of the HFSF Law, as long as the HFSF participates in the capital of credit institutions, the latter are not allowed to purchase own shares without the HFSF's prior approval, while also, within the context of Greek Law 3723/2008 as in force, it is prescribed that as long as credit institutions participate in the Hellenic Republic Bank Support Plan, purchase of own shares is prohibited, according to the particular provisions of the said Law as supplemented by Article 28 of Greek Law 3756/2009, as in force.

Provisions on Payments of Dividends in line with the Capital Requirements Directive and Greek Company Law

        Payment of dividends by the Bank is also subject to compliance with the Capital Requirements Directive (Directive 2013/36/EU transposed into Greek Law 4261/2014), Greek Company Law (Law 2190/1920), and its Articles of Association.

        In particular, the Bank's profit for a relevant period would be allocated as follows:

  (a)
  between 5% and 20% of our net profits for the period (based on IFRS), if any, are allocated to a statutory reserve until this reserve equals at least one half of the Bank's share capital. Once this requirement is satisfied, the allocation of further profits to the statutory reserve is not mandatory. The allocation of profits to the statutory reserve will again become mandatory if the reserve subsequently falls below one half of the share capital;

  (b)
  according to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of net profit of the Bank for the period of the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve and of any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company, in which the Bank has held an equity participation for at least ten years, as long as the relevant amount of the distributable part of profits is bigger than the amount resulting from the application of article 45 par.2(b) of Greek Company Law 2190/1920 and article 3 of Greek Law 148/1967. Any unrealized net gains from valuation of financial instruments at fair value after the deduction of losses due to the same reason is excluded from the calculation of mandatory dividends prescribed by the applicable framework. The General Meeting, by a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    such case, the undistributed dividend (up to at least 35% over net profit prescribed by article 3 par. 1 of Greek Law 148/1967), must be transferred to a special reserve which must, within four years following its formation, be distributed in the form of a share dividend. Alternatively, the General Meeting by a majority representing 70% of the Bank's paid-up share capital, may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve; and

  (c)
  subject to paragraph (b) above, after deduction of the minimum obligatory dividend, a portion of profits, to be determined by the General Meeting may be allocated to special reserves and an amount may be deducted in respect of fees payable to the members of the Board of Directors and any remaining profits may be distributed as an additional dividend or treated as retained earnings.

        Subject to the provisions regulating a share capital decrease, no profits may be distributed to shareholders if at the end of the previous financial year, the Bank's total equity is, or as a result of the said distribution will be, less than the Bank's share capital plus mandatory reserves, whose distribution is prohibited by law or its Articles of Association.

        The distributable profits shall not exceed the results of the last financial year on an unconsolidated basis net of tax, plus retained earnings and reserves the distribution of which is allowed (and has been approved by the General Meeting), less any losses carried forward and any amounts required by law or its Articles of Association to be allocated towards the formation of reserves. The profits to be distributed are payable to the shareholders within two months from the approval of the annual financial statements at the Annual General Meeting. A shareholder's claim to a declared dividend is subject to a five-year statute of limitations, after which the dividend passes to the Hellenic Republic.

        Pursuant to relevant legislation, the Bank may also distribute interim dividends at the discretion of its Board of Directors, so long as it submits at least 20 days before the distribution of such dividends to the Ministry of Economy, Development and Tourism an accounting statement of the Bank, and while fulfilling publicity requirements in line with article 46 of Greek Company Law 2190/1920. Interim dividends may not exceed one-half of the net profits, as stated in such accounting statements.

        Pursuant to Article 131 of the CRD Law (which transposed into Greek Law article 141 of the CRD IV Directive), the Bank may not make, inter alia, dividend payments, if and to the extent that such payment would cause, when aggregated with other distributions in connection with CET1 referred to in paragraph 1 of Article 131 of Greek law 4261/2014 (which transposed into Greek law Article 141(2) of the CRD IV Directive) the Maximum Distributable Amount to be exceeded. In particular, under Article 131 of Greek Law 4261/2014, credit institutions that meet the combined buffer requirement, are prohibited from making a distribution in connection with CET1 to an extent that would decrease its CET1 capital to a level where the combined buffer requirement is no longer met, whereas credit institutions that fail to meet the "combined buffer requirement" must determine a Maximum Distributable Amount to be calculated in accordance with the provisions of the CRD Law and notify such Maximum Distributable Amount to the Bank of Greece. In the latter case, the credit institution shall not undertake any of the following actions before it has calculated the Maximum Distributable Amount: (a) make a distribution in connection with Common Equity Tier 1 capital; (b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

combined buffer requirements; (c) make payments on Additional Tier 1 instruments While an institution fails to meet or exceed its combined buffer requirement, it shall not distribute through any action referred to in the preceding paragraph more than the Maximum Distributable Amount calculated in accordance with article 131 of Greek Law 4261/2014. The above requirement for restrictions on distributions shall apply during the transitional period between January 1, 2016 and December 31, 2018 where institutions fail to meet the combined buffer requirement.

        The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment". Such calculation will result in a Maximum Distributable Amount in each relevant period. As an example, the scaling is such that in the first (that is the lowest) quartile of the "combined buffer requirement", no "discretionary distributions" will be permitted to be paid. In the event of a breach of the "combined buffer requirement", the Bank will be required to calculate its Maximum Distributable Amount, and as a consequence it may be necessary for the Bank to reduce discretionary payments, including by exercising its discretion to cancel (in whole or in part) dividend payments. The "combined buffer requirements" will be breached if the Bank fails to meet one of the minimum capital ratios applicable to the Bank, as well as, in certain other circumstances.

        Resale and repurchase agreements—The Group enters into securities purchases under agreements to resell (resale agreements) and securities sales under agreements to repurchase (repurchase agreements) of substantially identical securities. Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively. The Group, as a secured party, generally has the right to require the counterparties to provide collateral, including letters of credit, cash, securities and other financial assets.

        The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the consolidated balance sheet at the amount advanced or borrowed plus accrued interest. The market value of these securities is monitored and the level of collateral is adjusted accordingly.

        Repurchase-to-maturity transactions—A repurchase agreement in which the settlement date of the agreement to repurchase a transferred financial asset is at the maturity date of that financial asset and the agreement does not require the transferor to reacquire the financial asset is accounted for as secured borrowing as if the transferor maintains effective control.

        Repurchase financing arrangements—An initial transfer of a financial asset and a contemporaneous repurchase agreement repurchase agreement with the same counterparty are accounted for separately. The repurchase agreement is recognized as secured borrowing.

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

        In April 2014, the FASB issued ASU 2014-08 "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity". ASU 2014-08 changes the criteria for reporting discontinued operations while enhancing disclosures. Under the ASU, only disposals representing a strategic shift having a major effect on an entity's operations and financial results, such as a disposal of a major geographic area, a major line of business or a major equity method investment, may be presented as discontinued operations. Additionally, the ASU requires entities to separately present assets and liabilities of a discontinued operation for all comparative periods on the face of the balance sheet. Before these amendments, ASC 205-20 neither required nor prohibited such presentation.

        The Group's consolidated income statement for the twelve months period ended December 31, 2013 and 2014 and balance sheet as at December 31, 2014 and respective disclosures have been restated in order to exclude the impact of discontinued operations (i.e. Finansbank A.S.). See Note 17 for an analysis of the discontinued operations and long-lived assets held for sale and liabilities directly associated with long-lived assets held for sale.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In May 2015, the FASB issued ASU 2015-08 "Business Combinations (Topic 805)". This Update amends various SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 115, Topic 5: Miscellaneous Accounting, regarding various pushdown accounting issues. This ASU is applicable to all entities and is effective upon issuance (issuance date May 8, 2015). The implementation of these amendments by the Group did not have a significant impact on the Group's financial position, results of operations and disclosures.

        In November 2014, the FASB issued ASU 2014-16 "Derivatives and Hedging (Topic 815)". Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity". The amendments in this Update do not change the current criteria in U.S. GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity should consider all relevant terms and features, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of the host contract.. The amendments clarify how current U.S. GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features—including the embedded derivative feature being evaluated for bifurcation—in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

        In addition, the amendments in this Update clarify that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. The assessment of the substance of the relevant terms and features should incorporate a consideration of the characteristics of the terms and features themselves; the circumstances under which the hybrid financial instrument was issued or acquired; and the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes.

        The Group early adopted this ASU in 2015 prospectively and applied its guidance for determining the nature of the host contract when evaluating each embedded feature of the contingently convertible securities issued by the Bank on December 9, 2015. See Note 25. The impact of adopting the ASU was not material on the Group's financial position and results of operations.

Recently issued accounting pronouncements

        In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)". The guidance in this Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective on January 1, 2018. Early application is permitted for annual periods beginning after December 15, 2016; however, the Group does not expect to early adopt. The ASU is not applicable to financial instruments and, therefore, is not expected to impact a majority of the Group's revenue, including net interest income. Further, in April 2016, the FASB issued ASU 2016-10 "Revenue

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing". This Update clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. The Group is evaluating the effect that ASU 2014-09 and ASU 2016-10 will have on its financial position and results of operations.

        In August 2014, the FASB issued ASU 2014-13 "Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity". The amendments in ASU 2014-13 provide an alternative to Topic 820, Fair Value Measurement, for measuring the financial assets and the financial liabilities of a consolidated collateralized financing entity to eliminate the difference in the fair value of the financial assets of a collateralized financing entity, as determined under U.S. GAAP, when they differ from the fair value of its financial liabilities even when the financial liabilities have recourse only to the financial assets. When the measurement alternative is elected, both the financial assets and the financial liabilities of the collateralized financing entity should be measured using the more observable of the fair value of the financial assets or the fair value of the financial liabilities. The amendments clarify that when the measurement alternative is elected, a reporting entity's consolidated net income (loss) should reflect the reporting entity's own economic interests in the collateralized financing entity, including: (1) changes in the fair value of the beneficial interests retained by the reporting entity, and (2) beneficial interests that represent compensation for services. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early application is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position and results of operations.

        In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements—Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". The amendments in this Update require that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Group has not applied these amendments but the ASU is not expected to have an impact on the Group's financial position and results of operations.

        In January 2015, the FASB issued ASU No. 2015-1 "Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)". The objective of this Update is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

beginning of the fiscal year of adoption. The Group has not applied these amendments but the ASU is not expected to have an impact on the Group's financial position and results of operations.

        In February 2015, the FASB issued ASU No. 2015-02 "Consolidation (Topic 810)". The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments:

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

        In April 2015, the FASB issued ASU No. 2015-03—"Interest—Imputation of Interest (Subtopic 835-30)". To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued. In August 2015, the FASB issued ASU 2015-15—Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. This ASU adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

        In April 2015, the FASB issued ASU No. 2015-04—"Compensation—Retirement Benefits (Topic 715)". The amendments in this Update provide a practical expedient for employers with fiscal year-ends that do not fall on a month-end by permitting those employers to measure defined benefit plan assets and obligations as of the month-end that is closest to the entity's fiscal year-end. For public business entities, the amendments in the ASU are effective for financial statements issued for fiscal

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

years beginning after December 15, 2015, and interim periods within those fiscal years. This ASU is not applicable and will have no effect on the Group's financial position and results of operations.

        In April 2015, the FASB issued ASU No. 2015-05—"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)". The objective of the amendments in this Update is to address the concerns of stakeholders that the lack of guidance about a customer's accounting for fees in a cloud computing arrangement leads to unnecessary cost and complexity when evaluating the accounting for those fees, as well as some diversity in practice. The amendments in this ASU help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. The amendments are effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In May 2015, the FASB issued ASU 2015-07 "Fair Value Measurement (Topic 820)", which is intended to reduce diversity in practice related to the categorization of investments measured at NAV within the fair value hierarchy. The ASU removes the current requirement to categorize investments for which fair value is measured using the NAV per share practical expedient within the fair value hierarchy. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. Earlier application is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In May 2015, the FASB issued ASU 2015-09 "Financial Services—Insurance (Topic 944) Disclosures about Short-Duration Contracts". The amendments in ASU 2015-09 require insurance entities to disclose for annual reporting periods information about the liability for unpaid claims and claim adjustment expenses. The amendments also require insurance entities to disclose information about significant changes in methodologies and assumptions used to calculate the liability for unpaid claims and claim adjustment expenses, including reasons for the change and the effects on the financial statements. In addition, the amendments require insurance entities to disclose for annual and interim reporting periods a roll-forward of the liability for unpaid claims and claim adjustment expenses. For health insurance claims, the amendments require the disclosure of the total of incurred-but-not-reported liabilities and expected development on reported claims included in the liability for unpaid claims and claim adjustment expenses. The amendments in this Update are effective for annual periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In May 2015, the FASB issued ASU 2015-10 "Technical Corrections and Improvements". The amendments in this Update cover a wide range of Topics in the Codification. The amendments in this Update represent changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

administrative cost to most entities. The amendments in this Update that require transition guidance are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early option is permitted. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In September 2015, the FASB issued ASU 2015-16 "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as at the acquisition date. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In January 2016, the FASB issued ASU 2016-01 "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in this Update make targeted improvements to generally accepted accounting principles (GAAP) as follows:

  1.
  Require equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income.

  2.
  Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

  3.
  Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables).

  4.
  Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost.

  5.
  Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment.

  6.
  Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  7.
  Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets.

        The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The ASU permits early adoption of the own credit provision. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In January 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)", which is intended to increase transparency and comparability of accounting for lease transactions. The ASU will require all leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018. Early application of the amendments in this Update is allowed. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-05 "Derivatives and Hedging (Topic 815), Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships". The amendments in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be met. the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity has an option to apply the amendments in this Update on either a prospective basis or a modified retrospective basis. The Group has not applied these amendments but the ASU is not expected to have an impact on the Group's financial position and results of operations.

        In March 2016, the FASB issued ASU 2016-06 "Derivatives and Hedging (Topic 815), Contingent Put and Call Options in Debt Instruments". The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence and it does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-07 "Investments—Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting". The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by step basis as if the equity method had been in effect during all previous periods that the investment had been held.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as at the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. No additional disclosures are required at transition. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-08 "Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)". The amendments in this Update clarify the implementation guidance on principal versus agent considerations. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2017. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting". The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is allowed. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In May 2016, the FASB issued ASU 2016-11—"Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815) Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting". This ASU amends various SEC paragraphs of ASC 605 and ASC 815 pursuant to the issuance of ASU 2014-09 and ASU 2014-16. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position, results of operations and disclosures.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  a)
  On October 1, 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC, according to the provisions of Greek Company Law 2190/1920 and Greek Law 2166/1993, was completed by virtue of the no. 100279/1.10.2015 announcement issued by the Ministry of Economy, Infrastructure, Shipping and Tourism. The company has been renamed to "NBG Pangaea Real Estate Investment company", with distinctive title "NBG Pangaea REIC".

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  b)
  Following the preliminary agreement dated September 30, 2014 with "Sterling Properties Bulgaria EOOD", member of the Marinopoulos S.A. Group, NBG Pangaea REIC, on February 27, 2015, acquired 100.00% of the share capital of the newly established company "PLAZA WEST A.D.", which owns approximately 9,000 m2 of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price (as determined by an independent appraiser) amounted to EUR 11 million. As certain terms of the Agreement were not met by the Seller by September 30, 2015, Pangaea proceeded with the unwinding of the acquisition, as provided for in the Agreement, for a total consideration of EUR12 million (i.e. the initial consideration EUR 11 million plus compensation of EUR 1 million). The amount of EUR 12 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers.

  c)
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

  d)
  On September 23, 2014 NBG disposed of its 100.00% subsidiary "ANTHOS PROPERTIES" S.A.

  e)
  On August 12, 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG REAL ESTATE REIC ("MIGRE") which represented 82.81% of MIGRE's total paid-up share capital and voting rights. The consideration transferred amounted to EUR 33 million which consisted of cash of EUR 12 million and of 3,348,651 new redeemable common shares issued by NBG Pangaea REIC of fair value EUR 21 million. The following table summarizes the fair value of assets and liabilities acquired of MIGRE as at the date of acquisition.

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

Source: Unaudited Financial Information

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    On October 22, 2014, NBG Pangaea REIC completed its mandatory tender offer to the shareholders of MIGRE, and acquired 1,951,053 shares (13.86%) of MIGRE's share capital at EUR 3.10 per share, increasing its stake in MIGRE to 96.67%. Because NBG Pangaea REIC held shares representing at least 90.0% of the voting rights of MIGRE after completion of the mandatory tender offer, NBG Pangaea REIC was required, pursuant to Article 28 of the Greek Law 3461/2006 in conjunction with the Decision with No. 1/409/29.12.2006 of the Board of Hellenic Capital Market Committee, to acquire all the shares that were offered by the shareholders that did not initially accept the mandatory tender offer within a period of three months from the publication of the results of the mandatory tender offer (i.e. until January 27, 2015) at a price of EUR 3.10 per share (exit right). Following that, the stake in MIGRE increased to 96.94% (stake in MIGRE as at December 31, 2014: 96.90%).

  f)
  On April 24, 2014, the dissolution of our 100.00% subsidiary, CPT Investments Ltd was completed.

  g)
  On April 24, 2014 the Bank disposed of its participation (35.00%) in the equity method investment "AKTOR FACILITY MANAGEMENT S.A." for a consideration of EUR 1 million.

  h)
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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The following table summarizes the fair value of assets and liabilities acquired of Picasso—Fondo as at the date of acquisition which is March 20, 2014.

Picasso	March 20, 2014
(EUR in millions)
ASSETS
Due from banks	1
Premises	76
Other assets	2

Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2

Total liabilities	40

Net assets	39

Source: Unaudited Financial Information

  i)
  On November 25, 2013, the Bank, after obtaining the consent of the HFSF and approval by the DG-Comp, agreed with Invel Real Estate (Netherlands) II BV to transfer a 66.00% participation interest out of the 100.00% held in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of EUR 653 million, of which EUR 74 million relates to contribution in kind (property of fair value EUR 68 million and receivables of fair value EUR 6 million).

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

  j)
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

  k)
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

        The following tables summarize the fair value of assets acquired, liabilities assumed, as determined by the Bank, and the non-controlling interest at the acquisition date of Probank and FBB:

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

        The Bank of Greece with its decision 15/30.12.2013 finalized the valuation of the transferred assets and liabilities of Probank and determined the difference (funding gap) to EUR 563 million. HFSF covered the aforesaid difference by contributing to the Bank cash equal to the funding gap. The gain "negative goodwill" of EUR 185 million, which is calculated as the difference between the fair value of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

the transferred assets and liabilities at the acquisition date and the cash received, was recognized directly in the income statement within the "Other non-interest income" line item.

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

        The Bank of Greece with its decision 13/7.11.2013 finalized the valuation of the transferred assets and liabilities of FBB and determined the difference (funding gap) to EUR 457 million. HFSF covered the aforesaid difference by contributing to the Bank EFSF bonds of nominal value equal to the funding gap. The fair value of the EFSF bonds amounted to EUR 462 million. The gain "negative goodwill" of EUR 23 million, which is calculated as the difference between the fair value of the transferred assets and liabilities at the acquisition date and the fair value of EFSF bonds received, was recognized directly in the income statement within the "Other non-interest income" line item.

  l)
  On October 5, 2012, NBG announced a voluntary share exchange offer (the "Tender Offer") to acquire all the outstanding ordinary registered shares, with a par value of EUR 2.22 per share, issued by Eurobank Ergasias S.A. ("Eurobank") at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Market Committee ("HCMC") on January 10, 2013 and completed on February 15, 2013. As at the date of completion of the Tender Offer on February 15, 2013, 84.4% of Eurobank's shareholders had tendered their shares pursuant to the Tender Offer. As a result 271 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to EUR 273 million and was based on the closing price of NBG's share on the Athens

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    Exchange ("ATHEX") on February 15, 2013. The related acquisition costs amounted to EUR 17 million.

    The recapitalization of Eurobank through the Hellenic Financial Stability Fund ("HFSF") completed on May 31, 2013, led to the Bank's shareholding in Eurobank being reduced to 1.21%, with the HFSF having full voting rights for the Eurobank shares it acquired.

        As a result of the above, the Bank's investment in Eurobank was accounted for as AFS investment. The fair value of the investment in Eurobank immediately after recapitalization amounted to EUR 181 million and was the initial balance of Eurobank as an AFS investment. The difference between the initial balance of Eurobank as an AFS investment and the fair value of NBG shares issued to acquire Eurobank amounted to loss of EUR 92 million and was recognized in the consolidated statement of income and comprehensive income within the "Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)" line item. The subsequent decrease in the fair value of the investment in Eurobank amounted to EUR 173 million and has also been recognized in the income statement as OTTI as at December 31, 2013.

  m)
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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

        The following table summarizes the fair value of assets and liabilities of KARELA S.A. as at the date of acquisition which is February 15, 2013.

KARELA S.A.	February 15, 2013
(EUR in millions)
ASSETS
Due from banks	3
Premises	122
Other assets	1

Total assets	126

LIABILITIES
Other borrowed funds and Long-term debt	55
Derivative financial instruments	4
Other liabilities	10

Total liabilities	69

Net assets	57

Source: Unaudited Financial Information

	2013	2014	2015
	(EUR in milions)
Net income / (loss) attributable to NBG shareholders	37	(2,477)	(8,464)

Transfers (to) / from the non-controlling interest
Decrease in NBG's paid-in-capital for purchase of 5.00% of Finansbank	—	(46)	—
Increase / (decrease) in NBG's paid-in-capital due to minor changes in participations in other subsidiaries	—	—	4

Net transfers to / from non-controlling interest	—	(46)	4

Change from net income attributable to NBG shareholders and transfers (to) / from non-controlling interest	37	(2,523)	(8,460)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2014	2015
	(EUR in millions)
Current accounts with banks	425	386
Cash and similar items	950	857
Current account with central bank	722	184
Other	10	9

Total	2,107	1,436

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

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits equal to 1% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB at 0.05% as at December 31, 2015 while the corresponding deposits of UBB and certain other subsidiaries are non-interest bearing.

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has not sold or re-pledged as at December 31, 2014 and 2015 any of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2014	2015
	(EUR in millions)
Placements in EUR	2,365	1,815
Placements in other currencies	346	617

Total	2,711	2,432

Maturity analysis:
Up to 3 months	2,280	2,094
From 3 months to 1 year	12	8
Over 1 year	419	330

Total	2,711	2,432

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2014	2015
	(EUR in millions)
Debt securities issued by other governments and public sector entities	352	389
Greek treasury bills	1,799	1,858
Foreign treasury bills	133	85
Debt securities issued by Greek financial institutions	1	—
Debt securities issued by foreign financial institutions	51	75
Corporate debt securities issued by Greek companies	31	38
Corporate debt securities issued by foreign companies	9	20
Equity securities issued by Greek companies	2	6
Equity securities issued by foreign companies	5	5
Mutual fund units	3	8

Total	2,386	2,484

        Net unrealized losses on trading assets (debt and equity) of EUR (125) million, EUR (13) million and EUR (1) million were included in net trading gains/(loss) during 2013, 2014 and 2015, respectively.

        Trading assets include securities that are pledged as collateral of EUR 931 million and EUR 1,109 million as at December 31, 2014 and 2015, respectively.

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

        Foreign currency volatility occurs as the Group enters into transactions involving certain assets and liabilities denominated in foreign currencies, as well as a result of the Group's international operations. Derivative instruments that the Group may use to economically hedge these foreign denominated assets and liabilities include foreign exchange swaps and outright foreign exchange forwards.

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts at December 31, 2014 and 2015 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held or posted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Derivative Assets(1)

	2014		2015
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	1,414	146	466	28
Financial futures	390	2	74	—
Foreign exchange swaps	1,263	15	717	8
Forward rate agreements	148	2	49	4
Interest rate swaps	18,821	4,449	18,192	3,677
Options	5,254	151	5,330	81
Outright foreign exchange forwards	571	9	390	83
Other	3,158	22	3,249	14

Total	31,019	4,796	28,467	3,895

Derivative Liabilities(1)

	2014		2015
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	2,429	226	2,704	214
Financial futures	990	1	136	1
Foreign exchange swaps	625	4	547	18
Forward rate agreements	80	—	11	1
Interest rate swaps	20,348	5,262	19,565	4,181
Options	3,532	201	2,991	138
Outright foreign exchange forwards	629	1	575	86
Credit Derivatives	322	4	323	2
Other	—	—	7	—

Total	28,955	5,699	26,859	4,641

(1)
Includes both long and short derivative positions.

        Credit derivative liabilities at December 31, 2014 and December 31, 2015 relate to a guarantee for the non-payment risk of the Hellenic Republic.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading gain / (loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2013, 2014 and 2015 and are analyzed as follows:

	2013	2014	2015
	Net gain/(losses)	Net gain/(losses)	Net gain/(losses)
	(EUR in millions)
Interest rate swaps and cross currency interest rate swaps	346	(1,098)	64
Financial futures	(15)	(37)	(9)
Foreign exchange swaps	—	24	15
Forward rate agreements	(1)	—	—
Options	30	(47)	(1)
Outright foreign exchange forwards	(81)	133	99
Credit Derivatives	24	(2)	2
Other	5	(21)	(5)

Total	308	(1,048)	165

        Occasionally, the Group uses credit derivatives such as Credit Default Swaps ("CDS") and total return swaps in managing risks of the Group's bond portfolio and other cash instruments. CDS contracts are governed by standard International Swaps and Derivatives Association, Inc. ("ISDA") documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of the reference entity to meeting contractual obligations and debt restructuring of the reference entity. These triggers also apply to credit default protection sold. The Group uses credit derivatives to mitigate borrower-specific exposure as part of the Group's portfolio risk management techniques. The credit, legal and other risks associated with these transactions are controlled through established procedures. The Group's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Group has credit exposure. As at December 31, 2014 and 2015, the potential maximum loss for the credit contracts sold amounted to EUR 457 million and EUR 481 million respectively against which the Group held cash collateral equal to NIL and NIL respectively. This potential loss derives exclusively from surrendering of the collateral and the holder is not entitled to claim from the Group any amount exceeding the carrying value of the collateral as of the date that the contract is triggered for payment. Credit contracts sold comprise solely of a written guarantee of EUR 322 million and EUR 323 million as at December 31, 2014 and 2015 respectively, with respect to the non-payment risk of the Hellenic Republic. The management of the Bank believes the probability of the respective contract on which the Group provides protection will default is remote. As at December 31, 2015, the fair value of the respective derivative liability amounted to EUR 2 million with a remaining time to maturity of around 24 years.

        As at December 31, 2014 and 2015, "Other" under derivative assets includes a warrant instrument linked to Greek GDP that was received in the context of the PSI. The fair value of the respective instrument at December 31, 2014 and 2015, amounted to EUR 20 million and EUR 12 million and

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

corresponded to an outstanding notional amount of EUR 2.9 billion and EUR 3.0 billion respectively. The holders of the specific instrument are not entitled to receive principal whereas any payments, made on October 15 of every year, starting from 2015 with the final payment date in 2042, are contingent upon and determined on the basis of the performance of the GDP of the Hellenic Republic. Payments cannot exceed 1% of the notional held for any reference date.

        Cash inflows and outflows related to derivative instruments are included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2013, 2014, and 2015.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2013, 2014 and 2015 amounted to a cumulative gain of EUR 28 million, EUR 79 million and EUR 201 million, respectively. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, apart from the Hellenic Republic, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2014 and at December 31, 2015, the Group held cash and securities collateral of EUR 750 million and EUR 518 million and posted cash and securities collateral of EUR 1,558 million and EUR 1,369 million in the normal course of business under derivative agreements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

        In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2015, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin basis, the additional amount that would be required to settle the position is a two day change in the mark to market of the instrument which as at December 31, 2014 and 2015, amounted to EUR 15 million and EUR 14 million, respectively.

NOTE 11:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	802	46	(111)	737
Debt securities issued by other governments and public sector entities	1,090	66	(1)	1,155
Greek treasury bills	169	—	—	169
Foreign treasury bills	270	—	(1)	269
Debt securities issued by companies incorporated in Greece	398	31	(27)	402
Debt securities issued by companies incorporated outside Greece	319	15	(12)	322
Equity securities issued by companies incorporated in Greece	35	9	(3)	41
Equity securities issued by companies incorporated outside Greece	8	11	—	19
Mutual Fund units	205	5	(5)	205

Total available-for-sale securities	3,296	183	(160)	3,319

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	746	92	(6)	832
Debt securities issued by other governments and public sector entities	3,867	71	(7)	3,931
Greek treasury bills	471	—	(1)	470
Foreign treasury bills	229	—	—	229
Debt securities issued by companies incorporated in Greece	143	1	(5)	139
Debt securities issued by companies incorporated outside Greece	219	11	(7)	223
Equity securities issued by companies incorporated in Greece	57	8	(5)	60
Equity securities issued by companies incorporated outside Greece	8	48	—	56
Mutual Fund units	280	10	(3)	287

Total available-for-sale securities	6,020	241	(34)	6,227

        As at December 31, 2014 and 2015, the Group did not hold any US Federal debt securities.

        Available for Sale Debt securities issued by other governments and public entities include EUR 2,706 million ESM bonds received from the HFSF in the context of the Bank's recapitalization completed in December 2015.The Bank is not allowed to sell these bonds, but the Bank is allowed to use them as collateral for repo financing from the Eurosystem or other market counterparties.

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

	2014
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Greek government bonds	501	(111)	—	—	501	(111)
Debt securities issued by other governments and public sector entities	30	—	40	(1)	70	(1)
Foreign treasury bills	43	(1)	—	—	43	(1)
Debt securities issued by companies incorporated in Greece	72	(4)	105	(23)	177	(27)
Debt securities issued by companies incorporated outside Greece	1	(2)	105	(10)	106	(12)
Equity securities issued by companies incorporated in Greece	9	(3)	2	—	11	(3)
Mutual Fund units	66	(5)	1	—	67	(5)

Total available-for-sale securities	722	(126)	253	(34)	975	(160)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2015. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Greek government bonds	—	—	108	(6)	108	(6)
Debt securities issued by other governments and public sector entities	38	(1)	256	(6)	294	(7)
Greek treasury bills	411	(1)	—	—	411	(1)
Debt securities issued by companies incorporated in Greece	37	(1)	77	(4)	114	(5)
Debt securities issued by companies incorporated outside Greece	1	—	33	(8)	34	(7)
Equity securities issued by companies incorporated in Greece	20	(4)	—	—	20	(5)
Mutual Fund units	73	(2)	32	(1)	105	(3)

Total available-for-sale securities	580	(9)	506	(25)	1,086	(34)

        The scheduled maturities of available-for-sale securities at December 31, 2014 and 2015 were as follows:

	2014		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	841	860	851	851
Due from one to five years	1,245	1,155	3,841	3,854
Due from five to ten years	478	501	398	427
Due after ten years	483	538	585	692

Total debt securities	3,047	3,054	5,675	5,824
Equity securities and mutual fund units	249	265	345	403

Total	3,296	3,319	6,020	6,227

        Available for sale securities include securities that are pledged as collateral of EUR 570 million and EUR 3,349 million as at December 31, 2014 and 2015, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following tables present the net gains / (losses) on available-for-sale securities and OTTI on available-for-sale and held-to-maturity securities for 2013, 2014 and 2015.

	2013	2014	2015
	(EUR in millions)
Gross realized gains on sales of available for sale securities
Greek government bonds	12	17	1
Debt securities issued by other governments and public sector entities	6	10	6
Corporate debt securities	109	15	9
Equity securities	57	30	6
Mutual fund units	49	39	6

Total gross realized gains on sales of available for sale securities	233	111	28

Gross realized losses on sales of available for sale securities
Greek government bonds	(3)	(8)	(12)
Debt securities issued by other governments and public sector entities	(3)	(3)	(3)
Corporate debt securities	(15)	—	(2)
Equity securities	(23)	(3)	(8)
Mutual fund units	—	(1)	(1)

Total gross realized losses on sales of available for sale securities	(44)	(15)	(26)

Net realized gains / (losses) on sales of available for sale securities	189	96	2

Other-Than-Temporary-Impairment
Corporate debt securities	(11)	(1)	(24)
Equity securities	(275)	(5)	(8)
Mutual fund units	—	—	(4)

Total Other-Than-Temporary-Impairment	(286)	(6)	(36)

Net gains / (losses) on available for sale and held to maturity securities	(97)	90	(34)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their fair values at December 31, comprised:

	2014
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	73	55	—	128
Debt securities issued by other governments and public sector entities	9,165	205	—	9,370
Foreign treasury bills	99	—	—	99

Total held-to-maturity securities	9,337	260	—	9,597

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2015
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	78	69	—	147
Debt securities issued by other governments and public entities	9,129	235	—	9,364
Foreign treasury bills	85	—	—	85

Total held-to-maturity securities	9,292	304	—	9,596

        Held-to-maturity Debt securities issued by other governments and public entities include EUR 9,060 million EFSF bonds received from the HFSF for the Bank's recapitalization in June 2013 and to cover the funding gap from the acquisition of FBB (see Note 4). As at December 31, 2015, the Bank was not allowed to sell these bonds, but the Bank is allowed to use them as collateral for repo financing from the Eurosystem or other market counterparties. Since April 14, 2016, the EFSF has allowed the Bank to sell the EFSF bonds to the members of the Eurosystem in the context of the Public Sector Asset Purchase Programme established by ECB Governing Council Decision 2015/774 on a secondary markets public sector asset purchase programme (the "PSPP") and strictly in accordance with the conditions applicable to the PSPP as amended by the ECB Governing Council decision of March 10, 2016, including but not limited to issue and issuer share limit applicable to EFSF. Following this decision by the EFSF on April 14, 2016 the Bank has decided to re-assess its intention to hold these bonds until maturity and concluded that these bonds do not meet the definition of Held to Maturity as the intention changed within 2016. The Bank, from April 14, 2016 until May 13, 2016, sold to members of the Eurosystem EFSF bonds of nominal amount EUR 915 million. As a result the Group's held-to-maturity portfolio will be tainted for 2016 and within that year any remaining held-to-maturity investments will be reclassified to available-for-sale portfolio.

        As at December 31, 2014 and 2015, the Group did not hold any US Federal debt securities.

        There are no unrecognized losses of held-to-maturity securities as at December 31, 2015 and 2014.

        The scheduled maturities of held-to-maturity securities at December 31, 2014 and 2015 were as follows:

	2014		2015
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	99	99	85	85
Due from one to five years	3,037	3,072	4,539	4,593
Due from five to ten years	6,136	6,313	4,604	4,796
Due after ten years	65	114	64	122

Total	9,337	9,598	9,292	9,596

        Held to maturity securities include securities that are pledged as collateral of EUR 8,891 million and EUR 9,060 million as at December 31, 2014 and 2015, respectively.

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

OTTI charges for available-for-sale and held-to-maturity securities in 2015

        During 2015 the Group recognized OTTI charges for Greek government bonds of EUR 23 million, that were in an unrealized loss position as at December 31, 2015 and the Group sold a portion of these bonds after year end. With regards to remaining unrealized losses of EUR 6 million for over one year on Greek government securities, OTTI charges were not recognized because the Group has neither the intention nor it expects to sell the securities before the recovery of their amortized cost basis and the issuer is continuing to meet its contractual obligations.

        For equity securities and mutual funds securities with significant and prolonged unrealized losses or with an OTTI recognized in previous periods and, as at December 31, 2015, were in an unrealized loss position, the Group recognized OTTI charges of EUR 8 and 4 million respectively.

        For corporate debt securities OTTI charges of EUR 1 million were recognized in relation to a security, for which the Group considered that a credit loss existed, with respect to such security, due to the financial difficulties faced by the issuer.

        With regards to debt securities issued by other governments and public entities the unrealized losses for over one year of EUR 6 million relate to debt securities issued by Bulgarian Government, held by our subsidiary in Bulgaria. We consider the unrealized losses insignificant as they represent on average only 2.3% of the amortized cost basis, and that Bulgarian Government will continue to pay in accordance with the contractual terms, and as such on other-than-temporary-impairment was not considered necessary as at December 31, 2015

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        With regards to corporate debt securities issued by companies incorporated outside Greece the unrealized losses for over one year of EUR 8 million relate mainly to debt securities issued by large foreign financial institutions for which we consider that they will continue to pay in accordance with the contractual terms. Furthermore, the Group has no intention nor it expects to sell these securities before we recover our investment and therefore an other-than-temporary-impairment was not considered necessary.

        With regards to debt securities issued by companies incorporated in Greece the unrealized losses for over one year of EUR 4 million relate to large Greek corporates for which we have concluded that the unrecognized losses are not other-than-temporary. To arrive at this conclusion the Group considered it neither intends nor it expects to sell these securities before the recovery of their amortized cost basis and that the issuers will continue to meet their obligations in accordance with the contractual terms of the securities.

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2013	2014	2015
	(EUR in millions)
Equity method investments	72	80	36
Revenue	115	150	80
Gross profit	42	49	17
Net earnings /(loss)	(4)	(3)	9
Group's equity in net earnings	2	8	4
Dividends received by the Group	25	2	1
Balance Sheet data as at December 31
Current assets	436	102	68
Non-current assets	231	236	70
Current liabilities	370	29	14
Non-current liabilities	192	204	58
Net assets	105	105	66
Group's equity in net assets	40	45	37

        On January 4, 2016 the Group completed the disposal of the 60% shareholding in UBB AIG Insurance Company A.D. to Bulstrad A.D. for the amount of EUR 2 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2014 and 2015 comprised:

	2014			2015
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)
Consumer:
Residential mortgages	17,458	1,631	19,089	16,664	1,593	18,257
Credit card	1,317	162	1,479	1,244	157	1,401
Auto financing	88	23	111	64	21	85
Other consumer	4,207	1,299	5,506	4,095	1,309	5,404

Total consumer	23,070	3,115	26,185	22,067	3,080	25,147

Commercial:
Industry and mining	5,217	758	5,975	5,564	783	6,347
Small scale industry	1,929	377	2,306	1,765	413	2,178
Trade	7,425	1,015	8,440	7,559	927	8,486
Construction	1,098	1,079	2,177	1,061	985	2,046
Tourism	607	128	735	451	144	595
Shipping and transportation	2,437	312	2,749	2,556	270	2,826
Commercial mortgages	529	228	757	759	212	971
Public sector	5,390	174	5,564	5,218	106	5,324
Other	600	665	1,265	574	601	1,175

Total commercial	25,232	4,736	29,968	25,507	4,441	29,948

Total loans	48,302	7,851	56,153	47,574	7,521	55,095
Unearned income	(67)	(18)	(85)	(80)	(19)	(99)

Loans, net of unearned income	48,235	7,833	56,068	47,494	7,502	54,996
Less: Allowance for loan losses	(7,788)	(1,004)	(8,792)	(10,799)	(976)	(11,775)

Net Loans	40,447	6,829	47,276	36,695	6,526	43,221

        Included in the above table are loans for lease financing amounting to EUR 995 million and EUR 941 million in 2014 and 2015 respectively.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2014 and 2015:

	December 31, 2014
						Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	779	5,227	6,006	11,452	17,458	257	6,346
Credit card	27	728	755	562	1,317	8	720
Other consumer	163	2,289	2,452	1,843	4,295	—	2,638
Small business loans	65	2,183	2,248	1,719	3,967	—	2,491
Other commercial loans	277	3,619	3,896	17,369	21,265	40	4,410

Total Greek loans	1,311	14,046	15,357	32,945	48,302	305	16,605

Foreign
Residential mortgages	91	206	297	1,334	1,631	2	242
Credit card	2	18	20	142	162	—	18
Other consumer	42	241	283	1,040	1,323	—	262
Small business loans	30	448	478	624	1,102	—	475
Other commercial loans	107	1,009	1,116	2,517	3,633	—	1,229

Total Foreign loans	272	1,922	2,194	5,657	7,851	2	2,226

Total loans	1,583	15,968	17,551	38,602	56,153	307	18,831

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2015
						Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	618	5,444	6,062	10,602	16,664	159	8,246
Credit card	20	705	725	519	1,243	50	655
Other consumer	121	2,425	2,546	1,613	4,159	—	3,172
Small business loans	46	2,368	2,414	1,443	3,857	—	2,623
Other commercial loans	910	4,117	5,027	16,623	21,651	34	4,951

Total Greek loans	1,715	15,059	16,774	30,800	47,574	243	19,647

Foreign
Residential mortgages	77	188	265	1,328	1,593	—	270
Credit card	2	15	17	140	157	—	15
Other consumer	42	203	245	1,085	1,330	1	274
Small business loans	35	537	572	821	1,393	—	675
Other commercial loans	65	829	894	2,154	3,048	1	971

Total Foreign loans	221	1,772	1,993	5,528	7,521	2	2,205

Total loans	1,936	16,831	18,767	36,328	55,095	245	21,852

(1)
loans less than 30 days past due are included in current loans

Credit ratings of commercial loans

        According to the Group's credit policy, all corporate customers are rated on a 21 grade scale. This rating is based on quantitative and qualitative criteria and is reviewed at least annually. Additionally, each of the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and its relative position within its peer group. Small Business loans are rated through a behavioral model on a 14 grade scale. The ratings scale for corporate and Small Business customers corresponds to likelihood of default. Customers classified as "Satisfactory" have low likelihood of default, customers classified as "Watchlist" have medium to high likelihood of default and customers classified as Substandard have already defaulted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2014 and 2015:

	December 31, 2014			December 31, 2015
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in millions)			(EUR in millions)
Greek
Satisfactory	573	7,555	8,128	659	12,884	13,543
Watchlist	382	9,777	10,159	837	4,269	5,106
Substandard	3,013	3,932	6,945	2,361	4,497	6,858

	3,968	21,264	25,232	3,857	21,650	25,507

Foreign
Satisfactory	603	2,422	3,025	826	1,793	2,619
Watchlist	181	539	720	101	598	699
Substandard	318	673	991	466	657	1,123

	1,102	3,634	4,736	1,393	3,048	4,441

Total	5,070	24,898	29,968	5,250	24,698	29,948

Impaired loans

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans also include loans whose terms have been modified in troubled debt restructuring.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the years ended December 31, 2014 and 2015:

	At and for the year ended December 31, 2014
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	603	—	467	6	6
Other consumer loans	226	—	239	9	9
Small business loans	214	—	140	1	1
Other commercial loans	403	—	557	4	4
With related allowance:
Residential mortgages	6,709	(1,238)	6,775	34	30
Credit cards	729	(644)	703	—	—
Other consumer loans	2,665	(1,942)	2,771	24	23
Small business loans	2,411	(1,413)	2,403	21	7
Other commercial loans	4,705	(2,413)	3,769	81	33

Total Greek impaired loans	18,665	(7,650)	17,824	180	113

Foreign
With no related allowance:
Residential mortgages	3	—	7	—	—
Credit cards	3	—	3	—	—
Other consumer loans	24	—	24	—	—
Small business loans	1	—	1	—	—
Other commercial loans	151	—	162	4	—
With related allowance:
Residential mortgages	355	(78)	363	7	—
Credit cards	18	(15)	18	—	—
Other consumer loans	258	(182)	313	36	—
Small business loans	534	(238)	416	17	—
Other commercial loans	1,228	(457)	1,366	10	1

Total Foreign impaired loans	2,575	(970)	2,673	74	1

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2015
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	1,553	—	1,078	24	24
Other consumer loans	368	—	298	13	13
Small business loans	171	—	192	2	2
Other commercial loans	422	—	412	6	6
With related allowance:
Residential mortgages	7,384	(1,869)	7,046	95	84
Credit cards	705	(673)	717	—	—
Other consumer loans	2,774	(2,243)	2,719	68	59
Small business loans	2,532	(1,675)	2,439	15	10
Other commercial loans	6,447	(4,111)	5,366	111	68

Total Greek impaired loans	22,356	(10,571)	20,267	334	266

Foreign
With no related allowance:
Residential mortgages	2	—	3	—	—
Credit cards	3	—	3	—	—
Other consumer loans	25	—	25	—	—
Other commercial loans	65	—	79	—	—
With related allowance:
Residential mortgages	350	(70)	327	15	—
Credit cards	12	(13)	14	—	—
Other consumer loans	272	(162)	213	15	1
Small business loans	686	(282)	607	19	—
Other commercial loans	1,090	(446)	1,045	2	1

Total Foreign impaired loans	2,505	(973)	2,316	51	2

	2013	2014	2015
	(EUR in millions)
Average recorded investment in impaired loans	21,480	20,497	22,583
Interest income recognized on a cash basis	134	114	268

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended, December 31, 2014 and 2015:

	2014	2015
	(EUR in millions)
Opening balance as of January 1,	20,677	21,240
Impaired loans in the period	3,649	6,406
Loans transferred to non-impaired status	(2,566)	(1,138)
Impaired loans paid-off	(448)	(1,590)
Sale of impaired loans	(25)	(1)
Impaired loans written-off	(39)	(44)
Foreign exchange differences	(8)	(12)

Closing balance as of December 31,	21,240	24,861

Purchased Credit-Impaired Loans ("PCI loans")

        PCI loans are acquired loans with evidence of credit quality deterioration since origination for which it is probable at purchase date that NBG will be unable to collect all contractually required payments. The following table provides details on PCI loans acquired in connection with the May 10, 2013 and July 26, 2013 acquisition of FBB and Probank respectively (see Note 4).

Purchased Loans at Acquisition Date

(EUR in millions)
Contractually required payments including interest	1,508
Less: Non-accretable difference	670
Cash flows expected to be collected	838
Less: Accretable yield	178

Fair Value of loans acquired	660

        The table below shows activity for the accretable yield on PCI loans, which includes the FBB and Probank portfolio.

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2014	165
Accretion	(26)

Accretable yield December 31, 2014	139

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2015	139
Accretion	(25)

Accretable yield December 31, 2015	114

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

        TDR balances presented in the disclosures "financing receivables modified as troubled debt restructuring during the period" and "troubled debt restructuring by modification programs" for 2015 have increased in comparison to 2014, as a consequence of the deterioration of the quality of our portfolio due to the worse than anticipated trend in the Greek economy, the increased political uncertainty and the increased efforts made by the Bank to propose new and more efficient restructuring products to its customers.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table discloses financing receivables modified as troubled debt restructurings during the reporting period ended December 31, 2013, 2014 and 2015.

	December 31, 2013			December 31, 2014			December 31, 2015
Greek	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in millions			EUR in millions			EUR in millions
Residential mortgages	1,737	(63)	12	1,451	(66)	11	1,633	(127)	20
Other consumer	502	(94)	10	300	(49)	7	342	(62)	17
Small business loans	350	(64)	4	352	(89)	11	263	(60)	1
Other commercial loans	768	(136)	33	349	(77)	8	1,413	(685)	22

Total Greek TDR loans	3,357	(357)	59	2,452	(281)	37	3,651	(934)	60

	December 31, 2013			December 31, 2014			December 31, 2015
Foreign	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in millions			EUR in millions			EUR in millions
Residential mortgages	25	(3)	1	34	(1)	1	73	(11)	3
Other consumer	39	(6)	3	51	(21)	3	11	(3)	—
Small business loans	29	(3)	1	52	(6)	3	123	(29)	3
Other commercial loans	87	(13)	9	174	(4)	4	183	(16)	6

Total foreign TDR loans	180	(25)	14	311	(32)	11	390	(59)	12

        The following table discloses financing receivables modified in a TDR which became delinquent thirty days or greater during the reporting period and for which payment default occurred within 12 months after the modification.

	December 31, 2013		December 31, 2014		December 31, 2015
	Greek	Foreign	Greek	Foreign	Greek	Foreign
	EUR in millions		EUR in millions		EUR in millions
Residential mortgages	1,226	15	896	1	836	1
Other consumer	307	19	263	—	139	—
Small business loans	53	9	56	5	230	12
Other commercial loans	273	30	67	41	983	14

Total loans	1,859	73	1,282	47	2,188	27

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

        The following table discloses financing receivables modified as troubled debt restructurings by modification programs as at December 31, 2013, 2014 and 2015.

	December 31,
	2013	2014	2015
Payment modification	3,999	3,988	6,636
Combination modification	4,088	2,412	1,065
Term modification	710	1,415	2,160
Interest only modification	538	568	1,184
Other	176	265	849

Total	9,511	8,648	11,894

        The following table discloses the ageing of financing receivables modified as troubled debt restructurings at December 31, 2013, 2014 and 2015.

	December 31,
	2013	2014	2015
Current Loans(1)	3,928	4,278	5,958
Past due 31-90 days	1,010	539	961
Past due greater than 90 days	4,573	3,831	4,975

Total	9,511	8,648	11,894

(1)
Loans less than 30 days past due are included in current loans.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses

        An analysis of the change in the allowance for loan losses by portfolio segment for the years ended December 31, follows:

	2013			2014			2015
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in millions)
Balance at beginning of year	3,158	3,492	6,650	3,599	3,539	7,138	4,199	4,593	8,792
Provision for loan losses	485	148	633	640	1,195	1,835	1,042	2,256	3,298
Write-offs	(58)	(114)	(172)	(49)	(96)	(145)	(109)	(217)	(326)
Recoveries	14	20	34	8	1	9	9	—	9

Net Write-offs	(44)	(94)	(138)	(41)	(95)	(136)	(100)	(217)	(317)
Sale of impaired loans	—	—	—	—	(25)	(25)	—	—	—
Translation differences	—	(7)	(7)	1	(21)	(20)	(4)	6	2

Allowance at end of year	3,599	3,539	7,138	4,199	4,593	8,792	5,137	6,638	11,775

        The Group's exposure to the Hellenic Republic comprises of a loan granted to the Hellenic Republic, loans to Hellenic public sector entities, loans guaranteed by the Hellenic Republic and loans to corporate and individuals guaranteed by the Hellenic Republic.

        Exposure to the Hellenic Republic and its related allowance at December 31,2014, and 2015 are as follows:

	December 31, 2014		December 31, 2015
	Total loans	Allowance for loan losses	Total loans	Allowance for loan losses
	(EUR in millions)		(EUR in millions)
Loan to Hellenic Republic	4,785	—	4,651	—
Loans to public sector entities	659	(80)	597	(108)
Corporate and Small Business loans	550	—	557	—
Mortgage loans	1,156	—	1,072	—

Total loans	7,150	(80)	6,877	(108)
Other assets	526	(15)	581	(60)

Total Exposure to Hellenic Republic	7,676	(95)	7,458	(168)

        With regards to the above exposure the Group has consistently applied its provisioning policy and has recognized allowance for loan losses, where deemed appropriate. As at December 31, 2015, the Group considered (a) the fact that no specific loss event in relation to the Hellenic Republic had occurred, (b) the fact that Hellenic Republic serviced the aforementioned exposures, and concluded that the exposure to Hellenic Republic did not qualify for impairment assessment.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses by portfolio segment

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2014.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	3,903	3,885	7,788
for impaired loans	3,824	3,826	7,650
for non-impaired loans	79	59	138
Impaired loans	10,932	7,733	18,665
Non-impaired loans	12,140	17,499	29,639
Foreign
Allowance for loan losses at year end of which:	297	707	1,004
for impaired loans	276	695	971
for non-impaired loans	21	12	33
Impaired loans	661	1,914	2,575
Non-impaired loans	2,454	2,822	5,276

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2015.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	4,886	5,913	10,799
for impaired loans	4,785	5,786	10,571
for non-impaired loans	101	127	228
Impaired loans	12,784	9,572	22,356
Non-impaired loans	9,283	15,935	25,218
Foreign
Allowance for loan losses at year end of which:	248	728	976
for impaired loans	245	728	973
for non-impaired loans	3	—	3
Impaired loans	664	1,841	2,505
Non-impaired loans	2,416	2,600	5,016

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

        As at December 31, 2015, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume and severity of past-due and non-accruing loans:

        The higher volume and severity of past due and non-accruing loans in 2015 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools on which we calculate a significant portion of the total loss allowances, (b) adjusting the loss rates by incorporating the most recent available information on recoveries and (c) adjusting upwards the probability of default, which is estimated using data from the previous twelve months. The worsening of the quality of our loan portfolio in terms of delinquencies was the primary cause of the significant increase in the allowance for loan losses based on homogeneous analysis.

        As at December 31, 2015, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for probable loan losses as at December 31, 2015 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2015, the worse than anticipated trends and the political uncertainty, were reflected in our allowance for loan losses estimated as of December 31, 2015, in three ways: firstly, it resulted in an increase in the level of past due and non-accruing loans which affected the provisions as described above, secondly, it increased the probability of default in our assessment for incurred but not identified impairment in homogeneous loans and thirdly the decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2015, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  Lending policies and procedures

        In response to the higher volume and severity of past due loans, we reviewed and tightened our credit approval criteria since 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 would be improved. However, the loans originated during 2014 and 2015 were not significant enough to cause a change in observed probabilities of default or loss given defaults.

        'The following tables set forth the allowances for loan losses by portfolio segment and by impairment methodology and the respective recorded investment as at December 31, 2014 and December 31, 2015

	Consumer loans		Commercial loans		Total
December 31, 2014	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	4,061	2,330	4,061	2,330
Coefficient	—	—	17,562	330	17,562	330
Homogeneous	23,070	3,903	3,609	1,225	26,679	5,128
Foreign	3,115	297	4,736	707	7,851	1,004

Total	26,185	4,200	29,968	4,592	56,153	8,792

	Consumer loans		Commercial loans		Total
December 31, 2015	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	5,682	3,708	5,682	3,708
Coefficient	—	—	16,350	740	16,350	740
Homogeneous	22,067	4,886	3,475	1,465	25,542	6,351
Foreign	3,080	248	4,441	728	7,521	976

Total	25,147	5,134	29,948	6,641	55,095	11,775

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

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 1,281 million and EUR 732 million at December 31, 2014 and December 31, 2015, respectively. In general, a loan is classified as collateral dependent when repayment is expected to be provided solely by the underlying collateral and the Group anticipates foreclosing on the loan and as a result the impairment is measured based on the fair value of the collateral. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

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

Securitized loans and Covered bonds

        Loans include securitized loans and loans used as collateral in the Covered Bond Programmes, as follows:

Securitized loans	2014	2015
	Restated
	(EUR in millions)
Receivables from Public sector (Titlos Plc—February 2009)	4,785	4,651
Mortgages (Spiti Plc—September 2011)	1,242	1,123
Auto loans (Autokinito Plc—September 2011)	83	45
Consumer loans (Agorazo Plc—September 2011)	887	739

Total	6,997	6,558

        During the current period the Group identified that the amount of Receivables from Public Sector (Titlos Plc-February 2009) for the year ended December 31, 2014 inadvertently included an amount not relating to the securitization. The amount was originally reported at EUR 6,579 million, but it has been restated to reflect correction of the error. This error only affects the specific item in the above table and does not have an impact on the balance sheet, income statement or retained earnings.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds	2014	2015
	(EUR in millions)
Mortgages	9,403	7,339
of which eligible collateral	9,121	7,009

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2015:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Titlos Plc(2)	Variable Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	Paid semi-annually at a rate of six-month Euribor plus 50 bps
Spiti Plc(1),(3)	Asset Backed Variable Rate Notes—Class A	Residential mortgages	September 20, 2011	September 2058	1,500	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Spiti Plc(1),(3)	Asset Backed Variable Rate Notes—Class B	Residential mortgages	September 20, 2011	September 2058	250	Paid semi-annually at a rate of six-month Euribor plus a margin of 400 bps
Autokinito Plc(1),(3)	Asset Backed Variable Rate Notes—Class A	Auto loans	September 23, 2011	September 2023	400	Paid semi-annually at a rate of six-month Euribor plus a margin of 200 bps
Autokinito Plc(1),(3)	Asset Backed Variable Rate Notes—Class B	Auto loans	September 23, 2011	September 2023	97	Paid semi-annually at a rate of six-month Euribor plus a margin of 350 bps
Agorazo Plc(1),(4)	Asset Backed Variable Rate Notes—Class A	Consumer loans	September 23, 2011	September 2033	1,250	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc(1),(4)	Asset Backed Variable Rate Notes—Class B	Consumer loans	September 23, 2011	September 2033	413	Paid semi-annually at a rate of six-month Euribor plus a margin of 450 bps

(1)
The Bank retains the option to call the notes on any interest payment date and issue new notes, or sell them as is to investors.

(2)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them to investors. The outstanding balance of Titlos Plc as at December 31, 2015 is EUR 4,418 million and has been rated Caa3 by Moody's.

(3)
On March 20, 2015, Spiti Plc proceeded with the partial redemption of class A notes of EUR 81 million. Autokinito Plc proceeded with the full redemption of class A notes of EUR 1 million and the partial redemption of class B notes of EUR 28 million. On September 21 2015, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of EUR 70 million and class B notes of EUR 20 million, respectively. The outstanding amounts of Spiti Plc and Autokinito Plc as at December 31, 2015 are EUR 854 million and EUR 49 million respectively.

(4)
Agorazo Plc proceeded with the partial redemption of class A notes of EUR 89 million on March 16, 2015 and EUR 65 million on September 15, 2015. The outstanding amount of Agorazo Plc as at December 31, 2015 amounts to EUR 392 million.

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

Covered bonds

        Under the covered bond Programmes I and II, the Bank has the following covered bonds series in issue as at December 31, 2015:

Programme	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Programme I(1)	Series 3	Residential mortgages	October 7, 2009	October 2016	846	Paid annually at a fixed coupon rate of 3.875%
Programme II(2),(3)	Series 1	Residential mortgages	June 24, 2010	June 2021	900	Paid quarterly at rate of three month Euribor plus a margin of 250 bps
Programme II(2),(3)	Series 2	Residential mortgages	June 24, 2010	June 2020	900	Paid quarterly at rate of three month Euribor plus a margin of 240 bps
Programme II(2)	Series 3	Residential mortgages	June 24, 2010	June 2019	1,350	Paid quarterly at rate of three month Euribor plus a margin of 230 bps
Programme II(2),(3)	Series 4	Residential mortgages	November 25, 2010	December 2018	850	Paid quarterly at rate of three month Euribor plus a margin of 210 bps

(1)
EUR 10 billion Global Covered Bond Programme ("Programme I") established on November 26, 2008. Programme I is rated Caa2 by Moody's and B– by Fitch.

(2)
EUR 15 billion Covered Bond Programme II ("Programme II") established on June 21, 2010. Programme II is rated Caa2 by Moody's and CCC+ by Fitch.

(3)
On April 1, 2015, the Bank proceeded with the partial cancellation of EUR 250 million from Series 1, EUR 300 million from Series 2 and EUR 250 million from Series 4.

        Other than the Series 3 of Programme I, all the above covered bonds have not been sold to investors and are held by the Bank and therefore are not presented within "Long-term debt" (see Note 24).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        Furthermore, the Bank, in 2015, has cancelled the following covered bonds issued under Programme II:

Series	Issue date	Cancellation date	Original nominal amount in EUR	Cancelled amount in million EUR
Programme II
Series 1	June 24, 2010	April 1, 2015	1.5 billion	250
Series 2	June 24, 2010	April 1, 2015	1.5 billion	300
Series 4	November 25, 2010	April 1, 2015	1.5 billion	250

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2014
	Opening 2014	Reclassification to Long-lived assets held for sale	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2014
	(EUR in millions)
International	259	—	28	(58)	229
Turkish Operations	1,892	(1,892)	—	—	—
Insurance	3	—	—	—	3
Other	32	—	—	—	32

Total	2,186	(1,892)	28	(58)	264

	2015
	Opening 2015	Reclassification to Long-lived assets held for sale	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2015
	(EUR in millions)
International	229	(122)	—	(105)	2
Insurance	3	—	—	—	3
Other	32	(15)	—	(12)	5

Total	264	(137)	—	(117)	10

        The change in International relates to impairment of EUR 105 million in relation to UBB. Furthermore, additional impairment of goodwill of EUR 104 million has been recorded in relation to the Private Equity Funds which was reclassified as held for sale (see Note 17).

        The reporting units utilized for goodwill impairment tests are the business segments or one level below the business segments, based on the level at which discrete financial information is available and management regularly reviews the operating results of that unit. The reporting unit where significant goodwill was allocated prior to our impairment test at December 31, 2015 was the International operations and the goodwill relates to the acquisition of UBB.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES (Continued)

        As at December 31, 2015, the Group concluded that there were indicators of potential impairment of the goodwill recognized on the Group's investment in UBB, as a result of the Bank's Restructuring Plan approved by the Directorate General for Competition on 4 December 2015, which includes a commitment for divestment from international operations, including Bulgaria. Based on our analysis performed, as of December 31, 2015, it was determined that the carrying value of the Group's investment in UBB including goodwill exceeded the fair value of the investment, requiring the Group to perform Step 2 of the goodwill impairment test, to measure the amount of impairment loss, if any. In performing Step 2 of the goodwill impairment test, the Group compared the implied fair value of goodwill recognized on the Group's investment in UBB to its carrying value of goodwill. For the determination of the fair value of the Group's investment in UBB, a valuation technique consistent with the market approach was applied with market multiples (i.e. Price to Tangible Book Value and Price to Earnings) from a set of comparable listed Central Eastern European financial institutions. The fair value assessed from the market multiples was then adjusted with other significant unobservable factors (i.e. control premium and marketability discount) and is categorized in Level 3 of the fair value hierarchy. This test resulted in the write-off of goodwill and an impairment loss of EUR 105 million was recognized in the income statement, within "Other non-interest expense" line item.

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2014			2015
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in millions)
Gross carrying amount	548	157	705	569	165	734
Accumulated amortization	(427)	(115)	(542)	(454)	(135)	(589)

Net book value	121	42	163	115	30	145

        As at December 31, 2015, intangibles identified upon the acquisition of acquired entities were fully impaired. The corresponding amounts as at December 31, 2014 amounted to EUR 13 million and consisted of core deposits of EUR 3 million customer relationships of EUR 2 million and trade names of EUR 8 million.

        Amortization expense on software and other intangibles amounted to EUR 58 million, EUR 53 million and EUR 59 million in 2013, 2014 and 2015 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 46 million, EUR 35 million, EUR 23 million, EUR 16 million and EUR 16 million for years 2016 through 2020 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2014	2015
	(EUR in millions)
Land	506	562
Buildings	1,226	1,162
Leasehold improvements	159	161
Furniture, fittings, machinery and vehicles	976	863

Total, at cost	2,867	2,748
Less: accumulated depreciation and impairment	(1,244)	(1,315)

Net book value	1,623	1,433

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 57 million, EUR 53 million and EUR 52 million for the years ended December 31, 2013, 2014 and 2015, respectively.

        Future minimum lease commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in millions)
2016	32
2017	26
2018	23
2019	19
2020	18
Thereafter	35

Total minimum lease payments	153

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2014	2015
	Restated(2)
	(EUR in millions)
Insurance related assets	516	597
Deferred tax assets	189	198
Prepaid income taxes	537	588
Assets acquired through foreclosure proceedings	194	165
Brokerage auxiliary funds	23	3
Private equity: Investees Assets(1)	116	—
Prepaid expenses	52	56
Advances to employees	18	8
Unlisted equity securities	86	32
Hellenic Deposit and Investment Guarantee Fund	469	478
Receivables from Greek State	511	521
Checks and credit card transactions under settlement	19	21
Trade and other receivables	70	134
Other	388	216

Total	3,188	3,017

(1)
The decrease is due to the reclassification of Private Equity Funds under line Long Lived Assets held for sale (please also refer to Note 17).

(2)
Information relating to restatement is disclosed in Note 44.

        Included in the above table are investments on behalf of policyholders who bear the investment risk, classified as Insurance related assets amounting to EUR 316 million and EUR 307 million at December 31, 2014 and 2015 respectively, which are carried at fair value.

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

        In accordance with article 13A of Law 3746/16.2.2009, all financial institutions participating in HDIGF's Resolution Section are liable for contributions at a rate of 0.09% calculated on their June average balance of total liabilities. In case that a financial institution is considered as not viable by the BoG, may decide that the institution's assets and liabilities to be transferred to a transferee institution. Following such decision, HDIGF's Resolution Section will cover any funding gap from the said transfer.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE

        Long lived assets held for sale and liabilities directly associated with long lived assets held for sale at December 31, 2015 comprise, Finansbank A.S., the NBGI Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

Finansbank

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank (the "Finansbank Transaction"). On December 21, 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank approved the transaction, which is also in line with the relevant commitment included in the Revised Restructuring Plan. The transaction was approved on March 3, 2016 by the Qatar Central Bank and on April 7, 2016 by BRSA. The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift that has a major effect on the Group's operations and financial results.

        Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, measured the assets and liabilities of the discontinued operation at the lower of carrying value or fair value less cost to sell and recognized an impairment loss of EUR 5,478 million during the period ended December 31, 2015 of which EUR 1,763 million related to the goodwill and EUR 96 million to intangibles recognized in the Group's consolidated financial statements. For the remaining amount of EUR 3,619 million, a valuation allowance was recorded against long-lived assets held for sale. The carrying amount of the Group's investment in Finansbank for impairment measurement purposes, included the cumulative translation loss adjustment of EUR 2,930 million, as required by ASC 830-30-45-13 through 45-15. Once the investment is sold, the cumulative translation loss adjustment will be derecognized from AOCI, thus increasing equity by EUR 2,930 million with no impact in the income statement.

        Goodwill relates to the acquisition of Finansbank and is tested for impairment annually, at December 31. In 2014, in Step 1 of the goodwill impairment test the fair value of the above reporting unit was estimated using the income approach and in particular the Dividend Discount Model ("DDM"). The DDM is based on management's forecasts, long term growth rates based on the respective country GDP rates adjusted for inflation and discount rates based on observable market long term government bond yields and average industry betas. For the Turkish banking operations reporting unit the DDM was based on a 6.2% terminal growth rate and 16.6% pretax discount rate.

        Based on the results of Step 1 of the impairment test, the Group determined that the fair value of the Turkish banking operations reporting unit exceeded the carrying amount by EUR 0.2 billion. The

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

result of the DDM was corroborated with other valuation methods, such as book value, market and transaction multiples. Based on these multiples, the implied value of the Turkish banking operations reporting unit, approximates the value derived from the DDM. A 1% increase in the pre tax discount rate or a 1% decrease in the terminal growth rate would decrease the fair value by EUR 0.2 billion and EUR 0.2 billion respectively. In addition, a 5% decrease in the forecast amounts available for dividends would decrease the fair value by EUR 0.2 billion.

NBGI Private Equity Funds

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in the Private Equity Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan. Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in the Private Equity Funds qualifies to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

        Following the decision to dispose its entire stake to the Private Equity Funds, the Group, based on the agreed consideration, measured the assets and liabilities of the Funds at the lower of carrying value of fair value less cost to sell and recognized an impairment loss of EUR 104 million during the period ended December 31, 2015.

Astir Palas Vouliagmenis S.A.

        On February 10, 2014 Jermyn Street Real Estate Fund IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement (the "Astir SPA") was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ('HRADF') in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the "Plan") in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the Astir SPA. The relevant Consultation Period (as per the current Astir SPA terms) began on May 11, 2015 and was extended to December 31, 2015 in agreement with the Preferred Investor. The consultations between the Parties

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

resulted in an agreement which was included in an Addendum to the Astir SPA dated December 31, 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development. Given that the delay is caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non-current assets held for sale in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

        Discontinued operations, long-lived assets held for sale and the liabilities directly associated with long-lived assets at December 31, comprised:

	As of December 31,
	2014	2015
	(EUR in millions)
ASSETS
Cash and due from banks	620	684
Deposits with Central Bank	2,518	2,528
Securities purchased under agreements to resell	71	—
Interest bearing deposits with banks	66	93
Trading assets	19	26
Derivative assets	1,146	1,723
Available-for-sale securities	1,884	1,675
Held-to-maturity securities	1,307	1,210
Equity method investments	80	35
Loans	18,840	19,441
Less: Allowance for loan losses	(700)	(960)

Net loans	18,140	18,481
Goodwill	1,981	—
Software and other intangibles	190	86
Premises and equipment	505	485
Accrued interest receivable	291	314
Other assets	350	345
Valuation allowance related to assets of the discontinued operations	—	(3,619)

Total assets of the discontinued operations	29,168	24,066

Total assets of disposal groups classified as held for sale	118	693

TOTAL ASSETS	29,286	24,759

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits	13,342	13,829
Non-interest bearing deposits	2,064	2,370

Total deposits	15,406	16,199
Securities sold under agreements to repurchase	1,467	1,464
Derivative liabilities	564	768
Other borrowed funds	2,303	972
Accounts payable, accrued expenses and other liabilities	1,273	1,234
Long-term debt	1,699	2,718

Total liabilities of the discontinued operations	22,712	23,355

Total liabilities of disposal groups classified as held for sale	7	295

Total liabilities	22,719	23,650

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

	Year ended December 31,
	2013	2014	2015
	(EUR in millions)
Net interest income before provision for loan losses	1,393	1,226	1,421
Provision for loan losses	(336)	(337)	(391)
Net interest income/(loss) after provision for loan losses	1,057	889	1,030
Total non-interest income / (loss) excluding gains / (losses) on investment securities	604	151	283
Net realized gains/(losses) on sales of available-for-sale securities	62	4	9
Net gains / (losses) on available for sale and held to maturity securities	62	4	9
Total non-interest income / (loss)	666	155	292
Total non-interest expense	(928)	(825)	(907)
Income / (loss) before income tax	795	219	415
Income tax expense	(147)	(50)	(60)
Net Income / (loss) from discontinuing operations before impairments	648	169	355
Impairment of goodwill and PPA's	—	—	(1,859)
Impairment of assets classified as discontinued operations	—	—	(3,619)
Net Income / (loss) from discontinuing operations after impairments	648	169	(5,123)
Less: Net income attributable to the non-controlling interest	(34)	(7)	(1)
NET INCOME / (LOSS) attributable to NBG shareholders	614	162	(5,124)

	Year ended December 31,
	2013	2014	2015
	(EUR in millions)
Cash Flows from discontinued Operations
Cash flows provided by/(used in) operating activities	(720)	743	(130)
Cash flows provided by / (used in) investing activities	(3,668)	(3,333)	(2,768)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        We participate in the Hellenic Republic Bank Support Plan as follows:

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

        On December 22, 2011, the Extraordinary General Meeting of the Bank's Shareholders approved a) the share capital increase by EUR 1,000 million through the issue of additional 200 million redeemable preference shares at a nominal value of EUR 5.00 each with the cancellation of the pre-emptive rights of the existing shareholders in favor of the Greek State, in accordance with the Greek Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank's Shareholders held on November 26, 2010 regarding the repurchase by the Bank of the 70 million redeemable preference shares in favor of the Greek State, in accordance with the Greek Law 3723/2008.

        On December 30, 2011, following the above decision, the Bank issued the 200 million redeemable preference shares at a nominal value of 5.00 Euro each.

        As a result of Cabinet Act 45/07.12.2015 (see also Note 33), all the 270,000,000 outstanding preference shares issued in favor of the Greek State, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF.

        Therefore, following the above there are no under Greek Law 3723/2008 preference shares outstanding. Please also refer to Note 33.

  Pillar II—Government guaranteed borrowings facility

        Under the government-guaranteed borrowings facility, as of December 31, 2015 we participated in the second pillar of Greek Law 3723/2008 as follows:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Variable Rate Notes	May 2, 2013	May 3, 2016	4,500	Three-month Euribor plus 1,200 bps	Quarterly
Variable Rate Notes	October 19, 2015	April 19, 2016	2,600	Six-month Euribor plus 800 bps	Semi-annually
Variable Rate Notes	July 27, 2015	January 27, 2016	1,075	Six-month Euribor plus 800 bps	Semi-annually
Variable Rate Notes	October 19, 2015	January 19, 2016	1,500	Three-month Euribor plus 800 bps	Quarterly

Total			9,675

        Subsequent to December 31, 2015, under the same Pillar the Bank issued the following note:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Variable Rate Notes	April 21, 2016	April 21, 2017	3,000	Three-month Euribor plus 900 bps	Quarterly

Total as of April 30, 2016			3,000

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

        Additionally, on April 15, 2016, under the same Pillar the Bank partially cancelled the following note:

Description	Issue date	Maturity date	Nominal amount in million EUR	Interest rate	Interest payment
Variable Rate Notes	May 2, 2013	May 3, 2016	3,000	Three-month Euribor plus 1,200 bps	Quarterly

Total as of April 30, 2016			3,000

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

        On March 30, 2016, the Bank cancelled the aforementioned notes under Pillar III.

NOTE 19:    PLEDGED ASSETS

        At December 31, 2014 and 2015, the Group pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the amount of EUR 11,036 million and EUR 30,302 million, respectively. The corresponding liabilities are presented in Note 20 within interbank interest bearing deposits.

        The pledged amounts as at December 31, 2015 relate to the following instruments:

  •
  Trading, held-to-maturity and available-for-sale debt securities of EUR 13,518 million;

  •
  Loans amounting to EUR 11,086 million; and

  •
  Covered bonds of a nominal value of EUR 4,000 million backed with mortgage loans as total value of EUR 5,698 million

        Additionally to the amounts above, the Bank has pledged off-balance sheet assets for funding purposes with the Eurosystem:

  •
  variable rate notes of EUR 9,675 million, issued under the government-guaranteed borrowing facility provided by Greek Law 3723/2008 (pillar II) and held by the Bank (see Note 18); and

  •
  special Greek government bonds of EUR 2,109 million obtained from Public Debt Management Agency under the provisions of Greek Law 3723/2008 (pillar III), collateralized with customers loans (see Note 18).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19:    PLEDGED ASSETS (Continued)

        In addition to the pledged items presented above, as at December 31, 2015, the Group has pledged Hellenic Republic Treasury bills of EUR 181 million for trade finance purposes.

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 87,400, which approximates USD 100,000, was EUR 24 million at December 31, 2015 (2014: EUR 136 million). At December 31, 2015, interest-bearing deposits with scheduled maturities in excess of one year were EUR 477 million (2014: EUR 653 million).

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2014			2015
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)			(EUR in millions)
Interest bearing:
Public sector	2,932	38	2,970	2,825	32	2,857
Private sector:
Corporations	5,046	1,752	6,798	3,661	1,633	5,294
Individuals	34,246	4,840	39,086	28,605	4,418	33,023
Interbank	14,667	1,040	15,707	24,162	569	24,731

Total interest bearing deposits	56,891	7,670	64,561	59,253	6,652	65,905

Non-interest bearing:
Public sector	228	4	232	165	2	167
Private sector:
Corporations	885	92	977	966	147	1,113
Individuals	92	174	266	146	185	331
Interbank	45	25	70	22	26	48

Total non-interest bearing deposits	1,250	295	1,545	1,299	360	1,659

Total:
Public sector	3,160	42	3,202	2,990	34	3,024
Private sector:
Corporations	5,931	1,844	7,775	4,627	1,780	6,407
Individuals	34,338	5,014	39,352	28,751	4,603	33,354
Interbank	14,712	1,065	15,777	24,184	595	24,779

Total deposits	58,141	7,965	66,106	60,552	7,012	67,564

        Included in the above table are interest bearing deposits of EUR 16 million and EUR 2 million for 2014 and 2015 respectively for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2014 losses of EUR (1) million and during 2015 losses of NIL million, relating to fair value changes of these deposits were included in net trading gain/(loss).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS (Continued)

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the Eurosystem amounting to EUR 14,240 million (of which ECB funding EUR 14,240 million and ELA funding NIL) and EUR 24,029 million (of which ECB funding EUR 12,529 million and ELA funding EUR 11,500 million) for 2014 and 2015 respectively.

        On December 18, 2015, following the Resolution Measures Committee of the Bank of Greece (meeting no 28/18.12.2015), the deposits of the credit institution under resolution "Cooperative Bank of Peloponnese Coop Ltd" were transferred to the Bank. The decision was also published in the Government Gazette "N.2762/18.12.2015". The amount transferred was EUR 95 million.

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2014	2015
	(EUR in millions)
Securities sold under agreements to repurchase	3,587	101
Securities sold under agreements to repurchase:
Average outstanding during the year	4,010	454
Weighted average interest rate during the year	0.52%	0.49%
Weighted average interest rate at year end	0.22%	1.48%
Amount outstanding at month end:
January	4,004	637
February	3,857	129
March	4,244	121
April	4,940	140
May	2,776	90
June	4,188	254
July	4,270	267
August	4,942	157
September	3,833	199
October	4,334	116
November	3,642	101

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Continued)

Securities sold under agreements to repurchase

	2015
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
	(EUR in millions)
Debt securities issued by other governments and public entities	—	20	20	—	40
Debt securities issued by financial institutions incorporated outside Greece	—	—	15	—	15
Corporate debt securities issued by companies incorporated in Greece	—	—	—	46	46

Total	—	20	35	46	101

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction.

NOTE 22:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2014	2015
	Restated(2)
	(EUR in millions)
Accrued expenses and deferred income	113	110
Amounts due to re-insurers	17	56
Income and other taxes payable	79	69
Accounts payable	230	245
Payroll related accruals	27	17
Private equity: liabilities of investee entities(1)	290	—
Unsettled transactions on debt securities	1	—
Accrued interest and commissions	262	229
Deferred tax liability	21	22
Amounts due to third-parties under collection agreements	124	16
Pension liability	291	273
Amounts due to government agencies	151	168
Liabilities relating to deposit administration funds (DAF)	200	177
Checks and credit card transactions under settlement	224	128
Sale of Real Estate accounted for as financing obligation	743	707
Other	201	356

Total	2,974	2,573

(1)
The decrease is due to the reclassification of Private Equity Funds under line "Liabilities directly associated with long-lived assets held-for-sale", (please also refer to Note 17).

(2)
Information relating to restatement is disclosed in Note 44.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES (Continued)

        Included in the above table under "Other" are liabilities carried at fair value, relating to short positions in shares amounting to EUR 4 million and NIL at December 31, 2014 and 2015 respectively.

        The sale of Real Estate, accounted for as financing obligation of EUR 707 million relates to the transfer of 66.00% of the participation interest to Invel Real Estate which is treated as a sale of real estate accounted for as financing obligation (see Notes 3 and 4).

        The Group has committed under the Revised Restructuring Plan, to decrease its Total Full Time Equivalent personnel ("FTEs") in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Based on this commitment, as of December 31, 2015 the Group recognized a provision of EUR 118 million, which is presented within "Other" line item.

NOTE 23:    INSURANCE RESERVES

        Ethniki Hellenic General Insurance S.A. ("EH") has consistently made a provision for loss reserves by estimating the potential liability on a claim by claim basis. Activity in the liability for outstanding claims and claim adjustment expenses for the year ended December 31, comprises of:

	2014	2015
	(EUR in millions)
Property and casualty reserves
Reserve for outstanding claims and claim adjustment expenses as at January 1,	603	578
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	110	114
Change in provision for insured events of prior years	(36)	(61)

Total incurred claims and claim adjustment expenses	74	53
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(32)	(27)
Claims and claim adjustment expenses attributable to insured events of prior years	(68)	(64)

Total payments	(100)	(91)
Changes in unearned premium reserves	1	(11)

Reserves for outstanding claims and claim adjustment expenses as at December 31,	578	529

        The share of reinsurers in property and casualty insurance reserves amounted to EUR 330 million and EUR 288 million at December 31, 2014 and 2015 respectively.

        Acquisition costs amortized for the year ended December 31, 2015 amounted to EUR 22 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

        The change in the provision for insured events of prior years is due to the adjustment of the case reserves as new information becomes available.

	2014	2015
	(EUR in millions)
Future policy benefit liabilities
Mathematical and other future policy benefit liabilities at 1 January	1,901	1,670
Increase in reserves	23	166
Paid claims and other movements	(254)	(271)

Mathematical and other future policy benefit liabilities at December 31,	1,670	1,565

Total insurance reserves	2,248	2,094

        The interest rate curve used in estimating insurance contract liabilities is the ECB AAA curve plus a spread based on estimates of investment yields, net of related investment expenses, expected at the time the insurance contracts are made, and including a risk of adverse deviation. Interest assumptions are adjusted in the event that a premium deficiency exists.

Reinsurance arrangements

        The reinsurance program of EH is designed to minimize the Group's exposure to large claims and reduce accumulation against catastrophic risks. The level of risk retained by the Group is determined by the levels of Shareholder Equity, Gross Written Premium and Possible Maximum Loss per type of risk underwritten.

        Income from insurance operations at December 31, comprised:

	2013	2014	2015
	(EUR in millions)
Gross written premiums	511	506	476
Cancellation commissions	2	2	1

Total income from insurance operations	513	508	477

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

        The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2013	2014	2015
	(EUR in millions)
Premiums written	153	160	155
Reinsurance ceded	(4)	—	—

Net written premiums	149	160	155

Premiums earned	151	160	149
Reinsurance ceded	(8)	—	—

Net earned premiums	143	160	149

        Included in premiums earned for 2013, 2014 and 2015 are reinsurance premiums assumed of EUR 1 million, NIL and NIL respectively.

        Net premiums earned on long-duration life insurance contracts amounted to EUR 151 million, EUR 94 million and EUR 110 million for 2013, 2014 and 2015 respectively.

Property and casualty insurance contracts

	2013	2014	2015
	(EUR in millions)
Direct premiums written	259	238	210
Reinsurance premiums assumed	8	7	(1)
Reinsurance ceded	(58)	(70)	(70)

Net premiums written	209	175	139

Direct premiums earned	279	244	224
Reinsurance premiums assumed	4	4	(1)
Reinsurance ceded	(60)	(71)	(72)

Net premiums earned	223	177	151

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2014
By remaining maturity	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
Senior Debt:
Fixed Rate	31	1,593	240	1,864
Variable Rate	—	372	36	408
Subordinated Debt:
Fixed Rate	19	—	7	26
Variable Rate	1	—	29	30
Other:
Fixed Rate	2	—	14	16
Variable Rate	2	—	39	41

Total	55	1,965	365	2,385

	2015
By remaining maturity	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	828	15	218	1,061
Variable Rate	98	282	33	413
Other:
Fixed Rate	1	2	9	12
Variable Rate	4	100	6	110

Total	931	399	266	1,596

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2014
(EUR in millions)
Fixed, with a weighted average rate of 3.92%, maturing up until 2026 and denominated in EUR	1,849
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	15

Total	1,864

Variable, with a weighted average rate of 3.68%, maturing up until 2022 and denominated in EUR	408

Total	408

2015
(EUR in millions)
Fixed, with a weighted average rate of 3.63%, maturing up until 2026 and denominated in EUR	1,046
Fixed, with a weighted average rate of 5.0%, maturing up until 2018 and denominated in BGN	15

Total	1,061

Variable, with a weighted average rate of 3.46%, maturing up until 2022 and denominated in EUR	413

Total	413

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Senior fixed rate debt

        The financial conditions of the major long-term senior fixed rate debt as of December 31, 2015, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate	Interest payment
Covered bonds
NBG	Fixed rate covered bonds- Third Series	October 7, 2009	October 2016	EUR	846	(1)	4	Fixed coupon rate of 3.875%	Annually
Fixed rate notes
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	45	(2)	—	Fixed interest rate of 2.535%	Quarterly
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	45	(2)	—	Fixed interest rate of 2.519%	Quarterly
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	66	(2)	—	Fixed interest rate of 2.68%	Semi-annually
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	63	(2)	—	Fixed interest rate of 2.96%	Semi-annually

(1)
Includes fixed rate covered bonds issued by the Bank under the EUR 10 billion covered bonds program, which are described in Note 13 and the Group has elected the fair value option. During 2015, net gains of EUR 43 million (2014 loss: EUR 61 million) resulting from changes in the fair value of these notes were recorded in Net trading gain / (loss). Fair value gains of EUR 20 million were attributable to changes in instrument specific credit risk (2014: loss of EUR 76 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2015 were EUR 826 million and EUR 849 million respectively (2014: EUR 872 million and EUR 852 million).

(2)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as of December 31, 2015, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate	Interest payment
Variable rate corporate bonds
NBG Pangaea Reic	Variable rate bond	August 20, 2014	July 2019	EUR	232		—	Euribor plus 4.85%.	Quarterly
Variable rate notes
NBG	Variable Rate Notes	September 1, 2009	September 2016	EUR	95	(1)	—	Three-month Euribor plus 0.576%	Quarterly
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR	33	(1)	—	Six-month Euribor plus 1.674%	Semi-annually

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

(b)   Long-Term Subordinated debt

        Long-term Subordinated debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2014
(EUR in millions)
Fixed, 7.00% up to August 3, 2015, redeemable on or after Aug. 2015 and denominated in EUR	19
Fixed, 6.29% up to November 8, 2016, redeemable on or after Nov. 2016 and denominated in GBP	7

Total	26

Variable, with a weighted average rate of 2.85%, redeemable on July 2034 and denominated in EUR	8
Variable, with a weighted average rate of 1.86%, redeemable on Nov. 2035 and denominated in EUR	7
Variable, with a weighted average rate of 5.89%, redeemable on Feb. 2036 and denominated in EUR	10
Variable, with a weighted average rate of 2.86%, redeemable on Nov. 2035 and denominated in USD	5

Total	30

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

        Certain debt instruments were issued by 100% owned "finance subsidiaries" of the Bank, NBG Funding Ltd (unconsolidated) and NBG Finance Plc (consolidated), NBG Finance (Sterling) Plc (consolidated) and NBG Finance (Dollar) Plc (consolidated) (the "finance subsidiaries"). The Bank had fully and unconditionally guaranteed all securities issued by these companies. There were no restrictions on the ability of these "finance subsidiaries" to transfer funds to the Bank in the form of cash dividends, loans and advances.

        The proceeds of the instruments issued by NBG Funding Ltd were lent to NBG Finance Plc, NBG Finance (Sterling) Plc and NBG Finance (Dollar) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each of the instruments referred to above but with a 31 year maturity.

        The Group does not consolidate NBG Funding Ltd as the Group is not deemed to be the primary beneficiary of the entity. Therefore, the Group did not have the obligation to absorb losses or the right to receive benefits as the only assets of NBG Funding Ltd were loans to and deposits with NBG.

Liability Management Exercise ("LME") and mandatory conversion

        The capital plan approved from SSM (see Note 36), among other actions, included offerings to eligible holders of debt instruments.

        In this context, on December 1, 2015, the Bank announced the results of the LME offers which commenced on November 2, 2015 and expired on December 1, 2015 for the buy back of up to the total amount of the debt securities issued the finance subsidiaries, in consideration for subscription of new ordinary shares in the share capital increase, as approved on November 17, 2015 by the Extraordinary General Meeting of the Bank's shareholders.

  Mandatory conversion

        The remaining debt instruments that were not tendered in the LME Offers, were included in the Burden Sharing Measures specified in the context of the provision of state aid to the Bank as descripted in Note 33 which provided the mandatory conversion into ordinary shares of the outstanding debt instruments, all subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law. More specifically, as per Art 6a of Greek Law 3864/2010, the Act sets out, inter alia the terms under which: (a) the guarantees written by NBG to the holders of the certain debt instruments issued by NBG Funding Ltd were converted to NBGs' common shares, and (b) the total amounts of the notes (Eurobonds) issued by NBG and held by NBG Funding Ltd were written down in full due to the above capitalization of the Guarantees. Therefore, according to the Act the contingent liabilities assumed by NBG by providing subordinated guarantees to third parties in connection with the issuance of each of the certain debt instruments issued by NBG Funding Ltd were converted to new common shares of NBG. The value of the equity shareholding in NBG delivered to the holders of the certain debt instruments was equivalent to 30% of the par value they hold. As a result the value of the certain debt instruments on NBG's Statement of Financial Position has been reduced to nil.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

        The result of the LME Offer and the Burden Sharing Measures in respect of the Target Securities were as follows:

Issuer	Repurchase Price	Currency	Aggregate Outstanding Nominal	Total Nominal Value accepted for the repurchase according to the LME offer	Total Nominal Value that was not in the possession of the Bank after the settlement of the LME date and therefore subjected to the Burden Sharing Measures(1)
		Amounts in million
Senior Unsecured Notes:
NBG Finance Plc	100%	EUR	701	667	34
Subordinated fixed rate notes:
NBG Finance Plc	75%	EUR	18	1	17
NBG Funding Ltd-Series A	30%	EUR	18	7	11
NBG Funding Ltd-Series B	30%	EUR	19	6	13
NBG Funding Ltd-Series C	30%	USD	14	8	6
NBG Funding Ltd-Series D	30%	EUR	23	9	14
NBG Funding Ltd-Series E	30%	GBP	9	1	8

(1)
Nominal amount or liquidation preference, as applicable, of the relevant securities outstanding, excluding (i) relevant securities previously purchased and held by the Bank or its subsidiaries prior to the launch of the relevant Offer; and (ii) relevant securities to be purchased by the Bank pursuant to the relevant Offer on the relevant securities Purchase Date.

        On December 9, 2015 the Bank announced the mandatory conversion into ordinary shares, of the instruments not offered in the context of the LME Offer. The amount used for the share capital increase amounted to EUR 64 million by issuing 211,979,849 ordinary shares. The gain that resulted from the LME offer and Burden Sharing Measures amounted to EUR 16 million and was recognized in Net trading gain/loss (see Note 28).

(c)   Long-Term Other debt

        Variable rate borrowings of NBG Pangaea REIC subsidiaries amounted to EUR 106 million, all denominated in EUR.

        Moreover, borrowings of Stopanska Banka amounted to EUR 14 million, denominated in Makedonian Dinar and Euro (of which fixed rate borrowings amounted to EUR 12 million and variable rate borrowings amounted to EUR 2 million) and variable rate borrowings of Vojvodjanska Banka amounted to EUR 2 million all denominated in Euro.

NOTE 25:    CONTINGENTLY CONVERTIBLE DEBT

        On December 9, 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingently Convertible securities ("CoCos"). The Hellenic Financial Stability Fund ("HFSF") subscribed these CoCos for the amount of EUR 2,029 million in exchange for part of the debt securities issued by the ESM (see Note 11).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    CONTINGENTLY CONVERTIBLE DEBT (Continued)

        The CoCos bear interest at 8% per annum for the first seven years and thereafter, the interest rate is set to the sum of: (a) the 7-year Mid-Swap Rate plus (b) the difference between the initial interest rate of 8% and the 7-year Mid-Swap Rate at the CoCos' issue date. Payment of interest (whether in whole or in part) is entirely at the discretion of the Bank. However, if the Bank does not pay all or any part of any scheduled interest payments more than once, or the CET1 ratio of the Bank, calculated on a consolidated or a solo basis, is lower than 7%, then the CoCos are automatically converted into ordinary shares of the Bank determined by dividing 116% of the nominal value of the then outstanding CoCos by the subscription price of the 2015 Recapitalisation (i.e. EUR 0.30 per share). Based on the total amount of CoCos currently outstanding, the number of ordinary shares that would be issued is 7,846,240,000. The Bank's Board of Directors has the option, at its full discretion, to pay interest in the form of newly issued ordinary shares of the Bank based on the then current market price of these shares.

        HFSF can convert the CoCos into 7,846,240,000 ordinary shares of the Bank in December 2022. The Bank has the option to repay in cash all or some of the CoCos at any time at their initial nominal value plus any accrued and unpaid interest, provided that all necessary regulatory approvals are obtained.

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2014	2015
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*	6	6
Commercial letters of credit	474	224
Standby letters of credit and financial guarantees written	3,598	3,257

Total	4,078	3,487

*
Commitments to extend credit as at December 31, 2014 and 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2015 are EUR 5,738 million (2014: EUR 6,743 million).

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

        Legal Contingencies.    The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2014 and 2015 the Group has accrued for cases under litigation the amount of EUR 67 million and EUR 62 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

Continuing operations	2013	2014	2015
	(EUR in millions)
Custody, brokerage & investment banking	32	32	23
Retail lending fees	16	15	13
Corporate lending fees	130	132	116
Banking fees & similar charges	118	118	110
Fund management fees	15	15	12

Total	311	312	274

NOTE 28:    NET TRADING GAIN/LOSS

        In addition to the net unrealized losses on trading assets (see Note 9), the losses on derivative instruments (see Note 10), the losses on deposits and the losses on long-term debt at fair value (see Note 20 and Note 24, respectively), net trading gain/loss in 2014 also includes gains from the re-purchase by the Group from the open market of debt securities issued by the Group of EUR 5 million. The remaining amount in net trading gain/loss in 2015 mainly relates to gains of EUR 4 million that resulted from the LME offer and from the Burden Sharing Measures on the Long-term Debt and gains of EUR 16 million from the LME offer and the Burden Sharing Measures relating to the Preferred securities (see Note 24).

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2013	2014	2015
	(EUR in millions)
Income from insurance operations	514	508	477
Gain on disposal of subsidiaries	—	11	—
Gain on disposal of premises	—	1	1
Hotel revenues	28	31	28
Other	249	122	100

Total	791	673	606

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2013	2014	2015
	(EUR in millions)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	531	256	306
Credit card costs	14	16	18
Hotel running costs	28	24	20
Broker costs	5	5	4
Rental expense	57	53	52
Taxes and duties other than income tax	74	38	34
Promotion and advertising	26	28	22
Third party fees	75	118	104
Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II & III & ELA	185	161	197
Other provisions	44	325	340
Other	221	225	193

Total	1,260	1,249	1,290

        Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II & III relate to the fees payable to the Hellenic Republic with respect to the notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of Pillar II & III of the Hellenic Republic Bank Support Plan and commissions on ELA funding, as described in Note 18.

        The Group has committed under the Revised Restructuring Plan, to decrease its FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Based on this commitment, as of December 31, 2015 the Group recognized a provision of EUR 118 million, which is presented within "Other Provisions".

        Insurance claims, reserves movement, commissions and reinsurance premium ceded for the years ended December 31 comprised:

	2013	2014	2015
	(EUR in millions)
Reinsurance premiums ceded	62	74	74
Insurance benefits and claims incurred	355	311	324
Reinsurance recoveries	7	(6)	(40)

Net insurance claims and benefits incurred	362	305	284
Movement in mathematical and other reserves	23	(190)	(121)
Share of reinsurers	6	2	4

Net movement in mathematical and other reserves	29	(188)	(117)
Commission expense	64	55	54
Other insurance related expenses	14	10	11

Total	531	256	306

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT

        The allocation of income / (loss) before income tax between domestic and foreign is as follows:

	2013	2014	2015
	(EUR in millions)
Income / (loss) before income tax domestic	(665)	(2,672)	(3,296)
Income / (loss) before income tax foreign	106	93	(6)

	(559)	(2,579)	(3,302)

        The significant components of the income tax/(expense) for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	(EUR in millions)
Income tax (expense):
Current tax expense domestic	(31)	11	(62)
Current tax expense foreign	(4)	(13)	(15)
Deferred tax (expense)/benefit domestic	51	(62)	34
Deferred tax (expense)/benefit foreign	(36)	1	1

Total income tax (expense)	(20)	(63)	(42)

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2013	2014	2015
	(EUR in millions)
Income tax calculated based on statutory income tax rate of 29% (2013: 26%, 2014: 26%)	(145)	(670)	(958)
Adjustments relating to income taxes from prior years	—	—	(9)
Effect of tax exempt income	(155)	(165)	(168)
Effect of different tax rates in other countries	37	(20)	2
Non deductible expenses	26	37	133
Statutory revaluation of fixed assets	11	—	—
Effect of change in income tax rate	(1,069)	—	(697)
Valuation allowance for deferred tax assets	1,297	918	1,080
Non-offsettable income taxes with current year income taxes	1	2	18
Effect from offsetting of prior year carry forward tax losses	—	—	598
Income tax audit settlement	(7)	—	27
Other	24	(39)	16

Income tax expense / (benefit)	20	63	42

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2014	2015
	(EUR in millions)
Deferred Tax Assets:
Allowance for loan losses	1,821	2,956
Mark to market valuation of securities and derivatives	549	519
Pension and other post retirement benefits	97	104
Insurance reserves	71	55
Revaluation of land and buildings	152	163
Intangibles recognized upon acquisition and other assets	1	1
Tax loss carried forward	1,024	798
Other	288	317
PSI tax losses	2,221	2,385

Gross deferred tax assets	6,224	7,298
Deferred tax assets / liabilities for netting	(58)	(43)

Net deferred tax assets	6,166	7,255
Valuation allowance for deferred tax assets	(5,977)	(7,057)

Net deferred tax assets after valuation allowance	189	198

Deferred Tax Liabilities:
Allowance for loan losses	(11)	(10)
Mark to market valuation of securities and derivatives	(16)	(10)
Insurance reserves	(1)	—
Revaluation of land and buildings	—	(5)
Intangibles recognized upon acquisition and other assets	(13)	(13)
Tax free reserves	(17)	(18)
Other	(21)	(9)

Gross deferred tax liabilities	(79)	(65)
Deferred tax liabilities / assets for netting	58	43

Net deferred tax liabilities	(21)	(22)

Reconciliation of the movement of valuation allowance for deferred tax assets:

	2014	2015
	(EUR in millions)
Opening balance	5,059	5,977
Charge for the period	918	1,080

Closing balance	5,977	7,057

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 189 million and EUR 198 million, at December 31, 2014 and 2015

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2014 and 2015 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

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

        The Group as at December 31, 2015 has a deferred tax asset of EUR 798 million on the tax losses carry-forward of EUR 2,835 million which expire as follows:

Year	(EUR in millions)
2016	37
2017	66
2018	31
2019	1,702
2020	994
2021	—
Unlimited	5

Total	2,835

        The applicable Greek statutory corporation income tax rate was 26% for 2013 and for 2014 and 29% for 2015. In January 2013, Greek Law 4110/2013 provided that for the periods commencing from January 1, 2013 thereon, the nominal corporation tax rate was increased to 26%. Furthermore, for profit distributions approved from January 1, 2014 onwards the withholding tax is reduced to 10% from 25%.

        On July 16, 2015, a new Law 4334/2015 was voted, relating to immediate prerequisites for negotiation and agreement with European Stability Mechanism (ESM), by which the corporation tax rate is increased to 29%. The increase is effective from January 1, 2015 onwards.

        Following the recent tax law, the withholding tax on dividends distributed from January 1, 2016 onwards, is increased from 10% to 15%.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the increase in the nominal tax rates. The total effect, for the years ended December 31, 2013, 2014 and 2015, was an expense of EUR (1,069) million, NIL and EUR (697) million respectively which

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

was offset by an equivalent amount of valuation allowance resulting in a total net effect of NIL for the years 2013, 2014 and 2015.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2013	2014	2015
	(EUR in millions)
Balance, at beginning of year	10	3	3
Reductions related to positions taken during prior years	(7)	—	9
Settlements	—	—	(9)

Balance, at end of year	3	3	3

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2014 while 2015 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A. in the framework of the tax audit certificate according to art. 65A of Law 4174/2013. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on February 4, 2015. According to the tax assessment notice received on March 11, 2015, an additional tax of EUR 36 million was levied to the Bank. An amount of EUR 27 million was paid to the tax authorities and the remaining amount of EUR 9 million (penalties and interests) was permanently waived by the tax authorities in accordance with the provisions of Law 4321/2015. The Bank has appealed the decision. The tax audit certificates for the years 2011, 2012, 2013 and 2014 were unqualified and issued by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., on July 27, 2012, September 27, 2013, July 10, 2014 and October 30, 2015 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years 2011, 2012, 2013 and 2014, for which a tax audit certificate has been issued by the independent auditor.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The open tax years of the major companies of the Group at December 31, 2015, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2011–2015
NBG London Branch (United Kingdom)	2014–2015
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2014–2015
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2010–2015
Banca Romaneasca S.A. (Romania)	2009–2015
NBG Securities S.A. (Greece)	2009–2015
NBG Asset Management Mutual Funds S.A. (Greece)	2009–2015
Ethniki Leasing S.A. (Greece)	2010–2015
Ethniki Hellenic General Insurance S.A. (Greece)	2010–2015

NOTE 32:    RELATED PARTY TRANSACTIONS

        The nature of the significant transactions entered into by the Group with related parties during the year ended December 31, 2015 and 2014 and the significant balances outstanding at December 31, 2015 and 2014 are presented below.

a.     Transactions with members of the Board of Directors and management

        The Group has entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

        All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

        The aggregate amount of loans, deposits and letters of guarantee to related parties, at Group level, totaled EUR 100 million, EUR 25 million and EUR 10 million respectively as at December 31, 2015 (December 31, 2014: EUR 108 million, EUR 16 million and EUR 15 million respectively).

b.     Transactions with subsidiaries, associates and joint ventures

        The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). As at December 31, 2015, the aggregate amount of receivables from affiliates totaled EUR 16 million, the amount of payables to affiliates totaled EUR 65 million and the amount of letters of guarantee to affiliates totaled EUR 2 million (December 31, 2014: EUR 16 million, EUR 145 million and EUR 2 million respectively). For the year ended December 31, 2015, the aggregate amount of income from affiliates totaled EUR 38 million and the amount of expense to affiliates totaled EUR 11 million (December 31, 2014: EUR 38 million and EUR 13 million respectively).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS (Continued)

c.     Transactions with other related parties

        The total receivables of the Group from the employee benefits related funds as at December 31, 2015, amounted to EUR 781 million (December 31, 2014: EUR 674 million). The total payables of the Group to the employee benefits related funds as at December 31, 2015, amounted to EUR 149 million (December 31, 2014: EUR 142 million).

d.     Transactions with HFSF

        Taking into consideration the HFSF Law, the Amended Relationship Framework Agreement between the Bank and the HFSF, the fact that HFSF holds 40.39% of the Bank's ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank's Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. Other than the ordinary shares and CoCos issued by the Bank and held by HFSF, no transactions or balances exist with HFSF.

NOTE 33:    PAID-IN CAPITAL

Common stock increase in the context of the 2015 Recapitalization

        On November 17, 2015, the Extraordinary General Meeting of the Shareholders approved a) the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309, b) the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses and c) the share capital increase by EUR 4,482 million in the context of recapitalization of the banks pursuant to the provisions of Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through In-Cash Contribution and/or In-Kind Contribution including the issuance of a convertible bond loan through the issuance of unsecured, perpetual and subordinated bonds, contingently convertible into ordinary shares of the Bank.

        Specifically, the amount of capital increase was determined after the publication of the results of the Comprehensive Assessment ("CA") conducted by the ECB, following the Euro Summit Statement of July 12, 2015 and the ECB's decision of August 5, 2015. The CA resulted in a total capital shortfall of EUR 4,482 million, EUR 1,456 million of which was due to the baseline scenario and EUR 3,026 million was due to the adverse scenario. The Bank submitted its capital plan to the SSM, which among other actions, included a private placement to qualified investors abroad (Offer Abroad), a public offering in Greece (Public Offer), and offerings to eligible holders of debt and capital instruments (collectively, the "Private Capital Raising Measures") which were intended to raise at least an amount of capital sufficient to cover the baseline scenario shortfall of EUR 1,456 million and State Aid through HFSF. Any capital raised through the Private Capital Raising Measures in excess of the baseline scenario shortfall was to be applied towards covering of the adverse scenario shortfall of EUR 3,026 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

In-Cash Contribution

        As regards the In-Cash Contribution, the offer of shares was to be incurred through the Offer Abroad and through the Public Offer.

        The allocation between the Offer Abroad and the Public Offer decided to be as follows (subject to increased demand):

  •
  In case an amount of EUR 1,456 million is raised through the Offer Abroad, then new shares which correspond to capital of EUR 146 million could be offered by the Bank in the Public Offer.

  •
  In the event of increased demand in the context of the Offer Abroad, as per the above, the amount to be offered in the Public Offer should not exceed 10% of the above increased amount of final coverage of the Offer Abroad.

  •
  In case the amount of coverage of the Offer Abroad is lower than EUR 1,456 million, then new shares corresponding to a total amount of capital raised up to EUR 300 million to be offered by the Bank in the Public Offer.

        On December 8, 2015, the Board of Directors certified that the capital raised through the Offer Abroad amounted to EUR 457 million with the issuance of 1,524,851,811 new shares whereas the capital raised through the Public Offer amounted to EUR 300 million with the issuance of 999,852,461 new shares. The subscription price was set at 0.30 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

        The In-Cash Contribution also included the Liability Management Exercise ("LME") which related to the offer for purchase of the Bank's outstanding debt and capital instruments (see Note 24).

        Following the above, on November 2, 2015, the Bank announced the offer for purchase of the outstanding senior and subordinated debt instruments together with the offer for purchase of the outstanding preferred securities (5 Series) and the participation of the holders of the securities in the share capital increase by an amount equal to the consideration obtained from the buyback of the said securities.

        On December 9, 2015, the Bank announced that following the above offers, the buyback of the said securities amounted to EUR 695 million, which was used for the share capital increase by issuing 2,316,353,950 shares.

In-Kind Contribution

        The In-Kind Contribution included, the implementation of burden sharing measures (the mandatory conversion into ordinary shares of all of the Bank's outstanding debt and capital instruments the holders of which were not voluntarily offered its securities in the above offers) following the Bank's request for State Aid to cover the remaining adverse scenario capital shortfall. Such shortfall was to be covered through the issuance in favour of the HFSF of new shares for 25% of the remaining capital shortfall and CoCos for 75% of the remaining capital shortfall, as defined in the Cabinet Act 36/02.11.2015.

        Based on the Cabinet Act 45/07.12.2015, the Bank announced on December 9, 2015, that the mandatory conversion of the securities not offered in the LME into ordinary shares amounted to

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

EUR 64 million, which was used for the share capital increase by issuing 211,979,849 shares (see Note 24). Also, the preference shares issued in USA and the preference shares issued in favour of the Greek State, in accordance with the Law 3723/2008 were also converted to ordinary shares by issuing 298,700,987 and 1,305,000,000 ordinary shares respectively. The 1,305,000,000 ordinary shares that resulted from the mandatory conversion of the preference shares issued in favour of the Greek state were received by the HFSF.

        Finally, the In-Kind Contribution included the participation of HFSF in share capital increase with the amount of EUR 676 million by issuing 2,254,869,160 ordinary shares.

        Following the above, the total capital increase amounted to EUR 2,673 million with the issuance of 8,911,608,218 shares.

Common stock increase by issuance of new common shares

        On May 10, 2014, the Extraordinary General Meeting of the Shareholders approved the common stock increase by EUR 2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on May 13, 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

        On May 12, 2014, the Board of Directors certified that EUR 2,500 million was covered in cash. From the amount of EUR 2,500 million, EUR 341 million was credited to the common stock while the remaining EUR 2,159 million less expenses was credited to the additional paid-in capital.

Common stock increase in the context of the 2013 recapitalisation

        On April 29, 2013, the 2nd Repeat Extraordinary General Meeting of the Shareholders approved a) the reverse split of the common shares at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share, b) the reduction in the nominal value from EUR 10.00 per share to EUR 0.30 per share as per article 4 Para 4a of the Greek Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount included in the "Additional paid-in capital" and c) the common stock increase by EUR 9,756 million in the context of recapitalization of the Greek systemic banks.

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

        According to Article 7a par.1 of the Greek Law 3864/2010, the common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Greek Company Law 2190/1920 on "sociétés anonyms". Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

        From the amount of EUR 9,756 million, EUR 682 million was credited to the common stock whereas the remaining amount of EUR 9,074 million less expenses was credited to the additional paid-in capital account.

Warrants

        According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on June 27, 2013.

        In particular, warrants are transferable securities with no restrictions concerning their transfer. Following the reverse split in November 2015, each warrant incorporates the right of its holder to purchase from HFSF 0,54861592129144 new shares, acquired by HFSF due to its participation in the capital increase of Bank in 2013. The warrants do not provide voting rights to holders or owners thereof.

        The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

        Following the reverse split in November 2015, the exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to 64.35 Euros plus accrued interest at an annual rate of 3% plus the margin:

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

        After the end of the fifth exercise period (December 28, 2015), the warrants currently remaining in force are 245,745,725, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 134,820,022 (after the reverse split).

Restrictions on transfers of Bank's shares

        Transfers of the Bank's shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank's Articles of Association, except for the ordinary shares acquired by HFSF in the context of the 2013 recapitalization which are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012. Following the 2015 recapitalization, such shares represent 1.47% out of the total 40.39% HFSF shareholding

        In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank's capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF's discretion, so long as all shares are disposed of within the time limits referred to above. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

        Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities i.e. until June 26, 2016. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to paragraphs 7-11 of Article 3 of Cabinet Act 38/2012.

Restricted voting rights of the shares held by the HFSF

        More specifically, further to the share capital increase decided by Extraordinary General Meeting of Shareholders November 17, 2015, the HFSF (a) injected capital of EUR 676 million and received in exchange 2,254,869,160 and (b) received 1,305,000,000 common shares with nominal value EUR 392 million, which resulted from the mandatory conversion of the preference shares issued in the favor of the Greek State (see above). The aforementioned common shares embody full voting rights and represent 38.92% of the share capital of the Bank. Furthermore, HFSF received 20,292 CoCos of EUR 100,000 each equal to an amount of EUR 2,029 million issued by the Bank (see Note 25). HFSF retains also common shares with restricted voting rights corresponding to 1.47% of the share capital of the Bank.

        However under the previous recapitalization that took place in 2013 and in accordance to Article 7a par.1 of the Greek Law 3864/2010, the 134,820,022 (or 1,47% of the Bank's total share

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

capital) common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on "sociétés anonymes". Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

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

        Following the Cabinet Act 45/07.12.2015, all the 270,000,000 outstanding preference shares issued in favour of the Greek State, in accordance with the Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF. Therefore, following the above there are no L3723/2008 preference shares outstanding.

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

        Therefore, following the purchase of the ADSs in 2013, 12,639,831 ADSs remained outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and cancelled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

        Following the Cabinet Act 45/07.12.2015, all the outstanding preference shares (i.e. 12,639,831) were converted into 298,700,987 ordinary shares.

        Therefore, following the above there are no preference shares outstanding.

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

	2013	2014	2015
	Restated(1)	Restated(1)
Net income / (loss) from continuing operations attributable to NBG shareholders	(577)	(2,639)	(3,340)
Gain on redemption of preference shares	—	—	1,067

Net income / (loss) from continuing operations attributable to ordinary shareholders	(577)	(2,639)	(2,273)
Net income / (loss) from disontinued operations attributable to NBG shareholders	614	162	(5,124)

Net income / (loss) from continuing and discontinued operations attributable to ordinary shareholders	37	(2,477)	(7,397)
Weighted average ordinary shares outstanding for basic and diluted earnings per share	92,460,180	208,228,138	786,381,893

Basic and diluted earnings / (losses) per share from continuing operations	(6.24)	(12.67)	(2.89)
Basic and diluted earnings / (losses) per share from continuing and discontinued operations	0.40	(11.90)	(9.41)

(1)
The restatement reflects the reverse split if 1 new share for 15 existing shares in 2015

        On November 17, 2015, the Extraordinary General Meeting of the Shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share.

        On December 9, 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingently Convertible securities ("CoCos"). The Hellenic Financial Stability Fund ("HFSF") subscribed these CoCos for the amount of EUR 2,029 million in exchange for part of the debt securities issued by the ESM. The effect of CoCos in the EPS was antidilutive. The terms and conditions of the CoCos are disclosed in Note 25.

NOTE 36:    REGULATORY MATTERS

        Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk weighted basis, of capital (as defined) to assets, certain off balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transposed into Greek Law by virtue of Greek Law 4261/5.5.2014 and Regulation (EU) no. 575/2013 has been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019. CRD IV revised the definition of regulatory capital and its components at each level.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

  Comprehensive assessment 2014

        As of November 1, 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank ECB (Single Supervision Mechanism—SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review ("AQR") and Stress Test with December 31, 2013 as the reference date, whose results were announced on October 26, 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

        The Adverse Dynamic Balance Sheet stress test, which was based on NBG's approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of EUR 2.0 billion. In line with ECB's guidelines, the Bank submitted on November 7, 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the six month period ended June 30, 2014, which resulted in a capital surplus of more than EUR 2.0 billion and no further capital action was required.

  Comprehensive assessment 2015

        In accordance with the Euro Summit Statement of July 12, 2015 and ECB Decision of August 5, 2015, the ECB conducted a comprehensive assessment ("CA") of the four systemic Greek banks.

        The CA consisted of an AQR and a Stress Test ("ST") including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of June 30, 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG's financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

        Under the baseline scenario (including AQR adjustments), the ST generated an additional negative impact on NBG's regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the baseline scenario. Therefore the Baseline ST implied a capital shortfall of EUR 1,576 million. Taking into account the positive impact stemming from the third quarter results, the SSM reduced the capital needs under both the baseline and the adverse scenarios by EUR 120 million. Consequently the capital shortfall for the baseline scenario has been reduced to EUR 1,456 million.

        Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of EUR 4,482 million after the reduction of EUR 120 million (an additional EUR 3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

        On November 6, 2015 the Bank, according to ECB's guidelines, submitted a capital plan to the SSM (the "Capital Plan"), targeted to addressing both the baseline capital shortfall as well as the additional needs arising from the adverse scenario as included in 2015 Comprehensive Assessment results. The Capital Plan, approved on November 13, 2015, included the Liability Management Exercise completed on December 1, 2015 (see Note 24), a share capital increase completed in December 2015 (see Note 33), the 100% disposal of Finansbank (see Note 17) and if necessary the request for State Aid through the HFSF (which involved mandatory conversion of the Greek State preference shares, the US preference shares and other eligible liabilities) completed in December 2015.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        The capital adequacy ratios for the Group, according to the CRD IV transitional provisions, are presented in the table below:

	December 31,
	2014	2015
Common equity Tier 1	13.5%	14.5%
Tier 1	13.5%	14.5%
Total	13.6%	14.6%

  DTC Law

        Article 27A of Law 4172/2013, ("DTC Law"), allows, under certain conditions, Credit Institutions to convert Eligible Deferred Tax Asset ("Eligible DTAs") (under IFRS, as endorsed by the EU) to Tax Credits. Eligible DTAs may increase in future periods due to the recognition of unrecognized DTAs on accumulated provisions and other losses due to credit risk existing as of June 30, 2015. Eligible DTAs may also increase in future periods due to increases in applicable income tax rates. The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses), and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credits that will be converted in that year, in respect of the prior tax year.

        The Tax Credits shall be offset against the corporate income tax liability of Credit Institutions. In the event that the income tax liability is not sufficient to offset the Tax Credits available for such year in full, the remaining non-offsetable Tax Credits held by the relevant credit institution shall give rise to a direct repayment claim against the Hellenic Republic. From 2017 onwards, the relevant credit institution shall issue and deliver, for free, warrants to the Greek State (conversion rights), which can be converted into ordinary shares of the credit institution at a total market value equal to 100% of such Tax Credits as standing before the offset, at a market price equal to the weighted average market price over the 30 business days preceding the conversion (which 30-day period will take place preceding the Annual General Meeting usually held in May or June), and shall form a special reserve of an equal amount, solely for the purpose of its capitalization in the context of the share capital increase arising from the exercise of the relevant conversion rights. The warrants shall be freely transferrable, without prejudice to the call option of the common shareholders of the credit institution for the purchase of the warrants in proportion to their shareholding participation in the credit institution within a reasonable timeframe.

        The submission to the special regime of article 27A of Greek law 4172/2013 is optional and is subject to the approval of the general meeting of shareholders of the relevant credit institution, following special recommendation of its Board of Directors. Such resolution shall be notified to the competent tax and regulatory authority. Similarly, the same authorization is required for the Bank to opt out of the special regime of article 27A of Greek law 4172/2013, except that, in this case, a pre-approval by the competent regulatory authority is further required. On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the Bank's submission to the DTC Law, the issuance of warrants to the Hellenic Republic and the formation of a special reserve.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        A Cabinet Act shall be issued to address specific issues relating to the implementation of the aforementioned conversion mechanism, such as the monitoring and certification of the yearly non-offsetable Tax Credits, and its method of collection of payment, which would be either in cash or cash equivalents.

        This legislation allows credit institutions to treat such DTAs as "not relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

        As of December 31, 2015, the amount of DTA (recognized in accordance with IFRS) that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.9 billion.

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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2014 and 2015:

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

        Contingently Convertible debt: The CoCos were issued at par in December 2015, therefore the fair value of the liability approximates its carrying amount as at December 31, 2015.

        The table below presents the carrying amount and fair value of those financial assets and liabilities not recorded on the Group's balance sheet at fair value and whose fair value is materially different from the carrying amount.

	Year ended December 31, 2014
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,711	2,711	2,085	626	—
Held to maturity securities	9,337	9,599	73	9,507	19
Loans at amortized cost, net of allowance	47,276	48,120	—	—	48,120
Financial Liabilities:
Deposits at amortized cost	66,090	66,098	25,266	40,832	—
Long-term debt at amortized cost	1,513	1,343	—	1,302	41

	Year ended December 31, 2015
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,432	2,428	1,857	571	—
Held to maturity securities	9,292	9,596	70	9,509	17
Loans at amortized cost, net of allowance	43,221	41,715	—	—	41,715
Financial Liabilities:
Deposits at amortized cost	67,562	67,544	27,352	40,192	—
Long-term debt at amortized cost	770	771	—	771	—

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

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2014 Restated(3)	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	126	2,245	15	2,386
Debt securities issued by other governments and public sector entities	55	297	—	352
Greek treasury bills	—	1,799	—	1,799
Foreign treasury bills	61	72	—	133
Debt securities issued by Greek financial institutions	—	1	—	1
Debt securities issued by foreign financial institutions	—	36	15	51
Corporate debt securities issued by Greek companies	—	31	—	31
Corporate debt securities issued by foreign companies	—	9	—	9
Equity securities issued by Greek companies	2	—	—	2
Equity securities issued by foreign companies	5	—	—	5
Mutual fund units	3	—	—	3
Derivative assets	3	4,765	28	4,796
Available-for-sale securities	776	2,283	260	3,319
Greek government bonds	—	501	236	737
Debt securities issued by other governments and public sector entities	512	643	—	1,155
Greek treasury bills	—	169	—	169
Foreign treasury bills	—	269	—	269
Debt securities issued by companies incorporated in Greece	—	401	1	402
Debt securities issued by companies incorporated outside Greece	—	299	23	322
Equity securities issued by companies incorporated in Greece	41	—	—	41
Equity securities issued by companies incorporated outside Greece	18	1	—	19
Mutual Fund units	205	—	—	205
Other assets	266	39	11	316

Total Assets	1,171	9,332	314	10,817

Liabilities
Deposits at fair value(2)	—	16	—	16
Derivative liabilities	1	5,693	5	5,699
Long-term debt at fair value(1)	—	872	—	872
Accounts payable, accrued expenses and other liabilities (Securities short position)	4	—	—	4

Total liabilities	5	6,581	5	6,591

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

(3)
Information relating to restatement is disclosed in Note 44.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2015	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	157	2,314	13	2,484
Debt securities issued by other governments and public sector entities	120	269	—	389
Greek treasury bills	—	1,858	—	1,858
Foreign treasury bills	23	62	—	85
Debt securities issued by foreign financial institutions	—	62	13	75
Corporate debt securities issued by Greek companies	—	38	—	38
Corporate debt securities issued by foreign companies	—	20	—	20
Equity securities issued by Greek companies	6	—	—	6
Equity securities issued by foreign companies	—	5	—	5
Mutual fund units	8	—	—	8
Derivative assets	1	3,883	11	3,895
Available-for-sale securities	903	4,999	325	6,227
Greek government bonds	—	561	271	832
Debt securities issued by other governments and public sector entities	543	3,388	—	3,931
Greek treasury bills	—	470	—	470
Foreign treasury bills	8	221	—	229
Debt securities issued by companies incorporated in Greece	—	139	—	139
Debt securities issued by companies incorporated outside Greece	—	200	23	223
Equity securities issued by companies incorporated in Greece	57	3	—	60
Equity securities issued by companies incorporated outside Greece	8	17	31	56
Mutual Fund units	287	—	—	287
Other assets	205	102	—	307

Total Assets	1,266	11,298	349	12,913

Liabilities
Deposits at fair value(2)	—	2	—	2
Derivative liabilities	1	4,634	6	4,641
Long-term debt at fair value(1)	—	826	—	826

Total Liabilities	1	5,462	6	5,469

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The tables below, present the fair values for discontinued operations and long-lived assets held for sale and liabilities directly associated with long-lived assets held for sale, measured at fair value on a recurring basis

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2014	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	17	2	—	19
Debt securities issued by other governments and public sector entities	12	—	—	12
Debt securities issued by foreign financial institutions	2	2	—	4
Equity securities issued by foreign companies	2	—	—	2
Mutual fund units	1	—	—	1
Derivative assets	—	1,146	—	1,146
Available-for-sale securities	1,875	9	—	1,884
Debt securities issued by other governments and public sector entities	1,865	—	—	1,865
Debt securities issued by companies incorporated outside Greece		9	—	9
Mutual Fund units	10	—	—	10
Net loans(1)	—	—	42	42

Total Assets	1,892	1,157	42	3,091

Liabilities
Derivative liabilities		564		564

Total liabilities	—	564	—	564

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 13 and Note 25).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2015	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	25	1	—	26
Debt securities issued by other governments and public sector entities	21	—	—	21
Debt securities issued by foreign financial institutions	—	1	—	1
Mutual fund units	4	—	—	4
Derivative assets	—	1,723	—	1,723
Available-for-sale securities	1,624	10	41	1,675
Debt securities issued by other governments and public sector entities	1,624	—	—	1,624
Debt securities issued by companies incorporated outside Greece		10		10

Equity Securities issued by companies incorporated outside Greece:	—	—	41	41
Net Loans(1)	—	—	18	18

Total Assets	1,649	1,734	59	3,442

Liabilities
Derivative liabilities	—	768	—	768

Total Liabilities	—	768		768

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 13 and Note 25).

(c)   Transfers from Level 1 to Level 2

        In 2014 and 2015, there were no transfers from Level 1 to Level 2.

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

        Level 3 financial instruments at December 31, 2015 include:

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

  (b)
  Available-for-sale corporate bonds, for which the fair value was estimated based on the prices received from issuers or whose fair value is determined by the value of the underlying collateral. Furthermore, within the investment securities—available for sale portfolio are included equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group's share, is based on the share of proceeds the acquired company had from the respective NBG Group entities

  (c)
  Available-for-sale Greek Government bonds for which the fair value is based on valuation inputs which are not market observable.

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2014 and 2015 including realized and unrealized gains/(losses) included in earnings and OCI.

	2014
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
	(EUR in millions)
Trading assets	24	18	—	—	—	(27)	—	—	15
Debt securities issued by foreign financial institutions	24	18	—	—	—	(27)	—	—	15
Net Derivatives	17	(10)	—	4	—	—	12	—	23
Available-for-sale securities	280	3	(31)	14	(6)	—	—	—	260
Greek government bonds	266	1	(31)	—	—	—	—	—	236
Debt securities issued by companies incorporated in Greece	7	—	—	—	(6)	—	—	—	1
Debt securities issued by companies incorporated outside Greece	7	2	—	14	—	—	—	—	23
Other assets	11	—	—	—	—	—	—	—	11

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2015
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
Trading assets	15	(1)	—	—	—	(1)	—	—	13
Debt securities issued by foreign financial institutions	15	(1)	—	—	—	(1)	—	—	13
Net Derivatives	23	(10)	—	1	—	2	11	(22)	5
Available-for-sale securities	260	(9)	44	—	—	(1)	31	—	325
Greek government bonds	236	(9)	44	—	—	—	—	—	271
Debt securities issued by companies incorporated in Greece	1	—	—	—	—	(1)	—	—	—
Debt securities issued by companies incorporated outside Greece	23	—	—	—	—	—	—	—	23
Equity securities issued by companies incorporated outside Greece	—	—	—	—	—	—	31	—	31
Other assets	11	—	—	—	—	(11)	—	—	—

        Gains and losses included in net income / loss are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 1 million for the year ended December 31, 2014 and to EUR (9) million for the year ended December 31, 2015 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2015, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (1) million and EUR (1) million for trading assets and net derivatives respectively.

        For the year ended December 31, 2014, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to (1) and EUR (1) million for trading assets and net derivatives respectively.

        Other transfers from Level 2 into Level 3, during 2014 and 2015, include derivative instruments for which the bilateral CVA adjustment is significant to the base fair value of the respective instruments.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Quantitative Information about Level 3 Fair Value Measurements 2014

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	15	Price Based	Price	28.90	103.01
Available-for-sale Greek Government bonds	236	Discounted Cash Flows	Credit Spread over 30 years	612 bps	612 bps
Available-for-sale debt securities issued by companies incorporated in Greece	1	Price Based	Price	100.5	100.5
Available-for-sale debt securities issued by companies incorporated outside Greece	23	Price based	Price	77.2	100.4
		Collateral Based	Factor of Collateral Realization	42.0%	65.0%
Net Derivatives
Interest Rate Swaps	18	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	80 bps	1000 bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	0.68	0.95
Credit Derivative	(4)	Internal Model	Expected Loss Rate	1.3%	1.3%
Other Derivatives	4	Market Standard Black Scholes Model	FX pair correlation	–0.37	0.89
	1	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	80 bps	1000 bps
Other assets	11	Price Based	Price	100.3	100.3

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Quantitative Information about Level 3 Fair Value Measurements 2015

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	13	Price Based	Price	23.51	100.87
Available-for-sale Greek Government bonds	271	Discounted Cash Flows	Credit Spread over 30 years	556 bps	556 bps
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	23	Price Based	Price	93.76%	100.37%
		Collateral Based	Factor of Collateral Realization	42.00%	65.00%
Equity securities issued by companies incorporated outside Greece	31	Agreed Buyout Consideration	Share of proceeds calculation	n/a	n/a
Net Derivatives
Interest Rate Swaps	7	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	1000 bps	1000 bps
	1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%	90.00%
	3	Discounted Cash Flows	FX pair correlation	–50.00%	94.64%
Credit Derivative	–2	Internal Model	Expected Loss Rate	0.75%	0.75%
Other Derivatives	–4	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	322 bps	505 bps

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

        The following table provides information on the impact of offsetting on the balance sheet of the Group, as at December 31, 2014 and 2015, as well as the financial impact of netting of instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    OFFSETTING (Continued)

  a.
  Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2014			December 31, 2015
	Derivative instruments(1)	Reverse repurchase agreements and securities lending transactions	Total	Derivative instruments(1)	Reverse repurchase agreements and securities lending transactions	Total
Gross amounts of recognised financial assets	4,746	24	4,770	3,876	6	3,882
Gross amounts of recognised financial liabilities set off in the balance sheet	—	—	—	—	—	—

Net amounts of financial assets presented in the balance sheet	4,746	24	4,770	3,876	6	3,882
Related amounts not set off in the balance sheet
Financial instruments	(949)	(24)	(973)	(2,108)	(6)	(2,114)
Cash collateral received	(745)	—	(745)	(513)	—	(513)

Net amount	3,052	—	3,052	1,255	—	1,255

(1)
Included in Derivative assets in the Group's balance sheet at December 31, 2014 and 2015.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    OFFSETTING (Continued)

  b.
  Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2014			December 31, 2015
	Derivative instruments(1)	Repurchase agreements and securities borrowing transactions(2)	Total	Derivative instruments(1)	Repurchase agreements and securities borrowing transactions(2)	Total
Gross amounts of recognised financial liabilities	5,704	3,590	9,294	4,623	101	4,724
Gross amounts of recognised financial assets set off in the balance sheet	—	—	—	—	—	—

Net amounts of financial liabilities presented in the balance sheet	5,704	3,590	9,294	4,623	101	4,724
Related amounts not set off in the balance sheet
Financial instruments	(1,430)	(3,590)	(5,020)	(1,296)	(100)	(1,396)
Cash collateral pledged	(1,218)	—	(1,218)	(995)	—	(995)

Net amount	3,056	—	3,056	2,332	1	2,333

(1)
Included in Derivative liabilities in the Group's balance sheet at December 31, 2014 and 2015.

(2)
Of which, EUR 101 million (2014: EUR 3,586 million) included in Securities sold under agreements to repurchase and NIL (2014: EUR 4 million) included in Accounts payable, Accrued expenses and Other liabilities at December 31, 2015.

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

        In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established a Special Assets Unit ("SAU").

Global Markets & Asset Management

        Global Markets and Asset Management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, EH and other subsidiaries in SE Europe.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2013(2)	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	619	696	—	(101)	84	299	1,299	261	3,157
Net fee and commission income / (loss)	75	90	—	(140)	7	90	401	6	529
Other	—	(46)	—	28	102	15	44	(58)	85

Total operating income / (loss)	694	740	—	(213)	193	404	1,744	209	3,771

Direct costs	(569)	(50)	—	(55)	(98)	(260)	(859)	(286)	(2,177)
Allocated costs and provisions	(1,114)	(421)	—	528	14	(117)	(338)	(320)	(1,768)
Share of profit of equity method investments	—	—		(4)	1	1	(3)	—	(5)

Profit / (loss) before tax	(989)	269	—	256	110	28	544	(397)	(179)

Segment assets as at December 31, 2013
Segment assets	24,901	14,115	—	16,048	3,365	9,505	23,373	16,768	108,075
Deferred tax assets and Current income tax advance									2,855

Total assets									110,930
IFRS to U.S. GAAP differences									(4,153)

U.S. GAAP total assets									106,777

Other Segment items
Depreciation & amortization(1)	17	3	—	2	8	27	67	102	226
Credit provisions and other impairment charges	796	375	—	(548)	(17)	114	339	314	1,373
Non-current assets additions	4	27	—	—	3	22	102	54	212

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

(2)
In accordance with ASU 280-10-55-19, the 2013 segment information has not been restated for the impact of Finansbank disposal (i.e.discontinued operations).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	—	189	55	319	—	119	1,998
Net fee and commission income / (loss)	72	98	—	(125)	5	93	—	(4)	139
Other	23	(63)	—	(105)	103	14	—	(45)	(73)

Total operating income / (loss)	668	778	—	(41)	163	426	—	70	2,064

Direct costs	(456)	(47)	—	(50)	(90)	(253)	—	(52)	(948)
Allocated costs and provisions	(1,569)	(755)	—	(66)	(9)	(128)	—	(405)	(2,932)
Share of profit of equity method investments	—	—		(2)	1	1	—	1	1

Profit / (loss) before tax	(1,357)	(24)	—	(159)	65	46	—	(386)	(1,815)

Segment assets as at December 31, 2014
Segment assets	22,227	12,177	2,587	11,261	2,613	9,427	27,220	23,154	110,666
Deferred tax assets and Current income tax advance									4,546

Total assets									115,212
IFRS to U.S. GAAP differences									(7,051)

U.S. GAAP total assets									108,161

Other Segment items
Depreciation & amortization(1)	14	3	—	1	8	24	—	79	129
Credit provisions and other impairment charges	1,287	694	—	—	59	127	—	356	2,523
Non-current assets additions	5	13	—	32	4	37	418	340	849

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	521	601	176	101	45	332	—	129	1,905
Net fee and commission income / (loss)	81	83	7	(175)	4	95	—	(2)	93
Other	10	(13)	(12)	(72)	80	14	—	(33)	(26)

Total operating income / (loss)	612	671	171	(146)	129	441	—	94	1,972

Direct costs	(436)	(47)	(9)	(46)	(83)	(259)	—	(42)	(922)
Allocated costs and provisions	(1,829)	(1,106)	(848)	(127)	(28)	(167)	—	(537)	(4,642)
Share of profit of equity method investments	—	—	—	1	1	1	—	—	3

Profit / (loss) before tax	(1,653)	(482)	(686)	(318)	19	16	—	(485)	(3,589)

Segment assets as at December 31, 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767

Total assets									111,232
IFRS to U.S. GAAP differences									(11,300)

U.S. GAAP total assets									99,932

Other Segment items
Depreciation & amortization(1)	10	3	—	1	9	21	—	77	121
Credit provisions and other impairment charges	1,548	1,069	826	(10)	34	155	—	641	4,263
Non-current assets additions	7	9	—	4	5	20	—	134	179

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Presentation of SAU segment incorporated into the retail and corporate business segments

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	559	739	—	101	45	332	—	129	1,905
Net fee and commission income / (loss)	82	89	—	(175)	4	95	—	(2)	93
Other	5	(20)	—	(72)	80	14	—	(33)	(26)

Total operating income / (loss)	646	808	—	(146)	129	441	—	94	1,972

Direct costs	(440)	(52)	—	(46)	(83)	(259)	—	(42)	(922)
Allocated costs and provisions	(2,022)	(1,761)	—	(127)	(28)	(167)	—	(537)	(4,642)
Share of profit of equity method investments	—	—	—	1	1	1	—	—	3

Profit / (loss) before tax	(1,816)	(1,005)		(318)	19	16	—	(485)	(3,589)

Segment assets as at December 31, 2015
Segment assets	20,453	13,027	—	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767

Total assets									111,232
IFRS to U.S. GAAP differences									(11,300)

U.S. GAAP total assets									99,932

Other Segment items
Depreciation & amortization(1)	10	3	—	1	9	21	—	77	121
Credit provisions and other impairment charges	1,734	1,709	—	(10)	34	155	—	641	4,263
Non-current assets additions	7	9	—	4	5	20	—	134	179

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Reconciliation of Loss before tax per IFRS reported for the segments to Income / (loss) before income tax per US GAAP

	2013	2014	2015
	(EUR in millions)
Loss before tax from continuing operations	(679)	(1,815)	(3,589)
Hedging of Interest Rate Risk and Net Investment Hedge	227	(897)	276
Difference in loan interest income recognition	(44)	(60)	(75)
Redeemable non-controlling interests	—	23	—
Insurance reserves	(85)	191	83
Impairment of AFS securities	2	(5)	(3)
Bonds' portfolio classification	7	25	25
Other	13	(41)	(19)

Loss before income tax	(559)	(2,579)	(3,302)

        Breakdown of total assets, total revenue, income / (loss) before income tax and net income/ (loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue(1)	Income / (loss) before income tax	Net income / (loss) attributable to NBG shareholders
	(EUR in millions)
12-month period ended December 31, 2013
Domestic	72,477	3,349	(579)	(623)
Other International	9,322	672	20	12
Turkish operations (Discontinued)	24,978	—	—	648

Group	106,777	4,021	(559)	37

12-month period ended December 31, 2014
Domestic	69,876	1,997	(2,537)	(2,624)
Other International	9,103	643	(42)	(22)
Turkish operations (Discontinued)	29,183	—	—	169

Group	108,161	2,640	(2,579)	(2,477)

12-month period ended December 31, 2015
Domestic	65,751	2,806	(3,357)	(3,376)
Other International	9,874	590	55	33
Turkish operations (Discontinued)	24,307	—	—	(5,121)

Group	99,932	3,396	(3,302)	(8,464)

(1)
Total revenue includes OTTI on available for sale securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS

(a)   Defined Contribution Plans

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% on the basis of an employee's gross salary for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

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

        Total contributions to social security funds, state run plans and defined contribution plans, for 2014 and 2015 were EUR 271 million and EUR 223 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

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

        Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts therefore no provision for staff leaving indemnity was

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

recognized. As a result the Group concluded that based on the available evidence the obligation for the remaining population of employees under the finite employment contracts is both probable and the amount of the obligation is reasonably estimable under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30.

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

	2013	2014	2015
	(EUR in millions)
	Continuing operations	Continuing operations
Service cost	7	8	9
Interest cost	13	11	7
Expected return on plan assets	(2)	(2)	(1)
Amortization of actuarial losses	12	10	12
Amortization of past service cost	—	1	—
Losses / (income) on curtailments / settlements and other expense / (income)	179	2	—

Net periodic pension cost	209	30	27

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        In 2014, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided of EUR 5 million from EH VRS that took place in the third quarter of 2014, while income of EUR 4 million relates to the Bank's VRS actual benefits paid adjustment.

        In 2013, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the voluntary retirement scheme for the Bank's employees. More specifically, on December 19, 2013, the Bank announced to its employees terms of the VRS. The deadline for employee applications to participate in the VRS was December 30, 2013. Approximately 2,500 employees participated in the VRS and the total expense amounted to EUR 178 million. By taking into account the unpaid leave for these employees, the total voluntary retirement expense amounted to EUR 183 million.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2013	2014	2015
Discount rate	3.2%	3.6%	2.0%
Expected return on plan assets	3.2%	3.6%	2.0%
Rate of compensation increase	2.1%	1.8%	1.6%

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2013	2014	2015
	(EUR in millions)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	419	564	354
Service cost	7	8	9
Interest cost	13	11	7
Employee contributions	4	3	3
Actuarial loss/(gain)	(38)	60	(22)
Adjustment for disposal and other	(1)	1	1
Benefits paid from the Fund	(21)	(24)	(9)
Benefits paid directly by the Group	(7)	(272)	(3)
Settlements/Terminations/Curtailments	188	2	1
Prior service cost arising over last period	—	1	—

PBO, end of year	564	354	341

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        In 2014, the Bank paid benefits of EUR 258 million for indemnities as part of the VRS for the Bank's employees that took place in 2013.

	2013	2014	2015
	(EUR in millions)
Change in plan assets:
Fair value of plan assets, beginning of year	69	67	63
Actual return on plan assets	—	3	1
Employer contributions	15	13	8
Employee contributions	4	3	3
Expenses	—	1	2
Benefits paid	(21)	(24)	(9)

Fair value of plan assets, end of year	67	63	68

        Employer contributions paid by the Group, are in excess of the EUR 8 million total expected contributions for funded plans for 2015.

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2013	2014	2015
	(EUR in millions)
Funded status, end of year	(497)	(291)	(273)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2013	2014	2015
Discount rate	3.6%	2.0%	2.4%
Rate of compensation increase	1.8%	1.6%	1.6%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2013	2014	2015
	(EUR in millions)
Projected benefit obligation	564	354	341
Accumulated benefit obligation	538	329	320
Fair value of plan assets	67	63	68

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2013	2014	2015
	(EUR in millions)
Net actuarial losses	120	162	127
Prior service cost	(2)	(2)	(2)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    EMPLOYEE BENEFIT PLANS (Continued)

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31 are as follows:

	2013	2014	2015
	(EUR in millions)
Net Loss / (Gain)	35	52	(23)
Prior Service Cost / (Credit)	—	1	—
(Gain)/Loss due to Curtailment/Settlement	1	—	—
Amortization of Losses / (Gains)	(3)	(10)	(12)
Amortization of Prior Service Cost	—	(1)	—

Total recognized on Other comprehensive (income) / loss	33	42	(35)

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2016 are NIL of prior service cost and EUR 10 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

					2016
	2014		2015
					Proportion range
	Amount	Proportion	Amount	Proportion
	(EUR in millions)		(EUR in millions)
Cash and due from banks	2	3.2%	2	2.9%	0%–3%
Other	61	96.8%	66	97.1%	90%–97%

Total	63	100%	68	100%

        Other relates mainly to assets of Deposit administration fund ("DAF") policies issued by the Group's main insurance company EH. DAF assets and deposits are measured at the fund balance plus any accrued return to policyholders.

        Benefit payments projected to be made from the defined benefit plans, excluding Finansbank S.A., are as follows:

Benefit payments projected
(EUR in millions)
Expected Benefits next year	38
Expected Benefits in 2 Yrs	13
Expected Benefits in 3 Yrs	14
Expected Benefits in 4 Yrs	13
Expected Benefits in 5 Yrs	15
Expected Benefits in 6th to 10th Yr	131

        In 2016, the Group is expected to make EUR 9 million in contributions to funded plans and pay EUR 38 million in retirement indemnities.

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

        No expense was recognized during 2013, 2014 and 2015.

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income attributable to NBG shareholders, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/ (losses) on Available-for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in millions)
Balance, January 1, 2013	(1,394)	248	(137)	(1,283)
Other comprehensive income before reclassifications	(1,285)	(1)	(155)	(1,441)
Amounts reclassified from accumulated other comprehensive income	—	(63)	191	128

Net current-period other comprehensive income	(1,285)	(64)	36	(1,313)

Balance, December 31, 2013	(2,679)	184	(101)	(2,596)
Other comprehensive income before reclassifications	174	9	(54)	129
Amounts reclassified from accumulated other comprehensive income	—	(91)	11	(80)

Net current-period other comprehensive income	174	(82)	(43)	49

Balance, December 31, 2014	(2,505)	102	(144)	(2,547)
Other comprehensive income before reclassifications	(603)	108	23	(472)
Amounts reclassified from accumulated other comprehensive income	—	17	8	25

Net current-period other comprehensive income	(603)	125	31	(447)

Balance, December 31, 2015	(3,108)	227	(113)	(2,994)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income attributable to NBG shareholders for the period ended December 31, 2013

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
	(EUR in millions)
Unrealised gains and losses on available-for-sale securities	250	Net realised gains / (losses) on sale of available-for-sale securities
	(195)	Other-Than-Temporary-Impairment

	55	Total before tax
	12	Income tax benefit

	67	Net of tax

Amortization of defined benefit pension items
Prior service costs	(178)
Actuarial loss	(13)

	(191)	Total before tax

	(191)	Net of tax

Income / (loss) from discontinued operations	(4)

Total reclassifications for the period	(128)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2014

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
	(EUR in millions)
Unrealised gains and losses on available-for-sale securities	23	Interest income: Securities available-for-sale
	96	Net realised gains / (losses) on sale of available-for- sale securities
	(6)	Other-Than-Temporary-Impairment

	113	Total before tax
	(26)	Income tax expense

	87	Net of tax

Amortization of defined benefit pension items
Prior service costs	(1)
Actuarial loss	(10)

	(11)	Total before tax

	(11)	Net of tax

Income / (loss) from discontinued operations	4

Total reclassifications for the period	80

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 42:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2015

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Unrealised gains and losses on available-for-sale securities	3	Interest income: Securities available-for-sale
	2	Net realised gains / (losses) on sale of available-for- sale securities
	(36)	Other-Than-Temporary-Impairment

	(31)	Total before tax
	8	Income tax benefit

	(23)	Net of tax

Amortization of defined benefit pension items
Actuarial loss	(12)

	(12)	Total before tax
	3	Income tax benefit

	(9)	Net of tax

Income / (loss) from discontinued operations	7

Total reclassifications for the period	(25)

NOTE 43:    FOREIGN EXCHANGE POSITION

        At December 31, 2015, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 8,540 million (EUR 8,800 million for 2014 and EUR 8,248 million for 2013) and EUR 7,489 million (EUR 8,632 million for 2014 and EUR 8,639 million for 2013), respectively.

NOTE 44:    RESTATEMENT

        During the current period the Group identified that certain intra-group balances recognized in the Group's consolidated financial statements for the year ended 31 December 2014 were not fully eliminated. These balances relate to deposits placed by the insurance subsidiary with the Bank and are presented within "insurance related assets" grouped in "other assets" line item and in "liabilities relating to unit linked investment products" grouped in "accounts payable accrued expenses and other liabilities account" line item of the Group's statement of financial position. The Group's consolidated

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 44:    RESTATEMENT (Continued)

financial statements for the year ended 31 December 2014 were restated to correct this error as follows:

Statement of Financial Position

	As of December 31, 2014
	As previously reported	Reclassifications to HFS (see Note 17)	Restatements	Total
		(EUR in millions)
Other assets	3,769	(329)	(252)	3,188
TOTAL ASSETS	108,413		(252)	108,161
Accounts payable, accrued expenses and other liabilities	4,498	(1,272)	(252)	2,974
Total liabilities	105,976		(252)	105,724
Total equity and liabilities	108,413		(252)	108,161

NOTE 45:    POST BALANCE SHEET EVENTS

        Greek Law 4370/2016 was voted by the Greek Parliament on March 7, 2016, which incorporates into Greek Law Directive 2014/49/EU of April 16, 2014 governing deposit guarantee schemes and replaces the provisions of Law 3746/2009. The new Law retains the coverage limit of EUR 100 thousand per depositor per institution and the target level of the available funds held by HDIGF's Deposit Leg is set to at least 0.8% of guaranteed deposits by July 3, 2024.

        As of January 1, 2016 Law 4364/2016 on insurance undertakings is in force (published in the Government Gazette on February 5, 2016). The new Law replaces the previous Law 400/1970 on insurance undertakings and brings into force the requirements of the Solvency II Directive 2009/138/EC.

        The Bank, from April 14, 2016 until May 13, 2016, sold to members of the Eurosystem EFSF bonds of nominal amount EUR 915 million, which were classified as held-to-maturity at December 31, 2015 (see Note 11).

        Further post balance sheet events are disclosed in:

  •
  Note 12: Equity method investments

  •
  Note 17: Discontinued operations and long-lived assets held for sale and liabilities directly associated with long-lived assets held for sale

  •
  Note 31: Income tax expense.