Form 20-F
period 2016-12-31
NATIONAL BANK OF GREECE SA
filed 2017-05-15
CIK 1096061

Use these links to rapidly review the document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2016, the close of the period covered by the annual report:

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

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐        Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "EUR", "Euro" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as at January 1, 2001. All references to the "Eurozone" or "euro area" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on EU signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "RSD" are to Serbian dinars, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = 0.9179, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on Friday, April 28, 2017. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian Lei, Serbian dinar British pounds and Japanese yen, are: South African rand 13.3350 per US$1.00, Macedonian dinars 56.4855 per US$1.00, Bulgarian leva 1.7894 per US$1.00, Romanian lei 4.1489 per US$1.00, Serbian dinars 113.0700, British pounds 0.7729 per US$1.00 and Japanese yen 111.4400 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2016	0.9470	0.8992
December 2016	0.9639	0.9295
January 2017	0.9601	0.9246
February 2017	0.9478	0.9258
March 2017	0.9511	0.9189
April 2017	0.9429	0.9140

        The following table sets forth the average exchange rates between the euro and the U.S. dollar and the euro for each of the five years ended December 31, 2012, 2013, 2014, 2015 and 2016 and for the current annual period through April 28, 2017. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro
2012	0.7777
2013	0.7530
2014	0.7520
2015	0.9012
2016	0.9032
2017 (up to April 28, 2017)	0.9369

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

  •
  New fiscal measures, adopted as part of the financial support program for Greece adopted in August 2015 (the "Third Program"), may impose further constraints on economic activity in Greece;

  •
  The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth;

  •
  On-going and future domestic political uncertainty;

  •
  Continuing low liquidity and the continued capital controls in Greece;

  •
  We currently have limited access in the capital markets for funding and are heavily dependent on funding through the European Central Bank ("ECB") and Bank of Greece, through the ELA, (which could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral);

  •
  Deteriorating asset valuations resulting from poor market conditions;

  •
  High outflows of funds from customer deposits;

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

  •
  The ability of the Hellenic Financial Stability Fund ("HFSF") to exercise significant influence over our operations;

  •
  Increases in non-accruing loans;

  •
  Loan portfolio may continue to contract;

  •
  Our regulatory capital may be adversely affected by the implementation of IFRS 9, as endorsed by the EU;

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

  •
  Political, governmental or macroeconomic risks in our SEE operations;

  •
  Increasingly complex regulation which may increase our compliance costs and capital requirements;

  •
  Application of the Minimum Requirements for Own Funds and Eligible Liabilities under the Bank Recovery and Resolution Directive ("BRRD") may impose further restrictions on our ability to pay dividends in the future or may require us to raise further capital;

  •
  Proposed EU regulation on mandatory separation of certain banking activities;

  •
  The implementation of the proposed EU Financial Transactions Tax;

  •
  Our ability to receive payments on past due loans (due to anticipated changes in laws governing the bankruptcy of individuals and regulations governing creditors' rights in Greece and various Southeastern Europe ("SEE") countries);

  •
  Our ability to continue to satisfy the continued listing eligibility criteria of the listing rules of the Athens Exchange ("ATHEX") if additional capital is provided by HFSF; and;

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

RECENT DEVELOPMENTS

        The delay in completing the second review of the Third Program may delay or weaken the anticipated recovery of the Greek economy, impede the non performing exposures ("NPE") reduction trend and the return of deposits. Negotiations for the conclusion of the second review of the Third Program that started in October 2016 have not been completed by the date of this Annual Report, but the agreement in principle reached by the Eurogroup on April 7, 2017 (Sources: Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017 and Press Conference following this Eurogroup) and the achievement of a supplementary agreement on May 1, 2017 over the specific conditions that underlie the completion of the second review (including the legislation of additional fiscal consolidation measures), pave the way for the achievement of a staff level agreement.

        Once there is a staff-level agreement, there is expected to be a political accord at a Eurogroup level that will approve the necessary financial support and, potentially, provide more information on the issue of the implementation of medium-term debt relief measures. The timely completion of the second review of the Third Program, which is expected to unlock additional funding resources of at least EUR 6.1 billion in 2017 (of which about EUR 1.0 billion will be used for arrears clearance), is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. A potential participation of Greek assets in the ECB's quantitative easing (Public Sector Purchase Programme) during 2017 would accelerate the improvement in liquidity conditions and support further economic confidence and activity.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.  Selected Financial Data

        The following information as at, and for the years ended, December 31, 2012 through 2016 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. GAAP. The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and the notes thereto as at December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

        Our selected financial and operating data for the twelve month period ended December 31, 2016 has been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank A.S. ("Finansbank"), United Bulgarian Bank A.D. ("UBB"), Interlease E.A.D. and the South African Bank of Athens Ltd ("S.A.B.A.") in accordance with ASC 205-20 "Discontinued Operations". The selected historical financial data for the years 2015, 2014, 2013 and 2012 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2016, comprise UBB A.D., Interlease E.A.D. and S.A.B.A., whereas for historical data for 2015, 2014, 2013 and 2012 comprise Finansbank A.S., UBB A.D., Interlease E.A.D. and S.A.B.A. Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. were reported under long lived assets held for sale and liabilities directly associated with long lived assets held for sale for 2013, 2014 and 2015 and NBGI Private Equity Funds only for 2015:

  •
  Finansbank A.S.  On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On December 21, 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the transaction, which is also in line with the relevant commitment included in the Restructuring Plan approved by the Directorate General for the Competition of the European Commission ("DG-Comp") on December 4, 2015 ("Revised Restructuring Plan") (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the transaction amounted to EUR 2,750 million. In addition, QNB repaid upon closing the USD 910 million of subordinated debt that NBG had extended to Finansbank. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan approved by DGComp on December 4, 2015. As a result, the investment in Finansbank qualified to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank met the definition of a discontinued operation because in accordance with ASC 205 20 "Discontinued Operations", it represented a strategic shift that has a major effect on the Group's operations and financial results. The closing of the transaction was subject to customary regulatory and corporate approvals and was completed on June 15, 2016, on which date control of Finansbank passed to QNB.

  •
  NBGI Private Equity Funds:  On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100.00% of its interests in Private Equity Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounted to EUR 288 million. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan approved by DGComp on December 4, 2015) (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). Closing of the transaction took place on September 30, 2016, on which date control of the Private Equity Funds passed to the Buyers, after approvals from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in the Private Equity Funds qualified to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met. The disposal was completed on September 30, 2016 on which date control of the Private Equity Funds passed to the Buyers.

  •
  Astir Palas Vouliagmenis S.A.  On February 10, 2014 Jermyn Street Real Estate Fund IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement (the "Astir SPA") was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ("HRADF") in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. After protracted negotiations relating to certain conditions precedent, the disposal was completed on October 27, 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received by the Group amounted to EUR 299 million and the gain amounted to EUR 203 million.

  •
  The South African Bank of Athens Ltd.  On December 22, 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited ("AFGRI"), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to EUR 19 million.

    Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal.

  •
  United Bulgarian Bank A.D. and Interlease E.A.D.  On December 30, 2016, the Bank entered into a definitive agreement with KBC Group ("KBC") for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to EUR 610 million. Before closing of the Transaction, UBB intends to make a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

    Closing of the transaction was subject to customary regulatory and other approvals including from the Bulgarian National Bank ("BNB"), the Financial Supervision Commission of the Republic of Bulgaria ("FSC"), authorization by the National Bank of Belgium ("NBB"), the ECB and anti-trust (Bulgarian Commission for Protection of Competition) approval. As of the date of this Annual Report, we have received approval from NBB, ECB and anti-trust and closing of the transaction is expected by June 2017.

    The above agreement includes the sale of the 30% stake in UBB-Metlife held by Ethniki Hellenic General Insurance S.A. ("EH"), hence as of December 31, 2016 the carrying amount of UBB-Metlife of EUR 4 million has also been reclassified as held for sale.

    Finally, in the context of the same agreement EH will sell its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company is held by UBB.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	3,113	2,567	2,379	2,079	1,891	2,060
Total interest expense	(1,441)	(1,124)	(909)	(721)	(565)	(615)

Net interest income before provision for loan losses	1,672	1,443	1,470	1,358	1,326	1,445
Provision for loan losses	(1,933)	(563)	(1,767)	(3,218)	(551)	(600)

Net interest income / (loss) after provision for loan losses	(261)	880	(297)	(1,860)	775	845

Non-interest income / (loss)
Credit card fees	33	28	29	37	50	54
Service charges on deposit accounts	10	13	14	9	14	15
Other fees and commissions	267	290	286	249	234	255
Net trading gain / (loss)	(1,119)	108	(1,097)	206	(320)	(349)
Equity in earnings of investees and realized gains/(losses) on disposals	13	7	5	2	1	1
Income / (loss) from insurance operations(4)	580	514	508	477	517	563
Other income(4)	77	270	158	121	353	385

Total non-interest income / (loss) excluding gains / (losses) on investment securities	(139)	1,230	(97)	1,101	849	924

Net realized gains on sales of available-for-sale securities	318	189	95	1	102	111
Other-Than-Temporary-Impairment (of which NIL was recognized through AOCI)	(409)	(284)	(5)	(31)	(3)	(3)

Net gains / (losses) on available-for-sale and held-to-maturity securities	(91)	(95)	90	(30)	99	108

Total non-interest income / (loss)	(230)	1,135	(7)	1,071	948	1,032

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(985)	(1,092)	(780)	(766)	(738)	(804)
Depreciation of premises and equipment	(63)	(59)	(58)	(57)	(53)	(58)
Amortization of intangible assets	(64)	(55)	(51)	(58)	(47)	(51)
Impairment of goodwill	(123)	(9)	(58)	(115)	(2)	(2)
Insurance claims, reserves movements, commissions and reinsurance premiums ceded	(457)	(532)	(256)	(306)	(509)	(555)
Summary other(2)	(842)	(833)	(1,098)	(1,127)	(632)	(688)

Total non-interest expense	(2,534)	(2,580)	(2,301)	(2,429)	(1,981)	(2,158)

Loss before income tax	(3,025)	(565)	(2,605)	(3,218)	(258)	(281)
Income tax (expense) / credit	(50)	(19)	(61)	(39)	22	24

Loss from continuing operations	(3,075)	(584)	(2,666)	(3,257)	(236)	(257)
Income / (loss) from discontinuing operations	557	652	193	(5,210)	(65)	(71)

Net income / (loss)	(2,518)	68	(2,473)	(8,467)	(301)	(328)
Less: Net (income) / loss attributable to the non-controlling interest	(19)	(31)	(4)	3	1	1

Net income / (loss) attributable to NBG shareholders	(2,537)	37	(2,477)	(8,464)	(300)	(327)
Basic and diluted Losses Per Share—Net loss from continuing operations(3)	(242.02)	(6.28)	(12.79)	(2.78)	(0.03)	(0.03)
Basic and diluted Earnings / (Losses) Per Share—Net income / (loss)(3)	(200.46)	0.40	(11.90)	(9.41)	(0.03)	(0.03)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.9179 on April 28, 2017. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses, except insurance claims, reserves movement, commissions and reinsurance premiums ceded.

(3)
The weighted average number of common shares take into account the issue of 1,136,363,637 in May 2014, the reverse split of 1 new share for 15 existing shares in December 2015 and the issue of 8,911,608,218 new shares.

(4)
"Income / (loss) from insurance operations" and "other income" are included in "Other non—interest income" in the U.S. GAAP Financial Statements.

	As at December 31,
	2012	2013	2014	2015	2016	2016(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	1,288	1,084	1,924	1,127	822	896
Deposits with Central Bank	1,049	1,186	981	878	704	767
Securities purchased under agreements to resell	45	35	—	6	3	3
Interest bearing deposits with banks	2,748	3,109	2,673	2,387	2,202	2,399
Trading assets	5,169	2,529	2,083	2,165	1,879	2,047
Available-for-sale securities	3,997	4,353	3,180	5,958	12,455	13,569
Held to maturity securities	356	9,376	9,337	9,292	—	—
Loans	54,618	54,735	53,158	52,219	49,800	54,254
Less: Allowance for loan losses	(6,211)	(6,652)	(8,247)	(11,298)	(10,401)	(11,331)

Net loans	48,407	48,083	44,911	40,921	39,399	42,923
Long-lived assets classified as held for sale	29,785	28,812	32,703	28,355	3,712	4,044
Summary other assets(2)	8,312	8,210	10,369	8,786	9,166	9,986

Total assets	101,156	106,777	108,161	99,875	70,342	76,634

LIABILITIES AND SHAREHOLDERS' EQUITY / (ACCUMULATED DEFICIT)
Deposits excluding interbank deposits	42,615	47,349	47,627	40,117	40,310	43,915
Interbank deposits	32,102	22,043	15,774	24,771	13,141	14,316

Total deposits	74,717	69,392	63,401	64,888	53,451	58,231
Securities sold under agreements to repurchase	363	3,485	3,572	85	4,740	5,164
Long-term debt	1,103	1,402	2,370	1,575	985	1,073
Contingently convertible debt	—	—	—	2,040	—	—
Liabilities directly associated with long-lived assets classified as held for sale	21,719	21,861	25,471	26,383	3,001	3,270
Summary other liabilities(3)	9,047	8,021	10,910	9,234	9,675	10,542

Total liabilities	106,949	104,161	105,724	104,205	71,852	78,280

Redeemable non-controlling interest—Temporary equity	257	250	—	—	—	—
PERMANENT EQUITY / (ACCUMULATED DEFICIT)
Preferred stock, (25,000,000 shares of par value of EUR 0.30 each at 2012 and 12,639,831 shares of par value of EUR 0.30 each at 2013 and 2014 and 270,000,000 shares of par value EUR 5.00 each at 2012, 2013 and 2014, respectively)	1,358	1,354	1,354	—	—	—
Common stock	4,780	719	1,060	2,744	2,744	2,989
Additional paid-in capital	4,079	17,859	19,918	21,740	21,740	23,684
Accumulated other comprehensive income / (loss)	(1,284)	(2,596)	(2,547)	(2,994)	150	163
Treasury stock, at cost	—	(2)	—	(1)	(1)	(1)
Accumulated surplus / (deficit)	(15,037)	(15,007)	(17,387)	(25,851)	(26,151)	(28,490)

Total NBG shareholders' equity / (accumulated deficit)	(6,104)	2,327	2,398	(4,362)	(1,518)	(1,655)

Non-controlling interest	54	39	39	32	8	9

Total liabilities and equity / (accumulated deficit)	101,156	106,777	108,161	99,875	70,342	76,634

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.9179 on April 28, 2017. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

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

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2012	2013	2014	2015	2016
	(%)
Return on assets(1)	(3.1)	(0.6)	(3.3)	(4.3)	(0.3)
Return on equity(2)(4)	—	—	(113)	—	—
Average equity to average assets(3)(4)	—	—	2.9	(1.3)	(4.1)

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

(4)
Ratios not presented where average shareholders' equity for the period is negative

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

EUR (in millions)	2014	2015	2016
Total deposits	63,401	64,888	53,451
Less: Interbank deposits	15,774	24,771	13,141
Deposits excluding interbank deposits	47,627	40,117	40,310
Total assets	108,161	99,875	70,342
Less: Long lived assets classified as held for sale	32,703	28,355	3,712
Total assets excluding long-lived assets classified as held for sale	75,458	71,520	66,630
Total liabilities	105,724	104,205	71,852
Less: Liabilities directly associated with long-lived assets classified as held for sale	25,471	26,383	3,001
Total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale	83,253	77,822	68,851

  Dividends

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

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 30, 2016, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        The Bank will not propose the distribution of dividends for the year ended December 31, 2016 to the annual Ordinary General Meeting of the Bank's Shareholders, in compliance with provisions of articles 44a of Greek Company Law 2190/1920.

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

Risks Relating to the Hellenic Republic's Economic Crisis

Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis have had and will continue to have an adverse impact on our business, results of operations and financial condition.

        For the financial year ended December 31, 2016, 81.5% of our net interest income before provision for loan losses and as at December 31, 2016, 91.4% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 3.1 billion of Greek government bonds and Greek treasury bills represented, as at December 31, 2016, 4.6% of our total assets excluding long-lived assets classified as held for sale and 22.1% of our trading and investment debt securities. Accordingly, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        Following more than eight years of recession in the period 2008-2016, the still challenging economic and business environment in Greece has had and continues to have significant adverse consequences on the Group. The Greek economy re-entered recession in 2015, following a very mild recovery in 2014, mainly due to uncertainty, the significant external liquidity shortages and the need to implement new fiscal adjustment measures, following the agreement on a new program for financial support in August 2015.

        In view of the severe economic uncertainty that appeared to threaten the continued membership of the Hellenic Republic in the European Monetary Union and the EU, the Greek government officially requested financial assistance from the EU on July 10, 2015 (Source: European Commission's proposal for a council implementation decision on granting short term European Union financial assistance to Greece under a new program from the European Stability Mechanism ("ESM"). On August 19, 2015 the Hellenic Republic entered into a Memorandum of Understanding ("MoU") with the European Commission and the ESM for the provision of further stability support accompanied by a third economic adjustment program (the "Third Program"). While the Third Program was intended to set the groundwork for a sustainable reduction in uncertainty—by effectively minimizing the risk of the exit of Greece from the Eurozone in the summer of 2015—and a gradual normalization of liquidity conditions, the short-term implementation challenges and macroeconomic risks remain significant to date. The activation of the Third Program, the progress in its implementation in 2015 and in 2016 along with the disbursement of related funding and an over performance of export-oriented business activities, led to a stabilization of Gross Domestic Product ("GDP") in 2016 (flat GDP year-over-year in 2016, Source: EL.STAT, Quarterly National Accounts Press Release, March 2017). Nonetheless, still tight liquidity conditions and a sizeable fiscal drag from the new measures implemented in this period weighed on economic performance in 2016 and 2017 to date.

        Despite the stabilization of certain indicators related to economic activity during 2016 and 2017 to date, consumer confidence remained low in 2016 and weakened further in the first four months of 2017 (Source: European Commission Consumer Surveys, Press Release, April 2017), exemplifying the still considerable downside risks for economic activity in the remainder of 2017 compared to the official baseline scenario for a solid annual growth of 2.1%, on average (Sources: European Commission, Spring Forecast, May 2017 and International Monetary Fund ("IMF"), World Economic Outlook Database, April 2017).

        In particular, economic and financial conditions in Greece remained challenging in 2016, and continue to affect economic performance in the first months of 2017 as:

  •
  the persistent effects of the recession on borrowers' debt servicing capacity maintain the stress on banks' portfolio quality and weaken demand for loans as well as constraining the supply of loans in the Greek banking sector, leading to further reduction of lending activities;

  •
  additional recessionary pressures could emerge from the implementation of new fiscal measures that are planned to take effect in the period 2018-2020 in the context of the Third Program's medium-term fiscal strategy, which is part of preliminary agreement between the Greek government and the official lenders, which are in the process of completing the second review of the Third Program. These measures will be applied to ensure the achievement of the Third Program medium-term targets and credibly restore fiscal soundness in the medium term, and are expected to continue to impact the private sector's saving capacity and propensity to consume and invest. These effects could adversely affect financial conditions, credit demand and may weaken economic growth in the near-to-medium term;

  •
  despite the improving macroeconomic trends over the course of 2016 and positive prospects for economic activity in 2017-2019 reflected in forecasts of annual GDP growth of 2.5%, on average, for this period (Sources: European Commission, Spring Forecast, May 2017, Greek Ministry of Finance, State Budget 2017 and IMF, World Economic Outlook, Database, April 2017), private sector forecasts remain less optimistic averaging at 1.0%, annually in 2017 (Source: Focus Economics consensus forecasts for Greek GDP growth, May 2017);

  •
  GDP registered a relatively sharp contraction in the last quarter of 2016 following an average expansion of 0.3%, year-over-year, in the first nine months of 2016 (Source: EL.STAT, Quarterly National Accounts Press Release, March 2017) indicating that activity remains susceptible to downside risks in the near term. Information from a relatively limited set of economic indicators available for the first quarter of 2017 suggest that activity is likely to remain weak in this period with GDP expected to receive increasing support from tourism over the course of the year (Source: Greek Tourism Confederation "SETE");

  •
  despite the notable improvement in labor market conditions (decline in the unemployment rate of 4.0 percentage points between 2014-2016), there are some signs of weakening in this favorable momentum, with the seasonally adjusted unemployment rate showing a marginal increase in the last quarter of 2016 and in January 2017 for the first time since May 2016 (Source: EL.STAT, Press release, Monthly Labor Market Data, January 2017);

  •
  pressure on house prices eased in 2016, following a cumulative drop of 41.3% between the third quarter of 2008 and the fourth quarter of 2015 (Sources: Bank of Greece, Bulletin of Conjuctural Indicators, January-February 2017 and Bank of Greece, Real Estate database), but the remaining high backlog of unsold houses, in conjunction with a prospective acceleration of foreclosures in the upcoming years (related, inter alia, to legislative changes made in 2016) and elevated tax pressure on real estate property, could impose risks from a further price adjustment and/or very gradual recovery of this market, if a strong economic growth scenario does not materialize;

  •
  Greek sovereign bond yields continue to show a high correlation with the progress in the Third Program implementation and appear to continue to assign a high country-specific risk premium on Greek financial and real assets. Despite the decline of the Greek sovereign bond yields in the second half of 2016 (Source: Bloomberg database), following the completion of the first review of the Third Program and the official creditors' decision for providing additional debt relief to Greece (Source: Eurogroup Statement, May 25, 2016), sovereign debt valuations remained very sensitive to domestic and international macroeconomic and financial volatility. For example, the yields on Greek sovereign bonds declined following the Eurogroup summits of February 20 and April 7, 2017, when there were signs of progress in the negotiations between the Hellenic Republic and its official creditors for finalizing the pending second review of the Third Program (Sources: Eurogroup Statement, February 20, 2017 and Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017). This trend gained momentum following the preliminary agreement between the Greek government and the institutions, reached on May 1, 2017, on the underpinnings of the second review of the Third Program with the yield of 10-year Greek sovereign bonds declining to its lowest level since 2014—when the Hellenic republic had temporarily accessed the markets issuing 3-year and 5-year sovereign bonds. Nonetheless, Greece's macroeconomic and financial prospects remain very sensitive to domestic and international conditions—such as a gradual reversal of monetary policy easing worldwide or a potential emergence of increasing economic stress in another periphery country—with any increase in economic risks and risk assessment internationally being rapidly transmitted to the Greek economy and Greek assets valuations; and

  •
  the gradual implementation—starting from the Eurogroup of December 5, 2016—of the May 25, 2016 Eurogroup decisions for a sequenced provision of new conditional concessions by Eurozone countries for ensuring the medium-to-longer-term sustainability of Greek debt by maintaining debt servicing costs at a sustainable level, is surrounded by uncertainty (Source: Eurogroup Statements, May 25, 2016 and December 5, 2016). In particular, the uncertainty reflects the considerations of financial markets and the IMF as regards the timeliness and adequacy of the additional measures reducing debt-servicing costs—which started to be implemented in January 2017—and their impact on future debt servicing costs under a potentially less benign than currently expected macroeconomic scenario. Moreover, provided that a significant part of the new concessions is to be implemented, if necessary, in 2018 or later and is conditioned on the compliance with the Third Program targets which extend, at least, through 2018, the related implementation risks are compounded by the still considerable uncertainty surrounding Greece's implementation capacity. Additional risks are related to uncertainty regarding Greece's short and longer-term potential growth prospects, the sustainability of fiscal performance in longer time horizon, as well as developments in global financial markets and the cost of risk internationally. Accordingly, the magnitude and timing of the potential confidence, liquidity and other macroeconomic benefits related to the provision of additional debt relief to Greece are difficult to gauge and may be less than anticipated.

        Still sizeable country risks, along with a slow improvement in liquidity conditions and external risk factors have resulted in and continue to exert pressures on private sector consumption, delay investments and capital spending decisions and, together with the uncertainty regarding the precise time horizon for completely lifting the capital controls, weaken liquidity-generation capacity of the economy and discourage the return of withdrawn bank deposits to the system. Our business activities are dependent on the level of banking, finance and financial products and services we offer, as well as customers' capacity to repay their liabilities. In particular, the levels of savings and credit demand are heavily dependent on customer confidence, employment trends and the availability and cost of funding each of which factors continues to be negative in Greece. Moreover, our customers may further decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which is expected to continue to adversely affect our fee and commission income. For related information, see "—The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth, which could result in weakening prospects for the Group." These risks are compounded by a significant tightening in liquidity conditions and the impact of capital controls on the banking system, as described under "—Low liquidity and the imposition of capital controls in Greece has had, and may continue to have, a material adverse impact on the economy and the banking sector, including our business and prospects" and "—Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not further exacerbate political uncertainty", respectively.

New fiscal measures adopted as part of the Third Program may impose further constraints on economic activity in Greece.

        Prospective new fiscal revenue generating measures and an increase in effective burden from increased taxes (personal, corporate, indirect and consumption taxes) could impose further constraints on economic activity and could result in weaker, than-initially-expected, GDP growth outcomes in future years as a result of conditions imposed by the IMF, the ECB and the European Commission (collectively, the "Institutions"), as part of the second and future reviews of the Third Program. For example, reforms adopted by the Greek government pursuant to the Third Program include increases in value-added tax ("VAT") rates applicable to a range of goods and services since July 2015, which has been supplemented by a further increase (+1.0 percentage point) of the high VAT rate since June 2016, higher effective corporate and personal income taxes, increase in energy taxes and increased social security contributions for the self-employed from 2017 onwards. These fiscal reforms are generally associated with lower investment and consumer spending and may have the effect of slowing growth, particularly, in the first year of their implementation. A negative impact on activity could occur in the event of activation of the contingency adjustment mechanism, legislated in May 2016 (pursuant to Greek Law 4389/2016), which is designed to impose automatic spending cuts or tax increases if there is objective evidence of a failure to meet the annual primary surplus targets of the Program (1.75% of GDP in 2017 and 3.5% of GDP, in 2018, Sources: Eurogroup Statement, May 25, 2016 and European Commission, Supplemental Memorandum of Understanding, June 2016). With respect to corporate taxes, due to the uncertainty regarding the successful implementation of the Third Program, new taxes may be imposed on the Group, and existing taxes may be increased. As a result of Greek Law 4334/2015, for the periods commenced from January 1, 2015, the nominal corporation tax rate has increased to 29% from 26% in 2014. Any additional taxes imposed on us in the future, or any increases in tax rates, may have a material adverse effect on our business, results of operations and financial condition.

        The above measures and/or other fiscal measures such as those which could be legislated in the context of the medium term fiscal strategy, which according to latest information extends through 2020 (Source: Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017), could exert additional fiscal pressures on private sector spending and liquidity through an additional effort to ensure the achievement of adequate fiscal surpluses post 2018. In this regard the Eurogroup on April 7, 2017 confirmed that the Greek Government reached an agreement, in principle, with the official creditors on the legislation of a fiscal reform package of 2.0% of GDP, of which 1.0% of GDP will correspond to new permanent savings on pension system spending applied in 2019 and another 1.0% of GDP in 2020 mainly based on a reform of the personal income tax framework. This agreement also contains a provision for the legislation of finely targeted expansionary measures, if the economy is doing better and the fiscal path is doing better than expected. However, these expansionary measures will be activated only in the event of an over performance of Greece as regards the achievement of its medium-term fiscal targets but will not be applied in the event of any slippage from the pre-agreed targets and even if activated may not have the intended effect. The legislation of all these measures is planned to be made upfront in 2017 and the decision for their implementation along with the evaluation of Greece' progress in cementing its fiscal position and implementing reforms are scheduled to take place in the second half of 2018 (Sources: Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017 and Press Conference following the Eurogroup of April 7, 2017), therefore such expansions measures may not materialize.

        Potential downside risks for economic activity from the increasing fiscal pressure on the private sector's financial position and asset valuations or due to a new increase in uncertainty in the event that there are delays or inefficiencies in the Third Program implementation, could have an adverse effect on the Group and the financial sector as a whole. For related information, see "—The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth, which could result in weakening prospects for the Group".

The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth, which could result in weakening prospects for the Group.

        Over the past seven years, the Hellenic Republic has undertaken significant structural measures intended to restore competitiveness and promote economic growth in Greece through the financial support programs agreed with the Institutions. A program was initially agreed in May 2010 (the "First Program") and was renewed by way of a second economic adjustment program in March 2012 and further amended pursuant to Eurogroup decisions of November 2012 (the "Second Program"). The First Program and the Second Program established, through related financial facility agreements signed between the Hellenic Republic, the participating Eurozone countries, the European Financial Stability Facility ("EFSF") and the IMF, financing intended to fully cover the Hellenic Republic's external financing needs until the end of 2014, conditioned on the implementation of a number of fiscal adjustment policies and growth enhancing structural reforms. On December 8, 2014, the Eurogroup announced a "technical extension" of the EU side of the Second Program to the end of February 2015. On February 20, 2015, the Eurogroup agreed to a four month extension of the Master Financial Assistance Facility Agreement ("MFFA") underpinning the Second Program.

        The First Program and the Second Program were conditional on the adoption by the Hellenic Republic of fiscal austerity measures designed to significantly reduce public spending that were widely perceived as leading to rising social and political opposition, while failing to achieve the long-term sustainability of Greece's debt burden. The success of these measures has been questioned as government debt as a percentage of GDP was projected to remain very high (approaching 179.0% of GDP in 2015) (Source: European Commission, Winter Forecasts, February 2016). Pressures arising from the fiscal effort to achieve a large primary budget surplus in the Greek government budget, accumulated policy fatigue and the emergence of social tensions in conjunction with the election of a new coalition Government in January 2015 which attempted to renegotiate the conditions and financing terms underlying the Second Program led to an escalation of economic and financial pressures. In this vein, delays and inefficiencies in the implementation of the structural reform agenda of the Second Program by the Greek Government combined with delays from the side of the official creditors as regards the provision of additional concessions to ensure public debt sustainability (such as lower interest rate and longer maturities of EFSF and bilateral loans from other Eurozone member states to Greece), and elevated uncertainty regarding the Hellenic Republic's access to sufficient medium-to-long term financing for the country have had an increasingly adverse effect on economic and financial conditions in Greece in the seven years leading up to the latest incidence of severe economic and political stress in the summer of 2015. Despite the progress in the Third Program implementation, the stabilization of economic activity and the improvement in economic sentiment in 2016 and early 2017, the financial position of private sector has been severely impaired by the multi-year recession and is expected to continue to have an adverse impact on economic conditions in Greece.

        The lengthy and inconclusive negotiations between the Greek government and the Institutions in order to agree on a modified version of economic conditions with less austerity and the provision of additional financing under a revised version of the Second Program, culminated in the expiry of the Second Program on June 30, 2015, without a replacement financial assistance program in place to secure necessary funding for the Hellenic Republic to be able to meet its imminent external payment obligations in July and August 2015. On June 30, 2015, the Hellenic Republic defaulted on its payment obligations to the IMF in respect of a EUR 1.5 billion repayment, which has since been paid.

        In response to the fear of an outright bank run following the decision of the ECB to cap Greek bank access to the Eurosystem to the level reached in June 26, 2015 and circulation of scenarios for an imminent bank-run and potential suspension of Greece's status as a Eurozone member, the Greek government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, 2015 and applied specific restrictions on banking and other financial transactions (jointly referred to as "capital controls", Source: Bank of Greece, Act of Legislation, June 28, 2015), with a view to protecting financial and macroeconomic stability. On August 19, 2015 the Hellenic Republic entered the MoU with the European Commission and the ESM for the provision of further stability support accompanied by the Third Program.

        The Third Program is intended to cover the Hellenic Republic's external financing needs until mid-2018 and to encourage the return to a sustainable growth path for the country. Nevertheless, it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic or if the prospective phasing in of new debt-relief measures (Source: Eurogroup Statement, May 25, 2016)—which started in January 2017 involving ESM's liability management interventions to extend official debt maturity and stabilize interest costs at low levels for a prolonged period—will be sufficient to support market sentiment, permitting the Greek State to re-access the markets. This new round of "conditional provision" of debt relief is planned to involve a significant degree of direct or indirect official sector involvement, to reduce substantially Greece's debt servicing costs in the medium, and especially, in the longer term through related changes in the characteristics of the existing stock of official loans to Greece. These changes are to be designed and implemented by the ESM following approval by the Eurozone member states and the technical assistance of the other institutions participating in the Third Program, namely the IMF and the ECB. However, as the provision of this additional relief to the Hellenic Republic by the official borrowers is conditioned on successful progress in program implementation (Sources: Eurogroup Statements on Greece, May 25, 2016, December 5, 2016 and April 7, 2017), delays or inefficiencies in implementation of agreed measures and reforms could increase economic and financial uncertainty, and/or increase the risk of a default on the Hellenic Republic's debt and lead to the re-emergence of scenarios of suspension of Greece's status as a Eurozone member.

        Even if the Third Program successfully leads to debt relief, confidence may not be timely restored in the Greek banking sector and the Greek economy may not achieve the sustained and robust growth that is necessary to ease the current financial constraints of the Hellenic Republic, restore the internal liquidity generation capacity of the Greek economy or re-open the private financial markets in the near-to-medium term. Consequently, the application of the Third Program may not result in returning the Greek economy to a path of sustainable growth or bring the ongoing domestic deleveraging and deflation processes to an end. For example, pursuant to the initiative to close the fiscal gap for the period from 2015 to 2018, an increase in VAT rates was effected since the third quarter of 2015 across a range of goods and services, while a further VAT increase was implemented in June 2016 along with new increases in consumption/sales taxes in October 2016 and January 2017. See "—New fiscal measures adopted as part of the Third Program may impose further constraints on economic activity in Greece." All these tax increases generally have the effect of subduing spending and consumption, resulting in additional downside pressures on economic performance and financial conditions in Greece. In this vein, a perspective redesign of the single property tax in the upcoming years could lead to a more progressive tax scale, imposing additional burden to medium-and higher valued properties. Additionally, it is possible that various interest groups and factions may raise objections to measures of the Third Program with which they disagree—for instance, the changes to sales tax rates, or the application of higher social security contributions, or planned changes to broaden the personal income tax base or object to a further reduction in government spending that affects core areas such as pensions or the health system. Such disagreement may cause delays or deviations from the agreed fiscal and structural adjustment strategies and/or undermine the Hellenic Republic's capacity to meet the targets that have been agreed in principle under the Third Program.

        If the Third Program fails to restore growth to the Greek economy or proves to temper economic growth as a result of austerity policies or measures which are more stringent than what would be optimal to facilitate sustainable growth, the resultant low or negative economic growth could have a material adverse impact on the Bank's business, results of operations, financial condition or prospects.

Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not further exacerbate political uncertainty.

        Economic and financial conditions in Greece remain very sensitive to political uncertainty and/or the impact of the electoral cycle in Greece.

        The experience from the period 2010-2015 suggests that the political cycle and periods of political uncertainty and related tensions tend to weigh heavily on the implementation of each of the Programs and consequently economic prospects. In this context, after a presidential election held by the Greek parliament on December 29, 2014, in which no presidential candidate was able to secure the majority vote required to become elected, the parliament was dissolved and an early parliamentary election was held on January 25, 2015. This election resulted in the formation of a new coalition government led by Syriza. The newly-elected Greek government attempted to renegotiate Greece's relationship with its official creditors, agree a more gradual fiscal adjustment with less austerity measures, and secure additional debt relief from the official sector. The lengthy and inconclusive negotiations delayed the implementation of remaining structural reforms under the Second Program and the disbursement of related official financing and contributed to an increase of uncertainty.

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

        The above developments translated into downward pressure on economic activity as evidenced by GDP trends in the second half of 2015 which led to a GDP contraction of 0.3%, year-over-year, in 2015 and a stabilization of GDP in 2016, with activity, however, contracting in the first semester of 2016 and in the last quarter of the same year (Source: EL.STAT, Quarterly National Accounts Press Release, March 2017). Following the implementation of the policy measures agreed with official lenders, the Hellenic Republic received EUR 21.4 billion of the first tranche of the financial assistance agreement that accompanies the Third Program between August and December 2015, including EUR 5.4 billion for bank recapitalization. Following the successful implementation of agreed reforms by the Hellenic Republic the first review of the Third Program was concluded in June 2016. The Board of Directors of the ESM authorized in June 2016 the second tranche of ESM financial assistance to Greece amounting to EUR 10.3 billion—for debt servicing obligations and arrears clearance—which was disbursed in two sub-tranches of EUR 7.5 billion and EUR 2.8 billion in June and October 2016, respectively (Source: ESM Press Releases, June 17, 2016 and October 25, 2016). Negotiations for the conclusion of the second review of the Third Program that started in October 2016 have not been completed by the date of this Annual Report, albeit the agreement in principle reached in the Eurogroup on April 7, 2017 (Sources: Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017 and Press Conference following this Eurogroup) and the achievement of a supplementary agreement on May 1, 2017 over the specific conditions that underlie the completion of the second review (including additional fiscal consolidation measures), pave the way for discussions over debt relief and the achievement of a staff level agreement. In this context, the Greek government agreed to legislate another 2.0% of GDP of structural fiscal measures for 2019-2020, to ensure the sustainability of the fiscal adjustment in the following years. Nonetheless, more than EUR 6.0 billion of the financial assistance related to the second review of the Third Program have not been disbursed according to the original planning by the date of this Annual Report, which may have adversely affected economic performance and liquidity conditions in the first months of 2017.

        Uncertainty about the Hellenic Republic's ability to meet the medium-term conditions to assistance under the Third Program and attain fiscal sustainability in conjunction with the effect of the provision of additional concessions by the official creditors to lower further debt service costs and support Greece's long-term growth, remain considerable. This, in turn, could continue to exert pressures on the liquidity position of the Greek banking system, as well as on Greek banks' portfolio quality, having a potentially material adverse effect on the Bank and other financial institutions whose profits are derived from the country's banking sector. See "—High outflows of funds from customer deposits could cause an increase in our costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects."

        The Third Program also includes objectives designed to restore fiscal sustainability, restore growth, competitiveness and investment and modernize the efficiency of the public sector and the governance of institutions. As of the date of this Annual Report, it is uncertain whether the majority of these measures will be timely implemented or on what terms, as described under Item 5.D., "—The Macroeconomic Environment in Our Markets—Private Sector Initiative and Economic Stabilization and Support Programs—The Third Program." Failure to implement the agreements made by the government under the Third Program (for example, if required measures are not passed in the Greek parliament), or continuing uncertainty relating to the Hellenic Republic's ability to implement necessary reforms or to meet other commitments related to the conditionality of the Third Program, may lead to termination of financial support provided by the EU and increase again the risk of sovereign default and/or reactivate scenarios of suspension of Greece's status as a Eurozone member.

        Furthermore, the potential occurrence of a new round of political uncertainty in the event of a standstill in program implementation or the emergence of new difficulties in finalizing future reviews under the Third Program or providing the additional debt relief outlined in the agreement between Greece and its official creditors /or delays or deficiencies in program implementation may revive strains in the relationship between the Greek government and the Institutions, which would in turn have a material adverse impact on the implementation of the Third Program and its ability to facilitate economic and financial stability and eventual economic growth in Greece.

Low liquidity and the imposition of capital controls in Greece has had, and may continue to have, a material adverse impact on the economy and the banking sector, including our business and prospects.

        The liquidity position in the Greek banking system remains weak, reflecting a sizeable contraction of the domestic private sector deposits between November 2014 and July 2015 of EUR 42.2 billion which led to a sharp increase in reliance on ECB and national central bank funding (together comprising the "Eurosystem"), Eurosystem funding for Greek banks peaked at EUR 126.6 billion in June 2015 and stood at EUR 66.6 billion and EUR 59.7 billion as at December 31, 2016 and March 31, 2017, respectively (EUR 56.0 billion as at December 31, 2014), (Source: Bank of Greece, Monthly Balance Sheets, December 2014 until March 2017).

        In part as a response to the substantial contraction in deposits, on June 28, 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until July 19, 2015, during which time the Hellenic Capital Market Committee ("HCMC") also declared the temporary closure of the ATHEX for trading in securities. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which—including capital controls—continue to apply. The currently applicable capital controls involve, among other limitations, a maximum cumulative withdrawal limit for two weeks of EUR 840 per depositor, continued prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and restrictions on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes). See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece". The imposition of such controls had a negative impact on the perceived health of the banking system, and the continuation and eventual lifting of the remaining restrictions pose risks to Greek banks, including the Bank, and the Greek banking sector, notably increased capital outflows.

        The imposition of capital controls and the bank holiday also led to increased economic and business uncertainty, which has reduced business activity in Greece as firms have been restricted in their ability to import, receive loans from banks, conduct other commercial activities and maintain their creditworthiness and business activities abroad. In addition, consumers and businesses have been and continue to be reluctant to make large purchases or investments, which has contributed and continues to contribute to a further devaluation of financial and real estate assets. These events have and could continue to have a material adverse effect on our financial condition, results of operations or prospects, as our results are dependent upon levels of stability in the Greek economy, a return to growth of the Greek banking sector and increased levels of lending, in particular business lending.

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

        The continued imposition of capital controls harms our prospects, as such controls restrict the ability of our customers to produce and accumulate savings and/or reduce further their debt servicing capacity, weakens healthy demand for credit, and discourages private capital inflows to the economy—including the repatriation of profits from Greek business activity abroad. Households have been deferring spending and hoarding cash for precautionary purposes, which have created and will continue to create further pressure on domestically-oriented industries, especially in discretionary categories of goods and services. The contraction in domestic demand is creating additional risks for the performance of domestically-oriented micro- and small-size businesses in the near future, including manufacturers, retailers, providers of services to domestic businesses and households. This risk is particularly high for more cyclical industries and in business segments which are more dependent on domestic demand and operating in discretionary and capital goods production. Although we have taken steps to address and limit the impact of the bank holiday and related capital controls on our customers and continue the provision of liquidity to the extent permitted, there can be no assurance that our response will be sufficient. The consequences of the continued application of capital controls could have a material adverse effect on our business, financial condition or results of operations, could result in our customers being unable to service their debts, may further reduce liquidity in the market and may increase the our level of loans past due by more than 90 days.

        The Greek capital controls and other restrictions, have also had an impact on the price, liquidity and volatility of our common shares, as described further under "Risks Relating to the Markets and the ordinary shares—Our share price has been, and may continue to be, volatile".

We currently have limited access in the capital markets for funding and are heavily dependent on the ECB and Bank of Greece, through the ELA, for funding, which access could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds.

        The ongoing economic crisis in Greece has adversely affected our credit risk profile, preventing us from obtaining funding in the capital markets, and increased the cost of such funding and the need for additional collateral requirements in repo contracts and other secured funding arrangements, including those with the ECB and the Bank of Greece. Concerns relating to the ongoing impact of current economic conditions and difficulties and delays in the implementation of the Third Program by the Greek government are expected to continue to restrict our ability to obtain funding in the capital markets in the near and medium term. See Item 5.B "Liquidity and Capital Resources—Credit Ratings".

        The Bank's principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations ("MROs") and the Targeted Longer-term Refinancing Operations ("TLTROs") with ECB, as well as through the ELA mechanism with the Bank of Greece, and repurchase securities agreements (repos) with major foreign financial institutions. ECB funding and repos with financial institutions are collateralized mainly by EFSF / ESM bonds, as well as by Greek government bonds and T-Bills and highly rated corporate loans. ELA funding is collateralized mainly by loans, as well as by covered bonds issued by the Bank. Additionally, the Bank proceeded with a secured borrowing transaction with its consolidated variable interest entity ("VIE") Sinepia D.A.C. by issuing asset-backed bonds involving small medium enterprise ("SME") and corporate loans, whose outstanding amount as at December 31, 2016 was EUR 266 million of which EUR 8 million were held by the Bank. On December 31, 2016, Eurosystem funding stood at EUR 12.3 billion, a decrease of EUR 11.7 billion when compared to the respective figure as of December 31, 2015. Particularly, ECB funding, via the MROs and the TLTROs, was EUR 6.7 billion, while ELA funding amounted to EUR 5.6 billion, a decrease of about EUR 5.8 billion and EUR 5.9 billion, respectively.

        However, although our Eurosystem funding has remained stable since December 31, 2016, there can be no assurance that our funding needs will continue to be met by or that we will continue to have access to Eurosystem funding in the future. In addition, if the Greek government decides to lift the capital controls, deposit outflows could have a material adverse impact on our deposit base and on the amount of our ECB and ELA eligible collateral, which could have a material adverse impact on our liquidity and our ability to access Eurosystem funding in the future, which may in turn threaten our ability to continue as a going concern.

        Furthermore, the liquidity we are able to access from the ECB or ELA may be adversely affected by changes in ECB and Bank of Greece rules relating to collateral. If the ECB or the Bank of Greece were to revise their respective collateral standards, remove asset classes from being accepted, or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB or the Bank of Greece as has happened in 2015, our access to these facilities could be further diminished and the cost of obtaining such funds could increase.

        For example, on February 4, 2015, the ECB announced its decision to revoke the waiver affecting marketable debt instruments issued or fully guaranteed by the Hellenic Republic, which had previously allowed these instruments to be used in Eurosystem monetary policy operations, despite the fact that they did not fulfill minimum credit rating requirements. However, on June 22, 2016, following the completion of the first review of the Third Program, the ECB decided to reinstate the waiver, as of June 29, 2016 and onwards. Therefore, as a holder of Greek government debt, if this waiver were revoked, it would affect our eligible ECB collateral pool and therefore our access to ECB funding.

        In addition the amount of funding available from the ECB or the Bank of Greece is tied to the value of the collateral we have provided, which may decline. If the value of our assets declines, then the amount of funding we can obtain from the ECB or the Bank of Greece will be proportionally limited. Increases in past due loans will also negatively affect the available collateral used for funding purposes (see also below "—Deteriorating asset valuations resulting from poor market conditions may adversely affect our business, results of operations and financial condition and may limit our ability to post collateral for funding purposes from Eurosystem").

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

        A substantial portion of our loans and advances to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. Significant adjustment in residential valuations started in 2009 and continued at a rapid pace from 2010 to the end of 2015 (with prices having fallen by 41.7% by the end of the fourth quarter of 2016 compared to their peak in 2008, according to the Bulletin of Conjectural Indicators published by the Bank of Greece, Sources: Bank of Greece, Bulletin of Conjuctural Indicators, January-February 2017 and Bank of Greece, Real Estate database). The average pace of decline in house prices slowed during 2016 to 2.3%, year-over-year, from 5.0%, year-over-year, in 2015, but downside risks remain considerable against a relatively high effective tax burden and a still sizeable backlog of unsold houses. Household disposable income showed signs of improvement in 2016 supported by the annual increase in employment of 2.0% in the same period, year-over-year, (Sources: EL.STAT., Quarterly Non-Financial Sector Accounts, fourth quarter and EL.STAT., Labor Force Survey, Monthly data, Press Releases January 2015 until January 2017). However, the high stock of unsold houses, relatively high effective tax burden on property, weak credit flows and a still high unemployment rate of 23.5% in January 2017 (EL.STAT., Labor Force Survey, Monthly data, Press Release, January 2017) are likely to delay market stabilization further, maintaining pressure and/or delaying the recovery of residential and commercial valuations and may weigh on the prospective pace of improvement in mortgage delinquencies in 2017 or 2018. According to Bank of Greece data (Source: Bank of Greece, Report on Operational Targets for Non-Performing Exposures, April 5, 2017), the non-performing exposures ("NPE", as defined according to European Banking Authority ("EBA") Implementing Technical Standards ("ITS") on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: a) material exposures which are more than 90 days past due and b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due) ratio of mortgage portfolios at a banking system level increased to 41.5% in December 2016 compared to 41.0% in December 2015.

        A further decline in economic activity, or a deterioration of economic conditions in any industry in which our borrowers operate, or in the market of the collateral, may result in the value of collateral falling below the outstanding principal balance for some loans. A decline in the value of collateral, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses. The ongoing pressures on financial and real estate asset valuations means that the value of assets collateralizing our secured loans, including residential and other real estate, is likely to decline further. Such a decline could result in further impairment of the value of our loan assets or an increase in the level of our past due loans, either of which will limit our ability to post collateral to obtain ELA and ECB funding. Furthermore, a protracted period of poor economic conditions will materially and adversely affect the liquidity, business activity and financial condition of our borrowers, which in turn will led to further increases in our past due loan ratios, provision for loan losses and other financial assets, and decreased demand for borrowings in general and additional pressure on financial and real estate asset valuations could translate into a further deterioration of the economy. Our non-accruing loans ratio increased from 34.4% at December 31, 2014, to 41.3% at December 31, 2015 and to 42.6% at December 31, 2016. See "Risks Relating to Our Business—The increase of non-accruing loans may have a negative impact on our operations in the future." If the financial performance and creditworthiness of our borrowers worsens or does not improve, the quality of our loan portfolio will continue to deteriorate, which will have a material adverse impact on our financial condition and results of operations.

        In addition, any failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to national legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. Although the Greek suspension of every enforcement action due to capital controls was lifted by the October 29, 2015 official announcement of Ministry of Justice, Transparency and Human Rights on November 2, 2015 a prolonged lawyers' and notaries' abstention (in which the lawyers and notaries refuse to act) that commenced in January 2016 has restrained us from proceeding to enforcement, seizures and auctions of any real estate since the lawyers' abstention lasted until September 2016 and the notaries' abstention was continued for certain auctions, with notaries renewing their abstention on a weekly basis. Further to the above, there are certain interest groups organizing demonstrations at physical auctions which hinder their execution and sometimes resulted in violence. Consequently, the pace at which auctions of residential properties occur has almost come to a standstill.

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

        Historically, our principal source of funds has been customer deposits, the majority of which are from our Greek depositor base. However, during the first half of 2015, the Bank suffered significant deposit outflows, which were stopped by the imposition of the bank holiday and the capital controls as from June 28, 2015. More specifically, the Group in Greece incurred a net outflow of EUR 8.4 billion between January 1, and December 31, 2015. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB and the Bank of Greece under their exceptional terms. Although the Group's domestic deposits stabilized in 2016, there can be no assurance that outflows will not increase upon any lifting of the capital controls. Furthermore, future deposit levels in Greece may be adversely affected as a result of the transposition of the BRRD in Greece, which, inter alia, requires the participation of a financial institution's unsecured depositors (of any amounts exceeding insured limits) in case of resolution proceedings of such institution. For information about resolution proceedings and tools available see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive".

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

        Although we completed the 2015 Recapitalization involving the share capital increase of the Bank under the provisions of Greek Law 3864/2010, as amended by Greek Law 4340/2015 (the "HFSF Law") (see also Item 4.A, "History and Development of the Company—2015 Recapitalization"), there can be no assurance that we will not require further capital in future periods in order to continue to meet our capital adequacy requirements.

        This would be the case particularly if business conditions in Greece do not improve or if they deteriorate further. Further deterioration of market conditions in Greece may continue to adversely affect the quality of our loan and investment portfolio, which comprises primarily Greek loans following the completion of our sale of Finansbank in June 2016, and the disposal of UBB, Interlease E.A.D and S.A.B.A., expected to be completed in 2017. The potential deterioration in the credit quality of our assets may exceed current expectations, lead to additional impairments in the future or result in requirements by our regulators to reduce our non-performing exposures ("NPEs") monitored as a prudential measure by applying more aggressive measures than those currently expected, which may result in higher losses than currently anticipated, or the regulators may increase their Supervisory Review and Evaluation process ("SREP") requirements for NBG. Any of these consequences may in turn generate the need for us to raise additional capital which may significantly dilute our ordinary shareholders.

        We are also required by the SSM to reduce our levels of NPEs. In 2016, we proceeded with write-offs of domestic loans, for which we have assessed that there is no reasonable expectation of recovery against which a 100% loan loss allowance was recorded, in line with the targeted NPE reduction of EUR 8.5 billion by 2019 that we agreed with the SSM. As at December 31, 2016, domestic write offs amounted to EUR 1.4 billion compared to EUR 0.2 billion as at December 31, 2015, while total reduction of NPEs in 2016 was EUR 2.8 billion. As part of that agreement, we intend to write off in the near term significant amounts of loans for which we assess that there is no reasonable expectation of recovery. To the extent that part of the NPE decrease is achieved through sales of loans at prices below their net carrying amount, we may recognise additional charges in such periods. If the levels of additional charges are significant, we could be required to raise additional capital to absorb any losses.

        Furthermore, we anticipate that new stress tests analyzing the strength and resilience of the European banking sector will continue to be carried out by national and supranational regulatory authorities in future periods. More specifically, on February 27, 2017 EBA announced that 2018 EU-wide stress test is expected to be launched at the beginning of 2018 and the results to be published in mid-year. The EBA, in co-operation with competent authorities (as defined under capital requirements regulation ("CRR"), article 4) ("Competent Authorities"), is in the process of preparing the methodology and templates with the objective of discussing these with the industry in summer 2017.

The new methodology will be revised to take into account the implementation of the new International Financial Reporting Standard of Financial Instruments "IFRS 9" both in the starting points as well as in the projections.

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

        In December 2015, in connection with the Capital Plan and our application for State Aid (see Item 4.A "History and Development of the Company—The Capital Plan"), burden sharing measures were applied to convert into ordinary shares outstanding classes of certain of our then existing debt instruments issued or guaranteed by us, all subordinated liabilities (including preference shares issued by us) and certain senior unsecured liabilities which were not mandatorily preferred by law pursuant to the HFSF Bail-in Tool. This mandatory conversion resulted in significant dilution to our ordinary shareholders. Should further capital be required in the future and, if we are unable to raise such capital, the SRB, acting with the Greek National Resolution Authority may, if the relevant conditions set out in the BRR Law are satisfied at the relevant time, exercise the BRRD Point of Non Viability Power ("BRRD PONV Power") and/or the BRRD Bail-in Tool and/or any other resolution tool as determined by the SRB, acting with the Greek National Resolution Authority. Therefore, the exercise of the BRRD PONV Power and/or the BRRD Bail-in Tool or any other resolution tools would result in significant dilution or elimination of the interests of ordinary shareholders.

The Group may need additional capital and liquidity as a result of regulatory changes.

        The Bank and the Group are required by the Single Supervisory Mechanism ("SSM") and the regulators in the Hellenic Republic and other countries in which they undertake regulated activities to maintain minimum levels of capital and liquidity. To the extent the Group has regulated activities elsewhere in the European Economic Area ("EEA") it will remain subject to the minimum capital requirements prescribed by the regulatory authority in the Hellenic Republic, except in jurisdictions where it has regulated subsidiaries, which will be subject to the capital requirements prescribed by local regulatory authorities. In jurisdictions in which it has branches, including within the EEA, the Bank is also subject to the regulatory capital and liquidity requirements of such jurisdictions. The Bank, its regulated subsidiaries and its branches may be subject to the risk of having insufficient capital resources to meet the minimum regulatory capital and/or liquidity requirements. In addition, those minimum regulatory capital requirements may increase in the future, or the methods of calculating capital resources may change. Likewise, liquidity requirements are under heightened scrutiny, and may place additional stress on the Group's liquidity demands in the jurisdictions in which it operates. Changes in regulatory requirements may require the Group to raise additional capital. Directive 2013/36/EU (the "CRD IV Directive") and the EU Capital Requirements Regulation (together, the "CRD IV") which incorporate the key amendments that have been proposed by the Basel Committee on Banking Supervision (known as "Basel III") have been directly applicable to all EU member states (the "EU Member States") since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019 (see "—Our business is subject to increasingly complex regulation which may increase our compliance costs and capital requirements", below).

        Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the SREP, to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank's individual profile. As at December 31, 2016, the Group's CET1 Ratio was 16.3%, exceeding the minimum requirement by CRD IV and SREP. Implementing regulations in Greece under the CRD IV or higher SREP requirements may impose higher capital requirements, such as higher prudential buffers, which may require the Group to raise further capital. The Group may also be requested by the SSM to address shortcomings identified by the Targeted Review of Internal Models ("TRIM"), which may result in increased capital requirements. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Single Supervisory Mechanism." Furthermore, on March 20, 2017, the ECB published its final "Guidance to banks on non-performing loans", setting out expectations in relation to strategy, governance, and operations. Although these guidelines are not binding, they may have an impact in the future on our risk management, governance or control systems as these relate to our management of NPEs, as well as on how the SSM assesses our capital requirements for NPEs.

        If the Group does not satisfy the minimum capital ratio requirements in the future, it may be subject to the measures that the Bank of Greece or the SSM can take pursuant to Article 131 of the CRD Law (which transposed into Greek Law article 141 of the CRD IV Directive) (the "CRD Law") and Regulation 1024/2013, including appointment of a commissioner to the Bank (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive").

        If the Bank is required to raise further capital but is unable to do so on acceptable terms, the Group may be required to further reduce the amount of the Bank's risk-weighted assets and engage in further disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Bank. Any failure to maintain minimum regulatory capital ratios could result in administrative actions or other sanctions, which in turn may have a material adverse effect on the Bank's operating results, financial condition and prospects. If the Bank is required to strengthen its capital position, it may not be possible for the Bank to raise additional capital from the financial markets or to dispose of marketable assets. That could potentially lead to further requests for State Aid pursuant to the provisions of Greek Law 3864/2010, as amended by Greek Law 4340/2015 (the "HFSF Law") in the circumstances permitted under the BRR Law and the HFSF Law, which could result in the dilution or elimination of the interests of ordinary shareholders, and which may result in the HFSF exercising full control over the Bank if the HFSF were used again to recapitalize the Bank pursuant to the HFSF Law.

The Bank's wholesale borrowing costs and access to liquidity and capital may be negatively affected by, and there may be further material adverse consequences of, any future downgrades of the Hellenic Republic's credit rating.

        Since 2009, the Hellenic Republic has undergone a series of credit rating downgrades and, in 2010, moved to a below investment grade rating. The credit rating of the Hellenic Republic was lowered by all three major credit rating agencies to levels just above default status following the activation of collective action clauses in Greek government bonds subject to Greek law in February 2012. Specifically, the Hellenic Republic's credit rating was lowered to Selective Default SD by Standard & Poor's ("S&P") (February 27, 2012), to Restricted Default RD by Fitch Ratings Ltd. ("Fitch") (March 9, 2012) and to C by Moody's Investor Services, Inc. ("Moody's") (March 2, 2012).

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

        The Greek sovereign rating was last reduced by S&P on June 29, 2015, to CCC. Similarly, on June 30, 2015, Fitch downgraded Greece's sovereign rating to 'CC' and on July 1, 2015, Moody's downgraded Greece's government bond rating to 'Caa3' from 'Caa2' and placed the rating on review for further downgrade assigning a continuing high probability of Greece's default on its privately held debt without ongoing support from official creditors. The completion of the agreement on the Third Program and the progress in its implementation led to a sequence of sovereign upgrades by the main rating agencies: S&P raised Greece's rating by two notches to 'CCC+' on July 21, 2015, while Fitch upgraded Greek debt by one notch to 'CCC', on August 18, 2015. On September 25, 2015, Moody's maintained Greece's sovereign rating at 'Caa3' but changed the outlook to stable from negative as it had placed the country's rating on review for further downgrade since July 1, 2015. Finally, S&P Ratings upgraded the creditworthiness of the Hellenic Republic by one notch to 'B' on January 22, 2016 with a stable outlook. On July 11, 2016, Moody's affirmed the stable outlook on Greece's 'Caa3' rating, since the conditions in Greece had stabilized after the Third Program, as well as maintained the same rating and outlook on October 14, 2016. Similarly, S&P and Fitch affirmed their 'B–' and 'CCC', respectively, long-term sovereign credit rating of the Hellenic Republic with a stable outlook, on July 22, 2016 and on September 2, 2016 (Source: rating agencies press releases on Greek sovereign rating assessment).

        Additionally, S&P affirmed its 'B–' long-term sovereign rating on the Hellenic Republic with a stable outlook again on January 20, 2017, noting, however, that although there has been a mild recovery in the second half of 2016, the Greek economy remains fragile and its banking sector distressed. On the same note, Fitch Ratings kept its rating of the Hellenic Republic's sovereign debt unchanged at 'CCC' on February 24, 2017, while Moody's did not update Greece's sovereign debt rating on the scheduled review on the same date, thus, the Ratings Agency currently rates Greece at 'Caa3' with a stable outlook (Source: Moody's, S&P and Fitch press releases on Greek Sovereign outlook).

        However, a new downgrade of the Hellenic Republic's rating could occur if the sovereign fails to meet its commitments to official sector lenders or becomes unable to service its obligations to the private or official sector. A downgrade may also occur if official sector lenders do not timely provide necessary additional relief by lowering Greece's debt servicing costs according to the Eurogroup decision on the implementation of near term debt measures (Source: Eurogroup Statement, May 25, 2016) or waiver from their commitment to conditionally provide further relief to Greece's debt servicing costs in the future. Accordingly, the financing costs of the Hellenic Republic would increase further (if it is able to access the capital markets at all), with negative effects on the cost of capital for Greek banks (including the Bank) and the Bank's business, financial condition and results of operations. Further downgrades of the Hellenic Republic's credit rating could also result in a corresponding downgrade in the Bank's credit rating and, as a result, increase wholesale borrowing costs and the Bank's access to liquidity.

        For details relating to the Bank's credit ratings, see Item 5B., "Liquidity and Capital Resources—Credit Ratings".

A default of the Hellenic Republic would have a material adverse effect on the Group's business and could lead to a higher cost of funding or the inability of the Bank to raise capital.

        The ability of the Hellenic Republic to service its outstanding debt depends on a variety of factors, including the overall health of the Greek economy, the growth rate that can be achieved in future years, especially as relates to the impact of the Third Program on long-term debt sustainability, and levels of taxes collected from Greek taxpayers. If an additional restructuring of Hellenic Republic debt were to occur due to adverse scenarios arising from the foregoing or other influences, the Bank's regulatory capital would be severely affected due to its direct exposure to Hellenic Republic debt, as well as due to the indirect effects of the credit event on the Bank's borrowers (and thus asset quality)

and on investor confidence, requiring the Bank to raise additional capital and thus significantly diluting and/or eliminating existing shareholders' interests. In addition, if the Hellenic Republic were to default on its debt obligations to the Bank, the Bank could suffer losses and require further capital. There can be no assurance that the Bank could raise all or any of the required additional capital on acceptable terms.

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

        Moreover, if the Third Program does not achieve its intended results or the Hellenic Republic and the Institutions are not otherwise able to continue to agree on a sustainable fiscal path for Greece, it is possible that investors may again fear the exit of Greece from the Eurozone and the common currency of the euro, or be forced to repay its domestic and/or external indebtedness with a parallel or alternative currency. The exit from the Eurozone by Greece would have a material adverse effect on the Group's business, financial condition and results of operations, including a higher cost of funding and a devaluation or redenomination of significant portions of its assets. It would also result in any future payments of dividends being made in a currency other than the euro.

We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition.

        The Group currently includes DTAs calculated in accordance with IFRS as endorsed by the EU in calculating the Group's capital and capital adequacy ratios. As at December 31, 2016, the Group DTAs were EUR 5.1 billion, unchanged from December 31, 2015.

        The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank's statement of financial position, and therefore reduce the value of the DTAs as included in the Group's regulatory capital.

        Regulation 575/2013 provides that DTAs recognized for IFRS purposes that rely on future profitability and arise from temporary differences of a credit institution and exceed certain thresholds must be deducted from its CET1 (Common Equity Tier 1) capital. This deduction is implemented gradually until 2019.

        The deduction has a significant impact on Greek credit institutions, including the Bank. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, ("DTC Law"), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert DTAs arising from (a) private sector initiative ("PSI") losses, (b) accumulated provisions for credit losses recognized as at June 30, 2015, (c) losses from final write-off or the disposal of loans and (d) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals, to a receivable ("Tax Credit") from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on March 29, 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to June 30, 2015 less (a) any definitive and cleared Tax Credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

        The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State (conversion rights) for an amount of 100% of the Tax Credit in favor of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favor of the Greek State. This legislation allows credit institutions to treat such DTAs as not "relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution's capital position.

        Furthermore, Greek Law 4465/2017 amended article 27 "Carry forward losses" by introducing an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2016, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.8 billion (2015: EUR 4.9 billion).

        Even though the European Commission has not launched a formal investigation, there can be no assurance that the tax provisions implemented by the law as described above will not be challenged by the European Commission as illegal state aid.

        If the regulations governing the use of DTCs as part of the Group's regulatory capital should change, this may affect the Group's capital base and consequently its capital ratios. As at December 31, 2016, 72.0% of the Group's CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not conclude the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group's ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group's operating results and financial condition and prospects.

If the Bank recognizes accounting losses on a solo basis in future years, its DTAs will be converted into Tax Credits and the Bank may be required to issue a material number of additional ordinary shares to the Hellenic Republic, which may result in high dilution of existing shareholders in 2017 and future periods.

        The Group has significant DTAs as part of its assets, calculated in accordance with IFRS as endorsed by the EU. The amount of the Bank's Eligible DTAs was EUR 4.8 billion as at December 31, 2016. DTAs that arise from the PSI unamortized losses as well as provisions for loan losses, losses from the final write-off or the disposal of loans and accounting write-offs, which will ultimately lead to final write-offs and losses from disposals subject to certain limitations in the immediately preceding risk factor, recognized for IFRS purposes are Eligible DTAs, and may be converted into Tax Credits against the Hellenic Republic, as set out in "—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition". These Tax Credits shall give rise to a direct repayment claim against the

Hellenic Republic. From 2017 onwards, the relevant credit institution shall issue and deliver, for free, warrants to the Greek State (conversion rights), which can be converted into ordinary shares of the credit institution at a total market value equal to 100% of such Tax Credits as standing before the offset, at a market price equal to the weighted average market price over the 30 business days preceding the conversion (which 30-day period will take place preceding the Annual General Meeting usually held in May or June), and shall form a special reserve of an equal amount, solely for the purpose of its capitalization in the context of the share capital increase arising from the exercise of the relevant conversion rights. Such 30 day average price could be materially below the prevailing trading price of our ordinary shares prior to such 30-day calculation period. The warrants shall be freely transferrable, without prejudice to the call option of the common shareholders of the credit institution for the purchase of the warrants in proportion to their shareholding participation in the credit institution within a reasonable timeframe. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework".

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

        If the Bank were to recognize an accounting loss in 2017, for example, due to higher provisions for loan losses or asset impairments, the Bank's Eligible DTAs would convert into Tax Credits, which, depending on the amount of the IFRS loss, could lead to the issuance of a significant number of new ordinary shares to the Hellenic Republic, in particular if the market value of the Bank's ordinary shares is low during the 30-day period preceding the conversion, which could result in very significant dilution for holders of existing ordinary shares.

There is uncertainty about the Bank's ability to continue as a "going concern".

        Continuing reliance on Eurosystem funding and delays in completing the second review of the Third Program, which may in turn delay the anticipated recovery of the Greek economy, create uncertainty about our ability to continue as a going concern. Although Eurosystem funding was significantly reduced as of December 31, 2016, to EUR 12.3 billion (December 31, 2015: EUR 24.0 billion), of which EUR 6.7 billion was from ECB (December 31, 2015: EUR 12.5 billion) and EUR 5.6 billion was from ELA (December 31, 2015: EUR 11.5 billion), Eurosystem funding remains significant (EUR 10.0 billion as at May 2, 2017, of which EUR 5.1 billion is through ELA) and therefore could adversely affect the Bank's ability to continue as a going concern. The going concern basis of the Bank is dependent on continued access to Eurosystem funding, the level of customer deposits, and whether and when the second review of the Third Program will be successfully completed. The Bank's principal sources of liquidity are its deposit base, Eurosystem funding via the MROs and the TLTROs with ECB, as well as through the ELA mechanism with the Bank of Greece, and repurchase agreements (repos) with major foreign financial institutions. ECB funding and repos with financial institutions are collateralized mainly by EFSF / ESM bonds, as well as by Greek government bonds and T-Bills and highly rated corporate loans. ELA funding is collateralized mainly by loans, as well as by covered bonds issued by the Bank. In addition, as at December 31, 2016 our shareholders equity under U.S. GAAP was negative EUR 1.5 million mainly, as a result of the losses in previous years, although our CET1 ratio was 16.3%. Our independent registered public accounting firm has added an explanatory paragraph to their audit opinion issued in connection with the 2016 U.S. GAAP Financial Statements emphasizing the disclosures of material uncertainties in Note 3 of the 2016 U.S. GAAP Financial Statements.

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

        Under Article 131 of the CRD Law, credit institutions that fail to meet the "combined buffer requirement" will be subject to restrictions on "discretionary payments", which are defined broadly by the CRD Law as payments relating to CET1 (including payment of dividends, variable remuneration and payments on Additional Tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment".

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

The Bank has in the past and is currently subject to additional specially applicable restrictions on paying dividends to its shareholders and may not be able to pay dividends in the future.

        Under the provisions of Greek Law 3723/2008 (the "Hellenic Republic Bank Support Plan") and the HFSF Law, a bank which has received state aid pursuant to the terms of these laws is restricted from paying dividends to its shareholders. Accordingly, pursuant to the above and in conjunction with other applicable Greek laws we did not pay any dividends to our ordinary shareholders in 2016, 2015, 2014 and 2013 in respect of the 2015, 2014, 2013 and 2012 financial years, respectively.

        As of July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, were fully repaid. As a result, the Bank is no longer subject to the general provisions of the Hellenic Republic Bank Support Plan.

        However, as a result of the Bank's recapitalization by the HFSF in accordance with the HFSF Law, the Bank continues to be subject to restrictions on dividend payments under the HFSF Law. These dividend restrictions incorporate the same dividend restrictions as the ones applicable pursuant to the Hellenic Republic Bank Support Plan. As a result, the Bank's dividends are currently subject to a distribution maximum of 35% of the Bank's distributable profits (on an unconsolidated basis). Furthermore, as long as the Bank is subject to the provisions of the HFSF Law, the HFSF's representative who sits on the Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding the distribution of dividends.

        For generally applicable restrictions on paying dividends to which the Bank is subject to see "—The Bank may be legally restricted from paying dividends." See also, Item 8. A., "Consolidated Statements and Other Financial Information—Policy on Dividend Distributions" and "—Provisions on Payments of Dividends in line with the Capital Requirements Directive and Greek Company Law".

Risks Relating to Our Recapitalization and Receipt of State Aid

As a recipient of State Aid, our operational autonomy is constrained.

        As a result of recapitalizations in 2013 and 2015, each of which included State Aid within the meaning of applicable EU legislation, and in order for the HFSF to fulfill its objectives under the HFSF Law, exercise its rights and obligations and comply with the commitments undertaken through the Financial Assistance Facility Agreement ("FFA") signed on August 19, 2015 by and between the ESM, the Hellenic Republic, the Bank of Greece and the HFSF and the MoU signed on August 19, 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece, the HFSF and the Bank entered to a revised Relationship Framework Agreement dated December 3, 2015 (the "Amended Relationship Framework Agreement"), which amended the initial Relationship Framework Agreement dated July 10, 2013 between the Bank and the HFSF (the "Relationship Framework Agreement") (See Item 4.B.,"Business overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—The Relationship Framework Agreement"). The total amount of State Aid we received in forms other than guarantees and liquidity assistance was approximately EUR 12.7 billion as at December 31, 2015.

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

        The implementation of the Revised Restructuring Plan by the Bank may have a significant impact on our business activity, operating results and financial position. Specifically, as part of the Revised Restructuring Plan and under European State Aid rules, the Bank has undertaken a number of Commitments, both structural (such as the disposal of certain assets and subsidiaries) and behavioral, towards the towards the Directorate General of the European Commission. Among other Commitments, as part of its Revised Restructuring the Bank, on June 15, 2016, completed the sale of 100% of its shareholding in Finansbank. Following the closing, on December 15, 2016, the Bank proceeded with the full repayment of the contingent convertible bonds ("CoCos"). Furthermore, in December 2016, the Bank agreed, subject to customary regulatory and corporate approvals, to dispose of its entire stake in UBB, Interlease E.A.D. and S.A.B.A. The other disposals contemplated by the Revised Restructuring Plan, which have not yet taken place, may be undertaken by the Bank at unattractive valuations or during unfavorable market conditions (see Item 4.A., "History and Development of the Company—Acquisitions, capital Expenditures and Divestitures—Receipt of binding offers for its subsidiary Ethniki Hellenic General Insurance S.A."). The Bank may not succeed in complying with all the Commitments given by the Hellenic Republic in the Revised Restructuring Plan for the Bank. This may lead to the European Commission re-opening an in-depth investigation (so-called "misuse of aid proceedings") at the end of which it may find that additional restructuring measures are required in order to find the State Aid received compatible with the internal market. In addition, it may result in the HFSF exercising full voting rights in respect of its shares in the Bank, for which the relevant rights are currently restricted (see "—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operations").

        Furthermore, the Commitments of the Hellenic Republic towards the European Commission also provide for the appointment of a monitoring trustee (the "Monitoring Trustee") for each bank under restructuring, including us. The Monitoring Trustee acts on behalf of the European Commission and aims to ensure the compliance of the Bank with such Commitments, and oversees the implementation of restructuring plans and the Bank's compliance with the applicable State Aid rules. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Reporting Requirements for Banks—Monitoring Trustee". Grant Thornton was appointed as the Bank's Monitoring Trustee on January 16, 2013. The Monitoring Trustee's powers affect management's discretion by imposing further supervision on the Bank, which may affect business decisions and development strategies and limit the operational flexibility of the Group.

The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operations.

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

        Pursuant to the provisions of the HFSF Law, the HFSF's appointed representative has enumerated powers to veto key corporate decisions of the Bank and exercise other powers relating to corporate governance, as set out in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF." Additionally, in accordance with the provisions of the HFSF Law and the provisions of the Amended Relationship Framework Agreement, HFSF, among others, has performed and may in the future perform its own evaluation of the corporate governance and of the Board of Directors and its Committees, through independent consultants of international reputation and established experience and expertise. If a review or evaluation undertaken in compliance with these provisions determines that the subject of the review does not meet the relevant criteria,

HFSF is required to advise the Board of Directors or the General Meeting of Shareholders, as the case may be, of its findings, and may recommend replacement of members of the Board of Directors or Board Committee. In 2016 the HFSF carried out an evaluation in accordance with the provisions of HFSF Law which included an assessment concerning the HFSF Law eligibility criteria for Board members, following which there have been changes in the composition of the Board of Directors and recruitment of new Board members in accordance with the aforementioned eligibility criteria.

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

        Consequently, there is a risk that the HFSF may exercise the rights it has to exert influence over the Bank and may disagree with certain of the Bank's decisions relating to Board of Directors or other management appointments, dividend distributions, benefits policies and other commercial and management decisions which will ultimately limit the Group's operational flexibility. Based on the outcome of the evaluation of our corporate governance undertaken in 2016, as contemplated by the HFSF Law and the Amended Relationship Framework Agreement, there were changes to the composition of our Board of Directors, as mentioned above. Additionally, the Bank and the HFSF have agreed on a number of actions which are progressing, including the development of a succession plan for important positions on the Board of Directors, the HFSF's ability to nominate one new member to be further elected to sit on the Board of Directors in accordance with the Bank's Articles of Association, policies and relevant procedures prescribed by the applicable framework, and a process of identifying senior executives in order to contribute, at the Board of Directors' level, to the work of the top management, in accordance with internal governance rules.

        Additionally, following its participation in the Bank's share capital increase completed in December 2015, the HFSF acquired 2,254,869,160 shares of the Bank, and as part of the recapitalization, Greek State Preference Shares previously held by the Hellenic Republic were converted into common shares and acquired by the HFSF by operation of law. Accordingly, as at April 20, 2017, the HFSF holds 3,559,869,160 common shares having full voting rights, representing 38.92% of the Bank's share capital, while it also holds 134,819,987, representing 1.47% of the Bank's share capital consisting of common shares with restrictions on the exercise of the voting rights as per Article 7a of the HFSF Law as in force, which could be lifted upon certain conditions, for example if the HFSF General Council concludes that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation or which are described in the Amended Relationship Framework Agreement.

        Furthermore, the HFSF also has interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or those of its shareholders.

Risks Relating to Our Business

The increase of non-accruing loans may have a negative impact on our operations in the future.

        Non-accruing loans represented 40.8% of our loan portfolio as at December 31, 2016, while the same ratio for our Greek operations was 42.6% (see Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, individuals who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As at December 31, 2016 and December 31, 2015, 81,832 and 71,960 customers, had applied to the court under the provisions of Greek Law 3869/2010, with combined outstanding balances of EUR 3,747 million and EUR 3,411 million, respectively. In addition, we may not be able to enforce certain collateral in enforcement proceedings for real estate used as the main residence of the debtors, subject to certain conditions as described in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral". Future provisions for non-accruing loans could have a materially adverse effect on our profitability.

Our loan portfolio may continue to contract.

        Since December 31, 2013 the Group's Greek residents net loans has declined from EUR 43.0 billion to EUR 35.3 billion as at December 31, 2016. As the Greek economy has remained in recession, in the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may not grow at historic rates or may even decline. More specifically, since December 31, 2013 the Group's foreign net loans has declined from EUR 22.5 billion to EUR 4.1 billion as at December 31, 2016, mainly due to Finansbank disposal and to the transfer of UBB, Interlease E.A.D. and S.A.B.A. to long lived assets held for sale, as a result of the Bank's commitment to reduce its international activities in the context of the Revised Restructuring Plan. Furthermore, there are a limited number of high credit quality customers in Greece to whom banking services may be provided in our target markets. Developments in our loan portfolio will be affected by, among other factors, the health of the Greek economy in light of the economic crisis, capital controls imposed on Greek banks and the Third Program. The continuing decline in our loan portfolio, in combination with non-accruing loans, could further reduce our net interest income, and this could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our regulatory capital may be adversely affected by the implementation of IFRS 9

        We expect to be impacted by the implementation of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018 and will require us to record allowance for loan losses based on expected losses instead of incurred losses. Furthermore, IFRS 9 is expected to increase the complexity of the Group's impairment modeling as it will involve considerable management judgment with respect to forward looking information. Adoption of IFRS 9 is generally expected to result in a one-off increase of allowance for loan losses in our statutory consolidated financial statements in accordance with IFRS as endorsed by the EU, which could also impact the Group's regulatory capital position, because we calculate our regulatory ratios on the basis of these financial statements. Although a reliable estimate of the impact of IFRS 9 adoption is not yet available, such impact may be significant in reducing our IFRS accounting equity, which in turn is the base for our regulatory capital.

        While the competent European authorities (European Commission, EBA and Basel Committee of Banking Supervision) are currently assessing the possibility of implementing a phase-in approach regarding the impact of IFRS 9 adoption on banks' regulatory capital, there can be no assurance that any phase-in will be allowed and if it is allowed to what extend it will mitigate the full impact of any adverse effects of IFRS 9 implementation. As the regulatory authorities have not yet concluded on the treatment of the IFRS 9 impact for regulatory purposes, the impact on our regulatory capital may also be significant. Depending on the final one-off IFRS 9 adoption impact and the final decision for its regulatory treatment, such impact could require the Group to raise additional capital to comply with its regulatory capital requirements.

        Lastly, the SSM has launched a Thematic Review on the implementation of IFRS 9. The outcome of this review may have an impact on the SSM's SREP for NBG, including an increase in capital requirements for the Group (See Item 4.B.,"Business overview—Regulation and Supervision of Banks in Greece—Single Supervisory Mechanism—Supervisory Review Evaluation Process").

The Group is vulnerable to disruptions and volatility in the global financial markets.

        Global economic growth continues at a relatively modest pace, albeit unevenly across countries and below pre-crisis levels. In the Eurozone, the economic recovery has firmed, mainly due to accommodative monetary policy by the European Central Bank and favorable financing conditions that support private spending and business investment. However, the balance of risks remain tilted to the downside on the back of heightened political risks and the lack of significant progress regarding structural reforms. Moreover, some of the economies with which Greece has strong links, including a number of European economies, continue to face significant headwinds stemming from weak nominal growth and elevated levels of private or public debt. These factors may restrict the European economic recovery, with a corresponding adverse effect on the Group's business, results of operations and financial condition.

        Financial markets have been resilient in the first quarter of 2017 with equity prices in many advanced economies edging higher. At the same time, equity market volatility remained exceptionally low relative to historical standards. Still, a significant deterioration of global economic activity and a more aggressive-than-expected removal of policy accommodation by major central banks including the US Federal Reserve and the European Central Bank, alongside the likelihood of disruptive renminbi devaluations by the People's Bank of China has the potential to spur volatility episodes and cause financial market turmoil, with a corresponding material adverse effect on the Group's business, results of operations and financial condition, including the Group's ability to fund its operations.

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

        Adverse developments could also be triggered by significant deterioration of global economic conditions and a sharper-than-expected slowdown of the Chinese economy amid excessive corporate leverage, a recurrence of Eurozone sovereign debt and banking stress triggered, inter alia, by political and fiscal uncertainty, the challenging low/negative interest rate operating environment, as well as a weaker than expected performance of the Greek economy.

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

Sovereign credit pressures may weigh on Greek financial institutions, limiting their funding operations and weakening their capital adequacy by reducing the market value of their sovereign and other fixed income holdings. These liquidity concerns have negatively impacted, and may continue to negatively impact, inter-institutional financial transactions, in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. Given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of other financial services institutions. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient for us to recover the full amount of the collateralized loan or derivative exposure. A default by a significant financial counterparty, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, results of operations, financial condition and capital position.

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

        Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's investment securities portfolios could lead to additional impairment losses, including our holdings of Greek government bonds. The investment securities portfolios accounted for 17.7% of the Group's total assets excluding long-lived assets classified as held for sale as at December 31, 2016. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Market Risk".

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies, domestic and international economic and political conditions, as well as other factors. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which we operate. Cost of funding is especially at risk for the Bank due to Eurosystem funding, especially from ELA, and the tight liquidity conditions in the domestic deposit market. However, the Bank's funding cost, excluding the interest expense on CoCos, sharply decreased by 68 basis points, when compared to the respective figure as at December 31, 2015 and stood at 0.47% as at December 31, 2016. This development is mainly attributed to the significant reduction of ELA funding, from EUR 11.5 billion as at December 31, 2015 to EUR 5.6 billion as at December 31, 2016, as a result of the divestment of subsidiaries (Finansbank S.A., NBGI and Astir Palace) and to ECB's decision since June 2016 to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. In the current interest rate climate, central banks of the major developed economies (including the US Federal Reserve, the ECB, the Bank of England and the Bank of Japan, among others) are widely perceived to have a significant influence on the volatility and direction of short term rates. The method and rate at which central banks adjust their target rates cannot be predicted, nor can the effects that changes in such rates will have, be anticipated.

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

        The general scarcity of wholesale funding since the onset of the economic crisis, as well as the imposition of capital controls in 2015, may lead to a significant increase in competition for retail deposits in Greece among the four largest banks (including the Bank) and other smaller banks, which means that the Bank may have to pay higher rates to attract equivalent levels of deposits. The Bank faces competition from foreign banks in its banking operations outside of Greece, some of which may have resources greater than that of the Bank. The Bank may not be able to continue to compete successfully with domestic and international banks in the future. These competitive pressures may have a material adverse effect on its business, financial condition and results of operations. The Group's exposure to Greece increased significantly as a result of the completion of the sale of Finansbank and will further increase as a result of the sale of UBB, Interlease E.A.D. and S.A.B.A.

The loss of senior management may adversely affect our ability to implement our strategy.

        The Group's current senior management team includes a number of executives the Group believes contribute significant experience and expertise to its management in the banking sectors in which the Bank operates. The continued performance of the Group's business and its ability to execute its business strategy will depend, in large part, on the efforts of the senior management of the Group. For instance, a potential change in share ownership percentages and shareholders rights or a situation of effective control by the HFSF could lead to the departure of certain senior managers. If a substantial number of the Group's senior management team leave the Group, its business may be materially adversely affected. In addition, as described under "—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operations", our Board of Directors composition changed in 2016 following an evaluation undertaken on the Group's corporate governance pursuant to the HFSF Law and the Amended Relationship Framework Agreement (see also Item 6.A., "Board of Directors and Senior Management—Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees"). Our corporate governance system or the composition of our Board of Directors may be subject to future evaluations. Depending on the outcome of any future evaluation, there may be further changes to the composition of our Board of Directors.

We may be unable to recruit or retain experienced and/or qualified personnel.

        The Group's competitive position depends, in part, on its ability to continue to attract, retain and motivate qualified and experienced banking and management personnel. Competition in the Greek and SEE banking industries for personnel with relevant expertise is intense due to the relatively limited availability of qualified individuals. To recruit qualified and experienced employees and to minimize the possibility of their departure, the Group provides compensation packages consistent with evolving standards in the relevant labor markets. Under the terms of the HFSF Law, the Amended Relationship Framework Agreement and the Revised Restructuring Plan, the Bank is prohibited from paying bonuses to the members of the Board of Directors, the Chairman, the Chief Executive Officer, the Deputy Chief Executive Officers and any general managers or their deputies for the period during which it participates in the program under the HFSF Law. In any case, remuneration of the abovementioned personnel should not exceed the Bank of Greece Governor's remuneration.

        Additionally, as prescribed by the Revised Restructuring Plan, until December 31, 2017, the Bank will not pay to any employee or manager a total annual remuneration (wage, pension contribution, bonus) higher than the total annual remuneration of the Governor of the Bank of Greece (not taking into account any voluntary partial waiver of remuneration by the Governor). In case of a capital injection from HFSF, the remuneration cap will be re-evaluated according to the European Banking Communication of August 1, 2013, point 38 and shall be prolonged until the end of the restructuring period, which is December 31, 2018.

        The HFSF Representative has the right to veto any decision of the Board of Directors regarding the distribution of dividends and the benefits and bonus policy concerning the Chairman, the Chief Executive Officer and the other members of the Board of Directors, as well as whoever exercises the general manager's powers and their deputies, while consent of the HFSF must be sought regarding the abovementioned decisions. Moreover, consent of the HFSF must also be sought regarding the remuneration of the Group and benefits policies and any amendment, extension, revision or deviation thereof, or decisions/policies affecting the above policies, including any voluntary retirement/separation schemes.

        Additionally, restrictions on variable remuneration under CRD IV have been implemented into Greek Law.

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

        The employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes. The Bank and certain of our subsidiaries make significant contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2016 was EUR 269 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Potential variations may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension plans and the assumptions by reference to which they are determined, please refer to Item 6.D, "Employees" and Note 40 to the U.S. GAAP Financial Statements.

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

  •
  Market Risk.  Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. Changes in interest rate levels, yield curves and spreads may affect our net interest margin. Changes in currency exchange rates affect the value of assets and liabilities denominated in foreign currencies and may affect income from foreign exchange dealing. The performance of financial markets or financial conditions generally may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which our portfolios are also exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations. See "—Volatility in interest rates may negatively affect our net interest income and have other adverse consequences" " and "—The Group is vulnerable to disruptions and volatility in the global financial markets".

  •
  Liquidity Risk.  Liquidity risk is defined as the current or prospective risk to earnings and capital arising from an entity's inability to meet its liabilities when they come due without incurring significant losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding a portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms. The severity of pressure experienced by the Hellenic Republic in its public finances and credit downgrades has restricted the access to markets for the Bank, which in 2015 resulted in the Bank relying on the ECB and the Bank of Greece for the majority of new liquidity (see "—Risks Relating to the Hellenic Republic's Economic Crisis—We currently have limited access in the capital markets for funding and are heavily dependent on the ECB and Bank of Greece, through the ELA, for funding, which access could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds", Item 5.B "Liquidity and Capital Resources" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk").

  •
  Operational Risk.  Operational risk corresponds to the risk of loss due to inadequate or failed internal processes/systems, or due to external events, whether deliberate, accidental or natural occurrences. Internal events include, but are not limited to, fraud by employees, clerical and record keeping errors and information systems malfunctions or manipulations. External events include floods, fires, earthquakes, riots or terrorist attacks, fraud by outsiders and equipment failures. Finally, we may also fail to comply with regulatory requirements or conduct of business rules.

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

        Although we endeavor to safeguard our systems and processes and strive to continuously monitor and develop them to protect our technology infrastructure and data from misappropriation, our computer systems, software and networks have been and will continue to be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber attacks and other external attacks or events, as well as internal breaches. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to our reputation with its clients and the market, additional costs to us (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses to both us and our clients. Such events could also cause interruptions or malfunctions in our operations (such as the lack of availability of our online banking systems) or otherwise hinder our operational effectiveness, as well as the operations of our clients, customers or other third parties. Given the volume of our transactions, certain errors or actions may be repeated or compounded before they are discovered and rectified, which would further increase these costs and consequences.

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

        The EU General Data Protection Regulation ("GDPR") is directly applicable in Greece, and will become applicable as of May 25, 2018 and the exhaustive penalties in case of personal data leakage could impact us once the GDPR is applicable.

        While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks such as fraud and financial crime, such insurance coverage may be insufficient to cover all losses.

Material weaknesses in our disclosure controls and procedures and internal control over financial reporting under U.S. GAAP could negatively affect shareholder and customer confidence towards our financial reporting and other aspects of our business.

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

        As at December 31, 2016, we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, our Deputy Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.

        Based upon that evaluation, our Chief Executive Officer, our Deputy Chief Executive Officer and our Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as at December 31, 2016, due to the fact that management identified material weaknesses in its ICFR relating to:

  (a)
  the process level controls supporting the assumptions for the estimation of the expected cash flows used in the impairment assessment of the individually significant commercial loans;

  (b)
  the controls and procedures relating to the methodology and calculation of the U.S. GAAP insurance liability reserves; and

  (c)
  the lack of the appropriately designed and implemented segregation of duties matrices for business users in our insurance subsidiary Ethniki Hellenic General Insurance S.A.

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

        Apart from our continuing operations in the Hellenic Republic, we have built up substantial operations in the SEE countries of Romania, Serbia, Former Yugoslav Republic of Macedonia ("FYROM") and Albania ("SEE") and other developing economies. The Group's SEE operations accounted for 8.1% of our gross loans as at December 31, 2016 and 15.9% of our net interest income before provisions for loan losses from continuing operations at and for the year ended December 31, 2016. Our SEE operations are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

        Our SEE operations also expose us to foreign currency risk. A decline in the value of the currencies in which our SEE subsidiaries receive their income or value their assets relative to the value of the Euro may have an adverse effect on our results of operations and financial condition.

        The economic crisis in Greece may:

  •
  materially adversely affect the operations of our SEE subsidiaries;

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

        Since November 4, 2014, the Group has been a significant supervised entity under the SSM in the Eurozone and is subject to continuous evaluation of its capital adequacy by the SSM, and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios. The supervisory regime applicable to European banks is undergoing a period of change since the SSM took responsibility for the prudential supervision of banks in the Eurozone in November 2014. Competent Authorities will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks, besides supporting ECB in day-to-day supervision. In order to foster consistency and efficiency of supervisory practices across the Eurozone, the EBA is developing a single supervisory handbook applicable to EU Member States (the EBA Single Supervisory Handbook). In light of the new single supervision legal framework the EBA and the other competent national authorities shall carry out a SREP at least on an annual basis. In this view the EBA published on December 19, 2014 the final guidelines for common procedures and methodologies in respect of the SREP (EBA Guidelines). Such EBA Guidelines draw a common approach to determining the amount and composition of additional Pillar 2 own funds requirement implemented since January 1, 2016.

        The SSM might impose new compliance, governance or system and control mandates that will increase compliance costs for the Bank. Furthermore, it is unclear yet whether this supervisory regime shall require the Bank (and other banks) to significantly increase its minimum required capital. As a result of these and other ongoing and possible future changes in the financial services regulatory framework (including requirements imposed by virtue of the Group's participation in any Greek government or regulator-led initiatives, such as the Hellenic Republic's Bank Support Plan), the Group will face greater regulation in the Hellenic Republic and SEE. Current and future regulatory requirements may be different across each of these locations and even requirements with EEA-wide application may be implemented or applied differently in different jurisdictions.

        Compliance with these new requirements will increase the Group's regulatory capital and liquidity requirements and may increase its compliance costs and disclosure requirements, restrict certain types of transactions, affect its strategy and limit or require the modification of rates or fees that it charges on certain loans and other products, any of which could lower the return on the Group's investments, assets and equity. The Group may also face increased compliance costs and limitations on its ability to pursue certain business opportunities. The new regulatory framework may have significant scope and may have unintended consequences for the global financial system, the Greek financial system or the Group's business, including increasing competition, increasing general uncertainty in the markets or favoring or disfavoring certain lines of business. In addition, changes in law to address tax compliance issues such as compliance with provisions of U.S. law under sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (commonly known as the Foreign Account Tax Compliance Act or "FATCA") may increase the Group's compliance costs. The Group cannot predict the effect of any such changes on its business, financial condition, cash flows or future prospects.

The Group is subject to the European resolution framework which has been implemented and may result in additional compliance or capital requirements and will dictate the procedure for the resolution of the Group.

        The BRRD provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms. The BRRD is designed to provide authorities with a credible set of resolution tools and powers to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support. On November 23, 2016, the European Commission published a proposal to amend certain provisions of the BRRD (the "BBRD Reforms"). The proposal includes an amendment to Article 108 of the BRRD aimed at partially harmonizing bank insolvency creditor hierarchy as regards the priority ranking of holders of bank senior unsecured debt eligible to meet minimum requirement for liabilities eligible for bail-in. The new provision would maintain the existing class of senior debt, while creating a new class of "non-preferred" senior debt that would be subject to bail-in only after capital instruments, but before other senior liabilities. The envisaged amendments to the BRRD should not affect the existing stocks of bank debt and their statutory ranking in insolvency pursuant to the relevant laws of the Member State in which the bank is incorporated.

        The BRRD was transposed into Greek law by Greek Law 4335/2015. The BRRD's broad range of resolution tools and powers may be used alone or in combination where the relevant National Resolution Authority considers that certain required conditions are met, namely, that an institution is failing or likely to fail, that no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe and that the taking of a resolution action is necessary to the public interest. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool (the "BRRD Bail-in Tool"), which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In certain circumstances, the use of resolution tools may require that the institution in question be made subject to liquidation. In certain cases, extraordinary public financial support may be provided either outside of resolution or in addition to the application of one or more resolution tools, in accordance with the EU state aid framework, as a last resort and subject to additional conditions, including mandatory burden-sharing rules whenever public support is provided in the context of resolution. For further information, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Reporting Requirements for Banks—Bank Recovery and Resolution Directive".

        In addition to the BRRD Bail-in Tool which is available for an institution in resolution, the BRRD provides for resolution authorities with pre resolution powers to permanently write down or convert into equity capital instruments of the financial institution, including "CET1 instruments", "Additional Tier 1 instruments" and "Tier 2 instruments" (each as defined under the CRD IV) at the point of non viability of the institution and before any other resolution action is taken (non viability loss absorption), as further described under the Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive". The capital instruments write down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool (other than the bail in power, which would be used instead of the capital instruments write down and conversion power). These measures could be applied to certain of the Group's instruments; the occurrence of circumstances in which write down powers would need to be exercised would be likely to have a material adverse impact on the Group's business, financial condition and results of operations. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write down tool, those equity securities may be subjected to the bail in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

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

        The Bank of Greece Executive Committee Act 111/31.1.2017 regulates issues regarding the interpretation of various circumstances when an institution is deemed to be failing or likely to fail and it is necessary to initiate immediate notification of the Bank of Greece by the credit institution's Board of Directors. This Act transposes into national law the EBA Guidelines on the interpretation of the various circumstances under which an institution shall be considered as failing or likely to fail (EBA/GL/2015/07). Specifically, whenever the Board of Directors of a credit institution determines that there are one or more objective elements of the Act based on which the credit institution is considered as failing or likely to fail, it should notify immediately the Bank of Greece, as the competent authority, reporting the objective elements that determine if the institution is failing or likely to fail. In this context, the objective elements are listed, on the basis of which it is determined if a credit institution is failing or likely to fail. However, the list of objective elements indicating that a credit institution is failing or likely to fail included in the said Executive Committee Act is only indicative. As a result, if the board of directors of a credit institution determines the existence of objective elements not included in the Act but still justifying that the institution is failing or likely to fail, it should notify immediately the Bank of Greece.

        Given the final discretion provided to the National Resolution Authority, it may be difficult to predict when, if at all, the exercise of any bail in power by the relevant National Resolution Authority, may occur which would result in a principal write off or conversion to equity. Accordingly, the threat of bail in may affect trading behavior, including prices and volatility, of the securities of any institution which the market perceives to be potentially considered as failing or likely to fail by the relevant National Resolution Authority.

        The BRRD also provides for a Member State as a last resort, after having assessed and exploited the above resolution tools (including the general bail-in tool) to the maximum extent practicable whilst maintaining financial stability, to be able to provide extraordinary public financial support through additional financial stabilization tools. These consist of the public equity support and temporary public ownership tools. Any such extraordinary financial support must be provided in accordance with the burden sharing requirements of the EU state aid framework and the BRRD.

        According to the same BRRD resolution authorities have the further power to write-down permanently instruments such as ordinary shares at the point of non-viability and before any other resolution action is taken with losses taken in accordance with the priority of claims under normal insolvency proceedings ("Non-Viability Loss Absorption").

        For the purposes of the application of any Non-Viability Loss Absorption measure, the point of non-viability under the BRRD is the point at which the relevant authority determines that the institution meets the conditions for resolution (but no resolution action has yet been taken) or that the institution or, in certain circumstances, its group, will no longer be viable unless the relevant capital instruments (such as Subordinated Notes) are written-down/converted or extraordinary public support is to be provided and without such support the appropriate authority determines that the institution and/or, as appropriate, its group, would no longer be viable.

        The powers set out in the BRRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. As such, it is too early to anticipate the full impact of the BRRD, and there can be no assurance that creditors, shareholders and potential investors will not be adversely affected by actions taken under it. In addition, there can be no assurance that its application will not have a significant impact on the Group's results of operations, business, assets, cash flows and financial condition, as well as on its funding activities and the products and services offered (see also "—Although the Bank successfully raised the capital it needed in December 2015, there can be no assurance that this level of capital will be sufficient if economic conditions in Greece do not improve or if they deteriorate further").

        In addition, Regulation 806/2014 establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism ("SRM") and a Single Resolution Fund (the "SRM Regulation").

        The SRM Regulation, which will complement the SSM (as discussed under "—The Group may need additional capital and liquidity as a result of regulatory changes" above), applies to all banks supervised by the SSM, including the Bank. These uniform rules and uniform procedures established under the SRM Regulation will be applied by a single resolution board (the "Single Resolution Board") together with the EU Council and the European Commission and the national resolution authorities within the framework of the Single Resolution Mechanism. The Single Resolution Board shall have available the same range of tools as are available under the BRRD as described above. The Single Resolution Mechanism will be supported by a single resolution fund (the "Fund"). In the Banking Union, the national resolution funds set up under the BRRD were superseded by the Fund as at January 1, 2016 and those funds will be pooled together gradually. Therefore, as at 2016, the Single Resolution Board, calculates the annual contributions of all institutions authorized in the Member States participating in the SSM and the SRM. The Fund is financed by the European banking sector. The manner for calculating contributions of banks under the SRM compared to the BRRD results in significant variations and can result in abrupt changes in the banks' expected contributions. In order to prevent such abrupt changes, the Council Implementing Regulation (EU) 2015/81 provides for an adjustment mechanism to remedy these distortions during the transitional period by way of a gradual phasing in of the SRM methodology.

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

Application of the Minimum Requirements for Own Funds and Eligible Liabilities under the BRRD may impose further restrictions on our ability to pay dividends in the future or may require us to raise further capital.

        As at 2016 European banks must comply with the rules under the BRRD, which, inter alia, introduced the Minimum Requirement for Own Funds and Eligible Liabilities ("MREL"). However, the specific MREL threshold has not been set in respect of the Bank yet. These rules require that a financial institution hold at all times sufficient loss absorbing instruments to ensure that shareholders and creditors primarily bear losses in the event of the resolution of the financial institution in order to facilitate the orderly resolution of the institution. MREL includes own funds (including, for the avoidance of doubt, ordinary shares) as well as eligible liabilities (as defined in the BRRD) and is expressed as a percentage of the total liabilities and own funds of the institution. The BRRD does not mandate a minimum threshold for MREL, but instead provides for a case by case assessment of the MREL for each institution or group, against a minimum set of criteria prescribed by the rules made under the BRRD and applied by the Single Resolution Board (the "SRB") in the case of financial institutions which are part of the Banking Union, such as the Group. Commission Delegated Regulation 2016/1450 further defines the way in which resolution authorities, including the SRB, are to determine MREL but there remains significant uncertainty as to how these will be operationally implemented or the amount of MREL banks will be required to hold. The SRB will determine its methodology in 2017 to calculate binding consolidated MREL targets taking into account resolution strategies and business models. Accordingly, binding MREL targets for the Bank are expected to be set by end-2017. In addition, the BRRD requires the EBA to prepare and submit a report reviewing the implementation of MREL at a national level. The EBA published the final report on December 14, 2016 and in its main conclusions and recommendations did not identify a need to change the key principles underlined in the regulatory technical standards on MREL. However, it assessed certain necessary changes in order to improve the technical soundness of the MREL framework.

        Since January 1, 2016, the resolution authority for the Issuer is the SRB and the Issuer has been subject to the authority of the SRB for the purposes of determination of its MREL requirement. The SRB has indicated that it may make decisions on the quality (in particular a subordination requirement) for all or part of the MREL.

        In order to ensure compliance with MREL requirements, the BRRD Reforms propose that in case a bank does not have sufficient eligible liabilities to comply with its MREL, the resultant shortfall is automatically filled up with CET1 Capital that would otherwise be counted towards meeting the combined capital buffer requirement.

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

        On January 29, 2014, the European Commission adopted a proposal for a new regulation following the recommendations released on October 31, 2012 by the High Level Expert Group (the "Liikanen Group") on the mandatory separation of certain banking activities. The proposed regulation, which remains subject to change and review and approval by the relevant European institutions, contains new rules to stop the biggest and most complex banks from engaging in the activity of proprietary trading in financial instruments and commodities. The new rules would also give supervisory authorities the power and, in certain instances, the obligation to require the transfer of other high-risk trading activities (such as market-making, complex derivatives and securitization operations) to separate legal trading entities within the group ("ring-fencing"). This proposal was intended to take effect from 2017. However, legislative progress of the regulation has stalled and there are currently no evidences that such legislative action may be resumed soon. Should a mandatory separation be imposed, additional costs at Group level cannot be ruled out, including higher funding costs, additional capital requirements and operational cost which could have a material adverse impact on the Group's results of operations, business, assets and capital position.

We may be affected by a proposed EU Financial Transactions Tax.

        On February 14, 2013, the European Commission published a proposal for a Directive for a common financial transactions tax (the "FTT") in certain participating member states of the European Union (the "Participating Member States"), including Greece (see Item 4.B, "Business Overview—EU Regulatory Proposals—EU Financial Transactions Tax" for more information).

        The European Commission's Proposal could, if introduced, apply to certain dealings in the ordinary shares as well as apply to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in the ordinary shares where at least one party is a financial institution.

        Holders of the ordinary shares are advised to seek their own professional advice in relation to the FTT. Any additional taxes imposed on transactions carried out by us in the future, or any increases in tax rates, may have a material adverse effect on our business, results of operations or financial condition.

Laws governing the bankruptcy of individuals and regulations governing creditors' rights in Greece and various SEE countries may limit our ability to receive payments on past due loans, and anticipated changes to such laws may not have the desired effect.

        Laws governing the bankruptcy of individuals with the exception of individuals already subject to mercantile law (including Greek Law 3869/2010, regarding the debt arrangement of debts for over-indebted individuals) and other laws and regulations governing creditors' rights generally vary significantly within the region in which we operate. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. In Greece, foreclosures and auctions of all properties were prohibited until October 31, 2015. Although the Greek suspension of every enforcement action due to capital controls was lifted by the October 29,

2015 official announcement of Ministry of Justice, Transparency and Human Rights on November 2, 2015, a prolonged lawyers' and notaries' abstention (in which the lawyers and notaries refuse to act) that commenced in January 2016 has restrained us from proceeding to enforcement, seizures and auctions of any real estate since the lawyers' abstention lasted until September 2016 and the notaries' abstention has continued for certain auctions, with notaries renewing their abstention on a weekly basis. Further to the above, there are certain interest groups organizing demonstrations at physical auctions which hinder their execution and sometimes resulted in violence. Consequently, the pace at which auctions of residential properties occur has almost come to a standstill.

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

        The principal trading market for our ordinary shares is the ATHEX. The trading in ADSs representing the ordinary shares has been in greater volume than the trading on the ATHEX. The ATHEX is less liquid than the other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2016, the average daily trading value on the ATHEX was EUR 60 million, while in the first four months of 2017 it was EUR 42 million (data as at April 28, 2017).

        As at December 31, 2016, the aggregate market value of all shares listed on the ATHEX was EUR 45.1 billion, while as at April 28, 2017 it was EUR 47.8 billion. The market value of our ordinary shares listed on the ATHEX on December 31, 2016 and April 28, 2017 was EUR 2.3 billion and EUR 2.6 billion respectively, representing 5.0% and 5.5%, respectively, of the capitalization of all companies listed on the ATHEX. We cannot make assurances about the future liquidity of the market for our ordinary shares.

Exercise of the warrants or future sales of ordinary shares could cause the price of our ordinary shares to decline.

        As at the date of this Annual Report, 245,745,661 warrants issued by the HFSF were outstanding permitting holders to acquire, for each warrant held 0.54861592129144 ordinary shares, representing a total of 134,819,987 (or 1.5%) of our ordinary shares. The warrants must be exercised within a period of 54 months following their issuance on June 26, 2013. Pursuant to the HFSF's founding law, the HFSF must dispose of the ordinary shares within an initial period of five years of the date of issuance on June 26, 2013. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework". If any of the outstanding warrants are exercised or if the HFSF sells or indicates an intention to sell substantial amounts of our ordinary shares, the trading price of our ordinary shares could decline significantly. We cannot predict the effect, if any, that the exercise of warrants or future sales of our ordinary shares by the HFSF or the availability of these ordinary shares for sale will have on the market price of our ordinary shares.

Shareholder composition could substantially change due to the HFSF's participation in our share capital and potential future issuance of ordinary shares pursuant to the DTC Law.

        The HFSF is our most significant shareholder, holding 40.4% of our ordinary shares outstanding as at April 20, 2017.

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

        Furthermore, we may issue, starting in 2018 in respect of the fiscal year 2017, further ordinary shares to the Hellenic Republic in respect of tax credits receivable from the Hellenic Republic pursuant to the DTC Law. See "—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition". Based on current law, the number of ordinary shares to be issued in respect of such tax credits will be equal to the volume weighted average price for the ordinary shares for the 30 business days preceding the conversion. This conversion of the tax credit into ordinary shares may lead to dilution of shareholders who do not, or cannot, exercise their call option on the conversion rights arising in connection with the tax credit, and their dilution may be substantial (see "—As a recipient of State Aid, our operational autonomy is constrained").

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

  •
  the high level of our non-accruing loans and their management going forward;

  •
  results of operations of the Group's competitors;

  •
  actual and negative publicity;

  •
  potential changes in banking regulatory regimes;

  •
  potential or actual sales of large amounts of the Bank's shares into the market, including as a result of the commitment of the HFSF to sell part or all of its shares in the Bank within certain time limits;

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

  •
  the general state of the securities markets (with particular emphasis on the Greek and SEE and financial services sectors);

  •
  brokers' estimates as to the value of the ordinary shares which may not necessarily reflect the actual value of the ordinary shares at any given time, and investors should therefore not place undue reliance on such estimates as indicators of the Group's future growth or profitability; and

  •
  the other factors as described in this Item "Risk Factors".

        In addition, our share capital may also be subject to significant dilution in the future as a result of any conversion rights issued with respect to any Tax Credits from 2018 onwards, in respect of the relevant preceding fiscal year, in accordance with the DTC Law, and the extent of such dilution will be in very large part determined by the quantum of the Tax Credit and the average market price of our ordinary shares at the time the Tax Credit is used. See "—If the Bank recognizes accounting losses on a solo basis in future years, its DTCs will be converted into Tax Credits and the Bank may be required to issue a material number of additional ordinary shares to the Hellenic Republic, which may result in high dilution of existing shareholders in 2017 and future periods".

        For the annual high and low market prices of the Bank's shares on the ATHEX for the five most recent financial years see Item 9.A, "Offer and Listing Details".

Our common share ADSs are not listed on the NYSE, resulting in reduced liquidity for our common share ADSs.

        Our ADSs representing the ordinary shares are currently traded only in the U.S. over-the-counter market ("OTC") under the symbol "NBGGY". Since the delisting of our ADSs from the NYSE as at December 17, 2015, there has been significantly lower trading volume in our ADSs in the OTC market, which may introduce further volatility into the price of our ADSs in the OTC markets and this volatility may continue into the future.

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

        According to Greek tax rules (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—EU Regulation Proposals—Taxation of Common Shares—Greek Taxation"), the gains or losses realized through the sale of shares by a legal entity shareholder which is a Greek tax resident or which sells the shares through a permanent establishment in Greece will be included in the calculation of its taxable income. The currently applicable income tax rate for legal entities is 29%. Capital gains realized by individuals through the sale of listed shares will be exempted from income tax if, such individuals hold less than 0.5% of the total share capital of the Bank, or have acquired their shares before January 1, 2009, or they are non-Greek tax residents and tax residents of a jurisdiction which the Hellenic Republic has entered into a double taxation treaty with and they have provided to their depositary or the Greek tax authorities, as appropriate, with their tax residency certificate. In both cases, i.e., whether capital gains are subject to income tax pursuant to Greek tax rules or are exempted on any of the above bases, capital gains of individuals will be subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%. Because capital gains are generally U.S. source for U.S. foreign tax credit purposes, a U.S. entity shareholder may not be able to credit any such Greek tax if it were required to be paid against its U.S. federal income tax liability unless it has sufficient source income from other sources in the appropriate basket for foreign tax credit purposes. See also Item 10.E, "U.S. Federal Income Taxation."

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

        The Bank has operated a commercial banking business for 176 years. The Bank founded EH in 1891 as part of its initial diversification. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

        On November 3, 2015, the Board of Directors approved the Capital Plan (as defined below, see "—Capital Plan"), which included the disposal of our entire stake in our Turkish subsidiary, Finansbank A.S. together with our stake in Finans Leasing, thereby disposing of all of our operations in Turkey. This transaction was completed on June 15, 2016, on which date control of Finansbank passed to QNB.

        On December 22, 2016, the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals.

        On December 30, 2016, the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. Closing of the transaction is expected by June 2017 and is subject to customary regulatory and other approvals.

Acquisitions, Capital Expenditures and Divestitures

        On February 10, 2014 JERMYN was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Astir SPA was executed on September 17, 2014 between NBG, the HRADF in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. After protracted negotiation relating to certain conditions precedent, the disposal was completed on October 27, 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL.

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

        On January 4, 2016, the disposal of the Group's joint venture company UBB-AIG Insurance Company AD was completed for a consideration of EUR 2 million.

        On June 16, 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to BGN 200 thousand.

        On December 21, 2016, NBG Pangaea REIC acquired the 100% of the share capital of the company KAROLOU S.A. for a total consideration of EUR 4 million.

  Sale of Finansbank A.S. to Qatar National Bank S.A.Q

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On December 21, 2015, the Bank's Board of Directors approved the sale to QNB of the NBG Group's 99.81% stake in Finansbank A.S.; together with NBG's 29.87% direct stake in Finans Leasing (the "Turkish Operations"). On January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the transaction, which is also in line with the relevant commitment included in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by the Directorate General for Competition on December 4, 2015.

        The disposal was completed on June 15, 2016, on which date control of Finansbank passed to QNB.

  Sale of NBGI Private Equity Funds

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of the Private Equity Funds. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Private Equity Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to EUR 288 million. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015").

        The disposal was completed on September 30, 2016, on which date control of the Private Equity Funds passed to the buyers.

  Sale of the South African Bank of Athens Ltd

        On December 22, 2016, the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to EUR 19 million.

        Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal. S.A.B.A. meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" it represents a strategic shift.

  Sale of United Bulgarian Bank A.D. and Interlease E.A.D.

        On December 30, 2016, the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to EUR 610 million. Before closing of the Transaction, UBB intends to make a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

        Closing of the transaction was subject to customary regulatory and other approvals including from the BNB, the FSC, authorization by the NBB, the ECB and anti-trust (Bulgarian Commission for Protection of Competition). As of the date of this Annual Report, we have received approval from NBB, ECB and anti-trust, and closing of the transaction is expected by June 2017.

        The above agreement includes the sale of the 30% stake in UBB-Metlife held by EH.

        Finally, in the context of the same agreement EH will sell its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company is held by UBB.

        UBB and Interlease E.A.D. meet the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" they represent a strategic shift.

  Capital Expenditure

        The table below sets out the Group's principal items of capital expenditure for 2014, 2015 and 2016.

	Year ended December 31,
Type of Capital Expenditure	2014		2015		2016
	Continuing Operations
	(EUR in million)
Interests in other companies	4	(1)	8	(1)	22
Information technology and other electronic equipment	41		30		37
Land and buildings	409	(3)	109	(4)	57
Leasehold improvements	5		4		5
Furniture, fixtures, machinery and vehicles(2)	69		16		30

Total	528		167		151

(1)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc. and NBG Finance Plc.

(2)
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

(4)
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

        The table below sets out the Group's principal divestitures for 2014, 2015 and 2016.

	Year ended December 31,
Type of Divestiture	2014	2015	2016
	(EUR in millions)
Investments(2)	—	—	3,283
Real estate(1)	18	—	3

(1)
Represents proceeds of disposals of real estate property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

(2)
Disposals during 2016 relate to the disposal of Finansbank A.S., Astir Palace Vouliagmenis S.A., Astir Marina Vouliagmenis S.A. and NBGI Private Equity Funds.

Development of the NBG Group

        Since 2014, principally in connection with regulatory capital shortfalls identified by comprehensive assessments performed by the SSM, the NBG Group has developed comprehensive assessments, capital plans, and raised capital through recapitalization, restructurings or offerings to address such shortfalls. The detail of various plans or action undertaken by NBG since 2014 are described below.

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

The Capital Plan

        The 2015 Comprehensive Assessment identified a Baseline Scenario Shortfall of EUR 1,456 million and accordingly, an Adverse Scenario Shortfall of EUR 4,482 million.

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

  •
  the International Offering (as defined below) and;

  •
  the Greek Public Offer (as defined below).

        Additionally, the Capital Plan includes the sale of the Group's Turkish Operations (although the sale was not required to be and the Bank did not expect to be completed by December 11, 2015). For the Finansbank see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures—Sale of Finansbank A.S. to Qatar National Bank S.A.Q".

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

        The result of the LME Offer and the Burden Sharing Measures in respect of the Target Securities were as follows:

Issuer	Repurchase Price	Currency	Aggregate Outstanding Nominal	Total Nominal Value accepted for the repurchase according to the LME offer	Total Nominal Value that was not in the possession of the Bank after the settlement of the LME date and therefore subjected to the Burden Sharing Measures(1)
		Amounts in millions
Senior Unsecured Notes:
NBG Finance Plc.	100%	EUR	701	667	34
Subordinated fixed rate notes:
NBG Finance Plc.	75%	EUR	18	1	17
NBG Funding Ltd—Series A	30%	EUR	18	7	11
NBG Funding Ltd—Series B	30%	EUR	19	6	13
NBG Funding Ltd—Series C	30%	USD	14	8	6
NBG Funding Ltd—Series D	30%	EUR	23	9	14
NBG Funding Ltd—Series E	30%	GBP	9	1	8

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

  (e)
  increase by the amount of EUR 676,460,748 that was covered by the HFSF contributing to the Bank notes of the ESM (the "ESM Notes") and issuing 2,254,869,160 new ordinary shares, in accordance with art. 7 of the HFSF Law and Cabinet Act no 36/2.11.2015.

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

        The CoCos were repaid in full by the Bank on December 15, 2016.

Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015

        The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank's operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank's return to long-term viability.

        On December 4, 2015, the European Commission approved the NBG's Revised Restructuring Plan (the "2015 Restructuring Plan").

        The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the "Commitments"). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank's operational restructuring, some amendments on commitment's deadlines, as well as a commitment to further dispose of foreign assets.

        For domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

        In particular, the Commitments include the following:

  i.
  Number of branches in Greece:    Restriction of the total number of branches in Greece to 540 at the end of 2017 (as at December 31, 2016: 510).

  ii.
  Total Full time equivalent personnel ("FTEs") in Greece:    Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As at December 31, 2016, the domestic FTEs were 10,636.

  iii.
  Total operating costs in Greece:    Restriction of total operating costs (as presented in accordance with IFRS in Greece to EUR 961 million for the year 2017. For the year ended December 31, 2016 such costs amounted to EUR 996 million.

  iv.
  Cost of deposits in Greece:    NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

  v.
  Loans/Deposits:    Restriction of the Loan/Deposit ratio (as presented in accordance with IFRS) in Greece at a maximum of 115% at the end of 2018. As at December 31, 2016 the ratio was 86.1%.

  vi.
  Domestic non-banking activities:    NBG will divest from certain domestic non-banking activities.

  vii.
  Reduction of securities portfolio:    NBG will reduce its investments in shares, subordinated debt and hybrid securities.

  viii.
  Disposal of Private Equity Funds:    The disposal was completed on September 30, 2016 (see "Sale of NBGI Private Equity Funds").

        Regarding its international operations, NBG's Commitments mainly refer to the below:

  •
  Sale of Finansbank:  On June 15, 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on December 15, 2016, NBG proceed with the fully repayment of the CoCos.

  •
  Divestment from international operations:  NBG will reduce its international activities, by disposing certain subsidiaries and branches. In December 2016, NBG entered into a Share Purchase Agreement ("SPAs") for the sale of its Bulgarian subsidiaries UBB and Interlease E.A.D. and its subsidiary S.A.B.A. Closing of the transactions is expected by the first and second semester of 2017, respectively.

        Other Commitments refer to the following:

  •
  Investment policy:  NBG will not invest in non-investment grade securities, except for specific cases.

  •
  Salary cap:  Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG's employees to a certain amount.

  •
  Prolongation of Commitments:  NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on November 20, 2012, until the end of the Restructuring period.

        The implementation of the Commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

Strategy

        Being the oldest financial institution in Greece, the Bank enjoys a very strong brand recognition and has deeply rooted customer relationships. The Bank had limited participation in the recent Greek banking sector consolidation. This has safeguarded its identity and its client relationships and has enhanced its service experience. Culture was preserved and service consistently focuses on innovation and is further improved through strong digital channels and selected premium and digital initiatives (e.g., i-bank stores, first full banking relationship loyalty program).

        Strategically positioned with a high customer penetration, the Bank aims to capitalize on its liquidity position to increase exposure in business lending in 2017, improving its net interest margin. It also plans to decrease NPEs and non-performing loans (loans that are in arrears for 90 days or more ("NPLs")) across portfolios through dedicated and independent internal units for retail and corporate exposures.

        The Bank's vision is to become the leading domestic bank, in terms of profitability, efficiency, capital robustness and asset quality.

        To achieve this strategic goal, the Bank is targeting its efforts towards reducing its NPEs and NPLs so as to utilize its internal resources more efficiently and assist in the reparation and eventual recovery of the Greek economy and redesign its operating model to ensure significant and sustainable profitability.

        To achieve the aforementioned objectives, the Bank is working on a number of strategic pillars, as follows:

Strengthening of the Bank's capital base.

        Following the capital enhancing initiatives of its recapitalization in December 2015, the Bank's capital base was further strengthened in 2016 through the completion of the sales of Finansbank, Astir Palace and NBGI Private Equity Fund PE managed funds, along with the significant reduction of its risk weighted assets. In December 2016, following approval by the SSM, the Bank used part of the proceeds from the sale of Finansbank to repay EUR 2.0 billion of CoCos to the HFSF, issued in connection with the receipt of State Aid during the 2015 recapitalization. The net impact of this repayment was an increase in the CET1 ratio of the Group in excess of 200 basis points. In the medium term our capital ratios are expected to further benefit from the implementation of the commitments in the Revised Restructuring Plan relating to the disposal of certain Greek non-banking and international banking operations.

Credit expansion.

        The Bank shall focus upon extending credit selectively, with a primary focus on Large and Medium enterprises. In doing so, the Bank intends to leverage on its capital and liquidity position to expand our base of relatively low-risk clients.

Increasing Net Interest Income.

        The Bank intends to focus on the generation of additional interest income in both its Retail and Corporate businesses, supported by selective expansion in low-risk credits (as described above) as well as on the rationalization of pricing of existing customer relationships. Further, the Bank will focus on the containment of its funding costs, expected to be achieved through the reprising of deposits and the gradual elimination of ELA funding dependence, as follows:

  a)
  Completion of the divestment plan of Greek non-banking and international banking operations, as part of the commitments undertaken under the Revised Restructuring Plan.

  b)
  Increasing our deposit base as a result of improving economic environment; and

  c)
  Replacement of ELA funding with cheaper ECB funding, provided that ECB's decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations remains in place.

Reviving Fee Income in Line with Economic Recovery.

        Due to current economic conditions, the Group's net fees and commissions are significantly below their pre-crisis level as well as the European average (on a fee and commission/ total assets basis). The Group believes that there is significant potential for increasing fee income as the macroeconomic environment gradually recovers. The improving economic conditions should increase transaction activity which carries the potential for an uplift in income through attractive and diversified fee sources:

  (a)
  New disbursements (loans) to drive origination fees;

  (b)
  Cashless activity to drive fee generation from debit cards and point-of-sale ("POS") transactions;

  (c)
  Cross-selling investment, mutual funds, insurance and brokerage services;

  (d)
  Private banking and asset management services to high net worth individuals; and

  (e)
  Optimization of fee structure per product and client segment.

Potential for further efficiency improvements.

        Having significantly reduced its staff domestically, following a voluntary exit scheme ("VES") that was successfully concluded in December 2016, the Group will continue to focus on improving its cost structure by reducing general and administrative expenses, in alignment with the Bank's overall strategy and Restructuring Plan commitments. Further cost reductions of general and administrative costs are expected to result from digitalization of banking operations, optimization of internal processes, and further centralization of branch operations.

Non-performing loans and Non-performing exposures management.

        The Bank has established two dedicated and independent internal units, one responsible for the management of the Bank's retail (Retail Collections Unit, RCU) and the other for the Bank's corporate delinquent exposures (Special Assets Unit, SAU). The two units have end-to-end responsibility for their respective troubled asset exposures. Regarding corporate governance, they report to the Deputy CEO, as well as to a dedicated committee (Arrears and NPL Management Body), which in turn reports to the Board Risk Committee ("BRC"). The findings of this committee are vetted by the CRO. The committee's objective is to oversee the NPL and NPE management strategy.

        The Bank is continuously enhancing its NPE management strategies and operational capabilities towards accomplishing the Bank's vision of working through its NPE stock and extracting value from all portfolios, whilst supporting its borrowers throughout this current challenging financial environment in Greece. Towards that direction, the Bank is focusing its efforts and is building operational capabilities around three overarching strategies:

  1.
  An Active Portfolio Management Strategy supporting long-term borrower viability and debt repayment sustainability, whilst implementing effective enforcement actions aiming to maximize recoveries from portfolio cohorts, or from specific loans, for which all other available workout actions have been exhausted.

  2.
  A targeted portfolio NPL Sale Strategy, considering also collaborations with third parties or servicing platforms.

  3.
  Write-Offs of unrecoverable amounts.

B.  Business Overview

Introduction

        We are one of the four systemically significant banks (according to the assessment of the Financial Stability Board, in consultation with the Basel Committee on Banking Supervision and national authorities) in Greece and we hold a significant position in Greece's retail banking sector, with 509 branches and one premium banking branch, and 1,448 ATMs as at December 31, 2016. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage and asset management;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management.

        The Bank is our principal operating company, representing 84.3% of our total assets, excluding long-lived assets classified as held for sale, as at December 31, 2016. The Bank's liabilities represent 89.6% of our total liabilities, excluding liabilities directly associated with long-lived assets held for sale, as at December 31, 2016. While the Bank conducts most of our banking activities, it is supported by six non-Greek banking subsidiaries: Vojvodjanska Banka A.D. Novi Sad ("Vojvodjanska"), Banca Romaneasca S.A. ("Banca Romaneasca"), Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus"), Banka NBG Albania Sh.a. ("NBG Albania"), and NBG Bank (Malta) Ltd. ("NBG Malta").

        We hold top positions in many financial services products in Greece. As at December 31, 2016, we had significant market share of mortgage loans in Greece, with a percentage of 27.7%, whereas according to our internal analysis of published information of the Bank of Greece, we hold a significant position in core deposits (which consist of sight deposits and savings accounts and exclude repos and time deposits), with a market share of 32.4%. We are also third in mutual fund management with a market share of 13.7% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. Banking activities in Greece include the Bank's domestic operations, Ethniki Leasing, Probank Leasing S.A. ("Probank Leasing") and Ethniki Factors S.A. ("Ethniki Factors"). The Group's Greek banking operations account for 91.3% of our total lending activities as at December 31, 2016 (the "Greek Banking Loans") and for 92.6% of our deposits (the "Greek Banking Deposits"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking Loans and Greek Banking Deposits as at December 31, 2016:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	40,444	33,743
Public Sector	5,024	2,812

(1)
Retail loans include consumer loans, personal loans, mortgages, automobile financing and credit cards.

        The Bank aims to attract domestic deposits from retail and corporate clients with its:

  •
  wide coverage of the Bank's domestic branch network;

  •
  respected status of the Bank's brand name among a large segment of the population; and

  •
  broad range of services and products offered by the Bank.

Greek Banking Distribution Channels

        As at December 31, 2016, the bank operated in Greece through 510 branches (including one premium banking branch). As at December 31, 2016, the bank operated 1,448 ATMs, 596 of which were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (56% of our ATMs are equipped with cash deposit devices). During the year, the total number of ATM transactions reached 134 million with a total value of approximately EUR 16.8 billion compared with approximately 130 million transactions in 2015, with a total value of approximately EUR 17.3 billion.

        In 2016, there was a significant increase in the use of all i-bank digital banking channels; we upgraded the customer experience of our electronic banking services and created new, innovative ones. The total number of i-bank Internet Banking users reached 1.3 million, performing 29 million money transactions with a total value of approximately EUR 40 billion. At the same time, i-bank Mobile Banking active users increased to 194 thousand.

        In addition, we launched i-bank Pay, an end-to-end mobile payment system, combining both P2P and P2B payments. We also implemented NLU (Natural Language Understanding) in order to optimize the service we offer to our customers via our Contact Center. In 2016, the traffic of inbound calls to the Contact Center exceeded 2.7 million; there was also a substantial increase in outbound calls for the targeted promotion of card products and i-bank services.

        In 2011, NBG created the first "i-bank store", an innovative concept store which provides visitors with a true phygital (physical and digital) banking experience. In 2016, NBG operated 5 i-bank stores (two in Athens, two in Thessaloniki and one in Larissa), which received more than 1 million visitors within the year and performed approximately 140 thousand transactions.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 48% of the Bank's branches are located in the Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2016, the Bank operated 251 full banking branches, 258 retail banking branches and one premium banking branch.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have continued to apply a conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2015 and 2016.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2015	2016
Mortgage lending (balances)	26.3%	27.6%
Consumer loans and credit cards (balances)	21.5%	19.3%
Core deposits(1)	31.9%	33.0%

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

Savings and Investment Products

        Savings and investment products of the Bank are offered both in euro and in other currencies. In addition to other products, the Bank offers products with yields that are higher than our basic deposit products, including capital-guaranteed principal products, Greek government bonds and other bonds from the Bank's proprietary portfolio, repurchase agreements between the Bank and our clients and a wide range of mutual funds and unit trust products provided by NBG Asset Management Mutual Funds S.A. ("NBG Asset Management"), which is 100% owned by Group companies. See Item 4.B, "Business Overview—Banking Activities in Greece—Global Investment & Asset Management".

Trade Finance and Payment Services

        After adjusting to the particular circumstances that emerged in 2015 with the imposition of capital control, we have devoted efforts in 2016 to develop the appropriate solutions to meet the needs of Greek businesses. We cooperated closely with the European Bank for Reconstruction and Development ("EBRD") and implemented first in the Greek market, the EBRD Trade Facilitation Program to provide credit and finance for related transactions, followed by a similar agreement with the IFC. With the highest utilization (88%) of the existing European Investment Bank ("EIB") Program which expired at the end of 2016, NBG played an essential role in the organization's decision to exploit the European Fund for Strategic Investments ("EFSI") mechanism and include as a priority a new Program of Supply Chain Financing for Greek businesses.

        Besides being awarded "Best Trade Finance Bank in Greece" by the magazine "Global Finance" for the fifth consecutive year, we also received the award "Best Trade Bank in Greece" by "Trade Finance Review".

        With constant adaptation to domestic and international developments, together with our close and long-lasting relationships with major international financial organizations and strong loyalty from Greek companies, we believe we remain a leader in Global Transaction Services, responding to the changing needs of Greek businesses and their counterparts.

        With the objective to comply with the new European payment regulatory framework and to address new market conditions arising from the implementation of the Payment Services Directive 2 ("PSD2") early 2018 with third party payment service providers disrupting the market, we have included in the IT Master Plan the project of implementing technological capabilities to provide new added-value services. Relevant business strategy is being developed, ensuring maintenance of the existing payments' market share as well as new revenue source.

        In 2016 we started the implementation of the strategic projects for the new Trade Finance and Payments applications. These projects optimize and support part of the digital transformation of the bank, which is one of the four key goals of the management. Upon completion, the Bank aims to respond to the demands of today's business by significantly improving customer experience while ensuring the reduction of operational risk and operating costs.

        Despite the adverse business conditions in 2016, we have provided the market with EUR 1,062 million of credit instruments (letters of credits and letters of guarantees) and EUR 440 million liquidity through Trade Financing, achieving a 22.2% increase in revenue compared to 2015. Payment revenues has increased by 7% following the 26% increase within 2015. At the same time, high Market Shares were maintained in both Payments and Trade Finance.

Consumer Lending Products

        Since 2010, the Bank has sought to address the deterioration of its lending portfolio, and to assist customers willing to repay their loans by offering more competitive modification programs depending on each customer's need and repayment ability.

        In 2016 the Bank mainly focused on offering competitive and flexible debt restructuring solutions. As a result, the balance of its consumer loan portfolio (auto financing, other, consumer and credit cards) decreased by 13.5% from EUR 5,403 million as at December 31, 2015 to EUR 4,671 million, as at December 31, 2016.

        The Bank's efforts are focused on effective management of its existing loan portfolio in order to prevent further deterioration through the design and implementation of debt restructuring packages to existing customers, which offer a fractional payment program with lower installments adjusted to the borrowers' financial status for a pre-agreed period of time. Consumer and credit card portfolio restructuring products are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under a restructuring, all consumer loan and credit card exposures of a customer are consolidated into a single fixed-term consumer loan. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card exposure with real estate property or provide an additional down payment. The maturity of these restructured products varies and can reach 45 years if additional collateral is obtained. Furthermore, new restructuring products are designed-based on the legal framework of the "Code of Ethics for Greek Banks" regarding the management of non-performing private debt (Greek Law 4224/2013) providing a customized solution even from the first 30 days of loan delinquency, for each loan account separately and offering the following options to our clients:

  1.
  Interest-free grace period of 0-24 months (with minimum intermediate step of six months), during which only interest is paid on a monthly basis.

  2.
  Fractional installment adjusted to the borrowers' financial ability to repay their arrears for a pre agreed period of time.

        For further detail regarding restructured loans, see Item 4.E., "Selected Statistical Data—Credit Quality and Risk Management—Risk Management—Credit Review Policies—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience—Modifications and TDRs".

        Consumer credit products proposed by the Bank mainly consist of special purpose loans where customers are encouraged to offer collateral (such as registration of mortgage prenotation, pledge on deposits in euro or retention of ownership) in order to improve the terms of their loans. Applications are approved under a strict set of underwriting criteria, which indicatively include stringent application entry requirements, examination of customer's depository or investment relationship within the Bank and pursuit of additional security (guarantor and/or collateral) if necessary.

        Regarding new business development, the Bank is focused on the promotion of special purpose consumer loans such as "Easy Taxes Loans" secured by Liquid Assets strictly of Guaranteed Capital (deposits in euro or specific Bancassurance products) and "Green Loans" for energy improvements at home or for purchases of hybrid cars, as well as on the further growth of its debit and prepaid cards portfolio. The Bank additionally is focused in gaining market share in the card clearing market an area that has significant perspectives in Greece due to the economic environment and the "obligatory" use of cards due to tax reasons.

Mortgage Lending Products

        Due to the recession, house prices in Greece have declined since 2008 through 2016 cumulatively by 41.3% (in nominal values) (Source: Bank of Greece Governor Report for 2016, February 2017), with a decelerating trend during 2016. The recession in the first six months of 2016 was lighter than expected and the economy presented a positive growth rate in the second half of the year. However, the negative impact on new mortgages still remains, affected by the adverse economic environment (such as capital controls, high unemployment rate, decrease of available income and instability of taxation system).

        In the year ended December 31, 2016 new lending amounted to EUR 49 million compared to EUR 57 million in 2015 and EUR 44 million in 2014. Average Loan to Value ratio ("LTV") for 2016 new originations was 55.3%, compared to 55.8% in 2015 and 53.8% in 2014 (maximum LTV suggested by the Bank of Greece at 75%), and Payment to Income ratio ("PTI") at the 32.7%, compared to 23.1% in 2015 and 24.1% in 2014 (maximum PTI recommended at 40% by the Bank of Greece). The approval rate for mortgage applications in 2016 was 76%, higher than in 2015 (75%) and 2014 (63%), due to the higher quality of submitted applications and better screening at early stage of applications. Pricing in 2016 stood at an average spread of 363 basis points compared to 365 basis points in 2015 and 361 basis points in 2014.

        As at December 31, 2016, the residential mortgage loan portfolio, before any allowance for loan losses, was EUR 16.0 billion, compared to EUR 16.7 billion at December 31, 2015 and EUR 17.4 billion at December 31, 2014. In 2016, past due loans decreased from 36.4% at December 2015 to 35.1% at December 31, 2016. Some of the amendments applied by Greek Laws 4335 and 4336/2015 (relating to foreclosure / auction procedure, stricter eligibility criteria in the bankruptcy law, waiver of the privileged ranking of the public sector in auctions) are expected to have a gradually positive effect on the banking sector and our mortgage lending business.

        During 2016, the Bank continued its efforts to efficiently manage its existing loan portfolio and decelerate delinquencies by applying a customer-centric approach. Management believes that this effort resulted in a decline of past due loans formation through 2016.

        Restructuring measures occur in situations in which the borrower is unable to meet the terms and conditions of a contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

        The solutions offered include term extensions up to 45 years, interest-only payment periods and fractional payments adjusted to the borrowers' economic capacity. No capital relief is offered and consistency in loan repayment is rewarded in the above mentioned programs. All aforementioned options are intended to secure debt viability and smooth loan repayment. The "split & freeze" product, which was introduced in 2015, provides longer term mortgage solutions for borrowers with weak economic backgrounds.

        The Code of Conduct which came into force in 2015 following Greek Law 4224/2013 provides a comprehensive approach towards restructuring, putting a specific framework and a set of rules around the restructuring process, covering communication and provision of information to borrowers, supporting organizational structure, offering suitable and sustainable solutions and reporting requirements to supervisory authorities. Borrowers' sustainability is an essential factor in the restructuring policy, with the introduction of the minimum living standards requirement, playing a key role in defining borrowers' capacity to pay and thus choosing the most appropriate solution. Additionally, the notion of "cooperative borrower" is expected to contribute in finding a mutually acceptable and suitable mortgage solution.

        As at December 31, 2016, residential mortgage loans modified in troubled debt restructuring remained the same as at December 31, 2015 and amounted to EUR 6.1 billion. The average duration for this portfolio is 34 years, or seven years more than the non-restructured portfolio, with average spread of 233 basis points (41 basis points higher than the non-restructured portfolio). The application of the Code of Conduct is expected to continue reinforcing the mortgage forbearance programs with favorable results in reducing past due loans.

        The strengthened prospects of the Greek economic recovery and the stabilization of the taxation system are expected to offer an impetus in mortgage activity. We expect that house prices will continue falling in 2017, however with a decelerating trend.

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

        As at December 31, 2016, the Bank's Small Business Lending gross outstanding portfolio amounted to EUR 3,564 million, decreasing by 5.6% compared to EUR 3,774 million at December 31, 2015.

        The SBL Unit in 2016 continued to offer lending solutions, covering a full range of business credit needs, either in the form of revolving facilities for the coverage of working capital needs (liabilities linked to SME (trading cycle) or in the form of short-, medium- or long- term fixed loans for financing investment needs or for the enhancement of business liquidity. New loans granted to SMEs totaled to EUR 155 million for the year ended December 31, 2016.

        In addition, the SBL Unit participated in initiatives for the improvement of competitiveness and the enhancement of SME liquidity and specifically in the following co-financed and other state guarantee and funded programs:

  •
  The ETEAN program: "Business Restart", an initiative in cooperation with the Hellenic Fund for Entrepreneurship and Development (ETEAN S.A.) for the financing of micro and small enterprises with a total budget of EUR 550 million (for all participating banks). As at December 31, 2016, EUR 40.6 million had been disbursed to businesses.

  •
  The "Tourist Insular Entrepreneurship" program, with which the Bank grants loans up to EUR 30,000 on behalf of and as delegated by ETEAN, which provides the funds of the program in full. As at December 31, 2016, EUR 14 million had been disbursed to eligible SMEs.

  •
  The "JEREMIE for Entrepreneurship" program, an initiative in cooperation with European Investment Fund ("EIF") for the financing of micro, small and medium enterprises with favorable interest rates, due to the interest-free funding from EIF. The total budget of the program amounted to EUR 32 million and ended on August 31, 2016 with EUR 22 million disbursed to SMEs belonging to SBL Division.

  •
  "COSME Loan Guarantee Facility" with the support of the EFSI. NBG, within the context of its on-going commitment for the support of SMEs access to banking financing and for the provision of effective financial support proceeded to the signature with the EIF of the first COSME agreement in Greece with a total budget of EUR 100,000,000. Through COSME program, EIF will provide guarantees to NBG enabling the Bank to channel funds to SMEs, with substantially reduced requirements for collateral and reduced interest thanks to the relief from the guarantee from EIF. The program was channeled to eligible SMEs starting from October 2016 and in the first three months EUR 3.5 million were approved to micro enterprises.

        Furthermore, NBG recognizing the dynamic and growth potential of the agricultural sector, has continued and expanded the special "Contract Farming" financing program that provides financing for the modernization of the production and trade cycle of buyers and suppliers of agricultural and livestock products.

        This program aims at financing farmers and livestock breeders to cover part of the production cost of their products under the condition that they have concluded sale contracts with selected trading and manufacturing businesses. Under this program, more than 1,000 producers of primary production sector have been financed.

        In 2016, the SBL Unit focused on (and will continue to adopt such initiatives) a holistic approach at a customer level, offering to micro businesses a full range of products, apart from granting loans, such as transactions servicing, promotion of electronic means of payment and insurances. In this context the SBL Unit developed a short—term offer to SMEs operating in the Retail Sector and to those SMEs conducting import /export. Through this offer, NBG has granted short—term financing with a low interest rate which was linked (as a percentage) to the electronic payments through NBG POS and imports/exports that the beneficiary executed and was committed to execute through NBG in the upcoming six months.

        SBL Unit also supported small business lenders who experienced difficulties in early stages,—by agreeing more favorable terms and conditions for the rescheduling of their debts. The main characteristics of such programs are: the granting of a grace period, during which the borrower pays only interest, the extension of the maturity of loan accounts and the application of lower interest rates in case that new collateral is pledged. In accordance with Greek Law 4224/2013 and Bank of Greece regulations (Executive Committee Directive #42), the management of non-performing loans granted by the SBL unit are managed by the Special Asset Units and Retail Restructuring Division (which belongs to Retail Collections Unit) each of which are described below. As at December 31, 2016, the SBL Unit's customers restructured under any relevant program had a balance of EUR 400 million.

  Retail Collections Unit

        The Retail Collections Unit ("RCU") was established in 2010 as the independent unit of the Bank responsible for the management of past due and troubled retail loans. It is a centralized function with end to end responsibility for the management of past due loans, from the first day of delinquency all the way to the eventual write off. As at December 31, 2016, 1,724 staff were employed on an FTE basis in connection with the management of the retail portfolio, including 867 FTEs in the branch network and 290 FTEs in external collection agencies and external law firms. As at December 31, 2016, the retail past due loan portfolio under RCU management amounted to EUR 13.1 billion.

        RCU's strategy for managing delinquent retail clients is performed through a combination of channels, such as the internal collections center ("ICC"), dedicated personnel in the Bank's branch network, external debt collection agencies and external law firms. It makes extensive use of information technology, call strategy and monitoring tools in ICC to perform rigorous collections in the early stages of delinquency, while outsourcing certain (typically smaller, consumer credit) cases to external agencies which are given incentive based remuneration. It utilizes a set of key performance indicators to implement restructuring solutions in respect of borrowers, which involve an analysis of such factors as the income and living expenses of the borrower, the presence and amount of collateral and the days past due of the loan. Depending on the risk profile and delinquency status of the loan, RCU determines the strategy in accordance with a statistically driven framework. Tools employed by the RCU in respect of restructurings include collateral addition, incentives to remain current (such as forgiveness of interest or capital at maturity), maturity extension, monthly payment reduction for 3–6 years, or partial debt freezes ("split balance"). In the case of late delinquencies, settlements may be implemented, which include forgiving of off balance sheet interest as well as a percent of capital depending on the collateral and duration of the repayment schedule.

        For the year ended December 31, 2016, the RCU conducted restructurings in the amounts of EUR 1,188 million, EUR 285 million and EUR 241 million related to mortgage, consumer and small business loans, respectively.

  Corporate and Investment Banking

  Commercial Loans

        The Group offers corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        The Bank extends financing to all sectors of the economy. As at December 31, 2016, domestic commercial lending amounted to EUR 24.7 billion and represented 54.5% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest loans of non-affiliated enterprises amounted to EUR 2.6 billion as at December 31, 2016, representing 5.7% of its domestic loan portfolio.

        The Bank lends primarily in the form of short term credit lines and medium/long term loans. Apart from financing, the Bank provides standby letters of credit and financial guarantees for its customers, which amount to EUR 3.3 billion as at December 31, 2016.

        During 2016, the Bank provided the necessary liquidity to existing and new sustainable investments aimed mainly at enhancing the competitiveness, innovation and export focus in business and new jobs creation. In this context, the Bank has cooperated with international and national financial institutions in funding and risk sharing agreements aiming to facilitate the access of Mid-Caps/SME/Small businesses to financing and boost their competitiveness. More specifically the Bank has utilized funding and risk sharing programs of a) the National Entrepreneurship and Development Fund ("ETEAN") and b) the EIF, absorbing actively the available funding resources of the National Strategic Reference Framework ("NSRF") 2007–2013. Additionally, the Bank in co-operation with the EIB and the guarantee of the Hellenic Guarantee Fund of the European Investment Bank for Small and Medium-Sized Enterprises ("Guarantee Fund"), has allocated EUR 130 million of funding to eligible projects undertaken by SMEs and MidCaps, offering competitive interest rates, with emphasis to companies that promote youth employment, through the "Jobs for Youth Initiative".

        Furthermore, the Bank has entered a) into a finance contract with the EIB, for an amount up to EUR 215 million, earmarked for the financing of eligible projects undertaken by SMEs and MidCaps, offering competitive interest rates to companies that promote youth employment, through the "Jobs for Youth Initiative" and b) into a guarantee agreement with EIF, for an amount up to EUR 100 million, in order to enhance access to finance for SMEs, under COSME Loan Guarantee Facility (Program for the Competitiveness of Enterprises and Small and Medium-sized Enterprises), an initiative launched by the European Commission and managed by EIF, in order to provide liquidity and favorable financing terms to the Greek enterprises.

        In 2017 the Bank intends to maintain its support for the development of Greek entrepreneurship, providing liquidity to viable SMEs through partnerships with international and European development organizations, with a view to making available any potential source of funding for the financial support of Greek enterprises.

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

        The Bank has traditionally provided long term financing, mainly to dry bulk, wet bulk and, to a lesser extent, liner and ferry business with a consistent view to minimize risk and enhance the portfolio's profitability. Nearly all of the Bank's shipping loans are fully secured by vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity. Over the past several years, freight rates in main shipping segments have remained at relatively low levels with the dry markets suffering the most. The dry bulk shipping has been heavily affected by increased tonnage supply and modest demand for shipping services. After the first quarter of 2016 where it reached historic lows, it gradually started to improve modestly. On the wet sector side, freight rates dropped, especially during the second half of 2016. However, the situation lately shows signs of stabilizing to relatively better market levels. As for the ferry industry, the relatively low fuel prices helped the financial performance of the larger companies while the restructured sector's indebtedness supports the prospects for consolidation movements, which may gradually attract the interest of foreign investors.

        As at December 31, 2016, outstanding shipping loans (mainly concerning wet and dry bulk shipping) were EUR 2.5 billion. Shipping exposure represents 10.0% of the Bank's total commercial loan portfolio.

        During 2017 the Bank intends to carefully exploit opportunities to enhance its repayment profile of its commercial loans and the security of its existing portfolio but also to sustain its shipping portfolio via offering new financing to shipping groups/ companies based on their quality, financial strength, liquidity, creditworthiness, transparency and experience, while a Special Unit has been established for the management of the Shipping NPLs.

  Project Finance

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (mainly in Europe). Even though there has been a rather limited activity in the field of project finance, the overall size of the relevant net portfolio increased by 5.9% to EUR 432 million as of December 31, 2016, from EUR 408 million as of December 31, 2015.

        The Bank continued its focus on the domestic market for the period of January 1, 2016 to December 31, 2016, during which no new loans were advanced for projects outside Greece, while during the same period the effort to reduce positions in loans with low margins resulted in a decrease of the international loan portfolio by 1.7% on a euro denominated basis. During the same period, the domestic loan portfolio increased by approximately 20%.

        Through an operational agreement signed in December 2011 between the Bank and the EIB, the Bank, acting as an Urban Development Fund ("UDF"), was awarded the management of EU Structural Funds under the Joint European Support for Sustainable Investment in City Areas initiative—(the "JESSICA"). JESSICA funds, along with the Bank's and private funds, were intended to be used during the period of 2012 to 2015 to make repayable investments in the respective regions. Following the closing of JESSICA in 2016 the disbursements of UDF funds to all signed projects was completed during 2016 and the repayment of UDF loans has started. The JESSICA funded project portfolio amounted to four projects with total construction budget of EUR 133.7 million and UDF requested funds of EUR 41.2 million. Two of the aforementioned projects were completed as of December 31, 2016 while two projects are in the construction phase and are expected to be completed in the first semester of 2017.

  Special Assets Unit ("SAU")

        The Bank has established the SAU, in order to effectively manage troubled and past due corporate loans and have full responsibility for managing such loans. Since the first quarter of 2015, the SAU has been reported as a separate segment and maintains a management structure independent of other Group businesses.

        The corporate loan portfolio managed by the SAU amounted to EUR 5.5 billion as at December 31, 2016 with an additional EUR 0.6 billion of leasing and factoring facilities as well as exposures relating to letters of guarantee/ credit.

        The SAU proposes customized loan modification and Troubled Debt Restructuring ("TDR") solutions to enterprises that are facing difficulties meeting their obligations and have operational and financial weaknesses.

        There is a clear prioritization strategy per portfolio managed, based on aging, size, collateralization levels and status of legal actions. The SAU assesses the creditworthiness of the borrower using analytical tools and metrics, taking into consideration a number of factors, including but not limited to: cooperativeness of the borrower, the size of exposure, the borrower's viability and debt repayment capacity, collateral levels, market and competitive conditions and the industry in which it operates. Based on the results of its assessment, the SAU proposes customized loan modification and restructuring solutions for the borrowers' loans, also taking into consideration the results of a "net present value" tool. A number of restructuring products and debt settlement solutions for small customers respectively are also in place.

        As at December 31, 2016, total TDR loans and advances to customers amounting to EUR 2,063 million are under SAU management.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2016, 65.4% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 18.3% to industry and mining, 8.7% to construction and real estate and 7.6% to other sectors. As at and for the year ended December 31, 2016, Ethniki Leasing had total assets of EUR 533 million, before elimination of intercompany transactions and balances, compared to EUR 473 million in 2015.

Probank Leasing

        Probank Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. Since July 2013, after the acquisition from NBG Group, Probank Leasing has come to recession and gradually stopped new contracts As at December 31, 2016, 69.8% of the finance lease receivables of Probank Leasing were to the trading and services sector, 3.5% to construction and real estate, 11.3% to industry and mining and 15.4% to other sectors. As at and for the year ended December 31, 2016, Probank Leasing had total assets of EUR 73 million and interest income of EUR 2 million, before elimination of intercompany transactions and balances, compared to EUR 114 million and EUR 6 million, respectively in 2015.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly owned factoring subsidiary of the Bank, as part of its strategic decision to expand its factoring operations in Greece. In 2016 Ethniki Factors continued to focus on enhancing liquidity to the Group corporate customers maximizing synergies with the Bank. Portfolio performance remained strong despite adverse economic environment. Ethniki Factors offers a comprehensive range of factoring services to provide customers with the flexibility they need to cope with recession difficulties faced as a result of the Greek economy over the last years.

Investment Banking

        In 2016, the NBG Securities' Investment Banking Division provided advisory services focused on Mergers & Acquisitions, Debt and Equity Capital Markets despite the challenging economic conditions in Greece adversely affecting the volume of announced transactions. In particular, NBG Securities acted as financial advisor to 1) Hellenic Petroleum for the solicitation of bondholder consent for certain amendments to the terms and conditions of the EUR 500 million 8% due 2017 and EUR 325 million 5.3% due 2019 Notes (June 2016) and 2) Intercontinental International REIC for its listing on ATHEX (July 2016).

        In the first quarter of 2017, NBG Securities continued to provide the abovementioned services acting as financial advisor to 1) Apollo Investment Holdco S.A.R.L. for the public tender offer relating to the acquisition of ASTIR Palas S.A. shares (January 2017) and 2) OPAP for the inaugural issuance of a EUR 200 million bond listed on ATHEX (March 2017).

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

Private Banking

        2016 was a difficult year for the Bank's Private Banking arm, mainly due to the imposed constraints in capital movement which highly condense the selection of available investments to our clients and also reduce the mobility of clients onshore assets between competitors. Despite this very difficult environment, NBG Private Banking managed to succeed in meeting its Return on Assets targets, and at the same time reduce the total operational cost. The 2016 result, marks the beginning of a new period for NBG Private Banking that is characterized by professionalism, extroversion, competitiveness and growth and aims at delivering added value to the client while remaining committed to the client's risk-return profile.

        Further to delivering the above mentioned targets, 2016 was very important due to the successful conclusion of our internal restructuring. More specifically, throughout the year the entire business model was revisited, the client proposition was renewed, a performance based KPI monitoring scorecard system was adopted and finally via the voluntary exit scheme that the bank implemented an approximately 30% reduction in staff was achieved.

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

        The range of services the Bank offers includes: domestic and foreign transactions clearing and settlement, safekeeping of securities, corporate actions processing, income collection, proxy voting, tax reclamation, customized reporting, general clearing member and cash settlement bank services as well as underwriting and paying agent services.

        Following the successful adjustment of its systems and processes to the TARGET 2 SECURITIES environment, the Bank keeps monitoring closely all the new platform's successive phases of development until final completion (expected in September 2017), having ensured up until now the smooth service of the customers relevant transactions.

        The Bank is also in the process of broadening its activities, oriented to provide innovative high quality services to domestic investment services companies.

        As at December 31, 2016, the Bank's customer base includes: 60 domestic institutional clients (3 mutual funds, 4 asset management companies, 12 insurance companies, 5 brokerage companies, 27 pension funds and 9 other companies), 18 foreign customers and approximately 290,000 retail customers.

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

        In recognition of the quality custody services offered, to both cross border/non-affiliated and domestic clients, the Bank is positioned between the top providers in the Greek market, in the Agent Banks Surveys of the "Global Custodian" magazine.

Asset Management

        The Group's domestic fund management business is operated by NBG Asset Management, which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        NBG Asset Management offers 18 investment funds under the brand name Delos, two under the NBGAM brand name, one under the N.P. Insurance brand name and three under the NBG International SICAV brand name which are registered in Luxembourg. NBG Asset Management offers a wide range of investment products that provide institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, NBG Asset Management offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As at December 31, 2016 NBG Asset Management's total assets under management in mutual funds and discretionary asset management were EUR 1.4 billion. Its market share in mutual funds in Greece was 13.7% as at December 31, 2016, compared to 12.6% as at December 31, 2015. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2016). The funds belong to a client base comprised of approximately 81 institutional and over 43,000 private investors.

        The total value of funds managed since 2014 is set forth in the table below:

	As at December 31,
	2014	2015	2016
	(EUR in millions, except for percentages)
Mutual Funds under management	850	912	883
Market Share	14.0%	12.6%	13.7%
Discretionary Funds under management	443	460	493

Total Funds Under Management	1,293	1,372	1,376

Stock Brokerage

        National Securities S.A. ("NBG Securities") was established in 1988 and constitutes the brokerage and investment banking arm of NBG Group. NBG Securities offers a wide spectrum of investment services to both individual and institutional customers.

        In 2016, NBG Securities had a market share of 11.7% of trades brokered on the ATHEX, ranking third in terms of total trading value, according to data from the ATHEX.

        The provision of investment services in Greece remains increasingly competitive, with a number of banks and brokerage houses participating actively in this area.

Banking Activities outside of Greece

        As at December 31, 2016, our international network comprised 1,048 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Egypt and Cyprus), which offer traditional banking services and financial products and services. The Bank has six commercial banking subsidiaries in Romania, FYROM, Serbia, Albania, Malta, and Cyprus. The Bank's subsidiaries in Turkey were disposed on June 30, 2016, whereas the Bank's subsidiaries in Bulgaria and South Africa are expected to be sold in June 2017 and by the end of 2017 respectively, as discussed further in 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

        The Bank's international operations include the Bank's branches in United Kingdom, Cyprus and Egypt, as well as banking subsidiaries in six countries. Banca Romaneasca in Romania, Stopanska Banka in FYROM, Vojvodjanska in Serbia, NBG Cyprus in Cyprus, NBG Malta Ltd ("NBG Malta") in Malta and NBG Albania in Albania, along with other subsidiaries, primarily in the leasing sector. Our international operations contributed EUR 216 million or 16.3% of net interest income before provisions for loan losses of the Group and accounted for EUR 9.2 billion or 13.9% of the Group's total assets excluding long-lived assets classified as held for sale as at and for the year ended December 31, 2016. Total loans were EUR 4.1 billion at December 31, 2016, a decrease of 2.1% from EUR 4.2 billion at December 31, 2015, whereas deposits (excluding interbank deposits) decreased to EUR 3.5 billion at December 31, 2016, in comparison to EUR 3.6 billion at December 31, 2015.

        Our international network is described below. In the analysis that follows, all amounts are before elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2016, the Bank had 19 foreign branches in three countries, including one in the United Kingdom, one in Cyprus and 17 in Egypt. At December 31, 2016, net loans of the Bank's Cyprus and Egypt operations were EUR 166 million and EUR 76 million, respectively. The table below provides selected financial information of the Bank's foreign branches (excluding the United Kingdom branch) as at and for the year ended December 31, 2016:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	371	404
Net Loans	242	264
Total Deposits	295	321
Net Income	82	89

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and other international operations.

Banca Romaneasca

        Banca Romaneasca is a commercial bank with headquarters in Bucharest providing a range of retail, SME and corporate banking services in Romania through its head office and through 110 banking units in Bucharest and other cities in Romania as at the end of 2016. The Bank acquired Banca Romaneasca in October 2003 and as at December 31, 2016 held 99.28% of its share capital.

        Selected financial information with respect to Banca Romaneasca as at and for the year ended December 31, 2016, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,627	1,773
Net Loans	1,153	1,257
Total Deposits	1,405	1,530
Net Loss	(1)	(2)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje that provides a wide range of retail and corporate banking services. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2016, held a 94.64% stake, while the remaining 5.36%, is held by minority shareholders.

        Stopanska Banka operates one of the largest branch networks in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2016, Stopanska Banka had 66 branches, and continues to strive to maintain its leadership position in e-banking within FYROM, including by promoting internet and mobile banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue to improve its loan portfolio by targeting high quality customers in the SMEs and large companies segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2016, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,412	1,538
Net Loans	972	1,059
Total Deposits	1,139	1,241
Net Income	38	41

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1 = EUR 0.9179 as at April 28, 2017.

Vojvodjanska

        In December 2006, the Bank acquired a 99.40% stake in Vojvodjanska and in October 2007 it became the sole shareholder. As at December 31, 2016, Vojvodjanska's 106 branches serve over 1,3 million private accounts and around 8,9 thousand company accounts.

        Selected financial information with respect to Vojvodjanska as at December 31, 2016, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,041	1,134
Net Loans	596	649
Total Deposits	844	920
Net Loss	2	2

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had nine branches, one satellite branch, three Business Centers and two international business units as at December 31, 2016. Since 2011, NBG Cyprus also operates a representative office in Moscow. The bank provides a wide range of commercial and retail banking services, focusing on corporate lending and international business.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2016, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	899	979
Net Loans	648	706
Total Deposits	715	779
Net Income	(2)	(2)

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

NBG Albania

        NBG Albania, headquartered in Tirana, as at December 31, 2016, operates through a network of 26 branches and provides a wide range of commercial and retail banking services. NBG Albania has expanded beyond its original activity of lending primarily to certain of the Bank's established Greek corporate clients operating in Albania and gradually started lending to local corporate clients with significant liquid assets as well as individuals, mainly focusing in the secured product of housing loans.

        Selected financial information with respect to NBG Albania as at and for the year ended December 31, 2016, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	308	336
Net Loans	180	196
Total Deposits	234	255
Net Income	2	2

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

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

        By the end of 2017, NBG Bank Malta intends to finalize the procedures for establishment of custody operations and will commence offering custodian services.

        Selected financial information with respect to NBG Malta as at December 31, 2016 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	499	544
Net Loans	350	381
Total Deposits	266	290
Net Income	12	13

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

Leasing Services

        As part of its International operations, the Group offers leasing services through certain of its foreign subsidiaries.

Insurance

        We provide insurance services primarily to individuals and companies through our wholly owned subsidiary EH. In April 2017, the Bank announced the receipt of binding offers for EH in the context of the divestment process provided for in the Group's Revised Restructuring Plan. As of the date of this Annual Report, these binding offers are still under review.

Insurance Services

        EH offers a full range of products including life, accident and health insurance for individuals and groups, fire, catastrophe, motor, marine hull and cargo insurance, and general third party liability insurance.

        EH operates through a network of 13 branches, 155 sales bureaus, 2,128 tied agents and 1,469 independent insurance brokers, in addition to selling bancassurance products through the Bank's network and also by direct selling.

        Income from insurance operations increased to EUR 529 million in 2016, from EUR 491 million in 2015. In particular EH's property and casualty insurance businesses gross written premiums decreased to EUR 201 million for the year ended December 31, 2016, compared to EUR 221 million in 2015 while life insurance gross written premiums increased to EUR 328 million for the year ended December 31, 2016 compared to EUR 269 million in 2015.

        Bancassurance premiums for life and property & casualty insurance amounted to EUR 91 million and EUR 38 million, respectively, in 2016 compared to EUR 36 million and EUR 43 million, respectively for 2015. The difference in bancassurance premiums for life and property is mainly due to the launch of the new single premium product at the end of June 2016. For more information on our bancassurance business, see "—Bancassurance" below.

        EH operates two subsidiaries in Cyprus in collaboration with NBG Cyprus which are active in both life and non-life insurance. EH also operates in Romania, where it holds a 95% share in Societate Comerciala Asigurari Garanta S.A. ("Garanta"). Garanta offers insurance products through the network of three banks: Banca Romaneasca, Pireaus Bank Romania and Alpha Bank Romania.

        On December 30, 2016, NBG entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in UBB and committed to transfer to KBC "UBB Metlife Insurance Company AD" and "UBB Insurance Broker AD", in which EH currently owns a share of 30% and 20% respectively. The transaction is expected to be completed in May 2017.

        On January 20, 2017, EH fully disposed of its 95% share in National Insurance Brokerage S.A., a Greek insurance broker acquired in 2005.

Bancassurance

        We offer the following bancassurance products through our insurance brokerage subsidiary NBG Bancassurance S.A. and the Bank's extensive network in Greece.

  •
  Investment savings and retirement insurance products including single payment investment insurance products and monthly premium traditional products, targeting mainly the affluent clientele of the Bank.

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

  •
  Wallet Protection which provides to NBG credit/debit card holders insurance coverage against theft of the card and certain other defined items (ie. wallet, purse, keys etc.) or cash.

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

Other

Real Estate Management

        We engage in real estate management activities, including warehousing and third-party property management. As at December 31, 2016, the Bank owned 1,729 real estate units, 1,160 of which were buildings and 448 were lands that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 121 units were acquired to host and to support its own business purposes. As at December 31, 2016, the carrying value of the 1,608 units that were acquired through foreclosure was EUR 66 million (2015: EUR 69 million). We report these items in other assets, under the line "Assets acquired through foreclosure proceedings" and is currently exploring opportunities for sales of those properties.

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

        NBG Pangaea Real Estate Investment Company ("REIC"), the Group's real estate investment company, owned 333 commercial properties with total leasable area of 899 thousand sq.m. and a net book value as at December 31, 2016 of EUR 828 million. The fair value of the properties as at December 31, 2016 amounted to EUR 1,492 million. The properties are mainly located in prime areas throughout Greece, with fourteen properties in Italy and two properties in Romania.

        In 2016, NBG Pangaea REIC made total investments in real estate of EUR 36 million (not including acquisition expenses of EUR 1.0 million).

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

Discontinued Operations

        The Group's discontinued operations include the UBB group of companies, Interlease and S.A.B.A. and Finansbank group of companies. As a result, our financial and operating data for the twelve months ended December 31, 2016 have been prepared stating separately continuing operations from discontinued operations, the latter relating to UBB, Interlease, S.A.B.A. and Finansbank A.S. in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2015, 2014, 2013 and 2012 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2016, comprise UBB A.D., Interlease and S.A.B.A., whereas for historical data comprise Finansbank A.S., the NBGI Private Equity Funds, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A., UBB A.D., Interlease and S.A.B.A.

Sale of Finansbank

        On June 15, 2016, the Group disposed of Finansbank A.Ş. to QNB. The transaction included the transfer of NBG's 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. (See also Item 3.A "Key Information—Selected Financial Data").

Sale of The South African Bank of Athens Ltd

        On December 22, 2016, the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. (See also Item 3.A "Key Information—Selected Financial Data").

Sale of United Bulgarian Bank A.D. and Interlease E.A.D.

        On December 30, 2016, the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. (See also Item 3.A "Key Information—Selected Financial Data").

Selected financial data from discontinued operations

        In 2016, the net interest income before provision for loan losses from discontinued operations was EUR 707 million, compared to EUR 1,560 million in 2015. As at December 31, 2016, net loans included in long-lived assets classified as held for sale was EUR 2,161 million while total deposits included in liabilities directly associated with long-lived assets classified as held for sale reached EUR 2,979 million, compared to EUR 20,781 million and EUR 18,876 million, respectively, as at December 31, 2015. Total assets of long-lived assets classified as held for sale as at December 31, 2016 were EUR 3.7 billion, accounting for 5.3% of our total assets compared to EUR 28.4 billion and 28.4% as at December 31, 2015.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2016:

		December 31, 2016
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in millions)	(USD in millions)(2)
1.	Planet S.A.	Greece	36.99%	2	2
2.	Eviop Tempo S.A.	Greece	21.21%	3	3
3.	Social Securities Funds Management S.A.	Greece	20.00%	1	1
4.	Teiresias S.A.	Greece	39.93%	(1)	(1)
5.	Pyrrichos Real Estate S.A.	Greece	21.83%	—	—
6.	Larco S.A.	Greece	33.36%	—	—
7.	SATO S.A.	Greece	23.74%	—	—
8.	Olganos S.A.	Greece	33.60%	—	—
9.	UBB Metlife Life Insurance Company AD(3)	Bulgaria	59.97%	—	—
10.	Drujestvo za Kasovi Uslugi A.D.(3)	Bulgaria	19.98%	—	—

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2016, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.9179 as at April 28, 2017.

(3)
Companies are equity participations of United Bulgarian Bank A.D. which is reclassified to long-lived assets held for sale as of December 2016.

        Equity participations in which the percentage of ownership interest held by the Group is less than 20% are accounted as portfolio investments in accordance with ASC 320 "Investments—Debt and Equity Securities", as the Group does not have the ability to influence the operations of the investees. Equity participations in which:

  •
  the percentage of ownership interest held by the Group is greater than 20% but less than 50%,

  •
  are jointly controlled by the Group and other entities; and

  •
  the Group is not the primary beneficiary (participations in VIE);

        are accounted for using the equity method because the Group can influence the operations of the investees.

        Based on the terms of the joint venture agreements signed by group companies UBB and EH and companies of the Metlife and AIG groups, UBB Metlife Life Insurance Company AD and UBB AIG Insurance Company AD are jointly controlled. The terms of these joint venture agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the Board of Directors of all parties. Based on the above neither party has unilateral control, therefore, the Group does not consolidate these entities and accounts for them using the equity method. The disposal of UBB-AIG Insurance Company AD was completed in January 2016.

Intellectual Property, Contracts and Manufacturing Processes

        Our business and profitability are not materially dependent on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

The Banking Services Sector in Greece

        As at December 2016, the date of the most recent available information from the Bank of Greece, there were 38 banks in Greece: 8 Greek commercial banks, 9 cooperative banks and 21 foreign banks (including branches of HSBC and RBS), as well as one specialized credit institution (source: Bank of Greece site, Statistics, List of MFIs).

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

        Since 2012, the Greek banking sector has undergone significant consolidation, with market concentration (measured by the share of assets held by the five largest banks) settling close to 95% in Greece at the end of 2015 (Source: ECB Report on financial structures, October 2016). Especially in the past three years, Piraeus Bank absorbed its subsidiary Geniki Bank SA in May 2014 (Source: Piraeus Bank press release on May 30, 2014) and the healthy assets of Panellinia Bank in April 2015 (source: Piraeus Bank press release dated April 17, 2015). Lastly, in December 2015, the deposits of Cooperative Bank of Peloponnese were transferred to NBG, after a relevant decision by the Bank of Greece (source: Bank of Greece press release dated December 18, 2015).

Foreign Banks

        In December 2016, according to data published by the Bank of Greece, there were 21 foreign banks that were established in the Greek banking market. The majority of foreign banks operating in Greece have little presence in retail banking services.

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

Single Supervisory Mechanism

        Regulation 1024/2013 established the SSM for Eurozone banks and other credit institutions. The SSM maintains an important distinction between significant and non-significant entities, which will be subject to differing supervisory regimes. NBG is included in the list of significant supervised entities which the ECB updates and publishes regularly (last update January 1, 2017). As a result, the ECB has been granted certain supervisory powers as from November 4, 2014, which include:

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

        In Greece, as a Member State whose currency is the euro, the ECB exercises its supervisory responsibilities in cooperation with the Bank of Greece. The ECB is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system, based on the distribution of responsibilities between the ECB and National Competent Authorities ("NCAs"). To

ensure efficient supervision, credit institutions are categorized as "significant" or "less significant": the ECB directly supervises significant banks, whereas the NCAs are in charge of supervising less significant banks, with the ECB exercising indirect supervision. NBG is currently categorized as "significant" and is therefore subject to direct supervision by the ECB. The day to day supervision is conducted by Joint Supervisory Teams, which comprise staff from both NCAs and the ECB.

Supervisory Review Evaluation Process

        Notably, the Bank is subject to continuous evaluation of its capital adequacy in the context of the SSM and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios. Such evaluations are carried out by the ECB mainly through the SREP. In addition, the EBA published on December 19, 2014 the EBA SREP Guidelines for common procedures and methodologies in respect of the SREP. Included in these guidelines were the EBA's proposed guidelines for a common approach to determining the amount and composition of additional Pillar 2 own funds requirements to be implemented from January 1, 2016. Under these guidelines, national supervisors should set a composition requirement for the Pillar 2 requirements to cover certain specified risks of at least 56 percent CET1 Capital and at least 75 percent Tier 1 capital.

        Following the completion of SREP for year 2016, the ECB notified NBG Group of its new total SREP capital requirement ("TSCR"), which applies from January 1, 2017. According to this decision, the ECB requires NBG to maintain, on a consolidated basis, a total SREP capital requirement of 11%.

        The TSCR of 11% includes:

  •
  the minimum Pillar I own funds requirement of 8% to be maintained at all times in accordance with Article 92(1) of Regulation (EU) No 575/2013, and

  •
  an additional Pillar II own funds requirement of 3% to be maintained at all times in accordance with Article 16(2)(a) of Regulation (EU) No 1024/2013, to be made up entirely of Common Equity Tier 1 capital.

        In addition to the TSCR, the Group is also subject to the Overall Capital Requirement ("OCR"). The OCR consists of TSCR and the combined buffer requirement as defined in point (6) of Article 128 of Directive 2013/36/EU.

        The combined buffer requirement is defined as the sum of:

  •
  the Capital Conservation Buffer

  •
  the institution specific Countercyclical Capital Buffer ("CcyB"); and

  •
  the systemic risk / systemically important institutions buffer, as applicable

        The Capital Conservation Buffer stands at 1.25% for 2017 for all banks in the EU.

        The CCyB is implemented as an extension of the capital conservation buffer and has the primary objective of protecting the banking sector from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. It is calculated as the weighted average of the buffers in effect in the jurisdictions to which a bank has significant credit exposures. Bank of Greece defined its methodology for determining the CCyB in 2015 and consecutively set the CCyB at 0% for Greece throughout 2016 and for the first quarter of 2017 (Bank of Greece Acts 55/2015, 83/2016, 97/2016, 103/2016 and 107/2016). CCyB is also currently 0% in all other countries in which NBG Group has significant exposures. Thus, the institution specific Countercyclical Capital Buffer for NBG Group is currently 0%. For the SREP ratios applicable to NBG Group for 2017 see Item 5.B., "Liquidity and Capital Resources—Capital Adequacy".

        The systemic risk / systemically important institutions buffer is currently 0% for all four systemically important banks in Greece (Bank of Greece, Acts 56/18.12.2015 and 104/18.11.2016).

Targeted Review of Internal Models

        In recent years the use of internal models to determine regulatory capital requirements has become more and more controversial as internal models have become increasingly complex, but also because a number of benchmarking studies have highlighted inconsistencies as well as high variability in the capital requirements calculated by different banks' models.

        Considering the above, the ECB has decided to perform a TRIM for credit risk, market risk and counterparty credit risk. The objective is twofold: (a) to reduce the unwarranted variability in the risk weighted asset ("RWAs") calculation for capital adequacy purposes under regulatory rules currently in force by harmonizing practices and (b) to check compliance with the regulatory requirements related to Pillar 1 internal models. The review will cover a number of qualitative and quantitative criteria. TRIM was launched in late 2015 and is expected to be finalized in 2019. All 68 significant institutions of the Eurozone with approved Pillar 1 internal models are in scope.

        During 2016, TRIM was in its preparatory phase: NBG participated by filling in detailed ECB questionnaires with qualitative and quantitative questions regarding its credit risk and market risk models, accompanied with evidence in the form of specific documentation to support every answer. A two day on-site supervisory visit followed in early 2017.

        In 2017, the TRIM enters its execution phase with on-site investigations of selected models and follow up processes. NBG models to be investigated in 2017 are: (a) the internal model for market risk and (b) the internal model for credit risk of the exposure class "Retail—Secured by real estate non-SME" (mortgage portfolio).

        Directly after the TRIM investigations, institutions will be asked to address compliance gaps with respect to regulatory requirements and, as a second step, they may also be asked to address additional shortcomings versus supervisory expectations. Finally, decisions asking banks to address any remaining shortcomings will be sent based on results of peer reviews (level playing field). The ECB has stated that sufficient time will be granted to institutions to adjust, especially if expectations differ from past national standards.

        As regards the monitoring of financial institutions, the NCA, in addition to supporting the ECB in day to day supervision, will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks. The ECB, on the other hand, will be exclusively responsible for prudential supervision of credit institutions with the abovementioned supervisory powers.

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

        The four banks submitted capital plans to ECB Banking Supervision explaining how they intended to cover their shortfalls. As a result a recapitalization process started that concluded before the end of 2015.

        The EBA released on February 2016 the methodology and macroeconomic scenarios for the 2016 EU-wide stress test. The stress test was designed to provide supervisors, banks and other market participants with a common analytical framework to consistently compare and assess the resilience of EU banks to economic shocks. According to the relevant methodological note, National Bank of Greece S.A. was considered to be covered by the ECB's Comprehensive Assessment of 2015 and therefore it was not assessed in the 2016 EU-wide stress test.

        On December 2, 2016, EBA announced the results of the 2016 EU-wide transparency exercise, which provided detailed bank-by-bank data on capital positions, risk exposure amounts and asset quality on 131 banks from 24 countries of the EU and the EEA, including the four significant Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank). The exercise was part of the EBA's ongoing commitment to enhancing transparency in the EU banking sector.

        The data, which were exclusively based on supervisory reporting, were published at the highest level of consolidation for the reference dates of December 31, 2015 and June 30, 2016.

Single Resolution Mechanism

        The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund. Regulation (EU) No 806/2014 establishing a SRM for the Banking Union entered into force on August 19, 2014. On January 1, 2016, the Single Resolution Mechanism became fully operational.

        The SRM Regulation, which complements the SSM (as discussed under "—Single Supervisory Mechanism" above) and applies to all banks supervised by the SSM, including the Bank.

        The Single Resolution Mechanism works as follows:

  •
  The SSM, as the supervisor, would signal when a bank in the euro area or established in a Member State participating in the Banking Union is in severe financial difficulties and needs to be resolved.

  •
  The SRB, consisting of representatives from the relevant national authorities (those where the bank has its headquarters as well as branches and/or subsidiaries), the SSM and the European Commission, will carry out specific tasks to prepare for and carry out the resolution of a bank that is failing or likely to fail. The SRB decides whether and when to place a bank into resolution and sets out, in the resolution scheme, a framework for the use of resolution tools and the SRF.

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

        The Basel III framework has been implemented in the EU through Directive 2013/36/EU of the European Parliament and of the Council on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (the "CRD IV Directive"), which has been transposed into Greek legislation by Greek Law 4261/2014 (the "CRD Law"), and Regulation (EU) No 575/2013 of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms (the CRR and together with the CRD IV Directive, "CRD IV") which is legally binding and directly applicable in all EU Member States. Implementation began on January 1, 2014, with particular elements being phased in over a period of time, mainly until 2019.

        Some major points of the new framework include:

  •
  Quality and Quantity of Capital.  CRD IV revised the definition of regulatory capital and its components at each capital instrument level. It also imposed a minimum CET1 Ratio of 4.5% and Tier 1 Ratio of 6.0%, and introduced a requirement for Additional Tier 1 and Tier 2 capital instruments "own funds" to have loss absorbing features allowing them to be written off or converted on the occurrence of a bail in of the institution;

  •
  Capital Buffer Requirements.  In addition to the minimum CET1 Ratio of 4.5% credit institutions will have to hold the following CET1 capital buffers as fixed by the relevant authorities:

  •
  A "Conservation Buffer" of 2.5% that will be applied gradually between 2016 and 2019 with an annual step up of 0.625%. This means that by the end of 2019 minimum CET1 Ratio will be 7%. In case of non-compliance the regulator will impose the constraints on dividends distribution and executive bonuses inversely proportional to the level of the actual CET1 ratio.

  •
  A "Countercyclical Buffer" CCyB) ranging between 0% and 2.5% depending on macroeconomic factors. This buffer will also be applied gradually from 2016 to 2019 having a range of 0%–0.625% for 2016, 0%–1.25% for 2017, 0%–1.875% for 2018 and 0%–2.5% for 2019. Bank of Greece specified the CCyB at 0% for Greece for all quarters of 2016 as well as for the first and the second quarter of 2017 (the CCyB is currently set at 0% by the competent authorities of all countries in which NBG Group has significant exposures.)

    •
    A "Systemic Risk Buffer" of at least 1% made up of by CET1 instruments set at the discretion of national authorities of EU Member States to be applied to institutions at consolidated or solo level, or even at the level of exposures in certain countries at which a banking group operates. Bank of Greece has not used this macro prudential instrument thus far.

    •
    Additional buffers are applied to Systemically Important Institutions "SIIs"). For Globally SIIs the additional buffer ranges between 1% and 3.5%, whereas for Other SIIs ("O-SIIs") it could reach 2%. Bank of Greece specified a 0% capital buffer for 2016 and 2017 for all four institutions that where characterized as O-SIIs (including the Bank).

  •
  Deductions from Common Equity Tier 1.  CRD IV revised the definition of items that should be deducted from regulatory capital. In addition, most of the items that were required to be deducted from regulatory capital are now deducted in whole from the CET1 component;

  •
  Central Counterparties.  To address the systemic risk arising from the interconnectedness of credit institutions and other financial institutions through the derivatives markets, the new framework is supporting the efforts of the committee on payments and settlement systems and International Organization of Securities Commissions ("IOSCO") to establish strong standards for financial market infrastructures, including central counterparties ("CCPs"). A 2.0% risk weight factor is introduced to certain trade exposures to qualifying CCPs (replacing the current 0% risk weighting). The capitalization of credit institution exposures to CCPs will be based in part on the compliance of the CCP with the IOSCO standards (since non-compliant CCPs will be treated as bilateral exposures and will not receive the preferential capital treatment referred to above);

  •
  Counterparty Credit Risk.  CRD IV is raising counterparty credit risk management standards in a number of areas, including for the treatment of so called wrong way risk, i.e., cases where the exposure increases when the credit quality of the counterparty deteriorates. For example, the proposal includes a capital charge for potential mark to market losses associated with a deterioration in the creditworthiness of a counterparty (i.e. CVA risk) and the calculation of expected positive exposure by taking into account stressed parameters;

  •
  Leverage Ratio.  CRD IV introduced an unweighted Tier I leverage ratio (the "Leverage Ratio") that applies for all credit institutions as part of the Pillar II framework from January 1, 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments);

  •
  Liquidity Requirements.  From October 1, 2015, CRD IV progressively introduced a liquidity coverage ratio (which defines an amount of unencumbered, high quality liquid assets that must be held by a credit institution to offset estimated net cash outflows over a 30 day stress scenario, and will be phased in gradually, starting at 60% in 2015, and expected to be 100% in 2018). CRD IV also provides for a net stable funding ratio (which defines an amount of longer term, stable funding that must be held by a credit institution over a one year timeframe based on liquidity risk factors assigned to assets and off balance sheet exposures, and which is being developed with the aim of introducing it from January 1, 2018). In both cases EU Member States may maintain or introduce national provisions until binding minimum standards are introduced by the European Commission; and

  •
  Maximum Distributable Amount.  Pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD Law), beyond the Maximum Distributable Amount, For a description of the Bank's dividend policy please refer to Item 8, "Financial Information".

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

Solvency II

        As at January 1, 2016 Greek Law 4364/2016 came into force, replacing the previously existing Greek Law 400/70 and establishing in Greece the new Solvency II framework as detailed in Directive 2009/038/EC, which is a fundamental revision of the capital adequacy regime for the European insurance sector business.

        EH's Minimum Capital Requirement and Solvency Capital Requirement ratios, from the first day of application of Solvency II on January 1, 2016 up to the most recent filing on December 31, 2016, have been above 100%, with the use of transitional measures on technical provisions.

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

  (iii)
  Resolution measures:    The National Resolution Authority and/or the SRB shall take action only if it considers that all of the following conditions are met:

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

        Before proceeding to resolution measures, the National Resolution Authority and/or the SRB shall ensure that a fair, prudent and realistic valuation of the assets and liabilities of the institution is carried out.

        The resolution measures that may be implemented by the National Resolution Authority and/or the SRB, either individually or in conjunction (save for the asset separation tool, which may only be applied in conjunction with another resolution tool), are the following:

  •
  Sale of business tool:  transfer, by virtue of a decision of the National Resolution Authority and/or the SRB, to a purchaser who is not a bridge institution, of shares or other instruments of ownership and/or some or all of the assets of the institution under resolution, namely rights, obligations and contractual relationships, without the consent of the shareholders of the institution under resolution or of any third party other than the acquirer.

  •
  Bridge institution tool:  establishment of a bridge institution by the National Resolution Authority and/or the SRB, to which shares or other instruments of ownership and/or some or all of the assets of the institution under resolution, namely rights, obligations and contractual relationships, are transferred without the consent of the shareholders of the institution under resolution or of any third party.

  •
  Asset separation tool:  transfer, by virtue of a decision of the National Resolution Authority and/or the SRB, of assets, namely rights, obligations and contractual relationships, of an institution under resolution or of a bridge institution to one or more asset management companies, without the consent of the shareholders of the institutions under resolution or of any third party other than the bridge institution. The asset management companies are legal persons owned in total or partially or controlled by one or more authorities, including the Fund or the National Resolution Authority.

  •
  Bail in tool  write-down or conversion by the National Resolution Authority and/or the SRB of any obligations of an institution that meets the resolution conditions, except for the cases prescribed by BRRD.

        Further to the above resolution tools, the National Resolution Authority and/or the SRB is entitled to exercise the write-down or conversion powers in respect of Additional Tier 1 and Tier 2 capital instruments of the institution, either independently from the resolution tools implemented by the National Resolution Authority and/or the SRB or in combination with the resolution tools implemented by the National Resolution Authority and/or the SRB or in combination at the point of non-viability with the public financial stabilization tools described hereunder, under the circumstances provided by the law, for example when it is established that the conditions for resolution are met or when the competent authority establishes that if the said power is not exercised, the institution will cease to be viable. If an institution meets the requirements for resolution and the National Resolution Authority and/or the SRB decides to implement a resolution tool, then the exercise of the above power is required.

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

  a)
  public capital support provided by the Ministry of Finance or by the HFSF following a decision by the Minister of Finance and

  b)
  temporary public ownership of the institution, i.e. the transfer of the shares of an institution to a transferee of the Greek State or a company which is fully owned and controlled by the Greek State.

        The following conditions must be cumulatively met in order for the public financial stabilization tools to be implemented:

  a)
  the institution meets the conditions for resolution;

  b)
  the shareholders, owners of other instruments of ownership, holders of relevant capital instruments and the holders of eligible liabilities have contributed, through conversion, write-down or by any other means, to the absorption of losses and the recapitalization by an amount equal to at least 8% of the total liabilities, including own funds of the institution under resolution, calculated at the time of the resolution action in accordance with the valuation conducted, and

  c)
  prior and final approval by the European Commission regarding the EU state aid framework for the use of the chosen tool has been granted.

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

The Greek Regulatory Framework

        The CRD IV framework, comprising CRD IV Directive (as transposed into Greek law by way of Greek Law 4261/2014, the "CRD Law") on access to the activity of credit institutions and the CRR on the prudential supervision of credit institutions and investment firms establishes the regulatory framework which governs the operation and supervision of credit institutions in the European Union.

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

  •
  In connection with certain operations or activities, notify or request the prior approval of the Bank of Greece/SSM, in each case in accordance with the applicable laws of Greece and the relevant acts, decisions and circulars of the Bank of Greece and the European regulatory framework; and

  •
  Permit the Bank of Greece to conduct audits and inspect books and records of the credit institution, in accordance with Greek law (including Greek Law 4261/2014) and certain Bank of Greece Governor's Acts;

        If a credit institution breaches any law or a regulation falling within the scope of the supervisory power attributed to the Bank of Greece, the Bank of Greece is empowered, among others, to:

  •
  Require the relevant bank to take appropriate measures to remedy the breach;

  •
  Impose fines (article 55A of the Articles of Association of the Bank of Greece, as ratified by Law 2832/2000 and as amended by Bank of Greece Governor Act No. 2602/2008), and provisions of Law 4261/2014;

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

The Hellenic Republic's Bank Support Plan

        As of the date of this Annual Report, the Bank is no longer benefitted from any support under the Hellenic Republic's Bank Support Plan, as at July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully redeemed and written off. Accordingly the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, therefore, the representation of the Hellenic Republic on the Bank's Board of Directors further to the provisions of The Hellenic Republic Bank Support Program has ceased as of July 22, 2016. Please also see Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity- Financings under the Hellenic Republic's Bank Support Plan—Pillar III Debt instruments issued by the Public Debt Management Agency".

        The Hellenic Republic's Bank Support Plan consisted of the following three pillars:

  •
  Pillar I: Up to EUR 5 billion in Capital Designed to Increase Tier 1 Ratios

    Under Pillar I, the capital took the form of non cumulative, non transferable, non voting redeemable preference shares with a 10% fixed return (the "preference shares"). The deadline for the participation of credit institutions in Pillar I expired on December 31, 2013.

    In the context of the Bank's recapitalization completed in December 2015, and as per the mandatory conversion in line with Cabinet Act 36/2.11.2015, Bank's preference shares previously owned by the Hellenic Republic, issued under the Pillar I capital facility of the Hellenic Republic's Bank Support Plan (Greek Law 3723/2008), converted into ordinary shares and automatically transferred to the HFSF. Accordingly, the previous shareholding of the Hellenic Republic in the Bank, pursuant to Pillar I of the Hellenic Republic's Bank Support Plan, no longer exists.

  •
  Pillar II: Up to EUR 85 billion in Hellenic Republic Guarantees

    Up to EUR 85 billion in Hellenic Republic guarantees were available under Pillar II in accordance with article 2 of Greek Law 3723/2008 as amended by article 19 of Greek Law 3965/2011.These guarantees were available to guarantee new borrowings (excluding interbank deposits) with a maturity of three months to three years. The deadline for the participation of credit institutions in Pillar II was extended until June 30, 2016 by virtue of decision G.D.O.P. 0001747 EX 2015 of the Minister of Finance (Government Gazette B' 2881/29.12.2015).

    These guarantees were available to credit institutions as long as they met minimum capital adequacy requirements, as well as criteria set forth in Decision No. 54201/B2884/2008 of the Minister of Finance, as currently in force. The terms under which guarantees were granted to financial institutions were included in Decision Nos. 2/5121/2009, 29850/B.1465/2010 and 5209/B.237/2012 of the Minister of Finance.

    As at July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully redeemed and written off.

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

    On August 6, 2013, September 16, 2013 and July 17, 2014 the Bank received from the Public Debt Management Agency, new three year zero coupon special Greek government bonds of EUR 787 million, EUR 60 million and EUR 1,262 million, respectively, collateralized with customer loans. These bonds could only be used as collateral for financing and therefore were reflected in off balance sheet items. On March 30, 2016, the Bank cancelled the aforementioned notes under Pillar III.

    Credit institutions who choose to participate in the Hellenic Republic's Bank Support Plan using either the capital or guarantee facility, including the Bank, must accept a government-appointed member on their board of directors as a state representative, pursuant to the provisions of Greek Law 3723/2008. Such representative will be in addition to the existing members of the board of directors and will have veto power on strategic decisions or decisions resulting in a significant change in the legal or financial position of the Bank and for which shareholder approval is required. The same veto power applies to corporate decisions relating to the dividend policy and the compensation of the Chairman, the Chief Executive Officer and the other members of the board of directors, as well as to the General Managers and their deputies. However, the government-appointed representative may only utilize his veto power following a decision of the Minister of Finance or if he considers that the relevant corporate decisions may jeopardize the interests of depositors or materially affect the solvency and effective operation of the credit institution. Moreover, the government-appointed representative must have full access to the bank's books, data and reports on restructuring and viability, plans for medium-term funding needs of the Bank and data related to the level of financing of the Greek economy.

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

    The notes issued under Pillar III were returned to the Public Debt Management Agency of the Hellenic Republic and have been cancelled on March 30, 2016 according to Ministerial Decision 562/2016 (Government Gazette 963/B/8.4.2016).

        For more information concerning the Bank's participation in the Hellenic Republic's Bank Support Plan under Pillars II and III, see Item 5.B," Liquidity and Capital Resources—Sources of Capital and Liquidity—Financings under the Hellenic Republic's Bank Support Plan".

The Hellenic Financial Stability Fund—The Greek Recapitalization Framework

Formation of the Hellenic Financial Stability Fund

        The HFSF was established by Greek Law 3864/2010, as a private law entity with capital funded by the Greek government out of the resources made available by the EU and the IMF to ensure adequate capitalization of the Greek banking system. Additionally, Greek Law 4389/2016 (article 188) prescribes HFSF as a subsidiary of Hellenic Corporation of Assets and Participations. It should be noted that Hellenic Corporation of Assets and Participations does not belong to the Greek public sector.

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

        Selection Panel:    The members of the General Council and the Executive Committee are appointed by a decision of the Minister of Finance but are selected pursuant to the process described by article 4A of the HFSF Law, as amended, by the Selection Committee. The Governor, the Deputy Governors, the members of the collective bodies, the advisors, as well as any other Bank of Greece staff, may not become members of the Executive Committee. Par. 7 of Article 4 of the HFSF Law, stipulates all the positions for which there is incompatibility with being a member of the General Council and also of the Executive Committee.

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

        HFSF may provide the credit institution with a letter by which it commits to participate in the share capital increase of such credit institution up to the amount of the capital shortfall, provided that the credit institution falls under the exemption of article 32, par. 3 (d) (cc) of internal article 2 of the BRR Law (Greek Law 4335/2015) (the "Precautionary Recapitalization").

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

  (a)
  either the implementation of the Mandatory Measures, when the European Commission as part of the approval of the restructuring plan has confirmed that the credit institution fulfills the conditions for precautionary recapitalization of indent (cc) of case (d) of paragraph 3 of article 32 of BRR Law;

  (b)
  or when the credit institution has been put under resolution and measures have been taken in accordance with article 2 of the BRR Law,

the relationship framework agreement between the HFSF and the relevant credit institution must have been duly executed before the provision of the capital support.

        Without prejudice to the aforementioned conditions and procedures, capital support is provided through the HFSF's participation in a share capital increase of the credit institution by issuance of ordinary shares with voting rights or contingent convertible bonds ('CoCos') or other convertible financial instruments that shall be subscribed for by the HFSF.

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

        When the HFSF provides the capital support through the Public Financial Stabilization Measures, the capital support shall be provided as follows:

  a)
  up to the amount necessary to cover incurred losses or losses likely to occur in the near future, in ordinary shares; and

  b)
  for the rest amount, that would correspond to precautionary recapitalization, 25% in ordinary shares and 75% in contingent convertible securities of article 1 of the present Cabinet Act.

        The Bank issued CoCos to the HFSF in an amount of EUR 2,029 million as part of its 2015 Recapitalization. The Bank repaid these CoCos in full on December 15, 2016.

Powers of the HFSF

        For shares acquired by the HFSF under the previous recapitalization framework, that is, before the share capital increase of 2015, where the minimum private sector participation condition had been met, the HFSF shall continue to exercise its voting rights with restrictions (i.e., the HFSF may exercise its voting rights only on matters relating to resolutions amending the bank's articles of association, including share capital increases or decreases or granting a relevant authorization to the Board of Directors, mergers, divisions, conversions, revivals, extensions of the term or dissolution of the company and transfers of assets, including sales of subsidiaries or any other matter requiring an increased majority, in accordance with Greek Company Law 2190/1920), unless it is concluded, following a decision of the members of the General Council of the HFSF, that the bank is in breach of material obligations which are included in or promote the implementation of the restructuring plan or which are described in the agreement entered into between the HFSF and the bank. Shares which the HFSF acquired as part of the Share Capital Increase completed in December 2015 have full voting rights.

        The HFSF is represented by one director to the board of directors of a bank having received capital from the HFSF according to the HFSF Law, as its representative. The HFSF has currently appointed one representative in the Bank's Board of Directors. Additionally, the HFSF appoints one observer to the Board (without voting rights), and both the representative and the observer participate in Board Committees (see below -Relationship Framework Agreement).

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

        Each of the Bank of Greece and European Central Bank, in their capacity as the competent authority for the supervision of credit institutions, and the HFSF will be authorized to exchange confidential information with one another to the fullest extent permitted by law. (see Item 3.D, "Risk Factors—Risks Relating to Our Recapitalization and Receipt of State Aid—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operation" and Item 4.B, "Business Overview—Relationship with the Hellenic Republic—Hellenic Republic as Shareholder" for further detail).

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

        Under the Relationship Framework Agreement, the Bank has the obligation to obtain the prior written consent of the HFSF for all material matters set forth within the agreement, including, among others, the Revised Restructuring Plan, including any amendment, extension or revision of the Plan, the Bank Group policy governing relations with connected borrowers and any amendment, extension, revision or deviation thereof, the Bank Group Risk and Capital strategy document(s) especially the risk appetite statements and risk governance and any amendment, extension, revision or deviation thereof, the Bank Group Investment/Divestment Policy regarding participations, real estate and loan portfolios and any amendment, extension, revision or deviation thereof, and other matters particularly prescribed within the Amended Relationship Framework Agreement as material materials requiring prior-written consent and according to the exceptions the Amended Relationship Framework Agreement prescribes.

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

  •
  The Bank shall provide to the HFSF the documents, as required, in order to ensure the effective monitoring of the implementation of the Restructuring Plan and the NPL management framework, to effectively allow the HFSF to perform its statutory role. In January 2017 the BRC Charter was revised, such that the Committee has a dual role, having specific competence over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating as the Bank's special Committee that deals with Non-Performing Loans in accordance with Art. 10 Par. 8 of Greek Law 3864/2010, as in force (see Item 6. C., "Board Practices—Board Committees—Board Risk Committee".

  •
  If the Bank has engaged, prior to the signing of the Relationship Framework Agreement, an external audit firm for more than five years, the Bank should replace the audit firm. The new engagement contracts should not exceed five years. The Bank's initial five year period expired following the 2016 financial year. In this context, the Board of Directors approved at the meeting held on January 18, 2017 PWC as the most appropriate audit firm for the audit of the

    Group for the year ending December 31, 2017, following the recommendation of the Audit Committee. The selection was based on the results of the tender process run by the Bank. The appointment of PwC will be approved by the 2017 Annual General Meeting of the NBG Shareholders.

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

  •
  Performance against the Revised Restructuring Plan as well as progress on key initiatives undertaken by the Bank (e.g. Divestments, Integrations, etc.) will be monitored as follows:

  i.
  Regular meetings between the Bank's management and the HFSF.

  ii.
  A formal monitoring review of performance against the Revised Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget (see above), will be conducted on a quarterly basis, in line with the Bank's results reporting cycle. For the purpose of the monitoring reviews, the Bank will provide the HFSF with a report on its financial and business performance against the Revised Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget (see above) quarterly targets, clearly highlighting performance to date against the currently applicable restructuring plan targets as well as against budget, key initiatives and expected impact for the next four quarters rolling and identifying any adverse deviations from the targets and associated corrective measures /initiatives, which must be approved by the HFSF.

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

        The Amended Relationship Framework Agreement shall remain in force for as long the HFSF holds shares or CoCos issued by the Bank, irrespective of its participation percentage. However, if its participation percentage falls below 15% of the Bank's share capital, only certain clauses of the Amended Relationship Framework Agreement shall remain in force, as particularly prescribed within the Relationship Framework Agreement.

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

        Subject to the provisions of Greek Law 3401/2005, as amended and in force the shares may be disposed either by the sale of the relevant shares to the public or to specific investor(s) or group of investors through: (a) open tender procedures or calls for expressions of interest to eligible investors; (b) market orders; (c) public offers of the shares for cash or in exchange of other securities; and (d) book building exercises.

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

Specific Information on the Warrants Issued by the HFSF

        According to article 7 par.4 of Law 3864/2010 and Article 3 of Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Exchange began on June 27, 2013.

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

        The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Exchange at least 10 days prior to each date of exercise of the warrants. The last exercise date (December 27, 2017) is the date of expiry of the warrants.

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

  •
  4% (400 basis points) for the fourth year from the issue date; and

  •
  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and is announced by the Bank on its website and in the Daily Bulletin of the Athens Exchange. The last exercise date (December 27, 2017) is the date of expiry of the warrants.

        After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

        After the end of the seventh exercise period (December 27, 2016), the outstanding warrants remaining in force were 245,745,661, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 134,819,987.

Reporting Requirements for Banks

        The reporting requirements for financial institutions are governed by the CRD IV framework. EU Implementing Regulation 680/2014, as in force, has established implementing technical standards with regard to supervisory reporting of institutions according to EU Regulation 575/2013 (CRR). Specifically, the said Regulation lays down uniform requirements in relation to supervisory reporting to competent authorities for the following areas.

  •
  own funds requirements and financial information;

  •
  losses stemming from lending collateralized by immovable property;

  •
  large exposures and other largest exposures ;

  •
  Leverage Ratio;

  •
  Liquidity coverage requirements and Net stable funding requirements;

  •
  Asset encumbrance;

  •
  Additional liquidity monitoring metrics.

        The Bank submits to the Bank of Greece / ECB (SSM) a full set of regulatory reports both at Bank and at Group level on a quarterly basis. Some of the above information is submitted on a monthly basis.

        In addition to the above reporting requirements, the SSM set up in 2014 a quarterly structured data collection process, the "Short Term Exercise (STE)", comprising reports regarding credit risk, profitability, concentration risk, market risk, liquidity risk, sovereign risk and banking book interest rate risk at Group level. This data collection process forms a part of SSM's broader SREP aiming, among other things, to assess the capital and liquidity needs of EU banks.

        ECB published Regulation 2015/534 on reporting of supervisory financial information. Regulation 2015/534 lays down the rules and procedures for the reporting of supervisory financial information by supervised entities to National Competent Authorities and the ECB. The Bank of Greece's Executive Committee Act No. 112/31.1.2017 determines the deadlines for the reporting requirements to the Bank of Greece, as defined in certain Articles of the abovementioned Regulation 2015/534. In February 2017, the ECB launched a public consultation on draft amendments to the ECB Regulation 2015/534 on reporting of supervisory financial information. The ECB is expected to publish the comments it received from market operators together with its replies.

        Finally, the Bank submits to the Bank of Greece on a regular basis a full set of regulatory reports with information (e.g. for capital structure related parties, internal control systems, AML/CFT, information technology systems, branches of the Bank etc.) both at Bank level and at Group level, according to the stipulations of the Bank of Greece Governor's Act 2651/2012, as in force. Further information concerning large credit exposures is submitted to the Bank of Greece as set out in Bank of Greece Governor's Act 2675/19.12.2016.

Hellenic Deposit and Investment Guarantee Fund

        By virtue of 2832/2000 the Greek deposit protection fund (the "Deposit" Guarantee Fund" or "DGF") was established. The DGF has been succeeded by the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF"), established by virtue of Greek Law 3746/2009, such law having been replaced by Greek Law 4370/2016 on "Deposit Cover Schemes and Deposit and Guarantee Fund", that implemented Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit cover schemes.

        According to Greek Law 4370/2016, as in force, the HDIGF is a private law legal entity, has its registered seat in Athens, is supervised by the Minister of Finance, is not a public organization or a state owned legal entity and does not belong to the Greek public sector.

        Greek Law 4370/2016, defines, among others, the scope and certain aspects of the operation of the HDIGF, the terms of participation of credit institutions as well as the process for determining and paying contributions to its Schemes. The HDIGF objectives are (1) to indemnify depositors of banks participating in the HDIGF who are unable to fulfill their obligations towards their depositors and to fund resolution measures of the banks through the deposits cover scheme (the "Deposit Cover Scheme") in accordance to article 104 of Greek Law 4335/2015 (BRR Law), (2) to indemnify investors—clients of banks, in relation to the provision of investment services from these banks in case the latter are unable to fulfill their obligations from the provision of covered investment services through the investments cover scheme (the "Investment Cover Scheme") and (3) to provide for the provision of financing to banks placed under the resolution measures through the resolution scheme (the "Resolution Scheme") in its role as Resolution Fund. All authorized banks in Greece, with certain exemptions, and the local branches of credit institutions which have been established in non-EU Member States and are not covered by a guarantee scheme equivalent to that of the HDIGF, are obliged to participate in the aforementioned schemes of the HDIGF. Greek branches of foreign credit institutions established in EU Member States may also become members of the investments cover scheme of HDIGF at their discretion.

        A credit institution shall not take deposits unless it is a member of the aforementioned Deposit Cover Scheme.

        The maximum coverage level for each depositor at a credit institution under Greek Law 4370/2016 is EUR 100,000, taking into account the aggregate deposits of each depositor with a bank minus any due and payable obligations on or before the date of unavailability towards the latter. This amount is paid in the currency of the State where the account is located, to each depositor as an indemnity irrespective of the number of accounts held in a credit institution, the currency, and the location where the deposit is held. In case of joint bank accounts, each depositor's share shall be taken into account for the purposes of the calculation of the maximum indemnification amount as a separate deposit and is entitled to cover up to the aforementioned limit with his or her other deposits, as analyzed above. In the absence of special provisions or in the event that the relative proportions of joint account holders in an account have not been specified, for the purposes of compensation, such an account shall be divided equally among the depositors. In case of so-called temporary high deposit balance—stemming from real estate transactions (e.g. sale of property) as well as from some specific life events (such as compensations due to divorce, retirement, etc.)—depositors will be entitled to coverage up to EUR 300,000. However, such coverage will be limited in time up to maximum three months after the determination by the competent authority or a judge that deposits are unavailable and after a relevant petition of the depositor towards HDIGF.

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

        The aforementioned framework and the above Act, as amended and in force, impose among others the following restrictions on bank transactions:

  •
  cash withdrawals are permitted up to the maximum amount of EUR 840 per two weeks per customer and credit institution,

  •
  transfer of funds outside Greece is prohibited, with certain exceptions, including where amounts are transferred from abroad following the entry into force of the Act by means of crediting an account held with a credit institution operating in Greece and are resent abroad, funds transferred by companies importing goods where there are particular limits applying and approval procedures that need to be followed, transfer of up to EUR 1,000 per month per person (Customer ID) and cumulatively up to a monthly threshold that the Banking Transactions Approval Committee assigns to each bank,

  •
  opening of new bank accounts (current or deposit accounts), addition of new joint holders to existing accounts is prohibited where a new Customer ID is thus created with certain exceptions, principally, the opening of certain categories of accounts is permitted, e.g. payroll payments to personnel, payment of new pensions, as well as pensions of non-residents and welfare benefits, for legal entities, as well as one person business and freelancers, that do not own an account for the service of their activities in any credit institution operating in Greece, deposit of cash as collateral in relation to letters of guarantee, account openings where amounts of at least EUR 10,000 or its equivalent in any in foreign currency are credited from abroad, account openings for particular customer categories like new students upon conditions etc. These restrictions on opening of a new bank account where a new Customer ID was created was further clarified, allowing legal entities with double entry bookkeeping to open bank accounts (current or deposit accounts) by means of creating a new Customer ID, irrespective of whether they already hold another bank account.

  Pursuant to a GDOP Decision No. 0001080 dated July 21, 2016 and published in Government Gazette No. 2282 of July 22, 2016, early repayment of a loan, in part or in full, is allowed.

  •
  the early termination, in full or in part, of fixed term deposits is permitted following the amendment on March 15, 2016 of the relevant article 1, par. 9 of the Act,

  •
  transfer of custody of financial instruments of Article 5 of Greek Law 3606/2007 (MiFID) abroad is prohibited, except for the transfer of financial instruments to a custodian abroad for the purpose of clearing and settlement of transactions on such financial instruments,

  •
  transactions for the payment of medical and tuition fees abroad are allowed according to certain prerequisites,

  •
  cash withdrawal from a bank account up to a maximum amount of EUR 2,000, or its equivalent in foreign currency, is permitted under certain conditions for a person accompanying a patient admitted to hospitalization abroad,

  •
  transfer of the maximum amount of EUR 5,000 or the same amount in foreign currency, per calendar quarter, in total, is allowed for accommodation and living expenses of students studying abroad or participating in student exchange programs, whereas the transfer of a maximum amount of EUR 8,000 is permitted if such amount is directly credited to the account of a student residence or a student house lessor,

  •
  certain provisions refer to the capability of shipping companies to perform cash withdrawals up to the amount of EUR 50,000 daily, from the amounts that have been transferred following the entry into force of the Act from abroad by crediting accounts held with a credit institution operating in Greece,

  •
  cash withdrawal up to 100% in total is permitted concerning cash deposited to bank accounts of either natural or legal persons after the July 22, 2016, in compliance with AML/CFT framework,

  •
  capital transfer outside Greece by an institution is permitted, for the purpose of purchasing foreign financial instruments, as defined in article 5 of Greek Law 3606/2007, as in force, provided that the beneficiary's account from which the transfer is made, or the clients' account held by the investment services firm at the Institution from which the transfer is made on behalf of the beneficiary, has been credited after the beginning of the bank holiday (i.e. after June 28, 2015) with funds arising from remittance from abroad,

  •
  cash withdrawal up to a total of 30% is permitted from money that, following the July 22, 2016, are transferred from abroad by means of credit transfer to existing accounts held with a credit institution operating in Greece under a procedure to be further determined by the Committee for the Approval of Banking Transactions;

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

        Transactions in financial instruments traded on Greek regulated markets as well as transactions on Greek law instruments that are not traded are free from any further restrictions than the ones described above.

        In addition, the proceeds from the clearing and settlement of transactions on financial instruments, as well as the amount of the cash distributions from the issuers to the beneficiaries of Greek law instruments, can be credited to a bank account up to the end beneficiary, even outside the Greek banking system, on the condition that the clearing and settlement of transactions of the relevant investment account was made through such account before the commencement of the bank holiday period (i.e. before June 28, 2015).

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

        The Monitoring Trustees are respected international auditing or consulting firms approved by the European Commission on the basis of their competence, their independence from the banks and the absence of any potential conflict of interest. In each credit institution under restructuring, the Monitoring Trustees work on behalf and under the direction of the European Commission, within the terms of reference agreed with the European Committee ("EC"), ECB and IMF staff.

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

        A new payment services directive 2015/2366 (the "PSD 2") incorporated and repealed the PSD. The PSD 2 entered into force on January 12, 2016 and the PSD is repealed with effect from January 13, 2018. By January 13, 2018, Member States shall adopt, publish and apply the measures necessary to comply with this revised directive. The European Council has also adopted Regulation 2015/751 on interchange fees for card-based payment transactions.

Payment accounts

        Directive 2014/92/EU provides for the comparability of fees related to payment accounts, payment account switching and access to payment accounts with basic features. This Directive was transposed into Greek legislation with Greek Law 4465/2017 (published in Government Gazette 47/A/4.4.2017).

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

Settlement of Amounts Due by Indebted Individuals

        On August 3, 2010, Greek Law 3869/2010 (see also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral") was put in force with respect to the "settlement of amounts due by indebted individuals" and was modified mainly by Greek Laws 3996/2011, 4019/2011, 4161/2013, 4336/2015, 4346/2015 and 4366/2016. The law allows the settlement of amounts due by individuals evidencing permanent and general inability to repay their debts, by submitting an application for a three-year settlement of their debts and writing off the remainder of their debts, in accordance with the terms of the settlement agreed. All individuals, consumers and professionals are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law. Applicants having submitted applications prior to Greek Law 4336/2015 but not yet been heard or settled may reapply in order to benefit from the provisions of Greek Law 4336/2015.

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

Management of non-accruing loans and loans in arrears

        Pursuant to article 72 of Greek Law 4389/2016 a governmental council for private debt management (the "Council") has been created, whose objective is, among others:

  (i)
  to form and disclose the strategy and policies for the organization of an integrated mechanism for the effective administration of private debt, as well as to form and review an action plan with binding timetables for the implementation of the abovementioned strategy,

  (ii)
  to identify weaknesses and propose amendments to the existing legal framework, both in terms of substance and procedure to enhance the effectiveness of private debt resolution issues, including the acceleration of the procedures relating to delayed loan repayment and the improvement of the legal framework governing the real estate market;

  (iii)
  to define actions of public awareness for the purpose of directly and efficiently informing and supporting citizens and other interested parties with respect to taking decisions on the above matters;

  (iv)
  to create a network for the provision of free consultancy services to individuals and legal entities on debt management and for planning of financial management awareness for households and SMEs;

  (v)
  to set any timetables required for the implementation of a strategic plan for the efficient management of private debt and monitor whether such timetables are respected;

        Moreover, Greek Law 4389/2016 (article 78) provides for a specialized secretariat for private debt management responsible for a) supporting the governmental council's for private debt management work, b) organizing and forming the policy for the provision of information and support to citizens interested in taking loans and to borrowers, as well as the financial education of households and small-medium enterprises, and c) business coordinating of the Steering Committee. Furthermore, the Greek Law 4389/2016 (article 81) also provides for 30 Borrowers' Service Centers, as regional offices of the specialized secretariat for private debt management, responsible for informing and supporting natural and legal persons (households and small-medium enterprises) and providing financial, legal and consulting services regarding taking up loans, management of debts and in general financial management issues.

        Additionally, Greek Law 4224/2013 provides for the establishment, by virtue of a decision of the Bank of Greece, of a Code of Conduct for non-performing loans.

        Greek Law 4224/2013, in conjunction with ministerial decision No. 5921/2015, provides that the consumer ombudsman will act extra judicially as mediator solely for the amicable settlement of the dispute between lenders and borrowers for the purpose of settling non- accruing loans within the framework of the Code of Conduct for the management of non- accruing loans.

        In the implementation of the above the Bank of Greece has published new regulatory framework concerning the management of loans in arrears and non-accruing loans and specifically:

  •
  Executive Committee Act No.42/30.5.2014 "Supervisory framework for the management of loans in arrears and non-accruing loans" as amended by Executive Committee Act No.47/9.2.2015 and Executive Committee Act No.102/30.8.2016,

  •
  Credit and Insurance Committee Decision 116/1/25.8.2014 of Bank of Greece "Introduction of a Code of Conduct under Greek Law 4224/2013", as originally amended by Credit and Insurance Committee Decision No. 129/2/16.2.2015 and further amended by Credit and Insurance Committee Decision No. 148/1/05.10.2015 and as revised by Credit and Insurance Committee Decision No. 195/1/29.7.2016.

        Executive Committee Act No.42/30.5.2014, as in force, lays down a special framework of requirements for credit institutions' management of past due and non-accruing loans, in the framework of the provisions of Law 4261/2014, EU Regulation 575/2013 and the relevant Bank of Greece decisions. This framework imposes, among others, the following obligations on credit institutions:

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

  a)
  all credit institutions authorized by the Bank of Greece, on a solo and a consolidated basis; and

  b)
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

        Code of Conduct under Greek Law 4224/2013, as revised by virtue of No.195/1/29.7.2016 decision of the Credit and Insurance Committee of the Bank of Greece, lays down general principles of conduct and introduces provisions in relation to the procedures for risk assessment, valuation of the repayment ability, binding rules of conduct for the institutions with precise timelines, including the establishment of detailed and documented arrears resolution procedure and appeals review procedure, and terms of communication between institutions and borrowers. Furthermore, it introduces best practices, aimed to strengthen the climate of confidence, ensure engagement and information exchange between borrowers and lending institutions, so that each party can weigh the benefits or consequences of alternative forbearance or resolution and closure solutions for loans in arrears for which the loan agreement has not been terminated, with the ultimate goal of working out the most appropriate solution for the case in question.

        The Code of Conduct requires, inter alia, detailed written policies and procedures for loans in arrears, a detailed record with categorization of loans and borrowers, standardization of the content of communications, compliance with the guidelines of the Code of Conduct as to the manner, timing and confidentiality of communications and specific requirements as to the procedures for loans in arrears, the procedures for the assessment of objections and the handling of "non-cooperating" borrowers. Each institution bound by the Code of Conduct must be in a position to evidence to the Bank of Greece its compliance with the requirements of the Code of Conduct.

        The provisions of this Code shall apply to all supervised institutions that extend credit in Greece, including branches of foreign credit institutions and the financial institutions.

        In dealing with cases of borrowers in arrears or pre arrears, every institution shall apply an Arrears Resolution Procedure (the "ARP") involving the following steps:

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

New framework for the management and transfer of claims

        Articles 1-3A of Greek Law 4354/2015, as amended by Greek Laws 4380/2016 and 4393/2016, as well as Executive Committee Act 82/8.3.2016, as replaced by Executive Committee Act 95/27.5.2016 establish the framework for the management and transfer of claims from loans that can include non -accruing loans and set the requirements for the operation of loan management companies and loan transfer companies. Certain loan categories have been temporarily excluded from the scope of the permitted sale and transfer until December 31, 2017; in particular such exclusion includes loan agreements with mortgage or prenotation of mortgage on first residence of an objective value of up to EUR 140,000.

        The management of claims from loans and credit granted by credit or financial institutions shall be undertaken, exclusively by Societe Anonymes having their registered offices:

  a)
  in Greece or

  b)
  in another EEA Member-State, which have established a branch in Greece and have the aforementioned business activities in their scope.

        Bank of Greece is the competent authority for the issuance of the respective license for such companies.

        Furthermore, the aforementioned companies, following a relevant authorization by Bank of Greece, may grant loans or credit to debtors whose loans and/or credit have been managed by them, aiming exclusively at the refinancing of the debtors' loans or the restructuring of the debtor-business on the basis of a restructuring plan agreed between the parties and under the consent of the claims' owner.

        In relation to the agreements for the assignment of claims' management from non-accruing loans, Greek Law 4354/2015 lays down that Non-accruing Loans Management Companies may undertake the management of claims from loans and/or credit, which have been granted or are granted by credit or financial institutions. Said management companies are entitled to initiate any legal proceedings and to proceed with any other judicial measures for the collection of claims.

        The transfer of claims from credits and loans granted by credit or financial institutions can take place only through sale, under relevant written agreement, in accordance with the provisions in Article 3 of Greek Law 4354/2015, as in force, and only to:

  a)
  limited liability companies that according to their Articles of Association are allowed to engage in acquiring claims from loans and credits and they have their registered office in Greece and are also registered in General Commercial Registry ("GEMI"),

  b)
  Companies that are seated in the EEA and according to their Articles of Association are allowed to engage in in acquiring claims from loans and credits and subject to the provisions of the European Union legislation;

  c)
  in companies that are seated in third countries, and according to their Articles of Association are allowed to engage in in acquiring claims from loans and credits, subject to the provisions of the European Union legislation and have the discretion to be located in Greece through a branch under certain conditions.

        Necessary condition in order for the claims of the credit or financial institutions from non-performing loans to be offered for sale, is the extrajudicial invitation of the borrower and the guarantor, within twelve (12) months prior to the offer, to arrange its obligations on the basis of a written offer for an appropriate arrangement with specific payment terms according also to the provision of the Code of Conduct (Greek Law 4224/2013). Disputed or adjudicated claims as well as claims against non-cooperative, are excluded from the abovementioned condition.

Settlement of business debts

        Greek Law 4307/2014, as amended by Greek Laws 4374/2016, 4380/2016 (art. 2), as well as 4403/2016 (art. 56) and in force, among others, provides for urgent interim measures for the relief of private debt, especially debt of viable small businesses and professionals towards financial institutions (namely credit institutions, leasing and factoring companies, provided they are under the supervision of the Bank of Greece), the Hellenic Republic and Social Security Institutions, as well as for emergency procedures for the reorganization or liquidation of operating indebted but viable businesses, provided that the aforementioned persons are considered as "eligible debtors" under the relevant provisions, namely, they have submitted the relevant application at the latest by September 30, 2016 and cumulatively meet the following criteria:

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

        Those eligible for the facilitation program are individuals whose total household income at the time of submission of the application has fallen by at least 20% since 2009.The provisions of Greek Law 4161/2013 set forth additional eligibility criteria relating, among others, to the value of the debtor's primary residence over which the bank has collateral and total immovable property, as well as to the total annual household income. Debtors who benefit from the facilitation program are subject to an ongoing duty of disclosure of their financial status, and failure to comply with that duty results in the debtor's removal from the scheme. Moreover, the facilitation program is granted only once and for a maximum grace period of 48 months. After the grace period, the facilitation program is automatically terminated and the debtor, if not otherwise agreed, fulfills his contractual obligations as agreed prior to the facilitation program and the duration for performing the contract is prolonged for a period equal to the grace period.

        Credit institutions in Greece cannot terminate the contracts of individuals who have joined the facilitation program and must refrain from pursuing any enforcement proceedings against the debtor and its guarantor.

        The original deadline for submission of applications for participation in the facilitation program was January 16, 2014, which was extended for three months, according to Ministerial Decision Z1-32/2014.

        As at April 30, 2017, the Bank's loans under this program had outstanding balance of EUR 13 million.

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

        Presidential Decree No. 10/2017 approved the Consumer Code of Ethics, which was adopted upon suggestion-proposal of the Hellenic Consumer Ombudsman and the relevant decision of the Greek National Consumer and Market Council. The objective of the Code is to establish principles that should govern transactions and relationships between suppliers and consumers and their associations. The general principles introduced by the Code are without prejudice to the specific provisions of the relevant legislation in force regulating each market sector, and are specified and supplemented by the decisions of the relevant regulatory and supervisory authorities and any special Codes of Conduct currently applicable by sector of business activity and group of suppliers.

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

        Within the scope of combating tax evasion the Directive (EU) 2016/2258 provides for the access of Tax Authorities to the mechanisms, procedures, documents and information applied and held by the Bank for AML/CFT purposes. For this purpose record keeping obligations of the Bank may be extended for a further 5 year time period upon ML/TF investigations. The new Directives' transportation deadline is the December 31, 2017. The measures shall apply from January 1, 2018.

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

        Directive (EU) 2015/849 (required to be transposed into national law on or before June 26, 2017) on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing, amending Regulation (EU) No 648/2012 and repealing Directive 2005/60/EC and Directive 2006/70/EC, as well as Regulation 847/2015 (which will come in to force on June 26, 2017) on information accompanying transfers of funds, repealing Regulation (EC) No 1781/2006, are intended to strengthen EU rules against money laundering and ensure consistency with the approach followed at international level. The Regulation deals more specifically with information accompanying transfers of funds. The texts implement recommendations by the FATF, which is considered a global reference for rules against money laundering and terrorist financing. On some issues, the new EU rules expand on the FATF's requirements and provide additional safeguards.

        Moreover, the European Commission issued Regulation (EU) 2016/1675 supplementing Directive (EU) 2015/849 by identifying high-risk third countries with strategic deficiencies in their national anti-money-laundering and terrorism-financing frameworks. It should be noted that the establishment of the first common EU list of non-cooperative jurisdictions is expected before the end of 2017.

        Lastly a new Directive (EU) 2017/541 on combating terrorism was published on March 31, 2017 with minimum provisions concerning: (a) the definition of terrorist offences and offences related to a terrorist group and terrorist activities (b) liabilities and sanctions for legal persons on terrorist related activities and (c) the protection, support and rights of victims of terrorism. The new Directives' transportation deadline is the September 8, 2018.

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

        As discussed above in Item 4., "Information on the Company—Reporting Requirements for Banks—Equity Participation—Equity Participation by Banks in other Companies", the HCMC and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies according to Greek Law 3556/2007, as in force, the implementing HCMC decisions and the ATHEX Regulation. In line with these laws and regulations, these notifications must be made by shareholders who acquire or dispose of shares in the Bank and hold a percentage of voting right that reaches, crosses of falls below the thresholds of 5%, 10%, 15%, 20% 25%, 1/3, 50% and 2/3. Moreover, these notifications must also be made by shareholders who hold a percentage of voting rights higher than 10%, in all cases where a change in the percentage of the voting rights they hold occurs, which is equal to or higher than 3% of the Bank's aggregate voting rights Further analysis of the above notification obligation and the relevant notification procedure can be viewed on the Bank's website: www.nbg.gr (section: The Group / Corporate Governance/ Shareholder Structure / Notification Requirements under Greek Law 3556/2007).

Constraints on the Use of Capital

        There are no constraints on the use of capital that have or may have a significant impact, directly or indirectly, on the Group's activities, except for constraints discussed above in See Item 4.B, "Business Overview—Reporting Requirements for Banks—Capital Controls applying to banks operating in Greece", including prohibition of acquiring own shares for the whole period the Bank is participating in the Amended Relationship Framework Agreement signed with HFSF, following the Bank's recapitalization pursuant to the HFSF Law (see "—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework") and the obligations towards the Monitoring Trustee and the Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. Additionally, pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD IV), beyond the Maximum Distributable Amount, as described under Item 8.A, "Consolidated Statements and other Financial Information—Policy on Dividend Distributions".

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

        European Directive 2014/17 on credit agreements for consumers relating to residential immovable property lays down a common framework for certain aspects of the laws, regulations and administrative provisions of the EU Member States concerning agreements covering credit for consumers secured by a mortgage or otherwise relating to residential immovable property, including an obligation to carry out a creditworthiness assessment before granting a credit, as a basis for the development of effective underwriting standards in relation to residential immovable property in the EU Member States, and for certain prudential and supervisory requirements, including for the establishment and supervision of credit intermediaries, appointed representatives and non-credit institutions. As prescribed by the Directive, Member States would have to adopt and publish, by March 21, 2016 the laws, regulations and administrative provisions necessary to comply with this Directive and the provisions of this directive shall not apply to credit agreements existing before March 21, 2016. In Greece, the aforementioned

Directive has been transposed into Greek legislation by virtue of Greek Law 4438/2016 (published in Government Gazette 220/A/28.11.2016). The main provisions of Greek Law 4438/2016, include among others, consumer information requirements, principle based rules and standards for the performance of services (e.g. conduct of business obligations, competence and knowledge requirements for staff), a consumer creditworthiness assessment obligation, provisions on early repayment, provisions on foreign currency loans, provisions on tying practices, some high-level principles and a passport for credit intermediaries who meet the admission requirements in their home Member State.

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

        Moreover, enforcement of collateral has been affected by Greek Law 3869/2010 (See "Item 4.B, Business Overview—Reporting Requirements for Banks—Settlement of Amounts Due by Indebted Individuals"), as in force, regarding restructuring of individuals' debt through a court application. In August 2015 Greek Law 4336/2015, amended the Greek Law 3869/2010 and included in the settlement, debts to public sector, such as tax authorities, municipalities and social security organizations. As at December 31, 2016 and December 31, 2015, 81,832 and 71,960 customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 3,747 million and EUR 3,411 million respectively. So far 28% were rejected and 72% were accepted. Greek Law 3869/2010 was further amended by Greek Laws 4346/2015 and 4366/2016, referring among others to the necessary criteria for the protection of primary residence (e.g. cooperative borrower, income and residential property value thresholds) and to the possibility of partial state subsidy for three years for vulnerable borrowers under certain conditions.

Extrajudicial Settlement of Debts of Greek merchants and Greek Corporations

        Pursuant to Greek Law 4469/2017, merchants and legal entities that pursue business activity and are Greek tax residents can apply so that their debts are subject to the extrajudicial settlement mechanism provided for by the abovementioned law, provided the following conditions are cumulatively met:

  (a)
  the claims of the relevant debtor as at December 31, 2016 against a Greek credit institution or another financial institution under the supervision of the Bank of Greece or the SSM are over 90 days overdue or have a debt that has been the subject of a settlement after the July 1, 2016 or have overdue claims against the Greek tax authorities and/ or Greek social security organizations or other Greek law public entities or local authorities, or checks issued by it have been bounced due to insufficient balance or payment orders or court decisions have been issued against it for overdue debts;

  (b)
  the total amount of debts subject to the extrajudicial settlement is higher than EUR 20,000;

  (c)
  certain financial eligibility criteria (that refers to pre / after tax results and shareholders' equity) are met;

  (d)
  the applicant has not sought to be subject to the process of Greek Law 4307/2014, has not applied to be declared bankrupt or subject to any other pre-bankruptcy or liquidation proceedings and has not stopped the operation of its business; and

  (e)
  the applicant has not been sentenced for certain financial crimes.

        Claims raised after December 31, 2016 are not included in the scope of this settlement.

        Relevant applications may be submitted by December 31, 2018. Such application does not constitute due grounds to terminate ongoing agreements.

        The notification of an extract of a duly submitted application to the creditors that are covered by the relevant application suspends the process of the Code of Conduct. Moreover, the relevant invitation to initiate relevant negotiations to reach the debt restructuring arrangement suspends any collective or individual enforcement means for any claim that is included in the above mentioned application until the issuance by the competent court a decision regarding the ratification of the debt restructuring arrangement. Among others, the application or granting of any interim measure is suspended as well, unless the latter purports to maintain certain assets the removal of which will materially harm the business of the debtor. The above suspension is set by law at 70 days but may be extended up to 4 months following the application of the debtor and ensuring consensus of the majority of the participating borrowers.

        In order for the debt restructuring proposal to be accepted the consensus of the debtor and of the 3/5 of the participating creditors, where at least the 2/5 of the creditors with a special privilege are included, must be reached.

        The content of such agreement must respect the No Creditor Worse Off Principle and may apply a certain haircut to claims of Greek tax authorities and Greek social security organizations.

        Upon submission of the relevant agreement to be ratified by the competent court, a suspension on any collective or individual enforcement means for any claim that is included in the above mentioned agreement is imposed by operation of law.

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

EU Financial Transactions Tax

        On February 14, 2013 the European Commission published a legislative proposal on a new FTT, to be adopted in certain participating member states, including Greece. If adopted, the FTT could apply to certain dealings in the ordinary shares as well as to persons both within and outside the participating member states. The FTT proposal remains subject to negotiation between participating member states and may therefore be altered prior to any implementation, the timing of which remains unclear.

Taxation of Common Shares—Greek Taxation

Taxation of Dividends

        Dividends deriving from the shares of the Bank will as a rule be subject to a 15% withholding tax. However, insofar as Greek law is concerned, the 15% withholding tax:

  a.
  Will not be applicable to individuals who are not tax resident in Greece, as well as to legal entities which are not tax resident in Greece and do not hold the shares through a permanent establishment in Greece, if between Greece and their jurisdiction of tax residency there has been concluded a double taxation avoidance treaty whereby dividends may not subjected to income tax in Greece (or may be subjected to a reduced rate only) provided that they file the documentation required by Greek Tax Authorities. Please note that dividends received by individuals will still be subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%.

  b.
  Exhausts the income tax liability of individuals, wherever they may be tax resident, as well as of legal entities which are not tax resident and do not have a permanent establishment in Greece. Please not that dividends received by individuals will still be subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%.Is treated essentially as an advance over income tax of legal entities which are tax resident in Greece or which are not tax resident in Greece, but hold the shares through a permanent establishment in Greece. This means that the amount withheld will be credited against the income tax payable for that fiscal year.

Taxation of Capital Gains from the Sale of Listed shares

  Legal entities

        Legal entities which are tax resident in Greece or which sell the listed shares through a permanent establishment in Greece.

        The gains or losses realized through the sale of shares by a legal entity shareholder which is a Greek tax resident or which sells the shares through a permanent establishment in Greece will be included in the calculation of its taxable income. The income tax rate for legal entities is 29%.

        Legal entities which are not tax resident in Greece and do not sell the shares through a permanent establishment in Greece.

        Where the legal entity is not a Greek tax resident and has not sold the listed shares through a permanent establishment in Greece, gains or losses are not subject to Greek income tax.

  Individuals

        Capital gains realized by individuals through the sale of listed shares will be exempted from income tax if:

  a.
  said individuals hold less than 0.5% of the total share capital of the Bank, or

  b.
  said individuals acquired their shares before January 1, 2009, or

  c.
  said individuals are non-Greek tax residents, are tax residents of a jurisdiction which the Hellenic Republic has entered into a double taxation treaty with and provided their depositary or the Greek tax authorities, as appropriate, with their tax residency certificate.

        Otherwise, capital gains of individuals from the sale of the shares are subject to income tax at a rate of 15%.

        In both cases, i.e., whether capital gains are subject to income tax or are exempted on the basis of one of the above grounds, capital gains of individuals will be subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%.

Transaction Tax on Sales of Listed Shares on the ATHEX

        Any sale of shares will be subject to a transaction tax imposed on sales of shares listed on the ATHEX at a rate of 0.2% on the share transfer price. This tax is borne by the seller, whether the seller is a natural or legal person, regardless of tax residency, and irrespective of any tax exemptions applicable. This tax is also applicable to over-the-counter sales.

Stamp Duty

        The transfer of the shares as well as the payment of dividends is exempt from stamp duty in Greece. The same applies for the lending of shares.

Inheritance or Succession Taxes

        Inheritance or succession taxes are payable in Greece on shares of companies having their registered seat in Greece on a progressive system with tax rates ranging from 0% to 40%, depending on the degree of the relationship between the deceased and the beneficiary and the value of the estate being inherited. The above are subject to any double taxation avoidance treaties available.

Gift Tax (Donation Taxes)

        The above apply, mutatis mutandis, to donations, in which case the recipient of the donation is liable for the payment of the tax.

Taxation on Over the Counter Share Lending Transactions

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

  •
  The definition of "dividend" includes any income distributed by any kind of entity. The term also includes any right to participate in the profits of an entity that does not constitute a debt claim. The withholding tax imposed on dividend distribution amounts to 15%. See Item 4.B, "—Business Overview—Regulation and Supervision of Banks in Greece—EU Regulation Proposals—Taxation of Common Shares—Greek Taxation—Taxation of Dividends".

  •
  Greek Law 4446/2016 amended of the I.T.C. (a. 27), retroactively, as from January 1, 2014, to provide that losses incurred abroad from the activities of a Greek permanent establishment (PE), generally may not be offset against domestic-source profits. However, the losses may be offset if they arise from business activities of a PE, carried out in an EU/EEA member state that has concluded a tax treaty with Greece that does not contain a provision for a foreign branch income exemption. Above amendment confirms the content of old Circular POL 1088/2016, which provides that losses incurred abroad generally may not be offset against income taxed in Greece. The relevant circular POL 1200/2016, recently issued, also clarifies that in order to prevent the double deduction, utilization possibilities for losses arising from a PE abroad first must be exhausted in the country of the PE, before determining whether any such losses could be potentially set off or utilized in Greece. If the taxpayer can show by any acceptable means that PE losses are permanent (e.g. due to the cessation of the branch operations), these losses can be used (at the time they became permanent) in calculating the company's Greek taxable profits. The main rule that foreign losses arising from a PE abroad should be monitored separately per country (for EU/EEA countries) still applies. Finally, companies now are able to offset any foreign-source losses from business activities not related to a foreign PE (e.g. losses arising on the sale of shares or bonds issued by a foreign company may be deducted from the company's business profits in Greece). The main rule that tax losses may be carried forward for five consecutive years remains unchanged. Considering the retroactive nature of the new rules, potentially affected companies should assess whether foreign-source losses that had been tax adjusted for fiscal years 2014 and 2015 can be deducted for income tax purposes under the current framework, and if so, should consider filing an amended tax return.

  •
  The ITC specifies the following treatment in the case of undistributed or non capitalized reserves of legal persons reflected in the last balance sheet dated before January 1, 2014 and deriving from non taxable profits in the year in which they are made, due to the exemption granted by Greek Law 2238/1994 or circulars or decisions issued upon authorization:

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

  (iv)
  The option to maintain special tax free reserve accounts is abolished as at January 1, 2015, except for the tax reserves created according to article 28 par. 3g of Greek Law 2238/1994, to investment incentives or development incentives laws, or other specific law provisions.

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

  •
  Any difference (loss), due to credit risk arising to creditors supervised by the Bank of Greece by writing off their debtors' debts or from the sale of the granted loans or credits under the same law, is deductible from the gross revenues in twenty equal installments starting from period of the write off.

The Foreign Account Tax Compliance Act ("FATCA")- CbCR

        On January 19, 2017 the Ministry of Finance published a press release communicating the signing of an intergovernmental agreement to improve international tax compliance with respect to provisions of U.S. law commonly known as the U.S. Foreign Account Tax Compliance Act (or "FATCA") and a related memorandum between Greece and the United States. The Ministry notes that this agreement, which should be considered together with the OECD's country-by-country reporting ("CbCR") initiative and the electronic crossover system of bank transactions and tax returns of the Public Revenue Authority, is a powerful tool of the Greek tax authorities against tax evasion and the detection of undeclared income. See also Item 10.E, "U.S. Federal Income Taxation".

        The Ministry of Finance encourages Greek citizens having undeclared income abroad to take advantage of the new voluntary disclosure of undeclared income program. On January 20, 2017, an amendment to Greek Law 4446/2016 was adopted by the parliament. The amendment extends the deadline for the filing of a tax return within the framework of the voluntary disclosure of undeclared income program for taxpayers for whom a temporary corrective tax/penalties assessment has been issued. The new deadline is February 7, 2017 (previously, January 22, 2017).

Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        Following completion of the recapitalization in December 2015, the HFSF owns 40.4% of the Bank's common share capital. Also, various domestic pension funds owned in total 0.2% of the Bank's common share capital, and other domestic public sector related legal entities and the Church of Greece owned in total 0.1% of the Bank's common share capital. See Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic's Economic Crisis—Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis have had and will continue to have an adverse impact on our business, results of operations and financial condition—Risks Relating to our Recapitalization and Receipt of State Aid", "—Risks Relating to Our Recapitalization and Receipt of State Aid—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operations" and Item 7.A, "Major Shareholders".

        However, as the Bank no longer benefits from any support under the Hellenic Republic's Bank Support Plan, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and the representation of the Hellenic Republic on the Bank's Board of Directors has been ceased.

        For more information on the Hellenic Republic's Bank Support Plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        For powers vested in the HFSF as it participates our Bank, please also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2016, 11.2% of the Bank's outstanding loans were to the Hellenic Republic and state-related entities, and 5.7% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Bank's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see Item 4.B "Business Overview—Regulation and Supervision of Banks in Greece".

C.  Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2016.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	100.00%	—	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Probank Leasing S.A.	Greece	84.52%	0.19%	84.71%
Titlos Plc.(1)	UK	—	—	—
SINEPIA Designated Activity Company(1)	Ireland	—	—	—
Retail Banking
Spiti Plc.(1)(2)	UK	—	—	—
Autokinito Plc.(1)(2)	UK	—	—	—
Agorazo Plc.(1)(2)	UK	—	—	—
International
The South African Bank of Athens Ltd(5)	South Africa	65.71%	34.10%	99.81%
National Bank of Greece (Cyprus) Ltd	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd(2)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
United Bulgarian Bank A.D.—Sofia (UBB)(5)	Bulgaria	99.91%	—	99.91%
UBB Asset Management Inc.(5)	Bulgaria	—	99.92%	99.92%
UBB Insurance Broker A.D.(5)	Bulgaria	—	99.93%	99.93%
UBB Factoring E.O.O.D.(5)	Bulgaria	—	99.91%	99.91%
Interlease E.A.D., Sofia(5)	Bulgaria	100.00%	—	100.00%
Interlease Auto E.A.D.(5)	Bulgaria	—	100.00%	100.00%
Hotel Perun—Bansko E.O.O.D.(5)	Bulgaria	—	100.00%	100.00%
Bankteco E.O.O.D.	Bulgaria	100.00%	—	100.00%
Banca Romaneasca S.A.	Romania	99.28%	—	99.28%
NBG Leasing IFN S.A.	Romania	6.43%	92.90%	99.33%
Vojvodjanska Banka a.d. Novi Sad	Serbia	100.00%	—	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	100.00%	—	100.00%
NBG Services d.o.o. Belgrade	Serbia	—	100.00%	100.00%
Banca NBG Albania Sh.a.	Albania	100.00%	—	100.00%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Global Markets & Asset Management
National Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	98.10%	1.90%	100.00%
Probank M.F.M.C.	Greece	95.00%	5.00%	100.00%
Profinance S.A.(2)	Greece	99.90%	0.10%	100.00%
NBG Greek Fund Ltd	Cyprus	100.00%	—	100.00%
NBG Finance Plc.	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc.	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc.	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd	UK	—	100.00%	100.00%
NBG Funding Ltd(4)	UK	100.00%	—	100.00%
NBGI Private Equity S.A.S.	France	—	100.00%	100.00%
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
Insurance
NBG Bancassurance S.A.	Greece	100.00%	—	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	100.00%	—	100.00%
National Insurance Brokers S.A.(3)	Greece	—	95.00%	95.00%
NBG Insurance Brokers S.A.	Greece	99.90%	0.08%	99.98%
Audatex Hellas S.A.(2)	Greece	—	70.00%	70.00%
FB Insurance Agency Inc(2)	Greece	99.00%	—	99.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	—	100.00%	100.00%
National Insurance Agents & Consultants Ltd	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.	Romania	—	94.96%	94.96%
Other
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	—	100.00%	100.00%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
NBG Training Center S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	77.76%	—	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company	Greece	100.00%	—	100.00%
Nash S.r.L.	Italy	—	100.00%	100.00%
Fondo Picasso	Italy	—	100.00%	100.00%
Egnatia Properties S.A.	Romania	—	100.00%	100.00%
QUADRATIX LTD	Cyprus	—	100.00%	100.00%
Karolou S.A.	Greece	—	100.00%	100.00%
NBG International Holdings B.V.	The Netherlands	100.00%	—	100.00%
ARC Management One SRL(1)	Romania	—	100.00%	100.00%
ARC Management Two EAD(1)	Bulgaria	—	100.00%	100.00%

(1)
VIE in which the Bank is the primary beneficiary.

(2)
Companies under liquidation.

(3)
Company was disposed of on January 2017.

(4)
From January 1, 2016, NBG Funding Ltd is consolidated as 100% subsidiary due to the adoption of ASU 2015-02. The Group adopted the modified retrospective approach but due to the fact that in the previous periods NBG Funding Ltd was incorporated as a 100% equity method investment there was no impact to equity as of the beginning of the current period.

(5)
United Bulgarian Bank A.D., Interlease E.A.D. and their subsidiaries, and The South African Bank of Athens Ltd, have been reclassified to Long-lived assets held for sale.

D.  Property, Plant and Equipment

        As at December 31, 2016, the Group owned 3,085 properties, of which 1,956 are buildings. The Group's real estate portfolio was recorded at a net book value of EUR 1,312 million as at December 31, 2016, compared to EUR 1,292 million as at December 31, 2015, which is included in the U.S. GAAP Financial Statements under "premises and equipment". These properties are, for the most part, held free of encumbrances. Most of our properties are occupied by our branches and offices and so are where we maintain our customer relationships and administer our operations.

        Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 93 million as at December 31, 2016, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

        The Group estimates that the book value of its property approximates its fair value. For any new property acquired from foreclosure procedure, the Group performs valuations by applying internationally recognized valuation methodologies (valuation reports are conducted in accordance with the European Valuation Standards (EVS 2012), as defined by TEGoVA and International Valuation Standards (IVS 2013) as defined by IVSC). The valuations are performed either internally by qualified appraisers or externally by international certified valuation companies or qualified appraisers certified by TEGoVA and /or RICS. Additionally, valuations are back tested for outliers through a standardized statistical process. The validity of the valuation report is generally the twelve months period from its completion date under normal market conditions. In exceptional cases, due to adverse economic conditions, the assets' revaluation can be conducted in less than twelve months period. Moreover, all assets are monitored for signs of physical impairment. In such case the Group performs a valuation in order to determine any potential write down. A full review for potential impairment of foreclosed assets of material value is performed on a regular basis, by taking into account the condition of the properties and the market conditions. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other—Real Estate Management". Moreover, in order to implement a more systematic approach, since 2016 we incorporated an annual asset impairment testing process within the valuation policy according to which all material assets (with value older than 18 months) are revaluated for potential markdowns.

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2014, 2015 and 2016, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2014			2015			2016
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Domestic:
Assets:
Deposits with central bank	447	1	0%	387	—	0%	338	—	0%
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	2,240	1	0%	1,958	1	0%	1,890	1	0%
Trading, available for sale and held to maturity securities(1)	4,041	253	6%	3,771	206	5%	3,970	172	4%
Loans and other interest earning assets(1)	48,414	1,725	4%	48,617	1,524	3%	46,929	1,407	3%
Less: Allowance for loan losses	(6,781)	—	—	(9,406)	—	—	(10,368)	—	—
Net loans	41,633	—	—	39,211	—	—	36,561	—	—

Total interest earning assets	48,361	1,980	4%	45,327	1,731	4%	42,759	1,580	4%
Total non interest earning assets	10,977			11,650			9,781

Total assets	59,338			56,977			52,540

Liabilities:
Total deposits	58,741	663	1%	60,979	539	1%	53,235	296	1%
Securities sold under agreements to repurchase	1,534	15	1%	46	1	2%	47	1	2%
Long term debt, other borrowed funds and other interest bearing liabilities(2)	55	3	5%	425	30	7%	2,004	170	8%

Total interest bearing liabilities	60,330	681	1%	61,450	570	1%	55,286	467	1%
Total non interest bearing liabilities	9,055			9,781			10,169

Total Liabilities	69,385			71,231			65,455

(1)
Average balances include non accruing loans.

(2)
The increase in the average balance of long term debt for the year 2016 relates to the CoCos which were issued in December 2015 and repaid in December 2016 (see A. Operating results—Net interest income before provision for loan losses).

	Year ended December 31,
	2014			2015			2016
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Foreign:
Assets:
Deposits with central bank	527	1	0%	527	2	0%	445	1	0%
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	1,316	1	0%	436	4	1%	1,064	5	0%
Trading, available for sale and held to maturity securities	10,952	108	1%	11,301	73	1%	12,428	50	0%
Loans and other interest earning assets(1)	4,771	289	6%	4,881	269	6%	4,786	255	5%
Less: Allowance for loan losses	(138)	—	—	(321)	—	—	(369)	—	—
Net loans	4,633	—	—	4,560	—	—	4,417	—	—

Total interest earning assets	17,428	399	2%	16,824	348	2%	18,354	311	2%
Total non interest earning assets	3,474			2,226			1,049

Total assets	20,902			19,050			19,403

Liabilities:
Total deposits	7,928	132	2%	4,360	74	2%	4,685	48	1%
Securities sold under agreements to repurchase	2,396	6	0%	320	1	0%	2,706	4	0%
Long term debt, other borrowed funds and other interest bearing liabilities	1,898	90	5%	1,776	76	4%	1,218	46	4%

Total interest bearing liabilities	12,222	228	2%	6,456	151	2%	8,609	98	1%
Total non interest bearing liabilities	537			535			289

	12,759			6,991			8,898

(1)
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

	Year ended December 31,
	2015 vs. 2014			2015 vs. 2014
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions, except percentages)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	(1)	—	(1)	1	—	1
Interest bearing deposits with banks, securities purchased under agreements to resell	1	—	1	3	(1)	4
Trading, available for sale and held to maturity securities	(47)	(17)	(30)	(35)	3	(38)
Loans	(201)	7	(208)	(23)	7	(30)

Total Assets	(248)	(10)	(238)	(54)	9	(63)
LIABILITIES
Total deposits	(124)	25	(149)	(58)	(59)	1
Securities sold under agreements to repurchase	(14)	(14)	—	(5)	(5)	—
Long term debt and other borrowed funds	27	25	2	(14)	(6)	(8)

Total Liabilities	(111)	36	(147)	(77)	(70)	(7)

	Year ended December 31,
	2016 vs. 2015			2016 vs. 2015
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions)
	Domestic:			Foreign:
ASSETS
Deposits with central bank	—	—	—	(1)	(1)	—
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	—	—	—	1	6	(5)
Trading, available for sale and held to maturity securities	(34)	10	(45)	(23)	7	(30)
Loans	(117)	(53)	(64)	(15)	(5)	(10)

Total Assets	(151)	(43)	(109)	(38)	7	(45)
LIABILITIES
Total deposits	(243)	(69)	(174)	(26)	6	(32)
Securities sold under agreements to repurchase	—	—	—	3	11	(8)
Long term debt and other borrowed funds	140	112	28	(30)	(24)	(6)

Total Liabilities	(103)	43	(146)	(53)	(7)	(46)

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

	Year ended December 31,
	2014	2015	2016
	(EUR in millions, except percentages)
Domestic:
Average interest earning assets	48,361	45,327	42,759
Total interest income	1,980	1,731	1,580
Average interest bearing liabilities	60,330	61,450	55,286
Total interest expense	681	570	467
Net interest income	1,299	1,161	1,113
Net interest margin(1)	2.7%	2.6%	2.6%
Foreign:
Average interest earning assets	17,428	16,824	18,354
Total interest income	399	348	311
Average interest bearing liabilities	12,222	6,456	8,609
Total interest expense	228	151	98
Net interest income	171	197	213
Net interest margin(1)	1.0%	1.2%	1.2%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2014	2015	2016
	(EUR in millions, except percentages)
Net interest income before provision for loan losses	1,470	1,358	1,326
Net loss from continuing operations	(2,666)	(3,257)	(236)
Net loss from continuing operations attributable to NBG shareholders	(2,670)	(3,254)	(235)
Average total assets	80,240	76,027	71,943
Average NBG shareholders' equity(1)	2,363	(982)	(2,940)
Net interest income before provision for loan losses as a percentage of:
Average total assets	1.8%	1.8%	1.8%
Average NBG shareholders' equity(1)	62.2%	(138.3)%	(45.1)%
Net loss as a percentage of:
Average total assets	(3.3)%	(4.3)%	(0.3)%
Net loss attributable to NBG shareholders as a percentage of:
Average NBG shareholders' equity(1)	(113.0)%	—	—
Average NBG shareholders' equity to average total assets(2)	2.9%	(1.3)%	(4.1)%

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

(2)
Ratios not presented where average shareholders' equity for the period is negative

Assets

Securities Portfolio

        On December 31, 2016, the Group's securities had a carrying value of EUR 14.3 billion, representing 21.5% of the Group's total assets excluding long-lived assets classified as held for sale and sovereign securities held amounted to EUR 13.5 billion, or 94.2% of the Group's securities portfolio excluding long-lived assets classified as held for sale. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, available for sale ("AFS") and held to maturity ("HTM"). The Group as at December 31, 2016 did not hold HTM securities (see Note 11 to U.S. GAAP Financial Statements).

        The market and book value of Greek government bonds and treasury bills bonds held by the Group (which includes securities held in our trading and AFS portfolios) on December 31, 2016 was EUR 3.1 billion. The book value of Greek government bonds represents 4.6% of the Group's total assets excluding long-lived assets classified as held for sale.

        Furthermore, on December 31, 2016, the Group held debt securities rated Aaa to A3 (or equivalent), issued by Germany, the EFSF, ESM and the EIB (classified as trading and AFS) with a market and book value of EUR 8.9 billion.

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014		2015		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)
Trading Account Securities
Debt securities issued by other governments and public sector entities	76	78	151	151	275	269
Greek treasury bills	1,803	1,800	1,858	1,858	1,490	1,492
Foreign treasury bills	133	133	84	85	65	65
Debt securities issued by companies incorporated in Greece	35	33	39	38	23	23
Debt securities issued by companies incorporated outside Greece	44	30	28	13	8	8
Equity securities issued by companies incorporated in Greece	4	2	1	6	14	14
Equity securities issued by foreign companies	2	5	2	6	1	—
Mutual funds	3	3	5	8	5	8

Total	2,100	2,084	2,168	2,165	1,881	1,879

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014				2015				2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	802	46	–111	737	746	92	(6)	832	878	195	(2)	1,071
Debt securities issued by other governments and public sector entities	986	65	–1	1,051	3,638	66	(1)	3,703	9,651	209	(9)	9,851
Greek treasury bills	169	—	—	168	471	—	(1)	470	516	—	—	516
Foreign treasury bills	261	—	–1	260	221	—	—	221	243	—	—	243
Debt securities issued by companies incorporated in Greece	398	31	–27	402	143	1	(5)	139	186	5	(1)	190
Debt securities issued by companies incorporated outside Greece	298	15	–8	305	205	11	(7)	209	206	13	(3)	216
Equity securities issued by companies incorporated in Greece	35	9	–3	41	57	8	(5)	60	43	16	(2)	57
Equity securities issued by companies incorporated outside Greece	8	6	—	13	7	33	—	40	11	12	—	23
Mutual fund units	203	5	–5	203	278	9	(3)	284	279	11	(2)	288

Total available-for-sale securities	3,160	177	(156)	3,180	5,766	220	(28)	5,958	12,013	461	(19)	12,455

Held-to-maturity securities
Greek government bonds	73	55	—	128	78	69	—	147	—	—	—	—
Debt securities issued by other governments and public sector entities	9,165	206	—	9,371	9,129	235	—	9,364	—	—	—	—
Foreign treasury bills	99	—	—	99	85	—	—	85	—	—	—	—

Total held-to-maturity securities	9,337	261	—	9,598	9,292	304	—	9,596	—	—	—	—

        As at December 31, 2015 and 2016, the Group held U.S. federal debt securities of EUR 18 million and EUR 4 million, respectively.

	Year ended December 31, 2016
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in millions, except percentages)
Trading account debt securities:
Greek government and agencies	—	0%	—	—	0%	—	—	7%	—	—	8%	—
Debt securities issued by other governments and public sector entities	3	0%	3	80	0%	81	143	1%	143	48	3%	42
Greek treasury bills	1,490	3%	1,492	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	65	4%	65	—	0%	—	—	0%	—	—	0%	—
Debt securities issued by foreign financial institutions	8	5%	8	—	0%	—	—	0%	—	—	0%	—
Debt securities issued by companies incorporated in Greece	5	4%	5	18	5%	18	—	0%	—	—	0%	—

Total trading account debt securities	1,571	3%	1,573	98	1%	99	143	1%	143	48	3%	42

Available-for-sale debt securities:
Greek government and agencies	130	10%	131	342	8%	345	60	12%	79	346	8%	516
Debt securities issued by other governments and public sector entities	1,716	0%	1,721	5,695	0%	5,774	1,932	0%	2,025	306	3%	330
Greek treasury bills	516	2%	516	—	0%	—	—	0%	—	—	0%	—
Foreign treasury bills	244	3%	244	—	0%	—	—	0%	—	—	0%	—
Corporate debt securities issued by companies incorporated in Greece	3	5%	3	164	5%	168	19	0%	18	1	8%	1
Debt securities issued by companies incorporated outside Greece	23	0%	23	61	2%	64	101	2%	110	21	1%	19

Total available-for-sale debt securities	2,632	1%	2,638	6,262	1%	6,351	2,112	1%	2,232	674	6%	866

  Loan Portfolio

        As at December 31, 2016, the amount of the Group's total net loans equaled EUR 39.4 billion. The Group's loan portfolio consists of 45.5% consumer and 54.5% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2016, loans to Greek residents represent 90.8% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government-related entities and individuals, including letters of credit and long-term and short-term loans.

        The following tables provide details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2012, 2013, 2014, 2015 and 2016.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(EUR in millions)
Greek residents:
Consumer:
Residential mortgages	17,985	17,720	17,459	16,664	15,951
Credit card	1,459	1,381	1,317	1,244	953
Auto financing	209	138	88	64	50
Other consumer	4,709	4,694	4,207	4,095	3,668

Total	24,362	23,933	23,071	22,067	20,622

Commercial:
Industry and mining	5,132	4,725	5,217	5,564	4,941
Small-scale industry	1,779	2,123	1,929	1,765	1,619
Trade	7,038	7,562	7,425	7,559	7,367
Construction	987	1,082	1,098	1,061	1,028
Tourism	454	612	606	451	813
Shipping and transportation	2,182	2,174	2,437	2,557	2,488
Commercial mortgage	664	579	529	759	747
Public sector	5,608	5,848	5,390	5,218	5,024
Other	112	655	600	574	636

Total	23,956	25,360	25,231	25,508	24,663

Total Greek residents loans	48,318	49,293	48,302	47,575	45,285
Unearned income	(53)	(48)	(67)	(80)	(68)

Total Greek residents loans net of unearned income	48,265	49,245	48,235	47,495	45,217

        The Bank has on its balance sheet under the line item "Commercial loans—Public sector" an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31,

2016, was EUR 4.5 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(EUR in millions)
Foreign:
Consumer:
Residential mortgages	1,022	1,052	1,055	1,070	1,054
Credit card	71	75	81	83	86
Auto financing	31	10	6	4	2
Other consumer	779	804	848	896	906

Total	1,903	1,941	1,990	2,053	2,048

Commercial:
Industry and mining	756	523	474	441	419
Small-scale industry	93	146	125	150	225
Trade	787	624	608	631	658
Construction	870	961	713	644	530
Tourism	73	87	83	68	68
Shipping and transportation	267	262	222	179	176
Commercial mortgage	462	210	186	176	172
Public sector	180	188	161	93	84
Other	980	552	365	296	210

Total	4,468	3,553	2,937	2,678	2,542

Total foreign loans	6,371	5,494	4,927	4,731	4,590
Unearned income	(18)	(4)	(5)	(7)	(7)

Total foreign loans net of unearned income	6,353	5,490	4,922	4,724	4,583
Total loans net of unearned income	54,618	54,735	53,158	52,219	49,800

Less: Allowance for loan losses	(6,211)	(6,652)	(8,247)	(11,298)	(10,401)

Total net loans	48,407	48,083	44,911	40,921	39,399

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

        The Bank's procedures and policies require a formal comprehensive re-assessment of client's creditworthiness and credit facility structure (renewal of credit facility) at least annually or whenever early warning signs appear. Early warning signs indicatively, may be: decline of financial standing; improper financial management (new investments financed from short term sources; improper distribution of profits, excessive additional debts to suppliers or banks, etc.); negative market information (business partners, other Bank's clients, media channels etc.) regarding the debtor's ability to honor financial obligations; repeated delays in debt servicing; deterioration of collateral's value. Borrower comprehensive reassessment involves the assignment a rate that corresponds to a probability of default ("PD") that is considered upon the impairment assessment.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2016.

	Year ended December 31, 2016
	Within one year or less	After one year through five years	After five years	Total
	(EUR in millions)
Greek Residents:
Consumer:
Residential mortgages	5,577	1,856	8,518	15,951
Credit card	953	—	—	953
Auto financing	32	17	1	50
Other consumer	2,395	636	637	3,668

Total	8,957	2,509	9,156	20,622

Commercial:
Industry and mining	2,581	1,480	880	4,941
Small-scale industry	1,053	362	204	1,619
Trade	4,316	1,901	1,150	7,367
Construction	741	166	121	1,028
Tourism	494	193	126	813
Shipping and transportation	1,214	843	431	2,488
Commercial mortgages	444	191	112	747
Public sector	401	819	3,804	5,024
Other	377	176	83	636

Total	11,621	6,131	6,911	24,663

Total Greek residents loans	20,578	8,640	16,067	45,285

Foreign:
Consumer:
Residential mortgages	55	55	944	1,054
Credit card	83	3	—	86
Auto financing	2	—	—	2
Other consumer	235	358	313	906

Total	375	416	1,257	2,048

Commercial:
Industry and mining	215	143	61	419
Small-scale industry	98	78	49	225
Trade	367	206	85	658
Construction	293	114	123	530
Tourism	39	15	14	68
Shipping and transportation	108	45	23	176
Commercial mortgages	109	27	36	172
Public sector	2	1	81	84
Other	184	0	26	210

Total	1,415	629	498	2,542

Total foreign loans	1,790	1,045	1,755	4,590
Unearned income	(17)	(38)	(20)	(75)

Loans, net of unearned income	22,351	9,647	17,802	49,800
Less: Allowance for loan losses	(10,401)	—	—	(10,401)

Total net loans	11,950	9,647	17,802	39,399

        Out of the Group's loans outstanding at December 31, 2016 that are due after one year, EUR 5.4 billion had fixed interest rates while EUR 22.0 billion had variable interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the years ended December 31, 2014, 2015 and for the year ended December 31, 2016 was to Cyprus, Romania, FYROM and Serbia. These foreign country outstandings represent additional economic and political risks. For additional information, for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors".

        The tables below show the amount of foreign country outstandings as at December 31, 2014, 2015 and 2016, in each foreign country where such outstanding amounts exceeded 1% of the Group's total assets excluding long-lived assets classified as held for sale.

	Year ended December 31, 2014
	Country
	Cyprus	Romania	Serbia	FYROM
	(EUR in millions)
Loans	678	1,605	702	937
Interest bearing deposits with banks	38	12	—	11
Other investments	105	274	82	299
Other monetary assets	31	195	233	99

Total	853	2,086	1,017	1,346

	Year ended December 31, 2015
	Country
	Cyprus	Romania	Serbia	FYROM
	(EUR in millions)
Loans	644	1,494	660	1,003
Interest bearing deposits with banks	6	82	58	—
Other investments	95	245	97	254
Other monetary assets	19	154	175	140

Total	764	1,975	990	1,397

	Year ended December 31, 2016
	Country
	Cyprus	Romania	Serbia	FYROM
	(EUR in millions)
Loans	602	1,385	701	1,056
Interest bearing deposits with banks	8	65	—	39
Other investments	109	232	178	213
Other monetary assets	79	149	170	105

Total	798	1,831	1,049	1,413

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets excluding long-lived assets classified as held for sale at December 31, 2014, 2015 and 2016.

	Year ended December 31, 2014
	Country
	Cyprus	Romania	Serbia	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	67	612	110	140
Credit card	4	8	9	59
Auto financing	—	—	—	5
Other consumer	31	276	160	350

Total	102	896	279	554

Commercial:
Industry and mining	66	114	3	156
Small-scale industry	46	6	70	—
Trade	167	91	137	98
Construction	168	279	23	28
Tourism	19	39	8	10
Shipping and transportation	34	22	48	16
Mortgages	—	139	1	—
Public sector	2	—	56	—
Other	75	18	84	74

Total	577	708	430	382

Total loans	679	1,604	709	936

	Year ended December 31, 2015
	Country
	Cyprus	Romania	Serbia	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	63	628	112	143
Credit card	4	8	8	64
Auto financing	—	—	—	3
Other consumer	31	263	173	385

Total	98	899	293	595

Commercial:
Industry and mining	58	87	3	157
Small-scale industry	45	5	97	—
Trade	205	83	127	112
Construction	142	236	27	30
Tourism	16	27	4	15
Shipping and transportation	42	8	20	19
Mortgages	—	140	—	—
Public sector	2	—	—	—
Other	36	10	97	75

Total	546	596	375	408

Total loans	644	1,495	668	1,003

	Year ended December 31, 2016
	Country
	Cyprus	Romania	Serbia	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	57	616	114	150
Credit card	4	8	7	67
Auto financing	—	—	—	2
Other consumer	28	223	189	433

Total	89	847	310	652

Commercial:
Industry and mining	12	90	40	148
Small-scale industry	85	4	134	—
Trade	189	74	129	121
Construction	133	185	31	30
Tourism	16	25	3	18
Shipping and transportation	41	7	19	16
Mortgages	—	138	—	—
Public sector	1	—	1	—
Other	36	16	41	70

Total	513	539	398	403

Total loans	602	1,386	708	1,055

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

        The loan approval process across our banking subsidiaries (Banca Romaneasca, Vojvodjanska, Stopanska Banka, NBG Cyprus and NBG Albania) is substantially similar, differing primarily in the thresholds applied for different approval levels. Approval levels are driven by local regulations as well as adjustments to reflect the size of our operations in a given subsidiary and material exposures will require approval by NBG's Senior Credit Committee, NBG's International Corporate Credit Committee and/or the NBG International Credit Division.

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

•
Level 2 SAU: For credit facilities over EUR 12 million and up to EUR 70 million, approval authority is granted to the Bank's Credit Committee—"Level B SAU". The members of this committee are the Assistant General Manager of SAU, the Chief Credit Officer, and the Credit Division Manager;

•
Level 3 SAU: For credit facilities over EUR 5 million and up to EUR 12 million, the approval authority is granted to the Bank's Credit Committee—"Level A SAU". Members of this Committee are the Assistant General Manager of SAU, and the Credit Division Manager;

•
Level 4 SAU and below: For credit facilities up to EUR 5 million, approval authority is granted to a combination of SAU and Credit Division officers.

  Retail Banking

        The Bank offers a full range of retail credit products ranging from credit cards to SME financing. Retail Banking is organized into three sub-divisions: Household Lending (Mortgage and Consumer loans), Credit Cards and SBL.

        The Retail Credit Policy is communicated throughout the Bank by means of credit procedure manuals and management directives on particular issues. The Bank has developed and implemented a credit process & procedure manual for each of the retail portfolios described below. The subject manuals are periodically revised. All credit policies are submitted to and approved by the Executive Committee and the Risk Management Committee.

        The credit granting processes and procedures are fully centralized with comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value. Although each sub-division maintains credit approval authorities, the credit approval process is ultimately governed by the Group Retail Credit Risk Division, which serves as the Retail Credit Policy custodian. It operates under the supervision of the Group Chief Credit Officer and takes active part in the credit approval process, its consent being necessary for exposures above certain levels. The rationale behind this organizational structure is to ensure the correct application of credit policy, to efficiently channel applications through the business pipeline while ensuring accuracy and consistency and to effectively monitor the client information input process. The Group Retail Credit Risk Division monitors and reviews the Retail Credit Policy, the Retail Credit Procedure Manuals, the Product Programs and the approved Policy amendments. In addition the Division cooperates closely with the Retail Banking Collection Division for the correct application of regulatory and legal adjustments (including Law 4224/2013 and Bank of Greece Executive Committee Directive #42, #47 & #102 etc.).

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

        Finally, the development of portfolio credit risk models for IRB and ICAAP purposes allows GRCAD to calculate, evaluate and monitor expected and unexpected losses for all portfolio asset classes and segments. For more information on our Group Risk Control and Architecture Division, see Item 5.B, "Liquidity and Capital Resources—Asset/Liability, Internal Audit and Risk Management—Risk Management Governance—Group Risk Management".

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

        Generally, approval LTV cannot exceed 75%. Average LTV of residential mortgage loans originated in 2016 stood at 55.3%, in 2015 at 55.8% while in 2014 at 53.8%. As at December 2016, average current LTV of the total Greek mortgage portfolio was 99.6%.

        Although the Bank has applied the abovementioned stringent underwriting criteria in recent years, customers' behavior matures in the environment developed by the 2008 crisis, leading to an improvement in the quality of applications and an increase in the Bank's approval rate for mortgage lending, from 63% in 2014, to 75% in 2015 and 76% in 2016. Customers have become conscious of the reduced availability of funding across banks and are willing to comply with additional terms placed by the underwriting teams in order to obtain funding. At the same time Bank's network service toward customers has been improved leading to more efficient applications. We expect that these actions will reduce the probability of default, by reducing the generation of impaired loans in future years, and will also improve the loss rates as future impaired loans will be better collateralized. The underwriting process is centralized under Mortgage Lending. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. The loan security is typically in the form of a mortgage pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non-appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

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

        The Bank offers a wide range of mortgage products to both owner-occupiers and investors with variable, fixed-in specific cases-, or a combination of fixed and variable interest rates, secured by a mortgage over the subject property or other acceptable collateral. Variable rate mortgages are indexed based on three-month Euribor, plus a spread depending predominately on the customer's credit profile and loan characteristics (i.e. LTV and PTI ratios, loan purpose, loan amount). Tenor period may vary and reach up to 30 years (15 years in case of repairs or improvements), subject to an individual's age. Other than the aforementioned products, the Bank does not offer any hybrid loans or sub-prime loans. Although a standard industry definition for subprime loans (including subprime mortgage loans) does not exist, we define subprime loan as specific product offerings for higher risk borrowers, including individuals with one or a combination of high credit risk factors, such as high debt to income ratios and inferior payment history. The Bank abstains from this type of market and focuses only to prime mortgages.

        As at December 31, 2016, 7.9% of the Bank's mortgage portfolio in terms of balances is either guaranteed or subsidized by the Hellenic Republic. The economic crisis affecting the Hellenic Republic had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic

Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

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

        As at December 31, 2016, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 322 million, from EUR 475 million in December 2015 and EUR 709 million in December 2014. As at December 31, 2016 subsidized loans that are over 90 days past due ("dpd") in principal or interest amount decreased to EUR 9.7 million, from EUR 27 million in 2015 and EUR 48 million in 2014.

  Guaranteed mortgage loans

        Mortgage loans guaranteed by the Hellenic Republic consist of loans to victims of natural disasters (e.g. earthquakes, floods, landslides and fires), loans to Greeks repatriated from the former Soviet Union and loans to Greek Roma. The Hellenic Republic guarantees both principal and interest of these loans. Loan applications do not follow the Bank's origination process. Instead, all documentation as well as loan application is submitted to the relevant public authority for approval. The maximum amount per loan is EUR 60,000 with the exception of loans to victims of natural disasters where loan amount is determined by the public authority, in accordance with guidelines set by Greek legislation. These guaranteed mortgage loans are offered only in Greece, and are therefore not offered by any of our banking subsidiaries operating outside the Hellenic Republic. The Bank has ceased its participation in such financing programs.

        As at December 31, 2016, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 937 million, from EUR 1,072 million in December 2015 and EUR 1,156 million, in December 2014. As at December 31, 2016, guaranteed loans that are over 90 days past due in principal or interest amount to EUR 15.9 million, compared to EUR 68 million in 2015 and EUR 65 million in 2014. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

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

        The SBL Special Asset Division can offer a range of short, medium and long term solutions (including rescheduling, restructuring, etc) as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is outlined in the respective Credit Policy manual which is in line with the provisions of Greek Law 4224/2013 and Bank of Greece Executive Committee Directives #42, #47 and #102.

  Collateral

        Collateral values and related trends in Greece are monitored and updated based on independent appraisals, an independent published Greek real property index and official reports prepared by the Bank of Greece.

        The average current LTV of the Bank's mortgage portfolio at December 31, 2016 was 99.6%, up from 94.2% at December 31, 2015 and 85.7% at December 31, 2014, mainly due to the steep fall in property prices (a 41.7% decrease during the period 2008 to 2016). The possibility in the future of foreclosure actions in combination with the notion of "cooperative borrower" introduced by the Code of Conduct adopted by Greek Law 4224/2013, as well as the amendments defined in the Greek Law 4335/2015 concerning foreclosures and auction procedures are expected to deter customers from missing payments. This acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the value of collateral.

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

  Obligor Risk Ratings and Limits

        According to the Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 21-grade scale (1-19 for performing obligors, 20-21 for obligors in default status) using calibrated and validated rating systems with each grade corresponding to a probability of default.

        The Bank uses a number of obligor rating models, assigning a borrower rating to each Corporate Banking Portfolio customer. This rating is based on quantitative and qualitative criteria. Additionally, the Bank's and its subsidiaries' rating systems considers the borrower's industry risk and relative position within its peer group. The Group fully complies with Basel III and CRD IV Internal Ratings Based methods, hence corporate borrower ratings are mapped to probabilities of default in order to estimate expected loss per obligor.

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

        The SAU Division is responsible for monitoring and managing (restructuring and collection) corporate portfolios of non-performing and denounced customers. For further information, see Item 4.B "Business Overview—Banking Activities in Greece—Special Assets Unit."

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

        Furthermore, the Retail Banking Collection Division is responsible for implementing and monitoring the correct application of the provisions as outlined in Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42, #47 and #102. In this context, short, medium and long term solutions have been developed as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is comprehensively outlined in relative specific product programs (which include decision-tree approaches) and executive directives.

        The Group Retail Credit Risk Division monitors the correct implementation and review of the Retail Credit Policy, the Retail Credit Procedure Manuals, the Product Programs and the approved Policy Amendments. In addition the Division cooperates closely with the Retail Banking Collection Division and the SAU Division (for small business exposures) for the correct application of regulatory and legal adjustments (including Greek Law 4224/2013 and Bank of Greece Executive Committee Directive #42, #47 and #102).

        Finally, the Group Retail Credit Risk Division together with Group Risk Control and Architecture, control the approval of the Retail and SBL Credit Policies of the Subsidiaries. The Division collaborates closely with the CRO's and relative functional Heads of the subsidiaries, the Group's International Retail Banking Unit and the International Retail Banking Product Committee, to review and approve retail credit policy amendments to the retail product offerings abroad, within the applicable regulatory and legal frameworks.

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential mortgage loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 20,332 million as at December 31, 2016 compared to EUR 20,749 million as at December 31, 2015. This corresponds to

40.8% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 18,877 million or 92.8% were held by the Bank. This amount represented 41.4% of the Bank's loan portfolio.

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

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days–180 days	639	436	306	243	136
Past due 180 days–365 days	191	146	—	—	—

Total accruing loans	830	582	306	243	136

Non-accruing loans:
Past due 0 days–90 days	2,159	3,447	2,865	4,830	5,525
Past due 90 days–180 days	1,007	925	479	893	491
Past due 180 days–365 days	1,946	1,397	986	1,172	953
Past due 365 days or more	7,619	10,123	12,275	12,752	12,319

Total non-accruing loans	12,731	15,892	16,605	19,647	19,288

Foreign loans:
Accruing loans:
Past due 90 days–180 days	23	8	2	—	—
Past due 180 days–365 days	182	—	—	2	8

Total accruing loans	205	8	2	2	8

Non-accruing loans:
Past due 0 days–90 days	39	148	247	177	107
Past due 90 days–180 days	103	81	31	23	49
Past due 180 days–365 days	72	130	313	67	66
Past due 365 days or more	595	759	582	835	822

Total non-accruing loans	809	1,118	1,173	1,102	1,044

Subsidized and guaranteed domestic mortgages

	Year ended December 31,
	2015	2016
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days–180 days	17	5
Past due 180 days–365 days	—	—

Total accruing loans	17	5

Non-accruing loans:
Past due 0 days–90 days	—	—
Past due 90 days–180 days	—	—
Past due 180 days–365 days	7	2
Past due 365 days or more	72	19

Total non-accruing loans	79	21

        Non-accruing loans amounted to EUR 20,332 million as at December 31, 2016 compared to EUR 20,749 million and EUR 17,778 million as at December 31, 2015 and 2014, respectively. Total non-accruing loans increased by 4.5% and 16.7% between 2013 and 2014 and 2015, respectively, and decreased by 2.0% between 2015 and 2016. In 2016, the decrease is due to the stabilization of the quality of our portfolio given the lower formation of non-accruing loans and write-offs.

        For the year ended December 31, 2015 and 2016, the amount of loans that have been modified in the past and were removed from non-accruing status and returned to accruing status amounted to EUR 247 million and EUR 391 million, respectively.

Modifications and TDRs

        Since 2010, the Group, and mainly the Bank, implemented various loan modification programs that aim to reduce customers' monthly installments to a more viable level. Restructuring efforts have been continued and several new products are proposed to customers. (see Item 4.B, "Business Overview—Banking Activities in Greece").

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

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 days and accruing and more than 90 days as at December 31, 2014, 2015 and 2016:

	Year ended December 31, 2014
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	3	392	7	402	791	170	514	1,475
Other consumer	1	70	—	71	201	23	81	305
Small business loans	—	15	—	15	278	30	56	364
Other commercial	2	310	—	312	333	27	135	495

Total	6	787	7	800	1,603	250	786	2,639

	Year ended December 31, 2015
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	—	80	1	81	898	125	639	1,662
Other consumer	—	6	—	6	308	26	16	350
Small business loans	1	12	—	13	183	23	75	281
Other commercial	18	215	—	233	434	223	924	1,581

Total	19	313	1	333	1,823	397	1,654	3,874

	Year ended December 31, 2016
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	—	60	—	60	550	179	484	1,213
Other consumer	—	25	—	25	209	53	64	326
Small business loans	—	8	—	8	184	29	41	254
Other commercial	13	27	—	40	282	286	1,008	1,576

Total	13	120	—	133	1,225	547	1,597	3,369

        TDR loans granted during the year ended December 31, 2015 amounted to EUR 3,874 million and increased by 46.8% compared to TDR loans granted during the year ended December 31, 2014. The significant amount of loans restructured during 2015 is a consequence of the worse than anticipated macroeconomic trend in Greek economy and the increased efforts made by the Bank to propose new and more efficient restructuring products to its customers.

        TDR loans granted during the year ended December 31, 2016 amounted to EUR 3,369 million and decreased by 13.1% compared to TDR loans granted during the year ended December 31, 2015. The decrease of loans restructured during 2016, in comparison to 2015, is a consequence of the stabilization of the quality of our portfolio in 2016 and the increased efforts made by the Bank to propose new and more efficient long-term restructuring products to its customers.

        Modified not TDR loans decreased by 58.4% between 2014 and 2015.

        Modified not TDR loans decreased by 60.1% between 2015 and 2016.

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

        As at December 31, 2016, the percentage of TDRs loans granted during the last 12 months that became past due (+30 dpd) was 21.6% for consumer loan portfolio and 30.1% for commercial loan portfolio, and 2.6% and 47.0%, respectively for modified loans. As at December 31, 2015, the respective percentages were 13.1% for consumer loan portfolio and 31.4% for commercial loan portfolio, and 4.5% and 9.5%, respectively for modified loans.

        As at December 31, 2015 and 2016, the percentage of modified loans which were subsequently modified again was 43.3% and 47.7%, respectively.

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

  a)
  Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days,

  b)
  Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2015 and 2016.

	Year ended December 31,
	2015			2016
	EUR in millions
	Total consumer loans	Total corporate loans	Total PPLs	Total consumer loans	Total corporate loans	Total PPLs
Domestic loans	309	2,765	3,074	231	2,809	3,040
Foreign loans	76	414	490	69	370	439

	385	3,179	3,564	300	3,179	3,479

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(EUR in millions)
Impairment methodology:
Specific	1,973	1,808	2,330	3,708	3,373
Coefficient	235	242	330	740	609
Homogeneous	3,589	4,161	5,128	6,351	5,931
Foreign	414	441	459	499	488

Total loan loss allowance	6,211	6,652	8,247	11,298	10,401

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2015 compared with the year ended December 31, 2014."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(EUR in millions)
Domestic:
Balance at beginning of year	5,434	5,797	6,211	7,788	10,799
Add: Allowances for probable loan losses from continuing operations	1,844	541	1,696	3,158	480
Write-offs	(126)	(138)	(107)	(157)	(1,378)
Recoveries	3	11	9	2	1

Less: Net write-offs	(123)	(127)	(98)	(155)	(1,377)
Loans exchanged in the PSI	(1,357)
Translation differences	(1)		(21)	8	11

Domestic balance at end of year	5,797	6,211	7,788	10,799	9,913

Foreign:
Balance at beginning of year	336	414	441	459	499
Add: Allowances for probable loan losses from continuing operations	89	22	71	60	71
Write-offs	(16)	(8)	(26)	(22)	(69)
Recoveries	8	28		6	4

Less: Net write-offs	(8)	20	(26)	(16)	(65)
Sale of impaired loans		(6)	(25)		(1)
Translation differences	(3)	(9)	(2)	(4)	(16)

Foreign balance at end of year	414	441	459	499	488

Total balance at end of year	6,211	6,652	8,247	11,298	10,401

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(%)
Allowance for loan losses as a percentage of total loans	11.4	12.2	15.5	21.6	20.9
Recoveries of loans to loans written-off in the previous year	24.5	27.5	6.2	6.0	2.8
Allowance for loan losses as a percentage of non-accruing loans	48.5	39.1	46.4	55.2	51.2

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2012, 2013, 2014, 2015 and 2016.

	2012		2013		2014		2015		2016
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in millions, except percentages)
Greek residents:
Consumer
Residential mortgages	894	33	881	32	1,273	33	1,946	33	1,969	33
Credit card	536	3	640	3	667	2	689	2	441	2
Other consumer	1,470	9	1,803	9	1,964	8	2,252	8	1,846	7

Total	2,900	45	3,324	44	3,904	43	4,887	43	4,256	42

Commercial
Industry and mining	761	9	771	9	895	10	1,446	11	1,150	11
Small-scale industry	217	3	385	4	861	4	1,175	3	1,200	3
Trade	960	13	1,122	14	1,422	14	2,160	14	1,963	16
Construction	226	2	246	2	314	2	321	2	262	2
Tourism	60	1	41	1	76	1	60	1	160	2
Shipping and transportation	66	4	101	4	162	5	272	5	364	5
Commercial mortgages	20	1	17	1	–33	1	198	1	202	1
Public sector	533	10	79	11	63	10	91	10	87	10
Other	54	—	125	1	124	2	189	2	269	1

Total	2,897	43	2,887	47	3,884	49	5,912	49	5,657	51

Total Greek residents loans	5,797	88	6,211	91	7,788	92	10,799	92	9,913	93

Foreign:
Consumer
Residential mortgages	12	2	18	2	24	2	29	2	29	2
Credit card	7	—	7	—	7	—	5	—	8	—
Auto financing	—	—	–2	—	—	—	—	—	—	—
Other consumer	91	1	96	1	92	2	90	2	59	2

Total	110	3	119	3	123	4	124	4	96	4

Commercial
Industry and mining	81	1	114	2	132	1	103	1	94	1
Small-scale industry	57	—	59	—	70	—	88	—	86	—
Trade	47	1	42	1	32	1	33	1	17	1
Construction	38	3	23	2	23	1	63	1	44	1
Tourism	25	—	29	—	34	—	38	—	37	—
Shipping and transportation	3	—	5	—	6	—	8	—	12	—
Commercial mortgages	7	1	5	—	9	—	17	—	20	—
Other	46	3	45	1	30	1	25	1	82	—

Total	304	9	322	6	336	4	375	4	392	3

Total foreign loans	414	12	441	9	459	8	499	8	488	7

Unallocated

Total Allowance for loan losses	6,211	100	6,652	100	8,247	100	11,298	100	10,401	100

(1)
Percentages represent the balance of loans in the respective category as a percentage of the total loan balance.

Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2012, 2013, 2014, 2015 and 2016 is presented in the following table:

	Year ended December 31,
	2012	% of total loans	2013	% of total loans	2014	% of total loans	2015	% of total loans	2016	% of total loans
	(EUR in millions, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	82	0.17	69	0.14	43	0.10	110	0.27	648	1.30
Real estate—construction	3	0.01	29	0.06	—	—	—	—	31	0.06
Real estate—mortgage	10	0.02	11	0.02	—	—	9	0.02	70	0.14
Other loans to individuals	31	0.06	29	0.06	64	0.14	38	0.09	629	1.26

Total write-offs for loans to Greek residents	126	0.26	138	0.28	107	0.24	157	0.38	1,378	2.76

Foreign:
Commercial and industrial	8	0.02	5	0.01	16	0.04	18	0.04	19	0.04
Real estate—construction	1	—	—	—	—	—	—	—	1	—
Real estate—mortgage	—	—	—	—	—	—	1	—	8	0.02
Other loans to individuals	7	0.01	3	0.01	10	0.02	3	0.01	41	0.08

Total write-offs for foreign loans	16	0.03	8	0.02	26	0.06	22	0.05	69	0.14

Total write-offs	142	0.29	146	0.30	133	0.30	179	0.43	1,447	2.90

Recoveries
Greek Residents:
Commercial and industrial	(1)				(4)	—				—
Other loans to individuals	(2)	—	(11)	0.02	(5)	0.01	(2)	—	(1)	—

Total recovery on loans to Greek residents	(3)	—	(11)	0.02	(9)	0.02	(2)	—	(1)	—

Foreign:
Commercial and industrial	(2)	—	(12)	0.02		—	0	—		—
Other loans to individuals	(6)	0.01	(16)	0.03		—	(6)	—	(4)	0.01

Total recovery on foreign loans	(8)	0.01	(28)	0.05		—	(6)	—	(4)	0.01

Total recoveries	(11)	0.01	(39)	0.07	(9)	0.02	(8)	—	(5)	0.01

  Developments in domestic loans write-offs

        In line with the targeted NPE reduction of EUR 8.5 billion agreed with the SSM, in 2016 we proceeded with write offs of domestic loans for which we have assessed that there are no further collections expected and against which a 100% loan loss allowance was recorded.

        As at December, 31 2016, domestic write offs amount to EUR 1.378 million compared to EUR 157 million as at December, 31 2015. Domestic write offs mainly consisted of corporate loans individually assessed, other consumer loans and credit cards.

  Developments in international loans write offs

        The countries in SEE in which we operate do not face the unprecedented crisis that Greece is currently facing and the enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece. In 2016, foreign write offs amounted to EUR 69 million and mainly consist of commercial loans write offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, in each of the three years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014		2015		2016
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in millions, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	5,625	0.77	5,891	0.69	6,405	0.67
Savings	15,592	0.11	15,742	0.06	17,675	0.05
Time deposits	20,864	2.44	15,280	1.87	10,662	1.14
Interbank	15,333	0.14	23,248	0.80	17,182	0.61
Other	539	2.51	446	1.11	498	1.20
Non-Greek residents or foreigners:
Demand deposits	818	0.81	320	0.81	81	1.25
Savings	174	0.26	26	0.25	31	1.15
Time deposits	1,034	2.30	326	2.29	345	1.61
Interbank	636	0.22	100	0.01	699	0.04
Deposits in foreign banking offices:
Banks located in foreign countries	1,363	2.91	155	1.68	183	0.67
Other foreign demand deposits	696	1.08	1,084	0.49	1,234	0.23
Other foreign time and savings deposits	3,995	2.82	2,721	2.47	2,627	1.80

Total deposits	66,669	1.19	65,339	0.95	57,920	0.59

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$ 0.1 million or more of the Group's operations by remaining maturity in each of the three years ended December 31, 2014, 2015 and 2016. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$ 0.1 million or more has been based on exchange rates at December 31, 2014, 2015 and 2016, respectively.

	Year ended December 31,
	2014	2015	2016
	(EUR in millions)
Domestic Operations:(1)
Other time deposits of US$ 0.1 million or more by time remaining until maturity:
3 months or less	19,444	26,342	14,657
Over 3 through 6 months	3,091	1,271	1,764
Over 6 through 12 months	2,771	709	1,021
Over 12 months	2,992	3,542	2,586

Total time certificates of deposit and other deposits in amount of US$ 0.1 million or more	28,298	31,864	20,028

Foreign Operations:
Time certificates of deposit in amounts US$ 0.1 million or more:
3 months or less	131	4	25
Over 3 through 6 months	—	2	—
Over 6 through 12 months	1	1	—
Over 12 months	4	17	2
Other time deposits of US$ 0.1 million or more by time remaining until maturity:
3 months or less	869	372	276
Over 3 through 6 months	225	98	96
Over 6 through 12 months	231	144	154
Over 12 months	69	71	98

Total time certificates of deposit and other deposits in amount of US$ 0.1 million or more	1,530	709	651

(1)
As at December 31, 2014, 2015 and 2016 Domestic Operations did not have any time certificates of deposit in amounts of US$ 0.1 million or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
	(EUR in millions, except percentages)
End of period	6	3	3
Maximum month-end amount during the period	6	11	3
Average amount	3	7	3
Weighted average interest rate	6.15%	5.70%	5.06%

ITEM 4A    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2016.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are one of the largest financial institutions in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 9 million deposit accounts, 2 million lending accounts, 510 branches (including the one premium banking branch) and 1,448 ATMs as at December 31, 2016. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management and insurance, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network and interbank funding primarily from the ECB and, since the beginning of 2015, from the ELA of the Bank of Greece.

        On November 3, 2015, the Board of Directors approved the plan (see Item 4.A, "History and Development of the Company—Capital Plan") to proceed with the disposal of our entire stake in our Turkish subsidiary, Finansbank A.S. together with our stake in Finans Leasing, thereby disposing of all of our operations in Turkey. The closing of the transaction was subject to customary regulatory and corporate approvals and was completed on June 15, 2016, on which date control of Finansbank passed to QNB.

        On December 22, 2016, the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals.

        On December 30, 2016, the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. Closing of the transaction is expected by June 2017 and is subject to customary regulatory and other approvals.

        As a result, our financial and operating data for the twelve months ended December 31, 2016 have been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank, UBB, Interlease E.A.D. and S.A.B.A. in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2015, 2014, 2013 and 2012 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2016, comprise UBB A.D., Interlease E.A.D. and S.A.B.A., whereas for historical data comprise Finansbank A.S., the NBGI Private Equity Funds, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A., UBB A.D., Interlease E.A.D. and S.A.B.A.

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

  Impairment of Greek government bonds

        For the other-than-temporary impairment assessment of Greek government bonds and the related accounting treatment, see "—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary-Impairment assessment of Greek Government Bonds as at December 31, 2015".

  NBG participation in the short term measures of Greek debt restructuring through a Bond Exchange program

        On December 5, 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 (see Item 5.D., "Trend Information—The Macroeconomic Environment in the Group's Markets—The Hellenic Republic's Economic Crisis—Recent Macroeconomic Developments in Greece"). These measures include, among others, a prospective bond exchange of floating rate notes used for Greek banks' recapitalization for fixed-rate notes with much longer maturities which has been approved with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State. This exchange will be effected at the bonds' carrying amount as per the Bank's statutory IFRS accounts.

        In this context, up to May 4, 2017, the Bank participated in the Bond Exchange Program with nominal EUR 3,017 million. As at May 4, 2017, the outstanding amount of notes eligible for this program is EUR 5,027 million.

  The Hellenic Republic's Bank Support Plan

        As at July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully paid up and written off. Accordingly, following the definitive expiry of these guarantees, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank's Board of Directors has been ceased. For more information on the Hellenic Republic Bank Support Plan, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic Bank Support Plan".

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions in Greece, in SEE and globally. The global economic recovery continued at a modest pace with global GDP growth of 3.1% year-over-year in 2016, from 3.4% year-over-year in 2015 (according to International Monetary Fund IMF World Economic Outlook, April 2017). Emerging economies remained the main source of growth with Chinese real GDP growth moderating orderly to 6.7% year-over-year, from 6.9% year-over-year in 2015, whereas activity in advanced economies lost some speed.

        Specifically, in the United States a weak first half of 2016, due to inventories' consolidation and a significant pull back in business spending in the energy sector, weighed on full-year growth with real GDP decelerating to 1.6% year-over-year in 2016, from 2.6% year-over-year in 2015. In the euro area, the economy continued to recover gradually as private consumption found support from strong employment gains and improving bank credit conditions. As a result, euro area real GDP advanced by 1.7% year-over-year in 2016, from 2.0% year-over-year in 2015 with net trade exerting a negative contribution. Finally, economic activity in Japan has been resilient due to the gradual improvement in labor market and accommodative monetary and fiscal policies with real GDP increasing by 1.0% year-over-year in 2016, from 1.2% year-over-year in 2015.

        Financial markets weathered many volatility episodes in the course of 2016 with reassuring resilience. The beginning of 2016 (January–February) saw a sudden surge in risk aversion, as the People's Bank of China ("PBC") allowed the renminbi to depreciate sharply against the U.S. Dollar. Furthermore, the result of the UK referendum (June 23, 2016) in favor of leaving the European Union also caught financial markets by surprise with global equities experiencing losses and government bond nominal yields falling significantly. Nevertheless, developed markets equity indices edged significantly higher and nominal long-term government bond yields increased in major advanced economies in the second half of 2016 due to expectations linked with probable fiscal stimulus under the new U.S. Administration. Global corporate credit spreads, both Investment Grade and High Yield, narrowed compared with the end of 2015 as global recession risks have subsidized and investors' search for yield continued. Global financial market conditions remained favorable in the beginning of 2017, despite high policy uncertainty, on the back of still accommodative monetary policies and positive economic momentum.

        Looking forward in 2017, the growth rate of the global economy is expected to pick up pace to 3.5% year-over-year (according to IMF World Economic Outlook, April 2017).This estimate may change given potential negative economic and political developments. A rising protectionism sentiment could hurt global trade and growth prospects. Tighter global financial market conditions—possibly also triggered by a reassessment of the U.S. Federal Reserve interest rate tightening cycle—could result in rising risk premia across major asset classes leading to heightening financial market volatility.

        Moreover, Brexit has initiated a long period of political and economic uncertainty, particularly in Europe. More adverse geopolitical (e.g. refugees crisis escalation) and/or political (legislative elections in France and Germany in 2017, the likelihood of early elections in Italy in the second half of 2017) risks could harm business and consumer confidence while derailing the fragile euro area recovery. In addition, noticeable stress in European banks amid unresolved legacy (e.g. non-performing exposures) issues could reignite the euro area sovereign cum banking crisis. A sharper-than-expected slowdown of the Chinese economy that could bear negative repercussions in both emerging and advanced economies through confidence and currency channels, as well as commodity prices, could add significant downside risks to the global outlook. Finally, any further escalation of geopolitical tensions in the Middle East and in the Ukraine/Russian clash could adversely affect to global economic prospects.

        Monetary policies in advanced economies remain supportive, although a gradual removal of monetary accommodation may unfold in the course of 2017. The U.S. Federal Reserve ("Fed") increased the target for the federal funds interest rate by 25 basis points to 0.5%–0.75% in December 2016 and by 25 basis points to 0.75%–1.0% in March 2017, communicating a gradual and data-dependent tightening path going forward and expecting (as at March 2017) two additional rate increases by end-2017 to 1.25%–1.5%. The U.S. Federal Reserve continues the policy of reinvesting principal payments and to roll-over maturing U.S. Treasuries and agency mortgage backed securities ("MBSs"), albeit the process of balance sheet normalization would likely be appropriate later this year, according to U.S. Federal Reserve. The ECB, amid heightened deflationary pressures, cut its main refinancing rate by 5 basis points to 0.0%, its marginal lending facility rate by 5 basis points to 0.25% and its deposit rate by 10 basis points to –0.4% in March 2016. At the same time, the ECB announced a new series of four TLTROs conducted quarterly between June 2016 and March 2017 with a four year maturity in order to revive bank lending to the private sector (excluding mortgages). In addition, the ECB expanded its monthly purchases under the asset purchase program by EUR 20 billion to EUR 80 billion, until March 2017, and included in its purchases investment grade euro denominated bonds issued by non-bank corporations. In December 2016, the ECB extended its asset purchase program by another nine months (until at least December 2017), albeit at a reduced monthly pace of EUR 60 billion, effectively from April 2017, as deflationary concerns in the euro area economy have lessened. Finally, the Bank of Japan cut interest rates, in January 2016, into negative territory and continues the aggressive expansion of its balance sheet mainly through purchases of Japanese Government bonds at an annual pace of JPY 80 trillion and equity exchange-traded funds' ("ETFs") purchases of JPY 6 trillion per annum. In September 2016, the Bank of Japan introduced its "yield curve control" framework that includes targeting 10 year Japanese government bond yields to remain around zero percent, in order to foster growth and achieve its inflation target of 2%.

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 39.7% of our loans portfolio at December 31, 2015 to 40.8% at December 31, 2016. We have recorded allowances for loan losses for non-accruing loans as at December 31, 2016, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The stabilizing quality of our loan portfolio in terms of lower formation of non-accruing loans in 2016 is reflected in the lower charge in 2016 for provision for loan losses. We have also provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology".

        Non-accruing loans generally remain on our balance sheet significantly longer than would be the case for banks in Western European countries.

        The Group's write off policy prescribes which loans fall into its scope and the criteria that must be met for each type of asset in order for each write off to be approved by the relevant competent committee. Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write off and that the appropriate actions have been taken.

        The following factors are taken into consideration when qualifying a loan for write off: (i) the past due status of the loan; (ii) the existence of collateral held by the Group to secure the loan and the ability to liquidate those collaterals; (iii) the status of legal actions undertaken by the Group as well as the results of recent research of borrower's property (however, completion of such legal actions is not a necessary condition to write off a loan if the claim against the borrower remains even though the loan has been written off); (iv) the existence of other assets held by the borrower identified through available databases; and (v) an assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

        In particular:

  •
  Mortgages should be written off for accounting purposes after a maximum period in past due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

  •
  Unsecured consumer, credit card and SBL exposures are written off for accounting purposes after a maximum period of at least 5 years after the agreement is terminated.

  •
  Corporate and secured small business lending ("SBL") exposures are considered for write off for accounting purposes case by case based on the general requirements (iv) above.

        In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written off for accounting purposes regardless of whether the above criteria are satisfied. Written off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions after consideration of the efforts and cost required.

        Write offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

        See Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience". As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-accruing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". Our credit procedures are intended to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have established centralized credit centers (see Item 4. B., "Business Overview—Corporate and Investment Banking—Special Assets Unit ("SAU")", thereby removing the decision-making discretion for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e., restructuring payments and taking additional collateral) to help them meet their payment obligations (see Item 4. B., "Business Overview—Retail Banking—Retail Collections Unit" and Item 4. B., "Business Overview—Retail Banking—Corporate and Investment Banking" and also Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process—National Bank of Greece—Corporate Banking".

        Outside of Greece, we are in the process of fully harmonizing credit approval and credit review policies throughout the Group's lending operations. See Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process".

Eurosystem Funding

        The economic conditions in Greece since 2008 have restricted our access to the international capital markets for funding, increased the cost of such funding and the need for additional collateral requirements in repurchase contracts and other secured funding arrangements, including those with the Eurosystem. The capital markets, particularly for unsecured funding and funding from the short term interbank market, had been effectively closed to all Greek banks since the end of 2009. During 2014, access to financial markets and interbank funding was briefly re-established. However, between December 1, 2014 and June 22, 2015 (just before the implementation of the capital controls), the uncertainty regarding the financial needs of the Greek government resulted in interbank liabilities not being renewed, and in addition led to significant deposit net outflows of EUR 10.6 billion and the capital markets once again closing to Greek banks. As a result, maturing interbank liabilities were not renewed, or renewed only at higher costs (for details, see also Item 5.B "Liquidity and Capital Resources"). This resulted in the increase by EUR 9.8 billion in Eurosystem exposure as at December 31, 2015.

        Despite the repayment of EUR 2.0 billion of CoCos in December 2016, on December 31, 2016, Eurosystem funding stood at EUR 12.3 billion, a decrease of EUR 11.7 billion when compared to the respective figure as at December 31, 2015. ECB funding was EUR 6.7 billion, while ELA funding amounted to EUR 5.6 billion, a decrease of about EUR 5.8 billion and EUR 5.9 billion, respectively. The main drivers for these developments were the divestment of subsidiaries (Finansbank S.A., NBGI Private Equity Funds and Astir Palace) with proceeds EUR 4.1 billion (including the repayment of EUR 828 million by QNB of subordinated debt that NBG had extended to Finansbank) (see Note 4 to the U.S. GAAP Financial Statements), the access to the secured interbank market, thus replacing ECB funding with repos with financial institutions, in the amount of EUR 4.7 billion and EFSF bonds sales of nominal value EUR 3,249 million. Additionally, the Bank proceeded with a secured borrowing transaction with its consolidated VIE Sinepia D.A.C. by issuing asset-backed bonds involving SME and corporate loans, whose outstanding amount as at December 31, 2016 was EUR 266 million of which EUR 8 million were held by the Bank (see Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity—Securitized loans"). The Bank's customer deposits slightly increased by EUR 0.5 billion compared to December 31, 2015.

        In 2016, the Bank's funding cost, excluding the interest expense on CoCos (see also Item 5.A.,"Operating Results—Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015—Net Interest Income before provision for loan losses"), decreased by 68 basis points, when compared to the respective figure for the year ended December 31, 2015 and stood at 0.47% as at December 31, 2016, due to the significant reduction of ELA funding, as discussed above, and to the ECB's decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. However, the Group is still reliant on the Eurosystem for funding (see Item 3.D "Risk Factors—We currently have limited access in the capital markets for funding and are heavily dependent on the ECB and Bank of Greece, through the ELA, for funding, which access could be affected by changes in the ECB and the Bank of Greece rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds"). Furthermore, the Bank's liquidity buffer during this period remained almost unchanged and stood at EUR 9.7 billion on December 31, 2016, of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 8.8 billion was collateral that could be posted in order to draw liquidity from ELA, while EUR 0.2 billion was collateral that could be used for repos with financial institutions and the remaining EUR 0.6 billion was either in the form of cash or deposited in nostro accounts.

        See also Item 5.A.,"Operating Results—Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015—Net Interest Income before provision for loan losses".

Deposit Base and Deposit Costs

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

        Despite the reversals of deposit trends and increases in the Group's customer deposits during 2014, the uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of EUR 8.7 billion occurred between January 1 and June 22, 2015 (just before the implementation of the capital controls). The ongoing crisis in the Greek economy, in conjunction with the strict international supervisory rules, continued to limit the Bank's access to liquidity from other financial institutions and therefore the Eurosystem remains significant source of liquidity for the Bank (see Item 3.D "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—High outflows of funds from customer deposits could cause an increase in our costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects").

        As at December 31, 2016, the Group's deposits made by Greek residents and foreign customers (excluding interbank deposits) were EUR 40.3 billion, an increase of 0.5% compared to December 31, 2015 (EUR 40.1 billion). The Group's deposits in Greece have increased from EUR 36.4 billion as at December 31, 2015 to EUR 36.6 billion as at December 31, 2016, an increase of 0.7%. Furthermore, in 2016 funding cost from domestic deposits decreased due to time deposits repricing.

        See also Item 5.A.,"Operating Results—Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015—Net Interest Income before provision for loan losses".

        For our deposit base and the funding from the Eurosystem, see Item 5.B "Liquidity and Capital Resources—Liquidity Management".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. The Group received proceeds of EUR 18 million in 2014, EUR NIL million in 2015 and EUR 3 million in 2016 from disposals of various real estate property holdings. In accordance with the Revised Restructuring Plan we entered in December 2015, we expect to continue divestitures of non-core assets in the future when circumstances permit.

Retirement Indemnities—Early Retirement

        On December 9, 2016, the Bank announced to its employees the terms of the VES which applied also to certain domestic subsidiaries. The deadline for applications was on December 22, 2016 and 1,171 employees participated (see Note 40 to the U.S. GAAP Financial Statements). The Group had recognized as at December 31, 2015 relevant provision, in the context of its commitment under the 2015 Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015") to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 and therefore, the cost of the VES did not have an impact on the Group's and the Bank's income statement for the year ended December 31, 2016. It is also estimated that the decrease in the Bank's payroll base on a yearly basis will be approximately EUR 60 million.

        In 2013 and in light of the Group's strategy to streamline its operations and maximize efficiency, a VES had also been implemented. On December 19, 2013, the Bank announced the implementation of the VES. The deadline for employee applications to participate in the VES was December 30, 2013. Approximately 2,500 employees participated in the VES (see Note 40 to the U.S. GAAP Financial Statements). By taking into account the unpaid leave for these employees, the total VES expense amounted to EUR 183 million for the year ended December 31, 2013. It is also estimated that the decrease in the Bank's payroll base on a yearly basis was approximately EUR 155 million.

        Additionally, on September 12, 2014, EH announced the implementation of a voluntary retirement scheme VES. The deadline for employee applications to participate in the VES was September 22, 2014. 29 employees participated in the VES. By taking into account the untaken leave for these employees, the additional VES expense amounted to EUR 4 million for the year ended December 31, 2014.

        Furthermore, due to the fact that banks intensified their efforts to contain operating costs, especially staff costs, a new collective agreement was signed with the Union of Greek bank employees ("OTOE"), leading to a further cut of about 9% (6% effective in July 2013 and 3% effective in the first quarter of 2014).

Pension Reform

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as at August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank contributes EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribed that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013, from 26.5% in 2012, until they reach 13.33% for employees who joined social security prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.33%.

        However, in accordance with Greek Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016, from January 1, 2017, the employer contributions made by the Bank will be reduced equally every year (i.e.: from January 1, 2017: 18.27%, from January 1, 2018: 16.66% and from January 1, 2019: 14.98%) until they reach in 2020 the 13.33% (December 31, 2016: 19.92%). Additionally, the aforementioned law introduced a maximum gross monthly income of EUR 5,860.80, upon which social security contributions are calculated. See also Item 6.D, "Employees".

        In accordance with Greek Law 4052/2012 a new auxiliary fund called Integrated Auxiliary Pension Fund ("ETEA") was established and started on July 1, 2012. Furthermore, in accordance with new Greek Law 4387/2016 article 74, ETEA shall be renamed as "Unified Fund for Auxiliary Insurance and Lump Sum Benefits" ("ETEAEP"). ETEAEP includes, among others, ETEAM and according to transitional provisions of the Greek Law 4052/2012 (, from January 1, 2013, the ETAT is also mandatorily included. These amendments to pensions and pension liabilities would result in increased liabilities for contribution or to cover actuarial or operating deficits in those plans in the future.

        In April 2006, the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined contribution plan, into ETAT. Consequently, the Bank expects to incur a substantial onetime expense, in accordance with an actuarial estimate, which will be commissioned at the time of such merger.

Discontinued operations

        Our selected financial and operating data for the year ended December 31, 2016 has been prepared stating separately continuing operations from discontinued operations, relating to Finansbank, UBB, Interlease E.A.D. and S.A.B.A. in accordance with ASC 205 20 "Discontinued Operations". The selected historical financial data for the years 2015, 2014, 2013 and 2012 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2016, comprise UBB A.D., Interlease E.A.D. and S.A.B.A., whereas for historical data comprise Finansbank A.S., the Private Equity Funds, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A., UBB A.D., Interlease E.A.D. and S.A.B.A. Our discontinued operations are described in Note 4 and Note 17 to the U.S. GAAP Financial Statements.

        Consequently, the discussion of our financial performance for 2016 and outlook mainly focuses on the results of the continuing operations.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as at December 31, 2016.

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

Going concern

        Management concluded that the Bank is a going concern, and consequently that it can prepare its financial statements on a going concern basis, after considering (a) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as set out in Note 3 to the U.S. GAAP Financial Statements, (b) its current access to the Eurosystem facilities, and (c) the Bank's and the Group's CET1 ratio of December 31, 2016. See Note 3 to the U.S. GAAP Financial Statements for a discussion of the factors considered by management in reaching this conclusion.

        Nevertheless, any significant deterioration of the Greek economy due to, for example, adverse developments in the completion of the second review of the Third Program or any delay in the disbursement of funds thereunder, or the cessation of access to Eurosystem facilities, could have an adverse impact on the Bank, which may adversely affect the Bank's and the Group's ability to continue as a going concern.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading loss in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as deposits and long-term debt. For more information on financial instruments designated at fair value, see Note 20, Note 24 and Note 37 to the U.S. GAAP Financial Statements.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. For over-the-counter derivative instruments, this impact is estimated by calculating a separate Credit Value Adjustment ("CVA") for each counterparty, to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a Debt Value Adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2015 and 2016 amounted to a cumulative gain of EUR 201 million and a cumulative gain of EUR 249 million, respectively. The increase is mainly attributed to the change of the Bank's exposure due to decrease of euro Interest Rate Swap rates during the period December 2016 and December 2015. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes ("CSAs") have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this document.

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

        As at December 31, 2016, Level 3 assets amounted to EUR 384 million, which included EUR 8 million in trading assets, EUR 34 million in derivative assets and EUR 342 million in AFS securities. Level 3 assets represent 2.0% of assets measured at fair value (or 0.5% of total assets). As at December 31, 2016 Level 3 liabilities amounted to EUR 24 million, which included EUR 24 million derivative liabilities. Level 3 liabilities represent 0.4% of the liabilities measured at fair value (or 0.0% of total liabilities). Level 3 financial instruments at December 31, 2016 include:

  a)
  Derivative products, which are valued using valuation techniques with significant unobservable inputs, including historical volatility of stock price, as well as certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivative products for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

  b)
  Debt securities issued by foreign financial institutions and companies incorporated outside Greece, for which the fair value was based on prices obtained from the issuer.

  c)
  Greek Government bonds and debt securities issued by companies incorporated in Greece for which the fair value is based on valuation inputs which are not market observable.

        See Note 37 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2016.

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

        Individually significant loans are subject to an impairment test when interest and/or capital is in arrears for a certain period and/or qualitative indications exist, at the assessment date, which demonstrate that the borrower will not be able to meet its obligations. Usually such indications include, but are not restricted to, significant financial difficulty, deterioration of credit rating and the probability of bankruptcy, renegotiation or other financial reorganization procedures. A specific impairment loss is recognized for loans evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows which are expected to be received, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. In estimating these cash flows, management makes judgments about the counterparty's financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired loan is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

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

        Assumptions are regularly reassessed, with the support of qualified actuaries, in order to reflect recent trends from company's experience and management views. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement. Insurance reserves increased to EUR 2.2 billion in 2016 compared to EUR 2.1 billion in 2015 mainly due to the additional reserves of a new single premium product launched in June 2016.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2016 net periodic pension cost was 2.4% compared to 2.0% for 2015. The rate of compensation remained the same as in 2015, at 1.6%. The discount rate increased from 2.0% in 2015 to 2.4% in 2016. The change in assumptions and the difference between actual outcomes and assumptions resulted in net actuarial losses of EUR 19 million in 2016. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 40, "Salary and Employee Benefit", to the U.S. GAAP Financial Statements.

Other-Than-Temporary-Impairment of Greek government bonds as at December 31, 2015

        Management follows the guidance of ASC 320 and is required to exercise judgment in determining whether an Other-Than-Temporary Impairment ("OTTI") has occurred in securities classified as AFS or HTM. The Group has conducted an assessment of whether the decline in fair value below amortized cost is an OTTI.

        During 2015 the Group recognized OTTI charges for Greek government bonds of EUR 24 million, that were in an unrealized loss position as at December 31, 2015 because the Group sold a portion of these debt securities after year end. The unrealized losses for over one year on the remaining Greek government bonds amounted to EUR 6 million and no OTTI was recognized because the Group had neither the intention nor the expectation that it will be required to sell these securities before recovery of their amortized cost basis and the issuer was expected to continue meeting its contractual obligations.

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

        At December 31, 2015 the Group had recognized in total EUR 32 million in respect of OTTI charges in the consolidated income statement with respect to debt and equity securities and mutual funds (see Note 11 of the U.S. GAAP Financial Statements), of which an amount of EUR 24 million related to Greek government bonds and EUR 8 million to equity securities and mutual funds. With respect to the remaining unrealized losses for debt securities, we concluded that the unrealized losses are not other than temporary. To arrive at this conclusion the Group considered that it neither intends nor expects it will be required to sell these securities before the recovery of their amortized cost basis. Furthermore, no credit loss event occurred in respect of the issuers of these debt securities and the issuers were meeting the obligations as per the contractual terms of the securities, therefore we concluded that an OTTI has not occurred. At December 31, 2016, the Group recognized OTTI charges for its available-for-sale and held-to-maturity securities of EUR 3 million.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 188 million at December 31, 2016 (see Note 31 to the U.S. GAAP Financial Statements) is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis").

        A significant piece of objective negative evidence evaluated was the cumulative tax loss incurred over the years ended December 31, 2008, 2009, 2010, 2012, 2013, 2014, 2015 and 2016 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4110/2013 effectively extended the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a five year loss carry forward to an amortization period of 30 annual equal installments.

        Each year management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences. At December 31, 2016 management concluded that due to the existence of history of tax losses it is more appropriate to recognize a valuation allowance of EUR 8,093 million until the Bank returns to profitability.

Impairment of discontinued operations and long-lived assets held for sale as at December 31, 2015

Finansbank:

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On December 21, 2015, the Bank's Board of Directors approved the sale to QNB of NBG Group's 99.81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Shareholders approved the transaction. The agreed consideration for the transaction amounted to EUR 2,750 million. In addition, QNB repaid upon closing the USD 910 million subordinated debt that NBG had extended to Finansbank. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. The closing of the transaction was subject to customary regulatory and corporate approvals and was completed on June 15, 2016 on which date control of Finansbank passed to QNB. As a result, the investment in Finansbank qualified to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift that has a major effect on the Group's operations and financial results. Details of the assets and liabilities to be disposed of are disclosed in Note 17 to the U.S. GAAP Financial Statements.

        Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, measured the assets and liabilities of the discontinued operation at the lower of carrying value or fair value less cost to sell and recognized an impairment loss of EUR 5,478 million during the period ended December 31, 2015 of which EUR 1,763 million related to the goodwill and EUR 96 million to intangibles recognized in the Group's consolidated financial statements. For the remaining amount of EUR 3,619 million, a valuation allowance was recorded against long-lived assets held for sale. The carrying amount of the Group's investment in Finansbank for impairment measurement purposes, included the cumulative unrealized foreign currency translation losses of EUR 2,930 million, as required by ASC 830-30-45-13 through 45-15. On June 15, 2016, the cumulative translation loss adjustment of EUR 3,088 million was derecognized from accumulated other comprehensive income.

NBGI Private Equity Funds:

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100.00% of its interests in the Private Equity Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management ("the Buyers"). The agreed consideration for the transaction amounted to EUR 288 million. Closing of the transaction took place on September 30, 2016 on which date control of the Private Equity Funds passed to the Buyers, after approvals from the Financial Conduct Authority, and antitrust authorities.

The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan. As a result, the investment in Private Equity Funds qualified to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard were met. Details of the assets and liabilities to be disposed of are disclosed in Note 17 to the U.S. GAAP Financial Statements.

        Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, measured the assets and liabilities of the Funds at the lower of carrying value or fair value less cost to sell and recognized an impairment loss of EUR 104 million during the period ended December 31, 2015.

A.  Operating Results

Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015

        Overview.    For the year ended December 31, 2016 we reported a net loss attributable to NBG shareholders of EUR 300 million compared to a net loss of EUR 8,464 million for the year ended December 31, 2015. The decrease in the net loss for the year ended December 31, 2016 is mainly attributed to the decrease in provision for loan losses due to stabilization in the credit quality of the domestic loan portfolio as a result of stabilizing economic conditions and to the decreased loss from discontinuing operations, which amounted to EUR 65 million for the year ended December 31, 2016 compared to EUR 5,210 in the previous year, mainly due to the decreased impairment loss which amounted to EUR 5 million for the year ended December 31, 2016 when compared to EUR 5,585 million for the year ended December 31, 2015. In 2015, impairment loss for discontinuing operations was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in subsidiaries held for sale, including the cumulative translation adjustment of EUR 2,930 million for Finansbank disposal. Impairment loss for discontinuing operations in 2015 includes also impairments relating to goodwill associated with our operations in Bulgaria (see Note 17 to the U.S GAAP Financial Statements). Further positive contribution to the Net loss for 2016, was driven by the EUR 242 million gain from disposal of Astir Palace Vouliagmenis S.A and the Private Equity Funds (see Note 29 to the U.S GAAP Financial Statements) and the EUR 81 million gain on disposal of EFSF bonds and Visa shares (see Note 11 to the U.S GAAP Financial Statements), as part of the completion of the global acquisition of Visa Europe by Visa Inc. during 2016. The above positive changes were partially offset by the increased net trading losses for the year ended December 31, 2016.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2016 was EUR 1,326 million, a decrease of 2.4% compared to EUR 1,358 million in 2015.

However, net interest margin remained stable at 2.6% for 2016 and 2015. The components of our net interest income after provision for loan losses for 2015 and 2016 are reflected in the following table:

	Year ended December 31,
			2015/2016 Change
	2015	2016
	(EUR in millions)		(%)
Interest Income:
Loans	1,778	1,646	(7.4)
Securities available for sale	127	135	6.3
Securities held-to-maturity	93	28	(69.9)
Trading assets	59	59	—
Securities purchased under agreements to resell	1	1	—
Interest-bearing deposits with banks	4	5	25.0
Other	17	17	—

Total interest income	2,079	1,891	(9.0)

Interest Expense:
Deposits	(613)	(344)	(43.9)
Securities sold under agreements to repurchase	(2)	(5)	150.0
Long-term debt	(53)	(22)	(58.5)
Other	(53)	(194)	266.0

Total interest expense	(721)	(565)	(21.6)

Net interest income before provision for loan losses	1,358	1,326	(2.4)
Provision for loan losses	(3,218)	(551)	(82.9)

Net interest income after provision for loan losses	(1,860)	775	(141.7)

        Our total interest income decreased by 9.0% to EUR 1,891 million for 2016, from EUR 2,079 million for 2015. Group interest income from loans in 2016 decreased by 7.4% compared with 2015, reflecting mainly the deleveraging of our retail portfolio and the reduction in lending rates linked to Euribor. Interest income from securities held-to-maturity decreased significantly due to the tainting of the portfolio (see Note 11 to the U.S. GAAP financial statements) and the subsequent reclassification of the securities into the available-for-sale category. Due to this reason interest income from securities available-for-sale portfolio has increased albeit to a lesser extent mainly due to decreased yields on floating rate instruments linked to Euribor and the disposal of the EFSF bonds.

        Total interest expense decreased by 21.6% to EUR 565 million for 2016, from EUR 721 million for 2015 due to lower yields on Group's deposits during the year and due to decreased Eurosystem funding. Interest expense on deposits decreased by 43.9% for 2016 when compared with 2015. During 2016 private and public deposits have increased slightly when compared to 2015, however the significant shift to lower yield savings and sight deposits in 2016 from higher yield time deposits in 2015 together with the continued downwards repricing of domestic deposits throughout 2016 resulted in a significant decrease in Group's deposits interest expense for the year ended December 31, 2016 compared to the previous year. Additionally, interest expense on Eurosystem funding decreased to EUR 106 million in 2016 from EUR 210 million in the previous year mainly due to the significant decrease in the ELA funding cost from EUR 177 million in 2015 to EUR 103 million in 2016, as a result of significant reduction of ELA funding from EUR 11.5 billion in 2015 to EUR 5.6 billion in 2016.

        Other interest expense decreased by EUR 141 million in 2016 compared to previous year, due to interest expense for the CoCos, issued in 2015 and repaid in 2016, for which the amount recognized in 2016 was EUR 157 million, compared to EUR 11 million for the previous year.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement decreased from EUR 3,218 million in 2015 to EUR 551 million in 2016 or a decrease of 82.9%. The domestic provision for loan losses charged to the income statement amounted to EUR 480 million in 2016 compared to EUR 3,158 million in 2015, or a decrease of 84.8% despite the fact our write-offs significantly increased in the year. The decrease in the provision charge is due to the stabilizing quality of our loan portfolio in terms of lower formation of non-accruing loans resulting in lower provision for loan losses in 2016. The provision for foreign loans losses charged to the income statement amounted to EUR 71 million in 2016 compared to EUR 60 million in 2015.

        In line with the targeted NPE reduction of EUR 8.5 billion agreed with the SSM, in 2016 we proceeded with write offs of domestic loans for which we have assessed that there are no further collections expected and against which a 100% loan loss allowance was recorded.

        Total write-offs as at December 31, 2016 amounted to EUR 1,447 million, an increase of EUR 1,268 million compared to 2015. Domestic write-offs as at December 31, 2016 amounted to EUR 1,378 million and foreign write-offs amounted to EUR 69 million, compared to EUR 157 million and EUR 22 million respectively as at December 31, 2015. Domestic write-offs as at December 31, 2016 mainly relate to corporate loans individually assessed, other consumer loans and credit cards. Domestic consumer loans write-offs as at December 31, 2016 amount to EUR 711 million and domestic commercial loans write-offs as at December 31, 2016 amount to EUR 667 million.

        Total impaired loans as at December 31, 2016 amounted to EUR 22,672 million, a decrease of EUR 1,084 million from EUR 23,756 million at December 31, 2015. Domestic impaired loans amounted to EUR 21,416 million and foreign impaired loans amounted to EUR 1,256 million, a decrease of 4.2% and 10.3% respectively since December 31, 2015, mainly due to write-offs (see Note 13 to the U.S. GAAP Financial Statements and see also, Item 5.D, "Trend Information").

        The domestic commercial impaired loans before write offs increased by 3.7% from EUR 9,682 million as at December 31, 2015 to EUR 10,041 million as at December 31, 2016, whereas the domestic consumer impaired loans before write offs decreased by 0.6% from EUR 12,831 million as at December 31, 2015 to EUR 12,753 million as at December 31, 2016.

        The decrease in non-accruing domestic loans as at December 31, 2016, by EUR 359 million to EUR 19,288 or 1.8% is due to the stabilization of the quality of our portfolio given the lower formation of non-accruing loans and write-offs of EUR 1,378 million. Foreign non-accruing loans as at December 31, 2016 amounted to EUR 1,044 million, decreased by EUR 58 million or 5.3% compared to December 31, 2015.

Analysis of the change in the allowance for loan losses

	2015	2016
	(EUR in millions)
Balance at beginning of year	8,247	11,298
Provision for loan losses	3,218	551
Write-offs	(179)	(1,447)
Recoveries	8	5

Net Write-offs	(171)	(1,442)
Sale of impaired loans	—	(1)
Translation differences	4	(5)

Balance at end of year	11,298	10,401

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2016, amounted to EUR 10,401 million, a decrease of EUR 897 million, or 7.9% compared to December 31, 2015. As at December 31, 2016, allowance for impaired domestic and foreign loans losses amounted to EUR 9,722 million and EUR 473 million respectively, a decrease of 8.0% and 4.8% respectively, compared to December 31, 2015. The decrease is due to write-offs.

        The allowance for loan losses as a percentage of total loans decreased from 21.6% as at December 31, 2015, to 20.9% as at December 31, 2016, due to write-offs. The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2016, was 45.0%, lower by 163 basis points from the ratio of 46.6% at December 31, 2015. In the domestic portfolio, the impaired coverage ratio decreased by 189 basis points from 47.3% at December 31, 2015 to 45.4% at December 31, 2016, due to write-offs. The impaired coverage ratio for the foreign portfolio at December 31, 2016, increased by 202 basis points since December 31, 2015, from 35.6% to 37.7%.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2016, was 50.1%, lower by 321 basis points from 53.4% at December 31, 2015, due to write-offs.

        The non-accruing coverage ratio for the foreign portfolio decreased by 3 basis points since December 31, 2015.

	Year ended December 31,
Components of allowances for loan losses	2015	2016	2015/2016	Change
	(EUR in millions)			%
Specific allowances	3,708	3,373	(335)	(9.0)
Coefficient analysis	740	609	(131)	(17.7)
Homogeneous analysis	6,351	5,931	(420)	(6.6)
Foreign loans	499	488	(11)	(2.2)

Total loan loss allowances	11,298	10,401	(897)	(7.9)

        All domestic components of our loan allowances for loan losses decreased during 2016.

        Homogeneous allowances decreased from EUR 6,351 million as at December 31, 2015 to EUR 5,931 million as at December 31, 2016. This is in line with the decrease of our retail non-accruing loans due to write-offs during the same period.

        Specific allowances decreased during 2016 from EUR 3,708 million as at December 31, 2015, to EUR 3,373 million as at December 31, 2016. Specific allowances mainly include corporate loans, as well as small business loans to a lesser extent. This decrease is mainly attributable to write-offs.

        Coefficient allowances decreased from EUR 740 million as at December 31, 2015, to EUR 609 million as at December 31, 2016, also reflecting the decrease of our non-accruing loans due to write-offs.

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

        Non-interest Income.    Non-interest income in 2016 was EUR 948 million, compared to EUR 1,071 million for 2015. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2015 and 2016:

	Year ended December 31,
			2015/2016 Change
	2015	2016
	(EUR in millions)		(%)
Credit card fees	37	50	35.1
Service charges on deposit accounts	9	14	55.6
Other fees and commissions	249	234	(6.0)
Net trading gains / (losses)	206	(320)	(255.3)
Equity in earnings of investees and realized gains/(losses) on disposals	2	1	(50.0)
Income from insurance operations	477	517	8.4
Other	121	353	191.7

Total non-interest income excluding gains / (losses) on investment securities	1,101	849	(22.9)

Net realized gains on sales of available-for-sale securities	1	102	—
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(31)	(3)	(90.3)

Net gains / (losses) on available for sale and held to maturity securities	(30)	99	430.0

Total non-interest income	1,071	948	(11.5)

        The Group engages mainly in vanilla interest rate swaps in order to hedge economically its exposure to interest rates in the long term. The net trading gain of EUR 206 million for the year ended December 31, 2015 was mainly due to the fact that interest rates, especially the long end of the curve (10 to 25 year tenors) increased slightly creating a moderate gain for the year then ended. The losses for the year ended December 31, 2016 were mainly attributed to interest rates decrease, creating losses for our derivatives positions. Additionally net trading income for 2015 includes gains of EUR 122 million from the bilateral credit valuation adjustment ("BCVA") on our derivative positions (net derivative liability position), as a result of the deterioration of the Bank creditworthiness during 2015 compared to EUR 48 million gains in 2016.

        OTTI in 2016 consisted of EUR 3 million OTTI charges on equity securities with significant and prolonged unrealized losses or with an OTTI recognized in previous periods.

        During 2015 the Group recognized OTTI charges of EUR 23 million for Greek government bonds, which as at December 31, 2015 were in an unrealized loss position and the Group sold a portion of these bonds subsequent to year end. Furthermore, in 2015 EUR 4 million OTTI was recognized for all equity securities for which either prolonged and significant unrealized losses existed as at December 31, 2015 or an OTTI was recognized in previous periods and as at December 31, 2015 were in an unrealized loss position (see Note 11 to the U.S. GAAP Financial Statements). Additionally, an OTTI of EUR 4 million was recognized for mutual funds which presented prolonged and significant unrealized losses as at December 31, 2015. Income from insurance operations have increased in 2016, to EUR 517 million from EUR 477 million compared in 2015, mainly due to a new single premium product launched within June 2016.

        Other non-interest income for the year ended December 31, 2016, included gains of EUR 203 million and EUR 39 million from the disposal of Astir Palace Vouliagmenis S.A. and Private Equity Funds, respectively (see note 29 to the U.S. GAAP Financial Statements).

        Non-interest Expense.    Non-interest expense in 2016 was EUR 1,981 million, decreased by 18.4% compared to EUR 2,429 million for 2015.

	Year ended December 31,
			2015/2016 Change
	2015	2016
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	766	738	(3.7)
Occupancy and equipment expense	85	78	(8.2)
Amortization and depreciation	115	100	(13.0)
Impairment of goodwill	115	2	(98.3)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	306	509	66.3
Other non-interest expense and deposit insurance premium	1,042	554	(46.8)

Total non-interest expense	2,429	1,981	(18.4)

        Salaries, employee benefits and voluntary early retirement schemes decreased slightly by 3.7% and amounted to EUR 738 million in 2016 from EUR 766 million in 2015 due to the continuous efforts of the Group for effectively controlling wages and related employee benefits costs.

        Impairment of goodwill of EUR 115 million in 2015 relates mainly to our private equity business classified as held-for-sale in 2015 and disposed in 2016.

        Insurance claims, reserves movement, commissions and reinsurance premium ceded increased by 66.3% in 2016, compared to 2015, mainly due to the change in the valuation of insurance reserves during 2016.

        Other non-interest expense and deposit insurance premium decreased by 46,8% when compared to 2015, due to decreased Pillar II & III fees, non-recurring VES provisions in 2015 and decreased deposit insurance premium during 2016 when compared to the previous year. Specifically, as of March 30, 2016 the bank cancelled Pillar III notes and as of July 22, 2016 the Pillar II securities issued by the Bank under Hellenic Republic guarantees, have been fully repaid. The elimination of Pillar II & III issues during 2016, resulted in a substantial decrease of the related commissions expense by EUR 143 million compared to 2015. Additionally, during 2015 the Group has formed a provision of EUR 118 million in respect of the VES that took place during December 2016. Furthermore in 2015, our EH subsidiary recognized an one-off provision related to a specific legal case amounting to EUR 15 million. Deposit insurance premium during 2015 included an one-off contribution to cover the cost of the resolution of Panellinia Bank which amounted to EUR 12 million.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2016, the Group reported loss before income tax of EUR 258 million compared to loss before income tax of EUR 3,218 million in 2015.

        Income Tax Expense.    In 2016, we recognized a current tax expense of EUR 23 million and a deferred tax benefit of EUR 45 million compared to a current tax expense of EUR 73 million and a deferred tax benefit of EUR 34 million in 2015. In 2016 deferred tax benefit mainly relates to the Bank's decrease in the deferred tax asset recognized in other comprehensive income, (mainly due to available-for-sale reserve gains in 2016), for which, under US GAAP, the corresponding decrease in the valuation allowance (credit) is recorded in the Income Statement. Our total tax credit in 2016 amounted to EUR 22 million compared to expense of EUR 39 million in 2015. The applicable Greek statutory corporation income tax rate for 2016 and 2015 was 29%.

        Net Income/(Loss) from continuing operations.    For the reasons discussed above, net loss from continuing operations was EUR 236 million for 2016, compared to net loss of EUR 3,257 million for 2015.

        Net Income/(Loss) from discontinuing operations.    Net loss from discontinuing operations for the year ended December 31, 2016 amounted to EUR 65 million, while for the year ended December 31, 2015 net loss from discontinuing operations amounted to EUR 5,210 million. For the year ended December 31, 2015, the loss from discontinuing operations included an impairment loss of EUR 5,585 million which was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in the subsidiaries held for sale, which for impairment purposes, included the cumulative translation adjustment of EUR 2,930 million for the Finansbank disposal.

        Net Income/(Loss) Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 300 million for 2016, compared to EUR 8,464 million for 2015.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. As at December 31, 2016, 7.6% of the Group's liabilities, excluding liabilities directly associated with long-lived assets classified as held for sale and 9.1% of the Group's assets excluding long-lived assets classified as held for sale were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2015 compared with the year ended December 31, 2014

        Overview.    For the year ended December 31, 2015 we reported a net loss attributable to NBG shareholders of EUR 8,464 million compared to a net loss of EUR 2,477 million for the year ended December 31, 2014. The increase in the net loss for the year ended December 31, 2015 is mainly attributed to the increase in provision for loan losses due to the deterioration in the quality of the domestic loan portfolio as a result of the intense political uncertainty and adverse economic conditions, to the impairment loss from discontinuing operations which was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in Finansbank which, for impairment purposes, includes the cumulative translation adjustment of EUR 2,930 million and other impairments relating to goodwill associated with our Private Equity Funds operations and the investment in Bulgaria. These losses were partially offset by net trading gains of EUR 206 million in 2016 compared to losses of EUR 1,097 million in 2014.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2015 was EUR 1,358 million, a decrease of 7.6% compared to EUR 1,470 million in 2014.

Net interest margin for 2015 was 2.6% for 2015 and 2.7% for 2014. The components of our net interest income after provision for loan losses for 2014 and 2015 are reflected in the following table:

	Year ended December 31,
			2015/2014 Change
	2014	2015
	(EUR in millions)		(%)
Interest Income:
Loans	1,996	1,778	(10.9)
Securities available for sale	189	127	(32.8)
Securities held-to-maturity	115	93	(19.1)
Trading assets	57	59	3.5
Securities purchased under agreements to resell	1	1	0.0
Interest-bearing deposits with banks	1	4	300.0
Other	20	17	(15.0)

Total interest income	2,379	2,079	(12.6)

Interest Expense:
Deposits	(795)	(613)	(22.9)
Securities sold under agreements to repurchase	(21)	(2)	(90.5)
Long-term debt	(39)	(53)	35.9
Other	(54)	(53)	(1.9)

Total interest expense	(909)	(721)	(20.7)

Net interest income before provision for loan losses	1,470	1,358	(7.6)

Provision for loan losses	(1,767)	(3,218)	82.1

Net interest income after provision for loan losses	(297)	(1,860)	526.3

        Our total interest income decreased by 12.6% to EUR 2,079 million for 2015, from EUR 2,379 million for 2014. Group interest income from loans in 2015 decreased by 10.9% compared with 2014, reflecting mainly the reduction in lending rates linked to Euribor, the deleveraging of our retail portfolio and the increase in non-accruing loans. Interest income from securities available for sale significantly decreased, mainly due to decreased yields on floating rate instruments linked to Euribor. Interest income from trading securities has increased in line with the slight increase in the trading portfolio.

        Total interest expense decreased by 20.7% to EUR 721 million for 2015, from EUR 909 million for 2014 due to both lower deposit volumes and deposit yields. Interest expense on deposits decreased by 22.9% for 2015 compared with 2014. This was mainly attributed to the significant outflow of customer deposits, due to political uncertainty that prevailed in the Greek economy during the year and until the end of June 2015 when capital controls were imposed and to the lower rates paid in 2015 compared with 2014, as a result of the continued downwards repricing of domestic deposits throughout the year. Deposits from public and private sector excluding interbank, decreased drastically, for the reasons outlined above to EUR 40.1 billion from EUR 47.7 billion representing a decrease of 16.0%. This decrease was counterbalanced by a significant increase in interbank balances of EUR 9.0 billion, to EUR 24.1 billion in 2015 from EUR 15.8 billion in 2014, which includes mainly ECB and ELA funding of EUR 24.0 billion in 2015 from EUR 14.2 billion in 2014. As a result the decreased interest expense for customer deposits was offset, by the increased interest expense for ELA funding during the year ended December 31, 2015.

Provisions for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 1,767 million in 2014 to EUR 3,218 million in 2015 or an increase of 82.1%. The domestic provision for loan losses charged to the income statement amounted to EUR 3,158 million in 2015 compared to EUR 1,696 million in 2014, or an increase of 86.2%. The increase is due to the deterioration of the quality of our portfolio due to the worse than anticipated performance of the Greek economy and increased political uncertainty. The provision for foreign loans losses charged to the income statement amounted to EUR 60 million in 2015 compared to EUR 71 million in 2014.

        Total impaired loans as at December 31, 2015 amounted to EUR 23,756 million, an increase of EUR 3,629 million from EUR 20,127 million at December 31, 2014. Domestic impaired loans amounted to EUR 22,356 million and foreign impaired loans amounted to EUR 1,400 million, increased by 19.8% and decreased by 4.2% respectively since December 31, 2014 (see Note 13 to the U.S. GAAP Financial Statements).

        Domestic impaired loans increased as at December 31, 2015 as a consequence of the worse than anticipated macroeconomic trend in 2015 (see also, Item 5.D, "Trend Information").

        The residential mortgages portfolio of our domestic portfolio deteriorated significantly in 2015, with impaired balances increasing by EUR 1,625 million to EUR 8,937 million as at December 31, 2015 from EUR 7,312 million as at December 31, 2014, mainly due to the substantial impact of the recession on borrowers' debt servicing. Domestic other commercial impaired loans amounted to EUR 6,869 million as at December 31, 2015. Foreign impaired loans as at December 31, 2015 amounted to EUR 1,400 million, decreased by EUR 59 million or 4.0% compared to December 31, 2014.

        The increase in non accruing domestic loans as at December 31, 2015, by EUR 3,042 million to EUR 19,647 or 18.3% is due to the deterioration of the quality of our portfolio given the aforementioned factors. Foreign non accruing loans as at December 31, 2015 amounted to EUR 1,102 million, decreased by EUR 71 million or 6.1% compared to December 31, 2014.

        Total write offs as at December 31, 2015 amounted to EUR 179 million, an increase of EUR 46 million compared to 2014. Domestic write offs as at December 31, 2015 amounted to EUR 157 million and foreign write offs amounted to EUR 22 million, an increase of 46.7% and a decrease of 15.4% respectively, from the same period in 2014.

Analysis of the change in the allowance for loan losses

	2014	2015
	(EUR in millions)
Balance at beginning of year	6,652	8,247
Provision for loan losses	1,767	3,218
Write-offs	(133)	(179)
Recoveries	9	8

Net write-offs	(124)	(171)
Sale of impaired loans	(25)	—
Translation differences	(23)	4

Balance at end of year	8,247	11,298

        Total allowance for loan losses (impaired and non impaired loans) at December 31, 2015, amounted to EUR 11,298 million, an increase of EUR 3,051 million, or 37.0% compared to December 31, 2014. As at December 31, 2015, allowance for impaired domestic and foreign loans losses amounted to EUR 10,571 million and EUR 497 million respectively, an increase of 38.2% and 9.7% respectively, compared to December 31, 2014.

        The allowance for loan losses as a percentage of total loans increased from 15.5% as at December 31, 2014, to 21.6% as at December 31, 2015. This increase reflects the increased balance of impaired and non accruing loans in our portfolio and the higher loss rates applied to most classes of the domestic loan portfolio due to the deterioration in economic conditions.

        The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2015, was 46.6%, higher by 632 basis points from the ratio of 40.3% at December 31, 2014. In the domestic portfolio, the impaired coverage ratio increased by 630 basis points from 41.0% at December 31, 2014 to 47.3% at December 31, 2015. This increase is due to the increased balance of impaired and non accruing loans and the higher loss rates applied to the impaired domestic portfolio. The impaired coverage ratio for the foreign portfolio at December 31, 2015, increased by 452 basis points since December 31, 2014, from 31.0% to 35.6%

        The ratio of allowance for loan losses for impaired loans to non accruing loans ("non accruing coverage ratio") at December 31, 2015, was 53.4%, higher by 777 basis points from the ratio of 45.6% at December 31, 2014.

        The non accruing coverage ratio for the foreign portfolio increased by 654 basis points since December 31, 2014, as a result of the higher loss rates applied to foreign impaired and non accruing loans.

Components of allowances for loan losses

	Year ended December 31,
	2014	2015	2014/2015%
	(EUR in millions)
Specific allowances	2,330	3,708	1,378	59.1
Coefficient allowances	330	740	410	124.2
Homogeneous allowances	5,128	6,351	1,223	23.8
Foreign loans	459	499	40	8.7

Total loan loss allowances	8,247	11,298	3,051	37.0

        All domestic components of our loan allowances for loan losses have increased during 2015.

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

        Coefficient allowances increased from EUR 330 million as at December 31, 2014, to EUR 740 million as at December 31, 2015, also reflecting the increase of our non accruing loans and increased loss rates.

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

        Non-interest Income.    Non-interest income in 2015 was EUR 1,071 million, compared to non-interest loss of EUR 7 million for 2014. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2014 and 2015:

	Year ended December 31,
			2015/2014 Change
	2014	2015
	(EUR in millions)		(%)
Credit card fees	29	37	27.6
Service charges on deposit accounts	14	9	(35.7)
Other fees and commissions	286	249	(12.9)
Net trading gains / (losses)	(1,097)	206	—
Equity in earnings of investees and realized gains/(losses) on disposals	5	2	(60.0)
Income from insurance operations	508	477	(6.1)
Other	158	121	(23.4)
Total non-interest income / (loss) excluding gains / (losses) on investment securities	(97)	1,101	—
Net realized gains/(losses) on sales of available-for-sale securities	95	1	(98.9)
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(5)	(31)	520.0
Net gains / (losses) on available for sale and held to maturity securities	90	(30)	(133.3)
Total non-interest income / (loss)	(7)	1,071	—

        The net trading loss of EUR 1,097 million in 2014 was mainly due to the fact that during 2014, interest rates, especially in the long end of the curve (10 to 25 year tenors) declined significantly resulting in a significant loss in our derivatives positions. The gain of EUR 206 million for the year ended December 31, 2015 was mainly due to the fact that the respective tenors of yield curves increased during the current year, creating a net trading gains for the year then ended. Additionally net trading income for 2015 includes EUR 122 million gain from the BCVA on our derivative positions (net derivative liability position), as a result of the deterioration of the Bank's creditworthiness during 2015, compared to EUR 51 million gain in 2014.

        OTTI in 2015 consists of OTTI charges of EUR 23 million for Greek government bonds, which as at December 31, 2015 were in an unrealized loss position and the Group sold a portion of these bonds subsequent to year end. Furthermore, in 2015 EUR 4 million OTTI was recognized for all equity securities for which either prolonged and significant unrealized losses existed as at December 31, 2015 or an OTTI was recognized in previous periods and as at December 31, 2015 were in an unrealized loss position (see Note 11 to the U.S. GAAP Financial Statements). Additionally, an OTTI of EUR 4 million for the year ended December 31, 2015 was recognized for mutual funds which presented prolonged and significant unrealized losses as at December 31, 2015.

        Income from insurance operations has slightly decreased in 2015, to EUR 477 million from EUR 508 million compared to 2014, mainly due to lower gross written premiums in the motor line of business, as a result of the difficulties that the Greek economy faces.

        Non-interest Expense.    Non-interest expense in 2015 was EUR 2,429 million, increased by 5.6% compared with EUR 2,301 million for 2014.

	Year ended December 31,
			2014/2015 Change
	2014	2015
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	780	766	(1.8)
Occupancy and equipment expense	88	85	(3.4)
Amortization and depreciation	109	115	5.5
Impairment of goodwill	58	115	98.3
Insurance claims, reserves movement, commissions and reinsurance premium ceded	256	306	19.5
Other non-interest expense and deposit insurance premium	1,010	1,042	3.2
Total non-interest expense	2,301	2,429	5.6

        Salaries, employee benefits and voluntary early retirement schemes decreased slightly by 1.8% and amounted to EUR 766 million in 2015 from EUR 780 million in 2014 due to the continuous efforts of the Group for effectively controlling wages and related employee benefits costs.

        Impairment of goodwill of EUR 115 million in 2015 and EUR 58 million in 2014, relates mainly to our private equity business (see Note 17 to the U.S. GAAP Financial Statements)

        Insurance claims, reserves movement, commissions and reinsurance premium ceded increased by 19.5% in 2015, compared to 2014, primarily due to the lower insurance reserves in health compared to 2014, resulting from the decrease of the related portfolio and the revision of the assumptions.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2015, the Group reported loss before income tax of EUR 3,218 million compared to loss before income tax of EUR 2,605 million in 2014.

        Income Tax Expense.    In 2015, we recognized a current tax expense of EUR 73 million and a deferred tax benefit of EUR 34 million compared to a current tax credit of EUR 2 million and a deferred tax expense of EUR 63 million in 2014. Our total tax expense in 2015 amounted to EUR 39 million compared to EUR 61 million in 2014. The applicable Greek statutory corporation income tax rate for 2015 increased to 29% from 26% for 2014.

        Net Income/(Loss) from continuing operations.    For the reasons discussed above, net loss from continuing operations was EUR 3,257 million for 2015, compared to net loss of EUR 2,666 million for 2014.

        Net Income/(Loss) from discontinuing operations.    Net loss from discontinued operations for the year ended December 31, 2015 amounted to EUR 5,210 million while for the year ended December 31, 2014 net income from discontinued operations amounted to EUR 193 million. For the year ended December 31, 2015, the loss from discontinuing operations included an impairment loss of EUR 5,583 million which was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in subsidiaries disposed of and for impairment purposes, includes the cumulative translation adjustment of EUR 2,930 million for Finansbank disposal.

        Net Income/(Loss) Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 8,464 million for 2015, compared to EUR 2,477 million for 2014.

        Exchange Rate Exposure.    As at December 31, 2015, 7.1% of the Group's liabilities excluding liabilities directly associated with long-lived assets classified as held for sale and 9.1% of the Group's assets excluding long-lived assets classified as held for sale were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

Special Assets Unit

        Since 2015, in order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU.

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

Breakdown by business segment

12-month period ended December 31, 2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	535	571	132	188	49	191	—	116	1,782
Net fee and commission income	86	85	6	(35)	3	43	—	4	192
Other	13	(37)	(13)	(160)	70	19	—	198	90

Total operating income	634	619	125	(7)	122	253	—	318	2,064

Direct costs	(426)	(40)	(11)	(45)	(69)	(178)	—	(15)	(784)
Allocated costs and provisions(1)	(482)	(274)	(164)	(24)	(14)	(32)	—	(204)	(1,194)
Share of profit of equity method investments	—	—	—	1	1		—	(1)	1

Profit / (Loss) before tax	(274)	305	(50)	(75)	40	43	—	98	87

Tax benefit / (expense)									(34)
Profit for the Period from Continuing operations									53
Non-controlling interests Profit / (loss) for the period from discontinued operations									27
Profit for the Period for discontinued operations						48	(2,961)		(2,913)

Loss attributable to NBG equity holders									(2,887)

Segment assets as at December 31, 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and Current income tax advance									5,674
Non-current Assets held for Sale									3,725

Total assets									78,531

Segment liabilities as at December 31, 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109	—	8,183	67,928
Deferred tax liabilities and Current income tax advance									17
Liabilities associated with non-current assets held for sale									2,999

Total liabilities									70,944

Other Segment items
Depreciation and amortization	12	2	—	1	9	11	—	74	109
Credit provisions and other impairment charges	198	237	141	2	8	33	—	190	809
Non-current assets additions	13	5	—	1	6	13	—	97	135

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	521	601	176	101	45	192	—	129	1,765
Net fee and commission income / (loss)	81	83	7	(175)	4	46	—	(2)	44
Other	10	(13)	(12)	(72)	80	11	—	(33)	(29)

Total operating income / (loss)	612	671	171	(146)	129	249	—	94	1,780

Direct costs	(436)	(47)	(9)	(46)	(83)	(185)	—	(42)	(848)
Allocated costs and provisions(1)	(1,829)	(1,106)	(848)	(127)	(28)	(67)	—	(537)	(4,542)
Share of profit of equity method investments	—	—	—	1	1	—	—	—	2

Profit / (Loss) before tax	(1,653)	(482)	(686)	(318)	19	(3)	—	(485)	(3,608)

Tax benefit / (expense)									1,000
Profit for the Period from Continuing operations									(2,608)
Non-controlling interests Profit / (loss) for the period from discontinued operations									29
Profit for the Period for discontinued operations						16	(1,606)		(1,590)

Loss attributable to NBG equity holders									(4,227)

Segment assets as at December 31, 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557		18,940	77,733
Deferred tax assets and Current income tax advance									5,675
Non-current Assets held for Sale									27,767

Total assets									111,175

Segment liabilities as at December 31, 2015
Segment liabilities	35,240	120	79	24,925	2,259	6,963	—	8,103	77,689
Deferred tax liabilities and Current income tax advance									19
Liabilities associated with non-current assets held for sale									23,643

Total liabilities									101,351

Other Segment items
Depreciation and amortization	10	3	—	1	9	13	—	75	111
Credit provisions and other impairment charges	1,548	1,069	826	(10)	34	67	—	641	4,175
Non-current assets additions	7	9	—	4	5	20	—	134	179

(1)
Includes depreciation and amortization on investment property, property & equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

        To facilitate the comparison of the segment analysis for the year ended December 31, 2015 with the year ended December 31, 2014 we present for 2015 the SAU segment incorporated into the retail and corporate business segments.

        The balances of the years ended December 31, 2015 and 2014 presented below, have been restated for discontinuing operations UBB, S.A.B.A. and Interlease.

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	559	739	—	101	45	192	—	129	1,765
Net fee and commission income / (loss)	82	89	—	(175)	4	46	—	(2)	44
Other	5	(20)	—	(72)	80	11	—	(33)	(29)

Total operating income / (loss)	646	808	—	(146)	129	249	—	94	1,780

Direct costs	(440)	(52)	—	(46)	(83)	(185)	—	(42)	(848)
Allocated costs and provisions(1)	(2,022)	(1,761)	—	(127)	(28)	(67)	—	(537)	(4,542)
Share of profit of equity method investments				1	1	—	—	—	2

Profit / (Loss) before tax	(1,816)	(1,005)	—	(318)	19	(3)	—	(485)	(3,608)

Segment assets as at December 31, 2015
Segment assets	20,453	13,027	—	13,000	2,756	9,557	—	18,940	77,733
Deferred tax assets and Current income tax advance									5,675
Non-current Assets held for Sale									27,767

Total assets									111,175

Segment liabilities as at December 31, 2015
Segment liabilities	35,250	189	—	24,925	2,259	6,963	—	8,160	77,746
Deferred tax liabilities and Current income tax advance									19
Liabilities associated with non-current assets held for sale									23,643

Total liabilities									101,408

Other Segment items
Depreciation and amortization	10	3	—	1	9	13	—	75	111
Credit provisions and other impairment charges	1,734	1,709	—	(10)	34	67	—	641	4,175
Non-current assets additions	7	9	—	4	5	20	—	134	179

(1)
Include depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	—	189	55	190	—	119	1,869
Net fee and commission income / (loss)	72	98	—	(125)	5	96	—	(4)	142
Other	23	(63)	—	(105)	103	(50)	—	(45)	(137)

Total operating income / (loss)	668	778	—	(41)	163	236	—	70	1,874

Direct costs	(456)	(47)	—	(50)	(90)	(156)	—	(52)	(851)
Allocated costs and provisions(1)	(1,569)	(755)	—	(66)	(9)	(60)	—	(405)	(2,864)
Share of profit of equity method investments	—	—	—	(2)	1	1	—	1	1

Profit / (Loss) before tax	(1,357)	(24)	—	(159)	65	21	—	(386)	(1,840)

Segment assets as at December 31, 2014
Segment assets	22,227	12,177	2,587	11,261	2,613	9,427	27,220	23,154	110,666
Deferred tax assets and Current income tax advance									4,546

Total assets									115,212

Segment liabilities as at December 31, 2014
Segment liabilities	37,913	909	101	25,127	2,092	4,330	22,754	8,149	101,375
Deferred tax liabilities and Current income tax advance									119
Held for sale									4,330

Total liabilities									104,746

Other Segment items
Depreciation and amortization	14	3	—	1	8	13	—	79	118
Credit provisions and other impairment charges	1,287	694	—	—	59	59	—	356	2,455
Non-current assets additions	5	13	—	32	4	37	418	340	849

(1)
Include depreciation and amortization of investment property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment analysis for year ended December 31, 2016 compared to the year ended December 31, 2015 based on IFRS

        The Group's overall decrease in loss before tax for the year ended December 31, 2016 is primarily attributed to the significantly decreased credit provisions and other impairment charges of EUR 809 million in 2016 compared to EUR 4,175 million in 2015, driven mainly by the stabilized economic conditions of the Greek economy during the current year as opposed with the political uncertainty and the resulting difficulties that the Greek economy faced during 2015, which led to the improvement of the credit quality of our loan portfolio during the current year.

        Loss before tax in our retail banking segment for the year ended December 31, 2016 decreased significantly to EUR 274 million from EUR 1,653 million. The decreased losses before tax are mainly due to decreased credit provisions which amounted to EUR 198 million for the year ended December 31, 2016 compared to EUR 1,548 million in 2015. Furthermore, costs were slightly improved to EUR 426 million in 2016 from EUR 436 million in 2015, reflecting continuing efforts of the Group for controlling costs. The slight increase in the net interest income of the retail segment, has also contributed to the decreased loss before tax, and amounted to EUR 535 million for the year ended December 31, 2016 from EUR 521 million in 2015. The deleveraging of the retail portfolio also continued in 2016, and the Bank continued its restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps and extended loan maturities.

        Our Corporate & Investment banking segment presented net profit of EUR 305 million for the year ended December 31, 2016 from net losses of EUR 482 million in the previous year. The turn is mainly attributable to the significant decrease in credit provisions from EUR 1,069 million in 2015 to EUR 237 million in 2016. Net interest income slightly decreased during the year ended December 31, 2016 and amounted to EUR 571 million compared to EUR 601 million for the year ended December 31, 2015 due to the reduction of the lending rates linked to Euribor. The Bank still retains its conservative approach to new commercial lending, with a greater focus on healthy and larger corporate borrowers that it perceives to be lower-risk. Direct costs decreased for the year ended December 31, 2016 by 15% amounting to EUR 40 million from EUR 47 million for the year ended December 31, 2015, reflecting efforts of the Group to continue to control costs over all its segments.

        Loss before tax in the SAU segment decreased significantly to EUR 50 million for the year ended December 31, 2016 from EUR 686 million in 2015. This is attributable to decreased provisions which amounted to EUR 141 million for the year ended December 31, 2016 from EUR 826 million in the previous year. Net interest income decreased during the year ended December 31, 2016 and amounted to EUR 132 million compared to EUR 176 million for the year ended December 31, 2015.

        Loss before tax from global markets and asset management segment amounted to EUR 75 million in the year ended December 31, 2016, compared to EUR 318 million for the year ended December 31, 2015. This is mainly due to decreased net fees expense amounting to EUR 35 million for the year ended December 31, 2016 from EUR 175 million in the previous year. The decrease is attributed to the commissions on issues of Hellenic Republic Bank Support Plan—Pillar II and III, which following the elimination of Pillar II and III notes during 2016 decreased by EUR 143 million. Furthermore, the net interest income significant decrease derives from decreased interest expense as a result of significantly reduced Eurosystem funding, which as at December 31, 2016 amounted to EUR 12.3 billion compared to EUR 24.0 billion for the previous year. During the year ended December 31, 2015 high impairment charges from our asset management business related mainly to the disposal of our private equity business amounting to EUR 104 million.

        The profit before tax in our insurance segment was EUR 40 million in the year ended December 31, 2016 compared to EUR 19 million in the year ended December 31, 2015. The increase is mainly attributed to decreased costs which amounted to EUR 69 million for the year ended December 31, 2016 from EUR 83 million in the previous year reflecting the continuous efforts of the Group for controlling costs. Additionally, one-off litigation claims occurred in 2015 had deteriorated the insurance business annual performance of the previous year with a respective positive year-on-year effect in earnings, for the insurance segment for the year ended December 31, 2016.

        Profit before tax in our International banking operations amounted to EUR 43 million in 2016, from loss before tax of EUR 3 million in 2015 mainly due to significantly decreased provisions and other impairment charges. Credit provisions for the year ended December 31, 2016 amounted to EUR 33 million compared to EUR 67 million for the year ended December 31, 2015 following the reduction of +90dpd loans to 24.0% for the year ended December 31, 2016 compared to 26.8% in previous year.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The profit before tax amounted to EUR 98 million for the year ended December 31, 2016 compared to the EUR 485 million loss before for the year ended in December 31, 2015.

Segment analysis for year ended December 31, 2015 compared to the year ended December 31, 2014 based on IFRS

        The Group's overall increase in loss before tax for the year ended December 31, 2015 is primarily attributed to the significantly increased credit provisions and other impairment charges of EUR 4,175 million in 2015 compared to EUR 2,455 million in 2014, driven mainly by the political uncertainty and the resulting difficulties that the Greek economy faced during 2015 which has adversely affected the credit quality of our loan portfolio and real estate valuations.

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

        The loss before tax in our Corporate & Investment banking segment increased to EUR 1,005 million for the year ended December 31, 2015 from EUR 24 million in 2014. The increase is mainly attributable to the increase in credit provisions from EUR 694 million in 2014 to EUR 1,709 million in 2015, as a result of the political uncertainty and the resulting unfavorable macroeconomic conditions for the Greek economy. Net Interest Income has remained stable during the year ended December 31, 2015 and amounted to EUR 739 million compared to EUR 743 million for the year ended December 31, 2014. The Bank still retains its conservative approach to new commercial lending, with a greater focus on healthy and larger corporate borrowers that it perceives to be lower-risk. Costs increased for the year ended December 31, 2015 by 10.6% amounting to EUR 52 million from EUR 47 million for the year ended December 31, 2014, reflecting efforts of the Group to continue to control costs over all its segments.

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

        Profit/(loss) before tax in our International banking operations decreased to losses of EUR 3 million in 2015, from profit before tax of EUR 21 million in 2014 mainly due to increased provision and other impairment charges. Credit provisions for the year ended December 31, 2015 amounted to EUR 67 million compared to EUR 59 million for the year ended December 31, 2014 despite the marginal reduction of +90dpd loans, thereby increasing our coverage ratio by 3.00 percentage points to 57.4% from 54.4% in 2014. The marginal increase in our Net interest income to EUR 192 million in 2015 from EUR 190 million in 2014, cannot offset the increased credit provision charges.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The loss before tax in this segment for the year ended December 31, 2015 amounted to EUR 485 million and to EUR 386 million for the year ended in December 31, 2014.

B.  Liquidity and Capital Resources

Liquidity Management

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations and the TLTROs with ECB, as well as through the ELA mechanism with the Bank of Greece, and repurchase agreements with major foreign Financial Institutions and long term debt, excluding liabilities directly associated with long-lived assets classified as held for sale and summarized as follows:

	As at December 31,
	2014	2015	2016
	(EUR in million)
Eurosystem	14,240	24,029	12,308
ECB	14,240	12,529	6,708
ELA	—	11,500	5,600
Total deposits excluding Eurosystem	51,866	43,535	41,143
Long-term debt	2,385	1,575	985
Repos with Financial Institutions	—	—	4,684

Total principal sources of liquidity	68,491	66,463	59,120

        ECB funding (including MRPs/TLTROs) is collateralized mainly by EFSF/ESM bonds, T-bills and Greek government bonds and loans and advances to customers, while ELA funding is collateralized mainly with covered bonds issued by the Bank and loans and advances to customers. The funding from repurchase agreements with major foreign financial institutions is collateralized mainly by EFSF/ESM bonds, covered bonds issued by the Bank and Greek T-bills (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

        During 2016, the Bank's liquidity profile was significantly improved, mainly driven by the Bank's decreasing reliance on Eurosystem funding and in particular on ELA funding. The key areas of improvement, namely the Bank's mixture of funding sources and the respective funding cost, are further analyzed below.

        On December 31, 2016, Eurosystem funding stood at EUR 12.3 billion, a decrease of EUR 11.7 billion when compared to the respective figure as of December 31, 2015. ECB funding was EUR 6.7 billion, while ELA funding amounted to EUR 5.6 billion, a decrease of about EUR 5.8 billion and EUR 5.9 billion, respectively. The main drivers for these developments were the divestment of subsidiaries (Finansbank S.A., NBGI Private Equity Funds and Astir Palace). Additionally, the Bank regained access to the secured interbank market, thus replacing Eurosystem funding with repos with financial institutions, in the amount of EUR 4.7 billion. The Bank's deposits excluding interbank funding slightly increased by EUR 0.5 billion compared to December 31, 2015 and stood at EUR 37.1 billion as of December 31, 2016.

        Moreover, the Bank's funding cost, excluding the interest expense on CoCos, decreased by 68 basis points, when compared to the respective figure as of December 31, 2015 and stood at 0.47% as of December 31, 2016. This development is mainly attributed to the significant reduction of ELA funding, as discussed above, and to ECB's decision since June 2016, to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. In addition, the decreased need for ELA funding allowed for the complete cancellation of the most expensive type of collateral, namely the Pillar II and Pillar III notes, in the amount of EUR 11.8 billion (see Item 5.A. "Operating Results—Results of operations for the year ended December 31, 2016 compared with the year ended December 31, 2015—Net Interest Income before provision for loan losses" for further analysis).

        Finally, the Bank's liquidity buffer during this period remained almost unchanged and stood at EUR 9.7 billion on December 31, 2016, of which EUR 0.1 billion was collateral eligible for funding with the ECB and EUR 8.8 billion was collateral that could be posted in order to draw liquidity from ELA, while EUR 0.2 billion was collateral that could be used for repos with financial institution and the remaining EUR 0.6 billion was either in the form of cash or deposited in nostro accounts.

        Additionally, the Bank via its consolidating VIE Sinepia D.A.C., proceeded with a secured borrowing transaction involving SME and corporate loans. The transaction was launched on of August 8, 2016 and had an original outstanding balance of EUR 648 million. Six variable rate tranches of bonds were issued, four senior classes (A1 to A4, rated BB by S&P and B– by Fitch) with an original balance of EUR 324 million and two junior tranches (M and Z, both unrated) with an original balance of EUR 324 million. The senior classes were subscribed by the EIB, the EIF, the EBRD and the Bank. The junior notes were fully subscribed by the Bank. As at December 31, 2016, there was EUR 266 million outstanding from the senior notes of which EUR 8 million were held by the Bank (see Note 24 to the U.S. GAAP Financial Statements).

        Deposits decreased from EUR 66.1 billion on December 31, 2014 to EUR 64.9 billion on December 31, 2015 and further decreased to EUR 53.5 billion on December 31, 2016. Interbank deposits, including funding from the ECB and central banks, increased from EUR 15.8 billion on December 31, 2014 to EUR 24.8 billion on December 31, 2015 and decreased to EUR 13.1 billion on December 31, 2016. However, deposits excluding interbank funding (which includes funding from the ECB and central banks), decreased from EUR 50.3 billion on December 31, 2014 to EUR 40.1 billion on December 31, 2015 and increased to EUR 40.3 billion on December 31, 2016.

        The following table provides a summary of our interest bearing interbank borrowing activity for each of the three years ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
	(EUR in millions)
Interbank lending	2,673	2,387	2,202
ECB and central banks borrowing	(14,240)	(24,029)	(12,308)
Interbank borrowing	(1,467)	(693)	(765)

Net interbank borrowing	(13,034)	(22,335)	(10,871)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table provides quantification of the average quarterly balance for each of the three years ended December 31, 2014, 2015 and 2016, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2014	2015	2016
	(EUR in millions)
Average balance Q.1.	3,871	1,104	314
Period end balance Q.1.	4,204	110	942
Maximum balance Q.1.	4,204	607	942
Average balance Q.2.	4,001	124	2,234
Period end balance Q.2.	4,165	173	4,028
Maximum balance Q.2.	4,908	173	4,028
Average balance Q.3.	4,281	129	3,923
Period end balance Q.3.	3,790	88	4,017
Maximum balance Q.3.	4,914	166	4,017
Average balance Q.4.	3,815	87	4,594
Period end balance Q.4.	3,572	85	4,740
Maximum balance Q.4.	4,301	87	4,813

        The following table provides a summary of our cash flows for each of the three years ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
	(EUR in millions)
Cash flows from operating activities	1,706	133	468
Cash flows from investing activities	(1,169)	429	6,696
Cash flows from financing activities	197	(1,052)	(8,280)
Effect of exchange rate change on cash and due to banks	25	(68)	(28)

Net increase / (decrease) in cash and due from banks	759	(558)	(1,144)
Cash and due from banks at beginning of year	1,968	2,727	2,169

Cash and due from banks at end of year	2,727	2,169	1,025

        During 2016, compared to the corresponding period ended on December 31, 2015, our cash inflows from investing activities amounted to EUR 6,696 million in 2016, from EUR 429 million in 2015, mainly due to: a) the net cash inflows of EUR 3,283 million from the disposal of the subsidiaries Finansbank A.S., Astir Palace Vouliagmenis A.S. and Astir Marina Vouliagmenis A.S. as well as NBGI PE Funds, b) the net cash inflows from our investment securities, which amounted to EUR 2,905 million while in 2015 the net cash inflows amounted to EUR 191 million. The increase in 2016 is mainly due to the EFSF bond disposals of EUR 3,351 million by the Bank during the year, and c) the net cash inflows of EUR 881 million from our loan portfolio while the corresponding cash inflows in 2015 amounted to EUR 118 million The increase in net cash inflows from loan portfolio is due to the fact that the loan repayments exceeded the new lending because of the further decrease in domestic credit. These cash inflows offset mainly by the net cash outflows of EUR 352 million in the form of deposits with Central Bank.

        Moreover, during 2016 the net cash outflows from financing activities amounted to EUR 8,280 million while the net cash outflows in 2015 amounted to EUR 1,052 million. The increase in net cash outflows in 2016 is mainly due to the repayment of EUR 2,029 million of CoCos and to the increase of the net cash outflows of EUR 10,570 million from deposits which included the repayment of Eurosystem funding of EUR 11,721 million by the Bank during the year. Furthermore, the net cash outflows were affected by EUR 1,132 million from the net outflows (proceeds and repayments) of long-term debt while the corresponding amount in 2015 was a net cash inflow of EUR 161 million. These cash outflows were offset by: a) the Bank's net cash proceeds of EUR 4,822 million from securities sold under agreements to repurchase and b) the net cash proceeds of EUR 735 million from other borrowed funds.

        During 2015, compared to the corresponding period ended on December 31, 2014, our cash flows from investing activities switched from cash outflows of EUR 1,169 million in 2014 to cash inflows of EUR 429 million in 2015, mainly due to: a) the net cash inflows from our loan portfolio, which amounted to EUR 118 million, while in the corresponding period ended on December 31, 2014, there was a net cash outflow of EUR 2,114 million, because loan repayments exceeded new lending due to the decrease in domestic credit expansion, b) the net cash inflows from our investment securities, which amounted to EUR 191 million, while in the corresponding period ended on December 31, 2014, there was a net cash inflow of EUR 1,449 million, c) the cash inflows of EUR 252 million from the reduction of the Interest bearing deposits with banks, mainly in Greece and d) the cash inflows of EUR 85 million from the reduction of the Securities purchased under agreement to resell, mainly in Turkey. These cash inflows were netted off mainly with the net cash outflows of EUR 212 million for investments in premises and equipment and intangible mainly both in Greece and Turkey, while in the corresponding period ended on December 31, 2014, the net cash outflows amounted to EUR 837 million.

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

Capital Management

        The Group actively manages its capital base to ensure that entities in the Group maximize the return to stakeholders through the optimization of the debt and equity balance. The Group takes advantage of contemporary means for raising capital, with the objective to sustain its capital adequacy ratios above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group's risk strategy.

Capital Plan

        On November 6, 2015 the Bank submitted a capital plan to the SSM prepared in accordance with ECB guidelines (the "Capital Plan"), addressing both the baseline capital shortfall as well as the additional needs arising from the adverse scenario as included in 2015 Comprehensive Assessment results (see Item 4.A., "History and Development of the Company—2015 Comprehensive Assessment). The Capital Plan, approved on November 13, 2015 (see Item 4.A., "History and Development of the Company—Capital Plan"), included the LME Offer completed on December 1, 2015 (see "—Sources of

Capital and Liquidity—2015 Recapitalization—Liability Management Exercise ("LME") and mandatory conversion"), a share capital increase completed in December 2015 (see, "—Sources of Capital and Liquidity—2015 Recapitalization"), the 100% disposal of Finansbank and the request for State Aid through the HFSF (which triggered mandatory conversion of the Greek State Preference Shares, the US Preference Shares and other eligible liabilities) completed in December 2015. On June 15, 2016, NBG completed the disposal of Finansbank to Qatar National Bank. The sale of Finansbank indicated the accomplishment of all actions included in the capital plan.

Capital Adequacy

        On December 31, 2012 the Group had EUR 5,464 million of Tier I capital and EUR 5,819 million of total capital, as calculated in accordance with Basel II.

        The following table shows the EU capital adequacy ratios for the Group as at December 31, 2012.

	Year ended December 31, 2012
	Tier I	Total
Group	8.5%	9.0%

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

        In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

        Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the SREP, to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank's individual profile. See Item 4.B.,"Business overview—Regulation and Supervision of Banks in Greece—Single Supervisory Mechanism").

        The table below summarizes Pillar 1 and 2 capital requirements for the NBG Group for 2017, in accordance with the SREP for year 2016:

	CET1 Capital Requirements	Total Capital Requirements
Pillar 1	4.5%	8.0%
Pillar 2	3.0%	3.0%
Capital Conservation Buffer (2017)	1.25%	1.25%

Total	8.75%	12.25%

        The Group's capital adequacy ratios as at December 31, 2013, 2014, 2015 and 2016, according to Regulation (EU) No 575/2013, are presented in the table below:

	Year ended December 31,
	2013 Adjusted(1)	2014	2015	2016
Common Equity Tier 1	10.5%	13.5%	14.5%	16.3%
Tier 1	10.5%	13.5%	14.5%	16.3%
Total	10.6%	13.6%	14.6%	16.3%

(1)
The Group's capital ratios for 2013 have been adjusted for comparability purposes in accordance with CRD IV (E.U. Regulation (EU) 575/2013) which became effective from January 1, 2014.

DTC Law

        Article 27A of Greek Law 4172/2013, as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert DTAs arising from (a) PSI losses, (b) accumulated provisions for credit losses recognized as at June 30, 2015, (c) losses from final write-off or the disposal of loans and (d) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals, to a Tax Credit from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on March 29, 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to June 30, 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

        The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State (conversion rights) for an amount of 100% of the Tax Credit in favor of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favor of the Greek State. This legislation allows credit institutions to treat such DTAs as not "relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution's capital position.

        Furthermore, Greek Law 4465/2017 amended article 27 "Carry forward losses" introducing an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans. See also, Item 3.D. "Risk Factors—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition").

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2016, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.8 billion (2015: EUR 4.9 billion). The conditions for conversion rights were not met in the year ended December 31, 2016 and no conversion rights are deliverable in 2017.

Implementation of the Bank Recovery and Resolution Directive

        Our capital management may also be affected by the BRRD, which has been transposed into Greek Law. (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Greek Regulatory Framework—Bank Recovery and Resolution Directive").

HFSF Law

        Pursuant to the provisions of the HFSF Law, in the event that a credit institution is faced with a capital shortfall that has been identified as such by the competent authority, the credit institution may request capital support from the HFSF up to the amount of the capital shortfall, subject to certain conditions. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Greek Regulatory Framework—The Hellenic Financial Stability Fund". The 2015 Recapitalization was effected as a precautionary recapitalization pursuant to article 32 paragraph 3(d) of the BRRD Law.

  Credit Ratings

        The table below sets forth the credit ratings that have been assigned to the Bank by Moody's, Standard & Poor's Fitch and Dominion Bond Rating Service ("DBRS") as of the dates indicated.

Rating agency	Date of ratings	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)
Moody's	February 19, 2016	Caa3	Not prime	Stable	WR
Standard & Poor's	August 2, 2016	CCC+	CCC+	Stable	—
Fitch	June 29, 2015	RD	RD	—	—
DBRS	July 7, 2015	D	R-5	—	—

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

  Certain Balance Sheet Items

        As at December 31, 2016, total assets were EUR 70.3 billion, a decrease of 29.6% from the Group's total assets of EUR 99.9 billion as at December 31, 2015, which in turn was a 7.7% decrease from the Group's total assets of EUR 108.2 billion as at December 31, 2014. As at December 31, 2016, total assets excluding long-lived assets classified as held for sale were EUR 66.6 billion, a decrease of 6.9% from the Group's total assets of EUR 71.5 billion, as at December 31, 2015, which in turn was a 5.3% decrease from the Group's total assets of EUR 75.5 billion as at December 31, 2014. Deposits with the Central Bank, were EUR 0.7 billion in 2016, EUR 0.9 billion in 2015 and EUR 1.0 billion in 2014. Securities purchased under agreements to resell were EUR 3 million as at December 31, 2016, EUR 6 million as at December 31, 2015 and EUR nil million as at December 31, 2014. Interest bearing deposits with banks were EUR 2.2 billion in 2016, EUR 2.4 billion in 2015 and EUR 2.7 billion in 2014. The Group's securities portfolio was EUR 14.3 billion as at December 31, 2016, EUR 17.4 billion as at December 31, 2015 and EUR 14.6 billion as at December 31, 2014.

        The Group's loan portfolio decreased from EUR 53.2 billion at December 31, 2014 to EUR 52.2 billion at December 31, 2015 and to EUR 49.8 billion at December 31, 2016. At December 31, 2016, the Group's loan portfolio accounted for 74.8% of total assets excluding long-lived assets classified as held for sale. Allowance for loan losses increased from EUR 8.2 billion in 2014 to EUR 11.3 billion in 2015 and decreased to EUR 10.4 billion in 2016. See Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Deposits increased from EUR 63.4 billion on December 31, 2014 to EUR 64.9 billion on December 31, 2015 and decreased to EUR 53.5 billion on December 31, 2016. Of these, interbank funding, including funding from the ECB and central banks, increased from EUR 15.8 billion in 2014 to EUR 24.8 billion in 2015 and then decreased to EUR 13.1 billion in 2016.

        For further discussion of Liquidity and Capital Resources, including the maturity profile, currency and interest rate structure of the Group's debt, see Note 24 to the U.S. GAAP Financial Statements.

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2016 include mainly costs relating to relocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 129 million in 2016. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 8 million for the year ended December 31, 2016. See Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

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

  E.
  increase by the amount of EUR 676,460,748 that was covered by the HFSF contributing to the Bank the ESM Notes and issuing 2,254,869,160 new ordinary shares, in accordance with art. 7 of the HFSF Law and Cabinet Act no 36/2.11.2015.

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

Preference shares issued under the Hellenic Republic's Bank Support Plan

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

        Therefore, following the above there are no under Greek Law 3723/2008 Greek State Preference Shares outstanding.

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2016:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Titlos Plc(1)	Variable Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	Paid semi-annually at a rate of six month Euribor plus 50 bps
Sinepia D.A.C.(2)	Asset Backed Variable Rate Notes—Class A1	SME loans	August 8, 2016	July 2035	150	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2)	Asset Backed Variable Rate Notes—Class A2	SME loans	August 8, 2016	July 2035	35	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2)	Asset Backed Variable Rate Notes—Class A3	SME loans	August 8, 2016	July 2035	50	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2)(3)	Asset Backed Variable Rate Notes—Class A4	SME loans	August 8, 2016	July 2035	89	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(3)(2)	Asset Backed Variable Rate Notes—Class M	SME loans	August 8, 2016	July 2035	259	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(3)(2)	Asset Backed Variable Rate Notes—Class Z	SME loans	August 8, 2016	July 2035	65	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps

(1)
The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them as is to investors. The outstanding balance of notes issued by Titlos Plc. as at December 31, 2016 is EUR 4,293 million and has been rated Caa3 by Moody's.

(2)
On July 12, 2016, the Special Purpose Entity SINEPIA Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of secured borrowing with SME loans. The Bank consolidates this entity as its primary beneficiary. On October 18, 2016, Sinepia D.A.C. proceeded with the partial redemption of class A1, A2, A3 and A4 notes of EUR 27 million, EUR 6 million, EUR 9 million and EUR 16 million respectively. The outstanding amounts of Sinepia D.A.C. Class A1, A2, A3, A4, M and Z notes as at December 31, 2016 is EUR 123 million, EUR 29 million, EUR 41 million, EUR 73 million, EUR 259 million and EUR 65 million respectively.

(3)
The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

        Sinepia D.A.C. notes A1, A2 & A3 were placed with the EIB, the EIF and the EBRD, allowing the Bank to raise EUR 235 million of medium term funding. Notes A4 were initially held in total by the Bank but on December 9, 2016, NBG proceeded with the partial sale of class A4 notes of EUR 65 million to EIB and therefore as at December 31, 2016, EUR 8 million are held by the Bank while EUR 65 million are placed with EIB. The aforementioned part of A4 notes (EUR 8 million) as well as notes M and Z have not been placed with investors, are held by the Bank and therefore are not presented below with "Other borrowed funds".

Covered bonds

        Under the covered bond Program II, the Bank has the following covered bond series in issue as at December 31, 2016:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in millions EUR	Interest rate
Program II(1)	Series 6	Residential mortgage loans	October 5, 2016	October 5, 2017	1,500	Paid quarterly at rate of three month Euribor plus a margin of 337,5 bps
Program II(1)	Series 1	Residential mortgage loans	June 24, 2010	June 24, 2021	25	Paid quarterly at rate of three month Euribor plus a margin of 250 bps
Program II(1)	Series 2	Residential mortgage loans	June 24, 2010	June 24, 2020	25	Paid quarterly at rate of three month Euribor plus a margin of 240 bps
Program II(1)	Series 3	Residential mortgage loans	June 24, 2010	June 24, 2019	650	Paid quarterly at rate of three month Euribor plus a margin of 230 bps

(1)
The issues under this Program are currently rated Caa2 by Moody's and B - by Fitch.

        All the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within Note 24 to the U.S. GAAP Financial Statements.

Other borrowed funds

        The major other borrowings as at December 31, 2016, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in millions		Own held by the Group (nominal amount in millions)	Interest rate
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	40	(1)	—	Paid quarterly at fixed interest rate of 2.54%
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	39	(1)	—	Paid quarterly at fixed interest rate of 2.52%
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	58	(1)	—	Paid semi-annually at fixed interest rate of 2.68%
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	57	(1)	—	Paid semi-annually at fixed interest rate of 2.96%
NBG Pangaea REIC	Variable rate bond	August 20, 2014	July 2019	EUR	233		—	Paid quarterly Euribor plus 4,85%
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR	27	(1)	—	Paid semi- annually Six-month Euribor plus 1.67%
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR	68	(1)	—	Paid semi- annually Euribor plus 1.53%
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR	26	(1)	—	Paid semi- annually Euribor plus 1.73%

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

Financings under the Hellenic Republic's Bank Support Plan

        We no longer participate in the Hellenic Republic's Bank Support Plan following the events below:

  Pillar II—Government guaranteed borrowings facility

        As of July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully repaid. Accordingly, following the definitive expiry of these guarantees, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank's Board of Directors has ceased.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On August 6, 2013, September 16, 2013 and July 17, 2014 the Bank received from the Public Debt Management Agency, new three-year zero coupon special Greek government bonds of EUR 787 million, EUR 60 million and EUR 1,262 million, respectively, collateralized with customer loans. These bonds could only be used as collateral for financing and therefore were reflected in off-balance sheet items.

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

Risk Management Governance

        The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the EBA, the ECB and the Bank of Greece (jointly the SSM) and the HCMC, as well as any decisions of the competent authorities supervising the Group's entities (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece").

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the BRC overseeing all risk management functions across the Group. All risk management units report to the GRCAD and to the Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Group Chief Risk Officer (the "CRO"). Separate compliance functions, namely the Group Compliance and Corporate Governance Division, oversees all internal and external compliance matters, such as applicable Greek and EU laws and regulations. The Internal Audit Division, of the Bank and the Group, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Board Risk Committee

        The BRC forms and submits for approval to the Board of Directors the risk strategy and risk appetite and capital management strategy of the Bank and the Group on an annual basis. It also sets the principles and approves the policies that govern the risk management and monitors the implementation and outcome of these policies.

        Since December 19, 2013 the BRC has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent non-executive members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance and Nominations Committee. The HFSF representative to the Bank's Board should be a member of the BRC.

        The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved risk strategy and the business plan of the Group. The proposals to the BRC are submitted by the CRO and the CCO. For a further description of the BRC and a list of its current members, see Item 6.C, "Board Practices—Board Committees".

Group Risk Management

        The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions. Both Divisions are supervised by the Group CRO.

        Based on its charter, the mission of the GRCAD is to:

  •
  specify and implement credit risk policies emphasizing on rating systems, risk assessment models and risk parameters, according to the guidelines set by the Board of Directors;

  •
  plan, specify, introduce and implement risk management policies under the guidelines of the Board of Directors;

  •
  establish guidelines for the development of methodologies for Expected Loss and its components, i.e. Probability of Default (PD), Loss Given Default and Exposure at Default (EAD) for each segment of corporate and retail portfolio;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them;

  •
  estimate regulatory and internal capital required in respect to all banking risks and prepare relevant regulatory and MIS reports; and

  •
  introduce best practices and standards of the development, validation and calibration of all credit risk models at Group level.

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

        Both Divisions report to the Group CRO.

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

        The Committee is comprised of the following members:

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman and Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Alexander Benos	Assistant General Manager, Group Risk Management CRO
Member	Vasileios Kavalos	Assistant General Manager, Group Treasurer

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

        Group Internal Audit Division (GIAD) is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned and discharged by the Bank's Board of Directors, on the recommendation of the Audit Committee and according to the procedures followed by the

Board's Human Resources & Remuneration Committee. Any appointment, dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Group Chief Audit Executive reports functionally, through the Audit Committee, to the Bank's Board of Directors and administratively, directly to the CEO.

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

        In December 2016, the Board of Directors approved the amendment of GIAD's Charter, incorporating in it, the updated International Standards of the IIA.

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

        The Bank's executive and senior management have the responsibility to implement the liquidity risk strategy approved by the BRC and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group's liquidity risk profile stays within approved levels. In addition, management receives, a liquidity report which presents a detailed analysis of the Group's funding sources and counterbalancing capacity, on a daily basis. Moreover, the Asset Liability Committee ("ALCO") monitors the gap in maturities between assets and liabilities as well as the Bank's funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is also monitored. This ratio stood at 86.1% and 87.6%, on a domestic (Greece) and on a Group level, respectively, as of December 31, 2016.

        Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank's liquidity buffer, each of the Group's subsidiaries maintains a separate liquidity buffer well above 10% of its respective total deposits, which ensures funding self-sufficiency in case of a local crisis.

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

        See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities by those denominated in EUR and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2014, 2015 and 2016. As described above, at the end of any day, the open currency position ("OCP") has to comply with the limits set by the Treasury Division and the GMORMD (see also item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Foreign Exchange Risk"). Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

	Year ended December 31,
	2014			2015			2016
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Assets:
Cash and due from banks	1,579	345	1,924	862	265	1,127	626	196	822
Deposits with central bank	644	337	981	666	212	878	564	140	704
Securities purchased under agreements to resell	—	—	—	6	—	6	3	—	3
Interest bearing deposits with banks	2,359	314	2,673	1,815	572	2,387	1,840	362	2,202
Trading assets	2,004	79	2,083	2,092	73	2,165	1,789	90	1,879
Derivative assets	4,581	213	4,794	3,868	205	4,073	4,267	215	4,482
Available-for-sale securities, at fair value	2,491	689	3,180	5,381	577	5,958	11,912	543	12,455
Held to maturity securities	9,337	—	9,337	9,292	—	9,292	—	—	—
Equity method investments	70	—	70	26	—	26	6	—	6
Loans	48,219	4,939	53,158	47,226	4,993	52,219	44,793	5,008	49,801
Less: Allowance for loan losses	(7,957)	(290)	(8,247)	(10,652)	(646)	(11,298)	(9,656)	(745)	(10,401)

Net loans	40,262	4,649	44,911	36,574	4,347	40,921	35,137	4,263	39,400
Goodwill, software and other intangibles	290	25	315	136	11	147	136	6	142
Premises and equipment	1,444	134	1,578	1,303	87	1,390	1,328	86	1,414
Accrued interest receivable	486	35	521	200	25	225	166	26	192
Other assets	2,867	224	3,091	2,806	119	2,925	2,794	136	2,930

Total assets excluding long-lived assets classified as held for sale	68,414	7,044	75,458	65,027	6,493	71,520	60,568	6,063	66,631

	Year ended December 31,
	2014			2015			2016
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Liabilities:
Total deposits	57,299	6,102	63,401	59,979	4,909	64,888	48,831	4,620	53,451
Securities sold under agreements to repurchase	3,545	27	3,572	46	39	85	4,691	49	4,740
Other borrowed funds	6	—	6	3	—	3	3	—	3
Accounts payable, accrued expenses, derivative and other liabilities	8,050	606	8,656	6,548	589	7,137	6,946	533	7,479
Long-term debt	2,354	16	2,370	1,572	3	1,575	982	4	986
Insurance reserves	2,244	4	2,248	2,090	4	2,094	2,188	5	2,193
Contigently convertible debt	—	—	—	2,040	—	2,040	—	—	—

Total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale	73,498	6,755	80,253	72,278	5,544	77,822	63,641	5,211	68,852

C.  Research and Development, Patents and Licenses

        We have not engaged in or sponsored any significant research and development activities during any of the last three financial years.

D.  Trend Information

The Macroeconomic Environment in the Group's Markets

The Hellenic Republic's Economic Crisis

        For the financial year ended December 31, 2016, 81.5% of our net interest income before provision for loan losses and as at December 31, 2016, 91.4% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 3.1 billion of Greek government bonds and Greek treasury bills represented, as at December 31, 2016, 4.6% of our total assets excluding long-lived assets classified as held for sale and 22.1% of our trading and investment debt securities. Accordingly, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        Greece has been receiving financial support from the Eurozone Member States and the IMF, to cope with financial difficulties and economic challenges, since May 2010. See "—Private Sector Initiative (PSI) for Greek Government Debt restructuring and effort for Economic Stabilization and in the context of financial Support Programs" below. The extremely intensive fiscal adjustment on the back of a significant increase in tax burden and broad-based government spending cuts in a very limited time period, in conjunction with uncertainty and structural deficiencies of the economy, translated into a deep and protracted recession which has been accompanied by a sharp drop in Greek financial and real asset valuations. The progress in fiscal consolidation, the gradual recovery in economic sentiment and the easing in fiscal pressure ultimately led to a moderate pick up in economic activity in 2014, which was the first year with positive GDP growth since 2007 (Source: EL.STAT, Quarterly National Accounts Press Release, March 2017). However, uncertainty started to build up since the third quarter of 2014 when there were increasing signs of difficulties in reaching an agreement with official creditors on the completion of the pending review of the Second Program of financial support (see below "—The Second Program") which was followed by the holding of early elections in January 2015.

        Uncertainty has been on an upward trend and macroeconomic conditions deteriorated in the first half of 2015, following protracted negotiations between the new Greek Government (elected on January 25, 2015) and official creditors on the continuation of, or transition to, a new program of financial support. Uncertainty peaked in late-June 2015, when an agreement with the official lenders had still not been reached and, as a result, the Second Program expired and a referendum called in the relation to the conditions underlying the agreement on the activation of a new program of financial support. In response to the fear of an outright bank run the Greek government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, and applied specific restrictions on banking and other financial transactions of Greek citizens and legal entities (see below "—Implementation of the Capital controls and "Bank Holiday") with a view to protecting financial and macroeconomic stability.

        Moreover, in view of the severe economic and financial disturbance that appeared to threaten the continued membership of the Hellenic Republic in the European Monetary Union and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 (Source: European Commission's proposal for a council implementing decision on granting short term European Union financial assistance to Greece under a new program from the ESM). A Third Program (see below "—The Third Program") was subsequently agreed with its creditors in August 2015, in order to restore the sustainability of public finances and to continue participating in the Eurozone and Greece pledged to implement an ambitious program of structural and fiscal reforms(see below "—Recent Macroeconomic Developments in Greece").

        The Eurogroup on July 16, 2015, on the basis of a positive assessment by the Institutions, decided to grant "in principle" a three-year ESM-based program of financial support to Greece (Source: Eurogroup Statement, July 16, 2015).

        The challenges relating to the state of Greek public finances, the intensity of the fiscal adjustment effort compounded by high uncertainty, low domestic demand, weakened private sector balance sheets, diminished market liquidity, increasing country risk premia and credit rating downgrades) have affected the liquidity and profitability of the financial system in the Hellenic Republic in the period from 2009 to 2016 and have resulted in:

  1.
  limited liquidity in the Greek banking system reflecting very limited or occasionally discontinued access to market financing and a sizeable contraction of the domestic private sector deposits since the end of 2009 and through July 2015 of about 50.9% or EUR 117.3 billion, of which 36.0% (EUR 42.2 billion) occurred in November 2014-July 2015 (Source: Bank of Greece, Monetary and Banking Statistics). This liquidity gap has been covered by the ECB and the Bank of Greece mainly through ELA funding. Albeit this gap narrowed considerably between August 2015 and March 2017 as reflected in the decline in the total dependence of Greek banks from Eurosystem financing by EUR 64.4 billion (of which EUR 41.8 billion reflected a declining dependence from the ELA during the same period) it remains, by far, the highest in the Eurozone (Source: Bank of Greece, Monthly Balance Sheets, December 2014 until March 2017);

  2.
  limited and unstable access to interbank and wholesale markets and limited unutilized collateral at a banking system level, despite the fact that over the course of 2016 there was a notable improvement in Greek banks' access to the interbank market (an increase of EUR 12.7 billion estimated by the Bank of Greece) mainly on the basis of EFSF notes collateral (Source: Bank of Greece, Annual Report, February 2017, in Greek);

  3.
  an increase in the amount of non-performing loans reflecting the substantial impact of the recession on the debt servicing ability of the Greek private sector. Although the pace of non-performing loan formation slowed down in 2016 exemplifying the high correlation between loan quality and the underlying macroeconomic trends (GDP stabilized in 2016, Source: Bank of Greece, Report on Operational Targets for Non-Performing Exposures, April 2017), the level of and non-performing loans remain high in the Greek banking sector and the Bank;

  4.
  a protracted period of deleveraging in the private sector of the economy (corresponding to a cumulative decline of –22.7% in outstanding credit balances of Greek banks between December 2009 and March 2017) and a continuing cycle of deposit contraction (–48.9% cumulatively between December 2009 and March 2017) and falling domestic demand, business activity and GDP (Source: Bank of Greece, Monetary and Banking Statistics); and

  5.
  lower market values for Government debt and other Greek financial and real estate assets which, inter alia, reflect a sizeable risk premium assigned to the Greek economy as a whole.

        As a consequence of the preceding developments, the Bank has experienced in the past relatively high costs of funding (especially in the first half of 2015, relative to the comparable period in 2014), increased provisions for loan losses and increasing level of past due loans.

        However, the Bank's funding cost, excluding the interest expense on CoCos, sharply decreased by 68 basis points, when compared to the respective figure as at December 31, 2015 and stood at 0.47% as at December 31, 2016. This development is mainly attributed to the significant reduction of ELA funding, from EUR 11.5 billion as at December 31, 2015 to EUR 5.6 billion as at December 31, 2015, as result of the divestment of subsidiaries (Finansbank S.A., NBGI and Astir Palace) and to ECB's decision since June 2016 to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. In addition, the decreased yields in deposits and the decreased need for ELA funding allowed for the complete cancelation of the most expensive type of collateral, namely the Pillar II and Pillar III notes, in the amount of EUR 11.8 billion. Additionally, the decline in the credit provisions and other impairment charges for the financial year ended December 31, 2016 compared to the financial year ended December 31, 2015 mainly resulted from stabilizing asset quality driven by a decline year-over-year in the formation of loans greater than 90 days past due and favorable curing trends, as well as reduced pressure on house prices with the decline in house prices during 2016 being –2.3% compared to –5.1% in 2015. These developments reflect the stabilization of the Greek economy in 2016 with GDP remaining flat on an annual basis, following a full year contraction in real GDP of 0.3% in 2015 as well as the imposition of capital controls and the three week bank holiday in July 2015 which created downward pressure on economic activity.

Private Sector Initiative (PSI) for Greek Government Debt restructuring and effort for Economic Stabilization and in the context of financial Support Programs

        A private sector initiative for Greek debt restructuring took place in February 2012 due to the insufficiency of the first intensive round of fiscal adjustment achieved under the First Program of financial support (Source: IMF Country Report No. 10/110, May 2010) to bring the Greek sovereign debt to a sustainable level. The completion of the PSI in April 2012 contributed to a significant reduction of the Greek debt burden and debt servicing needs through lower interest rates on the bonds issued as part of an exchange process and a substantial extension of the average debt maturity and deferral of a significant part of the effective debt servicing costs on loans provided by the EU and the EFSF. This was followed by, inter alia, debt repurchases by the Hellenic Republic, new changes in official loan conditions (interest rate reduction on bilateral loans and deferral of interest payments on EFSF loans) and a refund to Greece of income and profits related to Eurosystem holdings of Greek bonds.

The Second Program(1)

        In March 2012, following the effective completion of the sovereign debt restructuring, the Government agreed to a second economic adjustment program, jointly supported by the IMF and the member states of the Eurozone (the "Second Program"), the term of which extended through 2016 and which was jointly supported by the IMF and Eurozone Member States. The Second Program replaced the original program of EUR 110 billion, agreed in May 2010, for the period of 2010–2013 in the form of a cooperative funding package provided to Greece by the IMF and Eurozone Member State under specific policy conditionality for the Greek State. The international assistance loans disbursed under the original program amounted to EUR 72.8 billion. Of this amount, EUR 52.9 billion was sourced from Eurozone Member States and EUR 19.9 billion from the IMF.

        The main elements of the Second Program were as follows:

  •
  Direct measures to improve Greek competitiveness through an internal devaluation, i.e. a significant reduction in Greece's production costs relatively to its major trade partners and competitors, involved changes in collective bargaining, reduction of the minimum wage by 22%, lowering non-wage labor costs, and liberalization of product and services markets accobrding to Organization for Economic Co-operation and Development ("OECD") guidelines.

  •
  A front-loaded additional fiscal adjustment for the 2013-14 period has been designed and has been planned to be primarily based on structural expenditure reforms, permanent revenue measures and improvements in tax collection had been specified with a view to reach, a surplus in the primary general Government budget of 1.5% of GDP by the end of 2014.

(1)
Note: most of the data referred to in this sub-section is drawn from the IMF Country Report No. 12/57 (March 2012), Source: IMF, and European Commission Occasional paper on Greece March 2012, Source: European Commission.

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

        On February 20, 2015, the Eurogroup agreed to a four-month extension of the MFFA underpinning the Second Program (Source: Eurogroup Statement, February 20, 2015). Pursuant to the agreement to extend the MFFA, the Greek government presented a list of new reform proposals, which had been planned to be discussed with official creditors and agreed with the Institutions by the end of April 2015, with a view to set the groundwork for policy conditionality which could support a further extension of the existing program or related to the transition to a new program of financial support. However, the agreement with the Institutions was not finalized and the pending review of the financial assistance program was not completed by June 2015. This resulted in further weakening of economic sentiment and intensifying financing shortages for the Hellenic Republic. Rising liquidity constraints and the absence of any external financing amplified uncertainty over the Greek government's ability to meet its domestic obligations as well as upcoming repayments on both official and marketable debt in the period June–August 2015.

        The Greek government called a referendum on June 26, 2015 which took place on July 5, 2015, in which Greek citizens voted not to accept a set of conditionality terms imposed by lenders for extending a new financing agreement. On June 30, 2015, the MFFA and the Second Program, which had already been extended twice, expired without an agreement on a follow-up program. As a result, Greece had to forfeit access to the remaining EUR 12.7 billion of available funding through the EFSF (including the remaining EUR 10.9 billion buffer earmarked for bank resolution and recapitalization) (Source: EFSF Statement, June 30, 2015). Consequently, Greece did not repay EUR 1.5 billion in payments due to the IMF on June 30, 2015 and the IMF's Executive Board declared that Greece was in arrears with the fund (Source: IMF, Press Release, June 30, 2015).

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

        On August 20, 2015, the first sub-tranche of EUR 13 billion of the Third Program was disbursed to cover budget financing and debt servicing needs of the Hellenic Republic, EUR 10 billion in ESM notes were made immediately available for bank recapitalization and resolution purposes but have been only partially used (EUR 5.4 billion) by end-2015 when Greek bank recapitalization needs have been verified following the completion of a stress test and asset quality review of the Greek banking system, conducted in November 2015. Another EUR 3.0 billion of funding were disbursed (in two sub-tranches) in November and December 2015 following the completion of a set of prior actions (Source: ESM Press Releases, August 20, 2015, November 11, 2015 and December 22, 2015). The preliminary agreement in July 2015 and eventual activation of the Third Program on August 19, 2015, was intended to secure Greece's solvency, at least, until mid-2018 (Source: European Commission, August 19, 2015).

        The Third Program aims to achieve sustainable fiscal consolidation and promote key structural reforms—predominantly designed by the Greek Government—that enhance Greece's long-term growth potential and promote social cohesion. The program is accompanied by a new financial assistance agreement that provides financing of up to EUR 86 billion to cover the external financing needs of the Hellenic Republic until 2015 along with Greek banks' recapitalization costs. The disbursement of this financing is conditional on periodic reviews of Greece's progress in implementing agreed measures and reforms. As at the date of this Annual Report, the participation of the IMF in the funding relating to the Third Program is not known. The financing of up to EUR 86 billion is only indicative, and may be eventually lower provided that recapitalization funding from the Third Program has been lower than anticipated at the time of the agreement on the Third Program. More specifically the comprehensive assessment of Greek systemic banks released on October 30, 2015 identified a system-wide shortfall of EUR 4.4 billion in the baseline scenario and EUR 14.4 billion in the adverse scenario of the stress test. The official sector has participated in the recapitalization through the HFSF with only EUR 5.4 billion—compared with a total financing that has been earmarked of up to EUR 25 billion under the Greek financial support program—with the participation of private investors limiting further the use of earmarked program funding. Accordingly the net funding needs of the Greek Program for the period 2016-2018 are limited to below EUR 70 billion compared to the initial estimate of EUR 86 billion (Source: ESM, December 2015).

        After the successful evaluation of Greece's progress in implementing agreed actions and reforms under the first review of the Third Program—and the concomitant approval by the Eurogroup on May 25, 2016 in liaison with the European Central Bank and the Board of Governors of the ESM—Greece and the European Commission signed a Supplemental Memorandum of Understanding (on June 16, 2016) which updated the conditionality of the Memorandum of Understanding of August 2015, as well as, reviewed the progress in the implementation of the Third Program (Source: European Commission, Supplemental Memorandum of Understanding, June 16, 2016). The completion of this first review led to the approval for disbursement of the second tranche of the Third Program funding that amounted to EUR 10.3 billion which has been paid in several installments between June and October 2016. More specifically, EUR 7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining installments of EUR 1.1 billion and EUR 1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones (Source: ESM, Press Releases, June 17, 2016 and October 25, 2016).

        Negotiations for the conclusion of the second review of the Third Program that started in October 2016 have not been completed by the date of this Annual Report although the agreement in principle reached in the Eurogroup on April 7, 2017 (Sources: Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017 and Press Conference following this Eurogroup) and the achievement of a supplementary agreement on May 1, 2017 over the specific conditions that underlie the completion of the second review (including additional fiscal consolidation measures) pave the way for discussions over debt relief and the achievement of a staff level agreement. In this context, the Greek government agreed to legislate a new set of structural fiscal measures for 2019-2020 amounting to 2.0% of GDP to ensure the sustainability of the fiscal adjustment in following years. A prospective completion of the pending second review in the first half of 2017 would release more than EUR 6.0 billion of program funding for external debt servicing and clearance of government arrears to the domestic private sector.

Fiscal adjustment and pension system viability

        The deterioration in macroeconomic conditions in 2015 and in the first semester of 2016 due to higher uncertainty, the further pressure on liquidity conditions from the capital flight, the imposition of capital controls and the potential implications of the above for the economic and fiscal trends in the following years were taken into account in designing the fiscal adjustment strategy. The planned fiscal adjustment path under the Third Program has been designed to be more gradual compared to the Second Program, with the targeted annual improvement in primary balance of the general government budget (i.e. the annual change in primary surplus as percent of nominal GDP) set at 0.75% of GDP in 2016, 1.25% in 2017, and 1.75% in 2018 that correspond to primary surplus levels of 0.5% of GDP in 2016, 1.75% in 2017 and 3.5% of GDP in 2018 and beyond (Source: European Commission, Memorandum of Understanding, August 19, 2015). In this regard, the recessionary impact of the program in 2016-2018 was expected to be milder than in the previous two programs (Source: NBG, Economic analysis estimates, Greece Macro View, October 2015). Actually, GDP contraction in 2015 (–0.3% year-over-year), was significantly milder than the forecasts published in the third quarter of 2015 (–2.3%, year-over-year, Sources: EL.STAT., Quarterly National Accounts Press Release, November 2016 and European Commission, Debt Sustainability Analysis, July 2015). Similarly GDP stabilized in 2016 compared to initial estimates for a contraction of GDP of 0.7% in this year (Source: European Commission, Winter Forecast, February 2016) despite the sharper improvement in primary surplus which is estimated at 3.9% of GDP in 2016 excluding the net fiscal impact of banking system support (i.e. about 8 times higher than the respective Third Program target of 0.5% of GDP, Source: EL.STAT., Fiscal Data—first notification, Press Release, April 21, 2017). Additional fiscal measures which have been legislated and implemented in 2015-2016 supporting the fiscal adjustment effort included among others: a) an increase of about 2% in the effective VAT rate through the transition of almost one-fifth of goods and services to the higher VAT rate of 23% (since July 20, 2015), which has been subsequently raised to 24% as at June 1, 2016 and an increase in heating oil excise tax in October 2016 and, b) parametric and qualitative changes in 2016 of the tax system that involve an increase in personal income tax progressivity, reforms in the taxation of farmers, self-employed, corporates and other sources of non-wage income and sustainable gains in tax efficiency, and c) the introduction of a contingency adjustment mechanism, which was legislated in mid-2016 to ensure that set of appropriate corrective fiscal actions (spending cuts or permanent tax increases) would be automatically implemented as soon as there is objective evidence of a failure to meet the annual primary surplus targets in the Third Program (3.5% of GDP, in the medium term). If measures enacted have a temporary nature when the mechanism is triggered, permanent structural fiscal measures agreed with the institutions (representatives of the official lenders) should become effective in the year thereafter, as part of the regular budgetary process, in order to bring the budget implementation back on track (Source: European Commission, Supplemental Memorandum of Understanding, June 16, 2016).

        The fiscal adjustment strategy in the remaining Program horizon is planned to be achieved primarily through a combination of permanent fiscal reforms aiming at broadening the tax base and new interventions in the pension system which is intended to cement the credibility and efficiency of the fiscal adjustment in the longer term minimizing a potential fiscal impact from remaining imbalances due to the intensity of the crisis, the severe labor market rebalancing and challenging demographic trends. The core aspects of this medium-to-longer term fiscal strategy, the legislation of the relevant measures and the timeline for their implementation are expected to be agreed in the context of the second review of the Program which has not been completed as of the date of this Report. Government revenue is also expected to be supported by structural fiscal reforms aiming at strengthening tax compliance and fighting further tax evasion by capitalizing on the increasing technical capabilities for verifying wealth profiles and income flows in the following years.

        In addition to the fiscal measures described above, the Third Program outlines a new round of changes in the pension system, primarily focusing on the complete implementation of provisions of the relevant laws of 2010-2011 and new amendments focusing on minimizing the impact of remaining exemptions (with most of these interventions completed in 2016 under the evaluation process of the first review), increasing further disincentives for early retirement and further rationalizing wage replacement ratios for new retirees.

Financial stability and soundness

        Safeguarding financial stability is one of the four pillars under the Third Program, acknowledging the critical role that a stable and sound banking system must play during the recovery process. The 2015 Comprehensive Assessment was finalized on October 30, 2015 specifying the additional capital needs of systemically significant Greek banks at EUR 4.4 billion in the baseline scenario and EUR 14.4 billion in the adverse scenario of the stress test. In turn, the banks undertook capital raising exercises during the fourth quarter of 2015, with the recapitalization process completed by the end of 2015 (Source: ESM Statement, December 8, 2015).

        Moreover, the main part of a comprehensive strategy for addressing non-performing loans and related changes in the legal framework has been designed and legislated in 2015-2016 and is expected to have its full effect during 2017, permitting banks to cope more effectively with problematic loans, protect the weakest income groups and, at the same time, release vital financial resources to finance the economy during the recovery process. In this context the opening of the market for the sale and servicing of performing and non-performing loans, with the temporary exclusion of loans secured by primary residences has been legislated in 2016. A new Banking Code of Conduct has been introduced in August 2016 setting out the steps that the bank must follow from the first moment it contacts its customer regarding the non-performing loan so that an agreement on how the debt can be settled is reached within six months. Additionally, the amended Bankruptcy Law, which was legislated in late

2016, introduces further amendments of corporate bankruptcy law of medium and large businesses with the view to further facilitate restructurings. Finally, a number of measures intended to improve the governance of the HFSF and the Greek banks have been legislated in 2016 and are expected to be fully implemented during 2017.

Structural reforms in labor, product and services markets to enhance competitiveness and growth and sustainable progress in privatization strategy

        The third pillar of the Third Program focuses on a number of wide ranging reforms in labor and product markets to enhance competitiveness along with the growth-enhancing implications of the ambitious privatization strategy. In recent years, major changes have been made to Greek labor market institutions and wage bargaining systems to make the labor market more flexible and efficient. On this basis, the Greek authorities have announced their commitment to launching a consultation process to review a number of existing labor market frameworks, including collective dismissal, industrial action and collective bargaining, taking into account best practices internationally and in Europe. Furthermore, an integrated action plan is scheduled to be adopted under the second Program review, with a view, to fight undeclared and under-declared work in order to strengthen the competitiveness of legal companies and protect workers, as well as raise tax and social security revenue.

        The Greek government authorities also intend to improve public administration and judicial system efficiency. The latter aims at effective implementation of the new Code of Civil Procedure (adopted in July 2015), rationalization of court fees and implementation of measures to reduce the backlog of cases in administrative and civil courts.

        The Greek Government has also committed to facilitate the privatization process and complete all needed Government actions to allow tenders to be successfully executed. In line with the statement of the Euro Summit of July 12, 2015, a new independent privatizations fund has been established and has under its management a sizeable portfolio of the Hellenic Republic's assets. The "overarching objective of the fund is to manage valuable Greek assets; and to protect, create and ultimately maximize their value which it will monetize through privatizations and other means" (Source: European Commission, Memorandum of Understanding, August 19, 2015). The privatizations fund is planned to be managed by the Greek authorities under the supervision of the relevant European institutions and is expected to fulfill its objective by adhering to international best practices in terms of governance, oversight and transparency of reporting standards, and compliance.

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

  Implementation of the Capital controls and "Bank Holiday"

        Greek depositors (especially households) withdrew about EUR 50 billion of bank deposits between November 2014 and July 2015 (of which EUR 33 billion were household deposits, EUR 5.3 billion were general government deposits and around EUR 3.6 billion non-resident deposits), with withdrawals peaking in late-June 2015 when the standstill in negotiations had become evident. The cumulative reduction in the banking system's deposit base of EUR 52.7 billion between end-November 2014 and July 2015 and the loss of access to private funding markets were covered by a net increase in Eurosystem financing (including the ELA) of EUR 80.4 billion in the same period. Total dependence peaked at EUR 126.6 billion in June 2015, of which EUR 86.8 billion corresponded to ELA.

        However due to the further deterioration liquidity conditions in the Greek banking sector, the non-timely servicing of a maturing loan to the IMF and the termination of the Second Program on June 30, 2015, without agreement on a new program, the ECB Governing Council decided to maintain the ELA ceiling for the Greek banking sector unchanged at around 89 billion (at the June 26 level) effectively inhibiting any additional access by Greek banks to the Eurosystem financing in a period of accelerating deposit withdrawals (especially in cash form).

        Against this backdrop, the Greek Government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, 2015, and applied specific restrictions on banking and other financial transactions of Greek citizens and legal entities (jointly referred to as "capital controls").

        Accordingly, liquidity tensions eased gradually in the second half of 2015, permitting a reduction in Greek banks' Eurosystem reliance by EUR 19.1 billion, to EUR 107.5 billion in December 2015 (Source: Bank of Greece, Monthly Balance Sheet, December 2015), despite the concurrent loosening of capital controls on enterprises, through higher approvals at the respective committees. Overall, Eurosystem funding declined EUR 66.9 billion between June 2015 and March 2017 (Source: Bank of Greece, Monthly Balance Sheet, June 2016 and February 2017).

Recent Macroeconomic Developments in Greece

        The Greek economy stabilized in 2016 with GDP remaining flat on an annual basis (0.0%, year-over-year in constant prices, Source: EL.STAT., Quarterly National Accounts Press Release, March 2017), over performing compared to official forecasts for an annual recession of 0.3% (Sources: Ministry of Finance, State Budget 2017 and European Commission Autumn Forecast, November 2016). This development followed a full year contraction in real GDP of 0.3% in 2015 (Source: EL.STAT. Quarterly National Accounts Press Release, March 2017), which has also been significantly milder than the gloomy forecasts published in the third quarter of 2015 (Source: European Commission, Debt Sustainability Analysis, July 2015 and European Commission Autumn Forecast, November 2015), following the imposition of capital controls and the three week bank holiday in July 2015. This rather favorable GDP outcome in 2015 occurred in a very challenging environment of heightened uncertainty related to prolonged negotiations with official lenders, tight liquidity conditions of the public and private sector due to significant external financing shortages and capital flight, and the revival of Grexit scenarios in the second quarter of 2015, which ultimately led to the imposition of capital controls since June 28, 2015.

        The agreement on a new Financial Support program for Greece in July 2015 (Source: Euro Summit Statement, July 12, 2015) and the activation of the Third Program in August 2015 have played a stabilizing role along with the pre-emptive drawing of contingency plans by households and firms, with a view to cushion the prospective impact of capital controls and the advanced stage of economic rebalancing in Greece, following a painful multi-year economic adjustment, which made it far more resilient to external shocks. The disbursement of funding under the financial support agreement that accompanies the Third Program contributed to an improvement of macroeconomic conditions. By implementing the policy measures agreed with official lenders, the Hellenic Republic received EUR 21.4 billion of Third Program financing between August and December 2015 related to the first tranche of the financial support under the Third Program (Source: European Stability Mechanism ("ESM"), Press Releases, August 20, November 11, December 1, 4 and 23, 2015).

        Another EUR 10.3 billion of funds related to the completion of the first review have been disbursed in several installments between June and October 2016 following the completion of a number of agreed milestones (Source: ESM, Press Releases, June 17, 2016 and October 25, 2016).

        The gradual improvement in business sentiment in 2016, the inflows of the Third Program funding and a positive impact of increasing cashless payments on registered economic activity (along with a potential decline in informal activity), supported consumer spending (+1.4% year-over-year in 2016)

and contributed to a stabilization of gross fixed capital formation (+0.0% year-over-year in 2016). On the same note, deflation pressures receded, with the GDP deflator increasing by 0.1% year-over-year in 2016 following an annual average decline of 1.5% year-over-year in 2012-2015 (Source: EL.STAT., Quarterly National Accounts Press Release, March 2017).

        Developments in the business sector, as reflected by the path of related conjunctural and forward looking indicators of business activity, since mid-2016, have been supportive of the resilience of the export-oriented business activity. Notably, manufacturing production increased by 4.2% year-over-year in 2016, and by 5.3% year-over-year in the first quarter of 2017, showing the largest expansion since 2007, on the back of solid production growth in export oriented sectors (Source: EL.STAT., Press Release, Production Index in Industry, December 2016 and March 2017). Moreover, gross fixed capital formation, excluding residential construction, increased slightly by +0.9% year-over-year in 2016, supported by increasing non-residential private investment and an acceleration in public investment activity financed by EU structural funds. Residential construction declined further (–12.6% year-over-year, in 2016 according to the relevant national accounts data, Source: EL.STAT. data, Quarterly Gross fixed capital formation by Asset, Chain-linked volumes, reference year 2010), while downside pressures on house prices eased considerably during 2016 (–0.6% year-over-year in the fourth quarter of 2016 compared to –1.5% year-over-year in the third quarter 2016, with full year 2016 decline at –2.3%, Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2017) and prices for retail & office space stabilized in the first semester of 2016. However, elevated tax pressure, liquidity factors and the still high supply overhang continue to impede the recovery process in the residential market.

        The current account showed a deficit of –0.6% of GDP in 2016 as the lower oil deficit (–1.6% of GDP in 2016) could not offset the negative impact from the higher non-oil deficit (0.4% of GDP higher than in 2015) and a considerably smaller services surplus (0.9% of GDP lower than in 2015), partially due to under-invoicing of business revenue from exporting activity (Source: Bank of Greece, Press Release, Balance of Payments: December 2016). Moreover, the effective contribution of tourism in the economic activity is also likely to be underestimated by the conventional balance of payments statistics (increase in tourism arrivals of 5.1% year-over-year and reduction in tourism revenue of 6.4% year-over-year in 2016, compared to an increase of +7.1% year-over-year and +5.5%, year-over-year, respectively, in 2015, Source: Bank of Greece, Press Release, Developments in the balance of travel services: December 2016).

        The Greek labor market showed resilience to the relatively weak GDP trends, with employment expanding by +2.0% year-over-year, on average, in 2015 and in 2016 and the unemployment rate declining to 23.5% in December 2016 from 24.9% in June 2015 and 24.1% in December 2015 (Source: EL.STAT., Press Release, Labor Force Survey (Monthly data), December 2016). However, despite the improvement in labor market conditions (decline in the unemployment rate of 4.0 percentage points between 2014-2016), there are some signs of weakening in this favorable momentum, with the seasonally adjusted unemployment rate showing a marginal increase in the last quarter of 2016 and in January 2017 for the first time since May 2016 (Source: EL.STAT, Press release, Monthly Labor Market Data, January 2017).

        Lower energy prices kept headline inflation in negative territory in 2016 (–0.8% year-over-year, on average in 2016) following a decline of 1.7% year-over-year, on average in 2015 (Source: EL.STAT, Press Release, Consumer Price Index, December 2016), offsetting the addition on inflation from the effective VAT rate hikes in July 2015 and June 2016. However, deflationary trends reversed course by end-2016, with reflation continuing in early 2017, along with a reversal of negative base effects on energy prices in this period, with CPI inflation at 0.0% year-over-year in December 2016 and +1.5% year-over-year on average in the first four months of 2017.

        On the fiscal front, Greece has over performed in comparison with the Third Program target in 2016, for a second consecutive year, following the achievement of a primary surplus of 0.5% of GDP in General Government budget in 2015 compared to a targeted deficit of 0.25% (Source: Ministry of Finance, State Budget 2017). More specifically, the Greek Government primary surplus excluding the net fiscal impact of banking system support reached EUR 6.9 billion (3.9% of GDP in 2016) over performing strongly compared to the upwardly revised Government budget target of 1.1% of GDP and a Third Program target of 0.5% of GDP for the same year (Sources: EL.STAT., Fiscal Data—1st notification, Press Release, April 21, 2017, Ministry of Finance, state budget 2017). This over performance increases the credibility of the adjustment effort for 2017 when the respective Program target is 1.75% of GDP (Source: European Commission, Memorandum of Understanding, August 19, 2015). State Budget continues to over perform in the first quarter of 2017, with the primary surplus exceeding target by EUR 1.1 billion (Source: Ministry of Finance, State Budget Execution, Monthly Bulletin, March 2017).

        The General government debt to GDP ratio reached 179.0% in 2016 and is estimated to peak in the first semester of 2017 and begin to decline to 178.8% gradually by end-2017 onwards according to Greek Government's and European Commission's forecasts (Sources: EL.STAT, Fiscal Data—first notification, Press release April 21, 2017 and European Commission, Spring Forecast, May 2017, accordingly).

        The Eurogroup of December 5, 2016 endorsed the implementation since early 2017 of a fist set of short-term debt relief measures agreed in principle in the Eurogroup of May 9, 2016 when the Eurozone countries stated that they stand ready to consider, if necessary, "possible additional debt measures aiming at ensuring that Greece's refinancing needs are kept at sustainable levels in the long-run.

        The Eurozone agreed to establish a benchmark for assessing sustainability of the Greek debt, based on the Hellenic Republic's annual gross financing needs related to the servicing costs of the Hellenic Republic's total debt. The Eurogroup statement had foreseen a sequenced approach, whereby a package of debt measures could be phased in progressively, as necessary to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality of the ESM program. In this context, the Eurogroup of May, 9, 2016 outlined the following general guiding principles for a potential provision of additional relief in Greece's public debt servicing burden: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country's adjustment process even after the program ends; and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future. The new debt measures have been planned to include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Source: Eurogroup Statement, May 25, 2016).

        The short-term measures started to be implemented since January 2017 and are mainly comprised of: i) a smoothing of future debt repayments profile through the lengthening of the repayment schedule of official loans from the EFSF to 32.5 years from the existing 28 years, ii) a reduction of interest rate risk through debt swaps by the ESM with a view to stabilize the ESM's overall cost of funding and, thus, reduce the risk that Greece would have to pay higher interest rates on its loans in the future, and iii) the ESM has decided to finance its future disbursements to Greece under the Third Program with the issuance of long-term notes that closely match the maturities of loans to Greece, stabilizing the related interest rate costs for Greece.

        The Eurogroup on April 7, 2017 confirmed that the Greek Government reached an agreement, in principle, with the official creditors on the legislation of a fiscal reform package of 2.0% of GDP of which 1.0% of GDP will correspond to new permanent savings on pension system spending applied in

2019 and another 1.0% of GDP in 2020 mainly based on a reform of the personal income tax system. Moreover there was an agreement, in principle, for the legislation of a set of expansionary measures, on the assumption that the Hellenic Republic exceeds its fiscal adjustment targets. The legislation of all these measures is planned to be made upfront in 2017 (Source: Eurogroup April 7, Statement by the Eurogroup President and press conference).

        The second review of the Third Program has not been completed as at the date of this Annual Report. Consequently, official funding of at least EUR 6.1 billion have not been disbursed. Nonetheless, the existence of sufficient liquidity buffers due, inter alia, to an over performance in government budget implementation in 2016 (a primary surplus about EUR 3.2 billion higher than the annual target for 2016, excluding payments for government arrears clearance), have not imposed significant liquidity constraints in the first semester of 2017. Moreover, the notable progress towards the direction of completing the second review of the Third Program following the agreement in principle reached in the Eurogroup on April 7 and the achievement of a preliminary agreement on May 1, 2017 on a detailed set of fiscal and structural measures for the period 2018-2020, increases the probability of a disbursement of related funding during the second quarter of 2017 ahead of the sizeable public debt redemptions and interest payments in July 2017

        The Greek banking system remained in deleveraging mode during 2016, with lending to private sector contracting further, albeit, at a slightly slower pace compared with end-2015 (–1.5% year-over-year in December 2016 opposed to –2.0% year-over-year in December 2015), with loans to households declining by 2.8% year-over-year in December 2016 (compared with –3.1% year-over-year in December 2015). Corporate credit stabilized in 2016 (0.0% year-over-year in December 2016 compared with a decline of –0.7% year-over-year in June 2016 and of –1.2% year-over-year in December 2015). However, the pace of deleveraging slowed down in the first quarter of 2017 (–1.3% year-over-year, on average), mainly due to a slowdown in the pace of deleveraging to households (–2.6% year-over-year, on average in March 2017). Private sector deposits increased by EUR 4.2 billion, cumulatively in 2016, with household deposits increasing by EUR 2.6 billion and corporate deposits by EUR 1.6 billion, reflecting, inter alia, the improvement of the economic sentiment and concomitant decline in private sector's holdings of euro notes from the historical highs of 2015. However, private sector deposits declined by EUR 2.2 billion in the first quarter of 2017, mainly due to withdrawals of the one-off grant that was disbursed to low-income pensioners (in end-December 2016), as well as due to negative seasonality concerning mainly corporate deposits (Source: Bank of Greece, Monetary and Banking Statistics database). Accordingly, the Greek banking system's financing from the Eurosystem decreased to EUR 59.7 billion in March 2017 and by EUR 66.9 billion cumulatively since June 2015, with ELA dependence contracting by EUR 44.4 billion in this period (Source: Bank of Greece, Monthly Balance Sheet, June 2015 and March 2017), also assisted by the reinstatement by the ECB of the waiver on minimum credit rating requirements for marketable instruments issued or guaranteed by the Hellenic Republic, since June 22, 2016 (Source: ECB, Press Release, June 22, 2016).

        Greek sovereign bond yields showed signs of normalization following the successful completion of the first review of the Third Program in June 2016 and the reinstatement by the ECB of the waiver for marketable debt instruments issued or fully guaranteed by the Hellenic Republic in the same month. The spread of Greek government bond yields over the German bund recorded a significant decline of about 170 basis points in December compared to September 2016, supported by the announcement of the short-term debt relief measures, the progress in the country's evaluation under the second Review of the Third Program and the intensification of the ECB's expansionary stance through asset purchases. However, Greek sovereign debt valuations deteriorated in end-January and early February 2017 with Greek government bonds spread over the German bund increasing to a 3-month high (7.3% or 69 basis points above their average level in December 2016) as markets started to assign a higher probability to a scenario of slower-than-initially-expected progress on finalizing the second review of the Third

Program. However, the progress made in negotiation with official lenders following the Eurogroup of February20 and April 7, 2017, led to an improvement in Greek sovereign valuations in March–April 2017 and a yield compression to 5.6% in May 9, 2017, the lowest level since September 2014 (Source: Bloomberg database).

  Greece's sovereign debt rating

        Greece's sovereign debt rating has been increased by S&P, by one notch to 'B–' on January 22, 2016 with a stable outlook, referring to the milder than expected recession and the progress made in fiscal and reform targets of the Third Program as the key determinants of its rating decision, whereas the other main rating agencies affirmed the previous ratings. On July 11, 2016 Moody's affirmed the stable outlook on Greece's 'Caa3' rating, since the conditions in Greece had stabilized after the Third Program, as well as maintained the same rating and outlook on October 14, 2016. Similarly, S&P and Fitch Global Ratings affirmed its 'B-' and 'CCC', respectively, long-term sovereign credit rating of the Hellenic Republic with a stable outlook, on July 22, 2016 and September 2, 2016, recognizing the progress in fiscal consolidation and in the implementation of program conditionality in conjunction with milder than expected recession. (Source: Moody's, S&P and Fitch press releases on Greek Sovereign outlook).

        Additionally, S&P affirmed its 'B-' long-term sovereign rating on the Hellenic Republic with a stable outlook again on January 20, 2017, noting, however, that although there has been a mild recovery in the second half of 2016, the Greek economy remains fragile and its banking sector distressed. On the same note, Fitch Ratings kept its rating of the Hellenic Republic's sovereign debt unchanged at 'CCC' on February 24, 2017, while Moody's did not update Greece's sovereign debt rating on the scheduled review on the same date, thus, the Ratings Agency currently rates Greece at 'Caa3' with a stable outlook (Source: Moody's, S&P and Fitch press releases on Greek Sovereign outlook).

Uncertainties, risks and future prospects

        As regards Greece, the official projections for economic recovery in 2017 and 2018 of 2.1% and 2.6% year-over-year respectively, on average (Sources: EU Commission Spring Forecast, May 2017 and IMF World Economic Outlook Database, April 2017) are conditioned on the improving state of the more competitive part of the business sector that survived the crisis, which is expected to support investment spending and employment creation, along with the support from the inflows of official funding provided by the EU structural budget, Third Program financing (especially for Government arrears clearance), EIB loans and related synergies with private sector funds (including privatizations).

        These spending decisions are estimated to be supported by: a) improving sentiment compared to the previous year; b) positive tourism (as indicated by the positive trends in early bookings for 2017) and improving goods' export trends, c) accelerating business and public investment activity, d) a further normalization in liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears) and e) an expected further easing of capital controls.

        The timely completion of the second review of the Third Program, which is estimated to unlock additional funding resources of at least EUR 6.1 billion by mid-2017 (of which about EUR 1.0 billion will be used for arrears clearance, Source: European Commission, Compliance Report, June 2016), is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. A potential participation of Greek assets in the ECB's quantitative easing (Public Sector Purchase Programme) during 2017 would accelerate the improvement in liquidity conditions and support further economic confidence and activity.

  Overview of the Macroeconomic Impact of the Capital Controls

        Overall, capital controls and restrictions on cash transactions in Greece are generally considered to have affected domestic demand and small business activity since their imposition in July 2015, but the recessionary impact appears to have been mitigated by the reduction in uncertainty and gradual normalization of liquidity conditions, following the activation of the Third program (Source: European Commission, Spring Forecast, May 2016). See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece".

        Capital controls and constraints on cash withdrawals in Greece have created downward pressures on economic activity, albeit less severe than initially expected, contributed to an increase of cashless transactions (higher use of credit, debit cards and electronic money transfers which registered an increase of 36.2% year-over-year, according to the ECB, (Source: ECB, Payment Statistics, September 2016)) and stabilized bank deposits (Source: Bank of Greece Bulletin of Conjunctural Indicators, February 2016). The negative impact on domestic demand from the three-week bank holiday in July and restrictive limits on financial transactions has been partially offset by the pre-emptive adjustment of the business sector (liquidity and inventory hoarding since the first half of 2015) and the near-doubling in the use of cashless payments in economy-wide transactions. Moreover falling energy prices and a strong tourism season in 2015 (increase in tourism revenue of 5.5% year-over-year in 2015 or 0.4% of GDP annualized excluding second round effects, Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2017) also absorbed a considerable part of the recessionary shock due to uncertainty and the capital controls. Nonetheless, balance of payments data for the second half of 2015 and for 2016 show that services revenue recorded a significant decline of 18.9% year-over-year and 10.4% year-over-year, respectively (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January–February 2017) which could be, at least partly, attributed to the non-repatriation of business income from exporting activities along with the reduction in average shipping freight prices in both years.

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe-5 ("SEE-5", comprising Albania, Bulgaria, FYROM, Romania, and Serbia)(2)

        The fundamentals and performance of the economies and the banking sectors of SEE-5 improved on a large scale in 2016.

        Economic activity gained momentum, inflation retreated, fiscal consolidation continued and banking sector profitability strengthened, while the current account deficit stabilized.

        Real GDP growth accelerated to a post-global crisis high of 4.2% in 2016 from 3.3% a year earlier, despite a tighter fiscal stance (the fiscal deficit narrowed to 1.6% of GDP in 2016 from 2.2% a year earlier). The acceleration was supported by private consumption and exports. Stronger real disposable income, reflecting, inter alia, large VAT cuts in Romania (the largest economy in SEE-5, accounting for c. 62.0% of GDP), improving labor market conditions, deepening deflation (average inflation declined to –0.9% in 2016 from –0.1% a year earlier), combined with a more accommodative monetary policy and favorable global oil prices, boosted private consumption. Strong external demand, mainly from the recovering economies of the European Union—SEE-5's major trading partner—underpinned exports.

        Despite favorable global oil prices (the average price of the Brent Barrel declined by 15.7% to EUR 40.7 in 2016), the current account deficit remained unchanged at 1.8% of GDP for a fourth consecutive year, due to the rebound in domestic demand. This development is not, however, a cause for concern, as the deficit remained at manageable levels—well below the pre-global financial crisis range of 15%–17% of GDP—and the quality of its financing was sound. Indeed, non-debt generating

(2)
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE 5 weighted averages are based on NBG estimates of nominal EUR GDP in each country.

foreign direct investments continued to more than cover the current account deficit for the third year in a row (151.0% in 2016).

        Amid a favorable operating environment, the fundamentals and the performance of the SEE-5 banking sector also improved in 2016. Indeed, the bottom line is estimated to have increased to around EUR 2.0 billion in 2016 from EUR 1.8 billion a year earlier. This performance was underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 6.6% in FYROM and 18.3% in Albania in December 2016 versus 10.8% in FYROM and 21.6% in Serbia in the same month a year earlier). Moreover, the capital adequacy ratio improved further (ranging between 15.2% in FYROM and 22.2% in Bulgaria in December 2016 versus 15.5% in FYROM and 22.2% in Bulgaria in the same month a year ago). The improved asset quality and solvency bode well for a strong rebound in lending activity in the near future, in view of the region's low penetration rate (loan-to-GDP ratios ranged between 28.3% in Romania and 53.0% in Bulgaria in December 2016), especially in the retail segment (retail lending-to-GDP ratios ranged between 11.2% in Albania and 22.1% in FYROM in December 2016)5 and adequate liquidity (the SEE-5 average loan-to-deposit ratio eased further to 84.0% in December 2016 from 89.9% in the same month a year earlier—well below its pre-global financial crisis high of 133.7%).

The fundamentals and performance of the economies and the banking sectors of SEE-5 to remain strong in 2017.

        There are, however, downside risks to this positive outlook, stemming from: a) tighter-than-expected global liquidity conditions, as further policy rate adjustment by the US Federal Reserve might be on the agenda if growth and inflation pick up in response to the fiscal policies under Trump administration; b) weaker-than-expected economic activity in the region's main trading, investing and financing partner—the euro area—in the event of increased protectionism by the new US administration and/or protracting political uncertainty following the elections in France (May and June) and Germany (September); and c) renewed domestic political uncertainty and subsequently policy slippage, due to a heavy election calendar (legislative elections in Albania, Bulgaria and FYROM and presidential elections in Albania and Serbia scheduled for the first half of this year).

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

        The Group's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, which policy is discussed in more detail on Note 3 to the U.S. GAAP Financial Statements.

        The following tables summarize the Group's off-balance-sheet arrangements, whose contract amounts represent credit risk, as at December 31, 2015 and 2016:

	2015	2016
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Residential real estate	6	8
Commercial letters of credit	218	239
Standby letters of credit and financial guarantees written	3,175	2,910

Total	3,399	3,157

(1)
Commitments to extend credit as at December 31, 2015 and 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2016 are EUR 5,768 million (2015: EUR 5,404 million).

F.  Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2016, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in millions)
Time deposits(1)	12,643	843	19	66	13,571
Long-term debt(1)	112	403	209	402	1,126
Operating lease obligations	26	36	17	19	98
Insurance reserves(2)	261	324	243	1,365	2,193
Pension liability(3)	31	29	24	185	269

Total	13,073	1,635	512	2,037	17,257

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 20 and Note 24 respectively, to the U.S. GAAP Financial Statements. Sights deposits were not included because they don't have contractual maturities.

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

        The Board's tasks, key responsibilities and authorities are set out in Company Law 2190/1920, Greek Law 4261/2014, EU Regulation 468/2014, Greek Law 3016/2002, Greek Law 3864/2010, as in force, and the Relationship Framework Agreement between the Bank and the HFSF and in the Bank's Articles of Association and in the Corporate Governance Code which are available on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles. These elements are not incorporated by reference in this Annual Report.

Appointment of Directors and Operation of the Board

        The members of the Board of Directors are elected by the Bank's General Meeting of the Shareholders for a term that cannot exceed three years and ends at the ordinary General Meeting of the Shareholders of the year in which such term expires. All members can be re elected. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of nine up to a maximum of 15 members and must always be an odd number) and its independent members.

        An HFSF Representative also participates in the Bank's Board of Directors, in line with Greek Law 3864/2010, as in force. In accordance with the Amended Relationship Framework Agreement between the Bank and the HFSF, signed in December 2015, the HFSF is also entitled to the appointment of an observer (HFSF Observer-without voting right) to the Board of Directors of the Bank.

        Furthermore, until July 22, 2016, pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan Greek Law 3723/2008, the Hellenic Republic had the right to participate in the Board through the appointment of a representative as the Bank no longer benefits from any support under the Hellenic Republic's Bank Support Plan, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and the representation of the Hellenic Republic on the Bank's Board of Directors has been ceased.

        The Board of Directors' members can be removed at any time by the General Meeting. In the event that a member ceases to participate in the Board of Directors, due to resignation, disease or having forfeited their office for whatever reason, and in case its replacement by deputy members, that have potentially been elected by the General Meeting is impossible, the rest of the members may either provisionally elect another member to cover the unoccupied seat for the period of time that remains until the replaced member's term of office ends, or may continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall remain within the range prescribed by the applicable framework and the Bank's by-laws. In the event that a new Director is provisionally elected, the election shall be valid for the remaining term of office of the Director replaced and is announced by the Board of Directors at the immediately following General Meeting, which may replace the Directors even if no relevant item is included on the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a General Meeting solely for electing a new Board.

        The Board of Directors elects, by absolute majority from its members, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect one or more Vice Chairman(en) and Deputy Chief Executive Officer(s). The Bank constantly monitors developments internationally in the field of corporate governance and aims to adopt best practices and continuously updates its corporate governance framework, in which context, as well as in accordance with the current regulatory framework and best practices in corporate governance, the Bank distinguishes the role of the Chairman from that of the Chief Executive Officer.

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

        The Board of Directors convenes as prescribed by Greek legislation, the Bank's Articles of Association and the Corporate Governance Code, as well as according to the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. The Board is convened (a) by the Chairman, upon invitation send by the Board of Directors Secretary to the Board members at least three business days before the meeting. The invitation must clearly specify the items on the agenda, otherwise decisions cannot be reached unless all members of the Board of Directors' are present or represented at the meeting and no member objects to decision-making or (b) by the Chairman upon request by two members, within seven days from the submission of the written request, which should clearly specify the agenda of the Board meeting requested or (c) by the Chairman upon request of the HFSF representative within seven days from the submission of the request to the Chairman. In case the Board of Directors Chairman does not proceed with convocation of the Board upon request of two members or the HFSF representative within the above deadline or does not include in the invitation all proposed items on the agenda, then the two members or the HFSF representative respectively are able to convene the Board within five days from expiry of the above deadline of seven days. The invitation shall be notified to all Board of Directors members and to the HFSF observer.

        Any member may request the Chairman to include one or more items on the agenda of the next Board of Directors' meeting. Two or more members may require that the Chairman include one or more items on the agenda of the next Board meeting. The HFSF representative also has the right to include items on the agenda and, to that end, must send to the Chairman of the Board of Directors in writing, the proposed/additional items at least two business days prior to the date of the Board meeting. The Chairman of the Board of Directors must include those items on the agenda of the scheduled Board of Directors' meeting.

        The Board of Directors forms a quorum and validly deliberates when one half plus one of the Board of Directors are present or represented, but under no circumstances may the number of Directors present be less than five. The Articles of Association describe in detail the requirements of Directors' representations for valid resolutions adoption.

        In the context of further enhancing the efficient operation of the Board of Directors, in 2015 the Bank proceeded with the implementation of a special Board Secretariat system to further support operation of the Board of Directors. The use of this system has enhanced procedures for providing Board of Directors members with appropriate information and notifications, and facilitate exchange of opinions and commenting on issues placed under consideration of the Board of Directors and Board Committees and better monitoring of issues discussed by the Board of Directors and its Committees.

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

  •
  establishing Branches, Agencies, and Representation Offices in Greece and abroad;

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

  •
  approving and reviewing a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals;

  •
  approving the Bank's and the Group's Corporate Social Responsibility ("CSR") Policy; and

  •
  approving and reviewing the Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources & Remuneration Committee of the Board.

        Moreover, pursuant to the HFSF Law, both as in force, as well as according to the Amended Relationship Framework Agreement entered into with the HFSF, the representative of the HFSF may, inter alia, veto the decision making process of the Board of Directors in relation to dividend allocation and remuneration of the Chairman of the Board of Directors and Board members, the Chief Executive Officer, the Deputy Chief Executive Officers as well as the General Managers and their substitutes. (See, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF" for the HFSF's powers).

        The Bank's Board of Directors is supported by five Board Committees, which have been established and operate for this purpose, namely the Strategy Committee, the BRC, the Audit Committee, the Corporate Governance and Nominations Committee, and the Human Resources and Remuneration Committee, the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. (See Item 6.C., "Board Practices—Board Committees").

Directors Nomination

        The nomination procedure and the qualification criteria for Directors (excluding the HFSF Representative) are subject to specific rules that are set out by Greek Laws 4261/2014, 3016/2002, 3864/2010, as in force, the Executive Committee Act No 22/12.7.2013 of the Bank of Greece, the

EU Regulation 468/2014, the Amended Relationship Framework Agreement between the Bank and the HFSF, the Bank's Articles of Association, the Corporate Governance Code and the Directors' Nomination Policy. Each nominee fulfills such criteria that ensure the appropriate governance and guidance of the Bank's strategy in respect of economic, business and policy issues, so as to insure the required approval of the supervisory authorities in national and European level.

        According to para. 1(b) of Article 9 of the Bank's Articles of Association, the General Meeting of the Shareholders is the sole corporate body vested with the authority to elect the members of the Board of Directors and their substitutes, as well as to determine the independent non-executive members. Exceptionally, according to the provisions of para. 3 of Article 18 of the Bank's Articles of Association and para. 7 article 18 of Company Law 2190/1920 on Companies Limited by Shares, in the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board of Directors and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be within the range prescribed by the applicable framework (currently at least nine).

        Moreover, according to Company Law 2190/1920 on Companies Limited by Shares, each shareholder can propose to the General Meeting of the shareholders one candidate for Board of Directors membership and this right (to propose one candidate to the GM General Meeting of the shareholders), is also given to the Board of Directors. To this end, according to the Bank's Corporate Governance Code, the Board of Directors, assisted by the Board of Directors' Corporate Governance and Nominations Committee ("CGNC"), proposes to the General Meeting candidate Directors on the basis of the Nominations Policy which requires them to meet the "fit and proper" criteria and not have any systematic conflict of interest with the Bank. It is not necessary for the Board of Directors to submit a separate proposal for the positions of Chairman of the Board and Chief Executive Officer.

        Following the election of the new members of the Board of Directors by the General Meeting of the Shareholders, the Board of Directors in its first meeting elects its Chairman and the Chief Executive Officer who manages the Bank, by absolute majority among its members. According to the Bank's Corporate Governance Code, the Bank distinguishes the role of the Chairman of the Board and the role of the Chief Executive Officer. Moreover, the Board of Directors has the authority to elect Vice Chairman(men) and Deputy Chief Executive Officer(s).

        In selecting and proposing to the General Meeting of the Shareholders potential members of the Board of Directors, or in appointing new members in replacement of members who for whatever reason cease to be on the Board of Directors, the Board of Directors shall endeavor to propose candidates who meet the fit and proper requirements, as set out in the applicable framework, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board of Directors as a collective body presents especially the following basic profile:

  •
  has in-depth knowledge of the financial industry, counting among its members individuals who are serving or have served in the past in leadership positions in financial institutions; The Board shall have the appropriate mix and experience in financial services or commercial banking and adequate time to provide effective oversight of a Group that offers a diverse range of financial services and operates on an international scale. Some of its members have significant long-time experience in financial management, accounting, and risk and capital management and control. Board members must also be aware of the legal and regulatory requirements of the banking industry.

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

        The Bank's Corporate Governance Code, as well as the Directors' Nomination policy describe specific suitability criteria that shall be met by candidates as regards professional competencies that are incompatible with the position of Board member at the Bank, criteria concerning independence of non-executive members, participation of candidates on other boards, as well as other cases that are incompatible with the position of Board member. All the above aim to ensure the best composition for the Board of Directors.

        Finally, following the new provisions of the HFSF Law and the Bank has proceeded in the Amended Relationship Framework Agreement between the Bank and the HFSF, the amendment of internal rules, as for example the Bank's Corporate Governance Code. (See Item 4.B., "Business overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework").

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

        According to the Bank's Corporate Governance Code, the Board of Directors has a self-assessment system to evaluate the effectiveness of its work and that of its Committees, based on a methodology formulated and approved by the Corporate Governance and Nominations Committee.

        In alignment with the Amended Relationship Framework Agreement between the Bank and the HFSF, the Policy and Procedures for the annual evaluation of the Board of Directors has been revised, in May 2016. This Policy sets out the procedures for the evaluation of the Board of Directors and Board Committees collective performance as well as for the evaluation of the members of the Board of Directors on an individual basis.

        The self-assessment of the Board of Directors and its Committees, as well as of the Board members on an individual basis, was carried out in 2016 according to the provisions of the abovementioned Policy, through relevant questionnaires that include questions addressing the Bank's priorities, the applicable regulatory framework and best practices in corporate governance. The said questionnaires have been addressed to all the members of the Board of Directors. It is noted that the self-assessment of the Board of Directors that took place in 2016 was carried out in collaboration with an external advisor.

        In addition, during 2016 the HFSF performed its own evaluation of the Board of Directors, in collaboration with independent consultants and in accordance with Art. 10 of Law 3864/2010 as amended and currently in force. In particular, as prescribed by Art. 10 of Law 3864/2010 as in force, the HFSF, with the assistance of an independent consultant of international reputation and established experience and expertise, shall evaluate the Bank's corporate governance arrangements of credit institutions with which the HFSF has signed an Amended Relationship Framework Agreement. Specifically, Art. 10 of Law 3864/2010 states that the evaluation involves the size, organization, structure, and allocation of tasks and responsibilities within the Board of Directors and its Committees in view of the business needs of the credit institutions, while the evaluation also extends to the individual members of the boards and the committees concerned.

        The results of both aforementioned evaluations of the Board of Directors have been reviewed and discussed at the level of the Board of Directors by the competent Board Committee, being the Corporate Governance and Nominations Committee of the Board. Specifically, following the two Board evaluations that took place in 2016, namely the self-assessment performed by the Bank with assistance of an outside consultant and the HFSF evaluation performed in accordance with Law 3864/2010 as in force through an independent consultant, a detailed Action Plan Table compiled is closely monitored by the competent Board Committee of the Bank, and the significant improvement made since the evaluations is recorded therein.

        Furthermore, the composition of the Board of Directors has been greatly amended in 2016 and new members with significant expertise and experience have been appointed to the Board of Directors and its Committees, within the context of the current legal and regulatory framework and particularly Greek Law 3864/2010 as in force and in accordance with the Bank's internal regulations on corporate governance. Further, in 2016 the Board of Directors target profile was revised in accordance with the eligibility criteria of Law 3864/2010 as in force, and has been incorporated in the Bank's new Nomination Policy, while in accordance with the surrounding environment developments and requirements for expertise on particular areas the target Board profile can be further revisited on an ongoing basis as deemed appropriate.

        Additionally, the Board Committees' compositions changed in 2016, with the appointment of independent non-executive expert members as Committee Chairs, as prescribed by Greek Law 3864/2010 as in force, and with the Committee compositions being aligned with the Amended Relationship Framework Agreement between the Bank and the HFSF.

        Board Committees have proceeded with updating their Annual Work Program and revising their Charters, while further Board Committees have developed Action Plan Tables which are closely monitored on a regular basis and which include information on further actions with which each Committee shall be proceeding in the coming period, and the timeline for each action, while Board Committees are monitoring developments taking place and revising the said documents with a view to ensuring that each Committee workings remain relevant and aligned with the requirements applying in each case. Further, emphasis has been placed on the Committees receiving regular briefings on the area of competence of each, like for example in the case of the BRC, which now operates having a dual role and specific competence over Non-Performing Loans/Exposures (NPLs/NPEs), which receives special reports on NPLs and NPEs on a monthly basis.

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

        According to Article 10 of Greek Law 3864/2010, as in force, the representative of the HFSF can, inter alia, exercise his/her veto right in the Board decision making process with regards to the distribution of dividends and the remuneration policy for the Chairman of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officers and other Board members, the General

Managers and their deputies. Compensation of the aforementioned persons shall in no case exceed compensation of the Governor of the Bank of Greece. For NBG, which received a capital injection from HFSF in 2015, the remuneration cap will be re-evaluated in line with the European Commission Banking Communication of August 1, 2013, point 38 and shall be prolonged until the end of the restructuring period. According to the HFSF Law as in force, it is prohibited for the Bank to award variable remuneration (bonuses) to the Chair of the Board, the Chief Executive Officer and other Board members or General Managers and their deputies, while the Bank participates in recapitalization programs. With regards to executive members of the Board, the Bank has adopted a Remuneration Policy which determines their remuneration within the broader context of determining senior executives' remuneration, and with the aim of promoting meritocracy and creating a culture and mentality of focusing on performance, while being aligned with the applicable framework. During 2016, no variable remuneration was granted to the Chairman and the executive members of the Board of Directors, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

        On June 30, 2016, following the proposal by the Board of Directors after relevant recommendation of the Board's Human Resources and Remuneration Committee and Corporate Governance and Nominations Committee, the Annual General Meeting of the Shareholders approved the remuneration of the members of the Board of Directors of the Bank for the fiscal year 2015, according to para. 2 of Article 24 of Company Law 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officers and the non-executive members of the Board of Directors until the Annual General Meeting of 2017. Additionally, the Annual General Meeting approved for the fiscal year 2015, the remuneration of the members of the Board of Directors for their participation at the Bank's Audit Committee, the Corporate Governance and Nominations Committee, the Human Resources and Remuneration Committee, the BRC and the Strategy Committee, and determined their remuneration until the Annual General Meeting of 2017, as per the relevant regulatory framework.

Continuous Education and Training of Directors

        The Bank offers new Board members an introductory informative program, which includes a one-day induction program, covering among others issues concerning the Bank's corporate governance and organizational arrangements and including meetings with key executives of Bank. As part of the one-day induction program, new Directors are informed about governance, compliance, key developments at Group level, matters concerning internal audit, finance and accounting. Further, upon their appointment, new Board members are provided with detailed material that includes a manual prescribing basic rights and obligations of Board members in accordance with applicable legislation, the Bank's key policies, as well as all other relevant documents concerning for example obligations of the Bank deriving from the Amended Relationship Framework Agreement with the HFSF and the Commitments which are monitored by the Monitoring Trustee. Further, there are briefings of the Board by Bank's competent executives on matters with which Directors shall familiarize themselves, for example concerning developments in the applicable corporate governance framework, on risk related issues, on issues concerning non-performing exposures, while also external trainings can take place as may be deemed appropriate, for example the training of Audit Committee members which was carried out by the Bank's external auditors specifically on the upcoming changes in the financial reporting standards as per IFRS 9.

Board of Directors Structure

        Pursuant to Greek Law 3864/2010 and the Amended Relationship Framework Agreement between the Bank and the HFSF, the HFSF participates in the Board of Directors through the appointment of a representative. Ms Panagiota Iplixian was appointed on March 30, 2017 as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Panagiotis Leftheris who had been previously appointed as Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Haris Makkas who submitted his resignation. The HFSF representative is entitled to participate in the Board Committees and committees which do not solely comprise executive members, and has the rights and authorities prescribed by Law 3864/2010 as in force and the Relationship Framework Agreement between the National Bank of Greece and the HFSF.

        Furthermore, until July 22, 2016, pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan Greek Law 3723/2008, the Hellenic Republic had the right to participate in the Board through the appointment of a representative, who had veto powers on corporate decisions relating to dividend appropriation and remuneration of the Chairman of the Board, the Chief Executive Officer and other Board members, as well as the General Managers and their substitutes. The Hellenic Republic representative may also influence the Group's strategic decisions. Mrs. Angeliki Skandaliari was appointed as the Hellenic Republic representative on the Bank's Board in accordance with the said law.

        As of July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully redeemed and written off. Accordingly, following the definitive expiry of these guarantees, the Bank is no longer subject to the provisions of Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank's Board of Directors has been ceased.

        In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank's operations, Grant Thornton has been appointed as "Monitoring Trustee" with a view to ensuring compliance of the Bank with the aforesaid commitments. (See also below "—Monitoring Trustee" and Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The Monitoring Trustee participates as an observer in meetings of the Board of Directors and certain Board/Executive Committees and has full access to any of the Bank's records including board minutes. More specifically, the Monitoring Trustee is responsible for monitoring the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, scaling down Government assistance, control over payment of dividends, interest payments and the acquisition of own financial instruments. The Monitoring Trustee also has access to all the relevant files and records and is entitled to interview credit analysts and risk officers. The Monitoring Trustee attends Board and Board Committee meetings as an observer.

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

        The current Board of Directors, whose term expires in 2018, re-constituted into a body at the meeting of the Board of Directors on November, 2016.

        The following changes took place during 2016 and the first quarter of 2017:

  •
  On March 30, 2017, Ms Panagiota Iplixian was appointed as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Panagiotis Leftheris.

  •
  On December 27, 2016 the Board of Directors elected Ms. Eva Cederbalk as non-executive member of the Board of Director, in replacement of Mr. Efthymios Katsikas who resigned from non-executive member.

  •
  On November 9, 2016, the Board of Directors convened and decided on its reconstitution into a body. The Chair (non-executive) of the Board of NBG is Mr. Panayotis—Aristidis Thomopoulos, the Bank's Chief Executive Officer is Mr. Leonidas Fragkiadakis and the Bank's Deputy Chief Executive Officers are Mr. Dimitrios Dimopoulos and Mr. Paul Mylonas. Mr. Panagiotis Dasmanoglou, General Manager of Group Compliance and Corporate Governance is Secretary of the Bank's Board of Directors and of its Committees.

  •
  On November 2, 2016, at the meeting of the Board of Directors, the Chair of the Board of NBG Mrs. Louka Katseli, as well as the independent non-executive members Mr. Dimitrios Afendoulis and Mr. Spyridon Theodoropoulos submitted their resignation. By decision of the Bank's Board of Directors during its session taking place the same day, the Board elected Mr. Panayotis—Aristidis Thomopoulos, Mr. Claude Piret and Mr. Spyros Lorentziadis as non-executive Board members, in replacement of the members who submitted their resignation.

  •
  On July 28, 2016, the Board of Directors elected Mr. Haris Makkas as non-executive member of the Board of Directors.

  •
  On July 22, 2016, Mrs. Angeliki Skandaliari ceased to be the Hellenic Republic Representative at the Board, according to the definitive expiry of the guarantees granted by the Hellenic Republic pursuant to Greek Law 3723/2008.

  •
  On July 19, 2016, the Board of Directors appointed Mr. Panagiotis Leftheris as the new Representative of the Hellenic Financial Stability Fund on the Board of Directors, in replacement of Mr. Haris Makkas who submitted his resignation.

  •
  On June 29, 2016, the Board of Directors elected Mrs. Marianne Økland as independent non-executive member of the Board of Directors, in replacement of Mr. Kurt Geiger who resigned from independent non-executive member.

  •
  On May 26, 2016, the Board of Directors elected Mr. Kurt Geiger and Mr. Mike Aynsley as independent non-executive members.

  •
  On January 26, 2016, Mr. Andreas Boumis submitted his resignation as independent non-executive member of the Board of Directors.

        The following table sets forth the current Board of Directors:

Name	Position in Board	Start of Term	End of Term	Profession/ Main Expertise, Experience
Board of Directors of the Bank
Panayotis (Takis)—Aristidis Thomopoulos	Chair (Non-executive Member)	November 2, 2016—Board of Directors Election Date November 9, 2016 Elected Board Chair	2018	Chair of the Board
Executive members
Leonidas E. Fragkiadakis	Chief Executive Officer	June 19, 2015	2018	Chief Executive Officer
Dimitrios Dimopoulos	Deputy Chief Executive Officer	June 19, 2015	2018	Deputy Chief Executive Officer
Paul Mylonas	Deputy Chief Executive Officer	June 19, 2015	2018	Deputy Chief Executive Officer
Non-executive members
Spyros Lorentziadis	Member	November 2, 2016	2018	Audit / Accounting
Eva Cederbalk	Member	December 27, 2016	2018	Banking Experience
Stavros A. Koukos	Member	June 19, 2015	2018	Employees' Representative, Chairman of the Federation of Greek Banks Employees (OTOE)
Independent non-executive members
Petros K. Sabatacakis	Member	June 19, 2015	2018	Economist / Risk and Financial Audit Expertise
Claude Piret	Member	November 2, 2016	2018	Independent Non-Executive Expert Member as prescribed by Art.10 of Greek Law 3864/2010 as in force. Risk experience/ Financial Services
Haris Makkas	Member	July 28, 2016	2018	Economist / Financial Services
Mike Aynsley	Member	May 26, 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Law 3864/2010 as in force. Risk experience/Financial Services
Marianne Økland	Member	June 29, 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Law 3864/2010 as in force Financial Services / Shipping
Representative of the Hellenic Financial Stability Fund (Greek Law 3864/2010)
Panagiota Iplixian	Member	March 30, 2017	2018	Economist
Board and Board Committees' Secretary
Panagiotis A. Dasmanoglou		January 28, 2014	2018	General Manager—Group Chief Compliance and Corporate Governance Officer

        During 2016, the Bank's Board of Directors convened twenty eight times in total.

        During 2016, the Board of Directors Committees convened sixty seven times in total.

        23.08% (3 out of 13) of the Board Members are women.

        A budget exists for the Board, while during the year there was an appointment of an external advisor in the context of the Board self-assessment that took place during 2016, which was carried out with the assistance of an external advisor.

        Board of Directors' short CVs have been posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

HFSF influence

        Pursuant to the HFSF Law and the Presubscription Agreement dated May 28, 2012, as amended and restated on December 21, 2012, the HFSF initially appointed a representative on the Bank's Board in 2012. The HFSF representative, according also to the stipulations of the Amended Relationship Framework Agreement between the Bank and the HFSF, participates in the Board Committees. Additionally, according the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF, the HFSF also appoints an Observer to the Board and Board Committees (without voting rights). For the HFSF's powers see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF".

        Pursuant to the 2015 Recapitalization, the HFSF participated in the Bank's recapitalization by contributing ESM notes and acquiring in exchange common shares with full voting rights representing 38.92% of the share capital of the Bank, and CoCos which were fully repaid on December 15, 2016. Additionally, the HFSF retains common shares with restrictions on the exercise of voting rights, as per article 7a of the HFSF Law as in force, corresponding to 1.47% of the share capital of the Bank, which could have full voting rights shares upon certain conditions.

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

        The Monitoring Trustees are respected international auditing or consulting firms approved by the European Commission on the basis of their competence, their independence from the banks and the absence of any potential conflict of interest. In each credit institution under restructuring, the Monitoring Trustees work on behalf and under the direction of the European Commission, within the terms of reference agreed with the EC, ECB and IMF staff.

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

        The Monitoring Trustee monitors closely the Bank's commercial practices, participates as an observer in meetings of the Board of Directors and certain Board/Executive Committees and has full access to any of the Bank's records including board minutes.

  Curriculum vitae of our Management

        Below are the curriculum vitae of the Chairman, the Chief Executive Officer and the Deputy Chief Executive Officers, as well as those of the principal managers of various business lines of the Bank.

Chairman

        Panayiotis-Aristidis Thomopoulos, born 1937, is the Chairman of the National Bank of Greece since November 2016. Mr Thomopoulos has significant experience of 40 years in the financial sector and deep knowledge of European banking regulatory framework, having served, among others, for a number of years, as Deputy Governor of the Bank of Greece, Chair of Eurobank, independent non-executive member of the Board of the National Bank of Greece as well as Executive Chairman of the Hellenic Financial Stability Fund. He is also Chairman of the Bank's Strategy Committee. Before his appointment as Chairman of NBG, Mr Thomopoulos has served as Vice Chairman of the Board of Directors of Eurobank Private Bank Luxembourg (04/2015–10/2016); Vice-Chairman of the Board of Directors of Eurolife Insurance Company (03/2015–08/2016); Chairman of the Board of Directors of Eurobank (07/2014–01/2015); as an Independent Board of Directors member of NBG (01/2014–06/2014); Chairman of the Board of Directors and Chief Executive Officer (CEO) of the Hellenic Financial Stability Fund (HFSF) (10/2010–02/2013); as a Member of the Economic and Financial Committee of the EU ("EFC") (2002–2009), as Alternate Governor to the IMF for Greece (2002–2008). In addition, Mr Thomopoulos has served as Deputy Governor of the Bank of Greece (10/1994–02/2009) and Member until September 2010 of the Monetary Policy Council, overseeing the Banking Supervision Department, the Legal Department, the Government Financial Operations and Accounts Department, the Electronic Secondary Securities Market Operations Section, the Department Issuing and Placing the Public Debt (until the PDMA was created in 2008), the Section managing the Common Capital, i.e. the non-current account of all pension funds (except private pension companies), Member of the very restricted team which prepared Greece's entry into the Euro Area. He participated, alongside the Governor (or standing in for him) in the Governing Council and the General Council of the ECB. Member of the ECB International Relations' Committee (2002–2010) and the Committee of Alternates of the European Monetary Institute (1994–1998). Other positions he has held include: Senior Economist at the OECD Paris Economics Department, Head of Country Desks preparing the Economic Surveys and Forecasts (published in the semi-annual Economic Outlook) for the UK, Spain, Belgium, Luxembourg, Greece, Ireland and Yugoslavia (1966–1994); Board of Directors Member and Member of the Executive Committee and since 2015 Vice-President of the Board of Directors and the Executive Committee at the Foundation of Economic and Industrial Research (IOBE), Athens; President of the Board of Directors of Electronic Interbanking Systems S.A. DIAS (since 1996); Member of the Board of Directors of Greek Public Debt Management Agency (PDMA)

(1998–2010); Member of the Board of Directors of the Onassis Foundation (1992–1996); Member of the Board of Directors of Athens International Airport (Eleftherios Venizelos) (1995–2001); Chairman of the Board of Directors of the Organizing Committee of the Olympic Games, Athens 2004 S.A. (1999–2001). He holds a B.Sc (Econ) and a M.Sc. (Econ) of The London School of Economics and Political Science (LSE).

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

Deputy Chief Executive Officers

        Dimitrios Dimopoulos, born 1947, was elected Executive Member of the Board of Directors and Deputy CEO of the National Bank of Greece (NBG) in June 2014, overseeing its Corporate, Retail and Investment Banking, as well as Group Marketing & Communication. He is also Member of NBG's Executive Committee. He was appointed General Manager of Corporate Banking at NBG in February 2008 also served as Chairman of the Board of Directors at by Ethniki Hellenic General Insurance S.A. from July 2012 until March 2016. He joined NBG in 1975 and as Director of the Large Corporate Division, he was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is also the permanent representative of NBG on the Board of Directors of the Athens Chamber of Commerce and Industry. He holds a Bachelor's degree in Economics and Political Sciences from the Aristotle University of Thessaloniki and a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

        Paul Mylonas, born 1958, was appointed Deputy Chief Executive Officer of the Group in June 2014. Direct reports are the CFO and COO and the Troubled Assets Units. From December 2013 to June 2015, he also acted as Chief Risk Officer for the Group. He is a Member of the Executive Committee and of the ALCO. He is Vice Chairman of the Board of Directors at by Ethniki Hellenic General Insurance S.A., Chairman of the Board of Directors of NBG Asset Management, and serves as a member of the Board of Directors of NBG Cyprus Ltd, NBGI Private Equity Ltd, NBG International Ltd and NBG GP Ltd. Moreover, he is a member of the Economic Advisory Board of the Hellenic Banks' Association. In July 2012, he was appointed General Manager of Strategy and International Operations. From December 2010 until July 2012, he served as General Manager of Strategy and Governance. From April 2004 to December 2010, he was General Manager of Strategy and Research, Head of Investor Relations and Chief Economist of the Group, which he joined in 2000. Before joining the Bank, he worked as Senior Economist in the Economics Department of the OECD (1995–2000) and the IMF (1987–1995) and taught at Boston University (1985–1987). He holds a Master of Arts and a PhD in Economics from Princeton University and a BSc in Applied Mathematics-Economics (Magna cum Laude and Phi Beta Kappa) from Brown University.

Key Management of major subsidiaries

        Stavros Konstantas, born 1966, was appointed Deputy CEO, acting as CEO, of by Ethniki Hellenic General Insurance S.A. in March 2016. From December 2011 to February 2016, he held the position of CFO in by Ethniki Hellenic General Insurance S.A. He is also member of the Board of Directors of Europe Insurance Co S.A., National Insurance Brokers S.A., Ethniki Insurance (Cyprus) Ltd, Garanta

Asigurari S.A., UBB MET LIFE and UBB Insurance Brokers (Bulgaria). During the period 1991–1998, he worked in ING Life of Greece, where he served in several responsible positions in the Actuarial Department. In 1999, he was appointed Chief Actuary and Operations Manager and from 2002 to 2008 he held the position of CFO. In 2009, he was appointed Chief Bancassurance officer, responsible for the Bancassurance agreement with Piraeus Bank. He was also Deputy CEO in ING Life and ING Non-Life and member of the Board of Directors of ING Brokerage and ING Piraeus JV. In 2010, he worked in International Life where he held the position of General Manager (OPS, Finance, Risk). He holds a Bachelor and a postgraduate degree in Mathematics from the University of Athens and he is a certified Actuary since 1994.

        Marinos Vathis was born in 1957 in Athens, Greece. Mr. Vathis has two children. He speaks Greek, English, French and German.

        He was appointed the President of the Executive Board in Vojvodjanska banka a.d. Novi Sad in July 2010. Mr. Vathis is competent for coordination and supervision of the following Divisions: Human Resources, Retail Products and Segments, Network Management, Treasury, Brokerage and Advisory, Corporate Banking, Marketing and Communications and of the Executive Board Office.

        He was the Head of International Corporate Banking in National Bank of Greece from 2007 until July 2010. He worked as the NBG General Manager in the United Kingdom from April 2005 until July 2007, and prior to this, he was the NBG General Manager in France from September 2002 until March 2005. In Egnatia Bank S.A., he headed consecutively, the Corporate, Consumer and Retail Divisions. He was the Member of the Board of Directors of Egnatia Securities S.A from 1997 until 2002. From 1987 until 1997, he was employed by Midland Bank/HSBC in Athens, in various managerial positions in Corporate and Investment Banking.

        He holds a degree in Economics from the City of London Polytechnic, London and Postgraduate degrees in Monetary economics and International business and Finance from Universities of Kent and Reading in the UK, respectively.

        From 2005 to 2010 he participated as a Board Member representing Greece in the Association of European Banks in the United Kingdom.

        He is the President of the Board of Directors of NBG Leasing in Serbia, member of the Board of Directors of the Association of Serbian Banks, Vice President of the Responsible Business Forum and member of the Serbian Association of Managers.

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

        Diomidis Nikoletopoulos, born 1964, is the Chief Executive Officer and Chairman of the Board of Directors of Stopanska Banka. He joined the Bank in 2009, after having a successful career in top managerial positions in Laiki Bank, AspisBank, EFG Eurobank, as well as a long term career in KPMG Athens. Diomidis Nikoletopoulos holds an MSc in Marketing Management (Derby University, UK) and a BS in Business Administration (Athens University of Economics and Business). He has attended various seminars and training courses in many countries and in different business subjects and he is also a member of the Management Board of the Academy of Banking and IT, as well as member of Greek Economic Chamber and the Institute of Chartered Accountants.

        Efstratios Sarantinos, born 1965, has been the Chief Executive Officer of NBG Asset Management since February 2012. His prior appointments include the position of Chief Executive Officer at Bank of Cyprus Asset Management Company and the positions of Interest Rate Swaps and Options Trader, in London, at Merrill Lynch and Barclays and Proprietary Trader at Citibank. Mr. Sarantinos holds a Ph.D. in Computer Science—Artificial Intelligence from Queen Mary College, University of London and a B.Sc. (Hons) in Computer Science from the University of Cardiff.

        Mr. Ioannis Kougionas, born in 1959, was appointed CEO and Member of the Board of Directors of Banca Romaneasca in December 2014, previously holding the position of Chief Executive Officer and Member of the Board at Banka NBG Albania (member of NBG Bank Group). Currently he is also Board Member of NBG Leasing and Garanta Asigurari, in Romania.

        He started his banking career in 1994 at Alpha Bank Greece S.A. and then served in several managerial positions in Alpha Bank Romania S.A., Bancpost S.A. and Banka NBG Albania SH.A.

        In parallel to his banking career he was involved from 1982 to 2013 in academic activities such as researching and lecturing in various institutions in England, Greece and Albania. He has been Vice-chairman of Albanian Association of Banks and Chairman of Greek Business Association in Albania, while from 2014 he is Board Member (Treasurer) of Greek Romanian Chamber of Commerce.

        He holds a BA Diploma in Economics at University of Macedonia in Greece and a Ph.D. in Credit and Agriculture at Bradford University, England.

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

        The General Managers are as follows:

        Panagiotis Dasmanoglou, born 1963, has been an executive at the National Bank of Greece since 1990. In December 2016 he was appointed General Manager of Group Compliance and Corporate Governance. He is also a member of the Executive Committee. In June 2015 he was appointed Assistant General Manager of Group Compliance and Corporate Governance, while previously, since September 2013 he served as Assistant General Manager of Group Compliance. In January 2014 he was elected Secretary of the Bank's Board of Directors and of its Committees. Since July 2009 he served as Director of the Group Compliance Division, and he was responsible for the Group's compliance with the legislative and regulatory framework. In his various positions as a lawyer at the Bank in the past, he handled significant matters concerning integration of European banking legislation in the Bank's processes, domestic and international credit operations, and M&A activity, thereby gaining substantial experience across a broad spectrum of banking operations. For a number of years, he has been an active participant in the workings of the Hellenic Bank Association and the European Banking Federation, and specifically on the Committees for international banking issues, compliance, consumer issues, anti money laundering, derivatives and repos. Mr. Dasmanoglou serves on the board of the Hellenic Ombudsman for Banking and Investment Services and on the boards of directors of several NBG Group companies, including as Vice-Chairman at National (Ethniki) General Insurance, at NBG Securities S.A., and NBG Asset Management S.A., and as Board member at Ethniki

Factors S.A. He holds a law degree (LL.B) from the University of Athens Law School and a postgraduate (Master's) degree in European Law from the University of Brussels, as well as international executive certifications in international banking law, compliance and banking management from the INSEAD Graduate Business School.

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

        Ioannis Kyriakopoulos, born 1959, was appointed Chief Financial Officer of the Group in September 2015. He is member of the Executive Committee, the Asset and Liability Committee (ALCO) and the Disclosure and Transparency Committee. He is also Vice Chairman of the Board of Directors of NBG Pangaea and member of the Board of Directors of the Hellenic Exchanges-Athens Stock Exchanges SA. He worked at the Bank from 1977 until January 2012 when he joined the HFSF as its Chief Financial and Operating Officer. At the Bank he served as Deputy General Manager of International Activities from April 2011 to January 2012 and as Deputy Chief Financial Officer from April 2009 until April 2011 while from August 2002 to April 2009, he was the Director of the Financial and Management Accounting Division. He holds a BSc in Mathematics and a BSc in Economics from the University of Athens and an MSc in Statistics and Operational Research from Loughborough University in the United Kingdom.

        Nelly Tzakou Lambropoulou, born 1962, is General Manager of Retail Banking at the Bank since July 2013. She is responsible for Retail Products, Retail Segments and Distribution networks including physical Branch Network and Digital Channels of the Bank. She is a Member of the Senior Executive Committee of NBG and the ALCO. Since December 2012, she held the position of General Manager, Group Head of Operations, Business Processes and IT at the Bank. She is Chairman of the Board of Director at National Securities S.A and at NBG Bancassurance Insurance Broker S.A.; Vice-Chairman of the Board of Director at DIAS S.A. (Greek ACH) and member of the Executive Committee at the Hellenic Bank Association; a member of the Board of Director at the Athens Chamber of Commerce and Industry, Ethniki Factors S.A and Mastercard Europe Advisory Board. Moreover, she is a member of EFMA Operational Excellence Advisory Council, as well as a member of "Junior Achievement Greece". She holds a Bachelor's Degree in Economics from the University of Piraeus and an MBA from the University of Wales & Manchester Business School.

        Marinis Stratopoulos, born in 1964, was appointed General Manager of International Activities at the National Bank of Greece S.A. in April 2014. From August 2010 until December 2014 he served as CEO and Chairman of the Board of Directors of NBG's subsidiary in Romania, Banca Romaneasca S.A. From February 2007 until August 2010 he served as CEO and Chairman of the Executive Board of the Serbian subsidiary Vojvodjanska Banka A.D. During 2005–2007 he worked as General Manager at the National Bank of Greece A.D. Beograd. From 2001 to 2005 he worked as Chief Executive Officer and Chairman of the Board of Egnatia Bank (Romania) S.A. and Chairman of the Board of Directors of Egnatia Leasing (Romania) S.A., while in the period January–June 2005 he was Deputy General Manager at Egnatia Bank S.A. During the years 1999–2000 he held managerial positions in Piraeus Bank S.A. and Prime Bank S.A. From 1993 and for the next 6 years he worked at Xiosbank S.A. as Director in the Corporate Banking Department. He is Chairman of the Board of Directors of Banca Romaneasca S.A., Vojvodjanska Banka A.D., Stopanska Banka A.D Skopje, United Bulgarian Bank A.D. and NBG Leasing IFN S.A. (Romania) and Dep. Chairman of the Board of Directors of NBG Cyprus L.T.D. He holds a degree in Business Administration from the American College of Greece (Deree College) and a Master of Science in Finance from Lancaster University UK.

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

        Nikolaos Christodoulou, born 1965, was appointed Chief of Operations of NBG in September 2016. In September 2013 he was appointed Group Chief Information Officer. Before joining NBG in November 2011, he was a Partner at Accenture, the global consulting and technology firm, where he headed the Management Consulting Unit and the Financial Services Unit in Greece. He is a member of the Board of Hellenic Management Association and a member of Technical Chamber of Greece. He is also member of the Board of Directors of Banca Romaneasca. Since June 2013, he is Chairman of the Hellenic Institute Information and Communication Management of the Hellenic Management Association (HICM-HMA). He has served as member of the Board of ICAP S.A. and member of the Advisory Committee of Attica Ventures. He has been Chairman of the Greek Information Society Observatory for 4 years and Chairman of the Digital Aid S.A. for 2 years. He holds a Bachelor's degree in Electrical and Computer Engineering from National Technical University of Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

Deputy General Managers

        Yiannis Vagionitis, born 1960, was appointed Chief Credit Officer in July 2015. He is also member of the Board of Directors of Finansbank since January 2014 and member of the Risk Committee, the Audit Committee, and Loans Committee of Finansbank as well. From October 2010 up to November 2013 he was Head of Corporate Banking-Large Corporate Division of NBG. Also, he was member of the Board of Directors of NBG Factors. From May 2008 up to October 2010 he was Head of Credit Division and International Credit Division of the Group, whereas from October 2006 up to May 2008 he was Head of Credit Division of National Bank of Greece. Moreover, he was member of the Executive Credit Committees of National Bank of Greece, Banka Romaneasca, United Bulgarian Bank, Stopanska Banka, Vojvodanska Banka, NBG Albania, NBG Cyprus, NBG Leasing Serbia, NBG Leasing Romania and NBG Leasing Bulgaria. He joined National Bank of Greece in 2004 under the Group Risk Management Division. Between 1992 and 2003 he worked for the HSBC Bank and between 2003 and 2004, at positions of responsibility in the area of corporate banking of the Bank of Cyprus. He holds a BSc and a Master of Science in Mechanical Engineering from the University of Manchester Institute of Science & Technology (UMUST) and also an MBA from Manchester Business School.

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

        George Koutsoudakis, born 1965, was appointed Deputy General Manager of Corporate Banking in the Group in January 2014. Just before joining the Group during 2013 (between January and May) he was Advisor to the management of Alpha Bank and from May onwards, he was Deputy Commissioner of Probank. During the period from 2007 to 2012 he worked at Emporiki Bank (Group Credit Agricole). From 2007 to 2009 he was Deputy General Manager of Corporate and Investment banking and from 2009 to 2012 he was General Manager, Head of Enterprises, Investment & Private Banking. During the period 2002 to 2007 he was Deputy General Manager at Geniki Bank (Group Societe Generale). Prior to that he had worked in the field of investment banking for ETEBA (within the Group) from 1996 to 2001 and Alpha Finance (of the Alpha Bank banking group) from 1990 to 1996. He has held various positions on Boards of Directors, while currently he is non executive member on the Board of Directors of Probank Leasing, Ethniki Factors and Apivita S.A. Until June 2016 he was also a member of Board of Director member of FinansBank Group. He holds a BSc Economics Honors Degree from Queen Mary College (University of London).

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

        Konstantinos Bratos, born 1956, was appointed Assistant General Manager, Corporate Workout & Remedial Management of International Activities in NBG in April 2016.

        From December 2013 Mr. Bratos held the position of Assistant General Manager of International Activities, having served as a manager of this Division since April 2012.

        Mr. Bratos has been the Chairman both of NBG Malta Holdings Ltd and NBG Bank Malta Ltd since 2009 and has similarly presided over Banka NBG Albania since 2012. He is also Deputy Chairman of the Supervisory Board of Stopanska Banka while he holds the same position in the Board of Directors of Banca Romaneasca and Vojvodjanska, as well as being a Board Member of UBB. From 2010 to 2012, he held the position of Executive Manager for Corporate & Business Banking at UBB. From 2005 to 2010 he was Manager of International Network Division A' at NBG. From 2002 to 2005 he held the position of Second General Manager at Stopanska Banka. From 1992 to 2002 he also served as Deputy Manager at the NBG branch in Boston and after that he became Manager at the NBG branches in Belgrade, Sofia and Bucharest. From 1984 to 1992 he worked in the Audit Division at NBG which he joined in 1975 and until 1984 he worked in the branch network of the Bank.

        Mr. Bratos holds a BSc in Economics from the University of Piraeus, as well as a MSc in Economic Management, specialization in Marketing Management from Burgas University (Bulgaria).

        Dimitrios Pavlineris, born 1959, was appointed Assistant General Manager responsible for Bank's Branch Network in April 2016. He joined National Bank of Greece in 1978. Since then he has worked at the Branch Network. He has extensive knowledge and experience in banking activities and in Managing Branches of all categories to the highest been. Being a Regional Manager responsible for a significant number of Branches, accomplished a lot, contributing to Bank's objectives achievement and policies and guidelines implementation. He holds a degree of the "Graduate School of Industrial Studies" of Piraeus, a Cambridge Certificate of Proficiency in English and he is a member of the Economic Chamber of Greece.

        Vasileios Skiadiotis, born 1961, was appointed Assistant General Manager Retail Banking in June 2015; he is responsible for Private Banking, Debit—Credit cards, Digital Channels, Retail Banking, Corporate Key Account Services, Retail Business Banking and Household Lending. From 2011 to 2015, he headed the Global Markets Division. He joined the Group in 1984. Until 1991 he served in the retail network holding different positions at various departments. During the years 1991–2015 he was selected to work for the Group Treasury, General Division. In 2004 participated in the INSEAD Inter Alpha Banking Program as member of NBG's representatives. He participates in the Committee of NBG Asset Management (Mutual Fund Management Company), NBG Insurance Brokers, as well as in the NBG Staff Self Insurance Fund. He holds a Bachelor's Degree in Civil Engineering from National Technical University of Athens and a postgraduate degree in banking. He is a certified Portfolio Manager by Bank of Greece.

        George Triantafillakis, born 1957, was appointed Assistant General Manager of Legal Services in June 2015, with responsibilities for the supervision and coordination of activities of Legal Services Division and external lawyers providing services to the Bank. Since 2012 he held the position of Director of Legal Services Division, since 2017 he is the Chairman of the Legal Council of National Bank of Greece and since 2017 he is the Chairman of the Legal Council of Hellenic Bank Association. Since 1992 he is Attorney at law practicing before Supreme Court of Justice. During his long term service in the Legal Services, he represented the Bank before high Courts, arbitration tribunals and Authorities, with respect to significant legal cases in Greece and foreign jurisdictions, involving matters of banking law, criminal law, capital markets law, competition law, European and commercial law. He is Professor of Commercial Law, teaching also at the National School of Judges. He was member of Competition Commission (for 10 years), member of legislative committees and legal science societies. He has published monographs, scholarly and university books, series of articles in particular sectors of commercial law and he was elected as Vice chairman in the board of Association of Greek commercialists. He is graduate of the University of Athens Law School (with honors) and holds a doctoral degree in commercial law from the German University of Tübingen Law School.

        George Frangou, born 1964, was appointed Deputy General Manager—Head of Group Real Estate at the Bank in March 2014. From March 2000 to December 2013, has held several management positions within Eurobank EFG Group, where he served as Finance & Administration Director of at EFG e-Solutions (e-Banking, e-commerce b2c), Head of Real Estate—Greece and later for the Group's International Activities. During the period 1993–2000 has held various managerial positions for at Johnson & Johnson and METAXA S.A. He has extensive experience in the areas of Real Estate, Operations & Project Management, Finance and IT. Has led reorganizations, with a long track record in leading teams, and setting-up new units and ventures in Greece and South Eastern Europe (green field operations). He holds a Bachelor of Science in Economics from the Athens University of Economics & Business and a Master Degree in Business Administration (MBA) from California State University, Bakersfield (USA).

B.  Compensation

        During 2016, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 19 million.

        For more information on related party transactions, see Note 32 to the U.S. GAAP Financial Statements.

        Total remuneration comprises salaries, fees and other short-term benefits, post-employment and other long-term benefits, and termination benefits. No bonuses were paid to directors or senior management for the year ended December 31, 2016, as under the terms of the HFSF law, the Bank is prohibited from paying bonuses to members of the Board of Directors, the Chairman, the Chief Executive officer, the Deputy Chief Executive Officers and any other general managers or their deputies for the period during which the Bank participates in the capital support program under the HFSF Law.

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

C.  Board Practices

NBG's Corporate Governance Code

        The Bank's corporate governance framework is aligned with the requirements of Greek and European legislation and the rules the HCMC, as incorporated in the Bank's Articles of Association, the Corporate Governance Code and other internal regulations/charters. Additionally, the stipulations of the Amended Relationship Framework Agreement between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee are applied, while finally, considering the fact that NBG remains registered with the U.S. Securities and Exchange Commission ("SEC"), the Bank is also subject to U.S. legal and regulatory framework (Sarbanes Oxley Act and SEC rules).

        In February 2006, the Bank's Board of Directors adopted a directional framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board of Directors and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board of Directors adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the Relationship Framework Agreement between the Bank and the HFSF as well as with the Bank's obligations towards the Monitoring Trustee and in December 2014 in order to incorporate the changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank's organizational structure. In 2015, an annual review and update of the Bank's Corporate Governance Code took place and specifically it was amended in part in September 2015. The Bank's Corporate Governance Code shall be further revised within 2017, as deemed appropriate in compliance with the new provisions of Greek Law 3864/2010 and the Amended Relationship Framework Agreement between the Bank and the HFSF, as well as in accordance with regulatory developments in national and European legal and regulatory framework concerning corporate governance.

        The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Greek Company Law 2190/1920, as in force. Within the context of its Corporate Governance Code, and in accordance with its Articles of Association and applicable legislation, the authorities and responsibilities of the Bank's management bodies are determined and the Board of Directors has delegated authorities to Bank's executives in line with the applicable framework, while the Bank is in the process of updating a high level Chart of Authorities and Responsibilities of the Management.

        In the context of the current Corporate Governance Code, the Board has in place a self-assessment system for its operation, as well as the operation of its Committees based on a methodology, which has been formed and approved by the Corporate Governance and Nominations Committee. Every three years, the assessment of the performance of the Board and its Committees, is carried out by an external advisor, the selection and monitoring of whom falls within the responsibilities of the aforementioned Board Committee. The assessment is carried out with the use of a methodology based on the best practices and includes interviews with the Board members and the use of detailed questionnaires, covering all the activities of the Board and its Committees.

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

Directors' Nomination Policy

        The Bank has in place a detailed Directors' Nomination Policy which is aligned with the provisions of the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter, and incorporates the provisions of Greek Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), the Bank of Greece Executive Committee's Act No. 22/12.7.2013 "Procedures (a) for the authorization of credit institutions in Greece and (b) for the acquisition of a holding in an existing credit institution—Prudential assessment of the liable persons", as well as international best practices, while taking into account relevant guidelines of the EBA, while it also reaffirms the important role of the Board's CGNC and its Chairman in the selection of candidate members for the Bank's Board.

        The Directors' Nomination Policy was lastly updated in August 2016, considering among others the process which the Bank followed in 2016 for recruitment and selection of Board Chairman and of Non-Executive Directors through publicly advertising relevant positions, both in Greece and abroad. Further, the revised Nominations Policy also includes the revised target Board profile in accordance with the eligibility criteria determined based on the latest amendments of Greek Law 3864/2010.

        Finally, at the end of January 2017, the consultation period ended concerning Joint ESMA and EBA draft Guidelines on the assessment of the suitability of members of the management body and key function holders and the ECB draft guide to fit and proper assessments. In accordance with final guidelines that shall further be released, the Bank will be examining these and where necessary be proceeding with relevant adjustments to the Nomination Policy as may be deemed appropriate.

Conflict of Interest Policy for Senior Executives

        The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank's Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees. In April 2017, the said policy was updated and its scope was extended including also members of the Board of Directors and other related parties.

        Reference of the Conflict of Interest Policy for Senior Executives on the Bank's website: www.nbg.gr (section: Compliance Division).

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

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

Insurance Cover for members of the Board of Directors of the Group companies

        In compliance with the provisions of the Corporate Governance Code, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, with respect to the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Directors, Executives and employees, and damages arising from fraud, including electronic fraud.

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

        The Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Contact / Contact Audit Committee), provides the contact information for the submission of confidential reports.

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

        The Bank's website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

        The Bank's and the Group's Remuneration Policy is aligned with the framework provided by Greek Law 4261/2014 (which transposed European Directive 2013/36/EU (CRD IV)) and the Bank of Greece Governor's Act 2650/19.01.2012. Additionally, the Remuneration practices which the Bank follows are consistent with Greek Law 3864/2010 as in force and the Amended Relationship Framework Agreement between the Bank and the HFSF and the Bank's obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the Chief Executive Officer as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor's remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010.

        The Bank monitors developments in the applicable framework, and in case there are further changes in the relevant EU framework or Bank of Greece Acts, following also the latest EBA Guidelines and EBA Opinion on the application of the principle of proportionality to the remuneration provisions in Directive 2013/36/EU (EBA-Op-2016-20) and communication which has taken place in this respect among EBA and the EU, the Remuneration Policy shall be further revisited and where deemed appropriate adjusted in accordance with developments in the applicable framework.

        Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank's website at www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Diversity policy concerning Bank's management, administrative and supervisory bodies

        In accordance with Greek Law 4261/2014 which incorporated Directive 2013/36/EU into Greek legislation, institutions should engage a broad set of qualities and competencies when recruiting members to the Board of Directors and for that purpose shall put in place a policy promoting diversity on the Board of Directors.

        Within this context, the Bank follows practices and policies that promote diversity both at the level of the Board of Directors, as well as at executive level, aiming at promoting a diverse pool of members of its supervisory and management bodies. In particular, the Bank aims at engaging a broad set of qualities and competencies when recruiting members of the Board and of its executive management, with a view to achieving a variety of views and experiences and to facilitating sound decision-making. Collectively, there is a set of skills and expertise in place so as to contribute to the efficient operation of the Bank's supervisory and management bodies, aiming at collective suitability of the said, while the Board of Directors shall collectively have the skills to present its views and influence the decision-making process within the executive management body.

        In particular, the Bank gives great emphasis on ensuring diversity of the Board of Directors and the executive Management including in terms of gender representation, age, nationality, and variety of educational background, experience and expertise.

        As far as gender representation is concerned it shall indicatively be noted that until November 2016 the Board of Directors was chaired by a woman, while currently representation of women on the Board of Directors is at 23.08%. Further, at executive level, important senior executive positions are held by female Executives, like the positions of General Manager-Head of Retail Banking and of Assistant General Manager of Marketing and Communications, while there are women in a number of important positions like Heads of Compliance and Corporate Governance Divisions, Head of Strategy Division, of Business Processes Organization, of Human Resources Strategy and so on. In terms of age, there is a range of different age groups both at the level of the Board of Directors and at executive level, namely the age of Board members varies and is mainly in the range of 50 to 70 years of age, except for 3 Directors being over 70, while the age of Senior Executives also varies and is mainly in the range of 50 to 60.

        The Board of Directors of the Bank has a multinational composition, including five different nationalities, with Greek, Swedish, Australian, Belgian and Norwegian Board members have international experience among others by previously being Board members or Senior Executives in a number of different countries, including in the United Kingdom, in the U.S., in Ireland, Australia and Iceland.

        Bank's Directors and Senior Executives have a variety of educational backgrounds and work experience, including indicatively educational background in Economics, Business Administration, certifications and prior experience in Accounting, Audit and Risk, extensive Banking and Financial Services experience, legal background, commercial prior experience and experience in IT and in operations. In any case, the purpose is for the Bank to ensure that areas of knowledge and experience required in accordance with the Bank's business activities are covered, while at the same time also being aligned with the provisions of the applicable legal and regulatory framework that applies, like for example in terms of specific eligibility criteria applying to Board members in accordance with Greek Law 3864/2010 as in force.

Corporate Social Responsibility Policy

        The Bank has adopted a CSR Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions. Further, within 2016 the Bank revised its Sponsorship, Donations and other Charity Contributions Policy.

        The CSR policy is posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

Corporate Governance Awards

        During 2016 the Bank was awarded twice concerning its corporate governance arrangements. Specifically, during 2016 the Bank received the following two awards:

  a)
  Awarded "Best Corporate Governance Greece 2016" by Capital Finance International

        Following its nomination by third parties based on published and widely available data and information, NBG participated in the evaluation of its internal corporate governance arrangements, and received the award 'Best Corporate Governance—Greece 2016' from international organization Capital Finance International ("CFI"), while receiving excellent reviews from CFI, with particular reference made to the sound and effective compliance and corporate governance framework it has adopted.

  b)
  Awarded 'Best Corporate Governance Bank Greece 2016' by Global Banking and Finance Review

        Following an evaluation of NBG's corporate governance arrangements based on publicly available data, Global Banking and Finance Review awarded NBG as the Bank with the best Corporate Governance in Greece for year 2016.

Board Committees

        Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee members are remunerated annually for their participation in each Committee.

  Audit Committee

        The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, Greek Law 3693/2008 (article 37), Greek Law 4449/2017 (article 44) and the Sarbanes-Oxley Act ("SOX").

        The members of the Committee are elected by the General Meeting of Shareholders upon recommendation of the Corporate Governance & Nominations Committee to the Board Chair. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of five non-executive Directors, four of whom are independent (one of whom is the financial expert and advisor on issues related to the US Securities and Exchange Commission) and is the HFSF representative at the Board of Directors. The Committee's members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialized consultant who reports directly to the Chairman of the Committee. The Committee convenes regularly at least six times per annum or extraordinarily, whenever deemed necessary, keeps minutes of its meetings and reports to the Board every three months or more frequently if deemed necessary.

        During 2016, the Audit Committee convened fifteen times. During the course of the year, the Group three-year audit program 2016–2018 of the Group Internal Audit Division was presented to the Committee, as well as the annual report for the prevention and suppression of money laundering and terrorist financing. In June 2016, the Committee reviewed the Annual NBG Group Compliance Report, in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, while the Audit Committee was also informed about the activities of the Audit Committees of NBG Group subsidiaries, in compliance with SOX. Furthermore, the Committee reviewed the quarterly and annual financial statements of the Bank and the Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit and Compliance Divisions, and assessed the adequacy of the Internal Control System in line with Bank of Greece Governor's Act No. 2577/2006. Furthermore, the Committee among others made recommendations to the Board regarding the appointment of the Bank's external auditors for the annual and semi-annual Financial Statements for the year ended 2016. Furthermore, the Committee was informed concerning developments in the International Accounting Standards, the US Securities and Exchange Commission, the Public Company Accounting Oversight Board principles as well as the SOX controls process.

        The Committee is currently comprised of the following members:

Chair	Claude Piret
Vice-Chair	Petros Sabatacakis (Financial expert)
Member	Mike Aynsley
Member	Marianne Økland
Member	Spyros Lorentziadis
Member	Panagiota Iplixian (HFSF representative)*

*
On March 30, 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a HFSF representative.

        Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee's charter posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources and Remuneration Committee

        The Human Resources and Remuneration Committee ("HRRC") was established by Board decision (meeting no. 1259/ May 5, 2005).

        The Committee solely consists of non-executive members of the Board, which are at least three in number, in their majority (including the Chairman) are independent Board members, in accordance with the definition of independence specified in the Bank's Corporate Governance Code and one member is the HFSF representative at the Board of Directors. The Committee composition includes members possessing experience in the financial sector, while at least one member possesses significant expertise, skills and professional experience in risk management and audit activities, in order to be able to contribute to the alignment of remuneration with the risk and capital profile of the Bank.

        The members and Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee. The Committee members shall be selected on the basis of their competence and experience.

        The Committee convenes at least three times a year and keeps minutes of its meetings.

        In 2016, the HRRC convened eight times. During the year, the HRRC approved the Board of Directors and Board of Directors Committee members' remuneration for fiscal year 2015 and determined remuneration of the Chairman, the Chief Executive Officer, Deputy Chief Executive Officers and non executive members of the Board until the General Meeting of 2017. Further, the HRRC dealt with the contracts, promotions and appointments of General Managers and Assistant General Managers of the Bank while it reviewed the personnel performance evaluation system. The committee was informed in detail on a regular basis, concerning the VES.

        The Committee is comprised of the following members:

Chair	Marianne Økland
Vice-Chair	Mike Aynsley
Member	Claude Piret
Member	Haris Makkas
Member	Petros Sabatacakis
Member	Panagiota Iplixian (HFSF representative)*

*
On March 30, 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a HFSF representative.

        Detailed information on the responsibilities, composition and modus operandi of the HRRC Committee are included in the charter of the HRRC posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

  Corporate Governance and Nominations Committee

        The CGNC was established by Board decision (meeting no. 1259/ May 5, 2005). The Committee is composed of at least three Board members. The members and Chairman of the Committee are elected by the Board of the Bank. All members of the Committee are non-executive Board members, in their majority independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code and one member is the HFSF representative at the Board of Directors. They are appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and keeps minutes of its meetings.

        In 2016, the CGNC convened twenty-three times. During the year, the Committee was informed about the new provisions of the Greek Law 3864/2010 as in force and the Amended Relationship Framework Agreement between the Bank and the HFSF. During the year, the Committee was involved in matters such as the procedures of the new Board/Board Committees annual self-assessment Policy, recommendations on Governance improvements etc. Furthermore, the Committee, after the resignations of the Chair of the Board and other Board members, recommended new candidate members to the Board of Directors, reviewed the Nominations Policy, and the composition of the Board of Directors in accordance with the existing legal and regulatory framework, especially with Greek Laws 3016/2002, 4261/2014, 3864/2010 as in force and the Relationship Framework Agreement between the Bank and the HFSF, as well as in line with the internal regulations of the Bank on corporate governance.

        The Committee is currently comprised of the following members:

Chair	Marianne Økland
Vice-Chair	Claude Piret
Member	Petros Sabatacakis
Member	Mike Aynsley
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)*

*
On March 30, 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a HFSF representative.

        Detailed information on the responsibilities, composition and modus operandi of the CGNC are included in the CGNC's charter posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

  Board Risk Committee

        The BRC was established by Board decision (meeting no. 1308/July 20, 2006) in accordance with the requirements of Bank of Greece Governor's Act No. 2577/March 9, 2006. The Committee has two roles, namely it operates a) as the Board Risk Management Committee and b) as the Board Committee Responsible for Non-Performing Loans/Exposures (NPLs/NPEs) as prescribed by Art. 10 par. 8 of Greek Law 3864/2010 as in force.

        The BRC convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

        During 2016, the BRC convened fourteen times. In 2016 the Committee was informed in detail on a regular basis, and consulted, concerning the risk appetite of the Bank, reviewed the Risk Appetite Statement & Metrics for the year 2016, as well as the Risk and Capital Strategy of the Group and provided relevant information to the Board of Directors. Furthermore, in April 2016 the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process" 2015, as well as the Internal Liquidity Adequacy Assessment Process 2015, which were approved by the Board meeting held on April 25, 2016. In January 2017 the Risk Committee Charter was revised, while it shall be noted that the Committee has a dual role, having specific competence also over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating also as the Bank's special Committee that deals with Non-Performing Loans in accordance with Art. 10 Par. 8 of Greek Law 3864/2010, as in force.

        Since December 19, 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, the majority of which (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code and one member is the HFSF representative at the Board of Directors. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance & Nominations Committee. All members should have adequate knowledge and prior experience in banking and financial services, while at least one member as an expert should have significant experience in risk and capital management, as well as knowledge of the local and international regulatory framework.

        The Committee is comprised of the following members:

Chair	Mike Aynsley
Vice-Chair	Marianne Økland
Member	Claude Piret
Member	Spyros Lorentziadis
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)*

*
On March 30, 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a HFSF representative.

        Detailed information on the responsibilities, composition and modus operandi of the BRC are included in the Charter of the BRC (which was last approved by the Board on January 19, 2017)

available on the Bank's website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

        Strategy Committee was established by Board decision (meeting no. 1387/ September 29, 2009). The Committee supports the executive Board members in developing the Group's strategic options, assists the Board in taking decisions on all issues related to NBG Group strategy and regularly reviews the implementation of the Group's strategy by the Group's management team. The Committee is composed of nine members, of which five are independent non-executive Board members and one member is the HFSF representative at the Board of Directors. The Chief Executive Officer participates ex officio as a member in the Committee. The Committee is chaired by the Chair of the Board of Directors.

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

        In 2016, the Strategy Committee convened seven times. During the year, the Committee was involved in matters such as strategic restructuring and decisions concerning NBG Group companies. Furthermore, the Committee was involved in matters of international strategic challenges in the banking sector, compliance with the Capital Controls framework, and in further designing and project planning. The Committee collaborated with other committees where deemed appropriate in the context of its responsibilities.

        The Committee is comprised of the following members:

Chair	Panayotis (Takis)—Aristidis Thomopoulos
Vice Chair	Haris Makkas
Member	Leonidas Fragkiadakis
Member	Spyros Lorentziadis
Member	Mike Aynsley
Member	Petros Sabatacakis
Member	Marianne Økland
Member	Claude Piret
Member	Panagiota Iplixian (HFSF representative)*

*
On March 30, 2017, Panagiotis Leftheris resigned from his position and Panagiota Iplixian was appointed a HFSF representative.

        Detailed information on the responsibilities, composition and modus operandi of the Strategy Committee are included in the Strategy Committee's charter posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Executive Committees

Senior Executive Committee

        The Senior Executive Committee was established in 2004 and operates via specific Charter. It is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank's business plan, as well as approval authority that cannot be delegated to other members of the Bank's management or to other collective bodies of the Bank.

        In April 2015 it was determined that the Senior Executive Committee will carry out the activities of the Risk Management Council while as formally determined by means of Internal Act in 2016 the Committee also has the authority to decide on matters falling within the authority of the Compliance & Reputational Risk Committee, whenever deemed necessary by the Chairman or Deputy Chairman of the Compliance & Reputational Risk Committee.

        The Committee is currently comprised of the following members:

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager—Group Chief Financial Officer ("CFO")
Member	Nikos Christodoulou	General Manager, Group Chief Operating Officer ("COO")
Member	Alexander Benos	Assistant General Manager, Group Risk Management Chief Risk Officer ("CRO")
Member without voting rights	Panos Dasmanoglou	General Manager—Group Chief Compliance and Corporate Governance Officer
Member without voting rights	Georgios Triantafillakis	Assistant General Manager of Legal Services

        The Committee is convened by its Chairman and meets regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

        At the invitation of its Chairman, it is possible for General Managers as well as other Bank executives to attend the meetings of the Senior Executive Committee, the presence of which is deemed necessary.

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

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman & Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Alexander Benos	Assistant General Manager, Group Risk Management CRO
Member	Vasileios Kavalos	Assistant General Manager—Group Treasurer

        The Committee convenes regularly once a month or extraordinarily, at the invitation of its Chairman.

        At the invitation of its Chairman, it is possible for other executives of the Bank and the Group to attend its meetings.

        The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

        The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Chairman	Leonidas Fragkiadakis	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Dimitrios Kapotopoulos*	General Manager of Corporate Banking
Member	Alexander Benos	Assistant General Manager, Group Risk Management, CRO
Member	Ioannis Vagionitis	Assistant General Manager, Chief Credit Officer

*
In the case of meetings where issues regarding corporate special assets are discussed, Mr. Constantinos Vossikas, Assistant General Manager of Corporate Special Assets, participates in the Committee.

        The Committee convenes regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

        The Assistant General Manager of Legal Services is invited and attends the meetings of the Committee.

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

        The Committee is comprised of the following members:

Chairman	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Nikos Christodoulou	General Manager, Group COO
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Panos Dasmanoglou	General Manager—Group Chief Compliance & Corporate Governance Officer
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Vasileios Kavalos	Assistant General Manager—Group Treasurer
Member	Georgios Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member	—	Assistant General Manager Group Finance*
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO

*
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

        The Committee is comprised of the following members:

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO

        The Committee is convened at the invitation of its Chairman.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

Crisis Management Committee

        The Crisis Management Committee was established in 2012 and is the supreme executive body with responsibilities over the Business Continuity Plan ("BCP"). The Committee acts upon every sudden and unforeseen change of conditions (relating to operational, business, environmental and personnel issues etc.), which can lead to a crisis that may have strategic impact consequences, and aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardize the smooth operation of the Bank. Specifically, it is in charge of informing, mobilizing and coordinating the Bank's relevant units, taking into account the nature, extent and the size of the crisis; and solving problems that require immediate attention.

        The Committee is composed of the following members:

Chairman	Leonidas Fragkiadakis	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Petros Fourtounis	Group Human Resources General Manager
Member	Nikos Christodoulou	General Manager, Group COO
Member	Panos Dasmanoglou	General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Georgios Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member	—	Assistant General Manager of Group Security*

*
Antonios Antonopoulos was Assistant General Manager of Group Security and member of the Committee until April 11, 2016 when he was appointed Executive Management Advisor.

        The Committee is convened as deemed necessary at the invitation of its Chairman.

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

Compliance & Reputational Risk Committee

        The Compliance & Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank's and the Group's controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders. It shall be noted that in accordance with internal Management Act, the Senior Executive Committee has competence to also discuss on issues under the competence of the Compliance and Reputational Risk Committee.

        The Committee is composed of the following members:

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chair & Member	Panos Dasmanoglou	General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Nikos Christodoulou	General Manager, Group COO
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Ioanna Katzilieri-Zour	Assistant General Manager of Group Marketing and Communications

        The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

D.  Employees

        As at December 31, 2016, the Bank employed a total of 9,729 staff of which 253 are occupied in the Bank's foreign branches, compared to 10,723 and 253 respectively, as at December 31, 2015 and 10,205 and 258 respectively, as at December 31, 2014. Additionally, the Group's subsidiaries in Greece and abroad employed approximately 8,711 employees as at December 31, 2016, compared to 23,252 as at December 31, 2015 and 23,924 as at December 31, 2014 (excluding Finansbank Group, UBB Group, Interlease E.A.D. and S.A.B.A were approximately 5,836, 6,165 and 6,919, as at December 31, 2016, 2015 and 2014, respectively). As at December 31, 2016 Group-wide temporary employees were 43 (or 28 excluding Finansbank Group, UBB Group, Interlease E.A.D. and S.A.B.A.). The significant change in the number of employees at the Group's subsidiaries from December 31, 2015 to December 31, 2016 was primarily due to the loss of employees at Finansbank as a result of the completion of the sale of

Finansbank during 2016. The table below sets forth the average number of our employees by geographic location for 2016:

Country	Average number of Group employees for the year-ended December 31, 2016(1)
Greece	11,475
Bulgaria	84
Serbia	1,523
Romania	1,238
FYROM	1,052
Cyprus	338
Albania	305
Egypt	221
United Kingdom	33
Malta	27

Total	16,296

(1)
The average number of employees on a Group-wide basis during the financial years ending December 31, 2014 and 2015 was 17,128 and 17,112 respectively excluding Finansbank Group, UBB Group, Interlease E.A.D. and S.A.B.A.

        The table below sets forth the main categories of activity in which our employees were engaged, during 2016:

Average number of Group employees for the year-ended December 31, 2016
Commercial and retail banking	14,818
Insurance	1,024
Investment banking	110
Asset management	53
Other Group companies	291

Total	16,296

        The majority of the Bank's staff are members of one of the various unions operating within the banking sector. A high level of union membership is common in most Greek companies. Each union that represents the Bank's employees is affiliated with a larger, general union of employees in the banking sector known as OTOE. OTOE, in turn, is part of a multi-industry union, the General Confederation of Greek Workers. Accordingly, almost all of our Greek employees, including those not employed in the banking sector, are ultimately affiliated with the General Confederation of Greek Workers. Collective bargaining arrangements were concluded in the past between representatives of the Greek banks and OTOE based on the Hellenic Republic's inflation estimates, and then implemented by each bank (including the Bank) in agreement with its own unions. The latest collective labor agreement was entered into on July 1, 2013.

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 3 days in 2016, and 1 day in 2017 (up to April 2017) largely to express their opposition to the new austerity measures implemented in light of the Program.

  Voluntary Retirement Scheme

        On December 9, 2016, the Bank announced to its employees the terms of the Voluntary Exit Scheme ("VES"), which applied also to certain domestic subsidiaries. The deadline for applications was on December 22, 2016 and participated 1,171 employees (see Note 40 to the U.S. GAAP Financial Statements). The Group had recognized as of December 31, 2015 relevant provision, in the context of its commitment under the 2015 Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015") to decrease its FTE's in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 and therefore, the cost of the VES did not have an impact on the Group's and the Bank's income statement for the year ended December 31, 2016. It is also estimated that the decrease in the Bank's payroll base on a yearly basis will be approximately EUR 60 million.

        In 2013 and in light of the Group's strategy to streamline its operations and maximize efficiency, a VES has been implemented. On December 19, 2013, the Bank announced the implementation of the VES. The deadline for employee applications to participate in the VES was December 30, 2013. Approximately 2,500 employees participated in the VES (see Note 40 to the U.S. GAAP Financial Statements). By taking into account the unpaid leave for these employees, the total VES expense amounted to EUR 183 million. It is also estimated that the decrease in the Bank's payroll base on a yearly basis was approximately EUR 155 million.

        Additionally, on September 12, 2014, EH announced the implementation of a voluntary retirement scheme VES. The deadline for employee applications to participate in the VES was September 22, 2014. 29 employees participated in the VES. By taking into account the untaken leave for these employees, the additional VES expense amounted to EUR 4 million.

  NBG Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank contributes EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribed that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013, from 26.5% in 2012, until they reach 13.33% for employees who joined social security prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.33%.

        However, in accordance with Greek Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016), from January 1, 2017, the employer contributions made by the Bank will be reduced equally every year (i.e.: from January 1, 2017: 18.27%, from January 1, 2018: 16.66% and from January 1, 2019: 14.98%) until they reach in 2020 the 13.33% (December 31, 2016: 19.92%). Additionally, the aforementioned law introduced a maximum gross monthly income of EUR 5,860.80, upon which social security contributions are calculated.

        Employer contributions made by EH to the existing funds that are to be merged with IKA—ETAM will also be reduced every three years in equal increments starting from 2013, until they reach 13.3% (from 20.0%) for employees who joined any social security plan prior to January 1, 1993.

  NBG Auxiliary Pension Plan

        In addition, in 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank ("ETAT"). The relevant legislation provided that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation.

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the single auxiliary social security fund ("ETEAM"). The Bank has been paid contributions to ETEAM since May 1, 2007 and up to June 1, 2016, at a rate of 3.0%. However, the new Greek Law 4387/2016, specified the contributions, as follows:

  •
  at a rate of 3.5% from June 1, 2016 and up to June 1, 2019,

  •
  at a rate of 3.25% from June 1, 2019 and up to June 1, 2022,

  •
  at a rate of 3.0% from June 1, 2022 and onwards.

        In accordance with Greek Law 4052/2012 (GG A' 41), a new auxiliary fund the ETEA was established on July 1, 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A' 256/2012), from January 1, 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

        Furthermore in accordance with new Greek Law 4387/2016 (GG A' 85) article 74, ETEA shall be renamed as "Unified Fund for Auxiliary Insurance and Lump Sum Benefits" ("ETEAEP"). ETEAEP includes, among others, ETEAM and according to transitional provisions of the Greek Law 4052/2012 (GG A' 256/2012), from January 1, 2013, the ETAT is also mandatorily included.

        In April 2006, the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount either to ETEA in relation to this merger. For risks associated with the new pension reform legislation, see Item 3.D, "Risk Factors—Risks Relating to Our Business—We could be exposed to significant future pension and post-employment benefit liabilities".

        Furthermore, Greek Law 3863/2010, as further implemented by Greek Law 4033/2012 and 4254/2014, as well as Greek Law 4336/2015 (change of retirement age limits) and 4387/2016 (change of social security contributions) substantially amended the structure and operation of the Greek pensions system. These developments, as well as future interpretations of existing laws and any future legislation regarding pensions and pension liabilities or other post-employment benefit obligations, including those under the Program, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

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

Common Shares Owned by Directors and Executive Committee Members

	April 20, 2017 Number of Common Shares	April 20, 2017 Number of Warrants
Panayotis-Aristidis (Takis) A. Thomopoulos	—	—
Petros K. Sabatacakis	—	—
Leonidas E. Fragkiadakis	170,705	5,585
Dimitrios Dimopoulos	35,222	2,307
Paul Mylonas	33,416	—
Stavros A. Koukos	37	387
Eva Cederbalk	—	—
Spyridon L. Lorentziadis	—	—
Charalampos A. Makkas	—	—
Marianne T. Økland	—	—
Arthur Michael Royal Ross Innes Aynsley	—	—
Claude Edgar L.G. Piret	—	—
Panagiota Iplixian	—	—
Nelly Tzakou-Lambropoulou	—	267
Dimitrios Kapotopoulos	26,686	211
Ioannis Kyriakopoulos	—	—
Nikos Christodoulou	16,754	978
Panagiotis Dasmanoglou (non-voting right)	800	—
Georgios Triantafillakis (non-voting right)	17,435	7,212

Total	301,055	16,947

        The cumulative percentage of total common shares outstanding stated above, as at April 20, 2016 is 0.0033%.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

        As at April 20, 2017, the Bank's outstanding issued share capital consisted of 9,147,151,527 common shares of a nominal value of EUR 0.30 each.

Common Shares

        The following table sets forth certain information regarding holders of the Bank's common shares, based on information known to or ascertainable by the Bank.

	April 20, 2017
	Number of common shares	Percentage holding
HFSF (with restricted voting rights)	134,819,987	1.5%
HFSF (with full voting rights)	3,559,869,160	38.9%
Legal entities and individuals outside of Greece	4,382,697,533	47.9%
Domestic private investors	1,034,368,869	11.3%
Domestic pension funds	27,640,735	0.3%
Other domestic public sector related legal entities and Church of Greece	7,755,243	0.1%
Private placement by investors	—	—

Total common shares	9,147,151,527	100.00%

        The Bank's ordinary shares are listed for trading on the Athens Exchange (ATHEX).

        The Bank's Articles of Association do not impose restrictions on the transfer of the common shares of the Bank. The disposal of the common shares (134,819,987) in the Bank that the HFSF has acquired in the context of participating in the Bank's 2013 recapitalization share capital increase is subject to the restriction and process provided for by the HFSF Law, article 8, as currently applicable, and Cabinet Act no 38/2012, article 3 par.7 (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF").

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

        The Bank of New York Mellon is the depositary of the Bank's ordinary shares represented by ADRs. On April 20, 2017, the portion of the Bank's common shares held in the United States in the form of ADRs as a percentage of total shares outstanding was approximately 4.31%.

  Purchase of own shares

        Article 16 of Greek Company Law 2190/1920, prescribes provisions for the acquisition of own shares, pursuant to a General Meeting resolution. However, pursuant to the restrictions imposed by article 16C of Greek Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

        During 2016, National Securities S.A. (the Bank's subsidiary which conducts treasury shares transactions for its brokerage business) acquired 150,099,503 and disposed of 149,689,971 of the Bank's shares at the amount of EUR 34 million and EUR 34 million respectively. On December 31, 2016, the Bank did not hold any own shares, while NBG Securities S.A., held 2,410,995 own shares corresponding to 0.03% of the Bank's total share capital.

State Interests

        In the context of the Recapitalization, the HFSF acquired 40.4% or 3,694,689,147 of the Bank's share capital though holding shares of which 134,819,987 falling under the restrictions of article 7a par. 2 of the HFSF Law (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—Powers of the HFSF").

B.  Related Party Transactions

        Since 1 January 2016, the Group has entered into transactions with its affiliates, employee benefits related funds and the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. See Note 32 to the U.S. GAAP Financial Statements for details.

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

        Moreover, for the transactions with HFSF, see Note 32 to the U.S. GAAP Financial Statements.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

        Please refer to Item 18 to the U.S. GAAP Financial Statements for the consolidated financial statements of NBG, the comparative financial statements of NBG and the Report of Independent Registered Public Accounting Firm given by Deloitte Certified Public Accountants S.A. (formerly Deloitte Hadjipavlou Sofianos & Cambanis S.A.).

Legal and Arbitration Proceedings

        The Bank and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2015 and 2016 the Group has accrued for cases under litigation the amount of EUR 62 million and EUR 91 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals or there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

Policy on Dividend Distributions

Current provisions applying to the Bank under the HFSF recapitalization framework

        Pursuant to the HFSF Law, and in line with the provisions of the Amended Relationship Framework Agreement with the HFSF, the HFSF's representative who sits on the Board of Directors has the veto right over decisions regarding the distribution of dividends.

        In line with the provisions of the HFSF Law, while the Bank participates in the recapitalization program under the said Law, as currently applies, distribution of dividends may not exceed 35% of net profits, as these are particularly determined within Greek Law 148/1967, as in force.

        Also, according to Article 16C of the HFSF Law, as long as the HFSF participates in the capital of credit institutions, the latter are not allowed to purchase own shares without the HFSF's prior approval.

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

  (b)
  according to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of net profit of the Bank for the period of the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve and of any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company, in which the Bank has held an equity participation for at least ten years. Any unrealized net gains from valuation of financial instruments at fair value after the deduction of losses due to the same reason is excluded from the calculation of mandatory dividends prescribed by the applicable framework. The General Meeting, by a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend (up to at least 35% over net profit prescribed by article 3 par. 1 of Greek Law 148/1967), must be transferred to a special reserve which must, within four years following its formation, be distributed in the form of a share dividend. Alternatively, the General Meeting by a majority representing 70% of the Bank's paid-up share capital, may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve; and

  (c)
  subject to paragraph (b) above, after deduction of the minimum obligatory dividend, a portion of profits, to be determined by the General Meeting may be allocated to special reserves and an amount may be deducted in respect of fees payable to the members of the Board of Directors and any remaining profits may be distributed as an additional dividend or treated as retained earnings.

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

        Pursuant to Article 131 of the CRD Law (which transposed into Greek Law article 141 of the CRD IV Directive), the Bank may not make, inter alia, dividend payments, if and to the extent that such payment, when aggregated with other distributions in connection with CET1 referred to in paragraph 1 of Article 131 of the CRD would exceed the Maximum Distributable Amount. In particular, under Article 131 of the CRD Law, credit institutions that meet the combined buffer requirement, are prohibited from making a distribution in connection with CET1 to an extent that would decrease its CET1 capital to a level where the combined buffer requirement is no longer met, whereas credit institutions that fail to meet the "combined buffer requirement" must determine a Maximum Distributable Amount to be calculated in accordance with the provisions of the CRD Law and notify such Maximum Distributable Amount to the Bank of Greece. In the latter case, the credit institution shall not undertake any of the following actions before it has calculated the Maximum Distributable Amount: (a) make a distribution in connection with CET1 capital; (b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the combined buffer requirements; (c) make payments on Additional Tier 1 instruments. While an institution fails to meet or exceed its combined buffer requirement, it shall not distribute through any action referred to in the preceding paragraph more than the Maximum Distributable Amount calculated in accordance with article 131 of Greek Law 4261/2014. The above requirement for restrictions on distributions shall apply during the transitional period between January 1, 2016 and December 31, 2018 where institutions fail to meet the combined buffer requirement.

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

B.  Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2016, the date of the last audited financial statements included in this Annual Report, see Note 44 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.  Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880.

        From October 1999 to November 27, 2015, the Bank's shares had also been listed on the NYSE and traded in the form of ADRs. The Bank's ADRs representing the ordinary shares were suspended from trading on the NYSE on November 27, 2015 due to abnormally low price levels of the Company's American Depositary Shares, pursuant to Section 802.01D of the NYSE Listed Company Manual, and the Bank's ADRs were delisted from the NYSE as of December 17, 2015. The ADRs are currently traded only in the U.S. over-the-counter market under the symbol NBGGY. Each ADR represents one share.

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent completed financial years and the year 2017 (through April 28, 2017) are shown below, expressed in Euro.

Year	High (date)	Low (date)
2012	224.23 (on February 8)	69.08 (on June 5)
2013	138.16 (on May17)	30.60 (on July 4)
2014	63.90 (on January 9)	21.45 (on December 29)
2015	25.20 (on February 24)	0.25 (on December 14)
2016	0.33 (on January 4)	0.12 (on February 11)
2017 (up to April 28)	0.29 (on April 26)	0.21 (on February 9)

        The price of the ordinary shares in each period is adjusted to the share-for-share merger with Eurobank that took place in February 2013, the ten-to-one reverse split that took place in May 2013, the rights issue that took place in June 2013, the rights issue that took place in May 2014 without pre-emptive rights, the rights issue that took place in November 2015 without pre-emptive rights and the fifteen-to-one reverse spit that took place in December 2015.

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2015	25.20 (on February 24)	12.53 (on January 28)
Q2 2015	18.90 (on May 7)	13.20 (on June 19)
Q3 2015	12.60 (on August 3)	5.37 (on August 24)
Q4 2015	11.55 (on October 27)	0.25 (on December 14)
Q1 2016	0.33 (on January 4)	0.12 (on February 11)
Q2 2016	0.33 (on May 23)	0.19 (on June 27)
Q3 2016	0.21 (on August 31)	0.17 (on July 5)
Q4 2016	0.26 (on December 16)	0.18 (on November 4)

        The high and low market prices of the Bank's shares on the ATHEX until April 28, 2017 are shown below, expressed in euro.

Quarter	High (date)	Low (date)
Q1 2017	0.27 (on January 3)	0.21 (on February 9)
Q2 2017 (up to April 28)	0.29 (on April 26)	0.24 (on April 4)

Note: ATHEX was closed from June 29, 2015 up to and including July 31, 2015. ATHEX resumed trading on Monday August 3, 2015.

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months and up April 28, 2017, are presented in the table below, expressed in Euro.

Month	High (date)	Low (date)
November 2016	0.23 (on November 23)	0.18 (on November 4)
December 2016	0.26 (on December 16)	0.21 (on December 2)
January 2017	0.27 (on January 3)	0.22 (on January 31)
February 2017	0.25 (on February 21)	0.21 (on February 9)
March 2017	0.25 (on March 2)	0.21 (on March 24)
April 2017	0.29 (on April 26)	0.24 (on April 4)

        Other than the suspension of trading of shares on the ATHEX in the general suspension of trading of securities on the ATHEX from and including June 29 to and including July 31, 2015, there have been no trading suspensions with respect to the Bank's shares on the ATHEX in the years ending December 31, 2014, 2015, 2016 or up to May 12, 2017.

        The Bank's ADRs representing the ordinary shares were suspended from trading on the NYSE on November 27, 2015 and were delisted from the NYSE as of December 17, 2015. The ADRs are currently traded only in the U.S. over-the-counter market under the symbol "NGBBY". Therefore the information presented below, for the period November 25, 2015 up to April 28, 2017 include prices derived from the over-the-counter market.

        The annual high and low market prices of the Bank's ADRs, expressed in U.S. dollars, for the five most recent financial years and up to April 28, 2017:

Year	High (date)	Low (date)
2012	604.50 (on February 7)	175.50 (on June 5)
2013	358.50 (on May 17)	43.65 (on July 3)
2014	88.05 (on January 9)	26.85 (on December 12)
2015	29.40 (on February 20)	0.32 (on December 24)
2016	0.37 (on May 23)	0.14 (on February 11)
2017 (up to April 28)	0.31 (on April 26)	0.23 (on February 9)

        The quarterly high and low market prices of the Bank's ADRs, expressed in U.S dollars for the two most recent financial years are shown below,

Quarter	High (date)	Low (date)
Q1 2015	29.40 (on February 20)	15.45 (on January 28)
Q2 2015	22.05 (on May 8)	14.60 (on June 29)
Q3 2015	18.15 (on July 10)	6.92 (on September 30)
Q4 2015	14.10 (on October 22)	0.32 (on December 14)
Q1 2016	0.36 (on January 4)	0.14 (on February 11)
Q2 2016	0.37 (on May 23)	0.20 (on June 27)
Q3 2016	0.24 (on August 31)	0.19 (on July 5)
Q4 2016	0.27 (on December 8)	0.19 (on November 15)

        The high and low market prices, of the Bank's ADRs evidencing common shares for the first quarter of 2017, expressed in U.S. dollars are shown below:

Quarter	High (date)	Low (date)
Q1 2017	0.28 (on January 3)	0.23 (on February 9)
Q2 2017 (up to April 28)	0.31 (on April 26)	0.26 (on April 4)

        The monthly high and low market prices of the Bank's ADRs, expressed in U.S. dollars, for the six most recent months of 2017 are shown below, expressed in USD.

Month	High (date)	Low (date)
November 2016	0.24 (on November 22)	0.19 (on November 15)
December 2016	0.27 (on December 8)	0.23 (on December 2)
January 2017	0.28 (on January 3)	0.24 (on January 31)
February 2017	0.26 (on February 21)	0.23 (on February 9)
March 2017	0.27 (on March 2)	0.23 (on March 24)
April 2017	0.31 (on April 26)	0.26 (on April 4)

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

The Athens Exchange

General

        The ATHEX, formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. The Hellenic Stock Exchanges—Athens Exchange S.A. is the holding company licensed by the HCMC to operate the ATHEX, and owns 100% the "Athens Exchange Clearing House" (the "ATHEXClear") and the Hellenic Central Securities Depository "(the "ATHEXCSD") and is listed on the ATHEX.

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

        The non-regulated market, the Alternative Market or "EN.A.", has been established by virtue of article 29 of Greek Law 3556/2007 and HCMC Decision 4/443/2007. Pursuant to the entry into force of the MiFID Law and HCMC Decision No 2/477/1.7.2008, which governs the requirements of an operation license for a multilateral trading facility, EN.A. is operated by ATHEX in accordance with HCMC Decision No 2/505/2009. EN.A. is a multilateral trading facility within the meaning of the MiFID and, therefore, the obligatory provisions that apply to regulated markets and impose strict admission and ongoing requirements do not apply to EN.A. EN.A. is supervised by the HCMC.

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the HCMC, the relevant decisions issued by the Board of Directors of the ATHEX and the ATHEX Regulation.

        In 2016, the average daily trading value on the ATHEX was EUR 60 million, compared with EUR 86 million in 2015, which represents a decrease of 29.3%.

        From January 2, 2017 up to April 28, 2017 the average trading value on the ATHEX was EUR 42 million.

        At the end of April 2017, 202 companies had shares listed on the Main Market of the ATHEX. On April 28, 2017, the total market capitalization of the ATHEX was EUR 47.8 billion, with the top 25 companies accounting for 84.2% of the total market capitalization, and the Bank's market capitalization was 18.7% of the total.

        Effectively, the last day when trades took place during the first half of 2015 was June 26, 2015, as a short-term bank holiday was imposed by emergency decree (Government Gazette A' 65/28.6.2015) from June 29 up to and including July 17, 2015. The bank holiday was terminated on July 20, 2015 (Government Gazette A' 84/18.7.2015) while restrictions on bank transactions remained in effect. The Athens Exchange Market (ATHEX) remained closed (from June 29, 2015) up to and including July 31, 2015. ATHEX resumed trading on Monday August 3, 2015 (Government Gazette B' 1617/31.7.2015).

        As at December 31, 2016, 229 companies had shares listed on the cash market of the ATHEX. On December 31, 2016, the total market capitalization of the ATHEX was EUR 45.1 billion, with the top 25 companies accounting for 80.7% of the total market capitalization, and the Bank's market capitalization was 18.7% of the total.

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

        Other ATHEX composite indices are the FTSE/ATHEX Large Cap index which tracks the movements of the 25 largest companies by capitalization and the FTSE/ ATHEX Mid Cap which tracks the movements of medium sized companies by capitalization.

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

Transfer Charges

        The Athens Stock Exchange (ATHEX) charges a settlement fee (currently at 0.0325%) with minimum fee at EUR 20.0 for over the counter transactions on shares listed on the ATHEX to the buyer and the seller to cover settlement costs, plus EUR 1.0 if it is delivery versus payment (calculated on the basis of the higher of the price agreed by the parties to the relevant transaction and the closing market price for the relevant shares at the trade date of the relevant transaction). The ATHEX charges a trading fee and a clearing fee for transactions performed on the market on shares listed on the ATHEX on each of the buyer and the seller; currently the above trading fee amounts at 0.0125% and the above clearing fee amounts at 0.02% on the value of the transaction. Each of the buyer and the seller also pays a freely negotiable commission to the brokers (to the extent that a broker has been used in the transaction).

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

  Stock Lending/Borrowing and Short Selling

        In connection with the development of the Greek capital markets, the ATHEX, in cooperation with the ATHEXClear and the ATHEXCSD (both currently under the administration of ATHEX), have been developing the ability for investors to engage in stock lending transactions, by short selling shares listed on the ATHEX, with a simultaneous or previous borrowing of shares to be sold by the ATHEXClear. The stock lending from the ATHEXClear is made through an agreement of purchase of shares with a stock reverse repo through trading of the corresponding product.

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

        Pursuant to decision No 747/11.1.2016, HCMC decided to continue a prohibition on the short selling of shares only of Attica Bank until January 25, 2016, irrespective of the venue where the transaction is executed or OTC transactions. The temporary prohibition of short selling applied to all depository receipts (ADRs, GDRs) and warrants representing shares of credit institutions admitted to trading on the Athens Exchange and comprising the FTSE/Athex Banks Index.

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

  The Bank's objects and purposes, as defined in Article 3 of its Articles of Association, are the following:

  The Bank shall engage in all such banking, investment and financial activities in general, both in Greece and abroad, as shall be allowed to banking sociétés anonymes by Greek, EU and international legislation as is in force each time.

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

4.
Decisions with respect to which the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of the Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles of Association. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by Greek law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two thirds of the Bank's paid up share capital are present or represented. Decisions on such issues are reached by a two thirds majority of the votes represented at the General Meeting of the Shareholders, pursuant to Article 16(2) of the Bank's Articles of Association. These conditions are not more significant than those required by Greek law.

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

5.
The Meeting of the Bank's shareholders is to be held at least once a year, within six months after the end of the Bank's financial year in order, among other things, to approve the annual financial statements and to discharge Board members and auditors from liability for indemnity in respect of their tenure of office in the relevant year. Extraordinary General Meetings of the Shareholders may be convened by the Board of Directors in cases required by Greek Law or at other times when a meeting is deemed appropriate by the Board of Directors. The Board of Directors shall convene an extraordinary General Meeting pursuant to a request of holders of 1/20 (i.e. 5%) or more of the paid up share capital. At the request of shareholders representing 1/20 or more of the paid up share capital, the Chairman of the General Meeting shall postpone, only once, decision taking by the General Meeting, whether this is in the case of an Annual General Meeting or an Extraordinary General Meeting, for a new General Meeting to be held on the date indicated in the shareholders' request, but not later than 30 days as of the said postponement. The General Meeting of the Shareholders held following such postponement, being a continuation of the previous General Meeting, is not subject to publication requirements as regards the invitation to shareholders, and new shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Greek Company Law 2190/1920. Further information on minority rights may be found in Chapter Five of the Bank's Articles of Association presented in Exhibit 1.

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

  Pursuant to Greek law and the Bank's Articles of Association, any person appearing as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges Group (HELEX), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, as outlined below. Each ordinary share is entitled to one vote. Proof of shareholder status should be made either by presenting relevant written certification from HELEX at the latest by the third day prior to the General Meeting or alternatively through direct electronic link up of the Bank with the records of the Dematerialized Securities System of HELEX at the same date. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the Greek law, their legalization documents, unless these documents have already been filed with the Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form.

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

  A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holders.

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

8.
There is no specific provision in the Bank's Articles of Association that governs the ownership threshold above which shareholder ownership must be disclosed. However, under Greek law, shareholders seeking to acquire participations in the Bank's shares, above certain thresholds, may be required to notify the Bank, while the Bank of Greece and the ECB, the HCMC and the Hellenic Exchanges Group may have to be notified or approve of their holdings and percentage of voting rights, as well as the Greek Competition Commission.

9.
No significant differences between the law applicable to the Bank and that in the host country in respect of Items 2 through 8, above.

10.
The conditions imposed by the Bank's Articles of Association with respect to changes in the Bank's share capital are discussed above, in Item 10.B(4), "Memorandum and Articles of Association", and are not more stringent than those required by Greek law.

C.  Material Contracts

        At the date of this Annual Report, neither the Bank nor any other Group company is a party to a commercial or financial contract, by virtue of which the Bank's operations or earnings would be affected, except for the Amended Relationship Framework Agreement (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The

Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship Framework Agreement"), the share purchase agreement (the "UBB SPA")) dated December 30, 2016 between the Bank and KBC in respect of the sale of the Bulgarian Operations and the share purchase agreement (the "Finansbank SPA") dated December 21, 2015 between the Bank and QNB in respect of the sale of the Turkish Operations.

        Pursuant to the UBB SPA, dated December 30, 2016, we have agreed to sell and KBC has agreed to purchase our 99.91% stake in our Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to EUR 610 million. Before closing of the transaction, UBB intends to make a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly. Closing of the transaction was subject to customary regulatory and other approvals including from the BNB, the FSC, authorization by the NBB, the ECB and anti-trust (Bulgarian Commission for Protection of Competition) approval. As of the date of this Annual Report, we have received approval from NBB, ECB and anti-trust, and closing of the transaction is expected by June 2017.

        Additionally, the above agreement includes the sale of the 30% stake in UBB-Metlife Life Insurance Company A.D. held by Ethniki Hellenic General Insurance S.A. Finally, in the context of the same agreement Ethniki Hellenic General Insurance S.A. will sell its 20% stake in UBB Insurance Broker AD.

        Pursuant to the Finansbank SPA, dated December 21, 2015, we agreed to sell and QNB agreed to purchase our 99.81% stake in Finansbank A.S. together with our 29.87% direct stake in Finans Leasing for an agreed consideration of EUR 2,750 million and repayment by QNB upon closing of USD 910 million of subordinated debt extended to Finansbank upon assignment of the subordinated debt to QNB. The purchase price includes an escrow condition in favor of QNB. In addition, the Finansbank SPA includes a non-competition restriction in favor of QNB preventing us from carrying out competitive business in Turkey for a period of three years. The closing of the transaction was subject to customary regulatory and corporate approvals and was completed on June 15, 2016, on which date control of Finansbank passed to QNB.

        With respect to our Bond Issuance Program of Contingently Convertible Securities, we fully repaid the CoCos on December 15, 2016 (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—Provision of Capital Support "and Note 25 "Contingently Convertible Debt" to the U.S. GAAP Financial Statements included in this Annual Report).

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

        Holders of ADRs will generally be treated for U.S. federal income tax purposes as owners of the ordinary shares underlying the ADRs. Accordingly, except as expressly noted below, the U.S. federal income tax consequences discussed below apply equally to holders of ordinary shares and ADRs, each and collectively referred to in the Item 10E as "Shares".

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

        The gross amount of dividends paid in any currency other than the U.S. dollar ("foreign currency") will be included in the income of the relevant U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon, in its capacity as depositary) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any foreign currency distributed equal to its U.S. dollar value on the date it is received by the U.S. Holder (or, in the case of the ADRs, by The Bank of New York Mellon in its capacity as depositary). Any gain or loss recognized upon a subsequent disposition of foreign currency will generally be U.S. source ordinary income or loss. If the foreign currency is converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of foreign currency as dividends.

        The gross amount of any dividends paid by the Bank (including additional amounts paid pursuant to any gross up obligation) will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to Shares generally will constitute "passive category income" or "general category income". For purposes of calculating a U.S. Holder's foreign tax credit limitation, the amount of foreign source dividend income subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's. U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank and entities in the Group under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for the taxable year ending December 31, 2016 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

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

        Alternatively, a U.S. Holder may be able to make a "mark to market election" with respect to the Shares that would result in tax treatment different from the general tax treatment for PFICs described above, provided that the relevant Shares are "marketable" within the meaning of the relevant U.S. Treasury Regulations. The Shares will not be considered "marketable" for purposes of this election unless the exchange or market on which the relevant Shares are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of certain recognized U.S. stock exchanges or a foreign stock exchange (such as the ATHEX) that meets certain trading, listing, financial disclosure and other requirements set forth in the relevant U.S. Treasury Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the relevant Shares cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        In addition, if the Bank were a PFIC or with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the reduced rate discussed above for "qualified dividend income" with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the Shares constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on IRS Form 8621 regarding its investment in a PFIC.

U.S. Information Reporting and Backup Withholding

        U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of Shares. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

        In order to avoid withholding and to be treated as compliant under FATCA, participating FFIs generally may enter into an agreement with the IRS to: (a) identify U.S. accounts, (b) report certain information to the IRS regarding U.S. accounts and (c) potentially withhold 30% on certain U.S. connected payments to non-participating FFIs and account holders who are unwilling to provide the required information. In particular, certain U.S. source payments to FFIs that are not treated as compliant with, or exempt from, FATCA are subject to a 30% withholding and reporting to the IRS.

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

        Greece has signed an IGA with the United States based on the terms of the Model 1 IGA. National Bank of Greece is registered with the IRS under FATCA as a Registered—Deemed Compliant Financial Institution (as a Reporting Financial Institution under a Model 1 IGA). Additionally, NBG Group entities falling within the scope of FATCA are also registered with the IRS under FATCA. An FFI in an IGA jurisdiction that is treated as a Reporting Financial Institution not subject to withholding under FATCA and would generally not be required to withhold under FATCA from payments it makes. Under each Model IGA, FFIs are still required to report certain information in respect of their account holders and investors to the IRS, either directly or through their home government.

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

F.  Dividends and Paying Agents

        Not applicable.

G.  Statements by Experts

        Not applicable.

H.  Documents on Display

        NBG is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. In accordance with these requirements, NBG files reports and other information with the SEC. These materials may be obtained, upon written request, from The Bank of New York Mellon, as depositary, at its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference room maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates.

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

Interest Rate Risk

        Interest rate risk is the risk related to the potential loss on the Group's portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from the interest rate exchange traded and OTC derivative transactions, as well as from its trading and available-for-sale bond portfolios.

        The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the Bank retains a portfolio of Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity Risk

        Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the

ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group's cash position and equity-linked products offered to its clients. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The OCP of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group's subsidiaries is immaterial.

        The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank's policy, the OCP should remain within the limits set by the Treasury Division and the Group GMORMD at the end of each trading day. The same policy applies to all of the Group's subsidiaries.

Market risk on trading and available-for-sale portfolios—Value-at-Risk

        The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk ("VaR") of its trading and available-for-sale portfolios on a daily basis, along with the VaR per risk type (interest rate, equity and foreign exchange risk). This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, due to the predominantly linear nature of its portfolio, the Bank has adopted the variance-covariance ("VCV") methodology, with a 99% confidence interval and 1-day holding period. The whole framework and the VaR calculations have been examined and approved by the Bank of Greece, as well as external consultants. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis.

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank's trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. For regulatory purposes, the calculations apply only on the trading portfolio and the VCV matrices are based on 252, equally weighted, daily observations. The risk factors relevant to the financial products in the Bank's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,144. Additionally, the GMORMD calculates the VaR of the Bank's portfolios by applying the historical simulation approach, for comparative purposes.

        The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits have been determined by reference to worldwide best practices and are consistent with the Bank's Risk Appetite as outlined in the Risk Appetite Framework ("RAF"); they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank's trading and available-for-sale portfolios.

        The tables below present the Bank's VaR (99%, 1-day) for the years ended on December 31, 2016 and 2015 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2016	2015	2016	2015	2016	2015	2016	2015
	(EUR in millions)
Average	32	59	32	58	1	2	0.4	0.6
Max	57	155	55	155	2	3	1	2
Min	16	20	16	20	1	1	0.2	0.2
Year End	33	33	33	34	1	1	0.2	0.5
        The Bank is mostly exposed to interest rate risk, which is quantified through IR VaR. The evolution of the IR VaR depends on the sensitivity of the Bank's trading and AFS portfolios to key risk factors, namely the euro swap rates and the respective government yields, as well as on the level of the respective volatilities.

        Regarding volatilities, the most significant event during 2016 occurred at the end of the first semester, when the outcome of the British referendum on exiting the Eurozone triggered a meltdown in the financial markets, which subsequently led to a significant increase of the underlying volatilities and to considerably higher VaR estimates for the Bank. In the following months, rates exhibited moderate fluctuations and remained relatively stable until the end of the third quarter, thus causing the respective volatilities and the IR and Total VaR to decrease.

        However, during the last quarter of 2016, the sensitivity of the Bank's portfolios increased. In particular, the combination of the mixture of the Bank's OTC derivatives portfolio and the upward movement of the euro swap rates during the last three months of the year, led to the increase of the sensitivity of the Bank's trading portfolio, which contributed to the overall increase of the IR and Total VaR.

        Nonetheless, by the end of the year, the Bank's IR and Total VaR decreased substantially, compared to the highest value reached at the end of the second quarter.

  Back-testing

        The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank's trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses, is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains constant between the two days. In the same context, the actual gains/losses is the change in the value of the portfolio between days t and t+1, including all the transactions and/or any realized gains/losses that took place in day t+1, excluding fees, commissions and net interest income.

        Any excess of the hypothetical / actual losses over the VaR estimate is reported to the regulatory authorities within five business days. During 2016, there were only two (2) cases in which the back-testing result exceeded the respective VaR calculation.

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

  •
  The ten-day holding period for the VaR calculations (used for regulatory purposes and capital allocation), implies that the Bank will be able to liquidate all its trading positions within time period. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

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

        In this context, NBG's exposure to country risk arises from the participation in the Group's subsidiaries operating abroad, the Bank's holdings in foreign sovereign bonds and cross border activities in the form of interbank/commercial transactions and corporate lending.

        GMORMD monitors country risk exposure as defined above on a daily basis, mainly focusing on the countries of South East Europe as well as on Egypt and Malta, where the Group has presence.

        It should be noted that, as per the divestment plan for all the major non-Greek banking subsidiaries, agreed with the European Commission and presented in the restructuring plan, the sale of Finansbank was completed in June 2016. This sale resulted in a material decrease of the Group's country risk exposure, as a total. The exposure to country risk is expected to further decrease by the end of 2017, since most of the Group's foreign subsidiaries will be divested, within the year, as per NBG's restructuring plan.

Counterparty risk

        Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions in the event of an obligor's failure to meet its contractual obligations.

        The framework for managing counterparty risk that pertains to financial institutions is established and implemented by the GMORMD. It consists of:

  •
  Measuring the exposure per counterparty, on a daily basis

  •
  Establishing the respective limits per counterparty

  •
  Monitoring the exposure against the defined limits, on a daily basis

        The methodology for measuring exposure to a financial institution depends on the characteristics of the transaction. Specifically, unsecured interbank placements produce an exposure that is equal to the face amount of the transaction, whereas secured interbank transactions and OTC Derivatives have Pre-Settlement Risk, which is measured through each product's Credit Equivalent Factors ("CEFs"), as described in the Counterparty Credit Risk Policy.

        For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. These limits are based on the credit rating of the financial institutions as well as the product type. Credit ratings are provided by internationally recognized rating agencies, in particular Moody's and Standard & Poor's. According to the Bank's policy, if the agencies' evaluations diverge, the lower (worse) credit rating will be considered. The limits' framework is annually revised according to the business needs of the Bank and the prevailing conditions in the international and domestic financial markets. A similar limit structure for the management of counterparty credit risk is enforced across all Group's subsidiaries.

        Counterparty limits apply to all financial instruments in which the Treasury Division is active in the interbank market. Subsequently, all limits are monitored by GMORMD on a daily basis.

        The Bank seeks to further mitigate counterparty risk by standardizing the terms of the agreements with counterparties through ISDA and GMRA contracts, that encompass all necessary netting and margining clauses. CSAs have also been signed with almost all active financial institution, so that net current exposures are managed through margin accounts, on a daily basis, by exchanging cash or debt securities as collateral.

        Moreover, the Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

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

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2016, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2015 and 2016 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2015 and 2016 across the maturity ladder (i.e. "parallel shift of the yield curve"). For 2015 TRY balance sheet items have been revalued assuming both a 1.0% and a 1.5% (i.e., 100 and 150 basis points) increase in interest rates in 2015 and both a 1.0% and 1.5% (i.e., 100 and 150 basis points) decrease in interest rates in 2015 across the maturity ladder;

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

	December 31, 2016		Market Value Change		Market Value Change
	Carrying Amount	Fair value
			+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	704	704	—	—	—	—
Securities purchased under agreements to resell	3	3	—	—	—	—
Interest bearing deposits with banks	2,202	2,197	(2)	2	(3)	3
Net loans	39,399	38,533	(21)	23	(32)	35

Total interest rate sensitive assets	42,308	41,437	(23)	25	(35)	38

Liabilities
Total deposits	53,451	53,507	34	(34)	51	(50)
Securities sold under agreements to repurchase	4,740	4,740	—	—	—	—
Other borrowed funds	3	3	—	—	—	—
Long term debt	985	987	1	(1)	1	(1)

Total interest rate sensitive liabilities	59,179	59,237	35	(35)	52	(51)

Total interest rate balance sheet sensitivity			(58)	60	(87)	89

	December 31, 2015		Market Value Change		Market Value Change
	Carrying Amount	Fair value
			+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	878	878	(1)	—	—	—
Securities purchased under agreements to resell	6	6	—	—	—	—
Interest bearing deposits with banks	2,387	2,384	(1)	5	—	5
Held to Maturity securities	9,292	9,596	(24)	27	(29)	27
Net loans	40,921	39,378	(115)	223	(64)	154

Total interest rate sensitive assets	53,484	52,242	(141)	255	(93)	186

Liabilities
Total deposits	64,888	64,866	(154)	70	(45)	4
Securities sold under agreements to repurchase	85	85	—	—	1	(1)
Other borrowed funds	3	3	—	—	—	—
Long term debt	1,575	1,575	29	46	36	43

Total interest rate sensitive liabilities	66,551	66,529	(125)	116	(8)	46

Total interest rate balance sheet sensitivity			(16)	139	(85)	140

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2015 and 2016 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2016		Market Value Change
	Carrying amount	Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	822	822	22	(18)
Deposits with central bank	704	704	16	(13)
Securities purchased under agreements to resell	3	3	—	—
Interest bearing deposits with banks	2,202	2,197	40	(33)
Net loans	39,399	38,533	474	(387)
Accrued interest receivable	192	192	3	(2)

Total foreign exchange sensitive assets	43,322	42,451	555	(453)

Liabilities
Total deposits	53,451	53,507	(513)	420
Securities sold under agreements to repurchase	4,740	4,740	(5)	4
Other borrowed funds	3	3	—	—
Long-term debt	985	987	—	—

Total foreign exchange sensitive liabilities	59,179	59,237	(518)	424

Total foreign exchange balance sheet sensitivity			37	(29)

	December 31, 2015		Market Value Change
	Carrying amount	Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	1,127	1,127	29	(24)
Deposits with central bank	878	878	24	(19)
Securities purchased under agreements to resell	6	6	—	—
Interest bearing deposits with banks	2,387	2,384	64	(52)
Held to Maturity securities	9,292	9,596	—	—
Net loans	40,921	39,378	483	(395)
Accrued interest receivable	225	225	3	(3)

Total foreign exchange sensitive assets	54,836	53,594	603	(493)

Liabilities
Total deposits	64,888	64,866	(545)	446
Securities sold under agreements to repurchase	85	85	(4)	4
Other borrowed funds	3	3	—	—
Long-term debt	1,575	1,575	—	—

Total foreign exchange sensitive liabilities	66,551	66,529	(549)	450

Total foreign exchange balance sheet sensitivity			54	(43)

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

Fees Incurred in Past Annual Period and Fees to be Paid in the Future

        For the year ended December 31, 2016, we did not have any fee arrangements in place with the depository. NBG was paid USD 1 million (pre-tax) from BNY Mellon for years 2014 and 2015, corresponding to a fee arrangement that reimburses NBG for fees incurred by the ADR program.

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

B.    Not applicable.

C.    Not applicable.

D.    Not applicable.

E.    Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

        As of December 31, 2016, we performed an evaluation, under the supervision and with the participation of our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Chief Executive Officer, Deputy Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2016 due to the material weaknesses described in Item 15 (b) below. Our efforts to remediate the material weaknesses are described in Item 15(d) below.

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

        Management assessed the effectiveness of the Group's ICFR as of December 31, 2016, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this assessment, Management concluded that, as of December 31, 2016, the Group's ICFR was ineffective, due to the material weaknesses identified in its ICFR as noted below.

        A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis.

        Management identified the following material weaknesses in its ICFR relating to:

  (a)
  The process level controls supporting the assumptions for the estimation of the expected cash flows used in the impairment assessment of the individually significant commercial loans. Management has pursued process and control level enhancements to address the design and operational deficiencies in these processes, as described in section (d) "Changes in Internal Control over Financial Reporting", however, further remediation actions are required in the design of the controls to address the above material weakness. Management is committed to maintaining an effective internal control environment, and although progress has been made in this area, additional steps need to be taken, as indicated above, and sufficient time needs to elapse before Management can conclude that the newly implemented controls are operating effectively and that the material weakness has been remediated.

  (b)
  The process of insurance liability reserves continues to produce significant deficiencies. Specifically, the controls and procedures for the methodology and the calculation of the U.S. GAAP insurance reserves, including assumptions used, are not sufficiently documented, and changes in those procedures including the underlying valuation methodology, are not properly reviewed or authorized. In addition, Management has determined that the controls have not been properly designed to ensure segregation of duties and appropriate review procedures for the tasks performed and general information technology controls have not been formally designed to support the new actuarial applications. These significant deficiencies, on aggregate, contributed to the material weakness. However, given that the remediation actions are still in progress, Management has determined that the remediation actions completed to date were not sufficient to fully remediate the prior year material weakness.

  (c)
  In Ethniki Hellenic General Insurance S.A., the segregation of duties for each job position has not been properly designed to ensure the avoidance of conflicts. Specifically, the design of the segregation of duties in applications is not detailed enough to consider the assignment and review of users' access rights to each application, as the transactions are presented on a department level and not on job position level. Furthermore, a number of conflicts in the segregation of duties in the SAP accounting system were identified for which the compensating controls failed to address the related risk. As a result, given that the subsidiary is a significant Group component, Management has considered this pervasive issue a material weakness.

The effectiveness of the Group's internal control over financial reporting as of December 31, 2016, has been audited by Deloitte Certified Public Accountants S.A., the Group's independent registered public accounting firm as stated in their report appearing in section (c) below, which expressed an adverse opinion on the effectiveness of the Group's ICFR as of December 31, 2016.

Dated May 15, 2017

/s/ Leonidas Fragkiadakis Leonidas Fragkiadakis Chief Executive Officer
/s/ Paul Mylonas Paul Mylonas Deputy Chief Executive Officer
/s/ Ioannis Kyriakopoulos Ioannis Kyriakopoulos Group Chief Financial Officer

(c)  Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries

        We have audited the internal control over financial reporting of National Bank of Greece S.A. and its subsidiaries (the "Group") as of December 31, 2016 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

  (a)
  Controls relating to the assumptions used to estimate the allowance of individually significant exposures of the commercial portfolio were not operating effectively.

  (b)
  Controls relating to methodology and calculation of the U.S. GAAP Insurance Reserves were not designed and did not operate effectively.

  (c)
  Controls relating to the segregation of conflicting duties of the business users of the insurance subsidiary were not designed and did not operate effectively.

        The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and this report does not affect our report on such consolidated financial statements.

        In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Group has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016, of the Group and our report dated May 15, 2017 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the material uncertainties that could adversely affect the Group's going concern assumption as discussed in Note 3 and an explanatory paragraph relating to the translation of Euro amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 and that such U.S. dollar amounts are presented solely for the convenience of the readers in the United States.

/s/ Deloitte Certified Public Accountants S.A.

May 15, 2017

Athens, Greece

(d)  Changes in Internal Control over Financial Reporting

        Based on Management's assessment as of December 31, 2015, the Group's ICFR was ineffective due to certain material weaknesses. These material weaknesses related to the financial statement closing process, the loan loss allowance process, the application systems user access, and the U.S. GAAP Insurance Reserves process. Throughout 2016, the Bank continued the remediation actions in order to address the ICFR significant deficiencies that contributed to these material weaknesses. Our efforts to remediate the significant deficiencies that aggregated to the material weaknesses are described as follows:

  a.
  Management implemented process and control enhancements to address the deficiencies identified in the financial statement closing process.

  i.
  The automation program for financial reporting has progressed in 2016 and is expected to be fully operational by the end of the year 2017;

  ii.
  Management has introduced enhancements in the design of the review-type controls relating to the posting of manual entries, the reconciliation of the suspense accounts and the completeness and accuracy of the financial statements disclosures;

  iii.
  Management reviewed the key system-generated reports in terms of completeness and accuracy and redesigned new ones to address increasing financial and regulatory reporting requirements;

  iv.
  Management continued its formal training program to provide training to key finance personnel on U.S. GAAP and SEC requirements throughout 2016; and

    v.
    Management will reassess the need for additional resources with appropriate level of knowledge and experience in certain areas related to financial reporting.

  b.
  Management pursued process and control level enhancements to address deficiencies in the loan loss allowance process:

  i.
  Mitigating controls over the impairment assessment process of individually significant commercial loans have been improved, mainly by ensuring timely independent review of the impairment assessment of such individually significant commercial loans by the Credit Division;

  ii.
  Additionally, improved process level controls have been introduced with emphasis on the review procedures as well as controls to ensure completeness and accuracy of the data used in the process of the impairment assessment of individually significant commercial loans;

  iii.
  Management completed and approved the documentation of the methodology for estimating the allowance for loans losses, which prescribes in sufficient detail the specifications of the inputs and assumptions used. All significant inputs and assumptions used in the loan loss allowance process are timely reviewed and approved by authorized Management and the Provisions and Write-Off Committee; and

  iv.
  Additional process control improvements have been introduced for the timely identification and the monitoring of TDRs for consumer loans.

  c.
  Management introduced process and control improvements to address the deficiencies in the process of user account access management:

  i.
  A new Framework has been formally established to clarify account ownership, administer the creation, use and review of generic, technical, application and vendor accounts and standardize the existing procedures for account review and monitoring;

  ii.
  Process level controls have been improved to ensure the timeliness and completeness of the periodic reviews of the users' access rights, enhance the effectiveness of users' access management, restrict the access of developers and privileged end-users to the production environment, and enforce the systemic segregation of duties.

  d.
  As regards the deficiencies identified in the U.S. GAAP Insurance Reserves process, Management in consultation with an external advisor has reassessed the methodologies, related IT systems, and procedures and controls in respect of the valuation of the reserves. However, Management has determined that the remediation actions completed to date were not sufficient to fully remediate the prior year material weakness.

        While the above steps have been taken towards remediating the material weaknesses, Management has determined that as of December 31, 2016, the material weaknesses over the impairment assessment of the individually significant exposures process and the U.S. GAAP Insurance Reserves process remained. The remediation process will continue during 2017 and will explore further opportunities for both process and control level improvements in ICFR.

        Other than those changes described above, during the year ended December 31, 2016, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Director's has determined that Mr. Petros Sabatacakis, an independent non executive member of the Board of Directors, is an Audit Committee financial expert. Mr Sabatacakis has served as a member of the Board of Directors since 2010. On June 30, 2016 the Annual General Meeting of the Shareholders reappointed Mr. Sabatacakis as the Audit Committee financial expert until the date of the Annual General Meeting of 2017.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte Certified Public Accountants S.A. (formerly Deloitte Hadjipavlou Sofianos & Cambanis S.A.) has served as our principal independent public accountant for each of the past two years ended December 31, 2015 and 2016. For Finansbank, our major subsidiary in Turkey, which was disposed of in June 2016, Ernst & Young was appointed as the independent public accountant for the year ended December 31, 2015.

        The following table presents the aggregate fees for professional audit services and other services rendered by the Group's principal accounting firm Deloitte Certified Public Accountants S.A., the other member firms of Deloitte Certified Public Accountants S.A., their respective affiliates (collectively, "Deloitte"). Also, the table below presents the aggregate fees for professional audit services and other services rendered by Ernst & Young in Turkey to the Finansbank Group.

	Deloitte		Ernst & Young		Total
	Year ended December 31,		Year ended December 31,		Year ended December 31,
Fees by category	2015	2016	2015	2016	2015	2016
	(EUR in thousands)
Audit fees	5,638	4,940	820	—	6,458	4,940
Audit-related fees	1,274	405	288	—	1,562	405
Tax fees	236	170	7	—	243	170
All other fees	3	795	—	—	3	795

Total	7,151	6,309	1,115	—	8,266	6,309

Audit Fees

        Fees billed by Deloitte for audit services for the years ended December 31, 2015 and 2016 consisted primarily of the audit of the Group's IFRS and the integrated audit of its U.S. GAAP consolidated Financial Statements, including the audit for compliance with the section 404 of Sarbanes Oxley Act, the audit of subsidiaries' statutory Financial Statements, and the tax compliance audits of the Bank and its subsidiaries.

        Fees billed by Ernst & Young for audit services for the year ended December 31, 2015 consisted primarily of the statutory and IFRS audit of the Financial Statements of Finansbank and its subsidiaries, including the audit for compliance with the section 404 of Sarbanes Oxley Act, and the tax compliance audits of Finansbank and its subsidiaries.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2015 and 2016 consisted primarily of comfort letter fees, other audit and attest services and system and application control reviews provided either repeatedly or on ad hoc basis. The decrease is mainly attributed to the ad-hoc services provided in the year ended December 31, 2015 in respect of the Bank's share capital increase and the merger of subsidiaries, which were not repeated in the year ended December 31, 2016.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2015 and 2016 consisted primarily of tax advisory, tax planning services and preparation of tax returns.

Other Fees

        In 2015 and 2016, other audit fees related to various advisory services. The increase is mainly attributed to the advisory services provided to the Bank and its subsidiaries in the year ended December 31, 2016 in respect of the implementation of IFRS 9, ICAAP/ILAAP and due diligence projects.

        The Audit Committee implemented a policy as at May 6, 2003 to approve, on a case by case basis, all audit related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee adopted pre approval guidelines for all allowable non audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of EUR 20 thousand. These services may be approved by the Group Chief Financial Officer or its delegate and the Audit Committee is notified at the next Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case by case basis, in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes Oxley Act of 2002.

        "Audit related fees" and "Tax fees" constituted 17.8% and 3.0%, respectively, of total fees paid to Deloitte and Ernst & Young in 2015, and 6.4% and 2.7%, respectively, of total fees paid to Deloitte in 2016. "All other fees" constituted 12.6% of total fees paid to Deloitte in 2016.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Ms Panagiota Iplixian, who is a member of the Audit Committee, is relying on the exemption available under Rule 10A 3(b)(iv)(E), as she is a representative of the HFSF, which is an affiliate to the Bank.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2010 to the date of this Annual Report, due to its participation in the Hellenic Republic liquidity support plan and HFSFs participation in the recapitalization of the Bank (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Regulatory Framework—The Hellenic Republic's Bank Support Plan") the Bank has not purchased any of its own shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2014 amounted to 32,698,747 shares and (33,095,326) shares respectively. Therefore, the balance as at December 31, 2014 of own shares amounted to 1,076 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2015 amounted to 67,825,104 shares and (65,824,717) shares respectively. Therefore, the balance as at December 31, 2015 of own shares amounted to 2,001,463 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (NBG Securities S.A.) for the year 2016 amounted to 150,099,503 shares and (149,689,971) shares respectively. Therefore, the balance as at December 31, 2016 of own shares amounted to 2,410,995 shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Pursuant to the Amended Relationship Framework Agreement, the Bank is required to rotate its auditors every five years. This requirement is applicable for the Bank starting with the year ending December 31, 2017. Deloitte Certified Public Accountants S.A. (formerly Deloitte Hadjipavlou Sofianos & Cambanis S.A.) (referred to in this Item 16F as "Deloitte") had served as our independent registered accounting firm since 1997. Deloitte continued to serve as the Company's independent registered accounting firm throughout 2016. Due to the limitations set forth in the Amended Relationship Framework Agreement, we cannot reappoint Deloitte as our independent registered accounting firm for the audit of our financial statements for the year ending December 31, 2017 and Deloitte could not attempt to stand for re-election. As a result, in accordance with the requirements set by the Amended Relationship Framework Agreement, on January 18, 2017, the Board of Directors approved PricewaterhouseCoopers S.A. (referred to in this Item 16F as "PwC") to act as our independent registered accounting firm of the Group for the year ending December 31, 2017, on the expiration of the current term of engagement of Deloitte, following the recommendation of the Audit Committee. The recommendation of the Audit Committee and the selection by the Board of Directors was based on the results of the tender process run by the Bank. Following completion of the audit of our financial statements for the year ended December 31, 2016 and the audit of the effectiveness of internal control over financial reporting as of December 31, 2016 (together referred to in this Item 16F as "our latest audit"), PwC will become our independent registered accounting firm, subject to approval by NBG shareholders at our Annual General Meeting of 2017, expected to take place by the end of June 2017.

        Deloitte's reports on our consolidated financial statements for the two most recent fiscal years ending 31 December, 2016 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

        During our two most recent fiscal years and through the completion of our latest audit, there were no disagreements with Deloitte, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with any reports it would have issued.

        During our two most recent fiscal years and through May 15, 2017, there were "reportable events" as that term is described in Item 16F(a)(1)(v)(A) of Form 20-F related to each of our fiscal years. As disclosed in Item 15 of our Annual Reports on Form 20-F for the years ended December 31, 2015 and 2016, during the years ended December 31, 2015 and 2016, management identified material weaknesses in the Company's internal control over financial reporting. Due to these material weaknesses, Deloitte concluded in its report on internal control over financial reporting, dated May 16, 2016 that "the Group has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission." Deloitte also reached the same conclusion in its report on internal control over financial reporting, dated May 15, 2017, as of December 31, 2016. The Audit Committee discussed these material weaknesses with management and Deloitte for each of the years in which they occurred. We have authorized Deloitte to respond fully to inquiries from PwC concerning the subject matter of the "reportable events" described above.

        We have provided Deloitte with a copy of the foregoing statements, and we have requested and received from Deloitte a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as Exhibit 15.1 to this Annual Report.

        During the years ended December 31, 2016 and 2015, and through the date of this Annual Report, neither we, nor anyone on our behalf, consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the our financial statements and neither a written report was provided to us or oral advice was provided that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a "disagreement," as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G    CORPORATE GOVERNANCE

        Not applicable.

ITEM 16 H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

    ITEM 17 FINANCIAL STATEMENTS

        See Item 18 "Financial Statements".

    ITEM 18 FINANCIAL STATEMENTS

        See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

    ITEM 19 EXHIBITS

Exhibit Number	Description of Exhibits
1	An English translation of the Articles of Association of the Bank, as amended with effect from December 2015 (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F (File No. 001-14960) filed 15 May 2016).
2.1
Deposit Agreement dated as at May 28, 1998, as amended and restated as at January 22, 2010, among National Bank of Greece S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333- 207408) filed October 14, 2015).
4.1
Share Sale and Purchase Agreement between National Bank of Greece S.A. and Qatar National Bank S.A.Q dated December 21, 2015 (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F (File No. 001-14960) filed May 15, 2016)* ¥.
4.2
Bond Issuance Program of Contingently Convertible Securities, dated December 9, 2015 (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-14960) filed May 15, 2016).
4.3	Share Sale and Purchase Agreement between National Bank of Greece S.A. and KBC Bank NV dated December 30, 2016* ¥.
8	Subsidiaries of the Bank.
12.1	Certifications of the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from Deloitte Certified Public Accountants S.A. dated May 15, 2017.

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

Date: May 15, 2017

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as at
December 31, 2015 and 2016 and for the
years ended December 31, 2014, 2015 and
2016 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and its subsidiaries (the "Group") as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the financial statements of Finansbank A.S. as of December 31, 2015 and for the years ended December 31, 2015 and 2014, which statements reflect total assets of TRY 87,951 million (EUR 27,666 million) as of December 31, 2015 and profit for the year of TRY 788 million (EUR 322 million) for the year then ended (2014—TRY 950 million (EUR 328 million)). Those statements expressed in Turkish Lira ("TRY") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank A.S., on the basis of IFRS and expressed in Turkish Lira, as of and for the years ended December 31, 2015 and 2014, is based solely on the report of the other auditors. We have applied auditing procedures on the conversion adjustments to the financial statements of Finansbank A.S., which conform those financial statements to accounting principles generally accepted in the United States of America and Euro amounts.

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

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

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

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2017 expressed an adverse opinion on the Group's internal control over financial reporting because of certain material weaknesses.

/s/ Deloitte Certified Public Accountants S.A.

May 15, 2017

Athens, Greece

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Finansbank A.Ş.

        We have audited the consolidated statement of financial position of Finansbank A.Ş. (a 99.81% owned subsidiary of National Bank of Greece S.A.) as of December 31, 2015, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows and notes thereto for the years ended December 31, 2015 and 2014 prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. These consolidated financial statements reflect total assets of TL 87,951 million and shareholders' equity of TL 10,726 million as of December 31, 2015 and profit for the year of TL 788 million for the year then ended (2014—TL 950 million). These consolidated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finansbank A.Ş. and its subsidiaries at December 31, 2015 and the consolidated results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
A member firm of Ernst &Young Global Limited
İstanbul, Turkey

May 16, 2016

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2015	2016	2016
		(EUR in millions)		(USD in
		Restated(1)		millions)
				(Note 2)
ASSETS
Cash and due from banks	5	1,127	822	896
Deposits with Central Bank	6	878	704	767
Securities purchased under agreements to resell	7	6	3	3
Interest bearing deposits with banks	8	2,387	2,202	2,399
Trading assets	9	2,165	1,879	2,047
Derivative assets	10	4,073	4,482	4,883
Available-for-sale securities	11	5,958	12,455	13,569
Held-to-maturity securities	11	9,292	—	—
Equity method investments	12	26	6	7
Loans	13	52,219	49,800	54,254
Less: Allowance for loan losses		(11,298)	(10,401)	(11,331)

Net loans		40,921	39,399	42,923
Goodwill	14	8	6	7
Software and other intangibles	14	139	136	148
Premises and equipment	15	1,390	1,414	1,540
Accrued interest receivable		225	192	209
Other assets (include EUR 307 million and EUR 290 million at December 31, 2015 and 2016, respectively, measured at fair value)	16	2,925	2,930	3,192
Long-lived assets held for sale	17	28,355	3,712	4,044

TOTAL ASSETS		99,875	70,342	76,634

LIABILITIES AND SHAREHOLDERS' EQUITY / (ACCUMULATED DEFICIT)
Interest bearing deposits (include EUR 2 million and EUR 527 million at December 31, 2015 and 2016, respectively, measured at fair value)	20	63,234	51,726	56,353
Non-interest bearing deposits	20	1,654	1,725	1,879

Total deposits	20	64,888	53,451	58,232
Securities sold under agreements to repurchase	21	85	4,740	5,164
Derivative liabilities	10	4,808	5,171	5,634
Other borrowed funds		3	3	3
Accounts payable, accrued expenses and other liabilities	22	2,329	2,308	2,515
Insurance reserves	23	2,094	2,193	2,389
Long-term debt (includes EUR 826 million and NIL at December 31, 2015 and 2016, respectively, measured at fair value)	24	1,575	985	1,073
Contingently convertible debt		2,040	—	—
Liabilities directly associated with long-lived assets held- for-sale	17	26,383	3,001	3,270

Total liabilities		104,205	71,852	78,280

EQUITY / (ACCUMULATED DEFICIT):
NBG shareholders' equity / (accumulated deficit)
Common stock, par value of EUR 0.30 (shares authorized, issued and outstanding: 9,147,151,527 and 9,147,151,527 at December 31, 2015 and 2016 respectively)	33	2,744	2,744	2,989
Additional paid-in capital	33	21,740	21,740	23,684
Accumulated deficit		(25,851)	(26,151)	(28,490)
Accumulated other comprehensive (loss) / gain	42	(2,994)	150	163
Treasury stock, at cost (2,001,463 and 2,410,995 shares at December 31, 2015 and 2016 respectively)		(1)	(1)	(1)

Total NBG shareholders' equity / (accumulated deficit)		(4,362)	(1,518)	(1,655)

Non-controlling interest		32	8	9

Total equity / (accumulated deficit)		(4,330)	(1,510)	(1,646)

TOTAL LIABILITIES AND EQUITY / (ACCUMULATED DEFICIT)		99,875	70,342	76,634

(1)
Please see Note 43 for information regarding the restatement

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2014	2015	2016	2016
		(EUR in millions)			(USD in millions) (Note 2)
Interest Income:
Loans		1,996	1,778	1,646	1,793
Securities available-for-sale		189	127	135	147
Securities held-to-maturity		115	93	28	31
Trading assets		57	59	59	64
Securities purchased under agreements to resell		1	1	1	1
Interest-bearing deposits with banks		1	4	5	5
Other		20	17	17	19

Total interest income		2,379	2,079	1,891	2,060

Interest Expense:
Deposits		(795)	(613)	(344)	(375)
Securities sold under agreements to repurchase		(21)	(2)	(5)	(5)
Long-term debt		(39)	(53)	(22)	(24)
Other		(54)	(53)	(194)	(211)

Total interest expense		(909)	(721)	(565)	(615)

Net interest income before provision for loan losses		1,470	1,358	1,326	1,445
Provision for loan losses	13	(1,767)	(3,218)	(551)	(600)

Net interest income / (loss) after provision for loan losses		(297)	(1,860)	775	845

Non-interest income / (loss):
Credit card fees		29	37	50	54
Service charges on deposit accounts		14	9	14	15
Other fees and commissions	27	286	249	234	255
Net trading gain / (loss)	28	(1,097)	206	(320)	(349)
Equity in earnings of investees and realized gains / (losses) on disposal of equity method investments	12	5	2	1	1
Other non-interest income	29	666	598	870	948

Total non-interest income / (loss) excluding gains / (losses) on investment securities		(97)	1,101	849	924

Net realized gains on sales of available-for-sale securities	11	95	1	102	111
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)		(5)	(31)	(3)	(3)

Net gains / (losses) on available for sale and held to maturity securities		90	(30)	99	108

Total non-interest income / (loss)		(7)	1,071	948	1,032

Non-interest expense:
Salaries and employee benefits	40	(780)	(766)	(738)	(804)
Occupancy expenses		(53)	(52)	(48)	(52)
Equipment expenses		(35)	(33)	(30)	(33)
Depreciation of premises and equipment		(58)	(57)	(53)	(58)
Amortization of intangible assets		(51)	(58)	(47)	(51)
Impairment of goodwill		(58)	(115)	(2)	(2)
Deposit insurance premium		(52)	(92)	(69)	(75)
Other non-interest expense	30	(1,214)	(1,256)	(994)	(1,083)

Total non-interest expense		(2,301)	(2,429)	(1,981)	(2,158)

Loss before income tax		(2,605)	(3,218)	(258)	(281)
Income tax (expense) / credit	31	(61)	(39)	22	24

Loss from continuing operations		(2,666)	(3,257)	(236)	(257)

Income / (loss) from discontinuing operations	17	193	(5,210)	(65)	(71)

Net loss		(2,473)	(8,467)	(301)	(328)

Less: Net (income) / loss attributable to the non-controlling interest		(4)	3	1	1

NET LOSS attributable to NBG shareholders		(2,477)	(8,464)	(300)	(327)

Loss per share
Basic and diluted LPS from continuing operations	35	(12.79)	(2.78)	(0.03)	(0.03)
Basic and diluted LPS from continuing and discontinued operations	35	(11.90)	(9.41)	(0.03)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2014	2015	2016	2016
		(EUR in millions)			(USD in millions) (Note 2)
Net loss		(2,473)	(8,467)	(301)	(328)
Other comprehensive income / (loss) net of tax:
Net (losses)/gains from foreign currency translation adjustments:
Foreign currency translation adjustments reclassified to income statement related to disposed subsidiaries		—	—	3,133	3,413
Other foreign currency translation adjustments		239	(604)	(148)	(161)

Total net (losses)/gains from foreign currency translation		239	(604)	2,985	3,252

Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR (15) million in 2014, EUR 27 million in 2015 and EUR 91 million in 2016)		11	108	352	383
Reclassification to income statement due to disposal of subsidiaries (net of tax expense/(benefit) of: EUR NIL million in 2014, EUR NIL million in 2015 and EUR 23 million in 2016)		—	—	(115)	(125)
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR (28) million in 2014, EUR (4) million in 2015 and EUR (26) million in 2016)		(95)	(9)	(94)	(102)
Less: Reclassification adjustment for other-than-temporary impairment of available-for-sale securities (net of tax benefit of EUR 1 million in 2014, EUR 10 million in 2015 and EUR 2 million in 2016)		4	26	4	4

Total net (losses)/gains on available-for-sale securities		(80)	125	147	160

Net (losses)/gains on pension (liability)/asset:
Reclassification to income statement due to disposal of subsidiaries		—	—	18	20
Pension (liability)/asset (net of tax expense/(benefit) of EUR (6) million in 2014, EUR 6 million in 2015 and EUR (3) million in 2016)		(43)	31	(8)	(9)

Total net (losses)/gains on pension (liability)/asset		(43)	31	10	11

Total other comprehensive income / (loss), net of tax		116	(448)	3,142	3,423

Comprehensive (loss) / income		(2,357)	(8,915)	2,841	3,095

Less: Comprehensive income attributable to the non-controlling interest		(13)	(4)	(3)	(3)
Comprehensive (loss) / income attributable to NBG shareholders		(2,370)	(8,919)	2,838	3,092

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2014	2015	2016	2016
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Common Stock:
Balance at beginning of year (2,396,785,994 at 2014 of par value EUR 0.30 each, 3,533,149,631 at 2015 of par value EUR 0.30 each and 9,147,151,527 at 2016 of par value EUR 0.30 each)		719	1,060	2,744	2,989
Issuance of 270,510,718 shares of par value EUR 1.00 through a non-rights issue	33	—	—	—	—
Reverse split of the common stock at a ratio of 10 existing shares of EUR 1.00 per share to be exchanged for 1 new share of EUR 10.00 per share and reduction of the par value of the shares from EUR 10.00 per share to EUR 0.30 per share	33	—	—	—	—
Reverse split of the common stock at a ratio of 15 existing shares of EUR 0.30 per share to be exchanged for 1 new share of EUR 4.50 per share and reduction of the par value of the shares from EUR 4.50 per share to EUR 0.30 per share	33	—	(989)	—	—
Issuance of 1,136,363,637 shares of par value EUR 0.30 in 2014, and 7,307,907,231 shares of par value EUR 0.30 in 2015 through a non-rights issue	33	341	2,192	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30	33	—	481	—	—

Balance at end of year (3,533,149,631 at 2014 of par value EUR 0.30 each and 9,147,151,527 at 2015 and 2016 of par value EUR 0.30 each)		1,060	2,744	2,744	2,989

Preferred stock
Balance at beginning of year (12,639,831 shares of par value EUR 0.30 each at 2014 and 2015 and NIL at 2016 and 270,000,000 shares of par value EUR 5.00 each at 2014 and 2015 and NIL at 2016)		1,354	1,354	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30	33	—	(1,354)	—	—

Balance at end of year (12,639,831 shares of par value EUR 0.30 each at 2014 and NIL at 2015 and 2016 and 270,000,000 shares of par value EUR 5.00 each at 2014 and NIL at 2015 and 2016)		1,354	—	—	—

Additional Paid-in Capital:
Balance at beginning of year		17,859	19,918	21,740	23,684
Issuance of 1,136,363,637 shares in 2014, through a non-rights issue	33	2,159	—	—	—
Reduction of par value per share		—	989	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30 in 2015		—	873	—	—
Gain / (Loss) on sales of treasury stock (net of tax (expense)/benefit		1	—	—	—
Issue costs net of tax in 2014 from the issuance of 1,136,363,637 shares		(55)	—	—	—
Issue costs net of tax in 2015 from the issuance of 8,911,608,218 shares		—	(44)	—	—
Purchase of subsidiaries shares from non-controlling interest	4	(46)	4	—	—

Balance at end of year		19,918	21,740	21,740	23,684

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2014	2015	2016	2016
		(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Accumulated deficit:
Balance at beginning of year		(15,007)	(17,387)	(25,851)	(28,163)
New redeemable non-controlling interest, redemption of redeemable non-controlling interest and changes in the redemption amount of redeemable non-controlling interests	33	97	—	—	—
Net loss attributable to NBG shareholders		(2,477)	(8,464)	(300)	(327)

Balance at end of year		(17,387)	(25,851)	(26,151)	(28,490)

Accumulated Other Comprehensive Income / (Loss)—net of tax:	42
Balance at beginning of year		(2,596)	(2,547)	(2,994)	(3,262)
Net change in fair value of securities available-for-sale		(82)	125	147	160
Foreign currency translation adjustments		233	(603)	2,987	3,254
Pension liability		(43)	31	10	11
Acquistion and disposal of subsidiaries shares from / to non-controlling interest		(59)	—	—	—

Balance at end of year		(2,547)	(2,994)	150	163

Treasury Stock, at Cost:
Balance at beginning of year (397,655, 1,076 and 2,001,463 shares at 2014, 2015 and 2016 respectively)		(2)	—	(1)	(1)
Sale of treasury stock (33,095,326, 65,824,717 and 149,689,971 shares during 2014, 2015 and 2016 respectively)		83	66	34	37
Purchase of treasury stock (32,698,747, 67,825,104 and 150,099,503 shares during 2014, 2015 and 2016 respectively)		(81)	(67)	(34)	(37)

Balance at end of year (1,076, 2,001,463 and 2,410,995 shares at 2014, 2015 and 2016 respectively)		—	(1)	(1)	(1)

Total NBG shareholders' equity / (accumulated deficit)		2,398	(4,362)	(1,518)	(1,655)

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		39	39	32	35
Net loss		(2)	(3)	(1)	(3)
Net change in fair value of securities available-for-sale		—	—	—	—
Foreign currency translation adjustments		—	(1)	(2)	(2)
Dividends paid to non-controlling interests		—	—	(2)	(2)
Changes of non-controlling interest due to acquisitions, disposals, establishments, capital contributions and changes in subsidiaries shareholding		2	(3)	(19)	(21)

Balance at end of year		39	32	8	7

Total equity / (accumulated deficit)		2,437	(4,330)	(1,510)	(1,648)

Redeemable non-controlling interest—Temporary equity:
Balance at beginning of year		250	—	—	—
Net income		6	—	—	—
Net change in fair value of securities available-for-sale		2	—	—	—
Foreign currency translation adjustments		6	—	—	—
Redemption of redeemable NCI		(167)	—	—	—
Changes in the redemption amount of redeemable NCI		(97)	—	—	—

Balance at end of year		—	—	—	—

Total temporary equity		—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014	2015	2016	2016
	(EUR in millions)			(USD in millions) (Note 2)
Cash flows from Operating Activities:
Net loss	(2,473)	(8,467)	(301)	(328)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Provision for loan losses	2,172	3,688	764	832
Net (gain) / loss on sale of premises and foreclosed assets	2	(64)	2	2
Net realized (gain) / loss on sales of available-for-sale securities	(123)	(17)	(121)	(132)
Other Than Temporary Impairment of AFS and HTM securities	6	36	10	11
Equity in earnings of equity method investees	(8)	11	(2)	(2)
Depreciation of premises and equipment	114	106	78	85
Amortization of software and other intangibles	84	192	67	73
Impairment of goodwill	58	1,983	1	1
Impairment of equity method investments	—	22	—	—
Pension liability	32	36	34	37
Provision for deferred income taxes	28	(35)	(61)	(66)
Net gains on the disposal of subsidiaries	—	—	(137)	(149)
Net (gain) / loss from changes in the fair value of financial instruments designated at fair value	63	(41)	27	29
Gain on debt extinguishment	—	(27)	—	—
Gain from bargain purchase on business combination	(3)	—	—	—
Interest on financing obligation from sale of real estate	48	37	34	37
Impairment of assets classified as held for sale	—	3,619	5	5
Other non cash items including provisions for contingencies and impairment of other assets	245	341	33	36
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit and loss	1,387	(635)	230	251
Accrued interest receivable	2	37	213	232
Other assets	157	(204)	(147)	(160)
Accounts payable, accrued expenses and other liabilities	171	(331)	(360)	(392)
Insurance reserves	(256)	(154)	99	108

Cash flows provided by /(used in) operating activities	1,706	133	468	510
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(4,828)	(3,384)	(4,123)	(4,492)
Sales proceeds	2,517	1,181	4,101	4,468
Maturities, prepayments and calls	3,956	2,303	2,948	3,212
Activities in held-to-maturity securities:
Purchases	(1,112)	(449)	(110)	(120)
Maturities, prepayments and calls	916	540	89	97
Acquisition of subsidiaries	(54)	—	(4)	(4)
Disposal of subsidiaries, net of cash disposed	—	—	3,283	3,577
Purchases of premises and equipment and intangibles	(849)	(316)	(177)	(193)
Proceeds from sales of premises and equipment and intangibles	12	104	14	15
Disposals / (acquisitions) of equity investments	16	(1)	1	1
Net cash provided by (used in):
Deposits with central bank	(129)	(4)	(352)	(383)
Loan origination and principal collections	(2,114)	118	881	960
Securities purchased under agreements to resell	(56)	85	(1)	(1)
Interest bearing deposits with banks	556	252	146	159

Cash flows provided by / (used in) investing activities	(1,169)	429	6,696	7,296

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2014	2015	2016	2016
	(EUR in millions)	(EUR in millions)	(EUR in millions)	(USD in millions) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	3,225	1,195	435	474
Principal repayments and retirements of long-term debt	(1,963)	(1,034)	(1,567)	(1,707)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 74 million in 2014, EUR 32 million in 2015 and EUR 30 million in 2016 relating to 2015 issuance)	2,426	1,421	(30)	(33)
Repayment of the convertible securities issued by the Bank to HFSF	—	—	(2,029)	(2,210)
Purchases of treasury stock	(81)	(67)	(34)	(37)
Proceeds from sales of treasury stock	84	66	34	37
Acquisition of and increase of controlling interest in subsidiary companies	(278)	—	—	—
Sale of real estate accounted for as financing obligation	43	(74)	(74)	(81)
Disposal of subsidiary shareholding without loss of control	—	1	—	—
Dividends paid to non-controlling interests	—	—	(2)	(2)
Net cash provided by / (used in):
Deposits	(4,084)	2,219	(10,570)	(11,515)
Securities sold under agreements to repurchase	316	(3,488)	4,822	5,253
Other borrowed funds	509	(1,291)	735	801

Cash flows provided by / (used in) financing activities	197	(1,052)	(8,280)	(9,020)
Effect of exchange rate change on cash and due from banks	25	(68)	(28)	(30)
Net increase / (decrease) in cash and due from banks	759	(558)	(1,144)	(1,244)
Cash and due from banks at beginning of year	1,968	2,727	2,169	2,363

Cash and due from banks at end of year	2,727	2,169	1,025	1,117
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	139	255	64	70
Interest	1,910	1,955	1,181	1,287
Supplemental schedule of non cash investing and financing activities:
Common share capital increase of EUR 2,673 million out of which EUR 676 million through subscription in kind (see Note 33)	—	676	—	—
Common share capital increase of EUR 2,673 million out of which EUR 64 million through mandatory conversion of long term debt securities (see Note 33)	—	64	—	—
Common share capital increase of EUR 2,673 million out of which EUR 481 million through conversion of preference shares (see Note 33)	—	481	—	—
Contribution by HFSF of bonds issued by ESM in return for the convertible securities issued by the Bank (see Note 33)	—	2,029	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank" or "NBG") is a commercial bank and was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and its subsidiaries (the "Group" or "NBG Group") provide a wide range of financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, UK, South Eastern Europe which includes Bulgaria, Romania, Albania, Serbia and FYROM, as well as in Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as at December 31, 2016, are expressed in Euro (EUR). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Friday, April 28, 2017 which was EUR 0.9179 to USD 1.00 (EUR 0.9479 to USD 1.00 on December 31, 2016).

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

        The Group's consolidated income statement for the twelve month period ended December 31, 2016 has been prepared stating separately continuing operations from discontinued operations, the latter relating to Finansbank A.S., United Bulgarian Bank ("UBB"), Interlease E.A.D. ("Interlease") and the South African Bank of Athens Ltd ("S.A.B.A.") in accordance with ASC 205-20 "Discontinued Operations". The comparative income statements for the years 2015 and 2014 have been restated accordingly. Group's consolidated balance sheet as at December 31, 2015 has also been restated for discontinued operations i.e. UBB A.D., Interlease and S.A.B.A. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale in the balance sheet for the year 2016, comprise UBB A.D., Interlease and S.A.B.A. (see Note 17).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Going concern

Liquidity

        Total Eurosystem funding was significantly reduced as at December 31, 2016 to EUR 12.3 billion (December 31, 2015: EUR 24.0 billion), of which EUR 6.7 billion from ECB (December 31, 2015: EUR 12.5 billion) and EUR 5.6 billion from ELA (December 31, 2015: EUR 11.5 billion). Furthermore, as at December 31, 2016 the Bank had entered into new repurchase transactions with financial institutions of EUR 4.7 billion, while the Bank's ELA liquidity buffer stood at EUR 8.8 billion (cash value). As at May 2, 2017, Eurosystem funding decreased further to EUR 10.0 billion, while ELA decreased by EUR 0.5 billion to EUR 5.1 billion and the liquidity buffer amounted to EUR 8.8 billion (cash value).

        Despite the situation described above, Eurosystem funding still remains significant and therefore could adversely affect the Bank's ability to continue as a going concern. The going concern basis of the Bank is dependent on continued access to Eurosystem funding, the level of customer deposits, and whether and when the second review of the Third Program will be successfully completed.

        The Bank's principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations ("MROs") and the Targeted Longer-term Refinancing Operations ("TLTROs") with ECB, as well as through the ELA mechanism with the Bank of Greece, and repurchase agreements (repos) with major foreign financial institutions. ECB funding and repos with financial institutions are collateralized mainly by EFSF / ESM bonds, as well as by Greek government bonds and T-Bills and highly rated corporate loans. ELA funding is collateralized mainly by loans, as well as by covered bonds issued by the Bank.

Macroeconomic developments

        The Greek economy stabilized in 2016 with real Gross Domestic Product ("GDP") remaining flat on an annual basis (0.0% year-over-year ("y-o-y")), over performing compared to official forecasts for an annual recession of –0.3%. This development followed a full year contraction of GDP of 0.3% in 2015, which has also been significantly milder than the gloomy forecasts published in the third quarter of 2015, following the imposition of capital controls and the three week bank holiday in July 2015. Similarly, deflation pressures receded with the GDP deflator increasing by 0.1%, y-o-y, in 2016 following an annual average decline of –1.5% in 2012-2015. The significant improvement in economic sentiment and the inflows of the Third Program funding contributed to the stabilization of the economy, which has been supported by the increase in private consumption of 1.4%, y-o-y and the stabilization in fixed capital investment in 2016. On the same note, economic activity is expected to gain further traction in 2017 with real GDP growth reaching +2.1%, y-o-y, on average, according to the latest estimates of the European Commission and the International Monetary Fund (the "IMF").

        On the fiscal front, Greece has over performed in comparison with the Third Program target in 2016, for a second consecutive year, following the achievement of a primary surplus of 0.5% of GDP in General Government budget in 2015 (excluding the net fiscal impact of banking system support), compared to a targeted deficit of 0.25%. Accordingly, the General Government Primary Surplus, excluding the net fiscal impact of banking system support, as well, reached 3.9% of GDP in 2016 over performing strongly compared to the upwardly revised Government budget target of 1.1% of GDP and a Program target of 0.5% of GDP for the same year. This over performance increases the credibility of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the adjustment effort for 2017 when the respective Program target for the primary surplus is 1.75% of GDP.

        It should be noted that the Eurogroup on May 25, 2016 agreed on a contingency fiscal mechanism as a prerequisite for the successful completion of the first review of the Third Program and the Greek government legislated this mechanism in May 2016, with a view to enhance longer-term credibility by ensuring the sustainable achievement of future fiscal targets. This mechanism provides for automatic triggering of a set of corrective measures in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the Program. After the successful evaluation of Greece's progress in implementing agreed actions and reforms under the first review of the Third Program—and the concomitant approval by the Eurogroup on May 25, 2016 in liaison with the European Central Bank and the Board of Governors of the European Stability Mechanism ("ESM")—Greece and the European Commission signed a Supplemental Memorandum of Understanding (on June 16, 2016), which updated the conditionality of the Memorandum of Understanding ("MoU") of August 2015, as well as reviewed the progress in the implementation of the Third Program. The completion of the first review led to the disbursement of the second tranche that amounted to EUR 10.3 billion in several instalments between June and October 2016. More specifically, EUR 7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining instalments of EUR 1.1 billion and EUR 1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones.

        Furthermore, the Eurogroup of May 25, 2016 committed to provide new conditional concessions with a view to ensure debt sustainability by agreeing on a package of debt measures which will be phased in progressively and subject to the pre-defined conditionality under the ESM Program. These measures include, inter alia, a smoothing of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt. In this context, the Eurogroup of December 5, 2016 endorsed the implementation since early 2017 of the short-term debt relief measures which mainly include: i) a smoothing of future debt repayments profile through the lengthening of the repayment schedule of official loans from the European Financial Stability Facility ("EFSF") to 32.5 years from the existing 28 years, ii) a reduction of interest rate risk through debt swaps by the ESM with a view to stabilize the ESM's overall cost of funding and, thus, reduce the risk that Greece would have to pay higher interest rates on its loans in the future. iii) The ESM has decided to finance its future disbursements to Greece under the Third Program with the issuance of long-term notes that closely match the maturities of loans to Greece, stabilizing the related interest rate costs for Greece.

        The delay in completing the second review of the Third Program may delay or weaken the anticipated recovery of the Greek economy, impede the NPE reduction trend and the return of deposits. Negotiations for the conclusion of the second review of the Third Program that started in October 2016 have not been completed by the date of this Annual Report, but the agreement in principle reached by the Eurogroup on April 7, 2017 and the achievement of a supplementary agreement on May 1, 2017 over the specific conditions that underlie the completion of the second review (including the legislation of additional fiscal consolidation measures), pave the way for the achievement of a staff level agreement.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Once there is a staff-level agreement, there is expected to be a political accord at a Eurogroup level that will approve the necessary financial support and, potentially, provide more information on the issue of the implementation of medium-term debt relief measures. The timely completion of the second review of the Third Program, which is expected to unlock additional funding resources of at least EUR 6.1 billion in 2017 (of which about EUR 1.0 billion will be used for arrears clearance), is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. A potential participation of Greek assets in the ECB's quantitative easing (Public Sector Purchase Programme) during 2017 would accelerate the improvement in liquidity conditions and support further economic confidence and activity.
Capital adequacy

        The Group's Common Equity Tier 1 ("CET1") ratio at December 31, 2016 was 16.3% (see Note 36).

Going concern conclusion

        Management concluded that the Bank is a going concern after considering (a) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above, (b) its current access to the Eurosystem facilities, and (c) the Bank's and the Group's CET1 ratio of December 31, 2016.

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

        Reclassifications between categories of investments—When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of investment securities classified in the trading category, the Group reclassifies such securities out of the trading category and into the held-to-maturity or available-for-sale categories, provided the securities meet the definition of the respective category at the date of reclassification. Such reclassifications can occur only once, in response to a single rare event.

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

        When a sale of held-to-maturity securities represents a material contradiction with the Group's stated intent to hold those securities to maturity or when a pattern of such sales has occurred, any remaining held-to-maturity securities are reclassified to available-for-sale. The reclassification is recorded in the reporting period in which the sale occurs and is accounted for as a transfer. The transfer is accounted for at fair value and the unrealized holding gain or loss at the date of the transfer is reported in other comprehensive income. The securities' amortized cost basis carries over to the available-for-sale category for the subsequent amortization of the historical premium or discount, the comparisons of fair value and amortized cost for the purpose of determining unrealized holding gains and losses and the required disclosures of amortized cost.

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as either hedging or as a freestanding derivative instrument. At December 31, 2015 and 2016 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading gain/(loss).

        All derivatives are recognized on the consolidated balance sheet at fair value, including unpaid accrued interest (refer to Note 43), without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis, only to the extent that an event of default has occurred. Derivatives are recorded as derivative assets or liabilities. If the Group intends to offset,

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

derivative asset and liability positions are presented net by counterparty on the consolidated balance sheet when a valid master netting agreement exists and the other conditions set out in ASC 210-20, Balance Sheet—Offsetting, are met. The Group's Management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. These values also take into account the Group's own credit standing, thus the valuation of the derivative instruments includes the value of the net credit differential between the counterparties to the derivative contract.

        The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics and risks of the derivative are not clearly and closely related to the economic characteristics of the host contract.

        Offsetting—Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when, and only when there is a legally enforceable right to offset the recognized amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

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

        The Group may elect fair value accounting for certain loans. Such loans are carried at fair value with changes in fair value reported in income statement.

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

        Coefficient analysis:    Most non-significant commercial loans are subject to coefficient analysis. A coefficient analysis is performed on commercial loans, for which no specific allowance is calculated, as described above and the related allowance is calculated using internal credit rating model. Individual loans are classified by the rating model into 21 risk categories, as described in the Corporate Credit Policy document. The rating class stems from the model algorithm taking into account both quantitative and qualitative factors like industry sector, payment history (including delinquency), capital structure etc. Each individual corporate customer is re-assessed at least once a year (and more frequently if necessary) and its rating may change based on the customer's financial position and prospects, qualitative criteria and current market conditions. Allowance percentages, or coefficients, based on historic loss rates among these groupings are then applied to determine the allowance for loan losses to be recorded. Our coefficient analysis for the commercial portfolio uses historical data to estimate the default rate assigned to each credit rating. Our rating model was first launched in the beginning of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2007. It was optimized for its use in Greece and validated and calibrated by an internationally recognized and independent advisor. Since then, it is monitored regularly by our Group Risk Management Division, following the Basel II guidelines on monitoring of rating models. The accuracy statistics has shown that the model performs well within the accepted limits, so no change in criteria and weights was necessary. Loss rates are estimated at least annually as at the reporting date.

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

        Under Greek tax regulations, loans cannot be written off until legal remedies for recovery, which can be a very lengthy process, have been exhausted. Similar regulations apply to our subsidiaries outside Greece, however the legal process takes, in general, significantly less time than in Greece. Historical loss amounts are based on recoveries relating both to balances written off and to balances not written off because not all legal actions for recovery have been fully exhausted.

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

        Fair Value—The Group measures the fair market values of its financial instruments in accordance with ASC 820 "Fair Value Measurements and Disclosures", which establishes a framework for measuring fair value and also provides certain disclosure requirements. Also in accordance with ASC 820, the Group categorizes its financial instruments, based on the priority of inputs to the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

valuation technique, into a three-level hierarchy, as discussed below. Trading account assets and liabilities, derivative assets and liabilities, AFS debt and marketable equity securities, and certain other assets are carried at fair value. The Group has also elected to carry certain assets and liabilities at fair value in accordance with ASC 825 "Financial Instruments". ASC 825 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

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

        Insurance operations—Insurance operations include both life and general (property and casualty) insurance underwriting operations. Life insurance underwriting operations include traditional and universal life-type contracts. Traditional basic life insurance policies with regular and single premium mode are accounted for as long-duration and limited-payment contracts respectively. Riders attached to basic life policies distinguished by the ability of the Group to apply premium increases in order to absorb adverse claims experience. Property and Casualty insurance policies are accounted for as short duration contracts and their corresponding liabilities (Unearned premium reserves, Unexpired risk reserve, Outstanding claims reserve and Provision for claims incurred but not reported ("IBNR")) are included in Insurance Reserves in the accompanying Consolidated Balance Sheet. Income from insurance operations and expenses such as insurance claims, reserves movement, commissions and reinsurance premium ceded are included in other non-interest income and expenses, respectively. In particular, premiums from life insurance and mortgage payment insurance plans are included in "Other non-interest income", whereas claims, reserve movement and commissions are included in "Other non-interest expense".

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

        The Group incurs costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts, including commissions and other incremental direct costs of contract acquisition, are capitalized and recognized in other assets. All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred. Deferred acquisition costs are amortized over the terms of the insurance policies.

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

        Examples of a strategic shift that has (or will have) a major effect on the Group's operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of the Group.

        Discontinued operations are presented on the face of the consolidated statement of income and comprehensive income.

Dividend policy

Current provisions applying to the bank under the HFSF recapitalization framework

        Pursuant to the HFSF Law, and in line with the provisions of the Amended Relationship Framework Agreement with the HFSF, the HFSF's representative who sits on the Board of Directors has veto right over decisions regarding the distribution of dividends.

        In line with the provisions of the HFSF Law, for as long as the Bank participates in the recapitalization program under the HFSF Law, as currently applies, distribution of dividends may not exceed 35% of net profits, as these are particularly determined within Greek Law 148/1967, as in force.

        Finally, according to Article 16C of the HFSF Law, as long as the HFSF participates in the capital of credit institutions, these credit institutions are not allowed to purchase own shares without the HFSF's prior approval.

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

Recently adopted accounting pronouncements

        In August 2014, the FASB issued ASU 2014-13 "Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity". The amendments in ASU 2014-13 provide an alternative to Topic 820, Fair Value Measurement, for measuring the financial assets and the financial liabilities of a consolidated collateralized financing entity to eliminate the difference in the fair value of the financial assets of a collateralized financing entity, as determined under U.S. GAAP, when they differ from the fair value of its financial liabilities even when the financial liabilities have recourse only to the financial assets. When the measurement alternative is elected, both the financial assets and the financial liabilities of the collateralized financing entity should be measured using the more observable of the fair value of the financial assets or the fair value of the financial liabilities. The amendments clarify that when the measurement alternative is elected, a reporting entity's consolidated net income (loss) should reflect the reporting entity's own economic interests in the collateralized financing entity, including: (1) changes in the fair value of the beneficial interests retained by the reporting entity, and (2) beneficial interests that represent compensation for services. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The implementation of these amendments by the Group did not have an impact on the Group's financial position, results of operations and disclosures.

        In August 2014, the FASB issued ASU 2014-15 "Presentation of Financial Statements—Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". The amendments in this Update require that in connection with preparing financial statements for each annual and interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The amendments in ASU 2014-15 are intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The implementation of these amendments by the Group did not have an impact on the Group's financial position, results of operations and disclosures.

        In January 2015, the FASB issued ASU No. 2015-01 "Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)". The objective of this Update is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. The implementation of these amendments by the Group did not have an impact on the Group's results of operations and disclosures.

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

        The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may also apply the amendments retrospectively. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position, results of operations and disclosures (see Note 12).

        In April 2015, the FASB issued ASU No. 2015-03—"Interest—Imputation of Interest (Subtopic 835-30)". To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position.

        In April 2015, the FASB issued ASU No. 2015-05—"Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)". The objective of the amendments in this Update is to address the concerns of stakeholders that the lack of guidance about a customer's accounting for fees in a cloud computing arrangement leads to unnecessary cost and complexity when evaluating the accounting for those fees, as well as some diversity in practice. The amendments in this ASU help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. The amendments are effective for public business entities for annual periods, including interim periods

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

within those annual periods, beginning after December 15, 2015. The implementation of these amendments by the Group did not have a significant impact on the Group's financial position, results of operations and disclosures.

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

        In September 2015, the FASB issued ASU 2015-16 "Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments". The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as at the acquisition date. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update are applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. The implementation of these

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amendments by the Group did not have an impact on the Group's financial position, results of operations and disclosures.

  Recently issued accounting pronouncements

        In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)". The guidance in this Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The ASU will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09, as amended by ASU 2015-14 "Deferral of the Effective Date", ASU 2016-08 "Principal versus Agent Considerations (Reporting Revenue Gross versus Net)", ASU 2016-10 "Identifying Performance Obligations and Licensing", ASU 2016-11 "Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting" and ASU 2016-12 "Narrow-Scope Improvements and Practical Expedients" and ASU 2016-20 "Technical Corrections and Improvements", becomes effective on January 1, 2018. Early application is permitted for annual periods beginning after December 15, 2016; however, the Group does not expect to early adopt. The ASU is not applicable to financial instruments and, therefore, is not expected to impact a majority of the Group's revenue, including net interest income. The Group is evaluating the effect that ASU 2014-09 will have on the revenue streams within its scope, including the presentation of certain contract expenses, as well as changes in disclosures required by the new guidance.

        In January 2016, the FASB issued ASU 2016-01 "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in this Update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The ASU permits early adoption of the own credit provision. The Group has not applied these amendments and is currently evaluating the impact of the adoption on the Group's financial position, results of operations and disclosures.

        In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)", which is intended to increase transparency and comparability of accounting for lease transactions. The ASU will require all leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with a modified retrospective transition that will be applied to all prior years presented. Early application of the amendments in this Update is allowed. The Group has not applied these amendments and is currently evaluating the extent of the impact on the Group's financial position, results of operations and disclosures.

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

        In March 2016, the FASB issued ASU 2016-06 "Derivatives and Hedging (Topic 815), Contingent Put and Call Options in Debt Instruments". The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence and it does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Group has not applied these amendments and is currently evaluating the extent of the impact on the Group's financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-07 "Investments—Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting". The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as at the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. No additional disclosures are required at transition. The Group has not applied these amendments but the ASU is not expected to have a material impact on the Group's financial position, results of operations and disclosures.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In March 2016, the FASB issued ASU 2016-09 "Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting". The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is allowed. The Group has not applied these amendments but the ASU is not expected to have an impact on the Group's financial position, results of operations and disclosures.

        In June 2016, the FASB issued ASU 2016-13 "Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments". The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a new accounting model, the Current Expected Credit Losses Model (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The FASB's CECL model utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. For available-for-sale securities where fair value is less than cost, credit-related impairment, if any, will be recognized in an allowance for credit losses and adjusted each period for changes in expected credit risk. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group has not applied these amendments, which represent a significant departure from existing GAAP, and may result in material changes to the Group's accounting for financial instruments. We intend to apply the standard for the annual period beginning on January 1, 2020 and have established a CECL implementation program ("the Program") to ensure a timely and high quality implementation. The Program involves Finance, GRCAD, Management Information and IT Divisions across the Group and is overseen by a Project Steering Committee. The Committee comprises of the Deputy CEO (Chair), Group CFO, Group CRO, Group COO, Group Treasurer, Chief Credit Officer and the General Managers of Retail, Corporate Banking, Corporate Special Assets and International Activities Divisions of the Bank. A full-time Project Management Office (PMO) has been setup and a Project Manager assigned. The Program is divided into work streams, for each of which leading Divisions and workgroup teams have been assigned. The Board Risk Committee, Audit Committee and Board of Directors are regularly updated by the PMO on the status of the Program. The Group is evaluating the impact that the ASU will have on its financial position, results of operations and disclosures, which depends upon the point of time in the economic cycle at the adoption date because of the new requirement to incorporate reasonable and supportable forward looking information and macroeconomic factors.

        In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments". The amendments in this Update provide guidance regarding classification of certain cash receipts and payments where diversity in practice was

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted, including adoption in an interim period. This new accounting guidance will result in some changes in classification in the consolidated statement of cash flows, which the Bank does not expect to be significant, and will not have any impact on its consolidated financial position and results of operations.

        In October 2016, the FASB issued ASU 2016-16 "Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory". The Board decided that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Group has not applied these amendments and has not yet determined their impact on the Group's financial position, results of operations and disclosures.

        In October 2016, the FASB issued ASU 2016-17 "Consolidation (Topic 810), Interests Held through Related Parties That Are under Common Control". The amendments in this Update change the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group has not applied these amendments but the ASU is not expected to have an impact on the Group's financial position, results of operations and disclosures.

        In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230), Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Group has not applied these amendments but the ASU is not expected to have a material impact on the Group's statement of cash flows and disclosures.

        In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this Update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendments in this Update narrow the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the set is not scoped out from the quantitative screen, the entity then evaluates whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The ASU will be applied prospectively, with early adoption permitted. The impact of the ASU will depend upon the acquisition and disposal activities of the Group. If fewer transactions qualify as a business, there could be less initial recognition of goodwill, but also less goodwill allocated to disposals.

        In March 2017, the FASB issued ASU 2017-07, "Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost" (ASU 2017-07), an update to ASC Topic 715—Compensation—Retirement Benefits. The amendments in ASU 2017-07 require that the service cost component of the net periodic benefit cost be presented in the same income statement line item(s) as other employee compensation costs arising from services rendered during the period. Other components of the net periodic benefit cost should be reported separately from the line item(s) that includes the service cost and outside of any subtotal of operating income. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2017-07 on the Group's financial position, results of operations and cash flows.

        In March 2017, the FASB issued ASU 2017-08, "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities". The amendments in ASU 2017-08 shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption is permitted. The Group has not applied these amendments but the ASU is not expected to have an impact on the Group's financial position and results of operations.

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED

  a)
  On January 20, 2017, following the decision of Ethniki Hellenic General Insurance S.A. ("EH") Board of Directors on January 13, 2017, the Group's subsidiary National Insurance Brokers S.A. was disposed of for a consideration of EUR 1 million.

  b)
  On December 21, 2016, NBG Pangaea REIC acquired the 100% of the share capital of the company KAROLOY S.A. for a total consideration of EUR 4 million.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  c)
  On October 27, 2016, the Bank disposed of its stake in Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. to Apollo Investment Hold Co SARL. The consideration was EUR 299 million.

Gain on disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.	(EUR in millions)
Total cash consideration	299
Less: Costs to sell	(8)
Carrying value of non controlling interest	97

388

Less: Subsidiaries book value (of which EUR 15 million goodwill)	(185)

Gain on sale	203

        The gain on disposal is included in the line of Income Statement "Other non-interest income"

  d)
  On September 30, 2016, the Group disposed of its interests in 11 Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was EUR 288 million.

Gain on disposal of NBGI Private Equity Funds	(EUR in millions)
Total cash consideration	288
Less: Costs to sell	(14)
Carrying value of non controlling interest	(1)

273

Less: Subsidiary's net book value	(269)
Cumulative exchange gain in respect of the net assets of NBGI PE Funds reclassified from equity to profit or loss	35

Gain on sale	39

        The gain on disposal is included in the line of Income Statement "Other non-interest income"

  e)
  On June 16, 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly-owned subsidiary. The capital contributed amounted to EUR 102 thousand.

  f)
  On June 15, 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. ("QNB"). The consideration was EUR 2,750 million. The transaction includes the transfer of NBG's 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

    EUR 828 million (USD 910 million) of subordinated debt that NBG had extended to Finansbank.

Loss on disposal of Finansbank	(EUR in millions)
Total cash consideration	2,750
Less: Costs to sell	(26)
Carrying value of non controlling interest	10

2,734

Less: Subsidiary's book value	232
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(3,168)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	115
Cumulative loss of pension liability of Finansbank reclassified from equity to profit or loss	(18)

Loss on disposal	(105)

        The loss on disposal is included in the line of income statement "Loss from discontinued operations".

  g)
  On January 4, 2016, the disposal of the group's joint venture company UBB-AIG Insurance Company AD was completed for a consideration of EUR 2 million.

  h)
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

  i)
  Following the preliminary agreement dated September 30, 2014 with "Sterling Properties Bulgaria EOOD", member of the Marinopoulos S.A. Group, NBG Pangaea REIC, on February 27, 2015, acquired 100.00% of the share capital of the newly established company "PLAZA WEST A.D.", which owns approximately 9,000 m2 of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price (as determined by an independent appraiser) amounted to EUR 11 million. As certain terms of the Agreement were not met by the Seller by September 30, 2015, Pangaea proceeded with the unwinding of the acquisition, as provided for in the Agreement, for a total consideration of EUR 12 million (i.e. the initial consideration EUR 11 million plus compensation of EUR 1 million). The amount of EUR 12 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers. In relation to the properties in Cyprus, their acquisition was concluded in April 2017.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

  j)
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

  k)
  On September 23, 2014 NBG disposed of its 100.00% subsidiary "ANTHOS PROPERTIES" S.A.

  l)
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

  m)
  On April 24, 2014, the dissolution of our 100.00% subsidiary, CPT Investments Ltd was completed.

  n)
  On April 24, 2014 the Bank disposed of its participation (35.00%) in the equity method investment "AKTOR FACILITY MANAGEMENT S.A." for a consideration of EUR 1 million.

  o)
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

Picasso	March 20, 2014
(EUR in millions)
ASSETS
Due from banks	1
Premises	76
Other assets	2

Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2

Total liabilities	40

Negative goodwill	39

Source: Unaudited Financial Information

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS, DISPOSALS AND NEW ENTITIES ESTABLISHED (Continued)

	2014	2015	2016
	(EUR in milions)
Net income / (loss) attributable to NBG shareholders	(2,477)	(8,464)	(300)

Transfers (to) / from the non-controlling interest
Decrease in NBG's paid-in-capital for purchase of 5.00% of Finansbank	(46)	—	—
Increase / (decrease) in NBG's paid-in-capital due to minor changes in participations in other subsidiaries	—	4	—

Net transfers to / from non-controlling interest	(46)	4	—

Change from net income attributable to NBG shareholders and transfers (to) / from non-controlling interest	(2,523)	(8,460)	(300)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2015	2016
	(EUR in millions)
Current accounts with banks	349	163
Cash and similar items	772	644
Current account with central bank	4	14
Other	2	1

Total	1,127	822

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits with the Central Bank equal to 1% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB at 0.00% as at December 31, 2016 while the corresponding deposits of certain other subsidiaries are non-interest bearing.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has not sold or re-pledged as at December 31, 2015 and 2016 any of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2015	2016
	(EUR in millions)
Placements in EUR	1,815	1,840
Placements in other currencies	572	362

Total	2,387	2,202

Maturity analysis:
Up to 3 months	2,049	1,866
From 3 months to 1 year	8	7
Over 1 year	330	329

Total	2,387	2,202

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2015	2016
	(EUR in millions)
Debt securities issued by other governments and public sector entities	151	269
Greek treasury bills	1,858	1,492
Foreign treasury bills	85	65
Debt securities issued by foreign financial institutions	13	8
Corporate debt securities issued by Greek companies	38	23
Equity securities issued by Greek companies	6	14
Equity securities issued by foreign companies	6	—
Mutual fund units	8	8

Total	2,165	1,879

        Net unrealized losses on trading assets (debt and equity) of EUR (15) million, EUR (5) million and EUR (2) million were included in net trading loss 2014, 2015 and 2016 respectively.

        Trading assets include securities that are pledged as collateral of EUR 1,083 million and EUR 1,249 million as at December 31, 2015 and 2016, respectively.

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

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts at December 31, 2015 and 2016 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held or posted.

Derivative Assets(1)

	2015		2016
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	Restated(2)		(EUR in millions)
	(EUR in millions)
Cross currency interest rate swaps	466	28	432	27
Financial futures	74	—	251	10
Foreign exchange swaps	717	8	868	14
Forward rate agreements	3	—	2	—
Interest rate swaps	18,192	3,859	16,223	4,235
Options	5,330	81	6,007	96
Outright foreign exchange forwards	390	83	394	93
Other	3,249	14	3,224	7

Total	28,421	4,073	27,401	4,482

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Derivative Liabilities(1)

	2015		2016
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	Restated(2)		(EUR in millions)
	(EUR in millions)
Cross currency interest rate swaps	2,704	214	1,739	132
Financial futures	136	1	573	5
Foreign exchange swaps	537	18	681	8
Forward rate agreements	2	—	1	—
Interest rate swaps	19,563	4,349	18,791	4,773
Options	2,991	138	3,043	160
Outright foreign exchange forwards	575	86	612	84
Credit Derivatives	323	2	347	2
Other	7	—	25	7

Total	26,838	4,808	25,812	5,171

(1)
Includes both long and short derivative positions.

(2)
Please see Note 43 for information regarding the restatement

        Credit derivative liabilities at December 31, 2015 and December 31, 2016 relate to a guarantee for the non-payment risk of the Hellenic Republic.

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading gain / (loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2014, 2015 and 2016 and are analyzed as follows:

	2014	2015	2016
	Net gain/(losses)	Net gain/(losses)	Net gain/(losses)
	(EUR in millions)
Interest rate and foreign exchange contracts	(939)	177	(322)
Financial futures	(37)	(9)	(17)
Options	(47)	(1)	(4)
Other	(22)	(7)	(13)

Total	(1,045)	160	(356)

        Net gain / (losses) on derivative instruments include bilateral CVA gains of EUR 51 million, EUR 122 million and EUR 48 million for 2014, 2015 and 2016 respectively.

        Occasionally, the Group uses credit derivatives such as Credit Default Swaps ("CDS") and total return swaps in managing risks of the Group's bond portfolio and other cash instruments. CDS contracts are governed by standard International Swaps and Derivatives Association, Inc. ("ISDA")

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of the reference entity to meeting contractual obligations and debt restructuring of the reference entity. These triggers also apply to credit default protection sold. The Group uses credit derivatives to mitigate borrower-specific exposure as part of the Group's portfolio risk management techniques. The credit, legal and other risks associated with these transactions are controlled through established procedures. The Group's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Group has credit exposure. As at December 31, 2015 and 2016, the potential maximum loss for the credit contracts sold amounted to EUR 481 million and EUR 403 million respectively against which the Group held cash collateral equal to NIL and NIL respectively. This potential loss derives exclusively from surrendering of the collateral and the holder is not entitled to claim from the Group any amount exceeding the carrying value of the collateral as of the date that the contract is triggered for payment. Credit contracts sold comprise solely of a written guarantee of EUR 323 million and EUR 322 million as at December 31, 2015 and 2016 respectively, with respect to the non-payment risk of the Hellenic Republic. The management of the Bank believes the probability of the respective contract on which the Group provides protection will default is remote. As at December 31, 2016, the fair value of the respective derivative liability amounted to EUR 2 million with a remaining time to maturity of around 23 years.

        As at December 31, 2015 and 2016, "Other" under derivative assets includes a warrant instrument linked to Greek GDP that was received in the context of the PSI. The fair value of the respective instrument at December 31, 2015 and 2016, amounted to EUR 12 million and EUR 7 million and corresponded to an outstanding notional amount of EUR 3.0 billion and EUR 3.0 billion respectively. The holders of the specific instrument are not entitled to receive principal whereas any payments, made on October 15 of every year, starting from 2015 with the final payment date in 2042, are contingent upon and determined on the basis of the performance of the GDP of the Hellenic Republic. Payments cannot exceed 1% of the notional held for any reference date.

        Cash inflows and outflows related to derivative instruments are included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2014, 2015, and 2016.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2014, 2015 and 2016 amounted to a cumulative gain of EUR 79 million, EUR 201 million and EUR 249 million, respectively. The

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, apart from the Hellenic Republic, Credit Support Annexes (CSAs) have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2015 and at December 31, 2016, the Group held cash and securities collateral of EUR 518 million and EUR 633 million and posted cash and securities collateral of EUR 1,369 million and EUR 1,182 million in the normal course of business under derivative agreements. In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2016, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin basis, the additional amount that would be required to settle the position approximates a two day change in the mark to market of the instrument which as at December 31, 2015 and 2016, amounted to EUR 14 million and EUR 10 million, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	746	92	(6)	832
Debt securities issued by other governments and public sector entities	3,638	66	(1)	3,703
Greek treasury bills	471	—	(1)	470
Foreign treasury bills	221	—	—	221
Debt securities issued by companies incorporated in Greece	143	1	(5)	139
Debt securities issued by companies incorporated outside Greece	205	11	(7)	209
Equity securities issued by companies incorporated in Greece	57	8	(5)	60
Equity securities issued by companies incorporated outside Greece	7	33	—	40
Mutual Fund units	278	9	(3)	284

Total available-for-sale securities	5,766	220	(28)	5,958

	2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	878	195	(2)	1,071
Debt securities issued by other governments and public sector entities	9,651	209	(9)	9,851
Greek treasury bills	516	—	—	516
Foreign treasury bills	243	—	—	243
Debt securities issued by companies incorporated in Greece	186	5	(1)	190
Debt securities issued by companies incorporated outside Greece	206	13	(3)	216
Equity securities issued by companies incorporated in Greece	43	16	(2)	57
Equity securities issued by companies incorporated outside Greece	11	12	—	23
Mutual Fund units	279	11	(2)	288

Total available-for-sale securities	12,013	461	(19)	12,455

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        Debt securities issued by other governments and public sector entities have increased by approximately EUR 6.1 billion as at December 31, 2016, mainly due to tainting of the Group's held-to-maturity portfolio and transfer of the respective securities to the available-for-sale portfolio.

        As at December 31, 2015 the Group's Held-to-maturity portfolio included EUR 9,060 million EFSF bonds received from the HFSF for the Bank's recapitalization in June 2013. The Bank was not allowed to sell these bonds, but the Bank was allowed to use them as collateral for repo financing from the Eurosystem or other market counterparties. Since April 14, 2016, the EFSF has allowed the Bank to sell the EFSF bonds to the members of the Eurosystem in the context of the Public Sector Asset Purchase Programme established by ECB Governing Council Decision 2015/774 on a secondary markets public sector asset purchase programme (the "PSPP") and strictly in accordance with the conditions applicable to the PSPP as amended by the ECB Governing Council decision of March 10, 2016, including but not limited to issue and issuer share limit applicable to EFSF. Following this decision by the EFSF on April 14, 2016 the Bank has decided to re-assess its intention to hold these bonds until maturity and concluded that these bonds do not meet the definition of Held to Maturity as the intention changed within 2016. The Bank, from April 14, 2016 until December 31, 2016, sold to members of the Eurosystem EFSF bonds of nominal amount EUR 3,249 million, and realized a total gain of EUR 65 million recorded in Net realized gains/(losses) on sales of available-for-sale securities. Further in January 2017, the Bank sold an additional amount of EUR 325 million realizing a gain of EUR 5 million. As a result the Group's held-to-maturity portfolio is tainted from April 14, 2016 onwards, and any held-to-maturity investments have been reclassified to available-for-sale portfolio.

        On December 5, 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017 . These measures include, among others, a prospective bond exchange of floating rate notes used for Greek banks' recapitalization for fixed-rate notes with much longer maturities which has been approved with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Greek State. This exchange will be effected at the bonds' carrying amount as per the Bank's statutory IFRS accounts. In this context, up to May 4, 2017, the Bank participated in the Bond Exchange Program with nominal EUR 3,017 million. The outstanding amount of notes eligible for this program is EUR 5,027 million as at May 4, 2017.

        As at December 31, 2015 and 2016 the Group held EUR 18 million and EUR 4 million of US Federal debt securities.

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

	2015
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Greek government bonds	—	—	108	(6)	108	(6)
Debt securities issued by other governments and public sector entities	38	(1)	37	—	75	(1)
Greek treasury bills	410	(1)	—	—	410	(1)
Debt securities issued by companies incorporated in Greece	37	—	77	(5)	114	(5)
Debt securities issued by companies incorporated outside Greece	—	—	33	(7)	33	(7)
Equity securities issued by companies incorporated in Greece	20	(4)	—	—	20	(4)
Equity securities issued by companies incorporated outside Greece	1	—	—	—	1	—
Mutual Fund units	73	(2)	32	(1)	105	(3)

Total available-for-sale securities	579	(8)	287	(19)	866	(27)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2016. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Greek government bonds	10	—	54	(2)	64	(2)
Debt securities issued by other governments and public sector entities	182	(7)	73	(2)	255	(9)
Greek treasury bills	309	—	—	—	309	—
Foreign treasury bills	51	—	—	—	51	—
Debt securities issued by companies incorporated in Greece	25	—	7	(1)	32	(1)
Debt securities issued by companies incorporated outside Greece	20	—	13	(3)	33	(3)
Equity securities issued by companies incorporated in Greece	7	(2)	1	—	8	(2)
Equity securities issued by companies incorporated outside Greece	1	—	—	—	1	—
Mutual Fund units	9	—	52	(2)	61	(2)

Total available-for-sale securities	614	(9)	200	(10)	814	(19)

        The scheduled maturities of available-for-sale securities at December 31, 2015 and 2016 were as follows:

	2015		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)		(EUR in millions)
Due in one year or less	842	842	2,633	2,638
Due from one to five years	3,827	3,841	6,262	6,351
Due from five to ten years	284	308	2,111	2,232
Due after ten years	470	582	674	866

Total debt securities	5,423	5,573	11,680	12,087
Equity securities and mutual fund units	343	385	333	368

Total	5,766	5,958	12,013	12,455

        Available for sale securities include securities that are pledged as collateral of EUR 3,349 million and EUR 9,354 as at December 31, 2015 and 2016, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The following tables present the net gains / (losses) on available-for-sale securities and OTTI on available-for-sale and held-to-maturity securities for 2014, 2015 and 2016.

	2014	2015	2016
	(EUR in millions)
Gross realized gains on sales of available for sale securities
Greek government bonds	17	1	4
Debt securities issued by other governments and public sector entities	10	6	75
Corporate debt securities	14	8	2
Equity securities	30	6	29
Mutual fund units	39	6	5

Total gross realized gains on sales of available for sale securities	110	27	115

Gross realized losses on sales of available for sale securities
Greek government bonds	(8)	(12)	(3)
Debt securities issued by other governments and public sector entities	(3)	(3)	(2)
Corporate debt securities	—	(2)	(5)
Equity securities	(3)	(8)	(3)
Mutual fund units	(1)	(1)	—

Total gross realized losses on sales of available for sale securities	(15)	(26)	(13)

Net realized gains / (losses) on sales of available for sale securities	95	1	102

Other-Than-Temporary-Impairment
OTTI of Greek government bonds	—	(23)	—
Equity securities	—	(4)	(3)
Mutual fund units	(5)	(4)	—

Total Other-Than-Temporary-Impairment	(5)	(31)	(3)

Net gains / (losses) on available for sale and held to maturity securities	90	(30)	99

        The gain from debt securities issued by other governments and public sector entities in 2016 includes EUR 65 million relating to EFSF bond sold during 2016. The gain from equity securities in 2016 includes EUR 26 million relating to the exchange of VISA Europe shares for VISA Inc shares in the context of the acquisition of the former by the latter.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Held-to-maturity securities

        The amortized cost of held-to-maturity securities and their fair values at December 31, 2015, comprised:

	2015
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized (Losses)	Fair Value
	(EUR in millions)
Held-to-maturity securities
Greek government bonds	78	69	—	147
Debt securities issued by other governments and public entities	9,129	235	—	9,364
Foreign treasury bills	85	—	—	85

Total held-to-maturity securities	9,292	304	—	9,596

        Held-to-maturity Debt securities issued by other governments and public entities, as at December 31, 2015 include EUR 9,060 million EFSF bonds received from the HFSF for the Bank's recapitalization in June 2013 and to cover the funding gap from the acquisition of FBB (see Note 4).

        As at December 31, 2015, the Group did not hold any US Federal debt securities.

        There are no unrecognized losses of held-to-maturity securities as at December 31, 2015 and 2016.

        The scheduled maturities of held-to-maturity securities at December 31, 2015 were as follows:

	2015
	Amortized Cost	Fair Value
	(EUR in millions)
Due in one year or less	85	85
Due from one to five years	4,539	4,593
Due from five to ten years	4,604	4,796
Due after ten years	64	122

Total	9,292	9,596

        Held to maturity securities include securities that are pledged as collateral of EUR 9,060 million as at December 31, 2015.

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

Impairment of available for sale and held to maturity securities

        During 2014, 2015 and 2016, the Group recognized OTTI charges for its available-for-sale and held-to-maturity securities of EUR 5 million, EUR 32 million and EUR 3 million respectively.

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2014	2015	2016
	Continuing Operations	Continuing Operations
	(EUR in millions)
Equity method investments	70	26	6
Revenue	127	55	54
Gross profit	31	11	10
Net earnings /(loss)	(7)	4	—
Group's equity in net earnings	5	2	1
Balance Sheet data as at December 31
Current assets	90	57	37
Non-current assets	210	34	38
Current liabilities	28	12	11
Non-current liabilities	187	35	34
Net assets	85	44	30
Group's equity in net assets	36	26	7

        From January 1, 2016 NBG Funding Ltd is consolidated as 100% subsidiary due to the adoption of ASU 2015-02. The Group adopted the modified retrospective approach but due to the fact that in the previous periods NBG Funding Ltd was incorporated as a 100% equity method investment there was no impact to equity as of the beginning of the current period.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2015 and 2016 comprised:

	2015			2016
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)
Consumer:
Residential mortgages	16,664	1,070	17,734	15,951	1,054	17,005
Credit card	1,244	83	1,327	953	86	1,039
Auto financing	64	4	68	50	2	52
Other consumer	4,095	896	4,991	3,668	906	4,574

Total consumer	22,067	2,053	24,120	20,622	2,048	22,670

Commercial:
Industry and mining	5,564	441	6,005	4,941	419	5,360
Small scale industry	1,765	150	1,915	1,619	225	1,844
Trade	7,559	631	8,190	7,367	658	8,025
Construction	1,061	644	1,705	1,028	530	1,558
Tourism	451	68	519	813	68	881
Shipping and transportation	2,557	179	2,736	2,488	176	2,664
Commercial mortgages	759	176	935	747	172	919
Public sector	5,218	93	5,311	5,024	84	5,108
Other	574	296	870	636	210	846

Total commercial	25,508	2,678	28,186	24,663	2,542	27,205

Total loans	47,575	4,731	52,306	45,285	4,590	49,875
Unearned income	(80)	(7)	(87)	(68)	(7)	(75)

Loans, net of unearned income	47,495	4,724	52,219	45,217	4,583	49,800
Less: Allowance for loan losses	(10,799)	(499)	(11,298)	(9,913)	(488)	(10,401)

Net Loans	36,696	4,225	40,921	35,304	4,095	39,399

        Included in the above table are loans for lease financing amounting to EUR 742 million and EUR 766 million in 2015 and 2016 respectively.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2015 and 2016:

	December 31, 2015
							Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	618	5,444	6,062	10,602	—	16,664	159	8,246
Credit card	20	705	725	519	—	1,244	50	655
Other consumer	121	2,425	2,546	1,613	—	4,159	—	3,172
Small business loans	46	2,368	2,414	1,443	—	3,857	—	2,623
Other commercial loans	910	4,117	5,027	16,624	—	21,651	34	4,951

Total Greek loans	1,715	15,059	16,774	30,801	—	47,575	243	19,647

Foreign
Residential mortgages	54	89	143	927	—	1,070	—	111
Credit card	1	8	9	74	—	83	—	8
Other consumer	27	119	146	754	—	900	1	124
Small business loans	14	39	53	164	—	217	—	52
Other commercial loans	58	674	732	1,729	—	2,461	1	807

Total Foreign loans	154	929	1,083	3,648	—	4,731	2	1,102

Total loans	1,869	15,988	17,857	34,449	—	52,306	245	20,749

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2016
							Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	485	5,120	5,605	10,346	—	15,951	92	8,358
Credit card	11	449	460	493	—	953	53	396
Other consumer	88	1,988	2,076	1,642	—	3,718	—	2,757
Small business loans	46	2,288	2,334	1,317	—	3,651	—	2,582
Other commercial loans	567	3,929	4,496	16,516	—	21,012	5	5,195

Total Greek loans	1,197	13,774	14,971	30,314	—	45,285	150	19,288

Foreign
Residential mortgages	50	89	139	915	—	1,054	—	106
Credit card	1	8	9	77	—	86	—	8
Other consumer	25	89	114	794	—	908	1	93
Small business loans	17	33	50	187	—	237	—	42
Other commercial loans	58	727	785	1,520	—	2,305	7	795

Total Foreign loans	151	946	1,097	3,493	—	4,590	8	1,044

Total loans	1,348	14,720	16,068	33,807	—	49,875	158	20,332

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2015 and 2016:

	December 31, 2015			December 31, 2016
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in millions)			(EUR in millions)
Greek
Satisfactory	659	12,884	13,543	624	12,251	12,875
Watchlist	837	4,269	5,106	722	2,520	3,242
Substandard	2,361	4,498	6,859	2,305	6,241	8,546

	3,857	21,651	25,508	3,651	21,012	24,663

Foreign
Satisfactory	153	1,361	1,514	181	1,222	1,403
Watchlist	23	575	598	21	284	305
Substandard	41	525	566	35	799	834

	217	2,461	2,678	237	2,305	2,542

Total	4,074	24,112	28,186	3,888	23,317	27,205

Impaired loans

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans also include loans whose terms have been modified in troubled debt restructuring.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the years ended December 31, 2015 and 2016:

	At and for the year ended December 31, 2015
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	1,553	—	1,078	24	24
Other consumer loans	368	—	298	13	13
Small business loans	171	—	192	2	2
Other commercial loans	422	—	412	6	6
With related allowance:
Residential mortgages	7,384	(1,869)	7,046	95	84
Credit cards	705	(673)	717	—	—
Other consumer loans	2,774	(2,243)	2,719	68	59
Small business loans	2,532	(1,675)	2,439	15	10
Other commercial loans	6,447	(4,111)	5,366	111	68

Total Greek impaired loans	22,356	(10,571)	20,267	334	266

Foreign
With no related allowance:
Residential mortgages	2	—	3	—	—
Credit cards	3	—	3	—	—
Other consumer loans	25	—	25	—	—
Other commercial loans	65	—	79	—	—
With related allowance:
Residential mortgages	197	(25)	182	7	—
Credit cards	5	(6)	5	—	—
Other consumer loans	120	(91)	68	—	1
Small business loans	58	(25)	55	1	—
Other commercial loans	925	(352)	793	—	1

Total Foreign impaired loans	1,400	(499)	1,213	8	2

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2016
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	2,708	—	2,130	38	37
Other consumer loans	613	—	492	21	20
Small business loans	119	—	145	2	2
Other commercial loans	696	—	559	14	14
With related allowance:
Residential mortgages	6,064	(2,112)	6,724	62	59
Credit cards	449	(434)	577	—	—
Other consumer loans	2,208	(1,837)	2,488	53	47
Small business loans	2,495	(1,721)	2,482	21	15
Other commercial loans	6,064	(3,618)	5,932	111	85

Total Greek impaired loans	21,416	(9,722)	21,529	322	279

Foreign
With no related allowance:
Residential mortgages	3	—	—	—	—
Other consumer loans	1	—	—	—	—
Other commercial loans	74	—	81	—	—
With related allowance:
Residential mortgages	202	(25)	64	—	—
Credit cards	8	(6)	7	—	—
Other consumer loans	116	(62)	73	—	2
Small business loans	55	(25)	56	—	—
Other commercial loans	797	(355)	629	—	—

Total Foreign impaired loans	1,256	(473)	910	—	2

	2014	2015	2016
	(EUR in millions)
Average recorded investment in impaired loans	19,290	21,480	22,439
Interest income recognized on a cash basis	113	268	281

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended, December 31, 2015 and 2016:

	2015	2016
	(EUR in millions)
Opening balance as of January 1,	20,127	23,756
Impaired loans in the period	5,517	1,528
Loans transferred to non-impaired status	(1,132)	(446)
Impaired loans paid-off	(563)	(745)
Sale of impaired loans	(1)	(6)
Impaired loans written-off	(178)	(1,415)
Foreign exchange differences	(14)	—

Closing balance as of December 31,	23,756	22,672

Purchased Credit-Impaired Loans ("PCI loans")

        PCI loans are acquired loans with evidence of credit quality deterioration since origination for which it is probable at purchase date that NBG will be unable to collect all contractually required payments. The following table provides details on PCI loans acquired in connection with the May 10, 2013 and July 26, 2013 acquisition of FBB and Probank respectively.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2015	139
Accretion	(25)

Accretable yield December 31, 2015	114

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2016	114
Accretion	(25)

Accretable yield December 31, 2016	89

Troubled Debt Restructurings

        Modifications are considered TDRs if, for economic or legal reasons related to the debtor's financial difficulties, a concession is granted to the customer that the Group would not otherwise consider. The concession granted typically involves a modification of terms such as the modification of the stated interest lower than the current market rate for a new loan with similar risk, or forgiveness of principal of the loan, or forgiveness of interest accrued off balance sheet or the extension of maturity.

        TDR balances presented in the disclosures "financing receivables modified as troubled debt restructuring during the period" and "troubled debt restructurings by modification programs" for 2016 have decreased in comparison to 2015, as a consequence of the stabilization of the quality of our portfolio in 2016 and the focus to propose more efficient long term restructuring products to its customers.

        Forbearance programs applied in the Consumer segment (mortgages, consumer loans, credit cards) mainly comprise of extension of the loan term combined with a reduction of the installment either through fractional payment scheme of up to 36 months, which, upon expiry, may be extended for another 36 months, whereby the customer pays a proportion, ranging from 10%(in very rare occasions) to 70% of the installment due, or through an interest only payment period of a maximum of 24 months, which, upon expiry, may be extended for another 24 months under certain conditions.

        Specifically, for consumer loans the interest rate on the new loan may be reduced and/or the duration may be extended if the customers are willing and able to secure their consumer loan and credit card debt with real estate property or provide a down payment.

        In addition, Split & Freeze is a new split-balance type of restructuring product offered both for mortgage loans and secured consumer loans. An amount of 20%-60% (according to the borrower' s affordability) of the balance to be restructured remains frozen for 10 years.

        For SBL customers, the restructuring product generally includes the granting of a grace period of up to 24 months during which the customer pays only interest, the extension of the maturity of the loan

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

up to 20 years and the option to the customer to make a down payment, which if the loan is repaid in accordance with the restructured terms will be returned as a discount or the application of lower interest rate in case the customer provides new collaterals. In addition, restructuring over restructuring ("R O R") programs are addressed to those customers having difficulty in servicing their restructured loans.

        Furthermore, forbearance programs applied in SBL loans also comprise of extension of loan maturity combined with reduction of installment through fractional payment scheme of up to 36 months, which, upon expiry, may be extended for another 36 months, whereby the customer pays a proportion, ranging from 30% to 70% of the installment due.

        An additional product offered for SBL loans is the Fast Capital Repayment. It offers a 5-year grace period, whereby the capital is paid on a monthly or quarterly basis with possibility of fractional payment ranging from 30% to 70% according to the borrower's affordability. The interest is calculated semiannually and is forgiven up to 100% if the customer remains current in his capital installment payments. Those programs also offer a reduction on the off-balance sheet interest.

        Troubled debt restructuring programs are also offered to corporate customers who have been affected by the current market conditions. The types of modification are usually a mix of new amortization schedule tailored to current conditions and the customer's projected cash flow, the extension or not of tenor, depending on the customer and its needs, as well as shift from short- term to long-term financing.

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

        Allowance for loan loss for TDR Commercial loans is usually calculated on an individual basis for customers with significant exposures based on the present value of expected cash flows discounted at the loan's original effective interest rate, or based on the fair value of the collateral, less costs to sell, if those are collateral dependent loans. For TDR Commercial customers that do not satisfy the quantified criterion for individual assessment (that is, the individually non significant customers), allowance for loan loss is calculated through our coefficient or homogeneous analysis using the probability of default corresponding to their internal credit rating.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The trends of re default are closely monitored and analyzed in order to identify the drivers for the re defaults. In addition, trends of re default are considered when calculating the appropriate level of the allowance for loan loss by adjusting the probabilities of default relating to both Consumer and Commercial TDR loans.

        The following table discloses financing receivables modified as troubled debt restructurings during the reporting period ended December 31, 2014 , 2015 and 2016.

	December 31, 2014			December 31, 2015			December 31, 2016
Greek	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in millions			EUR in millions			EUR in millions
Residential mortgages	1,451	(66)	11	1,633	(127)	20	1,185	(115)	17
Other consumer	300	(49)	7	342	(62)	17	320	(72)	14
Small business loans	352	(89)	11	263	(60)	1	243	(66)	8
Other commercial loans	349	(77)	8	1,413	(685)	22	1,405	(611)	47

Total Greek TDR loans	2,452	(281)	37	3,651	(934)	60	3,153	(864)	86

	December 31, 2014			December 31, 2015			December 31, 2016
Foreign	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	EUR in millions			EUR in millions			EUR in millions
Residential mortgages	25	—	—	29	(1)	—	29	(3)	—
Other consumer	6	—	—	7	(1)	—	6	(2)	—
Small business loans	12	(2)	—	18	(3)	—	10	(2)	—
Other commercial loans	145	(3)	2	169	(13)	6	171	(32)	14

Total foreign TDR loans	188	(5)	2	223	(18)	6	216	(39)	14

        The following table discloses financing receivables modified in a TDR which became delinquent thirty days or greater during the reporting period and for which payment default occurred within 12 months after the modification.

	December 31, 2014		December 31, 2015		December 31, 2016
	Greek	Foreign	Greek	Foreign	Greek	Foreign
	EUR in millions		EUR in millions		EUR in millions
Residential mortgages	896	1	836	1	607	1
Other consumer	263	—	139	—	165	—
Small business loans	56	5	230	12	172	5
Other commercial loans	67	41	983	13	1,091	13

Total loans	1,282	47	2,188	26	2,035	19

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

        The following table discloses financing receivables modified as troubled debt restructurings by modification programs as at December 31, 2014, 2015 and 2016.

	December 31,
	2014	2015	2016
Payment modification	3,981	6,470	6,027
Combination modification	2,399	1,056	967
Term modification	1,348	2,111	3,459
Interest only modification	565	1,178	1,044
Other	163	660	692

Total	8,456	11,475	12,189

        The following table discloses the ageing of financing receivables modified as troubled debt restructurings at December 31, 2014, 2015 and 2016.

	December 31,
	2014	2015	2016
Current Loans(1)	4,262	5,828	6,536
Past due 31-90 days	519	920	731
Past due greater than 90 days	3,675	4,727	4,922

Total	8,456	11,475	12,189

(1)
Loans less than 30 days past due are included in current loans.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses

        An analysis of the change in the allowance for loan losses by portfolio segment for the years ended December 31, follows:

	2014			2015			2016
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in millions)
Balance at beginning of year	3,445	3,207	6,652	4,027	4,220	8,247	5,011	6,287	11,298
Provision for loan losses	623	1,144	1,767	1,031	2,187	3,218	106	445	551
Provision for loans eligible to PSI	—	—	—	—	—	—	—	—	—
Write-offs	(45)	(88)	(133)	(53)	(126)	(179)	(758)	(689)	(1,447)
Recoveries	5	4	9	5	3	8	4	1	5

Net Write-offs	(40)	(84)	(124)	(48)	(123)	(171)	(754)	(688)	(1,442)
Sale of impaired loans	—	(25)	(25)	—	—	—	—	(1)	(1)
Translation differences	(1)	(22)	(23)	1	3	4	(11)	6	(5)

Allowance at end of year	4,027	4,220	8,247	5,011	6,287	11,298	4,352	6,049	10,401

        The Group's exposure to the Hellenic Republic comprises of a loan granted to the Hellenic Republic, loans to Hellenic Republic public sector entities, loans guaranteed by the Hellenic Republic and loans to corporate and individuals guaranteed by the Hellenic Republic.

        Exposure to the Hellenic Republic and its related allowance at December 31,2015, and 2016 are as follows:

	December 31, 2015		December 31, 2016
	Total loans	Allowance for loan losses	Total loans	Allowance for loan losses
	(EUR in millions)		(EUR in millions)
Loan to Hellenic Republic	4,651	—	4,512	—
Loans to public sector entities	597	(108)	503	(86)
Corporate and Small Business loans	557	—	455	—
Mortgage loans	1,072	—	937	—

Total loans	6,877	(108)	6,407	(86)
Other assets	581	(60)	625	—

Total Exposure to Hellenic Republic	7,458	(168)	7,032	(86)

        With regards to the above exposure the Group has consistently applied its provisioning policy and has recognized allowance for loan losses, where deemed appropriate. As at December 31, 2016, the Group considered (a) the fact that no specific loss event in relation to the Hellenic Republic had occurred, (b) the fact that Hellenic Republic serviced the aforementioned exposures, and concluded that the exposure to Hellenic Republic did not qualify for impairment assessment.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Allowance for loan losses by portfolio segment

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2015.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	4,887	5,912	10,799
for impaired loans	4,786	5,785	10,571
for non-impaired loans	101	127	228
Impaired loans	12,784	9,572	22,356
Non-impaired loans	9,283	15,935	25,218
Foreign
Allowance for loan losses at year end of which:	124	375	499
for impaired loans	122	375	497
for non-impaired loans	2	—	2
Impaired loans	353	1,047	1,400
Non-impaired loans	1,700	1,631	3,331

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2016.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	4,251	5,662	9,913
for impaired loans	4,210	5,512	9,722
for non-impaired loans	41	150	191
Impaired loans	12,042	9,374	21,416
Non-impaired loans	8,580	15,289	23,869
Foreign
Allowance for loan losses at year end of which:	101	387	488
for impaired loans	93	380	473
for non-impaired loans	8	7	15
Impaired loans	330	926	1,256
Non-impaired loans	1,718	1,616	3,334

  Allowance for loan losses by portfolio segment and methodology

        As discussed in Note 3 our methodology for estimating the allowance for loan losses has three primary components: specific allowances, coefficient analysis and homogeneous analysis, while the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

methodologies applied by our foreign subsidiaries and branches are similar to those employed by the Group for loans in Greece.

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

        As at December 31, 2016, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume of past-due and non-accruing loans:

        The volume of past due and non-accruing loans in 2016 automatically fed into the calculation of the allowance for loan losses by: (a) less increasing the underlying pools before write-offs on which we calculate a significant portion of the total loss allowances; (b) adjusting the loss rates by incorporating the most recent available information on recoveries and (c) adjusting the probability of default, which is estimated using data from the previous twelve months. The stabilizing quality of our loan portfolio in terms of lower formation of non-accruing and past due loans was the primary cause of the significant decrease in the provision for loan losses based on homogeneous analysis.

        As at December 31, 2016, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for loan losses as at December 31, 2016 and therefore did not further adjust historical loss experience.

  Economic conditions and trends:

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2016, the stabilizing economic conditions and trends and the reduced pressure on real estate prices were reflected in our allowance for loan losses estimated as of December 31, 2016, in two ways: firstly, it resulted in a lower increase in the level of past due and non-accruing loans before write-offs which affected the provisions as described above, secondly, the smoother decline in real estate prices was incorporated in our analysis, where applicable.

        Therefore, as at December 31, 2016, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long-term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  Lending policies and procedures

        In response to the higher volume and severity of past due loans in previous years, we reviewed and tightened our credit approval criteria since 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 would be improved. However, the loans originated during 2015 and 2016 were not significant enough to cause a change in observed probabilities of default or loss given defaults.

        'The following tables set forth the allowances for loan losses by portfolio segment and by impairment methodology and the respective recorded investment as at December 31,2015 and December 31,2016

	Consumer loans		Commercial loans		Total
December 31, 2015	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	5,682	3,708	5,682	3,708
Coefficient	—	—	16,350	740	16,350	740
Homogeneous	22,067	4,887	3,476	1,464	25,543	6,351
Foreign	2,053	124	2,678	375	4,731	499

Total	24,120	5,011	28,186	6,287	52,306	11,298

	Consumer loans		Commercial loans		Total
December 31, 2016	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	5,465	3,373	5,465	3,373
Coefficient	—	—	15,914	609	15,914	609
Homogeneous	20,622	4,251	3,284	1,680	23,906	5,931
Foreign	2,048	101	2,542	387	4,590	488

Total	22,670	4,352	27,205	6,049	49,875	10,401

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

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 664 million and EUR 1,155 million at December 31, 2015 and December 31, 2016, respectively. In general, a loan is classified as collateral dependent when repayment is expected to be provided solely by the underlying collateral and the Group anticipates foreclosing on the loan and as a result the impairment is measured based on the fair value of the collateral. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about 4 years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

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

Securitized loans and Covered bonds

        Loans include securitized loans and loans used as collateral in the Covered Bond Programs, as follows:

Securitized loans	2015	2016
	(EUR in millions)
Receivables from Public sector (Titlos Plc—February 2009)	4,651	4,512
Mortgages (Spiti Plc—September 2011)	1,123	—
Auto loans (Autokinito Plc—September 2011)	45	—
Consumer loans (Agorazo Plc—September 2011)	739	—
SME loans (Sinepia d.a.c.—August 2016)	—	485

Total	6,558	4,997

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds	2015	2016
	(EUR in millions)
Mortgages	7,339	3,470
of which eligible collateral	7,009	3,411

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2016:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Titlos Plc(1)	Variable Rate Asset Backed Notes	Receivables from Public sector	February 26, 2009	September 2039	5,100	Paid semi-annually at a rate of six-month Euribor plus 50 bps
Sinepia D.A.C.(2)	Asset Backed Variable Rate Notes—Class A1	SME loans	August 8, 2016	July 2035	150	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2)	Asset Backed Variable Rate Notes—Class A2	SME loans	August 8, 2016	July 2035	35	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2)	Asset Backed Variable Rate Notes—Class A3	SME loans	August 8, 2016	July 2035	50	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2),(3)	Asset Backed Variable Rate Notes—Class A4	SME loans	August 8, 2016	July 2035	89	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2),(3)	Asset Backed Variable Rate Notes—Class M	SME loans	August 8, 2016	July 2035	259	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps
Sinepia D.A.C.(2),(3)	Asset Backed Variable Rate Notes—Class Z	SME loans	August 8, 2016	July 2035	65	Paid quarterly at a rate of three month Euribor plus a margin of 185 bps

(1)
The Bank retains the option to call the notes on any re novation date or on any optional redemption date and issue new notes or sell them to investors. The outstanding balance of Titlos Plc. as at December 31, 2016 is EUR 4,293 million and has been rated Caa3 by Moody's.

(2)
On October 18, 2016, Sinepia D.A.C. proceeded with the partial redemption of class A1, A2, A3 and A4 notes of EUR 27 million, EUR 6 million, EUR 9 million and EUR 16 million respectively. The outstanding amounts of Sinepia d.a.c. Class A1, A2, A3, A4, M and Z notes as at December 31, 2016 is EUR 123 million, EUR 29 million, EUR 41 million, EUR 73 million, EUR 259 million and EUR 65 million respectively.

(3)
The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        On July 12, 2016, the Special Purpose Entity Sinepia Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of secured borrowing with SME loans. The Bank consolidates this entity as its primary beneficiary. A1, A2, A3 and A4 notes (Senior Notes), rated BB by S&P and B- by Fitch, were stressed and withstood investment grade scenarios, but were capped by the sovereign structured finance ceiling. Sinepia d.a.c. notes A1, A2 & A3 were placed with the European Investment Bank ("EIB"), the European Investment Fund ("EIF") and the European Bank for Reconstruction and Development ("EBRD"), allowing the Bank to raise EUR 235 million of medium term funding. Notes A4 were initially held in total by the bank but on December 9, 2016, NBG proceeded with the partial sale of class A4 notes of EUR 65 million to EIB and therefore as at December 31, 2016, EUR 8 million are held by the Bank while EUR 65 million are placed with EIB. The aforementioned part of A4 notes (EUR 8 million) as well as notes M and Z have not been placed with investors but are held by the Bank.

        Since the Bank is the primary beneficiary of the above securitization transactions, we have not applied sales accounting at Group level for the above transactions. That is, in our consolidated financial statements, the loans are not derecognized and continue to be presented within "Loans" on our consolidated balance sheets.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bonds series in issue as at December 31, 2016:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Program II(1)	Series 6	Residential mortgages	October 5, 2016	October 2017	1,500	Paid quarterly at rate of three month Euribor plus a margin of 337.5 bps
Program II(1,2)	Series 1	Residential mortgages	June 24, 2010	June 2021	25	Paid quarterly at rate of three month Euribor plus a margin of 250 bps
Program II(1,2)	Series 2	Residential mortgages	June 24, 2010	June 2020	25	Paid quarterly at rate of three month Euribor plus a margin of 240 bps
Program II(1,2)	Series 3	Residential mortgages	June 24, 2010	June 2019	650	Paid quarterly at rate of three month Euribor plus a margin of 230 bps

(1)
EUR 15 billion Covered Bond Program II ("Program II") established on June 21, 2010. Program II is rated Caa2 by Moody's and B- by Fitch.

(2)
On May 13, 2016, the Bank proceeded with the partial cancellation of EUR 50 million from Series 1 and on June 1, 2016 the Bank proceeded with the partial cancellation of EUR 825 million from Series 1, EUR 875 million from Series 2 and EUR 500 million from Series 3. Finally, on September 28, 2016 the Bank proceeded with the partial cancellation of EUR 200 million from Series 3 and EUR 850 million from Series 4.

        All the above covered bonds have not been sold to investors and are held by the Bank and therefore are not presented within "Long-term debt" (see Note 24).

        Furthermore, the Bank, in 2016, has cancelled the following covered bonds issued under Program II:

Series	Issue date	Cancellation date	Original nominal amount in EUR	Cancelled amount in million EUR
Program II
Series 1	June 24, 2010	May 13, 2016	1.5 billion	50
Series 1	June 24, 2010	June 1, 2016	1.5 billion	825
Series 2	June 24, 2010	June 1, 2016	1.5 billion	875
Series 3	June 24, 2010	June 1, 2016	1.5 billion	500
Series 3	June 24, 2010	September 28, 2016	1.5 billion	200
Series 4	November 30, 2010	September 28, 2016	1.5 billion	850

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2015
	Opening 2015	Reclassification to Long-lived assets held for sale	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2015
	(EUR in millions)
International	229	(229)	—	—	—
Insurance	3	—	—	—	3
Other	32	(15)	—	(12)	5

Total	264	(244)	—	(12)	8

	2016
	Opening 2016	Reclassification to Long-lived assets held for sale	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2016
	(EUR in millions)
Insurance	3	—	—	(2)	1
Other	5	—	—	—	5

Total	8	—	—	(2)	6

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2015			2016
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in millions)
Gross carrying amount	541	164	705	589	136	725
Accumulated amortization	(431)	(135)	(566)	(477)	(112)	(589)

Net book value	110	29	139	112	24	136

        Amortization expense on software and other intangibles amounted to EUR 51 million, EUR 58 million and EUR 47 million in 2014, 2015 and 2016 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 43 million, EUR 31 million, EUR 21 million, EUR 15 million and EUR 15 million for years 2017 through 2021 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2015	2016
	(EUR in millions)
Land	561	593
Buildings	1,129	1,151
Leasehold improvements	151	146
Furniture, fittings, machinery and vehicles	781	787

Total, at cost	2,622	2,677
Less: accumulated depreciation and impairment	(1,232)	(1,263)

Net book value	1,390	1,414

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 47 million, EUR 45 million and EUR 43 million for the years ended December 31, 2014, 2015 and 2016, respectively.

        Future minimum lease commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in millions)
2017	26
2018	24
2019	12
2020	8
2021	9
Thereafter	19

Total minimum lease payments	98

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2015	2016
	Restated(1)
	(EUR in millions)
Insurance related assets	597	499
Deferred tax assets	194	188
Prepaid income taxes	587	600
Assets acquired through foreclosure proceedings	95	93
Brokerage auxiliary funds	3	5
Prepaid expenses	54	49
Advances to employees	8	12
Unlisted equity securities	27	28
Hellenic Deposit and Investment Guarantee Fund	478	485
Receivables from Greek State	521	625
Checks and credit card transactions under settlement	21	13
Trade and other receivables	133	119
Other	207	214

Total	2,925	2,930

(1)
Information relating to restatement is disclosed in Note 43.

        Included in the above table are investments on behalf of policyholders who bear the investment risk, classified as Insurance related assets amounting to EUR 307 million and EUR 290 million at December 31, 2015 and 2016 respectively, which are carried at fair value.

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

        In accordance with article 13A of Greek Law 3746/16.2.2009, all financial institutions participating in HDIGF's Resolution Section are liable for contributions at a rate of 0.09% calculated on their June average balance of total liabilities. In case that a financial institution is considered as not viable by the Bank of Greece, may decide that the institution's assets and liabilities to be transferred to a transferee institution. Following such decision, HDIGF's Resolution Section will cover any funding gap from the said transfer.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE

        Long lived assets held for sale and liabilities directly associated with long lived assets held for sale at December 31, 2016 comprise, S.A.B.A., UBB and Interlease E.A.D. As at December 31, 2015, long lived assets held for sale and liabilities directly associated with long lived assets held for sale in addition comprise, S.A.B.A., UBB and Interlease E.A.D., Finansbank, the NBGI Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

Finansbank

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank (the "Finansbank Transaction"). On December 21, 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank A.S. together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank's shareholders approved the transaction. The agreed consideration for the transaction amounts to EUR 2,750 million. In addition, according to the agreement, QNB would repay at the closing date the EUR 828 million (USD 910 million) subordinated debt that NBG has extended to Finansbank. Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift. Finansbank was reported in business segment "Turkish Operations".

        Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, measured the assets and liabilities of the discontinued operation at the lower of carrying value or fair value less cost to sell and recognized an impairment loss of EUR 5,478 million during the period ended December 31, 2015 of which EUR 1,763 million related to the goodwill and EUR 96 million to intangibles recognized in the Group's consolidated financial statements. For the remaining amount of EUR 3,619 million, a valuation allowance was recorded against long-lived assets held for sale. The carrying amount of the Group's investment in Finansbank for impairment measurement purposes, included the cumulative translation loss adjustment of EUR 2,930 million, as required by ASC 830-30-45-13 through 45-15. Once the investment is sold, the cumulative translation loss adjustment will be derecognized from AOCI, thus increasing equity by EUR 2,930 million, with no impact in the income statement.

        The disposal was completed on June 15, 2016 on which date control of Finansbank passed to QNB. Details of the net assets disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 4.

NBGI Private Equity Funds

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Funds") located in the UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management ("the Buyers"). The agreed consideration for the transaction amounted to EUR 288 million. Closing of the transaction was expected within 2016, subject to the approval from the Financial Conduct Authority, and antitrust authorities. As a result, the investment in Funds qualified to be classified as held for sale on

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard were met.

        Following the decision to dispose its entire stake to the Private Equity Funds, the Group, based on the agreed consideration, measured the assets and liabilities of the Funds at the lower of carrying value of fair value less cost to sell and recognized an impairment loss of EUR 106 million during the period ended December 31, 2015.

        The disposal was completed on September 30, 2016 on which date control of the Funds passed to the Buyers. Details of the net assets disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 4.

Astir Palas Vouliagmenis S.A.

        On February 10, 2014 Jermyn Street Real Estate Fund IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. (the "Process") Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement (the "Astir SPA") was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ('HRADF') in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction was intended to close following the fulfillment of relevant conditions precedent. These included, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the "Plan") in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of the existing competitive process, applying the relevant provisions of the SPA. The relevant Consultation Period (as per the current SPA terms) began on May 11, 2015 and was extended to December 31, 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the SPA dated December 31, 2015 by means of which the original plan was substituted by a new draft Special Public Real Estate Area Development, which was approved by the Plenary Session of the Council of State by means of its decision no. 152/2016. Given that the delay was caused by events and circumstances beyond NBG's control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continued to be presented as non-current assets held for sale in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard were met.

        The disposal was completed on October 27, 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received by the Group amounted to EUR 299 million and the gain amounted to EUR 203 million. Details of the net assets disposed of, and the calculation of the profit on disposal, are disclosed in Note 4.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

S.A.B.A.

        On December 22, 2016 the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited ("AFGRI"), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to EUR 19 million.

        Closing of the transaction is expected by the end of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal. S.A.B.A. meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift.

UBB and Interlease E.A.D.

        On December 30, 2016 the Bank entered into a definitive agreement with KBC Group ("KBC") for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to EUR 610 million. On April 26, 2017 UBB made a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

        Closing of the transaction was subject to customary regulatory and other approvals including from the Bulgarian National Bank ("BNB"), the Financial Supervision Commission of the Republic of Bulgaria ("FSC"), authorisation by the National Bank of Belgium ("NBB") / the European Central Bank ("ECB") and anti-trust approval. So far we have received approval from NBB, ECB and anti-trust approval (Bulgarian Commission for Protection of Competition) and closing of the transaction is expected by June 2017.

        The above agreement includes the sale of the 30% stake in UBB-Metlife held by EH, hence the carrying amount of UBB-Metlife of EUR 4 million has also been reclassified as held for sale and is included in the line Equity method investments of the below analysis.

        Finally, in the context of the same agreement EH will sell its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company is held by UBB and its assets and liabilities are included in the below analysis.

        UBB and Interlease E.A.D. meet the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

        Discontinued operations, long-lived assets held for sale and the liabilities directly associated with long-lived assets at December 31, comprised:

	As of December 31,
	2015	2016
	(EUR in millions)
ASSETS
Cash and due from banks	993	203
Deposits with Central Bank	2,709	211
Securities purchased under agreements to resell	4	7
Interest bearing deposits with banks	137	91
Trading assets	346	563
Derivative assets	1,727	—
Available-for-sale securities	1,944	334
Held-to-maturity securities	1,210	—
Equity method investments	46	9
Loans	22,219	2,607
Less: Allowance for loan losses	(1,438)	(446)
Net loans	20,781	2,161
Goodwill	2	2
Software and other intangibles	92	4
Premises and equipment	528	34
Accrued interest receivable	326	11
Other assets	437	82
Valuation allowance related to assets of the discontinued operations	(3,619)	—

Total assets of the discontinued operations	27,663	3,712

Total assets of disposal groups classified as held for sale	693	—

TOTAL ASSETS	28,356	3,712

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits	16,499	2,961
Non-interest bearing deposits	2,377	18

Total deposits	18,876	2,979
Securities sold under agreements to repurchase	1,480	1
Derivative liabilities	768	2
Other borrowed funds	972	—
Accounts payable, accrued expenses and other liabilities	1,254	17
Long-term debt	2,738	2

Total liabilities of the discontinued operations	26,088	3,001

Total liabilities of disposal groups classified as held for sale	295	—

Total liabilities	26,383	3,001

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

	Year ended December 31,
	2014	2015	2016
	(EUR in millions)
Net interest income before provision for loan losses	1,358	1,560	707
Provision for loan losses	(405)	(470)	(213)
Net interest income after provision for loan losses	953	1,090	494
Total non-interest income / (loss) excluding gains / (losses) on investment securities	217	354	23
Net realized gains/(losses) on sales of available-for-sale securities	5	10	18
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)	(1)	(5)	(2)
Net gains on available for sale and held to maturity securities	4	5	16
Total non-interest income / (loss)	221	359	39
Total non-interest expense	(928)	(1,011)	(475)
Income before income tax	246	438	58
Income tax expense	(53)	(63)	(13)
Net Income from discontinuing operations before impairments	193	375	45
Impairment of goodwill and PPA's	—	(1,966)	—
Impairment of assets classified as discontinued operations	—	(3,619)	(5)
Losses from disposal of discontinued operations			(105)
Net Income / (loss) from discontinuing operations after impairments	193	(5,210)	(65)
Less: Net income attributable to the non-controlling interest	(7)	(1)	—
NET INCOME / (LOSS) attributable to NBG shareholders	186	(5,211)	(65)

	Year ended December 31,
	2014	2015	2016
	(EUR in millions)
Cash Flows from discontinued Operations
Cash flows provided by/(used in) operating activities	977	(21)	(441)
Cash flows provided used in investing activities	(3,343)	(2,991)	(1,256)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        We no longer participate in the Hellenic Republic Bank Support Plan following the events below:

  Pillar I—Preference share facility

        As a result of Cabinet Act 45/07.12.2015 (see also Note 33), all the 270,000,000 outstanding preference shares issued in favor of the Greek State, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF.

        Therefore, following the above there are no under Greek Law 3723/2008 preference shares outstanding. Please see Note 33.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN (Continued)

  Pillar II—Government guaranteed borrowings facility

        As of July 22, 2016 the securities issued by the Bank under Hellenic Republic guarantees, as per article 2 of Greek Law 3723/2008, have been fully repaid. Accordingly, following the definitive expiry of these guarantees, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and, furthermore, the representation of the Hellenic Republic on the Bank's Board of Directors has ceased.

  Pillar III—Debt instruments issued by the Public Debt Management Agency

        On August 6, 2013, September 16, 2013 and July 17, 2014 the Bank received from Public Debt Management Agency, new three-year zero coupon special Greek government bonds of EUR 787 million, EUR 60 million and EUR 1,262 million, respectively, collateralized with customer loans. These bonds could only be used as collateral for financing and therefore were reflected in off-balance sheet items.

        On March 30, 2016, the Bank cancelled the aforementioned notes under Pillar III.

NOTE 19:    PLEDGED ASSETS

        At December 31, 2015 and 2016, the Group pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the amount of EUR 30,276 million and EUR 23,318 million, respectively. The corresponding liabilities are presented in Note 20 within interbank interest bearing deposits.

        The pledged amounts as at December 31, 2016 relate to the following instruments:

  •
  Trading and available-for-sale debt securities of EUR 10,603 million;

  •
  Loans amounting to EUR 9,304 million; and

  •
  Covered bonds of a nominal value of EUR 2,200 million backed with mortgage loans of a total value of EUR 3,411 million.

        In addition to the pledged items presented above, as at December 31, 2016, the Group has pledged Hellenic Republic Treasury bills of EUR 340 million for trade finance purposes.

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 91,790, which approximates USD 100,000, was EUR 27 million at December 31, 2016 (2015: EUR 24 million). At December 31, 2016, interest-bearing deposits with scheduled maturities in excess of one year were EUR 896 million (2015: EUR 352 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS (Continued)

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2015			2016
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)			(EUR in millions)
Interest bearing:
Public sector	2,825	10	2,835	2,623	8	2,631
Private sector:
Corporations	3,661	868	4,529	3,836	760	4,596
Individuals	28,605	2,543	31,148	28,850	2,576	31,426
Interbank	24,160	562	24,722	12,444	629	13,073

Total interest bearing deposits	59,251	3,983	63,234	47,753	3,973	51,726

Non-interest bearing:
Public sector	165	2	167	189	5	194
Private sector:
Corporations	966	143	1,109	943	134	1,077
Individuals	146	183	329	171	215	386
Interbank	24	25	49	31	37	68

Total non-interest bearing deposits	1,301	353	1,654	1,334	391	1,725

Total:
Public sector	2,990	12	3,002	2,812	13	2,825
Private sector:
Corporations	4,627	1,011	5,638	4,779	894	5,673
Individuals	28,751	2,726	31,477	29,021	2,791	31,812
Interbank	24,184	587	24,771	12,475	666	13,141

Total deposits	60,552	4,336	64,888	49,087	4,364	53,451

        Included in the above table are interest bearing deposits of EUR 2 million and EUR 527 million for 2015 and 2016 respectively for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2015 losses of EUR NIL million and during 2016 losses of 4 million, relating to fair value changes of these deposits were included in net trading gain/(loss).

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the Eurosystem amounting to EUR 24,029 million (of which ECB funding EUR 12,529 million and ELA funding EUR 11,500 million) and EUR 12,308 million (of which ECB funding EUR 6,708 million and ELA funding EUR 5,600 million) for 2015 and 2016 respectively.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2015	2016
	(EUR in millions)
Securities sold under agreements to repurchase	85	4,740
Securities sold under agreements to repurchase:
Average outstanding during the year	416	2,713
Weighted average interest rate during the year	0.50%	0.17%
Weighted average interest rate at year end	1.74%	0.23%
Amount outstanding at month end:
January	607	64
February	129	164
March	110	942
April	124	1,490
May	90	2,475
June	173	4,028
July	166	3,822
August	90	3,823
September	88	4,017
October	90	4,813
November	86	4,807

Securities sold under agreements to repurchase

	2016
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
	(EUR in millions)
Debt securities issued by other governments and public entities	—	9	—	—	9
Debt securities issued by financial institutions incorporated outside Greece	—	4,638	—	47	4,685
Corporate debt securities issued by companies incorporated in Greece	—	—	—	46	46

Total	—	4,647	—	93	4,740

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2015	2016
	Restated
	(EUR in millions)
Accrued expenses and deferred income	110	69
Amounts due to re-insurers	56	31
Income and other taxes payable	67	76
Accounts payable	244	230
Payroll related accruals	17	34
Accrued interest and commissions	2	5
Deferred tax liability	22	17
Amounts due to third-parties under collection agreements	16	5
Pension liability	268	269
Dividends payable	—	1
Amounts due to government agencies	168	205
Liabilities relating to deposit administration funds (DAF)	177	205
Checks and credit card transactions under settlement	128	142
Sale of Real Estate accounted for as financing obligation	707	707
Other	347	312

Total	2,329	2,308

        The sale of Real Estate, accounted for as financing obligation of EUR 707 million relates to the transfer of 66.00% of the participation interest to Invel Real Estate which is treated as a sale of real estate accounted for as financing obligation.

        The Group has committed under the Revised Restructuring Plan, to decrease its Total Full Time Equivalent personnel ("FTEs") in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Based on this commitment, as of December 31, 2015 the Group recognized a provision of EUR 118 million, which is presented within "Other" line item. Following the VES completion in December 2016, EUR 110 million was utilized in 2016.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES

        EH has consistently made a provision for loss reserves by estimating the potential liability on a claim by claim basis. Activity in the liability for outstanding claims and unearned premiums for the year ended December 31, comprises of:

	2015	2016
	(EUR in millions)
Property and casualty reserves
Reserve for outstanding claims and unearned premiums as at January 1,	578	529
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	114	100
Change in provision for insured events of prior years	(61)	(45)

Total incurred claims and claim adjustment expenses	53	55
Payments:
Claims and claim adjustment expenses attributable to insured events of the current year	(27)	(39)
Claims and claim adjustment expenses attributable to insured events of prior years	(64)	(51)

Total payments	(91)	(90)
Changes in unearned premium reserves	(11)	(15)

Reserves for outstanding claims and unearned premiums as at December 31,	529	479

        The share of reinsurers in property and casualty insurance reserves amounted to EUR 288 million and EUR 100 million at December 31, 2015 and 2016 respectively.

        The change in the provision for insured events of prior years is due to the adjustment of the case reserves as new information becomes available.

	2015	2016
	(EUR in millions)
Future policy benefit liabilities
Mathematical and other future policy benefit liabilities at 1 January	1,670	1,565
Increase in reserves	166	310
Paid claims and other movements	(271)	(161)

Mathematical and other future policy benefit liabilities at December 31,	1,565	1,714

Total insurance reserves	2,094	2,193

        The interest rate curve used in estimating insurance contract liabilities is the EIOPA RF curve plus a spread based on estimates of investment yields, net of related investment expenses, expected at the time the insurance contracts are issued, and including a risk of adverse deviation. Interest assumptions are adjusted in the event that a premium deficiency exists.

        Acquisition costs amortized for the year ended December 31, 2016 and 2015 for both life and non life insurance activities amounted to EUR 22 million.

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

        Income from insurance operations at December 31, comprised:

	2014	2015	2016
	(EUR in millions)
Gross written premiums	506	476	516
Cancellation commissions	2	1	1

Total income from insurance operations	508	477	517

Reinsurance

        We assume and cede reinsurance with other insurance companies, mainly in the property and casualty lines of business. Reinsurance coverage consists of both treaty and facultative reinsurance.

        Our treaty reinsurance program consists of proportional and non-proportional (per risk and catastrophe) treaties in property and motor business, which are our main lines of property and casualty business. Other lines of business are covered also by proportional and non-proportional treaties.

        The effect of reinsurance on premiums written and earned for the years ended December 31, was as follows:

Short-duration life insurance contracts

	2014	2015	2016
	(EUR in millions)
Premiums written	160	155	158

Net written premiums	160	155	158

Premiums earned	160	149	155

Net earned premiums	160	149	155

        Included in premiums earned for 2014, 2015 and 2016 are reinsurance premiums assumed of EUR NIL, NIL and NIL respectively.

        Net premiums earned on long-duration life insurance contracts amounted to EUR 94 million, EUR 110 million and EUR 167 million for 2014, 2015 and 2016 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

Property and casualty insurance contracts

	2014	2015	2016
	(EUR in millions)
Direct premiums written	238	210	190
Reinsurance premiums assumed	7	(1)	—
Reinsurance ceded	(70)	(70)	(63)

Net written premiums	175	139	127

Direct premiums earned	244	224	198
Reinsurance premiums assumed	4	(1)	—
Reinsurance ceded	(71)	(72)	(61)

Net earned premiums	177	151	137

Motor

in millions

	Incurred Claims and Allocated Adjustment Expenses, Net of Reinsurance
											As of December 31, 2016
	For the years Ended December 31
											Total IBNR Plus IBNER(2)	Ultimate Number of Claims
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016			Frequency(1)
2007	127	137	133	129	127	125	124	123	121	120	—	56	16%
2008		121	132	124	122	120	115	115	112	112	—	53	16%
2009			157	174	174	173	165	158	156	154	—	69	17%
2010				223	241	242	245	237	208	203	—	98	17%
2011					144	166	175	176	178	152	—	75	16%
2012						80	94	98	101	101	(3)	48	15%
2013							57	69	72	72	(2)	37	14%
2014								52	57	60	—	31	13%
2015									48	60	3	30	13%
2016										56	9	29	14%

Total										1,090

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

	Cumulative Paid Claims and Allocated Adjustment Expenses, Net of Reinsurance
	For the years Ended December 31
Accident Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
2007	52	78	90	96	99	106	109	112	113	113
2008		51	77	84	90	95	99	101	102	104
2009			63	99	107	116	125	130	134	136
2010				94	131	142	153	162	170	174
2011					54	85	94	103	111	117
2012						32	47	53	59	63
2013							22	33	37	40
2014								17	27	30
2015									16	26
2016										16

Total										819
All outstanding liabilities before 2007, net of reinsurance										21

Liabilities for claims and claim adjustemnt expenses, net of reinsurance										292

(1)
The frequency percentage is calculated as the ratio of (ultimate) claim counts to number of vehicles adjusted for the duration within each calendar year for which they have been insured.

(2)
"IBNR" as well as incurred but not enough reported ("IBNER") claims are calculated with commonly used statistical triangular technics, such as chainladder development factor methods, Bornhuetter-Ferguson estimates, based on historical incurred claims on an accident year basis.

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance(1)
Years	1	2	3	4	5	6	7	8	9	10
Motor	35.7%	19.0%	6.1%	5.2%	4.4%	4.1%	2.3%	1.5%	1.2%	0.4%

(1)
The average annual percentage payout of incurred claims by age is calculated based on the average percentage of claims paid over incurred claims per accident year.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    INSURANCE RESERVES (Continued)

December 31, 2016
Net outstanding Liabilities
Motor	292
Other short duration insurance lines	25

Liabilities for claims and claim adjustment expenses, net of reinsurance	317

Reinsurance recoverable on claims
Motor	4
Other short duration insurance lines	75

Total reinsurance recoverable on claims	79

Unallocated claims adjustment expenses	12

Total gross liability for claims and claim adjustment expenses	408

Unearned Premium Reseve	71

Reserves for outstanding claims and unearned premiums as at December 31, 2016	479

NOTE 24:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2015
By remaining maturity	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
Senior Debt:
Fixed Rate	828	—	218	1,046
Variable Rate	98	276	33	407
Other:
Fixed Rate	1	2	9	12
Variable Rate	4	100	6	110

Total	931	378	266	1,575

	2016
By remaining maturity	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
Senior Debt:
Fixed Rate	1	—	193	194
Variable Rate	46	327	284	657
Other:
Fixed Rate	—	2	7	9
Variable Rate	12	107	6	125

Total	59	436	490	985

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2015
(EUR in millions)
Fixed, with a weighted average rate of 3.63%, maturing up until 2026 and denominated in EUR	1,046

Total	1,046

Variable, with a weighted average rate of 3.49%, maturing up until 2022 and denominated in EUR	407

Total	407

2016
(EUR in millions)
Fixed, with a weighted average rate of 2.70%, maturing up until 2026 and denominated in EUR	194

Total	194

Variable, with a weighted average rate of 2.80%, maturing up until 2035 and denominated in EUR	657

Total	657

Long-Term Senior fixed rate debt

        The financial conditions of the major long-term senior fixed rate debt as of December 31, 2016, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate	Interest payment
Fixed rate notes
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	40	(1)	—	Fixed interest rate of 2.535%	Quarterly
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	39	(1)	—	Fixed interest rate of 2.519%	Quarterly
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	58	(1)	—	Fixed interest rate of 2.68%	Semi-annually
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	57	(1)	—	Fixed interest rate of 2.96%	Semi-annually

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as of December 31, 2016, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Initial nominal amount in million		Outstanding Nominal amount	Own held by the Group (nominal amount in million)	Interest rate	Interest payment
Variable rate corporate bonds
NBG Pangaea Reic	Variable rate bond	August 20, 2014	July 2019	EUR	233		—	—	Three-month Euribor plus 4.85%.	Quarterly
Variable rate notes
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR	27	(1)	—	—	Six-month Euribor plus 1.67%	Semi-annually
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR	68	(1)	—	—	Six-month Euribor plus 1.53%	Semi-annually
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR	26	(1)	—	—	Six-month Euribor plus 1.73%	Semi-annually
NBG (via special purpose entity—Sinepia D.A.C.)(2)	Series 2016-A1 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	150		123	—	Three-month Euribor plus 1.85%	Quarterly
NBG (via special purpose entity—Sinepia D.A.C.)(2)	Series 2016-A2 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	35		29	—	Three-month Euribor plus 1.85%	Quarterly
NBG (via special purpose entity—Sinepia D.A.C.)(2)	Series 2016-A3 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	50		41	—	Three-month Euribor plus 1.85%	Quarterly
NBG (via special purpose entity—Sinepia D.A.C.)(2)	Series 2016-A4 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	89		73	8	Three-month Euribor plus 1.85%	Quarterly

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

(2)
On July 12, 2016, the Special Purpose Entity SINEPIA Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of secured borrowing with SME loans. The Bank consolidates this entity as its primary beneficiary.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24:    LONG-TERM DEBT (Continued)

        Major long-term senior fixed/variable rate debt redeemed in 2016 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Covered bonds
NBG	Fixed rate covered bonds- Third Series	October 7, 2009	October 2016	EUR(1)	846
Variable rate loans
NBG	Variable Rate Notes	September 1, 2009	September 2016	EUR(2)	95

(1)
Fixed rate covered bonds issued by the Bank under the EUR 10.0 billion covered bonds program and have been designated as financial liability at fair value through profit or loss. During 2016, net loss of EUR 23 million (2015: gain of EUR 43 million) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss) and results from investment securities. Fair value loss of EUR 42 million were attributable to changes in instrument specific credit risk (2015: gain of EUR 20 million). Interest expense is not recognized separately from fair value changes. The carrying amount and amortized cost of these securities as at December 31, 2015 were EUR 826 million and EUR 849 million respectively.

(2)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

(c)   Long-Term Other debt

        In 2015, fixed rate borrowings of the Group included borrowings from Stopanska Banka A.D. amounted to EUR 12 million (10 million in EUR and EUR 2 million in MKD).

        In 2015, variable rate borrowings of the Group included borrowings from NBG Pangaea REIC group amounted to EUR 106 million, all denominated in EUR, from Vojvodjanska Banka a.d. Novi Sad amounted to EUR 2 million, all denominated in EUR and from Stopanska Banka A.D. amounted to EUR 2 million, all denominated in MKD.

        In 2016, fixed rate borrowings of the Group included borrowings from Stopanska Banka A.D. amounted to EUR 9 million (7 million in EUR and EUR 2 million in MKD).

        In 2016, variable rate borrowings of the Group included borrowings from NBG Pangaea REIC group amounted to EUR 113 million, all denominated in EUR, from Vojvodjanska Banka a.d. Novi Sad amounted to EUR 10 million, all denominated in EUR and from Stopanska Banka A.D. amounted to EUR 2 million, all denominated in MKD.

NOTE 25:    CONTINGENTLY CONVERTIBLE DEBT

        On December 9, 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingently Convertible securities ("CoCos"). The Hellenic Financial Stability Fund ("HFSF") subscribed these CoCos for the amount of EUR 2,029 million in exchange for part of the debt securities issued by the ESM (see Notes 11 and 33).

        On December 9, 2016, the Bank proceeded with the payment of dividend of EUR 165 million on CoCos. Furthermore, on December 15, 2016, following approval by the ECB the Bank fully repaid the CoCos at their initial nominal value of EUR 2,029 million as well as EUR 3 million representing the interest for the period between December 9 and 15, 2016, in accordance with the relevant commitment towards the DGComp.

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31:

	2015	2016
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*	6	8
Commercial letters of credit	218	239
Standby letters of credit and financial guarantees written	3,175	2,910

Total	3,399	3,157

*
Commitments to extend credit as at December 31, 2015 and 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2016 are EUR 5,768 million (2015: EUR 5,404 million).

        Commitments to Extend Credit.    Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's creditworthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

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

        Standby Letters of Credit and Financial Guarantees Written.    Standby letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank's commercial customers, and are short term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:    COMMITMENTS AND CONTINGENCIES (Continued)

        Legal Contingencies.    The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2015 and 2016 the Group has accrued for cases under litigation the amount of EUR 62 million and EUR 91 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

NOTE 27:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

Continuing operations	2014	2015	2016
	(EUR in millions)
Custody, brokerage and investment banking	30	22	16
Retail lending fees	12	10	9
Corporate lending fees	128	112	111
Banking fees and similar charges	102	93	88
Fund management fees	14	12	10

Total	286	249	234

NOTE 28:    NET TRADING GAIN/LOSS

        In addition to the net unrealized losses on trading assets (see Note 9) the losses on derivative instruments (see Note 10), the losses on deposits for which the Group has elected the fair value option and the losses on long-term debt at fair value (see Note 20 and Note 24, respectively), net trading gain/loss in 2015 also includes gains of EUR 4 million that resulted from the LME offer and from the Burden Sharing Measures on the Long-term Debt and gains of EUR 16 million from the LME offer and the Burden Sharing Measures relating to the Preferred securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2014	2015	2016
	(EUR in millions)
Income from insurance operations	508	477	517
Gain on disposal of subsidiaries	11	1	242
Gain on disposal of premises	—	1	1
Hotel revenues	31	28	32
Other	116	91	78

Total	666	598	870

        Gain on disposal of subsidiaries in 2016 includes the gain of the disposal of Astir Palace Vouliagmenis S.A. and Private Equity Funds of EUR 203 million and EUR 39 million, respectively.

NOTE 30:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2014	2015	2016
	(EUR in millions)
Insurance claims, reserves movement, commissions and reinsurance premium ceded	256	306	509
Credit card costs	14	17	24
Hotel running costs	24	20	20
Broker costs	5	3	3
Rental expense	47	45	43
Taxes and duties other than income tax	32	28	30
Promotion and advertising	25	19	22
Third party fees	109	96	85
Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II & III & ELA	161	197	54
Other provisions	324	339	60
Other	217	186	144

Total	1,214	1,256	994

        Commissions on issues of Hellenic Republic Bank Support Plan—Pillar II & III relate to the fees payable to the Hellenic Republic with respect to the notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of Pillar II & III of the Hellenic Republic Bank Support Plan and commissions on ELA funding. The related expenses following the elimination of Pillar II & III notes during 2016 decreased significantly (see Note 18).

        The Group has committed under the Revised Restructuring Plan, to decrease its FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Based on this commitment, as of December 31, 2015 the Group recognized a provision of EUR 118 million, which was presented within "Other Provisions". Following the VES completion in December 2016 (see Note 40) EUR 110 million was utilised in 2016.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    OTHER NON-INTEREST EXPENSE (Continued)

        Insurance claims, reserves movement, commissions and reinsurance premium ceded for the years ended December 31 comprised:

	2014	2015	2016
	(EUR in millions)
Reinsurance premiums ceded	74	74	67
Insurance benefits and claims incurred	311	324	234
Reinsurance recoveries	(6)	(40)	(25)

Net insurance claims and benefits incurred	305	284	209
Movement in mathematical and other reserves	(190)	(121)	163
Share of reinsurers	2	4	(2)

Net movement in mathematical and other reserves	(188)	(117)	161
Commission expense	55	54	57
Other insurance related expenses	10	11	15

Total	256	306	509

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT

        The allocation of income / (loss) before income tax between domestic and foreign is as follows:

	2014	2015	2016
	(EUR in millions)
Income / (loss) before income tax domestic	(2,672)	(3,191)	(345)
Income / (loss) before income tax foreign	67	(27)	87

	(2,605)	(3,218)	(258)

        The significant components of the income tax/(expense) for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	(EUR in millions)
Income tax (expense) / credit:
Current tax expense domestic	11	(62)	(16)
Current tax expense foreign	(9)	(11)	(7)
Deferred tax (expense)/benefit domestic	(62)	34	46
Deferred tax (expense)/benefit foreign	(1)	—	(1)

Total income tax (expense) / credit	(61)	(39)	22

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2014	2015	2016
	(EUR in millions)
Income tax calculated based on statutory income tax rate of 29% (2014: 26%, 2015: 29%)	(677)	(933)	(74)
Adjustments relating to income taxes from prior years	—	(9)	(285)
Effect of tax exempt income	(165)	(168)	(89)
Effect of different tax rates in other countries	(14)	6	(11)
Non deductible expenses	37	133	23
Effect of change in income tax rate	—	(697)	—
Valuation allowance for deferred tax assets	918	1,080	416
Non-offsettable income taxes with current year income taxes	2	18	(2)
Effect from offsetting of prior year carry forward tax losses	—	598	—
Income tax audit settlement	—	27	—
Other	(40)	(16)	—

Income tax expense / (benefit)	61	39	(22)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2015	2016
	(EUR in millions)
Deferred Tax Assets:
Allowance for loan losses	2,956	3,094
Mark to market valuation of securities and derivatives	519	511
Pension and other post retirement benefits	104	107
Insurance reserves	55	74
Revaluation of land and buildings	163	162
Intangibles recognized upon acquisition and other assets	1	1
Tax loss carried forward	794	1,690
Other	317	267
PSI tax losses	2,385	2,294

Gross deferred tax assets	7,294	8,200
Deferred tax assets / liabilities for netting	(43)	(32)

Net deferred tax assets	7,251	8,168
Valuation allowance for deferred tax assets	(7,057)	(7,980)

Net deferred tax assets after valuation allowance	194	188

Deferred Tax Liabilities:
Allowance for loan losses	(10)	(7)
Mark to market valuation of securities and derivatives	(10)	(1)
Insurance reserves	—	(1)
Revaluation of land and buildings	(6)	(6)
Intangibles recognized upon acquisition and other assets	(13)	(10)
Tax free reserves	(18)	(18)
Other	(8)	(6)

Gross deferred tax liabilities	(65)	(49)
Deferred tax liabilities / assets for netting	43	32

Net deferred tax liabilities	(22)	(17)

Reconciliation of the movement of valuation allowance for deferred tax assets:

	2015	2016
	(EUR in millions)
Opening balance	5,977	7,057
Charge for the period from continuing operations	1,080	416
Charge for the period from discontinued operations	—	507

Closing balance	7,057	7,980

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

valuation allowance of EUR 194 million and EUR 188 million, at December 31, 2015 and 2016 respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2015 and 2016 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Each year Management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences.

        The Group as at December 31, 2016 has a deferred tax asset before valuation allowance of EUR 1,690 million on the tax losses carry-forward of EUR 5,879 million which expire as follows:

Year	(EUR in millions)
2017	430
2018	156
2019	2,151
2020	1,009
2021	2,133

Total	5,879

        The applicable Greek statutory corporation income tax rate was 26% for 2014 and 29% for 2015 and 2016. Profit distributions approved from January 1, 2014 onwards are subject to withholding tax of 10%.

        On July 16, 2015, following Law 4334/2015, relating to immediate prerequisites for negotiation and agreement with European Stability Mechanism (ESM), the corporation tax rate was increased to 29%. The increase was effective from January 1, 2015 onwards.

        Following Law 4387/2016, the withholding tax on dividends distributed from January 1, 2017 onwards, is increased from 10% to 15%.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the increase in the nominal tax rates. The total effect, for the years ended December 31, 2014, 2015 and 2016, was NIL, EUR 697 million and NIL respectively which was offset by an equivalent amount of valuation allowance resulting in a total net effect of NIL for the years 2014, 2015 and 2016.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

Reconciliation of the Change in Unrecognized Tax Benefits

	2014	2015	2016
	(EUR in millions)
Balance, at beginning of year	3	3	3
Reductions related to positions taken during prior years	—	9	—
Settlements	—	(9)	—

Balance, at end of year	3	3	3

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on February 4, 2015. According to the tax assessment notice received on March 11, 2015, an additional tax of EUR 36 million was levied to the Bank. The Bank has appealed the decision. The tax audit certificates for the years 2011, 2012, 2013, 2014 and 2015 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on July 27, 2012, September 27, 2013, July 10, 2014, October 30, 2015 and September 30, 2016, respectively in accordance with article 82 of Law 2238/1994 and article 65A of Law 4174/2013 while 2016 is currently being audited. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years 2011, 2012, 2013, 2014 and 2015, for which a tax audit certificate has been issued by the independent auditor.

        The open tax years of the major companies of the Group at December 31, 2016, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2011–2016
NBG London Branch (United Kingdom)	2015–2016
United Bulgarian Bank A.D.-Sofia (Bulgaria)	2014–2016
Vojvodjanska Banka A.D. Novi Sad (Serbia)	2010–2016
Banca Romaneasca S.A. (Romania)	2011–2016
National Securities S.A. (Greece)	2009–2016
NBG Asset Management Mutual Funds S.A. (Greece)	2009–2016
Ethniki Leasing S.A. (Greece)	2010–2016
Ethniki Hellenic General Insurance S.A. (Greece)	2010–2016

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS

        The nature of the significant transactions entered into by the Group with related parties during the year ended December 31, 2016 and 2015 and the significant balances outstanding at December 31, 2016 and 2015 are presented below.

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

        The aggregate amount of loans, deposits and letters of guarantee to related parties, at Group level, totaled EUR 6 million, EUR 5 million and NIL respectively as at December 31, 2016 (December 31, 2015: EUR 100 million, EUR 25 million and EUR 10 million respectively).

        Total compensation to related parties amounted to EUR 19 million of which EUR 10 million from continuing operations (December 31, 2015: EUR 21 million of which EUR 11 million from continuing operations) for the Group.

b.     Transactions with subsidiaries, associates and joint ventures

        The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). As at December 31, 2016, the aggregate amount of receivables from affiliates totaled EUR 15 million, the amount of payables to affiliates totaled EUR 13 million and the amount of letters of guarantee to affiliates totaled EUR 2 million (December 31, 2015: EUR 16 million, EUR 65 million and EUR 2 million respectively). For the year ended December 31, 2016, the aggregate amount of income from affiliates totaled EUR 14 million and the amount of expense to affiliates totaled EUR 4 million (December 31, 2015: EUR 38 million and EUR 11 million respectively).

c.     Transactions with other related parties

        The total receivables of the Group from the employee benefits related funds as at December 31, 2016, amounted to EUR 723 million (December 31, 2015: EUR 781 million). The interest income for the Group amounted to EUR 1 million (December 31, 2015: EUR 2 million).

        The total payables of the Group to the employee benefits related funds as at December 31, 2016, amounted to EUR 146 million (December 31, 2015: EUR 149 million). The interest expense for the Group amounted to EUR 1 million (December 31, 2015: EUR 1 million).

d.     Transactions with HFSF

        Taking into consideration the HFSF Law, the Revised Relationship Framework Agreement between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.39%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    RELATED PARTY TRANSACTIONS (Continued)

of the Bank's ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank's Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On December 9, 2016, the Bank paid to HFSF EUR 165 million relating to the coupon of the contingent convertible bonds ("CoCos"). On December 15, 2016 the Bank proceeded to the repayment of the CoCos amounting to EUR 2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period December 9 and up to 15, 2016 amounting to EUR 3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

NOTE 33:    PAID-IN CAPITAL

Common stock increase in the context of the 2015 Recapitalization

        On November 17, 2015, the Extraordinary General Meeting of the Shareholders approved a) the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309, b) the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses and c) the share capital increase by EUR 4,482 million in the context of recapitalization of the banks pursuant to the provisions of Greek Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through In-Cash Contribution and/or In-Kind Contribution including the issuance of a convertible bond loan through the issuance of unsecured, perpetual and subordinated bonds, contingently convertible into ordinary shares of the Bank.

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

        The In-Cash Contribution also included the Liability Management Exercise ("LME") which related to the offer for purchase of the Bank's outstanding debt and capital instruments.

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

In-Kind Contribution

        The In-Kind Contribution included the implementation of burden sharing measures (the mandatory conversion into ordinary shares of all of the Bank's outstanding debt and capital instruments the holders of which were not voluntarily offered its securities in the above offers) following the Bank's request for State Aid to cover the remaining adverse scenario capital shortfall. Such shortfall was to be covered through the issuance in favor of the HFSF of new shares for 25% of the remaining capital shortfall and CoCos for 75% of the remaining capital shortfall, as defined in the Cabinet Act 36/02.11.2015.

        Based on the Cabinet Act 45/07.12.2015, the Bank announced on December 9, 2015, that the mandatory conversion of the securities not offered in the LME into ordinary shares amounted to EUR 64 million, which was used for the share capital increase by issuing 211,979,849 shares. Also, the preference shares issued in USA and the preference shares issued in favor of the Greek State, in accordance with the Greek Law 3723/2008 were also converted to ordinary shares by issuing 298,700,987 and 1,305,000,000 ordinary shares respectively. The 1,305,000,000 ordinary shares that

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

resulted from the mandatory conversion of the preference shares issued in favor of the Greek state were received by the HFSF.

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

Warrants

        According to article 7 par.4 of Greek Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Greek Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on June 27, 2013.

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

        After the end of the seventh exercise period (December 27, 2016), the warrants currently remaining in force are 245,745,661, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 134,819,987 (after the reverse split).

Restrictions on transfers of Bank's shares

        Transfers of the Bank's shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank's Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Greek Law 3864/2010 and article 3 par. 7 of Cabinet Act 38/2012.

        In particular, according to article 8 of Greek Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank's capital increase, provided that par.1 of article 7a of Greek Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF's discretion, so long as all shares are disposed of within the time limits referred to above. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

        Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7-11 of Article 3 of Greek Law 3864/2010.

Restricted voting rights of the shares acquired by the HFSF in the capital increase of Bank in 2013

        More specifically, further to a share capital increase decided by Extraordinary General Meeting of November 17, 2015, the HFSF has agreed to inject capital of EUR 1,068 million and receive in exchange common shares with full voting rights representing 38.92% of the share capital of the Bank and CoCos equal to an amount of EUR 2,029 million by issuing 20,292 CoCos of EUR 100,000 each.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 33:    PAID-IN CAPITAL (Continued)

HFSF retains also common shares with restricted voting rights corresponding to 1.47% of the share capital of the Bank, acquired under the previous recapitalization in 2013 and in accordance to Article 7a par.1 of the Greek Law 3864/2010, these shares give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Company Law 2190/1920 on "sociétés anonymes". Specifically, in order to calculate quorum and majority at the General Meeting, these shares of the HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

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

        Following the Cabinet Act 45/07.12.2015, all the 270,000,000 outstanding preference shares issued in favor of the Greek State, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF. Therefore, following the above there are no Greek Law 3723/2008 preference shares outstanding.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    LOSS PER SHARE

        Loss per share is as follows:

	2014	2015	2016
Net income / (loss) from continuing operations attributable to NBG shareholders	(2,663)	(3,253)	(235)
Gain on redemption of preference shares	—	1,067	—

Net income / (loss) from continuing operations attributable to ordinary shareholders	(2,663)	(2,186)	(235)
Net income / (loss) from discontinued operations attributable to NBG shareholders	186	(5,211)	(65)

Net income / (loss) from continuing and discontinued operations attributable to ordinary shareholders	(2,477)	(7,397)	(300)
Weighted average ordinary shares outstanding for basic and diluted earnings per share	208,228,138	786,381,893	9,145,859,028

Basic and diluted losses per share from continuing operations	(12.79)	(2.78)	(0.03)
Basic and diluted losses per share from continuing and discontinued operations	(11.90)	(9.41)	(0.03)

        On November 17, 2015, the Extraordinary General Meeting of the Shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share. Therefore, the weighted average number of shares for the comparative period has been adjusted accordingly. Following the last share capital increase in 2015, 8,911,608,218 new shares were issued.

        On December 9, 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingently Convertible securities ("CoCos"). The Hellenic Financial Stability Fund ("HFSF") subscribed these CoCos for the amount of EUR 2,029 million in exchange for part of the debt securities issued by the ESM. The effect of CoCos in the EPS was antidilutive. On December 15, 2016, the Bank repaid the CoCos. The terms and conditions of the CoCos are disclosed in Note 25.

NOTE 36:    REGULATORY MATTERS

        Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk weighted basis, of capital (as defined) to assets, certain off balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued Directive 2013/36/EU and Regulation (EU) No 575/2013 (known as CRD IV and CRR respectively), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transported into Greek Law by virtue of Greek Law 4261/2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since January 1, 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions.

        The capital adequacy ratios for the Group, according to the CRD IV transitional provisions, are presented in the table below:

	December 31,
	2015	2016
Common equity Tier 1	14.5%	16.3%
Tier 1	14.5%	16.3%
Total	14.6%	16.3%

        The Group's CET1 ratio has increased due to the completion of the disposal of Finansbank, NBGI Private Equity Funds, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. Such increase was partially offset by a decrease resulted from the repayment of the contingent convertible bonds ("CoCos") of EUR 2,029 million, plus dividend of EUR 168 million, in December 2016.

  DTC Law

        Article 27A of Greek Law 4172/2013, ("DTC Law"), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets ("DTAs") arising from (a) private sector initiative ("PSI") losses, (b) accumulated provisions for credit losses recognized as at June 30, 2015, (c) losses from final write-off or the disposal of loans and (d) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals, to a receivable ("Tax Credit") from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on March 29, 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to June 30, 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

        The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State conversion rights for an amount of 100% of the Tax Credit in favor of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favor of the Greek State. This legislation allows credit institutions to treat such DTAs as not "relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution's capital position.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    REGULATORY MATTERS (Continued)

        Furthermore, Greek Law 4465/2017 amended article 27 "Carry forward losses" by introducing an amortization period of 20 years for losses due to loan write-offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2016, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.8 billion (2015: EUR 4.9 billion). The conditions for conversion rights were not met in the year ended December 31, 2016 and no conversion rights are deliverable in 2017.

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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2015 and 2016:

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

	Year ended December 31, 2015
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,387	2,384	1,852	532	—
Held to maturity securities	9,292	9,596	70	9,509	17
Loans at amortized cost, net of allowance	40,921	39,378	—	—	39,378
Financial Liabilities:
Deposits at amortized cost	64,886	64,864	25,655	39,209	—
Long-term debt at amortized cost	749	749	—	749	—

	Year ended December 31, 2016
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,202	2,197	1,628	569	—
Loans at amortized cost, net of allowance	39,399	38,533	—	—	38,533
Financial Liabilities:
Deposits at amortized cost	52,924	52,980	26,757	26,223	—
Long-term debt at amortized cost	985	987	—	987	—

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

	Fair value measurement using
				Total assets/ liabilities at fair value
At December 31, 2015 Restated(3)	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	156	1,996	13	2,165
Debt securities issued by other governments and public sector entities	119	32	—	151
Greek treasury bills	—	1,858	—	1,858
Foreign treasury bills	23	62	—	85
Debt securities issued by foreign financial institutions	—	—	13	13
Corporate debt securities issued by Greek companies	—	38	—	38
Equity securities issued by Greek companies	6	—	—	6
Equity securities issued by foreign companies	—	6	—	6
Mutual fund units	8	—	—	8
Derivative assets	1	4,061	11	4,073
Available-for-sale securities	892	4,753	313	5,958
Greek government bonds	—	561	271	832
Debt securities issued by other governments and public sector entities	543	3,160	—	3,703
Greek treasury bills	—	470	—	470
Foreign treasury bills	—	221	—	221
Debt securities issued by companies incorporated in Greece	—	139	—	139
Debt securities issued by companies incorporated outside Greece	—	190	19	209
Equity securities issued by companies incorporated in Greece	57	3	—	60
Equity securities issued by companies incorporated outside Greece	8	9	23	40
Mutual Fund units	284	—	—	284
Other assets	205	102	—	307

Total Assets	1,254	10,912	337	12,503

Liabilities
Deposits at fair value(2)	—	2	—	2
Derivative liabilities	1	4,801	6	4,808
Long-term debt at fair value(1)	—	826	—	826

Total liabilities	1	5,629	6	5,636

(1)
Amounts represent items for which the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 24).

(2)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through the profit and loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 20).

(3)
Information relating to restatement is disclosed in Note 43.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2016	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	299	1,572	8	1,879
Debt securities issued by other governments and public sector entities	259	10	—	269
Greek treasury bills	—	1,492	—	1,492
Foreign treasury bills	18	47	—	65
Debt securities issued by foreign financial institutions	—	—	8	8
Corporate debt securities issued by Greek companies	—	23	—	23
Equity securities issued by Greek companies	14	—	—	14
Mutual fund units	8	—	—	8
Derivative assets	11	4,437	34	4,482
Available-for-sale securities	1,039	11,074	342	12,455
Greek government bonds	—	771	300	1,071
Debt securities issued by other governments and public sector entities	688	9,149	14	9,851
Greek treasury bills	—	516	—	516
Foreign treasury bills	—	243	—	243
Debt securities issued by companies incorporated in Greece	—	171	19	190
Debt securities issued by companies incorporated outside Greece	—	207	9	216
Equity securities issued by companies incorporated in Greece	56	1	—	57
Equity securities issued by companies incorporated outside Greece	7	16	—	23
Mutual Fund units	288	—	—	288
Other assets	173	117	—	290

Total Assets	1,522	17,200	384	19,106

Liabilities
Deposits at fair value(1)	—	527	—	527
Derivative liabilities	5	5,142	24	5,171

Total Liabilities	5	5,669	24	5,698

(1)
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

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2015	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	25	321	—	346
Debt securities issued by other governments and public sector entities	21	238	—	259
Debt securities issued by foreign financial institutions	—	62	—	62
Corporate debt securities issued by foreign companies	—	21	—	21
Mutual fund units	4	—	—	4
Derivative assets	—	1,727	—	1,727
Available-for-sale securities	1,635	255	54	1,944
Debt securities issued by other governments and public sector entities	1,624	228	—	1,852
Foreign treasury bills	8	—	—	8
Debt securities issued by companies incorporated outside Greece	—	20	5	25
Equity securities issued by companies incorporated outside Greece	—	7	49	56
Mutual Fund units	3	—	—	3
Net Loans	—	—	18	18

Total Assets	1,660	2,303	72	4,035

Liabilities
Derivative liabilities	—	768	—	768

Total Liabilities	—	768		768

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2016	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	—	563	—	563
Debt securities issued by other governments and public sector entities	—	299	—	299
Debt securities issued by foreign financial institutions	—	239	—	239
Corporate debt securities issued by foreign companies	—	25	—	25
Available-for-sale securities	14	314	6	334
Debt securities issued by other governments and public sector entities	—	303	—	303
Foreign treasury bills	11	—	—	11
Debt securities issued by companies incorporated outside Greece	—	9	4	13
Equity securities issued by companies incorporated outside Greece	—	2	2	4
Mutual Fund units	3	—	—	3

Total Assets	14	877	6	897

Liabilities
Derivative liabilities	—	2	—	2

Total Liabilities	—	2	—	2

(c)   Transfers between Level 1and Level 2

        As at December 31, 2016 certain available-for-sale and fair value through profit or loss securities issued by ESM, EFSF and a European government, for which the Group has determined that sufficient liquidity and trading existed as at December 31, 2016, has been transferred from Level 2 to Level 1, according to the Group fair value hierarchy policy. The carrying amount of the investment securities transferred as at December 31, 2016 was EUR 50 million.

        No transfers of financial instruments between Level 1 and Level 2 occurred in 2015.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The Group may, sometimes, also utilize third-party pricing information and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

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

Market Valuation Adjustments

        Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group's own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

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

        Level 3 financial instruments at December 31, 2016 and 2015 include:

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

  (b)
  Available-for-sale corporate bonds, for which the fair value was estimated based on the prices received from issuers or for which the fair value is based on valuation inputs which are not market observable. In 2015, available-for-sale investment securities include non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally, in 2015 available-for-sale investment securities also include debt securities whose fair value is determined by the value of the underlying collateral and equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group's share, is based on the share of proceeds the acquired company had from the respective NBG Group entities.

  (c)
  Available-for-sale Greek Government bonds, debt securities issued by other governments and public sector entities and corporate securities issued by entities incorporated in and outside Greece for which the fair value is based on valuation inputs which are not market observable.

        The tables below present a reconciliation of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

December 31, 2015 and 2016 including realized and unrealized gains/(losses) included in earnings and OCI.

	2015
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
	(EUR in millions)
Trading assets	15	(1)	—	—	—	(1)	—	—	13
Debt securities issued by foreign financial institutions	15	(1)	—	—	—	(1)	—	—	13
Net Derivatives	23	(10)	—	1	—	2	11	(22)	5
Available-for-sale securities	255	(8)	44	—	—	(1)	23	—	313
Greek government bonds	236	(9)	44	—	—	—	—	—	271
Debt securities issued by companies incorporated in Greece	1	—	—	—	—	(1)	—	—	—
Debt securities issued by companies incorporated outside Greece	18	1	—	—	—	—	—	—	19
Equity securities issued by companies incorporated outside Greece	—	—	—	—	—	—	23	—	23
Other assets	11	—	—	—	—	(11)	—	—	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2016
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into level 3	Transfer out of level 3	Balance at end of year
Trading assets	13	(1)	—	—	(4)	—	—	—	8
Debt securities issued by foreign financial institutions	13	(1)	—	—	(4)	—	—	—	8
Net Derivatives	5	(21)	—	19	—	(1)	(16)	24	10
Available-for-sale securities	313	43	(11)	19	(36)	—	14	—	342
Greek government bonds	271	17	12	—	—	—	—	—	300
Debt securities issued by other governments and public sector entities(1)	—	—	—	—	—	—	14	—	14
Debt securities issued by companies incorporated in Greece	—	—	—	19	—	—	—	—	19
Debt securities issued by companies incorporated outside Greece	19	—	—	—	(10)	—	—	—	9
Equity securities issued by companies incorporated outside Greece	23	26	(23)	—	(26)	—	—	—	—

(1)
Debt securities issued by other governments and public sector entities transfer into level 3, include a specific debt security which following the tainting of the held-to-maturity portfolio during April 2016 (see Note 11—Investment Securities) was reclassified to available-for-sale portfolio.

        Gains and losses included in net income / loss are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 9 million for the year ended December 31, 2015 and to EUR 17 million for the year ended December 31, 2016 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2016, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR NIL million and EUR (25) million for trading assets and net derivatives respectively.

        For the year ended December 31, 2015, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (1) million and EUR (1) million for trading assets and net derivatives respectively.

        Other transfers between Level 2 and Level 3, during 2015 and 2016, include mainly derivative instruments for which the bilateral CVA adjustment is significant to the base fair value of the respective instruments.

        The following tables present the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements. Differences between this table and amounts presented in the Quantitative Information about Level 3 Fair Value

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Measurements table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

  Quantitative Information about Level 3 Fair Value Measurements 2015

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	13	Price Based	Price	23.51	100.87
Available-for-sale Greek Government bonds	271	Discounted Cash Flows	Credit Spread over 30 years	556 bps	556 bps
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	19	Price Based	Price	93.76	100.37
Equity securities issued by companies incorporated outside Greece	23	Agreed Buyout Consideration	Share of proceeds calculation	n/a	n/a
Net Derivatives
Interest Rate Swaps	7	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	1000 bps	1000 bps
	1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%	90.00%
	3	Discounted Cash Flows	FX pair correlation	–50.00%	94.64%
Other Derivatives	(4)	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	322 bps	505 bps

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Quantitative Information about Level 3 Fair Value Measurements 2016

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	8	Price Based	Price	101.24	101.24
Available-for-sale Greek Government bonds	300	Discounted Cash Flows	Credit Spread over 30 years	610 bps	610 bps
Debt securities issued by other governments and public sector entities	14	Discounted Cash Flows	Credit Spread	789 bps	789 bps
Available-for-sale Corporate debt securities issued by companies incorporated in Greece	19	Discounted Cash Flows	Credit Spread	450 bps	607 bps
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	9	Price Based	Credit Spread	93.76	93.76
Net Derivatives
Interest Rate Swaps	6	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	1000bps	1000 bps
	(1)	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10yr)	12.60%	99.30%
	4	Discounted Cash Flows	FX Pair Correlation	–50.00%	99.30%
Other Derivatives	16	Monte Carlo	Volatility of stock price	39.00%	39.00%
	(13)	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	70bps	70bps

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

        Within other derivatives there are certain forward commodity derivatives for which the bilateral credit risk adjustment is significant in comparison to their fair value. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group's financial instruments.

        The available-for-sale portfolio includes a Greek Government debt security for which the credit spread up to its maturity is not market observable. A reasonable increase in the credit spread of the Hellenic Republic would result in a significantly lower market value for this financial instrument. Further the available-for-sale portfolio include debt securities issued by other governments and public sector entities and corporate debt securities issued by companies incorporated in and outside Greece, for which the credit spread is not market observable. A reasonable increase in the credit spread of these securities would result in an insignificant change in the fair value of these securities, for the Group's financial instruments.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    OFFSETTING (Continued)

        The following table provides information on the impact of offsetting on the balance sheet of the Group, as at December 31, 2015 and 2016, as well as the financial impact of netting of instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

  a.
  Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2015			December 31, 2016
	Derivative instruments(1)	Securities purchased under agreements to resell	Total	Derivative instruments(1)	Securities purchased under agreements to resell	Deposits in margin accounts(2)	Total
Gross amounts of recognized financial assets	4,073	6	4,079	4,547	3	1,414	5,964
Positive market values from derivative financial instruments	—	—	—	(65)	—	—	(65)
Negative market values from derivative financial instruments	—	—	—	—	—	(120)	(120)

Net amounts of financial assets presented in the balance sheet	4,073	6	4,079	4,482	3	1,294	5,779
Related amounts not set off in the balance sheet
Financial instruments	(2,191)	(6)	(2,197)	(2,380)	(3)	—	(2,383)
Cash collateral received	(513)	—	(513)	(629)	—	—	(629)

Net amount	1,369	—	1,369	1,473	—	1,294	2,767

(1)
Included in Derivative assets in the Group's balance sheet at December 31, 2015 and 2016.

(2)
Included in Interest bearing deposits with banks in the Group's balance sheet at December 31, 2015 and 2016.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    OFFSETTING (Continued)

  b.
  Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2015			December 31, 2016
	Derivative instruments(1)	Securities sold under agreements to repurchase	Total	Derivative instruments(1)	Securities sold under agreements to repurchase	Total
Gross amounts of recognized financial liabilities	4,808	85	4,893	5,356	4,740	10,096
Negative market values from derivative financial instruments	—	—	—	(65)	—	(65)
Deposits in margin accounts	—	—	—	(120)	—	(120)

Net amounts of financial liabilities presented in the balance sheet	4,808	85	4,893	5,171	4,740	9,911
Related amounts not set off in the balance sheet
Financial instruments	(1,284)	(85)	(1,369)	(1,354)	(4,740)	(6,094)
Cash collateral pledged	(995)	—	(995)	(865)	—	(865)

Net amount	2,529	—	2,529	2,952	—	2,952

(1)
Included in Derivative liabilities in the Group's balance sheet at December 31, 2015 and 2016.

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

Special Assets Unit

        Since 2015, the Bank in order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established a Special Assets Unit ("SAU").

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

Turkish Banking Operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of December 31, 2015, Finansbank was classified as Long-lived assets held for sale and Discontinued operations and on June 15, 2016 the disposal of Finansbank was completed.

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2014	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	573	743	—	189	55	190	—	119	1,869
Net fee and commission income / (loss)	72	98	—	(125)	5	96	—	(4)	142
Other	23	(63)	—	(105)	103	(50)	—	(45)	(137)

Total operating income / (loss)	668	778	—	(41)	163	236	—	70	1,874

Direct costs	(456)	(47)	—	(50)	(90)	(156)	—	(52)	(851)
Allocated costs and provisions(1)	(1,569)	(755)	—	(66)	(9)	(60)	—	(405)	(2,864)
Share of profit of equity method investments	—	—	—	(2)	1	1	—	1	1

Profit / (loss) before tax	(1,357)	(24)	—	(159)	65	21	—	(386)	(1,840)

Segment assets as at December 31, 2014
Segment assets	22,227	12,177	2,587	11,261	2,613	9,427	27,220	23,154	110,666
Deferred tax assets and Current income tax advance									4,546

Total assets									115,212
IFRS to U.S. GAAP differences									(7,051)

U.S. GAAP total assets									108,161

Other Segment items
Depreciation & amortization	14	3	—	1	8	13	—	79	118
Credit provisions and other impairment charges	1,287	694	—	—	59	59	—	356	2,455
Non- current assets additions	5	13	—	32	4	37	418	340	849

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Presentation of SAU segment incorporated into the retail and corporate business segments

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	559	739	—	101	45	192	—	129	1,765
Net fee and commission income / (loss)	82	89	—	(175)	4	46	—	(2)	44
Other	5	(20)	—	(72)	80	11	—	(33)	(29)

Total operating income / (loss)	646	808	—	(146)	129	249	—	94	1,780

Direct costs	(440)	(52)	—	(46)	(83)	(185)	—	(42)	(848)
Allocated costs and provisions	(2,022)	(1,761)	—	(127)	(28)	(67)	—	(537)	(4,542)
Share of profit of equity method investments	—	—	—	1	1	—	—	—	2

Profit / (loss) before tax	(1,816)	(1,005)	—	(318)	19	(3)	—	(485)	(3,608)

Segment assets as at December 31, 2015
Segment assets	20,453	13,027	—	13,000	2,756	9,557	—	18,940	77,733
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767

Total assets									111,175
IFRS to U.S. GAAP differences									(11,300)

U.S. GAAP total assets									99,875

Other Segment items
Depreciation & amortization(1)	10	3	—	1	9	13	—	75	111
Credit provisions and other impairment charges	1,734	1,709	—	(10)	34	67	—	641	4,175
Non-current assets additions	7	9	—	4	5	20	—	134	179

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	521	601	176	101	45	192	—	129	1,765
Net fee and commission income / (loss)	81	83	7	(175)	4	46	—	(2)	44
Other	10	(13)	(12)	(72)	80	11	—	(33)	(29)

Total operating income / (loss)	612	671	171	(146)	129	249	—	94	1,780

Direct costs	(436)	(47)	(9)	(46)	(83)	(185)	—	(42)	(848)
Allocated costs and provisions(1)	(1,829)	(1,106)	(848)	(127)	(28)	(67)	—	(537)	(4,542)
Share of profit of equity method investments	—	—	—	1	1	—	—	—	2

Profit / (loss) before tax	(1,653)	(482)	(686)	(318)	19	(3)	—	(485)	(3,608)

Segment assets as at December 31, 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,940	77,733
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767

Total assets									111,175
IFRS to U.S. GAAP differences									(11,300)

U.S. GAAP total assets									99,875

Other Segment items
Depreciation & amortization	10	3	—	1	9	13	—	75	111
Credit provisions and other impairment charges	1,548	1,069	826	(10)	34	67	—	641	4,175
Non- current assets additions	7	9	—	4	5	20	—	134	179

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
	(EUR in millions)
Net interest income	535	571	132	188	49	191	—	116	1,782
Net fee and commission income / (loss)	86	85	6	(35)	3	43	—	4	192
Other	13	(37)	(13)	(160)	70	19	—	198	90

Total operating income / (loss)	634	619	125	(7)	122	253	—	318	2,064

Direct costs	(426)	(40)	(11)	(45)	(69)	(178)	—	(15)	(784)
Allocated costs and provisions(1)	(482)	(274)	(164)	(24)	(14)	(32)	—	(204)	(1,194)
Share of profit of equity method investments	—	—	—	1	1	—	—	(1)	1

Profit / (loss) before tax	(274)	305	(50)	(75)	40	43	—	98	87

Segment assets as at December 31, 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776		16,686	69,132
Deferred tax assets and Current income tax advance									5,674
Non-current assets held for sale									3,725

Total assets									78,531
IFRS to U.S. GAAP differences									(8,189)

U.S. GAAP total assets									70,342

Other Segment items
Depreciation & amortization	12	2	—	1	9	11	—	74	109
Credit provisions and other impairment charges	198	237	141	2	8	33	—	190	809
Non- current assets additions	13	5	—	1	6	13	—	97	135

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    SEGMENT INFORMATION (Continued)

Reconciliation of Loss before tax per IFRS reported for the segments to loss before income tax per US GAAP

	2014	2015	2016
	(EUR in millions)
Loss before tax from continuing operations	(1,840)	(3,608)	87
Hedging of Interest Rate Risk and Net Investment Hedge	(870)	276	(118)
Difference in loan interest income recognition	(60)	(74)	(56)
CoCos accruals	—	(10)	(158)
Insurance reserves	191	83	(67)
Sale of Astir Vouliagmenis S.A. / NBGI PE Funds	—	—	51
Sale of real estate accounted for as a financing obligation	(48)	(37)	(35)
Impairment of premises and equipment	19	100	23
Bonds' portfolio classification	(2)	25	19
Other	5	27	(4)

Loss before income tax	(2,605)	(3,218)	(258)

        Breakdown of total assets, total revenue, income / (loss) before income tax and net income/ (loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue(1)(2)	Income / (loss) before income tax(2)	Net income / (loss) attributable to NBG shareholders
	(EUR in millions)
12-month period ended December 31, 2014
Domestic	69,876	1,993	(2,581)	(2,625)
Other International	9,102	379	(24)	(21)
Turkish operations (Discontinued)	29,183	—	—	169

Group	108,161	2,372	(2,605)	(2,477)

12-month period ended December 31, 2015
Domestic	65,694	2,804	(3,238)	(3,254)
Other International	9,874	346	20	(87)
Turkish operations (Discontinued)	24,307	—	—	(5,123)

Group	99,875	3,150	(3,218)	(8,464)

12-month period ended December 31, 2016
Domestic	60,854	2,348	(497)	(466)
Other International	9,488	491	239	272
Turkish operations (Discontinued)	—	—	—	(106)

Group	70,342	2,839	(258)	(300)

(1)
Total revenue includes OTTI on available for sale securities.

(2)
Total revenue and Income/(loss) before income tax were calculated based on continuing operations

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SALARY AND EMPLOYEE BENEFITS

	2014	2015	2016
	(EUR in millions)
	Continuing operations	Continuing operations
Salaries and other staff related benefits	750	739	714
Net periodic pension cost: Employee benefit plans (see below)	30	27	24

Total	780	766	738

        Salaries and other staff related benefits include the amount of EUR 26 million (2014 and 2015: EUR 26 million) paid to IKA-ETAM in accordance to Greek Law 3655/2008, after the incorporation of the Bank's main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. This amount will be paid annually to IKA-ETAM for the next 7 years up to 2024 (see below "—(a) Defined Contribution Plans—National Bank of Greece Pension Plan").

        The average number of employees for the Group during the period January 1, 2016 up to December 31, 2016 was 16,296 (2014: 17,128, 2015: 17,112). The decrease in the Group's average number of employees was mainly due to the sale of ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. of approximately 411 employees (see Note 17).

        On December 9, 2016, the Bank announced to its employees the terms of the VES, which applied also to certain domestic subsidiaries. The deadline for applications was on December 22, 2016 and 1,171 employees participated for the Group (see "—((b) Defined Benefit Plans—Net periodic pension cost").

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

        However, in accordance with Greek Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016), from January 1, 2017, the employer contributions made by the Bank will be reduced equally every year until they reach in 2020 the 13.33% (December 31, 2016: 19.92%). Additionally, the aforementioned law introduced a maximum gross monthly income of EUR5,860.80, upon which social security contributions are calculated. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SALARY AND EMPLOYEE BENEFITS (Continued)

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

        The Bank's employees' Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the single auxiliary social security fund ("ETEAM"). The Bank pays its contributions to ETEAM since May 1, 2007. However, in accordance with new Greek Law 4387/2016 (GG A' 85) article 74, ETEA shall be renamed as "Unified Fund for Auxiliary Insurance and Lump Sum Benefits" ("ETEAEP"). ETEAEP includes, among others, ETEAM and according to transitional provisions of the Law N.4052/2012 (GG A' 256/2012), from January 1, 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

        In April 2006 the Bank applied under Greek Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Ethniki Hellenic General Insurance S.A. Benefit Plan

        As for the Bank's main pension plan, following legislation passed in April 2008, the post-retirement plan of EH has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3% from 20.0%. However, in accordance with Greek Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016), from January 1, 2017, the employer contributions made by EH will be reduced equally every year until they reach in 2020 the 13.33% (December 31, 2016: 16.67%). Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13.3%

Other Defined Contribution Pension Plans

        The London branch of the Bank and Group companies among which, NBG Asset Management Mutual Funds, EH, and NBG Cyprus, also make contributions to other defined contribution pension plans and funds for their employees.

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

NOTE 40:    SALARY AND EMPLOYEE BENEFITS (Continued)

T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

        Total contributions to social security funds, state run plans and defined contribution plans, for 2015 and 2016 were EUR 215 million and EUR 206 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

        Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan's regulation, from January 1, 2014 the Bank pays contribution of 2% only for the active employees as of December 31, 2013 and for the employees that subsequently joined the Bank.

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

        Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts therefore no provision for staff leaving indemnity was recognized. As a result the Group concluded that based on the available evidence the obligation for the remaining population of employees under the finite employment contracts is both probable and the amount of the obligation is reasonably estimable under the provisions of Greek Law 2112/1920 based on an actuarial valuation carried out in accordance with ASC 715-30.

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

NOTE 40:    SALARY AND EMPLOYEE BENEFITS (Continued)

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

Net periodic pension costs

        Net periodic pension costs for these defined benefit plans and termination indemnities includes the following components which are recognized in the income statement for the periods ended:

	2014	2015	2016
	(EUR in millions)
	Continuing operations	Continuing operations
Service cost	8	9	8
Interest cost	11	7	8
Expected return on plan assets	(2)	(1)	(2)
Amortization of actuarial losses	10	12	10
Amortization of past service cost	1	—	—
Losses / (income) on curtailments / settlements and other expense / (income)	2	—	110
Utilization of prior year provision	—	—	(110)

Net periodic pension cost	30	27	24

        In 2016, losses / (income) on curtailments / settlements and other expense / (income) mainly include the cost of the VES implemented by the Bank and certain domestic subsidiaries, amounting to EUR110 million.

        Furthermore, the amount of EUR 110 million utilization of prior year provision, relates to partial utilization of the provision recognized as of December 31, 2015 (see Note 36) in the context of Bank's commitment under the 2015 Revised Restructuring Plan to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018.

        In 2014, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided of EUR 5 million from EH VES that took place in the third quarter of 2014, while income of EUR 4 million relates to the Bank's VES actual benefits paid adjustment.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SALARY AND EMPLOYEE BENEFITS (Continued)

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2014	2015	2016
Discount rate	3.6%	2.0%	2.4%
Expected return on plan assets	3.6%	2.0%	2.4%
Rate of compensation increase	1.8%	1.6%	1.5%

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2014	2015	2016
	(EUR in millions)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	561	350	336
Service cost	8	9	8
Interest cost	11	7	8
Employee contributions	3	3	4
Actuarial loss/(gain)	52	(22)	21
Adjustment for disposal and other	—	—	1
Benefits paid from the Fund	(24)	(9)	(23)
Benefits paid directly by the Group	(264)	(3)	(126)
Settlements/Terminations/Curtailments	2	1	110
Prior service cost arising over last period	1	—	—

PBO, end of year	350	336	339

        In 2014, the Bank paid benefits of EUR 258 million for indemnities as part of the VES for the Bank's employees that took place in 2013. In 2016, the Bank and certain subsidiaries paid benefits of EUR 122 million for indemnities as part of the 2016 VES.

	2014	2015	2016
	(EUR in millions)
Change in plan assets:
Fair value of plan assets, beginning of year	67	63	68
Actual return on plan assets	3	1	2
Employer contributions	13	8	18
Employee contributions	3	3	4
Expenses	1	2	1
Benefits paid	(24)	(9)	(23)

Fair value of plan assets, end of year	63	68	70

        Employer contributions paid by the Group, are in excess of the EUR 9 million total expected contributions for funded plans for 2016.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SALARY AND EMPLOYEE BENEFITS (Continued)

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2014	2015	2016
	(EUR in millions)
Funded status, end of year	(287)	(268)	(269)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2014	2015	2016
Discount rate	2.0%	2.4%	1.6%
Rate of compensation increase	1.6%	1.6%	1.6%

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2014	2015	2016
	(EUR in millions)
Projected benefit obligation	350	336	339
Accumulated benefit obligation	329	320	315
Fair value of plan assets	63	68	70

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2014	2015	2016
	(EUR in millions)
Net actuarial losses	162	127	137
Prior service cost	(2)	(2)	(1)

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31 are as follows:

	2014	2015	2016
	(EUR in millions)
Net Loss / (Gain)	52	(23)	19
Prior Service Cost / (Credit)	1	—	—
(Gain)/Loss due to Curtailment/Settlement	—	—	4
Amortization of Losses / (Gains)	(10)	(12)	(12)
Amortization of Prior Service Cost	(1)	—	—

Total recognized on Other comprehensive (income) / loss	42	(35)	11

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2017 are NIL of prior service cost and EUR 9 million of net actuarial loss.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 40:    SALARY AND EMPLOYEE BENEFITS (Continued)

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

					2017
	2015		2016
					Proportion range
	Amount	Proportion	Amount	Proportion
	(EUR in millions)		(EUR in millions)
Cash and due from banks	2	2.9%	2	2.9%	0%–3%
Other	66	97.1%	68	97.1%	90%–97%

Total	68	100%	70	100%

        Other relates mainly to assets of Deposit administration fund ("DAF") policies issued by the Group's main insurance company EH. DAF assets and deposits are measured at the fund balance plus any accrued return to policyholders.

        Benefit payments projected to be made from the defined benefit plans, are as follows:

Benefit payments projected
(EUR in millions)
Expected Benefits next year	31
Expected Benefits in 2 Yrs	19
Expected Benefits in 3 Yrs	10
Expected Benefits in 4 Yrs	12
Expected Benefits in 5 Yrs	12
Expected Benefits in 6th to 10th Yr	124

        In 2017, the Group is expected to make EUR 7 million in contributions to funded plans and pay EUR 31 million in retirement indemnities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income attributable to NBG shareholders, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/ (losses) on Available-for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in millions)
Balance, January 1, 2014	(2,679)	184	(101)	(2,596)
Other comprehensive income before reclassifications	174	9	(54)	129
Amounts reclassified from accumulated other comprehensive income	—	(91)	11	(80)

Net current-period other comprehensive income	174	(82)	(43)	49

Balance, December 31, 2014	(2,505)	102	(144)	(2,547)
Other comprehensive income before reclassifications	(603)	108	23	(472)
Amounts reclassified from accumulated other comprehensive income	—	17	8	25

Net current-period other comprehensive income	(603)	125	31	(447)

Balance, December 31, 2015	(3,108)	227	(113)	(2,994)
Other comprehensive income before reclassifications	(146)	352	(14)	192
Amounts reclassified from accumulated other comprehensive income due to disposal of subsidiaries	3,133	(115)	18	3,036
Amounts reclassified from accumulated other comprehensive income	—	(90)	6	(84)

Net current-period other comprehensive income	2,987	147	10	3,144

Balance, December 31, 2016	(121)	374	(103)	150

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income attributable to NBG shareholders for the period ended December 31, 2014

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
	(EUR in millions)
Unrealised gains and losses on available-for-sale securities	23	Interest income: Securities available-for-sale
	96	Net realised gains / (losses) on sale of available-for-sale securities
	(6)	Other-Than-Temporary-Impairment

	113	Total before tax
	(26)	Income tax expense

	87	Net of tax

Amortization of defined benefit pension items
Prior service costs	(1)
Actuarial loss	(10)

	(11)	Total before tax

	(11)	Net of tax

Income / (loss) from discontinued operations	4

Total reclassifications for the period	80

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2015

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Unrealised gains and losses on available-for-sale securities	3	Interest income: Securities available-for-sale
	2	Net realised gains / (losses) on sale of available-for-sale securities
	(36)	Other-Than-Temporary-Impairment

	(31)	Total before tax
	8	Income tax benefit

	(23)	Net of tax

Amortization of defined benefit pension items
Actuarial loss	(12)

	(12)	Total before tax
	3	Income tax benefit

	(9)	Net of tax

Income / (loss) from discontinued operations	7

Total reclassifications for the period	(25)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2016

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Foreign currency translation adjustments	35	Other non-interest income

	35	Total before tax

	35	Net of tax

Unrealised gains and losses on available-for-sale securities	120	Net realised gains / (losses) on sale of available-for-sale securities
	(6)	Other-Than-Temporary-Impairment

	114	Total before tax
	(24)	Income tax expense

	90	Net of tax

Amortization of defined benefit pension items
Actuarial loss	(9)
	1	Other non-interest income

	(8)	Total before tax
	2	Income tax benefit

	(6)	Net of tax

Income / (loss) from discontinued operations	(3,071)

Total reclassifications for the period	(2,952)

NOTE 42:    FOREIGN EXCHANGE POSITION

        At December 31, 2016, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 6,063 million (EUR 6,493 million for 2015 and EUR 7,044 million for 2014) and EUR 5,211 million (EUR 5,544 million for 2015 and EUR 6,755 million for 2014), respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 43:    RESTATEMENT

        During the current period the Group modified the presentation of derivative financial instruments in the consolidated balance sheet. In prior periods, the carrying amount of derivatives in the consolidated balance sheet was presented net of unpaid accrued interest, while the latter was included within the "Accrued interest receivable" and "Accounts payable, accrued expenses and other liabilities" line items. In the current period derivatives are presented on a gross basis, thus unpaid accrued interest receivable and payable is netted-off at deal level and then classified within line items "Derivative assets" or "Derivative liabilities" based on the classification of each derivative (asset or liability). Accordingly, the Group's consolidated balance sheet as at December 31, 2015 was restated as follows:

Statement of Financial Position

	As of December 31, 2015
	As previously reported	Reclassifications to HFS (see Note 17)	Restatements	Total
		(EUR in millions)
Derivative assets	3,895	(4)	182	4,073
Accrued interest receivable	476	(12)	(239)	225
TOTAL ASSETS	99,932		(57)	99,875
Derivative liabilities	4,641	—	167	4,808
Accounts payable, accrued expenses and other liabilities	2,573	(20)	(224)	2,329
Total liabilities	104,262		(57)	104,205
Total equity and liabilities	99,932		(57)	99,875

NOTE 44:    POST BALANCE SHEET EVENTS

        Further post balance sheet events are disclosed in:

  •
  Note 3: Summary accounting policies

  •
  Note 4: Mergers, acquisitions, disposals and new entities established

  •
  Note 11: Investment securities

  •
  Note 36: Regulatory matters.