Form 20-F
period 2017-12-31
NATIONAL BANK OF GREECE SA
filed 2018-05-15
CIK 1096061

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Ordinary shares*

* Not for trading, but only in connection with the prior registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares (each representing one ordinary share) were delisted from the New York Stock Exchange on December 17, 2015 and its American Depositary Shares program was voluntarily terminated on March 15, 2018.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as at December 31, 2017, the close of the period covered by the annual report:

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

        All references in this Annual Report (the "Annual Report") to the "Bank", "NBG" or "the Company" are to National Bank of Greece S.A. without its subsidiaries. The Bank and its consolidated subsidiaries, collectively, are referred to in this Annual Report as the "NBG Group" or the "Group". All references in this Annual Report to "we", "us" or "our" are, as the context requires, to the Bank or to the NBG Group as a whole and all references in this Annual Report to the "Greek government" or "Hellenic Republic" are to the Hellenic Republic. In addition, no part of any website, except as expressly incorporated, forms part of this Annual Report.

Currency and Financial Statement Presentation

        The NBG Group operates in many countries and earns money and makes payments in many different currencies. All references to "$", "U.S. dollars", "USD" or "US$" are to United States dollars and all references to "EUR", "Euro" or to "euro" are to the lawful currency introduced at the start of the third stage of the European Economic and Monetary Union in accordance with the Treaty Establishing the European Community, as amended, which was adopted by the Hellenic Republic as at January 1, 2001. All references to the "Eurozone" or "euro area" are to the member states of the European Union (the "EU") that have adopted the euro as their national currency in accordance with the Treaty on EU signed at Maastricht on February 7, 1992. All references to "BGN" are to Bulgarian leva, all references to "£" or "GBP" are to British pounds, all references to "JPY" are to Japanese yen, all references to "MKD" are to Macedonian dinars, all references to "RON" are to Romanian lei and all references to "ZAR" are to South African rand.

        Solely for convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These are simply convenience translations and you should not expect that a euro amount actually represents a stated U.S. dollar amount or that it could be converted into U.S. dollars at the rate suggested, or any other rate. In this Annual Report, the translations of euro amounts into U.S. dollars, where indicated, have been made at the noon buying rate for cable transfers of euro into U.S. dollars of US$1.00 = 0.8282, as certified for customs by the Federal Reserve Bank of New York (the "Noon Buying Rate") on Monday, April 30, 2018. The respective rates for the South African rand, Macedonian dinar, Bulgarian leva, Romanian Lei, Serbian dinar, British pounds and Japanese yen, are: South African rand 12.4775 per US$1.00, Macedonian dinars 50.9700 per US$1.00, Bulgarian leva 1.6190 per US$1.00, Romanian lei 3.8587 per US$1.00, British pounds 0.7126 per US$1.00 and Japanese yen 107.600 per US$1.00. The table below sets out the highest and lowest exchange rate between the euro and the U.S. dollar, for each of the completed six months preceding the filing of this Annual Report:

	Euro
Month	High	Low
November 2017	0.8638	0.8378
December 2017	0.8529	0.8318
January 2018	0.8388	0.8008
February 2018	0.8189	0.8012
March 2018	0.8186	0.8039
April 2018 (through April 30, 2018)	0.8282	0.8075

        The following table sets forth the average exchange rates between the U.S. dollar and the euro for each of the five years ended December 31, 2013, 2014, 2015, 2016 and 2017 and for the current annual period through April 30, 2018. The following exchange rates have been calculated using the average of the Noon Buying Rates for euro on the last day of each month during each of these periods.

Annual Period	US$1.00= Euro
2013	0.7530
2014	0.7520
2015	0.9012
2016	0.9032
2017	0.8851
2018 (through April 30, 2018)	0.8141

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

  •
  Existing and prospective additional fiscal measures, adopted as part of the financial support program for Greece adopted in August 2015 (the "Third Program"), may impose further constraints on economic activity in Greece;

  •
  The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth;

  •
  Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not exacerbate political uncertainty;

  •
  Continuing low liquidity and the continuation of capital controls in Greece;

  •
  Although our dependence on European Central Bank ("ECB") funding currently relates solely to Targeted Longer-term Refinancing Operations and we have eliminated Emergency Liquidity Assistance ("ELA") funding, if additional ECB or ELA funding is needed in the future it will be subject to ECB rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds.

  •
  Deteriorating asset valuations resulting from poor market conditions may limit our ability to post collateral for funding purposes from the ECB;

  •
  High outflows of funds from customer deposits;

  •
  The sufficiency of our level of capital if economic conditions in Greece do not improve or if they deteriorate further;

  •
  Our need for additional capital and liquidity as a result of regulatory changes;

  •
  Wholesale borrowing costs and access to liquidity and capital may be negatively affected by, and there may be further material adverse consequences of, any future downgrades of the Hellenic Republic's credit rating;

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

  •
  The Bank may be legally restricted from paying dividends or may not be able to pay dividends in the future subject to additional specially applicable restrictions on paying dividends to its shareholders;

  •
  Constraints to our operational autonomy as a recipient of State Aid;

  •
  The ability of the Hellenic Financial Stability Fund ("HFSF") to exercise significant influence over our operations;

  •
  Increases in non-accruing loans;

  •
  Loan portfolio may continue to contract;

  •
  Our regulatory capital may be adversely affected by the implementation of IFRS 9 "Financial Instruments" ("IFRS 9"), as endorsed by the EU;

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

  •
  Political, governmental or macroeconomic risks in our Southeastern Europe ("SEE") operations;

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

RECENT DEVELOPMENTS

        On January 31, 2018 the ECB commenced the stress test exercise relating to the four systemic Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) with the publication of the macroeconomic scenarios to be used by the banks. The stress test of the four systemic Greek banks was conducted on an accelerated timeline compared to the other in-scope banks in order to allow the results to be published before the end of the current European Stability Mechanism Program for Greece (August 2018), but following the same EBA approach and methodologies as that applied to the other EU banks. The results for the four systemic Greek banks were announced by the Supervisory Board of the ECB on May 5, 2018, and showed that in the adverse scenario, the average Common Equity Tier 1 ("CET1") capital depletion was 9 percentage points, equivalent to EUR15.5 billion across the four systemic Greek banks. The results for the other EU banks are expected to be published by November 2, 2018.

        The Bank conducted the stress test exercise using the EBA methodology, the benchmark parameters, macroeconomic scenarios and shocks provided by the EBA and the ECB, as well as any additional guidance and notes published and/or relayed though formal communication channels. As a result, under the EBA adverse scenario, the CET1 ratio declined by 9.6 percentage points ("ppts"), reaching a CET1 level of 6.9% in 2020, including an IFRS 9 impact of 70 basis points ("bps") post January 1, 2018 and a CRD IV (as per Directive 2013/36/EU and the EU Capital Requirements Regulation (together, the "CRD IV")) impact of 20bps. Under the baseline scenario, the CET1 ratio of the Group declined by 50bps reaching 16.0% in 2020, including an impact of 70bps from IFRS 9 phased in adoption and 20bps from CRD IV. Following the supervisory dialogue, the Bank was informed that the stress test outcome, along with other factors, have been assessed by SSM's Supervisory Board pointing to no capital shortfall and that no capital plan was deemed necessary as a result of the exercise.

        The stress test results will inform the 2018 Supervisory Review and Evaluation Process ("SREP"), challenging banks' capital plans and leading to relevant supervisory outcomes. The stress test will also provide enhanced transparency so that market participants can compare and assess the resilience of EU banks on a consistent basis.

        On May 4, 2018, the Board of Directors accepted the resignation of the Bank's Chief Executive Officer ("CEO"), Mr. Leonidas Fragkiadakis. At the same meeting, the Board of Directors announced that it decided to proceed promptly with the formulation and implementation of a new strategy following the completion of the biggest part of the Revised Restructuring Plan. The Board of Directors appointed Deputy Chief Executive Officer Mr. Paul Mylonas as Acting CEO of the Bank until the forthcoming Annual General Meeting, and has commenced a recruitment process for a new CEO.

PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    Selected Financial Data

        The following information as at, and for the years ended, December 31, 2013 through 2017 has been derived from the consolidated financial statements of the Group. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The selected financial and operating data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", in this Annual Report and with the Group's audited financial statements prepared in accordance with U.S. GAAP and the notes thereto as at December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 (the "U.S. GAAP Financial Statements") included elsewhere in this Annual Report.

        Our selected financial and operating data for the twelve month period ended December 31, 2017 has been prepared stating separately continuing operations from discontinued operations, the latter relating to, Ethniki Hellenic General Insurance S.A. ("Ethniki Insurance" or "NIC"), Banca Romaneasca S.A. ("Romaneasca"), Banka NBG Albania Sh.a. ("NBG Albania"), The South African Bank of Athens Ltd ("S.A.B.A."), Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska"), NBG Leasing d.o.o. Belgrade, United Bulgarian Bank A.D. ("UBB"), and Interlease E.A.D. in accordance with Accounting Standards Codification ("ASC") 205-20 "Discontinued Operations". The selected historical financial data for the years 2016, 2015, 2014 and 2013 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2017, comprise NIC, Romaneasca, NBG Albania and S.A.B.A., whereas for historical data for 2016, 2015, 2014 and 2013 comprise, NIC, Romaneasca, NBG Albania, Vojvodjanska, NBG Leasing d.o.o. Belgrade, Finansbank A.S. ("Finansbank"), UBB, Interlease E.A.D., S.A.B.A., Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A., and NBGI Private Equity Funds for 2015 and 2016.

  •
  Finansbank A.S.  On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank (the "Finansbank Transaction"). On December 21, 2015, the Bank's Board of Directors approved the sale to Qatar National Bank ("QNB") of NBG Group's 99.81% stake in Finansbank together with NBG's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the Finansbank Transaction, which is also in line with the relevant commitment included in the Restructuring Plan approved by the Directorate General for Competition of the European Commission ("DG-Comp") on December 4, 2015 ("Revised Restructuring Plan") (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the Finansbank Transaction amounted to EUR 2,750 million. In addition, QNB repaid upon closing the USD 910 million of subordinated debt that NBG had extended to Finansbank. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan approved by the European Directorate General for Competition ("DG-Comp") on December 4, 2015. As a

    result, the investment in Finansbank qualified to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank met the definition of a discontinued operation because in accordance with ASC 205 20 "Discontinued Operations", it represented a strategic shift that has a major effect on the Group's operations and financial results. The closing of the Finansbank Transaction was completed on June 15, 2016, on which date control of Finansbank passed to QNB. Details of the net assets disposed of, and the calculation of the income or loss on disposal, are disclosed in Note 4.

  •
  NBGI Private Equity Funds:  On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100.00% of its interests in Private Equity Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounted to EUR 288 million. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan approved by DG-Comp on December 4, 2015 (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). Closing of the transaction took place on September 30, 2016, on which date control of the Private Equity Funds passed to the Buyers. As a result, the investment in the Private Equity Funds qualified to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard are met. The disposal was completed on September 30, 2016 on which date control of the Private Equity Funds passed to the Buyers.

  •
  Astir Palas Vouliagmenis S.A.  On February 10, 2014 Jermyn Street Real Estate Fund IV L.P. ("JERMYN") was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A. Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement (the "Astir SPA") was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. ("HRADF") in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The disposal was completed on October 27, 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received amounted to EUR 299 million and the gain amounted to EUR 203 million.

  •
  The South African Bank of Athens Ltd.  On December 22, 2016, the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited ("AFGRI"), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to EUR 19 million.

    Following the decision to dispose of its entire stake in S.A.B.A., the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and concluded that it should recognize an impairment loss of EUR 15 million (of which EUR 14 million in 2016) at the Group level, which is included in the income or loss for the period from discontinued operations.

    Closing of the transaction is expected during the third quarter of 2018 and is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank

    (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received). S.A.B.A. meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift.

  •
  United Bulgarian Bank A.D. and Interlease E.A.D.  On December 30, 2016, the Bank entered into a definitive agreement with KBC Group ("KBC") for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounted to EUR 610 million. Before closing of the Transaction, UBB made a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

    The above agreement included the sale of the 30% stake in UBB-Metlife held by NIC, hence the carrying amount of UBB-Metlife of EUR 4 million has also been reclassified as held for sale and was included in the line "Equity method investments" of the below analysis.

    Finally, in the context of the same agreement NIC sold its 20% stake in UBB Insurance Broker AD. The remaining 80% of the company was held by UBB and its assets and liabilities were included in the below analysis.

    The disposal was completed on June 13, 2017, on which date control of the Bulgarian operations passed to KBC. Details of the net assets disposed of, and the calculation of the income or loss on disposal, are disclosed in Note 4.

  •
  Vojvodjanska and NBG Leasing d.o.o. Belgrade. ("Serbian Operations").  On August 4, 2017, the Bank entered into a definitive agreement with OTP Bank Serbia ("OTPS") for the divestment to OTPS of the Bank's 100.00% stake in its subsidiaries in Serbia, Vojvodjanska and NBG Leasing d.o.o. Belgrade (along with the 100.00% held subsidiary NBG Services d.o.o. Belgrade). The agreed consideration for the sale amounted to EUR 125 million.

    The disposal was completed on December 1, 2017, on which date control of the Serbian Operations passed to OTPS. Details of the net assets disposed of, and the calculation of the income or loss on disposal, are disclosed in Note 4.

  •
  Banka NBG Albania Sh.A.  On February 2, 2018, the Bank entered into a definitive agreement with American Bank of Investments S.A. ("ABI") for the divestment to ABI of the Bank's entire stake (100%) in its subsidiary NBG Albania. The agreed consideration for the sale amounts to EUR 25 million.

    Following the decision to dispose of its entire stake in NBG Albania, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and concluded that it should recognize an impairment loss of EUR 37 million at the Group level which is included in the income or loss for the period from discontinued operations.

    As at December 31, 2017, the negotiations with the buyer were at an advanced stage, hence the investment met the criteria to be classified as held for sale and discontinued operations.

    The transaction is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania. Closing is expected to occur by the end of the third quarter 2018.

  •
  Banca Romaneasca S.A.  On July 26, 2017, the Bank entered into a definitive agreement with OTP Bank Romania ("OTPR") for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Romaneasca. The agreed consideration for the sale amounts to EUR 72 million.

    Following the decision to dispose of its entire stake in Romaneasca, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and concluded that it should recognize an impairment loss of EUR 131 million at the Group level which is included in the income or loss for the period from discontinued operations. The impairment loss includes loss of EUR 20 million regarding an agreed repayment of loans.

    However, on March 19, 2018, the Bank announced that the National Bank of Romania ("NBR") rejected OTPR's application to acquire 99.28% of Romaneasca. NBR's approval of OTP, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction.

    Nevertheless, the management remains committed to sell the Company, considers that the sale is highly probable and expects it to conclude the sale within 12 months. For this reason the company remains classified as long lived assets held for sale and discontinued operations.

  •
  Ethniki Hellenic General Insurance S.A.  On June 27, 2017, the NBG's Board of Directors approved the divestiture of a 75.00% stake in NIC to EXIN Financial Services Holding B.V. ("EXIN") and the establishment of an exclusive bancassurance agreement, which was to govern the distribution of products of NIC via the NBG network.

    However, on March 28, 2018, which was the last date ("Longstop Date") for EXIN to fulfill certain condition precedents specified in the Share and Purchase Agreement ("SPA") entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank considered various strategic options in relation to its investment in NIC and in line with its Revised Restructuring Plan.

    Following a decision of the Bank's Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC by approaching the remaining selected bidders that participated in the last stage of the binding offers phase in May 2017. For this reason the Company remains classified as long lived asset and discontinued operations.

	Year ended December 31,
	2013	2014	2015	2016	2017	2017(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA
Continuing operations
Total interest income	2,371	2,111	1,869	1,693	1,577	1,904
Total interest expense	(1,071)	(821)	(686)	(547)	(311)	(376)

Net interest income before provision for loan losses	1,300	1,290	1,183	1,146	1,266	1,528
Provision for loan losses	(557)	(1,734)	(3,190)	(499)	(610)	(737)

Net interest income after provision for loan losses	743	(444)	(2,007)	647	656	791

Non-interest income / (loss)
Credit card fees	25	25	34	47	60	72
Service charges on deposit accounts	6	7	2	7	6	7
Other fees and commissions	274	272	236	223	252	304
Net trading loss	98	(1,100)	201	(324)	48	58
Equity in earnings of investees and realized gains/(losses) on disposals	7	5	2	1	3	4
Other income	263	152	115	350	94	113

Total non-interest income / (loss) excluding gains / losses on investment securities	673	(639)	590	304	463	558

Net gains/(losses) on available-for-sale securities	139	36	(9)	88	70	85
OTTI of available-for-sale securities and held-to-maturity securities (of which NIL was recognized through AOCI)	(275)	(3)	(26)	(2)	—	—

Net gains / (losses) on investment securities	(136)	33	(35)	86	70	85

Total non-interest income / (loss)	537	(606)	555	390	533	643

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions, except per share data)
Non-interest expense
Salaries, employee benefits and voluntary early retirement schemes	(982)	(666)	(655)	(645)	(588)	(710)
Depreciation of premises and equipment	(48)	(49)	(49)	(46)	(48)	(58)
Amortization of intangible assets	(49)	(45)	(40)	(42)	(39)	(47)
Impairment of goodwill	(9)	(58)	(115)	—	—	—
Summary other(2)	(757)	(1,021)	(1,041)	(564)	(526)	(634)

Total non-interest expense	(1,845)	(1,839)	(1,900)	(1,297)	(1,201)	(1,449)

Income / (loss) before income tax	(565)	(2,889)	(3,352)	(260)	(12)	(14)
Income tax expense	(27)	(32)	(30)	21	19	23

Income / (loss) from continuing operations	(592)	(2,921)	(3,382)	(239)	7	8
Income / (loss) from discontinuing operations	661	448	(5,085)	(62)	(235)	(284)

Net income / (loss)	69	(2,473)	(8,467)	(301)	(228)	(276)
Less: Net income attributable to the non-controlling interest	(32)	(4)	3	1	(2)	(2)

Net income / (loss) attributable to NBG shareholders	37	(2,477)	(8,464)	(300)	(230)	(278)
Basic EPS—Net income / (loss) from continuing operations(3)	(6.38)	(14.01)	(2.94)	(0.03)	0.00	0.00
Basic EPS—Net income / (loss)(3)	0.40	(11.90)	(9.41)	(0.03)	(0.03)	(0.04)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8282 on April 30, 2018. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other" comprises (i) occupancy expenses, (ii) equipment expenses, (iii) deposit insurance premium and (iv) other non-interest expenses.

(3)
The weighted average number of common shares take into account the issue of 1,136,363,637 in May 2014, the reverse split of 1 new share for 15 existing shares in December 2015 and the issue of 8,911,608,218 new shares.

	As at December 31,
	2013	2014	2015	2016	2017	2017(1)
	EUR	EUR	EUR	EUR	EUR	USD
	(in millions)
CONSOLIDATED BALANCE SHEET DATA
ASSETS
Cash and due from banks	950	1,737	962	679	1,394	1,683
Deposits with Central Bank	734	607	614	451	466	563
Securities purchased under agreements to resell	35	—	6	3	6	7
Interest bearing deposits with banks	3,046	2,591	2,215	2,072	1,655	1,998
Trading assets	2,526	2,081	2,156	1,869	1,792	2,164
Available-for-sale securities	2,739	1,300	3,935	9,916	3,332	4,023
Held-to-maturity securities	9,251	9,208	9,160	—	—	—
Loans	52,580	50,984	50,132	47,739	45,017	54,355
Less: Allowance for loan losses	(6,484)	(8,077)	(11,104)	(10,233)	(9,189)	(11,095)

Net loans	46,096	42,907	39,028	37,506	35,828	43,260
Long-lived assets classified as held for sale	34,272	38,368	34,107	9,644	5,024	6,066
Summary other assets(2)	7,128	9,362	7,692	8,202	7,331	8,852

Total assets	106,777	108,161	99,875	70,342	56,828	68,616

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits excluding interbank deposits	45,528	45,712	38,395	38,546	40,479	48,876
Interbank deposits	22,017	15,718	24,750	13,124	3,370	4,069

Total deposits	67,545	61,430	63,145	51,670	43,849	52,945
Securities sold under agreements to repurchase	3,436	3,545	46	4,730	3,417	4,126
Long-term debt	1,362	2,368	1,572	975	1,398	1,688
Contingently convertible debt	—	—	2,040	—	—	—
Liabilities directly associated with long-lived assets classified as held for sale	26,653	30,082	30,975	7,356	3,791	4,577
Summary other liabilities(3)	5,165	8,299	6,427	7,121	5,867	7,083

Total liabilities	104,161	105,724	104,205	71,852	58,322	70,419

Redeemable non-controlling interest—Temporary equity	250	—	—	—	—	—
PERMANENT EQUITY
Preferred stock, (12,639,831 shares of par value of EUR 0.30 each at 2013 and 2014 and 270,000,000 shares of par value EUR 5.00 each at 2013 and 2014, respectively)	1,354	1,354	—	—	—	—
Common stock	719	1,060	2,744	2,744	2,744	3,313
Additional paid-in capital	17,859	19,918	21,740	21,740	21,730	26,238
Accumulated other comprehensive income/(loss)	(2,596)	(2,547)	(2,994)	150	395	477
Treasury stock, at cost	(2)	—	(1)	(1)	—	—
Accumulated surplus / (deficit)	(15,007)	(17,387)	(25,851)	(26,151)	(26,381)	(31,853)

Total NBG shareholders' equity / (deficit)	2,327	2,398	(4,362)	(1,518)	(1,512)	(1,825)

Non-controlling interest	39	39	32	8	18	22

Total liabilities and equity	106,777	108,161	99,875	70,342	56,828	68,616

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1.00 = EUR 0.8282 on April 30, 2018. For information regarding the historical rates of exchange between the euro and the U.S. dollar, refer to "Introduction—Currency and Financial Statement Presentation" in this Annual Report.

(2)
"Summary other assets" comprises (i) equity method investments, (ii) goodwill, (iii) software and other intangibles, (iv) premises and equipment, net, (v) accrued interest receivable, (vi) derivative assets, and (vii) other assets (see Note 16 to the U.S. GAAP Financial Statements).

(3)
"Summary other liabilities" comprises (i) other borrowed funds, (ii) accounts payable, accrued expenses and other liabilities and (iii) derivative liabilities.

SELECTED FINANCIAL RATIOS

	Year ended December 31,
	2013	2014	2015	2016	2017
	(%)
Return on assets(1)	–0.6	–3.3	–4.8	–0.4	—
Return on equity(2)(4)	—	(113)	—	—	—
Average equity to average assets(3)(4)	—	2.9	–1.4	–4.4	–2.6

(1)
Calculated by dividing net income by average total assets as shown in Item 4.E, "Selected Statistical Data—Average Balances and Interest Rates".

(2)
Calculated by dividing net income attributable to NBG shareholders by average total NBG shareholders equity. Average total NBG shareholders equity is equal to the arithmetical average of total NBG shareholders' equity at the beginning and at the end of the period, these being the only dates for which the Group has calculated net equity according to U.S. GAAP.

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

        The Group uses the non-GAAP financial measures "total assets excluding long-lived assets classified as held for sale" and "total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale" in order to enhance the comparability of its financial performance between reporting periods and because excluded long- lived assets classified as held for sale and liabilities directly associated with those assets are not indicative of Group's future performance.

        These financial measures are not determined in accordance with U.S. GAAP and, accordingly, should not be considered as an alternative to other measures derived in accordance with U.S. GAAP. For a reconciliation of these metrics to the reported assets and liabilities, see the table below.

EUR (in millions)	2015	2016	2017
Total deposits	63,145	51,670	43,849
Less: Interbank deposits	24,750	13,124	3,370
Deposits excluding interbank deposits	38,395	38,546	40,479
Total assets	99,875	70,342	56,826
Less: Long lived assets classified as held for sale	34,107	9,644	5,019
Total assets excluding long-lived assets classified as held for sale	65,768	60,698	51,807
Total liabilities	104,205	71,852	58,322
Less: Liabilities directly associated with long-lived assets classified as held for sale	30,975	7,356	3,791
Total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale	73,230	64,496	54,531

  Dividends

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 26, 2014, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920 (or Codified Law 2190/1920).

        No dividend distribution to any class of shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 19, 2015, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        No dividend distribution to shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 30, 2016, in compliance with the provisions of articles 44a, 42c and 43 of Greek Company Law 2190/1920.

        No dividend distribution to shares was approved by the annual Ordinary General Meeting of the Bank's Shareholders held on June 30, 2017, in compliance with the provisions of article 44a of Greek Company Law 2190/1920.

        The Bank will not propose the distribution of dividends for the year ended December 31, 2017 to the annual Ordinary General Meeting of the Bank's Shareholders, in compliance with provisions of article 44a of Greek Company Law 2190/1920.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        If you are considering purchasing our ordinary shares, you should carefully read and consider all the information contained in this document, including the risk factors set out below, prior to making any investment decision. If any of the events described below actually occur, our business, results of operations and financial condition could be materially adversely affected, and the value and trading price of our ordinary shares may decline, resulting in a loss of all or a part of any investment in our ordinary shares.

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

        For the financial year ended December 31, 2017, 92.8% of our net interest income before provision for loan losses and as at December 31, 2017, 95.5% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 2.6 billion of Greek government bonds and Greek treasury bills represented, as at December 31, 2017, 5.0% of our total assets excluding long-lived assets classified as held for sale and 51.6% of our trading and investment debt securities. Accordingly, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        Following almost eight years of recession in the period 2008-2016, the still challenging economic and business environment in Greece has had and continues to have significant adverse consequences on the Group, despite the improvement in economic activity in 2017. More specifically, the Greek economy re-entered recession in 2015, following a very mild recovery in 2014, with Gross Domestic Product ("GDP", in constant prices) recording an average annual decline of 0.3% in both 2015 and in 2016, mainly due to uncertainty, the significant external liquidity shortages and the need to implement new fiscal adjustment measures, following the agreement on a new program for financial support in August 2015. However, GDP growth entered positive territory in 2017, despite the tighter-than-initially-expected fiscal conditions (Source: EL.STAT, Quarterly National Accounts Press Release, March 2018).

        The third economic adjustment program for Greece implemented in August 2015 (the "Third Program") was activated against a backdrop of severe economic uncertainty, intensifying liquidity tensions and capital flight that appeared to threaten the membership of the Hellenic Republic in the European Monetary Union and the EU and gave rise to a new recessionary spiral, following a cumulative contraction in economic activity of 25.9% year-over-year between 2008 and 2014 (Source: EL.STAT, Quarterly National Accounts Press Release, March 2018). In this environment, the Greek government officially requested financial assistance from the EU on July 10, 2015 (Source: European Commission's proposal for a council implementation decision on granting short term European Union financial assistance to Greece under a new program from the European Stability Mechanism ("ESM")). On August 19, 2015 the Hellenic Republic entered into a Memorandum of Understanding ("MoU") with the European Commission ("EC") and the ESM for the provision of further stability support accompanied by the Third Program. While there has been considerable progress in the Third Program implementation, which contributed to a significant reduction in uncertainty—by effectively minimizing the risk of the exit of Greece from the Eurozone in the summer of 2015 implementation challenges related to the completion of the fourth and final review of the Third Program, the sustainability of economic recovery and the capacity of the Hellenic Republic to service its debt in the medium-to-longer term based on market financing, impose risks to the baseline macroeconomic scenario.

        Economic activity remains subject to downside risks in view of the very gradual improvement in household disposable income, tight liquidity conditions and the need to increase further the primary budget surplus to reach the demanding Third Program target for a surplus of 3.5% of GDP in 2018-2022.

        In this respect, despite the improvement of several indicators related to economic activity over the course of 2017 and to date and the return to positive GDP growth in 2017 economic and financial conditions in Greece remain susceptible to downside risks such as:

  •
  the persistent effects of the recession on borrowers' debt servicing capacity maintain the stress on banks' portfolio quality and weaken demand for loans, as well as constraining the supply of loans in the Greek banking sector, leading to a protracted reduction of lending activities;

  •
  additional pressures on economic activity and the private sector's financial position could emerge from the implementation of new fiscal measures that have been legislated in 2017, in the context of completing the second and third reviews of the Third Program, and are planned to take effect in the period 2018-2020 in the context of the Third Program's medium-term fiscal strategy. These measures are planned to ensure the achievement of the Third Program medium-term targets and credibly restore fiscal soundness in the medium term and are expected to continue to impact the private sector's saving capacity and propensity to consume and invest. These effects could adversely affect financial conditions, credit demand and may also weaken economic growth in the near-to-medium term;

  •
  despite the improving macroeconomic trends in 2017 and positive prospects for economic activity in 2018-2019 as noted by official institutions (such as the European Commission and International Monetary Fund ("IMF")), Greece's economic performance remains sensitive to the confluence of several internal factors (such as the sustainability of the fiscal adjustment progress, financial market and liquidity conditions and the pace of improvement of private sector income and debt-servicing capacity), as well as, to external factors (as indicated in the last bullet below) and there can be no assurance the positive macroeconomic trends expected by the European Commission, the IMF and private sector, forecasts will be achieved. The actual growth in 2017 fell considerably short of the initial official sector estimates in early 2017, reaching 1.3% year-over-year against a forecast of 2.5%, year-over-year, according to the average estimate of the European Commission and the IMF (Sources: European Commission, Winter Forecast, February 2017 and IMF, World Economic Outlook, Database, April 2017);

  •
  pressure on house prices eased in 2017, with the annual pace of decline in average house prices slowing to –0.3% year-over-year in the fourth quarter of 2017, the lowest pace in nine years, following a cumulative drop of 41.4% between its peak in 2008 and 2016 (Sources: Bank of Greece, Bulletin of Conjuctural Indicators, January-February 2018 and Bank of Greece, Real Estate database), but the remaining high backlog of unsold houses, in conjunction with a prospective acceleration of foreclosures in the upcoming years (related, inter alia, to legislative changes made in 2016) and elevated tax pressure on real estate property, could impose risks from a further price adjustment and/or very gradual recovery of this market, if a strong economic growth scenario does not materialize;

  •
  despite the considerable progress in 2017 in the implementation of a new round of measures that smoothen the Hellenic Republic's future debt repayment profile and reduce interest rates under the "short term set" of measures agreed in the Eurogroup of May 25, 2016, the Hellenic Republic's debt remains high and debt servicing costs are estimated to increase from 2030 to 2060, exceeding the medium-term sustainability threshold for annual debt servicing costs of 20% of GDP (Source: European Commission, Compliance Report of ESM Stability Support Programme for Greece on the third review, March 2018). In fact, Eurogroup decisions of May 25, 2016 and December 5, 2016 envisage a sequenced provision of new conditional concessions to Greece by Eurozone countries for ensuring the medium-to-longer-term sustainability of Greek debt by maintaining debt servicing costs at a sustainable level, through additional mechanisms, which are expected to be fully specified and activated following a successful completion of the Third Program (Source: Eurogroup Statements, May 25, 2016 and

    December 5, 2016). In the medium term, these measures include the construction of a mechanism that adjusts future debt repayments to Greece's GDP growth with a view to increase the Hellenic Republic's debt servicing capacity. However, the timeliness and efficiency in designing and implementing these additional interventions is still surrounded by uncertainty. In particular, the uncertainty reflects the considerations of financial markets and the IMF as regards the timeliness and adequacy of the additional measures to reduce debt-servicing costs in a sustainable way, irrespective of the macroeconomic and financial-market conditions. Moreover, provided that a significant part of the new concessions is to be implemented, if necessary, in 2018 or later and is conditioned on the compliance with the Third Program targets, which extend, at least, through 2018, the related implementation risks are compounded by the still considerable uncertainty surrounding Greece's implementation capacity.

  •
  uncertainties regarding the conclusion of the final (fourth) review of the Third Program and the path of transition to economic normality, following the end of the Third Program in August 2018. The path to more sustainable economic conditions is directly related to the Hellenic Republic's capacity to sustainably refinance its debt in the markets, at competitive terms, and any impediments to this access could weigh on the economy's performance and financial conditions in the following years. Greece's official creditors are due to decide on additional debt relief measures and their implementation strategy towards the end of the Third Program (Source: Eurogroup Statement, January 22, 2018). However, in the event that this support—in the form of technical assistance and further measures toward long-term debt relief—is not provided, Greece's ability to continue fiscal consolidation or effectively implement other credibility—enhancing reforms could be impaired, which could lead to large policy shifts, that could reverse the reform process and undermine market sentiment;

  •
  Greece's macroeconomic and financial prospects remain very sensitive to international conditions—such as a gradual reversal of monetary policy easing worldwide or a potential emergence of increasing economic stress in another country of the euro area periphery—with any increase in economic risks and risk assessment internationally being rapidly transmitted to the Greek economy and Greek assets valuations. In fact, a less supportive international economic environment, due to a gradual reversal of the sizeable monetary stimulus internationally, fundamental revision in multilateral trade arrangements among the major economic regions and/or a correction in financial asset valuations, following a significant appreciation in previous years, could weaken the capacity of the Hellenic Republic to access the markets in competitive terms and deteriorate the liquidity conditions for the private sector. A further appreciation of the euro or of energy prices could also weaken the external competitiveness of the Greek economy and take a toll on its economic performance and capacity to service its debt;

        Overall, in the light of the above factors, there are still risks relating, inter alia, to Greece's short and longer-term potential growth prospects, the sustainability of fiscal performance in longer time horizon, as well as developments in global financial markets and the cost of risk internationally. Accordingly, the magnitude and timing of the potential confidence, liquidity and other macroeconomic benefits related to the provision of additional debt relief to Greece are difficult to gauge and may be less than anticipated.

        Still sizeable country risks, along with a slow improvement in liquidity conditions and external risk factors have resulted in and continue to exert pressures on private sector consumption, delay investments and capital spending decisions and, together with the uncertainty regarding the precise time horizon for completely lifting the capital controls, weaken the economy's liquidity-generation capacity and slow the return of withdrawn bank deposits to the system. Our business activities are dependent on the level of banking, finance and financial products and services we offer, as well as customers' capacity to repay their liabilities. In particular, the levels of savings and credit demand are heavily dependent on customer confidence, disposable income trends and the availability and cost of funding, each of which factors continues to show a relatively slow improvement in Greece. Moreover, our customers may further decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which is expected to continue to adversely affect our fee and commission income. For related information, see "—The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth and the issue of the Hellenic Republic's Debt Sustainability may not be fully resolved, which could result in weakening prospects for the Group." These risks are compounded by a significant tightening in liquidity conditions and the impact of capital controls on the banking system, as described under "—The continued imposition of capital controls in Greece has had, and may continue to have, a material adverse impact on the economy and the banking sector, including our business and prospects" and "—Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not further exacerbate political uncertainty", respectively.

Existing and prospective additional fiscal measures adopted as part of the Third Program may impose further constraints on economic activity in Greece.

        Existing and prospective additional government revenue generating measures and an increase in the effective burden from increased taxes (personal, corporate, indirect and consumption taxes) could impose further constraints on economic activity and could result in weaker, than-initially-expected, GDP growth outcomes in future years as a result of conditions imposed by the IMF, the ECB, the ESM and the European Commission (collectively, the "Institutions"), in the context of surveillance of the Third Program implementation. For example, reforms adopted by the Greek government pursuant to the Third Program include increases in value-added tax ("VAT") rates applicable to a range of goods and services since July 2015, which have been supplemented by a further increase (+1.0 percentage point) of the high VAT rate since June 2016, higher effective corporate and personal income taxes, increase in energy taxes and an increased social security contributions for the self-employed from 2017 onwards. These fiscal reforms have been associated with lower investment and consumer spending and have had and continue to have a negative impact on economic activity. A further negative impact on activity could occur in the event of the activation of the contingency adjustment mechanism, legislated in May 2016 (pursuant to Greek Law 4389/2016), which is designed to impose automatic spending cuts or tax increases if there is objective evidence of a failure to meet the annual primary surplus targets of the Third Program (1.75% of GDP in 2017 and 3.5% of GDP, in 2018 and 2019, Sources: Eurogroup Statement, May 25, 2016 and European Commission, Supplemental Memorandum of Understanding, June 2016). With respect to corporate taxes, due to the uncertainty regarding the successful implementation of the Third Program, new taxes may be imposed on the Group, and existing taxes may be increased. As a result of Greek Law 4334/2015, for the periods commenced from January 1, 2015, the nominal corporation tax rate increased to 29% from 26% in 2014. Any additional taxes imposed on us in the future, or any increases in tax rates, may have a material adverse effect on our business, results of operations and financial condition.

        The above measures and/or other fiscal measures, such as those which have been legislated in the context of the medium term fiscal strategy for 2018-2021, (Source: Ministry of Finance, Medium Term Fiscal Strategy (MTFS) 2018-2021, May 2017, in Greek), could exert additional fiscal pressures on private sector spending and liquidity through an additional effort to ensure the achievement of adequate fiscal surpluses post 2018. In the Eurogroup on April 7, 2017, the Greek Government reached an agreement with the official creditors in this regard and legislated upfront a fiscal reform package of 2.0% of GDP, of which 1.0% of GDP corresponds to new permanent savings on pension system spending applied in 2019 and another 1.0% of GDP in 2020, mainly based on a reform of the personal income tax framework. This agreement also contains a provision for the legislation of finely targeted expansionary measures if the economy and the fiscal path are doing better than expected. However, these expansionary measures will be activated only in the event of an over performance of Greece as regards the achievement of its medium-term fiscal targets but will not be applied in the event of any slippage from the pre-agreed targets and even if activated may not have the intended effect (Sources: Remarks by the Eurogroup President following the Eurogroup meeting of April 7, 2017 and Press Conference following the Eurogroup of April 7, 2017).

        Potential downside risks for economic activity from continuing fiscal pressure on the private sector's financial position and asset valuations or due to a new increase in uncertainty in the event that there are delays or inefficiencies in the Third Program implementation, or uncertainty regarding the Hellenic Republic's capacity to refinance its debt in the markets, could have an adverse effect on the Group and the financial sector as a whole. For further information, see "—The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth and the issue of the Hellenic Republic's Debt Sustainability may not be fully resolved, which could result in weakening prospects for the Group".

The implementation of the Third Program may not lead to the intended return of the economy to sustainable growth and the issue of the Hellenic Republic's Debt Sustainability may not be fully resolved, which could result in weakening prospects for the Group.

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

        The First Program and the Second Program were conditional on the adoption by the Hellenic Republic of fiscal austerity measures designed to significantly reduce public spending, that were widely perceived as leading to rising social and political opposition, while failing to achieve the long-term sustainability of Greece's debt burden. The success of these measures has been questioned as government debt as a percentage of GDP was projected to remain very high (approaching 179.0% of GDP in 2015, Source: European Commission, Winter Forecast, February 2016). Indeed, government debt increased to 180.8% of GDP in 2016 (Source: European Commission, Spring Forecast, May 2018). Pressures arising from the fiscal effort to achieve an even higher primary budget surplus in the Greek government budget, accumulated policy fatigue and underlying social tensions, in conjunction with the election of a new coalition Government in January 2015, (which attempted to renegotiate the conditions and financing terms underlying the Second Program), led to an escalation of economic and financial pressures. In this vein, delays and inefficiencies in the implementation of the structural reform agenda of the Second Program by the Greek Government, combined with delays from the side of the official creditors as regards the provision of additional concessions to ensure public debt sustainability (such as lower interest rate and longer maturities of EFSF and bilateral loans from other Eurozone member states to Greece) and elevated uncertainty regarding the Hellenic Republic's access to sufficient medium-to-long term financing, have had an increasingly adverse effect on economic and financial conditions in Greece in the seven years leading up to the latest incidence of severe economic and political stress in the summer of 2015. Despite the progress in the Third Program implementation, the stabilization of economic activity and the improvement in economic sentiment in 2017 and early 2018, the financial position of the private sector has been severely impaired by the multi-year recession and is expected to continue to have an adverse impact on economic conditions in Greece.

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

        In response to the fear of an outright bank run, following the decision of the ECB to cap Greek bank access to the Eurosystem to the level reached in June 26, 2015 and circulation of scenarios for an imminent bank-run and potential suspension of Greece's status as a Eurozone member, the Greek government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, 2015 and applied specific restrictions on banking and other financial transactions (jointly referred to as "capital controls", Source: Bank of Greece, Act of Legislation, June 28, 2015), with a view to protecting financial and macroeconomic stability. On August 19, 2015 the Hellenic Republic entered the MoU with the European Commission and the ESM for the provision of further stability support accompanied by the Third Program.

        The Third Program has intended to cover the Hellenic Republic's external financing needs until mid-2018 and to encourage the return to a sustainable growth path for the country. Despite the progress in the Third Program implementation with three of the four reviews being completed through the first quarter of 2018, it remains uncertain whether the Greek economy will grow sufficiently to ease the financing constraints of the Hellenic Republic or if the prospective phasing in of additional debt-relief measures (Source: Eurogroup Statement, May 25, 2016)—which started in January 2017, involving ESM's liability management interventions to extend official debt maturity and stabilize interest costs at low levels for a prolonged period—will be sufficient to support market sentiment, permitting the Greek State to re-access the markets on a sustainable basis and at a competitive cost. This new round of "conditional provision" of debt relief is planned to involve a significant degree of direct or indirect official sector involvement, to reduce substantially Greece's debt servicing costs in the medium, and especially, in the longer term through related changes in the characteristics of the existing stock of official loans to Greece. These changes are to be designed and implemented by the ESM, following the approval by the Eurozone member states and the technical assistance of the other institutions participating in the Third Program, namely the IMF and the ECB. However, as the provision of this additional relief to the Hellenic Republic by the official borrowers is conditioned on the successful progress in the Third Program implementation (Sources: Eurogroup Statements on Greece, May 25, 2016, December 5, 2016, April 7, 2017 and January 22, 2018) and potential conditions of a post-Third Program monitoring framework, delays or inefficiencies in implementation of agreed measures and reforms could increase economic and financial uncertainty, and/or increase the risk of a default on the Hellenic Republic's debt and lead to the re-emergence of scenarios of suspension of Greece's status as a Eurozone member.

        Even if the Third Program successfully leads to debt relief, confidence may not be timely restored in the Greek banking sector and the Greek economy may not achieve the sustained and robust growth that is necessary to ease the current financial constraints of the Hellenic Republic, or restore the internal liquidity generation capacity of the Greek economy or re-open the private financial markets in the near-to-medium term. Consequently, the application of the Third Program may not result in returning the Greek economy to a path of sustainable growth or bring the ongoing domestic deleveraging and deflation processes to an end. For example, pursuant to the initiative to close the fiscal gap for the period from 2015 to 2018, an increase in VAT rates was effected since the third quarter of 2015 across a range of goods and services, while a further VAT increase was implemented in June 2016 along with new increases in consumption/sales taxes in October 2016 and January 2017. See "—Existing and prospective additional fiscal measures adopted as part of the Third Program may impose further constraints on economic activity in Greece." Similarly, the effective tax burden on corporate income, as well as, social security contributions for employers and a significant share of employees have been increased. All these tax and contribution increases generally have the effect of subduing spending and consumption, resulting in additional downside pressures on economic performance and financial conditions in Greece. In this vein, a prospective redesign of the single property tax and imputed real estate zonal values in the upcoming years could lead to a more progressive tax scale, imposing additional burden to medium-and higher valued properties. Additionally, it is possible that various interest groups and factions may raise objections to measures of the Third Program with which they disagree—for instance, the changes to sales tax rates, or the application of higher social security contributions, or planned changes to broaden the personal income tax base or object to a further reduction in government spending that affects core areas such as pensions or the health system. Such disagreement may cause delays or deviations from the agreed fiscal and structural adjustment strategies and/or undermine the Hellenic Republic's capacity to meet the targets that have been agreed in principle under the Third Program.

        Prospective new fiscal revenue generating measures and an increase in effective burden from increased taxes (personal, corporate, indirect and consumption taxes) could impose further constraints on economic activity and could result in weaker, than initially expected, GDP growth outcomes in future years, as a result of conditions imposed by the Institutions, in the context of surveillance of the Third Program implementation. A negative impact on activity could occur in the event of the activation of the contingency adjustment mechanism, legislated in May 2016 (pursuant to Greek Law 4389/2016), which is designed to impose automatic spending cuts or tax increases if there is objective evidence of a failure to meet the annual primary surplus targets of the Third Program (1.75% of GDP in 2017 and 3.5% of GDP, in 2018 and 2019, Sources: Eurogroup Statement, May 25, 2016 and European Commission, Supplemental Memorandum of Understanding, June 2016).

        Potential downside risks for economic activity from continuing fiscal pressure on the private sector's financial position and asset valuations or due to a new increase in uncertainty in the event that there are delays or inefficiencies in the Third Program implementation, or uncertainty regarding the Hellenic Republic's capacity to refinance its debt in the markets could have a material adverse impact on the Bank's business, results of operations, financial condition or prospects.

        In addition, there are some risks as regards the timeliness of completing the final review of the Third Program and the transition to a post- Third Program era in which the Hellenic Republic will be able to maintain fiscal and financial stability and adequately service its debt on the basis of market financing. After the prospective completion of the Third Program, the Greek government will have to credibly implement its own reform agenda and maintain a significant surplus in its primary government balance so that it can operate without the financial support of an additional program. To this end, the Hellenic Republic aims to create, by the end of the Third Program, a funding cushion that will cover the relatively limited funding needs of the country until the end of 2020. Part of the remaining Third Program funding, along with prospective liquidity raised by the Hellenic Republic through the issuance of government bonds, high primary surpluses and an acceleration in privatization proceeds are planned to be used for the creation of this financing buffer for the Hellenic Republic, which will be partially deposited to the banking system.

        There is also uncertainty regarding the monitoring framework following the completion of the Third Program, as was the case for Spain, Ireland, Portugal and Cyprus. Some comments by the European Commission and Greek Government officials suggest that a framework of enhanced surveillance may be adopted compared to the above countries, which could be related to the implementation of additional debt relief measures on official sector loans. Since the provision of additional debt relief to the Hellenic Republic may be conditioned on its compliance with the post-Third Program monitoring framework, failure by the Hellenic Republic to meet these conditions could threaten its debt sustainability, which could weaken the prospects for the Group. Moreover, there is an additional near-term risk of a potential lift of the ECB's waiver on Greek assets following the completion of the Third Program, which could constrain the access of the Greek banks to the ECB's low-cost main refinancing operations on the basis of non-investment grade collateral. See "—Although our dependence on ECB funding currently relates solely to Targeted Longer-term Refinancing Operations and we have eliminated ELA funding, if additional ECB or ELA funding is needed in the future it will be subject to ECB rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds."

Domestic political uncertainty has weighed on financial and economic conditions generally, and there can be no assurances that further developments will not further exacerbate political uncertainty.

        Economic and financial conditions in Greece remain very sensitive to political uncertainty and/or the impact of the electoral cycle in Greece.

        The experience from the period 2010-2015 suggests that the political cycle and periods of political uncertainty and related tensions tend to weigh heavily on the implementation of each of the Programs and, consequently, economic prospects. In this context, after a presidential election held by the Greek parliament on December 29, 2014, in which no presidential candidate was able to secure the majority vote required to become elected, the parliament was dissolved and an early parliamentary election was held on January 25, 2015. This election resulted in the formation of a new coalition government led by Syriza. The newly-elected Greek government attempted to renegotiate Greece's relationship with its official creditors, agree a more gradual fiscal adjustment with less austerity measures, and secure additional debt relief from the official sector. The lengthy and inconclusive negotiations delayed the implementation of remaining structural reforms under the Second Program and the disbursement of related official financing and contributed to an increase of uncertainty.

        In June 2015, the Greek Government announced that a public referendum would be held on July 5, 2015, on a provisional draft financial assistance plan proposed by the Eurogroup. In combination with a standstill in the negotiations with lenders and the Hellenic Republic being in arrears on its indebtedness held by the IMF from the end of June 2015, the Institutions decided to let the Second Program expire on June 30, 2015, while the ECB imposed a freeze on the Greek banking system's level of access to the Eurosystem liquidity provision mechanisms, including the ELA. Capital controls were imposed from June 28, 2015 in conjunction with a bank holiday that lasted until July 19, 2015, while a final round of negotiations with official lenders ultimately led to the agreement on, and signing of, the Third Program. In September 2015, a new snap election—the second in 2015—led again to a coalition Government led by Syriza.

        The above developments translated into downward pressure on economic activity as evidenced by GDP trends in the second half of 2015 and in 2016, which led to a GDP contraction of 0.3%, year-over-year, in both 2015 and in 2016 (Source: EL.STAT, Quarterly National Accounts Press Release, March 2018).

        Following the implementation of the policy measures agreed with official lenders, the Hellenic Republic received EUR 21.4 billion of the first tranche of the financial assistance agreement that accompanies the Third Program between August and December 2015, including EUR 5.4 billion for bank recapitalization (Source: ESM, Press Release, December 22, 2015). Following the successful implementation of agreed reforms by the Hellenic Republic the first review of the Third Program was concluded in June 2016, which led to the disbursement of the second tranche that amounted to EUR 10.3 billion in several installments, between June and October 2016. More specifically, EUR 7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining installments of EUR 1.1 billion and EUR 1.7 billion were released in October 2016, following positive reporting by the European Commission, the ESM and the ECB (the "European institutions") for the clearance of net arrears and the successful completion of a number of milestones

(Source: ESM, FAQ on decisions concerning Greece at Eurogroup meeting on May 25, 2016, June 3, 2016). The legislation and implementation by the Greek government of a new set of fiscal and structural policies and a list of related prior actions led in late May and early June 2017 to a positive assessment by the Institutions of the progress in completing the second review of the Third Program, which has been confirmed by the Eurogroup of June 15, 2017 (Source: Eurogroup Statement, June 15, 2017).

        Accordingly, the European institutions decided the disbursement of the third tranche of the Third Program amounting to EUR 8.5 billion "to cover current financing needs, arrears clearing, and possibly room to start building up a cash buffer" (Source: Eurogroup Statement, June 15, 2017). The amount has been disbursed in two subtranches EUR 7.7 billion in July 2017 (EUR 6.9 billion for maturing debt repayment and the remaining EUR 0.8 billion for arrears clearance) and EUR 0.8 billion in October 2017 for arrears clearance (Source: ESM Press Releases, July 7, 2017 and October 16, 2017). As regards the upcoming disbursements for 2018, following the completion of the third review of the Third Program in early March 2018, the European institutions decided the disbursement of the fourth tranche of the Third Program amounting to EUR 6.7 billion to cover current financing needs, further arrears clearing and "to support the build-up of the cash buffer of the Greek State, in order to support Greece's return to the market". The first installment under this tranche amounting to EUR 5.7 billion was disbursed in late March 2018, whereas the second disbursement of EUR 1 billion will be used for arrears clearance and will be disbursed between May and mid-June 2018, upon completion of the necessary actions by the Greek government (Source: ESM, Explainer on fourth ESM loan tranche for Greece, March 27, 2018).

        A timely completion of the fourth review of the Third Program, which is expected to unlock additional funding resources up to an amount of EUR 11.7 billion and set the stage for a successful completion of the Third Program, along with the accumulation of a sizeable cash buffer (financed by Third Program funds and sovereign bond issuance) by the Greek State—with a view to fully cover its debt servicing needs for a two-year period—is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures. However, a significant delay in the completion of the fourth review, possible uncertainties regarding the Hellenic Republic's ability to meet the medium-term conditions to assistance under the fourth review of the Third Program and post-Third program conditionality and/or an insufficiency of the additional debt relief measures, which are planned to be provided by the official lenders (agreed in the Eurogroup of May 25, 2016, and further specified in Eurogroups of June 15, 2017 and March 12, 2018, Sources: respective Eurogroup Statements), or an insufficient build-up of the liquidity buffer could create downside risks to Greece's economic performance. This, in turn, could continue to exert pressures on the liquidity position of the Greek banking system, as well as on Greek banks' portfolio quality, having a potentially material adverse effect on the Bank and other financial institutions whose profits are derived from the country's banking sector. See "—High outflows of funds from customer deposits could cause an increase in our costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects."

        The Third Program also includes objectives designed to restore fiscal sustainability, growth, competitiveness and investment and modernize the efficiency of the public sector and the governance of institutions. As of the date of this Annual Report, it is uncertain whether all of the remaining measures agreed with the official lenders will be sufficiently implemented and/or that the development by the Greek Government of an encompassing and growth-enhancing agenda, which will underpin the economic policy following the end of the Third Program, will be sufficiently ambitious to bolster market sentiment and policy credibility. See also Item 5.D., "Trend Information—The Macroeconomic Environment in the Group's Markets—The Third Program." Failure to implement the agreements made by the government under the Third Program (for example, if required measures are not passed in the Greek parliament), or continuing uncertainty relating to the Hellenic Republic's ability to implement necessary reforms or to meet other commitments related to the conditionality of the Third Program and post- Third Program monitoring conditions, may impede Greece's economic performance and the Hellenic Republic's capacity to access the markets. In this event, the risk of sovereign default and/or reactivate scenarios of suspension of Greece's status as a Eurozone member could reemerge.

        Furthermore, the potential occurrence of a new round of political uncertainty in the event of deficiencies in Third Program implementation, or the emergence of new difficulties in successfully completing the Third Program and/or in providing the additional debt relief outlined in the agreement between Greece and its official creditors could weigh on economic performance. In this event, new strains may revive in the relationship between the Greek government and the official lenders, which would in turn have a material adverse impact on economic and financial stability and eventual economic growth in Greece.

The continued imposition of capital controls in Greece has had, and may continue to have, a material adverse impact on the economy and the banking sector, including our business and prospects.

        The Greek government imposed numerous extraordinary restrictions on financial transactions from June 28, 2015 until July 19, 2015, when a bank holiday was declared for all credit institutions, and after this period, many of which—referred to as capital controls—continue to apply. The currently applicable capital controls involve, among other limitations, a maximum cumulative withdrawal limit of EUR 2,300 per month and per depositor since March 1, 2018, continued prohibitions on the transfer of capital and cash outside of Greece and restrictions on the unwinding of certain financial arrangements. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Controls applying to banks operating in Greece". The imposition of such controls had a negative impact on the perceived health of the banking system, and the continuation and eventual lifting of the remaining restrictions pose risks to Greek banks, including the Bank, and the Greek banking sector, notably increased capital outflows.

        The imposition of capital controls and the bank holiday also led to increased economic and business uncertainty, which has reduced business activity in Greece, as firms have been restricted in their ability to import, receive loans from banks, conduct other commercial activities and maintain their creditworthiness and business activities abroad. In addition, consumers and businesses have been and continue to be reluctant to make large purchases or investments, which has contributed and continues to contribute to a further devaluation of financial and real estate assets. These events have and could continue to have a material adverse effect on our financial condition, results of operations or prospects, as our results are dependent upon levels of stability in the Greek economy, a return to growth of the Greek banking sector and increased levels of lending, in particular business lending.

        While there has been considerable progress in loosening restrictions related to capital controls between 2016 and early-2018, they are considered to negatively weigh on private sector decisions regarding the repatriation of their liquidity (from abroad) and create some obstacles in the external trade financing of smaller firms. Moreover, there can be no assurance that we and other Greek banks would not experience a new round of outflows of funds from depositors and businesses, which could result in a tightening of capital controls in the event of a significant deterioration in economic climate. On the other hand, an early lifting of the capital controls may create the conditions for significant outflows of deposits from the Greek banking system, which could threaten our ability to continue as a going concern and could result in systemic instability across the Greek banking system.

        The continued imposition of capital controls may continue to weigh on our prospects, as such controls restrict the ability of our customers to produce and accumulate savings and/or reduce further their debt servicing capacity, weaken demand for credit and discourage private capital inflows to the economy—including the repatriation of profits from Greek business activity abroad. Some households are likely to continue deferring spending and hoarding cash for precautionary purposes, which has created and will continue to create further pressure on domestically-oriented industries, especially in discretionary categories of goods and services. The contraction in domestic demand is creating additional risks for the performance of domestically-oriented micro and small-size businesses in the near future, including manufacturers, retailers, providers of services to domestic businesses and households. This risk is particularly high for more cyclical industries and in business segments which are more dependent on domestic demand and operate in discretionary and capital goods production. The consequences of a very protracted application of capital controls could have an additional adverse effect on our business, financial conditions or results of operations and may further stress our customers' capacity to service their debts, and/or further reduce liquidity in the market and increase the our level of loans past due by more than 90 days.

        The Greek capital controls and other restrictions, have also had an impact on the price, liquidity and volatility of our common shares, as described further under "Risks Relating to the Markets and the ordinary shares—Our share price has been, and may continue to be, volatile".

Although our dependence on ECB funding currently relates solely to Targeted Longer-term Refinancing Operations and we have eliminated ELA funding, if additional ECB or ELA funding is needed in the future it will be subject to ECB rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds.

        The economic crisis in Greece has adversely affected our credit risk profile, which has from time to time prevented us from obtaining funding in the capital markets, and increased the cost of such funding and the need for additional collateral requirements in repo contracts and other secured funding arrangements, including those with the ECB. Although our access to capital markets has gradually been reinstated over the last two years (for example, EUR 3.4 billion securities were sold under agreements to repurchase as at December 31, 2017), concerns relating to the ongoing impact of current economic conditions, as well as difficulties and delays in the implementation of the Third Program by the Greek government may restrict our ability to obtain funding in the capital markets in the near and medium term. See Item 5.B "Liquidity and Capital Resources—Credit Ratings".

        The Bank's principal sources of liquidity are its deposit base, Eurosystem funding via the Main Refinancing Operations ("MROs") and the Targeted Longer-term Refinancing Operations ("TLTROs") with the ECB and repurchase securities agreements (repos) with major foreign financial institutions. ECB funding and repos with financial institutions are collateralized by high quality liquid assets, such as EFSF bonds, EU sovereign bonds, Greek government bonds and T-Bills, as well as by other assets, such as highly rated corporate loans, covered bonds and asset-backed securities issued by the Bank. On December 31, 2017, Eurosystem funding was EUR 2.75 billion, a decrease of EUR 9.6 billion when compared to the respective figure as of December 31, 2016. ECB funding, via the TLTROs, was EUR 2.75 billion, while ELA was nil, a decrease of about EUR 4.0 billion and EUR 5.6 billion, respectively. See also Item 5.B "Liquidity and Capital Resources—Liquidity Management").

        However, although our Eurosystem funding has decreased significantly, with zero dependence on ELA as of end-2017, there can be no assurance that our funding needs will continue to be met by or that we will continue to have access to Eurosystem funding in the future. In addition, if the Greek government decides to lift the capital controls, deposit outflows could have a material adverse impact on our deposit base and on the amount of our ECB and ELA eligible collateral, which could have a material adverse impact on our liquidity and our ability to access Eurosystem funding in the future, which may in turn threaten our ability to continue as a going concern.

        Furthermore, the liquidity we are able to access from the ECB or ELA may be adversely affected by changes in ECB and Bank of Greece rules relating to collateral. If the ECB or the Bank of Greece were to revise their respective collateral standards, remove asset classes from being accepted, or increase the rating requirements for collateral securities such that these instruments were not eligible to serve as collateral with the ECB or the Bank of Greece, our access to these facilities could be further diminished and the cost of obtaining such funds could increase. For example, on February 4, 2015, the ECB announced its decision to revoke the waiver affecting marketable debt instruments issued or fully guaranteed by the Hellenic Republic, which had previously allowed these instruments to be used in Eurosystem monetary policy operations, despite the fact that they did not fulfill minimum credit rating requirements. However, on June 22, 2016, following the completion of the first review of the Third Program, the ECB reinstated the waiver, as of June 29, 2016 and onwards. If this waiver were revoked in the future, it would affect our eligible ECB collateral pool of Greek government debt and therefore our access to ECB funding.

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

        We are a large provider of loans in Greece and we have significant exposure to the financial performance and creditworthiness of companies and individuals mainly in Greece and in South East Europe and the mixed global economic recovery, the economic crisis in Greece and the relatively weak recovery of economies in South East Europe in recent years has resulted in an increase in our past due loans and significant changes in the fair values of our financial assets.

        A substantial portion of our loans and advances to corporate and individual borrowers are secured by collateral such as real estate, securities, vessels, term deposits and receivables. In particular, as mortgage loans are one of our principal assets, we are currently highly exposed to developments in real estate markets, especially in Greece. Significant adjustment in residential valuations started in 2009 and continued at a rapid pace from 2010 to the end of 2016 (with prices having fallen by 41.4% by the end of 2016 compared to their peak in 2008, Sources: Bank of Greece, Bulletin of Conjuctural Indicators, January-February 2018 and Bank of Greece, Real Estate database). The average pace of decline in house prices slowed during 2017 to 1.0%, year-over-year—with the adjustment in house prices recording its lowest pace (–0.3% year-over-year) in the fourth quarter of 2017—from 2.4%, year-over-year, in 2016, but downside risks remain considerable against a relatively high effective tax burden and a still sizeable backlog of unsold houses (Sources: Bank of Greece, Bulletin of Conjuctural Indicators, January-February 2018 and Bank of Greece, Real Estate database). Nonetheless, household disposable income, a significant driver of households' spending decisions, showed signs of improvement in 2017 (1.0% year-over-year) supported by the increase in employment of 2.2%, year-over-year, in 2017 (Sources: EL.STAT., Quarterly Non-Financial Sector Accounts, fourth quarter 2017 and EL.STAT., Labor Force Survey, Monthly data, Press Releases January 2016 until January 2018). However, the high stock of unsold houses, relatively high effective tax burden on property, weak credit flows and a still high unemployment rate of 20.6% in January 2018 (EL.STAT., Labor Force Survey, Monthly data, Press Release, January 2018) are likely to delay market stabilization further, maintaining pressure and/or delaying the recovery of residential and commercial valuations and may weigh on the prospective pace of improvement in mortgage delinquencies in the following years. According to Bank of Greece data (Source: Bank of Greece, Report on Operational Targets for Non-Performing Exposures, March 2018), the non-performing exposures ("NPE)", as defined according to EBA Implementing Technical Standards ("ITS") on Forbearance and Non-Performing Exposures as exposures that satisfy either or both of the following criteria: a) material exposures which are more than 90 days past due and b) the debtor is assessed as unlikely to pay its credit obligations in full without realization of collateral, regardless of the existence of any past due amount or of the number of days past due) ratio of mortgage portfolios at a banking system level increased to 43.4% in December 2017 compared to 41.5% in 2016.

        A further decline in economic activity, or a deterioration of economic conditions in any industry in which our borrowers operate, or in the market of the collateral, may result in the value of collateral falling below the outstanding principal balance for some loans, particularly those disbursed in the years prior to the crisis. A decline in the value of collateral, or our inability to obtain additional collateral, may require us to establish additional allowance for loan losses. The ongoing pressures on financial and real estate asset valuations means that the value of assets collateralizing our secured loans, including residential and other real estate, is likely to decline further. Such a decline could result in further impairment of the value of our loan assets or an increase in the level of our past due loans, either of which will limit our ability to post collateral to obtain ELA and ECB funding. Furthermore, a protracted period of poor economic conditions will materially and adversely affect the liquidity, business activity and financial condition of our borrowers, which in turn will led to further increases in our past due loan ratios, impairment charges on loans and other financial assets, and decreased demand for borrowings in general and additional pressure on financial and real estate asset valuations could translate into a further deterioration of the economy. Our domestic non-accruing loans ratio has fluctuated from 41.3% at December 31, 2015, to 42.6% at December 31, 2016 and to 43.3% at December 31, 2017. See "Risks Relating to Our Business—The increase of non-accruing loans has had and may continue to have a negative impact on our operations in the future." If the financial performance and creditworthiness of our borrowers worsens or does not improve, the quality of our loan portfolio will continue to deteriorate, which will have a material adverse impact on our financial condition and results of operations.

        In addition, any failure to recover the expected value of collateral in the case of foreclosure, or our inability to initiate foreclosure proceedings due to national legislation, may expose us to losses which could have a material adverse effect on our business, results of operations and financial condition. While the Greek suspension of every enforcement action due to capital controls was lifted by the October 29, 2015 official announcement of the Ministry of Justice, Transparency and Human Rights on November 2, 2015 a prolonged abstention by lawyers', bailiffs' and notaries' that commenced in January 2016 and ended in November 2017 for all parties, restrained us from proceeding to enforcement, seizures and auctions of any real estate during that period. Further to the above, online auctions of foreclosed properties have already commenced, though there are still actions taken by various social groups to prevent their performance.

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

        Historically, our principal source of funds has been customer deposits, the majority of which are from our Greek depositor base. However, during the first half of 2015, the Bank suffered significant deposit outflows, which were stopped by the imposition of the bank holiday and the capital controls as from June 28, 2015. More specifically, the Group in Greece incurred a net outflow of EUR 8.4 billion between January 1, and December 31, 2015. Since we rely on customer deposits for the majority of our funding, if our depositors withdraw their funds at a rate faster than the rate at which borrowers repay their loans, or if we are unable to obtain the necessary liquidity by other means, we may be unable to maintain our current levels of funding without incurring significantly higher funding costs or having to liquidate certain of our assets, or without increasing access to the ECB and the Bank of Greece under their exceptional terms. Although the Group's domestic deposits stabilized in 2016 and increased in 2017, there can be no assurance that outflows will not recur upon any lifting of the capital controls. Furthermore, future deposit levels in Greece may be adversely affected as a result of the transposition of the BRRD in Greece, which, inter alia, requires the participation of a financial institution's unsecured depositors (of any amounts exceeding insured limits) in case of resolution proceedings of such institution. For information about resolution proceedings and tools available see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Bank Recovery and Resolution Directive".

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

There can be no assurance that the Bank's capital will be sufficient if economic conditions in Greece do not improve or if they deteriorate further.

        There can be no assurance that the Bank will not require further capital in future periods in order to continue to meet our capital adequacy requirements (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—EU-wide stress test 2018).

        This would be the case particularly if business conditions in Greece do not improve or if they deteriorate further. Further deterioration of market conditions in Greece may continue to adversely affect the quality of our loan and investment portfolio, which comprises primarily Greek loans following the completion of our sale of Finansbank in June 2016 and the disposal of UBB, Interlease E.A.D in June 2017 and Vojvodjanska, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade in December 2017 and the disposal of S.A.B.A. and NBG Albania Sh.A. ("NBG Albania") expected to be completed in the second quarter of 2018. The potential deterioration in the credit quality of our assets may exceed current expectations, lead to additional impairments in the future or result in requirements by our regulators to reduce our non-performing exposures ("NPEs") monitored as a prudential measure by applying more aggressive measures than those currently expected, which may result in higher losses than currently anticipated, or the regulators may increase their SREP requirements for NBG. Any of these consequences may in turn generate the need for us to raise additional capital which may significantly dilute our ordinary shareholders.

        We are also required by the Single Supervisory Mechanism ("SSM")to reduce our levels of NPEs by EUR 8.5 billion by 2019 from the end of 2015. In line with our NPE reduction plan, we intend to write off in the near term significant amounts of loans for which we assess that there is no reasonable expectation of recovery. To the extent that part of the NPE decrease is achieved through sales of loans at prices below their net carrying amount, we may recognize additional charges in such periods. If the levels of additional charges are significant, we could be required to raise additional capital to absorb any losses.

        Furthermore, we anticipate that new stress tests analyzing the strength and resilience of the European banking sector will continue to be carried out by national and supranational regulatory authorities in future periods. (See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—EU-wide stress test 2018").

        Loss of confidence in the European banking sector following the announcement of any future stress tests, a market perception that any such tests are not sufficiently rigorous or capital shortfalls identified by such stress tests in respect of us or the Greek banking sector as a whole, could also have a negative effect on our results of operations and financial condition. Furthermore, the results of any future stress tests may result in a requirement for us to raise additional capital.

        In December 2015, in connection with the Capital Plan (as defined in Item 4.A., see "History and Development of the Company—The Capital Plan") and our application for State Aid (see Item 4.A "History and Development of the Company—The Capital Plan"), burden sharing measures were applied to convert into ordinary shares outstanding classes of certain of our then existing debt instruments issued or guaranteed by us, all subordinated liabilities (including preference shares issued by us) and certain senior unsecured liabilities which were not mandatorily preferred by law pursuant to the HFSF Bail-in Tool. This mandatory conversion resulted in significant dilution to our ordinary shareholders. Should further capital be required in the future and, if we are unable to raise such capital, the SRB, acting with the Greek National Resolution Authority may, if the relevant conditions set out in the Greek Law 4335/2015 (the "BRR Law") are satisfied at the relevant time, exercise the BRRD Point of Non Viability Power ("BRRD PONV Power") and/or the BRRD Bail-in Tool and/or any other resolution tool as determined by the SRB, acting with the Greek National Resolution Authority. Therefore, the exercise of the BRRD PONV Power and/or the BRRD Bail-in Tool or any other resolution tools would result in significant dilution or elimination of the interests of ordinary shareholders.

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

        Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the SREP, to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank's individual profile. As at December 31, 2017, the Group's CET1 Ratio was 17.0%, exceeding the minimum requirement by CRD IV and SREP. Implementing regulations in Greece under the CRD IV or higher SREP requirements may impose higher capital requirements, such as higher prudential buffers, which may require the Group to raise further capital. The Group may also be requested by the SSM to address shortcomings identified by the Targeted Review of Internal Models ("TRIM"), which may result in increased capital requirements. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Single Supervisory Mechanism." Furthermore, on March 20, 2017, the ECB published its final "Guidance to banks on non-performing loans", setting out expectations in relation to strategy, governance, and operations. On March 14, 2018, the European Commission published a comprehensive package of measures to target nonperforming loans ("NPLs") comprising four key areas (i) ensuring that banks set aside funds to cover the risks associated with loans issued in the future that may become non-performing (so-called "statutory prudential backstop"). On March 15, 2018, the ECB launched the final addendum to the aforementioned ECB guidance on non-performing loans. This guidance sets out supervisory expectations for minimum levels of prudential provisioning for new non performing loans (loans that are in arrears for 90 days or more) and reinforces the guidance with regards to fostering timely provisioning and write-off practices, and may be amended from time to time. Although these guidelines are not binding, they may have an impact in the future on our risk management, governance or control systems as these relate to our management of NPEs, as well as on how the SSM assesses our capital requirements for NPEs.

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

        As a result of the progress in the Third Program implementation in 2017, relating to improved fiscal prospects on the back official overperformance in 2016 and 2017 and of a bottoming out of economic activity, Moody's Corporation ("Moody's") on June 23, 2017 upgraded Greece's sovereign bond rating to 'Caa2' and changed the outlook to positive. On August 18, 2017, Fitch Global Ratings ("Fitch") upgraded Greece's sovereign rating by one notch to 'B–' and revised its outlook to positive, while Standard & Poor's ("S&P") also revised its outlook to positive on July 21, 2017 affirming, however, its 'B–' long-term sovereign rating on the Hellenic Republic. On January 19, 2018 and on February 16, 2018, S&P and Fitch upgraded Greece's sovereign bond rating to 'B' from 'B–', respectively, while on February 21, 2018, Moody's upgraded Greece's sovereign rating by two notches to 'B3' from 'Caa2', citing improvements in general government finances and fiscal outlook as the main drivers of its decision.

        However, the rating agencies also note that the probability of new downgrades of the Hellenic Republic's rating could re-appear in the event of emergence of doubts about the country's commitment to maintain a sound fiscal position and implement important reforms or meet other obligations of the post-program monitoring. Similarly, large policy shifts that reverse the reform process, or a significantly weaker-than-expected macroeconomic performance, which could weaken Greece's ability to continue fiscal consolidation and debt reduction, or meet other commitments to official sector lenders, could undermine the Hellenic Republic and Greek private sector's creditworthiness. A stabilization of the Hellenic Republic's rating or even a downgrade may also occur if official sector lenders do not timely provide necessary additional relief by lowering Greece's debt servicing costs, according to the Eurogroup decision on the implementation of the medium-term debt measures (Source: Eurogroup Statement, May 25, 2016) or waiver from their commitment to conditionally provide further relief to Greece's debt servicing costs in the future. Should any downgrades occur or rating outlooks turn negative, the financing costs of the Hellenic Republic would increase and its access to market financing could be disrupted, with negative effects on the cost of capital for Greek banks (including the Bank) and the Bank's business, financial condition and results of operations. Downgrades of the Hellenic Republic's credit rating could also result in a corresponding downgrade in the Bank's credit rating and, as a result, increase wholesale borrowing costs and the Bank's access to liquidity.

        For details relating to the Bank's credit ratings, see Item 5B., "Liquidity and Capital Resources—Credit Ratings".

A default of the Hellenic Republic would have a material adverse effect on the Group's business and could lead to a higher cost of funding or the inability of the Bank to raise capital.

        The ability of the Hellenic Republic to service its outstanding debt depends on a variety of factors, including the overall health of the Greek economy, the growth rate that can be achieved in future years, the maintenance of sound fiscal and current account positions, and the provision by the official lenders of additional concessions for lowering debt servicing costs. In the event of the re-emergence of the need for an additional restructuring of Hellenic Republic's debt, due to adverse conditions arising from the foregoing or other influences, the Bank's regulatory capital would be severely affected due to its direct exposure to Hellenic Republic debt, as well as due to the indirect effects of the credit event on the Bank's borrowers (and thus asset quality) and on investor confidence, requiring the Bank to raise additional capital and thus significantly diluting and/or eliminating existing shareholders' interests. In addition, if the Hellenic Republic were to default on its debt obligations to the Bank, the Bank could suffer losses and require further capital. There can be no assurance that the Bank could raise all or any of the required additional capital on acceptable terms.

        Failure to implement a credible program of reforms which meets any conditions imposed by the official lenders to lower the Hellenic Republic's debt servicing costs and/or measures to restore long-term debt sustainability and cover possible additional needs (even due to factors outside the control of the Hellenic Republic) of Greece in upcoming years may also result in a credit event with respect to Hellenic Republic debt or lead to a default by the Hellenic Republic on its domestic and/or external debt, which could include marketable instruments, official sector loans from the Eurozone countries and/or the IMF and other obligations of the Hellenic Republic.

        Moreover, if the prospective completion of the Third Program and the subsequent effort of the Hellenic republic to restore a viable economic course without the protection of an economic support program does not achieve the intended results or the Hellenic Republic and the Institutions are not otherwise able to continue to agree on the underpinnings of a sustainable fiscal path for Greece in the post-program period, it is possible that investors may again fear the exit of Greece from the Eurozone and the common currency of the euro, or be forced to repay its domestic and/or external indebtedness with a parallel or alternative currency. The exit from the Eurozone by Greece would have a material adverse effect on the Group's business, financial condition and results of operations, including a higher cost of funding and a devaluation or redenomination of significant portions of its assets. It would also result in any future payments of dividends being made in a currency other than the euro.

We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition.

        The Group currently includes deferred tax assets ("DTAs") calculated in accordance with IFRS as endorsed by the EU in calculating the Group's capital and capital adequacy ratios. As at December 31, 2017, the Group's DTAs, excluding the amount of the DTA that was classified as non-current assets held for sale, were EUR 4.9 (December 31, 2016, EUR 5.1 billion).

        The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank's statement of financial position, and therefore reduce the value of the DTAs as included in the Group's regulatory capital.

        EU Regulation 575/2013 provides that DTAs recognized for IFRS purposes that rely on future profitability and arise from temporary differences of a credit institution and exceed certain thresholds must be deducted from its CET1 capital. This deduction is implemented gradually until 2019.

        The deduction would have a significant impact on Greek credit institutions, including the Bank. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, ("DTC Law"), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert DTAs arising from (a) private sector initiative ("PSI") losses, (b) accumulated provisions for credit losses recognized as at June 30, 2015, (c) losses from final write-off or the disposal of loans and (d) accounting write-offs, which will ultimately lead to final write-offs and losses from disposals, to a receivable ("Tax Credit") from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on March 29, 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to June 30, 2015 less (a) any definitive and cleared Tax Credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

        Furthermore, Greek Law 4465/2017 amended article 27 "Carry forward losses" by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

        As at December 31, 2017 Group's eligible DTAs amounted to EUR 4.7 billion (December 31, 2016: EUR 4.8 billion). The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue warrants to the Greek State (conversion rights) for an amount of 100% of the Tax Credit in favor of the Greek State that was not offset against income taxes payable and create a specific reserve for an equal amount. Common shareholders have pre emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favor of the Greek State. This legislation allows credit institutions to treat such DTAs as not "relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution's capital position.

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. An exit by the Bank from the provisions of the DTC Law requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.7 billion (2016: EUR 4.8 billion).

        If the regulations governing the use of DTCs as part of the Group's regulatory capital change, this may affect the Group's capital base and consequently its capital ratios. As at December 31, 2017, 74.5% of the Group's CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not rule the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group's ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group's operating results and financial condition and prospects.

If the Bank recognizes accounting losses on a solo basis in future years, its DTAs will be converted into Tax Credits and the Bank may be required to issue a material number of additional ordinary shares to the Hellenic Republic, which may result in high dilution of existing shareholders in 2019 and future periods.

        The Group has significant DTAs as part of its assets, calculated in accordance with IFRS as endorsed by the EU. The amount of the Bank's Eligible DTAs was EUR 4.7 billion as at December 31, 2017. DTAs that arise from the PSI unamortized losses as well as provisions for loan losses, losses from the final write-off or the disposal of loans and accounting write-offs, which will ultimately lead to final write-offs and losses from disposals subject to certain limitations in the immediately preceding risk factor, recognized for IFRS purposes are Eligible DTAs, and may be converted into Tax Credits against the Hellenic Republic, as set out in "—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition". These Tax Credits shall give rise to a direct repayment claim against the Hellenic Republic. From 2017 onwards, the relevant credit institution has the right to issue and deliver, for free, warrants to the Greek State (conversion rights), which can be converted into ordinary shares of the credit institution at a total market value equal to 100% of such Tax Credits as standing before the offset, at a market price equal to the weighted average market price over the 30 business days preceding the conversion (which 30-day period will take place preceding the Annual General Meeting usually held in May or June), and shall form a special reserve of an equal amount, solely for the purpose of its capitalization in the context of the share capital increase arising from the exercise of the relevant conversion rights. Such 30 day average price could be materially below the prevailing trading price of our ordinary shares prior to such 30-day calculation period. The warrants shall be freely transferrable, without prejudice to the call option of the common shareholders of the credit institution for the purchase of the warrants in proportion to their shareholding participation in the credit institution within a reasonable timeframe. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework".

        On November 7, 2014, the Bank convened an extraordinary General Shareholders Meeting which resolved upon the Bank's submission to the DTC Law, the issuance of warrants to the Hellenic Republic and the formation of a special reserve. As a result, if the Bank has IFRS accounting losses on a solo basis in any given year from 2016 onwards, and the provisions of article 27A of Greek Law 4172/2013 are applied as described above, existing shareholders may be diluted to the extent of the ordinary shares issued to the Hellenic Republic, should existing shareholders not exercise their call option on the conversion rights.

        The conditions for conversion rights were not met in the year ended December 31, 2016 and 2017 and no conversion rights are deliverable for 2017 and 2018, accordingly.

        If the Bank were to recognize an accounting loss in 2018, for example, due to higher provisions for loan losses or asset impairments, the Bank's Eligible DTAs would convert into Tax Credits, which, depending on the amount of the IFRS loss, could lead to the issuance of a significant number of new ordinary shares to the Hellenic Republic, in particular if the market value of the Bank's ordinary shares is low during the 30-day period preceding the conversion, which could result in very significant dilution for holders of existing ordinary shares.

There is uncertainty about the Bank's ability to continue as a "going concern".

        Continuing reliance on Eurosystem funding and delays in completing the fourth review of the Third Program, which is required for a successful completion of the Third Program, may in turn delay the anticipated recovery of the Greek economy and create uncertainty about our ability to continue as a going concern. Although Eurosystem funding was significantly reduced as of December 31, 2017, to EUR 2.75 billion, (December 31, 2016: EUR 12.3 billion and December 31, 2015: EUR 24.0 billion), of which EUR 2.75 billion was from ECB (December 31, 2016: EUR 6.7 billion and December 31, 2015: EUR 12.5 billion) and nil from ELA (December 31, 2016: EUR 5.6 billion and December 31, 2015: EUR 11.5 billion), the need for additional ECB or ELA funding may arise if adverse developments in the Greek economy occur. The going concern basis of the Bank is dependent on access to the Eurosystem facilities, the Bank's and the Group's CET1 ratio of December 31, 2017 (which exceeded SREP requirements even after the adoption of IFRS 9) and the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed in Item 5. D., "Trend information—The Macroeconomic Environment in the Group's Markets—Recent Macroeconomic Developments in Greece").

        In addition, as at December 31, 2017 our shareholders equity under U.S. GAAP was negative EUR 1.5 billion mainly, as a result of the losses in previous years, although our CET1 ratio was 17.0%. Our independent registered public accounting firm has added an explanatory paragraph to their audit opinion issued in connection with the 2017 U.S. GAAP Financial Statements emphasizing the disclosures of material uncertainties in Note 3 of the 2017 U.S. GAAP Financial Statements.

The Bank may be legally restricted from paying dividends.

        The Bank may be legally restricted from paying dividends as a result of either legal provisions generally applicable to Greek credit institutions or provisions specially applicable to the Bank.

        More specifically, Codified Law 2190/1920 imposes restrictions on the dividend distributions if certain conditions are met. These conditions relate to the level of the total shareholders' equity compared to the sum of the share capital increased by the reserves, the distribution of which is forbidden. For more details see also Item 8, "Financial Information—Policy on Dividend Distributions".

        Due to the above restrictions, there were no distributable funds available by the end of 2016, therefore the Annual Ordinary General Meeting of the Bank's shareholders held on June 30, 2017 took no decision on dividend distribution. For the same reasons the Bank's Board of Directors will not propose any dividend distribution to the Bank's Shareholders Annual General Meeting of 2018.

        Furthermore, pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD Law), including dividend payments, if and to the extent that such payment, when aggregated with other distributions of the kind referred to in paragraph 1 of Article 131 of the CRD Law, would exceed a cap or maximum distributable amount (the "Maximum Distributable Amount") required to be calculated in accordance with the CRD Law if any, then applicable to the Bank, to be exceeded (see also Item 8, "Financial Information—Policy on Dividend Distributions").

        Notwithstanding the above, the Bank has been in the past and is currently subject to additional specially applicable restrictions on paying dividends to its shareholders and may not be able to pay dividends in the future. In particular, as a result of the Bank's recapitalization by the HFSF in accordance with the HFSF Law, the Bank continues to be subject to restrictions on dividend payments under the HFSF Law. These dividend restrictions incorporate the similar dividend restrictions as the ones applicable pursuant to the Hellenic Republic Bank Support Plan. As a result, the Bank's dividends are currently subject to a distribution maximum of 35% of the Bank's distributable profits (on an unconsolidated basis). Furthermore, as long as the Bank is subject to the provisions of the HFSF Law, the HFSF's representative who sits on the Board of Directors has the power to veto any decision of the Board of Directors of the Bank regarding the distribution of dividends.

Risks Relating to Our Recapitalization and Receipt of State Aid

As a recipient of State Aid, our operational autonomy is constrained.

        As a result of recapitalizations in 2013 and 2015, each of which included State Aid within the meaning of applicable EU legislation, and in order for the HFSF to fulfill its objectives under the HFSF Law, exercise its rights and obligations and comply with the commitments undertaken through the Financial Assistance Facility Agreement ("FFA") signed on August 19, 2015 by and between the ESM, the Hellenic Republic, the Bank of Greece and the HFSF and the MoU signed on August 19, 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece, the HFSF and the Bank entered to a revised Relationship Framework Agreement dated December 3, 2015 (the "Amended Relationship Framework Agreement"), which amended the initial Relationship Framework Agreement dated July 10, 2013 between the Bank and the HFSF (the "Relationship Framework Agreement") (See Item 4.B.,"Business overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—The Relationship Framework Agreement"). The total amount of State Aid we received in forms other than guarantees and liquidity assistance was approximately EUR 12.7 billion as at December 31, 2015 and EUR 10.7 billion in 2016 and 2017 following the repayment of the contingent convertible bonds ("CoCos") in December 2016.

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

        The implementation of the Revised Restructuring Plan by the Bank has had and will continue to have a significant impact on our business activity, operating results and financial position. Specifically, as part of the Revised Restructuring Plan and under European State Aid rules, the Bank has undertaken a number of Commitments, both structural (such as the disposal of certain assets and subsidiaries) and behavioral, towards the Directorate General of the European Commission. Among other Commitments, as part of its Revised Restructuring Plan the Bank in June 2016, completed the sale of 100.00% of its shareholding in Finansbank. Following the closing, on December 15, 2016, the Bank proceeded with the full repayment of the CoCos. Furthermore, in June 2017, the Bank completed the sale its 99.91% shareholding in UBB and its 100.00% shareholding in Interlease E.A.D. In December 2017, the Bank completed the sale of its 100.00% Serbian subsidiaries Vojvodjanska, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade.

        Additionally, in December 2016, the Bank agreed, subject to customary regulatory and corporate approvals, to dispose of its entire stake in S.A.B.A. and in February 2018 the Bank entered into SPAs for the sale of 100.00% of its subsidiary, NBG Albania. Closing of the above transactions is expected by the end of the third quarter of 2018 subject to customary regulatory and antitrust approvals. The Bank is also in the process of divesting from its remaining foreign operations, including from Cyprus, FYROM and Egypt.

        Lastly, although the Bank in July 2017, entered into an SPA for the sale of 99.28% of its Romanian subsidiary Romaneasca, on March 19, 2018, the Bank announced that the NBR rejected OTPR's application to acquire 99.28% of Romaneasca as NBR's approval of OTPR, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction. Moreover, although the Bank in June 2017 entered into an agreement with EXIN to sell a 75.00% stake in Ethniki Insurance, on March 28, 2018, which was the Longstop Date for EXIN to fulfil certain condition precedents specified in the SPA entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank considered various strategic options in relation to its investment in Ethniki Insurance and its operations in Romania in line with its Revised Restructuring Plan.

        The other disposals contemplated by the Revised Restructuring Plan, which have not yet taken place, may be undertaken by the Bank at unattractive valuations or during unfavorable market conditions. The Bank may not succeed in complying with all the Commitments given by the Hellenic Republic within the deadline (December 31, 2018) set in the Revised Restructuring Plan for the Bank. This may lead to the European Commission re-opening an in-depth investigation (so-called "misuse of aid proceedings") at the end of which it may find that additional restructuring measures are required in order to find the State Aid received compatible with the internal market. In addition, it may result in the HFSF exercising full voting rights in respect of its shares in the Bank, for which the relevant rights are currently restricted (see "—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operations").

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

        Under the Amended Relationship Framework Agreement governing the relationship between the Bank and the HFSF, the HFSF, as shareholder, has certain rights in relation to the operation of the Bank. See 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF". Although the Amended Relationship Framework Agreement provides that the Bank's decision making bodies will continue to determine independently, among other things, the Bank's commercial strategy and policy, the monitoring and veto powers held by the HFSF representative appointed to the Board of Directors (appointed since June 2012 pursuant to Greek Law 3864/2010) restrict the discretion of the Bank's management. Accordingly, as a result of the Bank's participation in recapitalization programs, the HFSF is able to exercise significant influence over the operations of the Bank. These restrictions arise from, among others, the Amended Relationship Framework Agreement with the HFSF entered into by the Bank in December 2015 in connection with its receipt of State Aid as part of its recapitalization in December 2015 (similar restrictions applied prior to December 2015 in accordance with the initial Relationship Framework Agreement of July 2013 between the Bank and the Hellenic Republic) (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—The Relationship Framework Agreement").

        Pursuant to the provisions of the HFSF Law, the HFSF's appointed representative has enumerated powers to veto key corporate decisions of the Bank and exercise other powers relating to corporate governance, as set out in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF." Additionally, in accordance with the provisions of the HFSF Law and the provisions of the Amended Relationship Framework Agreement, HFSF, among others, has performed and may in the future perform its own evaluation of the corporate governance and of the Board of Directors and its Committees, through independent consultants of international reputation and established experience and expertise. If a review or evaluation undertaken in compliance with these provisions determines that the subject of the review does not meet the relevant criteria, HFSF is required to advise the Board of Directors or the General Meeting of Shareholders, as the case may be, of its findings, and may recommend replacement of members of the Board of Directors or Board Committee. In 2017 the HFSF performed its own evaluation of the Board of Directors, in collaboration with independent consultants and in accordance with Art. 10 of Greek Law 3864/2010 as amended and currently in force. The results of the HFSF's evaluation of the Board of Directors have been reviewed and discussed at the level of the Board of Directors by the competent Board Committee, being the Corporate Governance and Nominations Committee of the Board, and the Bank has proceeded to corrective action which has been closely monitored.

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

        Additionally, following its participation in the Bank's share capital increase completed in December 2015, the HFSF acquired 2,254,869,160 shares of the Bank and as part of the recapitalization, Greek State Preference Shares previously held by the Hellenic Republic were converted into common shares and acquired by the HFSF by operation of law. Accordingly, as at April 20, 2018, the HFSF holds 3,559,869,160 common shares having full voting rights, representing 38.92% of the Bank's share capital, while it also holds 134,818,596, representing 1.47% of the Bank's share capital consisting of common shares with restrictions on the exercise of the voting rights as per Article 7a of the HFSF Law as in force, which could be lifted upon certain conditions, for example if the HFSF General Council concludes that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation or which are described in the Amended Relationship Framework Agreement.

        Furthermore, the HFSF also has interests in other Greek financial institutions and an interest in the health of the Greek banking industry and other industries generally, and those interests may not always be aligned with the commercial interests of the Group or those of its shareholders.

Risks Relating to Our Business

The increase of non-accruing loans has had and may continue to have a negative impact on our operations in the future.

        Non-accruing loans represented 42.5% of our loan portfolio as at December 31, 2017, while the same ratio for our Greek operations was 43.3% (see Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology" and Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations"). The effect of the economic crisis in Greece and adverse macroeconomic conditions in the countries in which we operate may result in further adverse effects on the credit quality of our borrowers, with increasing delinquencies and defaults. In accordance with Greek Law 3869/2010, individuals who are in a state of permanent inability to pay their debts not attributable to willful misconduct, have the ability to adjust their debts and may be released from a portion of such debts through filing of an application to the competent court (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). As at December 31, 2017 and December 31, 2016, 79,320 and 81,832 customers, had applied to the court under the provisions of Greek Law 3869/2010, with combined outstanding balances of EUR 3,470 million and EUR 3,747 million, respectively. In addition, we may not be able to enforce certain collateral in enforcement proceedings for real estate used as the main residence of the debtors, subject to certain conditions as described in Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Constraints on the Use of Capital—Restrictions on Enforcement of Granted Collateral". Future provisions for non-accruing loans could have a materially adverse effect on our profitability.

Our loan portfolio may continue to contract.

        Since December 31, 2013 the Group's Greek residents net loans has declined from EUR 43.0 billion to EUR 33.8 billion as at December 31, 2017. As the Greek economy has remained in recession, in the current economic environment, our Greek loan portfolio may continue to decline, and our foreign loan portfolio may also decline. More specifically, since December 31, 2013 the Group's foreign net loans have declined from EUR 22.5 billion to EUR 2.0 billion as at December 31, 2017, mainly due to the Finansbank, UBB, Interlease E.A.D., Vojvodjanska, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade disposals and to the transfer of S.A.B.A., Banca Romaneasca S.A. and NBG Albania to long lived assets held for sale, as a result of the Bank's commitment to reduce its international activities in the context of the Revised Restructuring Plan. Furthermore, there are a limited number of high credit quality customers in Greece to whom banking services may be provided in our target markets. Developments in our loan portfolio will be affected by, among other factors, the health of the Greek economy in light of the economic crisis, capital controls imposed on Greek banks and the Third Program. The continuing decline in our loan portfolio, in combination with non-accruing loans, could further reduce our net interest income, and this could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our regulatory capital may be adversely affected by the implementation of IFRS 9, as endorsed by the EU.

        The financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). However, the financial statements covering the same period that the Group has made public pursuant to the laws of our home jurisdiction have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (the "IFRS financial statements"). We calculate the Group's regulatory capital position on the basis of our IFRS financial statements and thus changes in the International Financial Reporting Standards that impact the financial metrics used to calculate our regulatory capital could result in changes that require the Group to raise additional capital to comply with our regulatory capital requirements.

        The comprehensive reform of financial instruments accounting, IFRS 9 "Financial Instruments" ("IFRS 9"), has been applicable to the Group in relation to the preparation of its IFRS financial statements since January 1, 2018. IFRS 9 introduced, among other things, a new impairment model based on expected loss rather than incurred loss and new requirements for the classification and measurement of financial instruments and hedge accounting. The implementation of the new standard requires the application of more complex credit risk models of greater predictive abilities which require a significantly broader set of source data than the currently applied models. Since the allowance for credit losses of financial instruments is based on forward-looking information, IFRS 9 will most probably lead to an increase in subjectivity.

        On December 12, 2017, the European Parliament and the Council of the European Union adopted Regulation (EU) 2017/2395, allowing credit institutions to gradually apply the impact of the application of IFRS 9 to own funds in calculating regulatory capital. Upon adoption of IFRS 9, credit institutions are allowed to include in the CET1 capital, a portion of the increased expected credit losses provisions over a five-year transitional period starting in 2018 and through 2022. The portion of expected credit losses provisions that can be included in CET1 should decrease over time down to zero to ensure the full implementation of IFRS 9 after the end of the transitional period. In addition, in accordance with paragraph (4) of Regulation (EU) 2017/2395, if expected credit losses provisions for financial assets classified as stage 1 or stage 2 under IFRS 9 requirements after the first adoption of IFRS 9 are increased, credit institutions are allowed to include the increase in the transitional arrangements. The Group has decided to apply the transitional arrangements set out in Article 1 of Regulation (EU) 2017/2395, including the provisions of paragraph (4), during the transitional period.

        The adoption of IFRS 9 on January 1, 2018, is expected to impact the Group shareholders' equity by approximately EUR 1.46 billion, of which EUR 1.22 billion is due to changes in impairment requirements and EUR 0.24 billion is due to classification and measurement. As a result of the new impairment requirements, the Group's allowance for loan losses under IFRS, is expected to increase by approximately 10.7%. As a result of these changes, by applying the regulatory transitional arrangements for 2018 set out in Regulation (EU) 2017/2395, the Group's and the Bank's CET1 ratio as of December 31, 2017, is estimated to decrease by approximately 50 basis points at 16.5% and 16.3%, respectively. On a fully loaded basis as of December 31, 2017, the Group's CET1 ratio is expected to decrease by approximately 350 basis points at 13.5%, while the Bank's CET1 ratio is expected to decrease by approximately 380 basis points at 13.0%. However, these IFRS 9 impact estimates are based on the accounting policies, assumptions and judgments of the Bank, as determined to date, which will be finalized during the preparation of the financial statements for the year ending December 31, 2018. Consequently, the aforementioned estimates remain subject to change in 2018. If these estimates change significantly, this could have a material adverse effect on the Bank's financial condition and on the Group's regulatory capital.

The Group is vulnerable to disruptions and volatility in the global financial markets.

        The global economic recovery has gathered pace in 2017. Specifically, in the euro area, the economic recovery has picked up pace with business investment gradually increasing, on top of already strong positive contribution of private consumption to Gross Domestic Product ("GDP"). Employment gains and rising household wealth, alongside favorable financing conditions due to the accommodative monetary policy by the European Central Bank have led to a broader based recovery across euro area countries and sectors. Euro area real GDP advanced by 2.4% in 2017 from 1.8% in 2016 recording the strongest growth rate since 2007.

        The distribution of risks for the euro area economy appears broadly balanced. On the one hand, the strong cyclical economic upswing may continue amid still supportive monetary stance and broadly neutral fiscal policies. On the other hand, a weaker-than-expected external environment amid trade tensions, abrupt upward moves in the euro exchange rate, volatility of European politics (Italy, Brexit negotiations) and the lack of significant progress regarding structural reforms may hinder the positive momentum. More specifically, a number of European economies continue to face significant economic headwinds stemming from high levels of private or public debt and elevated unemployment rates. These factors, among other things, may restrict the European economic recovery, with a corresponding adverse effect on the Group's business, results of operations and financial condition.

        Financial markets have been resilient in 2017 and early in 2018 with equity prices in many advanced economies recording strong gains. However, the end of January 2018 saw a sudden surge in risk aversion amid inflation concerns, whereas the termination of strategies that had been based on the continuation of low volatility amplified the sell-off. Equity market implied volatility (Cboe S&P500 Volatility Index) surged, whereas trade concerns and pressures on specific equity segments (e.g. Information Technology sector) continue to weigh on investors' risk appetite with global equity prices broadly flat 2018-to-date (MSCI ACWI World: –0.1% as of May 7). Financial market volatility could edge further higher due to a more aggressive reassessment of the US Federal Reserve's interest rate tightening cycle amid inflationary pressures and renewed euro area political turmoil amid overstretched asset valuations, with a corresponding material adverse effect on the Group's business, results of operations and financial condition, including the Group's ability to fund its operations.

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

        Adverse developments could also be triggered by significant deterioration of global economic conditions amid escalating trade tensions, a sharper-than-expected slowdown of the Chinese economy due to excessive corporate leverage, a recurrence of Eurozone sovereign debt and banking stress triggered, inter alia, by political and fiscal uncertainty, the challenging low/negative interest rate operating environment, as well as a weaker than expected performance of the Greek economy.

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

        Continuing volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results of operations, financial condition and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group's available-for-sale, trading portfolios and financial assets and liabilities for which the fair value option has been elected. In addition, any further deterioration in the performance of the assets in the Group's investment securities portfolios could lead to additional impairment losses, including our holdings of Greek government bonds. The investment securities portfolios accounted for 5.9% of the Group's total assets excluding long-lived assets classified as held for sale as at December 31, 2017. Volatility can also lead to losses relating to a broad range of other trading securities and derivatives held, including swaps, futures, options and structured products. For further information on market risk exposures in those portfolios, you should refer to Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Market Risk".

Volatility in interest rates may negatively affect our net interest income and have other adverse consequences.

        Interest rates are highly sensitive to many factors beyond our control, including monetary policies, domestic and international economic and political conditions, as well as other factors. There can be no assurance that further events will not alter the interest rate environment in Greece and the other markets in which we operate. Cost of funding is especially at risk for the Bank. However, the Bank's funding cost remained almost unchanged, when compared to the respective level as of December 31, 2016 and stood at 0.50% as of December 31, 2017.

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

        The general scarcity of wholesale funding since the onset of the economic crisis, as well as the imposition of capital controls in 2015, may lead to a significant increase in competition for retail deposits in Greece among the four largest banks (including the Bank) and other smaller banks, which means that the Bank may have to pay higher rates to attract equivalent levels of deposits. The Bank faces competition from foreign banks in its banking operations outside of Greece, some of which may have resources greater than that of the Bank. The Bank may not be able to continue to compete successfully with domestic and international banks in the future. These competitive pressures may have a material adverse effect on its business, financial condition and results of operations. The Group's relative exposure to Greece increased significantly as a result of the completion of the sale of Finansbank, UBB, Interlease E.A.D., Vojvodjanska, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade and will further increase as a result of the sale of Banca Romaneasca, NBG Albania and S.A.B.A.

The loss of senior management may adversely affect our ability to implement our strategy.

        The Group's current senior management team includes a number of experienced executives the Group believes contribute significant experience and expertise to its management in the banking sectors in which the Bank operates. The continued performance of the Group's business and its ability to execute its business strategy will depend, in large part, on the efforts of the senior management of the Group. On May 4, 2018, the Board of Directors accepted the resignation of the Bank's CEO, Mr. Leonidas Fragkiadakis. At the same meeting, the Board of Directors announced that it decided to proceed promptly with the formulation and implementation of a new strategy following the completion of the biggest part of the Revised Restructuring Plan. The Board of Directors appointed Deputy Chief Executive Officer Mr. Paul Mylonas as Acting CEO of the Bank until the forthcoming Annual General Meeting, and has commenced a recruitment process for a new CEO. This recruitment process may be time consuming for management and disruptive to the Group's ability to focus on the formulation and execution of its new strategy. Furthermore, there can be no assurance that the Bank will be able to recruit a new CEO meeting all its requirements in the timeframe desired. Any significant delay or difficulty in this recruitment process may adversely affect the Group's business, results of operations and prospects. For further information Item 6.A., "Board of Directors and Senior Management". Furthermore, a potential change in share ownership percentages and shareholders rights or a situation of effective control by the HFSF could lead to the departure of certain senior managers. If a substantial number of the Group's senior management team leave the Group, its business may be materially adversely affected.

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

        Additionally, as prescribed by the Revised Restructuring Plan, until December 31, 2017, the Bank was not permitted to pay to any employee or manager a total annual remuneration (wage, pension contribution, bonus) higher than the total annual remuneration of the Governor of the Bank of Greece (not taking into account any voluntary partial waiver of remuneration by the Governor). In case of a capital injection from HFSF, the remuneration cap will be re-evaluated according to the European Banking Communication of August 1, 2013, point 38 and shall be prolonged until the end of the restructuring period, which currently is December 31, 2018.

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

        The employees of the Bank and certain of our subsidiaries participate in employee-managed pension schemes and retirement benefit plans. The Bank and certain of our subsidiaries make significant defined contributions to these schemes. In addition, the Bank and several of our subsidiaries offer other post-employment benefit plans, including medical benefit plans. Our consolidated net liability under these plans as at December 31, 2017 was EUR 254 million, determined by reference to a number of critical assumptions. These include assumptions about movements in interest rates which may not be realized. Potential variations may cause us to incur significantly increased liability in respect of these obligations. For more information on our current obligations under pension and retirement benefit plans and the assumptions by reference to which they are determined, please refer to Item 6.D, "Employees" and Note 38 to the U.S. GAAP Financial Statements.

        Furthermore, the Bank, up to October 2017, provided financial assistance to its Auxiliary Pension Plan ("LEPETE"), in order for the LEPETE to cover cash shortfalls. Subsequently, the Board of Directors decided that the Bank will not provide any additional assistance to LEPETE from October 2017 onwards. Since December 2017, LEPETE has ceased making payments to the pensioners. There are pending legal actions against the Bank from LEPETE, employees' unions and former employees who are disputing the defined contribution status of the plan, claiming that the Bank has an obligation to cover any deficit arising. To date, three First Instance Court decisions (421,422, 423/2010), eight temporary injunctive measures and one similar legal case before the Court of Appeal of Athens

(decision 487/2017), were in favor of the Bank and one injunction order (2680/2018) was in favor of 30 former employees. The Group has not recorded any provisions for these pending legal actions.

        The amendments pursuant to the Third Program or any future amendments in legislation regarding pensions and pension liabilities or other post-employment benefit obligations or any unfavorable court decision regarding LEPETE, may increase the liability of the Bank or its subsidiaries with respect to pension and other post-employment benefit plan contributions to cover actuarial or operating deficits of those plans.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may not be accurate.

        In establishing the fair value of certain financial instruments, we rely on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilize observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilized by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, our internal valuation models require us to make assumptions, judgments and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgments and estimates we are often required to make relate to matters that are inherently uncertain, such as expected cash flows. Such assumptions, judgments and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on our earnings and financial condition. Also, market volatility can challenge the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a material adverse effect on our results, financial condition and prospects.

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

  •
  Credit Risk.  Credit risk is the risk of financial loss relating to the failure of a borrower to honor its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. Credit risk is the largest single risk we face. See "—We are exposed to counterparty risk".

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

  •
  Liquidity Risk.  Liquidity risk is defined as the current or prospective risk to earnings and capital arising from an entity's inability to meet its liabilities when they come due without incurring significant losses. It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding a portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms. The severity of pressure experienced by the Hellenic Republic in its public finances and credit downgrades has restricted the access to markets for the Bank (see "—Risks Relating to the Hellenic Republic's Economic Crisis—Although our dependence on ECB funding currently relates solely to Targeted Longer-term Refinancing Operations and we have eliminated ELA funding, if additional ECB or ELA funding is needed in the future it will be subject to ECB rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds.", Item 5.B "Liquidity and Capital Resources" and Item 11 "Quantitative and Qualitative Disclosures about Market Risk").

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

        Although management believes that its risk management and risk mitigation policies are adequate, our risk management processes may not prevent all instances of fraud or otherwise allow us to mitigate or fully manage the above risks. In addition, the weak Greek economy as well as continuing volatility as a result of market forces out of our control could cause the Bank's liquidity position to deteriorate. Such deterioration would increase funding costs and limit the Bank's capacity to increase its credit portfolio and the total amount of its assets, which could have a material adverse effect on the Bank's business, results of operations and financial condition.

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

Our operational systems and networks have been, and will continue to be, exposed and vulnerable to an increasing risk of continually evolving cyber-security or other technological risks which could result in the unavailability of IT services or in the disclosure of confidential client or customer information, damage to our reputation, additional costs to us, regulatory penalties and financial losses.

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

        Although we endeavor to safeguard our systems and processes and strive to continuously monitor and develop them to protect our technology infrastructure and data from misappropriation, our computer systems, software and networks have been and will continue to be exposed and possibly vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other external attacks or events, as well as internal breaches. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to our reputation with its clients and the market, additional costs to us (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses to both us and our clients. Such events could also cause interruptions or malfunctions in our operations (such as the lack of availability of our online banking systems) or otherwise hinder our operational effectiveness, as well as the operations of our clients, customers or other third parties. Given the volume of our transactions, certain errors or actions may be repeated or compounded before they are discovered and rectified, which would further increase these costs and consequences.

        In addition, third parties with which we do business may also be sources of cyber security or other technological risks. We outsource a limited number of supporting functions, such as printing of customer credit card statements, which results in the storage and processing of customer information. Although we adopt a range of actions to eliminate the exposure resulting from outsourcing, such as not allowing third-party access to the production systems and operating a highly controlled IT environment, unauthorized access, loss or destruction of data or other cyber incidents could occur, resulting in similar costs and consequences to us as those discussed above.

        The EU General Data Protection Regulation ("GDPR") is directly applicable in Greece, and will become applicable as of May 25, 2018 and the penalties in case of personal data leakage could impact us once the GDPR is applicable.

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

        Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our management, including our Acting Chief Executive Officer / Deputy Chief Executive Officer and

our Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        As at December 31, 2017, we performed an evaluation, under the supervision and with the participation of our management, including our Acting Chief Executive Officer / Deputy Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.

        Based upon that evaluation, our Acting Chief Executive Officer / Deputy Chief Executive Officer and our Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as at December 31, 2017, due to the fact that management identified material weaknesses in its ICFR relating to:

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

We conduct international activities in SEE operations and Cyprus, which are subject to certain political, governmental or macroeconomic risks.

        Apart from our continuing operations in the Hellenic Republic, we have operations in the SEE countries mainly in the Former Yugoslav Republic of Macedonia ("FYROM") ("SEE operations") and in Cyprus, which includes banking operations. The Group's SEE operations and in Cyprus accounted for 4.3% of our gross loans as of December 31, 2017 and 5.9% of our net interest income before provisions for loan losses from continuing operations as at and for the year ended December 31, 2017. Our SEE operations and in Cyprus are exposed to the risk of adverse political, governmental or economic developments in the countries in which we operate. In addition, most of the countries outside the Hellenic Republic in which we operate are emerging markets in which we face particular operating risks. These factors could have a material adverse effect on our business, results of operations and financial condition.

        Our SEE operations also expose us to foreign currency risk. A decline in the value of the currencies in which our SEE subsidiaries receive their income or value their assets relative to the value of the Euro may have an adverse effect on our results of operations and financial condition.

        In addition, the economic crisis in Greece may:

  •
  materially adversely affect the operations of our SEE and in Cyprus subsidiaries;

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

        The Group is subject to financial services laws, regulations, administrative actions and policies in each jurisdiction in which it operates. All of these regulatory requirements have changed, are continuing to change, and are subject to further change following the unprecedented levels of government intervention and changes to the regulations governing financial institutions, as a result of the financial crisis. In response to the global financial crisis, national governments as well as supranational groups, such as the EU, have implemented significant changes to the existing regulatory frameworks for financial institutions, including those pertaining to supervision, capital adequacy, liquidity, resolution and the scope of banks' operations and those pertaining to investors' protection and financial products' governance requirements (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Capital Requirements/Supervision" and Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—MiFID II.")

        Since November 4, 2014, the Group has been a significant entity in the Eurozone supervised by SSM and is subject to continuous evaluation of its capital adequacy, and could be requested to operate with higher than minimum regulatory capital and/or liquidity ratios. The supervisory regime applicable to European banks is undergoing a period of change since the SSM took responsibility for the prudential supervision of banks in the Eurozone in November 2014. Competent Authorities will continue to be responsible for supervisory matters not conferred on the ECB, such as consumer protection, money laundering, payment services, and branches of third country banks, besides supporting ECB in day-to-day supervision. In light of the new supervision legal framework the ECB and the competent national authorities shall carry out a SREP at least on an annual basis. In this view the EBA published on December 19, 2014 the final guidelines for common procedures and methodologies in respect of the SREP (EBA Guidelines). Such EBA Guidelines draw a common approach to determining the amount and composition of additional Pillar 2 own funds requirement implemented since January 1, 2016. On October 31, 2017, the EBA launched a public consultation to review, among others, the EBA 2014 Guidelines with the aim to further enhance an institution's risk management and the convergence among national regulators of their supervisory role in the SREP.

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

        The BRRD provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms. The BRRD is designed to provide authorities with a credible set of resolution tools and powers to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support. On November 23, 2016, the European Commission published a proposal to amend certain provisions of the BRRD (the "BBRD Reforms"). The proposal included an amendment to Article 108 of the BRRD aimed at partially harmonizing bank insolvency creditor hierarchy as regards the priority ranking of holders of bank senior unsecured debt eligible to meet minimum requirement for liabilities eligible for bail-in. The new provision would maintain the existing class of senior debt, while creating a new class of "non-preferred" senior debt that would be subject to bail-in only after capital instruments, but before other senior liabilities. The above have been adopted by Directive 2017/2399 of the European Parliament and the Council of December 12, 2017. The Bank does not have any senior unsecured debt as at the date of this Annual Report. However, should the Group issue it, the new or revised requirements would change the circumstances under which the Bank can raise stable funding and comply with MREL through the issuance of senior unsecured debt. See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Reporting Requirements for Banks—Bank Recovery and Resolution Directive".

        The BRRD (as applicable before the entry into force of Directive 2017/2399) was transposed into Greek law by Greek Law 4335/2015. The BRRD's broad range of resolution tools and powers may be used alone or in combination where the relevant Resolution Authority considers that certain required conditions are met. For further information, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—Reporting Requirements for Banks—Bank Recovery and Resolution Directive".

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

        An institution will be considered as failing or likely to fail when: it is, or is likely in the near future to be, in breach of its requirements for continuing authorization; its assets are, or are likely in the near future to be, less than its liabilities; it is, or is likely in the near future to be, unable to pay its debts or other liabilities as they fall due; or it requires extraordinary public financial support (except in limited circumstances). Although there are proposed pre-conditions for the exercise of the bail-in power, there remains uncertainty regarding the specific factors which the relevant Resolution Authority would consider in deciding whether to exercise the bail-in power with respect to the relevant financial institution and/or securities issued by that institution.

        Given the final discretion provided to the Resolution Authority, it may be difficult to predict when, if at all, the exercise of any bail in power by the relevant Resolution Authority, may occur which would result in a principal write off or conversion to equity. Accordingly, the threat of bail in may affect trading behavior, including prices and volatility, of the securities of any institution which the market perceives to be potentially considered as failing or likely to fail by the relevant Resolution Authority.

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

        The powers set out in the BRRD will impact how credit institutions and investment firms are managed as well as, in certain circumstances, the rights of creditors. As such, it is too early to anticipate the full impact of the BRRD, and there can be no assurance that creditors, shareholders and potential investors will not be adversely affected by actions taken under it. In addition, there can be no assurance that its application will not have a significant impact on the Group's results of operations, business, assets, cash flows and financial condition, as well as on its funding activities and the products and services offered. In addition, Regulation 806/2014 establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism ("SRM") and a Single Resolution Fund (the "SRM Regulation").

        The SRM Regulation, which will complement the SSM (as discussed under "—The Group may need additional capital and liquidity as a result of regulatory changes" above), applies to all banks supervised by the SSM, including the Bank. These uniform rules and uniform procedures established under the SRM Regulation will be applied by a single resolution board (the "Single Resolution Board") together with the EU Council and the European Commission and the national resolution authorities within the framework of the Single Resolution Mechanism ("SRM"). The Single Resolution Board shall have available the same range of tools as are available under the BRRD as described above. The SRM will be supported by a single resolution fund (the "Fund"). In the Banking Union (as defined by European Commission), the national resolution funds set up under the BRRD were superseded by the Fund as at January 1, 2016 and those funds will be pooled together gradually. Therefore, as at 2016, the Single Resolution Board, calculates the annual contributions of all institutions authorized in the Member States participating in the SSM and the SRM. The Fund is financed by the European banking sector. The manner for calculating contributions of banks under the SRM compared to the BRRD results in significant variations and can result in abrupt changes in the banks' expected contributions. In order to prevent such abrupt changes, the Council Implementing Regulation (EU) 2015/81 provides for an adjustment mechanism to remedy these distortions during the transitional period by way of a gradual phasing in of the SRM methodology. On May 15, 2017 European Commission Delegated Regulation (EU) 2017/747 of December 17, 2015 entered into force, providing for criteria relating to the calculation of ex ante contributions, and the circumstances and conditions under which the payment of extraordinary ex post contributions to the Fund may be partially or entirely deferred. This regulation clarifies circumstances which could require the National Bank of Greece to contribute to the Fund.

        On October 11, 2017, the European Commission urged the European Parliament and Council to progress quickly in the adoption of additional measures to tackle the remaining risks in the banking sector and suggested new actions to reduce non-performing loans and to help banks diversify their investment in sovereign bonds. The Group could be subject to any such additional measures or actions adopted which may result in additional compliance or capital requirements, and such measures or actions could have a material adverse effect on the Group's business, results of operations, financial condition or prospects.

Application of the Minimum Requirements for Own Funds and Eligible Liabilities under the BRRD may affect our profitability or impose further restrictions on our ability to pay dividends in the future

        Since 2016, European banks have had to comply with the rules under the BRRD, which, inter alia, introduced the Minimum Requirement for Own Funds and Eligible Liabilities ("MREL"). MREL aims to facilitate the orderly resolution of financial institutions by requiring them to hold at all times sufficient loss absorbing instruments to ensure that shareholders and senior unsecured creditors primarily bear losses in the event of resolution. MREL includes own funds (including, for the avoidance of doubt, ordinary shares) as well as eligible liabilities (as defined in the BRRD) and is expressed as a percentage of the total liabilities and own funds of the institution. The BRRD does not mandate a minimum threshold for MREL, but instead provides for a case by case assessment of the MREL for each institution or group, against a minimum set of criteria prescribed by the rules made under the BRRD and applied by the Single Resolution Board (the "SRB") in the case of financial institutions which are located in the Banking Union, such as the Group. Commission Delegated Regulation 2016/1450 further defines the way in which resolution authorities, including the SRB, are to determine MREL.

        The SRB's approach for determination of MREL targets has been crystallized to a significant extent, but significant elements still remain open. At the end of 2017 the SRB communicated binding MREL targets to some of the banking groups under its remit providing them also with a transition period of up to four years. The SRB aims to set binding MREL targets (at consolidated level) for the remaining banking groups, including NBG, at the end of 2018. However, there is no indication yet on the transitional period that the SRB will provide to NBG so as to comply with a target, when this becomes available.

        Should the SRB not provide an adequate transition period, issuance of MREL-eligible liabilities in a short timeframe could be very costly having, thus a material adverse effect on Group's financial condition and results of operations.

        On May 23, 2017, European Regulation (EU) no. 2016/1450 with regard to regulatory technical standards was enacted. In particular, the Regulation specified the criteria relating to the methodology for setting the minimum capital requirements for own funds and eligible liabilities.

        In November 2016, the European Commission submitted a legislative proposal to review the BRRD, which is currently under discussion by the co-legislators (i.e. European Parliament and Council of the European Union). Depending on the outcome of the ongoing discussions, the framework governing the determination of the MREL may change. This proposal provides, among others, that in case a bank does not have sufficient eligible liabilities to comply with its MREL, the resultant shortfall is automatically filled up with CET1 capital that would otherwise be counted towards meeting the combined capital buffer requirement.

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

        Laws governing the bankruptcy of individuals with the exception of individuals already subject to mercantile law (including Greek Law 3869/2010, regarding the debt arrangement of debts for over-indebted individuals) and other laws and regulations governing creditors' rights generally vary significantly within the region in which we operate. In some countries, the laws offer significantly less protection for creditors than the bankruptcy regimes in Western Europe and the United States. In Greece, foreclosures and auctions of all properties were prohibited until October 31, 2015. Although the Greek suspension of every enforcement action due to capital controls was lifted by the October 29, 2015 official announcement of Ministry of Justice, Transparency and Human Rights on November 2, 2015, a prolonged abstention by lawyers', bailiffs and notaries that commenced in January 2016 and ended in November 2017 for all parties, restrained us from proceeding to enforcement, seizures and auctions of any real estate during that period. Further to the above, there are certain interest groups organizing demonstrations previously at physical auctions and currently at electronic auctions which hinder their execution and sometimes result in violence. Consequently, the pace at which auctions of residential properties occur is often delayed.

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

        There can be no assurance that the Bank will continue to satisfy the free float eligibility criteria of the listing rules of the ATHEX. In case additional capital support is provided by the HFSF, the free float eligibility criteria may not be satisfied and the ATHEX may reclassify the Bank's share into another listing segment, namely the "Low Free Float Segment" or even the "To be Delisted Segment". If the free float eligibility criteria remain unsatisfied for a period of circa one year the ATHEX may commence delisting proceedings against the Bank's ordinary shares listed on the ATHEX.

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

        The trading market for our ordinary shares is the ATHEX. The ATHEX is less liquid than the other major stock markets in Western Europe and the United States. As a result, shareholders may have difficulty assessing the past performance of the ordinary shares based on our prior trading record on the ATHEX. In 2017, the average daily trading value on the ATHEX was EUR 59 million, while in the first four months of 2017 it was EUR 72 million (data as at April 11, 2018).

        As of December 29, 2017, the aggregate market value of all shares listed on the ATHEX was EUR 54.1 billion, while as of April 23, 2018 it was EUR 57.1 billion. The market value of our ordinary shares listed on the ATHEX on December 29, 2017 and April 23, 2018 was EUR 2.9 billion on both dates, representing 5.4% and 5.1%, respectively, of the capitalization of all companies listed on the ATHEX.

Future sales of ordinary shares could cause the price of our ordinary shares to decline.

        Pursuant to the HFSF's founding law, as amended and currently in force, the HFSF will decide on the way and procedure for disposing its shares at a time it deems appropriate, whether in a single transaction or a series of transactions, and in any case within five years from entry into force of Greek Law 4340/2015 and in compliance with the EU state aid rules. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek law. The Minister of Finance, following a proposal by the HFSF, can extend the above mentioned period. See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework". If the HFSF sells or indicates an intention to sell substantial amounts of our ordinary shares, the trading price of our ordinary shares could decline significantly. We cannot predict the effect, if any, that the future sales of our ordinary shares by the HFSF or the availability of these ordinary shares for sale will have on the market price of our ordinary shares.

Shareholder composition could substantially change due to the HFSF's participation in our share capital and potential future issuance of ordinary shares pursuant to the DTC Law.

        The HFSF is our most significant shareholder, holding 40.39% of our ordinary shares outstanding as at April 20, 2018.

        The disposal of the ordinary shares held by the HFSF, either on its own initiative or, where applicable, may significantly alter the type and composition of our shareholder base and may lead to the concentration of significant percentages of ordinary shares and voting rights in the hands of particular investors, which may confer to such investors full shareholder control.

        Furthermore, we may issue, starting in 2019 in respect of the fiscal year 2018, further ordinary shares to the Hellenic Republic in respect of tax credits receivable from the Hellenic Republic pursuant to the DTC Law. See "—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition". Based on current law, the number of ordinary shares to be issued in respect of such tax credits will be equal to the volume weighted average price for the ordinary shares for the 30 business days preceding the conversion. This conversion of the tax credit into ordinary shares may lead to dilution of shareholders who do not, or cannot, exercise their call option on the conversion rights arising in connection with the tax credit, and their dilution may be substantial (see "—As a recipient of State Aid, our operational autonomy is constrained").

Our share price has been, and may continue to be, volatile.

        The market price of our shares has been subject to significant volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  uncertainty as to the effects of the Third Program, its implementation and its completion;

  •
  the imposition of capital controls on the banking system, the closure of the ATHEX to trading and continuing uncertainty as to the nature, extent and future changes as regards capital controls in Greece;

  •
  general volatility in equity markets worldwide;

  •
  the overall condition of the Greek economy and budget deficit;

  •
  the perceived stability of the Economic and Monetary Union;

  •
  actual or anticipated fluctuations in the Group's operating results;

  •
  the high level of our non-accruing loans and their management going forward;

  •
  results of operations of the Group's competitors;

  •
  actual and negative publicity;

  •
  the geopolitical environment, including the outcome of Brexit negotiations;

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

  •
  any exercise of point of non-viability write-down power or bail-in power;

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

Our ordinary shares are not listed on the NYSE, we have terminated the ADS facility in representing our ordinary shares and our intended deregistration under the U.S. Securities Exchange Act of 1934, as amended, may result in reduced liquidity for our ordinary shares.

        Our ADSs were delisted from the NYSE on December 17, 2015 and subsequently our ADSs representing the ordinary shares were traded only in the U.S. over-the-counter market (the "OTC market"). On November 15, 2017, the Bank announced that its Board of Directors resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998, between NBG and The Bank of New York Mellon, as depositary (the "Depositary") relating to its ADSs. Following the termination of our American Depositary Receipt program, the Depositary sold the ordinary shares underlying the ADSs that remained outstanding at that date for which ADSs had not been exchanged and converted into ordinary shares by the receipt holders. The Bank intends to file a Form 15F with the U.S. Securities Exchange Commission ("SEC") once it meets the criteria for terminating its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), but reserves the right, for any reason, to delay any filings relating to the termination of its reporting requirements under the Exchange Act or to withdraw them prior to their effectiveness, and to otherwise change its plans with respect to any such filings.

        Following the delisting from the NYSE and the termination of our American Depositary Receipt program, the only trading market for our ordinary shares is on the Athens Exchange. See "—The ATHEX is less liquid than other major exchanges".

The exercise of pre-emptive rights may not be available to U.S. holders of the Bank's ordinary shares.

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

        Holders in the United States of the Bank's ordinary shares may not be able to exercise pre-emptive rights for any such offering of shares unless a registration statement under the U.S. Securities Act of 1933, amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement with respect to any future offering will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling U.S. holders of ordinary shares to exercise their pre-emptive rights and any other factors we may consider appropriate at the time.

        If holders in the United States of the Bank's ordinary shares are not able to exercise pre-emptive rights granted in respect of their shares in any rights offering by us, they might not receive the economic benefit of such rights. In addition, their proportional ownership interests in the Bank will be diluted.

Non-Greek individuals and legal entity shareholders, including U.S. shareholders, may be subject to Greek tax on gains arising on the sale of shares.

        According to Greek tax rules (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—EU Regulation Proposals—Taxation of Common Shares—Greek Taxation"), the gains or losses realized through the sale of shares by a legal entity shareholder which is a Greek tax resident or which sells the shares through a permanent establishment in Greece will be included in the calculation of its taxable income. The currently applicable income tax rate for legal entities is 29%. Capital gains realized by individuals through the sale of listed shares will be exempted from income tax if, such individuals hold less than 0.5% of the total share capital of the Bank, or have acquired their shares before January 1, 2009, or they are non-Greek tax residents and tax residents of a jurisdiction which the Hellenic Republic has entered into a double taxation treaty with and they have provided to their depositary or the Greek tax authorities, as appropriate, with their tax residency certificate. In both cases, i.e., whether capital gains are subject to income tax pursuant to Greek tax rules or are exempted on any of the above bases, capital gains of individuals will be included in the calculation of their total income which is subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%. Because capital gains are generally U.S. source for U.S. foreign tax credit purposes, a U.S. shareholder may not be able to credit any such Greek tax if it were required to be paid against its U.S. federal income tax liability unless it has sufficient income from other sources in the appropriate basket for foreign tax credit purposes. See also Item 10.E, "U.S. Federal Income Taxation."

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

        The Bank has operated a commercial banking business for 177 years. Until the establishment of the Bank of Greece as the central bank of Greece in 1928, the Bank, in addition to commercial banking activities, was responsible for issuing currency in Greece.

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

2014 Comprehensive Assessment

        As at November 1, 2014, all systemic Eurozone banks are under the direct supervision of the ECB (Single Supervision Mechanism – SSM). Before ECB assumed its supervisory responsibilities, the Bank, as all systemic European banks, was subject to an EU-wide comprehensive assessment including an Asset Quality Review ("AQR") and Stress Test with December 31, 2013 as the reference date, whose results were announced on October 26, 2014. The AQR and baseline stress test (the "Baseline Stress Test") required a minimum CET1 Ratio of 8% and the adverse stress test a minimum CET1 Ratio of 5.5% (the "Adverse Stress Test").

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

        To address these capital shortfalls, the Bank undertook a number of capital actions to raise its CET1 capital. These capital actions were set out in a capital action plan (the " Capital Plan"), which was approved by the Board of Directors on November 3, 2015, and SSM on November 13, 2015.

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

2015 Recapitalization

        The 2015 recapitalization, encompassing (a) the completion of certain Capital Plan actions (being the LME Offers, the International Offering and the Greek Public Offer), (b) the subscription by the HFSF of CoCos and newly issued ordinary shares of the Bank, and (c) the Burden Sharing Measures (as set out below) mandated by the publication of Cabinet Act no 36/2015 enabled the Bank to raise capital required to satisfy the capital shortfall under the adverse scenario of EUR 4,482 million through the issuance of an aggregate of 8,911,608,218 new ordinary shares of the Bank and the issuance of 20,292 CoCos (the "2015 Recapitalization"). The legal steps through which each of these elements were effected are set out below.

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

Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015

        The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank's operations are monitored and limited to the operations included in the Revised Restructuring Plan, which aims to ensure the Bank's return to long-term viability.

        The Revised Restructuring Plan was approved on December 4, 2015, by the European Commission.

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

        In particular, the Commitments include the following:

  i.
  Number of branches in Greece:    Restriction of the total number of branches in Greece to 540 at the end of 2017 (as at December 31, 2017: 486).

  ii.
  Total Full time equivalent personnel ("FTEs") in Greece:    Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. The Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary exit schemes in 2013 and 2016, through which 3,661 employees left the Bank and certain Greek subsidiaries. As of 31 December 2017, the domestic FTEs were 9,8181 (or 10,598 when including FTEs from Ethniki Hellenic General Insurance S.A.).

1
Excluding NIC.

  iii.
  Total operating costs in Greece:    Restriction of total operating costs (as presented in accordance with IFRS in Greece to EUR 961 million for the year 2017. For the year ended December 31, 2017 such costs amounted to EUR 8682 million (or 950 million when including Ethniki Hellenic General Insurance S.A. costs).

  iv.
  Cost of deposits in Greece:    NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

  v.
  Loans/Deposits:    Restriction of the Loan/Deposit ratio (as presented in accordance with IFRS) in Greece at a maximum of 115% at the end of 2018. As at December 31, 2017 the ratio was 78.9%.

  vi.
  Domestic non-banking activities:    NBG will divest from certain domestic non-banking activities, such as its 75.00% stake in NIC. See below"—Acquisitions, Capital Expenditures and Divestitures—Sale of Ethniki Hellenic General Insurance S.A." for a description of the status of this Commitment.

  vii.
  Reduction of securities portfolio:    NBG will reduce its investments in shares, subordinated debt and hybrid securities. More specifically, NBG has significantly reduced this portfolio, from EUR 184 million as of June 30, 2013 to EUR 17 million as of December 31, 2017.

  viii.
  Disposal of Private Equity Funds:    The disposal was completed on September 30, 2016 (see "—Sale of NBGI Private Equity Funds").

        Regarding its international operations, NBG's Commitments mainly refer to the below:

  •
  Sale of Finansbank:  On June 15, 2016, NBG completed the sale of 100% of its shareholding in Finansbank. Following the closing, on December 15, 2016, NBG proceeded with the full repayment of the CoCos.

  •
  Divestment from international operations:  NBG will reduce its international activities, by disposing certain subsidiaries and branches. More specifically, in June 2017, the Bank completed the sale its 99.91% shareholding in UBB and its 100.00% shareholding in Interlease E.A.D. to KBC. In December 2017, the Bank completed the sale of its 100.00% Serbian subsidiaries Vojvodjanska, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade to OTPS. Additionally, in December 2016, NBG entered into a SPA for the sale of its subsidiary S.A.B.A. Furthermore, in February 2018, NBG entered into SPAs for the sale of 100% in its subsidiary, NBG Albania to ABI. Closing of the above transactions is expected by the end of the second quarter of 2018 for S.A.B.A. and NBG Albania, subject to customary regulatory and antitrust approvals. The Bank is in the process of divesting from remaining foreign operations, including from Cyprus, FYROM and Egypt. Additionally, although the Bank in July 2017, entered into SPAs for the sale of 99.28% of its Romanian subsidiary Romaneasca, on March 19, 2018, the Bank announced that the NBR rejected OTPR's application to acquire 99.28% of Romaneasca as NBR's approval of OTPR, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction. However, the Bank is considering various strategic options in relation to its operations in Romania and in line with its Restructuring Plan.

        Other Commitments refer to the following:

  •
  Investment policy:  NBG will not invest in non-investment grade securities, except for specific cases.

2
Excluding NIC.

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

Acquisitions, Capital Expenditures and Divestitures

Acquisitions

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

        On June 16, 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to EUR 102 thousand.

        On December 21, 2016, NBG Pangaea REIC acquired the 100.00% of the share capital of the company KAROLOU S.A. for a total consideration of EUR 4 million.

Divestitures

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

        The table below sets out the Group's principal divestitures for 2015, 2016 and 2017.

	Year ended December 31,
Type of Divestiture	2015	2016	2017
	(EUR in millions)
Investments(2)	—	3,283	678
Real estate(1)	—	2	6

(1)
Represents proceeds of disposals of real estate property that was acquired by the Group primarily through foreclosure proceedings, as well as real estate previously used by Group companies. These properties were primarily located in Greece.

(2)
Disposals during 2017 relate to the disposal of United Bulgarian Bank A.D., Interlease E.A.D., Vojvodjanska Banka a.d. Novi Sad and NBG Leasing d.o.o. Belgrade.

Sale of Finansbank A.S. to Qatar National Bank S.A.Q.

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On December 21, 2015, the Bank's Board of Directors approved the sale to QNB of the NBG Group's 99.81% stake in Finansbank A.S.; together with NBG's 29.87% direct stake in Finans Leasing (the "Turkish Operations"). On January 18, 2016, the Extraordinary General Meeting of the Bank's Shareholders approved the Finansbank ransaction, which is also in line with the relevant commitment included in the Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015"). The agreed consideration for the Finansbank transaction amounts to EUR 2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015.

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

Sale of S.A.B.A.

        On December 22, 2016, the Group entered into a definitive agreement with AFGRI, a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.81% stake in its

South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to EUR 19 million.

        Closing of the transaction is expected during the third quarter of 2018 as it is subject to customary regulatory approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received). S.A.B.A. meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" it represents a strategic shift.

Sale of UBB and Interlease E.A.D.

        On December 30, 2016, the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100.00% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounts to EUR 610 million. On April 26, 2017, UBB made a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

        The above agreement included the sale of the 30.00% stake in UBB-Metlife Life Insurance Company AD and 20.00% stake in UBB Insurance Broker AD held by NIC. The consideration amounted to EUR 11 million. The remaining 80.00% of UBB Insurance Broker AD is held by UBB.

        The disposal was completed on June 13, 2017, on which date control of the Bulgarian Operations passed to KBC.

Sale of Ethniki Hellenic General Insurance S.A.

        On June 27, 2017, the NBG's Board of Directors approved the divestiture of a 75.00% stake in NIC to EXIN and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of NIC via the NBG network.

        However, on March 28, 2018, the Longstop Date for EXIN to fulfill certain condition precedents specified in the SPA entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Following a decision of the Bank's Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC by approaching the remaining selected bidders that participated in the last stage of the binding offers phase in May 2017.

        Nevertheless, the management remains committed to sell the Company considers that the sale is highly probable and expects to conclude within 12 months. For this reason the Company remains classified as long lived asset and discontinued operations.

Sale of Banca Romaneasca S.A.

        On July 26, 2017, the Bank entered into a definitive agreement with OTPR for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Romaneasca. The agreed consideration for the sale amounts to EUR 72 million.

        Following the decision to dispose of its entire stake in Romaneasca, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and recognized an impairment loss of EUR 131 million at the Group level. The impairment loss includes loss of EUR 20 million regarding an agreed repayment of loans.

        However, on March 19, 2018, the Bank announced that the NBR rejected OTPR's application to acquire 99.28% of Romaneasca as NBR's approval of OTPR, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction.

        Nevertheless, the management remains committed to sell the Company considers that the sale is highly probable and expects to conclude within 12 months. For this reason the company remains classified as long lived asset and discontinued operations.

Sale of Serbian Operations

        On August 4, 2017, the Bank entered into a definitive agreement with OTPS for the divestment to OTPS of its 100.00% stake in its subsidiaries in Serbia, Vojvodjanska and NBG Leasing d.o.o. Belgrade (along with the 100.00% held subsidiary NBG Services d.o.o. Belgrade). The agreed consideration for the sale amounted to EUR 125 million.

        The disposal was completed on December 1, 2017, on which date control of the Serbian Operations passed to OTPS.

Sale of Banka NBG Albania Sh.A.

        On February 2, 2018, the Bank entered into a definitive agreement with ABI for the divestment to ABI of its entire stake (100.00%) in its subsidiary NBG Albania. The agreed consideration for the sale amounts to EUR 25 million.

        Following the decision to dispose of its entire stake in NBG Albania, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and recognized an impairment loss of EUR 37 million at the Group level which is included in the income or loss for the period from discontinued operations.

        As at December 31, 2017, the negotiations with the buyer were at an advanced stage, hence the investment met the criteria to be classified as held for sale and discontinued operations.

        The transaction is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania. Closing is expected to occur by the end of the third quarter 2018.

Principal Capital Expenditure

        The table below sets out the Group's principal divestitures for 2015, 2016 and 2017.

	Year ended December 31,
Type of Capital Expenditure	2015		2016	2017
	Continuing Operations
	(EUR in million)
Interests in other companies	8	(1)	22	80
Information technology and other electronic equipment	25		30	41
Land and buildings	109	(3)	55	86
Leasehold improvements	4		5	2
Furniture, fixtures, machinery and vehicles(2)	13		27	22

Total	159		139	231

(1)
Principally representing the participation in the capital increases of NBG Finance (Sterling) Plc. and NBG Finance Plc.

(2)
"Furniture, fixtures, machinery and vehicles" domestically and abroad also include other capital expenditures that mainly relate to assets under construction and assets under operating leasing.

(3)
Principally representing properties acquired by NBG Pangaea REIC.

Strategy

        The Bank is the oldest financial institution in Greece and has geographical coverage across the whole of the country and offers the full spectrum of banking services. As a result, the Bank enjoys a very strong brand recognition and has deeply rooted customer relationships. The Bank had limited participation in the recent Greek banking sector consolidation. NBG has established customer relationships covering both retail and corporate banking. Further to preserving the existing customer loyalty, innovation initiatives focus on changing market behavior (e.g. shift towards electronic transactions) and addressing the challenges for digital transformation (e.g., i-bank stores, full banking relationship loyalty program).

        Strategically positioned with a high customer penetration and having fully eliminated ELA funding, the Bank aims to:

  i)
  Retain its ELA independence and constantly enhance its liquidity position

  ii)
  Expand in new business, namely to capitalize on its liquidity position in order to increase its share in new business during the period 2018 to 2019, improving its net interest margin and profitability;

  iii)
  Combine efficiency targets with transformation initiatives, addressing enhancements both on the income growth and cost reduction areas;

  iv)
  Manage legacy assets, with the main focus being to achieve a significant decrease of NPEs across portfolios through dedicated and independent internal units for retail and corporate exposures, implementing a variety of solutions, including through the use of both restructuring and closure actions (auctions, foreclosures and repossessions); and

  v)
  To successfully complete the Revised Restructuring Plan, as approved by the DG-Comp in 2015.

        To achieve the aforementioned objectives, the Bank is working on a number of strategic pillars, as follows:

Strengthening of the Bank's capital base

        Following the capital enhancing initiatives of its recapitalization in December 2015, the Bank's capital ratios were further strengthened in 2016 through the completion of the sales of Finansbank, Astir Palace and NBGI Private Equity Fund managed funds, which resulted in significant reduction of its risk weighted assets and allowed the Bank, following approval by the SSM, to repay in December 2016 the EUR 2.0 billion CoCos to the HFSF, issued in connection with the receipt of State Aid during the 2015 Recapitalization. During 2017, following the disposal of the Bulgarian and Serbian Operations the Bank's capital ratios were further improved to a level sufficient to absorb the IFRS 9 adoption impact on a fully loaded basis and continue to satisfy the minimum regulatory requirements.

        In the medium term our capital ratios are expected to further benefit from the implementation of the remaining commitments in the Revised Restructuring Plan relating to the disposal of certain Greek non-banking and international banking operations.

Credit expansion

        The Bank focuses on extending credit selectively, with a primary focus on Large and Medium enterprises in Greece. At the same time, and subject to the pace of market recovery in Retail, the Bank aims to at least sustain its share in Retail lending. In doing so, the Bank intends to leverage on its capital and liquidity position to expand our base of relatively low-risk clients.

Increasing Net Interest Income

        The Bank intends to focus on the maintenance of low funding cost by capturing the full effect of ELA elimination in November 2017, and of the deposits downward repricing during 2017. On these grounds, targets are set to consistently grow interest income, through selective credit expansion, expected initially in the Corporate segments (as described above) and gradually applied to the Retail segment. The Bank is considering both the size of new lending volumes as well as the assessment of re-pricing possibilities on the basis of holistic evaluation of its customer relationships. Finally, in the medium term, the expected normalization of reference rates to positive territory is beneficial for the Bank's prospective profitability due to its Balance sheet structure.

Reviving Fee Income in Line with Economic Recovery

        Due to recent economic conditions, the Group's net fees and commissions are significantly below their pre-crisis level as well as the European average (on a fee and commission/ total assets basis). However, 2017 showed signs of improvement, and we believe that there is significant potential for further increasing fee income as the macroeconomic environment gradually recovers. The improving economic conditions should increase transaction activity which carries the potential for an uplift in income through attractive and diversified fee sources:

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

Potential for further efficiency improvements

        Having significantly reduced its staff domestically, following a voluntary exit scheme ("VES") that was successfully concluded in December 2016, the Group will continue to focus on improving its cost structure by:

  •
  Implementing VES initiatives in alignment with current market conditions;

  •
  Reducing general and administrative expenses, in alignment with the Bank's overall strategy and Revised Restructuring Plan commitments. Further cost reductions of general and administrative costs are expected to result from reorganization of banking operations, optimization of internal processes, and further centralization of branch operations. Digitalization benefits are also to be expected in the medium term, after the relevant investments are completed.

Non-performing loans and Non-performing exposures management

        The Bank has established two dedicated and independent internal units, one responsible for the management of the Bank's retail ("Retail Collections Unit" or "RCU") and the other for the Bank's corporate delinquent exposures ("Special Assets Unit" or "SAU"). The two units have end-to-end responsibility for their respective troubled asset exposures. Regarding corporate governance, they report to the Deputy CEO, as well as to a dedicated committee (Arrears and NPL Management Body), which in turn reports to the Board Risk Committee ("BRC"). The findings of this committee are vetted by the CRO. The committee's objective is to oversee the NPL and NPE management strategy. Furthermore, there are concrete initiatives regarding the management of real estate, related to closure actions (auctions, foreclosures and repossessions) with strong involvement of the Group Real Estate Management experts and the top management monitoring.

        The Bank is continuously enhancing its NPL and NPE management strategies and operational capabilities towards accomplishing the Bank's vision of working through its NPL and NPE stock and extracting value from all portfolios, whilst supporting its borrowers throughout this current challenging financial environment in Greece. Towards that direction, the Bank is focusing its efforts and is building operational capabilities around three overarching strategies:

  a)
  An Active Portfolio Management Strategy supporting long-term borrower viability and debt repayment sustainability, whilst implementing effective enforcement actions aiming to maximize recoveries from portfolio cohorts, or from specific loans, for which all other available workout actions have been exhausted.

  b)
  A targeted portfolio Sale Strategy, considering also collaborations with third parties or servicing platforms.

  c)
  Write-Offs of unrecoverable amounts.

        As noted under "Introduction—Recent Developments" above, on May 4, 2018, the Board of Directors announced that it decided to proceed with the redesign of the Bank's business strategy, following the completion of the biggest part of the Revised Restructuring Plan. As a result, the strategy set out in this section may change in the near and medium term.

B.    Business Overview

Introduction

        We are one of the four systemically significant banks (according to the assessment of the Financial Stability Board, in consultation with the Basel Committee on Banking Supervision and national authorities) in Greece and we hold a significant position in Greece's retail banking sector, with 485 branches and one premium banking branch, and 1,460 ATMs as at December 31, 2017. We offer our customers a wide range of integrated financial services, including:

  •
  corporate and investment banking;

  •
  retail banking (including mortgage lending);

  •
  leasing and factoring;

  •
  stock brokerage and asset management;

  •
  insurance; and

  •
  real estate and consulting services.

        In addition, we are involved in various other businesses, including hotel and property management.

        The Bank is our principal operating company, representing 91.1% of our total assets, excluding long-lived assets classified as held for sale, as at December 31, 2017. The Bank's liabilities represent 95.3% of our total liabilities, excluding liabilities directly associated with long-lived assets held for sale, as at December 31, 2017. While the Bank conducts most of our banking activities, it is supported by three non-Greek banking subsidiaries: Stopanska Banka A.D.—Skopje ("Stopanska Banka"), the National Bank of Greece (Cyprus) Ltd. ("NBG Cyprus") and NBG Bank (Malta) Ltd. ("NBG Malta").

        We hold top positions in many financial services products in Greece. Based on our internal analysis of the published information of the Bank of Greece (Bulletin of Conjuctural Indicators, no. 178, January-February 2018) regarding the domestic outstanding amounts end of period and the Bank's outstanding amounts end of period, as at December 31, 2017, we had significant market share of mortgage loans in Greece, with a share of 27.6% and we hold a significant position in core deposits (which consist of sight deposits and savings accounts and exclude repos and time deposits), with a market share of 34.3%. See also below the table with our estimated market shares "—Retail Banking". We are also fourth in mutual fund management with a market share of 13.3% as at the same date according to Hellenic Fund and Asset Management Association.

        For a breakdown of our total revenues by category of activity and geographic market, see Item 5.A, "Operating Results—Segment Information".

Banking Activities in Greece

        Most of our banking business is domestic and includes retail, corporate and investment banking. Banking activities in Greece include the Bank's domestic operations, Ethniki Leasing, Probank Leasing S.A. ("Probank Leasing") and Ethniki Factors S.A. ("Ethniki Factors"). The Group's Greek banking operations account for 95.5% of our total lending activities as at December 31, 2017 (the "Greek Banking Loans") and for 95.4% of our deposits (the "Greek Banking Deposits"). In this section, "—Banking Activities in Greece", financial information pertaining to the Bank relates to banking activities in Greece.

        The following table sets forth details of the Greek Banking Loans and Greek Banking Deposits as at December 31, 2017:

	Loans	Deposits
	Amount	Amount
	(EUR in millions)
Commercial and Retail(1)	38,178	34,968
Public Sector	4,794	3,143

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

Greek Banking Distribution Channels

        As at December 31, 2017, the bank operated in Greece through 486 branches (including one premium banking branch). As at December 31, 2017, the bank operated 1,460 ATMs, 670 of which were situated in key locations such as supermarkets, metro stations, shopping centers, hospitals and airports (56% of our ATMs are equipped with cash deposit devices). During the year, the total number of ATM transactions reached 141 million with a total value of approximately EUR 16.0 billion compared with approximately 134 million transactions in 2016, with a total value of approximately EUR 16.8 billion.

        In 2017, there was a significant increase in the use of all our i-bank digital banking channels; we upgraded the customer experience of our electronic banking services and created new, innovative ones. The total number of i-bank Internet / Mobile Banking users reached 1.6 million, performing 38 million money transactions with a total value of approximately EUR 50 billion.

        We also implemented NLU ("Natural Language Understanding") in order to optimize the service we offer to our customers via our Contact Center. In 2017, the traffic of inbound calls to the Contact

Center exceeded 2.8 million; there was also a substantial increase in outbound calls for the targeted promotion of banking products and i-bank services.

        In 2011, NBG created the first "i-bank store", an innovative concept store which provides visitors with a true phygital (physical and digital) banking experience. In 2017, NBG operated 6 i-bank stores (three in Athens, two in Thessaloniki and one in Larissa), which received more than 1 million visitors within the year and performed approximately 75 thousand basic transactions and 30 thousand products and services3 promotions.

        The Bank's branches are located in almost every major city and town in Greece. Approximately 48% of the Bank's branches are located in the Attica and Thessaloniki prefectures, the major population centers in Greece. The Bank is engaged in a continuous process of rationalizing the organization of its branch network in order to reduce costs, primarily by centralizing back office functions to free more employees to work on sales activities directly with customers. In addition, the Bank is continuing to consolidate redundant branches in order to maintain equivalent geographic coverage at a lower cost. As at December 31, 2017, the Bank operated 246 full banking branches, 239 retail banking branches and one premium banking branch.

Retail Banking

        All of our retail banking activities in Greece are conducted by the Bank. The Bank offers retail customers a number of different types of deposit and investment products, as well as a wide range of traditional services and products.

        As a result of the economic crisis, we have continued to apply a conservative approach to new consumer lending, with a greater emphasis on risk-averse lending criteria. As a result, we experienced a reduction in balances in 2016 and 2017 and declining origination of mortgage lending. Please see "—Mortgage Lending Products" below.

        The following table illustrates our estimated market share in Greece for certain categories of retail banking activities as at the dates indicated:

	As at December 31,
	2016	2017
Mortgage lending (balances)	27.6%	27.6%
Consumer loans and credit cards (balances)	19.3%	17.6%
Core deposits(1)	33.0%	34.3%

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

Savings and Investment Products

        Savings and investment products of the Bank are offered both in euro and in other currencies. In addition to other products, the Bank offers products with yields that are higher than our basic deposit products, including capital-guaranteed principal products, Greek government bonds and other bonds

3
Products and services include internet banking, sms/i-code acquisition, cards (physical, virtual & prepaid), email activation for password, i-statement, alerting from the Bank's trading portfolio, repurchase agreements between the Bank and our clients and a wide range of mutual funds and unit trust products.

Trade Finance and Payment Services

        After adjusting to the particular circumstances that emerged in 2015 with the imposition of capital control, we have further utilized in 2017 the possibilities offered by the International Credit Guarantee Programs to meet the needs of Greek businesses. With the highest utilization (88%) of the European Investment Bank ("EIB") Program which expired at the end of 2016, NBG played an essential role in the activation of the second program of the EIB on more favorable terms, which began in early 2017. NBG is currently collaborating with the EIB to design the third program to meet the changing market conditions. The Bank's main objective is to finance cross-border trade transactions through the EIB's third program.

        In order for the Bank to continuously adapt to international developments in payments, the Bank has implemented the new instant payments product for payments within Greece and is in the process of implementing Single Euro Payments Area ("SEPA") Instant Credit Transfer payments ("SCT"). At the same time, necessary adjustments were made to comply with the new European payment regulatory framework and to address the new market conditions arising from the implementation of the Payment Service Directive 2 ("PSD2") with the introduction of new payment service providers. The Bank's business strategy includes the implementation of application programming interface ("APIs") to provide new added-value payment services in order to maintain the existing market share in payments and to create the conditions for an increase in the result.

        In 2017, the Bank successfully completed the first phase of its Trade Finance and Payments applications upgrade projects. At the same time, the business requirements for the utilization of digital signatures in the Bank's business processes were prepared, a project that allows integrated customer service through digital channels. Since its completion, the Bank expects to be able to respond to the requirements of today's business by significantly improving customer experience while aiming to reduce operational risk and operating costs.

        In 2017 we provided the market with EUR 1,255 million of credit instruments (letters of credits and letters of guarantees) and EUR 400 million liquidity through Trade Financing. At the same time, we maintained our market shares were maintained in both Payments and Trade Finance.

Consumer Lending Products

        Since 2010, the Bank has sought to address the deterioration of its lending portfolio, and to assist customers willing to repay their loans by offering more competitive modification programs depending on each customer's need and repayment ability.

        In 2017 the Bank mainly focused on offering competitive and flexible debt restructuring solutions. The balance of the consumer loan portfolio (auto financing, other, consumer and credit cards) decreased by 18.0% from EUR 4,665 million as at December 31, 2016 to EUR 3,824 million, as at December 31, 2017, mainly due to write-offs.

        The Bank's efforts are focused on effective management of its existing loan portfolio in order to prevent further deterioration through the design and implementation of debt restructuring packages to existing customers, which offer a fractional payment program with lower installments adjusted to the borrowers' financial status for a pre-agreed period of time. Consumer and credit card portfolio restructuring products are addressed mainly to customers with at least one consumer loan or credit card in delinquency for at least 90 days. Under a restructuring, all consumer loan and credit card exposures of a customer are consolidated into a single fixed-term consumer loan. The interest rate on the new loan may be reduced and/or the duration may be extended if the borrowers are willing and able to secure their consumer loan and credit card exposure with real estate property or provide an additional down payment. The maturity of these restructured products varies and can reach 45 years if additional collateral is obtained. Furthermore, new restructuring products are designed-based on the legal framework of the "Code of Ethics for Greek Banks" regarding the management of non-performing private debt (Greek Law 4224/2013)— providing a customized solution even from the first 30 days of loan delinquency, for each loan account separately and offering the following options to our clients:

  1.
  Interest-free grace period of 0-24 months (with minimum intermediate step of 6 months), during which only interest is paid on a monthly basis.

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

        Regarding new business development, the Bank is focused on the promotion of special purpose consumer loans such as "Easy Taxes Loans" secured by liquid assets (deposits in euro or specific Bancassurance products) and "Green Loans" for energy improvements at home or for purchases of hybrid cars, as well as on the further growth of its debit and prepaid cards portfolio. The Bank additionally is focused in gaining market share in the card clearing market an area that has significant perspectives in Greece due to the economic environment and the obligatory use of cards due to tax reasons.

Mortgage Lending Products

        Due to the recession, house prices in Greece have declined since 2008 through 2017 cumulatively by 42.0% (in nominal values) (Source: Bank of Greece Governor Report for 2017, February 2018), with a decelerating trend during the last two years.

        In the year ended December 31, 2017 new lending amounted to EUR 43 million compared to EUR 49 million in 2016 and EUR 57 million in 2015. Average Loan to Value ratio ("LTV") for 2017 new originations was 56.9%, compared to 55.3% in 2016 and 55.8% in 2015 (maximum LTV suggested by the Bank of Greece at 75%), and Payment to Income ratio ("PTI") at the 21.4%, compared to 32.7% in 2016 and 23.1% in 2015 (maximum PTI recommended at 40% by the Bank of Greece). The approval rate for mortgage applications in 2017 was 76%, stable as in 2016 (76%) and 2015 (75%), due to the higher quality of submitted applications and better screening at early stage of applications. Pricing in 2017 stood at an average spread of 376 basis points compared to 363 basis points in 2016 and 365 basis points in 2015.

        As at December 31, 2017, the residential mortgage loan portfolio, before any allowance for loan losses, was EUR 15.3 billion, compared to EUR 16.0 billion at December 31, 2016 and EUR 16.7 billion at December 31, 2015. In 2017, past due loans increased from 35.2% at December 2016 to 38.0% at December 31, 2017. Some of the amendments applied by Greek Laws 4335 and 4336/2015 (relating to foreclosure / auction procedure, stricter eligibility criteria in the bankruptcy law, waiver of the privileged ranking of the public sector in auctions) are expected to have a gradual positive effect on the banking sector and our mortgage lending business.

        Since 2016, the Bank has continued its efforts to efficiently manage its existing loan portfolio and decelerate delinquencies by applying a customer centric approach. The Company believes the strategy followed by Retail Collections' Management will result in a further decline of past due loans formation.

        Restructuring measures occur in situations in which the borrower is unable to meet the terms and conditions of a contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

        The solutions offered include term extensions up to 45 years, interest only payment periods and fractional payments adjusted to the borrowers' economic capacity. No capital relief is offered and consistency in loan repayment is rewarded in the above mentioned programs. All aforementioned options are intended to secure debt viability and smooth loan repayment. The "split & freeze" product, which was introduced in 2015, offering capital relief, provides longer term mortgage solutions for borrowers with weak economic backgrounds

        The Code of Conduct which came into force in 2015 following Greek Law 4224/2013 provides a comprehensive approach towards restructuring, putting a specific framework and a set of rules around the restructuring process, covering communication and provision of information to borrowers, supporting organizational structure, offering suitable and sustainable solutions and reporting requirements to supervisory authorities. Borrowers' sustainability is an essential factor in the restructuring policy, with the introduction of the minimum living standards requirement, playing a key role in defining borrowers' capacity to pay and thus choosing the most appropriate solution. Additionally, the notion of "cooperative borrower" is expected to contribute in finding a mutually acceptable and suitable mortgage solution.

        As at December 31, 2017, residential mortgage loans modified in troubled debt restructuring amounted to EUR 6.9 billion from EUR 6.1 billion as at December 31, 2016. The average duration for this portfolio is 34 years, or seven years more than the non-restructured portfolio, with average spread of 231 basis points (37 basis points higher than the non-restructured portfolio). The application of the Code of Conduct is expected to continue reinforcing the mortgage restructuring programs with favorable results in reducing past due loans.

        The strengthened prospects of the Greek economic recovery and the stabilization of the taxation system are expected to offer an impetus in mortgage activity.

  Small Business Lending Unit

        Small Business Lending ("SBL") Unit constitutes a part of Business Banking & Retail Loans Unit ("BB& RL Unit") that:

  •
  Manages credit provision to small businesses with annual turnover of up to EUR 2.5 million and total exposure up to EUR 1.0 million, in accordance with the Bank's applicable Credit & Collection policy and approved authority levels. It operates through three credit centers in the main urban centers (Athens, Thessaloniki and Patra), which handle small business loan credit applications.

  •
  Develops products addressed to small business lending.

        As at December 31, 2017, the Bank's Small Business Lending gross outstanding portfolio amounted to EUR 3,183 million, decreasing by 10.7% compared to EUR 3,564 million at December 31, 2016.

        The BB& RL Unit in 2017 continued to offer lending solutions, covering a full range of business credit needs, either in the form of revolving facilities for the coverage of working capital needs (liabilities linked to SME's trading cycle) or in the form of short-, medium- or long-term fixed loans for financing investment needs or for the enhancement of business liquidity. New loans granted to SBLs totaled EUR 185 million for the year ended December 31, 2017.

        In addition, the BB & RL Unit participated in initiatives for the improvement of competitiveness and the enhancement of SME liquidity with the participation in the following co-financed and other state guarantee and funded programs:

  •
  "COSME Loan Guarantee Facility" with the support of the European Fund for Strategic Investments ("EFSI"). NBG, within the context of its on-going commitment for the support of SMEs access to banking financing and for the provision of effective financial support entered into an agreement with the European Investment Fund ("EIF") for the first COSME agreement in Greece with a total budget of EUR 500 million. Through the COSME program, EIF will provide guarantees to NBG enabling the Bank to channel funds to SMEs, with substantially reduced requirements for collateral and reduced interest thanks to the relief from the guarantee from EIF. The program was channeled to eligible SMEs starting from October 2016 and until December 31, 2017 EUR 34 million were approved to micro enterprises.

  •
  Guarantee program "EaSI" in the context of European program for Employment and Social Innovation with a total budget of EUR 40 million. The Agreement with EIF was signed in December 2017 and benefits from the support of the European Union under the Guarantee Facility (Regulation (EU) No 1296/2013 of the European Parliament and the Council) establishing a Union Program for Employment and Social Innovation (EaSI). EaSI program addresses micro enterprises and vulnerable persons that want to start or expand their micro enterprise and foresees the provision of guarantees to the Bank from EIF, for microloans up to EUR 25,000. Moreover small business lenders that will be included in the program will be also offered training and mentoring services with the purpose to strengthen their capabilities and reduce the possibility of business failure.

        Furthermore, in recognition of the dynamic growth potential of the agricultural sector, we supported the expansion of the specially focused "Contract Farming" financing program. The program involves the extension of credit to farmers for the purpose of modernizing the production and business cycle of agricultural and livestock products on both supply and demand sides.

        The subject program finances a percentage of the total production costs of farmers, under the condition that they have standing and valid sale contracts with selected trading and manufacturing businesses.

        A testament to the dynamic potential of "Contract Farming" is the fact that we increased our partnership with producers in the context of this particular product during 2017.

        In 2017, the BB& RL Unit focused on (and will continue to adopt such initiatives):

  •
  the promotion of e-banking tools and the use of digital technologies in the whole circle of customer management with the goal to:

  •
  improve communication with the customers; and

  •
  achieve the simplification and acceleration of loan submission, assessment and approval procedures;

  •
  the encouragement of entrepreneurship, especially of new—established microenterprises, participating in innovative programs in cooperation with national and European organizations and offering—apart from loans—non-financial services (training and mentoring);

  •
  the support of SBLs investment loans and the enhancement of their liquidity with favorable terms, participating in co-funded and guaranteed national and European programs;

  •
  the attraction of new customers in primary agricultural sector with a comprehensive proposal; and

  •
  offering to our customers a full range of products.

        BB& RL Unit also supported SBLs who experienced difficulties in early stages,—by agreeing more favourable terms and conditions for the modification of their debts. As at December 31, 2017, the SBL Unit's customers had been modified under any relevant program with a balance of EUR 252 million.

  Retail Collections Unit

        The Retail Collections Unit ("RCU") was established in 2010 as the independent unit of the Bank responsible for the management of past due and troubled retail loans. It is a centralized function with end to end responsibility for the management of past due loans, from the first day of delinquency all the way to the eventual write off. As at December 31, 2017, 1,738 staff was employed on an FTE basis in connection with the management of the retail portfolio, including 807 FTEs in the branch network and 325 FTEs in external collection agencies and external law firms. As at December 31, 2017, the retail past due loan portfolio under RCU management amounted to EUR 11.9 billion.

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

        For the year ended December 31, 2017, the RCU conducted restructurings in the amounts of EUR 1,030 million, EUR 166 million and EUR 215 million related to mortgage, consumer and small business loans, respectively.

  Corporate and Investment Banking

  Commercial Loans

        The Group offers corporate clients a wide range of products and services, including financial and investment advisory services, deposit accounts, loans denominated in euro and other currencies, foreign exchange services, insurance products, custody arrangements and trade finance services.

        The Bank extends financing to all sectors of the economy. As at December 31, 2017, domestic commercial lending amounted to EUR 23.9 billion and represented 55.7% of the total domestic loan portfolio of the Bank. Its lending exposure to the ten largest loans of non-affiliated enterprises amounted to EUR 2.4 billion as at December 31, 2017, representing 5.7% of its domestic loan portfolio.

        The Bank lends primarily in the form of short term credit lines and medium/long term loans. Apart from financing, the Bank provides standby letters of credit and financial guarantees for its customers, which amount to EUR 3.1 billion as at December 31, 2017.

        During 2017, the Bank provided the necessary liquidity to existing and new sustainable investments aimed mainly at enhancing the competitiveness, innovation and export capabilities of businesses, as well as investments promoting job creation. In this context, the Bank has cooperated with international and national financial institutions in funding and guarantee agreements aiming to facilitate the access of Mid Caps/SME/Small businesses to financing and boost their competitiveness.

        More specifically the Bank has allocated, in cooperation with the EIB, EUR 255 million of funding to eligible projects undertaken by SMEs and MidCaps with fewer than 3,000 employees, offering competitive interest rates, with emphasis on companies that promote youth employment, through the "Jobs for Youth Initiative".

        Furthermore, expanding its cooperation with the EIF following the EUR 100 million COSME agreement signed in 2016, the Bank signed a top-up agreement with the EIF, increasing the fully used COSME agreement by a further EUR 400 million to EUR 500 million. During 2017, the Bank has successfully supported around 700 SMEs by providing EUR 220 million of financing under the COSME Loan Guarantee Facility (Program for the Competitiveness of Enterprises and Small and Medium sized Enterprises), an initiative launched by the European Commission and managed by the EIF, allowing the Bank to provide loans with substantially reduced collateral requirements and favorable financing terms to Greek enterprises.

        In 2018 the Bank intends to enhance its support for the development of Greek entrepreneurship, providing liquidity to viable enterprises through partnerships with international and European development organizations, with a view to making available the broadest potential source of funding for the financial support of Greek enterprises.

  Shipping Finance

        Greece is one of the world's largest ship owning nations with a long-standing tradition in shipping. Shipping has been one of the most important sectors of the Greek economy with National Bank of Greece being one of the key participants in Greek shipping finance, the activities of which are carried out almost exclusively through its dedicated Piraeus based unit.

        The Bank has traditionally provided long term financing, mainly to dry bulk, wet bulk and, to a lesser extent, liner and ferry businesses with a consistent view to minimize risk and enhance the portfolio's profitability. Nearly all of the Bank's shipping loans are fully secured by mortgages over vessels.

        The shipping industry is highly cyclical, experiencing volatility in revenues and cash flows resulting from changes in the demand and supply of vessel capacity.

        Over the past several years, freight rates in the main shipping segments have remained at relatively low levels with the dry markets suffering the most. After the first quarter of 2016, where the dry sector reached historic lows, the market modestly started to improve. The upward trend continued during 2017 with all the dry bulk subsectors performing at much higher levels compared to the previous year. On the wet bulk sector side, freight rates dropped, especially during the second half of 2016. The market conditions further deteriorated during 2017 due to supplied tonnage outpacing demand. The same pattern is expected to continue during 2018, after which the market conditions are projected to improve.

        As for the ferry industry, the relatively low fuel prices during 2017 assisted the financial performance of the larger companies to an extent, however performance was generally below the levels achieved during 2016. Furthermore, this sector of the industry is under consolidation which is expected to lead to more viable and healthier corporate structures.

        As at December 31, 2017, outstanding shipping loans (mainly concerning wet and dry bulk shipping) were EUR 2.3 billion. Shipping exposure represents 9.6% of the Bank's total commercial loan portfolio.

        During 2018 the Bank intends to carefully exploit opportunities to develop further its portfolio and enhance its profitability via offering new financing to shipping groups/companies based on the quality of management, financial strength, liquidity, creditworthiness, transparency and experience.

  Project Finance

        During 2017, the notable variation of the domestic project finance portfolio was due to drawdowns for current projects, prepayments, new loans for the year and transfer of loans from other divisions as part of the restructuring process of the Bank. Domestic loans were channeled mainly in the energy and project finance sectors.

        In the coming years, it is estimated that the majority of projects to be funded as Project Finance will either be Public and Private Partnerships PPP's (or "SDIT") or energy projects. The Bank aims to assume a leading role in the financing of these projects, either through its own funds or through a new Jessica initiative (see below) with the EIB (if any). The Bank continued its focus to reduce its foreign project finance portfolio and as a result the international loan portfolio was reduced by 58.3% on a euro denominated basis, including the effects of the sale of international loans that took place during 2017.

JESSICA Initiative

        Through an operational agreement signed in December 2011 between the Bank and the EIB, the Bank, acting as an Urban Development Fund ("UDF"), was awarded the management of EU Structural Funds under the Joint European Support for Sustainable Investment in City Areas initiative—(the "JESSICA"). JESSICA funds, along with the Bank's and private funds, were intended to be used during the period of 2012 to 2015 to make repayable investments in the respective regions. Following the closing of JESSICA in 2016 the disbursements of UDF funds to all signed projects was completed during 2016 and the repayment of UDF loans has started. The JESSICA funded project portfolio amounted to four projects with total construction budget of EUR 134 million and UDF requested funds of EUR 41 million. Two of the aforementioned projects were completed as of December 31, 2016 while the other two projects were completed during 2017. During 2017, the total installments paid for the 4 projects amounted to EUR 1.5 million.

        As a result of the above, the Project Finance portfolio for December 31, 2016 and 2017 is depicted below:

	2016		2017
EUR million	Commitment	Balance	Commitment	Balance
Domestic	466	246	643	485
International	190	185	82	77
Jessica	41	41	39	39

Total	697	472	764	601

  Syndication Desk

        The Bank continued its focus on issuing syndicated loans. More specifically, in 2017, the Bank participated in syndicated loans of total amount EUR 3,158 million, of which the Bank's participation amounted to EUR 1,540 million. In 18 of these transactions the Bank assumed the role of Coordinator/Lead Arranger and in 5 of them the role of Co-Arranger.

        The Bank's project finance loan portfolio includes loans to large infrastructure projects both in Greece and abroad (mainly in Europe). Even though there has been rather limited activity in the field of project finance, the overall size of the relevant net portfolio increased by 5.5% to EUR 432 million as of December 31, 2016, from EUR 408 million as of December 31, 2015.

  Special Assets Unit ("SAU")

        The Bank has established the SAU, in order to effectively manage troubled and past due corporate loans and have full responsibility for managing such loans. Since the first quarter of 2015, the SAU has been reported as a separate segment and maintains a management structure independent of other Group businesses.

        The corporate loan portfolio managed by the SAU amounted to EUR 6.4 billion as at December 31, 2017 with an additional EUR 0.3 billion of leasing and factoring facilities as well as exposures relating to letters of guarantee/ credit.

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

        As at December 31, 2017, total TDR loans and advances to customers amounting to EUR 2,532 million are under SAU management.

Leasing

        We began leasing activities in 1990 through our subsidiary, Ethniki Leasing. Ethniki Leasing leases land and buildings, machinery, energy parks, transport equipment, furniture and appliances, computers and communications equipment. As at December 31, 2017, 64.3% of the finance lease receivables of Ethniki Leasing were to the trading and services sector, 20.7% to industry and mining, 7.9% to construction and real estate and 7.1% to other sectors. As at and for the year ended December 31, 2017, Ethniki Leasing had total assets of EUR 545 million, before elimination of intercompany transactions and balances, compared to EUR 533 million in 2016.

Probank Leasing

        Probank Leasing leases land and buildings, machinery, transport equipment, furniture and appliances, computers and communications equipment. Since July 2013, after the acquisition from NBG Group, Probank Leasing has come to recession and gradually stopped new contracts. As at

December 31, 2017, 69.1% of the finance lease receivables of Probank Leasing were to the trading and services sector, 3.5% to construction and real estate, 11.5% to industry and mining and 15.9% to other sectors. As at and for the year ended December 31, 2017, Probank Leasing had total assets of EUR 65 million and interest income of EUR 2 million, before elimination of intercompany transactions and balances, compared to EUR 73 million and EUR 2 million, respectively in 2016.

Factoring

        We have been active in the provision of factoring services since 1994. In May 2009, Ethniki Factors was established as a wholly owned factoring subsidiary of the Bank, as part of its strategic decision to expand its factoring operations in Greece. Ethniki Factors offers a comprehensive range of factoring services to provide customers with integrated financial solutions and high quality services tailored to their needs. In 2017 Ethniki Factors continued to focus on enhancing liquidity to the Group's corporate customers, maximizing synergies with the Bank. Portfolio performance remained strong despite the continuous unstable Greek economic environment and amounted to EUR 335 million as at December 2017 from EUR 294 million as at December 2016.

Investment Banking

        In 2017, the NBG Securities' Investment Banking Division provided advisory services focused on Mergers & Acquisitions, Debt and Equity Capital Markets despite the challenging economic conditions in Greece adversely affecting the volume of announced transactions. In particular, NBG Securities acted as financial advisor to 1) Apollo Investment Holdco S.A.R.L. for the public tender offer relating to the acquisition of ASTIR Palas S.A. shares (January 2017), 2) OPAP for the inaugural issuance of a EUR 200 million bond listed on ATHEX (March 2017), 3) Mytilineos for the inaugural issuance of a EUR 300 million bond listed on ATHEX (June 2017), 4) PPC on the ownership unbundling of ADMIE (May 2017) 5) ADMIE Holdings's ATHEX listing (June 2017).

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

  Private Banking

        2017 continued to be a difficult year for the Private Banking business given the restrictions on capital movement imposed which continued to be in effect, which diminished clients' available options for participation in investment products as well as discouraging the gathering of assets from international competition. Achieving a second consecutive year-on-year business expansion result, is a strong reassurance that the business changes devised and introduced gradually over the last two years that aimed to introduce a more outward-looking, professional and competitive business model, had a very positive effect.

        Further to delivering the above mentioned targets, 2017 was another year during which operations were further streamlined with a supplemental reduction in costs. Additionally, significant emphasis was paid in the development and introduction of business practices that promote cooperation and synergies with the other business segments of the Bank and primarily with the Retail segment. Such co-operation is aimed at boosting the business performance of both segments over the next years.

Custodian Services

        The Bank offers custody services to domestic and foreign institutional clients, as well as to its retail customer base, covering the Greek and major international markets. For the coverage of international markets the Bank cooperates with top global custody providers and International Securities Depositaries, while in countries of SEE where the Bank maintains presence, regional subsidiaries act as sub-custodians in the region.

        The range of services the Bank offers includes: domestic and foreign transactions clearing and settlement, safekeeping of securities, corporate actions processing, income collection, proxy voting, tax reclamation, customized reporting, General Clearing Member and Cash Settlement Bank services for securities & derivatives, insourcing of third-party investment firms back office services for third-party investment firms, as well as underwriting, security holders agency and registry services.

        In 2017, as part of implementing an internal restructuring plan, the Bank integrated its Treasury & Markets Operations with its Group Securities Services practices, forming the Treasury & Investment Operations unit. This puts the Bank in position to further broaden its activities by offering investment and cross-asset post-trade services to corporate treasuries & investment management companies.

        As at December 31, 2017, the Bank's customer base includes: 56 domestic institutional clients (3 mutual funds management companies, 4 asset management companies, 9 insurance companies, 5 brokerage companies, 27 pension funds, 3 real estate investment companies and 5 other companies), 17 foreign customers and approximately 292,000 retail customers.

        In recent years, as a result of the economic crisis, capital controls and the outflows of funds from customer deposits, investment activity and consequently custody business, especially that of Greek local providers, has downsized considerably due to the decrease of transactions and securities values, as well as the transfer of the relevant business of major foreign customers to global custodians.

        Notwithstanding this general impact on the local market, the Bank has maintained its leading and influencing role in the ongoing developments of the Greek capital markets and has been an active, participant in post-trade working groups and consultations with the Hellenic Banks Association ("HBA"), the Hellenic Capital Markets Commission ("HCMC"), the Bank of Greece and the Athens

Exchange Group, while participating in various European level projects, such as: EBF/Post Trading Working Group, ECB/T2S, EC-EGMI/MIG.

        In recognition of the quality custody services offered, to both cross border/non-affiliated and domestic clients, the Bank has been positioned several times between the top providers in the Greek market, in the Agent Banks Surveys of the "Global Custodian" magazine.

Asset Management

        The Group's domestic fund management business is operated by NBG Asset Management, which is wholly owned by the Group. NBG Asset Management manages funds that are made available to customers through the Bank's extensive branch network.

        NBG Asset Management offers 16 investment funds under the brand name Delos, one under the N.P. Insurance brand name and five under the NBG International brand name which are registered in Luxembourg. NBG Asset Management offers a wide range of investment products that provide institutional and private investors access to significant markets in stocks, bonds and money market products, in Greece and internationally.

        Additionally, NBG Asset Management offers a more integrated range of contemporary investment services such as:

  •
  portfolio management for institutional and private investors; and

  •
  consultancy investment services for institutional and private investors.

        As at December 31, 2017 NBG Asset Management's total assets under management in mutual funds and discretionary asset management were EUR 1.4 billion. Its market share in mutual funds in Greece was 13.3% as at December 31, 2017, compared to 13.7% as at December 31, 2016. (Source: Hellenic Fund and Asset Management Association—report of December 31, 2017). The funds belong to a client base comprised of approximately 71 institutional and over 41,000 private investors.

        The total value of funds managed since 2015 is set forth in the table below:

	As at December 31,
	2015	2016	2017
	(EUR in millions, except for percentages)
Mutual Funds under management	912	883	884
Market Share	12.6%	13.7%	13.3%
Discretionary Funds under management	460	493	525

Total Funds Under Management	1,372	1,376	1,409

Stock Brokerage

        National Securities S.A. ("NBG Securities") was established in 1988 and constitutes the brokerage and investment banking arm of NBG Group. NBG Securities offers a wide spectrum of investment services to both individual and institutional customers.

        In 2017, NBG Securities had a market share of 9.8% of trades brokered on the ATHEX, ranking fourth in terms of total trading value, according to data from the ATHEX.

        The provision of investment services in Greece remains increasingly competitive, with a number of banks and brokerage houses participating actively in this area.

Banking Activities outside of Greece

        As at December 31, 2017, our international network comprised 95 branches (including foreign subsidiaries and Bank branches in the United Kingdom, Egypt and Cyprus), which offer traditional banking services and financial products and services. The Bank has three commercial banking subsidiaries in FYROM, Malta and Cyprus. The Bank's subsidiaries in Bulgaria and Serbia were disposed on June 13, 2017 and December 1, 2017 respectively, whereas the Bank's subsidiaries in Albania and South Africa are both expected to be sold by the end of the third quarter 2018, with the Bank's subsidiary in Romania expected to be sold during the third quarter of 2018, as discussed further in 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

        The Bank's international operations include the Bank's branches in United Kingdom, Cyprus and Egypt, as well as banking subsidiaries in three countries. Stopanska Banka in FYROM, NBG Cyprus in Cyprus and NBG Malta Ltd ("NBG Malta") in Malta. Our international operations contributed EUR 83 million or 6.6% of net interest income before provisions for loan losses of the Group and accounted for EUR 4.3 billion or 8.2% of the Group's total assets excluding long-lived assets classified as held for sale as at and for the year ended December 31, 2017. Total loans were EUR 2.0 billion at December 31, 2017, a decrease of 10.5% from EUR 2.2 billion at December 31, 2016, whereas deposits (excluding interbank deposits) increased to EUR 1.8 billion at December 31, 2017, in comparison to EUR 1.8 billion at December 31, 2016.

        Our international network is described below. In the analysis that follows, all amounts are before the elimination of intercompany transactions and balances.

National Bank of Greece S.A.: Foreign Branches

        As at December 31, 2017, the Bank had 19 foreign branches in three countries, including one in the United Kingdom, one in Cyprus and 17 in Egypt. At December 31, 2017, net loans of the Bank's Cyprus and Egypt operations were EUR 159 million and EUR 74 million, respectively. The table below provides selected financial information of the Bank's foreign branches (excluding the United Kingdom branch) as at and for the year ended December 31, 2017:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	346	418
Net Loans	233	281
Total Deposits	284	343
Net Loss	(12)	(14)

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8282 as at April 30, 2018.

        The table above relates solely to the business of the Bank's foreign branches with the exception of the United Kingdom branch, which is considered part of domestic operations and other international operations.

Stopanska Banka

        Stopanska Banka is a commercial bank registered in FYROM and headquartered in Skopje that provides a wide range of retail and corporate banking services. The Bank acquired Stopanska Banka in 2000 and as at December 31, 2017, held a 94.64% stake, while the remaining 5.36%, is held by minority shareholders.

        Stopanska Banka operates one of the largest branch networks in FYROM, with a dense nationwide network of ATMs and POS terminals. As at December 31, 2017, Stopanska Banka had

66 branches, and continues to strive to maintain its leadership position in e-banking within FYROM, including by promoting internet and mobile banking and offering its clients electronic payment facilities. Stopanska Banka aims to continue to improve its loan portfolio by targeting high quality customers in the SMEs and large companies segments.

        Selected financial information with respect to Stopanska Banka as at and for the year ended December 31, 2017, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	1,421	1,716
Net Loans	1,010	1,219
Total Deposits	1,154	1,393
Net Income	39	47

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the rate of US$1 = EUR 0.8282 as at April 30, 2018.

NBG Cyprus

        NBG Cyprus, headquartered in Nicosia, had nine branches, three Business Centers and two international business units as at December 31, 2017. Since 2011, NBG Cyprus also operates a representative office in Moscow. The bank provides a wide range of commercial and retail banking services, focusing on corporate lending and international business.

        Selected financial information with respect to NBG Cyprus as at and for the year ended December 31, 2017, is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	765	924
Net Loans	481	580
Total Deposits	593	716
Net Income	(8)	(9)

(1)
Solely for convenience of the reader the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8282 as at April 30, 2018.

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

        By the end of 2018, NBG Bank Malta intends to finalize the procedures for establishment of custody operations and will commence offering custodian services.

        Selected financial information with respect to NBG Malta as at December 31, 2017 is provided in the table below:

	EUR	USD(1)
	(in millions)	(in millions)
Total Assets	448	541
Net Loans	104	125
Total Deposits	197	238
Net Income	8	9

(1)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8282 as at April 30, 2018.

Other

Real Estate Management

        We engage in real estate management activities, including warehousing and third-party property management. As at December 31, 2017, the Bank owned 1,731 real estate units, 1,157 of which were buildings and 455 were lands that the Bank acquired through seizure of collateral on loan foreclosures. The remaining 119 units were acquired to host and to support its own business purposes. As at December 31, 2017, the carrying value of the 1,612 units that were acquired through foreclosure was EUR 74 million (2016: EUR 66 million). We report these items in other assets, under the line "Assets acquired through foreclosure proceedings" and we are currently exploring opportunities for the sales of those properties.

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

        A unified foreclosure policy related to the Bank's strategic goal—NPE reduction—has been adopted in order to define the basic guidelines for the standardization and homogenization of the Bank's actions for the liquidation of the debtors' real estate and to assure credibility and transparency in their implementation. The updated policy ensures that both borrowers and real estate criteria have been included into decision making mechanism regarding the final settlement solutions that should be applied.

        We are also developing a platform that will host real estate assets obtained through the enforcement of collateral, through specific real estate portfolio vehicles ("SPVs"). We expect to acquire such assets through upcoming auctions and amicable solutions with debtors. SPVs will enable the disposal of asset clusters both in response to demand by potential investors who have expressed interest, and in line with the progress and absorption of Foreign Direct Investments ("FDIs') in Europe.

        NBG Pangaea Real Estate Investment Company ("REIC"), the Group's real estate investment company, owned 338 commercial properties with total leasable area of 986 thousand sq.m. and a net book value as at December 31, 2017 of EUR 896 million. The fair value of the properties as at December 31, 2017 amounted to EUR 1,583 million. Three hundred and twenty one (321) of those properties are located in prime areas throughout Greece, 14 properties are located in Italy, two properties in Romania and one property in Cyprus.

        In 2017, NBG Pangaea REIC made total investments in real estate of EUR 71 million (not including acquisition expenses of EUR 2 million).

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

Discontinued Operations

        The Group's discontinued operations include the UBB group of companies, Interlease, S.A.B.A., Vojvodjanska, NBG Leasing doo, Banca Romaneasca, NIC group of companies and NBG Albania. As a result, our financial and operating data for the twelve months ended December 31, 2017 have been prepared stating separately continuing operations from discontinued operations, the latter relating to UBB, Interlease S.A.B.A., Vojvodjanska, NBG Leasing doo, Romaneasca, NIC and NBG Albania in accordance with ASC 205-20 "Discontinued Operations" while in the comparative discontinued operations is also included the Finansbank group of companies which disposed of during 2016. The historical financial data for the years 2016, 2015, 2014 and 2013 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2017, comprise S.A.B.A., Banca Romaneasca, NIC and NBG Albania whereas for historical data comprise S.A.B.A., UBB, Interlease, Banca Romaneasca, NIC and NBG Albania.

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

Sale of United Bulgarian Bank A.D. and Interlease E.A.D.

        On June 13, 2017, the Bank disposed of its 99.91% stake in UBB and its 100% stake in Interlease E.A.D. to KBC (See also Item 3.A "Key Information—Selected Financial Data").

Sale of Ethniki Hellenic General Insurance S.A.

        On June 27, 2017, the Bank entered into a definitive agreement with EXIN for the divestment to EXIN of a 75.00% stake in NIC. On March 28, 2018, the Bank decided to terminate the SPA as EXIN did not fulfill certain condition precedents specified in the SPA. Nevertheless, the management remains committed to sell the company, considers that the sale is highly probable and expects to conclude within 12 months. (See also Item 3.A "Key Information—Selected Financial Data").

Sale of Banca Romaneasca S.A.

        On July 26, 2017, the Bank entered into a definitive agreement with OTPR for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Romaneasca. On March 19, 2018, the Bank announced that the NBR rejected OTPR's application to acquire 99.28% of Romaneasca as NBR's approval of OTP, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction. Nevertheless, the management remains committed to sell the company, considers that the sale is highly probable and expects to conclude within 12 months. (See also Item 3.A "Key Information—Selected Financial Data").

Sale of Vojvodjanska Banka a.d. and NBG Leasing d.o.o. Belgrade

        On December 1, 2017, the Bank disposed of its 100% stake in its subsidiaries in Serbia Vojvodjanska and NBG Leasing d.o.o. (along with the 100% held subsidiary NBG Services d.o.o. Belgrade) to OTPS (See also Item 3.A "Key Information—Selected Financial Data").

Sale of NBG Albania Sh.A.

        On February 2, 2018, the Bank entered into a definitive agreement with ABI, a company incorporated in Albania, for the divestment to ABI of its 100% stake in its Albanian subsidiary NBG Albania (See also Item 3.A "Key Information—Selected Financial Data").

Selected financial data from discontinued operations

        In 2017, the net interest income before provision for loan losses from discontinued operations was EUR 203 million, compared to EUR 887 million in 2016. As at December 31, 2017, net loans included in long-lived assets classified as held for sale was EUR 1,292 million while total deposits included in liabilities directly associated with long-lived assets classified as held for sale reached EUR 1,041 million, compared to EUR 4,054 million and EUR 4,760 million, respectively, as at December 31, 2016. Total assets of long-lived assets classified as held for sale as at December 31, 2017 were EUR 5.0 billion, accounting for 8.8% of our total assets compared to EUR 9.6 billion and 13.6% as at December 31, 2016.

Significant Equity Method Participations

        Our equity method investment portfolio includes participations in Greek corporations.

        The following table sets out equity participations in which we hold an equity interest in excess of 20% but less than 50%, or in which we do not have control as at December 31, 2017:

		December 31, 2017
	Name	Country of incorporation	(%) Interest held by Group	Reported book value(1)
				(EUR in millions)	(USD in millions)(2)
1.	Planet S.A.	Greece	36.99%	2	2
2.	Eviop Tempo S.A.	Greece	21.21%	4	5
3.	Social Securities Funds Management S.A.	Greece	20.00%	1	1
4.	Teiresias S.A.	Greece	39.93%	—	—
5.	Pyrrichos Real Estate S.A.	Greece	21.83%	—	—
6.	Larco S.A.	Greece	33.36%	—	—
7.	SATO S.A.	Greece	23.74%	—	—
8.	Olganos S.A.	Greece	33.60%	—	—

(1)
As reflected in the U.S. GAAP Financial Statements of the Group as at December 31, 2017, under the equity method of accounting.

(2)
Solely for the convenience of the reader, the translation of euro into U.S. dollars has been made at the Noon Buying Rate of US$1 = EUR 0.8282 as at April 30, 2018.

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

The Banking Services Sector in Greece

        As at December 2017, the date of the most recent available information from the Bank of Greece, there were 38 banks in Greece: 8 Greek commercial banks, 9 cooperative banks and 21 foreign banks (including branches of HSBC and RBS), as well as one specialized credit institution (source: Bank of Greece site, Statistics, List of MFIs).

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

Foreign Banks

        In December 2017, according to data published by the Bank of Greece, there were 21 foreign banks that were established in the Greek banking market. The majority of foreign banks operating in Greece have little presence in retail banking services.

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

        Further to this, the Group is subject to the regulatory framework of the EBA as well as various EU and Greek laws and regulations and to supervision by the ECB/SSM and the Bank of Greece.

Single Supervisory Mechanism

        Regulation 1024/2013 established the SSM for Eurozone banks and other credit institutions. The SSM maintains an important distinction between significant and non-significant entities, which will be subject to differing supervisory regimes. NBG is included in the list of significant supervised entities which the ECB updates and publishes regularly (last update January 1, 2018). As a result, the ECB has been granted certain supervisory powers as from November 4, 2014, which include:

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

        Following the completion of SREP for year 2017, the ECB notified NBG Group of its new total SREP capital requirement ("TSCR"), which applies from January 1, 2018. According to this decision, the ECB requires NBG to maintain, on a consolidated and on an individual basis, a total SREP capital requirement of 11%.

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

        The Capital Conservation Buffer stands at 1.875% for 2018 for all banks in the EU.

        The CCyB is implemented as an extension of the capital conservation buffer and has the primary objective of protecting the banking sector from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. It is calculated as the weighted average of the buffers in effect in the jurisdictions to which a bank has significant credit exposures. Bank of Greece defined its methodology for determining the CCyB in 2015 and consecutively set the CCyB at 0% for Greece throughout 2016, 2017 and for the first two quarters of 2018 (Bank of Greece Acts 55/2015, 83/2016, 97/2016, 103/2016, 107/2016, 115/2017, 119/2017, 122/2017, 127/2017 and 135/2018). CCyB is also currently 0% in all other countries in which NBG Group has significant exposures. Thus, the institution specific Countercyclical Capital Buffer for NBG Group is currently 0%.

For the SREP ratios applicable to NBG Group for 2018 see Item 5.B., "Liquidity and Capital Resources—Capital Adequacy".

        The systemic risk / systemically important institutions buffer is 0% for the year for all four systemically important banks in Greece (Bank of Greece, Acts 56/18.12.2015 and 126/15.11.2017).

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

        In 2017, the TRIM entered its execution phase with on-site investigations of selected models and follow up processes. NBG models investigated or to be investigated in 2017 and 2018 are: (a) the internal model for market risk, (b) the internal model for credit risk of the exposure class "Retail—Secured by real estate non-SME" (mortgage portfolio) and (c) the internal model for credit risk of the exposure classes "Corporate—Other" and "Corporate—SME".

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

        On December 7, 2017, the Basel Committee's oversight body, the Group of Central Bank Governors and Heads of Supervision, endorsed the outstanding Basel III post-crisis regulatory reforms. As regards RWAs, the reforms seek to restore credibility in the calculation of RWAs and improve the comparability of banks' capital ratios by:

  •
  enhancing the robustness and risk sensitivity of the standardized approaches for credit risk, credit valuation adjustment risk and operational risk;

  •
  constraining the use of the internal model approaches, by placing limits on certain inputs used to calculate capital requirements under the internal ratings-based approach for credit risk and by removing the use of the internal model approaches for credit valuation adjustment risk and for operational risk;

  •
  introducing a leverage ratio buffer to further limit the leverage of global systemically important banks; and

  •
  replacing the existing Basel II output floor with a more robust risk-sensitive floor based on the Committee's revised Basel III standardized approaches.

Supervisory Assessments

        ECB Banking Supervision conducted a comprehensive assessment of the four significant Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) in line with the decision by the Euro Summit on July 12, 2015 and the Memorandum of Understanding between the European Commission, acting on behalf of the ESM, the Hellenic Republic and the Bank of Greece, signed on August 19, 2015.

        This assessment comprised an asset quality review (AQR) and a forward-looking stress test, including a baseline and an adverse scenario, in order to assess the specific recapitalization needs of the individual banks under the third economic adjustment program for Greece (see Item 4.A, "History and Development of the Company—2015 Comprehensive Assessment").

        The AQR resulted in aggregate adjustments of EUR 9.2 billion to participating banks' asset carrying values as at June 30, 2015. Also, non-performing exposure ("NPE") stocks were increased by approximately EUR 7 billion across the four banks, with the corresponding provisions already considered in the aforementioned AQR adjustments. In addition to adjustments made directly to current carrying values, the AQR result was also reflected in the projection of banks' capital adequacy under hypothetical scenarios performed in the stress test. Overall, the stress test identified a capital shortfall across the four participating banks of EUR 4.4 billion under the baseline scenario and EUR 14.4 billion under the adverse scenario, including AQR adjustments, after comparing the projected solvency ratios against the thresholds defined for the exercise.

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

  EU-wide stress test 2018

        On December 6, 2016 the Board of Supervisors of the EBA announced its decision to conduct the EU-wide stress test in 2018, the first stress test conducted under the IFRS9 accounting standards, in line with its previous decision to aim for a biennial exercise. The 2018 EU-wide stress test ("stress test") was run in close cooperation with the EBA, Competent Authorities (including the Single Supervisory Mechanism—SSM), the ECB, the European Systemic Risk Board ("ESRB") and the European Commission. Scenarios, methodology, minimum quality assurance guidance and templates were agreed by the EBA's Board of Supervisors. The macroeconomic adverse scenario and any risk type specific shocks linked to the scenario were developed by the ESRB and the ECB in close cooperation with Competent Authorities and the EBA. The EBA coordinated the exercise and disseminated the detailed results on a bank-by-bank level.

        On November 17, 2017 the EBA published its final stress test methodology and templates following discussions held with the industry on the draft documents that were published in summer 2017. The stress test exercise covers 70% of the EU banking sector and aims to assess EU banks' ability to meet relevant supervisory capital ratios during an adverse economic shock. The stress test will be carried out at the highest level of consolidation on a sample of 49 EU banks, 35 of which falling under the jurisdiction of the SSM. The methodology covers all relevant risk areas and, for the first time, incorporates the impact of IFRS 9 accounting standards. No single capital threshold was defined for this exercise as banks were assessed against relevant supervisory capital ratios under a static balance sheet as of December 31, 2017 and, therefore, effects from any forthcoming actions (e.g. planned divestments) were not taken into account. The adverse scenario was designed to ensure an adequate level of severity across all EU countries. The implied EU real GDP growth rates under the adverse scenario amounted to –1.3%, –2.1% and 0.2%, in 2018, 2019 and 2020 respectively.

        On January 31, 2018 the ECB commenced the stress test exercise relating to the four systemic Greek banks (Alpha Bank, Eurobank, National Bank of Greece and Piraeus Bank) with the publication of the macroeconomic scenarios to be used by the banks. The stress test of the four systemic Greek banks was conducted on an accelerated timeline compared to the other in-scope banks in order to allow the results to be published before the end of the current European Stability Mechanism Program for Greece (August 2018), but following the same EBA approach and methodologies as that applied to the other EU banks. The results for the four systemic Greek banks were announced by the Supervisory Board of the ECB on May 5, 2018, and showed that in the adverse scenario, the average Common Equity Tier 1 ("CET1") capital depletion was 9 percentage points, equivalent to EUR 15.5 billion across the four systemic Greek banks. The results for the other EU banks are expected to be published by November 2, 2018.

        The Bank conducted the stress test exercise using the EBA methodology, the benchmark parameters, macroeconomic scenarios and shocks provided by the EBA and the ECB, as well as any additional guidance and notes published and/or relayed though formal communication channels. Under the EBA adverse scenario, the CET1 ratio of the Group declined by 9.6ppts, reaching a CET1 level of 6.9% in 2020, including an IFRS 9 impact of 70bps post January 1, 2018 and a CRD IV impact of 20bps. Under the EBA baseline scenario, the CET1 ratio of the Group declined by 50bps reaching 16.0% in 2020, including an impact of 70bps from IFRS 9 phased in adoption and 20bps from CRD IV. Following the supervisory dialogue, the Bank was informed that the stress test outcome, along with other factors, have been assessed by SSM's Supervisory Board pointing to no capital shortfall and that no capital plan was deemed necessary as a result of the exercise.

        The stress test results will inform the 2018 Supervisory Review and Evaluation Process ("SREP"), challenging banks' capital plans and leading to relevant supervisory outcomes. The exercise will also provide enhanced transparency so that market participants can compare and assess the resilience of EU banks on a consistent basis.

Single Resolution Mechanism

        The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of an SRM and a Single Resolution Fund. Regulation (EU) No 806/2014 establishing a SRM for the Banking Union entered into force on August 19, 2014. On January 1, 2016, the SRM became fully operational.

        The SRM Regulation, which complements the SSM (as discussed under "—Single Supervisory Mechanism" above) applies to all banks supervised by the SSM, including the Bank.

        The SRM works as follows:

  •
  The SSM, as the supervisor, would signal when a bank in the euro area or established in a Member State participating in the Banking Union is in severe financial difficulties and needs to be resolved.

  •
  The SRB, consisting of representatives from the relevant national authorities (those where the bank has its headquarters as well as branches and/or subsidiaries), the SSM and the European Commission, will carry out specific tasks to prepare for and carry out the resolution of a bank that is failing or likely to fail. The SRB decides whether and when to place a bank into resolution and sets out, in the resolution scheme, a framework for the use of resolution tools and the Single Resolution Fund ("SRF"). It is responsible for the effective and consistent functioning of the SRM and shall only use the SRF for the purpose of ensuring the efficient application of the resolution tools and exercise of resolution powers. The SRB is the owner of the SRF.

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

  •
  A "Countercyclical Buffer" CCyB) ranging between 0% and 2.5% depending on macroeconomic factors. This buffer will also be applied gradually from 2016 to 2019 having a range of 0%–0.625% for 2016, 0%–1.25% for 2017, 0%–1.875% for 2018 and 0%–2.5% for 2019. Bank of Greece specified the CCyB at 0% for Greece for all quarters of 2016 and 2017 as well as for the first and the second quarter of 2018 (the CCyB is currently set at 0% by the competent authorities of all countries in which NBG Group has significant exposures.)

  •
  A "Systemic Risk Buffer" of at least 1% made up of by CET1 instruments set at the discretion of national authorities of EU Member States to be applied to institutions at consolidated or solo level, or even at the level of exposures in certain countries at which a banking group operates. Bank of Greece has not used this macro prudential instrument thus far.

  •
  Additional buffers are applied to Systemically Important Institutions ("SIIs"). For global SIIs the additional buffer ranges between 1% and 3.5%, whereas for other SIIs ("O-SIIs") it could reach 2%. Bank of Greece specified a 0% capital buffer for 2016, 2017 and 2018 for all four institutions that where characterized as O-SIIs (including the Bank).

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

  •
  Counterparty Credit Risk.  CRD IV is raising counterparty credit risk management standards in a number of areas, including for the treatment of so called wrong way risk, i.e., cases where the exposure increases when the credit quality of the counterparty deteriorates. For example, the proposal includes a capital charge for potential mark to market losses associated with a deterioration in the creditworthiness of a counterparty (i.e. Credit Value Adjustment ("CVA") risk) and the calculation of expected positive exposure by taking into account stressed parameters;

  •
  Leverage Ratio.  CRD IV introduced an unweighted Tier I leverage ratio (the "Leverage Ratio") that applies for all credit institutions as part of the Pillar II framework from January 1, 2013 with a view towards migrating the ratio to a Pillar I minimum requirement by 2018 (subject to any final adjustments);

  •
  Liquidity Requirements.  From October 1, 2015, CRD IV progressively introduced a liquidity coverage ratio (which defines an amount of unencumbered, high quality liquid assets that must be held by a credit institution to offset estimated net cash outflows over a 30 day stress scenario, and will be phased in gradually, starting at 60% in 2015, and expected to be 100% in 2018). CRD IV also provides for a net stable funding ratio (which defines an amount of longer term, stable funding that must be held by a credit institution over a one year timeframe based on liquidity risk factors assigned to assets and off balance sheet exposures, and which is being developed with the aim of introducing it from January 1, 2018). In both cases EU Member States may maintain or introduce national provisions until binding minimum standards are introduced by the European Commission On March 8, 2017, the EBA published the final guidelines on the liquidity coverage ratio disclosure. The final guidelines provide harmonized disclosure templates and tables for liquidity coverage ratio disclosure without altering the general disclosure framework provided for in the CRR. In particular, they envisage a fully-fledged quantitative liquidity coverage ratio disclosure template for systemic credit institutions and a simplified one (including only the liquidity coverage ratio figure, the amount of the liquidity buffer and that of net outflows) for the rest of the credit institutions which will apply to them. Moreover, on April 7, 2017 the EBA published its final draft of implementing technical standards amending the European Commission's Implementing Regulation (EU) No. 680/2014 on supervisory reporting. The updated implementing technical standards include changes to additional monitoring metrics for liquidity. The final draft was applicable for submissions of data from March 2018; and

  •
  Maximum Distributable Amount.  Pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD Law), beyond the Maximum Distributable Amount, For a description of the Bank's dividend policy please see Item 8, "Financial Information".

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

        In addition to the substantial changes in capital and liquidity requirements introduced by Basel III and CRD IV, there are several new global initiatives, in various stages of finalization, which represent additional regulatory pressure over the medium term and will impact the EU's future regulatory direction. These initiatives include, among others, Markets in Financial Instruments Regulation (Regulation (EU) No 600/2014), applicable since January 3, 2018 and a revised Markets in Financial Instruments Directive (Directive 2014/65/EU) transposed into national legislation by Greek Law 4514/2018 published in Government Gazette Issue A No.14 of January 30, 2018.

Solvency II

        As at January 1, 2016 Greek Law 4364/2016 came into force, replacing the previously existing Greek Law 400/70 and establishing in Greece the new Solvency II framework as detailed in Directive 2009/038/EC, which is a fundamental revision of the capital adequacy regime for the European insurance sector business.

Bank Recovery and Resolution Directive

        On May 15, 2014, the European Parliament and the Council of the European Union adopted Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (the "BRRD"). It establishes a harmonized framework for the recovery and resolution of credit institutions and investments firms incorporated under the laws and licensed by the competent authorities of any of the Member States of the European Union, relying on a network of national resolution authorities and resolution funds to resolve banks. Directive (EU) 2017/2399, to be transposed by Member States into their national regulatory framework by December 29, 2018, amends BRRD as regards the ranking of unsecured debt instruments in insolvency hierarchy.

        By virtue of Greek Law 4335/2015 (the "BRR Law"), and in particular Article 2 "Recovery and resolution of credit institutions and investment firms and other provisions", the BRRD was transposed into Greek Law and the Bank of Greece has been designated as the national resolution authority (the "National Resolution Authority"). Greek Law 4335/2015 provides among others the following:

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

    The Bank of Greece has specified the information to be included in the recovery plans. In particular, Bank of Greece Executive Committee Act No 99/18.7.2016 clarifies the information to be provided in the recovery plans and provides qualitative and quantitative recovery plan indicators and Bank of Greece Executive Committee Act No 98/18.7.2016 specifies the range of scenarios to be used in recovery plans.

  (ii)
  Early Intervention stage:    When the institution breaches its licensing and operational requirements or it is likely to breach them in the near future due to rapid deterioration of its financial condition, the BRR Law:

  a)
  requires that the board of directors of the credit institution updates the recovery plan and/or implement one or more of the measures provided in the recovery plan,

  b)
  requires that the board of directors of the credit institution examines the situation, identifies measures to overcome any problems identified and draws up an action plan to overcome those problems, within a specific timeline,

    c)
    requires that the board of directors of the credit institution convenes a general meeting of its shareholders or, in case the board of directors does not comply, promptly convene itself a general meeting of the shareholders of the credit institution,

    d)
    requires that one or more members of the board of directors or senior management be removed or replaced if they are considered unsuitable to perform their duties,

    e)
    requires that the board of directors of the credit institution draws up and submits for consultation a plan for debt restructuring with one or all of its creditors according to the recovery plan, where applicable,

    f)
    requires the updating of the business strategy of the credit institution,

    g)
    requires changes in the legal or business structures of the credit institutions, and

    h)
    collects (through, inter alia, on-site inspections) and transmits to the National Resolution Authority all necessary information for the update of the resolution plan and the preparation of the potential resolution of the credit institution and the valuation of its assets and liabilities for the resolution purposes.

  (iii)
  Resolution measures:    The Single Resolution Board ("SRB"), which is the resolution authority for significant banking groups whose parent entity is located in the Banking Union, shall take action only if all of the following conditions are met:

  a)
  the institution is failing or is likely to fail,

  b)
  no alternative private sector measure, or supervisory action, including early intervention measures, would prevent the failure of the institution within a reasonable timeframe, and

  c)
  a resolution action is necessary in the public interest.

        Before proceeding to resolution measures, the SRB shall ensure that a fair, prudent and realistic valuation of the assets and liabilities of the institution is carried out.

        The Board of Directors must notify immediately the ECB, as Competent Authority, in cases that an institution is failing or likely to fail. EBA Guidelines on "the interpretation of the different circumstances when an institution shall be considered as failing or likely to fail" provide clarifications on the cases where an institution is assessed as "failing or likely to fail".

        The resolution measures that may be implemented either individually or in conjunction (save for the asset separation tool, which may only be applied in conjunction with another resolution tool), are the following:

  •
  Sale of business tool:  transfer to a purchaser who is not a bridge institution, of shares or other instruments of ownership and/or some or all of the assets of the institution under resolution, namely rights, obligations and contractual relationships, without the consent of the shareholders of the institution under resolution or of any third party other than the acquirer.

  •
  Bridge institution tool:  establishment of a bridge institution to which shares or other instruments of ownership and/or some or all of the assets of the institution under resolution, namely rights, obligations and contractual relationships, are transferred without the consent of the shareholders of the institution under resolution or of any third party.

  •
  Asset separation tool:  transfer of assets, namely rights, obligations and contractual relationships, of an institution under resolution or of a bridge institution to one or more asset management companies, without the consent of the shareholders of the institutions under resolution or of any third party other than the bridge institution. The asset management companies are legal persons owned in total or partially or controlled by one or more authorities, including the Fund or the National Resolution Authority.

  •
  Bail in tool:  write-down or conversion of any obligations of an institution that meets the resolution conditions, except for the cases prescribed by BRRD.

        Further to the above resolution tools, the SRB is entitled to decide on the exercise of the write-down or conversion powers in respect of Additional Tier 1 and Tier 2 capital instruments of the institution, either independently or in combination with the resolution tools, under the circumstances provided by the law, for example when it is established that the conditions for resolution are met or when the competent authority establishes that if the said power is not exercised, the institution will cease to be viable. If an institution meets the requirements for resolution and the SRB decides to implement a resolution tool, then the exercise of the above power is required.

        Furthermore, it should be noted that the following EU Regulations have been issued:

  •
  Commission Delegated Regulation (EU) 2016/860 specifies further the circumstances where exclusion from the application of write-down or conversion powers is necessary.

  •
  Commission Delegated Regulation (EU) 2016/1401 established regulatory technical standards for methodologies and principles on the valuation of liabilities arising from derivatives.

  •
  Commission Delegated Regulation (EU) 2017/867 on classes of arrangements to be protected in a partial property transfer.

  •
  Commission Delegated Regulation (EU) 2016/1450 with regard to regulatory technical standards specifying the criteria relating to the methodology for setting the minimum requirement for own funds and eligible liabilities to be set by resolution authorities in order to determine the loss absorption amount which the institution or group should be capable of absorbing.

  •
  Commission Delegated Regulation (EU) 2016/1075 regarding regulatory technical standards specifying the content of recovery plans, resolution plans and group resolution plans, the minimum criteria that the competent authority is to assess as regards recovery plans and group recovery plans, the conditions for group financial support, the requirements for independent valuers, the contractual recognition of write-down and conversion powers, the procedures and contents of notification requirements and of notice of suspension and the operational functioning of the resolution colleges.

  •
  Commission Implementing Regulation (EU) 2016/911 provided implementing technical standards with regard to the form and the content of the description of group financial support agreements. In the same context Executive Committee Act 131/23.01.2018 of Bank of Greece specifies the conditions for the group financial support.

        Directive 2017/2399 amends the BRRD, inter alia, with regards to the ranking of unsecured debt instruments in insolvency hierarchy in the context of ensuring sufficient loss-absorbing and recapitalisation capacity of institutions.

        Directive 2017/2399 requires, inter alia, European member states to create a new class of 'non-preferred' senior debt under the terms provided therein. While institutions will have the discretion to issue both traditional senior debt and the new 'non-preferred' senior debt, if they issue the latter, they need to explicitly state this in the relevant documentation. The new 'non-preferred' senior debt will have preference over own funds instruments and other subordinated liabilities, but not other senior debt.

        Ranking of deposits in the context of normal insolvency proceedings is not affected by the above.

        There are also transitional provisions which, inter alia, provide that European member states must ensure that the ranking of debt instruments issued previously is governed by the national laws in force as of December 31, 2016.

        European member states are required to bring into force the laws, regulations, and administrative provisions necessary to comply with Directive 2017/2399 as from December 29, 2018. The new (or revised) requirements change the circumstances under which the Bank can raise stable funding and comply with MREL through the issuance of senior (unsecured) debt. However, these arrangements are not critical for deposit-funded banks (as is the case for the Bank), but rather for market-funded banks which intend to issue preferred senior debt only for funding purposes, while they aim to comply with MREL (mainly) through the issuance of non-preferred senior debt.

  Use of public funds in the context of the resolution framework

        In cases of an exceptional systemic crisis, extraordinary public financial support may be provided with respect to institutions meeting the conditions for resolution. Extraordinary public financial support is provided under strict conditions by virtue of a decision of the Minister of Finance, following a recommendation of the Systemic Stability Board and a consultation with the resolution authority, through public financial stabilization tools as a last resort and only after having assessed and utilized, to the maximum extent, the other resolution tools, in order to avoid, through the direct intervention, the winding-up of the said institutions and in order for the resolution purposes to be accomplished. The public financial stabilization tools are:

  d)
  public capital support provided by the Ministry of Finance or by the HFSF following a decision by the Minister of Finance and

  e)
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

  Use of public funds outside the resolution framework

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

  MiFID II

        Directive 2014/65/EU on markets in financial instruments repealing MiFID I ("MiFID II") was transposed into Greek law by Law 4514/2018.

        MiFID II together with Regulation (EU) 600/2014 on markets in financial instruments ("MiFIR") introduce the new framework on financial markets. Both documents aim to have more efficient, resilient and transparent markets.

        In particular, MiFID II introduces rules, among other things, on high frequency trading, improves the transparency and oversight of financial markets, including derivatives markets, and addresses the issue of excessive price volatility in commodity derivatives markets. Furthermore, it expands supervision to all financial instruments admitted to trading, over-the-counter transactions and trading venues.

        MiFID II also enhances investors protection by introducing new product governance requirements and more stringent organisational and business conduct requirements.

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

        In the context of the SSM of the ECB and the National Competent Authorities (Bank of Greece), Regulation 1024/13 stipulates the supervisory tasks conferred upon the SSM and Regulation 468/14 determines the framework of cooperation within the SSM.

        The regulatory framework applicable to the Bank has been also affected by the establishment of the HFSF and the recapitalization framework (see Item 5.D., "Trend information—The Macroeconomic Environment in the Group's Markets—The Hellenic Republic's Economic Crisis"). Moreover, Regulation (EU) 2016/445 specifies certain of the options and discretions conferred on competent authorities under Union law concerning prudential requirements for credit institutions that the ECB is exercising.

The Hellenic Republic's Bank Support Plan

        As of the date of this Annual Report, the Bank no longer benefits from any support under the Hellenic Republic's Bank Support Plan. As at July 22, 2016, the securities issued by the Bank under Hellenic Republic guarantees, as per Article 2 of Greek Law 3723/2008, have been fully redeemed. Accordingly, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and therefore, the representation of the Hellenic Republic on the Bank's Board of Directors further to the provisions of the Hellenic Republic Bank Support Program has ceased as at July 22, 2016. Please also see Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity- Financings under the Hellenic Republic's Bank Support Plan."

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

        Organizational issues:    The administrative structure of the HFSF is comprised of two administrative bodies with decision making powers: (i) the seven-member General Council (of which one member is appointed by the Bank of Greece and one is appointed by the Ministry of Finance); and (ii) the three-member Executive Committee (of which one member is appointed by the Bank of Greece).

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

        Any decision of the credit institution concerning a share capital increase in accordance with the foregoing rules, including decisions concerning CoCos or other convertible financial instruments must be taken following a resolution of the General meeting of the shareholders according to Article 7 of the HFSF Law, as in force. The relevant process follows the generally applicable Greek corporate law provisions with some derogations with respect to the content and time period required for the relevant invitation to be published.

        There are also special provisions applicable with respect to the price at which the relevant securities will be subscribed.

        The Greek Cabinet Act 36/02.11.2015 (the "Allocation Cabinet Act") sets out, inter alia, the terms under which the CoCos may be issued by the credit institutions and subscribed for by the HFSF, as well as the terms of conversion thereof into ordinary shares of the relevant credit institution. The CoCos shall qualify as equity capital of the credit institution and their regulatory treatment shall be governed by the applicable legal framework and shall constitute direct, unsecured and subordinated investments in the credit institution ranking at all times pari passu without any preference among themselves.

        The CoCos will bear interest which will be payable on an annual basis accrued, each on interest payment date. The CoCos shall automatically convert into ordinary shares of the credit institution if, for any reason whatsoever, the credit institution does not pay all or any part of any scheduled interest payments on two interest payment dates, which for the avoidance of doubt, do not need to be consecutive.

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

        The HFSF is represented by one director to the board of directors of a bank having received capital from the HFSF according to the HFSF Law, as its representative. The HFSF has currently appointed one representative in the Bank's Board of Directors. Additionally, the HFSF appoints one observer to the Board (without voting rights), and both the representative and the observer participate in Board Committees (see below "—Relationship Framework Agreement").

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

        According to the Amended Relationship Framework Agreement, the HFSF should, among others (i) monitor and assess how the Bank complies with the applicable restructuring plan of the Bank, (ii) exercise its shareholding rights in compliance with the rules of prudent management of its assets and in compliance with State Aid and competition rules of the European Union, (iii) ensure that the Bank operates on market terms, and (iv) that in due time the Bank returns to private ownership in an open and transparent manner. The Amended Relationship Framework Agreement determines the relationship between the Bank and HFSF certain matters relating to, amongst others: (a) the corporate governance of the Bank, (b) the Revised Restructuring Plan and its monitoring, (c) the monitoring of the implementation of the Bank's NPL management framework and of the Bank's performance on NPL resolution. In addition, the Amended Relationship Framework Agreement deals with (d) the obligations that are defined as material for the purposes of the Relationship Framework Agreement, including for the switch to full voting rights, (e) the monitoring of Bank's actual risk profile against the approved risk and capital strategy (f) the HFSF's consent for matters that are defined as material for the purposes of the Amended Relationship Framework Agreement and, in particular, for the HFSF's consent request, (g) litigation and other proceedings that are defined as material for the purposes of the Amended Relationship Framework Agreement and concern the Group, and (h) the duties, rights and obligations of HFSF's representative on the Board. Moreover, the Amended Relationship Framework Agreement states that, subject to its provisions, the applicable law, and the charter documents, the Bank's decision making bodies will continue to determine independently, amongst others, the Bank's commercial strategy and policy in compliance with the currently applicable restructuring plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank's competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

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

  iii.
  To include items in the agenda of a scheduled Board meeting, including any item which may be related to any entity of the Group. For this purpose, the HFSF representative will submit in writing to the Chairman of the Board the desired additional items on the agenda at least two (2) business days prior to the date of the Board meeting. The Chairman of the Board must include these items in the agenda of the scheduled Board meeting.

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

  •
  The Bank shall provide to the HFSF the documents, as required, in order to ensure the effective monitoring of the implementation of the Revised Restructuring Plan and NPL management framework, to effectively allow the HFSF to perform its statutory role. In December 2016 the Board Risk Committee Charter was revised, such that the Committee has a dual role, having specific competence over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating as the Bank's special Committee that deals with Non-Performing Loans in accordance with Article 10 Par. 8 of Greek Law 3864/2010, as in force (see Item 6. C., "Board Practices—Board Committees—Board Risk Committee".

  •
  If the Bank has engaged, prior to the signing of the Relationship Framework Agreement, an external audit firm for more than five years, the Bank should replace the audit firm. The new engagement contracts should not exceed five years. The Bank's initial five year period expired following the 2016 financial year. In this context, the Board of Directors approved at the meeting held on January 18, 2017 PwC as the most appropriate audit firm for the audit of the Group for the year ending December 31, 2017, following the recommendation of the Audit Committee. The selection was based on the results of the tender process run by the Bank. The appointment of PwC was approved by the 2017 Annual General Meeting of the NBG Shareholders.

  •
  In case of any actual or reasonably foreseeable adverse deviations in the Bank Group's performance and risk profile, relative to the base scenario of the Revised Restructuring Plan, or relative to the budget, or with respect to the Risk and Capital Strategy if adverse deviations have already been approved by the HFSF through the approval of the budget, the Board should promptly submit its recommended corrective strategic actions to the HFSF for its review and consent.

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

Specific Information on the Warrants Issued by the HFSF

        According to Article 7 par.4 of Greek Law 3864/2010, as in force and of Cabinet Act 38/2012 (as amended by Cabinet Act 43/2015) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the ATHEX began on June 27, 2013.

        Warrants were transferable securities with no restrictions concerning their transfer. Each warrant incorporated the right of its holder to purchase HFSF shares, the corresponding number of which is determined based on the provisions of Cabinet Act 38/2012, as amended and in force. The warrants did not provide voting rights to holders or owners thereof.

        The warrants could be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. The ninth and final exercise date (December 27, 2017) was the date of expiry of the warrants.

        After the end of the ninth and final exercise process (December 27, 2017), and following the settlement of participation orders including the fractional shares, 2,538 warrants in total on shares issued by the Bank and owned by the HFSF were exercised. The exercised warrants corresponded to 1,391 common shares, i.e. to 0.00002% of the total share capital, increasing commensurately the Bank's free float. The total consideration paid by the warrant holders to the HFSF amounted to EUR 112,803.57.

        In accordance with the provisions of Greek Law 3864/2010 and Cabinet Act 43/2015, which amended Cabinet Act 38/2012, the warrants which were not exercised until that date automatically expired and were cancelled by the HFSF after the settlement date of the exercise orders on December 29, 2017.

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

        The Bank submits to the Bank of Greece / ECB (SSM) a full set of regulatory reports both at the Bank and at the Group level on a quarterly basis. Some of the above information is submitted on a monthly basis.

        In addition to the above reporting requirements, the SSM set up in 2014 a quarterly structured data collection process, the "Short Term Exercise (STE)", comprising reports regarding credit risk, profitability, concentration risk, market risk, liquidity risk, sovereign risk and banking book interest rate risk at the Group level. This data collection process forms a part of SSM's broader SREP aiming, among other things, to assess the capital and liquidity needs of EU banks.

        ECB published Regulation 2015/534 on reporting of supervisory financial information, as amended by Regulation 2017/1538, lays down the rules and procedures for the reporting of supervisory financial information by supervised entities to National Competent Authorities and the ECB.

        Finally, the Bank submits to the Bank of Greece on a regular basis a full set of regulatory reports with information (e.g. for capital structure related parties, internal control systems, Anti-Money Laundering and Countering Financing of Terrorism ("AML/CFT"), information technology systems, branches of the Bank etc.) both at the Bank level and at the Group level, according to the stipulations of the Bank of Greece Governor's Act 2651/2012, as in force. Further information concerning large credit exposures is submitted to the Bank of Greece as set out in Bank of Greece Governor's Act 2679/20.6.2017 and information on the collection of granular credit and credit risk data as set out in Bank of Greece Governor's Act 2677/19.05.2017.

Hellenic Deposit and Investment Guarantee Fund

        By virtue of Greek Law 2832/2000 the Greek deposit protection fund (the "Deposit Guarantee Fund" or "DGF" was established. The DGF has been succeeded by the Hellenic Deposit and Investment Guarantee Fund (the "HDIGF"), established by virtue of Greek Law 3746/2009, such law having been replaced by Greek Law 4370/2016 "on Deposit Cover Schemes and Deposit and Guarantee Fund", that implemented Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit cover schemes.

        According to Greek Law 4370/2016, as in force, the HDIGF is a private law legal entity, has its registered seat in Athens, is supervised by the Minister of Finance, is not a public organization or a state owned legal entity and does not belong to the Greek public sector.

        Greek Law 4370/2016, defines, among others, the scope and certain aspects of the operation of the HDIGF, the terms of participation of credit institutions as well as the process for determining and paying contributions to its Schemes. The HDIGF objectives are (1) to indemnify depositors of banks participating in the HDIGF who are unable to fulfill their obligations towards their depositors and to fund resolution measures of the banks through the deposits cover scheme (the "Deposit Cover Scheme") in accordance to Article 104 of Greek Law 4335/2015 ("BRR Law"), (2) to indemnify investors—clients of banks, in relation to the provision of investment services from these banks in case the latter are unable to fulfill their obligations from the provision of covered investment services through the investments cover scheme (the "Investment Cover Scheme") and (3) to provide for the provision of financing to banks placed under the resolution measures through the resolution scheme (the "Resolution Scheme") in its role as Resolution Fund. All authorized banks in Greece, with certain exemptions, and the local branches of credit institutions which have been established in non-EU Member States and are not covered by a guarantee scheme equivalent to that of the HDIGF, are obliged to participate in the aforementioned schemes of the HDIGF. Greek branches of foreign credit institutions established in EU Member States may also become members of the investments cover scheme of HDIGF at their discretion.

        A credit institution shall not take deposits unless it is a member of the aforementioned Deposit Cover Scheme.

        The maximum coverage level for each depositor at a credit institution under Greek Law 4370/2016 is EUR 100,000, taking into account the aggregate deposits of each depositor with a bank minus any due and payable obligations on or before the date of unavailability towards the latter. This amount is paid in the currency of the State where the account is located, to each depositor as an indemnity irrespective of the number of accounts held in a credit institution, the currency or the location where the deposit is held. In case of joint bank accounts, each depositor's share shall be taken into account for the purposes of the calculation of the maximum indemnification amount as a separate deposit and is entitled to cover up to the aforementioned limit with his or her other deposits, as analyzed above. In case of so-called temporary high deposit balance—stemming from real estate transactions (e.g. sale of property) as well as from some specific life events (such as compensations due to divorce, retirement, etc.)—depositors will be entitled to coverage up to EUR 300,000. However, such coverage will be limited in time up to maximum three months after the determination by the competent authority or a judge that deposits are unavailable and after a relevant petition of the depositor towards HDIGF.

        Depositors must be able to access their funds within seven working days after the determination by the competent authority or a judge that deposits are unavailable.

        Covered deposits are explicitly excluded from the bail-in regime. This means that covered depositors will never suffer any losses through this regime and their deposits will always be protected up to the coverage level. Certain deposits are excluded from coverage by the Deposit Cover Scheme, such as deposits made by other credit institutions, financial institutions, investment firms, collective investment undertakings and public authorities.

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

Capital Controls applying to banks operating in Greece

        In order to protect the Greek financial system and the Greek economy in general from the lack of liquidity, Legislative Act of June 28, 2015 introduced a short term bank holiday period starting on June 28, 2015 and imposed capital controls, which apply to all credit institutions operating in Greece in any form. The bank holiday expired on July 20, 2015. The capital controls regime continues to apply as of the date of this Annual Report.

        Within the context of the capital controls regime, a Bank Transactions Approval Committee has been established at the Ministry of Finance, with the responsibility of examining and approving transactions in view of the capital controls framework.

        Following a decision of the above Committee, each credit institution was able to establish a special subcommittee for the approval of transactions in the context of the capital controls framework. The Bank Transactions Approval Committee is responsible for determining the conditions of operation of these subcommittees and any other procedural and operational detail, including the amount and breakdown by credit institution of the daily limit on individual types of transactions and the revaluation of such limits.

        The capital controls, impose among others the following restrictions on bank transactions:

  •
  cash withdrawals are permitted up to the amount of EUR 2,300 per depositor per calendar month from March 1, 2018,

  •
  transfer of funds outside Greece is prohibited, with certain exceptions, including where amounts are transferred from abroad following the entry into force of the Act by means of crediting an account held with a credit institution operating in Greece and are resent abroad, funds transferred by companies importing goods where there are particular limits applying and approval procedures that need to be followed, transfer of up to EUR 2,000 during a two month period per person (Customer ID) and cumulatively up to a monthly threshold that the Banking Transactions Approval Committee assigns to each bank,

  •
  transfer of custody of financial instruments of Article 5 of Greek Law 3606/2007 (MiFID) abroad is prohibited, except for the transfer of financial instruments to a custodian abroad for the purpose of clearing and settlement of transactions on such financial instruments,

  •
  transactions for the payment of medical and tuition fees abroad are allowed according to certain prerequisites,

  •
  cash withdrawal from a bank account up to a maximum amount of EUR 2,000, or its equivalent in foreign currency, is permitted under certain conditions for a person accompanying a patient admitted to hospitalization abroad,

  •
  transfer of the maximum amount of EUR 5,000 or the same amount in foreign currency, per calendar quarter, in total, is allowed for accommodation and living expenses of students studying abroad or participating in student exchange programs, whereas the transfer of a maximum amount of EUR 8,000 is permitted if such amount is directly credited to the account of a student residence or a student house lessor,

  •
  certain provisions refer to the capability of shipping companies to perform cash withdrawals up to the amount of EUR 50,000 daily, from the amounts that have been transferred following the entry into force of the Act from abroad by crediting accounts held with a credit institution operating in Greece,

  •
  cash withdrawal up to 100% in total is permitted concerning cash deposited to bank accounts of either natural or legal persons after the July 22, 2016, in compliance with AML/CFT framework

  •
  capital transfer outside Greece by an institution is permitted, for the purpose of purchasing foreign financial instruments, as defined in Article 5 of Greek Law 3606/2007, as in force, provided that the beneficiary's account from which the transfer is made, or the clients' account held by the investment services firm at the Institution from which the transfer is made on behalf of the beneficiary, has been credited after the beginning of the bank holiday (i.e. after June 28, 2015) with funds arising from remittance from abroad,

  •
  cash withdrawal up to a total of 100% is permitted from money that, following December 1, 2017, are transferred from abroad by means of credit transfer to existing accounts held with a credit institution operating in Greece under a procedure to be further determined by the Committee for the Approval of Banking Transactions;

  •
  transfer of banknotes in euro or other currency is permitted per individual person and per trip abroad up to the amount of EUR 2,300 or its equivalent in foreign currency, while permanent residents abroad are excluded from the abovementioned restriction.

  •
  capital transfer transactions which relate to the management of the liquidity of a credit institution operating in Greece and to payment obligations in the context of the management of the credit institution's own portfolio, are permitted as set out in the Act, as amended and in force.

  •
  Pursuant to a Minister Decision dated November 13, 2017 and published in Government Gazette No. 3976 of November 14, 2017, transactions of legal entities or professionals involving a transfer of funds abroad, in the context of their business activities, in an amount not in excess of EUR 20,000 each, per customer, per day, are allowed, following the submission of the relevant invoices and other evidence and documentation, compulsorily accompanied by a solemn declaration to the effect that the above documents are genuine and have not been submitted to any other credit institution. These transactions shall be processed directly by the branch networks of credit institutions, by crediting the counterparty's account, and shall be subject to the ceiling determined by the Committee for the Approval of Banking Transactions for each credit institution;

        Pursuant to a Minister Decision dated July 21, 2016 and published in Government Gazette No. 2282/22.7.2016, early repayment of a loan, in part or in full, is allowed. Moreover, the early termination, in full or in part, of fixed term deposits is permitted following the amendment on March 15, 2016 of the relevant Article 1, par. 9 of the Act.

        Pursuant to a Minister Decision GDOP 0000501 EX2018/X.P. 464 and published in Government Gazette Issue B No 687/28.2.2018 opening of bank accounts and addition of joint-holders to existing accounts, is allowed irrespective of the creation of a new Customer ID.

        Transactions carried out by certain national and supra-national organizations, including the Hellenic Republic and the Bank of Greece are excluded from the restrictive measures set out above.

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

Payment Services in the Internal Market

        A new payment services directive 2015/2366 (the "PSD 2") incorporated and repealed Directive 2007/64/EC on Payment Services (the PSD). PSD 2 has been transposed into Greek law.

        PSD 2 seeks to improve the existing European rules for electronic payments. It takes into account emerging and innovative payment services, such as internet and mobile payments and extends the scope of its application to cover also cases where only one is located within the European Union. PSD 2 sets out rules concerning, inter alia, strict security requirements for electronic payments and the protection of consumers' financial data, guaranteeing safe authentication and reducing the risk of fraud; the transparency of conditions and information requirements for payment services; the rights and obligations of users and providers of payment services.

        In particular, consumer rights are enhanced, including: reduced liability from EUR 150 to EUR 50 for non-authorised payments; unconditional refund right for direct debits in euro; removal of surcharges for the use of a consumer credit or debit card.

        The role of the EBA is also further enhanced.

        The European Council has also adopted Regulation 2015/751 on interchange fees for card-based payment transactions.

Payment accounts

        Directive 2014/92/EU provides for the comparability of fees related to payment accounts, payment account switching and access to payment accounts with basic features (Payment Account Directive/PAD). This Directive was transposed into Greek legislation with Greek Law 4465/2017 (published in Government Gazette 47/A/4.4.2017).

        In the context of Directive 2014/92/EU the following EU Regulations were issued:

  •
  Commission Delegated Regulation (EU) 2018/32 supplementing Directive 2014/92/EU with regard to regulatory technical standards for the Union standardized terminology for most representative services linked to a payment account.

  •
  Commission Implementing Regulation (EU) 2018/33 laying down implementing technical standards with regard to the standardized presentation format of the statement of fees and its common symbol according to Directive 2014/92/EU.

  •
  Commission Implementing Regulation (EU) 2018/34 laying down implementing technical standards with regard to the standardized presentation format of the fee information document and its common symbol according to Directive 2014/92/EU.

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

Settlement of Amounts Due by Indebted Individuals

        On August 3, 2010, Greek Law 3869/2010 (see "—Restrictions on Enforcement of Granted Collateral") was put in force with respect to the "settlement of amounts due by indebted individuals" and amended thereafter by various laws. The law allows the settlement of amounts due by individuals evidencing permanent and general inability to repay their debts, by submitting an application for a three-year settlement of their debts and writing off the remainder of their debts, in accordance with the terms of the settlement agreed. All individuals, consumers and professionals are subject to the provisions of Greek Law 3869/2010, with the exception of individuals already subject to mercantile law. Applicants having submitted applications prior to Greek Law 4336/2015 which have not yet been heard or settled may be entitled to reapply within a prescribed period in order to benefit from the provisions of Greek Law 4336/2015.

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

        Before the submission of the application, the parties may have recourse to the preliminary settlement procedure. After the submission of the application, the hearing date of the application (compulsory within six-months from the completion of submission of the application) and the day of validation (within two months from the completion of the submission of the application) are set. On the day of validation, the court either validates any preliminary settlement or issues a preliminary injunction (with maximum duration six-months) by virtue of which the court may order, inter alia, the suspension of prosecuting measures against the borrower and determines the amount of the monthly installments which the borrower has to pay to its creditors until the issuance of the decision. Following the day of validation and until the hearing date of the application, the parties may reach to a settlement at any stage of the procedure.

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

        Greek Law 4336/2015 introduced an accelerated settlement process regarding minor debts of particular indebted individuals. Indebted individuals are given a temporary relief for their debts and an 18-month period of supervision is granted, after the expiration of which, and only if the real estate property or income situation of the borrower remain unchanged, the borrower is discharged from the remainder of its debts.

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

        In the implementation of the above the Bank of Greece has published regulatory framework concerning the management of loans in arrears and non-accruing loans and specifically:

  •
  Executive Committee Act No. 42/30.5.2014 "Supervisory framework for the management of loans in arrears and non-accruing loans" as amended by Executive Committee Act No.47/9.2.2015, Executive Committee Act No.102/30.8.2016, Executive Committee Act No. 134/05.03.2018 and Executive Committee Act 136/02.04.2018,

  •
  Credit and Insurance Committee Decision 116/1/25.8.2014 of Bank of Greece "Introduction of a Code of Conduct under Greek Law 4224/2013", as originally amended by Credit and Insurance Committee Decision No. 129/2/16.2.2015 and further amended by Credit and Insurance Committee Decision No. 148/1/05.10.2015 and as revised by Credit and Insurance Committee Decision No. 195/1/29.7.2016.

        Executive Committee Act No. 42/30.5.2014, as in force, lays down a special framework of requirements for credit institutions' management of past due and non-accruing loans, in the framework of the provisions of Law 4261/2014, EU Regulation 575/2013 and the relevant Bank of Greece decisions. This framework imposes, among others, the following obligations on credit institutions:

  f)
  to establish an independent arrears and NPLs management ("ANPLM") function;

  g)
  to develop a separate, documented ANPLM strategy, the implementation of which will be supported by appropriate Management Information Systems ("MIS") and procedures; and

  h)
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

        The Code of Conduct under Greek Law 4224/2013, as revised by virtue of No.195/1/29.7.2016 decision of the Credit and Insurance Committee of the Bank of Greece, lays down general principles of conduct and introduces provisions in relation to the procedures for risk assessment, valuation of the repayment ability, binding rules of conduct for the institutions with precise timelines, including the establishment of detailed and documented arrears resolution procedure and appeals review procedure, and terms of communication between institutions and borrowers. Furthermore, it introduces best practices, aimed to strengthen the climate of confidence, ensure engagement and information exchange between borrowers and lending institutions, so that each party can weigh the benefits or consequences of alternative forbearance or resolution and closure solutions for loans in arrears for which the loan agreement has not been terminated, with the ultimate goal of working out the most appropriate solution for the case in question.

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

        The provisions of this Code of Conduct shall apply to all supervised institutions that extend credit in Greece, including branches of foreign credit institutions and the financial institutions.

        In dealing with cases of borrowers in arrears or pre arrears, every institution shall apply an Arrears Resolution Procedure (the "ARP") involving the following steps:

  •
  Step 1: Communication with the borrower

  •
  Step 2: Collection of financial and other information

  •
  Step 3: Assessment of financial data

  •
  Step 4: Proposal of appropriate solutions to the borrower

  •
  Step 5: Appeals review procedure

        On March 20, 2017, the ECB published final guidance on non-performing loans ("NPLs"). The guidance outlined measures, processes and best practices which banks should incorporate when tackling NPLs. The guidance called on banks to implement realistic and ambitious strategies to work towards a holistic approach regarding the problem of NPLs, including areas such as governance and risk management. The ECB did not stipulate quantitative targets to reduce NPLs. Instead, it asked banks to devise a strategy that could include a range of policy options such as NPL work-out, servicing, and portfolio sales.

        The NPL guidance is non-binding in nature. However, banks should explain and substantiate any deviations upon supervisory request. This guidance is taken into consideration in the SSM regular SREP and non-compliance may trigger supervisory measures.

        This guidance does not intend to substitute or supersede any applicable regulatory or accounting requirement or guidance from existing EU regulations or directives and their national transpositions or equivalent, or guidelines issued by the EBA. Instead, the guidance is a supervisory tool with the aim of clarifying the supervisory expectations regarding NPL identification, management, measurement and write-offs in areas where existing regulations, directives or guidelines are silent or lack specificity. Where binding laws, accounting rules and national regulations on the same topic exist, banks should comply with those.

        Moreover, on the March 15, 2018 the ECB published the addendum to the ECB Guidance to banks on NPLs. The addendum supplements the qualitative NPL guidance specified the ECB's supervisory expectations for prudent levels of provisions for new NPLs. The addendum is non-binding and will serve as the basis for the supervisory dialogue between the significant banks and ECB Banking Supervision. The addendum addresses loans classified as NPLs in line with the EBA's definition after April 1, 2018. In fact, the addendum sets out an expectation that, as of April 1, 2018, new unsecured NPLs will be fully covered after a period of two years from the date of their classification as NPLs. For example, the supervisor would expect a loan that is classified as an unsecured NPL on May 1, 2018 to be fully provisioned for by May 2020. For new secured NPLs, a certain level of provisioning is expected after three years of classification as an NPL, or "NPL vintage", which then increases over time until year seven. In this case, if a secured loan were classified as an NPL on May 1, 2018, the supervisor would expect this NPL to be at least 40% provisioned for by May 2021, and totally provisioned by May 2025.

        On March 14, 2018, the European Commission presented a package of measures to tackle high NPL ratios to be adopted by the spring of 2018. In particular, the package includes a proposal for a directive on credit services, credit purchasers and the recovery of collateral, a proposal for a regulation amending the capital requirements regulation and a blueprint on the set-up of national asset management companies ("AMCs"). The proposed measures are intended to speed up the progress already made in reducing the NPLs and prevent their renewed build-up.

Framework for the management and transfer of claims

        Articles 1-3A of Greek Law 4354/2015, as amended by Greek Laws 4380/2016 and 4393/2016, as well as Executive Committee Act 118/19.5.2017 (that, replaced by Executive Committee Act 95/27.5.2016) establish the framework for the management and transfer of claims from loans that can include non -accruing loans and set the requirements for the operation of loan management companies and loan transfer companies. Certain loan categories have been temporarily excluded from the scope of the permitted sale and transfer until December 31, 2017; in particular such exclusion includes loan agreements with mortgage or prenotation of mortgage on first residence of an objective value of up to EUR 140,000.

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

        Furthermore, the aforementioned companies, following a relevant authorization by the Bank of Greece, may grant loans or credit to debtors whose loans and/or credit have been managed by them, aiming exclusively at the refinancing of the debtors' loans or the restructuring of the debtor-business on the basis of a restructuring plan agreed between the parties and under the consent of the claims' owner.

        In relation to the agreements for the assignment of claims' management from non- accruing loans, Greek Law 4354/2015 lays down that Non -accruing Loans Management Companies may undertake the management of claims from loans and/or credit, which have been granted or are granted by credit or financial institutions. Said management companies are entitled to initiate any legal proceedings and to proceed with any other judicial measures for the collection of claims.

        The transfer of claims from credits and loans granted by credit or financial institutions can take place only through sale, under relevant written agreement, in accordance with the provisions in Article 3 of Greek Law 4354/2015, as in force, and only to:

  aa)
  limited liability companies that according to their Articles of Association are allowed to engage in acquiring claims from loans and credits and they have their registered office in Greece and are also registered in General Commercial Registry ("GEMI"),

  bb)
  Companies that are seated in the EEA and according to their Articles of Association are allowed to engage in in acquiring claims from loans and credits and subject to the provisions of the European Union legislation;

  cc)
  in companies that are seated in third countries, and according to their Articles of Association are allowed to engage in acquiring claims from loans and credits, subject to the provisions of the European Union legislation and have the discretion to be located in Greece through a branch under certain conditions.

        A necessary condition in order for the claims of the credit or financial institutions from non-performing loans to be offered for sale, is the extrajudicial invitation of the borrower and the guarantor, within twelve (12) months prior to the offer, to arrange its obligations on the basis of a written offer for an appropriate arrangement with specific payment terms according also to the provision of the Code of Conduct. Disputed or adjudicated claims as well as claims against non-cooperative, are excluded from the abovementioned condition.

        Furthermore, by virtue of Article 48 of Greek Law 4472/2017 certain provisions of Greek Law 4354/2015 were amended. In line with the new provisions, the Credit Servicing Firms are also allowed to manage the property that was offered as collateral for the respective loans and credits and has been transferred to the beneficiary of the claim. However, these firms are not allowed to acquire, via transfer or assignment or voluntary sale or auction, any property related to the loans and credits serviced by them. Also, the new assignee, upon transfer of claims from NPLs, continues the procedure of the Code of Conduct from where it was stopped before the transfer, while, in line with the former provisions, any new assignee should restart the Arrears Resolution Procedure ("ARP") of the Code of Conduct (Credit and Insurance Committee Decision 116/25.8.2014).

Extrajudicial debt settlement mechanism for businesses

        Greek Law 4469/2017, as amended by Greek Law 4472/2017, provides for an extrajudicial procedure for settling debts towards any creditor, which derive from the debtor's business activity or other cause, provided that the settlement of those debts is considered vital by the participants in order to secure the debtor's business viability.

        Any individual who can declare bankruptcy and any legal entity with income from business activity may apply for inclusion in the extrajudicial debt settlement mechanism, provided their tax residence is in Greece and specific criteria provided for by Law are met. The extrajudicial debt settlement mechanism does not apply to debts generated after December 31, 2016.

        Each debtor's application may be submitted electronically to the Special Private Debt Management Secretariat ("EGDICH") by December 31, 2018 on the dedicated electronic platform in EGDICH's website. Financial institutions may, as creditors, initiate the procedure by communicating a written invitation to the debtor to enter the procedure. If the debtor fails to respond, he/she loses the right to initiate the procedure at a later stage.

        The approval of the debt restructuring proposal requires the debtor's consent and the formation of a majority of 3/5 of participating creditors, which includes 2/5 of participating creditors with special privilege.

        The extrajudicial procedure is concluded by the execution of a debt restructuring agreement between the debtor and consenting creditors, otherwise the procedure is deemed unsuccessful. The debtor or a participating creditor may submit an application for ratification of the debt restructuring agreement to the Multi-Member Court of First Instance of the debtor's registered seat.

        The ratification decision covers the total of the debtor's claims governed by the restructuring agreement and binds the debtor and all the creditors, irrespective of their participation in the negotiation procedure or in the debt restructuring agreement.

        In case the debtor fails to pay any amount due to any of the creditors in accordance with the terms of the debt restructuring agreement for more than 90 days, the creditor has the right to request cancellation of the agreement towards all parties.

        It is noted that, when more financial institutions or firms under Greek Law 4354/2015 have acquired or manage overdue receivables of the same debtor, provided there is sufficient evidence of the debtor's inability to fullfil his financial obligations, they may cooperate to submit a common proposal to the debtor, in order to reach a sustainable solution.

        Finally, the said Law explicitly sets out the cases of suspension of injunction and enforcement procedures against the debtor.

Settlement of business debts

        Greek Law 4307/2014, as amended by Greek Laws 4374/2016, 4380/2016 (Article 2), as well as 4403/2016 (Article 56) and in force, among others, provides for urgent interim measures for the relief of private debt (including, inter alia, relief and settlement of debts or provision of extraordinary debt business regulation process or extraordinary special management process), especially debt of viable small businesses and professionals towards financial institutions (namely credit institutions, leasing and factoring companies, provided they are under the supervision of the Bank of Greece), the Hellenic Republic and Social Security Institutions, as well as for emergency procedures for the reorganization or liquidation of operating indebted but viable businesses, provided that the aforementioned persons are considered as "eligible debtors" under the relevant provisions, namely, they have submitted the relevant application at the latest by September 30, 2016 and cumulatively meet the following criteria:

  a.
  they have not submitted an application to be subject to the provisions of Greek Law 3869/2010 or have validly resigned from such application;

  b.
  they have not stopped their operations or dissolved and (if applicable) they have not submitted an application to be declared bankrupt or have validly resigned from such application;

  c.
  they have not been convicted in any capacity for fraud against the Hellenic Republic of State Pension Funds or for smuggling; and

  d.
  their turnover of the fiscal year 2013 must not exceed the limit of EUR 2,500,000.

        Greek Law 4307/2014 also provides for the write off of specific claims.

Consumer Services

        Credit institutions in Greece are also subject to various legislation that seeks to protect consumers from abusive terms and conditions, most notably Greek Law 2251/1994 as in force. Such legislation sets forth rules on the marketing and advertisement of consumer financial services, prohibits unfair and misleading commercial practices and includes penalties for violations of such rules and prohibitions. Greek Law 2251/1994 has been significantly amended by Greek Law 4512/2018 and codified by Ministerial Decision no. 5338/2018. The relevant amendments, included, amongst others, the protection afforded to very small businesses in the context of abusive general terms and the enhancement of the pre-contractual obligations in case of distance contracts.

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

        Presidential Decree No. 10/2017 approved the Consumer Code of Ethics, which was adopted upon suggestion-proposal of the Hellenic Consumer Ombudsman and the relevant decision of the Greek National Consumer and Market Council. The objective of the Code of Ethics is to establish principles that should govern transactions and relationships between suppliers and consumers and their associations. The general principles introduced by the Code of Ethics are without prejudice to the specific provisions of the relevant legislation in force regulating each market sector, and are specified and supplemented by the decisions of the relevant regulatory and supervisory authorities and any special Codes of Conduct currently applicable by sector of business activity and group of suppliers.

Prohibition of Money Laundering and Terrorist Financing

        Greece, as a member of the Financial Action Task Force ("FATF") and as a Member State of the EU, complies with FATF recommendations and the relevant EU legal framework relating to the prevention of money laundering and terrorist financing.

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

  a)
  an obligation for financial institutions to confirm their clients' income through their tax reports or, in the case of legal persons, based on the tax returns they file (including confirmation of reporting and tax burden), when outlining their financial profile;

  b)
  the compulsory addition of a new category of clients presenting a high risk of tax evasion or the unlawful laundering of proceeds from tax evasion, to which enhanced due diligence measures apply;

  c)
  lower the limit of cash withdrawals to EUR 50,000 (from EUR 250,000), over which financial institutions should encourage their customers to use bank checks or wire transfers to a bank account;

  d)
  a new category of target typology of unusual or suspicious transactions that may relate to or be associated with tax evasion;

        Within the scope of combating tax evasion the Directive (EU) 2016/2258 provides for the access of tax authorities to the mechanisms, procedures, documents and information applied and held by the Bank for AML/CFT purposes. For this purpose record keeping obligations of the Bank may be extended for a further 5 year time period upon ML/TF investigations. The Directive is expected to be transposed into the Greek regulation before the end of 2018.

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

        Directive (EU) 2015/849 ( which is expected to be transposed into Greek legislation until the end of 2018) on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing, amending Regulation (EU) No 648/2012 and repealing Directive 2005/60/EC and Directive 2006/70/EC, as well as Regulation 847/2015 (which came in to force on June 26, 2017) on information accompanying transfers of funds, repealing Regulation (EC) No 1781/2006, are intended to strengthen EU rules against money laundering and ensure consistency with the approach followed at international level. The Regulation deals more specifically with information accompanying transfers of funds. The texts implement recommendations by the FATF, which is considered a global reference for rules against money laundering and terrorist financing. On some issues, the new EU rules expand on the FATF's requirements and provide additional safeguards. Furthermore, Directive (EU) 2017/541 on combating terrorism was published on March 31, 2017 with minimum provisions concerning: (a) the definition of terrorist offences and offences related to a terrorist group and terrorist activities (b) liabilities and sanctions for legal persons on terrorist related activities and (c) the protection, support and rights of victims of terrorism. The new Directives' transportation deadline is the September 8, 2018.

        Lastly, the European Commission issued Regulation (EU) 2016/1675 supplementing Directive (EU) 2015/849 by identifying high-risk third countries with strategic deficiencies in their national anti-money-laundering and terrorism-financing frameworks. It should be noted that the EU Council, at its meeting on December 5, 2017, adopted its conclusions on the EU list of non-cooperative jurisdictions for tax purposes, publishing in this context two Annexes, the first regarding the EU list of non-cooperative jurisdictions for tax purposes and the second referring to the state of play of the cooperation with the EU with respect to commitments taken to implement tax good governance principles. The EU's list is intended to promote good governance in taxation worldwide, maximizing efforts to prevent tax avoidance, tax fraud and tax evasion. The EU list is to be revised at least once a year and the competent EU authorities may recommend an update at any time.

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

        As discussed above see "—Equity Participation by Banks in other Companies", the HCMC and the ATHEX must be notified once certain ownership thresholds are exceeded with respect to listed companies according to Greek Law 3556/2007, as in force, the implementing HCMC decisions and the ATHEX Regulation. In line with these laws and regulations, these notifications must be made by shareholders who acquire or dispose of shares in the Bank and hold a percentage of voting right that reaches, crosses of falls below the thresholds of 5%, 10%, 15%, 20% 25%, 1/3, 50% and 2/3. Moreover, these notifications must also be made by shareholders who hold a percentage of voting rights higher than 10%, in all cases where a change in the percentage of the voting rights they hold occurs, which is equal to or higher than 3% of the Bank's aggregate voting rights Further analysis of the above notification obligation and the relevant notification procedure can be viewed on the Bank's website: www.nbg.gr (section: The Group / Corporate Governance/ Shareholder Structure / Notification Requirements under Greek Law 3556/2007).

Constraints on the Use of Capital

        There are no constraints on the use of capital that have or may have a significant impact, directly or indirectly, on the Group's activities, except for constraints discussed above (see "—Capital Controls applying to banks operating in Greece", including prohibition of acquiring own shares for the whole period the Bank is participating in the Amended Relationship Framework Agreement signed with HFSF, following the Bank's recapitalization pursuant to the HFSF Law (see "—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework") and the obligations towards the Monitoring Trustee and the Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. Additionally, pursuant to Article 131 of the CRD Law, the Bank may not make discretionary payments (as defined in the CRD IV), beyond the Maximum Distributable Amount, as described under Item 8.A, "Consolidated Statements and other Financial Information—Policy on Dividend Distributions".

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

Compulsory Deposits with the Bank of Greece

        The compulsory reserve requirement framework has been amended in accordance with Eurosystem regulations. As from January 2012 according to ECB Regulation 1745/2003 as amended by the Regulations 1052/2008, 1358/2011, 1376/2014 and 2016/1705 the compulsory reserve requirement ratio set by Eurosystem regulation is 1% for all categories of liabilities (such as deposits and debt securities issued) to clients comprising the commitment base, with the exception of the following categories, to which a zero ratio applies:

  •
  deposits with agreed maturity over two years;

  •
  deposits redeemable at notice over two years;

  •
  repos; and

  •
  debt securities issued with agreed maturity over two years.

        This commitment ratio applies to all credit institutions in Greece.

Restrictions on Enforcement of Granted Collateral

        Hellenic Bank Association on July 21, 2015 announced that banks operating in Greece will continue until the end of 2015, to provide protection of primary residence to borrowers under the provisions of Greek Law 4224/2013. According to Greek Law 4224/2013 enforcement of auctions concerning the primary residence of individuals was suspended from January 1, 2014 until December 31, 2014 provided that the relevant property was declared as such in the last income tax declaration of those individuals and the assessed market value of such property did not exceed the amount of EUR 200,000, under the condition that law's criteria were cumulatively met with specific characteristics of the financial status of debtors, e.g. thresholds of income and real estate values. Those properties that did not fall under the criteria of that law were no longer protected from foreclosure and auction proceedings. During the aforementioned suspensions, debtors were obliged to pay monthly installments.

        Furthermore, due to the difficulties caused by the imposition of the capital controls, any enforcement action and primarily auctions, seizures, evictions, were suspended from July 21, 2015 (by virtue of the ministerial decision no. 49214/21.07.2015) to October 2015 and then lifted by an official announcement of the Ministry of Justice, Transparency and Human Rights, on November 1, 2015. A prolonged abstention by lawyers, bailiffs and notaries that commenced in January 2016 and ended in November 2017 for all parties restrained us from proceeding to enforcement, seizures and auctions of any real estate during that period.

        Enforcement of collateral has been also affected by Greek Law 3869/2010 (See "—Settlement of Amounts Due by Indebted Individuals"), as in force, regarding restructuring of individuals' debt through a court application. In August 2015 Greek Law 4336/2015, amended the Greek Law 3869/2010 and included in the settlement, debts to public sector, such as tax authorities, municipalities and social security organizations. As at December 31, 2017 and December 31, 2016, 79,320 and 81,832 customers that had applied to the court under the provisions of Greek Law 3869/2010 had outstanding balances of EUR 3,470 million and EUR 3,747 million respectively. So far 29% were rejected and 71% were accepted.

        Additionally, pursuant to Greek Law 4469/2017, which provides for regarding an extrajudicial debt settlement mechanism for businesses from the point that the invitation for participation is sent by the coordinator to the creditors and for a period of 70 days, any individual and collective enforcement measures against the debtor, pending or not, for the satisfaction of claims the settlement of which is pursued through the extrajudicial debt settlement, are automatically suspended. The above suspension includes any request for preventive measures and the registration of a prenotation of mortgage, unless the taking of preventive measures aims at the prevention of the depreciation of the debtor's business due to the disposal of its assets. The above suspension ceases automatically in case: a) the procedure is terminated without success for any reason, or b) a decision is taken by the majority of the participating creditors to that effect. The debtor may apply for the extension of the above suspension period for a period no longer than four more months with the consent of the majority of creditors.

        Constraints on enforcement of granted collateral were further limited by the commencement of electronic auctions by virtue of Greek Law 4472/2017. The first electronic auction took place in November 2017. Though Greek Law 4472/2017 has introduced electronic auctions, Greek Law 4512/2018 imposed that all auctions shall be performed only electronically from February 21, 2018, except for auctions that shall be performed under the Code of Collecting Public Revenue where the aforementioned apply from May 1, 2018. Article 334 of Greek Penal Code, as amended by Greek Law 4509/2017, further provides that it is a criminal action for anyone to cause interruption or disruption of the proper conduct of the service or auction.

EU Regulation Proposals

Non-performing loans

        On March 14, 2018, the European Commission proposed a package of measures to tackle NPLs in Europe. This package sets out a comprehensive approach with a mix of complementary policy actions that target four key areas:

  •
  Ensuring that banks set aside funds to cover the risks associated with loans issued in the future that may become non-performing.

  •
  Encouraging the development of secondary markets where banks can sell their NPLs to credit servicers and investors.

  •
  Facilitating debt recovery, as a complement to the insolvency and business restructuring proposal put forward in November 2016.

  •
  Assisting Member States that so wish in the restructuring of banks, by providing non-binding guidance—a blueprint—for establishing Asset Management Companies (AMCs) or other measures dealing with NPLs.

        In particular, the proposals include the following key elements:

1. Ensuring sufficient loss coverage by banks for future NPLs

  •
  A Regulation amending the CRR introduces common minimum coverage levels for newly originated loans that become non-performing. In case a bank does not meet the applicable minimum level, deductions from banks' own funds would apply.

  •
  The measure addresses the risk of not having enough funds to cover losses on future NPLs and prevents their accumulation.

2. Enabling accelerated out-of-court enforcement of loans secured by collateral

  •
  Under the proposals, banks and borrowers can agree in advance on an accelerated mechanism to recover the value from loans guaranteed with collateral.

  •
  If a borrower defaults, the bank or other secured creditor is able to recover the collateral that underpins a loan in an expedited way, without going to court.

  •
  Out-of-court collateral enforcement is strictly limited to loans granted to businesses and subject to safeguards. Consumer loans are excluded.

3. Further developing secondary markets for NPLs

  •
  The proposal will foster the development of secondary markets for NPLs by harmonizing requirements and creating a single market for credit servicing and the transfer of bank loans to third parties across the EU.

  •
  The proposed Directive defines the activities of credit servicers, sets common standards for authorization and supervision and imposes conduct rules across the EU. It means that operators respecting those rules can be active throughout the EU without separate national authorization requirements.

  •
  Purchasers of bank loans are required to notify authorities when acquiring a loan. Third-country purchasers of consumer loans are required to use authorised EU credit servicers. Consumer protection is ensured by legal safeguards and transparency rules so that the transfer of a loan does not affect the legitimate rights and interest of the borrower.

4. A technical blueprint for how to set up national Asset Management Companies ("AMCs")

  •
  The non-binding blueprint guides Member States on how they can set up national AMCs, should they find it useful, in full compliance with EU banking and State aid rules.

  •
  While considering AMCs with a State aid element as an exceptional solution, the blueprint clarifies the permissible design of AMCs receiving public support. The blueprint also sets out alternative impaired asset measures.

  •
  The blueprint suggests a number of common principles on the set-up, governance and operations of AMCs. The blueprint draws on experience and best practices from AMCs already set up in Member States.

        Moreover, EBA published on December 14, 2017 data templates that will create the foundation for NPL transactions across the EU. The templates will provide a common EU data set for the screening, financial due diligence and valuation during NPL transactions. The EBA is providing these templates to allow banks to supply comparable and standardized data on NPLs to meet the need of investors and other stakeholders. The EBA NPL templates are not a supervisory reporting requirement. They are designed in a way that they can act as a market standard, used by banks on a voluntary basis for NPL transactions, and to form the foundation for NPL secondary markets initiatives.

        Additionally, the EBA launched on March 8, 2018 a consultation on its Guidelines for credit institutions on how to effectively manage non-performing exposures ("NPEs") and forborne exposures ("FBEs"). The Guidelines target high NPE banks with the aim of achieving a sustainable reduction of NPEs to strengthen the resilience of their balance sheets and support lending into the real economy. The Guidelines are designed to ensure that consumers, who have taken out loans, are treated fairly at every stage of the loan life cycle. The consultation runs until June 8, 2018. Furthermore, on March 14, 2018, the EBA published its advice on the Commission's proposal for statutory prudential backstops on banks' provisioning practices for new loans that turn non-performing. The EBA notes that the backstop complements the existing prudential set of measures and the new accounting provisions under IFRS 9 and the advice aims at providing some qualitative considerations as well as a conservative impact analysis of the proposed measures.

EU regulation regarding the estimated impact on regulatory capital from the application of IFRS 9 as at January 1, 2018

        On December 12, 2017 the European Parliament and the Council of the European Union adopted Regulation (EU) 2017/2395 (the "Regulation"), which amended Regulation 575/2013 with Article 473a, allowing credit institutions to gradually apply the impact of the application of IFRS 9 to own funds.

        In particular, upon adoption of IFRS 9, credit institutions are allowed to include in the CET1, a portion of the increased Expected Credit Losses ("ECL") provisions over a five-year transitional period starting in 2018. The portion of ECL provisions that can be included in CET1 should decrease over time down to zero to ensure the full implementation of IFRS 9, after the end of the transitional period.

        In addition, in accordance with paragraph (4) of the Regulation, if the ECL provisions for stages 1 and 2 incurred after the first adoption of IFRS 9 are increased, credit institutions are allowed to include the increase in the transitional arrangements.

        The percentages of recognition in CET1 of the increased ECL provisions during the five-year transition period are as follows:

  •
  0.95 during the period from January 1, 2018 to December 31, 2018

  •
  0.85 during the period from January 1, 2019 to December 31, 2019

  •
  0.70 during the period from January 1, 2020 to December 31, 2020

  •
  0.50 during the period from January 1, 2021 to December 31, 2021

  •
  0.25 during the period from January 1, 2022 to December 31, 2022.

        The Group has decided to apply the transitional arrangements set out in Article 1 of the aforementioned Regulation, including the provisions of paragraph (4), during the transitional period.

        By applying the regulatory transitional arrangements for 2018, the Group's CET1 ratio as at December 31, 2017, are estimated to decrease by approximately 50 basis points at 16.5%. On a fully loaded basis, as at December 31, 2017 the Group's CET1 ratio is expected to decrease by approximately 350 basis points at 13.5%.

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

Taxation of Common Shares—Greek Taxation

Taxation of Dividends

        Dividends deriving from the shares of the Bank will as a rule be subject to a 15% withholding tax. However, insofar as Greek Income Tax Law 4172/2013 is concerned, the 15% withholding tax:

  a.
  Will not be applicable to individuals who are not tax residents in Greece, as well as to legal entities which are not tax residents in Greece and do not hold the shares through a permanent establishment in Greece, if there has been concluded between Greece and their jurisdiction of tax residency a double taxation avoidance treaty, whereby dividends may not be subjected to income tax in Greece (or may be subjected to a reduced rate only) provided that they file the documentation required by Greek Tax Authorities. Please note that dividends received by individuals will be included in the calculation of their total income which is subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%.

  b.
  Exhausts the income tax liability of individuals, wherever they may be tax resident, as well as legal entities which are not tax resident and do not have a permanent establishment in Greece. Please note that dividends received by individuals will be included in the calculation of their total income which is subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%.

  c.
  Is treated essentially as an advance over income tax of legal entities which are tax resident in Greece or which are not tax residents in Greece, but hold the shares through a permanent establishment in Greece. This means that the amount withheld will be credited against the income tax payable for that fiscal year.

Taxation of Capital Gains from the Sale of Listed Shares

  Legal entities

        The gains or losses realized through the sale of shares by a legal entity shareholder which is a Greek tax resident or which sells the shares through a permanent establishment in Greece will be included in the calculation of its taxable income. The income tax rate for legal entities is 29%.

        The gains or losses realized through the sale of shares by a legal entity shareholder which is not Greek tax resident and has not sold the listed shares through a permanent establishment in Greece, are not subject to Greek income tax.

  Individuals

        Capital gains realized by individuals through the sale of listed shares will be exempted from income tax if:

  a.
  said individuals hold less than 0.5% of the total share capital of the Bank; or

  b.
  said individuals acquired their shares before January 1, 2009; or

  c.
  said individuals are non-Greek tax residents, are tax residents of a jurisdiction which the Hellenic Republic has entered into a double taxation treaty with and provided their depositary or the Greek tax authorities, as appropriate, with their tax residency certificate.

        Otherwise, capital gains of individuals from the sale of the shares are subject to income tax at a rate of 15%.

        Capital gains realized through the sale of shares by individuals in the course of business, are included in the calculation of their taxable income, which will be subjected to income tax at a tax progressive bracket with rates ranging from 22% to 45%.

        In both cases, i.e., whether capital gains are subject to income tax or are exempted on the basis of one of the above grounds, capital gains of individuals will be included in the calculation of their total income which is subject to the special solidarity contribution on the basis of a progressive scale with tax brackets ranging from 0% to 10%.

Transaction Tax on Sales of Listed Shares on the ATHEX

        Any sale of shares will be subject to a transaction tax imposed on sales of shares listed on the ATHEX at a rate of 0.2% on the share transfer price. This tax is borne by the seller, whether the seller is an individual or legal person, regardless of tax residency, and irrespective of any tax exemptions applicable. This tax is also applicable to over-the-counter sales.

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

Taxation on Over the Counter Share Lending Transactions

        Article 4 paragraph 4 of Greek Law 4038/2012 imposes a transaction tax of 0.2% on share lending transactions effected over the counter if such shares are listed on the ATHEX, while no stamp duty applies on the relevant agreement. The 0.2% tax is calculated on the value of the shares lent and is borne by the lender, whether individual or legal entity, regardless of the nationality and tax residency, domicile or registered seat and of whether they are exempt from any other tax or fee prescribed by other laws.

Income Tax and Taxation of Reserves

        According to the Code of Income Taxation ("ITC"):

  •
  The applicable Greek statutory corporation income tax rate was 26% for 2013 and 2014 and 29% from 2015 onwards.

  •
  All legal entities including credit institutions and branches of foreign credit institutions are required to make an advance payment of income tax equal to 100% of the current period.

  •
  The definition of "dividend" includes any income distributed by any kind of entity. The term also includes any right to participate in the profits of an entity that does not constitute a debt claim. The withholding tax imposed on dividend distribution amounts to 15%. See "—Taxation of Dividends".

  •
  Greek Law 4446/2016 amended of the I.T.C. (a. 27), retroactively, as from January 1, 2014, to provide that losses incurred abroad from the activities of a Greek permanent establishment ("PE"), generally may not be offset against domestic-source profits. However, the losses may be offset if they arise from business activities of a PE, carried out in an EU/EEA member state that has concluded a tax treaty with Greece that does not contain a provision for a foreign branch income exemption. Above amendment confirms the content of old Public Revenue Authority published Circular ("the Circular POL") 1088/2016, which provides that losses incurred abroad generally may not be offset against income taxed in Greece. The relevant Circular POL 1200/2016, also clarifies that in order to prevent the double deduction, utilization possibilities for losses arising from a PE abroad first must be exhausted in the country of the PE, before determining whether any such losses could be potentially set off or utilized in Greece. If the taxpayer can show by any acceptable means that PE losses are permanent (e.g. due to the cessation of the branch operations), these losses can be used (at the time they became permanent) in calculating the company's Greek taxable profits. The main rule that foreign losses arising from a PE abroad should be monitored separately per country (for EU/EEA countries) still applies. Finally, companies now are able to offset any foreign-source losses from business activities not related to a foreign PE (e.g. losses arising on the sale of shares or bonds issued by a foreign company may be deducted from the company's business profits in Greece). The main rule that tax losses may be carried forward for five consecutive years remains unchanged.

  •
  Greek Law 4446/2016, amended the tax treatment of capitalized and/or distributed profits. Under the amendments, as of tax year 2017, accounting profits which are capitalized and/or are distributed and for which no income tax has been paid, will be taxed regardless of the existence of any tax losses, at the time of capitalization or distribution. On January 29, 2018, the Public Revenue Authority published Circular POL 1014/2018 which clarifies that in the case of unused tax losses from previous tax years, the amount of the (previously) untaxed capitalized and/or distributed profits is added to these losses (for the avoidance of double taxation of these profits). Greek Law 4512/2018 stipulates that Societes Anonymes whose shares are listed on the Athens Stock Exchange are provided with a time limit within which they have the option to capitalize, and pay tax at preferential rates, on reserves formed out of previously untaxed profits under various growth incentive laws. Under the new provisions the—previously applicable—rate of 5% applies only in respect of reserves capitalized until December 31, 2018, whereas reserves capitalized between January 1, 2019 and December 31, 2019 will be subject to 10% tax and reserves capitalized between January 1, 2020 and December 31, 2020 will be subject to 20% tax. These taxes exhaust any further tax liability of the relevant company and its shareholders in respect of such profits.

  •
  For the legal entities (as described above), any difference (loss)—arising from the PSI exchange (see also See also Item 5., "Key Factors Affecting Our Results of Operations—PSI exchange") which is considered deductible for tax purposes is amortized in 30 annual equal installments instead of over the life of the new Greek government bonds.

  •
  Eligible DTAs as at December 31, 2017 will be eligible for optional conversion to Tax Credits, or final and settled claims against the Hellenic Republic. See also Item 5.B "Liquidity and Capital Resources—Capital Adequacy—DTC Law".

  •
  Any difference (loss), due to credit risk arising to creditors supervised by the Bank of Greece by writing off their debtors' debts or from the sale of the granted loans or credits under the same law, is deductible from the gross revenues in twenty equal installments starting from period of the write off.

The Foreign Account Tax Compliance Act ("FATCA")- Country-by-Country Reporting

        On January 19, 2017 the Ministry of Finance published a press release communicating the signing of an intergovernmental agreement to improve international tax compliance with respect to provisions of U.S. law commonly known as the U.S. Foreign Account Tax Compliance Act (or "FATCA") and a related memorandum between Greece and the United States. The Ministry notes that this agreement, which should be considered together with the OECD's country-by-country reporting initiative and the electronic crossover system of bank transactions and tax returns of the Public Revenue Authority, is a powerful tool of the Greek tax authorities against tax evasion and the detection of undeclared income. See also Item 10.E, "U.S. Federal Income Taxation".

        The Ministry of Finance encourages Greek citizens having undeclared income abroad to take advantage of the new voluntary disclosure of undeclared income program. On June 7, 2017, an amendment to Greek Law 4446/2016 was adopted with Greek Law 4474/2017 by the parliament. The amendment extends the deadline for the filing of a tax return within the framework of the voluntary disclosure of undeclared income program for taxpayers. The new deadline was November 25, 2017 (previously, September 30, 2017).

Relationship with the Hellenic Republic

Hellenic Republic as Shareholder

        Following completion of the recapitalization in December 2015, the HFSF owns 40.39% of the Bank's common share capital. Also, various domestic pension funds owned in total 0.31% of the Bank's common share capital, and other domestic public sector related legal entities and the Church of Greece owned in total 0.07% of the Bank's common share capital. See Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic's Economic Crisis—Recessionary pressure and uncertainty resulting from the Hellenic Republic's economic crisis have had and will continue to have an adverse impact on our business, results of operations and financial condition, "—Risks Relating to Our Recapitalization and Receipt of State Aid—The HFSF, as shareholder, has certain rights in relation to the operation of the Bank and has and will continue to have the ability to exercise significant influence over our operations" and Item 7.A, "Major Shareholders".

        As the Bank no longer benefits from any support under the Hellenic Republic's Bank Support Plan, the Bank is no longer subject to the provisions of Greek Law 3723/2008 (governing the Hellenic Republic Bank Support Plan) and the representation of the Hellenic Republic on the Bank's Board of Directors has been ceased. See also Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Republic's Bank Support Plan".

        Moreover, for powers vested in the HFSF as it participates our Bank, please also see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework".

Hellenic Republic as Customer

        The Hellenic Republic, including state-related entities, is a large customer of the Bank in terms of loans and deposits. At December 31, 2017, 11.4% of the Bank's outstanding loans were to the Hellenic Republic and state-related entities, and 7.5% of the Bank's deposits were from the Hellenic Republic and state-related entities. The commercial relationship between the Bank, the Hellenic Republic and other state-owned enterprises is conducted on a normal "arm's length" basis. The Bank's senior management believes that the commercially-oriented strategy currently being implemented will continue for the foreseeable future.

Hellenic Republic as Regulator

        Through various agencies, including the Bank of Greece, the Hellenic Republic is also the regulator of our business activities. For more information see "—Regulation and Supervision of Banks in Greece".

C.    Organizational Structure

        Set forth below is a chart indicating the individual companies within the Group and the Group's participation (direct and indirect) in each company at December 31, 2017.

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
Corporate & Investment Banking
Ethniki Leasing S.A.	Greece	100.00%	—	100.00%
Ethniki Factors S.A.	Greece	100.00%	—	100.00%
Probank Leasing S.A.	Greece	99.87%	—	99.87%
Titlos Plc.(1)	UK	—	—	—
SINEPIA Designated Activity Company(1)	Ireland	—	—	—
International
The South African Bank of Athens Ltd(3)	South Africa	57.92%	41.90%	99.82%
National Bank of Greece (Cyprus) Ltd	Cyprus	100.00%	—	100.00%
National Securities Co (Cyprus) Ltd(2)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	100.00%	—	100.00%
Stopanska Banka A.D. (Skopje)	FYROM	94.64%	—	94.64%
Bankteco E.O.O.D.	Bulgaria	100.00%	—	100.00%
Banca Romaneasca S.A.(3)	Romania	99.28%	—	99.28%
NBG Leasing IFN S.A.	Romania	100.00%	—	100.00%
Banca NBG Albania Sh.a.(3)	Albania	100.00%	—	100.00%
NBG (Malta) Holdings Ltd	Malta	—	100.00%	100.00%
NBG Bank Malta Ltd	Malta	—	100.00%	100.00%
Global Markets & Asset Management
National Securities S.A.	Greece	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	100.00%	—	100.00%
Probank M.F.M.C.	Greece	95.00%	5.00%	100.00%
Profinance S.A.(2)	Greece	99.90%	0.10%	100.00%
NBG Greek Fund Ltd	Cyprus	100.00%	—	100.00%
NBG Finance Plc	UK	100.00%	—	100.00%
NBG Finance (Dollar) Plc	UK	100.00%	—	100.00%
NBG Finance (Sterling) Plc	UK	100.00%	—	100.00%
NBG International Ltd	UK	100.00%	—	100.00%
NBGI Private Equity Ltd(2)	UK	—	100.00%	100.00%
NBG Funding Ltd(4)	UK	100.00%	—	100.00%

Primary Operating Area	Country of incorporation	Direct	Indirect	Total
NBG Asset Management Luxembourg S.A.	Luxemburg	94.67%	5.33%	100.00%
Insurance
Ethniki Hellenic General Insurance S.A.(3)	Greece	100.00%	—	100.00%
NBG Insurance Brokers S.A.	Greece	99.90%	0.10%	100.00%
Audatex Hellas S.A.(2)(3)	Greece	—	70.00%	70.00%
FB Insurance Agency Inc(2)	Greece	99.00%	—	99.00%
Ethniki Insurance (Cyprus) Ltd(3)	Cyprus	—	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd(3)	Cyprus	—	100.00%	100.00%
National Insurance Agents & Consultants Ltd(3)	Cyprus	—	100.00%	100.00%
S.C. Garanta Asigurari S.A.(3)	Romania	—	94.96%	94.96%
Other
NBG Property Services S.A.	Greece	100.00%	—	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100.00%	—	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	—	100.00%	100.00%
Grand Hotel Summer Palace S.A.	Greece	100.00%	—	100.00%
KADMOS S.A.	Greece	100.00%	—	100.00%
DIONYSOS S.A.	Greece	99.91%	—	99.91%
EKTENEPOL Construction Company S.A.	Greece	100.00%	—	100.00%
Mortgage, Touristic Protypos S.A.	Greece	100.00%	—	100.00%
Hellenic Touristic Constructions S.A.	Greece	78.04%	—	78.04%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100.00%	—	100.00%
NBG Pangaea Real Estate Investment Company ("REIC")	Greece	100.00%	—	100.00%
Nash S.r.L.	Italy	—	100.00%	100.00%
Fondo Picasso	Italy	—	100.00%	100.00%
Egnatia Properties S.A.	Romania	—	100.00%	100.00%
QUADRATIX LTD	Cyprus	—	100.00%	100.00%
Karolou S.A.	Greece	—	100.00%	100.00%
PNG Properties EAD	Bulgaria	—	100.00%	100.00%
NBG International Holdings B.V.	The Netherlands	100.00%	—	100.00%
ARC Management One SRL(1)	Romania	—	100.00%	100.00%
ARC Management Two EAD(1)	Bulgaria	—	100.00%	100.00%

(1)
VIE in which the Bank is the primary beneficiary.

(2)
Companies under liquidation.

(3)
NIC and its subsidiaries, Romaneasca, NBG Albania and S.A.B.A., have been reclassified to Long-lived assets held for sale.

(4)
From January 1, 2016, NBG Funding Ltd is consolidated as 100% subsidiary due to the adoption of ASU 2015-02. The Group adopted the modified retrospective approach but due to the fact that in the previous periods NBG Funding Ltd was incorporated as a 100% equity method investment there was no impact to equity as of the beginning of the current period.

D.    Property, Plant and Equipment

        As at December 31, 2017, the Group owned 2,657 properties, of which 1,590 are buildings. The Group's real estate portfolio was recorded at a net book value of EUR 1,268 million as at December 31, 2017, compared to EUR 1,185 million as at December 31, 2016, which is included in the U.S. GAAP Financial Statements under "premises and equipment". These properties are, for the most part, held free of encumbrances. Most of our properties are occupied by our branches and offices.

        Most of our other properties have been acquired as a result of foreclosure on the collateral of defaulted loans. Those of our properties that have been acquired as a result of foreclosure on the collateral of defaulted loans had a carrying value of EUR 94 million as at December 31, 2017, are included under "Other assets" in the Group's U.S. GAAP Financial Statements and are accounted for as held for sale. There are no environmental issues of which we are aware of that may affect the Group's utilization of our real estate assets.

        The Group estimates that the book value of its property approximates its fair value. For any new property acquired from foreclosure procedure, the Group performs valuations by applying internationally recognized valuation methodologies (valuation reports are conducted in accordance with the European Valuation Standards (EVS 2016, 8th edition), as defined by The European Group of Valuers' Association ("TEGoVA") and International Valuation Standards (IVS 2017) as defined by IVSC. The valuations are performed either internally by qualified appraisers or externally by international certified valuation companies or qualified appraisers certified by TEGoVA and /or the Royal Institution of Chartered Surveyors. Valuations performed by external valuers are reviewed internally. Additionally, valuations are back tested for outliers through a standardized statistical process. The validity of the valuation report is generally the twelve months period from its completion date under normal market conditions. In exceptional cases, due to adverse economic conditions, the assets' revaluation can be conducted in less than twelve months period. Moreover, all assets are monitored for signs of physical impairment. In such case the Group performs a valuation in order to determine any potential write down. A full review for potential impairment of foreclosed assets of material value is performed on a regular basis, by taking into account the condition of the properties and the market conditions. For more information on the Group's management of its properties see Item 4.B, "Business Overview—Other—Real Estate Management". Moreover, in order to implement a more systematic approach, since 2016 we incorporated an annual asset impairment testing process within the valuation policy according to which all material assets (with value older than 12 months) are revaluated for potential markdowns. In addition, the Group Real Estate Valuation Policy has been issued, which comprises a comprehensive end-to-end process for the valuation of all real estate assets owned by the Group, as well as for loan collaterals, in line with internationally accepted rules and methods, as described above.

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

Average Balances and Interest Rates

        The following tables set forth the average balances of our assets and liabilities for the years ended December 31, 2015, 2016 and 2017, from our domestic and foreign activities, and, for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable. Where available, the Group calculates the average balances for certain line items on the basis of daily averages. To the extent that daily information is not available for other balances and without causing undue burden or expense, the Group utilizes quarterly, monthly or annual average balances.

	Year ended December 31,
	2015			2016			2017
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Domestic:
Assets:
Deposits with central bank	387	—	0%	338	—	0%	310	—	0%
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	1,940	—	0%	1,859	1	0%	1,658	3	0%
Trading, available for sale and held to maturity securities(1)	3,163	157	5%	3,214	144	4%	2,789	118	4%
Loans and other interest earning assets(2)	48,595	1,523	3%	46,908	1,406	3%	45,651	1,327	3%
Less: Allowance for loan losses	(9,406)	—	—	(10,368)	—	—	(9,455)	—	—
Net loans	39,189	—	—	36,540	—	—	36,196	—	—

Total interest earning assets	44,679	1,680	4%	41,951	1,551	4%	40,953	1,448	4%
Total non interest earning assets	10,710			8,880			7,885

Total assets	55,389			50,831			48,838

Liabilities:
Total deposits	60,973	539	1%	53,235	296	1%	44,932	202	0%
Securities sold under agreements to repurchase	46	1	2%	47	1	2%	53	1	2%
Long term debt, other borrowed funds and other interest bearing liabilities	425	30	7%	2,002	170	8%	589	16	3%

Total interest bearing liabilities	61,444	570	1%	55,284	467	1%	45,574	219	0%
Total non interest bearing liabilities	7,143			7,545			5,771

Total Liabilities	68,587			62,829			51,345

	Year ended December 31,
	2015			2016			2017
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR in millions, except percentages)
Foreign:
Assets:
Deposits with central bank	229	—	0%	201	—	0%	73	—	0%
Interest bearing deposits with banks and securities purchased under agreements to resell and money market investments	344	4	1%	973	4	0%	505	2	0%
Trading, available for sale and held to maturity securities(1)	10,193	35	0%	11,154	17	0%	4,761	18	0%
Loans and other interest earning assets(2)	2,911	150	5%	2,912	121	4%	2,402	109	5%
Less: Allowance for loan losses	(237)	—	—	(277)	—	0%	(259)	—	—
Net loans	2,673	—	—	2,635	—	0%	2,143	—	—

Total interest earning assets	13,440	189	1%	14,963	142	1%	7,482	129	2%
Total non interest earning assets	1,817			626			1,181

Total assets	15,256			15,589			8,663

Liabilities:
Total deposits	2,523	44	2%	2,983	32	1%	2,561	24	1%
Securities sold under agreements to repurchase	320	1	0%	2,706	4	0%	4,118	19	0%
Long term debt, other borrowed funds and other interest bearing liabilities	1,719	71	4%	1,126	44	4%	1,106	49	4%

Total interest bearing liabilities	4,562	116	3%	6,815	80	1%	7,785	92	1%
Total non interest bearing liabilities	341			116			66

	4,903			6,931			7,851

(1)
Average balance of available-for-sale and held-to-maturity securities are presented before any impairment due to the PSI

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

	Year ended December 31,
	2016 vs. 2015			2016 vs. 2015
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions, except percentages)
	Domestic:			Foreign:
ASSETS
Interest bearing deposits with banks, securities purchased under agreements to resell	1	—	1	—	7	(7)
Trading, available for sale and held to maturity securities	(12)	3	(15)	(18)	3	(21)
Loans	(117)	(53)	(64)	(29)	—	(29)

Total Assets	(128)	(50)	(78)	(47)	10	(57)
LIABILITIES
Total deposits	(243)	(68)	(175)	(12)	8	(20)
Securities sold under agreements to repurchase	—	—	—	3	7	(4)
Long term debt and other borrowed funds	140	111	29	(27)	(24)	(3)

Total Liabilities	(103)	43	(146)	(36)	(9)	(27)

	Year ended December 31,
	2017 vs. 2016			2017 vs. 2016
	Total interest change	Due to change in volume	Due to change in interest rate	Total interest change	Due to change in volume	Due to change in interest rate
	(EUR in millions)
	Domestic:			Foreign:
ASSETS
Interest bearing deposits with banks, securities purchased under agreements to resell and money market investments	2	—	2	(2)	(2)	—
Trading, available for sale and held to maturity securities	(26)	(19)	(7)	1	(10)	11
Loans	(79)	(38)	(41)	(12)	(21)	9

Total Assets	(103)	(57)	(46)	(13)	(33)	20
LIABILITIES
Total deposits	(94)	(46)	(48)	(8)	(5)	(3)
Securities sold under agreements to repurchase	—	—	—	15	2	13
Long term debt and other borrowed funds	(154)	(120)	(34)	4	(1)	5

Total Liabilities	(248)	(166)	(82)	11	(4)	15

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

	Year ended December 31,
	2015	2016	2017
	(EUR in millions, except percentages)
Domestic:
Average interest earning assets	44,679	41,951	40,953
Total interest income	1,680	1,551	1,448
Average interest bearing liabilities	61,444	55,284	45,574
Total interest expense	570	467	219
Net interest income	1,110	1,084	1,229
Net interest margin(1)	2.0%	2.6%	3.0%
Foreign:
Average interest earning assets	13,440	14,963	7,482
Total interest income	189	142	129
Average interest bearing liabilities	4,562	6,815	7,785
Total interest expense	116	80	92
Net interest income	73	62	38
Net interest margin(1)	1.0%	0.4%	0.5%

(1)
Net interest margin represents net interest income divided by average interest earning assets.

Return on Equity and Assets

        The following table presents certain selected financial information and ratios for the Group for the periods indicated from operations:

	Year ended December 31,
	2015	2016	2017
	(EUR in millions, except percentages)
Net interest income before provision for loan losses	1,183	1,146	1,266
Net income / (loss) from continuing operations	(3,382)	(239)	7
Net income / (loss) from continuing operations attributable to NBG shareholders	(3,379)	(238)	5
Average total assets	70,645	66,420	57,501
Average NBG shareholders' equity(1)	(982)	(2,940)	(1,515)
Net interest income before provision for loan losses as a percentage of:
Average total assets	1.7%	1.7%	2.2%
Net income / (loss) as a percentage of:
Average total assets	(4.8)%	(0.4)%	—
Average NBG shareholders' equity to average total assets(2)	(1.4)%	(4.4)%	(2.6)%

(1)
Average NBG shareholders' equity is calculated as the arithmetical average of NBG shareholders' equity at the beginning of the year and the end of the year.

(2)
Ratios not presented where average shareholders' equity for the period is negative.

Assets

Securities Portfolio

        On December 31, 2017, the Group's securities had a carrying value of EUR 5.1 billion, representing 9.9% of the Group's total assets excluding long-lived assets classified as held for sale and sovereign securities held amounted to EUR 4.8 billion, or 93.1% of the Group's securities portfolio excluding long-lived assets classified as held for sale. In preparing the U.S. GAAP Financial Statements, the Group classified its securities as required by U.S. GAAP according to the following categories: trading, available-for-sale ("AFS") and held-to-maturity ("HTM"). The Group as at December 31, 2017 and 2016 did not hold HTM securities (see Note 11 to the U.S. GAAP Financial Statements).

        The market and book value of Greek government bonds and treasury bills bonds held by the Group (which includes securities held in our trading and AFS portfolios) on December 31, 2017 was EUR 2.6 billion. The book value of Greek government bonds represents 4.9% of the Group's total assets excluding long-lived assets classified as held for sale.

        Furthermore, on December 31, 2017, the Group held debt securities rated Aaa to A3 (or equivalent), issued by Germany, the EFSF, ESM and the EIB (classified as trading and AFS) with a market and book value of EUR 1.4 billion.

        The following table sets forth the cost and fair value of each type of the Group's debt and equity assets held for trading on December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015		2016		2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)
Trading Account Securities
Debt securities issued by other governments and public sector entities	146	146	268	262	289	289
Greek treasury bills	1,858	1,858	1,490	1,492	1,378	1,379
Foreign treasury bills	84	84	65	65	56	56
Debt securities issued by companies incorporated in Greece	39	38	23	23	1	1
Debt securities issued by companies incorporated outside Greece	28	13	8	8	—	—
Equity securities issued by companies incorporated in Greece	7	6	15	14	64	63
Equity securities issued by foreign companies	7	5	1	—	1	—
Mutual funds	4	4	4	5	4	4

Total	2,173	2,154	1,874	1,869	1,793	1,792

        The following table sets forth the amortized cost and fair value as well as gross unrealized gains and losses of each type of the Group's AFS and HTM securities at December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015				2016				2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	696	91	(3)	784	726	113	—	839	807	388	—	1,195
Debt securities issued by other governments and public sector entities	2,805	3	—	2,808	8,540	131	—	8,671	1,643	18	(28)	1,632
Greek treasury bills	—	—	—	(1)	—	—	—	—	—	—	—	—
Foreign treasury bills	190	—	—	189	229	—	—	229	234	—	—	234
Debt securities issued by companies incorporated in Greece	—	—	—	—	65	—	—	65	175	4	—	178
Debt securities issued by companies incorporated outside Greece	80	—	(7)	73	46	—	(3)	43	25	—	(1)	24
Equity securities issued by companies incorporated in Greece	17	6	(1)	23	18	11	—	29	21	16	—	38
Equity securities issued by companies incorporated outside Greece	7	33	—	40	11	11	—	22	10	15	—	25
Mutual fund units	15	2	—	17	15	3	—	18	4	1	—	6

Total available-for-sale securities	3,810	135	(11)	3,933	9,650	269	(3)	9,916	2,919	442	(29)	3,332

Held-to-maturity securities
Debt securities issued by other governments and public sector entities	9,075	220	—	9,295	—	—	—	—	—	—	—	—
Foreign treasury bills	85	—	—	85	—	—	—	—	—	—	—	—

Total held-to-maturity securities	9,160	220	—	9,380	—	—	—	—	—	—	—	—

        As at December 31, 2016 and 2017, the Group did not hold any U.S. federal debt securities.

	Year ended December 31, 2017
	Within one year or less			After one year through five years			After five years through ten years			After ten years
	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value	Amortized Cost	Weighted average yield	Fair Value
	(EUR in millions, except percentages)
Trading account debt securities:
Greek government and agencies
Debt securities issued by other governments and public sector entities	3	0%	3	64	0%	64	141	1%	141	81	2%	81
Greek treasury bills	1,378	2%	1,379
Foreign treasury bills	56	6%	56
Debt securities issued by Greek financial institutions
Debt securities issued by foreign financial institutions
Debt securities issued by companies incorporated in Greece	—	—	—	1	3%	1	—	—	—	—	—	—
Debt securities issued by companies incorporated outside Greece

Total trading account debt securities	1,437	2%	1,438	65	0%	65	141	1%	141	81	3%	81

Available-for-sale debt securities:
Greek government and agencies				307	5%	321	47	8%	56	453	7%	818
Debt securities issued by other governments and public sector entities	44	1%	44	346	0%	348	59	1%	59	1,193	2%	1,182
Greek treasury bills
Foreign treasury bills	234	2%	234
Corporate debt securities issued by companies incorporated in Greece				117	3%	118	57	3%	59	1	8%	1
Debt securities issued by companies incorporated outside Greece	—	—	—	18	1%	18	—	—	—	7	1%	6

Total available-for-sale debt securities	278	2%	278	788	0%	805	163	1%	174	1,654	3%	2,007

  Loan Portfolio

        As at December 31, 2017, the amount of the Group's total net loans equaled EUR 35.8 billion. The Group's loan portfolio consists of 44.2% consumer and 55.8% commercial loans (see Note 13 to the U.S. GAAP Financial Statements). As at December 31, 2017, loans to Greek residents represent 94.9% of the Group's loan portfolio.

        Loans by Type of Customer:    The Group offers a wide range of credit instruments to domestic and foreign businesses as well as to Greek government-related entities and individuals, including letters of credit and long-term and short-term loans.

        The following tables provide details of loans to customers made by the Group, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of loans to Greek and foreign residents as at December 31, 2013, 2014, 2015, 2016 and 2017.

	Year ended December 31,
	2013	2014	2015	2016	2017
	(EUR in millions)
Greek residents:
Consumer:
Residential mortgages	17,704	17,443	16,650	15,938	15,288
Credit card	1,381	1,317	1,244	952	753
Auto financing	138	88	64	50	37
Other consumer	4,687	4,201	4,090	3,663	3,034

Total	23,910	23,049	22,048	20,603	19,112

Commercial:
Industry and mining	4,724	5,217	5,564	4,941	4,929
Small-scale industry	2,123	1,930	1,765	1,619	1,419
Trade	7,545	7,412	7,559	7,367	7,145
Construction	1,082	1,097	1,061	1,028	994
Tourism	613	608	451	813	861
Shipping and transportation	2,174	2,437	2,556	2,487	2,260
Commercial mortgage	579	529	759	747	743
Public sector	5,848	5,390	5,218	5,024	4,794
Other	652	598	573	635	526

Total	25,340	25,218	25,506	24,661	23,671

Total Greek residents loans	49,250	48,267	47,554	45,264	42,783
Unearned income	(48)	(67)	(80)	(68)	(57)

Total Greek residents loans net of unearned income	49,202	48,200	47,474	45,196	42,726

        The Bank has on its balance sheet under the line item "Commercial loans—Public sector" an amortizing loan with a fixed rate interest and a final maturity in September 2037. This loan relates to an agreement with the Hellenic Republic the Bank entered into in August 2005, relating to a hybrid financial instrument consisting of a loan issued at a cost of EUR 5.1 billion with an embedded derivative. The embedded derivative would normally have to be bifurcated, but, instead, the Group elected to account for the combined instrument at fair value under applicable guidance. On December 30, 2008 that instrument was settled and a new loan was recognized at a fair value of EUR 5.4 billion. The carrying amount of this loan, net of allowance for loan losses, as at December 31,

2017, was EUR 4.4 billion. The agreement with the Hellenic Republic relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

	Year ended December 31,
	2013	2014	2015	2016	2017
	(EUR in millions)
Foreign:
Consumer:
Residential mortgages	228	231	228	228	222
Credit card	57	63	68	71	69
Auto financing	10	6	4	2	2
Other consumer	360	399	441	475	506

Total	655	699	741	776	799

Commercial:
Industry and mining	416	340	318	276	260
Small-scale industry	56	48	47	87	88
Trade	420	390	417	453	313
Construction	777	525	473	364	439
Tourism	60	54	42	45	49
Shipping and transportation	187	161	149	144	102
Commercial mortgage	206	181	173	168	—
Public sector	142	105	94	82	70
Other	459	281	205	148	171

Total	2,723	2,085	1,918	1,767	1,492

Total foreign loans	3,378	2,784	2,659	2,543	2,291

Total foreign loans net of unearned income	3,378	2,784	2,659	2,543	2,291

Total loans net of unearned income	52,580	50,984	50,132	47,739	45,017

Less: Allowance for loan losses	(6,484)	(8,077)	(11,104)	(10,233)	(9,189)

Total net loans	46,096	42,907	39,028	37,506	35,828

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

        The Bank's procedures and policies require a formal comprehensive re-assessment of client's creditworthiness and credit facility structure (renewal of credit facility) at least annually or whenever early warning signs appear. Early warning signs indicatively, may be: decline of financial standing; improper financial management (new investments financed from short term sources, improper distribution of profits, excessive additional debts to suppliers or banks, etc.); negative market information (business partners, other Bank's clients, media channels etc.) regarding the debtor's ability to honor financial obligations; repeated delays in debt servicing; deterioration of collateral's value. Borrower comprehensive reassessment involves the assignment a rate that corresponds to a probability of default ("PD") that is considered upon the impairment assessment.

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

        The following table provides details of loans to customers made by the Group by maturity, classified by type of loan, the borrower's principal economic activity, as well as the breakdown of domestic and foreign loans as at December 31, 2017.

	Year ended December 31, 2017
	Within one year or less	After one year through five years	After five years	Total
	(EUR in millions)
Greek Residents:
Consumer:
Residential mortgages	5,413	1,785	8,090	15,288
Credit card	753	—	—	753
Auto financing	20	16	1	37
Other consumer	1,752	507	775	3,034

Total	7,938	2,308	8,866	19,112

Commercial:
Industry and mining	2,795	1,527	607	4,929
Small-scale industry	956	336	127	1,419
Trade	4,437	1,898	810	7,145
Construction	690	197	107	994
Tourism	591	185	85	861
Shipping and transportation	1,225	772	263	2,260
Commercial mortgages	477	193	73	743
Public sector	372	809	3,613	4,794
Other	302	161	63	526

Total	11,845	6,078	5,748	23,671

Total Greek residents loans	19,783	8,386	14,614	42,783

Foreign:
Consumer:
Residential mortgages	33	43	146	222
Credit card	69	—	—	69
Auto financing	1	1	—	2
Other consumer	178	201	127	506

Total	281	245	273	799

Commercial:
Industry and mining	102	118	40	260
Small-scale industry	50	2	36	88
Trade	196	37	80	313
Construction	243	51	145	439
Tourism	30	7	12	49
Shipping and transportation	53	24	25	102
Public sector	—	1	69	70
Other	40	109	22	171

Total	714	349	429	1,492

Total foreign loans	995	594	702	2,291
Unearned income	(10)	(30)	(17)	(57)

Loans, net of unearned income	20,768	8,950	15,299	45,017
Less: Allowance for loan losses	(9,189)	—	—	(9,189)

Total net loans	11,579	8,950	15,299	35,828

        Out of the Group's loans outstanding at December 31, 2017 that are due after one year, EUR 5.1 billion had fixed interest rates, while EUR 19.1 billion had variable interest rates.

Foreign Country Outstandings

        The Group's foreign country outstandings, representing specific country risk, are extended primarily by the Group's foreign branches and banking subsidiaries. The Bank's Greek and London operations also provide loans customarily made in U.S. dollars to the shipping industry, as well as loans denominated in other currencies as requested by customers. The Group's most significant exposure to foreign countries for the years ended December 31, 2015, 2016 and for the year ended December 31, 2017 was to Cyprus and FYROM. These foreign country outstandings represent additional economic and political risks. For additional information, for the risks of conducting significant international activities and expanding in emerging markets, see Item 3.D, "Risk Factors—We conduct international activities in SEE operations and Cyprus, which are subject to certain political, governmental or macroeconomic risks".

        The tables below show the amount of foreign country outstandings as at December 31, 2015, 2016 and 2017, in each foreign country where such outstanding amounts exceeded 1% of the Group's total assets excluding long-lived assets classified as held for sale.

	Year ended December 31, 2015
	Country
	Cyprus	FYROM
	(EUR in millions)
Loans	644	1,003
Other investments	85	254
Other monetary assets	19	140

Total	748	1,397

	Year ended December 31, 2016
	Country
	Cyprus	FYROM
	(EUR in millions)
Loans	602	1,056
Interest bearing deposits with banks	3	39
Other investments	97	213
Other monetary assets	77	105

Total	779	1,413

	Year ended December 31, 2017
	Country
	Cyprus	FYROM
	(EUR in millions)
Loans	549	1,093
Interest bearing deposits with banks	3	69
Other investments	126	184
Other monetary assets	63	142

Total	741	1,488

        The table below shows the amount of foreign country loans, excluding unearned income, by type of borrower for countries where the Group's exposure exceeded 1% of total assets excluding long-lived assets classified as held for sale at December 31, 2015, 2016 and 2017.

	Year ended December 31, 2015
	Country
	Cyprus	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	63	143
Credit card	4	64
Auto financing	—	3
Other consumer	31	385

Total	98	595

Commercial:
Industry and mining	58	157
Small-scale industry	45	—
Trade	205	112
Construction	142	30
Tourism	16	15
Shipping and transportation	42	19
Public sector	2	—
Other	36	75

Total	546	408

Total loans	644	1,003

	Year ended December 31, 2016
	Country
	Cyprus	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	57	150
Credit card	4	67
Auto financing	—	2
Other consumer	28	433

Total	89	652

Commercial:
Industry and mining	12	148
Small-scale industry	85	—
Trade	189	121
Construction	133	30
Tourism	16	18
Shipping and transportation	41	16
Public sector	1	—
Other	36	71

Total	513	404

Total loans	602	1,056

	Year ended December 31, 2017
	Country
	Cyprus	FYROM
	(EUR in millions)
Consumer:
Residential mortgages	45	154
Credit card	2	67
Auto financing	—	2
Other consumer	10	480

Total	57	703

Commercial:
Industry and mining	11	156
Small-scale industry	83	—
Trade	143	101
Construction	132	25
Tourism	23	15
Shipping and transportation	43	17
Public sector	1	—
Other	56	76

Total	492	390

Total loans	549	1,093

Credit Quality and Risk Management

Credit Quality

  Risk Management—Loan Approval Process

        NBG Group has a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies are reviewed periodically and are updated according to changes in accounting standards, regulatory guidelines and best practices. They encompass all stages of the credit cycle including origination, evaluation, approval, documentation, settlement, on-going administration and problem management.

        The loan approval process across our banking subsidiaries (Stopanska Banka, NBG Cyprus and NBG Bank Malta) is substantially similar, differing primarily in the thresholds applied for different approval levels. Approval levels are driven by local regulations as well as adjustments to reflect the size of our operations in a given subsidiary and material exposures will require approval by NBG's Senior Credit Committee, NBG's International Corporate Credit Committee and/or the NBG International Credit Division.

  Corporate Banking

        The Bank has established a centralized credit approval process, which is governed by the Credit Policy for the Corporate Banking Portfolio (the "Credit Policy"). The Corporate Banking Portfolio includes all corporate customers managed by Corporate Banking including those handled by the SAU, established in 2014. The SAU has incorporated previous work-out and NPL divisions and is responsible for handling the part of the portfolio which requires special treatment (weak credit standing, in need of restructuring, non performing etc.). The Credit Policy addresses core credit policies and procedures for identifying, measuring, monitoring, approving and reporting credit risk. To this end, it includes a set of rules related to the extensions of credit and the granting of approval authority.

        The underwriting process and credit evaluation regarding corporate clientele are fully standardized. Corporate clients are rated through the Moody's Risk Analyst™ platform. The platform comprises five rating models for companies, taking into consideration criteria such as the availability of full financial statements disclosed by the firm and the nature of the obligor's business activity. More than 70% of corporate customers are rated using the Corporate Rating Model ("CRM"), a customized version of an originally developed corporate assessment model, which collects and analyzes historical financial information, taking also into consideration qualitative parameters such as the industry sector and an assessment of the company's management. CRM's assessment criteria and relative weights are set by Group Risk Control and Architecture Division ("GRCAD"). The rest of corporate exposures are assessed through specialized lending models (incl. shipping and project finance scorecards) and other scorecards (e.g. for firms with limited or no financial data). There are approval bodies of different authority levels, with each body responsible for various exposure range and special credit characteristics. As a minimum requirement, at least two individuals are involved in order to satisfy the "four-eyes principle" throughout the underwriting process.

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

        According to the Corporate Credit Policy, for the Corporate Portfolio, apart from the SAU, the levels of credit approval authority are as follows:

  •
  Level 1: For credit facilities over EUR 300 million, as well as for credit facilities over EUR 200 million for customers of the Bank's subsidiaries outside of Greece, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors. The members of this committee are the CEO, the Deputy CEOs, the General Manager of Corporate banking and the Chief Risk Officer.

  •
  Level 2: For credit facilities over EUR 70 million and up to EUR 300 million, approval authority is granted to the Bank's Credit Committee—"Level B". The members of this committee are the General Manager of Corporate Banking, the Chief Risk Officer, the Assistant General Manager of Corporate Banking, and the Credit Division Manager;

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

For the SAU, the levels of credit approval authority are as follows:

•
Level 1 SAU: For credit facilities over EUR 70 million, approval authority is granted to the Bank's Senior Credit Committee, the members of which are appointed by the Board of Directors. The members of this committee are the CEO, the Deputy CEOs, the General Manager of SAU and the Chief Risk Officer;

•
Level 2 SAU: For credit facilities over EUR 12 million and up to EUR 70 million, approval authority is granted to the Bank's Credit Committee—"Level B SAU". The members of this committee are the General Manager of SAU, the Chief Risk Officer, and the Credit Division Manager;

•
Level 3 SAU: For credit facilities over EUR 4 million and up to EUR 12 million, the approval authority is granted to the Bank's Credit Committee—"Level A SAU". Members of this Committee are the General Manager of SAU, and the Credit Division Manager;

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

        The credit granting processes and procedures are fully centralized with comprehensive multi-level approval authorities in place that are based upon a function of total exposure and security value. Although each sub-division maintains credit approval authorities, the credit approval process is ultimately governed by the Group Retail Credit Risk Division, which serves as the Retail Credit Policy custodian. It operates under the supervision of the Group Chief Credit Officer and takes active part in the credit approval process, its consent being necessary for exposures above certain levels. The rationale behind this organizational structure is to ensure the correct application of credit policy, to efficiently channel applications through the business pipeline while ensuring accuracy and consistency and to effectively monitor the client information input process. The Group Retail Credit Risk Division monitors and reviews the Retail Credit Policy, the Retail Credit Procedure Manuals, the Product Programs and the approved Policy amendments. In addition, the Division cooperates closely with the Retail Banking Collection Division for the correct application of regulatory and legal adjustments (including Greek Law 4224/2013 and Bank of Greece Executive Committee Directive no.42, no.47 & no.102 etc.).

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

        PTI ratio is defined as the amount of total annual payments derived from any retail exposure of the applicant and any guarantors towards the Bank as well as to other banks, such as amortizing loans, credit cards limits and open loans, including any guarantees, in relation to their total annual income of a stable nature. Since 2010, the Bank gradually decreased maximum PTI which currently stands at the level of 35% for property acquisition and 30% for repairs and improvements.

        Generally, approval LTV cannot exceed 75%. Average LTV of residential mortgage loans originated in 2017 stood at 56.9%, remaining almost stable with the average LTV for each of the last three years.

        Although the Bank has applied the abovementioned stringent underwriting criteria in recent years, customers' behavior matures in the environment developed by the 2008 crisis, leading to an improvement in the quality of applications and an increase in the Bank's approval rate for mortgage lending, from 75% in 2015, to 76% in both 2016 and 2017. Customers have become conscious of the reduced availability of funding across banks and are willing to comply with additional terms placed by the underwriting teams in order to obtain funding. At the same time Bank's network service toward customers has been improved leading to more efficient applications. We expect that these actions will reduce the probability of default, by reducing the generation of impaired loans in future years, and will also improve the loss rates as future impaired loans will be better collateralized. The underwriting process is centralized under Mortgage Lending. Centralized underwriting ensures segregation of duties and uniform enforcement of underwriting standards. The loan security is typically in the form of a mortgage pre-notation on a property for 120% of the loan amount. Pre-notation is easily converted into a full mortgage following a non appealable court order or decision, which may be obtained at the request of the Bank in the event of default.

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

        As at December 31, 2017, 6.9% of the Bank's mortgage portfolio in terms of balances is either guaranteed or subsidized by the Hellenic Republic. The economic crisis which affected the Hellenic Republic has had no impact so far on the subsidies and guarantees. A further deterioration of the Hellenic Republic's finances may adversely affect its ability to pay the subsidies and honor the guarantees and as a result the provision charge and allowance for loan losses may increase in the future.

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

        The housing program subsidized by Greek Worker Housing Association ("OEK") has been discontinued since mid-2010. The subsidy was calculated as a percentage of the loan's interest rate and depended on the borrower's family status and was offered for nine years. The underwriting procedure was the one followed for a "typical" mortgage loan with the exception that the applicant had to submit to the Bank a certificate from OEK, that verified his/her eligibility as well as the property evaluation conducted by OEK. Under Greek Law 4305/2014, borrowers facing financial difficulties are offered the possibility of term extension, without any increase in the amount of subsidy.

        As at December 31, 2017, the total amount of mortgage loans subsidized by the Hellenic Republic or OEK amounted to EUR 203 million, from EUR 322 million in December 2016 and EUR 475 million in December 2015. As at December 31, 2017 subsidized loans that are over 90 days past due ("dpd") in principal or interest amount decreased to EUR 4 million, from EUR 10 million in 2016 and EUR 27 million in 2015.

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

        As at December 31, 2017, the total amount of mortgage loans guaranteed by the Hellenic Republic amounted to EUR 849 million, from EUR 937 million in December 2016 and EUR 1,072 million, in December 2015. As at December 31, 2017, guaranteed loans that are over 90 days past due in principal or interest amounted to EUR 17 million, compared to EUR 16 million in 2016 and EUR 68 million in 2015. Mortgage loans guaranteed by the Hellenic Republic are not subject to restructuring.

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

        The average current LTV of the Bank's mortgage portfolio at December 31, 2017 was 104.5% up from 99.6% at December 31, 2016 and 94.2% at December 31, 2015, mainly due to the steep fall in property prices (a 41.7% decrease during the period 2008 to 2017). The lifting of the auction freeze that had been imposed and the recent e-auctions platform launched in combination with the notion of "cooperative borrower" introduced by the Code of Conduct adopted by Greek Law 4224/2013, are expected to facilitate foreclosure property sales. The risk of foreclosure acts as a persuasive factor for the customer in finding resources to meet repayment schedules. As a result, for the purposes of estimating the allowance for loan losses for mortgage loans, the Bank considers the value of collateral.

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

  Credit Proposal Standards

        The Credit Policy determines the content of credit proposals for the Corporate Banking Portfolio, which are evaluated at least annually depending on the classification of the obligor and on the decision of the Credit Committee. Each credit proposal includes, among other items, the purpose and amounts of the facilities proposed, their main terms and conditions, key risks and mitigants, the risk rating and classification status of the obligor and business, financial analyses and industry reviews.

  Obligor Risk Ratings and Limits

        According to the Credit Policy, all obligors of the Corporate Banking Portfolio are rated on a 21 grade scale (where 20 to 21 are for obligors in default/denounced status) using calibrated and validated rating systems with each grade corresponding to a probability of default.

        The Bank uses a number of rating models, assigning a rating grade to each Corporate Banking Portfolio customer. This rating is based on quantitative and qualitative criteria. Additionally, the Bank's and its subsidiaries' rating systems consider the borrower's industry risk and relative position within its peer group. The Group is fully compliant with Basel III and CRD IV Internal Ratings Based methods, hence the ratings are mapped to probabilities of default in order to estimate the expected loss per obligor.

        The Bank manages the extension of credit facilities, controls the exposure to credit risk and ensures regulatory compliance through a system of internal limits, namely obligor, industry and concentration limits. The assignment of obligor limits is directly related to the obligor risk rating.

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

        Furthermore, the Retail Banking Collection Division is responsible for implementing and monitoring the correct application of the provisions as outlined in Greek Law 4224/2013 and Bank of Greece Executive Committee Directive no.42, no.47 and no.102. In this context, short, medium and long term solutions have been developed, as well as solutions aiming at definitive resolution of troubled loan assets. The overall framework is comprehensively outlined in relative specific product programs (which include decision-tree approaches) and executive directives.

        The Group Retail Credit Risk Division monitors the correct implementation and review of the Retail Credit Policy, the Retail Credit Procedure Manuals, the Product Programs and the approved Policy Amendments. In addition the Division cooperates closely with the Retail Banking Collection Division and the SAU Division (for small business exposures) for the correct application of regulatory and legal adjustments (including Greek Law 4224/2013 and Bank of Greece Executive Committee Directive no.42, no.47 and no.102).

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

Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience

Non-Accruing, Past Due and Restructured Loans

Treatment of Non-Accruing Loans in Greek Banking Operations

        In general, for domestic loans the accrual of interest is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential mortgage loans are placed on non-accrual status at the time the loan is 180 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual status, or written-off at an earlier date, if collection of principal or interest is considered doubtful. The Group's non-accruing loans amounted to EUR 19,139 million as at December 31, 2017 compared to EUR 20,044 million as at December 31, 2016. This corresponds to 42.5% of the Group's loans outstanding at the same date. Of the Group's non-accruing loans, EUR 18,877 million or 98.6% were held by the Bank. This amount represented 41.4% of the Bank's loan portfolio.

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

  Treatment of Non-accruing Loans in International Operations

        For International entities, the accrual of interest is typically discontinued at the time the loan is 90 days delinquent. In addition, TDRs that were non-accruing at the time of the restructuring remain non-accruing until a minimum number of payments are made by the borrower, ranging from 4 to 12 depending on the loan product. In all cases, loans are placed on non-accrual, or written-off at an earlier date, if collection of principal or interest is considered doubtful. When overdue amounts are fully repaid, companies renew their balance sheet accruals. Remedial management procedures are employed for loans falling under the non-accruing loan category. Under these remedial procedures, the first action is to try to receive the amount from the customers by using alternative solutions. The second action is to recover the amounts due and to enforce or execute the collaterals through court orders. See "—Credit Quality and Risk Management—Credit Quality—Risk Management—Credit Review Policies".

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

        The table below shows (i) all loans that are non-accruing, and (ii) all accruing loans which are contractually past due 90 days or more as to principal or interest payments for each of the five years ended December 31, 2013, 2014, 2015, 2016 and 2017:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days–180 days	436	306	243	136	114
Past due 180 days–365 days	146	—	—	—	—

Total accruing loans	582	306	243	136	114

Non-accruing loans:
Past due 0 days–90 days	3,447	2,865	4,830	5,525	6,064
Past due 90 days–180 days	925	479	893	491	452
Past due 180 days–365 days	1,397	986	1,172	953	688
Past due 365 days or more	10,123	12,275	12,752	12,319	11,304

Total non-accruing loans	15,892	16,605	19,647	19,288	18,508

Foreign loans:
Accruing loans:
Past due 90 days–180 days	8	—	—	—	1
Past due 180 days–365 days	—	—	2	8	—

Total accruing loans	8	—	2	8	1

Non-accruing loans:
Past due 0 days–90 days	137	188	117	77	77
Past due 90 days–180 days	60	14	6	28	21
Past due 180 days–365 days	84	254	35	27	54
Past due 365 days or more	498	340	575	624	479

Total non-accruing loans	779	796	733	756	631

Subsidized and guaranteed domestic mortgages

	Year ended December 31,
	2016	2017
	(EUR in millions)
Domestic loans:
Accruing loans:
Past due 90 days–180 days	5	3

Total accruing loans	5	3

Non-accruing loans:
Past due 0 days–90 days	—	—
Past due 90 days–180 days	—	—
Past due 180 days–365 days	2	—
Past due 365 days or more	19	17

Total non-accruing loans	21	17

        Non-accruing loans amounted to EUR 19,139 million as at December 31, 2017 compared to EUR 20,044 million and EUR 20,380 million as at December 31, 2016 and 2015, respectively. Total non-accruing loans increased by 17.1%, between 2014 and 2015, and decreased by 1.6% between 2015 and 2016 and 4.5% between 2016 and 2017 respectively.

        For the year ended December 31, 2016 and 2017, the amount of loans that have been modified in the past and were removed from non-accruing status and returned to accruing status amounted to EUR 391 million and EUR 912 million, respectively.

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

        The tables below present the amounts of modified loans and TDRs granted during the last 12 months, analyzed between non-accruing, accruing and less than 90 days and accruing and more than 90 days as at December 31, 2015, 2016 and 2017:

	Year ended December 31, 2015
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	—	77	1	78	889	123	639	1,651
Other consumer	—	5	—	5	304	26	16	346
Small business loans	1	12	—	13	183	23	75	281
Other commercial	18	215	—	233	402	200	924	1,526

Total	19	309	1	329	1,778	372	1,654	3,804

	Year ended December 31, 2016
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	—	58	—	58	538	178	484	1,200
Other consumer	—	24	—	24	205	53	64	322
Small business loans	—	8	—	8	184	29	41	254
Other commercial	12	27	—	39	249	277	1,008	1,534

Total	12	117	—	129	1,176	537	1,597	3,310

	Year ended December 31, 2017
	Modified not TDR				TDRs
	Non- accruing	Accruing, less than 90 dpd	Accruing, more than 90 dpd	Total	Non Accruing, less than 90 days	Non accruing more than 90 days	Accruing, less than 90 days	Total
	(EUR in millions)
Residential mortgage	—	43	—	43	542	201	240	983
Other consumer	—	15	—	15	109	42	22	173
Small business loans	—	—	—	—	177	15	33	225
Other commercial	—	12	—	12	118	416	1,118	1,652

Total	—	70	—	70	946	674	1,413	3,033

        TDR loans granted during the year ended December 31, 2016 amounted to EUR 3,310 million and decreased by 13.0% compared to TDR loans granted during the year ended December 31, 2015. The significant amount of loans restructured during 2015 is a consequence of the worse than anticipated macroeconomic trend in Greek economy and the increased efforts made by the Bank to propose new and more efficient restructuring products to its customers.

        TDR loans granted during the year ended December 31, 2017 amounted to EUR 3,033 million and decreased by 8.4% compared to TDR loans granted during the year ended December 31, 2016. The decrease of loans restructured during 2017, in comparison to 2016, is a consequence of the stabilization of the quality of our portfolio in 2017 and the increased efforts made by the Bank to propose new and more efficient long-term restructuring products to its customers.

        Modified non TDR loans decreased by 60.8% between 2015 and 2016. Modified non TDR loans decreased by 45.7% between 2016 and 2017 mainly due to the decrease of TDRs mentioned above.

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

        As at December 31, 2017, the percentage of TDR loans granted during the last 12 months that became past due (+30 dpd) was 31.7% for consumer loan portfolio and 32.8% for commercial loan portfolio, and 2.2% and 2.2%, respectively for modified loans. As at December 31, 2016, the respective percentages were 21.6% for consumer loan portfolio and 29.8% for commercial loan portfolio, and 1.2% and 45.9%, respectively for modified loans.

        As at December 31, 2016 and 2017, the percentage of modified loans which were subsequently modified again was 47.7% and 51.3%, respectively.

Potential problem loans "PPLs"

        The Group has defined as PPLs, the loans that although are not yet in a non-accrual status, past due over 90 days or TDR status at the reporting date, but where known information about possible credit problems of borrowers, causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as non-accruing, past due over 90 days or TDR in the future. Management defines possible credit problems with loans through known information in the following way:

  a)
  Commercial credits:

  •
  Balances categorized as "Watchlist" or "Substandard" and not over 90 dpd, or

  •
  Delinquency of more than 30 days,

  b)
  Secured and unsecured consumer balances: Delinquency of more than 30 days

        The table below presents PPLs for the Group by loan category for the years ended December 31, 2016 and 2017.

	Year ended December 31,
	2016			2017
	EUR in millions
	Total consumer loans	Total corporate loans	Total PPLs	Total consumer loans	Total corporate loans	Total PPLs
Domestic loans	231	2,809	3,040	253	2,029	2,282
Foreign loans	16	132	148	16	70	86

	247	2,941	3,188	269	2,099	2,368

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

  •
  ASC 310-10 "Receivables"; and

  •
  ASC 320 "Investments—Debt and Equity Securities"

        Specifically, our methodology has three primary components: specific allowances, coefficient analysis and homogeneous analysis, described in Note 3 and Note 13 to the U.S. GAAP Financial Statements.

        Allowances for losses inherent in loans made through our branches and subsidiaries outside of Greece are estimated by the branch or subsidiary which originated the loan. Methodologies applied are similar to those employed by the Group for loans in Greece.

        The allowance for credit losses is based upon estimates of probable incurred losses in the loan portfolio. The amount actually observed for these losses can vary significantly from the estimated amounts, but we expect that the consistent application of our methodology described above will reduce such variances. To ensure this is the case, we evaluate our loans and the methodologies applied thereto, including loss estimation percentages, on a regular basis based on management's judgment of the changing dynamics within the portfolio. See "—Credit Quality and Risk Management—Risk Management—Credit Review Policies".

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

        The following table sets forth the loan loss allowances by methodology for the last five years to which the methodology was applied to respective loan balances:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(EUR in millions)
Impairment methodology:
Specific	1,808	2,330	3,708	3,373	3,167
Coefficient	242	330	740	609	554
Homogeneous	4,161	5,128	6,351	5,931	5,222
Foreign	273	289	305	320	246

Total loan loss allowance	6,484	8,077	11,104	10,233	9,189

        For a further analysis of loan loss allowances see Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2017 compared with the year ended December 31, 2016" and Item 5.A, "Operating Results—Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015."

        The following table illustrates the activity in the loan loss allowance balance over the previous five years:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(EUR in millions)
Domestic:
Balance at beginning of year	5,797	6,211	7,788	10,799	9,913
Add: Allowances for probable loan losses from continuing operations	541	1,696	3,158	480	573
Write-offs	(138)	(107)	(157)	(1,378)	(1,493)
Recoveries	11	9	2	1	5

Less: Net write-offs	(127)	(98)	(155)	(1,377)	(1,488)
Loans exchanged in the PSI
Translation differences	—	(21)	8	11	(55)

Domestic balance at end of year	6,211	7,788	10,799	9,913	8,943

Foreign:
Balance at beginning of year	248	273	289	305	320
Add: Allowances for probable loan losses from continuing operations	16	38	32	19	37
Write-offs	(6)	(5)	(19)	(16)	(104)
Recoveries	13	—	6	17	4

Less: Net write-offs	7	(5)	(13)	1	(100)
Sale of impaired loans	(6)	(25)	—	(1)	(10)
Translation differences	8	8	(3)	(4)	(1)

Foreign balance at end of year	273	289	305	320	246

Total balance at end of year	6,484	8,077	11,104	10,233	9,189

        Key ratios related to the activity in our loan loss allowance for the previous five years to which our loan loss methodology was applied are as follows:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(%)
Allowance for loan losses as a percentage of total loans	12.3	15.8	22.1	21.4	20.4
Recoveries of loans to loans written-off in the previous year	19.0	6.3	7.1	10.2	0.6
Allowance for loan losses as a percentage of non-accruing loans	38.9	46.4	54.5	51.1	48.0

        The table below shows allowances for loan losses for the Group by loan category for each of the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

	2013		2014		2015		2016		2017
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%(1)
	(EUR in millions, except percentages)
Greek residents:
Consumer
Residential mortgages	881	34	1,273	34	1,946	33	1,969	33	2,100	34
Credit card	640	3	667	3	689	2	441	2	260	2
Other consumer	1,803	9	1,964	8	2,252	8	1,844	8	1,315	7

Total	3,324	46	3,904	45	4,887	43	4,254	43	3,675	43

Commercial
Industry and mining	771	9	895	10	1,446	11	1,150	10	1,118	11
Small-scale industry	385	4	861	4	1,175	4	1,200	3	1,008	3
Trade	1,122	15	1,422	16	2,160	16	1,963	16	2,024	16
Construction	246	2	314	2	321	2	262	2	253	2
Tourism	41	1	76		60	1	160	2	151	2
Shipping and transportation	101	4	162	5	272	5	364	5	395	5
Commercial mortgages	17	1	(33)	1	198	2	202	2	207	2
Public sector	79	12	63	11	91	11	87	12	70	11
Other	125	1	124	1	182	1	270	1	42	1

Total	2,887	49	3,884	50	5,905	53	5,658	53	5,268	53

Total Greek residents loans	6,211	95	7,788	95	10,792	96	9,912	96	8,943	96

Foreign:
Consumer
Residential mortgages	7	—	9	—	7	—	5	—	7	—
Credit card	4	—	4	—	4	—	4	—	4	—
Auto financing	—	—	—	—	4	—	—	—	—	—
Other consumer	31	1	34	1	32	1	32	1	3	1

Total	42	1	47	1	47	1	41	1	14	1

Commercial
Industry and mining	82	1	101	1	70	1	66	1	46	1
Small-scale industry	42	—	52	—	66	—	63	—	68	—
Trade	30	1	20	1	12	1	—	1	12	1
Construction	16	1	14	1	52	1	38	1	—	—
Tourism	21	—	25	—	32	—	31	—	34	—
Shipping and transportation	4	—	4	—	4	—	8	—	3	—
Commercial mortgages	4	—	9	—	18	—	21	—	22	—
Other	32	1	17	1	11	—	53	—	47	1

Total	231	4	242	4	265	3	280	3	232	3

Total foreign loans	273	5	289	5	312	4	321	4	246	4

Unallocated

Total Allowance for loan losses	6,484	100	8,077	100	11,104	100	10,233	100	9,189	100

(1)
Percentages represent the balance of loans in the respective category as a percentage of the total loan balance.

Write-offs

        An analysis of the Group's write-offs and recoveries for non-accruing loans for the years ended 2013, 2014, 2015, 2016 and 2017 is presented in the following table:

	Year ended December 31,
	2013	% of total loans	2014	% of total loans	2015	% of total loans	2016	% of total loans	2017	% of total loans
	(EUR in millions, except percentages)
Write-offs
Greek Residents:
Commercial and industrial	69	0.13	43	0.08	110	0.22	648	1.36	718	1.59
Real estate—construction	29	0.06	—	—	—	—	31	0.06	1	—
Real estate—mortgage	11	0.02	—	—	9	0.02	70	0.15	47	0.10
Other loans to individuals	29	0.06	64	0.13	38	0.08	629	1.32	727	1.62

Total write-offs for loans to Greek residents	138	0.27	107	0.21	157	0.32	1,378	2.89	1,493	3.31

Foreign:
Commercial and industrial	5	0.01	2	—	13	0.03	14	0.03	26	0.06
Real estate—construction	—	—	—	—	—	—	—	—	40	0.09
Real estate—mortgage	—	—	—	—	1	—	—	—	—	—
Other loans to individuals	1	—	3	0.01	5	0.01	2	—	38	0.08

Total write-offs for foreign loans	6	0.01	5	0.01	19	0.04	16	0.03	104	0.23

Total write-offs	144	0.28	112	0.22	176	0.36	1,394	2.92	1,597	3.54

Recoveries
Greek Residents:
Commercial and industrial	—	—	(4)	0.01	—	—	—	—	—	—
Other loans to individuals	(11)	0.02	(5)	0.01	(2)	—	(1)	—	(5)	0.01

Total recovery on loans to Greek residents	(11)	0.02	(9)	0.02	(2)	—	(1)	—	(5)	0.01

Foreign:
Commercial and industrial	(7)	0.01	—	—	(2)	—	(8)	0.02	(4)	0.01
Real estate—construction	—	—	—	—	—	—	(2)	—	—	—
Other loans to individuals	(6)	0.01	—	—	(3)	0.01	(6)	0.01	—	—

Total recovery on foreign loans	(13)	0.02	—	—	(6)	0.01	(17)	0.03	(4)	0.01

Total recoveries	(24)	0.04	(9)	0.02	(8)	0.01	(18)	0.03	(9)	0.02

  Developments in domestic loans write-offs

        In line with the targeted NPE reductions of EUR 8.5 billion agreed with the SSM, in 2016 we proceeded with the write offs of domestic loans for which we have assessed that there are no further collections expected and against which a 100% loan loss allowance was recorded.

        As at December, 31 2017, domestic write offs amount to EUR 1,493 million compared to EUR 1,378 million as at December, 31 2016. Domestic write offs mainly consisted of corporate loans individually assessed, other consumer loans and credit cards.

  Developments in international loans write offs

        The countries in SEE in which we operate do not face the unprecedented crisis that Greece is currently facing and the enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece. In 2017, foreign write offs amounted to EUR 104 million and mainly consist of commercial loans write offs.

Off-Balance Sheet Items

        See Item 5.E, "Off-Balance Sheet Arrangements".

Liabilities

Deposits

        The following table shows details of the Group's average deposits and average interest rates thereon, for the Group's continuing domestic and foreign operations, in each of the three years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015		2016		2017
	Average Balance	Average rate (%)	Average balance	Average rate (%)	Average balance	Average rate (%)
	(EUR in millions, except percentages)
Domestic Operations:
Deposits by Greek residents:
Demand deposits	5,891	0.69	6,405	0.67	7,389	0.53
Savings	15,742	0.06	17,675	0.05	18,010	0.03
Time deposits	15,280	1.87	10,662	1.14	10,451	0.89
Interbank	23,248	0.80	17,182	0.61	8,465	0.52
Other	446	1.11	498	1.20	537	1.07
Non-Greek residents or foreigners:
Demand deposits	320	0.81	81	1.25	134	0.86
Savings	26	0.25	31	1.15	41	0.30
Time deposits	326	2.29	345	1.61	351	2.38
Interbank	100	0.01	699	0.04	793	0.07
Deposits in foreign banking offices:
Banks located in foreign countries	62	1.89	136	0.80	120	0.92
Other foreign demand deposits	216	0.82	404	0.24	200	0.79
Other foreign time and savings deposits	1,839	2.28	2,100	1.57	1,002	2.77

Total deposits	63,496	0.92	56,218	0.58	47,493	0.47

        The table below shows the amount outstanding of customer time certificates of deposit and other time deposits (including interbank deposits) in amounts of US$ 0.1 million or more of the Group's operations by remaining maturity in each of the three years ended December 31, 2015, 2016 and 2017. Determination of whether certain time deposits in currencies other than the U.S. dollar are in amounts of US$ 0.1 million or more has been based on exchange rates at December 31, 2015, 2016 and 2017 respectively.

	Year ended December 31,
	2015	2016	2017
	(EUR in millions)	(EUR in millions)	(EUR in millions)
Domestic Operations:(1)
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	26,215	14,635	4,213
Over 3 through 6 months	1,261	1,770	1,741
Over 6 through 12 months	709	1,035	1,183
Over 12 months	3,363	2,585	3,371

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	31,548	20,025	10,508

Foreign Operations:
Time certificates of deposit in amounts US$0.1 million or more:
3 months or less	4	25	3
Over 3 through 6 months	2	—	—
Over 6 through 12 months	1	—	—
Over 12 months	17	2	—
Other time deposits of US$0.1 million or more by time remaining until maturity:
3 months or less	61	94	99
Over 3 through 6 months	44	61	10
Over 6 through 12 months	64	106	32
Over 12 months	60	65	—

Total time certificates of deposit and other deposits in amount of US$0.1 million or more	253	353	144

(1)
As at December 31, 2015, 2016 and 2017 Domestic Operations did not have any time certificates of deposit in amounts of US$0.1 million or more.

Short-term Borrowings

        The table below shows outstanding amounts of short-term borrowings of Group companies for each of the three years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017
	(EUR in millions, except percentages)
End of period	3	3	51
Maximum month-end amount during the period	11	3	51
Average amount	7	3	33
Weighted average interest rate	5.70%	5.06%	4.51%

ITEM 4A    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC regarding periodic Exchange Act reports received not less than 180 days before the end of the fiscal year ended December 31, 2017.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following review is based upon the selected financial data prepared in accordance with U.S. GAAP and should be read in conjunction with our U.S. GAAP Financial Statements and the notes explaining those financial statements included elsewhere in this Annual Report.

Overview

        We are one of the largest financial institutions in Greece by market capitalization, holding a significant position in Greece's retail banking sector, with more than 10 million deposit accounts, 2 million lending accounts, 484 branches and 1,460 ATMs as at December 31, 2017. We provide a wide range of financial services, including retail (such as mortgage lending and consumer lending), commercial and investment banking services and asset management, through our network of branches and subsidiaries in Greece and abroad. Our principal sources of income historically have been interest earned on customer loans and debt securities and income from fees and commissions. We fund our lending activities and our securities portfolio principally through customer deposits in our branch network, funding from the Eurosystem through the MROs and the TLTROs with the ECB and repurchase agreements (repos) with major foreign Financial Institutions.

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

        For the other divestitures see Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures—Divestitures".

        Based on the above, our financial and operating data for the twelve months period ended on December 31, 2017 have been prepared stating separately continuing operations from discontinued operations, the latter relating to NIC, Romaneasca, NBG Albania, S.A.B.A., Vojvodjanska, NBG Leasing d.o.o. Belgrade, UBB, and Interlease E.A.D. in accordance with ASC 205-20 "Discontinued Operations". The historical financial data for the years 2016, 2015, 2014 and 2013 have been restated accordingly. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2017, NIC, Romaneasca, NBG Albania and S.A.B.A., whereas for historical data NIC, Romaneasca, NBG Albania, Vojvodjanska, NBG Leasing d.o.o. Belgrade, Finansbank A.S., UBB A.D., Interlease E.A.D. and S.A.B.A. Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. and NBGI Private Equity Funds for 2015 and 2016.

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

  Impairment of Greek government bonds

        For the other-than-temporary impairment assessment of Greek government bonds and the related accounting treatment, see "—Critical Accounting Policies, Estimates and Judgments—Other-Than-Temporary-Impairment of Greek Government Bonds as at December 31, 2015".

  NBG participation in the short-term measures of Greek debt restructuring through a Bond Exchange program

        On December 5, 2016, Eurogroup endorsed the implementation of the short-term debt relief measures (the "Eurogroup short-term debt relief measures") beginning in early 2017 (see Item 5.D., "Trend Information—The Macroeconomic Environment in the Group's Markets—The Hellenic Republic's Economic Crisis—Recent Macroeconomic Developments in Greece"). These measures include, among others, a prospective bond exchange of floating rate notes used for Greek banks' recapitalization for fixed-rate notes with much longer maturities which has been approved with a view to stabilizing interest rates and smooth the future debt repayments profile for the Greek State. In this context, in 2017, from February and up to December, the Bank participated in the Bond Exchange Program with the nominal amounts of EUR 8.0 billion. In January 2017, before the initiation of the Bond Exchange Program, the Bank disposed of EFSF bonds of nominal value EUR 325 million. This exchange was effected at the bonds' carrying amount as per the Bank's statutory IFRS accounts. The process of Bond Exchange Program was completed in January 2018 and all outstanding notes have been exchanged.

  PSI exchange

        On November 15, 2017, the Hellenic Republic announced an invitation to exchange the 20 Greek government bonds issued in 2012 within the context of PSI ("PSI Greek government bonds") maturing from 2023 to 2042, with 5 Greek government bonds, maturing on 2023, 2028, 2033, 2037 and 2042. The purpose of this exchange was to align the terms of the outstanding debt of the Hellenic Republic with market standards for sovereign issuers, provide the market with a limited number of benchmark securities which are expected to have significantly higher liquidity than the PSI Greek government bonds and hence normalize the benchmark yield curve for such securities. Each PSI Greek government bond is exchanged with one or two securities with defined exchange ratio on the nominal value. The exchange offer was treated as a modification of the "PSI Greek government bonds".

Continuing Challenges in the Global Economy

        Our performance has been and will continue to be influenced by the difficult economic conditions and challenges in Greece, in SEE and globally. The global economy picked up pace in 2017, with real GDP increasing by 3.8% year over year ("y-o-y") in 2017, from 3.2% y-o-y in 2016 (according to IMF, World Economic Outlook, April 2018). The acceleration in growth was broad based across countries and sectors and, as a result, the global economy recorded the fastest growth since 2011.

        In the United States, resilient private consumption amid increasing labor market income and improving business investment stimulated activity, with real GDP accelerating to 2.3% y-o-y in 2017, from 1.5% y-o-y in 2016. The euro area economy continued to recover solidly as domestic demand found support from robust employment gains and improving bank credit conditions amid expansionary monetary policy by the ECB. For 2017, real GDP advanced by 2.4% y-o-y, from 1.8% y-o-y in 2016. Japanese growth gathered pace as well, buoyed by accommodative financial conditions and supportive fiscal policy, with real GDP increasing by 1.7% y-o-y in 2017, from 0.9% y-o-y in 2016. Finally, activity proved stronger in China, with positive effects for the rest of the emerging economies through trade channels. Particularly, Chinese real GDP growth increased to 6.9% y-o-y in 2017, from 6.7% y-o-y in 2016 interrupting six years of deceleration due to sizeable policy stimulus.

        Financial markets demonstrated reassuring resilience in the course of 2017, with equity prices in many advanced and emerging economies recording double digit gains on the back of strong corporate profitability and still accommodative policies by major central banks. Long-term nominal sovereign bond yields in the US fell slightly during 2017, albeit their short-term equivalents increased significantly as the U.S. Federal Reserve ("Fed") increased its policy interest rates three times during 2017. At the same time, German 10-year Bund yields rose amid strong GDP growth, dissipating euro area deflation risks and expectations for a gradual slowdown in the ECB quantitative easing policies. Moreover, global corporate credit spreads, both Investment Grade and non-Investment Grade, narrowed in the course of 2017, as global recession risks have subsided and investors' search for yield continued.

        At the start of 2018, equity markets initially edged higher as the US Tax Cuts and Jobs Act fuelled risk appetite further. However, the end of January 2018 saw a sudden surge in risk aversion due to a more aggressive reassessment of central banks' interest rate tightening cycle amid inflationary pressures. Overstretched asset valuations and the termination of strategies that had been based on the continuation of low volatility, triggering stop-losses, amplified the sell-off. Equity market implied volatility surged and global equity prices declined sharply. Market conditions normalized, to some extent by mid-March, albeit trade concerns continue to weigh on investors' risk appetite. Overall, since the beginning of 2018, global equities have been broadly flat (MSCI ACWI World: –0.1% as of May 7, 2018), nominal government bond yields in major advanced economies (US, Germany) have risen and corporate bond spreads have widened modestly.

        Looking forward in 2018, the growth rate of the global economy is expected to pick up pace to 3.9% year over year (according to IMF World Economic Outlook, April 2018) from 3.8% year over year in 2017. However, there are essential downside risks surrounding the outlook. For example, tighter global financial market conditions—possibly triggered by a reassessment of the U.S. Federal Reserve interest rate tightening cycle—could result in rising risk premia across major asset classes leading to heightening financial market volatility and could spill over to the real economy. Noticeable stress in European banks amid unresolved legacy issues (e.g. non-performing exposures) and weak profitability could reignite the euro area sovereign cum banking crisis. In parallel, European political uncertainty could resurface following the results of the Italian elections (March 2018) and the outcome of "Brexit" negotiations.

        Moreover, a rising protectionism sentiment could hurt global trade and growth prospects, while political and geopolitical risks (North Korea, Middle East, Ukraine/Russian clash) could derail the global recovery. Finally, in China, authorities' efforts to address financial risks and curb excess credit could result to a sharper than expected slowdown of the Chinese economy that could bring negative repercussions in both emerging and advanced economies through global trade restrictions and commodity prices.

        Monetary policies in advanced economies remain supportive, although there was a gradual removal of accommodative policies in the course of 2017. The Fed increased the target for the federal funds interest rate by a cumulative 75 basis points to the range of 1.25%-1.5% as of December 2017 (and by another 25 basis points to the range of 1.5%-1.75% in March 2018), communicating further gradual interest rate increases going forward. The Fed began, in October 2017, to passively downsize its balance sheet reinvesting a portion, instead of the full amount, of principal payments from its holdings of Treasury and agency mortgage-backed securities that mature each month. On the other side of the Atlantic, the ECB has kept its benchmark policy interest rates unchanged at 0.0% (main refinancing rate) and –0.4% (deposit facility rate) during 2017, and is expected to keep them at present levels "well past" the end of its net asset purchases. Moreover, the ECB continued its asset purchase program accumulating circa EUR 754 billion of assets in 2017. In October 2017, the ECB decided to extend its purchases at least until September 2018, albeit at a reduced monthly pace of EUR 30 billion, effective from January 2018, as economic growth has accelerated and deflationary concerns have subsided. Finally, the Bank of Japan ("BoJ") continues the aggressive expansion of its balance sheet mainly through purchases of Government bonds and equity exchange-traded funds ("ETFs"). At the same time, the BoJ targets 10 year Japanese government bond yields to remain around zero percent under its "yield curve control" framework, in order to foster growth and achieve its inflation target of 2%.

Non-accruing Loans and write-offs

        Our level of non-accruing loans increased from 41.9% of our loans portfolio at December 31, 2016 to 42.5% at December 31, 2017. We have recorded allowances for loan losses for non-accruing loans as at December 31, 2017, as appropriate in accordance with our provisioning policy, and having taken into account any collateral with respect to such loans. The increase in provision for loan losses is due to increase in domestic past due, non-accruing and impaired loans before write offs, worse loss rates due to incorporation of most recent available information of recoveries, decrease in collateral values and downward revision of real estate prices growth rates. We have also provided for other probable losses inherent to the portfolio to the extent such losses are reasonably estimable. See Item 4.E, "Selected Statistical Data—Credit Quality and Risk Management—Allowance for Loan Losses—Methodology".

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

  •
  Corporate and secured SBL exposures are considered for write off for accounting purposes case by case based on the general requirements (iv) above.

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

        See Item 4.E, "Selected Statistical Data—Credit Quality—Non-accruing Loans, Allowance for Loan Losses, and Loan Loss Experience". As part of our strategy to preserve the quality of our loan portfolio, we have improved our methods of assessing credit quality in our loan portfolio. In Greece, we have taken and are continuing to take steps to improve our credit approval and risk management procedures in order to reduce the amount of non-accruing loans that occur in the future. See Item 4.E, "Selected Statistical Data—Credit Quality". Our credit procedures are intended to ensure consistency in the loan approval process throughout the Bank while tailoring this process to meet the specific needs of the Bank's borrowers. We have established centralized credit centers (see Item 4.B., "Business Overview—Corporate and Investment Banking—Special Assets Unit ("SAU")", thereby removing the decision-making discretion for loan approval from our branches. We have also established special divisions to monitor and strengthen our position with respect to delinquent commercial and consumer loans by working flexibly with clients (i.e., restructuring payments and taking additional collateral) to help them meet their payment obligations (see Item 4.B., "Business Overview—Retail Banking—Retail Collections Unit"and Item 4.B., "Business Overview—Retail Banking—Corporate and Investment Banking" and also Item 4.E, "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process— National Bank of Greece— Corporate Banking".

        Outside of Greece, we are in the process of fully harmonizing credit approval and credit review policies throughout the Group's lending operations. See Item 4.E., "Selected Statistical Data—Credit Quality—Risk Management—Loan Approval Process".

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

        In December 2016, despite the repayment of EUR 2.0 billion of CoCos on December 31, 2016, Eurosystem funding stood at EUR 12.3 billion, a decrease of EUR 11.7 billion when compared to the respective figure as at December 31, 2015. ECB funding was EUR 6.7 billion, while ELA funding amounted to EUR 5.6 billion, a decrease of about EUR 5.8 billion and EUR 5.9 billion, respectively. The main drivers for these developments were the divestment of subsidiaries (Finansbank, NBGI Private Equity Funds and Astir Palace) with proceeds EUR 4.1 billion (including the repayment of EUR 828 million by QNB of subordinated debt that the Bank had extended to Finansbank) (see Note 4 to the U.S. GAAP Financial Statements), the access to the secured interbank market, thus replacing ECB funding with repos with financial institutions, in the amount of EUR 4.7 billion and EFSF bonds sales of nominal value EUR 3,249 million. Additionally, the Bank proceeded with a secured borrowing transaction with its consolidated VIE Sinepia D.A.C. by issuing asset backed bonds involving SME and corporate loans, whose outstanding amount as at December 31, 2016 was EUR 266 million of which EUR 8 million were held by the Bank (see Item 5.B., "Liquidity and Capital Resources—Sources of Capital and Liquidity—Securitized loans"). The Bank's customer deposits slightly increased by EUR 0.5 billion compared to December 31, 2015.

        The Bank's liquidity profile significantly improved in 2017. The Bank fully eliminated dependence on the ELA mechanism and further decreased its reliance on ECB funding, reducing its total exposure to Eurosystem funding to the lowest levels since the beginning of the crisis. Specifically, on December 31, 2017, Eurosystem funding comprised exclusively of TLTROs and stood at EUR 2.75 billion, a decrease of EUR 9.6 billion compared to December 31, 2016. More specifically, ECB funding decreased by EUR 4.0 billion, due to the exchange of EFSF bonds in the context of the short term debt relief measures for Greece. The Bank was able to reduce its ELA funding by EUR 5.6 billion largely due to (i) an increase in domestic customer deposits by EUR 1.9 billion, which amounted to EUR 38.7 billion as at December 31, 2017, and (ii) the issue of a new covered bond and utilized own issuances, such as covered bonds and asset-backed securities ("ABS"), used for funding through repurchase agreements with financial institutions, in the amount of EUR 1.8 billion. Furthermore, the divestment of foreign subsidiaries, namely UBB, Interlease E.A.D and Vojvodjanska, further improved the Bank's liquidity position in the amount of EUR 0.9 billion. Finally, the deleveraging of the loans portfolio continued during 2017, resulting in a negative net expansion of EUR 1.0 billion (excluding EUR 1.6 billion of write-offs) and a commensurate decrease in the Bank's funding needs.

        In 2017, the Bank's funding cost, (see also Item 5.A.,"Operating Results—Results of Operations for the year ended December 31, 2017 compared with the year ended December 31, 2016—Net Interest Income before provision for loan losses"), remained stable and stood at 0.50% for the year ended December 31, 2017 compared to 0.47% for the year ended December 31, 2016 (excluding the interest expense on CoCos), while it decreased by 65 basis points, when compared to the respective figure for the year ended December 31, 2015, due to the significant reduction of ELA funding, as discussed above, and to the ECB's decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. However, the Group is still reliant on the Eurosystem for funding (see Item 3.D., "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—Although our dependence on ECB funding currently relates solely to Targeted Longer-term Refinancing Operations and we have eliminated ELA funding, if additional ECB or ELA funding is needed in the future it will be subject to ECB rules relating to the eligibility and valuation of collateral used for funding such as Greek government bonds."). The Bank's liquidity buffer increased by EUR 1.9 billion and stood at EUR 11.7 billion on December 31, 2017, of which EUR 0.9 billion was collateral eligible for funding with the ECB and EUR 9.4 billion was collateral that could be posted in order to draw liquidity from ELA, while EUR 0.1 billion was collateral that could be used for secured funding with financial institutions and the remaining EUR 1.3 billion was either in the form of Cash or deposited in nostro accounts and in the Bank's current account with the Bank of Greece as excess reserve.

        See also Item 5.A.,"Operating Results– Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015–Net Interest Income before provision for loan losses".

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

        Despite the reversals of deposit trends and increases in the Group's customer deposits during 2014, the uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during December 2014. A further net outflow in the amount of EUR 8.7 billion occurred between January 1 and June 22, 2015 (just before the implementation of the capital controls). The ongoing crisis in the Greek economy, in conjunction with the strict international supervisory rules, continued to limit the Bank's access to liquidity from other financial institutions. Despite recent decreases in the Group's reliance upon Eurosystem funding, with the elimination of all ELA funding during 2017, Eurosystem funding still remains significant source of liquidity for the Bank (see Item 3.D., "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis—High outflows of funds from customer deposits could cause an increase in our costs of funding and if such outflows were to continue it could have a material adverse effect on our operating results, financial condition and liquidity prospects").

        However, the Group's deposits from Greek residents and foreign customers (excluding interbank deposits) as at December 31, 2017, were EUR 40.1 billion, an increase of 4.1% compared to December 31, 2016 (EUR 38.5 billion). The Group's deposits in Greece have increased from EUR 36.6 billion as at December 31, 2016 to EUR 38.1 billion as at December 31, 2017, an increase of 4.2%. Furthermore, in 2017 funding cost from domestic deposits decreased due to time deposits repricing and funding cost from Eurosystem decreased due to the significant decrease in the ELA funding.

        See also Item 5.A.,"Operating Results– Results of Operations for the year ended December 31, 2017 compared with the year ended December 31, 2016—Net Interest Income before provision for loan losses".

        For our deposit base and the funding from the Eurosystem, see Item 5.B., "Liquidity and Capital Resources—Liquidity Management".

Disposal of Non-Core Assets

        As part of our strategy to streamline our operations, we are disposing of certain investments in non-core businesses. The Group raised proceeds of EUR nil million in 2015, EUR 2 million in 2016 and EUR 6 million in 2017 from disposals of various real estate property holdings. In accordance with the Revised Restructuring Plan we entered in December 2015, we expect to continue divestitures of non-core assets in the future when circumstances permit.

Retirement Indemnities—Early Retirement

        On December 9, 2016, the Bank announced to its employees the terms of the Voluntary Exit Scheme ("VES"), which applied also to certain domestic subsidiaries. The deadline for applications was on December 22, 2016 and 1,171 employees participated (see Note 38 to the U.S. GAAP Financial Statements). The Group had recognized as at December 31, 2015 relevant provision, in the context of its commitment under the 2015 Revised Restructuring Plan (see Item 4.A, "History and Development of the Company— Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015") to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 and therefore, the cost of the VES did not have an impact on the Group's and the Bank's income statement for the year ended December 31, 2016. In 2017, the decrease in the Bank's payroll base was EUR 46 million as a result of the VES.

Pension Reform

  •
  National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as at August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments from 26.5% in 2012, until they reach 13.33% of employees' gross salary for employees who joined any social security plan prior to January 1, 1993.

        However, in accordance with Greek Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016, from January 1, 2017, the Bank's employer contributions will be reduced equally every year until they reach 13.33% in 2020 (December 31, 2017: 18.27%, December 31, 2016: 19.92%). Additionally, the aforementioned law introduced a maximum gross monthly income of EUR 5,860.80, upon which social security contributions are calculated. Employer contributions for employees, who joined any social security fund post January 1, 1993, will remain at 13.3%.See also Item 6.D., "Employees".

  •
  National Bank of Greece Auxiliary Pension Plan

        The Bank's employees' Auxiliary Pension Plan ("LEPETE") provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay.

        Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the single auxiliary social security fund ("ETEAM"). The Bank has paid its contributions to ETEAM since May 1, 2007, which is now part of the Unified Fund for Auxiliary Insurance and Lump Sum Benefits ("ETEAEP"). The Bank's contributions for these employees, are currently limited to 3.5% on their respective salaries.

        The Bank has been providing financial assistance to LEPETE, in order for the latter to cover cash shortfalls. The Board of Directors decided that the Bank will not provide any additional assistance to the fund from October 2017 onwards. Since December 2017, LEPETE has ceased making payments to the pensioners.

        There are pending legal actions against the Bank from LEPETE, employees' unions and former employees who are disputing the defined contribution status of the plan, claiming that the Bank has an obligation to cover any deficit arising. To date, three First Instance Court decisions (421,422, 423/2010), eight temporary injunctive measures and one similar legal case before the Court of Appeal of Athens (decision 487/2017), were in favor of the Bank and one injunction order (2680/2018) was in favor of thirty former employees.

Discontinued operations

        Our financial and operating data for the year ended December 31, 2017 has been prepared stating separately continuing operations from discontinued operations, relating to UBB, Interlease E.A.D., S.A.B.A., NIC, Romaneasca, Serbian Operations and NBG Albania in accordance with ASC 205 20 "Discontinued Operations". The selected historical financial data for the years 2016, 2015, 2014 and 2013 have been restated accordingly including also Finansbank A.S., the Private Equity Funds, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale for 2017, comprise S.A.B.A., NIC, Romaneasca, Serbian Operations and NBG Albania whereas for historical data comprise Finansbank A.S., the Private Equity Funds, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A., UBB A.D., Interlease E.A.D. and S.A.B.A., NIC, Romaneasca, Serbian Operations and NBG Albania. Our discontinued operations are described in Note 4 and Note 17 to the U.S. GAAP Financial Statements.

        Consequently, the discussion of our financial performance for 2017 and outlook mainly focuses on the results of the continuing operations.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in our U.S. GAAP Financial Statements and accompanying notes. We believe that the judgments, estimates and assumptions used in the preparation of our U.S. GAAP Financial Statements are appropriate given the factual circumstances as at December 31, 2017.

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

Going concern

        Management concluded that the Bank is a going concern, and consequently that it can prepare its financial statements on a going concern basis, after considering (a) the elimination of ELA reliance, the decrease of ECB funding and current access to the Eurosystem facilities with significant collateral buffer, (b) the Bank's and the Group's CET1 ratio as at December 31, 2017 which exceeded SREP requirements even after the adoption of IFRS 9 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators. See Note 3 to the U.S. GAAP Financial Statements for a discussion of the factors considered by management in reaching this conclusion.

        Nevertheless, any significant deterioration of the Greek economy due to, for example, adverse developments in the completion of the fourth review of the Third Program or any delay in the disbursement of funds thereunder, or the cessation of access to Eurosystem facilities, could have an adverse impact on the Bank, which may adversely affect the Bank's and the Group's ability to continue as a going concern.

Recognition and measurement of financial instruments at fair value

        Financial assets and liabilities that are trading instruments or are designated at fair value are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading gain/(loss) in the income statement. Financial assets that are classified as AFS are recorded at fair value on the balance sheet date, with changes in fair value reflected in "Other comprehensive income/(loss) net of tax". Judgment is involved in the determination of financial instruments to be designated at fair value in accordance with ASC 825 "Financial Instruments", such as deposits. For more information on financial instruments designated at fair value, see Note 20 and Note 35 to the U.S. GAAP Financial Statements.

        The Group's management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded financial instruments, fair value is based generally on quoted market prices for the specific instrument. Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable. The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. For over-the-counter derivative instruments, this impact is estimated by calculating a separate Credit Value Adjustment ("CVA") for each counterparty, to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a Debt Value Adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2016 and 2017 amounted to a cumulative gain of EUR 249 million and a cumulative gain of EUR 192 million, respectively. The decrease is mainly attributed to the change of the Bank's exposure in derivatives and to an increase of the Euro Interest Rate Swap rates between the period December 2016 and December 2017. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association, Inc. ("ISDA") and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties in over-the-counter transactions, Credit Support Annexes ("CSAs") have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral. For a further discussion on the management of counterparty credit risk and the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, "Quantitative and Qualitative Disclosures about Market Risk", in this Annual Report.

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

        As at December 31, 2017, Level 3 assets amounted to EUR 565 million, which included EUR 25 million in derivative assets and EUR 540 million in AFS securities. Level 3 assets represent 6.4% of assets measured at fair value (or 1.0% of total assets). As at December 31, 2017 Level 3 liabilities amounted to EUR 22 million, which included EUR 22 million derivative liabilities. Level 3 liabilities represent 0.5% of the liabilities measured at fair value (or 0.0% of total liabilities). Level 3 financial instruments at December 31, 2017 include:

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

        See Note 35 to the U.S. GAAP Financial Statements for a table that presents the fair value of Level 1, 2 and 3 assets and liabilities as at December 31, 2017.

        Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in our balance sheet and the changes in fair values recorded in our income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ.

        Further details on this subject are given in Note 3 and Note 35 to the U.S. GAAP Financial Statements.

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

        Assumptions are regularly reassessed, with the support of qualified actuaries, in order to reflect recent trends from company's experience and management views. Any additional future losses anticipated from the revision of assumptions and estimates are charged to the income statement. Insurance reserves increased to EUR 2.3 billion in 2017 compared to EUR 2.2 billion in 2016 mainly due to the successful traditional life single premium product "Ethniki Efapax Plus", the Gross Premium Written ("GWP") of which in 2017 amounted to EUR 111 million.

        We continue to monitor potential changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions. Our assumptions for insurance reserves are based on a subjective analysis and management judgment.

Net periodic benefit cost

        The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets. These assumptions are ultimately determined by reviewing the Group's salary increases each year. The expected long-term return on plan assets represents management's expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes. The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy. The weighted average expected long-term rate of return assumption used in computing the 2017 net periodic pension cost was 1.6% compared to 2.4% for 2016. The rate of compensation increase remained the same as in 2016, at 1.5%. The discount rate decreased from 2.4% in 2016 to 1.6% in 2017. The change in assumptions and the difference between actual outcomes and assumptions resulted in net actuarial losses of EUR 4 million in 2017. The impact to the pension benefit obligation, as well as to service and benefit cost if certain assumptions are changed is further disclosed in Note 38, "Salary and Employee Benefit", to the U.S. GAAP Financial Statements.

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

        During 2015 the Group recognized OTTI charges for Greek government bonds of EUR 23 million that were in an unrealized loss position as at December 31, 2015 because the Group sold a portion of these debt securities after year end. The unrealized losses for over one year on the remaining Greek government bonds amounted to EUR 6 million and no OTTI was recognized because the Group had neither the intention nor the expectation that it will be required to sell these securities before recovery of their amortized cost basis and the issuer was expected to continue meeting its contractual obligations.

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

        At December 31, 2015 the Group had recognized in total EUR 26 million in respect of OTTI charges in the consolidated income statement with respect to debt and equity securities and mutual funds (see Note 11 of the U.S. GAAP Financial Statements), of which an amount of EUR 23 million related to Greek government bonds and EUR 3 million to equity securities and mutual funds. With respect to the remaining unrealized losses for debt securities, we concluded that the unrealized losses are not other than temporary. To arrive at this conclusion the Group considered that it neither intends nor expects it will be required to sell these securities before the recovery of their amortized cost basis. Furthermore, no credit loss event occurred in respect of the issuers of these debt securities and the issuers were meeting the obligations as per the contractual terms of the securities, therefore we concluded that an OTTI has not occurred. At December 31, 2016 and 2017, the Group recognized OTTI charges for its available-for-sale and held-to-maturity securities of EUR 2 million and NIL respectively.

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

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 18 million at December 31, 2017 (see Note 30 to the U.S. GAAP Financial Statements) is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates. The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece (see Item 3.D, "Risk Factors—Risks Relating to the Hellenic Republic Economic Crisis").

        A significant piece of objective negative evidence evaluated was the cumulative tax loss incurred over the years ended December 31, 2008, 2009, 2010, 2012, 2013, 2014, 2015, 2016 and 2017 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Greek Law 4110/2013 effectively extended the period over which the tax losses realized on implementation of the PSI exchange may be utilized from a five year loss carry forward to an amortization period of 30 annual equal installments.

        Each year management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences. At December 31, 2017 management concluded that due to the existence of history of tax losses it is more appropriate to recognize a valuation allowance of EUR 7,546 million until the Bank returns to profitability.

Impairment of discontinued operations and long-lived assets held for sale as at December 31, 2015

Finansbank:

        On November 3, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On December 21, 2015, the Bank's Board of Directors approved the sale to QNB of NBG Group's 99.81% stake in Finansbank A.S. together with the Bank's 29.87% direct stake in Finans Leasing. Furthermore, on January 18, 2016, the Extraordinary General Meeting of the Shareholders approved the transaction. The agreed consideration for the transaction amounted to EUR 2,750 million. In addition, QNB repaid upon closing the USD 910 million subordinated debt that the Bank had extended to Finansbank. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015. The closing of the transaction was subject to customary regulatory and corporate approvals and was completed on June 15, 2016 on which date control of Finansbank passed to QNB. As a result, the investment in Finansbank qualified to be classified as a disposal group held for sale on November 3, 2015. Furthermore, Finansbank meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift that has a major effect on the Group's operations and financial results. Details of the assets and liabilities to be disposed of are disclosed in Note 17 to the U.S. GAAP Financial Statements.

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

NBGI Private Equity Funds:

        On December 21, 2015, the Bank's Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships ("the Private Equity Funds") located in UK and held directly or indirectly by the Bank and managed by NBGI PE Limited. On February 2, 2016 the Bank entered into a definitive agreement to sell the 100.00% of its interests in the Private Equity Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management ("the Buyers"). The agreed consideration for the transaction amounted to EUR 288 million. Closing of the transaction took place on September 30, 2016 on which date control of the Private Equity Funds passed to the Buyers, after approvals from the Financial Conduct Authority, and antitrust authorities. The disposal was consistent with the Group's capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfied the relevant commitment in the Revised Restructuring Plan. As a result, the investment in Private Equity Funds qualified to be classified as held for sale on December 21, 2015 in accordance with ASC 360-10-45-11 "Long-Lived Assets Classified as Held for Sale", as the requirements and conditions specified by the Standard were met. Details of the assets and liabilities to be disposed of are disclosed in Note 17 to the U.S. GAAP Financial Statements.

        Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, measured the assets and liabilities of the Funds at the lower of carrying value or fair value less cost to sell and recognized an impairment loss of EUR 104 million during the period ended December 31, 2015.

A.    Operating Results

Results of Operations for the year ended December 31, 2017 compared with the year ended December 31, 2016

        Overview.    For the year ended December 31, 2017 we reported a net loss attributable to NBG shareholders of EUR 230 million compared to a net loss of EUR 300 million for the year ended December 31, 2016. The decrease in the net loss for the year ended December 31, 2017 is mainly attributed to increased net interest income, itself primarily due to the repayment of our CoCos in December 2016 which had contributed EUR 157 million in interest expense in 2016, to net trading gains for 2017 and the reduction of non-interest expenses mainly as a result of the VES completed in December 2016.

        The above changes were partially offset by decreased interest income due to deleveraging of our loans portfolio and increased provisions for loan losses and decreased non-interest income in 2017. Increased provisions for loan losses reflected an increase in non-accruing and impaired loans (before write-offs), worse loss rates during the current year, decrease in collateral values and downward revision of growth rates of real estate prices. Decreased non-interest income in 2017 compared to 2016 resulted from gains booked in 2016 of EUR 242 million in respect of the disposal of Astir Palace Vouliagmenis S.A. and Private Equity funds, which were not repeated in 2017, and due to increased loss from discontinued operations in the current year which relates mainly to recycling of cumulative translation adjustment from the accumulated other comprehensive income to the income statement.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2017 was EUR 1,266 million, an increase of 10.5% compared to EUR 1,146 million in 2016 resulting in a positive impact on net interest margin for 2017, which amounted to 2.7% compared to

2.0% in 2016. The components of our net interest income after provision for loan losses for 2016 and 2017 are reflected in the following table:

	Year ended December 31,
			2016/2017 Change
	2016	2017
	(EUR in millions)		(%)
Interest Income:
Loans	1,512	1,423	(5.9)
Securities available-for-sale	78	86	10.3
Securities held-to-maturity	24	—	(100.0)
Trading assets	59	50	(15.3)
Interest-bearing deposits with banks	5	5	—
Other	15	13	(13.3)

Total interest income	1,693	1,577	(6.9)

Interest Expense:
Deposits	(328)	(226)	(31.1)
Securities sold under agreements to repurchase	(5)	(20)	300.0
Long-term debt	(22)	(28)	27.3
Other	(192)	(37)	(80.7)

Total interest expense	(547)	(311)	(43.1)

Net interest income before provision for loan losses	1,146	1,266	10.5
Provision for loan losses	(499)	(610)	22.2

Net interest income after provision for loan losses	647	656	1.4

        Our total interest income decreased by 6.9% to EUR 1,577 million for 2017, from EUR 1,693 million for 2016. Group interest income from loans in 2017 decreased by 5.9% compared with 2016, reflecting mainly the deleveraging of our retail portfolio and the reduction in lending yields. There was no interest income from securities held-to-maturity due to the tainting of the portfolio from April 14, 2016 (see Note 11 to the U.S. GAAP financial statements) and the subsequent reclassification of the securities into the available-for-sale category in 2016. Interest income from trading assets has decreased due to decreased yields on Greek government Treasury bills during 2017.

        Total interest expense decreased by 43.1% to EUR 311 million for 2017, from EUR 547 million for 2016 due to decreased Eurosystem funding to EUR 47 million in 2017 from EUR 106 million in the previous year and due to the continuation of the downwards repricing of domestic deposits, as depicted in its Revised Restructuring Plan. Interest expense on deposits decreased by 31.1% for 2017 compared with 2016.

        Other interest expense decreased by EUR 155 million in 2017 compared to the previous year, primarily due to interest expense for the CoCos, issued in 2015 and repaid in 2016, for which the interest expense recognized in 2016 was EUR 157 million and EUR nil in 2017.

Provision for loan losses and asset quality

        Our provision for loan losses charged to the income statement increased from EUR 499 million in 2016 to EUR 610 million in 2017 or an increase of 22.2%. The domestic provision for loan losses charged to the income statement amounted to EUR 573 million in 2017 compared to EUR 480 million in 2016, or an increase of 19.4%. The increase in provision for loan losses is due to an increase in domestic past due, non-accruing and impaired loans before write offs, worse loss rates due to the incorporation of most recent available information of recoveries, decrease in collateral values and downward revision of real estate prices growth rates. The provision for foreign loans losses charged to the income statement amounted to EUR 37 million in 2017 compared to EUR 19 million in 2016.

        In line with the targeted NPE reduction of EUR 8.5 billion for the period between the second semester of 2016 and 2019 agreed with the SSM, in 2017 we proceeded with write-offs of domestic loans for which we have assessed that there are no further collections expected and against which a 100% loan loss allowance was recorded.

        Total write-offs as at December 31, 2017 amounted to EUR 1,597 million, an increase of EUR 203 million compared to 2016. Domestic write-offs as at December 31, 2017 amounted to EUR 1,493 million and foreign write-offs amounted to EUR 104 million, compared to EUR 1,378 million and EUR 16 million respectively as at December 31, 2016. Domestic write-offs as at December 31, 2017 mainly relate to corporate loans individually assessed, other consumer loans and credit cards. Domestic consumer loans write-offs as at December 31, 2017 amount to EUR 774 million and domestic commercial loans write-offs as at December 31, 2017 amount to EUR 719 million. (See also Item 5.D, "Trend Information").

        Total impaired loans as at December 31, 2017 amounted to EUR 20,831 million, a decrease of EUR 1,400 million from EUR 22,231 million as at December 31, 2016. Domestic impaired loans amounted to EUR 20,185 million and foreign impaired loans amounted to EUR 646 million, a decrease of 5.7% and 20.7% respectively since December 31, 2016, mainly due to write-offs in both years, (see also Note 13 to the U.S. GAAP Financial Statements and Item 5.D, "Trend Information").

        The domestic commercial impaired loans before write offs increased by 1.0% from EUR 9,374 million as at December 31, 2016 to EUR 9,466 million as at December 31, 2017, whereas the domestic consumer impaired loans before write offs increased by 1.4% from EUR 12,042 million as at December 31, 2016 to EUR 12,212 million as at December 31, 2017.

        The decrease in non-accruing domestic loans as at December 31, 2017, by EUR 780 million to EUR 18,508 or 4.0% is due to the lower formation of non-accruing loans and write-offs of EUR 1,493 million in 2017. Foreign non-accruing loans as at December 31, 2017 amounted to EUR 631 million, decreased by EUR 125 million or 16.5% compared to December 31, 2016, mainly due to write-offs of EUR 104 million.

Analysis of the change in the allowance for loan losses

	2016	2017
	(EUR in millions)
Balance at beginning of year	11,104	10,233
Provision for loan losses	499	610
Write-offs	(1,394)	(1,597)
Recoveries	18	9

Net Write-offs	(1,376)	(1,588)
Sale of impaired loans	(1)	(10)
Translation differences	7	(56)

Balance at end of year	10,233	9,189

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2017, amounted to EUR 9,189 million, a decrease of EUR 1,044 million, or 10.2% compared to December 31, 2016. As at December 31, 2017, allowance for impaired domestic and foreign loans losses amounted to EUR 8,820 million and EUR 239 million respectively, a decrease of 9.3% and 23.6% respectively, compared to December 31, 2016.

        The allowance for loan losses as a percentage of total loans decreased from 21.4% as at December 31, 2016, to 20.4% as at December 31, 2017, due to write-offs. The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2017, was 43.5%, lower by 165 basis points from the ratio of 45.1% at December 31, 2016. In the domestic portfolio, the impaired coverage ratio decreased by 170 basis points from 45.4% at December 31, 2016 to 43.7% at December 31, 2017, due to write-offs. The impaired coverage ratio for the foreign portfolio at December 31, 2017, decreased by 141 basis points since December 31, 2016, from 38.4% to 37.0% also mainly due to write-offs.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2017, was 47.3%, lower by 273 basis points from 50.1% at December 31, 2016, due to write-offs.

        The non-accruing coverage ratio for the foreign portfolio decreased by 353 basis points since December 31, 2016 due to write-offs.

	Year ended December 31,
Components of allowances for loan losses	2016	2017	2016/2017	Change
	(EUR in millions)			%
Specific allowances	3,373	3,167	(206)	(6.1)
Coefficient analysis	609	554	(55)	(9.0)
Homogeneous analysis	5,931	5,222	(709)	(12.0)
Foreign loans	320	246	(74)	(23.1)

Total loan loss allowances	10,233	9,189	(1,044)	(10.2)

        All domestic components of our loan allowances for loan losses decreased during 2017 due to write-offs. The decrease was partially offset by the additional provisions charged in the income statement.

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

        Non-interest Income.    Non-interest income in 2017 was EUR 533 million, compared to EUR 390 million for 2016. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2016 and 2017:

	Year ended December 31,
			2016/2017 Change
	2016	2017
	(EUR in millions)		(%)
Credit card fees	47	60	27.7
Service charges on deposit accounts	7	6	(14.3)
Other fees and commissions	223	252	13.0
Net trading gains / (losses)	(324)	48	114.8
Equity in earnings of investees and realized gains/(losses) on disposals	1	3	200.0
Other	350	94	(73.1)

Total non-interest income / (loss)excluding gains / (losses) on investment securities	304	463	52.3

Net realized gains/(losses) on sales of available-for-sale securities	88	70	—
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(2)	—	(100.0)

Net gains / (losses) on available-for-sale and held-to-maturity securities	86	70	(18.6)

Total non-interest income / (loss)	390	533	36.7

        The Group engages mainly in vanilla interest rate swaps in order to hedge economically its exposure to interest rates in the long term. The losses of EUR 324 million for the year ended December 31, 2016 were mainly due to interest rate decreases, with those with 10 to 20 year tenors decreasing by approximately 35 basis points when compared with December 31, 2015, hence creating losses for our derivatives positions.

        The gain of EUR 48 million for the year ended December 31, 2017 was mainly attributed to foreign exchange gains recorded on euro denominated deposits of Group entities whose functional currency is other than euro (approximately EUR 35 million gains for the year ended December 31, 2017) which are translated into the functional currencies of those Group entities. On translation of these entities' assets into euro upon consolidation, an equal loss is recognized in other comprehensive income.

        Other non-interest income for the year ended December 31, 2016 included gains of EUR 203 million and EUR 39 million from the disposal of Astir Palace Vouliagmenis S.A. and Private Equity Funds, respectively (see Note 29 to the U.S. GAAP Financial Statements).

        Non-interest Expense.    Non-interest expense in 2017 was EUR 1,201 million, decreased by 7.4% compared to EUR 1,297 million for 2016.

	Year ended December 31,
			2016/2017 Change
	2016	2017
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	645	588	(8.8)
Occupancy and equipment expense	67	64	(4.5)
Amortization and depreciation	88	87	(1.1)
Impairment of goodwill	—	—	1.0
Other non-interest expense and deposit insurance premium	497	462	(7.0)

Total non-interest expense	1,297	1,201	(7.4)

        Salaries, employee benefits and voluntary early retirement schemes decreased slightly by 8.8% and amounted to EUR 588 million in 2017 from EUR 645 million in 2016 due principally to the VES completed in 2016 through which 1,171 employees left the Bank.

        Other non-interest expense and deposit insurance premium decreased by 7.0% when compared to 2016, due to the elimination of Pillar II and III fees in 2017. Specifically, as of March 30, 2016 the bank cancelled Pillar III notes and as of July 22, 2016 the Pillar II securities issued by the Bank under Hellenic Republic guarantees have been fully repaid.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2017, we reported loss before income tax of EUR 12 million compared to loss before income tax of EUR 260 million in 2016.

        Income Tax Expense.    In 2017, we recognized a current tax expense of EUR 23 million and a deferred tax benefit of EUR 42 million compared to a current tax expense of EUR 23 million and a deferred tax benefit of EUR 44 million in 2016. In 2016 and 2017 deferred tax benefit mainly relates to the Bank's decrease in the deferred tax asset recognized in other comprehensive income, (mainly due to available-for-sale reserve gains in 2016 and in 2017 mainly due to revaluation gains on our Greek government bonds), for which, under U.S. GAAP, the corresponding decrease in the valuation allowance (credit) is recorded in the Income Statement. Our total tax credit in 2017 amounted to EUR 19 million compared to EUR 21 million in 2016. The applicable Greek statutory corporation income tax rate for 2017 and 2016 was 29%.

        Net Income/(Loss) from continuing operations.    For the reasons discussed above, net gain from continuing operations was EUR 7 million for 2017, compared to net income loss of EUR 239 million for 2016.

        Net Income/(Loss) from discontinuing operations.    Net loss from discontinuing operations for the year ended December 31, 2017 amounted to EUR 235 million of which EUR 175 million relates to the recycling in the income or loss from discontinued operations of currency translation adjustments of the entities disposed in 2017, while for the year ended December 31, 2016 net income from discontinuing operations amounted to EUR 62 million.

        Net Income/(Loss) Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 230 million for 2017, compared to EUR 300 million for 2016.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. As at December 31, 2017, 8.1% of the Group's liabilities, excluding liabilities directly associated with long-lived assets classified as held for sale and 8.0% of the Group's assets excluding long-lived assets classified as held for sale were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

Results of Operations for the year ended December 31, 2016 compared with the year ended December 31, 2015

        Overview.    For the year ended December 31, 2016 we reported a net loss attributable to NBG shareholders of EUR 300 million compared to a net loss of EUR 8,464 million for the year ended

December 31, 2015. The decrease in the net loss for the year ended December 31, 2016 is mainly attributed to the decrease in provision for loan losses due to stabilization in the credit quality of the domestic loan portfolio as a result of stabilizing economic conditions and to the decreased loss from discontinuing operations, which amounted to EUR 62 million for the year ended December 31, 2016 compared to EUR 5,085 million in the previous year, mainly due to the decreased impairment loss which amounted to EUR 5 million for the year ended December 31, 2016 when compared to EUR 5,584 million for the year ended December 31, 2015. In 2015, impairment loss for discontinuing operations was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in subsidiaries held for sale, including the cumulative translation adjustment of EUR 2,930 million for Finansbank disposal. Impairment loss for discontinuing operations in 2015 includes also impairments relating to goodwill associated with our operations in Bulgaria (see Note 17 to the U.S. GAAP Financial Statements). Further positive contribution to the Net loss for 2016, was driven by the EUR 242 million gain from disposal of Astir Palace Vouliagmenis S.A and the Private Equity Funds (see Note 28 to the U.S GAAP Financial Statements) and the EUR 81 million gain on disposal of EFSF bonds and Visa shares (see Note 11 to the U.S. GAAP Financial Statements), as part of the completion of the global acquisition of Visa Europe by Visa Inc. during 2016. The above positive changes were partially offset by the increased net trading losses for the year ended December 31, 2016.

        Net Interest Income before provision for loan losses.    Net interest income before provision for loan losses for 2016 was EUR 1,146 million, a decrease of 3.1% compared to EUR 1,183 million in 2015. However, net interest margin remained stable at 2.0% for 2016 and 2015. The components of our net interest income after provision for loan losses for 2015 and 2016 are reflected in the following table:

	Year ended December 31,
			2015/2016 Change
	2015	2016
	(EUR in millions)		(%)
Interest Income:
Loans	1,659	1,512	(8.9)
Securities available-for-sale	53	78	47.2
Securities held-to-maturity	80	24	(70.0)
Trading assets	59	59	—
Interest-bearing deposits with banks	4	5	25.0
Other	14	15	7.1

Total interest income	1,869	1,693	(9.4)

Interest Expense:
Deposits	(583)	(328)	(43.7)
Securities sold under agreements to repurchase	(2)	(5)	150.0
Other borrowed funds	—	—	—
Long-term debt	(53)	(22)	(58.5)
Other	(48)	(192)	300.0

Total interest expense	(686)	(547)	(20.3)

Net interest income before provision for loan losses	1,183	1,146	(3.1)

Provision for loan losses	(3,190)	(499)	(84.4)

Net interest income after provision for loan losses	(2,007)	647	—

        Our total interest income decreased by 9.4% to EUR 1,693 million for 2016, from EUR 1,869 million for 2015. Group interest income from loans in 2016 decreased by 8.9% compared with 2015, reflecting mainly the deleveraging of our retail portfolio and the reduction in lending rates linked to Euribor. Interest income from securities held-to-maturity decreased significantly due to the tainting of the portfolio from April 14, 2016 (see Note 11 to the U.S. GAAP financial statements) and the subsequent reclassification of the securities into the available-for-sale category. Due to this reason interest income from securities available-for-sale portfolio has increased albeit to a lesser extent mainly due to decreased yields on floating rate instruments linked to Euribor and the disposal of the EFSF bonds.

        Total interest expense decreased by 20.3% to EUR 547 million for 2016, from EUR 686 million for 2015 due to lower yields on the Group's deposits during the year and due to decreased Eurosystem funding. Interest expense on deposits decreased by 43.7% for 2016 when compared with 2015. During 2016 private and public deposits have increased slightly when compared to 2015, however the significant shift to lower yield savings and sight deposits in 2016 from higher yield time deposits in 2015 together with the continued downwards repricing of domestic deposits throughout 2016 resulted in a significant decrease in Group's deposits interest expense for the year ended December 31, 2016 compared to the previous year. Additionally, interest expense on Eurosystem funding decreased to EUR 106 million in 2016 from EUR 210 million in the previous year mainly due to the significant decrease in the ELA funding cost from EUR 177 million in 2015 to EUR 103 million in 2016, as a result of significant reduction of ELA funding from EUR 11.5 billion in 2015 to EUR 5.6 billion in 2016.

        Other interest expense decreased by EUR 141 million in 2016 compared to previous year, due to interest expense for the CoCos, issued in 2015 and repaid in 2016, for which the amount recognized in 2016 was EUR 157 million, compared to EUR 11 million for the previous year.

Provisions for loan losses and asset quality

        Our provision for loan losses charged to the income statement decreased from EUR 3,190 million in 2015 to EUR 499 million in 2016 or a decrease of 84.4%. The domestic provision for loan losses charged to the income statement amounted to EUR 480 million in 2016 compared to EUR 3,158 million in 2015, or a decrease of 84.8% despite the fact our write-offs significantly increased in the year. The decrease in the provision charge is due to the stabilizing quality of our loan portfolio in terms of lower formation of non-accruing loans resulting in lower provision for loan losses in 2016. The provision for foreign loans losses charged to the income statement amounted to EUR 19 million in 2016 compared to EUR 32 million in 2015.

        In line with the targeted NPE reduction of EUR 8.5 billion by 2019 agreed with the SSM, in 2016 we proceeded with write-offs of domestic loans for which we have assessed that there are no further collections expected and against which a 100% loan loss allowance was recorded.

        Total write-offs as at December 31, 2016 amounted to EUR 1,394 million, an increase of EUR 1,218 million compared to 2015. Domestic write-offs as at December 31, 2016 amounted to EUR 1,378 million and foreign write-offs amounted to EUR 16 million, compared to EUR 157 million and EUR 19 million respectively as at December 31, 2015. Domestic write-offs as at December 31, 2016 mainly relate to corporate loans individually assessed, other consumer loans and credit cards. Domestic consumer loans write-offs as at December 31, 2016 amounted to EUR 711 million and domestic commercial loans write-offs as at December 31, 2016 amounted to EUR 667 million.

        Total impaired loans as at December 31, 2016 amounted to EUR 22,231 million, a decrease of EUR 996 million from EUR 23,227 million at December 31, 2015. Domestic impaired loans amounted to EUR 21,416 million and foreign impaired loans amounted to EUR 815 million, a decrease of 4.2% and 6.4% respectively since December 31, 2015, mainly due to write-offs (see also Note 13 to the U.S. GAAP Financial Statements and Item 5.D, "Trend Information").

        The domestic commercial impaired loans before write-offs increased by 3.7% from EUR 9,682 million as at December 31, 2015 to EUR 10,041 million as at December 31, 2016, whereas the domestic consumer impaired loans before write-offs decreased by 0.6% from EUR 12,831 million as at December 31, 2015 to EUR 12,753 million as at December 31, 2016.

        The decrease in non-accruing domestic loans as at December 31, 2016, by EUR 359 million to EUR 19,288 or 1.8% is due to the stabilization of the quality of our portfolio given the lower formation of non-accruing loans and write-offs of EUR 1,378 million. Foreign non-accruing loans as at December 31, 2016 amounted to EUR 756 million, increased by EUR 23 million or 3.1% compared to December 31, 2015.

Analysis of the change in the allowance for loan losses

	2015	2016
	(EUR in millions)
Balance at beginning of year	8,077	11,104
Provision for loan losses	3,190	499
Write-offs	(176)	(1,394)
Recoveries	8	18

Net write-offs	(168)	(1,376)
Sale of impaired loans	—	(1)
Translation differences	5	7

Balance at end of year	11,104	10,233

        Total allowance for loan losses (impaired and non-impaired loans) at December 31, 2016, amounted to EUR 10,233 million, a decrease of EUR 871 million, or 7.8% compared to December 31, 2015. As at December 31, 2016, allowance for impaired domestic and foreign loans losses amounted to EUR 9,722 million and EUR 320 million respectively, a decrease of 8.2% and increase of 4.9% respectively, compared to December 31, 2015. The domestic decrease is due to write-offs.

        The allowance for loan losses as a percentage of total loans decreased from 22.1% as at December 31, 2015, to 21.4% as at December 31, 2016, due to write-offs. The ratio of allowance for loan losses for impaired loans to impaired loans ("impaired coverage ratio") at December 31, 2016, was 45.2%, lower by 162 basis points from the ratio of 46.8% at December 31, 2015. In the domestic portfolio, the impaired coverage ratio decreased by 189 basis points from 47.3% at December 31, 2015 to 45.4% at December 31, 2016, due to write-offs. The impaired coverage ratio for the foreign portfolio at December 31, 2016, increased by 523 basis points since December 31, 2015, from 34.0% to 39.3%.

        The ratio of allowance for loan losses for impaired loans to non-accruing loans ("non-accruing coverage ratio") at December 31, 2016, was 50.1%, lower by 322 basis points from 53.3% at December 31, 2015, due to write-offs.

        The non-accruing coverage ratio for the foreign portfolio increased by 189 basis points since December 31, 2015, as a result of the higher loss rates applied to foreign impaired and non accruing loans.

Components of allowances for loan losses

	Year ended December 31,
	2015	2016	2015/2016%
	(EUR in millions)
Specific allowances	3,708	3,373	(335)	(9.0)
Coefficient allowances	740	609	(131)	(17.7)
Homogeneous allowances	6,351	5,931	(420)	(6.6)
Foreign loans	305	320	15	4.9

Total loan loss allowances	11,104	10,233	(871)	(7.8)

        All domestic components of our loan allowances for loan losses decreased during 2016 due to write-offs. The decrease was partially offset by the additional provisions charged in the income statement.

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

        Non-interest Income.    Non-interest income in 2016 was EUR 390 million, compared to EUR 555 million for 2015. The following table summarizes the principal components of non-interest income during each of the two years ended December 31, 2015 and 2016:

	Year ended December 31,
			2015/2016 Change
	2015	2016
	(EUR in millions)		(%)
Credit card fees	34	47	38.2
Service charges on deposit accounts	2	7	250.0
Other fees and commissions	236	223	(5.5)
Net trading gains / (losses)	201	(324)	(261.2)
Equity in earnings of investees and realized gains/(losses) on disposals	2	1	(50.0)
Other	115	350	204.3

Total non-interest income excluding gains / (losses) on investment securities	590	304	(48.5)
Net realized gains on sales of available-for-sale securities	(9)	88	—
Other-Than-Temporary Impairment (of which NIL was recognized in OCI)	(26)	(2)	(92.3)
Net gains / (losses) on available-for-sale and held-to-maturity securities	(35)	86	(345.7)

Total non-interest income	555	390	(29.7)

        The Group engages mainly in vanilla interest rate swaps in order to hedge economically its exposure to interest rates in the long term. The net trading gain of EUR 201 million for the year ended December 31, 2015 was mainly due to the fact that interest rates, especially the long end of the curve (10 to 25 year tenors) increased slightly creating a moderate gain for the year then ended. The losses for the year ended December 31, 2016 were mainly attributed to interest rates decrease, creating losses for our derivatives positions. Additionally net trading income for 2015 includes gains of EUR 122 million from the bilateral credit valuation adjustment ("BCVA") on our derivative positions (net derivative liability position), as a result of the deterioration of the Bank creditworthiness during 2015 compared to EUR 48 million gains in 2016.

        OTTI in 2016 consisted of EUR 2 million OTTI charges on equity securities with significant and prolonged unrealized losses or with an OTTI recognized in previous periods.

        During 2015 the Group recognized OTTI charges of EUR 23 million for Greek government bonds, which as at December 31, 2015 were in an unrealized loss position and the Group sold a portion of these bonds subsequent to year end. Furthermore, in 2015 EUR 2 million OTTI was recognized for all equity securities for which either prolonged and significant unrealized losses existed as at December 31, 2015 or an OTTI was recognized in previous periods and as at December 31, 2015 were in an unrealized loss position (see Note 11 to the U.S. GAAP Financial Statements). Additionally, an OTTI of EUR 1 million was recognized for mutual funds which presented prolonged and significant unrealized losses as at December 31, 2015. Other non-interest income for the year ended December 31, 2016, included gains of EUR 203 million and EUR 39 million from the disposal of Astir Palace Vouliagmenis S.A. and Private Equity Funds, respectively (see Note 29 to the U.S. GAAP Financial Statements).

        Non-interest Expense.    Non-interest expense in 2016 was EUR 1,297 million, decreased by 31.7% compared to EUR 1,900 million for 2015.

	Year ended December 31,
			2015/2016 Change
	2015	2016
	(EUR in millions)		(%)
Salaries, employee benefits and voluntary early retirement schemes	655	645	(1.5)
Occupancy and equipment expense	69	67	(2.9)
Amortization and depreciation	89	88	(1.1)
Impairment of goodwill	115	—	(100.0)
Other non-interest expense and deposit insurance premium	972	497	(48.9)

Total non-interest expense	1,900	1,297	(31.7)

        Salaries, employee benefits and voluntary early retirement schemes decreased slightly by 1.5% and amounted to EUR 645 million in 2016 from EUR 655 million in 2015 due to the continuous efforts of the Group for effectively controlling wages and related employee benefits costs.

        Impairment of goodwill of EUR 115 million in 2015 relates mainly to our private equity business classified as held-for-sale in 2015 and disposed in 2016.

        Other non-interest expense and deposit insurance premium decreased by 48.9% when compared to 2015, due to decreased Pillar II and III fees, non-recurring VES provisions in 2015 and decreased deposit insurance premium during 2016 when compared to the previous year. Specifically, as of March 30, 2016 the bank cancelled Pillar III notes and as of July 22, 2016 the Pillar II securities issued by the Bank under Hellenic Republic guarantees, have been fully repaid. The elimination of Pillar II and III issues during 2016, resulted in a substantial decrease of the related commissions expense by EUR 143 million compared to 2015. Additionally, during 2015 the Group formed a provision of EUR 118 million in respect of the VES that took place during December 2016. Deposit insurance premium during 2015 included a one-off contribution to cover the cost of the resolution of Panellinia Bank which amounted to EUR 12 million.

        Income/(Loss) Before Income Tax.    As a result of the above, in 2016, the Group reported loss before income tax of EUR 260 million compared to loss before income tax of EUR 3,352 million in 2015.

        Income Tax Expense.    In 2016, we recognized a current tax expense of EUR 23 million and a deferred tax benefit of EUR 44 million compared to a current tax expense of EUR 63 million and a deferred tax benefit of EUR 33 million in 2015. In 2016 deferred tax benefit mainly relates to the Bank's decrease in the deferred tax asset recognized in other comprehensive income, (mainly due to available-for-sale reserve gains in 2016), for which, under US GAAP, the corresponding decrease in the valuation allowance (credit) is recorded in the Income Statement. Our total tax credit in 2016 amounted to EUR 21 million compared to expense of EUR 30 million in 2015. The applicable Greek statutory corporation income tax rate for 2016 and 2015 was 29%.

        Net Income/(Loss) from continuing operations.    For the reasons discussed above, net loss from continuing operations was EUR 239 million for 2016, compared to net loss of EUR 3,382 million for 2015.

        Net Income/(Loss) from discontinuing operations.    Net loss from discontinuing operations for the year ended December 31, 2016 amounted to EUR 62 million, while for the year ended December 31, 2015 net loss from discontinuing operations amounted to EUR 5,085 million. For the year ended December 31, 2015, the loss from discontinuing operations included an impairment loss of EUR 5,584 million which was calculated as the difference between the agreed consideration and the carrying amount of the Group's investment in the subsidiaries held for sale, which for impairment purposes, included the cumulative translation adjustment of EUR 2,930 million for the Finansbank disposal.

        Net Income/(Loss) Attributable to NBG Shareholders.    For the reasons discussed above, net loss attributable to NBG shareholders was EUR 300 million for 2016, compared to EUR 8,464 million for 2015.

        Exchange Rate Exposure.    The Group is an active participant in the foreign exchange markets and also grants loans denominated in currencies other than the euro. The Group's goal in managing exchange rate exposure is to minimize the effect of exchange rate fluctuations on profitability. The Group adheres to central bank guidelines and other guidelines applicable to the Group and actively manages its foreign currency position. To the extent that foreign currency denominated assets are not matched with liabilities denominated in the same currencies, the Group engages in swaps and other economic hedging transactions in order to reduce the effects of these imbalances. As at December 31, 2016, 6.6% of the Group's liabilities, excluding liabilities directly associated with long-lived assets classified as held for sale and 7.6% of the Group's assets excluding long-lived assets classified as held for sale were denominated in currencies other than euro, before taking into account economic hedging transactions. For more information on foreign exchange risk see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

        The Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million) in Greece, except for exposures transferred to the SAU, the Bank's unit for corporate delinquent exposures. The Bank, through its network of branches, offers to its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

Corporate & Investment Banking

        Corporate & Investment banking includes lending to all large and medium-sized companies and shipping finance (except for exposures transferred to the SAU) and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both Euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit

        Since 2015, in order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013), the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global Markets and Asset Management

        Global Markets and Asset Management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, NIC and other subsidiaries in SEE and an associate in Turkey which was disposed of on June 15, 2016. As of June 30, 2017, NIC was classified as Held for Sale and Discontinued Operations.

International Banking Operations

        The Group's international banking activities include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. As of December 31, 2016, S.A.B.A., UBB and Interlease were classified as Held for Sale and Discontinued Operations and on June 13, 2017 the disposal of UBB and Interlease was completed. Furthermore, as of June 30, 2017, Romaneasca, Vojvodjanska and NBG Leasing doo and as of December 31, 2017, NBG Albania were classified as Held for Sale and Discontinued Operations. On December 1, 2017, the disposal of Vojvodjanska and NBG Leasing doo was completed.

Turkish banking operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of December 31, 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on June 15, 2016 the disposal of Finansbank was completed.

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

        The balances of the year ended December 31, 2015 presented below, have been restated for discontinuing operations NIC, Romaneasca, Vojvodansca, NBG Leasing doo and NBG Albania.

12-month period ended December 31, 2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
	(EUR in millions)
Net interest income	507	510	127	180	—	92	—	135	1,551
Net fee and commission income	94	91	4	25	—	22	—	4	240
Other income / (expense)	18	(40)	(13)	(181)	—	1	—	41	(174)

Total income	619	561	118	24	—	115	—	180	1,617

Direct costs	(437)	(40)	(12)	(33)	—	(76)	—	(13)	(611)
Allocated costs and provisions(1)	(560)	(117)	(185)	(12)	—	(21)	—	(249)	(1,144)
Share of profit of equity method investments	—	—	—	—	—		—	1	1

Profit / (Loss) before tax	(378)	404	(79)	(21)	—	18	—	(81)	(137)
Tax benefit / (expense)									(26)

Profit / (loss) for the period from continuing operations									(163)
Non-controlling interests									(31)
Profit/ (loss) for the period from discontinued operations						69	(318)		(249)

Loss attributable to NBG equity shareholders									(443)

Depreciation and amortisation	33	4	1	2	—	4	—	47	91
Credit provisions and other impairment charges	405	93	167	1	—	21	—	124	811
Non current asset additions	8	—	—	1	—	2	—	160	171
Segment assets as at December 31, 2017
Segment assets	17,468	10,813	2,158	8,697	—	3,023	—	12,262	54,421
Deferred tax assets and Current income tax advance									5,337
Non-current assets held for sale					3,150	1,860			5,010

Total assets									64,768

Segment liabilities as at December 31, 2017
Segment liabilities	32,794	2,966	156	8,217	—	2,803	—	6,914	53,850
Deferred tax liabilities and Current income tax advance									16
Liabilities associated with non-current assets held for sale					2,327	1,196			3,523

Total liabilities									57,389

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets

12-month period ended December 31, 2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	535	571	132	188	—	97	—	125	1,648
Net fee and commission income / (loss)	86	85	6	(35)	—	23	—	12	177
Other income / (expense)	13	(37)	(13)	(160)	—	9	—	195	7

Total operating income / (loss)	634	619	125	(7)	—	129	—	332	1,832

Direct costs	(426)	(40)	(11)	(46)	—	(74)	—	(32)	(629)
Allocated costs and provisions(1)	(482)	(274)	(164)	(24)	—	(14)	—	(203)	(1,161)
Share of profit of equity method investments	—	—	—	1	—	—	—	—	1

Profit / (Loss) before tax	(274)	305	(50)	(76)	—	41	—	97	43

Tax benefit / (expense)									(19)
Profit for the Period from Continuing operations									24
Non-controlling interests									(27)
Profit / (loss) for the Period from discontinued operations					27	46	(2,957)		(2,884)

Loss attributable to NBG equity holders									(2,887)

Segment assets as at December 31, 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and Current income tax advance									5,674
Discontinued Operations and Long Lived Assets held for Sale						3,725			3,725

Total assets									78,531

Segment liabilities as at December 31, 2016
Segment liabilities	34,802	76	83	18,407	2,268	4,109	—	8,183	67,928
Deferred tax liabilities and Current income tax advance									17
Liabilities associated with Long Lived assets held for sale						2,999			2,999

Total liabilities									70,944

Other Segment items
Depreciation and amortization	12	2	—	1	—	5	—	73	93
Credit provisions and other impairment charges	198	237	141	2	—	14	—	192	784
Non-current assets additions	13	4	—	1	6	14	—	97	135

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
	(EUR in millions)
Net interest income	521	601	176	101	—	90	—	129	1,618
Net fee and commission income / (loss)	81	83	7	(175)	—	25	—	(2)	19
Other	10	(13)	(12)	(72)	—	(4)	—	(33)	(124)

Total operating income / (loss)	612	671	171	(146)	—	111	—	94	1,513

Direct costs	(436)	(47)	(9)	(46)	—	(64)	—	(42)	(644)
Allocated costs and provisions(1)	(1,829)	(1,106)	(848)	(127)	—	(42)	—	(537)	(4,489)
Share of profit of equity method investments	—	—	—	1	—	—	—	—	1

Profit / (Loss) before tax	(1,653)	(482)	(686)	(318)	—	5	—	(485)	(3,619)
Tax benefit / (expense)									988

Profit for the Period from Continuing operations									(2,631)

Non-controlling interests Profit / (loss) for the period from discontinued operations									(29)
Profit for the Period for discontinued operations					19	20	(1,606)		(1,567)

Loss attributable to NBG equity holders									(4,227)

Segment assets as at December 31, 2015
Segment assets	19,972	11,684	1,824	13,000		3,386		18,940	68,806
Deferred tax assets and Current income tax advance									5,471
Non-current Assets held for Sale					2,756	6,375	26,998	769	36,898

Total assets									111,175

Segment liabilities as at December 31, 2015
Segment liabilities	35,240	120	79	24,925		2,073	—	8,103	70,540
Deferred tax liabilities and Current income tax advance									19
Liabilities associated with non-current assets held for sale					2,259	4,890	23,348	295	30,792

Total liabilities									101,351

Other Segment items
Depreciation and amortization	10	3	—	1	—	4	—	75	93
Credit provisions and other impairment charges	1,548	1,069	826	(10)	—	30	—	641	4,104
	7	9	—	4	—	20	—	134	174

Segment analysis for year ended December 31, 2017 compared to the year ended December 31, 2016 based on IFRS

        The Group's loss before tax for the year ended December 31, 2017 is primarily attributed to decreased net interest income of EUR 97 million to EUR 1,551 million in 2017 from EUR 1,648 million in 2016, mainly as a result of decreased interest income from loans due to deleveraging, lower income from NPEs due to higher impairments and lower yields on performing loans. This reduction was partially offset by increased net fee and commission income by EUR 63 million to EUR 240 million in 2017 from EUR 177 million in 2016 mainly due to reduced Pillar II and III and ELA commissions, which decreased by EUR 44 million, and increased banking fees. Furthermore, personnel expenses decreased by EUR 64 million due to the VES completed in December 2016.

        Loss before tax in our retail banking segment for the year ended December 31, 2017 increased to EUR 378 million from EUR 274 million. The increased losses before tax are mainly due to increased allocated costs and provisions of EUR 560 million in 2017 from EUR 482 million in 2016. Furthermore, costs increased slightly to EUR 437 million in 2017 from EUR 426 million in 2016. The decrease of net interest income of the retail segment has also contributed to the loss before tax, as it decreased to EUR 507 million for the year ended December 31, 2017 from EUR 535 million in 2016, due to the continuing deleveraging of the retail portfolio in 2017 and the Bank's continued restructuring efforts relating to mortgages and consumer loans by introducing flexible terms in performing loans, such as interest-only periods, installment ceilings, interest rate caps and extended loan maturities.

        Our Corporate & Investment banking segment presented net profit before tax of EUR 404 million for the year ended December 31, 2017 from EUR 305 million in the previous year. The increase in profit before tax in the Corporate & Investment banking segments, is mainly attributed to the significant decrease in allocated costs and provisions from EUR 274 million in 2016 to EUR 117 million in 2017, despite the decrease in net interest income during the year ended December 31, 2017 which amounted to EUR 510 million compared to EUR 571 million for the year ended December 31, 2016, which is attributed to the reduction of the lending yields. The Bank still retains its conservative approach to new commercial lending, with a greater focus on healthy and larger corporate borrowers that it perceives to be lower-risk.

        Loss before tax in the SAU segment increased to EUR 79 million for the year ended December 31, 2017 from EUR 50 million in 2016. This is attributable to increased allocated costs and provisions which amounted to EUR 185 million for the year ended December 31, 2017 from EUR 164 million in the previous year. Net interest income has decreased during the year ended December 31, 2017 and amounted to EUR 127 million compared to EUR 132 million for the year ended December 31, 2016.

        Loss before tax from the global markets and asset management segment has decreased significantly during the current year and amounted to EUR 21 million in the year ended December 31, 2017, compared to EUR 76 million for the year ended December 31, 2016. This is mainly due to increased net fee income amounting to EUR 25 million for the year ended December 31, 2017 from net fee expense of EUR 35 million in the previous year. The improvement is attributed to the commissions on issues of Hellenic Republic Bank Support Plan—Pillar II and III and for ELA funding, which following the elimination of Pillar II and III notes during 2016 and the elimination of ELA in November 2017, resulted in a decrease of the related expense by EUR 44 million in the current year. Net interest income decreased to EUR 180 million for the year ended December 31, 2017 compared to EUR 188 million in 2016 due to disposal of the EFSF bonds during 2017 and due to decreased yields on Greek government Treasury bills during 2017. Also, allocated costs and provisions decreased in 2017 to EUR 12 million compared to EUR 24 million in 2016.

        Profit before tax in our International banking operations amounted to EUR 18 million in 2017 from EUR 41 million in 2016 mainly due to increased provisions and other impairment charges and a decreased net interest income in the current year.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The loss before tax amounted to EUR 81 million for the year ended December 31, 2017 compared to profit before tax of EUR 97 million loss before for the year ended in December 31, 2016 mainly due to the gain of EUR 150 million from disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. in 2016 and the discontinuation of the hotel income of EUR 31 million following its disposal.

Segment analysis for year ended December 31, 2016 compared to the year ended December 31, 2015 based on IFRS

        The Group's overall decrease in loss before tax for the year ended December 31, 2016 is primarily attributed to the significantly decreased credit provisions and other impairment charges of EUR 784 million in 2016 compared to EUR 4,104 million in 2015, driven mainly by the stabilized economic conditions of the Greek economy during the current year as opposed with the political uncertainty and the resulting difficulties that the Greek economy faced during 2015, which led to the improvement of the credit quality of our loan portfolio during the current year.

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

        Loss before tax from global markets and asset management segment amounted to EUR 76 million in the year ended December 31, 2016, compared to EUR 318 million for the year ended December 31, 2015. This is mainly due to decreased net fees expense amounting to EUR 35 million for the year ended December 31, 2016 from EUR 175 million in the previous year. The decrease is attributed to the commissions on issues of Hellenic Republic Bank Support Plan—Pillar II and III, which following the elimination of Pillar II and III notes during 2016 decreased by EUR 143 million. Furthermore, the net interest income increase derives from decreased interest expense as a result of the significant reduction of Eurosystem funding, which as at December 31, 2016 amounted to EUR 12.3 billion compared to EUR 24.0 billion for the previous year. During the year ended December 31, 2015 high impairment charges from our asset management business related mainly to the disposal of our private equity business amounting to EUR 104 million.

        Profit before tax in our International banking operations amounted to EUR 41 million in 2016, from gain before tax of EUR 5 million in 2015 mainly due to significantly decreased provisions and other impairment charges. Credit provisions for the year ended December 31, 2016 amounted to EUR 14 million compared to EUR 30 million for the year ended December 31, 2015.

        The business segment "Other" comprises proprietary real estate management, hotel and warehousing business, and other unallocated income and expenses of the Group. The profit before tax amounted to EUR 97 million for the year ended December 31, 2016 compared to the EUR 485 million loss before for the year ended in December 31, 2015.

B.    Liquidity and Capital Resources

Liquidity Management

        Currently, the Group's principal sources of liquidity are its deposit base, Eurosystem funding through the MRO and the TLTROs with the ECB, as well as, repurchase agreements with major foreign financial institutions and long-term debt, excluding liabilities directly associated with long-lived assets classified as held for sale, and summarized as follows:

	As at December 31,
	2015	2016	2017
	(EUR in million)
Eurosystem	24,029	12,308	2,750
ECB	12,529	6,708	2,750
ELA	11,500	5,600	—
Total deposits excluding Eurosystem	39,116	39,362	41,099
Long-term debt	1,572	975	1,398
Repos with Financial Institutions	—	4,684	3,371

Total principal sources of liquidity	64,717	57,329	48,618

        ECB funding (including MRPs/TLTROs) is collateralized mainly by EFSF/ESM bonds, Greek T-bills and Greek government bonds and loans and advances to customers, while ELA funding is collateralized mainly with covered bonds issued by the Bank and loans and advances to customers. The funding from repurchase agreements with major foreign financial institutions is collateralized mainly by EFSF/ESM bonds, covered bonds issued by the Bank and Greek T-bills (see Note 19 to the U.S. GAAP Financial Statements for the analysis of instruments pledged).

        During 2017, the Bank's liquidity profile was significantly improved. The Bank managed to fully eliminate dependence from the ELA mechanism and further decreased its reliance on ECB funding, reducing its total exposure to Eurosystem funding to the lowest levels since the beginning of the crisis. Specifically, on December 31, 2017, Eurosystem funding comprised exclusively of TLTROs and stood at EUR 2.8 billion, a decrease of EUR 9.6 billion compared to December 31, 2016. More specifically, ECB funding decreased by EUR 4.0 billion, due to the exchange of EFSF bonds in the context of the short term debt relief measures for Greece. ELA funding decreased by EUR 5.6 billion due to increase in customer deposits by EUR 1.5 billion, which stood at EUR 38.8 billion as of December 31, 2017, the issue of a new covered bond and utilized own issuances, such as covered bonds and asset-backed securities, used for funding through repurchase agreements with financial institutions, in the amount of EUR 1.8 billion. Further, the divestment of foreign subsidiaries, namely UBB, Interlease E.A.D and Vojvodjanska Banka further improved the Bank's liquidity position in the amount of EUR 0.9 billion. Moreover, deleveraging of loans portfolio continued during 2017, resulting in a contraction of EUR 1.0 billion (excluding EUR 1.4 billion write-offs) and a commensurate decrease in the Bank's funding needs.

        Finally, the Bank's liquidity buffer increased by EUR 1.9 billion and stood at EUR 11.7 billion on December 31, 2017, of which EUR 0.9 billion was collateral eligible for funding with the ECB and EUR 9.4 billion was collateral that could be posted in order to draw liquidity from ELA, while EUR 0.1 billion was collateral that could be used for secured funding with financial institutions and the remaining EUR 1.3 billion was either in the form of Cash or deposited in Nostro accounts and in NBG's current account with the Bank of Greece as excess reserve.

        Additionally, the Bank via its consolidating VIE Sinepia D.A.C., proceeded with a secured borrowing transaction involving SME and Corporate loans. The transaction was launched on August 8, 2016 and had an original outstanding balance of EUR 648 million. Six floating rate tranches of bonds were issued, four senior classes (A1 to A4, rated BB by S&P and B- by Fitch) with an original balance of EUR 324 million and two junior tranches (M and Z, both unrated) with an original balance of EUR 324 million. The senior classes were subscribed by the European Investment Bank, the European Investment Fund, the European Bank for Reconstruction and Development and the Bank. The junior notes were fully subscribed by the Bank. As at December 31, 2016, there was EUR 266 million outstanding from the senior notes that was fully redeemed during 2017 (see Note 23 to the U.S. GAAP Financial Statements).

        In relation to the issue of a new covered bond, in October 2017, the Bank issued a 3-year EUR 750 million Covered Bond at 2.90% yield. The issue serves the Bank's strategic objective to re-establish a recurring presence in the international capital markets and accelerated the disengagement from the ELA, normalizing its funding profile.

        Deposits decreased from EUR 63.1 billion as at December 31, 2015 to EUR 51.7 billion as at December 31, 2016 and further decreased to EUR 43.8 billion as at December 31, 2017. Interbank deposits, including funding from the ECB and central banks, decreased from EUR 24.8 billion as at December 31, 2015 to EUR 13.1 billion as at December 31, 2016 and further decreased to EUR 3.4 billion as at December 31, 2017. However, deposits excluding interbank funding (which includes funding from the ECB and central banks), increased from EUR 38.3 billion as at December 31, 2015 to EUR 38.6 billion as at December 31, 2016 and further increased to EUR 40.1 billion as at December 31, 2017.

        The following table provides a summary of our interest bearing interbank borrowing activity for the years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017
	(EUR in millions)
Interbank lending	2,215	2,072	1,655
ECB and central banks borrowing	(24,029)	(12,308)	(2,750)
Interbank borrowing	(674)	(750)	(879)

Net interbank borrowing	(22,488)	(10,986)	(1,974)

        In addition, the Group enters into agreements to repurchase securities sold as a means of collateralized financing with inter-bank counterparties. The following table sets forth the average quarterly balance for the years ended December 31, 2015, 2016 and 2017, as well as the period end balance for each of these quarters and the maximum balance at any month-end.

	Year ended December 31,
	2015	2016	2017
	(EUR in millions)
Average balance Q.1.	1,044	291	6,025
Period end balance Q.1.	42	924	5,269
Maximum balance Q.1.	543	924	5,343
Average balance Q.2.	46	2,218	4,935
Period end balance Q.2.	46	4,012	4,517
Maximum balance Q.2.	47	4,012	5,116
Average balance Q.3.	46	3,909	3,727
Period end balance Q.3.	46	4,005	2,800
Maximum balance Q.3.	46	4,005	4,307
Average balance Q.4.	47	4,583	3,063
Period end balance Q.4.	46	4,730	3,417
Maximum balance Q.4.	49	4,802	3,457

        The following table provides a summary of our cash flows for each of the three years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017
	(EUR in millions)
Cash flows from operating activities	133	468	445
Cash flows from investing activities	429	6,696	8,610
Cash flows from financing activities	(1,052)	(8,280)	(8,609)
Effect of exchange rate change on cash and due to banks	(68)	(28)	1

Net increase / (decrease) in cash and due from banks	(558)	(1,144)	447
Cash and due from banks at beginning of year	2,727	2,169	1,025

Cash and due from banks at end of year	2,169	1,025	1,472

        During 2017, compared to the corresponding period ended on December 31, 2016, our cash inflows from investing activities amounted to EUR 8,610 million in 2017, from EUR 6,696 million in 2016, mainly due to: a) the net cash inflows from our investment securities, which amounted to EUR 6,776 million while in 2016 the net cash inflows amounted to EUR 2,905 million. The increase in 2017 is mainly due to the participation of the Bank in the Bond Exchange Program of EUR 7,056 million during the year with EFSF, b) the net cash inflows of EUR 678 million from the disposal of Group's subsidiaries in Bulgaria and Serbia, and c) the net cash inflows of EUR 1,220 million from our loan portfolio while the corresponding cash inflows in 2016 amounted to EUR 881 million The increase in net cash inflows from loan portfolio is due to the fact that the loan repayments exceeded the new lending because of the further decrease in domestic credit. These cash inflows offset mainly by the net cash outflows of EUR 238 million in the form of deposits with Central Bank and the cash outflows relating to investments in premises and equipment.

        In addition, during 2017 the net cash outflows from financing activities amounted to EUR 8,609 million while the net cash outflows in 2016 amounted to EUR 8,280 million. The increase in net cash outflows in 2017 is mainly due to (a) the net cash outflows of EUR 7,735 million from deposits which included the repayment of Eurosystem funding of EUR 9,558 million by the Bank during the year and the increase in customers deposits of EUR 1,523 million and (b) the net cash outflows of EUR 1,311 from securities sold under agreements to repurchase. Furthermore, the net cash outflows were affected by EUR 425 million from the net inflows (proceeds and repayments) of long-term debt while the corresponding amount in 2016 was a net cash outflow of EUR 1,132 million.

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

        Moreover, during 2016 the net cash outflows from financing activities amounted to EUR 8,280 million while the net cash outflows in 2015 amounted to EUR 1,052 million. The increase in net cash outflows in 2016 is mainly due to the repayment of EUR 2,029 million of CoCos and to the increase of the net cash outflows of EUR 10,570 million from deposits which included the repayment of Eurosystem funding of EUR 11,721 million by the Bank during the year. Furthermore, the net cash outflows were affected by EUR 1,132 million from the net outflows (proceeds and repayments) of long-term debt while the corresponding amount in 2015 was a net cash inflow of EUR 161 million. These cash outflows were offset by with: a) the Bank's net cash proceeds of EUR 4,822 million from securities sold under agreements to repurchase and b) the net cash proceeds of EUR 735 million from other borrowed funds.

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
  increase by the amount of EUR 694,906,185 that was covered in cash by the participants in the LME Offer and issuing thereby 2,316,353,950 new ordinary shares,

  D.
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

        Following the above increases, the total number of ordinary shares as at December 31, 2017 was 9,147,151,527, with a nominal value of EUR 0.30 per share.

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

        Therefore, following the above there are no under Greek Law 3723/2008 Greek State Preference Shares outstanding.

Securitized loans

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2017:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Sinepia D.A.C.(1)(2)	Asset Backed Floating Rate Notes—Class M	SME loans	August 8, 2016	July 2035	236	Paid quarterly at a rate of three month Euribor plus a margin of 300 bps
Sinepia D.A.C.(1)	Asset Backed Floating Rate Notes—Class Z	SME loans	August 8, 2016	July 2035	65	Paid quarterly at a rate of three month Euribor plus a margin of 500 bps

(1)
The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

(2)
On October 18, 2017, Sinepia D.A.C. proceeded with the partial redemption of Class M notes of EUR 23 million and therefore the outstanding amount of Sinepia D.A.C. Class M and Z notes as at December 31, 2017 is EUR 236 million and EUR 65 million respectively.

        On December 1, 2017, the Bank proceeded with the termination of the Titlos Plc securitization. As a result, on the same date, the bond issued by Titlos Plc was cancelled. The aforementioned transaction had no effect on the financial position, results, cash flows and liquidity of the Group and the Bank.

        On July 12, 2016, the Special Purpose Entity Sinepia Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of SME loans securitization, in which the Bank has a beneficial interest. Sinepia D.A.C. notes A1, A2 & A3 were placed with the EIB, the EIF and the EBRD, allowing the Bank to raise EUR 235 million of medium term funding. Notes A4 were initially held in total by the Bank but on December 9, 2016, NBG proceeded with the partial sale of class A4 notes of EUR 65 million to EIB and therefore as at December 31, 2016, EUR 8 million were held by the Bank while EUR 65 million were placed with EIB. The Notes were subject to mandatory redemption in whole or in part on each interest payment date (i.e. on a quarterly basis) and only to the extent that the issuer had funds available for such purpose after making payment of any prior ranking liabilities in accordance with the agreement in force.

        During 2017, the Bank proceeded with the redemption of class A1, A2, A3 and A4 notes held by third parties in the amount of EUR 123 million, EUR 29 million, EUR 41 million and EUR 65 million, respectively.

Covered bonds

        Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at December 31, 2017:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in millions EUR	Interest rate
Program I(1)	Series 6	Residential mortgage loans	October 5, 2016	April 5, 2019	1,500	Paid quarterly at rate of three month Euribor plus a margin of 200 bps
Program II(1)	Series 7	Residential mortgage loans	October 19, 2017	October 19, 2020	750	Paid semi-annually at a fixed rate 2.75%
Program I(1)	Series 7	Residential mortgage loans	December 15, 2017	December 15, 2018	750	Paid quarterly at rate of three month Euribor plus a margin of 190 bps

(1)
The issues under this Program are currently rated B3 by Moody's and B by Fitch.

        In October 2017 under Program II, the Bank issued a 3-year EUR 750 million Covered Bond at 2.90% yield. The issue serves the Bank's strategic objective to re-establish a recurring presence in the international capital markets and accelerated the disengagement from the ELA, normalizing its funding profile.

        The remaining two issues, under Program I, have not been sold to institutional investors, are held by the Bank and therefore are not presented within Note 23 to the U.S. GAAP Financial Statements.

Other borrowed funds

        The major other borrowings as at December 31, 2017, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in millions		Own held by the Group (nominal amount in millions)	Interest rate
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	35	(1)	—	Paid quarterly at fixed interest rate of 2.54%
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	33	(1)	—	Paid quarterly at fixed interest rate of 2.52%
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	49	(1)	—	Paid semi-annually at fixed interest rate of 2.68%
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	50	(1)	—	Paid semi-annually at fixed interest rate of 2.96%
NBG Pangaea REIC	Variable rate bond	August 20, 2014	July 2019	EUR	235		—	Paid quarterly Euribor plus 4,85%
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR	14	(1)	—	Paid semi- annually Euribor plus 1.67%
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR	50	(1)	—	Paid semi- annually Euribor plus 1.53%
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR	20	(1)	—	Paid semi- annually Euribor plus 1.73%

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

        On March 30, 2016, the Bank cancelled the aforementioned notes under Pillar III.

Capital Management

        The Group actively manages its capital base to ensure that entities in the Group maximize the return to stakeholders through the optimization of the debt and equity balance. The Group's objective is to sustain its capital adequacy ratios above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece"). In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group's risk strategy.

Capital Adequacy

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

        Regulation (EU) No 575/2013 defines the minimum capital requirements (Pillar 1 requirements) and Directive 2013/36/EU defines the combined buffer requirements for EU institutions. In addition, Directive 2013/36/EU provides (Art. 97 et seq.) that Competent Authorities regularly carry out the SREP, to assess and measure risks not covered, or not fully covered, under Pillar 1 and determine additional capital and liquidity requirements (Pillar 2 requirements). SREP is conducted under the lead of the ECB. The SREP decision is tailored to each bank's individual profile. See Item 4.B.,"Business overview—Regulation and Supervision of Banks in Greece— Single Supervisory Mechanism").

        The table below summarizes Pillar 1 and 2 capital requirements for the NBG Group for 2017 and 2018:

	CET1 Capital Requirements		Total Capital Requirements
	2017	2018	2017	2018
Pillar 1	4.5%	4.5%	8.0%	8.0%
Pillar 2	3.0%	3.0%	3.0%	3.0%
Capital Conservation Buffer	1.25%	1.875%	1.25%	1.875%

Total	8.75%	9.375%	12.25%	12.875%

        The Group's capital adequacy ratios as at December 31, 2013, 2014, 2016 and 2017, according to Regulation (EU) No 575/2013, are presented in the table below:

	Year ended December 31,
	2013 Adjusted(1)	2014	2015	2016	2017
Common Equity Tier 1	10.5%	13.5%	14.5%	16.3%	17.0%
Tier 1	10.5%	13.5%	14.5%	16.3%	17.0%
Total	10.6%	13.6%	14.6%	16.3%	17.0%

(1)
The Group's capital ratios for 2013 have been adjusted for comparability purposes in accordance with CRD IV (Regulation (EU) 575/2013) which became effective from January 1, 2014.

DTC Law

        Article 27A of Greek Law 4172/2013, ("DTC Law"), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets ("DTAs") arising from (a) PSI losses, (b) accumulated provisions for credit losses recognized as at June 30, 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a Tax Credit from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on March 29, 2017. The same Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to June 30, 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

        The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights to the Greek State for an amount of 100% of the Tax Credit and will create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favor of the Greek State. This legislation allows credit institutions to treat such DTAs as not "relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution's capital position.

        Furthermore, Greek Law 4465/2017 amended article 27 "Carry forward losses" by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans. See also Item 3.D, "Risk Factors—We may not be allowed to continue to recognize the main part of deferred tax assets under IFRS as regulatory capital, which may have an adverse effect on our operating results and financial condition").

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As of December 31, 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.7 billion (2016: EUR 4.8 billion). The conditions for conversion rights were not met in the year ended December 31, 2016 and December 31, 2017 and no conversion rights are deliverable for 2017 and 2018.

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

  Credit Ratings

        The table below sets forth the credit ratings that have been assigned to the Bank by Moody's, Standard & Poor's, Fitch and Dominion Bond Rating Service ("DBRS") as of the dates indicated.

Rating agency	Date of ratings	Long-term foreign currency deposit rating(1)	Short-term foreign currency deposit rating(1)	Outlook for the Bank's ratings	Financial strength of the Bank— Individual(1)
Moody's	February 27, 2018	Caa2	Not prime	Stable	WR
Standard & Poor's	August 2, 2016	CCC+	CCC+	Stable	—
Fitch	June 29, 2015	RD	RD	—	—
DBRS	July 7, 2015	D	R-5	—	—

(1)
A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

  Certain Balance Sheet Items

        As at December 31, 2017, total assets were EUR 56.8 billion, a decrease of 19.2% from the Group's total assets of EUR 70.3 billion as at December 31, 2016, which in turn was a 29.6% decrease from the Group's total assets of EUR 99.9 billion as at December 31, 2015. Long-lived assets held for sale in 2017decreased mainly due to the disposal of Bulgarian and Serbian Operations of EUR 4.6 billion. For 2016, the decrease was due to the disposal of Finanbank of EUR 24.8 billion. Total assets excluding long-lived assets classified as held for sale as at December 31, 2017, were EUR 51.8 billion, a decrease of 14.8% from the Group's total assets of EUR 60.7 billion, as at December 31, 2016, which in turn was a 7.8% decrease from the Group's total assets of EUR 65.8 billion as at December 31, 2015. The Group's securities portfolio was EUR 5.1 billion as at December 31, 2017, EUR 11.8 billion as at December 31, 2016 and EUR 6.1 billion as at December 31, 2015. The decrease in Group's securities portfolio of available-for-sale and held-to-maturity securities is mainly due to the Bank's participation in the Bond Exchange Program with nominal of EUR 7.1 billion. The outstanding amount of notes eligible for this program was EUR 1.0 billion as at December 31, 2017. The process of Bond Exchange Program has been completed in January 2018 and all outstanding notes have been exchanged. This exchange was effected at the bonds' carrying amount as per the Bank's statutory IFRS accounts. See also Item 5, "Operating and Financial Review and Prospects—Key Factors Affecting our Results of Operations—NBG participation in the short-term measures of Greek debt restructuring through a Bond Exchange program".

        The Group's loan portfolio decreased from EUR 50.1 billion at December 31, 2015 to EUR 47.7 billion at December 31, 2016 and to EUR 45.1 billion at December 31, 2017. At December 31, 2017, the Group's loan portfolio accounted for 87.1% of total assets excluding long-lived assets classified as held for sale. The decrease in 2016 was due to EUR 1.3 billion write-offs during 2016 and deleveraging of our mortgage mainly portfolio, whereas in 2017 the decrease in loans balance was mainly due to EUR 1.6 billion write-offs and deleveraging mainly of our mortgage and SBL portfolio. Allowance for loan losses decreased from EUR 11.1 billion in 2015 to EUR 10.2 billion in 2016 and further decreased to EUR 9.3 billion in 2017. The decrease in allowance for loans losses in 2016 is due to fully provided loans written off amounted to EUR1.3 billion offset by EUR 0.6 billion additional allowances, where us in 2017 fully provided loans written off amounting to EUR 1.6 billion offset by EUR 0.7 billion additional allowances in 2017. See also Item 4.E, "Selected Statistical Data—Assets—Loan Portfolio".

        Liabilities associated with long-lived assets held-for-sale in 2017 decreased mainly due to the disposal of Bulgarian and Serbian Operations of EUR 3.7 billion. For 2016, the decrease was due to the disposal of Finanbank of EUR 23.7 billion. Deposits decreased from EUR 63.1 billion on December 31, 2015 to EUR 51.7 billion on December 31, 2016 and further decreased to EUR 43.8 billion on December 31, 2017. Of these, interbank funding, including funding from the ECB and central banks, increased from EUR 24.8 billion in 2015 to EUR 13.1 billion in 2016 and then decreased to EUR 3.4 billion in 2017. See also Item 5.B "Liquidity and Capital Resources— Liquidity Management."

        Our capital expenditure requirements, excluding interests in other companies, have been principally for upgrading our information technology and other electronic systems and for general plant and equipment. Additionally, capital expenditure cost for 2017 include mainly costs relating to relocation of existing branches. Capital expenditure for the Group, excluding such interests in other companies, amounted to EUR 151 million in 2017. We fund our capital expenditure requirements principally through operating cash flow. Our capital expenditures also include interests acquired in other companies, and amounted to an additional EUR 80 million for the year ended December 31, 2017. See Item 4.A, "History and Development of the Company—Acquisitions, Capital Expenditures and Divestitures".

Asset/Liability, Internal Audit and Risk Management

        We allocate substantial resources to upgrading our policies, methods and infrastructure to ensure compliance with best international practices and the guidelines from the competent regulatory and supervisory bodies. For a discussion of management's specific risks, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk".

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

        The Group's risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee ("BRC") overseeing all risk management functions across the Group. All risk management units report to the GRCAD and to the Group Market and Operational Risk Management Division ("GMORMD"), which are supervised by the Group Chief Risk Officer (the "CRO"). In addition, an independent Model Validation Unit ("MVU") has been established reporting directly to the Group CRO.Separate compliance functions, namely the Group Compliance and Corporate Governance Division, oversees all internal and external compliance matters, such as applicable Greek and EU laws and regulations. The Internal Audit Division, of the Bank and the Group, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

Board Risk Committee

        The BRC forms and submits for approval to the Board of Directors the risk strategy and risk appetite and capital management strategy of the Bank and the Group on an annual basis. It also sets the principles and approves the policies that govern the risk management and monitors the implementation and outcome of these policies.

        Since December 19, 2013 the BRC has been composed exclusively of non executive Board members, at least three in number, of which the majority (including the Chairman) are independent non executive members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board's Corporate Governance and Nominations Committee. The HFSF representative to the Bank's Board should be a member of the BRC.

        The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved risk strategy and the business plan of the Group. The proposals to the BRC are submitted by the Group CRO. For a further description of the BRC and a list of its current members, see Item 6.C, "Board Practices—Board Committees".

Group Risk Management

        The Bank acknowledges the need for efficient risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions. Both Divisions are supervised by the Group CRO.

        In addition, an independent Model Validation Unit ("MVU"), reporting directly to the CRO, is assigned the task of the validation of the Bank's models and the production of all relevant reports to the Board and top management.

        Based on its charter, the mission of the GRCAD is to:

  •
  specify and implement credit risk policies emphasizing on rating systems, risk assessment models and risk parameters, according to the guidelines set by the Board of Directors;

  •
  plan, specify, introduce and implement risk management policies under the guidelines of the Board of Directors;

  •
  establish guidelines for the development of methodologies for Expected Loss and its components, i.e. Probability of Default ("PD"), Loss Given Default and Exposure at Default ("EAD") for each segment of corporate and retail portfolio;

  •
  assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them;

  •
  estimate regulatory capital required in respect to credit risk and internal capital required in respect to all banking risks and prepare relevant regulatory and MIS reports; and

  •
  introduce best practices and standards of the development, validation and calibration of all credit risk models at the Group level.

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

  •
  estimate regulatory capital required in respect to Market Risk and Operational Risk and prepare relevant regulatory and MIS reports, and

  •
  regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the BRC and the Asset and Liability Committee (the "ALCO").

        Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

  •
  the Credit Risk Control Subdivision;

  •
  the Analysis and Risk MIS Subdivision; and

  •
  the Capital Reporting Subdivision;

        GMORMD consists of:

  •
  the Market Risk Management Subdivision;

  •
  the Interest Rate Risk on the Banking Book (IRRBB) Management Subdivision;

  •
  the Liquidity Risk Management Subdivision;

  •
  the Internal Liquidity Adequacy Assessment Process (ILAAP) Management Subdivision; and

  •
  the Operational Risk Management Subdivision.

        Both Divisions report to the Group CRO.

Asset and Liability Committee

        The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

        Although the asset and liability management policies of the Bank and the other financial sector subsidiaries in the Group are currently planned and implemented separately, the Bank's ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank's and Group's strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank's ALCO meets at least once a month and comprise the CEO, the Deputy CEOs and the General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

        For the composition of the respective Committee see Item 6., "Board Practices—Executive Committees— Asset and Liability Committee (ALCO)".)

Internal Audit

        NBG Group's Internal Audit is an independent function, whose objective is to provide assurance and consulting services, designed to add value by making feasible and cost effective recommendations that improve the Group's operational effectiveness. Internal Audit contributes to the achievement of corporate objectives by (a) bringing a systematic, objective and disciplined approach to the evaluation of the effectiveness of the corporate governance framework, risk management and internal controls, (b) recommending appropriate measures to minimize risk and improve the efficiency and effectiveness of the policies and procedures of the Group's Units, and (c) monitoring the implementation of corrective actions agreed by management.

        Group Internal Audit Division ("GIAD") is administratively independent from other Bank and Group units. The Chief Audit Executive is assigned and discharged by the Bank's Board of Directors, on the recommendation of the Audit Committee and according to the procedures followed by the Board's Human Resources & Remuneration Committee. Any appointment, dismissal or replacement of the Chief Audit Executive is communicated to the Bank of Greece. The Group Chief Audit Executive reports functionally, through the Audit Committee, to the Bank's Board of Directors and administratively, directly to the CEO.

        According to the GIAD's Charter, which has been approved by the Bank's Board of Directors, GIAD is authorized to operate at the Group level and to coordinate and supervise the activities of the internal audit units (IAUs) of the Group subsidiaries. Since 2010, the Bank's GIAD has undertaken the Internal Audit activities of key domestic subsidiaries, aiming to improve quality of service and achieve economies of scale.

        All IAUs across the Group use the same:

  •
  Internal audit methodology that has been developed by Bank's GIAD and is aligned with the 2013 framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") principles and the International Standards for the Professional Practice of Internal Auditing of the Institute of Internal Auditors (IIA);

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

        Bank's GIAD is periodically assessed by qualified external evaluators in relation to the IIA's international standards and best practices.

        During 2017, GIAD initiated the implementation of a Continuous Auditing & Fraud Detection IT Platform, which is scheduled to be on production in 2018.

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

        The Bank's executive and senior management has the responsibility to implement the liquidity risk strategy approved by the BRC and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank's executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group's liquidity risk profile stays within approved levels. In addition, top management receives a liquidity report, which presents a detailed analysis of the Group's funding sources and counterbalancing capacity, on a daily basis. Moreover, the Asset and Liability Committee ("ALCO") monitors the gap in maturities between assets and liabilities as well as the Bank's funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank's ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is also monitored. This ratio stood at 78.9% and 79.6%, on a domestic (Greece) and on a Group level, respectively, as of December 31, 2017.

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

        For a discussion on the principal sources of liquidity of the Bank and the Group's subsidiaries, see above "—Liquidity Management".

Interest Rate Risk in the Banking Book

        Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group's banking book consists mainly of loans, interest bearing deposits with banks, securities purchased under agreements to resell, interest bearing deposits, securities sold under agreements to repurchase, other borrowed funds and long-term debt that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

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

See also Item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Interest rate sensitivity analysis."

Foreign exchange risk

        The following table sets forth the assets and liabilities by those denominated in EUR and those denominated in other currencies for the Group under U.S. GAAP on December 31, 2015, 2016 and 2017. As described above, at the end of any day, the open currency position ("OCP") has to comply with the limits set by the Treasury Division and the GMORMD (see also item 11, "Quantitative and Qualitative Disclosures About Market Risk—Sensitivity Analysis—Foreign Exchange Risk"). Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

	Year ended December 31,
	2015			2016			2017
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in EUR million)
Assets:
Cash and due from banks	768	194	962	563	116	679	1,246	148	1,394
Deposits with central bank	494	120	614	409	42	451	398	68	466
Securities purchased under agreements to resell	6	—	6	3	—	3	6	—	6
Interest bearing deposits with banks	1,748	467	2,215	1,779	293	2,072	1,470	185	1,655
Trading assets	2,083	73	2,156	1,779	90	1,869	1,747	45	1,792
Derivative assets	3,871	200	4,071	4,267	215	4,482	3,487	194	3,681
Available-for-sale securities, at fair value	3,674	261	3,935	9,683	233	9,916	3,145	187	3,332
Held to maturity securities	9,160	—	9,160	—	—	—	—	—	—
Equity method investments	26	—	26	6	—	6	7	—	7
Loans	46,045	4,087	50,132	43,612	4,127	47,739	41,391	3,626	45,017
Less: Allowance for loan losses	(10,547)	(557)	(11,104)	(9,550)	(683)	(10,233)	(8,603)	(586)	(9,189)

Net loans	35,498	3,530	39,028	34,062	3,444	37,506	32,788	3,040	35,828
Goodwill, software and other intangibles	122	2	124	120	2	122	135	2	137
Premises and equipment	1,209	38	1,247	1,236	39	1,275	1,318	36	1,354
Accrued interest receivable	410	23	433	141	20	161	118	16	134
Other assets	1,716	75	1,791	2,058	98	2,156	1,790	228	2,018

Total assets excluding long-lived assets classified as held for sale	60,785	4,983	65,768	56,106	4,592	60,698	47,655	4,149	51,804

	Year ended December 31,
	2015			2016			2017
	EUR	Other Currency	Total	EUR	Other Currency	Total	EUR	Other Currency	Total
	(in millions)
Liabilities:
Total deposits	59,219	3,926	63,145	47,957	3,713	51,670	40,263	3,586	43,849
Securities sold under agreements to repurchase	46	—	46	4,691	39	4,730	3,417	—	3,417
Other borrowed funds	3	—	3	3	—	3	51	—	51
Accounts payable, accrued expenses, derivative and other liabilities	5,857	567	6,424	6,610	508	7,118	4,990	826	5,816
Long-term debt	1,569	3	1,572	971	4	975	1,394	4	1,398
Contigently convertible debt	2,040	—	2,040	—	—	—	—	—	—

Total liabilities excluding liabilities directly associated with long-lived assets classified as held for sale	68,734	4,496	73,230	60,232	4,264	64,496	50,115	4,416	54,531

C.    Research and Development, Patents and Licenses

        We have not engaged in or sponsored any significant research and development activities during any of the last three financial years.

D.    Trend Information

The Macroeconomic Environment in the Group's Markets

The Hellenic Republic's Economic Crisis

        For the financial year ended December 31, 2017, 92.8% of our net interest income before provision for loan losses and as at December 31, 2017, 95.5% of our loans, were derived from our domestic operations. In addition, our holdings of EUR 2.6 billion of Greek government bonds and Greek treasury bills represented, as at December 31, 2017, 5.0% of our total assets excluding long-lived assets classified as held for sale and 51.6% of our trading and investment debt securities. Accordingly, our financial condition and our results of operations are heavily dependent on macroeconomic and political conditions prevailing in Greece.

        Greece has been receiving financial support from the Eurozone Member States and the IMF, to cope with financial difficulties and economic challenges, since May 2010. See "—Private Sector Initiative ("PSI") for Greek Government Debt restructuring and effort for Economic Stabilization and in the context of financial Support Programs" below.

        The intensity of the fiscal adjustment effort, in conjunction with uncertainty and structural deficiencies of the economy, have been translated into a deep and protracted recession which weakened private sector balance sheets, diminished market liquidity and led to a sharp drop in Greek financial assets and real asset valuations, as well as, credit rating downgrades. The liquidity and profitability of the financial system of the Hellenic Republic has been negatively affected—especially in the period 2009–2015—through several channels: i) a sizeable contraction of the domestic private sector deposits since the end of 2009 and through July 2015 of about 50.4% or EUR 119.8 billion, of which 37.1% (EUR 44.4 billion) occurred between November 2014 and July 2015 (Source: Bank of Greece, Monetary and Banking Statistics), ii) limited and unstable access to interbank and wholesale markets and limited unutilized collateral at a banking system level, iii) a sharp increase in the amount of non-performing loans reflecting the substantial impact of the recession on the debt servicing ability of the Greek private sector, iv) a protracted period of deleveraging in the private sector of the economy (corresponding to a cumulative decline of 27.8%, year-over-year, in outstanding credit balances of

Greek banks between December 2009 and February 2018, Source: Bank of Greece, Monetary and Banking Statistics) and v) lower market values for Government debt and other Greek financial and real estate assets which, inter alia, reflected a sizeable risk premium assigned to the Greek economy as a whole.

        The progress in fiscal consolidation, the gradual recovery in economic sentiment and the gradual easing in fiscal pressure ultimately led to a moderate pick up in economic activity in 2014, which was the first year with positive GDP growth since 2007 (Source: EL.STAT, Quarterly National Accounts Press Release, March 2018). However, uncertainty started to build up in the third quarter of 2014, when there were increasing signs of difficulties in reaching an agreement with official creditors on the completion of the pending review of the Second Program of financial support (see below "—The Second Program"), which was followed by the holding of early elections in January 2015.

        Macroeconomic conditions deteriorated further in the first half of 2015, following protracted negotiations between the new Greek Government (elected on January 25, 2015) and official creditors on the continuation of, or transition to, a new program of financial support. Uncertainty peaked in late-June 2015, when an agreement with the official lenders had still not been reached and, as a result, the Second Program expired and a referendum called in the relation to the conditions underlying the agreement on the activation of a new program of financial support. In response to the fear of an outright bank run the Greek government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, and applied specific restrictions on banking and other financial transactions of Greek citizens and legal entities (see below "—Implementation of the Capital controls and "Bank Holiday") with a view to protecting financial and macroeconomic stability.

        In view of this severe economic and financial disturbance that appeared to threaten the continued membership of the Hellenic Republic in the European Monetary Union and the EU, the Greek government officially requested financial assistance from the European Union on July 10, 2015 (Source: European Commission's proposal for a council implementing decision on granting short term European Union financial assistance to Greece under a new program from the ESM). A Third Program (see below "—The Third Program") was subsequently agreed with its creditors in August 2015, in order to restore the sustainability of public finances and to continue participating in the Eurozone and Greece pledged to implement an ambitious program of structural and fiscal reforms (see below "—Recent Macroeconomic Developments in Greece").

        The Eurogroup on July 16, 2015, on the basis of a positive assessment by the Institutions, decided to grant "in principle" a three-year ESM-based program of financial support to Greece (Source: Eurogroup Statement, July 16, 2015).

        In 2016 and 2017 the progress in Third Program implementation has been considerable—as exemplified by the successful completion of the three reviews between the first quarter of 2016 and the first quarter of 2018—and led to a notable decline in uncertainty and a gradual improvement in macroeconomic conditions. Since 2017, there are clear signs of an improvement in macroeconomic and financial conditions. After a slight decline in real GDP in 2016, GDP growth entered positive territory in 2017, mainly supported by a notable rebound in gross capital formation (14.9% year-over-year, in 2017, Source: EL.STAT, Quarterly National Accounts Press Release, March 2018).

        The above factors led to a gradual improvement in economic sentiment, which along with the improving economic conditions in the euro area, resulted in a recovery in business activity in Greece. This recovery is reflected in the increase in manufacturing production and in employment, in 2017, which appeared to gain additional traction in early 2018, with high frequency indicators of business activity (capacity utilization, business confidence, employment expectations) increasing to multi-year highs. Moreover, pressure on house prices eased in 2017, with the annual decline in average house prices slowing to –0.3% year-over-year in the fourth quarter of 2017, the lowest pace in nine years, following a cumulative drop of 41.4% between its peak in 2008 and 2016 (Sources: Bank of Greece,

Bulletin of Conjuctural Indicators, January-February 2018 and Bank of Greece, Real Estate database). Similarly, risk premia assigned to the Hellenic Republic are following a downward trend, as exemplified by the significant contraction in the interest rate spread of the 10-year Greek government bond against the German bund of 296 basis points in the 12-months to April 2018. In addition, all major rating agencies upgraded the Hellenic republic's rating in early 2018 maintaining a positive outlook, referring to the credible fiscal performance and improving macroeconomic conditions.

        As a consequence of the preceding developments, the Bank has experienced in the past relatively high costs of funding (especially in the first half of 2015, relative to the comparable period in 2014), increased provisions for loan losses and increasing level of past due loans.

        However, the Bank's funding cost (see also Item 5.A.,"Operating Results—Results of Operations for the year ended December 31, 2017 compared with the year ended December 31, 2016—Net Interest Income before provision for loan losses"), remained stable and stood at 0.50% as at December 31, 2017 (compared to 0.47% as at December 31, 2016), while it decreased by 65 basis points, when compared to the respective figure for the year ended December 31, 2015, due to the significant reduction of ELA funding with zero ELA exposure since late November 2017 to enhanced liquidity as a result of the divestment of Bulgarian and Serbian Operations and to the ECB's decision to reinstate the waiver on accepting notes issued by the Hellenic Republic as collateral for refinancing operations, thus replacing ELA funding with cheaper ECB funding. However, the increase in the credit provisions and other impairment charges for the financial year ended December 31, 2017 compared to the financial year ended December 31, 2016 mainly resulted reflecting a pick-up of impairments on mortgages mainly due to collateral fair value adjustments. The combination of conservative provisioning policy in 2017 prepare the ground for a significant cost of risk de-escalation in 2018, a key prerequisite for a return to meaningful operating profitability.

Private Sector Initiative ("PSI") for Greek Government Debt restructuring and effort for Economic Stabilization and in the context of financial Support Programs

        The restructuring of the Hellenic Republic's debt through a PSI which took place in February 2012 played a key role in the fiscal adjustment strategy under the Second Program of financial support that started in March 2012. This restructuring has been decided by the official creditors due to the insufficiency of the first intensive round of fiscal adjustment achieved under the First Program of financial support (Source: IMF Country Report No. 10/110, May 2010) to bring the Greek sovereign debt to a sustainable level. The completion of the PSI in April 2012 contributed to a significant reduction of the Greek debt burden and debt servicing needs through lower interest rates on the bonds issued as part of an exchange process and a substantial extension of the average debt maturity and deferral of a significant part of the effective debt servicing costs on loans provided by the EU and the EFSF. This was followed by, inter alia, debt repurchases by the Hellenic Republic, new changes in official loan conditions (interest rate reduction on bilateral loans and deferral of interest payments on EFSF loans) and a refund to Greece of income and profits related to Eurosystem holdings of Greek bonds.

The Second Program4

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

4
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

        The main elements of the Second Program were as follows:

  •
  Direct measures to improve Greek competitiveness through an internal devaluation, i.e. a significant reduction in Greece's production costs relatively to its major trade partners and competitors, involved changes in collective bargaining, reduction of the minimum wage by 22%, lowering non-wage labor costs, and liberalization of product and services markets according to Organization for Economic Co-operation and Development ("OECD") guidelines.

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

        On February 20, 2015, the Eurogroup agreed to a four-month extension of the Master Financial Assistance Facility Agreement ("MFFA") underpinning the Second Program (Source: Eurogroup Statement, February 20, 2015). Pursuant to the agreement to extend the MFFA, the Greek government presented a list of new reform proposals, which had been planned to be discussed with official creditors and agreed with the Institutions by the end of April 2015, with a view to set the groundwork for policy conditionality which could support a further extension of the existing program or related to the transition to a new program of financial support. However, the agreement with the Institutions was not finalized and the pending review of the financial assistance program was not completed by June 2015. This resulted in further weakening of economic sentiment and intensifying financing shortages for the Hellenic Republic. Rising liquidity constraints and the absence of any external financing amplified uncertainty over the Greek government's ability to meet its domestic obligations as well as upcoming repayments on both official and marketable debt in the period June—August 2015.

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

        On August 19, 2015—and following the Eurogroup Statement of August 14, 2015 (Source: Eurogroup statement, August 14, 2015)—the Board of Governors of the ESM approved the proposal for a Financial Assistance Facility Agreement (FAFA, Source: ESM Statement, August 19, 2015), and adopted a Memorandum of Understanding with Greece (Source: European Commission, August 19, 2015). The MoU and FAFA together constitute the "Third Program" and specify the relevant deliverables that must be successfully implemented and on which the total amount of financial assistance will depend. The preliminary agreement in July 2015 and eventual activation of the Third Program on August 19, 2015, was intended to secure Greece's solvency, at least, until mid-2018 (Source: European Commission, August 19, 2015).

        The Third Program has been designed to support a sustainable fiscal consolidation and promote key structural reforms—predominantly designed by the Greek Government—that enhance Greece's long-term growth potential and promote social cohesion. The program has been accompanied by a new financial assistance agreement that provides financing of up to EUR 86 billion to cover the external financing needs of the Hellenic Republic until 2018 along with Greek banks' recapitalization costs. The disbursement of this financing has been conditional on periodic reviews of Greece's progress in implementing agreed measures and reforms. As at the date of this Annual Report, the participation of the IMF in the funding relating to the Third Program is not known. The total amount of the Third Program's potential financing of up to EUR 86 billion has been only indicative, and is estimated to be lower, mainly, due to lower than anticipated, at the time of the agreement on the Third Program, financing needs of Greek banks for recapitalization and the better than expected fiscal position in 2015 and 2016. More specifically, the comprehensive assessment of Greek systemic banks, released on October 30, 2015, identified a system-wide shortfall of EUR 4.4 billion in the baseline scenario and EUR 14.4 billion in the adverse scenario of the stress test. The official sector has participated in the recapitalization through the HFSF with only EUR 5.4 billion—compared with a total financing that has been earmarked of up to EUR 25 billion under the Third Program—with the participation of private investors further limiting the use of earmarked program funding. Accordingly the net funding needs of the Third Program for the period from August 2015 to August 2018 are limited to below EUR 60 billion compared to the initial estimate of EUR 86 billion (Source: ESM, December 2015 and European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third review, March 2018). In this vein, the Hellenic Republic achieved a cumulative primary surplus of EUR 7.9 billion, in 2015 and 2016—which increased further in 2017 to EUR 7.4 billion—compared with a program target of EUR 0.4 billion for the same period (Source: EL.STAT., Press Release, Fiscal data for the years 2014-2017, 1st Notification, April 2018, EL.STAT., Quarterly National Accounts Press Release, March 2018 and European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third review, March 2018).

        The recorded progress of the Hellenic republic in Third Program implementation exemplified by the successful completion of three reviews, paved the way for the disbursement of several trances of the Third program financing. More specifically, on August 20, 2015, the first sub-tranche of EUR 13 billion of the Third Program was disbursed to cover budget financing and debt servicing needs of the Hellenic Republic, EUR 10 billion in ESM notes were made immediately available for bank recapitalization and resolution purposes but had been only partially used (EUR 5.4 billion) by the end of 2015 when Greek bank recapitalization needs were verified following the completion of a stress test and asset quality review of the Greek banking system, conducted in November 2015. The remaining EUR 4.6 billion were not used and the notes were subsequently cancelled. Another EUR 3.0 billion of funding were disbursed (in two sub-tranches) in November and December 2015 following the completion of a set of prior actions (Source: ESM Press Releases, August 20, 2015, November 23, 2015 and December 1, 8 and 22, 2015).

        After the successful evaluation of Greece's progress in implementing agreed actions and reforms under the first review of the Third Program—and the concomitant approval by the Eurogroup on May 25, 2016 in liaison with the ECB and the Board of Governors of the ESM—Greece and the European Commission signed a Supplemental Memorandum of Understanding (on June 16, 2016) which updated the conditionality of the Memorandum of Understanding of August 2015, as well as, reviewed the progress in the implementation of the Third Program (Source: European Commission, Supplemental Memorandum of Understanding, June 16, 2016). The completion of the first review led to the approval for disbursement of the second tranche of the Third Program funding that amounted to EUR 10.3 billion which has been paid in several installments between June and October 2016. More specifically, EUR 7.5 billion were disbursed in June 2016 for debt servicing needs and arrears clearance, whereas the remaining installments of EUR 1.1 billion and EUR 1.7 billion were released in October 2016 following positive reporting by the European institutions for the clearance of net arrears and the successful completion of a number of milestones (Source: ESM, Press Releases, June 17, 2016 and October 25, 2016).

        Moreover, with a view to increase the credibility of fiscal consolidation in the long-run, the Eurogroup on May 25, 2016 agreed on a contingency fiscal mechanism as a prerequisite for the successful completion of the first review of the Third Program and the Greek government legislated this mechanism in May 2016, with a view to enhance longer-term credibility. The mechanism provides for automatic triggering a set of corrective measures, in the case of objective evidence that there is a failure to meet the annual primary surplus targets according to the Third Program. Potential corrective measures include automatic reduction of non-discretionary expenditure and the corresponding claims, as well as selected reductions in discretionary expenditure. If measures enacted have a temporary nature when the mechanism is triggered, permanent structural measures agreed with the Institutions, including revenue measures, should become effective in the year thereafter, as part of the regular budgetary process, in order to bring the budget implementation back on track (Source: European Commission, Supplemental Memorandum of Understanding, June 2016).

        Eurogroup of December 5, 2016 (Source: Eurogroup Statement on Greece, December 5, 2016) endorsed the implementation of the short-term debt relief measures (the "Eurogroup short-term debt relief measures") mainly comprised: i) a smoothing of the future debt repayments profile through the lengthening of the repayment schedule of official loans from the EFSF to 32.5 years from the existing 28 years, ii) a reduction of interest rate risk through debt swaps by the ESM with a view to stabilize the ESM's overall cost of funding and, thus, reduce the risk that Greece would have to pay higher interest rates on its loans in the future, and iii) the ESM has decided to finance its future disbursements to Greece under the Third Program with the issuance of long-term notes that closely match the maturities of loans to Greece, stabilizing the related interest rate costs for Greece. Moreover, a prospective bond exchange of floating rate notes used for Greek banks' recapitalization for fixed-rate notes with much longer maturities has been suggested. Finally, the waiver of the step-up interest rate margin applying to the EUR 11.3 billion tranche of the EFSF loans under the Second Program used to finance a debt buy-back has been maintained for 2017. The implementation of some of the above measures (namely the smoothening of the EFSF repayment profile, the ongoing exchange of the floating rate notes held by Greek banks with long-term fixed rate notes and the waiver of the step-up interest rate margin for the year 2017, Source: ESM Stability Support Programme for Greece, Third Review, March 2018) has been advanced in 2017 and is estimated to have improved further the sustainability of Hellenic Republic's debt servicing costs.

        The legislation and implementation by the Greek government of a new set of fiscal and structural policies and a list of related prior actions led in late May and early June 2017 to a positive assessment by the IMF, ESM, the ECB and the European Commission of the progress in completing the second review of the Third Program, which has been confirmed by the Eurogroup of June 15, 2017 (Source: Eurogroup Statement, June 15, 2017). Accordingly, the Institutions decided the disbursement of the third tranche of the Third Program amounting to EUR 8.5 billion "to cover current financing needs, arrears clearing, and possibly room to start building up a cash buffer" (Source: Eurogroup Statement, June 15, 2017). The amount has been released in two subtranches, of which EUR 7.7 billion in July 2017—EUR 6.9 billion for maturing debt repayment and the remaining EUR 0.8 billion for arrears clearance—and EUR 0.8 billion in October 2017 for arrears clearance (Source: ESM Press Releases, July 7, 2017 and October 26, 2017).

        The Executive Board of the IMF approved in principle on July 20, 2017 a precautionary Stand-By Arrangement ("SBA") for Greece amounting to 1.3 billion special drawing rights ("SDR") (about EUR 1.6 billion). According to the IMF, this arrangement will become effective only after the IMF receives specific and credible assurances from Greece's European partners to ensure debt sustainability, and provided that Greece's economic Program remains on track". The IMF acknowledged that the newly-legislated measures for broadening the income-tax base and reforming pension spending are critical to rebalancing the budget toward more growth-friendly policies and that they will help achieve an ambitious primary surplus target of 3.5% of GDP. However, the IMF considers that this fiscal target should be reduced to a more sustainable level of 1.5% of GDP "as soon as possible, to create fiscal space" for promoting economic growth and social cohesion through efficiency increasing policies. The IMF statement concluded that despite the significant progress on the structural front, Greece's overarching challenge remains the liberalization of restrictions that impair its investment climate and further debt relief from its European partners. The IMF indicated that a debt strategy anchored in more realistic assumptions needs to be agreed and that effectiveness of the new SBA is contingent on this agreement on debt (Source: IMF, Press Release No 17/294, July 20, 2017).

        Finally, the Eurogroup of January 22, 2018—following the staff level agreement on the policy package that was presented to the Eurogroup of December 4, 2017—welcomed the implementation of almost all of the agreed prior actions necessary for the completion of the third review. The Eurogroup called on the Greek authorities to complete the outstanding prior actions by February and reconfirmed the importance of an ambitious comprehensive growth strategy with strong ownership from the Greek authorities for ensuring Greece's long-term economic and fiscal sustainability. The Eurogroup confirmed the beginning of the technical work by the Euro Working Group on the growth-adjustment mechanism, as part of the medium-term debt relief measures to be implemented, if needed, following the successful conclusion of the Third Program, in line with the agreement in the Eurogroup of June 15, 2017. The Eurogroup invited the European institutions and the IMF to take into account the holistic Greek growth strategy when updating the debt sustainability analysis (Source: Eurogroup Statement on Greece, January 22, 2018). On March 12, 2018, the Eurogroup commended Greece for completing the third review and approved the release of the fourth tranche of EUR 6.7 billion, programmed to be paid in two installments (Source: Eurogroup, Press Release, "Remarks by M. Centeno following the Eurogroup meeting of March 12, 2018"). Indeed, on March 27, 2018, the ESM board of directors approved the release of the first disbursement of EUR 5.7 billion to be made on March 28, 2018, whereas the further disbursement of EUR 1 billion is expected to be carried out after May 1, 2018 (Source: ESM, Press Release, March 27, 2018). Furthermore, it was reconfirmed by the Eurogroup of March 12, 2018, that the aim of recalibrating the profile of Greece's EFSF loans is to adjust future repayments to the growth performance to ensure debt sustainability (Source: Eurogroup, Press Release, "Remarks by M. Centeno following the Eurogroup meeting of 12 March 2018").

        Provided that Greece approaches the completion of the Third Program—which is planned to end in August 2018, it will likely become subject to some form of post-Third Program monitoring framework. Such a framework applies in the cases of countries that received financing from the EFSF/ESM namely Ireland, Portugal, Cyprus as well as, Spain and is planned to take effect up to the repayment of 75% of their debts. This type of monitoring is expected to apply in the case of Greece, in order to ensure compliance with the longer term fiscal and structural adjustment targets agreed with the official lenders. A finalization of these longer-term targets and relevant monitoring framework criteria is expected to take place during the fourth review of the Third Program.

Fiscal adjustment and pension system viability

        The deterioration in macroeconomic conditions in 2015 due to higher uncertainty, the further pressure on liquidity conditions from the capital flight, the imposition of capital controls and the potential implications of the above for the economic and fiscal trends in the following years, were taken into account in designing the fiscal adjustment strategy under the Third program. The planned fiscal adjustment path under the Third Program has been designed to be more gradual compared to the Second Program, with the targeted annual improvement in primary balance of the general government budget (i.e. the annual change in primary surplus as percent of nominal GDP) set at 0.75% of GDP in 2016, 1.25% in 2017, and 1.75% in 2018 that correspond to primary surplus levels of 0.5% of GDP in 2016, 1.75% in 2017 and 3.5% of GDP in 2018 and beyond (Source: European Commission, Memorandum of Understanding, August 19, 2015). Nonetheless, the significant overperformance in Greece's budgetary outcomes compared to Third Program targets from 2015 to 2017 is likely to have had a higher than planned negative impact on economic activity by absorbing a higher amount of financial resources than initially planned.

        The fiscal adjustment strategy has been planned to be achieved primarily through a combination of upfront fiscal reforms and new interventions in the pension system. The cornerstones of the adjustment on the revenue side are: a) an effective increase of about 2% in the effective VAT rate through the transition of almost one-fifth of goods and services to the higher VAT rate of 23% (since July 20, 2015), which was then raised to 24% as at June 1, 2016, coupled with an intensification of efforts to reduce tax evasion, and b) parametric and qualitative changes in 2016 of the tax system that involve an increase in personal income tax progressivity, reforms in the taxation of farmers, self-employed, corporations and other sources of non-wage income and sustainable gains in tax efficiency. Most of these measures were fully implemented by the end of 2017 or early-2018, while other tax policy reforms, such as the review of the preferential tax treatments for the shipping industry or the codification and simplification of the VAT legislation and its alignment with the Tax Procedure Code, are planned to be implemented under the completion of the fourth review of the Third Program. Government revenue is also expected to be supported by structural fiscal reforms aimed at strengthening tax compliance and fighting tax evasion by capitalizing on the increasing technical capabilities for verifying wealth profiles and income flows.

        New savings from further interventions on the pension system are a core aspect of the fiscal strategy for 2016 to 2018 with a view to ensuring the medium to longer term sustainability of the social security system and minimizing near term financing gaps of social security entities through additional parametric changes, in conjunction with measures to increase the efficiency and the incentives structure provided by the system. In this respect, the Third Program also outlined a new round of changes in the pension system, primarily focusing on the complete implementation of provisions of the relevant laws of 2010 to 2011 and new amendments focusing on minimizing the impact of remaining exemptions, increasing disincentives for early retirement and further rationalizing wage replacement ratios for new retirees. These changes aim to minimize fiscal pressures and improve the efficiency and long term viability of the system. Furthermore, with a view to reinforce Greece's long-term fiscal sustainability, the Greek government pre-legislated a new set of fiscal and structural policies, including a new round of interventions in the pension system, which are planned to take effect in 2019 and 2020. For more information, please see "—Key Factors Affecting Our Results of Operations—Retirement Indemnities—Pension Reform."

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

        Moreover, a comprehensive strategy for addressing non-performing loans and related changes in the legal framework took place in 2016 (such as amendments of corporate bankruptcy law) and in 2017 (such as the amendment of the "Dendias Law", the legislation regarding the out-of-court settlement and electronic auctions), permitting banks to cope more effectively with problematic loans, protect the weakest income groups and, at the same time, release vital financial resources to finance the economy during the recovery process. Finally, a number of measures have been fully implemented until the end of 2017.

        Stress Test assessment was conducted by the ECB for the four Greek systemic banks—under both baseline and adverse scenarios, according to EBA methodology—for the period 2018-2020. The results of this assessment were released on May 4, 2018 and indicate that the average capital depletion under the adverse scenario was 9 percentage points, equivalent to EUR 15.5 billion with the CET1 declining in the range of 5.9% to 9.7% for the four banks (Source: European Central Bank, Press Release, May 5, 2018). According to Greek banks' announcements these results, along with other relevant supervisory information, show that no capital shortfall has been identified and no capital plan will be deemed necessary for the Greek banks.

Structural reforms in labor, product and services markets to enhance competitiveness and growth and sustainable progress in privatization strategy

        The third pillar of the Third Program focuses on a number of wide ranging reforms in labor and product markets to enhance competitiveness along with the growth-enhancing implications of the ambitious privatization strategy. In recent years, major changes have been made to Greek labor market institutions and wage bargaining systems to make the labor market more flexible and efficient. On this basis, the Greek authorities have announced their commitment to launching a consultation process to review a number of existing labor market frameworks, including collective dismissal, industrial action and collective bargaining, taking into account best practices internationally and in Europe. Furthermore, an integrated action plan has been adopted under the Second Program review, with a view, to fight undeclared and under-declared work in order to strengthen the competitiveness of legal companies and protect workers, as well as raise tax and social security revenue. A number of legislative changes to the above action plan have been introduced, under the third review of the Third Program, with a view to improve monitoring, reinforce cooperation among different institutions and review the system of incentives to promote a transition of informal work to the formal economy.

        The Greek government authorities have also been committed to improve the efficiency of the public administration and the judicial system and to actively support initiatives related to banking system restructuring and financial stability. In this context, new legislative and administrative interventions have been applied, with a view to ensure the effective implementation of the new Code of Civil Procedure (adopted in July 2015), rationalization of court fees and implementation of measures to reduce the backlog of cases in administrative and civil courts. In this regard, the legislative framework for the regulation and conduct of electronic auctions has been enacted in 2017 and was strengthened in January 2018, under the third review of the Third Program. Although it was envisaged that the new electronic auction system would operate in parallel with the traditional auction system at courthouses, the Greek government authorities adopted legislation in January 2018 (Greek Law 4512/2018) entailing the mandatory conversion of all auctions to an electronic platform and the cessation of physical auctions, because of security concerns regarding the process.

        The Greek government has also committed to facilitate the privatization process and complete all needed Government actions to allow tenders to be successfully executed. In line with the statement of the Euro Summit of July 12, 2015, a new independent privatizations fund has been established and has under its management a sizeable portfolio of the Hellenic Republic's assets. The "overarching objective of the fund is to manage valuable Greek assets; and to protect, create and ultimately maximize their value, which it will monetize through privatizations and other means" (Source: European Commission, Memorandum of Understanding, August 19, 2015). The privatizations fund, which has been established in Greece ("HCAP"), is planned to be managed by the Greek authorities under the supervision of the relevant European institutions and is expected to fulfill its objective by adhering to international best practices in terms of governance, oversight and transparency of reporting standards and compliance. In addition, as part of the third review of the Third Program, a number of actions in order to enable HCAP to be fully operational (such as the transfer of State-Owned Enterprises and real estate assets to the fund or the elaboration of its strategic plan) have taken place (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, January 2018).

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

  Implementation of the Capital controls

        Following significant withdrawals of bank deposits from the Greek banking sector between November 2014 and July 2015, which led to a cumulative reduction in the banking system's deposit base of EUR 53.9 billion during that period (Source: Bank of Greece, Monetary and Banking Statistics) and the loss of access to private funding markets, the Greek Government imposed a "bank holiday" on June 28, 2015 that lasted until July 19, 2015, and applied specific restrictions on banking and other financial transactions of Greek citizens and legal entities (jointly referred to as "capital controls") (Source: Bank of Greece, Act of Legislation, June 28, 2015).

        Accordingly, liquidity tensions eased gradually in the second half of 2015, permitting a reduction in Greek banks' Eurosystem reliance by EUR 19.1 billion, to EUR 107.5 billion in December 2015 (Source: Bank of Greece, Monthly Balance Sheet, June 2015 and December 2015), despite the concurrent loosening of capital controls on enterprises, through higher approvals at the respective committees. Overall, bank deposits increased by EUR 13.6 billion between June 2015 and March 2018 (Source: Bank of Greece, Monetary and Banking Statistics), whereas the access of Greek banks to interbank and wholesale funding has been improved considerably, leading to a significant reduction in Eurosystem funding of EUR 101.7 billion in the same period (Source: Bank of Greece, Monthly Balance Sheet, June 2015 and March 2018).

Recent Macroeconomic Developments in Greece

        After a slight decline of 0.3% year-over-year, in real GDP (in constant prices) in 2016, GDP growth entered positive territory in 2017. In fact, it was the strongest GDP performance in ten years, following a cumulative contraction of 26.3%, year-over-year, between 2008 and 2016, despite the tighter-than-initially-expected fiscal conditions in 2017. It is the first time in eleven years that economic activity has increased four quarters in a row (on a seasonally adjusted quarterly basis, Source: EL.STAT., Quarterly National Accounts Press Release, March 2018).

        On the same note, deflation pressures receded, with the GDP deflator increasing by 0.7% year-over-year in 2017, following an annual average decline of 1.3% year-over-year from 2012 to 2016 (Source: EL.STAT., Quarterly National Accounts Press Release, March 2018). Alongside these developments, the consumer price index increased by 1.1%, year-over-year in 2017, following an annual average decline of 1.2% between 2013 and 2016, while core inflation (which excludes the impact of energy and unprocessed fruit and vegetable prices) increased by 0.2% year-over-year in 2017 compared to –0.1% year-over-year in 2016 (Sources: EL.STAT., Press Release, Consumer Price Index, December 2017 and Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2018). However, deflationary trends reappeared in the first quarter of 2018 (–0.1% year-over-year), mainly due to a stabilization in energy prices (0.2% year-over-year in the first quarter of 2018) and a subdued increase in core inflation (0.2% year-over-year in the same period) that reflects sustainable cost containment by Greek firms.

        A recovery in business activity was reflected in the increase in the economy's gross value added and gross operating surplus (national accounts approximation of corporate pre-tax profitability) of 1.3% year-over-year and 1.7% year-over-year, respectively, in 2017, and in manufacturing production of 3.8% year-over-year in 2017 (which measure has now increased for the fourth consecutive year, whereas continued to increase in the first two months of 2018 by 3.3% year-over-year), underpinned the acceleration in GDP growth (Sources: EL.STAT., Quarterly National Accounts Press Release, March 2018, and EL.STAT., Production Index in Industry, 2010=100.0, Press Release, December 2017). Other conjunctural and forward looking indicators of economic activity showed a considerable improvement over the course of 2017, reaching multi-year highs at the end of 2017 and early 2018.

        More specifically, the Economic Sentiment Indicator reached a 10-year high in the first four months of 2018, whereas the Purchasing Managers' Index ("PMI") climbed to a 17 1/2-year high in the same period (Source: European Commission, Business and Consumer Surveys, April 2018 and Markit Economics, News Release, Manufacturing PMI, May 2018). These improvements have been supported by the resilience of the export-oriented business activity and tourism, with the latter reflected in the increase in tourism arrivals of 9.7% year-over-year and an increase in tourism revenue of 11.1% year-over-year in 2017 (Source: Bank of Greece, Press Release, Developments in the Balance of Travel Services, December 2017). The dynamic of tourism arrivals and receipts continued in the first two months of 2018—months that are not usually supported by strong tourism trend—increasing by 12.7% year-over-year and 4.2% year-over-year, respectively.

        Residential construction declined further (–8.7%, year-over-year, in 2017, following a decline of 12.4%, year-over-year, in 2016, according to the relevant national accounts data, (Source: EL.STAT., Quarterly Gross fixed capital formation by Asset, Chain-linked volumes, reference year 2010, fourth Quarter 2017, March 2018), whereas the pace of adjustment in house prices slowed significantly in the fourth quarter of 2017, to –0.3%, year-over-year, from –1.2% year-over-year in the first nine months of 2017 and –2.4%, year-over-year, in 2016. Prices of prime commercial spaces (retail & offices), also, appeared to stabilize (0.0%, year-over-year, on average, in the first half of 2017, latest available data), with a marginal increase in rents in premium spaces recorded during this period (Source: Bank of Greece, Bulletin of Conjunctural Indicators, January-February 2018). Elevated tax pressure, liquidity factors and the high oversupply continues to impede the recovery process in the residential market. Furthermore, the operation of a web-based auction platform since January 2018, is expected to gradually speed up foreclosures, creating risk of additional pressure on prices. However, this development could also mobilize new demand, since it could make it easier for potential buyers (including foreigners) to bid on Greek properties especially in the medium term.

        In 2017, the current account showed a small deficit (–0.8% of GDP, compared to –1.1% of GDP in 2016). An increased surplus in the services balance (1.0% of GDP in 2017 above the respective balance of 2016), due to higher tourism receipts (0.7% of GDP above 2016) and increased net transportation revenue (0.3% of GDP higher than 2016), offset by the larger trade deficit (–10.3% of GDP in 2017 compared to –9.5% of GDP in 2016, Source: Bank of Greece, Press Release, Balance of Payments, December 2017). Strong business demand for productive inputs, as business activity gains further traction and investment recovers, are likely to lead to a widening in the current account deficit in 2018.

        The improvement in the Greek labor market continued in 2017, with employment increasing by 2.2% year-over-year, on the back of the bottoming out in economic activity. The unemployment rate declined further to a six-year low of 20.8% in December 2017 from 23.4% in December 2016 (Source: EL.STAT., Press Release, Labor Force Survey, Monthly Data, December 2017). Forward looking indicators of employment expectations in key business sectors point to a further increase in employment creation in early 2018.

        The Greek banking system remained in deleveraging mode during 2017, with credit to the private sector declining by 0.8% year-over-year in December 2017 (almost the same pace as in the first quarter of 2018) from –1.5% year-over-year in December 2016. Loans to households declined by 2.3% year-over-year in December 2017 (compared to –2.8%, year-over-year, in December 2016), while corporate credit (outstanding amounts) increased in December 2017 (0.4% year-over-year compared with 0.0%, year-over-year, in December 2016), showing some responsiveness to the improving performance of a significant part of the business sector during 2017. Domestic private sector deposits (excluding other financial institutions) increased by EUR 5.9 billion, cumulatively, in 2017—reaching EUR 125.5 billion, almost the same level as in the first quarter of 2018 with household deposits increasing by EUR 3.7 billion and corporate deposits by EUR 2.2 billion, reflecting, inter alia, the improvement of the economic activity, a pick up in export oriented activities and supportive trends in net external capital inflows in the form of portfolio investment and foreign direct investment during 2017 (Source: Bank of Greece, Monetary and Banking Statistics and Balance of Payments Press

Release, December 2017). Household deposits received a considerable boost in December 2017 from payments related to social security benefit transfers (mainly one-off social dividend s paid out by the Greek government), along with EU payments to farmers. Accordingly, the Greek banking system's financing from the Eurosystem decreased to EUR 33.7 billion in December 2017, from EUR 66.6 billion in December 2016 and by EUR 101.7 billion cumulatively from its peak in June 2015 to March 2018, with the ELA dependence contracting by EUR 73.2 billion in this period (Source: Bank of Greece, Monthly Balance Sheet, June 2015, December 2016, December 2017 and March 2018). The Greek banking system's financing was also assisted by increased interbank lending and sales of EFSF bonds used for recapitalization (Source: Bank of Greece, Aggregated Balance Sheet of MFIs excluding the Bank of Greece Statistics) and further deleveraging, which contributed to a reduction of the banking system's funding gap (Source: Bank of Greece, Overview of the Greek Financial System, July 2017, in Greek).

        On the fiscal front, Greece had its third consecutive year of significant fiscal overperformance in comparison with the Third Program targets in 2017, following the achievement of a primary surplus in General Government Budget of 3.8% of GDP in 2016 (according to the Program definition), compared to a targeted surplus of 0.5% of GDP in the same period (Source: EL.STAT., Press Release, Fiscal data for the years 2014-2017, 1st Notification, April 2018). Specifically, the primary surplus in the General Government (according to Program definition) increased to 4.2% of GDP in 2017, against the Third Program target of 1.75% of GDP. European institutions also projected that Greece was likely to overachieve the 1.75% of GDP primary surplus Third Program target for 2017 by a margin of at least 0.5% of GDP and appears capable to meet the general government primary surplus target of 3.5% of GDP in 2018 (Sources: Ministry of Finance, State Budget 2018, November 2017 and European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018). With a view to reinforce Greece's long-term fiscal sustainability, the Greek government pre-legislated a new set of fiscal and structural policies in May and June 2017—comprising income tax reform and a new round of interventions in the pension system—which are planned to take effect in 2019 and 2020. Moreover, the agreement provides for the possibility of activation of some offsetting expansionary measures in the event of a fiscal overperformance in these years. The expansionary measures are planned to include, inter alia, a targeted reduction in tax burden of up to 1.0% of GDP and spending increases up to 1.0% of GDP in the form of social transfers, active labor market policies and public investment (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018).

        The General Government debt to GDP ratio reached 180.8% in 2016 and declined to 178.6% in 2017 and the European Commission has indicated that it expects the GDP ratio to follow a declining trend from 2019 onwards, according to the baseline estimate (Scenario A) of the European Commission's Debt Sustainability Analysis. However, the above development is conditional on the pace of GDP growth in the long run and the achievement of fiscal targets, while a sustainable reduction of gross debt as percent of GDP is highly dependent on the provision of additional concessions from official lenders, especially as regards the longer-term servicing costs of EFSF loans (Source: EL.STAT., Press Release, Fiscal data for the years 2014-2017, 1st Notification, April 2018 and European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018).

        Regarding the debt sustainability issue, elaborate discussions and developments have taken and continue to take place. In principle, the Eurogroup of May 25, 2016 committed to provide new conditional concessions with a view to ensuring debt sustainability by agreeing on a package of debt measures, which will be phased in progressively and subject to the pre-defined conditionality under the Third Program. (Source: Eurogroup Statement on Greece, May 25, 2016). The Eurogroup of December 5, 2016 has endorsed the implementation since early 2017 of a first set of short-term debt relief measures agreed in principle in the Eurogroup of May 9, 2016 when the Eurozone countries stated that they stand ready to consider, if necessary, "possible additional debt measures aiming at ensuring that Greece's refinancing needs are kept at sustainable levels in the long-run."

        The Eurogroup agreed to establish a benchmark for assessing sustainability of the Greek debt, based on the Hellenic Republic's annual gross financing needs related to the servicing costs of the Hellenic Republic's total debt. The Eurogroup statement had foreseen a sequenced approach, whereby a package of debt measures could be phased in progressively, if this is deemed necessary by the official lenders, to meet the agreed benchmark on gross financing needs and subject to the pre-defined conditionality. In this context, the Eurogroup of May 9, 2016 outlined the following general guiding principles for a potential provision of additional relief in Greece's public debt servicing burden: (a) facilitating market access; (b) smoothing the repayment profile; (c) incentivizing the country's adjustment process even after the Third Program ends; and (d) flexibility to accommodate uncertain GDP growth and interest rate developments in the future. These debt-servicing relief measures have been planned to include, inter alia, a smoothening of payment profiles and design of other debt-management and re-profiling measures in the short, medium and long-run aiming at extending further the effective maturities, lower medium-to-longer-term debt servicing costs and effectively reduce the net present value of the outstanding Greek debt (Source: Eurogroup Statement, May 25, 2016).

        The Group began implementing the Eurogroup short-term measures in January 2017. For the Group's participation in the Eurogroup short-term debt relief measures, please see "—Key Factors Affecting Our Results of Operations—The Hellenic Republic's Economic Crisis—NBG participation in the short-term measures of Greek debt restructuring through a Bond Exchange program".

        The Eurogroup of June 15, 2017 repeated the assessment of debt sustainability on the basis of gross financing needs and stated that it stands ready to implement a second set of debt measures to the extent needed to meet the gross financing needs objectives. These measures will be implemented at the end of the Third Program in 2018, conditional upon its successful implementation and their "exact calibration will be confirmed at the end of the Program by the Eurogroup on the basis of an updated debt sustainability analysis" (Source: Eurogroup Statement, June 15, 2017).

        These additional measures will permit, inter alia, the transfer of Agreement on Net Financial Assets ("ANFA") and Securities Market Program ("SMP") profits to Greece, liability management operations within the Third Program, extension of the weighted average maturities and a further deferral of EFSF interest and amortization by up to 15 years. In order to take into account possible differences between GDP growth assumptions and actual growth developments over the post-Third Program period, "the EFSF re-profiling could be recalibrated according to an operational growth-adjustment mechanism to be agreed". This mechanism will be fully specified as part of the medium-term debt relief measures, following the successful implementation of the Third Program. For the long term, the Eurogroup recalled the May 2016 agreement that "in the case of an unexpectedly more adverse scenario, a contingency mechanism on debt could be activated. The activation of this mechanism would be considered, subject to a decision by the Eurogroup, and could entail measures such as a further EFSF re-profiling and capping and deferral of interest payments" (Source: Eurogroup Statement, June 15, 2017).

        In the context of Eurogroup decisions referred to above, a significant part of short-term measures has been implemented in 2017 (including smoothening of the EFSF repayment profile, the ongoing exchange of the floating rate notes held by Greek banks with long-term fixed rate notes and the waiver of the step-up interest rate margin for the year 2017) and their remaining part is planned to be phased in during 2018. Furthermore, the Eurogroup of January 22, 2018 confirmed "the start of the technical work by the Euro Working Group on the growth-adjustment (contingency) mechanism—relating a potential provision of further relief to GDP growth developments—as part of the medium-term debt relief measures to be implemented, if needed, following the successful conclusion of the programme, in line with the agreement in the Eurogroup of 15 June 2017" (Source: Eurogroup Statement on Greece,

January 22, 2018). This latter development also contributes to an improvement in market sentiment that Greece will be in a position to service its debt obligations in the long-run. According to the Eurogroup meeting of March 12, 2018, more elaborate discussion on further debt measures (including the so-called growth-adjustment mechanism and specifically, the recalibration of the profile of Greece's EFSF loans to adjust future debt repayments to the growth performance, in order to ensure sustainability) will be conducted in April 2018 (Source: Eurogroup, Press Release, "Remarks by M. Centeno following the Eurogroup meeting of 12 March 2018").

        According to the latest debt sustainability analysis estimates, the long-term debt ratio as per cent of GDP is expected to follow a steadily downward trend declining to 96.4% of GDP in 2060, whereas gross financing needs as a per cent of GDP are projected to reach levels slightly above the threshold which the Eurogroup of May 26, 2016 considered to be sustainable (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018). The prospective benefit from the implementation of the above short-term debt relief measures on Greece's gross public debt has been estimated at 25 percentage points of GDP by 2060, while they contribute to a reduction of the longer-term financing needs of the Greek State closer—though still higher—to a sustainability threshold (decided by the Eurogroup) of 15% of GDP during the post-Third Program period until 2040 and the vicinity of 20% of GDP post 2040, under the baseline scenario of the European Commission's updated debt sustainability analysis (Source: European Commission, Compliance Report, ESM Stability Support Programme for Greece, Third Review, March 2018).

Greece's sovereign rating and market trends

        The Hellenic Republic successfully issued on July 25, 2017, through syndication, a new five-year benchmark bond, alongside a tender to buy back an outstanding five-year bond issued in 2014. This was the first attempt in 3 years to tap markets, and the total amount raised was EUR 3.0 billion, with the coupon set at 4.375% and the implied yield at 4.625% (Source: Athex Exchange Group, Press Release "The Hellenic Republic announces the pricing of its new 2022 Notes", July 25, 2017). Furthermore, Greece launched a EUR 30 billion debt swap and invited all holders of the twenty outstanding sovereign bonds issued during the PSI process, which mature in the years 2023 to 2042, with five new bonds with longer effective maturities—5, 10, 15, 17 and 25 years—and coupons ranging from 3.5% to 4.2%. This swap was successfully completed on November 29, 2017, when holders of 20 different PSI bonds—corresponding to a principal of EUR 25.5 billion, i.e., a participation rate of approximately 86%—agreed to swap their PSI securities for five new benchmark issues, maturing between 2023 and 2042. On February 8, 2018, the Hellenic Republic issued, through syndication, a new seven-year benchmark bond, raising EUR 3 billion at a re-offer yield of 3.5%. This development indicates an improving capacity of the Hellenic Republic to access market financing and an increasing probability that it will be in a position to timely build the intended cash buffer before the Third Program completion in August 2018 (Source: Athex Exchange Group, Press Release "Hellenic Republic—Press points for 7-year new Greek government bond", February 8, 2018). In this context, on March 14, 2018 Greece successfully auctioned a 12-month Treasury bill issue—the first issuance of this type since 2010—raising EUR 1 billion, with interest rate set at 1.25% (Source: Public Debt Management Agency, Announcement on the Auction results of 52 week T-bills, March 14, 2018).

        The completion, by the Hellenic Republic, of a debt swap, the issuance of the 7-year bond in February 15, 2018 and the 12-month T-bill in March 14, 2018 and foremost, the completion of the third review of the Third Program have been accompanied by a decline in 10-year Greek bond yields, to 4.0% in April 2018 from 4.9% in early December 2017 (Source: Bloomberg). Nevertheless, Greece's sovereign debt valuations remain sensitive to variations in volatility and risk premia internationally, as well as, to some remaining uncertainty regarding the timeliness and the completeness of conclusion of the Third Program and the effectiveness of the post-Third Program monitoring framework. Moreover, the long-term growth potential of the Greek economy and the effective support of structural reforms implemented in previous years to Greece's economic performance continue to remain uncertain.

        All major rating agencies responded to the considerable improvement in macroeconomic conditions in 2017. On June 23, 2017, Moody's upgraded Greece's sovereign bond rating to 'Caa2' and changed the outlook to positive, reflecting its view that the prospects for a successful conclusion of Greece's Third Program have improved, a development that raises the likelihood of provision of additional debt relief by the official lenders. On August 18, 2017 Fitch Global Ratings ("Fitch") upgraded Greece's sovereign rating by one notch to 'B-' and revised outlook to positive, while S&P also revised its outlook to positive on July 21, 2017, affirming, however, its 'B-' long-term sovereign rating on the Hellenic Republic (Source: Moody's, S&P Ratings and Fitch press releases on Greek Sovereign outlook).

        On January 19, 2018 and on February 16, 2018, S&P Ratings and Fitch upgraded Greece's sovereign bond rating to 'B' from 'B-', while on February 21, 2018 Moody's upgraded Greece's sovereign rating by two notches to 'B3' from 'Caa2', citing improvements in growth and fiscal outlook as the main drivers of their decision. Moreover, all major rating agencies maintained a positive outlook on Greece referring to a potential for rating upgrades in 2018 and 2019, if the improvement in macroeconomic trends, the additional targeted progress in fiscal adjustment and the scenario of a successful completion of the Third Program materialize. A successful build-up of a sovereign liquidity buffer in order to pre-finance future government debt repayments upon the country's exit from the Third Program has been referred as an additional factor which will be considered in assessing Greece's creditworthiness. However, the rating agencies also refer that the probability of new downgrades of the Hellenic Republic's rating could re-appear in the event of emergence of doubts about the country's commitment to maintain a sound fiscal position and implement important reforms or meet other obligations of the post-Third Program monitoring (Source: S&P Ratings, Fitch Global Ratings and Moody's press releases on Greek Sovereign outlook).

Uncertainties, risks and future prospects

        As regards Greece, the official projections for a strong economic recovery in 2018 of 2.0% year-over-year, on average, (Sources: European Commission Spring Forecast, May 2018 and IMF, World Economic Outlook, April 2018) continue to be subjected to downside risk related to the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus of 3.5% of GDP in 2018 and in 2019 (Source: Memorandum of Understanding, August 19, 2015) and the uncertainties regarding the path of transition to economic normalcy, following the end of the Third Program and the capacity of the economy to refinance its debt in the markets, in a sustainable way and at competitive terms. The timeliness of specification of new interventions on the Hellenic Republic's debt, along with the lines of relevant Eurogroup decisions, could also have an impact on liquidity conditions and general economic conditions.

        The projected recovery is expected to be supported by: i) improving sentiment compared to the previous year, which will support private sector spending and investment decisions; ii) positive tourism contribution, as indicated by favourable prospects for 2018, according to the latest developments in early bookings; iii) improving goods' export trends (9.6%, year-over-year in 2017 and 16.3% year-over-year in the first two months of 2018, excluding oil products, (Source: Bank of Greece, Developments in the Balance of Travel Services Press Releases, December 2017 and February 2018) and steadily positive trends in export orders until early-2018, supported by the strong economic growth in the Euro area; iv) business and public investment activity, enhanced by inflows of the Third Program funding, EU structural funds and the expected increase in public investment expenditure in 2018, compared to the previous year; v) a further normalization of liquidity conditions (reflecting, inter alia, additional progress in the clearance of government arrears and improving labor market conditions) and an acceleration in portfolio and foreign direct investment inflows, which has already become evident in 2017 and vi) a further easing of capital controls.

        Most of the above developments are supportive of an acceleration in GDP growth in 2018, however, medium-term growth prospects, the pace of improvement in the private sector financial position—especially of households and less competitive enterprises—and liquidity conditions, as well as, the exact timeline for lifting capital controls, remain uncertain. External factors related to the risk of a deterioration in financial or broader macroeconomic conditions in the euro area or globally, geopolitical risks and/or a further appreciation in energy prices could create considerable downside risks to Greece's economic performance.

        Moreover, there are still risks relating, inter alia, to Greece's short and longer term potential growth prospects, the sustainability of fiscal performance in longer time horizon without an additional cost to long-term growth potential, as well as, developments in global financial markets and the cost of risk internationally. Accordingly, the magnitude and timing of the potential confidence, liquidity and other macroeconomic benefits related to the provision of additional debt relief to Greece, assuming a successful completion of the Third Program by mid-2018, are difficult to gauge and may be less than anticipated or take considerable time to show. Moreover, the financial position of households and of a significant number of less competitive business units remains weak, imposing considerable challenges to the Greek banks' strategies for reducing the non-performing exposures and could slow the pace of improvement of liquidity conditions, weighing on the banking system's performance.

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

        In addition, capital controls and constraints on cash withdrawals in Greece are considered to have contributed to an increase of cashless transactions (higher use of credit, debit cards and electronic money transfers, which registered an increase of 36.2% year-over-year in 2015 and of 63.7% year-over-year, in 2016, according to the ECB, (Source: ECB, Payment Statistics, September 2017) and stabilized bank deposits (Source: Bank of Greece, Monetary and Banking Statistics). The negative impact on domestic demand from the three-week bank holiday in July 2015 and restrictive limits on financial transactions has been partially offset by the pre-emptive adjustment of the business sector (liquidity and inventory hoarding since the first half of 2015) and the near-doubling in the use of cashless payments in economy-wide transactions. Moreover, falling energy prices and a strong tourism season in 2015 (increase in tourism revenue of 5.5% year-over-year in 2015 or 0.4% of GDP annualized excluding second round effects, Source: Bank of Greece, Bulletin of Conjunctural Indicators, January—February 2018) also absorbed a considerable part of the recessionary shock due to uncertainty and the capital controls. The impact on external transactions has been only transitory, with balance of payments data indicating a significant negative impact in the services revenue in the second half of 2015 and in 2016 (services revenue recorded a significant decline of 18.9% year-over-year and 10.4% year-over-year, respectively), which, however, reversed course in 2017 (Source: Bank of Greece, Balance of Payments Statistics).

        Capital controls were relaxed in 2017 and in early 2018, when the reduction of the deposit base of the Greek banking system showed signs of stabilization (total deposits increased by EUR 4.1 billion in 2017 and by EUR 2.7 billion in the first three months of 2018 (Source: Bank of Greece, Monetary and Banking Statistics).

        More specifically, the negative macroeconomic impact of capital controls—especially on external transactions—is estimated to have receded in 2017 and early 2018, as exemplified by the strong expansion in services receipts (13.2% year-over-year in 2017 and 6.8% year-over-year in the first two months of 2018) and the increase in the exports and the imports of goods, excluding oil, of 9.6% and 8.1% year-over-year, respectively, in 2017 and of 16.3% and 12.0% year-over-year, respectively in the first two months of 2018 (Source: Bank of Greece, Balance of Payments Statistics). The impact of capital controls on larger firm activity is estimated to have declined in 2017, as well, but remains evident in the external transactions of smaller firms. Survey data for the latter suggested that a still significant share of them continued to report in 2017 the existence of some binding restrictions from capital controls, despite their gradual loosening in the past two years. Moreover, there is also some indirect evidence reported by market sources that there is still a negative impact of capital controls on liquidity repatriation and the recorded export performance of the economy, with a significant number of exporting firms hoarding their liquidity abroad and avoiding repatriating the proceeds from their exporting activities.

        Most households do not appear to be considering capital controls and the remaining restrictions on cash withdrawals as a significant constraint to their spending decisions, as indicated by the sharp increase in the number and value of retail transactions made through cashless payment methods (Sources: Bank of Greece, Survey on capital controls and cash withdrawal restrictions, November 2017 and ECB, Statistical Data Warehouse, Payment Statistics Report, September 2017).

        The precise time horizon for completely lifting the capital controls remains uncertain. It is expected that the successful completion of the Third Program, a gradual normalization of liquidity conditions—related to the potential provision of additional debt relief to Greece, the country's financing through the issuance of government bonds and an acceleration in privatization proceeds, as well as the successful creation of the post-Third Program financing cushion for the Greek State, which will be partially deposited to the banking system—will result in the significant improvement of confidence, accelerating the inflow of returning deposits and paving the way for the full lifting of capital controls.

The Macroeconomic Environment and the Banking Services Sector in South Eastern Europe ("SEE operations", comprising Bulgaria, FYROM, and Romania)5

        The fundamentals and performance of the economies and the banking sectors of SEE operations improved on a large scale in 2017.

        Economic activity gained momentum and the banking sector performance improved in the SEE operations; however, the fiscal balance deteriorated and the current account deficit widened to still manageable levels.

        GDP growth accelerated to a post-global-crisis high of 6.0% in 2017—surpassing its long-term potential of 3.0% and the previous year's outcome of 4.5%. The acceleration was supported by both rising domestic and external demand. Private consumption remained the main engine of growth, underpinned by an expansionary fiscal policy stance (the fiscal deficit widened mildly to 2.1% of GDP in 2017 from 1.6% in 2016), improving labor market conditions and a rebound in credit activity (loans to the private sector increased by a 6-year high of 4.8% in December against a rise of 0.9% in 2016). On the other hand, exports of goods and services gained steam, mainly on the back of accelerating economic activity in SEE operations main trading partner—the euro area (GDP growth reached a 10-year high of 2.4% in 2017, up from 1.8% in 2016).

        Not surprisingly, despite stronger exports, the current account deficit widened to 1.9% of GDP in 2017 from 0.51% in 2016, due to unfavorable global oil prices and to, a large extent, the significant rebound in domestic demand. However, this negative development was not a cause for concern since

5
Source: Published data from the Central Banks and the National Statistical Agencies of the related countries and processed by NBG. The SEE operation weighted averages are based on NBG estimates of nominal EUR GDP in each country.

the current account deficit remained at manageable levels and the quality of its financing remains sound. Indeed, foreign direct investments continued covering the current account deficit for a fifth year in a row (116.7% in 2017).

        Amid a favorable operating environment, the fundamentals and the performance of the SEE operations banking sector improved in 2017. Indeed, the bottom line rose to an estimated EUR 1,868 million in 2017 from EUR 1,713 million in 2016. This performance was mainly underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 6.3% in FYROM and 13.0% in Bulgaria in December 2017). The downward trend in non-performing loans reflects strengthening economic activity and, to a large extent, significant write-offs and sales of problematic loans encouraged by central banks. Moreover, the capital adequacy ratio improved further (ranging between 15.7% in FYROM and 22.1% in Bulgaria in December 2017). The improved asset quality and solvency bode well for a strengthening recovery in lending activity, in view of the region's low penetration rate (loan-to-GDP ratios ranged between 27.4% in Romania and 50.9% in Bulgaria in December 2017), especially in the retail segment (retail lending-to-GDP ratios ranged between 14.8% in Romania and 22.7% in FYROM in December 2017), and adequate liquidity ratios (the SEE operations average loan-to-deposit ratio stood at 79.0% in December 2017—well below the 100% threshold).

        The fundamentals and performance of the economies and the banking sectors of SEE operations to remain strong in 2018.

        For this year, the IMF, in its April 2018 World Economic Outlook, expects economic expansion in SEE operation to slow to a still elevated level of 4.7%—still above its long-term potential of 3.0%—mainly due to a less accommodative policy mix against a backdrop of surging inflation and external imbalances.

        There are, however, downside risks to the SEE operations positive outlook, stemming mainly from tighter-than-initially-anticipated global liquidity conditions and weaker-than-initially-expected economic activity in the region's main trading, investing and financing partner—the euro area. Indeed, stronger-than-initially-expected growth momentum or inflation in the US could prompt the Fed to proceed with a faster or stronger monetary tightening than currently anticipated. Moreover, elevated geopolitical tensions (e.g. on the Korean peninsula and in the Middle East) and increased protectionism by the U.S. administration could create negative effects on the rest of the world growth—including the euro area. The SEE operations positive outlook could also be negatively affected by deteriorating investor confidence, in the event of renewed domestic political uncertainty and subsequent policy slippage.

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

        The following tables summarize the Group's off-balance-sheet arrangements, whose contract amounts represent credit risk, as at December 31, 2016 and 2017:

	2016	2017
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:(1)
Residential real estate	8	7
Commercial letters of credit	238	303
Standby letters of credit and financial guarantees written	2,852	2,828

Total	3,098	3,138

(1)
Commitments to extend credit as at December 31, 2016 and 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2017 are EUR 6,474 million (2016: EUR 5,613 million).

F.     Tabular Disclosure of Contractual Obligations

        Our contractual obligations as at December 31, 2017, can be summarized as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(EUR in millions)
Time deposits(1)	11,418	807	11	59	12,295
Long-term debt(1)	141	1,230	78	55	1,504
Operating lease obligations	13	14	8	12	47
Pension liability(2)	17	30	20	187	254

Total	11,589	2,081	117	313	14,100

(1)
Time deposits and long-term debt are calculated using contractual undiscounted cash outflows until maturity. Long-term debt includes the estimated interest payments on long-term debt obligations. Time deposits and long-term debt are discussed in Note 20 and Note 23 respectively, to the U.S. GAAP Financial Statements. Sights deposits were not included because they don't have contractual maturities.

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

        The Board's tasks, key responsibilities and authorities are set out in Greek Company Law 2190/1920, Greek Law 4261/2014, EU Regulation 468/2014, Greek Law 3016/2002, Greek Law 3864/2010, as in force, and the Relationship Framework Agreement between the Bank and the HFSF and in the Bank's Articles of Association and in the Corporate Governance Code which are available on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles.

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

        Furthermore, until July 22, 2016, pursuant to the Bank's participation in the Hellenic Republic Bank Support Plan Greek Law 3723/2008, the Hellenic Republic had the right to participate in the Board through the appointment of a representative. As the Bank no longer benefits from any support under the Hellenic Republic's Bank Support Plan, the Bank is no longer subject to the provisions of Greek Law 3723/2008 and the representation of the Hellenic Republic on the Bank's Board of Directors has been ceased.

        In June 2017, an Employees' representative was appointed as observer in the Board of Directors with all rights of a board member except voting rights. The Observer Employee Representative has consultation rights on the Human Resources and Remuneration Committee agenda, monthly access to the Chair of the Human Resources and Remuneration Committee to discuss proposals or matters of concern and the right to address the Human Resources and Remuneration Committee on request.

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

        The Board of Directors convenes as prescribed by Greek legislation, the Bank's Articles of Association and the Corporate Governance Code, as well as according to the provisions of the Amended Relationship Framework Agreement between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. The Board is convened (a) by the Chairman, upon invitation sent by the Board of Directors Secretary to the Board members at least three business days before the meeting. The invitation must clearly specify the items on the agenda, otherwise decisions cannot be reached unless all members of the Board of Directors' are present or represented at the meeting and no member objects to decision-making or (b) by the Chairman upon request by two members, within seven days from the submission of the written request, which should clearly specify the agenda of the Board meeting requested or (c) by the Chairman upon request of the HFSF representative within seven days from the submission of the request to the Chairman. In case the Board of Directors Chairman does not proceed with convocation of the Board upon request of two members or the HFSF representative within the above deadline or does not include in the invitation all proposed items on the agenda, then the two members or the HFSF representative respectively are able to convene the Board within five days from expiry of the above deadline of seven days. The invitation shall be notified to all Board of Directors members and to the HFSF observer.

        Any member may request the Chairman to include one or more items on the agenda of the next Board of Directors' meeting. Two or more members may require the Chairman to include one or more items on the agenda of the next Board meeting. The HFSF representative also has the right to include items on the agenda and, to that end, must send to the Chairman of the Board of Directors in writing, the proposed/additional items at least two business days prior to the date of the Board meeting. The Chairman of the Board of Directors must include those items on the agenda of the scheduled Board of Directors' meeting.

        The Board of Directors forms a quorum and validly deliberates when one half plus one of the Board of Directors are present or represented, but under no circumstances may the number of Directors present be less than five. The Articles of Association describe in detail the requirements of Directors' representations for valid resolutions adoption.

        In the context of further enhancing the efficient operation of the Board of Directors, in mid-2016 the Bank proceeded with the implementation of a special Board Secretariat system to further support operation of the Board of Directors. A new upgraded Board Secretariat System was installed in February 2018. The use of this system has enhanced procedures for providing Board of Directors members with appropriate information and notifications, accessing remotely the Board's and Board

Committees' materials and facilitate exchange of opinions and commenting on issues placed under consideration of the Board of Directors and Board Committees and better monitoring of issues discussed by the Board of Directors and its Committees.

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

  •
  reviewing and approving the Group and the Bank's annual and interim financial report;

  •
  issuing Bonds of any type, with the exception of those for which the Bank's General Meeting is exclusively responsible in accordance with the Greek law;

  •
  approving and reviewing a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals;

  •
  approving the Bank's and the Group's Corporate Social Responsibility ("CSR") Policy; and

  •
  approving and reviewing the Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources and Remuneration Committee of the Board.

        Moreover, pursuant to Article 10 of Greek Law 3864/2010 (the "HFSF Law"), both as in force, as well as according to the Amended Relationship Framework Agreement entered into with the HFSF, the representative of the HFSF may, inter alia, veto the decision making process of the Board of Directors in relation to dividend allocation and remuneration of the Chairman of the Board of Directors and Board members, the Chief Executive Officer, the Deputy Chief Executive Officers as well as the General Managers and their substitutes. (See, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF—Powers of the HFSF" for the HFSF's powers).

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

        According to para. 1(b) of Article 9 of the Bank's Articles of Association, the General Meeting of the Shareholders is the sole corporate body vested with the authority to elect of the members of the Board of Directors and their substitutes, as well as to determine the independent non-executive members. Exceptionally, according to the provisions of para. 3 of Article 18 of the Bank's Articles of Association and para. 7 article 18 of Company Law 2190/1920 on Companies Limited by Shares, in the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board of Directors and his replacement by substitute Directors elected by the General Meeting is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be within the range prescribed by the applicable framework (currently at least nine).

        Moreover, according to Company Law 2190/1920 on Companies Limited by Shares, each shareholder can propose to the General Meeting of the shareholders one candidate for Board of Directors membership and this right (to propose one candidate to the General Meeting of the shareholders), is also given to the Board of Directors. To this end, according to the Bank's Corporate Governance Code, the Board of Directors, assisted by the Board of Directors' Corporate Governance and Nominations Committee ("CGNC"), proposes to the General Meeting candidate Directors on the basis of the Nominations Policy which requires them to meet the "fit and proper" criteria and not have any systematic conflict of interest with the Bank. It is not necessary for the Board of Directors to submit a separate proposal for the positions of Chairman of the Board and Chief Executive Officer.

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

        Finally, following the new provisions of the HFSF Law, the Bank has proceeded in the Amended Relationship Framework Agreement between the Bank and the HFSF, the amendment of internal rules, as for example the Bank's Corporate Governance Code. (See Item 4.B., "Business overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework").

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

        The Board of Directors and its Committees carried out their self-assessment concerning year 2017, as well as the performance assessment of the Board members on an individual basis, according to the provisions of the abovementioned Policy, through relevant questionnaires that include questions addressing the Bank's priorities, the applicable regulatory framework and best practices in corporate governance, and also with the use of the new Board of Directors secretariat Software. The said questionnaires have been completed by the members of the Board of Directors. The results of the self-assessment of the Board of Directors and its Committees are processed by the competent Board Committee, i.e. the Corporate Governance and Nominations Committee of the Board and the Chairman of the Board.

        In addition, during 2017 the HFSF performed its own evaluation of the Board of Directors, in collaboration with independent consultants and in accordance with Art. 10 of Greek Law 3864/2010 as amended and currently in force. In particular, as prescribed by Art. 10 of Greek Law 3864/2010 as in force, the HFSF, with the assistance of an independent consultant of international reputation and established experience and expertise, shall evaluate the Bank's corporate governance arrangements of credit institutions with which the HFSF has signed an Amended Relationship Framework Agreement. Specifically, Art. 10 of Greek Law 3864/2010 states that the evaluation involves the size, organization, structure, and allocation of tasks and responsibilities within the Board of Directors and its Committees in view of the business needs of the credit institutions, while the evaluation also extends to the individual members of the boards and the committees concerned.

        The results of the HFSF evaluation of the Board of Directors have been reviewed and discussed at the level of the Board of Directors by the competent Board Committee, being the Corporate Governance and Nominations Committee of the Board and the Bank has proceeded to corrective action which has been closely monitored.

        Board Committees have proceeded with updating their Annual Work Program and revising their Charters, while further Board Committees have developed Action Plan Tables which are closely monitored on a regular basis and which include information on further actions with which each Committee shall be proceeding in the coming period, and the timeline for each action, while Board Committees are monitoring developments taking place and revising the said documents with a view to ensuring that each Committee workings remain relevant and aligned with the requirements applying in each case. Further, emphasis has been placed on the Committees receiving regular briefings on the area of competence of each, like for example in the case of the Board Risk Committee, which now operates having a dual role and specific competence over Non-Performing Loans/Exposures (NPLs/NPEs), which receives special reports on NPLs and NPEs on a monthly basis.

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

        According to Article 10 of Greek Law 3864/2010, as in force, the representative of the HFSF can, inter alia, exercise his/her veto right in the Board decision making process with regards to the distribution of dividends and the remuneration policy for the Chairman of the Board of Directors, the Chief Executive Officer, the Deputy Chief Executive Officers and other Board members, the General Managers and their deputies. Compensation of the aforementioned persons shall in no case exceed compensation of the Governor of the Bank of Greece. For NBG, which received a capital injection from HFSF in 2015, the remuneration cap will be re-evaluated in line with the European Commission Banking Communication of August 1, 2013, point 38 and shall be prolonged until the end of the restructuring period. According to the HFSF Law as in force, it is prohibited for the Bank to award variable remuneration (bonuses) to the Chair of the Board, the Chief Executive Officer and other Board members or General Managers and their deputies, while the Bank participates in recapitalization programs. With regards to executive members of the Board, the Bank has adopted a Remuneration Policy which determines their remuneration within the broader context of determining senior executives' remuneration, and with the aim of promoting meritocracy and creating a culture and mentality of focusing on performance, while being aligned with the applicable framework. During 2017, no variable remuneration was granted to the Chairman and the executive members of the Board of Directors, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

        On June 30, 2017, following the proposal by the Board of Directors after relevant recommendation of the Board's Human Resources and Remuneration Committee and Corporate Governance and Nominations Committee, the Annual General Meeting of the Shareholders approved the remuneration of the members of the Board of Directors of the Bank for the fiscal year 2016, according to para. 2 of Article 24 of Company Law 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officers and the non-executive members of the Board of Directors until the Annual General Meeting of 2018. Additionally, the Annual General Meeting approved for the fiscal year 2016, the remuneration of the members of the Board of Directors for their participation at the Bank's Audit Committee, the Corporate Governance and Nominations Committee, the Human Resources and Remuneration Committee, the Board Risk Committee and the Strategy Committee, and determined their remuneration until the Annual General Meeting of 2018, as per the relevant regulatory framework.

Continuous Education and Training of Directors

        The Bank offers new Board members an introductory informative program, which includes a one-day induction program, covering among others issues concerning the Bank's corporate governance and organizational arrangements and including meetings with key executives of Bank. As part of the one-day induction program, new Directors are informed about governance, compliance, key developments at the Group level, matters concerning internal audit, finance and accounting. Further, upon their appointment, new Board members are provided with detailed material that includes a manual prescribing basic rights and obligations of Board members in accordance with applicable legislation, the Bank's key policies, as well as all other relevant documents concerning for example obligations of the Bank deriving from the Amended Relationship Framework Agreement with the HFSF and the Commitments which are monitored by the Monitoring Trustee. Further, there are briefings of the Board by Bank's competent executives on matters with which Directors shall familiarize themselves, for example concerning developments in the applicable corporate governance framework, on risk related issues, on issues concerning non-performing exposures, while also external trainings can take place as may be deemed appropriate, for example the training of the Board members on Cyber Security, Financial Crime and the Macroeconomic Environment as well as the training of the Audit Committee members which was carried out by the Bank's external auditors specifically on the upcoming changes in the financial reporting standards as per IFRS 9.

Board of Directors Structure

        Pursuant to Greek Law 3864/2010 and the Amended Relationship Framework Agreement between the Bank and the HFSF, the HFSF participates in the Board of Directors through the appointment of a representative. Ms Panagiota Iplixian was appointed on March 30, 2017 as the new Representative of the HFSF on the Board of Directors, in replacement of Mr. Panagiotis Leftheris who had been previously appointed as Representative of the HFSF on the Board of Directors, in replacement of Mr. Haris Makkas who submitted his resignation. The HFSF representative is entitled to participate in the Board Committees and committees which do not solely comprise executive members, and has the rights and authorities prescribed by Greek Law 3864/2010 as in force and the Relationship Framework Agreement between the National Bank of Greece and the HFSF.

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

        Regarding the rights of the representative of HFSF, see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework".

        Moreover, in June 2017, an Employees' representative was appointed as Observer in the Board of Directors with all rights of a board member except voting rights. The Observer Employee Representative has consultation rights on the Human Resources and Remuneration Committee agenda, monthly access to the Chair of the Human Resources and Remuneration Committee to discuss proposals or matters of concern and the right to address the Human Resources and Remuneration Committee on request.

        The current Board of Directors, whose term expires in 2018, re-constituted into a body at the meeting of the Board of Directors on May 4, 2018.

        The following changes took place during 2017 and to the date of this Annual Report:

  •
  On May 4, 2018, at the meeting of the Board of Directors, the Board of Directors accepted the resignation of the Bank's Chief Executive Officer, Mr. Leonidas Fragkiadakis. Consequently, in accordance with Article 21 of the Bank's Articles of Association, the Board of Directors unanimously resolved upon its reconstitution into a body and upon the appointment of Mr. Paul Mylonas, Deputy Chief Executive Officer as Acting Chief Executive Officer until the Annual General Meeting of Shareholders of year 2018.

  •
  On April 23, 2018, the Board of Directors elected Mr. Andrew McIntyre as new independent non-executive member of the Board of Directors. On February 28, 2018, Mr Petros Sabatacakis submitted his resignation as independent non—executive member of the Board of Directors.

  •
  On January 31, 2018, during the Board of Directors session, the stepping down of Mr. Mike Aynsley from the position of independent non-executive Board member was announced.

  •
  On December 27, 2017, at the meeting of the Board of Directors, Mr. Panayotis (Takis) Aristidis Thomopoulos submitted his resignation from the position of non-executive member and Chair of the Bank's Board of Directors. By decision of the Bank's Board of Directors during its session taking place the same day, the Board resolved upon its reconstitution into a body and upon the appointment of Mr. Costas Michaelides as new non-executive Chair of the Board.

  •
  On November 1, 2017, the Board of Directors elected Mr. Costas Michaelides as new non-executive member and Vice-Chair of the Board of Directors.

  •
  On June 19, 2017, the non-executive member of the Board of Directors, Mr. Spyros Lorentziadis, informed the Board of Directors about his resignation, which came into force on June 30, 2017.

  •
  On June 7, 2017, at the meeting of the Board of Directors, Mr. S. Koukos submitted his resignation from a non-executive member, and henceforth participates in the Board of Directors as Observer, Representative of the Employees of the Bank.

  •
  On March 30, 2017, Ms Panagiota Iplixian was appointed as the new Representative of the HFSF on the Board of Directors, in replacement of Mr. Panagiotis Leftheris.

        The following table sets forth the current Board of Directors:

Name	Position in Board	Start of Term	End of Term	Profession/ Main Expertise, Experience
Board of Directors of the Bank
Costas Michaelides	Chair (Non-executive Member)	December 27, 2017	2018	Chair of the Board
Executive members
Paul Mylonas	Acting Chief Executive Officer—Deputy Chief Executive Officer	May 4, 2018 June 19, 2015	2018	Acting Chief Executive Officer—Deputy Chief Executive Officer
Dimitrios Dimopoulos	Deputy Chief Executive Officer	June 19, 2015	2018	Deputy Chief Executive Officer
Non-executive members
Eva Cederbalk	Member	December 27, 2016	2018	Banking Experience
Independent non-executive members
Claude Piret	Member	November 2, 2016	2018	Independent Non-Executive Expert Member as prescribed by Art.10 of Greek Law 3864/2010 as in force. Risk experience/ Financial Services
Haris Makkas	Member	July 28, 2016	2018	Economist / Financial Services
Marianne Økland	Member	June 29, 2016	2018	Independent Non-Executive Expert Member as prescribed by Art. 10 of Greek Law 3864/2010 as in force Financial Services / Shipping
Andrew McIntyre	Member	April 23, 2018	2018	Independent Non-Executive Expert Member as prescribed by Art.10 of Greek Law 3864/2010 as in force. Risk and Financial Audit Expertise
Representative of the HFSF (Greek Law 3864/2010)
Panagiota Iplixian	Member	March 30, 2017	2018	Economist
Board and Board Committees' Secretary
Panagiotis A. Dasmanoglou		January 28, 2014	2018	General Manager-Group Chief Compliance and Corporate Governance Officer

        During 2017 the Board of Directors convened 23 times in total.

        During 2017 the Bank's Board Committees convened 51 times in total.

        30.0% (3 out of 10) of the Board Members are women.

        A budget exists for the Board.

        Directors' short curriculum vitae have been posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

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

Chairman

        Costas Michaelides, born 1949, was elected Chairman of the Board of Directors of NBG in December 2017, and possesses excellent experience of over 30 years in international banking, having served in a number of prominent managerial positions in international credit and financial organizations.

        During the period 2013–2015 he served as Global Head of Strategic Change at UBS A.G., while from 2005 to 2013 he was EMEA Chief Operating Officer at Credit Suisse A.G. Prior to that, he served as EMEA Chief Operating Officer at Credit Suisse First Boston (2000–2005), International Chief Operating Officer at Donaldson, Lufkin & Jenrette (1999–2000) and EMEA Chief Financial Officer (1988–1994) and Chief Administrative Officer (1994–1999) at Merrill Lynch. He has also been Treasurer at Salomon Brothers (1986–1988) and has served in various senior financial positions at ExxonMobil.

        Mr. Michaelides holds an MBA in Finance from Columbia Business School, a Doctorate in Economics and International Affairs from the University of Denver, and a BA in Economics and Political Science from Ripon College.

Chief Executive Officer

Acting Chief Executive Officer

        Paul Mylonas, born 1958, is the Bank's Acting Chief Executive Officer, in accordance with resolution of the Board of Directors as of May 4, 2018, up until the Annual General Meeting of Shareholders of year 2018, and Deputy Chief Executive Officer of the Group as appointed in June 2014. The following Executives and Divisions of the Bank report directly to Mr. Mylonas: General Manager—Chief of Operations, General Manager of Corporate Special Assets, Assistant General Manager—Retail Collections, Assistant General Manager—Group Strategy, Economic Analysis Division, Procurement Division. Direct reports are the COO, the Troubled Assets Unit, Retail Collections, Group Strategy, Economic Analysis and the Procurement Division. From December 2013 to June 2015, he also acted as Chief Risk Officer for the Group. He is a Member of the Executive Committee and of the Asset and Liability Committee (ALCO). He is Vice Chairman of the Board of Directors at Ethniki Hellenic General Insurance S.A., and serves as a member of the Board of Directors of NBG Cyprus Ltd. In July 2012, he was appointed General Manager of Strategy and International Operations. From December 2010 until July 2012, he served as General Manager of Strategy and Governance. From April 2004 to December 2010, he was General Manager of Strategy and Research, Head of Investor Relations and Chief Economist of the Group, which he joined in 2000. Before joining the Bank, he worked as Senior Economist at the OECD (1995–2000) and at the IMF (1987–1995) and was visiting Assistant Professor at Boston University (1985–1987). He holds a PhD in

Economics from Princeton University and a BSc in Applied Mathematics Economics (Magna cum Laude and Phi Beta Kappa) from Brown University.

Former Chief Executive Officer

        Leonidas Fragkiadakis, born 1966, was the Chief Executive Officer of the National Bank of Greece Group from March 2015 until May 4, 2018. He joined the National Bank of Greece in 1996 and he was responsible for the Derivatives Division. He served as the Group Treasurer from 2003 to 2009 and in 2009 was also appointed General Manager of Treasury and Global Markets. Prior to joining the Bank, he worked at Credit Suisse First Boston, New York, as a trader with extensive experience in derivative products on foreign exchange, interest rates and emerging market bonds. He holds a Bachelor's Degree in Economics from Trinity College, Cambridge University and an MBA from the Wharton School of the University of Pennsylvania.

Deputy Chief Executive Officers

        Paul Mylonas—Acting Chief Executive Officer and Deputy Chief Executive Officer (see the curriculum vitae above)

        Dimitrios Dimopoulos, born 1947, was elected Executive Member of the Board of Directors and Deputy CEO of the National Bank of Greece (NBG) in June 2014, overseeing its Corporate, Retail and Investment Banking divisions, as well as Group Marketing & Communication. He is also a member of NBG's Executive Committee. He was appointed General Manager of Corporate Banking at NBG in February 2008, and also served as Chairman of the Board of Directors at Ethniki Hellenic General Insurance S.A. from July 2012 until March 2016. He joined NBG in 1975 as Director of the Large Corporate Division, and was involved in corporate financing as well as project financing of investments in infrastructure, energy and tourism sectors. He is also NBG's permanent representative on the Board of Directors of the Athens Chamber of Commerce and Industry. He holds a Bachelor's degree in Economics and Political Sciences from the Aristotle University of Thessaloniki and a postgraduate degree in Economics from the University of East Anglia, United Kingdom.

Key Management of major subsidiaries

        Diomidis Nikoletopoulos, born 1964, is the Chief Executive Officer and Chairman of the Board of Directors of Stopanska Banka. He joined the Bank in 2009, after having a successful career in top managerial positions in Laiki Bank, AspisBank, EFG Eurobank, as well as a long term career in KPMG Athens. Diomidis Nikoletopoulos holds an MSc in Marketing Management from Derby University, UK and a BS in Business Administration from Athens University of Economics and Business. He has attended various seminars and training courses in many countries and in different business subjects and he is also a member of the Management Board of the Academy of Banking and IT, as well as member of Greek Economic Chamber and the Institute of Chartered Accountants.

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

        Christos Christodoulou, born 1976, was appointed Chief Executive Officer and Executive Member of the Board of Directors of the National Bank of Greece (Cyprus) Ltd in November 2017. He also holds the position of Director of NBG Greek Fund Ltd and is a member of the Board of Directors of Ethniki Insurance Cyprus Ltd and Ethniki General Insurance Cyprus Ltd. Mr. Christodoulou has extensive knowledge in the financial services industry. He started his career in consulting with Hacker

Young Chartered Accountants in London, UK. In 2003 he joined the Finance Division of Eurobank in Greece, and in 2007 he moved to the National Bank of Greece where he held the position of Financial Controller of the Group's South East European and African operations. During this period he participated in various corporate finance and mergers & acquisitions projects in developing markets. In 2015 he was appointed Chief Financial Officer and member of the Executive Management Committee of the United Bulgarian Bank, the subsidiary of NBG in Bulgaria up to June 2017. Mr. Christodoulou is a graduate of the English School in Nicosia, Cyprus and holds a BSc (Hons) degree in Economics from the University College London. He is a Fellow Chartered Accountant and a member of the Institute of Chartered Accountants of England and Wales.

General Managers

        The General Managers, currently 11 in number, each report to the Chief Executive Officer and Deputy Chief Executive Officers and are responsible for:

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

        The General Managers are as follows:

        Panagiotis Dasmanoglou, born 1963, has been an executive at the National Bank of Greece since 1990. In December 2016 he was appointed General Manager of Group Compliance and Corporate Governance. He is also a member of the Executive Committee. In June 2015 he was appointed Assistant General Manager of Group Compliance and Corporate Governance, while previously, since September 2013 he served as Assistant General Manager of Group Compliance. In January 2014 he was elected Secretary of the Bank's Board of Directors and of its Committees. Since July 2009 he served as Director of the Group Compliance Division, and he was responsible for the Group's compliance with the legislative and regulatory framework. In his various positions as a lawyer at the Bank in the past, he handled significant matters concerning integration of European banking legislation in the Bank's processes, domestic and international credit operations, and mergers and acquisitions activity, thereby gaining substantial experience across a broad spectrum of banking operations. For a number of years, he has been an active participant in the workings of the Hellenic Bank Association and the European Banking Federation, and specifically on the committees for international banking issues, compliance, consumer issues, anti money laundering, derivatives and repos. Mr. Dasmanoglou serves on the board of the Hellenic Ombudsman for Banking and Investment Services and on the boards of directors of several NBG Group companies, including as Vice Chairman at the Ethniki Hellenic General Insurance S.A., at National Securities S.A., and NBG Asset Management S.A., and as Board member at Ethniki Factors S.A. He holds a law degree (LL.B) from the University of Athens Law School and a Master's degree in European Law from the University of Brussels, as well as international executive certifications in international banking law, compliance and banking management from the INSEAD Graduate Business School.

        Dimitrios Kapotopoulos, born 1951, was appointed General Manager of the Corporate Banking Division of the National Bank of Greece in July 2015. He is also a member of the Executive Committee. He has under his supervision the Bank's Shipping Department and he has been appointed as a member of the Board of Directors of Ethniki Leasing. He joined NBG in 1978, initially at the Branch Network. From 1982 until 1992, he served as a credit analyst and has played a constructive role in setting up the Large Corporate Division of the Group in 1993; he was appointed Deputy Director of the division in May 2008. From October 2010 to July 2015, he was Director of the Structured and

International Finance Division of NBG. Since February 2014 he served as Assistant General Manager of Corporate Special Assets at the National Bank of Greece. He has been extensively involved in the fields of credit analysis, corporate banking and international credit. He holds a Bachelor's Degree in Economics from the Aristotle University of Thessaloniki and has attended several business seminars and workshops in finance and in banking operations.

        Ioannis Kyriakopoulos, born 1959, was appointed Chief Financial Officer of the Group in September 2015. He is a member of the Executive Committee, the Asset and Liability Committee (ALCO) and the Disclosure and Transparency Committee. He is also Vice Chairman of the Board of Directors of NBG Pangaea and a member of the Board of Directors of the Hellenic Exchanges-Athens Stock Exchanges SA. He worked at the Bank from 1977 until January 2012 when he joined the HFSF as its Chief Financial and Operating Officer. At the Bank he served as Deputy General Manager of International Activities from April 2011 to January 2012 and as Deputy Chief Financial Officer from April 2009 until April 2011, while from August 2002 to April 2009, he was the Director of the Financial and Management Accounting Division. He holds a BSc in Mathematics and a BSc in Economics from the University of Athens and an MSc in Statistics and Operational Research from Loughborough University in the United Kingdom.

        Nelly Tzakou Lambropoulou, born 1962, is General Manager of Retail Banking at the Bank since July 2013. She is responsible for Retail Products, Retail Segments and Distribution networks including physical Branch Network and Digital Channels of the Bank. She is a Member of the Senior Executive Committee of NBG and the ALCO. Since December 2012, she held the position of General Manager, Group Head of Operations, Business Processes and IT at the Bank. She is Chairman of the Board of Director at the National Securities S.A.; Vice Chairman of the Executive Committee at the Hellenic Bank Association; Chairman of the Digital Banking Committee at the Hellenic Banking Association; Vice Chairman of the Board of Director at DIAS S.A. (Greek ACH); a member of the Board of Director at the Athens Chamber of Commerce and Industry, Ethniki Factors S.A and Mastercard Europe Advisory Board. Moreover, she is a member of EFMA Operational Excellence Advisory Council, as well as a member of Junior Achievement Greece. She holds a Bachelor's Degree in Economics from the University of Piraeus and an MBA from the University of Wales & Manchester Business School.

        Marinis Stratopoulos, born in 1964, was appointed General Manager of International Activities at the National Bank of Greece S.A. in April 2014. From August 2010 until December 2014 he served as CEO and Chairman of the Board of Directors of NBG's subsidiary in Romania, Banca Romaneasca S.A. From February 2007 until August 2010 he served as CEO and Chairman of the Executive Board of the Serbian subsidiary Vojvodjanska Banka A.D. During 2005–2007 he worked as General Manager at the National Bank of Greece A.D. Beograd. From 2001 to 2005 he worked as Chief Executive Officer and Chairman of the Board of Egnatia Bank (Romania) S.A. and Chairman of the Board of Directors of Egnatia Leasing (Romania) S.A., while in the period January–June 2005 he was Deputy General Manager at Egnatia Bank S.A. During the years 1999–2000 he held managerial positions in Piraeus Bank S.A. and Prime Bank S.A. From 1993 to 1999 he worked at Xiosbank S.A. as Director in the Corporate Banking Department. He is Chairman of the Board of Directors of Banca Romaneasca S.A., Stopanska Banka A.D Skopje, and NBG Leasing IFN S.A. (Romania) and Deputy Chairman of the Board of Directors of NBG Cyprus Ltd. He holds a degree in Business Administration from the American College of Greece (Deree College) and a Master of Science in Finance from Lancaster University UK.

        Petros Fourtounis, born 1955, was appointed Group Human Resources General Manager at the National Bank of Greece in June 2015. Previously, he was Group Chief Audit Executive at the Bank from July 2010 until January 2014, when he was appointed General Manager of Corporate Special Assets of the Bank. He is a member of the Economic Chamber of Greece and the Institute of Internal Auditors. He has been extensively involved in the fields of audit, corporate—project financing and international credit. From 2002 to 2010, he held the position of Director in the NBG Divisions of Corporate Banking, Structured and International Finance and Group International Credit. In the period 1984–1999 he worked as Internal Auditor for branches, administration units and subsidiaries of the Bank in Greece and abroad. He joined NBG in 1975 and until 1984 he worked in the branch network of the bank. He has been a member of the Board of Directors and Executive Credit Committees of several NBG subsidiaries, and he was actively involved in the due diligence procedures of foreign bank acquisitions by NBG. He holds a Bachelor's Degree in Economics from the University of Macedonia, Economic and Social Sciences and a Certification in Risk Management Assurance (CRMA) from the Institute of Internal Auditors Global (IIA Global).

        Nikolaos Christodoulou, born 1965, was appointed Chief of Operations of NBG in September 2016. In September 2013 he was appointed Group Chief Information Officer. Before joining NBG in November 2011, he was a Partner at Accenture, the global consulting and technology firm, where he headed the Management Consulting Unit and the Financial Services Unit in Greece. He is member of the Board of Directors of Banca Romaneasca. He has served as member of the Board of ICAP S.A. and member of the Advisory Committee of Attica Ventures. He has been Chairman of the Greek Information Society Observatory for 4 years and Chairman of the Digital Aid S.A. for 2 years. He holds a Bachelor's degree in Electrical and Computer Engineering from the National Technical University of Athens, an MBA from Warwick Business School, UK and a PhD in Decision Systems from the National Technical University of Athens. He has also worked as a Research Associate at INSEAD and at the National Technical University of Athens.

        Ioannis Vagionitis, born 1960, was appointed General Manager of Group Risk Management (Chief Risk Officer) in September 2017. Since April 2017 he was General Manager—Chief Credit Officer, and previously, in July 2015, he was appointed Assistant General Manager—Chief Credit Officer. He has served as a Board Member of Finansbank from January 2014 up to June 2016 and he was member of the Risk Management Committee, the Audit Committee and the Credit Committee of Finansbank. From October 2010 up to November 2013 he was Head of Corporate Banking—Large Corporate Division of NBG. Additionally, he has served as a Board Member of NBG Factors. From May 2008 up to October 2010 he was Head of Credit Division and International Credit Division of NBG Group, while from October 2006 up to May 2008 he was Head of Credit Division of National Bank of Greece. Mr. Vagionitis joined National Bank of Greece in 2004 under the Group Risk Management Division. He worked for HSBC Greece for over ten years (1992–2003). He also held executive level positions in the field of corporate banking at the Bank of Cyprus (2003–2004). Mr. Vagionitis holds a BSc and an MSc in Mechanical Engineering from the University of Manchester Institute of Science & Technology ("UMUST") and an MBA from Manchester Business School.

        Constantinos Vossikas, born 1968, was appointed General Manager of Corporate Special Assets in April 2017. He was appointed Assistant General Manager of Corporate Special Assets in July 2015. He joined NBG in 2005 as a Credit Risk Manager for Group Risk Management and subsequently as a Senior Credit Officer for Credit Division. From 2010 to 2013, he served as Director of NBG Group International Credit, and in 2013 he was appointed Assistant General Manager and Chief Credit Risk Officer. He has been a member of Supervisory Boards of NBG Group International Subsidiaries and NBG Group Senior Credit Committees. Before joining NBG, during the period from 1994 to 2005, he worked in the Corporate Banking Departments of Midland Bank as a Credit Officer and Egnatia Bank, where he held the position of Head of Corporate and Investment Banking. During the period from 1990 to 1994 he worked in the audit departments of Moore Stephens and Arthur Andersen, participating in external and internal audits for companies operating in various sectors of the Greek economy, such as valuations and feasibility studies. Mr. Vossikas is a Certified Public Accountant, member of the Institute of Certified Public Accountants in Ireland, holds a B.Sc. in Accounting and Finance from Deree College and has participated in many seminars held in Greece and abroad.

        George Kaloritis, born 1964, was appointed Assistant General Manager and Chief Audit Executive of the Group in January 2014 and General Manager and Chief Audit Executive in June 2017. He joined the Bank in 2006 as a Director of Internal Audit responsible for the areas of operations, compliance, information systems and several other support functions of the Group. He was in charge of the project team responsible for the integration of the Group's Internal Audit Units, the development of a common methodology according to the Institute of Internal Auditors(IIA) standards and the implementation of a fully integrated system Enterprice Governance, Risk and Compliance (EGRC) for the automation of the audit activities. Before joining the Group he served as the Corporate Security Officer at Eurobank (2003–2006) and as a partner responsible for the Enterprise Risk Services practice at Deloitte Greece (1996–2003). He started his career in the USA where he served in various managerial positions at Price Waterhouse's Management Consulting Practice in New York and at AT&T's Information Technology Strategy & Data Architecture Unit (1990–1996) in New Jersey. He served as the President of the Board of the Hellenic Institute of Internal Auditors (2013–2015) and has also served as the Vice President of the Hellenic Information Systems Audit and Control Association (2002–2004). He holds an MBA degree in Executive Management from Saint John's University of New York, an MA in Management Information Systems and a BA in Computer Science and Economics from Queens College of the City University of New York. He is a Certified Internal Auditor (CIA) and a Certified Information Systems Auditor (CISA).

        George Triantafillakis, born 1957, was appointed General Manager of Legal Services of NBG Group in April 2017, with responsibilities for the supervision and coordination of activities of the Legal Services Division and external lawyers providing services to the Bank. Since 2012 he held the position of Director of the Legal Services Division and since 2017 he has been the Chairman of the Legal Council of the National Bank of Greece, and since 2017 he has been the Chairman of the Legal Council of Hellenic Bank Association. Since 1992 he has been an attorney at law practicing before the Supreme Court of Justice of Greece. During his service in the Bank's Legal Services division, he represented the Bank before high courts, arbitration tribunals and authorities, with respect to significant legal cases in Greece and foreign jurisdictions, involving matters of banking law, criminal law, capital markets law, competition law, European and commercial law. He is a Professor of Commercial Law and teaches at the National School of Judges. He was member of Competition Commission (for 10 years), as well as a member of legislative committees and legal science societies. He has published monographs, scholarly and university books, and commercial law articles, and he was elected as vice chairman of the board of Association of Greek Commercialists. He is graduate of the University of Athens Law School (with honors) and holds a doctoral degree in commercial law from the German University of Tübingen Law School.

Deputy General Managers

        Ioanna Katzilieri Zour, born 1961, was appointed Deputy General Manager in Group Communications and Marketing in December 2012. She is also a member of the Compliance and Reputation Risk Committee. She joined the Bank in 2006 as Deputy General Manager in Retail Banking after having served as Deputy General Manager of Strategic Marketing at Eurobank. She has also worked for Millennium Bank as Deputy General Manager, responsible for various divisions including branch network, mortgage lending, alternative channels and marketing (1999–2004). She has also served as Marketing Director in Wind Telecommunications (1998–1999) and Pepsico Ivi (1995–1998) and started her career working at Procter & Gamble in 1989. She holds an MSc in Economics from the London School of Economics and a BSc in Economics from Bristol University.

        Vassilis Kavalos, born 1958, was promoted to Group Treasurer in June 2015. Since June 2017 he has also been the Bank's Liaison to the Committee for Approval of Banking Transactions that oversees the enforcement of the Capital Controls Legislative Act, as well as the chairman on the Bank's subcommittee authorized for approving capital outflows for commercial purposes. From 2011 to 2015 he was the Corporate Treasurer with the primary task of ensuring the necessary liquidity and its efficient allocation within the Group, while prior to that he was the Deputy Manager of trading since 2008. From 1999 until 2005, following the request of the Ministry of Finance, he was detached to the Public Management Debt Agency where he participated in the instituting and operating of the Funding Department. In 1997 he became the head of sovereign bond trading desk in the Group's dealing room, of which he was a staff member, through a selection process, since 1991. He joined the Group in 1981, after passing a public examination, and the following years he worked at the international trade and credit departments. He holds a BSc in Business Administration of Deree College of the American College of Greece and is a certified Portfolio Manager by the Bank of Greece.

        Vassilis Karamouzis, born 1977 was appointed Assistant General Manager of Corporate and Investment Banking at the National Bank of Greece in September 2017. Before joining NBG, he worked for 8 years (2009–2017) at HSBC in various managerial positions starting from HSBC in Greece as Head of Global Market Sales and Debt Capital Markets for Greece and Cyprus and later he moved to HSBC in London, UK, where he worked as the Head of Structured Finance Origination for Southern Europe and Capital Financing for Greece and Cyprus, and more recently as Managing Director, Member of EMEA Financing Management and Head of Investment Banking Greece and Cyprus. He started his professional career in 2001 at Deutsche Bank in London, where he stayed until mid-2009. Initially he worked in Hedge Fund Sales, while in the period 2006–2009 he held the position of Head of Foreign Exchange and Commodities Sales for Greece and Middle East. Vassilis Karamouzis holds an MSc in Finance from Birkbeck College, University of London and a Bachelor degree in Economics from the University of Piraeus.

        George Koutsoudakis, born 1965, was appointed Deputy General Manager of Corporate Banking in the Group in January 2014. Just before joining the Group during 2013 he was an advisor to the management of Alpha Bank and from May 2017 onwards, he was Deputy Commissioner of Probank. During the period from 2007 to 2012 he worked at Emporiki Bank (Group Credit Agricole) as General Manager, Head of Enterprises, Investment & Private Banking. During the period 2002 to 2007 he was Deputy General Manager at Geniki Bank (Group Société Generale). Prior to that he had worked in the field of investment banking for ETEBA (within the Group) from 1996 to 2001 and Alpha Finance (of the Alpha Bank banking group) from 1990 to 1996. He has held various positions on Boards of Directors, while currently he is a non executive member on the Board of Directors of Probank Leasing, Ethniki Factors. In the past he has also served on the Boards of Finans Bank, HRAF, Apivita s.a., and Forthnet. He holds a BSc Economics Honors Degree from Queen Mary College (University of London).

        George Maligiannis, born in 1961, was appointed Deputy General Manager of the Retail Collection Unit in April 2016. From July 2013 to April 2016 he held the position of Deputy General Manager of Household Lending in NBG Group and was responsible for Mortgage Credit, Consumer Finance and Credit Cards divisions. Since November 2011, he held the position of Manager in the Mortgage Credit Division. He has been with NBG Group since 1999 and has more than 30 years of banking experience. Before joining the Group, he worked for the Mortgage Bank of Greece in the IT Department, in the Branch network and from 1989 to 1998 as Manager in the Vancouver Representative Office, in Canada. He has a Bachelors degree in Economics from the University of Athens and holds a Masters' Degree in Business Administration from Simon Fraser University, Canada. He is also an Associate with the Institute of Canadian Bankers.

        Vassilis Mastrokalos, born 1963, was appointed Assistant General Manager of Group Strategy in June 2015. He started his professional career at the Group in February 1984. Initially, he worked at the branch network and from 1991 to 2008 at various Desks of the Group Treasury (Foreign Exchange, money markets, capital markets, derivatives), reaching to the position of Head of Trading. During the period 2009–2012 he served as Deputy Director General of the Public Debt Management Agency and from January 2013 to May 2015 he was Head of the Group Debt Issuance and Management Sector. He holds a Bachelor's degree in Economics from the University of Athens and a Master's degree in Economics from the University of Essex (UK).

        Konstantinos Bratos, born 1956, was appointed Assistant General Manager, Corporate Workout & Remedial Management at NBG in April 2016. From December 2013 Mr. Bratos held the position of Assistant General Manager of International Activities, having served as a manager of this Division since April 2012. Mr. Bratos has been the Chairman both of NBG Malta Holdings Ltd and NBG Bank Malta Ltd since 2009. He is also Deputy Chairman of the Board of Directors of Banca Romaneasca. From 2005 to 2010 he was Manager of International Network Division at NBG. From 2002 to 2005 he held the position of Second General Manager at Stopanska Banka. From 1992 to 2002 he also served as Deputy Manager at the NBG branch in Boston and after that he became Manager at the NBG branches in Belgrade, Sofia and Bucharest. From 1984 to 1992 he worked in the Audit Division at NBG which he joined in 1975 and until 1984 he worked in the branch network of the Bank. Mr. Bratos holds a BSc in Economics from the University of Piraeus, as well as a MSc in Economic Management, specialization in Marketing Management from Burgas University (Bulgaria).

        Dimitrios Pavlineris, born 1959, was appointed Assistant General Manager responsible for Bank's the Branch Network in April 2016. He joined the National Bank of Greece in 1978. Since then he has worked at the Branch Network. He has extensive knowledge and experience in banking activities and in Managing Branches of all categories. As a Regional Manager responsible for a significant number of Branches, he has contributed to achieving the Bank's objectives and implementing policies and guidelines. He holds a degree from the Graduate School of Industrial Studies of Piraeus, and a Cambridge Certificate of Proficiency in English. He is also a member of the Economic Chamber of Greece.

        Vassilis Skiadiotis, born 1961, was appointed Assistant General Manager Retail Banking in June 2015; he is responsible for Private Banking, Cards Division, Digital Channels, Retail Banking, Corporate Key Account Services, Business Banking & Retail Loans Division,. From 2011 to 2015, he headed the Global Markets Division. He joined the Group in 1984. Until 1991 he served in the retail network holding different positions in various departments. During the years 1991–2015 he was selected to work for the Group Treasury, General Division. In 2004 he participated in the INSEAD Inter Alpha Banking Program as one of NBG's representatives. He is a member of the Board of Directors at NBG Asset Management (Mutual Fund Management Company), at the NBG Staff Self Insurance Fund, as well as vice president of NBG Insurance Brokers. He holds a Bachelor's Degree in Civil Engineering from the National Technical University of Athens and a postgraduate degree in banking from the Hellenic Open University. He is a certified Portfolio Manager by the Bank of Greece.

        George Frangou, born 1964, was appointed Deputy General Manager–Head of Group Real Estate at the Bank in March 2014. From March 2000 to December 2013, he has held several management positions within Eurobank EFG Group, where he served as Finance & Administration Director of EFG e-Solutions (e-Banking, e-commerce b2c), Head of Real Estate–Greece and later for the Group's International Activities. During the period 1993–2000 he held various managerial positions at Johnson & Johnson and Metaxa S.A. He has extensive experience in the areas of real estate, operations & project management, finance and IT. Has led reorganizations, with a long track record in leading teams, and setting-up new units and ventures in Greece and South Eastern Europe (green field operations). He holds a Bachelor of Science in Economics from the Athens University of Economics &

Business and a Masters Degree in Business Administration (MBA) from California State University, Bakersfield (USA).

B.    Compensation

        During 2017, total remuneration to the Bank's Board of Directors, General Managers, members of the Executive Committees and the Group's key management amounted to EUR 10 million.

        For more information on related party transactions, see Note 31 to the U.S. GAAP Financial Statements.

        Total remuneration comprises salaries, fees and other short-term benefits, post-employment and other long-term benefits, and termination benefits. No bonuses were paid to directors or senior management for the year ended December 31, 2017, as under the terms of the HFSF law, the Bank is prohibited from paying bonuses to members of the Board of Directors, the Chairman, the Chief Executive officer, the Deputy Chief Executive Officers and any other general managers or their deputies for the period during which the Bank participates in the capital support program under the HFSF Law.

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

C.    Board Practices

NBG's Corporate Governance Code

        The Bank's corporate governance framework is aligned with the requirements of Greek and European legislation and the rules of the Hellenic Capital Market Commission ("HCMC"), as incorporated in the Bank's Articles of Association, the Corporate Governance Code and other internal regulations/charters. Additionally, the stipulations of the Amended Relationship Framework Agreement between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee are applied, while finally, considering the fact that NBG remains registered with the U.S. Securities and Exchange Commission ("SEC"), the Bank is also subject to U.S. legal and regulatory framework (Sarbanes Oxley Act and SEC rules).

        In February 2006, the Bank's Board of Directors adopted a directional framework that describes the Bank's corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board of Directors and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board of Directors adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the Relationship Framework Agreement between the Bank and the HFSF as well as with the Bank's obligations towards the Monitoring Trustee and in December 2014 in order to incorporate the changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank's organizational structure. In 2015, an annual review and update of the Bank's

Corporate Governance Code took place and specifically it was amended in part in September 2015. The Bank's Corporate Governance Code was further revised in March 2017, as deemed appropriate in compliance with the new provisions of Greek Law 3864/2010 and the Amended Relationship Framework Agreement between the Bank and the HFSF, as well as the draft Joint ESMA and EBA Guidelines on the assessment of the suitability of members of the management body and key function holders under Directive 2013/36/EU and Directive 2014/65/EU. Furthermore, in June 2017, following the establishment of position of Observer Employee Representative on the Board of Directors of the Bank, the provisions of the Bank's Corporate Governance Code were adjusted accordingly.

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

        The Corporate Governance Code can be viewed on the Bank's website: www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

NBG's Corporate Governance Practices

        In its endeavor to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

Directors' Nomination Policy

        The Bank has in place a detailed Directors' Nomination Policy which is aligned with the provisions of the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter, and incorporates the provisions of Greek Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), the Bank of Greece Executive Committee's Act No. 22/12.7.2013 "Procedures (a) for the authorization of credit institutions in Greece and (b) for the acquisition of a holding in an existing credit institution–Prudential assessment of the liable persons", as well as international best practices, while taking into account relevant guidelines of the EBA, while it also reaffirms the important role of the Board's Corporate Governance and Nominations Committee ("CGNC") and its Chairman in the selection of candidate members for the Bank's Board.

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

        Finally, in May 2017, the final ECB guide to fit and proper assessments was released. Furthermore, in September 2017 the final Joint European Securities and Markets Authority (ESMA) and EBA Guidelines on the assessment of the suitability of members of the management body and key function holders under Directive 2013/36/EU and Directive 2014/65/EU were released, which will enter into force on 30 June 2018. Moreover, in March 2018, the HFSF published its revised Guidelines on the Board of Directors' selection and appointment process of Greek systemic banks. The Bank monitors developments in the applicable framework and relevant guidelines and best practices and proceeds to the actions deemed appropriate in order to ensure that the policies followed are in alignment with the each time applicable regulatory framework and relevant guidelines.

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

        The Code of Ethics is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

Insurance Cover for members of the Board of Directors of the Group companies

        In compliance with the provisions of the Corporate Governance Code, the Bank has entered into a multi -insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, with respect to the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Directors, Executives and employees, and damages arising from fraud, including electronic fraud. During 2017 the Bank entered into a new insurance contract including increased coverage limits and improved contract wording and terms.

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

        The Code of Ethics for Financial Professionals is available on the Bank's website www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

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

        The Bank's website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

Bank and Group Remuneration Policy

        The Bank's and the Group's Remuneration Policy is aligned with the framework provided by Greek Law 4261/2014 (which transposed European Directive 2013/36/EUCRD IV) and the Bank of Greece Governor's Act 2650/19.01.2012. Additionally, the Remuneration practices which the Bank follows are consistent with Greek Law 3864/2010 as in force and the Amended Relationship Framework Agreement between the Bank and the HFSF and the Bank's obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the Chief Executive Officer ("CEO") as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor's remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010.

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

        As far as gender representation is concerned it shall indicatively be noted that until November 2016 the Board of Directors was chaired by a woman. Currently representation of women on the Board of Directors is at 30.0% (3 out of 10 of members of the Board of Directors are women), while three (3) out of the five (5) Board Committees are chaired by a woman. Further, at executive level, important senior executive positions are held by female Executives, like the positions of General Manager of Retail Banking and of Assistant General Manager of Marketing and Communications, while there are women in a number of important positions like Heads of Group Corporate Governance and Corporate Social Responsibility Division, Group Regulatory Supervision of Banking Activities Division, of Strategy Division, of Global Transactions Division, of Human Resources Strategy and so on. In terms of age, there is a range of different age groups both at the level of the Board of Directors and at executive level, namely the age of Board members varies and is mainly in the range of 50 to 70 years of age, except for one Director being over 70, while the age of Senior Executives also varies and is mainly in the range of 50 to 60.

        The Board of Directors of the Bank has a multinational composition, including six different nationalities, with Greek, Swedish, Cypriot, British, Belgian and Norwegian Board members having international experience among others by previously being Board members or Senior Executives in a number of different countries, including in the United Kingdom, the U.S. and Iceland.

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

        The competent Committee of the Bank's Board of Directors responsible for establishing and monitoring the implementation of the Policies and procedures that the Bank has in place with regard to diversity, succession planning, selection, nomination and evaluation of Board members is the Corporate Governance and Nominations Committee.

Policy for the Annual Training of members of the Board of Directors and its Committees

        The Bank has established, in 2017, a Policy for the Annual Training of members of the Board of Directors and its Committees, with the objective of assisting the Board of Directors in enhancing its performance by expanding its existing Directors' relevant skill base and competencies. The Policy establishes the procedures for the formulation of the Annual Training Plan for members of the Bank's Board of Directors and Board Committees which is developed taking into consideration the Board and its Committees' educational needs, the Bank's priorities and requirements and any existing learning and development programs, in accordance with current developments in the legal and regulatory framework as well as best practices in corporate governance.

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

        The CSR policy is posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

Corporate Governance Awards

        During 2017 and the first quarter of 2018 the Bank was awarded four times concerning its corporate governance arrangements. Specifically, during 2017 and the beginning of 2018 the Bank received the following awards:

  A.
  Awarded "Best Corporate Governance Greece 2017" by Capital Finance International Following its nomination by third parties based on published and widely available data and information, NBG participated in the evaluation of its internal corporate governance arrangements, and received the award "Best Corporate Governance–Greece 2017" from international organization Capital Finance International ("CFI"), while receiving excellent reviews from CFI, with particular reference made to the sound and effective compliance and corporate governance framework it has adopted.

  B.
  The Bank received the "Bravo Governance 2017" Award in the context of the "Bravo Sustainability Awards 2017", for the Anti-Corruption framework it has adopted. Bravo Sustainability Awards are organized by the QualityNet Foundation, the Network of Responsible Organizations and Active Citizens, in collaboration with the Sustainable Greece 2020 Initiative.

  C.
  The Bank has been given the title "Best Corporate Governance Bank Greece 2018" in the context of the "Corporate Excellence Awards of 2018". Corporate Excellence Awards are handpicked by CV Magazine and are based purely on the comprehensive analysis of both qualitative and quantitative research.

  D.
  Awarded Silver Award for its Corporate Governance Framework among Private Enterprises Sector in the context of the "Hellenic Responsible Business Awards".

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

        The members of the Committee are elected by the General Meeting of Shareholders upon recommendation of the Corporate Governance and Nominations Committee to the Board Chair. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of five non-executive Directors, two of whom are independent and one of whom is the HFSF representative at the Board of Directors. The Committee's members are appointed for one year term of office, which can be renewed indefinitely. The Committee employs a specialized consultant who reports directly to the Chairman of the Committee. The Committee convenes regularly at least six times per annum or extraordinarily, whenever deemed necessary, keeps minutes of its meetings and reports to the Board every three months or more frequently if deemed necessary.

        During 2017, the Audit Committee convened thirteen times. During the course of the year, the Group the Annual Audit Plan for 2018 and Preliminary Audit Plans for 2019 and 2020 was presented to the Committee, as well as the Annual Report of the AML/CFT Officer for the prevention and suppression of money laundering and financing of terrorism. In June 2017, the Committee reviewed the Annual NBG Group Compliance Report, in accordance with the provisions of the Bank of Greece Governor's Act No. 2577/2006, while the Audit Committee was also informed about the activities of the Audit Committees of NBG Group subsidiaries, in compliance with SOX. In March 2017 the Audit Committee charter was revised. Furthermore, the Committee reviewed the quarterly and annual financial statements of the Bank and the Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit and Compliance Divisions, and assessed the adequacy of the Internal Control System in line with Bank of Greece Governor's Act No. 2577/2006. The Committee among others, made recommendations to the Board regarding the appointment of the Bank's external auditors for the annual and semi-annual Financial Statements for the year ended 2017. Furthermore, the Committee was informed concerning developments in the International Accounting Standards, the US Securities and Exchange Commission, the Public Company Accounting Oversight Board principles, the progress of the IFRS 9 Project as well as the SOX controls process.

        The Committee is comprised of the following members:

Chair	Andrew McIntyre (Financial expert)
Vice-Chair	Claude Piret
Member	Marianne Økland
Member	Eva Cederbalk
Member	Panagiota Iplixian (HFSF representative)

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

        In 2017, the HRRC convened twelve times. During the year, the HRRC dealt with the contracts, promotions and appointments of General Managers and Assistant General Managers of the Bank while it was thoroughly briefed on the implementation of the Performance Management System. The Committee was informed concerning the NBG Voluntary Exit Incentive Scheme and the amendment of the organization chart. In June 2017, the Human Resources and Remuneration Committee Charter was revised.

        The Committee is comprised of the following members:

Chair	Marianne Økland
Member	Claude Piret
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)

        Detailed information on the responsibilities, composition and modus operandi of the HRRC are included in the charter of the HRRC posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

  Corporate Governance and Nominations Committee

        The Corporate Governance and Nominations Committee ("CGNC") was established by Board decision (meeting no. 1259/ May 5, 2005). The Committee is composed of at least three Board members. The members and Chairman of the Committee are elected by the Board of the Bank. All members of the Committee are non-executive Board members, in their majority independent members of the Board, in accordance with the definition of independence specified in the Bank's Corporate Governance Code and one member is the HFSF representative at the Board of Directors. They are appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and keeps minutes of its meetings.

        In 2017, the CGNC convened 12 times. During the year, in April 2017 following CGNC submission to the Board the Corporate Governance and Nominations Committee Charter was revised. The Committee was also informed about latest developments, global trends and other compliance issues in the Corporate Governance framework. Furthermore the Committee recommended new candidate members to the Board of Directors, reviewed the Nominations Policy, and the composition of the Board of Directors in accordance with the existing legal and regulatory framework, especially with Greek laws 3016/2002, 4261/2014, 3864/2010 as in force and the Relationship Framework Agreement between the Bank and the HFSF, as well as in line with the internal regulations of the Bank on corporate governance.

        The Committee is comprised of the following members:

Chair	Marianne Økland
Vice-Chair	Claude Piret
Member	Haris Makkas
Member	Panagiota Iplixian (HFSF representative)

        Detailed information on the responsibilities, composition and modus operandi of the CGNC are included in the CGNC's charter posted on the Bank's website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

  Board Risk Committee

        The Board Risk Committee ("BRC") was established by Board decision (meeting no. 1308/July 20, 2006) in accordance with the requirements of Bank of Greece Governor's Act No. 2577/March 9, 2006. The Committee has two roles, namely it operates a) as the Board Risk Management Committee and b) as the Board Committee Responsible for Non-Performing Loans/Exposures (NPLs/NPEs) as prescribed by Art. 10 par. 8 of Greek Law 3864/2010 as in force.

        The BRC convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

        During 2017, the Committee convened 12 times. During the year, in January 2017 following BRC submission to the Board the Board Risk Committee Charter was revised while it shall be noted that the Committee has a dual role, having specific competence also over Non-Performing Loans / Non-Performing Exposures (NPLs/NPEs) and operating also as the Bank's special Committee that deals with Non-Performing Loans in accordance with Art. 10 Par. 8 of Greek Law 3864/2010, as in force.

        In 2017, the Committee was informed and consulted in detail on a regular basis on Risk issues as well as on IFRS 9 project process. In addition, the Committee extensively concerned on issues related to NPL/NPEs, particularly based on reports of systemic measurements of their effectiveness and efficiency. Furthermore the committee approved Policies related to the proper internal operations of the group. On February 2017, the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process 2016 and the Internal Liquidity Adequacy Assessment Process 2016, while the committee approved on a quarterly basis the Report to the Bank of Greece on the Management of Loans in Arrears and Non-Performing Loans, as per Bank of Greece Act 42.

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

        The Committee is comprised of the following members:

Chair	Claude Piret
Vice-Chair	Marianne Økland
Member	Haris Makkas
Member	Andrew McIntyre
Member	Panagiota Iplixian (HFSF representative)

        Detailed information on the responsibilities, composition and modus operandi of the BRC are included in the Charter of the BRC (which was last approved by the Board on January 19, 2017) available on the Bank's website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

        Strategy Committee was established by Board decision (meeting no. 1387/ September 29, 2009). The Committee supports the executive Board members in developing the Group's strategic options, assists the Board in taking decisions on all issues related to NBG Group strategy and regularly reviews the implementation of the Group's strategy by the Group's management team. The Committee is composed of seven members, of which three are independent non-executive Board members and one member is the HFSF representative at the Board of Directors. The Chief Executive Officer participates ex officio as a member in the Committee.

        The Committee members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance and Nominations Committee to this effect. The Committee members shall be selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely.

        In 2017, two Strategy Committee meetings and a Board of Directors Strategy day meeting took place. During the year, the Committee was involved in matters such as strategic restructuring and decisions concerning NBG Group companies. Furthermore, the Committee was informed about strategic issues such as matters of international strategic challenges in the banking sector and Group divestments and other future designing and project planning actions and was briefed on the Bank's existing defined benefit plans and contributions. The Committee collaborated with other committees where deemed appropriate in the context of its responsibilities.

        The Committee is comprised of the following members:

Chair	Eva Cederbalk
Vice Chair	Haris Makkas
Member	Costas Michaelides
Member	Paul Mylonas (Acting CEO and Deputy CEO)
Member	Marianne Økland
Member	Claude Piret
Member	Panagiota Iplixian (HFSF representative)

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

        In April 2015 it was determined that the Senior Executive Committee will carry out the activities of the Risk Management Council while as formally determined by means of Internal Act in 2016 the Committee also has the authority to decide on matters falling within the authority of the Compliance and Reputational Risk Committee, whenever deemed necessary by the Chairman or Deputy Chairman of the Compliance and Reputational Risk Committee.

        The Committee is comprised of the following members:

Chairman	Paul Mylonas, as Acting CEO	Acting CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group Chief Financial Officer ("CFO")
Member	Nikos Christodoulou	General Manager, Group Chief Operating Officer ("COO")
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer
Member without voting rights	Panos Dasmanoglou	General Manager, Group Chief Compliance and Corporate Governance Officer
Member without voting rights	Georgios Triantafillakis	General Manager of Legal Services

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

Asset and Liability Committee (ALCO)

        ALCO was established in 1993. The Committee's key purpose is to establish the Bank's and its Group financial sector entities' strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank.

        The Committee is comprised of the following members:

Chairman	Paul Mylonas, as Acting CEO	Acting CEO
Deputy Chairman & Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer
Member	Vasileios Kavalos	Assistant General Manager—Group Treasurer

        The Committee convenes regularly once a month or extraordinarily, at the invitation of its Chairman.

        At the invitation of its Chairman, it is possible for other executives of the Bank and the Group to attend its meetings.

        The Committee members do not receive any remuneration for their participation in the Committee.

Executive Credit Committee

        The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits.

        The Committee is comprised of the following members:

Chairman	Paul Mylonas, as Acting CEO	Acting CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Dimitrios Kapotopoulos*	General Manager of Corporate Banking
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer

*
In the case of meetings where issues regarding corporate special assets are discussed, Mr. Constantinos Vossikas, General Manager of Corporate Special Assets, participates in the Committee.

        The Committee convenes regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

        The General Manager of Legal Services is invited and attends the meetings of the Committee.

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

        The Committee is comprised of the following members:

Chairman	Paul Mylonas	Acting CEO—Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Nikos Christodoulou	General Manager, Group COO
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Panos Dasmanoglou	General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Georgios Triantafillakis	General Manager of Legal Services
Member	Ioannis Vagionitis	General Manager of Group Risk Management, Chief Risk Officer
Member	Georgios Kaloritis	General Manager, Group Chief Audit Executive
Member	—	Assistant General Manager Group Finance*
Member	Vasileios Kavalos	Assistant General Manager-Group Treasurer

*
Mr. Nikos Voutychtis was Assistant General Manager of Group Finance and member of the Committee until February 12, 2016 when he resigned from the Bank

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

        The Committee is comprised of the following members:

Chairman	Paul Mylonas, as Acting CEO	Acting CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO

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

        The Committee is comprised of the following members:

Chairman	Paul Mylonas, as Acting CEO	Acting CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Petros Fourtounis	Group Human Resources General Manager
Member	Nikos Christodoulou	General Manager, Group COO
Member	Panos Dasmanoglou	General Manager—Group Chief Compliance and Corporate Governance Officer
Member	Georgios Kaloritis	General Manager, Group Chief Audit Executive
Member	Ioannis Kyriakopoulos	General Manager, Group CFO
Member	Georgios Triantafillakis	General Manager of Legal Services
Member	Ioannis Vagionitis	General Manager of NBG Group Risk Management, Chief Risk Officer
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Stylianos Dionysopoulos	Head of Group Security Division

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

Compliance and Reputational Risk Committee

        The Compliance and Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank's and the Group's controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders. It shall be noted that in accordance with internal Management Act, the Senior Executive Committee has competence to also discuss on issues under the competence of the Compliance and Reputational Risk Committee.

        The Committee is comprised of the following members:

Chairman	Paul Mylonas, as Acting CEO	Acting CEO
Deputy Chair and Member	Panos Dasmanoglou	General Manager- Group Chief Compliance and Corporate Governance Officer
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Nikos Christodoulou	General Manager, Group COO
Member	Georgios Triantafillakis	General Manager of Legal Services
Member	Ioanna Katzilieri-Zour	Assistant General Manager of Group Marketing and Communications

        The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

        The Chairman can invite other executives of the Bank and Group to attend, if necessary.

        The Committee members do not receive any remuneration for their participation in the Committee.

D.    Employees

        As at December 31, 2017, the Bank employed a total of 9,682 staff of which 266 are in the Bank's foreign branches, compared to 9,729 and 253 respectively, as at December 31, 2016 and 10,723 and 253 respectively, as at December 31, 2015. Additionally, regarding continuing operations the Group's subsidiaries in Greece and abroad employed approximately 1,811 employees as at December 31, 2017, compared to 1,800 as at December 31, 2016 and 1,812 as at December 31, 2015. As at December 31, 2017 Group-wide temporary employees were 43 (or NIL excluding S.A.B.A.). The significant change in the number of employees at the Group's subsidiaries from December 31, 2015 to December 31, 2016 was primarily due to the loss of employees at Finansbank as a result of the completion of the sale of

Finansbank during 2016. The table below sets forth the average number of our employees by geographic location for 2017:

Country	Average number of Group employees for the year-ended December 31, 2017(1)
Greece	9,811
Bulgaria	77
Romania	26
FYROM	1,037
Cyprus	260
Egypt	228
United Kingdom	33
Malta	29

Total	11,501

(1)
The average number of employees from continuing operations on a Group-wide basis during the financial years ending December 31, 2015 and 2016 was 12,373 and 12,164 respectively.

        The table below sets forth the main categories of activity in which our employees were engaged, during 2017:

Average number of Group employees for the year-ended December 31, 2017
Commercial and retail banking	11,106
Insurance	27
Investment banking	77
Asset management	40
Other Group companies	251

Total	11,501

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

        Most of the Bank's employees belong to a union and the Greek banking industry has been subject to strikes over the issues of pensions and wages. Bank employees throughout the Hellenic Republic went on strike for 10 days in 2017, and 1 day in 2018 (up to March 7, 2018) largely to express their opposition to the new austerity measures implemented in light of the Third Program.

  Voluntary Retirement Scheme

        On December 9, 2016, the Bank announced to its employees the terms of the VES, which applied also to certain domestic subsidiaries. The deadline for applications was on December 22, 2016 and

1,171 employees participated (see Note 38 to the U.S. GAAP Financial Statements). The Group had recognized as of December 31, 2015 relevant provision, in the context of its commitment under the 2015 Revised Restructuring Plan (see Item 4.A, "History and Development of the Company—Revised Restructuring Plan approved by the Directorate General for Competition on December 4, 2015") to decrease its full-time-employees in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 and therefore, the cost of the VES did not have an impact on the Group's and the Bank's income statement for the year ended December 31, 2016. In 2017, the decrease in the Bank's payroll base was EUR 46 million.

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

  NBG Auxiliary Pension Plan

        The Bank's employees' Auxiliary Pension Plan ("LEPETE") provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay.

        Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the single auxiliary social security fund ("ETEAM"). The Bank has paid its contributions to ETEAM since May 1, 2007, which is now part of the Unified Fund for Auxiliary Insurance and Lump Sum Benefits ("ETEAEP"). The Bank's contributions for these employees, are currently limited to 3.5% on their respective salaries.

        The Bank has been providing financial assistance to LEPETE, in order for the latter to cover cash shortfalls. The Board of Directors decided that the Bank will not provide any additional assistance to the fund from October 2017 onwards. Since December 2017, LEPETE has ceased making payments to the pensioners.

        There are pending legal actions against the Bank from LEPETE, employees' unions and former employees who are disputing the defined contribution status of the plan, claiming that the Bank has an obligation to cover any deficit arising (see also Item 3.D, "Risk Factors—Risks Relating to Our Business—We could be exposed to significant future pension and post-employment benefit liabilities"). To date, three First Instance Court decisions (421,422, 423/2010), eight temporary injunctive measures and one similar legal case before the Court of Appeal of Athens (decision 487/2017), were in favor of the Bank and one injunction order (2680/2018) was in favor of 30 former employees.

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

E.    Share Ownership

Common Shares Owned by Directors and Executive Committee Members

April 30, 2018 Number of Common Shares
Costas Michaelides	—
Leonidas E. Fragkiadakis*	170,705
Dimitrios Dimopoulos	35,222
Paul Mylonas	33,416
Eva Cederbalk	—
Charalampos A. Makkas	—
Marianne T. Økland	—
Claude Edgar L.G. Piret	—
Andrew McIntyre	—
Panagiota Iplixian	—
Nelly Tzakou-Lambropoulou	—
Dimitrios Kapotopoulos	26,686
Ioannis Kyriakopoulos	—
Nikos Christodoulou	16,754
Vagionitis Ioannis	—
Panagiotis Dasmanoglou (non-voting right)	800
Georgios Triantafillakis (non-voting right)	17,435
Total	301,018

*
Mr. Leonidas E. Fragkiadakis resigned on May 4, 2018.

        The cumulative percentage of total common shares outstanding stated above, as at April 20, 2018 is 0.0033%.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        As at April 30, 2018, the Bank's outstanding issued share capital consisted of 9,147,151,527 common shares of a nominal value of EUR 0.30 each.

Common Shares

        The following table sets forth certain information regarding holders of the Bank's common shares, based on information known to or ascertainable by the Bank.

	April 30, 2018
	Number of common shares	Percentage holding
HFSF (with restricted voting rights)	134,818,596	1.5%
HFSF (with full voting rights)	3,559,869,160	38.9%
Legal entities and individuals outside of Greece	4,539,935,526	49.6%
Legal entities and individuals in Greece	879,204,844	9.6%
Domestic pension funds	27,257,971	0.3%
Other domestic public sector related legal entities and Church of Greece	6,065,430	0.1%
Private placement by investors	—	—

Total common shares	9,147,151,527	100.00%

        The Bank's ordinary shares are listed for trading on the Athens Exchange (ATHEX).

        The Bank's Articles of Association do not impose restrictions on the transfer of the common shares of the Bank. The disposal of the common shares (134,818,596) in the Bank that the HFSF has acquired in the context of participating in the Bank's 2013 recapitalization share capital increase is subject to the restriction and process provided for by the HFSF Law, article 8, as currently applicable, and Cabinet Act no 38/2012, article 3 par.7 (See Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by HFSF").

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

        No single shareholder apart from HFSF beneficially owns 3.00% or more of the Bank's common shares.

  American Depositary Receipts each representing one ordinary share ("ADRs")

        On November 15, 2017, the Bank announced that its Board of Directors resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998, between NBG and The Bank of New York Mellon, as depositary (the "Depositary") relating to its ADSs. Following the termination of our American Depositary Receipt program, the Depositary sold the ordinary shares underlying the ADSs that remained outstanding at that date for which ADSs had not been exchanged and converted into ordinary shares by the receipt holders. Therefore, any remaining NBG ADS holder who did not previously surrender their ADSs was paid cash for their ADSs by the Depositary and is no longer entitled to NBG common shares. The Bank intends to file a Form 15F with the SEC once it meets the criteria for terminating its reporting obligations under the Exchange Act, but reserves the right, for any reason, to delay any filings relating to the termination of its reporting requirements under the Exchange Act or to withdraw them prior to their effectiveness, and to otherwise change its plans with respect to any such filings.

        As of the date of Annual Report, there are no ADSs outstanding, the Depositary no longer holds any common shares of NBG as its custodian bank and the Depositary is no longer a shareholder of NBG.

  Purchase of own shares

        Article 16 of Codified Law 2190/1920, prescribes provisions for the acquisition of own shares, pursuant to a General Meeting resolution. However, pursuant to the restrictions imposed by article 16C of Greek Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

        During 2017, National Securities S.A. (the Bank's subsidiary which conducts treasury shares transactions for its brokerage business) acquired 115,768,780 and disposed of 117,676,003 of the Bank's shares at the amount of EUR 33 million and EUR 34 million respectively. As at December 31, 2017, the Bank did not hold any own shares, while NBG Securities S.A., held 503,772 own shares corresponding to 0.006% of the Bank's total share capital.

State Interests

        In the context of the Recapitalization, the HFSF acquired 40.39% or 3,694,687,756 of the Bank's share capital though holding shares of which 134,818,596 fall under the restrictions of article 7a par. 2 of the HFSF Law (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Hellenic Financial Stability Fund—The Greek Recapitalization Framework—Provision of Capital Support by the HFSF—Powers of the HFSF").

B.    Related Party Transactions

        Since January 1, 2017, the Group has entered into transactions with its affiliates, employee benefits related funds and the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. See Note 31 to the U.S. GAAP Financial Statements for details.

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

        Moreover, for the transactions with HFSF, see Note 31 to the U.S. GAAP Financial Statements.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        Please refer to Item 18 to the U.S. GAAP Financial Statements for the consolidated financial statements of NBG, the comparative financial statements of NBG and the Report of Independent Registered Public Accounting Firm given by PricewaterhouseCoopers S.A.

Legal and Arbitration Proceedings

        The Bank and certain of its subsidiaries is defendant in certain claim and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. There are pending legal actions against the Bank from LEPETE, employees' unions and former employees who are disputing the defined contribution status of the plan, claiming that the Bank has an obligation to cover any deficit arising. To date, three First Instance Court decisions (421,422, 423/2010), eight temporary injunctive measures and one similar legal case before the Court of Appeal of Athens (decision 487/2017), were in favor of the Bank and one injunction order (2680/2018) was in favor of 30 former employees. The Group has not recorded any provisions for these pending legal actions. See Item 3.D., "Risk Factors—We could be exposed to significant future pension and post-employment benefit liabilities" and Item 5.B., "Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Retirement Indemnities-Early Retirement".

        In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2016 and 2017 the Group has accrued for cases under litigation the amount of EUR 91 million and EUR 76 million, respectively, for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to estimate reasonable possible losses, because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals or there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows of the Group.

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

  (i)
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

  (j)
  according to article 3 of Greek Law 148/1967, the Bank is required to pay a minimum dividend equal to at least 35% of net profit of the Bank for the period of the year, if any, after the deduction of the amount allocated to the aforementioned statutory reserve and of any profits resulting from the sale of equity participations that represent at least 20% of the paid-up share capital of a subsidiary company, in which the Bank has held an equity participation for at least ten years. Any unrealized net gains from valuation of financial instruments at fair value after the deduction of losses due to the same reason is excluded from the calculation of mandatory dividends prescribed by the applicable framework. The General Meeting, by a majority representing 65% of the paid-up share capital may decide to distribute less than the minimum dividend required by Greek Law 148/1967. In such case, the undistributed dividend (up to at least 35% over net profit prescribed by article 3 par. 1 of Greek Law 148/1967), must be transferred to a special reserve which must, within four years following its formation, be distributed in the form of a share dividend. Alternatively, the General Meeting by a majority representing 70% of the Bank's paid-up share capital, may vote to distribute an amount lower than the minimum obligatory dividend or not to pay any dividend whatsoever without transferring the relevant amounts to a special reserve; and

  (k)
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

B.    Significant Changes

        For a discussion of significant changes that have occurred since December 31, 2017, the date of the last audited financial statements included in this Annual Report, see Note 41 to the U.S. GAAP Financial Statements which describes post-balance sheet events.

ITEM 9    THE OFFER AND LISTING

A.    Offer and Listing Details

        The Bank's shares have been listed on the ATHEX since the foundation of the exchange in 1880.

        From October 1999 to November 27, 2015, the Bank's shares were listed on the NYSE and traded in the form of ADRs. The Bank's ADRs representing the ordinary shares were suspended from trading on the NYSE on November 27, 2015 due to abnormally low price levels of the Company's American Depositary Shares, pursuant to Section 802.01D of the NYSE Listed Company Manual, and the Bank's ADRs were delisted from the NYSE as of December 17, 2015. On November 15, 2017, the Bank's Board of Directors resolved to voluntarily terminate the ADR programme with the termination date set at March 15, 2018. From December 18, 2015 until March 15, 2018 the ADRs were only traded in the U.S. in over-the-counter market transactions under the symbol "NGBBY".

        The annual high and low market prices of the Bank's shares on the ATHEX for the five most recent completed financial years and the year 2018 (through April 27, 2018) are shown below, expressed in Euro.

Year	High (date)	Low (date)
2013	138.16 (on May17)	30.60 (on July 4)
2014	63.90 (on January 9)	21.45 (on December 29)
2015	25.20 (on February 24)	0.25 (on December 14)
2016	0.33 (on January 4)	0.12 (on February 11)
2017	0.38 (on August 16)	0.21 (on February 9)
2018 (up to April 27)	0.35 (on January 23)	0.26 (on March 26)

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

        The quarterly high and low market prices of the Bank's shares on the ATHEX for the two most recent financial years and the subsequent period until April 27, 2018 are shown below, expressed in Euro.

Quarter	High (date)	Low (date)
Q1 2016	0.33 (on January 4)	0.12 (on February 11)
Q2 2016	0.33 (on May 23)	0.19 (on June 27)
Q3 2016	0.21 (on August 31)	0.17 (on July 5)
Q4 2016	0.26 (on December 16)	0.18 (on November 4)
Q1 2017	0.27 (on January 3)	0.21 (on February 9)
Q2 2017	0.35 (on June 14)	0.24 (on April 4)
Q3 2017	0.38 (on August 16)	0.27 (on September 27)
Q4 2017	0.32 (on December 27)	0.23 (on November 16)
Q1 2018	0.36 (on January 23)	0.26 (on March 26)
Q2 2018 (up to April 27)	0.34 (on April 27)	0.27 (on April 1)

Note: ATHEX was closed from June 29, 2015 up to and including July 31, 2015. ATHEX resumed trading on Monday August 3, 2015.

        The monthly high and low market prices of the Bank's shares on the ATHEX for each of the six most recent months and up to April 27, 2018, are presented in the table below, expressed in Euro.

Month	High (date)	Low (date)
November 2017	0.30 (on November 1)	0.23 (on November 16)
December 2017	0.32 (on December 27)	0.25 (on December 7)
January 2018	0.36 (on January 23)	0.32 (on January 1)
February 2018	0.34 (on February 1)	0.30 (on February 12)
March 2018	0.30 (on March 1)	0.26 (on March 26)
April 2018 (up to April 27)	0.34 (on April 27)	0.27 (on April 1)

        Other than the suspension of trading of shares on the ATHEX in the general suspension of trading of all securities on the ATHEX from and including June 29 to and including July 31, 2015, there have been no trading suspensions with respect to the Bank's shares on the ATHEX in the years ending December 31, 2015, 2016, 2017 or up to April 27, 2018.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Bank's ordinary shares are listed on ATHEX.

The Athens Exchange

General

        The ATHEX, formerly known as the Athens Stock Exchange, was established in 1876. Since 1995, the ATHEX has progressively been privatized, and its privatization is now complete. The Hellenic Stock Exchanges—Athens Exchange S.A. (the "HELEX") is the holding company licensed by the HCMC (pursuant to Greek Law 3606/2007 which transposed into Greek Law Directive 2004/39 (the "MiFID") to operate the ATHEX, and owns 100% the "Athens Exchange Clearing House" (the "ATHEXClear") and the Hellenic Central Securities Depository "(the "ATHEXCSD") and is listed on the ATHEX.

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

        With respect to the market closure experienced during 2015, the last day when trades took place during the first half of 2015 was June 26, 2015, as a short term bank holiday was imposed by emergency decree (Government Gazette A' 65/28.6.2015) from June 29 up to and including July 17, 2015. The bank holiday was terminated on July 20, 2015 (Government Gazette A' 84/18.7.2015) while restrictions on bank transactions remained in effect. The Athens Exchange Market (ATHEX) remained closed (from June 29, 2015) up to and including July 31, 2015. ATHEX resumed trading on Monday August 3, 2015 (Government Gazette B' 1617/31.7.2015).

        ATHEX is regulated among others by the Athens Exchange Regulation (the "ATHEX Regulation"). The currently applicable Codified ATHEX (the latest amendment being effective from December 2017) governs the relationships between the ATHEX and its members, the companies that have listed securities for trading or have submitted an application for the listing of their securities on the ATHEX, as well as any other person towards which the ATHEX Regulation introduces rights and obligations.

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

        The non-regulated market, the Alternative Market or "EN.A." is operated by HELEX. EN.A. is a multilateral trading facility within the meaning of the MiFID and, therefore, the obligatory provisions that apply to regulated markets and impose strict admission and ongoing requirements do not apply to EN.A. EN.A. is supervised by the HCMC.

        The Greek capital markets, in general, and the ATHEX in particular, are currently regulated by a series of laws enacted by the Greek Parliament, decisions and regulations issued by the Board of Directors of the HCMC, the relevant decisions issued by the Board of Directors of the ATHEX and the ATHEX Regulation.

        Pursuant to paragraph 5 of article 98 of Greek Law 4514/2018 (which has transposed MiFID II into Greek law) HELEX, the regulated markets it operates as well as EN.A. are exempted from the MiFID II licensing requirements with respect to the services already provided.

        In 2017, the average daily trading value on the ATHEX was EUR 58 million, compared with EUR 60 million in 2016, which represents a decrease of 3%.

        From January 2, 2018, up to April 27, 2018 the average trading value on the ATHEX was EUR 69 million.

        On April 27, 2018, 110 companies had shares listed on the Main Market of the ATHEX. On April 27, 2018, the total market capitalization of the ATHEX was EUR 58 billion, with the top 25 companies accounting for 83% of the total market capitalization, and the Bank's market capitalization was 5% of the total.

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

        Other ATHEX composite indices are the FTSE/ATHEX Large Cap index which tracks the movements of the 25 largest companies by capitalization and the FTSE/ATHEX Mid Cap which tracks the movements of medium sized companies by capitalization.

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

        In principle, all share prices of shares traded on the Main Market are eligible for maximum +/–30% fluctuations from the "opening price" (as defined in the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). The rights on shares of this category fluctuate freely, i.e., without restrictions. All market prices of shares traded under the special categories mentioned above are eligible for maximum +/–20% fluctuations from the "opening price" (as defined in the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Rights on shares of these categories also fluctuate freely, i.e., without restrictions. Finally, securities traded under the fixed income securities category are allowed to fluctuate freely, i.e., without restrictions, while units traded in the exchange traded funds category are allowed to fluctuate up to +/–30% from the "opening price" (as defined in the ATHEX regulation, as currently applicable, and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable). Moreover, pursuant to the ATHEX Regulation and Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable, the ATHEX introduced volatility interrupters to check abrupt share price changes on shares traded on the Main Market. In general, volatility interrupters allow for the imposition of limits on the prices at which transactions are performed, the automated cessation of trading of a share and the carrying out of a call auction, when the following limits are exceeded: (i) the share price changes 10% or more from the opening price; and (ii) the transaction to be carried out represents a variation of 3% change compared with the previous one. After the temporary cessation of trading, a call auction is carried out to determine the "effective" price for the share. The particular process and details for the implementation of the volatility interrupters are specifically set forth in Decision 22/2008 of the Board of Directors of the ATHEX, as amended and currently applicable.

        In simple block trades of shares with an "average daily turnover" (as defined in the ATHEX Regulation) that is:

  (a)
  lower than EUR 25,000,000, the minimum value of the trade may not be less than EUR 300,000;

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

        Shares are traded in lots of one. Prices of all securities listed on the ATHEX are published in the Official List of the ATHEX. Over-the-counter transactions have been freely performed since the transposition of the MiFID rules. Over-the-counter transactions may be settled free of payment or delivery versus payment and a fee depending upon the way the OTC transaction is effected, on the transfer value applies for both parties, currently varying between 0.0325% and 0.08%.

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

3.
The Bank's share capital amounts to EUR 2,744,145,458.10 and is divided into: 9,147,151,527 common shares of a nominal value of Euro 0.30 each. Detailed information on how the said share capital level has been reached may be found in Chapter Two, Article 4, "Share Capital—Shares" of the Bank's Articles of Association presented in Exhibit 1 to this Annual Report.

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

4.
Decisions with respect to which of the rights of the Bank's shareholders may be changed are voted upon by the Bank's shareholders at the General Meeting of the Shareholders, in accordance with the provisions of Article 15(2) of the Bank's Articles of Association. These rights include decisions with respect to increases in the shareholders' obligations, increases in the Bank's share capital are not provided for by the Articles of Association, as per paragraphs 1 and 2 of Article 13 of the Companies Act, as amended, unless imposed by Greek law or based on capitalization of reserves, decreases in the Bank's share capital, unless carried out in accordance with par. 6 of Article 16 of the Companies Act, changes in the method of distribution of the Bank's profits and merger or dissolution of the Bank. The requisite quorum for such decisions is satisfied when shareholders owning two thirds of the Bank's paid up share capital are present or represented. Decisions on such issues are reached by a two thirds majority of the votes represented at the General Meeting of the Shareholders, pursuant to Article 16(2) of the Bank's Articles of Association. These conditions are not more significant than those required by Greek law.

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

  A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder is:

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

        On December 30, 2016, the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100.00% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounted to EUR 610 million. Before closing of this transaction, UBB made a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

        Additionally, the above agreement included the sale of the 30.00% stake in UBB-Metlife Life Insurance Company A.D. held by Ethniki Hellenic General Insurance S.A. Finally, in the context of the same agreement Ethniki Hellenic General Insurance S.A. sold its 20.00% stake in UBB Insurance Broker AD. The disposal was completed on June 13, 2017, on which date control of the Bulgarian Operations passed to KBC.

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

E.    U.S. Federal Income Taxation

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares by a U.S. Holder.

        For the purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen of or an individual resident in the United States, (ii) a corporation created in or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that is subject to U.S. tax on its worldwide income regardless of its source. If a partnership holds ordinary shares, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares should consult its tax advisor regarding the associated tax consequences. This summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of ordinary shares. In particular, this summary deals only with U.S. Holders that will hold ordinary shares as capital assets and does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, tax-exempt entities, insurance companies, retirement plans, persons holding ordinary shares as part of a "straddle" or as part of a "synthetic security" or a hedging or conversion transaction or other integrated transaction, real estate investment trusts, regulated investment companies, partnerships, pass-through entities or persons who hold through partnerships or other pass-through entities, U.S. expatriates, dealers or traders in securities, currencies or notional principal contracts, persons that own (or are deemed to own for U.S. federal income tax purposes) 10% or more of the stock of the Bank, by vote or value, holders who hold ordinary shares in connection with a trade, profession or vocation carried on in Greece (whether through a branch, agency or otherwise) and holders whose "functional currency" is not the U.S. dollar. Further, this discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares. This summary is based upon current U.S. federal income tax law, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change (possibly with retroactive effect); and the Convention Between the United States of America and the Kingdom of Greece (now the Hellenic Republic) for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, with effect from December 30, 1953.

        Prospective purchasers should consult their tax advisors as to the application of the Medicare tax on net investment income, alternative minimum tax considerations, as well as the consequences under U.S. federal, estate, gift, state, local and applicable foreign tax laws of the purchase, ownership and disposition of ordinary shares.

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

        Certain dividends received by non-corporate U.S. Holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by "qualified foreign corporations" (which term excludes "passive foreign investment companies", as defined below) and only with respect to ordinary shares held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). The Bank expects to be considered a qualified foreign corporation for this purpose.

        The gross amount of dividends paid in any currency other than the U.S. dollar ("foreign currency") will be included in the income of the relevant U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the dividends are received by the U.S. Holder regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any foreign currency distributed equal to its U.S. dollar value on the date it is received by the U.S. Holder. Any gain or loss recognized upon a subsequent disposition of foreign currency will generally be U.S. source ordinary income or loss. If the foreign currency is converted into U.S. dollars on the date of the receipt, the U.S. Holder should not be required to recognize any foreign currency gain or loss in respect of the receipt of foreign currency as dividends.

        The gross amount of any dividends paid by the Bank (including additional amounts paid pursuant to any gross up obligation) will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Income received with respect to ordinary shares generally will constitute "passive category income" or "general category income". For purposes of calculating a U.S. Holder's foreign tax credit limitation, the amount of foreign source dividend income subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

        Subject to the discussion below under this Item 10.E, "U.S. Federal Income Taxation—Passive Foreign Investment Company Status", gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the ordinary shares and the amount realized on the disposition. Such gain or loss generally will be treated as long-term capital gain or loss if the ordinary shares have been held for more than one year. Capital gains of non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss realized will generally be treated as derived from U.S. sources.

        If a U.S. Holder receives any foreign currency on the sale, exchange or disposition of ordinary shares, such U.S. Holder generally will realize an amount equal to the U.S. dollar value of such foreign currency on the settlement date of such sale, exchange or disposition if (i) such U.S. Holder is a cash basis or electing accrual basis taxpayer and the ordinary shares are treated as being "traded on an established securities market" or (ii) such settlement date is also the date of such sale, exchange or disposition. If the foreign currency so received is converted to U.S. dollars on the settlement date, such U.S. Holder should not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the settlement date, such U.S. Holder will have a basis in such foreign currency equal to its U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of such foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Each U.S. Holder should consult their tax advisor regarding the U.S. federal income tax consequences of receiving foreign currency from the sale, exchange or other disposition of ordinary shares.

Passive Foreign Investment Company Status

        The foregoing discussion of dividends and capital gains assumes that the Bank is not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. Based upon (i) U.S. Treasury Regulations (the "Regulations") and (ii) the regulatory status of the Bank and entities in the Group under local laws, its banking activities performed in the ordinary course of business (including lending, accepting deposits and depositing money in other banks), the proportion of its income derived from activities that are "bona fide" banking activities for U.S. federal income tax purposes and its securities activities performed in the ordinary course of business (including selling debt instruments to customers in a dealer capacity), the Bank believes that it was not a PFIC for the taxable year ending December 31, 2017 (the latest period for which the determination can be made) and, based further on its present regulatory status under local laws, the present nature of its activities, and the present composition of its assets and sources of income, the Bank does not expect to be a PFIC for the current year or for any future years. However, because PFIC status is a factual determination made annually and because there are uncertainties in the application of the relevant rules, there can be no assurances that the Bank will not be considered to be a PFIC for any particular year.

        If for any year in which a U.S. Holder held ordinary shares, the Bank were to qualify as a PFIC, the U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition (including a pledge) of the ordinary shares and (ii) any "excess distribution" by the Bank to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the ordinary shares during a single taxable year to the extent the distributions exceed 125% of the average annual distributions received by the U.S. Holder in respect of the ordinary shares during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the ordinary shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

        Alternatively, a U.S. Holder may be able to make a "mark to market election" with respect to the ordinary shares that would result in tax treatment different from the general tax treatment for PFICs described above, provided that the relevant ordinary shares are "marketable" within the meaning of the relevant U.S. Treasury Regulations. The ordinary shares will not be considered "marketable" for purposes of this election unless the exchange or market on which the relevant ordinary shares are regularly traded is a qualified stock exchange or other market. Under the Regulations, a stock exchange is a "qualified stock exchange" if it is either one of certain recognized U.S. stock exchanges or a foreign stock exchange (such as the ATHEX) that meets certain trading, listing, financial disclosure and other requirements set forth in the relevant U.S. Treasury Regulations. The mark to market election will remain in effect unless the IRS consents to revocation, or until the relevant ordinary shares cease to be marketable. A U.S. Holder that makes a mark to market election generally will, subject to certain limitations, be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its ordinary shares at the end of a taxable year, as ordinary income (or, subject to certain limitations, ordinary loss) in calculating its income for such year. In the case of a mark to market election, gains from an actual sale or other disposition of the ordinary shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ordinary shares will be treated as ordinary loss to the extent of any net mark to market gains for prior years.

        In addition, if the Bank were a PFIC or with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which it paid a dividend or for the prior taxable year, the reduced rate discussed above for "qualified dividend income" with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Furthermore, if the Bank were a PFIC in any year that a U.S. Holder held the ordinary shares, the Bank would generally continue to be treated as a PFIC for that U.S. Holder in all succeeding years, regardless of whether the Bank met the criteria for PFIC status in such years. Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC. If the ordinary shares constitute equity interests in a PFIC, a U.S. Holder will be required to make an annual return on IRS Form 8621 regarding its investment in a PFIC.

U.S. Information Reporting and Backup Withholding

        U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of, ordinary shares. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, in the case of an individual, is his or her social security number; (ii) fails to provide certification of exempt status; (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends; (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or the Bank has been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to furnish a correct TIN; or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

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

        Certain U.S. Holders may be required to report to the IRS certain information with respect to their beneficial ownership of the ordinary shares not held through an account with a financial institution. U.S. Holders who fail to report required information could be subject to substantial penalties.

Reportable Transaction

        A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury Regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders are urged to consult their tax advisor as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any foreign currency received as a dividend on, or as proceeds from the sale, exchange or other disposition of ordinary shares.

        The information set out above is a summary only and U.S. and other taxation may change from time to time. Prospective investors should consult their tax advisors as to the consequences of the purchase, ownership and disposition of ordinary shares including, in particular, the effects of the tax laws of any other jurisdiction.

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

        Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the ordinary shares, such withholding would not apply prior to January 1, 2019. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the ordinary shares. In the event any withholding would be required pursuant to FATCA or an IGA with respect to payments on the ordinary shares, no person will be required to pay additional amounts as a result of the withholding.

        FATCA is particularly complex and its application is dependent on particular regulations and guidance issued as well as individual circumstances in the country of operation of each FFI. The above description is based in part on regulations, official guidance and model IGAs, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisers on how these rules may apply to payments they may receive in connection with the ordinary shares.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        NBG is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. In accordance with these requirements, NBG files reports and other information with the SEC. These materials may be obtained, upon written request, from the company's registered office, at Investor Relations office, 86 Eolou Street, 10232 Athens, Greece. Such reports and other information can be inspected without charge and copied at prescribed rates at the public reference room maintained by the SEC at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates.

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

Interest Rate Risk

        Interest rate risk is the risk arising from fluctuations of interest rates and/or their implied volatility. A principal source of interest rate risk exposure arises from the interest rate exchange traded and OTC derivative transactions, as well as from its trading and available-for-sale bond portfolios.

        The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary trading purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes. Additionally, the Bank retains a portfolio of Greek T-Bills and government bonds and other EU sovereign debt, EFSF bonds, as well as moderate positions in Greek and international corporate bonds.

Equity Risk

        Equity risk is the risk arising from fluctuations of equity prices or equity indices and/or their implied volatility. The Group holds a limited portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group's cash position and equity-linked products offered to its clients. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign Exchange Risk

        Foreign exchange risk is the risk arising from fluctuations of foreign exchange rates and/or their implied volatility. The OCP of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank's assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group's subsidiaries is immaterial.

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

Market risk on trading and available-for-sale portfolios—Value-at-Risk

        The Bank uses market risk models and specific processes to assess and quantify the portfolio market risk, based on best practice and industry-wide accepted risk metrics. More specifically, the Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented in NBG's risk platform which is RiskWatch by Algorithmics (currently IBM). In particular, due to the predominantly linear nature of its portfolio, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and a 1-day holding period. The VaR is calculated on a daily basis for the Bank's trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk).

        The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. The GMORMD calculates the VaR of the Bank's trading and available-for-sale portfolios, for internal use, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. For regulatory purposes, the calculations apply only on the trading portfolio and the VCV matrices are based on 252, equally weighted, daily observations. The risk factors relevant to the financial products in the Bank's portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is 1,407. Additionally, the GMORMD calculates the stressed VaR ("sVaR") of the Bank's trading portfolio, which is defined as the VaR, where model inputs are calibrated to historical data from a continuous 1-year period of significant financial stress, relevant to the Bank's portfolio. The relevant VCV matrices are identified over a 10year period, starting on January 1, 2008. Similarly to VaR, NBG calculates sVaR on a daily basis, using a 1-day holding period and 99% confidence level. Finally, the GMORMD calculates the VaR of the Bank's portfolios by applying the historical simulation approach, for comparative purposes.

        The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits are based on the Bank's Risk Appetite, as outlined in the Risk Appetite Framework ("RAF"), the anticipated profitability of the Treasury, as well as on the level of the Bank's own funds (capital budgeting), in the context of the Group strategy. The VaR limits refer not only to specific types of market risk, such as interest rate, foreign exchange and equity, but also to the overall market risk of the Bank's trading and available-for-sale portfolios taking into account the respective diversification between portfolios.

        The operation of the market risk management unit as a whole, including the VaR calculation framework, have been thoroughly reviewed and approved by the Bank of Greece, as well as by external advisors. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis. Moreover, the adequacy of the market risk management framework as well as the appropriateness of the VaR model used for the calculation of the Bank's capital requirements, were successfully reassessed during the on-site investigation that took place in the last quarter of 2017, in the context of the "Targeted Review of Internal Models" ("TRIM") performed by the ECB. The final assessment report of the TRIM contained no major findings, while most of the findings reported were of the lowest severity.

        The tables below present the Bank's VaR (99%, 1-day) for the years ended on December 31, 2017 and 2016 respectively:

	Total VaR		Interest Rate VaR		Equity VaR		FX VaR
	2017	2016	2017	2016	2017	2016	2017	2016
	(EUR in millions)
Average	21	33	19	32	1	1	1	0
Max	41	58	38	55	2	2	1	1
Min	8	17	8	16	0	1	0	0
Year End	33	34	30	33	2	1	1	0

        The Bank is mostly exposed to interest rate risk, which is quantified through IR VaR. The evolution of the IR VaR depends on the sensitivity of the Bank's trading and AFS portfolios to key risk factors, namely the euro swap rates and the respective government yields, as well as on the level of the respective volatilities.

        During the first three quarters of 2017, interest rate sensitivity levels did not alter significantly but did exhibit considerable fluctuation during 2017, mainly due to the implementation of the bond exchange programme in the context of the short-term debt relief measures for Greece, under which the EFSF floating-rate notes that were held by Greek banks were gradually exchanged for cash. This process affected the portfolios' composition and consequently the exposure to key risk factors, namely the euro swap rates and the Greek government bond yields, leading to fluctuations of the IR and Total VaR estimates. Furthermore, the volatilities of the key risk factors, in particular of the euro swap rates, decreased substantially during 2017. Specifically, although euro rates have followed a mildly upward path, the improved outlook of the global financial markets resulted in historically low volatility levels. Furthermore, the financial markets' confidence in the prospects of the Greek economy improved in 2017, as evidenced by the narrowing of the credit spreads of the Greek sovereign bonds against the respective German benchmarks, which subsequently led to lower volatility levels of the Greek sovereign yields. Consequently, the decreased volatilities of the key interest rate risk factors resulted in lower IR and Total VaR estimates for the Bank, reaching their lowest level in the middle of the third quarter of the year. However, in early December, due to the exchange of the post-PSI Greek government bonds with new long term fixed rate issues, sovereign bond yields came down sharply, causing an increase of the underlying volatilities, which in turn resulted in an increase of the Bank's IR and Total VaR.

        However, during the last quarter of the year, the interest rate sensitivity of the Bank's portfolios increased, mainly due to the purchase of European sovereign bonds which were classified in the AFS portfolio. Additionally, in early December, due to the exchange of the post-PSI Greek government bonds with new long term fixed rate issues, sovereign bond yields came down sharply, causing an increase of the underlying volatilities. The combined effect of the increased interest rate exposure and bond yield volatilities subsequently led to an increase in the Bank's IR and Total VaR.

        Nonetheless, volatility levels continued decreasing following the bond swap event, leading to overall lower VaR levels at year end 2017 compared to the respective estimates at the end of the previous year.

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

        Any excess of the hypothetical / actual losses over the VaR estimate is reported to the regulatory authorities within five business days. During 2017, there were no cases, in which the back-testing result exceeded the respective VaR calculation, mainly due to the fact that interest rate volatilities were at their lowest levels, as mentioned in the previous section.

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

Limitations of the VaR model

        The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank may suffer. The restrictions of this methodology are summarized as follows:

  •
  The use of volatilities and correlations as predictive measures for the behavior of risk factors in the future might prove insufficient in periods of intense volatility in financial markets. However, this limitation is mitigated with the calculation of the stressed VaR;

  •
  The ten-day holding period for the VaR calculations (used for regulatory purposes and capital allocation), implies that the Bank will be able to liquidate all its trading positions within this time period. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

  •
  VaR refers to the plausible loss at a 99% confidence interval, without taking into account any losses beyond that level;

  •
  All calculations are performed on a close-of-business ("COB") basis and not on an intraday basis, thus not taking into account the respective portfolio changes;

  •
  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), this metric might not fully capture the impact on the value of the portfolio; and

  •
  Returns on individual risk factors are assumed to follow a normal distribution. If this assumption does not hold, the probability of extreme market movements could be underestimated. This limitation is mitigated through the stress testing framework, analysed in the previous section.

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

        In this context, the GMORMD monitors the country risk arising from the Bank's operations on a daily basis, mainly focusing on the countries of South East Europe as well as on Cyprus, Egypt, Malta and South Africa, where the Group has presence. It should be noted that country risk is decreasing during the last years, since the Bank is divesting subsidiaries abroad, as agreed with the European Commission and presented in NBG's Revised Restructuring Plan.

Counterparty risk

        Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions in the event of an obligor's failure to meet its contractual obligations.

        The framework for managing counterparty risk that pertains to financial institutions is established and implemented by the GMORMD. It consists of:

  •
  Measuring the exposure per counterparty, on a daily basis;

  •
  Establishing the respective limits per counterparty; and

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

        The Bank seeks to further mitigate counterparty risk by standardizing the terms of the agreements with counterparties through ISDA and GMRA contracts, that encompass all necessary netting and margining clauses. CSAs have also been signed with almost all active financial institutions, so that net current exposures are managed through margin accounts, on a daily basis, by exchanging cash or debt securities as collateral.

        Moreover, the Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

Sensitivity Analysis

        We made certain assumptions in calculating fair values for presentation in the U.S. GAAP Financial Statements. These assumptions are stated in Note 35 "Fair value of financial instruments" to the U.S. GAAP Financial Statements included in this Annual Report, and include the notion that assets and liabilities that re-price or mature within a relatively short period of time have a fair value that approximates their carrying amount. However, for the purposes of the sensitivity analysis below, we included such assets and liabilities and calculated the effect on the fair value of all positions. The effect that financial instruments, which re-price frequently or have short periods to maturity, had on the revised fair values was immaterial.

Interest rate sensitivity analysis

        We performed a sensitivity analysis to estimate the potential impact of certain changes in interest rates on the fair value of financial instruments held as at December 31, 2017, which are not included in the VaR model developed by the Bank. The analysis below was performed based on the following assumptions:

Balance sheet items

  •
  All balance sheet items have been revalued assuming both a 0.5% and a 1% (i.e., 50 and 100 basis points) increase in interest rates for 2016 and 2017 and both a 0.5% and a 1% (i.e., 50 and 100 basis points) decrease in interest rates in 2016 and 2017 across the maturity ladder (i.e. "parallel shift of the yield curve");

  •
  the interest rate basis used for short-term instruments maturing or re-pricing within one year varied depending upon the currency in which the instrument is denominated. For example, for instruments denominated in euro, Euribor was used; for instruments denominated in currencies that are not fixed to the euro, the London Interbank Offered Rate was used;

  •
  the swap yield curves were used as the basis for valuing instruments with maturities or re-pricing intervals of over one year. The yield curves were adjusted uniformly to the changes in interest rates. Future loan cash flows were discounted using the prevailing market rates adjusted by the applicable credit spread; and

  •
  all other variables, such as foreign currency exchange rates, were held constant. (See below "—Foreign currency sensitivity analysis").

	December 31, 2017		Market Value Change		Market Value Change
	Carrying Amount	Fair value
			+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	466	466	(1)	1	—	—
Securities purchased under agreements to resell	6	6	—	—	—	—
Interest bearing deposits with banks	1,655	1,649	(4)	5	(2)	3
Net loans	35,828	35,846	(81)	403	(59)	178

Total interest rate sensitive assets	37,955	37,967	(86)	409	(61)	181

Liabilities
Total deposits	43,849	43,897	(192)	547	(85)	258
Securities sold under agreements to repurchase	3,417	3,417	—	—	—	—
Other borrowed funds	51	51	—	—	—	—
Long-term debt	1,398	1,422	(10)	11	(5)	5

Total interest rate sensitive liabilities	48,715	48,787	(202)	558	(90)	263

Total interest rate balance sheet sensitivity			116	(149)	29	(82)

	December 31, 2016		Market Value Change		Market Value Change
	Carrying Amount	Fair value
			+100bps	–100bps	+50bps	–50bps
	(EUR in millions)
Assets
Deposits with central bank	451	451	(1)	1	—	—
Securities purchased under agreements to resell	3	3	—	—	—	—
Interest bearing deposits with banks	2,072	2,067	(2)	2	(1)	2
Net loans	37,506	36,640	(70)	415	(54)	198

Total interest rate sensitive assets	40,032	39,161	(73)	418	(55)	200

Liabilities
Total deposits	51,670	51,726	(181)	525	(79)	246
Securities sold under agreements to repurchase	4,730	4,730	—	—	—	—
Other borrowed funds	3	3	—	—	—	—
Long-term debt	975	977	(13)	13	(6)	6

Total interest rate sensitive liabilities	57,378	57,436	(194)	538	(85)	252

Total interest rate balance sheet sensitivity			121	(120)	30	(52)

Foreign currency sensitivity analysis

        We deal in several currencies thus a sensitivity analysis has been performed to show the effects that a simultaneous change of all currencies against the euro would have on our financial position.

        The foreign currency exchange sensitivity analysis below was performed based on the following assumptions:

Balance sheet items

  •
  For the fiscal year ended December 31, 2016 and 2017 all balance sheet items have been revalued assuming a 10% increase and a 10% decrease in the value of all currencies other than the euro and those currencies that are denominations of the euro against the euro; and

  •
  all other variables, such as interest rates, were held constant.

	December 31, 2017		Market Value Change
	Carrying amount
		Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	1,394	1,394	16	(13)
Deposits with central bank	466	466	8	(6)
Securities purchased under agreements to resell	6	6	—	—
Interest bearing deposits with banks	1,655	1,649	21	(17)
Net loans	35,828	35,846	338	(276)
Accrued interest receivable	134	134	2	(1)

Total foreign exchange sensitive assets	39,483	39,495	385	(313)

Liabilities
Total deposits	43,849	43,897	(398)	326
Securities sold under agreements to repurchase	3,417	3,417	—	—
Other borrowed funds	51	51	—	—
Long-term debt	1,398	1,422	—	—

Total foreign exchange sensitive liabilities	48,715	48,787	(398)	326

Total foreign exchange balance sheet sensitivity			(13)	13

	December 31, 2016		Market Value Change
	Carrying amount
		Fair value	+10%	–10%
	(EUR in millions)
Assets
Cash and due from banks	679	679	13	(11)
Deposits with central bank	451	451	5	(4)
Securities purchased under agreements to resell	3	3	—	—
Interest bearing deposits with banks	2,072	2,067	33	(27)
Net loans	37,506	36,640	383	(313)
Accrued interest receivable	161	161	2	(2)

Total foreign exchange sensitive assets	40,872	40,001	436	(357)

Liabilities
Total deposits	51,670	51,726	(413)	338
Securities sold under agreements to repurchase	4,730	4,730	(4)	4
Other borrowed funds	3	3	—	—
Long-term debt	975	977	—	—

Total foreign exchange sensitive liabilities	57,378	57,436	(417)	342

Total foreign exchange balance sheet sensitivity			19	(15)

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

        On December 9, 2015, the Bank's Board of Directors confirmed that the total share capital increase forming part of the 2015 Recapitalization was partially covered, in accordance with art. 13a of Greek Company Law 2190/1920, i.e. it was covered by EUR 2,192,372,169.30 through the issuance of 7,307,907,231 new shares further to the LME Offers, International Offering, the Greek Public Offer and to the HFSF. As a result of the publication of Cabinet Act no. 45/7.12.2015 all of the Bank's preference shares were mandatorily converted (in accordance with the relevant provisions of article 6a of the HFSF Law) to 1,603,700,987 common shares of the Bank. See Item 4.A., "History and Development of the Company—2015 Recapitalization" for the description of the 2015 Recapitalization.

        As at December 31, 2017, the total paid-up share capital of the Bank amounted to EUR 2,744 million divided into 9,147,151,527 ordinary shares of a nominal value of EUR 0.30 each.

B.    Following the termination of our American Depositary Receipt program on March 15, 2018, the Depositary sold the ordinary shares underlying the ADSs that remained outstanding at that date for which ADSs had not been exchanged and converted into ordinary shares by the receipt holders. Therefore, any remaining NBG ADS holder who did not previously surrender their ADSs was paid cash for their ADSs by the Depositary and is no longer entitled to NBG common shares. As of the date of Annual Report, the Depositary no longer holds any common shares of NBG at its custodian bank and is no longer a shareholder of NBG.

C.    Not applicable.

D.    Not applicable.

E.    Not applicable.

ITEM 15    CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

        As of December 31, 2017, we performed an evaluation, under the supervision and with the participation of our Management, including our Acting Chief Executive Officer and Deputy Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to provide reasonable assurance that material financial and non-financial information required to be disclosed in this annual report is recorded, processed, summarized and reported in a timely manner, and that it is accumulated and communicated to our Management, including our Acting Chief Executive Officer and Deputy Chief Executive Officer and our Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based upon that evaluation, the Acting Chief Executive Officer and Deputy Chief Executive Officer and the Group Chief Financial Officer have concluded that our disclosure controls and procedures are ineffective as of December 31, 2017 due to the material weaknesses described in Item 15 (b) below. Our efforts to remediate the material weaknesses are described in Item 15(d) below.

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

        Management assessed the effectiveness of the Group's ICFR as of December 31, 2017, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in

Internal Control—Integrated Framework (2013). Based on this assessment, Management concluded that, as of December 31, 2017, the Group's ICFR was ineffective, due to the material weaknesses identified in its ICFR as noted below.

        A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Group's annual or interim financial statements will not be prevented or detected on a timely basis.

        Management identified the following material weaknesses in its ICFR relating to:

  (a)
  The process level controls supporting the assumptions for the estimation of the expected cash flows used in the impairment assessment of the individually significant commercial loans. Management has implemented process and control level enhancements to address the deficiencies identified in 2016 in the loss allowance process of individually significant exposures of the commercial portfolio, as described in section (d) "Changes in Internal Control over Financial Reporting". However, the remediation actions that were implemented, with emphasis on the review procedures of the assumptions for the estimation of the expected cash flows used in the loss allowance assessment process, were not introduced early enough to ensure the appropriate operation of the controls throughout the year, and as a result, the prior year's material weakness is not considered as remediated as of December 31, 2017.

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

  (c)
  In Ethniki Hellenic General Insurance S.A., significant control deficiencies have been identified in the process of user account access management and the periodic reviews of users' access rights across a number of programs and data. Specifically, control deficiencies were identified in relation to the identification of ownership of users' accounts, the formal and timely authorization and termination of such accounts, and gaps in the periodic review of users' access rights, including segregation of duties conflicts in the users' access rights. These significant deficiencies, on aggregate, contributed to the material weakness.

        The effectiveness of the Group's internal control over financial reporting as of December 31, 2017, has been audited by PricewaterhouseCoopers S.A., the Group's independent registered public accounting firm as stated in their report on page F-3, under Item 18, which expressed an adverse opinion on the effectiveness of the Group's ICFR as of December 31, 2017.

Dated May 15, 2018

/s/ Paul Mylonas Paul Mylonas Acting Chief Executive Officer and Deputy Chief Executive Officer
/s/ Ioannis Kyriakopoulos Ioannis Kyriakopoulos Group Chief Financial Officer

(c)   Attestation Report of Registered Public Accounting Firm

        NBG Group's independent registered public accounting firm has issued an audit report on the Group's internal control over financial reporting. This report appears on Page F-3 of the U.S. GAAP Financial Statements.

(d)   Changes in Internal Control over Financial Reporting

        Based on Management's assessment as of December 31, 2016, the Group's ICFR was ineffective due to certain material weaknesses. These material weaknesses related to the loss allowance process of individually significant exposures of the commercial portfolio, the U.S. GAAP Insurance Reserves process, and the segregation of conflicting duties of the business users of the insurance subsidiary. Throughout 2017, the Bank continued the remediation actions in order to address the ICFR significant deficiencies that contributed to these material weaknesses. Our efforts to remediate the significant deficiencies that aggregated to the material weaknesses are described as follows:

  a.
  Management implemented process and control level enhancements to address deficiencies in the loss allowance process of individually significant exposures of the commercial loan portfolio:

  i.
  Improved process level controls have been introduced with emphasis on the review procedures as well as controls to ensure completeness and accuracy of the assumptions for the estimation of the expected cash flows used in the loss allowance process of individually significant exposures of the commercial loan portfolio;

  ii.
  Management distributed to all involved parties specific guidelines highlighting the importance of the documentation of the assumptions used in the loss allowance process of individually significant commercial loans; and

  iii.
  Training was provided to all involved personnel with respect to the individual assessment process.

    However, the remediation actions that were implemented, with emphasis on the review procedures of the assumptions used in the loss allowance assessment process, were not introduced early enough to ensure the appropriate operation of the controls throughout the year, and as a result, the prior year's material weakness is not considered as remediated as at December 31, 2017.

  b.
  As regards the deficiencies identified in the U.S. GAAP Insurance Reserves process, Management has determined that the efforts made to date were not sufficient to remediate the prior year material weakness given the ongoing disposal process of the insurance subsidiary.

  c.
  Insurance Management initiated a process to review manually and re-design the roles in the SAP accounting system to ensure the appropriate segregation of duties for each job position. In parallel, Management is in the process to acquire an IT solution in order to automate the review of the segregation of conflicting duties. However, Management has determined that the remediation actions completed to date were not sufficient to fully remediate the prior year's material weakness.

        While the above steps have been taken towards remediating the material weaknesses, Management has determined that as of December 31, 2017, the material weaknesses over the loss allowance process of individually significant exposures of the commercial loan portfolio, the U.S. GAAP Insurance Reserves process and the segregation of conflicting duties of the business users of the insurance subsidiary remained. The remediation process will continue during 2018 and Management will explore further opportunities for both process and control level improvements in ICFR.

        Other than those changes described above, during the year ended December 31, 2017, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Petros Sabatacakis, former independent non-executive member of the Board of Directors, was the Audit Committee financial expert for the financial year 2017 and up until his resignation from the Board of Directors on February 28, 2018. Mr Sabatacakis had served as a member of the Board of Directors since 2010. Mr. Sabatacakis was independent, as that term is defined in the New York Stock Exchange's manual for listed companies. Between 1999 and 2004, Mr. Sabatacakis was Chief Risk Manager for Citigroup Inc. During that time, he was responsible for all the financial services of the company's businesses as a member of the Management Committee and a member of the Citicorp Board. All credit, market, and operational risk activities of the Group reported to him. From 1992 to 1997, he was in charge of the financial services subsidiaries of the American International Group, its treasury operations as well as the market and credit risk activities. He was a member of the Executive Committee and a C.V. Starr partner. Prior to that, he was the Head of Global Treasury and Capital Markets at Chemical Bank (now JP Morgan Chase), which he joined in 1973 in Economic Research. Among his positions at Chemical Bank were oversight of the international branches, foreign exchange and securities trading and the management of its funding and investments division. In addition, he had the responsibility for the management of the corporation's overall interest rate risk and investment portfolios. Mr. Sabatacakis, who was born in Greece, earned three degrees from Columbia University: Bachelor of Science, Master of Business Administration and a Doctor of Philosophy degree in Economics. He has been the chairman of Plan International and Child Reach (child sponsor non profit), a Trustee of Athens College in Greece, and a Director Emeritus of the Gennadius Library.

        Under the current composition of the Audit Committee, Mr. Andrew McIntyre is the Audit Committee financial expert. Mr. McIntyre is independent, as the term is defined in the New York Stock Exchange's manual for listed companies. Mr. McIntyre possesses significant international experience in the banking sector, having served in various international financial organisations. Mr. McIntyre serves as Non-Executive Director and Chair of the Audit Committee at Lloyds Bank Corporate Markets plc, since 2017. He also serves as Chair of the Audit Committee at Hermes Property Unit Trust since 2017, Chair of the Audit Committee at Cavamont Holdings Limited since 2016, Non-Executive member and Chair of Audit, Risk and Compliance Committee at C. Hoare & Co since 2015 and a Trustee and Director of the Centre for Economic Policy research since 2014. Mr. McIntyre has also served as Chairman of the Board at Southern Housing Group from 2004 until 2013 and he was partner at Ernst & Young, where he had worked from 1988 to 2016 reaching up to Senior Partner in the UK Financial Services Assurance practice and having had a role in various business groups and client relationships. Mr. McIntyre holds a Bachelor of Arts and a Master of Arts from the University of Cambridge, UK and he is a Chartered Accountant certified by the Institute of Chartered Accountants in England and Wales (ICAEW).

ITEM 16B    CODE OF ETHICS

        The Bank's Board of Directors, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, from February 2004 has approved a separate Code of Ethics for Financial Professionals, which aims at preventing situations where conflict of interest may arise when the interests of the covered persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the covered persons' duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive and that all such information is presented in accordance with applicable rules and regulations.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        On June 30, 2017, the Annual General Meeting of the Shareholders appointed PricewaterhouseCoopers S.A. as our principal independent public accountant for the year ended December 31, 2017. The following table presents the aggregate fees for professional audit services, audit-related and other services rendered for the year ended December 31, 2017 by the Group's principal accounting firm PwC, which is a member firm of PwC Network, other member firms of the Network and their respective affiliates (collectively, "PwC").

        Also, the table below presents the aggregate fees for professional audit services, audit-related and other services rendered for the year ended December 31, 2016 by Deloitte Certified Public Accountants S.A., which is a member firm of Deloitte Touche Tohmatsu Limited ("DTTL"), other member firms of DTTL and their respective affiliates (collectively, "Deloitte").

	Year ended December 31,
Fees by category	2016	2017
	(EUR in thousands)
Audit fees	4,940	4,152
Audit-related fees	405	443
Tax fees	170	14
All other fees	795	917

Total	6,310	5,526

Audit Fees

        Fees billed for audit services for the years ended December 31, 2016 and 2017 consisted primarily of the audit of the Group's IFRS and the integrated audit of its U.S. GAAP consolidated Financial Statements, including the audit for compliance with the section 404 of Sarbanes Oxley Act, the audit of subsidiaries' statutory Financial Statements, and the tax compliance audits of the Bank and its subsidiaries.

Audit-Related Fees

        Fees billed for audit related services for the years ended December 31, 2016 and 2017 consisted primarily of comfort letter fees, other audit and attest services and system and application control reviews provided either repeatedly or on ad hoc basis.

Tax Fees

        Fees billed for tax services for the years ended December 31, 2016 and 2017 consisted primarily of tax advisory, tax planning services and preparation of tax returns. The decrease is mainly attributed to the prohibition of the provision of tax services by the statutory auditor following the requirements of EU Regulation No 537/2014 which was implemented in Greece by Greek Law 4449/2017.

Other Fees

        In 2016 and 2017, other audit fees related to various advisory services provided by PwC and Deloitte to the Bank and its subsidiaries.

        On May 6, 2003, the Audit Committee implemented a policy to approve, on a case by case basis, all audit related services, tax services, and other services in accordance with the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes Oxley Act of 2002. Following its decision on January 30, 2006, the Audit Committee adopted pre approval guidelines for all allowable non audit services to be offered by the Group's statutory auditors for which the fee is not higher than the equivalent of EUR 20 thousand. These services may be approved by the Group Chief Financial Officer or its delegate and the Audit Committee is notified at the following Audit Committee meeting. All other allowable audit and non-audit services to be offered by the Group's statutory auditors are approved, on a case by case basis, in accordance with the rules and regulations concerning auditor independence promulgated by EU Regulation No 537/2014, which was implemented in Greece by Greek Law 4449/2017, and SEC regulation to implement the Sarbanes Oxley Act of 2002.

        "Audit related fees", "Tax fees" and "Other fees" constituted 6.4%, 2.7% and 12.6%, respectively, of total fees in 2016, and 8.0%, 0.3% and 16.6%, respectively, of total fees in 2017.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Ms Panagiota Iplixian, who is a member of the Audit Committee, is relying on the exemption available under Rule 10A 3(b)(iv)(E), as she is a representative of the HFSF, which is an affiliate to the Bank.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2010 to the date of this Annual Report, due to its participation in the Hellenic Republic liquidity support plan and HFSF's participation in the recapitalization of the Bank (see Item 4.B, "Business Overview—Regulation and Supervision of Banks in Greece—The Regulatory Framework—The Hellenic Republic's Bank Support Plan") the Bank has not purchased any of its own shares.

        The purchases and (sales) of own shares by the affiliated purchasers (National Securities S.A.) for the year 2015 amounted to 67,825,104 shares and (65,824,717) shares respectively. Therefore, the balance as at December 31, 2015 of own shares amounted to 2,001,463 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (National Securities S.A.) for the year 2016 amounted to 150,099,503 shares and (149,689,971) shares respectively. Therefore, the balance as at December 31, 2016 of own shares amounted to 2,410,995 shares.

        The purchases and (sales) of own shares by the affiliated purchasers (National Securities S.A.) for the year 2017 amounted to 115,768,780 shares and (117,676,003) shares respectively. Therefore, the balance as at December 31, 2017 of own shares amounted to 503,772 shares.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        Not applicable.

ITEM 16H    MINE SAFETY DISCLOSURE

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
4.3
Share Sale and Purchase Agreement between National Bank of Greece S.A. and KBC Bank NV dated December 30, 2016 (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F (File No. 001 14960) filed May 15, 2017)* ¥.
8	Subsidiaries of the Bank.
12.1	Certifications of the Acting Chief Executive Officer / Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1
Certification of the Acting Chief Executive Officer / Deputy Chief Executive Officer and the Group Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

NATIONAL BANK OF GREECE S.A. (Registrant)
By:	/s/ PAUL MYLONAS Paul Mylonas Acting Chief Executive Officer and Deputy Chief Executive Officer

Date: May 15, 2018

National Bank of Greece S.A.
and Subsidiaries

Consolidated Financial Statements as at
December 31, 2016 and 2017 and for the
years ended December 31, 2015, 2016 and
2017 and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of National Bank of Greece S.A.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheet of National Bank of Greece S.A. and its subsidiaries (the "Company") as of December 31, 2017, and the related consolidated statements of income and comprehensive income, shareholder's equity and cash flows for the year ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company (i) did not maintain effective controls over the review of assumptions used to estimate the allowance of individually significant exposures of its commercial portfolio loans, (ii) did not design and maintain effective controls over the methodology and calculation of the U.S. GAAP insurance reserves, and (iii) did not design and maintain effective controls relating to the user account access management process, and the periodic review of users' access rights, including any segregation of duties of the business users of the insurance subsidiary.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
May 15, 2018

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
National Bank of Greece S.A. and subsidiaries
Athens, Greece

        We have audited the accompanying consolidated balance sheet of National Bank of Greece S.A. and subsidiaries (the "Group") as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Finansbank A.S. for the year ended December 31, 2015, which statements reflect profit of TRY 788 million (EUR 322 million) for the year then ended. Those statements expressed in Turkish Lira ("TRY") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Finansbank A.S., on the basis of IFRS and expressed in Turkish Lira, for the year ended December 31, 2015, is based solely on the report of the other auditors. We have applied auditing procedures on the conversion adjustments to the financial statements of Finansbank A.S., which conform those financial statements to accounting principles generally accepted in the United States of America and Euro amounts

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and the report of the other auditors, the 2016 and 2015 consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

        The 2016 and 2015 consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 3 to the 2016 and 2015 consolidated financial statements, referring to material uncertainties associated with the then current economic conditions in Greece and the ongoing developments that could have affected the Group's access to certain liquidity facilities and could have adversely affected its going concern assumption. Management's plans concerning these matters were also discussed in Note 3 to those consolidated financial statements.

        As discussed in Note 3 to the consolidated financial statements, the accompanying 2016 and 2015 financial statements have been retrospectively adjusted for discontinued operations.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
May 15, 2017
(May 15, 2018 as to Note 3)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Finansbank A Ş.

        We have audited the consolidated statement of financial position of Finansbank A.Ş. (a 99.81% owned subsidiary of National Bank of Greece S.A.) as of December 31, 2015, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows and notes thereto for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards, as issued by the International Accountıng Standards Board. These consolidated financial statements reflect total assets of TL 87,951 million and shareholders' equity of TL 10,726 million as of December 31, 2015, and profit for the year of TL 788 million for the year then ended. These consolidated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Finansbank A.Ş. and its subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
A member firm of Emst & Young Global Limited
Istanbul. Turkey

May 16, 2016

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Note	2016	2017	2017
		(EUR in millions)		(USD in
				millions) (Note 2)
ASSETS
Cash and due from banks	5	679	1,394	1,683
Deposits with Central Bank	6	451	466	563
Securities purchased under agreements to resell	7	3	6	7
Interest bearing deposits with banks	8	2,072	1,655	1,998
Trading assets	9	1,869	1,792	2,164
Derivative assets	10	4,482	3,681	4,445
Available-for-sale securities	11	9,916	3,332	4,023
Equity method investments	12	6	7	8
Loans	13	47,739	45,017	54,355
Less: Allowance for loan losses		(10,233)	(9,189)	(11,095)

Net loans		37,506	35,828	43,260
Goodwill	14	5	5	6
Software and other intangibles	14	117	132	159
Premises and equipment	15	1,275	1,354	1,635
Accrued interest receivable		161	134	162
Other assets	16	2,156	2,018	2,437
Long-lived assets held for sale	17	9,644	5,024	6,066

TOTAL ASSETS		70,342	56,828	68,616

LIABILITIES AND SHAREHOLDERS' EQUITY / (ACCUMULATED DEFICIT)
Interest bearing deposits (include EUR 527 million and EUR 866 million at December 31, 2016 and 2017, respectively, measured at fair value)	20	50,216	42,271	51,040
Non-interest bearing deposits	20	1,454	1,578	1,905

Total deposits	20	51,670	43,849	52,945
Securities sold under agreements to repurchase	21	4,730	3,417	4,126
Derivative liabilities	10	5,171	3,803	4,592
Other borrowed funds		3	51	61
Accounts payable, accrued expenses and other liabilities	22	1,947	2,013	2,430
Long-term debt (includes EUR NIL million and NIL million at December 31, 2016 and 2017, respectively, measured at fair value)	23	975	1,398	1,688
Liabilities directly associated with long-lived assets held- for-sale	17	7,356	3,791	4,577

Total liabilities		71,852	58,322	70,419

EQUITY / (ACCUMULATED DEFICIT):
NBG shareholders' equity / (accumulated deficit)
Common stock, par value of EUR 0.30 (shares authorized, issued and outstanding: 9,147,151,527 and 9,147,151,527 at December 31, 2016 and 2017, respectively)	32	2,744	2,744	3,313
Additional paid-in capital	32	21,740	21,730	26,238
Accumulated deficit		(26,151)	(26,381)	(31,853)
Accumulated other comprehensive gain	39	150	395	477
Treasury stock, at cost (2,410,995 and 503,772 shares at December 31, 2016 and 2017, respectively)		(1)	—	—

Total NBG shareholders' equity / (accumulated deficit)		(1,518)	(1,512)	(1,825)

Non-controlling interest		8	18	22

Total equity / (accumulated deficit)		(1,510)	(1,494)	(1,803)

TOTAL LIABILITIES AND EQUITY / (ACCUMULATED DEFICIT)		70,342	56,828	68,616

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2015	2016	2017	2017
		(EUR in millions)			(USD in millions) (Note 2)
Interest Income:
Loans		1,659	1,512	1,423	1,718
Securities available-for-sale		53	78	86	104
Securities held-to-maturity		80	24	—	—
Trading assets		59	59	50	60
Interest-bearing deposits with banks		4	5	5	6
Other		14	15	13	16

Total interest income		1,869	1,693	1,577	1,904

Interest Expense:
Deposits		(583)	(328)	(226)	(273)
Securities sold under agreements to repurchase		(2)	(5)	(20)	(24)
Long-term debt		(53)	(22)	(28)	(34)
Other		(48)	(192)	(37)	(45)

Total interest expense		(686)	(547)	(311)	(376)

Net interest income before provision for loan losses		1,183	1,146	1,266	1,528
Provision for loan losses	13	(3,190)	(499)	(610)	(737)

Net interest income/(loss) after provision for loan losses		(2,007)	647	656	791

Non-interest income /(loss):
Credit card fees		34	47	60	72
Service charges on deposit accounts		2	7	6	7
Other fees and commissions	26	236	223	252	304
Net trading gain/(loss)	27	201	(324)	48	58
Equity in earnings of investees and realized gains/(losses) on disposal of equity method investments	12	2	1	3	4
Other non-interest income	28	115	350	94	113

Total non-interest income excluding gains / (losses) on investment securities		590	304	463	558

Net realized gains/(losses) on sales of available-for-sale securities	11	(9)	88	70	85
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)		(26)	(2)	—	—

Net gains / (losses) on available for sale and held to maturity securities		(35)	86	70	85

Total non-interest income		555	390	533	643

Non-interest expense:
Salaries and employee benefits	38	(655)	(645)	(588)	(710)
Occupancy expenses		(46)	(43)	(40)	(48)
Equipment expenses		(23)	(24)	(24)	(29)
Depreciation of premises and equipment		(49)	(46)	(48)	(58)
Amortization of intangible assets		(40)	(42)	(39)	(47)
Impairment of goodwill		(115)	—	—	—
Deposit insurance premium		(84)	(62)	(55)	(66)
Other non-interest expense	29	(888)	(435)	(407)	(491)

Total non-interest expense		(1,900)	(1,297)	(1,201)	(1,449)

Loss before income tax		(3,352)	(260)	(12)	(15)
Income tax (expense) / credit	30	(30)	21	19	23

(Loss) / income from continuing operations		(3,382)	(239)	7	8

Loss from discontinuing operations	17	(5,085)	(62)	(235)	(284)

Net loss		(8,467)	(301)	(228)	(276)

Less: Net (income) / loss attributable to the non-controlling interest		3	1	(2)	(2)

NET LOSS attributable to NBG shareholders		(8,464)	(300)	(230)	(278)

Loss per share
Basic and diluted LPS from continuing operations	33	(2.94)	(0.03)	—	—
Basic and diluted LPS from continuing and discontinued operations	33	(9.41)	(0.03)	(0.03)	(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Continued)

		Year ended December 31,
	Note	2015	2016	2017	2017
		(EUR in millions)			(USD in millions) (Note 2)
Net loss		(8,467)	(301)	(228)	(276)
Other comprehensive income / (loss) net of tax:
Net (losses)/gains from foreign currency translation adjustments:
Foreign currency translation adjustments reclassified to income statement related to disposed subsidiaries		—	3,133	175	211
Other foreign currency translation adjustments		(604)	(148)	(47)	(57)

Total net (losses)/gains from foreign currency translation		(604)	2,985	128	154

Net (losses)/gains on available-for-sale securities:
Net unrealized holding (losses)/gains during the period (net of tax expense/(benefit) of: EUR 27 million in 2015, EUR 91 million in 2016 and EUR 104 million in 2017)		108	352	199	240
Reclassification to income statement due to disposal of subsidiaries (net of tax (expense)/benefit of: EUR NIL million in 2015, EUR (23) million in 2016 and EUR NIL in 2017)		—	(115)	(22)	(27)
Less: reclassification adjustment for net (gains)/losses included in net income (net of tax (expense)/benefit of: EUR (4) million in 2015, EUR (26) million in 2016 and EUR (18) million in 2017)		(9)	(94)	(67)	(81)
Less: Reclassification adjustment for other-than-temporary impairment of available-for-sale securities (net of tax benefit of EUR 10 million in 2015, EUR 2 million in 2016 and EUR NIL million in 2017)		26	4	—	—

Total net gains on available-for-sale securities		125	147	110	132

Net (losses)/gains on pension (liability)/asset:
Reclassification to income statement due to disposal of subsidiaries		—	18	1	1
Pension (liability)/asset (net of tax expense/(benefit) of EUR 6 million in 2015, EUR (3) million in 2016 and EUR 1 million in 2017)		31	(8)	6	7

Total net gains on pension (liability)/asset		31	10	7	8

Total other comprehensive income / (loss), net of tax		(448)	3,142	245	294

Comprehensive (loss) / income		(8,915)	2,841	17	18

Less: Comprehensive income attributable to the non-controlling interest		(4)	(3)	(2)	(2)
Comprehensive (loss) / income attributable to NBG shareholders		(8,919)	2,838	15	16

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Year ended December 31,
	Note	2015	2016	2017	2017
		(EUR in millions)			(USD in
					millions) (Note 2)
Common Stock:
Balance at beginning of year (3,533,149,631 at 2015 of par value EUR 0.30 each, 9,147,151,527 at 2016 and 2017 of par value EUR 0.30 each)		1,060	2,744	2,744	3,313
Reverse split of the common stock at a ratio of 15 existing shares of EUR 0.30 per share to be exchanged for 1 new share of EUR 4.50 per share and reduction of the par value of the shares from EUR 4.50 per share to EUR 0.30 per share	32	(989)	—	—	—
Issuance of 7,307,907,231 shares of par value EUR 0.30 in 2015 through a non-rights issue	32	2,192	—	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30	32	481	—	—	—

Balance at end of year (9,147,151,527 shares at 2015, 2016 and 2017 of par value EUR 0.30 each)		2,744	2,744	2,744	3,313

Preferred stock
Balance at beginning of year (12,639,831 shares of par value EUR 0.30 each at 2015 and NIL at 2016 and 2017 and 270,000,000 shares of par value EUR 5.00 each at 2015 and NIL at 2016 and 2017)		1,354	—	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30	32	(1,354)	—	—	—

Balance at end of year (NIL at 2015, 2016 and 2017)		—	—	—	—

Additional Paid-in Capital:
Balance at beginning of year		19,918	21,740	21,740	26,250
Reduction of par value per share		989	—	—	—
Conversion of 12,639,831 preference shares of par value EUR 0.30 and of 270,000,000 preference shares of par value EUR 5.00 to 1,603,700,987 common shares of par value EUR 0.30 in 2015		873	—	—	—
Issue costs net of tax in 2015 from the issuance of 8,911,608,218 shares		(44)	—	—	—
Purchase / sale of subsidiaries shares from non-controlling interest	4	4	—	(10)	(12)

Balance at end of year		21,740	21,740	21,730	26,238

Accumulated deficit:
Balance at beginning of year		(17,387)	(25,851)	(26,151)	(31,576)
Net loss attributable to NBG shareholders		(8,464)	(300)	(230)	(277)

Balance at end of year		(25,851)	(26,151)	(26,381)	(31,853)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)

		Year ended December 31,
	Note	2015	2016	2017	2017
		(EUR in millions)			(USD in
					millions) (Note 2)
Accumulated Other Comprehensive Income / (Loss)—net of tax:	39
Balance at beginning of year		(2,547)	(2,994)	150	183
Net change in fair value of securities available-for-sale		125	147	110	132
Foreign currency translation adjustments		(603)	2,987	128	154
Pension liability		31	10	7	8

Balance at end of year		(2,994)	150	395	477

Treasury Stock, at Cost:
Balance at beginning of year (1,076, 2,001,463 and 2,410,995 shares at 2015, 2016 and 2017, respectively)		—	(1)	(1)	(1)
Sale of treasury stock (65,824,717, 149,689,971 and 117,676,003 shares during 2015, 2016 and 2017, respectively)		66	34	34	41
Purchase of treasury stock (67,825,104, 150,099,503 and 115,768,780 shares during 2015, 2016 and 2017, respectively)		(67)	(34)	(33)	(40)

Balance at end of year (2,001,463, 2,410,995 and 503,772 shares at 2015, 2016 and 2017, respectively)		(1)	(1)	—	—

Total NBG shareholders' equity / (accumulated deficit)		(4,362)	(1,518)	(1,512)	(1,826)

Non-controlling interest (NCI)—net of tax:
Balance at beginning of year		39	32	8	10
Net gain / (loss)		(3)	(1)	2	2
Foreign currency translation adjustments		(1)	(2)	—	—
Dividends paid to non-controlling interests		—	(2)	(2)	(2)
Changes of non-controlling interest due to acquisitions, disposals, establishments, capital contributions and changes in subsidiaries shareholding		(3)	(19)	10	12

Balance at end of year		32	8	18	22

Total equity / (accumulated deficit)		(4,330)	(1,510)	(1,494)	(1,804)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2016	2017	2017
	(EUR in millions)			(USD in millions) (Note 2)
Cash flows from Operating Activities:
Net loss	(8,467)	(301)	(228)	(275)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Provision for loan losses	3,688	764	642	775
Net (gain) / loss on sale of premises and foreclosed assets	(64)	2	—	—
Net realized gain on sales of available-for-sale securities	(17)	(121)	(85)	(103)
Other than temporary impairment of AFS and HTM securities	36	10	—	—
Equity in earnings of equity method investees	11	(2)	(3)	(4)
Depreciation of premises and equipment	106	78	55	66
Amortization of software and other intangibles	192	67	42	51
Impairment of goodwill	1,983	1	—	—
Impairment of equity method investments	22	—	—	—
Pension liability	36	34	22	27
Provision for deferred income taxes	(35)	(61)	(60)	(72)
Net (gain) / loss on the disposal of subsidiaries	—	(137)	196	237
Net (gain) / loss from changes in the fair value of financial instruments designated at fair value	(41)	27	(9)	(11)
Gain on debt extinguishment	(27)	—	—	—
Interest on financing obligation from sale of real estate	37	34	35	42
Impairment of assets classified as held for sale	3,619	5	170	205
Other non cash items including provisions for contingencies and impairment of other assets	341	33	14	17
Changes in assets and liabilities
Trading assets, derivative instruments and financial assets market-to-market through the profit or loss	(635)	230	(506)	(611)
Accrued interest receivable	37	213	31	37
Other assets	(204)	(147)	2	2
Accounts payable, accrued expenses and other liabilities	(331)	(360)	385	465
Insurance reserves	(154)	99	(258)	(312)

Cash flows provided by operating activities	133	468	445	536
Cash Flows from Investing Activities:
Activities in available-for-sale securities:
Purchases	(3,384)	(4,123)	(5,287)	(6,384)
Sales proceeds	1,181	4,101	9,080	10,964
Maturities, prepayments and calls	2,303	2,948	2,983	3,602
Activities in held-to-maturity securities:
Purchases	(449)	(110)	—	—
Maturities, prepayments and calls	540	89	—	—
Acquisition of subsidiaries	—	(4)	—	—
Disposal of subsidiaries, net of cash disposed	—	3,283	678	819
Purchases of premises and equipment and intangibles	(316)	(177)	(188)	(227)
Proceeds from sales of premises and equipment and intangibles	104	14	13	16
Disposals / (acquisitions) of equity investments	(1)	1	9	11
Net cash provided by / (used in):
Deposits with central bank	(4)	(352)	(238)	(287)
Loan origination and principal collections	118	881	1,220	1,473
Securities purchased under agreements to resell	85	(1)	(40)	(48)
Interest bearing deposits with banks	252	146	380	459

Cash flows provided by investing activities	429	6,696	8,610	10,398

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31
	2015	2016	2017	2017
	(EUR in millions)			(USD in millions) (Note 2)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	1,195	435	856	1,034
Principal repayments and retirements of long-term debt	(1,034)	(1,567)	(431)	(520)
Proceeds from issuance of common and preferred stock (net of issue costs of EUR 32 million in 2015 and EUR 30 million in 2016 relating to 2015 issuance)	1,421	(30)	—	—
Repayment of the convertible securities issued by the Bank to HFSF	—	(2,029)	—	—
Purchases of treasury stock	(67)	(34)	(33)	(40)
Proceeds from sales of treasury stock	66	34	34	41
Sale of Real Estate accounted for as financing obligation	(74)	(74)	(34)	(41)
Disposal of subsidiary shareholding without loss of control	1	—	—	—
Dividends paid to non-controlling interests	—	(2)	(2)	(2)
Net cash provided by / (used in):
Deposits	2,219	(10,570)	(7,735)	(9,340)
Securities sold under agreements to repurchase	(3,488)	4,822	(1,311)	(1,583)
Other borrowed funds	(1,291)	735	47	57

Cash flows provided used in financing activities	(1,052)	(8,280)	(8,609)	(10,394)
Effect of exchange rate change on cash and due from banks	(68)	(28)	1	2
Net (decrease) / increase in cash and due from banks	(558)	(1,144)	447	542
Cash and due from banks at beginning of year	2,727	2,169	1,025	1,238

Cash and due from banks at end of year	2,169	1,025	1,472	1,780
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Income taxes	255	64	(129)	(156)
Interest	1,955	1,181	277	334
Non cash investing and financing activities:
Common share capital increase of EUR 2,673 million out of which EUR 676 million through subscription in kind (see Note 32)	676	—	—	—
Common share capital increase of EUR 2,673 million out of which EUR 64 million through mandatory conversion of long term debt securities (see Note 32)	64	—	—	—
Common share capital increase of EUR 2,673 million out of which EUR 481 million through conversion of preference shares (see Note 32)	481	—	—	—
Contribution by HFSF of bonds issued by ESM in return for the convertible securities issued by the Bank (see Note 32)	2,029	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    ORGANIZATION

        The National Bank of Greece S.A. (the "Bank" or "NBG") is a commercial bank and was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and its subsidiaries (the "Group" or "NBG Group") provide a wide range of financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group's non-financial service activities include hotels, warehouse management and real estate investments. The Group operates in Greece, UK, South Eastern Europe which includes Bulgaria, Romania, Albania, and FYROM, as well as in Cyprus, Malta, Egypt and South Africa.

NOTE 2:    REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

        The accompanying consolidated financial statements as at December 31, 2017, are expressed in Euro ("EUR"). The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Board of Governors of the Federal Reserve Bank of New York on Monday, April 30, 2018 which was EUR 0.8282 to USD 1.00 (EUR 0.8330 to USD 1.00 on December 31, 2017).

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

        The Group's consolidated income statement for the twelve month period ended December 31, 2017 has been prepared stating separately continuing operations from discontinued operations, the latter relating to United Bulgarian Bank ("UBB"), Interlease E.A.D. ("Interlease"), the South African Bank of Athens Ltd ("S.A.B.A."), Ethniki Hellenic General Insurance S.A. ("NIC"), Vojvodjanska Banka a.d. Novi Sad ("Vojvodjanska"), NBG Leasing d.o.o. Belgrade ("NBG Leasing doo"), Banka Romaneasca S.A. ("Romaneasca") and Bank NBG Albania Sh.a. ("NBG Albania") in accordance with Accounting Standards Codification ("ASC') 205-20 "Discontinued Operations". The comparative income statements for the years 2016 and 2015 have been restated accordingly. Group's consolidated balance sheet as at December 31, 2016 has also been restated for discontinued operations i.e. UBB A.D., Interlease, S.A.B.A., NIC, Vojvodjanska, NBG Leasing doo, Romaneasca and NBG Albania. Long lived assets held for sale and the liabilities directly associated with long lived assets held for sale

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in the balance sheet for the year 2017, comprise S.A.B.A., NIC, Romaneasca and NBG Albania (see Note 17).

  Going concern

  Liquidity

        Total Eurosystem funding significantly reduced during 2017 at EUR 2.8 billion as at December 31, 2017 (December 31, 2016: EUR 12.3 billion), all of which related to European Central Bank ("ECB") funding (December 31, 2016: EUR 6.7 billion from ECB and EUR 5.6 billion from Emergency Liquidity Assistance ("ELA")). Furthermore, as of December 31, 2017 the Bank had entered into secure interbank transactions with foreign financial institutions of EUR 3.4 billion, while the Bank's ELA liquidity buffer stood at EUR 9.4 billion (cash value).

  Capital adequacy

        The Group's Common Equity Tier 1 ("CET1") ratio at December 31, 2017 was 17.0% exceeding the Supervisory Review and Evaluation process ("SREP") ratio of 12.25% and 12.875% for 2017 and 2018, respectively (see Note 34).

  Macroeconomic developments

        After a slight decline of 0.3% year-over-year ("y-o-y") in real Gross Domestic Product ("GDP", in constant prices) in 2016, GDP growth entered positive territory in 2017 (+1.3%, y-o-y), mainly supported by a notable rebound in gross capital formation (14.9% y-o-y in 2017), which added 1.8 pps to annual production growth and compensated for the subdued private consumption (0.1% y-o-y, in the same period). In fact, this is the strongest GDP performance in ten years, following a cumulative contraction of 26.1%, y-o-y, between 2008 and 2016, despite the tighter-than-initially-expected fiscal conditions in 2017. Deflation ended in 2017, with the consumer price index increasing by 1.1%, y-o-y, following an annual average decline of 1.2% in 2013-2016.

        An increasing number of coincident and economic confidence indicators, especially for the business sector, showed a significant improvement over the course of 2017, which continued in early 2018 (with some of these indicators returning to pre-crisis levels in the first four months of 2018), suggesting that economic activity is going to gain additional traction in 2018. A further improvement in Greece's economic performance in 2018 is expected to be buoyed by declining uncertainty and a sustainable lowering in Greece's sovereign risk premia, a consistently strong tourism performance—exemplified by the favourable dynamics in early tourism bookings for 2018—and inflows of the Third Program funding (in conjunction with synergies from Juncker Plan, European Investment Bank ("EIB") financing and private funds), which will support liquidity creation and business investment. A positive impact on household disposable income from the sustainable improvement in labour market conditions, combined with a pick-up in hourly labour compensation in more competitive sectors, are expected to support a higher private consumption compared to 2017 (0.5% y-o-y, in 2018, according to European Commission estimates). Greece's economic performance will be also supported by the healthy increase in economic activity in the Euro area—Greece's major market for exports of goods and services—which is expected to reach 2.3% y-o-y in 2018 from 2.4% y-o-y in 2017 (according to the latest estimates of the European Commission), overperforming compared to other major developed economies. Against this backdrop, Greece's GDP growth is expected to reach 2.0%, y-o-y, on average, in 2018, according to the latest

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimates of the European Commission and the International Monetary Fund (the "IMF"). However, the recovery remains susceptible to downside risks related, inter alia, to the additional fiscal effort to meet the medium term fiscal targets (a primary surplus in General Government Budget of 3.5% of GDP in 2018-2022), a slower-than-initially-expected improvement in liquidity conditions and the vulnerable financial position of a significant number of households and small business units, following the multiyear crisis. A potential emergence of adverse external factors affecting export demand, euro's exchange rates against other trade partners, imported inputs' prices (especially energy costs) or financial and monetary conditions internationally, could weigh on Greece's economic performance.

        The fiscal overperformance continued in 2017 when Greece exceeded the 1.75% of GDP primary surplus program-target for 2017 by a margin of almost 2.5% of GDP. Nonetheless, maintaining this favourable momentum in fiscal adjustment remains highly dependent on an increasing revenue performance, which, in turn, could further weigh on private sector's financial position. Moreover, the achievement of this fiscal target is likely to take, again, an additional toll on the pace of improvement of liquidity conditions and private sector's debt servicing capacity.

        As regards the upcoming disbursements for 2018, following the completion of the third review of the Third Program in early March 2018, the Institutions decided the disbursement of the fourth tranche of the European Stability Mechanism ("ESM") Program amounting to EUR 6.7 billion to cover current financing needs, further arrears clearing and "to support the build-up of the cash buffer of the Greek State, in order to support Greece's return to the market". The amount is planned to be disbursed in two instalments, beginning with a first instalment of EUR 5.7 billion which was disbursed in late-March 2018, whereas the second disbursement of EUR 1 billion will be used for arrears clearance and will be disbursed between May and mid-June 2018, upon completion of the necessary actions by the Greek government. A timely completion of the fourth review of the Third Program, which will unlock additional funding resources up to an amount of EUR 11.7 billion and set the stage for a successful completion of the Third Program, along with the accumulation of a sizeable cash buffer (financed by Program funds and sovereign bond issuance) by the Greek State—with a view to fully cover its debt servicing needs in a 2-year period—is expected to provide a considerable boost in activity and economic confidence and more than compensate for the drag from the new fiscal measures.

        The capacity of the Hellenic Republic to re-access the markets for financing its maturing debt on a sustainable basis, following the successful issuance of a 7-year bond and 12-month Treasury bill in February 2018 and in March 2018, respectively, which have raised EUR 4 billion in total, is a critical step for the country's return to economic normalcy. A timely completion of the fourth review, along with the provision of further detail on the specifics of the medium and long-term strategy for reducing public debt servicing costs are expected to support the efforts of the Hellenic Republic to access the markets on a sustainable basis.

        Nevertheless, Greece's sovereign and private debt valuations and economic conditions, in general, are unlikely to remain unaffected in the event of a significant adjustment in international markets and/or a protracted increase in volatility internationally, despite the supportive role of improving macroeconomic stability domestically. A significant delay in the completion of the fourth review, possible uncertainties regarding the additional debt relief measures by the official lenders, agreed in the Eurogroup of May 25, 2016, and further specified in Eurogroups of June 15, 2017 and March 12, 2018, or an insufficient build-up of the liquidity buffer, could give rise to negative confidence and liquidity effects, delay the relaxation of capital controls and exert additional downward pressures on collateral

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

valuations—especially real estate—along with the additional pressure on demand from fiscal measures. External factors related to the risk of a deterioration in financial or broader macroeconomic conditions in the Euro area or globally, geopolitical risks and/or a further appreciation in energy prices could create downside risks to Greece's economic performance.

  2018 Stress Test

        Between February and April 2018, the ECB conducted a Stress Test Exercise on the four Greek Systemic Banks. The exercise was performed following the same approach of European Banking Authority ("EBA") exercise in terms of methodology, templates, scenarios and quality assurance of the results. The 2018 Stress Test results were published on May 5, 2018 and ECB has not requested NBG to submit a capital plan.

  Going concern conclusion

        Management concluded that the Bank is a going concern after considering (a) the elimination of ELA reliance, the decrease of ECB funding and current access to the Eurosystem facilities with significant collateral buffer (b) the Bank's and the Group's CET1 ratio of December 31, 2017 which exceeded SREP requirements even after the adoption of IFRS 9 and (c) the recent developments regarding the Greek economy and the latest estimates regarding macroeconomic indicators, as discussed above.

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

        The Group conducts and documents periodic reviews of all securities with unrealized losses to evaluate whether an Other-than-Temporary-Impairment ("OTTI") exists. Any credit related OTTI related to debt securities that the Group does not plan to sell and is not likely to be required to sell, is recognized in income statement as unrealized losses, with the non-credit related OTTI retained in accumulated other comprehensive income/(loss). For other impaired debt securities and equity securities, the entire OTTI is recognized in earnings as unrealized losses.

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

        Derivatives—The Group maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate and foreign currency volatility. On the date the Group enters into a derivative contract, the Group designates the derivative instrument as either hedging or as a freestanding derivative instrument. At December 31, 2016 and 2017 the Group did not have any of its derivative instruments designated as hedging instruments. For freestanding derivative instruments, changes in fair values are reported in current period net income and included in the net trading gain/(loss).

        All derivatives are recognized on the consolidated balance sheet at fair value, including unpaid accrued interest, without taking into consideration the effects of legally enforceable master netting agreements that allow the Group to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis, only to the extent that an event of default has occurred. Derivatives are recorded as derivative assets or liabilities. If the Group intends to offset, derivative asset and liability positions are presented net by counterparty on the consolidated balance sheet when a valid master netting agreement exists and the other conditions set out in ASC 210-20, Balance Sheet—Offsetting, are met. The Group's Management exercises judgment in determining the fair value of financial assets and liabilities. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Valuations of derivative assets and liabilities reflect the value of the instrument including the values associated with counterparty risk. These values also take into account the Group's own credit standing, thus the valuation of the

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

derivative instruments includes the value of the net credit differential between the counterparties to the derivative contract.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The fair value disclosures are presented in Note 35. The levels of hierarchy with respect to the fair values are the following:

        Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain government securities that are highly liquid and are actively traded in over-the-counter ("OTC") markets.

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

        Goodwill, software and other intangibles—Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Goodwill is not amortized, but is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The Group has an option to assess qualitative factors to determine if it is necessary to perform the goodwill impairment test. If, after assessing the totality of events or circumstances, the Group determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, no further testing is necessary. If, however, the Group determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Group is required to perform the first step of the two-step goodwill impairment test. The impairment test is performed in two steps. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Intangible assets subject to amortization are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Intangible assets subject to amortization are amortized on a straight-line basis over the period benefited, using an estimated range of anticipated lives not exceeding a period of 20 years for software and 6 to 11 years for intangibles arising on acquisitions such as customer relationships and core deposits. Trade names have indefinite useful lives.

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

        The Group, under certain government-sponsored loan guarantee programs, can extend mortgage loans to borrowers with a guarantee that entitles the Group to recover all or a portion of the unpaid principal balance from the government if the borrower defaults. A mortgage loan is derecognized and a separate other receivable is recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure, (2) At the time of foreclosure, the Group has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the Group has the ability to recover under that claim and (3) At the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable is measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.

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

Dividend policy

Current provisions applying to the bank under the Hellenic Financial Stability Fund ("HFSF") recapitalization framework

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

        Finally, according to Article 16C of the HFSF Law, as long as the HFSF participates in the capital of credit institutions, these credit institutions are not allowed to purchase their own shares without the HFSF's prior approval.

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

        Accumulated other comprehensive income/(loss) ("OCI")—The Group records unrealized gains and losses on AFS Securities, unrecognized actuarial gains and losses, transition obligation and prior service costs on Pension and Postretirement plans and foreign currency translation adjustments in Accumulated OCI, net of tax. Gains and losses on AFS Securities are reclassified to income statement as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to income statement at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to income statement upon the substantial sale or liquidation of investments in foreign operations.

        Treasury stock—The Group's parent company's common stock, owned by the Group entities, is considered to be treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded within equity.

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

Recently adopted accounting pronouncements

        In March 2016, the FASB issued ASU 2016-05 "Derivatives and Hedging (Topic 815), Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships". The amendments in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria (including those in

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

paragraphs 815-20-35-14 through 35-18) continue to be met. The amendments in this Update are effective for the Group beginning on January 1, 2017. The Group applied these amendments prospectively and the ASU 2016-05 did not have an impact on the Group's consolidated financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-06 "Derivatives and Hedging (Topic 815), Contingent Put and Call Options in Debt Instruments". The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence and it does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments in this Update are effective for the Group beginning on January 1, 2017. The Group applied this amendment on a modified retrospective basis and ASU 2016-06 did not have an impact on the Group's consolidated financial position, results of operations and disclosures.

        In March 2016, the FASB issued ASU 2016-07 "Investments—Equity Method and Joint Ventures (Topic 323), Simplifying the Transition to the Equity Method of Accounting". The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as at the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for the Group beginning on January 1, 2017. The Group applied these amendments prospectively and ASU 2016-07 did not have an impact on the Group's consolidated financial position, results of operations and disclosures.

Recently issued accounting pronouncements

        In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)". The guidance in this Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The ASU will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09, as amended by ASU 2015-14 "Deferral of the Effective Date", ASU 2016-08 "Principal versus Agent Considerations (Reporting Revenue Gross versus Net)", ASU 2016-10 "Identifying Performance Obligations and Licensing",

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASU 2016-11 "Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting" and ASU 2016-12 "Narrow-Scope Improvements and Practical Expedients" and ASU 2016-20 "Technical Corrections and Improvements", becomes effective on January 1, 2018 for the Group. The new standard clarified the guidance related to reporting revenue gross as a principal versus net as an agent. The new standard does not impact the timing or measurement of the Group's revenue recognition as it is consistent with the Group's existing accounting for contracts within the scope of the new standard. The Group has chosen to apply this guidance to contracts that have not been completed as of January 1, 2018. The new accounting standard is effective for the Group beginning on January 1, 2018 and is not expected to have a material impact on the Group's consolidated financial position, results of operations and disclosures.

        In January 2016, the FASB issued ASU 2016-01 "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in this Update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The amendments in ASU 2016-01 are effective for the Group beginning January 1, 2018. The effect of adopting the ASU is not expected to have a material impact on the Group's consolidated financial position, results of operations and disclosures.

        In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)", which is intended to increase transparency and comparability of accounting for lease transactions. The ASU will require all leases to be recognized on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. On January 5, 2018, the FASB issued an exposure draft proposing an amendment to the standard that, if approved, would permit companies the option to apply the provisions of the new lease standard either prospectively as of the effective date, without adjusting comparative periods presented, or using a modified retrospective transition applicable to all prior periods presented. The amendments in this ASU are effective for the Group beginning on January 1, 2019. The Group has not applied these amendments and is currently evaluating the extent of the impact on the Group's consolidated financial position, results of operations and disclosures. The effect of the adoption will depend on the lease portfolio at the time of transition and the transition options ultimately available.

        In June 2016, the FASB issued ASU 2016-13 "Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments". The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a new accounting model, the Current Expected Credit Losses Model (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The FASB's CECL model utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. For available-for-sale securities where fair value is less than cost, credit-related impairment, if any, will be recognized in an

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

allowance for credit losses and adjusted each period for changes in expected credit risk. The amendments in this Update are effective for the Group on January 1, 2020.

        In August 2016, the FASB issued ASU 2016-15 "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments". The amendments in this Update provide guidance regarding classification of certain cash receipts and payments where diversity in practice was observed. ASU 2016-15 is required to be applied retrospectively to all periods presented beginning in the year of adoption. ASU 2016-15 is effective for the Group beginning on January 1, 2018. The new accounting standard is not expected to have a significant impact on the Group's consolidated financial position, results of operations and disclosures.

        In October 2016, the FASB issued ASU 2016-16 "Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory". The Board decided that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments in this Update are effective for the Group beginning on January 1, 2018. The new accounting standard is not expected to have a significant impact on the Group's consolidated financial position, results of operations and disclosures.

        In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230), Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for the Group beginning on January 1, 2018. The new accounting standard is not expected to have a significant impact on the Group's consolidated financial position, results of operations and disclosures.

        In January 2017, the FASB issued ASU 2017-01 "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this Update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. The amendments in this Update narrow the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the set is not scoped out from the quantitative screen, the entity then evaluates whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments in this Update are effective for the Group beginning on January 1, 2018 with prospective application. The impact of the ASU will depend upon the acquisition and disposal activities of the Group.

        In January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". The ASU simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. Under the ASU, the impairment test is the comparison of the fair value of a reporting unit

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts). The ASU will be effective for the Group as of January 1, 2020, with early adoption permitted but the Group does not expect to early adopt this standard.

        In March 2017, the FASB issued ASU No. 2017-07, "Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost", which changes the income statement presentation of net periodic pension cost and requires restating the Group's financial statements for each of the earlier periods presented in the Group' s annual financial statements. The change in presentation will be effective for the Group beginning on January 1, 2018. The ASU requires that only the service cost component of net Periodic pension cost to be included in Salaries and employee benefits on the income statement. The other components of net periodic pension cost will be required to be presented outside of Salaries and employee benefits and will be presented in Other non-interest expense. Since both of these income statement line items are part of Non-interest expense, total Non-interest expense will not change, nor will there be any change in Net income. This change in presentation is not expected to have a material effect on Salaries and employee benefits and Other non-interest expense and will be applied prospectively. The components of the net periodic pension cost are currently disclosed in Note 40 to the Consolidated Financial Statements. The new standard also changes the components of net periodic pension cost that are eligible for capitalization when employee costs are capitalized in connection with various activities, such as internally developed software, construction in- progress, and loan origination costs. Prospectively from January 1, 2018, only the service cost component of net periodic pension cost may be capitalized. Existing capitalized balances are not affected. This change in amounts eligible for capitalization is not expected to have a significant effect on the Group's consolidated financial position, results of operations and disclosures.

        In March 2017, the FASB issued ASU 2017-08, "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities". The amendments in ASU 2017-08 shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for the Group beginning after January 1, 2019. Early adoption is permitted but the Group does not expect to early adopt this standard. The effect of the adoption of this ASU will depend on the Group's portfolio at the time of transition.

        In August 2017, the FASB issued ASU No. 2017-12, "Targeted Improvements to Accounting for Hedging Activities", which will better align an entity's risk management activities and financial reporting for hedging relationships through changes to the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The mandatory effective date for calendar year-end public companies including the Group is January 1, 2019 with an option to early adopt. The Group does not intend to early adopt this ASU. The targeted improvements in the ASU will allow increased flexibility to structure hedges of fixed- and floating rate instruments and will allow a one-time transfer of certain pre-payable debt securities from HTM to AFS. Application of the ASU is expected to better reflect the economics of risk management activities and will also reduce the volatility associated with foreign currency hedging. The ASU requires the change in the fair value of the hedging instrument to be presented in the same income statement line as the hedged item and also requires expanded disclosures. The impact of the ASU will depend upon the hedges the Group has at the time of adoption.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2018, the FASB issued ASU No. 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities", that clarifies the guidance in ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10).

        ASU 2018-03 is effective for the Group beginning on January 1, 2018. This ASU is not expected to have a material effect on the Group's consolidated financial position, results of operations and disclosures.

NOTE 4:    MERGERS, ACQUISITIONS AND DISPOSALS

  a)
  On December 1, 2017, the Bank disposed of its Serbian Operations to OTP Banka Srbija A.D. Novi SAD ("OTPS"). The consideration was EUR 125 million. The transaction included the transfer of NBG's stake in Vojvodjanska, NBG Leasing d.o.o. Belgrade and NBG Services d.o.o. Belgrade. In addition OTPS repaid the EUR 111 million of loans that the Group had extended to Serbian Operations.

Loss on disposal of Serbian Operations	(EUR in millions)
Total cash consideration	125
Less: Costs to sell	(4)

121

Less: Subsidiaries' book value	(182)
Cumulative exchange loss in respect of the net assets of Serbian Operations reclassified from equity to profit or loss	(177)

Loss on disposal	(238)

        The loss on disposal is included in the line of income statement "Loss from discontinued operations".

  b)
  On October 23, 2017, NBG Pangaea Reic established in Bulgaria the company PNG PROPERTIES EAD, a wholly owned subsidiary. The capital contributed amounted to EUR 26 thousand (BGN 50 thousand).

  c)
  On June 13, 2017, the Bank disposed of its Bulgarian Operations to KBC Bank NV ("KBC"). The consideration was EUR 610 million. The transaction included the transfer of NBG's 99.91% stake in UBB, and 100% stake in Interlease EAD ("Interlease"). In addition, KBC

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

    repaid the EUR 26 million of subordinated debt that NBG had extended to UBB and the EUR 70 million of loans that the Group had extended to Interlease.

Gain on disposal of Bulgarian Operations	(EUR in millions)
Total cash consideration	610
Less: Costs to sell	(11)

599

Less: Subsidiary's book value	(586)
Cumulative exchange loss in respect of the net assets of Bulgarian Operations reclassified from equity to profit or loss	2
Cumulative gain on available-for-sale financial assets of Bulgarian Operations reclassified from equity to profit or loss	22
Cumulative loss of pension liability of Bulgarian Operations reclassified from equity to profit or loss	(1)

Gain on disposal	36

        The gain on disposal is included in the line of income statement "Loss from discontinued operations".

        Furthermore, in the context of the disposal of Bulgarian Operations, Ethniki Hellenic General Insurance SA disposed of its 20% and 30% stake in UBB Insurance Broker AD and UBB-Metlife Life insurance Company AD, respectively, for EUR 10 million and the gain amounted to EUR 7 million. The gain is included in the line of Income Statement "Loss from discontinued operations".

  d)
  On January 20, 2017, following the decision of NIC Board of Directors on January 13, 2017, the Group's subsidiary National Insurance Brokers S.A. was disposed of for a consideration of EUR 1 million.

  e)
  On December 21, 2016, NBG Pangaea REIC acquired the 100% of the share capital of the company KAROLOY S.A. for a total consideration of EUR 4 million.

  f)
  On October 27, 2016, the Bank disposed of its stake in Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. to Apollo Investment Hold Co SARL. The consideration was EUR 299 million.

Gain on disposal of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.	(EUR in millions)
Total cash consideration	299
Less: Costs to sell	(8)
Carrying value of non controlling interest	97

388

Less: Subsidiaries book value (which includes EUR 15 million of goodwill)	(185)

Gain on disposal	203

        The gain on disposal is included in the line of Income Statement "Other non-interest income"

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4:    MERGERS, ACQUISITIONS AND DISPOSALS (Continued)

  g)
  On September 30, 2016, the Group disposed of its interests in 11 Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was EUR 288 million.

Gain on disposal of NBGI Private Equity Funds	(EUR in millions)
Total cash consideration	288
Less: Costs to sell	(14)
Carrying value of non controlling interest	(1)

273

Less: Subsidiary's net book value	(269)
Cumulative exchange gain in respect of the net assets of NBGI PE Funds reclassified from equity to profit or loss	35

Gain on disposal	39

        The gain on disposal is included in the line of Income Statement "Other non-interest income"

  h)
  On June 16, 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly-owned subsidiary. The capital contributed amounted to EUR 102 thousand.

  i)
  On June 15, 2016, the Group disposed of Finansbank A.Ş. ("Finansbank") to Qatar National Bank S.A.Q. ("QNB"). The consideration was EUR 2,750 million. The transaction includes the transfer of NBG's 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the EUR 828 million (USD 910 million) of subordinated debt that NBG had extended to Finansbank.

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

  j)
  On January 4, 2016, the disposal of the group's joint venture company UBB-AIG Insurance Company AD was completed for a consideration of EUR 2 million.

  k)
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

  l)
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

        The disposal of Group's operations in Serbia, Bulgaria and Turkey as well as the disposal of NBGI Private Equity Funds are consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfy the relevant commitment in the Revised Restructuring Plan.

        The schedule below presents the effect of changes in NBG Group's ownership in its subsidiaries on NBG Group's equity at December 31, comprised:

	2015	2016	2017
	(EUR in milions)
Net loss attributable to NBG shareholders	(8,464)	(300)	(230)

Transfers (to) / from the non-controlling interest
Increase / (decrease) in NBG's paid-in-capital due to minor changes in participations in other subsidiaries	4	—	(10)

Net transfers (to) / from non-controlling interest	4	—	(10)

Net loss attributable to NBG shareholders following transfers (to) / from non-controlling interest	(8,460)	(300)	(240)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:    CASH AND DUE FROM BANKS

        Cash and due from banks at December 31, comprised:

	2016	2017
	(EUR in millions)
Current accounts with banks	107	158
Cash in hand	557	577
Current account with central bank	14	658
Other	1	1

Total	679	1,394

        The Bank and the other banks of the Group are required to maintain a current account with the respective central banks of their countries, to facilitate interbank transactions with the central banks, its member banks and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system ("TARGET").

NOTE 6:    DEPOSITS WITH CENTRAL BANK

        The Bank of Greece is the primary regulator of depository institutions in Greece. Bank of Greece requires all banks established in Greece to maintain deposits with the Central Bank equal to 1% of total customer deposits as these are defined by the ECB. Similar requirements apply to the other banking subsidiaries of the Group. The Bank's deposits bear interest at the refinancing rate as set by the ECB at 0.00% as at December 31, 2017 while the corresponding deposits of certain other subsidiaries are non-interest bearing.

NOTE 7:    SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

        The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as lending arrangements. Agreements with third parties specify the Group's rights to request collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. Securities accepted as collateral may be sold or re-pledged. The Group has not sold or re-pledged as at December 31, 2016 and 2017 any of the securities accepted as collateral.

NOTE 8:    INTEREST BEARING DEPOSITS WITH BANKS

        Interest bearing deposits with banks at December 31, comprised:

	2016	2017
	(EUR in millions)
Placements in EUR	1,779	1,470
Placements in other currencies	293	185

Total	2,072	1,655

Maturity analysis:
Up to 3 months	1,748	1,332
Over 1 year	324	323

Total	2,072	1,655

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:    TRADING ASSETS

        Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2016	2017
	(EUR in millions)
Debt securities issued by other governments and public sector entities	262	289
Greek treasury bills	1,492	1,379
Foreign treasury bills	65	56
Debt securities issued by foreign financial institutions	8	—
Corporate debt securities issued by Greek companies	23	1
Equity securities issued by Greek companies	14	63
Mutual fund units	5	4

Total	1,869	1,792

        Net unrealized losses on trading assets (debt and equity) of EUR 19 million, EUR 5 million and EUR 1 million were included in net trading loss 2015, 2016 and 2017, respectively.

        Trading assets include securities that are pledged as collateral of EUR 1,249 million and EUR 1,512 million as at December 31, 2016 and 2017, respectively.

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

Fair value of derivative instruments reported in the balance sheet

        The following tables present the contract or notional amounts and the fair value amounts at December 31, 2016 and 2017 of the Group's derivative asset and liability positions held for trading and economic hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The amounts presented below do not consider the value of any collateral held or posted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Derivative Assets(1)

	2016		2017
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	432	27	1,297	85
Financial futures	251	10	1,100	27
Foreign exchange swaps	851	14	1,111	8
Interest rate swaps	16,200	4,235	14,341	3,416
Options	6,007	96	6,662	75
Outright foreign exchange forwards	394	93	557	58
Other	2,985	7	2,502	12

Total	27,120	4,482	27,570	3,681

Derivative Liabilities(1)

	2016		2017
	Contract/ Notional amount	Fair Value	Contract/ Notional amount	Fair Value
	(EUR in millions)		(EUR in millions)
Cross currency interest rate swaps	1,739	132	525	36
Financial futures	573	5	110	—
Foreign exchange swaps	670	8	719	14
Interest rate swaps	18,791	4,773	14,864	3,628
Options	3,043	160	2,737	44
Outright foreign exchange forwards	612	84	555	49
Credit Derivatives(2)	347	2	645	13
Other	25	7	70	19

Total	25,800	5,171	20,225	3,803

(1)
Includes both long and short derivative positions.

(2)
As at December 31, 2017 credit derivative liabilities include a guarantee for the non-payment risk of the Hellenic Republic. As at December 31, 2016 credit derivative liabilities relate solely to the same guarantee.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

Gains and losses on derivative instruments

        Gains and losses on derivative instruments are presented within Net trading gain / (loss) in the Statement of Income and Comprehensive Income and for the year ended December 31, 2015, 2016 and 2017 and are analyzed as follows:

	2015	2016	2017
	Net gain/(losses)	Net gain/(losses)	Net gain/(losses)
	(EUR in millions)
Interest rate and foreign exchange contracts	176	(322)	(63)
Financial futures	(8)	(17)	18
Options	(1)	(4)	78
Other	(6)	(13)	(31)

Total	161	(356)	2

        Net gain /(losses) on derivative instruments include bilateral CVA gains of EUR 122 million and EUR 48 million for 2015 and 2016 respectively and losses of EUR 57 million for 2017.

        Occasionally, the Group uses credit derivatives such as Credit Default Swaps ("CDS") and total return swaps in managing risks of the Group's bond portfolio and other cash instruments. CDS contracts are governed by standard International Swaps and Derivatives Association, Inc. ("ISDA") documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of the reference entity to meeting contractual obligations and debt restructuring of the reference entity. These triggers also apply to credit default protection sold. The Group uses credit derivatives to mitigate borrower-specific exposure as part of the Group's portfolio risk management techniques. The credit, legal and other risks associated with these transactions are controlled through established procedures. The Group's policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Group has credit exposure. As at December 31, 2016 and 2017, the potential maximum loss for the credit contracts sold amounted to EUR 403 million and EUR 483 million respectively against which the Group held cash collateral equal to NIL and NIL respectively. This potential loss derives exclusively from surrendering of the collateral and the holder is not entitled to claim from the Group any amount exceeding the carrying value of the collateral as of the date that the contract is triggered for payment. Credit contracts sold comprise solely of a written guarantee of EUR 322 million and EUR 320 million as at December 31, 2016 and 2017 respectively, with respect to the non-payment risk of the Hellenic Republic. The management of the Bank believes the probability of the respective contract on which the Group provides protection will default is remote. As at December 31, 2017, the fair value of the respective derivative liability amounted to EUR 4 million with a remaining time to maturity of around 33 years.

        As at December 31, 2016 and 2017, "Other" under derivative assets includes a warrant instrument linked to Greek GDP that was received in the context of the Private Sector Initiative ("PSI"). The fair value of the respective instrument at December 31, 2016 and 2017, amounted to EUR 7 million and EUR 12 million and corresponded to an outstanding notional amount of EUR 3.0 billion and EUR 2.5 billion respectively. The holders of the specific instrument are not entitled to receive principal

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

whereas any payments, made on October 15 of every year, starting from 2015 with the final payment date in 2042, are contingent upon and determined on the basis of the performance of the GDP of the Hellenic Republic. Payments cannot exceed 1% of the notional held for any reference date.

        Cash inflows and outflows related to derivative instruments are included in the cash flows from operating activities in the consolidated statement of cash flows for the years ended December 31, 2015, 2016, and 2017.

Credit risk associated with derivative activities

        The Group considers the impact of both the credit risk of its counterparties, as well as its own creditworthiness in determining fair value of financial instruments, including over-the-counter derivative instruments and financial liabilities designated at fair value in accordance with ASC 825. This impact is estimated by calculating a separate credit value adjustment ("CVA") for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market. If these are not available then we apply the regulatory risk weight that corresponds to the internal rating of the counterparty, or to unrated counterparties, if no internal rating is available. With respect to own credit risk, the Group estimates a debit value adjustment ("DVA") by applying a methodology symmetric to the one applied for CVA. The bilateral CVA recognized by the Group at December 31, 2015, 2016 and 2017 amounted to a cumulative gain of EUR 201 million, EUR 249 million and EUR 192 million, respectively. The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA and Global Master Repurchase Agreement ("GMRA") contracts, which encompass all necessary netting and margining clauses. Additionally, almost all active counterparties in over-the-counter transactions, Credit Support Annexes ("CSAs") have been put into effect, so that net current exposures are managed through margin accounts on a daily basis, through the exchange of cash collateral.

        A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

        Substantially all of the Group's derivative contracts contain credit risk-related contingent features, primarily in the form of ISDA master agreements that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Group has transacted. These contingent features may be for the benefit of the Group as well as its counterparties with respect to changes in the Group's creditworthiness. At December 31, 2016 and at December 31, 2017, the Group held cash and securities collateral of EUR 633 million and EUR 686 million and posted cash and securities collateral of EUR 1,182 million and EUR 781 million in the normal course of business under derivative agreements.

        In connection with certain over-the-counter derivative contracts and other trading agreements, the Group could be required to terminate transactions with certain counterparties at their request since the Bank's credit rating as at December 31, 2017, has triggered this provision in the contract. In such an event, the amount that would be required to settle the position depends on the contract and is usually the market value of the exposure on that day less any amount that has already been posted as collateral under CSAs. Therefore, for derivatives subject to CSAs that are executed on a daily margin

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10:    DERIVATIVES (Continued)

basis, the additional amount that would be required to settle the position approximates a two day change in the mark to market of the instrument which as at December 31, 2016 and 2017, amounted to EUR 10 million and EUR 3 million, respectively.

NOTE 11:    INVESTMENT SECURITIES

Available-for-sale securities

        The amortized cost of available-for-sale securities and their fair values at December 31, comprised:

	2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	726	113	—	839
Debt securities issued by other governments and public sector entities	8,540	131	—	8,671
Foreign treasury bills	229	—	—	229
Debt securities issued by companies incorporated in Greece	65	—	—	65
Debt securities issued by companies incorporated outside Greece	46	—	(3)	43
Equity securities issued by companies incorporated in Greece	18	11	—	29
Equity securities issued by companies incorporated outside Greece	11	11	—	22
Mutual Fund units	15	3	—	18

Total available-for-sale securities	9,650	269	(3)	9,916

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

	2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	(EUR in millions)
Available-for-sale securities
Greek government bonds	807	388	—	1,195
Debt securities issued by other governments and public sector entities	1,643	18	(28)	1,633
Foreign treasury bills	234	—	—	234
Debt securities issued by companies incorporated in Greece	175	4	—	179
Debt securities issued by companies incorporated outside Greece	25	—	(1)	24
Equity securities issued by companies incorporated in Greece	21	16	—	37
Equity securities issued by companies incorporated outside Greece	10	15	—	25
Mutual Fund units	4	1	—	5

Total available-for-sale securities	2,919	442	(29)	3,332

        On April 14, 2016, the European Financial Stability Facility ("EFSF") has allowed the Bank to sell the EFSF bonds received from the HFSF for the Bank's recapitalization in June 2013, to the members of the Eurosystem in the context of the Public Sector Asset Purchase Programme established by ECB Governing Council Decision 2015/774 on a secondary markets public sector asset purchase programme (the "PSPP") and strictly in accordance with the conditions applicable to the PSPP as amended by the ECB Governing Council decision of March 10, 2016, including but not limited to issue and issuer share limit applicable to EFSF. Following this decision by the EFSF on April 14, 2016 the Bank has decided to re-assess its intention to hold these bonds until maturity and concluded that these bonds do not meet the definition of Held to Maturity as the intention changed within 2016. The Bank, from April 14, 2016 until December 31, 2016, sold to members of the Eurosystem EFSF bonds of nominal amount EUR 3,249 million, and realized a total gain of EUR 65 million recorded in Net realized gains/(losses) on sales of available-for-sale securities. Further in January 2017, the Bank sold an additional amount of EUR 325 million realizing a gain of EUR 5 million. As a result the Group's held-to-maturity portfolio is tainted from April 14, 2016 onwards, and any held-to-maturity investments have been reclassified to available-for-sale portfolio.

        On December 5, 2016, Eurogroup endorsed the implementation of the short-term debt relief measures beginning in early 2017. These measures include, among others, a prospective bond exchange of floating rate notes used for Greek banks' recapitalization for fixed-rate notes with much longer maturities which has been approved with a view to stabilizing interest rates and smoothen the future debt repayments profile for the Hellenic Republic. This exchange will be effected at the bonds' carrying amount as per the Bank's statutory IFRS accounts. During 2017, the Bank participated in the Bond Exchange Program with nominal EUR 7.1 billion. The outstanding amount of notes eligible for this program is EUR 1.0 billion as at December 31, 2017. The process of Bond Exchange Program has been completed in January 2018 and all outstanding notes have been exchanged.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        On November 15, 2017, the Hellenic Republic announced an invitation to exchange the 20 Greek government bonds issued in 2012 within the context of PSI ("PSI Greek government bonds") maturing from 2023 to 2042, with 5 Greek government bonds, maturing on 2023, 2028, 2033, 2037 and 2042. The purpose of this exchange was to align the terms of the outstanding debt of the Hellenic Republic with market standards for sovereign issuers, provide the market with a limited number of benchmark securities which are expected to have significantly higher liquidity than the PSI Greek government bonds and hence normalize the benchmark yield curve for such securities. Each PSI Greek government bond is exchanged with one or two securities with defined exchange ratio on the nominal value. The exchange offer was treated as a modification of the "PSI Greek government bonds".

        As at December 31, 2016 and 2017 the Group did not hold any US Federal debt security.

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2016. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Debt securities issued by companies incorporated outside Greece	10	—	13	(3)	23	(3)

Total available-for-sale securities	10	—	13	(3)	23	(3)

        The following table presents the fair value and the associated unrealized losses of available-for-sale securities in an unrealized loss position as at December 31, 2017. The table also discloses whether these securities have had unrealized losses for periods less than 12 months or for 12 months or longer.

	December 31, 2017
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(EUR in millions)
Available-for-sale securities in unrealized loss position
Debt securities issued by other governments and public sector entities	1,220	(28)	21	—	1,241	(28)
Debt securities issued by companies incorporated outside Greece	—	—	13	(1)	13	(1)

Total available-for-sale securities	1,220	(28)	34	(1)	1,254	(29)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

        The scheduled maturities of available-for-sale securities at December 31, 2016 and 2017 were as follows:

	2016		2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(EUR in millions)
Due in one year or less	1,993	1,998	278	278
Due from one to five years	5,609	5,680	788	805
Due from five to ten years	1,720	1,783	163	174
Due after ten years	283	386	1,655	2,008

Total debt securities	9,605	9,847	2,884	3,265
Equity securities and mutual fund units	45	69	35	67

Total	9,650	9,916	2,919	3,332

        Available for sale securities include securities that are pledged as collateral of EUR 9,340 million and EUR 2,809 million as at December 31, 2016 and 2017, respectively.

        The following tables present the net gains / (losses) on available-for-sale securities and OTTI on available-for-sale securities for 2015, 2016 and 2017.

	2015	2016	2017
	(EUR in millions)
Gross realized gains on sales of available for sale securities
Greek government bonds	1	4	40
Debt securities issued by other governments and public sector entities	1	67	19
Corporate debt securities	6	—	4
Equity securities	1	27	8

Total gross realized gains on sales of available for sale securities	9	98	71

Gross realized losses on sales of available for sale securities
Greek government bonds	(12)	(3)	—
Debt securities issued by other governments and public sector entities	(3)	(2)	(1)
Corporate debt securities	(1)	(5)	—
Equity securities	(2)	—	—

Total gross realized losses on sales of available for sale securities	(18)	(10)	(1)

Net realized gains / (losses) on sales of available for sale securities	(9)	88	70

Other-Than-Temporary-Impairment
OTTI of Greek government bonds	(23)	—	—
Equity securities	(2)	(2)	—
Mutual fund units	(1)	—	—

Total Other-Than-Temporary-Impairment	(26)	(2)	—

Net gains / (losses) on available for sale securities	(35)	86	70

The gain from debt securities issued by other governments and public sector entities in 2017 includes EUR 16 million relating to EFSF and ESM bonds sold during 2017.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:    INVESTMENT SECURITIES (Continued)

Other-Than-Temporary-Impairment assessment of available-for-sale securities

        The OTTI of available-for-sale debt securities and available-for-sale marketable equity securities and mutual fund units is based on a variety of factors, including the length of time and extent to which the market value has been less than cost, the financial condition of the issuer of the security, and our intent and ability to hold the security to recovery. For debt securities, the evaluation is based upon factors such as the creditworthiness of the issuers and/or guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Regarding equity securities and mutual fund units, as part of our impairment analysis, we frequently update our expectations based on actual historical evidence that recovery has not yet occurred. Specifically, when unrealized losses persist, we obtain greater and more detailed objective evidence regarding the future earnings potential and the underlying business economics of the issuers and the share price trend.

Impairment of available for sale and held to maturity securities

        During 2015, 2016 and 2017, the Group recognized OTTI charges for its available-for-sale and held-to-maturity securities of EUR 26 million, EUR 2 million and NIL respectively.

NOTE 12:    EQUITY METHOD INVESTMENTS

        The Group has investments that are accounted for using the equity method of accounting. The summarized financial information below represents an aggregation of the Group's non-subsidiary investees.

	2015	2016	2017
	Continuing Operations	Continuing Operations
	(EUR in millions)
Equity method investments	26	6	7
Revenue	55	54	54
Gross profit	11	10	11
Net earnings	4	—	1
Group's equity in net earnings	2	1	1
Balance Sheet data as at December 31,
Current assets	57	37	37
Non-current assets	34	38	14
Current liabilities	12	11	12
Non-current liabilities	35	34	6
Net assets	44	30	32
Group's equity in net assets	26	7	8

        From January 1, 2016 NBG Funding Ltd is consolidated as 100.00% subsidiary due to the adoption of ASU 2015-02. The Group adopted the modified retrospective approach but due to the fact that in the previous periods NBG Funding Ltd was incorporated as a 100.00% equity method investment there was no impact to equity as of the beginning of the current period.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans: Concentration of credit risk

        Loans granted by the Group according to type of loan, which represents the Group's concentration of credit risk, at December 31, 2016 and 2017 comprised:

	2016			2017
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)
Consumer:
Residential mortgages	15,938	228	16,166	15,288	222	15,510
Credit card	952	71	1,023	753	69	822
Auto financing	50	2	52	37	2	39
Other consumer	3,663	475	4,138	3,034	506	3,540

Total consumer	20,603	776	21,379	19,112	799	19,911

Commercial:
Industry and mining	4,941	276	5,217	4,929	260	5,189
Small scale industry	1,619	87	1,706	1,419	88	1,507
Trade	7,367	453	7,820	7,145	313	7,458
Construction	1,028	364	1,392	994	439	1,433
Tourism	813	45	858	861	49	910
Shipping and transportation	2,487	144	2,631	2,260	102	2,362
Commercial mortgages	747	168	915	743	—	743
Public sector	5,024	82	5,106	4,794	70	4,864
Other	635	148	783	526	171	697

Total commercial	24,661	1,767	26,428	23,671	1,492	25,163

Total loans	45,264	2,543	47,807	42,783	2,291	45,074
Unearned income	(68)	—	(68)	(57)	—	(57)

Loans, net of unearned income	45,196	2,543	47,739	42,726	2,291	45,017
Less: Allowance for loan losses	(9,913)	(320)	(10,233)	(8,943)	(246)	(9,189)

Net Loans	35,283	2,223	37,506	33,783	2,045	35,828

        Included in the above table are loans for lease financing amounting to EUR 712 million and EUR 665 million in 2016 and 2017 respectively.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Ageing of loan portfolio

        The following tables provide details of delinquent and non-accruing loans by loan class at December 31, 2016 and 2017:

	December 31, 2016
							Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	485	5,120	5,605	10,333	—	15,938	92	8,358
Credit card	11	449	460	492	—	952	53	396
Other consumer	88	1,988	2,076	1,637	—	3,713	—	2,757
Small business loans	46	2,288	2,334	1,317	—	3,651	—	2,582
Other commercial loans	567	3,929	4,496	16,514	—	21,010	5	5,195

Total Greek loans	1,197	13,774	14,971	30,293	—	45,264	150	19,288

Foreign
Residential mortgages	7	46	53	175	—	228	—	50
Credit card	1	5	6	65	—	71	—	5
Other consumer	10	50	59	418	—	477	1	50
Small business loans	17	28	45	174	—	219	—	37
Other commercial loans	43	559	602	946	—	1,548	7	614

Total Foreign loans	78	688	765	1,778	—	2,543	8	756

Total loans	1,275	14,462	15,736	32,071	—	47,807	158	20,044

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	December 31, 2017
							Of which:
	Past due 31-90 days	Past due greater than 90 days	Total Past due loans	Current loans(1)	Loans measured at Fair value	Total	+90 days and accruing loans	Non accruing loans
	EUR in millions
Greek
Residential mortgages	657	5,156	5,814	9,474	—	15,288	76	8,671
Credit card	11	279	290	463	—	753	33	247
Other consumer	91	1,444	1,535	1,536	—	3,071	—	2,225
Small business loans	32	2,011	2,044	1,234	—	3,278	—	2,320
Other commercial loans	374	3,571	3,945	16,448	—	20,393	5	5,045

Total Greek loans	1,165	12,461	13,628	29,155	—	42,783	114	18,508

Foreign
Residential mortgages	12	32	44	178	—	222	—	42
Credit card	1	4	5	64	—	69	—	4
Other consumer	11	34	45	463	—	508	—	36
Small business loans	14	31	45	167	—	212	—	38
Other commercial loans	13	454	467	813	—	1,280	1	511

Total Foreign loans	51	555	606	1,685	—	2,291	1	631

Total loans	1,216	13,016	14,234	30,840	—	45,074	115	19,139

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents commercial loans credit quality information as at December 31, 2016 and 2017:

	December 31, 2016			December 31, 2017
	Small business loans	Other commercial loans	Total commercial loans	Small business loans	Other commercial loans	Total commercial loans
	(EUR in millions)			(EUR in millions)
Greek
Satisfactory	624	12,249	12,873	589	12,726	13,326
Watchlist	722	2,520	3,242	675	1,969	2,633
Substandard	2,305	6,241	8,546	2,014	5,698	7,712

	3,651	21,010	24,661	3,278	20,393	23,671

Foreign
Satisfactory	170	911	1,081	149	892	1,041
Watchlist	18	170	188	28	174	202
Substandard	31	467	498	35	214	249

	219	1,548	1,767	212	1,280	1,492

Total	3,870	22,558	26,428	3,490	21,673	25,163

Impaired loans

        Impaired loans are those loans where the Group believes it is probable that it will not collect all amounts due according to the original contractual terms of the loan. Impaired loans also include loans whose terms have been modified in troubled debt restructuring.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents information about total impaired loans at and for the years ended December 31, 2016 and 2017:

	At and for the year ended December 31, 2016
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	2,708	—	2,130	38	37
Other consumer loans	613	—	492	21	20
Small business loans	119	—	145	2	2
Other commercial loans	696	—	559	14	14
With related allowance:
Residential mortgages	6,064	(1,939)	6,724	62	59
Credit cards	449	(434)	577	—	—
Other consumer loans	2,208	(1,837)	2,488	53	47
Small business loans	2,495	(1,721)	2,482	21	15
Other commercial loans	6,064	(3,791)	5,932	111	85

Total Greek impaired loans	21,416	(9,722)	21,529	322	279

Foreign
With no related allowance:
Other commercial loans	67	—	81	—	—
With related allowance:
Residential mortgages	52	(4)	53	—	—
Credit cards	5	(4)	5	—	—
Other consumer loans	53	(33)	51	—	—
Small business loans	50	(23)	50	—	—
Other commercial loans	588	(249)	558	—	—

Total Foreign impaired loans	815	(313)	798	—	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

	At and for the year ended December 31, 2017
	Total recorded balance	Related allowance	Average recorded balance	Interest income recognized during the period the loan was impaired	Interest income recognized on a cash basis
	(EUR in millions)
Greek
With no related allowance:
Residential mortgages	2,948	—	2,828	34	33
Other consumer loans	703	—	659	23	22
Small business loans	184	—	151	1	1
Other commercial loans	725	—	707	14	12
With related allowance:
Residential mortgages	5,948	(2,016)	6,006	68	66
Credit cards	279	(270)	364	—	—
Other consumer loans	1,560	(1,329)	1,870	51	49
Small business loans	2,162	(1,540)	2,276	17	12
Other commercial loans	5,676	(3,665)	5,523	103	91

Total Greek impaired loans	20,185	(8,820)	20,384	311	286

Foreign
With no related allowance:
Residential mortgages	2	—	2	—	—
Credit cards	4	—	4	—	—
Other consumer loans	31	—	29	—	—
Other commercial loans	16	—	12	—	—
With related allowance:
Residential mortgages	42	(4)	46	—	—
Credit cards	—	(2)	2	—	—
Other consumer loans	6	(4)	18	—	—
Small business loans	47	(23)	43	—	—
Other commercial loans	498	(206)	546	—	—

Total Foreign impaired loans	646	(239)	702	—	—

	2015	2016	2017
	(EUR in millions)
Average recorded investment in impaired loans	21,123	22,327	21,086
Interest income recognized on a cash basis	266	279	286

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Roll forward of impaired loans

        The following table presents the roll-forward of impaired loans for the years ended, December 31, 2016 and 2017:

	2016	2017
	(EUR in millions)
Opening balance as at January 1,	23,227	22,231
Impaired loans in the period	1,507	1,020
Loans transferred to non-impaired status	(435)	(225)
Impaired loans paid-off	(699)	(607)
Sale of impaired loans	(6)	(90)
Impaired loans written-off	(1,364)	(1,493)
Foreign exchange differences	1	(5)

Closing balance as at December 31,	22,231	20,831

Purchased Credit-Impaired Loans

        Purchased Credit-Impaired Loans ("PCI") loans are acquired loans with evidence of credit quality deterioration since origination for which it is probable at purchase date that NBG will be unable to collect all contractually required payments. The following table provides details on PCI loans acquired in connection with the May 10, 2013 and July 26, 2013 acquisition of FBB and Probank respectively.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2015	139
Accretion	(25)

Accretable yield December 31, 2015	114

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2016	114
Accretion	(25)

Accretable yield December 31, 2016	89

Rollforward of Accretable Yield

(EUR in millions)
Accretable yield January 1, 2017	89
Accretion	(24)

Accretable yield December 31, 2017	65

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

        TDR balances presented in the disclosures "financing receivables modified as troubled debt restructuring during the period" and "troubled debt restructurings by modification programs" for 2017 have decreased in comparison to 2016, as a consequence of the stabilization of the quality of our portfolio in 2017 and the focus to propose more efficient long term restructuring products to its customers.

        Forbearance programs applied in the Consumer segment (mortgages, consumer loans, credit cards) mainly comprise of extension of the loan term combined with a reduction of the installment either through fractional payment scheme of up to 72 months, which, upon expiry, may be extended for another 36 months, whereby the customer pays a proportion, ranging from 30% to 70% of the installment due, or through an interest only payment period of a maximum of 24 months, which, upon expiry, may be extended for another 24 months under certain conditions.

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

        In addition, Split & Freeze is a new split-balance type of restructuring product offered both for mortgage loans and secured consumer loans. An amount of 20% to 60% (according to the borrower' s affordability) of the balance to be restructured remains frozen for 15 years.

        For SBL customers, the restructuring product generally includes the granting of a grace period of up to 24 months during which the customer pays only interest, the extension of the maturity of the loan up to 20 years and the option to the customer to make a down payment, which if the loan is repaid in accordance with the restructured terms will be returned as a discount or the application of lower interest rate in case the customer provides new collaterals. In addition, restructuring over restructuring ("R—O-R") programs are addressed to those customers having difficulty in servicing their restructured loans.

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

        The following table discloses financing receivables modified as troubled debt restructurings during the reporting period ended December 31, 2015, 2016 and 2017.

	December 31, 2015			December 31, 2016			December 31, 2017
Greek	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	(EUR in millions)
Residential mortgages	1,633	(127)	20	1,185	(115)	17	966	(156)	10
Other consumer	342	(62)	17	320	(72)	14	167	(42)	6
Small business loans	263	(60)	1	243	(66)	8	215	(52)	6
Other commercial loans	1,413	(685)	22	1,405	(611)	47	1,579	(847)	67

Total Greek TDR loans	3,651	(934)	60	3,153	(864)	86	2,927	(1,097)	89

	December 31, 2015			December 31, 2016			December 31, 2017
Foreign	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period	Total balance	Allowance for loan losses	Interest income recognized during the period
	(EUR in millions)
Residential mortgages	18	(1)	—	16	—	—	17	—	—
Other consumer	3	(1)	—	2	—	—	7	—	—
Small business loans	18	(3)	—	10	(2)	—	9	(2)	—
Other commercial loans	114	(4)	6	129	(23)	14	73	—	—

Total foreign TDR loans	153	(9)	6	157	(25)	14	106	(2)	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table discloses financing receivables modified in a TDR which became delinquent thirty days or greater during the reporting period and for which payment default occurred within 12 months after the modification.

	December 31, 2015		December 31, 2016		December 31, 2017
	Greek	Foreign	Greek	Foreign	Greek	Foreign
	(EUR in millions)
Residential mortgages	836	—	607	—	485	—
Other consumer	139	—	165	—	78	—
Small business loans	230	12	172	5	105	7
Other commercial loans	983	4	1,091	4	1,214	—

Total loans	2,188	16	2,035	9	1,882	7

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

        The following table discloses financing receivables modified as troubled debt restructurings by modification programs as at December 31, 2015, 2016 and 2017.

	December 31,
	2015	2016	2017
	(EUR in millions)
Payment modification	6,461	6,014	5,688
Combination modification	1,054	966	1,204
Term modification	2,099	3,448	3,676
Interest only modification	1,176	1,042	916
Other	535	598	821

Total	11,325	12,068	12,305

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table discloses the ageing of financing receivables modified as troubled debt restructurings at December 31, 2015, 2016 and 2017.

	December 31,
	2015	2016	2017
	(EUR in millions)
Current Loans(1)	5,725	6,479	6,714
Past due 31-90 days	912	715	823
Past due greater than 90 days	4,688	4,874	4,768

Total	11,325	12,068	12,305

(1)
Loans less than 30 days past due are included in current loans.

Allowance for loan losses

        An analysis of the change in the allowance for loan losses by portfolio segment for the years ended December 31, follows:

	2015			2016			2017
	Consumer	Commercial	Total	Consumer	Commercial	Total	Consumer	Commercial	Total
	(EUR in million)
Balance at beginning of year	3,955	4,122	8,077	4,934	6,170	11,104	4,295	5,938	10,233
Provision for loan losses	1,025	2,165	3,190	59	440	499	216	394	610
Write-offs	(52)	(123)	(175)	(711)	(683)	(1,394)	(810)	(787)	(1,597)
Recoveries	5	3	8	5	13	18	8	1	9

Net write-offs	(47)	(120)	(167)	(706)	(670)	(1,376)	(802)	(786)	(1,588)
Sale of impaired loans	—	—	—	—	(1)	(1)	—	(10)	(10)
Translation differences	1	3	4	8	(1)	7	(20)	(36)	(56)

Allowance at end of year	4,934	6,170	11,104	4,295	5,938	10,233	3,689	5,500	9,189

        The Group's exposure to the Hellenic Republic comprises of a loan granted to the Hellenic Republic, loans to Hellenic Republic public sector entities, loans guaranteed by the Hellenic Republic and loans to corporate and individuals guaranteed by the Hellenic Republic.

        Exposure to the Hellenic Republic and its related allowance at December 31, 2016 and 2017 are as follows:

	December 31, 2016		December 31, 2017
	Total loans	Allowance for loan losses	Total loans	Allowance for loan losses
	(EUR in millions)
Loan to Hellenic Republic	4,512	—	4,413	—
Loans to public sector entities	503	(86)	419	(69)
Corporate and Small Business loans	455	—	403	—
Mortgage loans	937	—	847	—

Total loans	6,407	(86)	6,082	(69)
Other assets	625	—	690	—

Total Exposure to Hellenic Republic	7,032	(86)	6,772	(69)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        With regards to the above exposure the Group has consistently applied its provisioning policy and has recognized allowance for loan losses, where deemed appropriate. As at December 31, 2017, the Group considered (a) the fact that no specific loss event in relation to the Hellenic Republic had occurred, (b) the fact that Hellenic Republic serviced the aforementioned exposures, and concluded that the exposure to Hellenic Republic did not qualify for impairment assessment.

Allowance for loan losses by portfolio segment

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2016.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	4,251	5,662	9,913
for impaired loans	4,210	5,512	9,722
for non-impaired loans	41	150	191
Impaired loans	12,042	9,374	21,416
Non-impaired loans	8,561	15,287	23,848
Foreign
Allowance for loan losses at year end of which:	44	276	320
for impaired loans	41	272	313
for non-impaired loans	3	4	7
Impaired loans	110	705	815
Non-impaired loans	666	1,062	1,728

        The following table provides the allowance for loan losses by portfolio segment and the respective recorded investment at December 31, 2017.

	Consumer loans	Commercial loans	Total
	(EUR in millions)
Greek
Allowance for loan losses at year end of which:	3,676	5,267	8,943
for impaired loans	3,615	5,205	8,820
for non-impaired loans	61	62	123
Impaired loans	11,438	8,747	20,185
Non-impaired loans	7,674	14,924	22,598
Foreign
Allowance for loan losses at year end of which:	13	233	246
for impaired loans	10	229	239
for non-impaired loans	3	4	7
Impaired loans	85	561	646
Non-impaired loans	714	931	1,645

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

        As at December 31, 2017, we did not believe an adjustment to historical loss experience for changes in trends, conditions, and other relevant factors that affect repayment of the loans was necessary beyond the incorporation of current information in the data used to estimate the homogeneous allowances. In calculating our homogeneous allowances for loan losses we considered the following key factors:

  Volume of past-due and non-accruing loans

        The volume of past due, non-accruing and impaired loans in 2017 automatically fed into the calculation of the allowance for loan losses by: (a) increasing the underlying pools before write-offs on which we calculate a significant portion of the total loss allowances; (b) adjusting the loss rates by incorporating the most recent available information on recoveries and (c) adjusting the probability of default, which is estimated using data from the previous twelve months.

        As at December 31, 2017, we concluded that the incorporation of the current market conditions at that time in our methodology as described above was sufficient to estimate the allowance for loan losses as at December 31, 2017 and therefore did not further adjust historical loss experience.

  Economic conditions and trends

        We believe that changes in national, regional and local economic business conditions impact repayment of loans. Specifically, at December 31, 2017, despite the stabilization in the economic conditions and trends these remained challenging and this was reflected in our allowance for loan losses estimate as at December 31, 2017, in two ways: it resulted firstly, in a marginal increase in the level of past due and non accruing loans before write-offs which affected the provisions as described above, and secondly, in the incorporation of a downward revision of real estate prices growth in our analysis, where applicable.

        Therefore, as at December 31, 2017, we concluded that no further adjustment to the historical loss rates was necessary due to the current economic conditions, since the loss rates applied are long-term averages based on long recovery periods for all portfolios assessed using the homogeneous analysis.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

  Lending policies and procedures

        In response to the higher volume and severity of past due loans in previous years, we reviewed and tightened our credit approval criteria since 2010, for example by lowering both the loan-to-value and the payment-to-income acceptable ratios. As a result, we expected that the quality of new loans granted after 2009 would be improved. However, the loans originated during 2016 and 2017 were not significant enough to cause a change in observed probabilities of default or loss given defaults.

        The following tables set forth the allowances for loan losses by portfolio segment and by impairment methodology and the respective recorded investment as at December 31, 2016 and December 31, 2017.

	Consumer loans		Commercial loans		Total
December 31, 2016	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	—	—	5,465	3,373	5,465	3,373
Coefficient	—	—	15,912	609	15,912	609
Homogeneous	20,604	4,251	3,283	1,680	23,887	5,931
Foreign	776	45	1,767	275	2,543	320

Total	21,380	4,296	26,427	5,937	47,807	10,233

	Consumer loans		Commercial loans		Total
December 31, 2017	Loans	Allowance for loan losses	Loans	Allowance for loan losses	Loans	Allowance for loan losses
	(EUR in millions)
Impairment methodology:
Specific	3	3	5,013	3,164	5,016	3,167
Coefficient	—	—	15,686	554	15,686	554
Homogeneous	19,109	3,672	2,972	1,550	22,081	5,222
Foreign	799	14	1,492	232	2,291	246

Total	19,911	3,689	25,163	5,500	45,074	9,189

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

Collateral dependent loans

        Impaired loans net of allowance for loan losses include collateral dependent loans of EUR 1,142 million and EUR 1,169 million at December 31, 2016 and December 31, 2017, respectively. In general, a loan is classified as collateral dependent when repayment is expected to be provided solely by the underlying collateral and the Group anticipates foreclosing on the loan and as a result the impairment is measured based on the fair value of the collateral. In Greece, the typical length of time between classification of the loan as collateral dependent and foreclosure is about four years, however there are a number of cases in which this period can be prolonged because either injunctions to the foreclosure procedure are raised by the customer or third parties, or the procedure has been postponed due to a settlement or repayment. In South Eastern Europe enforcement of collateral or exhaustion of legal actions take significantly less time than in Greece.

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

Securitized loans

	2016	2017
	(EUR in millions)
Receivables from Public sector (Titlos Plc—February 2009)	4,512	—
SME loans (Sinepia D.A.C.—August 2016)	485	286

Total	4,997	286

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13:    LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

        The Bank, through its VIEs, has the following securitized notes in issue as at December 31, 2017:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Sinepia D.A.C.(1),(2)	Asset Backed Floating Rate Notes—Class M	SME loans	August 8, 2016	July 2035	236	Paid quarterly at a rate of three-month Euribor plus a margin of 300 bps
Sinepia D.A.C.(1)	Asset Backed Floating Rate Notes—Class Z	SME loans	August 8, 2016	July 2035	65	Paid quarterly at a rate of three-month Euribor plus a margin of 500 bps

(1)
The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

(2)
On October 18, 2017, Sinepia D.A.C. proceeded with the partial redemption of class M notes of EUR 23 million and therefore the outstanding amounts of Sinepia D.A.C. Class M and Z notes as at December 31, 2017 is EUR 236 million and EUR 65 million, respectively.

        On December 1, 2017, the Bank proceeded with the termination of the Titlos plc securitization. As a result, on the same date, the bond issued by Titlos plc was cancelled. The aforementioned transaction had no effect on the financial position, results, cash flows and liquidity of the Group and the Bank.

        On July 12, 2016, the Special Purpose Entity Sinepia Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of secured borrowing with SME loans. The Bank consolidates this entity as its primary beneficiary. Sinepia D.A.C. notes A1, A2 & A3 were placed with the European Investment Bank ("EIB"), the European Investment Fund ("EIF") and the European Bank for Reconstruction and Development ("EBRD"), allowing the Bank to raise EUR 235 million of medium term funding. Notes A4 were initially held in total by the Bank but on December 9, 2016, NBG proceeded with the partial sale of class A4 notes of EUR 65 million to EIB and therefore as at December 31, 2016, EUR 8 million were held by the Bank while EUR 65 million were placed with EIB. The Notes were subject to mandatory redemption in whole or in part on each interest payment date (i.e. on a quarterly basis) and only to the extent that the issuer had funds available for such purpose after making payment of any prior ranking liabilities in accordance with the agreement in force.

        During 2017, NBG proceeded with the redemption of class A1, A2, A3 and A4 notes held by third parties of EUR 123 million, EUR 29 million, EUR 41 million and EUR 65 million, respectively.

        Since the Bank is the primary beneficiary of the above securitization transactions, we have not applied sales accounting at the Group level for the above transactions. That is, in our consolidated financial statements, the loans are not derecognized and continue to be presented within "Loans" on our consolidated balance sheets.

        With respect to all the above securitization transactions, the Bank has sold and assigned certain of its loans to VIEs. The VIEs have paid for the receivables acquired from the Bank with the proceeds from the issuance of the secured notes, which have been acquired by the Bank. Since the Bank has purchased and continuously owns all issued secured notes and, therefore, is the primary beneficiary of the above VIEs, we have not applied sales accounting at the Group level for the above transactions.

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

Covered bonds

	2016	2017
	(EUR in millions)
Mortgages	3,470	4,916
of which eligible collateral	3,411	4,792

        Under the covered bond Programs I and II, the Bank has the following covered bonds series in issue as at December 31, 2016:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million EUR	Interest rate
Program I(1)	Series 6	Residential mortgage loans	October 5, 2016	April 5, 2019	1,500	Paid quarterly at rate of three month Euribor plus a margin of 200 bps
Program I(1)	Series 7	Residential mortgage loans	December 15, 2017	December 15, 2018	750	Paid quarterly at rate of three month Euribor plus a margin of 190 bps
Program II(1)	Series 7	Residential mortgage loans	October 19, 2017	October 19, 2020	750	Paid semi-annually at a fixed rate of 2.75%

(1)
The issues are currently rated B3 by Moody's and B by Fitch.

        On October 19, 2017, the Bank issued a three-year EUR 750 million Covered Bond at 2.90% yield. The issue serves towards the Bank's strategic objective to re-establish a recurring presence in the international capital markets and accelerated the disengagement from the Emergency Liquidity Assistance, normalizing its funding profile.

The remaining two issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within "Long-term debt" (see Note 23).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14:    GOODWILL, SOFTWARE AND OTHER INTANGIBLES

        The following presents the allocation of goodwill by segment for December 31:

	2016
	Opening 2016	Reclassification to Long-lived assets held for sale	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2016
	(EUR in millions)
Insurance	3	(3)	—	—	—
Other	5	—	—	—	5

Total	8	(3)	—	—	5

	2017
	Opening 2017	Reclassification to Long-lived assets held for sale	Net additions and foreign exchange differences	Impairment/ write-offs	Closing 2017
	(EUR in millions)
Other	5	—	—	—	5

Total	5	—	—	—	5

        The gross carrying amount and accumulated amortization relating to software and other intangibles at December 31 are presented below:

	2016			2017
	Software	Other intangibles	Total	Software	Other intangibles	Total
	(EUR in millions)
Gross carrying amount	522	135	657	563	148	711
Accumulated amortization	(428)	(112)	(540)	(463)	(116)	(579)

Net book value	94	23	117	100	32	132

        Amortization expense on software and other intangibles amounted to EUR 40 million, EUR 42 million and EUR 39 million in 2015, 2016 and 2017 respectively. The Group estimates that aggregate amortization expense for the five succeeding fiscal years will be EUR 34 million, EUR 22 million, EUR 11 million, EUR 7 million and EUR 6 million for years 2018 through 2022 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15:    PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

        Premises and equipment at December 31, comprised:

	2016	2017
	(EUR in millions)
Land	563	607
Buildings	996	1,057
Leasehold improvements	122	125
Furniture, fittings, machinery and vehicles	727	739

Total, at cost	2,408	2,528
Less: accumulated depreciation and impairment	(1,133)	(1,174)

Net book value	1,275	1,354

        Certain Group premises and equipment are leased under various operating leases. Rental expense amounted to EUR 32 million, EUR 31 million and EUR 30 million for the years ended December 31, 2015, 2016 and 2017 respectively.

        Future minimum lease commitments under non-cancellable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases
(EUR in millions)
2018	13
2019	8
2020	6
2021	4
2022	4
Thereafter	12

Total minimum lease payments	47

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16:    OTHER ASSETS

        Other assets at December 31, comprised:

	2016	2017
	(EUR in millions)
Deferred tax assets	19	18
Prepaid income taxes	572	425
Assets acquired through foreclosure proceedings	81	94
Brokerage auxiliary funds	5	3
Prepaid expenses	41	44
Advances to employees	11	17
Unlisted equity securities	28	28
Hellenic Deposit and Investment Guarantee Fund	485	492
Receivables from the Hellenic Republic	625	690
Checks and credit card transactions under settlement	13	16
Trade and other receivables	74	91
Other	202	100

Total	2,156	2,018

        In accordance with article 9 of Greek Law 4370/2016, the upper coverage level for the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund ("HDIGF") is EUR 100 thousand per client. In this context, the Supplementary Deposit Cover Fund ("SDCF") was established in 2008.

        The Greek Law 4370/2016 article 25 par. 8, 9 and 10 provides that the SDCF is considered as a distinct group of assets which consists of the annual contributions of the credit institutions, pursuant to paragraph 2 of Article 6 of Greek Law 3714/2008 (A '231). The assets of the SDCF are considered to be assets of the SDCF members credit institutions, according to their participation in it and is part of the funds of and subject to management by the HDIGF, for the achievement of its objectives.

        In accordance with article 13 of Greek Law 4370/2016, HDIGF guarantees up to an amount of EUR 30 thousand per client for investing activities. In 2010, the participating credit institutions paid the first contributions. The said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation. Each credit institution participating in the Investment Cover Scheme ("ICS") has an individual share in it. The individual share of each ICS member is proportional to its participation in the assets of the ICS, Article 30/4370/ 07.03.2016.

        In accordance with article 36 of Greek Law 4370/2016, the Resolution Scheme assets, as Resolution Fund for credit institutions, are from ordinary contributions paid in advance, extraordinary contributions and alternative means of funding, pursuant to the internal articles 98, 99 and 100 of Article 2 of Greek Law 4355/2015. The contributions are determined by the competent members of the Single Resolution Board and according to the provisions of the Regulation (EU) 2015/81 of the European Parliament and Board.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE

        Long lived assets held for sale and liabilities directly associated with long lived assets held for sale at December 31, 2017 comprise, S.A.B.A., Romaneasca, NIC and NBG Albania. As at December 31, 2016, long lived assets held for sale and liabilities directly associated with long lived assets held for sale in addition comprise, S.A.B.A., UBB and Interlease E.A.D., Romaneasca, NIC and NBG Albania. The income or loss from discontinued operations for the period ended December 31, 2017, include S.A.B.A., UBB, Interlease E.A.D., Vojvodjanska, NBG Leasing doo, Romaneasca, NIC and NBG Albania. The comparative income or loss from discontinued operations for the periods ended December 31, 2016 and December 31, 2015, include Finansbank, S.A.B.A., UBB and Interlease E.A.D., (classified as discontinued operations in December 2016) and has been re-presented to also include Romaneasca, NIC, Vojvodjanska and NBG Leasing d.o.o. (classified as discontinued operations in June 2017) and NBG Albania (classified as discontinued operations in December 2017).

        The disposal of the above subsidiaries is consistent with the Group's capital action plan to address the capital shortfalls identified by the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Revised Restructuring Plan.

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

S.A.B.A.

        On December 22, 2016 the Group entered into a definitive agreement with AFGRI Holdings Proprietary Limited ("AFGRI"), a company incorporated in the Republic of South Africa for the divestment to AFGRI of its 99.82% stake in its South African subsidiary S.A.B.A. The agreed consideration for the sale of the subsidiary amounts to EUR 19 million.

        Following the decision to dispose of its entire stake in S.A.B.A., the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and recognized an impairment loss of EUR 15 million (of which EUR 14 million in 2016) at the Group level which is included in the income or loss for the period from discontinued operations.

        Closing of the transaction is expected during the third quarter of 2018 as it is subject to customary ongoing regulatory approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal (already received). S.A.B.A. meets the definition of a discontinued operation because in accordance with ASC 205-20 "Discontinued Operations" represents a strategic shift.

UBB and Interlease E.A.D.

        On December 30, 2016 the Bank entered into a definitive agreement with KBC for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary UBB and its 100% stake in Interlease E.A.D. The agreed consideration for the sale of the two subsidiaries amounted to EUR 610 million. On April 26, 2017 UBB made a EUR 50 million dividend distribution to NBG, following approval of its Annual General Assembly.

        The above agreement included the sale of the 30% stake in UBB-Metlife Life Insurance Company AD and 20% stake in UBB Insurance Broker AD held by NIC. The consideration amounted to EUR 11 million.

        The disposal was completed on June 13, 2017, on which date control of Bulgarian Operations passed to KBC. Details of the net assets disposed of, and the calculation of the income or loss on disposal, are disclosed in Note 4.

Ethniki Hellenic General Insurance S.A. (NIC)

        On June 27, 2017, the NBG's Board of Directors approved the divestiture of a 75.00% stake in NIC to EXIN Financial Services Holding B.V. ("EXIN") and the establishment of an exclusive bancassurance agreement, which will govern the distribution of products of NIC via the NBG network.

        However, on March 28, 2018, which was the last date ("Longstop Date") for EXIN to fulfill certain condition precedents specified in the Share and Purchase Agreement ("SPA") entered into between NBG and EXIN, the Bank took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA. Therefore, the Bank considered various strategic options in relation to its investment in NIC and in line with its Revised Restructuring Plan.

        Following a decision of the Bank's Board of Directors and in consultation with the HFSF, the Bank has renewed the sale process of NIC by approaching the remaining selected bidders that

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

participated in the last stage of the binding offers phase in May 2017. For this reason NIC remains classified as long lived asset and discontinued operations.

Banca Romaneasca S.A.

        On July 26, 2017, the Bank entered into a definitive agreement with OTP Bank Romania ("OTPR") for the divestment to OTPR of its 99.28% stake in its Romanian subsidiary Romaneasca. The agreed consideration for the sale amounted to EUR 72 million.

        Following the decision to dispose of its entire stake in Romaneasca, the Bank based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and recognized an impairment loss of EUR 131 million at Group level which is included in the Income or loss for the period from discontinued operations. The impairment loss includes loss of EUR 20 million regarding an agreed repayment of loans.

        However, on March 19, 2018, the Bank announced that the National Bank of Romania ("NBR") rejected OTPR's application to acquire 99.28% of Romaneasca as NBR's approval of OTP, as the new shareholder of Romaneasca, was a condition precedent for the closing of the transaction.

        Nevertheless, the management remains committed to sell the Company considers that the sale is highly probable and expects to conclude within 12 months. For this reason the company remains classified as long lived asset and discontinued operations.

Vojvodjanska and NBG Leasing d.o.o. Belgrade ("Serbian operations")

        On August 4, 2017, the Bank entered into a definitive agreement with OTPS for the divestment to OTPS of its 100% stake in its subsidiaries in Serbia, Vojvodjanska and NBG Leasing d.o.o. Belgrade (along with the 100% held subsidiary NBG Services d.o.o. Belgrade). The agreed consideration for the sale amounted to EUR 125 million.

        The disposal was completed on December 1, 2017, on which date control of Serbian Operations passed to OTPS. Details of the net assets disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 4.

Banka NBG Albania Sh.A.

        On February 2, 2018, the Bank entered into a definitive agreement with American Bank of Investments S.A. ("ABI") for the divestment to ABI of its entire stake (100.00%) in its subsidiary Banka NBG Albania Sh.A. (NBG Albania). The agreed consideration for the sale amounts to EUR 25 million.

        Following the decision to dispose of its entire stake in NBG Albania, the Bank, based on the agreed consideration, assessed for impairment the carrying amount of the subsidiary and recognized an impairment loss of EUR 37 million at the Group level which is included in the Income or loss for the period from discontinued operations.

        As at December 31, 2017, the negotiations with the buyer were at an advanced stage, hence the investment met the criteria to be classified as held for sale and discontinued operations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

        The transaction is subject to customary regulatory and other approvals, including from (i) the Bank of Albania and (ii) the Competition Authority of Albania. Closing is expected to occur by the end of the third quarter of 2018.

        Discontinued operations, long-lived assets held for sale and the liabilities directly associated with long-lived assets at December 31, comprised:

	As at December 31,
	2016	2017
	(EUR in millions)
ASSETS
Cash and due from banks	346	78
Deposits with Central Bank	464	127
Securities purchased under agreements to resell	7	—
Interest bearing deposits with banks	221	144
Trading assets	573	14
Derivative assets	1	3
Available-for-sale securities	2,873	2,527
Equity method investments	5	—
Loans	4,667	1,376
Less: Allowance for loan losses	(613)	(84)
Net loans	4,054	1,292
Goodwill	3	—
Software and other intangibles	22	13
Premises and equipment	173	104
Accrued interest receivable	42	21
Other assets	856	701

Total assets of the discontinued operations	9,640	5,024

Total assets of disposal groups classified as held for sale	4	—

TOTAL ASSETS	9,644	5,024

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing deposits	4,471	968
Non-interest bearing deposits	289	73
Total deposits	4,760	1,041
Securities sold under agreements to repurchase	10	6
Derivative liabilities	2	1
Accounts payable, accrued expenses and other liabilities	379	813
Insurance reserves	2,193	1,930
Long-term debt	12	—

Total liabilities of the discontinued operations	7,356	3,791

Total liabilities	7,356	3,791

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17:    DISCONTINUED OPERATIONS AND LONG-LIVED ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH LONG-LIVED ASSETS HELD FOR SALE (Continued)

	Year ended December 31,
	2015	2016	2017
	(EUR in millions)
Net interest income before provision for loan losses	1,734	887	203
Provision for loan losses	(499)	(265)	(32)
Net interest income after provision for loan losses	1,235	622	171
Total non-interest income excluding gains / (losses) on investment securities	865	569	644
Net realized gains on sales of available-for-sale securities	19	33	16
Other-Than-Temporary-Impairment (of which NIL was recognized in OCI)	(9)	(4)	—
Net realized gains on sales of held to maturity securities	1	1	—
Net gains on available for sale and held to maturity securities	11	30	16
Total non-interest income	876	599	660
Total non-interest expense	(1,540)	(1,161)	(708)
Income before income tax	571	60	123
Income tax expense	(72)	(12)	25
Net Income from discontinuing operations before impairments	499	48	148
Impairment of goodwill and PPA's	(1,965)	—	—
Impairment of assets classified as discontinued operations	(3,619)	(5)	(170)
Losses from disposal of discontinued operations	—	(105)	(213)
Net loss from discontinuing operations after impairments	(5,085)	(62)	(235)
NET LOSS attributable to NBG shareholders	(5,085)	(62)	(235)

	Year ended December 31,
	2015	2016	2017
	(EUR in millions)
Cash Flows from discontinued Operations
Cash flows used in operating activities	(1,191)	(2,491)	(254)
Cash flows provided by / (used in) investing activities	(1,801)	811	283

NOTE 18:    HELLENIC REPUBLIC BANK SUPPORT PLAN

        We no longer participate in the Hellenic Republic Bank Support Plan following the events below:

  Pillar I—Preference share facility

        As a result of Cabinet Act 45/07.12.2015 (see also Note 32), all the 270,000,000 outstanding preference shares issued in favor of the Greek State, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF.

        Therefore, following the above there are no under Greek Law 3723/2008 preference shares outstanding. Please see Note 32.

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

        On March 30, 2016, the Bank cancelled the aforementioned notes under Pillar III.

NOTE 19:    PLEDGED ASSETS

        At December 31, 2016 and 2017, the Group pledged mainly for funding purposes with the Eurosystem, the European Investment Bank, other central banks and financial institutions, the amount of EUR 23,304 million and EUR 9,387 million, respectively. The corresponding liabilities are presented in Note 20 within interbank interest bearing deposits.

        The pledged amounts as at December 31, 2017 relate to the following instruments:

  •
  Trading and available-for-sale debt securities of EUR 4,321 million;

  •
  Loans amounting to EUR 1,378 million;

  •
  Covered bonds of a nominal value of EUR 2,250 million backed with mortgage loans of a total value of EUR 3,402 million; and

  •
  Securitized notes of a nominal value of EUR 236 million backed with small business loans of EUR 286 million.

        In addition to the pledged items presented above, as at December 31, 2017, the Group has pledged Hellenic Republic Treasury bills of EUR 149 million for trade finance purposes.

NOTE 20:    DEPOSITS

        The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 82,820, which approximates USD 100,000, was EUR 3 million at December 31, 2017 (2016: EUR 27 million). At December 31, 2017, interest-bearing deposits with scheduled maturities in excess of one year were EUR 849 million (2016: EUR 785 million).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20:    DEPOSITS (Continued)

        Deposits made by Greek residents and foreign customers at December 31, comprised:

	2016			2017
	Greek residents	Foreign	Total	Greek residents	Foreign	Total
	(EUR in millions)			(EUR in millions)
Interest bearing:
Public sector	2,623	1	2,624	3,017	1	3,018
Private sector:
Corporations	3,836	414	4,250	4,515	435	4,950
Individuals	28,846	1,438	30,284	29,219	1,455	30,674
Interbank	12,444	614	13,058	2,867	762	3,629

Total interest bearing deposits	47,749	2,467	50,216	39,618	2,653	42,271

Non-interest bearing:
Public sector	189	—	189	126	—	126
Private sector:
Corporations	943	61	1,004	1,104	57	1,161
Individuals	167	27	194	168	32	200
Interbank	31	36	67	46	45	91

Total non-interest bearing deposits	1,330	124	1,454	1,444	134	1,578

Total:
Public sector	2,812	1	2,813	3,143	1	3,144
Private sector:
Corporations	4,779	475	5,254	5,619	492	6,111
Individuals	29,013	1,465	30,478	29,387	1,487	30,874
Interbank	12,475	650	13,125	2,913	807	3,720

Total deposits	49,079	2,591	51,670	41,062	2,787	43,849

        Included in the above table are interest bearing deposits of EUR 527 million and EUR 866 million for 2016 and 2017, respectively, for which the Group has elected the fair value option. Such instruments are accounted for at fair value because they have embedded derivatives and the Group elected to account for them at fair value rather than separating the embedded derivatives, or because they are managed on a fair value basis and the Group elected to apply the fair value option provided by ASC 825 "Financial Instruments". During 2016 losses of EUR 4 million and during 2017 losses of EUR 9 million, relating to fair value changes of these deposits were included in net trading gain/(loss).

        Interest bearing interbank deposits under "Greek residents" mainly include the funding from the Eurosystem amounting to EUR 12,308 million (of which ECB funding EUR 6,708 million and ELA funding EUR 5,600 million) and EUR 2,750 million (of which ECB funding EUR 2,750 million and ELA funding EUR NIL for 2016 and 2017, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21:    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        Information concerning securities sold under agreements to repurchase is summarized as follows:

	2016	2017
	(EUR in millions)
Securities sold under agreements to repurchase	4,730	3,417
Securities sold under agreements to repurchase:
Average outstanding during the year	2,697	4,225
Weighted average interest rate during the year	0.18%	0.46%
Weighted average interest rate at year end	0.23%	1.13%
Amount outstanding at month end:
January	46	5,211
February	146	5,343
March	924	5,269
April	1,474	5,116
May	2,460	4,836
June	4,012	4,517
July	3,807	4,307
August	3,811	3,284
September	4,005	2,800
October	4,802	2,579
November	4,796	3,457

Securities sold under agreements to repurchase

	2017
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
	(EUR in millions)
Debt securities issued by financial institutions incorporated outside Greece	—	1,851	745	775	3,371
Corporate debt securities issued by companies incorporated in Greece	—	—	—	46	46

Total	—	1,851	745	821	3,417

        Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:    ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

        Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2016	2017
	(EUR in millions)
Accrued expenses and deferred income	57	62
Income and other taxes payable	55	59
Accounts payable	219	226
Payroll related accruals	30	35
Accrued interest and commissions	5	1
Deferred tax liability	14	16
Amounts due to third-parties under collection agreements	272	326
Pension liability	258	254
Dividends payable	—	—
Amounts due to government agencies	46	63
European Re-development Fund	—	—
Liabilities relating to Unit Linked investment products	—	—
Checks and credit card transactions under settlement	142	88
Sale of Real Estate accounted for as financing obligation	707	707
Other	142	176

Total	1,947	2,013

        The sale of Real Estate, accounted for as financing obligation of EUR 707 million relates to the transfer of 66.00% of the participation interest in NBG Pangaea REIC to Invel Real Estate (Netherlands) II B.V., which is treated as a sale of real estate accounted for as financing obligation.

NOTE 23:    LONG-TERM DEBT

        Long-term debt (original maturities of more than one year) at December 31, comprised:

	2016
By remaining maturity	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
Senior Debt:
Fixed Rate	1	—	193	194
Variable Rate	46	327	284	657
Other:
Fixed Rate	—	2	7	9
Variable Rate	2	107	6	115

Total	49	436	490	975

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    LONG-TERM DEBT (Continued)

	2017
By remaining maturity	Under 1 year	1-5 years	After 5 years	Total
	(EUR in millions)
By remaining maturity
Senior Debt:
Fixed Rate	5	738	168	911
Variable Rate	49	318	—	367
Other:
Fixed Rate	—	3	4	7
Variable Rate	2	105	6	113

Total	56	1,164	178	1,398

(a)   Long-Term Senior debt

        Long-term debt Senior Notes and the related rates and maturity dates at December 31, comprise:

2016
(EUR in millions)
Fixed, with a weighted average rate of 2.70%, maturing up until 2026 and denominated in EUR	194

Total	194

Variable, with a weighted average rate of 2.80%, maturing up until 2035 and denominated in EUR	657

Total	657

2017
(EUR in millions)
Fixed, with a weighted average rate of 2.74%, maturing up until 2026 and denominated in EUR	911

Total	911

Variable, with a weighted average rate of 3.86%, maturing up until 2022 and denominated in EUR	367

Total	367

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    LONG-TERM DEBT (Continued)

Long-Term Senior fixed rate debt

        The financial conditions of the major long-term senior fixed rate debt as of December 31, 2017, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount in million		Own held by the Group (nominal amount in million)	Interest rate	Interest payment
Fixed rate notes
NBG	Fixed Rate Notes	December 20, 2012	December 2024	EUR	35	(1)	—	Fixed interest rate of 2.535%	Quarterly
NBG	Fixed Rate Notes	August 5, 2013	August 2023	EUR	33	(1)	—	Fixed interest rate of 2.519%	Quarterly
NBG	Fixed Rate Notes	December 23, 2013	December 2023	EUR	49	(1)	—	Fixed interest rate of 2.680%	Semi-annually
NBG	Fixed Rate Notes	January 29, 2014	January 2026	EUR	50	(1)	—	Fixed interest rate of 2.960%	Semi-annually
NBG	Covered Bonds	October 19, 2017	October 2020	EUR	750	(1)	5	Fixed interest rate of 2.750%	Semi-annually

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

Long-Term Senior variable rate debt

        The financial conditions of the major long-term senior variable rate debt as at December 31, 2017, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Outstanding nominal amount	Own held by the Group (nominal amount in million)	Interest rate	Interest payment
Variable rate corporate bonds
NBG Pangaea Reic	Variable rate bond	August 20, 2014	July 2019	EUR	235	—	Three-month Euribor plus 4.85%.	Quarterly
Variable rate notes
NBG	Variable Rate Notes	December 29, 2014	December 2022	EUR(1)	14	—	Six-month Euribor plus 1.67%	Semi-annually
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR(1)	50	—	Six-month Euribor plus 1.53%	Semi-annually
NBG	Variable Rate Notes	November 15, 2016	November 2021	EUR(1)	20	—	Six-month Euribor plus 1.73%	Semi-annually
NBG (via special purpose entity—Sinepia D.A.C.)	Series 2016-M Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	236	236	Three-month Euribor plus 3.00%	Quarterly
NBG (via special purpose entity—Sinepia D.A.C.)	Series 2016-Z Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	65	65	Three-month Euribor plus 5.00%	Quarterly

(1)
Loan agreement with European Investment Bank and the main purpose of this facility is the financing of small and medium-sized enterprises.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23:    LONG-TERM DEBT (Continued)

        Major long-term senior fixed/variable rate debt redeemed in 2017 are as follows:

Issuer	Type	Issue date	Redemption date	Currency	Nominal amount in million
Variable rate loans
NBG (via special purpose entity—Sinepia D.A.C.)	Series 2016-A1 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	150
NBG (via special purpose entity—Sinepia D.A.C.)	Series 2016-A2 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	35
NBG (via special purpose entity—Sinepia D.A.C.)	Series 2016-A3 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	50
NBG (via special purpose entity—Sinepia D.A.C.)	Series 2016-A4 Asset Backed Floating Rate Notes	August 8, 2016	July 2035	EUR	89

(c)   Long-Term Other debt

        In 2016, fixed rate borrowings of the Group included borrowings from Stopanska Banka A.D. amounted to EUR 9 million (7 million in EUR and EUR 2 million in MKD).

        In 2016, variable rate borrowings of the Group included borrowings from NBG Pangaea REIC Group amounted to EUR 113 million, all denominated in EUR and from Stopanska Banka A.D. amounted to EUR 2 million, all denominated in MKD.

        In 2017, fixed rate borrowings of the Group included borrowings from Stopanska Banka A.D. amounted to EUR 7 million (4 million in EUR and EUR 3 million in MKD).

        In 2017, variable rate borrowings of the Group included borrowings from NBG Pangaea REIC Group amounted to EUR 112 million, all denominated in EUR and from Stopanska Banka A.D. amounted to EUR 1 million, all denominated in MKD.

NOTE 24:    CONTINGENTLY CONVERTIBLE DEBT

        On December 9, 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingently Convertible securities ("CoCos"). The HFSF subscribed these CoCos for the amount of EUR 2,029 million in exchange for part of the debt securities issued by the ESM (see Notes 31, 32 and 33).

        On December 9, 2016, the Bank proceeded with the payment of dividend of EUR 165 million on CoCos. Furthermore, on December 15, 2016, following approval by the ECB the Bank fully repaid the CoCos at their initial nominal value of EUR 2,029 million as well as EUR 3 million representing the interest for the period between December 9 and 15, 2016, in accordance with the relevant commitment towards the Directorate General for the Competition of the European Commission ("DG-Comp").

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

        The following table summarizes the Group's off-balance-sheet financial instruments, whose contract amounts represent credit risk, as at December 31:

	2016	2017
	(EUR in millions)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit*	8	7
Commercial letters of credit	238	303
Standby letters of credit and financial guarantees written	2,852	2,828

Total	3,098	3,138

*
Commitments to extend credit as at December 31, 2016 and 2017 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at December 31, 2017 are EUR 6,474 million (2016: EUR 5,613 million).

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

        Standby Letters of Credit and Financial Guarantees Written.    Standby letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank's commercial customers and are short term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

        Legal Contingencies.    The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:    COMMITMENTS AND CONTINGENCIES (Continued)

generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. In accordance with ASC 450 the Group establishes accruals for all litigations, for which it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. At December 31, 2016 and 2017 the Group has accrued for cases under litigation the amount of EUR 91 million and EUR 76 million respectively for those litigations for which the Group believes that this loss is probable and reasonably estimated. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated balance sheet, results of operation or cash flows.

NOTE 26:    OTHER FEES AND COMMISSIONS

        Other fees and commissions for the years ended December 31, comprised:

Continuing operations	2015	2016	2017
	(EUR in millions)
Custody, brokerage and investment banking	22	15	19
Retail lending fees	9	8	8
Corporate lending fees	111	110	110
Banking fees and similar charges	82	80	107
Fund management fees	12	10	8

Total	236	223	252

NOTE 27:    NET TRADING GAIN/LOSS

        In addition to the net unrealized gains on trading assets (see Note 9) the gains on derivative instruments (see Note 10), the losses on deposits for which the Group has elected the fair value option, remaining Net Trading gains are mainly attributed to foreign exchange gains recorded on euro denominated deposits from Finance dollar and Finance Sterling entities (EUR 35 million gains for the year ended December 31, 2017), which are translated into entities functional currencies (i.e., USD and GBP). On translation of these entities' assets into Euro upon consolidation, an equal loss is recognized in OCI.

NOTE 28:    OTHER NON-INTEREST INCOME

        Other non-interest income at December 31, comprised:

	2015	2016	2017
	(EUR in millions)
Gain on disposal of subsidiaries	1	242	(1)
Gain on disposal of premises	1	—	5
Hotel revenues	26	31	—
Other	87	77	90

Total	115	350	94

        Gain on disposal of subsidiaries in 2016 includes the gain of the disposal of Astir Palace Vouliagmenis S.A. and Private Equity Funds of EUR 203 million and EUR 39 million, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29:    OTHER NON-INTEREST EXPENSE

        Other non-interest expense at December 31, comprised:

	2015	2016	2017
	(EUR in millions)
Credit card costs	16	22	32
Hotel running costs	20	20	—
Broker costs	3	3	3
Rental expense	32	31	30
Taxes and duties other than income tax	24	25	25
Promotion and advertising	17	20	20
Third party fees	82	70	85
Commissions on issues of Pillar II & III & ELA	197	54	10
Other provisions	325	60	36
Other	172	130	166

Total	888	435	407

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

        The Group has committed under the Revised Restructuring Plan, to decrease its full time equivalent personnel ("FTEs") in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Based on this commitment, as at December 31, 2015 the Group recognized a provision of EUR 118 million, which was presented within "Other Provisions". Following the voluntary exit scheme ("VES") completion in December 2016 (see Note 38) EUR 110 million and EUR 8 million was utilised in 2016 and 2017, respectively.

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT

        The allocation of income / (loss) before income tax between domestic and foreign is as follows:

	2015	2016	2017
	(EUR in millions)
Loss before income tax domestic	(3,336)	(340)	(82)
Income / (loss) before income tax foreign	(16)	80	70

	(3,352)	(260)	(12)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The significant components of the income tax / (expense) for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	(EUR in millions)
Income tax (expense) / credit:
Current tax expense domestic	(52)	(16)	(19)
Current tax expense foreign	(11)	(7)	(4)
Deferred tax benefit domestic	33	43	43
Deferred tax (expense) / benefit foreign	—	1	(1)

Total income tax (expense) / credit	(30)	21	19

        The differences between the nominal statutory income tax and the effective income tax are summarized as follows:

	2015	2016	2017
	(EUR in millions)
Income tax calculated based on statutory income tax rate of 29% (2015: 29%, 2016: 29%)	(972)	(75)	(3)
Adjustments relating to income taxes from prior years	(6)	(285)	69
Effect of tax exempt income	(151)	(85)	(42)
Effect of different tax rates in other countries	4	(10)	(9)
Non deductible expenses	125	23	22
Effect of unused tax losses	—	—	120
Effect of change in income tax rate	(670)	—	—
Valuation allowance for deferred tax assets	1,094	422	(187)
Non-offsettable income taxes with current year income taxes	18	(2)	—
Effect from offsetting of prior year carry forward tax losses	598	—	—
Income tax audit settlement	27	—	—
Other	(37)	(9)	11

Income tax expense / (benefit)	30	(21)	(19)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The significant components of deferred income tax assets and liabilities at December 31 comprised:

	2016	2017
	(EUR in millions)
Deferred Tax Assets:
Allowance for loan losses	3,094	3,232
Mark to market valuation of securities and derivatives	510	274
Pension and other post retirement benefits	104	54
Revaluation of land and buildings	129	126
Intangibles recognized upon acquisition and other assets	1	—
Tax loss carried forward	1,622	1,547
Other	155	142
PSI tax losses	2,294	2,202

Gross deferred tax assets	7,909	7,577
Deferred tax assets / liabilities for netting	(21)	(13)

Net deferred tax assets	7,888	7,564
Valuation allowance for deferred tax assets	(7,869)	(7,546)

Net deferred tax assets after valuation allowance	19	18

Deferred Tax Liabilities:
Allowance for loan losses	(4)	(4)
Revaluation of land and buildings	—	(1)
Intangibles recognized upon acquisition and other assets	(10)	(8)
Tax free reserves	(16)	(16)
Other	(5)	—

Gross deferred tax liabilities	(35)	(29)
Deferred tax liabilities / assets for netting	21	13

Net deferred tax liabilities	(14)	(16)

Reconciliation of the movement of valuation allowance for deferred tax assets:

	2016	2017
	(EUR in millions)
Opening balance	6,940	7,869
Charge for the period from continuing operations	422	(187)
Charge for the period from discontinued operations	507	(136)

Closing balance	7,869	7,546

        Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, the Group believes that the realization of the net deferred tax assets after valuation allowance of EUR 19 million and EUR 18 million, at December 31, 2016 and 2017 respectively, is more likely than not based upon all available positive and negative evidence in Greece and the other countries where the Group operates.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the years ended December 31, 2016 and 2017 in the Bank. Such objective evidence limits the ability to consider other subjective evidence in taxable entities where there is a cumulative loss.

        Each year Management assesses whether the recognition of the deferred tax asset is appropriate to the extent that future taxable profit will be available to absorb these tax losses and other deductible temporary differences.

        The Group as at December 31, 2017 has a deferred tax asset before valuation allowance of EUR 1,547 million on the tax losses carry-forward of EUR 5,353 million which expire as follows:

Year	(EUR in millions)
2018	139
2019	1,914
2020	942
2021	2,129
2022	229

Total	5,353

        The applicable Greek statutory corporation income tax rate is 29% for 2015, 2016 and 2017. Profit distributions approved from January 1, 2014 onwards are subject to withholding tax of 10%.

        On July 16, 2015, following Law 4334/2015, relating to immediate prerequisites for negotiation and agreement with ESM, the corporation tax rate was increased to 29%. The increase was effective from January 1, 2015 onwards.

        Following Law 4387/2016, the withholding tax on dividends distributed from January 1, 2017 onwards, is increased from 10% to 15%.

        Based on the above, the Group examined the timing of the reversal of the temporary differences for all Greek entities and adjusted the deferred tax asset/liability amounts accordingly in order to reflect the increase in the nominal tax rates. The total effect, for the years ended December 31, 2015, 2016 and 2017, was EUR 670 million, NIL and NIL respectively which was offset by an equivalent amount of valuation allowance resulting in a total net effect of NIL for the years 2015, 2016 and 2017.

        The reconciliation of the movement of the Group's unrecognized tax benefits is presented in the following table. If recognized, these benefits would affect the Group's effective tax rate.

Reconciliation of the Change in Unrecognized Tax Benefits

	2015	2016	2017
	(EUR in millions)
Balance, at beginning of year	2	2	2
Reductions related to positions taken during prior years	—	—	(2)

Balance, at end of year	2	2	—

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30:    INCOME TAX (EXPENSE) / BENEFIT (Continued)

        The Group companies file income tax returns in the jurisdictions in which they conduct business. We do not expect the total amounts of unrecognized tax benefits to significantly change within 12 months of the reporting date.

        Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated Statement of Financial Position. The Bank has been audited by the tax authorities up to and including the year 2010. The tax audit certificates for the years 2011, 2012, 2013, 2014, 2015 and 2016 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on July 27, 2012, September 27, 2013, July 10, 2014, October 30, 2015, September 30, 2016 and October 23, 2017 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for 2011-2016.

        The open tax years of the major companies of the Group at December 31, 2017, are as follows:

Company	Open tax years
National Bank of Greece S.A.	2011–2017
NBG London Branch (United Kingdom)	2016–2017
Banca Romaneasca S.A. (Romania)	2011–2017
National Securities S.A. (Greece)	2012–2017
NBG Asset Management Mutual Funds S.A. (Greece)	2009–2017
Ethniki Leasing S.A. (Greece)	2010–2017
Ethniki Hellenic General Insurance S.A. (Greece)	2012–2017

NOTE 31:    RELATED PARTY TRANSACTIONS

        The nature of the significant transactions entered into by the Group with related parties during the year ended December 31, 2017 and 2016 and the significant balances outstanding at December 31, 2017 and 2016 are presented below.

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 31:    RELATED PARTY TRANSACTIONS (Continued)

        The aggregate amount of loans, deposits and letters of guarantee to related parties, at the Group level, totaled EUR 5 million, EUR 5 million and NIL respectively as at December 31, 2017 (December 31, 2016: EUR 6 million, EUR 5 million and NIL respectively).

        Total compensation to related parties amounted to EUR 10 million (December 31, 2016: EUR 19 million of which EUR 10 million from continuing operations) for the Group, mainly relating to short-term benefits and in particular salaries and social security contributions.

b.
Transactions with subsidiaries, associates and joint ventures

        The Group has also entered into transactions with its affiliates, which are accounted for by the equity method (see Note 12). As at December 31, 2017, the aggregate amount of receivables from affiliates totaled EUR 17 million, the amount of payables to affiliates totaled EUR 10 million and the amount of letters of guarantee to affiliates totaled EUR 1 million (December 31, 2016: EUR 15 million, EUR 13 million and EUR 2 million respectively). For the year ended December 31, 2017, the aggregate amount of income from affiliates totaled EUR 2 million and the amount of expense to affiliates totaled EUR 3 million (December 31, 2016: EUR 14 million and EUR 4 million respectively).

c.
Transactions with other related parties

        The total receivables of the Group from the employee benefits related funds as at December 31, 2017, amounted to EUR 746 million (December 31, 2016: EUR 723 million). The interest income for the Group amounted to NIL (December 31, 2016: EUR 1 million).

        The total payables of the Group to the employee benefits related funds as at December 31, 2017, amounted to EUR 123 million (December 31, 2016: EUR 146 million). The interest expense for the Group amounted to NIL (December 31, 2016: EUR 1 million).

d.
Transactions with HFSF

        Taking into consideration the HFSF Law, the Revised Relationship Framework Agreement between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.39% of the Bank's ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank's Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. On December 9, 2016, the Bank paid to HFSF EUR 165 million relating to the coupon of the CoCos. On December 15, 2016 the Bank proceeded to the repayment of the CoCos amounting to EUR 2,029 million which had been issued in December 2015 and were held by the HFSF. Also, on the same date the Bank paid the accrued interest for the period December 9 and up to 15, 2016 amounting to EUR 3 million. Other than the ordinary shares issued by the Bank and held by HFSF and the transactions presented above, no material transactions or balances exist with HFSF.

NOTE 32:    PAID-IN CAPITAL

Common stock

        The total number of common stock as at December 31, 2017 and December 31, 2016 was 9,147,151,527, with a nominal value of 0.30 Euro.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

        The Bank's common stock is listed for trading on the Athens Exchange ("ATHEX"). National Bank of Greece common stock used to also be listed on the New York Stock Exchange ("NYSE") in the form of American Depositary Receipts ("ADRs"). On November 27, 2015, NYSE Regulation Inc. determined that NBG's common stock were no longer suitable for listing based on abnormally low price levels of NBG's Common share ADRs, pursuant to Section 802.01d of the NYSE listed company manual, defining as such a price level of USD 0.15 per ADR. As a result, NYSE Regulation Inc. commenced delisting procedures which followed an immediate suspension of the ADR trading and thereafter the ADR was traded at the OTC market.

        On November 15, 2017, the Bank announced that its Board of Directors resolved to voluntarily terminate the amended and restated deposit agreement dated May 28, 1998, between NBG and the Bank of New York Mellon, as depositary (the "Depositary") relating to its ADRs, each representing one ordinary share.

        The NBG's ADR program was voluntarily terminated on March 15, 2018 and therefore, the Depositary no longer holds any common shares of NBG as its custodian bank and is no longer a shareholder of NBG. Therefore, any remaining NBG ADR holder who did not previously surrender their ADSs is no longer entitled to NBG common shares.

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

        Based on the Cabinet Act 45/07.12.2015, the Bank announced on December 9, 2015, that the mandatory conversion of the securities not offered in the LME into ordinary shares amounted to

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

EUR 64 million, which was used for the share capital increase by issuing 211,979,849 shares. Also, the preference shares issued in USA and the preference shares issued in favor of the Greek State, in accordance with the Greek Law 3723/2008 were also converted to ordinary shares by issuing 298,700,987 and 1,305,000,000 ordinary shares respectively. The 1,305,000,000 ordinary shares that resulted from the mandatory conversion of the preference shares issued in favor of the Greek state were received by the HFSF.

        Finally, the In-Kind Contribution included the participation of HFSF in share capital increase with the amount of EUR 676 million by issuing 2,254,869,160 ordinary shares.

        Following the above, the total capital increase amounted to EUR 2,673 million with the issuance of 8,911,608,218 shares.

Warrants

        According to article 7 par.4 of Greek Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on June 26, 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the ATHEX began on June 27, 2013.

        In particular, warrants were transferable securities with no restrictions concerning their transfer. Following the reverse split in November 2015, each warrant incorporates the right of its holder to purchase from HFSF 0.54861592129144 new shares, acquired by HFSF due to its participation in the capital increase of Bank in 2013. The warrants did not provide voting rights to holders or owners thereof.

        The warrants were exercisable every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date automatically ceased to exist and the corresponding warrants were cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that might occur during the term that the warrants were in force, was announced by the Bank on its website and in the Daily Bulletin of the ATHEX at least 10 days prior to each date of exercise of the warrants.

        Following the reverse split in November 2015, the exercise price of the call option for each warrant in order to acquire new shares held by HFSF, was equal to EUR 64.35 plus accrued interest at an annual rate of 3% plus the margin:

  •
  1% (100 basis points) for the first year from the Issue Date;

  •
  2% (200 basis points) for the second year from the Issue Date;

  •
  3% (300 basis points) for the third year from the Issue Date;

  •
  4% (400 basis points) for the fourth year from the Issue Date; and

  •
  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant was entitled to acquire upon exercise of his right. The exercise price was adjusted accordingly in the event of corporate actions and was

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32:    PAID-IN CAPITAL (Continued)

announced by the Bank on its website and in the Daily Bulletin of the ATHEX. The last exercise date (December 27, 2017) was the date of expiry of the warrants.

        After the end of the ninth exercise period (December 27, 2017), the warrants remained unexercised were 245,743,123 which, on December 29, 2017, were cancelled by HFSF.

Restrictions on transfers of Bank's shares

        Transfers of the Bank's shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank's Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Greek Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

        In particular, according to article 8 of Greek Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank's capital increase, provided that par. 1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF's discretion, so long as all shares are disposed of within the time limits referred to above. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

        Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which would have taken place due to exercise of the call option embedded in the Warrants, HFSF was not able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF might dispose its shares which carry call option according to the stipulations of paragraphs 7 - 11 of Article 3 of Greek Law 3864/2010.

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

Redeemable preference shares to the Hellenic Republic

        On January 22, 2009, at an Extraordinary General Meeting, the Bank's shareholders approved the issue of 70 million redeemable preference shares at a par value of EUR 5.00 each with the cancellation of the preemptive rights of the existing shareholders in favor of the Greek State in accordance with Greek Law 3723/2008 for the Bank's participation in the Pillar I of the Hellenic Republic Bank Support Plan. On May 21, 2009, the Bank's Board of Directors certified that the Greek State fully covered the said issue of preference shares. This increase was covered through the transfer to the Bank of an equal market value Greek government bond with a coupon rate of 6-month Euribor plus 130 basis points. On May 25, 2009, the minutes of the Board of Directors' meeting covering the above mentioned certification were filed with the Ministry of Development (resolution K2-5300/Registrar of Companies). Following the above the Bank's preferred stock increased by EUR 350 million.

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

        Therefore, following the above there are no preference shares outstanding.

NOTE 33:    LOSS PER SHARE

        Loss per share is as follows:

	2015	2016	2017
Net income / (loss) from continuing operations attributable to NBG shareholders	(3,378)	(238)	5
Gain on redemption of preference shares	1,067	—	—

Net income / (loss) from continuing operations attributable to ordinary shareholders	(2,311)	(238)	5
Net income / (loss) from discontinued operations attributable to NBG shareholders	(5,086)	(62)	(235)

Net income / (loss) from continuing and discontinued operations attributable to ordinary shareholders	(7,397)	(300)	(230)
Weighted average ordinary shares outstanding for basic and diluted earnings per share	786,381,893	9,145,859,028	9,145,574,515

Basic and diluted losses per share from continuing operations	(2.94)	(0.03)	0.00
Basic and diluted losses per share from continuing and discontinued operations	(9.41)	(0.03)	(0.03)

        On November 17, 2015, the Extraordinary General Meeting of the Shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for one new share of 4.50 Euro per share. Therefore, the weighted average number of shares for the comparative period has been adjusted accordingly. Following the last share capital increase in 2015, 8,911,608,218 new shares were issued.

        On December 9, 2015, within the context of the 2015 Recapitalisation, the Bank issued CoCos. The HFSF subscribed these CoCos for the amount of EUR 2,029 million in exchange for part of the debt securities issued by the ESM. The effect of CoCos in the EPS was antidilutive. On December 15, 2016, the Bank repaid the CoCos.

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

        The table below summarises Pillar 1 and 2 capital requirements for NBG Group for 2017 and 2018:

	CET1 Capital Requirements		Total Capital Requirements
	2017	2018	2017	2018
Pillar 1	4.5%	4.5%	8.0%	8.0%
Pillar 2	3.0%	3.0%	3.0%	3.0%
Capital Conservation Buffer	1.25%	1.875%	1.25%	1.875%

Total	8.75%	9.375%	12.25%	12.875%

        The capital adequacy ratios for the Group, according to the CRD IV transitional provisions, are presented in the table below:

	December 31,
	2016	2017
Common equity Tier 1	16.3%	17.0%
Tier 1	16.3%	17.0%
Total	16.3%	17.0%

        The Group's CET1 ratio has significantly increased mainly due to the completion of the disposal of Bulgarian & Serbian subsidiaries.

  DTC Law

        Article 27A of Greek Law 4172/2013, ("DTC Law"), as currently in force, allows credit institutions, under certain conditions, and from 2017 onwards to convert deferred tax assets ("DTAs") arising from (a) private sector initiative ("PSI") losses, (b) accumulated provisions for credit losses recognized as at June 30, 2015, (c) losses from final write off or the disposal of loans and (d) accounting write offs, which will ultimately lead to final write offs and losses from disposals, to a receivable ("Tax Credit") from the Greek State. Items (c) and (d) above were added with Greek Law 4465/2017 enacted on March 29, 2017. The same Greek Law 4465/2017 provided that Tax Credit cannot exceed the tax corresponding to accumulated provisions recorded up to June 30, 2015 less (a) any definitive and cleared tax credit, which arose in the case of accounting loss for a year according to the provisions of par.2 of article 27A, which relate to the above accumulated provisions, (b) the amount of tax corresponding to any subsequent specific tax provisions, which relate to the above

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 34:    REGULATORY MATTERS (Continued)

accumulated provisions and (c) the amount of the tax corresponding to the annual amortization of the debit difference that corresponds to the above provisions and other losses in general arising due to credit risk.

        The main condition for the conversion of DTAs to a Tax Credit is the existence of an accounting loss on a solo basis of a respective year, starting from accounting year 2016 and onwards. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year's losses) on a solo basis and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. The Tax Credit may be offset against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue to the Greek State conversion rights for an amount of 100% of the Tax Credit and will create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these conversion rights. The reserve will be capitalized with the issuance of common shares in favour of the Greek State. This legislation allows credit institutions to treat such DTAs as not "relying on future profitability" according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving a credit institution's capital position.

        Furthermore, Greek Law 4465/2017 amended article 27 "Carry forward losses" by introducing an amortization period of 20 years for losses due to loan write offs as part of a settlement or restructuring and losses that crystallize as a result of a disposal of loans.

        On November 7, 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved to include the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

        As at December 31, 2017, the amount of DTAs that were eligible for conversion to a receivable from the Greek State subject to the DTC Law was EUR 4.7 billion (2016: EUR 4.8 billion). The conditions for conversion rights were not met in the year ended December 31, 2016 and December 31, 2017 and no conversion rights are deliverable for 2017 and 2018.

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

(a)   Financial instruments not measured at fair value

        The following methods and assumptions were used to estimate the fair value of the Group's financial assets and liabilities, which are not recorded on the Group's balance sheet at fair value at December 31, 2016 and 2017:

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

        Other borrowed funds and Long-term debt:    The fair value is estimated using market prices, or if such are not available, either based on the prices with which we completed tender offers with respect to these instruments, or using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

        The table below presents the carrying amount and fair value of those financial assets and liabilities not recorded on the Group's balance sheet at fair value and whose fair value is materially different from the carrying amount.

	Year ended December 31, 2016
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	2,072	2,067	1,615	452	—
Loans at amortized cost, net of allowance	37,506	36,640	—	—	36,640
Financial Liabilities:
Deposits at amortized cost	51,143	51,199	26,245	24,954	—
Long-term debt at amortized cost	975	977	—	977	—

	Year ended December 31, 2017
		Fair Value
	Carrying Amount
		Total	Level 1	Level 2	Level 3
	(EUR in millions)
Financial Assets:
Interest bearing deposits with banks	1,655	1,649	1,504	145	—
Loans at amortized cost, net of allowance	35,828	35,846	—	—	35,846
Financial Liabilities:
Deposits at amortized cost	42,983	43,031	28,137	14,894	—
Long-term debt at amortized cost	1,398	1,422	—	1,422	—

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

	Fair value measurement using			Total asset/ liability at fair value
At December 31, 2016	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	296	1,565	8	1,869
Debt securities issued by other governments and public sector entities	259	3	—	262
Greek treasury bills	—	1,492	—	1,492
Foreign treasury bills	18	47	—	65
Debt securities issued by foreign financial institutions	—	—	8	8
Corporate debt securities issued by Greek companies	—	23	—	23
Equity securities issued by Greek companies	14	—	—	14
Mutual fund units	5	—	—	5
Derivative assets	11	4,437	34	4,482
Available-for-sale securities	52	9,522	342	9,916
Greek government bonds	—	539	300	839
Debt securities issued by other governments and public sector entities	—	8,657	14	8,671
Foreign treasury bills	—	229	—	229
Debt securities issued by companies incorporated in Greece	—	46	19	65
Debt securities issued by companies incorporated outside Greece	—	34	9	43
Equity securities issued by companies incorporated in Greece	28	1	—	29
Equity securities issued by companies incorporated outside Greece	6	16	—	22
Mutual Fund units	18	—	—	18

Total Assets	359	15,524	384	16,267

Liabilities
Deposits at fair value(1)	—	527	—	527
Derivative liabilities	5	5,142	24	5,171

Total liabilities	5	5,669	24	5,698

(1)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through profit or loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 20).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2017	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	303	1,490	—	1,792
Debt securities issued by other governments and public sector entities	226	63	—	289
Greek treasury bills	—	1,379	—	1,379
Foreign treasury bills	10	47	—	56
Corporate debt securities issued by Greek companies	—	1	—	1
Equity securities issued by Greek companies	63	—	—	63
Mutual fund units	4	—	—	4
Derivative assets	27	3,629	25	3,681
Available-for-sale securities	458	2,334	540	3,332
Greek government bonds	—	681	514	1,195
Debt securities issued by other governments and public sector entities	418	1,215	—	1,633
Foreign treasury bills	—	235	—	235
Debt securities issued by companies incorporated in Greece	—	161	18	179
Debt securities issued by companies incorporated outside Greece	—	16	8	24
Equity securities issued by companies incorporated in Greece	30	7	—	37
Equity securities issued by companies incorporated outside Greece	6	19	—	25
Mutual Fund units	4	—	—	4

Total Assets	788	7,453	565	8,805

Liabilities
Deposits at fair value(1)	—	866	—	866
Derivative liabilities	1	3,780	22	3,803

Total Liabilities	1	4,646	22	4,669

(1)
Amounts represent items, which contain an embedded derivative and the Group has elected to account for at fair value through profit or loss under the provisions of ASC 815 "Derivatives and Hedging" instead of separating the embedded derivative, and items that the Group has elected the Fair Value Option under ASC 825 "Financial Instruments" (see Note 20).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The tables below, present the fair values for discontinued operations and long-lived assets held for sale and liabilities directly associated with long-lived assets held for sale, measured at fair value on a recurring basis.

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2016	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	4	569	—	573
Debt securities issued by other governments and public sector entities	—	305	—	305
Debt securities issued by foreign financial institutions	—	239	—	239
Corporate debt securities issued by foreign companies	—	25	—	25
Mutual fund units	4	—	—	4
Derivative assets	—	1	—	1
Available-for-sale securities	1,001	1,866	6	2,873
Greek government bonds	—	232	—	232
Debt securities issued by other governments and public sector entities	688	794	—	1,482
Greek treasury bills	—	516	—	516
Foreign treasury bills	11	15	—	26
Debt securities issued by companies incorporated in Greece	—	125	—	125
Debt securities issued by companies incorporated outside Greece	—	182	4	186
Equity securities issued by companies incorporated in Greece	28	—	—	28
Equity securities issued by companies incorporated outside Greece	1	2	2	5
Mutual Fund units	273	—	—	273
Other assets	173	117	—	290

Total Assets	1,178	2,553	6	3,737

Liabilities
Derivative liabilities	—	2	—	2

Total Liabilities	—	2	—	2

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value measurement using
				Total asset/ liability at fair value
At December 31, 2017	Level 1	Level 2	Level 3
	(EUR in millions)
Assets
Trading assets	4	10	—	14
Debt securities issued by other governments and public sector entities	—	10	—	10
Mutual fund units	4	—	—	4
Derivative assets	—	3	—	3
Available-for-sale securities	1,029	1,500	—	2,529
Greek government bonds	—	361	—	361
Debt securities issued by other governments and public sector entities	680	283	—	963
Greek treasury bills	—	522	—	522
Foreign treasury bills	9	19	—	28
Debt securities issued by companies incorporated in Greece	—	143	—	143
Debt securities issued by companies incorporated outside Greece	—	172	—	172
Equity securities issued by companies incorporated in Greece	26	—	—	26
Mutual Fund units	314	—	—	314
Other assets	178	112	—	290

Total Assets	1,211	1,625	—	2,836

Liabilities
Derivative liabilities	—	1	—	1

Total Liabilities	—	1	—	1

(c)   Transfers between Level 1 and Level 2

        As at 31 December 2017, certain fair value through profit or loss securities issued by EFSF, for which the Group determined that sufficient liquidity and trading did not exist as at December 31, 2017, have been transferred from Level 1 to Level 2 according to the Group fair value hierarchy policy. The carrying amount of the fair value through profit or loss securities transferred as at December 31, 2017 was EUR 3 million.

        As at 31 December 2016, certain available-for-sale and fair value through profit or loss securities issued by ESM, EFSF and a European government, for which the Group determined that sufficient liquidity and trading existed as at December 31, 2016 have been transferred from Level 2 to Level 1 according to the Group fair value hierarchy policy. The carrying amount of the securities transferred as at December 31, 2016 was EUR 50 million.

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

        Level 3 financial instruments at December 31, 2017 and 2016 include:

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

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

December 31, 2016 and 2017 including realized and unrealized gains/(losses) included in earnings and OCI.

	2016
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into Level 3	Transfer out of Level 3	Balance at end of year
	(EUR in millions)
Trading assets	13	(1)	—	—	(4)	—	—	—	8
Debt securities issued by foreign financial institutions	13	(1)	—	—	(4)	—	—	—	8
Net Derivatives	5	(21)	—	19	—	(1)	(16)	24	10
Available-for-sale securities	303	43	(11)	19	(26)	—	14	—	342
Greek government bonds	271	17	12	—	—	—	—	—	300
Debt securities issued by other governments and public sector entities(1)	—	—	—	—	—	—	14	—	14
Debt securities issued by companies incorporated in Greece	—	—	—	19	—	—	—	—	19
Debt securities issued by companies incorporated outside Greece	9	—	—	—	—	—	—	—	9
Equity securities issued by companies incorporated outside Greece	23	26	(23)	—	(26)	—	—	—	—

(1)
Debt securities issued by other governments and public sector entities transfer into Level 3, include a specific debt security which following the tainting of the held-to-maturity portfolio during April 2016 (see Note 11) was reclassified to available-for-sale portfolio.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2017
	Balance at beginning of year	Gain/(losses) included in earnings	Gain/(losses) included in OCI	Purchases	Sales	Settlements	Transfer into Level 3	Transfer out of Level 3	Balance at end of year
	(EUR in millions)
Trading assets	8	—	—	—	(8)	—	—	—	—
Debt securities issued by foreign financial institutions	8	—	—	—	(8)	—	—	—	—
Net Derivatives	10	(7)	—	3	—	—	(3)	1	4
Available-for-sale securities	342	12	196	—	—	(10)	—	—	540
Greek government bonds	300	10	194	—	—	—	—	—	504
Debt securities issued by other governments and public sector entities	14	1	—	—	—	(5)	—	—	10
Debt securities issued by companies incorporated in Greece	19	2	2	—	—	(5)	—	—	18
Debt securities issued by companies incorporated outside Greece	9	(1)	—	—	—	—	—	—	8

        Gains and losses included in net income / (loss) are reported in Net trading loss, except for bonds' amortization of premium/discount which amounts to EUR 17 million for the year ended December 31, 2016 and to EUR 12 million for the year ended December 31, 2017 which is reported in Net interest income before provision for loan losses.

        For the year ended December 31, 2017, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR (16) million for net derivatives.

        For the year ended December 31, 2016, changes in unrealized gains/(losses) of Level 3 financial instruments still held at the reporting date amounted to EUR NIL million and EUR (25) million for trading assets and net derivatives respectively.

        Other transfers between Level 2 and Level 3, during 2016 and 2017, include mainly derivative instruments for which the bilateral CVA adjustment is significant to the base fair value of the respective instruments.

        The following tables present the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements. Differences between this table and amounts presented in the Quantitative Information about Level 3 Fair Value Measurements table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Quantitative Information about Level 3 Fair Value Measurements 2016

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Trading debt securities issued by foreign financial institutions	8	Price Based	Price	101.24	101.24
Available-for-sale Greek government bonds	300	Discounted Cash Flows	Credit Spread over 30 years	610 bps	610 bps
Debt securities issued by other governments and public sector entities	14	Discounted Cash Flows	Credit Spread	789 bps	789 bps
Available-for-sale Corporate debt securities issued by companies incorporated in Greece	19	Discounted Cash Flows	Credit Spread	450 bps	607 bps
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	9	Price Based	Credit Spread	93.76	93.76
Net Derivatives
Interest Rate Swaps	6	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	1000bps	1000 bps
	(1)	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	12.60%	99.30%
	4	Discounted Cash Flows	FX Pair Correlation	–50.00%	99.30%
Other Derivatives	16	Monte Carlo	Volatility of stock price	39.00%	39.00%
	(13)	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	70bps	70bps

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 35:    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Quantitative Information about Level 3 Fair Value Measurements 2017

				Range of Inputs
		Valuation Technique	Significant Unobservable Input
Financial Instrument	Fair Value			Low	High
	(EUR in millions)
ASSETS
Debt Securities
Available-for-sale Greek government bonds	504	Discounted Cash Flows	Credit Spread over 30 years	358 bps	358 bps
Available-for-sale Debt securities issued by other governments and public sector entities	10	Discounted Cash Flows	Credit Spread	189 bps	189 bps
Available-for-sale Corporate debt securities issued by companies incorporated in Greece	17	Discounted Cash Flows	Credit Spread	305 bps	321 bps
Available-for-sale Corporate debt securities issued by companies incorporated outside Greece	8	Price Based	Credit Spread	93.76	93.76
Net Derivatives
Interest Rate Derivatives	4	Discounted Cash Flows—Internal Model for CVA/DVA	Credit Spread	80 bps	1000 bps
	3	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors	–50.00%	99.50%
Other Derivatives	2	Binomial model	Volatility of stock price	30.74%	104.83%
	8	Monte Carlo Simulation	Volatility of stock price	49.00%	49.00%
	(9)	Discounted Cash Flows, Internal Model (for CVA/DVA)	Credit Spread	70 bps	1000 bps

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

        Furthermore, the available-for-sale portfolio includes debt securities issued by other governments and public sector entities as well as corporate debt securities issued by companies incorporated in and outside Greece, for which the credit spread is not market observable. A reasonable increase in the credit spread of these securities would result in an insignificant change in the fair value of these securities, for the Group's financial instruments.

NOTE 36:    OFFSETTING

        Financial assets and liabilities are offset and the net amount is reported in the balance sheet only if the Group holds a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts, repurchase and reverse repurchase agreements, and securities borrowed and loan agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (such as bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period).

        The following table provides information on the impact of offsetting on the balance sheet of the Group, as at December 31, 2016 and 2017, as well as the financial impact of netting of instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    OFFSETTING (Continued)

a.
Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2016				December 31, 2017
	Derivative instruments(1)	Securities purchased under agreements to resell	Deposits in margin accounts(2)	Total	Derivative instruments(1)	Securities purchased under agreements to resell	Loans	Deposits in margin accounts(2)	Accrued Interest Receivable	Total
	(EUR in millions)				(EUR in millions)
Gross amounts of recognized financial assets	4,547	3	1,414	5,964	3,985	6	4,367	1,195	46	9,599
Positive market values from derivative financial instruments	(65)	—	—	(65)	(304)	—	—	—	—	(304)
Negative market values from derivative financial instruments	—	—	(120)	(120)	—	—	—	(321)	—	(321)

Net amounts of financial assets presented in the balance sheet	4,482	3	1,294	5,779	3,681	6	4,367	874	46	8,974
Financial instruments	(2,380)	(3)	—	(2,383)	(1,881)	(6)	(4,367)	—	(46)	(6,300)
Related amounts not set off in the balance sheet
Cash collateral received	(629)	—	—	(629)	(686)	—	—	—	—	(686)

Net amount	1,473	—	1,294	2,767	1,114	—	—	874	—	1,988

(1)
Included in Derivative assets in the Group's balance sheet at December 31, 2016 and 2017.

(2)
Included in Interest bearing deposits with banks in the Group's balance sheet at December 31, 2016 and 2017.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 36:    OFFSETTING (Continued)

b.
Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

	December 31, 2016			December 31, 2017
	Derivative instruments(1)	Securities sold under agreements to repurchase	Total	Derivative instruments(1)	Securities sold under agreements to repurchase	Total
	(EUR in millions)			(EUR in millions)
Gross amounts of recognized financial liabilities	5,354	4,740	10,094	4,418	3,417	7,835
Negative market values from derivative financial instruments	(65)	—	(65)	(304)	—	(304)
Deposits in margin accounts	(120)	—	(120)	(321)	—	(321)

Net amounts of financial liabilities presented in the balance sheet	5,169	4,740	9,909	3,793	3,417	7,210
Related amounts not set off in the balance sheet
Financial instruments	(1,354)	(4,740)	(6,094)	(1,010)	(3,417)	(4,427)
Cash collateral pledged	(865)	—	(865)	(460)	—	(460)

Net amount	2,950	—	2,950	2,323	—	2,323

(1)
Included in Derivative liabilities in the Group's balance sheet at December 31, 2016 and 2017.

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

        The Group manages its business through the following business segments:

Retail Banking

        Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to EUR 2.5 million) in Greece, except for exposures transferred to SAU, the Bank's unit for corporate delinquent exposures. The Bank, through its network of branches, offers to its retail customers various types of loan, deposit and investment products as well as a wide range of other traditional services and products.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Corporate & Investment Banking

        Corporate and Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both Euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit

        Since 2015, the Bank in order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013), the Bank established a Special Assets Unit ("SAU").

Global Markets & Asset Management

        Global Markets and Asset Management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

        The Group offers a wide range of insurance products through its subsidiary company, NIC and other subsidiaries in SE Europe. As of June 30, 2017, NIC was classified as non-current assets held for sale and discontinued operations.

International Banking Operations

        The Group's international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries. As of December 31, 2016, S.A.B.A., UBB and Interlease were classified as non-current assets held for sale and discontinued operations and on June 13, 2017 the disposal of UBB and Interlease was completed. Furthermore, as of June 30, 2017, Romaneasca, Vojvodjanska and NBG Leasing d.o.o. and as of December 31, 2017, NBG Albania were classified as non-current assets held for sale and discontinued operations. On December 1, 2017, the disposal of Vojvodjanska and NBG Leasing d.o.o. was completed.

Turkish Banking Operations

        The Group's banking activities in Turkey through Finansbank and its subsidiaries include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of December 31, 2015, Finansbank was classified as non-current assets held for sale and discontinued operations and on June 15, 2016 the disposal of Finansbank was completed.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Other

        Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

        The balances of the year ended December 31, 2015 presented below, have been restated for discontinuing operations NIC, Romaneasca, Vojvodjanska, NBG Leasing d.o.o. and NBG Albania.

12-month period ended December 31, 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking	Turkish Banking Operations	Other	Group
	(EUR in millions)
Net interest income	521	601	176	101	—	90	—	129	1,618
Net fee and commission income / (loss)	81	83	7	(175)	—	25	—	(2)	19
Other	10	(13)	(12)	(72)	—	(4)	—	(33)	(124)

Total operating income / (loss)	612	671	171	(146)	—	111	—	94	1,513

Direct costs	(436)	(47)	(9)	(46)	—	(64)	—	(42)	(644)
Allocated costs and provisions(1)	(1,829)	(1,106)	(848)	(127)	—	(42)	—	(537)	(4,489)
Share of profit of equity method investments	—	—		1	—	—	—	—	1

Profit / (loss) before tax	(1,653)	(482)	(686)	(318)	—	5	—	(485)	(3,619)

Segment assets as at December 31, 2015
Segment assets	19,972	11,684	1,824	13,000		3,386		18,940	68,806
Deferred tax assets and Current income tax advance									5,471
Non-current assets held for sale					2,756	6,375	26,998	769	36,898

Total assets									111,175
IFRS to U.S. GAAP differences									(11,300)

U.S. GAAP total assets									99,875

Other Segment items
Depreciation & amortization	10	3	—	1	—	4	—	75	93
Credit provisions and other impairment charges	1,548	1,069	826	(10)	—	30	—	641	4,104
Non- current assets additions	7	9	—	4	—	20	—	134	174

(1)
Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking	Turkish Banking Operations	Other	Group
	(EUR in millions)
Net interest income	535	571	132	188	—	97	—	125	1,648
Net fee and commission income / (loss)	86	85	6	(35)	—	23	—	12	177
Other	13	(37)	(13)	(160)	—	9	—	195	7

Total operating income / (loss)	634	619	125	(7)	—	129	—	332	1,832

Direct costs	(426)	(40)	(11)	(46)	—	(74)	—	(32)	(629)
Allocated costs and provisions(1)	(482)	(274)	(164)	(24)	—	(14)	—	(203)	(1,161)
Share of profit of equity method investments	—	—	—	1	—	—	—	—	1

Profit / (loss) before tax	(274)	305	(50)	(76)	—	41	—	97	43

Segment assets as at December 31, 2016
Segment assets	18,997	11,115	2,019	11,750	2,789	5,776	—	16,686	69,132
Deferred tax assets and Current income tax advance									5,674
Non-current assets held for sale						3,725			3,725

Total assets									78,531
IFRS to U.S. GAAP differences									(8,189)

U.S. GAAP total assets									70,342

Other Segment items
Depreciation & amortization	12	2	—	1	—	5	—	73	93
Credit provisions and other impairment charges	198	237	141	2	—	14	—	192	784
Non- current assets additions	13	4	—	1	6	14	—	97	135

(1)
Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Breakdown by business segment

12-month period ended December 31, 2017	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking	Turkish Banking Operations	Other	Group
	(EUR in millions)
Net interest income	507	510	127	180	—	92	—	135	1,551
Net fee and commission income / (loss)	94	91	4	25	—	22	—	4	240
Other	18	(40)	(13)	(181)	—	1	—	41	(174)

Total operating income / (loss)	619	561	118	24	—	115	—	180	1,617

Direct costs	(437)	(40)	(12)	(33)	—	(76)	—	(13)	(611)
Allocated costs and provisions(1)	(560)	(117)	(185)	(12)	—	(21)	—	(249)	(1,144)
Share of profit of equity method investments	—	—	—	—	—	—	—	1	1

Profit / (loss) before tax	(378)	404	(79)	(21)	—	18	—	(81)	(137)

Segment assets as at December 31, 2017
Segment assets	17,468	10,813	2,158	8,697	—	3,023	—	12,262	54,421
Deferred tax assets and Current income tax advance									5,337
Non-current assets held for sale					3,150	1,860			5,010

Total assets									64,768
IFRS to U.S. GAAP differences									(7,940)

U.S. GAAP total assets									56,828

Other Segment items
Depreciation & amortization	33	4	1	2	—	4	—	47	91
Credit provisions and other impairment charges	405	93	167	1	—	21	—	124	811
Non- current assets additions	8	—	—	1	—	2	—	160	171

(1)
Includes depreciation and amortization on investment property, property and equipment, software and other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 37:    SEGMENT INFORMATION (Continued)

Reconciliation of Loss before tax per IFRS reported for the segments to loss before income tax per US GAAP

	2015	2016	2017
	(EUR in millions)
Loss before tax from continuing operations	(3,625)	43	(137)
Hedging of Interest Rate Risk and Net Investment Hedge	276	(118)	188
Difference in loan interest income recognition	(81)	(62)	(46)
Contingent convertible bonds accruals	(10)	(158)	—
Sale of Astir Vouliagmenis S.A. / NBGI PE Funds	—	51	—
Sale of real estate accounted for as a financing obligation	(37)	(34)	(35)
Impairment of premises and equipment	94	19	13
Bonds' portfolio classification	(3)	7	23
Other	34	(8)	(18)

Loss before income tax	(3,352)	(260)	(12)

Breakdown of total assets, total revenue, income / (loss) before income tax and net income/ (loss) attributable to NBG shareholders by geographical location

	Total assets	Total revenue(1)(2)	Income / (loss) before income tax(2)	Net income / (loss) attributable to NBG shareholders
	(EUR in millions)
12-month period ended December 31, 2015
Domestic	65,694	2,259	(3,273)	(3,254)
Other International	9,874	165	(79)	(87)
Turkish operations (Discontinued)	24,307	—	—	(5,123)

Group	99,875	2,424	(3,352)	(8,464)

12-month period ended December 31, 2016
Domestic	60,854	1,778	(486)	(466)
Other International	9,488	305	226	272
Turkish operations (Discontinued)	—	—	—	(106)

Group	70,342	2,083	(260)	(300)

12-month period ended December 31, 2017
Domestic	52,373	1,936	(91)	316
Other International	4,455	174	79	(546)

Group	56,828	2,110	(12)	(230)

(1)
Total revenue includes OTTI on available for sale securities.

(2)
Total revenue and Income/(loss) before income tax were calculated based on continuing operations

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SALARY AND EMPLOYEE BENEFITS

	2015	2016	2017
	(EUR in millions)
	Continuing operations	Continuing operations
Salaries and other staff related benefits	632	623	567
Net periodic pension cost: Employee benefit plans (see below)	23	22	21

Total	655	645	588

        Salaries and other staff related benefits include the amount of EUR 26 million (2015 and 2016: EUR 26 million) paid to IKA-ETAM in accordance to Greek Law 3655/2008, after the incorporation of the Bank's main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. This amount will be paid annually to IKA-ETAM for the next 7 years up to 2024 (see below "—(a) Defined Contribution Plans—National Bank of Greece Pension Plan").

        The average number of employees from continuing operations for the Group during the period January 1, 2017 up to December 31, 2017 was 11,501 (2015: 12,910, 2016: 12,358).

        The decrease in both the salaries and other related benefits and the number of employees is due principally to the completion on December 31, 2016 of the VES announced on December 9, 2016, in which 1,171 employees participated for the Group (see "—((b) Defined Benefit Plans—Net periodic pension cost").

Employee benefit plans

(a)   Defined Contribution Plans

National Bank of Greece Pension Plan

        In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank's main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of August 1, 2008. Pursuant to Greek Law 3655/2008, the Bank will contribute EUR 26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments from 26.5% in 2013 until they reach 13.3% of employees' gross salary, for employees who joined any social security plan prior to January 1, 1993.

        However, in accordance with Greek Law 4387/2016 and Ministry decision number F11321/OIK.45947/1757/2016 (Govt. Gazette 4458/B/30.12.2016, from January 1, 2017, the Bank's employer contributions will be reduced equally every year until they reach 13.33% in 2020 (December 31, 2017: 18.27%, December 31, 2016: 19.92%). Additionally, the aforementioned law introduced a maximum gross monthly income of EUR5,860.80, upon which social security contributions are calculated). Employer contributions for employees, who joined any social security fund post January 1, 1993, will remain at 13.3%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SALARY AND EMPLOYEE BENEFITS (Continued)

National Bank of Greece Auxiliary Pension Plan

        The Bank's employees' Auxiliary Pension Plan ("LEPETE") provides for defined contributions to be made by the Bank at a rate of 9% of the employee's salary. Benefits paid are determined by years of service with the Bank and the employee's final pensionable pay.

        Under Greek Law 3371/2005 employees hired after January 1, 2005 are insured in the single auxiliary social security fund ("ETEAM"). The Bank pays its contributions to ETEAM since May 1, 2007, which is now part of the Unified Fund for Auxiliary Insurance and Lump Sum Benefits ("ETEAEP"). The Bank's contributions for these employees, are currently limited to 3.5% on their respective salaries.

        The Bank has been providing financial assistance to LEPETE, in order for the latter to cover cash shortfalls. The Board of Directors decided that the Bank will not provide any additional assistance to the fund from October 2017 onwards. Since December 2017, LEPETE has ceased making payments to the pensioners.

        There are pending legal actions against the Bank from LEPETE, employees' unions and former employees who are disputing the defined contribution status of the plan, claiming that the Bank has an obligation to cover any deficit arising. To date, three First Instance Court decisions (421,422, 423/2010), eight temporary injunctive measures and one similar legal case before the Court of Appeal of Athens (decision 487/2017), were in favor of the Bank and one injunction order (2680/2018) was in favor of thirty (30) former employees.

Other Defined Contribution Pension Plans

        The London branch of the Bank and Group companies among which, NBG Asset Management Mutual Funds, and NBG Cyprus, also make contributions to other defined contribution pension plans and funds for their employees.

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

        Total contributions to social security funds, state run plans and defined contribution plans, 2015, 2016 and 2017 were EUR 191 million, EUR 190 million and EUR 170 million respectively. As mentioned above, as of August 1, 2008, the Bank's pension plan was incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plan.

National Bank of Greece Lump Sum Benefit Plan

        Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan's regulation, from January 1, 2014 the Bank pays contribution of 2%.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SALARY AND EMPLOYEE BENEFITS (Continued)

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

Lump sum and annuity benefits

        Former Ethnokarta employees are entitled to benefits from Deposit Administration Fund ("DAF") type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees' salary and years of service, and vary depending on the provisions of each policy.

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

NOTE 38:    SALARY AND EMPLOYEE BENEFITS (Continued)

Net periodic pension costs

        Net periodic pension costs for these defined benefit plans and termination indemnities includes the following components which are recognized in the income statement for the periods ended:

	2015	2016	2017
	(EUR in millions)
	Continuing operations	Continuing operations
Service cost	7	6	7
Interest cost	5	6	4
Amortization of actuarial losses	11	10	9
Losses / (income) on curtailments / settlements and other expense / (income)	—	110	9
Utilization of prior year provision	—	(110)	(8)

Net periodic pension cost	23	22	21

        In 2017, losses / (income) on curtailments / settlements and other expense / (income) mainly include the remaining cost of the 2016 VES implemented by the Bank, amounting to EUR 8 million (EUR 110 million in 2016).

        Furthermore, the amount of EUR 8 million utilization of prior year provision (EUR 110 million in 2016), relates to full utilization of the provision recognized as of December 31, 2015 in the context of Bank's commitment under the Revised Restructuring Plan to decrease its total FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018.

        Weighted average assumptions used to determine the net periodic pension cost for the years ended December 31:

	2015	2016	2017
Discount rate	2.0%	2.4%	1.6%
Expected return on plan assets	2.0%	2.4%	1.6%
Rate of compensation increase	1.5%	1.5%	1.5%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SALARY AND EMPLOYEE BENEFITS (Continued)

        The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2015	2016	2017
	(EUR in millions)
Change in Projected Benefit obligation ("PBO"):
PBO, beginning of year	292	278	273
Service cost	7	6	7
Interest cost	5	6	4
Employee contributions	3	3	2
Actuarial loss/(gain)	(18)	15	4
Benefits paid from the Fund	(9)	(22)	(12)
Benefits paid directly by the Group	(2)	(123)	(20)
Settlements/Terminations/Curtailments	—	110	9

PBO, end of year	278	273	267

        In 2016, the Bank and certain subsidiaries paid benefits of EUR 122 million for indemnities as part of the 2016 VES.

	2015	2016	2017
	(EUR in millions)
Change in plan assets:
Fair value of plan assets, beginning of year	19	17	15
Employer contributions	4	17	8
Employee contributions	3	3	2
Benefits paid	(9)	(22)	(12)

Fair value of plan assets, end of year	17	15	13

        Employer contributions paid by the Group, are in excess of the EUR 5 million total expected contributions for funded plans for 2017.

        The amounts recognized in the consolidated balance sheet as at December 31, are as follows:

	2015	2016	2017
	(EUR in millions)
Funded status, end of year	(261)	(258)	(254)

        The weighted-average assumptions used in determining the benefit obligation of such plans at December 31 are as follows:

	2015	2016	2017
Discount rate	2.4%	1.6%	1.6%
Rate of compensation increase	1.5%	1.5%	1.5%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SALARY AND EMPLOYEE BENEFITS (Continued)

        Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2015	2016	2017
	(EUR in millions)
Projected benefit obligation	278	273	267
Accumulated benefit obligation	263	255	247
Fair value of plan assets	17	15	13

        The amounts recognized in accumulated "Other Comprehensive Income" at December 31 are as follows:

	2015	2016	2017
	(EUR in millions)
Net actuarial losses	122	128	123

        Other Changes in Plan Assets and Benefit Obligations recognized in Other comprehensive income / (loss) at December 31 are as follows:

	2015	2016	2017
	(EUR in millions)
Net (Gain) / Loss	(19)	15	4
Loss due to Curtailment/Settlement	—	3	—
Amortization of Gains	(11)	(12)	(10)

Total recognized on Other comprehensive (income) / loss	(30)	6	(6)

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during financial year 2018 are NIL of prior service cost and EUR 9 million of net actuarial loss.

        The following table indicates actual and targeted plan asset allocation for the Group's funded defined benefit pension plans:

					2018
	2016		2017
					Proportion range
	Amount	Proportion	Amount	Proportion
	(EUR in millions)		(EUR in millions)
Cash and due from banks	2	13.3%	2	15.4%	13%–18%
Other	13	86.7%	11	84.6%	82%–87%

Total	15	100.0%	13	100.0%

        Other relates mainly to assets of DAF policies issued by the Group's main insurance company NIC. DAF assets and deposits are measured at the fund balance plus any accrued return to policyholders.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 38:    SALARY AND EMPLOYEE BENEFITS (Continued)

        Benefit payments projected to be made from the defined benefit plans, are as follows:

Benefit payments projected
(EUR in millions)
Expected Benefits next year	17
Expected Benefits in 2 Yrs	20
Expected Benefits in 3 Yrs	10
Expected Benefits in 4 Yrs	10
Expected Benefits in 5 Yrs	10
Expected Benefits in 6th to 10th Yr	102

        In 2018, the Group is expected to make EUR 7 million in contributions to funded plans and pay EUR 17 million in retirement indemnities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS

        The components of accumulated other comprehensive income attributable to NBG shareholders, net of taxes, comprise:

	Foreign Currency Items	Unrealized gains/(losses) on Available-for-Sale Securities	Pension liability	Accumulated Other Comprehensive Income
	(EUR in millions)
Balance, January 1, 2015	(2,505)	102	(144)	(2,547)
Other comprehensive income before reclassifications	(603)	108	23	(472)
Amounts reclassified from accumulated other comprehensive income	—	17	8	25

Net current-period other comprehensive income	(603)	125	31	(447)

Balance, December 31, 2015	(3,108)	227	(113)	(2,994)
Other comprehensive income before reclassifications	(146)	352	(14)	192
Amounts reclassified from accumulated other comprehensive income due to disposal of subsidiaries	3,133	(115)	18	3,036
Amounts reclassified from accumulated other comprehensive income	—	(90)	6	(84)

Net current-period other comprehensive income	2,987	147	10	3,144

Balance, December 31, 2016	(121)	374	(103)	150
Other comprehensive income before reclassifications	(47)	199	(1)	151
Amounts reclassified from accumulated other comprehensive income due to disposal of subsidiaries	175	(22)	1	154
Amounts reclassified from accumulated other comprehensive income	—	(67)	7	(60)

Net current-period other comprehensive income	128	110	7	245

Balance, December 31, 2017	7	484	(96)	395

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income attributable to NBG shareholders for the period ended December 31, 2015

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Unrealised gains and losses on available-for-sale securities
	3	Interest income: Securities available-for-sale
	2	Net realised gains on sale of available-for-sale securities
	(36)	Other-Than-Temporary-Impairment

	(31)	Total before tax
	8	Income tax benefit

	(23)	Net of tax

Amortization of defined benefit pension items
Actuarial loss	(12)

	(12)	Total before tax
	3	Income tax benefit

	(9)	Net of tax

Income from discontinued operations	7

Total reclassifications for the period	(25)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2016

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Foreign currency translation adjustments
	35	Other non-interest income

	35	Total before tax

	35	Net of tax

Unrealised gains and losses on available-for-sale securities
	120	Net realised gains on sale of available-for-sale securities
	(6)	Other-Than-Temporary-Impairment

	114	Total before tax
	(24)	Income tax expense

	90	Net of tax

Amortization of defined benefit pension items
Actuarial loss	(9)
	1	Other non-interest income

	(8)	Total before tax
	2	Income tax benefit

	(6)	Net of tax

Loss from discontinued operations	(3,071)

Total reclassifications for the period	(2,952)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 39:    ACCUMULATED OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO NBG SHAREHOLDERS (Continued)

        Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2017

Details about Accumulated Other Comprehensive Income Components	Amount reclassified from Accumulated Other Comprehensive Income	Affected Line in the Statement Where Net Income is Presented
(EUR in millions)
Unrealised gains and losses on available-for-sale securities
	85	Net realised gains on sale of available-for-sale securities

	85	Total before tax
	(18)	Income tax expense

	67	Net of tax

Amortization of defined benefit pension items
Actuarial loss	(9)

	(9)	Total before tax
	2	Income tax benefit

	(7)	Net of tax

Loss from discontinued operations	(154)

Total reclassifications for the period	(94)

NOTE 40:    FOREIGN EXCHANGE POSITION

        At December 31, 2017, the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 4,149 million (EUR 4,592 million for 2016 and EUR 4,983 million for 2015) and EUR 4,416 million (EUR 4,264 million for 2016 and EUR 4,496 million for 2015), respectively.

NOTE 41:    POST BALANCE SHEET EVENTS

        On May 4, 2018, at the meeting of the Board of Directors, the resignation of the Bank's Chief Executive Officer, Mr. Leonidas Fragkiadakis was announced. Consequently, in accordance with Article 21 of the Bank's Articles of Association, the Board of Directors unanimously resolved upon its reconstitution into a body and upon the appointment of Mr. Paul Mylonas, Deputy Chief Executive Officer, as Acting Chief Executive Officer until the Annual General Meeting of Shareholders of year 2018.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 41:    POST BALANCE SHEET EVENTS (Continued)

        Further post balance sheet events are disclosed in:

  •
  Note 3: Summary of significant accounting policies

  •
  Note 11: Investment securities

  •
  Note 17: Discontinued operations and long-lived assets held for sale and liabilities directly associated with long-lived assets held for sale